

5/13

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Railway Construction Corporation Limited

*CURRENT ADDRESS East, No. 40 Fuxing Road
Haidan District
~~Beijing~~ Beijing
China

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2008
THOMSON REUTERS

FILE NO. 82- 35210

FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DATE: 6/5/08

BEST AVAILABLE COPY

RECEIVED
2008 MAY 13 P 1:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

A. Documents filed with the HKSE and the Registrar of Companies in Hong Kong in connection with the registration of the Prospectus

1. The Prospectus.

2. White, Yellow and Green Application Forms.

3. The written consents from Citigroup Global markets Asia Limited, CITIC Securities Corporate Finance (HK) Ltd. and Macquarie Capital Securities Ltd. (formerly known as Macquarie Securities Ltd.), as the Joint Global Sponsor, Ernst & Young, as the Company's reporting accountants, Jones Lang LaSalle Sallmanns Limited (formerly known as Sallmanns (Far East) Limited), as the Company's property valuer and Beijing Deheng Law Office, as the Company's legal advisers on PRC law with respect to, inter alia, the inclusion of their reports and/or letters and/or valuation certificates in the Prospectus.

4. The certificate given by Bowne & Co., Inc. as to the accuracy of the Chinese translation of the Prospectus and the White, Yellow and Green Application Forms and the certificate given by Citigroup Global markets Asia Limited, CITIC Securities Corporate Finance (HK) Ltd. and Macquarie Capital Securities Ltd. as to the competency of the Chinese translator in relation to the Chinese translation of the Prospectus and the White, Yellow and Green Application Forms.

5. The certificate of authorisation for registration issued by the HKSE pursuant to Section 342C(5) of the Companies Ordinance.

6. Copies of the following material contracts

(a) a restructuring agreement between the Company and CRCCG dated 5 November 2007;

(b) a non-competition agreement between the Company and CRCCG dated 5 November 2007;

(c) a corporate investor agreement between the Company, Baytree Investments (Mauritius) Pte Ltd and the Joint Global Coordinators dated 22 February 2008;

(d) a corporate investor agreement between the Company, Bokon Investment Limited, Shau Kee Financial Enterprises Limited and the Joint Global Coordinators dated 22 February 2008;

(e) a corporate investor agreement between the Company, China Life Insurance Company Limited and the Joint Global Coordinators dated 21 February 2008;

(f) a corporate investor agreement between the Company, Chow Tai Fook Nominee Limited and the Joint Global Coordinators dated 21 February 2008;

(g) a corporate investor agreement between the Company, Fulland Enterprises Corp, Bank of China Group Investment Limited and the Joint Global Coordinators dated 21 February 2008;

(h) a corporate investor agreement between the Company, Gaoling Yali Feeder Ltd., Yale University and the Joint Global Coordinators dated 22 February 2008;

A6(a)

The restructuring agreement dated 5 November 2007 was entered into between CRCCG and the Company relating to the restructuring of the Company (the "Restructuring Agreement").

Pursuant to the Restructuring Agreement, CRCCG transferred to the Company as capital injection substantially all of the assets, liabilities and interests of its construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment and logistics operations in return for the issuance of 8,000,000,000 domestic shares by the Company.

A6(b)

The non-competition agreement dated 5 November 2007 was entered between CRCCG and the Company (the Non-Competition Agreement) pursuant to which CRCCG has undertaken to the Company that, for so long as such agreement remains effective, it shall: (i) during the term of the Non-Competition Agreement, not compete with us, directly or indirectly, whether on its own or jointly with other entities in any activities or businesses which competes with the Company's core businesses, whether inside or outside the PRC; and (ii) procure that any other company in which CRCCG is a controlling shareholder will not compete with the Company; and (iii) not participate, whether directly or indirectly, in the management and operation of any new BOT, BOO, BT or PPP projects and not bid for any new BOT, BOO, BT or PPP projects.

CRCCG has also granted the Company: (i) an option to purchase any of the Retained Operations, subject to any relevant laws and applicable listing rules and existing joint venture parties' pre-emptive rights (if any); and (ii) pre-emptive rights to purchase any of the Retained Operations on terms no less favorable than those of third parties, if CRCCG or any of its associates intends to transfer, sell, lease or license such interests to any third party. Upon the exercise of such option or pre-emptive right, CRCCG shall transfer such interest to the Company.



RECEIVED
2008 MAY 13 P 1:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Stock Code : 1186

Global Offering

Joint Global Coordinators, Joint Bookrunners, Joint Lead Managers and Joint Sponsors

(in alphabetical order)







IMPORTANT

If you are in any doubt about any of the contents of this Prospectus, you should obtain independent professional advice.



中国铁建

China Railway Construction Corporation Limited

中國鐵建股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Number of Offer Shares under the Global Offering:	1,706,000,000 H Shares (subject to adjustment and the Over-allotment Option)
Number of Hong Kong Public Offer Shares:	170,600,000 H Shares (subject to adjustment)
Number of International Offer Shares:	1,535,400,000 H Shares (subject to adjustment and the Over-allotment Option)
Maximum Offer Price:	HK$10.70 per Hong Kong Public Offer Share (payable in full on application and subject to refund, plus brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%)
Nominal Value:	RMB1.00 per H Share
Stock Code:	1186

Joint Global Coordinators, Joint Bookrunners, Joint Lead Managers and Joint Sponsors (in alphabetical order)







The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this Prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Prospectus.

A copy of this Prospectus, having attached thereto the documents specified in "Appendix X — Documents Delivered to the Registrar of Companies and Available for Inspection", has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission and the Registrar of Companies in Hong Kong take no responsibility for the contents of this Prospectus or any other document referred to above.

The Offer Price is expected to be fixed by agreement among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and us on the Price Determination Date. The Price Determination Date is expected to be on or about 6 March 2008 and, in any event, not later than 11 March 2008. The Offer Price will be not more than HK$10.70 and is currently expected to be not less than HK$9.93. The Joint Global Coordinators (on behalf of the Underwriters, and with our consent) may reduce the indicative Offer Price range and/or the number of Offer Shares being offered under the Global Offering below that stated in this Prospectus at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. Further details are set out in "Structure of the Global Offering" and "How to Apply for Hong Kong Public Offer Shares".

If, for whatever reason, we and the Joint Global Coordinators (on behalf of the Underwriters) are not able to agree on the Offer Price, the Global Offering (including the Hong Kong Public Offering) will not proceed and will lapse.

The obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement to subscribe for, and to procure applicants for the subscription for, Hong Kong Public Offer Shares are subject to termination by the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) if certain grounds arise at or prior to 8:00 a.m. on the day that trading in the H Shares commences on the Hong Kong Stock Exchange. Such grounds are set out in the section headed "Underwriting" in this Prospectus. It is important that you refer to that section for further details.

We are incorporated, and substantially all of our businesses are located, in the PRC. Potential investors should be aware of the differences in the legal, economic and financial systems between the PRC and Hong Kong, and the fact that there are different risks associated with investment in PRC-incorporated businesses. Potential investors should also be aware that the regulatory framework in the PRC is different from the regulatory framework in Hong Kong, and should take into consideration the different market nature of the H Shares. Such differences and risks are set out in the sections headed "Risk Factors", "Appendix VII — Summary of Principal Legal and Regulatory Provisions" and "Appendix VIII — Summary of Articles of Association" in this Prospectus.

29 February 2008



(This Page Intentionally Left Blank)

EXPECTED TIMETABLE[1]

Application lists open[2]	11:45 a.m. on Wednesday, 5 March 2008
Latest time to lodge **WHITE** and **YELLOW** Application Forms	12:00 noon on Wednesday, 5 March 2008
Latest time to complete electronic applications under **White Form eIPO** service through the designated website, **www.eipo.com.hk**[4]	11:30 a.m. on Wednesday, 5 March 2008
Latest time to complete payment of **White Form eIPO** applications by effecting internet banking transfer(s) or PPS payment transfer(s)	12:00 noon on Wednesday, 5 March 2008
Latest time to give **electronic application instructions** to HKSCC[3]	12:00 noon on Wednesday, 5 March 2008
Application lists close	12:00 noon on Wednesday, 5 March 2008
Expected Price Determination Date	Thursday, 6 March 2008
Announcement of Offer Price	Friday, 7 March 2008
Announcement of • the level of applications in the Hong Kong Public Offering • the level of indications of interest in the International Offering • the basis of allotment of the Hong Kong Public Offer Shares to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before[2]	Wednesday, 12 March 2008
Announcement of results of allotment in Hong Kong Public Offering (with successful applicants' identification document numbers, where applicable) to be available through a variety of channels, including the website of the Hong Kong Stock Exchange, as described in the section headed "How to Apply for Hong Kong Public Offer Shares — 10. Result of Allocation and 11. Dispatch/Collection of H Share Certificates and Refunds of Application Monies	Wednesday, 12 March 2008
Despatch of H Share certificates and refund cheques on or before[5][6][7]	Wednesday, 12 March 2008
Dealings in H Shares on the Hong Kong Stock Exchange expected to commence on	Thursday, 13 March 2008

(1) All times refer to Hong Kong local time, except as otherwise stated. Details of the structure of the Global Offering, including its conditions, are set out in "Structure of the Global Offering".

(2) If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force at any time between 9:00 a.m. and 12:00 noon on Wednesday, 5 March, 2008, the application lists will not open on that day. Further information is set out in "How to Apply for Hong Kong Public Offer Shares — 7. When may applications be made — (e) Effects of Bad Weather Conditions on the Opening of the Application Lists".

(3) Applicants who apply for Hong Kong Public Offer Shares by giving electronic application instructions to HKSCC should refer to "How to Apply for Hong Kong Public Offer Shares — 6. Applying by Giving Electronic Application Instructions to HKSCC".

(4) You will not be permitted to submit your application through the designated website at **www.eipo.com.hk** after 11:30 a.m. on the last day for submitting applications. If you have already submitted your application and obtained an application reference number

from the designated website prior to 11:30 a.m., you will be permitted to continue the application process (by completing payment of application monies) until 12:00 noon on the last day for submitting applications, when the application lists close.

(5) H Share certificates will only become valid certificates of title provided that the Hong Kong Public Offering has become unconditional in all respects and neither of the Underwriting Agreements has been terminated in accordance with its terms. Investors who trade H Shares on the basis of publicly available allocation details prior to the receipt of their H Share certificates or prior to the H Share certificates becoming valid certificates of title do so entirely at their own risk.

(6) Applicants who apply for 1,000,000 or more Hong Kong Public Offer Shares and have indicated in their Application Forms that they wish to collect H share certificates (if applicable) and refund cheques (if applicable) in person may do so from our H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. on Wednesday, 12 March 2008 or any other date notified by our Company in the newspapers as the date of despatch of H share certificates/refund cheques. Applicants being individuals who opt for personal collection must not authorize any other person to make their collection on their behalf. Applicants being corporations who opt for personal collection must attend by sending their authorized representatives each bearing a letter of authorization from his corporation stamped with the corporation's chop. Both individuals and authorized representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to our H Share registrar. Uncollected H share certificates and refund cheques will be despatched by ordinary post to the addressees specified in the relevant Application Forms at the applicants' own risk. Further information is set out in "How to Apply for Hong Kong Public Offer Shares".

(7) Refund cheques will be issued in respect of wholly or partially unsuccessful applications and also in respect of successful applications in the event that the Offer Price is less than the initial price per Hong Kong Public Offer Share payable on application. Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party to facilitate your refund. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of your refund cheque or may invalidate your refund cheque.

You should read carefully the sections headed "Underwriting", "How to Apply for Hong Kong Public Offer Shares", and "Structure of the Global Offering", for details relating to the structure of the Global Offering, how to apply for Hong Kong Public Offer Shares and the expected timetable, including, among other things, conditions, effect of bad weather and the despatch of refund cheques and H share certificates.

TABLE OF CONTENTS

You should rely only on the information contained in this Prospectus and the Application Forms to make your investment decision. We have not authorized anyone to provide you with information that is different from that contained in this Prospectus. Any information or representation not made in this Prospectus must not be relied on by you as having been authorized by us, the Joint Global Coordinators, the Joint Sponsors, the Underwriters, any of their respective directors or any other person or party involved in the Global Offering.

	Page
Expected Timetable	i
Summary	1
Definitions	20
Glossary	30
Forward-looking Statements	36
Risk Factors	37
Information about this Prospectus and the Global Offering	63
Corporate Information	66
Parties Involved in the Global Offering	68
Industry Overview	73
Regulations	92
Restructuring	103
Corporate Investors	110
Business	114
Overview	114
Our competitive strengths	118
Our business strategies	125
Principal products and services	130
Construction operations	130
Survey, design and consultancy operations	159
Manufacturing operations	165
Other businesses and capital investments	168
Backlog	177
New contract value	177
Research and development	178
Quality control and management	179
Occupational health, safety and environmental protection	179
Internal controls	181
Intellectual property rights	182
Properties	182
Insurance	186
Legal proceedings	187
Employees	187
Relationship with CRCCG	190
Connected Transactions	199
Directors, Supervisors, Senior Management and Employees	211
Substantial Shareholder	225
Share Capital	226
Financial Information	232
Future Plans and Use of Proceeds	307
Underwriting	309
Structure of the Global Offering	317
How to Apply for Hong Kong Public Offer Shares	322
Further Terms and Conditions of the Hong Kong Public Offering	335

TABLE OF CONTENTS

		Page
Appendices		
Appendix I	**— Accountants' Report**	I-1
Appendix II	**— Unaudited Pro Forma Financial Information**	II-1
Appendix III	**— Profit Estimate**	III-1
Appendix IV	**— Property Valuation**	IV-1
Appendix V	**— The A Share Offering**	V-1
Appendix VI	**— Taxation and Foreign Exchange**	VI-1
Appendix VII	**— Summary of Principal Legal and Regulatory Provisions**	VII-1
Appendix VIII	**— Summary of Articles of Association**	VIII-1
Appendix IX	**— Statutory and General Information**	IX-1
Appendix X	**— Documents Delivered to the Registrar of Companies and Available for Inspection**	X-1

This summary aims to give you an overview of the information contained in this Prospectus. As this is a summary, it does not contain all the information that may be important to you. You should read this Prospectus in its entirety before you decide to invest in the Hong Kong Public Offer Shares.

There are risks associated with any investment. Some of the particular risks in investing in the H Shares are set out in "Risk Factors". You should read that section carefully before you decide to invest in the H Shares.

BUSINESS OVERVIEW

We are one of the ultra-large integrated construction enterprises in the world. In 2007, we were listed among the Fortune Global 500 companies, ranking 384th in terms of total revenue. In the same year, we also ranked sixth out of the Top 225 Global Contractors in terms of total revenue from 2006 construction operations according to ENR magazine and 15th out of the Top 500 Chinese Enterprises elected by the Chinese Enterprise Confederation and the China Enterprise Directors Association in terms of total revenue.

Our businesses are divided into four major segments, namely: (i) construction operations; (ii) survey, design and consultancy operations; (iii) manufacturing operations; and (iv) other businesses, including real estate development and the provision of logistics services that relate to our main businesses. In addition, we generate revenue from our capital investment operations, which involve investments in certain BT, BOT and BOO projects.

Construction Operations

Our construction operations, primarily focusing on infrastructure construction, constitute our core business and cover nearly all types of construction projects, including railway, highway, metropolitan railway, water conservancy and hydropower facility, airport, port, industrial and civil construction and municipal projects. We are one of the largest providers of railway construction services in China. We have participated in the construction of almost all railway lines in China constructed after 1949 and have independently constructed approximately 34,000 km of railways, which account for the majority of China's railway lines constructed since 1949. We are the largest provider of highway construction services in China, with a focus on the construction of freeways as well as bridges and tunnels as part of our highway construction projects, and we have constructed more than 100 freeways and highways with a total length of approximately 22,600 km. Moreover, we are a leading provider of construction services in terms of revenue in the domestic market for bridges and tunnels, and have completed various bridge, tunnel and underground construction projects that meet international standards. We are also a leader in the construction of metropolitan railways, having participated or are currently participating in the survey, design and construction of metropolitan railway projects in all cities throughout China with such projects. As of 30 November 2007, we had provided construction services in 31 provinces, autonomous regions and municipalities in China, Hong Kong, Macau and more than 60 countries and territories around the world. The largest customers of our domestic construction operations are primarily business entities, such as project companies, set up and managed by central and local governments. The largest customers of our overseas construction operations are primarily governmental and semi-official entities. We have completed 287 overseas projects and are currently engaged to provide construction services for 137 overseas projects located in 27 different countries and territories. Major overseas projects completed by us include the Hong Kong West Rail, the rehabilitation of the Nigeria Railway Systems, the Macau Parliament Building, the East Wing of the Venetian Casino in Macau and the Tanzania-Zambia Railway Project. Significant overseas projects in which we were engaged as of the Latest

Practicable Date include the Algerian East-West Expressway Project, Nigeria's Lagos-Kano Railway Modernization Project, the Saudi Arabia North-South Railway Line CTW200 Section, the Israel Camel Tunnel and the Turkey Ankara-Istanbul Railway Reconstruction Project. Although we generated insignificant revenue from overseas projects during the Track Record Period, which represented only 1.6%, 2.0%, 2.3% and 3.4% of our total revenue generated from construction operations for the years ended 31 December 2004, 2005, 2006 and eleven months ended 30 November 2007, respectively, based on the substantial amount of the new contract value and backlog for the eleven months ended 30 November 2007, which represented 39.8% and 40.0% of our total new contract value and backlog of the construction operations for the same period, respectively, we expect that the revenue from our overseas construction projects will increase in the coming years and constitute a larger part of our total revenue from construction operations.

Survey, Design and Consultancy Operations

We are a leading provider of survey, design and consultancy services in terms of revenue to the domestic infrastructure construction industry. We focus our survey, design and consultancy business mainly on the infrastructure construction of railways, bridges, tunnels, metropolitan railways, freeways, municipal projects, industrial and civil buildings, airports and ports. As of 30 November 2007, we had provided survey, design and consultancy services for 117 major construction projects at the national or provincial level as well as survey and design services for 12 of the 17 passenger railways currently under construction in China. We are highly competitive in the survey, design and consultancy industry in China, and two of the only four large-scale railway survey and design institutes servicing China's railway systems are our subsidiaries, while the other two are owned by the MOR and another domestic company, respectively. We held 61 government-issued certificates relating to our survey, design and consultancy operations as of 30 November 2007, and have assisted the MOR in setting over 40 industry standards currently in effect in China through our survey and design institutes. We possess comprehensive technologies for the survey and design of railways, including those situated on high plateaus and in mountainous regions, permafrost zones and deserts, as well as sophisticated technologies for electrified railway lines, passenger railway lines, underwater construction, long tunnels, wireless train dispatching and scheduling systems and large interchange traffic construction. Our survey and design technologies are among the most advanced in China and are considered advanced by international standards, and we have received over 430 awards for our survey, design and consultancy work since 1982. Our survey, design and consultancy operations extend throughout China and a number of overseas countries and territories. Major customers of our survey, design and consultancy operations include government agencies and business entities set up and managed by central and local governments, such as construction project companies. In 2007, we were ranked 69th out of the Top 150 Global Design Firms in terms of revenue for design services performed during 2006 according to ENR magazine.

Manufacturing Operations

We are the second largest manufacturer of large track maintenance machinery in the world in terms of annual production volume. As of the Latest Practicable Date, we were the largest company in both China and Asia engaging in the research and development, manufacturing, sales, maintenance and repair of large track maintenance machinery, occupying more than 80% of the domestic market share for large track maintenance machinery.

We participated in the recent development of the large track maintenance machinery industry in China, having imported leading technologies for the manufacturing of large track maintenance machinery and, within two years, successfully manufactured our proprietary machinery domestically by utilizing our strong research and development capabilities. Our state-of-the-art track maintenance machinery products promoted

the significant upgrades from manual to automatic railway maintenance practices in China, as well as the successful increases in maximum train speeds on the China's railway networks on numerous occasions. In addition, we recently entered the high-speed railway track components market, an emerging market in China, and have been appointed by the MOR as one of only two designated manufacturers of high-speed railway switches in China. We successfully developed and produced a line of components manufactured specifically for China's high-speed railways, such as high-speed railway switches and rail fasteners. Major customers of our manufacturing operations include large enterprises, such as state-owned railway operators, construction companies, local railway companies, subway companies and mining companies with railway facilities.

Other Businesses

In addition to the foregoing operations, we have developed various businesses that relate to our construction and design operations and demonstrate potential for growth, such as businesses involving real estate development and logistics. We are also engaged in capital investment operations. Although contribution from our real estate development, logistics and capital investment operations was insignificant to our overall operations in terms of revenue and profit during the Track Record Period, we believe that these new businesses will not only promote our main operations because of their synergies with and utilization of our well-established expertise, but may also become our significant businesses in the future because of their tendency to have higher profit margins compared to our other operations.

As an important and profitable growth area, our real estate development business is a major focus of our business growth strategy. We plan to consolidate our resources and increase our capital and land reserves through various means to promote our real estate development business. We focus on the development of residential buildings as our main business, and the development of commercial properties, such as shopping malls and office buildings, as ancillary businesses primarily intended for sale to the public. We principally carry out real estate development in economically developed cities with a focus on municipalities, such as Beijing, and provincial capitals. As of 31 December, 2007, we had 21 on-going real estate development projects which occupy an aggregate site area of approximately 2.3 million m^2, an expected GFA of approximately 5.4 million m^2 and an unsold GFA of approximately 4.9 million m^2. As of 31 December 2007, our major real estate development projects were expected to be completed within the next three to four years. Our subsidiary, China Railway Real Estate Co., Ltd. has also successfully established the brand "Zhong Tie Di Chan" ("中鐵地產"), which was ranked one of the Top 10 real estate brands in Beijing in terms of influence in 2007. Our logistics operations include the transportation of railway materials, storage of construction equipment and materials and trading of construction materials. We have enhanced the competitiveness of our modern logistics operations and trading operations through the expansion of our business scale and development of our business strategic partnerships. China Railway Goods and Materials Co., Ltd., our subsidiary specializing in logistic operations, was ranked the largest railway construction logistic service provider in China and the second largest railway materials supplier in the world. It has also been ranked 20th among the 50 most competitive logistic enterprises in China in 2006. Our capital investment operations involve investments in certain BT, BOT and BOO projects, which are usually implemented according to customers' requests and are fully or partially financed by contractors. We believe that infrastructure construction projects completed on a BT, BOT, BOO and PPP basis will be increasingly common in China, and therefore intend to expand our capital investment operations by increasing our involvement in BT, BOO, BOT or PPP projects in relation to our construction operations and increasing our relevant operating capacities.

Notable Achievements

We possess leading technologies relating to infrastructure construction and design and have made notable achievements in recent years. For example:

- We undertook all the survey and design work for Phase I and Phase II of the Qinghai-Tibet Railway Line and were solely responsible for the construction of 71.1%, or approximately 1,406 km of both phases of the Qinghai-Tibet Railway Line, including all construction beyond 4,900 m above sea level and the majority of the difficult railway lines beyond 4,600 m above sea level of Phase II of the railway, as well as the sections of the railway crossing the Tanggula and Kunlun mountains. We overcame three significant challenges presented by permafrost, low oxygen levels due to high altitudes and the fragile ecology of the Qinghai-Tibet Plateau. The Qinghai-Tibet Railway Line was completed in 2006.
- We are currently the only company in China possessing proprietary knowledge of high-precision maglev track beam manufacturing technology, and we participated in the construction of the world's first commercially operated high-speed maglev line, the Shanghai Maglev Demonstration Line, which recorded maglev train speeds of up to 432 km/h.
- We participated in the construction of the Qinhuangdao-Shenyang Passenger Railway Line, including the testing section, which recorded train speeds of up to 321 km/h during trial operations. The project was completed in 2002.
- We designed and constructed the Wushaoling Tunnel, which was the longest tunnel in Asia at the time of its completion in 2006.
- We participated in the construction of Asia's longest pipeline, the East-West Gas Pipeline, and completed construction of the section of the pipeline that crosses over the Yellow River at Zhengzhou at the end of 2004.
- We are currently constructing the Nanjing Yangtze River Tunnel utilizing shield tunneling machines. This is the longest tunnel with the widest shield diameter crossing the Yangtze River.
- We are also undertaking the majority of the survey and design work for the Beijing-Shanghai High-Speed Railway Project, which is expected to commence construction soon. As of the Latest Practicable Date, we were independently awarded two sections of the Beijing-Shanghai High-Speed Railway Project with a construction contract value of RMB33.7 billion. In addition, we were awarded another section of this project with a construction contract value of RMB14.3 billion through a consortium entered into with China Hydraulic and Hydroelectric Construction Group Corporation, and our share in the total construction contract value is expected to be over RMB5.2 billion. As a result, we expect to be awarded over RMB38.9 billion, or over 46.5%, of the total contract value for Beijing-Shanghai High-Speed Railway Project. Of the four companies awarded contracts for this project, we were awarded the highest proportion of this project in terms of contract value.
- In 2006, we completed the construction of over 1,038.5 km and 1,076.0 km of bridges and tunnels, respectively.

For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2007, our new contract value amounted to approximately RMB144,539.8 million, RMB193,044.2 million, RMB202,341.4 million and RMB232,928.7 million, respectively. For the years ended 31 December 2004,

2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our total revenue was RMB86,187.5 million, RMB110,794.7 million, RMB153,609.0 million, RMB138,283.7 million and RMB146,667.0 million, respectively, while our net profit was RMB192.6 million, RMB525.9 million, RMB1,502.0 million, RMB1,233.4 million and RMB2,005.5 million, respectively.

RECENT DEVELOPMENT

In February 2008, we won contracts to participate in the construction of the Libya Seaside Railway Line and the Libya North-South Railway Line. The total contract value is approximately U.S.$2.6 billion. The Khoms — Sirt section of the Libya Seaside Railway Line will be the main west-east railway line of Libya and serve cargo and passenger transportation. The Alhishe-Sabha section of the Libya North-South Railway will mainly serve the transportation of iron ores from Sabha area to the northern shore city, Misratah, as well as to facilitate north-south passenger transportation. Both projects will commence in June 2008 and are expected to be completed within four years from the date of commencement.

OUR COMPETITIVE STRENGTHS

- As one of China's largest integrated construction companies primarily focusing on infrastructure construction, and with our long operating history, comprehensive range of qualifications, extensive experience and strong capabilities, we have the potential for continued growth and are well-positioned to take advantage of business opportunities in both domestic and international markets.
- We possess a solid foundation for continued growth of our core operations as a result of our numerous core technologies in each of our business operations, ability to develop proprietary technologies and use of sophisticated equipment.
- With our extensive experience in the overseas construction business and notable accomplishments in the industry, we are currently the largest, fastest-growing Chinese construction contractor in the overseas infrastructure construction market.
- We are a leading and highly proficient provider of survey, design and consultancy services for major infrastructure construction projects, and have made notable achievements in the domestic industry.
- Leveraging our strong financing, survey, design and technological capabilities, we have developed our real estate development business in major cities across China and have established our well-recognized brand name, "Zhong Tie Di Chan", in the market.
- We are the largest large track maintenance machinery manufacturer in Asia and the second largest in the world. Moreover, the strategic location of our manufacturing facilities and utilization of advanced technologies have enhanced our competitiveness in the high-speed railway track components market.
- We are the largest railway construction logistic service provider in China and the second largest railway material supplier in the world, possessing an expansive logistics network and a high potential for growth in this business.
- Our experienced and knowledgeable management team and highly-skilled workforce have established "CRCC" as a widely-recognized brand name, effectively maintained our corporate culture and ensured the continued growth of our businesses.

OUR BUSINESS STRATEGIES

- Continue to enhance our leading position and increase our market share in China's construction industry.
- Develop our overseas business and continue to expand the global footprint and scale of our overseas operations.
- Realign our corporate focus and become a fully-integrated company while developing new businesses with high return.
- Enhance our research and development efforts to further enhance our core competitiveness.
- Implement innovative management strategies, improve management efficiency and reduce costs to maintain cost-effective operations and optimize our overall profitability.
- Further develop our outstanding corporate culture, promote the "CRCC" brand name and strengthen our reputation for excellence.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

Selected Historical Consolidated Financial Information

The following tables present our selected historical consolidated financial information for the Track Record Period. The selected summary consolidated income statement information, segment financial information and cash flow information and other financial information for the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, and the selected summary consolidated balance sheet information as of 31 December 2004, 2005 and 2006 and 30 November 2007 are derived from, and should be read in conjunction with, the consolidated financial information set forth in "Appendix I — Accountants' Report" in this Prospectus.

Prior to the Restructuring, our business operations were conducted by the companies wholly-owned or controlled by CRCCG, a State-owned enterprise wholly-owned and managed by SASAC. Before our A Share Listing and our H Share Listing, CRCCG was our sole promoter. Since CRCCG controlled the business operations and the related assets that were transferred to us pursuant to the Restructuring, and continues to control us after the Restructuring, our historical consolidated financial information has been prepared as a combination of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to us have been stated at historical carrying amounts. In addition, the historical consolidated financial information presented below for each of the year in the three years ended 31 December 2006 as well as each eleven-month period ended 30 November 2006 and 2007 also reflect the financial position and results of operations of certain of the businesses and assets historically associated with the Predecessor Operations retained by CRCCG as part of the Restructuring. In connection with the Restructuring, the Retained Business include: (i) certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, which were historically associated with the Predecessor Operations; (ii) supplementary defined benefits of retirees; (iii) equity interests in certain companies not strategically complementary to our businesses; (iv) equity interests in the project companies of certain retained BOT projects; and (v) ancillary businesses including hospitals and nurseries. Although certain of such businesses and assets retained by CRCCG were not transferred to us, they have been included in the historical consolidated financial information according to the details set out in the agreement for the Restructuring entered into by the Company with CRCCG because they were an integral part of, or historically

associated with, the assets, liabilities and interests of the Predecessor Operations. Accordingly, the financial information included in this section may not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a separate and stand-alone entity during the periods presented below. For selected historical financial information relating to certain assets and liabilities retained by CRCCG historically associated with the Predecessor Operations, see Note 2 in the Accountants' Report included as Appendix I to this Prospectus.

The selected historical consolidated financial data should be read in conjunction with our consolidated financial information set forth in the Accountants' Report included as Appendix I to this Prospectus and included elsewhere in this Prospectus.

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited) (RMB million)	(unaudited)	(audited)
Selected consolidated income statement information					
IFRS					
Revenue	86,187.5	110,794.7	153,609.0	138,283.7	146,677.0
Cost of sales	(79,802.6)	(102,869.8)	(144,013.0)	(129,682.1)	(136,934.5)
Gross profit	6,384.9	7,924.9	9,596.0	8,601.5	9,732.5
Other income and gains, net	125.2	202.8	185.9	133.1	549.7[(1)]
Selling and distribution costs	(760.9)	(926.9)	(893.1)	(812.1)	(582.5)
Administrative expenses	(4,661.2)	(5,251.7)	(6,002.1)	(5,458.5)	(5,529.9)
Other expenses	(630.6)	(674.2)	(448.3)	(420.2)	(228.3)
Profit from operations	457.4	1,274.9	2,438.3	2,043.9	3,941.6
Finance revenue	280.7	384.0	546.6	493.7	537.8
Finance costs	(416.2)	(782.8)	(909.3)	(826.7)	(1,077.5)
Share of profits and losses of:					
Jointly-controlled entities	49.6	34.1	25.5	23.0	12.9
Associates	0.4	25.1	(2.9)	(0.9)	2.3
Profit before tax	371.9	935.4	2,098.2	1,733.0	3,417.0
Tax	(179.3)	(409.5)	(596.3)	(499.7)	(1,411.6)[(2)]
Profit for the year/period	192.6	525.9	1,502.0	1,233.4	2,005.5
Attributable to:					
Equity holder of the Company	102.9	349.3	1,213.0	1,007.7	2,008.7
Minority interests	89.7	176.5	289.0	225.7	(3.2)
Distributions	—	132.7	305.1	279.7	4,685.0

(1) Includes a significant gain on disposal of a subsidiary of RMB315.8 million.

(2) Includes the write-off of net deferred tax assets of RMB600.2 million as a result of reduction of income tax rate from 33% to 25% effective on 1 January 2008 according to the PRC Corporate Income Tax Law, which caused a RMB600.2 million decrease in the net profit for the eleven months ended 30 November 2007.

SUMMARY

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Selected consolidated balance sheet information				
IFRS				
ASSETS				
Non-current assets	18,132.8	19,425.1	22,497.0	25,902.5
Current assets	61,511.8	80,922.2	102,052.7	129,116.1
Cash and cash equivalents	13,600.6	16,699.4	20,960.8	25,769.4
Other current assets	47,911.2	64,222.8	81,091.9	103,346.7
Total assets	**79,644.6**	**100,347.3**	**124,549.7**	**155,018.6**
EQUITY AND LIABILITIES				
Total equity	2,223.0	2,602.6	3,687.8	4,935.0
Equity attributable to equity holder of the Company	1,603.9	1,774.3	2,637.4	4,726.6
Minority interests	619.1	828.2	1,050.4	208.4
Non-current liabilities	14,013.8	15,941.0	16,921.5	14,477.3
Current liabilities	63,407.8	81,803.8	103,940.4	135,606.3
Total equity and liabilities	**79,644.6**	**100,347.3**	**124,549.7**	**155,018.6**

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Selected consolidated cash flow information					
Net cash inflow from operating activities	2,843.5	4,576.7	6,336.9	4,246.4	6,026.6
Net cash outflow from investing activities	(3,008.4)	(4,731.8)	(4,809.0)	(2,925.9)	(9,732.7)
Net cash inflow from financing activities	873.2	2,721.7	2,672.0	3,387.0	9,001.8

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Segment financial information					
Revenue from operations					
Construction operations	80,565.8	104,133.7	146,359.7	131,658.1	139,184.6
Survey, design and consultancy operations	2,345.6	2,909.3	3,348.5	2,995.8	2,748.7
Manufacturing operations	1,362.5	1,388.3	1,355.2	1,237.4	1,633.8
Other businesses	2,217.2	2,872.5	3,553.9	3,152.8	4,625.0
Elimination	(303.6)	(509.0)	(1,008.3)	(760.4)	(1,525.2)
Total revenue	**86,187.5**	**110,794.7**	**153,609.0**	**138,283.7**	**146,667.0**
Gross profit from operations					
Construction operations	5,185.6	6,453.6	8,213.4	7,353.0	8,290.6
Survey, design and consultancy operations	663.6	762.3	634.9	572.3	650.1
Manufacturing operations	235.9	275.3	224.5	206.3	252.3
Other businesses	299.8	433.7	523.2	470.0	539.5
Total gross profit	**6,384.9**	**7,924.9**	**9,596.0**	**8,601.5**	**9,732.5**

SUMMARY

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited) (RMB million)	(unaudited)	(audited)
Gross margin from operations					
Construction operations	6.4%	6.2%	5.6%	5.6%	6.0%
Survey, design and consultancy operations	28.3%	26.2%	19.0%	19.1%	23.7%
Manufacturing operations	17.3%	19.8%	16.6%	16.7%	15.4%
Other businesses	13.5%	15.1%	14.7%	14.9%	11.7%
Average gross margin	**7.4%**	**7.2%**	**6.2%**	**6.2%**	**6.6%**
Operating profit from operations					
Construction operations	1.6	822.7	2,093.4	1,731.8	3,421.3
Survey, design and consultancy operations	102.0	93.4	80.7	73.2	195.1
Manufacturing operations	76.0	146.4	16.6	12.9	82.0
Other businesses	277.7	212.4	247.6	226.0	243.2
Total operating profit	**457.4**	**1,274.9**	**2,438.3**	**2,043.9**	**3,941.6**
Operating margin from operations					
Construction operations	0.0%	0.8%	1.4%	1.3%	2.5%
Survey, design and consultancy operations	4.3%	3.2%	2.4%	2.4%	7.1%
Manufacturing operations	5.6%	10.5%	1.2%	1.0%	5.0%
Other businesses	12.5%	7.4%	7.0%	7.2%	5.3%
Average operating margin	**0.5%**	**1.2%**	**1.6%**	**1.5%**	**2.7%**

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited) (RMB million)	(unaudited)	(audited)
Capital expenditure					
Construction operations	2,890.3	3,305.0	6,157.0	4,099.7	9,196.3
Survey, design and consultancy operations	265.9	130.5	210.9	200.3	447.9
Manufacturing operations	34.4	14.7	21.1	19.9	519.9
Other businesses	102.6	91.3	187.2	93.2	164.4
Total capital expenditure	**3,293.3**	**3,541.5**	**6,576.3**	**4,413.1**	**10,328.5**

Other Selected Financial Information

The following table sets forth a full quantitative reconciliation of EBITDA to its most directly comparable IFRS equivalent, profit for the year/period, and the calculation of EBITDA margin.

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Profit from operations	457.4	1,274.9	2,438.3	2,043.9	3,941.6
Depreciation and amortization	1,760.1	1,974.0	2,406.5	2,206.3	2,984.9
EBITDA[1]	2,217.5	3,249.0	4,844.8	4,250.2	6,926.5
Revenue	86,187.5	110,794.7	153,609.0	138,283.7	146,667.0
EBITDA Margin[1]	2.6%	2.9%	3.2%	3.1%	4.7%

(1) EBITDA, a measure of our operating performance, is defined as profit for the year/period plus finance costs, share of losses/(profits) of associates and jointly-controlled entities, income tax expense and depreciation and amortization, and less finance revenue, or profit from operations plus depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total revenue. We present our EBITDA and EBITDA margin here to provide additional information regarding our operating performance and because our management believes EBITDA is useful to investors as a measure commonly used by securities analysts, investors and other interested parties in the evaluation of the performance of companies in the construction industry. EBITDA is not a standard measure under IFRS. EBITDA should not be considered in isolation or construed as an alternative to cash flows, profit for the year/period or any other measure of performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA does not account for taxes, interest expense or other non-operating cash expenses. In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditure.

Selected Historical Operating Data

The following tables set forth selected operating data of each of our segments, after elimination of inter-segment sales, for the periods indicated:

Backlog

Backlog represents our estimate of the contract value of work that remains to be completed as of a certain date. The contract value of a project represents the amount that we expect to receive under the terms of the contract assuming the contract is performed in accordance with its terms. The following table sets out the aggregate value of projects in our backlog of our construction operations, survey, design and consultancy operations and manufacturing operations for the periods indicated:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
		(RMB million)		
Construction Operations	61,047.0	139,531.2	198,374.9	292,662.0
Domestic	58,037.0	130,415.2	156,360.9	175,708.3
Overseas	3,010.0	9,116.0	42,014.0	116,953.7
Survey, Design and Consultancy Operations	2,389.5	2,498.0	2,476.8	2,921.5
Manufacturing Operations	3,608.4	2,503.4	1,602.2	6,554.0
Total	**67,044.9**	**144,532.6**	**202,453.8**	**302,137.5**

New contract value

New contract value represents the aggregate value of the contracts that we entered into during a specified period. The value of a contract is the amount that we expect to receive under the terms of the contract if the contract is performed in accordance with its terms. The following table sets out the aggregate value of new contracts entered into by our construction operations, survey, design and consultancy operations and manufacturing operations for the periods indicated:

	Year ended 31 December			Eleven months ended 30 November
	2004	2005	2006	2007
	(RMB million)			
Construction Operations	140,336.1	189,156.4	198,203.7	223,659.6
Domestic	136,574.4	176,247.5	154,588.5	134,576.1
Overseas	3,761.7	12,908.9	43,615.1	89,083.6
Survey, Design and Consultancy Operations	2,479.7	2,743.3	3,073.3	2,947.6
Manufacturing Operations	1,724.1	1,144.6	1,064.4	6,321.5
Total	**144,539.8**	**193,044.2**	**202,341.4**	**232,928.7**

PROFIT ESTIMATE FOR THE YEAR ENDED 31 DECEMBER 2007

The statistics in the following table do not give effect to the A Share Offering and are based on the assumption that (i) the Global Offering is completed and 1,706,000,000 H Shares are newly issued in the Global Offering, (ii) the Over-allotment Option is not exercised, and (iii) 9,706,000,000 Shares are issued and outstanding following the completion of the Global Offering:

Estimated consolidated profit attributable to equity holders of our Company[1]	not less than RMB2,262 million
Pro forma estimated earnings per Share fully diluted[2]	not less than RMB0.233 (HK$0.254)

(1) The above profit estimate has been prepared on the bases that are set out in Appendix III, which include a significant gain on disposal of a subsidiary of RMB315.8 million and the write-off of net deferred tax assets of RMB600.2 million in the eleven months period ended 30 November 2007 as a result of reduction of income tax rate from 33% to 25% effective on 1 January 2008 according to the PRC Corporate Income Tax Law, which resulted in a decrease of RMB600.2 million in the net profit of our Company.

(2) The calculation of the pro forma estimated earnings per Share on a pro forma fully diluted basis is based on the estimated consolidated profit attributable to equity holders of our Company for the year ended 31 December 2007, assuming that we had been listed since 1 January 2007 and a total of 9,706,000,000 Shares were issued and outstanding during the entire year. This calculation does not take into account Shares which may be issued pursuant to the A Share Offering and assumes that the Over-allotment Option will not be exercised.

The statistics in the following table are based on the assumption that (i) the A Share Offering is completed and 2,450,000,000 A Shares are newly issued in the A Share Offering, (ii) the Global Offering is completed and 1,706,000,000 H Shares are newly issued in the Global Offering, (iii) the Over-allotment Option is not exercised, and (iv) 12,156,000,000 Shares are issued and outstanding following the completion of the A Share Offering and Global Offering:

Estimated consolidated profit attributable to equity holders of our Company[1]	not less than RMB2,262 million
Pro forma estimated earnings per Share fully diluted[2]	not less than RMB0.186 (HK$0.203)

(1) The above profit estimate has been prepared on the bases that are set out in Appendix III, which include a significant gain on disposal of a subsidiary of RMB315.8 million and the write-off of net deferred tax assets of RMB600.2 million in the eleven months period ended 30 November 2007 as a result of reduction of income tax rate from 33% to 25% effective on 1 January 2008

according to the PRC Corporate Income Tax Law, which resulted in a decrease of RMB600.2 million in the net profit of our Company.

(2) The calculation of the pro forma estimated earnings per Share on a pro forma fully diluted basis is based on the estimated consolidated profit attributable to equity holders of our Company for the year ended 31 December 2007, assuming that we had been listed since 1 January 2007 and a total of 12,156,000,000 Shares were issued and outstanding during the entire year. This calculation takes into account the issuance of 2,450,000,000 A Shares pursuant to the A Share Offering and assumes that the Over-allotment Option will not be exercised.

GLOBAL OFFERING

The Global Offering by us consists of:

- the offer by us of initially 170,600,000 H Shares, or Hong Kong Public Offer Shares, for subscription by the public in Hong Kong, referred to in this Prospectus as the Hong Kong Public Offering; and
- the offer by us of initially 1,535,400,000 H Shares, or International Offer Shares, in the international offering, referred to in this Prospectus as the International Offering, consisting of the offering of our H Shares (i) in the United States to QIBs in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended, or the Securities Act, and (ii) outside the United States in reliance on Regulation S under the Securities Act. At any time from the date we sign the International Underwriting Agreement until 30 days after the last day for the lodging of applications in the Hong Kong Public Offering, the Joint Global Coordinators, as representatives of the International Underwriters, have an option to purchase up to an additional 255,900,000 H Shares from us, representing 15% of the initial size of the Global Offering, at the Offer Price, solely to cover over-allotments in the International Offering.

The number of Hong Kong Public Offer Shares and International Offer Shares, or together, the H Shares, is subject to adjustment and reallocation as described in "Structure of the Global Offering".

OFFER STATISTICS

The statistics in the following table do not give effect to the A Share Offering and are based on the assumption that (i) the Global Offering is completed and 1,706,000,000 H Shares are newly issued in the Global Offering, (ii) the Over-allotment Option is not exercised, and (iii) 9,706,000,000 Shares are issued and outstanding following the completion of the Global Offering:

	Based on an Offer Price of HK$9.93 per H Share	Based on an Offer Price of HK$10.70 per H Share
Market capitalization of our Shares[1]	HK$96,380.6 million	HK$103,854.2 million
Estimated price/earnings multiple Pro forma fully diluted[2]	39.0 times	42.1 times
Unaudited pro forma adjusted net tangible asset value per Share[3]	HK$2.09 (RMB1.92)	HK$2.22 (RMB2.03)

(1) All statistics in this table are based on the assumption that the Over-allotment Option is not exercised. The calculation of market capitalization is based on 9,706,000,000 Shares expected to be issued and outstanding following the Global Offering.

(2) The calculation of the estimated price/earnings multiple on a pro forma fully diluted basis is based on the estimated earnings per Share on a pro forma fully diluted basis at the respective Offer Prices of HK$9.93 and HK$10.70 per H Share, assuming that the Global Offering had been completed on 1 January 2007 and a total of 9,706,000,000 Shares were issued and outstanding during the entire year. This calculation does not take into account Shares which may be issued pursuant to the A Share Offering and assumes that the Over-allotment Option will not be exercised.

(3) The unaudited pro forma adjusted consolidated net tangible asset value per Share is calculated after making the adjustments referred to in "Appendix II — Unaudited Pro Forma Financial Information" in this Prospectus. The calculations do not give effect to the A Share Offering.

The statistics in the following table are based on the assumption that (i) the A Share Offering is completed and 2,450,000,000 A Shares are newly issued in the A Share Offering, (ii) the Global Offering is completed and 1,706,000,000 H Shares are newly issued in the Global Offering, (iii) the Over-allotment Option is not exercised, and (iv) 12,156,000,000 Shares are issued and outstanding following the completion of the A Share Offering and Global Offering:

	Based on an Offer Price of HK$9.93 per H Share	Based on an Offer Price of HK$10.70 per H Share
Market capitalization of our Shares[1]	HK$120,709.1 million	HK$130,069.2 million
Estimated price/earnings multiple		
Pro forma fully diluted[2]	48.9 times	52.7 times
Unaudited pro forma adjusted net tangible asset value per Share[3]	HK$3.39 (RMB3.11)	HK$3.72 (RMB3.41)

(1) All statistics in this table are based on the assumption that the Over-allotment Option is not exercised. The calculation of market capitalization is based on a total of 12,156,000,000 Shares expected to be issued and outstanding following the A Share Offering and the Global Offering.

(2) The calculation of the estimated price/earnings multiple on a pro forma fully diluted basis is based on the estimated earnings per Shared on a pro forma fully diluted basis at the respective Offer Prices of HK$9.93 and HK$10.70 per H Share, assuming that the A Share Offering and Global Offering had been completed on 1 January 2007 and a total of 12,156,000,000 Shares were issued and outstanding during the entire year.

(3) The unaudited pro forma adjusted consolidated net tangible asset value per Share is calculated after making the adjustments referred to in "Appendix II — Unaudited Pro Forma Financial Information" in this Prospectus. The calculation is based on the assumption that 2,450,000,000 new A Shares are issued in the A Share Offering and the resulting net proceeds (after deduction of estimated related fees expenses) of approximately RMB19.2 billion (based on an offer price of RMB8.00 per A share) and approximately RMB21.7 billion (based on an offer price of RMB9.08 per A Share) from the A Share Offering.

DIVIDEND POLICY

After completion of the Global Offering, our shareholders will be entitled to receive dividends declared by us. The proposal of payment and the amount of our dividends will be made at the discretion of our Board and will depend on our general business condition and strategies, cash flows, financial results and capital requirements, interests of our shareholders, taxation conditions, statutory and regulatory restrictions and other factors that our Board deems relevant. Any dividend distribution shall also be subject to the approval of our shareholders in the shareholders' meeting.

Under the PRC Company Law and our Articles of Association, we will pay dividends out of our after-tax profit only after we have made the following allocations:

- recovery of accumulated losses, if any;
- allocations to the statutory reserve fund equivalent to 10% of our after-tax profit; and
- allocations, if any, to a discretionary reserve fund approved by the shareholders in a shareholders' meeting.

When the statutory reserve fund reaches and is maintained at or above 50% of our registered capital, no further allocations to this statutory fund will be required. Our profit distributable for the above-mentioned allocations and our dividend distribution shall be our after-tax profit as determined by PRC GAAP or IFRS, whichever is lower.

All of our shareholders have equal rights to dividends and distributions in the form of stock or cash. For holders of our H Shares, cash dividend payments, if any, will be declared by our Board in Renminbi and paid in Hong Kong dollars.

On 30 November 2007, our sole shareholder resolved that all of our shareholders will be entitled to all of our distributable profits generated from 1 December 2007. However, due to the possible time difference between our A Share Offering and the Global Offering, our sole shareholder further resolved that:

(i) if the date of the listing of our H Shares is within the three-month period after the date of the listing of our A Shares, the shareholders of the Company, including A Share holders, CRCCG and H Share holders, will be entitled to our distributable profits generated from 1 December 2007 to the date of the completion of the Global Offering;

(ii) if our H Shares are not listed within the three-month period after the date of the listing of our A Shares, we will distribute our distributable profits generated from 1 December 2007 to the then A Share holders and CRCCG pursuant to our dividend policy and the distribution proposal as approved by our shareholders' meeting.

Considering our present financial condition, we currently intend, subject to the above mentioned limitations, and in the absence of any circumstances which might reduce the amount of distributable profits whether by losses or otherwise, to distribute to our shareholders not less than 25% of our distributable profits for the years ended 31 December 2008 and 2009.

PRE-ESTABLISHMENT DISTRIBUTION AND SPECIAL DIVIDEND

In accordance with the "Provisional Regulation Relating to Corporate Reorganization of Enterprises and Related Management of State-owned capital and Financial Treatment" (the "Provisional Regulations") issued by the MOF, which became effective from 27 August 2002, and the Restructuring Agreement entered into between CRCCG and the Company, we are to make a distribution to CRCCG (the "Pre-establishment Distribution"), our sole shareholder prior to the initial offering of our A Shares, in an amount equal to the net profit attributable to shareholders for the period from 1 January 2007 to 5 November 2007 (the date on which the Company was incorporated).

In addition, pursuant to the resolution of a shareholders' meeting dated 30 November 2007, our sole shareholder, CRCCG, has resolved to make a special distribution to itself, as our sole shareholder, in an amount equal to the net profit of our Company for the period from 6 November 2007, the date immediately after the date on which the Company is incorporated, to 30 November 2007 (the "Special Dividend"). The net profit of our Company for the Pre-establishment Distribution and the Special Dividend in aggregate will be determined based on the audited accounts prepared in accordance with PRC GAAP for the eleven months ended 30 November 2007, after giving effect to relevant necessary adjustments. The total aggregate amount of the Pre-establishment Distribution and the Special Dividend is RMB2,423.9 million and will be paid to CRCCG prior to the completion of our A Share Listing. We intend to pay the Pre-establishment Distribution and the Special Dividend out of our internal financial resources. The Pre-establishment Distribution and Special Dividend will be settled prior to the listing of our H Shares on the Hong Kong Stock Exchange.

The holders of H Shares are not entitled to share the Pre-establishment Distribution or Special Dividend. CRCCG is the only shareholder entitled to the Pre-establishment Distribution and the Special Dividend. In addition, any distributable profits available for distribution to our shareholders after the Global Offering will exclude the Pre-establishment Distribution and the Special Dividend.

The Pre-establishment Distribution is required to be paid to CRCCG under regulations issued by the MOF. We decided to distribute the Special Dividend based on our commercial discretion. You should not rely on the Pre-establishment Distribution and the Special Dividend as an indication of our future dividends distribution policy or practice.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately HK$16,855.4 million from the Global Offering, assuming that the Over-allotment Option is not exercised, after deducting the underwriting commissions and other estimated offering expenses payable by us and assuming the initial public Offer Price of HK$10.32 per H Share, being the mid-point of the indicative Offer Price range set forth on the cover page of this Prospectus. If the Over-allotment Option is exercised in full, we estimate that the additional net proceeds to our Company from the offering of these additional H Shares will be approximately HK$2,564.6 million, after deducting the underwriting commissions and our estimated expenses, assuming an Offer Price of HK$10.32 per H Share.

We intend to use the proceeds from the Global Offering for the purposes and in the amounts set out below:

- Approximately 80%, or HK$13,484.3 million, is expected to be used primarily for the purchase of equipment, primarily including equipment utilized in our railway and light rail infrastructure construction projects, such as hydraulic rock drilling machines, tunnel boring machines, tunneling backhoe loader, electrification engineering machinery and track-laying machinery. Such equipment will be used mainly for the Nigerian railway project, the North-South railway project, Section II in Saudi Arabia and the Tel Aviv red-line light rail concession with the Israeli Government. Other equipment includes equipment utilized in our highway construction projects, such as road surface construction equipment, tamping machines and heavy-duty dump trucks. Such equipment will be used mainly for the Algerian highway project and other potential overseas projects in Southeast Asia and the Middle-East. We expect to complete the equipment purchase in the future two to three years.

- Approximately 10%, or HK$1,685.5 million, is expected to be used primarily for the construction of a cement plant in Nigeria. The investment in the cement plant construction will supplement our project contracting and support the expansion of our operations and ability to secure new contracts in Nigeria, to help ensure smooth project execution. The construction period of this cement plant is expected to be approximately two years, and the project is expected to operate in the third year with full facilities with an expected production volume of 2,500 tonnes per day, or 1 million tonnes per year.

- Up to 10%, or HK$1,685.5 million, to fund our working capital.

To the extent that the net proceeds from the Global Offering are not immediately applied to the above purposes, we intend to deposit the proceeds into short-term demand deposits with offshore financial institutions and/or invested into offshore money market instruments. Proceeds from our H Share Offering will not be remitted into or used to fund any projects or facilities in the PRC. To the extent that net proceeds exceed our estimates, 90% and 10% of the excessive portion will be used to fund our equipment purchases and our working capital, respectively.

We will not use any of the proceeds of the Global Offering to fund activities that a U.S. corporation would be prohibited from undertaking under sanctions administered by OFAC or under ILSA.

For details of the use of proceeds from our A Share Offering, see "Appendix V — The A Share Offering".

RISK FACTORS

We believe that there are certain risks involved in our operations; many of these risks are beyond our control. These risks can be categorized as: (i) risks relating to our business operations; and (ii) risks relating to our industry; (iii) risks relating to the People's Republic of China.

Risks Relating to Our Business Operations

- Actual overall risks or costs of our contracts may exceed our initial evaluation and lead to cost overruns, resulting in a reduction in revenues, lower profitability or even losses on such contracts.
- We rely on third parties to complete some of our construction projects, which may be adversely affected by the sub-standard performance or non-performance of such third parties.
- We may experience delays or defaults in accounts receivable, progress payments or the release of retention money by our customers.
- Projected revenue amounts reported in our backlog may decline and may not result in actual revenue or translate into profits.
- Our construction business involves inherent risks and occupational hazards.
- Certain of our businesses expose us to potential liability claims.
- Some of our operations are less profitable, and we may not be able to continue developing new operations that generate higher levels of profit in the future.
- The development and utilization of new technology may not always produce positive results.
- Our large track maintenance machinery manufacturing operations may be exposed to the risk of termination of our partnerships or increased competition.
- Our capital investment operations require significant amounts of investment. The projects we invest in may not generate the profit we expect.
- We may be unable to continue to procure an adequate supply of raw materials and energy supplies at acceptable prices and quality in a timely manner.
- Our business and operations require significant and continuous capital investment. We cannot assure you that we will be able to raise sufficient capital in a timely and reasonable manner.
- The level of our indebtedness and interest payment obligations may limit our financing capabilities.
- There is no assurance that we will continue to benefit from preferential tax treatment in China.
- We may not be able to expand further into or operate successfully in markets outside of China.
- Our operations expose us to inclement weather, acts of God, adverse work environments and acts of terrorism or war.
- We are a party to certain litigation and legal proceedings. Any unfavorable outcome may adversely affect our financial condition and business operations, as well as result in payment of damages.

- Our competitiveness may be reduced if we are unable to adequately protect our intellectual property rights.
- The departure of key members of our management team and senior technicians may impact our business and results of operations, and our inability to attract and retain qualified personnel may limit our development.
- We have not obtained valid titles or rights to use certain properties that we occupy.
- We may not be able to monitor and deploy internal control measures with respect to our business operations in an effective and timely manner because of our large number of operating subsidiaries and their broad range of businesses.
- We will be controlled by CRCCG, our controlling shareholder, whose interests may differ from those of our other shareholders.
- Our limited operating history as a separate entity could affect our operating efficiency and your ability to evaluate our business and growth prospects.
- Our historical dividends may not be indicative of our future dividend policy.
- We may not be able to detect and prevent bribery or other misconduct committed by our employees or third parties.

Risks Relating to Our Industry

- The PRC Government may reduce public spending on infrastructure construction.
- We are exposed to risks associated with entering into public construction contracts.
- Intense competition in the construction industry in which we operate could reduce our market share and profits.
- Our real estate development operations are subject to the influence of macro-economic control measures and intense competition and involve numerous complicated procedures.
- We may not be able to identify, obtain or retain a sufficient number of land sites suitable for our real estate development operations.
- Failure to comply with the extensive environmental, health and safety laws, regulations and quality control standards to which we are subject may result in liabilities.
- Periodic inspections, examinations, inquiries or audits by regulatory authorities may result in fines, other penalties or actions that could adversely affect our financial performance and reputation, and we may not be able to obtain or renew the appropriate permits, licenses and certifications required for our continued operations.

Risks Relating to the People's Republic of China

- Changes in China's economic, political and social conditions as well as governmental policies could affect our financial condition and results of operations.
- Changes in foreign exchange regulations and future movements in the exchange rate of Renminbi may affect the financial condition and results of operations of our Company and our ability to pay dividends.

- The PRC legal system is continuously evolving and has uncertainties, and the legal protections available to our shareholders may be limited.
- It may be difficult to enforce any judgments obtained from non-PRC courts against our Company or our Directors, Supervisors or senior executive officers residing in China.
- The exemption from withholding tax on dividends and income available to holders of H Shares may not continue in the future.
- There may be an occurrence of a widespread public health problem.
- Payment of dividends is subject to restrictions under PRC law.

Risks Relating to the Global Offering

- We have completed an A Share Offering prior to the H Share Offering. There are significant differences in the characteristics of the A share and H share markets.
- Future sales or perceived sales of substantial amounts of our H Shares, A Shares or other securities relating to our H Shares or A Shares in the public market, including any future offerings, or a decline in the market price of our A Shares could impact the prevailing market price of our H Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings.
- There has been no prior public market for the H Shares. The liquidity and market price of the H Shares following the Global Offering may be volatile.
- Disposal of H Shares by NSSF following the listing of the H Shares or potential conversion of Domestic Shares into H Shares may result in an increase in the number of H Shares available on the market and may affect the price of the H Shares.
- Because the Offer Price is higher than the net tangible book value per share of our Company, the holders of the H Shares will incur immediate dilution.
- Shareholders' interests may be diluted as a result of additional equity fund-raising.
- Forward-looking information included in this Prospectus may prove inaccurate.
- We cannot guarantee the accuracy of facts, forecasts and other statistics contained in this Prospectus with respect to China, China's economy, China's infrastructure construction industry and other industries in which we operate.
- We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us, our Global Offering or our A Share Offering or information released by us in connection with our A Share Offering.

OUR A SHARE OFFERING

We announced our A Share Offering on 15 February 2008. The A Share Offering comprises an offering of 2,450,000,000 A Shares for subscription, with no over-allotment. The A Shares offered represent 23.4% of our total share capital before the Global Offering, or 20.2% of our total share capital after the Global Offering assuming that the Over-allotment Option is not exercised. Proceeds from our A Share Offering will not be used for the same purposes or to fund the same projects as those for which proceeds from our H Share Offering will be used. See "Future Plans and Use of Proceeds". Our A Shares and H Shares will rank *pari passu* with each other in all material respects other than the exceptions described in the section headed "Share Capital — Ranking". See "Appendix V — The A Share Offering" for further details of the A Share Offering.

In this Prospectus, the following terms have the following meanings unless the context otherwise requires. Certain technical terms are explained in the section headed "Glossary" in this Prospectus.

"A Share Listing"	the listing of the A Shares of the Company on the Shanghai Stock Exchange;
"A Share Offering"	the proposed offer by the Company of A Shares in the PRC, which is expected to be completed on or about 10 March 2008;
"A Shares"	the Domestic Shares, which will be listed on the Shanghai Stock Exchange and traded in RMB;
"A Share Prospectus"	the prospectus to be issued by the Company in relation to the A Share Offering on or about 7 March 2008;
"Application Form(s)"	white application form(s), yellow application form(s) and green application form(s), or where the context so requires, any of them, relating to the Hong Kong Public Offering;
"Articles of Association" or "Articles"	the articles of association adopted by the Company, a summary of which is set forth in "Appendix VIII — Summary of Articles of Association" in this Prospectus;
"associates"	companies or persons under the meaning ascribed thereto under the Hong Kong Listing Rules;
"Beijing China Railway Construction Electrification Design and Research Institute"	Beijing China Railway Construction Electrification Design and Research Institute Company Limited (北京中鐵建電氣化設計研究院有限公司);
"Board" or "Board of Directors"	the board of directors of the Company;
"Business Day"	a day on which banks in Hong Kong are generally open for business to the public and which is not a Saturday, Sunday or public holiday in Hong Kong;
"CAGR"	compound annual growth rate;
"CCASS"	the Central Clearing and Settlement System established and operated by the HKSCC;
"CCASS Clearing Participant"	a person admitted to participate in CCASS as a direct clearing participant or general clearing participant;
"CCASS Custodian Participant"	a person admitted to participate in CCASS as a custodian participant;

"CCASS Investor Participant"	a person admitted to participate in CCASS as an investor participant, who may be an individual or joint individuals or a corporation;
"CCASS Participant"	a CCASS Clearing Participant, a CCASS Custodian Participant or a CCASS Investor Participant;
"CCECC"	China Civil Engineering Construction Corporation, a wholly-owned subsidiary of our Company established in Beijing, China in 1979;
"China Railway First Survey and Design Institute"	China Railway First Survey and Design Institute Group Co., Ltd., a wholly-owned subsidiary of our Company established in Xi'an, Shaanxi Province, China in 1953;
"China Railway Fourth Survey and Design Institute"	China Railway Fourth Survey and Design Institute Group Co., Ltd., a wholly-owned subsidiary of our Company established in Wuhan, Hubei Province, China in 1953;
"China Railway Fifth Survey and Design Institute"	China Railway Fifth Survey and Design Institute Group, Co. Ltd., a wholly-owned subsidiary of our Company established in Beijing, China in 1984;
"CITIC Securities"	CITIC Securities Corporate Finance (HK) Limited;
"Citi"	Citigroup Global Markets Asia Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
"Company Law" or "PRC Company Law"	Company Law of the PRC (《中華人民共和國公司法》), as adopted at the Fifth Session of the Standing Committee of the Eighth NPC on 29 December 1993, effective 1 July 1994, as amended, supplemented or otherwise modified from time to time;
"connected person"	has the meaning ascribed to it under the Hong Kong Listing Rules;
"Construction Support Services"	the ancillary and support operations retained by CRCCG pursuant to the government's policies of separation of core and ancillary services for the reform of State-owned enterprises which are more particularly disclosed in "Relationship with CRCCG" and "Connected Transactions" in this Prospectus;
"controlling shareholder"	has the meaning ascribed thereto under the Hong Kong Listing Rules and unless the context requires otherwise, refers to CRCCG;
"CRCC" or "the Company"	China Railway Construction Corporation Limited, a joint stock limited liability company established in the PRC on 5 November 2007;

"CRCCG" or "Promoter"	China Railway Construction Corporation, our controlling shareholder;
"CRCCG Group"	CRCCG and all its subsidiaries and jointly controlled entities, including our Company;
"CRRS"	China Railway Rail System Group Co., Ltd., a wholly-owned subsidiary of the Company established in Zhuzhou, Hunan Province, China in 2006;
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會), a regulatory body responsible for the supervision and regulation of the PRC national securities markets;
"Director(s)"	the director(s) of the Company, including all executive, non-executive and independent non-executive Directors;
"Domestic Shares"	ordinary shares in the share capital of the Company, with a nominal value of RMB1.00 each which have been subscribed or to be subscribed for in RMB;
"Eleventh Five-Year Plan"	the Eleventh Five-Year Plan for National Economic and Social Development (2006-2010) promulgated by the State Council at the Tenth National People's Congress in 2006;
"Ernst & Young"	Ernst & Young, our reporting accountants;
"GDP"	gross domestic product (all references to GDP growth rates are to real as opposed to nominal growth rates of GDP);
"Global Offering" or "H Share Offering"	the Hong Kong Public Offering and the International Offering;
"Green Application Form(s)"	the application form(s) to be completed by White Form eIPO Service Provider designated by the Company;
"H Shares"	the overseas listed foreign invested shares, with a nominal value of RMB1.00 each in the ordinary share capital of the Company, which are to be subscribed for and traded in HK dollars and for which an application has been made for the granting of listing, and permission to deal, on the Hong Kong Stock Exchange;
"H Share Listing"	the listing of the Offer Shares on the main board of the Hong Kong Stock Exchange;
"HK$" or "HK dollars" or "Hong Kong dollars"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSCC"	Hong Kong Securities Clearing Company Limited;

"HKSCC Nominees"	HKSCC Nominees Limited;
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time);
"Hong Kong Public Offering"	the offer by the Company of initially 170,600,000 H Shares for subscription by the public in Hong Kong (subject to adjustment as described in the section headed "Structure of the Global Offering") for cash at the Offer Price (plus brokerage, SFC transaction levy, and Hong Kong Stock Exchange trading fees), on and subject to the terms and conditions described in this Prospectus and the Application Forms as further described in "Structure of the Global Offering — The Hong Kong Public Offering" in this Prospectus;
"Hong Kong Public Offer Shares"	the H Shares offered for subscription pursuant to the Hong Kong Public Offering;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Hong Kong Underwriters"	the underwriters of the Hong Kong Public Offering listed as such in "Underwriting — Hong Kong Underwriters" in this Prospectus;
"Hong Kong Underwriting Agreement"	the underwriting agreement dated 28 February 2008 entered into among the Company, the Joint Global Coordinators and the Hong Kong Underwriters relating to the Hong Kong Public Offering, as further described in "Underwriting" in this Prospectus;
"IFRS"	International Financial Reporting Standards promulgated by the International Accounting Standards Board; IFRS include the International Accounting Standards and their interpretations;
"ILSA"	the United States Iran and Libya Sanctions Act of 1996, as amended in August 2001 and September 2006;
"independent third party(ies)"	person(s) or company(ies) which is(are) independent of the Directors, promoters, controlling shareholders, substantial shareholders and the chief executives (such terms as defined in the Hong Kong Listing Rules) of the Company;
"International Offer Shares"	the H Shares offered pursuant to the International Offering;
"International Offering"	offer and sale of the International Offer Shares to institutional, professional, corporate and other investors, as further described in "Structure of the Global Offering" in this Prospectus;

"International Offering Underwriters"	the underwriters of the International Offering, who are expected to enter into the International Underwriting Agreement;
"International Underwriting Agreement"	the underwriting agreement relating to the International Offering, which is expected to be entered into among our Company and the International Offering Underwriters on or around 6 March 2008;
"Joint Global Coordinators"	Citi, CITIC Securities and Macquarie;
"Joint Lead Managers" or "Joint Sponsors"	Citi, CITIC Securities and Macquarie;
"Kunming Zhong-Tie"	Kunming China Railway Large Road Maintenance Machinery Co., Ltd., a wholly-owned subsidiary of our Company established in Kunming, Yunnan Province, China in 1954.
"Latest Practicable Date"	22 February 2008;
"Listing Date"	the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange;
"Macau"	The Macau Special Administrative Region of the PRC;
"Macquarie"	Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008);
"Mandatory Provisions"	the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (到境外上市公司章程必備條款), as amended, supplemented or otherwise modified from time to time, for inclusion in the articles of association of companies incorporated in the PRC to be listed overseas (including Hong Kong), which were promulgated by the former PRC Securities Commission of the State Council and the former State Commission for Restructuring the Economic Systems of the PRC on 27 August 1994;
"Ministry of Communications"	the Ministry of Communications of the PRC (中華人民共和國交通部);
"MLR"	the Ministry of Land and Resources of the PRC (中華人民共和國國土資源部);
"MOC"	the Ministry of Construction of the PRC (中華人民共和國建設部);
"MOF"	the Ministry of Finance of the PRC (中華人民共和國財政部);
"MOFCOM"	the Ministry of Commerce of the PRC (中華人民共和國商務部);
"MOR"	the Ministry of Railways of the PRC (中華人民共和國鐵道部);

"NDRC"	the National Development and Reform Commission of the PRC (中華人民共和國國家發展和改革委員會);
"Non-Competition Agreement"	the agreement dated 5 November 2007 entered into between CRCCG and the Company pursuant to which CRCCG has undertaken not to compete, directly and indirectly, with our Company, which is more particularly described in "Relationship with CRCCG" of this Prospectus;
"NPC"	the National People's Congress;
"NSSF"	the National Council for Social Security Fund of the PRC (中華人民共和國全國社會保障基金理事會);
"OFAC"	the United States Treasury Department's Office of Foreign Assets Control;
"Offer Price"	the final Hong Kong dollar price per H Share (exclusive of brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fees) at which the H Shares are to be subscribed for and issued pursuant to the Hong Kong Public Offering, to be determined as further described in "Structure of the Global Offering — Pricing and allocation" in this Prospectus;
"Offer Shares"	the Hong Kong Public Offer Shares and the International Offer Shares together, where relevant, with any additional H Shares issued and sold pursuant to the exercise of the Over-allotment Option;
"our Company", "we" or "us"	China Railway Construction Corporation Limited, a joint stock limited liability company established in the PRC on 5 November 2007 or its predecessor, CRCCG (where applicable) and, except where the context otherwise requires, all of its subsidiaries from time to time;
"Over-allotment Option"	the option granted by the Company to the International Underwriters to purchase up to 255,900,000 additional H Shares, at the Offer Price, which is exercisable from the date of the International Underwriting Agreement until 30 days after the last date for lodging of applications under the Hong Kong Public Offering;
"PBOC"	The People's Bank of China (中國人民銀行), the central bank of the PRC;
"PBOC Rate"	the exchange rate for foreign exchange transactions set daily by the PBOC based on the previous day's PRC inter-bank foreign exchange rates and with reference to prevailing exchange rates on the world financial markets;

"PLA"	the People's Liberation Army of the PRC;
"PRC" or "China" or the "People's Republic of China"	the People's Republic of China. Except where the context otherwise requires, references in this Prospectus to the PRC or China do not apply to Hong Kong, Macau or China Taiwan;
"PRC Construction Law"	Construction Law of the People's Republic of China (《中華人民共和國建築法》), as adopted at the 28th Meeting of the Standing Committee of the Eighth NPC, on 1 November 1997, effective 1 March 1998, as amended, supplemented or otherwise modified from time to time;
"PRC Bidding Law"	Bidding Law of the People's Republic of China (《中華人民共和國招標投標法》), as adopted at the 11th Session of the Standing Committee of the Ninth NPC, on 30 August 1999, effective 1 January 2000, as amended, supplemented or otherwise modified from time to time;
"PRC GAAP"	the PRC Accounting Standards and Accounting Regulations for Business Enterprises and its supplementary regulations;
"PRC Government"	the central government of the PRC including all political subdivisions (including provincial, municipal and other local or regional government entities) and organisations of such government or, as the context requires, any of them;
"PRC National Audit Office" or "NAO"	the National Audit Office of the PRC (中華人民共和國國家審計署);
"Predecessor Operations"	prior to the incorporation of CRCC, the construction operations, survey, design and consultancy operations, manufacturing operations and other business operations were carried out by various companies owned or controlled by CRCCG;
"PRC National Bureau of the Statistics" or "Bureau of Statistics"	National Bureau of Statistics of the PRC (中華人民共和國國家統計局);
"Price Determination Date"	the date, expected to be on or around 6 March 2008 but no later than 11 March 2008, on which the Offer Price and the number of H Shares in the Global Offering is fixed for the purposes of the Global Offering;
"Prospectus"	this prospectus in connection with the Hong Kong Public Offering;
"Province" or "province"	each being a province or, where the context requires, a provincial level autonomous region or municipality under the direct supervision of the central government of the PRC;

"Public Offering Documents"	the Prospectus and the Application Forms;
"QIBs"	qualified institutional buyers as defined in Rule 144A;
"Railway Engineering Corps"	The Railway Engineering Corps of the People's Liberation Army;
"Regulation S"	Regulation S under the U.S. Securities Act;
"Restructuring"	the restructuring of CRCC, the particulars of which are described in "Restructuring" and "Appendix IX — Statutory and General Information — The Restructuring" in this Prospectus;
"Restructuring Agreement"	the agreement dated 5 November 2007 entered into between CRCCG and the Company relating to our Restructuring;
"Retained Operations"	the equity interests in five BOT projects retained by CRCCG together with certain ancillary operations retained by CRCCG pursuant to our Restructuring, which are more particularly disclosed in "Relationship with CRCCG" and "Connected Transactions" in this Prospectus;
"RMB" or "Renminbi"	Renminbi Yuan, the lawful currency of the PRC;
"Rule 144A"	Rule 144A under the U.S. Securities Act;
"SAFE"	State Administration of Foreign Exchange of the PRC (中華人民共和國國家外匯管理局);
"SAIC" or "State Administration for Industry and Commerce"	the State Administration for Industry and Commerce of the PRC (中華人民共和國國家工商行政管理總局);
"SASAC"	State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會);
"SAT"	State Administration of Taxation of the PRC (中華人民共和國國家稅務總局);
"SAWS"	State Administration of Work Safety of the PRC (中華人民共和國國家安全生產監督管理總局);
"SEPA"	State Environmental Protection Administration of the PRC (中華人民共和國國家環境保護總局);
"SETC" or "State Economic and Trade Commission"	the former State Economic and Trade Commission of the PRC (原中華人民共和國國家經濟貿易委員會);
"SFC"	the Securities and Futures Commission of Hong Kong;

"SFO" or "Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
"Share Registrar"	Computershare Hong Kong Investor Services Limited;
"Shares"	the Domestic Shares (including A Shares) and the H Shares;
"Special Regulations"	the Special Regulations of the State Council on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies (《國務院關於股份有限公司境外募集股份及上市的特別規定》), promulgated by the State Council on 4 August 1994, as amended, supplemented or otherwise modified from time to time;
"State-capital-injection land"	allocated land held by certain state-owned enterprises that may, on a discretionary basis, be injected by the State into those enterprises as capital investment for incorporation into a joint stock company in return for shares;
"State Council"	the State Council of the PRC (中華人民共和國國務院);
"substantial shareholder"	has the meaning ascribed to it in the Hong Kong Listing Rules;
"Supervisors"	the supervisors of the Company;
"Tenth Five-Year Plan"	the Tenth Five-Year Plan for National Economic and Social Development (2001-2005) promulgated by the State Council at the Ninth NPC in 2001;
"Track Record Period"	the period comprising the three years ended 31 December 2006 and the eleven months ended 30 November 2007;
"Underwriters"	collectively, the Hong Kong Underwriters and the International Offering Underwriters;
"Underwriting Agreements"	collectively, the Hong Kong Underwriting Agreement and the International Underwriting Agreement;
"United States" or "U.S."	The United States of America;
"U.S. Securities Act"	the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
"U.S.$" or "US dollars"	United States dollars, the lawful currency of the United States;
"VAT"	value-added tax;

"White Form eIPO"	the application for Hong Kong Public Offer Shares to be issued in the applicant's own name by submitting applications online through the designated website of White Form eIPO www.eipo.com.hk;
"White Form eIPO Service Provider"	the White Form eIPO service provider designated by the Company, as specified on the designated website www.eipo.com.hk; and
"WTO"	The World Trade Organization.

For ease of reference, the names of the PRC established companies or entities, laws or regulations have generally been included in this Prospectus in both the Chinese and English languages and in the event of any inconsistency, the Chinese language version shall prevail.

GLOSSARY

This glossary contains explanations of certain technical terms used in this Prospectus in connection with our Company and its business. Such terminology and meanings may not correspond to standard industry meanings or usages of those terms.

"ballast"	broken rocks placed on road beds, bridges, tunnel floors and between railway sleepers and tracks to fix the track, sustain weight and reduce traffic-induced noise;
"ballast cleaning machine"	a large track maintenance machine used for digging ballast, filtrating residue and dust, and filling ballast;
"ballast-mixing vehicle"	a large track maintenance machine used to evenly distribute the ballast onto the track bed by central plough, side plough and wing plough as per technical requirements;
"BOO"	Build-Own-Operate, a mode of business in which a project company builds and operates a property project pursuant to the concession rights granted by the government;
"BOT"	Build-Operate-Transfer, a mode in which government or local authorities grant the rights to an enterprise by concession agreement to undertake the financing, construction, operation and maintenance of a construction project. Upon expiry of the concession period, the relevant facilities will be transferred back to the contracted government authority at nil consideration;
"box girder bridge"	a type of bridge mainly for accommodating bends in which box-shaped girders are the principal support of the weight. A series of holes in the girders are supported along a row of several abutments;
"BT"	Build-Transfer, a variant of BOT in which the contractor undertakes the financing of construction expenditures and transfers the project back to the proprietor upon completion and inspection for acceptance. The proprietor will compensate the contractor for such construction expenditure and financing costs in installments pursuant to agreement;
"cable-stayed bridge"	a type of bridge in which one or more principal towers are affixed with cables to support the body of the bridge. The towers above the bridge support numerous cables that pull diagonally to support the girder;
"cargo transportation volume"	weight of freight actually delivered and discharged at destination by a transport mode within a specific period;
"cargo turnover volume"	total traffic of freight actually delivered by a transport mode multiplied by the corresponding traffic distance within a specific period;

GLOSSARY

"China Civil Engineering Zhan Tianyou Award"	a prestigious civil engineering award in the PRC recognizing technical innovation, which is assessed once every two years by the China Civil Engineering Society and the Zhan Tianyou Civil Engineering Technology Development Fund Committee. The scope of the award includes buildings and civil construction projects, bridges, infrastructure projects, ports, tunnels and subterranean work, geotechnical work, municipal works and special projects such as maintenance works, hydropower and nuclear power facilities, and towers and masts;
"construction contracting"	a method of contracting a part or the whole of the project, by which the contractor performs the constructions work in accordance with the construction plan and design supplied by the customers and is generally only responsible for the construction work. The project owner is generally responsible for the procurement of raw materials and controls the project timetable;
"consultancy"	the entire process of the provision of consultancy services, based on independent, scientific and equitable principles, applying multi-disciplinary knowledge and experience as well as modern technology and management, for the investment decisions and implementation of construction and works by government departments and investors;
"design"	application of engineering theories and techno-economic approaches, based on the prevailing technical standards, for conducting all-round design (including non-standardized equipment design) and techno-economic analysis on newly constructed, expansion and reconstruction projects in respect of their technical process, land construction, civil works and environmental works; provision of design papers and blueprints as the basis for construction work;
"dynamic stabilizing machine"	a large track maintenance machine used for enhancing horizontal resistance of the railway and the stability of the track bed by means of a vibration device;
"engineering, procurement and construction, or EPC"	commissioned by the owner to contract the whole process or certain stages of a project based on the contract including exploration, design, procurement, construction and trial operations (inspection upon completion);
"ENR"	Engineering News Record magazine, a publication that provides news, analyses, commentary and data about the global construction industry;
"four-electrification"	communications engineering, signaling engineering, electrical engineering and electrified engineering;
"Four Excellence"	an important series of awards in the PRC survey and design industry, recognizing excellence in project survey, project design, construction

	standards design and survey and design software at the national, provincial and ministerial levels. Recipients of national Four Excellence Awards are assessed by the MOC, while recipients of provincial Four Excellence Awards are assessed by the Departments of Construction in the respective provinces;
"GFA"	gross floor area;
"going out strategy"	a policy formulated by the PRC Government to promote overseas expansion of Chinese enterprises;
"high-speed railway"	a high-speed railway with speeds over 250 km/h;
"ISO9001:2000"	a standard for quality management systems maintained by the International Organization for Standardization (ISO) and is administered by accreditation and certification bodies;
"km"	kilometer(s);
"Luban Award"	the PRC Construction and Engineering Luban Award, which is awarded for outstanding quality in engineering work in the construction industry in the PRC under two categories, namely, main contractor and key participants; candidates nominated for this award include PRC construction enterprises who have provided contractor services in a domestic construction project that has been completed and has commenced operation, the recipients of this prize are accessed by the China Construction Industry Association and approved by the MOC;
"m"	meter(s);
"m^2"	square meter(s);
"m^3"	cubic meter(s);
"maglev"	magnetic levitation, a technology utilizing the attraction and repelling properties of magnets to float and move vehicles;
"metropolitan railways"	for purposes of this Prospectus, metropolitan railways include intra-city subways and intra-city light rail;
"non-ballast track"	a non-ballast track is one that does not have ballast. It is a low-maintenance railway structure in which concrete structures transfer the force;
"overseas contracting"	a method of contracting whereby an international contractor with its own finance, expertise, labor, equipment, materials, management resources and concession rights, conducts project construction or

	provides other commercial services for the developer at fees agreed on contract terms upon international bidding or tendering or through other negotiation channels;
"passenger transportation volume"	actual number of passengers carried by a transport mode within a specific period;
"passenger turnover volume"	actual number of passengers carried by a transport mode multiplied by the corresponding travel distance of the passengers within a specific period;
"PC beam"	abbreviation of concrete box girder, a major pre-cast component for light railways to perform both load-bearing and railway functions. The PC girder accommodates the variance of bends and slopes by techniques other than multiple straight-line segments to simulate the effect of curved lines (Precast Concrete Segment);
"passenger railway"	railway systems that are dedicated to passenger transportation only with a speed of more than 160 km/h;
"permafrost"	material that contains various rocks and soil at below zero degrees Celsius. It is very sensitive to temperature;
"pile foundation underpinning technique"	technology that converts the pile foundation of the affected buildings into new underpinning structure due to commencement of underground work, so as to avoid harm to the buildings on the ground;
"PPP"	Public-Private-Partnership, a cooperation model established by government and private enterprise or private fund on specific projects (usually infrastructure construction projects) in which parties to the projects jointly undertake responsibility and financing risks;
"project management contracting"	a method of contracting under which a construction enterprise, entrusted by the owner and as agreed in the contract, undertakes contracting of the project implementation stage. The non-core works, individual work or labor service may be subcontracted to correspondingly qualified professional contractors and correspondingly qualified labor-subcontractors respectively. Such enterprise shall assume responsibility for the whole implementation process (except design);
"railway switch"	a turnout enabling trains to be guided from one track to another, in which a single track splits into two tracks;
"railway repairs in times of war or military conflict"	quick repair and construction of railway during war time (emergency) in accordance with the relevant requirements of the Laws of National Defense and Regulations on Transport for National Defense, which includes: full implementation of policies, regulations and rules on

	transport for national defense purposes; exploration, design verification and inspection upon completion of transport facilities for national defense; formulation of transport protection plans for national defense; completion of transport protection for national defense; management and utilization of transportation assets (including various facilities, equipment and resources) in accordance with relevant national requirements; and the organization, training and management of professional transport protection teams for national defense;
"Science and Technology Advancement Award"	this award recognizes achievements in various industries involving the development of new products and technologies, promotion of new technology application, production of advanced technology, reform and enhancement of corporate technology, advancement of technology basis, key construction work, introduction of key equipment research and development, absorption of new foreign technology, or in-house development of innovative technology at the national and provincial levels. Recipients of national Science and Technology Advancement Awards are assessed by the State Council, while recipients of provincial Science and Technology Advancement Awards are assessed by the Departments of Science and Technology in the respective provinces;
"self-financed contracting"	refers to the developer not prepaying for work or not making monthly payments according to the progress of the work (not including quality surety as stipulated in the contract). The construction company advances the money to do the work;
"shield tunneling"	shield installed on the surface of the machine to protect it from external rock pressure, commonly used in long tunnel machinery in exploiting special geographical locations or water inflow sections and subsequent segmental installation work;
"survey"	survey, explore, test, and undertake overall assessment on landscape, geology and water for planning, design, implementation, operations and integrated management of the project; provide feasibility assessment and required information on the exploration results for construction; carry out rock exploration, design, management and monitoring activities;
"suspension bridge"	a type of bridge in which the main support comes from towers erected at both ends of the bridge. The suspension cable between the towers supports the surface of the bridge. At both ends of the bridge large anchors or counterweights are placed to hold the ends of the suspension cables;
"switch tamping machine"	a large track maintenance machine used in construction, alignment and fixation of the railways and switches, and tamping of the two sides of the track;

"tamping machine"	a large track maintenance machine used in the maintenance of ballast track structures, performing the functions of fixation, alignment, and tamping;
"TBM"	tunnel boring machine, a large-scale machine used to excavate a tunnel, from drilling, moving ahead, and clearing to completion;
"track bed"	a section that transfers the weight from the movement of trains on tracks evenly to the road bed; and
"turnkey contractor"	a contractor who is responsible for the whole process of design, procurement, construction and installation work in a project. When transferred to the proprietor, a turnkey project is fully ready for use.

FORWARD-LOOKING STATEMENTS

We have included in this Prospectus forward-looking statements. Statements that are not historical facts, including statements about our intentions, beliefs, expectations or predictions for the future, are forward-looking statements.

These forward-looking statements include, without limitation, statements relating to:

- our business prospects;
- our future debt levels and capital needs;
- future developments, trends and conditions of the infrastructure construction and real estate development markets in China and the world;
- our strategies, plans, objectives and goals;
- general economic conditions;
- changes to regulatory or operating conditions in the market in which we operate;
- our ability to reduce costs;
- capital market developments;
- the actions and developments of our competitors;
- certain statements in "Financial Information" with respect to trends in prices, volumes, operations, margins, overall market trends, risk management and exchange rates; and
- other statements in this Prospectus that are not historical fact.

In some cases, we use the words "aim", "anticipate", "believe", "continue", "could", "expect", "intend", "may", "plan", "potential", "predict", "project", "propose", "seek", "should", "will", "would" and similar expressions to identify forward-looking statements.

These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties and are subject to assumptions, some of which are beyond our control. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement.

Due to these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Prospectus might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements contained in this Prospectus are qualified by reference to this cautionary statement.

You should carefully consider each of the risks described below and all of the other information contained in this Prospectus, including the Accountants' Reports included in Appendix I to this Prospectus, before deciding to invest in the H Shares. You should pay particular attention to the fact that we are a PRC incorporated company and are governed by a legal and regulatory environment which in some respects may differ from that which prevails in other countries. Any of these risks mentioned in this section could have a material adverse effect on our business and financial condition. The trading price of H Shares could decline due to any of these risks and you may lose all or part of your investment.

We believe that there are certain risks involved in our operations; many of these risks are beyond our control. These risks can be categorized as: (i) risks relating to our business operations; (ii) risks relating to our industry; (iii) risks relating to the People's Republic of China; and (iv) risks relating to the Global Offering. Additional risks and uncertainties not presently known to us, or not expressed or implied below, or that we deem immaterial, could also harm our business, financial condition and operating results.

RISKS RELATING TO OUR BUSINESS OPERATIONS

Actual overall risks or costs of our contracts may exceed our initial evaluation and lead to cost overruns, resulting in a reduction in revenues, lower profitability or even losses on such contracts.

We base a number of our contracts in part on cost estimates that are subject to a number of assumptions, including assumptions about future economic conditions, the cost and availability of labor and materials, and subcontractors' performance. However, these assumptions may prove to be inaccurate. In addition, we usually make assumptions about the utilization rates of our facilities when submitting the bids. These assumptions for the utilization rates of our facilities may result in inaccurate cost forecasts if changes in construction standards occur. Moreover, we may not be able to reduce our costs through our cost management scheme and any deficiencies in internal cost control or unreasonable price increases for the raw materials could result in cost overruns.

We currently generate, and expect to continue to generate, a substantial portion of our revenues from fixed-price contracts. The terms in these contracts require us to complete a project for a fixed price and therefore expose us to cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a project. As a result, we will only realize profits on these contracts if we successfully estimate our project costs and avoid cost overruns. Other variations and risks inherent in the performance of fixed price contracts such as delays caused by inclement weather, technical issues, and any inability to obtain the requisite permits and approvals, may cause our actual overall risks and costs to substantially differ from our original estimates despite any buffer we may have built into our bids for increases in labor and material costs. We cannot guarantee that we will not encounter cost overruns or delays on our current and future construction projects. If such cost overrun or delays occur, we could experience an increase in costs exceeding our budget or be required to pay liquidated damages with a consequent reduction in, or elimination of, the profits on our contracts.

Some of our construction contracts contain price adjustment clauses, which allow us to reclaim additional costs incurred as a result of unexpected increases in raw material costs. However, we are typically required to bear a portion of the increased cost. From time to time, we may be required to perform extra or "change order" work under our contracts despite the absence of prior agreements with our customers on the scope or price of the work to be performed. See " — Risks relating to our industry — We are exposed to risks

associated with entering into public construction contracts". This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project and specifications, or over the price the customer is willing to pay for the extra work. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. In addition, any delay caused by the extra work may impact the progress of our projects and our ability to meet specific contract milestone dates. We may also incur costs due to unapproved construction change orders or contract disputes. We cannot assure you that we will be able to invoice or recover the cost for the extra or change order work in full or at all, which may lead to business disputes, or may otherwise adversely affect our business, financial condition, results of operations and prospects. In addition, the performance of extra work may cause delays in our other project commitments and may have a negative impact on our ability to meet specified deadlines.

We rely on third parties to complete some of our construction projects, which may be adversely affected by the sub-standard performance or non-performance of such third parties.

In order to minimize the need to employ a large workforce that includes skilled labor in different specialized areas and semi-skilled labor, and to maximize our cost-efficiency and flexibility, we typically engage third-party subcontractors to perform a portion of the work under our contracts. However, we may not be able to monitor the performance of these subcontractors as directly and efficiently as with our own staff. In addition, our inability to hire qualified subcontractors could hinder our ability to complete a project successfully. We may also suffer losses on contracts if the amounts we are required to pay for subcontractors exceed our original estimates. Outsourcing exposes us to risks associated with non-performance, delayed performance or sub-standard performance by subcontractors or third parties. As a result, we may experience deterioration in the quality or delivery of our construction projects, incur additional costs due to the delays or at a higher price in sourcing the services, equipment or supplies in default, or be subject to liability under the relevant contract for our subcontractor's performance. Such events could impact upon our profitability, financial performance and reputation, and result in litigation or damage claims.

We may experience delays or defaults in accounts receivable, progress payments or the release of retention money by our customers.

Like other large-scale construction companies in China, we typically receive progress payments from our customers with reference to the value of work completed at specified milestone dates, as well as receive final payments upon completion of the entire project. Therefore, we not only generate accounts receivable after completion of a specific project, but also from time to time when the construction is in progress.

In addition, we usually either secure a letter of credit issued by a licensed commercial bank or a portion of the contract value is usually withheld by the customer as retention money, normally 5% to 10%, to be paid or released after the warranty period (generally one to two years after completion of the relevant project). As of 30 November 2007, the total amount of retention money withheld by our customers was RMB5,522.2 million.

The rate of guaranteed funding for our government-funded projects is generally higher despite the possibility of late payment settlement resulting from changes in the government's estimates or delayed progress payments. The rate of guaranteed funding we receive for the portion of privately-funded projects we undertake is lower, which may lead to our inability to receive payment as scheduled. Such events may result in a large amount of accounts receivable and may impact our cash flow, particularly as we have to expend resources in advance of payment. As of 31 December 2006 and 30 November 2007, our trade and bills

receivables (including retention money receivable) were RMB24,001.1 million and RMB27,609.2 million, respectively. Given that we are often required to commit resources to projects prior to receiving payments from customers, we are often required to maintain sufficient working capital.

In the event that we encounter delays or defaults in the payments of our accounts receivable or progress payments by customers, we may be required to make a working capital investment to maintain our day to day operations. We cannot assure you that the accounts receivable, progress payments or retention money will be remitted to us by our customers on a timely basis or that delays or defaults in payment will not affect our financial condition and results of operations.

Projected revenue amounts reported in our backlog may decline and may not result in actual revenue or translate into profits.

Backlog represents our estimated contract value of work to be completed as of a certain date. Backlog is not a measure defined by generally accepted accounting principles and backlog may not be indicative of future operating results. See "Business — Backlog". The contract value of a project represents the amount we expect to receive assuming our performance is in accordance with the terms of the contract. As of 31 December 2006 and 30 November 2007, our backlog was approximately RMB202.5 billion and RMB302.1 billion, respectively. Many of our contracts do not require our customers to purchase a minimum amount of services and are terminable on short notice. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or adjustments to the scope of the projects in our backlog may occur from time to time, which could reduce the dollar amount of our backlog and the revenue and profits we ultimately earn from those contracts. As a result, you are warned against unduly relying on our backlog information presented in this Prospectus as an indicator of our future earnings.

Our construction business involves inherent risks and occupational hazards.

We operate in an industry that involves inherent risks and occupational hazards. We may experience unexpected difficulties when carrying out our infrastructure construction projects as a result of factors including, but not limited to, unfavorable weather and geological conditions, high-altitude construction, underground excavations, failure of employees to follow proper safety procedures and the use of explosives and large-scale machinery. These risks, hazards and difficulties could result in personal injury, damage to or destruction of properties or production facilities, business interruption, possible legal liability, damage to our business reputation and corporate image and, in severe cases, fatalities. In the years ended 31 December 2004, 2005 and 2006, the fatality rate per ten billion RMB revenue of our Company was 1.18, 2.27 and 1.35, respectively.

We cannot assure you that any measures we may take will be sufficient to prevent such work-related accidents. The occurrence of such incidents may cause damage to our reputation and corporate image, and could impact our qualifications for construction, business operations and results of operations.

Certain of our businesses expose us to potential liability claims.

We are mainly engaged in the business of constructing large-scale infrastructure projects and the manufacturing of large track maintenance machinery. Our construction operations involve inherently hazardous activities such as operations at high-altitudes or in harsh geological conditions, tunnel construction, use of heavy machinery, and working with flammable and explosive materials. The occurrence of design, construction, systems or equipment failures, as well as accidents, fires, explosions, geological catastrophes, toxic gas leakages and other operating hazards, may result in severe damage and injury to persons, property

and the environment, losses of lives, or in our being named as defendants in lawsuits asserting claims for substantial amounts of damages. In addition, many of our contracts are subject to specific completion schedule requirements and we are subjected to liquidated damages in the event that the construction schedules are not achieved. If we fail to meet schedule requirements on a project, we may be responsible for the payment of liquidated damages. We may also face liabilities associated with the subsequent use by our customers or third parties of facilities we have constructed after the completion of our projects. We normally seek to limit exposure to such claims through contractual limitations of liability, indemnities from our customers, subcontractors and suppliers, and insurance as part of our risk management strategy. However, such measures may not offer us sufficient protection and may be limited by various factors outside our control, including:

- in some of the jurisdictions in which we operate, including China, environmental and workers' compensation liabilities may be assigned to us as a matter of law and may not be limited through contracts;
- customers and subcontractors may not have adequate financial resources to satisfy their indemnity obligations to us;
- losses may derive from risks not addressed in our indemnity agreements; and
- our insurance coverage may not be sufficient because it may not be possible to obtain adequate insurance against some risks on commercially reasonable terms, or at all.

Insurance policies, in particular, have become increasingly expensive and sometimes very difficult to obtain.

Moreover, there may be circumstances where we are not fully covered by insurance policies for environmental liability, third-party liability, business interruption or loss of profit arising from disruptions of our operations such as accidents at our construction sites or facilities, demonstrations and protests by our workers or third parties. Failure to effectively cover ourselves against these risks for any of the above reasons could expose us to substantial costs and potentially lead to significant losses. Additionally, the occurrence of any of these risks may harm our reputation, which may inhibit our ability to win future projects.

Some of our operations are less profitable, and we may not be able to continue developing new operations that generate higher levels of profit in the future.

Some of our infrastructure construction projects yield a lower level of profit, such as the conventional construction projects, public infrastructure projects, and landmark projects. We are often affected by government policies when we undertake major public infrastructure construction projects. As public spending on such projects may be restricted due to governmental policies on public spending, profits generated from these projects may be limited. In addition, we may from time to time undertake various landmark projects involving high costs, high precision requirements, tight construction schedules and substantial capital investments, as well as the need to acquire new, expensive machinery and equipment, which collectively lead to increased capital expenditure. The undertaking of low-profit projects may expose us to short-term losses and could adversely affect our profit-generating abilities. In addition, the increased use of subcontractors is likely to further erode our profitability. Our efforts to oversee cost management, make improvements to our technology and develop new operations to increase our profits may not be successful, and we may be unable to effectively increase the profits generated from the foregoing projects in our core operations.

Furthermore, we may not be able to continue developing new projects with high profit margins. For example, we plan to expand our operations in real estate development, with an emphasis on commercial real

estate. We intend to further expand our overall land reserves and our scale of operations by forming strategic alliances and carefully selecting projects with promising prospects, with the aim of benefiting from synergies and economies of scale and thus strengthening our market presence. See "Business — Other businesses and capital investments — Our other businesses — Real estate development" for details of our new real estate development projects. However, we cannot give any assurance that our strategic plan will be successful. See " — Our real estate development operations are subject to the influence of macro-economic control measures and intense competition and involve numerous complicated procedures."

The development and utilization of new technology may not always produce positive results.

We are often engaged to undertake large, complicated projects that require us to design and develop new technology and construction methods, because of our leading position in the domestic industry with respect to technologies we have been able to develop, which could strain our research and development resources. The use of new technology and construction methods could also result in experimental failures, increased costs, unstable conditions, affecting the profitability of some of our projects.

Our large track maintenance machinery manufacturing operations may be exposed to the risk of termination of our partnerships or increased competition.

We import machinery manufacturing technology from our foreign partners and conduct further research and development activities on such technology to meet domestic production requirements for large track maintenance machinery, thereby improving our own research and development capabilities. Any termination in our relationships with our foreign partners may have a negative impact on the future development of technology for our large track maintenance machinery manufacturing operations.

The domestic market for our large track maintenance machinery is limited to the maintenance of existing railway tracks, and relies primarily on procurement from the MOR and a small number of railway operators. We are currently the dominant player in the domestic market for large track maintenance machinery in terms of market share; however, the relevant government agencies plan to implement policies to support other industry players, which could potentially reduce our advantages and competitiveness upon successful implementation of such policies. Moreover, our products, which are manufactured using imported technology, are restricted from being exported to overseas markets and we cannot guarantee that our current efforts to develop an international market for products using our proprietary technology will be successful. In addition, our manufacturing operations may be affected if this market reaches saturation, our customers change their procurement policy or domestic demand for our large track maintenance machinery products is reduced.

Our capital investment operations require significant amounts of investment. The projects we invest in may not generate the profit we expect.

We plan to develop our business in capital investment, which mainly includes BT, BOT, BOO and PPP. We believe that infrastructure construction projects completed on a BT or BOT basis will be increasingly common in China and become an important element in the continued development of China's infrastructure industry. However, economic benefits and costs associated with the investment in these projects are difficult to evaluate. The risks associated with bidding for and undertaking BOT and PPP projects can also be substantial, including the risk of an incorrect forecast regarding revenue to be derived from the use of the constructed facility at the bidding state, and the risk of extended exposure to fluctuating economic conditions. Any incorrect forecast could have a negative effect on our results of operations. In addition, we may also encounter

risks associated with the costs and utilization of management and monitoring resources as well as operating revenue risk for BOO projects. Growth in BOT, BOO and PPP infrastructure projects may require increased private sector participation. Investment by the private sector in these projects depends on the potential returns from these projects and is therefore linked to government policies relating to private participation. Any changes in government policies could subsequently lead to reduced capital investment in the infrastructure sector by the private sector, consequently affecting our business and results of operations.

We may also be required to make substantial working capital expenditure over extended periods if we undertake BT, BOT or other capital investment projects without any guarantee of return, which may adversely impact our cash flow. In addition, because the occurrence of BT and BOT projects in China's infrastructure industry is relatively recent, the governing laws and policies are relatively new and may change from time to time, and our experience in dealing with risks associated with BT and BOT projects is limited. Failure to successfully execute, evaluate or handle capital investment projects as planned may adversely affect our financial condition and results of operations.

We may be unable to continue to procure an adequate supply of raw materials and energy supplies at acceptable prices and quality in a timely manner.

Our successful operations depend on our ability to obtain from our suppliers sufficient quantities of raw materials, energy supplies and other commodities at acceptable prices and quality in a timely manner. We are exposed to the market risk of fluctuations in certain commodity prices for raw materials such as steel, cement, explosives, admixture, track materials, waterproofing materials, and other construction materials utilized in our infrastructure construction business as well as for steel and electronic parts utilized in our machinery and equipment manufacturing business. The price and availability of such raw materials may vary significantly from year to year due to factors such as China's import restrictions, consumer demand, producer capacity, market conditions and costs of materials. In particular, steel and cement, which are critical to our operations, are subject to substantial pricing cyclicality and periodic shortages in China. We are also affected by increases in energy prices, including electricity and fuel prices, for the operation of our machinery and equipment.

We do not have long-term contracts with all of our suppliers or guarantees of supply. As such, we cannot assure you that we will be able to continue to obtain sufficient amounts of raw materials from our existing suppliers or from alternative sources at prevailing or acceptable prices, in a timely manner, or at all. We can give no assurance that we will not encounter difficulties in obtaining quality materials or shortages of raw materials, or that we will be able to absorb any increased raw material prices or pass them on to our customers.

Our business and operations require significant and continuous capital investment. We cannot assure you that we will be able to raise sufficient capital in a timely and reasonable manner.

Our operations are generally capital intensive. Prior to receiving funding for our construction work, we regularly make capital expenditure to expand our operations, purchase and maintain our equipment, increase our operating efficiency, develop new technologies and products, and comply with applicable laws and regulations, all of which result in high fixed costs and require significant capital investments. Our capital expenditures were RMB3,293.3 million, RMB3,541.5 million, RMB6,576.3 million and RMB10,328.5 million for the years ended 31 December 2004, 2005 and 2006 and for the eleven months ended 30 November 2007, respectively. Our estimated capital expenditure budget for 2008 is approximately RMB10,030.0 million.

We have in the past funded our capital expenditure primarily with cash generated from our operations and through long-term bank loans. We cannot assure you that cash generated from our operations will be

sufficient to fund our development and expansion projects. If we are unable to secure sufficient external funds when required, we may not be able to fund necessary capital expenditure. The availability of external funding is subject to various factors beyond our control, including governmental approval, prevailing capital market conditions, credit availability, interest rates and the performance of each of the businesses we operate. The interest rates of Renminbi loans have continued to increase since October 2004. For example, the prime rate of a one-year bank loan was increased from 5.58% in October 2004 to 7.29% in November 2007. If the PBOC continues to increase the interest rates in an effort to slow the economic development in China, our funding costs will be increased and our access to funding may be limited to a greater extent.

The level of our indebtedness and interest payment obligations may limit our financing capabilities.

Our substantial indebtedness may affect our ability to secure funding for various projects, including current and future projects. We have relied upon both short-term and long-term borrowings to fund a portion of our capital expenditure and operations and we expect to continue to do so in the future. As of 31 December 2006 and 30 November 2007, our total borrowings amounted to RMB17,240.4 million and RMB25,800.7 million, respectively, our ratio of total borrowings to total assets was 13.8% and 16.6%, respectively, and our gearing ratio was 82.4% and 83.9%, respectively.

We recorded net current liabilities of RMB1,896.0 million, RMB881.6 million, RMB1,887.7 million and RMB6,490.3 million as of 31 December 2004, 2005, 2006 and 30 November 2007, respectively. We had net current liabilities as of each of these balance sheet dates primarily due to our large amounts of borrowings, comprising mainly short-term borrowings from commercial banks in China. We have historically repaid a significant portion of these short-term loans by rolling over the loans on an annual basis.

In addition, we may incur additional debt to fund our planned capital expenditure and future projects. The level of our indebtedness and the amount of our interest payments could limit our ability to obtain the financing required to fund future capital expenditure and working capital. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness.

There is no assurance that we will continue to benefit from preferential tax treatment in China.

Prior to 1 January 2008, except for a number of preferential tax treatment schemes applicable to various enterprises, industries and locations, business enterprises in China were subject to a corporate income tax rate of 33% under the relevant PRC Corporate Income Tax Law. On 16 March 2007, China passed a new corporate income tax law, imposing a tax rate of 25% on new businesses. The new law took effect on 1 January 2008. Business enterprises enjoying preferential tax treatment that was extended for a fixed term prior to 1 January 2008 will still be entitled to such treatment until such fixed term expires. Some of our subsidiaries and jointly-controlled entities are entitled to preferential tax treatment, allowing us to enjoy a lower effective tax rate that would not otherwise be available to us. We cannot predict to what extent the new tax rate will impact the preferential tax treatment enjoyed by our Company and its members, nor can we predict any future effective tax rates. To the extent that there are any changes in, or withdrawals of, our preferential tax treatment, or increases in the effective tax rate, our tax liability may increase correspondingly.

We may not be able to expand further into or operate successfully in markets outside of China.

We are exploring business opportunities in selected foreign markets and strategically expanding the global footprint of our overseas operations. Expansion into new markets outside of China exposes us to substantial risks such as differences in general business environment, high entry barriers for foreign players,

established incumbent players in these markets, legal and regulatory requirements, potentially adverse tax consequences, insufficient operating experience in new markets licensing regimes, tendering regimes, payment and business practices, local competition and protectionism. We cannot assure you that we will be able to further expand into or operate successfully in markets outside of China.

Moreover, we have been operating part of our construction business outside of China, including in developing or less developed countries and regions that are subject to changing economic and political conditions beyond our control. We currently have operations in more than 60 overseas countries and regions including Nigeria, Algeria, Saudi Arabia, the United Arab Emirates, Tanzania, Botswana and Hong Kong. For the year ended 31 December 2006 and the eleven months ended 30 November 2007, 2.3% and 3.4%, respectively, of our revenue was generated from our work on projects located in these foreign countries and regions. Approximately 20.8% and 38.7%, respectively, of our projected backlog during the same periods consisted of backlog derived from our overseas construction projects. We expect that a significant amount of our revenue and profits will continue to be derived from our overseas projects in the foreseeable future. As a result of our overseas operations, we are exposed to various risks associated to conducting business in foreign countries and territories that include, among other factors:

- political risks, including risks of loss due to civil unrest, acts of terrorism, acts of war, regional and global political or military tensions and strained or altered foreign relations;
- economic, financial and market instability and credit risks;
- abrupt changes in foreign government regulations or policies;
- preferential treatments or corrupt business practices;
- expropriation and nationalization of our assets in foreign countries;
- foreign currency controls and fluctuations;
- tax increases or adverse tax policies;
- trade restrictions;
- sanctions imposed by certain countries against transactions with other countries in which we conduct business which may limit our ability to obtain funding for certain overseas projects;
- discrimination against ethnic Chinese or protectionism against Chinese companies;
- competition from other international large-scale construction companies;
- economic sanctions;
- adverse labor conditions;
- potential disputes with foreign partners, customers, subcontractors or suppliers;
- cyclical nature and demand of international construction markets; and
- lack of a well-developed or independent legal system in the foreign countries in which we have overseas operations, which may create difficulties in the enforcement of contractual rights.

As our overseas operations are susceptible to changes in the overseas countries' respective local economic, political and regulatory environments as well as changes the global economy, a variety of factors, many of which are beyond our control, could significantly affect the profitability and growth of these operations. Any slowdown or downturn of the global economy could result in reduced infrastructure spending,

which could in turn affect our overseas operations. In addition, we are often required to deploy management resources and personnel to high-risk areas where our overseas projects are located. As such, we may incur substantial costs to implement safety and security measures to protect our personnel and assets. Such measures may not always be adequate. Our level of exposure to certain risks varies with respect to each project, and is dependent on the particular work stage of each project. Any of the above factors could lead to, amongst others, project disruptions, losses of personnel and assets, which could harm our international business operations, overall financial condition and profitability.

We have in the past conducted and will in the future continue to conduct infrastructure construction operations in Macau. Recently, individual officials at the Department of Transport and Public Works who were formerly in charge of supervising and awarding construction projects have been under investigation or sentenced by the relevant authorities of the Special Administrative Region of Macau for bribery and corruption. These unlawful acts have drawn a high degree of public attention. We cannot assure you that similar unlawful incidents will not recur, nor can we guarantee that the recurrence of a similar incident will not affect any of our projects in Macau.

Our operations expose us to inclement weather, acts of God, adverse work environments and acts of terrorism or war.

Our business operations, particularly our construction business, are mostly conducted outdoors, and are vulnerable to inclement weather. We may as a result of persistently unfavorable weather conditions be prevented from performing work at our construction sites, and thereby fail to meet specified milestone dates. Should we be required to halt operations during such inclement weather, we may continue to incur operating expenses even while we experience reduced revenues and profitability. Moreover, natural disasters and other acts of God which are beyond our control may adversely affect the economy, infrastructure and communities in the countries and regions in which we have operations. We also operate in areas that are under the threat of floods, earthquakes, sandstorms or drought. In the event that any of these natural disasters occur, we may be forced to stop work on the affected project.

In addition, we conduct our construction work under a variety of conditions, including on difficult terrain, under harsh site conditions, in busy urban centers where delivery of materials and availability of labor may be affected and on sites which may previously have been exposed to environmental hazards. Such conditions may result in personal injuries or fatalities or have a negative effect on our work performance and efficiency.

Acts of war and terrorist attacks, including those in foreign countries in which we have overseas operations, may cause damage or disruption to us, our employees, our subcontractors, our operations, our equipment, and our facilities, as well as to our markets, any of which could impact our public image, turnover and cost of sales. The potential for war or terrorist attacks may also create uncertainty and cause our business to suffer in ways that we cannot currently predict.

We are a party to certain litigation and legal proceedings. Any unfavorable outcome may adversely affect our financial condition and business operations, as well as result in payment of damages.

We may at times either receive claims brought against us by, or assert claims against, our clients, subcontractors or suppliers involving contract disputes arising from the ordinary course of our business. Claims brought against us may include claims for the recovery of back charges for breach of contract or delayed completion, liabilities for defective products or workmanship, or compensation for damage to, or destruction of, property. Claims brought by us may include claims for the recovery of costs incurred in excess of current

contract provisions resulting from the performance of extra or change order work. If we are unable to resolve such claims through negotiation, we may face litigation or arbitration proceedings which can be expensive, lengthy and disruptive to our normal business operations. The results of complex legal proceedings are often difficult to predict. Aggregated claims may also result in an adverse impact on our business, financial condition and results of operations.

Compensation ultimately received from any successful determination of a lawsuit may be significantly lower than the balances included in our financial statements. Moreover, legal proceedings resulting in judgments or findings against us may harm our reputation, cause economic losses and damage our prospects for future contract awards.

Our competitiveness may be reduced if we are unable to adequately protect our intellectual property rights.

We rely on a combination of patents, copyrights, trademarks, construction methods and contractual rights to protect our intellectual property. As of the Latest Practicable Date, we held 67 trademarks, 87 patents, 67 National Construction Methods and 351 Provincial Construction Methods in China. We market our construction business and construction machinery and equipment under the well-recognized brand name, CRCC, which we believe has been critical to our competitiveness and success. In addition, we have developed a number of advanced systems, trade secrets, patented technology, construction methods, processes and other intellectual property, which have enabled us to improve our production efficiency and to secure an increased number of projects. We cannot guarantee that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property, or that our competitors will not independently develop, or obtain through licensing, alternative technologies that are substantially equivalent or superior to ours.

China's intellectual property laws are still evolving and the levels of protection and means of enforcement of intellectual property rights in China differ from those in other jurisdictions. Enforcement of our intellectual property rights could be costly, and we may not be able to immediately detect unauthorized use of our intellectual property and take the necessary steps to enforce our rights in such property. In the event that the measures taken by us or the protection afforded by law do not adequately safeguard our proprietary technology and other intellectual property rights, we could suffer losses in revenues and profits due to competing sales of products and services that exploit our intellectual property. Furthermore, we cannot assure you that any of our intellectual property rights will not be challenged by third parties. Adverse rulings in any litigation or proceeding could result in the loss of our proprietary rights and subject us to substantial liabilities, or even disrupt our business operations.

The departure of key members of our management team and senior technicians may impact our business and results of operations, and our inability to attract and retain qualified personnel may limit our development.

The growth of our business operations is dependent upon the continued service of our senior management team. The industry experience, extensive expertise and contributions of our executive Directors and other members of our senior management whose names are set out in "Directors, Supervisors, Senior Management and Employees" of this Prospectus are essential to our continuing success. We will require an increasing number of experienced and competent executives in the future to implement our growth plans. If we were to lose the services of any of our Company's key management members disclosed in this Prospectus

and were unable to recruit and retain personnel with equivalent qualifications at any time, the management and growth of our business could be affected.

In addition, our performance and development depend on our ability to employ, train and retain highly skilled personnel, including design, engineering, and project management and marketing professionals. We expect that, in order to comply with applicable construction regulations and to complete our construction projects on time and within budget, we will have to continue to train our employees and require additional qualified professionals. Demand for employees who have industry-related experience and expertise will increase as our customers increase their capital expenditure and the use of our services. The ability to attract qualified employees is dependent on the resources available in individual geographic areas and the effect on the labor supply caused by general economic conditions. We cannot assure you that we will be able to maintain an adequate skilled labor force necessary for us to operate efficiently and according to project schedules, nor can we guarantee that labor costs will not increase as a result of a shortage in the supply of skilled personnel. Failure to attract and retain personnel with technical or marketing expertise may result in our non-compliance with applicable construction regulations and the inability to prevent misappropriation of our technology or maintain our client contacts.

We have not obtained valid titles or rights to use certain properties that we occupy.

As of 31 December 2007, we or our landlords had not obtained valid title or rights to certain properties that we occupy or lease. See "Business — Properties". These properties are used primarily for ancillary use as office buildings. As of 30 November 2007, the value of our properties with defective titles represented approximately 0.78% of our net asset value. We have applied to the appropriate authorities to obtain the relevant title certificates, and expect that such title certificates will be obtained by the end of 2008. We cannot give any assurance that such ownership dispute or claim will not occur or that third parties will not assert any claims against us for compensation in respect of any illegal and/or unauthorized use of their land.

We may not be able to monitor and deploy internal control measures with respect to our business operations in an effective and timely manner because of our large number of operating subsidiaries and their broad range of businesses.

The development of our management and internal control measures has largely coincided with the expansion of our businesses. Some of our internal control and coordinating measures relating to our operations may currently be insufficient because we have many subsidiaries, a broad range of businesses and oversized management. As a result, competition often arises among our subsidiaries, particularly in the area of construction work. In addition, we conduct our overseas operations in many countries and jurisdictions, and may be governed by different laws, regulations and business practices and conventions. As a result of our unfamiliarity with these foreign laws and regulations or our inability to effectively manage the activities of our overseas subsidiaries, joint ventures or third parties, our overseas operations through these subsidiaries, joint ventures or third parties (such as local proxy organizations) could expose us to legal risks and liabilities, including corrupt business practices. Accordingly, as we integrate the operations of our various subsidiaries and operations, we aim to continue to strengthen our management and internal control mechanisms to address such integration issues, through measures such as the integrated management of our financial data, risk management, consolidation of internal resources, and a uniform information system. However, we cannot assure you that we will be able to implement internal control mechanisms that will promptly and adequately respond to our expanded scope of operations; nor can we guarantee that our employees will not, in their personal capacity, act in such a way that contravenes our internal control procedures.

We will be controlled by CRCCG, our Controlling Shareholder, whose interests may differ from those of our other shareholders.

Upon the completion of A Share Offering and the Global Offering, assuming the Over-allotment Option is not exercised, CRCCG will beneficially own and control approximately 64.4% of our share capital. Subject to the Articles of Association, CRCCG will continue to have the ability to exercise a controlling influence over the management, policies, business and affairs of our Company by controlling the composition of our Board, determining the timing and amount of dividend distributions, approving material property transactions, major overseas investments, approving our annual budgets and amending our articles of incorporation. We cannot guarantee that CRCCG will not cause us to enter into transactions, to take or fail to take, any other actions or make decisions that conflict with the best interests of our other shareholders. Furthermore, as several of our Directors, supervisors and members of our senior management may serve concurrently as managers or officers of CRCCG, there may be appearances of conflicts of interest. See "Relationship with CRCCG".

Our limited operating history as a separate entity could affect our operating efficiency and your ability to evaluate our business and growth prospects.

We were established on 5 November 2007 as a result of the Restructuring, under which CRCCG transferred to us substantially all of its assets, liabilities and interests in relation to its construction, survey, design and consultancy, manufacturing operations and other operations in exchange for an equity interest in us in the form of state-owned shares. Accordingly, we have a limited operating history as an independent operating entity, which may impact your ability to evaluate our business and growth potential. We have included historical and pro forma financial information in this Prospectus that may not necessarily be indicative of our future financial condition, results of operations and cash flows. We may also have difficulty managing our future growth and the increased scale of our operations, as well as developing and maintaining management and administrative systems, resources and supporting infrastructure sufficient to effectively manage the operations of our subsidiaries and to keep pace with our planned growth or to handle the additional responsibilities of becoming a public company.

Our historical dividends may not be indicative of our future dividend policy.

In accordance with the "Provisional Regulation Relating to Corporate Reorganization of Enterprises and Related Management of State-owned capital and Financial Treatment" (the "Provisional Regulations") issued by the MOF, which became effective from 27 August 2002, and the Restructuring Agreement entered into between CRCCG and the Company, we are to make a distribution to CRCCG (the "Pre-establishment Distribution"), our sole shareholder prior to the initial offering of our A Shares, in an amount equal to the net profit attributable to shareholders for the period from 1 January 2007 to 5 November 2007 (the date on which the Company was incorporated).

In addition, pursuant to the resolution of a shareholders' meeting dated 30 November 2007, our sole shareholder, CRCCG, has resolved to make a special distribution to itself, as our sole shareholder, in an amount equal to the net profit of our Company for the period from 6 November 2007, the date immediately after the date on which the Company is incorporated, to 30 November 2007 (the "Special Dividend"). The net profit of our Company for the Pre-Establishment Distribution and the Special Dividend in aggregate will be determined based on the audited accounts prepared in accordance with PRC GAAP for the eleven months ended 30 November 2007, after giving effect to relevant necessary adjustment. The total aggregate amount of the Pre-establishment Distribution and the Special Dividend is RMB2,423.9 million. We will publish an

announcement of the final amount of the Pre-establishment Distribution and the Special Dividend prior to the payment of the Pre-establishment Distribution to CRCCG.

Holders of our H Shares under the Global Offering will not be entitled to the Pre-establishment Distribution and the Special Dividend. CRCCG is the only shareholder entitled to the Pre-establishment Distribution and the Special Dividend. In addition, any distributable profits available for distribution to our shareholders after the Global Offering will exclude the Pre-establishment Distribution and the Special Dividend. The payment of Pre-establishment Distribution and the Special Dividend may adversely impact the total value of our assets and your investment.

The Pre-establishment Distribution and Special Dividend are not indicative of the dividends that our Company may declare or distribute in the future. We cannot guarantee whether and when any dividends will be paid in the future and the amount of dividends that we may have declared historically is not indicative of the amount of dividends that we may pay in the future. Details of our Company's dividend policy after completion of the Global Offering are set out in the section headed "Financial Information — Dividend policy". The declaration, payment and the amount of any future dividends are determined at the discretion of our Board and will depend upon general business conditions and strategies, our financial results and capital requirements, the interests of our shareholders, taxation conditions, statutory and regulatory restrictions and other factors that our Board deems relevant.

We may not be able to detect and prevent bribery or other misconduct committed by our employees or third parties.

There have been a number of publicized cases involving bribery or other misconduct by employees or third parties, including our subcontractor, in recent years. Bribery and other misconduct by employees or third parties may be difficult to detect and deter and could subject us to litigation or harm our reputation. Although we are increasing our efforts to detect and prevent employee and third party misconduct, it is not always possible to detect or deter such activities, and the precautions we take to detect and prevent these activities may not be effective in all cases, particularly as we expand into overseas jurisdictions. We cannot assure you that any employee or third-party misconduct, whether involving past acts that have gone undetected or future acts, will not have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATING TO OUR INDUSTRY

The PRC Government may reduce public spending on infrastructure construction.

Our construction operations, which constitute our core business, primarily focus on infrastructure construction, such as the construction of transportation infrastructure, logistics systems and commercial properties. For the year ended 31 December 2006 and the eleven months ended 30 November 2007, our revenue derived from our construction operations before inter-segment elimination accounted for 94.7% and 93.9%, respectively, of our total revenue before inter-segment elimination in the same period. Our largest customers are the business entities, such as project companies, established and directed by the central and local governments of the PRC. The future growth of the infrastructure construction industry in China depends primarily upon the continued availability of major infrastructure projects. The nature, extent and timing of these projects will, however, be determined by the interplay of a variety of factors, including the PRC Government's spending in the infrastructure construction industry in China and the general conditions and prospects of China's economy. Since the majority of the funding for the infrastructure construction projects in China comes from governmental budgets, implementation of the projects relies to a significant degree on the PRC Government's public policy and spending. Changes in public policy or governmental budgets may

therefore have an impact on our business operations and financial performance. In addition, our survey, design and consultancy business and large track maintenance machinery manufacturing business are also affected by the foregoing factors. As a result, any changes in the governmental budgets, public spending and public policies of the PRC Government could have an impact on our other main businesses.

The PRC Government's spending on infrastructure has historically been, and will continue to be, cyclical in nature and vulnerable to China's economic growth and direction. The PRC Government has, in recent years, implemented various policies in an effort to control the growth rate of certain industries and to limit inflation, which has impacted upon the level of public spending on infrastructure construction projects. A significant decrease in public spending on infrastructure construction in China could reduce the number of available construction projects and thus reduce the market demand for our core business.

We are exposed to risks associated with entering into public construction contracts.

We are a provider of infrastructure construction and design services mainly to the business entities, such as project companies, established and directed by the central and local governments of the PRC and are therefore exposed to risks associated with public construction contracts. For example, many of our contracts with such governmental bodies are for large and high profile infrastructure projects, which can result in increased political and public scrutiny of our work. Changes in government budgets and policy considerations could result in delays or changes to these projects because these projects are publicly funded. In addition, disputes with the business entities established and directed by the PRC Government could potentially lead to contract termination if unresolved or may take a considerably longer period of time to resolve than disputes with our private sector counter parties, and payments from the business entities may be delayed as a result. Such business entities may from time to time require the construction methods or equipment utilized to be changed, directing us to reconfigure our designs or purchase machinery and equipment for the relevant project, thereby subjecting us to additional costs. Changes to government budgets and policies relating to our projects could lead to delays in project completion, adverse changes to such projects or a withholding of, or delay in, payments to us. Government agencies generally exercise significant discretion in the performance of their contracts with us. If a public or governmental entity terminates or fails to renew a contract with us, our backlog may be reduced. See "Business — Backlog".

Moreover, significant government pricing oversight and control limit our ability to obtain favorable prices for our services and products relating to infrastructure construction projects such as railway and highway construction projects. Government agencies such as the MOR and the Ministry of Communications often publish reference prices relating to transportation infrastructure projects as a measure to determine the maximum amount that may be charged on a project. Any downward adjustment in these reference prices or failure to increase them sufficiently to offset rising raw material, labor or other costs could reduce our margins and have a negative effect on our financial condition and results of operations. Our limited pricing power is also attributable to the operation of market practice and our dealing with a very limited number of customers for some of our businesses.

All of the foregoing risks may impair our ability to execute and collect payments on our government contracts.

Intense competition in the construction industry in which we operate could reduce our market share and profits.

We operate in a highly competitive construction industry. The number of construction companies in China has increased in recent years as a result of the growth of the construction sector. The relatively low

entry barrier to the construction sector where market participants offer labor-intensive construction services to clients on a contract basis and compete against each other on the basis of low labor costs without utilizing advanced technologies, and insufficient market regulations can, at times, result in unregulated and fierce competition. As a result of intense market competition, there may be an increase in the mergers or restructurings of domestic construction companies under the guidance or encouragement of the PRC Government or as a result of market trends. Some of our domestic competitors, including state-owned enterprises and private companies, may therefore merge in the future to become companies of an even larger scale, and any consolidation of the industry resulting from government policies or market trends may pose new challenges to us. Without the burden of a long history, emerging private construction companies that are able to operate at lower costs and with greater flexibility may be able to acquire a larger share of the market. The PRC Government has issued a number of notices announcing its intention to encourage further competition within the railway construction industry in China by allowing companies with the relevant prescribed professional qualifications in the areas of construction, survey, design and consultancy and compliance certification in other infrastructure industries, such as roads, ports and municipal works, to engage in railway construction in China. Domestic competitors may also have advantages over us in terms of pricing and bidding for projects sponsored by local governments that may prefer to contract with locally based contractors. Since the issuance of these notices, a number of construction companies have begun competing for railway construction projects, and we expect to face increasing competition from both local and international players in the future.

In addition, as part of its commitment to WTO accession, the PRC Government has in recent years implemented certain policies to open up the domestic infrastructure construction industry, and foreign invested companies are now allowed to participate in various types of infrastructure projects, despite certain qualification restrictions. As a result, we also compete with foreign market entrants in addition to domestic competitors in our domestic infrastructure construction business and we expect competition from foreign participants to continue increasing. The ability to compete in our industry depends on numerous factors, such as capacity, access to capital, management expertise, quality of services, availability of resources and price. Our foreign competitors may have greater financial, technical, management and/or other resources and may provide more services than we do, and could possibly form mergers or joint ventures with some of our domestic competitors or other foreign competitors to our detriment. Our market position depends on our ability to anticipate and respond to various competitive factors, including pricing strategies adopted by competitors, changes in customer preferences, availability of capital and financing resources and the introduction of new or improved products and services.

We cannot assure you that our competitors will not develop the expertise, experience and resources necessary to provide services that are superior in quality or price or both to our services, or that potential changes in the relevant governmental regulations, industry trends or market conditions will not alter the competitive landscape for our services beyond our projections. During economic downturns that correspond with decreased government funding for infrastructure construction projects or periods in which there is low market demand but a simultaneous increase in the number of industry players, competition for available projects is likely to intensify and may impair our ability to compete at acceptable profit margins. Failure to maintain or enhance our competitive position within the industry or maintain a customer base at current levels may result in pressure to reduce prices for our services, and decreased profit margins and loss of market share.

Our real estate development operations are subject to the influence of macro-economic control measures and intense competition and involve numerous complicated procedures.

China's real estate sector is in its early stages of development and social, political, economic, legal and other factors may affect its development. A significant downturn in China's economy could adversely affect demand in the real estate sector. The PRC Government from time to time implements macro-economic control measures to guide the orderly development of the real estate sector. Since April 2006, the PRC Government has announced and adopted a series of measures to control the land, taxes, loans, and sales of real estate development, as well as to regulate the ratio of newly constructed to existing residential buildings. The PRC Government intends to intervene in real estate development by increasing supply and reducing demand as a means of discouraging speculation in real estate investments and controlling unreasonable increases in housing prices. As the success of our real estate development business depends on the potential and development of the real estate industry, including our ability to complete and market our real estate development projects as well as to continue to acquire property, we are directly affected by such macro-economic control measures. Moreover, if these measures do not effectively control unreasonable price increases in residential buildings, the PRC Government may implement new policies to further influence its control of the market. We cannot assure you that any new measures will not adversely affect our real estate development operations. In addition, we will be required to replenish our land reserves with suitable land sites for development and our ability to do so is subject to many factors that are beyond our control.

Real estate development also involves numerous complicated procedures, lengthy periods of development and large investments. In addition, our real estate development operations are smaller in scale compared to that of our competitors in China, many of whom possess greater financial resources, enjoy greater economies of scale and broader brand recognition. Moreover, the internal resources of our various real estate development operations are still subject to ongoing integration. We cannot assure you that our strategy of developing our real estate development operations will be successful considering the intense competitive environment in China.

The success of our real estate development business is dependent on whether the PRC property sector can sustain positive performance. Demand for private residential and commercial properties in China has grown rapidly in recent years but such growth is often coupled with volatility in market conditions and fluctuations in property prices. It is not possible to predict whether demand for real properties in China will continue to grow in the future, as many social, political, economic, legal and other factors may affect the development of the property market. In addition, interest rate increases in China implemented by the PBOC have a direct effect on the demand for property, and thus on the real estate development industry. A rise in interest rates could adversely affect the affordability and attractiveness of mortgage financing to potential purchase of our properties. As a result, the demand for our real estate development projects may be negatively affected.

We may not be able to identify, obtain or retain a sufficient number of land sites suitable for our real estate development operations.

The profitability of our real estate development operations is substantially affected by our ability to complete and sell our property developments. To grow our business in the future, we also need to identify and acquire properties for development.

Land supply in the PRC is substantially controlled by the PRC Government and any changes in government policy may lead to a decrease in land supply for our future projects. In addition, the PRC

Government regulates the means by which property developers can obtain land for property development. For example, in May 2002, the PRC Government introduced regulations requiring that land use rights for residential or commercial property developments be granted through a public tender, auction or listing for bidding process. As a result, we may have difficulty in continuing to acquire sites suitable for our future property developments at acceptable prices, or at all.

The PRC Government also regulates the manner in which land can be developed. If a site is not developed pursuant to the terms of the relevant land grant contract, the property developer may be subject to various penalties by relevant government authorities, up to and including, the confiscation of the property without full compensation. We cannot guarantee that delays in the completion of a property site or circumstances leading to confiscation of land will not arise in the future.

Any inability to identify, acquire, or complete the development of sufficient appropriate sites at reasonable costs could negatively impact our financial condition, profitability and future growth prospects.

Failure to comply with regulations of the relevant PRC authorities and the extensive environmental, health and safety laws, regulations and quality control standards to which we are subject may result in liabilities.

We, like other infrastructure design and construction companies and large-scale machinery manufacturers in China, are subject to the extensive regulations, policies and controls of governmental agencies such as the MOR, the Ministry of Communications and the MOC. Moreover, our domestic and overseas operations are subject to numerous environmental, health and safety laws and regulations, as well as quality control standards. Given the magnitude, complexity and constant evolution of these laws and regulations, compliance with them may be onerous or may involve substantial financial and other resources to establish efficient compliance and monitoring systems. The liabilities, costs, obligations and requirements associated with these laws and regulations may therefore be substantial and may delay the commencement of, or cause interruptions to, our operations. Non-compliance with the the relevant industry regulations as well as the environmental, health and safety laws and regulations and quality control standards applicable to our operations may even result in suspension of our operations, failed evaluation when the project is delivered for review, as well as substantial penalties or fines, suspension or revocation of our relevant licenses or permits, or termination of government contracts. Such events could impact our operating results, financial condition and reputation. In addition, we cannot reliably predict the effect of the regulatory developments relating to such industry regulations or environmental protection, health and safety laws and regulations, nor can we guarantee that the PRC Government or the governments of foreign jurisdictions in which we operate will not impose additional or stricter laws or regulations, compliance with which may cause us to incur significant costs that we may not be able to pass on to our customers. Any changes or amendments to such laws or regulations may cause us to incur additional capital expenditure, other obligations or other liabilities. Furthermore, some of the new overseas markets that we are seeking to enter may have more onerous environmental, safety and health regulations than China, compliance with which may be costly and could hinder our endeavors to enter these new overseas markets. Specific governmental policies and regulations that have a significant effect on our operations include:

Industry qualification regulations. We are subject to various qualifications approval by governmental authorities at different levels to carry out construction activities within the scope of our respective qualifications. The qualifications of construction enterprises in China can be divided into three categories, namely general contracting, specialized contracting and labor service sub-contracting, each of which is further divided into various qualification ratings depending on the nature and technical specifications of the project.

Each of these qualification ratings are then further subdivided into certain grades based on prescribed conditions. Enterprises that have obtained the qualification for general contracting may undertake general contracting construction projects. Enterprises that have obtained the qualification for specialized contracting may undertake specialized projects subcontracted by general contractors or by developers according to relevant provisions. Enterprises that have obtained the qualification for labor service subcontracting may undertake labor service subcontracted by general contractors or specialized contractors.

Safety regulations. We are subject to extensive work safety laws and regulations that require us to implement national or industrial standards prescribed for the purpose of ensuring work safety, and must provide conditions that comply with work safety requirements set forth in applicable laws, administrative regulations and national or industrial standards. Entities that fail to provide such conditions in the workplace are not permitted to engage in production or business operations. A chief person-in-charge of the respective construction entity is responsible for the overall work safety of the entities concerned. In a general contracting construction project, the general contractor is liable for the overall work safety on the construction site. Where the general contractor subcontracts the construction project to another entity, it is required by law to explicitly stipulate each party's rights and obligations in regard to work safety in the subcontract. The general contractor and the subcontractors bear joint liability for the work safety of the subcontracted projects. If the subcontractors do not follow the work safety management policies of the general contractor, they will incur significant liabilities for work safety accidents caused by their non-compliance. A construction entity must provide occupational accidental injury insurance for the employees, and is required to pay the insurance premium. In a general contract project, the insurance premium is paid by the general contractor. The insurance coverage typically applies from the commencement of the project to when the project is determined as qualified upon the inspection and certification of its completion.

Environmental protection policies. We are subject to extensive and increasingly stringent environmental protection laws and regulations that impose fees for the discharge of certain waste substances, require the establishment of reserves for reclamation and rehabilitation, and impose fines for serious environmental offences. The PRC Government, adopting a rigorous approach when enforcing the applicable laws and regulations and implementing increasingly stringent environmental standards, may shut down any facility that fails to comply with orders requiring it to correct or cease operations that raise environmental concerns. If we fail to comply with existing or future environmental laws and regulations, we may be required to pay penalties or fines or take remedial actions, any of which could have a material adverse effect on our business, operations, financial condition and results of operations.

Periodic inspections, examinations, inquiries or audits by regulatory authorities may result in fines, other penalties or actions that could adversely affect our financial performance and reputation, and we may not be able to obtain or renew the appropriate permits, licenses and certifications required for our continued operations.

CRCCG Group, including our Company, are subject to regular inspections, examinations, inquiries and audits by governmental authorities as part of the process of maintaining or renewing the various licenses, certificates and permits required for infrastructure and construction projects as well as machinery and equipment manufacturing. We are also subject to periodic and spot inspections conducted by governmental authorities at various levels in order to maintain our licenses, certificates and permits. In the event that any of our or our subsidiaries facilities or products fail such inspections, our business, profitability and reputation in the industry may be adversely affected. We cannot assure you that we will be able to maintain or renew our existing licenses, certificates, permits, or any other regulatory approvals or obtain future licenses, certificates,

permits or other approvals required for our continued operation on a timely basis or at all. In the event that we fail to comply with applicable laws and regulations or fail to maintain, renew or obtain the necessary licenses, certificates, permits or approvals, our qualification to conduct any construction business may be impacted. We may also be subject to fines or other financial penalties in such events.

RISKS RELATING TO THE PEOPLE'S REPUBLIC OF CHINA

Changes in China's economic, political and social conditions as well as governmental policies could affect our financial condition and results of operations.

China's economy differs from the economies of most developed countries in many respects, including:

- structure;
- level of government involvement;
- level of development;
- growth rate;
- control of foreign exchange; and
- allocation of resources.

China has been one of the world's fastest growing economies as measured by gross domestic product, or GDP, in recent years. However, China may not be able to sustain such a growth rate. In recent years, the PRC Government has implemented a series of measures referred to as the "macro-economic control measures" to curb the rapid growth of the economy in relation to certain industries, particularly the real estate development sector. The key purpose of the measures was to forestall threatening inflation and ensure a stable economy. These measures included the tightening of control over investments and extension of bank credit, raising the deposit-reserve ratio for financial institutions, raising the proportion equity investment in the sectors which we conduct businesses, strict enforcement of land acquisition and use regulations and abandoning or delaying industrial projects which were expected to lead to economic inefficiencies. In addition, any future calamities, such as natural disasters or epidemic outbreaks, may lead to a severe decline in the level of economic activity and adversely affect economic growth in China, Asia or elsewhere in the world. If China's economy experiences a significant slowdown or even a downturn, we may experience a delay or reduction in, or cancellation of, the projects available to us. Moreover, unfavorable financing conditions for the industries that we serve could negatively impact our customers and their ability or willingness to fund capital expenditure in the future or pay for past services.

In addition, China's economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC Government has implemented economic reform measures to emphasize the utilization of market forces in economic development. We cannot predict whether changes in China's political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial condition and results of operations.

Changes in foreign exchange regulations and future movements in the exchange rate of Renminbi may affect the financial condition and results of operations of our Company and our ability to pay dividends.

The conversion of Renminbi is under government regulation in China. Renminbi is freely exchangeable in current account transactions, but controlled in capital accounts.

Under existing foreign exchange regulations, following completion of the Global Offering, we will be able to pay dividends in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, there is no assurance that these foreign exchange policies regarding payment of dividends in foreign currencies will continue in the future.

A significant portion of our operating revenue is denominated in Renminbi, but some of our construction operations are conducted overseas and, as such, the total amount of our borrowings denominated in foreign currencies was equivalent to RMB316.9 million and RMB793.1 million, respectively, as of 31 December 2006 and 30 November 2007. Our foreign exchange assets may increase following the development of our overseas operations. In addition, some of our machinery and equipment are imported from overseas. Accordingly, we are required from time to time to make payments in Euro or in other foreign currencies. Loans borrowed in foreign countries and the interests on these loans may need to be paid in U.S. dollars or in other foreign currencies. The conversion of Renminbi to repay foreign loans via foreign currency remittances and to pay dividends may subject us to the relevant PRC foreign exchange regulations. As a result, we are exposed to foreign exchange fluctuations and movements in the exchange rate of Renminbi, which may have a direct impact on our profit.

On 21 July 2005, the PRC Government reformed the Renminbi exchange rate mechanism so that the Renminbi was no longer pegged to the U.S. dollar but to a basket of currencies. A revaluation of Renminbi resulted in the appreciation of Renminbi against the U.S. dollar and Hong Kong dollar by approximately 7%. The relaxation of the Renminbi-U.S. dollar peg may contribute to volatility or increased fluctuations in the value of Renminbi. Further appreciation of Renminbi could cause our costs to increase or our operating revenues to decrease. In addition, we plan to deposit the unused proceeds from the Global Offering in bank accounts outside of China without remitting those funds into China and converting them into RMB assets. In the event that the appreciation of Renminbi against the U.S. dollar and Hong Kong dollar continues, we may incur foreign exchange loss. Conversely, depreciation of Renminbi could adversely affect the value of dividends, if any, payable on, the H Shares by our Company in foreign currency terms, and could increase the cost of importing equipment and facilities that are quoted in foreign currencies.

The PRC legal system is continuously evolving and has uncertainties, and the legal protections available to our shareholders may be limited.

As we are a company incorporated under PRC law and substantially all of our businesses are conducted in China, our operations are principally governed by PRC laws and regulations. The PRC legal system is based on written statutes and prior court decisions can only be cited as reference. Since 1979, the PRC Government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial laws. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and their non-binding nature, the interpretation of PRC laws and regulations still involves a degree of uncertainty.

Substantial amendments to the PRC Company Law and the PRC Securities Law came into effect on 1 January 2006. As a result, the State Council and the CSRC may revise the Special Regulations and the Mandatory Provisions and adopt new rules and regulations, to implement and to reflect the amendments to the PRC Company Law and the PRC Securities Law. We cannot assure you that any revision of the current rules and regulations or the adoption of new rules and regulations by the State Council and the CSRC will not have an adverse effect on the rights of holders of H Shares.

As a PRC company offering and listing its H Shares outside the PRC, we are subject to the Special Regulations and the Mandatory Provisions. Upon the listing of the H Shares on the Hong Kong Stock Exchange, the Hong Kong Listing Rules will become the principal bases for the protection of the rights of holders of H shares. The Hong Kong Listing Rules impose particular standards of conduct and disclosure on our Company, our Directors and the controlling shareholders of our Company. As far as we are aware, China has not published any case report that involves a request by a holder of H shares of a PRC company to exercise his or her rights under any constitutional document of a joint stock company with limited liability, the Company Law or any regulatory provisions of the PRC applicable to PRC joint stock limited liability companies.

It may be difficult to enforce any judgments obtained from non-PRC courts against our Company or our Directors, Supervisors or senior executive officers residing in China.

The legal framework to which our Company is subject is substantially different from the Companies Ordinance or corporate law in the United States and other jurisdictions with respect to certain areas, including the protection of minority shareholders. In addition, the mechanisms for enforcement of rights under the corporate governance framework to which our Company is subject are also relatively undeveloped and untested. However, in 2006, amendments made to the PRC Company Law came into effect to allow shareholders to commence an action against the directors, supervisors, officers or any third party on behalf of a company under certain circumstances.

Although we will be subject to the Hong Kong Listing Rules and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases, upon the listing of the H Shares on the Hong Kong Stock Exchange, the holders of H Shares will not be able to bring actions on the basis of any violations of the Hong Kong Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. The Hong Kong Codes on Takeovers and Mergers and Share Repurchases do not have the force of law and only provide standards of acceptable commercial conduct for takeover and merger transactions and share repurchases in Hong Kong.

On 14 July 2006, the Supreme People's Court of the PRC and the Hong Kong government signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements between Parties Concerned. Under such arrangement, where any designated People's Court of the Mainland or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing by the parties, any party concerned may apply to the relevant People's Court of the Mainland or Hong Kong court for recognition and enforcement of the judgment. However, the rights under the arrangement are limited and as of the Latest Practicable Date, no announcement had been made on when the arrangement will come into effect. When the arrangement is implemented, the outcome and effectiveness of any action brought under the arrangement may still be uncertain.

Our Articles of Association and the Hong Kong Listing Rules provide that most disputes between holders of H Shares and our Company, our Directors, Supervisors or officers arising out of the Articles of Association or the Company Law and related regulations concerning our Company's affairs, such as transfer of its H Shares, are to be resolved through arbitration. On 18 June 1999, an arrangement was made between Hong Kong and the PRC for the reciprocal enforcement of arbitral awards. This arrangement, made in accordance with the spirit of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council and became effective on 1 February 2000. Under the arrangement, awards that are made by the PRC arbitral

authorities pursuant to the Arbitration Law of the PRC can be enforced in Hong Kong, and awards made by Hong Kong arbitral authorities under the Arbitration Ordinance of Hong Kong are also enforceable in the PRC. However, so far as we are aware, no action has been brought in the PRC by a holder of H Shares to enforce an arbitral award made by the PRC arbitral authorities or Hong Kong arbitral authorities, and there are uncertainties as to the outcome of any action brought in the PRC to enforce an arbitral award made in favor of a holder of H Shares. Accordingly, we are unable to predict the outcome of any such action.

China is not a party to any treaties providing for the reciprocal recognition and enforcement of judgments of courts with foreign countries such as the United States, the United Kingdom and Japan, and therefore enforcement in the PRC of judgments of a court in these jurisdictions may be difficult or impossible.

The exemption from withholding tax on dividends and income available to holders of H Shares may not continue in the future.

Under current PRC tax laws, regulations and rulings, dividends paid by our Company to holders of H Shares outside the PRC are currently exempt from PRC income tax. In addition, gains realized by holders of H Shares upon the sale or other disposition of H Shares are currently exempted from PRC income tax. If the exemptions are withdrawn in the future, holders of H Shares may be required to pay PRC income tax, or we may be required to withhold such tax from dividend payments. Such PRC income tax or withholding tax on dividends is currently imposed at the rate of 20%, unless there is an applicable tax treaty between the PRC and the jurisdiction in which such overseas holders of H Shares reside which reduces or exempts the relevant tax.

There may be an occurrence of a widespread public health problem.

An outbreak of any widespread public health problem in China, such as SARS, could have a negative effect on our operations and results. Our operations may be affected by a number of health-related factors, including quarantines or closures of some of our offices and manufacturing facilities, travel restrictions, any major sickness or death of our key officers and employees, import and export restrictions and a general slowdown in China's economy.

Payment of dividends is subject to restrictions under PRC law.

Under PRC law, dividends may be paid only out of distributable profits. Distributable profits are our net profit as determined under PRC GAAP or IFRS, whichever is lower, less any recovery of accumulated losses and appropriations to statutory and other reserves that we are required to make. As a result, we may not have sufficient or any distributable profits to enable us to make dividend distributions to our shareholders in the future, including periods for which our financial statements indicate that our operations have been profitable. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

Moreover, because the calculation of distributable profits under PRC GAAP is different from the calculation under IFRS in certain respects, our operating subsidiaries may not have distributable profits as determined under PRC GAAP, even if they have profits for that year as determined under IFRS, or vice versa. Accordingly, we may not receive sufficient distributions from our subsidiaries. Failure by our operating subsidiaries to pay dividends to us could have a negative impact on our cash flow and our ability to make dividend distributions to our shareholders in the future, including those periods in which our financial statements indicate that our operations have been profitable.

RISKS RELATING TO THE GLOBAL OFFERING

We have completed an A Share Offering prior to the H Share Offering. There are significant differences in the characteristics of the A share and H share markets.

We have completed an A Share Offering in the PRC prior to the Global Offering and have listed such shares on the Shanghai Stock Exchange. Pursuant to PRC law, trading in our A Shares is currently available only to PRC residents and selected foreign institutional investors under the China Qualified Foreign Institutional Investors (QFII) regulations. Non-PRC residents are not permitted to trade in A Shares. Our H Share Offering and our A Share Offering are two separate and independent Offerings, and the H Share Offering is not conditional upon the A Share Offering. Under the current laws and regulations, our H Shares and A Shares are neither interchangeable nor fungible, and there is no trading or settlement between the H share and the A share markets. The H share and A share markets have different trading characteristics and investor bases, including different levels of retail and institutional participation. As a result of these differences, the trading prices of our H Shares and A Shares may not be the same. Fluctuations in our A Share price may, however, adversely affect our H Share price.

Future sales or perceived sales of substantial amounts of our H Shares, A Shares or other securities relating to our H Shares or A Shares in the public market, including any future offerings, or a decline in the market price of our A Shares could impact the prevailing market price of our H Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings.

The market price of our H Shares could decline as a result of future sales of substantial amounts of our H Shares, A Shares or other securities relating to our H Shares or A Shares in the public market or the issuance of new H Shares, A Shares or other securities relating to our H Shares or A Shares, or the perception that such sales or issuances may occur. A decline in the price of our A Shares could also reduce the market price of our H Shares. Moreover, future sales, or perceived sales, of substantial amounts of our H Shares, A Shares or other securities relating to our H Shares or A Shares, could adversely affect our ability to raise capital in the future at a time and at a price which we deem appropriate. Our shareholders may experience dilution in their holdings to the extent we issue additional securities in future offerings.

There has been no prior public market for the H Shares. The liquidity and market price of the H Shares following the Global Offering may be volatile.

Prior to the Global Offering, there has been no public market for the H Shares. The initial price range disclosed in this Prospectus for the H Shares was the result of negotiations among our Company and the Underwriters, and the Offer Price may differ significantly from the market price for the H Shares following the Global Offering. We have applied to list and deal in the H Shares on the Hong Kong Stock Exchange. There is no assurance that the Global Offering will result in the development of an active, liquid public trading market for the H Shares. In addition, the price and trading volumes of the H Shares may be volatile. Factors such as variations in our revenue, earnings and cash flows or any other developments of our Company may affect the volume and price at which the H Shares will be traded.

Disposal of H Shares by NSSF following the listing of the H Shares or potential conversion of Domestic Shares into H Shares may result in an increase in the number of H Shares available on the market and may affect the price of the H Shares.

Pursuant to the approvals of the relevant PRC authorities and in accordance with PRC regulations, we are required to transfer to NSSF such number of Domestic Shares as shall be in aggregate equivalent to 10%

of the number of Offer Shares. These Domestic Shares will be converted into H Shares on a one-for-one basis upon completion of the Global Offering and will be held by NSSF immediately thereafter. NSSF will retain approximately 170,600,000 H Shares, representing approximately 1.4% of our total issued share capital, if the Over-allotment Option is not exercised, or 196,190,000 H Shares, representing approximately 1.6% of our total issued share capital if the Over-allotment Option is exercised in full. As advised by our PRC counsel, Beijing Deheng Law Office, the H Shares to be held by NSSF shall not be subject to any lock-up period under the PRC Company Law and there is no legal restriction on NSSF transferring or disposing of such H Shares following the listing of the H Shares. The above-mentioned arrangement will result in an increase of the number of H Shares available on the market if NSSF disposes of its H Shares and such increase may, directly or indirectly, affect the trading price of the H Shares following completion of the Global Offering. See "Share Capital".

In addition, subject to the approval by the securities supervisory and administrative authorities of the State Council, holders of Domestic Shares may transfer their Shares to overseas investors and such Shares may be listed or traded on an overseas securities exchange. Any listing or trading of the above-mentioned Shares on an overseas securities exchange shall also comply with the regulatory procedures, rules and requirements of the relevant overseas securities exchange. Unless otherwise required by the overseas securities exchange, there is no requirement for the listing and trading of the above-mentioned Shares to be approved in a class meeting of our Company. Potential conversion of a substantial amount of Domestic Shares into H Shares could further increase the supply of the H Shares in the market and could negatively impact the market price of the H Shares.

Because the Offer Price is higher than the net tangible book value per share of our Company, the holders of the H Shares will incur immediate dilution.

The Offer Price of the H Shares is higher than the net tangible book value per Share. Therefore, purchasers of the H Shares in the Global Offering will experience an immediate dilution in the net tangible book value per H Share.

Shareholders' interests may be diluted as a result of additional equity fund-raising.

We may need to raise additional funds in the future to finance further expansion of or new developments relating to our existing operations or new acquisitions. If additional funds are raised through the issuance of new equity or equity-linked securities of our Company other than on a pro-rata basis to existing shareholders, the percentage ownership of such shareholders in our Company may be reduced and such new securities may confer rights and privileges that take priority over those conferred by the H Shares.

Forward-looking information included in this Prospectus may prove inaccurate.

This Prospectus contains certain forward-looking statements and information relating to us and the subsidiaries comprising our Company that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this Prospectus, the words "aim," "anticipate", "believe", "continue", "could", "expect", "intend", "may", "plan", "potential", "predict", "project", "propose", "seek", "should", "will", "would" and similar expressions, as they relate to our Company or our management, are intended to identify forward-looking statements. Such statements reflect the current views of our Company's management with respect to future events, operations, liquidity and capital resources, some of which may not materialize or may change. These statements are subject to certain risks, uncertainties and assumptions, including the other risk factors as described in this Prospectus. You are

strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. The risks and uncertainties facing our Company which could affect the accuracy of forward-looking statements include, but are not limited to, the following:

- our business prospects;
- our future debt levels and capital needs;
- future developments, trends and conditions of the infrastructure construction and real estate development markets in China and the world;
- our strategies, plans, objectives and goals;
- general economic conditions;
- changes to regulatory or operating conditions in the markets in which we operate;
- our ability to reduce costs;
- capital market developments;
- the actions and developments of our competitors;
- certain statements in "Financial Information" with respect to trends in prices, volumes, operations, margins, overall market trends, risk management and exchange rates; and
- other statements in this Prospectus that are not historical facts.

Subject to the requirements of the Hong Kong Listing Rules, we do not intend to publicly update or otherwise revise the forward-looking statements in this Prospectus, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Prospectus might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements in this Prospectus are qualified by reference to this cautionary statement.

We cannot guarantee the accuracy of facts, forecasts and other statistics contained in this Prospectus with respect to China, China's economy, China's infrastructure construction industry and other industries in which we operate.

Facts, forecasts and other statistics in this Prospectus relating to China, China's economy and China's infrastructure construction industry have been derived from official government publications and we can guarantee neither the quality nor the reliability of such source materials. They have not been prepared or independently verified by our Company, and the Underwriters or any of its or their respective affiliates or advisors and, therefore, we make no representation as to the accuracy of such facts, and statistics, which may not be consistent with other information compiled within or outside China. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the statistics herein may be inaccurate or may not be comparable to statistics produced for other economies and should not be relied upon. Furthermore, there is no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere. In all cases, investors should give consideration as to how much weight or importance they should attach to or place on such facts, forecasts or statistics.

We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us, our Global Offering or our A Share Offering or information released by us in connection with our A Share Offering.

Prior to the publication of this Prospectus, there has been press and media coverage regarding us and the Global Offering, including news articles published in the *Hong Kong Economic Journal*, the *Hong Kong Economic Times* and the *Ming Pao Daily News* on 12 February 2008 as well as in the *Hong Kong Daily News*, the *South China Morning Post*, *Apple Daily*, the *Ming Pao Daily News*, *The Standard*, the *Hong Kong Economic Times*, the *Oriental Daily* and *The Sun*, on 26 February 2008. Some of these articles included, among others, certain financial information, projections, valuations and other information about the Global Offering that do not appear in this Prospectus. There may be subsequent to the date of this Prospectus but prior to the completion of the Global Offering, press and media coverage regarding us, our Global Offering and our A Share Offering. Such press and other media coverage may include references to certain events or information that do not appear in this Prospectus or those that are disclosed by us in the PRC as part of our A Share Offering. As the A Share Offering, as well as other information announced by us in connection with our A Share Offering, are based on regulatory requirements, guidelines and market practices in the PRC that are different from those applicable to our Global Offering, there may be significant differences between our A Share and H Share prospectuses in terms of their respective disclosure requirements and legal bases. We are not required to include in our H Share prospectus all the information contained in our A Share Prospectus unless we deem such information material. As such, you should rely solely upon the information contained in this Prospectus, the application forms and any formal announcements made by us in Hong Kong in making your investment decision regarding our H Shares. We do not accept any responsibility for the accuracy or completeness of any information reported by the press or other media, nor the fairness, appropriateness or reliability of any forecasts, views or opinions expressed by the press or other media regarding our H Shares or A Shares, our Global Offering or our A Share Offering, or us. We make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. To the extent that any such information appearing in publications other than this Prospectus is inconsistent or conflicts with the information contained in this Prospectus, we disclaim it. Accordingly, you should not rely on any information, reports or publications other than this Prospectus.

In connection with our A Share Offering, we are required to make certain formal announcements in the PRC relating to us and our A Share Offering, including the publication of our A Share Prospectus. Such information is released pursuant to the relevant PRC regulatory requirements that are not applicable to our Global Offering. Certain announcements in relation to our A Share Offering will be published on the website of the Hong Kong Stock Exchange. However, such information and the A Share Prospectus do not and will not form part of this Prospectus. In making your decision as to whether to invest in our H Shares or in our Global Offering, you are cautioned that you should rely only on the financial, operational and other information contained in this Prospectus and the application forms. By applying to purchase our H Shares in the Global Offering, you will be deemed to have agreed that you will not rely on any information other than that contained in this Prospectus and the application forms.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This Prospectus includes particulars given in compliance with the Companies Ordinance, the Securities and Futures (Stock Market Listing) Rules of Hong Kong and the Hong Kong Listing Rules for the purpose of giving information to the public with regard to our Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Prospectus and confirm, having made all reasonable enquiries that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this Prospectus misleading.

CSRC APPROVAL

We have obtained approval from the CSRC for the Global Offering and the application to list the H Shares on the Hong Kong Stock Exchange. In granting such approval, the CSRC accepts no responsibility for the financial soundness of our Company, nor for the accuracy of any of the statements made or opinions expressed in this Prospectus or in the Application Forms.

UNDERWRITING

This Prospectus is published solely in connection with the Hong Kong Public Offering which forms part of the Global Offering. For applicants under the Hong Kong Public Offering, this Prospectus and the Application Forms contain the terms and conditions of the Hong Kong Public Offering.

The listing of the Offer Shares on the Hong Kong Stock Exchange is sponsored by the Joint Sponsors. The Global Offering is managed by the Joint Global Coordinators. The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters pursuant to the Hong Kong Underwriting Agreement. The International Underwriting Agreement relating to the International Offering is expected to be entered into on or about 6 March 2008, subject to determination of the pricing of the Offer Shares. If, for any reason, the Offer Price is not agreed among us and the Joint Global Coordinators (on behalf of the Underwriters) by 11 March 2008, the Global Offering (including the Hong Kong Public Offering) will not proceed and will lapse. Further details about the Underwriters and the underwriting arrangements are contained in "Underwriting".

RESTRICTIONS ON THE USE OF THIS PROSPECTUS

Each person acquiring Hong Kong Public Offer Shares will be required to confirm, or by his acquisition of Hong Kong Public Offer Shares will be deemed to confirm, that he is aware of the restrictions on offers of the Hong Kong Public Offer Shares described in this Prospectus.

No action has been taken to permit a public offering of the Offer Shares in any jurisdiction other than Hong Kong or the distribution of this Prospectus in any jurisdiction other than Hong Kong. Accordingly, and without limitation to the following, this Prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation.

The distribution of this Prospectus and the offering and sales of the Offer Shares in other jurisdictions are subject to restrictions and may not be made except as permitted under the applicable securities laws of such jurisdictions pursuant to registration with or authorization by the relevant securities regulatory authorities or an exemption therefrom. In particular, the Offer Shares have not been offered and sold and will not be offered or sold, directly or indirectly, in the PRC.

CERTAIN MATTERS RELATING TO THE HONG KONG PUBLIC OFFERING

Application for Listing on the Hong Kong Stock Exchange

The Company has applied to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, our H Shares including: (i) any H Shares which may be issued by the Company pursuant to the Global Offering and upon the exercise of the Over-allotment Option; and (ii) any H Shares, converted from Domestic Shares, which are to be held by NSSF (including such Domestic Shares converted to H Shares and transferred by CRCCG to NSSF and such additional Domestic Shares converted to H Shares to be further transferred to NSSF by CRCCG upon the exercise of the Over-allotment Option, in each case, pursuant to the relevant regulations in relation to the reduction of State-owned shares). Dealings in the H Shares on the Hong Kong Stock Exchange are expected to commence on 13 March 2008.

Our A Shares will be listed on the Shanghai Stock Exchange. Save for our A Shares which will be listed on the Shanghai Stock Exchange, no part of our share or loan capital is listed on or dealt in on any other stock exchange and no such listing or permission to list is being or proposed to be sought in the near future.

H Share Register and Stamp Duty

All of the H Shares issued pursuant to applications made in the Hong Kong Public Offering will be registered on our H Share register to be maintained in Hong Kong. Our principal register of members will be maintained by us at our head office in the PRC.

Dealings in the H Shares registered in our H Share register will be subject to the Hong Kong stamp duty. See "Appendix VI — Taxation and Foreign Exchange".

Eligibility for Admission into CCASS

Subject to the granting of listing of, and permission to deal in, the H Shares on the Hong Kong Stock Exchange and the compliance with the stock admission requirements of HKSCC, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange or on any other date HKSCC chooses. Settlement of transactions between participants of the Hong Kong Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the H Shares to be admitted into CCASS.

Professional Tax Advice Recommended

Applicants for the Hong Kong Public Offer Shares are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of subscribing for, purchasing, holding, disposing of, dealing in, or the exercise of any rights in relation to, the H Shares. It is emphasized that neither we nor the Joint Global Coordinators, the Joint Sponsors, the Underwriters, nor their respective directors, nor any other person or party involved in the Global Offering accepts responsibility for any tax effects or liabilities of holders of H Shares resulting from the subscription, purchase, holding, disposal of, dealing in, or exercise of any rights in relation to, the H Shares.

Registration of Subscription, Purchase and Transfer of H Shares

We have instructed Computershare Hong Kong Investor Services Limited, our H Share registrar, and Computershare Hong Kong Investor Services Limited has agreed, not to register the subscription, purchase or transfer of any H Shares in the name of any particular holder unless and until such holder delivers a signed form to our H Share registrar in respect of those H Shares bearing statements to the effect that the holder:

(i) agrees with us and each of our shareholders, and we agree with each shareholder, to observe and comply with the PRC Company Law, the Special Regulations and our Articles of Association;

(ii) agrees with us, each of our shareholders, Directors, Supervisors, managers and officers, and we acting for ourselves and for each of our Directors, Supervisors, managers and officers agree with each of our shareholders, to refer all differences and claims arising from our Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning our affairs to arbitration in accordance with our Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive. See "Appendix VII — Summary of Principal Legal and Regulatory Provisions" and "Appendix VIII — Summary of Articles of Association";

(iii) agrees with us and each of our shareholders that the H Shares are freely transferable by the holders thereof; and

(iv) authorizes us to enter into a contract on his behalf with each of our Directors and officers whereby such Directors and officers undertake to observe and comply with their obligations to our shareholders as stipulated in our Articles of Association.

Persons applying for or purchasing H Shares under the Global Offering are deemed, by their making an application or purchase, to have represented that they are not associates (as such term is defined in the Hong Kong Listing Rules) of any of the Directors of our Company or an existing shareholder of our Company or a nominee of any of the foregoing.

Procedure for Application for Hong Kong Public Offer Shares

The procedure for applying for Hong Kong Public Offer Shares is set out in "How to Apply for Hong Kong Public Offer Shares" and in the Application Forms.

STRUCTURE OF THE GLOBAL OFFERING

Details of the structure of the Global Offering, including its conditions, are set out in "Structure of the Global Offering".

EXCHANGE RATE

Solely for your convenience, this Prospectus contains translations of certain Renminbi amounts into Hong Kong dollars at specified rates. No representation is made that the Renminbi amounts could actually be converted into any Hong Kong dollar amounts at the rates indicated or at all. Unless we indicate otherwise, the translation of Renminbi into HK dollars was made at the rate of RMB0.91631 to HK$1.00, the exchange rate prevailing on 22 February 2008, set by PBOC for foreign exchange transactions. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Further information on exchange rates is set forth in "Appendix VI — Taxation and Foreign Exchange".

CORPORATE INFORMATION

Registered office and head office	East, No. 40 Fuxing Road, Haidian District Beijing, China
Principal place of business in Hong Kong	23/F, Railway Plaza 39 Chatham Road South Tsim Sha Tsui, Kowloon Hong Kong
Website address	www.crcc.cn
Joint company secretaries	LI, Tingzhu LAW, Chun Biu (HKICPA, ACCA)
Qualified accountant	LAW, Chun Biu (HKICPA, ACCA)
Authorized representatives	HUO, Jingui No. 13, Floor 1, Building 29, No. 40 Fuxing Road, Haidian District, Beijing LAW, Chun Biu (HKICPA, ACCA) Room 819, Block F, Lok Man Sun Chuen To Kwa Wan, Kowloon Hong Kong
Strategy and investment committee	JIN, Puqing (Chairman) WU, Xiaohua WU, Taishi
Nomination committee	LI, Kecheng (Chairman) HUO, Jingui ZHAO, Guangjie
Audit committee	WU, Taishi (Chairman) DING, Yuanchen NGAI, Wai Fung
Remuneration and evaluation committee	ZHAO, Guangjie (Chairman) DING, Yuanchen LI, Kecheng
H Share registrar	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Principal bankers	Industrial and Commercial Bank of China Limited 55 Fuxingmennei Avenue Xicheng District Beijing, China

China Construction Bank Corporation
25 Finance Street
Xicheng District
Beijing, China

Bank of China Limited
1 Fuxingmennei Avenue
Xicheng District
Beijing, China

Bank of Communications Co., Ltd.
188 Yincheng Road Central
Shanghai, China

Joint compliance advisers .... Citigroup Global Markets Asia Limited
50/F, Citibank Tower
3 Garden Road
Central
Hong Kong

Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008)
19/F, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

DIRECTORS

Name	Address	Nationality
Executive Directors		
Mr. DING Yuanchen	No. 1413, Building 29, No. 40 Fuxing Road, Haidian District, Beijing	Chinese
Mr. JIN Puqing	No. 133, Building 24, No. 40 Fuxing Road, Haidian District, Beijing	Chinese
Non-executive Directors		
Mr. LI Guorui	No. 302, Door 3, Building 6, No. 9, West Street, Wanshou Road, Haidian District, Beijing	Chinese
Mr. HUO Jingui	No. 13, Floor 1, Building 29, No. 40 Fuxing Road, Haidian District, Beijing	Chinese
Mr. WU Xiaohua	No. 1504, Building 1, Section 2, Sanlihe, Xicheng District, Beijing	Chinese
Independent non-executive Directors		
Mr. LI Kecheng	No. 28, 10th Floor, No. 112 Ande Road, Xicheng District, Beijing	Chinese
Mr. ZHAO Guangjie	Section 01, Yuanlin Dongbingwei, Tiedong District, Anshan, Liaoning	Chinese
Mr. WU Taishi	Room 402, No. 22 of Lane 89, Linping North Road, Hongkou District, Shanghai	Chinese
Mr. NGAI Wai Fung	Flat A, 26 Floor, Huashan Mansion, No. 17 Taikoo Shing, Quarry Bay, Hong Kong	Chinese (Hong Kong)

SUPERVISORS

Name	Address	Nationality
Mr. PENG Shugui	No. 110, 29th Floor, No. 40 Fuxing Road, Haidian District, Beijing	Chinese
Mr. HUANG Shaojun	No. 1412, Door 6, Building 28, No. 40 Fuxing Road, Haidian District, Beijing	Chinese
Ms. YU Fengli	No. 301, Building 88, No. 40 Fuxing Road, Haidian District, Beijing	Chinese

Joint Global Coordinators and Joint Bookrunners . .	Citigroup Global Markets Asia Limited 50/F, Citibank Tower 3 Garden Road Central Hong Kong
	CITIC Securities Corporate Finance (HK) Limited 26/F, CITIC Tower 1 Tim Mei Avenue Central Hong Kong
	Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008) 19/F, CITIC Tower 1 Tim Mei Avenue Central Hong Kong
Joint Lead Managers and Joint Sponsors of the Hong Kong Public Offering	Citigroup Global Markets Asia Limited 50/F, Citibank Tower 3 Garden Road Central Hong Kong
	CITIC Securities Corporate Finance (HK) Limited 26/F, CITIC Tower 1 Tim Mei Avenue Central Hong Kong
	Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008) 19/F, CITIC Tower 1 Tim Mei Avenue Central Hong Kong
Joint Lead Managers of the International Offering	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB United Kingdom
	CITIC Securities Corporate Finance (HK) Limited 26/F, CITIC Tower 1 Tim Mei Avenue Central Hong Kong

	Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008) 19/F, CITIC Tower 1 Tim Mei Avenue Central Hong Kong
Legal Advisers to Our Company	**As to Hong Kong and United States laws:** Baker & McKenzie 14/F, Hutchison House 10 Harcourt Road Central Hong Kong **As to PRC law:** Beijing Deheng Law Office 12/F, Tower B, Focus Place No. 19 Finance Street Beijing 100032 China
Legal Advisers to the Underwriters	**As to Hong Kong and United States laws:** Freshfields Bruckhaus Deringer 11/F, Two Exchange Square 8 Connaught Place Central Hong Kong **As to PRC law:** Jingtian & Gongcheng Attorneys at Law 15/F, The Union Plaza 20 Chaoyangmenwai Dajie Beijing 100020 China
Reporting Accountants	Ernst & Young Certified Public Accountants 18/F, Two International Finance Centre 8 Finance Street Central Hong Kong
Valuers	Sallmanns (Far East) Limited 22/F, Sui On Centre 188 Lockhart Road Wan Chai Hong Kong

Receiving Bankers	Bank of China (Hong Kong) Limited 1 Garden Road Central Hong Kong
	Industrial and Commercial Bank of China (Asia) Limited 33rd Floor, ICBC Tower 3 Garden Road Central Hong Kong
	Standard Chartered Bank (Hong Kong) Limited 15th Floor, Standard Chartered Tower 388 Kwun Tong Road Kwun Tong Hong Kong
	The Hongkong and Shanghai Banking Corporation Limited 1 Queen's Road Central Hong Kong
Hong Kong Underwriters	CITIC Securities Corporate Finance (HK) Limited 26/F, CITIC Tower 1 Tim Mei Avenue, Central Hong Kong
	Citigroup Global Markets Asia Limited 50/F, Citibank Tower Citibank Plaza 3 Garden Road, Central Hong Kong
	Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008) 19/F, CITIC Tower 1 Tim Mei Avenue, Central Hong Kong
	DBS Asia Capital Limited 22nd Floor, The Center 99 Queen's Road Central Hong Kong
	ICEA Securities Limited 26th Floor, ICBC Tower 3 Garden Road, Central Hong Kong
	China Everbright Securities (HK) Limited 36th Floor, Far East Finance Centre 16 Harcourt Road Hong Kong

First Shanghai Securities Limited
19th Floor, Wing On House
71 Des Voeux Road Central
Hong Kong

Guotai Junan Securities (Hong Kong) Limited
27th Floor, Low Block, Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

Shenyin Wanguo Capital (H.K.) Limited
28th Floor, Citibank Tower
3 Garden Road, Central
Hong Kong

Taifook Securities Company Limited
25th Floor, New World Tower
16-18 Queen's Road Central
Hong Kong

VC Brokerage Limited
28th Floor, The Centrium
60 Wyndham Street, Central
Hong Kong

This section of this Prospectus contains information relating to China's economy and the PRC infrastructure construction industry and international infrastructure construction markets. Certain information contained within has been derived from official government publications. Although the Joint Sponsors and our Directors have reproduced the data and statistics extracted from such official government publications in a reasonably cautious manner, neither we, the Underwriters nor any of their respective affiliates or advisers have independently verified the information directly or indirectly derived from these sources, and such information may not be consistent with other information compiled within or outside China. We make no representation as to the completeness or accuracy of such information and accordingly such information should not be relied on.

CHINA'S ECONOMIC GROWTH

China's economy has grown significantly since it began its economic reforms in the late 1970s. Since China became a member of the WTO in 2001, the forecasts for its economic growth have continued to be strong. China's GDP increased from approximately RMB11.0 trillion in 2001 to approximately RMB21.1 trillion in 2006, representing a nominal CAGR of 14.0%. GDP per capita increased from RMB8,622 in 2001 to RMB16,084 in 2006, representing a nominal CAGR of 13.3%.

The Eleventh Five-Year Plan for National Economic and Social Development of the People's Republic of China (2006-2010) (the "Eleventh Five-Year Plan") was promulgated by the State Council during the Tenth National People's Congress in March 2006. The goals of the Eleventh Five-Year Plan include: (i) average real GDP growth rate of 7.5% per year; and (ii) increase in GDP per capita to U.S.$2,400 (approximately RMB19,200) by 2010.

The growth of China's economy has spurred the development of its construction industry. The growth of China's construction industry grew at a CAGR of 14.8% between 2001 and 2006. The following chart sets forth the increase in both China's GDP and total contribution to GDP from the construction industry in China between 2001 and 2006:



Source: National Bureau of Statistics, PRC

DEVELOPMENT OF TRANSPORTATION INFRASTRUCTURE IN CHINA

The PRC Government is currently implementing a comprehensive upgrade of China's existing transportation infrastructure. The Ministry of Communications invested approximately RMB2.2 trillion in

China's transportation infrastructure (including highways and waterways) between 2001 and 2005, representing a 117% increase from the previous five-year period (1996-2000). In 2006, the PRC Government invested a total of RMB738.4 billion in transportation infrastructure construction, an increase of 14.6% over investments made in 2005. According to the Eleventh Five-Year Plan, the PRC Government proposes to increase overall investment in transportation construction by (i) implementing a comprehensive national transportation network, (ii) accelerating the development of railway and metropolitan railway lines, (iii) further improving existing roadway networks, and (iv) further developing pipelines as well as airway and waterway transportations. The Eleventh Five-Year Plan includes a total investment by the Ministry of Communications of approximately RMB3.8 trillion in China's transportation infrastructure (including highways and waterways) during the five-year period between 2006 and 2010, representing an increase of 73% from the previous five-year period.

Railway Construction

In recent years, railway transportation has developed rapidly in China. In 2005, the total passenger transportation volume, passenger turnover volume, cargo transportation volume and cargo turnover volume totaled approximately 1.156 billion persons, 606.2 billion passenger-kilometers, 2.693 billion tonnes and 2.07 trillion tonne-kilometers, respectively, representing a CAGR of 2.4%, 6.2%, 8.7% and 9.0%, respectively, from 2001 to 2005. These increases were particularly pronounced in 2004 and 2005, during which passenger volume, passenger turnover, cargo transportation volume, and cargo turnover rate rapidly increased by 3.4%, 6.1%, 8.1%, and 7.4%, respectively. This development continued in 2006 when China ranked first in the world in terms of cargo transportation volume and density of railway transportation, according to the MOR.

Major achievements in railway network construction occurred in the Tenth Five-Year Plan period between 2001 and 2005. During that period, newly constructed railway lines reached a total of 7,063 km and total capital investments in China's railway infrastructure also increased substantially, with a total investment of approximately RMB315.4 billion in railway infrastructure in China for the same period. The following chart sets forth the total capital investment and growth rate in China's railway networks for the periods indicated:

Total Capital Investment and Growth Rate (2001-2006)



Source: Statistical Communique of the MOR (2001-2006)

The following charts set forth the length of operational railways and growth rate as well as the comparables of density of railway network in China for the periods indicated:



Source: China Statistical Yearbook (2006 and 2007)

Source: China Railway Yearbook 2006

(1) For comparables of railway network density, the figures for China represent 2005 numbers; the figures for all other countries represent 2004 numbers.

On 1 July 2006, the Qinghai-Tibet Railway Line commenced commercial operations, extending the total length of operational railways in China to nearly 80,000 km and expanding the domestic railway network in virtually all regions of China. On 18 April 2007, the MOR implemented the sixth round of speed increases for certain railway lines, such as the Beijing-Harbin, Beijing-Shanghai and Beijing-Guangzhou lines. Following this increase, the length of railways operating at maximum speeds ranging from 120 km/h or above reached 22,000 km, of which the length of railways operating at maximum speeds of 160 km/h or above reached 14,000 km.

However, regardless of the substantial growth, railway transportation capacity in China currently accommodates only approximately 35% of public demand, which causes transportation bottlenecks. China's railway system still requires significant upgrades in technologies and facilities. In addition, the railway transportation sector as a whole is not completely market-oriented. Despite occupying approximately 6% of the world's railway lines by total length, China's railway system carries 24% of the world's total transportation volume. China's rail network is the third longest in the world. However, the PRC has a much lower railway network density compared to counties such as the United States, France, Germany, the United Kingdom and Japan. The expansion and modernization of China's railway network has therefore become an area of critical concern.

The PRC Government has initiated various plans with a view to achieve nationwide leap-forward development of China's railway system, including the construction of 17,000 km of new railway lines by 2010, which includes 7,000 km of passenger railway lines. Pursuant to these plans, by 2010, China's railway lines will be extended to over 90,000 km in total length, of which more than 45% will consist of electrified lines and more than 45% will consist of multi-track lines.

According to *The Mid- and Long-term Plans for China's Railway Network* approved by the State Council in 2004, by 2020, the PRC Government also plans to (i) construct over 12,000 km of passenger railway lines, (ii) establish new inter-city express railway lines connecting provincial capitals and major cities,

and (iii) complete the network for passenger railways consisting of four north-to-south and four east-to-west dedicated passenger railway lines. Upon successful completion of the plan, the total operational railway lines will be over 100,000 km by length, of which more than 50% will consist of electrified lines and more than 50% will consist of multi-track lines.

The following map illustrates the planned railway network under the Eleventh Five-Year Plan:



Source: MOR

During the period of the Eleventh Five-Year Plan (2006-2010), the total investment in railway construction projects from the PRC Government is expected to reach RMB1,250 billion, or an increase of approximately 300% over the total investment in similar railway construction projects during the previous five-year period. It is estimated that total investment in railway construction will have exceeded RMB2,000 billion by 2020, with an average annual investment of over RMB100 billion. Prior to 2005, funding for the construction of China's railway system came primarily from the MOR. However, to expand the number of sources of funding, the MOR began to encourage investment in railway construction from non-governmental sources in 2005. By 2020, an additional RMB500 billion from non-governmental sources will be required for the construction of the railway system in China. In order to maintain the development of China's railway transportation, the railway construction funding scheme, pursuant to which the only role played by the PRC Government will be market regulator, will become more diversified and market-oriented. The future funding channels might include the issuance of railway construction bonds, loans from National Development Bank

and large state-owned commercial banks such as Industrial and Commercial Bank of China and China Construction Bank, and investments by social security funds.

Roadway Construction

According to the *Statistics Gazette on National Economy and Society Development in 2006* as of the end of 2006, the total length of China's roadways reached 2,024,000 km, representing an increase of 93,500 km from the end of 2005. As roadways continue to be extended in all regions throughout China, the roadway construction technologies have also gradually been improved. During the period of the Tenth Five-Year Plan (2001-2005), a substantial amount of roadway construction projects were completed.

The following charts set forth the total investment and growth rate, the length of operational roadways and the respective growth rate for the periods indicated:

Total Investment and Growth Rate (2001-2006)



Source: The Statistics Gazette on Roadway and Waterway Transportation Industry Development (2001-2006), Ministry of Communications

Length of Operational Roadways and Growth Rate (2001-2006)

(10,000 km) (%)

169.8 176.5 181.0 187.1 193.1 202.4

4.0% 2.5% 3.4% 3.2% 4.8%

2001 2002 2003 2004 2005 2006

Length of Operational Roadways — Growth Rate

Source: China Statistical Yearbook 2007 & The Statistics Gazette on National Economy and Society Development in 2006

The rapid growth of China's economy has increased demands on China's roadway system. In 2006, total passenger transportation volume, passenger turnover volume, cargo transportation volume, and cargo turnover volume totaled approximately 18.6 billion persons, 1,013.1 billion passenger-kilometers, 14.7 billion tonnes and 975.4 billion tonne-kilometers, respectively, representing increases of 9.6%, 9.0%, 9.3%, and 12.2%, respectively, over the volume in 2005. The Eleventh Five-Year Plan for Roadway and Waterway Transportation published by the Ministry of Communications estimates that, by 2010, total passenger and cargo to be transported by the roadway system in China will be 24.0 billion persons and 16.0 billion tonnes, respectively, with corresponding turnover of 1,500 billion passenger-kilometers and 1,200 billion tonne-kilometers, respectively. *The Planning of the National Freeway Network* published by the Ministry of Communications further estimates that, by 2020, total passenger and cargo to be transported by the roadway system in China will be 36.5 billion persons and 19.9 billion tonnes, respectively, with corresponding turnover of 2,500 billion passenger-kilometers and 1,500 billion tonne-kilometers, respectively. The PRC Government will therefore increase its overall investment in roadway construction.

The following charts set forth the length of operational freeways and the growth rate, and the comparables of density of freeways in China for the periods indicated:

Length of Operational Freeways and Growth Rate (2001-2006)

(10,000 km) (%)

Year	2001	2002	2003	2004	2005	2006
Length of Operational Freeways	1.94	2.51	2.97	3.43	4.10	4.53
Growth Rate		29.4%	18.5%	15.3%	19.5%	9.8%

Source: China Statistical Yearbook

Comparables of Density of Freeways (2002)



Source: China National Freeway Network Plan

The development of China's current freeway network is not as comprehensive as those in other developed countries around the world. Accordingly, the PRC Government has decided to focus on the construction of a national freeway network in its Eleventh Five-Year Plan. According to *The Planning of the National Freeway Network* issued by the Ministry of Communications in 2004, China's national freeway network will eventually comprise seven lines radiating from Beijing, along with nine north-south lines and

18 east-west lines. The total length of this freeway network, or the "7918 Network", will be 85,000 km. The following map illustrates the planned freeway network or the "7918 Network":



Source: Ministry of Communications

The PRC Government plans to complete the "7918 Network" within 30 years by investing approximately RMB2 trillion, with an average annual investment of approximately RMB140 billion prior to 2010 and approximately RMB100 billion per year thereafter until 2020.

Currently, the main funding source for the construction of China's roadways includes bank loans and funds raised locally. The future funding channel for China's construction of freeways is expected to include non-governmental funds raised through the issuance of shares or corporate bonds by project companies.

Metropolitan Railway Construction

Since Beijing began trial operations of its subway system in 1969, major cities in China such as Shanghai and Guangzhou began construction of their own metropolitan railway lines. Currently, Beijing's metropolitan railways consisting of subways and light rails comprises 142 km of tracks and Beijing's subways transport an average of 1,795,000 people per day. Excluding the maglev train, Shanghai's metropolitan railway lines currently under commercial operation are over 145 km long and frequently transport more than 2,000,000 people per day. During the past 10 years, the metropolitan railways in China have developed rapidly pursuant to public policies and municipal infrastructure plannings. However, metropolitan railways in China are still relatively underdeveloped. As of the end of 2006, only ten cities across mainland China had metropolitan railways with approximately 20 lines. The rapid growth of China's economy is expected to lead to increased development of its metropolitan railway lines. Currently, over 20 Chinese cities, including Beijing, Shanghai,

Guangzhou, Tianjin, and Dalian are constructing, preparing to construct, or designing new metropolitan railway lines. According to an announcement from the Development and Reform Commission of Beijing Municipality, the total length of Beijing's metropolitan railway lines will reach a total length of approximately 561 km by the year of 2015. Shanghai will also have metropolitan railway lines of over 500 km long by the year of 2012, according to *Recent Construction Planning of Shanghai Metropolitan Railway Lines*. The NDRC estimates that the total length of China's metropolitan railway lines will be approximately 1,300 km by 2010 and will be approximately 1,500 km by 2015, with an estimated investment of approximately RMB500 billion.

Over the next few years, more construction projects for new metropolitan railway lines than ever before will commence in the cities of the Pearl River Delta such as Guangzhou and Shenzhen and the cities of the Yangtze River Delta such as Nanjing, Suzhou and Hangzhou, which are all experiencing rapid economic growth, as well as in Beijing and Shanghai, which will be hosting the 2008 Olympics Games and the 2010 World Expo, respectively.

Currently, the funding source for the construction of China's metropolitan railway lines mainly relies on bank loans. Due to the large investment scale and high construction cost, the PRC Government encourages foreign and domestic private enterprises to invest in China's metropolitan railway sector.

CHINA'S CONSTRUCTION INDUSTRY

Overview of China's Construction Market

With an increasing number of projects being undertaken by private, as opposed to state-owned, construction companies, China's construction industry has become increasingly market-oriented and competitive. In addition, an increasing number of Chinese construction enterprises have emerged from the labor-intensive construction sector, where they offer construction services on a contract basis and compete against each other on the basis of low labor costs and less advanced technologies. These enterprises have moved beyond providing project management services to providing engineering, procurement and construction services utilizing advanced technologies and modern management methods while achieving higher profit margins through their provision of comprehensive services. Current participants in China's construction sector generally possess better technology, stronger management, better equipment and a higher level of expertise than ever before.

In 2007, 35 construction companies were listed among the Top 500 Chinese Enterprises elected by the China Enterprise Confederation and the China Enterprise Directors Association. In the same year, three Chinese construction companies, including the CRCCG, were listed among the Fortune Global 500 companies. The total revenues of these three largest Chinese construction companies amounted to RMB459.6 billion in 2007, representing approximately 41.0% of the total revenue of the 35 largest construction companies in China.

In addition, 25 Chinese construction companies were elected among the Top 225 Global Contractors, with CRCCG ranking sixth in terms of total construction services revenue in 2006.

The construction sector in China grew steadily in recent years as a result of the increased investments in infrastructure and real estate development. The following charts set forth the total contribution to GDP from the construction industry in China and the growth rate for the period indicated:

Total Contribution to GDP from the Construction Industry in China and Growth Rate

(RMB billion)
(%)
2,000
1,500
1,000
500
0
30
20
10
0
593.2
646.6
9.0%
749.1
15.9%
869.4
16.1%
1,013.4
1,185.1
2001
2002
2003
2004
2005
2006
Total contribution to GDP
Growth Rate

Source: National Bureau of Statistics, PRC

However, the relatively low entry barrier to the labor-intensive construction market that does not use advanced technology contributed to the rapid increase in the number of market participants. The large number of market participants and insufficient market regulations have resulted in unregulated and fierce competition. As a result, growth in profit has slightly lagged behind growth in revenue in the construction sector as a whole. On the other hand, entry barriers for the construction market that requires substantial investment in advanced equipment remain high, which is evidenced by the small number of enterprises possessing special construction qualifications in China.

Known Trends of China's Construction Industry

The following are trends that we believe will influence China's construction industry:

- Continued economic growth, backed by industry-friendly government policies, is expected to result in further public spending on infrastructure projects, including transportation, natural resources, municipal infrastructure, electric power, water conservancy and telecommunications.
- While irregularities, such as unfair pricing, local protectionism and irresponsible payment practices, continue to exist in the market and could threaten the development of emerging market participants, the domestic construction market is becoming increasingly regulated as a result of administrative measures that have been progressively promulgated by the PRC Government, such as the PRC Construction Law and the PRC Bidding Law.
- Large-scale construction companies are developing new business models. General contracting, project management, and other aspects of operations have gradually improved to narrow the gap between domestic and international standards, intensifying industry reforms, raising the overall quality of construction management and enhancing investment returns.
- China's construction market will ultimately open up to foreign participants as a result of its accession to the WTO. The PRC Government has issued a number of notices announcing its intention to further encourage selective competition within the railway construction industry in

China by allowing companies with the relevant prescribed professional qualifications to engage in railway construction in China. Domestic construction companies may be less competitive than their foreign competitors due to fewer financial resources, less sophisticated technologies and heavier administrative burdens.

- Competition in the market is intense and the construction sector is highly fragmented. State-owned and private enterprises are qualified to conduct construction business, with large numbers of market participants creating disorderly competition and forcing large-scale construction companies to change their business models from project management to general contracting. However, the industry is gradually experiencing a trend towards consolidation whereby smaller enterprises are being acquired by larger companies. Given this trend, participation in large-scale infrastructure construction projects is expected to be limited to only a small number of large construction enterprise groups.

OVERSEAS CONSTRUCTION MARKET

Overview

While China's overseas contracting market is primarily and substantially comprised of the overseas construction business, Chinese companies also provide other services outside of China, such as industrial manufacturing, petrochemical refining, and the development of telecommunication networks. By providing financial support in the form of preferred credit loans to various countries, the PRC Government has contributed to the growth of China's overseas contracting market and increased business opportunities for China's overseas contracting companies, including its overseas construction companies. Therefore, the growth of China's overseas contracting market is closely related to the development of China's overseas construction industry.

In 2006, the global economy grew by 3.8% from 2005, while international trade grew by 9.4% from 2005 to U.S.$11.7 trillion. At the same time, international investments increased by 22% from 2005 to US$1.2 trillion. The growth of the world's local economies, particularly in Asia, Africa, and Latin America, has increased business opportunities in the construction market due to accelerated infrastructure spending. According to an evaluation by the U.S. research agency, *Global Insight,* investments made in the global construction market amounted to U.S.$4.6 trillion in 2006.

Under such favorable conditions in the both domestic and international markets, China's overseas contracting industry experienced unprecedented growth in 2006. According to statistics published by the MOFCOM, in 2006, turnover from overseas contracting was US$30 billion and new contract value was U.S.$66 billion, representing an increase of 37.9% and 123.0%, respectively, from 2005. As of the end of 2006, total turnover from overseas contracts and new contract value were U.S.$165.8 billion and U.S.$251.9 billion, respectively.

The following chart illustrates the turnover generated from completed overseas contracting projects and new overseas contract value and the respective growth rate between 2001 and 2006:

Turnover Generated from Completed Overseas Contracts and Growth Rate



New Overseas Contract Value and Growth Rate



Source: China International Contractors Association

The following chart sets forth the turnover from completed overseas contracting projects in 2006 by industry sector:



Source: Division of Foreign Economic Cooperation, MOFCOM

In the past few years, new contract value from the building construction sector steadily accounted for approximately 30% of total new contract value. However, following the commencement of several major overseas transportation projects in 2006, new contract value in the transportation sector surpassed new contract value in the building construction sector for the first time. In 2006, new contract value in the transportation sector was U.S.$22.5 billion, accounting for 34% of total new contract value in the same year, while new contract value in the building construction sector was U.S.$14.9 billion, accounting for only 22.5% of new contract value. Following the current trends, we expect that the turnover from the transportation sector will surpass turnover from the building construction sector in the next two years.

In 2006, traditional markets for China's overseas contracting industry, such as those in Asian and African countries and territories and emerging markets in Latin America, grew rapidly. Chinese companies continued to enter into contracts for major projects in Africa and therefore there was a noticeable increase in new contract value in the African market, which amounted to U.S.$28.7 billion and surpassed new contract value in the Asian market for the first time. The new contract value of Asian and African markets combined in 2006 amounted to U.S.$55.9 billion, accounting for 84.7% of new contract value of China's overseas

contracting market compared to 81.8% in 2005. This growth in the Asian and African markets, largely due to increased infrastructure spending, reinforces the predominant position of these markets in China's overseas contracting industry, and also increases business opportunities in the overseas construction market.

The following chart illustrates the source and percentage of new contract value by continent in 2006:



Source: Division of Foreign Economic Cooperation, MOFCOM

Trends in China's Overseas Contracting Market

Development of China's overseas market is subject to the following trends:

Aggressive and Rapid Development and Continued Growth in Project Scale

According to statistics published by the Division of Foreign Economic Cooperation of MOFCOM, Chinese companies were engaged in a total of 212 new overseas projects in 2006, each valued at over U.S.$50 million. Of these 212 projects, 96 were valued at over U.S.$100 million and five were valued at over U.S.$1.0 billion. Three particularly large projects, all of which are overseas construction projects, include: (i) a high-speed railway project in Turkey, valued at approximately U.S.$1.27 billion; (ii) the Algerian East-West Expressway Project, valued at nearly U.S.$6.3 billion; and (ii) Nigeria's Lagos-Kano Railway Modernization Project, valued at U.S.$8.3 billion. Our Company is the general contractor for all three exceptionally large projects.

Growth of Business Entities and Greater Competitiveness

A substantial number of Chinese contractors are gradually competing with their foreign counterparts in the overseas contracting market. In 2006, a number of countries extended open invitations to Chinese companies to participate in their contracting projects.

The following table lists the ten largest Chinese companies in terms of new overseas contract value in 2006:

Company Name	Turnover From New Overseas Contracts (in U.S.$ million)
CCECC[(1)]	**11,393.2**
CITIC International Contracting Inc.	5,012.4
China State Construction Engineering Corporation	4,513.5
Huawei Technologies Co., Ltd.	3,119.0
Sinopec Engineering Incorporation	2,775.0
China Road & Bridge Corp.	2,039.3
Shanghai Zhenhua Harbor Machinery Co., Ltd.	1,685.7
China Railway 20th Bureau Group Co., Ltd.[(1)]	**1,567.8**
China National Machinery & Equipment Import & Export Corp.	1,420.9
Sinohydro Corp.	1,409.9

Source: Division of Foreign Economic Cooperation, MOFCOM

(1) CCECC and China Railway 20th Bureau Group Co., Ltd. are our wholly-owned subsidiaries.

Chinese contractors have become increasingly competitive in the international market. The competitive strengths of Chinese contractors are not limited to low labor costs and prices, but also include advanced technology, modern equipment and technical expertise. For example, the technology used by Chinese contractors in the construction of transportation facilities and electric power facilities is already among the most advanced in the world. Moreover, when the Qinghai-Tibet Railway Line commenced commercial operations on 1 July 2006, Chinese contractors demonstrated their ability to construct the world's longest, highest and most technologically sophisticated plateau railway.

Increased Cooperation

Currently, large-scale contractors in Europe, the U.S. and Japan may have an advantage with respect to technologies, patents, financing resources and management expertise. However, contractors from developing countries continue to improve their technology and management skills to enter the international market, leading to increased divisions of expertise. The increase in divisions of expertise promotes cooperation among companies operating in the overseas contracting market. Increased cooperation does not only occur among Chinese contractors, but also between Chinese contractors and foreign large-scale contractors as well as between Chinese contractors and local subcontractors.

This trend toward increased cooperation in the overseas contracting market reflects a similar trend in the overseas construction market. For example, during the bidding process for the Algerian East-West Expressway Project, more than 64 international construction companies cooperated to form seven consortiums to compete for the contract.

Government Sponsored Cooperation Programs Prompt the Growth of the Overseas Contracting Business

One of the trends following China's accession to the WTO is global competition by Chinese enterprises. Pursuant to the "going out" strategy that encourages Chinese enterprises to conduct businesses in the global market, the PRC Government will increase the size and scope of funding support for Chinese contractors to conduct their businesses in overseas markets. In recent years, the PRC Government has

enhanced its trade relations with other countries, particularly with its regional neighbors and African countries. In 2006, large projects with contract value of over U.S.$50 million for which Chinese contractors were engaged were concentrated in Asian and African countries, including Angola (17 projects), Vietnam (10 projects), Saudi Arabia (10 projects), Pakistan (9 projects), Indonesia (9 projects), India (8 projects), Algeria (8 projects), Malaysia (7 projects) and Ethiopia (6 projects).

Major Infrastructure Projects in Hong Kong to Create Business Opportunities

In accordance with the 2007-2008 Policy Address, the Hong Kong government has initiated a policy to accelerate local and cross-boundary infrastructure development to boost the economy of Hong Kong, which includes the extension of current metropolitan railway lines, the development of the West Kowloon and the Kai Tak district, the Guangzhou-Shenzhen-Hong Kong Passenger Railway Line, the Hong Kong-Zhuhai-Macau Bridge, the Hong Kong-Shenzhen airport cooperation project and the Hong Kong-Shenzhen Joint Development of the Lok Ma Chau loop. Such projects will not only improve the domestic transportation network, but will further strengthen the connection between the socio-cultural and business activities, while fostering cross-boundary integration with mainland China. Such major infrastructure projects will also create many employment opportunities and increase the demand for large and sophisticated construction contractors.

CONSTRUCTION SURVEY AND DESIGN

The growth in the construction survey and design industry in China is directly related to the growth in domestic infrastructure construction projects. According to the MOC, total revenue generated from the construction survey and design industry was approximately RMB371.4 billion for the year 2006, and total revenue generated in the industry grew at a CAGR of 38.9% from 2001 to 2006. The following chart illustrates the total revenue generated from China's construction survey and design industry and growth rate for the periods indicated:

Total Revenue Generated in the Construction Survey and Design Industry in China and Growth Rate



Source: National Statistical Compilation of Data in relation to Survey and Design Enterprises (2005), Ministry of Construction and China Statistic Yearbook 2007, National Bureau of Statistics

LARGE TRACK MAINTENANCE MACHINERY MANUFACTURING INDUSTRY IN CHINA

Development of the Large Track Maintenance Machinery Industry

Large track maintenance machinery is the crucial railway transportation equipment for the service, maintenance and repair of railway tracks. Track maintenance machinery is primarily used for major repair and

maintenance of a railway's high-traffic main line and the construction of new tracks. Large track maintenance machinery possesses automated and coupling functions similar to those of a locomotive, as well as the ability to meet a track's repair needs. Large track maintenance machinery utilizes state-of-the-art mechanical, electrical, hydraulic pressure, pneumatic, a laser computing machine and automated technology.

Since 1997, speed limits of China's major railway lines have already been significantly increased six times. Successful increases of the speed limits are based on the mechanization of track maintenance, which has replaced the traditional manual work. China's railway operators currently own a total of nearly 600 sets of track maintenance machinery, with an annual major repair capacity of approximately 5,000 km. The demand for large track maintenance machinery will continue to increase to meet the demand generated by new railway construction projects and speed limit increasing projects of existing railway lines.

Market for Domestically Manufactured Large Track Maintenance Machinery

Domestic production of large track maintenance machinery and equipment plays an important role in the development of China's track maintenance manufacturing industry. The PRC Government promotes the domestically manufactured track maintenance machinery business so that the production will meet domestic demands. The introduction of advanced foreign technology in the mid-1980s enabled Chinese manufacturers to begin producing major repair and maintenance equipment in China. Chinese manufacturers have repeatedly won bids against foreign competitors in the sale of track machinery equipment based on the price advantages. Currently, track maintenance machinery and equipment made in China accounts for 90% of all large track maintenance machinery used by all railway operators.

The key players in the industry include Kunming China Railway Large Road Maintenance Machinery Co., Ltd., a subsidiary of our Company, Golden Eagle Railway Vehicle & Machinery Co., Ltd. and XingPing Maintenance Machinery Factory. The following chart sets forth the approximate market share held by each of these companies in 2006:



Source: MOR

Known Trends in the Development of the Large Track Maintenance Machinery Manufacturing Industry

The trends influencing the development of large track maintenance machinery manufacturing industry include:

- As large track maintenance machinery is critical to railway maintenance, construction of new railway lines in China will significantly increase the market demand for large track maintenance machinery.

- Equipment manufacturing is critical to China's economy and national security. As such, the PRC Government encourages the development of the domestic equipment manufacturing businesses. We expect that the favorable industry policy will benefit the large track maintenance manufacturing industry.
- Manufacturing of large track maintenance machinery utilizes state-of-the-art mechanical, electrical, hydraulic pressure, pneumatic, a laser computing machine and automated technology. Large track maintenance machinery manufacturers in China continue to develop advanced technology and strengthen their scientific research capabilities, laying the groundwork for steady and rapid growth of the industry.
- Development of new technology continues at a rapid rate, causing those products currently on the market to become increasingly obsolete. Manufacturers must therefore be diligent in updating their products and exploring the implementation of new technology in order to adapt to higher market standards.
- Expanding business operations to other geographical markets is critical to the manufacturers of large track maintenance machinery since the domestic market is subject to a limited amount of customers and the demand may not be sufficient.

REAL ESTATE INDUSTRY IN CHINA

Since its transition into a market-driven sector, the significant but volatile growth of China's real estate industry has been driven by a number of developments in China including, among others, strong economic growth, rising levels of disposable income, improvement of China's credit-lending industry, increased investment activities and growing urbanization rate. According to *China Statistical Yearbook 2007*, disposable annual income per capita for urban households in China increased from RMB6,860 in 2001 to RMB11,759 in 2006, representing a CAGR of 11.4%, indicating increased purchasing power for urban households throughout China. The coincidental growth of outstanding mortgages in China suggests that a fair portion of China's new disposable income has been channeled into its real estate market. From 2001 to 2006, China's outstanding mortgage loans increased from RMB560.0 billion to RMB2,252.9 billion according to the *National Bureau of Statistics*, representing a CAGR of 32.1%.

According to the *National Bureau of Statistics,* residential real estate prices in China grew at a CAGR of 9.1% from RMB2,017 per m^2 to RMB3,119 per m^2 from 2001 to 2006. For the same period, houses for business use increased at a CAGR of 9.9% from RMB3,274 per m^2 to RMB5,247 per m^2. The following chart illustrates the average prices for residential buildings and houses for business use in China for the periods indicated:

Real Estate Prices in China



Source: National Bureau of Statistics

The PRC Government has steadily increased the extent of its control over the real estate industry because the real estate industry has a significant impact on the economic and social stability of China. Intervention by the PRC Government generally is implemented through macro-economic control measures that are aimed to temper the growth of the industry and stabilize real estate prices. Since 2004, the PRC Government has announced and adopted a comprehensive series of measures with the twin goals of suppressing general demand for property, particularly for speculative purposes, and controlling the supply of property to ensure sufficient affordable housing. These measures include, among others, increasing taxes on short term gains from real estate sales, tightening lending standards, facilitating the construction of affordable housing and increasing the reserve ratios of financial institutions to limit credit availability. For residential properties, the PRC Government has imposed bans on excessive increases in housing prices.

These measures have had limited effectiveness in slowing the growth of China's real estate industry as the volume of and revenue generated from property sales continue to grow at rapid rates. According to *China Statistical Yearbook 2007*, the total GFA sold in China reached 618 million m^2 in 2006 and generated RMB2,082.6 billion in sales, compared to the 224 million m^2 sold in 2001 that generated RMB486.3 billion. These figures represent a CAGR of 22.5% for GFA sold and a CAGR of 33.8% for property sales revenue during the indicated period. The growth of property sales continued up through the first ten months of 2007, during which a total of 536 million m^2 of GFA was sold in transactions that aggregate to RMB2,130 billion, exceeding the total sales revenue for 2006. Compared to figures for the first ten months of 2006, property sales

volume increased 31% and sales revenue increased 51%. The charts below set forth the total GFA sold and total sales from real estate in China and the respective growth rate from 2001 to 2006:

Total GFA Sold and Growth Rate



Source: China Statistical Yearbook 2007, National Bureau of Statistics

Total Sales from Real Estate and Growth Rate



Source: China Statistical Yearbook 2007, National Bureau of Statistics

LOGISTICS SERVICES INDUSTRY IN CHINA

The logistics services industry in China is characterized by strong growth and increasing consolidation. The logistics services industry provides services that facilitate the transportation and distribution of goods in the stream of commerce. There is a direct correlation between the growth of both the economy and demand for logistics and logistical services as increased trading activities require logistics and logistical services to support it. China's heavy investment in logistics infrastructure in recent years has facilitated the rapid development of the logistics service industry and the steady increase of freight traffic across various modes of transportation. The chart below shows the freight traffic by railway in China and the growth rate for the periods indicated:

China's Freight Traffic by Railway and Growth Rate



Source: National Bureau of Statistics

China's logistics costs are currently relatively high compared to those of developed countries but are expected to decrease due to growing competition in the industry. According to *China's Third Party Logistics Market Research* co-produced by Mercer Management Consulting and China Federation of Logistics and Purchasing, China's logistics costs amounted to 20% of GDP in 2001. Even in 2006, the logistics costs still remained 18.3% of GDP, almost double the corresponding level in developed countries. High logistics costs in China increase the costs of conducting economic activities and could adversely affect economic growth.

The Eleventh Five-Year Plan of the PRC has targeted the logistics industry as one of the key industries for development, and policies have been implemented to encourage the development of third party logistics services, investment in modernization and technology adoption and competition in the industry. In recent years, foreign competition in China's domestic logistics services industry has increased as a result of phased deregulation and the perceived potential market for logistic services in China, resulting in rapid consolidation in China's logistics service industry as logistics service providers reposition themselves in the new competitive landscape.

OVERVIEW

Many of the industries that we are engaged in, including the construction, survey, design and consultancy, manufacturing, and real estate development operations in China, are subject to the supervision and administration of relevant governmental authorities in the PRC.

We are principally subject to the governmental supervision of, and regulations promulgated by, the following agencies of the PRC Government:

- The MOC is responsible for the supervision and administration of qualifications, eligibilities, tender and bidding, construction, survey, design, supervision, inspection and certification of the completion of engineering works in various construction industries and for the administration of safety in survey, design and construction of various kinds of engineering works. The MOC is also responsible for the centralized supervision and administration of qualifications for enterprises in the construction industry of China. The MOC coordinates various authorities of the State Council, including the MOR, the Ministry of Communications, the Ministry of Water Resources, the Ministry of Information Industry and the General Administration of Civil Aviation to ensure that the relevant types of qualifications for enterprises in the construction industry are appropriately administered. The governmental authorities in charge of construction at the provincial level are responsible for the centralized supervision and administration of qualifications of enterprises in the construction industry within their own administrative regions. The governmental authorities of communications, water resources, information industry, and other relevant authorities at the provincial level, in collaboration with the governmental authority in charge of construction at the same provincial level, are responsible for the administration of various qualifications for enterprises in the construction industry.

- Except for the MOC and other relevant authorities, the MOR and its local railway administration are responsible for the review and approval of licenses and certificates of qualifications and eligibilities of enterprises engaged in railway construction, the supervision and administration of survey, design, tender and bidding, and construction, and the supervision, inspection and acceptance for completion of railway construction projects.

- The MOR and its authorized departments are responsible for the centralized administration of the tender and bidding of railway construction projects in China, and the tender and bidding management offices of both the MOR and the local railway bureaus are responsible for the supervision and inspection of the tender and bidding of railway construction projects.

- The Ministry of Communications, the General Administration of Civil Aviation, the Ministry of Water Resources, the Ministry of Information Industry and their local authorities are responsible for the supervision and administration of the quality of construction projects such as highway, waterway, airport, water conservancy and hydropower facility projects, and collaborate with relevant governmental authorities in charge of construction in the examination and administration of qualifications and eligibilities of enterprises engaged in such construction projects.

- Enterprises and institutions engaged in overseas construction projects and overseas cooperative labor arrangements must apply to the MOFCOM for appropriate qualification certificates. The MOFCOM is responsible for the supervision and administration of overseas construction projects and overseas cooperative labor arrangements, as well as for the issuance of the relevant business permits.

- The MOC is responsible for supervising and administering qualifications for real estate development enterprises, as well as overseeing real estate development and management in China. The real estate administrations of local governments at or above county level are responsible for supervising and administering qualifications for real estate development enterprises and overseeing real estate development and management within their respective administrative regions. Land use administrations of local governments at or above county level oversee land control related to real estate development in accordance with applicable laws and administrative regulations.
- The State Environmental Protection Administration and local governmental authorities in charge of environmental protection are responsible for the supervision and administration of environmental protection during the course of construction.
- The State Administration of Work Safety ("SAWS") is responsible for implementing comprehensive supervision of work safety in China. Work safety administrations of local governments at or above county level are responsible for comprehensive supervision of work safety within their respective administrative regions.

CONSTRUCTION INDUSTRY

Pursuant to the Construction Law of the PRC, prior to the start of construction projects, project owners must, in accordance with relevant provisions of the State, apply to competent construction administrations at or above the county level for construction permits, except for small projects below a value set by the competent construction administration of the State Council.

Construction projects approved in accordance with authorities and procedures stipulated by the State Council are exempted from obtaining construction permits.

Laws and Regulations on the Administration of Qualifications

According to the *Railway Law of the People's Republic of China*, the *Highway Law of the People's Republic of China*, the *Construction Law of the People's Republic of China*, the *Provisions on the Administration of Qualifications of Enterprises in Construction Industry*, the *Regulation on Quality Control of Construction Projects*, the *Provisions on Quality Control of Railway Construction Projects*, the *Measures for the Administration of Construction Permits for Construction Projects* and other applicable laws and regulations, an enterprise engaged in railway and/or highway construction and other relevant construction projects may only carry out construction activities within the scope of their respective qualifications.

Qualifications of Entities Engaged in the Construction Business

The qualifications of construction enterprises can be divided into three categories, namely general contracting, specialized contracting and labor service sub-contracting, each of which is further divided into various qualification ratings depending on the nature and technical specifications of the project.

Each of these qualification ratings is then further subdivided into certain grades based on prescribed conditions.

- Enterprises that have obtained the qualification for general contracting may undertake general contracting construction projects. In addition, an enterprise possessing such qualification may either perform the specialized construction work within the general contracting construction projects by itself, or subcontract any specialized construction work or labor service work to other

construction enterprises equipped with the appropriate qualification for specialized contracting or labor service sub-contracting.

- Enterprises that have obtained the qualification for specialized contracting may undertake specialized projects subcontracted by general contractors or by developers according to relevant provisions. Furthermore, an enterprise possessing such qualification may either perform the specialized work on its projects by itself, or sub-contract the labor service work to other enterprises equipped with the appropriate qualification for labor service contracting.
- Enterprises that have obtained the qualification for labor service subcontracting may undertake labor service subcontracted by general contractors or specialized contractors.

Law Governing Construction Activities

Pursuant to the PRC Construction Law, a project owner must be legally licensed prior to the start of construction. Construction engineering enterprises, surveying entities, designing entities and supervising entities engaged in construction activities must be equipped with corresponding professional qualifications. Contract awarding and the contracting of construction projects must be legally carried out. The construction supervising entity with appropriate qualifications must, on behalf of the project owner, supervise the contracting entity in accordance with the laws, administrative regulations, technical standards, designing documents and agreements of the project contract. The survey, design and construction engineering must comply with the relevant national safety standards on construction projects. The project owner, the surveying entity, the designing entity and the construction engineering entity of a construction project will, through the performance of their respective functions, ensure the quality of the project.

Laws and Regulations on the Administration of Tender and Bidding

The Construction Law of the PRC, the *Bidding Law of the People's Republic of China*, the *Measures for Implementing Tender and Bidding of Railway Construction Projects*, the *Measures for Administration of Bid Invitation and Tendering for Survey and Design of Highway Projects*, and the *Measures for Administrating Design Tendering of Construction Projects* stipulate provisions governing tender and bidding in the contract awarding and contracting of survey, design, construction and consultancy related to construction projects.

Projects Subject to Tender and Bidding

General Rules on Construction Projects

According to the *Bidding Law of the People's Republic of China*, tender is required for the survey, design, construction and consultancy of projects in China, including projects involving large-scale infrastructure and public utility relating to public interest and security, projects entirely or partially financed by state-owned funds or loans by the State and projects financed by loans and financial aid from international organizations or foreign governments.

Special Rules on Railway Construction

According to the *Measures for Implementing Tender and Bidding of Railway Construction Projects*, railway construction projects that meet any of the following criteria are subject to tender: a) total project investment with a minimum of RMB2 million or estimated price of any individual construction contract at RMB1 million or above; b) estimated price of any individual consultancy service contract exceeding

RMB100,000; and c) estimated price of any individual purchase contract of important equipment and primary materials exceeding RMB500,000.

Measures for the Administration of Bid Invitation and Tendering for Survey and Design of Highway Projects

According to the *Measures for the Administration of Bid Invitation and Tendering for Survey and Design of Highway Projects,* the following highway construction projects must be subject to competitive bidding, excluding those concerned with national security, state secrets, emergency handling, disaster relief or poverty relief, and for which the method of competitive bidding is improper: a) a highway construction project with a total investment of RMB30 million or more; b) a highway construction project with an estimated price of a single construction contract in the sum of RMB500,000 or more; or c) other highway construction projects that must be subject to competitive bidding as required by any other laws or administrative regulations.

Tender, Bidding and Winning

Tender

Pursuant to the Construction Law of the PRC, construction projects must be contracted through tender and bidding, except for those projects unsuitable for tender and bidding, which can be directly awarded. The tender and bidding of construction projects must abide by the principles of transparency, impartiality and fair competition, and the most qualified and competitive contractors should be selected.

For construction projects subject to tender and bidding, contract awarding entities shall, in compliance with legal procedures and methods, publish bidding invitations and provide tendering documents containing the major technical requirements of the target construction project, key terms of the contract, the standards which will be used to evaluate bids as well as procedures for the opening, evaluating and awarding the bids.

Bidding

According to the *Bidding Law of the People's Republic of China* and special regulations governing railway construction, a bidder for railway construction projects subject to tender must meet the following requirements: a) possess a business license registered with and approved by the Administrations for Industry and Commerce; b) possess relevant railway industry qualifications related to the tendering project and the corresponding capabilities required by the tendering project; c) possess production licenses or special licenses of important equipment and primary materials; d) provide a credit certificate from a valid bank account; and e) provide the annual auditing report issued by an intermediary agency based on the bidder's annual financial statements.

The construction, survey, design and consultancy entities of a construction project may each separately bid for the project, or two or more legal persons or other organizations may form a consortium and jointly participate in the bidding as one bidder. All members of such a consortium must be equipped with the appropriate capabilities required by the tendering project, and meet the qualification requirements, if any, prescribed by the State's applicable regulations or by the tendering documents. The qualification rating of a consortium composed of entities of a same profession must be that of the entity with the lowest qualification rating. In the event that the consortium wins the bid, all parties to the consortium must sign the contract together with the tendering party and jointly assume responsibilities to the tendering party for the awarded project.

The winner of the bid is determined by the tendering party amongst the candidates recommended in accordance with the written bidding evaluation report presented by the bid evaluation committee, or is directly determined by the bid evaluation committee under the authorization of the tendering party.

Winning a Bid

The winning bid must, to the fullest extent, meet the comprehensive evaluation criteria set forth in the tendering documents, or must fulfill the substantial requirements prescribed in the tendering documents while under normal circumstances providing the lowest bid, exclusive of below-cost bids.

Once the bid winner is determined, the tendering party must issue a bid winning notice to the winner and notify the bidding result to the other bidders. The bid winning notice is legally binding on the tendering party and the bid winner.

Laws and Regulations on the Administration of Quality Control and Inspection for Completion

The *Regulation on Quality Control of Construction Projects,* the *Measures for Quality Control in Survey of Construction Projects* took effect on 30 January 2000 and 1 February 2003, respectively. Both contain provisions regulating the survey, design, construction and consultancy of construction projects. Besides these laws, the *Measures for Acceptance and Inspection for Completion of Railway Projects,* which took effect on 27 November 2001; the *Regulation on Quality Control of Railway Construction Projects,* which took effect on 1 March 2006; the *Measures for Acceptance and Inspection for the Completion (Delivery) of Highway Projects,* which took effect on 1 October 2004 and the *Provisional Measures for Administration of Acceptance, Inspection and Filing of Completion of Building Construction Projects and Municipal Infrastructure Projects,* on 7 April 2000 also provide provisions related to quality control and inspection for completion of construction projects of different categories.

General Rules on Construction Projects

According to the *Construction Law of the People's Republic of China* and *Regulations on Quality Control of Construction Projects,* the survey, design and construction of projects must meet requirements of the State on safety standards of construction projects. The developer as well as the survey, design, construction and consultancy entities of a construction project are responsible for the quality of the project.

The developer must award the project to entities with appropriate qualifications, and coordinate the design, construction and consultancy entities to conduct the inspection and certification of completion after receiving the report on the completion of the construction project. The construction entity must legally obtain the appropriately rated qualification certificate and assume responsibility for the construction quality of the project. The consultancy entity must legally obtain the appropriately rated qualification certificate and assume responsibility for the quality of its supervision service. After completion, inspection and acceptance, construction projects must comply with stipulated quality standards of construction projects, be equipped with complete technical and economic data of the projects and executed warranties and meet other requirements of completion stipulated by the State.

No construction project shall be delivered for use before meeting relevant standards and requirements on qualities. Any construction project that has not been inspected and accepted, or has failed inspection and acceptance is prohibited from being delivered for use.

According to the *Regulation on the Administration of Survey and Design of Construction Projects,* entities engaged in the survey and design of construction projects must legally obtain the appropriately rated qualification certificates and assume responsibility for the quality of the survey and design services.

Special Rules Governing Railway Construction Projects

According to the *Provisions on Quality Control of Railway Construction Projects,* the MOR is responsible for the supervision and control of the quality of railway construction projects in China. Railway developers are generally responsible for the quality of the projects; survey and design entities are responsible for the quality of the survey and design services; construction entities are responsible for the quality of the construction; and consultancy entities are responsible for the quality of the supervision service.

A construction entity may only undertake railway construction projects within the scope permitted by its qualification rating and must assume responsibilities for the quality of projects. It must, pursuant to the requirements of ISO 9000 quality standards, establish a quality control department in its on-site management institution, provide a sufficient number of full-time quality control staff for the project, set up a quality control system for the project, establish and perfect the quality guarantee system, and define and ascertain quality control responsibilities.

For a special project that has been subcontracted, the subcontractor is responsible to the general contractor for the quality of the work so subcontracted and the general contractor bears joint responsibility with the subcontractor for the quality of the subcontracted works. In the event that a consortium wins the bid, the leading party of the consortium is generally responsible for the quality of the project awarded. All parties to the consortium must sign the contract with the tendering party and assume joint responsibilities to the tendering party for the quality of the project awarded.

Entities involved in the construction, survey and design, construction and consultancy of railway construction projects, including their respective staff members, if found to have violated the *Provisions on Quality Control of Railway Construction Projects,* will be ordered to make corrections according to applicable clauses of the above Provisions, and will be subject to administrative penalties by the MOR or its authorized quality supervision institution of railway construction projects, in accordance with the *Regulation on Quality Control of Construction Projects.* Such penalties include: rectification of the violation; disciplinary warnings to the entity and the person(s) with direct responsibility; revocation of license; restrictions on the participation in bidding or competitive plan selections of railway survey and design projects; restrictions on the participation in bidding for railway construction and supervision projects; and prosecution for criminal liabilities by the judicial authority for any crime committed.

Laws and Regulation on Environmental Protection

The *Environmental Law of the People's Republic of China,* the *Environmental Protection Law of the People's Republic of China,* the *Prevention and Control of Atmospheric Pollution Law of the People's Republic of China,* the *Prevention and Control of Water Pollution Law of the People's Republic of China,* the *Prevention and Control of Environmental Pollution by Solid Waste of the People's Republic of China,* the *Construction Law of the People's Republic of China,* the *Environmental Effect Appraisal Law of the People's Republic of China,* the *Regulation on the Administration of Environmental Protection of Construction Projects* and other relevant laws and regulations contain provisions concerning environmental protection during the course of construction projects.

Construction entities must, in accordance with laws and regulations concerning environmental protection and work safety, adopt measures to control environmental pollution and harm resulting from dust, waste gas, waste water, solid waste materials, noise and vibration at construction sites. The State Environmental Protection Administration and local governmental authorities in charge of environmental protection are responsible for the supervision and administration of environmental protection during the course of construction.

The sanctions imposed for entities in breach of environmental protection laws vary in accordance with the extent of the pollution and the circumstances of the breach. These sanctions include warnings, fines, remedial actions within prescribed timelines, suspension or cessation of operations. Entities in breach will also be liable to indemnify entities who have suffered losses as a result of the pollution. Breaches of the *Environmental Law of the People's Republic of China* resulting in serious environmental pollution is a criminal offence.

Laws and Regulations on Work Safety

Laws and regulations such as *the Construction Law of the PRC*, the *Work Safety Law of the People's Republic of China* ("Work Safety Law"), the *Regulation on Work Safety Licenses* and the *Administrative Regulation on Work Safety of Construction Projects* provide standards for the administration of work safety for construction projects.

Relevant departments of the State Council implement the supervision and administration of work safety within their respective scope of functions and duties pursuant to the *Work Safety Law* and other applicable laws and administrative regulations. Departments of the local governments at or above the county level implement the supervision and administration of work safety within their respective scope of functions and duties pursuant to the *Work Safety Law* and other applicable laws and administrative regulations.

According to the *Work Safety Law,* entities engaged in production and business operations must implement national or industrial standards prescribed for the purpose of ensuring work safety, and must provide conditions that comply with work safety requirements set forth in applicable laws, administrative regulations and national or industrial standards. Entities that fail to provide such conditions in the workplace are not permitted to engage in production or business operations. Designers and designing entities of safety facilities of construction projects are liable for the design of safety facilities. Entities engaged in production and business operations must install prominent warning signs on relevant dangerous operation sites, facilities and equipment.

According to the *Administrative Regulation on Work Safety of Construction Projects* and the *Regulation on Work Safety Licenses* enacted by the State Council, construction enterprises are not permitted to engage in construction projects without work safety licenses.

According to the *Administrative Regulation on Work Safety of Construction Projects* enacted by the State Council, entities involved in the work safety of construction projects must assume liability for the work safety of construction projects. The surveying entities conduct surveys in accordance with laws, regulations and mandatory standards for construction projects, and documents related to the surveys must be authentic and accurate so as to meet the work safety requirements of construction projects. Designing entities must produce designs in compliance with laws, regulations and mandatory standards for construction projects so as to prevent any work safety accident that might occur from non-compliant designs. Consultancy entities must examine whether the safety technologies and measures in the construction designs or special construction plans are in line with the mandatory standards for the construction of projects.

The chief person-in-charge of the construction entities is responsible for the overall work safety of the entities concerned. In a general contracting construction project, the general contractor is liable for the overall work safety on the construction site. Where the general contractor subcontracts the construction project to another entity, it is required by law to explicitly stipulate each party's rights and obligations in regard to work safety in the subcontract. The general contractor and the subcontractors bear joint liability for the work safety of the subcontracted projects. If the subcontractors do not follow the work safety management policies of the general contractor, they will incur significant liabilities for work safety accidents caused by their non-compliance.

A construction entity must provide occupational accidental injury insurance for the employees engaged in dangerous work on site, and is required to pay the insurance premium. In a general contract project, the insurance premium is paid by the general contractor. The insurance coverage applies from the commencement of the project to when the project is determined as qualified upon the inspection and certification of its completion.

Laws and Regulations on Overseas Construction Projects and Overseas Labor Cooperative Labor Arrangements

Overseas Construction projects

According to the *Foreign Trade Law of the People's Republic of China,* any entity engaged in overseas construction projects or an overseas labor cooperative arrangement must possess corresponding eligibilities or qualifications.

In addition, pursuant to the *Management Measures of Operating Qualification Certificate for Foreign Economic Cooperation in the People's Republic of China,* enterprises and entities involved in overseas construction projects are required to apply to the MOFCOM for a qualification certificate, which serves as the certificate for enterprises to be engaged in the business of overseas economic cooperation. When conducting such business, enterprises may be asked to present the qualification certificate to competent authorities, relevant entities, exported laborers and foreign investors in accordance with the relevant provisions.

The MOFCOM is in charge of the centralized administration of qualification certificates in China, and is responsible for printing the certificate, stipulating measures for the administration of the certificate and supervising the implementation of the local authorities in charge of commerce.

Overseas cooperative labor arrangements

According to the *Measures for the Administration of Operational Qualifications for Overseas Cooperative Labor Arrangements,* enterprises may not enter into overseas cooperative labor arrangements until relevant permissions are granted by the MOFCOM. Enterprises are required to obtain the appropriate operational qualification for overseas cooperative labor arrangements pursuant to the measures hereof, as well as obtain the Operational Qualification Certificate of the People's Republic of China for Overseas Cooperative Labor Arrangements. In addition, overseas enterprises, natural persons or foreign institutions with operations in China may not directly recruit labor employees within the territory of China.

Enterprises with the operational qualification for overseas construction projects as approved by the MOFCOM may dispatch labor workers for overseas projects on an as needed basis.

SURVEY, DESIGN AND CONSULTANCY INDUSTRY

According to the *Regulation on the Administration of Survey and Design of Construction Projects,* the *Provisions on the Administration of Eligibilities of Construction Survey and Design,* the *Measures for the Administration of Survey and Design of Railway Construction Projects,* the *Provisions on the Administration of Eligibilities of Project Supervising Enterprises* and other applicable laws and regulations, enterprises providing survey, design and consultancy services are subject to industry-specific supervision and regulation, and all enterprises are required to be engaged in business activities within the scope permitted by their respective eligibilities as approved by the competent regulatory authorities.

The MOC is responsible for administering eligibilities applicable to survey, design and consultancy in China's construction industry, and relevant authorities of the State Council such as the MOR must cooperate with the MOC in the administration of relevant types of eligibilities related to survey, design and consultancy in the construction industry. The governmental departments at the provincial level in charge of construction survey, design and consultancy must collaborate with the construction administrative authorities at the same provincial level to implement the administration of eligibilities of such enterprises.

Survey and Design Regulations

General Provisions on Eligibilities of Survey and Design Enterprises

Eligibilities of project survey and design are classified into the eligibilities of survey and the eligibilities of design. The former is further classified into three categories: the comprehensive eligibility; the specialized eligibility; and the labor service eligibility. The comprehensive eligibility only contains one category, Grade A, under which an enterprise may undertake any and all survey projects (excluding marine engineering survey projects). The specialized category is classified into Grade A, Grade B and Grade C based on the nature and technical specifications of the project. There is no grading system for the labor service eligibility. Enterprises with the specialized eligibility can provide corresponding specialized survey services at the corresponding rating, while those with the labor service eligibility can provide surveying labor services for geotechnical works, exploration drilling, and well-digging.

The eligibilities of design are further classified into four categories: the comprehensive eligibility, the industrial eligibility, the special eligibility and the specific eligibility. The comprehensive eligibility only contains one classification, Grade A, while the industrial, special and specific eligibilities contain both Grade A and Grade B classifications. The industrial, special and specific eligibilities also contain a Grade C classification, while the special eligibility can include a Grade D classification based on the nature and technical specifications of a project. There is no limitation on the type of business engaged in by enterprises with the comprehensive eligibility classification to undertake design projects. Enterprises with the industrial eligibility classification can undertake design projects at the corresponding rating within the corresponding industry or special or specific design projects (excluding the projects which require the integrated eligibilities of both design and construction) at the corresponding rating within the corresponding industry. Enterprises with the special eligibility classification can undertake special design projects at the corresponding rating or specific design projects (excluding the projects which require the integrated eligibilities of both design and construction) at the corresponding rating within the corresponding specialized industry. Enterprises with the specific eligibility classification can undertake specific design projects at the corresponding rating.

Special Provisions on Eligibilities of Surveying and Designing Enterprises of Railway Construction

According to the *Administrative Measures for Survey and Design of Railway Construction,* enterprises and major practitioners engaged in the survey and design of railway construction must possess the appropriate eligibilities for survey and design as well as the appropriate individual practicing qualifications. Furthermore, they must only carry out business within the scope of approved eligibilities and qualifications.

Requirements on Preparing Survey and Design Documents for Construction Projects

As required by the *Regulation on the Administration of Survey and Design of Construction Projects,* survey and design documents of construction projects are prepared based on:

- approvals of the project;
- urban planning;
- mandatory construction standards; and
- requirements by the State on the scope of the project regarding the survey and design of construction projects.

The survey and design documents of specialized construction projects such as railway, transportation and water resources projects must also incorporate the requirements of professional planning.

Technical indicators such as specification, type and performance of selected materials, components and fittings and equipment must be specified in design documents, and their quality must conform to the standards prescribed by the State.

Consultancy Regulations

Eligibilities of Consultancy Enterprises

Pursuant to the *Provisions on the Administration of Eligibilities of Project Supervising Enterprises,* eligibilities of consultancy enterprises are classified into three categories: the comprehensive eligibility, the specialized eligibility and the firm-level eligibility. The specialized eligibility is divided into a number of project types depending on the nature and technical character of the projects. No ratings are set under the comprehensive eligibility and the firm-level eligibility. The specialized eligibility contains Grade A and Grade B, and Grade C can be set for specialties including building construction, water resources and hydropower projects, roads and municipal public utilities.

Consultancy Services

According to the *Construction Law of the People's Republic of China,* the State Council may stipulate the scope of construction projects subject to mandatory consultancy. Construction projects subject to mandatory consultancy are overseen by consultancy entities with appropriate eligibilities authorized by developers. The developers and the authorized supervising entities enter into written contracts with respect to the consultancy. Prior to the commencement of the consultancy of construction projects, the developer informs the construction enterprises in written form of the consultancy entities authorized, contents for consultancy and the scope for the consultancy.

The consultancy entities are required to carry out supervision of the quality of the construction work on behalf of developers, as well as adhere to the proposed timetable for the construction project, use of

construction funds pursuant to laws, administrative regulations, applicable technical standards, design documents and contracts for project contracting. When the consultants believe that the construction is not in line with the design requirements of the project, technical standards for construction and the terms of the contracts, they are entitled to demand corrections from the construction entities. When the consultants find that the project design is not in conformity with quality standards for construction projects or the quality requirements agreed to in the contracts, they may report to the developers who may then demand corrections from the designing entities.

LABOR LAW

Compared to the PRC Labor Law, the new PRC Labor Contract Law provides additional protection to the legitimate rights of the employees by requiring written labor employment contracts and long-term contractual employment relationships, limiting the scope of the circumstances under which employees could be required to pay penalties for breach of employment contracts and imposing stricter sanctions on employers who fail to pay remuneration or social security premiums for their employees. These requirements help establish stable and harmonious labor relationships between employers and employees.

LAWS AND REGULATIONS IN RELATION TO OUR BUSINESS ACTIVITIES OVERSEAS

We have complied with all relevant regulations in relation to our business activities overseas in all material respects. As the revenue generated from our business activities overseas is relatively lower than that generated from our business activities in the PRC and given the large number of overseas countries in which we operate, this Prospectus does not include a description of the regulatory authorities and the regulatory requirements relating to our business activities overseas.

HISTORY AND DEVELOPMENT

The Company was established as a joint stock limited company under the PRC Company Law on 5 November 2007 following the restructuring of our controlling shareholder, CRCCG, in preparation for the A Share Listing and the Global Offering. CRCCG is a State-owned enterprise and is wholly-owned by SASAC.

Pursuant to the Decision on the Establishment of CRCCG issued by the MOR and the Political Division of the MOR (Tie Lao [1989] No. 69) on 13 June 1989, CRCCG was established as a wholly State-owned enterprise and was registered with SAIC on 28 August 1990. Pursuant to the approval of the SASAC on 3 September 2003, CCECC, which was also a State-owned enterprise and was wholly-owned by SASAC, was merged with CRCCG. Subsequently, CCECC was transferred to us as part of our Restructuring. CCECC is principally engaged in overseas construction business.

Historically, minority equity interests in certain subsidiaries of CRCCG were held by the relevant Employee Share Ownership Committees, which could have thousands of members who are employees of the subsidiaries in which they are employed. Employee Share Ownership Committees held equity interests in the subsidiaries of CRCCG by (1) capitalizing the unutilized staff remuneration in the respective subsidiaries as capital contribution; and (2) cash contribution by the employees. Such Employee Share Ownership Committees were set up in accordance with the then applicable PRC laws and regulations. During the Track Record Period, CRCCG had a majority equity interest of 51% or more in all those subsidiaries with minority equity interests held by Employee Share Ownership Committees. As a result of the change in government policies and as part of our Restructuring for the preparation of the public listing of the Shares of the Company, all equity interests held by such Employee Share Ownership Committees were transferred to CRCCG or its subsidiaries. Equity interests held by capitalization of the unutilized staff remuneration were considered as equity interests which had all along been owned by the State at the inception and were transferred to the relevant subsidiaries of CRCCG without consideration. Equity interests held through capital contribution by the employees were acquired by CRCCG for consideration which was determined with reference to independent valuation and were accounted for by using the entity concept method, whereby the difference between the consideration and the book value of the share of net assets acquired is recorded in the equity. The transfer of all minority equity interests held by the Employee Share Ownership Committees has all been completed and registered with the local SAIC and there are not any trust arrangement between CRCCG and the Employee Share Ownership Committees. We have been advised by Beijing Deheng Law Office, our PRC legal adviser, that the transfer of the minority equity interests held by the Employee Share Ownership Committees to CRCCG or its subsidiaries is in accordance with the applicable PRC laws and regulations.

Pursuant to the Restructuring Agreement entered into between CRCCG and the Company, CRCCG transferred to our Company as capital injection substantially all of the assets, liabilities and interests of its construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment and logistics operations. CRCCG owned 100% of the share capital of the Company prior to the A Share Listing. Immediately after the completion of the A Share Listing, CRCCG will own approximately 76.6% of our issued share capital. Immediately after the completion of the H Share Listing and the Global Offering, CRCCG will own approximately 64.4% of our issued share capital if the Over-allotment Option is not exercised (or approximately 62.9% if the Over-allotment Option is exercised in full), and will be our controlling shareholder. For further details of our Restructuring, see "— Restructuring Agreement" below.

Restructuring Agreement

We underwent our Restructuring in preparation for the A Share Listing and the Global Offering. Pursuant to the Restructuring Agreement effective on 5 November 2007, CRCCG transferred to the Company substantially all of its businesses (including the associated assets, liabilities and interests) in return for the issuance of 8,000,000,000 Domestic Shares by the Company. The specific assets and businesses CRCCG transferred to the Company include its entire interests in:

- all of the core assets and liabilities relating to its construction operations, including, among others, CRCCG's equity interests in 19 wholly-owned subsidiaries;
- all of the core assets and liabilities relating to its design, survey and consultancy operations, including, among others, CRCCG's equity interests in five wholly-owned subsidiaries;
- all of the core assets and liabilities relating to the large track maintenance machinery and railway track components manufacturing, including, among others, CRCCG's equity interests in two wholly-owned subsidiaries;
- other businesses, including real estate development, capital investment and logistics operations;
- contractual rights and obligations relating to the businesses, assets and liabilities;
- employees associated with the businesses transferred to the Company;
- qualifications, licenses and approvals related to the businesses transferred to the Company; and
- business and financial records, books and data and technological data and know-how related to the businesses transferred to the Company.

Pursuant to the Restructuring Agreement, in consideration of the assets and businesses transferred to the Company, the Company issued 8,000,000,000 Domestic Shares to CRCCG. The number of shares issued in connection with our Restructuring was determined by reference to the net assets valued at RMB9,498.74 million as of 31 December 2006 by DeveChina International Appraisal Co., Ltd., an independent appraiser registered in China.

CRCCG has provided certain representations and warranties in favor of the Company in respect of the Restructuring, including:

- full compliance with its articles of association, bylaws and other internal regulations;
- receipt of all the government approvals and third party consents;
- no breach of any laws, regulations, court judgments, arbitral awards and administrative rulings;
- all the information provided by CRCCG to the Company and the intermediaries hired for our Restructuring being complete, true and accurate in all material aspects;
- no material and adverse change in the financial status of the businesses that CRCCG transferred to us pursuant to the Restructuring Agreement during the period from 1 January 2007 to 5 November 2007, being the date of establishment of the Company; and
- except as disclosed in this Prospectus, no litigation, arbitration or other proceedings against CRCCG that may have a material adverse effect on the operation, assets or equity interests transferred by CRCCG to the Company pursuant to the Restructuring Agreement.

Pursuant to the Restructuring Agreement, CRCCG has agreed to indemnify the Company against, among other things:

- tax liabilities on the assets and equity interests transferred by CRCCG to the Company which arose prior to the Company's establishment except those assumed by us since 31 December 2006;
- tax liabilities and related claims arising from CRCCG's transferring assets and interests to the Company;
- tax liabilities on all the assets and interests retained by CRCCG;
- tax liabilities due to the increase in asset value arising from the asset valuation of the assets transferred to the Company;
- claims incurred in connection with the assets transferred to the Company which arose before 31 December 2006 unless estimates of such expenditure have been disclosed and provision has been made in the accountants' report;
- all losses and damages suffered by the Company in relation to the title defects in the land use rights and real estate properties transferred to the Company; and
- claims incurred by CRCCG for breach of any provisions of the Restructuring Agreement.

Following our Restructuring, CRCCG retained certain businesses and assets, its interests in certain entities (referred as the "Retained Operations" in "Relationship with CRCCG"), the businesses of which are not directly related to ours or are intended to be dealt with or disposed of over time. For details of such businesses and assets retained by CRCCG, see "Relationship with CRCCG". After the completion of our Restructuring, CRCCG will no longer have independent capability to engage in business which is similar to our core businesses.

In connection with our Restructuring, the Company entered into the Non-competition Agreement with CRCCG on 5 November 2007. See "Relationship with CRCCG" for details. As part of our Restructuring, the Company has also entered into certain connected transaction agreements with CRCCG. Pursuant to these agreements, the Company and CRCCG and certain CRCCG subsidiaries will continue to provide relevant products and support services to one another. See "Connected Transactions" for details.

In accordance with the Provisional Regulation on Corporate Restructuring in relation to State-owned Capital Management and Financial Treatment, the Company is required to make a distribution to CRCCG in the amount equal to the net profit attributable to the shareholders of the Company for the period from 1 January 2007 to 5 November 2007, the date on which the Company was incorporated.

Our Restructuring required approvals from relevant PRC government authorities, including, among others, the State Council, the SASAC, the MOF and the MLR. The SASAC, with the approval from the State Council, approved our Restructuring on 17 August 2007. Beijing Deheng Law Office, our PRC legal adviser, confirmed that we have obtained the necessary approvals from the relevant PRC government authorities in relation to our Restructuring.

OUR CORPORATE STRUCTURE

The following chart sets out our ownership and corporate structure following the Restructuring and immediately after completion of the A Share Offering and the Global Offering, assuming the Over-allotment Option is not exercised:



Notes:

(1) Upon completion of the Global Offering and assuming the Over-allotment Option is not exercised, 170,600,000 H Shares (converted from Domestic Shares) will be transferred by CRCCG to and held by the NSSF pursuant to relevant PRC regulations regarding reductions of State-owned shares.

(2) China Civil Engineering Construction Corporation, the successor of Overseas Aid Office of Ministry of Railway (鐵道部援外辦公室), which was reorganized into China Civil Engineering Construction Company in 1979 and established as China Civil Engineering Group Company in 1996. It was reformed into China Civil Engineering Construction Corporation in 2007. It was established in Beijing. As of 30 November 2007, it had a registered capital of RMB610 million. Its main business include project contracting for domestic and overseas work, consultancy service on various industries outside China, and construction work.

(3) China Railway 11th Bureau Group Co., Ltd., the successor of First Division of Railway Corp. of the PLA (鐵道兵第一師), which was reorganized into the 11th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 11th Bureau Group Co., Ltd. in 2001. It was established in Wuhan, Hubei Province. As of 30 November 2007, it had a registered capital of RMB500 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(4) China Railway 12th Bureau Group Co., Ltd., the successor of Second Division of Railway Corp. of the PLA (鐵道兵第二師), which was reorganized into the 12th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 12th Bureau Group Co., Ltd. in 1998. It was established in Taiyuan, Shanxi Province. As of 30 November 2007, it had a registered capital of RMB460.68 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(5) China Railway 13th Bureau Group Co., Ltd., the successor of Third Division of Railway Corp. of the PLA (鐵道兵第三師), which was reorganized into the 13th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 13th Bureau Group Co., Ltd. in 2001. It was established in Changchun, Jilin Province. As of 30 November 2007, it had a registered capital of RMB444.81 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(6) China Railway 14th Bureau Group Co., Ltd., the successor of Fourth Division of Railway Corp. of the PLA (鐵道兵第四師), which was reorganized into the 14th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 14th Bureau Group Co., Ltd. in 2001. It was established in Jinan, Shandong Province. As of 30 November 2007, it had a registered capital of RMB510 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(7) China Railway 15th Bureau Group Co., Ltd., the successor of Fifth Division of Railway Corp. of the PLA (鐵道兵第五師), which was reorganized into the 15th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 15th Bureau Group Co., Ltd. in 2001. It was established in Luoyang, Henan Province. As of 30 November 2007, it had a registered capital of RMB517.21 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, and civil utilities in the qualification certificate.

(8) China Railway 16th Bureau Group Co., Ltd., the successor of Eleventh Division of Railway Corp. of the PLA (鐵道兵第十一師), which was reorganized into the 16th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 16th Bureau Group Co., Ltd. in 2001. It was established in Beijing. As of 30 November 2007, it had a registered capital of RMB468.30 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(9) China Railway 17th Bureau Group Co., Ltd., the successor of Seventh Division of Railway Corp. of the PLA (鐵道兵第七師), which was reorganized into the 17th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 17th Bureau Group Co., Ltd. in 2001. It was established in Taiyuan, Shanxi Province. As of 30 November 2007, it had a registered capital of RMB444.21 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(10) China Railway 18th Bureau Group Co., Ltd., the successor of Eighth Division of Railway Corp. of the PLA (鐵道兵第八師), which was reorganized into the 18th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 18th Bureau Group Co., Ltd. in 2001. It was established in Tianjin. As of 30 November 2007, it had a registered capital of RMB530 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(11) China Railway 19th Bureau Group Co., Ltd., the successor of Ninth Division of Railway Corp. of the PLA (鐵道兵第九師), which was reorganized into the 19th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 19th Bureau Group Co., Ltd. in 2001. It was established in Liaoyang, Liaoning Province. As of 30 November 2007, it had a registered capital of RMB495.46 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(12) China Railway 20th Bureau Group Co., Ltd., the successor of Tenth Division of Railway Corp. of the PLA (鐵道兵第十師), which was reorganized into the 20th Engineering Bureau of the MOR in 1984 and was reformed into China Railway 20th Bureau Group Co., Ltd. in 2002. It was established in Xi'an, Shaanxi Province. As of 30 November 2007, it had a registered capital of RMB510 million. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(13) China Railway 21st Bureau Group Co., Ltd., reorganized from the former Lanzhou Railway Construction Group Co., Ltd., Urumqi Railway Engineering (Group) Co., Ltd. and previous China Railway 20th Bureau Group Co., Ltd. 3rd Engineering Company Limited, was established on 5 November 2001. As of 30 November 2007, it had a registered capital of RMB350 million. It was established in Lanzhou, Gansu Province. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(14) China Railway 22nd Bureau Group Co., Ltd. is the successor of previous China Railway Engineering Group Co., Ltd.(中鐵工程集團有限公司) Harbin Railway Construction (Group) Co., Ltd. and previous China Railway 18th Bureau Group 4th Engineering Company Limited. On 3 March 2004, it was reorganized as China Railway 22nd Bureau Group Co., Ltd. As of 30 November 2007, it had a registered capital of RMB326 million. It was established in Beijing. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(15) China Railway 23rd Bureau Group Co., Ltd. is the successor of previous China Railway Road and Bridge Group Co., Ltd. Qiqihar Railway Construction (Group) Co., Ltd., previous China Railway 14th Bureau Group 1st Engineering Company Limited and China Railway 15th Bureau Group 3rd Engineering Company Limited. In February 2004, it was reformed into China Railway 23rd Bureau Group Co., Ltd. As of 30 November 2007, it had a registered capital of RMB300 million. It was established in Chengdu Sichuan Province. Its main businesses include providing project management contracting services to construction projects in various types of industries and areas such as energy, and transportation, civil utilities as stipulated in the qualification certificate.

(16) China Railway 24th Bureau Group Co., Ltd. is the successor of Engineering Corporation of Shanghai Railway Administration Fujian Railway Construction (Group) Co., Ltd. and Nanchang Railway Bureau Nanchang Railway Engineering (Group) Co., Ltd. In March 2004, it was reorganized as China Railway 24th Bureau Group Co., Ltd. As of 30 November 2007, it had a registered capital of RMB353.24 million. It was established in Shanghai. Its main businesses include providing project management contracting services to construction projects in various types of industries as well as areas such as energy, transportation, civil utilities as stipulated in the qualification certificate.

(17) China Railway 25th Bureau Group Co., Ltd. is the successor of the former Guangzhou Railway Engineering (Group) Co., Ltd. Liuzhou Railway Engineering (Group) Co., Ltd. and previous China Railway 15th Bureau Group 1st Engineering Company Limited. In March 2004, it was reformed into China Railway 25th Bureau Group Co., Ltd. As of 30 November 2007, it had a registered capital of RMB310.72 million. It was established in Guangzhou Guangdong Province. Its main businesses include providing project management contracting services to construction projects in various types of industries, energy, transportation, civil utilities as stipulated in the qualification certificate.

(18) China Railway Construction Group Ltd., the successor of Independent Construction Regiment of Railway Corp. of the PLA (鐵道兵獨立建築團), which was reorganized into the Construction Project Division of MOR Projects Headquarters in 1984, Beijing China Railway Construction Ltd. in 2001 and was renamed as China Railway Construction Group Ltd. in 2003. It was established in Beijing. As of 30 November 2007, it had a registered capital of RMB300 million. Its main businesses include project management contracting and specialized contracting; goods transportation, leasing of construction equipment and template framework; manufacturing of wood products for production; contracting overseas industrial and civil construction projects and domestic projects with international tender invitation.

(19) China Railway Electrification Bureau (Group) Co., Ltd., was reorganized and established by the previous China Railway 15th Bureau Group Electric Engineering Co., Ltd., China Railway 17th Bureau Group Electric Engineering Co., Ltd., China Railway 18th Bureau Group Electric Engineering Co., Ltd., the Electrification Branch of China Railway 25th Bureau Group Electric Engineering Co., Ltd., and the Electrical Branch of Liuzhou Railway Engineering Co., Ltd. It was established in Beijing in 2005. As of 30 November 2007, it had a registered capital of RMB110 million. Its main businesses include engineering, procurement and construction management for various kinds of projects including communication, housing, electromechanical devices, telecommunications, railway, etc. as stipulated in the qualification certificate.

(20) China Railway Real Estate Group Co., Ltd. is held as to 40% by us and as to 20% by each of China Railway Construction Group Co., Ltd., China Railway 4th Survey and Design Institute and China Railway 12th Bureau Group Co., Ltd. China Railway Construction Group Ltd., China Railway 4th Survey and Design Institute and China Railway 12th Bureau Group Co., Ltd., which are all our direct wholly owned subsidiaries. China Railway Real Estate Co., Ltd. was established on 20 April 2007, and changed its name to China Railway Real Estate Group Co., Ltd. in November 2007. As of 30 November 2007, it had a registered capital of RMB500 million. It was established in Beijing. Its main businesses include real estate development, sale of self-developed properties, property management.

(21) China Railway First Survey and Design Institute Group Co., Ltd., the successor of North-west Division of MOR Design Bureau (鐵道部設計局西北設計分局) established in 1953, which was renamed as the MOR First Survey and Design Institute in 1978, changed into Railway First Survey and Design Institute in 2001, and reorganized into China Railway First Survey and Design Institute Group Co., Ltd. in 2007. It was established in Xi'an, Shaanxi Province. As of 30 November 2007, it had a registered capital of RMB150 million. Its main businesses include overseas and domestic projects survey, design, supervision and consultancy; and, in respect of such projects, provision of export equipment, designation of labor, provision of engineering, procurement and construction management, geological survey, environmental impact assessment, town planning and design, technological development, information consultancy.

(22) China Railway Fourth Survey and Design Institute Group Co., Ltd., the successor of Mid-south Division of MOR Design Bureau (鐵道部設計局中南設計分局) established in 1953, which was reorganized into the MOR Forth Survey and Design Institute in 1978, changed into Railway Forth Survey and Design Institute in 2001, and reformed into China Railway Forth Survey and Design Institute Group Co., Ltd. in 2007. It was established in Wuhan, Hubei Province. As of 30 November 2007, it had a registered capital of RMB150 million. Its main businesses include contracting overseas railway projects and domestic projects with national tender invitation; contracting the survey, consultancy, design and supervision work for the abovementioned overseas projects, and export of equipment and materials which are required by the abovementioned overseas projects.

(23) China Railway Fifth Survey and Design Institute Group Co., Ltd., the successor of Scientific Institute of Railway Corp. of the PLA (鐵道兵科學研究所), which was reorganized into the Scientific and Technological Institute of MOR Projects Headquarters in 1984, was renamed as Railway Construction Study and Design Institute in 1990 and was renamed as Railway Fifth Survey and Design Institute in 2005, and reorganized and renamed as China Railway Fifth Survey and Design Institute Group Co., Ltd. in 2007. It was established in Beijing. As of 30 November 2007, it had a registered capital of RMB105 million. Its main businesses include engineering, procurement and construction management, technology research and application and equipment and facility development relating to projects construction and transportation projects which require urgent repair; survey, design, consultancy, projects survey, projects geological survey, geotechnical projects, hydro-geological survey and well drilling which are related to railway, construction, road and bridge projects, project construction supervision and project experimental testing.

(24) China Railway Shanghai Design Institute Group Co., Ltd., the successor of Shanghai Railway Administration Bureau Design Firm (上海鐵路管理局設計事務所), was established in 1953, which was renamed as Shanghai Railway Municipal Track Traffic Design Institute in 1998 and reorganized into China Railway Shanghai Design Institute Group Co., Ltd. in 2007. It was established in Shanghai. As of 30 November 2007, it had a registered capital of RMB80 million. Its main businesses include projects survey and projects design; engineering, procurement and construction management, geotechnical projects, projects supervision and projects technology consultancy and services.

(25) China Railway Goods and Materials Co., Ltd., the successor of Goods and Materials Division of MOR Logistics Department (鐵道部後勤部物資處), which was reorganized into the Goods and Materials Division of MOR Projects Headquarters in 1984, and was reorganized into China Railway Goods and Materials Co., Ltd. in 2003. It was established in Beijing. As of 30 November 2007, it had a registered capital of RMB81.30 million. Its main businesses include petrol, kerosene, diesel which are used in railway construction system; biding and tender inviting agency; import and export of various kinds of commodities and techniques for self-produced goods and goods produced by others.

(26) Kunming China Railway Large Road Maintenance Machinery Co., Ltd., the successor of Kunming Machinery Factory of the Construction Headquarters of the Ministry of Railways, was initially established in 1954. In 2003, it was reformed into China Railway Large Road Maintenance Machinery Group (Kunming) Co., Ltd. As of 30 November 2007, it had a registered capital of approximately RMB187.98 million. It was established in Kunming, Yunnan Province. Its main businesses include manufacturing special equipment and accessories for railway, metallic structures and components and railway transportation equipment etc.; export of self-manufactured mechanical and electrical products, self-contained equipment and related techniques; import of raw and ancillary materials, mechanical equipment, instruments and meters, parts and accessories and techniques which are necessary to its manufacturing and scientific research.

(27) China Railway Rail System Group Co., Ltd., the successor of China Railway Rail System Co., Ltd., was established on 23 November 2006. On 15 May 2007, it was reformed into China Railway Rail System Group Co., Ltd. and is held as to 51% by us and as to 49% by China Railway 11th Bureau Group Co., Ltd., which is our direct wholly-owned subsidiary. It was established in Zhuzhou, Hunan Province. As of 30 November 2007, it had a registered capital of RMB300 million. Its main businesses include research & development, design, production, sale, installation, execution of work, system integration as well as import and export of the track system products and mechanical products.

(28) Beijing Tiecheng Construction Supervision Co., Ltd., the successor of Construction Supervision Branch Company of China Railway Construction Corporation established in 1996, which was reformed as Beijing Tiecheng Construction Supervision Co., Ltd. in 1998. It is held as to 80.02% by us and 19.98% by China Railway Construction (Beijing) Commercial Management Co., Ltd., a wholly-owned subsidiary of China Railway Goods and Materials Co., Ltd., which in turn is our direct wholly-owned subsidiary. As of 30 November 2007, it had a registered capital of RMB1.00 million. It was established in Beijing. Its main business is construction supervision.

(29) China Railway Construction (HK) Limited, formerly known as China Railway Construction Management (HK) Co., Ltd., was established in 2005 and renamed as China Railway Construction (HK) Limited in 2007. As of 30 November 2007, it had a registered capital of HK$6 million. It was established in Hong Kong. Its main business is engineering project management.

The Corporate Placing

In late February 2008, as part of the International Offering, the Company has entered into corporate investor agreements with nine corporate investors (the "Corporate Investors") who in aggregate have agreed to subscribe at the Offer Price for such number of Offer Shares that may be purchased with an aggregate amount of U.S.$450 million. Assuming a mid-point Offer Price of HK$10.32, the total number of H Shares subscribed by the Corporate Investors would be approximately 339,975,000 H Shares, which represents approximately (i) 3.5% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 2.8% of the Shares issued and outstanding following the A Share Offering and the Global Offering; and (iii) 19.9% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised. Each of the Corporate Investors is not related to each other and is an independent third party. None of the Corporate Investors will subscribe for any Offer Shares under the Global Offering other than pursuant to the respective corporate investor agreement. Immediately following the completion of the Global Offering, no Corporate Investor will have any board representation in the Company, nor will any Corporate Investor become a substantial shareholder of the Company. The Offer Shares to be subscribed for by the Corporate Investors will not be affected by any reallocation of the Offer Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering as described in the "Structure of the Global Offering — The Hong Kong Public Offering".

The Corporate Investors

A brief description of the Corporate Investors is as follows:

- Baytree Investments (Mauritius) Pte Ltd ("Baytree Investments") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with U.S.$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$10.32, Baytree Investments will purchase 37,775,000 H Shares, which represents approximately (i) 0.4% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 0.3% of the Shares issued and outstanding following the A Share Offering and the Global Offering; (iii) 2.2% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

  Baytree Investments is a limited liability company incorporated in Mauritius whose principal business is investment holding. It is wholly-owned by Seletar Investments Ptd Ltd, which in turn is wholly-owned by Temasek Holdings (Private) Limited, and ultimately wholly-owned by Temasek Holdings Pte Ltd. Founded in 1974, Temasek Holdings Pte Ltd is an Asian investment company headquartered in Singapore with a diversified global portfolio in a range of industries. It is wholly-owned by the Singapore Ministry of Finance.

- Bokon Investment Limited ("Bokon Investment") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with U.S.$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$10.32, Bokon Investment will purchase 37,775,000 H Shares, which represents approximately (i) 0.4% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 0.3% of the Shares issued and outstanding following the A Share Offering and the Global Offering; (iii) 2.2% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

Bokon Investment is a private company incorporated in the British Virgin Islands and is principally engaged in investment holding. It is an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited which in turn is wholly-owned by Lee Financial (Cayman) Limited of which Dr. the Hon. Lee Shau Kee is a substantial shareholder. Shau Kee Financial Enterprises Limited has entered into the corporate investor agreement as the controlling shareholder of Bokon Investment.

- China Life Insurance Company Limited ("China Life Insurance") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with U.S.$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$10.32, China Life Insurance will purchase 37,775,000 H Shares, which represents approximately (i) 0.4% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 0.3% of the Shares issued and outstanding following the A Share Offering and the Global Offering; (iii) 2.2% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

  China Life Insurance is a company incorporated on 30 June 2003 in the PRC. China Life Insurance was successfully listed on the New York Stock Exchange and the Hong Kong Stock Exchange in December 2003, and successfully listed on the Shanghai Stock Exchange in January 2007. China Life Insurance is one of the largest life insurance companies in China. China Life Insurance has an extensive distribution network in China, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. China Life Insurance's products and services include individual life insurance, group life insurance, accident and health insurance. China Life Insurance is a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance. China Life Insurance also provides both individual and group accident and short-term health insurance policies. As the holding company of China Life Insurance Assets Management Co., Ltd., China Life Insurance is one of the largest insurance asset management companies in China and also one of the largest institutional investors in China.

- Chow Tai Fook Nominee Limited ("Chow Tai Fook") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with U.S.$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$10.32, Chow Tai Fook will purchase 37,775,000 H Shares, which represents approximately (i) 0.4% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 0.3% of the Shares issued and outstanding following the A Share Offering and the Global Offering; (iii) 2.2% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

  Chow Tai Fook is a private company incorporated in Hong Kong and is principally engaged in investment holding business. It is wholly and beneficially owned by Dato' Dr. Cheng Yu-Tung.

- Fulland Enterprises Corp ("Fulland Enterprises") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with U.S.$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$10.32, Fulland Enterprises will purchase 37,775,000 H Shares, which represents approximately (i) 0.4% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 0.3% of the Shares issued and outstanding following

the A Share Offering and the Global Offering; (iii) 2.2% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

Fulland Enterprises is wholly-owned by Bank of China Group Investment Limited ("BOCGI") and is principally engaged in investment holding business. BOCGI is a wholly owned subsidiary of Bank of China Limited, a company listed on the main board of the Hong Kong Stock Exchange. BOCGI has invested in a large number of large infrastructures and other major projects in Hong Kong and Macau areas, the PRC and overseas, covering such sectors as real estate, industry, energy, transportation, media, hotel and finance. BOCGI has entered into the corporate investor agreement as the controlling shareholder of Fulland Enterprises.

- Gaoling Yali Feeder Ltd. ("Gaoling Yali") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with U.S.$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$10.32, Gaoling Yali will purchase 37,775,000 H Shares, which represents approximately (i) 0.4% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 0.3% of the Shares issued and outstanding following the A Share Offering and the Global Offering; (iii) 2.2% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

  Gaoling Yali is a limited liability company incorporated in the Cayman Islands indirectly wholly-owned by Yale University and is principally engaged in investment holding business. Yale University, through various funds, invests in absolute return projects, domestic equity, fixed income, foreign equity, private equity, real assets and cash. As at 30 June 2007, the portfolio size of investment of Yale University amounted to over U.S.$22.5 billion. Yale University has entered into the corporate investor agreement as the controlling shareholder of Gaoling Yali.

- Karasell International Limited ("Karasell International") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with U.S.$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$10.32, Karasell International will purchase 37,775,000 H Shares, which represents approximately (i) 0.4% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 0.3% of the Shares issued and outstanding following the A Share Offering and the Global Offering; (iii) 2.2% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

  Karasell International is an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited and is principally engaged in investment holding business. Cheung Kong (Holdings) Limited is a company listed on the main board of the Hong Kong Stock Exchange, and its principal activities are investment holding, property development and investment, hotel and serviced suite operation, property and project management and investments in securities. Cheung Kong (Holdings) Limited has entered into the corporate investor agreement as the controlling shareholder of Karasell International.

- Silver Crescent Investment Holdings Ltd ("Silver Crescent") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with U.S.$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$10.32, Silver Crescent will purchase 37,775,000 H Shares, which represents approximately (i) 0.4% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 0.3% of the Shares issued and

outstanding following the A Share Offering and the Global Offering; (iii) 2.2% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

Silver Crescent is a company incorporated in the British Virgin Islands and is principally engaged in investment holding business. It is a wholly-owned subsidiary of CITIC Pacific Limited, a company listed on the main board of the Hong Kong Stock Exchange. CITIC Pacific Limited has entered into the corporate investor agreement as the controlling shareholder of Silver Crescent. Silver Crescent is independent of, and not connected with, CITIC Securities, one of the Joint Sponsors and Joint Lead Managers, as CITIC Securities and CITIC Pacific Limited are not associates since their common shareholder holds less than 30% interest in each of them.

- The Government of Singapore Investment Corporation Pte Ltd ("GIC") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with U.S.$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$10.32, GIC will purchase 37,775,000 H Shares, which represents approximately (i) 0.4% of the Shares issued and outstanding upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) 0.3% of the Shares issued and outstanding following the A Share Offering and the Global Offering; (iii) 2.2% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

  GIC is a global investment management company established in 1981 to manage Singapore's foreign reserves. GIC invests internationally in equities, fixed income, foreign exchange, commodities, money markets, alternative investments, real estate and private equity. With its current portfolio size of more than U.S.$100 billion, GIC is amongst the world's largest fund management companies.

Conditions Precedent

The subscription obligation of each Corporate Investor is conditional upon the Underwriting Agreements being entered into and having become effective and unconditional and not having been terminated.

Restrictions on the Corporate Investors' Investment

Each of the Corporate Investors has agreed that, without the prior written consent of the Company and the Joint Global Coordinators, it will not, whether directly or indirectly, at any time during the period of 12 months following the Listing Date, dispose of any H Shares subscribed pursuant to the respective corporate investor agreement (or any interest in any company or entity holding any of the H Shares), save that certain Corporate Investors may transfer the H Shares to a wholly-owned subsidiary of such Corporate Investor or a subsidiary of its controlling shareholder, and such transfer can only be made when the transferee agrees to be subject to the restrictions on disposal imposed on such Corporate Investor.

Exchange Rate

Solely for your convenience, this section contains translations of certain Hong Kong dollars amounts into U.S. dollars at specified rates. No representation is made that the Hong Kong dollar amounts could actually be converted into any U.S. dollar amounts at the rates indicated or at all. Unless we indicate otherwise, the translation of Hong Kong dollars into U.S. dollars was made at the rate of HK$7.7968 to U.S.$1.00, the exchange rate prevailing on the Latest Practicable Date, set by Federal Reserve Bank of New York for foreign exchange transactions. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

You should read the whole document before you decide to invest in our H Shares, and you should not rely solely on key or summarized information. The financial information in this section has been extracted without material adjustment from "Appendix I — Accountants' Report".

OVERVIEW

We are one of the ultra-large integrated construction enterprises in the world. In 2007, we were listed among the Fortune Global 500 companies, ranking 384th in terms of total revenue. In the same year, we were also ranked sixth out of the Top 225 Global Contractors in terms of total revenue from 2006 construction operations according to ENR magazine and 15th out of the Top 500 Chinese Enterprises elected by the Chinese Enterprise Confederation and the China Enterprise Directors Association in terms of total revenue.

Our businesses are divided into four major segments, namely: (i) construction operations; (ii) survey, design and consultancy operations; (iii) manufacturing operations; and (iv) other businesses, including real estate development and the provision of logistics services that relate to our main businesses. In addition, we generate revenue from our capital investment operations, which involve investments in certain BT, BOT and BOO projects.

Construction Operations

Our construction operations, primarily focusing on infrastructure construction, constitute our core business and cover nearly all types of construction projects, including railway, highway, metropolitan railway, water conservancy and hydropower facility, airport, port, industrial and civil construction and municipal projects. We are one of the largest providers of railway construction services in China. We have participated in the construction of almost all railway lines in China constructed after 1949 and have independently constructed approximately 34,000 km of railways, which account for the majority of China's railway lines constructed since 1949. We are the largest provider of highway construction services in China, with a focus on the construction of freeways as well as bridges and tunnels as part of our highway construction projects, and we have constructed more than 100 freeways and highways with a total length of approximately 22,600 km. Moreover, we are a leading provider of construction services in terms of revenue in the domestic market for bridges and tunnels, and have completed various bridge, tunnel and underground construction projects that meet international standards. We are also a leader in the construction of metropolitan railways, having participated or are currently participating in the survey, design and construction of metropolitan railway projects in all cities throughout China with such projects. As of 30 November 2007, we had provided construction services in 31 provinces, autonomous regions and municipalities in China, Hong Kong, Macau and more than 60 countries and territories around the world. The largest customers of our domestic construction operations are primarily business entities, such as project companies, set up and managed by central and local governments. The largest customers of our overseas construction operations are primarily governmental and semi-official entities. We have completed 287 overseas projects and are currently engaged to provide construction services for 137 overseas projects located in 27 different countries and territories. Major overseas projects completed by us include the Hong Kong West Rail, the rehabilitation of the Nigeria Railway Systems, the Macau Parliament Building, the East Wing of the Venetian Casino in Macau and the Tanzania-Zambia Railway Project. Significant overseas projects in which we were engaged as of the Latest Practicable Date include the Algerian East-west Expressway Project, Nigeria's Lagos-Kano Railway Modernization Project, the Saudi Arabia North-South Railway Line CTW200 Section, the Israel Camel Tunnel and the Turkey Ankara-Istanbul Railway Reconstruction Project. Although we generated insignificant

revenue from overseas projects during the Track Record Period, which represented only 1.6%, 2.0%, 2.3% and 3.4% of our total revenue for the years ended 31 December 2004, 2005, 2006 and the eleven months ended 30 November 2007, respectively, based on the substantial amount of the new contract value and backlog for the eleven months ended 30 November 2007, which represented 39.8% and 40.0% of our total new contract value and backlog of the construction operations for the same period, respectively, we expect that the revenue from our overseas construction projects will increase in coming years and constitute a larger part of our total revenue from construction operations.

Survey, Design and Consultancy Operations

We are a leading provider of survey, design and consultancy services in terms of revenue to the domestic infrastructure construction industry. We focus our survey, design and consultancy business mainly on the infrastructure construction of railways, bridges, tunnels, metropolitan railways, freeways, municipal projects, industrial and civil buildings, airports and ports. As of 30 November 2007, we had provided survey, design and consultancy services for 117 major construction projects at the national or provincial level as well as survey and design services for 12 of the 17 passenger railways currently under construction in China. We are highly competitive in the survey, design and consultancy industry in China, and two of the only four large-scale railway survey and design institutes servicing China's railway systems are our subsidiaries, while the other two are owned by the MOR and another domestic company, respectively. We held 61 government-issued certificates relating to our survey, design and consultancy operations as of 30 November 2007, and have assisted the MOR in setting over 40 industry standards currently in effect in China through our survey and design institutes. We possess comprehensive technologies for the survey and design of railways, including those situated on high plateaus and in mountainous regions, permafrost zones and deserts, as well as sophisticated technologies for electrified railway lines, passenger railway lines, underwater construction, long tunnels, wireless train dispatching and scheduling systems and large interchange traffic construction. Our survey and design technologies are among the most advanced in China and are considered advanced by international standards, and we have received over 430 awards for our survey, design and consultancy work since 1982. Our survey, design and consultancy operations extend throughout China and a number of overseas countries and territories. Major customers of our survey, design and consultancy operations include government agencies and business entities set up and managed by central and local governments, such as construction project companies. In 2007, we were ranked 69th out of the Top 150 Global Design Firms in terms of revenue for design services performed during 2006 according to ENR magazine.

Manufacturing Operations

We are the second largest manufacturer of large track maintenance machinery in the world in terms of annual production volume. As of the Latest Practicable Date, we were the largest company in both China and Asia engaging in the research and development, manufacturing, sales, maintenance and repair of large track maintenance machinery, occupying more than 80% of the domestic market share for large track maintenance machinery.

We participated in the recent development of the large track maintenance machinery industry in China, having imported leading technologies for the manufacturing of large track maintenance machinery and, within two years, successfully manufactured our proprietary machinery domestically by utilizing our strong research and development capabilities. Our state-of-the-art track maintenance machinery products promoted the significant upgrades from manual to automatic railway maintenance practices in China, as well as the successful increases in maximum train speeds on China's railway networks on numerous occasions. In

addition, we recently entered the high-speed railway track components market, an emerging market in China, and have been appointed by the MOR as one of only two designated manufacturers of high-speed railway switches in China. We successfully developed and produced a line of components manufactured specifically for China's high-speed railways, such as high-speed railway switches and rail fasteners. Major customers of our manufacturing operations include large enterprises, such as state-owned railway operators, construction companies, local railway companies, subway companies and mining companies with railway facilities.

Other Businesses

In addition to the foregoing operations, we have developed various businesses that relate to our construction and design operations and demonstrate potential for growth, such as businesses involving real estate development and logistics. We are also engaged in capital investment operations. Although contribution from our real estate development, logistics and capital investment operations was insignificant to our overall operations in terms of revenue and profit during the Track Record Period, we believe that these new businesses will not only promote our main operations because of their synergies with and utilization of our well-established expertise, but may also become our significant businesses in the future because of their tendency to have higher profit margins compared to our other operations.

As an important and profitable growth area, our real estate development business is a major focus of our business growth strategy. We plan to consolidate our resources and increase our capital and land reserves through various means to promote our real estate development business. We focus on the development of residential buildings as our main business, and the development of commercial properties, such as shopping malls and office buildings, as ancillary businesses primarily intended for sale to the public. We principally carry out real estate development in economically developed cities with a focus on municipalities, such as Beijing, and provincial capitals. As of 31 December 2007, we had 21 on-going real estate development projects which occupy an aggregate site area of approximately 2.3 million m^2, an expected GFA of approximately 5.4 million m^2 and an unsold GFA of approximately 4.9 million m^2. As of 31 December 2007, our major real estate development projects were expected to be completed within the next three to four years. Our subsidiary, China Railway Real Estate Group Co., Ltd., has also successfully established the brand "Zhong Tie Di Chan" ("中鐵地產"), which was ranked one of the Top 10 real estate brands in Beijing in 2007. Our logistics operations include the transportation of railway materials, storage of construction equipment and materials and trading of construction materials. We have enhanced the competitiveness of our modern logistics operations and trading operations through the expansion of our business scale and development of our business strategic partnerships. China Railway Goods and Materials Co., Ltd., our subsidiary specializing in logistic operations, was ranked the largest railway construction logistics services provider in China and the second largest railway materials logistic enterprise in the world. It has also been ranked 20th among the 50 most competitive supplier in China in 2006. Our capital investment operations involve investments in certain BT, BOT and BOO projects, which are usually implemented according to customers' requests and are fully or partially financed by contractors. We believe that infrastructure construction projects completed on a BT, BOT, BOO and PPP basis will be increasingly common in China, and therefore intend to expand our capital investment operations by increasing our involvement in BT, BOT, BOO or PPP projects in relation to our construction operations and increasing our relevant operating capacities.

Notable Achievements

We possess leading technologies relating to infrastructure construction and design and have made notable achievements in recent years. For example:

- We undertook all the survey and design work for Phase I and Phase II of the Qinghai-Tibet Railway Line, and were solely responsible for the construction of 71.1%, or approximately 1,406 km of both phases of the Qinghai-Tibet Railway Line, including all construction beyond 4,900 m above sea level and the majority of the difficult railway lines beyond 4,600 m above sea level of Phase II of the railway, as well as the sections of the railway crossing the Tanggula and Kunlun mountains. We overcame three significant challenges presented by permafrost, low oxygen levels due to high altitudes and the fragile ecology of the Qinghai-Tibet Plateau. The Qinghai-Tibet Railway Line was completed in 2006.

- We are currently the only company in China possessing proprietary knowledge of high-precision maglev track beam manufacturing technology, and we participated in the construction of the world's first commercially operated high-speed maglev line, the Shanghai Maglev Demonstration Line, which recorded maglev train speeds of up to 432 km/h.

- We participated in the construction of the Qinhuangdao-Shenyang Passenger Railway Line, including the testing section, which recorded train speeds of up to 321 km/h during trial operations. The project was completed in 2002.

- We designed and constructed the Wushaoling Tunnel, which was the longest tunnel in Asia at the time of its completion in 2006.

- We participated in the construction of Asia's longest pipeline, the East-West Gas Pipeline, and completed construction of the section of the pipeline that crosses over the Yellow River at Zhengzhou at the end of 2004.

- We are currently constructing the Nanjing Yangtze River Tunnel utilizing shield tunneling machines. This is the longest tunnel with the widest shield diameter crossing the Yangtze River.

- We are also undertaking the majority of the survey and design work for the Beijing-Shanghai High-Speed Railway Project, which is expected to commence construction soon. As of the Latest Practicable Date, we were independently awarded two sections of the Beijing-Shanghai High-Speed Railway Project with a construction contract value of RMB33.7 billion. In addition, we were awarded another section of this project with a construction contract value of RMB14.3 billion through a consortium entered into with China Hydraulic and Hydroelectric Construction Group Corporation, and our share in the total construction contract value is expected to be over RMB5.2 billion. As a result, we expect to be awarded over RMB38.9 billion, or over 46.5%, of the total contract value for Beijing-Shanghai High-Speed Railway Project. Of the four companies awarded the contract for this project, we were awarded the highest proportion of the project in terms of contract value.

- In 2006, we completed the construction of over 1,038.5 km and 1,076.0 km of bridges and tunnels, respectively.

For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2007, our new contract value amounted to approximately RMB144,539.8 million, RMB193,044.2 million, RMB202,341.4 million and RMB232,928.7 million, respectively. For the years ended 31 December 2004,

2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our total revenue was RMB86,187.5 million, RMB110,794.7 million, RMB153,609.0 million, RMB138,283.7 million and RMB146,667.0 million, respectively, while our net profit was RMB192.6 million, RMB525.9 million, RMB1,502.0 million, RMB1,233.4 million and RMB2,005.5 million, respectively.

OUR COMPETITIVE STRENGTHS

As one of China's largest integrated construction companies primarily focusing on infrastructure construction, and with our long operating history, comprehensive range of qualifications, extensive experience and strong capabilities, we have the potential for continued growth and are well-positioned to take advantage of business opportunities in both domestic and international markets.

We are a leader in the domestic construction market. Our extensive business scope, which includes infrastructure construction, survey, design, consultancy, as well as the manufacture of large track maintenance machinery and logistics operations, enables us to provide comprehensive construction services. We have made a number of notable achievements through our ability to offer integrated, multifaceted services to our customers by effectively utilizing the facilities and resources from our various business segments, which has given us significant advantages in the undertaking of large-scale and complicated projects.

As of 30 November 2007, we held through our subsidiaries hundreds of qualifications which enable us to undertake 44 different types of construction projects in China. These include a large number of special qualifications which cover a broad range of construction projects including railway, highway, bridge, tunnel, metropolitan railway, water conservancy and hydropower facility, airport, port, real estate, municipal projects, as well as geological hazards prevention projects and which are obtainable only by large-scale construction companies with reputable track records and operational assets. We are ranked among the top companies in terms of both the number of qualifications we held and the broad coverage of our qualifications. As of 30 November 2007, we had 19 special qualifications and 251 Grade A qualifications to conduct general construction contracting services, 324 Grade A qualifications to conduct specialized construction contracting services, and 17 qualifications to conduct specialized construction services for metropolitan railway lines. We have the most special qualifications to conduct construction services for railway projects among all domestic construction companies and are one of the few integrated construction contractors in China that have 20 Grade A qualifications to provide general construction contracting services for water conservancy and hydropower facility projects. With our broad range of qualifications, we are able to bid for and to undertake an expansive portfolio of projects and to focus on emerging market opportunities created by the continued development of the infrastructure construction industry, allowing us to effectively diversify our operational risks and ensuring the sustainable development of our Company.

We inherited a prominent history and extensive expertise from our predecessor, the Railway Engineering Corps which was established in July 1948. As of 30 November 2007, we had constructed more than 100 new and existing multi-track and main railway lines, with a total length of approximately 34,000 km, which account for the majority of China's railway lines constructed since 1949. Landmark railway lines include the Qinghai-Tibet (Phases I and II), Beijing-Kowloon, Datong-Qinhuangdao, Southern Xinjiang, Nanning-Kunming, Neijiang-Kunming, Guangzhou-Shenzhen, Qinhuangdao-Shenyang, Chongqing-Huaihua, Xi'an-Hefei, Yangshou-Huanghe, Xiangfan-Chongqing, Chengdu-Kunming, Yingtan-Xiamen, Baoji-Lanzhou railway lines and the Guangdong Sea Passageway. Our participation in the four-electrification projects increases with our ability to construct electrified railway lines. We won approximately 42% of all the four-electrification projects in the bidding program of the MOR between 30 November 2006 and 30 November 2007. We have also constructed more than 100 freeways and highways, with a total length of

approximately 22,600 km. Landmark freeways and highways we have constructed include the Shenyang-Dalian, Jinan-Qinghai, Taiyuan-Yangquan, Xuanwu-Dalian, Tongjiang-Sanya, Chengdu-Chongqing, Beijing-Zhuhai, Beijing-Shanghai, Beijing-Fujian, Beijing-Shenzhen, Beijing-Chengde and Jiangxi-Guangdong freeways. We have participated in the construction of 30 airports, 130 large-scale water conservancy and hydropower facilities, 148 subways and metropolitan railways, and 41.14 million m^2 of buildings. Our accumulated experience in construction and technological know-how over the years have become a highly valued asset and are instrumental to our continued growth.

Our comprehensive abilities and expertise, the growth of the domestic and international construction markets and our solid customer relationships have provided us with opportunities for business development. The PRC Government plans to develop China's transportation network in the next five years through increased investment in China's railway network, particularly in passenger railway lines, highway networks and metropolitan railway lines, as well as investment in port construction, river treatment, the development and usage of water resources, alternative energy resources, real estate development, environmental protection and ecological engineering. In addition, the outlook for the global construction market continues to be positive due to increasing globalization of the world economy, a growing investment in Asia's construction industry, continued investment in infrastructure construction in African countries, and the substantial increase in infrastructure construction in developing countries and regions.

We believe that, with our comprehensive strengths and extensive experience, the opportunities created by the growth of the global construction industry and the "going out" strategy encouraged by the PRC Government, we will be able to strengthen our core operations and develop our businesses both domestically and in overseas markets, ensuring the continued growth of our Company.

We possess a solid foundation for continued growth of our core operations as a result of our numerous core technologies in each of our business operations, ability to develop proprietary technologies and use of sophisticated equipment.

We continually import sophisticated technologies and develop innovative, proprietary technologies, ensuring that we possess the core technologies needed to develop our businesses in various markets. During the Track Record Period, we participated in complex and challenging projects and, in doing so, accomplished the following:

- Undertook all survey and design work for Phase I and Phase II of the Qinghai-Tibet Railway Line, and overcame three significant challenges presented by permafrost, low oxygen levels due to high altitudes and the fragile ecology of the Qinghai-Tibet Plateau. We were solely responsible for the construction of 71.1%, or approximately 1,406 km of both phases of the Qinghai-Tibet Railway Line, including all construction beyond 4,900 m above sea level and the majority of the difficult railway lines beyond 4,600 m above sea level of Phase II of the railway, as well as the sections of the railway crossing the Tanggula and Kunlun mountains. The project was completed in 2006.

- Mastered advanced technologies used in constructing foundations and surfaces of freeways and airport runways.

- Achieved a leading position internationally in bridge construction technologies, such as those for the construction of cable-stayed bridges, cable supported bridges, light rail PC beams and high-precision maglev track beams. We are currently the only company in China possessing proprietary knowledge of high-precision maglev track beam manufacturing technology. We also mastered the advanced

box-beam and mobile frame construction and assembly technologies. We successfully increased the maximum weight of our bridge beam construction technology to 900 tonnes and extended bridge spans from less than 200 m to operating spans of 430 m and design spans of 580 m.

- Acquired sophisticated design and construction techniques for passenger railways and participated in the construction of the Qinhuangdao-Shenyang Passenger Railway Line, which was completed in 2002 including the testing section, which recorded train speeds of up to 321 km/h during trial operations; participated in the construction of the world's first commercially operated high-speed maglev line, the Shanghai Maglev Demonstration Line, which was completed in 2002 and recorded maximum train speeds of up to 432 km/h; and successfully utilized breakthrough technology for long rail track-laying; mastered design and construction technologies for the foundation of passenger railways and contributed to the substantial improvement in railway construction technology in China. As of the Latest Practicable Date, we were independently awarded two sections of the Beijing-Shanghai High-Speed Railway Project with a construction contract value of RMB33.7 billion. In addition, we were awarded another section of this project with a construction contract value of RMB14.3 billion through a consortium entered into with China Hydraulic and Hydroelectric Construction Group Corporation, and our share in the total construction contract value is expected to be over RMB5.2 billion. As a result, we expect to be awarded over RMB38.9 billion, or over 46.5%, of the total contract value for Beijing-Shanghai High-Speed Railway Project. Of the four companies awarded the contract for this project, we were awarded the highest proportion of this project in terms of contract value.

- Undertook and participated in almost all of China's major landmark underground construction projects by leveraging our globally leading expertise for tunnel and underground construction. The projects that we have worked on include the longest tunnel in Asia at the time of its completion in 2006 — the Wushaoling Tunnel; the longest railway tunnel built using the TBM construction method in China at the time of its completion — the Qinling Tunnel of the Xi'an-Ankang Railway Line, which was completed in 2000; the longest highway tunnel in China at the time of its completion — the Qinling Zhongnanshan Tunnel which was completed in 2007; and the world's highest rail tunnel — the Fenghuoshan Tunnel, which was completed in 2007. Utilizing the shield tunneling method, we also designed the longest tunnel with the widest shield diameter crossing the Yangtze River in Nanjing and completed the section of Asia's longest pipe jacking project that crosses the Yellow River. We are currently participating in the construction of mainland China's first undersea tunnel in Xiamen.

- Achieved a leading position in China for our line of high-precision automated maintenance machinery, thereby changing the traditional manual track maintenance practice in China.

- Applied sophisticated technologies of shield tunneling, permafrost excavation, pile foundation underpinning and excavation in complex geographical conditions, and participated in the construction of metropolitan railway lines in various cities in China.

As of the Latest Practicable Date, we owned 87 patents and 67 National Construction Methods in China. We also have four design institutes and a team of experts consisting of one academic from the Chinese Academy of Engineering, five national design master expert, 6,375 senior engineers and 16,207 engineers. Our subsidiary, Kunming Zhong-Tie, also possesses research and development capabilities for large track maintenance machinery and equipment. We believe the core technologies we possess in our business operations and our capacity in research and development enable us to continue growing our operations.

With our extensive experience in the overseas construction business and notable accomplishments in the industry, we are currently the largest, fastest-growing Chinese construction contractor in the overseas infrastructure construction market.

Our overseas operations are conducted mainly through our major subsidiary CCECC, which was established in 1979 and is one of the first Chinese companies to enter the international market. CCECC's predecessor, the Foreign Aid Office of the MOR, had organized, designed and constructed China's largest foreign aid project at the time — the Tanzania-Zambia Railway Project. The successful completion of this significant international, cross-border project was of significant importance to the development of China's overseas market. CCECC specializes in railway construction, including construction, design and consultancy, and cooperative labor arrangements in overseas countries and regions. In 2007, 49 Chinese construction companies were elected among the Top 225 International Contractors, with CCECC alone ranking 82nd in terms of construction revenue generated outside of the home country (the PRC) in 2006. We have established 31 representative offices, project engineering departments and branch offices in over 20 countries and regions around the world, and our operations extend across more than 60 countries and regions. We have a team of experts who are familiar with international commerce, tendering and construction management. We have developed our operations in overseas markets by leveraging CCECC's strength and presence in such markets since it joined our Company in February 2004, and by building upon our own design and construction expertise and the expertise of our other subsidiaries. Over the years, we have gradually established "CRCC" and "CCECC", the two brand names we own, and our reputation in the international construction industry. We have achieved preeminent status in countries and regions such as Hong Kong, Nigeria, the United Arab Emirates, Tanzania, Algeria, Turkey, Saudi Arabia, Israel and Botswana.

As a result of the efforts and resources we have expended in overseas markets, the contracts we have won since 2005 include: (i) construction of a high-speed railway in Turkey, a joint construction project led by our Company, valued at U.S.$1.27 billion; (ii) construction of the central and western sections of the Algerian East-West Expressway Project, a joint project with the CITIC Group pursuant to a standard contract valued at U.S.$6.25 billion; and (iii) Nigeria's Lagos-Kano Railway Modernization Project with a total investment of U.S.$8.3 billion, the largest project ever tendered by a Chinese construction company in the international market. In recent years, we have been the fastest-growing Chinese construction contractor in the overseas infrastructure construction market in terms of the growth of new contract value. For the year ended 31 December 2006 and the eleven months ended 30 November 2007, our new overseas contract value was approximately RMB43.6 billion and RMB89.1 billion, respectively, which was the highest among all Chinese construction companies with overseas operations.

We believe that, with the experience we continue to acquire through our overseas design and construction projects, our well-established brand name and the encouragement of the PRC Government's "going out" strategy, we will be able to continue with our fast-paced growth in the overseas infrastructure construction market and increase our market share in overseas markets.

We are a leading and highly proficient provider of survey, design and consultancy services for major infrastructure construction projects, and have made notable achievements in the domestic industry.

As of 30 November 2007, we owned five Grade A construction design and research institutes in China, namely, the China Railway First Survey and Design Institute, China Railway Fourth Survey and Design Institute, China Railway Fifth Survey and Design Institute, China Railway Shanghai Design Institute Group Co., Ltd. and Beijing China Railway Construction Electrification Design and Research Institute. China Railway First Survey and Design Institute and China Railway Fourth Survey and Design Institute are two of

the four large-scale survey and design institutes servicing China's railway systems, while the other two large-scale survey and design institutes are owned by the MOR and another large domestic construction company, respectively. In 2007, China Railway First Survey and Design Institute was ranked the first among Chinese construction survey, design and consultancy enterprises in terms of project management and operation revenue in an evaluation jointly organized by China Exploration and Design Association and China National Consulting Association. In addition, China Railway First Survey and Design Institute and the China Railway Fourth Survey and Design Institute are fellow members of the *International Federation of Consulting Engineers,* or FIDIC, and were listed among the *Top One Hundred Chinese Survey and Design Enterprises* for eight consecutive years.

As of 30 November 2007, we employed 2,116 senior survey and design engineers for large-scale infrastructure projects in China, including designs for railway, highway, bridge, tunnel, metropolitan railway, water conservancy and hydropower facility, airport, port, industrial and civil construction and municipal projects. Through our research institutes, we assisted the MOR in setting over 40 industry standards relating to railway construction design, quality inspection and other project-specific standards currently in effect in China. During the Track Record Period, our institutes provided survey and design services to 117 key projects at the national or provincial levels, including:

- all of Phase I and Phase II of the Qinghai-Tibet Railway Line, the highest plateau railway in the world;
- the Beijing-Kowloon Railway Line, which has received the largest amount of investment at the time for any railway project in China and is China's largest and longest railway line constructed in a single phase;
- the Zhengzhou Hub, the largest railway hub in Asia;
- the Dayaoshan Railway Tunnel, the longest electrified twin-track railway tunnel in China; and
- the Guangzhou-Shenzhen Quasi High-Speed Railway Line, the first quasi high-speed railway in China.

As of the Latest Practicable Date, we had provided survey and design services for approximately 70% of the existing passenger railways in China with speeds of over 300 km/h, including the Wuhan-Guangzhou Passenger Railway Line, currently the longest passenger railway line in China. We provide survey and design services for 12 of the 17 passenger railways currently under construction in China, which have an aggregate length of 3,448.1 km and comprise 63.3% of the total length of the 17 railway lines. Of these 17 passenger railways, we were given sole responsibility for the design of seven. As of the 30 November 2007, we held 61 government-issued certificates which is evidence of our qualifications for construction surveying, design and consultancy, engineering surveying, geological hazards prevention evaluation, designing supported by intelligent design software, and environmental impact assessment and surveying.

We possess comprehensive technologies for the survey and design of railways, including those situated on high plateaus and in mountainous regions, permafrost zones and deserts, as well as sophisticated technologies for electrified railway lines, passenger railway lines, underwater construction, long tunnels, wireless train dispatching and scheduling systems and large interchange traffic construction. Our survey and design technologies are among the most advanced in China and are considered advanced by international standards. Since 1982, we have received 60 national *"Four Excellence" Design Awards* and 373 provincial *"Four Excellence" Design Awards,* as well as multiple national awards for our survey, design and consultancy work for various other projects. We believe that the awards granted to us support our well-established brand

name. Our survey, design and consultancy operations extend throughout China and a number of overseas countries and territories. In 2007, we were ranked 69th out of the Top 150 Global Design Firms in terms of revenue for design services performed during 2006 according to ENR magazine.

We benefit from overall cost advantages resulting from our strong competitiveness in providing survey, design and consultancy services to large construction projects, which also ensures our ability to expand our market shares and achieve a sustainable development in both domestic and international survey, design and consultancy markets, which have a promising outlook due to the PRC Government's large investment in the development of China's transportation system and key infrastructure construction projects, and the overall growth of the global construction market.

Leveraging our strong financing, survey, design and technological capabilities, we have developed our real estate development business in major cities across China and have established our well-recognized brand name, "Zhong Tie Di Chan", in the market.

China's real estate industry has continued its rapid growth in recent years, with average real estate prices in China's largest 70 cities on the rise in 2006. This promising industry outlook has created new opportunities for companies such as ours. We obtained the approval of the SASAC to engage in real estate development as a significant business and, on 20 April 2007, we established China Railway Real Estate Group Co., Ltd., our subsidiary, to focus on the development of residential buildings as a main business as well as the development of commercial properties as ancillary businesses. Through China Railway Real Estate Group Co. Ltd., we successfully established the brand "Zhong Tie Di Chan" (中鐵地產), which was ranked one of the Top 10 real estate brands in Beijing in terms of influence.

We principally carry out real estate development in economically developed cities with a focus on provincial capitals and other large cities. Leveraging our construction, survey, design and consultancy operations as well as our sophisticated technologies and strong financing capabilities, we have been able to rapidly expand our real estate development business in recent years. As of 31 December 2007, we had 21 on-going real estate development projects. These projects occupy an aggregate site area of approximately 2.3 million m^2 and have an expected GFA of approximately 5.4 million m^2. These projects have an unsold GFA of approximately 4.9 million m^2. We believe that the real estate development business will grow rapidly and become one of our significant profit drivers in the foreseeable future.

We are the largest large track maintenance machinery manufacturer in Asia and the second largest in the world. Moreover, the strategic location of our manufacturing facilities and utilization of advanced technologies have enhanced our competitiveness in the high-speed railway track components market.

As of 30 November 2007, we were the largest company in both China and Asia engaging in the research and development, manufacturing, sales, maintenance and repair of large track maintenance machinery, occupying more than 80% of the domestic market share for large track maintenance machinery. We are the second largest manufacturer of large track maintenance machinery in the world in terms of annual production volume.

We participated in the recent development of the large track maintenance machinery industry in China, having imported leading technologies for the manufacturing of large track maintenance machinery and, within two years, successfully manufactured our proprietary machinery domestically using our strong research and development capabilities. Our state-of-the-art track maintenance machinery products promoted the significant upgrades from manual to automatic railway maintenance practices in China, as well as the successful increases in maximum train speeds on China's railway networks on numerous occasions. We will

continue to participate in the development of China's railway network by manufacturing and supplying important technology and equipment.

Kunming Zhong-Tie, our subsidiary, enjoys a long history and has extensive experience and advanced technologies in the large track maintenance machinery manufacturing industry. Kunming Zhong-Tie manufactures machinery for a number of railway operators in China and, in recent years, began to explore overseas markets.

As part of our strategic entrance into the high-speed railway track components market, we established CRRS, a technology-intensive company that has been appointed by the MOR as one of only two designated manufacturers of high-speed railway switches in China. We successfully developed and produced a line of components manufactured specifically for China's high-speed railways, such as high-speed railway switches and rail fasteners. The strategic location of our manufacturing facilities in southern China has enabled us to capture increasing opportunities to supply our products to economically developed areas where major high-speed railways are located. We believe that the addition of these new products and facilities has broadened the scope of our manufacturing operations.

Given that the PRC Government encourages the bulk purchase and utilization of large track maintenance machinery manufactured in China, we believe that we benefit from overall cost advantages resulting from our large track maintenance machinery and railway track components manufacturing operations.

We are the largest railway construction logistics services provider in China and the second largest railway materials supplier in the world, possessing an expansive logistics network and a high potential for growth in this business.

We operate our logistics business through our subsidiary, China Railway Goods and Materials Co., Ltd., or CRGMG. CRGMG has recently achieved rapid development in its logistics operations and has accumulated extensive experience in this area. In 2006, it ranked as the largest railway construction logistic service provider in China and the second largest railway materials supplier in the world. It was also ranked 20th among the 50 most competitive logistics enterprises in China in 2006.

We have 31 storage bases in 25 nationwide logistic hubs with the total storage area of approximately 1,330,000 m^2 and eight exclusive railways with a total length over 40 km for our logistics operations. We also engage in the trading of construction materials, enabling us to strengthen our ability to purchase and supply key materials. We have established strategic relationships with China National Petroleum Corporation, China Petroleum and Chemical Corporation and several major steel companies in China, and expanded the geographical coverage of our operations. The sales volume of our steel rail business exceeded 300,000 tonnes in both 2005 and 2006, accounting for over 20% of the domestic steel rail market. We believe that, in addition to being an independent business, our logistics operations provides us with the ability to lower our purchase costs of materials utilized in the construction business, thereby further enhancing our profitability and competitiveness.

Our experienced and knowledgeable management team and highly-skilled workforce have established "CRCC" as a widely-recognized brand name, effectively maintained our corporate culture and ensured the continued growth of our businesses.

Our senior management team consists of experts with an average industry experience of over 20 years, with extensive experience in large-scale infrastructure design and construction projects, the manufacture of

large track maintenance machinery and other areas related to infrastructure construction. We believe that our management team is equipped with the critical industry knowledge required to take advantage of market opportunities, formulate sound business strategies, assess and manage risks, and implement measures relating to management and production, all of which are expected to increase our overall profit and maximize shareholder value.

Our management team's expertise and commitment to high quality have contributed to the successful establishment of our brand name, "CRCC". We believe that, when selecting contractors for major infrastructure construction projects, the PRC Government, foreign governments and project commissioners place importance on the bidders' industry experience and brand name. As a result of the widespread recognition of our brand name in both domestic and overseas markets, we are often among the primary choices of contractors for such projects. In 2007, we were listed among the Fortune Global 500 companies, ranking 384th in terms of total revenue. We have been ranked among the Top 225 Global Contractors in terms of total revenue from 2006 construction operations according to ENR magazine for a number of years, ranking sixth in 2007.

We view our research and development capacities and innovative technologies as key to our continued development and have established special research and development facilities and a strong professional team. As of 30 November 2007, we had six research and development facilities specialized in construction engineering, four post-doctorate research centers mainly employing Ph.D graduates, 16 technology centers and five new, high-technology enterprises. As of 30 November 2007, we had over 86,000 technical personnel at the junior, mid- or senior levels, including one academic from the Chinese Academy of Engineering, five state-level design masters, 188 experts receiving special subsidies from the State Council, 21 experts with outstanding contributions at the provincial and ministerial level, 217 professor-level senior engineers who work in the research and development department and 6,375 senior engineers, 8,050 senior technicians, 16,207 engineers. In addition, we also have many professionals from the construction industry, including 3,391 State Grade A project managers and 5,061 State Grade A construction engineers.

We believe that our success is partly due to our management team's adherence to our corporate culture. Our management team endeavors to maintain the spirit of the Railway Engineering Corps, including its enthusiasm for discipline and innovation, and is committed to executing our business strategies and willing to accept new challenges. We believe our Company will continue its rapid growth under the leadership of our core management team.

OUR BUSINESS STRATEGIES

We aim to develop into a globally-competitive and progressive company with a principal focus on our construction business, construction survey, design and consultancy business, and manufacturing business, as well as large-scale construction projects development and management business. Our ultimate goal is to enhance our cross-regional, cross-sector and cross-border operations by integrating our business operations with our capital investment operations, coordinating our construction business with our survey and design services, and consolidating our domestic operations with our international operations. We believe that the following strategies will help us to leverage our strengths to capture future growth opportunities in China's construction industry, increase the globalization of our operations, enhance our core competitiveness and maintain our industry leading position in China.

Continue to enhance our leading position and increase our market share in China's construction industry.

Our traditional and core business operations involve the provision of construction services, which accounted for 93.9% of our total revenue before inter-segment elimination in the eleven-month period ended 30 November 2007. As of the Latest Practicable Date, we held a leading position in China's construction industry in terms of total assets, total revenue or new contract value. We aim to increase our overall share of the domestic market aggressively. We plan to maintain our leading position in China's infrastructure construction market by ensuring steady growth of our operations in the construction of infrastructure for railways, particularly passenger railways and high-speed railways, highways, tunnels, bridges, ports and airports, as well as increase our market share in construction of real estate, metropolitan railway, water conservancy and hydropower facility, and municipal projects. In addition, we will expand our operations to cover new, high-growth areas such as port construction and environmental-related and energy-related businesses with a view to increasing our overall share of the domestic market. The foregoing plans will be facilitated by fully utilizing our construction techniques, taking advantage of our economies of scale, using our capital effectively and procuring advanced equipment and facilities while improving our construction technology and consolidating our Company's resources. Leveraging our advantages of having an integrated structure, we will continue to reinforce our leading position in the industry. We also plan to develop new operations and generate steady income through various types of capital investment projects, including BT, BOT, BOO and PPP.

The PRC Government's plans to develop China's transportation network in the next five years include: (i) an investment of RMB1,200 billion to build the network for a passenger railway, consisting of four East-West and four North-South lines; (ii) the construction of an additional 350,000 km of highways, including 25,000 km of freeways; (iii) a total investment of nearly RMB500 billion in the construction of an additional 1,000 km of metropolitan railway lines; and (iv) a focus on investment in port construction, river water treatment, the development and usage of water resources, alternative energy resources, real estate development, environmental protection and ecological engineering. We intend to capture the opportunities created by these plans, develop the domestic market and select projects that generate higher profit. We intend to adopt a more profitable engineering, procurement and construction management, or EPC, business model that requires technological consolidation. We believe that such efforts will enable us to maintain strong growth and a leading position in the domestic infrastructure construction market.

Develop our overseas business and continue to expand the global footprint and scale of our overseas operations.

We intend to strengthen our competitiveness in our overseas construction, survey and design operations. We will take advantage of the opportunities created by the PRC Government's "going out" strategy of encouraging large Chinese construction companies to expand their overseas operations and compete in the global market. We plan to consolidate our internal construction technology and design resources and use our headquarters as a platform to contract and coordinate overseas businesses, while leveraging the strength and presence of CCECC and its affiliates in overseas markets to expand our experiences and cultivate talents. We will also develop the overseas markets for large track maintenance machinery and railway track components, such as high-speed railway switches and rail fasteners. We aim to become a high-quality, technologically-advanced international company, and we plan to strengthen our working relationships with overseas government agencies with a view to increasing our participation in foreign aid, government-financed projects and energy resources related projects in various developing countries, such

as those in Asia, Africa and Latin America. We will develop new, high value-added businesses while ensuring the high-quality execution and completion of our current overseas railway or highway projects by our localized project management team. In addition, we intend to achieve sustainable development of our overseas operations by exploring markets in certain developed countries in Europe and North America through close cooperation with other leading international and domestic construction companies, thereby enlarging the proportion of our revenue and profit generated from overseas operations to our total revenue and profit.

Realign our corporate focus and become a fully-integrated company while developing new businesses with high return.

We plan to enter into new businesses associated with our main operations and to realign our corporate focus. We believe that we are able to maintain our position as one of the few ultra-large construction companies in China capable of providing a full range of services through our highly integrated operations, including construction, survey, design and consultancy, manufacturing, real estate development, logistics, and capital investment operations.

Our Company consists of more than 20 subsidiaries that specialize in project design, construction and machinery and equipment manufacturing. With a view to achieving economies of scale and enhancing our market competitiveness, after our Restructuring, we plan to fully utilize our technological expertise and sophisticated equipment, as well as our financing capacity and consolidated resources, to develop innovative business models for our main operations and explore new businesses with high growth potential and high returns by way of business re-alignment, mergers and acquisitions, majority investments, minority investments, restructuring, joint ventures, cooperative efforts and asset swaps.

Specific development plans for new businesses are as follows:

Real estate development: The rapid and steadfast growth of China's economy and trends towards urbanization have led to an increase in capital flow and investments in real estate projects. Moreover, the PRC Government has implemented various macroeconomic measures, including raising the barriers to entry into the market and restricting competition to large-scale enterprises, in an effort to ensure the stable and systematic growth of the market. Our goal is to capture the opportunities created by favorable market conditions to continue to expand our operations in real estate development, with an emphasis on commercial real estate. As part of our growth strategy, we established China Railway Real Estate Group Co., Ltd., through which we have integrated related resources within our Company among various subsidiaries and will continue to operate our real estate development business.

We intend to further expand our overall land reserves and our scale of operations by increasing our capital expenditure in our real estate development business, forming strategic alliances and carefully selecting projects with promising prospects, with the aim of benefiting from synergies and economies of scale and securing stable sources of income, thus strengthening our market presence. We plan to focus on developing our operations in large cities and municipalities that have shown high economic growth and activity, including Beijing, Shanghai, Tianjin, Chongqing and Guangzhou.

Logistics: We aim to enhance our own procurement and supply capabilities to meet the procurement needs of our construction and other businesses by leveraging our qualifications and existing raw materials distribution businesses. We will integrate our resource supply systems through our subsidiary, China Railway Goods and Materials Co., Ltd., while developing our procurement operations in the domestic railway and other markets. We plan to further develop modernized logistics operations to enhance our overall cost advantages for our core business and generate new sources of profit for our Company.

Capital investment: In 2002, we began to engage in capital investments in relation to our construction operations that we believe will generate more cash flow in the future. We also believe that, as an important element propelling the development of the domestic infrastructure construction industry, construction projects completed through BT and BOT models will continue to increase. We intend to expand our capital investment operations, increase our involvement in BT, BOT, BOO or PPP projects and increase our relevant operating capacities. We plan to create a financing platform to centralize our capital and explore investment in fields such as transportation, energy resources development and new high-tech industries. We also plan to develop new operations and generate steady income through various types of capital investment projects, including BT, BOT, BOO and PPP.

Manufacture of railway track components: We plan to leverage the qualifications of CRRS, one of only two designated manufacturers of passenger railway switches by the MOR, grasp opportunities that arise as a result of the development of domestic passenger railway lines, develop the domestic market and increase our market shares. In addition, we will continuously upgrade and develop railway track component products, including high-speed railway switches and rail fasteners, to enter the overseas market. We expect to generate new sources of profit through the increased scale of this business.

Through the foregoing measures, we will increase our vertical integration. We will also balance our construction business through our equipment manufacturing and maintenance, project operation and management and our after-sale consultancy services. We aim to provide comprehensive services which not only concentrate on construction, but also extend to other operations such as project design, consultancy, investment, financing, and management services.

Enhance our research and development efforts to further enhance our core competitiveness.

Our continued development is dependent upon our advancements in science and technology. Through our main research institutes and engineering laboratories, we plan to establish a project-based technology development system, which will enable us to research and develop, educate our employees on, and produce new technologies to eventually realize proprietary technologies. Our main research institute will allow us to better integrate the research and development resources of our subsidiaries. In addition, we will be able to improve advanced technologies imported from overseas and customize such technologies for the domestic market.

In the years ended 31 December 2004, 2005, and 2006 and the eleven months ended 30 November 2006 and 2007, we invested RMB39.0 million, RMB27.9 million, RMB99.6 million, RMB88.4 million and RMB84.9 million, respectively, in research and development. Our core technologies, including those relating to our construction business, such as technologies used for the construction of passenger railways, plateau railways, railway tracks, bridges, tunnels and railway maintenance equipment, will facilitate our ability to produce innovative products based on technological know-how imported from overseas that are customized for China's railway network, particularly for passenger railways, thereby meeting the demands of the domestic railway market and ensuring the continued development of our Company.

We will also continue our research and development, and enhance the protection, of new proprietary technologies used in our main businesses through China Railway First Survey and Design Institute, China Railway Fourth Survey and Design Institute, China Railway Fifth Survey and Design Institute, China Railway Shanghai Design Institute Group Co., Ltd., Beijing China Railway Construction Electrification Design and Research Institute and Kunming Zhong-Tie. Currently, our proprietary technologies mainly

include those relating to our construction operations, survey, design and consultancy operations, and manufacturing operations.

Implement innovative management strategies, improve management efficiency and reduce costs to maintain cost-effective operations and optimize our overall profitability.

Our Company maintains a sizable staff force and has significant assets. To optimize our management decision-making process and improve our efficiency and productivity, we have defined the management roles for our headquarters to promote a flat management structure. After our Restructuring, our headquarters will focus on investment policy-making, capital investments, market development and integration of resources, while our subsidiaries will be responsible for construction and production. Decision-making and risk evaluation mechanisms will be established to strengthen our internal controls. We will also enhance the management of our project costs, with a particular focus on implementing uniform management standards among our subsidiary construction companies and optimizing the profitability of our operations.

We view improving efficiency and cost control as critical for maximizing our profitability and maintaining our competitiveness. Our Company will continue to rationalize and consolidate our internal management and further integrate our internal resource allocation system to strengthen our management control and increase our resource utilization rates. In addition, we will continue to enhance the centralized procurement of raw materials and plan to enter into long-term contracts with main suppliers of key raw materials, such as steel, to reduce our exposure to the volatility of raw material prices. We believe that centralizing raw material procurement will lower our procurement costs, ensure the consistent quality of raw materials and increase our rate of return.

We intend to enhance the efficiency of our supply chain, customer relations, on-site and financial information management systems. We will establish a uniform, computerized accounting and financial information management system to improve our financial risk management and to oversee our overall capital investments, operations and profits, as well as a uniform database that will allow our various subsidiaries to share consolidated research and development, sales and marketing and client information. We expect to implement a centralized capital management system which we believe will enable us to enhance the efficiency of our fund utilization, increase our sources of funding and reduce our financing costs. This system would enable us to integrate our capital investment operations and increase our investment flexibility to seek higher returns.

Further develop our outstanding corporate culture, promote the "CRCC" brand name and strengthen our reputation for excellence.

We value the brand "CRCC" as our most valuable intangible asset and the representation of our corporate culture. We will therefore enhance our integrated brand management and utilization and increase our brand awareness. For example, we plan to promote our brand name during major functions, such as the Olympic Games 2008 and the World Expo 2010, in order to fully explore business opportunities, attract investment, expand markets and recruit talents. We will also focus on promoting the brand name "CRCC" in overseas markets by associating our brand image with high quality landmark construction projects and products.

During our consolidation and business development progress, we will unify our corporate culture through the promotion of our brand name "CRCC". We believe our employees and member companies will be able to maximize profit for our shareholders under a uniform corporate culture.

PRINCIPAL PRODUCTS AND SERVICES

We mainly operate the following businesses:

- *Construction operations,* which is our traditional and core business. Our construction operations mainly include the construction of infrastructures such as railway, highway, metropolitan railway, water conservancy and hydropower facility, airport, port, industrial and civil construction and municipal projects;
- *Survey, design and consultancy operations,* including the provision of survey, design and consultancy services for the construction of railway, highway, metropolitan railway, bridge, tunnel, municipal and power projects, high-rise buildings, airports and ports;
- *Manufacturing operations,* including the design, research and development, production and sale of large track maintenance machinery as well as the manufacture of components for railway construction, such as railway switches for passenger railways and rail fasteners; and
- *Other business operations,* including real estate development and logistics businesses, that relate to our main businesses. In addition, we also conduct capital investment operations.

The following table sets forth the contributions by each of our business operation segments in terms of revenue before elimination of inter-segment sales and as a percentage of our total revenue before elimination of inter-segment sales for the periods indicated:

	For the year ended 31 December						Eleven months ended 30 November			
	2004		2005		2006		2006		2007	
	(audited) (RMB million)	%	(audited) (RMB million)	%	(audited) (RMB million)	%	(unaudited) (RMB million)	%	(audited) (RMB million)	%
Revenue										
Construction operations[(1)]	80,565.8	93.1	104,133.7	93.6	146,359.7	94.7	131,658.1	94.7	139,184.6	93.9
Survey, design and consultancy operations	2,345.6	2.7	2,909.3	2.6	3,348.5	2.2	2,995.8	2.2	2,748.7	1.9
Manufacturing operations	1,362.5	1.6	1,388.3	1.2	1,355.2	0.9	1,237.4	0.9	1,633.8	1.1
Other operations[(2)]	2,217.2	2.6	2,872.5	2.6	3,553.9	2.3	3,152.8	2.3	4,625.0	3.1
Subtotal	**86,491.1**	**100.0**	**111,303.7**	**100.0**	**154,617.3**	**100.0**	**139,044.1**	**100.0**	**148,192.2**	**100.0**
Elimination	(303.6)		(509.0)		(1,008.3)		(760.4)		(1,525.2)	
Total	**86,187.5**		**110,794.7**		**153,609.0**		**138,283.7**		**146,667.0**	

(1) Include construction revenue from the BT and BOT projects as part of our capital investment operations. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, we generated construction revenue from BT and BOT projects of RMB185.9 million, RMB2,135.8 million, RMB1,604.6 million, RMB1,451.5 million and RMB1,434.8 million, respectively.

(2) Include revenues generated from real estate development, logistic services and other businesses, excluding construction revenue from BT and BOT projects as part of our capital investment operations.

CONSTRUCTION OPERATIONS

Overview

Since our incorporation, the provision of construction services has been our traditional and core business, and for the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007 revenue generated from our construction operations before inter-segment elimination accounted for 93.1%, 93.6%, 94.7%, 94.7% and 93.9% respectively, of our total revenue before elimination of inter-segment sales. Through our subsidiaries, comprising 15 construction group companies, CCECC. and China Railway Construction Group Co., Ltd., we engage in the provision of domestic and

overseas construction for projects such as railway, highway, bridge, tunnel, metropolitan railway, water conservancy and hydropower facility, airport, port, industrial and civil construction and municipal projects. We are one of the largest providers of construction services for railway projects and the largest provider of construction services for highway projects in China. We are also one of the market leaders in tunnels, bridges, metropolitan railways and underground construction projects in China. We have participated in the construction of approximately 34,000 km of railway, accounting for the majority of China's railway lines constructed since 1949. We also constructed approximately 22,600 km of new freeways and highways, 5,390 km of tunnels, 5,336 km of bridges and 41,140,000 m^2 of buildings. In addition, we have undertaken work on 130 large-scale water conservancy and hydropower facilities, 30 major airports, 148 metropolitan railway lines, projects. In addition to these construction projects in China, we have also completed more than 200 projects in foreign countries and territories. In 2007, we were listed among the Fortune Global 500 companies, ranking 384th in terms of total revenue. In the same year, we were also ranked sixth out of the Top 225 Global Contractors in terms of total revenue from 2006 construction operations according to ENR magazine and 15th out of the Top 500 Chinese Enterprises elected by the Chinese Enterprise Confederation and the China Enterprise Directors Association in terms of total revenue.

We have been engaged to provide services in all provinces, autonomous regions and municipalities of China, excluding Taiwan. We are also involved in infrastructure construction projects located in overseas countries and territories, including those in Africa, Asia, the Middle-East and Europe.

Our revenue generated from the construction operations before inter-segment elimination for the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007 was RMB80,565.8 million, RMB104,133.7 million, RMB146,359.7 million, RMB131,658.1 million and RMB139,184.6 million, respectively.

The following table sets forth our new contract value for our construction operations for the years ended 31 December 2004, 2005 and 2006 and eleven months ended 30 November 2007 by each type of construction project:

	For the year ended 31 December			Eleven months ended 30 November
	2004	2005	2006	2007
	RMB (million)	RMB (million)	RMB (million)	RMB (million)
Domestic				
Railways	26,041	69,308	81,646	65,019
Highways	67,247	72,016	35,054	27,319
Metropolitan railways	2,896	3,108	5,354	6,123
Water conservancy and hydropower facilities	5,596	6,452	4,348	6,572
Other	34,795	25,365	28,187	29,544
Domestic subtotal	136,574	176,247	154,589	134,576
Overseas				
Railways	22	4,435	13,430	76,293
Highways	479	548	26,716	6,810
Others	3,261	7,926	3,469	5,981
Overseas subtotal	3,762(1)	12,909(2)	43,615(3)	89,084(4)
Total	**140,336**	**189,156**	**198,204**	**223,660**

(1) Overseas new contract value comprises of the projects from the following areas: Middle East (27.3%), Africa (42.6%), Southeast Asia (1.8%) and others (28.3%).

(2) Overseas new contract value comprises of the projects from the following areas: Middle East (19.9%), Africa (17.2%), Southeast Asia (2.7%) and others (60.2%).

(3) Overseas new contract value comprises of the projects from the following areas: Africa (91.6%) and others (8.4%).

(4) Overseas new contract value comprises of the projects from the following areas: Middle East (4.7%), Africa (78.2%), Southeast Asia (3.8%) and others (13.4%).

As of the Latest Practicable Date, our new contracts are expected to be completed within one to five years from the date of commencement of the relevant project.

Railway Construction

Our predecessor was the Railway Engineering Corps, and, therefore, the construction of railways have always been a significant part of our core operations. We are one of the largest providers of railway construction services in China. We have participated in the construction of almost all railway lines constructed after 1949 and have independently constructed approximately 34,000 km of railways, which account for the majority of China's railway lines constructed since 1949. Our market share for railway construction in China in terms of new contract value is approximately between 45% and 50%. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our total revenue generated from the contracting of railway construction projects before elimination of inter-segment sales was RMB22,461.1 million, RMB32,434.3 million, RMB61,496.9 million, RMB58,477.0 million and RMB62,497.9 million, respectively.

Completed Projects

Since our establishment, we have constructed more than 100 new multi-track and main railway lines. Landmark railway lines include the Qinghai-Tibet (Phases I and II), Beijing-Kowloon, Datong-Qinhuangdao, Southern Xinjiang, Nanning-Kunming, Neijiang-Kunming, Guangzhou-Shenzhen, Qinhuangdao-Shenyang, Chongqing-Huaihua, Xi'an-Hefei, Yangshou-Huanghe, Xiangfan-Chongqing, Chengdu-Kunming, Yingtan-Xiamen, Baoji-Lanzhou railway lines and the Guangdong Sea Passageway, with a total length of approximately 34,000 km, accounting for the majority of China's railway lines constructed since 1949. We have completed the following landmark railway or railway system projects in recent years:

- *Qinghai-Tibet Railway (Phase I and Phase II):* The Qinghai-Tibet Railway Line is the world's longest, highest and most technologically sophisticated plateau railway. This renowned railway project connecting Xining and Lhasa has two phases that commenced commercial operations on July 1984 and July 2006, respectively. We were solely responsible for the construction of 71.1%, or approximately 1,406 km of both phases of the Qinghai-Tibet Railway Line, including, all construction beyond 4,900 m above sea level and the majority of the difficult railway lines beyond 4,600 m above sea level of Phase II of the railway, as well as the sections of the railway crossing the Tanggula and Kunlun mountains. We successfully overcame three significant challenges presented by permafrost, low oxygen levels due to high altitudes and the fragile ecology of the Qinghai-Tibet Plateau. The total contract value of Phase II was approximately RMB13.1 billion;

- *Datong-Qinhuangdao Railway:* This is the first dual line electrified railway specially designed for coal transportation by standardized heavy-haul freight wagons, and was completed in 1991. We have participated in the construction of both Phase I and Phase II of this railway line with a total contract value of RMB3.0 billion. We also undertook the expansion project which allowed this railway line to support annual transportation volumes of 200 million tonnes. We won a *Luban Award,* China's most prestigious architecture and construction award, as well as the *Golden Prize of National Excellent Construction Project,* for our outstanding construction quality;
- *Qinhuangdao-Shenyang Passenger Railway Line:* This is the first passenger railway in China, which was completed in 2002 with a total contract value of RMB5.2 billion. We constructed part of the railway, including the testing section, which recorded maximum train speeds of over 321 km/h. We have developed the technical capacity to build passenger railways through the completion of this project;
- *Ji'an-Dingnan Section of the Beijing-Kowloon Railway Line:* The Beijing-Kowloon Railway Line is the second north-south railway artery in China. It was built across areas with complex geographical conditions and under significant time pressures and completed in 1995. We completed the construction of 346.2 km of railways with a total contract value of RMB7.9 billion within 39 months and received a *Luban Award* for the outstanding construction quality of this project; and
- *Guangzhou-Shenzhen Quasi High-Speed Railway Line:* This is the first quasi high-speed railway in China and the first electrified 4-line railway with separate lines for cargo and passenger transportations, which was completed in 1994. We constructed the passenger transportation lines with a total contract value of RMB3.9 billion which are currently integrated parts of the Guangzhou-Shenzhen inter-city commuter network with a maximum operation speed over 200 km/h.

Projects under Construction

Based on our expertise and our recognized brand name, we are actively participating in the construction of China's new passenger railway network. We have undertaken approximately 45% of passenger railway projects currently under construction in China. As of 30 November 2007, the total value of backlog contracts for railway construction was approximately RMB91.7 billion. As of the Latest Practicable Date, we were independently awarded two sections of the Beijing-Shanghai High-Speed Railway Project with a construction contract value of RMB33.7 billion. In addition, we were awarded another section of this project with a construction contract value of RMB14.3 billion through a consortium entered into with China Hydraulic and Hydroelectric Construction Group Corporation, and our share in the total construction contract value is expected to be over RMB5.2 billion. As a result, we expect to be awarded over RMB38.9 billion, or over 46.5%, of the total contract value for Beijing-Shanghai High-Speed Railway Project. Of the four companies awarded the contract for this project, we were awarded the highest proportion of the project in

terms of contract value. The following table sets out the major railway construction projects in which we were involved as of 30 November 2007:

Project name	Commencement date	Expected completion date	Total contract value[1]	Approximate progress as of 30 November 2007	Project description[2]
			(RMB million)		
Beijing-Tianjin Inter-city High-speed Railway	January 2005	July 2008	3,800.0	95%	The railway, which starts from the eastern section of Beijing South Station and extends to Tianjin Station, has a total length of 115.4 km. We are responsible for the second section which accounts for over 50% of the total length of this project.
Wuhan-Guangzhou Passenger Railway Line	June 2005	March 2009	23,900.0	75%	This project is 995 km in total, connecting Wuhan and Guangzhou, including the Changsha-Hengyang Junction. We are responsible for more than 50% of this construction. We are also responsible for the construction of Wuhan Train Station and sections SDIII, SDIV, SJDI, SQDGIII, XXTJI, XXJJIII, XXTJV and XXTJVI.
Zhengzhou-Xi'an Passenger Railway Line	July 2005	April 2009	15,880.0	70%	This railway runs parallel with the Longhai Railway Line, connecting Zhengzhou and Xi'an, and has a total length of 484.5 km. We are responsible for the construction of approximately 300 km of railways and the laying of more than 280 km of tracks. We are responsible for sections ZXZQ02, ZXZQ03, ZXZQ05, ZXZQ07 and KHZQ02.
Shijiazhuang-Taiyuan Passenger Railway Line	June 2005	October 2008	4,300.0	75%	This railway connects Shijiazhuang and Taiyuan and has a total length of 189.93 km. We are responsible for approximately 60% of this project. We are also responsible for sections Z1, Z2, Z3, Z4, Z7, Z8 and Z10.

(1) "Total contract value" as used here is the subtotal of the value of all the relevant contracts already signed by our Company.

(2) "Project description" as used here is general in nature and is for reference purposes only. We may have participated only in certain sections of a project in some cases.

Highway Construction

We are the largest provider of highway construction services in China, with a focus on the construction of freeways as well as bridges and tunnels as part of the constructed highways. Our customers are mainly provincial or municipal transportation divisions and highway development companies. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our revenue generated from the contracting of highway construction projects before elimination of inter-segment sales was RMB35,539.7 million, RMB47,565.4 million, RMB56,925.4 million, RMB50,991.4 million and RMB47,669.8 million, respectively.

Completed Projects

Since our inception, we have constructed more than 100 freeways and highways, located in all provinces, municipalities and regions in China, except Taiwan, with a total length approximately 22,600 km, including the Shenyang-Dalian, Jinan-Qinghai, Taiyuan-Yangquan, Xuanwu-Dalian, Tongjiang-Sanya, Chengdu-Chongqing, Beijing-Zhuhai, Beijing-Shanghai, Beijing-Fujian, Beijing-Shenzhen, Beijing-Chengde and Jiangxi-Guangdong freeways. We have completed the following landmark highway projects in recent years:

- *Beijing-Zhuhai Freeway*: This two-way, four-lane freeway is 2,291 km long and connects Beijing with Guangzhou and Zhuhai, two important cities in southern China. It is the main section of China's first national freeway. We completed part of the groundworks for this project in 2003, which had a total contract value of RMB1.45 billion;
- *Shenyang-Dalian Freeway*: This freeway was China's first freeway and was later expanded to become its first eight-lane freeway. It is 375 km long and connects Shenyang and Dalian, two major cities in northeastern China. We completed the groundworks for this freeway in 1990, which has a total length of 28 km and a contract value of RMB69 million. We also participated in the expansion project for this freeway, which was completed in 2004 and had a total contract value of RMB1.2 billion; and
- *Jinan-Qingdao Freeway:* This freeway connects Jinan and Qingdao, crossing over Shandong Province and linking other inland cities with the sea harbor. We have constructed 90 km of this freeway, which was completed in 1993 with a total contract value of RMB450 million and is of significant importance to the economic development of Shandong Province.

Projects under Construction

As of 30 November 2007, the total value of backlog contracts of highway construction was approximately RMB42.4 billion. The following table sets out the major highway construction projects in which we were involved as of 30 November 2007:

Project name	Commencement date	Expected completion date	Total contract value[1]	Approximate progress as of 30 November 2007	Project description[2]
			(RMB million)		
Punan Freeway	October 2005	October 2009	6,600	70%	This freeway has a total length of 244.5 km and consists of 99 large- or mid-sized bridges and 24 tunnels. We constructed all three sections of this project. We are responsible for sections A, B and C.
Beijing-Tianjin No. 2 Passage	December 2005	December 2008	1,300	90%	Connecting Beijing and Tianjin, this freeway has a total length of approximately 135 km. We constructed five sections of this project. We are responsible for sections 3, 5, 6 and 10.
Quanzhou-Sanming Freeway	January 2006	June 2008	4,400	75%	This freeway has a total length of 265 km. The total investment of the project is estimated to be approximately RMB15 billion. It is an important part of the freeway network planning of Fujian Province. We are responsible for 15 highway sections and have completed construction of 13 sections.

(1) "Total contract value" as used here is the subtotal of the value of all the relevant contracts already signed by our Company.

(2) "Project description" as used here is general in nature and is for reference purposes only. We may have participated only in certain sections of a project in some cases.

Bridges

We are a market leader in the provision of bridge construction services in China. We achieved a leading position internationally in bridge construction technologies, such as those for the construction of cable-stayed bridges, cable supported bridges, light rail PC beams and high-precision maglev track beams. We are currently the only company in China possessing proprietary knowledge of high-precision maglev track beam manufacturing technology. We also mastered the advanced box-beam and mobile frame construction and assembly technologies. We successfully increased the maximum weight of our bridge beam construction technology to 900 tonnes and extended bridge spans from less than 200 m to operating spans of 430 m and design spans of 580 m. We construct bridges as independent structures or as parts of our railway and highway construction projects. Leveraging our outstanding construction quality and expertise in dealing with complex geographical conditions, and utilizing advanced technologies and equipment such as 900-tonne bridge-erecting machines and 900-tonne mobile modular framework bridge-building machines, we completed the construction of bridges, and in the process, have won national awards for the high quality of these projects. The revenue generated from the construction of bridges that were constructed as part of a railway or highway project was accounted for as revenue from the relevant railway or highway project.

Completed Projects

Since our inception, we have constructed approximately 5,336 km of bridges, such as the Sanchahe Extra-Large Bridge on the Qinghai-Tibet Railway Line, the Wuhu Bridge crossing the Yangtze River, the Yiling Bridge crossing the Yangtze River, the Extra-Large Bridge crossing the Yellow River on the Lingwu Railway Line, the Sea-crossing Bridge on the Xiamen Ring Road, the Songhua River Extra-Large Bridge on the Suijia Railway Line, the Extra-Large Bridge crossing the Qingsuihe River on the Nanning-Kunming Railway Line and the Nanpan River Extra-Large Bridge on the Nanning-Kunming Railway Line. We have completed the following landmark bridges in recent years:

- *Qingsuihe River Bridge of the Nanning-Kunming Railway Line*: This landmark project, which was completed in 1998, measures approximately 260.5 m long, is the first railway bridge in China with a pylon that is over 100 m high. We undertook the construction of the entire project, which has a contract value of RMB68 million. We received the *Luban Award* in 2000 for its construction quality;

- *Huatupo Extra-Large Bridge on the Neijiang-Kunming Railway Line:* The main pylon of this bridge is over 110 m high and the total length of the bridge is over 678.6 m. This project was completed in 2001 with a total contract value of RMB160 million. The project received the *Luban Award* in 2004 and the *China Civil Engineering Zhan Tianyou Award* in 2005;

- *Lizigou Extra-Large Bridge on the Neijiang-Kunming Railway Line:* This 161.1-meter high and 1,031.9-meter long bridge is an important project on Neikun Railway Line, with a main span of over 529 m wide. The project was completed in 2002 with a total contract value of RMB230 million and received the *Luban Award* in 2003; and

- *Shanghai Fengpu Bridge:* This bridge crosses over Huangpu river in Shanghai with a total length of 2.2 km. We completed the construction of this bridge in October 1995 and received the *Luban Award* in 1997 for its construction quality. The total contract value of this project is RMB230 million.

Projects under Construction

Leveraging our outstanding construction quality and expertise in dealing with complex geographical conditions, we are currently constructing the following projects:

Project name	Commencement date	Expected completion date	Total contract value[1]	Approximate progress as of 30 November 2007	Project description[2]
			(RMB million)		
Chongqing YuDong Bridge	February 2005	May 2008	420.0	85%	This is China's first bridge designed for parallel traffic of automobiles and light rail on the same level. We are responsible for the entire construction of this two-way, eight-lane bridge has two lanes for light rail and a total width of 42 m.
Ao Jiang River crossing Bridge on Wenzhou-Fuzhou Railway Line	July 2005	August 2008	486.4	60%	One of the longest railway bridges currently under construction, with a total length of 11.3 km. This project is being constructed utilizing mobile modular framework bridge-building machines, and we are responsible for its entire construction.
Longtan River Bridge on Enshi-Lichuan Freeway	May 2004	June 2008	220.0	95%	The main pylon of this bridge is approximately 178.3 m high, and is one of the highest pylons in Asia. We are responsible for its entire construction.

(1) "Total contract value" as used here is the subtotal of the value of all the relevant contracts already signed by our Company.

(2) "Project description" as used here is general in nature and is for reference purposes only. We may have participated only in certain sections of a project in some cases.

Tunnels

We are one of the leading companies providing tunnel construction services. We construct tunnels as parts of our railway and highway construction projects. Leveraging our outstanding construction quality and expertise in dealing with complex geographical conditions and utilizing advanced technologies and equipment such as the shielding machine and TBM, we constructed or participated in almost all landmark underground projects in China, and are currently constructing China's first undersea tunnel. The revenue generated from the construction of tunnels that are constructed as part of a railway or highway project is accounted for as revenue from the relevant railway or highway project.

Completed Projects

Since our establishment, we have constructed over 5,390 km of tunnels as part of our railway and highway projects. Landmark tunnel projects include the Qinling Tunnel on Xi'an-Ankang Railway Line, the Fenghuoshan Tunnel on the Qinghai-Tibet Railway Line, and the Wushaoling Tunnel on the Lanzhou-Wuhan Railway Line. We have completed the following landmark highway or railway tunnel projects in recent years:

- *Qinling Tunnel of the Xi'an-Ankang Railway Line:* This tunnel consists of two single-line tubes, which are almost parallel to each other. We applied TBM excavation technology for the first time during the tunnel's construction and successfully solved the difficulties created by unfavorable geographical conditions, single-ended ventilation in the tunnel and hard rock blasting. We achieved six new national records in tunnel construction and successfully completed the project

before the deadline. The project was completed in 2000 with a total contract value of RMB750 million. We received the *National Science and Technology Advancement Award* in 2003, the *Luban Award* in 2002 and the *Zhan Tianyou Award* in 2003 for this project;

- *Fenghuoshan Tunnel on Qinghai-Tibet Railway Line:* This tunnel is situated at an altitude of 4,905 m and located in the Fenghuoshan Mountain of the Qinghai-Tibetan Plateau. The tunnel was constructed in permafrost and has been listed in the *Guinness World Records* as the world's highest rail tunnel built in permafrost. The project was completed in 2006 with a total contract value of RMB850 million. We were awarded the second prize of the *National Science and Technology Advancement Award* in 2005 for the project;

- *Wushaoling Tunnel:* This tunnel on the Lanzhou-Wuhan Railway Line crosses through four distinct regions in the high and middle mountainous areas of the Qilian Mountains and is situated at an altitude of over 2,400 m. It is the first railway tunnel to exceed a length of 20 km in China and serves to reduce bottlenecks on the Eurasian Continental Bridge The project was completed in 2006 with a total contract value of RMB200 million.; and

- *Qinling Zhongnanshan Highway Tunnel:* This tunnel crosses through the Qinling Mountains and was the longest double-tube tunnel in China when it was completed in 2007. It was one of the three landmark transportation projects in Shaanxi during the Tenth Five-Year Plan period. The total contract value of this project is RMB910 million.

Projects under Construction

Leveraging our outstanding construction quality and expertise in constructing tunnels with complex geographical conditions, we are currently constructing the following projects:

Project name	Commencement date	Expected completion date	Total contract value[1]	Approximate progress as of 30 November 2007	Project description[2]
			(RMB million)		
Nanjing Yangtze River Tunnel	September 2005	December 2009	2,200	30%	The 6.2 km tunnel connects two districts of Nanjing city. It is currently the longest tunnel crossing the Yangtze River. The diameter of the shield tunneling machine used in this project is also one of the widest in the world. We are responsible for the construction of this entire project.
Xiamen Xiang'An Undersea Tunnel	August 2005	August 2008	783	50%	Xiamen Xiang'an Undersea Tunnel is the first undersea tunnel in mainland China solely designed by Chinese professionals. The tunnel is 9 km long and has an undersea section measuring 6.0 km long. The deepest part of the tunnel is 70 m below the surface of the sea. We are responsible for the construction of sections A2 and A3 of this project.
Shiziyang Tunnel on Guangzhou-Shenzhen-Hong Kong Passenger Railway Line	May 2006	March 2009	1,179	15%	This 10.8 km tunnel is the first underwater railway tunnel in China and the deepest underwater tunnel in China. We are responsible for the construction of section two of this project.

Project name	Commencement date	Expected completion date	Total contract value[(1)]	Approximate progress as of 30 November 2007	Project description[(2)]
			(RMB million)		
Taihangshan Tunnel on Shijiazhuang-Taiyuan Passenger Railway Line	June 2005	August 2008	968	75%	This tunnel has a total length of approximately 27.4 km. We are responsible for the construction of approximately 18 km of this project, which includes sections Z2, Z3 and Z4.
Guanjiao Tunnel	November 2007	November 2012	1,360	10%	Currently, Guanjiao Tunnel is the longest railway tunnel in China, measuring approximately 32.6 km in length. We are responsible for construction of section 5-1 or 17,352m, of the project.

(1) "Total contract value" as used here is the subtotal of the value of all the relevant contracts already signed by our Company.

(2) "Project description" as used here is general in nature and is for reference purposes only. We may have participated only in certain sections of a project in some cases.

Metropolitan Railways

We are a leader in the construction of metropolitan railways in China. We independently constructed the first subway in China — Line One of the Beijing City Subway. We have participated or are currently participating in metropolitan railways projects in all cities throughout China with such projects, including Dalian, Tianjin, Chongqing, Wuhan, Beijing, Guangzhou, Shanghai, Nanjing and Shenzhen. In recent years, our business has significantly developed in the area of metropolitan railways. As of 30 November 2007, we had constructed or participated in the construction of 148 metropolitan railway projects. We have made certain breakthrough achievements in the construction of urban light rail systems, shield tunneling, pile foundation underpinning, large cross-section excavation technology in complex geographical conditions and the utilization of anti-vibration and noise reduction technologies for metropolitan railway lines. Our customers mainly consist of transportation bureaus and transportation system operators of major cities in China. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our revenue generated from the construction of metropolitan railway projects before elimination of inter-segment sales was RMB2,055.3 million, RMB2,690.8 million, RMB4,823.8 million, RMB3,626.2 million and RMB4,424.9 million, respectively.

Completed Projects

We have completed the following landmark tracks and metropolitan railway projects in recent years:

- *Shanghai Maglev Demonstration Line:* In 2001, we participated in the construction of this maglev track, which is the first and only maglev track currently in commercial operation in China. The track recorded maximum train speeds of up to 432 km/h during trial operations. The project was completed in 2002 with a total contract value of RMB540 million. We are currently the only company in China possessing proprietary knowledge of high-precision maglev track beam manufacturing technology and have obtained two intellectual property rights for technologies developed for this project;

- *Beijing Metropolitan Railway Lines:* We have constructed subway routes No. 1, No. 2, No. 5, No. 13 and the Bawangfen-Tongzhou Line of the Beijing Metropolitan Railway Lines System, the combined subway and light rail connecting Beijing Capital International Airport with the city

center of Beijing. The construction of routes No.1 and No.2 was completed in 1989 with a total contract value of RMB1.7 billion. As part of the subway line crosses the city center, we employed underground excavation technology to minimize interference with city center traffic;

- *Chongqing Light Rail:* This is a straddle-type, single-rail transportation system. We used our own PC beam technology, having obtained three patents in the beam body, mold and construction methods, and successfully overcame difficulties such as steep slopes, multiple curves and the manufacture and erection of an S-shape reverse curve PC beam. The project was completed in 2004 with a total contract value of RMB110 million. In 2005, this project received *Top Ten Construction Technology Achievement in China*; and
- *Extension for West-end of No. 2 Subway in Shanghai:* The project is an extension of the west-end of the No. 2 Subway in Shanghai with a total length of approximately 6.1 km. We were engaged as the general contractor and completed the groundworks as well as the construction of the electrical engineering system and railways of all sections between stations. The project was completed in 2006 with a total contract value of RMB3.6 billion.

Projects under Construction

As of 30 November 2007, the total amount of our backlog for the metropolitan railway projects was approximately RMB10.2 billion. The following table sets out the major metropolitan railway projects in which we were involved as of 30 November 2007:

Project name	Commencement date	Expected completion date	Total contract value[1]	Approximate progress as of 30 November 2007	Project description[2]
			(RMB million)		
No. 4 and No. 10 subway lines in Beijing	December 2004 December 2003	April 2008 June 2008	493.0 1,656.0	No. 4: 70%; No. 10: near completion	These new lines will become parts of the metropolitan railway lines in Beijing. We are responsible for sections 8, 15 and 18 of No. 4 subway line and sections 2, 3, 6, 7, 10, 14, 15, 17 and 18 of No. 10 subway line.
Tianjin Communications Hub-Tianjin Station for No. 2 and No. 3 subway lines	December 2005 N/A	September 2009	588.3	No. 2: 40%; No. 3: construction has not commenced	The total construction area is approximately 450,000 m^2. As an important part of Tianjin Communications Hub, the No.1, No.2 and No. 3 lines create the basic skeleton for the Tianjin metropolitan railway lines. We constructed section two of this project.
No. 5 Subway in Guangzhou	March 2005	December 2007	730.0	near completion	This new line is approximately 40.5 km long and we constructed seven sections of this project.
No. 1 Subway in Shenyang	April 2004	July 2008	592.5	40%	This is Shenyang's longest east-to-west transportation channel and has a total length of approximately 22.5 km. We are constructing sections 4, 6, 8, 10 and an extension line for this project.

Project name	Commencement date	Expected completion date	Total contract value[1]	Approximate progress as of 30 November 2007	Project description[2]
			(RMB million)		
No. 1 Subway in Chengdu	June 2006	November 2008	408.9	50%	With a total length of approximately 31.6 km, this line has 23 stations. We are constructing four sections of this project.

(1) "Total contract value" as used here is the subtotal of the value of all the relevant contracts already signed by our Company.

(2) "Project description" as used here is general in nature and is for reference purposes only. We may have participated only in certain sections of a project in some cases.

Water Conservancy and Hydropower Facilities

As one of the few integrated construction companies with a number of Grade A qualifications to construct water conservancy and hydropower facility projects, we have undertaken and participated in the construction of over 100 hydropower facilities, such as the Hydraulic Complex in the Three Gorges of the Yangtze River, the Hydraulic Complex in Xiaolangdi of the Yellow River, a water conduit project from Luanhe River to Tianjin, a water conduit project from the Yellow River to Shanxi, and the South-to-North Water Transfer Project. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our revenue generated from the construction of water conservancy and hydropower facility projects before elimination of inter-segment sales was RMB3,223.1 million, RMB3,846.3 million, RMB4,958.2 million, RMB4,410.8 million and RMB5,448.3 million, respectively.

Completed Projects

We have completed the following landmark water conservancy and hydropower facility projects in recent years:

- *Water conduit project from Luanhe River to Tianjin:* This project is a major national project in China. The total length of the construction is approximately 234 km with a 9.7 km long water diversion tunnel. We completed over 8.1 km of the tunnel for this project and have received the *Gold Prize of the National Excellent Project* for the quality of our construction. The project was completed in 1984 with a total contract value of RMB170 million;

- *Water conduit project from Datonghe River to Qinwangchuan:* This project was constructed for the agricultural use of water for 860,000 acres of lands in the middle-west of China and was completed in 1993. As an important water conduit project of national level in China, it has 75 km of tunnels and 12 km of other water conduits. We have constructed tunnels over 29.2 km long with a total contract value of RMB160 million; and

- *Section 3 of the water diversion and power generation system project for Jiudianxia Hydraulic Complex*: This multi-functional water conservancy project is located in Gansu Province and provides water for industry and agricultural use to nearby cities. The project was completed in 2007 with a total contract value of RMB110 million. We employed TBM for the construction of the project.

Projects under Construction

As of 30 November 2007, the total amount of our backlog for the water conservancy and hydropower facility projects was approximately RMB 6.4 billion. The following table sets out the major water conservancy and hydropower facility projects in which we were involved as of 30 November 2007:

Project name	Commencement date	Expected completion date	Total contract value[1]	Approximate progress as of 30 November 2007	Project description[2]
			(RMB million)		
Water diversion tunnel for No. 2 Jinping Hydropower Station on the Yalong River	May 2007	December 2014	4,573.8	10%	This water diversion tunnel will be the largest water conservancy and hydropower facility in the world. The diameter of the TBM we are using to construct this tunnel is approximately 12.4 m. We are responsible for the construction of sections C4 and C5 of the water diversion tunnel, which has an aggregate length of approximately 52 km.
Middle alignment of the South-to-North Water Transfer Project	August 2004	April 2008	2,050.0	40%	The middle alignment of this major infrastructure construction project directs water from the Danjiankou Water Conservancy to the Beijing and Tianjin area. The main section of this project is approximately 1,427 km long and provides water for an area as large as 5,876 km^2. We are responsible for the construction of 13 major difficult sections of this project.
Water diversion and power generation system for Shuiboxia Hydropower Station on the Bailongjiang River	September 2006	July 2008	91.1	62%	This project contains water diversion facilities, including a tunnel and multiple bridges. The total length of the construction is approximately 4.2 km long, and we are involved in section C1 of this project.
D&B1 and D&B2 section of the water diversion projects for the Dahuofang Water Reserve in Liaoning Province	October 2003	June 2009	188.5	near completion	This project is a major national project in China. The total length of the construction is approximately 234 km. We completed approximately 14.0 km of the water diversion tunnel for this project.

(1) "Total contract value" as used here is the subtotal of the value of all the relevant contracts already signed by our Company.

(2) "Project description" as used here is general in nature and is for reference purposes only. We may have participated only in certain sections of a project in some cases.

Other Construction Projects

We also participated in the construction of other types of projects, such as electric engineering, airport, port and municipal construction projects.

We are pursuing opportunities for construction or reconstruction of airports, train stations and ports. Although we occupy only a small market share in these markets, we expect that these businesses will generate

substantial profits in the future. Our major customers in these markets are the transportation divisions of provinces and cities, administrators of airports and ports, and construction project entities established and managed by central or local governments. We have designed and/or participated in the construction of over 30 airport projects as well as many ports and train stations, such as the Beijing International Airport Terminal 3, Hongqiao and Pudong Airports in Shanghai, Huanghua Airport in Changsha, Meilan Airport in Hainan, Wenzhou Airport, Jiangbei Airport in Chongqing, Qingdao Harbor Project, the new Guangzhou Train Station and the new Wuhan Train Station. We won the *Luban Award* for the construction of Wenzhou Airport, Jiangbei Airport in Chongqing and Dayaowan Phase I of Dalian Port.

We also participate in real estate construction projects for municipalities. The experience gained from such projects enhances our competitiveness in this area. The Sinosteel Mansion we constructed was recognized by the Beijing Municipal Construction Committee as a project meeting leading international standards. We received *Luban Awards* for our other projects, such as The Library of the Chinese Academy of Science in Beijing, the Natural Science Buildings Group of Beijing University and the Headquarters of the China Construction Bank, or Xinda Finance Tower.

Map below shows the locations of part of the projects currently under construction in the domestic market:



Overseas Construction Projects

In recent years, we have been the fastest-growing Chinese construction contractor in the overseas infrastructure construction market in terms of growth of new contract value. We aim to develop our overseas construction operations diligently. We conduct our overseas operations mainly through our subsidiary, CCECC, which was established in 1979 and is one of the first Chinese companies to enter into the international construction market. CCECC was formerly a foreign aid office of the MOR that organized and implemented the Tanzania-Zambia Railway Project, China's largest foreign aid project at the time. CCECC

specializes in railway construction, including construction, design and consultancy, and cooperative labor arrangements in overseas countries and territories. In 2007, 49 Chinese construction companies were elected among the Top 225 International Contractors, with CCECC alone ranking 82nd in terms of construction revenue generated outside of the home country (the PRC) in 2006. We have developed our operations in overseas markets by leveraging CCECC's strength and presence in such markets since it was injected into our Company in February 2004 and by building upon our own design and construction expertise and the expertise of our other subsidiaries. Over the years, we have gradually established "CRCC" and "CCECC", the two brand names we own, and our reputation in the international construction industry. We have established 31 representative offices, project engineering departments and branch offices, including branch offices in Hong Kong and Macau and other countries and territories in Asia and Africa, affiliated companies in Oman, Dubai, Thailand, Saudi Arabia, Nigeria and Botswana, a branch office in Algeria, headquarters for construction projects in Angola and a construction division for projects in Israel. The main businesses of these branches and subsidiaries consist primarily of the provision of construction and survey, design and consultancy services. We have achieved prominent status in countries and territories such as Hong Kong, Algeria, Nigeria, the United Arab Emirates, Tanzania and Botswana. We have completed 287 overseas projects, and are currently engaged to provide construction services for 137 overseas projects located in 27 different countries and territories. We have participated in many cooperation projects in countries with abundant energy resources, and completed feasibility research for construction of new railway lines in Angola, Ghana, Benin and Nigeria. Our efforts have established a solid foundation for our further development in overseas markets.

As a non-U.S. corporation with operations in various parts of the world, we engage in activities in and with parties from certain countries in which U.S. laws prohibit the engaging in business activities by U.S. citizens and other persons subject to U.S. laws, including, in some cases, foreign persons and corporations. We conduct business in Sudan, a country that is currently, and during the years ended 31 December 2004, 2005 and 2006 has been, subject to sanctions administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"). No U.S. individuals employed by us or U.S. companies with which we conduct business are involved in the supply of our products and services in the countries subject to OFAC sanctions, and we are not involved in re-exporting goods of U.S. origin to countries subject to U.S. trade sanctions. We note that any past or future business activities conducted in Sudan could prevent us from pursuing business opportunities in the United States or obtaining financing from the United States. In the years ended 31 December 2005 and 2006 and the eleven months ended 30 November 2007, revenue generated from our construction projects in Sudan was approximately RMB39.9 million, RMB58.8 million, and RMB70.4 million, representing approximately 0.05%, 0.05% and 0.05% of our revenue in the same period. We did not generate revenue from projects in Sudan in the year ended 31 December 2004. Although the relevant regulations are generally applicable only to U.S. persons and certain other persons subject to U.S. jurisdiction and therefore have a limited effect on us, they may potentially affect our ability to obtain investments or other financing from U.S. persons.

We will not use any of the proceeds of the Global Offering to fund activities that a U.S. corporation would be prohibited from undertaking under sanctions administered by OFAC. We, through our Strategic and Investment Committee of the Board of Directors, will closely oversee the use of proceeds so that they are utilized according to approved plans which do not involve any projects or plans in OFAC countries.

For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our revenue generated from overseas construction projects was RMB1,417.3 million, RMB2,167.7 million, RMB3,516.6 million, RMB3,221.7 million and RMB4,983.2 million, respectively. As of 31 December 2004, 2005 and 2006 and 30 November 2007, the total amount of our backlog for the overseas

construction was approximately RMB3,010.0 million, RMB9,116.0 million, RMB42,014.0 million and RMB116,953.7 million, respectively. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2007, our new contract value from overseas construction amounted to approximately RMB3,761.7 million, RMB12,908.9 million, RMB43,615.1 million and RMB89,083.6 million, respectively.

Overseas Construction Projects

Significant overseas projects completed by our Company include:

- *Hong Kong West Rail:* One of the largest infrastructure construction projects in Hong Kong, the project was owned by the Kowloon-Canton Railway Corporation (KCRC), which is now a part of the MTR Corporation Limited. We have participated in the construction of Tuen Mun Station, Sui Hong Station, Yuen Long Station, Long Ping Station and four sub-sections of the north rail section. The project was completed in 2003 and the total contract value was approximately HK$4.9 billion;
- *Construction and maintenance of the Nigeria Railway System:* We participated in the maintenance and construction of the Nigeria Railway System. We also supplied locomotives for the Nigeria Railway System and provided training programs for local technicians. The project was completed in 2003 and the total contract value was approximately RMB4.4 billion;
- *Macau Parliament Building:* For this landmark building in Macau with a total construction area of 17,500 m^2, we constructed the main structure and undertook the decoration works. The project was completed in 1999 with a total contract value of 112.4 million patacas;
- *East Wing of the Venetian Casino in Macau:* The East Wing of the Venetian Resort project, where the casino and mall are located, was completed in 2007. We worked with other parties jointly as the general contractor on this project. The total contract value of this project was 101 million patacas; and
- *Tanzania-Zambia Railway Project:* The Foreign Aid Office of the MOR, the predecessor of CCECC, our subsidiary, organized, designed and constructed this project on behalf of the PRC Government. This project involved the construction of a 860-km railway line, 320 bridges, 22 tunnels, two large locomotive plants, one training center and approximately 376,000 m^2 of buildings. This project was completed in 1975 with a total contract value of RMB988 million.

Since 2005, we have broken the record of overseas contracting construction contractual value consecutively: (i) construction of a high-speed railway in Turkey, a joint construction project led by our Company valued at U.S.$1.27 billion; (ii) a construction project for the central and western sections of the Algerian East-West Expressway, which is a joint project with the CITIC Group pursuant to a standard contract valued at U.S.$6.25 billion; and (iii) Nigeria's Lagos-Kano Railway Modernization Project with a total investment of U.S.$8.3 billion, which is the largest project ever tendered by a Chinese construction company in the international market. By 30 November 2007, our new overseas contract value amounted to RMB89,083.6 million. The following table sets forth significant overseas projects in which we were engaged as of the Latest Practicable Date:

Project name	Commencement date	Expected completion date	Total contract value[1]	Approximate progress as of 30 November 2007	Project description[2]
			(U.S.$ million)		
Algerian East-West Expressway Project.......	March 2007	October 2010	2,243.7	5%	We are responsible for the construction of the central section of this project, which has a combined length of 528 km. We won the bid for this project as part of a consortium with CITIC Group.
Nigeria's Lagos-Kano Railway Modernization Project.......	February 2007	February 2011	8,300.0	1.5%	We currently provide survey, design, construction and 5-year maintenance services for this multi-track railway between Lagos and Kano, which measures 2,733 km.
Saudi Arabia North-South Railway Line CTW200 Section	April 2007	July 2010	523.6	2.5%	The first railway project in Saudi Arabia to be contracted by a Chinese contractor. We are responsible for the section between Bauxte to Nafud, which is approximately 435 km long.
Israel Camel Tunnel.......	June 2007	September 2009	89.3	7%	This tunnel is situated in the center of Israel's Haifa City and measures 9.6 km. It is the longest tunnel among all freeway tunnels currently under construction in Israel, and we are responsible for the entire project.
Turkey Ankara — Istanbul Railway Reconstruction Project.......	N/A	28 months after commencement	1,270.0	construction has not commenced	This project is the first high-speed railway project obtained by a Chinese enterprise in the overseas construction market. The railway line is approximately 157 km long. We are responsible for the railway lines between Istanbul and Ankara.

(1) "Total contract value" as used here is the subtotal of the value of all the relevant contracts already signed by our Company, excluding the contract value belongs to other parties.

(2) "Project description" as used here is general in nature and is for reference purposes only. We may have participated only in certain sections of a project in some cases.

In February 2008, we won contracts to participate in the construction of the Libya Seaside Railway Line and the Libya North-South Railway Line. The total contract value is approximately U.S.$2.6 billion. The Khoms — Sirt section of the Libya Seaside Railway Line will be the main west-east railway line of Libya and serve cargo and passenger transportation. The Alhishe-Sabha section of the Libya North - South Railway will mainly serve the transportation of iron ores from Sabha area to the northern shore city, Misratah, as well as to facilitate north-south passenger transportation. Both projects will commence in June 2008 and are expected to be completed within four years from the date of commencement.

The map below shows the projects involving our Company which are currently under construction in overseas markets:



Qualifications

Currently, we hold a broad range of construction qualifications through 137 of our subsidiaries, including: (i) special qualifications to conduct general contracting through 18 subsidiaries; (ii) Grade A qualifications to conduct general contracting through 98 subsidiaries; and (iii) Grade A qualifications to conduct specialized contracting through 21 subsidiaries. Our qualifications enable us to undertake 44 different types of construction projects including, but not limited to, railway, highway, metropolitan railway, water conservancy and hydropower facility, industrial and civil construction and municipal projects.

The following table sets forth the number of qualifications we held as of 30 November 2007:

	Special qualifications to conduct general construction contracting services	Grade A qualifications to conduct general construction contracting services	Grade A qualifications to conduct specialized construction contracting services	Qualifications to conduct specialized construction contracting services(1)
Railway projects	17	18		
Highway projects		67		
Real estate projects	2	50		
Bridge projects			83	
Tunnel projects			75	
Metropolitan railway projects				17(1)
Water conservancy and hydropower facility projects		20		
Others		96(2)	166(3)	
Total	19	251	324	17

(1) There is no sub-category for qualifications to provide specialized construction contracting services for metropolitan railways.

(2) Includes 96 Grade A qualifications to conduct general construction contracting services for municipal projects.

(3) Includes 56 Grade A qualifications to conduct specialized construction contracting services for highway foundation projects, 30 Grade A qualifications to conduct specialized construction contracting services for highway surface projects, 13 Grade A qualifications to conduct specialized construction contracting services for railway track placement and beam erection projects, 8 Grade A qualifications to conduct specialized construction contracting services for railway electrification projects, 18 Grade A qualifications to conduct specialized construction contracting services railway electrical engineering projects, 21 Grade A qualifications to conduct specialized construction contracting services for steel structure construction contract and 20 Grade A qualifications to conduct specialized construction contracting services for mechanical and electrical equipment installation projects.

Technology, Research and Development

Our key technologies utilized in our construction operations include: (i) technologies used for the design and construction of plateau railways and passenger railways; (ii) construction and maintenance technologies for electrified railways; (iii) construction and instalment technologies for maglev track beams; (iv) design and construction technologies for freeways; (v) technologies for the manufacture of bridge construction and erection machines; (vi) construction technologies for bridges with high pylons and large spans; (vii) construction technologies for tunnels in complex geographical conditions; and (viii) design and construction technologies for large-scale civil buildings and large water conservancy and hydropower facilities. With our advanced technologies and strong research and development capacities, we have successfully obtained 87 patents and 67 National Construction Methods in China.

Construction Equipment and Facilities

We own and use a large variety of advanced machinery and equipment to provide construction services for railway, highway, metropolitan railways, electrified railway and other projects, including the following key equipment:

- We own a large number of 900-tonne concrete-box-beam carriers, 900-tonne bridge erecting machines, 900-tonne girder erecting machines and mobile bridging machines in PRC, which are crucial to construction of bridges as a part of passenger railway lines;

- We own the majority of non-ballast track construction equipment specially designed for construction of passenger railway lines in the PRC, to which we own independent intellectual property rights;
- We own a large number of shield tunneling machines, which are essential to the construction of railway and tunnel projects; and
- We own a large portion of overhead contact line construction equipment in PRC, which is crucial to the construction of electrified railway projects.

As of 30 November 2007, we own more than 41,000 units of equipment that we used in our construction business. The following table sets forth details of the major equipment we utilize for our construction:

Name	Number (unit)
Shield tunneling machines	31
TBM	1
Tunneling backhoe loaders	71
900-tonne concrete-box-beam carriers/900-tonne bridge erecting machines/900-tonne girder erecting machines/mobile bridging machines	41/36/41/138
Hydraulic rock drilling machines	23
Asphalt pavers	69
Heavy rail cars/electrified operating machines/electrified wire barrow/rail cranes	59/117/33/58
Non-ballast track construction equipment specially designed for construction of passenger railway lines	42
Hydraulic excavators	654
Wheeled loaders	779

We also own and operate a number of concrete pre-fabrication plants and steel structure manufacturing plants for the manufacture of various pre-fabricated components commonly used in our construction projects, including steel beams, segments of shield tunnels and sleepers.

Business Models, Contract Procedures and Contract Terms

Business Models

The business models adopted in the construction industry in China mainly include:

- *Construction contracting*, by which the contractor performs the constructions work in accordance with the construction plan and design supplied by the customers and is generally only responsible for the construction work. The project owner is generally responsible for the procurement of raw materials and controls the project timetable.
- *Project management contracting*, by which the contractor performs the construction contract in accordance with the designs and timetable supplied by the designers and project owner. The contractor generally takes full responsibility for the project while it is allowed to subcontract part of the project to third parties. During the construction process, the project owner will supervise the construction work with the assistance of the designers or retain a supervisor to monitor the progress of the project. Project management contracting is usually adopted by middle- to large-scale construction enterprises.

- *Engineering, procurement and construction, or EPC,* by which the contractor undertakes all or part of the survey, design, procurement, construction and trial operations on a turnkey basis. An EPC contractor is responsible to the project owner for the quality, time progress and costs of the construction. EPC is generally the model adopted in the global construction market.

The business models we adopt in our construction operations mainly include construction contracting, project management contracting and EPC. During the Track Record Period, substantially all of our projects are contracted based on project management contracting, either in terms of number or contract value of projects. However, we are leveraging our integrated survey, design and consultancy and construction expertise to develop the EPC model as our key business model.

Business Procedures and Contract Terms

We have developed a comprehensive set of business procedures for our construction operations, key points of which are set out as follows:

Evaluation of projects

We establish tendering departments to accommodate our project bidding needs. Members of these tendering departments include our management and professional personnel who are familiar with the technology, proposal, contract terms and budgets related to bidding. After obtaining the information for bidding and performing an initial assessment of facts including our qualification to undertake the project, sufficiency of our resources and costs and profitability of the project, the tendering department will make an initial judgment on whether to proceed. If the tendering department reaches a favorable decision on a project, they study the bidding documents and relevant criteria and prepare for the bidding. Following a determination of which projects to pursue, the tendering department evaluates factors such as the natural, economic and social conditions of the project, project size and location, duration, availability of personnel, equipment required to undertake the project, the cost and predictable life of such equipment, credit analysis of our customers, the terms of payment, current backlog, competitive advantages and disadvantages, prior experience, status of competitors and negotiation with counterparties in order to accurately estimate construction costs or profits, evaluate bidding risks and develop bidding strategies. This assessment will need to be reviewed and approved by the relevant internal controls department, consisting of accounting, legal, financing and auditing personnel, of the subsidiary that will engage in the projects before we proceed. Generally, the review and approval of assessments of large projects with a contract value exceeding RMB1 billion will be submitted to and reviewed by our senior management and higher level holding companies.

Submitting pre-qualification materials

Upon determining which projects to pursue and before the negotiation or acceptance of our bid for the respective projects, we are generally required to complete a pre-qualification process with the relevant project owner. Project owners generally require us to meet certain qualification requirements before they will negotiate or accept our bid for a project. The pre-qualification process may require that we submit information concerning our financial condition, past professional experiences and the availability of our personnel and equipment before the submission of our bid.

Bidding

After meeting the pre-qualification requirements for a project, we carry out a detailed study of the relevant project before submitting a bid. This generally involves a study of the technical and commercial conditions and requirements of the tender, followed by a site visit. Our tendering departments also invite quotations from suppliers and subcontractors for various items or activities relating to the tender. Our tendering departments analyze the information collected to arrive at the cost of items included in our bill of quantities, which is then marked up accordingly to arrive at the bidding price presented to the customer.

Signing contracts

Our technical and business personnel work in coordination for the negotiation and signing of contracts. Generally, we enter into standard forms of contracts promulgated by the relevant construction authorities for particular types of projects. Most of our contracts are awarded and carried out on a fixed-price basis with a pre-determined timetable for project completion, and our bids are therefore also prepared on this basis. Such contracts generally commit the contractor to carry out the construction in accordance with the rules of quantity calculation, the technical standards and the completion requirement as prescribed in the bidding documents. Some contracts contain escalation or risk-sharing clauses to cover increased raw material costs.

Estimating the costs involved in a fixed-price contract is crucial to our profitability. We carefully estimate the costs of a project prior to submitting our bid. Our estimates rely on both the project owners' estimates of required materials and our own experience in estimating project costs. There are a number of factors that can influence the final project costs as compared to the original bidding price. The most important of these include site and environmental conditions that differ from those assumed in the original bid, geographic location of the project, availability and pricing of raw materials, accuracy of the bidding price and inclement weather conditions.

The measures we take to control projects costs include, subject to the requirement for guaranteed timetable and standard of quality, the monitoring and allocation of the relevant resources and expenditures during the course of construction, the strengthening of financial and accounting management to correct any possible deviation, and the controlling of expenses accrued within the estimated project costs to meet our cost estimates.

Construction designs and blueprints

Construction designs and blueprints are key parts of EPC contracts, which include executive summaries of design, interpretation of ground plans and layouts, overall estimated budgets, budgets for particular construction sections, calculations and relevant design software. Design annotation shall follow the completion of designs and blueprints and the designer or design department must, after the designs and blueprints are determined to be in compliance with the requirements of and approved by the project owner and upon delivery of the construction project designs, give a detailed explanation of relevant design documents as required by law. The content of the design annotation must include a general introduction to the designs and an explanation of the designs, special construction requirements, architecture, structure, construction methods and equipment, possible difficulties and common issues in the process of construction.

Construction, measurement and calculation

Construction, measurement and calculation are key to a project. First, a project department is established. The contractor and owner subsequently conduct on-site confirmations of control points and

inspection surveys. They then arrange the construction organization in accordance with designs and blueprints and the timetable designated by the owner and build temporary facilities. Finally, the construction is executed in accordance with designs and blueprints and monthly or quarterly measurements and calculations are conducted in accordance with the contract. The project department compiles completion documents for the owner's inspection before acceptance and effects the relevant procedures for completion.

Change orders

During the ordinary course of most projects, the owner, and sometimes the contractor, may initiate modifications or changes to the original contract to reflect, among other things, changes in specifications or design, method or manner of performance, facilities, equipment, materials, site conditions and period for completion of the work. The scope and price of such modifications or changes are typically documented in a "change order" to the original contract and reviewed, approved and paid for in accordance with the normal change order provisions of the contract. We are often required to perform extra work or change orders as directed by the customer even if the customer has not agreed in advance to the scope or price of the work to be performed. See "Risk Factors — Risks relating to our business operations — Actual overall risks or costs of our contracts may exceed our initial evaluation and lead to cost overruns, resulting in a reduction in revenues, lower profitability or even losses on such contracts". Performing additional work or change of order may result in disputes over the scope of work originally agreed upon by the parties or the price our client is willing to pay for such additional work. In addition, any delay caused by additional work or change orders may impact the progress of our project and our ability to meet specific contract milestones dates. However, during the Track Record Period, we did not experience any incidents relating to cost overruns that had a material adverse effect on our business, financial condition and results of operations.

Payment terms

Most contracts provide for an advance payment and monthly or periodic progress payments, and completion of each stage of the project is certified by a site engineer and accepted by the project owner. Our projects usually require a minimum advance payment from our customers of 10% of the overall contract sum in accordance with the contract terms for the payment of our raw materials, fuel procurement and labor costs. To ensure the advanced payment is used in due course, our customers may require us to deposit the advanced payment in a bank account designated by the project owner. With respect to such requirement, a letter of credit issued by a bank is generally provided as a substitute.

Most contracts provide for monthly or periodic completion checks and progress payments. At each stage of a project, the project department submits reports on completed construction to both the supervisory engineers and the project owner. The project department then settles the progress payment in accordance with the contract terms and progress reports which have been verified by the owner. In general, the completion of certain stages of a construction are inspected and certified by independent third parties, such as supervisory engineers. We carefully monitor costs throughout the life of a project to protect ourselves against or minimize significant cost overruns.

A substantial amount of our revenue is generated from infrastructure construction projects. We issue our invoices to our domestic customers in accordance with terms specified in the contracts governing the relevant transactions, which generally require payment within one to 30 days after the receipt of an invoice that complies with the relevant laws. To ensure the timely collection of our account receivables and to minimize and avoid the incurrence of bad debts, we have implemented management measures and established collection responsibility and investigation systems to reduce our account receivables. The payment terms for

our overseas projects are similar to those of our domestic projects. We may grant different credit terms to clients based on their credit qualifications. In order to attain a better recovery rate for our trade and bill receivables generated from the overseas market, we require prepayments from time to time from overseas clients before we commence construction on projects. We have also adopted a series of policies and internal controls consistent with those for our domestic collections to monitor the collection of overdue construction payments from overseas clients.

Our accounts receivable management team may consist of different internal departments, including financial, management, engineering, legal and supervision departments, to investigate, monitor, manage and collect our accounts receivable. Through timely confirmation and prompt recognition of the amount for account receivables, stringent collection and loss management measures to reduce the amount of our account receivables, we are able to efficiently enhance our turnover of capital and increase the efficiency of capital utilization. For sales of products and provision of services, a credit period typically ranging from three to six months may be granted to major or long-term customers with good payment histories. Payment from small, new or short-term customers are usually settled shortly after the provision of services or delivery of goods.

During the ordinary course of some of our projects, we may encounter unexpected or unforeseen site conditions which could cause us to incur costs beyond our original estimates. We typically add such extra costs, or project claims, to the overall contract sum and include them as part of the total revenue from our construction operations.

Project bonds

We are generally required under contract to provide the project owner with various bonds throughout the term of the project. When bidding for a project, a bid bond (in the form of a letter of credit, a confirmed check, a money order or cash) is usually required to be delivered with the bid. The bid bond is generally for a fixed amount, or a percentage of the bid price. If we are awarded the project but subsequently elect not to enter into the contract, the project owner can call on the bid bond.

After a successful bid and upon the signing of a contract, the bid bond is returned to us and a performance bond is procured by us and delivered to the project owner. The performance bond is provided in accordance with the requirements specified in the bidding documents or determined by the project owner after the bidding, in the form and amount of cash, performance undertakings or the letter of credit. The performance bonds must represent an amount sufficient to provide us with incentive to perform our contract obligations and is traditionally in an amount equal to 10% of the contract sum presented for payment by the project owner to the relevant issuing bank or finance company if we default. The performance bond is returned to us after the completion certificate is issued and the project owner confirms completion of the contract.

Upon completion of the project, the customer usually withholds an amount equal to 5% of the contract sum as quality bonds. At times, the customer may be willing to accept maintenance bonds from us in lieu of the whole or part of the quality bonds. The maintenance bond will be held by the customer for the duration of the maintenance period, which usually lasts for 24 months after the issuance of the completion certificate.

Consistent with what we believe to be customary practice, we typically provide performance bonds and quality bonds in the amount mentioned above and in the form of letters of guarantee issued by commercial banks. As of 31 December 2004, 2005 and 2006 and 30 November 2007, the project bonds we had amounted to approximately RMB1,774.9 million, RMB1,908.5 million, RMB2,601.5 million and RMB2,883.6 million.

Liquidated damages

Pursuant to our contracts, if a project is delayed through no fault of ours, such as delay caused by inclement weather, technical issues or unexpected complex geographic conditions, we are usually granted an extension equal to such delay. However, if the delay is due to our fault, we are usually required to pay liquidated damages, typically at an agreed rate per day and up to a maximum of 10% of the contract sum. In the case of a delay due to our fault or defective work, the customer may also have the right to appoint a third party to complete the work, and to deduct the additional costs or charges incurred for completion of the work from the contract sum. We implemented a series of project management regulations applicable to each stage of a construction project according to the nature and characteristics of a specific project and the actual needs of the construction, including project implementation, labor management, raw materials procurement and monitoring, quality control to ensure a project could be completed according to the contract terms, particularly with respect to time and scope of work. We have also adopted a strict award and penalty scheme that is applied to our employees as well as subcontractors to ensure that they strictly comply with our project management regulations. We also implement routine and non-routine goal management, responsibility management and on-site inspections to ensure that our employees and subcontractors comply with our project management regulations. In the Track Record Period, we did not experience any material incidents that resulted in material damage to our business. In circumstances where clients modify the agreed scope of work of a project during the construction phase due to a change in design or correction of design errors, we will negotiate adjustments in payment or construction timetables with our customers in accordance with the change in scope of work.

Maintenance

Generally, our contracts provide for a contractual maintenance period of 12 months after the completion of inspection before acceptance and commencing from the date of issuance of the completion certificate for the project. In accordance with the terms of the contract, we are liable for any defects in our work during this maintenance period. However, the period between our completion date and the date on which the project owner completes inspection before completion can be relatively long for certain construction projects. In such cases, we do not assume any responsibility for any defects caused by natural forces.

Project implementation

Our construction units are responsible for carrying out all project activities. The construction units typically prepare and implement a detailed plan and operation manual for the project in accordance with the construction guidelines of our Company and subject to approval of our general engineer and the project owner. The detailed plan and operation manual generally include: (i) a work schedule in line with work conditions and payment schedule; (ii) labor deployment in line with the required skill levels and the estimated number of workers for each type of work; and (iii) programs detailing the work planned for each phase of the project.

The implementation process includes devising a detailed construction plan, procuring materials, delegating work to subcontractors, coordinating with project owners or their consultants, coordinating with our subcontractors and suppliers, and taking charge of the overall management of these works.

We will continue to enhance the management of project implementation in terms of organizational structure, management methods and on-site management measures. We will also continue to refine our management procedures, optimize management details and implement meticulous management mechanisms.

Subcontractors and Joint Ventures

In any given project, we act as the turnkey contractor, a member of a consortium, joint venture partner, or a subcontractor depending upon the requirements of the project and the terms of the awarded contract. In the domestic market, we generally submit tenders for projects on our own to act as the turnkey contractor rather than as part of a joint venture or consortium, because as an integrated construction company, we are able to execute such projects with our own resources. On the international front, we submit tenders for overseas projects both on an individual basis and as a member of a joint venture or a consortium. Where we act as a member of a consortium or joint venture, we share the scope of work and responsibilities with the other consortium members or joint venture partners as defined in the consortium or joint venture agreement, respectively. We normally bear joint and several liabilities to the customer with other members of the consortium or joint venture, as provided for in the consortium or joint venture agreement. We generally undertake construction projects as an independent contractor. In most of our joint construction projects, we enter into a consortium with other parties and decide each party's share of interest through negotiations based on the underlying agreement. Parties will share the revenue according to the share of interests and be jointly liable for the quality of the construction projects.

We act as the turnkey contractor in most projects. When necessary, we subcontract within our Company, employ temporary workers or outsource to independent third-party subcontractors to provide certain services that we are unable to or do not generally provide, or if we require additional labor as a result of manpower shortages or where we are required to accelerate the rate of work on a project. In the year ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our subcontracting costs amounted to RMB8,612.8 million, RMB8,852.7 million, RMB10,707.8 million, RMB9,539.3 million and RMB10,258.7 million, representing 10.8%, 8.6%, 7.4%, 7.4% and 7.5% of our total cost of sales, respectively. Terms of the master contract are reflected in our contracts with subcontractors. We and our subcontractors are jointly liable with regard to work safety on a subcontract. In selecting independent third-party subcontractors, we consider factors such as previous cooperation experience and our evaluation of their performance. We require the same standards of work to be performed by subcontractors as we would expect of work done by our own subsidiaries. We have adopted a stringent testing and recognition mechanism to test and review the qualifications of those subcontractors we consider for retention. In order to ensure the quality of the subcontractor, we observe measures including the implementation of stringent evaluations to monitor quality, performance and credit history of each subcontractor and apply our quality control requirements to monitor and supervise subcontractor through construction. In addition, pursuant to either our contracts or applicable laws, we are ultimately liable to project owners for the entire construction project and, as such, we maintain close supervision over our subcontractors' performance to ensure high-quality work. We maintain a list of preferred subcontractors that is regularly reviewed and updated. We also maintain long and close relationships with reliable subcontractors through training programs and technical cooperation arrangements.

Seasonality

Our construction business is subject to seasonality, mainly due to the vast territory of China and the different climate conditions of various regions in which we operate. We typically record higher revenues between July and December relative to revenues recorded between January and June. We attribute this seasonality to the effect that the winter months (generally from January to March) have on our construction operations in the northern part of China as well as the effect of the Chinese New Year during which some of our projects and construction are halted. We anticipate that, as we improve our technology and equipment, we

may gradually overcome seasonality in our business operations. Nevertheless, we may still experience cost increases or delays in progress when conducting our business operations during particular seasons.

Raw Materials and Suppliers

We adopt three different methods of procurement for our construction operations, namely, procurement by owner, procurement controlled by owner and procurement by contractor, in accordance with different provisions under our construction contracts. The raw materials we use for infrastructure construction include steel, cement, explosives, waterproofing materials, admixtures and track materials.

In general, certain raw materials such as steel, explosives, wood and cement are purchased by the project owners. Under the procurement by owner method, we compile a list for the main raw materials required for our construction and then submit the list to the owner. After the owner confirms such list, the owner becomes responsible for the purchase of raw materials.

Procurement controlled by the owner means that the owner will first supervise the contractor in the organization of the bidding and determination of the raw materials supplier, then the contractor will negotiate business terms and enter into a purchase agreement with the suppliers designated by the owner.

Most of our contracts are fixed-price contracts under which we are responsible for procuring raw materials. The procurement costs consist of part of our construction costs and the owner will not refund the payments already made for raw material procurement.

Currently, our purchases are made through decentralized procurement, whereby each procurement department of our construction subsidiaries is independently responsible for calculation and procurement of the raw materials required for projects undertaken by the respective subsidiaries. However, in recent years, we have been promoting centralized procurement. Centralized procurement may lower our procurement costs, ensure consistent quality of raw materials and increase our rate of return. We expect to increase our centralized procurement of raw materials significantly.

By entering into long-term purchase agreements or strategic alliances with our suppliers, we believe that we have maintained stable relationships with our main suppliers of raw materials, enabling us to secure reliable supplies of raw materials used in infrastructure construction. We manage the fluctuation of raw material costs through our stable relationships with our suppliers. We also believe that the raw materials we purchase are fungible commodities. In addition, we conduct logistics and materials supply businesses and therefore anticipate that it will not be difficult to procure sufficient raw materials. However, we may still be subject to risks of price fluctuation of raw materials. See "Risk Factors — Risks relating to our business operations — We may be unable to continue to procure an adequate supply of raw materials and energy supplies at acceptable prices and quality in a timely manner".

Electricity and fuel are the main types of energy we use. We obtain water supplies from local sources depending on the location of our projects. During recent years, we have not encountered any significant shortages of electricity, fuel or water supply.

For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2007, approximately 0.51%, 0.61%, 0.38%, and 0.38% respectively, of our cost of sales of our Company as well as of our construction business, was attributable to purchases from our largest supplier. For the same periods, approximately 1.11%, 0.99%, 0.73%, and 1.45%, respectively, of our cost of sales of our construction business was attributable to purchases from our five largest suppliers which are all state-owned enterprises.

All of the above five largest suppliers are independent third parties. None of the Directors or Supervisors, their respective associates or any shareholders of our Company holding more than 5% of our issued capital, to the knowledge of our Directors, held any interest in any of the above five largest suppliers as of the Latest Practicable Date.

Marketing and Customer Relationships

Our largest customers of our domestic construction operations are primarily business entities, such as project companies, set up and managed by central and local governments. The largest customers of our overseas construction operations are primarily governmental and semi-official entities.

Infrastructure projects usually adopt the open bidding process, inviting the participation of qualified construction companies. After obtaining the relevant information for projects and conducting the evaluation process, our Company and our subsidiaries will, either separately or collaboratively through consortiums or our joint ventures, participate in the bidding.

With our integrated capacity and reputation, we maintain close relationships with our customers. We work closely with professional institutions and consulting companies to obtain significant project information and potential business opportunities. We also designate specific personnel to observe public bidding announcements of significant construction projects.

For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2007, approximately 1.6%, 2.7%, 3.0%, and 3.6%, respectively, of our revenue from our construction business was generated from sales made to our largest customer for our construction business. Our five largest customers for our Company are all state-owned enterprises and are also our five largest customers for our construction business. For the same periods, approximately 4.6%, 7.5%, 10.2%, and 12.8%, respectively, of our revenue from our construction business was generated from sales made to our five largest customers for our construction business.

All of our five largest customers are independent third parties. None of the Directors or Supervisors, their respective associates or any shareholders of our Company holding more than 5% of our issued capital, to the knowledge of our Directors, held any interest in any of the above five largest customers as of the Latest Practicable Date.

Industry Trend and Our Competitive Position

Our own strengths, as well as market factors, have an impact on the opportunities for us to undertake major infrastructure construction projects. Our strengths include our industry experience qualifications, capital, financing resources, level of technology and technical expertise, equipment, quality of manpower and brand name. Market factors include government policies, regulatory environments, economic development and price levels. We believe that, by leveraging our strong capacity, advanced equipment and technologies, as well as our outstanding management, design and construction team, we are well-positioned to compete in the domestic market and certain overseas markets.

Domestic Market

The PRC construction industry, except railway construction, is generally fragmented. Industry participants primarily include state-owned enterprises, international construction companies and a small number of private enterprises. The industry is currently experiencing a trend towards consolidation whereby smaller enterprises are acquired by larger companies. We believe that the trend will eventually lead to

participation by only a small number of large construction enterprise groups in large-scale infrastructure constructions projects, and we believe we will be one of the primary participants for such projects. Meanwhile, certain foreign construction companies have expanded their businesses in China through joint ventures or foreign investments. However, due to regulations restricting the participation of foreign construction companies, competition posed by international market participants is not yet significant. We believe that our Company is in a favorable competitive position.

Our primary competitors in the domestic market include large construction enterprises with whom we share similarities in terms of capital resources, technological abilities, employee qualifications and brand names, such as China State Construction Engineering Corporation, China Railway Engineering Corporation and China Communications Construction Company Limited.

The business model of the construction industry has evolved from the construction contracting model to the project management contracting and EPC models, and the tendency towards splitting major construction projects into distinct phases to be worked on by different contractors has noticeably decreased. A single contractor may now be required to undertake all of the design and construction work up until the delivery or transfer of the project. Given the trend away from segmenting the work on construction projects and the preference to hire fewer contractors to perform larger portions of the work on major construction projects, competition among construction companies will continue to intensify. The competition among market participants in China is increasingly focusing on professionals and construction technology employed by construction enterprises as well as the capacity to provide clients with comprehensive services, including survey, design and consultancy.

With the rapid development of China's economy and accelerated urbanization, we believe there will be an increasing demand for infrastructure construction, particularly of railways and highways. Relying on the advantages we have in terms of business scale, technology and experience, and in particular our ability to operate extra large and complicated projects, we believe that we will be able to maintain our current leading position in China's construction market and achieve sustainable development.

Overseas Market

In 2006, our turnover from our overseas construction business and new contract value increased by 62.2% and 237.9%, respectively, from 2005. PRC companies are now invited to participate in construction projects in more foreign countries and territories than in the past. As a result of the PRC Government's "going out" strategy encouraging domestic Chinese contractors to take part in overseas construction projects, an increasing number of PRC construction companies with whom we share similar levels of technical expertise and construction experiences are entering into the international construction market. Consequently, we face intense competition not only from foreign but also from large Chinese construction contractors when contending for the leading position in overseas markets.

Currently, large-scale contractors in Europe, the U.S. and Japan may have an advantage with respect to technologies, patents, financing resources and management expertise. The capacity to deliver comprehensive construction services, including survey, design and consultancy services to customers and the ability to implement modern management for maximum profit is vital to remain competitive in the international construction markets. We will continue to improve our competitive edge through our attractive labor costs and prices and our ability to provide large track maintenance machinery and advanced technologies. With the increase in division of expertise and project responsibilities promoting cooperation among companies in the construction sector, we intend to compete with other competitors by continuing our

collaboration with foreign companies possessing stronger management expertise or by forming consortiums with local contractors in foreign countries.

The construction industry is becoming increasingly highly regulated following certain administrative measures progressively promulgated by the PRC Government. In addition, the PRC Government is encouraging PRC companies to undertake overseas contracting projects and has recently committed to contributing more to the infrastructure development in Africa. We believe these policies will further improve and increase overseas opportunities for Chinese contractors. These measures have enhanced the competitive strength of overseas Chinese contractors, including our Company. Under such policies and with our continued development and strengths, we believe we can strengthen our position and increase our market share in the international arena.

SURVEY, DESIGN AND CONSULTANCY OPERATIONS

Overview

Survey, design and consultancy operations are one of our main businesses. As of 30 November 2007, we owned four Grade A1 (甲一級) railway construction design and research institutes out of only seven in China, namely, the China Railway First Survey and Design Institute, China Railway Fourth Survey and Design Institute, China Railway Fifth Survey and Design Institute and China Railway Shanghai Design Institute Group Co., Ltd. Our operations include the provision of survey, design and consultancy services for civil engineering and transportation infrastructure projects, including the construction of railways, bridges, tunnels, metropolitan railways, highways, municipal works, industrial and civil buildings, airports and ports. We provide services for the management, research and development of new technology and new equipment. In recent years, we have also increased our services for electrical power supply and telecommunications networks. These services are provided throughout China as well as to a number of foreign countries and regions. As of 30 November 2007, we held 61 government-issued certificates for construction surveying, design and consultancy, engineering surveying, geological hazards prevention evaluation, designing supported by intelligent design software, and environmental impact assessment and surveying, and have assisted the MOR in setting over 40 industry standards relating to railway design, quality inspection and other project-specific standards currently in effect in China through our railway survey and design institutes. We possess comprehensive technologies for the survey and design of railways, including those situated on high plateaus and in mountainous regions, permafrost zones and deserts, as well as sophisticated technologies for electrified railway lines, passenger railway lines, underwater construction, long tunnels, wireless train dispatching and scheduling systems and large interchange traffic construction. Our survey and design technologies are among the most advanced in China and are considered advanced by international standards.

Our survey, design and consultancy business and our construction business are closely connected, especially in the railway construction sector, where most of the major customers of the survey, design and consultancy operations are also major customers of our construction operations. We will continue to integrate these two businesses in order to more efficiently allocate resources in our construction projects, improve our control over the progress and quality of projects, increase our profit margin through increased productivity and lower project costs. Through our research institutes, we assisted the MOR in setting many of the existing railway industry standards in China. As of 30 November 2007, we have provided survey and design services to 117 key projects at the national or provincial levels.

Revenue generated by our survey, design and consultancy operations before inter-segment elimination in the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and

2007 was RMB2,345.6 million, RMB2,909.3 million, RMB3,348.5 million, RMB2,995.8 million and RMB2,748.7 million, respectively, representing 2.7%, 2.6%, 2.2%, 2.2% and 1.9%, respectively, of our total revenue before elimination of inter-segment sales during those years.

The following table sets forth the sales revenue, percentage of total sales revenue and percentage and new contract value, represented by our survey, design and consultancy operations in the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007:

	Year Ended 31 December						Eleven months ended 30 November			
	2004		2005		2006		2006		2007	
	RMB (million)	%	RMB (million)	%	RMB (million)	%	RMB (million)	%	RMB (million)	%
Sales revenue	2,345.6	2.7	2,909.3	2.6	3,348.5	2.2	2,995.8	2.2	2,748.7	1.9
New contract value	2,479.7	1.7	2,743.3	1.4	3,073.3	1.5	N/A		2,947.6	1.3

Railway Survey, Design and Consultancy Business

Over 80% of the total revenue from our survey, design and consultancy business is derived from railway construction projects. As of the Latest Practicable Date, we occupied over 50% of the market share for survey, design and consultancy services for railway construction projects in China. As of 30 November 2007, our design institutes have accomplished 117 key construction projects at the national or provincial levels. We have been responsible for the survey, design and consultancy of approximately 45,569 km of railway lines, accounting for a large portion of the total domestic railway construction projects since 1949. The landmark projects we have completed include:

- all of Phase I and Phase II of the Qinghai-Tibet Railway Line, the highest plateau railway in the world;
- the Beijing-Kowloon Railway Line, which has received the largest amount of investment at the time for any railway project in China and is China's largest and longest railway line constructed in a single phase;
- the Zhengzhou Hub, the largest railway hub in Asia;
- the Dayaoshan Railway Tunnel, the longest electrified twin-track railway tunnel in China; and
- the Guangzhou-Shenzhen Quasi High-Speed Railway Line, the first quasi high-speed railway in China.

As of the Latest Practicable Date, we had provided survey and design services for approximately 70% of the existing passenger railways in China with speeds of over 300 km/h, including the Wuhan-Guangzhou Railway Line, currently the longest passenger railway line in China. We provide survey and design services for 12 of the 17 passenger railways currently under construction in China, which have an aggregate length of 3,448.1 km and comprise 63.3% of the total length of the 17 railway lines. Of these 17 passenger railways, we were given sole responsibility for the design of seven.

We have been analyzing both domestic and international railway construction markets in depth, and have devoted significant resources to the research of railway repairs in times of war or military conflict, the design and construction of railways on plateaus and in areas prone to sandstorms, soft soil railway construction, large-scale mountain railway tunnel construction, the design and construction of cross-river and cross-sea railway bridges or underwater tunnels, subway construction, bridge design and construction, non-ballast tracks, and "four-electrification" equipped projects for passenger railways. We have also developed industry-leading

technologies, equipment and construction methods. The following table sets out the major landmark projects undertaken by us in our railway survey, design and consultancy business in recent years:

Name	Commencement date	Completion/ Expected completion date	Total contract value[1]	Approximate progress as of 30 November 2007	Project description[2]
			(RMB million)		
Qinghai-Tibet Railway Line (Phase I and Phase II)	May 2001 (Phase II)	July 2006 (Phase II)	1,015.9 (Phase II)	Phase II completed in July 2006	The Qinghai-Tibet Railway Line is the world's longest, highest, and highly technologically sophisticated plateau railway. We surveyed and designed this entire construction project.
Beijing-Shanghai High-Speed Railway Line	August 1998	2009	N/A	80%	This passenger railway line will connect Beijing and Shanghai. The designed speed of this project is 300km/h. We provided design services for a 640 km long section which connects Xuzhou and Shanghai.
Ji'an-Dingnan Section of the Beijing-Kowloon Railway Line	May 1993	July 1997	122.9	completed in July 1999	The Beijing-Kowloon Railway Line is China's largest and longest railway line constructed in a single phase. We were awarded the Gold Prize for *National Design Excellence* in recognition of the survey and design services we provided for the Fuyang-Shenzhen section of the Beijing-Kowloon Railway.
Wulongquan-Shaoguan section of the Wuhan-Guangzhou Passenger Railway Line	July 2005	July 2010	1,306.0	95%	This project is the longest line among all passenger railways currently under construction in China. The length of the main line is approximately 968.4 km. The maximum speed designed for this railway is 350 km/h. We provided design and survey services for the Wuhan-Huadu section of the project.
Guangzhou-Shenzhen Quasi High-Speed Railway Line.........	August 1992	March 2000	42.7	completed in March 2000	This project is approximately 147.2 km long and is the first quasi high-speed railway in China. In 2000, we were awarded the Gold Prize for *National Design Excellence* in recognition of the design and survey services for the entire project.

(1) "Total contract value" as used here is the subtotal of the value of all the relevant contracts already signed by our Company.

(2) "Project description" as used here is general in nature and is for reference purposes only. We may have participated only in certain sections of a project in some cases.

Other Survey, Design and Consultancy Business

In addition to the railway sector, in recent years, we have also engaged in activities such as the design of highways, bridges, tunnels, municipal projects and metropolitan railways. In addition, we have conducted technology research and development in 13 municipalities and cities, such as Beijing, Shanghai, Xi'an, Shenzhen, Nanjing, Guangzhou, Harbin, Chengdu and Chongqing, to design subway systems and structural technologies, design and construct large-scale structures and railway stations, and to conduct survey and inspections. We were awarded the copper medal for the National Excellent Project Design in 2000 for our

design services relating to the construction of the highway serving the Three-Gorges Hydropower Station on the Yangtze River. We were also awarded silver medals for the *National Excellent Project Survey* in the years 1996 and 2000 for the provision of survey services for the Tianjin New Harbor and 108 National Freeway construction projects, respectively.

The following table sets forth a select list of landmark projects undertaken by us in our other survey, design and consultancy business in recent years:

Name	Commencement date	Completion date/ Expected completion date	Total contract value[(1)]	Approximate progress as of 30 November 2007	Project description[(2)]
			(RMB million)		
Wuhan Yangtze River Tunnel	April 2005	April 2010	30.0	95%	This tunnel has a total length of approximately 3,295 m, with over 1,300 m lying under the riverbed. It is located between the Wuhan Yangtze River and No.2 Wuhan Yangtze River and is a two-way, four-lane tunnel. We were responsible for this entire project.
Nanjing Yangtze River Tunnel	March 2005	December 2008	71.6	80%	This tunnel is part of an expressway connecting Pukou district and the westbank district of Nanjing City. We undertook this entire project.
Shanghai Metropolitan Railway, No. 3 Line (Phase I)	July 1997	December 2000	56.0	completed in December 2000	This is the first elevated metropolitan railway line in China and has a total length of 25 km. It has 21.5 km of elevated lines and 3.5 km of grounded lines. We were the general designer of this project.
Beijing Subway, No. 10 Line (Phase I and Phase II)	May 2003	December 2009	77.5	near completion	We have independently designed eight sections of the No.10 line subway in Beijing which is an integrated part of the transportation system for the Beijing 2008 Olympic Games.

(1) "Total contract value" as used here is the subtotal of the value of all the relevant contracts already signed by our Company.

(2) "Project description" as used here is general in nature and is for reference purposes only. We may have participated only in certain sections of a project in some cases.

Qualifications

As of the Latest Practicable Date, we held 61 government-issued certificates which is evidence of our qualifications for construction surveying, construction design, construction assessment, design and consultancy, engineering surveying, geological hazards prevention evaluation, designing supported by intelligent design software, and environmental impact assessment and surveying. We make strong efforts, with respect to quality control, environmental protection and safety to ensure our compliance with the requirements for the certificates we hold and continue our research and development of technology to maintain our certificates and relevant qualifications. Our Directors believe that, to their knowledge, there are no impediments for us to maintain or renew our certificates and qualification. In addition, the China Railway First Survey and Design Institute and the China Railway Fourth Survey and Design Institute are fellow members of the *International Federation of Consulting Engineers,* or FIDIC.

Awards

We possess comprehensive technologies for the survey and design of railways, including those situated on high plateaus and in mountainous regions, permafrost zones and deserts, as well as sophisticated technologies for electrified railway lines, passenger railway lines, underwater construction, long tunnels, wireless train dispatching and scheduling systems and large interchange traffic construction. Our survey and design technologies are among the most advanced in China and are considered advanced by international standards. Since 1982 to date, we have received 60 national *"Four Excellence" Design Awards* and 373 provincial *"Four Excellence" Design Awards,* including:

- *"The First Prize of National Science and Technology Progress"* in 2004, *"Gold Prize for National Geological Survey"* in 2005 and *"Gold Prize for National Excellent Projects"* in 2006 for our design work on the Qinling Tunnel of Xi'an-Ankang Railway Line;
- *"Special Prize for the Advancement of Science and Technology of China"* in 1992 for the Dayaoshan railway tunnel;
- *"Special Prize for the Advancement of Science and Technology of China"* in 1987 for sand-controlling construction of the Baotou-Lanzhou Railway project;
- *"Gold Prize for National Design Excellence"* in 1993, the highest award for national design excellence, received for the Xuzhou Interchange Terminal Extension and related constructions;
- *"Gold Prize for National Design Excellence"* in 1999 for general design work for the Beijing-Jiulong Railway Line; and
- *"Gold Prize for National Design Excellence"* in 2000 for design work for the Guangzhou-Shenzhen Quasi High-Speed Railway Line.

The awards we received are generally reviewed and granted annually or every two years. The awards granted to us also support our well-established brand name.

Technology, Research and Development

As of 30 November 2007, we had one academic from the Chinese Academy of Engineering and 2,116 senior survey and design engineers, all of whom possess strong design, research and development capabilities and the capacity to conduct research and development of new construction technologies and equipment according to the needs of our customers.

The core competencies of our primary research institute are as follows:

- *China Railway First Survey and Design Institute*: design of large-scale mountain railway tunnels, as well as plateau and desert railways;
- *China Railway Fourth Survey and Design Institute*: design of railways on soft soils and other special terrains, as well as the design of cross-river and cross-sea tunnels and special bridges. It has recently been exploring the provision of design and consultancy services for the construction of highways, metropolitan railways, inter-city passenger lines and municipal projects;
- *China Railway Shanghai Design Institute Group Co., Ltd.*: design of metropolitan railways;
- *China Railway Fifth Survey and Design Institute*: research, development and production of equipment, construction machinery, tools and related technologies for railway and metropolitan

railway construction projects and the research and development of other mobile machinery for bridge construction; and

- *Beijing China Railway Construction Electrification Design and Research Institute*: research and design of electrification of mainline railway, power system of metropolitan railway and the high and low voltage power distribution lines and transformer and distribution stations and related technologies.

We believe that our design teams' constant technological improvements and innovative activities in various projects will enable us to integrate our survey, design and consultancy operations with our other business operations, thereby allowing us to provide our customers with optimized services.

Customers

Major customers of our survey, design and consultancy operations include government agencies and business entities set up and managed by central and local governments, such as construction project companies. We generally grant our customers with good payment histories a credit period ranging from one month to three months with respect to our survey, design and consultancy services. We usually require the settlement of accounts for small, new or short-term customers within one month after the provision of our services in addition to the milestone payment they are required to pay.

Industry Trend and Competition

We are highly competitive in the survey, design and consultancy industry and we own five first-tier construction design and research institutes in China. In 2007, we were ranked 69th out of the Top Global Design Firms in terms of revenue for design services performed during 2006. In 2006, China Railway First Survey and Design Institute was ranked the first among Chinese construction survey, design and consultancy enterprises in terms of project management and operation revenue in an evaluation jointly organized by China Exploration and Design Association and China National Consulting Association. In 2005, the China Railway Fourth Survey and Design Institute alone was ranked tenth in an evaluation organized by the Ministry of Construction of the top 100 survey and design companies in China in terms of revenue. In addition, China Railway First Survey and Design Institute and the China Railway Fourth Survey and Design Institute are fellow members of the *International Federation of Consulting Engineers*, or FIDIC, and were listed among the *Top One Hundred Chinese Survey and Design Enterprises* for eight consecutive years.

Notwithstanding, our Company actively competes with various other integrated construction companies in the survey, design and consultancy business in the domestic market, such as other companies that own survey and design institutes and several design institutes at the provincial level. However, because of the high entry-barrier to the railway survey, design and consultancy business, the competition is currently limited to two dominant enterprises, including our Company, and this situation has remained unchanged for the past few years. We will rely on our strong capacities to maintain our leading position and a continued growth in this market.

We believe that there is an industry trend towards the coordination between our survey, design and consultancy business and our construction business, which will result in more comprehensive and integrated services. We will utilize the expertise and resources within our various businesses to improve our research and development capabilities and upgrade our proprietary technologies by leveraging our extensive experience and market-leading technologies, thereby maximizing our profit.

MANUFACTURING OPERATIONS

Overview

We are the largest manufacturer of large track maintenance machinery in China and Asia, occupying more than 80% of the domestic market share for large track maintenance machinery. We are also the second largest manufacturer of large track maintenance machinery in the world in terms of annual production volume, after Plasser & Theurer Company, Austria, or P&T Austria. Our large track maintenance machineries are modern facilities essential to the operation and maintenance of China's railway network. We design, research, develop, manufacture and maintain large track maintenance machinery, as well as maintenance and construction components through our two subsidiaries, namely Kunming Zhong-Tie, and CRRS.

Kunming Zhong-Tie was established in 1954. In 1989, the MOR issued guidelines providing that China should rely on both domestic and foreign technologies to develop large track maintenance machinery, emphasizing, however, the role of domestic technology. Over the years, we have established ourselves in China's large railway maintenance machinery industry through Kunming Zhong-Tie. Currently, we produce large, medium and small equipment and supplementary equipment including ballast cleaning and tamping machinery. All of our machinery has been developed through technology transfer, joint-development and independent development.

CRRS, a newly-established technology-intensive company, focuses on the manufacture of railway switches and rail fasteners for high-speed railways and is expected to commence production in February 2008. As of the Latest Practicable Date, CRRS was appointed by the MOR as one of only two designated manufacturers of high-speed railway switches and has obtained a new contract from the MOR for its railway switches with a contract value of RMB760.0 million at the end of 2007. We expect that the manufacture of high-speed railway track components will become a substantial part of our manufacturing operations.

In the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, revenue generated from our manufacturing operations before inter-segment elimination was approximately RMB1,362.5 million, RMB1,388.3 million, RMB1,355.2 million, RMB1,237.4 million and RMB1,633.8 million, respectively, representing 1.6%, 1.2%, 0.9%, 0.9% and 1.1%, respectively, of our total revenue before inter-segment elimination.

Products

As of 30 November 2007, we had manufactured 603 pieces of large and medium track maintenance machinery and equipment, of which 587 consisted of four main machine types: ballast cleaning machines, tamping machines, stabilizing machines and ballast distributing machines. Our large track maintenance machineries, used by 18 railway bureaus for 17 large railway sections in China, represent more than 80% of the large track maintenance machineries currently in service.

We independently develop and manufacture the following types of large track maintenance machinery: tamping machines, continuous tamping machines, track switch tamping machines, full section track bed ballast processors, switch grinding machines, dynamic stabilizers, ballast distributing and trimming machines, turnout laying and changing machines and bulk material automatic loading machines. We developed our WD-320 Dynamic Track Stabilizer and our SRJ-21 Automatic Ballast Distributing and Regulating Machine, which meet international standards of quality, by incorporating foreign technology. We also developed some maintenance machinery products for passenger railways, including track grinder cars and railway shunting equipment.

Our six main large track maintenance machineries are the SRM80 Ballast Cleaning Machine, the CD08-475 Switch Tamping Machine, the D09-32 Continuous Tamping Machine, the D08-32 Duomatic Track Lifting, Lining, Leveling, and Tamping Machine, the WD320 Dynamic Track Stabilizer and the SPZ-200 Ballast Regulating Machine. The following table presents the manufacturing capacity, production volumes and sales volumes for the foregoing large maintenance machineries for the periods indicated:

	Manufacturing Capacity[(1)] (Item/Set)	Production Volumes (Item/Set)	Sales Volumes (Item/Set)
2004	80	81	78
2005	80	89	92
2006	80	85	86
30 November 2007	111	111	123

(1) Manufacturing capacity is calculated using the D08-32 Automatic Track Lifting, Lining, Leveling, and Tamping Machine standard as it is one of our major products and is the product with the highest volume.

We recently established CRRS to produce components for high-speed railways, such as high-speed railway switches, rail fasteners, high-speed railway box girder concrete structures and steel structure products. We expect that the manufacturing facilities of CRRS in Zhuzhou will commence its commercial production by February 2008.

Manufacturing Facilities

The following table shows the location, area and main products of our major manufacturing facilities as of the Latest Practicable Date:

Name	Location	Area (m^2)	Major products
Kunming Zhong-Tie	Kunming City, Yunnan Province, China	54,806	Tamping machines, continuous tamping machines, track switch tamping machines, full section track bed ballast processors, switch grinding machine, dynamic stabilizers, ballast distributing and trimming machines, turnout laying and changing machines and bulk material automatic loading machines
CRRS	Zhuzhou City, Hunan Province, China	114,000	Track system products, cement structuring components, steel structuring products and machinery

Raw Materials and Energy Suppliers

We purchase raw materials for our manufacturing operations through a purchase plan using the bidding method. The primary raw materials we purchase include steel, cement, electro-mechanical equipment and non-ferrous metals. Electricity, the main source of energy used in our manufacturing operations, is primarily purchased from local power grids where our facilities are located.

Technology, Research and Development

We are the leader in the research and development as well as the production of large track maintenance machinery in China. We import machinery manufacturing technology from our foreign partners and conduct further research and development activities on such technology to meet domestic production requirements for large track maintenance machinery, thereby improving our own research and development capabilities.

Since 1988, Kunming Zhong-Tie has introduced three technologies from P&T Austria used in the production of large track maintenance machinery. We have also successfully developed our own products to meet the specific needs of the domestic market by research and modification of these imported technologies. We were able to assist the PRC Government in increasing the maximum train speeds of the domestic railway system on numerous occasions. With over 20 new products developed by us through this process of integration and innovation, we have successfully established a completed product line of large track maintenance machinery.

We have received awards for a number of achievements attributable to our research and development team, including:

- *The Serial Equipment and Technologies of Railway Large Maintenance Machinery and Their Utilization* developed by Kunming Zhong-Tie won the *second National Science and Technology Award* in 2006;
- D09-32 Continuous Tamping Machine won the first *Kunming City Advanced Science and Technology Award* in 2004; and
- CD08-475 Switch Tamping Machine won the second *Kunming City Advanced Science and Technology Award* in 2005.

As a result of our research and development efforts, we have won seven *National Advanced Science and Technology Awards* and *National New Product Awards,* as well as eight MOR and *Yunnan Advanced Science and Technology Awards.* We have obtained 16 patents for technology inventions and design. In addition, we have 20 pending patents. We also own copyrights for five pieces of software.

Kunming Zhong-Tie has been named *High and New Technology Enterprise of Yunnan Province, Outstanding Enterprise in Employees' Economic Technology Innovation in Yunnan Province, Advanced Enterprise for Quality and Efficiency in Yunnan Province,* and *Top 30 Well-known Brands in Yunnan Province,* because of its accomplishments.

Sales and Marketing; Customers

We receive purchase orders for large track maintenance machinery primarily through the government channel and private channels. The government channel involves the assignment of purchase orders to us by the MOR through the bidding process, following an annual/periodic review of state-owned railway operators' demands. Purchase orders received through the government channel depend largely on prevailing government policies. However, the order is relatively stable once it is placed. Purchase orders from the government channel generated approximately 80% of our total revenue from our manufacturing operations during the Track Record Period. Private channels involve purchase orders made directly to us by state-owned railway operators, construction companies and mining companies. Purchase orders from private channels are based on the customers' demands. Competition for orders through private channels is more intense. We acquire such orders by way of price comparing and bidding. Purchase orders made through the private channels accounted for approximately 20% of our total revenue from our manufacturing operations during the Track Record Period.

Major customers of our manufacturing operations include large enterprises, such as state-owned railway operators, construction companies, private railway companies, local railway companies, subway companies and mining companies with railway facilities. We have also been actively exploring the international market in recent years.

We usually grant credit terms of three to six months to customers of our manufacturing operations.

As of the Latest Practicable Date, none of our Directors or shareholders holding more than 5% of our shares or their associates was related to or held any interest in any of these customers.

Industry Trends and Competition

We expect that the PRC Government will continue to implement policies favorable to domestic production of large track maintenance machinery. We therefore believe we will be able to maintain our leading position in the large track maintenance machinery industry. Although most of our domestic competitors are currently smaller than us in terms of business scale, we cannot assure you that the PRC Government will not support or sponsor the development and expansion of any of our competitors, thereby intensifying competition in the market.

Kunming Zhong-Tie is currently the largest large track maintenance machinery manufacturer in China and possesses the largest capacities for the manufacturing, research and development of large track maintenance machinery. The other two manufacturers in China are Xiangfan Gold Eagle Vehicle and Machinery Co., Ltd. and Xingping Maintenance Machinery Factory. As of 30 November 2007, Kunming Zhong-Tie had manufactured 603 pieces of large and medium maintenance machinery and equipment, occupying more than 80% of the total market share in China.

We believe that the outlook for the large track maintenance machinery market is promising particularly with the continuous development of China's railway network and the rising demand for increased train speeds on China's railway lines. Despite intense market competition, Kunming Zhong-Tie has notable advantages in terms of production volumes, quality, comprehensive performance-price ratio, technical capacity, brand name and industry reputation. Over the next three years, we expect to maintain or increase our share of the large track maintenance machinery market.

As a result of the expertise and large capital required for large track maintenance machinery manufacturing, the entry barrier for this market remains high. The main competitive factors in the industry include technologies, research and development, product quality, manufacturing capacity, price and after-sales services. As such, we believe that we are well-positioned to compete in both domestic and international markets.

OTHER BUSINESSES AND CAPITAL INVESTMENTS

Our Other Businesses

In addition to our main businesses, we are engaged in a variety of other businesses, mainly including real estate development and logistics services, by leveraging our established businesses.

The following table sets forth revenue before inter-segment elimination derived from these businesses and the percentage of our total revenue before inter-segment elimination for the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007:

	Year Ended 31 December						Eleven months ended 30 November			
	2004		2005		2006		2006		2007	
	Revenue	Percentage	Revenue	Percentage	Revenue	Percentage	Revenue	Percentage	Revenue	Percentage
	(audited) (RMB million)	(%)	(audited) (RMB million)	(%)	(audited) (RMB million)	(%)	(unaudited) (RMB million)	(%)	(audited) (RMB million)	(%)
Real Estate Development	356.5	0.4	486.6	0.4	570.0	0.4	472.6	0.3	636.4	0.4
Logistics and others	1,860.7	2.2	2,385.9	2.2	2,983.8	1.9	2,680.2	2.0	3,988.7	2.7
Total	2,217.2	2.6	2,872.5	2.6	3,553.9	2.3	3,152.8	2.3	4,625.0	3.1

Real Estate Development

Our real estate development business was previously conducted on a sporadic basis by affiliated construction group companies. Recently, due to the impact of certain macroeconomic controls and more stringent policies in respect of land and financial credit, the entry barrier for the real estate industry has been raised significantly. The real estate industry in China has continued to grow. In 2006, average real estate prices in China's largest 70 cities increased by 5.5% on average, creating new opportunities for companies such as ours. The integration of different industries has given us unique insight into real estate development opportunities. In addition, we have obtained the approval of the SASAC to engage in real estate development as a significant business. On 20 April 2007, we established China Railway Real Estate Group Co., Ltd., our subsidiary, to focus on the development of residential buildings as a main business as well as the development of commercial properties, such as shopping malls and office buildings, as ancillary businesses. We principally carry out real estate development in economically developed cities with a focus on municipalities, such as Beijing, and provincial capitals. In addition, through China Railway Real Estate Group Co., Ltd., we successfully established the brand "Zhong Tie Di Chan" ("中鐵地產"), which was ranked one of the Top 10 real estate brands in Beijing in terms of influence.

We plan to consolidate our resources and increase our capital and land reserves through various means to promote our real estate development business, along with our construction business. As of 31 December 2007, we had 21 on-going real estate development projects. These projects occupy an aggregate site area of approximately 2.3 million m^2 and have an expected GFA of approximately 5.4 million m^2. These projects have an unsold GFA of approximately 4.9 million m^2. The table below sets forth details of these projects:

Projects	Type of properties	City	Site area (m^2)	Expected GFA (m^2)	Unsold GFA[1] (m^2)	Construction expected/ commence year	Anticipated completion year	Percentage of our ownership (%)	Project status[4]
Guiyang Shan Yu Cheng (貴陽山語城)	Residential, Commercial	Guiyang, Guizhou	592,139	1,790,000	1,790,000	2008	2011	70%	Land transaction agreement signed
Changsha Shan Yu Cheng (長沙山語城)	Residential	Changsha, Hunan	367,626	901,973	901,973	2006	2011	51%	Under construction
Xuzhou Xin Cheng (徐州新城)	Residential, Commercial	Xuzhou, Jiangsu	286,096	600,000	600,000	2008	2010	100%	Phase I: hold for future development Phase II: Land transaction agreement signed
Jing Nan Yi Pin (京南一品)	Residential	Baoding, Hebei	147,800	442,200	442,200	2008	2010	100%	Land transaction agreement signed
Tong Jing Guo Ji (同景國際)	Residential, Commercial	Chongqing	253,855	431,760	431,760	2008	2010	93%	Hold for future development
An Zhi Ting Lan (岸芷汀蘭)	Residential, Commercial	Laixi, Shandong	124,947	175,000	175,000	2008	2010	100%	Land transaction agreement signed
C-Park International Apartment (西派國際公寓)	Residential, Commercial	Beijing	24,533	138,600	112,765	2006	2009	70%	Under construction

Projects	Type of properties	City	Site area	Expected GFA	Unsold GFA[1]	Construction expected/ commence year	Anticipated completion year	Percentage of our ownership	Project status[4]
			(m²)	(m²)	(m²)			(%)	
Ying Tai Jia Yuan (盈泰家園)	Commercial	Qingdao, Shandong	93,247	125,790	28,161	2004	2009	100%	Phase I: hold for sale Phase II: hold for future development
Xing Long Shan Zhuang (興隆山莊)	Residential	Jinan, Shandong	52,734	102,548	99,658	2008	2009	100%	Hold for future development
Other projects[2]	Residential, Commercial, Office		332,575	695,607	333,212			89%[3]	
Total			2,275,552	5,403,478	4,914,729				

(1) As of 31 December 2007.

(2) Includes projects in Qionghai (Hainan Province), Haikou (Hainan Province), Xiamen (Fujian Province), Qiqihar (Heilongjiang Province), Huangshi (Hubei Province), Liuzhou (Guangxi Province), Jiaonan (Shandong Province) and other cities in China which we consider less important because of the scale of these projects.

(3) The percentage of total unsold GFA attributable to us in other projects according to our shares of interests in these projects.

(4) See "Appendix IV — Property Valuation".

As of 31 December 2007, we held more than 50% of the interest in the following major real estate development projects in China, except for the Xuzhou Zhong Tie Xin Cheng project, of which we are the sole owner:

- *Guiyang Shan Yu Cheng (貴陽山語城):* This large-scale residential complex is located in Guiyang, Guizhou Province. The complex has an aggregate site area of approximately 592,139 m^2 and an expected GFA of approximately 1.8 million m^2. Construction of this project commenced in January 2008 and is expected to be completed in 2011. As of 30 November 2007, the total cost incurred for this project was RMB1.2 billion. This project has approximately RMB4.4 billion in estimated total development costs excluding the RMB1.0 billion in land costs. As of 30 November 2007, we had completed approximately 5% of the construction of this project.

- *Changsha Shan Yu Cheng (長沙山語城):* Located in Changsha, Hunan Province, this project has an aggregate site area of approximately 367,626 m^2 and an expected GFA of approximately 901,973 m^2. Construction of this project commenced in April 2004 and is expected to be completed in 2011. As of 30 November 2007, the total cost incurred for of this project was RMB291 million. This project has approximately RMB1.0 billion in estimated total development cost excluding the RMB0.07 billion in land costs. As of 30 November 2007, we had completed approximately 40% of the construction of this project.

- *Xuzhou Xin Cheng (徐州新城):* Located in Xuzhou, Jiangsu Province, this project has an aggregate site area of approximately 286,096 m^2 and expected GFA of approximately 600,000 m^2. Of this, Phase I will be approximately 400,000 m^2 and Phase II will be approximately 200,000 m^2. Construction of this project commenced in August 2007 and is expected to be completed in 2010. As of 30 November 2007, total cost incurred for this project was RMB252 billion. This project was constructed by China Railway Xuzhou Properties Development Co., Ltd., an indirect subsidiary owned by two of our direct subsidiaries, China Railway Real Estate Group Co., Ltd. and China Railway Construction Group Co., Ltd. This

project has approximately RMB1.33 billion in estimated total development cost excluding the RMB0.41 billion in land costs. As of 30 November 2007, we had completed approximately 5% of the construction of this project.

- *C-Park International Apartment (西派國際公寓):* Located in the Western District of Beijing, this project has an aggregate site area of approximately 24,533 m^2 and an expected GFA of approximately 138,600 m^2. Construction of this project commenced in October 2006 and is expected to be completed in 2009. This project has approximately RMB0.86 billion in estimated total development cost excluding the RMB0.54 billion in land costs. As of 30 November 2007, we had completed approximately 50% of the construction of this project.

As of 31 December 2007, we had been awarded approximately 107,000 m^2, 235,000 m^2 and 180,000 m^2 of land through bidding in Fangshan of Beijing, Changchun and Chengdu, respectively. However, as of the Latest Practical Date, the land transaction agreements for these three properties had not been signed yet. We also hold a 49% minority interest in Shandong Qingdao Feng Huang Cheng (山東青島鳳凰城) which has an expected GFA of approximately 10,000 m^2 and a 40% minority interest in Hubei Ezhou Kai Xuan Cheng (湖北鄂州凱旋城) which has an expected GFA of approximately 25,000 m^2.

The operational process of our real estate development business is summarized as below:

- Site selection;
- Land acquisition;
- Financing property development and land premium;
- Project planning and design work;
- Construction work, including tendering and procurement of raw materials;
- Fitting and decoration work;
- Inspection and quality control;
- Pre-sale, including applications for requisite regulatory permit to sell properties and reparation work;
- Marketing and sales;
- Payment arrangement; and
- After-sale customer service.

The sales and marketing function for our real estate development operations are delegated to our individual subsidiaries or affiliated project companies, which either have dedicated internal sales teams or retain external professional marketing and sales service providers.

According to the relevant PRC laws and regulations, real estate developers must obtain qualifications in order to carry out real estate development businesses in the PRC. As of the Latest Practicable Date, we and our affiliated construction group companies possessed valid qualifications and were competent to conduct real estate development operations. We maintain such qualifications through continuing compliance to relevant regulatory requirements or timely renewal for such qualifications. According to Beijing Deheng Law Office, our PRC legal adviser, we were in compliance, in all material respects, with the relevant laws and regulations applicable to our real estate development operations, including the pre-sale of properties in the PRC, as of the Latest Practicable Date.

Logistics

Our logistics business is mainly operated by China Railway Goods and Materials Co., Ltd., or CRGMG, a subsidiary of our Company specializing in logistics operations. CRGMG has recently achieved rapid development in its logistics operations and has accumulated extensive experience in this area. In 2006, it ranked as the largest railway construction logistic service provider in China and the second largest railway materials supplier in the world, It has also been ranked 20th among the 50 most competitive logistic enterprises in China in 2006. The logistics centers of our Company are found in seven regions, including northeastern China, northwestern China, eastern China, southwestern China, mid-western China and northern China. We have 31 storage bases in 25 nationwide logistic hubs with the total storage area of approximately 1,330,000 m^2 and eight exclusive railways with a total length over 40 km for our logistics operations. In recent years, we have obtained operational qualifications for various key materials, enabling us to develop multiple logistics hubs.

We also engage in the trading of construction materials, enabling us to strengthen our ability to purchase and supply key materials. We have established strategic relationships with China National Petroleum Corporation, China Petroleum and Chemical Corporation and several major steel companies in China, and expanded the geographical coverage of our operations. We have well-developed our logistic business of railway construction materials, especially through rapid increase of our passenger railway materials logistic business. The sales volume of our steel rail business exceeded 300,000 tonnes in both 2005 and 2006, accounting for over 20% of the domestic steel rail market. We have been certified by the relevant PRC government authorities to wholesale oil products within our Company, thereby enabling us to reduce our overall purchasing costs for oil products.

We believe that, in addition to being an independent business, our logistics operations provide us with the ability to lower our purchase costs of materials utilized in the construction business, thereby further enhancing our profitability and competitiveness.

Capital Investment Operations

We invest in certain of our construction projects by way of BT, BOT and BOO. Build-Operate-Transfer, or BOT, is a mode in which government or local authorities grant the rights to us by concession agreement to undertake the financing, construction, operation and maintenance of a construction project. Upon expiry of the concession period, the relevant facilities will be transferred back to the contracted government authority without consideration. Build-Transfer, or BT, is a variant of BOT in which we undertake the financing of construction expenditures and transfer the project back to our customer upon completion and inspection for acceptance. Our customer will compensate us for such construction expenditure and financing costs in installments pursuant to agreement. Build-Own-Operate, or BOO, is a mode of business in which we build and operate a property project pursuant to the concession rights granted by the government. Such an infrastructure project will not be transferred back to the public sector.

We believe that infrastructure construction projects completed on a BT, BOT, BOO and PPP basis will be increasingly common in China and become an important element in the continued development of China's infrastructure industry. BT, BOO or BOT projects are usually implemented according to customers' requests and the contractors are required to provide financing, fully or partially, for the projects. BT and BOT projects generally provide better returns because of the contractor's increased ability to control project costs. BOT projects also offer the possibility of attractive returns on investment and stable cash flows to the contractor.

We intend to expand our capital investment operations, increase our involvement in BT, BOO, BOT or PPP projects and increase our relevant operating capacities.

As of 30 November 2007, we had operated and implemented twelve BT projects, including the East Line of the Nanjing Express Inner Circle, the Chongqing Yudong Yangtze River Bridge and the Guangxi Guilin Suqiao Garden, three BOT projects, including the northeast section of the Highway Circle of Harbin, the Jiyang Yellow River Highway Bridge and Shannan Railway Special Line in Hubei Province and three BOO projects, including Huhhot — Zhungeer Railway line and the Sichuan Naxu Local Railway Line. We account the revenue from BT and BOT projects during the Track Record Period as part of our revenues for the construction operations. In addition, toll revenue but not construction revenue was generated from BOO projects during the Track Record Period. See "Financial Information — Management's discussion and analysis of financial condition and results of operations — Description of selected components of results of operations". Due to commercial considerations, in August 2007, we entered into a disposal agreement with a third party for the disposal of our entire shareholding of 35% in Huhhot-Zhungeer Railways, in which we invested on 26 February 2003 as a promoter. Our total cost of investment made to Huhhot-Zhungeer Railways as at 30 November 2007 was RMB210 million. The other shareholders of Huhhot-Zhungeer Railways were Ordos State-owned Assets Investment Operation Company Limited, a state-owned enterprise, Inner Mongolia Yitai Coal Company Limited, a private enterprise and Huhhot Railway Bureau, a state-owned enterprise. As of 30 November 2007, the construction of the entire project has been completed. The consideration for the disposal is based on 35% of the net assets of Huzhun Railways as determined from an independent valuation. The independent valuation is still in progress and hence the consideration for the disposal has not been finalized.

As of 30 November 2007, we were engaged in the following landmark capital investment projects:

Project Name	Completion date/ Expected completion date	Total investment/ Expected total investment (RMB million)	Project Nature	Status[2]	Exemption Period	Other Shareholders	Operated by Group Member (or by Independent Third party)	Profit Distribution among Shareholders and Operator	Project description
Huhhot — Zhungeer Railway Line[1]	January 2007	1,416.1	BOO	Operation, 100% construction completed	For the length of the ownership	35% owned by CRCC, 32% owned by Ordos State-owned Assets Investment Operation Company Limited, 30% owned by Inner Mongolia Yitai Coal Company Limited and 3% owned by Huhhot Railway Bureau.	Yes	Shareholders are entitled to project revenue proportionate to their shareholding ratio.	An important construction project for Inner Mongolia in the "Tenth Five-Year Plan", this railway connects Huhhot with Zhungeer and the main line is approximately 124.2 km long. This railway line was constructed mainly to transport coal and has a designed annual cargo transportation volume of 26.7 million tonnes. We hold a 35% equity interest in this project, which is operated by Inner Mongolia Huzhun Railway Co., Ltd.
Jiyang Yellow River Highway Bridge	December 2007	369.7	BOT	Construction in progress, approximately 60% construction work completed	30 Years	100% owned by CRCC	Yes	Shareholders are entitled to project revenue proportionate to their shareholding ratio.	Located in Jinan, Shandong Province, this bridge is approximately 5.9 km long and connects Jinan International Airport with Jiyang County. It is also a major bridge crossing the Yellow River in Jinan City. We are the sole owner of this project, which is operated by Jiyang Yingbin Yellow River Bridge Co., Ltd.

Project Name	Completion date/ Expected completion date	Total investment/ Expected total investment (RMB million)	Project Nature	Status[2]	Exemption Period	Other Shareholders	Operated by Group Member (or by Independent Third party)	Profit Distribution among Shareholders and Operator	Project description
Naxi-Xuyong Railway Line	June 2008	1,450.0	BOO	Construction in progress, approximately 70% construction work completed	For the length of the ownership	16.85% owned by CRCC, 43.15% owned by Sichuan Province Municipal Railway Bureau, 20% owned by Luzhou Xinglu Investment Company and 20% owned by China Railway Construction Development Centre, Ministry of Railway.	No	Shareholders are entitled to project revenue proportionate to their shareholding ratio.	Connecting Naxi with Xuyong, this railway is an important construction project for Sichuan Province and Luzhou City and has a total length of approximately 77.6 km. We commenced construction of this railway in November 2004. We hold a 16.85% equity interest in this project, which is operated by Sichuan Naxu Railway Co., Ltd.
Northeast section of Highway Circle of Harbin	December 2008	1,924.7	BOT	Construction in progress, approximately 50% construction work completed	30 Years	100% owned by CRCC	Yes	Shareholders are entitled to project revenue proportionate to their shareholding ratio.	This project is a part of the State Freeway crossing Harbin City and is an important section of the highway network in Heilongjiang Province. The total length of this highway is approximately 25.8 km. We are the sole owner of this project, which is operated by Harbin Yuanda Raocheng Freeway Co., Ltd.

Project Name	Completion date/ Expected completion date	Total investment/ Expected total investment (RMB million)	Project Nature	Status[2]	Exemption Period	Other Shareholders	Operated by Group Member (or by Independent Third party)	Profit Distribution among Shareholders and Operator	Project description
Lekki Free Trade Zone Project in Nigeria	May 2011 (Phase I)	1,873.2 (Phase I)	BOO	Construction in progress, approximately 5% construction work completed	For the length of the ownership	60% of Lekki Development Zone Corporation is owned by Chinese joint venture (25% by CRCC, 15% by Nanjing Jiangning Economic and Technical Development Corporation and 60% by Nanjing Beiya Investment Company Limited); 40% of the corporation is owned by Nigerian Party (each of Lagos State Government of Nigeria and Lekki Global Investment Company Limited holds 20%).	No	Shareholders are entitled to project revenue proportionate to their shareholding ratio.	Located in the Lekki Peninsula of Nigeria, the Lekki Free Trade Zone in Nigeria (Phase I) is approximately 7.8 km^2 long. The Free Trade Zone is expected to become a multi-functional and international economic and trade zone serving businesses in Nigeria, West Africa, Europe and North America. Of the 60% equity interest in this project collectively owned by Chinese enterprises, we own a 25% equity interest. The project is operated by Lekki Development Zone Corporation.

(1) As of the Latest Practicable Date, the disposal of our shares have not been completed.

(2) As of 30 November 2007.

BACKLOG

Backlog represents our estimate of the contract value of work that remains to be completed as of a certain date. The contract value of a project represents the amount that we expect to receive under the terms of the contract assuming the contract is performed in accordance with its terms. Backlog is not a measure defined by generally accepted accounting principles.

Backlog may not be indicative of our future operating results. Our revenue amounts do not include backlog for a variety of reasons, including the fact that some projects begin and end within a short-term period. Many contracts do not require our customers to purchase a minimum amount of services and are subject to termination by the customer on short notice. The contract value of such projects may be recorded in our backlog, and the scope of work with respect to contracts reflected in our backlog may at times be adjusted. In addition, poor project selection or difficulties in contract performance may lead to inaccuracies with respect to the estimated income from uncompleted contracts. Furthermore, the termination or modification of any one or more sizeable contracts or the addition of other contracts may have a substantial and immediate effect on the dollar amount to our backlog and the revenue and profits we may earn from such contracts, and may have a material adverse effect on our financial condition and profitability. As a result, our backlog information presented in this Prospectus should not be relied on as the indicator of our future earnings. However, during the Track Record Period, we did not experience any incidents relating to our backlog that had a material adverse effect on our business, financial condition and results of operations. See "Risk Factors — Risks relating to our business operations — Projected revenue amounts reported in our backlog may decline and may not result in actual revenue or translate into profits".

The following table sets out the aggregate value of projects in our backlog of our construction operations, survey, design and consultancy operations and manufacturing operations for the periods indicated:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(RMB million)			
Construction Operations	61,047.0	139,531.2	198,374.9	292,662.0
Domestic	58,037.0	130,415.2	156,360.9	175,708.3
Overseas	3,010.0	9,116.0	42,014.0	116,953.7
Survey, Design and Consultancy Operations	2,389.5	2,498.0	2,476.8	2,921.5
Manufacturing Operations	3,608.4	2,503.4	1,602.2	6,554.0
Total	**67,044.9**	**144,532.6**	**202,453.8**	**302,137.5**

NEW CONTRACT VALUE

New contract value represents the aggregate value of the contracts that we entered into during a specified period. The value of a contract is the amount that we expect to receive under the terms of the contract if the contract is performed in accordance with its terms.

The following table sets out the aggregate value of new contracts entered into by our construction operations, survey, design and consultancy operations and manufacturing operations for the periods indicated:

	Years ended 31 December			Eleven months ended 30 November
	2004	2005	2006	2007
	(RMB million)			
Construction Operations	140,336.1	189,156.4	198,203.7	223,659.6
Domestic	136,574.4	176,247.5	154,588.5	134,576.1
Overseas	3,761.7	12,908.9	43,615.1	89,083.6
Survey, Design and Consultancy Operations	2,479.7	2,743.3	3,073.3	2,947.6
Manufacturing Operations	1,724.1	1,144.6	1,064.4	6,321.5
Total	**144,539.8**	**193,044.2**	**202,341.4**	**232,928.7**

RESEARCH AND DEVELOPMENT

We place significant importance on the development of our research and development capabilities. In addition to our professional research and development institutes, such as our affiliate design institutes or companies, our headquarters has technology research centers and our construction group companies have technology centers for research and development work. Our Company has also established the relevant rules and guidelines to regulate our technology research centers, technology research investments, technology research projects, and technology research results evaluation and rewarding system. As of 30 November 2007, we had over 86,000 technical personnel of junior, mid- or senior levels, including one academic from the Chinese Academy Engineering, five state-level design masters, 21 experts with outstanding contributions at the provincial and ministerial level, 188 experts receiving special subsidies from the State Council, 217 professor-level senior engineers, 6,375 senior engineers and 16,207 engineers.

As of 30 November 2007, we had undertaken 404 research projects sponsored by government agencies at the provincial and ministerial levels. We were awarded 48 *National Technology Advancement Awards,* 60 National *"Four Excellence" Design Awards,* 325 *Provincial Technology Advancement Awards,* 373 Provincial-level *Survey and Design "Four Excellence" Design Awards,* 18 *Zhan Tianyou Awards,* 87 patents, 67 National Construction Methods, and 351 Provincial Construction Methods.

In the next five years, our Company will focus on developing and innovating new technologies for passenger railways, plateau railways, bridge construction, tunnels, underground construction, and non-ballast railways. We will also optimize our investment, evaluation, incentive, training, and performance review systems and cultivate the innovative skills of our managerial, research and development, and technical personnel.

We are currently devoting our efforts to the research and development projects which we anticipate will make significant progress in 2010, such as the development of comprehensive technologies for passenger railways, underwater tunnels, loess area construction systems, non-ballasted construction facilities, research and production of large railway switches and railway maintenance equipment manufactured in China.

Our total expenditure on research and development for the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007 amounted to RMB39.0 million, RMB27.9 million, RMB99.6 million, RMB88.4 million and RMB84.9 million, respectively, representing 0.05%, 0.03%, 0.06%, 0.06% and 0.06% of our total revenue, respectively.

QUALITY CONTROL AND MANAGEMENT

We have implemented a quality management system pursuant to the ISO9001:2000 standard and have stipulated and implemented a quality control system by establishing 71 procedural management systems for sales, production, after-sales services, inspection, resource management, including the management of the invitation and submission of bids, contract management, materials procurement management, and production plan management.

Our "Provisional Measures for the Administration of Construction Projects" sets out detailed regulations with respect to the quality management system for construction projects, responsibilities of personnel of different levels, control measures, examination standards and procedures, performance reviews, management qualifications for subcontracting projects, accident reporting and management, reward and punishment measures and other measures. We require the establishment of a qualified supervision and management division for each project management department, as well as the establishment of a "Project Quality Management Leading Group", consisting of a project manager, technology director and various department leaders from the relevant departments. Quality control measures are implemented at each stage. For each project, we set preliminary quality standards, stipulate project qualification plans, and define quality control measures for the project's preparatory stage prior to construction, for the construction stage itself, and for the completion and examination stage following completion of construction. The project manager is fully responsible for the quality management of the project.

Our subsidiary, China Railway Construction Group Co., Ltd., was awarded the National Quality Control Award in 2005 for its quality control and management system. China Railway 12th Bureau Group Co., Ltd., also our subsidiary, was awarded the first prize of the 10th Modernizing Enterprise Management and Achievements of the Chinese Construction Industry Award in 2003 and the second prize of the 7th Modernizing Enterprise Management and Innovating Achievements of the Chinese Enterprise Award, also in 2003. On 29 April 2006, we published and implemented our management system regulations. On 7 July 2006, we were accredited with the ISO9001:2000 quality management system and obtained a certificate for our new quality management system. In addition to construction contracting and general contracting, the scope of this certification has been expanded to include general road construction, management of general contracting for construction designs, capital investment operations, management on behalf of owners and performance of responsibilities as investor on behalf of affiliated enterprises of the SASAC. The extensive scope of this certification is unprecedented. Currently, 18 subsidiaries and four design institutes of our Company have obtained certificates for their respective quality management systems.

OCCUPATIONAL HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION

Our operations generate air pollution, noise, hazardous material, polluted water and solid wastes, and we are subject to the relevant rules and regulations on occupational health, safety and environmental protection such as the Safe Production Law of the People's Republic of China, the Regulations for the Reporting and Handling of Injuries and Fatal Accidents of Enterprise Employees, the Regulations for the Administration of Production Safety in Construction Projects, the Regulations on Production Safety Permits, and the Law of the People's Republic of China Concerning Environmental Protection, the Law of the People's Republic of China for Prevention and Control of Environmental Noise Pollution, the PRC Measures for Administration of Environmental Protection in Construction Projects. According to our PRC counsel, Beijing Deheng Law Office, we have not caused any material environmental pollution incident as a result of breaching the environmental law in the Track Record Period.

We published and implemented our health, safety and environmental management system on 29 April 2006. On 7 July 2006, we became one of the first state-owned large-scale enterprises that received ISO9001:2000 certification for our quality management system, ISO14001:2004 certification for our environmental management system, and GB/T28001-2001 certification for our occupational health and safety management system. Our 18 subsidiaries with principal operations in construction and four design institutes have obtained "three-in-one" certificates for their respective safety, quality and environmental protection management systems.

In addition, we have a Safety and Quality Management Department and an Environmental Protection Department located at our head office with offices at our principal operating affiliated companies, which are responsible for: (i) supervising and examining the safety and quality control measures of construction companies and construction management companies; (ii) regulating labor, hygiene and safety conditions; and (iii) monitoring compliance with statutory environmental protection regulations relating to air, water, noise and solid waste pollution. We impose safety and anti-pollution measures, as well as regular internal safety and environmental inspections, at all stages of our operations in order to minimize the possibility of work-related accidents and injuries. We also monitor the safety and environmental protection aspects of our subcontractors' operations. As we believe that safe practices are essential to ensure employee safety, we conduct regular safety training sessions and provide safety education to employees. We have established safety standards in connection with matters such as purchasing, installation and operation of new equipment, construction of new facilities and renovation of existing facilities. We invest in training our employees that are involved with formulating and implementing measures to comply with occupational health, safety and environmental protection issues, and assist such personnel in attaining certifications to ensure they are qualified and have the appropriate expertise to handle such matters.

All of our operating subsidiaries have obtained and maintained a safe production permit issued by relevant PRC local authorities. The safe production permit review is performed once every three years. Based on the confirmation issued by the local Municipal Environmental Protection Bureaus in areas in which we operate, we have complied with all national, provincial and municipal environmental regulatory requirements during the past three years. We have not yet experienced a termination or suspension of the safe production permit by relevant PRC local authorities. In addition, there have been no unfavorable results or remedial actions taken by our Company as a result of inspections of our property or projects conducted by the relevant PRC authorities.

With regard to our overseas operations, we are committed to strict compliance with applicable local laws on occupational health, safety and environmental protection. Our ability to comply with local laws is an important consideration before we decide to commence operations in foreign jurisdictions. Our safety, health and environmental protection department oversees our operating affiliated companies' compliance with local occupational health, safety and environmental protection requirements of the foreign jurisdictions in which we operate. Regular reviews by our safety, health and environmental protection department of our operating affiliated companies located in foreign jurisdictions are instrumental in monitoring their compliance with relevant safety and environmental protection regulations. When necessary, we engage local counsel to advise us with respect to these requirements.

Although we have stringent safety measures in place, our construction operations involve inherent occupational risks. In the years ended 31 December 2004, 2005 and 2006, the fatality rate per ten billion RMB revenue of our Company was 1.18, 2.27 and 1.35, respectively, which is substantially lower than the actual average death rate per ten billion RMB revenue in the construction industry, which is approximately 4.76, 3.43 and 2.65, respectively in the same period, according to the relevant government authority. During the Track

Record Period, we experienced 43 severe injuries and 96 fatalities, and we were liable for a total of approximately RMB19 million as compensation for these fatalities. On 5 August 2007, flooding and debris-flow suddenly occurred at the tunnel face of Yiwan Railway Yesanguan Tunnel during its construction by the Fourth Engineering Company of China Railway 16th Bureau Group Co., Ltd., under our subsidiary, China Railway 16th Bureau Group Co., Ltd.. This accident resulted in the deaths of 10 workers. Due to the complex geographical conditions of the surrounding area, the relevant authorities are still conducting an investigation of this accident and have not yet reached a conclusion. The total amount of compensation that we paid for as a result of this accident as of 30 November 2007 was RMB2.9 million. According to the legal opinion of our PRC legal adviser, Beijing Deheng Law office, we have duly and fully paid this compensation amount. In March 2007, a sudden collapse occurred to a tunnel during its excavation for the Beijing subway No. 10, which resulted in the deaths of six workers. Investigations into this accident in Beijing were commenced by the relevant authorities. As of 30 November 2007, several management personnel at Second Engineering Company of China Railway 12th Bureau Group Co., Ltd., under our subsidiary, China Railway 12th Bureau Group Co., Ltd., received disciplinary action and other penalties. Three of them have been removed from their management positions as a result of this accident and no senior management personnel of our Company has been removed from management position for this accident. We have provided various forms of compensation to the families of the workers, including monthly dependency payments, funeral assistance payments and payments to relatives of the deceased who have experienced economic hardship as a result. The total amount of compensation that we paid for as a result of this accident as of 30 November 2007 was RMB2.2 million. According to the legal opinion of our PRC legal adviser, Beijing Deheng Law Office, we have duly and fully paid this compensation amount. We have also performed a comprehensive investigation of the accident resulting in the implementation of additional protective measures to be followed during future tunnel construction work. We have made efforts to strengthen our safety measures at our construction sites to prevent such accidents from occurring again, including modifying our construction methods for tunnel projects to prevent the occurrence of similar accidents, educating our employees to recognize dangers and take measures to deal with emergency situations, and improving the safety of our construction sites by increasing our investment in safety production. On 23 January 2008, certain workers hired by a subcontractor of the Second Engineering Company of China Railway 16th Bureau Group Co., Ltd. (中鐵十六局集團第二工程有限公司), under our subsidiary, China Railway 16th Bureau Group Co., Ltd., entered the work area of the Jiaoji Railway Line (which has operational speeds of up to 200 km/h) before scheduled maintenance hours. A subsequent major railway accident occurred, resulting in nine injuries and 18 fatalities. As of the Latest Practicable Date, this accident was under investigation by the relevant authorities. No other accident has had, individually or in the aggregate, a material effect on us. We cannot guarantee that such safety-related incidents will not have an adverse impact on our reputation, corporate image and results of operations.

INTERNAL CONTROLS

Our Board is responsible for monitoring our internal control system and for reviewing its effectiveness. In accordance with applicable laws and regulations, we have implemented internal procedures with a view to establish and maintain our internal control system, which covers our material production and operational decisions, the development of an information technology system, protection of our intellectual property, the establishment of risk and asset management systems, maintenance of an internal audit system and compliance with local laws and rules in both domestic and international markets. In 1987, we established an Internal Audit Department at our head office consisting of financial, auditing, engineering and legal personnel. The department is responsible for establishing the structure of internal audit institutions, allocating responsibilities,

determining work procedures, and implementing specialized audit rules and ancillary measures. Our Audit Department directly reports to our Audit Committee.

Our Directors believe our current internal control system is reasonable, sufficient and effective based on the unqualified advice we received from time to time from independent third parties, and has been implemented effectively in the past. However, although such internal control system, which includes rules, policies and procedures, is in place and in effect, there may still be weaknesses in the implementation of such internal control system. Moreover, we cannot guarantee that our employees will not, in their personal capacity, act in such a way that contravenes our internal control procedures. See "— Legal proceedings". As we have undergone the Restructuring recently and will become a publicly listed company through the Global Offering, our internal control system may require refinement following the expansion of our business that requires recruitment of professional staff. For details, see "Risk Factors — Risks relating to our business operations — We may not be able to monitor and deploy internal control measures with respect to our business operations in an effective and timely manner because of our large number of operating subsidiaries and their broad range of businesses."

INTELLECTUAL PROPERTY RIGHTS

We rely on patents, copyrights, trademarks and contractual rights to protect our intellectual property rights. The intellectual property rights are critical to our businesses. As of the Latest Practicable Date, we held 67 trademarks, 87 patents, 67 National Construction Methods and 351 Provincial Construction Methods. We continuously submit patent applications for products and technologies that we have developed. We also possess unregistered trade secrets, technologies, know-hows, processes and other intellectual property rights. As of the Latest Practicable Date, we have not suffered any infringement of our intellectual property and we have not violated any intellectual property rights of any third parties, to the best of our knowledge.

As of the Latest Practicable Date, our Company was not a party to any litigation brought by any third party due to infringement of intellectual property rights. Details of our intellectual property rights are set out in "Appendix IX — Statutory and General Information—Further information about our business" included in this Prospectus.

PROPERTIES

Our head office is located in Beijing, PRC. As of 31 December 2007, we owned 844 parcels of land and 3,368 buildings.

Of the 844 parcels of land, 836 parcels of land with an aggregate site area of approximately 15,798,262 m^2 are in the PRC and 8 parcels of land with an aggregate site area of approximately 51,563.4 m^2 are located overseas. In addition, 21 parcels of land with an aggregate site area of approximately 1,038,519.3 m^2 are held by us for our real estate development business.

Of the buildings owned by us, 3,322 buildings or units with an aggregate GFA of approximately 3,160,069.9 m^2 are in the PRC and 46 buildings or units with an aggregate GFA of approximately 22,076.6 m^2 are located overseas.

In addition, we have leased five parcels of land with an aggregate site area of approximately 101,588.4 m^2. We have also leased 172 buildings or units in the PRC, with an aggregate GFA of approximately 207,690.7 m^2 and 22 buildings or units in the overseas countries, with an aggregate GFA of approximately 8,608.2 m^2.

Sallmanns, an independent property valuer, valued our owned property interests at approximately RMB13,577 million as of 31 December 2007. The text of the valuer's letter, summary of values and valuation certificates prepared by Paul L. Brown in connection with its valuation are set out in "Appendix IV — Property Valuation" included in this Prospectus.

Land Use Rights

Pursuant to the Restructuring, CRCCG transferred to us the land use rights of 836 parcels of land in the PRC and the leases of 5 parcels of land leased from the State, particulars of which are as follows:

(i) 317 parcels of granted land with a total site area of approximately 3,520,134.5 m^2 with granted land use rights certificates issued to us;

(ii) 349 parcels of allocated land with a total site area of approximately 9,851,262.6 m^2 which have been injected into us as capital. The land use right certificates of the 349 parcels of allocated land are pending change of registration;

(iii) 117 parcels of land with a total site area of approximately 1,856,822.5 m^2, which has been transferred to us as capital injection upon the transfer of the equity interests of the subsidiaries holding such land. The land use rights certificates of the 117 parcels of land have been obtained and are under the name of the subsidiaries;

(iv) 53 parcels of land with a total site area of approximately 570,042.5 m^2, which are pending issuance of the granted land use rights certificates; and

(v) the leases of five parcels of land with a total site area of approximately 101,588.4 m^2 leased from the State, with the land use rights of four parcels of land expiring in 2032 and one parcel of land in 2011.

As of 31 December 2007, of the 53 parcels of land referred to in (iv) above, we have entered into land grant contracts with the relevant government authorities and have paid or will pay the applicable land premium in accordance with the terms required under these contracts. Of the 53 parcels of land for which the granted land use right certificates are pending, aggregate GFAs of approximately 493,268.6 m^2, 51,258 m^2 and 25,515.9 m^2 are used by our construction operations, survey, design and consultancy operations and other business operations, respectively. We expect to settle all outstanding premium in the amount of RMB233 million for grant of the land use rights before the end of 2008.

Beijing Deheng Law Office, Our PRC legal adviser, is of the view that: (1) in respect of the 349 parcels of allocated land which are pending change of registration as referred to in (ii) above, there is no legal impediment for us to change the registration and obtain the relevant land use right certificates of such land, as the injection of such allocated land into us as capital contribution has been approved by the MLR; and (2) there is no legal impediment for us to obtain the granted land use right certificates for the 53 parcels of land referred to in (iv) above on condition the relevant land premium will be duly paid by us.

As confirmed by Deheng Law Office, our PRC legal adviser, we have obtained all land use right certificates in respect of the land held by us for our real estate development and investment.

Buildings

Pursuant to the Restructuring, CRCCG transferred to us a total of 3,322 buildings in the PRC as follows:

- 2,044 buildings with a total GFA of approximately 2,182,275.3 m^2, for which our Company has proper building ownership certificates or building title proof. Among these buildings, 1,877 buildings, with a total GFA of approximately 1,909,350.5 m^2, were built on land for which CRCCG has proper land use rights certificates. The remaining 167 buildings, with a total GFA of approximately 272,924.9 m^2, were built on land for which CRCCG has not obtained proper legal title. Of these 167 buildings, (i) 95 buildings, with a total GFA of approximately 128,094 m^2, were built on 43 parcels of allocated land which has not been transferred by CRCCG to us; and (ii) 72 buildings, with a total GFA of approximately 144,830.9 m^2, were built on land which has been transferred to us pursuant to the Restructuring and we are in process of applying the granted land use right certificates to us.

  In respect of the 95 buildings on the 43 parcels of allocated land, CRCCG signed an undertaking letter on 10 December 2007 pursuant to which CRCCG undertakes, on a best endeavors basis, to complete the procedures for converting the allocated land use rights to granted land use rights in relation to the 43 parcels of land within 12 months from the date of our establishment, and then either transfer or lease the land use rights of such parcels of land to us. In the meantime, before the procedures have been completed, CRCCG also undertakes to (i) allow us to use the 43 parcels of land for nil consideration; (ii) acquire the buildings on the 43 parcels of land on the basis of valuation conducted by an independent valuer, if CRCCG cannot convert the allocated land use rights to granted land use rights within one year; (iii) indemnify us against, among other things, all losses and damages which may arise from any adverse effect on our business operations.

  In respect of the 72 buildings on the land for which we are applying for the granted land use rights certificates, CRCCG has undertaken in the Restructuring Agreement to indemnify us in respect of any title defect of properties being acquired by us pursuant to the Restructuring.

- 1,278 buildings with a total GFA of approximately 977,794.5 m^2, for which our Company or the relevant subsidiaries of our Company do not have proper building ownership certificates. Among these buildings, 456 buildings, with a total GFA of approximately 499,067.3 m^2, were registered under the name of the predecessors or individuals. For the remaining 822 buildings, (i) 751 buildings, with a total GFA of approximately 403,218.3 m^2, were built on the land which CRCCG has proper land use rights certificates. We are in the process of applying the building ownership certificates for such buildings and expect to obtain them before the end of 2008. Since all such buildings were invested and built on land owned by CRCCG which were transferred to us pursuant to the restructuring, we are of the view, and with the support of legal opinion from Beijing Deheng Law Office, that there exists no legal dispute in relation to the use of such buildings; (ii) 42 buildings, with a total GFA of approximately 24,239.8 m^2, were built on the 43 parcels of allocated land for which CRCCG has not obtained proper legal title; and (iii) 29 buildings on land which is in the process of applying for the grant of land use rights. We expect to obtain the granted land use rights certificates for such buildings before the end of 2008. Of the 822 buildings, aggregate GFAs of approximately 445,134.1 m^2, 9,481.3 m^2, 16,006.2 m^2 and 8,105.7 m^2 are used by our construction operations, survey, design and consultancy operations, manufacturing operations and other business operations, respectively. We are of the view that such buildings with no proper titles are not crucial to our operations as (1) our infrastructure

construction business is largely carried out in the open and none of the buildings with no proper titles is in respect of any infrastructure projects or for real estate development business; and (2) such buildings are mainly for ancillary use, such as offices, and we can easily relocate to other premises to conduct the same activities.

The change of registration to us of those buildings with building ownership certificates held by the predecessors of subsidiaries or individuals has not all been completed and as of 31 December 2007, the change of registration of 456 buildings is still outstanding. Beijing Deheng Law Office, our PRC legal adviser, is of the view that there is no legal impediment for us to change the registration of the building ownership certificates. The change of registration will be completed before the end of 2008.

Pursuant to the Restructuring Agreement, CRCCG has undertaken to provide all necessary assistance in our application for building ownership certificates. We expect to obtain all relevant building ownership certificates by the end of 2008, either under our name or the name of one of our subsidiaries. CRCCG has also undertaken to bear any costs or expenses arising from the transfer of these building ownership certificates, and has promised to compensate us for all losses or damages arising from CRCCG's lack of title to the buildings in question should we fail to obtain the building ownership certificates, to the extent such failure is not due to us.

Buildings under Construction

CRCCG transferred to us 18 new buildings which are currently under construction. Upon completion, these buildings will have an estimated total GFA of approximately 136,531 m^2. We have obtained all the relevant permits and approvals for the construction of the 18 new buildings. The relevant building ownership certificates of the buildings under construction will be obtained by us or our relevant subsidiaries following construction and property registration with the relevant authorities. We intend to use these buildings for production purposes, as offices and for other ancillary business uses.

Leased Buildings

As of 31 December 2007, we leased 172 buildings in the PRC. Among these 172 leased buildings, 96 of which have obtained building ownership certificates. Beijing Deheng Law Office, our PRC legal adviser, is of the view that the relevant leases are legally binding and enforceable. The remaining 76 leased buildings have not obtained building ownership certificates. Beijing Deheng Law Office, our PRC legal adviser, is of the view that there exists no legal dispute in relation to the use of such buildings. 164 of the lease agreements of such buildings, which are primarily for office use, have not been registered. We are arranging for registration of such lease agreements and expect to complete the lease registration before the end of 2008. The total GFA of the leased buildings is approximately 207,690.7 m^2. Among these leased buildings, we or our relevant subsidiaries leased from CRCCG 133 buildings with a total GFA of approximately 180,892 m^2 and we or our relevant subsidiaries also leased 39 buildings from various independent third parties with a total GFA of approximately 26,798.7 m^2. Beijing Deheng Law Office, our PRC legal adviser, is of the view that such matters will not affect the legality of the lease agreements. As we can easily relocate to other premises to conduct the same activities, our Directors are of the view that these leased buildings without valid registration are not material to our operation. Further, CRCCG has undertaken in the Restructuring Agreement to indemnify us in respect of any loss which may arise from any lease transferred by it to us.

Overseas Properties

As of 31 December 2007, we own 8 parcels of land with a total site area of approximately 51,563.4 square meters and 46 buildings in Poland, Botswana, Germany, Djibouti and Nigeria. We also own several

properties in Hong Kong and Macau. Additionally, we have leased several properties in Hong Kong, Macau, Japan, Nepal, United Arab Emirates, Saudi Arabia, Libya, Madagascar and Afghanistan. Our Directors are of the view that such tenancy agreements are entered into in accordance with the local legal requirements and are valid and binding.

Waiver from Certain Valuation Report Requirements

Regarding the format and content of the valuation report, the property valuation report included in Appendix IV to this Prospectus includes a valuation report in full compliance with all applicable Hong Kong Listing Rules and Paragraph 34 of Part II of the Third Schedule to the Companies Ordinance of property interests held by us for our property development and investment business. However, except for the property interests held by us for our property development and investment business, owing to the substantial number of properties we own and lease, we have applied for and obtained a waiver from the Hong Kong Stock Exchange from strict compliance with Rule 5.01, Rule 5.06, Rule 19A.27(4) and Paragraph 3(a) of Practice Note 16 of the Hong Kong Listing Rules and an exemption from the SFC from strict compliance with Paragraph 34 of Part II of the Third Schedule of the Companies Ordinance on the grounds that:

(a) it would be unduly burdensome to list each of the properties in Group I, Group II, Group VII and Group VIII of the valuation report included in Appendix IV to this Prospectus and show their particulars and values individually in this Prospectus; and

(b) it would be unduly burdensome to prepare an English translation of the full valuation report in respect of properties in Group I, Group II, Group VII and Group VIII of the valuation report included in Appendix IV to this Prospectus, as substantially all of the properties of our Company are located in the PRC and consequently the underlying valuation and title information is in Chinese.

The exemptions were granted with conditions which are set out in "Appendix IX — Statutory and General Information".

See "Appendix X — Documents Delivered to the Registrar of Companies and Available for Inspection — Documents available for inspection" for the time and place that the full valuation report will be available for public inspection.

INSURANCE

Pursuant to the general practice in the industry, we are required to obtain fire, liability or other property insurance for the property, equipment or inventory in relation to our major businesses, and are required to obtain construction project all-risk insurance for most of the construction projects we undertake. Such policies generally extend for the entire contract period, including the maintenance period following completion of the project. We also purchase pension insurance, medical insurance, unemployment insurance, workplace injury insurance and maternity insurance for our employees and personal injury insurance for our overseas and on-site workers pursuant to the relevant PRC laws and regulations.

Consistent with what we believe to be customary practice in China, we do not carry any third-party liability insurance to cover claims in respect of personal injury or property or environmental damage arising from accidents on our property or relating to our operations, nor do we carry any business interruption insurance or key-man life insurance on our key employees. Such insurance are not mandatory according to the laws and regulations of the PRC or would impose additional costs on our operations, which would reduce our competitiveness against our competitors in the PRC. See "Risk Factors — Risks relating to our business operations — Certain of our businesses expose us to potential liability claims".

Our Directors believe that we maintain adequate insurance coverage that is consistent with our risk of loss and industry practice. We will continue to examine and evaluate the risks of our Company, and will make necessary and appropriate adjustments to our insurance policies according to our needs and the customary practice in the PRC.

LEGAL PROCEEDINGS

As of the Latest Practicable Date, we had initiated three individual legal proceedings against three independent counterparties. The total relief sought against these three counterparties amounted to RMB253.4 million. We believe that the outcome of these three legal proceedings will not have a material adverse impact on our financial position and business operations due to the amount of relief sought and the fact that these proceedings arose from the ordinay course of our business.

In November 2007, a proceeding was initiated by the Court of Final Appeal of the Macau Special Administrative Region against the former Secretary for Transport and Public Works of Macau for alleged bribery and corruption. In a separate legal proceeding, a director of Chon Tit Macau Investment and Development, one of our indirect subsidiaries in Macau, was prosecuted as a defendant in relation to this incident which related to certain contracts we were awarded in Macau during the period the former Secretary of Transport and Public Works of Macau was in position. The director retired at the end of December 2007 due to health problems. Since the legal proceeding is still in its early stage, we are unable to predict the outcome of the judgment. Based on the legal advice of our special counsel in Macau, our Company will not be criminally liable under the laws of Macau. However, should our former employee be found liable in this proceeding, our Company may be liable for damages in this regard. Notwithstanding the outcome of the proceeding, we believe that this incident will not have a material impact on our business operations.

Except for the above legal proceedings, neither we nor any of our subsidiaries is a party to any other litigation or arbitration of which the relief sought amounts to more than RMB50 million, and no material litigation, arbitration or claim is known to us to be pending or threatened by or against us or our subsidiaries or with respect to any of our properties or operations.

EMPLOYEES

As of 31 December 2006 and 30 November 2007, we had 183,308 and 180,986 on-duty employees, respectively. The following table sets out the number of on-duty employees by position:

	Number of on-duty[1] Employees	
	As of 31 December 2006	As of 30 November 2007
Operational, Constructing, Maintenance and Production		
Construction Operations	142,797	140,988
Survey, Design and Consultancy Operations	3,847	3,802
Manufacturing Operations	7,515	7,410
Other Operations	2,563	2,534
Sub-total	156,912	154,924
Management, Financial and Administrative	16,498	16,289
Research and Development, Technical Support	3,666	3,619
Sales and Promotional	2,932	2,896
Others	3,300	3,258
Total	**183,308**	**180,986**

(1) 'On-duty employees' are those that work and receive salary or wages or other forms of remuneration from our Company.

As of 31 December 2006 and 30 November 2007, we had 54,527 and 53,182 off-duty employees, respectively, which mainly included personnel subject to early retirement and post assignment, whose living expenses and insurance were already reserved in state assets and we do not bear other costs in relation to these off-duty employees. We follow the "Settlement Regulations for Extra Employees of State Owned Enterprises" (State Council (1993) No. 111 Order) to provide welfare and benefit of these off-duty employees.

The salaries of our employees are mainly dependent on seniority and performance, and total compensation includes allowances, performance-based bonuses and special awards. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, the total amount of salaries, bonuses and allowances paid by us to our employees was RMB6,186.4 million, RMB6,357.5 million, RMB7,884.6 million RMB7,167.7 million and RMB7,989.4 million, respectively.

Employees also receive welfare benefits including medical insurance, pension insurance, unemployment insurance, maternity insurance, workplace injury insurance, employee's housing fund and other benefits. According to applicable regulations, the premiums for basic pension insurance and unemployment insurance are contributed pursuant to PRC national, provincial and municipal regulation, among which basic pension insurance is contributed according to the national standard of 8% by the employee and 20% to 23% by the employer. Except for the above annual contributions, we are not responsible for other employee benefits. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, we contributed employee benefits of RMB1,002.5 million, RMB1,092.2 million, RMB1,393.1 million, RMB1,270.4 million and RMB1,589.5 million, respectively. We also contribute to the housing reserve fund in accordance with applicable PRC regulations.

Employees must contribute 1% of their wages to unemployment insurance and employers must pay a corresponding rate of 2% of employee wages to unemployment insurance. Workplace injury insurance rates vary with different industries, ranging from 0.5% to 1.5% of employees' wages. We currently pay a 1% rate for workplace injury insurance. The contribution rate for medical insurance is set out in local regulations.

Currently, except for short-term temporary workers directly hired by us, all of our employees are hired pursuant to the terms of a written employment contract, which specifies the employee's position, responsibilities, remuneration and grounds for termination. We enter into short-term labor contracts (with a term of under one year) with certain temporary workers. The temporary workers are managed by the entity with which the worker is placed, and the wages, benefits and insurance are borne by the dispatching entity as stipulated in the labor contract.

Employees of our Company are protected by labor unions. We encourage employee participation in the management of our Company. The operating entities of our Company and our subsidiaries have separate branches of the labor union. We have not experienced any strikes or other labor disturbances which have interfered with our operations, and we believe that we have positive relations with our employees.

We have been advised by Beijing Deheng Law Office, our PRC legal adviser, that the new PRC Labor Contract Law calls for much stricter requirement in HR departments in terms of signing labor contracts with employees, stipulating probation and violation penalties, dissolving labor contracts, paying remuneration and economical compensation as well as social security premiums. We are requested to take a variety of intensified measurements to improve our employment relationship management and practically fulfill our statutory obligations accordingly. In addition, we shall also choose the forms of employment in accordance with the new law, particularly on worker service dispatches. The legal interpretation in this regard made by the competent central government authority provides that the term of worker service dispatch shall not exceed six months or otherwise the employer shall hire workers through ordinary employment. As for dispatch provided by law, the

accepting entity is required to provide the corresponding working conditions and labor protection, pay overtime remunerations and performance bonuses and provide benefits relevant to the position. The accepting entity should not in turn dispatch the workers to any other employer. The new PRC Labor Contract Law provides that the accepting entity and the dispatching entity shall bear joint and several liability of compensation if any damage is caused to the legitimate right and interests of workers dispatched. Therefore the new regulations strengthened the protection to dispatched workers. In general, we believe that the new PRC Labor Contract Law will help us to establish a more stable and harmonious labor relationship between our employees and us.

OVERVIEW

The Company was established on 5 November 2007 with CRCCG as the sole promoter. CRCCG owned 100% of the share capital of the Company immediately prior to the A Share Listing. Immediately after the completion of the A Share Listing, CRCCG will own approximately 76.6% of the issued share capital of the Company. Immediately after the completion of the A Share Offering and the Global Offering, CRCCG will own approximately 64.4% of the issued share capital of the Company if the Over-allotment Option is not exercised (or approximately 62.9% if the Over-allotment Option is exercised in full), and will be the controlling shareholder of the Company.

Pursuant to the Restructuring Agreement, CRCCG transferred to the Company substantially all of its assets, liabilities and interests relating to its construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment and logistics operations, with the exception of five BOT projects and certain other ancillary businesses. After the completion of the Restructuring, CRCCG itself no longer has the necessary licences to engage in our core businesses and will no longer have independent capability to engage in business which is similar to our core businesses, nor will it engage in any construction operations. CRCCG will function as our holding company and CRCCG will not conduct any business operations other than the Retained Operations.

Our core businesses are construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment and logistics operations.

DELINEATION OF BUSINESS AND COMPETITION

As part of our Restructuring, certain businesses and operations have been retained by CRCCG, a summary of which is set out below.

The retained businesses and operations of CRCCG (the "Retained Operations") principally include:

- *Retained BOT Projects* — CRCCG has retained controlling interests in five retained BOT project companies (the "Retained BOT Projects"). The Retained BOT Projects are retained by CRCCG because: (1) all concession agreements relating to the Retained BOT Projects have provisions restricting assignment during the building period, thereby prohibiting the transfer of CRCCG's interests at the building stage; and (2) some projects are under negotiations with the relevant local authorities for increased amount of compensation with regard to expropriation of land, which results in the actual amount of such compensation paid exceeding the original budget. In addition to the above, upon completion of the projects, any future transfer of CRCCG's interests is subject to the pre-emptive rights of the joint venture parties to the project agreements. Particulars of the Retained BOT Projects are as follows:

    - CRCCG owns an 80% equity interest in Chongqing Tiefa Suiyu Highway Co., Ltd., which has a 111.8 km highway project from Chongqing City to Suining City of Sichuan Province. The other investor in the project is an independent third party. The board of directors of the project company comprises six members, three (one member of senior management and two employees) of which are holding positions in the Company. Construction works of the project commenced in December 2003. Phase I of the project has been opened to traffic since October 2006, while phase II of the project has been opened to traffic since the end of 2007. The concession period of the project is 30 years (i.e. building period of three years and operation period of 27 years) commencing from December 2004 to

December 2034. The total investment of the project is RMB4,747 million. The actual investment contributed by CRCCG as at the Latest Practicable Date was approximately RMB1,328.8 million. As at 30 September 2007, the unaudited total asset value of the project company was approximately RMB3,264 million and its unaudited net asset value was approximately RMB1,384 million. For the nine months ended 30 September 2007, the project company has not generated any revenue. A transfer of equity interest in Chongqing Tiefa Suiyu Highway Co., Ltd. is subject to the pre-emptive right of the other joint venture partner, unless the transfer is from a joint venture partner to its related party. Since the project is subject to further negotiations with the relevant local authorities in relation to the amount of compensation with regard to expropriation of land, we consider that it is currently not appropriate for us to include the project in our Company.

- CRCCG owns an 80% equity interest in Nanjing Changjiang Tunnel Co., Ltd., which has a 6.2 km cross — Changjiang river tunnel project from Nanjing City centre to the Pukou region of Jiangbei, Nanjing. The other investors in the project are independent third parties. Construction works of the project commenced in September 2005 and is expected to be completed in September 2009. The concession period of the project is 30 years (i.e. building period of approximately three years and operation period of 27 years) commencing from October 2005 to October 2035. The board of directors of the project company comprises eight members, two (one Director and one employee) of which are holding positions in the Company and four of which are holding positions in our subsidiaries. The total investment of the project is RMB3,318 million. The actual investment contributed by CRCCG as at the Latest Practicable Date was approximately RMB833.2 million. As at 30 September 2007, the unaudited total asset value of the project company was approximately RMB1,122 million and its unaudited net asset value was approximately RMB1,042 million. For the nine months ended 30 September 2007, the project company did not generate any revenue. Since the project is in the process of being built and, pursuant to the project agreement, CRCCG's equity interest in the project company cannot be transferred to any party during the building stage, we consider that it is currently not suitable for us to include the project in our Company.

- CRCCG owns a 70% equity interest in Beijing Tongda Jingcheng Highway Co., Ltd., which is the project company responsible for the development of Jingcheng Highway Phase Two, a 49.7 km highway project from the 6th Ring Road of Beijing City to Miyun County. The other investor in the project is an independent third party. The board of directors of the project company comprises five members, two (one member of senior management and one employee) of which are holding positions in the Company. Construction works of the project commenced in May 2004 and the relevant section of the highway has been formally opened to traffic since October 2006. The concession period of the project is 28 years (i.e. operation period, excluding building period of 28 months) commencing from September 2006 to September 2034. The total investment of the project is RMB3,919 million. The actual investment contributed by CRCCG as at the Latest Practicable Date was approximately RMB896.0 million. As at 30 September 2007, the unaudited total asset value of the project company was approximately RMB3,571 million and its unaudited net asset value was approximately RMB1,220 million. For the nine months ended 30 September 2007, the unaudited net loss of the project company was approximately RMB44 million. Since the project is subject to further negotiations with the

relevant local authorities in relation to the amount of compensation with regard to expropriation of land, we consider that it is currently not appropriate for us to include the project in our Company.

- CRCCG owns a 55% equity interest in Xianyang Zhongtie Road and Bridge Co., Ltd., which has a 1.9 km bridge project in the western part of Xianyang City, Shaanxi Province. A 35% equity interest was previously held by China Railway 20th Bureau Group Co., Ltd. (one of our subsidiaries) which, pursuant to our Restructuring, had been transferred to CRCCG pending completion of the transfer procedures. Subject to completion of the transfer and before the completion of the disposal below, CRCCG will have a 90% equity interest in the project company. The remaining 10% equity interest in this project company is held by an independent third party. The board of directors of the project company comprises seven members, four (one member of senior management and three employees) of which are holding positions in the Company and two of which are holding positions in our subsidiaries. The total investment of this project is RMB120 million. The actual investment contributed by CRCCG as at the Latest Practicable Date was approximately RMB36 million. Construction works of the project commenced in May 2003 and the bridge has been formally opened to traffic since September 2004. The concession period of the project is 25 years (i.e. operation period, excluding building period of 14 months) commencing from July 2004 to 30 June 2029. As at 30 September 2007, the unaudited total asset value of the project company was approximately RMB116 million and its unaudited net asset value was approximately RMB45 million. For the nine months ended 30 September 2007, the unaudited net profit of the project company was approximately RMB0.39 million. Prior to the commencement of our Restructuring, CRCCG and China Railway 20th Bureau Group Co., Ltd. had registered to dispose of a 70% equity interest in the project company through China Beijing Equity Exchange because of the small investment size of this project company, which results in relatively high management cost. CRCCG is negotiating with the buyer for details of the disposal but without significant progress to date.

- CRCCG owns a 90% equity interest in Guangdong Chaojie Highway Co., Ltd., which has a 29.3 km highway project from Chaozhou to Jieyang in Guangdong Province. The other investors in the project are independent third parties. The board of directors of the project company comprises ten members, eight (one Director and seven employees) of which are holding positions in the Company. The total investment of this project is RMB1,623 million. The concession period of the project is 25 years (i.e. building and operation period) commencing from April 2004 to April 2029. The project agreement was signed in April 2004, but, due to disagreement among the joint venture partners, the project was terminated at or around the end of 2006. Prior to the termination of its project, Guangzhou Chaojie Highway Co., Ltd. only commenced some pre-construction works, such as site clearance, construction of temporary structures. As at the Latest Practicable Date, CRCCG had not injected any capital into the project company but expended approximately RMB11.9 million as management expenses for the project. Prior to the commencement of our Restructuring, CRCCG approached the other parties to the concession agreement to vary the restriction against assignment during the building period but without success. CRCCG is exploring other possibilities to dispose of its equity interests in this project.

- *Construction Support Services* — CRCCG has retained minority equity interests in five survey companies, two construction supervision services companies and one construction testing company, which are engaged in the provision of construction contracting support services ("Construction Support Services"); and
- *Ancillary support services* — CRCCG has retained some ancillary businesses including hospitals, nurseries, printing, property management, hotels etc ("Ancillary Support Services").

The Directors believe that the Retained BOT Projects themselves do not pose any competition with our core businesses as we do not have BOT projects at the same locations serving the same customers and purposes, nor are they substitutes or alternative means of traffic of any of our BOT, BT and BOO for customers or users. Three of the Retained BOT Projects are highway projects, which are located in Chongqing, Beijing and Guangdong province, respectively, whereas the only highway BOT project that we have is in Harbin. As for road and bridge projects, CRCCG has one Retained BOT Project which is a road and bridge combined project and is located in Xianyang City, Shaanxi province. We have one BT road project, which is located in Taizhou (Jiangsu province), two BT bridge projects located in Changzhou (Jiangsu province) and Chongqing, respectively, and one combined road and bridge BOT project in Jiyang (Shandong province). None of them is located in the vicinity of Xianyang City. The remaining Retained BOT Project is a cross-Changjiang tunnel in Nanjing and although we also have a cross-Changjiang bridge project in Chongqing, the two of them do not have any competition with each other because of the difference in locations. Our other BOT, BT and BOO projects are railways and metropolitan railways projects which are different from the Retained BOT Projects in terms of location, customers and purposes.

The Retained BOT Projects are managed and operated by their respective project companies, which have their respective boards of directors and senior management. The necessary concession rights to carry out construction and operations of the Retained BOT Projects are held by the relevant project companies. After our Restructuring, CRCCG has only retained majority equity interests in the project companies of such Retained BOT Projects and no longer has the capability to manage and/or operate BOT or similar projects, nor does it or will it have the capability to manage and/or operate any new BOO, BT or PPP projects, or the capability to compete with us.

Construction Support Services are categorized as ancillary businesses or assets, which, according to the relevant State regulations in relation to separation of main and ancillary businesses, are subject to further separation of main and ancillary businesses procedures and therefore are not suitable to be included in our Company. These operations are principally engaged in the provision of ancillary construction survey and supervision services, such as photocopying and printing of construction drawings, provision of labor services and railway survey services etc. For each of the three years ended 31 December 2006, the Construction Support Services generated unaudited revenue of approximately RMB309.7 million, RMB506.2 million and RMB557.0 million, respectively, and incurred unaudited net profit (loss) of approximately RMB1.8 million, (RMB3.4 million) and RMB15.0 million, respectively. As at 31 December 2004, 2005 and 2006, the unaudited net asset value of the Construction Support Services were approximately RMB100.1 million, RMB120.5 million and RMB169.5 million. Compared to our revenue, profit and net asset value (see "Appendix I — Accountants' Report"), the Construction Support Services are small scale operations or of negligible size, and some of them are running at a loss and will be dissolved or disposed of by CRCCG gradually. CRCCG is in the process of dealing with or disposing of the Construction Support Services and expects that such dealing or disposal will be completed by the end of 2009. The Construction Support Services do not pose any competition with our core businesses as they are small in scale and do not have the capacity to

compete with us. In respect of the Ancillary Support Services, certain companies in relation thereto have ceased operations or are pending to be deregistered.

The Directors are of the view that the Retained Operations do not pose any competition or potential competition with our core businesses. Notwithstanding this, CRCCG entered into the Non-Competition Agreement (referred to below) by agreeing not to compete, either directly or indirectly, with us and by providing us with options and pre-emptive rights to purchase the Retained Operations. With the implementation of the protective measures as described in "Non-Competition Agreement" below, the Directors believe that we will not face competition from CRCCG. In connection with our Restructuring, we have entered into a number of agreements and arrangements to regulate our transactions with CRCCG. For details of such agreements and arrangements, see "Connected Transactions".

Non-Competition Agreement

The Company entered into a Non-Competition Agreement with CRCCG on 5 November 2007, under which CRCCG agreed not to compete with us in our core businesses and granted us options and pre-emptive rights to acquire the Retained Operations from CRCCG.

CRCCG has undertaken in the Non-Competition Agreement that it will:

- during the term of the Non-Competition Agreement, not compete with us, directly or indirectly, whether on its own or jointly with other entities in any activities or businesses which competes with our core businesses, whether inside or outside the PRC;
- procure that any other company in which CRCCG is a controlling shareholder will not compete with us; and
- not participate, whether directly or indirectly, in the management and operation of any new BOT, BOO, BT or PPP projects and not bid for any new BOT, BOO, BT or PPP projects.

Pursuant to the Non-Competition Agreement, CRCCG has granted us:

- an option to purchase any of the Retained Operations, subject to any relevant laws and applicable listing rules and existing joint venture parties' pre-emptive rights (if any); and
- pre-emptive rights to purchase any of the Retained Operations on terms no less favorable than those of third parties, if CRCCG or any of its associates intends to transfer, sell, lease or license such interests to any third party. Upon the exercise of such option or pre-emptive right, CRCCG shall transfer such interest to us.

In addition, pursuant to the Non-Competition Agreement, CRCCG has undertaken that if CRCCG becomes aware of a business opportunity which directly or indirectly competes, or may lead to competition, with our core businesses, CRCCG or any of its subsidiaries will notify us of such business opportunity immediately upon becoming aware of it. CRCCG shall also procure the companies of which CRCCG are controlling shareholders to comply with this provision.

In relation to our pre-emptive rights described above, under the Non-Competition Agreement, CRCCG must notify us before the transfer of its relevant interest to a third party. Such notice must set out the full terms of the proposed transfer and any information which may reasonably be required by us, so that we can be provided with sufficient details to make an informed decision as to whether we ought to exercise the pre-emptive rights. Any decision on whether to exercise the pre-emptive rights will be made by the independent non-executive Directors.

CRCCG will conduct semi-annual working meetings with all of its subsidiaries, including us. Members of the senior management of the Company will represent us at these meetings, at which they may make enquiries of the performance of the Retained Operations to enable us to consider whether exercising the options is in our interest. In addition, CRCCG has undertaken to provide and to procure the provision to our Company of such other information as may be necessary for us to properly consider whether to exercise the options under the Non-Competition Agreement. Based on the information provided by CRCCG, the independent non-executive Directors will consider and decide whether any option or pre-emptive right should be exercised. When considering whether to exercise any options or pre-emptive rights, the independent non-executive Directors will consider various factors including, among other things, (i) whether the Retained Operations to be acquired accord with our then development strategy; (ii) whether consents from the joint venture partners, if necessary, can be obtained; and (iii) the performance of the business and prevailing market conditions, for instance, in respect of the Retained BOT Projects, whether such Retained BOT Project has reached a sufficiently mature stage that it would be in the interest of our Company and our Shareholders as a whole to exercise the options or pre-emptive rights. The independent non-executive Directors may, where necessary and at our cost, engage an independent financial adviser to advise them. As the Retained Operations are State-owned assets, any transfer of such Retained Operations will be independently valued based on acceptable PRC valuation principles and consents of the relevant government authorities have to be obtained before any such transfer, if applicable. Further, any exercise or non-exercise of any option under the Non-Competition Agreement would constitute a connected transaction. When the Company decides whether to exercise or not to exercise any option or any pre-emptive right under the Non-Competition Agreement, the Company shall comply with the disclosure requirements under the Hong Kong Listing Rules, and shall disclose the decision in our annual report or announcement.

The independent non-executive Directors will review on an annual basis the compliance by CRCCG with the Non-Competition Agreement and the results of such reviews will be disclosed in our annual reports or by way of announcement to the public. CRCCG has undertaken to provide us with all information for the annual reviews by the independent non-executive Directors and the enforcement of the Non-Competition Agreement. In addition, CRCCG has taken to make a statement in our annual report relating to its compliance with the Non-Competition Agreement.

The Non-Competition Agreement took effect on 5 November 2007 and shall remain effective until the earlier of (a) the date on which CRCCG directly or indirectly beneficially holds less than 30% of issued share capital of the Company; and (b) the date on which the Shares cease to be listed on the Hong Kong Stock Exchange or the Shanghai Stock Exchange.

INDEPENDENCE FROM CRCCG

Having considered the following factors, we are satisfied that we can conduct our business independently from CRCCG and its associates after the Global Offering:

Management independence

The Board comprises nine Directors. Three members of the Board, namely, Mr. Li Guorui, Mr. Ding Yuanchen and Mr. Jin Puqing, are also directors of CRCCG. The appointments of all the directors of CRCCG have been designated by SASAC.

Set out below is a table summarizing the positions held by the Directors at the Company and CRCCG:

Directors	Position with the Company	Position with CRCCG
Li Guorui	Chairman and Non-executive Director	Chairman and General Manager
Ding Yuanchen	Vice Chairman and Executive Director	Vice Chairman
Jin Puqing	Executive Director, President	Director

Mr. Li Guorui, being the chairman and a non-executive director of the Company, is principally responsible for formulating our corporate and business strategies and making major corporate and operational decisions of our Company but he is not involved in our day-to-day management. Mr. Ding Yuanchen, being the vice chairman and an executive director of the Company, is principally responsible for assisting the chairman in formulating our corporate and business strategies and making major corporate and operational decisions of our Company. Mr. Jin Puqing, being the president and an executive director of the Company, is responsible for our administration and day-to-day management. Please refer to "Directors, Supervisors and Senior Management" for technical knowledge, expertise and experience of the overlapping Directors.

Since CRCCG will simply function as our holding company and that CRCCG will not conduct any business operations other than the Retained Operations, the roles of Mr. Li Guorui, Mr. Ding Yuanchen and Mr. Jin Puqing in CRCCG are non-executive in nature. Since after our Restructuring, CRCCG no longer has any business other than the Retained Operations, which have their own boards and management teams, Mr. Li Guorui, Mr. Ding Yuanchen and Mr. Jin Puqing do not have to participate in the day-to-day management of the Retained Operations. All of these overlapping Directors will allocate substantially all of their time to our operations and management.

Other than Mr. Li Guorui, Mr. Ding Yuanchen and Mr. Jin Puqing, none of the Directors, Supervisors or senior management members of the Company holds any position in CRCCG. Approximately 35 employees of our Company are still holding positions in the project companies of the Retained BOT Projects due to the fact that such employees have been transferred from CRCCG to us as part of our Restructuring. Among such employees, Mr. Li Guorui is currently the chairman of the board of directors of Nanjing Changjiang Tunnel Co., Ltd and Mr. Hu Zhenyi, being a member of the senior management of the Company, is also the chairman of the boards of directors of Xianyang Zhongtie Road and Bridge Co., Ltd. and Guangdong Chaojie Highway Co., Ltd, and a director of the boards of directors of Beijing Tongda Jingcheng Highway Co., Ltd. and Chongqing Tiefa Suiyu Highway Co., Ltd.. Our employees who hold positions in the project companies of the Retained BOT Projects receive no remuneration for their services provided to the Retained BOT Projects. The provision of such services is regulated by the Construction and Related Services Framework Agreement entered into between the Company and CRCCG dated 5 November 2007 (as supplemented by a supplemental agreement dated 29 January 2008). See "Connected Transactions" for further details of the Construction and Related Services Framework Agreement. We confirm that the directors and members of the senior management of the Retained BOT Projects who are holding positions in our Company will resign from the relevant project companies before the end of 2008. Save as disclosed in this Prospectus, such overlapping employees (including the overlapping Directors) do not hold any other positions in CRCCG and we do not have other employees who are holding positions in CRCCG.

Upon completion of our Restructuring, CRCCG does not have the necessary business licences and does not have the capability to independently engage in any business which is similar or likely to compete with our core businesses. The Directors expect that any conflicts of interest situation involving CRCCG or its associates will be unlikely to arise. In the event of any conflicts of interests, we believe that we have sufficient

and effective control mechanism to enable the Directors to discharge their duties appropriately, avoid potential conflicts of interests and safeguard the interests of our shareholders as a whole on the following grounds:

- CRCCG entered into the Non-Competition Agreement by agreeing not to compete, either directly or indirectly, with us and by providing us with options and pre-emptive rights to acquire the Retained Operations. Any decision on whether to exercise the options or pre-emptive rights will be made by the independent non-executive Directors. A set of protective measures has been adopted by our Company to ensure the implementation of the Non-Competition Agreement, deal with potential conflicts of interests and safeguard the interests of our shareholders as a whole. Details of such protective measures have been set out in "Relationship with CRCCG — Non-Competition Agreement".
- According to the Articles of Association, all conflicted or overlapping Directors shall absent themselves from such board meetings or such part of the meetings when matters involving our Company and CRCCG and/or matters in which any such Director or his associates have a material interest are discussed, nor can such overlapping Directors vote on any resolution in relation to such matters. Any such resolution will only be passed by the affirmative votes of at least half of the total number of the voting Directors who are not associated with any proposed counter-party.
- The overlapping Directors will allocate substantially all of their time to our management and operation and will continue to undertake the same duties as before our Restructuring.
- None of the overlapping Directors has any shareholding interests in our Company or CRCCG. Their appointments to CRCCG are made by SASAC and their duties are limited to managing the organization in accordance with the authorization of SASAC, who is the ultimate shareholder of the Company.
- All the Directors, including the overlapping Directors, will not receive any remuneration, benefits and rewards from CRCCG.

Operational independence

Pursuant to the Restructuring Agreement, CRCCG has transferred to us substantially all of its assets, liabilities and interests of its construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment and logistics operations. The chains of production, supply and sales of the above businesses are complete, and their operations are independent. We and CRCCG do not have any common or shared facilities or resources and we have independent access to customers and suppliers. We hold all relevant licences that are material to our business operations and have sufficient operation capacity in terms of capital, equipment and employees to operate our business independently from CRCCG.

CRCCG has retained controlling interests in the Retained BOT Projects and minority interests in construction ancillary operations including printing of construction drawings and provision of labor services, etc. To govern the transactions between CRCCG and our Company arising from the Retained Operations, CRCCG and the Company have entered into several connected transaction agreements. The terms and conditions of these agreements are on normal commercial terms which we believe to be fair and reasonable and in the interests of our shareholders as a whole. We have entered into the Property Leasing Framework Agreement, Land Use Rights Leasing Framework Agreement, Construction and Related Services Framework

Agreement and Services Mutual Provision Agreement with CRCCG. Further details about these transactions between our Company and CRCCG are set out in "Connected Transactions".

Further, the operational decisions of our Company are made by and through our shareholders' meeting, the Board, the supervisory committee and the management of the Company according to their respective duties.

We have our own organizational structure comprised of independent departments and business and administrative units, each with specific areas of responsibility. In addition to maintaining a set of comprehensive internal control procedures to facilitate the effective operation of our business, we have adopted a comprehensive set of protective measures to avoid conflicts or potential conflicts of interest and to safeguard the interests of our shareholders as a whole. Further details of such measures have been set out in "Relationship with CRCCG — Independence from CRCCG — Management Independence". We have also adopted protective measures to ensure the enforceability of the Non-Competition Agreement between our Company and CRCCG. For further details of the enforceability of such protective measures, see "Relationship with CRCCG — Non-Competition Agreement". We have also adopted a set of corporate governance manuals, such as Shareholders Meeting Manuals, Board Meeting Manuals, Rules on the Conduct of Connected Transactions etc., which set out the corporate governance framework of our Company.

Based on the above reasons, the Directors are of the view that there is no operational dependence by us on CRCCG.

Financial independence

We will settle all amounts due from us to CRCCG and its associates prior to the H Share Listing. All guarantees provided to us by CRCCG and its associates have been released. We have sufficient capital and banking facilities to operate our business independently, and have adequate internal resources, a strong credit profile to support our daily operations and independent access to third party financing. See "Financial Information — Working capital".

We have our own finance department and have established our own internal control and accounting systems, and independent treasury function for cash receipts and payments. We have an independent bank account, have made independent tax registrations and have employed a sufficient number of dedicated financial accounting personnel.

OUR RESTRUCTURING

The Company was established on 5 November 2007 as a joint stock limited company under the PRC law. Pursuant to the Restructuring Agreement, CRCCG transferred to the Company substantially all its assets, liabilities and interests related to its construction operations, survey, design and consultancy operations, manufacturing operations and other operations including real-estate development and logistics, with the exception of certain operations that are clearly delineated from our businesses. After the completion of the Restructuring, CRCCG will no longer retain any licences in respect of construction contracting, nor will it provide any construction services. For further details regarding the Restructuring, see "Restructuring".

Restructuring Agreement

On 5 November 2007, CRCCG and the Company entered into the Restructuring Agreement. Under the Restructuring Agreement, CRCCG has made various representations and warranties in relation to the businesses, assets, liabilities and interests transferred to the Company under the Restructuring, and has agreed to be responsible for all tax liabilities associated with such transferred businesses, assets, liabilities and interests incurred before the Restructuring. CRCCG has also agreed to indemnify the Company against claims, losses or expenses incurred by the Company in connection with or arising from, among other things:

- any breach of any provision of the Restructuring Agreement on the part of CRCCG Group (excluding our Company);
- the businesses, assets, liabilities and interests retained or held by CRCCG following the Restructuring;
- any rights and interests in relation to all employees of the Company who were employed by CRCCG Group before the Restructuring for the period of their employment by CRCCG Group;
- any title defect in respect of properties being acquired by the Company prior to our Restructuring; and
- any litigation or other claims against the Company that relate to events or circumstances occurring before the effective date of the Restructuring in relation to businesses, assets, liabilities and interests transferred to the Company under the Restructuring, except those that are disclosed and provided for in the audited financial statements.

Non-Competition Agreement

In connection with the Restructuring, CRCCG and the Company entered into a Non-Competition Agreement on 5 November 2007. Under the Non-Competition Agreement, CRCCG has undertaken to the Company that, for so long as such agreement remains effective, it shall not, and shall procure its associates (excluding our Company) not to, directly or indirectly and in whatever manner, engage, participate or be interested in, or provide support to, any business or activity which competes or may compete with our current or future core businesses. CRCCG has also granted us an option and pre-emptive rights to acquire certain interests retained by CRCCG following our Restructuring and certain future business. Further details about the Non-Competition Agreement are set out in "Relationship with CRCCG".

Implications under the Hong Kong Listing Rules

Any transaction that might take place after the H Share Listing pursuant to any agreement or arrangement described in this "— Our Restructuring" is made in the performance of the relevant transaction already entered into before the H Share Listing. Such transaction will therefore not constitute connected transactions or continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and will not be subject to further regulatory requirements under the Hong Kong Listing Rules, except as described in "Relationship with CRCCG — Non-Competition Agreement".

CONNECTED PERSONS

In addition to the Restructuring Agreement and the Non-Competition Agreement, the Company has entered into certain other agreements or transactions with entities which will become connected persons (as defined under Chapter 14A of the Hong Kong Listing Rules) of the Company upon the H Share Listing, and such agreements or transactions will, constitute connected transactions or continuing connected transactions of the Company under the Hong Kong Listing Rules. These entities include:

(i) CRCCG: Immediately following completion of the Global Offering, CRCCG will own approximately 64.4% of the Company's then issued share capital if the Over-allotment Option is not exercised (or approximately 62.9% if the Over-allotment Option is exercised in full). CRCCG will therefore be the controlling shareholder of the Company, and hence a connected person of the Company by virtue of Rule 14A.11(1) of the Hong Kong Listing Rules.

(ii) Certain associates (as defined under Chapter 19A of the Hong Kong Listing Rules) of CRCCG, excluding us. Such associates will be connected persons of the Company by virtue of Rule 14A.11(4) of the Hong Kong Listing Rules.

CONTINUING CONNECTED TRANSACTIONS

Exempt Continuing Connected Transactions

The Company has entered into certain agreements or transactions which will, upon the H Share Listing, constitute exempt continuing connected transactions of the Company. These transactions are made on normal commercial terms where each of the relevant "percentage ratios" calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules will, as the Directors currently expect, not be more than 0.1% on an annual basis. By virtue of Rule 14A.33(3)(a) of the Hong Kong Listing Rules, these transactions are exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules, and they include:

1. Property Leasing Framework Agreement

Following the Restructuring, the Company has agreed to lease from CRCCG and its associates certain buildings and properties in the PRC for general business and ancillary purposes. The Company and CRCCG entered into a Property Leasing Framework Agreement on 5 November 2007 to regulate their relationship in this regard. The principal terms of the Property Leasing Framework Agreement are as follows:

- The properties leased to us from CRCCG and its associates comprise 133 properties occupying an aggregate GFA of approximately 180,892 m^2 and are mostly for production and operation uses.
- We and CRCCG or its relevant associates shall enter into separate agreements to set out the specific terms and conditions in respect of the relevant properties leased according to the

principles, and within the parameters, provided for under the Property Leasing Framework Agreement.

- In respect of the 56 buildings with an aggregate GFA of 51,339 m^2, which are mainly for ancillary use such as office for which CRCCG or its relevant associates have not yet obtained property ownership certificates, CRCCG has agreed to grant a licence for us to use such properties, and has undertaken to obtain the requisite property ownership certificates within one year from the date of the Company's incorporation.

- We are entitled to lease additional properties from CRCCG during the term of the Property Leasing Framework Agreement.

- CRCCG has agreed to indemnify us against any loss or damage we may suffer or incur because of any issues relating to title arising from the use of such properties with title defect.

- If CRCCG or its relevant associates intend to sell any property leased to us under the Property Leasing Framework Agreement, we shall have the pre-emptive right to purchase such property under the same terms offered to third parties.

- Either party may, at any time before the Property Leasing Framework Agreement expires, by giving not less than six months' notice to terminate any lease made pursuant to and comprised under such agreement, and the rentals will accordingly be reduced.

The validity of the lease in respect of the buildings without building ownership certificates is uncertain and may be subject to challenge by a third party. CRCCG has undertaken in the Property Leasing Framework Agreement to indemnify us in respect of any loss or damage we may suffer or incur because of any loss which may arise from the use of any leased properties with title defects. Beijing Deheng Law Office, our PRC legal adviser, is of the opinion that there are no issues relating to those buildings which may materially affect our operations.

The Property Leasing Framework Agreement is for a term of ten years commencing on 5 November 2007, being the date of incorporation of the Company, and is subject to renewal. The agreement is of a duration longer than three years as otherwise normally permitted under the connected transaction regulatory regime of the Hong Kong Listing Rules. The Company considers the term of the Property Leasing Framework Agreement to be consistent with normal commercial terms and can secure long term property rights for us, avoiding unnecessary disruptions to our business and enabling us to ensure long-term development and continuity of its operations. The Joint Sponsors are of the view that it is consistent with normal business practice for the Company to enter into the Property Leasing Framework Agreement with a term of longer than three years. Sallmanns, the independent property valuer, is also of the view that it is normal business practice for property leasing agreements involving PRC properties to be of longer than three years and be such duration.

Pricing

Under the Property Leasing Framework Agreement, the rentals shall be determined and paid as follows:

- We shall pay annual rentals in an aggregate amount of up to approximately RMB16.77 million to CRCCG and its relevant associates in respect of the buildings and properties leased to us.

- The party taking up any lease shall also be responsible for all utility charges and other miscellaneous expenses (property tax excluded) incurred in using the relevant property during the term of the lease.
- The rentals are payable annually in arrears, and are subject to review and adjustments every three years during the term of the Property Leasing Framework Agreement by reference to the prevailing market rates. The adjusted rentals shall not exceed the then applicable market rates as confirmed by an independent property valuer.
- Further, any downward adjustment in rentals for such properties leased to us may be made at any time during the term of the Property Leasing Framework Agreement notwithstanding the normal three-year rental adjustment mechanism provided for under that agreement as described above.

Sallmanns has confirmed that the rentals under the Property Leasing Framework Agreement reflect, and are no higher than the prevailing market rates.

Historical figures

The above property leasing arrangements did not exist during the three years ended 31 December 2006, and were put in place as a result of the Restructuring. Accordingly, no relevant or comparable historical figures are available or readily ascertainable.

Annual caps

The annual rentals payable by us as provided for under the Property Leasing Framework Agreement are fixed at a maximum of RMB16.77 million subject to adjustments and taking into account market rates, such adjustments may be made once every three years as described above. Such rentals are determined on the basis of the relevant property valuation reports issued by independent qualified PRC property valuers, and Sallmanns has confirmed that such rentals reflect the prevailing market rates. The total annual rentals payable by us to CRCCG and its associates are expected to be approximately RMB19 million. This amount is accordingly used as the proposed annual cap for each of the three years ending 31 December 2009.

2. Land Use Rights Leasing Framework Agreement

Following the Restructuring, CRCCG and its associates have agreed to lease to us, subject to CRCCG having obtained proper land use rights in respect thereof, certain land use rights in the PRC, representing 43 parcels of land occupying an aggregate gross site area of approximately 244,730 m^2, for general business and ancillary purposes. Our 144 buildings, with a total GFA of approximately 0.224 million m^2, were built on these 43 parcels of allocated land for which CRCCG has no proper legal title. CRCCG signed an undertaking letter on 10 December 2007 pursuant to which CRCCG undertakes, on a best endeavour basis, to complete the procedures for converting the allocated land use rights to granted land use rights in relation to the 43 parcels of land within 12 months from the date of the establishment of the Company, and then either transfer or lease the land use rights of such parcels of land to us. See "Business — Properties — Land use rights" for further details of these 43 parcels of allocated land. As such, the Company considers that it is important for us to secure the tenure of these parcels of land and entered into a Land Use Rights Leasing Framework Agreement with CRCCG on 5 November 2007 to agree to further enter into a lease agreement in relation to the lease of these 43 parcels of land with the annual rental value to be finalized if CRCCG obtains proper land use right title to such parcels of land. In the event that there are any material changes to the Land Use Rights Leasing Framework Agreement, including the annual rental value, we will comply with the relevant requirements

under Chapter 14A of the Hong Kong Listing Rules, including but not limited to obtaining independent shareholders' approval, if necessary. The principal terms of the Land Use Rights Leasing Framework Agreement are as follows:

- We and CRCCG (or its relevant associate) shall enter into separate leases to set out the specific terms and conditions in respect of the relevant parcel(s) of land leased according to the principles, and within the parameters, provided for under the Land Use Rights Leasing Framework Agreement.
- If CRCCG or its relevant associate(s) intend(s) to transfer any land use rights leased to the Company under the Land Use Rights Leasing Framework Agreement, the Company shall have the pre-emptive right to acquire such land use rights under the same terms offered to third parties.
- Upon expiry of the Land Use Rights Leasing Framework Agreement, if CRCCG or its relevant associate(s) intend(s) to continue any lease, we shall also have the pre-emptive right to lease the relevant land use rights under the same terms offered to third parties, even if it has not exercised its right of renewal.
- We are entitled to lease additional land use rights from CRCCG during the term of the Land Use Rights Leasing Framework Agreement.
- In respect of those parcels of land for which CRCCG or its relevant associates have not yet obtained land use rights certificates, CRCCG has undertaken to obtain the requisite land use rights certificates within one year from the date of incorporation of the Company. CRCCG has agreed to indemnify us against any loss or damage us may suffer or incur because of title issue arising from the use of such parcels of land for which land use rights certificates have not been obtained.

The Land Use Rights Leasing Framework Agreement shall be for a term of 20 years commencing from 5 November 2007 and shall be subject to renewal. The Land Use Rights Leasing Framework Agreement shall be of a duration longer than three years as otherwise normally permitted under the connected transaction regulatory regime of the Hong Kong Listing Rules. The Company considers the term of the Land Use Rights Leasing Framework Agreement to be consistent with normal commercial terms and can secure long term property rights for us, avoiding unnecessary disruptions to our business and enabling us to ensure long-term development and continuity of its operations. The Joint Sponsors are of the view that it is consistent with normal business practice for us to enter into the Land Use Rights Leasing Framework Agreement with a term of longer than three years and for such duration.

We may, at any time before the Land Use Rights Leasing Framework Agreement expires, terminate any lease made pursuant to and comprised under such agreement by giving three months' notice, and the rentals payable by us will accordingly be reduced.

Pricing

Under the Land Use Rights Leasing Framework Agreement, the rentals shall be determined and paid as follows:

- The current estimated aggregate annual rental is approximately RMB10.71 million but the final rental will be finalized and determined by Sallmanns based on the then market rent of the 43 parcels of land at the time of the commencement of the lease.

- The rentals will be payable annually in arrears, and are subject to review and adjustments every three years during the term of the Land Use Rights Leasing Framework Agreement by reference to the prevailing market rates in respect of similar parcels of land located in the same regions or areas under comparable conditions, provided that the adjusted rentals shall not exceed the then applicable market rates as confirmed by an independent property valuer.
- Further, any downward adjustment in rentals may be made at any time during the term of the Land Use Rights Leasing Framework Agreement notwithstanding the normal three-year rental adjustment mechanism provided for under the agreement as described above.

Non-Exempt Continuing Connected Transactions

As a result of the Restructuring, the Company has also entered into certain other agreements or transactions with CRCCG and other connected persons of the Company which will, upon the H Share Listing, constitute non-exempt continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. These transactions are as follows:

3. Construction and Related Services Framework Agreement

CRCCG has retained equity interests in the project companies of five BOT projects (the "Retained BOT Projects"), namely, an 80% equity interest in Chongqing Tiefa Suiyu Highway Co., Ltd., an 80% equity interest in Nanjing Changjiang Tunnel Co., Ltd., a 70% equity interest in Beijing Tongda Jingcheng Highway Co., Ltd., a 55% (subject to completion of the transfer procedures, 90%) equity interest in Xianyang Zhongtie Road and Bridge Co., Ltd. and a 90% equity interest in Guangdong Chaojie Highway Co., Ltd. A summary of the major particulars of the Retained BOT Projects is as follows:

BOT project company	Estimated total investment	Date of commencement of work	Date or expected date of completion of major construction works
Chongqing Tiefa Suiyu Highway Co., Ltd.	RMB4,747 million	December 2003	End of 2007
Nanjing Changjiang Tunnel Co., Ltd.	RMB3,318 million	September 2005	September 2009
Beijing Tongda Jingcheng Highway Co., Ltd.	RMB3,919 million	May 2004	October 2006
Xianyang Zhongtie Road and Bridge Co., Ltd.	RMB120 million	May 2003	September 2004
Guangdong Chaojie Highway Co., Ltd.	RMB1,623 million	December 2004	Terminated

For further information relating to the Retained BOT Projects, see "Relationship with CRCCG". The construction works of the project of Xianyang Zhongtie Road and Bridge Co., Ltd. have been completed. Despite the fact that Chongqing Tiefa Suiyu Highway and Beijing Tongda Jingcheng Highway have been opened to traffic, certain construction works of these projects remain outstanding. In addition, the Nanjing Changjiang Tunnel project is still under construction.

The major part of the construction works, including construction services and related services such as construction, survey, design and supervision services ("Construction and Related Services"), of each of the Retained BOT Projects (other than the Guangdong Chaojie Highway project which has been terminated) was undertaken by certain of our subsidiaries under the existing construction contracts, which were awarded to our subsidiaries by the Retained BOT Projects through a public bidding process and were entered into by our

subsidiaries with the relevant project companies prior to our Restructuring. In respect of the three Retained BOT Projects for which certain construction works remains outstanding, such Construction and Related Services will continue to be carried out by our relevant subsidiaries according to the terms of the existing construction contracts. Moreover, payments for the Construction and Related Services of the Retained BOT Projects which have been completed will continue to be paid by the Retained BOT Projects to our relevant subsidiaries after the H Share Listing. Such payments may include outstanding payments for works done and release of guarantee or retention monies.

In addition, approximately 35 employees of our Company are holding positions in the project companies of the Retained BOT Projects due to the fact that such employees have been transferred from CRCCG to us as part of our Restructuring. These employees are currently providing limited management and administrative services to the Retained BOT Projects. See "Relationship with CRCCG — Independence from CRCCG — Management independence" for further details.

In order to regulate the business relationship between our Company and the Retained BOT Projects, the Company and CRCCG entered into a Construction and Related Services Framework Agreement on 5 November 2007 (as supplemented by a supplemental agreement dated 29 January 2008). The principal terms of the Construction and Related Services Framework Agreement are as follows:

- Our subsidiaries shall continue to provide construction and related services (including but not limited to survey, design and supervision services) to the Retained BOT Projects, which have not yet been completed.
- The contracts in relation to the provision of construction and related services to the Retained BOT Projects entered into with our subsidiaries shall continue to be performed by the relevant contracting parties.
- If we (and our subsidiaries) and CRCCG (or its relevant associates) enter into further contracts in relation to the provision of construction and related services to the Retained BOT Projects, such contracts shall set out the specific terms and conditions of providing the services according to the principles, and within the parameters, provided for under the Construction and Related Services Framework Agreement.

The Construction and Related Services Framework Agreement dated 5 November 2007 (as supplemented by a supplemental agreement dated 29 January 2008) will expire on 31 October 2010, subject to renewal. The Company expects that the construction work in relation to the Retained BOT Projects will be fully completed by 2010. The Company believes that it is unlikely that the Retained BOT Projects will require new Construction and Related Services from us. However, in the event that they do, we will provide such services in accordance with the following pricing principle.

Pricing

The fees payable in respect of the Construction and Related Services to be provided for the Retained BOT Projects shall be determined by the tender price if the selection of the relevant service providers has to be determined through a tender process. Where service fees are not required to be determined by a tender process, the service fees shall be determined based on market price. When the bidding price and other terms offered by our Company are equal to or better than those offered by other independent service providers participating in the tender, the Retained BOT Projects must select our Company in preference to such independent service providers.

Historical figures

The amounts paid to us by the project companies of the Retained BOT Projects varied with the Construction and Related Services completed. In 2004, three of the four Retained BOT Projects (excluding the Guangdong Chaojie Highway project) were under construction and one of the projects was completed during the year. In 2005, the remaining three Retained BOT Projects with substantial total investments were under construction, thereby resulting in a greater amount of revenue recognized by our Company during the year. In 2006, one of the three Retained BOT Projects had been substantially completed and the revenue recognized by us in 2006 decreased to RMB756.4 million as compared to RMB778.3 million in 2005. The historical figures of the revenue recognized by us during the three financial years ended 31 December 2006 and the eleven months ended 30 November 2007 are as follows:

	2004	2005	2006	30 November 2007
		(RMB million)		
Revenue recognized by us in respect of the Retained BOT Projects for provision of Construction and Related Services	167.4	778.3	756.4	786.8

Annual caps

The above framework agreement is entered into between CRCCG and the Company to regulate the continuing connected transactions under the existing construction works relating to the Retained BOT Projects. As the construction works of the three Retained BOT Projects remain outstanding, the Directors have estimated the annual caps under the framework agreement principally based on the outstanding construction works to be performed under the existing construction contracts. The estimated total revenue to be recognized by us in respect of the Chongqing Tiefa Suiyu Highway, Nanjing Changjiang Tunnel projects and Beijing Tongda Jingcheng Highway projects for the year ended 31 December 2007 is approximately RMB900 million. As most of the construction works of Nanjing Changjiang Tunnel and a relatively small amount of construction works of Chongqing Tiefa Suiyu Highway and Beijing Tongda Jingcheng Highway projects remain to be completed in 2008, the Directors estimate the total revenue to be recognized by us for the year ending 31 December 2008 will be approximately RMB1,700 million. After completion of the major construction works of the Nanjing Changjiang Tunnel project, we may continue certain minor construction works of the project in the year ending 31 December 2009 and the Directors would fix the annual cap at RMB900 million for the year ending 31 December 2009.

	Proposed annual cap		
	2007	2008	2009
		(RMB million)	
Revenue to be recognized by us in respect of the Retained BOT Projects for provision of Construction and Related Services	900	1,700	900

4. Services Mutual Provision Framework Agreement

Following the Restructuring, CRCCG has retained certain other ancillary businesses which principally include printing, nurseries, reception centers, property management and other support services to us. In addition, CRCCG has retained certain ancillary operations relating to the provision of ancillary construction, survey and supervision services, such as photocopying and printing of construction drawings, provision of labor services such as lawn laying services and railway survey services etc., of China Railway First Survey and Design Institute and China Railway Fourth Survey and Design Institute. Such ancillary operations are

retained by CRCCG pursuant to the government's policies on separation of core and ancillary businesses for the restructuring of State-owned enterprises. In accordance with the State policies for separation of core and ancillary businesses, such ancillary operations will be dissolved or disposed of by CRCCG gradually. Prior to their disposal, such ancillary operations will continue to provide ancillary construction survey and supervision services to the Company upon the H Share Listing. The ancillary operations of CRCCG provided services to us on a non-exclusive basis. We have also engaged third party service providers in relation to the provision of such ancillary services during the Track Record Period.

Commencing from 2005, certain of our subsidiaries have been providing survey, design and supervision services as well as construction services to CRCCG for the development of the office building of CRCCG at Fuxing Road, Beijing, PRC. The estimated total construction cost of the office building of CRCCG is approximately RMB350 million. Part of the construction works of the office building has already been completed, while the other part of construction services including interior decoration and utilities installation will continue to be provided by our relevant subsidiaries to CRCCG. Formal completion of the office building is expected to be in May 2008.

In order to regulate the provision of the above services between the Company and CRCCG, the Company and CRCCG entered into a Services Mutual Provision Framework Agreement on 5 November 2007 (as supplemented by a supplemental agreement dated 29 January 2008). The principal terms of the Services Mutual Provision Framework Agreement are as follows:

- CRCCG and its associates will provide ancillary services including ancillary construction survey and supervision services, such as photocopying and printing of construction drawings, provision of labor services such as lawn laying and railway survey services etc., and other services such as printing, nurseries, reception centers and property management services to us.
- We will continue to provide the minor construction services to finalize the construction of the office building of CRCCG at Fuxing Road, Beijing, the PRC.
- The provision of any of the above services by either party shall be made on terms no less favorable than those available to or, as appropriate, from an independent third party under comparable conditions. Otherwise, either party is entitled to engage such other supplier(s) for the raw materials and/or services required.
- The parties (or their relevant associates or subsidiaries) shall enter into separate contracts to set out the specific terms and conditions of providing the services according to the principles, and within the parameters, provided for under the Services Mutual Provision Framework Agreement.

The Services Mutual Provision Framework Agreement dated 5 November 2007 (as supplemented by a supplemental agreement dated 29 January 2008) will expire on 31 October 2010, subject to renewal.

Pricing

Under the Services Mutual Provision Framework Agreement, either party shall provide services to the other party, according to the following pricing principles (and in the following order):

- price prescribed by the PRC Government; or
- where there is no government-prescribed price, the guidance price set by the PRC Government; or
- where there is neither a government-prescribed price nor a government guidance price, a price determined through tender process or other available market price; or

- where none of the above is applicable or available, a price to be agreed between the parties. The agreed price will be calculated based on the reasonable costs incurred in providing the services plus profits reasonably earned. In setting the price, the parties may refer to prices for previous related transactions if available.

Historical figures

On an estimated basis as if the Company had been incorporated since 1 January 2004 and the Services Mutual Provision Framework Agreement had been in place since that date, a breakdown of the approximate historical transactions figures in respect of the provision of mutual services between CRCCG and us for the three years ended 31 December 2006 and the eleven months ended 30 November 2007 were as follows:

	2004	2005	2006	30 November 2007
		(RMB million)		
Revenue				
Revenue recognized by us for Construction and Related Services provided in respect of the office building of CRCCG	0.6	25.7	43.8	85.8
Expenditure				
Expenditure incurred by us for provision of services by CRCCG (or its associates)	166.2	329.0	298.0	177.1

In 2005, CRCCG implemented the government policies relating to separation of core and ancillary businesses for the restructuring of State-owned enterprises. A number of ancillary operations were retained by CRCCG upon the restructuring of China Railway First Survey and Design Institute and China Railway Fourth Survey and Design Institute. Upon the separation of the ancillary operations from the core businesses and as a gesture of support, both China Railway First Survey and Design Institute and China Railway Fourth Survey and Design Institute increased their award of ancillary service contracts to such ancillary operations during the year 2005 with part of the expenditure of such increased awards recognized by the ancillary operations in the year 2006. As a result, the value of the ancillary services, comprising mainly construction survey and design services, provided by CRCCG to our Company significantly increased from RMB166.2 million in the year ended 31 December 2004 to RMB329.0 million in the year ended 31 December 2005. To implement the policy of separation of the ancillary business, lesser awards were made to the ancillary operations in 2006 and 2007 and the value of such transactions decreased to RMB 298.0 million in 2006 and further decreased to RMB 177.1 million for the eleven months ended 30 November 2007.

The survey and design of the office building of CRCCG commenced in 2004. A small sum of RMB0.6 million, mainly in respect of construction survey and design fees, was recognized as revenue by our Company in 2004 and a sum of RMB25.7 million was recognized as revenue by us in 2005. Actual construction works of the office building began in June 2006 and a sum of RMB43.8 million, mainly in respect of construction survey and design fees as well as foundation works, was recognized as revenue by our Company during that year. As at 30 November 2007, a total sum of RMB85.8 million had been recognized as revenue by us for the actual construction works completed. Most of the construction works of the office building of CRCCG were completed in 2007. The office building is expected to be completed by the end of 2008.

Annual caps

The Directors expect that the services to be provided by such ancillary operations will gradually diminish over time. The proposed annual caps have been calculated based on the historical figures and the Company's assumption that CRCCG may not have dealt with or disposed of such ancillary operations by 2009

and that there will be a decrease rate of approximately 10% per annum due to our gradual reduction in awards of ancillary service contracts to the ancillary operations.

The superstructure of the office building of CRCCG has already been completed, subject to completion of external walls, utility services and interior decorations within the next few months. The annual caps have been estimated principally based on the outstanding construction works to be performed under the existing construction contracts. The Directors expect to receive a total sum of approximately RMB110 million from CRCCG for the year ended 31 December 2007. The Directors further expect to receive RMB170 million for the remaining construction works from CRCCG in 2008 and no further construction services will be provided by us in 2009.

	Proposed annual cap		
	2007	2008	2009
	(RMB million)		
Revenue			
Revenue to be recognized by us for construction services provided in respect of the office building of CRCCG	110	170	0
Expenditure			
Expenditure to be incurred by us for provision of services by CRCCG (or its associates)	250	225	200

Implications under Hong Kong Listing Rules — waiver obtained

According to "Our Restructuring" above, any transaction that might take place after the H Share Listing pursuant to the Restructuring Agreement is made in the performance of the relevant transaction already entered into before the H Share Listing. Such transactions will therefore not constitute connected transactions or continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and will not be subject to further regulatory requirements under the Hong Kong Listing Rules. In respect of the indemnities under the Restructuring Agreement, any payment which in the future might be made by either party in performance of its obligations after the Global Offering would also not constitute a new transaction.

The exercise of any options granted under the Non-Competition Agreement after the H Share Listing would constitute a connected transaction under the Hong Kong Listing Rules. In addition, the non-exercise of any option will be treated as if the option were exercised and would constitute a connected transaction. The Company shall comply with the relevant disclosure and, where appropriate, independent shareholders' approval requirements under the Hong Kong Listing Rules relating to the exercise or non-exercise of any options under the Non-Competition Agreement.

The transactions described in paragraphs 1 and 2 under "— Exempt Continuing Connected Transactions" above will constitute exempt continuing connected transactions of the Company under the Listing Rules once the H Shares are listed on the Hong Kong Stock Exchange.

The transactions described in paragraph 4 under "— Non-exempt Continuing Connected Transactions" above will constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules once the H Shares are listed on the Hong Kong Stock Exchange. Pursuant to the Hong Kong Listing Rules, the relevant percentage ratio for the above continuing connected transactions is less than 2.5% but more than 0.1% on an annual basis. Accordingly, the above continuing connected transactions are exempted from the independent shareholders' approval but are still subject to the announcement and reporting requirements under the Hong Kong Listing Rules. The transactions described in paragraph 3 under

"— Non-exempt continuing Connected Transactions" above will constitute non-exempt continuing connected transactions subject to the announcement, reporting and independent shareholders' approval requirements under the Hong Kong Listing Rules. The Directors including the independent non-executive Directors believe that it is in the interests of the Company and the shareholders of the Company as a whole to continue with these transactions after the H Share Listing.

In applying for the waivers, the Company undertakes to provide a written undertaking from CRCCG to the Hong Kong Stock Exchange that it shall provide our auditors with full access to the relevant records for the purpose of reviewing our continuing connected transactions.

Table showing consolidated annual caps of the non-exempt continuing connected transactions

	Proposed annual caps		
	2007	2008	2009
	(RMB million)		
Expenditure			
Expenditure to be incurred by us for provision of services by CRCCG (or its associates)	250	225	200

	Proposed annual caps		
	2007	2008	2009
	(RMB million)		
Revenue			
Revenue to be recognized by us for construction services provided in respect of the office building of CRCCG	110	170	0
Revenue to be recognized by us in respect of the Retained BOT Projects for provision of Construction and Related Services	900	1,700	900

The Directors, including the independent non-executive Directors, consider that the maximum aggregate annual values of all the continuing connected transactions described in paragraphs 3 to 4 under "— Non-exempt Continuing Connected Transactions" above are fair and reasonable so far as our shareholders as a whole are concerned and all such continuing connected transactions have been entered into and will be carried out in the ordinary and usual course of business on normal or on better than normal commercial terms and are in the interests of the shareholders of the Company as a whole.

Accordingly, the Company has applied to the Hong Kong Stock Exchange pursuant to Rule 14A.42(3) of the Hong Kong Listing Rules for a waiver in relation to the non-exempt continuing connected transactions described in paragraph 4 from strict compliance with the announcement requirement set out in Rule 14A.47 of the Hong Kong Listing Rules. The Company has also applied to the Hong Kong Stock Exchange pursuant to Rule 14A.42(3) of the Hong Kong Listing Rules for a waiver in relation to the non-exempt continuing connected transactions described in paragraph 3 from the announcement and independent shareholders' approval requirements of Rules 14A.47 and 14A.48 of the Hong Kong Listing Rules. The Company has to comply with the reporting requirements set out in Rules 14A.45 and 14A.46 of the Hong Kong Listing Rules.

The Joint Sponsors are of the view that the Company's continuing connected transactions described in this "Non-exempt Continuing Connected Transactions" sub-section are in the ordinary and usual course of business of the Company, on normal commercial terms, are fair and reasonable and in the interests of the shareholders of the Company as a whole, and that the proposed annual caps (where applicable) for these continuing connected transactions referred to above are fair and reasonable.

OVERVIEW

The Board currently consists of nine Directors, of whom four are independent non-executive Directors. The Directors are elected at a meeting of the shareholders of the Company for a term of three years, renewable upon re-election and reappointment.

The functions and authorities of the Board include, among other things:

(a) convening shareholders' meetings and reporting its work to shareholders' at such meeting;

(b) implementing shareholders' resolutions;

(c) making decisions on our business plans and investment proposals;

(d) formulating annual financial budgets and final accounts;

(e) formulating profit distribution plans and if applicable, plans for making up losses;

(f) formulating proposals relating to the increase or reduction of the Company's registered capital, the issuance of bonds or other securities and listing plans;

(g) formulating proposals for material acquisition, share repurchase by the Company, or merger, division, dissolution and transformation;

(h) making decisions on external investment, assets disposal and acquisition, assets mortgage, external guarantee, entrusted financing, and connected transactions within the scope authorized in shareholders' general meetings of the Company;

(i) deciding on internal management structure;

(j) proposing the appointment or dismissal of our reporting accountants at shareholders' general meetings of the Company; and

(k) exercising other powers authorized by shareholders' general meeting of the Company or Articles of Association.

The board of Supervisors currently consists of three members. Except for the employee representative supervisor elected by employees, the Supervisors are elected at shareholders' general meetings of the Company for a term of three years, renewable upon re-election and re-appointment.

The functions and authorities of the board of Supervisors include, among other things:

- reviewing and verifying the regular reports prepared by the Board and issuing written verification opinions;
- supervising our financial activities, and if necessary, appointing certified public accountants and practicing auditors to re-examine our Company's financial information;
- supervising the performance by the Directors, the President and other senior management members of their duties and the fulfilment of their responsibilities, and formulating removal proposals for the Directors, senior management of the Company members in violation of laws, the Articles of Associations or shareholders' resolutions of the Company; and

- proposing to convene a shareholders' extraordinary general meeting, and, if the Board fails to convene such meeting as required by their responsibilities, convening and presiding at the shareholders' extraordinary general meeting.

Directors

The following table sets forth information regarding the Directors:

Name	Age	Position
Mr. LI Guorui (李國瑞)	58	Chairman and Non-executive Director
Mr. DING Yuanchen (丁原臣)	58	Vice Chairman and Executive Director
Mr. JIN Puqing (金普慶)	58	Executive Director and President
Mr. HUO Jingui (霍金貴)	57	Non-executive Director
Mr. WU Xiaohua (吳曉華)	61	Non-executive Director
Mr. LI Kecheng (李克成)	64	Independent Non-executive Director
Mr. ZHAO Guangjie (趙廣杰)	62	Independent Non-executive Director
Mr. WU Taishi (吳太石)	60	Independent Non-executive Director
Mr. NGAI Wai Fung (魏偉峰)	46	Independent Non-executive Director

Mr. LI Guorui (李國瑞), 58, Chairman, Non-executive Director and secretary to the communist party committee of the Company. Mr. Li is also the chairman, the general manager of CRCCG and the chairman of Nanjing Changjiang Tunnel Company Limited (南京長江隧道有限責任公司). Mr. Li is a member of the 17th congress of the Chinese Communist Party. He has substantial senior management experience in large-scale State-owned construction enterprises in the PRC and more than 38 years of experience and in-depth knowledge of the PRC construction industry. Mr. Li joined CRCCG Group in December 1997. Prior to joining CRCCG Group, Mr. Li was the secretary to the communist party committee of China Railway Engineering Corporation from April 1996 to December 1997. Mr. Li was the secretary to the communist party committee of CRCCG from December 1997 to November 2007. During the period from July 2002 to August 2005, he was also the deputy general manager of CRCCG. Mr. Li has been the chairman of CRCCG since August 2005 and has been the general manager of CRCCG since November 2007. Mr. Li has served as the chairman and secretary to the communist party committee of the Company since November 2007. He provides leadership to the Board and is responsible for formulating our corporate and business strategies. He is responsible for making major corporate and operational decisions of the Company. Mr. Li completed a two and a half years' specialized course in railway engineering from Southwest Jiaotong University, PRC in 1982. Mr. Li is a senior engineer.

Mr. DING Yuanchen (丁原臣), 58, Vice Chairman and Executive Director of the Company. Mr. Ding is also a vice chairman of CRCCG. Mr. Ding joined CRCCG Group in 1969 and was previously a deputy head and then the head, deputy secretary to the communist party committee and then secretary to the communist party committee of the 17th Engineering Bureau of the Ministry of Railways (the predecessor of China Railway 17th Bureau Group Co., Ltd.) from January 1992 to December 1999. Mr. Ding was the head and deputy secretary to the communist party committee of the 17th Engineering Bureau of the China Railway from December 1999 to March 2001. Mr. Ding served as the deputy general manager of CRCCG from April 2001 to August 2001. Mr. Ding had been the general manager and secretary to the communist party committee of CCECC from August 2001 to August 2004. From August 2004 to August 2005, Mr. Ding served as the deputy general manager of CRCCG as well as the general manager and secretary to the communist party committee of CCECC. Mr. Ding has served as the vice chairman of CRCCG since August 2005. Mr. Ding has been appointed as the vice chairman of the Company since November 2007. Through serving CRCCG and its subsidiaries, Mr. Ding has gained more than 38 years of experience in the

management and operation of the PRC construction business and has substantial knowledge in the development and management of overseas construction business through his previous position with CCECC. He is responsible for assisting the Chairman in formulating our corporate and business strategies and assists the Chairman in macro management of our Company. Mr. Ding completed an undergraduate course in economics and management from the Central Communist Party School, PRC in 2001 and is a senior engineer, senior professional manager and State-recognized first grade construction engineer.

Mr. JIN Puqing (金普慶), 58, Executive Director and President of the Company. Mr. Jin is also a director of CRCCG. Mr. Jin has significant understanding of the PRC construction industry. Mr. Jin joined CRCCG Group in 1968, was previously a deputy head of the 12th Engineering Bureau of Ministry of Railways (the predecessor of China Railway 12th Bureau Group Co., Ltd.) from August 1993 to June 1998. Mr. Jin was the chairman, general manager and deputy secretary to the communist party committee of China Railway 12th Bureau Group Co., Ltd. from June 1998 to August 2005. Mr. Jin was the general manager and deputy secretary to the communist party committee of CRCCG from August 2005 to November 2007 and he has been a director of CRCCG since August 2005. Mr. Jin has been an executive director, the president and deputy secretary to the communist party committee of the Company, as well as the secretary to the communist party committee of CRCCG, since November 2007. Through serving CRCCG and its subsidiaries, Mr. Jin has gained more than 39 years of experience in the management and operation of the large-scale PRC construction enterprise. He is responsible for the administration and day-to-day management of our Company. Mr. Jin graduated from the Jinzhou Communist Party School of the Ministry of Railways, PRC in 1986 majoring in party and politics management. He is a senior engineer and a State-recognized first grade project manager.

Mr. HUO Jingui (霍金貴), 57, Non-executive Director and Deputy Secretary to the communist party committee of the Company. Mr. Huo joined CRCCG Group in 1968, and he was previously a deputy head and then the head, deputy secretary to the communist party committee of 15th Engineering Bureau of Ministry of Railways (the predecessor of China Railway 15th Bureau Group Co., Ltd.) from May 1993 to December 1999. Mr. Huo served as the head and deputy secretary to the communist party committee of China Railway 15th Bureau Group Co., Ltd. from December 1999 to March 2001. Mr. Huo has served as the deputy secretary to the communist party committee of CRCCG since March 2001, the chairman of the labour union of CRCCG from February 2005 to February 2006 and a director of CRCCG from August 2005 to November 2007. Mr. Huo has been a non-executive director and deputy secretary to the communist party committee of the Company since November 2007. Through serving CRCCG and its subsidiaries, Mr. Huo has gained more than 39 years of experience in human resource management and the establishment and promotion of corporate culture of the large-scale PRC construction enterprise. He is responsible for the management of our major corporate personnel and the promotion of corporate culture of our Company. Mr. Huo completed an associate course in party and politics management from Jinzhou Communist Party School of the Ministry of Railways, PRC in 1986. He is a senior engineer.

Mr. WU Xiaohua (吳曉華), 61, Non-executive Director of the Company. Mr. Wu had been a deputy chief of Electronic and Engineering Bureau of the Ministry of Machinery (機械部電工局), a deputy chief of National Machinery Commission (國家機械委) and Material Events Office of the Ministry of Machinery and Electronics (機電部重大辦), a section chief and then deputy chief of Coordination Office of Crucial Assignment of the First Equipment Department of the Ministry of Machinery and Electronics (機電部第一裝備司重點任務協調處), the deputy general manager and member of the standing committee of communist party committee of Xi'an Power Machinery Production Company, the commissioner of Material Equipment Department of Mechanical Engineering Commission (機械工業部重大裝備司), the vice

president and member of the standing committee of party committee of China National Machinery & Equipment Corporation, the vice chairman of board of directors, the vice president and member of the standing committee of party committee of China National Machinery & Equipment Corporation, the party secretary and general manager of China National Machinery & Equipment Import and Export Corporation; the deputy director and member of the party committee and director of State Bureau of Machine Building Industry; the director and party secretary of State Bureau of Machine Building Industry; the deputy secretary of working committee of central State-owned enterprises; the vice chairman and member of the party committee of SASAC. Mr. Wu was the vice chairman of the SASAC from March 2003 to March 2006 and an external director of CRCCG from November 2006 to November 2007. Mr. Wu has been an independent non-executive director of China BlueChemical Ltd. (a Hong Kong listed company) and Shanghai International Port (Group) Co. Ltd. (a Shanghai listed company) since July 2006 and August 2006, respectively. Mr. Wu has served as a non-executive director of the Board since November 2007. Mr. Wu graduated from the University of Science and Technology of China in 1968 majoring in semiconductor and is a senior engineer. Through serving various senior positions with the electronic and engineering bureaux, Mr. Wu has extensive knowledge in mechanical and electrical engineering as well as heavy machinery manufacturing, which is relevant to our construction operations and manufacturing operations.

Mr. LI Kecheng (李克成), 64, Independent Non-executive Director of the Company. Mr. Li had held various positions in Machinery Factory of Pipeline Bureau of Ministry of Petroleum, including positions as party secretary, member of the standing committee of the party committee and secretary of the disciplinary committee. Mr. Li was the secretary to the communist party committee of Northeast Petroleum Administration Bureau, a director of general office, a director of policy research department, confidential secretary of the standing committee, and the director of the political and ideological department of China National Petroleum Holding Corporation (中國石油天然氣總公司). Mr. Li was also the executive deputy secretary and member of the party committee for institutions directly under China National Petroleum Corporation (中國石油天然氣集團公司). Mr. Li was also the secretary of the disciplinary committee and a member of the standing committee of the party committee of China National Petroleum Corporation from June 2000 to November 2005, chairman of board of supervisors of PetroChina Company Limited from January 1999 to November 2005, an external director of China Electronics Corporation since May 2006 and an external director, equivalent to an independent non-executive director under the Hong Kong Listing Rules, of CRCCG from November 2006 to November 2007. He has served as an independent non-executive director of Erzhong Group (Deyang) Heavy Equipment Corporation Limited (二重集團（德陽）重型裝備股份有限公司) since December 2007. He has substantial experience in management of large-scale State-owned enterprises. Mr. Li has been an independent non-executive director of the Company since November 2007. Mr. Li graduated from Beijing Institute of Iron & Steel Technology in 1966 majoring in metallography & heat treatment. He is a senior engineer. Through serving various senior positions with the pipeline bureau of the Ministry of Petroleum and Northeast Petroleum Administration Bureau, Mr. Li has more than 30 years of experience in infrastructure construction investment, operations and management, which is relevant to our Company as a large-scale construction company in the PRC.

Mr. ZHAO Guangjie (趙廣杰), 62, Independent Non-executive Director of the Company. Mr. Zhao had been a manager researcher, deputy head of the research team and deputy chief of the manager office in Anshan Iron and Steel Group Corporation. Mr. Zhao was also previously the secretary to the general office of Liaoning Province. Mr. Zhao also once served as the general manager and the party secretary of Anshan Iron and Steel Group Corporation Construction Company (鞍山鋼鐵集團建設公司) (from 1985 to 1989). Mr. Zhao was also the secretary general, deputy general manager, deputy party secretary and member of the standing committee to the party committee of Anshan Iron and Steel Group Corporation. From May 2005 to

January 2006, he served as the deputy general manager of Anshan Iron and Steel Group Corporation. Mr. Zhao was also an external director of Xinxing Pipes Group Company Limited since November 2006. From November 2006 to November 2007, Mr. Zhao was an external director, equivalent to an independent non-executive director under the Hong Kong Listing Rules, of CRCCG. Mr. Zhao has been an independent non-executive director of the Company since November 2007. He has extensive knowledge and experience in construction materials industry in the PRC. Mr. Zhao graduated from Northwest Industrial University, PRC in 1970 majoring in aero-engine design and is a senior economist (高級經濟師). Mr. Zhao Guangjie has substantial experience in investment, construction, building and management of infrastructure projects of Anshan Iron and Steel Group Corporation and his experience is relevant to our construction and manufacturing operations.

Mr. WU Taishi (吳太石), 60, Independent Non-executive Director of the Company. Mr. Wu also serves as the vice chairmen of the Shanghai Information Association and Beijing ZXJH Management Consulting Co., Ltd. respectively. Mr. Wu was the deputy general manager of finance and economics control department and head of the finance bureau of China Aerospace Industry Corporation since 1993. From 1999, Mr. Wu served as the vice chief accountant of China Aerospace Science and Industry Corporation. Mr. Wu was later re-designated as the deputy director of the general office of Bank of Communications, head of the office for the introduction of foreign investment (chief negotiation officer), deputy head of the office for deepening of the share reform, general manager of the research and development department, chief consultant of comprehensive operation office as well as the chief of the post-doctoral research unit. Mr. Wu has been an independent non-executive director of Aerospace Securities Co., Ltd. since July 2006 and an independent non-executive director of the Company since November 2007. Mr. Wu graduated from Fudan University, PRC in 1991 with a bachelor degree in economics (majoring in business administration) and is a senior accountant of researcher class and a registered accountant in the PRC. Mr. Wu Taishi, as the former vice chief accountant of China Aerospace Science and Industry Corporation and general manager of the research and development department of Bank of Communications, has extensive knowledge in accounting, finance and auditing of large-scale State-owned enterprises, which is relevant to the financial and accounting aspects of our operations.

Mr. NGAI Wai Fung (魏偉峰), 46, Independent Non-executive Director of the Company. Mr. Ngai is a vice president of the Hong Kong Institute of Chartered Secretaries, the non-executive Chairman of Top Orient Group of Companies, a director and head of Listing Services of KCS Hong Kong Limited (formerly the corporate and commercial divisions of KPMG and Grant Thornton). Mr. Ngai held various senior management positions including executive director, chief financial officer and company secretary in a number of companies listed in Hong Kong, including Cosco Group, China Unicom Limited and Industrial and Commercial Bank of China (Asia) Limited. In addition, Mr. Ngai has been currently an independent non-executive director and a member or the Chairman of the Audit Committee of China Life Insurance Company Limited (Stock code: 2628) (since December 2006), Franshion Properties (China) Limited (Stock code: 0817) (since May 2007), and Bosideng International Holdings Limited (Stock code: 3998) (since September 2007), shares of which are listed on the Hong Kong Stock Exchange. Mr. Ngai had led or participated in a number of significant corporate finance projects including listing, mergers and acquisitions as well as issuance of debt securities, and the provision of professional services and support to many State-owned enterprises and red-chip companies in the areas of regulatory compliance, corporate governance and secretarial services. Mr. Ngai is a member of the Association of Chartered Certified Accountants in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants, a fellow of the Institute of Chartered Secretaries and Administrators and a fellow of the Hong Kong Institute of Chartered Secretaries. Mr. Ngai has been our independent non-executive Director since November 2007. Mr. Ngai

received a master's degree in corporate finance from Hong Kong Polytechnic University in 2002 and a master's degree in business administration from Andrews University of Michigan in 1992. He is a doctoral candidate in finance at Shanghai University of Finance and Economics. Mr. Ngai Wai Fung has extensive experience in accounting and financing as well as in corporate governance, which is relevant to our Company in matters relating to corporate governance practices such as internal control and internal audit.

Supervisors

The following table sets forth information regarding the Supervisors:

Name	Age	Position
Mr. PENG Shugui (彭樹貴)	53	Chairman of the board of Supervisors
Mr. HUANG Shaojun (黄少軍)	50	Supervisor
Ms. YU Fengli (于鳳麗)	51	Supervisor

Mr. PENG Shugui (彭樹貴), 53, Chairman of the board of Supervisors of the Company. Mr. Peng is also the deputy party secretary, secretary of the disciplinary committee, and the chairman of the labor union of the Company. Mr. Peng has significant understanding of the construction industry in the PRC and has abundant operation and management experience, as well as a higher level of understanding of theories, policies and legal knowledge. Mr. Peng joined CRCCG Group in 1972. From December 1995 to December 1999, Mr. Peng was the deputy secretary and secretary to the communist party committee of the 14th Bureau of the Ministry of Railways (the predecessor of China Railway 14th Bureau Group Co., Ltd.). From December 1999 to April 2001, Mr. Peng served as the party secretary of China Railway 14th Engineering Bureau. From April 2001 to February 2006, Mr. Peng was the deputy party secretary and the secretary to the disciplinary committee of CRCCG. From February 2006, Mr. Peng served as the deputy party secretary, secretary to the disciplinary committee and the chairman of the labour union of CRCCG. From July 2006 to November 2007, Mr. Peng served as a director representing the employees of CRCCG, as well as the deputy party secretary, secretary to the disciplinary committee and the chairman of the labour union of CRCCG. Mr. Peng has been the chairman of the board of Supervisors since November 2007. Mr. Peng graduated from La Trobe University in Australia in October 2003 with a master's degree in business administration. He is a senior engineer, a state-recognized first grade project manager and a state-recognized first grade construction engineer.

Mr. HUANG Shaojun (黄少軍), 50, Supervisor of the Company. He also serves as the chief of audit bureau of the Company, chairman of board of supervisors of Hainan Jinpai Technical Holding Co., Ltd., a supervisor of Beijing Tongda Jingcheng Highway Co., Ltd. as well as a standing committee member of China Institute of Internal Audit and China Risk Managers Association. Mr. Huang has substantial work experience in our industry and has abundant knowledge and experience in modern corporate management and operation management. Mr. Huang joined CRCCG Group in 1976. He served as deputy director of the planning and finance department of the commanding unit of the Beijing-Kowloon Railway in Kanzhou (京九鐵路贛州指揮部) of CRCCG from February 1993 to April 1994, deputy division chief of finance department of CRCCG and deputy division chief of the planning and finance department of the commanding unit of Beijing-Kowloon Railway in Kanzhou (京九鐵路贛州指揮部) of CRCCG from April 1994 to November 1998, chief of the audit division of CRCCG from November 1998 to August 2002, chief of the audit bureau of CRCCG from August 2002 to November 2007. Mr. Huang has served as a Supervisor of the Company since November 2007. Mr. Huang graduated from Central Communist Party School in 1993 majoring in economics and is a senior accountant and a registered senior enterprise risk manager.

Ms. YU Fengli (于鳳麗), 51, Supervisor of the Company representing our employees. Ms. Yu also serves as chairman of the board of supervisors of China Railway 12th Bureau Group Co., Ltd., China Railway 20th Bureau Group Co., Ltd., China Railway 22nd Bureau Group Co., Ltd., China Railway First Survey and Design Institute Group Co., Ltd., China Railway Real Estate Group Co., Ltd., Chongqing Tiefa Suiyu Highway Company Limited, Nanjing Changjiang Tunnel Company Limited, Sichuan Naxu Railway Company Limited, supervisor of Shanghai Fengting Water Purification Company Limited and Xi'an Tianchuang Real Estate Company Limited. Ms. Yu joined the CRCCG in 1973. She served as an assistant accountant and then accountant of the management department for ministrial office affairs of CRCCG from December 1989 to February 1996, an accountant of the finance department of CRCCG from February 1996 to September 1999, deputy head of the finance department of CRCCG from September 1999 to December 2005, chairman of the board of supervisors of the office of board of supervisors of CRCCG from December 2005 to November 2007. Ms. Yu has served as a Supervisor of the Company representing employees since November 2007. She graduated from the Central Communist Party School in 1995 majoring in economics and management and is an accountant.

Senior Management

The following table sets forth information regarding the senior management of the Company:

Name	Age	Position
Mr. JIN Puqing (金普慶)	58	President
Mr. HU Zhenyi (扈振衣)	53	Vice president, chief economist
Mr. XIA Guobin (夏國斌)	49	Vice president, chief engineer
Mr. FAN De (范德)	54	Vice president
Mr. ZHAO Guangfa (趙廣發)	55	Vice president
Mr. ZHOU Zhiliang (周志亮)	42	Vice president
Mr. ZHUANG Shangbiao (莊尚標)	45	Chief Financial Officer
Mr. LI Tingzhu (李廷柱)	57	Secretary to the Board, joint company secretary
Mr. LAW Chun Biu (羅振飈)	34	Qualified accountant, joint company secretary

Mr. JIN Puqing (金普慶), see " — Directors".

Mr. HU Zhenyi (扈振衣), 53, Vice President and Chief Economist of the Company. Mr. Hu currently also serves as the chairman of Xianyang Zhongtie Road and Bridge Company Limited, vice chairman of Chongqing Tiefa Suiyu Highway Company Limited, director of Beijing Tongda Jingcheng Highway Co., Ltd., executive director of Xi'an Tianchuang Real Estate Company Limited, shareholders' representative of Shanghai Fengting Water Purification Company Limited and used to be a part-time non-executive director of China Railway Construction (Hong Kong) Co., Ltd.. Mr. Hu has significant knowledge and understanding of the PRC construction industry and substantial operational and management experience. Mr. Hu joined CRCCG Group in 1972. Mr. Hu served as the deputy head and then head of operation department of CRCCG from December 1990 to May 1996, deputy chief economist of CRCCG from May 1996 to December 1997, chief economist of CRCCG from December 1997 to April 2001, deputy general manager and chief economist of CRCCG from April 2001 to November 2007. Mr. Hu has been the vice president and chief economist of the Company since November 2007. He is responsible for our overseas business, including negotiations and liaising with the various PRC authorities for approvals of our overseas business. Mr. Hu is also an expert in China International Engineering Consulting Corporation and Beijing Urban Engineering Design & Research Institute Co., Ltd., deputy chief of the expert committee of the economics division of the construction and commanding unit of Beijing Rail Transit (北京市軌道交通), and chief of the economics division of the design, auditing and consultation committee of Hangzhou Rail Transit (杭州市軌道交通).

Mr. Hu obtained his master degree in business administration from Xiamen University, PRC in 2004. Mr. Hu is a professor-level senior engineer and enjoys special government allowance of the State Council.

Mr. XIA Guobin (夏國斌), 49, Vice President and Chief Engineer of the Company. Mr. Xia has significant understanding of the PRC construction industry, abundant knowledge in science and technology development, survey and design. He also has substantial experience in engineering management and construction management. Mr. Xia joined the CRCCG Group in 1975. He served as the deputy chief engineer and then chief engineer of the 13th Engineering Bureau of the MOR (the predecessor of China Railway 13th Bureau Group Co., Ltd.) from April 1996 to December 1999, chief engineer of 13th Engineering Bureau of China Railway from December 1999 to April 2001, the deputy general manager and chief engineer of CRCCG from April 2001 to November 2007. He has served as the vice president and chief engineer of the Company since November 2007. He is responsible for the management of technology and research and development of our Company. Mr. Xia graduated from Railway Guard Engineering Institute (鐵道兵工程學院) majoring in railway and bridge engineering and obtained his bachelor degree in engineering in 1982. Mr. Xia is a professor-level senior engineer and enjoys special government allowance of the State Council.

Mr. FAN De (范德), 54, Vice President of the Company. Mr. Fan joined CRCCG Group in 1980. From June 1988 to April 1990, he served as deputy director for construction engineering section of the project directing department of the MOR. He served as the deputy general manager and then general manager of Beijing China Railway Construction Engineering Corporation (北京中鐵建築工程公司) from April 1990 to April 2001, the deputy general manager of CRCCG from April 2001 to November 2007. He has substantial experience in the real estate development business. Mr. Fan has been the vice president of the Company since November 2007. He is responsible for the real estate development business of our Company. Mr. Fan graduated from Changsha Railway Institute, PRC in 1980 majoring in civil construction and he is a senior engineer.

Mr. ZHAO Guangfa (趙廣發), 55, Vice President of the Company. Mr. Zhao joined CRCCG Group in 1970. He served as deputy chief, then chief and deputy secretary to the communist party committee of the 18th Engineering Bureau of the Ministry of Railways (the predecessor of China Railway 18th Bureau Group Company Limited) from May 1994 to December 1999, a director and deputy secretary of communist party committee of China Railway 18th Engineering Bureau from December 1999 to August 2001, chairman and deputy party secretary of China Railway 18th Bureau Group Co., Ltd. from August 2001 to December 2004, the deputy general manager of CRCCG from December 2004 to November 2007. He has substantial experience in the safety, quality and control aspects of construction project management. Mr. Zhao has been the vice president of the Company since November 2007 and is responsible for our project management. Mr. Zhao graduated from Asia International Open University (Macau) and obtained his master degree in business administration in 2001 and is a senior engineer.

Mr. ZHOU Zhiliang (周志亮), 42, Vice President of the Company. Mr. Zhou has significant knowledge and understanding of the PRC construction industry and abundant operational and management experience. Mr. Zhou joined CRCCG in 2003. Mr. Zhou served as chairman of the labor union, president and deputy party secretary of Fourth Survey and Design Institute of the Ministry of Railways (the predecessor of China Railway Fourth Survey and Design Institute) from January 2000 to December 2004, deputy general manager of CRCCG from December 2004 to November 2007. He has substantial experience in engineering design and project management. Mr. Zhou has been the vice president of the Company since November 2007 and is responsible for the sales and operations of our Company. Mr. Zhou graduated

from China University of Mining, PRC in 1985 with a bachelor degree in hydrogeology and engineering geology and is a senior engineer.

Mr. ZHUANG Shangbiao (莊尚標), 45, Chief Financial Officer of the Company. Mr. Zhuang has substantial experience in corporate finance and financial management. Mr. Zhuang joined CRCCG in 2005. He served as the deputy general manager of the financial division of China Road and Bridge Construction Corporation (中國公路橋樑建設總公司) from March 1992 to February 1994, the deputy general manager and executive deputy general manager of China Road and Bridge Group (H.K.) Limited from February 1994 to February 2001, chief accountant of China Road and Bridge (Group) Corporation from February 2001 to August 2005, chief accountant of CRCCG from August 2005 to November 2007, as well as the chief legal adviser of CRCCG from April 2006 to November 2007. Mr. Zhuang has been the chief financial officer of the Company since November 2007. Mr. Zhuang graduated from Changsha Jiaotong Institute, PRC in 1985 majoring in engineering and financial accounting and obtained a bachelor degree in engineering. He is a senior accountant.

Secretary to Board of Directors

Mr. LI Tingzhu (李廷柱), 57, Secretary to Board of Directors of the Company. Mr. Li has significant knowledge and understanding of the PRC construction industry and abundant operational and management experience. He also has the qualification recognized by the PRC regulatory authority for appointment as a secretary to the board of the directors of a listed company. Mr. Li joined the CRCCG Group in 1968. Mr. Li served as the vice division head of the party committee organization of CRCCG from September 1989 to November 1998, a director of the party office of CRCCG from April 1998 to January 2005, the vice president of the labor union and the director of the party office of CRCCG from January 2005 to December 2005, secretary to the board of directors of CRCCG from December 2005 to November 2007. Mr. Li has been the secretary to the Board of Directors of the Company since November 2007. Mr. Li graduated from the Central Communist Party School, PRC in 1992 majoring in economics and management and is a senior political engineer.

Qualified Accountant

Mr. LAW Chun Biu (羅振飆), 34, has served as Qualified Accountant of the Company since December 2007. Mr. Law is employed by the Company on a full-time basis and is a member of our senior management as required under Rule 3.24 of the Hong Kong Listing Rules. Mr. Law is a member of Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants. Before joining the Company, Mr. Law was the group finance manager of South East Asia Holdings Ltd. From October 2006 to April 2007, Mr. Law was a finance manager of Fujikon Industrial Co. Ltd. From March 2003 to October 2006, Mr. Law was a senior accountant of Tonic Electronics Ltd. From March 2000 to December 2002, Mr. Law worked for Harbor Ring Management Limited as an assistant accounting manager. Mr. Law graduated from the Hong Kong University of Science and Technology in 1997 with a bachelor degree of business administration in accounting. He also holds a master's degree in information systems from the Hong Kong Polytechnic University in 2006.

BOARD COMMITTEES

The Board delegates certain responsibilities to various committees. In accordance with relevant PRC laws and regulations, the Company has formed four board committees, including strategy and investment committee, audit committee, nomination committee, and remuneration and evaluation committee.

Strategy and Investment Committee

Our strategy and investment committee consists of three Directors: Mr. JIN Puqing, Mr. WU Xiaohua and Mr. WU Taishi. Mr. JIN Puqing currently serves as the chairman of our strategy and investment committee. The primary responsibilities of our strategy and investment committee are to formulate our overall development plans and investment decision-making procedures, which include, among other things:

- reviewing our long-term development strategies;
- reviewing major issues affecting our development; and
- reviewing significant capital expenditure, investment and financing projects that require approval of the Board of Directors.

Audit Committee

Our audit committee consists of three Directors: Mr. WU Taishi, Mr. DING Yuanchen and Mr. NGAI Wai Fung. Mr. WU Taishi currently serves as the chairman of our audit committee. The primary responsibilities of our audit committee are to review and supervise our financial reporting process, which include, among other things:

- appointing and supervising the work of our independent auditors and pre-approving all non-audit services to be provided by our independent auditors;
- reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;
- reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls;
- reviewing our risk assessment and management policies; and
- establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters.

Nomination Committee

Our nomination committee consists of three Directors: Mr. LI Kecheng, Mr. HUO Jingui and Mr. ZHAO Guangjie. Mr. LI Kecheng currently serves as the chairman of our nomination committee. The primary responsibilities of our nomination committee are to formulate the nomination procedures and standards for candidates for Directors and senior management, to conduct preliminary review of the qualifications and other credentials of the candidates for Directors and senior management, to formulate, review and supervise the implementation of the performance of the Directors and the senior management.

Remuneration and Evaluation Committee

Our remuneration and evaluation committee consists of three Directors: Mr. ZHAO Guangjie, Mr. DING Yuanchen and Mr. LI Kecheng. Mr. ZHAO Guangjie currently serves as the chairman of our remuneration and evaluation committee. The primary responsibilities of our remuneration and evaluation

committee are to formulate the training and remuneration policies and to determine and manage the remuneration of our senior management, which include, among other things:

- approving and overseeing the total remuneration package for our executive officers, evaluating the performance of and determining and approving the compensation to be paid to our senior management;
- reviewing and making recommendations to the Board of Directors with respect to our Directors' remuneration; and
- reviewing and making recommendations to the Board of Directors regarding executive remuneration objectives, strategies and principles.

WAIVERS GRANTED BY THE HONG KONG STOCK EXCHANGE

Waiver from strict compliance with Rule 8.12 and Rule 19A.15 of the Hong Kong Listing Rules in relation to management presence in Hong Kong

According to Rule 8.12 and Rule 19A.15 of the Hong Kong Listing Rules, an issuer must have sufficient management presence in Hong Kong and at least two of the issuer's executive directors must be ordinary residents in Hong Kong. Since we have our headquarters and most of our operations in the PRC, we do not, and in the foreseeable future, will not, have management presence in Hong Kong. Currently, all of the executive Directors reside in the PRC.

Accordingly, the Company has applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted the Company, a waiver from strict compliance with Rule 8.12 and Rule 19A.15 of the Hong Kong Listing Rules. The Company has made arrangements to maintain effective communication between the Company and the Hong Kong Stock Exchange as follows:

- one of the authorized representatives of the Company, Mr. HUO Jingui, a non-executive Director, is a PRC resident but will be readily contactable by the Hong Kong Stock Exchange and will be able to meet with the Hong Kong Stock Exchange to discuss any matters in relation to the Company on short notice;
- another authorized representative of the Company, Mr. LAW Chun Biu, who is a joint company secretary of the Company and resident in Hong Kong, also acts as a channel of communication with the Hong Kong Stock Exchange;
- both of the authorized representatives of the Company have means of contacting all Directors (including the non-executive Directors) promptly at all times as and when the Hong Kong Stock Exchange wishes to contact the Directors on any matters;
- each of the Directors who is not ordinarily resident in Hong Kong possesses or will be able to apply valid travel documents to visit Hong Kong and will be able to meet with relevant members of the Hong Kong Stock Exchange within a reasonable period of time;
- the Company has one independent non-executive Director, namely, Mr. NGAI Wai Fung, who is ordinarily resident in Hong Kong; and
- the Company has agreed to appoint Citi and Macquarie as the joint compliance advisers of the Company which will serve as further channel of communication with the Hong Kong Stock Exchange for the period from the Listing Date to the date on which the Company has mailed its

annual reports to its shareholders for the first full financial year immediately after listing of the H Shares.

Waiver from strict compliance with Rule 8.17 and Rule 19A.16 of the Hong Kong Listing Rules in relation to appointment of the Joint Company Secretaries

According to Rule 8.17 of the Hong Kong Listing Rules, the secretary of the Company must be a person who is ordinarily resident in Hong Kong and who has the requisite knowledge and experience to discharge the functions of secretary of a listed company and who:

(a) is an ordinary member of The Hong Kong Institute of Chartered Secretary, a solicitor or barrister as defined in the Legal Practitioners Ordinance or a professional accountant; or

(b) is an individual who, by virtue of his academic or professional qualifications or relevant experience, is, in the opinion of the Hong Kong Stock Exchange, capable of discharging the functions of a company secretary of an issuer.

Rule 19A.16 of the Hong Kong Listing Rules, however, does not require the secretary of a PRC issuer to be ordinarily resident in Hong Kong, provided that such person can meet the other requirements under Rule 8.17 of the Hong Kong Listing Rules.

Mr. LI Tingzhu does not possess the specified qualifications required by Rule 8.17 of the Hong Kong Listing Rules. Given the important role of the company secretary in the corporate governance of a listed issuer, particularly in assisting the listed issuer as well as its directors in complying with the Hong Kong Listing Rules and other relevant laws and regulations, the Company has the following arrangements:

- the Company has appointed Mr. LAW Chun Biu who meets the requirements under Rule 8.17 of the Hong Kong Listing Rules, as a joint company secretary to assist Mr. LI so as to enable him to acquire the relevant experience (required under Rule 8.17(3) of the Hong Kong Listing Rules) to discharge the duties and responsibilities as a company secretary of the Company.

- Mr. LAW Chun Biu will communicate regularly with Mr. LI on matters relating to corporate governance, the Hong Kong Listing Rules as well as other laws and regulations which are relevant to us and our other affairs. Mr. LAW Chun Biu will work closely with, and provide assistance to, Mr. LI in the discharge of his duties as a joint company secretary.

- Mr. LAW Chun Biu has been appointed for an initial period of three years from the Listing Date. Upon expiry of the three-year period, a further evaluation of the qualifications and experience of Mr. LI and the need for on-going assistance would be made.

We have applied to the Hong Kong Stock Exchange for, and have been granted, a waiver from strict compliance with the requirements of Rule 8.17 and Rule 19A.16 of the Hong Kong Listing Rules.

COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The Company was incorporated on 5 November 2007. Prior to that, we did not exist as an independent legal entity and our operations were conducted by the various operating subsidiaries of CRCCG, which are our members. The compensation information set forth below for the Directors, Supervisors and various other employees, insofar as it relates to periods prior to our incorporation, is stated at historical amounts as if our current structure had been in existence throughout the relevant periods.

The Directors, Supervisors and senior management of the Company receive compensation in the form of salaries, bonuses, housing allowances and other benefits in kind, including our contribution to the pension plan on their behalf. The aggregate fees and compensation paid to the Directors, Supervisors and senior management of the Company in the years ended 31 December 2004, 2005, 2006 and the eleven months ended 30 November 2007 were approximately RMB3.4 million, RMB5.7 million, RMB6.6 million and RMB5.7 million, respectively. As required by the PRC regulations, we participate in various defined contribution pension funds organized by provincial and municipal governments for our employees, including the employees who are also directors, supervisors and management personnel. The Company contributed RMB1.1 million and RMB0.9 million, respectively, as pension funds for the Directors, Supervisors and senior management of the Company in the year ended 31 December 2006 and the eleven months ended 30 November 2007. The aggregate amount of compensation we paid to our five highest paid individual employees during the year ended 31 December 2006 and the eleven months ended 30 November 2007 was approximately RMB6.0 million and RMB6.9 million respectively. Under the existing arrangements currently in force, the aggregate remuneration payable to and benefits in kind received by the Directors (including four independent non-executive Directors) and Supervisors, in respect of the year ended 31 December 2007 were approximately RMB2.9 million (including RMB0.4 million received by our independent non-executive Directors) and RMB1.1 million, respectively.

Share Appreciation Rights Plan

In order to motivate and incentivize our employees (including our Directors and senior management), the Company intends to implement a share appreciation rights plan (the "SAR Plan"). The proposed adoption of the SAR Plan has been approved by the SASAC in principle. Before the implementation of the SAR Plan, the proposed SAR Plan is required to be approved by the SASAC and the shareholders of the Company.

Under the proposed SAR Plan, eligible participants will be entitled to a cash payment by the Company equal to the appreciation, if any, in the fair market value of the Shares from the date of the grant of such appreciation rights to the date of the exercise of such rights, subject to certain terms and conditions.

No Shares will be issued under the SAR Plan. Accordingly, the shareholding of the shareholders of the Company will not be diluted by the implementation of the SAR Plan.

JOINT COMPLIANCE ADVISERS

The Company has agreed to appoint Citi and Macquarie to be the joint compliance advisers upon listing in compliance with Rules 3A.19 and 19A.05 of the Hong Kong Listing Rules. The Company expects to enter into a compliance advisers' agreement with the joint compliance advisers prior to the Listing Date, the material terms of which are as follows:

(a) the Company will appoint Citi and Macquarie as the joint compliance advisers for the purpose of Rules 3A.19 and 19A.05 of the Hong Kong Listing Rules for a period commencing on the Listing Date and ending on the date on which the Company complies with Rule 13.46 of the Hong Kong Listing Rules in respect of the financial results of the Company for the first full financial year commencing after the Listing Date, or until the agreement is terminated, whichever is earlier;

(b) the joint compliance advisers will provide us with certain services, including providing us with proper guidance and advice as to compliance with the requirements under the Hong Kong Listing Rules and applicable laws, rules, codes and guidelines and provide advice to the

Company on the continuing requirements under the Hong Kong Listing Rules and applicable laws and regulations;

(c) the joint compliance advisers will, as soon as reasonably practicable, inform us of any amendment or supplement to the Hong Kong Listing Rules announced by the Hong Kong Stock Exchange from time to time, and of any amendment or supplement to the applicable laws and guidelines;

(d) the joint compliance advisers will act as the principal channel of communication of the Company with the Hong Kong Stock Exchange;

(e) the Company will agree to indemnify the joint compliance advisers for certain actions against and losses incurred by the joint compliance advisers arising out of or in connection with the performance by the joint compliance advisers of their duties under the agreement, or any material breach by us of the provisions of the agreement, provided that the indemnity will not apply to any action or loss which is finally judicially determined to have been caused by the willful default, fraud or gross negligence on the part of the joint compliance advisers; and

(f) the Company may terminate the appointment of a joint compliance adviser if the relevant compliance adviser's work is of an unacceptable standard or if there is a material dispute over fees payable to the compliance adviser (which cannot be resolved within 30 days); any one of the joint compliance advisers will have the right to terminate their appointment if we committed a breach of the compliance advisers' agreement, or by service of three months' written notice to the Company.

SUBSTANTIAL SHAREHOLDER

Upon our incorporation on 5 November 2007, the entire issued share capital of the Company was beneficially owned by CRCCG as follows:

Name	Number of Shares	Voting power (%)
CRCCG	8,000,000,000	100

Immediately following the completion of the A Share Offering, we expect that the only party beneficially interested in 10% or more of the voting power at any of the shareholders' general meeting of the Company will be as follows:

Name	Number of Shares	Voting power (%)
CRCCG	8,000,000,000	76.6

Immediately following the completion of the A Share Offering and the Global Offering (assuming the Over-allotment Option is not exercised), we expect that the only party beneficially interested in 10% or more of the voting power at any of the shareholders' general meeting of the Company will be as follows:

Name	Number of Shares	Voting power (%)
CRCCG	7,829,400,000	64.4

If the Over-allotment Option is exercised in full, CRCCG will own approximately 62.9% of the total Shares then in issue.

None of the Directors or Supervisors is a legal or beneficial owner of any of the Shares. We are not aware of any arrangement currently in place which may at a subsequent date result in a change of control of the Company.

For more information on CRCCG, see "Restructuring" and "Relationship with CRCCG".

A SHARE OFFERING AND TRADING PRICE OF THE A SHARES

We announced the A Share Offering on 15 February 2008. The A Share Offering comprises an offering of 2,450,000,000 A Shares for subscription, with no over-allotment. The A Shares offered represent 23.4% of the Company's total share capital before the Global Offering, or 20.2% of the Company's total share capital after the Global Offering assuming that the Over-allotment Option is not exercised. The offer price for the A Shares is expected to be not less than RMB8.00 per A Share and not more than RMB9.08 per A Share, and will be determined based on prevailing market conditions and domestic customary pricing consultation mechanisms.

A Shares and H Shares are generally neither interchangeable nor fungible, however, the A Shares may be converted into the H Shares. See "Share capital — Transfer of the domestic shares for listing and trading on the Hong Kong Stock Exchange" for details. The market prices of the A Shares and H Shares may be different after the Global Offering.

Before A Share Offering and Global Offering

As of the date of this Prospectus, the registered share capital of the Company is RMB8,000,000,000 divided into 8,000,000,000 Domestic Shares of nominal value of RMB1.00 each, all of which are held by CRCCG.

After A Share Offering but before Global Offering

After the A Share Offering but before the Global Offering, the registered share capital of the Company will be RMB10,450,000,000 divided into 10,450,000,000 Domestic Shares (including A Shares) of nominal value of RMB1.00 each and is categorized as follows:

Shareholders	Nature	Number of Shares	Approximate percentage of issued share capital
			%
CRCCG	A Shares[(1)]	7,803,810,000	74.7
	Domestic Shares (not publicly tradeable)[(1)]	196,190,000	1.9
		8,000,000,000	76.6
Public holders of A Shares	A Shares	2,450,000,000	23.4
Total		10,450,000,000	100.0

(1) Upon completion of the A Share Offering, of the 8,000,000,000 Domestic Shares initially held by CRCCG upon the establishment of the Company as a joint stock limited company,

(a) 7,803,810,000 Domestic Shares will become A Shares on the date of A Share Listing. According to the PRC Company Law, such A Shares will be subject to a lock-up period of one year from the date of A Share Listing. Pursuant to the listing rules of the Shanghai Stock Exchange, such A Shares held by CRCCG will be additionally subject to a lock-up period of 36 months from the date of A Share Listing; and

(b) 196,190,000 Domestic Shares will, pursuant to the PRC regulations on reduction of State-owned shares, be reserved for disposal by CRCCG (by converting such Domestic Shares into H Shares) and be held by NSSF upon completion of the Global Offering. Such Domestic Shares are inclusive of (i) 170,600,000 Domestic Shares initially to be disposed of by conversion into H Shares at the Global Offering; and (ii) 25,590,000 Domestic Shares to be disposed of by conversion into

H Shares if the Over-allotment Option is exercised in full. If the Global Offering shall not proceed, such 196,190,000 Domestic Shares will become A Shares.

Upon Completion of Global Offering

After the A Share Offering and immediately after the completion of the Global Offering, and assuming that the Over-allotment Option is not exercised, the share capital of the Company will be RMB12,156,000,000, comprising 1,876,600,000 H Shares and 10,279,400,000 Domestic Shares (including A Shares), representing 15.4% and 84.6%, respectively, of the total share capital of the Company. Particulars of the share capital of the Company will be categorized as follows:

Shareholders	Nature	Number of Shares	Approximate percentage of issued share capital
			%
CRCCG	A Shares[1]	7,803,810,000	64.2
	Domestic Shares (not publicly tradeable)[1]	25,590,000	0.2
		7,829,400,000	64.4
Public holders of A Shares	A Shares	2,450,000,000	20.2
H Shares issued and converted pursuant to the Global Offering	H Shares[2]	1,876,600,000	15.4
Total		12,156,000,000	100.0

Notes:

(1) Upon completion of the A Share Offering and the Global Offering, 7,829,400,000 Domestic Shares will be held by CRCCG, of which

(a) 7,803,810,000 Domestic Shares will have become A Shares. According to the PRC Company Law, such A Shares will be subject to a lock-up period of one year from the date of A Share Listing. Pursuant to the listing rules of the Shanghai Stock Exchange, such A Shares held by CRCCG will be additionally subject to a lock-up period of 36 months from the date of A Share Listing; and

(b) 25,590,000 Domestic Shares will, pursuant to the PRC regulations on reduction of State-owned shares, be reserved for disposal of by CRCCG (by converting such Domestic Shares into H Shares) and be held by NSSF upon the exercise of the Over-allotment Option in full. If the Over-allotment Option is not exercised or partly exercised, such 25,590,000 Domestic Shares or any part thereof will become A Shares.

(2) Such 1,876,600,000 H Shares are inclusive of (i) 1,706,000,000 H Shares offered in the Global Offering; and (ii) 170,600,000 H Shares (converted from Domestic Shares and disposed of by CRCCG pursuant to the PRC regulations on reduction of State-owned shares) held by NSSF.

After the A Share Offering and immediately after the completion of the Global Offering, and assuming that the Over-allotment Option is exercised in full, the share capital of the Company will be RMB12,411,900,000, comprising 2,158,090,000 H Shares and 10,253,810,000 A Shares, representing 17.4% and 82.6%, respectively, of the total share capital of the Company. Particulars of the share capital of the Company will be categorized as follows:

Shareholders	Nature	Number of Shares	Approximate percentage of issued share capital
			%
CRCCG	A Shares(1)	7,803,810,000	62.9
Public holders of A Shares	A Shares	2,450,000,000	19.7
H Shares issued and converted pursuant to the Global Offering	H Shares(2)	2,158,090,000	17.4
Total		12,411,900,000	100.0

Notes:

(1) Upon completion of the A Share Offering and the Global Offering, such 7,803,810,000 A Shares will be subject to a lock-up period of one year from the date of the A Share Listing. Pursuant to the listing rules of the Shanghai Stock Exchange, such A Shares held by CRCCG will be additionally subject to a lock-up period of 36 months from the date of the A Share Listing.

(2) Such 2,158,090,000 H Shares are inclusive of (i) 1,961,900,000 H Shares offered in the Global Offering, assuming the exercise of the Over-allotment Option in full; and (ii) 196,190,000 H Shares (converted from Domestic Shares pursuant to the PRC regulations on reduction of State-owned shares) held by NSSF, comprising (a) 170,600,000 H Shares (converted from Domestic Shares) upon completion of the Global Offering but before the exercise of the Over-allotment Option; and (b) 25,590,000 H Shares (converted from Domestic Shares) upon the exercise of the Over-allotment Option in full.

RANKING

A Shares and H Shares are ordinary shares in the share capital of the Company upon completion of the Global Offering. However, apart from the PRC qualified domestic institutional investors, H Shares generally cannot be subscribed for by or traded between legal or natural persons of the PRC. A Shares, on the other hand, may only be subscribed for by, and traded between legal or natural persons of the PRC (other than Hong Kong, Macau and China Taiwan) and qualified foreign institutional investors or qualified foreign strategic investors approved by CSRC and must be subscribed for and traded in Renminbi. All cash dividends in respect of H Shares are to be declared in Renminbi and to be paid by the Company in Hong Kong dollars, whereas all dividends in respect of A Shares are to be paid by the Company in Renminbi. In addition to cash, dividends may be distributed in the form of Shares. Any distribution of Shares, however, must be approved by special resolution of the Shareholders. For holders of H Shares, dividends in the form of Shares will be distributed in the form of additional H Shares. For holders of A Shares, dividends in the form of Shares will be distributed in the form of additional A Shares.

In addition, A Shares and H Shares are regarded as different classes of shares under the relevant terms of the Articles of Association. The differences between the two classes of shares are set out in the Articles of Association in details.

Further, under the Articles of Association, any change or abrogation of the rights of class shareholders should be approved by way of a special resolution of the general meeting of shareholders and by a separate meeting of shareholders convened by the affected class shareholders. However, as provided in the Articles of Association, the procedures for approval by separate class shareholders shall not apply (i) where we issue, upon approval by a special resolution of our shareholders in a general meeting, either separately or

concurrently every 12 months, not more than 20% of each of the existing issued A Shares and H Shares; (ii) where our plan to issue A Shares and H Shares on establishment is implemented within 15 months from the date of approval by the securities regulatory authorities of the State Council; or (iii) where our promoter converts its Shares to overseas listed foreign invested shares to be listed and traded in a foreign stock exchange upon receiving the approval of the authorized securities approval authorities of the State Council, including the CSRC.

Except as described above and in relation to the dispatch of notices and financial reports to shareholders, dispute resolution, registration of shares on different parts of the register of shareholders, the method of share transfer and the appointment of dividend receiving agents, which are all provided for in the Articles of Association and summarized in "Appendix VIII — Summary of Articles of Association", A Shares and H Shares will however rank *pari passu* with each other in all other respects and, in particular, will rank equally for all dividends or distributions declared, paid or made after the date of this Prospectus.

A Shares and H Shares are generally neither interchangeable nor fungible, and the market prices of the A Shares and H Shares may be different after the A Share Offering and Global Offering.

TRANSFER OF THE DOMESTIC SHARES FOR LISTING AND TRADING ON THE HONG KONG STOCK EXCHANGE

According to the stipulations by the State Council securities regulatory authority and the Articles of Association, the holders of the Domestic Shares (A Shares) may transfer the Domestic Shares held by them to overseas investors, and such transferred shares may be listed or traded on an overseas stock exchange provided that the transfer and trading of such transferred shares shall have obtained the approval by the State Council securities regulatory authorities, including the CSRC. In addition, such transfer shall have completed any requisite internal approval process and complied with the regulations prescribed by the State Council securities regulatory authorities and the regulations, requirements and procedures prescribed by the relevant stock exchange. No approval by separate class meeting is required for the listing and trading of such transferred shares on an overseas stock exchange.

In this regard, if any holder of our Domestic Shares is to transfer its Domestic Shares to overseas investors and for listing and trading on the Hong Kong Stock Exchange, such transfer and conversion will need to obtain the approval of the relevant PRC regulatory authorities, including the CSRC.

Based on the methodology and procedures for the transfer and conversion of the Domestic Shares into H Shares as disclosed below, we can apply for the listing of all or any portion of the Domestic Shares on the Hong Kong Stock Exchange as H Shares in advance of any proposed transfer to ensure that the transfer process can be completed promptly upon notice to the Hong Kong Stock Exchange and delivery of shares for entry on the H Share register. Any listing of additional Shares after our initial listing on the Hong Kong Stock Exchange is considered by the Hong Kong Stock Exchange to be a purely administrative matter. The relevant procedural requirements for the transfer and conversion of the Domestic Shares to H Shares are:

(1) The holder of Domestic Shares is to obtain the requisite approval of CSRC or the authorized securities approval authorities of the State Council for the transfer of all or part of its Domestic Shares into H Shares.

(2) The holder of Domestic Shares is to issue to us a removal request in respect of a specified number of the Shares attaching the relevant documents of title.

(3) Subject to obtaining the approval of the Board, the Company would then issue a notice to the H Share registrar with instructions that, with effect from a specified date, our H Share registrar is to issue the relevant holders with H Share certificates for such specified number of Shares.

(4) Such specified number of Domestic Shares to be transferred to H Shares are then re-registered on the H Share register maintained in Hong Kong on the condition that:

(a) our H Share registrar lodges with the Hong Kong Stock Exchange a letter confirming the proper entry of the relevant H shares on the H Share register and the due dispatch of H share certificate; and

(b) the admission of the H Shares (converted from Domestic Shares) to trade in Hong Kong will comply with the Hong Kong Listing Rules and the General Rules of CCASS and the CCASS Operational Procedures in force from time to time.

(5) Upon completion of the transfer and conversion, the shareholding of the relevant holder of Domestic Shares in our domestic share register will be reduced by such number of Domestic Shares transferred and the number of H Shares in the H Share register will correspondingly be increased by the same number of Shares.

(6) We will comply with the Hong Kong Listing Rules to inform the shareholders of the Company and the public by way of an announcement of such fact not less than three days prior to the proposed effective date.

Upon completion of the Global Offering, CRCCG will be subject to the following regulatory transfer restrictions:

- Under the PRC Company Law, Shares which have been issued before we publicly issue Shares are prevented from being transferred within one year from the date of listing on a stock exchange.
- Under the Hong Kong Listing Rules, CRCCG as our controlling shareholder is prevented from, amongst others (i) disposing of or agreeing to dispose any of the Shares for a period of six months from the date of listing on the Hong Kong Stock Exchange; and (ii) during a period of six months thereafter, disposing of or agreeing to dispose of any of the Shares if, immediately after such disposition, they would respectively cease to be our controlling shareholder.

TRANSFER OF SHARES TO NSSF

According to relevant State policy of the PRC, shareholders who hold state-owned shares are generally required to reduce their shares in an amount of 10% of the entire offering in any overseas public offering and either remit the sale proceeds of such shares to NSSF or transfer such shares to NSSF for retention. Pursuant to the approvals of the relevant PRC authorities, CRCCG is required to transfer to NSSF such number of Domestic Shares as shall be equivalent to 10% of the number of Offer Shares. These Domestic Shares will be converted into H Shares on a one-for-one basis upon the listing of the H Shares on the Hong Kong Stock Exchange and will be held by NSSF immediately thereafter. Such share transfer to NSSF was one of the conditions of obtaining the necessary PRC regulatory approvals for the Global Offering.

Upon completion of the A Share Offering and the Global Offering, NSSF will hold approximately 170,600,000 H Shares, representing approximately 1.4% of our total issued share capital, if the Over-allotment Option is not exercised, or 196,190,000 H Shares, representing 1.6% of our total issued share capital if the Over-allotment Option is exercised in full. These H Shares will not constitute any part of the Global Offering

but will be considered as part of shares to be held by the public investors for the purpose of Rule 8.08 of the Hong Kong Listing Rules. Neither CRCCG Group nor our Company will receive any proceeds from the transfer by CRCCG to NSSF of such Shares or any subsequent disposal of such H Shares by NSSF. NSSF will have no presence in the Board or our management team and have no influence over our normal business activities. NSSF will become our shareholder if the aforesaid transfer of our H Shares is completed. There is no legal restriction on NSSF to transfer or dispose of the H Shares following the listing of such H Shares. NSSF has not entered or proposed to enter into any agreement, arrangement, understanding or undertaking with us and our connected person(s).

As advised by our PRC legal adviser, Beijing Deheng Law Office:

- the aforesaid transfer is mandated by the relevant PRC authorities in accordance with the State policy and neither CRCCG nor the Company has any influence over the decision; and
- both the aforesaid transfer and conversion, and the retention of H Shares by NSSF following completion of the Global Offering, have been approved by the relevant PRC authorities and are in compliance with the relevant PRC law.

Unless the context otherwise indicates, in the following discussion and analysis, the financial data for the periods referred to herein reflects our financial condition after the Restructuring and has been prepared as if our current structure had been in existence throughout the Track Record Period. In addition, the financial data includes certain other businesses retained by CRCCG that were historically associated with the Predecessor Operations.

Unless otherwise indicated, all financial data, whether presented on a consolidated basis or by segment, is presented after elimination of inter-segment and other inter-company transactions.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

Selected Historical Consolidated Financial Information

The following tables present our selected historical consolidated financial information for the periods indicated. The selected summary consolidated income statement information, segment financial information and cash flow information and other financial information for the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, and the selected summary consolidated balance sheet information as of 31 December 2004, 2005 and 2006 and 30 November 2007 are derived from and should be read in conjunction with the consolidated financial information set forth in "Appendix I — Accountants' Report" in this Prospectus. See "— Management's discussion and analysis of financial condition and results of operations — Basis of presentation" for the way we account for the operations and financial results transferred to us by CRCCG.

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Selected consolidated income statement information					
IFRS					
Revenue	86,187.5	110,794.7	153,609.0	138,283.7	146,667.0
Cost of sales	(79,802.6)	(102,869.8)	(144,013.0)	(129,682.1)	(136,934.5)
Gross profit	6,384.9	7,924.9	9,596.0	8,601.5	9,732.5
Other income and gains, net	125.2	202.8	185.9	133.1	549.7(1)
Selling and distribution costs	(760.9)	(926.9)	(893.1)	(812.1)	(582.5)
Administrative expenses	(4,661.2)	(5,251.7)	(6,002.1)	(5,458.5)	(5,529.9)
Other expenses	(630.6)	(674.2)	(448.3)	(420.2)	(228.3)
Profit from operations	457.4	1,274.9	2,438.3	2,043.9	3,941.6
Finance revenue	280.7	384.0	546.6	493.7	537.8
Finance costs	(416.2)	(782.8)	(909.3)	(826.7)	(1,077.5)
Share of profits and losses of:					
Jointly-controlled entities	49.6	34.1	25.5	23.0	12.9
Associates	0.4	25.1	(2.9)	(0.9)	2.3
Profit before tax	371.9	935.4	2,098.2	1,733.0	3,417.0
Tax	(179.3)	(409.5)	(596.3)	(499.7)	(1,411.6)(2)
Profit for the year/period	192.6	525.9	1,502.0	1,233.4	2,005.5

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Attributable to:					
Equity holder of the Company	102.9	349.3	1,213.0	1,007.7	2,008.7
Minority interests	89.7	176.5	289.0	225.7	(3.2)
Distributions	—	132.7	305.1	279.7	4,685.0

(1) Include a significant gain on disposal of a subsidiary of RMB315.8 million.

(2) Includes the write-off of net deferred tax assets of RMB600.2 million as a result of reduction of income tax rate from 33% to 25% effective on 1 January 2008 according to the PRC Corporate Income Tax Law, which caused a decrease of RMB600.2 million in the net profit for the eleven months ended 30 November 2007.

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
			(RMB million)	
Selected consolidated balance sheet information				
IFRS				
ASSETS				
Non-current assets	18,132.8	19,425.1	22,497.0	25,902.5
Current assets	61,511.8	80,922.2	102,052.7	129,116.1
Cash and cash equivalents	13,600.6	16,699.4	20,960.8	25,769.4
Other current assets	47,911.2	64,222.8	81,091.9	103,346.7
Total assets	**79,644.6**	**100,347.3**	**124,549.7**	**155,018.6**
EQUITY AND LIABILITIES				
Total equity	2,223.0	2,602.6	3,687.8	4,935.0
Equity attributable to equity holder of the Company	1,603.9	1,774.3	2,637.4	4,726.6
Minority interests	619.1	828.2	1,050.4	208.4
Non-current liabilities	14,013.8	15,941.0	16,921.5	14,477.3
Current liabilities	63,407.8	81,803.8	103,940.4	135,606.3
Total equity and liabilities	**79,644.6**	**100,347.3**	**124,549.7**	**155,018.6**

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Selected consolidated cash flow information					
IFRS					
Net cash inflow from operating activities ..	2,843.5	4,576.7	6,336.9	4,246.4	6,026.6
Net cash outflow from investing activities ..	(3,008.4)	(4,731.8)	(4,809.0)	(2,925.9)	(9,732.7)
Net cash inflow from financing activities ...	873.2	2,721.7	2,672.0	3,387.0	9,001.8

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Segment financial information					
IFRS					
Profit from operations					
Construction operations	1.6	822.7	2,093.4	1,731.8	3,421.3
Survey, design and consultancy operations	102.0	93.4	80.7	73.2	195.1
Manufacturing operations	76.0	146.4	16.6	12.9	82.0
Other businesses	277.7	212.4	247.6	226.0	243.2
Total profit from operations	**457.4**	**1,274.9**	**2,438.3**	**2,043.9**	**3,941.6**
Depreciation and amortization					
Construction operations	1,613.6	1,822.5	2,255.5	2,089.3	2,813.9
Survey, design and consultancy operations	89.9	81.2	70.1	63.1	122.3
Manufacturing operations	14.6	15.8	16.2	15.1	36.9
Other businesses	42.0	54.5	64.6	38.7	11.8
Total depreciation and amortization	**1,760.1**	**1,974.0**	**2,406.5**	**2,206.3**	**2,984.9**
Capital expenditure					
Construction operations	2,890.3	3,305.0	6,157.0	4,099.7	9,196.3
Survey, design and consultancy operations	265.9	130.5	210.9	200.3	447.9
Manufacturing operations	34.4	14.7	21.1	19.9	519.9
Other businesses	102.6	91.3	187.2	93.2	164.4
Total capital expenditure	**3,293.3**	**3,541.5**	**6,576.3**	**4,413.1**	**10,328.5**

Other Selected Financial Information

The following table sets forth a full quantitative reconciliation of EBITDA to its most directly comparable IFRS equivalent, profit for the year/period, and the calculation of EBITDA margin.

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Profit from operations	457.4	1,274.9	2,438.3	2,043.9	3,941.6
Depreciation and amortization	1,760.1	1,974.0	2,406.5	2,206.3	2,984.9
EBITDA[(1)]	2,217.5	3,249.0	4,844.8	4,250.2	6,926.5
Revenue	86,187.5	110,794.7	153,609.0	138,283.7	146,667.0
EBITDA Margin[(1)]	2.6%	2.9%	3.2%	3.1%	4.7%

(1) EBITDA, which is used to measure our operating performance, is defined as profit for the year/period plus finance costs, share of losses/(profits) of associates and jointly-controlled entities, income tax expense and depreciation and amortization, and less finance revenue, or profit from operations plus depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total revenue. We present our EBITDA and EBITDA margin here to provide additional information regarding our operating performance and because our management believes EBITDA is useful to investors as a measure commonly used by securities analysts, investors and other interested parties in the evaluation of the performance of companies in the construction industry. EBITDA is not a standard measure under IFRS. EBITDA should not be considered in isolation or construed as an alternative to cash flows, profit for the year/period or any other measure of performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA does not account for taxes, interest expense or other non-operating cash expenses. In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditures.

Selected Historical Operating Data

The following tables set forth selected operating data of each of our segments for the periods indicated:

Backlog

Backlog represents our estimate of the contract value of work that remains to be completed as of a certain date. The contract value of a project represents the amount that we expect to receive under the terms of the contract assuming the contract is performed in accordance with its terms. The following table sets out the aggregate value of projects in our backlog of our construction operations, survey, design and consultancy operations and manufacturing operations for the periods indicated:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
		(RMB million)		
Construction Operations	61,047.0	139,531.2	198,374.9	292,662.0
Domestic	58,037.0	130,415.2	156,360.9	175,708.3
Overseas	3,010.0	9,116.0	42,014.0	116,953.7
Survey, Design and Consultancy Operations	2,389.5	2,498.0	2,476.8	2,921.5
Manufacturing Operations	3,608.4	2,503.4	1,602.2	6,554.0
Total	**67,044.9**	**144,532.6**	**202,453.8**	**302,137.5**

New contract value

New contract value represents the aggregate value of the contracts that we entered into during a specified period. The value of a contract is the amount that we expect to receive under the terms of the contract if the contract is performed in accordance with its terms. The following table sets out the aggregate value of new contracts entered into by our construction operations, survey, design and consultancy operations and manufacturing operations for the periods indicated:

	Year ended 31 December			Eleven months ended 30 November
	2004	2005	2006	2007
		(RMB million)		
Construction Operations	140,336.1	189,156.4	198,203.7	223,659.6
Domestic	136,574.4	176,247.5	154,588.5	134,576.1
Overseas	3,761.7	12,908.9	43,615.1	89,083.6
Survey, Design and Consultancy Operations	2,479.7	2,743.3	3,073.3	2,947.6
Manufacturing Operations	1,724.1	1,144.6	1,064.4	6,321.5
Total	**144,539.8**	**193,044.2**	**202,341.4**	**232,928.7**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial information set forth in "Appendix I — Accountants' Report" in this Prospectus, and our selected historical consolidated financial information and operating data and the notes thereto included elsewhere in this Prospectus. Our consolidated financial information has been prepared in accordance with IFRS.

The following discussion and analysis contains certain forward-looking statements that reflect our current views with respect to future events and financial performance. These statements are based on assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, the actual outcome and developments may be subject to a number of risks and uncertainties. See "Risk Factors" and "Forward-looking Statements".

Overview

We are one of the ultra-large integrated construction companies in the world. In 2007, we were listed among the Fortune Global 500 companies, ranking 384th in terms of total revenue. In the same year, we were also ranked sixth out of the Top 225 Global Contractors in terms of total revenue from 2006 construction operations according to ENR magazine and 15th out of the Top 500 Chinese Enterprises elected by the Chinese Enterprise Confederation and the China Enterprise Directors Association in terms of total revenue.

The rapid economic growth in China during the past few years has encouraged the PRC Government at each level to increase their investment in infrastructure construction. China therefore has become one of the largest markets in the world for the infrastructure construction business. We primarily conduct the following operations to meet the increasing demands of the domestic and overseas markets:

- *Construction operations:* Our construction operations, primarily focusing on infrastructure construction projects, have been our core business since our inception. We conduct the construction operations through our subsidiaries, namely CCECC, the Eleventh to the Twenty-Fifth Bureau Group companies, China Railway Construction Group Co., Ltd. China Railway Electrification Bureau (Group) Co., Ltd. and China Railway Construction (HK) Limited. The main focus of our construction operations is on the construction of railway, highway, metropolitan railway, water conservancy and hydropower facility, airport, port, industrial and civil construction and municipal projects. Business models adopted in our construction business include (i) construction contracting, (ii) project management contracting, or PMC, and (iii) engineering, procurement and construction management, or EPC. Currently, we conduct most of our construction operations through project management contracting. On certain circumstances, we are also engaged in the construction operations by way of BOT, BT and BOO. We have been engaged to provide services in 31 provinces, autonomous regions and, municipalities of China, as well as Hong Kong and Macau. In addition, we are involved in infrastructure construction projects located in overseas countries and territories, including those in Africa, Asia, the Middle-East and Europe. In the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, revenue generated from our construction operations before elimination of inter-segment sales accounted for 93.1%, 93.6%, 94.7%, 94.7% and 93.9% of our total revenue before elimination of inter-segment sales, respectively.

- *Survey, design and consultancy operations:* Our survey, design and consultancy operations, primarily conducted through the China Railway First Survey and Design Institute, China Railway Fourth Survey and Design Institute, China Railway Fifth Survey and Design Institute, China Railway Shanghai Design Institute Group Co., Ltd., Beijing China Railway Construction Electrification Design and Research Institute and Beijing Tiecheng Construction Supervision Co., Ltd., constitutes one of our main operations. Our operations include the provision of survey, design, and consultancy services for civil engineering and transportation infrastructure projects, including those involving railway, highway, metropolitan railway, water conservancy and hydropower facility, airport, port, industrial and civil construction and municipal projects. We also provide services for the management, research and development of new technology and equipment. In recent years, we have also increased our services for electrical power supply and telecommunications networks. In the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, revenue generated from our survey, design and consultancy operations before elimination of inter-segment sales accounted for 2.7%, 2.6%, 2.2%, 2.2% and 1.9% of our total revenue before elimination of inter-segment sales, respectively.

- *Manufacturing operations:* We design, research, develop, manufacture and maintain large track maintenance machinery, as well as railway track components, primarily through our two subsidiaries, namely Kunming Zhong-Tie, and CRRS. As of the Latest Practicable Date, we were the largest company in both China and Asia engaging in the research and development, manufacturing, sales, maintenance and repair of large track maintenance machinery, occupying more than 80% of the PRC domestic market share for large track maintenance machinery. In the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, revenue generated from our manufacturing operations before elimination of inter-segment sales accounted for 1.6%, 1.2%, 0.9%, 0.9% and 1.1% of our total revenue before elimination of inter-segment sales, respectively.

- *Other businesses:* In addition to our main businesses, we have recently been engaged in the development of various business operations that relate to our main businesses and demonstrate potential for growth, such as businesses involving real estate development and logistics services. In the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, revenue generated from our other businesses before elimination of inter-segment sales accounted for 2.6%, 2.6%, 2.3%, 2.3% and 3.1% of our total revenue before elimination of inter-segment sales, respectively.

The table below presents, for the periods indicated, our revenue from segment operations before elimination of inter-segment sales in terms of amount and as a percentage of our total revenue before elimination of inter-segment sales for the periods indicated:

	For the year ended 31 December						Eleven months ended 30 November			
	2004		2005		2006		2006		2007	
	(audited)		(audited)		(audited)		(unaudited)		(audited)	
	(RMB million)	%	(RMB million)	%	(RMB million)	%	(RMB million)	%	(RMB million)	%
Revenue										
Construction operations[1]	80,565.8	93.1	104,133.7	93.6	146,359.7	94.7	131,658.1	94.7	139,184.6	93.9
Survey, design and consultancy operations	2,345.6	2.7	2,909.3	2.6	3,348.5	2.2	2,995.8	2.2	2,748.7	1.9
Manufacturing operations	1,362.5	1.6	1,388.3	1.2	1,355.2	0.9	1,237.4	0.9	1,633.8	1.1
Other operations[2]	2,217.2	2.6	2,872.5	2.6	3,553.9	2.3	3,152.8	2.3	4,625.0	3.1
Subtotal	**86,491.1**	**100.0**	**111,303.7**	**100.0**	**154,617.3**	**100.0**	**139,044.1**	**100.0**	**148,192.2**	**100.0**
Elimination	(303.6)		(509.0)		(1,008.3)		(760.4)		(1,525.2)	
Total	**86,187.5**		**110,794.7**		**153,609.0**		**138,283.7**		**146,667.0**	

(1) Include construction revenue from the BT and BOT projects as part of our capital investment operations. For the year ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, we generated construction revenue from BT and BOT projects of RMB185.9 million, RMB2,135.8 million, RMB1,604.6 million, RMB1,451.5 million and RMB1,434.8 million, respectively.

(2) Include revenues generated from real estate development, logistic services and other businesses, excluding construction revenue from BT and BOT projects as part of capital investment operations.

Basis of Presentation

Our Company was established in the PRC on 5 November 2007 as a joint stock company with limited liability under the Company Law as a result of a group reorganization of CRCCG. CRCCG is wholly-owned by SASAC. Pursuant to the Decision on the Establishment of CRCC issued by the MOR (Tie Lao 1989 No. 69) on 16 June 1989, CRCCG was established and was registered with the State Administration of Industry and Commerce on 28 August 1990. Prior to the establishment of our Company, construction, survey, design and consultancy, and manufacturing operations were carried out by companies wholly-owned or controlled by CRCCG.

Pursuant to the Restructuring, the Company issued 8 billion ordinary domestic shares with par value of RMB1.00 per share to CRCCG in exchange for all subsidiaries now comprising our Company as well as the principal operations and businesses of CRCCG that were transferred to us, which include: (i) all of the core assets and liabilities relating to its construction operations; (ii) all of the core assets and liabilities relating to its survey, design and consultancy operations; (iii) all of the core assets and liabilities relating to its manufacturing operations including large track maintenance machinery and railway track components manufacturing business; (iv) other businesses, including certain real estate development and logistics operations; (v) contractual rights and obligations relating to the businesses, assets and liabilities transferred to our Company; (vi) employees associated with the businesses transferred to our Company; (vii) qualifications, licenses and approvals relating to the businesses transferred to our Company; and (viii) business and financial records, books and data and technological data and know-how relating to the businesses transferred to our Company.

In connection with the Restructuring, the Retained Operations principally include, (i) certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, which were historically associated with the Predecessor Operations; (ii) supplementary defined benefits of retirees; (iii) equity interests in certain companies not strategically complementary to our businesses; (iv) equity

interests in the project companies of certain retained BOT projects; and (v) ancillary businesses including hospitals and nurseries. For details, see "Relationship with CRCCG".

For selected historical financial information relating to the Retained Operations, see Note 2 of the Accountants' Report in Appendix I to this Prospectus.

Since CRCCG controlled the business operations and the related assets that were transferred to us pursuant to the Restructuring, and continues to control us after the Restructuring, our historical consolidated financial information has been prepared as a combination of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to us have been stated at historical carrying amounts. In addition to the businesses transferred to us, the historical consolidated financial information as presented in the Accountants' Report in Appendix I and discussed herein also includes assets, liabilities and results of operations of certain of the Retained Operations according to the details set out in the agreement for the Restructuring entered into by the Company with CRCCG because they were an integral part of, and historically associated with, the transferred business.

The financial information presents the consolidated results and financial position of our Company as if the current structure of our Company had been in existence throughout the Track Record Period and as if the transferred businesses were transferred to our Company from CRCCG as of 1 January 2004.

Factors Affecting Our Results of Operations

Our results of operations and the period-to-period comparison of our financial results are affected by a number of external factors. Our consolidated financial statements may not be indicative of our future earnings, cash flows or financial position for numerous reasons, including those described below.

Investment in transportation infrastructure by the PRC Government

Our main operations primarily involve infrastructure construction in China and, in particular, transportation infrastructure construction. As a consequence, our businesses have benefited significantly from the PRC Government's investments in transportation infrastructure, including investments in the construction and improvement of railways, highways, metropolitan railways, airports and ports. Spending on transportation infrastructure in China increased by 21.3% from 2004 to 2005 and 14.6% from 2005 to 2006, while the year-on-year growth rate of our revenue for the same periods was 28.6% and 38.6%, respectively. To meet the demands for continued and sustained economic growth, government investment in China's transportation infrastructure will reach as high as RMB3.8 trillion during the five-year period between 2006 and 2010. We expect that continued investment in transportation infrastructure construction by the PRC Government will generate significant business opportunities for us in the next few years. However, if the PRC Government reduces spending on transportation infrastructure projects in China, and we fail to open up new markets in or outside China, our revenue growth could slow down and our turnover could decrease. See "Risk Factors — Risks relating to our industry — The PRC Government may reduce public spending on infrastructure construction".

Pricing of our infrastructure construction services and products

Contractors for infrastructure construction projects are generally selected using a competitive tender process pursuant to which we must calculate our expected costs and submit a bid to project owner. In addition to considerations of projected costs, target profit margin and competitive landscape, our ability to price a project is subject to government pricing oversight and control. Pricing reference relating to transportation

infrastructure projects are often published by the relevant PRC government agencies, as a measure to determine the amount that may be charged on a project. Our ability to obtain favorable prices for our infrastructure construction services is dependent on the relevant regulators taking action and raising pricing reference in line with increases in costs and upgrades in technical specifications. Any downward adjustment in reference prices or failure to increase them sufficiently to offset rising raw material, labor or other costs, particularly as the technical specifications for projects increase, could reduce our margins and have a material and adverse effect on our financial condition and results of operations. For example, the pricing reference for the construction of PD railway lines was temporarily established on the base of pricing reference for the construction of ordinary lines. Partly as the result of this factor, our gross margins for railway construction decreased from 8.2% for the year ended 31 December 2005 to 6.3% for the year ended 31 December 2006. As our largest customer and primary regulator to our railway construction projects, the MOR has significant bargaining power with regard to contract value and other aspects of the projects we undertake for it. We believe that, as deregulation continues and the industry is opened to an increasing number of participants, pricing will ultimately become more market-driven, enabling us to secure higher margins more consistently. However, we can give no assurance that this trend will actually result in more favorable pricing for us or that the resulting increased competition will not have a negative impact on our revenue.

Cost of raw materials and employee benefits

The cost of raw materials and consumables and employee benefits constitutes a significant part of the aggregate of our total cost of sales.

Our operations require various types of raw materials and consumables, including steel, cement, explosives, waterproofing materials, the costs of construction materials, non-ferrous metals, admixtures and track materials. These raw materials are commodities, and their availability and prices depend on local and global market conditions.

The prices of our raw materials are subject to fluctuations. After the signing of a contract, we generally require 12 months or more to complete a majority of our large-scale projects. Accordingly, prices of key raw materials at the time of entering into the contracts may not reflect the prices that we will eventually pay during the execution of our projects. Our ability to pass on increases in the purchase price of raw materials may be limited in the case of fixed-price or fixed unit price contracts or contracts with limited price escalation provisions. Under fixed price contracts, we commit to provide all of the resources required to complete a project for a fixed sum or at fixed unit prices. Under contracts with limited price escalation provisions, we are obligated to bear at least a portion of the increase in the purchase price of key raw materials, principally steel.

Our operations are also dependent on the availability of skilled labor at acceptable prices. Employee benefits comprise all expenses attributable to our employees (both production-related and those involved in selling and distribution as well as administrative activities), which include salaries, allowance and bonuses. We have recently rationalized the work force of some of our subsidiaries. The related termination and early retirement costs are included in our employee benefits.

The actual expenses we incur in executing a fixed-price contract may vary substantially from the expense assumptions underlying our bid for several reasons, including unanticipated increases in the cost of raw materials, labor and other inputs, unforeseen construction conditions, including a customer's inability to obtain the requisite environmental and other approvals, delays caused by local weather conditions and the failure of suppliers or subcontractors to perform. Unanticipated increases in the price of raw materials or the cost of labor not taken into account in our original bid or delays in performing parts of the contract could

increase the costs of performing other parts of the relevant contract and thus result in compounding effects. These variations, as well as the risks which are generally inherent in the construction industry, may cause our actual profits to be different from our original estimates and may lead to reduced profitability or losses on projects. See "Risk Factors — Risks relating to our business operations — Actual overall risks or costs of our contracts may exceed our initial evaluation and lead to cost overruns, resulting in a reduction in revenues, lower profitability or even losses on such contracts".

Subcontracting

Subcontracting costs, primarily from our construction operations and survey, design and consultancy operations, accounted for 10.8%, 8.6%, 7.4% and 7.5% of our cost of sales in the years ended 31 December 2004, 2005 and 2006 and in the eleven months ended 30 November 2007. We mainly use subcontractors to provide additional workforce for some of our construction projects that are labor intensive and do not require advanced technology. We carefully select subcontractors through a bidding process in accordance with the law in order to reduce our overall costs. We use a number of subcontractors but we are not obliged to use any one or more of them for our construction projects. As a result of our long-term relationships with our subcontractors, we are generally able to realize higher gross margins on projects on which we use such subcontractors due to the stable fees they charge. We intend to continue using subcontractors to meet the additional capacity required for the growth of our business.

Taxation

From 1 January 2008, the normal statutory PRC corporate income tax rate has been reduced from 33% to 25% of taxable income as determined in accordance with the relevant PRC Corporate Income Tax Law. We wrote off deferred tax asset amounting to RMB600.2 million to the consolidated income statement for the eleven months ended 30 November 2007 because of the newly approved PRC Corporate Income Tax Law. As a result, our tax expenses increased by 182.5% from RMB499.7 million in the eleven months ended 30 November 2006 to RMB1,411.6 million in the eleven months ended 30 November 2007. PRC national and local tax laws provide for a number of preferential tax treatments applicable to different enterprises. Certain of our subsidiaries are currently exempted or taxed at a preferential income tax rate of 15% available to high-technology businesses and businesses that participate in the PRC Government's development plan for the western part of China. Termination or revision of the various types of preferential tax treatment that certain of our subsidiaries, associates and jointly-controlled entities currently enjoy would have a negative impact on our results of operations and financial condition. In addition, we pay applicable local taxes with respect to our overseas operations and businesses.

We are also required to pay income tax and value added tax in certain foreign countries and territories where we conduct business. Although our overseas construction operations based on the new contract value and backlog of relevant projects have been increased substantially and may increase our tax expenditures associated with our overseas operations due to the expected increases of revenue generated from overseas operations in the coming years, we do not expect that our tax burden from the enlargement of overseas operations will increase materially because most of our new overseas construction contracts are obtained from the customers in the countries and territories where we did business in the Track Record Period. The principal overseas countries in which we did business include Nigeria, Uganda, Rwanda and Tanzania. Currently, the income tax rate for these countries is 30% whereas the value added tax rate is 17% in Uganda and Rwanda and 20% in Tanzania. We do not expect their tax rates will have material change. In addition, the average tax

rates in the countries and territories where we conduct business are generally similar to those of the domestic tax rates in the PRC.

Seasonality

We experience seasonality in our business, particularly in our construction business. We typically record higher revenues between July and December relative to revenues recorded between January and June. We attribute this seasonality to the effect that the winter months (generally from January to March) have on our construction operations in the north part of China and to the effect of the Chinese New Year and labor day holidays, during which some of our projects and construction are halted.

Finance costs

We finance a portion of our business operations and capital expenditures with short-term and long-term borrowings. Our borrowings incur interests. Our finance costs are accounted for based on the total interest less interest capitalized in construction in progress and construction contracts. The interest rate fluctuations and the balance of our total borrowings therefore will have an impact on our finance costs. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our finance costs were RMB416.2 million, RMB782.8 million, RMB909.3 million, RMB826.7 million and RMB1,077.5 million, respectively. See "— Indebtedness".

Restructuring

Prior to the Restructuring, we did not exist as a separate legal entity. Our operations were conducted by CRCCG and its predecessors. As part of the Restructuring, CRCCG transferred to our Company as capital injection substantially all of the assets, liabilities and interests of its construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment and logistics operations. Because CRCCG controlled these operations prior to the Restructuring and continues to control us after the Restructuring, our historical consolidated financial information included in this Prospectus has been prepared as a combination of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to us have been stated at historical amounts in the consolidated financial statements. The consolidated financial information presents the results of our operations as if our operations had already been transferred to us from CRCCG as of 1 January 2004.

In addition, our consolidated financial statements also include assets, liabilities, and results of operations of certain of the businesses and assets historically associated with predecessor operations retained by CRCCG in the Restructuring, such as certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, and supplementary defined benefits of retirees. As at 31 December 2004, 2005, 2006 and 30 November 2007, the impact of these assets and liabilities on our historical consolidated financial position resulted in a reduction of net assets of RMB632.7 million, RMB651.4 million, RMB653.0 million, and RMBNil, respectively. (See Note 2 of the Accountants' Report included as Appendix I to this Prospectus). These assets and liabilities were retained by the CRCCG and would not be reflected in our consolidated financial statements after the incorporation of our Company. Furthermore, because of the asset restructuring and the related carve-out accounting, the consolidated financial statements account for the carve-out of the above upon incorporation of our Company as distributions to CRCCG that are not expected to be indicative of future practices or results.

Critical Accounting Policies and Estimates

The discussion and analysis of our results of operations and financial condition is based on our audited consolidated financial information, which have been prepared in accordance with IFRS. Our results of operations and financial condition are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial information. We base our assumptions and estimates on historical experience and on various other assumptions that we currently believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

Our management considers the following factors in reviewing our consolidated financial information:

- the selection of critical accounting policies; and
- the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our audited consolidated financial information. Our principal accounting policies are set forth in detail in Note 3 of "Appendix I — Accountants' Report" in this Prospectus. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our audited consolidated financial information.

Revenue recognition

The manner in which revenue is recognized involves estimates by management. As a general principle, we recognize revenue when it is probable that the economic benefits will flow to the Company and when the revenue can be measured reliably.

Construction contract revenue

Revenue from the construction contract is recognized under the percentage of completion method. When the contract has progressed to a stage where its profit can be reliably measured, its revenue is measured based on the stage of completion which is estimated by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimated total costs of the relevant contract.

If the outcome of a construction contract cannot be measured reliably, revenue is recognized only to the extent that the contract costs incurred is probable to be recoverable.

If it is probable that the expected construction contract revenue is less than expected contract costs, the expected loss is immediately recognized as an expense.

Rendering of survey, design and consultancy services

Revenue from the rendering of services is also recognized under the percentage of completion method similar to construction contract.

Sales of goods

Revenue from the sales of goods is recognized when all significant risks and rewards of ownership of goods have been transferred to the buyer and we do not have any continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold.

BT

Revenue recognition from BT projects is the same as construction contracts.

BOT and BOO

Revenue from toll revenue of BOT or BOO projects is based on the toll revenue received, net of any applicable revenue taxes.

Logistic services

Revenue from the provision of logistic services is recognized when the services are rendered.

Real estate development

Revenue from the sale of properties is recognized when the significant risks and rewards of ownership have been transferred to the buyer, which is when the construction work has been completed and the properties have been delivered to the buyer. Deposits and installments received in respect of properties sold prior to the date of revenue recognition are included in the balance sheet under current liabilities.

Contract work-in-progress

We value our contract work-in-progress at the cost of the work on a project that we have done, plus a proportion of the expected results upon completion of the project in proportion to the progress made and less progress billings and provisions. The cost relating to a project includes direct contract costs, comprising direct material costs, the costs of subcontracting, direct labor costs and an appropriate proportion of fixed and variable construction overheads. Provision will be made for foreseeable losses as soon as they are anticipated by management and will be deducted from the cost and charged to the income statement immediately as incurred.

When the costs incurred in the contract work for contracts in progress plus recognized profits less recognized losses exceed amounts invoiced, the surplus is recognized as the gross amount due from contract customers for contract work.

When the amounts invoiced exceed the costs incurred in the contract work for contracts in progress plus recognized profits less recognized losses, the surplus is recognized as the gross amount due to contract customers for contract work.

Depreciation and Amortization

The amount of depreciation and amortization expenses to be recorded on an asset is affected by a number of management's estimates, such as estimated useful life and residual value. If different judgments are used, material differences may result in the amount and timing of the depreciation or amortization charges related to the asset.

Property, plant and equipment

Depreciation expenses are calculated on a straight-line basis over their estimated useful lives. The useful life for each category of property, plant and equipment is established based on our experience with similar assets that are used in a similar way, our assessment of the use of the assets and anticipated technology evolution. The assumptions used in the determination of useful lives of property, plant and equipment are reviewed periodically. Fully depreciated assets are retained in the accounts without further depreciation until they are no longer in use.

Intangible assets and land use rights

Intangible assets, which include mainly computer software and concession assets, are amortized over their estimated useful lives on a straight-line basis. Their estimated useful lives are based on our assessment of the use and anticipated technology changes.

Land use rights are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms ranging from thirty to fifty years.

Carrying value of assets

We make judgments about the carrying values of assets based on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Whenever there is an event or change in circumstances indicating that the carrying amounts may not be recoverable, an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and value in use.

Trade and other receivables

We review our trade and other receivables to assess whether impairment conditions exist. In determining the provision for impairment of trade and other receivables, this estimate is based on the credit history of our customers and current market conditions. We usually determine the possibility of recovery in advance based on the size of the clients' operations, and the clients' credit rating in order to assess to quantify the losses. Evidence for determining impairment may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets of our Company. We use estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those of the receivables balances when scheduling their future cash flows.

Current income tax and deferred income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated income statement, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized.

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

Impairment of available-for-sale investments

Our Company determines that available-for-sale investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgment. In making this judgment, we evaluate, among other factors, the duration and the extent to which the fair value of an investment is below its cost. In addition, impairment may be appropriate when there is evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operating and financing cash flows.

Contingent liabilities arising from litigations and claims

We are involved in a number of litigations and claims in respect of certain construction work performed in the present and the past. Contingent liabilities arising from these litigations and claims have been assessed by management with reference to legal advice. Provisions on the possible obligations have been made based on management's best estimates and judgments.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Useful lives and residual values of items of property, plant and equipment

In determining the useful lives and residual values of items of property, plant and equipment, we periodically review the changes in market conditions, expected physical wear and tear, and the maintenance of the asset. The estimation of the useful life of the asset is based on our historical experience with similar assets that are used in a similar way. Depreciation amount will be adjusted if the estimated useful lives and/or the residual values of items of property, plant and equipment are different from previous estimation. Useful lives and residual values are reviewed, at each balance sheet date, based on changes in circumstances.

Current income tax and deferred income tax

We are subject to income taxes in numerous jurisdictions. Judgment is required in determining the provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts originally recorded, the differences will impact on the current income tax and deferred income tax provisions in the periods in which the differences arise.

Deferred tax assets relating to certain temporary differences and tax losses are recognized as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilized. The realization of the deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which will be recognized in the income statement for the period in which such a reversal takes place.

Percentage of completion of construction work

We recognize revenue according to the percentage of completion of individual contract of construction work, which requires estimation to be made by management. The stage of completion is estimated by reference to the actual costs incurred over the total budgeted costs, and the corresponding contract revenue is also estimated by management. Due to the nature of the activity undertaken in construction contracts, the date at which the activity is entered into and the date at which the activity is completed usually fall into different accounting periods. Hence, we review and revise the estimates of both contract revenue and contract costs in the budget prepared for each contract as the contract progresses. Where the actual contract revenue is less than expected or actual contract costs are more than expected, an impairment loss may arise.

Impairment of trade receivables

We maintain an allowance for estimated loss arising from the inability of our customers to make the required payments. We make our estimates based on the aging of our trade receivable balances, customers' creditworthiness, and historical write-off experience. If the financial condition of our customers will deteriorate such that the actual impairment loss might be higher than expected, we would be required to revise the basis for making the allowance and our future results would be affected.

Retirement benefits

We establish liabilities in connection with benefits paid to certain retired and early retired employees. The amounts of employee benefit expenses and liabilities are determined using actuarial valuations, which are calculated by independent valuation professionals who will conduct annual assessment of the actuarial position of our retirement plans. These actuarial valuations involve making assumptions on discount rates, expected rates of return on assets, pension benefit inflation rates, medical benefit inflation rates, and other factors. Due to the long term nature of these plans, such estimates are subject to significant uncertainty.

Actual results that differ from the assumptions are recognized immediately and therefore, affect recognized expenses in the period in which such differences arise. While management believes that its assumptions are appropriate, differences in actual experience or changes in assumptions may affect the expenses related to the employee retirement benefit obligations.

Description of Selected Components of Results of Operations

Revenue

We generate all of our revenue from construction, survey, design and consultancy, manufacturing and other operations and services (including real estate development, and logistics operations). The following table

sets forth our revenue from operations before inter-segment elimination in terms of contribution by business and as a percentage of our total revenue before elimination of inter-segment sales for the periods indicated:

	For the year ended 31 December						Eleven months ended 30 November			
	2004		2005		2006		2006		2007	
	(audited) (RMB million)	%	(audited) (RMB million)	%	(audited) (RMB million)	%	(unaudited) (RMB million)	%	(audited) (RMB million)	%
Revenue										
Construction operations[1]	80,565.8	93.1	104,133.7	93.6	146,359.7	94.7	131,658.1	94.7	139,184.6	93.9
Survey, design and consultancy operations	2,345.6	2.7	2,909.3	2.6	3,348.5	2.2	2,995.8	2.2	2,748.7	1.9
Manufacturing operations	1,362.5	1.6	1,388.3	1.2	1,355.2	0.9	1,237.4	0.9	1,633.8	1.1
Other operations[2]	2,217.2	2.6	2,872.5	2.6	3,553.9	2.3	3,152.8	2.3	4,625.0	3.1
Subtotal	**86,491.1**	**100.0**	**111,303.7**	**100.0**	**154,617.3**	**100.0**	**139,044.1**	**100.0**	**148,192.2**	**100.0**
Elimination............	(303.6)		(509.0)		(1,008.3)		(760.4)		(1,525.2)	
Total	**86,187.5**		**110,794.7**		**153,609.0**		**138,283.7**		**146,667.0**	

(1) Includes construction revenue from the BT and BOT projects as part of our capital investment operations. For the year ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, we generated construction revenue from BT and BOT projects of RMB185.9 million, RMB2,135.8 million, RMB1,604.6 million, RMB1,451.5 million and RMB1,434.8 million, respectively.

(2) Includes revenues generated from real estate development, logistic services and other businesses excluding construction revenue from the BT and BOT projects as part of our capital investment operations.

We derived the majority of our revenue from our construction operations, historically and currently our largest revenue contributing segment. We recognize revenue from our construction operations under the percentage of completion method. Currently, we conduct most of our construction operations through project management contracting, or PMC. Under engineering, procurement and construction management, or EPC, projects, part of our construction revenues consists of service fees for survey, design and consultancy services provided by and payable to our survey, design and consultancy operations, and therefore is subject to inter-segment eliminations. During the Track Record Period, we also generated a limited amount of revenue in our construction operations from the construction projects that we engage by way of BOT and BT. For the years ended 31 December 2004, 2005, 2006 and the eleven months ended 30 November 2007, the construction revenue we generated from the BT and BOT projects amounted to RMB185.9 million, RMB2,135.8 million, RMB1,604.6 million and RMB1,434.8 million, respectively.

We also generated revenue during the Track Record Period from the provision of survey, design and consultancy services for major domestic infrastructure construction projects. The customers of our survey, design and consultancy operations pay service fees for the services we provide. Under engineering, procurement and construction management, or EPC, projects, part of our service fees for survey, design and consultancy services will be included in the total construction amount, and therefore subject to inter-segment eliminations.

Revenue from our manufacturing operations mainly includes sales of machinery and equipment manufactured by our subsidiary, Kunming Zhong-Tie, and service fees for installation of machinery and equipment. In addition, we derive revenue from the provision of maintenance services for our maintenance machinery and equipment. Part of our revenues are derived from sales of large track maintenance machinery and equipment to our construction operations, and therefore subject to inter-segment eliminations.

We also receive revenue from other businesses, specifically, from the development and sale of real estate and the provision of logistics services. In addition, we generated toll revenue from our BOT projects of RMB17.1 million, RMB19.4 million and RMB17.5 million for the years ended 31 December 2005 and 2006 and the eleven months ended 30 November 2007, respectively.

For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, inter-segment sales revenue amounted to RMB303.6 million, RMB509.0 million, RMB1,008.3 million, RMB760.4 million and RMB1,525.2 million, respectively, representing 0.4%, 0.5%, 0.7%, 0.6% and 1.1%, respectively, of our total revenue including external and inter-segment sales. Our inter-segment sales revenue was mainly derived from (i) the survey, design and consultancy services provided by our survey, design and consultancy operations to our construction operations; and (ii) sales of large track maintenance machinery by our manufacturing operations to our construction operations.

Cost of sales

Our cost of sales primarily include material costs, labor costs, machinery usage costs, subcontracting costs and other costs. The following table breaks down our cost of sales for the periods indicated:

	Year ended 31 December						Eleven months ended 30 November			
	2004		2005		2006		2006		2007	
	(audited) (RMB million)	%	(audited) (RMB million)	%	(audited) (RMB million)	%	(unaudited) (RMB million)	%	(audited) (RMB million)	%
Cost of sales										
Material costs	38,637.3	48.4	50,246.0	48.8	72,845.2	50.6	65,581.3	50.6	71,068.5	51.9
Labor costs	12,748.4	16.0	15,442.9	15.0	22,517.0	15.6	19,442.0	15.0	22,544.8	16.5
Machinery usage costs	11,359.4	14.2	14,991.1	14.6	20,788.2	14.4	18,890.4	14.6	20,079.4	14.7
Subcontracting costs	8,612.8	10.8	8,852.7	8.6	10,707.8	7.4	9,539.3	7.4	10,258.7	7.5
Other costs	8,444.7	10.6	13,337.1	13.0	17,154.8	11.9	16,229.1	12.5	12,983.0	9.5
Total cost of sales	**79,802.6**	100.0	**102,869.8**	100.0	**144,013.0**	100.0	**129,682.1**	100.0	**136,934.5**	100.0

Costs for the purchase of raw materials, which constitute the main component of our cost of sales, were RMB38,637.3 million, RMB50,246.0 million, RMB72,845.2 million, RMB65,581.3 million and RMB71,068.5 million, respectively, representing 48.4%, 48.8%, 50.6%, 50.6% and 51.9%, respectively of our total cost of sales for each of the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007. Raw materials used in our construction operations mainly include steel, cement, explosives, waterproofing materials, construction materials, non-ferrous metals, admixtures and track materials. Raw materials used in our manufacturing operations mainly include steel and electronic components. The increase in our cost of raw materials was a result of the increase in our business scale and the fluctuation in unit prices of raw materials in recent years.

Labor costs were a significant component of our cost of sales during the Track Record Period. Labor costs amounted to RMB12,748.4 million, RMB15,442.9 million, RMB22,517.0 million, RMB19,442.0 million and RMB22,544.8 million, respectively, representing 16.0%, 15.0%, 15.6%, 15.0% and 16.5%, respectively of our total cost of sales for each of the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007. They consisted mainly of compensation costs for our employees directly involved in producing goods and providing services, and costs for hiring temporary workforce in our construction operations and other operations. However, our labor costs have decreased as a percentage of our total cost of sales from 16.0% in the year ended 31 December 2004 to 15.0% in the year ended 31 December 2005 due to our efforts in rationalizing our management structure. Our labor costs have increased slightly as a percentage of our total cost of sales from 15.0% in the year ended 31 December 2005 to 15.6% in the year ended 31 December 2006, primarily as a result of the increase in salaries. For the same reason, our labor costs have raised slightly as a percentage of our total costs of sales from 15.0% in the eleven months ended 30 November 2006 to 16.5% in the eleven months ended 30 November 2007.

Machinery usage costs were a large component of our cost of sales during the Track Record Period, representing 14.2%, 14.6%, 14.4%, 14.6% and 14.7%, respectively of our total cost of sales for each of the years

ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007. Machinery usage costs mainly comprise depreciation costs and costs for renting or leasing machinery and equipment for our construction operations.

Subcontracting costs also contributes to our cost of sales during the Track Record Period. In the year ended 31 December 2004, 2005 and 2006, and the eleven months ended 30 November 2006 and 2007, our subcontracting costs amounted to RMB8,612.8 million, RMB8,852.7 million, RMB10,707.8 million, RMB9,539.3 million and RMB10,258.7 million, representing 10.8%, 8.6%, 7.4%, 7.4% and 7.5% of our total cost of sales respectively. The decrease in the subcontracting costs as a percentage of our cost of sales from the year ended 31 December 2004 to the year ended 31 December 2006 was primarily due to increased reliance on our internal resources in construction projects in order to ensure high quality in these projects. In the eleven months ended 30 November 2006 and 2007, our subcontracting costs represented 7.4% and 7.5% of our total costs of sales, the relatively stable status was mainly due to our consistent control on subcontracting our projects to monitor the quality of projects closely. We incurred subcontracting costs for our construction operations and our survey, design and consultancy operations.

Our cost of sales on a consolidated basis is presented after elimination of inter-segment transactions. As a result, only the cost of sales incurred from purchases of goods or services from external suppliers is accounted for as cost in our consolidated results of operations.

Other income and gains, net

The primary source of our net other income and gains includes government grants, gains on disposal of items of property, plant and equipment, and net fair value gains on financial assets and available-for-sale investments. In 2003, the MOR assigned to us certain construction enterprises that did not have sufficient equipment. We received a one-off government grant in 2005 from the MOR to procure the necessary machinery and equipment for these construction enterprises. The subsidies are recognized as our income over the expected useful life of the relevant machinery and equipment. In 2005, our net other income and gains also included net foreign exchange gains in the amount of RMB87.4 million.

For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our other income and gains net of other expenses and losses were RMB125.2 million, RMB202.8 million, RMB185.9 million, RMB133.1 million and RMB549.7 million, respectively. On 11 November 2007, we entered into an agreement for the disposal of our wholly-owned indirect subsidiary, China Railway Energy Investment Co., Ltd., to an independent third party for a consideration of RMB435.9 million. The principal activity of China Railway Energy Investment Co., Ltd. is investment holding in an entity engaging in investment and construction of water conservancy and hydropower facilities in Sichuan province. From this transaction, we realized a significant gain of RMB315.8 million.

The following table sets forth the break down of our other income and gains, net, for the periods indicated:

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Government grants:					
— Recognition of deferred revenue	2.1	3.1	7.1	6.9	16.5
— Others	13.7	9.5	5.6	3.5	19.5
Gain on disposal of property, plant and equipment, net	12.9	14.3	—	—	0.9
Gain on disposal of a subsidiary	—	—	—	—	315.8
Fair value gains, net, on financial assets at fair value through profit or loss	—	11.5	51.4	38.3	84.5
Gain on disposal of available-for-sale investments	15.4	—	6.1	1.7	9.1
Foreign exchange differences, net	—	87.4	—	—	—
Others	81.1	77.1	115.7	82.7	103.5
Total	**125.2**	**202.8**	**185.9**	**133.1**	**549.7**

Selling and distribution costs

Our selling and distribution costs primarily consist of employee wages, salaries and allowances, transportation costs, traveling expenses and entertainment expenses. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our selling and distribution costs were RMB760.9 million, RMB926.9 million, RMB893.1 million, RMB812.1 million and RMB582.5 million, respectively.

The following table sets forth the break down of our selling and distribution costs for the periods indicated:

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Salaries, welfare and social security costs	121.5	157.9	181.8	148.5	156.2
Entertainment expenses	67.5	68.4	71.5	69.4	24.4
Transportation costs	66.7	65.5	55.2	51.2	57.9
Office expenses	30.7	44.8	54.3	50.3	26.8
Energy expenses	10.0	12.2	12.8	11.6	11.1
Repair and maintenance expenses	21.9	60.0	37.7	35.5	32.1
Traveling expenses	53.2	69.1	83.6	79.1	43.3
Advertising expenses	7.7	9.8	12.8	11.7	18.3
Others	381.7	439.2	383.4	354.8	212.4
Total	**760.9**	**926.9**	**893.1**	**812.1**	**582.5**

Administrative expenses

Our administrative expenses include employee benefits for administrative staff, depreciation and amortization of administration related assets, research and development expenses, and traveling expenses. The

largest component of our administrative expenses is employee benefits, which include salaries, bonuses and contributions. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our administrative expenses were RMB4,661.2 million, RMB5,251.7 million, RMB6,002.1 million, RMB5,458.5 million and RMB5,529.9 million, respectively.

The following table sets forth the break down of our administrative expenses costs for the periods indicated:

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Salaries and welfare and social securities costs...	2,136.9	2,557.5	2,737.0	2,375.9	2,692.2
Depreciation of fixed assets	437.6	420.6	480.5	422.9	403.8
Traveling expenses	258.4	279.7	362.9	339.5	378.5
Entertainment expenses	300.7	295.0	363.1	351.7	499.0
Office expenses	194.9	217.5	277.4	264.8	278.7
Labor insurance/safety expenses	318.8	363.4	361.7	337.0	86.9
Others	1,013.9	1,118.0	1,419.5	1,366.7	1,190.8
Total	**4,661.2**	**5,251.7**	**6,002.1**	**5,458.5**	**5,529.9**

Other expenses

Other expenses primarily consist of provisions for foreseeable losses on construction contracts, net foreign exchange difference, and write-down of inventories to net realizable value. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our other expenses amounted to RMB630.6 million, RMB674.2 million, RMB448.3 million, RMB420.2 million and RMB228.3 million, respectively.

The following table sets forth the break down of our other expenses for the periods indicated:

	Year ended 31 December			Eleven months ended 30 November	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Foreign exchange difference, net	21.6	—	58.5	49.4	82.9
Impairment losses recognized/(reversed)	(18.3)	141.2	229.1	223.8	10.2
Write-down of inventories to net realizable value	1.7	8.4	22.8	18.6	0.2
Provision for foreseeable losses on construction contracts	606.8	513.1	133.2	123.8	134.9
Fair value losses, net, on financial assets at fair value	17.3	—	—	—	—
Loss on disposal of available-for-sale investments	—	6.0	—	—	—
Others	1.6	5.5	4.7	4.7	—
Total	**630.6**	**674.2**	**448.3**	**420.2**	**228.3**

Finance revenue

Our finance revenue mainly consists of bank interest income. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our finance revenue was

RMB280.7 million, RMB384.0 million, RMB546.6 million, RMB493.7 million and RMB537.8 million, respectively.

Finance costs

Our finance costs consist of financing payments on interests on bank loans, other loans, finance leases and discounted bills less the interests capitalized in construction in progress and construction contracts. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our finance costs amounted to RMB416.2 million, RMB782.8 million, RMB909.3 million, RMB826.7 million and RMB1,077.5 million, respectively. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, the average interest rate of our interest-bearing loans and other borrowings was 4.86%, 6.70%, 6.17%, 5.93% and 6.58%, respectively.

Share of profits of jointly-controlled entities and associates

Our share of profits of jointly-controlled entities and associates is the profits attributable to us from our jointly-controlled entities and associates, net of the losses attributable to us from our jointly-controlled entities and associates, pursuant to our equity interests in such jointly-controlled entities and associates. A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity. Associates are entities, not being subsidiaries or jointly-controlled entity, in which we have a long term interest of generally no less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Interests in jointly-controlled entities are accounted for under the equity method of accounting, less any impairment losses, while investments in jointly-controlled entities and associates are accounted for under the equity method of accounting and are initially recognized at cost.

For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, our share of profits of jointly-controlled entities and associates was RMB50.0 million, RMB59.2 million, RMB22.6 million, RMB22.1 million and RMB15.1 million, respectively.

Tax

For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, we had income taxes of RMB179.3 million, RMB409.5 million, RMB596.3 million, RMB499.7 million and RMB1,411.6 million, respectively. Our effective tax rates were 48.2%, 43.8%, 28.4%, 28.8% and 41.3%, respectively.

Certain of our subsidiaries are currently exempted or taxed at a preferential income tax rate of 15% available to high-technology businesses and businesses that participate in the PRC Government's development plan for the western part of China.

The table below sets out the corporate income tax rates of certain of our subsidiaries which were entitled to preferential tax treatments in the periods indicated:

	2004	2005	2006	2007	2008
			%		
China Railway 11th Bureau Group Co., Ltd.	15	15	15	15	25
China Railway 17th Bureau Group Co., Ltd.	15	15	15	15	25
China Railway 20th Bureau Group Co., Ltd.	15	15	15	15	15
China Railway First Survey and Design Institute	15	15	15	15	15
China Railway Fifth Survey and Design Institute	—	—	—	—	25
Kunming Zhong-Tie	15	15	15	15	15

Certain of our expenses are not deductible for tax purposes and include employee compensation costs exceeding certain limits and certain costs on construction contracts, not tax deductible at the time of recognition according to tax bureau policies. For the years ended 31 December 2004, 2005, 2006 and the eleven months ended 30 November 2006 and 2007, we had expenses not deductible for tax purposes of RMB277.3 million, RMB244.5 million, RMB137.4 million, RMB112.9 million and RMB63.3 million. Moreover, certain of our income is not subject to taxation, including the profit generated from the Qinghai-Tibet Railway project and interest income from treasury bond investments. For the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, we had non-taxable income of RMB200.6 million, RMB145.3 million, RMB234.9 million, RMB186.0 million and RMB98.8 million.

We expect our effective income tax rate will continue to fluctuate and deviate from the statutory rate due to a combination of factors including preferential tax treatments and tax holidays that our subsidiaries enjoy, increases and decreases in expenses not deductible for and income not subject to taxation.

Minority interests

Minority interests represent the interests of outside shareholders not held by our Company in the results and net assets of our subsidiaries, and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from parent shareholder's equity. In the years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006, our profit attributable to minority interests amounted to RMB89.7 million, RMB176.5 million, RMB289.0 million, RMB225.7 million, respectively. As part of the Restructuring, we acquired the equity interest in each of our entities which were previously held by the Employee Share Ownership Committees. In the eleven months ended 30 November 2007, the loss attributable to minority interests amounted to RMB3.2 million.

Consolidated Results of Operations

The following table sets forth, for the periods indicated, information relating to certain income and expense items from our consolidated income statement:

	Year ended 31 December						Eleven months ended 30 November			
	2004		2005		2006		2006		2007	
	(audited)		(audited)		(audited)		(unaudited)		(audited)	
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)
IFRS										
Revenue	86,187.5	100.0	110,794.7	100.0	153,609.0	100.0	138,283.7	100	146,667.0	100.0
Cost of sales	(79,802.6)	(92.6)	(102,869.8)	(92.8)	(144,013.0)	(93.8)	(129,682.1)	(93.8)	(136,934.5)	(93.4)
Gross profit	6,384.9	7.4	7,924.9	7.2	9,596.0	6.2	8,601.5	6.2	9,732.5	6.6
Other income and gains, net	125.2	0.1	202.8	0.2	185.9	0.1	133.1	0.1	549.7[1]	0.4
Selling and distribution costs	(760.9)	(0.9)	(926.9)	(0.8)	(893.1)	(0.6)	(812.1)	(0.6)	(582.5)	(0.4)
Administrative expenses	(4,661.2)	(5.4)	(5,251.7)	(4.7)	(6,002.1)	(3.9)	(5,458.5)	(3.9)	(5,529.9)	(3.8)
Other expenses	(630.6)	(0.7)	(674.2)	(0.6)	(448.3)	(0.3)	(420.2)	(0.3)	(228.3)	(0.2)
Profit from operations	457.4	0.5	1,274.9	1.2	2,438.3	1.6	2,043.9	1.5	3,941.6	2.7
Finance revenue	280.7	0.3	384.0	0.3	546.6	0.4	493.7	0.4	537.8	0.4
Finance costs	(416.2)	(0.5)	(782.8)	(0.7)	(909.3)	(0.6)	(826.7)	(0.6)	(1,077.5)	(0.7)
Share of profits and losses of:										
Jointly-controlled entities	49.6	0.1	34.1	0.0	25.5	0.0	23.0	0.0	12.9	0.0
Associates	0.4	0.0	25.1	0.0	(2.9)	(0.0)	(0.9)	(0.0)	2.3	0.0
Profit before tax	371.9	0.4	935.4	0.8	2,098.2	1.4	1,733.0	1.3	3,417.0	2.3
Tax	(179.3)	(0.2)	(409.5)	(0.4)	(596.3)	(0.4)	(499.7)	(0.4)	(1,411.6)[2]	(1.0)
Profit for the year/period	192.6	0.2	525.9	0.5	1,502.0	1.0	1,233.4	0.9	2,005.5	1.4
Attributable to:										
Equity holder of the Company	102.9	0.1	349.3	0.3	1,213.0	0.8	1,007.7	0.7	2,008.7	1.4
Minority interests	89.7	0.1	176.5	0.2	289.0	0.2	225.7	0.2	(3.2)	(0.0)

(1) Includes a significant gain on disposal of a subsidiary of RMB315.8 million.

(2) Includes the write-off of net deferred tax assets of RMB600.2 million as a result of reduction of income tax rate from 33% to 25% effective on 1 January 2008 according to the PRC Corporate Income Tax Law, which caused a RMB600.2 million decrease in the net profit for the eleven months ended 30 November 2007.

Eleven months ended 30 November 2007 compared with eleven months ended 30 November 2006

Overview of our operating results

For the eleven months ended 30 November 2007, our operating profit increased substantially by RMB1,897.7 million from RMB2,043.9 million for the eleven months ended 30 November 2006 to RMB3,941.6 million. The following table sets forth the revenue, gross profit, gross profit margin, operating profit, and operating profit margin for the periods indicated:

	Revenue		Gross profit		Gross margin		Operating profit		Operating profit margin	
	Eleven months ended 30 November		Eleven months ended 30 November		Eleven months ended 30 November		Eleven months ended 30 November		Eleven months ended 30 November	
	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
	(unaudited)	(audited)	(unaudited)	(audited)	(unaudited)	(audited)	(unaudited)	(audited)	(unaudited)	(audited)
	(RMB million)		(RMB million)		(%)		(RMB million)		(%)	
Construction	131,658.1	139,184.6	7,353.0	8,290.6	5.6	6.0	1,731.8	3,421.3	1.3	2.5
Survey, design and consultancy	2,995.8	2,748.7	572.3	650.1	19.1	23.7	73.2	195.1	2.4	7.1
Manufacturing	1,237.4	1,633.8	206.3	252.3	16.7	15.4	12.9	82.0	1.0	5.0
Other	3,152.8	4,625.0	470.0	539.5	14.9	11.7	226.0	243.2	7.2	5.3
Subtotal ...	139,044.1	148,192.2	8,601.5	9,732.5	6.2	6.6	2,043.9	3,941.6	1.5	2.7
Inter-segment elimination	(760.4)	(1,525.2)	—	—	—	—	—	—	—	—
Total	**138,283.7**	**146,667.0**	**8,601.5**	**9,732.5**	**6.2**	**6.6**	**2,043.9**	**3,941.6**	**1.5**	**2.7**

Our total revenue after elimination of inter-segment sales increased by 6.1%, from RMB138,283.7 million in the eleven months ended 30 November 2006 to RMB146,667.0 million in the eleven months ended 30 November 2007. This increase was mainly attributable to an increase of RMB7,298.4 million in revenue from our construction operations, a decrease of RMB395.9 million in revenue from our survey, design and consultancy operations, an increase of RMB31.4 million in revenue from our manufacturing operations and an increase of RMB1,449.4 million in revenue from our other operations.

Our cost of sales after elimination of inter-segment sales increased by 5.6% from RMB129,682.1 million in the eleven months ended 30 November 2006 to RMB136,934.5 million in the eleven months ended 30 November 2007. The increase was generally consistent with the increase in our total revenue during the same period and was primarily due to the increase of RMB5,487.2 million in material costs, RMB3,102.8 million in direct labor costs, RMB1,189.0 million in machinery usage costs and RMB719.4 million in subcontracting costs, was partially offset by the decrease of RMB3,246.1 million in other expenses. The increase in materials costs for our construction operations was also attributable to the increase in the average purchase price of key raw materials, including steel, cement, explosives, waterproofing materials, admixtures and track materials. The increase in materials costs in our manufacturing operations was attributable to the increase in average purchase price of key raw materials such as steel, electro-mechanical equipment and non-ferrous metals. The increase in labor costs for our operations was mainly caused by the increase in construction operations in the eleven months ended 30 November 2007. Increases in average wages for our construction workers in the eleven months ended 30 November 2007 also contributed to the increases in our labor costs. The increase in machinery usage costs was mainly due to the increase of scale of our construction operations.

As a result of the foregoing, our gross profit increased by 13.1% from RMB8,601.5 million in the eleven months ended 30 November 2006 to RMB9,732.5 million in the eleven months ended 30 November 2007. Our gross profit margin also increased from 6.2% in eleven months ended 30 November 2006 to 6.6% for the

eleven months ended 30 November 2007. Increase of the gross profit margin were mainly due to the increase of our business scale and our efforts in controlling costs.

Our other net income and gains increased by 313.0% from RMB133.1 million in the eleven months ended 30 November 2006 to RMB549.7 million in the eleven months ended 30 November 2007. The increase was mainly attributed to an income generated from disposal of a subsidiary, China Railway Energy Investment Co., Ltd., during the eleven months ended 30 November 2007. On 11 November 2007, we entered into an agreement for the disposal of our wholly-owned indirect subsidiary, China Railway Energy Investment Co., Ltd., to an independent third party for a consideration of RMB435.9 million. The principal activity of China Railway Energy Investment Co., Ltd. is investment holding in an entity engaging in investment and construction of water conservancy and hydropower facilities in Sichuan province. From this transaction, we realized a significant gain of RMB315.8 million.

Our selling and distribution costs decreased by 28.3% from RMB812.1 million in the eleven months ended 30 November 2006 to RMB582.5 million in the eleven months ended 30 November 2007. The decrease in selling and distribution costs was mainly attributable to our implementation of flat management system, which improved the selling and distribution efficiency.

Our administrative expenses increased by 1.3% from RMB5,458.5 million in the eleven months ended 30 November 2006 to RMB5,529.9 million in the eleven months ended 30 November 2007. The increase in administrative expenses was primarily due to an increase in the salaries of our staff due to the expansion of our business during the respective period. However, administrative expenses as a percentage of revenue decreased from 3.9% in the year ended 31 December eleven months ended 30 November 2006 to 3.8% in the eleven months ended 30 November 2007 due to our efforts to control costs and enhance our management efficiency.

Our other expenses decreased by 45.7% from RMB420.2 million in the eleven months ended 30 November 2006 to RMB228.3 million in the eleven months ended 30 November 2007.

Our operating profit representing the sum of gross profit and other income, less selling, general, administrative and other expenses increased by RMB1,897.7 million, or 92.8%, from RMB2,043.9 million for the eleven months ended 30 November 2006 to RMB3,941.6 million for the eleven months ended 30 November 2007. At the same time, our operating profit margin increased from 1.5% to 2.7%.

Discussion of our operating results by segment

Construction operations

The principal profit and loss information for our construction operations before elimination of inter-segment sales is as follows:

	Eleven months ended 30 November	
	2006	2007
	(unaudited)	(audited)
	(RMB million)	
Segment revenue	131,658.1	139,184.6
Inter-segment sales	22.3	250.2
Revenue from external sales	131,635.9	138,934.3
Revenue by type of projects		
Railway	58,477.0	62,497.9
Highway	50,991.4	47,669.8
Metropolitan railway	3,626.2	4,424.9
Water conservancy and hydropower facility	4,410.8	5,448.3
Others	14,152.7	19,143.8
Cost of sales	(124,305.1)	(130,894.0)
Railway	(54,713.2)	(58,556.9)
Highway	(48,717.2)	(45,206.4)
Metropolitan railway	(3,357.4)	(4,124.4)
Water conservancy and hydropower facility	(4,105.0)	(4,974.6)
Others	(13,412.4)	(18,031.7)
Gross profit	7,353.0	8,290.6
Selling and distribution costs	(661.4)	(410.8)
Administrative expenses	(4,743.5)	(4,859.4)
Other expenses, net of other income and gains	(216.3)	400.8
Segment results	1,731.8	3,421.3

Segment revenue. Our segment revenue before elimination of inter-segment sales from our construction operations increased by 5.7%, or RMB7,526.5 million, from RMB131,658.1 million in the eleven months ended 30 November 2006 to RMB139,184.6 million in the eleven months ended 30 November 2007. The increase was mainly due to the increases in the revenues generated from railway projects.

Revenue generated from the construction of railways increased by RMB4,020.9 million, or 6.9%, in the eleven months ended 30 November 2007 compared to the eleven months ended 30 November 2006, mainly due to the increase in the projects we undertook during the Eleventh Five-Year Plan period (2006-2010).

Revenue generated from the construction of highways decreased by RMB3,321.6 million, or 6.5%, in the eleven months ended 30 November 2007 compared to the eleven months ended 30 November 2006. The decrease was mainly because we invested more resources to those projects with higher profit margin, including railway projects and metropolitan railway projects.

Inter-segment sales generated from our construction operations was RMB22.3 million and RMB250.2 million in the eleven months ended 30 November 2006 and 2007, respectively, mainly from the provision of construction services to our real estate development operations.

As a result, total segment revenue generated from external sales after elimination of inter-segment sales from our construction operations was RMB131,635.9 million in the eleven months ended 30 November 2006 and RMB138,934.3 million in the eleven months ended 30 November 2007.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our construction operations increased by 5.3% from RMB124,305.1 million in the eleven months ended 30 November 2006 to RMB130,894.0 million in the eleven months ended 30 November 2007, mainly due to the increases in the cost of sales incurred from railway projects, partially offset by the decreases in the cost of sales incurred from the highway projects.

Cost of sales incurred from the construction of railways increased by RMB3,843.7 million, or 7.0%, in the eleven months ended 30 November 2007 compared to the eleven months ended 30 November 2006, mainly due to the increase in railway projects that we commenced in the eleven months ended 30 November 2007. In addition, increases in the average procurement price of raw materials such as steel and the depreciation expenses of the equipment for the construction of passenger railway lines also contributed to the increases in our cost of sales.

Cost of sales incurred from the construction of highways decreased by RMB3,510.8 million, or 7.2%, in the eleven months ended 30 November 2007 compared to the eleven months ended 30 November 2006. The decrease was mainly caused by the decrease of highway projects we undertook and corresponding decrease of costs.

Gross profit. Gross profit from our construction operations for the eleven months ended 30 November 2007 was RMB8,290.6 million, an increase of RMB937.6 million, or 12.8%, compared to RMB7,353.0 million for the eleven months ended 30 November 2006. However, gross margin from our construction operations increased from 5.6% for the eleven months ended 30 November 2006 to 6.0% for the eleven months ended 30 November 2007, primarily due to our strengthened cost control and better project management. The increase was also partially caused by the changes of our product mix, by which we undertook more projects with higher profit margin, such as metropolitan railway construction projects, in the eleven months ended 30 November 2007 compared with the comparable period in 2006.

Selling and distribution costs. Selling and distribution costs from our construction operations decreased by 37.9%, or RMB250.6 million, from RMB661.4 million for the eleven months ended 30 November 2006 to RMB410.8 million for the eleven months ended 30 November 2007, primarily due to our efforts to control costs.

Administrative expenses. Administrative expenses for our construction operations increased by 2.4% from RMB4,743.5 million for the eleven months ended 30 November 2006 to RMB4,859.4 million for the eleven months ended 30 November 2007. The increase was due to the growth in our business and the corresponding increase in costs. However, administrative expenses as a percentage of revenue from our construction operations decreased from 3.6% in the eleven months ended 30 November 2006 to 3.5% in the eleven months ended 30 November 2007 as a result of our implementation of flat management system and improvement of management efficiency.

Other expenses, net of other income and gains. Other expenses, net of other income and gains for our construction operations was recognized as a net loss of RMB216.3 million for the eleven months ended 30 November 2006 and was recognized as a net gain of RMB400.8 million for the eleven months ended 30 November 2007 as a result of a significant gain on disposal of a subsidiary of RMB315.8 million in 2007.

Segment results. Total operating profit for our construction operations increased by RMB1,689.5 million from RMB1,731.8 million in the eleven months ended 30 November 2006 to RMB3,421.3 million in the eleven months ended 30 November 2007. Operating profit margin for our construction operations increased from 1.3% for the eleven months ended 30 November 2006 to 2.5% for the

eleven months ended 30 November 2007 mainly due to our increase of business scale and successful efforts to control cost.

Survey, design and consultancy operations

The principal profit and loss information for our survey, design and consultancy operations before elimination of inter-segment sales is as follows:

	Eleven months ended 30 November	
	2006	2007
	(unaudited)	(audited)
	(RMB million)	
Segment revenue	2,995.8	2,748.7
Inter-segment sales	2.4	151.4
Revenue from external sales	2,993.3	2,597.4
Cost of sales	(2,423.5)	(2,098.7)
Gross profit	572.3	650.1
Selling and distribution costs	(91.3)	(64.9)
Administrative expenses	(389.0)	(337.7)
Other expenses, net of other income and gains	(18.7)	(52.4)
Segment results	73.2	195.1

Segment revenue. Our segment revenue before elimination of inter-segment sales from survey, design and consultancy operations decreased by 8.2% from RMB2,995.8 million in the eleven months ended 30 November 2006 to RMB2,748.7 million in the eleven months ended 30 November 2007. The decrease was primarily because many survey, design and consultancy projects in which we were involved in the eleven months ended 30 November 2007 were still at the early stages and we could not recognize the revenue of these projects yet.

Inter-segment sales revenue generated from our survey, design and consultancy operations was RMB151.4 million and RMB2.4 million in the eleven months ended 30 November 2007 and 2006, respectively. The increase of inter-segment sales was mainly due to our efforts to integrate our operations of different segments. The inter-segment sales in our survey, design and consultancy operations comprised the infrastructure construction survey and design services provided to our construction operations projects.

As a result, total revenue generated from external sales after elimination of inter-segment sales of our survey, design and consultancy operations was RMB2,993.3 million in the eleven months ended 30 November 2006 and RMB2,597.4 million in the eleven months ended 30 November 2007.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our survey, design and consultancy operations decreased by 13.4% from RMB2,423.5 million in the eleven months ended 30 November 2006 to RMB2,098.7 million in the eleven months ended 30 November 2007, primarily due to a decrease in the revenue recognized in the eleven months ended 30 November 2007. Our efforts to control costs also contributes to the decrease of total cost of sales in our survey, design and consultancy operations.

Gross profit. Gross profit from our survey, design and consultancy operations for the eleven months ended 30 November 2007 was RMB650.1 million, an increase of RMB77.8 million, or 13.6%, compared to RMB572.3 million for the eleven months ended 30 November 2006. Gross margin from the survey, design and consultancy operations increased from 19.1% for the eleven months ended 30 November 2006 to 23.7% for the eleven months ended 30 November 2007. The increase in our gross margin was mainly caused by the increase

in the proportion of revenue generated from metropolitan railway construction projects in the eleven months ended 30 November 2007, which have a relatively higher gross margin than those of our other projects.

Selling and distribution costs. Selling and distribution costs from our survey, design and consultancy operations decreased by 28.9%, or RMB26.4 million, from RMB91.3 million for the eleven months ended 30 November 2006 to RMB64.9 million for the eleven months ended 30 November 2007 due to our efforts to control costs.

Administrative expenses. Administrative expenses for our survey, design and consultancy operations decreased 13.2% from RMB389.0 million for the eleven months ended 30 November 2006 to RMB337.7 million for the eleven months ended 30 November 2007 mainly due to our efforts in streamlining management.

Other expenses, net of other income and gains. Other expense for our survey, design and consultancy operations increased 180.2% from RMB18.7 million for the eleven months ended 30 November 2006 to RMB52.4 million for the eleven months ended 30 November 2007.

Segment results. Operating profit for our survey, design and consultancy operations increased from RMB73.2 million in the eleven months ended 30 November 2006 to RMB195.1 million in the eleven months ended 30 November 2007. The operating profit margin for our survey, design and consultancy operations increased from 2.4% for the eleven months ended 30 November 2006 to 7.1% for the eleven months ended 30 November 2007, primarily due to the increase in the segment gross profit margin and a decrease in the administrative expenses, partially offset by an increase of other expense.

Manufacturing operations

The principal profit and loss information for our manufacturing operations before elimination of inter-segment sales is as follows:

	Eleven months ended 30 November	
	2006	2007
	(unaudited)	(audited)
	(RMB million)	
Segment revenue	1,237.4	1,633.8
Inter-segment sales	20.0	385.0
Revenue from external sales	1,217.4	1,248.8
Cost of sales	(1,031.1)	(1,381.5)
Gross profit	206.3	252.3
Selling and distribution costs	(14.9)	(14.1)
Administrative expenses	(141.8)	(138.0)
Other expenses, net of other income and gains	(36.7)	(18.3)
Segment results	12.9	82.0

Segment revenue. Segment revenue before elimination of inter-segment sales from manufacturing operations increased by 32.0% from RMB1,237.4 million for the eleven months ended 30 November 2006 to RMB1,633.8 million for the eleven months ended 30 November 2007. The substantial increase was mainly due to the substantial increases of sales of larger track maintenance machinery and equipment and railway track components.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our manufacturing operations increased by RMB350.4 million from RMB1,031.1 million to RMB1,381.5 million. The increase was primarily due to the increase of the scale of our manufacturing business.

Gross profit. Gross profit from our manufacturing operations for the eleven months ended 30 November 2007 was RMB252.3 million, an increase of RMB46.0 million, or 22.3%, compared to RMB206.3 million for the eleven months ended 30 November 2006. Gross margin from the manufacturing operations decreased from 16.7% for the eleven months ended 30 November 2006 to 15.4% for the eleven months ended 30 November 2007 due to increase of cost of raw materials.

Selling and distribution costs. Selling and distribution costs from our manufacturing operation decreased by 5.4% from RMB14.9 million for the eleven months ended 30 November 2006 to RMB14.1 million for the eleven months ended 30 November 2007, primarily due to our cost control efforts.

Administrative expenses. Administrative expenses for our manufacturing operations decreased by 2.7% from RMB141.8 million for the eleven months ended 30 November 2006 to RMB138.0 million for the eleven months ended 30 November 2007. The decrease was primarily due to our implementation of flat management system and improvement of management efficiency.

Other expenses, net of other income and gains. Our manufacturing operations had net other expenses of RMB36.7 million and RMB18.3 million for the eleven months ended 30 November 2006 and 2007, respectively.

Segment results. As a result of the foregoing reasons, operating profit for our manufacturing operations increased substantially from RMB12.9 million to RMB82.0 million. The operating profit margin for our manufacturing operations for the eleven months ended 30 November 2006 and 2007 was 1.0% and 5.0%, respectively. Our operating profit margin for our manufacturing operations in the eleven months ended 30 November 2006 was relatively low because during the period we recognized substantial foreign exchange loss.

Other businesses

The principal profit and loss information for our business operations other than construction, survey, design and consultancy and manufacturing operations before elimination of inter-segment sales are as follows:

	Eleven months ended 30 November	
	2006	2007
	(unaudited)	(audited)
	(RMB million)	
Segment revenue	3,152.8	4,625.0
Inter-segment sales	715.8	738.6
Revenue from external sales	2,437.0	3,886.4
Real estate development	472.6	636.4
Logistics	2,168.8	3,173.3
Others	511.5	815.4
Cost of sales	(2,682.8)	(4,085.6)
Real estate development	(348.7)	(465.7)
Logistics	(1,979.8)	(2,965.4)
Others	(354.3)	(654.5)
Gross profit	470.0	539.5
Selling and distribution costs	(44.4)	(92.7)
Administrative expenses	(184.2)	(194.9)
Other expenses, net of other income and gains	(15.4)	(8.7)
Segment results	226.0	243.2
Real estate development	55.6	35.3
Logistics and others	170.4	207.9

Segment revenue. Segment revenue derived from other operations mainly included income from the sales of real properties and provision of logistics services to external customers. Revenue before elimination of inter-segment sales of these businesses increased by 46.7% from RMB3,152.8 million for the eleven months ended 30 November 2006 to RMB4,625.0 million for the eleven months ended 30 November 2007.

In the eleven months ended 30 November 2007, we generated RMB636.4 million as revenue from the real estate development business, representing a 34.7% increase from RMB472.6 million in the eleven months ended 30 November 2006. The substantial increase in revenue was mainly due to the increase of sales and deliveries of real estate properties, as well as a general increase in property prices in the PRC.

In the eleven months ended 30 November 2007, we generated RMB3,988.7 million as revenue from the provision of logistics and other services, representing a 48.8% increase from RMB2,680.3 million in the eleven months ended 30 November 2006. The increase was mainly due to the expansion of the scale of our logistic services operations.

Inter-segment sales revenue generated from our other operations was RMB715.8 million and RMB738.6 million in the eleven months ended 30 November 2006 and 2007, respectively. The inter-segment sales in our other operations mainly comprised the logistic services of materials provided to our construction operations segment.

As a result, total revenue generated from external sales after elimination of inter-segment sales of our other operations was RMB2,437.0 million in the eleven months ended 30 November 2006 and RMB3,886.4 million in the eleven months ended 30 November 2007.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our other operations increased by 52.3% from RMB2,682.8 million in the eleven months ended 30 November 2006 to RMB4,085.6 million in the eleven months ended 30 November 2007. The increase was primarily due to an increase of RMB117.0 million in the cost for real estate development and a RMB1,285.8 million increase in the cost for logistic and other services, both due to the expansion of our operational scales.

Gross profit. Gross profit from our operations other than construction, survey, design and consultancy and manufacturing operations for the eleven months ended 30 November 2007 was RMB539.5 million, an increase of RMB69.5 million, or 14.8%, compared to RMB470.0 million for the eleven months ended 30 November 2006. Gross margin from other businesses within our operations decreased from 14.9% for the eleven months ended 30 November 2006 to 11.7% for the eleven months ended 30 November 2007, mainly due to the decreases in our gross margin from the other businesses in our other operations.

Gross profit from our real estate development operations increased from RMB123.8 million in the eleven months ended 30 November 2006 to RMB170.6 million in the eleven months ended 30 November 2007 due to the expansion of our real estate development operations. The gross margin also slightly increased from 26.2% to 26.8% due to the increase in property prices in the PRC.

Gross profit from our logistics and other services increased from RMB346.2 million in the eleven months ended 30 November 2006 to RMB368.8 million in the eleven months ended 30 November 2007 due to the increase of the scale of our logistics business.

Selling and distribution costs. Selling and distribution costs from our other operations increased from RMB44.4 million for the eleven months ended 30 November 2006 to RMB92.7 million for the eleven months ended 30 November 2007.

Selling and distribution costs from our real estate development business increased from RMB17.4 million for the eleven months ended 30 November 2006 to RMB64.7 million for the eleven months ended 30 November 2007, mainly due to the increases of expenses in sales and marketing activities for the real estate development business.

Administrative expenses. Administrative expenses for our other operations increased from RMB184.2 million for the eleven months ended 30 November 2006 to RMB194.9 million for the eleven months ended 30 November 2007. The increase was due to the growth of our business.

Administrative expense from our real estate development business for the eleven months ended 30 November 2007 was RMB53.2 million, representing an increase of RMB5.7 million, or 12.0%, compared to RMB47.5 million for the eleven months ended 30 November 2006. This increase was primarily due to the increase of our scale of operations.

Other expenses, net of other income and gains. In the eleven months ended 30 November 2006 and 2007, our other expenses for our other operations amounted to RMB15.4 million and RMB8.7 million, respectively.

Other expenses from our real estate development business for the eleven months ended 30 November 2007 was RMB17.4 million, representing an increase of RMB14.1 million, or 427.3%, compared to RMB3.3 million for the eleven months ended 30 November 2006.

Segment results. As a result of the foregoing reasons, total operating profit for our operations other than construction, survey, design and consultancy and manufacturing operations for the eleven months ended 30 November 2006 and 2007 was RMB226.0 million and RMB243.2 million, respectively. However, our

segment operating profit margin for the eleven months ended 30 November 2006 and 2007 was 7.2% and 5.3%, respectively.

Discussion of other results in the income statement

The following discussion relates to our business as a whole and is not specific to any individual business segment.

Finance revenue. Our finance revenue increased by 8.9% from RMB493.7 million in the eleven months ended 30 November 2006 to RMB537.8 million in the eleven months ended 30 November 2007. The increase was mainly due to the increase in our total bank deposits and the increase in interest rates during the eleven months ended 30 November 2007.

Finance costs. Our finance costs increased by 30.3% from RMB826.7 million in the eleven months ended 30 November 2006 to RMB1,077.5 million in the eleven months ended 30 November 2007, primarily due to the increase in interest on bank and other loans of RMB350.5 million, partially offset by the increase in capitalization of interest expenses to construction contracts of RMB99.7 million.

Share of profits of jointly-controlled entities and associates. Share of profits of jointly-controlled entities and associates decreased by RMB7.0 million, or 31.7%, from RMB22.1 million in the eleven months ended 30 November 2006 to RMB15.1 million in the eleven months ended 30 November 2007.

Tax. Our tax expenses increased by 182.5% from RMB499.7 million in the eleven months ended 30 November 2006 to RMB1,411.6 million in the eleven months ended 30 November 2007, primarily due to the write-off of deferred tax asset is amounting to RMB600.2 million to the income statement of our Company for the eleven months ended 30 November 2007 as a result of the newly approved PRC Corporate Income Tax Law resulting in a reduction of income tax rate from 33% to 25% effective on 1 January 2008. In addition to the above, the increase in income tax charge for the eleven months ended 30 November 2007 was partly due to the growth of operating results of our Company for the period in question.

Profit for the year. As a result of the foregoing, our profit for the eleven months ended 30 November 2007 increased by 62.6%, or RMB772.1 million, from RMB1,233.4 million in the eleven months ended 30 November 2006 to RMB2,005.5 million in the eleven months ended 30 November 2007.

Minority interests. As part of the Restructuring, we acquired the equity interest in each of our entities which were previously held by the Employee Share Ownership Committee in 2007. In the eleven months ended 30 November 2007, the loss attributable to minority interests was RMB3.2 million, compared with the gain of RMB225.7 million in the comparable period of 2006.

Profit attributable to equity holder of the company. As a result of the foregoing, profit attributable to equity holder of the company was RMB1,007.7 million for the eleven months ended 30 November 2006 and RMB2,008.7 million for the eleven months ended 30 November 2007.

Year ended 31 December 2006 compared with year ended 31 December 2005

Overview of our operating results

For the year ended 31 December 2006, our operating profit increased substantially by RMB1,163.4 million from RMB1,274.9 million for the year ended 31 December 2005 to RMB2,438.3 million for the year ended 31 December 2006. The following table sets forth the revenue, gross profit, gross profit margin, operating profit, and operating profit margin for the periods indicated:

	Revenue		Gross profit		Gross margin		Operating profit		Operating profit margin	
	Year ended 31 December		Year ended 31 December		Year ended 31 December		Year ended 31 December		Year ended 31 December	
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
	(RMB million)		(RMB million)		(%)		(RMB million)		(%)	
Construction . .	104,133.7	146,359.7	6,453.6	8,213.4	6.2	5.6	822.7	2,093.4	0.8	1.4
Survey, design and consultancy	2,909.3	3,348.5	762.3	634.9	26.2	19.0	93.4	80.7	3.2	2.4
Manufacturing	1,388.3	1,355.2	275.3	224.5	19.8	16.6	146.4	16.6	10.5	1.2
Other	2,872.5	3,553.9	433.7	523.2	15.1	14.7	212.4	247.6	7.4	7.0
Subtotal	111,303.7	154,617.3	7,924.9	9,596.0	7.1	6.2	1,274.9	2,438.3	1.1	1.6
Inter-segment elimination . .	(509.0)	(1,008.3)	—	—	—	—	—	—	—	—
Total	**110,794.7**	**153,609.0**	**7,924.9**	**9,596.0**	**7.2**	**6.2**	**1,274.9**	**2,438.3**	**1.2**	**1.6**

Our total revenue after elimination of inter-segment sales increased by 38.6%, from RMB110,794.7 million in the year ended 31 December 2005 to RMB153,609.0 million in the year ended 31 December 2006. This increase was mainly attributable to an increase of RMB42,236.7 million in revenue from our construction operations, an increase of RMB435.2 million in revenue from our survey, design and consultancy operations and an increase of RMB208.8 million in revenue from our other operations. However, the increase was slightly offset by a decrease of RMB66.5 million in revenue from our manufacturing operations.

Our cost of sales after elimination of inter-segment sales increased by 40.0% from RMB102,869.8 million in the year ended 31 December 2005 to RMB144,013.0 million in the year ended 31 December 2006. The increase was generally consistent with the increase in our total revenue during the same period and was primarily due to the increase of RMB22,599.2 million in material cost, RMB7,074.1 million in labor costs and RMB5,797.1 million in machinery usage costs, as well as other expenses incurred by our construction operations and manufacturing operations. The increase in materials costs for our construction operations was also attributable to the increase in the average purchase price of certain raw materials such as cement. The increase in materials costs in our manufacturing operations was attributable to the increase in average purchase price of key raw materials such as electro-mechanical equipment and non-ferrous metals. The increase in labor costs for our operations was mainly caused by the increase in construction projects that we commenced in the year ended 31 December 2006. Increases in average wages for our construction workers in the year ended 31 December 2006 also contributed to the increases in our labor costs. The increase in machinery usage costs was mainly due to the increases in the construction projects which required us to use more special machinery and equipment.

As a result of the foregoing, our gross profit increased by 21.1% from RMB7,924.9 million in the year ended 31 December 2005 to RMB9,596.0 million in the year ended 31 December 2006. However, our gross

profit margin decreased from 7.2% in 2005 to 6.2% in 2006. Decreases of the gross profit margin were mainly due to the decrease of gross profit of our construction operations.

Our other net income and gains decreased by 8.3% from RMB202.8 million in the year ended 31 December 2005 to RMB185.9 million in the year ended 31 December 2006. Our other net income and gains in 2005 were higher because we recognized a RMB87.4 million gain from foreign exchange and a RMB14.3 million gain on disposals of property, plant and equipment. We had fewer gains in 2006.

Our selling and distribution costs decreased by 3.6% from RMB926.9 million in the year ended 31 December 2005 to RMB893.1 million in the year ended 31 December 2006. The decrease in selling and distribution costs was mainly attributable to our implementation of flat management system, which improved the selling and distribution efficiency.

Our administrative expenses increased by 14.3% from RMB5,251.7 million in the year ended 31 December 2005 to RMB6,002.1 million in the year ended 31 December 2006. The increase in administrative expenses was primarily attributed to an increase in the salaries of our staff and other expenses due to the expansion of our business during the respective period. However, administrative expenses as a percentage of revenue decreased from 4.7% in the year ended at 31 December 2005 to 3.9% in the year ended 31 December 2006 due to our efforts to control costs and enhance our management efficiency.

Our other expenses decreased by 33.5% from RMB674.2 million in the year ended 31 December 2005 to RMB448.3 million in the year ended 31 December 2006.

Our operating profit representing the sum of gross profit and other income, less selling, administrative and other expenses increased by RMB1,163.4 million, or 91.3%, from RMB1,274.9 million for the year ended 31 December 2005 to RMB2,438.3 million for the year ended 31 December 2006. At the same time, our operating profit margin increased from 1.2% to 1.6%.

Discussion of our operating results by segment

Construction operations

The principal profit and loss information for our construction operations before elimination of inter-segment sales are as follows:

	For the years ended 31 December	
	2005	2006
	(audited)	(audited)
	(RMB million)	
Segment revenue	104,133.7	146,359.7
Inter-segment sales	104.2	93.5
Revenue from external sales	104,029.5	146,266.2
Revenue by type of projects		
Railway	32,434.3	61,496.9
Highway	47,565.4	56,925.4
Metropolitan railway	2,690.8	4,823.8
Water conservancy and hydropower facility	3,846.3	4,958.2
Others	17,596.9	18,155.4
Cost of sales	(97,680.1)	(138,146.2)
Railway	(29,789.2)	(57,626.5)
Highway	(45,188.4)	(54,384.2)
Metropolitan railway	(2,529.6)	(4,457.9)
Water conservancy and hydropower facility	(3,625.6)	(4,697.1)
Others	(16,547.3)	(16,980.5)
Gross profit	6,453.6	8,213.4
Selling and distribution costs	(706.8)	(709.1)
Administrative expenses	(4,468.8)	(5,226.7)
Other expenses, net of other income and gains	(455.3)	(184.2)
Segment results	822.7	2,093.4

Segment revenue. Our segment revenue before elimination of inter-segment sales from our construction operations increased by 40.5%, or RMB42,226.0 million, from RMB104,133.7 million in the year ended 31 December 2005 to RMB146,359.7 million in the year ended 31 December 2006. The increase was mainly due to the increases in the revenues generated from railway projects and highway projects.

Revenue generated from the construction of railways increased by RMB29,062.6 million, or 89.6%, in the year ended 31 December 2006 compared to the year ended 31 December 2005, mainly due to the increase in the projects and total new railway projects we undertook, largely driven by increased total spending by the MOR on railway projects from approximately RMB100 billion in the year ended 31 December 2005 to approximately RMB200 billion in the year ended 31 December 2006 in connection with the beginning of the implementation of the Eleventh Five-Year Plan.

Revenue generated from the construction of highways increased by RMB9,360.0 million, or 19.7%, in the year ended 31 December 2006 compared to the year ended 31 December 2005, mainly due to an increase in major highway construction projects with which we were awarded in 2006 resulting from increased government investment in such projects in the same year.

Inter-segment sales generated from our construction operations was RMB104.2 million and RMB93.5 million in the years ended 31 December 2005 and 2006, respectively, mainly from the provision of construction services to our real estate development operations.

As a result, total segment revenue generated from external sales after elimination of inter-segment sales from our construction operations was RMB104,029.5 million in the year ended 31 December 2005 and RMB146,266.2 million in the year ended 31 December 2006.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our construction operations increased by 41.4% from RMB97,680.1 million in the year ended 31 December 2005 to RMB138,146.2 million in the year ended 31 December 2006, mainly due to the increases in the cost of sales incurred from railway projects and highway projects.

Cost of sales incurred from the construction of railways increased by RMB27,837.3 million, or 93.4%, in the year ended 31 December 2006 compared to the year ended 31 December 2005, mainly due to the increase in railway projects that we commenced in the year ended 31 December 2006. In addition, the increased depreciation expenses of the equipment for the construction of passenger railway lines and subcontracting costs also contributed to the increase in cost of sales.

Cost of sales incurred from the construction of highways increased by RMB9,195.8 million, or 20.3%, in the year ended 31 December 2006 compared to the year ended 31 December 2005, mainly due to the increases in our revenue in the highway construction projects in the same period. In addition, increases in the average procurement price of raw materials and subcontracting expenses also contributed to the increase in cost of sales.

Gross profit. Gross profit from our construction operations for the year ended 31 December 2006 was RMB8,213.4 million, an increase of RMB1,759.8 million, or 27.3%, compared to RMB6,453.6 million for the year ended 31 December 2005. However, gross margin from our construction operations decreased from 6.2% for the year ended 31 December 2005 to 5.6% for the year ended 31 December 2006, primarily due to the higher equipment usage costs we incurred as a result of the higher technical specifications required for construction of high-speed passenger railway lines, as well as the increased raw material costs associated with such higher technical specifications without commensurate increases in contract price for such railway lines. The decrease was partially offset by the increase of gross margin in metropolitan railway construction projects, which have a relatively higher gross margin.

Selling and distribution costs. Selling and distribution costs from our construction operations increased by 0.3%, or RMB2.3 million, from RMB706.8 million for the year ended 31 December 2005 to RMB709.1 million for the year ended 31 December 2006, primarily due to the increase in our business scale and the corresponding increase in costs.

Administrative expenses. Administrative expenses for our construction operations increased by 17.0% from RMB4,468.8 million for the year ended 31 December 2005 to RMB5,226.7 million for the year ended 31 December 2006. The increase was due to the growth in our business and the corresponding increase in costs. However, administrative expenses as a percentage of revenue from our construction operations decreased from 4.3% in the year ended 31 December 2005 to 3.6% in the year ended 31 December 2006 as a result of our implementation of flat management system and improvement of management efficiency.

Other expenses, net of other income and gains. Other expenses for our construction operations decreased by 59.5% from RMB455.3 million for the year ended 31 December 2005 to RMB184.2 million for the year ended 31 December 2006.

Segment results. Total operating profit for our construction operations increased by RMB1,270.7 million from RMB822.7 million in the year ended 31 December 2005 to RMB2,093.4 million in the year ended 31 December 2006. Operating profit margin for our construction operations increased from

0.8% for the year ended 31 December 2005 to 1.4% for the year ended 31 December 2006, despite the decrease in our segment gross profit margins, primarily due to a decrease in our administrative expenses, selling and distribution expenses and other expenses, net of other income and gains as a percentage of the segment revenue.

Survey, design and consultancy operations

The principal profit and loss information for our survey, design and consultancy operations before elimination of inter-segment sales are as follows:

	For the years ended 31 December	
	2005	2006
	(audited)	(audited)
	(RMB million)	
Segment revenue	2,909.3	3,348.5
Inter-segment sales	33.6	37.6
Revenue from external sales	2,875.7	3,310.9
Cost of sales	(2,147.0)	(2,713.6)
Gross profit	762.3	634.9
Selling and distribution costs	(163.9)	(116.8)
Administrative expenses	(476.4)	(413.4)
Other expenses, net of other income and gains	(28.5)	(24.0)
Segment results	93.4	80.7

Segment revenue. Our segment revenue before elimination of inter-segment sales from survey, design and consultancy operations increased by 15.1% from RMB2,909.3 million in the year ended 31 December 2005 to RMB3,348.5 million in the year ended 31 December 2006. The increase was primarily due to the increase in completed survey, design and consultancy service stages, which was partly caused by the increases in new contract we were awarded in 2006, as well as the expansion of our survey, design and consultancy operations. In the year ended 31 December 2006, our new contract value for survey, design and consultancy operations was RMB3,073.3 million, representing a 12.0% increase from RMB2,743.3 million in the year ended 31 December 2005.

Inter-segment sales revenue generated from our survey, design and consultancy operations was RMB33.6 million and RMB37.6 million in the year ended 31 December 2005 and 2006, respectively. The inter-segment sales in our survey, design and consultancy operations comprised the infrastructure construction survey and design services provided to our construction operations projects.

As a result, total segment revenue generated from external sales after elimination of inter-segment sales of our survey, design and consultancy operations was RMB2,875.7 million in the year ended 31 December 2005 and RMB3,310.9 million in the year ended 31 December 2006.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our survey, design and consultancy operations increased by 26.4% from RMB2,147.0 million in the year ended 31 December 2005 to RMB2,713.6 million in the year ended 31 December 2006, primarily due to the increase of survey, design and consultancy operations in which we were involved in the year ended 31 December 2006. In order to manage the increased operations, we employed more professionals in 2006 compared to 2005, which increased our overall staff costs for the survey, design and consultancy operations.

Gross profit. Gross profit from our survey, design and consultancy operations for the year ended 31 December 2006 was RMB634.9 million, a decrease of RMB127.4 million, or 16.7%, compared to RMB762.3 million for the year ended 31 December 2005. Gross margin from the survey, design and consultancy operations decreased from 26.2% for the year ended 31 December 2005 to 19.0% for the year ended 31 December 2006. The decrease in our gross margin for our survey, design and consultancy operations was mainly due to the decrease of the gross profit margin of railway survey, design and consultancy projects. The decrease in our gross margin for our survey, design and consultancy operations is partly offset by the increase of gross margin in metropolitan railway survey, design and consultancy projects, which have a relatively higher gross margin.

Selling and distribution costs. Selling and distribution costs from our survey, design and consultancy operations decreased by 28.7%, or RMB47.1 million, from RMB163.9 million for the year ended 31 December 2005 to RMB116.8 million for the year ended 31 December 2006 due to our efforts to control costs.

Administrative expenses. Administrative expenses for our survey, design and consultancy operations decreased by 13.2% from RMB476.4 million for the year ended 31 December 2005 to RMB413.4 million for the year ended 31 December 2006 as a result of our efforts in streamlining management.

Other expenses, net of other income and gains. Other expense for our survey, design and consultancy operations decreased by 15.8% from RMB28.5 million for the year ended 31 December 2005 to RMB24.0 million for the year ended 31 December 2006.

Segment result. Operating profit for our survey, design and consultancy operations decreased from RMB93.4 million in the years ended 31 December 2005 to RMB80.7 million in the year ended 31 December 2006. The operating profit margin for our survey, design and consultancy operations decreased from 3.2% for the year ended 31 December 2005 to 2.4% for the year ended 31 December 2006, primarily due to the decrease in the segment gross profit margin, partially offset by a decrease in the selling and distribution costs, administrative expenses and other expenses, net of other income and gains as a percentage of segment revenue.

Manufacturing operations

The principal profit and loss information for our manufacturing operations before elimination of inter-segment sales are as follows:

	For the years ended 31 December	
	2005	2006
	(audited)	(audited)
	(RMB million)	
Segment revenue	1,388.3	1,355.2
Inter-segment sales	—	33.5
Revenue from external sales	1,388.3	1,321.7
Cost of sales	(1,112.9)	(1130.7)
Gross profit	275.3	224.5
Selling and distribution costs	(18.8)	(17.7)
Administrative expenses	(152.8)	(152.2)
Other expenses, net of other income and gains	42.7	(38.0)
Segment results	146.4	16.6

Segment revenue. Segment revenue before elimination of inter-segment sales from our manufacturing operations was RMB1,388.3 million and RMB1,355.2 million in the year ended 31 December 2005 and 2006, respectively. The relatively stable status of revenue generation was due to the fact that there was no significant increase in market demand or competition for large track maintenance machinery during the relevant period, and as such, our prices and sales volumes for this segment remained relatively stable.

We did not enter into any inter-segment transactions in our manufacturing operations in the year ended 31 December 2005. Inter-segment sales revenue generated from our manufacturing operations was RMB33.5 million in the year ended 31 December 2006. Substantially all of our inter-segment sales of large track maintenance machinery in 2006 involved the sales to our construction projects.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our manufacturing operations slightly increased from RMB1,112.9 million to RMB1,130.7 million. Since our operational scale of the manufacturing operations was relatively stable in the year ended 31 December 2006 compared to the year ended 31 December 2005, our cost of sales incurred from the manufacturing operations remained at the same level for the period.

Gross profit. Gross profit from our manufacturing operations for the year ended 31 December 2006 was RMB224.5 million, a decrease of RMB50.8 million, or 18.5%, compared to RMB275.3 million for the year ended 31 December 2005. Gross margin from the manufacturing operations decreased from 19.8% for the year ended 31 December 2005 to 16.6% for the year ended 31 December 2006 because increase in cost of sales outpaced increase in revenue.

Selling and distribution costs. Selling and distribution costs from our manufacturing operations decreased 5.9% or RMB1.1 million from RMB18.8 million for the year ended 31 December 2005 to RMB17.7 million for the year ended 31 December 2006, primarily due to our efforts to control costs.

Administrative expenses. Administrative expenses for our manufacturing operations decreased by 0.4% from RMB152.8 million for the year ended 31 December 2005 to RMB152.2 million for the year ended 31 December 2006.

Other expenses, net of other income and gains. Our manufacturing operations had net other income of RMB42.7 million for the year ended 31 December 2005. Our manufacturing operations had net other expenses of RMB38.0 million for the year ended 31 December 2006. The increase of our net other expenses was primarily due to a net foreign exchange loss in the year of 2006.

Segment results. As a result of the foregoing reasons, operating profit for our manufacturing operations decreased substantially from RMB146.4 million to RMB16.6 million, and the operating profit margin decreased from 10.5% to 1.2%. The decrease in the segment operating profit margin was primarily due to the decrease in segment gross margin and our foreign exchange loss.

Other businesses

The principal profit and loss information for our business operations other than construction, survey, design and consultancy and manufacturing operations before elimination of inter-segment sales are as follows:

	For the years ended 31 December	
	2005	2006
	(audited)	(audited)
	(RMB million)	
Segment revenue	2,872.5	3,553.9
Inter-segment sales	371.2	843.8
Revenue from external sales	2,501.3	2,710.1
Real estate development	486.6	570.0
Logistics	1,914.4	2,424.6
Others	471.5	559.3
Cost of sales	(2,438.8)	(3,030.7)
Real estate development	(429.3)	(411.7)
Logistics	(1,740.1)	(2,217.2)
Others	(269.4)	(401.8)
Gross profit	433.7	523.2
Selling and distribution costs	(37.4)	(49.5)
Administrative expenses	(153.6)	(209.8)
Other expenses, net of other income and gains	(30.2)	(16.3)
Segment results	212.4	247.6
Real estate development	(21.4)	75.0
Logistics and others	233.8	172.6

Segment revenue. Segment revenue derived from other operations mainly included income from the sales of real estate and provision of logistics services to external customers. Revenue before elimination of inter-segment sales of these businesses increased by 23.7% from RMB2,872.5 million for the year ended 31 December 2005 to RMB3,553.9 million for the year ended 31 December 2006.

In the year ended 31 December 2006, we generated RMB570.0 million as revenue from the real estate development business, representing a 17.1% increase from RMB486.6 million in the year ended 31 December 2005. The substantial increase in revenue was mainly due to the expansion of sales of certain property development projects, as well as a general increase in property prices in the PRC.

In the year ended 31 December 2006, we generated RMB2,424.6 million as revenue from the provision of logistics services, representing a 26.7% increase from RMB1,914.4 in the year ended 31 December 2005. The increase was mainly due to the expansion of the scale of our logistic services operations and the increase in the number of construction projects in China, which created more opportunities for us to provide logistics services to contractors, including to our construction operations segment.

Inter-segment sales revenue generated from our other operations was RMB371.2 million and RMB843.8 million in the year ended 31 December 2005 and 2006, respectively. The inter-segment sales in our other operations mainly comprised the logistic services of materials provided to our construction operations segment.

As a result, total segment revenue generated from external sales after elimination of inter-segment sales of our other operations was RMB2,501.3 million in the year ended 31 December 2005 and RMB2,710.1 million in the year ended 31 December 2006.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our other operations increased by 24.3% from RMB2,438.8 million in the year ended 31 December 2005 to RMB3,030.7 million in the year ended 31 December 2006. The increase was primarily due to a RMB477.1 million increase in the cost for logistic services, both due to the expansion of our operational scales.

Gross profit. Gross profit from our operations other than construction, survey, design and consultancy and manufacturing operations for the year ended 31 December 2006 was RMB523.2 million, an increase of RMB89.5 million, or 20.6%, compared to RMB433.7 million for the year ended 31 December 2005. Gross margin from other businesses within our operations decreased from 15.1% for the year ended 31 December 2005 to 14.7% for the year ended 31 December 2006.

Gross profit from our real estate development operations increased from RMB57.4 million in the year ended 31 December 2005 to RMB158.3 million in the year ended 31 December 2006 due to the expansion of our real estate development operations. The gross margin also increased from 11.8% to 27.8% due to the increase in property prices in the PRC.

Gross profit from our logistics and other services decreased from RMB376.3 million in the year ended 31 December 2005 to RMB364.8 million in the year ended 31 December 2006 due to the increase in costs resulting from the increase in the scale of our business. Our gross margin decreased from 15.8% to 12.2%.

Selling and distribution costs. Selling and distribution costs from our other operations increased from RMB37.4 million for the year ended 31 December 2005 to RMB49.5 million for the year ended 31 December 2006.

Selling and distribution costs from our real estate development business increased from RMB13.0 million for the year ended 31 December 2005 to RMB19.5 million for the year ended 31 December 2006, mainly due to the increases of expenses in sales and marketing activities for the real estate development business.

Administrative expenses. Administrative expenses for our other operations increased from RMB153.6 million for the year ended 31 December 2005 to RMB209.8 million for the year ended 31 December 2006. The increase was due to the growth of our business and the corresponding increase in costs.

Administrative expense from our real estate development business for the year ended 31 December 2006 was RMB59.3 million, representing an increase of RMB21.6 million, or 57.3%, compared to RMB37.7 million for the year ended 31 December 2005. This increase was primarily due to the increase of our business scale.

Other expenses, net of other income and gains. In the year ended 31 December 2006, our other expenses for our other operations decreased to RMB16.3 million from RMB30.2 million in the year ended 31 December 2005, because other expenses from our real estate development business for the year ended 31 December 2006 was RMB4.5 million, representing an decrease of RMB23.6 million, or 84.0%, compared to RMB28.1 million for the year ended 31 December 2005.

Segment results. As a result of the foregoing reasons, total operating profit for our operations other than construction, survey, design and consultancy and manufacturing operations was RMB212.4 million and RMB247.6 million, respectively. Our segment operating profit margin was 7.4% and 7.0%, respectively.

Discussion of other results in the income statement

The following discussion relates to our business as a whole and is not specific to any individual business segment.

Finance revenue. Our finance revenue increased by 42.3% from RMB384.0 million in the year ended 31 December 2005 to RMB546.6 million in the year ended 31 December 2006. The increase was mainly due to the increase in our total bank deposits and the increase in interest rates during the year ended 31 December 2006.

Finance costs. Our finance costs increased by 16.2% from RMB782.8 million in the year ended 31 December 2005 to RMB909.3 million in the year ended 31 December 2006, primarily due to the increase in interest on bank and other loans of RMB201.1 million, partially offset by the increase in capitalization of interest expenses to construction in progress of RMB4.9 million.

Share of profits of jointly-controlled entities and associates. Share of profits of jointly-controlled entities and associates decreased by RMB36.6 million, or 61.8%, from RMB59.2 million in the year ended 31 December 2005 to RMB22.6 million in the year ended 31 December 2006.

Tax. Our tax expenses increased by 45.6% from RMB409.5 million in the year ended 31 December 2005 to RMB596.3 million in the year ended 31 December 2006, primarily due to the increase in our taxable profit.

Profit for the year. As a result of the foregoing, our profit for the year ended 31 December 2006 increased by 185.6%, or RMB976.1 million, from RMB525.9 million in the year ended 31 December 2005 to RMB1,502.0 million in the year ended 31 December 2006.

Minority interests. Minority interest increased by 63.7% from RMB176.5 million for the year ended 31 December 2005 to RMB289.0 million for the year ended 31 December 2006, primarily due to an increase in net profit of our subsidiaries, several of which have minority shareholders.

Profit attributable to equity holder of the company. As a result of the foregoing, profit attributable to equity holder of the company was RMB349.3 million for the year ended 31 December 2005 and RMB1,213.0 million for the year ended 31 December 2006.

Year ended 31 December 2005 compared with year ended 31 December 2004

Overview of our operating results

In the year ended 31 December 2004 and 2005, our operating profit was RMB457.3 million, and RMB1,274.9 million, respectively. The following table sets forth the revenue before elimination of inter-segment sales, gross profit, gross profit margin, operating profit, and operating profit margin for the periods indicated:

	Revenue		Gross profit		Gross profit margin		Operating profit		Operating profit margin	
	Year ended 31 December		Year ended 31 December		Year ended 31 December		Year ended 31 December		Year ended 31 December	
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
	(RMB million)		(RMB million)		(%)		(RMB million)		(%)	
Construction	80,565.8	104,133.7	5,185.6	6,453.6	6.4	6.2	1.6	822.7	0.0	0.8
Survey, design and consultancy	2,345.6	2,909.3	663.6	762.3	28.3	26.2	102.0	93.4	4.3	3.2
Manufacturing	1,362.5	1,388.3	235.9	275.3	17.3	19.8	76.0	146.4	5.6	10.5
Other	2,217.2	2,872.5	299.8	433.7	13.5	15.1	277.7	212.4	12.5	7.4
Subtotal	86,491.1	111,303.7	6,384.9	7,924.9	7.4	7.1	457.4	1,274.9	0.5	1.1
Inter-segment elimination	(303.6)	(509.0)	—	—	—	—	—	—	—	—
Total	**86,187.5**	**110,794.7**	**6,384.9**	**7,924.9**	**7.4**	**7.2**	**457.4**	**1,274.9**	**0.5**	**1.2**

Our total revenue after elimination of inter-segment sales increased by 28.6%, from RMB86,187.5 million in the year ended 31 December 2004 to RMB110,794.7 million in the year ended 31 December 2005. This increase was mainly attributable to an increase of RMB23,497.8 million in revenue from our construction operations. In addition, an increase of RMB553.8 million in revenue from our survey, design and consultancy operations, an increase of RMB25.8 million from our manufacturing operations and an increase of RMB529.8 million in revenue from our other operations also contributed to the changes in our total revenue during the period.

Our cost of sales after elimination of inter-segment sales increased by 28.9% from RMB79,802.6 million in the year ended 31 December 2004 to RMB102,869.8 million in the year ended 31 December 2005. The increase was generally consistent with the increase in our total revenue during the same period and primarily due to the increase of RMB11,608.7 million in material costs, RMB2,694.5 million in labor costs and RMB3,631.7 million in machinery usage costs, as well as other expenses incurred by our construction and manufacturing operations. The increase in materials costs was attributable to the increase of our business scale. The increase in labor costs for our operations was mainly caused by the increase in the infrastructure construction and design projects. Increases in average wages for our construction workers in the year ended 31 December 2005 also contributed to the increases in our labor costs. The increase in machinery usage costs was mainly due to the increases in the construction projects which required us to use more special machinery and equipment.

As a result of the foregoing, our gross profit generated from external transactions increased by 24.1% from RMB6,384.9 million in the year ended 31 December 2004 to RMB7,924.9 million in the year ended 31 December 2005. However, our gross profit margin decreased from 7.4% in 2004 to 7.2% in 2005. Decreases

in our gross profit margin were mainly due to the decrease of gross profit of railway construction projects and survey, design and consultancy projects.

Our net other income and gains increased by 62.0% from RMB125.2 million in the year ended 31 December 2004 to RMB202.8 million in the year ended 31 December 2005. This increase was mainly due to our net income generated from foreign exchange difference of RMB87.4 million in the year ended 31 December 2005 as well as the increase in gains on disposal of property, plant and equipment from RMB12.9 million in the year ended 31 December 2004 to RMB14.3 million in the year 31 December 2005.

Our selling and distribution costs increased by 21.8% from RMB760.9 million in the year ended 31 December 2004 to RMB926.9 million in the year ended 31 December 2005. The increase in selling and distribution costs was mainly attributable to an increase in marketing and promotional expenses in overseas markets mainly due to the expansion of operations in each of our operating segments.

Our administrative expenses increased by 12.7% from RMB4,661.2 million in the year ended 31 December 2004 to RMB5,251.7 million in the year ended 31 December 2005. The increase in administrative expenses was primarily due to the expansion of operations in each of our operating segments, which resulted in increases in personnel expenses, traveling, marketing and sales expenses, depreciation and amortization costs and utility charges. However, administrative expenses as a percentage of revenue decreased from 5.4% in the year ended at 31 December 2004 to 4.7% in the year ended at 31 December 2005 due to our efforts to control costs and increase of our operation scale.

Our other expenses increased by 6.9% from RMB630.6 million in the year ended 31 December 2004 to RMB674.2 million in the year ended 31 December 2005. The increase was due to the increase in impairment of assets in 2005.

As a result of the foregoing, our operating profit representing the sum of gross profit and other income, less selling, administrative and other expenses was RMB1,274.9 million for the year ended 31 December 2005, an increase from RMB457.4 million in the year ended 31 December 2004. At the same time, our operating profit margin increased from 0.5% to 1.2%.

Discussion of our operating results by segment

Construction operations

The principal profit and loss information for our construction operations before elimination of inter-segment sales are as follows:

	For the years ended 31 December	
	2004	2005
	(audited)	(audited)
	(RMB million)	
Segment revenue	80,565.8	104,133.7
Inter-segment sales	34.2	104.2
Revenue from external sales	80,531.7	104,029.5
Revenue by type of projects		
Railway	22,461.1	32,434.3
Highway	35,539.7	47,565.4
Metropolitan railway	2,055.3	2,690.8
Water conservancy and hydropower facility	3,223.1	3,346.3
Others	17,286.6	17,596.9
Cost of sales	(75,380.2)	(97,680.1)
Railway	(20,314.5)	(29,789.2)
Highway	(34,000.8)	(45,188.4)
Metropolitan railway	(1,955.1)	(2,529.6)
Water conservancy and hydropower facility	(2,939.1)	(3,625.6)
Others	(16,170.7)	(16,547.3)
Gross profit	5,185.6	6,453.6
Selling and distribution costs	(539.0)	(706.8)
Administrative expenses	(3,987.0)	(4,468.8)
Other expenses, net of other income and gains	(658.0)	(455.3)
Segment results	1.6	822.7

Revenue. Our segment revenue before elimination of inter-segment sales from our construction operations increased by 29.3% from RMB80,565.8 million in the year ended 31 December 2004 to RMB104,133.7 million in the year ended 31 December 2005. The RMB23,567.9 million, or 29.3%, increase in the construction operations from the year ended 31 December 2004 to the year ended 31 December 2005 were mainly due to the increases in the revenues generated from highway projects and railway projects.

Revenue generated from the construction of highways increased by RMB12,025.7 million, or 33.8%, in the year ended 31 December 2005 compared to the year ended 31 December 2004, primarily due to an increase in major highway construction projects with which we were awarded in 2005 resulting from increased government investment in highway projects in the same year.

Revenue generated from the construction of railways increased by RMB9,973.2 million, or 44.4%, in the year ended 31 December 2005 compared to the year ended 31 December 2004, mainly due to the increase in projects and total new railway project value, as well as a significant increase in the contract work for the Qinghai-Tibet Railway project. Significant new projects include passenger railway lines, railway upgrade projects, new freight railways resulting from increased demand for freight transportation.

Inter-segment sales revenue generated from our construction operations was RMB34.2 million and RMB104.2 million in the years ended 31 December 2004 and 2005, respectively, mainly from the provision of construction services to our real estate development operations.

As a result, total segment revenue generated from external sales after elimination of inter-segment sales to our construction operations was RMB80,531.7 million in the year ended 31 December 2004 and RMB104,029.5 million in the year ended 31 December 2005.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our construction operations increased by 29.6%, or RMB22,299.9 million from RMB75,380.2 million in the year ended 31 December 2004 to RMB97,680.1 million in the year ended 31 December 2005. The increase was mainly due to the increases in the cost of sales incurred from highway projects and railway projects.

Cost of sales incurred from the construction of highways increased by RMB11,187.6 million, or 32.9%, in the year ended 31 December 2005 compared to the year ended 31 December 2004, mainly due to the increases in our revenue in the highway construction projects in the same period.

Cost of sales incurred from the construction of railways increased by RMB9,474.7 million, or 46.6%, in the year ended 31 December 2005 compared to the year ended 31 December 2004, mainly due to the increase in railway projects that we commenced in the year ended 31 December 2005, including the Qinghai-Tibet Railway.

Gross profit. Gross profit from our construction operations for the year ended 31 December 2005 was RMB6,453.6 million, an increase of RMB1,268.0 million, or 24.5%, compared to RMB5,185.6 million for the year ended 31 December 2004. However, gross margin from our construction operations decreased from 6.4% for the year ended 31 December 2004 to 6.2% for the year ended 31 December 2005, primarily due to increases in costs of steel in the first half of 2005 (particularly in relation to highway construction contracts which typically do not contain price adjustment clauses to compensate for the increase in raw material prices), partially offset by the increase of gross margin in metropolitan railway construction projects, which have a relatively higher gross margin.

Selling and distribution costs. Selling and distribution costs from our construction operations increased by 31.1%, or RMB167.8 million, from RMB539.0 million for the year ended 31 December 2004 to RMB706.8 million for the year ended 31 December 2005, primarily due to the increase in our business scale and the corresponding increase in costs.

Administrative expenses. Administrative expenses for our construction operations increased by 12.1% from RMB3,987.0 million for the year ended 31 December 2004 to RMB4,468.8 million for the year ended 31 December 2005. The increase was due to the growth in our business and the corresponding increase in costs. However, administrative expenses as a percentage of revenue for our construction operations decreased from 4.9% in the year ended 31 December 2004 to 4.3% in the year ended 31 December 2005 as a result of our cost control efforts.

Other expenses, net of other income and gains. Other expenses for our construction operations decreased from RMB658.0 million for the year ended 31 December 2004 to RMB455.3 million for the year ended 31 December 2005.

Segment results. Total operating profit for our construction operations increased from RMB1.6 million in the year ended 31 December 2004 to RMB822.7 million in the year ended 31 December 2005. As a result of the 29.3% increase in revenue generated from external sales after elimination of inter-segment sales of this segment and a 29.6% increase in cost of sales of this segment, our operating profit margin for our construction operations increased to 0.8% in the year ended 31 December 2005.

Survey, design and consultancy operations

The principal profit and loss information for our survey, design and consultancy operations before elimination of inter-segment sales are as follows:

	For the years ended 31 December	
	2004	2005
	(audited)	(audited)
	(RMB million)	
Segment revenue	2,345.6	2,909.3
Inter-segment sales	23.7	33.6
Revenue from external sales	2,321.9	2,875.7
Cost of sales	(1,682.0)	(2,147.0)
Gross profit	663.6	762.3
Selling and distribution costs	(180.2)	(163.9)
Administrative expenses	(409.1)	(476.4)
Other expenses, net of other income and gains	27.7	(28.5)
Segment results	102.0	93.4

Segment revenue. Our segment revenue before elimination of inter-segment sales from survey, design and consultancy operations increased by 24.0% from RMB2,345.6 million in the year ended 31 December 2004 to RMB2,909.3 million in the year ended 31 December 2005. The increase was primarily due to the increase in completed survey, design and consultancy service stages, which was partly caused by the increases in new contract we were awarded in 2005, as well as the completion of design stages of the Qinghai-Tibet Railway project. In the year ended 31 December 2005, our new contract value for survey, design and consultancy operations was RMB2,743.3 million, representing a 10.6% increase from RMB2,479.7 million in the year ended 31 December 2004.

Inter-segment sales revenue generated from our survey, design and consultancy operations was RMB23.7 million and RMB33.6 million in the year ended 31 December 2004 and 2005, respectively. The inter-segment sales by our survey, design and consultancy operations comprised the infrastructure construction survey and design services provided to our construction operations for projects that we engage on an EPC basis.

As a result, total revenue generated from external sales after elimination of inter-segment sales of our survey, design and consultancy operations was RMB2,321.9 million in the year ended 31 December 2004 and RMB2,875.7 million in the year ended 31 December 2005.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our survey, design and consultancy operations increased by 27.6% from RMB1,682.0 million in the year ended 31 December 2004 to RMB2,147.0 million in the year ended 31 December 2005, primarily due to the increased survey, design and consultancy operations we were involved in the year ended 31 December 2005 and the utilization of more costly survey, design and consultancy methods. In order to manage the increased operations, we employed more professionals in 2005 compared to 2004, which increased our overall staff costs for the survey, design and consultancy operations, contributing to an increase in the staff cost component of costs of sales in our survey, design and consultancy operations in 2005.

Gross profit. Gross profit from our survey, design and consultancy operations for the year ended 31 December 2005 was RMB762.3 million, an increase of RMB98.7 million, or 14.9%, compared to RMB663.6 million for the year ended 31 December 2004. Gross margin from the survey, design and

consultancy operations decreased from 28.3% for the year ended 31 December 2004 to 26.2% for the year ended 31 December 2005.

Selling and distribution cost. Selling and distribution cost from our survey, design and consultancy operations decreased 9.0% from RMB180.2 million for the year ended 31 December 2004 to RMB163.9 million for the year ended 31 December 2005, primarily due to the economies of scale.

Administrative expenses. Administrative expenses for our survey, design and consultancy operations increased 16.4% from RMB409.1 million for the year ended 31 December 2004 to RMB476.4 million for the year ended 31 December 2005. The increase was primarily due to increase in employee compensation and benefits in connection with the upgrading of our surveying capacities.

Other expenses, net of other income and gains. Other expenses for our survey, design and consultancy operations amounted to RMB28.5 million for the year ended 31 December 2005. In the year of 2004, we generated an income of RMB27.7 million.

Segment results. Operating profit for our survey, design and consultancy operations decreased from RMB102.0 million in the year ended 31 December 2004 to RMB93.4 million in the year ended 31 December 2005. The operating profit margin for our survey, design and consultancy operations decreased from 4.3% for the year ended 31 December 2004 to 3.2% for the year ended 31 December 2005, primarily due to the decrease in segment gross profit margin.

Manufacturing operations

The principal profit and loss information for our manufacturing operations before elimination of inter-segment sales is as follows:

	For the years ended 31 December	
	2004	2005
	(audited)	(audited)
	(RMB million)	
Segment revenue	1,362.5	1,388.3
Inter-segment sales	—	—
Revenue from external sales	1,362.5	1,388.3
Cost of sales	(1,126.6)	(1,112.9)
Gross profit	235.9	275.3
Selling and distribution costs	(18.1)	(18.8)
Administrative expenses	(137.0)	(152.8)
Other expenses, net of other income and gains	(4.8)	42.7
Segment results	76.0	146.4

Segment revenue. Segment revenue from our manufacturing operations was RMB1,362.5 million and RMB1,388.3 million in the years ended 31 December 2004 and 2005, respectively. The relatively stable status of the revenue generation was due to the fact that there was no significant increase in market demand for large track maintenance machinery during the relevant period, and as such, our prices and sales volumes for this segment remained relatively stable.

We did not enter into any inter-segment transactions in our manufacturing operations during this period.

Cost of sales. Our cost of sales incurred from our manufacturing operations slightly decreased from RMB1,126.6 million to RMB1,112.9 million. Since our operational scale of the manufacturing operations was

relatively stable in the year ended 31 December 2005 compared to the year ended 31 December 2004, our cost of sales incurred from the manufacturing operations remained at the same level for the period.

Gross profit. Gross profit from our manufacturing operations for the year ended 31 December 2005 was RMB275.3 million, an increase of RMB39.4 million, or 16.7%, compared to RMB235.9 million for the year ended 31 December 2004. Gross margin from the manufacturing operations increased from 17.3% for the year ended 31 December 2004 to 19.8% for the year ended 31 December 2005 primarily due to the decrease in cost of components used in our manufacturing operations, which was a result of the appreciation of the foreign exchange rate of Renminbi against the U.S. dollar.

Selling and distribution costs. Selling and distribution costs from our manufacturing operations increased 3.9% or RMB0.7 million from RMB18.1 million for the year ended 31 December 2004 to RMB18.8 million for the year ended 31 December 2005, primarily due to economies of scale.

Administrative expenses. Administrative expenses for our manufacturing operations increased 11.5% from RMB137.0 million for the year ended 31 December 2004 to RMB152.8 million for the year ended 31 December 2005. The increase was due to increase in scale of our operations.

Other expenses, net of other income and gains. Our manufacturing operations had other expenses, net of other income and gains in the amount of RMB4.8 million for the year ended 31 December 2004. In comparison, we had net other income of RMB42.7 million for the year ended 31 December 2005, primarily due to net foreign exchange gains in the amount of RMB87.4 million in the same year.

Segment results. As a result of the foregoing reasons, total operating profit for our manufacturing operations increased from RMB76.0 million in the year ended 31 December 2004 to RMB146.4 million in the year ended 31 December 2005, and the segment operating profit margin increased from 5.6% to 10.5% in the same period. The increase in our operating profit margin for our manufacturing operations was primarily due to the increase in segment gross profit margin and our foreign exchange gains.

Other businesses

The principal profit and loss information for our business operations other than construction, survey, design and consultancy and manufacturing operations before elimination of inter-segment sales is as follows:

	For the years ended 31 December	
	2004	2005
	(audited)	(audited)
	(RMB million)	
Segment revenue	2,217.2	2,872.5
Inter-segment sales	245.7	371.2
Revenue from external sales	1,971.5	2,501.3
Real estate development	356.5	486.6
Logistics	1,325.8	1,914.4
Others	534.9	471.5
Cost of sales	(1,917.4)	(2,438.8)
Real estate development	(360.4)	(429.3)
Logistics	(1,183.5)	(1,740.1)
Others	(373.5)	(269.4)
Gross profit	299.8	433.7
Selling and distribution costs	(23.6)	(37.4)
Administrative expenses	(128.1)	(153.6)
Other expenses, net of other income and gains	129.6	(30.2)
Segment results	277.7	212.4
Real estate development	99.6	(21.4)
Logistics and others	178.2	233.8

Segment revenue. Segment revenue derived from other operations mainly included income from the sales of real properties and provision of logistics services to external customers. Revenue before elimination of inter-segment sales of these businesses increased by 29.6% from RMB2,217.2 million for the year ended 31 December 2004 to RMB2,872.5 million for the year ended 31 December 2005.

In the year ended 31 December 2005, we generated RMB486.6 million as revenue from the real estate development business, representing a 36.5% increase from RMB356.5 million in the year ended 31 December 2004. The substantial increase in revenue in the year ended 31 December 2005 was mainly because of the growth of our property development operations, as well as a general increase in property prices in the PRC.

In the year ended 31 December 2005, we generated RMB1,914.4 million as revenue from the provision of logistics services, representing a 44.4% increase from RMB1,325.8 million in the year ended 31 December 2004. The increase was mainly due to the expansion of our business scale in the logistic services operations and the increase in the number of construction projects in China, which created more opportunities for us to provide logistics services to contractors as well as to our construction operations.

Inter-segment sales revenue generated from our other operations was RMB245.7 million and RMB371.2 million in the year ended 31 December 2004 and 2005, respectively. The inter-segment sales in our other operations mainly comprised the logistic services of materials provided to our construction operations.

As a result, total segment revenue generated from external sales after elimination of inter-segment sales of our other operations was RMB1,971.5 million in the year ended 31 December 2004 and RMB2,501.3 million in the year ended 31 December 2005.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our other operations increased by 27.2% from RMB1,917.4 million in the year ended 31 December 2004 to

RMB2,438.8 million in the year ended 31 December 2005. The increase was primarily due to an increase of RMB68.9 million in the cost for real estate development and a RMB556.6 million increase in the cost for logistic services, both due to the expansion of our operational scales.

Gross profit. Gross profit from our operations other than construction, survey, design and consultancy and manufacturing operations for the year ended 31 December 2005 was RMB433.7 million, an increase of RMB133.9 million, or 44.7%, compared to RMB299.8 million for the year ended 31 December 2004. Gross margin from other operations slightly increased from 13.5% for the year ended 31 December 2004 to 15.1% for the year ended 31 December 2005.

Our real estate development operations recorded a gross loss of RMB3.9 million in the year ended 31 December 2004 and a gross profit of RMB57.3 million in the year ended 31 December 2005 because while we commenced our real estate development operations in 2004, revenue from most of our real estate development projects was not recognized until 2005. Gross margin for our real estate development operations increased from a loss to 11.8%.

Gross profit from our logistics services increased from RMB142.3 million in the year ended 31 December 2004 to RMB174.3 million in the year ended 31 December 2005 due to the increase in the number of construction projects in China, which created more opportunities for us to provide logistics services to contractors. Gross margin for our logistics services was decreased from 10.7% to 9.1%.

Selling and distribution costs. Selling and distribution costs from our other operations increased from RMB23.6 million for the year ended 31 December 2004 to RMB37.4 million for the year ended 31 December 2005.

Selling and distribution costs from our real estate development business increased from RMB6.2 million for the year ended 31 December 2004 to RMB13.0 million for the year ended 31 December 2005, mainly due to the increases of expenses in sales and marketing activities for the real estate development business.

Administrative expenses. Administrative expenses for our other operations increased 19.9% or RMB 25.5 million from RMB128.1 million for the year ended 31 December 2004 to RMB153.6 million for the year ended 31 December 2005. The increase was due to the growth of our business and the corresponding increase in costs. Administrative expenses as a percentage of revenue for our other operations decreased from 5.8% in the year ended 31 December 2004 to 5.3% in the year ended 31 December 2005 as a result of our cost control efforts. Administrative expenses from our real estate development business for the year ended 31 December 2005 was RMB37.7 million, representing an increase of RMB4.5 million, or 13.6%, compared to RMB33.2 million for the year ended 31 December 2004. This increase was primarily due to the increase of our business scale.

Other expenses, net of other income and gains. The other expenses, net of other income of gains for the year ended 31 December 2004 amounted to a net gain of RMB129.6 million, because of the reversal of the impairment of properties we held in Macau which were impaired in 2003 due to the downturn of the property market at that time. For the same reason, we recorded a net gain in the amount of RMB142.8 million from our real estate development business for the year ended 31 December 2004. We recorded net other expenses of RMB2.1 million from our other operations for the year ended 31 December 2005. Other expenses from our real estate business amounted to RMB28.1 million for the year ended 31 December 2005.

Segment results. As a result of the foregoing reasons, total operating profit for our operations other than construction, survey, design and consultancy and manufacturing operations was RMB277.7 million in the

year ended 31 December 2004 and RMB212.4 million for the year ended 31 December 2005, respectively. Our segment operating profit margin for the years ended 31 December 2004 and 2005 was 12.5% and 7.4%, respectively.

Discussion of other results in the income statement

The following discussion relates to our business as a whole and is not specific to any individual business segment.

Finance revenue. Our finance revenue increased by 36.8% from RMB280.7 million in the year ended 31 December 2004 to RMB384.0 million in the year ended 31 December 2005. The increase was mainly due to the increase in our bank deposits and increase in interest rates.

Finance costs. Our finance costs increased from RMB416.2 million for the year ended 31 December 2004 to RMB782.8 million for the year ended 31 December 2005, primarily due to the increase in interest on bank and other loans of RMB425.6 million, partially offset by the increase in interests capitalized in construction contracts of RMB44.7 million.

Share of profits of jointly-controlled entities and associates. Share of profits of jointly-controlled entities and associates increased by RMB9.2 million, or 18.4% from RMB50.0 million in the year ended 31 December 2004 to RMB59.2 million in the year ended 31 December 2005. The increase was primarily due to the increase in profits of Chun Wo — Henryvicy — CRCC — Queensland Rail joint venture, partly offset by the decrease in profits of AMEC — Hong Kong Construction CC-202 joint venture.

Tax. Our tax expenses increased by 128.4% from RMB179.3 million in the year ended 31 December 2004 to RMB409.5 million in the year ended 31 December 2005, primarily due to the increase in our taxable profit.

Profit for the year. As a result of the foregoing, our profit for the year ended 31 December 2005 increased by 173.1%, or RMB333.3 million, from RMB192.6 million in the year ended 31 December 2004 to RMB525.9 million in the year ended 31 December 2005.

Minority interests. Minority interest increased by 96.8% from RMB89.7 million for the year ended 31 December 2004 to RMB176.5 million for the year ended 31 December 2005, primarily due to an increase of profit in subsidiaries not wholly owned by us.

Profit attributable to equity holder of the Company. As a result of the foregoing, profit attributable to equity holder of the Company was RMB102.9 million for the year ended 31 December 2004 and RMB349.3 million for the year ended 31 December 2005.

Geographic Analysis of Our Operations

We conduct business in China as well as other countries and territories throughout the world. The following table sets forth our revenue from external sales for the periods indicated:

	Year ended 31 December						Eleven months ended 30 November			
	2004		2005		2006		2006		2007	
	Revenue	Cost of sales	Revenue	Cost of sales	Revenue	Cost of sales	Revenue	Cost of sales	Revenue	Cost of sales
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)	(audited)	(audited)
	(RMB million)						(RMB million)			
Domestic operations...	84,770.2	78,580.8	108,627.0	100,927.8	150,092.4	140,753.8	135,061.9	126,694.2	141,683.7	132.190.6
Overseas operations...	1,417.3	1,221.7	2,167.7	1,942.0	3,516.6	3,259.1	3,221.7	2,988.0	4,983.2	4,743.8
Total.........	**86,187.5**	**79,802.6**	**110,794.7**	**102,869.8**	**153,609.0**	**144,013.0**	**138,283.7**	**129,682.1**	**146,667.0**	**136,934.5**

In the eleven months ended 30 November 2007, revenue generated from our overseas operations increased to RMB4,983.2 million from RMB3,221.7 million in the eleven months ended 30 November 2006 due to the commencement of a number of large-scale construction projects in overseas countries and territories in Africa and Asia, which we won because of our increased capacity to conduct overseas operations and the increased recognition of our brand name in these markets. The percentage of the overseas sales to our total revenue increased from 2.3% to 3.4% in the same period, which is consistent with our strategy to develop our overseas operations.

In the year ended 31 December 2006, revenue generated from our overseas operations increased to RMB3,516.6 million from RMB2,167.7 million in the year ended 31 December 2005 due to the commencement of a number of large-scale construction projects in overseas countries and territories in Africa and Asia, which we won because of our increased capacity to conduct overseas operations and the increased recognition of our brand name in overseas markets. The percentage of the overseas sales to our total revenue increased from 2.0% to 2.3% in the same period, which is consistent with our strategy to develop our overseas operations.

In the year ended 31 December 2005, revenue generated from our overseas operations increased to RMB2,167.7 million from RMB1,417.3 million in the year ended 31 December 2004 due to our strategy to develop the overseas market following the PRC Government's "going out" policy that encourages the Chinese enterprises like our Company to conduct business outside of China. The percentage of the overseas sales to our total revenue increased from 1.6% to 2.0% in the same period.

The gross margin generated from oversea operations is generally higher than the gross margin generated from domestic operations due to different market conditions.

Liquidity and Capital Resources

Our principal sources of funds have been cash generated from operations and various short-term and long-term bank borrowings and lines of credit, as well as equity contributions from shareholders. Our liquidity requirements relate primarily to working capital needs, purchases of fixed assets, and servicing our indebtedness.

We have historically met our working capital and other liquidity requirements principally from cash provided by operations, while financing the remainder primarily through bank borrowings. Besides financing our operations with the proceeds from the A Share Offering and the Global Offering, we will continue to rely on our internally generated cash flows.

We focus on improving the profitability of our business to improve our operating cash flow. We closely monitor and manage (i) the level of our accounts payables and receivables, (ii) our inventory level, and (iii) our ability to obtain external financing by implementing various internal guidelines and mechanisms, which include:

- established approval procedures for our contract terms governing collection and payment, strict compliance with contractual terms, regular reviews of the collection and payment for account receivables and payables, the allocation of responsibility on account receivables and provision for doubtful debts;
- centralized procurement, budget management, inventory management and an acceptance and return system, to control our raw materials procurement and enhance inventory management; and

- increasing our credit facilities. As of 30 November 2007, we had credit facilities in the amount of RMB176.5 billion, of which we have utilized RMB59.1 billion. We had remaining credit facilities in the amount of RMB117.4 billion.

We intend to further improve our receivable management and control our inventory level. We also intend to maintain a prudent capital expenditure policy, according to our business development needs and our cash flow situation. According to our corporate policy, the capital expenditure plans of each of our subsidiaries as well as any independent capital expenditure exceeding a certain amount must be approved by our corporate headquarters.

Cash Flow

The following table sets out changes in cash flows for the periods indicated:

	Year ended 31 December			Eleven months ended 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Cash and cash equivalents at beginning of year/period	10,968.1	11,676.4	14,224.6	18,373.6
Net cash inflow from operating activities	2,843.5	4,576.7	6,336.9	6,026.6
Net cash outflow from investing activities	(3,008.4)	(4,731.8)	(4,809.0)	(9,732.7)
Net cash inflow from financing activities	873.2	2,721.7	2,672.0	9,001.8
Net increase in cash and cash equivalents	708.3	2,566.6	4,200.0	5,295.7
Cash and cash equivalents at end of year/period	11,676.4	14,224.6	18,373.6	23,630.0

Cash flows from operating activities

For the eleven months ended 30 November 2007, we had net cash inflow from operating activities of RMB6,026.6 million, mainly as a result of profit before tax in the amount of RMB3,417.0 million generated in the period adjusted for (i) depreciation in fixed assets of RMB2,928.9 million; (ii) increase in trade and bills payables of RMB5,807.1 million due to our involvement in an increased number of construction projects which increased the purchases of raw materials and engagement of subcontractors; and (iii) increase in other payables and accruals of RMB17,216.2 million, mainly consisting of advances for customers, accrued salaries, wages and benefits and other tax payables; and partially offset by: (i) the increase in completed properties held for sale and properties under development of RMB2,036.9 million due to the growth of our real estate development business; (ii) increase in prepayment, deposits and other receivables of RMB6,967.4 million due to the increase in projects for which we were subject to performance bond and retention money and (iii) increase in construction contracts of RMB8,487.6 million due to expansion of our construction operations.

For the year ended 31 December 2006, we had net cash inflow from operating activities of RMB6,336.9 million, mainly as a result of profit before tax in the amount of RMB2,098.2 million generated in the period adjusted for (i) depreciation in fixed assets of RMB2,364.2 million; (ii) increase in trade and bills payables of RMB7,557.2 million due to our involvement in an increased number of construction projects which increased the purchases of raw materials and engagement of subcontractors; and (iii) increase in other payables and accruals of RMB5,243.9 million, mainly consisting of advances for customers, accrued salaries, wages and benefits and other tax payables; and partially offset by: (i) the increase in trade and bills receivables of RMB6,616.2 million due to our involvement in an increased number of construction projects; (ii) increase

in prepayments, deposits and other receivables of RMB2,820.2 million due to the increase in projects for which we were subject to performance bond and retention money; and (iii) the increase in inventories of RMB1,451.4 million mainly due to an increase in purchases of raw materials.

For the year ended 31 December 2005, we had net cash inflow from operating activities of RMB4,576.7 million, mainly as a result of profit before tax in the amount of RMB935.4 million generated in the period adjusted for (i) depreciation of fixed assets of RMB1,938.9 million; and (ii) increases in trade and bills payables of RMB7,096.2 million; and (iii) increase in other payables and accruals of RMB7,775.0 million, mainly consisting of advances from customers, accrued salaries, wages and benefits as well as other tax payables; and partially offset by (i) an increase in trade and bills receivables of RMB3,161.4 million due to increases of the scale of our operations; (ii) an increase in prepayments, deposits and other receivables of RMB2,134.9 million due to the increase in projects for which we were subject to performance bond and retention money; (iii) an increase in the construction contract receivables of RMB7,515.0 million due to the expansion of our construction operations; and (iv) an increase in inventories of RMB563.6 million mainly due to the increase in purchases of raw materials.

For the year ended 31 December 2004, we had net cash inflow from operating activities of RMB2,843.5 million, mainly consisting of: (i) an increase in prepayments, deposits and other receivables of RMB3,768.9 million due to an increase in projects for which we were subject to performance bonds and retention money; (ii) an increase in construction contracts in the amount of RMB3,053.8 million due to the expansion of our construction operations; and (iii) an increase in trade and bills receivables of RMB1,636.2 million due to completion of important stage of major construction projects in this period; and partially offset by: (i) an increase in trade and bill payables of RMB7,054.9 million due to an increase in the number of construction projects in which we were involved which increased the purchase of raw materials and engagement of subcontractors; and (ii) an increase in other payables and accruals in the amount of RMB2,753.4 million, mainly consisting of advances from customers, accrued salaries, wages and benefits as well as other tax payables.

Cash flow from investing activities

For the eleven months ended 30 November 2007, our net cash outflow from investing activities was RMB9,732.7 million. Our net cash outflow for investing activities mainly consists of (i) purchase of property, plant and equipment of RMB7,158.5 million; (ii) purchase of minority interests of RMB2,370.4 million; and (iii) the increase in balances with the ultimate holding company. Our net cash inflow for investing activities mainly consists of: (i) proceeds from disposal of property, plant and equipment of RMB902.7 million; (ii) cash received from disposal of available-for-sale and held-to-maturity investments of RMB151.8 million; and (iii) the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary, China Railway Energy Investment Co., Ltd. (中鐵能源投資有限公司), of RMB117.2 million.

For the year ended 31 December 2006, our net cash outflow from investing activities was RMB4,809.0 million. Our net cash outflow for investing activities mainly consists of (i) purchase of property, plant and equipment of RMB5,260.3 million; (ii) additions to intangible assets of RMB209.0 million. Our net cash inflow for investing activities mainly consists of (i) proceeds from disposal of financial assets at fair value through profit or loss of RMB106.0 million; (ii) proceeds from disposal of property, plant and equipment of RMB970.7 million; and (iii) cash received from disposal of available-for-sale and held-to-maturity investments of RMB67.0 million.

For the year ended 31 December 2005, our net cash outflow from investing activities was RMB4,731.8 million. Our net cash outflow for investing activities mainly consists of (i) purchase of property, plant and equipment of RMB4,569.7 million; (ii) increase in non-pledged time deposits with original maturity of three months or more when acquired of RMB550.6 million; and (iii) purchase of available-for-sale investments and held-to-maturity investments of RMB323.5 million. Our net cash inflow for investing activities mainly consists of (i) proceeds from disposal of property, plant and equipment of RMB797.7 million; and (ii) cash received from disposal of available-for-sale and held-to-maturity investments of RMB168.1 million.

For the year ended 31 December 2004, our net cash outflow from investing activities was RMB3,008.4 million. Our net cash outflow for investing activities mainly consists of (i) purchase of property, plant and equipment of RMB2,814.6 million mainly for our construction operations; and (ii) increase in non-pledged time deposits with original maturity of three months or more when acquired of RMB751.1 million; Our net cash inflow for investing activities mainly consists of (i) proceeds from disposal of financial assets at fair value through profit or loss of RMB52.7 million; (ii) proceeds from disposal of property, plant and equipment of RMB644.4 million; and (iii) proceeds from disposal of prepaid land lease payments of RMB37.5 million.

Net cash flow from financing activities

For the eleven months ended 30 November 2007, our net cash inflow from financing activities was RMB9,001.8 million. Our net cash inflow for financing activities mainly consists of cash from new bank and other borrowings of RMB24,552.1 million. Our net cash outflow for financing activities mainly consists of: (i) cash used in repayment of bank and other borrowings of RMB15,609.3 million; and (ii) cash used in the payment of interests of RMB1,386.1 million.

For the year ended 31 December 2006, our net cash inflow from financing activities was RMB2,672.0 million. Our net cash inflow for financing activities mainly consists of cash from new bank and other borrowings of RMB16,427.0 million. Our net cash outflow for financing activities mainly consists of (i) cash used in repayment of bank and other borrowings of RMB12,206.9 million; and (ii) cash used in the payment of interests of RMB1,082.9 million.

For the year ended 31 December 2005, our net cash inflow from financing activities was RMB2,721.7 million. Our net cash inflow for financing activities mainly consists of cash from new bank and other borrowings of RMB13,581.7 million. Our net cash outflow for financing activities mainly consists of (i) cash used in repayment of bank and other borrowings of RMB9,718.2 million; and (ii) cash used in the payment of interests of RMB896.1 million.

For the year ended 31 December 2004, our net cash inflow from financing activities was RMB873.2 million. Our net cash inflow for financing activities mainly consists of cash from new bank and other borrowings of RMB8,575.8 million. Our net cash outflow for financing activities mainly consists of (i) cash used in repayment of bank and other borrowings of RMB7,078.9 million; and (ii) cash used in the payment of interests of RMB462.7 million.

Capital Expenditures

We incurred capital expenditures for the construction, expansion and technology upgrade of our facilities and purchase of equipment used for the construction projects. In addition, we incurred capital expenditures for the capacity expansion of our plants for the production of large track maintenance machinery

and railway track components. Our capital expenditures were RMB3,293.3 million, RMB3,541.5 million and RMB6,576.3 million for the years ended 31 December 2004, 2005 and 2006, respectively.

The following table sets forth our capital expenditures during the Track Record Period as well as the current estimate of our capital expenditures for 2007 and 2008 primarily in relation to our business operations:

	Year ended at 31 December				
	2004	2005	2006	2007E	2008E
	(audited)	(audited)	(audited) (RMB million)	(unaudited)	(unaudited)
Construction operations	2,890.3	3,305.0	6,157.0	9,418.8	8,439.0
Survey, design and consultancy operations	265.9	130.5	210.9	458.7	341.0
Manufacturing operations	34.4	14.7	21.1	532.5	1,065.0
Others	102.6	91.3	187.2	168.4	185.0
Total	**3,293.3**	**3,541.5**	**6,576.3**	**10,578.4**	**10,030.0**

Our planned capital expenditures for our construction operations will primarily consist of expenditures for the purchase of machinery and equipment for construction projects. Our planned capital expenditure for our manufacturing operations will primarily consist of expenditures for the upgrade of our production base for large track maintenance machinery and high-speed railway switches and rail fasteners.

For the eleven months ended 30 November 2007, we had already incurred RMB10,328.5 million in capital expenditures. We plan to fund the capital expenditures of our capital expenditure for the remaining portion of 2007 mainly from cash from operations and 2008 primarily with the proceeds from the A Share Offering and Global Offering and cash from our operations. See "Future Plans and Use of Proceeds" and "Appendix V — The A Share Offering".

The estimated amounts of expenditures set out above may vary from actual amounts of expenditures for a variety of reasons, including changes in market conditions and other factors and has not been approved by the Board. Any expansion of our capacity beyond the projects listed may require additional debt or equity funding. Our ability to obtain additional funding in the future is subject to a variety of uncertainties including our future results of operations, financial condition and cash flows, economic, political and other conditions in the PRC and Hong Kong, and the PRC Government's policies relating to foreign currency borrowings.

We manage our capital expenditures through our capital budget management system. At the end of each year, each of our subsidiaries prepares its capital expenditure plan for the following year according to its business needs, and reports to our headquarters. Requests from subsidiaries are analyzed and prioritized according to the overall development strategy of our Company. Our headquarters then communicates with each subsidiary the proposed revisions to its capital budget plan. The final budget plan is approved by the Board and distributed to subsidiaries for implementation. We plan to finance our capital commitments using cash flow generated from our operations as well as external financings, including the A Share Offering, the Global Offering and bank borrowings. We may also issue debt securities, such as short-term notes after our listing. We may also selectively enter into joint ventures with companies that have strong financial backing to pool the financial resources required for large-scale projects.

Working Capital

Taking into account a portion of the net proceeds available to us from the Global Offering, our cash and cash equivalents on hand, our available credit facilities and cash generated from future operations, our Directors are of the opinion that we have sufficient working capital for our present requirements and for the

next 12 months from the date of this Prospectus. As of 30 November 2007, we had RMB176,500 million of banking facilities made available to us by commercial banks, among which approximately RMB117,400 million were not utilized.

Inventory

The following table sets forth the components of our inventory as of the balance sheet dates indicated:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Raw materials[1]	2,378.6	2,614.2	3,479.8	4,405.4
Work-in-progress	709.6	744.2	847.3	755.2
Finished goods	375.6	534.0	581.2	695.1
Spare parts	546.8	673.6	1,086.2	2,034.0
Total	**4,010.7**	**4,565.9**	**5,994.5**	**7,889.7**

(1) Include materials-in-transit and raw materials.

Our inventory balances as of 31 December 2004, 2005 and 2006 and 30 November 2007 have been increasing. The increases are primarily due to our large purchase quantities of raw materials because of the increase of our construction operations and the expected increase in raw material prices. Our subsequent usage/sales of inventories as of 30 November 2007 from 1 December 2007 to 31 December 2007 amounted to RMB2,938.8 million.

The following table sets forth the turnover days of our inventory for the periods indicated:

	Year ended 31 December			Eleven months ended 30 November
	2004	2005	2006	2007
Turnover days of inventory[1]	18	15	13	15

(1) Turnover days of inventories is derived by dividing the arithmetic mean of the opening and closing balances of inventory for the relevant period by cost of sales multiplying 365 days. Turnover days of inventory for an eleven-month period is derived by dividing the arithmetic mean of the opening and closing balances of inventory by cost of sales for the relevant period and then multiplied by 334 days.

The turnover days of inventory for the three years ended 31 December 2006 were 18 days, 15 days and 13 days, respectively. The improvement in turnover days is in line with our continuous efforts to improve our inventory management.

Contract work-in-progress

The following table sets out our contract work-in-progress as of the balance sheet date indicated:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Contract cost incurred plus recognized profit less recognized losses	171,312.1	246,123.0	356,352.7	484,772.1
Less: progress billings received and receivable	(164,180.6)	(231,928.1)	(342,707.5)	(462,702.3)
Contract work-in-progress	7,131.4	14,194.9	13,645.2	22,069.8
Representing:				
Amount due from customers for contract work	13,126.5	23,172.2	28,054.1	36,029.6
Amount due to customers for contract work	(5,995.1)	(8,977.3)	(14,408.9)	(13,959.8)
	7,131.4	14,194.9	13,645.2	22,069.8

Our contract work-in-progress increased from RMB7,131.4 million in the year ended 31 December 2004 to RMB14,194.9 million in the year ended 31 December 2005 mainly due to the increase in our business scale. In the year ended 31 December 2006, our contract work-in-progress decreased slightly from RMB14,194.9 million in the year ended 31 December 2005 to RMB13,645.2 million primarily due to the quicker settlement of amount by customers.

Trade receivables and trade payables

The following table sets forth the turnover days of our trade receivables and trade payables for the periods indicated:

	Year ended 31 December			Eleven months ended 30 November
	2004	2005	2006	2007
Turnover days of trade receivables(1)	54	49	46	49
Turnover days of trade payables(2)	99	93	84	87

(1) Turnover days of trade receivables is derived by dividing the arithmetic mean of the opening and closing balances of trade receivables for the relevant period by revenue multiplying 365 days. Turnover days of trade receivables for an eleven-month period is derived by dividing the arithmetic mean of the opening and closing balances of trade receivables by revenue for the relevant period and then multiplied by 334 days.

(2) Turnover days of trade payables is derived by dividing the arithmetic mean of opening and closing balances of trade payables, for the relevant period by cost of sales multiplying 365 days. Turnover days of trade payables for an eleven-month period is derived by dividing the arithmetic mean of the opening and closing balances of trade payables by cost of sales for the relevant period and then multiplied by 334 days.

We do not have a standardized and universal credit period granted to customers of our construction services. Additionally, certain customers of our construction services set out their requested credit periods in their bidding documents. Accordingly, the credit periods are, to a certain extent, influenced by these customers. The credit periods of individual customers are therefore considered on a case-by-case basis and set out in the construction contracts, as appropriate. For those customers that are government authorities or large enterprises with good credit history, we usually agree to the granting of a longer credit period.

In addition, we have adopted a series of policies and efforts to achieve prompt recoveries of our overdue trade and bills receivables, such as stringent credit standards for credit analysis of our clients, close monitoring of the recoverability of our overdue trade and bills receivables. Due to these efforts, the turnover days of trade receivables decreased from 54 days in the year ended 31 December 2004 to 46 days in the year ended 31 December 2006.

The turnover days of trade and bills payable of our Company decreased from 99 days in the year ended 31 December 2004 to 84 days in the year ended 31 December 2006. This was primarily due to the increase in raw material prices, which, in turn, caused us to increase the usage of payment at sight for raw materials procurement. However, the impact of the decrease in turnover days of trade and bills payable on our cash flow situation was reduced by the decrease in turnover days of trade and bills receivables.

The following table sets forth an aging analysis of trade and bills receivable as of the balance sheet dates indicated:

	As of 31 December						As of 30 November
	2004		2005		2006		2007
	(audited) (RMB million)	%	(audited) (RMB million)	%	(audited) (RMB million)	%	(audited) (RMB million)
Less than one year	11,526.8	80.2	14,222.3	81.4	19,774.2	82.4	23,861.1
One to two years . . .	1,916.0	13.3	2,060.8	11.8	2,767.7	11.5	2,439.2
Two to three years . .	596.3	4.1	788.0	4.5	928.4	3.9	847.7
More than three years	331.1	2.3	392.9	2.2	530.9	2.2	461.2
	14,370.2	100.0	17,464.0	100.0	24,001.1	100.0	27,609.2

We account for our trade and bills receivables from the date of recognition. However, according to our construction contracts, a number of our customers are entitled to a grace period of up to three years after the relevant projects are completed, while revenue is recognized upon completion of the relevant projects according to the accounting principles applicable to our Company. The grace period may increase the aging of our accounts receivables. The trade receivables with an aging of more than three years mainly consisted of our BT projects, which generally have a maturity period from two to six years. Our subsequent settlement of trade and bills receivables as of 30 November 2007, including retention money receivables, from 1 December 2007 to 31 December 2007 amounted to RMB5,211.5 million.

As of 31 December 2006, a portion of our trade and bills receivables are aged over the credit period granted to our customers, which is not an uncommon issue in current Chinese construction market in light of the bargaining power of large customers who may not settle the outstanding receivable balances on a timely basis. In particular, for those customers that are government related agencies/entities, it may take a longer period to complete their internal procedure for acceptance of the construction work and processing of payments to us. Our management closely monitors the recoverability of our overdue trade and bills receivables on a regular basis, and, when appropriate, provides for impairment of these accounts receivable. As of 31 December 2006, we had a provision for impairment of RMB711.3 million. Our Directors believe that the provision for impairment of our Company is adequate to protect our normal business operations.

The following table sets forth an aging analysis of trade and bills payable as of the balance sheet dates indicated:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Less than one year	20,556.5	25,632.2	33,353.2	38,915.4
One to two years	2,277.9	3,078.0	3,026.3	2,421.7
Two to three years	782.2	847.8	1,362.8	956.5
More than three years	464.9	431.5	508.3	592.5
	24,081.5	29,989.5	38,250.7	42,886.1

For purchases of raw materials, our suppliers typically grant us a credit period ranging from 90 to 180 days. As of 30 November 2007, our trade and bill payables of more than three years amounted to approximately RMB592.5 million, mainly consisting of undue long-term retention money payables. Subcontracting charges are paid in accordance with the terms of the contracts governing the relevant transactions which normally range from 45 to 60 days. Under the relevant contracts, we may be able to extend our payment terms and require our suppliers and contractors to place retentions with us for a period of usually one year. As of 31 December 2006, approximately 36.4% of our trade and bills payables were aged over 180 days. Nevertheless, there have not been any material disputes arising from the late payments of outstanding balances under our contracts with suppliers or subcontractors. As of 31 December 2006, our trade and bills payable increased by RMB8,261.2 million from RMB29,989.5 million as of 31 December 2005. The increase was primarily because we were granted a longer credit period by our supplier due to the increase of our business scale our outstanding credit standard. Our subsequent settlement of trade and bills payables as of 30 November 2007, including retention money payables, from 1 December 2007 to 31 December 2007 amounted to RMB7,852.8 million.

Retentions

We had retention receivables of RMB2,602.5 million, RMB3,475.7 million, RMB4,810.0 million and RMB5,522.2 million as of 31 December 2004, 2005 2006 and as of 30 November 2007, respectively. We had retention payables of RMB585 million, RMB823 million, RMB738 million and RMB650 million as of 31 December 2004, 2005 2006 and as of 30 November 2007, respectively. Our subsequent settlement of trade and bills receivables as of 30 November 2007, including retention money receivables, from 1 December 2007 to 31 December 2007 amounted to RMB5,211.5 million. Our subsequent settlement of trade and bills payables as of 30 November 2007, including retention money payables, from 1 December 2007 to 31 December 2007 amounted to RMB7,852.8 million.

The following table sets forth the analysis of our retention money as of 30 November 2007:

	Within 1 year	1 to 2 years	2 to 3 years
		(RMB million)	
Retention money receivable	4,135.7	635.3	213.2
Retention money payable	813.2	426.8	112.3

We usually maintain retention receivables and retention payables for a duration of one to six years. As the retention receivables and retention payables are expected to be settled within our normal operating cycles, they are classified as current assets and current liabilities for accounting presentation purposes. Retention

receivables, and the corresponding retention payables, may be extended to up to five years for major customers and customers with whom we have a long-term relationship, or due to longer contractual maintenance periods for large-scale projects and extension of maintenance periods as a result of change in scope of work or repairs. Retention receivables are interest-free and recoverable at the end of the retention period of the relevant construction contract, which is usually one year.

Prepayments, deposits and other receivables

Our prepayments, deposits and other receivables included advances to suppliers, prepayments and deposits and other receivables. Advances to suppliers mainly represented advance payments to suppliers for the purchase of inventories and advance payments to sub-contractors for sub-contracting work. Prepayments mainly represented prepaid rental and insurance expenses. Deposits and other receivables mainly represented bidding bonds, performance bonds and various deposits required for our business operations. Our prepayments, deposits and other receivables increased from RMB15,765.8 million in 2004, to RMB18,443.9 million in 2005, RMB21,585.4 million in 2006, and RMB27,408.6 million as of 30 November 2007, primarily because of the increase in prepayments to our suppliers and the increase in bid deposits to customers, in response to the enlarged operation scale.

Provision for supplementary pension subsidies and early retirement benefits

We paid supplementary pension subsidies to employees who retired prior to 1 January 2007. Pursuant to the Restructuring, CRCCG has agreed to assume the liabilities of the supplementary pension subsidies of the retired employees from 1 January 2007. Subsequent to 1 January 2007, we terminated the supplementary pension subsidies plan for our employees who retired after 1 January 2007.

In the attempt to streamline our workforce and improve efficiency, we implemented an early retirement plan, under which we compensate certain early-retired employees till they formally retire. Upon retirement, they will be covered by government-sponsored retirement plans.

Our obligations in respect of the supplementary pension subsidies and early retirement benefits at the balance sheet dates were computed by an independent actuary, Towers, Perrin, Forster & Crosby, Inc., Hong Kong, whose actuaries are members of the Society of Actuaries of the United States of America, using the projected unit credit actuarial cost method. As of 31 December 2004, 2005 and 2006 and 30 November 2007, our provision for those obligations were RMB11,766.8 million, RMB11,614.7 million, RMB11,250.3 million and RMB7,860.9 million, respectively. See Note 35 of the Accountant's Report included Appendix I of this Prospectus for more details.

Other payables and accruals

Other payables and accruals included advances from customers, accrued salaries, wages and benefits, other taxes payable and others. Advances from customers mainly represented advances received from customers for the construction contracts. Accrued salaries, wages and benefits mainly represented accruals of salaries, bonuses, allowances, housing fund, social insurance and union and education funds. Other taxes payable mainly represented business taxes and value-added taxes payable. Others mainly represented payables to sub-contractors for payments made on behalf of our Company, deposits and performance bonds received from sub-contractors, payables for the purchases of machinery and equipment and payables for repair and maintenance expenses. As of 31 December 2004, 2005, 2006 and 30 November 2007, we had other payables and accruals of RMB25,606.6 million, RMB33,002.8 million, RMB38,323.8 million and RMB58,030.3 million. The increase in other payables and accruals was primarily because the increase in

customer advances resulting from our enlarged operating scale. Our advances from customers increased from RMB13,327.5 million in 2004, to RMB18,961.1 million in 2005, RMB22,023.2 million in 2006, and to RMB35,931.6 million as of 30 November 2007.

Liquidity ratios

Our current assets divided by current liabilities, or current ratio, was 0.97, 0.99, 0.98, and 0.95 as of 31 December 2004, 2005 and 2006 and 30 November 2007, respectively. Our current assets after subtraction of inventories divided by current liabilities, or quick ratio, was 0.91, 0.93, 0.92, and 0.89 as of 31 December 2004, 2005 and 2006 and 30 November 2007, respectively.

Our cash and cash equivalents (including pledged deposits) exceeded our total interest-bearing borrowings during the Track Record Period, and therefore, we were in a net cash position. As of 31 December 2004, 2005 and 2006 and 30 November 2007, we had net cash of RMB4,957.3 million, RMB4,295.2 million, RMB4,528.7 million and RMB946.0 million, respectively.

Indebtedness

Borrowings

Our consolidated borrowings as of 31 December 2004, 2005 and 2006 and 30 November 2007 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Secured bank loans	164.7	290.5	265.6	1,027.9
Current	159.5	261.3	173.6	423.9
Non-current	5.2	29.2	92.0	603.9
Unsecured bank loans	8,583.1	12,262.3	16,521.4	22,134.1
Current	7,433.2	9,327.3	11,984.3	16,650.8
Non-current	1,149.9	2,935.1	4,537.1	5,483.3
Other borrowings	264.4	322.9	453.4	646.5
Current	230.8	246.7	356.9	483.2
Non-current	33.6	76.2	96.5	163.3
Corporate bonds	—	—	—	1,992.3
Current	—	—	—	1,992.3
Non-current	—	—	—	—
Total	**9,012.2**	**12,875.7**	**17,240.4**	**25,800.7**
Current	7,823.5	9,835.3	12,514.7	19,550.3
Non-current	1,188.8	3,040.4	4,725.7	6,250.5

As of 30 November, 2007, we had other borrowings of RMB646.5 million, mainly from borrowers such as non-banking financial institutions, including Beijing Trust & Investment Co. Finance lease payables are also another main source of our other borrowings. As advised by our PRC legal adviser, Beijing Deheng Law office, such other borrowings are not in breach of relevant PRC laws and regulations.

For the year ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2006 and 2007, the average interest rate of our Company's interest-bearing loans and other borrowings was 4.86%, 6.70%, 6.17%, 5.93% and 6.58%.

The maturity profile of interest-bearing borrowings of our Company as of 31 December 2004, 2005 and 2006 and 30 November 2007 was as follows:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Within one year	7,823.5	9,835.3	12,514.7	19,550.3
In the second year	629.1	513.7	1,595.0	2,405.3
In the third to fifth years, inclusive	413.9	2,002.8	1,852.5	2,063.2
Beyond five years	145.8	524.0	1,278.2	1,781.9
Total	**9,012.2**	**12,875.7**	**17,240.4**	**25,800.7**

Our gearing ratio was 80.2%, 83.2% and 82.4% as of 31 December 2004, 2005 and 2006, respectively. Gearing ratio is derived by dividing total interest-bearing bank and other borrowings by total interest-bearing bank and other borrowings and shareholders' equity. As of the date of this Prospectus, all guarantees previously provided by CRCCG Group and its subsidiaries to our Company have been released or withdrawn.

Our Directors are of the view that, other than as disclosed above, there has been no material change in our indebtedness since 30 November 2007.

Commitments

Operating leases

We lease certain buildings under operating lease arrangements, with leases negotiated for terms ranging from one to seven years. The terms of the leases generally require us to pay security deposits. Our future minimum operating lease payments under non-cancelable operating leases as of the date indicated are set forth below:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Within one year	1.3	10.1	6.1	24.7
In the second to fifth year, inclusive	2.4	4.1	2.5	8.5
Beyond five years	0.2	0.0	—	1.8

Capital commitments

In addition to the operating lease commitments, we had the following commitments as of the dates indicated:

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Contracted, but not provided for:				
Property, plant and equipment	276.6	169.3	824.5	1,459.2
Intangible assets	—	—	1,784.1	1,216.2
Available-for-sale investment	—	184.6	117.4	35.0
Authorized, but not contracted for:				
Intangible assets	—	—	2.8	36.4
Property, plant and equipment	0.3	10.4	319.7	—
Capital contributions to jointly-controlled entity	—	—	70.0	—

Contingent liabilities

Pursuant to the agreement for the Restructuring entered into by the Company with CRCCG, except for liabilities constituting or arising out of or relating to businesses undertaken by the Company after the Restructuring, no other liabilities were assumed by our Company and our Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CRCCG. CRCCG has also undertaken to indemnify our Company in respect of any loss or damage incurred relating to the core business prior to their transfer by CRCCG to our Company in the Restructuring, any loss or damage suffered or incurred by our Company in relation to the novation of relevant contracts from CRCCG to the Company and as a result of any breach by CRCCG of any provisions of the Restructuring Agreement. The Company has also undertaken to indemnify CRCCG in respect of any damages suffered or incurred by CRCCG as a result of any breach by our Company of any provision of the Restructuring Agreement. We confirm that there has been no material change in our indebtedness and contingent liabilities since 30 November 2007.

Lawsuits and other proceedings

We were involved in a number of legal proceedings and claims against either the Company or the subsidiary of the Company in the ordinary course of business. The provisions regarding these proceedings and claims were approximately RMB12.0 million as of 31 December 2006, based on the best estimates of our management. See "Business — Legal proceedings".

Net Current Liabilities

Our net current liabilities decreased from RMB1,896.0 million as of 31 December 2004 to RMB881.6 million as of 31 December 2005, but increased to RMB1,887.7 million as of 31 December 2006 and RMB6,490.3 million as of 30 November 2007. As a large construction company, our operations require significant capital expenditures in purchasing machinery and equipments. In response to our business development needs during the Track Record Period, our capital expenditures increased significantly. We financed our capital expenditures through cash generated from our operations and both long-term and short-term bank borrowings, which led to our net current liability position.

Although we had net current liabilities during the Track Record Period, we had unutilized banking facilities of RMB117.4 billion as of 30 November, 2007 which was significantly in excess of our net current liability positions as of the balance sheet date. We have not experienced and do not expect to experience any difficulties meeting our obligations as they become due. We also intend to increase our share capital and adjust the term structure of our borrowings as appropriate to further improve our working capital situation. The following table sets forth our current assets and current liabilities as of the balance sheet dates indicated.

	As of 31 December			As of 30 November
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Current assets				
Inventories	4,010.7	4,565.9	5,994.5	7,889.7
Construction contracts	13,126.5	23,172.2	28,054.1	36,029.6
Trade and bills receivables	13,458.4	16,189.1	22,430.3	26,692.0
Prepayments, deposits and other receivables	15,742.0	18,391.0	21,524.6	27,328.1
Cash and cash equivalents	13,600.6	16,699.4	20,960.8	25,769.4
Other current assets	1,573.6	1,904.5	3,088.4	5,407.3
Total current assets	61,511.8	80,922.2	102,052.7	129,116.1
Current liabilities				
Trade and bills payables	23,496.3	29,165.8	37,512.9	42,235.9
Construction contracts	5,995.1	8,977.3	14,408.9	13,959.8
Other payables and accruals	25,203.1	32,765.6	38,048.5	57,699.8
Interest-bearing bank and other borrowings	7,823.5	9,835.3	12,514.7	19,550.3
Provision for supplementary pension subsidies and early retirement benefits	658.3	759.7	1,080.5	1,077.1
Other current liabilities	231.5	300.2	375.0	1,083.4
Total current liabilities	63,407.8	81,803.8	103,940.4	135,606.3
Net current liabilities	(1,896.0)	(881.6)	(1,887.7)	(6,490.3)

Off-balance Sheet Arrangements

As of 30 November 2007, being the date of our most recent financial statements, we did not have any off-balance sheet arrangements except for the contingent liabilities disclosed above.

Market risk

We are exposed to various types of market risks in the ordinary course of our business, including fluctuations in interest rates and foreign exchange rates, inflation risk and changes in costs of raw materials. We manage our exposure to these and other market risks through regular operating and financial activities.

Interest rate risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. We regularly review and monitor an appropriate level of a mix of fixed and floating rate borrowing in order to manage the interest rate risk. Our interest-bearing assets such as cash and cash equivalents currently exceed our interest bearing borrowings. We do not anticipate a significant impact resulting from changes in interest rates, although our future interest income and interest expenses may fluctuate in line with

changes in interest rates. We confirm that there has been no material change in the indebtedness and contingent liabilities since 30 November 2007.

Foreign currency risk

Our revenue and expenses are mainly predominated in RMB and over 90% of our financial assets and liabilities are denominated in RMB. We use, however, foreign currencies to settle our invoices from overseas operations, to settle our purchase of machinery and equipment from overseas suppliers and for certain expenses. The Renminbi is not freely convertible into other currencies and conversion of the Renminbi into foreign currencies is freely subject to rules and regulations of foreign exchange control promulgated by the PRC government. In July 2005, the PRC government introduced a managed floating exchange rate system to allow the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. The PRC government has since made, and may in the future make, further adjustments to the exchange rate system. When the Renminbi appreciates, the value of foreign currency denominated assets will decline against the Renminbi.

Fluctuation in foreign exchange currency rate may adversely affect us by decreasing any revenues from our sales which are denominated in foreign currency or increasing our borrowings which are denominated in foreign currencies. See "Risk Factors — Risks relating to the People's Republic of China — Changes in foreign exchange regulations and future movements in the exchange rate of Renminbi may affect the financial condition and results of operations of our Company and our ability to pay dividends". The following table sets forth the approximate change in our profit before tax and other components of equity in response to reasonably possible changes in the foreign exchange rates against the Renminbi to which we have significant exposure at the balance sheet dates during the Track Record Period:

		Year ended 31 December			Eleven months ended 30 November
		2004	2005	2006	2007
		(RMB million)			
Effect on profit before tax					
Increase in US dollar rate	+3%	14.5	40.7	25.5	36.5
Decrease in US dollar rate	−3%	(14.5)	(40.7)	(25.5)	(36.5)
Increase in Euro rate	+5%	(17.4)	(16.6)	(15.8)	(35.5)
Decrease in Euro rate	−5%	17.4	16.6	15.8	35.5
Effect on other components of equity					
Increase in Hong Kong dollar rate	+3%	(17.4)	(18.6)	(22.5)	(14.8)
Decrease in Hong Kong dollar rate	−3%	17.4	18.6	22.5	14.8

Credit risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any financial institutions. Because our major customers are state-owned enterprises and PRC Government agencies at the national, provincial and local levels, our management believes that they are reliable and of high credit quality and hence, there is no significant credit risk with these customers. In addition, because our exposure is spread over a diversified portfolio of customers, there is no significant concentration of credit risk.

Our held-to-maturity investments consist of an entrusted loan to a PRC domestic company, PRC government bonds and PRC corporate bonds. Available-for-sales investments and financial assets at fair value through profit or loss primarily consist of securities investment fund, shares of PRC listed and unlisted companies and PRC government bonds. We do not have any investments in sub-prime loans. Therefore, there is no drop in value of our investment portfolio due to sub-prime incident.

Liquidity risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditure. With regard to our future capital commitments and other financing requirements, we have already obtained approximately RMB176.5 billion banking facilities mainly from various reputable commercial banks in the PRC. As of 30 November 2007, of which an amount of approximately RMB59.1 billion was utilized. As of 30 November 2007, as we still has unutilized banking facilities of RMB117.4 billion whereas the cash outflow of our Company from investing activities was less than RMB10 billion for each of the Track Record Period, after taking into account the expansion of the business activities of our Company in the coming year, the Directors are of the view that we will not have any problem to obtain sufficient financial resources from banks to meet its financial requirements within 12 months from the date of this document. In addition, as most of the banking facilities of our Company were obtained from various PRC reputable commercial banks, the Directors are also of the view that our unutilized banking facilities will not be significantly affected by sub-prime lending issues which are currently hitting on certain overseas commercial banks.

PROFIT ESTIMATE

We believe that on the bases as set forth below and in the absence of unforeseen circumstances as set forth in Rule 11.17 of the Hong Kong Listing Rules, our estimated consolidated profit attributable to equity holders of the Company for the year ended 31 December 2007 is expected to be not less than RMB2,262 million under IFRS, including a significant gain on disposal of a subsidiary of RMB315.8 million and the write-off of net deferred tax assets of RMB600.2 million for the eleven month period ended 30 November 2007 as a result of reduction of income tax rate from 33% to 25% effective on 1 January 2008 according to the PRC Corporate Income Tax Law, which resulted in a decrease of RMB600.2 million in the net profit of our Company.

On a pro forma fully diluted basis based on the above profit estimate and assuming that (i) the Global Offering had been completed and a total of 9,706,000,000 Shares were outstanding throughout the year ending 31 December 2007; and that (ii) the Over-allotment Option will not be exercised, the estimated earnings per Share on a pro forma diluted basis for the year ending 31 December 2007 would be RMB0.233 (HK$0.254), representing fully diluted price to earnings multiples of approximately 39.0 times and 42.1 times based on the Offer Prices of HK$9.93 and HK$10.70 per Share respectively. The above calculation does not take into account A Shares to be issued in the A Share Offering.

On a pro forma fully diluted basis based on the above profit estimate and assuming that (i) the A Share Offering and the Global Offering had been completed and a total of 12,156,000,000 Shares were outstanding throughout the year ended 31 December 2007; and that (ii) the Over-allotment Option will not be exercised, the estimated earnings per Share on a pro forma diluted basis for the year ending 31 December 2007 would be RMB0.186 (HK$0.203), representing fully diluted price to earnings multiples of

approximately 48.9 times and 52.7 times based on the Offer Prices of HK$9.93 and HK$10.70 per Share respectively.

Bases

The prospective financial information has been prepared based on the accounting policies consistent in all material respects with those adopted by us as set forth in the Accountants' Report included as Appendix I to this Prospectus.

DIVIDEND POLICY

After completion of the Global Offering, our shareholders will be entitled to receive dividends declared by us. The proposal of payment and the amount of our dividends will be made at the discretion of our Board and will depend on our general business condition and strategies, cash flows, financial results and capital requirements, interests of our shareholders, taxation conditions, statutory and regulatory restrictions and other factors that our Board deems relevant. Any dividend distribution shall also be subject to the approval of our shareholders in the shareholders' meeting.

Under the PRC Company Law and our Articles of Association, we will pay dividends out of our after-tax profit only after we have made the following allocations:

- recovery of accumulated losses, if any;
- allocations to the statutory reserve fund equivalent to 10% of our after-tax profit; and
- allocations, if any, to a discretionary reserve fund approved by the shareholders in a shareholders' meeting.

When the statutory reserve fund reaches and is maintained at or above 50% of our registered capital, no further allocations to this statutory fund will be required. Our profit distributable for the above-mentioned allocations and our dividend distribution shall be our after-tax profit as determined by PRC GAAP or IFRS, whichever is lower.

All of our shareholders have equal rights to dividends and distributions in the form of stock or cash. For holders of our H Shares, cash dividend payments, if any, will be declared by our Board in Renminbi and paid in Hong Kong dollars.

On 30 November 2007, our sole shareholder resolved that all of our shareholders will be entitled to all of our distributable profits generated from 1 December 2007. However, due to the possible time difference between our A Share Offering and the Global Offering, our sole shareholder further resolved that:

(i) if the date of the listing of our H Shares is within the three-month period after the date of the listing of our A Shares, the shareholders of the Company, including A Share holders, CRCCG and H Share holders, will be entitled to our distributable profits generated from 1 December 2007 to the date of the completion of the Global Offering;

(ii) if our H Shares are not listed within the three-month period after the date of the listing of our A Shares, we will distribute our distributable profits generated from 1 December 2007 to the then A Share holders and CRCCG pursuant to our dividend policy and the distribution proposal as approved by our shareholders' meeting.

Considering our present financial condition, we currently intend, subject to the above mentioned limitations, and in the absence of any circumstances which might reduce the amount of distributable profits

whether by losses or otherwise, to distribute to our shareholders not less than 25% of our distributable profits for the years ended 31 December 2008 and 2009.

PRE-ESTABLISHMENT DISTRIBUTION AND SPECIAL DIVIDEND

In accordance with the "Provisional Regulation Relating to Corporate Reorganization of Enterprises and Related Management of State-owned capital and Financial Treatment" (the "Provisional Regulations") issued by the MOF, which became effective from 27 August 2002, and the Restructuring Agreement entered into between CRCCG and our Company, we are to make a distribution to CRCCG (the "Pre-establishment Distribution"), our sole shareholder prior to the initial offering of our A Shares, in an amount equal to the net profit attributable to shareholders for the period from 1 January 2007 to 5 November 2007 (the date on which our Company was incorporated).

In addition, pursuant to the resolution of a shareholders' meeting dated 30 November 2007, our sole shareholder, CRCCG, has resolved to make a special distribution to itself, as our sole shareholder, in an amount equal to the net profit of our Company for the period from 6 November 2007, the date immediately after the date on which our Company is incorporated, to 30 November 2007 (the "Special Dividend"). The net profit of our Company for the Pre-establishment Distribution and the Special Dividend in aggregate will be determined based on the audited accounts prepared in accordance with PRC GAAP for the eleven months ended 30 November 2007, after giving effect to relevant necessary adjustments. The total aggregate amount of the Pre-establishment Distribution and the Special Dividend is RMB2,423.9 million and will be paid to CRCCG prior to the completion of our A Share Listing. We intend to pay the Pre-establishment Distribution and the Special Dividend out of our internal financial resources. The Pre-establishment Distribution and Special Dividend will be settled prior to the listing of our H Shares on the Hong Kong Stock Exchange.

The holders of H Shares are not entitled to share in the Pre-establishment Distribution or Special Dividend. CRCCG is the only shareholder entitled to the Pre-establishment Distribution and the Special Dividend. In addition, any distributable profits available for distribution to our shareholders after the Global Offering will exclude the Pre-establishment Distribution and the Special Dividend.

The Pre-establishment Distribution is required to be paid to CRCCG under regulations issued by the MOF. We decided to distribute the Special Dividend based on our commercial discretion. You should not rely on the Pre-establishment Distribution and the Special Dividend as an indication of our future dividends distribution policy or practice.

DISTRIBUTABLE RESERVES

Our company does not have any available distributable reserve as of 30 November 2007.

UNAUDITED PRO FORMA ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

The following unaudited pro forma adjusted consolidated net tangible assets of our company have been prepared based on the audited consolidated net tangible assets of our company attributable to the equity holder of the Company as of 30 November 2007 as extracted from the Accountants' Report, the text of which is set out in Appendix I to this Prospectus, and is adjusted as described below.

The unaudited pro forma adjusted consolidated net tangible assets of our company have been prepared for illustrative purposes only and, because of their nature, they may not give a true picture of the financial position of our company.

The following unaudited pro forma adjusted consolidated net tangible assets of our company have been prepared to show the effect on the consolidated net tangible assets of our company as of 30 November 2007 as if the Global Offering had occurred on 30 November 2007.

	Consolidated net tangible assets attributable to equity holder of the Company as at 30 November 2007	Estimated net proceeds receivable by the Company from the Global Offering	Unaudited pro forma adjusted consolidated net tangible assets of our company attributable to equity holder of the Company	Unaudited pro forma adjusted consolidated net tangible assets per share	
	(RMB thousand)[1]	(RMB thousand)[2]	(RMB thousand)[3]	RMB[4]	HK$[5]
Based on the offer price of HK$9.93 per Share (low-end)	3,715,961	14,887,291	18,603,252	1.92	2.09
Based on the offer price of HK$10.70 per Share (high-end)	3,715,961	15,989,467	19,705,428	2.03	2.22

(1) The consolidated net tangible assets attributable to equity holder of the Company as of 30 November 2007, was determined as follows:

	RMB'000
Audited consolidated net assets of our company as set out in Appendix I	4,934,976
Less: Minority interests	208,408
Consolidated net assets attributable to equity holder of the Company	4,726,568
Less: Intangible assets	1,010,607
Consolidated net tangible assets attributable to equity holder of the Company	3,715,961

(2) The estimated net proceeds from the Global Offering are based on the offer price of HK$9.93 per share and HK$10.70 per share after deduction of the underwriting fees and other related expenses payable by the Company, and do not take into account of any shares which may be issued upon the exercise of the Over-allotment Option. The estimated net proceeds from the Global Offering are converted at the PBOC Rate from Hong Kong dollars into Renminbi at an exchange rate of HK$1 to RMB0.91631 prevailing on 22 February 2008.

(3) The unaudited pro forma adjusted consolidated net tangible assets per share are determined after the adjustments as described in note 2 above and on the basis that 9,706 million shares (being the number of shares expected to be in issue immediately after completion of the Global Offering, without taking into account of any shares which may be issued upon A Share Offering and any shares which may be issued upon the exercise of the Over-allotment Option) are issued and outstanding during the entire year. If the Over-allotment Option is exercised in full, the adjusted net tangible asset per Share will increase. Had effect been given to the A Share Offering in this calculation, the unaudited proforma adjusted consolidated net tangible assets per Share would have been RMB3.11 or HK$3.39 based on the offer price of HK$9.93 per H Share and RMB8.00 per A Share and RMB3.41 or HK$3.72 based on the offer price of HK$10.70 per H Share and RMB9.08 per A Share. This calculation is based on the assumption that 2,450,000,000 new A Shares were issued in the A Share Offering and the resulting net proceeds (after deduction of estimated related fees and expenses payable by the Company) of RMB19.2 billion (based on offer price of RMB8.00 per A Share) and RMB21.7 billion (based on offer price of RMB9.08 per A Share) from the A Share Offering.

(4) Details of the valuations of our company's properties as at 31 December 2007 are set out in "Appendix IV — Property Valuation" in this Prospectus. The revaluation surplus or deficit of properties included in buildings held for own use, assets under construction, land use rights, properties under development and completed properties held for sale will not be incorporated in our company's financial statements for the year ended 31 December 2007. If such revaluation surplus is incorporated in our company's financial statements for the year ended 31 December 2007, the annual depreciation charges would increase by approximately RMB105.2 million.

(5) The translation of Renminbi into Hong Kong dollars has been made at the rate of RMB0.91631 to HK$1.00, the PBOC rate prevailing on 22 February 2008. No representation is made that the Hong Kong dollar amounts have been, could have been or could be converted to Renminbi, or vice versa, at that rate or at any other rates or at all.

PROPERTY VALUE RECONCILIATION

Particulars of our property interests are set out in Appendix IV to this Prospectus. Sallmanns (Far East) Limited has valued our property interests as of 31 December 2007. A summary of values and valuation certificates issued by Sallmanns (Far East) Limited are included in Appendix IV to this Prospectus.

The table below sets forth the reconciliation of aggregate amounts of buildings from our audited consolidated financial statements as of 30 November 2007 to the unaudited net book value of our company's property interests as of 31 December 2007:

	RMB million
Net book value of our property interests as of 30 November 2007	13,050.3
Addition	439.1
Depreciation	(26.5)
Disposal	(41.1)
Net book value as of 31 December 2007	13,421.8
Valuation surplus as of 31 December 2007	3,429.8
Valuation as of 31 December 2007 per "Appendix IV — Property Valuation"	16,851.6

DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE HONG KONG LISTING RULES

Our Directors confirm that as of the Latest Practicable Date, there were no circumstances which would give rise to the disclosure requirements under Rules 13.13 to 13.19 of the Hong Kong Listing Rules had the H Shares been listed on the Hong Kong Stock Exchange on that date.

WAIVERS IN RELATION TO RULE 4.04(1) OF THE HONG KONG LISTING RULES AND EXEMPTION FROM STRICT COMPLIANCE WITH PARAGRAPHS 27 AND 31 OF THE THIRD SCHEDULE TO THE COMPANIES ORDINANCE

According to Paragraph 27 of the Third Schedule to the Companies Ordinance, we are required to include in this Prospectus a statement as to the gross trading income or sales turnover (as the case may be) of our Company during each of the three financial years immediately preceding the issue of this Prospectus.

According to Paragraph 31 of the Third Schedule to the Companies Ordinance, we are required to include in this Prospectus a report by our auditors with respect to profits and losses and assets and liabilities of our Company in respect of each of the three financial years immediately preceding the issue of this Prospectus.

Pursuant to Rule 4.04(1) of the Hong Kong Listing Rules, we are required to include in this Prospectus the accountants' report covering the results of our Company in respect of each of the three financial years immediately preceding the issue of this Prospectus.

The accountants' report for each of the three years ended 31 December 2006 and the eleven months ended 30 November 2006 and 2007 has been prepared and is set out in Appendix I to this Prospectus.

An application has been made to the SFC for a certificate of exemption from strict compliance with paragraphs 27 and 31 of the Third Schedule to the Companies Ordinance in relation to the inclusion of the accountants' report for the full year ended 31 December 2007 in this Prospectus on the ground that it would be unduly burdensome for us to do so within a short period of time after 31 December 2007. A certificate of exemption has been granted by the SFC under section 342A(1) of the Companies Ordinance.

An application has also been made to the Hong Kong Stock Exchange for a waiver from strict compliance with Rule 4.04(1) of the Hong Kong Listing Rules in relation to the inclusion of the accountants' report for the full year ended 31 December 2007 in this Prospectus on the ground that it would be unduly burdensome for us to do so within a short period of time after 31 December 2007, and such waiver has been granted by the Hong Kong Stock Exchange on the condition that listing of the shares of the Company on the Hong Kong Stock Exchange will commence on or before 31 March 2008.

NO MATERIAL ADVERSE CHANGE

Our Directors confirm that they have performed sufficient due diligence to ensure that, up to the date of this Prospectus, there has been no material adverse change in our financial position or prospects since 30 November 2007 (being the date to which our Company's latest consolidated audited financial results were prepared) and there is no event since 30 November 2007 which would materially affect the information shown in the Accountants' Report set out in Appendix I to this Prospectus.

FUTURE PLANS

See "Business — Our business strategies" for a detailed description of our Company's future plans.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately HK$16,855.4 million from the Global Offering, assuming that the Over-allotment Option is not exercised, after deducting the underwriting commissions and other estimated offering expenses payable by us and assuming the initial public Offer Price of HK$10.32 per H Share, being the mid-point of the indicative Offer Price range set forth on the cover page of this Prospectus. If the Over-allotment Option is exercised in full, we estimate that the additional net proceeds to our Company from the offering of these additional H Shares will be approximately HK$2,564.6 million, after deducting the underwriting commissions and our estimated expenses, assuming an Offer Price of HK$10.32 per H Share.

We intend to use the proceeds from the Global Offering for the purposes and in the amounts set out below:

- Approximately 80%, or HK$13,484.3 million, is expected to be used primarily for the purchase of equipment, primarily including equipment utilized in our railway and light rail infrastructure construction projects, such as hydraulic rock drilling machines, tunnel boring machines, tunneling backhoe loader, electrification engineering machinery and track-laying machinery. Such equipment will be used mainly for the Nigerian railway project, the North-South railway project, Section II in Saudi Arabia and the Tel Aviv red-line light rail concession with the Israeli Government. Other equipment includes equipment utilized in our highway construction projects, such as road surface construction equipment, tamping machines and heavy-duty dump trucks. Such equipment will be used mainly for the Algerian highway project and other potential overseas projects in Southeast Asia and the Middle-East. We expect to complete the equipment purchase in the future two to three years;

- Approximately 10%, or HK$1,685.5 million, is expected to be used primarily for the construction of a cement plant in Nigeria. The investment in the cement plant construction will supplement our project contracting and support the expansion of our operations and ability to secure new contracts in Nigeria, to help ensure smooth project execution. The construction period of this cement plant is expected to be approximately two years, and the project is expected to operate in the third year with expected production capacity of 2,500 tonnes per day, or 1 million tonnes per year; and

- Up to 10%, or HK$1,685.5 million, to fund our working capital.

To the extent that the net proceeds from the Global Offering are not immediately applied to the above purposes, we intend to deposit the proceeds into short-term demand deposits with offshore financial institutions and/or invested into offshore money market instruments. Proceeds from our H Share Offering will not be remitted into or used to fund any projects or facilities in the PRC. To the extent that net proceeds exceed our estimates, 90% and 10% of the excessive portion will be used to purchase equipment as well as for our working capital, respectively.

FUTURE PLANS AND USE OF PROCEEDS

We will not use any of the proceeds of the Global Offering to fund activities that a U.S. corporation would be prohibited from undertaking under sanctions administered by OFAC or under ILSA.

For details of the use of proceeds from our A Share Offering, see "Appendix V — The A Share Offering".

HONG KONG UNDERWRITERS

Joint Lead Managers
Citigroup Global Markets Asia Limited
CITIC Securities Corporate Finance (HK) Limited
Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008)

Co-Lead Managers
DBS Asia Capital Limited
ICEA Securities Limited

Co-Managers
China Everbright Securities (HK) Limited
First Shanghai Securities Limited
Guotai Junan Securities (Hong Kong) Limited
Shenyin Wanguo Capital (H.K.) Limited
Taifook Securities Company Limited
VC Brokerage Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Hong Kong Public Offering

Hong Kong Underwriting Agreement

Pursuant to the Hong Kong Underwriting Agreement, we are offering the Hong Kong Public Offer Shares for subscription by the public in Hong Kong on, and subject to, the terms and conditions of this Prospectus and the Application Forms at the Offer Price. Subject to the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the H Shares to be offered pursuant to the Global Offering as mentioned herein and to certain other conditions set out in the Hong Kong Underwriting Agreement, the Hong Kong Underwriters have agreed severally and not jointly to subscribe or procure subscribers for the Hong Kong Public Offer Shares which are being offered but are not taken up under the Hong Kong Public Offering on, and subject to, the terms and conditions of this Prospectus, the Application Forms and the Hong Kong Underwriting Agreement.

The Hong Kong Underwriting Agreement is conditional upon and subject to the International Underwriting Agreement having been signed and becoming unconditional.

Grounds for termination

The obligations of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Public Offer Shares under the Hong Kong Underwriting Agreement are subject to termination, if, at any time prior to 8:00 a.m. on the day that trading in the H Shares commences on the Hong Kong Stock Exchange:

(a) there develops, occurs, exists or comes into force:

(i) any new law or regulation or any change in existing law or regulation, or any change in the interpretation or application thereof by any court or other competent authority in or affecting Hong Kong, China, the United States, United Kingdom or Japan (each a ***Relevant Jurisdiction***); or

(ii) any change or development involving a prospective change or development in local, national, regional or international financial, political, military, industrial, economic, currency market, fiscal or regulatory or market conditions (including, without limitation, conditions in stock and bond markets, money and foreign exchange markets and inter-bank markets) in or affecting any Relevant Jurisdiction; or

(iii) any change or development in the financial markets in any Relevant Jurisdiction or generally in financial markets; or

(iv) any event or series of events in the nature of force majeure (including, without limitation, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of terrorism (whether or not responsibility has been claimed) or acts of God) in or affecting any Relevant Jurisdiction; or

(v) any local, national, regional or international outbreak or escalation of hostilities (whether or not war is or has been declared) or other state of emergency or calamity or crisis in or any Relevant Jurisdiction; or

(vi) (A) any suspension or limitation on trading in shares or securities generally on the Hong Kong Stock Exchange, the New York Stock Exchange, the London Stock Exchange, the Shanghai Stock Exchange, the Tokyo Stock Exchange or (B) a general moratorium on commercial banking activities in any Relevant Jurisdiction declared by the relevant authorities, or a material disruption in commercial banking activities or foreign exchange trading or securities settlement or clearance services in or affecting any Relevant Jurisdiction; or

(vii) any change or prospective change in taxation or exchange controls, currency exchange rates or foreign investment regulations in any Relevant Jurisdiction adversely affecting an investment in the H Shares, or

and which, in any such case and in the sole opinion of the Joint Global Coordinators (for themselves and on behalf of the other Hong Kong Underwriters),

(A) is or will be or is likely to be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company or its subsidiaries as a whole; or

(B) has or will have or is likely to have a material adverse effect on the success of the Global Offering or the level of Offer Shares being applied for or accepted or the distribution of Offer Shares and/or make it impracticable or inadvisable for any part of the Hong Kong Underwriting Agreement, the Hong Kong Public Offering or the Global Offering to be performed or implemented as envisaged; or

(C) makes or will or is likely to make it impracticable or inadvisable to proceed with the Hong Kong Public Offering and/or the Global Offering or the delivery of the Offer Shares on the terms and in the manner contemplated by the Prospectus; or

(b) there has come to the notice of the Joint Global Coordinators or any of the Hong Kong Underwriters:

(i) that any statement contained in this Prospectus, the Application Forms, the Formal Notice and any announcements in the agreed form issued by the Company in connection with the

Hong Kong Public Offering (including any supplement or amendment thereto) was, has or may become untrue, incorrect or misleading in any material respect; or

(ii) any matter has arisen or has been discovered which would or might, had it arisen immediately before the date of the Prospectus, not having been disclosed in the Prospectus, constitutes a material omission therefrom; or

(iii) any of the representations, warranties and undertakings given by the Company in the Hong Kong Underwriting Agreement is (or might when repeated be) untrue, incorrect or misleading in any material respect; or

(iv) any event, act or omission which gives or may give rise to any material liability of the Company, pursuant to the indemnities given by the Company under the Hong Kong Underwriting Agreement; or

(v) any material breach of any of the obligations of the Company under the Hong Kong Underwriting Agreement; or

(vi) any material adverse change or prospective material adverse change in the business, properties, results of operations, in the financial or trading position or prospects of the Company or its subsidiaries, as a whole; or

(vii) any material litigation or claim being threatened or instigated against the Company or any of its subsidiaries,

then the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) may, in their sole discretion (and, in the case of paragraph (a) above, after consultation with the Company where practicable) and upon giving notice to the Company, terminate the Hong Kong Underwriting Agreement with immediate effect.

Undertakings to the Hong Kong Stock Exchange and the Hong Kong Underwriters

By Us

We have undertaken to the Hong Kong Stock Exchange and the Hong Kong Underwriters that no further shares or other securities convertible into equity securities of our Company may be issued by us or form the subject of any agreement or arrangement to an issue by us within six months from the date on which our H Shares first commence dealing on the Hong Kong Stock Exchange (whether or not such issue of shares or securities will be completed within six months from the commencement of dealing), except:

(a) in certain circumstances prescribed by Rule 10.08 of the Hong Kong Listing Rules; or

(b) pursuant to the Global Offering.

By CRCCG

CRCCG has undertaken to the Hong Kong Stock Exchange, the Hong Kong Underwriters and us that it will not, and will procure that none of its associates or companies controlled by it or any nominee or trustee holding in trust for it will, without the prior written consent of the Hong Kong Stock Exchange:

(a) in the period commencing on the date of this Prospectus and ending on the date which is six months from the date on which dealings in our H Shares commence on the Hong Kong Stock Exchange (the "First Six-month Period"), dispose of, or enter into any agreement to dispose of

or otherwise create any options, rights, interests or encumbrances in respect of, any of the shares or securities of our Company in respect of which it is shown by this Prospectus to be the beneficial owner; and

(b) during the period of six months commencing on the date on which the First Six-month Period expires, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the shares or securities referred to in the immediately preceding paragraph (a) above if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, it would cease to be a controlling shareholder of our Company.

CRCCG has further undertaken to the Hong Kong Stock Exchange, the Joint Global Coordinators and us that, within the period commencing on the date by reference to which disclosure of the shareholding of CRCCG is made in this Prospectus and ending on the date which is 12 months after the date on which dealings in our H Shares commence on the Hong Kong Stock Exchange, it will:

(a) when it pledges or charges any shares or other securities of our Company in respect of which it is the beneficial owner in favour of an authorized institution (as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) for a bona fide commercial loan, immediately inform our Company of any such pledges or charges and the number of shares or other securities of our Company so pledged or charged; and

(b) when it receives any indication, either verbal or written, from any such pledgee or chargee of shares or other securities of our Company that such shares or other securities of our Company will be disposed of, immediately inform us of any such indication.

We will also, as soon as we have been informed of the above matters (if any) by CRCCG, inform the Hong Kong Stock Exchange and disclose such matters as soon as possible by way of a press notice published in the newspapers, if required under the Hong Kong Listing Rules.

Undertakings to the Hong Kong Underwriters

By Us

We have, pursuant to the Hong Kong Underwriting Agreement, undertaken to each of the Joint Global Coordinators and the Hong Kong Underwriters that except pursuant to the Global Offering (including pursuant to the A Share Offering and the Over-Allotment Option) at any time after the date of the Hong Kong Underwriting Agreement up to and including the date falling six months after the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange ("First Lock-up Period"), we will not without the Joint Global Coordinators' prior written consent (subject to the requirements set out in the Hong Kong Listing Rules):

(a) offer, pledge, charge, allot, issue, sell, contract to allot, issue or sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase or subscribe for, lend or otherwise transfer or dispose of, either directly or indirectly, or repurchase, any of our share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital; or

(b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our share capital,

whether any of such transactions described in (a) or (b) above is to be settled by delivery of our share capital or such other securities, in cash or otherwise or publicly announce an intention to effect any of the foregoing, provided that the foregoing restrictions shall not apply to the issue of A Shares under the A Share Offering or the issue of H Shares by our Company pursuant to the Global Offering (including pursuant to the Over-allotment Option). In the event of a disposal as described in (a) or (b) above of any H Shares or any interest therein or any of our securities after the date falling six months after the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange, we will take all reasonable steps to ensure that such an issue or disposal will not create an disorderly or false market for our H Shares.

Indemnity

We have agreed to indemnify the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters for certain losses which they may suffer, including losses arising from their performance of their obligations under the Hong Kong Underwriting Agreement and any breach by us of the Hong Kong Underwriting Agreement.

Commission and Expenses

The Hong Kong Underwriters will receive an underwriting commission of 2.5% of the aggregate Offer Price payable for the Hong Kong Public Offer Shares initially offered under the Hong Kong Public Offering, out of which they will pay any sub-underwriting commissions. For unsubscribed Hong Kong Public Offer Shares reallocated to the International Offering, we will pay an underwriting commission at the rate applicable to the International Offering and such commission will be paid to the Joint Global Coordinators and the relevant underwriters (but not the Hong Kong Underwriters).

Assuming an Offer Price of HK$10.32 per share (being the midpoint of the indicative offer price range of HK$9.93 to HK$10.70 per share), the aggregate commissions and fees, together with Hong Kong Stock Exchange listing fees, SFC transaction levy, Hong Kong Stock Exchange trading fees, legal and other professional fees and printing and other expenses relating to the Global Offering, are estimated to amount in aggregate to approximately HK$750.5 million in total (assuming the Over-allotment Option is not exercised). Such commissions, fees and expenses are payable by us.

Hong Kong Underwriters' interest in our Company

Save as disclosed in this Prospectus and save for its obligations under the Hong Kong Underwriting Agreement, none of the Hong Kong Underwriters has any shareholding interests in our Company or any other member of our Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in our Company or any member of our Company.

The International Offering

In connection with the International Offering, it is expected that we will enter into the International Underwriting Agreement with the Joint Global Coordinators and the International Offering Underwriters on or about 6 March 2008, shortly after the determination of the Offer Price. Under the International Underwriting Agreement, the International Offering Underwriters would, subject to certain conditions, severally and not jointly, agree to procure subscribers to subscribe for or purchasers to purchase, or failing which to subscribe for or purchase themselves, their respective applicable proportions of the International Offer Shares being offered pursuant to the International Offering which are not taken up under the International Offering.

Restrictions on the Offer Shares

No action has been taken to permit a public offering of the Offer Shares, other than in Hong Kong, or the distribution of this Prospectus in any jurisdiction other than Hong Kong. Accordingly, this Prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make an offer or invitation.

In particular, the Offer Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the PRC.

Stabilization and Over-allotment

Stabilization is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilize, the underwriters may bid for, or purchase, the securities in the secondary market, during a specified period of time, to retard and, if possible, prevent, any decline in the market price of the securities below the offer price. In Hong Kong and certain other jurisdictions, the price at which stabilization is effected is not permitted to exceed the offer price.

In connection with the Global Offering, Citi, as stabilizing manager (the "Stabilizing Manager"), or any person acting for it, on behalf of the Underwriters, may over-allocate or effect short sales or any other stabilizing transactions with a view to stabilizing or maintaining the market price of our H Shares at a level higher than that which might otherwise prevail in the open market. Short sales involve the sale by the Stabilizing Manager of a greater number of H Shares than the Underwriters are required to purchase in the Global Offering. "Covered" short sales are sales made in an amount not greater than the Over-allotment Option.

The Stabilizing Manager may close out any covered short position by either exercising the Over-allotment Option to purchase additional H Shares or purchasing H Shares in the open market. In determining the source of the H Shares to close out the covered short position, the Stabilizing Manager will consider, among other things, the price of H Shares in the open market as compared to the price at which they may purchase additional H Shares pursuant to the Over-allotment Option. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the H Shares while the Global Offering is in progress. Any market purchases of our H Shares may be effected on any stock exchange, including the Hong Kong Stock Exchange, any over-the-counter market or otherwise, provided that they are made in compliance with all applicable laws and regulatory requirements. However, there is no obligation on the Stabilizing Manager or any person acting for it to conduct any such stabilizing activity, which if commenced, will be done at the absolute discretion of the Stabilizing Manager and may be discontinued at any time. Any such stabilizing activity is required to be brought to an end within 30 days of the last day for the lodging of applications under the Hong Kong Public Offering. The number of our H Shares that may be over-allocated will not exceed the number of our H Shares that may be sold under the Over-allotment Option, namely, 255,900,000 H Shares, which is 15% of the number of Offer Shares initially available under the Global Offering, in the event that the whole or part of the Over-allotment Option is exercised.

In Hong Kong, stabilizing activities must be carried out in accordance with the Securities and Futures (Price Stabilizing) Rules. Stabilizing action permitted pursuant to the Securities and Futures (Price Stabilizing) Rules includes:

(a) over-allocation for the purpose of preventing or minimizing any reduction in the market price;

(b) selling or agreeing to sell our H Shares so as to establish a short position in them for the purpose of preventing or minimizing any reduction in the market price;

(c) subscribing, or agreeing to subscribe, for our H Shares pursuant to the Over-allotment Option in order to close out any position established under (a) or (b) above;

(d) purchasing, or agreeing to purchase, our H Shares for the sole purpose of preventing or minimizing any reduction in the market price;

(e) selling our H Shares to liquidate a long position held as a result of those purchases; and

(f) offering or attempting to do anything described in (b), (c), (d) and (e) above.

Stabilizing actions by the Stabilizing Manager, or any person acting for it, will be entered into in accordance with the laws, rules and regulations in place in Hong Kong on stabilization.

As a result of effecting transactions to stabilize or maintain the market price of our H Shares, the Stabilizing Manager, or any person acting for it, may maintain a long position in our H Shares. The size of the long position, and the period for which the Stabilizing Manager, or any person acting for it, will maintain the long position is at the discretion of the Stabilizing Manager and is uncertain. In the event that the Stabilizing Manager liquidates this long position by making sales in the open market, this may lead to a decline in the market price of our H Shares.

Stabilizing action by the Stabilizing Manager, or any person acting for it, is not permitted to support the price of our H Shares for longer than the stabilizing period, which begins on the day on which trading of our H Shares commences on the Hong Kong Stock Exchange and end on the thirtieth day after the last day for the lodging of applications under the Hong Kong Public Offering. The stabilizing period is expected to end on 4 April 2008. As a result, demand for our H Shares, and their market price, may fall after the end of the stabilizing period. These activities by the Stabilizing Manager may stabilize, maintain or otherwise affect the market price of the H Shares. As a result, the price of the H Shares may be higher than the price that otherwise might exist in the open market. Any stabilizing action taken by the Stabilizing Manager, or any person acting for it, may not necessarily result in the market price of our H Shares staying at or above the Offer Price either during or after the stabilizing period. Bids for or market purchases of our H Shares by the Stabilizing Manager, or any person acting for it, may be made at a price at or below the Offer Price and therefore at or below the price paid for our H Shares by purchasers. A public announcement in compliance with the Securities and Futures (Price Stabilizing) Rules will be made within seven days of the expiration of the stabilizing period.

ACTIVITIES BY SYNDICATE MEMBERS

We describe below a variety of activities that underwriters of the Hong Kong Public Offering and the International Offering, together referred to as "Syndicate Members", may each individually undertake, and

which do not form part of the underwriting or the stabilizing process. When engaging in any of these activities, it should be noted that the Syndicate Members are subject to restrictions, including the following:

(a) under the agreement among the Syndicate Members, all of them (except for Citi or its designated affiliate as the stabilizing manager) must not, in connection with the distribution of the Offer Shares, effect any transactions (including issuing or entering into any option or other derivative transactions relating to the Offer Shares), whether in the open market or otherwise, with a view to stabilizing or maintaining the market price of any of the Offer Shares at levels other than those which might otherwise prevail in the open market; and

(b) all of them must comply with all applicable laws, including the market misconduct provisions of the SFO, including the provisions prohibiting insider dealing, false trading, price rigging and stock market manipulation.

The Syndicate Members and their affiliates are diversified financial institutions with relationships in countries around the world. These entities engage in a wide range of commercial and investment banking, brokerage, funds management, trading, hedging, investing and other activities for their own account and for the account of others. In relation to our H Shares, those activities could include acting as agent for buyers and sellers of the H Shares, entering into transactions with those buyers and sellers in a principal capacity, proprietary trading in the H Shares, and entering into over the counter or listed derivative transactions or listed and unlisted securities transactions (including issuing securities such as derivative warrants listed on a stock exchange) which have as their underlying, assets including the H Shares. Those activities may require hedging activity by those entities involving, directly or indirectly, buying and selling the H Shares. All such activity could occur in Hong Kong and elsewhere in the world and may result in the Syndicate Members and their affiliates holding long and/or short positions in the H Shares, in baskets of securities or indices including the H Shares, in units of funds that may purchase the H Shares, or in derivatives related to any of the foregoing.

In relation to issues by Syndicate Members or their affiliates of any listed securities having the H Shares as their underlying, whether on the Hong Kong Stock Exchange or on any other stock exchange, the rules of the exchange may require the issuer of those securities (or one of its affiliates or agents) to act as a market maker or liquidity provider in the security, and this will also result in hedging activity in the H Shares in most cases.

All of this activity may occur both during and after the end of the stabilizing period described under "Underwriting — Stabilization and Over-allotment". This activity may affect the market price or value of the H Shares, the liquidity or trading volume in the H Shares, and the volatility of the H Shares share price, and the extent to which this occurs from day to day cannot be estimated.

PRICING AND ALLOCATION

Offer price range

The Offer Price will be not more than HK$10.70 per Offer Share and is expected to be not less than HK$9.93 per Offer Share, unless otherwise announced not later than the morning of the last day for lodging applications under the Hong Kong Public Offering, as explained below. Prospective investors should be aware that the Offer Price to be determined on the Price Determination Date may be, but is not expected to be, lower than the indicative offer price range stated in this Prospectus.

Price payable on application

Applicants for Hong Kong Public Offer Shares under the Hong Kong Public Offering are required to pay, on application, the maximum Offer Price of HK$10.70 for each Hong Kong Public Offer Share (plus 1% brokerage, 0.004% SFC transaction levy, and 0.005% Hong Kong Stock Exchange trading fee). If the Offer Price is less than HK$10.70, appropriate refund payments (including the brokerage, SFC transaction levy and the Hong Kong Stock Exchange trading fee attributable to the surplus application monies, without any interest) will be made to successful applications. See "Further Terms and Conditions of the Hong Kong Public Offering — 8. Refund of Application Monies".

Determining the Offer Price

The International Offering Underwriters are soliciting from prospective investors indications of interest in acquiring our H Shares in the International Offering. Prospective investors will be required to specify the number of H Shares under the International Offering they would be prepared to acquire either at different prices or at a particular price. This process, known as "book-building", is expected to continue up to, and to cease on or around 5 March 2008.

The Offer Price is expected to be fixed by agreement between the Joint Global Coordinators (on behalf of the Underwriters) and us, on the Price Determination Date, when market demand for the Offer Shares will be determined. The Price Determination Date is expected to be on or around 6 March 2008.

If, for any reason, we and the Joint Global Coordinators (on behalf of the Underwriters) are unable to reach agreement on the Offer Price, the Global Offering will not proceed and will lapse.

Reduction in Indicative Offer Price Range and/or Number of Offer Shares

If, based on the level of interest expressed by prospective institutional, professional and other investors during the book-building process, the Joint Global Coordinators (on behalf of the Underwriters and with our consent) consider it appropriate, the indicative offer price range and/or the number of Offer Shares may be reduced below those stated in this Prospectus at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering.

In such a case, we will, as soon as practicable following the decision to make any such reduction, and in any event not later than the morning of the last day for lodging applications under the Hong Kong Public Offering, cause to be published in the South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) notice of the reduction in the indicative offer price range and/or number of Offer Shares. Such notice will also include confirmation or revision, as appropriate, of the offering statistics as currently set out in the section headed "Summary" and any other financial information which may change as a result of such reduction. The Offer Price, if agreed upon, will be fixed within such revised offer price range. **Before**

submitting applications for Hong Kong Public Offer Shares, applicants should have regard to the possibility that any announcement of a reduction in the indicative offer price range and/or number of Offer Shares may not be made until the last day for lodging applications under the Hong Kong Public Offering. Applicants under the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the indicative offer price range and/or number of Offer Shares is so reduced.

Allocation

The H Shares to be offered in the Hong Kong Public Offering and the International Offering may, in certain circumstances, be reallocated as between these offerings at the discretion of the Joint Global Coordinators.

Allocation of our H Shares pursuant to the International Offering will be determined by the Joint Global Coordinators and will be based on a number of factors including the level and timing of demand, total size of the relevant investor's invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further, and/or hold or sell H Shares after the listing of our H Shares on the Hong Kong Stock Exchange. Such allocation may be made to professional, institutional and corporate investors and is intended to result in a distribution of our H Shares on a basis which would lead to the establishment of a stable shareholder base to the benefit of our Company and our shareholders as a whole.

Allocation of H Shares to investors under the Hong Kong Public Offering will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary, depending on the number of Hong Kong Public Offer Shares validly applied for by applicants. The allocation of Hong Kong Public Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Public Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Public Offer Shares.

Announcement of Offer Price and basis of allocations

The Offer Price for H Shares under the Global Offering is expected to be announced on 7 March 2008 in the South China Morning Post (in English) and Hong Kong Economic Times (in Chinese). The level of applications in the Hong Kong Public Offering, the level of indications of interest in the International Offering, and the basis of allocations of the Hong Kong Public Offer Shares are expected to be announced on 12 March 2008 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

CONDITIONS OF THE GLOBAL OFFERING

Acceptance of all applications for the Offer Shares will be conditional on:

- the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the H Shares to be issued pursuant to the Global Offering (including the additional H Shares which may be made available pursuant to the exercise of the Over-allotment Option) and any H Shares, converted from Domestic Shares, which are to be held by NSSF in connection with the Global Offering, subject only to allotment and the dispatch of share certificates in respect thereof, and such listing and permission not subsequently having been revoked prior to the commencement of dealings in the H Shares on the Hong Kong Stock Exchange;

- the Offer Price having been duly agreed between us and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters)and the execution and delivery of the price determination agreement on or around the Price Determination Date; and;
- the execution and delivery of the International Underwriting Agreement on or around the Price Determination Date; and
- the obligations of the Underwriters under each of the Hong Kong Underwriting Agreement and the International Underwriting Agreement having become and remained unconditional (including, if relevant, as a result of the waiver of any conditions by the International Underwriters) and not having been terminated in accordance with the terms of the respective agreements, in each case on or before the dates and times specified in such agreements (unless and to the extent such conditions are waived on or before such dates and times) and in any event not later than the date which is 30 days after the date of this Prospectus.

The consummation of each of the Hong Kong Public Offering and the International Offering is conditional upon, among other things, the other becoming unconditional and not having been terminated in accordance with its terms.

If the above conditions are not fulfilled or waived, prior to the dates and times specified, the Global Offering will lapse and the Hong Kong Stock Exchange will be notified immediately. Notice of the lapse of the Hong Kong Public Offering will be caused to be published by us in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on the next day following such lapse. In such eventuality, all application monies will be returned, without interest, on the terms set out in the section headed "Further Terms and Conditions of the Hong Kong Public Offering — Refund of application monies". In the meantime, the application monies will be held in separate bank account(s) with the receiving bankers or other bank(s) in Hong Kong licensed under the Hong Kong Banking Ordinance.

H Share certificates for the Offer Shares are expected to be issued on 12 March 2008 but will only become valid certificates of title at 8:00 a.m. on 13 March 2008, provided that (a) the Global Offering has become unconditional in all respects and (b) the right of termination as described in the section headed "Underwriting — Underwriting Arrangements and Expenses — Hong Kong Public Offering — Grounds for Termination" has not been exercised.

THE HONG KONG PUBLIC OFFERING

We are initially offering 170,600,000 Hong Kong Public Offer Shares at the Offer Price, representing 10% of the Offer Shares initially available under the Global Offering, for subscription by the public in Hong Kong. The total number of Hong Kong Public Offer Shares available under the Hong Kong Public Offering will initially be divided equally into two pools for allocation purposes as follows:

- Pool A: The Offer Shares in Pool A will be allocated on an equitable basis to applicants who have applied for Offer Shares with a total subscription amount (excluding brokerage, SFC transaction levy and the Hong Kong Stock Exchange trading fee) of HK$5 million or less; and
- Pool B: The Offer Shares in Pool B will be allocated on an equitable basis to applicants who have applied for Offer Shares with a total subscription amount (excluding brokerage, SFC transaction levy and the Hong Kong Stock Exchange trading fee) of more than HK$5 million and up to the value of Pool B.

Applicants should be aware that applications in Pool A and Pool B are likely to receive different allocation ratios. If Hong Kong Public Offer Shares in one pool (but not both pools) are under-subscribed, the surplus Hong Kong Public Offer Shares will be transferred to the other pool to satisfy demand in that other pool and be allocated accordingly.

Applicants can only receive an allocation of Hong Kong Public Offer Shares from either Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 85,300,000 Hong Kong Public Offer Shares will be rejected.

Paragraph 4.2 of the Practice Note 18 of the Hong Kong Listing Rules requires a clawback mechanism to be put in place, which would have the effect of increasing the number of Hong Kong Public Offer Shares to certain percentages of the total number of Offer Shares offering in the Global Offering if certain prescribed total demand levels are reached. An application has been made for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with paragraph 4.2 of Practice Note 18 of the Hong Kong Listing Rules such that, the allocation of the Offer Shares between the Hong Kong Public Offering and the International Offering is subject to the following adjustments:

- If the number of the Offer Shares validly applied for under the Hong Kong Public Offering represents 10 times or more but less than 40 times the number of the Offer Shares initially available for subscription under the Hong Kong Public Offering, then Offer Shares will be reallocated to the Hong Kong Public Offering from the International Offering, so that the total number of the Offer Shares available under the Hong Kong Public Offering will be 255,900,000 Offer Shares, representing 15% of the Offer Shares initially available under the Global Offering;

- If the number of the Offer Shares validly applied for under the Hong Kong Public Offering represents 40 times or more but less than 50 times the number of the Offer Shares initially available for subscription under the Hong Kong Public Offering, then the number of Offer Shares to be reallocated to the Hong Kong Public Offering from the International Offering will be increased so that the total number of the Offer Shares available under the Hong Kong Public Offering will be 341,200,000 Offer Shares, representing 20% of the Offer Shares initially available under the Global Offering; and

- If the number of the Offer Shares validly applied for under the Hong Kong Public Offering represents 50 times or more the number of the Offer Shares initially available for subscription under the Hong Kong Public Offering, then the number of Offer Shares to be reallocated to the Hong Kong Public Offering from the International Offering will be increased, so that the total number of the Offer Shares available under the Hong Kong Public Offering will be 426,500,000 Offer Shares, representing 25% of the Offer Shares initially available under the Global Offering.

The Offer Shares to be offered in the Hong Kong Public Offering and the International Offering may, in certain circumstances, be reallocated as between these offerings at the discretion of the Joint Global Coordinators. Subject to the foregoing paragraph, the Joint Global Coordinators may in their discretion reallocate H Shares from the International Offering to the Hong Kong Public Offering to satisfy valid applications under the Hong Kong Public Offering. In addition, if the Hong Kong Public Offering is not fully subscribed, the Joint Global Coordinators will have the discretion (but shall not be under any obligation) to reallocate to the International Offering all or any unsubscribed Hong Kong Public Offer Shares in such amounts as they deem appropriate.

References in this Prospectus to applications, Application Forms, application monies or to the procedure for application relate solely to the Hong Kong Public Offering.

THE INTERNATIONAL OFFERING

The International Offering will consist of 1,535,400,000 H Shares to be offered by us initially: (a) in the United States to Qualified Institutional Buyers (as such term is defined in Rule 144A under the US Securities Act), and (b) outside of the United States in reliance on Regulation S under the U.S. Securities Act, including to professional and institutional investors in Hong Kong.

We are expected to grant to the International Offering Underwriters the Over-allotment Option, exercisable by the Joint Global Coordinators on behalf of the International Offering Underwriters at any time from the date we sign the International Underwriting Agreement until 30 days after the last day for the lodging applications under the Hong Kong Public Offering, to require us to issue up to an aggregate of 255,900,000 additional H Shares, representing in aggregate 15% of the Offer Shares initially available under the Global Offering. These shares will be issued or sold at the same price per share under the International Offering to, among other things, cover over-allocations in the International Offering, if any.

SHARES WILL BE ELIGIBLE FOR CCASS

All necessary arrangements have been made enabling the H Shares to be admitted into the Central Clearing and Settlement System, or CCASS, established and operated by the Hong Kong Securities Clearing Company Limited, or HKSCC.

If the Hong Kong Stock Exchange grants the listing of, and permission to deal in, the H Shares and our Company complies with the stock admission requirements of HKSCC, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange or any other date HKSCC chooses. Settlement of transactions between participants of the Hong Kong Stock Exchange is required to take place in CCASS on the second business day after any trading day.

DEALING ARRANGEMENTS

Assuming that the Hong Kong Public Offering becomes unconditional at or before 8:00 a.m. in Hong Kong on 13 March 2008, it is expected that dealings in our H Shares on the Hong Kong Stock Exchange will commence at 9:30 a.m. on 13 March 2008.

Our H Shares will be traded in board lots of 500 H Shares each.

1. WHO CAN APPLY FOR THE HONG KONG PUBLIC OFFER SHARES

You can apply for Hong Kong Public Offer Shares if you or any person(s) for whose benefit you are applying, are an individual, and:

- are 18 years of age or older;
- have a Hong Kong address;
- are outside the United States; and
- are not a United States person (as defined in Regulation S), or a legal or natural person of the PRC (except qualified domestic institutional investors).

If you wish to apply for Hong Kong Public Offer Shares online through the designated website at www.eipo.com.hk, referred to herein as the "**White Form eIPO**" service, in addition to the above you must also:

- have a valid Hong Kong identity card number; and
- be willing to provide a valid e-mail address and a contact telephone number.

You may only apply by means of the **White Form eIPO** service if you are an individual applicant. Corporations or joint applicants may not apply by means of **White Form eIPO**.

If the applicant is a firm, the application must be in the names of the individual members, not the firm's name. If the applicant is a body corporate, the Application Form must be signed by a duly authorised officer, who must state his or her representative capacity.

If an application is made through a duly authorized attorney under a valid power of attorney, we and the Joint Bookrunners (or their respective agents and nominees) may accept it at their discretion, and subject to any conditions they think fit, including production of evidence of the authority of the attorney.

The number of joint applicants may not exceed four.

We and the Joint Global Coordinators, in their capacity as our agent, have full discretion to reject or accept any application, in full or in part, without assigning any reason.

The Hong Kong Public Offer Shares are not available to existing beneficial owners of shares in the Company, the directors, supervisors or chief executive of the Company or any of its subsidiaries or their respective associates (as "associate" is defined in the Hong Kong Listing Rules) or any other connected persons (as defined in the Hong Kong Listing Rules) of the Company or persons who will become connected persons of the Company immediately upon completion of the Global Offering.

You may apply for H Shares under the Hong Kong Public Offering or indicate an interest for H Shares under the International Offering, but may not do both.

2. METHODS OF APPLYING FOR THE HONG KONG PUBLIC OFFER SHARES

There are four ways to make an application for the Hong Kong Public Offer Shares:

- You may apply for the Hong Kong Public Offer Shares by using a **WHITE** Application Form.

Use a **WHITE** Application Form if you want the Hong Kong Public Offer Shares to be issued in your own name;

- Instead of using a **WHITE** Application Form, you may apply for the Hong Kong Public Offer Shares by means of **White Form eIPO** by submitting applications online through the designated website at **www.eipo.com.hk**. Use **White Form eIPO** if you want the Hong Kong Public Offer Shares to be issued in your own name;
- You may apply for the Hong Kong Public Offer Shares by using a **YELLOW** Application Form. Use a **YELLOW** Application Form if you want the Hong Kong Public Offer Shares issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account; or
- Instead of using a **YELLOW** Application Form, you may give **electronic application instructions** to HKSCC to cause HKSCC Nominees to apply for the Hong Kong Public Offer Shares on your behalf.

3. WHERE TO COLLECT THE PROSPECTUS AND APPLICATION FORMS

You can collect a **WHITE** Application Form and a Prospectus from:

Any of the following addresses of the Hong Kong Underwriters:

CITIC Securities Corporate Finance (HK) Limited
26/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong

Citigroup Global Markets Asia Limited
50/F, Citibank Tower
Citibank Plaza
3 Garden Road, Central
Hong Kong

Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008)
19/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong

DBS Asia Capital Limited
22nd Floor, The Center
99 Queen's Road Central
Hong Kong

ICEA Securities Limited
26th Floor, ICBC Tower
3 Garden Road, Central
Hong Kong

China Everbright Securities (HK) Limited
36th Floor, Far East Finance Centre
16 Harcourt Road
Hong Kong

First Shanghai Securities Limited
19th Floor, Wing On House
71 Des Voeux Road Central
Hong Kong

Guotai Junan Securities (Hong Kong) Limited
27th Floor, Low Block, Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

Shenyin Wanguo Capital (H.K.) Limited
28th Floor, Citibank Tower
3 Garden Road, Central
Hong Kong

Taifook Securities Company Limited
25th Floor, New World Tower
16-18 Queen's Road Central
Hong Kong

VC Brokerage Limited
28th Floor, The Centrium
60 Wyndham Street, Central
Hong Kong

or any of the following branches of:

(a) Bank of China (Hong Kong) Limited

	Branch Name	Address
Hong Kong Island:	Bank of China Tower Branch	3/F, 1 Garden Road
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
	North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point
Kowloon:	Mong Kok Branch	589 Nathan Road, Mong Kok
	Diamond Hill Branch	G107, Plaza Hollywood, Diamond Hill
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom

	Branch Name	Address
New Territories:	Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Shatin
	East Point City Branch	Shop 101, East Point City, Tseung Kwan O
	Castle Peak Road (Tsuen Wan) Branch	201-207 Castle Peak Road, Tsuen Wan

(b) Standard Chartered Bank (Hong Kong) Limited

	Branch Name	Address
Hong Kong Island:	Central Branch	Shop no. 16, G/F and Lower G/F, New World Tower, 16-18 Queen's Road Central, Central
	Causeway Bay Branch	G/F, Yee Wah Mansion, 38-40A Yee Wo Street, Causeway Bay
	Aberdeen Branch	Shop 4A, G/F, Aberdeen Centre Site 5, No.6 Nam Ning Street, Aberdeen
Kowloon:	Tsimshatsui Branch	G/F, 10 Granville Road, Tsimshatsui
	Cheung Sha Wan Branch	828 Cheung Sha Wan Road, Cheung Sha Wan
New Territories:	City One Shatin Branch	Shop 30-33, G/F, Ngan Shing Comm. Centre, City One Shatin

(c) The Hongkong and Shanghai Banking Corporation Limited

	Branch Name	Address
Hong Kong Island:	Hong Kong Office	1 Queen's Road Central, HK
	Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing, HK
	Des Voeux Road Central Branch	China Insurance Group Bldg, 141 Des Voeux Road Central, HK
	Des Voeux Road West Branch	Western Centre, 40-50 Des Voeux Road West, HK
Kowloon:	Mong Kok Branch	673 Nathan Road, Mong Kok, KLN
	Kwun Tong Branch	No. 1, Yue Man Square, Kwun Tong, KLN
	Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui, KLN
	Telford Gardens Branch	Shop Unit P16, Blk G, Telford Plaza I, Kowloon Bay, KLN

	Branch Name	Address
New Territories:	Citylink Plaza Branch	Shops 38-46, Citylink Plaza, Shatin Station Circuit, Sha Tin, NT
	Yuen Long Branch	G/F, HSBC Building Yuen Long, 150-160 Castle Peak Rd, Yuen Long, NT

(d) Industrial and Commercial Bank of China (Asia) Limited

	Branch Name	Address
Hong Kong Island:	Queen's Road Central Branch	122-126 Queen's Road Central, Central
	Sheung Wan Branch	Shop F, G/F, Kai Tak Commercial Building, 317-319 Des Voeux Road Central, Sheung Wan
	Wanchai Branch	117-123 Hennessy Road, Wanchai
Kowloon:	Mei Foo Branch	Shop N95A, 1/F, Mount Sterling Mall, Mei Foo Sun Chuen
	Kwun Tong Branch	G/F., Lemmi Centre, 50 Hoi Yuen Road, Kwun Tong
New Territories:	Sha Tsui Road Branch	Shop 4, G/F., Chung On Building, 297-313 Sha Tsui Road, Tsuen Wan

Prospectus and Application Forms will be available for collection at the above places during the following times:

Friday, 29 February 2008	9:00a.m. to 4:30p.m.
Saturday, 1 March 2008	9:00a.m. to 1:00p.m.
Monday, 3 March 2008	9:00a.m. to 4:30p.m.
Tuesday, 4 March 2008	9:00a.m. to 4:30p.m.
Wednesday, 5 March 2008	9:00a.m. to 12:00noon

You can collect a **YELLOW** Application Form and a Prospectus during normal business hours from 9:00 a.m. on Friday, 29 February 2008 until 12:00 noon on Wednesday, 5 March 2008, from the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong.

Your stockbroker may also have Application Forms and this Prospectus available.

4. HOW TO APPLY USING A WHITE OR YELLOW APPLICATION FORM

(a) Obtain an Application Form as described in the section headed "— 3. Where to Collect the Prospectus and Application Forms".

(b) Complete the Application Form in English using blue or black ink, and sign it. There are detailed instructions on each Application Form. You should read these instructions carefully. If you do not follow the instructions, your application may be rejected and returned by ordinary post together with the accompanying cheque(s) or banker's cashier order(s) to you (or the first-

named applicant in the case of joint applicants) at your own risk at the address given on the Application Form.

(c) Each Application Form must be accompanied by payment, in the form of either one cheque or one banker's cashier order. You should read the detailed instructions set out on the Application Form carefully, as an application is liable to be rejected if the cheque or banker's cashier order does not meet the requirements set out on the Application Form.

(d) Lodge the Application Form in one of the special collection boxes by the time and at one of the locations as described in the section headed "— 7. When may Applications be Made — (a) Applications on **WHITE** or **YELLOW** Application Forms" below.

In order for an application made on a **YELLOW** Application Form to be valid:

You, as the applicant(s), must complete the form as indicated below and sign on the first page of the application form. Only written signatures will be accepted.

- If you are applying through a designated CCASS participant (other than a CCASS investor participant):
  - the designated CCASS participant must endorse the form with its company chop (bearing its company name) and insert its participant I.D. in the appropriate box.
- If you are applying as an individual CCASS investor participant:
  - the form must contain your NAME and Hong Kong I.D. Card number;
  - your participant I.D. must be inserted in the appropriate box.
- If you are applying as a joint individual CCASS investor participant:
  - the form must contain all joint investor participants' NAMES and the Hong Kong I.D. Card number of all joint investor participants;
  - your participant I.D. must be inserted in the appropriate box.
- If you are applying as a corporate CCASS investor participant:
  - the form must contain your company NAME and Hong Kong Business Registration number;
  - your participant I.D. and your company chop (bearing your company name) must be inserted in the appropriate box.

Incorrect or omission of details of the CCASS Participant (including participant I.D. and/or company chop bearing its company name) or other similar matters may render your application invalid.

5. HOW TO APPLY THROUGH WHITE FORM eIPO

(a) If you are an individual and meet the criteria set out in "— Who can apply for the Hong Kong Public Offer Shares", you may apply through **White Form eIPO** by submitting an application through the designated website at www.eipo.com.hk. If you apply through **White Form eIPO**, the Hong Kong Public Offer Shares will be issued in your own name.

(b) Detailed instructions for application through the **White Form eIPO** service are set out on the designated website at www.eipo.com.hk. You should read these instructions carefully. If you do

not follow the instructions, your application may be rejected by the designated eIPO Service Provider and may not be submitted to our Company.

(c) In addition to the terms and conditions set out in this Prospectus, the designated eIPO Service Provider may impose additional terms and conditions upon you for the use of the **White Form eIPO** service. Such terms and conditions are set out on the designated website at **www.eipo.com.hk**. You will be required to read, understand and agree to such terms and conditions in full prior to making any application.

(d) By submitting an application to the designated eIPO Service Provider through the **White Form eIPO** service, you are deemed to have authorised the designated eIPO Service Provider to transfer the details of your application to our Company and our registrars.

(e) You may submit an application through the **White Form eIPO** service in respect of a minimum of 500 Hong Kong Public Offer Shares. Each electronic application instruction in respect of more than 500 Hong Kong Public Offer Shares must be in one of the numbers set out in the table in the Application Forms, or as otherwise specified on the designated website at **www.eipo.com.hk**.

(f) You should give electronic application instructions through **White Form eIPO** at the times set out in the section headed "— When may applications be made — (b) **White Form eIPO**".

(g) You should make payment for your application made by **White Form eIPO** service in accordance with the methods and instructions set out in the designated website at **www.eipo.com.hk. If you do not make complete payment of the application monies (including any related fees) on or before 12:00 noon on Wednesday, 5 March 2008, or such later time as described under the section headed "— When May Applications be Made — (e) Effects of Bad Weather Conditions on the Opening of the Application Lists," the designated eIPO Service Provider will reject your application and your application monies will be returned to you in the manner described in the designated website at www.eipo.com.hk.**

(h) Warning: The application for Hong Kong Public Offer Shares through the **White Form eIPO** service is only a facility provided by the designated eIPO Service Provider to public investors. **Our Company, our directors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Joint Sponsors and the Underwriters take no responsibility for such applications, and provide no assurance that applications through the White Form eIPO** service will be submitted to our Company or that you will be allotted any Hong Kong Public Offer Shares.

Please note that Internet services may have capacity limitations and/or be subject to service interruptions from time to time. To ensure that you can submit your applications through the **White Form eIPO** service, you are advised not to wait until the last day for submitting applications in the Hong Kong Public Offering to submit your electronic application instructions. In the event that you have problems connecting to the designated website for the **White Form eIPO** service, you should submit a **WHITE** Application Form. However, once you have submitted electronic application instructions and completed payment in full using the application reference number provided to you on the designated website, you will be deemed to have made an actual application and should not submit a **WHITE** Application Form. See "— 8. How Many Applications may be Made".

6. APPLYING BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

(a) General

CCASS Participants may give electronic application instructions to HKSCC to apply for the Hong Kong Public Offer Shares and to arrange payment of the monies due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and the CCASS Operational Procedures.

If you are a **CCASS Investor Participant,** you may give electronic application instructions through the CCASS Phone System by calling 2979 7888 or through the CCASS Internet System (https://ip.ccass.com) (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time).

HKSCC can also input electronic application instructions for you if you go to:

HKSCC's Customer Service Counter
2/F., Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

If you are **not a CCASS Investor Participant,** you may instruct your broker or custodian who is a CCASS Clearing Participant or a CCASS Custodian Participant to give electronic application instructions via CCASS terminals to apply for the Hong Kong Public Offer Shares on your behalf.

You are deemed to have authorised HKSCC and/or HKSCC Nominees to transfer the details of your application, whether submitted by you or through your broker or custodian, to our Company and our registrars.

(b) Minimum Subscription Amount and Permitted Multiples

You may give electronic application instructions in respect of a minimum of 500 Hong Kong Public Offer Shares. Each electronic application instruction in respect of more than 500 Hong Kong Public Offer Shares must be in one of the numbers set out in the table in the Application Forms.

(c) Warning

The subscription for the Hong Kong Public Offer Shares by giving electronic application instructions to HKSCC is only a facility provided to CCASS Participants. Our Company, the directors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Joint Sponsors and the Underwriters take no responsibility for the application and provide no assurance that any CCASS Participant will be allotted any Hong Kong Public Offer Shares.

To ensure that CCASS Investor Participants can give their electronic application instructions to HKSCC through the CCASS Phone System or the CCASS Internet System, CCASS Investor Participants are advised not to wait until the last minute to input their electronic application instructions. In the event that

CCASS Investor Participants have problems connecting to the CCASS Phone System or the CCASS Internet System to submit their electronic application instructions, they should either:

(i) submit a **WHITE** or **YELLOW** Application Form; or

(ii) go to HKSCC's Customer Service Centre to complete an input request form for electronic application instructions before 12:00 noon on Wednesday, 5 March 2008, or such later time as described under the section headed "Effect of Bad Weather Conditions on the Opening of the Application Lists" in the section headed "— 7. When may Applications be Made".

7. WHEN MAY APPLICATIONS BE MADE

(a) Applications on WHITE or YELLOW Application Forms

Your completed **WHITE** or **YELLOW** Application Form, together with payment attached, should be lodged in one of the special collection boxes at any of the branches of the receiving banks listed under the section headed "— 3. Where to Collect the Prospectus and Application Forms" at the following times:

Friday, 29 February 2008	9:00 a.m. to 4:30 p.m.
Saturday, 1 March 2008	9:00 a.m. to 1:00 p.m.
Monday, 3 March 2008	9:00 a.m. to 4:30 p.m.
Tuesday, 4 March 2008	9:00 a.m. to 4:30 p.m.
Wednesday, 5 March 2008	9:00 a.m. to 12:00 noon

Completed **WHITE** or **YELLOW** Application Forms, together with payment attached, must be lodged by 12:00 noon on Wednesday, 5 March 2008, or, if the application lists are not open on that day, then by the time and date stated in the section headed "— (e) Effects of Bad Weather Conditions on the Opening of the Application Lists".

(b) White Form eIPO

You may submit your application to the designated eIPO Service Provider through the designated website at **www.eipo.com.hk** from 9:00 a.m. on Friday, 29 February 2008 until 11:30 a.m. on Wednesday, 5 March 2008 or such later time as described under the section headed "— (e) Effects of Bad Weather Conditions on the Opening of the Application Lists" (24 hours daily, except on the last application day). The latest time for completing full payment of application monies in respect of such applications will be 12:00 noon on Wednesday, 5 March 2008, the last application day, or, if the application lists are not open on that day, then by the time and date stated in the section headed "— (e) Effects of Bad Weather Conditions on the Opening of the Application Lists".

You will not be permitted to submit your application to the designated eIPO Service Provider through the designated website at **www.eipo.com.hk** after 11:30 a.m. on the last day for submitting applications. If you have already submitted your application and obtained an application reference number from the website prior to 11:30 a.m., you will be permitted to continue the application process (by completing payment of application monies) until 12:00 noon on the last day for submitting applications, when the application lists close.

(c) Electronic Application Instructions to HKSCC via CCASS

CCASS Broker/Custodian Participants should input electronic application instructions at the following times on the following dates:

Friday, 29 February 2008	9:00 a.m. to 8:30 p.m.[1]
Saturday, 1 March 2008	8:00 a.m. to 1:00 p.m.[1]
Monday, 3 March 2008	8:00 a.m. to 8:30 p.m.[1]
Tuesday, 4 March 2008	8:00 a.m. to 8:30 p.m.[1]
Wednesday, 5 March 2008	8:00 a.m.[1] to 12:00 noon

(1) These times are subject to change as HKSCC may determine from time to time with prior notification to CCASS Broker/ Custodian Participants.

CCASS Investor Participants can input electronic application instructions from 9:00 a.m. on Friday, 29 February 2008 until 12:00 noon on Wednesday, 5 March 2008 (24 hours daily, except the last application day).

The latest time for inputting electronic application instructions will be 12:00 noon on Wednesday, 5 March 2008, the last application day, or if the application lists are not open on that day, by the time and date stated in the section headed "— (e) Effects of Bad Weather Conditions on the Opening of the Application Lists".

(d) Application Lists

The application lists will be open between 11:45 a.m. and 12:00 noon on Wednesday, 5 March 2008, subject only to the weather conditions as provided in the section headed "— (e) Effects of Bad Weather Conditions on the Opening of the Application Lists".

Applicants should note that cheques or banker's cashier orders will not be presented for payment before the closing of the application lists but may be presented at any time thereafter.

(e) Effects of Bad Weather Conditions on the Opening of the Application Lists

The application lists will not open if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning signal

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Wednesday, 5 March 2008. Instead they will open between 11:45 a.m. and 12:00 noon on the next Business Day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon. For this purpose, "Business Day" means a day that is not a Saturday, Sunday or a public holiday in Hong Kong.

8. HOW MANY APPLICATIONS MAY BE MADE

Multiple applications or suspect multiple applications are liable to be rejected.

You may make more than one application for the Hong Kong Public Offer Shares if and only if you are a nominee, in which case you may make an application as a nominee by (i) giving electronic application instructions to HKSCC (if you are a CCASS Participant) or to the designated eIPO Service Provider through **White Form eIPO** service **(www.eipo.com.hk)** or; (ii) using a **WHITE** or **YELLOW** Application Form, and

lodging more than one Application Form in your own name if each application is made on behalf of different beneficial owners. In the box on the Application Form marked "For nominees" you must include:

- an account number; or
- some other identification code

for each beneficial owner or, in the case of joint beneficial owners, for each such beneficial owner. If you do not include this information, the application will be treated as being made for your benefit.

Otherwise, multiple applications are not allowed.

If you apply by means of **White Form eIPO,** once you complete payment in respect of any electronic application instruction given by you or for your benefit to the designated eIPO Service Provider to make an application for Hong Kong Public Offer Shares, an actual application shall be deemed to have been made. For the avoidance of doubt, giving an electronic application instruction under **White Form eIPO** more than once and obtaining different application reference numbers without effecting full payment in respect of a particular reference number will not constitute an actual application.

If you are suspected of submitting more than one application through the **White Form eIPO** service by giving electronic application instructions through the designated website at **www.eipo.com.hk** and completing payment in respect of such electronic application instructions, or of submitting one application through the **White Form eIPO** service and one or more applications by any other means, all of your applications are liable to be rejected.

If you have made an application by giving **electronic application instructions** to HKSCC and you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Hong Kong Public Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Hong Kong Public Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any electronic application instructions to make an application for the Hong Kong Public Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application for the purpose of considering whether multiple applications have been made. No application for any other number of Hong Kong Public Offer Shares will be considered and any such application is liable to be rejected.

For further information, please see "Further Terms and Conditions of the Hong Kong Public Offering — 5. Multiple Applications".

9. HOW MUCH ARE THE HONG KONG PUBLIC OFFER SHARES

The maximum Offer Price is HK$10.70 per H Share. You must also pay brokerage of 1%, SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%. This means that for every board lot of 500 H Shares you will pay approximately HK$5,403.98. The Application Forms have tables showing the exact amount payable for multiples of H Shares up to 85,300,000 H Shares.

If the Offer Price as finally determined is less than HK$10.70 per H Share, appropriate refund payments (including brokerage, SFC transaction levy and the Hong Kong Stock Exchange trading fee attributable to the surplus application monies) will be made to successful applicants, without interest. Details of the procedure for refund are set out below in the section headed "— 11. Dispatch/Collection of H Share Certificates and Refunds of Application Monies."

If your application is successful, brokerage is paid to participants of the Hong Kong Stock Exchange (or the Hong Kong Stock Exchange, as the case may be), the Hong Kong Stock Exchange trading fee is paid to the Hong Kong Stock Exchange, and the SFC transaction levy is paid to the SFC.

10. RESULTS OF ALLOCATIONS

Results of allocations in the Hong Kong Public Offering, including the Offer Price, the level of applications in the Hong Kong Public Offering, the level of indications of interest in the International Offer, the basis of allotment of Hong Kong Public Offer Shares and the number of Hong Kong Public Offer Shares successfully applied for under **WHITE** and **YELLOW** Application Forms, or by giving electronic application instructions to HKSCC via CCASS or the designated **White Form eIPO** Service Provider through the designated eIPO website, will be made available in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on Wednesday, 12 March 2008:

The results of allocations and the Hong Kong Identity Card/passport/Hong Kong Business Registration numbers of successful applicants under the Hong Kong Public Offer will be made available at the times and date and in the manner specified below:

- Results of allocations for the Hong Kong Public Offering can be found in our announcement to be posted on the website of the Company at **www.crcc.cn** and on the website of the Stock Exchange at **www.hkex.com.hk** on Wednesday, 12 March 2008;

- Results of allocations will be made available from our Hong Kong Public Offering website at **www.iporesults.com.hk** on a 24-hour basis from 8:00 a.m. on Wednesday, 12 March 2008 to 12:00 midnight on Tuesday, 18 March 2008. The user will be required to key in the Hong Kong identity card/passport/Hong Kong business registration number provided in his/her/its Application Form to search for his/her/its own allocation result;

- Results of allocations will be made available from our Hong Kong Public Offering allocation results telephone enquiry line. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Public Offer Shares allocated to them, if any, by calling 2862 8669 between 9:00 a.m. and 10:00 p.m. from Wednesday, 12 March 2008 to Saturday, 15 March 2008;

- Special allocation results booklets setting out the results of allocations will be available for inspection during opening hours of individual branches and sub-branches from Wednesday, 12 March 2008 to Friday, 14 March 2008 at all the receiving bank branches and sub-branches at the addresses set out in the section headed "— 3. Where to Collect the Prospectus and Application Forms".

11. DISPATCH/COLLECTION OF H SHARE CERTIFICATES AND REFUNDS OF APPLICATION MONIES

Refund cheques for surplus application monies (if any) under **WHITE** or **YELLOW** Application Forms and H Share certificates for successful applicants under **WHITE** Application Forms and **White Form eIPO** are expected to be posted and/or available for collection (as the case may be) on or around Wednesday, 12 March 2008.

H Share certificates will only become valid certificates of title at 8:00 a.m. on Thursday, 13 March 2008 provided that the Hong Kong Public Offering has become unconditional in all respects and the right of termination described in the section entitled "Underwriting — Underwriting Arrangements and Expenses — Hong Kong Public Offering — Hong Kong Underwriting Agreement — Grounds for Termination" has not been exercised.

For further information on arrangements for the dispatch/collection of H Share certificates and refunds of application monies, please refer to the section headed "Further Terms and Conditions of the Hong Kong Public Offering — 7. If Your Application for Hong Kong Public Offer Shares is Successful (in Whole or in Part)" and "— 8. Refund of Application Monies".

FURTHER TERMS AND CONDITIONS OF THE HONG KONG PUBLIC OFFERING

1. GENERAL

(a) If you apply for Hong Kong Public Offer Shares in the Hong Kong Public Offering, you will be agreeing with our Company and the Joint Lead Managers (for themselves and on behalf of the Hong Kong Underwriters) as set out below.

(b) If you give electronic application instructions to HKSCC via CCASS to cause HKSCC Nominees to apply for Hong Kong Public Offer Shares on your behalf, you will have authorised HKSCC Nominees to apply on the terms and conditions set out below, as supplemented and amended by the terms and conditions applicable to the relevant application method.

(c) If you give electronic application instructions to the eIPO Service Provider through the designated website at www.eipo.com.hk, you will have authorised the designated eIPO Service Provider to apply on the terms and conditions set out below, as supplemented and amended by the terms and conditions applicable to the **White Form eIPO** service.

(d) In this section, references to "you," "applicants," "joint applicants" and other like references shall, if the context so permits, include references to both nominees and principals on whose behalf HKSCC Nominees or the eIPO Service Provider is applying for Hong Kong Public Offer Shares, and references to the making of an application shall, if the context so permits, include references to making applications electronically by giving instructions to HKSCC or by submitting an application to the designated eIPO Service Provider through the designated website for the **White Form eIPO** service.

(e) Applicants should read this Prospectus carefully, including the terms and conditions set out herein and in the Application Forms or imposed by HKSCC and/or the eIPO Service Provider prior to making any application for Hong Kong Public Offer Shares.

2. OFFER TO PURCHASE THE HONG KONG PUBLIC OFFER SHARES

(a) You offer to purchase from us at the Offer Price the number of the Hong Kong Public Offer Shares indicated in your Application Form (or any smaller number in respect of which your application is accepted) on the terms and conditions set out in this Prospectus and the relevant Application Form.

(b) For applicants using Application Forms, a refund cheque in respect of the surplus application monies (if any) representing the Hong Kong Public Offer Shares applied for but not allocated to you and representing the difference (if any) between the final Offer Price and the maximum Offer Price (including the brokerage, SFC transaction levy and the Hong Kong Stock Exchange trading fee attributable thereto), is expected to be sent to you at your own risk to the address stated on your Application Form on or before Wednesday, 12 March 2008.

Details of the procedure for refunds relating to each of the Hong Kong Public Offering methods are contained below in the sections headed "— 7. If Your Application for the Hong Kong Public Offer Shares is Successful (in Whole or in Part)," "— 8. Refund of Application monies" and "— 10. Additional Information for Applicants Applying by Giving Electronic Application Instructions to HKSCC".

(c) Any application may be rejected in whole or in part.

(d) Applicants under the Hong Kong Public Offering should note that in no circumstances (save for those provided under section 40 of the Hong Kong Companies Ordinance) can applications be withdrawn once submitted. For the avoidance of doubt, our Company and all other parties involved in the preparation of this Prospectus acknowledge that each CCASS Participant who gives, or causes to give, **electronic application instructions** to HKSCC via CCASS is a person who may be entitled to compensation under section 40 of the Hong Kong Companies Ordinance.

3. ACCEPTANCE OF YOUR OFFER

(a) The Hong Kong Public Offer Shares will be allocated after the application lists close. We expect to announce the final number of Hong Kong Public Offer Shares, the level of applications under the Hong Kong Public Offering and the basis of allocations of the Hong Kong Public Offer Shares in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on Wednesday, 12 March 2008.

(b) The results of allocations of the Hong Kong Public Offer Shares under the Hong Kong Public Offering, including the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers (where applicable) of successful applicants and the number of Hong Kong Public Offer Shares successfully applied for, will be made available on Wednesday, 12 March 2008 in the manner described in the section headed "How To Apply For Hong Kong Public Offer Shares — 10. Results of Allocations."

(c) We may accept your offer to purchase (if your application is received, valid, processed and not rejected) by announcing the basis of allocations and/or making available the results of allocations publicly.

(d) If we accept your offer to purchase (in whole or in part), there will be a binding contract under which you will be required to purchase the Hong Kong Public Offer Shares in respect of which your offer has been accepted if the conditions of the Global Offering are satisfied or the Global Offering is not otherwise terminated. Further details are contained in the section headed "Structure of the Global Offering."

(e) You will not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time after acceptance of your application. This does not affect any other right you may have.

4. EFFECT OF MAKING ANY APPLICATION

(a) By completing and submitting any Application Form you:

- **instruct** and **authorise** our Company and/or the Joint Global Coordinators (or their respective agents or nominees) to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect the registration of any Hong Kong Public Offer Shares allocated to you in your name(s) or HKSCC Nominees, as the case may be, as required by our Articles of Association and otherwise to give effect to the arrangements described in this Prospectus and the relevant Application Form;

- **undertake** to sign all documents and to do all things necessary to enable you or HKSCC Nominees, as the case may be, to be registered as the holder of the Hong Kong Public Offer Shares allocated to you, and as required by our Articles of Association;
- **represent, warrant** and **undertake** that the H Shares have not been and will not be registered under the U.S. Securities Act and you are outside the United States when completing the Application Form and are not a United States person (as defined in Regulation S under the U.S. Securities Act);
- **confirm** that you have received and/or read a copy of this Prospectus and have only relied on the information and representations contained in this Prospectus in making your application, and will not rely on any other information or representation save as set out in any supplement to this Prospectus;
- **confirm** that you understand entirely that our registered share capital comprises A Shares and H Shares and that holders of H Shares shall have the same right as holders of A Shares save as to certain rights which holders of H Shares are entitled;
- **agree** (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation;
- (if the application is made for your own benefit) **warrant** that the application is the only application which will be made for your benefit on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC via CCASS or to the designated eIPO Service Provider via White Form eIPO service (**www.eipo.com.hk**);
- (if the application is made by an agent on your behalf) **warrant** that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;
- (if you are an agent for another person) **warrant** that the application is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC via CCASS or to the designated eIPO Service Provider via White Form eIPO service (**www.eipo.com.hk**), and that you are duly authorised to sign the Application Form or to give **electronic application instruction** as that other person's agent;
- **undertake** and **confirm** that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Offer Shares in the International Offering, nor otherwise participate in the International Offering;
- **warrant** the truth and accuracy of the information contained in your application;
- **agree** that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- **undertake** and **agree** to accept the H Shares applied for, or any lesser number allocated to you under the application;

- **authorise** our Company to place your name(s) or HKSCC Nominees, as the case may be, on our register of members as the holder(s) of any Hong Kong Public Offer Shares allocated to you, and our Company and/or our agents to send any H Share certificate(s) (where applicable) and/or any refund cheque (where applicable) to you or (in case of joint applicants) the first-named applicant in the Application Form by ordinary post at your own risk to the address stated on your Application Form (except if you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated in your Application Form your wish to collect your refund cheque and H Share certificates (where applicable) in person);

- **understand** that these declarations and representations will be relied upon by our Company and the Joint Global Coordinators and the Joint Lead Managers in deciding whether or not to allocate any Hong Kong Public Offer Shares in response to your application;

- if the laws of any place outside Hong Kong are applicable to your application, you **agree** and **warrant** that you have complied with all such laws and none of our Company, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers and the Underwriters, nor any of their respective officers or advisors will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in this Prospectus;

- **agree** with our Company and each shareholder of our Company, and our Company agrees with each of our shareholders, to observe and comply with the PRC Company Law, the Special Regulations and our Articles of Association;

- **agree** with our Company, and each shareholder, director, supervisor, manager and officer of our Company, and our Company acting for itself and for each director, supervisor, manager and officer agrees with each shareholder of our Company to refer all differences and claims arising from our Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning our affairs to arbitration in accordance with our Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award, which shall be final and conclusive;

- **agree** with our Company and each shareholder of our Company that the H Shares in our Company are freely transferable by the holder thereof;

- **authorise** our Company to enter into a contract on your behalf with each of our directors, supervisors and officers whereby each such director, supervisor and officer undertakes to observe and comply with his obligations to shareholders as stipulated in our Articles of Association;

- **agree** that our Company, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Joint Sponsors, the Underwriters and any of their respective directors, officers, employees, agents or advisors and any other parties involved in the Global Offering are liable only for and that you have only relied upon, the information and representations contained in this Prospectus and any supplement to this Prospectus;

- **acknowledge and agree** that you have not relied upon the information contained in the information packs or announcements relating to our A Share Offering made available on the website of Hong Kong Exchanges and Clearing Limited, and that our Company, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Joint Sponsors, the Underwriters and any of their respective directors, officers, employees, agents or advisors do not make any express or implied representation or warranty as to the accuracy or completeness of such information and expressly disclaim any and all liability in relation to such information, or any omission from or inaccuracies or errors in such information; and

- **agree** to disclose to our Company, our registrar, the receiving bankers, the Joint Global Coordinators, the Joint Lead Managers and their respective advisors and agents any personal data or other information which they require about you or the person(s) for whose benefit you have made the application.

(b) If you apply for the Hong Kong Public Offer Shares using a **YELLOW** Application Form, in addition to the confirmations and agreements referred to in (a) above, you (and if you are joint applicants, each of you jointly and severally) **agree** that:

- any Hong Kong Public Offer Shares allocated to you shall be registered in the name of HKSCC Nominees and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant in accordance with your election on the Application Form;

- each of HKSCC and HKSCC Nominees reserves the right (1) not to accept any or part of such allotted Hong Kong Public Offer Shares issued in the name of HKSCC Nominees or not to accept such allotted Hong Kong Public Offer Shares for deposit into CCASS; (2) to cause such allotted Hong Kong Public Offer Shares to be withdrawn from CCASS and transferred into your name (or, if you are a joint applicant, to the first-named applicant) at your own risk and costs; and (3) to cause such allotted Hong Kong Public Offer Shares to be issued in your name (or, if you are a joint applicant, to the first-named applicant) and in such a case, to post the H Share certificates for such allotted Hong Kong Public Offer Shares at your own risk to the address on your Application Form by ordinary post or to make available the same for your collection;

- each of HKSCC and HKSCC Nominees may adjust the number of allotted Hong Kong Public Offer Shares issued in the name of HKSCC Nominees;

- neither HKSCC nor HKSCC Nominees shall have any liability for the information and representations not so contained in this Prospectus and the Application Form;

- neither HKSCC nor HKSCC Nominees shall be liable to you in any way.

(c) In addition, by giving **electronic application instructions** to HKSCC or instructing your broker or custodian who is a CCASS Clearing Participant or a CCASS Custodian Participant to give such instructions to HKSCC, you (and if you are joint applicants, each of you jointly and severally) are deemed to have done the following things. Neither HKSCC nor HKSCC

Nominees shall be liable to our Company or any other person in respect of the things mentioned below:

- instructed and authorised HKSCC to cause HKSCC Nominees (acting as nominee for the relevant CCASS Participants) to apply for the Hong Kong Public Offer Shares on your behalf;
- instructed and authorised HKSCC to arrange payment of the maximum offer price, brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee by debiting your designated bank account and, in the case of a wholly or partially unsuccessful application and/or the offer price is less than the offer price per H Share initially paid on application, refund of the application monies, in each case including brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee, by crediting your designated bank account;
- (where a **WHITE** Application Form is signed by HKSCC Nominees on behalf of persons who have given electronic application instructions to apply for the Hong Kong Public Offer Shares) (i) HKSCC Nominees is only acting as nominee for those persons and shall not be liable for any breach of the terms and conditions of the **WHITE** Application Form or this Prospectus; (ii) in addition to the confirmations and agreements set out in paragraph (a), above, instructed and authorised HKSCC to cause HKSCC Nominees to do on your behalf all the things which it has stated to do on your behalf in the **WHITE** Application Form, and the following:
  - — agree that the Hong Kong Public Offer Shares to be allocated shall be issued in the name of HKSCC Nominees and deposited directly into CCASS for the credit of the stock account of the CCASS Participant who has inputted electronic application instructions on your behalf or your CCASS Investor Participant stock account;
  - — undertake and agree to accept the Hong Kong Public Offer Shares in respect of which you have given electronic application instructions or any lesser number;
  - — (if the electronic application instructions are given for your own benefit) declare that only one set of electronic application instructions has been given for your benefit;
  - — (if you are an agent for another person) declare that you have only given one set of electronic application instructions for the benefit of that other person and that you are duly authorised to give those instructions as that other person's agent;
  - — understand that the above declaration will be relied upon by our Company, the directors and the Joint Global Coordinators in deciding whether or not to make any allotment of Hong Kong Public Offer Shares in respect of the electronic application instructions given by you and that you may be prosecuted if you make a false declaration;
  - — authorise our Company to place the name of HKSCC Nominees on the register of members of our Company as the holder of the Hong Kong Public Offer Shares allotted in respect of your electronic application instructions and to send H Share certificate(s) and/or refund monies in accordance with the arrangements separately agreed between our Company and HKSCC;

- confirm that you have read the terms and conditions and application procedures set out in this Prospectus and agree to be bound by them;

- confirm that you have only relied on the information and representations in this Prospectus in giving your electronic application instructions or instructing your broker or custodian to give electronic application instructions on your behalf;

- agree (without prejudice to any other rights which that person may have) that once the application of HKSCC Nominees has been accepted, the application cannot be rescinded for innocent misrepresentation;

- agree that any application made by HKSCC Nominees on behalf of you pursuant to the electronic application instructions given by you is irrevocable before 29 March 2008, such agreement to take effect as a collateral contract with our Company and to become binding when you give the instructions and such collateral contract to be in consideration of our Company agreeing that we will not offer any Hong Kong Public Offer Shares to any person before 29 March 2008, except by means of one of the procedures referred to in this Prospectus. However, HKSCC Nominees may revoke the application before 29 March 2008 if a person responsible for this Prospectus under Section 40 of the Hong Kong Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this Prospectus;

- agree that once the application of HKSCC Nominees is accepted, neither that application nor your electronic application instructions can be revoked, and that acceptance of that application will be evidenced by the announcement of the results of the Hong Kong Public Offering published by our Company;

- agree to the arrangements, undertakings and warranties specified in the participant agreement between you and HKSCC, read with the General Rules of CCASS and the CCASS Operational Procedures, in respect of the giving of electronic application instructions relating to Hong Kong Public Offer Shares;

- agree with our Company, for itself and for the benefit of each of the shareholders of our Company (and so that our Company will be deemed by its acceptance in whole or in part of the application by HKSCC Nominees to have agreed, for itself and on behalf of each of the shareholders of our Company, with each CCASS Participant giving electronic application instructions) to observe and comply with the PRC Company Law, the Special Regulations and our Articles of Association; and

- agree with our Company, for itself and for the benefit of each of the shareholders of our Company and each director, supervisor, manager and other officer (and so that our Company will be deemed by its acceptance in whole or in part of this application to have agreed, for itself and on behalf of each of the shareholders of our Company and each director, supervisor, manager and other officer, with each CCASS Participant giving electronic application instructions):

  (i) to refer all differences and claims arising from our Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other

relevant laws and administrative regulations concerning its affairs to arbitration in accordance with our Articles of Association; and

(ii) that any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive.

(d) Our Company, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Joint Sponsors, the Underwriters, the eIPO Service Provider and their respective directors and any other parties involved in the Global Offering are entitled to rely on any warranty, representation or declaration made by you in your application.

(e) All the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given or assumed by or imposed on the applicants jointly and severally.

5. MULTIPLE APPLICATIONS

(a) It will be a term and condition of all applications that by completing and delivering an Application Form or giving electronic application instructions, you:

- (if the application is made for your own benefit) warrant that this is the only application which will be made for your benefit on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC or to the designated eIPO Service Provider through the **White Form eIPO** service (**www.eipo.com.hk**);
- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that this is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC or to the designated eIPO Service Provider through the **White Form eIPO** service (**www.eipo.com.hk**), and that you are duly authorised to sign the Application Form as that other person's agent.

(b) Except where you are a nominee and provide the information required to be provided in your application, all of your applications will be rejected as multiple applications if you, or you and your joint applicant(s) together:

- make more than one application (whether individually or jointly) on a **WHITE** or **YELLOW** Application Form or by giving electronic application instructions to HKSCC or to the designated eIPO Service Provider through the **White Form eIPO** service (**www.eipo.com.hk**);
- both apply (whether individually or jointly) on one **WHITE** Application Form and one **YELLOW** Application Form or on one **WHITE** or **YELLOW** Application Form and give **electronic application instructions** to HKSCC or to the designated eIPO Service Provider through the **White Form eIPO** service (**www.eipo.com.hk**);
- apply on one **WHITE** or **YELLOW** Application Form (whether individually or jointly) or by giving electronic **application instructions** to HKSCC or to the designated eIPO Service Provider through the **White Form eIPO** (**www.eipo.com.hk**), for more than 85,300,000

H Shares initially being offered for public subscription under the Hong Kong Public Offering, as more particularly described in the section entitled "Structure of the Global Offering — The Hong Kong Public Offering;" or

- have applied for or taken up, or indicated an interest for, or have been or will be placed (including conditionally and/or provisionally) Offer Shares under the International Offering.

(c) All of your applications will also be rejected as multiple applications if more than one application is made for your benefit (including the part of the application made by HKSCC Nominees acting on electronic application instructions). If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company,

then the application will be treated as being for your benefit.

Unlisted company means a company with no equity securities listed on the Hong Kong Stock Exchange.

Statutory control means you:

- control the composition of the board of directors of our Company; or
- control more than half of the voting power of our Company; or
- hold more than half of the issued share capital of our Company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

6. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOTTED HONG KONG PUBLIC OFFER SHARES

You should note the following situations in which Hong Kong Public Offer Shares will not be allotted to you or your application is liable to be rejected:

(a) If your application is revoked:

By completing and submitting an Application Form or electronic application instructions to HKSCC or to the designated eIPO Service Provider through the White Form eIPO service (**www.eipo.com.hk**) you agree that your application or the application made by HKSCC Nominees on your behalf cannot be revoked on or before 29 March 2008. This agreement will take effect as a collateral contract with our Company, and will become binding when you lodge your Application Form or submit your electronic application instructions to HKSCC or to the designated eIPO Service Provider. This collateral contract will be in consideration of our Company agreeing that we will not offer any Hong Kong Public Offer Shares to any person on or before 29 March 2008 except by means of one of the procedures referred to in this Prospectus.

Your application or the application made by HKSCC Nominees on your behalf may be revoked on or before 29 March 2008 if a person responsible for this Prospectus under section 40 of the Hong Kong

Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this Prospectus.

If any supplement to this Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of this Prospectus as supplemented.

If your application or the application made by HKSCC Nominees on your behalf has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the press of the results of allocation, and where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

(b) If our Company, the Joint Global Coordinators or the eIPO Service Provider (where applicable) or their respective agents exercise their discretion to reject your application:

We and the Joint Global Coordinators (as agent for our Company) and the eIPO Service Provider, or their respective agents and nominees, have full discretion to reject or accept any application, or to accept only part of any application, without having to give any reasons for any rejection or acceptance.

(c) If the allotment of Hong Kong Public Offer Shares is void:

The allotment of Hong Kong Public Offer Shares to you or to HKSCC Nominees (if you give **electronic application instructions** or apply by a **YELLOW** Application Form) will be void if the Listing Committee of the Hong Kong Stock Exchange does not grant permission to list the H Shares either:

- within three weeks from the closing of the application lists; or
- within a longer period of up to six weeks if the Listing Committee of the Hong Kong Stock Exchange notifies our Company of that longer period within three weeks of the closing date of the application lists.

(d) In the following circumstances:

- you make multiple applications or suspected multiple applications;
- you or the person for whose benefit you apply have applied for or taken up, or indicated an interest for, or have been or will be placed or allocated (including conditionally and/or provisionally) Offer Shares in the International Offering. By filling in any of the Application Forms or giving electronic instructions to HKSCC or to the designated eIPO Service Provider through the White Form eIPO service (**www.eipo.com.hk**), you agree not to apply for Offer Shares in the International Offering. Reasonable steps will be taken to identify and reject applications in the Hong Kong Public Offering from investors who have received Offer shares in the International Offering, and to identify and reject indications of interest in the International Offering from investors who have received Hong Kong Public Offer Shares in the Hong Kong Public Offering;

- you apply for more than 85,300,000 Hong Kong Public Offer Shares initially being offered under the Hong Kong Public Offering;
- your payment is not made correctly or you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured upon its first presentation;
- your Application Form is not completed correctly and in accordance with the instructions;
- your electronic application instructions through the **White Form eIPO** service are not completed in accordance with the instructions, terms and conditions set out in the designated website at **www.eipo.com.hk**;
- either of the Hong Kong Underwriting Agreement or the International Underwriting Agreement does not become unconditional; or
- either of the Hong Kong Underwriting Agreement or the International Underwriting Agreement is terminated in accordance with their respective terms.

7. IF YOUR APPLICATION FOR HONG KONG PUBLIC OFFER SHARES IS SUCCESSFUL (IN WHOLE OR IN PART)

No temporary document of title will be issued in respect of the H Shares.

No receipt will be issued for sums paid on application.

You will receive one H share certificate for all of the Hong Kong Public Offer Shares issued to you under the Hong Kong Public Offering (except pursuant to applications made on yellow Application Forms or by electronic application instructions to HKSCC via CCASS, in which case H share certificates will be deposited in CCASS).

H Share certificates will only become valid certificates of title at 8:00 a.m. on Thursday, 13 March 2008 provided that the Hong Kong Public Offering has become unconditional in all respects and the right of termination described in the section entitled "Underwriting — Underwriting Arrangements and Expenses — Hong Kong Public Offering — Hong Kong Underwriting Agreement — Grounds for Termination" has not been exercised.

(a) If you apply using a white Application Form:

If you apply for 1,000,000 Hong Kong Public Offer Shares or more on a **WHITE** Application Form and have indicated your intention in your Application Form to collect your H Share certificate(s) and/or refund cheque (where applicable) from Computershare Hong Kong Investor Services Limited and have provided all information required by your Application Form, you may collect it/them in person from Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. on Wednesday, 12 March 2008 or such other date as notified by our Company in the newspapers as the date of despatch/collection of H Share certificates/refund cheques.

If you are an individual who opts for personal collection, you must not authorise any other person to make collection on your behalf. If you are a corporate applicant which opts for personal collection, you must attend by your authorised representative bearing a letter of authorization from your corporation stamped with

your corporation's chop. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your refund cheque(s) and/or H Share certificate(s) personally within the time specified for collection, they will be sent to the address as specified in your Application Form promptly thereafter by ordinary post and at your own risk.

If you apply for less than 1,000,000 Hong Kong Public Offer Shares or if you apply for 1,000,000 Hong Kong Public Offer Shares or more but have not indicated on your Application Form that you will collect your refund cheque(s) and/or H Share certificate(s) (where applicable) in person, your refund cheque(s) and/or H Share certificate(s) (where applicable) will be sent to the address on your Application Form on Wednesday, 12 March 2008, by ordinary post and at your own risk.

(b) If you apply using a yellow Application Form:

If you apply for Hong Kong Public Offer Shares using a **YELLOW** Application Form and your application is wholly or partially successful, your H Share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you in your Application Form at the close of business on Wednesday, 12 March 2008, or in the event of a contingency, on any other date as shall be determined by HKSCC Nominees.

If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant) on a **YELLOW** Application Form for Hong Kong Public Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Public Offer Shares allocated to you with that CCASS Participant.

If you are applying as a CCASS Investor Participant, our Company expects to publish the results of CCASS Investor Participants' applications together with the results of the Hong Kong Public Offering in the newspapers on Wednesday, 12 March 2008 in the manner described in "How To Apply For Hong Kong Public Offer Shares — 10. Results of Allocations". You should check the announcement published by our Company and report any discrepancies to HKSCC before 5:00 p.m. on Wednesday, 12 March 2008 or such other date as shall be determined by HKSCC or HKSCC Nominees. Immediately after the credit of the Hong Kong Public Offer Shares to your stock account, you can check your new account balance via the CCASS Phone System and the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Hong Kong Public Offer Shares credited to your stock account.

If you apply for 1,000,000 Hong Kong Public Offer Shares or more and you have elected on your **YELLOW** Application Form to collect your refund cheque (where applicable) in person, please follow the same procedure, as those for **WHITE** Application Form applicants as described above. If you have applied for 1,000,000 Hong Kong Public Offer Shares or above and have not indicated on your Application Form that you will collect your refund cheque (if any) in person, or if you have applied for less than 1,000,000 Hong Kong Public Offer Shares, your refund cheque (if any) will be sent to the address on your Application Form on the date of despatch, which is expected to be on Wednesday, 12 March 2008, by ordinary post and at your own risk.

(c) If you apply through White Form eIPO:

If you apply for 1,000,000 Hong Kong Public Offer Shares or more through the **White Form eIPO** service by submitting an electronic application to the designated eIPO Service Provider through the designated website at www.eipo.com.hk and your application is wholly or partially successful, you may collect your H Share certificate(s) and/or refund cheque(s) (where applicable) in person from Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Wednesday, 12 March 2008, or such other date as notified by our Company in the newspapers as the date of dispatch/collection of H Share certificates/refund cheques.

If you do not collect your H Share certificate(s) and/or refund cheque(s) personally within the time specified for collection, they will be sent to the address specified in your application instructions to the designated eIPO Service Provider promptly thereafter by ordinary post and at your own risk.

If you apply for less than 1,000,000 Hong Kong Public Offer Shares, your H Share certificate(s) and/or refund cheque(s) (where applicable) will be sent to the address specified in your application instructions to the designated eIPO Service Provider through the designated website at www.eipo.com.hk on Wednesday, 12 March 2008 by ordinary post and at your own risk.

Please also note the additional information relating to refund of application monies overpaid, application money underpaid or applications rejected by the designated eIPO Service Provider set out in "— 9. Additional Information for Applicants Applying through **White Form eIPO**."

8. REFUND OF APPLICATION MONIES

Your application monies, or the appropriate portion thereof, together with the related brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%, will be refunded if:

- your application is rejected, not accepted or accepted in part only or if you do not receive any Hong Kong Public Offer Shares for any of the reasons set out above in the section headed "— 6. Circumstances in which You will Not be Allotted Hong Kong Public Offer Shares;
- the Offer Price as finally determined is less than the Offer Price of HK$10.70 per H Share (excluding brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee thereon) initially paid on application;
- the conditions of the Hong Kong Public Offering are not fulfilled in accordance with the section headed "Structure of the Global Offering — Conditions of the Hong Kong Public Offering";
- any application is revoked or any allotment pursuant thereto has become void.

No interest will be paid thereon. All interest accrued on such monies prior to the date of refund will be retained for our benefit.

In a contingency situation involving a substantial over-subscription, at the discretion of our Company and the Joint Global Coordinators, cheques for applications for certain small denominations of Hong Kong Public Offer Shares (apart from successful and reserved applications) may not be cleared.

Refund of your application monies (if any) will be made on Wednesday, 12 March 2008 in accordance with the various arrangements as described above. All refunds will be made by a cheque crossed "Account

Payee Only" made out to you, or if you are joint applicants, to the first-named applicant. Part of your Hong Kong identity card number or passport number, or, if you are joint applicants, part of the Hong Kong identity card number or passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purposes. Your banker may require verification of your Hong Kong identity card number or passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong identity card number or passport number may lead to delay in encashment of or may invalidate your refund cheque. It is intended that special efforts will be made to avoid any undue delay in refunding application monies where appropriate.

9. ADDITIONAL INFORMATION FOR APPLICANTS APPLYING THROUGH WHITE FORM eIPO

For the purposes of allocating Hong Kong Public Offer Shares, each applicant giving electronic application instructions through the **White Form eIPO** service to the eIPO Service Provider through the designated website at www.eipo.com.hk will be treated as an applicant.

If your payment of application monies is insufficient, or in excess of the required amount, having regard to the number of Offer Shares for which you have applied, or if your application is otherwise rejected by the designated eIPO Service Provider, the designated eIPO Service Provider may adopt alternative arrangements for the refund of monies to you. Please refer to the additional information provided by the designated eIPO Service Provider on the designated website at www.eipo.com.hk.

Otherwise, any monies payable to you due to a refund for any of the reasons set out in "— 8. Refund of Application Monies" shall be made pursuant to the arrangements described in "— 7. If Your Application for Hong Kong Public Offer Shares is Successful (in Whole or in Part) — (c) If you apply through **White Form eIPO**".

10. ADDITIONAL INFORMATION FOR APPLICANTS APPLYING BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

(a) Allocation of Hong Kong Public Offer Shares

For the purposes of allocating Hong Kong Public Offer Shares, HKSCC Nominees will not be treated as an applicant. Instead, each CCASS Participant who gives electronic application instructions or each person for whose benefit each such instructions is given will be treated as an applicant.

(b) Deposit of H Share Certificates into CCASS and Refund of Application Monies

- No temporary document of title will be issued. No receipt will be issued for sums on paid application.

- If your application is wholly or partially successful, your H share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for the credit of the stock account of the CCASS Participant which you have instructed to give electronic application instructions on your behalf or your CCASS Investor Participant stock account at the close of business on Wednesday, 12 March 2008, or, in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees Limited.

- Our Company expects to publish the application results of CCASS Participants (and where the CCASS Participant is a broker or custodian, our Company will include information relating to the relevant beneficial owner), your Hong Kong identity card/passport number or other identification code (Hong Kong business registration number for corporations) and the basis of allotment of the Hong Kong Public Offering in the newspapers on Wednesday, 12 March 2008 in the manner described in "How to Apply for Hong Kong Public Offer Shares — 10. Results of Allocations". You should check the announcement published by our Company and report any discrepancies to HKSCC before 5:00 p.m. on Wednesday, 12 March 2008 or such other date as shall be determined by HKSCC or HKSCC Nominees.

- If you have instructed your broker or custodian to give electronic application instructions on your behalf, you can also check the number of Hong Kong Public Offer Shares allotted to you and the amount of refund monies (if any) payable to you with that broker or custodian.

- If you have applied as a CCASS Investor Participant, you can also check the number of Hong Kong Public Offer Shares allotted to you and the amount of refund monies (if any) payable to you via the CCASS Phone System and the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) on Wednesday, 12 March 2008. HKSCC will also make available to you an activity statement showing the number of Hong Kong Public Offer Shares credited to your CCASS Investor Participant stock account and the amount of refund monies (if any) credited to your designated bank account.

- Refund of your application monies (if any) in respect of wholly and partially unsuccessful applications and/or difference between the Offer Price and the offer price per H Share initially paid on application, in each case including brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%, will be credited to your designated bank account or the designated bank account of your broker or custodian on Wednesday, 12 March 2008. No interest will be paid thereon.

11. PERSONAL DATA

The main provisions of the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the "Ordinance") came into effect in Hong Kong on 20 December 1996. This Personal Information Collection Statement informs the applicant for and holder of our H Shares of the policies and practices of our Company and our share registrars in relation to personal data and the Ordinance.

(a) Reasons for the collection of your personal data

From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to our Company and our H Share registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the registrars.

Failure to supply the requested data may result in your application for securities being rejected or in delay or inability of our Company or the H Share registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfer of the Hong Kong Public Offer Shares which you have successfully applied for and/or the despatch of H Share Certificate(s), and/or the despatch or encashment of refund cheque(s) to which you are entitled.

It is important that holders of securities inform us and our H Share registrar immediately of any inaccuracies in the personal data supplied.

(b) Purposes

The personal data of the applicants and the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:

- processing of your application and refund cheque, where applicable, and verification of compliance with the terms and application procedures set out in the Application Forms and this Prospectus and announcing results of allocations of the Hong Kong Public Offer Shares;
- enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
- registering new issues or transfers into or out of the name of holders of securities including, where applicable, in the name of HKSCC Nominees;
- maintaining or updating the registrars of holders of securities of our Company;
- conducting or assisting in the conduct of signature verifications, any other verification or exchange of information;
- establishing benefit entitlements of holders of securities of our Company, such as dividends, rights issues and bonus issues;
- distributing communications from our Company and our subsidiaries;
- compiling statistical information and shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable our Company and our H Share registrar to discharge our obligations to holders of securities and/or regulators and/or other purpose to which the holders of securities may from time to time agree.

(c) Transfer of personal data

Personal data held by our Company and our H Share registrar relating to the applicants and the holders of securities will be kept confidential but our Company and our H Share registrar, to the extent necessary for achieving the above purposes or any of them, may make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the applicants and the holders of securities to, from or with any and all of the following persons and entities:

- our Company or our respective appointed agents such as financial advisors and receiving bankers;
- HKSCC and HKSCC Nominees, who will use the personal data for the purposes of operating CCASS (in cases where the applicants have requested for the Hong Kong Public Offer Shares to be deposited into CCASS);

- any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to our Company and/or our H share registrar in connection with the operation of their business;
- the Hong Kong Stock Exchange, the SFC and any other statutory, regulatory or governmental bodies; and
- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers.

By signing an Application Form or by giving electronic application instructions to HKSCC, you agree to all of the above.

(d) Access to and correction of personal data

The Ordinance provides the holders of securities with rights to ascertain whether our Company or our H Share registrar holds their personal data, to obtain a copy of that data, and to correct any data that is inaccurate.

In accordance with the Ordinance, our Company and our H Share registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and kinds of data held should be addressed to us, at our registered address disclosed in the "Corporate Information" section in this Prospectus or as notified from time to time in accordance with applicable law, for the attention of the company secretary, or our H Share registrar for the attention of the privacy compliance officer.



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The following is the text of a report, prepared for the purpose of incorporation in this Prospectus, received from our reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong.

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong

29 February 2008

The Directors
China Railway Construction Corporation Limited
CITIC Securities Corporate Finance (HK) Limited
Citigroup Global Markets Asia Limited
Macquarie Securities Limited

Dear Sirs,

We set out below our report on the financial information regarding China Railway Construction Corporation Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 31 December 2004, 2005 and 2006, and the eleven-month period ended 30 November 2007 (the "Relevant Periods") (the "Financial Information"), and the eleven-month period ended 30 November 2006 (the "30 November 2006 Financial Information"), prepared on the basis set out in note 2 of Section II below, for inclusion in the Prospectus of the Company dated 29 February 2008 (the "Prospectus") in connection with the listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange").

The Company was incorporated on 5 November 2007 in Beijing, the People's Republic of China (the "PRC" or "Mainland China", which excludes for the purpose of this report, the Hong Kong Special Administrative Region of the PRC or Hong Kong, the Macau Special Administrative Region of the PRC or Macau, and Taiwan), as a joint stock company with limited liability under the Company Law of the PRC. Pursuant to a group restructuring (the "Restructuring") of China Railway Construction Corporation ("CRCCG"), a state-owned enterprise in the PRC, the Company became the holding company of the Group. Details of the Restructuring are set out in note 1 of Section II below.

The Group, its jointly-controlled entities and associates have adopted 31 December as their financial year end date for statutory reporting purposes. The financial statements of these companies were prepared in accordance with the relevant accounting principles and financial regulations applicable to PRC enterprises (the "Previous PRC GAAP") or other accounting principles applicable to these companies in their respective jurisdictions. Particulars of the Company and its principal subsidiaries, jointly-controlled entities and associates are set out in note 1 of Section II below.

The statutory consolidated financial statements of CRCCG and its subsidiaries for each of the three years ended 31 December 2004, 2005 and 2006 were prepared in accordance with the Previous PRC GAAP

and were audited by China Audit Certified Public Accountants Limited ("中審會計師事務所有限公司"), a certified public accounting firm registered in the PRC.

For the purpose of the Restructuring, the directors of the Company (the "Directors") have prepared the consolidated financial statements of the Group for the Relevant Periods and the financial statements of the Company for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 in accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance (the "MOF") of the PRC in 2006, and other related regulations issued by the MOF (collectively the "New PRC GAAP"), which were audited by Ernst & Young Hua Ming ("安永華明會計師事務所"), a certified public accounting firm registered in the PRC.

The Group prepared the Financial Information which includes the consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements of the Group for the Relevant Periods, the consolidated balance sheets of the Group as at 31 December 2004, 2005 and 2006 and 30 November 2007 and the balance sheet of the Company as at 30 November 2007, together with the notes thereto, in accordance with the International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board ("IASB") which were audited by us in accordance with International Standards on Auditing issued by the International Auditing and Assurance Standards Board (the "IAASB"). The Financial Information has been prepared from the audited consolidated financial statements of the Group and the financial statements of the Company prepared in accordance with IFRSs for the Relevant Periods (the "IFRS Financial Statements").

For the purpose of this report, we have carried out an independent audit on the Financial Information in accordance with International Standards on Auditing issued by the IAASB and have examined the Financial Information and carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants. No adjustments were considered necessary to adjust the IFRS Financial Statements to conform to the accounting policies referred to in note 3.2 of Section II of this report for the Relevant Periods.

The IFRS Financial Statements are the responsibility of the Directors who approved their issuance. The Directors are also responsible for the contents of the Prospectus, including the preparation and the true and fair presentation of the Financial Information in accordance with IFRSs. It is our responsibility to form an independent opinion and a review conclusion based on our audit of the Financial Information for the Relevant Periods and our review on the 30 November 2006 Financial Information, respectively, and to report our opinion and review conclusion, respectively, thereon.

Our responsibility is to express an opinion on the Financial Information based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the Financial Information are free from material misstatement.

Procedures Performed in Respect of the Relevant Periods

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and

fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Procedures Performed in Respect of the 30 November 2006 Financial Information

The comparative consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the eleven-month period ended 30 November 2006 together with the notes thereto have been extracted from the Group's interim financial information for the same period which was prepared by the Directors solely for the purpose of this report. We conducted our review in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the IAASB. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Opinion in Respect of the Relevant Periods

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the consolidated operating results and cash flows of the Group for each of the Relevant Periods and of the state of affairs of the Group as at 31 December 2004, 2005 and 2006, and 30 November 2007, and of the Company as at 30 November 2007 in accordance with IFRSs.

Review Conclusion in Respect of the 30 November 2006 Financial Information

Based on our review which does not constitute an audit, for the purpose of this report, nothing has come to our attention that causes us to believe that the 30 November 2006 Financial Information does not give a true and fair view of the consolidated operating results and cash flows of the Group for the eleven-month period ended 30 November 2006 in accordance with IFRSs.

I. FINANCIAL INFORMATION

(A) Consolidated Income Statements

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
REVENUE	6	86,187,491	110,794,747	153,608,974	138,283,661	146,666,955
Cost of sales		(79,802,559)	(102,869,824)	(144,012,964)	(129,682,141)	(136,934,467)
Gross profit		6,384,932	7,924,923	9,596,010	8,601,520	9,732,488
Other income and gains, net	6	125,178	202,823	185,868	133,146	549,717
Selling and distribution costs		(760,901)	(926,945)	(893,106)	(812,084)	(582,536)
Administrative expenses		(4,661,234)	(5,251,653)	(6,002,090)	(5,458,462)	(5,529,858)
Other expenses		(630,625)	(674,205)	(448,343)	(420,196)	(228,251)
PROFIT FROM OPERATIONS	7	457,350	1,274,943	2,438,339	2,043,924	3,941,560
Finance revenue	8	280,745	384,032	546,587	493,702	537,798
Finance costs	8	(416,216)	(782,795)	(909,326)	(826,659)	(1,077,471)
Share of profits and losses of:						
Jointly-controlled entities		49,622	34,122	25,535	22,963	12,859
Associates		396	25,086	(2,888)	(890)	2,285
PROFIT BEFORE TAX		371,897	935,388	2,098,247	1,733,040	3,417,031
Tax	11	(179,321)	(409,507)	(596,289)	(499,668)	(1,411,560)
PROFIT FOR THE YEAR/PERIOD		192,576	525,881	1,501,958	1,233,372	2,005,471
Attributable to:						
Equity holder of the Company	12	102,867	349,339	1,212,950	1,007,686	2,008,655
Minority interests		89,709	176,542	289,008	225,686	(3,184)
		192,576	525,881	1,501,958	1,233,372	2,005,471
Distributions	13	—	132,681	305,142	279,747	4,684,989
Earnings per share attributable to equity holder of the Company:						
Basic	14	1.29 cents	4.37 cents	15.16 cents	12.60 cents	25.11 cents
Diluted	14	N/A	N/A	N/A	N/A	N/A

(B) Consolidated Balance Sheets

	Notes	31 December 2004	31 December 2005	31 December 2006	30 November 2007
		RMB'000	RMB'000	RMB'000	RMB'000
NON-CURRENT ASSETS					
Property, plant and equipment	15	10,773,879	11,474,280	14,166,142	14,905,537
Prepaid land lease payments	16	1,342,575	1,297,646	1,441,246	4,551,279
Intangible assets	17	131,314	142,099	338,850	1,010,607
Interests in jointly-controlled entities	19	29,991	63,334	68,381	72,421
Interests in associates	20	152,738	343,045	365,735	235,081
Held-to-maturity investments	21	155,061	172,512	19,133	18,818
Available-for-sale investments	22	339,434	456,007	537,811	866,603
Deferred tax assets	23	4,272,242	4,148,411	3,928,131	3,244,426
Trade and bills receivables	27	911,796	1,274,871	1,570,812	917,185
Prepayments, deposits and other receivables	28	23,787	52,905	60,785	80,550
Total non-current assets		18,132,817	19,425,110	22,497,026	25,902,507
CURRENT ASSETS					
Prepaid land lease payments	16	24,444	25,838	28,823	100,096
Inventories	24	4,010,661	4,565,903	5,994,469	7,889,714
Properties under development		401,116	758,091	1,584,627	3,665,402
Completed properties held for sale	25	303,451	358,142	296,404	318,867
Construction contracts	26	13,126,531	23,172,205	28,054,058	36,029,555
Trade and bills receivables	27	13,458,411	16,189,087	22,430,313	26,691,973
Prepayments, deposits and other receivables	28	15,741,978	18,391,030	21,524,630	27,328,069
Held-to-maturity investments	21	150,000	192,000	305,038	25,005
Financial assets at fair value through profit or loss	29	325,659	98,977	65,227	110,617
Pledged deposits	30	368,971	471,499	808,265	977,362
Cash and cash equivalents	30	13,600,610	16,699,423	20,960,846	25,769,393
		61,511,832	80,922,195	102,052,700	128,906,053
Non-current asset held for sale	44	—	—	—	210,000
Total current assets		61,511,832	80,922,195	102,052,700	129,116,053
TOTAL ASSETS		79,644,649	100,347,305	124,549,726	155,018,560

(B) Consolidated Balance Sheets (continued)

	Notes	31 December 2004	31 December 2005	31 December 2006	30 November 2007
		RMB'000	RMB'000	RMB'000	RMB'000
CURRENT LIABILITIES					
Trade and bills payables	31	23,496,329	29,165,756	37,512,875	42,235,912
Construction contracts	26	5,995,098	8,977,285	14,408,867	13,959,780
Other payables and accruals	32	25,203,083	32,765,585	38,048,543	57,699,815
Interest-bearing bank and other borrowings	33	7,823,496	9,835,288	12,514,681	19,550,275
Provisions for supplementary pension subsidies and early retirement benefits	35	658,280	759,690	1,080,490	1,077,140
Tax payable		231,535	293,468	374,979	1,075,590
Provisions	37	—	6,727	—	7,810
Total current liabilities		63,407,821	81,803,799	103,940,435	135,606,322
NET CURRENT LIABILITIES		(1,895,989)	(881,604)	(1,887,735)	(6,490,269)
TOTAL ASSETS LESS CURRENT LIABILITIES		16,236,828	18,543,506	20,609,291	19,412,238
NON-CURRENT LIABILITIES					
Trade and bills payables	31	585,182	823,721	737,824	650,213
Other payables and accruals	32	403,468	237,194	275,230	330,516
Interest-bearing bank and other borrowings	33	1,188,752	3,040,426	4,725,715	6,250,464
Provisions for supplementary pension subsidies and early retirement benefits	35	11,108,550	10,855,030	10,169,760	6,783,750
Deferred tax liabilities	23	530,235	564,941	636,080	167,583
Other long term liabilities		174,929	203,192	168,843	108,179
Deferred revenue	36	15,766	215,149	196,071	186,557
Provisions	37	6,957	1,301	11,999	—
Total non-current liabilities		14,013,839	15,940,954	16,921,522	14,477,262
NET ASSETS		2,222,989	2,602,552	3,687,769	4,934,976
EQUITY ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY					
Owner's equity		1,603,894	1,774,339	2,637,393	—
Issued share capital	38	—	—	—	8,000,000
Reserves	39(a)	—	—	—	(3,273,432)
		1,603,894	1,774,339	2,637,393	4,726,568
MINORITY INTERESTS		619,095	828,213	1,050,376	208,408
TOTAL EQUITY		2,222,989	2,602,552	3,687,769	4,934,976

(C) Consolidated Statements of Changes in Equity

	Attributable to equity holder of the Company						
	Owner's equity	Issued share capital	Capital reserve	Available-for-sale investment revaluation reserve	Total	Minority interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As at 1 January 2004	1,510,158	—	—	—	1,510,158	662,951	2,173,109
Capital contributions	46,967	—	—	—	46,967	18,234	65,201
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(207,897)	(207,897)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (note (a))	(56,098)	—	—	—	(56,098)	56,098	—
Profit for the year	102,867	—	—	—	102,867	89,709	192,576
As at 31 December 2004 and 1 January 2005	1,603,894	—	—	—	1,603,894	619,095	2,222,989
Capital contributions	—	—	—	—	—	99,319	99,319
Distributions (note 13)	(132,681)	—	—	—	(132,681)	—	(132,681)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(112,956)	(112,956)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (note (a))	(46,213)	—	—	—	(46,213)	46,213	—
Profit for the year	349,339	—	—	—	349,339	176,542	525,881
As at 31 December 2005 and 1 January 2006	1,774,339	—	—	—	1,774,339	828,213	2,602,552
Capital contributions	—	—	—	—	—	48,560	48,560
Distributions (note 13)	(305,142)	—	—	—	(305,142)	—	(305,142)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(160,159)	(160,159)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (note (a))	(44,754)	—	—	—	(44,754)	44,754	—
Profit for the year	1,212,950	—	—	—	1,212,950	289,008	1,501,958
As at 31 December 2006 and 1 January 2007	2,637,393	—	—	—	2,637,393	1,050,376	3,687,769
Capital contributions	—	—	—	—	—	83,473	83,473
Distributions (note 13)	(701,455)	—	—	—	(701,455)	—	(701,455)
Other distribution (note 13)	(2,252,651)	—	—	—	(2,252,651)	—	(2,252,651)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(253,468)	(253,468)
Changes in fair values of available-for-sale investments (note 22)	—	—	—	247,637	247,637	—	247,637
Deferred tax liabilities arising from changes in fair values of available-for-sale investments (note 23)	—	—	—	(21,522)	(21,522)	—	(21,522)
Acquisition of minority interests (note (b))	(1,937,993)	—	—	—	(1,937,993)	(717,672)	(2,655,665)
Distributions pursuant to the Restructuring (note 13):							
(i) Property, plant and equipment (note 15)	(1,111,263)	—	—	—	(1,111,263)	—	(1,111,263)
(ii) Prepaid land lease payments (note 16)	(229,087)	—	—	—	(229,087)	—	(229,087)
(iii) Provision for supplementary pension subsidies (note 35)	2,880,020	—	—	—	2,880,020	—	2,880,020
(iv) Deferred tax assets arising from provision for supplementary pension subsidies (note 23)	(846,670)	—	—	—	(846,670)	—	(846,670)
(v) Special distribution (note (d))	(2,423,883)	—	—	—	(2,423,883)	—	(2,423,883)
Capital contribution of prepaid land lease payments (note (e))	3,074,967	—	—	—	3,074,967	—	3,074,967
Capital contribution of cash	2,400,000	—	—	—	2,400,000	—	2,400,000

(C) Consolidated Statements of Changes in Equity (continued)

	Attributable to equity holder of the Company						
	Owner's equity	Issued share capital	Capital reserve	Available-for-sale investment revaluation reserve	Total	Minority interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Deferred tax assets on revaluation surplus arising from the Restructuring (note 23)	1,002,420	—	—	—	1,002,420	48,883	1,051,303
Profit/(loss) for the period	2,008,655	—	—	—	2,008,655	(3,184)	2,005,471
Capitalisation upon the Restructuring (note (c))	(4,500,453)	8,000,000	(3,499,547)	—	—	—	—
As at 30 November 2007	—	8,000,000	(3,499,547)	226,115	4,726,568	208,408	4,934,976
As at 1 January 2006	1,774,339	—	—	—	1,774,339	828,213	2,602,552
Capital contributions (unaudited)	—	—	—	—	—	28,300	28,300
Distributions (unaudited) (note 13)	(279,747)	—	—	—	(279,747)	—	(279,747)
Dividends paid to minority shareholders of subsidiaries (unaudited)	—	—	—	—	—	(144,366)	(144,366)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (unaudited) (note (a))	(55,020)	—	—	—	(55,020)	55,020	—
Profit for the period (unaudited)	1,007,686	—	—	—	1,007,686	225,686	1,233,372
As at 30 November 2006 (unaudited)	2,447,258	—	—	—	2,447,258	992,853	3,440,111

Notes:

(a) According to the financial statements prepared in accordance with the IFRSs, certain subsidiaries of the Company had deficiency in net asset positions as at 1 January 2004, 31 December 2004 and 31 December 2005 and as such, the equity of these subsidiaries attributable to minority interests was reduced to zero. However, according to their statutory financial statements prepared in accordance with the Previous PRC GAAP, the aforesaid subsidiaries had positive net asset positions as at 1 January 2004, 31 December 2004 and 31 December 2005 and based on their statutory financial statements, they had paid dividends to their respective shareholders, including minority shareholders, in early 2004, 2005 and 2006. For the presentation of this report, the aforesaid dividends paid to minority shareholders in early 2004, 2005 and 2006 have been accounted for as transactions between the equity holder of the Company and the minority shareholders of the aforesaid subsidiaries.

(b) The minority interests in certain subsidiaries were held by employees through Employees Share Ownership Committees. During the eleven-month period ended 30 November 2007, the Group entered into purchase agreements and supplementary purchase agreements with the respective Employees Share Ownership Committees to acquire the minority interests. Based on the purchase agreements and supplementary purchase agreements, it was agreed that the minority interests and the associated risks and rewards, including the profits/(losses) generated by the subsidiaries, would be transferred to the Group with effect from 31 December 2006. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration paid and the book value of the share of the net assets acquired is recorded in equity. The acquisition was completed during the eleven-month period ended 30 November 2007.

(c) As further described in note 2 of Section II below, the consolidated income statements, consolidated balance sheets and consolidated cash flow statements of the Group have been prepared as if the Group had been in existence throughout the Relevant Periods. Upon the incorporation of the Company on 5 November 2007, together with certain prepaid land lease payments described in note (e) below, the historical net carrying amount of the assets and liabilities transferred to the Company was converted into the Company's share capital of RMB8,000 million, equivalent to 8,000 million shares of RMB1.00 each, with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve. Accordingly, the capital reserve, being the difference between the amount of share capital issued and the historical net carrying amount of the assets and liabilities, together with certain prepaid land lease payments described in note (e) below, transferred to the Company upon incorporation, were presented in the reserves of the Group. Separate classes of reserves, including retained profits prior to the incorporation of the Company, were not separately disclosed as all of these reserves (save for the amounts as disclosed in note (d) below) had been capitalised and incorporated in the capital reserve of the Group pursuant to the Restructuring.

(C) Consolidated Statements of Changes in Equity (continued)

(d) In accordance with the notice (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the MOF (the English name of the notice is a direct translation of the Chinese name), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CRCCG, which represents an amount equal to the net profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the New PRC GAAP, generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the businesses and operations contributed to the Group by CRCCG (see note 13 of Section II below), after giving effect to relevant necessary adjustments.

(e) Upon incorporation of the Company, CRCCG effected the injection of certain prepaid land lease payments in an aggregate amount of approximately RMB3,075 million to the Company which forms part of the Company's paid-up capital of RMB8,000 million.

(f) Subsequent to the public listing of the Company's H Shares, in accordance with the relevant PRC regulations and the Articles of Association of the Company, retained profits available for distribution by the Company will be the lower of the amount determined in accordance with the New PRC GAAP and the amount determined in accordance with IFRSs.

(D) Consolidated Cash Flow Statements

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES						
Profit before tax		371,897	935,388	2,098,247	1,733,040	3,417,031
Adjustments for:						
Finance costs	8	416,216	782,795	909,326	826,659	1,077,471
Foreign exchange differences, net	7	21,567	(87,419)	58,491	49,379	82,887
Finance revenue	8	(280,745)	(384,032)	(546,587)	(493,702)	(537,798)
Share of profits of jointly-controlled entities		(49,622)	(34,122)	(25,535)	(22,963)	(12,859)
Share of losses/(profits) of associates		(396)	(25,086)	2,888	890	(2,285)
Depreciation	15	1,733,109	1,938,879	2,364,172	2,167,783	2,928,924
Amortisation of prepaid land lease payments	16	24,571	26,290	25,857	23,610	34,864
Amortisation of intangible assets	17	2,459	8,855	16,461	14,911	21,096
Impairment/(reversal of impairment) of property, plant and equipment	15	(124,745)	32,464	91,265	90,525	1,016
Impairment of prepaid land lease payments	16	—	—	15,294	15,294	—
Impairment of intangible assets	17	—	—	—	—	508
Impairment/(reversal of impairment) of held-to-maturity investments	21	1,458	(958)	—	—	—
Impairment of available-for-sale investments	22	4,345	758	951	951	—
Impairment of trade and bills receivables	27	98,504	67,622	79,016	74,516	16,866
Impairment/(reversal of impairment) of other receivables	28	2,093	41,337	42,614	42,515	(8,146)
Write-down of inventories to net realisable value	7	1,697	8,359	22,834	18,550	178
Provision for completed properties held for sale	7	1,596	6,044	4,716	4,716	—
Provision for foreseeable losses on construction contracts	7	606,791	513,054	133,162	123,750	134,942
Loss/(gain) on disposal of property, plant and equipment, net	7	(12,918)	(14,251)	28,307	17,694	(912)
Fair value losses/(gains), net, on financial assets at fair value through profit or loss	7	17,319	(11,467)	(51,384)	(38,303)	(84,456)
Loss/(gain) on disposal of available-for-sale investments	7	(15,356)	6,025	(6,127)	(1,726)	(9,061)
Gain on disposal of a subsidiary	6	—	—	—	—	(315,791)
Recognition of deferred revenue	6	(2,078)	(3,119)	(7,078)	(6,896)	(16,514)
		2,817,762	3,807,416	5,256,890	4,641,193	6,727,961

(D) Consolidated Cash Flow Statements (continued)

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES (continued)		2,817,762	3,807,416	5,256,890	4,641,193	6,727,961
Increase in inventories		(324,798)	(563,601)	(1,451,400)	(2,034,604)	(1,895,423)
Increase in completed properties held for sale and properties under development		(706,164)	(415,261)	(766,280)	(856,111)	(2,036,851)
Decrease/(increase) in construction contracts		(3,053,769)	(7,514,973)	551,242	(8,372,264)	(8,487,622)
Increase in trade and bills receivables		(1,636,209)	(3,161,373)	(6,616,183)	(5,131,435)	(3,450,543)
Increase in prepayments, deposits and other receivables		(3,768,923)	(2,134,891)	(2,820,184)	(6,711,211)	(6,967,376)
Increase in trade and bills payables		7,054,857	7,096,183	7,557,207	6,241,435	5,807,104
Increase in other payables and accruals		2,753,371	7,774,995	5,243,864	17,263,873	17,216,188
Increase/(decrease) in provisions		—	1,071	3,971	4,275	(4,189)
Decrease in provisions for supplementary pension subsidies and early retirement benefits		(138,190)	(152,110)	(364,470)	(551,460)	(509,340)
Increase/(decrease) in other long term liabilities		(61,546)	28,263	(34,349)	(51,166)	(60,664)
Cash generated from operations		2,936,391	4,765,719	6,560,308	4,442,525	6,339,245
Income taxes paid		(92,936)	(189,037)	(223,359)	(196,109)	(312,630)
Net cash inflow from operating activities		2,843,455	4,576,682	6,336,949	4,246,416	6,026,615

(D) Consolidated Cash Flow Statements (continued)

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchases of property, plant and equipment		(2,814,598)	(4,569,660)	(5,260,338)	(3,441,789)	(7,158,467)
Additions to prepaid land lease payments		(97,696)	(66,092)	(112,238)	(55,771)	(421,809)
Additions to intangible assets		(118,429)	(20,289)	(209,005)	(170,867)	(642,693)
Proceeds from disposal of property, plant and equipment		644,445	797,673	970,699	666,877	902,680
Proceeds from disposal of prepaid land lease payments		37,456	83,337	27,635	27,216	57,221
Proceeds from disposal of intangible assets		7	649	1,405	1,143	11,329
Capital contributions to jointly-controlled entities		—	—	(4,900)	(4,900)	(4,000)
Capital contributions to associates		(86,700)	(177,866)	(29,298)	(28,725)	(89,781)
Purchases of held-to-maturity investments		(61,524)	(186,789)	(14,214)	(12,324)	—
Purchases of available-for-sale investments		(29,746)	(136,712)	(85,272)	(72,315)	(84,937)
Purchases of financial assets at fair value through profit or loss		(210,178)	(38,356)	(20,857)	(2,052)	(8,895)
Purchases of minority interests		—	—	—	—	(2,370,382)
Disposal of a subsidiary	40(a)	—	—	—	—	117,228
Proceeds from disposal of associates		—	6,047	1,268	1,268	—
Proceeds from disposal of held-to-maturity investments		4,173	138,296	54,555	20,065	140,433
Proceeds from disposal of available-for-sale investments		27,555	29,812	12,400	2,350	11,390
Proceeds from disposal of financial assets at fair value through profit or loss		52,713	267,669	105,991	87,603	47,961
Dividends received		18,182	7,977	26,552	26,552	43,224
Increase in balances with the ultimate holding company, net		(322,821)	(585,458)	(346,285)	(343,149)	(1,050,280)
Decrease/(increase) in pledged deposits		416,102	(102,528)	(336,766)	(130,224)	(169,097)
Decrease/(increase) in non-pledged time deposits with original maturity of three months or more when acquired		(751,113)	(550,582)	(112,376)	44,501	447,853
Interest received		283,804	371,035	522,046	458,680	488,322
Net cash outflow from investing activities		(3,008,368)	(4,731,837)	(4,808,998)	(2,925,861)	(9,732,700)

(D) Consolidated Cash Flow Statements (continued)

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
CASH FLOWS FROM FINANCING ACTIVITIES						
Capital contributions from the equity holder of the Company		46,967	—	—	—	2,400,000
New bank and other borrowings		8,575,789	13,581,666	16,427,031	14,805,894	24,552,100
Repayment of bank and other borrowings		(7,078,911)	(9,718,200)	(12,206,865)	(10,079,503)	(15,609,277)
Distributions to the equity holder of the Company		—	(132,681)	(305,142)	(279,747)	(701,455)
Dividends paid to minority shareholders		(207,897)	(112,956)	(160,159)	(144,366)	(253,468)
Interest paid		(462,728)	(896,088)	(1,082,857)	(915,307)	(1,386,102)
Net cash inflow from financing activities		873,220	2,721,741	2,672,008	3,386,971	9,001,798
NET INCREASE IN CASH AND CASH EQUIVALENTS		708,307	2,566,586	4,199,959	4,707,526	5,295,713
Cash and cash equivalents at beginning of the year/period		10,968,138	11,676,357	14,224,588	14,224,588	18,373,635
Effect of foreign exchange rate changes, net		(88)	(18,355)	(50,912)	(41,516)	(39,313)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD	30	11,676,357	14,224,588	18,373,635	18,890,598	23,630,035

(E) Balance Sheet

	Notes	30 November 2007
		RMB'000
NON-CURRENT ASSETS		
Property, plant and equipment	15	35,500
Investments in subsidiaries	18	11,939,492
Interests in jointly-controlled entities	19	62,580
Available-for-sale investments	22	235,896
Deferred tax assets	23	12,448
Total non-current assets		12,285,916
CURRENT ASSETS		
Inventories	24	1,251
Construction contracts	26	1,537,182
Trade receivables	27	8,225
Prepayments, deposits and other receivables	28	5,486,137
Financial assets at fair value through profit or loss	29	109,284
Cash and cash equivalents	30	3,316,661
Total current assets		10,458,740
CURRENT LIABILITIES		
Trade payables	31	86,246
Other payables and accruals	32	5,227,854
Interest-bearing bank and other borrowings	33	5,373,984
Provision for early retirement benefits	35	6,500
Total current liabilities		10,694,584
NET CURRENT LIABILITIES		(235,844)
TOTAL ASSETS LESS CURRENT LIABILITIES		12,050,072
NON-CURRENT LIABILITIES		
Other payables and accruals	32	458,278
Interest-bearing bank and other borrowings	33	2,020,801
Provision for early retirement benefits	35	36,880
Deferred tax liabilities	23	9,077
Total non-current liabilities		2,525,036
NET ASSETS		9,525,036
EQUITY		
Issued share capital	38	8,000,000
Reserves	39(b)	1,525,036
TOTAL EQUITY		9,525,036

II. NOTES TO FINANCIAL INFORMATION

1. RESTRUCTURING

The Company was incorporated in the PRC on 5 November 2007 as a joint stock company with limited liability as part of the restructuring of CRCCG in preparation for the listing of the Company's shares on The Hong Kong Stock Exchange and The Shanghai Stock Exchange.

In consideration for CRCCG transferring the Core Operations (see definition below) to the Company upon its incorporation on 5 November 2007, the Company issued 8,000 million ordinary shares to CRCCG. The ordinary shares issued to CRCCG have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company upon its incorporation. CRCCG is the ultimate holding company of the Company.

The registered office of the Company is located at East, No. 40 Fuxing Road, Haidian District, Beijing, the PRC.

Prior to the incorporation of the Company, the construction operations, survey, design and consultancy operations, manufacturing operations and other business operations were carried out by various companies owned or controlled by CRCCG (the "Predecessor Operations"). Pursuant to the Restructuring, the Core Operations (see definition below) were transferred to the Company upon its incorporation.

Core Operations

In connection with the Restructuring, the principal operations and businesses of CRCCG (the "Core Operations") were transferred to the Company which includes:

(a) all of the core assets and liabilities relating to the construction operations;

(b) all of the core assets and liabilities relating to the survey, design and consultancy operations;

(c) all of the core assets and liabilities relating to the large trade maintenance machinery and railway track components manufacturing;

(d) other businesses, including certain real estate development and logistics operations;

(e) contractual rights and obligations relating to the businesses, assets and liabilities transferred to the Company;

(f) employees associated with the businesses transferred to the Company;

(g) qualifications, licenses and approvals related to the businesses transferred to the Company; and

(h) business and financial records, books and data and technological data and know-how related to the businesses transferred to the Company.

Retained Operations

In connection with the Restructuring, the following assets and liabilities (the "Retained Operations") were not transferred to the Company upon its incorporation and were retained by CRCCG:

(a) certain operating assets and liabilities historically associated with the Predecessor Operations, which included certain buildings and prepaid land lease payments that do not have perfected

titles and ownership certificates and supplementary defined benefits of retirees which were integral to the Predecessor Operations;

(b) equity interests in certain companies not strategically complementary to the Group's businesses;

(c) equity interests in the project companies of certain retained Build-Operate-Transfer ("BOT") projects (the "Retained BOT Projects"); and

(d) ancillary facilities including hospitals, nurseries, etc.

Entities within the Group

As at the date of this report, the Company had interests in the following principal subsidiaries, jointly-controlled entities and associates, all of which are private companies:

Company name	Notes	Place and date of incorporation/ registration	Issued and fully paid-up/ registered capital	Percentage of equity interest attributable to the Company		Principal activities
			'000	Direct	Indirect	
Subsidiaries						
中國土木工程集團有限公司 China Civil Engineering Construction Ltd.	(i)	The PRC 1 June 1979	RMB610,000	100	—	Construction
中鐵十一局集團有限公司 China Railway 11th Bureau Group Co., Ltd.	(ii)	The PRC 1 August 2001	RMB500,000	100	—	Construction
中鐵十二局集團有限公司 China Railway 12th Bureau Group Co., Ltd.	(iii)	The PRC 12 May 1986	RMB460,680	100	—	Construction
中鐵十三局集團有限公司 China Railway 13th Bureau Group Co., Ltd.	(iii)	The PRC 6 June 2001	RMB444,811	100	—	Construction
中鐵十四局集團有限公司 China Railway 14th Bureau Group Co., Ltd.	(iv)	The PRC 12 October 1986	RMB510,000	100	—	Construction
中鐵十五局集團有限公司 China Railway 15th Bureau Group Co., Ltd.	(v)	The PRC 2 April 2001	RMB517,210	100	—	Construction
中鐵十六局集團有限公司 China Railway 16th Bureau Group Co., Ltd.	(iv)	The PRC 1 August 1995	RMB468,300	100	—	Construction
中鐵十七局集團有限公司 China Railway 17th Bureau Group Co., Ltd.	(vi)	The PRC 2 February 1985	RMB444,210	100	—	Construction
中鐵十八局集團有限公司 China Railway 18th Bureau Group Co., Ltd.	(vii)	The PRC 18 April 2001	RMB530,000	100	—	Construction
中鐵十九局集團有限公司 China Railway 19th Bureau Group Co., Ltd.	(iv)	The PRC 26 December 2001	RMB495,460	100	—	Construction

Company name	Notes	Place and date of incorporation/ registration	Issued and fully paid-up/ registered capital	Percentage of equity interest attributable to the Company		Principal activities
			'000	Direct	Indirect	
Subsidiaries (continued)						
中鐵二十局集團有限公司 China Railway 20th Bureau Group Co., Ltd.	(viii)	The PRC 1 December 1993	RMB510,000	100	—	Construction
中鐵二十一局集團有限公司 China Railway 21st Bureau Group Co., Ltd.	(ix)	The PRC 16 March 2004	RMB350,000	100	—	Construction
中鐵二十二局集團有限公司 China Railway 22nd Bureau Group Co., Ltd.	(i)	The PRC 3 March 2004	RMB326,000	100	—	Construction
中鐵二十三局集團有限公司 China Railway 23rd Bureau Group Co., Ltd.	(ix)	The PRC 11 June 2002	RMB300,000	100	—	Construction
中鐵二十四局集團有限公司 China Railway 24th Bureau Group Co., Ltd.	(ii)	The PRC 4 March 2004	RMB353,244	100	—	Construction
中鐵二十五局集團有限公司 China Railway 25th Bureau Group Co., Ltd.	(x)	The PRC 14 March 2004	RMB310,720	100	—	Construction
中鐵建設集團有限公司 China Railway Construction Group Ltd.	(iv)	The PRC 1 August 1979	RMB300,000	100	—	Construction
中鐵建電氣化局集團有限公司 China Railway Electrification Bureau (Group) Co., Ltd.	(xii)	The PRC 1 December 2005	RMB110,000	100	—	Construction
中鐵房地產集團有限公司 China Railway Real Estate Group Co., Ltd.		The PRC 20 April 2007	RMB500,000	40	60	Real estate development
中鐵第一勘察設計院集團有限公司 China Railway First Survey and Design Institute Group Co., Ltd.	(xi)	The PRC 31 December 1992	RMB150,000	100	—	Survey, design and consultancy
中鐵第四勘察設計院集團有限公司 China Railway Fourth Survey and Design Institute Group Co., Ltd.	(ii)	The PRC 28 May 2001	RMB150,000	100	—	Survey, design and consultancy
中鐵第五勘察設計院集團有限公司 China Railway Fifth Survey and Design Institute Group Co., Ltd.	(iv)	The PRC 28 December 2001	RMB105,000	100	—	Survey, design and consultancy
中鐵上海設計院集團有限公司 China Railway Shanghai Design Institute Group Co., Ltd.	(ii)	The PRC 10 December 1992	RMB80,000	100	—	Survey, design and consultancy
中鐵物資集團有限公司 China Railway Goods and Materials Co., Ltd.	(iv)	The PRC 4 June 1992	RMB81,296	100	—	Trading of construction materials

Company name	Notes	Place and date of incorporation/ registration	Issued and fully paid-up/ registered capital	Percentage of equity interest attributable to the Company		Principal activities
			'000	Direct	Indirect	
Subsidiaries (continued)						
昆明中鐵大型養路機械集團有限公司 China Railway Large Track Maintenance Machinery Co., Ltd. Kunming	(ix)	The PRC 29 August 1992	RMB187,984	100	—	Manufacturing of large track maintenance machinery
中鐵軌道系統集團有限公司 China Railway Rail System Group Co., Ltd.	(xviii)	The PRC 23 November 2006	RMB300,000	51	49	Manufacturing of railway track systems
北京鐵城建設監理有限責任公司 Beijing Tiecheng Construction Supervision Co., Ltd.	(iv)	The PRC 11 November 1998	RMB1,001	80.02	19.98	Construction management and supervision
中國鐵道建設(香港)有限公司 China Railway Construction (HK) Limited	(xiii)	Hong Kong 19 November 2005	HK$6,000	100	—	Construction management
Jointly-controlled entities						
HK ACE Joint Venture	(xiv)	Hong Kong 2 June 1999	HK$26,538	25	—	Construction
新華錦集團青島錦源房地產開發有限公司 Xinhuajin Group Qingdao Jinyuan Property Development Limited	(xv)	The PRC 27 February 2003	RMB10,000	—	49	Real estate development
Associates						
蛇口興華實業股份有限公司 Shekou Xinhua Holdings Limited	(xvi)	The PRC 19 November 1983	RMB46,377	—	33	Real estate development
內蒙古呼准鐵路有限公司 Inner Mongolia Huzhun Railways Limited	(xvii)	The PRC 26 February 2003	RMB600,000	—	35	Railway construction

The English names of certain companies above represent the best efforts by the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.

The above table lists the subsidiaries, jointly-controlled entities and associates of the Group which, in the opinion of the Directors, principally affected the results for the Relevant Periods or formed a substantial portion of the net assets of the Group as at 30 November 2007. To give details of other subsidiaries, jointly-controlled entities and associates would, in the opinion of the Directors, result in particulars of excessive length.

Except for HK ACE Joint Venture, which is an unincorporated joint venture, all the above companies are limited liability companies.

Notes:

(i) The statutory accounts of these subsidiaries for the years ended 31 December 2004, 2005 and 2006 were audited by 中鵬會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(ii) The statutory accounts of these subsidiaries for the years ended 31 December 2004 and 2005 were audited by 北京中天華正會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of these subsidiaries for the year ended 31 December 2006 were audited by 北京京都會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(iii) The statutory accounts of these subsidiaries for the years ended 31 December 2004 and 2005 were audited by 中興財會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of these subsidiaries for the year ended 31 December 2006 were audited by 中鵬會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(iv) The statutory accounts of these subsidiaries for the years ended 31 December 2004, 2005 and 2006 were audited by 中審會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(v) The statutory accounts of this subsidiary for the years ended 31 December 2004, 2005 and 2006 were audited by 中勤萬信會計師事務所有限公司, 北京中路華會計師事務所有限公司 and 中審會計師事務所有限公司, certified public accounting firms registered in the PRC, respectively.

(vi) The statutory accounts of this subsidiary for the year ended 31 December 2004 were audited by 中勤萬信會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of this subsidiary for the years ended 31 December 2005 and 2006 were audited by 中一會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(vii) The statutory accounts of this subsidiary for the years ended 31 December 2004, 2005 and 2006 were audited by 中勤萬信會計師事務所有限公司, 北京中路華會計師事務所有限公司 and 萬隆會計師事務所有限公司, certified public accounting firms registered in the PRC, respectively.

(viii) The statutory accounts of this subsidiary for the years ended 31 December 2004, 2005 and 2006 were audited by 中一會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(ix) The statutory accounts of these subsidiaries for the years ended 31 December 2004 and 2005 were audited by 中路華會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of these subsidiaries for the year ended 31 December 2006 were audited by 萬隆會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(x) The statutory accounts of this subsidiary for the years ended 31 December 2004 and 2005 were audited by 北京中天華正會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of this subsidiary for the year ended 31 December 2006 were audited by 中一會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(xi) The statutory accounts of this subsidiary for the years ended 31 December 2004, 2005 and 2006 were audited by 中一會計師事務所有限公司, 中興財會計師事務所有限公司 and 中鵬會計師事務所有限公司, certified public accounting firms registered in the PRC, respectively.

(xii) The statutory accounts of this subsidiary for the years ended 31 December 2005 and 2006 were audited by 中一會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(xiii) No statutory accounts had been prepared for this subsidiary for the year ended 31 December 2005 as this subsidiary had not commenced operations in 2005. The statutory accounts of this subsidiary for the year ended 31 December 2006 were audited by Chan & Tang C.P.A Limited, a certified public accounting firm registered in Hong Kong.

(xiv) The statutory accounts of this jointly-controlled entity for the years ended 31 December 2004, 2005 and 2006 were audited by KPMG, a certified public accounting firm registered in Hong Kong.

(xv) The statutory accounts of this jointly-controlled entity for the years ended 31 December 2004, 2005 and 2006 were audited by 山東東方君和會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(xvi) The statutory accounts of this associate for the years ended 31 December 2004, 2005 and 2006 were audited by 深圳天健信德會計師事務所有限責任公司, a certified public accounting firm registered in the PRC.

(xvii) The statutory accounts of this associate for the years ended 31 December 2004, 2005 and 2006 were audited by 鄂爾多斯金天平聯合會計師事務所, a certified public accounting firm registered in the PRC.

(xviii) No statutory accounts had been prepared for this subsidiary for the year ended 31 December 2006 as this subsidiary had not commenced operations in 2006.

2. BASIS OF PRESENTATION AND PREPARATION

(a) As discussed in note 1 of Section II above, prior to the incorporation of the Company, all the Core Operations were controlled and owned by CRCCG. Upon the incorporation of the Company on 5 November 2007, all the Core Operations were transferred to the Company. As there is no change in the ultimate controlling shareholder of the Core Operations, the Restructuring has been accounted for as a combination of business under common control in a

manner similar to a pooling-of-interests. As a result, the accompanying consolidated balance sheets have been prepared to present the Group's assets and liabilities as if the Restructuring had been completed as at the beginning of the Relevant Periods. The accompanying consolidated income statements and consolidated cash flow statements include the Group's results of operations and cash flows as if the Core Operations had been transferred to the Group at the beginning of the Relevant Periods.

The Financial Information includes the operating results and financial position of the Retained Operations that were historically associated with the Predecessor Operations (see (b) below) but excludes those that were not strategically complementary to the Group's businesses (see (c) below) and those of the project companies of the Retained BOT Projects (see (d) below). Although the Retained Operations were not transferred to the Company, those associated with the Predecessor Operations have been included in the Financial Information according to the details set out in the agreement for the Restructuring entered into by the Company with CRCCG (the "Restructuring Agreement") because the Directors considered that the historical financial information should reflect all of the Group's costs of doing businesses, and include all relevant activities that have been part of the history of the Group's businesses and operations.

In evaluating whether the Financial Information prior to the Restructuring fairly presents the history of the Group's businesses, the Directors considered, among others, the following:

(i) whether the Retained Operations were in dissimilar businesses;

(ii) whether the Retained Operations were and would be operated autonomously both before and after the Restructuring; and

(iii) whether the Retained Operations had no more than incidental common facilities and costs.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates and supplementary defined benefits of retirees which were integral to the Predecessor Operations before the Restructuring. The tables below reflect the impact on the consolidated financial position and consolidated results of operations of these operating assets and liabilities that have been included in the consolidated financial statements:

(i) Impact on consolidated financial position

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Buildings	1,244,534	1,196,072	1,147,610	—
Prepaid land lease payments	242,655	237,721	232,787	—
Provision for supplementary pension subsidies	(3,010,250)	(2,960,150)	(2,880,020)	—
Deferred tax assets arising from provision for supplementary pension subsidies	890,337	874,968	846,670	—
	(632,724)	(651,389)	(652,953)	—

(ii) Impact on consolidated results of operations

Group

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Depreciation of buildings.....	48,462	48,462	48,462	44,424	36,347
Amortisation of prepaid land lease payments	4,934	4,934	4,934	4,523	3,700
Employee compensation costs	104,440	123,730	101,520	93,060	—
Deferred tax arising from provision for supplementary pension subsidies	15,433	15,369	28,298	25,940	—

Pursuant to the Restructuring, these operating assets and liabilities historically associated with the Predecessor Operations as mentioned above were retained by CRCCG by way of distributions to CRCCG. These operating assets and liabilities were not injected into the Company upon the incorporation of the Company on 5 November 2007.

(c) The financial information of equity interests in certain companies not strategically complementary to the Group's businesses and ancillary facilities, including hospitals and nurseries, has not been included in the Financial Information throughout the Relevant Periods as they had distinct and separate management personnel, maintained separate accounting records as if they were autonomous and they were in dissimilar businesses and operations as compared with the Core Operations.

(d) The financial information of equity interests in the project companies of the Retained BOT Projects has not been included in the Financial Information throughout the Relevant Periods as the Retained BOT Projects were considered to be inappropriate to be included in the Group by the Directors for reasons of the transfer of CRCCG's equity interests therein requiring approval of the contracted government authorities and subjecting to the pre-emptive rights of the joint venture partners to the respective concession agreements.

(e) The Financial Information has been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the IASB, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that are relevant to the Group's operations and have been early adopted as at 1 January 2004:

IFRS 1	First-Time Adoption of International Financial Reporting Standards
IFRS 3	Business Combinations
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IFRS 7	Financial Instruments: Disclosures
IAS 1	Presentation of Financial Statements
IAS 1 Amendment	Capital Disclosures
IAS 2	Inventories
IAS 7	Cash Flow Statements

IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events after the Balance Sheet Date
IAS 11	Construction Contracts
IAS 12	Income Taxes
IAS 14	Segment Reporting
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee Benefits
IAS 20	Accounting for Government Grants and Disclosure of Government Assistance
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 23	Borrowing Costs
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 31	Interests in Joint Ventures
IAS 32	Financial Instruments: Presentation
IAS 33	Earnings per Share
IAS 34	Interim Financial Reporting
IAS 36	Impairment of Assets
IAS 37	Provisions, Contingent Liabilities and Contingent Assets
IAS 38	Intangible Assets
IAS 39	Financial Instruments: Recognition and Measurement
IFRIC-Int 4	Determining whether an Arrangement contains a Lease
IFRIC-Int 10	Interim Financial Reporting and Impairment
IFRIC-Int 12	Service Concession Arrangements

The Financial Information has been prepared under the historical cost convention, except for certain financial assets, which have been measured at fair value. The Financial Information is presented in Renminbi ("RMB") and all values are rounded to the nearest thousand, except when otherwise indicated.

3.1 IMPACT OF ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective in this report:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IFRS 8	Operating Segments
IFRIC-Int 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC-Int 13	Customer Loyalty Programmes
IFRIC-Int 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The revised standard will affect the presentation of owner changes in equity and comprehensive income. The revised standard will use "statement of financial position" and "statement of cash flows" to replace the titles "balance sheet" and "cash flow statement", and in making reference to these two statements within a complete set of financial statements.

IAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. As the Group has capitalised borrowing costs attributable to qualifying assets, the adoption of IAS 23 (Revised) is not expected to have any impact on the Group's consolidated financial statements.

IFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires disclosure of information about the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group.

IFRIC-Int 11, IFRIC-Int 13 and IFRIC-Int 14 shall be applied for annual periods beginning on or after 1 March 2007, 1 July 2008 and 1 January 2008, respectively.

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. Up to the date of this report, it has concluded that these new and revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Financial Information includes the financial statements of the Company and its subsidiaries for the Relevant Periods and the eleven-month period ended 30 November 2006. Except for the Restructuring which has been accounted for as a combination of business under common control in a manner similar to a pooling-of-interests as described in note 2 of Section II above, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The pooling-of-interests method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combination occurs in the Relevant Periods as if they had been consolidated from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling party's perspective. No amount is recognised in respect of goodwill or any excess of acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated income statements include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

The purchase method of accounting involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Under the purchase method of accounting, the results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

All significant intra-group balances and transactions within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries, and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the equity attributable to equity holder of the Company. The Group applies the policy of treating transactions with minority interests as transactions with equity participants of the Group. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration paid and the book value of the share of net assets acquired is recorded in equity.

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

When an investment in an associate is classified as held for sale, it is accounted for in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations.*

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, properties under development, completed properties held for sale, construction contract assets, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those expenses categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value of 5% over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	2.71%
Machinery	9.50%
Vehicles	19.00%
Production equipment	9.50%
Measurement and experimental equipment	19.00%
Other equipment	19.00%

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the

income statement in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents property, plant and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Concession assets

The Group engages in certain service concession arrangements in which the Group carries out construction work for the granting authority and receives in exchange a right to operate the assets concerned in accordance with the pre-established conditions set by the granting authority. In accordance with IFRIC Int-12, the assets under the concession arrangements may be classified as intangible assets or financial assets. The assets are classified as intangible assets if the operator receives a right (a licence) to charge users of the public service, or as financial assets if paid by the granting authority. The Group classifies the non-current assets linked to the long-term investment in these concession arrangements as "concession assets" within intangible assets classification on the balance sheet if the intangible asset model is adopted. Once the underlying infrastructure of the concession arrangements has been completed, the concession assets will be amortised over the term of the concession on the straight-line basis under the intangible asset model.

Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the straight-line basis over their estimated useful lives of two to ten years.

Others

Others included purchased patents and licenses which are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful life of fifteen years.

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable.

Non-current assets and disposal groups (other than deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, and are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms ranging from thirty to fifty years. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Held-to-maturity investments are subsequently measured at amortised cost. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity and debt securities that are designated as available for sale or are not classified in any of the other three categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity and debt securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment; or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Financial guarantee contracts

Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 *Revenue*.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated

future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset; or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortised cost (including interest-bearing bank and other borrowings)

Financial liabilities including trade and bills payables, other payables, interest-bearing bank and other borrowings and other long term liabilities are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or

modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work-in-progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Properties under development

Properties under development which are intended for sale are stated at the lower of cost and net realisable value, which is estimated by the Directors based on the prevailing market condition. Cost comprises all development expenditure, applicable borrowing costs and other direct costs attributable to such properties.

Completed properties held for sale

Completed properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to the prevailing market prices on an individual property basis.

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of fixed and variable construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total costs of the relevant contract.

Revenue from cost plus construction contracts is recognised on the percentage of completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimated total costs of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Government grants

Government grants are recognised at their fair values where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred revenue account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for "Construction contracts" above;

(b) from the rendering of services, on the percentage of completion basis, as further explained in the accounting policy for "Contracts for services" above;

(c) from the provision of logistics services, when the services are rendered;

(d) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(e) from the sale of properties, when the significant risks and rewards of ownership have been transferred to the buyer, which is when the construction work has been completed and the properties have been delivered to the buyer. Deposits and instalments received in respect of properties sold prior to the date of revenue recognition are included in the balance sheet under current liabilities;

(f) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(g) dividend income, when the shareholders' right to receive payment has been established; and

(h) toll revenue, net of any applicable revenue taxes when received.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Dividends

Dividends are recognised as a liability in the period in which they are approved by the shareholders and declared.

Foreign currencies

These financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in equity. On disposal of a foreign entity, the deferred

cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the date of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the period are translated into RMB at the weighted average exchange rates for the period.

Employee benefits

Retirement benefits

The full-time employees of the Group in Mainland China are covered by various government-sponsored retirement plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these retirement plans. Under these plans, the Group has no obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

In addition, the Group participates in various defined contribution retirement schemes for its qualified employees in certain countries or jurisdictions outside Mainland China. Employees' and employers' contributions are calculated based on various percentages of employees' gross salaries or fixed sums and length of service.

The Group also provided supplementary pension subsidies to retired employees in Mainland China during the Relevant Periods and the eleven-month period ended 30 November 2006. Such supplementary pension subsidies are considered as defined benefit plans. The liability recognised in the balance sheet in respect of these defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government securities which have maturities approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees' expected average remaining working lives. Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the "vesting period"). In this case, the past-service costs are amortised on a straight-line basis over the vesting period. Employees who retire after 1 January 2007 are no longer entitled to such supplementary pension subsidies.

Other post-employment obligations

Some companies within the Group in Mainland China provide post-retirement medical benefits to their retired employees. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation, are charged or credited to the income statement over

the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

Termination and early retirement benefits

Employee termination and early retirement benefits are recognised in the period in which the Group has entered into an agreement with the employee specifying the terms of redundancy, or after the individual employee has been advised of the specific terms. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service, salary level at the time of application, minimum compensation levels set by the local regulatory authorities, and district of the employee concerned.

Housing funds

All full-time employees of the Group in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Bonus entitlements

The expected cost of bonus payments is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonuses are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

4. SUMMARY OF SIGNIFICANT JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Impairment of available-for-sale investments

The Group determines that available-for-sale investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgement. In making this judgement, the Group evaluates, among other factors, the duration and the extent to which the fair value of an investment is less than its cost. In addition, impairment may be appropriate when there is evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operating and financing cash flows.

Contingent liabilities arising from litigations and claims

The Group is involved in a number of litigations and claims in respect of certain construction work performed in the present and the past. Contingent liabilities arising from these litigations and claims have been assessed by management with reference to legal advice. Provisions on the possible obligations have been made based on management's best estimates and judgements.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet dates, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Useful lives and residual values of items of property, plant and equipment

In determining the useful lives and residual values of items of property, plant and equipment, the Group periodically reviews the changes in market conditions, expected physical wear and tear, and the maintenance of the asset. The estimation of the useful life of the asset is based on historical experience of the Group with similar assets that are used in a similar way. Depreciation amount will be adjusted if the estimated useful lives and/or the residual values of items of property, plant and equipment are different from previous estimation. Useful lives and residual values are reviewed, at each balance sheet date, based on changes in circumstances.

Current income tax and deferred income tax

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts originally recorded, the differences will impact on the current income tax and deferred income tax provisions in the periods in which the differences arise.

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. The realisation of the deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which will be recognised in the income statement for the period in which such a reversal takes place.

Percentage of completion of construction work

The Group recognises revenue according to the percentage of completion of individual contract of construction work, which requires estimation to be made by management. The stage of completion is estimated by reference to the actual costs incurred over the total budgeted costs, and the corresponding contract revenue is also estimated by management. Due to the nature of the activity undertaken in construction contracts, the date at which the activity is entered into and the date at which the activity is completed usually fall into different accounting periods. Hence, the Group reviews and revises the estimates of both contract revenue and contract costs in the budget prepared for each contract as the contract progresses. Where the actual contract revenue are less than expected or actual contract costs are more than expected, an impairment loss may arise.

Impairment of trade receivables

The Group maintains an allowance for estimated loss arising from the inability of its customers to make the required payments. The Group makes its estimates based on the ageing of its trade receivable balances, customers' creditworthiness, and historical write-off experience. If the financial condition of its

customers will deteriorate such that the actual impairment loss might be higher than expected, the Group would be required to revise the basis for making the allowance and its future results would be affected.

Retirement benefits

The Group establishes liabilities in connection with benefits paid to certain retired and early retired employees. The amounts of employee benefit expenses and liabilities are determined using actuarial valuations, which are calculated by independent valuation professionals who will conduct annual assessment of the actuarial position of the Group's retirement plans. These actuarial valuations involve making assumptions on discount rates, expected rates of return on assets, pension benefit inflation rates, medical benefit inflation rates, and other factors. Due to the long term nature of these plans, such estimates are subject to significant uncertainty.

Actual results that differ from the assumptions are recognised immediately and therefore, affect recognised expenses in the period in which such differences arise. While management believes that its assumptions are appropriate, differences in actual experience or changes in assumptions may affect the expenses related to the employee retirement benefit obligations.

5. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations, and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers different services and products which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(i) the construction operations segment engages in the construction of infrastructures such as railways, highways, bridges, tunnels, metropolitan railways, airports and ports, water conservancy and hydropower facilities, real estate and municipal projects;

(ii) the survey, design and consultancy operations segment engages in the provision of survey, design and consultancy services, as well as technology and equipment research and development services, for the construction of railways, highways, metropolitan railways, bridges, tunnels, municipal and power projects, high-rise buildings, airports and ports;

(iii) the manufacturing operations segment engages in the design, research and development, production and sale of large track maintenance machinery as well as the manufacturing of components for railway construction; and

(iv) the other business operations segment mainly comprises real estate development and logistics businesses.

The profit before tax of a segment represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the Relevant Periods and the eleven-month period ended 30 November 2006:

Year ended 31 December 2004	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	80,531,670	2,321,858	1,362,509	1,971,454	—	86,187,491
Intersegment sales	34,155	23,707	—	245,743	(303,605)	—
Total	80,565,825	2,345,565	1,362,509	2,217,197	(303,605)	86,187,491
Segment results	1,628	101,978	76,002	277,742	—	457,350
Finance revenue	256,664	20,132	1,667	2,282	—	280,745
Finance costs	(398,175)	—	(11,533)	(6,508)	—	(416,216)
Share of profits and losses of:						
Jointly-controlled entities	49,622	—	—	—	—	49,622
Associates	396	—	—	—	—	396
Profit before tax						371,897
Tax						(179,321)
Profit for the year						192,576
Assets and liabilities						
Segment assets	67,789,900	3,591,665	1,618,180	2,671,507	(481,574)	75,189,678
Interests in jointly-controlled entities	29,991	—	—	—	—	29,991
Interests in associates	152,738	—	—	—	—	152,738
Unallocated assets						4,272,242
Total assets						79,644,649
Segment liabilities	69,744,226	4,133,045	1,493,426	1,770,767	(481,574)	76,659,890
Unallocated liabilities						761,770
Total liabilities						77,421,660
Other segment information						
Depreciation and amortisation	1,613,596	89,941	14,589	42,013	—	1,760,139
Capital expenditure	2,890,301	265,945	34,441	102,618	—	3,293,305
Write-down of inventories to net realisable value	1,697	—	—	—	—	1,697
Provision for foreseeable losses on construction contracts	606,791	—	—	—	—	606,791
Provision for completed properties held for sale	—	—	—	1,596	—	1,596
Impairment losses recognised/(reversed) in the consolidated income statement	122,175	(6,973)	81	(133,628)	—	(18,345)

Year ended 31 December 2005	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	104,029,456	2,875,677	1,388,279	2,501,335	—	110,794,747
Intersegment sales	104,210	33,595	—	371,178	(508,983)	—
Total	104,133,666	2,909,272	1,388,279	2,872,513	(508,983)	110,794,747
Segment results	822,663	93,447	146,415	212,418	—	1,274,943
Finance revenue	341,868	35,934	2,323	3,907	—	384,032
Finance costs	(728,307)	(32,471)	(11,417)	(10,600)	—	(782,795)
Share of profits and losses of:						
Jointly-controlled entities	34,122	—	—	—	—	34,122
Associates	24,816	270	—	—	—	25,086
Profit before tax						935,388
Tax						(409,507)
Profit for the year						525,881
Assets and liabilities						
Segment assets	87,971,913	4,078,224	1,790,428	2,348,974	(397,024)	95,792,515
Interests in jointly-controlled entities	63,334	—	—	—	—	63,334
Interests in associates	340,141	2,904	—	—	—	343,045
Unallocated assets						4,148,411
Total assets						100,347,305
Segment liabilities	89,214,966	4,491,188	1,542,287	2,034,927	(397,024)	96,886,344
Unallocated liabilities						858,409
Total liabilities						97,744,753
Other segment information						
Depreciation and amortisation	1,822,533	81,195	15,828	54,468	—	1,974,024
Capital expenditure	3,305,033	130,548	14,662	91,304	—	3,541,547
Write-down of inventories to net realisable value	8,359	—	—	—	—	8,359
Provision for foreseeable losses on construction contracts	513,054	—	—	—	—	513,054
Provision for completed properties held for sale	—	—	—	6,044	—	6,044
Impairment losses recognised in the consolidated income statement	109,670	1,185	684	29,684	—	141,223

Year ended 31 December 2006	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	146,266,180	3,310,938	1,321,748	2,710,108	—	153,608,974
Intersegment sales	93,471	37,584	33,487	843,770	(1,008,312)	—
Total	146,359,651	3,348,522	1,355,235	3,553,878	(1,008,312)	153,608,974
Segment results	2,093,430	80,690	16,642	247,577	—	2,438,339
Finance revenue	489,982	48,996	1,701	5,908	—	546,587
Finance costs	(877,631)	(3,882)	(10,521)	(17,292)	—	(909,326)
Share of profits and losses of:						
Jointly-controlled entities	25,535	—	—	—	—	25,535
Associates	(3,172)	284	—	—	—	(2,888)
Profit before tax						2,098,247
Tax						(596,289)
Profit for the year						1,501,958
Assets and liabilities						
Segment assets	111,349,488	4,648,315	1,607,408	3,422,391	(840,123)	120,187,479
Interests in jointly-controlled entities	68,381	—	—	—	—	68,381
Interests in associates	360,999	4,736	—	—	—	365,735
Unallocated assets						3,928,131
Total assets						124,549,726
Segment liabilities	111,265,105	4,865,853	1,347,416	3,212,647	(840,123)	119,850,898
Unallocated liabilities						1,011,059
Total liabilities						120,861,957
Other segment information						
Depreciation and amortisation	2,255,513	70,128	16,245	64,604	—	2,406,490
Capital expenditure	6,157,022	210,907	21,142	187,222	—	6,576,293
Write-down of inventories to net realisable value	18,494	—	—	4,340	—	22,834
Provision for foreseeable losses on construction contracts	133,162	—	—	—	—	133,162
Provision for completed properties held for sale	—	—	—	4,716	—	4,716
Impairment losses recognised in the consolidated income statement	212,151	10,489	4,099	2,401	—	229,140

Eleven-month period ended 30 November 2006 (unaudited)	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	131,635,875	2,993,340	1,217,430	2,437,016	—	138,283,661
Intersegment sales	22,254	2,413	19,957	715,816	(760,440)	—
Total	131,658,129	2,995,753	1,237,387	3,152,832	(760,440)	138,283,661
Segment results	1,731,840	73,204	12,865	226,015	—	2,043,924
Finance revenue	441,500	46,398	1,553	4,251	—	493,702
Finance costs	(798,658)	(3,220)	(8,681)	(16,100)	—	(826,659)
Share of profits and losses of:						
Jointly-controlled entities	22,963	—	—	—	—	22,963
Associates	(1,090)	200	—	—	—	(890)
Profit before tax						1,733,040
Tax						(499,668)
Profit for the period						1,233,372
Other segment information						
Depreciation and amortisation	2,089,281	63,141	15,137	38,745	—	2,206,304
Capital expenditure	4,099,668	200,330	19,899	93,195	—	4,413,092
Write-down of inventories to net realisable value	14,210	—	—	4,340	—	18,550
Provision for foreseeable losses on construction contracts	123,750	—	—	—	—	123,750
Provision for completed properties held for sale	—	—	—	4,716	—	4,716
Impairment losses recognised in the consolidated income statement	211,624	9,970	883	1,324	—	223,801

Eleven-month period ended 30 November 2007	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	138,934,347	2,597,358	1,248,825	3,886,425	—	146,666,955
Intersegment sales	250,241	151,356	385,005	738,616	(1,525,218)	—
Total	139,184,588	2,748,714	1,633,830	4,625,041	(1,525,218)	146,666,955
Segment results	3,421,274	195,105	81,988	243,193	—	3,941,560
Finance revenue	395,374	91,521	2,088	48,815	—	537,798
Finance costs	(1,001,513)	(18,329)	(17,553)	(40,076)	—	(1,077,471)
Share of profits and losses of:						
Jointly-controlled entities	12,859	—	—	—	—	12,859
Associates	1,355	930	—	—	—	2,285
Profit before tax						3,417,031
Tax						(1,411,560)
Profit for the period						2,005,471
Assets and liabilities						
Segment assets	141,192,853	3,975,797	2,151,370	7,536,098	(3,599,486)	151,256,632
Interests in jointly-controlled entities	72,421	—	—	—	—	72,421
Interests in associates	230,062	5,019	—	—	—	235,081
Non-current asset held for sale	210,000	—	—	—	—	210,000
Unallocated assets						3,244,426
Total assets						155,018,560
Segment liabilities	138,944,279	4,368,107	2,237,251	6,890,260	(3,599,486)	148,840,411
Unallocated liabilities						1,243,173
Total liabilities						150,083,584
Other segment information						
Depreciation and amortisation	2,813,866	122,272	36,938	11,808	—	2,984,884
Capital expenditure	9,196,311	447,904	519,916	164,399	—	10,328,530
Write-down of inventories to net realisable value	178	—	—	—	—	178
Provision for foreseeable losses on construction contracts	134,942	—	—	—	—	134,942
Impairment losses recognised/(reversed) in the consolidated income statement	(9,539)	6,139	320	13,324	—	10,244

(b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments for the Relevant Periods and the eleven-month period ended 30 November 2006:

Year ended 31 December 2004	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	84,770,189	1,417,302	—	86,187,491
Other segment information				
Segment assets	72,834,228	2,538,179	—	75,372,407
Unallocated assets				4,272,242
				79,644,649
Capital expenditure	3,210,318	82,987	—	3,293,305

Year ended 31 December 2005	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	108,627,010	2,167,737	—	110,794,747
Other segment information				
Segment assets	92,869,274	3,329,620	—	96,198,894
Unallocated assets				4,148,411
				100,347,305
Capital expenditure	3,412,846	128,701	—	3,541,547

Year ended 31 December 2006	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	150,092,402	3,516,572	—	153,608,974
Other segment information				
Segment assets	115,623,195	4,998,400	—	120,621,595
Unallocated assets				3,928,131
				124,549,726
Capital expenditure	6,221,278	355,015	—	6,576,293

Eleven-month period ended 30 November 2006 (unaudited)	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	135,061,937	3,221,724	—	138,283,661
Other segment information				
Capital expenditure	4,079,091	334,001	—	4,413,092

Eleven-month period ended 30 November 2007	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	141,683,719	4,983,236	—	146,666,955
Other segment information				
Segment assets	140,836,439	10,937,695	—	151,774,134
Unallocated assets				3,244,426
				155,018,560
Capital expenditure	9,661,649	666,881	—	10,328,530

6. REVENUE AND OTHER INCOME AND GAINS, NET

Revenue, which is also the Group's turnover, represents: (1) an appropriate proportion of contract revenue of construction contracts, net of business tax and government surcharges; (2) the invoiced value of goods sold, net of value-added tax and government surcharges, and after allowances for goods returns and trade discounts; and (3) the value of other services rendered.

An analysis of the Group's revenue and other income and gains, net, is as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Revenue:					
Construction contracts	80,531,670	104,029,456	146,266,180	131,635,875	138,934,347
Provision of survey, design and consultancy services	2,321,858	2,875,677	3,310,938	2,993,340	2,597,358
Manufacture, sale, repair and maintenance of large track maintenance machinery	1,362,509	1,388,279	1,321,748	1,217,430	1,248,825
Others (note (a))	1,971,454	2,501,335	2,710,108	2,437,016	3,886,425
	86,187,491	110,794,747	153,608,974	138,283,661	146,666,955
Other income and gains, net:					
Government grants:					
— Recognition of deferred revenue (note 36)	2,078	3,119	7,078	6,896	16,514
— Others (note (b))	13,696	9,453	5,550	3,501	19,460
Gain on disposal of property, plant and equipment, net	12,918	14,251	—	—	912
Gain on disposal of a subsidiary (note 40(a))	—	—	—	—	315,791
Fair value gains, net, on financial assets at fair value through profit or loss	—	11,467	51,384	38,303	84,456
Gain on disposal of available-for-sale investments	15,356	—	6,127	1,726	9,061
Foreign exchange differences, net	—	87,419	—	—	—
Others (note (c))	81,130	77,114	115,729	82,720	103,523
	125,178	202,823	185,868	133,146	549,717

Notes:

(a) Other revenue mainly represented revenue from sale of properties and provision of logistics services.

(b) Other government grants mainly represented value-added tax refunds which, in the opinion of the Directors, are available to other eligible entities that are able to fulfill certain requirements.

(c) Others mainly represented gains on stocktaking, penalty income and other miscellaneous gains.

7. PROFIT FROM OPERATIONS

This is arrived at after charging/(crediting):

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Cost of services rendered ...		76,998,249	99,664,663	140,715,514	126,755,149	132,576,151
Cost of inventories sold		2,804,310	3,205,161	3,297,450	2,926,992	4,358,316
Total cost of sales		79,802,559	102,869,824	144,012,964	129,682,141	136,934,467
Depreciation of property, plant and equipment (note (a))	15	1,733,109	1,938,879	2,364,172	2,167,783	2,928,924
Amortisation of prepaid land lease payments	16	24,571	26,290	25,857	23,610	34,864
Amortisation of intangible assets	17	2,459	8,855	16,461	14,911	21,096
Total depreciation and amortisation		1,760,139	1,974,024	2,406,490	2,206,304	2,984,884
Impairment/(reversal of impairment) of property, plant and equipment	15	(124,745)	32,464	91,265	90,525	1,016
Impairment of prepaid land lease payments	16	—	—	15,294	15,294	—
Impairment of intangible assets	17	—	—	—	—	508
Impairment/(reversal of impairment) of held-to-maturity investments	21	1,458	(958)	—	—	—
Impairment of available-for-sale investments	22	4,345	758	951	951	—
Impairment of trade and bills receivables..............	27	98,504	67,622	79,016	74,516	16,866
Impairment/(reversal of impairment) of other receivables..............	28	2,093	41,337	42,614	42,515	(8,146)
Total impairment losses, net		(18,345)	141,223	229,140	223,801	10,244
Research and development expenditure		39,003	27,935	99,616	88,395	84,926
Write-down of inventories to net realisable value.......		1,697	8,359	22,834	18,550	178
Provision for completed properties held for sale ...		1,596	6,044	4,716	4,716	—

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Provision for foreseeable losses on construction contracts		606,791	513,054	133,162	123,750	134,942
Auditors' remuneration		4,717	3,613	3,067	2,803	3,511
Minimum lease payments under operating leases		13,403	15,462	21,351	20,510	27,761
Fair value losses/(gains), net, on financial assets at fair value through profit or loss		17,319	(11,467)	(51,384)	(38,303)	(84,456)
Loss/(gain) on disposal of available-for-sale investments		(15,356)	6,025	(6,127)	(1,726)	(9,061)
Loss/(gain) on disposal of property, plant and equipment, net		(12,918)	(14,251)	28,307	17,694	(912)
Foreign exchange differences, net		21,567	(87,419)	58,491	49,379	82,887

Note:

(a) Depreciation of approximately RMB1,283,559,000, RMB1,486,626,000, RMB1,854,436,000, RMB1,699,499,000 (unaudited) and RMB2,510,406,000 are included in the cost of sales on the face of the consolidated income statements for the three years ended 31 December 2004, 2005, 2006, and the eleven-month periods ended 30 November 2006 and 2007, respectively.

8. FINANCE REVENUE AND FINANCE COSTS

The Group's finance revenue for the Relevant Periods and the eleven-month period ended 30 November 2006 mainly represented bank interest income.

The Group's finance costs are as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Interest on bank loans and other loans wholly repayable within five years	435,110	828,450	1,030,558	916,254	1,102,651
Interest on bank loans repayable beyond five years	567	32,245	32,501	30,686	137,545
Interest on finance leases	—	—	657	295	3,489
Interest on discounted bills	1,868	2,429	551	551	18,861
Interest on bonds	—	—	—	—	35,766
Total interest	437,545	863,124	1,064,267	947,786	1,298,312
Less: Interest capitalised in					
— Construction in progress	(4,472)	(16,312)	(11,420)	(10,468)	(20,553)
— Construction contracts	(16,857)	(61,568)	(134,675)	(102,283)	(71,904)
— Properties under development	—	(2,449)	(3,234)	(3,215)	(66,387)
— Intangible assets	—	—	(5,612)	(5,161)	(61,997)
	416,216	782,795	909,326	826,659	1,077,471

Borrowing costs capitalised during the Relevant Periods and the eleven-month period ended 30 November 2006 are calculated by applying the following capitalisation rates per annum to expenditure on qualifying assets:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006 (unaudited)	2007
Capitalisation rates	3.5%-7.6%	3.6%-6.1%	3.6%-8.1%	3.6%-8.1%	4.0%-8.3%

9. EMPLOYEE COMPENSATION COSTS

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Employee compensation costs (including Directors' and Supervisors' remuneration):					
— Wages, salaries and allowances	6,186,408	6,357,519	7,884,601	7,167,679	7,989,383
— Retirement benefit costs					
(i) Contributions to defined contribution retirement schemes (note (a))	1,002,491	1,092,207	1,393,118	1,270,438	1,589,454
(ii) Contributions to defined benefit retirement scheme (note (b))	407,130	506,170	395,220	362,290	242,610
Total retirement benefit costs	1,409,621	1,598,377	1,788,338	1,632,728	1,832,064
	7,596,029	7,955,896	9,672,939	8,800,407	9,821,447

Notes:

(a) All of the Group's full-time employees in Mainland China are covered by various government-sponsored retirement plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group is required to make monthly contributions to these plans at rates ranging from 20% to 23% of the employees' basic salaries for the Relevant Periods and the eleven-month period ended 30 November 2006. Contributions to these plans are expensed as incurred.

In addition, the Group participates in various defined contribution retirement schemes for its qualified employees in certain countries or jurisdictions outside Mainland China. Employees' and employers' contributions are calculated based on various percentages of employees' gross salaries or fixed sums and length of service.

During the Relevant Periods and the eleven-month period ended 30 November 2006 and at the end of each of the Relevant Periods, the Group's forfeited contributions available to reduce its contributions to the defined contribution retirement schemes in future years were not material.

(b) In addition, the Group provided supplementary pension subsidies to its retired employees in Mainland China who retired prior to 1 January 2007. Details of the supplementary pension subsidies, which are considered of defined benefit nature, are set out in note 35 of Section II below. Employees who retire after 1 January 2007 are no longer entitled to such supplementary pension subsidies.

The Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-sponsored retirement plans and supplementary pension subsidies described above, details of which are set out in note 35 of Section II below. Employee termination and early retirement benefits are recognised in the period in which the Group has entered into an agreement with the employee specifying the terms of redundancy, or after the individual employee has been advised of the specific terms. The specific terms determining the amount of compensation payments made to early retired employees vary among the terminated and early retired employees depending on various factors including their position, length of service, salary level at the time of application, minimum compensation levels set by the local regulatory authorities, and district of the employee concerned. These compensation payments to existing early retired employees will continue after the listing of the Company's H Shares on The Hong Kong Stock Exchange. However, the Group's early retirement scheme will not continue after the listing of the Company's H Shares on The Hong Kong Stock Exchange and as such, no further new early retirement application will be accepted by the Group after the listing of the Company's H Shares on The Hong Kong Stock Exchange.

10. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID EMPLOYEES

(a) Directors' and Supervisors' remuneration

Details of the Directors' and Supervisors' remuneration are as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Fees	—	—	—	—	—
Other emoluments:					
— Salaries, housing benefits, other allowances and benefits in kind	690	913	1,303	1,153	1,577
— Performance related bonuses	1,092	1,420	1,444	895	919
— Pension scheme contributions	241	428	561	521	452
Total	2,023	2,761	3,308	2,569	2,948

The names of the Directors and Supervisors and their remuneration for the Relevant Periods and the eleven-month period ended 30 November 2006 are as follows:

(i) Independent non-executive directors

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Salaries, housing benefits, other allowances and benefits in kind					
Mr. LI Kecheng	—	—	15	—	70
Mr. ZHAO Guangjie	—	—	16	—	80
Mr. WU Taishi	—	—	—	—	—
Mr. NGAI Wai Fung	—	—	—	—	—
	—	—	31	—	150

There were no other emoluments payable to the independent non-executive directors during the Relevant Periods and the eleven-month period ended 30 November 2006.

(ii) Executive directors, non-executive directors and supervisors

	Fees	Salaries, housing benefits, other allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total remuneration
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Year ended 31 December 2004					
Executive directors:					
Mr. DING Yuanchen	—	111	261	—	372
Mr. JIN Puqing	—	—	—	—	—
	—	111	261	—	372
Non-executive directors:					
Mr. LI Guorui	—	150	287	51	488
Mr. HUO Jingui	—	127	244	51	422
Mr. WU Xiaohua	—	—	—	—	—
	—	277	531	102	910
Supervisors:					
Mr. PENG Shugui	—	127	244	50	421
Mr. HUANG Shaojun	—	90	29	45	164
Ms. YU Fengli	—	85	27	44	156
	—	302	300	139	741
	—	690	1,092	241	2,023
Year ended 31 December 2005					
Executive directors:					
Mr. DING Yuanchen	—	156	294	59	509
Mr. JIN Puqing	—	61	115	14	190
	—	217	409	73	699
Non-executive directors:					
Mr. LI Guorui	—	183	346	81	610
Mr. HUO Jingui	—	156	294	76	526
Mr. WU Xiaohua	—	—	—	—	—
	—	339	640	157	1,136
Supervisors:					
Mr. PENG Shugui	—	156	294	75	525
Mr. HUANG Shaojun	—	104	41	62	207
Ms. YU Fengli	—	97	36	61	194
	—	357	371	198	926
	—	913	1,420	428	2,761

	Fees	Salaries, housing benefits, other allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total remuneration
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Year ended 31 December 2006					
Executive directors:					
Mr. DING Yuanchen	—	171	254	84	509
Mr. JIN Puqing	—	201	298	83	582
	—	372	552	167	1,091
Non-executive directors:					
Mr. LI Guorui	—	201	298	88	587
Mr. HUO Jingui	—	171	254	84	509
Mr. WU Xiaohua	—	15	—	—	15
	—	387	552	172	1,111
Supervisors:					
Mr. PENG Shugui	—	171	254	82	507
Mr. HUANG Shaojun	—	169	45	70	284
Ms. YU Fengli	—	173	41	70	284
	—	513	340	222	1,075
	—	1,272	1,444	561	3,277
Eleven-month period ended 30 November 2006 (unaudited)					
Executive directors:					
Mr. DING Yuanchen	—	157	176	78	411
Mr. JIN Puqing	—	184	73	78	335
	—	341	249	156	746
Non-executive directors:					
Mr. LI Guorui	—	184	208	82	474
Mr. HUO Jingui	—	157	176	78	411
Mr. WU Xiaohua	—	—	—	—	—
	—	341	384	160	885
Supervisors:					
Mr. PENG Shugui	—	157	176	76	409
Mr. HUANG Shaojun	—	155	45	64	264
Ms. YU Fengli	—	159	41	65	265
	—	471	262	205	938
	—	1,153	895	521	2,569

	Fees	Salaries, housing benefits, other allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total remuneration
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Eleven-month period ended 30 November 2007					
Executive directors:					
Mr. DING Yuanchen	—	195	152	65	412
Mr. JIN Puqing	—	229	179	65	473
	—	424	331	130	885
Non-executive directors:					
Mr. LI Guorui	—	229	179	65	473
Mr. HUO Jingui	—	195	152	65	412
Mr. WU Xiaohua	—	70	—	—	70
	—	494	331	130	955
Supervisors:					
Mr. PENG Shugui	—	195	152	64	411
Mr. HUANG Shaojun	—	155	52	64	271
Ms. YU Fengli	—	159	53	64	276
	—	509	257	192	958
	—	1,427	919	452	2,798

There was no arrangement under which a Director or a Supervisor waived or agreed to waive any remuneration during the Relevant Periods and the eleven-month period ended 30 November 2006.

(b) Five highest paid employees

An analysis of the five highest paid employees within the Group for the Relevant Periods and the eleven-month period ended 30 November 2006 is as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
				(unaudited)	
Director	1	—	—	—	—
Supervisor	—	—	—	—	—
Non-director and non-supervisor employees	4	5	5	5	5
	5	5	5	5	5

Details of the remuneration of the above non-director and non-supervisor highest paid employees are as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Salaries, housing benefits, other allowances and benefits in kind	256	167	144	132	241
Performance related bonuses	5,841	7,904	5,833	5,737	6,543
Pension scheme contributions	84	51	44	41	74
	6,181	8,122	6,021	5,910	6,858

The number of non-director and non-supervisor highest paid employees whose remuneration fell within the following bands is as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006 (unaudited)	2007
Nil to HK$1,000,000	1	1	3	3	1
HK$1,000,001 — HK$1,500,000	2	3	1	1	2
HK$1,500,001 — HK$2,000,000	—	—	—	—	2
HK$2,000,001 — HK$2,500,000	1	—	—	—	—
HK$2,500,001 — HK$3,000,000	—	1	1	1	—
	4	5	5	5	5

11. TAX

Under the relevant PRC Corporate Income Tax Law and the respective regulations, except for certain preferential treatment available to the Company's subsidiaries, jointly-controlled entities and associates, which were exempted or taxed at a preferential rate of 15% to 16.5% during different periods of time in the Relevant Periods primarily due to their status as entities engaging in technology development or their involvement in projects that were supported by the government, such as Qinghai-Tibet Railway, and development projects in the western part of China, the entities within the Group are subject to corporate income tax at a rate of 33% during each of the Relevant Periods and the eleven-month period ended 30 November 2006.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested enterprises and foreign-invested enterprises, which results in a reduction of income tax rate from 33% to 25%. The effect of this change has been reflected in the calculation of deferred income tax as at 30 November 2007.

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profits arising in Hong Kong during each of the Relevant Periods and the eleven-month period ended 30 November 2006.

Taxes on profits assessable elsewhere, including Macau and Nigeria, have been calculated at the rates of tax prevailing in the country in which the relevant companies within the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Current income tax					
— Mainland China	161,581	242,871	286,022	235,232	985,809
— Hong Kong	182	2,587	746	684	497
— Others	7,445	5,512	18,102	13,634	26,935
Deferred income tax (note 23)	10,113	158,537	291,419	250,118	398,319
Income tax charge for the year/period	179,321	409,507	596,289	499,668	1,411,560

A reconciliation of the income tax expense applicable to profit before tax using the statutory income tax rates in Mainland China to the income tax expense at the Group's effective income tax rates for each of the Relevant Periods and the eleven-month period ended 30 November 2006 is as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Profit before tax	371,897	935,388	2,098,247	1,733,040	3,417,031
At statutory income tax rate of 33%	122,726	308,678	692,422	571,903	1,127,620
Lower income tax rates for specific provinces or locations	(84,249)	(55,004)	(58,334)	(49,269)	(192,224)
Tax effect of share of profits and losses of jointly-controlled entities and associates	(19,306)	(13,886)	(8,497)	(5,939)	(5,006)
Income not subject to tax	(200,638)	(145,254)	(234,909)	(185,965)	(98,841)
Expenses not deductible for tax purposes	277,310	244,549	137,372	112,886	63,338
Tax losses utilised	(3,453)	(6,906)	(10,863)	(9,958)	(14,232)
Income tax benefits on locally purchased machinery	(23,039)	(13,171)	(13,455)	(13,287)	(59,746)
Tax losses not recognised	109,970	90,501	92,553	79,297	37,362
Adjustments in respect of current tax of previous periods	—	—	—	—	(46,900)
Effect on opening deferred income tax due to a decrease in income tax rates	—	—	—	—	600,189
Income tax charge for the year/period	179,321	409,507	596,289	499,668	1,411,560

The share of tax attributable to jointly-controlled entities amounting to RMB1,023,000, RMB9,962,000, RMB6,597,000, RMB5,907,000 (unaudited) and RMB549,000 is included in the "Share of profits and losses of jointly-controlled entities" on the face of the consolidated income statements for the three years ended 31 December 2004, 2005 and 2006, and the eleven-month periods ended 30 November 2006 and 2007, respectively.

The share of tax attributable to associates amounting to RMB253,000, RMB1,232,000, RMB593,000, RMB214,000 (unaudited) and RMB135,000 is included in the "Share of profits and losses of associates" on the face of the consolidated income statements for the three years ended 31 December 2004, 2005 and 2006, and the eleven-month periods ended 30 November 2006 and 2007, respectively.

12. PROFIT ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY

The consolidated profit attributable to equity holder of the Company for the period ended 30 November 2007 includes a profit of RMB15,480,000 which has been dealt with in the financial statements of the Company (note 39(b)).

13. DISTRIBUTIONS

The distributions during the Relevant Periods and the eleven-month period ended 30 November 2006 are set out below:

		Year ended 31 December			Eleven-month period ended 30 November	
	Notes	2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Distributions relating to the Retained BOT Projects (note (a))		—	132,681	305,142	279,747	701,455
Distributions pursuant to the Restructuring:						
(i) Property, plant and equipment (note (b))	15	—	—	—	—	1,111,263
(ii) Prepaid land lease payments (note (b))	16	—	—	—	—	229,087
(iii) Provision for supplementary pension subsidies (note (b))	35	—	—	—	—	(2,880,020)
(iv) Deferred tax assets arising from provision for supplementary pension subsidies (note (b))	23	—	—	—	—	846,670
(v) Special distribution (note (c))		—	—	—	—	2,423,883
Other distribution (note (d))		—	—	—	—	2,252,651
		—	132,681	305,142	279,747	4,684,989

Notes:

(a) The distributions during the Relevant Periods and the eleven-month period ended 30 November 2006 mainly represented payments made by the Group on behalf of the project companies of the Retained BOT Projects which had been carved-out and treated as deemed distributions pursuant to the Restructuring as set out in note 1 of Section II of this report.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates and supplementary defined benefits of retirees together with the related deferred tax assets which were integral to the Predecessor Operations before the Restructuring. These assets and liabilities historically associated with the Predecessor Operations were retained by CRCCG by way of distributions to CRCCG and were not injected into the Company upon its incorporation on 5 November 2007.

(c) In accordance with the notice (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the MOF (the English name of the notice is a direct translation of the Chinese name), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the

Company is required to make a distribution to CRCCG, which represents an amount equal to the net profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the New PRC GAAP, generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the businesses and operations contributed to the Group by CRCCG, after giving effect to relevant necessary adjustments.

(d) The other distribution represented an amount due from the ultimate holding company included in prepayments, deposits and other receivables which had been carved-out and treated as deemed distribution during the eleven-month period ended 30 November 2007(note 28).

The rates of distribution and the number of shares ranking for distribution are not presented as such information is not meaningful for the purpose of this report.

No dividend was paid or declared by the Company during the Relevant Periods as it was incorporated on 5 November 2007.

Following the Restructuring, the payment of future dividends will be determined by the Company's Board of Directors. The payment of the dividends will depend upon, inter alia, the future earnings, capital requirements and financial conditions and general business conditions of the Company. As the controlling shareholder, CRCCG will be able to influence the Company's dividend policy.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the Company Law of the PRC and the Company's Articles of Association, net profit after tax as reported in the statutory financial statements prepared in accordance with the New PRC GAAP can only be distributed as dividends after allowances have been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory common reserve fund of at least 10% of profit after tax, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the New PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to the shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of the reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company.

(iii) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

After the listing of the Company's H Shares, in accordance with the Articles of Association of the Company, the net profit after tax of the Company for the purpose of dividends payment will be the lesser of (i) the net profit determined in accordance with the New PRC GAAP; and (ii) the net profit determined in accordance with IFRSs.

Prior to the incorporation of the Company on 5 November 2007, no profit appropriations to the aforesaid reserve funds were required.

14. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY

The calculation of basic earnings per share for each of the Relevant Periods and the eleven-month period ended 30 November 2006 is based on the profit attributable to equity holder of the Company for each of the Relevant Periods and the eleven-month period ended 30 November 2006 and the number of ordinary shares in issue during the Relevant Periods on the assumption that the 8,000 million ordinary shares in issue upon the incorporation of the Company on 5 November 2007 had been in issue throughout the Relevant Periods.

No diluted earnings per share has been presented as the Company did not have any dilutive potential ordinary shares during the Relevant Periods and the eleven-month period ended 30 November 2006.

15. PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings	Machinery	Vehicles	Production equipment	Measurement and experimental equipment	Other equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:								
At 1 January 2004	5,938,601	5,760,921	2,713,786	1,244,422	548,384	1,330,712	502,462	18,039,288
Additions	231,773	1,054,674	496,291	274,594	113,313	461,158	445,377	3,077,180
Transfer from construction in progress	201,443	1,887	870	5,268	—	18,886	(228,354)	—
Disposals	(260,971)	(440,562)	(343,229)	(137,508)	(87,893)	(232,063)	—	(1,502,226)
At 31 December 2004	6,110,846	6,376,920	2,867,718	1,386,776	573,804	1,578,693	719,485	19,614,242
Accumulated depreciation and impairment:								
At 1 January 2004	(2,230,282)	(2,719,484)	(1,555,604)	(571,591)	(297,007)	(716,966)	(11,764)	(8,102,698)
Reversal of impairment/(impairment) for the year # (note 7)	140,086	(15,341)	—	—	—	—	—	124,745
Depreciation charge for the year (note 7)	(213,548)	(598,324)	(381,748)	(145,489)	(75,781)	(318,219)	—	(1,733,109)
Disposals	104,565	256,816	222,833	108,477	56,047	121,961	—	870,699
At 31 December 2004	(2,199,179)	(3,076,333)	(1,714,519)	(608,603)	(316,741)	(913,224)	(11,764)	(8,840,363)
Net carrying amount:								
At 31 December 2004	3,911,667	3,300,587	1,153,199	778,173	257,063	665,469	707,721	10,773,879
At 1 January 2004	3,708,319	3,041,437	1,158,182	672,831	251,377	613,746	490,698	9,936,590

Group

	Buildings	Machinery	Vehicles	Production equipment	Measurement and experimental equipment	Other equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:								
At 1 January 2005	6,110,846	6,376,920	2,867,718	1,386,776	573,804	1,578,693	719,485	19,614,242
Additions	378,315	971,835	722,722	233,376	163,742	562,151	423,025	3,455,166
Transfer from construction in progress	378,369	3,303	—	2,335	234	59,903	(444,144)	—
Disposals	(576,952)	(600,780)	(397,528)	(175,946)	(73,663)	(292,009)	(56,429)	(2,173,307)
At 31 December 2005	6,290,578	6,751,278	3,192,912	1,446,541	664,117	1,908,738	641,937	20,896,101
Accumulated depreciation and impairment:								
At 1 January 2005	(2,199,179)	(3,076,333)	(1,714,519)	(608,603)	(316,741)	(913,224)	(11,764)	(8,840,363)
Impairment for the year # (note 7)	(10,434)	(13,081)	(1,717)	(6,793)	(356)	(83)	—	(32,464)
Depreciation charge for the year (note 7)	(198,258)	(635,045)	(446,627)	(183,628)	(112,195)	(363,126)	—	(1,938,879)
Disposals	209,166	436,965	327,068	125,009	56,824	223,089	11,764	1,389,885
At 31 December 2005	(2,198,705)	(3,287,494)	(1,835,795)	(674,015)	(372,468)	(1,053,344)	—	(9,421,821)
Net carrying amount:								
At 31 December 2005	4,091,873	3,463,784	1,357,117	772,526	291,649	855,394	641,937	11,474,280
At 31 December 2004	3,911,667	3,300,587	1,153,199	778,173	257,063	665,469	707,721	10,773,879

Group

	Buildings	Machinery	Vehicles	Production equipment	Measurement and experimental equipment	Other equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:								
At 1 January 2006	6,290,578	6,751,278	3,192,912	1,446,541	664,117	1,908,738	641,937	20,896,101
Additions	627,970	2,579,797	806,739	322,419	197,948	984,836	626,596	6,146,305
Transfer from construction in progress	572,212	90,633	385	18,791	3,018	18,650	(703,689)	—
Disposals	(794,567)	(733,863)	(319,931)	(137,439)	(66,489)	(283,322)	—	(2,335,611)
At 31 December 2006	6,696,193	8,687,845	3,680,105	1,650,312	798,594	2,628,902	564,844	24,706,795
Accumulated depreciation and impairment:								
At 1 January 2006	(2,198,705)	(3,287,494)	(1,835,795)	(674,015)	(372,468)	(1,053,344)	—	(9,421,821)
Impairment for the year # (note 7)	(16,238)	(69,869)	(465)	—	(1,887)	(2,256)	(550)	(91,265)
Depreciation charge for the year (note 7)	(208,686)	(861,273)	(552,946)	(149,432)	(94,959)	(496,876)	—	(2,364,172)
Disposals	271,352	461,617	288,090	78,563	56,442	180,541	—	1,336,605
At 31 December 2006	(2,152,277)	(3,757,019)	(2,101,116)	(744,884)	(412,872)	(1,371,935)	(550)	(10,540,653)
Net carrying amount:								
At 31 December 2006	4,543,916	4,930,826	1,578,989	905,428	385,722	1,256,967	564,294	14,166,142
At 31 December 2005	4,091,873	3,463,784	1,357,117	772,526	291,649	855,394	641,937	11,474,280

Group

	Buildings	Machinery	Vehicles	Production equipment	Measurement and experimental equipment	Other equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:								
At 1 January 2007	6,696,193	8,687,845	3,680,105	1,650,312	798,594	2,628,902	564,844	24,706,795
Additions	356,933	1,915,365	892,712	775,213	169,529	653,954	1,363,358	6,127,064
Transfer from construction in progress	35,452	13,124	3,604	2,248	649	108	(55,185)	—
Transfer to prepaid land lease payments (note 16)	—	—	—	—	—	—	(5,702)	(5,702)
Disposals	(93,558)	(850,099)	(339,172)	(197,894)	(72,235)	(469,124)	—	(2,022,082)
Distributions to CRCCG pursuant to the Restructuring	(1,785,456)	—	—	—	—	—	(23,667)	(1,809,123)
Disposal of a subsidiary (note 40(a))	(53,616)	—	(1,442)	—	—	(571)	(375,219)	(430,848)
At 30 November 2007	5,155,948	9,766,235	4,235,807	2,229,879	896,537	2,813,269	1,468,429	26,566,104
Accumulated depreciation and impairment:								
At 1 January 2007	(2,152,277)	(3,757,019)	(2,101,116)	(744,884)	(412,872)	(1,371,935)	(550)	(10,540,653)
Impairment for the period # (note 7)	—	(970)	—	—	—	(46)	—	(1,016)
Depreciation charge for the period (note 7)	(246,308)	(1,053,323)	(703,362)	(247,767)	(136,889)	(541,275)	—	(2,928,924)
Disposals	91,908	367,797	217,677	98,971	27,289	306,767	—	1,110,409
Distributions to CRCCG pursuant to the Restructuring	697,860	—	—	—	—	—	—	697,860
Disposal of a subsidiary (note 40(a))	1,050	—	386	—	—	321	—	1,757
At 30 November 2007	(1,607,767)	(4,443,515)	(2,586,415)	(893,680)	(522,472)	(1,606,168)	(550)	(11,660,567)
Net carrying amount:								
At 30 November 2007	3,548,181	5,322,720	1,649,392	1,336,199	374,065	1,207,101	1,467,879	14,905,537
At 31 December 2006	4,543,916	4,930,826	1,578,989	905,428	385,722	1,256,967	564,294	14,166,142

Impairment losses of approximately RMB15,341,000, RMB32,464,000, RMB91,265,000, RMB90,525,000 (unaudited) and RMB1,016,000 were recognised in the consolidated income statements for the three years ended 31 December 2004, 2005 and 2006 and the eleven-month periods ended 30 November 2006 and 2007, respectively, which mainly represented the write down of certain items of buildings, machinery and production equipment in the construction operations segment and other business operations segment to their recoverable amounts. In addition, reversal of impairment losses of approximately RMB140,086,000 was recognised in the consolidated income statement for the year ended 31 December 2004 to reverse the previously recognised impairment losses of certain items of buildings in the other business operations segment to their recoverable amounts. The recoverable amounts were mainly determined based on the fair values from independent valuations less costs to sell.

Company

	Buildings	Vehicles	Production equipment	Other equipment	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:					
Injection to the Company upon its incorporation	2,435	27,715	3,093	21,599	54,842
Additions	—	450	—	—	450
Disposals	—	—	—	(14)	(14)
At 30 November 2007	2,435	28,165	3,093	21,585	55,278
Accumulated depreciation and impairment:					
Injection to the Company upon its incorporation	(46)	(10,746)	(1,067)	(7,239)	(19,098)
Depreciation charge for the period	(5)	(368)	(25)	(282)	(680)
At 30 November 2007	(51)	(11,114)	(1,092)	(7,521)	(19,778)
Net carrying amount:					
At 30 November 2007	2,384	17,051	2,001	14,064	35,500

Certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's buildings and machinery, which had an aggregate net carrying amount of approximately RMB68,071,000, RMB305,190,000, RMB459,487,000 and RMB204,378,000 as at 31 December 2004, 2005 and 2006 and 30 November 2007, respectively (note 33).

The net carrying amount of the Group's property, plant and equipment held under finance leases included in the total amount of machinery amounted to RMB145,852,000 and RMB148,551,000 as at 31 December 2006 and 30 November 2007, respectively (note 34).

As at 30 November 2007, the Group was in the process of applying to obtain the title certificates of certain of its buildings with an aggregate net carrying amount of approximately RMB57,591,000. After consulting the legal advisor of the Company, the Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors are also of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 November 2007.

16. PREPAID LAND LEASE PAYMENTS

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Carrying amount at beginning of the year/period	1,331,350	1,367,019	1,323,484	1,470,069
Additions	97,696	66,092	215,371	421,809
Injection by CRCCG pursuant to the Restructuring (note 40(b))	—	—	—	3,074,967
Transfer from construction in progress (note 15)	—	—	—	5,702
Disposals	(37,456)	(83,337)	(27,635)	(57,221)
Amortisation for the year/period (note 7)	(24,571)	(26,290)	(25,857)	(34,864)
Impairment for the year/period (note 7)	—	—	(15,294)	—
Distributions to CRCCG pursuant to the Restructuring	—	—	—	(229,087)
Carrying amount at end of the year/period	1,367,019	1,323,484	1,470,069	4,651,375
Portion classified as current assets	(24,444)	(25,838)	(28,823)	(100,096)
Non-current portion	1,342,575	1,297,646	1,441,246	4,551,279

The carrying amount of the Group's prepaid land lease payments represented land use rights in the PRC and are held under the following lease terms:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Lease term, at carrying amount:				
Long term leases of not less than 50 years	41,084	42,254	43,038	49,854
Medium term leases of less than 50 years but not less than 10 years	1,316,063	1,272,542	1,417,428	4,588,330
Short term leases of less than 10 years	9,872	8,688	9,603	13,191
	1,367,019	1,323,484	1,470,069	4,651,375

Certain of the Group's interest-bearing bank and other borrowings were secured by the Group's prepaid land lease payments, which had an aggregate carrying amount of approximately RMB44,730,000, RMB57,673,000, RMB30,120,000 and RMB49,873,000 as at 31 December 2004, 2005 and 2006 and 30 November 2007, respectively (note 33).

As at 30 November 2007, the Group was in the process of applying to obtain the title certificates of certain of its land use rights in the PRC with an aggregate carrying amount of approximately RMB218,873,000. After consulting the legal advisor of the Company, the Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned land use rights. The Directors are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 November 2007.

17. INTANGIBLE ASSETS

Group

	Concession assets	Computer software	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Cost:				
At 1 January 2004	—	8,862	17,093	25,955
Additions (note (a))	111,584	5,997	848	118,429
Disposals	—	(7)	—	(7)
At 31 December 2004	111,584	14,852	17,941	144,377
Accumulated amortisation:				
At 1 January 2004	—	(1,181)	(9,423)	(10,604)
Amortisation for the year (note 7)	—	(1,374)	(1,085)	(2,459)
At 31 December 2004	—	(2,555)	(10,508)	(13,063)
Net carrying amount:				
At 31 December 2004	111,584	12,297	7,433	131,314
At 1 January 2004	—	7,681	7,670	15,351
Cost:				
At 1 January 2005	111,584	14,852	17,941	144,377
Additions	9,638	10,649	2	20,289
Disposals	—	(747)	(321)	(1,068)
At 31 December 2005	121,222	24,754	17,622	163,598
Accumulated amortisation:				
At 1 January 2005	—	(2,555)	(10,508)	(13,063)
Amortisation for the year (note 7)	(4,898)	(3,031)	(926)	(8,855)
Disposals	—	252	167	419
At 31 December 2005	(4,898)	(5,334)	(11,267)	(21,499)
Net carrying amount:				
At 31 December 2005	116,324	19,420	6,355	142,099
At 31 December 2004	111,584	12,297	7,433	131,314

Group

	Concession assets	Computer software	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Cost:				
At 1 January 2006	121,222	24,754	17,622	163,598
Additions	200,070	13,579	968	214,617
Disposals	—	(827)	(629)	(1,456)
At 31 December 2006	321,292	37,506	17,961	376,759
Accumulated amortisation:				
At 1 January 2006	(4,898)	(5,334)	(11,267)	(21,499)
Amortisation for the year (note 7)	(6,987)	(8,356)	(1,118)	(16,461)
Disposals	—	51	—	51
At 31 December 2006	(11,885)	(13,639)	(12,385)	(37,909)
Net carrying amount:				
At 31 December 2006	309,407	23,867	5,576	338,850
At 31 December 2005	116,324	19,420	6,355	142,099
Cost:				
At 1 January 2007	321,292	37,506	17,961	376,759
Additions	692,668	4,929	7,093	704,690
Disposals	—	(9,937)	(4,566)	(14,503)
At 30 November 2007	1,013,960	32,498	20,488	1,066,946
Accumulated amortisation and impairment:				
At 1 January 2007	(11,885)	(13,639)	(12,385)	(37,909)
Impairment for the period (note 7)	—	(508)	—	(508)
Amortisation for the period (note 7)	(6,536)	(7,880)	(6,680)	(21,096)
Disposals	—	2,205	969	3,174
At 30 November 2007	(18,421)	(19,822)	(18,096)	(56,339)
Net carrying amount:				
At 30 November 2007	995,539	12,676	2,392	1,010,607
At 31 December 2006	309,407	23,867	5,576	338,850

Notes:

(a) As at 31 December 2004, all the concession assets were still under construction and no amortisation was charged for the year ended 31 December 2004.

(b) As at 30 November 2007, certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's intangible assets, which had an aggregate carrying amount of approximately RMB184,261,000 (note 33).

18. INVESTMENTS IN SUBSIDIARIES

Company

	30 November 2007
	RMB'000
Unlisted investments, at cost	11,939,492

Particulars of the principal subsidiaries of the Company are set out in note 1 of Section II above.

19. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Unlisted investments, at cost	—	—	—	—	62,580
Share of net assets	29,991	63,334	68,381	72,421	—
	29,991	63,334	68,381	72,421	62,580

Particulars of the principal jointly-controlled entities of the Group are set out in note 1 of Section II above.

The following tables illustrate the summarised financial information of the Group's jointly-controlled entities:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Share of the jointly-controlled entities' assets and liabilities:				
Current assets	94,890	187,298	220,470	425,856
Non-current assets	2,600	7,688	3,371	3,513
Current liabilities	(67,162)	(131,364)	(155,182)	(307,876)
Non-current liabilities	(337)	(288)	(278)	(49,072)
Net assets	29,991	63,334	68,381	72,421

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Share of the jointly-controlled entities' results:					
Revenue	116,557	121,015	41,242	38,825	27,485
Other income	3,324	11,292	11,598	10,616	9,572
Total revenue	119,881	132,307	52,840	49,441	37,057
Total expenses	(69,236)	(88,223)	(20,708)	(20,571)	(23,649)
Tax	(1,023)	(9,962)	(6,597)	(5,907)	(549)
Profit after tax	49,622	34,122	25,535	22,963	12,859

20. INTERESTS IN ASSOCIATES

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Share of net assets	158,548	348,855	371,545	236,932
Provision for impairment	(5,810)	(5,810)	(5,810)	(1,851)
	152,738	343,045	365,735	235,081

Particulars of the principal associates of the Group are set out in note 1 of Section II above.

The following tables illustrate the summarised financial information of the Group's associates extracted from their audited financial statements or management accounts:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Aggregate of associates' financial position:				
Assets	816,628	1,995,211	2,284,456	1,339,399
Liabilities	489,116	1,153,530	1,346,608	855,262

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Aggregate of associates' results:					
Revenue	176,557	432,988	902,048	849,916	811,833
Profit for the year/period	1,316	17,754	962	888	43,272

21. HELD-TO-MATURITY INVESTMENTS

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Debt investments:				
— Listed in Mainland China	39,380	7,864	7,447	7,447
— Unlisted	267,139	357,148	316,724	36,376
	306,519	365,012	324,171	43,823
Provision for impairment	(1,458)	(500)	—	—
	305,061	364,512	324,171	43,823
Portion classified as current assets	(150,000)	(192,000)	(305,038)	(25,005)
Non-current portion	155,061	172,512	19,133	18,818
Held-to-maturity investments are analysed as follows:				
— Central governments and central banks	34,520	7,479	2,167	1,925
— Corporate entities	270,541	357,033	322,004	41,898
	305,061	364,512	324,171	43,823

Movements in the provision for impairment of held-to-maturity investments are as follow:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	—	1,458	500	—
Impairment/(reversal of impairment) for the year/period (note 7)	1,458	(958)	—	—
Witten off	—	—	(500)	—
At end of the year/period	1,458	500	—	—

During the Relevant Periods, the effective interest rates of the held-to-maturity investments ranged from 4.0% to 5.3% per annum. The carrying amounts of the held-to-maturity investments approximate their fair values.

22. AVAILABLE-FOR-SALE INVESTMENTS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Listed equity investments in Mainland China, at fair value	6,569	6,701	6,654	309,165	144,717
Unlisted equity investments, at cost	326,998	463,604	547,159	567,602	91,179
Provision for impairment	(17,814)	(18,572)	(18,432)	(12,530)	—
	309,184	445,032	528,727	555,072	91,179
Listed bond investments in Mainland China, at fair value	23,681	4,274	2,430	2,366	—
	339,434	456,007	537,811	866,603	235,896

The unlisted equity investments are equity securities issued by private entities established in the PRC. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors are of the opinion that their fair values cannot be measured reliably.

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Available-for-sale investments are analysed as follows:					
— Central governments and central banks	3,681	4,274	2,430	2,366	—
— Banks and other financial institutions	54,162	54,562	50,442	251,199	144,717
— Corporate entities	281,591	397,171	484,939	613,038	91,179
	339,434	456,007	537,811	866,603	235,896

Movements in the provision for impairment of available-for-sale investments are as follow:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	13,469	17,814	18,572	18,432
Impairment for the year/period (note 7)	4,345	758	951	—
Written off	—	—	(1,091)	(5,902)
At end of the year/period	17,814	18,572	18,432	12,530

The gross gain of the Group's available-for-sale investments recognised directly in its equity amounted to RMB247,637,000 for the eleven-month period ended 30 November 2007.

The gross gain of the Company's available-for-sale investments recognised in its equity amounted to RMB36,309,000 for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 (note 39(b)).

The fair values of listed equity and bond investments are based on quoted market prices.

23. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The movements in deferred tax assets and deferred tax liabilities during the Relevant Periods are as follows:

	Group				Company
	Year ended 31 December			Eleven-month period ended 30 November	Eleven-month period ended 30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period, net	3,752,120	3,742,007	3,583,470	3,292,051	—
Injection to the Company upon its incorporation	—	—	—	—	12,448
Deferred tax charged to the income statements during the year/period (note 11)	(10,113)	(158,537)	(291,419)	(398,319)	—
Deferred tax charged to equity during the year/period:					
(i) Deferred tax assets on revaluation surplus arising from the Restructuring	—	—	—	1,051,303	—
(ii) Distributions of deferred tax assets arising from provision for supplementary pension subsidies to CRCCG pursuant to the Restructuring	—	—	—	(846,670)	—
(iii) Deferred tax liabilities arising from changes in fair values of available-for-sale investments	—	—	—	(21,522)	(9,077)
At end of the year/period, net	3,742,007	3,583,470	3,292,051	3,076,843	3,371

The Group's and the Company's deferred tax assets and deferred tax liabilities are attributed to the following items, which are reflected in the balance sheets:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Deferred tax assets:					
Provisions for supplementary pension subsidies and early retirement benefits	3,544,873	3,494,338	3,395,518	1,841,240	12,448
Provision for impairment of assets	241,908	236,344	264,173	167,597	—
Provision for foreseeable losses on construction contracts	400,362	329,870	188,653	90,057	—
Tax losses available for offset against future taxable income	10,478	2,205	245	41,967	—
Accruals and provisions	70,169	66,032	69,894	36,103	—
Additional tax deduction on revaluation surplus arising from the Restructuring	—	—	—	1,051,303	—
Others	4,452	19,622	9,648	16,159	—
	4,272,242	4,148,411	3,928,131	3,244,426	12,448
Deferred tax liabilities:					
Recognition of revenue on construction contracts	(142,009)	(150,437)	(221,082)	(146,061)	—
Provision for staff welfare fund	(388,226)	(414,504)	(414,998)	—	—
Available-for-sale investments	—	—	—	(21,522)	(9,077)
	(530,235)	(564,941)	(636,080)	(167,583)	(9,077)
	3,742,007	3,583,470	3,292,051	3,076,843	3,371

As at 31 December 2004, 2005 and 2006, and 30 November 2007, deferred tax assets that had not been recognised in respect of tax losses of the Group arising in the PRC were RMB69,454,000, RMB91,385,000, RMB87,620,000 and RMB89,643,000, respectively, which were available for a maximum of five years for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of the tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilised.

As at 31 December 2004, 2005 and 2006, and 30 November 2007, there was no significant unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

24. INVENTORIES

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Raw materials	2,378,626	2,614,188	3,479,774	4,405,403	1,251
Work-in-progress	709,553	744,153	847,270	755,185	—
Finished goods	375,645	533,956	581,212	695,097	—
Spare parts	546,837	673,606	1,086,213	2,034,029	—
	4,010,661	4,565,903	5,994,469	7,889,714	1,251

As at 30 November 2007, certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's inventories, which had an aggregate carrying amount of approximately RMB188,469,000 (note 33).

25. COMPLETED PROPERTIES HELD FOR SALE

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Cost	384,199	444,934	387,912	396,276
Provision for impairment	(80,748)	(86,792)	(91,508)	(77,409)
	303,451	358,142	296,404	318,867

26. CONSTRUCTION CONTRACTS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Gross amount due from contract customers for contract work	13,126,531	23,172,205	28,054,058	36,029,555	1,537,182
Gross amount due to contract customers for contract work	(5,995,098)	(8,977,285)	(14,408,867)	(13,959,780)	—
	7,131,433	14,194,920	13,645,191	22,069,775	1,537,182
Contract costs incurred plus recognised profits less recognised losses to date	171,312,054	246,122,993	356,352,731	484,772,102	1,918,902
Less: Progress billings received and receivable	(164,180,621)	(231,928,073)	(342,707,540)	(462,702,327)	(381,720)
	7,131,433	14,194,920	13,645,191	22,069,775	1,537,182

The amounts due from the ultimate holding company, fellow subsidiaries and associates included in the gross amount due from contract customers for contract work can be analysed as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	—	—	4,261	—
Fellow subsidiaries	9,880	30,445	56,063	36,389
Associates	—	—	4,923	—
	9,880	30,445	65,247	36,389

The amounts due to the ultimate holding company and fellow subsidiaries included in the gross amount due to contract customers for contract work can be analysed as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	—	13,252	—	—
Fellow subsidiaries	2,792	29	11,021	—
	2,792	13,281	11,021	—

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered to the major customers of the Group.

27. TRADE AND BILLS RECEIVABLES

The Group's major customers are the PRC government agencies and other state-owned enterprises. The majority of the Group's revenues are generated through construction projects and settlement is made in accordance with the terms specified in the contracts governing the relevant transactions. The Group does not have a standardised and universal credit period granted to the construction service customers. The credit period of individual construction service customers is considered on a case-by-case basis and set out in the construction contracts, as appropriate. For sale of products, a credit period ranging from 30 to 90 days may be granted to large or long-established customers with good repayment history. Revenues from small, new or short-term customers are normally expected to be settled shortly after provision of services or delivery of goods. No credit period is set by the Group for small, new and short term customers. For retention money

receivables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work. Trade and bills receivables are non-interest-bearing.

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Bills receivables	97,677	59,445	150,071	138,699	—
Trade receivables	12,308,760	14,597,380	19,752,297	22,589,831	960
Retention money receivables	2,602,464	3,475,702	4,810,010	5,522,153	7,265
Provision for impairment	(638,694)	(668,569)	(711,253)	(641,525)	—
	14,370,207	17,463,958	24,001,125	27,609,158	8,225
Portion classified as current assets	(13,458,411)	(16,189,087)	(22,430,313)	(26,691,973)	(8,225)
Non-current portion	911,796	1,274,871	1,570,812	917,185	—

An aged analysis of the Group's and the Company's trade and bills receivables, based on invoiced date and net of provision for impairment of trade receivables, as at the balance sheet dates is as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Within 6 months	7,606,512	9,104,153	14,056,279	18,334,059	—
6 months to 1 year	3,920,330	5,118,118	5,717,934	5,527,010	—
1 year to 2 years	1,915,955	2,060,811	2,767,670	2,439,173	—
2 years to 3 years	596,341	787,957	928,383	847,737	8,225
More than 3 years	331,069	392,919	530,859	461,179	—
	14,370,207	17,463,958	24,001,125	27,609,158	8,225

An aged analysis of the trade and bills receivables, that are neither individually nor collectively considered to be impaired, is as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Neither past due nor impaired	7,746,195	9,729,691	15,543,660	19,865,122	7,265
Past due but not impaired					
Less than 3 months past due	363,560	689,582	760,929	439,613	—
3 to 6 months past due	688,593	450,759	643,965	546,366	—
Over 6 months past due	776,525	741,178	795,739	592,565	960
	9,574,873	11,611,210	17,744,293	21,443,666	8,225

Movements in the provision for impairment of trade receivables are as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	541,166	638,694	668,569	711,253
Impairment for the year/period (note 7)	98,504	67,622	79,016	16,866
Written off	(976)	(37,747)	(36,332)	(86,594)
At end of the year/period	638,694	668,569	711,253	641,525

The amounts due from the ultimate holding company, fellow subsidiaries, jointly-controlled entities and associates included in the trade and bills receivables can be analysed as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	6,468	8,136	4,496	—
Fellow subsidiaries	38,111	59,368	78,421	106,682
Jointly-controlled entities	—	8,300	14,328	3,239
Associates	1,741	711	87,709	45,775
	46,320	76,515	184,954	155,696

The above amounts are unsecured and repayable on similar credit terms to those offered to the major customers of the Group. Except for amounts of RMB8,650,000, RMB7,679,000 and RMB4,650,000 which are interest-bearing at rates ranging from 5.0% to 8.0% per annum as at 31 December 2004, 2005 and 2006, respectively, the above amounts are non-interest-bearing.

The weighted average effective interest rates on non-current receivables are as follows:

	31 December			30 November
	2004	2005	2006	2007
Effective interest rates	5.54%	5.76%	6.03%	6.84%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current trade and bills receivables approximate their fair values. In addition, as the non-current trade and bills receivables have been discounted based on the effective interest rates, the carrying amounts of non-current trade and bills receivables approximate their fair values.

28. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Advances to suppliers	6,507,814	7,786,311	10,694,037	15,096,084	1,429,341
Prepayments	116,882	126,998	156,695	109,157	—
Deposits and other receivables *	9,141,069	10,530,626	10,734,683	12,203,378	4,056,796
	15,765,765	18,443,935	21,585,415	27,408,619	5,486,137
Portion classified as current assets	(15,741,978)	(18,391,030)	(21,524,630)	(27,328,069)	(5,486,137)
Non-current portion	23,787	52,905	60,785	80,550	—

* Deposits and other receivables mainly represented bidding bonds, performance bonds and various deposits required for the Group's business operations.

Movements in the provision for impairment of other receivables are as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	251,135	244,161	277,022	298,726
Impairment/(reversal of impairment) for the year/period (note 7)	2,093	41,337	42,614	(8,146)
Written off	(9,067)	(8,476)	(20,910)	(46,419)
At end of the year/period	244,161	277,022	298,726	244,161

The amounts due from the ultimate holding company, fellow subsidiaries, jointly-controlled entities, associates and subsidiaries included in the above can be analysed as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	492,506	1,080,610	1,434,405	—	—
Fellow subsidiaries	672,512	213,359	106,688	—	—
Jointly-controlled entities	29,776	30,610	126,136	396,072	275,808
Associates	4,928	1,349	11,580	386,694	—
Subsidiaries	—	—	—	—	3,814,179
	1,199,722	1,325,928	1,678,809	782,766	4,089,987

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

During the eleven-month period ended 30 November 2007, an amount due from the ultimate holding company included in prepayments, deposits and other receivables of RMB2,252,651,000 had been carved-out and treated as deemed distribution (note 13).

The weighted average effective interest rates on non-current receivables are as follows:

	31 December			30 November
	2004	2005	2006	2007
Effective interest rates	5.54%	5.76%	6.03%	6.84%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of current other receivables approximate their fair values. In addition, as the non-current other receivables have been discounted based on the effective interest rates, the carrying amounts of non-current other receivables approximate their fair values.

29. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Bond investments:					
— Listed in Mainland China, at market value	231,674	45,484	800	800	—
Equity investments:					
— Listed in Mainland China, at market value	93,985	53,493	64,427	109,817	109,284
	325,659	98,977	65,227	110,617	109,284
Financial assets at fair value through profit or loss are analysed as follows:					
— Central governments and central banks	230,443	45,484	800	800	—
— Public sector entities	31	—	—	—	—
— Banks and other financial institutions	30,858	—	—	5,169	5,169
— Corporate entities	64,327	53,493	64,427	104,648	104,115
	325,659	98,977	65,227	110,617	109,284

30. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cash and bank balances	11,763,311	14,347,710	18,537,051	22,508,630	2,615,726
Time deposits	2,206,270	2,823,212	3,232,060	4,238,125	700,935
	13,969,581	17,170,922	21,769,111	26,746,755	3,316,661
Less: Pledged bank balances for					
— Bills payable (note 31)	(150,801)	(199,224)	(336,234)	(391,690)	—
— Projects bidding	(218,170)	(237,657)	(452,031)	(585,672)	—
Less: Pledged time deposits for					
— Bank loans (note 33)	—	(34,618)	—	—	—
— Bank loan of an associate (note 43)	—	—	(20,000)	—	—
	(368,971)	(471,499)	(808,265)	(977,362)	—
Cash and cash equivalents in the balance sheets	13,600,610	16,699,423	20,960,846	25,769,393	3,316,661
Less: Non-pledged time deposits with original maturity of three months or more when acquired	(1,924,253)	(2,474,835)	(2,587,211)	(2,139,358)	
Cash and cash equivalents in the consolidated cash flow statements	11,676,357	14,224,588	18,373,635	23,630,035	
Cash and bank balances and time deposits denominated in:					
— RMB	13,259,139	15,518,168	20,288,033	24,240,281	3,186,809
— United States dollars	481,966	1,357,166	852,257	1,218,953	102,020
— Other currencies	228,476	295,588	628,821	1,287,521	27,832
	13,969,581	17,170,922	21,769,111	26,746,755	3,316,661

The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for three months to one year, and earn interest at the respective time deposit rates. The carrying amounts of the cash and cash equivalents and pledged deposits in the balance sheets approximate their fair values.

31. TRADE AND BILLS PAYABLES

Trade and bills payables are non-interest-bearing and are normally settled from 60 to 180 days. For retention money payables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work.

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Trade and bills payables	24,081,511	29,989,477	38,250,699	42,886,125	86,246
Portion classified as current liabilities	(23,496,329)	(29,165,756)	(37,512,875)	(42,235,912)	(86,246)
Non-current portion	585,182	823,721	737,824	650,213	—

An aged analysis of the Group's and the Company's trade and bills payables, based on invoiced dates, as at the balance sheet dates is as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Within 6 months	14,262,230	15,959,172	24,344,581	31,731,218	45,858
6 months to 1 year	6,294,241	9,673,028	9,008,652	7,184,135	25,014
1 year to 2 years	2,277,921	3,078,023	3,026,302	2,421,735	15,374
2 years to 3 years	782,171	847,794	1,362,828	956,523	—
More than 3 years	464,948	431,460	508,336	592,514	—
	24,081,511	29,989,477	38,250,699	42,886,125	86,246

The amounts due to a fellow subsidiary, associates and subsidiaries included in trade and bills payables can be analysed as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Fellow subsidiary	—	—	—	1,563	—
Associates	16,615	7,496	5,907	15,789	—
Subsidiaries	—	—	—	—	38,781
	16,615	7,496	5,907	17,352	38,781

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered by the fellow subsidiary, associates and subsidiaries to their major customers.

The weighted average effective interest rates on non-current payables are as follows:

	31 December			30 November
	2004	2005	2006	2007
Effective interest rates	5.54%	5.76%	6.03%	6.84%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current trade and bills payables approximate their fair values. In addition, as the non-current trade and bills payables have been discounted based on the effective interest rates, the carrying amounts of non-current trade and bills payables approximate their fair values.

The Group's bills payable were secured by pledged bank balances of approximately RMB150,801,000, RMB199,224,000, RMB336,234,000 and RMB391,690,000 as at 31 December 2004, 2005 and 2006, and 30 November 2007, respectively (note 30).

32. OTHER PAYABLES AND ACCRUALS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Advances from customers	13,327,480	18,961,114	22,023,154	35,931,588	2,206,312
Accrued salaries, wages and benefits	4,000,120	4,135,762	4,167,963	4,934,824	11,950
Other taxes payable	1,106,960	1,452,168	1,785,944	1,613,099	—
Current portion of deferred revenue (note 36)	3,099	2,079	14,079	10,079	—
Others *	7,168,892	8,451,656	10,332,633	15,540,741	3,467,870
	25,606,551	33,002,779	38,323,773	58,030,331	5,686,132
Portion classified as current liabilities	(25,203,083)	(32,765,585)	(38,048,543)	(57,699,815)	(5,227,854)
Non-current portion	403,468	237,194	275,230	330,516	458,278

* Others mainly represented payables to sub-contractors for payments made on behalf of the Group, deposits and performance bonds received from sub-contractors, payables for the purchases of machinery and equipment and payables for repair and maintenance expenses.

The amounts due to the ultimate holding company, fellow subsidiaries, jointly-controlled entities, associates and subsidiaries included in other payables and accruals can be analysed as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	169,685	172,331	179,841	2,519,039	1,368,500
Fellow subsidiaries	124,541	213,401	352,929	211,619	—
Jointly-controlled entities	6,369	2,131	59,750	63,382	62,599
Associates	29,227	120,835	237	51,523	—
Subsidiaries	—	—	—	—	1,312,578
	329,822	508,698	592,757	2,845,563	2,743,677

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

Prior to the date of this report, the balances with the ultimate holding company and fellow subsidiaries as at 30 November 2007 which are non-trade in nature have been settled.

The weighted average effective interest rates on non-current payables are as follows:

	31 December			30 November
	2004	2005	2006	2007
Effective interest rates	5.54%	5.76%	6.03%	6.84%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of current other payables approximate their fair values. In addition, as the non-current other payables have been discounted based on the effective interest rates, the carrying amounts of non-current other payables approximate their fair values.

33. INTEREST-BEARING BANK AND OTHER BORROWINGS

	Effective interest rate (%)	Maturity	Group				Company
			31 December			30 November	30 November
			2004	2005	2006	2007	2007
			RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Current							
Finance lease payables (note 34)	7.3 - 12.9	2007 - 2008	—	—	48,532	68,286	—
Short term bank loans:							
— unsecured	3.6 - 12.8	2005 - 2008	7,273,580	8,887,054	11,245,274	16,001,692	3,331,658
— secured	3.6 - 9.3	2005 - 2008	120,500	261,288	173,550	423,941	—
Short term other loans:							
— unsecured	2.2 - 8.8	2005 - 2008	230,837	246,746	238,903	414,900	—
Short term corporate bonds:							
— unsecured	3.8 - 4.0	2008	—	—	—	1,992,326	1,992,326
Current portion of long term bank loans:							
— unsecured	3.5 - 7.6	2005 - 2008	159,579	440,200	738,990	649,130	50,000
— secured	3.6 - 7.7	2005	39,000	—	—	—	—
Current portion of long term other loans							
— unsecured	5.9 - 13.3	2007	—	—	69,432	—	—
			7,823,496	9,835,288	12,514,681	19,550,275	5,373,984

	Effective interest rate (%)	Maturity	Group				Company
			31 December			30 November	30 November
			2004	2005	2006	2007	2007
			RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Non-current							
Finance lease payables (note 34)	7.3 - 12.9	2008 - 2010	—	—	93,271	91,036	—
Long term bank loans:							
— unsecured	0.75 - 10.8	2008 - 2024	1,149,943	2,935,064	4,537,134	5,483,256	1,780,926
— secured	3.6 - 9.3	2008 - 2017	5,200	29,200	92,034	603,944	239,875
Long term other loans:							
— unsecured	3.77 - 13.3	2007 - 2009	33,609	76,162	3,276	72,228	—
			1,188,752	3,040,426	4,725,715	6,250,464	2,020,801
			9,012,248	12,875,714	17,240,396	25,800,739	7,394,785
Interest-bearing bank and other borrowings denominated in:							
— RMB			8,661,482	12,543,767	16,923,461	25,007,635	6,799,069
— Euros			348,680	331,947	316,935	711,599	595,716
— Hong Kong dollars			2,086	—	—	—	—
— United States dollars			—	—	—	81,505	—
			9,012,248	12,875,714	17,240,396	25,800,739	7,394,785

The maturity profile of the interest-bearing bank and other borrowings as at the balance sheet dates is as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Analysed into:					
Bank loans repayable:					
Within one year	7,592,659	9,588,542	12,157,814	17,074,763	3,381,658
In the second year	629,062	441,400	1,541,102	2,259,651	136,866
In the third to fifth years, inclusive	380,295	1,998,863	1,809,844	2,045,649	410,599
Beyond five years	145,786	524,001	1,278,222	1,781,900	1,473,336
	8,747,802	12,552,806	16,786,982	23,161,963	5,402,459
Other borrowings (including finance lease payables) repayable:					
Within one year	230,837	246,746	356,867	483,186	—
In the second year	—	72,261	53,904	145,670	—
In the third to fifth years, inclusive	33,609	3,901	42,643	17,594	—
	264,446	322,908	453,414	646,450	—
Corporate bonds repayable:					
Within one year	—	—	—	1,992,326	1,992,326
	9,012,248	12,875,714	17,240,396	25,800,739	7,394,785

The above secured bank loans were secured by certain assets and their carrying values are as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Property, plant and equipment (note 15)	68,071	305,190	459,487	204,378
Prepaid land lease payments (note 16)	44,730	57,673	30,120	49,873
Intangible assets (note 17)	—	—	—	184,261
Properties under development	—	—	—	1,071,515
Inventories (note 24)	—	—	—	188,469
Time deposits (note 30)	—	34,618	—	—

Certain interest-bearing bank and other borrowings of the Group of RMB1,428 million, RMB2,994 million, RMB3,561 million were guaranteed by the ultimate holding company as at 31 December 2004, 2005 and 2006, respectively (note 43(a)). At the date of this report, all the corporate guarantees from the ultimate holding company have been released and replaced by corporate guarantees executed by the Company after the incorporation of the Company.

Certain interest-bearing bank and other borrowings of the Company of RMB240 million were guaranteed by the subsidiaries of the Company as at 30 November 2007 (note 41).

Other interest rate information:

Group

	31 December 2004		31 December 2005		31 December 2006		30 November 2007	
	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Bank loans — unsecured	6,306,699	2,276,403	8,671,576	3,590,742	11,120,110	5,401,288	16,606,917	5,527,161
Bank loans — secured	151,700	13,000	183,488	107,000	140,550	125,034	199,940	827,945
Other borrowings — unsecured	214,900	49,546	260,123	62,785	259,498	52,113	487,128	—
Other borrowings — secured	—	—	—	—	141,803	—	159,322	—
Corporate bonds — unsecured	—	—	—	—	—	—	1,992,326	—

Company

	30 November 2007	
	Fixed rate	Floating rate
	RMB'000	RMB'000
Bank loans — unsecured	3,217,999	2,184,460
Corporate bonds — unsecured	1,992,326	—

The carrying amounts of the current bank and other borrowings and non-current floating rate bank and other borrowings approximate their fair values.

The carrying amounts and fair values of the Group's non-current fixed rate bank and other borrowings are as follows:

	31 December 2004		31 December 2005		31 December 2006		30 November 2007	
	Carrying amounts	Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Bank loans — unsecured	803,524	757,554	1,764,246	1,677,708	2,200,378	2,109,380	2,630,226	2,499,177
Bank loans — secured	5,200	5,550	23,000	23,161	28,200	29,427	10,800	11,276
Other borrowings — unsecured	—	—	45,223	46,196	3,276	3,297	72,228	72,805
Other borrowings — secured ...	—	—	—	—	93,271	93,877	91,036	93,054
	808,724	763,104	1,832,469	1,747,065	2,325,125	2,235,981	2,804,290	2,676,312

The fair value of the Company's non-current unsecured bank loans at fixed rates with a carrying amount of RMB1,589,875,000 is RMB1,496,859,000 as at 30 November 2007.

The fair values of the Group's and the Company's non-current fixed rate bank and other borrowings have been calculated by discounting the expected future cash flows at the prevailing interest rates as at the respective balance sheet dates.

34. FINANCE LEASE PAYABLES

The Group leases certain of its machinery for its construction operations. These leases are classified as finance leases and have remaining lease terms ranging from two to three years. The Group has the option to purchase the machinery at nominal amounts upon the expiry of the lease terms.

At the balance sheet dates, the Group's total future minimum lease payments under finance leases and their present values are as follows:

Group

	Minimum lease payments		Present value of minimum lease payments	
	31 December 2006	30 November 2007	31 December 2006	30 November 2007
	RMB'000	RMB'000	RMB'000	RMB'000
Amounts payable:				
Within one year	59,610	77,158	48,532	68,286
In the second year	58,403	74,664	50,628	73,442
In the third to fifth years, inclusive	45,088	18,390	42,643	17,594
Total minimum finance lease payments	163,101	170,212	141,803	159,322
Future finance charges	(21,298)	(10,890)		
Total net finance lease payables	141,803	159,322		
Portion classified as current liabilities (note 33)	(48,532)	(68,286)		
Non-current portion (note 33)	93,271	91,036		

The effective interest rates of the finance lease payables range from 7.3% to 12.9% per annum. The carrying amounts of the finance lease payables approximate their fair values.

The net carrying amount of the Group's property, plant and equipment held under finance leases included in the total amount of machinery amounted to RMB145,852,000 and RMB148,551,000 as at 31 December 2006 and 30 November 2007, respectively (note 15).

35. PROVISIONS FOR SUPPLEMENTARY PENSION SUBSIDIES AND EARLY RETIREMENT BENEFITS

The Group paid supplementary pension subsidies (including post-retirement medical benefits) to its employees who retired prior to 1 January 2007. Pursuant to the Restructuring, CRCCG has agreed to assume the liabilities of the supplementary pension subsidies (including post-retirement medical benefits) of the retired employees of the Group from 1 January 2007. Subsequent to 1 January 2007, the Group terminated the supplementary pension subsidies plan (including post-retirement medical benefits) for its employees who retired after 1 January 2007.

The Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-sponsored retirement plans and supplementary pension subsidies described above, details of which are set out in note 9(b) of Section II above. The Group's obligations in respect of the supplementary pension subsidies and early retirement benefits at the balance sheet dates were computed by an independent actuary, Towers, Perrin, Forster & Crosby, Inc., Hong Kong, whose actuaries are members of the Society of Actuaries of the United States of America, using the projected unit credit actuarial cost method.

The components of net benefit expenses recognised in the consolidated income statements and the amounts recognised in the balance sheets are summarised below:

(a) The provision for supplementary pension subsidies and early retirement benefits recognised in the balance sheets are determined as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Present value of defined benefit obligations	11,010,370	11,671,790	11,468,590	7,556,590	43,380
Unrecognised net actuarial gain/(loss)	756,460	(57,070)	(218,340)	304,300	—
Defined benefit liabilities on the balance sheets	11,766,830	11,614,720	11,250,250	7,860,890	43,380
Portion classified as current liabilities	(658,280)	(759,690)	(1,080,490)	(1,077,140)	(6,500)
Non-current portion	11,108,550	10,855,030	10,169,760	6,783,750	36,880

(b) The movements of provisions for supplementary pension subsidies and early retirement benefits recognised in the balance sheets are as follows:

	Group				Company
	Year ended 31 December			Eleven-month period ended 30 November	Eleven-month period ended 30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Net liabilities at beginning of the year/period	11,905,020	11,766,830	11,614,720	11,250,250	—
Injection to the Company upon incorporation	—	—	—	—	43,948
Benefits paid during the year/period	(545,320)	(658,280)	(759,690)	(751,950)	(580)
Distributions to CRCCG pursuant to the Restructuring	—	—	—	(2,880,020)	—
Net expenses recognised in the consolidated income statements (note 9)	407,130	506,170	395,220	242,610	—
Net expenses recognised in the Company's income statement	—	—	—	—	12
Net liabilities at end of the year/period	11,766,830	11,614,720	11,250,250	7,860,890	43,380

(c) The net expenses recognised in the consolidated income statements of the Group are analysed as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Interest cost	407,130	507,350	395,220	242,610
Actuarial gain	—	(1,180)	—	—
Net expense	407,130	506,170	395,220	242,610

(d) The principal actuarial assumptions used for the purpose of the actuarial valuation are as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
Discount rate	4.75%	3.50%	3.25%	4.50%
Medical cost trend rate	8.00%	8.00%	8.00%	8.00%
Early-retirees' salary and supplementary benefits inflation rate	2.50%	2.50%	2.50%	2.50%

The mortality assumption is approximately two years above the average life expectancy of the residents in the PRC.

(e) A one percentage point change in the assumed rate of increase in medical cost would have the following effects:

Group

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Increase in effect on the interest cost	1,020	1,020	1,030	1,020	—
Decrease in effect on the interest cost	(870)	(860)	(870)	(860)	—
Increase in effect on the defined benefit obligations	21,470	29,330	31,760	31,590	100
Decrease in effect on the defined benefit obligations	(18,440)	(24,790)	(26,780)	(26,640)	(90)

36. DEFERRED REVENUE

The Group received government grants from the Ministry of Railways of the PRC for the purpose of providing financial subsidy for the purchase of machinery and equipment in respect of customer-related railway projects, which would be recognised as income on the straight-line basis over the expected useful life of the relevant machinery and equipment of 10 years.

The movements of deferred revenue in relation to government grants as stated under current and non-current liabilities during the Relevant Periods are as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Carrying amount at beginning of the year/period	20,393	18,865	217,228	210,150
Received during the year/period	550	201,482	—	3,000
Released to the consolidated income statements during the year/period (note 6)	(2,078)	(3,119)	(7,078)	(16,514)
Carrying amount at end of the year/period	18,865	217,228	210,150	196,636
Current portion included in other payables and accruals (note 32)	(3,099)	(2,079)	(14,079)	(10,079)
Non-current portion	15,766	215,149	196,071	186,557

37. PROVISIONS

The movements of provisions for pending litigations during the Relevant Periods are as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	6,957	6,957	8,028	11,999
Provision for the year/period	—	1,071	10,698	1,700
Utilised during the year/period	—	—	(6,727)	(5,889)
At end of the year/period	6,957	8,028	11,999	7,810
Portion classified as current liabilities	—	(6,727)	—	(7,810)
Non-current portion	6,957	1,301	11,999	—

The Group has been named in a number of legal proceedings and claims arising from disputes of construction contracts in which the subsidiaries of the Company are defendants. The provisions regarding these proceedings and claims were made at the respective balance sheet dates of the Relevant Periods, based on the best estimates from the Directors and advice from the Company's legal advisor. The maximum claims made by the plaintiffs against the Group at 30 November 2007 was approximately RMB12.2 million.

38. ISSUED SHARE CAPITAL

	30 November 2007	
	Number of shares	Nominal value
		RMB'000
Registered, issued and fully paid		
— State legal person shares of RMB1.00 each	8,000,000,000	8,000,000

The Company was incorporated on 5 November 2007 with an initial registered share capital of RMB8,000 million divided into 8,000 million shares with a par value of RMB1.00 each. 8,000 million state legal person shares with a par value of RMB1.00 each were issued to CRCCG, all of which were credited as fully paid, in consideration for the transfer of the Core Operations, together with certain prepaid land lease payments, to the Company pursuant to the Restructuring as set out in note 1 of Section II above.

39. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the Relevant Periods and the eleven-month period ended 30 November 2006 are presented in the consolidated statements of changes in equity on Section I(c) above.

(b) Company

	Capital reserve	Available-for-sale investment revaluation reserve	Retained profits	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Upon incorporation of the Company (note (i))	1,498,744	—	—	1,498,744
Profit for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 (note 12)	—	—	15,480	15,480
Changes in fair values of available-for-sale investments (note 22)	—	36,309	—	36,309
Deferred tax liabilities arising from changes in fair values of available-for-sale investments	—	(9,077)	—	(9,077)
Special distribution (note (ii))	—	—	(16,420)	(16,420)
At 30 November 2007	1,498,744	27,232	(940)	1,525,036

Notes:

(i) Upon incorporation of the Company on 5 November 2007, 8,000 million shares were issued to CRCCG at RMB1.00 each in return for the net value of the Core Operations. The net value of the Core Operations transferred to the Company upon its incorporation was converted into the Company's registered capital as set out in note 38 of Section II above with the resulting difference dealt with in the capital reserve.

(ii) Pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CRCCG, which represents an amount equal to the net profit of the Company, as determined based on the audited financial statements prepared in accordance with the New PRC GAAP, generated during the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007. The net profit of the Company under New PRC GAAP for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 was approximately RMB16,420,000 which is larger than the amount under IFRS of approximately RMB15,480,000 for the same period and as such, the resultant retained profits of the Company immediately after this special distribution is a negative balance of approximately RMB940,000.

40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(a) Disposal of a subsidiary

On 11 November 2007, the Group entered into a disposal agreement for the disposal of the Group's wholly-owned subsidiary, 中鐵能源投資有限公司 (China Railway Energy Investment Co., Ltd.), to an independent third party for a consideration of RMB435,890,000. The principal

activity of 中鐵能源投資有限公司 is investment holding in an entity engaging in investment and construction of water conservancy and hydropower facilities.

	30 November 2007
	RMB'000
Net assets disposed of:	
Property, plant and equipment (note 15)	429,091
Cash and bank balances	144,306
Prepayments and other receivables	806
Trade payables	(49,639)
Interest-bearing bank and other borrowings	(400,000)
Other payables and accruals	(4,465)
	120,099
Gain on disposal of a subsidiary (note 6)	315,791
	435,890
Satisfied by:	
Cash	261,534
Receivable from an independent third party	174,356
	435,890

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	30 November 2007
	RMB'000
Cash consideration	261,534
Cash and bank balances disposed of	(144,306)
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	117,228

(b) Major non-cash transactions

Major non-cash transactions during the Relevant Periods and the eleven-month period ended 30 November 2006 are set out as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Distributions pursuant to the Restructuring (note 13):					
(i) Property, plant and equipment	—	—	—	—	1,111,263
(ii) Prepaid land lease payments	—	—	—	—	229,087
(iii) Provision for supplementary pension subsidies	—	—	—	—	2,880,020
(iv) Deferred tax assets arising from provision for supplementary pension subsidies	—	—	—	—	846,670
Other distribution (note 13)	—	—	—	—	2,252,651
Deferred tax assets on revaluation surplus arising from the Restructuring (note 23)	—	—	—	—	1,051,303
Capital contribution of prepaid land lease payments (note 16)	—	—	—	—	3,074,967

41. CONTINGENT LIABILITIES

(a) Pursuant to the Restructuring Agreement, except for liabilities constituting or arising out of or relating to the businesses undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CRCCG. CRCCG has also undertaken to indemnify the Company in respect of any loss or damage incurred relating to the Core Operations prior to their transfer by CRCCG to the Company in the Restructuring, any loss or damage suffered or incurred by the Company in relation to the novation of relevant contracts from CRCCG to the Company and as a result of any breach by CRCCG of any provision of the Restructuring Agreement. The Company has also undertaken to indemnify CRCCG in respect of any damage suffered or incurred by CRCCG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) The Group was involved in a number of legal proceedings and claims against it in the ordinary course of business. Provision has been made for the probable losses to the Group on those legal proceedings and claims when the management can reasonably estimate the outcome of the legal

proceedings and claims taking into account the legal advice. No provision has been made for pending legal proceedings and claims when the outcome of the legal proceedings and claims cannot be reasonably estimated or management believes that the probability of loss is remote.

(c) The Group and the Company had issued guarantees to banks in respect of the banking facilities granted to the following parties:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Associates (note (i))	—	100,000	115,000	263,000	—
Jointly-controlled entities	3,040	3,040	5,400	5,400	—
Subsidiaries	—	—	—	—	2,366,463
An investee of the Company (note (ii))	—	—	—	117,600	117,600
An associate of the ultimate holding company (note (iii))	—	—	—	30,000	—
An independent third party	90,000	90,000	90,000	50,000	—
	93,040	193,040	210,400	466,000	2,484,063

Notes:

(i) As at 31 December 2006, the Group's time deposit of RMB20 million was pledged in relation to the corporate guarantees granted by the Group to an associate of RMB19 million (note 30).

(ii) The Company has 16.8% equity interest in this company. Other than that, in the opinion of the Directors, there is no other relationship of this company with the Group and the ultimate holding company.

(iii) Prior to the date of this report, this guarantee has been fully released.

(d) Certain interest-bearing bank and other borrowings of the Company of RMB240 million were guaranteed by the subsidiaries of the Company as at 30 November 2007 (note 33).

42. COMMITMENTS

(a) Operating leases

The Group leases certain buildings under operating lease arrangements, with leases negotiated for terms ranging from one to eight years. The terms of the leases generally require the tenants to pay security deposits.

The Group's future minimum operating lease payments under non-cancelable operating leases as at the respective balance sheet dates are as follows:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Within one year	1,328	10,068	6,107	24,685
In the second to fifth years, inclusive	2,383	4,133	2,461	8,500
Beyond five years	152	22	—	1,808
	3,863	14,223	8,568	34,993

(b) Capital commitments

In addition to the operating lease commitments detailed above, the Group and the Company had the following commitments as at the respective balance sheet dates:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Contracted, but not provided for:					
Property, plant and equipment	276,560	169,284	824,505	1,459,202	480,892
Intangible assets	—	—	1,784,066	1,216,176	—
Available-for-sale investment	—	184,620	117,390	35,040	—
	276,560	353,904	2,725,961	2,710,418	480,892
Authorised, but not contracted for:					
Property, plant and equipment	258	10,387	319,677	—	—
Intangible assets	—	—	2,820	36,353	—
Capital contributions to an associate	—	—	70,000	—	—
	258	10,387	392,497	36,353	—

43. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions related to the Restructuring as detailed in note 1 of Section II above, the Group had the following significant transactions with related parties during the Relevant Periods and the eleven-month period ended 30 November 2006:

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Construction operations income						
Fellow subsidiaries		165,189	765,505	744,201	647,798	786,825
Associates		311,761	374,247	173,467	155,532	107,456
Jointly-controlled entity		—	8,549	22,428	22,428	—
Ultimate holding company		—	24,567	37,643	34,950	84,475
		476,950	1,172,868	977,739	860,708	978,756
Survey, design and consultancy operations income						
Fellow subsidiaries		2,200	12,817	12,153	12,153	—
Ultimate holding company		586	1,150	6,171	3,280	1,365
		2,786	13,967	18,324	15,433	1,365
Interest income						
Fellow subsidiaries		365	456	613	510	—
Associate		35	—	—	—	—
		400	456	613	510	—

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Other income	(i)					
Fellow subsidiaries		605	—	20	—	146
Associates		—	—	240	220	220
Jointly-controlled entities		—	—	455	409	42,277
		605	—	715	629	42,643
Operating expenses	(ii)					
Fellow subsidiaries	(iii)	166,243	329,019	140,542	139,092	27,084
Associates		7,397	17,361	3,365	3,285	55,730
Jointly-controlled entity		—	—	—	—	221,834
		173,640	346,380	143,907	142,377	304,648

Notes:

(i) Other income mainly included management fee income and rental income.

(ii) Operating expenses mainly included management fee expenses, property management fees, sub-contracting costs and printing costs.

(iii) Included in these related party transactions are amounts of approximately RMB56,604,000, RMB201,954,000, RMB104,096,000 and RMB104,096,000 (unaudited) for the three years ended 31 December 2004, 2005 and 2006, and the eleven-month period ended 30 November 2006, respectively, which related to transactions with entities in which the ultimate holding company does not have control subsequent to 31 August 2006. Hence, transactions with the aforesaid fellow subsidiaries will not be disclosed as related party transactions subsequent to 31 August 2006.

(iv) Certain interest-bearing bank and other borrowings of approximately RMB1,428 million, RMB2,994 million and RMB3,561 million were guaranteed by the ultimate holding company as at 31 December 2004, 2005 and 2006, respectively (note 33). At the date of this report, all the corporate guarantees from the ultimate holding company have been released and replaced by corporate guarantees executed by the Company after the incorporation of the Company.

(v) 北京鐵城建設監理有限責任公司, a subsidiary of the Company, obtained corporate guarantees from the ultimate holding company for project bidding purposes with maximum guarantee amounts of RMB15,000,000 and RMB21,370,000 for the periods from 6 September 2005 to 6 September 2006 and from 6 November 2006 to 6 November 2007, respectively. The maximum guarantee amount of RMB21,370,000 was fully released as at 3 September 2007.

(vi) The Group had issued guarantees to banks in respect of the bank loans granted to the following parties:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Associates	—	100,000	115,000 *	263,000
Jointly-controlled entities	3,040	3,040	5,400	5,400
	3,040	103,040	120,400	268,400

* As at 31 December 2006, the Group's time deposit of RMB20 million was pledged in relation to the corporate guarantees granted by the Group to an associate of RMB19 million (note 30).

In the opinion of the Directors, the transactions between the Group and the related parties were based on prices mutually agreed between the parties after taking reference of the market prices.

In the opinion of the Directors, the above related party transactions were conducted in the ordinary course of business and will continue after the listing of the H Shares and A Shares of the Company on The Hong Kong Stock Exchange and The Shanghai Stock Exchange, respectively.

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively "State-owned Enterprises"). During the Relevant Periods and the eleven-month period ended 30 November 2006, the Group had transactions with State-owned Enterprises including, but not limited to, the provision of infrastructure construction services and purchases of services. The Directors consider that the transactions with these State-owned Enterprises are activities in the ordinary course of the Group's business and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and these State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for services and products, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the Directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(b) Outstanding balances with related parties

Details of the outstanding balances with related parties are set out in notes 26, 27, 28, 31 and 32 of Section II above.

(c) Compensation of key management personnel of the Group

Save as disclosed in note 10 of Section II above, no remuneration has been paid or is payable in respect of any of the Relevant Periods referred to in this report by the Company or any of the companies now comprising the Group, to the Directors and Supervisors of the Company.

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	**2005**	**2006**	**2006**	**2007**
	RMB'000	**RMB'000**	**RMB'000**	**RMB'000 (unaudited)**	**RMB'000**
Short term employee benefits	3,012	4,879	5,509	4,083	4,790
Post-employment benefits	437	856	1,128	1,046	899
	3,449	5,735	6,637	5,129	5,689

44. NON-CURRENT ASSET HELD FOR SALE

As at 30 November 2007, the non-current asset held for sale represents the Group's investment in an associate, 內蒙古呼准鐵路有限公司 (Inner Mongolia Huzhun Railways Limited) ("Huzhun Railways"), which is engaged in railway construction and is included in the construction operations segment.

In August 2007, the Group entered into a disposal agreement with an external third party for the disposal of the Group's entire shareholding of 35% in Huzhun Railways. The consideration for the disposal is based on 35% of the valuation amount of the net assets of Huzhun Railways as determined from an independent valuation. As at the date of this report, the independent valuation is still in progress and hence the consideration for the disposal has not been finalised. As the disposal transaction is expected to be completed within the next twelve months, the investment in Huzhun Railways is classified as a non-current asset held for sale in the consolidated balance sheet as at 30 November 2007.

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise interest-bearing bank and other borrowings, cash and cash equivalents and pledged deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are fair value and cash flow interest rate risks, foreign currency risk, credit risk and liquidity risk. Generally, the senior management of the Company meets at least four times a year to analyse and formulate measures to manage the Group's exposure to these risks. In addition, the Board of Directors of the Company holds meetings at least twice per year to analyse and approve the proposals made by the senior management of the Company. Generally, the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Fair value and cash flow interest rate risks

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Having borrowings issued at fixed and floating interest rates, the Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with floating interest rates.

The Group regularly reviews and monitors the mix of fixed and floating interest rate borrowings in order to manage its interest rate risks. Interest-bearing borrowings, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are credited/charged to the income statement as earned/incurred.

Management does not anticipate any significant impact resulting from the changes in interest rates because most of the Group's borrowings as at 30 November 2007 were at fixed interest rates which have no significant impact on cash flow interest rate risk.

If there would be a general increase/decrease in the interest rate of bank and other borrowings with floating interest rates by one percentage point, with all other variables held constant, the consolidated operating results would have been decreased/increased by approximately RMB23 million, RMB38 million, RMB56 million and RMB64 million for the years ended 31 December 2004, 2005 and 2006 and the eleven-month period ended 30 November 2007, respectively, and there is no impact on other components of the consolidated equity, except for retained earnings, of the Group. The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the end of each of the Relevant Periods and had applied the exposure to interest rate risk to those financial instruments in existence at that date. The estimated one percentage point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The sensitivity analysis is performed on the same basis for the entire Relevant Periods.

Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. With the majority of the Group's businesses transacted in RMB, the aforesaid currency is defined as the Group's functional currency. RMB is not freely convertible into foreign currencies and conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.

As a result of its significant business operations in Mainland China, the Group's revenue and expenses are mainly denominated in RMB and over 90% of the financial assets and liabilities are denominated in RMB. The effect of the fluctuations in the exchange rate of RMB against foreign currencies on the Group's results of operations is therefore minimal and the Group has not entered into any hedging transactions in order to reduce the Group's exposure to foreign currency risk in this regard.

Details of the Group's cash and cash equivalents, pledged deposits, and interest-bearing bank and other borrowings at the end of each of the Relevant Periods are disclosed in notes 30 and 33 of Section II above, respectively.

The following table indicates the approximate change in the Group's profit before tax and net equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet dates of the Relevant Periods. The sensitivity analysis includes net investment in its subsidiaries and jointly-controlled entities in Hong Kong, bank deposits in United States dollar, and bank and other borrowings in Euros and United States dollar held by the companies comprising the Group.

Effect on profit before tax

		Year ended 31 December			Eleven-month period ended 30 November
		2004	2005	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000
Increase in US dollar rate	+3%	14,500	40,700	25,500	36,500
Decrease in US dollar rate	−3%	(14,500)	(40,700)	(25,500)	(36,500)
Increase in Euros rate	+5%	(17,400)	(16,600)	(15,800)	(35,500)
Decrease in Euros rate	−5%	17,400	16,600	15,800	35,500

Effect on net equity

		31 December			30 November
		2004	2005	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000
Increase in Hong Kong dollar rate	+3%	(17,400)	(18,600)	(22,500)	(14,800)
Decrease in Hong Kong dollar rate	−3%	17,400	18,600	22,500	14,800

The sensitivity analysis above has been determined assuming that the change in foreign currency rates had occurred at the end of each of the Relevant Periods and had applied the exposure to foreign currency risk to those monetary assets and liabilities and net investment operations in existence at that date. The estimated percentage increase or decrease represents management's assessment of a reasonably possible change in foreign currency rates over the period until the next annual balance sheet date. The sensitivity analysis is performed on the same basis for the entire Relevant Periods.

Credit risk

The carrying amounts of cash and cash equivalents, pledged deposits, trade and bills receivables, other receivables, investments and other financial assets represent the Group's maximum exposure to credit risk in relation to financial assets. Substantially all of the Group's cash and cash equivalents are held in major financial institutions located in the PRC, which management believes are of high credit quality. The Group has policies to control the size of the deposits to be placed with various reputable financial institutions according to their market reputation, operating scale and financial background with a view to limiting the amount of credit exposure to any single financial institution.

The Group trades only with recognised and creditworthy third parties with no requirement for collateral. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

As the Group's major customers are PRC government agencies at the national, provincial and local levels and other state-owned enterprises, the Group believes that they are reliable and of high credit quality and hence, there is no significant credit risk with these customers. As the Group's exposure is spread over a diversified portfolio of customers, there is no significant concentration of credit risk.

Liquidity risk

The Group's objective is to ensure continuity of sufficient funding and flexibility by utilising a variety of bank and other borrowings with debt maturities spreading over a range of periods, thereby ensuring that the Group's outstanding borrowing obligation is not exposed to excessive repayment risk in any one year. Due to the capital intensive nature of the Group's businesses, the Group ensures that it maintains sufficient cash and credit lines to meet its liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain external financing to meet its committed future capital expenditure. With regards to its future capital commitments and other financing requirements, the Company has already obtained banking facilities with several PRC banks of up to an amount of RMB176,500 million as of 30 November 2007, of which an amount of approximately RMB59,100 million has been utilised.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the next twelve months from this report date. Based on this forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of the next twelve months after the date of this report. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

Save as disclosed in note 33 of Section II regarding the contractual maturities of the interest-bearing bank and other borrowings, the Group's policy is to maintain the proportion of its current maturity profile with respect to the total liabilities at the end of each of the Relevant Periods between 10% and 13% (31 December 2004: 10.1%; 31 December 2005: 10.1%; 31 December 2006: 10.4%; 30 November 2007: 13.2%) and to

maintain its non-current maturity profile at less than 5% of the amounts of total liabilities at the end of each of the Relevant Periods (31 December 2004: 1.5%; 31 December 2005: 3.1%; 31 December 2006: 3.9%; 30 November 2007: 4.2%).

Capital management

The Group's objectives when managing capital are to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to provide an adequate return to shareholders by pricing services and products commensurately with the level of risk.

The Group sets the amount of capital in proportion to risk. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debts.

The Group monitors capital using a gearing ratio which is net debt divided by total equity. Net debt comprises all interest-bearing bank and other borrowings less cash and cash equivalents and pledged deposits. Total equity comprises owner's equity and minority interests stated in the consolidated balance sheets.

At the end of each of the Relevant Periods, the Group's strategy was to maintain the gearing ratio at a healthy capital level in order to support its businesses. The principal strategies adopted by the Group include, without limitation, reviewing future cash flow requirements and the ability to meet debt repayment schedules when they fall due, maintaining a reasonable level of available banking facilities and adjusting investment plans and financing plans, if necessary, to ensure the Group has a reasonable level of capital to support its business. The gearing ratios at the end of each of the Relevant Periods were as follows:

	31 December			30 November
	2004	**2005**	**2006**	**2007**
	RMB'000	**RMB'000**	**RMB'000**	**RMB'000**
Total interest-bearing bank and other borrowings (note 33)	9,012,248	12,875,714	17,240,396	25,800,739
Less: Cash and cash equivalents (note 30)	(13,600,610)	(16,699,423)	(20,960,846)	(25,769,393)
Less: Pledged deposits (note 30)	(368,971)	(471,499)	(808,265)	(977,362)
Net debt	(4,957,333)	(4,295,208)	(4,528,715)	(946,016)
Total equity	2,222,989	2,602,552	3,687,769	4,934,976
Gearing ratio	(223%)	(165%)	(123%)	(19%)

The fluctuation of the gearing ratio from 31 December 2004 to 30 November 2007 is partly due to the increase in total equity from RMB2,223 million at 31 December 2004 to RMB4,935 million at 30 November 2007 and partly due to the significant cash outflow from investing activities of RMB9,733 million in the eleven-month period ended 30 November 2007 as compared to RMB4,809 million for the year ended 31 December 2006.

III. EVENTS AFTER THE BALANCE SHEET DATE

(a) In connection with the Restructuring and subsequent to 30 November 2007, the Company and CRCCG entered into certain supplemental agreements as supplemented to the agreements dated

5 November 2007 regarding related party transactions, details of which are set out in the section headed "Connected Transactions" in the Prospectus.

(b) On 23 January 2008, certain workers hired by a subcontractor of a subsidiary of the Company entered the Jiaoji Railway Line (which has operational speed of up to 200 km/h) before scheduled maintenance hours, resulting in a major railway accident involving 9 injuries and 18 fatalities. The accident is still under investigation by the relevant authorities as at the date of this report.

(c) The Company obtained a written approval document from the China Securities Regulatory Committee (the "CSRC") dated 24 January 2008 for the issuance of not more than 1,961.9 million H Shares (including overallotment option of H Shares of 255.9 million) of RMB1.00 each. In addition, according to the aforesaid approval document, the CSRC also approved the conversion of 196.19 million state legal person shares of the Company currently held by CRCCG into H Shares and transferred to National Council for Social Security Fund of the PRC upon completion of the issuance of H Shares.

(d) The Company obtained a written approval document from the CSRC dated 13 February 2008 for the issuance of not more than 2,800 million A Shares of RMB1.00 each on The Shanghai Stock Exchange.

(e) Save as aforesaid, no other significant events took place subsequent to 30 November 2007.

IV. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Group and the Company in respect of any period subsequent to 30 November 2007. Save as disclosed in this report, no dividend has been declared, made or paid by the Company or any of the companies now comprising the Group in respect of any period subsequent to 30 November 2007.

Yours faithfully,

Ernst & Young
Certified Public Accountants
Hong Kong

The information set forth in this appendix does not form part of the Accountants' Report prepared by the reporting accountants of our Company, Ernst & Young, Certified Public Accountants, Hong Kong, as set forth in Appendix I to this Prospectus.

For illustrative purposes only, the unaudited pro forma financial information prepared in accordance with Rule 4.29 of the Listing Rules is set out herein to provide prospective investors with further information about (i) how the proposed listing might have affected the consolidated net tangible assets of the Group after completion of the Global Offering; and (ii) how the proposed listing might have affected the estimated earnings per share of our Company for the year ended 31 December 2007 as if the Global Offering had taken place on 1 January 2007.

The accompanying unaudited pro forma financial information of our Company is based on currently available information along with a number of assumptions, estimates and uncertainties. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma financial information of our Company does not purport to predict our Company's future financial position.

Although reasonable care has been exercised in preparing the said information, prospective investors who read the information should bear in mind that these figures are inherently subject to adjustments and may not give a true picture of our Company's financial position following the completion of the Global Offering.

(A) UNAUDITED PRO FORMA ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

The following unaudited pro forma adjusted consolidated net tangible assets of our Company have been prepared based on the audited consolidated net tangible assets of our Company attributable to the equity holder of the Company as at 30 November 2007 as extracted from the Accountants' Report, the text of which is set out in Appendix I to this Prospectus, and is adjusted as described below.

The unaudited pro forma adjusted consolidated net tangible assets of our Company have been prepared for illustrative purposes only and, because of their nature, they may not give a true picture of the financial position of our Company.

The following unaudited pro forma adjusted consolidated net tangible assets of our Company have been prepared to show the effect on the consolidated net tangible assets of our Company as at 30 November 2007 as if the Global Offering had occurred on 30 November 2007.

	Consolidated net tangible assets attributable to equity holder of the Company as at 30 November 2007	Estimated net proceeds receivable by the Company from the Global Offering	Unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to equity holder of the Company	Unaudited pro forma adjusted consolidated net tangible assets per share	
	RMB'000 (note 1)	RMB'000 (note 2)	RMB'000	RMB (note 3)	HK$ (note 5)
Based on the offer price of HK$9.93 per Share (low-end)	3,715,961	14,887,291	18,603,252	1.92	2.09
Based on the offer price of HK$10.70 per Share (high-end) ..	3,715,961	15,989,467	19,705,428	2.03	2.22

Notes:

(1) The consolidated net tangible assets attributable to equity holder of the Company as at 30 November 2007, was determined as follows:

	RMB'000
Audited consolidated net assets of the Group as set out in Appendix I	4,934,976
Less: Minority interests	208,408
Consolidated net assets attributable to equity holder of the Company	4,726,568
Less: Intangible assets	1,010,607
Consolidated net tangible assets attributable to equity holder of the Company	3,715,961

(2) The estimated net proceeds from the Global Offering are based on the offer price of HK$9.93 per share and HK$10.70 per share after deduction of the underwriting fees and other related expenses payable by the Company, and do not take into account of any shares which may be issued upon the exercise of the Over-allotment Option. The estimated net proceeds from the Global Offering are converted at the PBOC Rate from Hong Kong dollars into Renminbi at an exchange rate of HK$1 to RMB0.91631 prevailing on 22 February 2008.

(3) The unaudited pro forma adjusted consolidated net tangible assets per share is determined after the adjustments as described in note 2 above and on the basis that 9,706,000,000 shares (being the number of shares expected to be in issue immediately after completion of the Global Offering, without taking into account of any shares which may be issued upon A Share Offering and any shares which may be issued upon the exercise of the Over-allotment Option) are issued and outstanding during the entire year. If the Over-allotment Option is exercised in full, the adjusted net tangible asset per Share will increase. Had effect been given to the A Share Offering in this calculation, the unaudited proforma adjusted consolidated net tangible assets per Share would have been RMB3.11 or HK$3.39 based on the offer price of HK$9.93 per H Share and RMB8.00 per A Share and RMB3.41 or HK$3.72 based on the offer price of HK$10.70 per H Share and RMB9.08 per A Share. This calculation is based on the assumption that 2,450,000,000 new A Shares were issued in the A Share Offering and the resulting net proceeds (after deduction of estimated related fees and expenses payable by the Company) of RMB19.2 billion (based on offer price of RMB8.00 per A Share) and RMB21.7 billion (based on offer price of RMB9.08 per A Share) from the A Share Offering.

(4) Details of the valuations of our Company's properties as at 31 December 2007 are set out in "Appendix IV — Property Valuation" in this Prospectus. The revaluation surplus or deficit of properties included in buildings held for own use, assets under construction, land use rights, properties under development and completed properties held for sale will not be incorporated in our Company's financial statements for the year ended 31 December 2007. If such revaluation surplus is incorporated in our Company's financial statements for the year ended 31 December 2007 , the annual depreciation charges would increase by approximately RMB105.2 million.

(5) The translation of Renminbi into Hong Kong dollars has been made at the rate of RMB0.91631 to HK$1.00, the PBOC rate prevailing on 22 February 2008. No representation is made that the Hong Kong dollar amounts have been, could have been or could be converted to Renminbi, or vice versa, at that rate or at any other rates or at all.

(B) UNAUDITED PRO FORMA ESTIMATED EARNINGS PER SHARE FOR THE YEAR ENDED 31 DECEMBER 2007

The following unaudited pro forma estimated earnings per share for the year ended 31 December 2007 have been prepared in accordance with Rule 4.29 of the Listing Rules on the basis set out in the notes below for the purpose of illustrating the effect of the Global Offering, as if it had taken place on 1 January 2007. The unaudited pro forma estimated earnings per share has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of the financial results of the Group following the Global Offering.

	Estimate for the year ended 31 December 2007
Estimated consolidated net profit attributable to equity holders of the Company (Note 1)	not less than RMB2,262 million
Unaudited pro forma estimated earnings per Share (Note 2)	RMB0.233 (HK$0.254)

Notes:

(1) The estimated consolidated net profit attributable to equity holders of the Company for the year ended 31 December 2007 is extracted from the profit estimate as set out in "Financial Information — Profit Estimate". The bases on which the above profit estimate for the year ended 31 December 2007 has been prepared are summarised in "Appendix III — Profit Estimate".

(2) The unaudited pro forma estimated earnings per Share is calculated by dividing the estimated consolidated net profit attributable to equity holders of the Company for the year ended 31 December 2007 by 9,706,000,000 shares assumed to be issued and outstanding during the entire year ended 31 December 2007, adjusted, as if the Global Offering had occurred on 1 January 2007, but without taking into account any share which may be issued upon exercise of the Over-allotment Option and any shares which may be issued upon A Share Offering.

(3) Estimated consolidated net profit attributable to equity holders of the Company for the year ended 31 December 2007 and unaudited pro forma estimated earnings per Share are converted into Hong Kong dollars at the PBOC Rate of HK$1.00 to RMB0.91631 prevailing on 22 February 2008.

(C) COMFORT LETTER ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the text of a report received from the reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong in respect of the unaudited pro forma financial information.

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong

29 February 2008

The Directors
China Railway Construction Corporation Limited
CITIC Securities Corporate Finance (HK) Limited
Citigroup Global Markets Asia Limited
Macquarie Securities Limited

Dear Sirs,

We report on the unaudited pro forma adjusted consolidated net tangible assets of the Group and unaudited pro forma estimated earnings per share (the "Unaudited Pro Forma Financial Information") of China Railway Construction Corporation Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out in Parts (A) and (B) of Appendix II to the Prospectus dated 29 February 2008 (the "Prospectus") in connection with the global offering ("Global Offering") of 1,706,000,000 Shares of RMB1.0 each in the capital of the Company and listing on The Stock Exchange of Hong Kong Limited, which has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the Global Offering might have affected the relevant financial information of the Group presented therein.

Respective Responsibilities of the Directors and Reporting Accountants

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion solely to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments, and discussing

the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with the auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and, accordingly, should not be relied upon as if it has been carried out in accordance with those standards.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Directors and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Group as at 30 November 2007 or any future dates; or
- the estimated earnings per share of the Group for the year ended 31 December 2007 or any future periods.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

Our estimated consolidated profit attributable to equity holders of the Company for the year ended 31 December 2007 is set out in the section headed "Financial Information — Profit Estimate for the Year Ended 31 December 2007" in this Prospectus.

(A) BASES

The Directors have prepared the estimate of the consolidated profit attributable to equity holder of the Company for the year ended 31 December 2007 based on the audited consolidated results of the Group for the eleven-month period ended 30 November 2007 and an estimate of the consolidated results of our Company for the one-month period ended 31 December 2007. The estimate has been prepared on the basis of the accounting policies consistent in all material respects with those currently adopted by our Company as summarised in "Appendix I — Accountants' Report" to this Prospectus.

(B) LETTER FROM THE REPORTING ACCOUNTANTS

Set out below is the text of a letters received from the reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong, and the Sponsors in connection with the profit estimate of the Group for the year ended 31 December 2007 and prepared for the purpose of inclusion in this Prospectus.

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong

29 February 2008

The Directors
China Railway Construction Corporation Limited
CITIC Securities Corporate Finance (HK) Limited
Citigroup Global Markets Asia Limited
Macquarie Securities Limited

Dear Sirs,

We have reviewed the calculations of and accounting policies adopted in arriving at the estimate of the consolidated profit attributable to equity holders of China Railway Construction Corporation Limited (the "Company") in respect of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 31 December 2007 (the "Profit Estimate") as set out in the subsection headed "Profit Estimate for the Year Ended 31 December 2007" under the section headed "Financial Information" in the Prospectus of the Company dated 29 February 2008 (the "Prospectus"), for which you as directors of the Company (the "Directors") are solely responsible.

The Profit Estimate has been prepared by the Directors based on the audited consolidated results of the Group for the eleven-month period ended 30 November 2007 and an estimate of the consolidated results of the Group for the remaining one-month period ended 31 December 2007.

In our opinion, the Profit Estimate, so far as the calculations and accounting policies are concerned, has been properly compiled in accordance with the bases adopted by the Directors as set out in Part (A) of Appendix III to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies currently adopted by the Group as set out in our accountants' report dated 29 February 2008, the text of which is set out in Appendix I to the Prospectus.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

(C) LETTER FROM THE JOINT SPONSORS

Set out below is the text of a letter, prepared for inclusion in this Prospectus, we have received from the Joint Sponsors in connection with the estimate of our consolidated profit attributable to equity holders of the Company for the year ended 31 December 2007.







Citigroup Global Markets Asia Limited
50/F, Citibank Tower
3 Garden Road, Central
Hong Kong

CITIC Securities Corporate Finance (HK) Ltd.
26/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Macquarie Securities Limited
19/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

29 February 2008

The Directors
China Railway Construction Corporation Limited

Dear Sirs,

We refer to the estimate of the consolidated profit attributable to equity holders of China Railway Construction Corporation Limited (the "Company") in respect of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007 (the "Profit Estimate") as set out in the subsection headed "Profit Estimate for the Year Ended 31 December 2007" in the Prospectus of the Company dated 29 February 2008.

The Profit Estimate, for which you as the directors of the Company (the "Directors") are solely responsible, has been prepared by them based on the audited consolidated results of the Group for the eleven-month period ended 30 November 2007 and an estimate of the consolidated results of the Group for the remaining one-month period ended 31 December 2007.

We have discussed with you the bases upon which the Profit Estimate has been made. We have also considered, and relied upon, the letter dated 29 February 2008 addressed to you and us from Ernst & Young regarding the accounting policies and calculations upon which the Profit Estimate has been based.

On the basis of the information comprising the Profit Estimate and on the basis of the accounting policies and calculations adopted by you and reviewed by Ernst & Young, we are of the opinion that the Profit Estimate, for which you as the Directors are solely responsible, has been made after due and careful enquiry and consideration.

Yours faithfully,

For and on behalf of
Citigroup Global Markets Asia Limited
Jing Zhao
Managing Director

For and on behalf of
CITIC Securities Corporate Finance (HK) Limited
Thomas Chiu
Director
Freda Wong
Director

For and on behalf of
Macquarie Securities Limited
Ronald Tham
Senior Managing Director
William Je
Managing Director

The following is the text of a letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this Prospectus received from Sallmanns (Far East) Limited, an independent valuer, in connection with its valuation as at 31 December 2007 of the property interests of the Group. As described in "Appendix X — Documents Delivered to the Registrar of Companies and Available for Inspection — Documents available for inspection", a copy of the full valuation report will be made available for public inspection.



Sallmanns



Corporate valuation and consultancy
www.sallmanns.com

22/F Siu On Centre
188 Lockhart Road
Wan Chai
Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

29 February 2008

The Board of Directors
China Railway Construction Corporation Limited
East, No. 40 Fuxing Road
Haidian District
Beijing
The People's Republic of China

Dear Sirs,

In accordance with your instructions to value the properties in which China Railway Construction Corporation Limited (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") have interests in the People's Republic of China (the "PRC"), Hong Kong, Macau and overseas countries, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital values of the property interests as at 31 December 2007 (the "date of valuation").

In valuing the property interests in Group I which are held by the Group, we have categorized the property interests of the Group into various sub-groups according to the business nature of the Group (namely construction business, survey, design & consultancy business, manufacturing business and other business) and the Company's directly controlled subsidiaries. The remaining properties are classified according to the nature or location of the properties of the Group. The property interests of each sub-group are occupied by a directly controlled subsidiary and its subsidiaries in the PRC, Hong Kong, Macau and overseas countries.

Our valuations of the property interests represent the market value which we would define as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion".

Land

The concept of freehold and leasehold land does not exist in China. Private land ownership in China was abolished in the collectivization movement during the 1950's. Since then, the only form of ownership in land has been "socialist public ownership" of which there are two generic types: state-owned and collectively

owned. Land was "allocated" free of charge by the state to the designated users (commonly state-owned enterprises) for an indefinite period ("allocated land"). The users in return could not in any way transfer the land to other parties. Normally, when dealing with the valuation of such land, we will deem it to have "no commercial value".

In January 1995, the "PRC, Administration of Urban Real Property Law" came into effect, reinforcing previous legislation and establishing land as a commodity. By possessing "land use rights", users, including state-owned enterprises, could assign, lease or mortgage land. Normally, to obtain such land use rights, a premium has to be paid whereupon the allocated land could be reclassified as "granted" land. The land is granted by the State and the premium is based upon the standard land prices (which are periodically reviewed) set by the Land Administration Bureau. Such land can be valued by reference to the standard land prices in each locality and prices paid in the market for it.

In occasional cases on a discretionary basis, allocated land held by certain state-owned enterprises can be injected by the State to those enterprises as capital investment for incorporation into a joint stock company in return for shares. We have defined such land as "State-capital-injection land" (作價出資). After the injection, the land use rights of the State-capital-injection land of specified tenure terms will be held by the joint stock company and a new relevant Land Use Rights Certificate will be issued to the joint stock company. The joint stock company may transfer, lease and mortgage the land use rights in accordance with the relevant land regulations and laws of the PRC in relation to granted land use rights.

We have valued the property interests in portions of Group I, Group II and Group III which are held by the Group for owner occupation and for sale respectively, using the direct comparison approach assuming sale of the property interests in their existing state with the benefit of immediate vacant possession and by making reference to comparable sale transactions that are available in the relevant market.

Where, due to the nature of the buildings and structures of the properties in the PRC, there are no market sales comparables readily available, portions of property interests in Group I have been valued on the basis of their depreciated replacement cost.

Depreciated replacement cost is defined as "the current cost of replacement (reproduction) of a property less deductions for physical deterioration and all relevant forms of obsolescence and optimization." It is based on an estimate of the market value for the existing use of the land, plus the current cost of replacement (reproduction) of the improvements, less deduction for physical deterioration and all relevant forms of obsolescence and optimization. The depreciated replacement costs of the property interests are subject to adequate potential profitability of the concerned business.

In valuing the property interests in Group IV which are currently under construction, we have assumed that they will be developed and completed in accordance with the Group's latest development proposal provided to us. In arriving at our opinion of value, we have also taken into consideration of the development costs already spent and to be spent which have been provided by the Group, to reflect the quality of the completed development. The "Capital value of the property as if the property is completed at the date of valuation" represents our opinion of the aggregate selling prices of the development assuming that it would have been completed at the date of valuation.

In relation to the property interests in Group V, which are held by the Group for future development in the PRC, we have also valued each of these property interests using the direct comparison approach assuming sale of each of these property interests in their existing state with the benefit of vacant possession and by making reference to comparable sales transactions that are available in the relevant market.

For the purpose of our valuation, the property interests held by the Group for future development are those that the Construction Works Commencement Permit(s) has (have) not been issued even though the State-owned Land Use Rights certificates have been obtained.

The property interests in Group VI, which are property interests to be acquired by the Group in the PRC, relate to those properties that the Group has entered into agreements with the relevant owner of the properties or government authorities, while the Group has not yet obtained the State-owned Land Use Rights Certificates and/or the payment of the land premium has not yet been fully settled as at the date of valuation. We have attributed no commercial value to these property interests.

We have attributed no commercial value to the property interests in Group VII and Group VIII which are leased by the Group in PRC, Hong Kong, Macau and overseas countries, due to the short-term nature of the leaser the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rent.

Our valuations have been made on the assumption that the seller sells the property interests in the market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the values of the property interests.

No allowance has been made in our report for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their values.

In valuing the property interests, we have complied with all requirements contained in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, except for those in respect of which exemptions and waivers have been applied for and granted in respect of Rules 5.01, 5.06(1), (2), (3) and (4), 19A.27(4) paragraph 5.2 (a) of Practice Note 12, and section 38, section 342A and paragraph 34(2), 34(3) of the Third Schedule of Companies Ordinance; the RICS Valuation Standards (6th Edition) published by the Royal Institution of Chartered Surveyors; and the HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Surveyors.

As the Group is in compliance with paragraph 3(b) of Practice Note 16 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and section 6 of Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, the full details of the individual leased properties under operating lease have been excluded from the valuation certificates in our valuation report to this prospectus, of which a summary is included in the Summary of Values and the certificate for leased properties.

According to the aforesaid waivers and exemptions, we have summarized and disclosed the property interests in Group I, Group II, Group VII and Group VIII. For other property interests in Group III, Group IV, Group V and Group VI, each property interest in the valuation report has been disclosed in full according to the relevant rules.

We have relied to a very considerable extent on the information given by the Group and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, particulars of occupancy, lettings, and all other relevant matters.

We have been shown copies of various title documents including State-owned Land Use Rights Certificates ("LURCs"), Building Ownership Certificates ("BOCs"), Real Estate Title Certificates ("RETCs") and official plans relating to the property interests and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing titles to the property interests in the PRC and any material encumbrances that might be attached to the property interests or any lease amendments. We have relied considerably on the advice given by the Company's PRC legal advisers — Beijing Deheng Law Office, concerning the validity of the Group's titles to the property interests in the PRC.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out investigation to determine the suitability of the ground conditions and services for any development thereon. Our valuation has been prepared on the assumption that these aspects are satisfactory and that no unexpected cost and delay will be incurred during construction. Moreover, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought confirmation from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary figures stated in this report are in Renminbi (RMB). Where necessary, the exchange rates adopted in our valuations are approximately HK$1 = RMB0.9326, USD$1 = ZL2.88, USD$1 = Naira129, USD$1 = PULA6.15, USD$1 = Djibouti Franc178.16, EURO$1 = RMB10.6669 and USD$1 = RMB7.3046, being the prevailing exchange rates as at the date of valuation.

Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
Sallmanns (Far East) Limited
Paul L. Brown
B.Sc. FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has 25 years' experience in the valuation of properties in the PRC, extensive property valuation experience in Hong Kong and the United Kingdom and relevant valuation experience in the Asia-pacific region and certain European and African countries.

Group I — Property interests held and occupied by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
Properties held by the Group's construction business			
1.	Various properties held by the Group's construction business located in the PRC	8,498,302,000	8,498,302,000
Properties held by the Group's survey, design & consultancy business			
2.	Various properties held by the Group's survey, design & consultant business located in the PRC	587,837,000	587,837,000
Properties held by the Group's manufacturing business			
3.	Various properties held by the Group's manufacturing business located in the PRC	140,572,000	140,572,000
Properties held by the Group's other business			
4.	Various properties held by the Group's other business located in the PRC	282,305,000	282,305,000
Sub-total:		**9,509,016,000**	**9,509,016,000**

Group II — Property interests held and occupied by the Group in Hong Kong, Macau and overseas countries

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
5.	Various Properties held by the Group in Hong Kong	73,692,000	73,692,000
6.	Various Properties held by the Group in Macau	309,125,000	309,125,000
7.	Various properties held by the Group in Poland, Botswana, Germany, Djibouti, Nigeria	219,853,000	219,853,000
Sub-total:		**602,670,000**	**602,670,000**

Group III — Property interests held for sale by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
8.	11 commercial units of Yingtai Jiayuan No.165 Liugong Island Road Huangdao District Qingdao City Shandong Province The PRC	30,576,000	30,576,000
9.	A residential unit on Level 5 of Wanjia Xinyuan No.11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	430,000	430,000
10.	25 residential units of Hua Fa Mansion No.25 Datong Road Haikou City Hainan Province The PRC	38,005,000	38,005,000
11.	5 residential units of Jingbo Yuan located at Zhujiang Industry Zone Jiaji Town Qionghai City Hainan Province The PRC	849,000	849,000
12.	9 residential units of East Laodong Community located at the eastern side of Zhanqian Street Tiefeng District Qiqihar City Heilongjiang Province The PRC	1,873,000	1,873,000
13.	121 residential units of Dongtai Community located at the western side of Zhanqian Street Tiefeng District Qiqihar City Heilongjiang Province The PRC	22,736,000	22,736,000
14.	17 residential units and 27 commercial units of Tianfang Baihua Yuan No.1943-4 Hubin West Road Huangshi City Hubei Province The PRC	49,603,000	31,746,000

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
15.	10 office units and 119 car parking spaces of Jiahui International Center No.6 and 14 Jiqing Li Chaoyang District Beijing The PRC	194,252,000	155,402,000
16	Room 102 on Level 1 Jingjiang Yayuan No.104 Zhenli Street Tianjin The PRC	3,745,000	3,371,000
17.	134 residential units and 183 car parking spaces of Tiantian Garden No.130 Shuangxi Cheng North Road Changshun County Fujian Province The PRC	32,348,000	32,348,000
Sub-total:		**374,417,000**	**317,336,000**

Group IV — Property interests held under development by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
18.	Linrui Commerce Square located at the eastern side of Qingdao Road Jiaonan City Shandong Province The PRC	124,925,000	124,925,000
19.	Portion of Wanjia Xinyuan No.11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	14,617,000	14,617,000
20.	Jingbo Yayuan located at Commercial and Residential Zone Jiaji Town Qionghai City Hainan Province The PRC	42,517,000	42,517,000

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
21.	Shanyu City located at E'xiu Group Kaifu District Changsha City Hunan Province The PRC	294,255,000	150,070,000
22.	Xipai International Falt located at the southeast of Guanyuan Bridge Xicheng District Beijing The PRC	1,816,312,000	1,271,418,000
23.	Fortune Gangwan No. 398 Jiahe Road Huli District Xiamen City Fujian Province The PRC	499,565,000	499,565,000
24.	Haiwan Huating located at Xinglin East Road Jimei District Xiamen City Fujian Province The PRC	68,048,000	68,048,000
Sub-total:		**2,860,239,000**	**2,171,160,000**

Group V — Property interests held for future development by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
25.	A parcel of land located at Xinglong Er Village Sixteen Li Town Shizhong District Jinan City Shandong Province The PRC	89,648,000	89,648,000
26.	A parcel of land located at the northern side of Liugong Island Road Huangdao District Qingdao City Shandong Province The PRC	19,092,000	19,092,000

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
27.	A parcel of land located at Industry Zone Jiaji Town Qionghai City Hainan Province The PRC	38,480,000	38,480,000
28.	6 parcels of land located at Century Avenue Chayuan New City District, Chongqing City The PRC	244,971,000	228,143,000
29.	A parcel of land located at the western side of No. J14 Road and the northern side of No. 4 Road New City District, Xuzhou City Jiangsu Province The PRC	454,320,000	454,320,000
30.	3 parcels of land located at E'xiu Group Kaifu District Changsha City Hunan Province The PRC	289,522,000	147,656,000
Sub-total:		**1,136,033,000**	**977,339,000**

Group VI — Property interests to be acquired by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
31.	A parcel of land located at the eastern side of Qingdao South Road and southern side of Tiange Zhuang Village Laixi City Shandong Province The PRC	No commercial value	No commercial value
32.	Portion of a parcel of land in Wanjia Xinyuan No.11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	No commercial value	No commercial value

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
33.	A parcel of land located at Taici Bridge Qingshan Road Nanming District Guiyang City Guizhou Province The PRC	No commercial value	No commercial value
34.	A parcel of land located at the western side of No. J14 Road and the northern side of No. 4 Road New City District, Xuzhou City Jiangsu Province The PRC	No commercial value	No commercial value
35.	A parcel of land located at Hubin Avenue Huangshi City Hubei Province The PRC	No commercial value	No commercial value
36.	A parcel of land located at the eastern side of Renzhuang Road and the northern side of Fuxing Road Beishi District Baoding City Hebei Province The PRC	No commercial value	No commercial value
Sub-total:		**Nil**	**Nil**

Group VII — Property interests rented and occupied by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007
		RMB
37.	172 leased properties located in the PRC	No commercial value
Sub-total:		**Nil**

Group VIII — Property interests rented and occupied by the Group in Hong Kong, Macau and overseas countries

No.	Property	Capital value in existing state as at 31 December 2007
		RMB
38.	Room 217, KCRC Hung Hom Building, KCR Hung Hom Station, Kowloon, Hong Kong	No commercial value
39.	3 residential units located in Macau	No commercial value
40.	18 leased properties located in Japan, Nepal, UAE, Saudi Arabia, Libya, Madagascar, and Afghanistan	No commercial value
Sub-total:		**Nil**

	Capital value in existing state as at 31 December 2007	Capital value in existing state as at 31 December 2007
Grand Total:	**14,482,375,000**	**13,577,521,000**

VALUATION CERTIFICATE

Group I — Property interests held and occupied by the Group in the PRC

Properties held by the Group's construction contractor business

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
1.	Various properties held by the Group's construction contractor business in the PRC	The properties comprise 2,905 buildings or units and various structures mainly completed in various stages between 1950s and 2006.	The properties are currently occupied by the Group for production, office and other ancillary facilities purposes.	8,498,302,000 Interest attributable to the Group: RMB8,498,302,000

The properties have a total gross floor area of approximately 2,652,436.79 sq.m. Details of uses and gross floor areas of the properties are listed as follows:

Usage	No. of Item	Area (sq.m.)
Office	847	1,204,758.36
Production	669	466,820.57
Ancillary	676	316,974.94
Others	713	663,882.92
Total:	**2,905**	**2,652,436.79**

The properties comprise 758 parcels of land with a total site area of approximately 15,013,371.91 sq.m. for various terms for industrial, office, commercial, residential, composite and education uses.

The properties also comprise 14 buildings and various structures which are still under construction as at the date of valuation (the "CIP buildings").The construction is scheduled to be completed in various stages between December 2007 and December 2008. The total planned gross floor area of the CIP buildings upon completion will be approximately 62,566 sq.m. The total construction cost is estimated to be approximately RMB254,599,499, of which approximately RMB197,866,397 has been paid up to the date of valuation.

Notes:

1. The properties are held and occupied by the following directly controlled subsidiaries and their subsidiaries of the Company:

Co. Name	Interest attributable to the Group
China Civil Engineering Construction Corporation	100%
China Railway 11th Bureau Group Co., Ltd.	100%
China Railway 12th Bureau Group Co., Ltd.	100%
China Railway 13th Bureau Group Co., Ltd.	100%
China Railway 14th Bureau Group Co., Ltd.	100%
China Railway 15th Bureau Group Co., Ltd.	100%
China Railway 16th Bureau Group Co., Ltd.	100%
China Railway 17th Bureau Group Co., Ltd.	100%
China Railway 18th Bureau Group Co., Ltd.	100%
China Railway 19th Bureau Group Co., Ltd.	100%
China Railway 20th Bureau Group Co., Ltd.	100%
China Railway 21st Bureau Group Co., Ltd.	100%
China Railway 22nd Bureau Group Co., Ltd.	100%
China Railway 23rd Bureau Group Co., Ltd.	100%
China Railway 24th Bureau Group Co., Ltd.	100%
China Railway 25th Bureau Group Co., Ltd.	100%
China Railway Construction Group Ltd.	100%
China Railway Electrification Bureau (Group) Co.,Ltd.	100%

2. Among the 758 parcels of land, 275 parcels of land with a total site area of approximately 3,295,524.73 sq.m. are granted land with LURCs; 326 parcels of land with a total site area of approximately 9,390,840.15 sq.m. are allocated land with LURCs, the land use rights of which are proposed to be injected into the Company as injected capital in reorganization ("State-capital-injection Land"); 108 parcels of land with a total site area of approximately 1,732,150.07 sq.m. are State-capital-injection land; 44 parcels of land with a total site area of approximately 493,268.56 are contracted to be granted to the Group; 5 parcels of land with a total site area of approximately 101,588.4 sq.m. are leased land with LURCs from the state.

   Save for above land, 36 parcels of land with a total site area of approximately 192,060.3 sq.m. are occupied by the Group, which are owned by China Railway Construction Corporation ("CRCCG"), the controlled shareholder of the Company.

3. Among the 2,905 buildings or units, 1,822 buildings or units with a total gross floor area of approximately 1,952,542.95 sq.m have been obtained valid BOCs or RECTs, 310 buildings or units with a total gross floor area of approximately 254,759.72 sq.m. which BOCs or RETCs pending the change of registered name into the Group; for the remaining 773 buildings or units with a total gross floor area of approximately 445,134.11 sq.m., we have not been provided with any proper title certificates.

4. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) the land use rights of the granted land are legally owned by the Group and the Group has the rights to occupy, use, transfer, lease, mortgage or otherwise dispose of the land use rights of the granted land in accordance with the valid terms stipulated in LURCs and the PRC laws and without paying any extra payments to the relevant authorities;

   b) the land use rights of the State-capital-injection land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations;

   c) for the allocated land, the land use rights of these land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations without additionally paying any land premium after obtaining the approvals of Ministry of Land and Resource and the state-capital-injection land use rights certificates. There is no material impediment to obtain these land use rights certificates for the Group;

   d) for the land of which are contracted to be granted, there will be no impediment to obtain the LURCs for the Group after paying land premium under the grant contracts; and the Group has the legal rights to use these land under the PRC laws and regulations;

   e) for the 5 parcels of leased land, the Group has the legal rights to use the land under the land lease agreements;

   f) for the 36 parcels of land with a total site area of approximately 192,060.3 held by the CRCCG which are currently occupied by the Group, CRCCG has undertaken to apply for valid LURCs of the 36 parcels of land under its name within 12 months since the incorporation of the Company, so as to ensure the Group's legal use of such land and the buildings erected thereon; after obtaining the valid LURCs, CRCCG will transfer the land use rights of 36 parcels of land to the Group. If not, the Group has the rights to sell the buildings erected on these land; in addition, CRCCG has also undertaken to resolve the replaceable place for selling these buildings and to indemnify against any costs expenses, claims and losses arising from above mentioned situation. There would be no material adverse effects on the normal operation of the Group

and the Group has the legal rights to use these buildings and only to sell, mortgage and otherwise dispose of these buildings after CRCCG obtaining valid LURCs or paying off land premium.

g) for the buildings or units with BOCs or RETCs, the Group has the rights to transfer, lease, mortgage or otherwise dispose of the buildings or units under the PRC laws without paying any extra costs and expenses to relevant authorities; and for the buildings or units without BOCs or RETCs, CRCCG has undertaken to apply for these title certificates and to indemnify the Group against any losses and claims arising from the aforesaid application procedures within a year since the incorporation of the Company; and

h) the land use rights of 7 parcels of land with a total site area of approximately 214,475.3 sq.m and 13 buildings thereon with a total gross floor area of approximately 27,594.28 sq.m. are subject to various mortgages in favour of 4 different banks respectively; and the remaining properties with relevant title certificates are not subject to any mortgage or any other encumbrances.

5. In valuing the properties, we have attributed no commercial value to various buildings or units without valid BOCs or RETCs, as well as buildings with BOCs erected on the leased land and 44 parcels of land which are contracted to be granted to the Group and 36 parcels of land owned by CRCCG. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) or units as at the date of valuation would be RMB1,768,532,000 assuming all relevant title certificates had been obtained and they can be freely transferred.

VALUATION CERTIFICATE

Properties held by the Group's survey, design & consultancy business

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
2.	Various properties held by the Group's survey, design & consultancy business located in the PRC	The properties comprise 250 buildings or units and various structures mainly completed in various stages between 1953 and 2005. The properties have a total gross floor area of approximately 329,844.12 sq.m. Details of uses and gross floor areas of the properties are listed as follows: Usage / No. of Item / Area (sq.m.) Office 82 222,769.03 Ancillary 14 16,755.98 Others 154 90,319.11 Total: 250 329,844.12 The properties comprise 46 parcels of land with a total site area of approximately 389,104.06 sq.m. for various terms for science research, office, education, residential, composite, public facility and industrial uses. The properties also comprise 2 buildings which are still under construction as at the date of valuation (the "CIP buildings").The construction is scheduled to be completed in October 2008. The total gross floor area of the CIP buildings upon completion will be approximately 69,800 sq.m. The total construction cost is estimated to be approximately RMB349,119,524, of which approximately RMB48,001,549.47 has been paid up to the date of valuation.	The properties are currently occupied by the Group for office and other ancillary facilities purposes.	587,837,000 Interest attributable to the Group: RMB587,837,000

Notes:

1. The properties are held and occupied by the following directly controlled subsidiaries and their subsidiaries of the Company:

Co. Name	Interest attributable to the Group
China Railway First Survey and Design Institute Group Co., Ltd.	100%
China Railway Fourth Survey and Design Institute Group Co., Ltd.	100%
China Railway Fifth Survey and Design Institute Group Co., Ltd.	100%
China Railway Shanghai Design Institute Group Co., Ltd.	100%

2. Among the 46 parcels of land, 21 parcels of land with a total site area of approximately 145,764.39 sq.m. are granted land with LURCs; 19 parcels of land with a total site area of approximately 165,142.97 sq.m. are allocated land with LURCs, the land use rights of which are proposed to be injected into the Company as injected capital in reorganization ("State-capital-injection Land"), 3 parcels of land with a total site area of approximately 26,938.67 sq.m. are state-capital-injection land; 3 parcels of land with a total site area of approximately 51,258.03 sq.m. are contracted to be granted to the Group.

   Save for above land, 5 parcels of land with a total site area of approximately 47,292.98 sq.m. are occupied by the Group, which are owned by the China Railway Construction Corporation ("CRCCG"), the controlled shareholder of the Company.

3. Among the 250 buildings or units, 109 buildings or units with a total gross floor area of approximately 103,856.73 sq.m. have been obtained valid BOCs or RECTs, 130 buildings or units with a total gross floor area of approximately 216,506.12 sq.m. which BOCs or RETCs pending the change of registered name into the Group; for the remaining 11 buildings or units with a total gross floor area of approximately 9,481.27 sq.m., we have not been provided with any proper title certificates.

4. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) the land use rights of the granted land are legally owned by the Group and the Group has the rights to occupy, use, transfer, lease, mortgage or otherwise dispose of the land use rights of the granted land in accordance with the valid terms stipulated in the LURCs and the PRC laws and without paying any extra payments to the relevant authorities;

   b) the land use rights of the State-capital-injection land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations;

   c) for the allocated land, the land use rights of these land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations without additionally paying any land premium after obtaining the approvals of Ministry of Land and Resource and the state-capital-injection land use rights certificates. There is no material impediment to obtain these land use rights certificates for the Group;

   d) for the land of which are contracted to be granted, there will be no impediment to obtain the LURCs for the Group after paying land premium under the grant contracts; and the Group has the legal rights to use these land under the PRC laws and regulations;

   e) for the 5 parcels of land with a total site area of approximately 47,292.98 sq.m. held by the CRCCG which are currently occupied by the Group, CRCCG has undertaken to apply for valid LURCs of the 5 parcels of land under its name within 12 months since the incorporation of the Company, so as to ensure the Group's legal use of such land and the buildings erected thereon; after obtaining the valid LURCs, CRCCG will transfer the land use rights of 5 parcels of land to the Group. If not, the Group has the rights to sell the buildings erected on these land; in addition, CRCCG has also undertaken to resolve the replaceable place for selling these buildings and to indemnify against any costs expenses, claims and losses arising from above mentioned situation. There would be no material adverse effects on the normal operation of the Group and the Group has the legal rights to use these buildings and only to sell, mortgage and otherwise dispose of these buildings after obtaining valid LURCs or paying off land premium; and

   f) for the buildings with BOCs or RETCs, the Group has the rights to transfer, lease, mortgage and otherwise dispose of the buildings under the PRC's laws without paying any extra costs and expenses to relevant authorities; and for the buildings without BOCs or RETCs, CRCCG has undertaken to be responsible for any costs, expenses, or claims caused by applying for the BOCs or RETCs, and to indemnify the Group against any loses and claims arising from the aforesaid application procedures within a year since the incorporation of the Company.

5. In valuing the properties, we have attributed no commercial value to various buildings or units without valid BOCs or RECTs as well as buildings with BOCs erected on 3 parcels of land which are contracted to be granted to the Group and 5 parcels of land owned by CRCCG. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) or units as at the date of valuation would be RMB529,161,000 assuming all relevant title certificates had been obtained and they can be freely transferred.

VALUATION CERTIFICATE

Properties held by the Group's industrial manufacturing business

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
3.	Various properties held by the Group's industrial manufacturing business located in the PRC	The properties comprise 53 buildings or units and various structures mainly completed in various stages between 1961 and 2003. The properties have a total gross floor area of approximately 54,839.54 sq.m. Details of uses and gross floor areas of the properties are listed as follows:	The properties are currently occupied by the Group for office and other ancillary produce purposes.	140,572,000 Interest attributable to the Group: RMB140,572,000

Usage	No. of Item	Area (sq.m.)
Office	5	2,744.12
Production	44	51,045.4
Ancillary	4	1,050.02
Total:	53	**54,839.54**

The properties comprise 5 parcels of land with a total site area of approximately 239,476.25 sq.m. for various terms for industrial use.

Notes:

1. The properties are held and occupied by the Kunming China Railway Large Road Maintenance Machinery Co., Ltd., a wholly-owned subsidiary of the Company.

2. Among the 5 parcels of land, 3 parcels of land with a total site area of approximately 57,790.10 sq.m. are granted land with LURCs; 2 parcels of land with a total site area of approximately 181,686.15 sq.m. are allocated land, the land use rights of which are proposed to be injected into the Company as injected capital in reorganization.

3. Among the 53 buildings or units, 32 buildings or units with a total gross floor area of approximately 38,570.75 sq.m. have been obtained valid BOCs or RECTs, 3 buildings or units with a total gross floor area of approximately 262.62 sq.m. which BOCs or RETCs pending the change of registered name into the Group; for the remaining 18 buildings or units with a total gross floor area of approximately 16,006.17 sq.m., we have not been provided with any title certificates.

4. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) the land use rights of the granted land are legally owned by the Group and the Group has the rights to occupy, use, transfer, lease, mortgage or otherwise dispose of the land use rights of the granted land in accordance with the valid terms stipulated in the LURCs and the PRC laws and without paying any extra payments to the relevant authorities;

   b) for the allocated land, the land use rights of these land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations without additionally paying any land premium after obtaining the approvals of Ministry of Land and Resource and the state-capital-injection land use rights certificates. There is no material impediment to obtain these land use rights certificates for the Group; and

   c) for the buildings with BOCs or RETCs, the Group has the rights to transfer, lease, mortgage and otherwise dispose of the buildings under the PRC laws without paying any extra costs and expenses to relevant authorities; and for the buildings without BOCs or RETCs, CRCCG has undertaken to be responsible for any costs, expense, or claims caused by applying for the BOCs or RETCs, and to indemnify the Group against any loses and claims arising from the aforesaid application procedures within a year since the incorporation of the Company.

5. In valuing the properties, we have attributed no commercial value to various buildings or units without valid BOCs or RETCs. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) or units as at the date of valuation would be RMB18,740,000 assuming all relevant title certificates had been obtained and they can be freely transferred.

VALUATION CERTIFICATE

Property held by the Group's other business

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
4.	Various properties held by the Group's other business located in the PRC	The properties comprise 114 buildings or units and various structures mainly completed in various stages between 1940s and 2006. The properties have a total gross floor area of approximately 122,949.45 sq.m. Details of uses and gross floor areas of the properties are listed as follows: Usage / No. of Item / Area (sq.m.) Office 43 43,075.17 Ancillary 54 53,536.61 Others 17 26,337.67 **Total: 114 122,949.45** The properties comprise 32 parcels of land with a total site area of approximately 257,898.18 sq.m. for various terms for industrial, residential, office, composite and commercial uses. The properties also comprise 2 buildings which are still under construction as at the date of valuation (the "CIP buildings"). The construction is scheduled to be completed in August 2008. The total gross floor area of the CIP buildings upon completion will be approximately 4,165 sq.m. The total construction cost is estimated to be approximately RMB6,707,286, of which approximately RMB6,043,356 has been paid up to the date of valuation.	The properties are currently occupied by the Group for office, storage and other ancillary facilities purposes.	282,305,000 Interest attributable to the Group: RMB282,305,000

Notes:

1. The properties are held and occupied by China Railway Goods and Materials Co., Ltd., a wholly-owned subsidiary of the Company.

2. Among the 32 parcels of land, 18 parcels of land with a total site area of approximately 21,055.28 sq.m. are granted land with LURCs; 2 parcels of land with a total site area of approximately 113,593.29 sq.m. are allocated land, the land use rights of which are proposed to be injected into the Company as injected capital in reorganization ("State-capital-injection Land"); 6 parcels of land with a total site area of approximately 97,733.72 sq.m. are state-capital-injection land; 6 parcels of land with a total site area of approximately 25,515.89 sq.m. are contracted to be granted to the Group.

   Save for above land, 2 parcels of land with a total site area of approximately 5,376.63 sq.m are occupied by the Group, which are owned by China Railway Construction Corporation ("CRCCG"), the controlled shareholder of the Company.

3. Among the 114 buildings or units, 81 buildings or units with a total gross floor area of approximately 87,304.91 sq.m. have been obtained valid BOCs or RECTs, 13 buildings or units with a total gross floor area of approximately 27,538.8 sq.m. which BOCs or

RETCs pending the change of registered name into the Group; for the remaining 20 buildings or units with a total gross floor area of approximately 8,105.74 sq.m., we have not been provided with any title certificates;

4. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) the land use rights of the granted land are legally owned by the Group and the Group has the rights to occupy, use, transfer, lease, mortgage or otherwise dispose of the land use rights of the granted land in accordance with the valid terms stipulated in the LURCs and the PRC laws and without paying any extra payments to the relevant authorities;

   b) the land use rights of the State-capital-injection land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations;

   c) for the allocated land, the land use rights of these land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations without additionally paying any land premium after obtaining the approvals of Ministry of Land and Resource and the state-capital-injection land use rights certificates. There is no material impediment to obtain these land use rights certificates for the Group;

   d) for the land of which are contracted to be granted, there will be no impediment to obtain the LURCs for the Group after paying land premium under the grant contracts; and the Group has the legal rights to use these land under the PRC laws and regulations;

   e) for the 2 parcels of land with a total site area of approximately 5,376.63 sq.m. held by the CRCCG which are currently occupied by the Group, CRCCG has undertaken to apply for valid LURCs of the 2 parcels of land under its name within 12 months since the incorporation of the Company, so as to ensure the Group's legal use of such land and the buildings erected thereon; after obtaining the valid LURCs, CRCCG will transfer the land use rights of 2 parcels of the land to the Group. If not, the Group has the rights to sell the buildings erected on these land; in addition, CRCCG has also undertaken to resolve the replaceable place for selling these buildings and to indemnify against any costs expenses, claims and losses arising from above mentioned situation. There would be no material adverse effects on the normal operation of the Group and the Group has the legal rights to use these buildings and only to sell, mortgage and otherwise dispose of these buildings after CRCCG obtaining valid LURCs or paying off land premium;

   f) for the buildings with BOCs or RECTs, the Group has the rights to transfer, lease, mortgage and otherwise dispose of the buildings under the PRC' laws without paying any extra costs and expenses to relevant authorities; and for the buildings without BOCs or RECTs, CRCCG has undertaken to be responsible for any costs, expenses, or claims caused by applying for the BOCs or RECTS, and to indemnify the Group against any loses and claims arising from the aforesaid application procedures within a year since the incorporation of the company; and

   g) the land use rights of a parcel of land with a site area of approximately 23,296.01 sq.m and 14 buildings thereon with a total gross floor area of approximately 11,761.62 sq.m, are subject to various mortgages in favour of a bank respectively; and the remaining properties with relevant title certificates are not subject to any mortgage or any other encumbrances.

5. In valuing the properties, we have attributed no commercial value to various buildings or units without valid BOCs or RETCs as well as buildings with BOCs erected on 6 parcels of land which are contracted to be granted to the Group and 2 parcels of land owned by CRCCG. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) or units as at the date of valuation would be RMB52,747,000 assuming all relevant title certificates had been obtained and they can be freely transferred.

VALUATION CERTIFICATE

GROUP II — PROPERTY INTERESTS HELD AND OCCUPIED BY THE GROUP IN HONG KONG, MACAU AND OVERSEAS COUNTRIES

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
5.	Various Properties held by the Group in Hong Kong	The properties comprise a whole floor, a flat roof and planter located at different levels in an office building, 2 residential units, and a car parking space mainly completed between 1979 and 1994. The properties have a total gross floor area of approximately 1,159.62 sq.m. Details of uses and gross floor areas of the properties are listed as follows: **Usage** — **Gross Floor Area (sq.m.)** Office — 1,074.34 Residential — 85.28 **Total** — **1,159.62**	The properties are currently occupied by the Group for office, residential and car parking purposes.	73,692,000 Interest attributable to the Group: RMB73,692,000

Notes:

1. China Civil Engineering Construction Corporation is a wholly-owned subsidiary of the Company.
2. The registered owners of the properties are the subsidiaries of China Civil Engineering Construction Corporation.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
6.	Various Properties held by the Group in Macau	The properties comprises 81 office units and 7 residential units and 81 car parking spaces mainly completed between 1988 and 1992. The properties have a total gross floor area of approximately 8,994.06 sq.m. Details of uses and gross floor areas of the properties are listed as follows:	The properties are currently occupied by the Group for office, residential and car parking purposes except for 48 office units with a total gross floor area 5,001.96 sq.m. which are subject to 3 tenancy agreements as stated in note 3 and 4.	309,125,000 Interest attributable to the Group: RMB309,125,000

Usage	Gross Floor Area (sq.m.)
Office	8,359.91
Residential	634.15
Total	**8,994.06**

Notes:

1. China Civil Engineering Construction Corporation is a wholly-owned subsidiary of the Company.

2. The registered owners of the properties are the subsidiaries of China Civil Engineering Construction Corporation.

3. According to a Tenancy Agreement dated 7 August 2006, 16 office units with a total gross floor area of approximately 1,667.32 sq.m. are leased to Wynn Resort (Macau) Holding Limited for a term of 2 years expiring on 31 August 2008 at an monthly rental of HK$214,333.68.

4. According to 2 Tenancy Agreements dated 16 January 2006 and 30 October 2007 respectively, 32 office units with a total gross floor area of approximately 3,334.64 sq.m. are leased to Macau Trade and Investment Promotion Institute for various terms with the expiry date on 31 December 2007 at a total monthly rental of MOP356,368.2.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
7.	Various properties held by the Group in Poland, Botswana, Germany, Djibouti, Nigeria	The properties comprise 8 parcels of land with a total site area of approximately 52,901.35 sq.m. and 16 various buildings completed in various stages between 1993 and 2001. The buildings have a total gross floor area of approximately 11,922.9 sq.m. The buildings mainly include office buildings, dormitory buildings and workshops, etc.	The properties are currently occupied by the Group for office, production and ancillary facilities purposes.	219,853,000 Interest attributable to the Group RMB219,853,000:

Notes:

1. The exchange rates adopted in our valuation for the properties in USD$1 = ZL2.88, USD$1 = Naira129, USD$1 = PULA6.15, USD$1 = Djibouti Franc178.16, EURO$1 = RMB10.6669 and USD$1 = RMB7.3046, which were approximately the prevailing exchange rates as at the date of valuation.

VALUATION CERTIFICATE

Group III — Property interests held for sale by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
8.	11 commercial units of Yingtai Jiayuan No. 165 Liugong Island Road Huangdao District Qingdao City Shandong Province The PRC	The property comprises 11 unsold commercial units completed in 2004. The property has a total saleable gross floor area of approximately 4,161 sq.m. The property is held under the land use rights for a term expiring on 18 October 2045 for residential use.	As at the date of valuation, the property was vacant.	30,576,000 Interest attributable to the Group: RMB30,576,000

Notes:

1. Pursuant to 3 State-owned Land Use Rights Certificates — Huang Guo Yong (2005) Di No. 60, Huang Guo Yong (2004) No. 194, Qing Fang Di Quan Shi Zi Di No. 20077976, the land use rights of 3 parcels of land with a total site area of approximately 73,962 sq.m. were granted to the Group expiring on 18 October 2045 for residential use.

2. Pursuant to a Real Estate Pre-sale Permit — Qing Huang (Kai) Fang Zhu Zi Di No. 00614, the property has been approved to be pre-sold by the relevant local authorities.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Yingtai Jiayuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
9.	A residential unit on Level 5 of Wanjia Xinyuan No. 11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	The property comprises an unsold residential unit within Wanjia Xinyuan completed in 2007. The property has a saleable gross floor area of approximately 148.33 sq.m. Wanjia Xinyuan is a residential estate which also includes the unsold portion, the portion under construction (property no.19) and the portion to be acquired (property no.32). The property is held under the land use rights for a term of 70 years expiring on 4 November 2073 for residential use.	As at the date of valuation, the property was vacant.	430,000 Interest attributable to the Group: RMB430,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 56,832.59 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB21,545,809. The land also includes the portions of properties nos. 19 and 32.

2. Pursuant to a State-owned Land Use Rights Certificate — Liu Guo Yong (2006) Di No. 116385, the land use rights of a parcel of land with a site area of approximately 27,636.2 sq.m. were granted to the Group for a term of 70 years expiring on 4 November 2073 for residential use. The land also includes the portion of property no. 19.

3. Pursuant to a Real Estate Pre-sale Permit — Shou Fang Liu Zi Di (2006) No. 101, the property has been approved to be pre-sold by the relevant local authorities.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Wanjia Xinyuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
10.	25 residential units of Hua Fa Mansion No. 25 Datong Road Haikou City Hainan Province The PRC	The property comprises 25 unsold residential units within Huafa Mansion completed in 2002. The property has a total saleable gross floor area of approximately 12,611.17 sq.m. The property is held under the land use rights for a term of 55 years expiring on 18 October 2058 for residential use.	As at the date of valuation, the property was vacant.	38,005,000 Interest attributable to the Group: RMB38,005,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Hai Kou Guo Yong (2003 Chu) Di No. 006447, the land use rights of a parcel of land with a site area of approximately 2,218 sq.m. were granted to the Group for a term of 55 years expiring on 18 October 2058 for residential use.

2. Pursuant to 33 Building Ownership Certificates — Hai Kou Shi Fang Quan Zheng Hai Fang Zi Di Nos. HK078918, HK078920, HK078922, HK078924, HK078925, HK078928 to HK078933, HK078935, HK078954, HK079035, HK079038, HK079042, HK079044, HK079046, HK079047, HK079049, HK079051 to HK079053, HK079297, and HK079334 to HK079343, the Group has obtained the building ownership rights for the property with a total gross floor area of approximately 12,611.17 sq.m.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Hua Fa Mansion in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
11.	5 residential units of Jingbo Yuan located at Zhujiang Industry Zone Jiaji Town Qionghai City Hainan Province The PRC	The property comprises 5 unsold residential units completed in 2007. The property has a total saleable gross floor area of approximately 461.45 sq.m. The property is held under the land use rights for a term of 70 years expiring on 22 March 2073 for residential use.	As at the date of valuation, the property was vacant.	849,000 Interest attributable to the Group: RMB849,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Hai Guo Yong(2006) Di No. 0952, the land use rights of a parcel of land with a site area of approximately 2,571.1 sq.m. were granted to the Group for a term of 70 years expiring on 22 March 2073 for residential use.

2. Pursuant to 3 Real Estate Pre-sale Permits — 2007 Hai Fang Yu Zi Nos. 45 to 47, the property has been approved to be pre-sold by the relevant local authorities.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Jingbo Yuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
12.	9 residential units of East Laodong Community located at the eastern side of Zhanqian Street Tiefeng District Qiqihar City Heilongjiang Province The PRC	The property comprises 9 unsold residential units within East Laodong Community completed in 2005. The property has a total saleable gross floor area of approximately 556.88 sq.m. The property is held under the land use rights for a term of 50 years expiring on 7 October 2054 for residential use.	As at the date of valuation, the property was vacant.	1,873,000 Interest attributable to the Group: RMB1,873,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land, on the property is located with a site area of approximately 9,094.1 sq.m. were contracted to be granted to the Group for a term of 50 years for residential use at consideration of RMB6,330,560.

2. Pursuant to a State-owned Land Use Rights Certificate — Qi Tu Ji Guo Yong (2005) No. 0100490, the land use rights of a parcel of land with a site area of approximately 9,094.1 sq.m. were granted to the Group for a term of 50 years expiring on 7 October 2054 for residential use.

3. Pursuant to 4 Real Estate Pre-sale Permits — Qi Jian Fang Yu Shou Zheng Di Nos. 2005066 to 2005069, the property has been approved to be pre-sold by the relevant local authorities.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of East Laodong Community in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
13.	121 residential units of Dongtai Community located at the western side of Zhanqian Street Tiefeng District Qiqihar City Heilongjiang Province The PRC	The property comprises 121 unsold residential units within Dongtai Community completed in 2007. The property has a total saleable gross floor area of approximately 8,813.15 sq.m. The property is held under the land use rights for a term of 70 years expiring on 15 January 2077 for residential use.	As at the date of valuation, the property was vacant.	22,736,000 Interest attributable to the Group: RMB22,736,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land, on the property is located with a site area of approximately 8,074 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB8,678,880.

2. Pursuant to a State-owned Land Use Rights Certificate — Qi Tu Ji Guo Yong (2007) Di No. 0100216, the land use rights of a parcel of land with a site area of approximately 8,074 sq.m. were granted to the Group for a term of 70 years expiring on 15 January 2077 for residential use.

3. Pursuant to 3 Real Estate Pre-sale Permits — Qi Jian Fang Yu Shou Zheng Di Nos. 2007078, 2007079 and 2007080, the property has been approved to be pre-sold by the relevant local authorities.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Dongtai Community in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
14.	17 residential units and 27 commercial units of Tianfang Baihua Yuan No. 1943-4 Hubin West Road Huangshi City Hubei Province The PRC	The property comprises 17 unsold residential units and 27 commercial units within Tianfang Baihua Yuan completed in 2006. The property has a total saleable gross floor area of approximately 8,864.61 sq.m. The property is held under the land use rights for terms of 70 years expiring on 2 September 2069 and 1 January 2075 for residential use and 40 years expiring on 2 September 2039 for commercial use.	As at the date of valuation, the property was vacant.	49,603,000 Interest attributable to the Group: RMB31,746,000

Notes:

1. Pursuant to 2 State-owned Land Use Rights Certificates — Huang Shi Guo Yong (2007) Di No. 2155, the land use rights of a parcel of land with a site area of approximately 29,117.18 sq.m. were granted to the Group for terms of 70 years expiring on 2 September 2069 for residential use and 40 years expiring on 2 September 2039 for commercial use, and Huang Guo Yong (2005) Di No. 0362, the land use rights of a parcel of land with a site area of approximately 22,598.87 sq.m. were granted to the Group for a term of 70 years expiring on 1 January 2075 for residential use.
2. Pursuant to a Real Estate Pre-sale Permit — Huang Fang Shou Zi (2005) No. 0010, the property has been approved to be pre-sold by the relevant local authorities.
3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights relating to the property;
   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;
   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Tianfang Baihua Yuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and
   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
15.	10 office units and 119 car parking spaces of Jiahui International Center No.6 and 14 Jiqing Li Chaoyang District Beijing The PRC	The property comprises 10 unsold office units and 119 car parking spaces completed in 2005. The property has a total saleable gross floor area of approximately 11,384.08 sq.m. The property is held under the land use rights for terms of 40 years expiring on 11 July 2042 for ancillary and carparking uses, 50 years expiring on 11 July 2052 for office use and 70 years expiring on 11 July 2072 for residential use.	As at the date of valuation, the property was vacant.	194,252,000 Interest attributable to the Group: RMB155,402,000

Notes:

1. Pursuant to 2 State-owned Land Use Rights Certificates — Jing Chao Guo Yong (2002 Chu) Zi Di No. 0319, the land use rights of a parcel of land with a site area of approximately 5,857.52 sq.m. were granted to the Group for terms of 40 years expiring on 11 July 2042 for ancillary and carparking uses, 50 years expiring on 11 July 2052 for office use and 70 years expiring on 11 July 2072 for residential uses, the land use rights of the remaining parcel of land with a site area of approximately 3,168.71 sq.m. were granted to the Group for a term of 50 years expiring on 5 May 2053 for office use.

2. Pursuant to 4 Building Ownership Certificates — Jing Fang Quan Zheng Chao Qi 06 Zi Di No. 001667, Jing Fang Quan Zheng Chao Qi 05 Zi Di No. 001086, Jing Fang Quan Zheng Chao Qi 06 Zi Di No. 001668, and Jing Fang Quan Zheng Chao Qi 06 Zi Di No. 001768, the Group has obtained the building ownership rights for the property with a total gross floor area of approximately 11,384.08 sq.m.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Jiahui International Center in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
16.	Room 102 on Level 1 Jingjiang Yayuan No. 104 Zhenli Street Tianjin City The PRC	The property comprises an unsold commercial unit completed in 2005. The property has a saleable gross floor area of approximately 332.85 sq.m. The property is held under the land use rights for a term of 70 years expiring on 11 May 2074 for residential use.	As at the date of valuation, the property was vacant.	3,745,000 Interest attributable to the Group: RMB3,371,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel land, on the property is located with a site area of approximately 22,893.2 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB1,915,200.

2. Pursuant to a State-owned Land Use Rights Certificate — Bei Dan Guo Yong (2006) Di No. 016, the land use rights of a parcel of land with a site area of approximately 22,893.2 sq.m. were granted to the Group for a term of 70 years expiring on 11 May 2074 for residential use.

3. Pursuant to a Building Ownership Certificate — Fang Quan Zheng Jin Fang Zi Di 000010928, the Group has obtained the building ownership rights for the property with a gross floor area of approximately 332.85 sq.m.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Jingjiang Yayuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
17.	134 residential units and 183 car parking spaces of Tiantian Garden No. 130 Shuangxi Cheng North Road Changshun County Fujian Province The PRC	The property comprises 134 unsold residential units and 183 car parking spaces within Tiantian Garden completed in 2007. The property has a total saleable gross floor area of approximately 22,680 sq.m. The land use rights of the property were granted for a term of 70 years expiring on 31 December 2075 for residential use.	As at the date of valuation, the property was vacant.	32,348,000 Interest attributable to the Group: RMB32,348,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 13,333.33 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB12,190,000.
2. Pursuant to a State-owned Land Use Rights Certificate — Shun Guo Yong (2007) Di No. 1-10677, the land use rights of a parcel of land with a site area of approximately 13,333.33 sq.m. were granted to the Group for a term of 70 years expiring on 31 December 2075 for residential use.
3. Pursuant to a Real Estate Pre-sale Permit — Shun Fang Yu Shou Zheng Di No. 2007-9, the property has been approved to be pre-sold by the relevant local authorities.
4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights relating to the property;
   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;
   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Tiantian Garden in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and
   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

Group IV — Property interests held under development by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
18.	Linrui Commerce Square located at the eastern side of Qingdao Road Jiaonan City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 9,237 sq.m. on which are being constructed 2 buildings together with ancillary facilities. As advised by the Group, the development is scheduled to be completed in June 2008. The total planned gross floor area upon completion will be approximately 43,247.29 sq.m., the details of which are shown as follows: Usage — Area (sq.m.) Residential — 13,269.30 Retail — 2,948.66 Office — 20,784.27 Car parking — 6,245.06 Total: — 43,247.29 The estimated development cost to completion for the property is about RMB116,662,500, of which about RMB105,685,309 was incurred up to the date of valuation. The land use rights of the property were granted for a term of 50 years expiring on 11 December 2042 for commercial and office uses. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB189,901,000.	As at the date of valuation, the property was under construction.	124,925,000 Interest attributable to the Group: RMB124,925,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Nan Guo Yong (2007) Zi Di No. 7637, the land use rights of the property with a site area of approximately 9,237 sq.m. were granted to the Group for a term of 50 years expiring on 11 December 2042 for commercial and office uses.
2. Pursuant to a Construction Work Planning Permit — No. 2006 - 034, 2 buildings of the property with a total gross floor area of approximately 43,247.29 sq.m. have been approved for construction.
3. Pursuant to a Construction Works Commencement Permit — No. 370284200607130101, permissions by the relevant local authorities have been given to commence the construction of the property.
4. Pursuant to a Real Estate Pre-sale Permit — Nan Fang Zhu Zi Di No. 000595, the property has been approved to be pre-sold by the relevant local authorities.
5. As advised by the Group, 137 units of the property with a total gross floor area of approximately 9,898.49 sq.m. have been contracted to be sold to various parties with a total consideration of RMB51,417,021, and we have included this portion of the property in our valuation report.

6. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land;

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid; and

   c) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
19.	Portion of Wanjia Xinyuan No. 11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	The property comprises portion of a parcel of land with an apportioned site area of approximately 5,200 sq.m. on which are being constructed 2 buildings together with ancillary facilities. Wanjia Xinyuan is a residential estate which also includes the unsold portion (property no.9), the portion under construction and the portion for future development (property no.32). As advised by the Group, the development is scheduled to be completed in February 2008. The total planned gross floor area upon completion will be approximately 6,136.51 sq.m. for residential use. The estimated development cost to completion for the property is about RMB7,983,151, of which about RMB5,836,409 was incurred up to the date of valuation. The land use rights of the property were granted for a term of 70 years expiring on 4 November 2073 for residential use. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB18,609,000.	As at the date of valuation, the property was under construction.	14,617,000 Interest attributable to the Group: RMB14,617,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 56,832.59 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB21,545,809. The land also includes the portions of property nos. 9 and 32.

2. Pursuant to a State-owned Land Use Rights Certificate — Liu Guo Yong (2006) Di No. 116385, the land use rights of a parcel of land, with a site area of approximately 27,636.2 sq.m. were granted to the Group for a term of 70 years expiring on 4 November 2073 for residential use. The land also includes a portion of property no. 9.

3. Pursuant to a Construction Work Planning Permit — No. 2006 - 0363, 2 buildings with a total gross floor area of approximately 6,387.8 sq.m. have been approved for construction.

4. Pursuant to 2 Construction Works Commencement Permits — Nos. 450202200702150401 and 450202200702150501, permissions by the relevant local authorities have been given to commence the construction the property.

5. Pursuant to 2 Real Estate Pre-sale Permits — Shou Fang Liu Zi Di (2007) Nos. 076 and 077, the property has been approved to be pre-sold by the relevant local authorities.

6. As advised by the Group, 40 units of the property with a total gross floor area of approximately 3,489.02 sq.m. have been contracted to be sold to various parties with a total consideration of RMB10,119,000, and we have included this portion of the property in our valuation report.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land;

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid; and

   c) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
20.	Jingbo Yayuan located at Commercial and Residential Zone Jiaji Town Qionghai City Hainan Province The PRC	The property comprises 2 parcels of land with a total site area of approximately 42,834.8 sq.m. on which are being constructed 14 buildings together with ancillary facilities. Jingbo Yayuan is a residential estate which also includes the portion under construction and the portion for future development (property no.27). As advised by the Group, the development is scheduled to be completed in November 2008. The total planned gross floor area upon completion will be approximately 54,640 sq.m. for residential use. The estimated development cost to completion for the property is about RMB35,365,015, of which about RMB15,126,381 was incurred up to the date of valuation. The land use rights of the property were granted for a term of 70 years expiring on 20 March 2073 for residential use. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB61,634,000.	As at the date of valuation, the property was under construction.	42,517,000 Interest attributable to the Group: RMB42,517,000

Notes:

1. Pursuant to 2 State-owned Land Use Rights Certificates — Hai Guo Yong (2005) Di No. 0953 and Hai Guo Yong (2006) Di No. 0504, the land use rights of the property with a total site area of approximately 42,834.8 sq.m. were granted to the Group for a term of 70 years expiring on 20 March 2073 for residential use.

2. Pursuant to a Construction Work Planning Permit — No. (2006) 260, 11 buildings with a total gross floor area of approximately 35,810.14 sq.m. have been approved for construction.

3. Pursuant to 2 Construction Works Commencement Permits — No. (2007) 037 and No. (2007)264, permissions by the relevant local authorities have been given to commence the construction of the property.

4. Pursuant to 9 Real Estate Pre-sale Permits — No. 2007 Hai Fang Yu Zi Nos. 51 to 56 and 58 to 60, the property has been approved to be pre-sold by the relevant local authorities.

5. As advised by the Group, 59 units of the property with a total gross floor area of approximately 26,610.48 sq.m. have been contracted to be sold to various parties with a total consideration of RMB44,959,137, and we have included this portion of the property in our valuation.

6. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land;

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid; and

   c) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
21.	Shanyu City located at E'xiu Group Kaifu District Changsha City Hunan Province The PRC	The property comprises a parcel of land with a site area of approximately 134,576.84 sq.m. on which are being constructed 36 buildings together with ancillary facilities. Shanyu City is a residential estate which also includes the portion under construction and the portion for future development (property no.30). As advised by the Group, the development is scheduled to be completed in November 2008. The total planned gross floor area upon completion will be approximately 255,093.77 sq.m., the details of which are shown as follows:	As at the date of valuation, the property was under construction.	294,255,000 Interest attributable to the Group: RMB150,070,000

Usage	Area (sq.m.)
Residential	199,121.26
Retail	16,720
Car parking	34,600
Others	4,652.51
Total:	**255,093.77**

The estimated development cost to completion for the property is about RMB476,590,000, of which about RMB169,650,826 was incurred up to the date of valuation.

The land use rights of the property were granted for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use.

Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB814,526,000.

Notes:

1. Pursuant to 2 State-owned Land Use Rights Grant Contracts, the land use rights of 4 parcels of land with a total site area of approximately 367,626.04 sq.m. (including the land use rights of the property with a site area of approximately 134,576.84 sq.m.) were contracted to be granted to the Group for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use at a total consideration of RMB39,305,185. The land also includes the portion of property no. 30.
2. Pursuant to a State-owned Land Use Rights Certificate — Chang Guo Yong 2006 Di No. 031520, the land use rights of the property with a site area of approximately 134,576.84 sq.m. were granted to the Group for 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use.
3. Pursuant to 7 Construction Work Planning Permits — Jian 1 (2007) Nos. 0050 to 0053 and 0375, Jian 2 (2006) Nos. 0245 and 0297, 36 buildings of the property with a total gross floor area of approximately 255,093.77 sq.m. have been approved for construction.

4. Pursuant to 2 Construction Works Commencement Permits — Nos. 430101200704260701 and 430101200704260801, permissions by the relevant local authorities have been given to commence the construction of the property.
5. Pursuant to 6 Real Estate Pre-sale Permits — Chang Fang Shou Xu Zi (2007) Di Nos. 5861, 6066, 5850, 6067, 5849 and 5862, the property has been approved to be pre-sold by the relevant local authorities.
6. As advised by the Group, 344 units of the property with a total gross floor area of approximately 38,858.15 sq.m. have been contracted to be sold to various parties with a total consideration of RMB126,716,000, and we have included this portion of the property in our valuation.
7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land;
   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid; and
   c) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
22.	Xipai International Falt located at the southeast of Guanyuan Bridge Xicheng District Beijing The PRC	The property comprises a parcel of land with a site area of approximately 24,532.52 sq.m. on which are being constructed 8 buildings together with ancillary facilities. As advised by the Group, the development is scheduled to be completed in December 2008. The total planned gross floor area upon completion will be approximately 138,600 sq.m., the details of which are shown as follows: Usage — Area (sq.m.) Residential — 105,885 Retail — 12,386 Car parking — 20,329 **Total:** — **138,600** The estimated development cost to completion for the property is about RMB733,512,000, of which about RMB205,801,851 was incurred up to the date of valuation. The land use rights of the property were granted for terms of 40 years expiring on 8 August 2044 for commercial use, 50 years expiring on 8 August 2054 for car parking use, and 70 years expiring on 8 August 2074 for residential use. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB2,501,161,000.	As at the date of valuation, the property was under construction.	1,816,312,000 Interest attributable to the Group: RMB1,271,418,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 24,532.52 sq.m. were contracted to be granted to the Group for terms of 40 years for commercial use, 50 years for car parking use and 70 years for residential use at consideration of RMB114,289,560.
2. Pursuant to a State-owned Land Use Rights Certificate — Jing Xi Guo Yong 2006 Chu Di No. 20349, the land use rights of the property with a site area of approximately 24,532.52 sq.m. were granted to the Group for terms of 40 years expiring on 8 August 2044 for commercial use, 50 years expiring on 8 August 2054 for carparking use and 70 years expiring on 8 August 2074 for residential use.
3. Pursuant to a Construction Work Planning Permit — 2006 Gui Jian Zi No. 0407, 8 buildings with a total gross floor area of approximately 138,600 sq.m. have been approved for construction.
4. Pursuant to a Construction Works Commencement Permit — 2006 Shi Jian Zi No. 2098, permissions by the relevant local authorities have been given to commence the construction of the property.
5. Pursuant to a Real Estate Pre-sale Permit — Jing Fang Shou Zheng Zi (2007) No. 331, the property has been approved to be pre-sold by the relevant local authorities.

6. As advised by the Group, 171 units of the property with a total gross floor area of approximately 49,215.03 sq.m. have been contracted to be sold to various parties with a total consideration of RMB1,127,797,184, and we have included this portion of the property in our valuation.

7. Pursuant to a Mortgage Agreement entered into between Beijing Branch, China Construction Bank Corporation (中國建設銀行股份有限公司北京市分行) and Beijing Tiantai Jinhai Real Estate Development Company Limited, a 70% owned subsidiary of the Company, the land use rights of the property were subject to a mortgage for a maximum loan amount of RMB300,000,000.

8. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land; and

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
23.	Fortune Gangwan No. 398 Jiahe Road Huli District Xiamen City Fujian Province The PRC	The property comprises a parcel of land with a site area of approximately 4,387.39 sq.m. on which are being constructed a building together with ancillary facilities. As advised by the Group, the development is scheduled to be completed in February 2008. The total planned gross floor area upon completion will be approximately 52,699.24 sq.m., the details of which are shown as follows: Usage — Area (sq.m.) Residential — 25,641.02 Retail — 9,617.28 Office — 11,710.18 Car parking — 2,914.96 Others — 2,815.8 **Total:** — **52,699.24** The estimated development cost to completion for the property is about RMB125,559,000, of which about RMB118,101,035.22 was incurred up to the date of valuation. The land use rights of the property were granted for terms of 40 years for commercial use, 50 years for office use, and 70 years for residential use. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB536,162,000.	As at the date of valuation, the property was under construction.	499,565,000 Interest attributable to the Group: RMB499,565,000

Notes:

1. Pursuant to a Sale Confirmation Letter, the land use rights of the property with a site area of approximately 4,389.07 sq.m. and the building being constructed thereon were purchased by the Group by way of auction at consideration of RMB190,917,454.

2. Pursuant to a State-owned Land Use Rights Certificate — Xia Di Fang Zheng Di No. 00003402, the land use rights of the property with a site area of approximately 4,378.39 sq.m. were granted to the Group for terms of 40 years for commercial use, 50 years for office use, and 70 years for residential use.

3. Pursuant to a Construction Work Planning Permit — No. 963054, a building of the property with a gross floor area of approximately 52,699.24 sq.m. has been approved for construction.

4. Pursuant to a Construction Works Commencement Permit — No. 350200200604170101, permissions by the relevant local authorities have been given to commence the construction of the property.

5. Pursuant to a Real Estate Pre-sale Permit — Xia Fang Yu Shou Zheng Di No. 20060038, the property has been approved to be pre-sold by the relevant local authorities.

6. As advised by the Group, 453 units of the property with a total gross floor area of approximately 33,151.97 sq.m. have contracted to be sold to various parties with a total consideration of RMB303,827,197, and we have included this portion of the property in our valuation.

7. Pursuant to a Mortgage Agreement entered into between Xiamen City Commercial Bank and Xiamen CRCC Limited (廈門中鐵建設有限公司), a wholly owned subsidiary of the Company, the property was subject to a mortgage for a maximum loan amount of RMB40,000,000.

8. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land; and

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sell of the property are legal and valid.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
24.	Haiwan Huating located at Xinglin East Road Jimei District Xiamen City Fujian Province The PRC	The property comprises a parcel of land with a site area of approximately 2,684.65 sq.m. on which are being constructed a building together with ancillary facilities.	As at the date of valuation, the property was under construction.	68,048,000 Interest attributable to the Group: RMB68,048,000
		As advised by the Group, the development is scheduled to be completed in July 2008.		
		The total planned gross floor area upon completion will be approximately 12,160.2 sq.m., the details of which are shown as follows:		

Usage	Area (sq.m.)
Residential	10,001.5
Retail	665.53
Car parking	193.9
Other	1,299.27
Total:	**12,160.2**

The estimated development cost to completion for the property is about RMB32,333,976, of which about RMB20,025,809 was incurred up to the date of valuation.

The land use rights of the property were granted for terms of 40 years expiring on 31 October 2043 for commercial use and 70 years expiring on 31 October 2073 for residential use.

Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB112,751,000.

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 2,689.325 sq.m. were contracted to be granted to the Group for terms of 40 years expiring on 31 October 2043 for commercial use and 70 years expiring on 31 October 2073 for residential use at consideration of RMB8,300,000.

2. Pursuant to a State-owned Land Use Rights Certificate — Xia Di Fang Zheng Di No. 00003882, the land use rights of the property with a site area of approximately 2,684.65 sq.m. were granted to the Group for terms of 40 years expiring on 31 October 2043 for commercial use and 70 years expiring on 31 October 2073 for residential use.

3. Pursuant to a Construction Work Planning Permit — (2004) Xia Gui Ji Jian She Di No. 0162, a building of the property with a gross floor area of approximately 12,160.2 sq.m. has been approved for construction.

4. Pursuant to a Construction Works Commencement Permit — No. 350211200506230 26, permissions by the relevant local authorities have been given to commence the construction of the property.

5. Pursuant to a Real Estate Pre-sale Permit — Xia Fang Yu Shou Zheng Di No. 20070059, the property has been approved to be pre-sold by the relevant local authorities.

6. As advised by the Group, 77 units of the property with a total gross floor area of approximately 5,257.17 sq.m. have contracted to be sold to various parties with a total consideration of RMB49,019,187, and we have included this portion of the property in our valuation.

7. Pursuant to a Mortgage Agreement entered into between Xiamen City Branch, Industrial and commercial Bank of China and Xiamen CRCC Limited (廈門中鐵建設有限公司), a wholly owned subsidiary of the Company, the land use rights of a parcel of land with a site area of approximately 2,684.65 sq.m. were subject to a mortgage for a maximum loan amount of RMB11,000,000.

8. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land; and

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid.

VALUATION CERTIFICATE

Group V — Property interests held for future development by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 RMB
25.	A parcel of land located at Xinglong Er Village Sixteen Li Town Shizhong District, Jinan City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 52,734 sq.m.. As advised by the Group, the planned total gross floor area of approximately 102,547.91 sq.m. The development is scheduled to commence in March 2008. The land use rights of the property were granted expiring on 30 January 2044 for residential use.	The site is currently vacant.	89,648,000 Interest attributable to the Group: RMB89,648,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Shi Zhong Guo Yong (2006) Di No. 0200278, the land use rights of the property with a site area of approximately 52,734 sq.m. were granted to the Group expiring on 30 January 2044 for residential use.
2. As advised by the Group, the detailed planning of the subject development is in the process of research.
3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and
   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
26.	A parcel of land located at the northern side of Liugong Island Road Huangdao District Qingdao City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 19,285 sq.m. As advised by the Group, the planned total gross floor area of approximately 24,000 sq.m. The land use rights of the property were granted expiring on 18 October 2045 for residential use.	The site is currently vacant.	19,092,000 Interest attributable to the Group: RMB19,092,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Qing Fang Di Quan Shi Zi Di No. 20077977, the land use rights of the property with a site area of approximately 19,285 sq.m. were granted to the Group expiring on 18 October 2045 for residential use.
2. As advised by the Group, the detailed planning of the subject development is in the process of research.
3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and
   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
27.	A parcel of land located at Industry Zone Jiaji Town Qionghai City Hainan Province The PRC	The property comprises a parcel of land with a site area of approximately 65,195.7 sq.m. As advised by the Group, the planned total gross floor area of approximately 70,000 sq.m. The land use rights of the property were granted for a term of 70 years expiring on 20 March 2073 for residential use.	The site is currently vacant.	38,480,000 Interest attributable to the Group: RMB38,480,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Hai Guo Yong (2005) Di No. 0954, the land use rights of the property with a site area of approximately 65,195.7 sq.m. were granted to the Group for a term of 70 years commencing from 20 March 2003 and expiring on 20 March 2073 for residential use.
2. As advised by the Group, the detailed planning of the subject development is in the process of research.
3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and
   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
28.	6 parcels of land located at Century Avenue Chayuan New City District, Chongqing City The PRC	The property comprises 6 parcels of land with a total site area of approximately 253,855 sq.m. As advised by the Group, the planned total gross floor area of approximately 431,760 sq.m. The land use rights of the property were granted for terms of 40 years expiring on 16 June 2045 for commercial use and 50 years expiring on 16 June 2055 for residential use.	The site is currently vacant.	244,971,000 Interest attributable to the Group: RMB228,143,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 253.855 sq.m. were contracted to be granted to the Group for terms of 40 years expiring on 16 June 2045 for commercial use and 50 years expiring on 16 June 2055 for residential use at consideration of RMB40,826,623.
2. Pursuant to 6 State-owned Land Use Rights Certificates — Chong Qing 100 Fang Di Zheng (2006) Zi Di Nos. 439 to 444, the land use rights of the property with a total site area of approximately 253,855 sq.m. were granted to the Group for terms of 40 years expiring on 16 June 2045 for commercial use and 50 years expiring on 16 June 2055 for residential use.
3. As advised by the Group, the detailed planning of the subject development is in the process of research.
4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and
   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
29.	A parcel of land located at the western side of No. J14 Road and the northern side of No. 4 Road New City District, Xuzhou City Jiangsu Province The PRC	The property comprises a parcel of land with a site area of approximately 147,168.63 sq.m. As advised by the Group, the planned total gross floor area of approximately 400,000 sq.m. The development is scheduled to commence in 2008. The land use rights of the property were granted for a term of 70 years expiring on 21 October 2077 for residential use.	The site is currently vacant.	454,320,000 Interest attributable to the Group: RMB454,320,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 286,096 sq.m. (including the land use rights of the property with a site area of approximately 147,168.63 sq.m.) were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB410,000,000.

2. Pursuant to a State-owned Land Use Rights Certificate — Xu Tu Guo Yong (2007) Di No. 55871, the land use rights of the property with a site area of approximately 147,168.63 sq.m. were granted to the Group for a term of 70 years expiring on 21 October 2077 for residential use.

3. As advised by the Group, the detailed planning of the subject development is in the process of research.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and

   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
30.	3 parcels of land located at E'xiu Group Kaifu District Changsha City Hunan Province The PRC	The property comprises 3 parcels of land with a total site area of approximately 233,049.2 sq.m. As advised by the Group, the planned total gross floor area of approximately 646,879 sq.m. The development is scheduled to commence in 2009. The land use rights of the property were granted for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use.	The site is currently vacant.	289,522,000 Interest attributable to the Group: RMB147,656,000

Notes:

1. Pursuant to 2 State-owned Land Use Rights Grant Contracts, the land use rights of 4 parcels of land with a total site area of approximately 367,626.04 sq.m. (including the land use rights of the property with a site area of approximately 233,049.2 sq.m.) were contracted to be granted to the Group for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use at a total consideration of RMB39,305,185. The land also includes the portion of property no.21

2. Pursuant to 3 State-owned Land Use Rights Certificates — Chang Guo Yong 2006 Di Nos. 031519, 031518 and 040236, the land use rights of the property with a total site area of approximately 233,049.2 sq.m. were granted to the Group for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use.

3. As advised by the Group, the detailed planning of the subject development is in the process of research.

4. Pursuant to a Mortgage Agreement entered into between Beidaqiao Branch, Bank of Communications and Changsha Dalian Industry Development Limited (長沙大聯實業發展有限公司), a 51% owned subsidiary of the Company, the land use rights of a parcel of land with a site area of approximately 233,049.2 sq.m. were subject to a mortgage for a maximum loan amount of RMB120,000,000.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtained the transfer approvals from relevant authorities.

VALUATION CERTIFICATE

Group VI — Property interests to be acquired by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
31.	A parcel of land located at the eastern side of Qingdao South Road and the southern side of Tiange Zhuang Village Laixi City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 124,947 sq.m. The development is scheduled to commence in March 2008. The land use rights of the property were contracted to be granted for terms of 40 years for commercial use and 70 years for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 124,947 sq.m. were contracted to be granted to the Group for terms of 40 years for commercial use and 70 years for residential use.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
32.	Portion of a parcel of land in Wanjia Xinyuan No. 11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	The property comprises a portion of a parcel of land with an apportioned site area of approximately 3,008 sq.m. The land use rights of the property were contracted to be granted for a term of 70 years expiring on 4 November 2073 for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 56,832.59 sq.m. (including the land use rights of the property with a site area of approximately 3,008 sq.m.) were contracted to be granted to the Group for a term of 70 years for residential use at a consideration of RMB21,545,809. The land also includes portions of the properties nos. 9 and 19.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
33.	A parcel of land located at the Taici Bridge Qingshan Road Nanming District Guiyang City Guizhou Province The PRC	The property comprises a parcel of land with a site area of approximately 592,139 sq.m. The land use rights of the property were contracted to be granted for terms of 40 years expiring on 21 August 2047 for commercial use and 70 years expiring on 21 August 2077 for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 592,139 sq.m. were contracted to be granted to the Group for terms of 40 years expiring on 21 August 2047 for commercial use and 70 years expiring on 21 August 2077 for residential use at consideration of RMB1,010,000,000.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
34.	A parcel of land located at the western side of No. 314 Road and the northern side of No. 4 Road New City District, Xuzhou City Jiangsu Province The PRC	The property comprises a parcel of land with a site area of approximately 138,927.37 sq.m. The land use rights of the property were granted for a term of 70 years expiring on 21 October 2077 for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 286,096 sq.m. (including the land use rights of the property with a site area of approximately 138,927.37 sq.m.) were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB410,000,000. The land also includes the portion of property no. 29.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
35.	A parcel of land located at Hubin Avenue Huangshi City Hubei Province The PRC	The property comprises a parcel of land with a site area of approximately 37,322.36 sq.m. The development is scheduled to commence in 2008. The land use rights of the property were contracted to be granted for a term of 70 years expiring on 2 November 2077 for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 37,322.36 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB16,515,004.15.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
36.	A parcel of land located at the eastern side of Renzhuang Road and the northern side of Fuxing Road Beishi District Baoding City Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 147,800 sq.m. The land use rights of the property were contracted to be granted for terms of 40 years for commercial use and 70 years for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 147,800 sq.m. were contracted to be granted to the Group for terms of 40 years for commercial use and 70 years for residential use at consideration of RMB282,600,000.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

Group VII — Property interests rented and occupied by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
37.	172 leased properties located in the PRC	The properties comprise 172 buildings or units with a total gross floor area of approximately 207,690.66 sq.m., which were mainly completed in various stages between 1968 and 2003. The properties are leased to the Group (the "Tenants") from various independent third parties and a connected party (the "Lessors") for various terms.	The properties are currently occupied by the Group for office and ancillary purposes.	No commercial value

Notes:

1. Pursuant to various Tenancy Agreements entered into between the Group and various independent third parties, 39 buildings or units with a total gross floor area of approximately 26,798.67 sq.m. are leased from various independent third parties for various terms at a total annual rental of RMB9,191,398.44 for ancillary and office uses.

2. Pursuant to a Tenancy Agreement entered into between the Group and China Railway Construction Corporation ("CRCCG"), the controlled shareholder of the Company, 133 buildings or units with a total gross floor area of approximately 180,891.99 sq.m. are leased from CRCCG for various terms at a total annual rental of RMB16,776,000 for office and ancillary uses.

3. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) for the 96 buildings with a total gross floor area of approximately 131,286.43 sq.m., of which the relevant Lessors have provided with valid title documents, the Group has the legal rights to use these properties under the PRC laws and the tenancy agreements; and

   b) for the 76 buildings or units with a total gross floor area of approximately 76,404.23 sq.m., of which the relevant Lessors have not provided with valid title documents, CRCCG has undertaken to resolve any issue arising from the title dissents for the leased properties and will be responsible for any costs, expenses, claims and any other losses to the Group.

VALUATION CERTIFICATE

GROUP VIII — Property interests rented and occupied by the Group in Hong Kong, Macau and overseas countries

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
38.	Room 217, KCRC Hung Hom Building, KCR Hung Hom Station Kowloon Hong Kong	The property comprises an office unit completed in 1992. The property has a gross floor area of approximately 406 sq.m.	The property is currently occupied by the Group for office purpose.	No Commercial Value

Notes:

1. Pursuant to a Tenancy Agreement dated 20 September 2006, an office unit with a gross floor area of approximately 406 sq.m. is rented from the Kowloon-Canton Railway Corporation, an independent third party, for a term of 2 years expiring on 30 June 2008 at an annual rental of RMB869,002.56 for office use.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
39.	3 residential units located in Macau	The property comprises 3 residential units mainly completed in various stages between 1985 and 1993. The property has a total gross floor area of approximately 287.31 sq.m.	The property is currently occupied by the Group for residential purpose.	No Commercial Value

Notes:

1. According to a Tenancy Agreement dated 19 January 2006, a residential unit with a leasable area of approximately 91.8 sq.m. is rented from an independent third party for a term of 3 years expiring on 31 December 2008 at a monthly rental of RMB68,208.

2. According to a Tenancy Agreement dated 14 January 2006, a residential unit with a leasable area of approximately 95.51 sq.m. is rented from an independent third party for a term of 3 years expiring on 14 January 2009 at a monthly rental of RMB58,800.

3. According to a Tenancy Agreement dated 16 November 2006, a residential unit with a leasable area of approximately 100 sq.m. is rented from Nam Kwong (Group) Limited, an independent third party for a term of 2 years expiring on 2 January 2009 at a monthly rental of RMB58,800.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
40.	18 leased properties located in Japan, Nepal, UAE, Saudi Arabia, Libya, Madagascar and Afghanistan	The properties comprise 18 buildings or units with a total gross floor area of approximately 7,914.86 sq.m., which were mainly completed in various stages between 1980 and 1997. The properties are leased to the Group from various independent third parties for various terms.	The properties are currently occupied by the Group for residential and office purposes.	No commercial value

Notes:

1. Pursuant to various Tenancy Agreements entered into between the Group and various independent third parties, 18 buildings or units with a total gross floor area of approximately 7,914.86 sq.m. are leased from various independent third parties for various terms at a total annual rental of RMB6,130,371.7 for residential and office uses.

Immediately prior to the Global Offering, we announced the A Share Offering in the PRC and the A Share Prospectus is to be issued by us on or about 7 March 2008. The A Share Prospectus, which is issued in the Chinese language only, was prepared pursuant to the regulatory requirements of the PRC. However, you should rely only on the information contained in this Prospectus and the related application forms to make your investment decision in purchasing or trading in our H Shares.

OUR A SHARE OFFERING

We announced our A Share Offering on 15 February 2008. The A Share Offering comprises an offering of 2,450,000,000 A Shares for subscription, with no over-allotment. The A Shares offered represent 23.4% of our total share capital before the Global Offering, or 20.2% of our total share capital after the Global Offering assuming that the Over-allotment Option is not exercised.

Our A Shares will be listed and traded on the Shanghai Stock Exchange and may only be held by legal or natural persons or other entities in the PRC and qualified foreign institutional investors in accordance with applicable PRC laws and regulations. Our A Shares and H Shares will rank *pari passu* with each other in all material respects other than the exceptions described in the section headed "Share Capital — Ranking". Dividends on our A Shares will be payable in Renminbi. Our A Shares and H Shares are generally neither interchangeable nor fungible. However, our A Shares may be converted into H Shares. See "Share Capital — Transfer of the domestic shares for listing and trading on the Hong Kong Stock Exchange" for details.

LISTING OF A SHARES

We have applied to, and obtained the approval of, the CSRC for the listing and trading of our A Shares on the Shanghai Stock Exchange. Our A Shares will be listed on the Shanghai Stock Exchange on 10 March 2008 and the trading of our A Shares will commence on or about 9:30 a.m. on that day.

PRICING OF A SHARE OFFERING

The offer price for our A Shares is expected to be not less than RMB8.00 per share and not more than RMB9.08 per share, and will be determined based on prevailing market conditions and domestic customary pricing consultation mechanisms. In accordance with the requirements of the CSRC, the offer price of our H Shares shall not be lower than that of our A Shares, taking into account the exchange rate differences between Hong Kong dollars and Renminbi.

USE OF PROCEEDS OF OUR A SHARE OFFERING

The total proceeds of our A Share Offering before deduction of underwriting commissions and other expenses amount to approximately RMB19,600 million and RMB22,246 million, based on the offer prices of RMB8.00 per A Share and RMB9.08 per A share, respectively. The rate of the underwriting commission for our A Share Offering is set out in the underwriting agreement between us and the underwriters of such offering and announced upon the determination of the offer price for our A Shares. Proceeds from our A Share Offering will not be used for the same purposes or to fund the same projects as those for which proceeds from our H Share Offering will be used. The funds raised from our A Share Offering will be used for the purposes and approximately in the amounts set out below:

- Approximately RMB10,500.0 million will be used for equipment purchase;

  The equipment that we intend to purchase include hoisting equipment for the transportation and erection of girders, TBM and other tunnel engineering machines, non-ballasted track construction

equipments, electrification engineering machinery, concrete construction equipments, track laying machinery, cranes, mining machines, road surface paving machines, deep-water construction equipments, engineering machinery for earthwork.

- Approximately RMB1,150.0 million will be used for the upgrade of the production base for large track maintenance machinery;

  Kunming China Railway Large Road Maintenance Machinery Co., Ltd., our wholly-owned subsidiary, intends to use such proceeds to upgrade the production base for large track maintenance machinery and establish a technology research and development base for large track maintenance machinery in Kunming, Yunan Province. The new base will have an annual production capacity of 200 units with the capacity to produce and maintain advanced large track maintenance machinery that can be used for plateau railway lines and high-speed railway lines (manufacturing capacity is calculated using the D08-32 Automatic Track Lifting, Lining, Leveling, and Tamping Machine Standard). The new base is expected to be completed in 2012.

- Approximately RMB320.0 million will be used for the establishment of a new production base for turnouts used for high-speed passenger railway lines;

  China Railway Rail System Group Co., Ltd., our wholly-owned subsidiary, intends to use such proceeds for the establishment of a new production base for turnouts used for high-speed passenger railway lines in Hunan province. The production base is expected to have an annual production capacity of 2,200 sets of turnouts, including 200 sets turnouts used for high-speed passenger railways.

- Approximately RMB400.0 million will be used for a residential property development project in Changsha, Hunan Province;

  Changsha Dalian Property Development Co., Ltd., our indirect subsidiary, will use such proceeds to finance a residential property development project, namely Changsha Xiu Feng Shan Zhuang, in Changsha, Hunan Province. The total GFA of the project is expected to be approximately 900,000.0 m^2.

- Approximately RMB1,500.0 million will be used for the Shijiazhuang — Wuhan High-speed Passenger Railway Line Project;

  The Shijiazhuang — Wuhan High-speed Railway Project is operated by Jingguang High-speed Passenger Railway Henan Co., Limited. We will use approximately RMB1,500.0 million to make capital contributions to Jingguang High-speed Passenger Railway Henan Co., Limited by purchasing all equity interest originally held by Zhengzhou Railway Bureau. We will hold 90% of the equity interest in Jingguang High-speed Passenger Railway Henan Co., Limited and Henan Province General Construction Investment Co. will hold the remaining 10% equity interest.

- Approximately RMB2,000.0 million will be used for repayment of bank loans and additional work capital.

To the extent proceeds from our A Share Offering exceed the aggregate amounts set out above, any additional amounts will be used for repayment of bank loans and additional work capital.

EXPECTED TIMETABLE OF OUR A SHARE OFFERING

The key events of our A Share Offering are as follows:

Price consultation and marketing to institutional investors	15 February 2008 to 21 February 2008
Book building period for institutional investors	25 February 2008 to 26 February 2008
Public subscription period for PRC investors	26 February 2008
Announcement of the offer price of the A Shares	28 February 2008
Expected listing date of A Shares on the Shanghai Stock Exchange	10 March 2008

SOLE SPONSOR AND LEAD MANAGER INVOLVED IN THE A SHARE OFFERING

CITIC Securities Co., Ltd. (中信證券股份有限公司)

PUBLIC ANNOUNCEMENTS AND INFORMATION IN RELATION TO OUR A SHARE OFFERING

There may have been prior to the publication of this Prospectus, and there may be subsequent to the date of this Prospectus but prior to the completion of the Global Offering, press and media coverage regarding us and the A Share Offering. Such press and other media coverage may include references to certain events or information disclosed by us in the PRC as part of the A Share Offering, including information relating to us and the A Share Offering. Such information and the A Share Prospectus are made in accordance with the regulatory requirements and market practices in the PRC, which are different from those applicable to the Global Offering and do not and will not form part of this Prospectus. You should rely solely on the information contained in this Prospectus and the related application forms in making your investment decision regarding our H Shares. See "Risk Factors — Risks relating to the Global Offering — We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us, our Global Offering or our A Share Offering or information released by us in connection with our A Share Offering".

This appendix contains a summary of laws and regulations in respect of taxation and foreign exchange in Hong Kong and the PRC.

A. TAXATION IN THE PRC

Taxes Applicable to Joint-Stock Limited Companies

Enterprise Income Tax

The State Council promulgated *Provisional Regulations of The People's Republic Of China On Enterprises Income Tax* (hereinafter referred to as "Income Tax Ordinance") on 13 December 1993, which was brought into effect on 1 January 1994. Pursuant to the Income Tax Ordinance, state-owned, collective and private enterprises, jointly-run ventures, joint-stock enterprises, and other organizations with income from production, business activities and other sources of income shall pay enterprise income tax. The amount of tax payable shall be calculated based on taxable income at the rate of 33%, with exception to certain types of enterprises entitled to tax exemption and reduction preference according to current prevailing laws and administrative regulations.

Enterprise Income Tax Law of the People's Republic of China ("Income Tax Law") was promulgated on 16 March 2007, effective from 1 January 2008 with the Income Tax Ordinance expired. The Income Tax Law regulates the rate of enterprise income tax at 25%. Enterprises approved to be established before promulgation of the Income Tax Law and entitled to benefit from a preferential tax rate as per the tax laws and administrative regulations then prevailing may gradually shift to the tax rate defined by the Income Tax Law within five years after effectiveness of the Income Tax Law according to requirements of the State Council. Those entitled to the preference of fixed tax holiday or fixed-term tax reductions may continue to benefit in the same manner according to the requirements of the State Council until expiration of the tax holiday or the term of the preference. For those who have not benefited from such a preference due to the failure to realize profit, the term of preferential treatment will be counted as of the year when the Income Tax Law comes into force.

Business Tax

According to the *Provisional Regulations of The People's Republic of China on Business Tax* and *Detailed Rules for the Implementation of the Interim Regulations of The People's Republic of China on Business Taxes*, both of which were brought into force on 1 January, 1994, all institutions and individuals providing taxable services, transferring intangible assets or selling real estate within the People's Republic of China shall pay business tax. As per the List of Items and Rates of Business Tax, the business tax rate applicable to the construction industry is 3%.

Value-added Tax (VAT)

According to the *Provisional Regulations of the People's Republic of China on Value-added Tax* in effect since 1 January 1994 and *Detailed Rules for the Implementation of the Interim Regulations of the People's Republic of China on Value-added Tax* in effect since 25 December 1993, all institutions and individuals selling goods or providing processing, repairing and replacement services and importing goods within the People's Republic of China shall pay VAT. The tax rate of 13% shall be levied on general taxpayers selling or importing grain, edible vegetable oil, tap water, heating supply, air-conditioning, gas, hot water, liquefied petroleum gas, natural gas, marsh gas, coal products for civil use, books, newspapers, magazines,

feedstuff, chemical fertilizer, pesticide, farming machines, films for agricultural use and other goods specified by the State Council; the rate applicable to goods exported by taxpayers shall be zero unless otherwise prescribed by the State Council. The rate of 17% shall be levied on taxpayers selling or importing goods other than the abovementioned items, and to taxpayers providing processing, repair and replacement services. The rate applicable to goods sold or for taxable services provided by small-scale taxpayers is 6%. A small-scale taxpayer is defined as a taxpayer engaged in the manufacturing of goods or the supply of taxable services, or primarily dealing in the manufacturing of goods or supply of taxable services while concurrently engaged in the wholesale or retail of goods as secondary operations, and has annual taxable sales (hereinafter referred to as "taxable sales") of less than RMB1 million; or a taxpayer engaged in the wholesale or retail of goods and having annual taxable sales of less than RMB1.8 million. Individuals, non-enterprise institutions, and enterprises not frequently incurring taxable activities with annual taxable sales volumes beyond the figure set for small-scale taxpayers shall be deemed small-scale taxpayers for the purpose of VAT payment.

Stamp Tax

According to the *Provisional Rules of the People's Republic of China on Stamp Duty and Detailed Rules for Implementation of Provisional Regulations of the People's Republic of China on Stamp Tax* as brought into effect on 1 October 1988, all institutions and individuals creating and obtaining taxable documents within the People's Republic of China shall pay stamp tax. The list of taxable document includes purchase and sale contracts, processing contracts, construction project contracts, property lease contracts, cargo freight contracts, warehousing and storage contracts, loan contracts, property insurance contracts, technical contracts, other documents that resemble a contract in nature, title transfer deeds, business account books, certificates of rights, licenses and other taxable documents specified by the Ministry of Finance. According to the List of Items and Rates of Stamp Tax, the stamp tax rate applicable to construction project exploration and design contracts is 0.05% of the professional fee received for the survey and design service supplied, and the rate applicable to construction and installation project contracts is 0.03% of contract value.

Taxes Applicable to Shareholders of Companies

Dividend-related Tax

According to the *Law of the People's Republic of China on Individual Income Tax* brought into effect on 10 September 1980 and the first amendment on 31 October 1993, second amendment on 30 August 1999, third amendment on 27 October 2005 and latest amendment on 29 June 2007, individual income tax at the rate of 20% shall be levied on dividends of H shares received by any and all foreign individuals that are non-Chinese residents.

However, according to the terms of the *Circular on the Question Concerning Tax on the Profits Earned by Enterprise with Foreign Investment, Foreign Enterprises and Individual Foreigners From the Transfer of Stocks (Stock Rights) and on Dividend Income* as promulgated by the State Administration of Taxation on 21 July 1993 (hereinafter referred to as the "Taxation Notice"), the income from dividends (bonuses) received by foreign enterprises and individual foreigners who hold B-shares or overseas shares from China's domestic enterprises which issue B-shares or overseas shares, is temporarily exempt from enterprise income tax and individual income tax. Furthermore, it is specified in the *Letter of the State Administration of Taxation concerning Taxation Issues of Dividends Received by Foreign Individuals Holding Shares of Companies Listed in China* as promulgated by the State Administration of Taxation on 26 July 1994 that dividends (capital bonuses) received by foreign individuals holding B shares or overseas shares (including

H shares) from Chinese enterprises issuing such shares are temporarily exempted from individual income tax. As of yet, the tax authority in charge has not imposed any individual income tax upon dividends of overseas shares.

Individual income tax, therefore, is temporarily exempted or reduced for dividends or other distributions of H shares held by any foreign enterprises or foreign individuals according to prevailing PRC laws and regulations.

Share transfer-related tax

According to the prevailing Law of the People's Republic of China on Individual Income Tax as brought into effect on 10 September 1980 and amended four times on 31 October 1993, 30 August 1999, 27 October 2005 and 29 June 2007, respectively, proceeds received from sale of capital securities by any non-Chinese resident individual shall be levied an individual income tax of 20%. However, according to the Taxation Notice, income tax is temporarily exempted for net income obtained by foreign enterprises through transferring B shares and overseas shares (including H shares) issued by Chinese enterprises and not held by the foreign enterprises' organizations or related business entities within the territory of China, and for income received by foreign individuals from transfers of their B shares and overseas shares (including H shares) issued by Chinese enterprises. Furthermore, pursuant to the Notice of the Ministry of Finance and the State Administration of Taxation concerning the Continued Individual Income Tax Exemption for Individuals' Proceeds from Share Transfers which came into effect on 30 March 1998, and effective since 1 January 1997, individual income tax exemption is continually valid from individuals' transfers of shares of public companies.

Estate duty or inheritance tax

There is no estate duty or inheritance tax levied in China at present.

Stamp Tax

According to the terms of the *Provisional Rules of the People's Republic of China on Stamp Duty*, the applicable stamp tax of the PRC on transfers of shares of PRC public companies shall not apply to purchases and dispositions of H shares that take place outside PRC. The Provisional Rules provide that PRC stamp tax shall be only levied on all the types of documents executed or received and legally bound within the territory of PRC and protected under the PRC laws.

PRC LAWS AND REGULATIONS CONCERNING FOREIGN EXCHANGE CONTROL

The foreign exchange control system of China has experienced a number of reforms and the current system contains three major regulatory laws and regulations since 1993.

The People's Bank of China ("PBC"), as authorized by the State Council, promulgated the *Announcement Concerning Further Reforming the Foreign Exchange Control System* on 28 December 1993, which was brought into force on 1 January 1994. The *Regulations of the People's Republic of China on the Management of Foreign Exchanges* promulgated by the State Council, implemented on 1 April 1996 and amended on 14 January 1997, applies to the receipts, payments or business activities in China that are transacted in foreign currencies by domestic institutions, individuals, foreign institutions and individuals visiting China. The *Regulation on Control of Foreign Exchange Settlements, Sales and Payments* issued by PBC on 20 June 1996 and implemented on 1 July 1996 governs the foreign exchange settlements, purchases,

foreign exchange account openings and payments to foreign countries that are incurred in China by domestic institutions, individual residents, foreign organizations' institutions in China and individuals visiting China.

PBC publicizes the exchange rates between RMB and other major foreign currencies on each business day. The exchange rates are determined by reference to the preceding day's trading prices of RMB against major foreign currencies on the inter-bank foreign exchange market. In general and unless special immunity is obtained, all organizations and individuals in China shall sell their exchange income on current accounts to designated banks, but foreign-funded enterprises are permitted to retain a certain percentage of their exchange income on current accounts, to be deposited in a foreign exchange bank account opened in designated banks. In addition, exchange income arising from loans from foreign institutions or from issuance of shares or bonds valued in foreign currencies need not be sold to designated banks but shall be deposited in designated foreign exchange accounts with designated banks. Capital foreign exchange must be deposited in foreign exchange accounts opened with designated banks.

At present, the PRC government is gradually loosening its control over foreign exchange purchases. Any Chinese enterprise in need of foreign currencies in their day-to-day business activities, trade and non-trade operations, import business and payment of foreign debts may purchase foreign currencies from designated banks, provided that they submit the required appropriate supporting documents.

In addition, if foreign-funded enterprises are in need of foreign currencies for distributing dividends, capital bonuses or profits to foreign investors, the amount so needed after payment of the appropriate dividend tax may be drawn from the enterprises' foreign exchange accounts maintained with designated banks. If the foreign currency in such an account is insufficient, the foreign-funded enterprise may apply to the government authority in charge for purchasing the necessary amount of foreign currency from a designated bank to cover the deficiency.

Although the foreign exchange control over transactions under current accounts has decreased, enterprises shall obtain approval from the State Administration of Foreign Exchange before they accept foreign-currency loans, provide foreign-currency guarantees, make investments in foreign countries or carry out any other capital account transactions involving the purchase of foreign currencies.

In foreign exchange transactions, designated banks may freely determine applicable exchange rates based on the rates publicized by PBC and subject to certain governmental restrictions.

The *Notice Concerning Foreign Exchange Control of Overseas-listed Enterprises*, as jointly promulgated by China Securities Regulatory Commission ("CSRC") and the State Administration of Foreign Exchange ("SAFE"), came into effect on 13 January 1994, and provides that:

- Funds raised by domestic enterprises through issuing shares in foreign countries shall be categorized as income from capital projects, and may be deposited in foreign exchange accounts opened in China as approved by the SAFE to retain as the spot exchange.

- A domestic enterprise issuing shares in foreign countries shall, within ten days after the foreign funds raised through the issuance of the shares have become available, transfer the full amount of the funds into China and deposit the amount in a foreign exchange account opened with approval.

- Foreign currencies needed by domestic enterprises issuing shares in foreign countries for the purpose of distributing dividends and capital bonuses to overseas shareholders may be paid and remitted by the enterprises' banks from their foreign exchange accounts with approval of the

SAFE. The enterprises' foreign currency uses for other purposes shall be handled according to applicable regulations.

- If the sum of foreign-currency funds raised by a domestic enterprise through the issuance of shares in foreign countries reaches 25% or more of the enterprise's total amount of net assets, it may apply to the Ministry of Commerce of the PRC (previously called the Ministry of Foreign Trade and Economic Cooperation of China) or its authorized department to establish a Sino-foreign joint venture according to the Law on Sino-foreign Equity Joint Ventures. If it is granted the status of a Sino-foreign joint venture, its foreign-currency income and expenses shall be handled pursuant to the foreign exchange control regulation governing foreign-invested enterprises.

The *Notice Concerning Further Improving Foreign Exchange Control of Overseas listing* jointly issued by CSRC and SAFE, took effect on 1 September 2002, and provides that:

- Domestic equity holders of companies with foreign shares listed overseas and of overseas listed companies controlled by Chinese investors shall, within 30 days after obtaining CSRC's approval for issuing and listing shares in foreign countries, fulfill the procedure with SAFE for foreign exchange registration of overseas-listed shares.
- Companies with foreign shares listed overseas shall, within 30 days after the funds raised have become ready, transfer into China the amount of the funds remaining after deduction of associated costs and expenses, and shall not retain the funds in foreign countries without permission of SAFE. The funds transferred back into China shall be subject to control as if they were funds directly injected by foreign investors and may be kept in earmarked accounts or be used for foreign exchange settlement if approved by SAFE.
- Foreign-currency funds, obtained by domestic equity holders of companies with foreign shares listed overseas and of overseas listed companies controlled by Chinese investors through reducing holdings of shares in listed companies or through the listed companies' sale of their assets (or equity), shall be transferred back into China within 30 days after the funds become available and after deduction of associated costs and expenses, which may not be detained in foreign countries without approval of SAFE. Foreign exchange settlement shall be made for such funds as approved by SAFE after they are transferred back into China.
- If overseas accounts are to be opened to temporarily keep the abovementioned foreign-currency funds before they are transferred back into China, application may be made to SAFE for opening such earmarked foreign exchange accounts, of which the maximum term shall be 3 months from the date of account opening.
- Overseas listed companies controlled by Chinese investors who have injected funds raised in China as investment or foreign debts shall fulfill appropriate procedures according to prevailing regulations governing investments, foreign debts and foreign exchange control.
- The procedure for foreign exchange registration of overseas investment shall be carried out according to regulations for overseas investments of domestic equity holders of overseas listed companies controlled by Chinese investors who inject assets or equity in foreign countries. The asset or equity to be so injected shall be appraised, the amount of the overseas investment shall not be less than the appraised value of the asset or equity to be injected, and the asset appraisal and

confirmation procedure prescribed by the state-owned assets administration shall be fulfilled if the investment involves state-owned assets.

- Companies with foreign shares listed overseas needing to repurchase their own shares listed and circulated in foreign countries shall, after approval from CSRC, follow procedures set by SAFE for changing foreign exchange registration of their overseas-listed shares and for approval of opening an overseas account and remittance of funds to foreign countries.

On 9 September 2003, SAFE issued the *Notice Concerning Improving Foreign Exchange Control of Overseas Listings*, clarifying relevant issues in the *Notice Concerning Further Improving Foreign Exchange Control of Overseas Listings*. On 1 February 2005, SAFE issued the *Notice Concerning Foreign Exchange Control of Overseas Listings*, further revising and supplementing the abovementioned notices as follows:

- The time limit for domestic equity holders of companies with foreign shares listed overseas and of overseas listed companies controlled by Chinese investors to transfer funds back into China has been extended to "within 6 months after the funds so raised have become ready", and for earmarked overseas foreign exchange accounts, the time period has been extended to "2 years from the date of account opening".

B. TAXATION IN HONG KONG

Hong Kong

Tax on Dividends

Under the current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Taxation on gains from sale

No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as the H Shares. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate on individuals of 16%. Certain categories of taxpayers are likely to be regarded as deriving trading gains rather than capital gains (for examples, financial institutions, insurance companies and securities dealers) unless these taxpayers can prove that the investment securities are held for long-term investment. Trading gains from sales of H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arising in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H Shares effected on the Hong Kong Stock Exchange realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for, or the market value of, the H shares, will be payable by the purchaser on every purchase and by the seller on every sale of H shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction involving H shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of H shares. Where one of the parties to a transfer is resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if

any) and will be payable by the transferee. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on 11 February 2006 in Hong Kong, pursuant to which estate duty ceased to be chargeable in Hong Kong in respect of the estates of persons dying on or after that date. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of H shares whose deaths occur on or after 11 February 2006.

This appendix sets out summaries of certain aspects of the PRC legal and judicial system, its arbitration system and its company and securities regulations. It also contains a summary of certain Hong Kong legal and regulatory provisions, including summaries of certain material differences between PRC Company Law and Hong Kong company law, certain requirements of the Hong Kong Listing Rules and the Mandatory Provisions.

1. PRC LAWS AND REGULATIONS

The PRC legal system

The PRC legal system is based on the PRC Constitution (hereinafter referred to as "the Constitution") and is made up of written laws, administrative regulations, local regulations and rules, autonomy regulations and separate rules and regulations of State Council departments, rules and regulations of local governments and international treaties of which the PRC Government is a signatory. Court judgment do not constitute legally binding precedents, although they are used for judicial reference and guidance.

According to the Constitution and the Legislation Law of the PRC ("the Legislation Law"), the NPC and the standing committee of the NPC ("the Standing Committee") are empowered to exercise the legislative power of the State. The NPC enacts and amends basic laws governing criminal offences, civil affairs, the State organs and other matters. The Standing Committee enacts and amends laws other than those that shall be formulated by the NPC, and during the period of adjournment of the NPC, the Standing Committee may partially supplement and amend the laws enacted by the NPC, but not in contradiction to the basic principles of such laws. The State Council is the highest organ of state administration and enacts administrative regulations based on the Constitution and laws. The people's congresses at the provincial level and their standing committees may, in light of the specific circumstances and actual needs of their respective administrative areas, enact local regulations, provided that such local regulations do not contravene any provision of the Constitution, laws or administrative regulations. The ministries and commissions of the State Council, the PBOC, the National Audit Office of the PRC as well as other state organs endowed with administrative functions directly under the State Council may, according to laws, administrative regulations, decisions and orders of the State Council, formulate ministerial rules within their authorities. The people's governments of the provinces, autonomous regions, and municipalities directly under the central government and the comparatively larger cities may enact rules, in accordance with laws, administrative regulations and the local regulations of their respective provinces, autonomous regions or municipalities. The people's congresses of the national autonomous regions have the power to enact autonomous regulations and separate regulations on the basis of the political, economic and cultural characteristics of the local nationalities that reside in the area.

The Constitution has supreme legal authority and no laws, administrative regulations, local regulations, autonomous regulations or separate regulations may contravene the Constitution. The significance of laws is greater than that of administrative regulations, local regulations, and rules. The significance of administrative regulations is greater than that of local regulations and rules. The significance of local regulations is greater than that of the rules of the local governments at or below the corresponding level. The significance of the rules enacted by the people's governments of the provinces or autonomous regions is greater than that of the rules enacted by the people's governments of the comparatively larger cities within the administrative areas of the provinces and the autonomous regions.

The NPC has the power to alter or annul any inappropriate laws enacted by its Standing Committee, and to annul any autonomous regulations or separate regulations which have been approved by its Standing Committee but which contravene the Constitution or the Legislation Law. The Standing Committee has the power to annul any administrative regulation that contravenes the Constitution and laws, to annul any local regulation that contravenes the Constitution, laws or administrative regulations, and to annul any autonomous regulation or local regulation which has been approved by the standing committees of the people's congresses of the relevant provinces, autonomous regions or municipalities directly under the Central Government, but which contravene the Constitution and the Legislation Law. The State Council has the power to alter or annul any inappropriate ministerial rules and rules of local governments. The people's congresses of provinces, autonomous regions or municipalities directly under the Central Government have the power to alter or annul any inappropriate local regulations enacted or approved by their respective standing committees. The people's governments of provinces and autonomous regions have the power to alter or annul any inappropriate rules enacted by the people's governments at the lower level.

The power to interpret laws is vested in the Standing Committee by the Constitution. According to Resolutions of the Standing Committee on Improving Interpretation of Laws passed on 10 June 1981, in cases where the scope of provisions of laws or decrees needs to be further defined or additional stipulations need to be made, the Standing Committee shall provide interpretations or make stipulations by means of decrees. Interpretation of questions involving the specific application of laws and decrees in court trials shall be provided by the Supreme People's Court. Interpretation of questions involving the specific application of laws and decrees in the procuratorial work of the procuratorates shall be provided by the Supreme People's Procuratorate. If the interpretations provided by the Supreme People's Court and the Supreme People's Procuratorate are at variance with each other in principle, they shall be submitted to the Standing Committee for interpretation or decision. Interpretation of questions involving the specific application of laws and decrees in areas unrelated to judicial and procuratorial work shall be provided by the State Council and supervisory authorities. In case where the scope of local regulations needs to be further defined or additional stipulations need to be made, the standing committees of the people's congresses of provinces, autonomous regions and municipalities directly under the Central Government which have enacted these regulations shall provide the interpretations or make the stipulations. Interpretation of questions involving the specific application of local regulations shall be provided by the supervisory authorities under the people's governments of provinces, autonomous regions and municipalities directly under the Central Government.

(b) The PRC judicial system

According to the Constitution and the *Law of Organization of the People's Courts of the PRC* (hereinafter referred to as the "Law of Organization of the People's Courts"), the People's Courts consist of the Supreme People's Court, the local people's courts, the military courts and other special people's courts. The local people's courts are comprised of the basic people's courts, the intermediate people's courts and the higher people's courts. The basic people's courts are further divided into civil, criminal and administrative divisions. The intermediate people's courts have divisions similar to those of the basic people's courts, and other special divisions, such as the intellectual property division, where necessary.

The people's courts at lower levels are subject to supervision of the people's courts at higher levels. The people's procuratorates also have the power to exercise legal supervision over the litigation proceedings of

people's courts at the same level or below. The Supreme People's Court is the highest judicial organ of the PRC and it has the power to supervise the administration of justice by the people's courts at all levels.

The people's courts have adopted a "second instance as final" appellate system. A party may appeal against a judgment or ruling by the people's court of first instance to the people's court at the next higher level prior to the judgment or the ruling of the first instance is legally effective. The judgment or the ruling of the second instance by the people's court at the next higher level is final and legally binding. First judgments or rulings by the Supreme People's Court are final as well. However, in the case that the Supreme People's Court or the people's court at a higher level finds definite error(s) in the legally effective judgment or ruling by the people's court at a lower level, or the presiding judge of the people's court finds definite error(s) in the legally effective judgment by the court over which he/she presides, the case may then be retried in accordance with the judicial supervisory procedures.

The *Civil Procedure Law of the PRC* (hereinafter referred to as the "Civil Procedure Law") sets forth provisions for the launching of civil litigation, the jurisdiction of the people's courts, the procedures to be followed for conducting a civil action and the procedures for enforcement of a civil judgment or ruling. All parties to a civil action conducted within the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a local court in the defendant's place of domicile. The parties to a contract may, by express agreement, select a court of jurisdiction where civil actions may be brought, provided that the court of jurisdiction is located in either the plaintiff's or the defendant's place of domicile, or the place of execution or implementation, or the place of the object of the action, and provided that the provisions of the Civil Procedure Law regarding jurisdiction by level and exclusive jurisdiction shall not be violated.

A foreign individual or enterprise generally has the same litigation rights and obligations as a citizen or legal person of the PRC. Should the judicial system of a foreign country limits the litigation rights of PRC citizens or enterprises, the PRC courts may apply the same limitations to the citizens and enterprises of that foreign country. If any party to a civil action refuses to comply with a legally effective judgment or ruling by a people's court or an effective award by an arbitration tribunal in the PRC, the other party may apply to the people's court for the compulsory enforcement of the judgment, ruling or award. However, specific time limits are imposed on the right to apply for such compulsory enforcement. If at least one of the parties to the effective judgment, ruling or arbitration award is an individual, the time limit to apply for the enforcement is one year; if both parties are legal persons or other entities, the time limit to apply for the enforcement is six months.

When a party applies to a people's court for enforcing an effective judgment or ruling by a people's court against a party who is not located within the territory of the PRC or whose property is not within the PRC, the party may apply to a foreign court with proper jurisdiction for recognition and enforcement of the judgment or ruling, or the people's court may, in accordance with relevant provisions of international treaties concluded or acceded to by China, or on the principle of reciprocity, request recognition and enforcement by a foreign court. A foreign judgment or ruling may also be recognized and enforced by the people's court according to the PRC enforcement procedures if the PRC has entered into, or acceded to, an international treaty with the relevant foreign country on the mutual recognition and enforcement of judgments and rulings, or if the judgment or ruling satisfies the court's examination based on the principle of reciprocity, unless the people's court finds that the recognition or enforcement of such judgment or ruling will result in the violation of the basic legal principles of the PRC, its sovereignty or security, or for reasons related to the public interests.

(c) The PRC Company Law, Special Regulations and Mandatory Provisions

On 29 December 1993, the *Company Law of the PRC* was adopted by the standing committee of the Eighth NPC, which came into effect on 1 July 1994 and was amended for the first time on 25 December 1999, the second time on 28 August 2004 and the third time on 27 October 2005. The newly amended *Company Law of the PRC* (hereinafter referred to as the new "Company Law") came into effect on 1 January 2006.

The *Special Provisions of the State Council Concerning the Floatation and Listing Abroad of Shares by Joint Stock Limited Companies* (hereinafter referred to as the "Special Provisions") were adopted at the 22nd Standing Committee Meeting of the State Council on 4 July 1994. The Special Provisions was formulated according to Article 85 and Article 155 of the former Company Law and applies to the overseas share subscription and listing of joint stock limited companies.

The *Mandatory Provisions in Articles of Association of Joint Stock Limited Companies to be Listed Overseas* (hereinafter referred to as the "Mandatory Provisions") were promulgated by the former Securities Commission of the State Council and the State Economic System Restructuring Commission on 27 August 1994, prescribing provisions which must be incorporated into the articles of association of joint stock limited companies to be listed overseas. Therefore, the Mandatory Provisions have been incorporated into the Articles of Association (which are summarized in Appendix VIII).

Copies of the Chinese version of the Company Law, the Special Provisions and the Mandatory Provisions together with copies of their unofficial English translations thereof are available for inspection as mentioned in Appendix X to this document "Documents Delivered to the Registrar of Companies and Available for Inspection".

(i) General provisions

A "joint stock limited company" (hereinafter referred to as the "company") is a corporate legal person incorporated under the Company Law, whose registered capital is divided into shares of equal par value. The liability of its shareholders is limited to the extent of the shares they hold, and the liability of the company is limited to the full amount of all the assets it owns.

A State-owned enterprise that is restructured into a company must comply with the conditions and requirements specified by laws and administrative regulations for the modification of its operation mechanisms, the handling and evaluation of the company's assets and liabilities and the establishment of its internal management organs.

A company must conduct its business in accordance with law and professional ethics. A company may invest in other limited liability companies and joint stock limited companies. The liabilities of the company to such invested companies are limited to the amount invested. Unless otherwise provided by laws, a company cannot be the capital contributor who has the joint and several liability associated with the debts of the invested enterprises.

(ii) Incorporation

A company may be incorporated by promotion or public subscription.

A company may be incorporated by two to 200 promoters, but at least half of the promoters must have the domicile in the PRC. According to the Special Regulations, state-owned enterprises or enterprises with

the majority of their assets owned by the PRC government can be restructured in accordance with the relevant regulations to become joint stock limited companies which may issue shares to overseas investors. These companies, if incorporated by promotion, may have fewer than five promoters and can issue new shares once incorporated.

A company incorporated by promotion is one with registered capital entirely subscribed for by the promoters. Where a company is incorporated by public subscription, the promoters are required to subscribe for not less than 35% of the total shares of the company, and the remaining shares can be offered to the public or specific persons.

The Company Law provides that for companies incorporated by way of promotion, the registered capital shall be the total capital subscribed for by all promoters as registered with the relevant administrative bureau for industry and commerce; the initial capital contribution by all promoters of a company shall not be less than 20% of the registered capital, and the remaining shall be paid up within two years by the promoters from the date of incorporation of the company. For investment companies, the remaining shall be paid up within five years from the date of incorporation of the company; for companies incorporated by way of public subscription, the registered capital is the amount of total paid-up capital as registered with the relevant administrative bureau for industry and commerce.

The registered capital of a company at a minimum should be RMB5 million. Pursuant to the Securities Law, the total capital of a company which proposes to apply for its shares to be listed on a stock exchange shall not be less than RMB30 million.

The promoters shall convene an inaugural meeting within 30 days after the issued shares have been completely paid up, and shall give notice to all subscribers or make an public announcement of the date of the inaugural meeting 15 days prior to the meeting. The inaugural meeting may be convened only with the presence of shareholders holding shares representing more than 50% of the total issued shares of the company. Matters to be dealt with at the inaugural meeting include adopting the draft articles of association proposed by the promoters and electing the board of directors and the supervisory committee of the company. Any resolution of the meeting shall be approved by subscribers with more than half of the voting rights of those present at the meeting.

Within 30 days after the conclusion of the inaugural meeting, the board of directors shall apply to the registration authority for registration of the incorporation of the company. A company is formally established and has the qualification of a legal person once the registration has been approved by the relevant administrative bureau for industry and commerce and a business licence has been issued.

The promoters of a company shall individually and jointly be liable for: (i) the payment of all expenses and liabilities incurred in the incorporation process if the company cannot by incorporated; (ii) the repayment of subscription monies to the subscribers together with interest at bank rates for a deposit of the same term if the company cannot be incorporated; and (iii) damages suffered by the company as a result of the default of the promoters in the course of incorporation of the company. According to the Provisional Regulations Concerning the Issue and Trading of Shares promulgated by the State Council on 22 April 1993 (which is only applicable to the issue and trading of shares in the PRC and relevant activities), if a company is incorporated by means of public subscription, the promoters of the company are required to assume joint liability for the accuracy of the contents of this document and to ensure that this document does not contain any misleading statement or omission of any material information.

(iii) Share capital

The promoters of a company may make capital contributions in cash, or in kind that can be valued in currency and transferable according to laws such as intellectual property rights or land-use rights based on their appraised value, provided that the amount of capital contribution in cash by all shareholders shall not be less than 30% of the company's registered capital.

There is no limit under the Company Law as to the percentage of shares held by an individual shareholder in a company.

If capital contribution is made other than in cash by the promoters of the company, valuation and verification of the properties contributed must be carried out and converted into shares.

A company may issue registered or bearer shares. However, shares issued to promoter(s) or legal person(s) shall be in the form of registered shares and shall be registered under the name(s) of such promoter(s) or legal person(s) and shall not be registered under a different name or the name of a representative.

The Special Regulations and the Mandatory Provisions provide that shares issued to foreign investors and listed overseas shall be issued in registered form and shall be denominated in RMB and subscribed for in foreign currency.

Pursuant to the Special Regulations and the Mandatory Provisions, shares issued to foreign investors and investors from Hong Kong, Macau and Taiwan and listed overseas are defined as overseas-listed-foreign-invested shares, and those issued to investors within the PRC other than the aforementioned areas are defined as domestic shares. Qualified Foreign Institutional Investors ("QFII") approved by China Securities Regulatory Commission (hereinafter referred to as "CSRC") may hold domestic listed shares.

A company may offer its shares to the public overseas with approval by the securities administration department of the State Council. Detailed measures shall be specified by the State Council based on the Special Regulations. According to the Special Regulations, upon approval of CSRC, a company may agree, in the underwriting agreement on issuing overseas-listed-foreign-invested shares, to retain not more than 15% of the aggregate amount of overseas-listed-foreign-invested shares proposed to be issued less the amount of underwritten shares.

The share offering price may be equal to or in excess of par value, but shall not be less than par value. The transfer of shares by shareholders shall be conducted in legally established stock exchanges or via other methods as stipulated by the State Council. The transfer of registered shares by a shareholder must be conducted by means of an endorsement or by other means stipulated by laws or by administrative regulations. Bearer shares are transferred by delivery of the H share certificates to the transferee.

No modification registration shall be made to the registrar of shareholders within twenty (20) days prior to the shareholders' assembly being held or within five (5) days prior to the benchmark date set for the purpose of distribution of dividends.

(iv) Increase in capital

Pursuant to the Company Law, an increase in the capital of a company by means of an issue of new shares must be approved by shareholders in general meeting. Except for abovementioned conditions of

obtaining approval at the general meeting required by the Company Law, the Securities Law requires the following conditions for a company to offer new shares to the public: (i) a complete and well-operated organization; (ii) capability of making profits continuously and a healthy financial status; (iii) no false records or significant irregularities in its financial statements over the last three years; (iv) fulfill any other requirements as prescribed by the securities administration authority of the State Council as approved by the State Council.

The public offer requires the approval of the securities administration authority of the State Council. After payment in full for the new shares issued, a company must modify its registration with the relevant administrative bureau for industry and commerce and issue a public notice accordingly.

(v) Reduction of share capital

Subject to the minimum registered capital requirements, a company may reduce its registered capital in accordance with the following procedures stipulated by the Company Law:

- the company shall prepare a balance sheet and an inventory of assets;
- the reduction of general meeting registered capital must be approved by shareholders in the general meeting;
- the company shall inform its creditors of the reduction in capital within ten days and publish an announcement of the reduction in newspapers within 30 days once the resolution approving the reduction in capital being passed;
- creditors of the company may require the company to clear off its debts or provide guarantees covering the debts within the statutory time limit; and
- the company must apply to the relevant administrative bureau for industry and commerce for registration of the reduction in registered capital.

(vi) Repurchase of shares

A company shall not purchase its own shares other than for the following purposes:

- to reduce the registered capital by cancelling its shares or to merge with another company holding its shares;
- to grant shares as a reward to the staff of the company;
- to purchase the company's own shares upon request of its shareholders who vote against the resolution regarding the merger or division of the company in a general meeting; or
- other purposes permitted by laws and administrative regulations.

The shares repurchased by the company as a reward to its staff shall not exceed 5% of the total number of its issued shares. Any fund for the repurchase shall be paid out of after-tax profits of the company, and the shares repurchased shall be transferred to the staff of the company within one year. The Mandatory Provisions stipulate that upon obtaining approvals from relevant supervisory authorities in accordance with the articles of association of the company, a company may, for the aforementioned purposes, repurchase its issued shares by way of a general offer to its shareholders or purchase on a stock exchange or through off-market contract.

(vii) Transfer of shares

Shares may be transferred in accordance with the relevant laws and regulations. A shareholder shall transfer his/her shares in stock changes established pursuant to laws or by other means as stipulated by the State Council. Registered shares may be transferred by endorsement or in any other manner specified in applicable laws and regulations.

Shares held by the promoter(s) of a company shall not be transferred within one (1) year from the date of incorporation of the company. Shares issued by a company prior to the public offer of its shares shall not be transferred within one (1) year from the date of its shares being listed on a stock exchange. Directors, supervisors and senior management personnel of the company shall not transfer over 25% of the total shares they hold in the company each year during their term of office, and shall not transfer any share of the company held by each of them within one (1) year from the listing date.

Pursuant to the Stock Listing Rules of Shanghai Stock Exchange, directors, supervisors and senior management personnel shall not transfer shares they hold within one (1) year from the listing date and within half a year from the date of resignation. During their term of office, shares transferred per year shall not exceed 25% of the total amount of shares of the company they hold, and the shares of the company shall not be purchased within six months after being sold and shall not be sold within six months after being purchased. Directors, supervisors and senior management personnel shall, pursuant to limitations on their transference of shares of the company set forth in the articles of association, apply to the Shanghai Stock Exchange for lock-ups for all or part of the shares they hold in the company for the relevant periods.

(viii) Shareholders

The articles of association of a company set forth the shareholders' rights and obligations and are binding on all the shareholders. Pursuant to the Company Law and the Mandatory Provisions, a shareholder's rights include:

- the right to attend in person or appoint a representative to attend the shareholders' general meeting and to vote in respect of the amount of shares held;
- the right to transfer his/her shares in accordance with applicable laws and regulations as well as the articles of association;
- the right to inspect the company's articles of association, shareholders' registers, records of short-term debentures, minutes of shareholders' general meeting, board resolutions, supervisor resolutions and financial accounting reports, and to put forward proposals or raise questions on the business operations of the company;
- if a resolution approved by the shareholders' general meeting or by the board of directors violates any law or regulation, or infringes on the shareholders' lawful rights and interests, the right to institute an action in a people's court demanding that the illegal infringing action be stopped;
- the right to receive dividends based on the number of shares held;
- the right to obtain surplus assets of the company upon its termination in proportion to shares he/she holds; to claim against other shareholders who abuse their rights of shareholders for the damages; and

- any other shareholders' rights specified in the articles of association. The obligations of shareholders include: abide by the articles of association of the company; pay the subscription monies in respect of shares subscribed for; be liable for debts and liabilities of the company to the extent of the amount of subscription monies agreed to be paid in respect of the shares taken up; no abuse of shareholders' rights to damage the interests of the company or other shareholders of the company; no abuse of the independent status of the company as a legal person and its limited liability companies as to damage the interests of the creditors of the company; and any other obligation specified in the articles of association of the company.

(ix) Shareholders' general meeting

The shareholders' general meeting is the organ of authority of a company, which exercises its functions and powers in accordance with the Company Law.

The shareholders' general meeting exercises the following functions and powers:

- to decide on operational policies and investment plans of the company;
- to elect or remove the directors and supervisors who are not representatives of the employees, and to decide on matters relevant to remuneration of directors and supervisors;
- to review and approve reports of the board of directors;
- to review and approve reports of the board of supervisors or the supervisors;
- to review and approve annual financial budgets and financial accounts proposed by the company;
- to review and approve proposals for profit distribution and for recovery of losses of the company;
- to decide on increase and reduction of the registered capital of the company;
- to decide on bond issuances of the company;
- to decide on merger, division, dissolution and liquidation of the company and other issues;
- to amend the articles of association of the company; and
- other functions and powers specified in the articles of association of the company.

The annual shareholders' general meeting must be convened once a year. An extraordinary shareholders' general meeting shall be held within two months after the occurrence of any of the following circumstances:

- the number of directors is less than the number provided for in the Company Law or less than two-thirds of the number specified in the articles of association of the company;
- the losses of the company which are not made up reach one-third of the total paid-up share capital of the company;
- as requested by a shareholder holding, or shareholders holding in aggregate, 10% or more of the shares of the company;
- when deemed necessary by the board of directors;

- as suggested by the board of supervisors; or
- other matters required by the articles of association.

The shareholders' general meeting shall be convened by the board of directors and shall be presided over by the chairman of the board of directors.

The notice to convene the shareholders' general meeting shall be dispatched to all the shareholders 20 days before the general meeting pursuant to the Company Law, and 45 days pursuant to the Special Regulations and the Mandatory Provisions, stating the matters to be reviewed at the general meeting. Under the Special Regulations and the Mandatory Provisions, shareholders intending to attend are required to send written confirmations of their attendance to the company 20 days before the general meeting. According to the Special Regulations, at the annual shareholders' general meeting of the company, shareholders with 5% or more of the voting rights in the company are entitled to propose to the company in writing new resolutions to be reviewed at the general meeting, which if within the functions and powers of the shareholders' general meeting, are required to be added to the agenda of the general meeting.

Shareholders present at the shareholders' general meeting possess one vote for each share they hold. However, the company shall have no vote for any of its own shares the company holds.

Resolutions proposed at the shareholders' general meeting shall be approved by more than half of the voting rights cast by shareholders present in person (including those represented by proxies) at the general meeting, except that such resolutions as merger, division or reduction of registered capital, the issue of bonds or short-term debentures, the change in the form of the company or the amendment to the articles of association, shall be approved by shareholders with more than two-thirds of the voting rights cast by shareholders present (including those represented by proxies) at the general meeting.

A shareholder may entrust a proxy to attend a shareholders' general meeting. The proxy shall present a power of attorney issued by the shareholder to the company and shall exercise his voting rights within the authorization scope. There is no specific provision in the Company Law regarding the number of shareholders constituting a quorum in a shareholders' meeting, although the Special Regulations and the Mandatory Provisions provide that a company's annual general meeting may be convened when replies to the notice of that meeting from shareholders holding shares representing 50% or more of the voting rights in the company have been received 20 days before the proposed date, or if that 50% level is not achieved, the company shall within five days notify shareholders again by public announcement of the matters to be considered at the meeting and the date and place of the meeting, and the annual general meeting may be held thereafter. The Mandatory Provisions require class meetings to be held in the event of a variation or derogation of the class rights of a class. Holders of domestic invested shares and holders of overseas listed foreign invested shares are deemed to be different classes of shareholders for this purpose.

(x) Directors

A company shall have a board of directors, which shall consist of five to nineteen members, and there can be staff representatives of the company. The term of office of the directors shall be provided for by the articles of association, but each term of office shall not exceed three years. The directors may hold consecutive terms upon re-election.

Meetings of the board of directors shall be convened at least twice a year. A notice of meeting shall be given to all directors at least ten days before the meeting. The board of directors may provide for a different method of giving notice and notice period for convening an extraordinary meeting of the board of directors.

Under the Company Law, the board of directors exercises the following functions and powers:

- to convene the shareholders' general meeting and report on its work to the shareholders;
- to implement the resolution of the shareholders' general meeting;
- to decide on the company's business plans and investment plans;
- to formulate the company's proposed annual financial budget and final accounts;
- to formulate the company's proposals for profit distribution and for recovery of losses;
- to formulate proposals for the increase or reduction of the company's registered capital and the issue of corporate bonds;
- to prepare plans for the merger, division or dissolution or the change of the corporate form of the company;
- to decide on the company's internal management structure;
- to appoint or dismiss the company's general manager, and based on the general manager's recommendation, to appoint or dismiss deputy general managers and financial officers of the company and to decide on their remuneration;
- to formulate the company's basic management system; and
- other functions and powers as specified in the articles of association.

In addition, the Mandatory Provisions provide that the board of directors is also responsible for formulating the proposals for amendment of the articles of association of a company.

Meetings of the board of directors shall be held only if more than half of the directors are present. Resolutions of the board of directors require the approval of more than half of all directors.

If a director is unable to attend a board meeting, he may appoint another director by a written power of attorney specifying the scope of the authorization for another director to attend the meeting on his behalf.

If a resolution of the board of directors violates the laws, administrative regulations or the company's articles of association as a result of which the company sustains serious losses, the directors participating in the resolution are liable to compensate the company. However, if it can be proven that a director expressly objected to the resolution when the resolution was voted on, and that such objections were recorded in the minutes of the meeting, such director may be relieved of that liability.

Under the Company Law, the following persons may not act as a director of a company:

- persons without capacity or restricted capacity to undertake civil liabilities;
- persons who have committed the offence of corruption, bribery, taking of property, misappropriation of property or destruction of the social economic order, and have been sentenced to criminal punishment, where less than five years have elapsed since the date of completion of the

sentence; or persons who have been deprived of their political rights due to criminal offence, where less than five years have elapsed since the date of the completion of implementation of this deprivation;

- persons who are former directors, factory managers or managers of a company or enterprise that has been bankrupt and has been liquidated due to mismanagement, and those persons are personally liable for the bankruptcy of such company or enterprise, where less than three years have elapsed since the date of the completion of the bankruptcy and liquidation of the company or enterprise;
- persons who were legal representatives of a company or enterprise which had its business license revoked due to violation of the law and who are personally liable, and less than three years have elapsed since the date of the revocation of the business license; or
- persons who have a relatively large amount of debt due and outstanding; or other circumstances under which a person is disqualified from acting as a director of a company are set out in the Mandatory Provisions (which have been incorporated in the Articles of Association, a summary of which is set out in Appendix VIII).

The board of directors shall appoint a chairman, who is elected with approval of more than half of all the directors. The chairman of the board of directors exercises the following functions and powers (including but not limited to):

- to preside over shareholders' general meetings and convene and preside over meetings of the board of directors;
- to check on the implementation of the resolutions of the board of directors;

The legal representative of a company, in accordance with the company's articles of association, may be the chairman, any executive director or the manager.

The Special Regulations provide that a company's directors, supervisors, managers and other officers bear fiduciary duties and the duty to act diligently. They are required to faithfully perform their duties, protect the interests of the company and not to use their positions for their own benefit. The Mandatory Provisions (which have been incorporated into the Articles of Association, a summary of which is set out in Appendix VIII) contains further elaborations of such duties.

(xi) Supervisors

A company shall have a supervisory committee composed of not less than three members. Each term of office of a supervisor is three years, and the supervisors may hold consecutive terms upon re-election. The supervisory committee is made up of shareholders representatives and an appropriate proportion of the company's staff representatives; and the percentage of the number of the company's staff representatives shall not be less than one-third. Directors and senior management shall not act as supervisors.

The supervisory committee exercises the following functions and powers:

- check the financial affairs of the company;
- supervise the directors and senior management in the performance of their duties, and to put forward proposals on the removal of any director or senior manager who violates laws,

administrative regulations, the articles of association or any resolution of the shareholders' meeting;

- require the director or senior manager to make corrections if his act is detrimental to the interests of the company;
- propose the convening of extraordinary shareholders' general meetings, and to convene and preside over shareholders' meetings when the board of directors fails to exercise the function of convening and presiding over shareholders' meetings;
- put forward proposals at shareholders' general meetings;
- initiate actions against directors or senior management; and
- other functions and duties as provided for by the articles of association.

The circumstances under which a person is disqualified from being a director of a company described above apply mutates mutandis to supervisors of a company.

(xii) Managers and senior officers

A company shall have a manager who shall be appointed or removed by the board of directors. The manager is accountable to the board of directors and may exercise the following powers:

- manage the production, operation and management of the company and arrange for the implementation of resolutions of the board of directors;
- arrange for the implementation of the company's annual business and investment plans;
- formulate plans for the establishment of the company's internal management structure;
- formulate the basic administration system of the company;
- formulate the company's internal rules;
- recommend the appointment and dismissal of deputy managers and any financial officer and appoint or dismiss other administration officers (other than those required to be appointed or dismissed by the board of directors);
- attend board meetings as a non-voting attendant; and
- other powers conferred by the board of directors or the company's articles of association.

The Special Regulations and the Mandatory Provisions provide that the other senior management personnel of a company include the chief financial officer, secretary of the board of directors and other executives as specified in the articles of association of the company.

The circumstances under which a person is disqualified from being a director of a company described above apply mutatis mutandis to managers and officers of the company. The articles of association of a company shall have binding effect on the shareholders, directors, supervisors, managers and other senior management of the company. Such persons shall be entitled to exercise their rights, apply for arbitration and issue legal proceedings according to the articles of association of the company. The provisions of the

Mandatory Provisions regarding the senior management personnel of a company have been incorporated in the Articles of Association (a summary of which is set out in Appendix VIII).

(xiii) Duties of directors, supervisors, managers and senior officers

A director, supervisor, manager and other senior officers of a company are required under the Company Law to comply with the relevant laws, regulations and the company's articles of association, carry out their duties honestly and protect the interests of the company. A director, supervisor, manager and other senior officers of a company is also under a duty of confidentiality to the company and is prohibited from divulging secret information of the company unless permitted by the relevant laws and regulations or by the shareholders.

A director, supervisor, manager and other senior officers who contravenes any law, regulation or the company's articles of association in the performance of his duties which results in any loss to the company shall be personally liable to the company.

The Special Regulations and the Mandatory Provisions provide that a director, supervisor, manager and other senior officers of a company owe fiduciary duties to the company and are required to perform their duties faithfully and to protect the interests of the company and not to make use of their positions in the company for their own benefit.

(xiv) Finance and accounting

A company shall establish its financial and accounting systems according to the laws, administrative regulations and the regulations of the responsible financial department of the State Council. At the end of each financial year, a company shall prepare a financial report which shall be audited and verified as provided by law.

A company shall make available its financial statements at the company for the inspection by the shareholders at least 20 days before the convening of the annual general meeting of shareholders. A company established by the public subscription method must publish its financial statements.

When distributing each year's after-tax profits, the company shall set aside 10% of its after-tax profits for the company's statutory common reserve (except where such reserve has reached 50% of the company's registered capital). After a company has made an allocation to its statutory common reserve from its after-tax profit, subject to a resolution of the shareholders' meeting or the shareholders' general meeting, the company may make an allocation to a discretionary common reserve from the after-tax profits.

If the aggregate balance of the company's statutory common reserve is not enough to make up for the losses of the company of the previous year, the current year's profits shall first be used for making good the losses before the statutory common reserve is set aside according to the provisions of the preceding paragraph.

After the losses have been made up and statutory common reserves have been set aside, the remaining profits shall be distributed to shareholders in proportion to the number of shares held by shareholders as in the case of a joint stock limited company, except as otherwise provided in the articles of association.

The capital common reserve of a joint stock limited company is made up of the premium over the nominal value of the shares of the company on issue, and other amounts required by the financial department of the State Council to be treated the capital reserve.

The company's common reserves shall be used for making up losses, expanding the production and business scale or increasing the capital of the company, but the capital reserve shall not be used for making up the company's losses. Where the statutory common reserve is converted into capital, the balance of the statutory common reserve shall not be less than 25% of the registered capital before such conversion.

(xv) Appointment and retirement of auditors

The Special Regulations require a company to employ an independent PRC qualified accounting firm to audit the company's annual report and review and check other financial reports.

The auditors are to be appointed for a term commencing from the close of an annual general meeting and ending at the close of the next annual general meeting.

If a company removes or ceases to continue to appoint the auditors, it is required by the Special Regulations to give prior notice to the auditors and the auditors are entitled to make representations before the shareholders in general meeting. The appointment, removal or non re-appointment of auditors shall be decided by the shareholders at shareholders' general meetings and shall be filed with the CSRC for record.

(xvi) Distribution of profits

The Special Regulations provide that the dividends and other distributions to be paid to holders of overseas listed foreign invested shares shall be declared and calculated in Renminbi and paid in foreign currency. Under the Mandatory Provisions, the payment of foreign currency to shareholders shall be made through a receiving agent.

(xvii) Amendments to articles of association

Any amendments to the company's articles of association must be made in accordance with the procedures set forth in the company's articles of association. Any amendment of provisions incorporated in the articles of association in connection with the Mandatory Provisions will only be effective after approval by the companies approval department of the State Council and CSRC. In relation to matters involving the company's registration, the company shall modify its registration with the companies registration authority.

(xviii) Dissolution and liquidation

A company may apply for the declaration of insolvency by reason of its inability to pay debts as they fall due. After the People's Court has made a declaration of the company's insolvency, the shareholders, the relevant authorities and the relevant professionals shall form a liquidation committee to conduct the liquidation of the company.

Under the Company Law, a company shall be dissolved in any of the following events:

(1) the term of its operations set down in the company's articles of association has expired or events of dissolution specified in the company's articles of association have occurred;

(2) the shareholders in a general meeting have resolved to dissolve the company;

(3) the company is dissolved by reason of its merger or demerger;

(4) the company is subject to the revocation of business license, a closure order or dismissal in accordance with laws; or

(5) in the event that the company encounters substantial difficulties in its operation and management and its continuance shall cause a significant loss, in the interest of shareholders, and where this cannot be resolved through other means, shareholders who hold more than 10% of the total shareholders' voting rights of the company may present a petition to the People's Court for the dissolution of the company.

Where the company is dissolved in the circumstances described in (1), (2), (4) and (5) above, a liquidation committee must be formed within 15 days from the date of dissolution. Members of the liquidation committee shall be appointed by the shareholders in the general meeting.

If a liquidation committee is not established within the stipulated period, the company's creditors can apply to the People's Court for its establishment. The liquidation committee shall notify the company's creditors within 10 days after its establishment, and issue a public notice in the newspapers within 60 days. A creditor shall lodge his claim with the liquidation committee within 30 days after receiving notification, or within 45 days of the public notice if he did not receive any notification.

The liquidation committee shall exercise the following functions and powers during the liquidation period:

- handle the company's assets and to prepare a balance sheet and an inventory of the assets;
- notify creditors or issue public notices;
- deal with and settle any outstanding business of the company;
- pay any tax overdue;
- settle the company's financial claims and liabilities;
- handle the surplus assets of the company after its debts have been paid off; and
- represent the company in civil lawsuits.

If the company's assets are sufficient to meet its liabilities, they shall be applied towards the payment of the liquidation expenses, wages owed to the employees and labor insurance expenses, tax overdue and debts of the company. Any surplus assets shall be distributed to the shareholders of the company in proportion to the number of shares held by them.

A company shall not engage in operating activities unrelated to the liquidation. If the liquidation committee becomes aware that the company does not have sufficient assets to meet its liabilities, it must immediately apply to the People's Court for a declaration for bankruptcy. Following such declaration, the liquidation committee shall hand over all affairs of the liquidation to the people's court.

Upon completion of the liquidation, the liquidation committee shall submit a liquidation report to the shareholders' general meeting or the relevant supervisory department for verification. Thereafter, the report shall be submitted to the company registration authority in order to cancel the company's registration, and a public notice of its termination shall be issued.

Members of the liquidation committee are required to discharge their duties honestly and in compliance with relevant laws. A member of the liquidation committee is liable to indemnify the company and its creditors with respect to any loss arising from his willful or material default.

(xix) Overseas Listing

The shares of a company shall only be listed overseas after obtaining approval from the securities regulatory authority of the State Council and the listing must be arranged in accordance with procedures specified by the State Council.

According to the Special Regulations, a company's plan to issue overseas listed foreign invested shares and domestic invested shares which has been approved by the Securities Commission may be implemented by the board of directors of a company by way of respective issues, within 15 months after approval is obtained from Securities Commission.

(xx) Loss of H share certificates

A shareholder may apply, in accordance with the relevant provision set out in the PRC Civil Procedure Law, to a people's court in the event that H share certificates in registered form are either stolen or lost, for a declaration that such certificates will no longer be valid. After such a declaration has been obtained, the shareholder may apply to the company for the issue of replacement certificates.

The Mandatory Provisions provide for a separate procedure regarding loss of H share certificates (which has been incorporated in the Articles of Association, a summary of which is set out in Appendix VIII).

(xxi) Suspension and Termination of Listing

The new and amended Company Law has deleted provisions governing suspension and termination of listing. The new Securities Law has been amended as follows: the trading of shares of a company on a stock exchange may be suspended if so decided by the Securities Exchange under one of the following circumstances:

(1) the total amount of shares shareholding distribution no longer complies with the necessary requirements for a listed company;

(2) the company failed to make public its financial position in accordance with the requirements or there is false information in the company's financial report with the possibility of misleading investors;

(3) the company has committed a major breach of the law;

(4) the company has incurred losses for latest three (3) consecutive years; or

(5) other circumstances as required by the listing rules of the relevant stock exchange(s)

Under the Securities Law, in the event that the conditions for listing are not satisfied within the period stipulated by the relevant stock exchange in the case described in (1) above, or the company has refused to rectify the situation in the case described in (2) above, or the company fails to become profitable in the next subsequent year in the case described in (4) above, the relevant stock exchange shall have the right to terminate the listing of the shares of the company.

The Company Law provides that the Stock Exchange may also terminate the listing of a company's shares in the event that the company resolves to be dissolved or is so instructed by its government supervisory body, or the company is declared bankrupt, or being involved in any other circumstances as required by the listing rules of the stock exchanges.

(xxii) Merger and demerger

Companies may merge through merger by absorption or through the establishment of a newly merged entity. If it merges by absorption, the company which is absorbed shall be dissolved. If it merges by forming a new corporation, both companies will be dissolved.

(d) Securities law and other relevant regulations

The PRC has promulgated a number of regulations that relate to the issue and trading of Shares and disclosure of information by the Company. In October 1992, the State Council established the Securities Committee and the CSRC. The Securities Committee is responsible for co-coordinating the drafting of securities regulations, formulating securities-related policies, planning the development of securities markets, directing, coordinating and supervising all securities-related institutions in the PRC and administering the CSRC. The CSRC is the regulatory body of the Securities Committee and is responsible for the drafting of regulatory provisions of securities markets, supervising securities companies, regulating public offers of securities by PRC companies in the PRC or overseas, regulating the trading of securities, compiling securities-related statistics and undertaking research and analysis.

On 22 April 1993, the State Council promulgated the Interim Provisions on the Management of Issuing and Trading of Shares. These regulations deal with the application and approval procedures for public offerings of equity securities, trading in equity securities, the acquisition of listed companies, deposit, settlement, clearing and transfer of listed equity securities, the disclosure of information with respect to a listed company, investigation and penalties and dispute settlement. According to these regulations, a company must obtain the approval of the Securities Committee to offer its shares outside the PRC. In addition, if a company proposes to issue Renminbi denominated ordinary shares as well as special Renminbi-denominated shares, it must comply with the Interim Provisions on the Management of Issuing and Trading of Shares. Provisions of these regulations in relation to acquisitions of listed companies and disclosure of information expressly apply to listed companies in general without being confined to listed companies on any particular stock exchange.

On 2 September 1993, the Securities Committee promulgated the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities. The prohibitions imposed by these measures include: such conducts as insider dealing, market manipulation, fraudulence and false statement with respect to the issuing and trading of securities and other activities, including but not limited to, the use of insider information in connection with the issuance of, or trading in, securities (insider information being defined to include undisclosed material information known to any insider, which may affect the market price of securities); the use of funds or information or through an abuse of power to create a false or disorderly market or influencing the market price of securities or inducing investors to make investment decisions without knowledge of actual circumstances; and the making of any statement in connection with the issue of, and trading in, securities which is false or materially misleading, or contains any material omission. Penalties imposed for contravening any of the provisions of the measures include fines, confiscation of profits and suspension of trading. In serious cases, criminal liability may be imposed.

On 25 December 1995, the State Council promulgated the Regulations of the State Council Concerning Domestic Listed Foreign Shares of Joint Stock Limited Liability Companies. These regulations deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of domestic listed foreign shares and disclosure of information related to joint stock limited liability companies with domestically listed foreign shares.

The Securities Law took effect on 1 July 1999 and was revised for the first time as of 28 August 2004 and for the second time on 27 October 2005. This is the first national securities law in the PRC, and it is divided into 12 chapters and 240 articles regulating, among other things, the issue and trading of securities, takeovers by listed companies, securities exchanges, securities companies and the duties and responsibilities of the State Council's securities regulatory authorities. The Securities Law comprehensively regulates activities in the PRC securities market. Article 238 of the Securities Law provides that a company must obtain prior approval from the State Council's regulatory authorities to list shares outside the PRC. Article 239 of the Securities Law provides that specific measures with respect to shares of companies in the PRC that are to be subscribed and traded in foreign currencies shall be separately formulated by the State Council. Currently, the issue and trading of foreign issued shares (including H Shares) are still mainly governed by the rules and regulations promulgated by the State Council and the CSRC.

Rules of Shanghai Stock Exchange for the Listing of Stocks (hereinafter referred to as "Listing Rules") was promulgated in January 1998 and amended in May 2000, June 2001, February 2002, December 2004, and May 2006, and was enacted by the Shanghai Stock Exchange under the authorization of CSRC in accordance with laws, administrative regulations, administrative rules and other normative documents. The Listing Rules provide for the supervision of the listing company, its directors, supervisors, senior management personnel, shareholders, actual controller, purchaser, other information disclosure obligors, the recommender and relevant personnel thereof; the standardization of the listing activities of stocks, convertible corporate bonds and securities derivatives as well as information disclosure activities of the listing company and other relevant obligors; the maintenance of order in the security markets, and the protection of investors and issuers' legitimate rights and interests. According to the Listing Rules, when a company that is listed in the Shanghai Stock Exchange and an overseas stock exchange simultaneously is required to disclose information by the overseas stock exchange, it shall report to the Shanghai Stock Exchange, and disclose the identical information domestically at the same time after getting its approval. The reports and announcements provided by the listing company to other stock exchanges shall be consistent with the ones provide to Shanghai Stock Exchange. When a serious difference occurs, the listing company shall provide a special explanation, and disclose the correction or supplement announcement according to the requirements of the Shanghai Stock Exchange.

(e) Arbitration and enforcement of arbitral awards

The *Arbitration Law of the People's Republic of China* (the "Arbitration Law") was passed by the Standing Committee on 31 August 1994 and became effective on 1 September 1995. It is applicable to contract disputes and other property disputes between natural person, legal person and other organizations where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration rules, formulate interim arbitration rules in accordance with the Arbitration Law and the PRC Civil Procedure Law. Where

the parties have by agreement provided arbitration as the method for dispute resolution, the people's court will refuse to handle the case.

The Hong Kong Listing Rules and the Mandatory Provisions require an arbitration clause to be included in a company's Articles of Association and, in the case of the Hong Kong Listing Rules, also in contracts with each of the directors and supervisors, to the effect that whenever any disputes or claims arise between holders of H Shares and the company; holders of H Shares and the directors, supervisors, manager or other senior officers; or holders of H Shares and holders of domestic shares, with respect to any disputes or claims in relation to the companies affairs or as a result of any rights or obligations arising under its Articles of Association, the PRC Company Law or other relevant laws and administrative regulations, such disputes or claims shall be referred to arbitration.

Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim , as the Company or its shareholders, directors, supervisors, managers or other senior management personnel, shall comply with the arbitration. Disputes with respect to the definition of shareholders and disputes related to a company's register of shareholders need not be resolved by arbitration.

A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. If the claimant elects for arbitration to be carried out at the Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

Under the Arbitration Law and PRC Civil Procedure Law, an arbitral award is final and binding on the parties. If a party fails to comply with an award, the other party to the award may apply to the people's court for enforcement. A people's court may refuse to enforce an arbitral award made by an arbitration commission if there is any procedural or membership irregularity specified by law or the award exceeds the scope of the arbitration agreement or is outside the jurisdiction of the arbitration commission.

A party seeking to enforce an arbitral award by a PRC arbitration panel against a party who, or whose property, is not within the PRC, may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognized and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC.

The PRC acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") adopted on 10 June, 1958 pursuant to a resolution of the Standing Committee passed on 2 December, 1986. The New York Convention provides that all arbitral awards made in a state which is a party to the New York Convention shall be recognized and enforced by other parties to the New York Convention, subject to their right to refuse enforcement under certain circumstances, including where the enforcement of the arbitral award is against the public policy of the state to which the request for enforcement is made

It was declared by the Standing Committee simultaneously with the accession of the PRC that (1) the PRC will only recognize and enforce foreign arbitral awards on the principle of reciprocity and (2) the PRC will only apply the New York Convention in disputes considered under PRC laws to arise from contractual and non-contractual mercantile legal relations. On 18 June 1999, an arrangement was made between Hong Kong and the Supreme People's Court of the PRC for the mutual enforcement of arbitral awards. This new arrangement was approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council, and became effective on 1 February 2000. The arrangement is made in accordance with the spirit of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards 1958. Under the arrangement, awards made by PRC arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in China.

2. HONG KONG LAWS AND REGULATIONS

(a) Company Law

The Hong Kong law applicable to a company incorporated in Hong Kong is based on the Companies Ordinance and supplemented by common law and rules of equity that apply to Hong Kong. The Company, which is a joint stock limited company established in the PRC, is governed by the PRC Company Law and all other rules and regulations promulgated pursuant to the PRC Company Law.

Set out below is a summary of the material differences between the Hong Kong company law applicable to a company incorporated in Hong Kong and the PRC Company Law applicable to a joint stock limited company incorporated and existing under the PRC Company Law. This summary is, however, not intended to be an exhaustive comparison.

(i) Corporate existence

Under Hong Kong company law, a company having share capital, is incorporated and will acquire an independent corporate existing after the company registrar of Hong Kong issuing a certificate of incorporation. A company may be incorporated as a public company or a private company. Pursuant to the Companies Ordinance the articles of association of a private company incorporated in Hong Kong shall contain certain pre-emptive provisions. A public company's articles of association does not contain such preemptive provisions.

Under the PRC Company Law, a company may be incorporated by promotion or public subscription. A company must have a minimum registered capital of RMB5 million, or a higher amount as may otherwise be required by laws and regulations. Hong Kong law does not prescribe any minimum capital requirement for a Hong Kong company. Under the PRC Company Law, the monetary contributions by all the shareholders must not be less than 30% of the registered capital. There is no such restriction on a Hong Kong company under Hong Kong law.

(ii) Share capital

Under Hong Kong law, the authorized share capital of a Hong Kong company is the amount of share capital which the company is authorized to issue and a company is not bound to issue the entire amount of its authorized share capital. The authorized share capital may be larger than its issued share capital. Hence, the directors of a Hong Kong company may, with the prior approval of the shareholders, if required, cause the

company to issue new shares. The PRC Company Law does not provide for authorized share capital. The registered capital of a joint stock limited company is the amount of the issued share capital. Any increase in registered capital must be approved by the shareholders in a general meeting and by the relevant PRC Governmental and regulatory authorities.

Under the PRC Company Law, a company which is authorised by the relevant securities administration authority to list its shares on a stock exchange must have a registered capital of not less than RMB30 million. Hong Kong law does not prescribe any minimum capital requirements for companies incorporated in Hong Kong.

Under the PRC Company Law, the shares may be subscribed for in the form of money or non-monetary assets (other than assets not entitled to be used as capital contributions under relevant laws and administrative regulations). For non-monetary assets to be used as capital contributions, appraisals and verification must be carried out to ensure no overvaluation or under-valuation of the assets. The monetary contribution shall not be less than 30% of a joint stock limited company's registered capital. There is no such restriction on a Hong Kong company under Hong Kong law.

(iii) Restrictions on shareholding and transfer of shares

Under PRC law, the domestic shares ("domestic shares") in the share capital of a joint stock limited company which are denominated and subscribed for in Renminbi may only be subscribed or traded by the State, PRC legal and natural persons. The overseas listed foreign shares ("foreign shares") issued by a joint stock limited company which are denominated in Renminbi and subscribed for in a currency other than Renminbi, may only be subscribed for, and traded by, investors from Hong Kong, Macau and Taiwan or any country and territory outside the PRC.

Under the PRC Company Law, shares in a joint stock limited company held by its promoters cannot be transferred within one year after the date of establishment of the company. Shares in issue prior to the company's public offering cannot be transferred within one year from the listing date of the shares on the Hong Kong Stock Exchange. Shares in a joint stock limited company held by its directors, supervisors and managers and transferred each year during their term of office shall not exceed 25% of the total shares they held in the company, and the shares they held in the company cannot be transferred within one year from the listing date of the shares, and also cannot be transferred within half a year after the said personnel has left office. The articles of association may set other restrictive requirements on the transfer of the company's shares held by its directors, supervisors and officers. There are no such restrictions on shareholdings and transfers of shares under Hong Kong law.

(iv) Financial assistance for acquisition of shares

Although the PRC Company Law does not contain any provision prohibiting or restricting a joint stock limited company or its subsidiaries from providing financial assistance for the purpose of an acquisition of its own or its holding company's shares, the Mandatory Provisions contain certain restrictions on a company and its subsidiaries providing such financial assistance similar to those under Hong Kong company law.

(v) Variation of class rights

The PRC Company Law makes no specific provision relating to variation of class rights. However, the PRC Company Law states that the State Council can promulgate regulations relating to other kinds of shares. The Mandatory Provisions contain elaborate provisions relating to the circumstances which are deemed to be variations of class rights and the approval procedures required to be followed regarding variations of class rights. These provisions have been incorporated in the Articles of Association, which are summarized in Appendix VIII to this Prospectus. Under the Companies Ordinance, no rights attached to any class of shares can be varied except (i) with the approval of a special resolution of the holders of the relevant class at a separate meeting, (ii) with the consent in writing of the holders of three-fourths in nominal value of the issued shares of the class in question, (iii) by agreement of all the members of a Hong Kong company or (iv) if there are provisions in the articles of association relating to the variation of those rights, then in accordance with those provisions. The Company (as required by the Listing Rules and the Mandatory Provisions) has adopted in the Articles of Association provisions protecting class rights in a similar manner to those found in Hong Kong law. Holders of overseas listed foreign invested shares and domestic invested shares are defined in the Articles of Association as different classes, except where (i) the Company issues and allots, in any 12-month period, pursuant to a Shareholders' special resolution, not more than 20% of each of the issued overseas listed foreign invested shares and the issued domestic invested shares existing as at the date of the Shareholders' special resolution; and (ii) the plan for the issue of domestic invested shares and listed foreign invested shares upon its establishment is implemented within 15 months following the date of approval by the CSRC. The Mandatory Provisions contain detailed provisions relating to circumstances which are deemed to constitute a variation of class rights.

(vi) Directors

The PRC Company Law, unlike Hong Kong company law, does not contain any requirements relating to the declaration of interests in material contracts; restrictions on interested directors being counted towards the quorum of, and voting at, a meeting of the board of directors at which a transaction in which a director is interested is being considered; restrictions on directors' authority in making major dispositions; restrictions on companies providing certain benefits, such as loans to directors and guarantees in respect of directors' liability and prohibitions against compensation for loss of office without shareholders' approval. The Mandatory Provisions, however, contain requirements and restrictions on major dispositions and specify the circumstances under which a director may receive compensation for loss of office, all of which provisions have been incorporated in the Articles of Association, a summary of which is set out in Appendix VIII to this document.

(vii) Supervisory committee

Under the PRC Company Law, the board of directors and managers of a joint stock limited company is subject to the supervision and inspection of a supervisory committee but there is no mandatory requirement for the establishment of a supervisory committee for a company incorporated in Hong Kong. The Mandatory Provisions provide that each supervisor owes a duty, in the exercise of his powers, to act in good faith and honestly in what he considers to be in the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise under comparable circumstances.

(viii) Derivative action by minority shareholders

Hong Kong law permits minority shareholders to start a derivative action on behalf of a company against directors who have committed a breach of their fiduciary duties to the company, if such directors control a majority of votes at a general meeting, thereby effectively preventing a company from suing the directors in breach of their duties in its own name. The PRC Company Law gives shareholders of a joint stock limited company the right to initiate proceedings in the people's court to restrain the implementation of any resolution passed by the shareholders in a general meeting, or by the board of directors, that violates any law or infringes the lawful rights and interests of the shareholders, there is no form of proceedings equal to a derivative action. The Mandatory Provisions further provide remedies to the company against directors, supervisors and officers in breach of their duties to the company. In addition, every director and supervisor of a joint stock limited company applying for a listing of its foreign shares on the Hong Kong Stock Exchange is required to give an undertaking in favor of the company to comply with the company's articles of association. This allows minority shareholders to act against the directors and supervisors in default.

(ix) Protection of minorities

Under Hong Kong law, a shareholder who complains that the affairs of a company incorporated in Hong Kong are conducted in a manner unfairly prejudicial to his interests may petition to court to either wind up the company or make an appropriate order regulating the affairs of the company. In addition, on the application of a specified number of members, the Financial Secretary of the Hong Kong Government may appoint inspectors who are given extensive statutory powers to investigate the affairs of a company incorporated in Hong Kong. The PRC law does not contain similar safeguards. The Mandatory Provisions, however, contain provisions to the effect that a controlling shareholder may not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of a company to relieve a director or supervisor of his duty to act honestly in the best interests of the company or to approve the expropriation by a director or supervisor of the company's assets or the individual rights of other shareholders.

(x) Notice of shareholders' meetings

Under the PRC Company Law, notice of a shareholders' general meeting must be given not less than 20 days before the meeting, or, in the case of a company having bearer shares, a public announcement of a shareholders' general meeting must be made at least 30 days prior to it being held. Under the Special Regulations and the Mandatory Provisions, 45 days' written notice must be given to all shareholders and shareholders who wish to attend the meeting must reply in writing 20 days before the date of the meeting. For a company incorporated in Hong Kong, the minimum notice periods of a general meeting convened for passing an ordinary resolution and a special resolution are 14 days and 21 days, respectively. The notice period for an annual general meeting is 21 days.

(xi) Quorum for shareholders' meetings

Under Hong Kong law, the quorum for a general meeting is two members unless the articles of association of the company otherwise provide. For one member companies, one member will be a quorum. The PRC Company Law does not specify any quorum requirement for a shareholders' general meeting, but the Special Regulations and the Mandatory Provisions provide that a company's general meeting can be

convened when replies to the notice of that meeting have been received from shareholders whose shares represent 50% of the voting rights in the company at least 20 days before the proposed date of the meeting. If that 50% level is not achieved, the company shall within five days notify its shareholders by public announcement and the shareholders' general meeting may be held thereafter.

(xii) Voting

Under Hong Kong law, an ordinary resolution is passed by a simple majority of votes cast by members present in person or by proxy at a general meeting and a special resolution is passed by a majority of not less than three-fourths of votes cast by members present in person or by proxy at a general meeting. Under the PRC Company Law, the passing of any resolution requires more than one half of the votes cast by shareholders present in person or by proxy at a shareholders' general meeting except in cases of proposed amendment to the articles of association, increase or reduction of share capital, and merger, demerger or dissolution of a joint stock limited company or changes to the company status, which require two-thirds or more of votes cast by shareholders present at a shareholders' general meeting.

(xiii) Financial disclosure

A company is required under the PRC Company Law to make available at its office for inspection by shareholders its annual balance sheet, profit and loss account, statements of changes in financial position and other relevant annexes 20 days before the annual general meeting of shareholders. In addition, a company established by way of public subscription under the PRC Company Law must publish its financial position. The annual balance sheet has to be verified by registered accountants. The Companies Ordinance requires a company to send to every shareholder a copy of its balance sheet, auditors' report and directors' report, which are to be laid before the company in its annual general meeting, not less than 21 days before such meeting.

A company is required under the PRC law to prepare its financial statements in accordance with the PRC accounting standards. The Mandatory Provisions require that the company must, in addition to preparing accounts according to the PRC standards, have its accounts prepared and audited in accordance with International Accounting Standards or Hong Kong accounting standards and its financial statements must also contain a statement of the financial effect of the material differences (if any) from the financial statements prepared in accordance with the PRC accounting standards.

The Special Regulations require that there should not be any inconsistency between the information disclosed within and outside the PRC and that, to the extent that there are differences in the information disclosed in accordance with the relevant PRC and overseas laws, regulations and requirements of the relevant stock exchanges, such differences should also be disclosed simultaneously.

(xiv) Information on directors and shareholders

The PRC Company Law gives the shareholders of a company the right to inspect the Articles of Association, minutes of the shareholders' general meetings and financial and accounting reports. Under the Articles of Association, shareholders of a company have the right to inspect and copy (at reasonable charges) certain information on shareholders and on directors similar to that available to shareholders of Hong Kong companies under Hong Kong law.

(xv) Receiving agent

Under both the PRC Company Law and Hong Kong law, dividends once declared become debts payable to shareholders. The limitation period for debt recovery action under Hong Kong law is six years, while that under the PRC law is two years. The Mandatory Provisions require the appointment of a trust company registered under the Hong Kong Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) as a receiving agent to receive on behalf of holders of foreign shares dividends declared and all other monies owed by a joint stock limited company in respect of such foreign shares.

(xvi) Corporate reorganization

Corporate reorganizations involving a company incorporated in Hong Kong may be effected in a number of ways, such as a transfer of the whole or part of the business or property of the company to another company in the course of being wound up voluntarily pursuant to section 237 of the Companies Ordinance or a compromise or arrangement between the company and its creditors or between the company and its members pursuant to section 166 of the Companies Ordinance which requires the sanction of the court. Under PRC Company Law, the merger, demerger, dissolution or change to the status of a company has to be approved by shareholders at general meeting.

(xvii) Arbitration of disputes

In Hong Kong, disputes between shareholders and a company incorporated in Hong Kong or its directors may be resolved through the courts. The Mandatory Provisions provide that such disputes should be submitted to arbitration at either the HKIAC or the CIETAC at the claimant's choice.

(xviii) Mandatory deductions

Under the PRC Company Law, after-tax profits of a company are subject to deductions of contributions to the statutory surplus reserve fund and the statutory public welfare fund of a company before they can be distributed to its shareholders. There are prescribed percentages under the PRC Company Law for such deductions. There are no such requirements under Hong Kong law.

(xix) Remedies of a company

Under the PRC Company Law, if a director, supervisor or manager in carrying out his duties infringes any law, administrative regulation or the articles of association of a company, which results in damage to the company, that director, supervisor or manager should be responsible to the company for such damages. In addition, remedies of the company similar to those available under the Hong Kong law (including rescission of the relevant contract and recovery of profits made by a director, supervisor or officer) have been in compliance with the Hong Kong Listing Rules.

(xx) Dividends

The articles of association of a company empower the company to withhold, and pay to the relevant tax authorities, any tax payable under PRC law on any dividends or other distributions payable to a shareholder. Under Hong Kong law, the limitation period for an action to recover a debt (including the recovery of dividends) is six years, whereas under PRC laws, the relevant limitation period is two years. A company shall

not exercise its powers to forfeit any unclaimed dividend in respect of its listed foreign shares until after the expiry of the applicable limitation period.

(xxi) Fiduciary duties

In Hong Kong, there is the common law concept of the fiduciary duty of directors. Under the PRC Company Law and the Special Regulations, directors, supervisors, officers, and managers owe a fiduciary duty towards a company and are not permitted to engage in any activities which compete with or damage the interests of the company.

(xxii) Closure of register of shareholders

The Companies Ordinance requires that the register of shareholders of a company must not generally be closed for the registration of transfers of shares for more than 30 days (extendable to 60 days in certain circumstances) in a year, whereas the articles of association of a company provide, as required by the PRC Company Law, that share transfers may not be registered within 30 days before the date of a shareholders' meeting or within five days before the record date set for the purpose of distribution of dividends.

(b) Hong Kong Listing Rules

The Hong Kong Listing Rules provide additional requirements which apply to an issuer which is incorporated in the PRC as a joint stock limited company and seeks a primary listing or whose primary listing is on the Hong Kong Stock Exchange. Set out below is a summary of such principal additional requirements which apply to the Company.

(i) Compliance Advisor

A company seeking listing on the Hong Kong Stock Exchange is required to appoint a compliance adviser acceptable to the Stock Exchange for the period from its listing date up to the date of the publication of its first full year's financial results, to provide the company with professional advice on continuous compliance with the Hong Kong Listing Rules and all other applicable laws, regulations, rules, codes and guidelines, and to act at all times, in addition to the company's two authorised representatives, as the principal channel of communication with the Hong Kong Stock Exchange. The appointment of the compliance adviser may not be terminated until a replacement acceptable to the Hong Kong Stock Exchange has been appointed.

If the Hong Kong Stock Exchange is not satisfied that the compliance adviser is fulfilling its responsibilities adequately, it may require the company to terminate the compliance adviser's appointment and appoint a replacement.

The compliance adviser must keep the company informed on a timely basis of changes in the Hong Kong Listing Rules and any new or amended law, regulation or code in Hong Kong applicable to the company. It must act as the company's principal channel of communication with the Hong Kong Stock Exchange if the authorised representatives of the company are expected to be frequently outside Hong Kong.

(ii) Accountants' report

An accountants' report for a PRC issuer will not normally be regarded as acceptable by the Hong Kong Stock Exchange unless the relevant accounts have been audited to a standard comparable to that required in

Hong Kong. Such report will normally be required to conform to either Hong Kong or international accounting standards.

(iii) Process agent

The Company is required to appoint and maintain a person authorized to accept service of process and notices on its behalf in Hong Kong throughout the period during which its securities are listed on the Hong Kong Stock Exchange and must notify the Hong Kong Stock Exchange of his appointment, the termination of his appointment and his contact particulars.

(iv) Public shareholdings

If at any time there are existing issued securities of a PRC issuer other than foreign shares ("foreign shares") which are listed on the Hong Kong Stock Exchange, the Hong Kong Listing Rules require that the aggregate amount of such foreign shares held by the public must constitute not less than 25% of the issued share capital and that such foreign shares for which listing is sought must not be less than 15% of the total issued share capital if the company has an expected market capitalization at the time of listing of not less than HK$50,000,000. The Hong Kong Stock Exchange may, at its discretion, accept a lower percentage of between 15% and 25% if the Company has an expected market capitalization at the time of listing of over HK$10,000,000,000.

(v) Independent non-executive directors and supervisors

The independent non-executive directors of a PRC issuer are required to demonstrate an acceptable standard of competence and adequate commercial or professional expertise to ensure that the interests of the general body of shareholders will be adequately represented. The supervisors of a PRC issuer must have the character, expertise and integrity and be able to demonstrate a standard of competence commensurate with their position as supervisors.

(vi) Restrictions on purchase and subscription of its own securities

Subject to governmental approvals and the provisions of the Articles of Association, the Company may repurchase its own H shares on the Hong Kong Stock Exchange in accordance with the provisions of the Hong Kong Listing Rules. Approval by way of special resolution of the holders of domestic shares and the holders of H shares at separate class meetings conducted in accordance with the Articles of Association is required for share repurchases. In seeking approvals, the Company is required to provide information on any proposed or actual purchases of all or any of its equity securities, whether or not listed or traded on the Hong Kong Stock Exchange. The Directors must also state the consequences of any purchases which will arise under either or both of the Code on Takeovers and Mergers and any similar PRC law of which the directors are aware, if any. Any general mandate given to the directors to repurchase the foreign shares must not exceed 10% of the total amount of existing issued foreign shares of the Company.

(vii) Mandatory provisions

With a view to increasing the level of protection afforded to investors, the Hong Kong Stock Exchange requires the incorporation, in the articles of association of a PRC company whose primary listing is on the Hong Kong Stock Exchange, of the Mandatory Provisions and provisions relating to the change, removal and

resignation of auditors, class meetings and the conduct of the supervisory committee of the Company. Such provisions have been incorporated into the Articles of Association, a summary of which is set out in Appendix VIII to this Prospectus.

(viii) Redeemable shares

The Company must not issue any redeemable shares unless the Hong Kong Stock Exchange is satisfied that the relative rights of the holders of the foreign shares are adequately protected.

(ix) Pre-emptive rights

Except in the circumstances mentioned below, the directors of a company are required to obtain the approval by a special resolution of shareholders in general meeting, and the approvals by special resolutions of the holders of domestic shares and foreign shares (each being otherwise entitled to vote at general meetings) at separate class meetings conducted in accordance with the Company's articles of association, prior to (1) authorizing, allotting, issuing or granting shares or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares or such convertible securities; or (2) any major subsidiary of the Company making any such authorization, allotment, issue or grant so as materially to dilute the percentage equity interest of the company and its shareholders in such subsidiary.

No such approval will be required, but only to the extent that, the existing shareholders of the company have by special resolution in general meeting given a mandate to the directors, either unconditionally or subject to such terms and conditions as may be specified in the resolution, to authorize, allot or issue, either separately or concurrently once every 12 months, not more than 20% of the existing domestic shares and foreign shares as of the date of the passing of the relevant special resolution or of such shares that are part of the company's plan at the time of its establishment to issue domestic shares and foreign shares and which plan is implemented within 15 months from the date of approval by the CSRC.

(x) Supervisors

The Company is required to adopt rules governing dealings by its Supervisors in securities of the Company in terms no less exacting than those of the model code (set out in Appendix 10 to the Hong Kong Listing Rules) issued by the Hong Kong Stock Exchange.

The Company is required to obtain the approval of its shareholders at a general meeting (at which the relevant Supervisor and his associates shall not vote on the matter) prior to the Company or any of its subsidiaries entering into a service contract of the following nature with a Supervisor or proposed Supervisor of the Company or its subsidiary: (1) the term of the contract may exceed three years; or (2) the contract expressly requires the Company to give more than one year's notice or to pay compensation or make other payments equivalent to the remuneration more than one year.

The remuneration committee of the Company or an independent board committee must form a view in respect of service contracts that require shareholders' approval and advise shareholders (other than shareholders with a material interest in the service contracts and their associates) as to whether the terms are fair and reasonable, advise whether such contracts are in the interests of the Company and its shareholders as a whole and advise shareholders on how to vote.

(xi) Amendment to the Articles of Association

The Company is required not to permit or cause any amendment to be made to its Articles of Association which would cause the same to cease to comply with the mandatory provisions of the Hong Kong Listing Rules and the Mandatory Provisions or the PRC Company Law.

(xii) Documents for inspection

The Company is required to make available at a place in Hong Kong for inspection by the public and its shareholders free of charge, and for copying by shareholders at reasonable charges the following:

- a complete duplicate register of shareholders;
- a report showing the state of the issued share capital of the Company;
- the Company's latest audited financial statements and the reports of the Directors, auditors and Supervisors (if any) thereon;
- special resolutions of the Company;
- reports showing the number and nominal value of securities repurchased by the Company since the end of the last certificates year, the aggregate amount paid for such securities and the maximum and minimum prices paid in respect of each class of securities repurchased (with a breakdown between Domestic Shares and H Shares);
- a copy of the latest annual return led with the State Administration of Industry and Commerce of the PRC; and
- for shareholders only, copies of minutes of meetings of shareholders.

(xiii) Receiving agents

The Company is required to appoint one or more receiving agents in Hong Kong and pay to such agent(s) dividends declared and other monies owing in respect of the H Shares to be held, pending payment, in trust for the holders of such H Shares.

(xiv) Statements in H share certificates

The Company is required to ensure that all of its listing documents and H share certificates include the statements stipulated below and to instruct and cause each of its share registrars not to register the subscription, purchase or transfer of any of its shares in the name of any particular holder unless and until such holder delivers to such share registrar a signed form in respect of such shares bearing statements to the following effect that the acquirer of shares:

- agrees with the Company and each shareholder of the Company, and the Company agrees with each shareholder of the Company, to observe and comply with the PRC Company Law, the Special Regulations, the Articles of Association and other relevant laws and administrative regulations;
- agrees with the Company, each shareholder, Director, Supervisor, manager and officer of the Company, and the Company acting for itself and for each Director, Supervisor, manager and

officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award. Such arbitration shall be final and conclusive;

- agrees with the Company and each shareholder of the Company that the H Shares are freely transferable by the holder thereof; and
- authorizes the Company to enter into a contract on his behalf with each Director, Supervisors, Managers and officer of the Company whereby each such Director and officer undertakes to observe and comply with his obligation to shareholders as stipulated in the Articles of Association.

(xv) Compliance with the PRC Company Law, the Special Regulations and the Articles of Association

The Company is required to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association.

(xvi) Contract between the Company and its Directors, officers and Supervisors

The Company is required to enter into a contract in writing with every Director and officer containing at least the following provisions:

- an undertaking by the Director or officer to the Company to observe and comply with the PRC Company law, the Special Regulations, the Articles of Association, the Codes on Takeovers and Mergers and Share Repurchases and an agreement that the Company shall have the remedies provided in the Articles of Association and that neither the contract nor his office is capable of assignment;
- an undertaking by the Director or officer to the Company acting as agent for each shareholder to observe and comply with his obligations to shareholders as stipulated in the Articles of Association;
- an arbitration clause which provides that whenever any differences or claims arise from that contract, the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant law and administrative regulations concerning the affairs of the Company between the Company and its Directors or officers and between a holder of H Shares and a Director or officer of the Company, such differences or claims will be referred to arbitration at either the CIETAC in accordance with its rules or the HKIAC in accordance with its Securities Arbitration Rules, at the election of the claimant and that once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. Such arbitration will be final and conclusive;
- if the party seeking arbitration elects to arbitrate the dispute or claim at HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the Securities Arbitration Rules of HKIAC;

- PRC laws shall govern the arbitration of disputes or claims referred to above, unless otherwise provided by law or administrative regulations;
- the award of the arbitral body is final and shall be binding on the parties thereto;
- the agreement to arbitrate is made by the Director or officer with the Company on its own behalf and on behalf of each shareholder; and
- any reference to arbitration shall be deemed to authorize the arbitral tribunal to conduct hearings in open session and to publish its award.

The Company is also required to enter into a contract in writing with every Supervisor containing statements in substantially the same terms.

(xvii) Subsequent listing

The Company must not apply for the listing of any of its foreign shares on a PRC stock exchange unless the Hong Kong Stock Exchange is satisfied that the relative rights of the holders of foreign shares are adequately protected.

(xviii) English translation

All notices or other documents required under the Hong Kong Listing Rules to be sent by the Company to the Hong Kong Stock Exchange or to holders of H Shares are required to be in the English language, or accompanied by a certified English translation.

(xix) General

If any change in the PRC law or market practices materially alters the validity or accuracy of any of the basis upon which the additional requirements have been prepared, then the Hong Kong Stock Exchange may impose additional requirements or make listing of the equity securities of a PRC issuer, including the Company, subject to special conditions as the Hong Kong Stock Exchange considers appropriate. Whether or not any such changes in the PRC law or market practices occur, the Hong Kong Stock Exchange retains its general power under the Hong Kong Listing Rules to impose additional requirements and make special conditions in respect of the Company's listing.

(c) Other Legal and Regulatory Provisions

Upon the Company's listing, the provisions of the Securities and Futures Ordinance, the Codes on Takeovers and Mergers and Share Repurchases and such other relevant ordinances and regulations as may be applicable to companies listed on the Hong Kong Stock Exchange will apply to the Company.

(d) Securities Arbitration Rules

The Articles of Association provide that certain claims arising from the Articles of Association or the PRC Company Law shall be arbitrated at either the CIETAC or the HKIAC in accordance with their respective rules. The Securities Arbitration Rules of the HKIAC contain provisions allowing an arbitral tribunal to conduct a hearing in Shenzhen for cases involving the affairs of companies incorporated in the PRC and listed on the Hong Kong Stock Exchange so that PRC parties and witnesses may attend. Where any party

applies for a hearing to take place in Shenzhen, the tribunal shall, where satisfied that such application is based on bona fide grounds, order the hearing to take place in Shenzhen conditional upon all parties including witnesses and the arbitrators being permitted to enter Shenzhen for the purpose of the hearing. Where a party (other than a PRC party) or any of its witnesses or any arbitrator is not permitted to enter Shenzhen, then the tribunal shall order that the hearing be conducted in any practicable manner, including the use of electronic media. For the purpose of the Securities Arbitration Rules, a PRC party means a party domiciled in the PRC other than the territories of Hong Kong, Macau and China Taiwan.

Set out below is a summary of the principal provisions of the Articles of Association, the principal objective of which is to provide investors with an overview of the Articles of Association. As the information contained below is in summary form, it does not contain all the information that may be important to potential investors. Copies of the full English and Chinese texts of the Articles of Association are available for inspection as mentioned in "Appendix X — Documents Delivered to the Registrar of Companies and Available for Inspection".

The Articles of Association were adopted by the first extraordinary general meeting of shareholders on 5 November 2007.

The Articles of Association and relevant amendments thereto were adopted or authorized by our shareholders in general shareholders' meeting in accordance with applicable laws and regulations. Beijing Deheng Law Office, its PRC legal adviser, opines that the Articles of Association has complied with the Company Law of the PRC, the Securities Law of the PRC, the Special Regulations and the Mandatory Provisions.

Power of directors, supervisors and other senior officers to allot and issue shares

There is no provision in the Articles of Association empowering the directors, supervisors or other senior officers to allot and issue shares.

Proposals to increase registered capital of the Company must be formulated by the board of directors and submitted for approval by an affirmative vote of at least two thirds or more of the voting rights at the shareholders' meeting. Any such increase is subject to of the formalities prescribed by relevant laws and administrative regulations.

Power to dispose of fixed assets of the Company

Without the prior approval of the shareholders' general meeting, the board of Directors may not dispose or agree to dispose of the fixed assets where the sum of the expected value of the consideration for the proposed disposal and the value of the consideration for disposed fixed assets in the four months period immediately preceding the proposed disposal exceeds 33% of the value of the fixed assets shown in the last balance sheet presented at the shareholders' general meeting.

A disposal of fixed assets in this context shall include the assignment of certain interest in assets other than by way of providing security interest by using fixed assets as collaterals.

The validity of transactions whereby the Company disposes of fixed assets shall not be affected by the breach of above-mentioned restriction contained in the Articles of Association.

Emoluments, compensation or payments for loss of office

The Company shall enter into a written contract with each director and supervisor of the Company concerning his/her emoluments. Such a contract shall be approved by the shareholders' meeting before it is entered into. The above-mentioned emoluments shall include:

- emoluments in respect of his/her service as a director, supervisor or senior management personnel of the Company;
- emoluments in respect of his/her service as a director, supervisor or senior management personnel of a subsidiary of the Company;

- emoluments otherwise in connection with the provision of management or other services to the Company or any subsidiary thereof; and
- funds as compensation for his/her loss of office or retirement to the aforementioned directors and supervisors.

A director or supervisor may not sue the Company for his/her benefits due to him/her on the basis of the above-mentioned matters, except under a contract as mentioned above.

The contract concerning the emoluments between the Company and each director or supervisor of the Company should provide that in the event of a takeover of the Company, a director or supervisor of the Company shall, subject to prior approval of the shareholders' general meeting, have the right to receive the compensation or other funds obtainable for loss of office or retirement.

The term "a takeover of the Company" in the above paragraph shall refer to any of the following circumstances:

- anyone makes a tender offer to all the shareholders;
- anyone makes a tender offer so that the offeror becomes a controlling shareholder as defined in the Articles of Association.

If the relevant Director or Supervisor has failed to comply with the abovementioned provisions, any fund received by him/her shall belong to those persons that have sold their shares as a result of their acceptance of the above-mentioned offer, and the expenses incurred in distribution of such fund on a pro rata basis shall be borne by the relevant Director or Supervisor and may not be paid out of such fund.

Loans to Directors, Supervisors and other senior officers

The Company shall not, directly or indirectly, provide loans, loan guarantee to its Directors, Supervisors, president or other senior officers or the directors, supervisors, president or other senior officers of its parent company; and shall not provide loans, loan guarantee to the related persons of any of the aforementioned personnel.

The above provisions shall not apply where:

- the Company provides loan to its subsidiaries or provides loan guarantee for the benefits of its subsidiaries;
- according to the service contract upon approval of the shareholders' general meeting, the Company provides loan, loan guarantee or other funds by the Company to any of its directors, supervisors, president or other senior officers to meet expenditure incurred or to be incurred by him/her for the purpose of the Company or for the purpose of enable ing him/her to perform his/her duties properly in according with the terms of a service contact approved by the shareholders' general meeting; and financial year end; or
- the Company provides loan or loan guarantee to the related directors, supervisors, president or other senior officers or any of their related persons on its general commercial terms and conditions, if the provision of loan or loan guarantee is within the ordinary business scope of the Company.

Financial assistance for the acquisition of the Company's shares

The Company or its subsidiaries shall not at any time provide any financial assistance in any form to purchasers or prospective purchasers of the shares in the Company. Such purchasers of the Company's shares referred to above shall include persons that directly or indirectly undertake obligations for the purpose of purchasing shares in the Company.

The Company or its subsidiaries shall not at any time provide any financial assistance in any form to the above obligators in order to reduce or discharge their obligations.

However, the acts listed below are not prohibited:

- where the Company provides the relevant financial assistance truthfully for the benefit of the Company and the main purpose of the financial assistance is not to purchase shares in the Company, or the financial assistance is an incidental part of an overall plan of the Company;
- lawful distribution of the Company's property in the form of dividends;
- distribution of dividends in the form of shares;
- reduction of registered capital, repurchase of shares, shareholding structure adjustment, etc., in accordance with the Articles of Association;
- provision of a loan by the Company within its scope of business and in the ordinary course of its business (provided that the same does not lead to a reduction in the net assets of the Company or that if the same constitutes a reduction, the financial assistance is paid out of the Company's distributable profits); and
- the provision of funds by the Company for an employee shareholding plan (provided that the same does not lead to a reduction in the net assets of the Company or that if the same constitutes a reduction, the financial assistance is paid out of the Company's distributable profits).

For these purposes:

- "financial assistance" shall include but not be limited to:
  - — gift;
  - — guarantee (including the undertaking of liability or provisions of property by the guarantor in order to secure the performance of the obligation by the obligator), indemnity (not including, however, indemnity arising from the Company's own fault) and release or waiver of rights;
  - — provision of a loan or conclusion of a contract under which the obligations of the Company are to be fulfilled prior to the obligation of performance by the other party to the contract, or a change in the party to such loan or contract as well as the assignment of rights under such loan or contract; and
  - — financial assistance in any other form when the Company is insolvent or has no net assets or when such assistance would lead to a major reduction in the Company's net assets.
- "undertake obligations" shall include the undertaking of an obligation by the obligor by concluding a contract or making an arrangement or by changing its financial position in any other way; whether or not such contract or arrangement is enforceable and whether or not such obligation is undertaken by the obligator individually or jointly with any other person.

Disclosure of contractual interests with the Company

In cases where a Director, a Supervisor, the president or other senior management of the Company has directly or indirectly vested a material interest in any contract, transaction or arrangement concluded or planned by the Company (except his/her service contract with the Company), he/she shall disclose the nature and extent of his/her interest to the Board of directors at the earliest opportunity, whether or not the matter is normally subject to the approval of the Board.

Unless the interested Director, Supervisor, president or other senior management of the Company has made such disclosure to the Board as required under the preceding paragraph hereof and the matter has been approved by the Board at a meeting in which he/she was not counted in the quorum and was abstained from voting, the Company shall have the right to revoke the contract, transaction or arrangement, except the other party is a bona fide party acting without knowledge of the breach of obligation by the Director, Supervisor, president or other senior management of the Company concerned.

In cases where a related person of the Company's Director, Supervisor, president and other senior management has directly or indirectly vested an interest in any contract, transaction or arrangement, such Director, Supervisor, president and senior management shall also be deemed as having that interest.

If a Director, a Supervisor, president or other senior management of the Company gives a written notice to the Board before the conclusion of the contract, transaction or arrangement is first considered by the Company, stating that due to the contents of the notice, he/she has an interest in the contract, transaction or arrangement that may subsequently be made by the Company, such Director, Supervisor, president or other senior management shall be deemed for the purposes of the above paragraphs hereof to have declared his/her interest, insofar as attributable to the scope stated in the notice.

Remuneration

The remuneration of Directors and Supervisors shall be approved by the shareholders of the Company at the general meeting, as referred to under the section headed "— Emoluments, compensation or payments for loss of office" above.

Retirement, appointment and removal

The Company shall establish a board of directors, which shall comprise of 9 directors. The Board shall have one chairman and one vice chairman.

Directors shall be elected or replaced by the shareholders' general meeting and serve a term of office of three years. Except for independent non-executive Directors, who are limited to a maximum term of six years, a Director may serve consecutive terms if re-elected upon the expiration of his/her term. Subject to the provisions of relevant laws and administrative regulations, the shareholders' general meeting may remove any Directors by ordinary resolution (but without prejudice to any claims for damages under any contracts) prior to the expiration of the term of such Directors.

Directors are natural persons and are not required to hold shares of the Company.

None of the following persons may serve as a Director, Supervisor, president or other senior management of the Company:

- persons without capacity or with limited capacity for civil acts;
- persons who have been sentenced for crimes for corruption, bribery, encroachment or embezzlement of property or disruption of the social or economic order where five years have not lapsed following the serving of the sentence, or persons who were deprived of their political rights for committing a crime where five years have not lapsed following the serving of the sentence;
- directors, or factory directors or managers who bear personal liability for the bankruptcy or liquidation of their companies or enterprises where three years have not lapsed of following the date of completion of such bankruptcy or liquidation;
- the legal representatives of companies or enterprises that had their business licenses revoked or that had been shut down for breaking the law, where such representatives bear individual liability therefor and three years have not lapsed following the date of revocation of such business licenses;
- persons with relatively heavy individual debts that have not been settled upon maturity;
- persons who is under criminal investigation by the judicial authorities, and such cases have not been closed;
- persons who may not act as leaders of enterprises by virtue of laws and administrative regulations;
- non-natural persons;
- persons convicted of violating relevant securities laws and regulations by the competent regulatory authority, and such conviction involves a finding that he or she has acted fraudulently or dishonestly, where less than five years have elapsed since the date of conviction;
- persons who hold positions other than a director in the controlling shareholder of the Company or de facto controlling person of the Company may not serve as senior management of the Company.

The election, entrustment or appointment of a director, supervisor, president or other senior management in violation of the above provisions shall be ineffective.

The validity of an act of a Director, Supervisor, president or other senior management of the Company on behalf of the Company towards a bona fide third party shall not be affected by any irregularity in his/her current position, election or qualifications.

Shareholders holding individually or jointly at least 3% of the shares in the Company with the right to vote shall have the right to nominate candidates for election to the board of Directors or Supervisors (except for directorship or supervisorship representing employees) at a shareholders' general meeting by submission of a written proposal, provided that the number of the nominated candidates shall be in compliance with the Articles of Association and no more than the membership to be elected.

A Director shall be deemed to be incapable of fulfilling his or her duty if he or she fails to attend the board meeting either personally or by entrusting other directors to attend on his or her behalf twice consecutively, and the Board shall propose to the shareholders' general meeting to remove such Director.

There is no provision in the Articles of Association regarding retirement or non-retirement of Directors under an age limit.

In addition to those being prevented from holding the position of a director of the Company, the following persons shall also be prohibited from holding the position of an independent Director:

- persons (including their Direct Relatives and persons with Major Social Relationships) holding a position in the Company or any of its subsidiaries;
- natural person shareholders (including their Direct Relatives) who directly or indirectly hold 1% or more of all the issued shares of the Company, or rank among the top ten shareholders of the Company;
- persons (including their Direct Relatives) holding a position in any of the institutional shareholders who directly or indirectly hold 5% or more of all the issued shares of the Company, or rank among the top five institutional shareholders of the company;
- persons who met the aforesaid circumstances in the previous one year;
- persons who provide services to the Company or any of its subsidiaries in areas of accounting, law or consultancy, etc.;
- other persons who are prohibited by laws, the securities regulatory authorities of the place of listing and other regulatory authorities from holding positions as independent non-executive director.

In this paragraph, the term "Direct Relatives" refers to spouses, parents, children; "Persons with Major Social Relationships" refers to siblings, mothers- or fathers-in-law, daughters- or sons-in-law, siblings' spouses and spouses' siblings.

If an independent non-executive Director fails to attend the Board meeting personally for three times consecutively, the Board shall propose to the shareholders' general meeting to replace such independent Director.

Our board of directors, board of supervisors and shareholders who jointly or severally hold no less than 3% of the issued shares in the Company may nominate candidates for independent non-executive Director. The independent non-executive Directors shall be decided through election at shareholders' general meeting.

Duties

In addition to obligations imposed by laws or listing rules of the stock exchange(s) on which shares of the Company are listed, the Company's directors, supervisors, president and other senior management personnel shall have the following obligations to each shareholder in the exercise of the functions and powers granted to them by the Company:

- not to cause the Company to act beyond the scope of business stipulated in its business license;
- to act honestly in the best interests of the Company;
- not to deprive the Company of its property in any way, including (but not limited to) any opportunities that are favorable to the Company; and
- not to deprive any shareholders of their individual rights or interests, including (but not limited to) rights to distributions and voting rights, unless pursuant to a restructuring plan of the Company submitted to and adopted by the shareholders' general meeting in accordance with the Articles of Association.

The Company's directors, supervisors, president and other senior management shall have an obligation, in the exercise of their rights or discharge of their obligations, to perform their acts with due care, diligence and skills as a reasonable and prudent person should do under similar circumstances.

The Company's directors, supervisors, president and other senior management must, in the exercise of their duties, abide by the principle of loyalty and shall not place themselves in a position where there is a conflict between their personal interests and their duties. This principle shall include but not limited to) the fulfillment of the following obligations:

- to act honestly in the best interests of Company;
- to exercise powers within the scope of their functions and powers and not to act beyond such powers;
- to personally exercise the discretion vested on him/her, not to allow himself/herself to be manipulated by another person and, not to delegate the exercise of his/her discretion to another party unless permitted by laws or with the consent of the shareholders' general meeting that has been informed;
- to be impartial from shareholders of the same category and fair to shareholders of different categories;
- not to conclude a contract or enter into a transaction or arrangement with the Company except as otherwise provided in the Articles of Association or with the informed consent of the shareholders' general meeting;
- not to use the Company's property for his/her own benefit in any way without the informed consent of the shareholders' general meeting;
- not to use his/her positions and powers as a means to accept bribes or other forms of illegal income, and not to appropriate the Company's property in any way, including (but not limited to) any opportunities that are favorable to the Company;
- not to accept commissions in connection with the Company's transactions without the informed consent of the shareholders' general meeting;
- to abide by the Articles of Association, perform his/her duties faithfully, protect the interests of the Company and not to seek personal gain with his position, functions and powers in the Company;
- not to take advantage of his/her positions to seek the Company's business opportunities, nor operate the same category of business on behalf of himself/herself or any third party, not to compete with the Company in any way without the informed consent of the shareholders' general meeting;
- not to embezzle the Company's funds, not to deposit the Company's assets or funds in accounts opened in his/her own or in another's person's name;
- not to lend the Company's funds to others or use the Company's assets to provide security interest for the debts of the Company shareholders or other individuals in violation of the Articles of Association and in the absence of the approval by the shareholders' general meeting or the Board;
- not to use his/her relationship to impair the interests of the Company;

- not to disclose confidential information relating to the Company that was acquired by him/her during his/her term of office without the informed consent of the shareholders' general meeting, and not to use such information except for the interests of the Company; however, such information may be disclosed to the court or other government authorities if:
  - — required by law;
  - — required in the public interest; or
  - — required in the own interest of such Director, Supervisor, president or other senior management.

A Director, a Supervisor, the president or other senior management of the Company may not procure the following persons or organizations ("Related Persons") to do what such director, supervisor, president or other senior management may not do:

- the spouse or minor children of such Director, Supervisor, president or other senior management personnel of the Company;
- the trustee of a Director, Supervisor, president or other senior management of the Company or of any person referred in the aforesaid item above;
- the partner of a Director, Supervisor, president or other senior management of the Company or of any person referred in aforesaid two items above;
- a company in which a Director, Supervisor, president or other senior management of the Company, individually or jointly with any person referred to in aforesaid three items above or any other Director, Supervisor, president or other senior management of the Company, has actual control; and
- a Director, a Supervisor, the president or other senior management of the company being controlled as referred to in aforesaid item above.

The fiduciary duty of a Directors, Supervisor, president and other senior management of the Company does not necessarily cease with the termination of his/her term of office. His/her confidentiality obligation in relation to the Company's trade secrets shall remain upon termination of their term of office. The term for continuance of other obligations shall be decided upon in accordance with the principle of fairness, depending on the time lapse between the termination and the occurrence of the matter as well as the circumstances and conditions under which the relationship with the Company terminates.

If a Director, a Supervisor, the president or other senior management of the Company breaches his/her obligations to the Company, the Company shall, in addition to any rights and remedies provided by laws, have a right to:

- require the relevant Director, Supervisor, president or other senior management of the Company to compensate for the losses sustained by the Company as a consequence of his/her dereliction of duty;
- rescind any contract or transaction concluded by the Company with the relevant Director, Supervisor, president or other senior management of the Company and contracts or with a third party (where such third party is aware or should be aware that the director, supervisor, president

or other senior management representing the Company was in breach of his/her obligations to the Company);

- require the relevant Director, Supervisor, president or other senior management of the Company to surrender the gains derived from the breach of his/her obligations;
- recover any funds received by the relevant Director, Supervisor, president or other senior management of the Company that should have been received by the Company, including (but not limited to) commissions; and
- require the relevant Director, Supervisor, president or other senior management of the Company to return the interest earned or possibly earned on the funds that should have been given to the Company.

A Director, a Supervisor, president or other senior management of the Company may be relieved from liability for a specific breach of obligations by the shareholders' general meeting which has been informed, except the circumstances as specified in the Articles of Association.

Borrowing powers

The Articles of Association do not specifically provide for the manner in which borrowing powers may be exercised nor do they contain any specific provision in respect of the manner in which such borrowing powers may be amended, except for:

- provisions which authorize the Directors to formulate proposals for the issuance of debentures and other securities by the Company;
- provisions which provide that the issuance of debentures and other securities shall be approved by the shareholders' general meeting by a special resolution.

Amendments to constitutional documents

The Company may amend the Articles of Association in accordance with laws and the provisions of the Articles of Association.

The Company shall amend the Articles of Association if any of the following circumstances occurs:

- if any terms contained in the Articles of Association becomes inconsistent with the provisions of the amended laws after the PRC Company Law or other relevant laws are amended;
- if certain changes of the Company occur resulting in the inconsistence with certain terms specified in the Articles of Association;
- if the shareholders' general meeting adopts a resolution to amend the Articles of Association.

Any amendment to the Articles of Association falls in the scope of discloseable information prescribed by laws, and shall subject to announcement in accordance with relevant provisions.

An amendment to the Articles of Association in connection with the Mandatory Provisions shall subject to approval of the relevant supervisory and regulatory authorities of the State Council. Where an amendment in the Articles of Association shall be subject to registration, the Company shall register the amendment according to the applicable law.

Variation of rights of existing shareholders of different classes

Shareholders who hold different categories of shares in the Company shall be shareholders of different classes. Shareholders of different classes shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Articles of Association.

In addition to shareholders of other categories of shares, shareholders of domestic-listed shares classes and foreign-listed shall be deemed as shareholders of different classes of shares.

Upon the approval of the CSRC, holders of domestic shares of the Company may transfer their shares to foreign investors and trade on overseas stock exchange. The listing of such shares in overseas stock exchange shall be in compliance with relevant supervisory regulations, rules and requirements effective at the place of listing. The listing of such shares in overseas stock exchange does not need approval from shareholders of different categories by class meetings.

Any proposal by the Company to change or abrogate the rights of any class of shareholders shall be approved by the shareholders' general meeting by a special resolution and by a separate shareholders' general meeting convened by the affected shareholders of that classes conducted in accordance with the Articles of Association.

The rights of shareholders of a class shall be deemed to have been changed or abrogated in the following conditions:

- an increase or decrease in the number of shares of a class or an increase or decease in the voting rights, distribution rights or other privileges shares of a class;
- conversion of all or part of the shares of a class into shares of another class, or vice versa or the grant of a right to convert;
- cancellation or reduction of rights to accrued dividends or cumulative dividends attached to shares of a class;
- cancellation or reduction of a dividend preference or property distribution preference during liquidation of the Company, attached to shares of a class;
- an addition, cancellation or reduction of share conversion rights, options, voting rights, transfer rights, preemptive rights to rights issues or rights to acquire securities of the Company attaching to shares of a class;
- cancellation or reduction of rights to receive amounts payable by the Company in a particular currency attached to shares of a class;
- creation of a new class of shares with voting rights, distribution rights or other privileges which are equal or superior to shares of a class;
- imposition of restrictions or additional restrictions on the transfer or ownership of shares of a class;
- issue of rights to subscribe for, or convert into, shares of a class or another class;
- an increase in the rights and privileges of shares of another class;
- restructuring of the Company which causes shareholders of different classes to bear liability on a disproportionate basis during the restructuring; or

- an amendment or cancellation of "special voting procedures for shareholders of different classes" as contained in the Articles of Association.

Interested shareholders (as defined below) shall not have the right to vote at meetings of shareholders of different classes.

Resolutions of a class shareholders' meeting may be passed only by way of poll by two-thirds or more of the voting rights of that class represented at that meeting who are entitled to vote at that meetings.

When the Company is to convene a class shareholders' meeting of a class, it shall issue a written notice 45 days (excluding the date of such meeting) prior to the meeting informing all the registered shareholders of that class of the matters to be examined at the meeting as well as the date and place of the meeting. Shareholders who intend to attend the meeting shall, within 20 days prior to the day of the meeting, deliver a written reply to the Company on meeting attendance.

If a class shareholder' meeting is convened by serving of notice, such notice needs to be delivered only to the shareholders who are entitled to vote thereat.

The procedures pursuant to which a class shareholders' meeting is held shall, to the extent possible, be identical to the procedures according to which a shareholders' meeting is held. Provisions of the Articles of Association in relation to procedures for the holding of a shareholders' general meeting shall be applicable to class shareholders' meetings.

The special voting procedures for shareholders of different classes shall not apply in the following circumstances:

- where, as approved by way of a special resolution of the shareholders' meeting, the Company issues, either separately or concurrently, domestic investment shares listed within the PRC and foreign investment shares listed outside the PRC every 12 months, and the number of the domestic investment shares and foreign investment shares listed outside the PRC intended to be issued does not exceed 20% of the issued and outstanding shares of the respective categories;
- where the plan for, issuance of domestic investment shares listed within the PRC and foreign investment shares listed outside the PRC upon the incorporation of the Company is completed within 15 months since being approved by the securities regulatory authorities of the State Council;
- the shares of the Company held by founding shareholder(s) are transferred or converted to foreign investment shares upon the approval of the State Council or its authorized approving authorities and publicly tradable on overseas stock exchange.

For the purposes of the provisions of the rights of shareholders of different classes, the "interested shareholders" shall have the following meanings:

- if the Company has made a repurchase offer to all shareholders in the same proportion or has repurchased its own shares through open transactions on a stock exchange in accordance with the Articles of Association, the controlling shareholders as defined in the Articles shall be "interested shareholders";

- if the Company has repurchased its own shares by an agreement outside a stock exchange in accordance with the Articles of Association, shareholders in relation to such an agreement shall be "interested shareholders"; or
- under a restructuring proposal of the Company, shareholders who will bear liability in a proportion smaller than that of the liability borne by other shareholders of the same class, or shareholders who have an interest that is different from the interest of other shareholders of the same class shall be "interested shareholders".

Resolutions-majority required

Resolutions of shareholders' general meeting are divided into ordinary resolutions and special resolutions.

Ordinary resolutions made by shareholders' general meeting shall be adopted by more than half of voting shares represented by the shareholders attending the shareholders' general meeting (including their proxies).

Special resolutions made by shareholders' general meeting shall be adopted by two-thirds or more of voting shares represented by the shareholders attending the shareholders' general meeting (including their proxies).

Voting rights (generally, on a poll and right to demand a poll)

Shareholders (including their proxies) exercise voting rights according to the voting shares they hold, and each share shall have one voting right. But the shares of the Company held by the Company shall not carry voting right and shall not be calculated into the aggregate amount of shares carrying voting right in attendance of the shareholders' meeting.

The matters of the shareholders' meeting shall be resolved by open voting.

A poll demanded on a vote regarding the election of the chairman of the meeting or an adjournment of the meeting, shall be taken immediately. A poll demanded on any other matters shall be taken at the time as the chairman of the meeting decides and the meeting may proceed to other matters. The result of the poll shall still be a resolution of the meeting.

On a poll taken at a meeting, a shareholder (including his proxy) entitled to two or more votes need not cast all of his vote in the same way.

In case of an equality of votes, the chairman of the meeting shall be entitled to a casting vote.

Requirements for annual shareholders' meeting

Annual general meeting shall be held once every year within six months after the end of the financial year.

Accounts and audit

The Company shall formulate its accounting system in compliance with laws, administrative regulations and relevant stipulations in the generally accepted accounting principles of PRC formulated by the relevant regulatory authorities.

The board of directors of the Company shall submit to its shareholders at every annual general meeting such financial reports as are required by the laws and regulations.

The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either international accounting standards or that of the place outside China where the Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the aforesaid accounting standards, such difference shall be stated and explained in the financial statements. For the purposes of distribution of the Company's after-tax profits in a financial year, the lower of the after-tax profits as shown in the different set of financial statements shall be adopted.

The financial reports of the Company shall be made available at the Company for inspection by shareholders 20 days before the annual general meeting. Every shareholder of the Company is entitled to a copy of the financial reports.

A copy of the above financial report shall, at least 21 days before the date of the general meeting, be delivered or sent by pre-paid post to the registered address of every holders of Foreign Shares.

The interim results or financial information that the Company announces or discloses shall be compiled according to both PRC accounting standards, rules and regulations, and international accounting standards or accounting standards of the place at which shares of the Company are listed.

The Company shall disclose its financial reports two times in each financial year, that is, its interim financial reports within 60 days of the end of the first six months of a financial year and its annual financial reports within 120 days of its financial year end.

Notice of meetings and business to be conducted thereat

There are two types of shareholders' meetings: the annual shareholders' meetings and the extraordinary shareholders' meetings.

The extraordinary shareholders' meeting shall be convened within two months upon the occurrence of any of the following events:

- the number of Directors is less than the number stipulated by PRC Company Law (five to 19 members) or less than two-thirds of the number required by the Articles of Association (i.e. six members);
- the outstanding balance of the Company's loss that had not been made-up reaches one-third of the Company's total paid-in share capital;
- shareholders holding severally or jointly 10% or more of the Company's shares presents a written request to convene an extraordinary shareholders' meeting (the percentage of shareholding shall be calculated in accordance with the shareholdings on the date of the presence of such request);
- the Board deems it as necessary or the board of supervisors proposes that the meeting be convened;
- half or more of all the independent non-executive Directors propose that the meeting be convened; and
- other situations, as stipulated in laws and the Articles.

Any shareholders who hold, jointly or severally with others, 3% or more voting shares of the Company shall have the right to propose and submit in writing to the persons who convene shareholders' meeting special proposals ten days prior to the convening of shareholders' meeting. The convening persons shall issue a supplementary notice with the contents of the special proposals within two days of receipt of such proposals and submit the special proposals to the shareholders' general meeting for discussion. The special proposals shall fall within the scope of duties of the shareholders' general meeting and include specific subject and particular matters to be resolved.

When the Company is to convene a shareholders' general meeting, it shall issue a written notice 45 days prior to the meeting (excluding the date of the meeting), informing all the registered shareholders of the matters to be examined at the meeting as well as the date and place of the meeting. Shareholders who intend to attend the shareholders' meeting shall, within 20 days prior to the meeting, deliver a written reply to the Company on the meeting attendance.

The notice of a shareholders' general meeting shall be delivered to the shareholders (whether or not entitled to vote on the shareholders' meeting) by courier or per-paid mail to the recipient's address shown in the register of shareholders or by public announcement. The public announcement referred to in the preceding paragraph shall be published in one or more newspapers or periodicals designated by the securities regulatory authorities of the State Council as well as the website of the company and the stock exchange during the period between 45 and 50 days before the meeting is held. Once the announcement is made, all shareholders shall be deemed to have received the notice of the relevant shareholders' general meeting.

A meeting and the resolutions adopted to thereof shall not be invalidated as a result of accidental omission to give notice of the meeting to, or the failure of receiving such notice by, a person entitled to receive such notice.

The notice of a shareholders' general meeting shall meet the following requirements:

- it shall be made in writing;
- it shall specify the time, place and period of the meeting;
- it shall describe the matters and proposals to be discussed at the meeting;
- it shall provide necessary information and explanations to the shareholders so as to enable them fully understand the matters to be discussed and make decisions accordingly. This principle shall apply (but not limited to) when the Company proposes a merger, repurchase of shares, reorganization of share capital or other restructuring, it shall provide the specific conditions and contracts (if any) of the transaction under discussions and earnestly explain the cause and result of the transaction;
- it shall disclose the nature and extent of material interests, if any, of any Director, Supervisor, president or other senior management of the Company in any matter to be discussed; and provide an explanation of the differences, if any, between the way in which the matter to be discussed would affect such Director, Supervisor, president or other senior management of the Company in his/her capacity as shareholders and the way in which such matter would affect other shareholders of the same class;
- it shall contain the full text of any special resolutions proposed to be voted at the meeting;

- it shall contain a conspicuous statement that all shareholders are entitled to attend the shareholders' general meeting and have the right to entrust one or more proxies to attend and vote on their behalf and that such proxy need not be a shareholder;
- it shall state the time and place for the delivery of the meeting's proxy forms;
- it shall state the date on which equity of shareholders entitled to attend shareholders' general meeting is registered;
- the name and contact details of the permanent contact person for the meeting.

When the opinions of the independent non-executive directors are required for matters to be discussed, the opinions and reasons of such independent non-executive directors shall be disclosed at the time of the issuance of the notice or supplementary notice of the shareholders' general meeting.

Based on the written replies received 20 days prior to a shareholders' meeting, the Company shall calculate the number of votes represented by the shareholders intending to attend the meeting. If the number of voting shares represented by the shareholders intending to attend the meeting is half or more of the total number of the Company's voting shares, the Company may convene the shareholders' meeting. If not, the Company shall within five days inform the shareholders once again of the matters to be examined at the meeting as well as the date and place of the meeting in the form of a public announcement. Upon notification by public announcement, the Company may convene the shareholders' meeting.

Unless under unusual circumstances such as any crisis, without the prior approval of the shareholders' meeting by special resolutions, the Company may not conclude any contract with any person other than a director, supervisor, president or other senior management personnel of the Company for the delegation of the whole business management or the important business management of the Company to such person.

Resolutions on the following items shall be adopted in the form of ordinary resolutions by a shareholders' general meeting:

- working report of the Board and the board of Supervisors;
- plans made by the Board on profit distribution and loss make-up;
- nomination and removal of members of the Board and the board of Supervisors and their remunerations and methods of payment;
- annual budget, final accounts plans;
- balance sheet, profit statement and other financial statements;
- annual reports of the Company;
- items other than those stipulated by laws, administrative regulations or the Articles of Association to be adopted by special resolutions.

The following items shall be adopted in the form of special resolutions:

- increase or reduction of the Company's registered capital or issuance of any class of shares, warrants of share subscription or other similar securities;
- issuance of bonds;
- division, merger, dissolution, liquidation or change of organizational form of the Company;

- amendment to the Articles of Association;
- purchase or sale of material assets or provision of security interest with an amount of more than 30% of the Company's audited total assets value for the most recent period;
- share option incentive plans; and
- other matters stipulated by laws, administrative regulations or the Articles of Association, and other matters decided in ordinary resolutions adopted by the shareholders' general meeting as having significant impact on the Company and requiring adoption by way of special resolutions.

Transfer of shares

Unless otherwise provided by laws and administrative regulations, the Company's shares may be transferred free of any encumbrances, provided that Hong Kong Stock Exchange shall be registered at the share registration institution in Hong Kong entrusted by the Company.

Any changes to or correction of any parts of the register of shareholders shall be conducted in accordance with the laws of the place where such parts of the register of shareholders are kept.

No changes resulting from share transfers may be made to the register of shareholders within 30 days prior to a shareholders' general meeting or five days prior to the record date set by the Company for the purpose of distribution of dividends.

Power of the Company to purchase its own shares

After being approved under the procedures stipulated by laws and the Articles of Association and obtaining approvals from administrative authorities authorized by the State Council, the Company may repurchase shares of the Company in the following circumstances:

- to cancel the shares for the purpose of reducing the registered capital of the Company;
- to merge with other companies holding the shares of the Company;
- to give the shares to employees as awards;
- to be requested to repurchase the shares held by the shareholders who object to the resolutions adopted at the shareholders' general meeting concerning consolidation and division of the Company; or
- other circumstances where laws and administrative regulations so permit.

The repurchase of the Company's shares, upon the approval by the administrative authorities authorized by the State Council, may be conducted in any of the following manners:

- making a repurchase offer pro rata to all shareholders;
- repurchase through open transactions in a stock exchange;
- repurchase through contractual arrangements outside a stock exchange; or
- other means approved by laws, administrative regulations and authorities authorized by the State Council.

When the Company is to repurchase shares through contractual arrangements outside a stock exchange, prior approval shall be obtained from the shareholders' general meeting in accordance with the Articles of Association. Upon prior approval of the shareholders' general meeting obtained in the same manner, the Company may rescind or change contracts concluded in the manner set forth above or waive any of its rights under such contracts.

- for the purposes of the above paragraph, contracts for the repurchase of shares shall include (but not limited to) agreements whereby repurchase obligations are undertaken and repurchase rights are acquired.
- the Company may not assign contracts for the repurchase of its own shares or any of its rights thereunder.
- the Company shall apply to the State Administration for Industry and Commerce for the change of the registered capital registration in the event that the repurchased shares are cancelled due to the repurchase thereof.
- the amount of the Company's registered capital shall be reduced by the total par value of the shares so cancelled.
- unless the Company has already entered the liquidation stage, it must comply with the following provisions in buying back its issued and outstanding shares:
- where the Company buys back shares at their par value, the amount thereof shall be deducted from the book balance of distributable profit and from the proceeds of a new share issuance made to repurchase the old shares;
- where the Company buy backs shares at a price higher than their par value, the portion corresponding to their par value shall be deducted from the book balance of distributable profit and from the proceeds of a new share issuance made to buy back the old shares; and the portion in excess of the par value shall be handled according to the following methods:

  where the shares bought back were issued at their par value, the amount shall be deducted from the book balance of distributable profit;

  where the shares bought back were issued at a price higher than their par value, the amount shall be deducted from the book balance of distributable profit and from the proceeds of a new share issuance made to buy back the old shares; however, the amount deducted from the proceeds of the new share issuance may not exceed the total premium obtained at the time of issuance of the old shares nor may it exceed the amount in the Company's share premium account (or capital reserve funds account) (including the premiums from the new share issuance) at the time of buy-back;
- the amount paid by the Company for the purposes set forth below shall be paid out of the Company's distributable profits:

  acquisition of the right to repurchase its own shares;

  modification of any contract for repurchase of its own shares;

  release from any of its obligations under any repurchase contracts.
- after the par value of the cancelled shares has been deducted from the registered capital of the Company in accordance with relevant regulations, that portion of the amount deducted from the

distributable profit and used to buy back shares at the par value shall be included in the Company's share premium account (or capital reserve account).

Power of the Company's subsidiaries to own shares in the Company

There are no provisions in the Articles of Association restricting the ownership of shares in the Company by any of the Company's subsidiaries.

Dividends and other methods of profits distribution

The Company may distribute the dividends in the form of cash or shares.

The Company shall appoint recipient agents for shareholders of foreign investment shares listed outside the PRC to collect on behalf of the relevant shareholders the dividends distributed and other funds payable in respect of foreign investment shares listed outside the PRC, and to keep such amounts for the future payment to the relevant shareholders.

The recipient agents appointed by the Company for shareholders of foreign investment shares listed in Hong Kong shall be a company which is registered as a trust company under the Trustee Ordinance of Hong Kong.

After complying with PRC laws, the Company may expropriate dividends no one claimed for, but such right of expropriation shall only be exercised upon the expiration of the applicable statutory limitation.

Proxies

Any shareholders entitled to attend and vote at a shareholders' meeting shall have the right to appoint one or more persons (who need not be shareholders) as his/her proxies to attend and vote on his/her behalf. Such proxy may exercise the following rights according to his/her entrustment by the shareholder:

- the shareholder's right to speak at the shareholders' meeting; and
- the exercise of voting right by ballot.

Shareholders shall entrust the proxy in writing, and the proxy shall be signed by the entrusting party or the agent authorized by the shareholders in writing. If the entrusting party is a legal person, the instrument shall be sealed with the legal person's stamp or signed by its director or formally authorized agent.

Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card and effective proof to his/her qualification as a legal representative and shareholding certificate. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card and written proxy or authorization letter issued by the legal representative of the legal person shareholder.

The proxy letter issued by a shareholder to entrust proxy to attend shareholders' meeting shall contain the following contents:

- name of the principal and the proxy;
- the number of shares held by the principal;
- proxy's voting right;

- instructions on each item to be discussed on the agenda of shareholders' meeting, stating whether the shareholder agrees to, object to or abstain from voting the resolution respectively;
- instructions on the voting right in respect of the special proposals to be discussed on the agenda of shareholders' meeting, including detailed instructions on the exercise of such voting right if any;
- the issuing date of proxy letter and its effective period;
- signature or seal of the entrusting party; if the entrusting party is a legal person, the proxy letter shall be sealed by it.

Any form issued by the Board of the Company to the shareholders for the appointment of proxies shall give the shareholders free choice to instruct their proxies to cast an affirmative, negative or absentation vote and enable the shareholders to give separate instructions on each matter to be voted during discussions at the meeting. The proxy letter shall specify that in the absence of instructions from the shareholder, the proxy may vote as he/she thinks fit.

Where the entrusting party has died, lost capacity for acts, revocated the proxy or the signed instrument of appointment prior to the voting, or the relevant shares have been transferred prior to the voting, a vote given in accordance with the terms of proxy letter shall remain valid as long as the Company did not receive a written notice of the event before the commencement of the relevant meeting.

Calls on shares and forfeiture of shares

Shareholders are entitled to the interests of any payment for shares prior to the making of calls on such shares, but can not claim any dividend in respect of such shares that is declared after that prepayment.

The Company has right to sell the foreign investment shares listed outside the PRC, the holders of which are unable to get into contact with for a prescribed period of time subject to satisfaction of the following conditions:

- the Company has declared dividend in respect of such shares of at least three times within 12 years, but such dividend has never been collected by any person during that period; and
- after the expiration of the 12 year period, the Company shall publish an announcement in one or more magazines of the jurisdiction where the Company is listed, stating its intention to sell such shares, and notify the securities regulatory authorities of the jurisdiction where the Company is listed.

Rights of shareholders (including inspection of register)

Shareholders of ordinary shares of the Company shall enjoy rights pursuant to the applicable laws and the Articles of Association as follows:

- collect dividends and other kinds of interests distributed based on the number of shares held by them;
- request for convention of, convene, preside over, attend or entrust a proxy to attend shareholders' meetings and exercise relevant voting right in accordance with the applicable laws;
- supervise and administrate the business operation of the Company, and make suggestions and enquiries accordingly;

- transfer, donate or pledge shares held by the shareholders in compliance with laws, administrative regulations, relevant requirements of securities regulatory authorities in the places where the shares are listed and the Articles of Association;
- obtain relevant information in accordance with the Articles of Association, including:
  - — obtaining the Articles of Association after paying the cost;
  - — inspecting and making copies of the following documents after paying reasonable costs:
    1. all parts of the register of shareholders;
    2. personal materials of a Director, Supervisor, president and other senior management of the Company;
    3. status of share capital of the Company;
    4. reports of the aggregate par value, number of shares, and highest and lowest prices of each class of shares repurchased by the Company since the last accounting year as well as all the expenses paid by the Company therefor;
    5. counterfoil of bonds of the Company, minutes of shareholders' meetings, resolutions of the Board's meetings, resolutions of board of Supervisors' meetings, financial report.
- participate in the distribution of the Company's remaining assets based on the number of shares held by the shareholders when the Company is terminated or liquidated; and
- request the Company to purchase its shares if objects to the resolutions adopted by the shareholders' general meeting on merger or separation;
- other rights permitted by laws, administrative regulations and the Articles of Association.

Quorum for shareholders' meetings and shareholders' class meetings

Based on the written replies received 20 days prior to a shareholders' general meeting, the Company shall calculate the number of voting shares represented by the shareholders intending to attend the meeting. If the number of voting shares represented by the shareholders intending to attend the meeting is more than half of the total number of the Company's voting shares, the Company may convene the shareholders' meeting. If not, the Company shall within five days inform the shareholders once again of the matters to be examined at the meeting as well as the date and place of the meeting in the form of a public announcement. Upon notification by public announcement, the Company may convene the shareholders' general meeting.

If the number of voting shares a class of shareholders represented by the shareholders intending to attend the meeting is more than half of the total number of shares of that class carrying the right to vote at the meeting, the Company may hold the meeting of shareholders of that class. If not, the Company shall within five days inform the shareholders once again of the matters to be examined at the meeting and the date and place of the meeting in the form of a public announcement. Upon notification by public announcement, the Company may hold the meeting of shareholders of that class.

Rights of minority shareholders in relation to fraud or oppression

In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchange(s) on which the shares of the Company are listed, while exercising shareholder's rights, the

controlling shareholders shall not make such decisions by exercising their voting rights to the detriment of all or part of the shareholders' interests as below:

- relieving a Director or Supervisor of the responsibility to act honestly in the best interest of the Company;
- approving a Director or a Supervisor for his/her own or other person's benefit to deprive the Company of its property in any form, including (but not limited to) any opportunities that are favourable to the Company; or
- approving a Director or a Supervisor for his/her own or other person's benefit to deprive other shareholders of their rights or interests, including (but not limited to) rights to distributions and voting rights, unless pursuant to a restructuring of the Company submitted to and adopted by the shareholders' general meeting in accordance with the Articles of Association.

The term "controlling shareholder(s)" in the Articles of Association shall refer to the person(s) satisfying any of the following conditions:

- acting alone or in concert with others, has the power to elect half or more number of the Directors;
- acting alone or in concert with others, has the power to exercise or control the exercise of 30% or more of the Company's voting rights;
- acting alone or in concert with others, hold 30% or more of shares of the Company;
- acting alone or in concert with others, can obtain actual control of the Company in any other manner.

Procedures on liquidation

Should any of the following circumstances occur, the Company shall be dissolved and liquidated pursuant to law:

- if the shareholders' meeting resolves to dissolve the Company;
- if a dissolution is necessary as a result of the merger or division of the Company;
- if the Company is declared insolvent pursuant to law because it is unable to pay off matured debts;
- if the Company's business license is lawfully suspended, and the Company is lawfully declared to be closed or revoked;
- if no other solutions can be pursued when the Company has serious difficulties in its operation and management, and its continued existence will cause great loss to the shareholders' interests, shareholders with 10% or more of all the voting rights of the company may file a lawsuit with the court to dissolve the company.

If the Board decides that the Company should be liquidated (except the liquidation as a result of our Company's declaration of insolvency), the notice of the shareholders' general meeting convened for such purpose shall include a statement to the effect that the Board has made full investigation into the position of the Company and that the Board holds the opinion that the Company can pay its debts in full within 12 months after the announcement of liquidation.

Dissolution and liquidation of the Company shall be in compliance with the relevant provisions stipulated under the PRC Company Law.

The functions and powers of the board of directors shall terminate immediately after the general shareholders' meeting has adopted a resolution to carry out liquidation.

During the period of liquidation, the Company still exists but shall not engage in any business activities irrelevant to such liquidation.

The liquidation committee shall follow the instructions from the shareholders' general meeting, and report to the shareholders' general meeting at least once a year on the committee's income and expenditure, the business of the Company and the progress of the liquidation. It shall make a final report to the shareholders' general meeting when the liquidation is completed.

Other provisions material to the Company or its shareholders

General provisions

The Company is a joint stock limited company having perpetual existence.

From the date on which the Articles of Association came into effect, the Articles of Association constitute a legally binding public document regulating our organization and activities, and the rights and obligations between the Company and each shareholder and among the shareholders themselves.

The Company may invest in other limited liability enterprises and joint stock enterprises in accordance with law and shall be held responsible for the invested enterprises within the limitation of the amount of the Company's capital contribution or shares subscription.

In light of the demands of operation and business development and based on relevant laws and regulations, after obtaining separate resolutions of the shareholders' general meeting, the Company may increase its capital through the following ways:

- offering new shares to the public;
- private placing of shares;
- distributing new shares to existing shareholders;
- transferring capital reserve funds; or
- other methods provided by laws and administrative regulations or permitted by the administrative authorities authorized by the State Council.

The Company's issuance of new shares shall be handled in accordance with the procedures provided for in relevant State laws and administrative regulations after having been approved in accordance with the Articles of Association.

The Company may reduce its registered capital in accordance with the provisions of the Articles of Association. The reduction of registered capital shall follow the procedures set forth in the PRC Company Law and other regulations and provisions of the Articles of Association.

When the Company is to reduce its registered capital, it must prepare a balance sheet and an inventory of assets.

The Company shall notify its creditors within 10 days of adopting the resolution to reduce its registered capital and shall publish an announcement about the resolution for at least three times in the newspapers designated by the relevant regulatory authorities in the jurisdiction where the Company is listed within 30 days and on the website of the company and the relevant stock exchange in accordance with requirements of the jurisdiction where the company is listed. Creditors shall, within 30 days since receiving a written notice or within 45 days since the date of the public announcement for those who have not received a written notice, be entitled to require our company to pay off its debts in full or to provide a corresponding guarantee for repayment.

The reduced registered capital of the Company may not be less than the statutory minimum.

Shareholders of ordinary shares of the Company shall undertake the following obligations:

- abide by laws, administrative regulations and the Articles of Association;
- contribute share capital according to the number of shares subscribed by them and the methods of capital contribution;
- unless otherwise stipulated by laws and administrative regulations, shareholders shall not withdraw their share capital;
- not to use his shareholder's rights inappropriately to harm the interests of the Company or of other shareholders, or to misuse the independent legal person status of our company and limited liability status of a shareholder to harm the interests of creditor of the Company;
- where any of the shareholders of the Company causes any loss to the Company or to other shareholders by using the shareholder's rights inappropriately, it shall be liable for compensation;
- where any of the shareholders of the Company evades the payment of its debts by misusing the independent legal person status of the Company and the limited liability status of a shareholder, and it seriously harm the interest of any creditor of the Company, it shall bear joint and several liability for such debts of the Company;
- where shareholders who hold 5% or more of the Company's shares with voting rights pledge their shareholdings in the Company, such shareholders shall submit a written report to the Company on the same date of the creation of such pledge;
- other obligations imposed by laws and the Articles of Association.

Other than the conditions agreed by the subscribers of shares at the time of subscription, shareholders shall not be liable to subscribe for any additional share capitals subsequently.

Secretary of Board

- The Board has a secretary who shall be appointed and dismissed by the Board. The board secretary is a member of senior management of the Company.
- the major duties of the board secretary shall be:
  - to organize and prepare for the Board meetings and shareholders' general meetings, prepare relevant materials, arrange for the administrative affairs, take minutes of the meetings and procure their accuracy, take care of the documents and minutes of the meetings, monitor the

implementation of the relevant resolutions, and propose to the Board for any suggestion concerning the implementation of such resolutions;

- to ensure the resolutions of the Board on major issues are passed in compliance with the prescribed procedures; to participate in the consultation, analysis on the matters to be resolved by the Board and propose relevant opinions and suggestions; to assist in dealing with daily work of the Board and its relevant committees;
- to be responsible for the preparation and duly submission of the required documents to the regulatory authorities and organizing the discharge of the missions given by the regulatory authorities in the capacity of the major contact;
- to be responsible for the information disclosure of the Company, the establishment of a complete information disclosure system, attending all the relevant meetings, and timely acquisition of information on material operation decisions and relevant materials;
- to be responsible for the confidentiality of information sensitive to share price and to formulate a feasible confidentiality system and confidentiality measures; when the information sensitive to share price is leaked for any reasons, to take necessary remedies, make explanations and clarifications in time, and notify the regulatory authorities in the jurisdiction where the company is listed;
- to coordinate with visits and reception work, maintain relationship with the media, coordinate public relationship, and organize the report to the CSRC;
- to ensure that the register of shareholders is properly maintained, and to ensure that persons who are entitled to obtain the Company's records and documents can timely obtain the relevant records and documents;
- to assist directors and the president to abide by domestic and foreign laws, regulations, the Articles of Association and other relevant provisions during their performance of duties, and upon knowing the company passing or likely to pass a resolution in violation of relevant provisions, to be obliged to give timely remind and have the right to faithfully report to the CSRC and other regulatory bodies so as to reflect the actual situation;
- to coordinate the provision of necessary information to our board of Supervisors and other supervising bodies, and assist in the investigations into whether the Company's financial officer, the Directors and the president have acted in good faith in the execution of their duties;
- to exercise other powers conferred by the Board and other powers as may be required or provided for under laws of the places where the Company's shares are listed.

Board of Supervisors

The Company shall have a board of Supervisor, which shall comprise three supervisors, one of whom shall be elected as the chairman of the board of Supervisors. The chairman of the board of Supervisors shall be elected and replaced by two-thirds or more of all the Supervisors. The term of office of each Supervisor shall be 3 years. A Supervisor may serve consecutive terms if reelected upon the expiration of his/her term.

Directors, president and other senior management personnel of the Company may not serve as Supervisors concurrently.

The board of Supervisors shall perform the following duties:

- to examine the periodic report of the Company formulated by the Board and propose a written examination opinion;
- to supervise the financial activities of the company and entrust an accounting firm in the name of the Company to conduct independent audit over the Company's financial issues where necessary;
- to supervise the performance of duties by the directors, the president and senior management personnel of the Company, and dismissal of the Directors and senior management of the company who violate laws, the Articles of Association or resolutions of the shareholders' general meeting;
- to require the Directors, the president, and other senior management of the company to correct any act that is harmful to the Company's interests;
- to propose to hold an extraordinary shareholders' meeting, and to convene and preside over a shareholders' general meeting when the Board fails to perform its duty of convening and presiding over such meeting pursuant to the laws;
- to make proposals to the shareholders' general meetings;
- to bring legal proceedings against the directors, the senior management personnel in accordance with laws;
- to conduct investigations if in doubt of the Company's operation situations, and entrust professional institutions including accounting firm and law firm etc. for assistance where necessary.

A Supervisor can attend the Board meetings as a non-voting attendee and shall have the right to query on the resolved matters or propose suggestions.

A Supervisor shall abide by laws and the Articles of Association, and perform his/her supervising responsibilities honestly and diligently. A Supervisor shall be liable to the Company for any loss caused by his/her performance of duties in violation of the laws or the Articles of Association.

President of the Company

The president of the Company shall be accountable to the Board and shall have the right to exercise the following powers:

- be in charge of business operation and management, organize the implementation of resolutions of the board of directors and report to the board of directors;
- organize the implementation of annual operation and investment plans;
- formulate the internal management establishment structure of the Company;
- formulate the draft of the basic administrative system;
- formulate the basic regulations of the company;

- propose to the board of directors for the appointment or dismissal of Vice President, Chief Accountant, Chief Engineer and Chief Economist;
- appoint or dismiss other management not appointed by the Board;
- propose the convening of special meeting of Board; and
- other powers authorized by the Articles of Association and the Board.

The president shall abide by laws and the Articles of Association and perform his duties faithfully, honestly and diligently. The president shall be liable to the Company for any loss caused by his/her performance of duties in violation of the laws or the Articles of Association.

Board

The Board shall be responsible to the shareholders' general meetings and exercise the following functions and powers:

- convening shareholders' general meetings and reporting on its performance to shareholders at such meetings;
- executing the resolutions of the shareholders' general meetings;
- determining business plans and investment proposals;
- formulating proposed annual budgets and final accounts;
- formulating profit distribution plans and plans for recovery of losses;
- formulating proposals for increases in or reductions of registered share capital, and proposals for issuance of bonds or other marketable securities and listing plans;
- formulating proposals for material acquisition, repurchase of shares, merger, separation, dissolution, liquidation or change of the nature of the Company;
- determining proposals for external investment, acquisition and disposal of asset, assets mortgage, guarantee for third party liabilities, entrusted finance and connected transactions etc. within the scope authorized in shareholders' general meetings;
- formulating proposals for any amendment to articles of association;
- appointing or dismissing the Company's president and secretary of the Board, appointing or dismissing our vice presidents, chief accountant, chief engineer, chief economist and other executive officers based on the nomination of our president, and deciding on matters relating to their emoluments and on the imposition of any disciplinary measures;
- deciding on the establishment of internal management system and structure;
- formulating the basic administrative rules of the Company and managing disclosure of information;
- proposing the appointment or dismissal of the Company's auditing accounting firm to the shareholders' general meeting;
- hearing the work report by the Company's president and supervising the president's performance;

- other authorities conferred by shareholders' general meetings or prescribed by the laws or the Articles of Association.

Regular meetings of the Board shall be held at least once for every half of a year. Meetings of the Board shall be convened by the chairman of the Board. Meeting notice shall be served in writing with the office seal of the Board 10 days before the meeting is held to all the Directors and Supervisors and the president and the secretary of the Board.

The chairman of the Board shall convene and preside a special Board meeting within 10 working days under one of the following circumstances:

- shareholders representing one tenth or more voting rights propose;
- the board of Supervisors proposes;
- the chairman of the Board considers necessary;
- one third or more of the Directors propose jointly;
- half or more of the independent non-executive Directors propose;
- the president of the Company proposes;
- other situations prescribed by the laws or the Articles of Association.

Meetings of the Board may be held only if more than half of the Directors (including proxies) attend. Resolutions of the Board shall be adopted by the affirmative votes of more than half of all the Directors except for the following matters where an affirmative vote of at least two thirds or more of all the Directors will be required:

- formulating proposals for increases in or reductions of registered share capital, and proposals for issuance of bonds or other marketable securities and listing plans;
- formulating proposals for material acquisition, repurchase of shares, merger, separation, dissolution, liquidation or change of the nature of the Company;
- formulating proposals for any amendment to the articles of association;
- providing guarantee for any third party liabilities; or
- material authorizations to the president and the management, the content of which shall be definite and specific.

Each Director shall have one vote.

The special committees set up under the board of Directors include without limitation: Strategy and Investment Committee, Nomination Committee, Audit Committee and Compensation and Discipline Committee.

Appointment of an accounting firm

The Company shall engage an independent accounting firm that complies with relevant State regulations to audit the annual Financial reports and other Financial reports of the Company. The term of engagement of an accounting firm engaged by the Company shall be between the end of the annual shareholders' meeting of the Company and the end of the next annual shareholders' meeting.

The general shareholders' meeting may, by means of an ordinary resolution, dismiss any accounting firm prior to the expiration of its term of engagement, notwithstanding any provisions in the engagement contract between the accounting firm and the Company, without prejudice to such accounting firm's right, if any, to claim damages from the Company in respect of such dismissal.

The engagement, dismissal or refusal of the renewal of the engagement of an accounting firm shall be decided upon by the shareholders' general meeting and reported to the securities regulatory authorities of the State Council.

The remuneration or method of remuneration of an accounting firm shall be decided upon by the shareholders' general meeting. The payment scheme to an accounting firm appointed by the Board shall be determined by the Board.

Major Investment and Disposal of Assets

The Board shall establish stringent review and approval procedures and policies in respect of its authorization for external investment, acquisition and disposal of assets, assets mortgage, pledge, guarantee for third party liabilities, entrusted finance, connected transactions etc.; and shall organize relevant professionals and experts to conduct analysis and judgment over significant investment and submit its decisions to the shareholders' meeting for its approval.

Dispute resolution

If any disputes or claims related to the Company's business based on the rights or obligations provided in the Articles of Association, the PRC Company Law and other relevant laws arise between the shareholders of foreign investment shares listed outside the PRC and the Company, between the shareholders of foreign investment shares listed outside the PRC and the directors, supervisors, the president and other senior management personnel of the Company or between the shareholders of foreign investment shares listed outside the PRC and other shareholders of domestic investment shares, the parties concerned may submit such dispute or claim for arbitration.

When such disputes or claims as described above are submitted for arbitration, such disputes or claims shall be submitted in their entirety, and all persons that have a cause of action due to the same events or whose participation is necessary for the settlement of such disputes or claims, and if such persons being the Company shareholders, directors, supervisors, the president or other senior management personnel of the Company, shall abide by the arbitration result.

Disputes concerning the definition of shareholders and the register of shareholders shall not be required to be settled by means of arbitration.

A dispute or claim submitted for arbitration may be arbitrated, at the option of the arbitration applicant, by either the China International Economic and Trade Arbitration Commission in accordance with its arbitration rules or the Hong Kong International Arbitration Centre in accordance with its securities arbitration rules. After the arbitration applicant has submitted the dispute or claim for arbitration, the other party must carry out arbitration in the arbitration institution selected by the applicant.

If the arbitration applicant opts for arbitration by the Hong Kong International Arbitration Centre, either party may request arbitration to be conducted in Shenzhen in accordance with the securities arbitration rules of the Hong Kong International Arbitration Centre.

Unless otherwise provided by laws or administrative regulations, the laws of the PRC shall apply to the settlement by means of arbitration of disputes or claims referred in the above paragraph.

The award of the arbitration institution shall be final and binding upon each party.

FURTHER INFORMATION ABOUT THE COMPANY

1. *Incorporation*

The Company was established under the PRC laws as a joint stock limited company on 5 November 2007 by CRCCG as the sole promoter. The Company has obtained a business licence (Registration number 1000001004130) issued by the PRC State Administration for Industry and Commerce on 5 November 2007.

The Company has established a place of business in Hong Kong at 23/F, Railway Plaza, 39 Chatham Road South, Tsim Sha Tsui, Kowloon, Hong Kong, and was registered with the Hong Kong Companies Registry as a non-Hong Kong company in Hong Kong under Part XI of the Companies Ordinance on 31 January 2008. Mr. LAW Chun Biu has been authorized on behalf of the Company to accept service of process and any notices required to be served on the Company in Hong Kong.

As the Company was established in the PRC, it is subject to the relevant laws and regulations of the PRC and the Articles of Association. A summary of the relevant aspects of the relevant laws and regulations of the PRC and a summary of the Articles of Association are set out in Appendices VII and VIII to this Prospectus, respectively.

2. *Changes in the registered capital of the Company*

At the time of the establishment of the Company, its initial registered capital was RMB8,000,000,000 divided into 8,000,000,000 Domestic Shares, all of which were credited as fully paid up and held by CRCCG. On 10 March 2008, the Company will issue 2,450,000,000 A Shares, all of which will be listed on the Shanghai Stock Exchange, upon obtaining the approval of CSRC and Shanghai Stock Exchange.

Immediately upon completion of the A Share Offering and Global Offering but without taking into account the exercise of the Over-allotment Option, the share capital of the Company will be RMB12,156,000,000 comprising 12,156,000,000 Shares.

Shareholders	Nature	Number of Shares	Approximate percentage of issued share capital
			%
CRCCG	A Shares	7,803,810,000	
	Domestic Shares	25,590,000	
		7,829,400,000	64.4
Public holders of A Shares	A Shares	2,450,000,000	20.2
H Shares issued and converted pursuant to the Global Offering	H Shares	1,876,600,000	15.4
Total		12,156,000,000	100.0

Immediately after the completion of the Global Offering, and assuming that the Over-allotment Option is exercised in full, the share capital of the Company will be RMB12,411,900,000, comprising 12,411,900,000 Shares.

Shareholders	Nature	Number of Shares	Approximate percentage of issued share capital
			%
CRCCG	A Shares	7,803,810,000	62.9
Public holders of A Shares	A Shares	2,450,000,000	19.7
H Shares issued and converted pursuant to the Global Offering	H Shares	2,158,090,000	17.4
Total		12,411,900,000	100.0

See "Share capital" for details.

Save as disclosed in this Prospectus, there has been no alteration in the registered capital of the Company since the date of its establishment.

3. *Resolutions of the Company's shareholders passed on 5 November 2007*

At the first extraordinary general meeting of the Company held on 5 November 2007, the following resolutions, among other resolutions, of the sole shareholder relating to the issue of H Shares were passed and approved:

(a) the issue by the Company of the H Shares of nominal value of RMB1.00 each and such H Shares be listed on the Hong Kong Stock Exchange;

(b) subject to compliance with the minimum public float of the Hong Kong Listing Rules, the number of H Shares to be issued shall not be less than 15% of the total issued share capital of the Company as enlarged by the A Share Offering and H Share Offering (excluding the H Shares to be issued upon the exercise of the Over-allotment Option);

(c) if the date of the H Share Listing is within the three-month period after the date of the A Share Listing, the shareholders of the Company will be entitled to the undistributed net profits of the Company in accordance with their shareholdings after the completion of the H Share Offering;

(d) subject to the completion of the H Share Listing, the Articles of Association has been approved and adopted, which shall only become effective on the Listing Date and the Board has been authorized to amend the Articles of Association in accordance with any comments from the Hong Kong Stock Exchange and relevant government authorities of the PRC; and

(e) the Board was authorized to issue the H Shares within 12 months from the date of the extraordinary general meeting.

At the second extraordinary general meeting of the Company held on 30 November 2007, certain resolutions relating to distribution of undistributed net profit to the holders of A Shares after the A Share Listing were amended and passed.

4. The Restructuring

In preparation for the A Share Offering and the Global Offering, we underwent the Restructuring, details of which are set out in "Restructuring". As confirmed by Beijing Deheng Law Office, our legal adviser as to PRC law, we have obtained all necessary approvals from relevant PRC regulatory authorities required for the implementation of the Restructuring. These approvals include:

(1) On 17 August 2007, the SASAC issued an approval document (Guo Zi Gai Ge [2007]878) to approve the proposal relating to the Restructuring;

(2) On 31 August 2007, the MLR issued an approval document (Guo Tu Zi Han [2007]674) to approve the disposal of assets of CRCCG;

(3) Hua Yuan Real Estate Appraising Co., Ltd. appraised the land use rights which were to be injected into the Company as of 31 December 2006 and issued an appraisal report Hua Yuan [2007] 103 on 20 September 2007. The MLR approved the appraisal report by its approval document (Guo Tu Zi Han [2007] 779) on 17 October 2007;

(4) DeveChina International Appraisal Co., Ltd. appraised the assets of CRCCG which were to be injected into the Company as of 31 December 2006 and issued an appraisal report (Zhong Fa Ping Baozi [2007] 148) on 24 September 2007. The SASAC approved the appraisal report by its approval document (Guo Zi Chan Quan [2007] 1208) on 1 November 2007;

(5) On 2 November 2007, the SASAC issued an approval document (Guo Zi Chan Quan [2007]1216) approving the management of CRCCG's State-owned equity interests in us;

(6) On 4 November 2007, the SASAC issued an approval document (Guo Zi Gai Ge [2007]1218) approving the establishment of the Company as a joint stock limited company;

(7) On 5 November 2007, CRCCG convened an inaugural meeting of the Company for the establishment of the Company and the adoption of the Articles of Association was approved;

(8) On 5 November 2007, a new business license was issued by the State Administration for Industry and Commerce, whereupon the Company was formally established as a joint stock limited company;

(9) On 6 December 2007, the SASAC issued an approval (Guo Zi Chan Quan [2007] 1498) approving the transfer of shares by CRCCG to NSSF according to the policy of the PRC on reduction of State-owned shares;

(10) On 19 December 2007, the SASAC issued an approval (Guo Zi Gai Ge [2007] 1542) for the conversion of the Company into an "overseas subscription company";

(11) On 24 January 2008, the CSRC issued an approval (Zheng Jian Xu Ke [2008] 149) with regard to the issue of H Shares and the listing of the H Shares on the Hong Kong Stock Exchange; and

(12) On 4 February 2008, the CSRC issued an approval (Zheng Jian Xu Ke [2008] 240) with regard to the issue of A Shares.

FURTHER INFORMATION ABOUT OUR COMPANY

1. *Our principal subsidiaries*

Our principal subsidiaries (for the purposes of the Hong Kong Listing Rules) as of the date of this Prospectus include all entities set out under paragraph (i) of note 1 of Section II to the Accountants' Report as included in Appendix I to this Prospectus.

Save as disclosed in this Prospectus, there has been no alteration in the share capital of any of our subsidiaries mentioned above within the two years immediately preceding the date of this Prospectus.

2. *Sino-foreign joint ventures*

Information regarding the Sino-foreign equity joint ventures, cooperative or contractual joint ventures in which we are interested are set out below:

Shanghai Xianke Bridge & Tunnel Inspection Technology LTD. (上海先科橋樑隧道檢測加固工程技術有限公司) ("Shanghai Xianke")

Parties and equity interest:	China Railway Shanghai Design Institute Group Co., Ltd. (上海鐵路城市軌道交通設計研究院) 30%; Nanchang Railway Reconnaissance and Design Institute Co., Ltd. (南昌鐵路勘測設計院有限公司) 5%; Japan Tess Co. Ltd. (日本株式會社TESS公司) 25%; CRCC 15th Bureau Construction Group Limited (中鐵建第十五局建設集團公司) 10%; Nanchang Ke'ning Industry Co. Ltd. (南昌科寧實業有限公司) 25%; and Railway Construction Research and Design Institute (鐵道建築研究設計院) 5%.
Term of joint venture:	20 years
Date of establishment:	13 October 2005
Scope of business:	Design and construction of bridge and tunnel detection and stabilization projects, building deviation correction monolithic movement and structural stabilization, hoisting and lifting of special equipment, Special Thunder Protection Technology, consultancies of construction engineering technology, development and promotion of software regarding bridge management and servicing, development and promotion of software and equipment regarding bridge and tunnel detection and stabilization technology (the above are subject to specific qualifications if applicable.)
Nature:	Sino-foreign equity joint venture
Total investment amount:	RMB 4,000,000
Registered share capital:	RMB 4,000,000

All transfers of registered share capital in Shanghai Xianke are subject to pre-emptive rights of the joint venture partners set out in the joint venture contract and the articles of association of Shanghai Xianke. The entitlements of joint venture partners to profits, dividends and other distributions of Shanghai Xianke are

proportionate to their capital contribution ratios. The board consists of seven directors. China Railway Shanghai Design Institute Group Co., Ltd. and Japan Tess Co. Ltd. have the right to nominate two directors respectively to the board of Shanghai Xianke under the joint venture contracts and its articles of association.

Upon expiry of the joint venture, the joint venture partners shall be entitled to the distributable assets proportionate to their capital contribution ratios.

3. Changes in share capital of our principal subsidiaries

The following sets out the changes in the share capital of our principal subsidiaries within the two years immediately preceding the date of this Prospectus:

(a) China Railway 13th Bureau Group Co., Ltd.

The registered capital of China Railway 13th Bureau Group Co. Ltd., one of our wholly-owned subsidiaries, was reduced from RMB 510 million to RMB 444.8 million on 7 July 2006.

(b) China Railway 16th Bureau Group Co., Ltd.

The registered capital of China Railway 16th Bureau Group Co., Ltd., one of our wholly-owned subsidiaries, was reduced from RMB 558 million to RMB 468.3 million on 1 June 2006.

(c) China Railway 17th Bureau Group Co., Ltd.

The registered capital of China Railway 17th Bureau Group Co., Ltd., one of our wholly-owned subsidiaries, was reduced from RMB 536.8 million to RMB 444.2 million on 7 September 2006.

(d) China Railway 22nd Bureau Group Co., Ltd.

The registered capital of China Railway 22nd Bureau Group Co., Ltd., one of our wholly-owned subsidiaries, was reduced from RMB 360 million to RMB 326 million on 25 December 2006.

(e) China Railway First Survey and Design Institute

The registered capital of China Railway First Survey and Design Institute, one of our wholly-owned subsidiaries, was reduced to RMB267.2 million on 27 April 2006, then was reduced to RMB 150 million on 4 July 2007.

(f) China Railway Fourth Survey and Design Institute

The registered capital of China Railway Fourth Survey and Design Institute, one of our wholly-owned subsidiaries, was reduced from RMB 155.2 million to RMB 150 million on 22 November 2007.

FURTHER INFORMATION ABOUT OUR BUSINESS

1. Material Contracts

We have entered into the following contracts (not being contracts entered into in the ordinary course of our business) within two years immediately preceding the date of this Prospectus which are or may be material:

(a) a restructuring agreement entered into between the Company and CRCCG on 5 November 2007 in respect of the Restructuring, further details of which are set out in "Restructuring";

(b) a non-competition agreement dated 5 November 2007 entered into between the Company and CRCCG pursuant to which CRCCG agreed not to compete with our Company in our main business and granted us options and pre-emptive rights to acquire the Retained Operations from CRCCG, further details of which are set out in "Relationship with CRCCG";

(c) a corporate investor agreement dated 22 February 2008 entered into between the Company, Baytree Investments (Mauritius) Pte Ltd and the Joint Global Coordinators, pursuant to which Baytree Investments (Mauritius) Pte Ltd agreed to subscribe for such number of H Shares in the amount of U.S.$50 million;

(d) a corporate investor agreement dated 22 February 2008 entered into between the Company, Bokon Investment Limited, Shau Kee Financial Enterprises Limited and the Joint Global Coordinators, pursuant to which Bokon Investment Limited agreed to subscribe for such number of H Shares in the amount of U.S.$50 million and Shau Kee Financial Enterprises Limited guaranteed all the obligations of Bokon Investment Limited;

(e) a corporate investor agreement dated 21 February 2008 entered into between the Company, China Life Insurance Company Limited and the Joint Global Coordinators, pursuant to which China Life Insurance Company Limited agreed to subscribe for such number of H Shares in the amount of U.S.$50 million;

(f) a corporate investor agreement dated 21 February 2008 entered into between the Company, Chow Tai Fook Nominee Limited and the Joint Global Coordinators, pursuant to which Chow Tai Fook Nominee Limited agreed to subscribe for such number of H Shares in the amount of U.S.$50 million;

(g) a corporate investor agreement dated 21 February 2008 entered into between the Company, Fulland Enterprises Corp, Bank of China Group Investment Limited and the Joint Global Coordinators, pursuant to which Fulland Enterprises Corp agreed to subscribe for such number of H Shares in the amount of U.S.$50 million and Bank of China Group Investment Limited guaranteed all the obligations of Fulland Enterprises Corp;

(h) a corporate investor agreement dated 22 February 2008 entered into between the Company, Gaoling Yali Feeder Ltd., Yale University and the Joint Global Coordinators, pursuant to which Gaoling Yali Feeder Ltd. agreed to subscribe for such number of H Shares in the amount of U.S.$50 million and Yale University guaranteed all the obligations of Gaoling Yali Feeder Ltd.;

(i) a corporate investor agreement dated 21 February 2008 entered into between the Company, Karasell International Limited, Cheung Kong (Holdings) Limited and the Joint Global Coordinators, pursuant to which Karasell International Limited agreed to subscribe for such number of H Shares in the amount of U.S.$50 million and Cheung Kong (Holdings) Limited guaranteed all the obligations of Karasell International Limited;

(j) a corporate investor agreement dated 21 February 2008 entered into between the Company, Silver Crescent Investment Holdings Ltd, CITIC Pacific Limited and the Joint Global Coordinators, pursuant to which Silver Crescent Investment Holdings Ltd agreed to subscribe for such number of H Shares in the amount of U.S.$50 million and CITIC Pacific Limited guaranteed all the obligations of Silver Crescent Investment Holdings Ltd;

(k) a corporate investor agreement dated 22 February 2008 entered into between the Company, Government of Singapore Investment Corporation Pte Ltd and the Joint Global Coordinators,

pursuant to which Government of Singapore Investment Corporation Pte Ltd agreed to subscribe for such number of H Shares in the amount of U.S.$50 million; and

(l) a Hong Kong Underwriting Agreement dated 28 February 2008 relating to the Hong Kong Public Offering entered into among the Company, the Hong Kong Underwriters and the Joint Global Coordinators, further details of which are set out in "Underwriting — Underwriting arrangements and expenses — Hong Kong Underwriting Agreement".

2. *Intellectual Property Rights*

Patents

As of the Latest Practicable Date, the following are patents that we have been granted in the PRC and which we consider to be or may be material to our business activities:

No.	Patent	Patent number	Patent owner	Date of authorized publication	Date of application	Type of patent
1	Beam-moving Device (移梁裝置)	ZL 00 2 06714.5	China Railway 14th Engineering Bureau 2nd Engineering Sector	2003.11.12	2000.3.30	Utility Model
2	Double-line Self-balance Type Static Load Experiment Device with Whole Hole and Simple-Supported Box-Beam for Passenger-dedicated line (客運專線雙線整孔簡支箱梁自平衡式靜載試驗裝置)	ZL 2006 2 0011518.6	China Railway 14th Bureau Group Co., Ltd	2007.11.21	2006.11.15	Utility Model
3	Rail Sleeper for Electrocircuit Use (鐵路軌道電路用軌枕)	ZL200520114296.6	China Academy of Railway Sciences Railway Engineering Research Institute Beijing Fangshan Bridge China Railway Road & Bridge Engineering Co., Ltd.	2006.9.6	2005.7.26	Utility Model
4	Shifting Air Curtain Device for Mist and Dust Removal in Tunnel (移動風幕式隧道驅煙除塵裝置)	ZL 2006 2 0025051.0	China Railway 17th Bureau Group Co., Ltd	2007.7.11	2006.7.21	Utility Model
5	Rolling Device for Bridge Deck Concrete Pavement Equipment (橋面砼鋪裝振碾設備的碾壓裝置)	ZL 2004 2 0055074.7	China Railway 17th Bureau Group 6th Engineering Company Limited	2006.4.19	2004.12.21	Utility Model
6	Bridge Deck Concrete Pavement Equipment (橋面砼鋪裝振碾設備)	ZL 2004 2 0055075.1	China Railway 17th Bureau Group 6th Engineering Company Limited	2006.3.29	2004.12.21	Utility Model

No.	Patent	Patent number	Patent owner	Date of authorized publication	Date of application	Type of patent
7	Non-Ballasted Non-Insulating Track Applied New Patent (無碴諧振式無絕緣軌道)	ZL 2005 2 0035122.0	China Railway 23rd Bureau Group Co., Ltd	2006.9.13	2005.8.15	Utility Model
8	Magnetic Suspension Straight Line Railway Beam (磁懸浮直線軌道梁)	ZL 2006 3 0029486.8	China Railway 23rd Bureau Group Co., Ltd	2007.5.30	2006.7.28	External design
9	Magnetic Suspension Curve Railway Beam (磁懸浮曲線軌道梁)	ZL 2006 3 0029487.2	China Railway 23rd Bureau Group Co., Ltd	2007.5.30	2006.7.28	External design
10	High Precision Debugging Template (高精度可調式模板)	ZL 99 2 30842.9	China Railway Construction Corporation Yangmahe Bridge Factory	1999.8.28	1999.1.29	Utility Model
11	Straddle Type Single Track Prestressed Concrete Bridges (跨座式單軌預應力混凝土橋樑體)	ZL 99 2 30749.X	China Railway Construction Corporation Yangmahe Bridge Factory	1999.8.28	1999.1.13	Utility Model
12	Magnetic Suspension Guide Track Beam Template (磁懸浮導軌梁模板)	ZL 01 2 13970.X	China Railway Construction Corporation Yangmahe Bridge Factory	2001.10.20	2001.1.19	Utility Model
13	Folding template For Concrete Box Beam Construction Applied New Patent Certificate (砼箱梁施工用折疊模板)	ZL 03 2 52976.7	China Railway Road & Bridge (Group) Corporation	2004.10.06	2003.09.28	Utility Model
14	Magnetic Suspension Prestressed Reinforced Concrete Track Beam Manufacturing Method (磁懸浮預應力鋼筋砼軌道梁製造方法)	ZL 02 1 33641.5	China Railway Yangmahe Engineering Corporation Limited	2005.6.29	2002.8.21	Invention
15	Straddle Type Single Track Prestressed Reinforced Concrete Track Beam Manufacturing Method (跨座式單軌預應力鋼筋砼軌道梁製造工藝)	ZL 02 1 33640.7	China Railway Yangmahe Engineering Corporation Limited	2005.6.29	2002.8.21	Invention
16	Self-motive Device For Replacing Railway Switch (更換鐵路道岔用道岔自動驅動裝置)	ZL 2004 2 0068708.2	China Railway 25th Bureau Group 3rd Engineering Company Limited	2005.8.31	2004.9.15	Utility Model

No.	Patent	Patent number	Patent owner	Date of authorized publication	Date of application	Type of patent
17	A Universal Wheel Device (一種萬向輪裝置)	ZL 2004 2 0068707.8	China Railway 25th Bureau Group 3rd Engineering Company Limited	2005.9.28	2004.9.15	Utility Model
18	Hydraulic Top-Drop Device For Replacing Railway Switch (更換鐵路道岔用液壓頂落裝置)	ZL 2004 2 0068709.7	China Railway 25th Bureau Group 3rd Engineering Co., Ltd.	2005.8.31	2004.9.15	Utility Model
19	A Mini Concrete Block (一種砼小型砌塊)	ZL 01 2 33371.9	China Railway 25th Bureau Hengyuan Construction Engineering Co., Ltd.	2002.10.2	2001.8.14	Utility Model
20	Discharge Experiment Box (放電試驗箱)	ZL 92 1 00048.0	Liuzhou Railway Bureau Engineering Department Electricity-related Engineering Sector	1993.10.24	1992.1.10	Invention
21	A kind of material for Fix Brickkiln (一種修補磚窯的材料)	ZL 96 1 04773.9 號 國際專利分類號: C04B 35/00	Liuzhou Railway Bureau Engineering Department 1st Construction Engineering Sector	2000	1996.4.26	Invention
22	Controller for Boiler fan and Fire Grate (鍋爐風機、爐排的控制裝置)	ZL 01 2 47060.0	China Railway First Survey and Design Institute Group Co., Ltd.	2002.8.21	2001.9.14	Utility Model
23	Discharge Device for Extraordinary Long Distance (超長距離送電裝置)	ZL 2006 2 0078382.0	China Railway First Survey and Design Institute Group Co., Ltd.	2007.4.18	2006.1.27	Utility Model
24	Flexible and Motive Contact System (柔性可移動接觸網)	ZL 2006 2 0078381.6	China Railway First Survey and Design Institute Group Co., Ltd.	2007.4.18	2006.1.27	Utility Model
25	Catenary Device and Method of Rigid Electricalized Railway Contact System (電氣化鐵道剛性接觸網的懸掛裝置及方法)	ZL 03 1 34484.4	China Railway First Survey and Design Institute Group Co., Ltd.	2007.8.29	2003.7.29	Invention
26	Reactive Power Compensation Device (無功補償裝置)	ZL 00 2 42253.0	China Railway First Survey and Design Institute Group Co., Ltd.	2001.9.12	2000.7.11	Utility Model
27	A Power Device for Traction Engine Warehousing (一種牽引機車入庫的動力裝置)	ZL 00 2 41961.0	China Railway First Survey and Design Institute Group Co., Ltd.	2001.6	2000.7.4	Utility Model
28	A Stress Shovel (一種應力鏟)	ZL 02 2 79590.1	China Railway Fourth Survey and Design Institute Group Co., Ltd.	2003.10.01	2002.10.18	Utility Model

No.	Patent	Patent number	Patent owner	Date of authorized publication	Date of application	Type of patent
29	Micro Power Ventilative Sound Insulation Window (微動力通風式隔音窗)	ZL 2004 2 0017126.1	China Railway Fourth Survey and Design Institute Group Co., Ltd.	2005.3.9	2004.2.12	Utility Model
30	pushing method (頂管法管棚支護裝置)	ZL 2004 2 0018134.8	China Railway Fourth Survey and Design Institute Group Co., Ltd.	2005.7.27	2004.5.20	Utility Model
31	Beam Door Frame of Contact System (接觸網橫梁門架)	ZL 2004 3 0014576.0	China Railway Fourth Survey and Design Institute Group Co., Ltd.	2005.3.30	2004.5.20	Design
32	Test Bar for Audio Track Circuit Parameters (音頻軌道電路參數測試棒)	ZL 2004 2 0018271.1	China Railway Fourth Survey and Design Institute Group Co., Ltd.	2005.8.17	2004.5.27	Utility Model
33	Direct Current Traction Contact System Rolling Bracket (Soft) (直流牽引接觸網旋轉腕臂(柔美型))	ZL 2004 3 0014815.2	China Railway Fourth Survey and Design Institute Group Co., Ltd.	2005.3.23	2004.6.24	Design
34	Combined Bridge of Continuous Rigid-frame and Arch Structure (連續剛構柔性拱組合橋)	ZL 2004 2 0076465.7	China Railway Fourth Survey and Design Institute Group Co., Ltd.	2006.2.15	2004.9.2	Utility Model
35	Direct Current Traction Power Supply Circuit Structure (直流牽引供電線路結構)	ZL 99 2 38382.X	China Railway 4th Survey and Design Institute Electrization Design and Research Department	2000.9.9	1999.8.25	Utility Model
36	Measuring and Calculating Method of Quadrupole Alternating Current in Conductivity of Earth Surface (四極電測交流視在大地導電率的測量計算方法)	ZL 00 1 16012.5; 國際專利主分類號: G01V 3/00	China Railway Fourth Survey and Design Institute Group Co., Ltd.	2003.7.16	2000.9.11	Invention
37	Secondary Side Open-Circuit Protector Device of Current Mutual Inductor (電流互感器二次側開路保護器)	ZL 00 2 29882.1	China Railway Fourth Survey and Design Institute Group Co., Ltd.	2004.2.4	2000.5.11	Utility Model
38	Deformation Module EV2 Testing Device (變形模量EV2測試儀)	ZL 2006 2 0119246.1	China Railway Fifth Survey and Design Institute Group Co., Ltd.	2007.8.29	2006.8.8	Utility Model

No.	Patent	Patent number	Patent owner	Date of authorized publication	Date of application	Type of patent
39	Prefabricated Box Girder Full Hydraulic Entirely Contract and Enlarge Internal Mold for Rapid Transit Railways Special Line for Passenger Transport (高速鐵路客運專線預製箱梁全液壓整體收放內模)	ZL 2006 2 0134016.2	China Railway Fifth Survey and Design Institute Group Co., Ltd.	2007.10.3	2006.10.10	Utility Model
40	Height and Rail-direction measuring apparatus for Non-Ballasted Track Rail (無碴軌道鋼軌高低及軌向弦測儀)	ZL 2006 2 0139013.8	China Railway Fifth Survey and Design Institute Group Co., Ltd.	2007.10.3	2006.8.31	Utility Model
41	A Mid-span Continuous Beam Bridging Machine (一種中跨連續梁造橋機)	ZL 2006 2 0123544.8	China Railway Fifth Survey and Design Institute Group Co., Ltd.	2007.8.22	2006.8.4	Utility Model
42	Railway Universal Beam (鐵路通用便梁)	ZL03 2 62717.3	Shaanxi Construction Machinery Co., Ltd.; Railway Construction Research and Design Institute	2004.9.22	2003.9.3	Utility Model
43	Assembling Adjustable Stress Structure (拼裝式可調膺架梁)	ZL 00 2 05639.9	Railway Construction Research and Design Institute	2000.11.11	2000.3.6	Utility Model
44	Ballonet Volume Determinator (氣囊式容積測定儀)	ZL01 2 70446.6	Railway Construction Research and Design Institute	2002.8.14	2001.11.9	Utility Model
45	Supporting Equipment of early disassemble for Cast On-site Concrete (現澆混凝土樓板的鋼結構早拆支承裝置)	ZL 03 2 43084.1	China Railway Construction Co., Ltd.	2004.1.14	2003.4.4	Utility Model
46	Spiral Adjustment Steel Structure (螺旋式可調鋼結構梁卡具)	ZL 03 2 75604.6	China Railway Construction Co., Ltd.	2004.8.25	2003.7.11	Utility Model
47	A Turning Device (一種旋轉裝置)	ZL 2004 2 0003436.8	Lin Xueyou, China Railway Construction Co., Ltd.	2005.11.16	2004.2.11	Utility Model
48	A Turning and Quick Mixing Device (一種旋轉快速混合裝置)	ZL 2006 2 0139216.7	Lin Xueyou, China Railway Construction Co., Ltd.	2007.10.3	2006.9.6	Utility Model
49	Railway Track Nonlinear High-torsion Shock Absorption Rails Tie Plate (軌道非線性高扭抗減振墊板)	ZL 01 2 54607.0	Shanghai Railway City Rail Transit Design and Research Institute, Fan Peixin	2002.8.28	2001.11.8	Utility Model

No.	Patent	Patent number	Patent owner	Date of authorized publication	Date of application	Type of patent
50	An Excavation Drive Set for Screen Scarifier (一種清篩機挖掘驅動裝置)	ZL 03 2 33856.2	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2004.4.7	2003.4.3	Utility Model
51	A Ballast Backfilling Device (一種道碴回填裝置)	ZL 03 2 33735.3	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2004.4.21	2003.3.26	Utility Model
52	An Anti-flexure Chain Travelling Belt (抗撓度變形的鏈式輸送帶)	ZL 03 2 34454.6	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2004.4.21	2003.5.16	Utility Model
53	Capacity-controllable Material Conveyance Vehicle (容積可控的物料運輸車)	ZL 03 2 34455.4	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2004.6.30	2003.5.16	Utility Model
54	A kind of Assembled Large Road Maintaining Machine and Method (一種組合式大型養路機械及其作業方法)	011155140	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2004.8.18	2001.4.26	Utility Model
55	A Railroad Switch Pavage Device (一種道岔鋪換設備)	ZL 2004 2 0060960.9	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2005.9.28	2004.8.27	Utility Model
56	Large Road Maintenance Machine for Railway on Plateau (高原鐵路大型養路機械)	ZL 2004 2 0060959.6	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2005.9.28	2004.8.27	Utility Model
57	Materiel Wagonage Synchronized Operation Telequipment (物料運輸車同步運行、作業遙控裝置)	ZL 2004 2 0104624.X	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2006.1.18	2004.12.9	Utility Model
58	Width-autoconditioning Railroad Switch Screen Scarifier Excavating Gear (自動調整寬度的道岔清篩機挖掘裝置)	ZL 2005 2 0022631.X	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2006.10.25	2005.8.8	Utility Model
59	Sided Plow Equipment used for Ballast-collocating Shaping-Vehicle (配碴整形車用側犁裝置)	ZL 2005 2 0099820.7	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2006.10.25	2005.9.21	Utility Model
60	Steady Head Controlling Device of Power-steady Vehicle (動力穩定車穩定頭控制裝置)	ZL 2005 2 0022632.4	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2006.10.25	2005.8.8	Utility Model
61	A Vertical Excavating Gear (一種垂直挖掘裝置)	ZL 2005 2 0099816.0	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2006.12.13	2005.9.20	Utility Model

No.	Patent	Patent number	Patent owner	Date of authorized publication	Date of application	Type of patent
62	A Road Bed Ballast-removing Processor (一種道床清碴處理機)	ZL 2005 2 0099815.6	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2006.12.13	2005.9.20	Utility Model
63	Ballast-collocating Shaping-vehicle (配碴整形車)	ZL 2005 2 0099819.4	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2006.12.13	2005.9.21	Utility Model
64	Rib Device for Transport Machine (輸送機械用擋邊裝置)	ZL 2005 2 0099905.5	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2006.12.13	2005.11.3	Utility Model
65	Mid Plow Equipment used for Ballast-collocating Shaping-Vehicle (配碴整形車用中犁裝置)	ZL 2005 2 0099817.5	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2006.12.20	2005.9.20	Utility Model
66	A Scoop-wheel Ballast Excavation Conveyor (一種道碴挖掘斗輪輸送機)	ZL 2006 2 0019328.9	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.2.28	2006.3.3	Utility Model
67	Ballast Backfilling Distribution Device (道碴回填分配裝置)	ZL 2006 2 0019326.X	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.2.28	2006.3.3	Utility Model
68	Acceleration Bogie for Large Road Maintenance Machine (大型養路機械提速轉向架)	ZL 2006 2 0019323.6	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.2.28	2006.3.3	Utility Model
69	Road Bed Side Slope Excavation Screen Scarifier (線路道床邊坡挖掘清篩機)	ZL 2006 2 0019327.4	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.2.28	2006.3.3	Utility Model
70	Narrow Gage Line Screen Scarifier (窄軌線路清篩機)	ZL 2006 2 0019325.5	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.2.28	2006.3.3	Utility Model
71	Vertical Chain Side Slope Excavating Gear (垂直鏈式邊坡挖掘裝置)	ZL 2006 2 0019449.3	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.3.7	2006.4.14	Utility Model
72	A Side Slope Screen Scarifier with Vertical Chain Excavating Gear (帶垂直鏈式挖掘機構的邊坡清篩機)	ZL 2006 2 0019448.9	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.3.14	2006.4.14	Utility Model
73	Steel Rail Welding Vehicle (鋼軌焊接車)	ZL 2006 2 0019355.6	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.3.14	2006.3.15	Utility Model
74	A Mobile Rail Welding Vehicle (一種移動式焊軌車)	ZL 2006 2 0019354.1	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.3.14	2006.3.15	Utility Model

No.	Patent	Patent number	Patent owner	Date of authorized publication	Date of application	Type of patent
75	Bi-motor Powered Speed Regulating Gear-drive Equipment (雙馬達驅動的調速傳動裝置)	ZL 2006 2 0019445.5	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.5.23	2006.4.14	Utility Model
76	Bi-motor Powered Speed Regulating Device (雙馬達驅動的調速裝置)	ZL 2006 2 0019446.X	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.5.23	2006.4.14	Utility Model
77	Single Axle Wheel Pair Lifting Linkage (單軸輪對懸掛裝置)	ZL 2006 2 0019468.6	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.5.23	2006.4.21	Utility Model
78	Highly Efficient Side Slope Screen Scarifier (高效邊坡清篩機)	ZL 2006 2 0019324.0	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.6.27	2006.3.3	Utility Model
79	One-motor Powered Graduating Device (單馬達驅動的減速裝置)	ZL 2006 2 0019447.4	Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	2007.7.4	2006.4.14	Utility Model
80	Bi-motor Speed Regulating Gear-drive Equipment (雙馬達調速傳動裝置)	ZL 99 2 41556.X	Kunning Machine Works	2000.10.21	1999.11.12	Utility Model
81	Easily Assembled Side Slope Screen Scarifier (便於组合的邊坡清篩機)	ZL 02 2 21398.8	China Railway Construction Corporation Kunning Machine Works	2002.11.27	2002.1.21	Utility Model
82	Rolling Stock Air Brake Bypass Device (鐵路機車空氣制動旁路裝置)	ZL 02 2 21399.6	China Railway Construction Corporation Kunning Machine Works	2002.11.27	2002.1.21	Utility Model
83	Side Slope Screen Scarifier (邊坡清篩機)	ZL 02 2 21397.X	China Railway Construction Corporation Kunning Machine Works	2002.11.27	2002.1.21	Utility Model
84	Multifunction Under Sleeper Ballast Screen Scarifier (多功能枕底道碴清篩機)	ZL 02 2 22124.7	China Railway Construction Corporation Kunning Machine Works	2003.6.4	2002.4.3	Utility Model
85	A Continuous Mode Sleeper Changer (一種連續式軌枕更換機)	ZL 02 2 22494.7	China Railway Construction Corporation Kunning Machine Works	2003.5.7	2002.4.30	Utility Model
86	A Sleeper Changer (一種軌枕更換機)	ZL 02 2 22892.6	China Railway Construction Corporation Kunning Machine Works	2003.5.28	2002.6.7	Utility Model
87	Under Sleeper Ballast Screen Scarifier (枕底道碴清篩機)	ZL 02 2 22125.5	China Railway Construction Corporation Kunning Machine Works	2003.2.12	2002.4.3	Utility Model

Pursuant to the PRC laws, a granted utility model has a validity period of 10 years from the date of its application, while a granted invention has a validity period of 20 years from the date of its application.

Trademarks

As of the Latest Practicable Date, we have registered the following trademarks in the PRC:

No.	Trademark	Registered owner	Class	Products or services covered	Registration number	Valid period
1		China Railway Construction Group Co., Ltd.	37	Note 12	1103445	14 September 1997 — 13 September 2007 (in the renewing process)
2	中铁 Zhongtie	China Railway Construction Group Co., Ltd.	37	Note 12	1151715	14 February 1998 — 13 February 2008 (in the process of being renewed)
3		Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	7	Note 2	4320716	14 April 2007 — 13 April 2017
4		China Railway First Survey and Design Institute	42	Note 17	1349834	28 December 1999 — 27 December 2009
5		China Railway 20th Bureau Engineering & Mechanics Plant	7	Note 2	1911974	21 October 2002 — 20 October 2012
6		China Railway 20th Bureau Engineering & Mechanics Plant	7	Note 2	1911975	21 October 2002 — 20 October 2012
7		China Railway 15th Bureau Group Co., Ltd	37	Note 12	1960436	14 November 2003 — 13 November 2013
8	CRMG	China Railway Goods and Materials Co., Ltd.	43	Note 18	3765912	21 February 2006 — 20 February 2016
9		China Railway Goods and Materials Co., Ltd.	40	Note 15	3765929	14 December 2005 — 13 December 2015
10	铁建物资	China Railway Goods and Materials Co., Ltd.	35	Note 10	3765911	14 December 2005 — 13 December 2015
11	铁四院	China Railway Fourth Survey and Design Institute	6	Note 1	3210591	28 January 2004 — 27 January 2014
12	铁四院	China Railway Fourth Survey and Design Institute	7	Note 2	3210590	28 January 2004 — 27 January 2014
13	铁四院	China Railway Fourth Survey and Design Institute	9	Note 3	3210589	7 August 2003 — 6 August 2013
14	铁四院	China Railway Fourth Survey and Design Institute	11	Note 4	3210708	14 October 2003 — 13 October 2013
15	铁四院	China Railway Fourth Survey and Design Institute	12	Note 5	3210707	21 June 2003 — 20 June 2013
16	铁四院	China Railway Fourth Survey and Design Institute	16	Note 6	3210706	28 September 2003 — 27 September 2013

No.	Trademark	Registered owner	Class	Products or services covered	Registration number	Valid period
17	铁四院	China Railway Fourth Survey and Design Institute	17	Note 7	3210705	7 October 2003 — 6 October 2013
18	铁四院	China Railway Fourth Survey and Design Institute	19	Note 8	3210704	7 September 2003 — 6 September 2013
19	铁四院	China Railway Fourth Survey and Design Institute	31	Note 9	3210703	21 June 2003 — 20 June 2013
20	铁四院	China Railway Fourth Survey and Design Institute	35	Note 10	3210702	21 March 2004 — 20 March 2014
21	铁四院	China Railway Fourth Survey and Design Institute	36	Note 11	3210701	21 February 2004 — 20 February 2014
22	铁四院	China Railway Fourth Survey and Design Institute	37	Note 12	3210700	21 February 2004 — 20 February 2014
23	铁四院	China Railway Fourth Survey and Design Institute	38	Note 13	3210699	7 November 2003 — 6 November 2013
24	铁四院	China Railway Fourth Survey and Design Institute	39	Note 14	3210732	7 November 2003 — 6 November 2013
25	铁四院	China Railway Fourth Survey and Design Institute	40	Note 15	3210731	21 March 2004 — 20 March 2014
26	铁四院	China Railway Fourth Survey and Design Institute	41	Note 16	3210730	21 September 2003 — 20 September 2013
27	铁四院	China Railway Fourth Survey and Design Institute	42	Note 17	3210729	21 January 2004 — 20 January 2014
28	铁四院	China Railway Fourth Survey and Design Institute	43	Note 18	3210748	21 December 2003 — 20 December 2013
29	铁四院	China Railway Fourth Survey and Design Institute	44	Note 19	3210747	28 July 2003 — 27 July 2013
30	TSY	China Railway Fourth Survey and Design Institute	6	Note 1	3925600	14 January 2006 — 13 January 2016
31	TSY	China Railway Fourth Survey and Design Institute	7	Note 2	3925599	14 April 2006 — 13 April 2016
32	TSY	China Railway Fourth Survey and Design Institute	9	Note 3	3925598	14 April 2006 — 13 April 2016
33	TSY	China Railway Fourth Survey and Design Institute	11	Note 4	3925597	28 June 2006 — 27 June 2016
34	TSY	China Railway Fourth Survey and Design Institute	12	Note 5	3925596	14 April 2006 — 13 April 2016
35	TSY	China Railway Fourth Survey and Design Institute	16	Note 6	3925595	21 August 2006 — 20 August 2016
36	TSY	China Railway Fourth Survey and Design Institute	17	Note 7	3925594	7 August 2006 — 6 August 2016

No.	Trademark	Registered owner	Class	Products or services covered	Registration number	Valid period
37	TSY	China Railway Fourth Survey and Design Institute	19	Note 8	3925593	21 August 2006 — 20 August 2016
38	TSY	China Railway Fourth Survey and Design Institute	31	Note 9	3925592	7 December 2005 — 6 December 2015
39	TSY	China Railway Fourth Survey and Design Institute	35	Note 10	3925591	7 October 2006 — 6 October 2016
40	TSY	China Railway Fourth Survey and Design Institute	36	Note 11	3925590	7 October 2006 — 6 October 2016
41	TSY	China Railway Fourth Survey and Design Institute	37	Note 12	3925589	7 October 2006 — 6 October 2016
42	TSY	China Railway Fourth Survey and Design Institute	38	Note 13	3925588	7 October 2006 — 6 October 2016
43	TSY	China Railway Fourth Survey and Design Institute	39	Note 14	3925587	7 October 2006 — 6 October 2016
44	TSY	China Railway Fourth Survey and Design Institute	40	Note 15	3925586	7 October 2006 — 6 October 2016
45	TSY	China Railway Fourth Survey and Design Institute	41	Note 16	3925585	7 October 2006 — 6 October 2016
46	TSY	China Railway Fourth Survey and Design Institute	42	Note 17	3925584	7 October 2006 — 6 October 2016
47	TSY	China Railway Fourth Survey and Design Institute	43	Note 18	3925583	7 October 2006 — 6 October 2016
48	TSY	China Railway Fourth Survey and Design Institute	44	Note 19	3925582	7 October 2006 — 6 October 2016
49		China Railway Fourth Survey and Design Institute	6	Note 1	3210430	28 January 2004 — 27 January 2014
50		China Railway Fourth Survey and Design Institute	7	Note 2	3210429	28 January 2004 — 27 January 2014
51		China Railway Fourth Survey and Design Institute	9	Note 3	3210428	7 August 2003 — 6 August 2013
52		China Railway Fourth Survey and Design Institute	11	Note 4	3210427	14 October 2003 — 13 October 2013
53		China Railway Fourth Survey and Design Institute	12	Note 5	3210426	21 June 2003 — 20 June 2013
54		China Railway Fourth Survey and Design Institute	16	Note 6	3210425	7 March 2004 — 6 March 2014
55		China Railway Fourth Survey and Design Institute	17	Note 7	3210424	14 July 2004 — 13 July 2014

No.	Trademark	Registered owner	Class	Products or services covered	Registration number	Valid period
56		China Railway Fourth Survey and Design Institute	19	Note 8	3210423	21 February 2004 — 20 February 2014
57		China Railway Fourth Survey and Design Institute	31	Note 9	3210422	21 June 2003 — 20 June 2013
58		China Railway Fourth Survey and Design Institute	35	Note 10	3210421	14 January 2004 — 13 January 2014
59		China Railway Fourth Survey and Design Institute	36	Note 11	3210420	21 February 2004 — 20 February 2014
60		China Railway Fourth Survey and Design Institute	37	Note 12	3210419	21 February 2004 — 20 February 2014
61		China Railway Fourth Survey and Design Institute	38	Note 13	3210598	7 November 2003 — 6 November 2013
62		China Railway Fourth Survey and Design Institute	39	Note 14	3210597	7 November 2003 — 6 November 2013
63		China Railway Fourth Survey and Design Institute	40	Note 15	3210596	14 January 2004 — 13 January 2014
64		China Railway Fourth Survey and Design Institute	41	Note 16	3210595	21 September 2003 — 20 September 2013
65		China Railway Fourth Survey and Design Institute	42	Note 17	3210594	21 January 2004 — 20 January 2014
66		China Railway Fourth Survey and Design Institute	43	Note 18	3210593	21 December 2003 — 20 December 2013
67		China Railway Fourth Survey and Design Institute	44	Note 19	3210592	28 July 2003 — 27 July 2013

Trademarks under application

The following are trademark applications that we have applied for in China as at the Latest Practicable Date pending approval and we consider to be material to our business activities.

No.	Trademark	Applicant(s)	Class	Products or services covered	Application number	Application date
1		CRCC	37	Note 10	6449610	21 December 2007
2		CRCC	37	Note 10	6449609	21 December 2007
3		CRCC	37	Note 10	6449608	21 December 2007

The following are trademark applications that we have applied for in Hong Kong as at the Latest Practicable Date pending approval and we consider to be material to our business activities.

No.	Trademark	Applicant(s)	Class	Products or services covered	Application number	Application date
1	CRCC 中国铁建	CRCC	35, 36, 37, 39, 42	Note 20, Note 21, Note 22, Note 23, Note 24	300991837	12 November 2007
2	CRCC	CRCC	35, 36, 37, 39, 42	Note 20, Note 21, Note 22, Note 23, Note 24	300991846	12 November 2007
3	中国铁建	CRCC	35, 36, 37, 39, 42	Note 20, Note 21, Note 22, Note 23, Note 24	300991855	12 November 2007

Note 1: Not hammered or half hammered steel, metallic materials used for railroad, non-electrical metal cable splices and others.

Note 2: Rail layers, road builders, rail track maintainers, machine rammers, excavating machines, road rollers and others.

Note 3: Blue print apparatus, flash-signal lamps, electronic signal projectors, distance measuring equipments, remote control equipments used for railroad switch and others.

Note 4: Air circulators, electric heater units, drain line devices, water wash devices, sewage disposal devices and others.

Note 5: Locomotives, trucks, cable transporters and haulage plants, funicular railways, mechanical vehicles used for transportation and others.

Note 6: Tracing paper, T-squares used for cartography, drawing instruments and others.

Note 7: Synthetic rubber, nonmetal sleeves, drain hose, sound-proof materials, insulation materials and others.

Note 8: Ballast used for pavage, cement, concrete building units, binding materials used for road repairs and others.

Note 9: Tree, wheat, natural turf, orange, plant seed, non-medical additives to fodder and product for animal litter.

Note 10: Import and export agents, auctions and others.

Note 11: Insurance, bank, art appraisal, leasing of real estate, real estate appraisal, brokerage, guarantor for leasing, charitable fund raising, trusts and pawn brokerage.

Note 12: House building, pavage, harbor and factories constructions, building operations supervision and others.

Note 13: Television broadcasting, cable television broadcasting, computer aided transmission of information and images, message delivery and information via telecommunication.

Note 14: Transportation information, car transport, air transport, parking place rental, rental of warehouses, distribution of energy, electricity distribution, courier services (mail and merchandise), travel agencies (except for hotel reservation) and transportation by pipeline.

Note 15: Welding, galvanization, abrasive machining, metal treatments and others.

Note 16: Education, training, colloquium organizing and others.

Note 17: Project technology researches, geological exploration, geological researches, architectural charting and others.

Note 18: Accommodation (hotels, catered boarding houses), catering, cafeterias, canteens, rental of temporary accommodation, boarding houses, hotels, restaurants, reservation for temporary accommodation and rental of conference rooms.

Note 19: Medical clinics, rest homes, hospitals, health care, horticulture, plant nurseries, physiotherapy, dental service, lawn care and medical consultancy.

Note 20: Business project management; business administration; business appraisals; business investigation and promotional services; accounting; sales promotion services; advertising and publicity services; marketing services; public relations services, dissemination of advertising matter; business research; market analysis and research, business and market statistical information; rental of advertising space; provision of information relating to trade development and business opportunity; preparation of reports and provision of information, all relating to the aforesaid services; provision of trade information and consultancy via the internet, online and other electronic media.

Note 21: Financing services; investment services; portfolio management; apartment house management services; renting of houses, accommodation letting agency, rental/leasing of accommodation, arranging/letting of apartments, rent collection, real estate affairs; real estate agency services; real estate management; house agency services; leasing of real estate; real estate brokerage and management; rental of apartments and flats; real estate appraisals; financial valuations; trusteeship; financial services provided by real estate agents; building and estate management and preparation of reports relating to the foregoing services.

Note 22: Construction; real estate development; on site building project management; civil engineering; land and property development services; property planning, development and construction of shopping centers, construction of homes, construction of warehouse, industrial, office and commercial buildings; demolition of property and buildings; construction of buildings, roads and bridges, real estate and accommodation including commercial properties; preparation of reports for construction purposes; project management services in respect of property development and property constructions, construction inspection; building project management work relating to building contracts and the design, construction distribution, erection and installation of prefabricated metal and concrete structures; maintenance, repair and installation services; supervision of building construction; restoration and renovation; information, advisory and consultancy services relating to the aforesaid services.

Note 23: Transportation and delivery of goods, packages, boxes and freight by road, rail, water, air or pipeline and services connected with such transport; packaging and storage of goods, packages, boxes and freight; transportation information; freight brokerage, unloading of freight; storage information; courier services; logistics in the transport sector; freighting by ship, aeroplane, rail, motor vehicle, lorry; warehouse management, rental of storage containers; rental of warehouses; logistics consultancy; dispatch handling/conducting; organising goods and dispatch data; drawing up all transit documents; providing

information relating to handling, transport and logistics, in particular the handling of documents, letters, packages, parcels and pallets; database services in the field of the transport, packaging and storage of goods.

Note 24: Project management; project management design; design planning; project management technical support; off site building project management; engineering project management services; professional consultancy services relating to design, research and development, all relating to civil engineering and construction; advisory services relating to architectural, engineering, testing of materials and environmental consultation, protection, planning, management and design services; all for the construction and engineering industries; research and development for third parties in the fields of electrical engineering, electronics and information technology; planning, technical and scientific consultancy services, engineering services and technical monitoring and/or supervision in these fields.

FURTHER INFORMATION ABOUT THE DIRECTORS AND SUPERVISORS

1. Directors' and Supervisors' service contracts

None of the Directors or Supervisors has entered into or proposes to enter into a service contract with the Company other than a service contract expiring or terminable by the Company within one year without payment of compensation (other than statutory compensation).

2. Directors' and Supervisors' remuneration

The aggregate amounts of remuneration paid and benefits in kind granted to the Directors and the Supervisors in respect of the financial years ended 31 December 2004, 2005 and 2006 were approximately RMB2.0 million, RMB2.8 million and RMB3.3 million, respectively. Save as disclosed under Note 10 to the Accountants' Report as included in Appendix I to this Prospectus, no Director or Supervisor received other remuneration or benefits in kind from the Company in respect of the three financial years ended 31 December 2006.

Under the existing arrangements currently in force, the aggregate amount of remuneration payable to, and benefits in kind receivable by, the Directors and Supervisors from the Company in respect of the financial year ended 31 December 2007 are estimated to be approximately RMB2.9 million and RMB1.1 million, respectively.

DISCLOSURE OF INTERESTS

1. Directors' and Supervisors' interests and short positions

As disclosed in "Substantial Shareholder", none of the Directors and Supervisors is a legal or beneficial owner of any of the Shares.

Immediately following the completion of the Global Offering, none of the Directors and Supervisors will have any interest or short position in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) will have to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have under such provisions of the SFO) or (ii) will be required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) will be required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as contained in Appendix 10 to the Hong Kong Listing Rules, in each case once the H Shares are listed on the Hong Kong Stock Exchange. For

this purpose, the relevant regulatory provisions as mentioned above shall be deemed to apply to the Supervisors to the same extent as they apply to the Directors.

2. Substantial Shareholder

Immediately following the completion of the Global Offering, so far as the Directors are aware (and taking no account of the H Shares which may be taken up pursuant to the Global Offering and the H Shares which may be issued pursuant to the exercise of the Over-allotment Option), the persons who will have interests or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO once the H Shares are listed, or who will be, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of our Company are set out in "Substantial Shareholder".

Save as disclosed herein, but not taking into account any H Shares which may be taken up under the Global Offering, the Directors are not aware of any legal person or individual (not being a Director or chief executive of the Company) who will, immediately following the completion of the Global Offering, have any interest or short position in the Shares or underlying Shares which would fall to be disclosed to us under the provisions of Divisions 2 and 3 of Part XV of the SFO, or be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of our Company.

Member of our Company	Person with 10% or more interest (other than us)	Percentage of that person's interest
CCECC & CRWJ Joint Venture (中土一鐵五局聯營體)	China Railway 5th Bureau Group Co., Ltd. (中鐵五局集團有限公司)	20%
Major Pride Company Limited	Hong Kong Zhongsheng Co., Ltd. (香港仲盛有限公司)	40%
China Civil-Road & Bridge Joint Venture (中土一路橋聯營體)	China Railway Bridge Group Co., Ltd. (中國路橋集團有限公司)	49%
Chongqing Single Railway Transportation Engineering Co., Ltd. (重慶單軌交通工程有限公司)	Chongqing Railway Transportation Co., Ltd. (重慶市軌道交通總公司)	20%
Tianjin Chuangjiang Real Estate Developer Co., Ltd. (天津市春江房地產開發有限公司)	Tianjing Hebei District Labor Safeguard and Service Center (天津市河北區勞動保障與服務中心)	10%
Xintai Fangqiao Railway Co., Ltd. (新泰房橋軌枕有限公司)	Jinan Railway Supplies Co., Ltd. (濟南鐵路物資總公司)	44%
China Railway 20th Bureau Carbon Steal Plant (中鐵第二十局樂山鑄鋼廠)	Anshan Village (鞍山村)	28%
China Railway Insurance Broker Co., Ltd. (中鐵保險經紀有限公司)	Beijing Zhongrongda Investment Co., Ltd. (北京中融達投資有限公司)	35%
Huangshi Tianfang Technology Property Co., Ltd. (黃石天方科技置業有限公司)	Xinhuatong Investment Co., Ltd. (新華通投資有限公司)	23.67%
	Shenzhen Tianfang Real Estate Co., Ltd. (深圳天方房地產公司)	12.33%

Member of our Company	Person with 10% or more interest (other than us)	Percentage of that person's interest
China Railway 23rd Bureau Group Chengdu Property Co., Ltd. (中鐵二十三局集團成都置業有限公司)	Chengdu Chengxu Property Developer China Railway 5th Bureau Group Co., Ltd. (成都晨旭房地產開發有限公司)	10%
China Railway 23rd Bureau Group Chengdu Engineering Co., Ltd. (中鐵二十三局集團成都工程有限公司)	Xichuan Zhonghongtian Industry Co., Ltd. (四川中鴻天實業有限公司)	30%
Bengbu Bengtie Railway Co., Ltd. (蚌埠市蚌鐵軌枕有限責任公司)	Bengbu Taiyuan Trading Co., Ltd. (蚌埠市泰源商貿有限責任公司)	31.67%
Hangzhou Hengxin Construction Engineer Monitoring Co., Ltd. (杭州恒鑫建設工程檢測有限公司)	Zhejiang Railway Engineering Co., Ltd (浙江鐵道工程有限公司)	10%
China Railway Electrification Bureau Xi'an Electric Product Co., Ltd. (中鐵建電氣化局集團西安電氣化製品有限公司)	Xi'an Baqiao Electric Pole Plant (西安灞橋電氣化電杆廠)	12.5%
China Railway Goods and Materials Explosion Equipment Co., Ltd. (中鐵物資集團鐵建民爆器材專營有限公司)	Hunan Nanling Civil Explosion Equipment Co., Ltd. (湖南南嶺民用爆破器材股份有限公司)	40%
Nanchang Lutong High Tech Co., Ltd. (南昌路通高新技術有限公司)	Beijing Guotie Xingtong Technology Development Co., Ltd. (北京國鐵信通科技發展有限公司)	20%
Beijing Jiahui Real Estate Development Co., Ltd. (北京佳匯房地產開發有限公司)	Beijing Dafang Xingye Real Estate Development Co., Ltd. (北京大方興業房地產發展有限公司)	20%
Beijing Tiantai Jinhai Property Co., Ltd. (北京天太金海置業有限公司)	Beijing Modasi Investment Co., Ltd. (北京摩達斯投資有限公司)	30%
Changsha Dalian Industrial Development Co., Ltd. (長沙市大聯實業發展有限公司)	Beijing Modasi Investment Co., Ltd. (北京摩達斯投資有限公司)	49%

3. *Disclaimers*

Save as disclosed in this Prospectus:

(a) none of the Directors or Supervisors is interested in the promotion of our Company, or in any assets which have been, within the two years immediately preceding the date of this Prospectus, acquired or disposed of by or leased to, our Company, or are proposed to be acquired or disposed of by or leased to our Company;

(b) none of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the date of this Prospectus which is significant in relation to our business;

(c) save in connection with the Hong Kong Underwriting Agreement and the International Underwriting Agreement, none of the parties in the aforesaid paragraph:

(i) is interested legally or beneficially in any of our shares or any shares in any of our subsidiary; or

(ii) has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for our securities;

(d) none of the Directors or Supervisors is a director or employee of CRCCG, being a company which is expected to have an interest in the Shares falling to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO once the H Shares are listed on the Hong Kong Stock Exchange; and

(e) as at the Latest Practicable Date, none of the Directors, Supervisors, their respective associates or the sole shareholder of the Company, CRCCG, had any interest in any of our top five suppliers and top five customers in respect of each of our business segments.

OTHER INFORMATION

1. Estate Duty and Tax Indemnity

The Directors have been advised by Beijing Deheng Law Office, our PRC legal adviser, that currently there is no PRC law imposing liability for estate duty and that no material liability for estate duty under PRC law is likely to be imposed on our Company.

Pursuant to the Restructuring Agreement, CRCCG has given indemnities in connection with or arising from, among others, (i) all taxes payable in respect of the transferred assets on or before the effective date of the Restructuring; and (ii) all taxes not provided for by any tax provisions in the audited financial reports that are payable in respect of the transferred assets arising prior to 5 November 2007, the date of establishment of the Company.

2. Litigation

Save as disclosed in "Business — Legal Proceedings", as at the Latest Practicable Date, our Company was not involved in any other litigation of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against our Company that would have an effect on our Company's results of operations or financial condition.

3. No Material Adverse Change

The Directors confirm that there has been no material adverse change in our Company's financial or trading position since 30 November 2007.

4. Preliminary Expenses

The estimated preliminary expenses incurred are approximately RMB3.35 million and are payable by the Company.

5. Promoter

As mentioned above, CRCCG is the sole promoter of the Company. Save for the A Share Offering and as disclosed in this Prospectus, no cash, securities or other benefit has been paid, allotted or given within the two years immediately preceding the date of this Prospectus, or is proposed to be paid, allotted or given, to CRCCG as the sole promoter in connection with the Global Offering or the related transactions described in this Prospectus.

6. Joint Sponsors

Each of the Joint Sponsors, namely, CITIC Securities, Citi and Macquarie has respectively declared its independence pursuant to Rule 3A.07 of the Hong Kong Listing Rules.

The Joint Sponsors have made an application on behalf of the Company to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Offer Shares, including any Offer Shares which may be issued pursuant to the exercise of the Over-allotment Option. All necessary arrangements have been made for the H Shares to be admitted into CCASS.

7. Joint Compliance Advisers

The Company has agreed to appoint Citi and Macquarie to be the joint compliance advisers upon listing in compliance with Rules 3A.19 and 19A.05 of the Hong Kong Listing Rules. The Company expects to enter into a compliance advisers' agreement with the joint compliance advisers prior to the Listing Date, the material terms of which are as follows:

(a) the Company will appoint Citi and Macquarie, as the joint compliance advisers for the purpose of Rules 3A.19 and 19A.05 of the Hong Kong Listing Rules for a period commencing on the Listing Date and ending on the date on which the Company complies with Rule 13.46 of the Hong Kong Listing Rules in respect of the financial results of the Company for the first full financial year commencing after the Listing Date, or until the agreement is terminated, whichever is earlier;

(b) the joint compliance advisers will provide us with certain services, including providing us with proper guidance and advice as to compliance with the requirements under the Hong Kong Listing Rules and applicable laws, rules, codes and guidelines and provide advice to the Company on the continuing requirements under the Hong Kong Listing Rules and applicable laws and regulations;

(c) the joint compliance advisers will, as soon as reasonably practicable, inform us of any amendment or supplement to the Hong Kong Listing Rules announced by the Hong Kong Stock Exchange from time to time, and of any amendment or supplement to the applicable laws and guidelines;

(d) the joint compliance advisers will act as the principal channel of communication of the Company with the Hong Kong Stock Exchange;

(e) the Company will agree to indemnify the joint compliance advisers for certain actions against and losses incurred by the joint compliance advisers arising out of or in connection with the performance by the joint compliance advisers of their duties under the agreement, or any material breach by us of the provisions of the agreement, provided that the indemnity will not apply to any action or loss which is finally judicially determined to have been caused by the willful default, fraud or gross negligence on the part of the joint compliance advisers; and

(f) the Company may terminate the appointment of a joint compliance adviser if the relevant compliance adviser's work is of an unacceptable standard or if there is a material dispute over fees payable to the compliance adviser (which cannot be resolved within 30 days); any one of the joint compliance advisers will have the right to terminate their appointment if we committed a

breach of the compliance advisers' agreement, or by service of three months' written notice to the Company.

8. Experts

The qualifications of the experts who have given opinions in this Prospectus are as follows:

Name	Qualification
CITIC Securities Corporate Finance (HK) Limited	Licensed under the SFO for types 1, 4 and 6 as defined therein
Citigroup Global Markets Asia Limited	Licensed under the SFO for types 1, 4 and 6 as defined therein
Macquarie Securities Limited	Licensed under the SFO for types 1, 4 and 6 as defined therein
Beijing Deheng Law Office	Registered law firm in the PRC
Ernst & Young	Certified Public Accountants
Sallmanns (Far East) Ltd.	Chartered Surveyors and Valuer

Save as disclosed in this Prospectus or in connection with the Underwriting Agreements, none of these experts has any shareholding in the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Company.

Save as disclosed in this Prospectus, none of the experts named above is interested in the promotion of our Company, or in any assets which have been, within the two years immediately preceding the date of this Prospectus, acquired or disposed of by or leased to, our Company, or are proposed to be acquired or disposed of by or leased to our Company.

Each of the Joint Sponsors, Beijing Deheng Law Office (as legal adviser of our Company as to PRC law), Ernst & Young (as independent reporting accountants of our Company), Sallmanns (Far East) Ltd. (as independent property valuer of our Company) has given and has not withdrawn its respective written consent to the issue of this Prospectus with the inclusion of its respective report(s), valuation certificate(s), letter(s) and/or opinion(s) and summaries of (as the case may be) and the references to its names included herein in the form and context in which they respectively appear.

9. Waiver from strict compliance with Rules 5.01, 5.06, 19A.27(4) and paragraph (3) of Practice Note 16 of the Hong Kong Listing Rules and exemption from strict compliance with paragraph 34 of Part II of the Third Schedule to the Companies Ordinance

The property valuation report included in Appendix IV to this Prospectus includes a valuation report in full compliance with all applicable Hong Kong Listing Rules and paragraph 34 of Part II of the Third Schedule to the Companies Ordinance of property interests held by us and property interests to be acquired by us for our property development and investment business. However, owing to the substantial number of properties we own or lease, we have applied to the SFC for an exemption and the Hong Kong Stock Exchange for a waiver from strict compliance with certain of the valuation report requirements contained in paragraph 34(2) of Part II of the Third Schedule to the Companies Ordinance and Rules 5.01, 5.06 and 19A.27(4) and paragraph 3(a) of Practice Note 16 of the Hong Kong Listing Rules in respect of the

properties in Group I, Group II, Group VII and Group VIII of the valuation report included in Appendix IV to this Prospectus, respectively, on the grounds that:

(a) it would be unduly burdensome to list each of the properties in Group I, Group II, Group VII and Group VIII in the valuation report included in Appendix IV to this Prospectus and show their particulars and values individually in this Prospectus; and

(b) it would be unduly burdensome to prepare an English translation of the full valuation report in respect of properties in Group I, Group II, Group VII and Group VIII of the valuation report included in Appendix IV to this Prospectus, as substantially all of the properties of our Company are located in the PRC and consequently the underlying valuation and title information is in Chinese.

The exemption has been granted by the SFC under section 342A(1) of the Companies Ordinance, subject to the following conditions:

(i) a valuation report of the property interests held by us or to be acquired by us for our property development and investment business which complies with all the requirements of paragraph 34 of Part II of the Third Schedule to the Companies Ordinance and a summary valuation report of all our property interests (other than property interests held by us or to be acquired by us for our property development and investment business) prepared on the basis of the full valuation report are included in Appendix IV to this Prospectus;

(ii) a full valuation report in the Chinese language complying with all the requirements of paragraph 34 of Part II of the Third Schedule to the Companies Ordinance will be made available for inspection in accordance with "Appendix X — Documents Delivered to the Registrar of Companies and Available for Inspection"; and

(iii) this Prospectus shall set out particulars of this exemption.

The waiver has been granted by the Hong Kong Stock Exchange from Rules 5.01, 5.06 and 19A.27(4) and paragraph 3 (a) of Practice Note 16 of the Hong Kong Listing Rules, subject to the following conditions:

(i) the full valuation report (which will be prepared in the Chinese language only), containing description and values of all the properties and complying with all the requirements of paragraph 34 of Part II of the Third Schedule to the Companies Ordinance, will be made available for public inspection;

(ii) a summary valuation report of all of our property interests (other than property interests held by us and property interests to be acquired by us for our property development and investment business) in abbreviated form and divided into sub-groups prepared on the basis of the full valuation report is included in Appendix IV to this Prospectus; and

(iii) a valuation report of property interests held by us and property interests to be acquired by us for our property development and investment business in full compliance with paragraph 34 of Part II of the Third Schedule to the Companies Ordinance is included in Appendix IV to this Prospectus.

The Directors are of the view that the exemption and waiver granted by the SFC and the Hong Kong Stock Exchange, respectively, will not prejudice the interests of potential investors.

10. Waiver from strict compliance with Rule 4.04 of the Hong Kong Listing Rules and exemption from strict compliance with paragraphs 27 and 31 of the Third Schedule to the Companies Ordinance

According to Paragraph 27 of the Third Schedule to the Companies Ordinance, we are required to include in this Prospectus a statement as to the gross trading income or sales turnover (as the case may be) of our Company during each of the three financial years immediately preceding the issue of this Prospectus.

According to Paragraph 31 of the Third Schedule to the Companies Ordinance, we are required to include in this Prospectus a report by our auditors with respect to profits and losses and assets and liabilities of our Company in respect of each of the three financial years immediately preceding the issue of this Prospectus.

Pursuant to Rule 4.04(1) of the Hong Kong Listing Rules, we are required to include in this Prospectus the accountants' report covering the consolidated results of our Company in respect of each of the three financial years immediately preceding the issue of this Prospectus.

The accountants' report for each of the three years ended 31 December 2006 and the eleven months ended 30 November 2006 and 2007 has been prepared and is set out in Appendix I to this Prospectus.

An application has been made to the SFC for a certificate of exemption from strict compliance with paragraphs 27 and 31 of the Third Schedule to the Companies Ordinance in relation to the inclusion of the accountants' report for the full year ended 31 December 2007 in this Prospectus on the ground that it would be unduly burdensome for us to do so within a short period of time after 31 December 2007. A certificate of exemption has been granted by the SFC under section 342A(1) of the Companies Ordinance.

An application has also been made to the Hong Kong Stock Exchange for a waiver from strict compliance with Rule 4.04(1) of the Hong Kong Listing Rules in relation to the inclusion of the accountants' report for each of the three financial years immediately preceding the issue of the Prospectus on the ground that it would be unduly burdensome for us to do so within a short period of time after 31 December 2007, and such waiver has been granted by the Hong Kong Stock Exchange on the condition that listing of the H Shares of the Company on the Hong Kong Stock Exchange will commence on or before 31 March 2008.

The Directors confirm that they have performed sufficient due diligence on our Company to ensure that, up to the date of this Prospectus, there has been no material adverse change in the financial position or prospect of our Company since 30 November 2007 and there is no event since 30 November 2007 which would materially affect the information shown in the Accountants' Report set out in Appendix I to this Prospectus.

11. Miscellaneous

Save as disclosed in this Prospectus:

(a) save for A Share Offering and within the two years immediately preceding the date of this Prospectus, we have not issued nor agreed to issue any share or loan capital fully or partly paid either for cash or for a consideration other than cash;

(b) no share or loan capital of our Company, if any, is under option or is agreed conditionally or unconditionally to be put under option;

(c) we have not issued any founder or management or deferred shares;

(d) the Company has no outstanding convertible debt securities or debentures;

(e) within the two years immediately preceding the date of this Prospectus, no commission, discount, brokerage or other special term has been granted in connection with the issue or sale or any capital of the Company;

(f) there is no arrangement under which future dividends are waived or agreed to be waived;

(g) there has been no interruption in our business which may have or have had a significant effect on the financial position in the last 12 months; and

(h) other than the A Shares, no part of the equity or debt securities of our Company, if any, is currently listed on or dealt in on any stock exchange or trading system, and no such listing or permission to list on any stock exchange other than the Hong Kong Stock Exchange is currently being or agreed to be sought.

We currently do not intend to apply for the status of a Sino-foreign investment joint stock limited company and do not expect to be subject to the PRC Sino-Foreign Joint Venture Law.

12. Binding Effect

This Prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

13. Bilingual Prospectus

The English language and Chinese language versions of this Prospectus are being published separately, in reliance upon the exemption provided under section 4 of the Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice (Chapter 32L of the Laws of Hong Kong).

1. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this Prospectus and delivered to the Registrar of Companies in Hong Kong for registration were copies of the Application Forms, the written consents referred to in Appendix IX to this Prospectus, and copies of the material contracts referred to under "Appendix IX — Statutory and General Information — Further information about our business — Material contracts".

2. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours up to the date which is 14 days from the date of this Prospectus:

(a) the Articles of Association;

(b) the accountants' report prepared by Ernst & Young, the text of which is set out in Appendix I to this Prospectus;

(c) the report on unaudited pro forma financial information prepared by Ernst & Young, the text of which is set out in Appendix II to this Prospectus;

(d) the audited accounts of companies comprising our Company for each of the years ended 31 December 2004, 2005 and 2006 and for the eleven months ended 30 November 2007;

(e) the letters relating to the profit estimate of our Company, the texts of which are set out in Appendix III to this Prospectus;

(f) the letter dated 29 February 2008 and valuation certificates relating to our property interests prepared by Sallmanns (Far East) Ltd., the texts of which are set out in Appendix IV to this Prospectus and the full property valuation report (in Chinese language only) of Sallmanns (Far East) Ltd. referred to therein;

(g) the PRC Company Law, the Special Regulations and the Mandatory Provisions (in Chinese) together with unofficial English translation thereof;

(h) the material contracts referred to under "Material contracts" in Appendix IX to this Prospectus;

(i) the written consents referred to in Appendix IX to this Prospectus; and

(j) the PRC legal opinion issued by Beijing Deheng Law Office, our PRC legal adviser, dated 15 January 2008 confirming that in their opinion, the summary of relevant PRC laws and principal regulatory provisions set out in Appendix VII to this Prospectus is a correct summary of the relevant PRC laws and regulatory provisions.

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中國鐵建股份有限公司

China Railway Construction Corporation Limited

2008 (the "Prospectus").

附註：除本申請表格所界定者外，本申請表格所用的詞語及措辭與中國鐵建股份有限公司(「本公司」)於2008年2月29日刊發的招股說明書(「招股說明書」)所界定者具有相同涵義。

Staple your payment here
請將股款緊釘在此

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this Application Form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this Application Form.

香港聯合交易所有限公司(「香港聯交所」)及香港中央結算有限公司(「香港結算」)對本申請表格的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本申請表格全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

A copy of this Application Form, together with a copy of each of the YELLOW and GREEN Application Forms, the Prospectus and the other documents specified in the paragraph headed "Documents Delivered to the Registrar of Companies" in "Appendix X – Documents delivered to the Registrar of Companies and Available for Inspection" in the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong. The Securities and Futures Commission (the "SFC") and the Registrar of Companies in Hong Kong take no responsibility as to the contents of any of these documents.

本申請表格連同各份黃色及綠色申請表格、招股說明書及招股說明書「附錄十－送呈公司註冊處及備查文件」內「送呈公司註冊處的文件」一段所列的其他文件，已遵照《香港公司條例》第342C條的規定，於香港公司註冊處註冊。證券及期貨事務監察委員會(「證監會」)和香港公司註冊處對任何此等文件的內容概不負責。

CRCC

中国铁建

China Railway Construction Corporation Limited
中國鐵建股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)

RECEIVED
2008 MAY 13 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GLOBAL OFFERING

Number of Offer Shares under the Global Offering	:	**1,706,000,000 H Shares (subject to adjustment and the Over-allotment Option)** **1,961,900,000 H Shares (assuming the Over-allotment Option is exercised in full)**
Number of Hong Kong Public Offer Shares	:	**170,600,000 H Shares (subject to adjustment)**
Number of International Offer Shares	:	**1,535,400,000 H Shares (subject to adjustment and the Over-allotment Option)** **1,791,300,000 H Shares (assuming the Over-allotment Option is exercised in full)**
Maximum offer price	:	**HK$10.70 per H Share (payable in full on application and subject to refund plus brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%)**
Nominal value	:	**RMB1.00 per H share**
Stock code	:	**1186**

全球發售

全球發售的發售股份數目	:	**1,706,000,000股H股(可予調整及視乎超額配售權行使與否而定)** **1,961,900,000股H股(假設全面行使超額配售權)**
香港公開發售股份數目	:	**170,600,000股H股(可予調整)**
國際發售股份數目	:	**1,535,400,000股H股(可予調整及視乎超額配售權行使與否而定)** **1,791,300,000股H股(假設全面行使超額配售權)**
最高發售價	:	**每股H股10.70港元(須於申請時繳足並可予退還，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)**
面值	:	**每股H股人民幣1.00元**
股份代號	:	**1186**

Application Form 申請表格

Applications will be accepted until 12:00 noon on Wednesday, 5 March, 2008.
You must read the conditions and instructions attached to this Application Form.
To be valid, you must complete all applicable parts of this form. Please write clearly.

截止接受申請時間為
2008年3月5日星期三中午十二時正。
閣下必須細閱本申請表格所附載的條件及指示。
本表格各適用部分必須全部清楚填妥，方為有效。

To: China Railway Construction Corporation Limited
CITIC Securities Corporate Finance (HK) Limited
Citigroup Global Markets Asia Limited
Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008)
DBS Asia Capital Limited
ICEA Securities Limited
China Everbright Securities (HK) Limited
First Shanghai Securities Limited
Guotai Junan Securities (Hong Kong) Limited
Shenyin Wanguo Capital (H.K.) Limited
Taifook Securities Company Limited
VC Brokerage Limited

I/We:

- **apply** for the number of Hong Kong Public Offer Shares set out below, on the terms and conditions of the Prospectus and this Application Form, and subject to the Articles of Association;
- **enclose** payment in full for the Hong Kong Public Offer Shares applied for, including 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee;
- **undertake** and agree to accept the Hong Kong Public Offer Shares applied for, or any lesser number allocated to me/us on this application;
- **declare** that this is the only application made and the only application intended by me/us to be made whether on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC or to the eIPO Service Provider under the White Form eIPO service (www.eipo.com.hk), to benefit me/us or the person for whose benefit I am/we are applying;
- **undertake and confirm** that I/we and the person for whose benefit I am/we are applying have not applied for, taken up or indicated an interest in, or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for, take up or indicate an interest in any International Offering Shares under the International Offer nor receive, nor be placed or allocated, nor otherwise participate, in the International Offering;
- **understand** that this declaration and representation will be relied upon by the Company and the Joint Bookrunners in deciding whether or not to make any allotment of Hong Kong Public Offer Shares in response to this application;
- **authorize** the Company to place my/our name(s) on the register of members of the Company as the holder(s) of any Hong Kong Public Offer Shares to be allotted to me/us, and (subject to the terms and conditions set out on the pages attached to this Application Form) to send any H Share certificate(s) and/or any refund cheque(s) (where applicable) by ordinary post at my/our own risk to the address stated on this Application Form except where I/we have applied for 1,000,000 or more Hong Kong Public Offer Shares and have indicated on this Application Form that I/we wish to collect any H Share certificate(s) and/or any refund cheque(s) (where applicable) in person in accordance with the procedures prescribed in this Application Form and the Prospectus;
- **request** that any refund cheque(s) be made payable to me or, in the case of joint applicants the first-named of us in this Application Form;
- **have read** the terms and conditions and application procedures set out on the pages attached to this Application Form and in the Prospectus and agree to be bound by them;
- **represent, warrant and undertake** that the allotment of or application for the Hong Kong Public Offer Shares to me/us or by me/us or for whose benefit this application is made would not require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong; and
- **agree** that this application, any acceptance of it and the resulting contract, will be governed by and construed in accordance with the laws of Hong Kong.

致： 中國鐵建股份有限公司
中信証券融資(香港)有限公司
花旗環球金融亞洲有限公司
麥格理證券股份有限公司(預計於2008年3月3日更名為麥格理資本證券股份有限公司)
星展亞洲融資有限公司
工商東亞證券有限公司
中國光大證券(香港)有限公司
第一上海證券有限公司
國泰君安證券(香港)有限公司
申銀萬國融資(香港)有限公司
大福證券有限公司
滙盈證券有限公司

本人／我們：

- 按照招股說明書及本申請表格的條款及條件，並在組織章程所載的各項規限下，申請以下數目的香港公開發售股份；
- 夾附申請香港公開發售股份所需的全數付款(包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)；
- 承諾及同意接納本人／我們根據本申請所申請的香港公開發售股份，或獲分配的任何較少數目的香港公開發售股份；
- 聲明是項申請乃為本人／我們的利益，或本人／我們所代表人士的利益以白色或黃色申請表格或向香港結算或根據白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示所作出及擬作出的唯一認購申請；
- 承諾及確認本人／我們及本人／我們為其利益作出申請的人士並無申請、接納或表示有意認購或收取或獲配售或分配(包括有條件及／或暫時性)，亦不會申請、接納或表示有意認購國際發售的任何國際發售股份或收取或獲配售或分配，或以其他方式參與國際發售；
- 明白 貴公司及聯席賬簿管理人將倚賴本聲明及陳述，以決定是否就本申請配發任何香港公開發售股份；
- 授權 貴公司將本人／我們的姓名／名稱列入 貴公司股東名冊內，作為任何將配發予本人／我們的香港公開發售股份的持有人，並(在符合本申請表格隨附各頁所載的條款及條件的情況下)按本申請表格上所示地址以普通郵遞方式寄發任何H股股票及／或任何退款支票(如適用)，郵誤風險概由本人／我們自行承擔(除非本人／我們申請1,000,000股或以上的香港公開發售股份，並已於本申請表格上表明擬按本申請表格和招股說明書所述程序親自領取任何H股股票及／或任何退款支票(如適用))
- 要求任何退款支票以本人或(倘屬聯名申請人)本申請表格內我們中排名首位者為抬頭人；
- 已細閱本申請表格隨附各頁及招股說明書所載的條款、條件及申請手續，並同意受其約束；
- 聲明、保證及承諾向本人／我們或由本人／我們或為其利益而提出本申請的人士配發或申請香港公開發售股份，不會引致 貴公司須遵從香港以外任何地區的任何法律或規例的任何規定(不論是否具法律效力)；及
- 同意本申請、任何對本申請的接納以及因此訂立的合同，將受香港法律規管及按其詮釋。

For Broker use 此欄供經紀填寫 Lodged by 申請由以下經紀遞交				
Broker No. 經紀號碼				
Broker's Chop 經紀印章				

Signed by (all) applicant(s) (all joint applicants must sign):
由(所有)申請人簽署(所有聯名申請人必須簽署)：

. . . .

Date: 日期： . . . . / . . . . / . . . .
D 日 M 月 Y 年

Warning:

- It is important that you read the conditions and application procedures overleaf
- You must sign this Application Form in writing (and not by way of personal chop), otherwise this application is liable to be rejected
- You must complete this application in English unless as stated otherwise, otherwise the application is liable to be rejected
- Only one application may be made for the benefit of any person on a **WHITE** or **YELLOW** Application Form or by way of giving **electronic application instructions** to HKSCC or to the eIPO Service Provider under the White Form eIPO service (www.eipo.com.hk). Multiple or suspected multiple applications on **WHITE** and/or **YELLOW** Application Forms and/or by way of giving **electronic application instructions** to HKSCC or to the eIPO Service Provider, applications made by one applicant on either a **WHITE** or **YELLOW** Application Form or by way of giving **electronic application instructions** to HKSCC or to the eIPO Service Provider for more than 85,300,000 Hong Kong Public Offer Shares and applications where cheques or banker's cashier orders are dishonoured upon first presentation are liable to be rejected
- You may be prosecuted if you make a false declaration

警告：

- 閣下必須細閱背頁的條件及申請手續。
- 閣下必須以書面方式(不得以個人印章方式)簽署本申請表格，否則申請會被拒絕受理。
- 閣下必須以英文填妥本申請(除另有指明外)，否則申請會被拒絕受理。
- 僅限以白色或黃色申請表格或向香港結算或根據白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示以受益人身份作出一次申請。以白色及／或黃色申請表格及／或向香港結算或向eIPO服務供應商發出電子認購指示作出的重複或疑屬重複申請，由一名申請人以白色或黃色申請表格或向香港結算或向eIPO服務供應商發出電子認購指示提出認購超過85,300,000股香港公開發售股份的認購申請，及支票或銀行本票於首次過戶時不獲兌現的申請，均會被拒絕受理。
- 閣下如作出虛假聲明，可能會被檢控。



中国铁建

China Railway Construction Corporation Limited

中國鐵建股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

全球發售

申請條件

甲. 申請人資格

1. 閣下作為申請人及 閣下為其利益提出申請的任何人士必須年滿十八歲或以上並須有香港地址。
2. 如 閣下為商號，有關申請必須以個別成員名義提出，而非以該商號名義申請。
3. 如 閣下為法人團體，申請表格須由獲正式授權的高級職員簽署，而該高級職員須說明其代表身份。
4. 聯名申請人的數目不得超過四名。
5. 除非獲《香港聯合交易所有限公司證券上市規則》(「香港上市規則」)批准，倘 閣下或 閣下為其利益提出申請的任何人士為下列人士，則不得申請認購任何香港公開發售股份：
   - 本公司股份的現有實益擁有人；
   - 本公司或其任何子公司的行政總裁、董事或監事；
   - 以上任何人士的聯繫人(「聯繫人」一詞的定義見香港上市規則)；
   - 本公司的關連人士(定義見香港上市規則)或在緊隨全球發售完成後成為關連人士的人士；
   - 美國人士(定義見規例S)，或中華人民共和國(不包括香港、澳門及台灣)的法人或自然人；或
   - 無香港地址的人士。

乙. 倘 閣下為代名人

閣下只有身為代名人，方可以代名人身份提交多於一份香港公開發售股份申請，在此情況下 閣下可以下列方式提出申請：(i)透過中央結算系統向香港結算發出電子認購指示(倘 閣下為中央結算系統參與者)；或(ii)使用白色或黃色申請表格作出申請，並以 閣下本身的名義代表不同的實益擁有人提交超過一份申請。

閣下必須在本申請表格上註有「由代名人遞交」一欄內填上各實益擁有人(或如屬聯名實益擁有人，則為每名該等實益擁有人)的：

- 賬戶號碼；或
- 其他識別編碼。

如 閣下未填妥上述資料，該申請將被視作為 閣下本身的利益而作出。作為代名人， 閣下被視為已保證 閣下獲正式授權，代表有關實益擁有人簽署本申請表格，及同意按照下文已載及個人資料一節所載的條款披露該實益擁有人的個人資料。

丙. 僅可為 閣下本身的利益(閣下及 閣下的任何聯名申請人)提交一份申請

重複申請或疑屬重複申請將不獲受理。除 閣下為代名人並提供 閣下申請所需的資料外，如果 閣下或 閣下的聯名申請人作出以下事宜， 閣下的所有申請(包括香港中央結算(代理人)有限公司(「香港結算代理人」)按電子認購指示提出的申請部分)即被視為重複申請而被拒絕受理：

- (無論個人或聯同他人)使用白色或黃色申請表格或透過中央結算系統向香港結算(如 閣下為中央結算系統投資者戶口持有人或透過一名中央結算系統結算或託管商參與者提出申請)或透過白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示提出超過一份申請；或
- (無論個人或聯同他人)同時以一份白色申請表格及一份黃色申請表格或以一份白色或黃色申請表格及向香港結算或向eIPO服務供應商發出電子認購指示提出申請；
- (無論個人或聯同他人)以一份白色或黃色申請表格或透過中央結算系統向香港結算(如 閣下為中央結算系統投資者戶口持有人或透過一名中央結算系統結算或託管商參與者提出申請)或透過白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示，申請認購香港公開發售初步可供公眾認購的H股50%(即85,300,000股H股，為每手500股H股的倍數)以上；或
- 曾經申請或接納或表示有意認購，或曾經獲得配售或將會獲得配售(包括有條件及／或暫時)國際發售的國際發售股份。

除上述者外，如果 閣下提交超過一份為 閣下的利益而提出的申請(包括香港結算代理人按電子認購指示提出的申請部分)，則 閣下的所有申請亦將被視為重複申請而被拒絕受理。如果由一家非上市公司提出申請並且

- 該公司唯一的業務是證券交易；及
- 閣下行使對該公司的法定控制權，

則該項申請將被視作為 閣下的利益而提交。

非上市公司*指並無股本證券在香港聯交所上市的公司。*

法定控制權*是指 閣下*：

- *控制某公司董事會的構成；或*
- *控制某公司一半以上的表決權；或*
- *持有某公司一半以上已發行股本(不計任何無權獲得超出指定金額的盈利或股本分派的任何股本部分)。*

丁. 香港公開發售股份的分配－甲組及乙組

為進行分配，根據香港公開發售初步發呈以供認購的170,600,000股香港公開發售股份(經計及在香港公開發售及國際發售之間分配的任何發售股份數目的調整)將分為兩組：甲組(85,300,000股股份)及乙組(85,300,000股股份)。甲組的香港公開發售股份將公平分配予認購價值為5,000,000港元或以下(並不包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)的香港公開發售股份的成功申請人。乙組的香港公開發售股份將公平分配予認購價值為5,000,000港元以上但不超過乙組總值(並不包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)的香港公開發售股份的成功申請人。 閣下務請注意，甲組和乙組的申請所獲分配的比例或會有所不同。倘其中一組(而非兩組)的香港公開發售股份出現認購不足的情況，則該組多出的香港公開發售股份將轉撥往另一組，以滿足另一組的需求並作相應的分配。 閣下僅可獲分配甲組或乙組而非兩組的香港公開發售股份。重複或疑屬重複申請以及超出85,300,000股香港公開發售股份的申請將不獲受理。香港公開發售項下所接獲的有效申請數目向香港公開發售的投資者分配香港公開發售股份(甲組及乙組)。分配基準或會因應申請人有效申請的香港公開發售股份數目而有所不同。然而，香港公開發售股份的分配可能會以抽籤方式進行，即部分申請人可能獲分配數目較其他申請相同數目香港公開發售股份的申請人為多的股份，而未中籤的申請人則可能不獲分配任何香港公開發售股份。

戊. 補充資料

如果刊發招股說明書的補充文件，已提交申請的申請人可能會亦可能不會(視乎補充文件所載信息而定)接獲他們可以撤回申請的通知。如果申請人未接獲通知，或申請人接獲通知後並未根據所通知的程序撤回申請，則所提交的一切申請將仍有效並可能獲接納。除上文所述者外，申請一經提交即不可撤銷，且申請人將被視為根據經增補的招股說明書而作出申請。

己. 填妥及提交本申請表格的效用

閣下填妥並提交本申請表格，即表示 閣下(如屬聯名申請人，即各聯名申請人共同及個別)代表 閣下自己，或作為代理人或代名人及代表委託 閣下作為代理人或代名人的每位人士：

- 指示並授權本公司及／或聯席全球協調人(或其各自的代理人或代名人)代表 閣下簽署任何過戶表格、買賣單據或其他文件，並根據細則章程的規定代表 閣下進行所有其他必要的事情，以致任何以 閣下名義分配的香港公開發售股份得以登記，並以其他方式使招股說明書和本申請表格中所述的各項安排得以進行；
- 承諾簽署所有文件並進行所有必要的事情，以及根據細則章程規定讓 閣下登記為獲分配的香港公開發售股份的持有人；
- 確認 閣下已經收到及／或閱讀一份招股說明書，並在申請時只依賴招股說明書中包含的信息和陳述，並不會依賴除招股說明書的補充文件所載以外的任何其他信息和陳述；
- 同意本公司、聯席保薦人、聯席全球協調人、聯席賬簿管理人、聯席牽頭經辦人、包銷商及其各自的任何董事、高級職員、員工、代理人或顧問及參與全球發售的任何其他各方，僅須對招股說明書、申請表格及招股說明書的任何補充文件所載的信息及陳述負責；
- 同意(在不影響 閣下可能享有的任何其他權利的前提下) 閣下的申請一經被接納，則 閣下不得因非故意做出失實陳述而撤銷申請，而除按招股說明書規定以外， 閣下不得撤銷申請；
- (倘申請為 閣下自身的利益而提出)保證有關申請為 閣下的利益以白色或黃色申請表格或透過中央結算系統向香港結算或透過白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示作出的唯一申請；
- (倘申請是代理人代表 閣下提出)保證 閣下已經有效地、不可撤銷地向 閣下的代理人授予所有必要的權力和權利以提交本申請；
- (倘 閣下為其他人士的代理人)保證有關申請為該名人士的利益以白色或黃色申請表格或透過中央結算系統向香港結算或透過白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示提交的唯一申請，且 閣下已獲正式授權作為該名人士的代理人簽署本申請表格；
- 承諾及確認 閣下(倘申請是為 閣下的利益而提出)或 閣下為其利益作出申請的人士並無申請或接納或表示有意認購或已接納或獲配售或分配(包括有條件及／或暫時)國際發售的任何國際發售股份，亦將不會申請或接納或表示有意認購國際發售項下的任何國際發售股份，亦將不以其他方式參與國際發售；
- 保證 閣下申請中所載的信息真實及準確；
- 同意向本公司、H股過戶登記處、收款銀行、聯席保薦人、聯席全球協調人及其各自的顧問和代理人披露任何上述各方所需的有關 閣下或 閣下為其利益而提出申請的人士的個人資料和其他信息；
- 同意 閣下的申請、申請的任何接納及因此訂立的合同將受香港法律規管並按其詮釋；
- 承諾並同意接受所申請的香港公開發售股份，或 閣下申請獲分配的任何較少數目的香港公開發售股份；
- 授權本公司將 閣下的姓名列入本公司的股東名冊中，作為分配給 閣下的任何香港公開發售股份的持有人，並授權本公司及／或本公司的代理人將任何H股股票及／或任何退款支票(如適用)以普通郵遞方式按申請表格上所填寫的地址寄予 閣下或(如屬聯名申請人)申請表格排名首位的申請人，郵誤風險由 閣下自行承擔(除非 閣下申請1,000,000股或以上的香港公開發售股份並在申請表格上表明， 閣下將會親自領取H股股票及退款支票(如適用)，在此情況下， 閣下可於2008年3月12日星期三或本公司在報章上公佈寄發／領取H股股票／退款支票的其他日期上午九時正至下午一時正親臨香港中央證券登記有限公司領取 閣下的H股股票及／或退款支票(如適用))；
- 明白本公司及聯席全球協調人及聯席牽頭經辦人將依賴上述聲明和陳述，以決定是否根據 閣下的申請分配任何香港公開發售股份， 閣下如作出虛假聲明，可能會被檢控；
- 如果香港以外的法律適用於 閣下的申請，則 閣下同意並保證 閣下已遵守所有該等法律，且本公司、聯席保薦人、聯席全球協調人、聯席賬簿管理人、聯席牽頭經辦人、包銷商及參與全球發售的其他各方，以及其各自的任何高級職員或顧問，概不會因接受 閣下的購買要約而違反香港以外的法律，或因 閣下在招股說明書中有關條款及條件的權利和責任而引發任何訴訟；
- 向本公司(代表本身及本公司各股東的利益)表示同意(而本公司一經全部或部分接納申請，包括香港結算代理人的申請，即視為本公司本身及代表本公司各股東表示同意)遵守及符合中國公司法、特別規定及組織章程；
- 向本公司及本公司各股東、董事、監事、經理及高級職員表示同意，而本公司本身及代表各董事、監事、經理及高級職員亦向本公司各股東表示同意，對於因組織章程或因中國公司法或其他有關法律及行政法規所授予或施加的任何權利或責任所引起有關本公司事務的一切分歧和索償，按照組織章程規定通過仲裁解決；而一旦提請仲裁，即視為授權仲裁庭進行公開聆訊和公佈其裁決，且該等仲裁裁決為具決定性的最終裁決；
- 向本公司及本公司各股東表示同意本公司H股持有人可自由轉讓本公司H股；
- 授權本公司代表 閣下與本公司各董事、監事及高級職員訂立合同，根據該等合同，該等董事、監事及高級職員各自承諾遵守及符合組織章程規定其對股東應負的責任；
- 聲明並保證 閣下明白H股並無且將來也不會根據美國證券法進行登記，且 閣下在填寫申請表格時身處美國境外(定義見美國證券法規例S)或為美國證券法規例S第902條第(h)(3)段所述人士；
- 確認 閣下完全明白本公司註冊股本包括A股及H股，H股持有人應擁有與A股持有人相同的權利，若干H股持有人享有的權利除外；
- 同意 閣下的申請、申請的任何接納及因此訂立的合同將受香港法律規管並按其詮釋；及
- 確認並同意 閣下並沒有依賴在香港交易及結算所有限公司網站上公佈的資料集或有關本公司A股發售的公佈所載的資料，而本公司、聯席保薦人、聯席全球協調人、聯席賬簿管理人、聯席牽頭經辦人、包銷商及其各自的任何董事、高級職員、員工、代理人或顧問並未就該等資料的準確性及完整性作出任何明示或暗示陳述或保證，並明確表示概不承擔任何及所有有關該等資料或因該等資料的任何遺漏或不準確或錯誤而產生的責任。

本公司、聯席保薦人、聯席全球協調人、聯席賬簿管理人、聯席牽頭經辦人、包銷商、參與全球發售的其他各方及其各自的董事、高級職員、員工、合作夥伴、代理人及顧問均有權依賴 閣下於本申請中所作的任何保證、陳述或聲明。倘申請乃由聯名申請人所作出，所有由聯名申請人明確作出，表示或承擔或施加於聯名申請人的保證、陳述、聲明及責任將被視為由申請人共同及個別作出，表示及承擔以及共同及個別施加於申請人。

庚. 授權書

如 閣下透過正式授權的代理人以有效的授權書提出申請，本公司及作為本公司的代理人的聯席賬簿管理人(或其各自的代理人及代名人)可酌情並在該申請符合其認為合適的任何條件(包括出示 閣下代理人的授權證明)的情況下接納 閣下的申請。本公司及作為本公司代理人的聯席賬簿管理人可全權酌情決定全部或部分拒絕或接受任何申請，而毋須申述任何理由。

辛. 釐定發售價

發售價預期由聯席全球協調人(代表包銷商)及本公司於2008年3月6日星期四或該日前後協定，但無論如何不遲於2008年3月11日星期二。申請香港公開發售股份的申請人於申請時須支付每股香港公開發售股份的最高發售價10.70港元，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。倘發售價低於10.70港元，則有關款項將獲退還。本公司將於2008年3月7日星期五於南華早報(以英文)及香港經濟日報(以中文)刊登所釐定的發售價。聯席全球協調人(代表包銷商及經本公司同意)可於遞交香港公開發售申請最後日期早上或之前隨時調低發售股份數目及／或指示發售價範圍至低於招股說明書所述者(即每股香港公開發售股份9.93港元至10.70港元)。在此情況下，本公司將會不遲於遞交香港公開發售申請最後日期早上在南華早報(以英文)及香港經濟日報(以中文)刊登調低發售股份數目及／或指示發售價範圍的公佈。申請人應注意，有關調低發售股份數目及／或指示發售價範圍的任何公佈可能直至截止登記時間方會刊登。倘申請人於遞交香港公開發售申請的最後日期前已遞交香港公開發售股份的申請，則即使發售股份數目及／或指示發售價範圍被調低，該等申請其後亦不得撤回。

香港公開發售股份的配發

香港公開發售的分配結果，以及成功申請人的香港身份證／護照／香港商業登記號碼(如適用)，將通過以下渠道公佈：

- 可於2008年3月12日星期三在本公司網站(www.crcc.cn)和聯交所網站(www.hkex.com.hk)刊登的公佈查詢香港公開發售的分配結果；
- 可於2008年3月12日星期三上午八時正起至2008年3月18日星期二午夜十二時正止期間，二十四小時瀏覽本公司的香港公開發售網頁(網址：www.iporesults.com.hk)查詢分配結果。用戶須輸入其申請表格上提供的香港身份證／護照／香港商業登記號碼以查詢其各自的分配結果；
- 可致電本公司的香港公開發售分配結果查詢熱線查詢分配結果。申請人可於2008年3月12日星期三至2008年3月15日星期六上午九時正至晚上十時正，致電2862 8669查詢其申請是否成功及獲分配的香港公開發售股份數目(如有)；
- 可於2008年3月12日星期三起至2008年3月14日星期五止期間，在各分行及支行的營業時間內，於所有收款銀行的分行及支行查閱載有分配結果的特備分配結果名冊。有關地址載於招股說明書「如何申請認購香港公開發售股份」一節「3. 索取招股說明書和申請表格的地點」。

倘 閣下成功申請認購香港公開發售股份(全部或部分)

如 閣下申請認購1,000,000股或以上香港公開發售股份並在申請表格上表明擬親自領取H股股票及／或退款支票(如適用)， 閣下可在本公司於報章上公佈寄發H股股票或退款支票日期當日上午九時正至下午一時正期間，親自前往以下地點領取H股股票及／或退款支票(如適用)：

香港中央證券登記有限公司
香港灣仔皇后大道東183號合和中心17樓1712-1716號舖

預期該日為2008年3月12日星期三。

如 閣下為個別人士，則 閣下不得授權任何其他人士代為領取。 閣下必須出示身份證明文件(必須為香港中央證券登記有限公司所接受的身份證明文件)。如 閣下為公司申請人，則 閣下必須由 閣下的授權代表攜同蓋上公司印章的授權書領取。有關授權代表須於領取時出示香港中央證券登記有限公司所接受的身份證明文件。如 閣下未在指定領取時間內親自領取H股股票及／或退款支票，則將會以普通郵遞方式寄往本申請表格上所示地址，郵誤風險由 閣下自行承擔。

如 閣下申請認購1,000,000股以下香港公開發售股份或如 閣下申請認購1,000,000股或以上香港公開發售股份且並沒有在本申請表格上表明擬親自領取股票及／或退款支票，則 閣下的H股股票及／或退款支票將於寄發日期(預期為2008年3月12日星期三)以普通郵遞方式寄往本申請表格上所示地址，郵誤風險由 閣下自行承擔。H股股票僅在香港公開發售成為無條件且於2008年3月13日星期四上午八時正並無根據其條款被終止的情況下方會成為有效所有權證書。

本公司將不會發出臨時所有權文件，亦不會就已遞交申請款項發出收據。如發售價低於 閣下支付的每股香港公開發售股份股價為低，則多收的申請股款(包括因該多收款項而收取的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)將不計利息退還予 閣下。

閣下不獲配發香港公開發售股份的情況

閣下可能因下列情況而不獲配發香港公開發售股份：

1. **本公司或其代理人可全權酌情決定拒絕或接納 閣下的申請**

   本公司及聯席全球協調人(作為本公司的代理人)及eIPO服務供應商或其各自的代理人和代名人可全權酌情決定全部或部分拒絕或接納任何認購申請，而毋須就此解釋原因。

2. **如 閣下的申請被撤銷或撤回**

   本申請表格一經填妥並交回，即表示 閣下同意不得在2008年3月29日星期六或之前撤銷認購申請，而這將成為與本公司訂立的附屬合同，在 閣下遞交申請表格後即具有約束力。根據該附屬合同，本公司同意，除按招股說明書所述任何一項程序外，不會於2008年3月29日星期六或之前向任何人士發售任何香港公開發售股份。只有在根據公司條例第40條(按公司條例第342E條適用)對招股說明書負責的人士根據該條發出公告，免除或限制其對招股說明書所負責任的情況下， 閣下方能在2008年3月29日星期六或之前撤銷申請。

   如果刊發招股說明書任何補充文件，已提交申請的申請人可能會亦可能不會(視乎補充文件所載內容而定)接獲他們可以撤回申請的通知。如果申請人未能獲通知，或申請人接獲通知後並未根據所通知的程序撤回申請，則所提交的一切申請將維持有效並可能獲接納。除上文所述者外，申請一經提交即不可撤銷，且申請人將被視為根據經增補的招股說明書作出申請。

   閣下申請一經接納，即不可撤銷或撤回。就此而言，在報章公佈分配結果即構成對申請的接納。如果有關分配基準受若干條件規限或訂明以抽籤形式分配，則申請獲接納與否視乎有關條件能否達成或抽籤結果而定。

3. **如 閣下獲配發的香港公開發售股份為無效**

   如果香港聯交所上市委員會在下列期間未批准H股上市，則配發給 閣下或香港結算代理人的香港公開發售股份(如有)將無效：

   - 由截止辦理認購申請登記起計三個星期內；或
   - 如果香港聯交所上市委員會在截止辦理認購申請登記後三個星期內通知本公司延長有關期間，則最多在截止辦理認購申請登記起計六個星期內。

4. **閣下根據香港公開發售以及國際發售提出申請**

   在下列情況下， 閣下的申請將被拒絕：

   - 閣下作出重複申請或疑屬重複申請；或
   - 閣下或 閣下為其利益而作出申請的人士已經申請或接納，或表示有意認購，或已經或將獲配售或分配(包括有條件及／或暫時)國際發售的發售股份。

   本申請表格一經填妥，即表示 閣下同意不會申請認購國際發售股份。本公司將採取合理措施，在香港公開發售中區分和拒絕已在國際發售中獲取國際發售股份的投資者所作出的申請，並將區分和拒絕已在香港公開發售中獲取香港公開發售股份的投資者表示對國際發售的意向。

- you make multiple applications or suspected multiple applications; or
- you or the person for whose benefit you are applying have applied for or taken up, or indicated an interest for or have been or will be placed or allocated (including conditionally and/or provisionally) Offer Shares in International Offering.

By filling in this Application Form you agree not to apply for International Offering Shares. Reasonable steps will be taken to identify and reject applications under the Hong Kong Public Offering from investors who have received International Offering Shares in the International Offering and to identify and reject indications of interest in the International Offering from investors who have received Hong Kong Offering Shares in the Hong Kong Public Offering.

5. **Incorrect payment**
You will not receive any allocation of Hong Kong Public Offer Shares if your payment is not made correctly.

6. **If your application or HKSCC Nominees' application is not accepted**
Your application or HKSCC Nominees' application will not be accepted if:
   - either of the Hong Kong Underwriting Agreement or the International Purchase Agreement does not become unconditional; or
   - either of the Hong Kong Underwriting Agreement or the International Purchase Agreement is terminated in accordance with their respective terms.

7. **Application Form not filled in correctly**
Your application will be rejected if your Application Form is not completed correctly in accordance with the instructions.

8. **Dishonoured cheque or banker's cashier order**
Your application will be rejected if you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation.

9. **If you apply for more than 50% of the Hong Kong Public Offer Shares**
Your application will be rejected if you apply for more than 50% of the Hong Kong Public Offer Shares (i.e. 85,300,000 H Shares, being a multiple of board lots of 500 Shares) initially being offered under the Hong Kong Public Offering.

Refund of your money

If you do not receive any Hong Kong Public Offer Shares for any of the above reasons, the Company will refund to you your application monies (including the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee). No interest will be paid thereon. If your application is accepted only in part, the Company will refund to you the appropriate portion of your application monies (including the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) without interest. If the Offer Price as finally determined is less than the maximum offer price of HK$10.70 per H Share paid on application, the Company will refund to you the surplus application monies together with the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee attributable to the surplus application monies, without interest.

All refunds will be by cheque crossed "Account Payee Only", and made out to you, or, if you are a joint applicant, to the first-named applicant on your Application Form. Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.

If you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated on your Application Form that you wish to collect your refund cheque(s) (if any) in person, you may collect it from:

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the newspapers as the date of collection of refund cheques/despatch of H Share certificates. The date of collection is expected to be Wednesday, 12 March 2008.

If you are an individual who opts for personal collection you must not authorize any other person to make collection on your behalf. You must produce evidence of identity (which must be acceptable to Computershare Hong Kong Investor Services Limited) for collection of your refund cheque(s). If you are a corporate applicant and opt for personal collection you must attend by your authorized representative bearing a letter of authorization from your corporation stamped with your corporation's chop. Such authorized representative must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your refund cheque(s) personally within the time specified for collection, it/they will be despatched to you by ordinary post to the address on this Application Form at your own risk.

If you have applied for less than 1,000,000 Hong Kong Public Offer Shares or you have applied for 1,000,000 Hong Kong Public Offer Shares or more but have not indicated on your Application Form that you wish to collect your refund cheque in person, your refund cheque will be sent to the address on your Application Form on the date of despatch, which is expected to be on Wednesday, 12 March 2008, by ordinary post and at your own risk. It is intended that special efforts will be made to avoid undue delay in refunding monies where appropriate.

Application by HKSCC Nominees

Where this Application Form is signed by HKSCC Nominees on behalf of persons who have given electronic application instructions to apply for the Hong Kong Public Offer Shares, the provisions of this Application Form which are inconsistent with those set out in the Prospectus shall not apply and provisions in the Prospectus shall prevail. Without limiting the generality of this paragraph, the following sections of this Application Form are inapplicable where this form is signed by HKSCC Nominees:

- all warranties on the first page, except the first warranty concerning application for Hong Kong Public Offer Shares on the terms and conditions of the Prospectus and this Application Form, and subject to the Articles of Association;
- "Warning" on the first page;
- All representations and warranties under the section headed "Effect of completing and submitting this Application Form", except the first two regarding registration of Hong Kong Public Offer Shares in the applicant's name and the signing of documents to enable the applicant to be registered as the holder of the Hong Kong Public Offer Shares applied for;
- "If your application for Hong Kong Public Offer Shares is successful (in whole or in part)";
- "Circumstances in which you will not be allotted Hong Kong Public Offer Shares"; and
- "Refund of your money".

Personal Data

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on December 20, 1996. This Personal Information Collection Statement informs the applicant for and holder of the H Shares of the policies and practices of the Company and its H Share Registrar in relation to personal data and the Ordinance.

1. **Reasons for the collection of your personal data**
From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company or its agents and the H Share Registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the registrars.
Failure to supply the requested data may result in your application for securities being rejected, or in delay or the inability of the Company or its H Share Registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfers of the Hong Kong Public Offer Shares which you have successfully applied for and/or the despatch of H Share Certificate(s) and/or the despatch or encashment of refund cheque(s) to which you are entitled.
It is important that holders of securities inform the Company and the H Share Registrar immediately of any inaccuracies in the personal data supplied.

2. **Purposes**
The personal data of the applicants and the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:
   - processing of your application and refund cheque, where applicable, and verification of compliance with the terms and application procedures set out in this Application Form and the Prospectus and announcing results of allocations of Hong Kong Public Offer Shares;
   - enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
   - registering new issues or transfers into or out of the names of holders of securities including, where applicable, HKSCC Nominees;
   - maintaining or updating the register of holders of securities of the Company;
   - conducting or assisting the conduct of signature verifications, any other verification or exchange of information;
   - establishing benefit entitlements, such as dividends, rights issues and bonus issues etc.;
   - distributing communications from the Company and its subsidiaries;
   - compiling statistical information and shareholder profiles;
   - making disclosures as required by laws, rules or regulations;
   - disclosing relevant information to facilitate claims on entitlements; and
   - any other incidental or associated purposes relating to the above and/or to enable the Company and the H Share Registrar to discharge their obligations to holders of securities and/or regulators and/or any other purposes to which the holders of securities may from time to time agree.

3. **Transfer of personal data**
Personal data held by the Company and its H Share Registrar relating to the holders of securities will be kept confidential but the Company and its H Share Registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the holders of securities to, from or with any and all of the following persons and entities:
   - the Company or its appointed agents such as financial advisers and receiving bankers;
   - where applicants for securities request deposit into CCASS, HKSCC or HKSCC Nominees, who will use the personal data for the purposes of operating CCASS;
   - any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company or the H Share registrar in connection with the operation of their respective business;
   - any statutory, regulatory or governmental bodies (including the Hong Kong Stock Exchange and the SFC); and
   - any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers, etc.

4. **Access to and correction of personal data**
The Ordinance provides the holders of securities with rights to ascertain whether the Company or the H Share Registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the H Share Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and kinds of data held should be addressed to the Company at its registered address disclosed in the "Corporate Information" section in the Prospectus or as notified from time to time in accordance with applicable law, for the attention of the Company Secretary or (as the case may be) the H Share Registrar for the attention of the privacy compliance officer.
By signing this Application Form, you agree to all of the above.

How to make your application

1. Use the table set out below to calculate how much you must pay for the number of Hong Kong Public Offer Shares you want to subscribe for. Your application must be for a minimum of 500 Hong Kong Public Offer Shares. Applications must be in one of the numbers set out in the table below. No application for any other number of Hong Kong Public Offer Shares will be considered and any such application is liable to be rejected. The table also sets out the total amount payable for such multiples of Hong Kong Public Offer Shares up to 85,300,000 Hong Kong Public Offer Shares. On application, you must pay the maximum offer price of HK$10.70 per Hong Kong Public Offer Share, plus 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee. The table below sets out the otal amount payable for certain numbers of the Hong Kong Public Offer Shares.

2. Complete this Application Form and sign it. Only written signatures will be accepted.

3. Staple your cheque or banker's cashier order to this Application Form. You must pay for the Hong Kong Public Offer Shares applied for by one cheque or by one banker's cashier order.
Each application must be accompanied by either one separate cheque or one separate banker's cashier order.
If you pay by cheque, the cheque must:
   - be in Hong Kong dollars;
   - be drawn on your Hong Kong dollar bank account in Hong Kong;
   - show your account name. This name must either be pre-printed on the cheque, or be endorsed on the back by a person authorized by the bank. This account name must correspond with your name. If it is a joint application, the account name must be the same as the name of the first-named applicant;
   - be payable to "HSBC Nominees (Hong Kong) Limited – CRCC Public Offer";
   - be crossed "Account Payee Only";
   - each application must be accompanied by either a separate cheque or banker's cashier order; and
   - the cheque must not be post-dated.

   Your application will be rejected if your cheque:
   - does not meet all these requirements; or
   - is dishonoured upon its first presentation.

   If you pay by banker's cashier order:
   - the banker's cashier order must be in Hong Kong dollars;
   - you must purchase the banker's cashier order from licensed banks in Hong Kong, and have your name certified on the back by a person authorized by the bank. The name on the banker's cashier order and the name on the Application Form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named applicant;
   - the banker's cashier order must be made payable to "HSBC Nominees (Hong Kong) Limited – CRCC Public Offer";
   - the banker's cashier order must be crossed "Account Payee Only" and;
   - the banker's cashier order must not be post-dated.

   Your application may be rejected if your banker's cashier order does not meet all these requirements.

4. Tear off the Application Form, fold it once and lodge it in one of the special collection boxes at any of the branches of Bank of China (Hong Kong) Limited, Standard Chartered Bank (Hong Kong) Limited, The Hongkong and Shanghai Banking Corporation Limited and Industrial and Commercial Bank of China (Asia) Limited.

(a) Bank of China (Hong Kong) Limited

Hong Kong Island:	Bank of China Tower Branch	3/F, 1 Garden Road
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
	North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point
Kowloon:	Mong Kok Branch	589 Nathan Road, Mong Kok
	Diamond Hill Branch	G107, Plaza Hollywood, Diamond Hill
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
New Territories:	Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Shatin
	East Point City Branch	Shop 101, East Point City, Tseung Kwan O
	Castle Peak Road (Tsuen Wan) Branch	201-207 Castle Peak Road, Tsuen Wan

(b) Standard Chartered Bank (Hong Kong) Limited

Hong Kong Island:	Central Branch	Shop no. 16, G/F and Lower G/F, New World Tower, 16-18 Queen's Road Central, Central
	Causeway Bay Branch	G/F, Yee Wah Mansion, 38-40A Yee Wo Street, Causeway Bay
	Aberdeen Branch	Shop 4A, G/F, Aberdeen Centre Site 5, No.6 Nam Ning Street, Aberdeen
Kowloon:	Tsimshatsui Branch	G/F, 10 Granville Road, Tsimshatsui
	Cheung Sha Wan Branch	828 Cheung Sha Wan Road, Cheung Sha Wan
New Territories:	City One Shatin Branch	Shop 30-33, G/F, Ngan Shing Comm. Centre, City One Shatin

(c) The Hongkong and Shanghai Banking Corporation Limited

Hong Kong Island:	Hong Kong Office	1 Queen's Road Central, HK
	Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing, HK
	Des Voeux Road Central Branch	China Insurance Group Bldg, 141 Des Voeux Road Central, HK
	Des Voeux Road West Branch	Western Centre, 40-50 Des Voeux Road West, HK
Kowloon:	Mong Kok Branch	673 Nathan Road, Mong Kok, KLN
	Kwun Tong Branch	No. 1, Yue Man Square, Kwun Tong, KLN
	Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui, KLN
	Telford Gardens Branch	Shop Unit P16, Blk G, Telford Plaza I, Kowloon Bay, KLN
New Territories:	Citylink Plaza Branch	Shops 38-46, Citylink Plaza, Shatin Station Circuit, Sha Tin, NT
	Yuen Long Branch	G/F, HSBC Building Yuen Long, 150-160 Castle Peak Rd, Yuen Long, NT

(d) Industrial and Commercial Bank of China (Asia) Limited

Hong Kong Island:	Queen's Road Central Branch	122-126 Queen's Road Central, Central
	Sheung Wan Branch	Shop F, G/F, Kai Tak Commercial Building, 317-319 Des Voeux Road Central, Sheung Wan
	Wanchai Branch	117-123 Hennessy Road, Wanchai
Kowloon:	Mei Foo Branch	Shop N95A, 1/F, Mount Sterling Mall, Mei Foo Sun Chuen
	Kwun Tong Branch	G/F., Lemmi Centre, 50 Hoi Yuen Road, Kwun Tong
New Territories:	Sha Tsui Road Branch	Shop 4, G/F., Chung On Building, 297-313 Sha Tsui Road, Tsuen Wan

5. Your Application Form can be lodged at these times

Friday, 29 February, 2008	–	9:00 a.m. to 4:30 p.m.
Saturday, 1 March, 2008	–	9:00 a.m. to 1:00 p.m.
Monday, 3 March, 2008	–	9:00 a.m. to 4:30 p.m.
Tuesday, 4 March, 2008	–	9:00 a.m. to 4:30 p.m.
Wednesday, 5 March, 2008	–	9:00 a.m. to 12:00 noon

6. The latest time for lodging your application is 12:00 noon on Wednesday, 5 March 2008. The application lists will be open between 11:45 a.m. and 12:00 noon on that day, subject only to the weather conditions. The application lists will not be open if there is:
   - a tropical cyclone warning signal number 8 or above, or
   - a "black" rainstorm warning signal

   in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Wednesday, 5 March 2008. Instead they will be open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force at any time between 9:00 a.m. and 12:00 noon.
   Business day means a day that is not a Saturday, Sunday or a public holiday in Hong Kong.

7. The right is reserved to present all or any remittance for payment. However, your cheque or banker's cashier order will not be presented for payment before 12:00 noon on Wednesday, 5 March 2008. The Company will not give you a receipt for your payment. The Company will keep any interest accrued on your application monies. The right is also reserved to retain any H Share certificates and/or any surplus application monies or refunds pending clearance of your cheque or banker's cashier order.

NUMBER OF SHARES THAT MAY BE APPLIED FOR AND PAYMENTS

No. of Hong Kong Public Offer Shares applied for	Amount payable on application (HK$)	No. of Hong Kong Public Offer Shares applied for	Amount payable on application (HK$)	No. of Hong Kong Public Offer Shares applied for	Amount payable on application (HK$)	No. of Hong Kong Public Offer Shares applied for	Amount payable on application (HK$)
500	5,403.98	25,000	270,199.08	450,000	4,863,583.35	8,000,000	86,463,704.00
1,000	10,807.97	30,000	324,238.89	500,000	5,403,981.50	9,000,000	97,271,667.00
1,500	16,211.94	35,000	378,278.71	600,000	6,484,777.80	10,000,000	108,079,630.00
2,000	21,615.93	40,000	432,318.52	700,000	7,565,574.10	20,000,000	216,159,260.00
2,500	27,019.91	45,000	486,358.34	800,000	8,646,370.40	30,000,000	324,238,890.00
3,000	32,423.89	50,000	540,398.15	900,000	9,727,166.70	40,000,000	432,318,520.00
3,500	37,827.87	60,000	648,477.78	1,000,000	10,807,963.00	50,000,000	540,398,150.00
4,000	43,231.85	70,000	756,557.41	1,500,000	16,211,944.50	60,000,000	648,477,780.00
4,500	48,635.84	80,000	864,637.04	2,000,000	21,615,926.00	70,000,000	756,557,410.00
5,000	54,039.82	90,000	972,716.67	2,500,000	27,019,907.50	80,000,000	864,637,040.00
6,000	64,847.78	100,000	1,080,796.30	3,000,000	32,423,889.00	85,300,000[1]	921,919,243.90
7,000	75,655.75	150,000	1,621,194.45	3,500,000	37,827,870.50		
8,000	86,463.70	200,000	2,161,592.60	4,000,000	43,231,852.00		
9,000	97,271.67	250,000	2,701,990.75	4,500,000	48,635,833.50		
10,000	108,079.63	300,000	3,242,388.90	5,000,000	54,039,815.00		
15,000	162,119.45	350,000	3,782,787.05	6,000,000	64,847,778.00		
20,000	216,159.26	400,000	4,323,185.20	7,000,000	75,655,741.00		

[1] Maximum number of Hong Kong Public Offer Shares you may apply for.



中国铁建

China Railway Construction Corporation Limited

中國鐵建股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Conditions of your application

A. Who can apply

1. You, the applicant(s), and any person(s) for whose benefit you are applying, must be 18 years of age or older and must have a Hong Kong address.
2. If you are a firm, the application must be in the names of the individual members, not the firm's name.
3. If you are a body corporate, the application form must be signed by a duly authorized officer, who must state his or her representative capacity.
4. The number of joint applicants may not exceed 4.
5. Save under the circumstances permitted by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"), you cannot apply for any Hong Kong Public Offer Shares if you are or any person(s) for whose benefit you are applying is/are:
   - an existing beneficial owner of Shares in the Company;
   - the chief executive, a director or a supervisor of the Company or any of its subsidiaries.
   - an associate of any of the above (as "associate" is defined in the Hong Kong Listing Rules);
   - a connected person (as defined in the Hong Kong Listing Rules) of the Company or a person who will become a connected person immediately upon completion of the Global Offering.
   - a United States person (as defined in Regulation S), or a legal or natural person of the People's Republic of China (other than Hong Kong, Macau and Taiwan); or
   - a person who does not have a Hong Kong address

B. If you are a nominee

You may make more than one application for the Hong Kong Public Offer Shares if and only if you are a nominee, in which case you may make an application as a nominee by: (i) giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Participant); or (ii) using a WHITE or YELLOW Application Form, and lodge more than one application in your own name if each application is made on behalf of different beneficial owners.

In the box on this Application Form marked "For nominees", you must include:

- an account number; or
- some other identification code

for each beneficial owner or, in the case of joint beneficial owners, for each such beneficial owner. If you do not include this information, the application will be treated as being made for your own benefit. As a nominee, you are deemed to have warranted that you are duly authorized to sign this Application Form on behalf of the relevant beneficial owner and agreed to disclose personal data relating to such beneficial owner on the terms set out in section F and the section under Personal Data.

C. Lodge only one application for your benefit (for you and any of your joint applicant)

Multiple applications or suspected multiple applications will be rejected. Except where you are a nominee and provide the information required to be provided in your application, all of your applications (including the part of the application made by HKSCC Nominees Limited ("HKSCC Nominees") acting on electronic application instructions) will be rejected as multiple applications if you, or you and joint applicant(s) together:

- make more than one application (whether individually or jointly) on a WHITE or YELLOW Application Form or by giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Clearing Participant or Custodian Participant) or to the eIPO Service Provider via the White Form eIPO service (www.eipo.com.hk), or
- both apply (whether individually or jointly) on one WHITE Application Form and one YELLOW Application Form or on one WHITE or YELLOW Application Form and give electronic application instructions to HKSCC or to the eIPO Service Provider;
- apply on one WHITE or YELLOW Application Form (whether individually or jointly) or by giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Clearing Participant or Custodian Participant) or to the eIPO Service Provider via the White Form eIPO service (www.eipo.com.hk) for more than 50% of the H Shares (i.e. 85,300,000 H Shares, being a multiple of board lots of 500 H Shares) initially being offered for public subscription under the Hong Kong Public Offering; or
- have applied for or taken up, or indicated an interest in, or have been or will be placed (including conditionally and/or provisionally) International Offering Shares under the International Offering.

Save as referred to above, all of your applications will also be rejected as multiple applications if more than one application is made for your benefit (including the part of the application made by HKSCC Nominees acting on electronic application instructions). If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company,

then the application will be treated as being made for your benefit.

Unlisted company *means a company with no equity securities listed on the Hong Kong Stock Exchange.*

Statutory control *means you:*

- *control the composition of the board of directors of a company; or*
- *control more than half of the voting power of a company, or*
- *hold more than half of the issued share capital of a company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

D. Allocation of Hong Kong Public Offer Shares – Pools A and B

The 170,600,000 Hong Kong Public Offer Shares initially being offered for subscription under the Hong Kong Public Offering (after taking into account of any adjustment in the number of Offer Shares allocated between the Hong Kong Public Offering and the International Offering) will be divided into two pools for allocation purposes: 85,300,000 Shares in Pool A and 85,300,000 Shares in Pool B. The Hong Kong Public Offer Shares in Pool A will be allocated on an equitable basis to successful applicants who have applied for Hong Kong Public Offer Shares with a total subscription amount (excluding 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) of HK$5,000,000 or less. The Hong Kong Public Offer Shares in Pool B will be allocated on an equitable basis to successful applicants who have applied for Hong Kong Public Offer Shares with a total subscription amount (excluding 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) of more than HK$5,000,000 and up to the total value of Pool B. You should be aware that applications in Pool A and applications in Pool B are likely to receive different allocation ratios. If Hong Kong Public Offer Shares in one pool (but not both pools) are under-subscribed, the surplus Hong Kong Public Offer Shares in that pool will be transferred to the other pool to satisfy demand in that other pool and be allocated accordingly. You can only receive an allocation of Hong Kong Public Offer Shares from either Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 85,300,000 Hong Kong Public Offer Shares are liable to be rejected. Allocation of Hong Kong Public Offer Shares to investors under the Hong Kong Public Offering, both in relation to Pool A and Pool B, will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary, depending on the number of Hong Kong Public Offer Shares validly applied for by applicants although the allocation of Hong Kong Public Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Public Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Public Offer Shares.

E. Supplemental information

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

F. Effect of completing and submitting this Application Form

By completing and submitting this Application Form, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- instruct and authorize the Company and/or the Joint Global Coordinators (or their respective agents or nominees) to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect registration of any Hong Kong Public Offer Shares allocated to you in your name(s) as required by the Articles of Association and otherwise to give effect to the arrangements described in the Prospectus and this Application Form;
- undertake to sign all documents and to do all things necessary to enable you to be registered as the holder of the Hong Kong Public Offer Shares allocated to you, and as required by the Articles of Association;
- confirm that you have received and/or read a copy of the Prospectus and have only relied on the information and representations contained in the Prospectus in making your application, and will not rely on any other information and representations save as set out in any supplement to the Prospectus;
- agree that the Company, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Underwriters and any of their respective directors, officers, employees, agents or advisers and any other parties involved in the Global Offering are liable only for the information and representations contained in the Prospectus, the Application Forms and any supplement to the Prospectus;
- agree (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation and you may not revoke it other than as provided in the Prospectus;
- (if the application is made for your own benefit) warrant that the application is the only application which will be made for your benefit on a WHITE or YELLOW Application Form or by giving electronic application instructions to HKSCC via CCASS or to the eIPO Service Provider via the White Form eIPO service (www.eipo.com.hk);
- (if the application is made by an agent on your behalf) warrant that you have validly and irrevocably conferred on your agent all necessary power and authority to make this application;
- (if you are an agent for another person) warrant that this is the only application which will be or has been made for the benefit of that other person on a WHITE or YELLOW Application Form or by giving electronic application instructions to HKSCC via CCASS or to the eIPO Service Provider via the White Form eIPO service (www.eipo.com.hk), and that you are duly authorized to sign this Application Form as that other person's agent;
- undertake and confirm that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up, or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally), and will not apply for or take up or indicate any interest in any International Offer Shares under the International Offering, nor otherwise have participated or will participate in the International Offering;
- warrant the truth and accuracy of the information the contained in your application;
- agree to disclose to the Company, the H Share Registrar, the receiving bankers, the Joint Bookrunners, the Joint Lead Managers and their respective advisers and agents any personal data or other information which they require about you or the person(s) for whose benefit you have made this application;
- agree that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- undertake and agree to accept the Hong Kong Public Offer Shares applied for, or any lesser number allocated to you under this application;
- authorize the Company to place your name(s) on the register of members of the Company as the holder(s) of any Hong Kong Public Offer Shares allocated to you, and the Company and/or its agents to send any H Share certificate(s) and/or any refund cheque(s) (where applicable) to you or (in case of joint applicants) the first-named applicant in the Application Form by ordinary post at your own risk to the address stated on your Application Form (except that if you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated in your Application Form that you will collect your H Share certificate(s) and refund cheque(s) (where applicable) in person, you can collect your H Share certificate(s) and/or refund cheque(s) (where applicable) in person between 9:00 a.m. and 1:00 p.m. on Wednesday, 12 March, 2008 or such other date as notified by the Company in the newspapers as the date of despatch/collection of H Share certificates/refund cheques from Computershare Hong Kong Investor Services Limited);
- understand that these declarations and representations will be relied upon by the Company and the Joint Global Coordinators and the Joint Lead Managers in deciding whether or not to allocate any Hong Kong Public Offer Shares in response to your application and that you may be prosecuted for making a false declaration;
- if the laws of any place outside Hong Kong are applicable to your application, you agree and warrant that you have complied with all such laws and none of the Company, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Underwriters and the other parties involved in the Global Offering nor any of their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in the Prospectus;
- agree with the Company, for itself and for the benefit of each shareholder of the Company, and so that the Company will be deemed by its acceptance in whole or in part of the application, including applications made by HKSCC Nominees, to have agreed for itself and on behalf of each shareholder of the Company, to observe and comply with the PRC Company Law, the Special Regulations, and the Articles of Association;
- agree with the Company, each shareholder, director, supervisor, manager and officer of the Company, and the Company (acting for itself and for each director, supervisor, manager and officer) agrees with each shareholder of the Company, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning its affairs to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive;
- agree with the Company and each shareholder of the Company that H Shares in the Company are freely transferable by the holders thereof;
- authorize the Company to enter into a contract on behalf of you with each of the directors, supervisors and officers of the Company whereby each such director, supervisor and officer undertakes to observe and comply with his obligations to shareholders as stipulated in the Articles of Association,
- represent and warrant that you understand the H Shares have not been and will not be registered under the U.S. Securities Act and you are outside the United States (as defined in Regulation S under the U.S Securities Act) when completing the Application Form or are a person described in paragraph (h)(3) of Rule 902 of Regulation S under the U.S Securities Act;
- confirm that you understand entirely that our registered share capital comprises A Shares and H Shares and that holders of H Shares shall have the same right as holders of A Shares save as to certain rights which holders of H Shares are entitled.
- agree that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong; and
- acknowledge and agree that you have not relied upon the information contained in the information packs or announcements relating to our A Share Offering made available on the website of Hong Kong Exchanges and Clearing Limited, and that our Company, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Underwriters and any of their respective directors, officers, employees, agents or advisors do not make any express or implied representation or warranty as to the accuracy or completeness of such information and expressly disclaim any and all liability in relation to such information, or any omission from or inaccuracies or errors in such information.

The Company, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Underwriters, other parties involved in the Global Offering and their respective directors, officers, employees, partners, agents and advisers are entitled to rely on any warranty, representation or declaration made by you in this application. In the event of the application being made by joint applicants, all the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given and assumed by and imposed on the applicants jointly and severally.

G. Power of attorney

If your application is made through a duly authorized attorney under a valid power of attorney, the Company and the Joint Bookrunners (or their respective agents and nominees) as agent for the Company may accept your application at their discretion, and subject to any conditions they think fit, including production of evidence of the authority of your attorney. The Company and the Joint Bookrunners in their capacity as agent for the Company have full discretion to reject or accept any application, in full or in part, without assigning any reason.

H. Determination of Offer Price

The offer price is expected to be fixed by agreement between the Joint Global Coordinators (on behalf of the Underwriters) and the Company on or around Thursday, 6 March, 2008 and, in any event, not later than Tuesday, 11 March, 2008. Applicants for Hong Kong Public Offer Shares are required to pay, on application, the maximum offer price of HK$10.70 for each Hong Kong Public Offer Share together with 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee, subject to refund if the offer price should be lower than HK$10.70. The fixed offer price will be announced on Friday, 7 March, 2008 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese). The Joint Global Coordinators (on behalf of the Underwriters and with the Company's consent) may reduce the number of Offer Shares and/or the indicative offer price range below that stated in the Prospectus (which is HK$9.93 to HK$10.70 per Hong Kong Public Offer Share) at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, notices of the reduction in the number of Offer Shares and/or the indicative offer price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) no later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering. Applicants should have regard to the possibility that any announcement of a reduction in the number of Offer Shares and/or the indicative offer price range may not be made until that time. If applications for Hong Kong Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the number of Offer Shares and/or the indicative offer price range is reduced, such applications cannot be subsequently withdrawn.

Allotment of Hong Kong Public Offer Shares

Results of allocations of the Hong Kong Public Offering, and the Hong Kong Identity Card/passport/Hong Kong Business Registration numbers of successful applicants (where appropriate) will be made available through various channels as described below

- Results of allocations for the Hong Kong Public Offering can be found in our announcement to be posted on the website of the Company at www.crcc.cn and on the website of the Stock Exchange at www.hkex.com.hk on Wednesday, 12 March 2008.
- Results of allocations will be made available from our Hong Kong Public Offering website at www.iporesults.com.hk on a 24-hour basis from 8:00 a.m. on Wednesday, 12 March 2008 to 12:00 midnight on Tuesday, 18 March 2008. The user will be required to key in the Hong Kong identity card/passport/Hong Kong business registration number provided in his/her/its Application Form to search for his/her/its own allocation result,
- Results of allocations will be made available from our Hong Kong Public Offering allocation results telephone enquiry line. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Public Offer Shares allocated to them, if any, by calling 2862 8669 between 9:00 a.m. and 10:00 p.m. from Wednesday, 12 March 2008 to Saturday, 15 March 2008.
- Special allocation results booklets setting out the results of allocations will be available for inspection during opening hours of individual branches and sub-branches from Wednesday, 12 March 2008 to Friday, 14 March 2008 at all the receiving bank branches and sub-branches at the addresses set out in "3. Where to Collect the Prospectus and Application Forms" under the section headed "How to Apply for Hong Kong Public Offer Shares" of the Prospectus.

If your application for Hong Kong Public Offer Shares is successful (in whole or in part)

If you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated on your Application Form that you wish to collect your H Share certificate(s) and/or refund cheque(s) (where applicable), you may collect it/them in person from:

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the newspapers as the date of despatch of H Share certificate(s) or refund cheque(s). This is expected to be Wednesday, 12 March, 2008.

If you are an individual, you must not authorize any other person to make collection on your behalf. You must produce evidence of identity (which must be acceptable to Computershare Hong Kong Investor Services Limited). If you are a corporate applicant, you must attend by your authorized representative bearing a letter of authorization from your corporation stamped with your corporation's chop. Such authorized representative must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. If you have do not collect your H Share certificate(s) and/or refund cheque(s) personally within the time period specified for collection, they will be despatched to you by ordinary post to the address as specified on this Application Form at your own risk.

If you have applied for less than 1,000,000 Hong Kong Public Offer Shares or if you have applied for 1,000,000 or more Hong Kong Public Offer Shares and have not indicated on your Application Form that you wish to collect your share certificate(s) and/or refund cheque(s) in person, then your H Share certificate(s) and/or refund cheque(s) will be sent to the address on this Application Form on the date of despatch, which is expected to be on Wednesday, 12 March, 2008, by ordinary post and at your own risk. H Share certificates will only become valid certificates of title provided that the Hong Kong Public Offering has become unconditional and not having been terminated in accordance with its terms at 8:00 am on Thursday, 13 March, 2008.

The Company will not issue temporary documents of title. No receipt will be issued for sums paid on application. In the event that the Offer Price is less than the price per Hong Kong Public Offer Share paid by you, the surplus application monies (including 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee attributable to such surplus) will be refunded to you without interest.

Circumstances in which you will not be allotted Hong Kong Public Offer Shares

You may not be allotted Hong Kong Public Offer Shares if:

1. Full discretion of the Company or its agents to reject or accept your application

The Company and the Joint Global Coordinators (as agent for the Company) and the eIPO service Provider, or their respective agents and nominees, have full discretion to reject or accept any application, in whole or in part, without having to give any reasons for such rejection or acceptance.

2. If your application is revoked or withdrawn

By completing and submitting this Application Form you agree that you cannot revoke your application on or before Saturday, 29 March, 2008. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your Application Form. This collateral contract will be in consideration of the Company agreeing that it will not offer any Hong Kong Public Offer Shares to any person on or before Saturday, 29 March, 2008 except by means of one of the procedures referred to in the Prospectus.

You may only revoke your application on or before Saturday, 29 March, 2008 if a person responsible for the Prospectus under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for the Prospectus.

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

If your application has been accepted, it cannot be revoked or withdrawn. For this purpose, acceptance of application will be constituted by notification to the press of the results of allocation and, where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to satisfaction of such conditions or the results of such ballot, respectively.

3. If the allotment of Hong Kong Public Offer Shares is void

Your allotment of Hong Kong Public Offer Shares to you or to HKSCC Nominees, if made, will be void if the Listing Committee of the Hong Kong Stock Exchange does not grant permission to list the H Shares either:

- within three weeks from the closing of the application lists, or
- within a longer period of up to six weeks if the Listing Committee of the Hong Kong Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists

6. 如閣下或香港結算代理人的申請不獲接納
在下列情況下，閣下或香港結算代理人的申請將不獲接納：
- 香港包銷協議或國際配售協議任何一份未成為無條件；或
- 香港包銷協議或國際配售協議任何一份已根據其各自條款被終止。

7. 未正確填妥申請表格
如閣下的申請表格並未按指示正確填妥，閣下的申請將不獲受理。

8. 支票或銀行本票未能兌現
如閣下所交付的支票或銀行本票未能於首次過戶時成功兌現，閣下的申請將不獲受理。

9. 如閣下申請認購逾50%的香港公開發售股份
如閣下申請認購超過50%香港公開發售初步提呈以供認購的香港公開發售股份(即85,300,000股H股，為每手500股的倍數)，閣下的申請將不獲受理。

退還款項

如閣下基於上述任何原因而未獲任何香港公開發售股份，本公司將退還閣下的申請股款，包括有關的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費，惟不會就此支付利息。如閣下的申請僅部分獲接納，本公司將閣下申請股款中的有關部分(包括有關的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)不計利息退還予閣下。如最終確定的發售價低於申請時所支付的最高發售價每股H股10.70港元，本公司將不計利息退還多收申請股款連同多收申請股款應佔相關的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。

所有退款將會以劃線註明「只准存入抬頭人賬戶」的支票退還予閣下或如屬聯名申請人，則退還予閣下申請表格上排名首位的申請人。閣下所提供的香港身份證號碼／護照號碼的一部分，或如屬聯名申請人，則排名首位申請人的香港身份證號碼／護照號碼的一部分，或會列印在退款支票(如有)上。有關資料亦會轉交第三方作退款用途。閣下的銀行於兌現退款支票前，銀行或會要求查證閣下的香港身份證號碼／護照號碼。未有準確填妥閣下的香港身份證號碼／護照號碼，或會導致退款支票延誤或失效。

如閣下申請認購1,000,000股以上香港公開發售股份並在申請表格上表明擬親自領取退款支票(如有)，閣下可在本公司於報章上公佈領取退款支票／寄發H股股票日期當日上午九時正至下午一時正期間，親臨以下地點領取退款支票：

香港中央證券登記有限公司
香港灣仔皇后大道東183號合和中心17樓1712-1716號舖

預期該等日期為2008年3月12日星期三。

如閣下為選擇親自領取支票的個人申請人，則閣下不可授權任何其他人士代表閣下領取。如閣下為選擇親自領取退款支票的公司申請人，則閣下必須由閣下的授權代表帶同蓋上閣下公司印章的授權書領取。有關授權代表須於領取時出示香港中央證券登記有限公司所接受的身份證明文件。

如閣下未在指定領取時間內親自領取退款支票，則退款支票將會以普通郵遞方式寄往本申請表格上所示地址，郵誤風險由閣下自行承擔。

如閣下申請認購1,000,000股以下香港公開發售股份或閣下申請認購1,000,000股或以上香港公開發售股份，但並沒有在申請表格上表明擬親自領取退款支票，則閣下的退款支票將於寄發日期(預期為2008年3月12日星期三)以普通郵遞方式寄往閣下申請表格上所示地址，郵誤風險由閣下自行承擔。如有需要，本公司將作出特別安排以避免退款支票的寄發出現不必要的延誤。

香港結算代理人提出的申請

如本申請表格乃由香港結算代理人代表發出電子認購指示申請香港公開發售股份的人士簽署，則本申請表格與招股章程不符的條文將不適用，且以招股章程的條文為準。在不限制此段一般適用的原則下，本申請表格的以下部分在香港結算代理人作簽署人的情況下並不適用：
- 第一頁所載的所有保證，惟第一項有關根據招股章程及本申請表格的條款及條件申請認購香港公開發售股份的保證及受組織章程細則條文所約束除外；
- 第一頁的「警告」；
- 「如閣下為代名人」；
- 「僅可為閣下本身的利益遞交一份申請」；
- 「填妥及遞交本申請表格的效用」一節所有陳述及保證，惟首兩項有關以申請人名義登記香港公開發售股份及簽署致令申請人登記成為所申請認購香港公開發售股份持有人的文件除外；
- 「若干重要事項」；
- 「退還款項」。

個人資料

個人資料收集聲明

《個人資料(私隱)條例》(「條例」)的主要條款已於1996年12月20日在香港生效。此項個人資料收集聲明是向H股申請人和持有人說明有關本公司及其H股過戶登記處在個人資料和條例方面的政策和慣例。

1. 收集閣下個人資料的原因

證券申請人或證券登記持有人以自己的名義申請證券或轉讓或受讓證券時或尋求股份過戶登記處的服務時，須不時向本公司或其代理人及H股過戶登記處提供其最近的準確個人資料。

未能提供所要求的資料可能導致閣下申請證券被拒絕或延誤，或本公司或其H股過戶登記處無法落實轉讓或提供服務。此舉也可能妨礙或延誤登記或轉讓閣下成功申請的香港公開發售股份及／或寄發H股股票及／或寄發退款支票。

如證券持有人提供的個人資料有任何錯誤，證券持有人須立即通知本公司和H股過戶登記處。

2. 目的

申請人及證券持有人的個人資料可以作以下目的使用、持有及／或保存(以任何方式)：
- 處理閣下的申請及退款支票(如適用)，核實是否符合本申請表格及招股章程所載的條款和申請程序，以及公佈香港公開發售股份的分配結果；
- 遵守香港及其他地區的一切適用法律法規；
- 登記新發行證券或以證券持有人的名義(包括以香港結算代理人名義(如適用))轉讓或受讓證券；
- 存置或更新本公司證券持有人的名冊；
- 核實或協助核實簽名、任何其他核證或交換資料；
- 確立受益權利，如股息、供股和紅股等；
- 分發本公司及其子公司的通訊；
- 編製統計信息和股東資料；
- 根據法律、規則或法規進行披露；
- 披露有關資料以便就權益提出索償；及
- 與上述有關的任何其他附帶或相關目的及／或使本公司及H股過戶登記處能履行對證券持有人及／或監管者承擔的責任及／或證券持有人不時同意的任何其他目的。

3. 個人資料的轉送

本公司和其H股過戶登記處持有的關於證券持有人的個人資料將會保密，但本公司和其H股過戶登記處可以在為達到上述目的或當中任何目的的必要的情況下，作出他們認為必要的查詢以確認個人資料的準確性，尤其為他們可向或從下列任何或全部人士和實體或向下列任何或全部人士和實體互相披露、取得或轉送(無論在香港境內或境外)證券持有人的個人資料：
- 本公司或其指定的代理人，如財務顧問和收款銀行；
- 如證券申請人要求將證券寄存於中央結算系統，則為香港結算或香港結算代理人，他們將會就中央結算系統的運作使用個人資料；
- 任何向本公司或H股過戶登記處提供其各自業務營運有關的行政、電訊、電腦、付款或其他服務的代理人、承包商或第三方服務供應商；
- 任何法定、監管或政府機關(包括香港聯交所及證監會)；及
- 證券持有人與其進行或擬進行交易的任何其他人士或機構，如他們的銀行、律師、會計師或股票經紀等。

4. 查閱和更正個人資料

條例規定，證券持有人有權確定本公司或H股過戶登記處是否持有其個人資料，並有權索取有關該資料的副本並更正任何不準確資料。根據條例，本公司和H股過戶登記處有權就處理任何查閱資料的要求收取合理的費用。所有查閱資料或更正資料的要求或查詢有關政策及慣例及持有資料種類的要求，均須按招股說明書「公司資料」一節所披露或不時按適用法例通知的註冊地址送交本公司的公司秘書或(視乎情況而定)送交H股過戶登記處私隱監督人員。

如閣下簽署本申請表格，即表示閣下同意上述各項。

申請手續

1. 按照下表計算閣下擬認購的香港公開發售股份數目所應付的認購申請款項。閣下申請認購的股數最少為500股香港公開發售股份。申請認購股數須為下表所列的其中一個數目。申請任何其他數目香港公開發售股份將不會被接受且該等申請可被拒絕。下表亦列出申請認購若干香港公開發售股份數目(最多85,300,000股香港公開發售股份)的應付股款總額。閣下須於申請時繳付每股香港公開發售股份10.70港元的最高發售價，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。下表載列申請認購若干香港公開發售股份數目的應付股款總額。

2. 請填妥及簽署本申請表格。本公司僅接納親筆簽名。

3. 閣下的支票或銀行本票須緊釘於本申請表格上。閣下必須以一張支票或一張銀行本票支付所認購香港公開發售股份的股款。
每份申請均須附帶一張獨立開出支票或一張獨立開出銀行本票。
如以支票付款，該支票必須：
- 為港元支票；
- 由閣下在香港開設的港元銀行賬戶開出；
- 顯示閣下的賬戶名稱，而該賬戶名稱必須已預印在支票上，或由有關銀行授權簽署的人士在該支票背書。該賬戶名稱必須與閣下姓名相同。如屬聯名申請，則該賬戶名稱必須與排名首位申請人的姓名相同；
- 註明抬頭人為「滙豐代理人(香港)有限公司－中國鐵建公開發售」；
- 劃線註明「只准存入抬頭人賬戶」；
- 每份申請必須附帶一張獨立開出的支票或銀行本票；及
- 支票不得為期票。

閣下的認購申請將不獲接納，倘閣下的支票：
- 未能符合上述所有規定；或
- 首次過戶不獲兌現。

如以銀行本票付款：
- 銀行本票必須為港元本票；
- 閣下必須購買由香港的持牌銀行發出的銀行本票，並由發出本票的銀行授權人在銀行本票背面簽署以核證閣下姓名。銀行本票所示姓名必須與申請表格所示姓名相同。如屬聯名申請，則銀行本票背面所示姓名必須與排名首位申請人的姓名相同；
- 銀行本票必須註明抬頭人為「滙豐代理人(香港)有限公司－中國鐵建公開發售」；
- 銀行本票上必須劃線註明「只准存入抬頭人賬戶」；及
- 銀行本票不得為期票。

如閣下的銀行本票不符合上述所有規定，閣下的認購申請可能不獲接納。

4. 撕下申請表格，對摺一次，然後投入中國銀行(香港)有限公司、渣打銀行(香港)有限公司、香港上海滙豐銀行有限公司及中國工商銀行(亞洲)有限公司任何分行的特設的收集箱內：

(a) 中國銀行(香港)有限公司

香港島：	中銀大廈分行	花園道1號3樓
	中環永安集團大廈分行	德輔道中71號
	軒尼詩道409號分行	灣仔軒尼詩道409-415號
	北角匯豐大廈分行	北角英皇道413-415號
九龍：	旺角分行	旺角彌敦道589號
	鑽石山分行	鑽石山荷里活廣場G107號
	黃埔花園分行	紅磡黃埔花園第一期商場G8B
新界：	好運中心分行	沙田橫壆街好運中心
	東港城分行	將軍澳東港城101號
	荃灣青山道分行	荃灣青山道201-207號

(b) 渣打銀行(香港)有限公司

香港島：	中環分行	中環皇后大道中16-18號新世界大廈16號地下及地庫
	銅鑼灣分行	銅鑼灣怡和街38-40A號怡東大廈地下
	香港仔分行	香港仔湖南街6號香港仔中心第五期地下4A號
九龍：	尖沙咀分行	尖沙咀加連威老道10號地下
	長沙灣分行	長沙灣長沙灣道828號
新界：	沙田第一城分行	沙田第一城銀城商場地下30-33號

(c) 香港上海滙豐銀行有限公司

香港島：	香港總行	香港皇后大道中1號
	太古城中心分行	香港太古城中心第1期065號舖
	德輔道中分行	香港德輔道中141號中保集團大廈
	德輔道西分行	香港德輔道西40-50號西區中心大廈
九龍：	旺角分行	九龍旺角彌敦道673號
	觀塘分行	九龍觀塘裕民坊1號
	尖沙咀分行	九龍尖沙咀加拿分道82-84號
	德福花園分行	九龍九龍灣德福廣場1期G室P16號舖
新界：	沙田廣場分行	新界沙田正街沙田廣場38-46號舖
	元朗分行	新界元朗青山公路150-160號元朗匯豐大廈地下

(d) 中國工商銀行(亞洲)有限公司

香港島：	皇后大道中分行	中環皇后大道中122-126號
	上環分行	上環德輔道中317-319號啟德商業大廈地下F號
	灣仔分行	灣仔軒尼詩道117-123號
九龍：	尖東分行	尖沙咀東部麼地道1號N95A號舖
	觀塘分行	觀塘開源道50號利寶時中心地下
新界：	沙咀道分行	荃灣沙咀道297-313號富華大廈地下4號舖

5. 閣下可於下列時間內遞交申請表格

2008年2月29日星期五 － 上午九時正至下午四時三十分
2008年3月1日星期六 － 上午九時正至下午一時正
2008年3月3日星期一 － 上午九時正至下午四時三十分
2008年3月4日星期二 － 上午九時正至下午四時三十分
2008年3月5日星期三 － 上午九時正至中午十二時正

6. 閣下遞交申請表格的截止時間為2008年3月5日星期三中午十二時正。本公司將於當日上午十一時四十五分至中午十二時正期間辦理認購申請登記，惟須視乎當日天氣情況而定。如香港在2008年3月5日星期三上午九時正至中午十二時正內任何時間懸掛下列警告訊號：
- 八號或以上熱帶氣旋警告訊號；或
- 「黑色」暴雨警告訊號，

將不會辦理認購申請登記。認購申請登記將改為在上午九時正至中午十二時正期間任何時間並無懸掛上述警告訊號的下一個營業日上午十一時四十五分至中午十二時正期間內進行。
營業日指除星期六、星期日或香港公眾假期以外的日子。

7. 本公司保留權利將所有或任何認購申請股款過戶，惟閣下的支票或銀行本票將不會於2008年3月5日星期三中午十二時正前過戶。本公司不會向閣下發出付款收據。本公司將保留閣下申請股款的任何應計利息。本公司亦有權在閣下的支票或銀行本票過戶之前保留任何H股股票及／或任何多收的申請股款或退款。

可供申請認購股份數目及應繳款項

申請認購的香港公開發售股份數目	申請時應繳款項(港元)	申請認購的香港公開發售股份數目	申請時應繳款項(港元)	申請認購的香港公開發售股份數目	申請時應繳款項(港元)	申請認購的香港公開發售股份數目	申請時應繳款項(港元)
500	5,403.98	25,000	270,199.08	450,000	4,863,583.35	8,000,000	86,463,704.00
1,000	10,807.97	30,000	324,238.89	500,000	5,403,981.50	9,000,000	97,271,667.00
1,500	16,211.94	35,000	378,278.71	600,000	6,484,777.80	10,000,000	108,079,630.00
2,000	21,615.93	40,000	432,318.52	700,000	7,565,574.10	20,000,000	216,159,260.00
2,500	27,019.91	45,000	486,358.34	800,000	8,646,370.40	30,000,000	324,238,890.00
3,000	32,423.89	50,000	540,398.15	900,000	9,727,166.70	40,000,000	432,318,520.00
3,500	37,827.87	60,000	648,477.78	1,000,000	10,807,963.00	50,000,000	540,398,150.00
4,000	43,231.85	70,000	756,557.41	1,500,000	16,211,944.50	60,000,000	648,477,780.00
4,500	48,635.84	80,000	864,637.04	2,000,000	21,615,926.00	70,000,000	756,557,410.00
5,000	54,039.82	90,000	972,716.67	2,500,000	27,019,907.50	80,000,000	864,637,040.00
6,000	64,847.78	100,000	1,080,796.30	3,000,000	32,423,889.00	85,300,000[1]	921,919,243.90
7,000	75,655.75	150,000	1,621,194.45	3,500,000	37,827,870.50		
8,000	86,463.70	200,000	2,161,592.60	4,000,000	43,231,852.00		
9,000	97,271.67	250,000	2,701,990.75	4,500,000	48,635,833.50		
10,000	108,079.63	300,000	3,242,388.90	5,000,000	54,039,815.00		
15,000	162,119.45	350,000	3,782,787.05	6,000,000	64,847,778.00		
20,000	216,159.26	400,000	4,323,185.20	7,000,000	75,655,741.00		

[1] 閣下最多可申請認購的香港公開發售股份數目。

Offer Shares applied for 申請香港公開發售股份數目		order number 支票／銀行本票號碼	
Total amount of remittance 付款總額	HK$ 港元	Name of bank on which cheque/ banker's cashier order is drawn* 支票／銀行本票的付款銀行名稱*	

- Cheque and banker's cashier order should be crossed "Account Payee Only" and made payable to "HSBC Nominees (Hong Kong) Limited – CRCC Public Offer".
- 支票及銀行本票須以「只准存入抬頭人賬戶」方式劃線開出，並須註明抬頭人為「滙豐代理人(香港)有限公司－中國鐵建公開發售」。

To be completed in BLOCK letters in English in ink, except as stated otherwise. Joint applicants should give one address only.
除另有說明外，請用黑水筆或原子筆以英文正楷填寫。聯名申請人只須填寫一個地址。

Your name (in English) 英文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字
Your name (in Chinese) 中文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字

Your occupation (in English) 職業(以英文填寫)		Your Hong Kong Identity Card No./Passport No./ Hong Kong Business Registration No.** (Please delete as appropriate) 閣下的香港身份證號碼／護照號碼／香港商業登記號碼** (請刪除不適用者)	
Names of all other joint applicants (in English) (if any) 所有其他聯名申請人的英文姓名／名稱(如有)	(1)	Hong Kong Identity Card No./Passport No./ Hong Kong Business Registration No. of all other joint applicants** (Please delete as appropriate) 所有其他聯名申請人的香港身份證號碼／護照號碼／香港商業登記號碼** (請刪除不適用者)	(1)
	(2)		(2)
	(3)		(3)

Your address (in English) (joint applicants should give address of first-named applicant only) Only an address in Hong Kong will be accepted 地址(以英文填寫)(聯名申請人只須填寫排名首位申請人的地址) 只接受香港地址	
	Telephone No. 電話號碼

For nominees: Please provide an account number or identification code for each (joint) beneficial owner.
由代名人遞交：請填寫各(聯名)實益擁有人的賬戶號碼或識別編碼。

If you are a nominee and you do not complete this section, this application will be treated as being made for your benefit.
如閣下為代名人，而並無填妥本節，則是項申請將被視作為閣下本身利益提出。

** (a) For individuals, you must provide your Hong Kong Identity Card number or passport number. If you hold a Hong Kong Identity Card, please provide your Hong Kong Identity Card number. If you do not hold a Hong Kong Identity Card, please provide your passport number. For a body corporate, please provide your Hong Kong Business Registration number. Such Hong Kong Identity Card number/passport number/ Hong Kong Business Registration number will be used for checking the validity of Application Forms and for processing the application for H Shares and such data would be transferred to a third party for the accomplishment of such purposes. All joint applicants must give (if they are individuals) their Hong Kong Identity Card numbers or, where applicable, passport numbers, or (if they are bodies corporate) their Hong Kong Business Registration numbers.
如屬個別人士，閣下必須填寫閣下的香港身份證號碼或護照號碼。如閣下持有香港身份證，請填寫香港身份證號碼；否則，請填寫護照號碼。如屬法人團體，請填寫香港商業登記號碼。該等香港身份證號碼／護照號碼／香港商業登記號碼將用於核實申請表格的有效性及處理H股的申請，為此，該等資料將轉交予第三方以供核實之用。所有聯名申請人必須提供(如屬個別人士)其香港身份證號碼或護照號碼(如適用)或(如屬法人團體)其香港商業登記號碼。

(b) Part of your Hong Kong Identity Card number/passport number or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you, may be printed on your refund cheque (if any). Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.
閣下所提供的香港身份證號碼／護照號碼一部分，或如屬聯名申請人，則排名首位申請人的香港身份證號碼／護照號碼的一部分，或會列印在退款支票(如有)上。有關資料亦會轉交予第三方作退款用途。閣下將退款支票兌現時，銀行或會要求查證閣下的香港身份證號碼／護照號碼。未有準確填妥閣下的香港身份證號碼／護照號碼，或會導致退款支票延遲兌現或退款支票無效。

☐ Applicants who have applied for 1,000,000 or more Hong Kong Public Offer Shares and wish to collect H Share certificate(s) and/or refund cheque(s) (where relevant), in person from the Company's H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on the dates for collection of H Share certificate(s) and/or refund cheque(s) (where relevant), which is expected to be on Wednesday, 12 March 2008, or such other date as notified by our company in the newspapers as the date at despatch/collection of H Share certificates/refund cheques, should mark '✓' in the box on the left.
凡申請1,000,000股或以上香港公開發售股份，並擬親身於領取H股股票及／或退款支票(如適用)當日(預計為2008年3月12日星期三或本公司在報章上公佈寄發／領取H股股票／退款支票的其他日期)前往本公司的H股過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖)領取H股股票及／或退款支票(如適用)的申請人，請在左方空格內填上「✓」號。

ADDRESS LABEL 地址標貼

Please repeat your name(s) and address as set out above in BLOCK letters
請用正楷字母填寫上表所示姓名／名稱及地址

Name(s) 姓名／名稱
Address 地址

For Bank use 此欄供銀行填寫

NOTE: Unless defined herein, terms and expressions used in this Application Form have the same meanings as defined in the prospectus of China Railway Construction Corporation Limited (the "Company") dated 29 February, 2008 (the "Prospectus").

附註：除本申請表格所界定者外，本申請表格所用的詞語及措辭與中國鐵建股份有限公司(「本公司」)於2008年2月29日刊發的招股說明書(「招股說明書」)所界定者具有相同涵義。

Staple your payment here
請將股款緊釘在此

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this Application Form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this Application Form.

香港聯合交易所有限公司(「香港聯交所」)及香港中央結算有限公司(「香港結算」)對本申請表格的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本申請表格全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

A copy of this Application Form, together with a copy of each of the WHITE and GREEN Application Forms, the Prospectus and the other documents specified in the paragraph headed "Documents Delivered to the Registrar of Companies" in "Appendix X – Documents delivered to the Registrar of Companies and Available for Inspection" in the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong. The Securities and Futures Commission (the "SFC") and the Registrar of Companies in Hong Kong take no responsibility as to the contents of any of these documents.

本申請表格連同各份白色及綠色申請表格、招股說明書及招股說明書「附錄十一送呈公司註冊處及備查文件」內「送呈公司註冊處的文件」一段所列的其他文件，已遵照《香港公司條例》第342C條的規定，於香港公司註冊處註冊。證券及期貨事務監察委員會(「證監會」)和香港公司註冊處對任何此等文件的內容概不負責。



中国铁建

China Railway Construction Corporation Limited
中國鐵建股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)

GLOBAL OFFERING

Number of Offer Shares under the Global Offering	:	1,706,000,000 H Shares (subject to adjustment and the Over-allotment Option) 1,961,900,000 H Shares (assuming the Over-allotment Option is exercised in full)
Number of Hong Kong Public Offer Shares	:	170,600,000 H Shares (subject to adjustment)
Number of International Offer Shares	:	1,535,400,000 H Shares (subject to adjustment and the Over-allotment Option) 1,791,300,000 H Shares (assuming the Over-allotment Option is exercised in full)
Maximum offer price	:	HK$10.70 per H Share (payable in full on application and subject to refund, plus brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%)
Nominal value	:	RMB1.00 per H share
Stock code	:	1186

全球發售

全球發售的發售股份數目	:	1,706,000,000股H股(可予調整及視乎超額配售權行使與否而定) 1,961,900,000股H股(假設全面行使超額配售權)
香港公開發售股份數目	:	170,600,000股H股(可予調整)
國際發售股份數目	:	1,535,400,000股H股(可予調整及視乎超額配售權行使與否而定) 1,791,300,000股H股(假設全面行使超額配售權)
最高發售價	:	每股H股10.70港元(須於申請時繳足並可予退還，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)
面值	:	每股H股人民幣1.00元
股份代號	:	1186

Application Form 申請表格

Applications will be accepted until 12:00 noon on Wednesday, 5 March, 2008.
You must read the conditions and instructions attached to this Application Form.
To be valid, you must complete all applicable parts of this form.
Please write clearly.

截止接受申請時間為2008年3月5日星期三中午十二時正。
閣下必須細閱本申請表格所附載的條件及指示。
本表格各適用部分必須全部填寫妥當，方為有效。

To: China Railway Construction Corporation Limited
CITIC Securities Corporate Finance (HK) Limited
Citigroup Global Markets Asia Limited
Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008)
DBS Asia Capital Limited
ICEA Securities Limited
China Everbright Securities (HK) Limited
First Shanghai Securities Limited
Guotai Junan Securities (Hong Kong) Limited
Shenyin Wanguo Capital (H.K.) Limited
Taifook Securities Company Limited
VC Brokerage Limited

I/We:

- **apply** for the number of Hong Kong Public Offer Shares set out below, on the terms and conditions of the Prospectus and this Application Form, and subject to the Articles of Association;
- **enclose** payment in full for the Hong Kong Public Offer Shares applied for, including 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee;
- **undertake and agree** to accept the Hong Kong Public Offer Shares applied for, or any lesser number allocated to me/us on this application;
- **declare** that this is the only application made and the only application intended by me/us to be made whether on a WHITE or YELLOW Application Form or by giving **electronic application instructions** to HKSCC or to the eIPO Service Provider under the White Form eIPO service (www.eipo.com.hk), to benefit me/us or the person for whose benefit I am/we are applying;
- **undertake and confirm** that I/we and the person for whose benefit I am/we are applying have not applied for, taken up or indicated an interest in, or received or been placed or allocated (including conditionally and/or personally) and will not apply for, take up or indicate an interest in any International Offer Shares under the International Offering;
- **understand** that this declaration and representation will be relied upon by the Company and the Joint Bookrunners in deciding whether or not to make any allotment of Hong Kong Public Offer Shares in response to this application;
- **authorize** the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of any Hong Kong Public Offer Shares to be allotted to me/us, and to deposit the relevant H Share certificate(s) directly into CCASS for the credit of my/our CCASS Investor Participant stock account or the stock account of my/our designated CCASS Participant as instructed by me/us;
- **request** that any refund cheque(s) be made payable to me or, in the case of joint applicants, to first-named of us in this Application Form; and (subject to the terms and conditions set out on the pages attached to this form) to send any refund cheque(s) by ordinary post at my/our own risk to the address given on this Application Form (except where I/we have applied for 1,000,000 or more Hong Kong Public Offer Shares and have indicated on this Application Form that I/we wish to collect any refund cheque(s) in person in accordance with the procedures prescribed in this Application Form and the Prospectus);
- **have read** the terms and conditions and application procedures set out on the pages attached to this Application Form and in the Prospectus and **agree** to be bound by them;
- **represent, warrant and undertake** that the allotment of or application for the Hong Kong Public Offer Shares to me/us or by me/us or for whose benefit this application is made would not require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong; and
- **agree** that this application, any acceptance of it and the resulting contract, will be governed by and construed in accordance with the laws of Hong Kong.

致： 中國鐵建股份有限公司
中信証券融資(香港)有限公司
花旗環球金融亞洲有限公司
麥格理證券股份有限公司(預計於2008年3月3日更名為麥格理資本證券股份有限公司)
星展亞洲融資有限公司
工商東亞證券有限公司
中國光大證券(香港)有限公司
第一上海證券有限公司
國泰君安證券(香港)有限公司
申銀萬國融資(香港)有限公司
大福證券有限公司
滙盈證券有限公司

本人／我們：

- 按照招股說明書及本申請表格的條款及條件，並在組織章程所載的各項規限下，申請以下數目的香港公開發售股份；
- 夾附申請香港公開發售股份所需的全數付款(包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)；
- 承諾及同意接納本人／我們根據本申請所申請的香港公開發售股份，或獲分配的任何較少數目的香港公開發售股份；
- 聲明此項申請乃為本人／我們的利益，或本人／我們所代表人士的利益以白色或黃色申請表格或向香港結算或根據白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示所作出及擬作出的唯一認購申請；
- 承諾及確認本人／我們及本人／我們為其利益作出申請的人士並無申請、接納或表示有意認購或收取或獲配售或分配(包括有條件及／或暫定)，亦不會申請、接納或表示有意認購國際發售的任何國際發售股份；
- 明白 貴公司及聯席賬簿管理人將倚賴本聲明及陳述，以決定是否就本申請配發任何香港公開發售股份；
- 授權 貴公司將香港結算代理人的名稱列入 貴公司股東名冊內，作為任何將配發予本人／我們的香港公開發售股份的持有人，並將有關H股股票直接存入中央結算系統，以寄存於本人／我們指示的中央結算系統投資者戶口持有人股份賬戶或本人／我們指定的中央結算系統參與者股份賬戶；
- 要求任何退款支票以本人或(倘屬聯名申請人)本申請表格內我們中排名首位者為抬頭人，並(在符合本表格隨附各頁所載的條款及條件的情況下)按本申請表格上所示地址以普通郵遞方式寄發任何退款支票，郵誤風險概由本人／我們自行承擔(除非本人／我們申請1,000,000股或以上的香港公開發售股份，並已於本申請表格上表明擬按本申請表格及招股說明書所述程序親自領取任何退款支票)；
- 已細閱本申請表格隨附各頁及招股說明書所載的條款、條件及申請手續，並同意受其約束；
- 聲明、保證及承諾向本人／我們或由本人／我們或為其利益而提出本申請的人士配發或申請香港公開發售股份，不會引致 貴公司須遵從香港以外任何地區的任何法律或規例的任何規定(不論是否具法律效力)；及
- 同意本申請、任何對本申請的接納以及因此訂立的合同，將受香港法律規管及按其詮釋。

Signed by (all) applicant(s) (all joint applicants must sign):
由(所有)申請人簽署(所有聯名申請人必須簽署)：

Date: 日期： ___ / ___ / ___
D 日 / M 月 / Y 年

For Broker use 此欄供經紀填寫 Lodged by 申請由以下經紀遞交				
Broker No. 經紀號碼				
Broker's Chop 經紀印章				

Warning:

- It is important that you read the conditions and application procedures overleaf
- You must sign this Application Form in writing (and not by way of personal chop), otherwise this application is liable to be rejected.
- You must complete this application in English unless as stated otherwise, otherwise the application is liable to be rejected
- Only one application may be made for the benefit of any person on a WHITE or YELLOW Application Form or by way of giving **electronic application instructions** to HKSCC or to the eIPO Service Provider under the **White Form eIPO** service (www.eipo.com.hk). Multiple or suspected multiple applications on WHITE and/or YELLOW Application Forms and/or by way of giving **electronic application instructions** to HKSCC or to the eIPO Service Provider, applications made by one applicant on either a WHITE or YELLOW Application Form or by way of giving **electronic application instructions** to HKSCC or to the eIPO Service Provider for more than 85,300,000 Hong Kong Public Offer Shares and applications where cheques or banker's cashier orders are dishonoured upon first presentation are liable to be rejected
- You may be prosecuted if you make a false declaration

警告

- 閣下必須細閱背頁的條件及申請手續。
- 閣下必須以書面方式(不得以個人印章方式)簽署本申請表格，否則申請會被拒絕受理。
- 閣下必須以英文填妥本申請(除非另有指明外)，否則申請會被拒絕受理。
- 僅限以白色或黃色申請表格或向香港結算或根據白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示以受益人身份作出一次申請。以白色及／或黃色申請表格及／或向香港結算或向eIPO服務供應商發出電子認購指示作出的重複或疑屬重複申請，由一名申請人以白色或黃色申請表格或向香港結算或向eIPO服務供應商發出電子認購指示提出認購超過85,300,000股香港公開發售股份的認購申請，及支票或銀行本票於首次過戶時不獲兌現的申請，均會被拒絕受理。
- 閣下如作出虛假聲明，可能會被檢控。

Number of Hong Kong Public Offer Shares applied for 申請香港公開發售股份數目		Cheque/banker's cashier order number 支票／銀行本票號碼	
Total amount of remittance 付款總額	HK$ 港元	Name of bank on which cheque/ banker's cashier order is drawn* 支票／銀行本票的付款銀行名稱*	

* Cheque and banker's cashier order should be crossed "Account Payee Only" and made payable to "HSBC Nominees (Hong Kong) Limited – CRCC Public Offer".
* 支票及銀行本票須以「只准存入抬頭人賬戶」方式劃線開出，並須註明抬頭人為「滙豐代理人（香港）有限公司－中國鐵建公開發售」。

To be completed in BLOCK letters in English in ink, except as stated otherwise. Joint applicants should give one address only.
除另有說明外，請用墨水筆或以正楷以英文正楷填寫。聯名申請人只須填寫一個地址。

Your name (in English) 英文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字
Your name (in Chinese) 中文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字

Your occupation (in English) 職業（以英文填寫）		Your Hong Kong Identity Card No./ Passport No./ Hong Kong Business Registration No.** (Please delete as appropriate) 閣下的香港身份證號碼／護照號碼／香港商業登記號碼**（請刪除不適用者）	
Names of all other joint applicants (in English) (if any) 所有其他聯名申請人的英文姓名／名稱（如有）	(1)	Hong Kong Identity Card No./ Passport No./ Hong Kong Business Registration No. of all other joint applicants** (Please delete as appropriate) 所有其他聯名申請人的香港身份證號碼／護照號碼／香港商業登記號碼**（請刪除不適用者）	(1)
	(2)		(2)
	(3)		(3)

Your address in English (Joint applicants should give the address of first-named applicant only) Only an address in Hong Kong will be accepted 地址（以英文填寫）（聯名申請人只須填寫排名首位申請人的地址）只接受香港地址	
	Telephone No. 電話號碼

For nominees : Please provide an account number or identification code for each (joint) beneficial owner.
由代名人遞交： 請填寫各（聯名）實益擁有人的賬戶號碼或識別編碼。

If you are a nominee and you do not complete this section, this application will be treated as being made for your own benefit.
如 閣下為代名人，而並無填妥本節，則是項申請將被視作為 閣下本身利益提出。

** (1) If you are a CCASS Investor Participant, please see paragraph 2 under the section "How to make your application" overleaf.
如 閣下屬中央結算系統投資者戶口持有人，請參閱背頁「申請手續」一節第2段。

(2) If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant): For an individual, you must provide your Hong Kong Identity Card number or passport number. If you hold a Hong Kong Identity Card, please provide that number. If you do not hold a Hong Kong Identity Card, please provide your passport number. For a body corporate, please provide your Hong Kong Business Registration number. The Hong Kong Identity Card/Passport/Hong Kong Business Registration number will be used for checking the validity of Application Forms and otherwise for processing the application for H Shares and such data would be transferred to a third party for the accomplishment of such purposes.
如 閣下透過指定的中央結算系統參與者（中央結算系統投資者戶口持有人除外）提出申請：如屬個別人士， 閣下必須填寫 閣下的香港身份證號碼或護照號碼。如 閣下持有香港身份證，請填寫香港身份證號碼；否則，請填寫護照號碼。如屬法人團體，請填寫香港商業登記號碼。香港身份證／護照／香港商業登記號碼將用於核實申請表格的有效性及處理H股的申請，為此，該等資料將轉交予第三方以供核實之用。

(3) Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you, may be printed on your refund cheque (if any). Such data will be used for checking the validity of application forms and such data would also be transferred to a third party for such purpose and refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.
閣下所提供的香港身份證號碼／護照號碼一部分，或如屬聯名申請人，則排名首位申請人的香港身份證號碼／護照號碼的一部分，或會列印在退款支票（如有）上。有關資料將用於核實申請表格的有效性，該等資料亦會轉交予第三方以供核實和退款之用。 閣下將退款支票兌現時，銀行或會要求查證 閣下的香港身份證號碼／護照號碼。未有準確填妥 閣下的香港身份證號碼／護照號碼，或會導致退款支票延遲兌現或退款支票無效。

☐ Applicants who have applied for 1,000,000 or more Hong Kong Public Offer Shares and wish to collect refund cheque(s) (where relevant) in person from the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on the date of collection of refund cheque(s) (where relevant) which is expected to be on Wednesday, 12 March, 2008, should mark '✓' in the box on the left.
凡申請1,000,000股或以上香港公開發售股份，並擬親身於領取退款支票（如適用）當日（預計為2008年3月12日星期三）前往本公司的H股過戶登記處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖）領取退款支票（如適用）的申請人，請在左方空格內填上「✓」號。

(4) All joint applicants must give (if they are individuals) their Hong Kong Identity Card numbers or, where applicable, passport numbers, or (if they are bodies corporate) their Hong Kong Business Registration numbers.
所有聯名申請人必須提供（如屬個別人士）其香港身份證號碼或護照號碼（如適用），或（如屬法人團體）其香港商業登記號碼。

ADDRESS LABEL 地址標貼

Please repeat your name(s) and address as set out above in BLOCK letters
請用正楷字母填寫上表所示姓名／名稱及地址

Name(s) 姓名／名稱
Address 地址

THIS BOX MUST BE DULY COMPLETED
此空格必須妥為填寫

Participant I.D. of the designated CCASS Participant or CCASS Investor Participant
指定中央結算系統參與者或中央結算系統投資者戶口持有人參與者編號

For designated CCASS Participant or Corporate CCASS Investor Participant, please also affix the company chop bearing its company name.
指定中央結算系統參與者或中央結算系統公司投資者戶口持有人請加蓋顯示公司名稱的公司印章。

(See paragraph 2 under section "How to make your application" overleaf)
（請參閱背頁「申請手續」一節第2段）

For Bank use 此欄供銀行填寫



中国铁建

China Railway Construction Corporation Limited
中國鐵建股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

全球發售

申請條件

甲. 申請人資格

1. 閣下作為申請人及 閣下為其利益提出申請的任何人士必須年滿十八歲或以上並須有香港地址。
2. 如 閣下為商號，有關申請必須以個別成員名義提出，而非以該商號名義申請。
3. 如 閣下為法人團體，申請須由獲正式授權的高級職員簽署，並須蓋上公司印章及註明其代表身份。
4. 聯名申請人的數目不得超過四名。
5. 除非獲《香港聯合交易所有限公司證券上市規則》(「香港上市規則」)批准，如 閣下或 閣下為其利益提出申請的任何人士為下列人士，則不得申請認購任何香港公開發售股份：
   - 本公司股份的現有實益擁有人；
   - 本公司或其任何子公司的行政總裁、董事或監事；
   - 以上任何人士的聯繫人(「聯繫人」一詞的定義見香港上市規則)；
   - 本公司的關連人士(定義見香港上市規則)或在緊隨全球發售完成後成為本公司關連人士的人士；
   - 美國人士(定義見規例S)，或中華人民共和國(不包括香港、澳門及台灣)的法人或自然人；或
   - 無香港地址的人士。

乙. 如 閣下為代名人

閣下作為代名人，方可以代名人身份提交多於一份香港公開發售股份申請，在此情況下 閣下可以下列方式提出申請：(i)透過中央結算系統向香港結算發出電子認購指示(如 閣下為中央結算系統參與者)，或(ii)使用白色或黃色申請表格作出申請，並以 閣下本身的名義代表不同的實益擁有人提交超過一份申請。

閣下必須在本申請表格上註有「由代名人遞交」一欄內填上各實益擁有人(或如屬聯名實益擁有人，則為每名該等實益擁有人)的：

- 賬戶號碼；或
- 其他識別編碼。

如 閣下未填妥上述資料，則申請將被視作為 閣下本身的利益而作出。作為代名人 閣下被視為已保證 閣下獲正式授權，代表有關實益擁有人簽署本申請表格，及同意按照下文已載及個人資料一節所載的條款披露實益擁有人的個人資料。

丙. 僅可為 閣下本身的利益提交一份申請

重複申請或疑屬重複申請將不獲受理。除 閣下為代名人並提供 閣下申請所需的資料外，如果 閣下或 閣下與聯名申請人作出以下事宜， 閣下的所有申請(包括香港結算代理人按電子認購指示提出的申請部分)即被視為重複申請而被拒絕受理：

- (無論個人或聯同他人)使用白色或黃色申請表格或透過中央結算系統向香港結算(如 閣下為中央結算系統投資者戶口持有人或透過一名中央結算系統結算或託管商參與者提出申請)或透過白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示提出超過一份申請；或
- (無論個人或聯同他人)同時以一份白色申請表格及一份黃色申請表格或以一份白色或黃色申請表格及向香港結算或向eIPO服務供應商發出電子認購指示提出申請；
- (無論個人或聯同他人)以一份白色或黃色申請表格或透過中央結算系統向香港結算(如 閣下為中央結算系統投資者戶口持有人或透過一名中央結算系統結算或託管商參與者提出申請)或透過白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示，申請認購香港公開發售初步可供公眾認購的H股50%(即85,300,000股H股，為每手500股H股的倍數)以上，或
- 已經申請或接納或表示有意認購，或已經獲得配售或將會獲得配售(包括有條件及／或暫時)國際發售的國際發售股份。

除上述者外，如果 閣下提交超過一份為 閣下的利益而提出的申請(包括香港結算代理人按電子認購指示提出的申請部分)，則 閣下的所有申請亦將被視為重複申請而被拒絕受理。如果由一家非上市公司提出申請，而

- 該公司唯一的業務是證券交易；及
- 閣下行使對該公司的法定控制權，

則該項申請將被視作為 閣下的利益而提交。

非上市公司指並無股本證券在香港聯交所上市的公司。

法定控制權指 閣下：

- *控制某公司董事會的構成，或*
- *控制某公司一半以上的表決權，或*
- *持有某公司一半以上已發行股本(不計任何無權獲得超出指定金額的溢利或股本分派的任何股本部分)。*

丁. 香港公開發售股份的分配－甲組及乙組

為進行分配，根據香港公開發售初步提呈以供認購的170,600,000股香港公開發售股份(經計及在香港公開發售及國際發售之間分配的任何發售股份數目的調整)將分為兩組：甲組(85,300,000股股份)及乙組(85,300,000股股份)。甲組的香港公開發售股份將公平分配予認購價為5,000,000港元或以下(並不包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)的香港公開發售股份的成功申請人。乙組的香港公開發售股份將公平分配予認購價為5,000,000港元以上但不超過乙組總值(並不包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)的香港公開發售股份的成功申請人。 閣下請注意，甲組和乙組的申請所獲分配的比例或會有所不同。倘其中一組(而非兩組)的香港公開發售股份出現認購不足的情況，則該組多出的香港公開發售股份將轉撥往另一組，以滿足另一組的需求並作相應的分配。 閣下僅可獲分配甲組或乙組而非兩組的香港公開發售股份。重複或疑屬重複申請以及超出85,300,000股香港公開發售股份的申請將不獲受理。香港公開發售僅根據所接獲的有效申請數目向香港公開發售的投資者分配香港公開發售股份(甲組及乙組)。分配基準或會視乎申請人有效申請的香港公開發售股份數目而有所不同。然而，香港公開發售股份的分配可能會因應情況進行抽籤，即部分申請人可能獲分配數目較其他申請相同數目香港公開發售股份的申請人為多的股份，而未中籤的申請人則可能不獲分配任何香港公開發售股份。

戊. 補充信息

如果刊發招股說明書的補充文件，已提交申請的申請人可能會亦可能不會(視乎補充文件所載信息而定)接獲他們可撤回申請的通知。如果申請人未獲通知，或申請人接獲通知後並未根據所通知的程序撤回申請，則所提交的一切申請將仍有效並可能獲接納。除上文所述者外，申請一經提交即不可撤回，且申請人將被視為根據經補充的招股說明書而作出申請。

己. 填妥及提交本申請表格的效用

閣下填妥並提交本申請表格，即表示 閣下(如屬聯名申請人，即各聯名申請人共同及個別)代表 閣下自己，或作為代理人或代名人及代表委託 閣下作為代理人或代名人的每位人士：

- 指示並授權本公司及／或聯席全球協調人(或其各自的代理人或代名人)代表 閣下簽署任何過戶表格、成交單據或其他文件，並根據組織章程的規定代表 閣下進行所有其他必要的事情，以致任何以香港結算代理人名義分配予 閣下的香港公開發售股份得以登記，並以其他方式使招股說明書和本申請表格中所述的各項安排得以進行；
- 承諾簽署所有文件並進行所有必要的事情，以及根據組織章程規定讓香港結算代理人登記為 閣下獲分配的香港公開發售股份的持有人；
- 確認 閣下已經收到及／或閱讀一份招股說明書，並在申請時只依賴招股說明書中包含的信息和陳述，且不會依賴除招股說明書的補充文件所載以外的任何其他信息和陳述；
- 同意本公司、聯席保薦人、聯席全球協調人、聯席簿記管理人、聯席牽頭經辦人、包銷商及其各自的任何董事、高級職員、員工、代理人或顧問及參與全球發售的任何其他各方，僅須對招股說明書、申請表格及招股說明書的任何補充文件所載的信息及陳述負責；
- 同意(在不影響 閣下可能享有的任何其他權利的前提下) 閣下的申請一經接納，則 閣下不得因無意作出失實陳述而撤銷申請，而除按招股說明書規定以外， 閣下不得撤銷申請；
- (倘申請是為 閣下自身的利益而提出)保證有關申請是為 閣下的利益以白色或黃色申請表格或透過中央結算系統向香港結算或透過白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示所作出的唯一申請；
- (倘申請是代理人代表 閣下提出)保證 閣下已經有效地、不可撤銷地向 閣下的代理人授予所有必要的權力和職權以提交本申請；
- (倘 閣下是其他人士的代理人)保證是項申請將會為或已經為該名人士的利益以白色或黃色申請表格或透過中央結算系統向香港結算或透過白表eIPO服務(www.eipo.com.hk)向eIPO服務供應商發出電子認購指示提交的唯一申請，且 閣下已獲正式授權作為該名人士的代理人簽署本申請表格；
- 承諾並確認 閣下(倘申請是為 閣下的利益作出)或 閣下為其利益作出申請的人士並無申請或接納或表示有意認購或已經接納或獲配售或配發(包括有條件地及／或暫時)國際發售的任何國際發售股份，亦將不會申請或接納或表示有意認購國際發售項下的任何國際發售股份，亦無以其他方式參與或將會參與國際發售；
- 保證 閣下申請中所載的信息均屬真實及準確；
- 同意向本公司、H股過戶登記處、收款銀行、聯席簿記管理人、聯席牽頭經辦人及其各自的顧問和代理人披露任何上述各方所需關於 閣下或 閣下為其利益而提出申請人士的個人資料或其他信息；
- 同意 閣下的申請、申請的任何接納及因此訂立的合同將受香港法律規管並按其詮釋；
- 承諾並同意接受所申請的香港公開發售股份，或 閣下申請獲分配的任何較少數量的香港公開發售股份；
- 授權本公司將香港結算代理人的名稱列入本公司的股東名冊中，作為分配給 閣下的任何香港公開發售股份的持有人，並授權本公司及／或本公司的代理人將任何H股股票直接存入中央結算系統，並將任何退款支票(如適用)以普通郵遞方式按申請表格上所填寫的地址寄予 閣下或(如屬聯名申請人)申請表格排名首位的申請人，郵誤風險由 閣下自行承擔(除非 閣下申請1,000,000股或以上的香港公開發售股份並在申請表格上表明， 閣下將親自領取退款支票(如適用)，在此情況下， 閣下可於2008年3月12日星期三上午九時正至下午一時正親臨香港中央證券登記有限公司領取 閣下的退款支票(如適用))；
- 明白本公司及聯席全球協調人及聯席牽頭經辦人將依賴上述聲明和陳述，以決定是否根據 閣下的申請分配任何香港公開發售股份， 閣下如作出虛假聲明，可能會被檢控；
- 如果香港以外的法律適用於 閣下的申請，則 閣下同意並保證， 閣下已遵守所有該等法律，且本公司、聯席保薦人、聯席全球協調人、聯席簿記管理人、聯席牽頭經辦人、包銷商及參與全球發售的其他各方，以及其各自的任何高級職員或顧問，概不會因接受 閣下的購買要約而違反香港以外的法律，或因 閣下在招股說明書中有關條款及條件的權利和責任而引發任何行動；
- 向本公司(代表本身及本公司各股東的利益)表示同意(而本公司一經全部或部分接納申請，包括香港結算代理人的申請，即視為本公司本身及代表本公司各股東表示同意)遵守及符合中國公司法、特別規定及組織章程；
- 向本公司及本公司各股東、董事、監事、經理及高級職員表示同意，而本公司本身及代表各董事、監事、經理及高級職員亦向本公司各股東表示同意，對於因組織章程或因中國公司法或其他有關法律及行政法規所授予或施加的任何權利或責任所引起有關本公司事務的一切分歧和索賠，按組織章程規定通過仲裁解決；而一旦訴諸仲裁，即視為授權仲裁機構舉行公開聆訊和公佈其裁決，且該等仲裁裁決為具決定性的最終裁決；
- 向本公司及本公司各股東表示同意本公司H股持有人可自由轉讓本公司H股；
- 授權本公司代表 閣下與本公司各董事、監事及高級職員訂立合同，根據該等合同，該等董事、監事及高級職員各自承諾遵守及符合組織章程規定其對股東負有的責任；
- (如 閣下為聯名申請人，則每名申請人共同及個別)同意 閣下獲分配的任何香港公開發售股份以香港結算代理人的名義登記，並直接存入香港結算設立的中央結算系統中，以寄存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下選擇本申請表格中所選擇指定的中央結算系統參與者的股份賬戶中；
- (如 閣下為聯名申請人，則每名申請人共同及個別)同意香港結算和香港結算代理人各自保留其絕對酌情權利(i)不接受以香港結算代理人名義分配予 閣下的任何或部分香港公開發售股份，或不接受該等香港公開發售股份寄存於中央結算系統，(ii)使該等香港公開發售股份從中央結算系統中提取，轉移到 閣下的名下(或如 閣下為聯名申請人，則轉移到申請表格上排名首位的申請人名下)，風險和費用由 閣下自行承擔；及(iii)使該等香港公開發售股份以 閣下的名義發行(或如 閣下為聯名申請人，則以申請表格上排名首位的申請人的名義發行)，且在此情況下，將該等香港公開發售股份的股票以普通郵遞方式寄往本申請表格中的地址，郵誤風險由 閣下自行承擔，或提供 閣下領取；
- (如 閣下為聯名申請人，則每名申請人共同及個別)同意香港結算和香港結算代理人均可以調整配發予 閣下及以香港結算代理人名義發行的香港公開發售股份數目；
- (如 閣下為聯名申請人，則每名申請人共同及個別)同意香港結算或香港結算代理人對招股說明書和本申請表格中沒有包含的信息和陳述概不承擔任何責任；
- (如 閣下為聯名申請人，則每名申請人共同及個別)同意香港結算或香港結算代理人對 閣下概不承擔任何責任；
- 聲明並保證 閣下明白H股並無且將來也不會根據美國證券法進行登記，且 閣下在填寫申請表格時身處美國境外(定義見美國證券法規例S)或為美國證券法規例S第902條第(h)(3)段所述人士；
- 確認 閣下完全明白本公司註冊股本包括A股及H股，H股持有人應擁有與A股持有人相同的權利，若干H股持有人享有的權利除外；
- 同意 閣下的申請、申請的任何接納及因此訂立的合同將受香港法律規管並按其詮釋；及
- 確認並同意 閣下並沒有依賴在香港交易及結算所有限公司網站上公佈的資料集或有關本公司A股發售的公佈所載的資料，而本公司、聯席保薦人、聯席全球協調人、聯席簿記管理人、聯席牽頭經辦人、包銷商及其各自的任何董事、高級職員、員工、代理人或顧問並未就該等資料的準確性及完整性作出任何明示或暗示陳述或保證，並明確表示概不承擔任何及所有有關該等資料或因該等資料的任何遺漏或不準確或誤導所產生的責任。

本公司、聯席保薦人、聯席全球協調人、聯席簿記管理人、聯席牽頭經辦人、包銷商、參與全球發售的其他各方及其各自的董事、高級職員、員工、合作夥伴、代理人及顧問均有權依賴 閣下於本申請中所作的任何保證、陳述或聲明。倘申請乃由聯名申請人所作出，所有由聯名申請人所作出、表示或承擔或施加於聯名申請人的保證、陳述、聲明及責任將被視為由申請人共同及個別作出、表示及承擔以及共同及個別施加於申請人。

庚. 授權書

如 閣下透過正式授權的代理人以有效的授權書提出申請，本公司及作為本公司的代理人的聯席簿記管理人(或其各自的代理人及代名人)可酌情在該申請符合其認為合適的任何條件(包括出示 閣下代理人的授權證明)的情況下接納 閣下的申請。本公司及作為本公司代理人的聯席簿記管理人可全權決定全部或部分拒絕或接受任何申請，而毋須申述任何理由。

辛. 釐定發售價

發售價預期由聯席全球協調人(代表包銷商)及本公司於2008年3月6日星期四或該日前後協定，而無論如何不遲於2008年3月11日星期二。申請香港公開發售股份的申請人於申請時須支付每股香港公開發售股份的最高發售價10.70港元，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。倘發售價低於10.70港元，則有關款項將獲退還。本公司將於2008年3月7日星期五於南華早報(以英文)及香港經濟日報(以中文)刊登所釐定的發售價。聯席全球協調人(代表包銷商及經本公司同意)可於遞交香港公開發售申請最後日期早上或之前隨時調低發售股份數目及／或指示發售價範圍至低於招股說明書所述者(即每股香港公開發售股份9.93港元至10.70港元)。在此情況下，本公司將會不遲於遞交香港公開發售申請最後日期早上在南華早報(以英文)及香港經濟日報(以中文)刊登調低發售股份數目及／或指示發售價範圍的公佈。申請人應注意，有關調低發售股份數目及／或指示發售價範圍的任何公佈可能須至遞交申請最後日期當日方會刊登。倘申請人於遞交香港公開發售申請的最後日期前已遞交香港公開發售股份的申請，則即使發售股份數目及／或指示發售價範圍被調低，該等申請其後亦不得撤回。

香港公開發售股份的配發

香港公開發售的分配結果，以及成功申請人的香港身份證／護照／香港商業登記號碼(如適用)，將透過以下渠道公佈：

- 可於2008年3月12日星期三在本公司網站(www.crcc.cn)和聯交所網站(www.hkex.com.hk)刊登的公佈查閱香港公開發售的分配結果；
- 可於2008年3月12日星期三上午八時正起至2008年3月18日星期二午夜十二時正止期間二十四小時瀏覽本公司的香港公開發售網頁(網址 www.iporesults.com.hk)查閱分配結果，用戶須輸入其申請表格上提供的香港身份證／護照／香港商業登記號碼以查閱其各自的分配結果；
- 可致電本公司的香港公開發售分配結果查詢熱線查詢分配結果。申請人可於2008年3月12日星期三至2008年3月15日星期六上午九時正至晚上十時正，致電2862 8669查詢其申請是否成功及獲分配的香港公開發售股份數目(如有)；
- 可於2008年3月12日星期三至2008年3月14日星期五止期間，在各分行及支行的營業時間內，於所有收款銀行指定分行及支行查閱載有分配結果的特備分配結果名冊。有關地址載於招股說明書「如何申請認購香港公開發售股份」一節「3. 索取招股說明書和申請表格的地點」。

倘 閣下成功申請認購香港公開發售股份(全部或部分)

如 閣下的申請全部或部分獲接納， 閣下的H股股票(倘香港公開發售成為無條件及並無終止，股票於2008年3月13日星期四上午八時正方成為有效的所有權證書)將以香港結算代理人名義發行，並按 閣下在申請表格的指示於2008年3月12日星期三營業時間結束時或(倘出現變故)於香港結算或香港結算代理人決定的任何其他日期直接存入中央結算系統，以寄存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者股份賬戶。

- **倘 閣下透過指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)提出申請**，香港公開發售股份將寄存於 閣下指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)股份賬戶， 閣下可向該中央結算系統參與者查詢 閣下所獲配發的香港公開發售股份數目。
- **倘 閣下以中央結算系統投資者戶口持有人身份提出申請**
  本公司預期於2008年3月12日星期三按招股說明書「如何申請認購香港公開發售股份」一節「10. 分配結果」及「11. 寄發／領取H股股票及退還申請股款」一段所述方式刊登中央結算系統投資者戶口持有人的申請結果及香港公開發售的結果。 閣下應查核本公司刊登的公佈，如有任何差異，須於2008年3月12日星期三下午五時正或香港結算或香港結算代理人決定的該等其他日期前知會香港結算。緊隨香港公開發售股份存存於 閣下的股份賬戶後， 閣下可透過中央結算系統「結算通」電話系統及中央結算系統互聯網系統(根據不時生效的香港結算「投資者戶口持有人操作簡介」所載程序)查核 閣下的新賬戶結餘。香港結算亦會向 閣下提供一份交易結單，列出存存於 閣下股份賬戶的香港公開發售股份數目。

本公司將不會發出臨時所有權文件。H股股票僅在香港公開發售成為無條件且於2008年3月13日星期四上午八時正並無根據其條款被終止的情況下方會成為有效所有權證書。本公司將不會就繳交申請款項發出收據。如發售價較 閣下支付的每股香港公開發售股份股價為低，則多收的申請股款(包括因該多收款項而收取的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)將不計利息退還予 閣下。

閣下不獲配發香港公開發售股份的情況

閣下可能因下列情況而不獲配發香港公開發售股份：

1. **本公司或其代理人可全權酌情決定拒絕或接納 閣下的申請**
   本公司及聯席全球協調人(作為本公司的代理人)及eIPO服務供應商或其各自的代理人和代名人可全權酌情決定全部或部分拒絕或接納任何認購申請，而毋須就此解釋原因。
2. **如 閣下的申請被撤回或撤回**
   本申請表格一經填妥並交回，即表示 閣下同意由香港結算代理人代表 閣下作出的申請不得在2008年3月29日星期六或之前撤回，而這將成為與本公司訂立的附屬合同，在 閣下遞交申請表格後即具有約束力。根據該附屬合同，本公司同意，除按招股說明書所述任何一項程序外，不會於2008年3月29日星期六或之前向任何人士發售任何香港公開發售股份。
   只有在根據公司條例第40條(按公司條例第342E條適用)對招股說明書負責的人士根據該條發出公告，免除或限制其對招股說明書所負責任的情況下， 閣下方能在2008年3月29日星期六或之前撤銷由香港結算代理人代表 閣下作出的申請。
   如果刊發招股說明書任何補充文件，已提交申請的申請人可能會亦可能不會(視乎補充文件所載內容而定)接獲他們可撤回申請的通知。如果申請人未接獲通知，或申請人接獲通知後並未根據所通知的程序撤回申請，則所提交的一切申請將仍有效並可能獲接納。除上文所述者外，申請一經提交即不可撤回，且申請人將被視為根據經增補的招股說明書而作出申請。
   由香港結算代理人代表 閣下作出的申請一經接納，即不可撤回或撤銷。就此而言，在報章公佈分配結果即構成對申請的接納，且不可撤回。如果有關分配基準受若干條件規限或訂明以抽籤形式分配，則申請獲接納與否視乎有關條件是否達成或抽籤結果而定。
3. **如香港公開發售股份的配發為無效**
   如果香港聯交所上市委員會在下列期間未批准H股上市，則配發給 閣下或香港結算代理人的香港公開發售股份(如有)將無效：
   - 由截止辦理認購申請登記起計三個星期內，或
   - 如果香港聯交所上市委員會在截止辦理認購申請登記後三個星期內通知本公司延長有關期間，則最多在截止辦理申請登記起計六個星期內。

- within three weeks from the closing of the application lists; or
- within a longer period of up to six weeks if the Listing Committee of the Hong Kong Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists.

4. **You made applications under the Hong Kong Public Offering as well as the International Offering**
   Your application will be rejected if
   - you make multiple applications or suspected multiple applications; or
   - you or the person for whose benefit you are applying have applied for or taken up, or indicated an interest for or have been or will be placed or allocated (including conditionally and/or provisionally) Offer Shares in International Offering.

   By filling in this Application Form you agree not to apply for International Offering Shares. Reasonable steps will be taken to identify and reject applications under the Hong Kong Public Offering from investors who have received International Offering Shares in the International Offering and to identify and reject indications of interest in the International Offering from investors who have received Hong Kong Public Offer Shares in the Hong Kong Public Offering.
5. **Incorrect payment**
   You will not receive any allocation of Hong Kong Public Offer Shares if your payment is not made correctly
6. **If your application or HKSCC Nominees' application is not accepted**
   Your application or HKSCC Nominees' application will not be accepted if:
   - either of the Hong Kong Underwriting Agreement or the International Purchase Agreement does not become unconditional; or
   - either of the Hong Kong Underwriting Agreement or the International Purchase Agreement is terminated in accordance with their respective terms.
7. **Applicant on Form not filled in correctly**
   Your application will be rejected if your Application Form is not completed correctly in accordance with the instructions.
8. **Dishonoured cheque or banker's cashier order**
   Your application will be rejected if you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation.
9. **If you apply for more than 50% of the Hong Kong Public Offer Shares**
   Your application will be rejected if you apply for more than 50% of the Hong Kong Public Offer Shares (i.e. 85,300,000 H Shares, being a multiple of board lots of 500 shares) initially being offered under the Hong Kong Public Offering

Refund of your money

If you do not receive any Hong Kong Public Offer Shares for any of the above reasons, the Company will refund to you your application monies (including the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee). No interest will be paid thereon. If your application is accepted only in part, the Company will refund to you the appropriate portion of your application monies (including the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) without interest. If the Offer Price as finally determined is less than the maximum offer price of HK$10.70 per H Share paid on application, the Company will refund to you the surplus application monies together with the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee attributable to the surplus application monies, without interest.

All refunds will be by cheque crossed "Account Payee Only", and made out to you, or, if you are a joint applicant, to the first-named applicant on your Application Form. Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.

If you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated on your Application Form that you wish to collect your refund cheque(s) (if any) in person, you may collect it from:

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the newspapers as the date of collection of refund cheques/despatch of H Share certificates. The date of collection is expected to be Wednesday, 12 March 2008

If you are an individual who opts for personal collection you must not authorize any other person to make collection on your behalf. You must produce evidence of identity (which must be acceptable to Computershare Hong Kong Investor Services Limited) for collection of your refund cheque(s). If you are a corporate applicant and opt for personal collection you must attend by your authorized representative bearing a letter of authorization from your corporation stamped with your corporation's chop. Such authorized representative must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your refund cheque(s) personally within the time specified for collection, it/they will be despatched to you by ordinary post to the address on this Application Form at your own risk.

If you have applied for less than 1,000,000 Hong Kong Public Offer Shares or you have applied for 1,000,000 Hong Kong Public Offer Shares or more but have not indicated on your Application Form that you wish to collect your refund cheque in person, your refund cheque will be sent to the address on

Personal Data

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on December 20, 1996. This Personal Information Collection Statement informs the applicant for and holder of the H Shares of the policies and practices of the Company and its H Share Registrar in relation to personal data and the Ordinance.

1. **Reasons for the collection of your personal data**
   From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company or its agents and the H Share Registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the registrars.
   Failure to supply the requested data may result in your application for securities being rejected, or in delay or the inability of the Company or its H Share Registrar to effect transfers or otherwise render their services. It may also prevent or delay registration of transfers of the Hong Kong Public Offer Shares which you have successfully applied for and/or the despatch of H Share Certificate(s) and/or the despatch or encashment of refund cheque(s) to which you are entitled.
   It is important that holders of securities inform the Company and the H Share Registrar immediately of any inaccuracies in the personal data supplied.
2. **Purposes**
   The personal data of the applicants and the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:
   - processing of your application and refund cheque, where applicable, and verification of compliance with the terms and application procedures set out in this Application Form and the Prospectus and announcing results of allocations of Hong Kong Public Offer Shares;
   - enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere,
   - registering new issues or transfers into or out of the names of holders of securities including, where applicable, HKSCC Nominees;
   - maintaining or updating the register of holders of securities of the Company;
   - conducting or assisting the conduct of signature verifications, any other verification or exchange of information;
   - establishing benefit entitlements, such as dividends, rights issues and bonus issues etc.,
   - distributing communications from the Company and its subsidiaries,
   - compiling statistical information and shareholder profiles;
   - making disclosures as required by laws, rules or regulations;
   - disclosing relevant information to facilitate claims on entitlements, and
   - any other incidental or associated purposes relating to the above and/or to enable the Company and the H Share Registrar to discharge their obligations to holders of securities and/or regulators and/or any other purposes to which the holders of securities may from time to time agree.
3. **Transfer of personal data**
   Personal data held by the Company and its H Share Registrar relating to the holders of securities will be kept confidential but the Company and its H Share Registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the holders of securities to, from or with any and all of the following persons and entities:
   - the Company or its appointed agents such as financial advisers and receiving bankers;
   - where applicants for securities request deposit into CCASS, HKSCC or HKSCC Nominees, who will use the personal data for the purposes of operating CCASS;
   - any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company or the H Share registrar in connection with the operation of their respective business;
   - any statutory, regulatory or governmental bodies (including the Hong Kong Stock Exchange and the SFC); and
   - any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers etc.
4. **Access to and correction of personal data**
   The Ordinance provides the holders of securities with rights to ascertain whether the Company or the H Share Registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the H Share Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and kinds of data held should be addressed to the Company at its registered address disclosed in the "Corporate Information" section in the prospectus or as notified from time to time in accordance with applicable law, for the attention of the Company Secretary or (as the case may be) the H Share Registrar for the attention of the privacy compliance officer

By signing this Application Form, you agree to all of the above.

How to make your application

1. Use the table set out below to calculate how much you must pay for the number of Hong Kong Public Offer Shares you want to subscribe for. Your application must be for a minimum of 500 Hong Kong Public Offer Shares. Applications must be in one of the numbers set out in the table below. No application for any other number of Hong Kong Public Offer Shares will be considered and any such application is liable to be rejected. The table also sets out the total amount payable for such multiples of Hong Kong Public Offer Shares up to 85,300,000 Hong Kong Public Offer Shares. On application, you must pay the maximum offer price of HK$10.70 per Hong Kong Public Offer Share, plus 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee. The table below sets out the total amount payable for certain numbers of the Hong Kong Public Offer Shares.
2. You, as the applicant(s), must complete the form as indicated below and sign on the first page of the application form. Only written signatures will be accepted.
   If you are applying through a designated CCASS participant (other than a CCASS investor participant):
   - the designated CCASS participant must endorse the form with its company chop (bearing its company name) and insert its participant I.D. in the appropriate box.

   If you are applying as an individual CCASS investor participant:
   - the form must contain your NAME and Hong Kong I.D. Card number;
   - your participant I.D. must be inserted in the appropriate box.

   If you are applying as a joint individual CCASS investor participant:
   - the form must contain all joint investor participants' NAMES and the Hong Kong I.D. Card number of all joint investor participants;
   - your participant I.D. must be inserted in the appropriate box

   If you are applying as a corporate CCASS investor participant:
   - the form must contain your company NAME and Hong Kong Business Registration number;
   - your participant I.D. and your company chop (bearing your company name) must be inserted in the appropriate box.

   Incorrect or omission of details of the CCASS Participant (including participant I.D. and/or company chop bearing its company name) or other similar matters may render your application invalid.
3. **Staple your cheque or banker's cashier order to this Application Form. You must pay for the Hong Kong Public Offer Shares applied for by one cheque or by one banker's cashier order.**
   Each application must be accompanied by either one separate cheque or one separate banker's cashier order.
   If you pay by cheque, the cheque must:
   - be in Hong Kong dollars;
   - be drawn on your Hong Kong dollar bank account in Hong Kong;
   - show your account name. This name must either be pre-printed on the cheque, or be endorsed on the back by a person authorized by the bank. This account name must correspond with your name. If it is a joint application, the account name must be the same as the name of the first-named applicant;
   - be payable to "HSBC Nominees (Hong Kong) Limited – CRCC Public Offer";
   - be crossed "Account Payee Only",
   - each application must be accompanied by either a separate cheque or banker's cashier order; and
   - the cheque must not be post-dated.

   Your application will be rejected if your cheque
   - does not meet all these requirements, or
   - is dishonoured upon its first presentation.

   If you pay by banker's cashier order:
   - the banker's cashier order must be in Hong Kong dollars;
   - you must purchase the banker's cashier order from licensed banks in Hong Kong, and have your name certified on the back by a person authorized by the bank. The name on the banker's cashier order and the name on the Application Form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named applicant,
   - the banker's cashier order must be made payable to "HSBC Nominees (Hong Kong) Limited – CRCC Public Offer";
   - the banker's cashier order must be crossed "Account Payee Only"; and
   - the banker's cashier order must not be post-dated.

   Your application may be rejected if your banker's cashier order does not meet all these requirements.
4. Tear off the Application Form, fold it once and lodge it in one of the special collection boxes at any of the branches of Bank of China (Hong Kong) Limited, Standard Chartered Bank (Hong Kong) Limited, The Hongkong and Shanghai Banking Corporation Limited and Industrial and Commercial Bank of China (Asia) Limited

   (a) **Bank of China (Hong Kong) Limited**

Hong Kong Island:	Bank of China Tower Branch	3/F, 1 Garden Road
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	401 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
	North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point
Kowloon:	Mong Kok Branch	589 Nathan Road, Mong Kok
	Diamond Hill Branch	G107, Plaza Hollywood, Diamond Hill
	Whampoa Garden Branch	Shop G8B Site 1, Whampoa Garden, Hung Hom
New Territories:	Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Shatin
	East Point City Branch	Shop 101, East Point City, Tseung Kwan O
	Castle Peak Road (Tsuen Wan) Branch	201 207 Castle Peak Road, Tsuen Wan

   (b) **Standard Chartered Bank (Hong Kong) Limited**

Hong Kong Island:	Central Branch	Shop no. 16, G/F and Lower G/F, New World Tower 16-18 Queen's Road Central, Central
	Causeway Bay Branch	G/F, Yee Wah Mansion, 38-40A Yee Wo Street, Causeway Bay
	Aberdeen Branch	Shop 4A, G/F, Aberdeen Centre Site 5, No 6 Nam Ning Street, Aberdeen
Kowloon:	Tsimshatsui Branch	G/F, 10 Granville Road, Tsimshatsui
	Cheung Sha Wan Branch	828 Cheung Sha Wan Road, Cheung Sha Wan
New Territories:	City One Shatin Branch	Shop 30-33 G/F Ngan Shing Commercial Centre, City One Shatin

   (c) **The Hongkong and Shanghai Banking Corporation Limited**

Hong Kong Island:	Hong Kong Office	1 Queen's Road Central, HK
	Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing, HK
	Des Voeux Road Central Branch	China Insurance Group Bldg, 141 Des Voeux Road Central, HK
	Des Voeux Road West Branch	Western Centre, 40-50 Des Voeux Road West, HK
Kowloon:	Mong Kok Branch	673 Nathan Road, Mong Kok, KLN
	Kwun Tong Branch	No. 1, Yue Man Square, Kwun Tong, KLN
	Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui, KLN
	Telford Gardens Branch	Shop Unit P16, Blk G, Telford Plaza I, Kowloon Bay, KLN
New Territories:	Citylink Plaza Branch	Shops 38-46, Citylink Plaza, Shatin Station Circuit, Sha Tin, NT
	Yuen Long Branch	G/F HSBC Building, Yuen Long, [illegible] Castle Peak Rd, Yuen Long, NT

   (d) **Industrial and Commercial Bank of China (Asia) Limited**

Hong Kong Island:	Queen's Road Central Branch	122-126 Queen's Road Central, Central
	Sheung Wan Branch	Shop F, G/F, Kai Tak Commercial Building, 317-319 Des Voeux Road Central, Sheung Wan
	Wanchai Branch	117-123 Hennessy Road, Wan Chai
Kowloon:	Mei Foo Branch	Shop N45A, 1/F, Mount Sterling Mall, Mei Foo Sun Chuen
	Kwun Tong Branch	G/F, Leader Centre, 51 Hoi Yuen Road, Kwun Tong
New Territories:	Sha Tsui Road Branch	Shop 4, G/F, Chung On Building, 297-313 Sha Tsui Road, Tsuen Wan

5. Your Application Form can be lodged at these times

Friday, 29 February, 2008	–	**9:00 a.m. to 4:30 p.m.**
Saturday, 1 March, 2008	–	**9:00 a.m. to 1:00 p.m.**
Monday, 3 March, 2008	–	**9:00 a.m. to 4:30 p.m.**
Tuesday, 4 March, 2008	–	**9:00 a.m. to 4:30 p.m.**
Wednesday, 5 March, 2008	–	**9:00 a.m. to 12:00 noon**

6. The latest time for lodging your application is **12:00 noon on Wednesday, 5 March 2008**. The application lists will be open between 11:45 a.m. and 12:00 noon on that day, subject only to the weather conditions. The application lists will not be open if there is:
   - a tropical cyclone warning signal number 8 or above, or
   - a "black" rainstorm warning signal

   in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Wednesday, 5 March 2008. Instead they will be open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force at any time between 9:00 a.m. and 12:00 noon.
   Business day means a day that is not a Saturday, Sunday or a public holiday in Hong Kong
7. The right is reserved to present all or any remittance for payment. However, your cheque or banker's cashier order will not be presented for payment before 12:00 noon on Wednesday, 5 March 2008. The Company will not give you a receipt for your payment. The Company will keep any interest accrued on your application monies. The right is also reserved to retain any H Share certificates and/or any surplus application monies or refunds pending clearance of your cheque or banker's cashier order

NUMBER OF SHARES THAT MAY BE APPLIED FOR AND PAYMENTS

No. of Hong Kong Public Offer Shares applied for	Amount payable on application (HK$)	No. of Hong Kong Public Offer Shares applied for	Amount payable on application (HK$)	No. of Hong Kong Public Offer Shares applied for	Amount payable on application (HK$)	No. of Hong Kong Public Offer Shares applied for	Amount payable on application (HK$)
500	5,403.98	25,000	270,199.08	450,000	4,863,583.35	8,000,000	86,463,704.00
1,000	10,807.97	30,000	324,238.89	500,000	5,403,981.50	9,000,000	97,271,667.00
1,500	16,211.94	35,000	378,278.71	600,000	6,484,777.80	10,000,000	108,079,630.00
2,000	21,615.93	40,000	432,318.52	700,000	7,565,574.10	20,000,000	216,159,260.00
2,500	27,019.91	45,000	486,358.34	800,000	8,646,370.40	30,000,000	324,238,890.00
3,000	32,423.89	50,000	540,398.15	900,000	9,727,166.70	40,000,000	432,318,520.00
3,500	37,827.87	60,000	648,477.78	1,000,000	10,807,963.00	50,000,000	540,398,150.00
4,000	43,231.85	70,000	756,557.41	1,500,000	16,211,944.50	60,000,000	648,477,780.00
4,500	48,635.84	80,000	864,637.04	2,000,000	21,615,926.00	70,000,000	756,557,410.00
5,000	54,039.82	90,000	972,716.67	2,500,000	27,019,907.50	80,000,000	864,637,040.00
6,000	64,847.78	100,000	1,080,796.30	3,000,000	32,423,889.00	85,300,000[1]	921,919,243.90
7,000	75,655.75	150,000	1,621,194.45	3,500,000	37,827,870.50		
8,000	86,463.70	200,000	2,161,592.60	4,000,000	43,231,852.00		
9,000	97,271.67	250,000	2,701,990.75	4,500,000	48,635,833.50		
10,000	108,079.63	300,000	3,242,388.90	5,000,000	54,039,815.00		
15,000	162,119.45	350,000	3,782,787.05	6,000,000	64,847,778.00		
20,000	216,159.26	400,000	4,323,185.20	7,000,000	75,655,741.00		

[1] Maximum number of Hong Kong Public Offer Shares you may apply for.



中国铁建

China Railway Construction Corporation Limited

中國鐵建股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Conditions of your application

A. Who can apply

1. You, the applicant(s), and any person(s) for whose benefit you are applying, must be 18 years of age or older and must have a Hong Kong address
2. If you are a firm, the application must be in the names of the individual members, not the firm's name
3. If you are a body corporate, the application form must be signed by a duly authorized officer, who must state his or her representative capacity
4. The number of joint applicants may not exceed four
5. Save under the circumstances permitted by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"), you cannot apply for any Hong Kong Public Offer Shares if you are or any person(s) for whose benefit you are applying is/are
   - an existing beneficial owner of shares in the Company;
   - the chief executive, a director or a supervisor of the Company or any of its subsidiaries,
   - an associate of any of the above (as "associate" is defined in the Hong Kong Listing Rules),
   - a connected person (as defined in the Hong Kong Listing Rules) of the Company or a person who will become a connected person of the Company immediately upon completion of the Global Offering,
   - a United States person (as defined in Regulation S), or a legal or natural person of the People's Republic of China (other than Hong Kong, Macau and Taiwan), or
   - a person who does not have a Hong Kong address

B. If you are a nominee

You may make more than one application for the Hong Kong Public Offer Shares if and only if you are a nominee, in which case you may make an application as a nominee by (i) giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Participant); or (ii) using a WHITE or YELLOW Application Form, and lodge more than one application in your own name if each application is made on behalf of different beneficial owners.

In the box on this Application Form marked "For nominees", you must include

- an account number; or
- some other identification code

for each beneficial owner or, in the case of joint beneficial owners, for each such beneficial owner If you do not include this information, the application will be treated as being made for your own benefit. As a nominee, you are deemed to have warranted that you are duly authorized to sign this Application Form on behalf of the relevant beneficial owner and agreed to disclose personal data relating to such beneficial owner on the term set out in section F and the section under Personal Data

C. Lodge only one application for your benefit

Multiple applications or suspected multiple applications will be rejected. Except where you are a nominee and provide the information required to be provided in your application, all of your applications (including the part of the application made by HKSCC Nominees acting on electronic application instructions) will be rejected as multiple applications if you, or you and joint applicant(s) together:

- make more than one application (whether individually or jointly) on a WHITE or YELLOW Application Form or by giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Clearing Participant or Custodian Participant) or to the eIPO Service Provider via the White Form eIPO service (www.eipo.com.hk); or
- both apply (whether individually or jointly) on one WHITE Application Form and one YELLOW Application Form or on one WHITE or YELLOW Application Form and give electronic application instructions to HKSCC or to the eIPO Service Provider,
- apply on one WHITE or YELLOW Application Form (whether individually or jointly) or by giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Clearing Participant or Custodian Participant) or to the eIPO Service Provider via the White Form eIPO service (www.eipo.com.hk) for more than 50% of the H Shares (i.e. 85,300,000 H Shares, being a multiple of board lots of 500 H Shares) initially being offered for public subscription under the Hong Kong Public Offering, or
- have applied for or taken up, or indicated an interest in, or have been or will be placed (including conditionally and/or provisionally) International Offering Shares under the International Offering.

Save as referred to above, all of your applications will also be rejected as multiple applications if more than one application is made for your benefit (including the part of the application made by HKSCC Nominees acting on electronic application instructions) If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company,

then the application will be treated as being made for your benefit.

Unlisted company *means a company with no equity securities listed on the Hong Kong Stock Exchange*

Statutory control *means you*

- *control the composition of the board of directors of a company, or*
- *control more than half of the voting power of a company; or*
- *hold more than half of the issued share capital of a company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

D. Allocation of Hong Kong Public Offer Shares – Pools A and B

The 70,600,000 Hong Kong Public Offer Shares initially being offered for subscription under the Hong Kong Public Offering (after taking into account of any adjustment in the number of Offer Shares allocated between the Hong Kong Public Offering and the International Offering) will be divided into two pools for allocation purposes: 85,300,000 Shares in Pool A and 85,300,000 Shares in Pool B The Hong Kong Public Offer Shares in Pool A will be allocated on an equitable basis to successful applicants who have applied for Hong Kong Public Offer Shares with a total subscription amount (excluding 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) of HK$5,000,000 or less. The Hong Kong Public Offer Shares in Pool B will be allocated on an equitable basis to successful applicants who have applied for Hong Kong Public Offer Shares with a total subscription amount (excluding 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) of more than HK$1,000,000 and up to the total value of Pool B. You should be aware that applications in Pool A and applications in Pool B are likely to receive different allocation ratios If Hong Kong Public Offer Shares in one pool (but not both pools) are under-subscribed, the surplus Hong Kong Public Offer Shares in that pool will be transferred to the other pool to satisfy demand in that other pool and be allocated accordingly. You can only receive an allocation of Hong Kong Public Offer Shares from either Pool A or Pool B but not from both pools Multiple or suspected multiple applications and any application for more than 85,300,000 Hong Kong Public Offer Shares are liable to be rejected. Allocation of Hong Kong Public Offer Shares to investors under the Hong Kong Public Offering, both in relation to Pool A and Pool B, will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary, depending on the number of Hong Kong Public Offer Shares validly applied for by applicants, although the allocation of Hong Kong Public Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Public Offer Shares and those applicants who are not successful in the ballot may not receive any Hong Kong Public Offer Shares.

E. Supplemental information

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

F. Effect of completing and submitting this Application Form

By completing and submitting this Application Form, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- **instruct and authorize** the Company and/or the Joint Global Coordinators (or their respective agents or nominees) to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect registration of any Hong Kong Public Offer Shares allocated to you in the name of HKSCC Nominees as required by the Articles of Association and otherwise to give effect to the arrangements described in the Prospectus and this Application Form;
- **undertake** to sign all documents and to do all things necessary to enable HKSCC Nominees to be registered as the holder of the Hong Kong Public Offer Shares allocated to you, and as required by the Articles of Association,
- **confirm** that you have received and/or read a copy of the Prospectus and have only relied on the information and representations contained in the Prospectus in making your application, and will not rely on any other information and representations save as set out in any supplement to the Prospectus;
- **agree** that the Company, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Underwriters and any of their respective directors, officers, employees, agents or advisers and any other parties involved in the Global Offering are liable only for the information and representations contained in the Prospectus, the Application Forms and any supplement to the Prospectus;
- **agree** (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation and you may not revoke it other than as provided in the Prospectus,
- (if the application is made for your own benefit) **warrant** that the application is the only application which will be made for your benefit on a WHITE or YELLOW Application Form or by giving **electronic application instructions** to HKSCC via CCASS or to the eIPO Service Provider via the White Form eIPO service (www.eipo.com.hk);
- (if the application is made by an agent on your behalf) **warrant** that you have validly and irrevocably conferred on your agent all necessary power and authority to make this application;
- (if you are an agent for another person) **warrant** that this is the only application which will be or has been made for the benefit of that other person on a WHITE or YELLOW Application Form or by giving **electronic application instructions** to HKSCC via CCASS or to the eIPO Service Provider via the White Form eIPO service (www.eipo.com.hk), and that you are duly authorized to sign this Application Form as that other person's agent,
- **undertake and confirm** that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up, or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally), and will not apply for or take up or indicate any interest in any International Offering Shares under the International Offering, nor otherwise have participated or will participate in the International Offering.
- **warrant** the truth and accuracy of the information contained in your application.
- **agree** to disclose to the Company, the H Share Registrar, the receiving bankers, the Joint Bookrunners, the Joint Lead Managers and their respective advisers and agents any personal data or other information which they require about you or the person(s) for whose benefit you have made this application;
- **agree** that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong.
- **undertake and agree** to accept the Hong Kong Public Offer Shares applied for, or any lesser number allocated to you under this application;
- **authorize** the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of any Hong Kong Public Offer Shares allocated to you, and the Company and/or its agents to deposit any H Share certificate(s) directly into CCASS and to send any refund cheque(s) (where applicable) to you or (in case of joint applicants) the first-named applicant in the Application Form by ordinary post at your own risk to the address stated on your Application Form (except that if you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated in your Application Form that you will collect your refund cheque(s) (where applicable) in person, you can collect your refund cheque(s) (where applicable) in person between 9:00 a.m and 1:00 p.m on Wednesday, 12 March 2008 from Computershare Hong Kong Investor Services Limited),
- **understand** that these declarations and representations will be relied upon by the Company and the Joint Global Coordinators and the Joint Lead Managers in deciding whether or not to allocate any Hong Kong Public Offer Shares in response to your application and that you may be prosecuted for making a false declaration.
- if the laws of any place outside Hong Kong are applicable to your application, you agree and warrant that you have complied with all such laws and none of the Company, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Underwriters and the other parties involved in the Global Offering nor any of their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in the Prospectus,
- **agree** with the Company, for itself and for the benefit of each shareholder of the Company, and so that the Company will be deemed by its acceptance in whole or in part of the application, including applications made by HKSCC Nominees, to have agreed for itself and on behalf of each shareholder of the Company, to observe and comply with the PRC Company Law, the Special Regulations, and the Articles of Association,
- **agree** with the Company, each shareholder, director, supervisor, manager and officer of the Company, and the Company (acting for itself and for each director, supervisor, manager and officer) agrees with each shareholder of the Company, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning its affairs to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive,
- **agree** with the Company and each shareholder of the Company that H Shares in the Company are freely transferable by the holders thereof;
- **authorize** the Company to enter into a contract on behalf of you with each of the directors, supervisors and officers of the Company whereby each such director, supervisor and officer undertakes to observe and comply with his obligations to shareholders as stipulated in the Articles of Association,
- (if you are joint applicants, each of you jointly and severally) **agree** that any Hong Kong Public Offer Shares allocated to you shall be registered in the name of HKSCC Nominees and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant, in accordance with your election on this Application Form,
- (if you are joint applicants, each of you jointly and severally) **agree** that each of HKSCC and HKSCC Nominees reserves the right at its absolute discretion (i) not to accept any or part of the Hong Kong Public Offer Shares allocated to you in the name of HKSCC Nominees or not to accept such Hong Kong Public Offer Shares for deposit into CCASS, (ii) to cause such Hong Kong Public Offer Shares to be withdrawn from CCASS and transferred into your name (or, if you are joint applicants, to the name of the first-named applicant) at your own risk and costs, and (iii) to cause such Hong Kong Public Offer Shares to be issued in your name (or, if you are a joint applicant, in the name of the first-named applicant) and in such a case, to post the certificates for such Hong Kong Public Offer Shares at your own risk to the address on this Application Form by ordinary post or to make available the same for your collection,
- (if you are joint applicants, each of you jointly and severally) **agree** that each of HKSCC and HKSCC Nominees may adjust the number of Hong Kong Public Offer Shares allotted to you and issued in the name of HKSCC Nominees,
- (if you are joint applicants, each of you jointly and severally) **agree** that neither HKSCC nor HKSCC Nominees shall have any liability for the information and representations not so contained in the Prospectus and this Application Form;
- (if you are joint applicants, each of you jointly and severally) **agree** that neither HKSCC nor HKSCC Nominees shall be liable to you in any way;
- **represent and warrant** that you understand the H Shares have not been and will not be registered under the U.S Securities Act and you are outside the United States (as defined in Regulation S under the U.S Securities Act) when completing the Application Form or are a person described in paragraph (h)(3) of Rule 902 of Regulation S under the U.S Securities Act,
- **confirm** that you understand entirely that our registered share capital comprises A Shares and H Shares and that holders of H Shares shall have the same right as holders of A Shares save as to certain rights which holders of H Shares are entitled,
- **agree** that your application, any acceptance of it and resulting contract will be governed by and construed in accordance with the laws of Hong Kong, and
- **acknowledge and agree** that you have not relied upon the information contained in the information packs or announcements relating to our A Share Offering made available on the website of Hong Kong Exchanges and Clearing Limited, and that our Company, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Underwriters and any of their respective directors, officers, employees, agents or advisors do not make any express or implied representation or warranty as to the accuracy or completeness of such information and expressly disclaim any and all liability in relation to such information, or any omission from or inaccuracies or errors in such information

The Company, the Joint Sponsors, the Joint Global Coordinators, the Joint Bookrunners, Joint Lead Managers, the Underwriters, other parties involved in the Global Offering and their respective directors, officers, employees, partners, agents and advisers are entitled to rely on any warranty, representation or declaration made by you in this application. In the event of the application being made by joint applicants, all the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given and assumed by and imposed on the applicants jointly and severally.

G. Power of attorney

If your application is made through a duly authorized attorney under a valid power of attorney, the Company and the Joint Bookrunners (or their respective agents and nominees) as agent for the Company may accept your application at their discretion, and subject to any conditions they think fit, including production of evidence of the authority of your attorney The Company and the Joint Bookrunners in their capacity as agent for the Company have full discretion to reject or accept any application, in full or in part without assigning any reason

H. Determination of Offer Price

The offer price is expected to be fixed by agreement between the Joint Global Coordinators (on behalf of the Underwriters) and the Company on or around Thursday, 6 March 2008 and, in any event, not later than Tuesday, 11 March 2008. Applicants for Hong Kong Public Offer Shares are required to pay, on application, the maximum offer price of HK$10.70 for each Hong Kong Public Offer Share together with 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee, subject to refund if the offer price should be lower than HK$10.70 The fixed offer price will be announced on Friday, 7 March 2008 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese). The Joint Global Coordinators (on behalf of the Underwriters and with the Company's consent) may reduce the number of Offer Shares and/or the indicative offer price range below that stated in the Prospectus (which is HK$9.93 to HK$10.70 per Hong Kong Public Offer Share) at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, notices of the reduction in the number of Offer Shares and/or the indicative offer price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) no later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering. Applicants should have regard to the possibility that any announcement of a reduction in the number of Offer Shares and/or the indicative offer price range may not be made until that time If applications for Hong Kong Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the number of Offer Shares and/or the indicative offer price range is reduced, such applications cannot be subsequently withdrawn.

Allotment of Hong Kong Public Offer Shares

Results of allocations of the Hong Kong Public Offering, and the Hong Kong Identity card/passport/Hong Kong business registration numbers of successful applicants (where appropriate) will be made available through various channels as described below:

- Results of allocations for the Hong Kong Public Offering can be found in our announcement to be posted on the website of the Company at www.crcc.cn and on the website of the Stock Exchange at www.hkex.com.hk on Wednesday, 12 March 2008;
- Results of allocations will be made available from our Hong Kong Public Offering website at www.iporesults.com.hk on a 24-hour basis from 8:00 a.m. on Wednesday, 12 March 2008 to 12:00 midnight on Tuesday, 18 March 2008. The user will be required to key in the Hong Kong identity card/passport/Hong Kong business registration number provided in his/her/its Application Form to search for his/her/its own allocation result,
- Results of allocations will be made available from our Hong Kong Public Offering allocation results telephone enquiry line Applicants may find out whether or not their applications have been successful and the number of Hong Kong Public Offer Shares allocated to them, if any, by calling 2862 8669 between 9 00 a.m. and 10 00 p.m. from Wednesday, 12 March 2008 to Saturday, 15 March 2008.
- Special allocation results booklets setting out the results of allocations will be available for inspection during opening hours of individual branches and sub-branches from Wednesday, 12 March 2008 to Friday, 14 March 2008 at all the receiving bank branches and sub-branches at the addresses set out in "3 Where to Collect the Prospectus and Application Forms" under the section headed "How to Apply for Hong Kong Public Offer Shares" of the Prospectus.

If your application for Hong Kong Public Offer Shares is successful (in whole or in part)

If your application is wholly or partially successful, your H Share certificate(s) (subject to their becoming valid certificates of title provided that the Hong Kong Public Offering has become unconditional and not having been terminated at 8 00 a.m. on Thursday, 13 March 2008) will be issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you in your Application Form at the close of business on Wednesday, 12 March 2008 or, in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees

- **If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant)** For Hong Kong Public Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Public Offer Shares allotted to you with that CCASS Participant
- **If you are applying as a CCASS Investor Participant:**
  The Company expects to publish the results of CCASS Investor Participants' applications together with the results of the Hong Kong Public Offering in the manner as described in the paragraph headed "10. Results of Allocations" and "11. Dispatch/Collection of H Share Certificates and Refunds of Applications Monies." in the section headed "How to Apply for Hong Kong Public Offer Shares" in the Prospectus on Wednesday, 12 March 2008 You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Wednesday, 12 March 2008 or such other date as shall be determined by HKSCC or HKSCC Nominees. Immediately after the credit of the Hong Kong Public Offer Shares to your stock account, you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) HKSCC will also make available to you an activity statement showing the number of Hong Kong Public Offer Shares credited to your stock account.

The Company will not issue temporary documents of title **H Share certificates will only become valid certificates of title provided that the Hong Kong Public Offering has become unconditional and not having been terminated in accordance with its terms at 8:00 a.m. on Thursday, 13 March 2008.** No receipt will be issued for sums paid on application In the event that the offer price is less than the price per Hong Kong Public Offer Share paid by you, the surplus application monies (including 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee attributable to such surplus) will be refunded to you without interest.

Circumstances in which you will not be allotted Hong Kong Public Offer Shares

You may not be allotted Hong Kong Public Offer Shares if

1. **Full discretion of the Company or its agents to reject or accept your application**
   The Company and the Joint Global Coordinators (as agent for the Company) and the eIPO Service Provider or their respective agents and nominees, have full discretion to reject or accept any application, in whole or in part, without having to give any reasons for such rejection or acceptance
2. **If your application is revoked or withdrawn**
   By completing and submitting this Application Form you agree that the application made by HKSCC Nominees on your behalf cannot be revoked on or before Saturday, 29 March 2008 This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your Application Form. This collateral contract will be in consideration of the Company agreeing that it will not offer any Hong Kong Public Offer Shares to any person on or before Saturday, 29 March 2008 except by means of one of the procedures referred to in the Prospectus
   The application made by HKSCC Nominees on your behalf may be revoked on or before Saturday, 29 March 2008 if a person responsible for the Prospectus under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for the Prospectus
   If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented
   If the application made by HKSCC Nominees on your behalf has been accepted, it cannot be revoked or withdrawn For this purpose, acceptance of applications which are not rejected will be constituted by notification to the press of the results of allocation and, where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to satisfaction of such conditions or the results of such ballot, respectively.

[illegible]
- 閣下或 閣下為其利益而作出申請的人士已經申請或接納，或表示有意認購，或已獲或將獲配售或分配(包括有條件及／或臨時)國際發售的發售股份。

本申請表格一經填妥，即表示 閣下同意不會申請認購國際發售股份。本公司將採取合理措施，在香港公開發售中區分和拒絕已在國際發售中獲取國際發售股份的投資者所作出的申請，並將區分和拒絕已在香港公開發售中獲取香港公開發售股份的投資者表示對國際發售的意向。

5. 未繳妥股款
倘 閣下並未繳妥股款， 閣下將不會獲分配任何香港公開發售股份。

6. 如 閣下或香港結算代理人的申請不獲接納
在下列情況下， 閣下或香港結算代理人的申請將不獲接納：
- 香港包銷協議或國際購買協議任何一份未能成為無條件；或
- 香港包銷協議或國際購買協議任何一份已根據其各自條款被終止。

7. 未正確填妥申請表格
倘 閣下的申請表格並未按指示正確填妥， 閣下的申請將不獲受理。

8. 支票或銀行本票未能兌現
倘 閣下所交付的支票或銀行本票未能於首次過戶時成功兌現， 閣下的申請將不獲受理。

9. 倘 閣下申請認購逾50%的香港公開發售股份
倘 閣下申請認購逾50%香港公開發售初步提呈以供認購的香港公開發售股份(即85,300,000股H股，為每手500股的倍數)， 閣下的申請將不獲受理。

退還款項

倘 閣下基於上述任何原因而未獲任何香港公開發售股份，本公司將退還 閣下的申請股款，包括有關的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費，惟不會就此支付利息。如 閣下的申請僅部分獲接納，本公司會將 閣下申請股款中的有關部分(包括有關的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)不計利息退還予 閣下。如最終釐定的發售價低於申請時所繳付的最高發售價每股H股10.70港元，本公司將不計利息退還多收申請股款連同多收申請股款應佔相關的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。

所有退款將會以劃線註明「只准存入抬頭人賬戶」的支票退還予 閣下或如屬聯名申請人，則退還予 閣下申請表格上排名首位的申請人。 閣下所提供的香港身份證號碼／護照號碼的一部分，或如屬聯名申請人，則排名首位申請人的香港身份證號碼／護照號碼的一部分，或會列印在退款支票(如有)上。有關資料亦會轉交第三方作退款用途。 閣下將退款支票兌現時，銀行或會要求查證 閣下的香港身份證號碼／護照號碼。未有準確填妥 閣下的香港身份證號碼／護照號碼，或會導致退款支票延遲兌現或退款支票無效。

如 閣下申請認購1,000,000股或以上的香港公開發售股份並在申請表格上表明擬親自領取退款支票(如有)， 閣下可在本公司於報章上公佈領取退款支票／寄發H股股票日期當日上午九時正至下午一時正期間，前往以下地點領取退款支票：

香港中央證券登記有限公司
香港灣仔皇后大道東183號合和中心17樓1712-1716號舖

預期該領取日期為2008年3月12日星期三。

倘 閣下為選擇親自領取退款支票的個人申請人，則 閣下不可授權任何其他人士代表 閣下領取。 閣下必須於領取退款支票時出示身份證明文件(必須為香港中央證券登記有限公司所接受的身份證明文件)。倘 閣下為選擇親自領取退款支票的公司申請人，則 閣下必須由 閣下的授權代表帶同蓋上 閣下公司印章的授權書領取。有關授權代表須於領取時出示香港中央證券登記有限公司所接受的身份證明文件。

如 閣下未在指定領取時間內親自領取退款支票，則退款支票將會以普通郵遞方式寄往本申請表格上所示地址，郵誤風險概由 閣下自行承擔。

如 閣下申請認購1,000,000股以下香港公開發售股份或倘 閣下申請認購1,000,000股或以上香港公開發售股份，但並沒有在申請表格上表明擬親自領取退款支票，則 閣下的退款支票將於寄發日期(預期將為2008年3月12日星期

個人資料

個人資料收集聲明

《個人資料(私隱)條例》(「條例」)的主要條款已於1996年12月20日在香港生效。此項個人資料收集聲明是向H股申請人和持有人說明有關本公司及其H股過戶登記處在個人資料和條例方面的政策和慣例。

1. 收集 閣下個人資料的原因
證券申請人或證券登記持有人以自己的名義申請證券或轉讓或受讓證券時或尋求股份過戶登記處的服務時，須不時向本公司或其代理人及H股過戶登記處提供其最近的準確個人資料。
未能提供所要求的資料可能導致 閣下申請證券被拒或延遲，或本公司或其H股過戶登記處無法落實轉讓或提供服務。此舉也可能妨礙或延遲登記轉讓 閣下成功申請的香港公開發售股份及／或寄發H股股票及／或寄發或兌現 閣下應得的退款支票。
如提供的個人資料有任何錯誤，證券持有人須立即通知本公司和H股過戶登記處。

2. 目的
申請人及證券持有人的個人資料可以作以下目的使用、持有及／或保存(以任何方式)：
- 處理 閣下的申請及退款支票(如適用)，核實是否符合本申請表格及招股說明書載列的條款和申請程序，以及公佈香港公開發售股份的分配結果；
- 遵守香港及其他地區的一切適用法律法規；
- 登記新發行證券或以證券持有人的名義(包括以香港結算代理人名義(如適用))轉讓或受讓證券；
- 存置或更新本公司證券持有人的名冊；
- 核實或協助核實簽名、任何其他核證或交換資料；
- 確立受益權利，如股息、供股和紅股等；
- 分發本公司及其子公司的通訊；
- 編製統計信息和股東資料；
- 根據法律、規則或法規進行披露；
- 披露有關資料以便就權益索償；及
- 與上述有關的任何其他附帶或相關目的及／或使本公司及H股過戶登記處能履行對證券持有人及／或監管者承擔的責任及／或證券持有人不時同意的任何其他目的。

3. 個人資料的轉送
本公司和其H股過戶登記處持有的關於證券持有人的個人資料將會保密，但本公司和其H股過戶登記處可以在為達到上述目的或當中任何目的的必要的情況下，作出他們認為必要的查詢以確認個人資料的準確性，尤其為他們可向或從下列任何或全部人士和實體或與下列任何或全部人士和實體互相披露、取得或轉送(無論在香港境內或境外)證券持有人的個人資料：
- 本公司或其指定的代理人，如財務顧問和收款銀行；
- 如證券申請人要求將證券寄存於中央結算系統，則為香港結算或香港結算代理人，他們將會就中央結算系統的運作使用個人資料；
- 任何向本公司或H股過戶登記處提供與其各自業務營運有關的行政、電訊、電腦、付款或其他服務的代理人、承包商或第三方服務供應商；
- 任何法定、監管或政府機關(包括香港聯交所及證監會)；及
- 證券持有人與其進行或擬進行交易的任何其他人士或機構，如他們的銀行、律師、會計師或股票經紀等。

4. 查閱和更正個人資料
條例規定，證券持有人有權確定本公司或H股過戶登記處是否持有其個人資料，並有權索取有關該資料的副本並更正任何不準確資料。根據條例，本公司和H股過戶登記處有權就處理任何查閱資料的要求收取合理的費用。所有查閱資料或更正資料的要求或查詢有關政策及慣例及持有資料種類的要求，均須按招股說明書「公司資料」一節所披露或不時按適用法例獲知會的登記地址送交本公司的公司秘書或(視情況而定)送交H股過戶登記處私隱監管人員。

如 閣下簽署本申請表格，即表示 閣下同意上述各項。

申請手續

1. 按照下表計算 閣下擬認購的香港公開發售股份數目所應付的認購申請款項。 閣下申請認購的股數最少為500股香港公開發售股份。申請認購股數須為下表所列的其中一個數目。申請任何其他數目香港公開發售股份概不會被接受且該等申請可被拒絕。下表亦列出申請認購若干香港公開發售股份數目(最多85,300,000股香港公開發售股份)的應付股款總額。 閣下須於申請時繳付每股香港公開發售股份10.70港元的最高發售價，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。下表載列申請認購若干香港公開發售股份數目的應付股款總額。

2. 閣下作為申請人必須按下列所示填妥，並在申請表首頁簽署。本公司僅接納親筆簽名。
倘 閣下透過指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)申請：
- 指定的中央結算系統參與者必須於適當空格內蓋上其公司印鑑(印鑑印列公司名稱)，及填寫其參與者編號。

倘 閣下以中央結算系統個人投資者戶口持有人身份申請：
- 必須在申請表內填上 閣下的姓名及香港身份證號碼；
- 必須在適當的空格內填上 閣下的參與者編號。

倘 閣下以中央結算系統聯名個人投資者戶口持有人身份申請：
- 必須在申請表內填上所有聯名投資者戶口持有人的姓名及香港身份證號碼；
- 必須在適當的空格內填上 閣下的參與者編號。

倘 閣下以中央結算系統公司投資者戶口持有人身份申請：
- 必須在申請表內填上 閣下的公司名稱及香港商業登記證號碼；
- 必須在適當的空格內填上 閣下的參與者編號及蓋上公司印鑑(印鑑印列公司名稱)。

倘若中央結算系統參與者的資料不確或不全(包括參與者編號及／或公司印鑑(印鑑印列公司名稱))或其他類似事宜，均可導致申請無效。

3. 閣下的支票或銀行本票須緊釘於本申請表格上。 閣下必須以一張支票或一張銀行本票支付所認購香港公開發售股份的股款。
每份申請均須附帶一張獨立開出支票或一張獨立開出銀行本票。
如以支票付款，該支票必須：
- 為港元支票；
- 由 閣下在香港開設的港元銀行賬戶開出；
- 顯示 閣下的賬戶名稱，而該賬戶名稱必須已預印在支票上，或由有關銀行授權簽署的人士在該支票背書。該賬戶名稱必須與 閣下姓名相同。如屬聯名申請，則該賬戶名稱必須與排名首位申請人的姓名相同；
- 註明抬頭人為「滙豐代理人(香港)有限公司－中國鐵建公開發售」；
- 劃線註明「只准存入抬頭人賬戶」；
- 每份申請必須附帶一張獨立開出的支票或銀行本票，及
- 支票不得為期票。

閣下的認購申請將不獲接納，倘 閣下的支票：
- 未能符合上述所有規定；或
- 首次過戶不獲兌現。

如以銀行本票付款：
- 銀行本票必須為港元本票；
- 閣下必須購買由香港的持牌銀行發出的銀行本票，並由發出本票的銀行授權人在銀行本票背面簽署以核證 閣下姓名。銀行本票所示姓名必須與申請表格所示姓名相同。如屬聯名申請，則銀行本票背面所示姓名必須與排名首位申請人的姓名相同；
- 銀行本票必須註明抬頭人為「滙豐代理人(香港)有限公司－中國鐵建公開發售」；
- 銀行本票上必須劃線註明「只准存入抬頭人賬戶」；及
- 銀行本票不得為期票。

如 閣下的銀行本票不符合上述所有規定， 閣下的認購申請可能不獲接納。

[illegible]

(a) 中國銀行(香港)有限公司

香港島：	中銀大廈分行	花園道1號3樓
	中環永安集團大廈分行	德輔道中71號
	軒尼詩道409號分行	灣仔軒尼詩道409-415號
	北角僑冠大廈分行	北角英皇道413-415號
九龍：	旺角分行	旺角彌敦道589號
	鑽石山分行	鑽石山荷里活廣場G107號
	黃埔花園分行	紅磡黃埔花園第一期商場G8B
新界：	好運中心分行	沙田橫壆街好運中心
	東港城分行	將軍澳東港城101號
	荃灣青山道分行	荃灣青山道201-207號

(b) 渣打銀行(香港)有限公司

香港島：	中環分行	中環皇后大道中16-18號新世界大廈16號舖地下及地庫
	銅鑼灣分行	銅鑼灣怡和街38-40A號怡華大廈地下
[illegible]	[illegible]	[illegible]
九龍：	尖沙咀分行	尖沙咀加連威老道10號地下
	長沙灣分行	長沙灣長沙灣道828號
新界：	沙田第一城分行	沙田第一城銀城商場地下30-33號

(c) 香港上海滙豐銀行有限公司

香港島：	香港總行	香港皇后大道中1號
	太古城中心分行	香港太古城中心第1期065號舖
	德輔道中分行	香港德輔道中141號中保集團大廈
	德輔道西分行	香港德輔道西40-50號[illegible]中心大廈
九龍：	旺角分行	九龍旺角彌敦道673號
	觀塘分行	九龍觀塘裕民坊1號
	尖沙咀分行	九龍尖沙咀彌敦道82-84號
	德福花園分行	九龍九龍灣德福廣場1期G層P16號舖
新界：	[illegible]分行	新界沙田[illegible]38-46號舖
	元朗分行	新界元朗青山公路150-160號元朗滙豐大廈地下

(d) 中國工商銀行(亞洲)有限公司

香港島：	皇后大道中分行	中環皇后大道中122-126號
	上環分行	上環德輔道中317-319號啟德商業大廈地下F舖
	灣仔分行	灣仔軒尼詩道117-123號
九龍：	美孚分行	美孚新村萬事達廣場1樓N95A號舖
	觀塘分行	觀塘開源道50號利寶時中心地下
新界：	沙咀道分行	荃灣沙咀道297-313號長安大廈地下4號舖

5. 閣下可於下列時間內遞交申請表格

2008年2月29日星期五 － 上午九時正至下午四時三十分
2008年3月1日星期六 － 上午九時正至下午一時正
2008年3月3日星期一 － 上午九時正至下午四時三十分
2008年3月4日星期二 － 上午九時正至下午四時三十分
2008年3月5日星期三 － 上午九時正至中午十二時正

6. 閣下遞交申請表格的截止時間為2008年3月5日星期三中午十二時正。本公司將於當日上午十一時四十五分至中午十二時正期間辦理認購申請登記，惟須視乎當日天氣情況而定。如香港在2008年3月5日星期三上午九時正至中午十二時正內任何時間懸掛下列警告訊號：
- 八號或以上熱帶氣旋警告訊號；或
- 「黑色」暴雨警告訊號

，將不會辦理認購申請登記。認購申請登記將改為在上午九時正至中午十二時正期間任何時間並無懸掛上述警告訊號的下一個營業日上午十一時四十五分至中午十二時正期間內進行。
營業日指除星期六、星期日或香港公眾假期以外的日子。

7. 本公司保留權利將所有或任何認購申請款項過戶，惟 閣下的支票或銀行本票將不會於2008年3月5日星期三中午十二時正前過戶。本公司不會向 閣下發出付款收據。本公司將保留 閣下申請股款的任何應計利息。本公司亦有權在 閣下的支票或銀行本票過戶之前保留任何H股股票及／或任何多收的申請股款或退款。

可供申請認購股份數目及應繳款項							
申請認購的香港公開發售股份數目	申請時應繳款項(港元)	申請認購的香港公開發售股份數目	申請時應繳款項(港元)	申請認購的香港公開發售股份數目	申請時應繳款項(港元)	申請認購的香港公開發售股份數目	申請時應繳款項(港元)
500	5,403.98	25,000	270,199.08	450,000	4,863,583.35	8,000,000	86,463,704.00
1,000	10,807.97	30,000	324,238.89	500,000	5,403,981.50	9,000,000	97,271,667.00
1,500	16,211.94	35,000	378,278.71	600,000	6,484,777.80	10,000,000	108,079,630.00
2,000	21,615.93	40,000	432,318.52	700,000	7,565,574.10	20,000,000	216,159,260.00
2,500	27,019.91	45,000	486,358.34	800,000	8,646,370.40	30,000,000	324,238,890.00
3,000	32,423.89	50,000	540,398.15	900,000	9,727,166.70	40,000,000	432,318,520.00
3,500	37,827.87	60,000	648,477.78	1,000,000	10,807,963.00	50,000,000	540,398,150.00
4,000	43,231.85	70,000	756,557.41	1,500,000	16,211,944.50	60,000,000	648,477,780.00
4,500	48,635.84	80,000	864,637.04	2,000,000	21,615,926.00	70,000,000	756,557,410.00
5,000	54,039.82	90,000	972,716.67	2,500,000	27,019,907.50	80,000,000	864,637,040.00
6,000	64,847.78	100,000	1,080,796.30	3,000,000	32,423,889.00	85,300,000[1]	921,919,243.90
7,000	75,655.75	150,000	1,621,194.45	3,500,000	37,827,870.50		
8,000	86,463.70	200,000	2,161,592.60	4,000,000	43,231,852.00		
9,000	97,271.67	250,000	2,701,990.75	4,500,000	48,635,833.50		
10,000	108,079.63	300,000	3,242,388.90	5,000,000	54,039,815.00		
15,000	162,119.45	350,000	3,782,787.05	6,000,000	64,847,778.00		
20,000	216,159.26	400,000	4,323,185.20	7,000,000	75,655,741.00		

[1] 閣下最多可申請認購的香港公開發售股份數目。

Hong Kong Public Offering – eIPO Service Provider Application Form 香港公開發售 – eIPO 服務供應商申請表格

Please use this application form if you are an eIPO Service Provider and are applying for Hong Kong Public Offer Shares on behalf of underlying applicants.

倘 閣下為eIPO服務供應商，並代表相關申請人申請認購香港公開發售股份，請使用本申請表格。



中国铁建

China Railway Construction Corporation Limited

中國鐵建股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(於中華人民共和國註冊成立的股份有限公司)

GLOBAL OFFERING

Number of Offer Shares under the Global Offering	:	**1,706,000,000 H Shares (subject to adjustment and the Over-allotment Option)** **1,961,900,000 H Shares (assuming the Over-allotment Option is exercised in full)**
Number of Hong Kong Public Offer Shares	:	**170,600,000 H Shares (subject to adjustment)**
Number of International Offer Shares	:	**1,535,400,000 H Shares (subject to adjustment and the Over-allotment Option)** **1,791,300,000 H Shares (assuming the Over-allotment Option is exercised in full)**
Maximum offer price	:	**HK$10.70 per H Share (payable in full on application and subject to refund, plus brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%)**
Nominal value	:	**RMB1.00 per H Share**
Stock code	:	**1186**

全球發售

全球發售的發售股份數目	:	**1,706,000,000股H股（可予調整及視乎超額配售權行使與否而定）** **1,961,900,000股H股（假設全面行使超額配售權）**
香港公開發售股份數目	:	**170,600,000股H股（可予調整）**
國際發售股份數目	:	**1,535,400,000股H股（可予調整及視乎超額配售權行使與否而定）** **1,791,300,000股H股（假設全面行使超額配售權）**
最高發售價	:	**每股H股10.70港元（須於申請時繳足並可予退還，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費）**
面值	:	**每股H股人民幣1.00元**
股份代號	:	**1186**

Please read carefully the prospectus of China Railway Construction Corporation Limited (the "Company") dated 29 February, 2008 (the "Prospectus") (in particular, the sections on "How to Apply for Hong Kong Public Offer Shares" and "Further Terms and Conditions of the Hong Kong Public Offering" in the Prospectus) and the guide on the back of this application form before completing this application form. Terms defined in the Prospectus have the same meaning when used in this application form unless defined herein.

在填寫本申請表格前，請仔細閱讀中國鐵建股份有限公司（「本公司」）於2008年2月29日刊發的招股說明書（「招股說明書」）（尤其是招股說明書「如何申請認購香港公開發售股份」及「香港公開發售的其他條款和條件」兩節）及刊於本申請表格背面的指引。除另有界定者外，本申請表格所使用的詞語與招股說明書所界定者具相同涵義。

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this application form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this application form.

香港聯合交易所有限公司（「香港聯交所」）及香港中央結算有限公司（「香港結算」）對本申請表格的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本申請表格全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

A copy of this application form, together with a copy of each of the ***WHITE*** *and* ***YELLOW*** *application forms, the Prospectus and the other documents specified in the paragraph headed "Documents delivered to the Registrar of Companies" in "Appendix X — Documents Delivered to the Registrar of Companies and Available for Inspection" in the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong. The Securities and Futures Commission (the "SFC") and the Registrar of Companies in Hong Kong take no responsibility as to the contents of any of these documents.*

本申請表格連同各份白色及黃色申請表格，招股說明書及招股說明書「附錄十－送呈公司註冊處及備查文件」內「送呈公司註冊處的文件」一段所列的其他文件，已遵照《香港公司條例》第342C條的規定，於香港公司註冊處註冊。證券及期貨事務監察委員會（「證監會」）和香港公司註冊處對任何此等文件的內容概不負責。

Your attention is drawn to the paragraph headed "Personal Data" in the section "Further Terms and Conditions of the Hong Kong Public Offering" in the Prospectus which sets out the policies and practices of the Company and its H share registrar in relation to personal data and compliance with the Personal Data (Privacy) Ordinance.

閣下敬請留意招股說明書「香港公開發售的其他條款和條件」一節「個人資料」一段，當中載有本公司及本公司H股過戶登記處有關個人資料及遵守《個人資料（私隱）條例》的政策及慣例。

Warning:

It is important that you read the conditions and application procedures overleaf and complete this application form in English (save as otherwise indicated).

All shaded boxes in this application form must be completed, otherwise the application is liable to be rejected.

You may be prosecuted if you make a false declaration.

警告：

除另有所示外，閣下務須細閱背頁的條件及申請手續並使用英文填妥本申請表格。

閣下必須填寫本申請表格內所有灰欄，否則申請可被拒絕受理。

閣下如作出虛假聲明，可能會被檢控。

To:
China Railway Construction Corporation Limited
CITIC Securities Corporate Finance (HK) Limited
Citigroup Global Markets Asia Limited
Macquarie Securities Limited (to be renamed Macquarie Capital Securities Limited on or around 3 March 2008)
DBS Asia Capital Limited
ICEA Securities Limited
China Everbright Securities (HK) Limited
First Shanghai Securities Limited
Guotai Junan Securities (Hong Kong) Limited
Shenyin Wanguo Capital (H.K.) Limited
Taifook Securities Company Limited
VC Brokerage Limited

致：
中國鐵建股份有限公司
中信証券融資（香港）有限公司
花旗環球金融亞洲有限公司
麥格理證券股份有限公司（預計於2008年3月3日更名為麥格理資本證券股份有限公司）
星展亞洲融資有限公司
工商東亞證券有限公司
中國光大證券（香港）有限公司
第一上海證券有限公司
國泰君安證券（香港）有限公司
申銀萬國融資（香港）有限公司
大福證券有限公司
滙盈證券有限公司

1

We confirm that we have (i) complied with the Guidelines for Electronic Public Offerings and the Operational Procedures for eIPO Applications submitted via Banks/Stockbrokers and all applicable laws and regulations (whether statutory or otherwise) in relation to the provision of our **White Form eIPO** services in connection with the Hong Kong Public Offering; and (ii) read the terms and conditions and application procedures set out in the Prospectus and this application form and agree to be bound by them. Applying on behalf of each of the underlying applicants to whom this application relates, we:

- **apply** for the number of Hong Kong Public Offer Shares set out below, on the terms and conditions of the Prospectus and this application form, and subject to the Articles of Association;
- **enclose** payment in full for the Hong Kong Public Offer Shares applied for, including 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee;
- **confirm** that the underlying applicants have undertaken and agreed to accept the Hong Kong Public Offer Shares applied for, or any lesser number allocated to such underlying applicants on this application;
- **understand** that these declarations and representations will be relied upon by the Company and the Joint Global Coordinators and the Joint Lead Managers in deciding whether or not to allocate any

我們確認我們已(i)遵照電子公開發售指引及透過銀行／股票經紀遞交eIPO申請的運作程序以及我們就香港公開發售提供白表**eIPO**服務的所有適用法律及規例（法定或其他）；及(ii)閱讀招股說明書及本申請表格所載的條款和條件及申請手續，並同意受其約束。為代表與本申請有關的相關申請人作出申請，我們：

- 按照招股說明書及本申請表格的條款及條件，並在組織章程所載的各項規限下，申請以下數目的香港公開發售股份；
- 夾附申請香港公開發售股份所需的全數付款（包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費）；
- 確認相關申請人已承諾及同意接納該等相關申請人根據本申請所申請的香港公開發售股份，或該等相關申請人根據本申請獲分配的任何較少數目的香港公開發售股份；
- 明白 貴公司及聯席全球協調人及聯席牽頭經辦人將倚賴此等聲明及陳述，以決定是否就本申請分配任何香港公開發售股份；

Hong Kong Public Offering – eIPO Service Provider Application Form 香港公開發售－eIPO服務供應商申請表格

Please use this application form if you are an eIPO Service Provider and are applying for Hong Kong Public Offer Shares on behalf of underlying applicants.

倘 閣下為eIPO服務供應商，並代表相關申請人申請認購香港公開發售股份，請使用本申請表格。

GUIDE TO COMPLETING THIS APPLICATION FORM

References to boxes below are to the numbered boxes on the application form.

1 **Sign and date the application form in Box 1. Only a written signature will be accepted.**

The name and the representative capacity of the signatory should also be stated.

To apply for Hong Kong Public Offer Shares using this application form, you must be named in the list of eIPO Service Providers who may provide eIPO services in relation to the Hong Kong Public Offering, which was released by the Securities and Futures Commission.

2 **Put in Box 2 (in figures) the total number of Hong Kong Public Offer Shares for which you wish to apply on behalf of the underlying applicants.**

You may apply for Hong Kong Public Offer Shares for the benefit of each underlying applicant in one of the number of shares set out in the table below. **An application on behalf of an underlying applicant for any other number of Hong Kong Public Offer Shares is liable to be rejected.** For the avoidance of doubt, the total number of Hong Kong Public Offer Shares applied for by an eIPO Service Provider using this application form need not be one of the number of shares set out in the table.

Applicant details of the underlying applicants on whose behalf you are applying must be contained in one data file in read-only CD-ROM format submitted together with this application form.

NUMBER OF SHARES THAT MAY BE APPLIED FOR AND PAYMENTS					
No. of Hong Kong Public Offer Shares applied for	**Amount payable on application* (HK$)**	**No. of Hong Kong Public Offer Shares applied for**	**Amount payable on application* (HK$)**	**No. of Hong Kong Public Offer Shares applied for**	**Amount payable on application* (HK$)**
500	5,403.98	50,000	540,398.15	3,000,000	32,423,889.00
1,000	10,807.97	60,000	648,477.78	3,500,000	37,827,870.50
1,500	16,211.94	70,000	756,557.41	4,000,000	43,231,852.00
2,000	21,615.93	80,000	864,637.04	4,500,000	48,635,833.50
2,500	27,019.91	90,000	972,716.67	5,000,000	54,039,815.00
3,000	32,423.89	100,000	1,080,796.30	6,000,000	64,847,778.00
3,500	37,827.87	150,000	1,621,194.45	7,000,000	75,655,741.00
4,000	43,231.85	200,000	2,161,592.60	8,000,000	86,463,704.00
4,500	48,635.84	250,000	2,701,990.75	9,000,000	97,271,667.00
5,000	54,039.82	300,000	3,242,388.90	10,000,000	108,079,630.00
6,000	64,847.78	350,000	3,782,787.05	20,000,000	216,159,260.00
7,000	75,655.75	400,000	4,323,185.20	30,000,000	324,238,890.00
8,000	86,463.70	450,000	4,863,583.35	40,000,000	432,318,520.00
9,000	97,271.67	500,000	5,403,981.50	50,000,000	540,398,150.00
10,000	108,079.63	600,000	6,484,777.80	60,000,000	648,477,780.00
15,000	162,119.45	700,000	7,565,574.10	70,000,000	756,557,410.00
20,000	216,159.26	800,000	8,646,370.40	80,000,000	864,637,040.00
25,000	270,199.08	900,000	9,727,166.70	85,300,000[1]	921,919,243.90
30,000	324,238.89	1,000,000	10,807,963.00		
35,000	378,278.71	1,500,000	16,211,944.50	[1] Maximum number of Hong Kong Public Offer Shares you may apply for.	
40,000	432,318.52	2,000,000	21,615,926.00		
45,000	486,358.34	2,500,000	27,019,907.50		

* The above amounts payable on application include brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%.

3 **Complete your payment details in Box 3.**

You may submit the application monies on behalf of the underlying applicants for whom this application is made in one of the following ways:

(a) in the form of a single cheque in the name of the eIPO Service Provider or its nominee together with this application form (where the application monies of the underlying applicants are from one collection account held by one payment bank); or

(b) in the form of multiple cheques in the name of the eIPO Service Provider or its nominee together with this application form (where the application monies of the underlying applicants are from more than one collection account held by more than one payment bank).

You may only submit application monies through either one of the above methods. You must use separate application forms if you wish to submit applications using both of the payment methods above.

If you are submitting application monies using method (a) above, you must state in this box the application monies (in figures) you are submitting together with this application form and the corresponding number of Hong Kong Public Offer Shares applied for on behalf of the underlying applicants.

If you are submitting application monies using method (b) above, you must state in this box the number of cheques you are enclosing together with this application form; and you must state on the reverse of each of those cheques (i) your eIPO Service Provider ID and (ii) the file number of the data file containing application details of the underlying applicant(s). You may only attach a maximum of four cheques per application form.

The dollar amount(s) stated in this box must be equal to the amount payable for the total number of Hong Kong Public Offer Shares applied for in Box 2.

All cheque(s) and this application form together with a sealed envelope containing the CD-ROM, if any, must be placed in the envelope bearing your company chop.

For payments by cheque, the cheque must:

- be in Hong Kong dollars;
- be drawn on a Hong Kong dollar bank account in Hong Kong;
- show your (or your nominee's) account name;
- be made payable to "**HSBC Nominees (Hong Kong) Limited – CRCC Public Offer**";
- be crossed "Account Payee Only";
- not be post dated; and
- be signed by the authorised signatories of the eIPO Service Provider.

Your application may be rejected if any of these requirements is not met or if the cheque is dishonoured on its first presentation.

It is your responsibility to ensure that details on the cheque(s) submitted correspond with the application details contained in the CD-ROM or data file submitted in respect of this application. The Company and the Joint Global Coordinators have full discretion to reject any applications in the case of discrepancies.

No receipt will be issued for sums paid on application.

4 **Insert your details in Box 4 (using BLOCK CAPITAL letters).**

You should write your name, eIPO Service Provider ID and address in this box. You should also include the name and telephone number of the contact person at your place of business and where applicable, the Broker No. and Broker's Chop.

Personal Data

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on December 20, 1996. This Personal Information Collection Statement informs the applicant for and holder of the H Shares of the policies and practices of the Company and its H Share Registrar in relation to personal data and the Ordinance.

1. Reasons for the collection of your personal data

From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company or its agents and the H Share Registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the registrars.

Failure to supply the requested data may result in your application for securities being rejected, or in delay or the inability of the Company or its H Share Registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfers of the Hong Kong Public Offer Shares which you have successfully applied for and/or the despatch of H Share Certificate(s) and/or the despatch or encashment of refund cheque(s) to which you are entitled.

It is important that holders of securities inform the Company and the H Share Registrar immediately of any inaccuracies in the personal data supplied.

2. Purposes

填寫本申請表格的指引

下列號碼乃本申請表格中各欄的編號。

1 **在申請表格欄1簽署及填上日期。只接受親筆簽名。**

簽署人的姓名／名稱及代表身份亦必須註明。

使用本申請表格申請認購香港公開發售股份， 閣下必須為名列於證券及期貨事務監察委員會公佈的eIPO服務供應商名單內可以就香港公開發售提供eIPO服務的人士。

2 **在欄2填上 閣下欲代表相關申請人申請認購的香港公開發售股份總數（以數字填寫）。**

閣下可代表各相關申請人的利益申請認購下表所載的香港公開發售股份數目的其中一個數目。**代表相關申請人申請任何其他數目的香港公開發售股份可被拒絕受理。**為免產生疑問，由eIPO服務供應商使用本申請表格申請認購的香港公開發售股份總數，毋須為下表所載的其中一個數目。

閣下代表相關申請人作出申請的申請人資料必須載於連同本申請表格遞交的唯讀光碟格式的資料檔案。

可供申請認購股份數目及應繳款項					
申請認購的香港公開發售股份數目	**申請時應繳款項*（港元）**	**申請認購的香港公開發售股份數目**	**申請時應繳款項*（港元）**	**申請認購的香港公開發售股份數目**	**申請時應繳款項*（港元）**
500	5,403.98	50,000	540,398.15	3,000,000	32,423,889.00
1,000	10,807.97	60,000	648,477.78	3,500,000	37,827,870.50
1,500	16,211.94	70,000	756,557.41	4,000,000	43,231,852.00
2,000	21,615.93	80,000	864,637.04	4,500,000	48,635,833.50
2,500	27,019.91	90,000	972,716.67	5,000,000	54,039,815.00
3,000	32,423.89	100,000	1,080,796.30	6,000,000	64,847,778.00
3,500	37,827.87	150,000	1,621,194.45	7,000,000	75,655,741.00
4,000	43,231.85	200,000	2,161,592.60	8,000,000	86,463,704.00
4,500	48,635.84	250,000	2,701,990.75	9,000,000	97,271,667.00
5,000	54,039.82	300,000	3,242,388.90	10,000,000	108,079,630.00
6,000	64,847.78	350,000	3,782,787.05	20,000,000	216,159,260.00
7,000	75,655.75	400,000	4,323,185.20	30,000,000	324,238,890.00
8,000	86,463.70	450,000	4,863,583.35	40,000,000	432,318,520.00
9,000	97,271.67	500,000	5,403,981.50	50,000,000	540,398,150.00
10,000	108,079.63	600,000	6,484,777.80	60,000,000	648,477,780.00
15,000	162,119.45	700,000	7,565,574.10	70,000,000	756,557,410.00
20,000	216,159.26	800,000	8,646,370.40	80,000,000	864,637,040.00
25,000	270,199.08	900,000	9,727,166.70	85,300,000[1]	921,919,243.90
30,000	324,238.89	1,000,000	10,807,963.00		
35,000	378,278.71	1,500,000	16,211,944.50	[1] 閣下最多可申請認購的香港公開發售股份數目。	
40,000	432,318.52	2,000,000	21,615,926.00		
45,000	486,358.34	2,500,000	27,019,907.50		

* 申請時應繳的上述款項已包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。

3 **在欄3填上 閣下付款的詳細資料。**

閣下可用下列其中一種方式代表相關申請人（本申請乃為其作出）繳交申請股款：

(a) 連同本申請表格以eIPO服務供應商或其代名人名義的單一支票（倘相關申請人的申請股款來自一家付款銀行的一個收款賬戶）；或

(b) 連同本申請表格以eIPO服務供應商或其代名人名義的多張支票（倘相關申請人的申請股款來自超過一家付款銀行的多個收款賬戶）。

閣下只可採用上述其中一種方式繳交申請股款。倘 閣下欲利用上述兩種繳款方式遞交申請， 閣下必須使用獨立的申請表格。

倘 閣下採用上述(a)方式繳交申請股款， 閣下必須在本欄註明 閣下連同本申請表格及代表相關申請人申請認購的香港公開發售股份的相應數目所繳交的申請股款（以數字填寫）。

倘 閣下採用上述(b)方式繳交申請股款， 閣下必須在本欄註明 閣下連同本申請表格隨附的支票編號；及 閣下必須在每張支票的背面註明(i) 閣下的eIPO服務供應商身份證明及(ii)載有相關申請人的申請詳細資料的資料檔案的檔案編號。 閣下就每一份申請表格最多只可夾附四張支票。

本欄所註明的金額必須與欄2所申請認購的香港公開發售股份總數應付的金額相同。

所有支票及本申請表格，連同載有該唯讀光碟的密封信封（如有）必須放進印有 閣下公司印章的信封內。

如以支票繳付股款，該支票必須：

- 為港元支票；
- 由在香港開設的港元銀行賬戶開出；
- 顯示 閣下（或 閣下代名人）的賬戶名稱；
- 註明抬頭人為「**滙豐代理人（香港）有限公司－中國鐵建公開發售**」；
- 劃線註明「只准存入抬頭人賬戶」；
- 不得為期票；及
- 由eIPO服務供應商的授權簽署人簽署。

倘未能符合任何此等規定或倘支票首次過戶不獲兌現， 閣下的申請可能不獲接納。

閣下須負責確保所遞交的支票的詳細資料，與就本申請遞交的唯讀光碟或資料檔案所載的申請詳細資料相同。倘出現差異，本公司及聯席全球協調人有絕對酌情權拒絕接受任何申請。

申請所繳付的金額將不會獲發收據。

4 **在欄4填上 閣下的詳細資料（用正楷）。**

閣下必須在本欄填上 閣下的姓名、eIPO服務供應商身份證明及地址。 閣下亦必須填寫 閣下辦公地點的聯絡人士的姓名及電話號碼及（如適用）經紀號碼並蓋上經紀印章。

個人資料

個人資料收集聲明

《個人資料（私隱）條例》（「條例」）的主要條款已於1996年12月20日在香港生效。此項個人資料收集聲明是向H股申請人和持有人說明有關本公司及其H股過戶登記處在個人資料和條例方面的政策和慣例。

1. 收集 閣下個人資料的原因

證券申請人或證券登記持有人以自己的名義申請證券或轉讓或受讓證券時或尋求股份過戶登記處的服務時，須不時向本公司或其代理人及H股過戶登記處提供其最近的準確個人資料。

未能提供所要求的資料可能導致 閣下申請證券被拒或延遲，或本公司或其H股過戶登記處無法落實轉讓或提供服務。此舉也可能妨礙或延遲登記或轉讓 閣下成功申請的香港公開發售股份及／或寄發H股股票及／或寄發或兌現 閣下應得的退款支票。

如提供的個人資料有任何錯誤，證券持有人須立即通知本公司和H股過戶登記處。

2. 目的

the following purposes:

- processing of your application and refund cheque, where applicable, and verification of compliance with the terms and application procedures set out in this Application Form and the Prospectus and announcing results of allocations of Hong Kong Public Offer Shares;
- enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
- registering new issues or transfers into or out of the names of holders of securities including, where applicable, HKSCC Nominees;
- maintaining or updating the register of holders of securities of the Company;
- conducting or assisting the conduct of signature verifications, any other verification or exchange of information;
- establishing benefit entitlements, such as dividends, rights issues and bonus issues etc.;
- distributing communications from the Company and its subsidiaries;
- compiling statistical information and shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the Company and the H Share Registrar to discharge their obligations to holders of securities and/or regulators and/or any other purposes to which the holders of securities may from time to time agree.

3. Transfer of personal data

Personal data held by the Company and its H Share Registrar relating to the holders of securities will be kept confidential but the Company and its H Share Registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the holders of securities to, from or with any and all of the following persons and entities:

- the Company or its appointed agents such as financial advisers and receiving bankers;
- where applicants for securities request deposit into CCASS, HKSCC or HKSCC Nominees, who will use the personal data for the purposes of operating CCASS;
- any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company or the H Share registrar in connection with the operation of their respective business;
- any statutory, regulatory or governmental bodies (including the Hong Kong Stock Exchange and the SFC); and
- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers, etc.

4. Access to and correction of personal data

The Ordinance provides the holders of securities with rights to ascertain whether the Company or the H Share Registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the H Share Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and kinds of data held should be addressed to the Company at its registered address disclosed in the "Corporate Information" section in the Prospectus or as notified from time to time in accordance with applicable law, for the attention of the Company Secretary or (as the case may be) the H Share Registrar for the attention of the privacy compliance officer.

By signing this Application Form, you agree to all of the above.

- 處理 閣下的申請及退款支票（如適用），核實是否符合本申請表格及招股說明書載列的條款和申請程序，以及公布香港公開發售股份的分配結果；
- 遵守香港及其他地區的一切適用法律法規；
- 登記新發行證券或以證券持有人的名義（包括以香港結算代理人名義（如適用））轉讓或受讓證券；
- 存置或更新本公司證券持有人的名冊；
- 核實或協助核實簽名、任何其他核實或交換資料；
- 確立受益權利，如股息、供股和紅股等；
- 分發本公司及其子公司的通訊；
- 編製統計信息和股東資料；
- 根據法律、規則或法規進行披露；
- 披露有關資料以便就權益索償；及
- 與上述有關的任何其他附帶或相關目的及／或使本公司及H股過戶登記處能履行對證券持有人及／或監管者承擔的責任及／或證券持有人不時同意的任何其他目的。

3. 個人資料的轉送

本公司和其H股過戶登記處持有的關於證券持有人的個人資料將會保密，但本公司和其H股過戶登記處可以在為達到上述目的或當中任何目的的必要的情況下，作出他們認為必要的查詢以確認個人資料的準確性，尤其是他們可向或從下列任何或全部人士和實體或與下列任何或全部人士和實體互相披露、取得或轉送（無論在香港境內或境外）證券持有人的個人資料：

- 本公司或其指定的代理人，如財務顧問和收款銀行；
- 如證券申請人要求將證券寄存於中央結算系統，則為香港結算或香港結算代理人，他們將會就中央結算系統的運作使用個人資料；
- 任何向本公司或H股過戶登記處提供與其各自業務營運有關的行政、電訊、電腦、付款或其他服務的代理人、承包商或第三方服務供應商；
- 任何法定、監管或政府機關（包括香港聯交所及證監會）；及
- 證券持有人與其進行或擬進行交易的任何其他人士或機構，如他們的銀行、律師、會計師或股票經紀等。

4. 查閱和更正個人資料

條例規定，證券持有人有權確定本公司或H股過戶登記處是否持有其個人資料，並有權索取有關該資料的副本並更正任何不準確資料。根據條例，本公司和H股過戶登記處有權就處理任何查閱資料要求收取合理的費用。所有有關資料或更正資料的要求或查詢有關政策及慣例及持有資料種類的要求，均須按招股說明書「公司資料」一節所披露或不時按適用法例通知的登記地址送交本公司的公司秘書或（視乎情況而定）送交H股過戶登記處私隱監管人員。

如 閣下簽署本申請表格，即表示 閣下同意上述各項。

DELIVERY OF THIS APPLICATION FORM

This completed application form, together with the appropriate cheque(s) must be submitted to the following receiving bank branches by Wednesday, 5 March 2008 at 4:00 p.m.

(a) Bank of China (Hong Kong) Limited

Hong Kong Island:	
Bank of China Tower Branch	3/F, 1 Garden Road
Central District (Wing On House) Branch	71 Des Voeux Road Central
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point
Kowloon:	
Mong Kok Branch	589 Nathan Road, Mong Kok
Diamond Hill Branch	G107, Plaza Hollywood, Diamond Hill
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
New Territories:	
Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Shatin
East Point City Branch	Shop 101, East Point City, Tseung Kwan O
Castle Peak Road (Tsuen Wan) Branch	201-207 Castle Peak Road, Tsuen Wan

(b) Standard Chartered Bank (Hong Kong) Limited

Hong Kong Island:	
Central Branch	Shop no 16, G/F and Lower G/F, New World Tower, 16-18 Queen's Road Central, Central
Causeway Bay Branch	G/F, Yee Wah Mansion, 38-40A Yee Wo Street, Causeway Bay
Aberdeen Branch	Shop 4A, G/F, Aberdeen Centre Site 5, No 6 Nam Ning Street, Aberdeen
Kowloon:	
Tsimshatsui Branch	G/F, 10 Granville Road, Tsimshatsui
Cheung Sha Wan Branch	828 Cheung Sha Wan Road, Cheung Sha Wan
New Territories:	
City One Shatin Branch	Shop 30-33, G/F, Ngan Shing Comm. Centre, City One Shatin

(c) The Hongkong and Shanghai Banking Corporation Limited

Hong Kong Island:	
Hong Kong Office	Correspondence Department, Basement Level 1, 1 Queen's Road Central, HK

(d) Industrial and Commercial Bank of China (Asia) Limited

Hong Kong Island:	
Queen's Road Central Branch	122-126 Queen's Road Central, Central
Sheung Wan Branch	Shop F, G/F, Kai Tak Commercial Building, 317-319 Des Voeux Road Central, Sheung Wan
Wanchai Branch	117-123 Hennessy Road, Wanchai
Kowloon:	
Mei Foo Branch	Shop N95A, 1/F, Mount Sterling Mall, Mei Foo Sun Chuen
Kwun Tong Branch	G/F, Lemmi Centre, 50 Hoi Yuen Road, Kwun Tong
New Territories:	
Sha Tsui Road Branch	Shop 4, G/F, Chung On Building, 297-313 Sha Tsui Road, Tsuen Wan

遞交本申請表格

此填妥的申請表格，連同適當支票，必須於2008年3月5日星期三下午4時正前，送往下列收款銀行任何一間分行：

(a) 中國銀行（香港）有限公司

香港島：	
中銀大廈分行	花園道1號3樓
中環永安集團大廈分行	德輔道中71號
軒尼詩道409號分行	灣仔軒尼詩道409-415號
北角僑輝大廈分行	北角英皇道413-415號
九龍：	
旺角分行	旺角彌敦道589號
鑽石山分行	鑽石山荷里活廣場G107號
黃埔花園分行	紅磡黃埔花園第一期商場G8B
新界：	
好運中心分行	沙田橫壆街好運中心
東港城分行	將軍澳東港城101號
荃灣青山道分行	荃灣青山道201-207號

(b) 渣打銀行（香港）有限公司

香港島：	
中環分行	中環皇后大道中16-18號新世界大廈16號舖地下及地庫
銅鑼灣分行	銅鑼灣怡和街38-40A號怡華大廈地下
香港仔分行	香港仔南寧街6號香港仔中心第五期地下4A號
九龍：	
尖沙咀分行	尖沙咀加連威老道10號地下
長沙灣分行	長沙灣長沙灣道828號
新界：	
沙田第一城分行	沙田第一城銀城商場地下30-33號

(c) 香港上海滙豐銀行有限公司

香港島：	
香港總行	香港皇后大道中1號總行大廈地庫

(d) 中國工商銀行（亞洲）有限公司

香港島：	
皇后大道中分行	中環皇后大道中122-126號
上環分行	上環德輔道中317-319號啟德商業大廈地下F號
灣仔分行	灣仔軒尼詩道117-123號
九龍：	
美孚分行	美孚新邨萬事達廣場1樓N95A號
觀塘分行	觀塘開源道50號利寶時中心地下
新界：	
沙咀道分行	荃灣沙咀道297-313號眾安大廈地下4號舖

- authorize the Company to place the name(s) of the underlying applicant(s) on the register of members of the Company as the holder(s) of any Hong Kong Public Offer Shares to be allotted to them, and (subject to the terms and conditions set out in this application form) to send any H Share certificate(s) and/or any refund cheque(s) (where applicable) by ordinary post at that underlying applicant's own risk to the address stated on this application form in accordance with the procedures prescribed in this application form and in the Prospectus;
- **request** that any refund cheque(s) be made payable to the underlying applicant(s);
- **confirm that each underlying applicant has read** the terms and conditions and application procedures set out in this application form and in the Prospectus and **agrees** to be bound by them;
- **represent, warrant and undertake** that the allotment of or application for the Hong Kong Public Offer Shares to the underlying applicants or by underlying applicants or for whose benefit this application is made would not require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong; and
- **agree** that this application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong.

- **授權** 貴公司將相關申請人的姓名／名稱列入 貴公司股東名冊內，作為任何將配發予相關申請人的香港公開發售股份的持有人，並（在符合本申請表格所載的條款及條件的情況下）根據本申請表格及招股說明書所載程序按本申請表格上所示地址以普通郵遞方式寄發任何H股股票及／或任何退款支票（如適用），郵誤風險概由該相關申請人自行承擔；
- **要求**任何退款支票以相關申請人為抬頭人；
- **確認各相關申請人已細閱**本申請表格及招股說明書所載的條款、條件及申請手續，並同**意**受其約束；
- **聲明、保證及承諾**向相關申請人或由相關申請人或為其利益而提出本申請的人士配發或申請香港公開發售股份，不會引致 貴公司須遵從香港以外任何地區的法律或規例的任何規定（不論是否具法律效力）；及
- **同意**本申請、任何對本申請的接納以及因此訂立的合同，將受香港法律規管及按其詮釋。

Signature 簽名	Dated 日期
Name of applicant 申請人姓名	Capacity 身份

2

We, on behalf of the underlying applicants, offer to purchase 我們（代表相關申請人）提出認購	Total number of Shares 股份總數	Hong Kong Public Offer Shares on behalf of the underlying applicants whose details are contained in the read-only CD-ROM submitted with this application form. 股香港公開發售股份（代表相關申請人，其詳細資料載於連同本申請表格遞交的唯讀光碟）。

3

A Cheque 支票	Cheque number 支票編號	drawn on 由	Name of bank 銀行名稱	
is enclosed herewith for 開出金額為	HK$ 港元	being application monies for 作為申請	Number of Shares 股份數目	Hong Kong Public Offer Shares 股香港公開發售股份的申請股款
OR a total of 或合共	Number of cheques enclosed (maximum of 4 cheques per application form) 夾附支票數目（每一申請表格最多可夾附四張支票）	cheques 張支票		
are enclosed for a total sum of 其總金額為	HK$ 港元	being application monies for 作為申請	Number of Shares 股份數目	Hong Kong Public Offer Shares 股香港公開發售股份的申請股款

Please use **BLOCK CAPITAL** letters 請用正楷填寫

4

Name of eIPO Service Provider eIPO服務供應商名稱		
Chinese Name 中文名稱	eIPO Service Provider ID eIPO服務供應商身份證明	
Name of contact person 聯絡人士姓名	Contact number 聯絡電話號碼	Fax number 傳真號碼
Address 地址	**For Broker use 此欄供經紀填寫** Lodged by 申請由以下經紀遞交	
	Broker No. 經紀號碼	
	Broker's Chop 經紀印章	

For bank use 此欄供銀行填寫

CITIC Securities Corporate Finance (HK) Ltd.
26/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Citigroup Global Markets Asia Limited
50/F, Citibank Tower
3 Garden Road, Central
Hong Kong

Macquarie Securities Limited
19/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong



The Board of Directors
China Railway Construction Corporation Limited
No. 40, East, Fuxing Road
Haidian District
Beijing
The People's Republic of China

29 February 2008

Dear Sirs

Company: **China Railway Construction Corporation Limited (the "Company")**
Transaction: **New Listing – Global Offering**
Subject: **Consent Letter**

We refer to the prospectus of the Company dated 29 February 2008 (the "**Prospectus**") in connection with the global offering and the proposed listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited.

We hereby give our consent, and have not withdrawn our consent, to the issue of the Prospectus and all references to our name and our opinion in the form and context in which they appear in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix X to the Prospectus.

Yours faithfully,

For and on behalf of:
CITIC Securities Corporate Finance (HK) Ltd.
Name: Thomas Chiu
Title: Director

For and on behalf of:
CITIC Securities Corporate Finance (HK) Ltd.
Name: Freda Wong
Title: Director

For and on behalf of
Citigroup Global Markets Asia Limited

Name: Jing Zhao
Title: Managing Director

For and on behalf of:
Macquarie Securities Limited
Name: William Je
Title: Managing Director

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
Phone: (852) 2846 9888
Fax: (852) 2868 4432
www.ey.com/china

安永會計師事務所
香港中環金融街8號
國際金融中心2期18樓
電話：(852) 2846 9888
傳真：(852) 2868 4432

PRIVATE AND CONFIDENTIAL

29 February 2008

Board of Directors
China Railway Construction Corporation Limited
No. 40, East, Fuxing Road
Haidian District, Beijing, China

and

CITIC Securities Corporate Finance (HK) Limited
26/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong

and

Citigroup Global Markets Asia Limited
50/F, Citibank Tower
Citibank Plaza
3 Garden Road, Central
Hong Kong

and

Macquarie Securities Limited
19/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong

Dear Sirs,

Global offering of 1,706 million shares (subject to over-allotment option) with nominal value of RMB1 each (the "Global Offering") of China Railway Construction Corporation Limited (the "Company")

We hereby consent the issue of the prospectus of the Company dated 29 February 2008 in connection with the Global Offering (the "Prospectus"), with the inclusion therein of all references to our name, in the form and context in which they appear, including the following:

(i) Our accountants' report dated 29 February 2008 containing, inter alia, the audited consolidated results and cash flows of the Company and its subsidiaries (collectively the "Group") for each of the three years ended 31 December 2004, 2005 and 2006, and for the eleven-month period ended 30 November 2007 and of the state of affairs of the Group as at 31 December 2004, 2005 and 2006, and 30 November 2007 and the state of affairs of the Company as at 30 November 2007 and the unaudited consolidated results and cash flows of the Group for the eleven-month period ended 30 November 2006;

(ii) Our letter dated 29 February 2008 in respect of the unaudited pro forma financial information of the Group; and

(iii) Our letter dated 29 February 2008 in respect of the accounting policies and calculations for the profit estimate of the Group's consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2007.

This letter is being issued in connection with the filing of the listing of the securities on The Stock Exchange of Hong Kong Limited and is not to be used in connection with the offering pursuant to Rule 144A of the Securities Act of 1933 (as amended) in the United States of America.

Yours faithfully,

Ernst & Young

Corporate valuation and consultancy
www.sallmanns.com

22nd Floor, Siu On Centre
188 Lockhart Road
Wanchai, Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

The Board of Directors
China Railway Construction Corporation Limited
East, No. 40 Fuxing Road
Haidian District
Beijing
The People's Republic of China

29 February 2008

Dear Sirs,

Company: **China Railway Construction Corporation Limited (the "Company")**
Transaction: **New Listing – Global Offering**
Subject: **Consent Letter**

We refer to the Prospectus of the Company dated 29 February 2008, (the "**Prospectus**") in relation to the global offering and the proposed listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited.

We hereby give our consent, and have not withdrawn our consent, to the issue of the Prospectus, with the inclusion therein of our name and our letter, summary of values and valuation certificates in connection with our valuations of the properties in which the Company and its subsidiaries have interests, the text of which is set out in Appendix IV to the Prospectus and the references therein to our name in the form and context in which they are respectively included in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix X to the Prospectus.

Yours faithfully,
for and on behalf of
SALLMANNS (FAR EAST) LIMITED

Paul L. Brown
BSc FRICS FHKIS
Director

北京市德恒律师事务所 Beijing Deheng Law Office

12/F,Tower B, Focus Place, No. 19 Finance Street,
Beijing 100032, P.R.China
中国北京市西城区金融街 19 号
富凯大厦 B 座十二层 邮编：100032

电话 Tel: +86 10 6657 5888
传真 Fax: +86 10 6523 2181
网站 Website: www.dehenglaw.com
电邮 E-mail: deheng@dehenglaw.com

29 February 2008

The Board of Directors
China Railway Construction Corporation Limited
East, No.40 Fuxing Road, Haidian District
Beijing
The People's Republic of China

Dear Sirs,

Company: China Railway Construction Corporation Limited (the "Company")
Transaction: New Listing-Global Offering
Subject: Consent Letter

We refer to the prospectus of the Company dated 29 February 2008 (the "**Prospectus**") in connection with the global offering and the proposed listing of its H shares on the Main Board of the Stock Exchange of Hong Kong Limited.

We hereby give our consent, and have not withdrawn our consent, to the issue of the Prospectus and all references to our name and our opinion in the form and context in which they appear in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix X to the Prospectus.

Yours faithfully,

For and on behalf of
Beijing Deheng Law Office

Name: Chen Jingru
Title: Partner

CITIC Securities Corporate Finance (HK) Limited
26/F, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Citigroup Global Markets Asia Limited
50/F, Citibank Tower
Citibank Plaza
3 Garden Road, Central
Hong Kong

Macquarie Securities Limited
19/F, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

BY HAND

To: The Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Registrar of Companies
The Company Registry
Queensway Government Offices
15th Floor
66 Queensway
Hong Kong

RECEIVED
2008 MAY 13 P 1:21



29 February 2008

Dear Sirs

Company: China Railway Construction Corporation Limited (the "Company")
Case Number: 20071220-I07116-0006
Transaction Type: Primary listing on the Main Board of the Stock Exchange
Subject: Certificate regarding the translator's competency

We, as joint sponsors to the proposed listing of the Shares of the Company (the "**Proposed Listing**"), hereby certify that Mr. Chan Ho Chung of Bowne International L.L.C at Room 3402, Citibank Tower, 3 Garden Road, Hong Kong, is competent to have given the certificate as to the Chinese translations of the Company's prospectus dated 29 February 2008 in respect of the Proposed Listing and the related white, yellow and green application forms of the Company which are delivered to you for registration.

Yours faithfully,

For and on behalf of

CITIC Securities Corporate Finance (HK) Limited

Name: Thomas Chiu
Title: Director, Corporate Finance

Name: Freda Wong
Title: Director, Corporate Finance

For and on behalf of
Citigroup Global Markets Asia Limited

Name: Jing Zhao
Title: Managing Director

For and on behalf of:
Macquarie Securities Limited
Name: William Je
Title: Managing Director

852/ 2526-0688
Fax: 852/ 2526-1200

BOWNE

The Registrar of Companies
The Companies Registry
15th Floor, Queensway Government Offices
66 Queensway
Hong Kong

29 February 2008

Dear Sirs:

China Railway Construction Corporation Limited (the "Company")
(A joint stock limited company in the People's Republic of China with limited liability)
Global Offering

I hereby certify that the Chinese translation of the prospectus of the Company dated 29 February 2008 and the white, yellow and green application forms regarding the captioned matter submitted for registration herewith is true, complete and accurate translation of the English version of the same.

Yours faithfully

Name: Chan Ho Chung
Position: Senior Project Coordinator
Employer: Bowne Translation Services

香港交易所
The Stock Exchange of Hong Kong Limited
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

Our Ref.: LD-20080227-00012

2008 MAY 13 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 February 2008

The Registrar of Companies
15th Floor, Queensway Government Offices
66 Queensway, Hong Kong

Attn: Mr. Alan Fong

Dear Sir,

Company	:	**China Railway Construction Corporation Limited (the "Company")**
Case Number	:	**20071220-I07116-0006**
Transaction Type	:	**New Listing – Primary Listing on HKSE**
Subject	:	**Prospectus for New Issue (the "Prospectus")**

This is to certify that the enclosed Prospectus and the white, yellow and green application forms (the "**Application Forms**") duly chopped are authorised for registration pursuant to section 342(C) of the Companies Ordinance. The following documents are required to be endorsed on or attached to the copy of the Prospectus to be registered:-

a. the original and a certified copy of the power of attorney given by Mr. Li Guorui dated 29 January 2008;

b. the originals of the consent letters signed by each of (i) Citigroup Global Markets Asia Limited; (ii) CITIC Securities Corporate Finance (HK) Limited; (iii) Macquarie Securities Limited; (iv) Ernst & Young; (v) Beijing Deheng Law Office; and (vi) Sallmanns (Far East) Ltd.; and

c. one set of certified copies of each of the material contracts referred to under the paragraph headed "Material contracts" in Appendix IX to the Prospectus.

The originals of the certificates relating to the translation of the Prospectus and the Application Forms are also enclosed.

Yours faithfully
For and on behalf of
The Stock Exchange of Hong Kong Limited

Barry Chan
Assistant Vice President
Listing Division

Encl.

BC/EC/CaC/SL/BT

L:\IPO Transactions\MB IPO\China Railway Construction\Letters and faxes\L080228 (authorisation for registration).DOC

香港交易及結算所有限公司
Hong Kong Exchanges and Clearing Limited

香港中環港景街一號國際金融中心一期12樓
12/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
電話 Tel: +852 2522 1122 傳真 Fax: +852 2295 3106 網址 Website: www.hkex.com.hk 電郵 E-mail: info@hkex.com.hk

A6(a): restructuring agreement between the Company and CRCCG dated 5 November 2007

Please see the English summary at the beginning of this Volume.

RECEIVED
2008 MAY 13 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中国铁道建筑总公司

与

中国铁建股份有限公司（筹）

之

重组协议

2007年11月

目 录

第一条 定义……2
第二条 重组……7
第三条 发起人出资……8
第四条 声明与保证……10
第五条 重组实施……12
第六条 税项……15
第七条 赔偿责任……16
第八条 持续有效……18
第九条 不竞争……18
第十条 争议解决……18
第十一条 公告……18
第十二条 通知……19
第十三条 完整协议……19
第十四条 冲突……19
第十五条 不得让与……20
第十六条 可分割性……20
第十七条 不放弃……20
第十八条 情势变更……20
第十九条 不可抗力……21
第二十条 适用法律……21
第二十一条 附件……21
第二十二条 未尽事宜……22
第二十三条 修订……22
第二十四条 语言……22
第二十五条 正本……22
第二十六条 费用和开支……22
第二十七条 签署及生效……23
附件一 发起人的进一步声明和保证……25
附件二 重组批复……42
附件三 注入资产及/或权益清单……43
附件四 存续企业名单……46
附件五 需办理转移予股份公司法律手续的合同清单……50

重 组 协 议

本重组协议（以下简称“本协议”）于二零零七年十一月五日由以下双方在中华人民共和国（以下简称“中国”）北京市签订：

中国铁道建筑总公司（以下简称“发起人”），一家依中国法律合法成立并有效存续的全民所有制企业，企业法人营业执照号码为（1000001001066），住所为北京市复兴路40号，法定代表人为李国瑞；

中国铁建股份有限公司（筹）（以下简称“股份公司” ），一家由发起人依中国法律独家发起设立的股份有限公司；

发起人和股份公司合称双方。

鉴于：

一、发起人（定义见本协议第一条）作为国家授权投资的机构，依法持有或通过受让/划转等方式依法取得列载于资产评估报告（定义见本协议第一条）的资产及或权益（以下简称“注入资产及/或权益” ）。

二、2007年8月17日，国务院国资委下发《关于中国铁道建筑总公司整体重组并境内外上市的批复》（国资改革[2007]878号），同意发起人整体重组，将其列载于本协议附件三的注入资产及/或权益通过本次重组投入股份公司。

三、发起人以其列载于详见本协议附件三“注入资产及/或权益清单”中的资产及或权益作为出资投入股份公司，以独家发起方式成立股份公司。为此，发起人及或重组企业与股份公司及或附属企业（定义见本协议第一条）已着手进行相关的重组（定义见本协议第一条）。

四、经发起人于2007年10月12日召开的第四次董事会决议，同意成立股份公司筹备委员会(下称“筹备委员会”)，筹备委员会在股份公司筹建期间可为设立股份公司之目的及或为股份公司之利益而代表股份公司作出任何声明与承诺或接受任何协议之安排（包括但不限于本协议之安排）；其在筹建期间为设立股份公司之目的及或为股份公司之利益而签署的任何协议、声明、承诺等文件（包括但不限于本协议），除相关文件另有规定外，均视为代表股份公司而签署，相关权利义务在股份公司成立后当然由其承继。

五、股份公司成立后拟向中国境内和境外投资者公开发行股票并分别在上海证交所和香港联交所主板上市。

六、根据本协议，在股份公司成立时，发起人拥有股份公司100%的股份，在股份公司公开发行股票后，发起人仍将为股份公司的控股股东。

七、为确保重组的内容和目的得到贯彻和实现，保障双方的合法权益，双方同意根据本协议的规定对重组及与重组有关事项作出适当的安排。

据此，双方立约如下：

第一条　　定义

1.1　除非本协议另有规定，下述用语在本协议内有下列含义：

发起人	指中国铁道建筑总公司。
股份公司	指中国铁建股份有限公司。
重组	指发起人的重组，即发起人依据重组文件(定义见下文)发起设立股份公司并就股份公司的成立而进行注入资产及/或权益以及相关业务的划转、转让，包括以该等注入资产及/或权益在相关期间（定义见下文）新设立附属企业，并取得重组批复（定义见下文），以及发起人促使其重组企业（定义见下文）与股份公司及其附属企业（定义见下文）订立本协议及有关协议（定义见下文）和相关安排。
股份公司成立日	指股份公司在国家工商行政管理总局设立登记之日。
重组生效日	指股份公司成立日。
重组完成日	指重组按重组文件实际完成的日期，截止日不超过重组生效日之日起的第 180 日或双方另行协商确定的时间。
基准日	指审计及评估基准日，即 2006 年 12 月 31 日。
审计机构	指安永华明会计师事务所。
模拟财务报表	指股份公司根据中国《企业会计准则》编制的、经审计机构审计并于 2007 年 9 月 23 日签署出具的截止 2006 年 12 月 31 日的三个完整会计年度的模拟财务报表（连同有关附件）。
企业会计准则	指中国财政部 2006 年颁布的企业会计准则及应用指南和其他相关规定
审计报告	指审计机构于 2007 年 9 月 23 日对股份公司截止 2006 年 12 月 31 日的三个完整会计年度的模拟财务报表出具的安永华明（2007）审字第 12316568-A02 号《专项审计报告》。

资产评估机构	指中发国际资产评估有限公司。
资产评估报告	指资产评估机构于 2007 年 9 月 24 日出具的以 2006 年 12 月 31 日为基准日的《中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目资产评估报告》(中发评报字[2007]第 148 号)，该报告经国务院国资委核准。
评估核准值	指经国务院国资委核准的由发起人投入股份公司的注入资产及/或权益在基准日的经评估后的净值。
相关期间	指自基准日（不包括基准日当日）至股份公司成立日（包括股份公司成立日当日）的期间。
重组企业	指就发起人而言，符合下列条件之一的，重组前原属发起人下属的任何公司、企业或其他具有法人资格的实体：(a) 超过 50%的股权/股份/投资权益由发起人持有；或 (b) 超过 30%的股份表决权被发起人支配；或 (c) 能够决定公司董事会半数以上成员选任的股份表决权被发起人支配；或 (d) 足以对公司股东大会的决议产生重大影响的股份表决权被发起人支配。
附属企业	指就股份公司而言，作为注入资产及/或权益进入股份公司并符合下列条件之一的任何公司、企业或其他拥有法人资格的实体，包括其：(a) 超过 50%的股权/股份/投资权益由股份公司持有；或 (b) 超过 30%的股份表决权被股份公司支配；或 (c) 能够决定公司董事会半数以上成员选任的股份表决权被股份公司支配；或 (d) 足以对公司股东大会的决议产生重大影响的股份表决权被股份公司支配。
存续企业	指就发起人而言，包括但不限于列入本协议附件四的在股份公司成立后未进入股份公司的重组企业或任何其他需剥离的实体。

控股股东	指就股份公司而言，持有其过半数的股份或过半数的投票权或享有过半数的可分配利润或控制其董事会的组成的股东。在本协议中，特指发起人。
注入资产及/或权益	指附件三列载的发起人依据重组文件注入股份公司的资产、权益（包括重组过程中形成的股权）和由股份公司承担的负债及相关业务。
相关业务	指与注入资产及/或权益相关的所有业务。
重大合同	指金额超过 5000 万（人民币元）或金额虽不到 5000 万（人民币元），但对本企业的生产、经营、管理具有重大影响合同。
重大诉讼、仲裁	指标的额超过 5000 万（人民币元）的诉讼、仲裁案件。
重组请示	指发起人为本次重组向国务院国资委报送的《关于中国铁道建筑总公司股份制改革并上市的请示》。
重组批复	指涉及重组并列载于本协议附件二的同意、授权、批准、豁免及其它批复文件。
有关协议	指涉及重组的各项协议，包括但不限于发起人和股份公司为本次重组签署的避免同业竞争协议和关联交易协议。
重组文件	指本协议、重组请示、重组批复、审计报告、资产评估报告及有关协议。
发起人的进一步声明和保证	指发起人向股份公司作出并列载于本协议附件一的声明、保证和承诺条款。
税项	指所有形式的税项：包括在中国及中国以外任何国家或地区征收的税项，及由任何法定的、政府的、国家的、省份的、地方的或自治地方的任何权力机关收取或征收的，并不论是就有关利润、收入、收益、销售、贸易、知识产权、有形或无形资产

	或其他专项所收取或征收的所有形式的税项及费用或与之有关的款项，其中包括但不限于征收的所得税、利息税、增值税、营业税、资源税、消费税、契税、土地使用税、关税、印花税以及：（a）因承包或与有关部门的类似安排而应征收的税费或上缴的款项；（b）任何额外或加征的税费，无论该等税费是因已征收或已缴纳的税费不足，或已征收或已缴纳的税费曾获得的或享受的减免优惠不适当或不合法而产生；（c）任何与税费有关的罚款、滞纳金或其他应缴款。“税”一词亦应按此解释。
中国	指中华人民共和国，为方便表述，在本协议中未包括香港特别行政区、澳门特别行政区和台湾省。
中国法律	指中国的法律、法规或地方性法规。
国务院国资委	指中国国务院国有资产监督管理委员会。
证监会	指中国证券监督管理委员会。
国土资源部	指中国国土资源部。
上海证交所	指上海证券交易所。
香港联交所	指香港联合交易所有限公司。
人民币	指中国的法定货币，其基本单位为“元”。
日	指日历日。

1.2 在本协议内：

1.2.1 所提及的协议或其他文件应指有关协议或重组文件，以及根据有关的条款而不时被其他协议对其所作出的修改、增补、取代或继承；

1.2.2 除非另有说明，所提及的条与附件，均指本协议的条与附件；所提及的款，均指提及该款的条文中所包含的款；所提及的段，均指提及该段的款中所包含的段；以及

1.2.3 条文及附件的标题只是为方便阅读而设置，不影响本协议文义的解释。

第二条　　重组

2.1　本协议双方在此确认，已同意重组，并就重组由本协议双方签订有关协议及保证各自促使重组企业、附属企业遵守、执行。

2.2　发起人确认在股份公司成立日，重组已获得中国政府主管部门的有效批准，该等文件已列于本协议附件二。

2.3　本协议双方同意，重组自重组生效日起正式生效。

2.4　本协议双方在此同意并确认，将按重组文件的有关规定实施重组，并就重组签署或促使重组企业、附属企业签署有关协议或文件及/或从事下列行为：

2.4.1 除本协议另有规定外，根据重组文件的规定，以其现状，合法、有效、完整地向股份公司转让及交付注入资产及/或权益；

2.4.2 就注入资产及/或权益，依法完成有关的政府审批和变更登记等手续；

2.4.3 就股份公司与发起人及或其存续企业之间的各类交易签订各项协议；以及

2.4.4 根据重组文件的规定，完成其他重组事项。

2.5　关于发起人注入资产及/或权益所涉权利义务之归属，本协议双方同意：

2.5.1 除非本协议另有约定，自重组生效日起，股份公司享有发起人注入资

产及/或权益项下的所有资产所有权、债权、权利和权益，承担注入资产及/或权益项下已经书面披露的负债、责任和义务以及相关业务；

2.5.2 除非本协议另有约定，注入资产及/或权益在相关期间如果实现盈利，因盈利或其他原因而增加的净资产归发起人所有；如果发生亏损，对因亏损或其他原因而减少的净资产，发起人应以现金方式补足；

2.5.3 股份公司对发起人根据重组文件的规定保留的其他资产、权利、权益、债务和义务（包括潜在的债务和义务）不承担任何义务或责任，并对其不享有任何权利；以及

2.5.4 发起人继续对其保留的资产、权利、权益、债务和义务（包括潜在的债务和义务）及有关义务承担全部责任。

2.6 双方同意，除本协议另有约定者外，自重组生效日起，双方应尽快并在重组完成日前办理完毕注入资产及/或权益的交割及权属变更手续，包括但不限于注入资产及/或权益的移交、完成工商变更登记、资产过户手续等。

2.7 双方同意，模拟财务报表中体现的模拟调整所指的相关土地及房产剥离的生效日为 2007 年 9 月 30 日。

第三条 发起人出资

3.1 关于发起人的出资总额，本协议双方同意：

3.1.1 发起人以其拥有的列于注入资产及/或权益清单（详见本协议附件三）的资产及/或权益作为出资投入股份公司；

3.1.2 发起人确认，其注入资产及/或权益已由资产评估机构对其进行估值，该评估值记载于资产评估报告，并经国务院国资委核准确认；

3.1.3 发起人向股份公司投入注入资产及/或权益的价值应与评估核准值相

等；以及

3.1.4 发起人注入资产及/或权益以及相关业务在相关期间发生的损益按照本协议第 2.5.2 相关规定处理。

3.2 本协议双方同意，发起人注入资产及/或权益的评估核准值人民币 949,874.43 万元依法按 84.22165865％的比例折为股份公司股本人民币 800,000 万元，股份 800,000 万股（每股面值人民币壹元），净值超过股本值的部分记为资本公积。

3.3 本协议双方同意，经股份公司创立大会作出相关决议后，股份公司向发起人发行每股面值为人民币壹元的普通股股份 800,000 万股，并将经发起人认购的股本人民币 800,000 万元，在公司登记机关登记为股份公司注册资本。

3.4 经过本协议 3.3 条所述发行后，股份公司股份总数为 800,000 万股（每股面值为人民币壹元），均由发起人持有，占股份公司总股本的 100%。

3.5 发起人确认，经过本协议 3.3 条所述发行后，股份公司已向发起人支付了注入资产及/或权益的全部对价，发起人于本协议项下已无任何权利、权力要求股份公司向其支付关于注入资产及/或权益的任何其他对价。

3.6 双方同意，发起人应于股份公司成立之前将其拟投入股份公司的货币资金汇入股份公司的专用验资帐户，并聘请具备合法资质的验资机构对出资进行验证并出具《验资报告》。

对于发起人拟投入股份公司的其他注入资产及/或权益，双方同意按本协议第 2.6 条的规定办理该等资产及/或权益的交割及权属变更手续，并力争在股份公司向证监会提交境内发行股票并上市申请前完成。在发起人向股份公司投入该等注入资产及/或权益后，股份公司将聘请具备合法资质的验资机构对该等注入资产及/或权益进行验证并出具《验资报告》。

3.7 双方同意，除本协议另有约定外，注入资产及/或权益以及相关业务应在基准日被明确界定和列示，并被视为在重组生效日已全部合法、有效地转移并交

付股份公司，而不论注入资产及/或权益以及相关业务在何时完成相关变更登记手续。

第四条　　声明与保证

4.1　发起人向股份公司作出附件一中所述及以下声明和保证：

4.1.1 发起人为根据中国法律成立并存续的企业法人，具有占有、使用、收益和处分注入资产及/或权益以及从事其营业执照或其章程所载的业务所需的权利和授权，并具有权利、权力及能力订立及履行本协议项下的所有义务和承担所有责任，且本协议一经签署将构成对其合法、有效的约束；

4.1.2 除非另有书面披露，本条所载列的各项声明、保证和承诺及本协议附件一中的保证在各方面均属真实、完整、准确并持续有效的，且在任何方面不含有误导成份；

4.1.3 除非另有书面披露及/或本协议另有规定外，发起人向股份公司注入资产及/或权益所需要的一切有关的批准、许可、授权、同意、确认、豁免、注册、登记等均已取得或完成，且该等批准、许可、授权、同意、确认、豁免、注册、登记等均为有效；

4.1.4 除已在模拟财务报表中披露的负债及在相关期间注入资产及/或权益正常经营所产生的负债之外，股份公司在重组生效日无其他负债（包括或有负债），且在相关期间注入资产及/或权益正常经营所产生的负债应按照本协议 2.5 的规定处理；

4.1.5 发起人及/或重组企业无任何严重违反中国法律或法规的并可能导致股份公司遭受重大经济损失的行为，包括但不限于无任何可能导致股份公司遭受重大经济损失的侵犯第三方的专利权、版权、专有技术、设计、商标、域名、商誉或其他受法律保护的知识产权的行为；

4.1.6 除非已在模拟财务报表中披露或另有书面披露，不存在针对发起人及/或重组企业（以原告、被告或其他身份）未决的或有威胁将进行的、与股份公司业务或资产有关并可能对股份公司业务经营、注入资产及或权益产生重大不利影响的诉讼、仲裁、索赔或其他法律程序；也不存在任何可能对股份公司业务经营、注入资产及或权益产生重大不利影响的索偿要求，或任何可能导致该索偿要求的事实；

4.1.7 在取得有关批准（如需要）及/或办理完毕相应变更登记手续后，发起人从国家行业主管部门获得的与股份公司从事的业务有关的所有经营许可证、执照、批准证书、证明书和授权书将适用于股份公司；发起人将不实施任何可能对该等许可证、执照、批准证书、证明书和授权书的合法性、有效性以及可续展性或股份公司依照中国法律和法规从事业务的能力产生不利影响的作为或者不作为。该等许可证、执照、批准证书、证明书和授权书的变更登记手续应自重组生效日起及时办理，并应在重组完成日前完成。

4.2 如果发起人违反上述及附件一所载任何声明和保证而令股份公司及/或附属企业蒙受任何损失，发起人同意按本协议第七条的规定并依股份公司及或附属企业的要求使其获得全面、充分、及时并有效的赔偿。

4.3 关于本协议 4.2 条所述赔偿，发起人同意，不应因股份公司或其任何代理人、专业顾问在任何时间可能已获悉有关注入资产及/或权益的资料（惟本协议、模拟财务报表或重组文件内所详细及清楚列明的资料除外），而引致其索偿款额减低；发起人亦不应以股份公司已经知道或应该知道或推定股份公司已知悉任何引起该项索偿发生的情况及有关资料（惟本协议、模拟财务报表或重组文件内所详细及清楚列明的资料除外），作为对有关索偿的抗辩理由。

4.4 在发起设立股份公司过程中，发起人向有关中介机构（包括但不限于证券承销机构、律师事务所、审计机构及评估机构）提供的有关资料在所有重大方面是真实、准确、完整并无误导成分的。

4.5 发起人同意，上述声明和保证的每一项均无损于上述声明和保证中的任何

其他条款；且本协议并没有任何规定可限制上述声明和保证的任何条款的范围或适用。

4.6 发起人同意，除非股份公司签署一份明确并获正式授权的书面豁免或解除文件而明确放弃相关权利，其他任何行为均不应影响股份公司就发起人任何违反该等声明、保证的行为而行使有关权利和采取补救措施，而任何权利或补救措施的单独或部分行使，不应排除任何进一步或其他权利或补救措施的行使。股份公司签署的任何书面豁免或解除文件，不构成股份公司放弃任何其他权利、权力或者补救行动。

4.7 发起人同意，在本协议及有关协议项下的所有安排已告完成后，上述声明和保证仍应继续完全有效。

4.8 发起人同意，上述声明和保证并不影响或损害有关协议项下列载的声明及保证，且有关协议项下列载的声明及保证仍将按有关协议的条款对发起人及/或存续企业有效。

第五条 重组实施

5.1 本次安排之重组实施，包括发起人于重组生效日前已经进行并完成的部分（阶段）重组。

5.2 在不影响发起人于本协议第四条保证的前提下，股份公司成立后，发起人与股份公司应密切合作，尽一切努力于重组完成日前完成所有于重组生效日尚未完成的重组事项、步骤及程序，使重组完成并完全有效。

5.3 本协议双方应采取一切必要措施以确保重组按本协议的规定全面实施、完整履行。本款所述“一切必要措施”包括但不限于：签订或促使他人签订任何文件，就重组申请和获得任何有关批准、同意、许可、授权、确认或豁免，使股份公司取得所有因经营其业务所需的或与注入资产及/或权益有关的许可、同

意、授权、确认或豁免；按有关程序办理一切有关注册、登记或备案手续等。

5.4 发起人承诺，在相关期间，发起人在其正常的经营活动中，已根据惯常的方式经营、管理、使用和维护注入资产及/或权益。

5.5 在不影响 4.1 条项下有关款项的前提下，在重组生效日后（含重组生效日当日）如发生与注入资产及/或权益有关的任何诉讼或仲裁，股份公司有权作为当事人参加此诉讼和仲裁，享有有关权利并承担有关义务。

5.6 除股份公司根据本协议明确承担的债务、责任外，其他的任何债务、责任（包括但不限于发起人未向股份公司披露的或有事项、或有负债，除非发起人证明已向股份公司披露且股份公司已确认单方承担责任）仍由发起人承担，由前述债务、责任而产生的诉讼判决、裁定或仲裁裁决责任和相关费用亦由发起人承担。

5.7 本协议双方同意注入资产及/或权益涉及第三方利益或需经第三方许可时做出如下安排：

5.7.1 如注入资产及/或权益项下的任何资产、权益或负债注入股份公司前必须事先取得任何第三方的授权、批准、同意、许可、确认或豁免，而该等手续在重组生效日之前（含重组生效日当日）未能完成的，则除双方应按上述 5.2 条规定采取行动外，还应采取如下措施：

5.7.1.1 发起人应代表股份公司并根据诚实信用的原则为股份公司最大利益，继续持有该等资产、权益和负债，直至该等资产、权益和负债可以按本协议的规定合法有效地、完全地注入股份公司；以及

5.7.1.2 若任何必须取得的第三方授权、批准、同意、许可、确认或豁免直至重组完成日仍未获取，则股份公司有权以书面形式作出决定，视该等注入资产及/或权益、业务未被重组注入，发起人收到股份公司的书面决定后须向股份公司补偿由此引致的一切费用、损失和责任，包括但不限于股份公司为获得相应代替资产、权益、业务需发生的一切费用和责任，本协议另有约定者除

外。

5.7.2 为便于重组的实施，自重组生效日起，应股份公司要求，发起人应继续为股份公司与第三方之间的业务往来提供协助，并促使股份公司与第三方建立良好的业务关系。

5.7.3 除本协议另有约定外，发起人不应为提供上述任何工作而要求股份公司支付任何费用或酬金。

5.8 发起人按照 5.7 款规定代表股份公司并为股份公司利益继续持有注入资产及/或权益期间，该等资产及/或权益所引起的或与之有关的一切权利、权益、盈利及一切责任、损失及索赔（不包括发起人未履行其在 5.7 条项下的义务而引起的责任、损失及索赔）由股份公司享有和承担。但因发起人自身的原因（包括但不限于任何过失、过错或违法行为）而引起的一切损失及索赔均由发起人承担。

5.9 在重组实施过程中，对于双方之间的资产、负债的划分如有任何不明确之处，应以资产评估报告及为编制资产评估报告而参考的其它文件所载明的具体资产负债划分为准。如有需要，亦可参考编制资产评估报告时使用的资产负债调整计算公式及其他有关工作文件。

5.10 发起人和股份公司相互承诺，如在重组生效日后收到应属于对方的任何应收款项，将于该款项收讫和确认后三十日内将其支付给对方。

5.11 本协议双方同意将注入资产及/或权益相关资料的移交做出如下安排：

5.11.1 发起人应将股份公司正常经营所需的或与注入资产及/或权益有关的业务记录、客户供应商记录、财务会计记录、营运记录、营运数据、营运统计资料、说明书、维护手册、培训手册以及有关技术记录，技术资料、技术数据、技术图纸、技术手册、技术书籍、研究与开发项目的资料及其他一切技术诀窍资料(无论是以文字书写的或保存于电脑、计算机内的或以任何其他方式保存的)移交给股份公司；

5.11.2 如果该等资料移交未能在重组生效日之前（含重组生效日当日）完成，除双方应采取一切必要措施以促使该等移交尽早（最迟不超过重组完成日）完成外，发起人应代表股份公司并为股份公司利益继续持有并遵循安全、保密的原则妥善保存该等资料直至该等资料合法地、完整地移交于股份公司。发起人持有并保存该等资料期间，股份公司可无偿使用该等资料且发起人应为股份公司的使用提供一切方便；以及

5.11.3 如果该等资料因其特殊性质（如不可分割）而无法移交给股份公司，双方同意由发起人妥善保存该等资料并将该等资料放置于方便之处，且发起人应因股份公司之要求允许股份公司随时免费查阅、复制或以任何其他方式使用。

5.12 发起人与股份公司将依据所签署的各类关联交易协议，以及发起人及/或存续企业与股份公司及/或附属企业间不时签订的关联交易具体协议，按照市场公允价值和条件，在股份公司成立后相互为对方提供房屋租赁、土地使用权租赁、产品和配套服务互供、技术合作、综合服务等项服务。

5.13 发起人同意在股份公司成立后协助股份公司取得（无论以申请或变更方式）所有因经营其业务所需的资质、许可证、同意、授权、确认及豁免，按有关程序办理一切有关注册、登记或备案手续。

5.14 本协议双方同意，就本协议中并未具体规定而为保障适当、全面实行重组及/或履行本协议规定而必须处理或解决的事项，采取真诚的态度协商，寻求一个公平及适当的安排，以解决有关事项，令本协议双方均感满意。

第六条 税项

6.1 在不影响本协议第 7.1 条的前提下，发起人同意承担以下税项：

6.1.1 与拥有、管理、经营或运作注入资产及/或权益有关的、在重组生效日之前（不含重组生效日当日）产生的一切税项，无论该税项是在重组生效日当

天或在该日以前或以后征收或缴纳，但根据本协议第 2.5 条的规定应由股份公司承担的义务和责任（包括税项）除外；

6.1.2 一切与按重组文件、模拟财务报表和本协议的规定注入股份公司的资产及/或权益在重组生效日前（不含重组生效日）产生的、没有在模拟财务报表中计提的税项；

6.1.3 一切与按重组文件、模拟财务报表和本协议的规定保留在发起人处、不注入股份公司的资产、权益和负债及其相关业务有关的或因其而产生或发生的税项；以及

因注入资产及/或权益评估增值而产生的根据法律规定应由发起人承担的全部税项。6.2 除本协议 6.3 款另有规定者外，股份公司同意承担一切与持有、管理、经营或运营注入资产及/或权益有关的、在重组生效日以后所产生的一切税项。

6.3 除本协议另有规定外，一切因发起人按照重组文件、模拟财务报表和本协议的规定把注入资产及/或权益投入股份公司或与之相关而产生或发生的税项，由发起人、股份公司按照中国法律规定分别承担。

第七条　　赔偿责任

7.1　发起人承诺，如股份公司因下列事项遭受损失，发起人应向股份公司进行完全、充分、及时和有效的赔偿：

7.1.1 上述第 6.1 条所述税项及与该等税项相关的一切检控、索偿、诉讼、仲裁、损失、赔偿、付款、成本、费用和开支（前述各项合称“索赔”，以下条款中“索赔”含义与此处相同）；

7.1.2 上述第 6.3 条中应由发起人承担的税项及与该等税项相关的一切索赔；

7.1.3 股份公司因注入资产及/或权益在 2006 年 12 月 31 日（含 2006 年 12 月 31 日当日）产生或引起的任何索赔，但在模拟财务报表中已为该开支估算进行计提（若有）者除外；

7.1.4 股份公司因发起人原因而招致的如下索赔：

7.1.4.1 在重组生效日当日或之后，发起人在根据本协议第 5.7 条的规定代表股份公司并以股份公司的利益为前提的情况下履行任何合同时，因发起人过失、过错或违法行为所产生或与此相关而发生的任何索赔；

7.1.4.2 在重组生效日之前、当日或之后，股份公司因发起人未按重组文件、模拟财务报表和本协议的规定将注入资产及/或权益注入股份公司及其他违反本协议任何条款（包括但不限于本协议第四条和附件一载明的发起人的声明和保证）而产生或与此相关而发生的任何索赔；

7.1.4.3 在重组生效日之前、当日或之后，股份公司因发起人根据重组文件、模拟财务报表和本协议的规定保留相关资产、权益和负债而产生或与之相关而遭受的任何索赔；以及

7.1.4.4 在重组生效日之前、当日或之后，股份公司因发起人将注入资产及/或权益注入股份公司的行为而产生的或与此相关而发生的任何索赔。

7.2 股份公司向发起人承诺赔偿因股份公司违反本协议任何条款而使发起人遭受损失而产生的合理索赔。

7.3 第 7.1 条和 7.2 条中提及的赔偿事项包括但不限于因解决任何索赔或执行该等索赔的判决、裁定或仲裁裁决而发生的或与此相关的一切付款、费用或开支。但是，因受偿方违反本协议而发生的或与此相关的一切诉讼、仲裁、索赔、付款、费用和开支则不包括在本条规定的补偿范围内。

7.4 任何一方提出任何赔偿要求，均应采用书面形式，并应对与该索赔有关的事实及状况作出合理详尽的描述。

第八条　持续有效

在重组安排已经完成后，本协议内列载的声明、保证、协定及赔偿应继续有效。

第九条　不竞争

发起人向股份公司承诺，将按照双方另行签订的《避免同业竞争协议》的约定，不从事与股份公司主营业务构成直接或间接竞争的业务、产品和服务，并同意赔偿违反该协议而致使股份公司遭受的损失和费用。

第十条　争议解决

如遇任何与本协议的解释或执行有关的争议，双方应努力进行友好协商或接受调解，以解决该等争议。倘若在任何争议发生后三十日内未能以上述方式解决该等争议，则双方应将争议提交北京仲裁委员会仲裁。仲裁裁决是终局的，对双方均有约束力。

第十一条　公告

除按中国法律、上海证交所、香港联交所或任何其他监管机构要求外，本协议任何一方在未获协议他方的事前书面同意前（有关同意不得被无理拒绝或无理延误），不得发表或准许任何人士发表任何与本协议有关的事宜或与本协议任何

附带事宜有关的公告。但因合法原因，有关文件已成为公开文件的除外。

第十二条　通知

12.1 任何在本协议下需要送达的通知必须以书面作出，并必须按本协议文首列载的地址或按协议一方不时向协议另一方书面指定的有关地址、电传、专用电报、电报或传真号码发送。

12.2 任何上述通知必须以专人送达或以邮递等方式发送。任何通知倘以专人送递，应在送达至本协议文首列明的地址并由对方签收视为收到；倘以邮递寄出，应于回执日期视为收到。

第十三条　完整协议

本协议为双方就本协议有关的所有事宜所达成的完整协议，应取代双方之间此前所有就与本协议有关事宜达成的协定(不论是口头或书面)或谅解或其项下条款，但协议或谅解中与本协议不冲突或本协议没有明确规定的除外。

第十四条　冲突

倘若重组的基准、规定或重组文件中的其他文件与本协议的任何条文之间出现明显矛盾，在中国法律允许的情况下，应依据本协议的规定解释重组文件中其他文件的条文。

第十五条　不得让与

未事先经本协议其他方书面同意，任何一方不得让与或声称让与其在本协议项下的任何权利、权益、责任或义务，本协议或中国法律另有规定的除外。

第十六条　可分割性

如本协议所载任何条文根据中国法律而失效、变为不合法或不能强制执行，不影响或损害本协议所载其余条文的有效性、合法性及可强制执行性。

第十七条　不放弃

除非中国法律另有规定，如任何一方不行使、未能行使、或延迟行使其在本协议项下或根据本协议而获赋予的任何权利、权力或补救行动，不构成该方放弃该等或任何其他权利、权力或补救行动。

第十八条　情势变更

如果由于中国法律的原因，导致本协议不能完全履行，双方将本着诚信、互利的原则，对本协议的修改和继续履行进行充分协商。

第十九条 不可抗力

19.1 不可抗力事件，应指本协议双方在签订本协议时无法预见、对其发生无法避免或对其后果无法克服而导致任何一方部分或完全地无法履行本协议任何条款的事件，包括地震、台风、洪水、火灾、战争及任何其他类似无法预见、无法避免或克服的情形，包括一般国际商业惯例公认为不可抗力的事件。

19.2 一旦发生不可抗力事件，履行本协议受阻碍的一方可在不可抗力事件存续期间内中止履行其在本协议的义务，而不得被视为违约，但受阻碍的一方应立即以书面形式通知其他方，并在发生不可抗力事件之日起十五日内根据中国法律向其他方提供该不可抗力事件发生及/或存续的有关证明文件，否则不应被视为存在不可抗力事件。

19.3 如发生不可抗力事件，本协议双方应立即进行协商谋求合理公正的解决，并应尽所有合理的努力以减少该等不可抗力事件对履行本协议所造成的不利影响。

第二十条 适用法律

本协议的订立和履行受中国法律管辖，并须按中国法律解释和执行。

第二十一条 附件

22.1 本协议附件构成本协议的组成部分，并与本协议具有同等法律效力。

22.2 本协议的附件的修订仅可经书面协议作出，并经双方法定代表人或其授权代表签字及加盖公章并须获得双方依据其组织文件而要求的各项批准。

第二十二条　未尽事宜

本协议未尽事宜，由协议双方另行议定，并签订补充协议，补充协议与本协议不一致的，以补充协议为准。

第二十三条　修订

本协议的修订必须由本协议双方以书面形式进行，并经本协议双方法定代表人（或授权代表）签字或盖章后生效。

第二十四条　语言

本协议以中文书就。

第二十五条　正本

本协议正本一式六份，签约双方各持一份，其余由股份公司保存，以供报有关政府主管部门之用。每份正本均具有同等法律效力。

第二十六条　费用和开支

除非本协议中另有规定，双方应自行负担各自在本协议谈判、起草和履行过程中发生的费用和开支。

第二十七条　　签署及生效

本协议经发起人法定代表人签字并加盖发起人公章和股份公司筹备委员会授权代表签字后成立，由股份公司创立大会通过之日起生效。

本协议由下列双方各授权其代表于二零零七年十一月五日订立，以昭信守。



中国铁道建筑总公司（公章）

法定代表人（签字）：

中国铁建股份有限公司（筹）

授权代表（签字）：

本协议由中国铁建股份有限公司成立后签章确认。



中国铁建股份有限公司（公章）

法定代表人（签字）：

二零零七年十一月五日

附件一　发起人的进一步声明和保证

发起人现就有关重组、股份公司成立效力、组织结构及注入资产及/或权益于重组生效日（在有关资产在重组生效日未完成财产权转移手续或未取得有关同意时，则为重组完成日）的状况，在此向股份公司作出如下声明、保证和承诺：

1.一般事项

1.1 重组协议及附件中所载资料均属真实、准确及完整，并无误导。

1.2 发起人签署及履行本协议，不会抵触或导致违反：

(1)发起人章程、营业执照或类似组织文件；

(2)发起人签署的任何涉及重组有效性、可执行性、重组资产等的重要合同，但发起人已获合同他方同意的除外；

(3)任何中国法律；

(4)对发起人或其拥有的任何资产有管辖权的任何法院、仲裁机构、政府部门或其他机关发出的任何判决、裁决或命令；或

(5) 其它任何对发起人有约束力的文件或发起人的承诺或保证。

2.股份

2.1 截至本协议签署日，除发起人在本协议项下的权利及/或已向股份公司书面披露者外，不存在任何第三方拥有股份公司的股份、对股份的购股权或优先认购权，且未设定亦不存在与股份公司股份相关的任何质押、留置、保证或其他

第三方权利。

2.2 截至本协议签署日，除发起人在本协议项下的权利及/或已向股份公司书面披露者外，无任何协议或其他安排需要或可能需要股份公司发行超越其现时已发行股份的额外股本权益，也不存在任何有权利或自称有权利取得任何第三方权利者就股份公司股份向发起人提出任何索偿要求。

3.注入资产及/或权益

根据本协议明确规定将由股份公司取得的注入资产及/或权益：

3.1 除本协议另有规定外，发起人投入股份公司的注入资产及/或权益所需的批准、许可、授权、同意、确认、豁免、注册、登记等均已取得或完成，且该等批准、许可、授权、同意、确认、豁免、注册、登记等均为有效。

3.2 除本协议另有规定者外，发起人向股份公司注入资产及/或权益为发起人合法实际拥有的财产及权益，发起人有权将其转让给股份公司。转让所需的一切法律手续，包括但不限于政府批准及/或第三者批准均已获得，且没有被撤销。

3.3 除本协议另有规定及已作出正式披露者外，注入资产及/或权益没有受任何留置、按揭、抵押、质押、租赁（包括但不限于融资租赁）、许可等权利负担或其他第三方权利所限制；没有受将会或可能会对注入资产及/或权益的价值或对股份公司处置（包括但不限于使用、转让、出售等方式）注入资产及/或权益的能力造成不良的后果的任何条件、指令、规则或其他限制所影响或存在其他任何不利的索偿，亦不存在可能带来或引致上述事件发生的任何协议、安排、承诺或争议。

3.4 在考虑到使用的年期及使用的性质后，发起人转移至股份公司的厂房、机器、工具及其他设备（包括各种车辆及输水、供暖、供汽管道）均在良好的维修状况及操作状态，并已经过并仍在定期及适当保养的过程中。

3.5 注入资产及/或权益待发起人依本协议移交后，将成为股份公司合法所有之

财产及权益，并由股份公司实际占有使用。

3.6 发起人应协助股份公司取得与注入资产及/或权益相关的文件，包括但不限于执照、批复及权属证明。

3.7 发起人注入股份公司的资产及/或权益足以使股份公司全面有效地从事与注入资产及/或权益相关的一切业务。并且，根据重组拟进入股份公司的所有职工足够使股份公司能继续以现行方式或其他合法方式有效地经营注入股份公司的一切业务。

3.8 土地

发起人承诺，就注入资产及/或权益中的土地拥有合法、完整的使用权，且除已向股份公司作出书面披露的之外，没有在该等土地使用权上设定抵押等权利限制或其他任何第三方权利限制。

3.8.1 发起人承诺，注入资产及/或权益中的土地均可以按设定的用途合法使用。

3.8.2 就注入资产及/或权益中发起人注入股份公司的尚待依法完善用地手续的土地使用权，发起人承诺：发起人将或者促使重组企业尽最大努力自重组生效日起三个月内向相关的土地管理部门申领土地使用权证书，该土地使用权证书应以相应的股份公司及/或附属企业为使用权人；发起人将承担办理上述事宜而发生的或与之有关的一切费用、开支、索赔，并赔偿股份公司因此而遭受的损失、索赔、支出和费用，但依法应缴纳的土地出让金及办理有关权证的合法费用由股份公司承担。

3.8.3 对于发起人、重组企业以外的第三方出租给股份公司及/或附属企业使用的土地使用权，发起人保证股份公司及/或附属企业可以无争议的使用该等土地。若该等土地使用权发生权属争议，发起人将负责解决由此发生的一切纠纷，承担由此导致的一切法律责任及由此发生的或与之相关的费用、税收、开支、索赔，确保股份公司及/或附属企业的正常生产经营不受影响，并对由此给股份

公司及/或附属企业造成的一切损失给予补偿。

3.9 房产

3.9.1 发起人承诺，就注入资产及/或权益中的房产拥有合法、完整的所有权或使用权，且在该等房产所有权上没有设置未披露的抵押等权利限制或其他任何第三方权利限制。

3.9.2 发起人承诺，注入资产及/或权益中的房产均为在其合法使用的土地上建筑，均符合国家法律、法规及政府批准的规划方案和用途，均可以按设定的用途合法使用。

3.9.3 就注入资产及/或权益中发起人注入股份公司的尚未取得权属证书的房产及于相关期间新增的房屋和在建工程，发起人承诺：发起人将或促使重组企业尽最大努力在自重组生效日起六个月内（对于发起人尚未办理房屋所有权证书、但具备有效房屋权属证明或在建项目许可证照的房产，应在有关权属证明有效期限内或在建项目完工后）向相关的房屋管理部门申请房屋所有权证，该房屋所有权证应以相应的股份公司及或附属属企业为所有权人；并由发起人承担办理上述事宜而发生的或与之有关的一切费用、开支、索赔，并赔偿股份公司及/或附属企业因此而遭受的损失、索赔、支出和费用。

3.9.4 就发起人及/或存续企业出租给股份公司及/或附属企业使用的未取得权属证书的房屋（如存在），发起人承诺其合法拥有前述房屋的所有权，股份公司及/或附属企业可以无争议的使用该等房屋。若该等房屋发生权属争议，发起人将负责解决由此发生的一切纠纷，承担由此导致的一切法律责任及由此发生的或与之相关的费用、开支、索赔，确保股份公司及/或附属企业的正常生产经营不受影响，并对由此给股份公司及/或附属企业造成的一切损失给予补偿。

3.9.5 就除发起人、重组企业外的第三方出租给股份公司及/或附属企业使用的未取得权属证书的房屋（如存在），发起人保证股份公司及/或附属企业可以无争议的使用该等房屋。若该等房屋发生权属争议，发起人将负责解决由此发生的一切纠纷，承担由此导致的一切法律责任及由此发生的或与之相关的费用、

开支、索赔，确保股份公司及/或附属企业的正常生产经营不受影响；并对由此给股份公司及/或附属企业造成的一切损失给予补偿。

3.10 发起人承诺，如任何人士以附件一第 3.8 和第 3.9 条所载内容不实为由向股份公司提出权利主张或索偿要求，发起人将采取合理步骤或行动维护股份公司的权利和权益，并补偿股份公司因此而遭受的一切损失。

3.11 无形资产与信息资料

3.11.1 发起人投入股份公司及/或附属企业的知识产权(包括但不限于著作权、专利权和商标权)、专有技术、商业秘密和商誉等无形资产均为：

3.11.1.1 有效存在并合法登记注册的（如需要）；

3.11.1.2 没有违反其他任何协议或侵犯任何第三方受法律保护的知识产权等权利；以及

3.11.1.3 除已正式披露的所涉诉讼、仲裁事项外，不存在影响该等知识产权所有权、使用权有效性的任何诉讼、仲裁、争议或其他法律程序。

3.11.2 除已经披露者外，发起人没有允许其他人使用该等无形资产或转让该等无形资产与其他人，且无任何侵害该等无形资产所有权、使用权完整有效性之任何情况。

3.11.5 除已经披露者外，发起人并未实施或参与任何可能限制投入股份公司之信息资料（包括但不限于业务记录、客户或供应商记录、财务及会计记录、营运记录、营运数据、营运统计资料、说明书、维护手册、培训手册，以及有关技术记录、技术资料、技术数据、技术图纸、技术手册、技术书籍、研究与开发项目的资料及其他一切技术诀窍）运用的行为，亦并未向任何第三方披露该等信息资料。

3.11.6 发起人及/或重组企业均无任何可能导致股份公司蒙受任何重大经济损失的侵犯任何第三方受法律保护的知识产权的行为；

3.12 在相关期间，发起人及/或重组企业在其正常的经营活动中，以正常的方式经营、管理、使用和维护注入资产及/或权益。

4.模拟财务报表

4.1 在假定股份公司自2004年1月1日以来有效存续的前提下，股份公司模拟财务报表（含附注）:

4.1.1 在各方面均完整及准确，并真实及公平地反映截至2006年12月31日止三个完整会计年度的每一年的经营成果，以及截至2006年12月31日止三个完整会计年度各年末的资产及负债。

4.1.2 乃根据中国《企业会计准则》编制而成；

4.1.3 已根据中国《企业会计准则》，就股份公司直至基准日止尚未清偿的所有负债及资本性承担（包括或然的、不能量化的或仍在争议中的负债）作出充足的准备或披露；

4.1.4 已根据包括在模拟财务报表附注中列载的原则，就股份公司将被评定的所有税项或就截至2006年12月31日止三个完整会计年度的各年可能需承担的所有税项作出预提；上述预提将足以缴付对股份公司已经评定的或将予评定的所有税项或直至(及包括)基准日止股份公司需要、可能或将会承担与盈利、收入、所得款项、转让、事件及交易有关的所有税项。

4.1.5 并未被任何未有披露的特殊或特别情况所影响；

4.1.6 在所有重大方面公允地反映截止基准日股份公司的资产、负债（包括或有负债）、所有者权益及盈利状况；

4.2 与模拟财务报表所披露的截至2006年12月31日的财务状况比较，于相关期间，股份公司的综合财务状况并无亦将不会有任何重大不利变化。

4.3 与模拟财务报表所披露的截至2006年12月31日的财务状况比较，于相关

期间，除正常生产经营者外，股份公司未发生任何重大债务（包括但不限于或然债务）。

4.4 对于在截至 2006 年 12 月 31 日的模拟财务报表中未作披露和说明的、但针对根据重组文件转让给股份公司的注入资产及/或权益可能存在的所有权利主张和责任，发起人将向股份公司承担赔偿责任。

4.5 截止基准日，股份公司的账目、账簿、分类账、财务及其他任何类型记录：

4.5.1 已遵照依法应适用的会计原则正式编制；

4.5.2 均已充分、适当及准确地纪录及完成；

4.5.3 并无任何重大谬误及偏差；及

4.5.4 真实及公平地反映与相关的所有交易以及财务、合约及贸易状况。

5.银行贷款及其他债务

5.1 发起人于 2007 年 1 月 16 日和 8 月 2 日发行两期短期融资券(总额 20 亿元)，该等短期融资券由股份公司承担兑付责任。如该等融资券持有人要求发起人承担兑付责任，则发起人在承担兑付责任后，可要求股份公司给予相应等额补偿，股份公司应于接到发起人通知之日起十五日内将发起人支付之款项偿还发起人。

除本条上款所述之短期融资券外，股份公司并无已到期未清还的债券，亦未同意设立或发行债券。

5.2 除已作出正式披露者外，股份公司未偿还或可取得的所有债券、承兑信贷、透支、借贷或其他财务融资（于本条称“融资”）：

5.2.1 均遵守有关该等融资的任何文件的任何规定；

5.2.2 并无采取实际行动或遭受威胁要提早偿还任何债务；

5.2.3 并无任何不利于继续获得任何该等融资，或可能导致任何该等融资的条款及条件有任何改变的情况出现；以及

5.2.4 重组或重组所包含的任何其他事宜结果均不会对该等融资造成不利影响，包括但不限于导致任何该等融资中断或于所定到期日之前提早到期或任何该等融资的现有担保中断。

6.合同与合同转移

6.1 发起人及或重组企业已对与注入资产及/或权益、业务有关的合同进行了审慎周详的查询，其详尽准确资料均已向股份公司及或附属企业进行了充分披露：

6.1.1 所有该等合同之交易和安排均在发起人及或重组企业经营业务范围内，且其顺利完成或履行不需要耗费不成比例或不寻常之人力、物力；

6.1.2 所有该等合同均属合法有效，没有被撤销或作废，亦不会由于重组、股份公司股票上市及订立本协议或任何其他情况而终止或受到不利影响；

6.1.3 除已向股份公司书面披露者外，截止本协议签署之日，不存在任何由于违反该等合同之约定而引起的针对股份公司或由股份公司承担的任何索偿和重大责任；在重组生效日后，亦不会发生任何因该等合同而可能引致的索偿或重大责任；

6.1.4 除已向股份公司书面披露者外，截止本协议签署之日，发起人未收到任何该等合同其他各方发出的有关该等合同的解除通知或以其他方式终止该等合同；以及

6.1.5 除已向股份公司书面披露者外，该等合同中约定履行之义务概无发生争议。

6.2 发起人及/或重组企业未签订任何非依公平原则订立的合同或接受其安排，其于本协议签署日期前三年期间的盈利或财务状况并未受任何非依公平原则订

立的合同或安排的重大影响，且股份公司经过审慎周详的查询后，并无发现股份公司的盈利或财务状况可能受任何非依公平原则订立的合同或安排所影响之任何情况。

6.3 与注入资产及/或权益、业务有关的合同中以发起人名义签订的重大合同需转移至股份公司，即该等重大合同主体一方应由发起人变更为股份公司，该等重大合同清单详见本协议<u>附件五</u>。发起人应采取有关行动，以促使该合同清单中列出的重大合同（“转让合同” ）其他方同意股份公司自重组生效日起代替发起人成为有关合同的其中一方，此等代替应通过有关转让合同中的其他方向发起人出具同意函的方式或该等合同各方认可的其他方式进行。

发起人保证在重组完成日前，完成该等合同主体一方由发起人变更为股份公司的工作，并承担办理上述事宜而发生的或与之有关的一切费用、开支、索赔。

6.4 在等待附件一 6.3 条所述同意函期间，就各转让合同的利益而言，发起人及或重组企业应完全地为股份公司的利益而自身或促使合同他方适当履行该等合同，并应促使股份公司获得合同他方许可，履行在转让合同的条款下规定原由发起人履行的所有义务，而股份公司亦应履行该等义务。

6.5 对于在重组生效日之后（含重组生效日当日），尚未取得附件一 6.3 条所述同意函的合同，股份公司有权自行决定是否先行履行该等合同。若股份公司已先行履行该等合同，则发起人应该根据股份公司的要求补偿股份公司由此发生的一切损失和费用。本协议另有约定者除外。

6.6 对于截至重组完成日尚未完成合同主体变更的转让合同，股份公司有权以发起人名义继续履行该等合同直至该等合同履行完毕或办理完毕合同主体变更手续，发起人同意该等合同项下的收入归股份公司所有，且发起人承诺赔偿股份公司因合同主体变更手续未完成而遭受的损失、索赔、支出和费用。如该等转让合同的其他方存在违约情形，发起人应协助股份公司向有关的违约方追究违约责任。本协议另有约定者除外。

6.7 在不限制附件一 6.3 条关于合同转移一般性原则的情况下，双方进一步约定，对于合同债务的转移（包括但不限于因贷款合同而产生之债务）：

6.7.1 相关债权人在股份公司成立后向股份公司主张的就该等债务在重组生效日前发生的除正常利息以外的罚息及其他费用由发起人承担，若股份公司因该等罚息及其他费用而遭受损失，发起人应向股份公司作出足额补偿；以及

6.7.2 除本协议另有约定者外，对于截至重组完成日尚未取得债权人同意函的转移债务，发起人同意在债权人向其主张债权时立即偿付，并及时通知股份公司，股份公司应于接到通知后三十日内偿付该笔款项给发起人。

6.8 第 6.3 条不应被解释为要求股份公司须承担在其成立日期前发生的任何事实或情况而引致的任何转让合同项下不构成注入资产及/或权益的一部分的任何责任。

7.业务经营

7.1 股份公司可根据中国法律及其章程的规定经营业务。

7.2 就现有的银行融资及其他融资渠道而言，股份公司有能力筹集充足营运资金，于重组生效日之后的十二个月内能够继续按现行的形式及目前的经营规划经营其业务，以及可以按照现行的条款和条件实行、进行及完成所有对于股份公司具有约束力而又未完成的订单、项目及合同责任；

7.3 于重组生效日，股份公司并无任何超越期限、超越经营范围、未经授权或无效的任何经营活动或与之相关的合同。

7.4 股份公司作为经营合同主体一方或经营活动执行一方的所有文件均已按要求妥善签署、盖章并由其保存。

7.5 发起人应协助股份公司最迟于向证监会提交境内发行股票并上市申请前取得（无论以申请或变更方式）一切持续有效的资质、许可、同意、授权、确认

及豁免，并按有关程序办理一切有关注册、登记或备案手续，以使其能合法、适当地在其现行经营业务的所有区域内经营其业务。

7.6 办理上条所述事宜而发生的或与之有关的一切费用、开支、索赔由发起人承担；且如因发起人未依本协议之约定办理完毕该等事宜而致股份公司遭受任何损失、索赔、支出和费用，亦应由发起人负责赔偿。

7.7 股份公司无违反该等资质、许可、同意、授权、确认及豁免的任何条款或条件，亦无任何足以影响该等资质、许可、同意、授权、确认及豁免之持续有效性和可续展性之因素。

7.8 除已向股份公司书面披露者外，发起人并无任何重大事项足以致使上条所述资质、许可、同意、授权、确认及豁免被终止或构成对其规定的违反。

7.9 除本协议另有规定及股份公司正常经营所需外，发起人或股份公司并无授权任何人士（无论以明示或默示方式）代表股份公司订立任何合同或作出任何承诺，亦未赋予任何人士任何其他代理权利或权力。

8.税项

模拟财务报表已对截止评估基准日的所有将向股份公司及或附属企业征收或应由股份公司及或附属企业缴付的税项在重大方面作出了计提。

8.1 所有应于重组生效日前由发起人填报由注入资产及/或权益产生或与之相关的税务申报表，已由发起人提交并在规定的时间内以适当的基准正确地填报；上述申报表并未(亦应不会)引起任何争议。就发起人所知或在其作出合理的查询后所应得悉，并无发生任何事件，可能引起上述争议，或可能引起任何税项索偿、或导致任何原应存在的税务减免或优惠的丧失。

8.2 发起人已在各方面遵守了适用其本身税项情况的所有有关中国法律。

8.3 发起人在重组生效日之前使用注入资产及/或权益而涉及的应向政府有关部

门缴纳的各项政府财政性收费，发起人均已依法足额缴纳。如有欠缴的情形，发起人应负责及时足额补缴。如有因此给股份公司造成损害的情形，发起人应给予对股份公司及时及足额的补偿。

8.4 所有涉及发起人应纳税项及为了进行年度评税的申报书，已根据任何法律、规例、法律条文适用的税收法律、法规及适当地及准时地呈交，且所有向税务机关呈交的账目均已遵守了税务机关的规定。

8.5 非正常非公平交易

8.5.1 除已向股份公司作出书面披露者外，发起人并未促使股份公司拥有、同意购买任何下述资产，同意接受任何下述服务或设备：该等资产、服务或设备的价格现时是或将会是高于其市值的，或并不是按公平的基准而确定的；

8.5.2 除已向股份公司作出书面披露者外，发起人并未促使股份公司出售或同意出售任何下述资产，或者提供或同意提供任何下述服务或设备：该等资产、服务或设备的价格现时是或将会是低于市值的，或并不是按公平的基准而确定的；

8.5.3 除已披露者外，发起人并未促使股份公司参与为了税务原因而进行的代替或偏离实际应付或应收款项的交易。

9.进一步保证

自重组生效日至重组完成日，股份公司及或附属企业以其日常及正常的方式继续持续经营。重组生效日后，发起人将不参与或干扰股份公司对于注入资产及/或权益的日常管理。发起人将仅作为股份公司的控股股东，按股份公司章程的规定行使权利并履行义务。

10.遵守法律

10.1 股份公司在经营的各方面，均符合中国法律及其他经营地的一切适用法律、法规及工作守则及其不时有效的组织文件，并无违反中国及其他经营地前述规范性文件或其法院判决而令其财政状况或业务前景遭受严重影响之情形。

10.2 股份公司有关行政人员、代理人及雇员在执行职务期间，并无可能导致股份公司遭受任何重大罚款、惩罚、诉讼或其他责任的触犯中国法律的行为。

11.重大诉讼、仲裁与或有事项

11.1 除已正式披露的重大诉讼、仲裁事项外，不存在针对发起人及/或重组企业（以原告、被告或其他身份）的，与股份公司业务或资产有关并可能对股份公司业务经营、注入资产及/或权益产生重大不利影响的未决重大诉讼、仲裁或其他任何类型的司法或行政法律程序，亦不存在任何可能对股份公司业务经营、注入资产及/或权益产生重大不利影响的索偿要求，或任何可能导致该索赔要求的事实。

11.2 注入资产及/或权益涉及的以发起人作为原告并且已经胜诉的诉讼，若股份公司及或其附属企业不能通过强制执行实现判决内容的，将由发起人就不能实现的全部或部分判决内容给予股份公司及或其附属企业充分、及时的补偿，补偿金额包括股份公司及或其附属企业因此所遭受的一切直接、间接损失。

11.3 除已正式作出披露的事项外，发起人及或重组企业并没有与中国或其他地方的税务或其他政府监管部门发生与股份公司业务或资产有关并可能对股份公司业务经营、注入资产及/或权益产生重大不利影响的任何争议，亦无任何情况可能引起该等争议。

11.4 除已正式作出披露的事项外，发起人及/或重组企业均无任何严重违法并可能导致股份公司蒙受任何重大经济损失的行为。

11.5 股份公司成立后，股份公司及或附属企业为发起人提供担保或其他权益被限制的情形，将自重组生效日起 60 日内予以解除。

11.6除已在资产评估报告中披露的以及在相关期间注入资产及/或权益于正常经营中产生的负债之外，股份公司及其附属企业无任何其他负债（包括或有负债）；

12.批复

本协议附件二所列载的重组批复为本协议、有关协议及其项下的重组安排所需的全部适用批复、许可或同意。该等批复、许可或同意在本协议生效之日均完整、全面并且有效，重组不会因未能获得任何批复、批准、同意或准许而遭受任何的不利影响。

13.公司重组的影响

13.1 除已正式作出披露的事项外，发起人经审慎周详的查询后认为并无资料显示，且未获悉有任何协议、安排及其他事项于重组或订立本协议后导致，或因重组或本协议包含的任何其他事项而导致：

13.1.1 股份公司的重要客户和供应商停止或有权停止或可能大幅减少目前与股份公司业务往來；

13.1.2 股份公司会失去所享有的重要权利或优惠所带来的利益(包括但不限于原享有的所得税优惠政策)；

13.1.3 股份公司的任何高级管理人员将会离任。

13.2 本协议及任何已签署生效文件的条款与重组所包含的事宜：

13.2.1 不会与下列文件、事项相冲突：

13.2.1.1 以股份公司为其中一方的任何协议或契据的任何条款、条件或规定；

13.2.1.2 适用于股份公司的章程；

13.2.1.3 适用于股份公司的法律、法规或命令的任何规定；

13.2.1.4 对股份公司的资产具有约束力或管制力的任何种类及形式的任何债权、租借、合约命令、裁决、裁处、禁制令、法例；以及

13.2.1.5 其他任何限制或责任。

13.2.2 不会导致违约或构成不履行义务；

13.2.3 不会免除任何人对股份公司的任何义务；

13.2.4 不会终止股份公司可享有的任何权利或利益；

13.2.5 不会授权任何人决定任何同类义务或股份公司享有的任何权利或利益，或根据与股份公司订立的或有关的协议行使任何权利；

13.2.3 不会导致对股份公司的任何资产设定、强加、预期将构成或行使任何形式的债权；以及

13.2.4 不会导致股份公司任何现有或日后债务于指定到期日前提早到期并须偿还或可能被声称到期而须偿还。

14.环境保护

14.1 股份公司遵守所有适用的中国国家及其他地方有关环境保护的法律及法规。

14.2 截止重组生效日，注入股份公司的资产及/或权益以及相关业务无涉及或受到任何关于环境保护方面之重大民事、刑事或行政方面的索偿、调查、投诉或诉讼的威胁，亦无任何情况可能引致该等索偿、调查、投诉或诉讼。

15.保险

15.1 发起人已按行业惯例为部分注入资产向保险公司办理了财产保险，该等保

单均全面、有效，并且至重组生效日的保费均已付清，并未曾收到任何关于取消或终止任何该等保单的通知。

15.2 发起人并没有因任何行为或不采取任何行为而导致任何保险无效或可能成为无效。

15.3 发起人自重组生效日起（含当日），应被视为享有与发起人注入资产相关的，所有在发起人名下的正在履行中的保险单项下的权利和权益。发起人承诺，将协助股份公司，自股份公司成立之日起的六个月内，将该等保险单变更至股份公司名下；如因发起人的原因，导致股份公司因上述保险单未更名而蒙受任何损失，包括与之相关的索赔、诉讼、仲裁、损失、赔偿、付款、成本、费用和开支，发起人将向股份公司作出赔偿。

16.资料

发起人已向股份公司及为进行本协议所述重组而聘用的专业顾问提供了与本协议所述重组、重组业务及注入资产及/或权益的一切相关资料，该等资料在所有重大方面均是真实、准确和完整的。

17.员工安置及社会保障

17.1 发起人应根据股份公司业务需要，同意并及时安排符合岗位要求的人员进入股份公司。

17.2 发起人须促使每名因股份公司业务需要而进入股份公司的员工（“转职员工”）妥善办理相关离职手续，并与股份公司订立或变更劳动合同。

17.3 股份公司自与转职员工签订的劳动合同生效之日起，享有用工单位的所有权利、承担用工单位的所有义务，股份公司无须就转职员工在此之前任何服务期间的服务承担任何责任；发起人应就转职员工转入股份公司前与发起人发生

的劳动纠纷而给股份公司带来的任何损失承担责任并作出相应补偿，并及时、积极处理可能发生的纠纷。

17.4 股份公司及或附属企业应根据中国法律规定和劳动合同的约定向员工支付薪金、酬金、奖金及其他法定福利；除此以外，除非按照公司章程的规定，经过相关程序获得批准，股份公司及或附属企业无支付其他款项予其员工的安排。

17.5 股份公司及其员工并无牵涉任何可能使股份公司受到重大不利影响的劳动纠纷。

17.6 发起人内退人员全部进入股份公司，股份公司及其附属企业的内退人员由股份公司及其附属企业自行负担其生活费、法定社会保险及其他法定福利。

17.7 发起人除转职员工及内退人员外的其他人员均不转入股份公司，由发起人、发起人设立的资产管理机构或存续企业负担该等人员的所有费用。

17.8 发起人离退休人员原享有的政府规定的社会保险统筹外福利等继续由发起人负担，股份公司对此不承担任何责任。

17.9 自 2007 年 1 月 1 日起，股份公司及其附属企业的离退休人员统筹外费用统一由发起人承担，股份公司对此不再承担责任。

17.10 自重组生效日起，股份公司及附属企业的全体员工均不再享受原住房福利，按国家有关规定参加住房公积金计划；股份公司及附属企业按照法律规定为其员工缴纳住房公积金。

18.优惠待遇：

发起人作为股份公司的大股东应积极申请国家对于股份公司所从事行业的各项优惠政策，并保证将相关政策落实到股份公司。

附件二 重组批复

1、 国务院国资委国资改革[2007]878号《关于中国铁道建筑总公司整体重组并境内外上市的批复》

2、国土资源部国土资函[2007]674号《关于核准中国铁道建筑总公司重组改制土地资产处置总体方案的批复》

3、国土资源部国土资函[2007]779号《关于中国铁道建筑总公司重组改制土地资产处置的复函》

4、国务院国资委国资产权[2007]1208号《关于对中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目资产评估结果予以核准的批复》

5、国务院国资委国资产权[2007]1216号《关于中国铁建股份有限公司国有股权管理有关问题的批复》

6、国务院国资委国资改革[2007]1218号《关于设立中国铁建股份有限公司的批复》

国务院国有资产监督管理委员会

国资改革〔2007〕878 号

关于中国铁道建筑总公司整体重组并境内外上市的批复

中国铁道建筑总公司：

我委《关于中国铁道建筑总公司整体重组并境内外上市的请示》(国资发改革〔2007〕120 号)已报经国务院同意，现就你公司整体重组并境内外上市有关事项批复如下：

一、原则同意你公司整体重组并境内外上市的方案。具体操作时，应按照先发行 A 股，待 A 股上市后再择机发行 H 股的步骤安排。公司将来发行 H 股募集的资金应直接用于境外业务，不在国内结汇。

二、同意你公司为国家授权投资的机构。

三、同意你公司独家发起设立股份有限公司。

四、同意设立的股份有限公司名称中冠以“中国”字样，名称为中国铁建股份有限公司(以下简称股份公司)。

五、同意股份公司设立未满 3 年即可申请在境内发行股票并

上市。

六、对因重组改制并上市发生的税负问题，按照不因改制增加企业税负的原则办理。请报有关部门办理具体税收优惠事项。

七、涉及国有产权划转及协议转让等事项，应严格履行相应的报批程序，并按规定做好资产评估、核准及产权登记等工作。

八、请你公司认真落实国务院领导同志批示精神，按照有关法律法规的要求，精心组织，积极推进，切实做好企业稳定工作，确保重组上市工作成功。



二〇〇七年八月十七日

主题词：经济管理　企业　重组　上市　批复

委内抄送：产权局、分配局、企干二局，有关监事会。

国资委办公厅　　2007年8月17日印发

录入：高翔　　校对：李军

中华人民共和国国土资源部

国土资函〔2007〕674号

关于核准中国铁道建筑总公司重组改制土地资产处置总体方案的批复

中国铁道建筑总公司：

你公司《关于请核准中国铁道建筑总公司重组改制涉及的土地资产处置总体方案的函》（中铁建股改函〔2007〕290号）等有关材料收悉。经审核，现批复如下：

一、鉴于你公司为国务院批准的国家授权投资机构，整体重组并境内外上市方案已经国务院同意，重组改制涉及你公司全资子公司使用的生产性原划拨土地使用权，可采用国家作价出资方式处置。

二、你公司应委托具有土地估价资质的土地或不动产评估机构进行土地评估，土地估价结果要报当地市、县国土资源管理部门初审。具体土地资产处置方案应按规定报我部审批，土地估价报告同时备案。

三、你公司要及时与地方国土资源管理部门加强联系，地方国土资源管理部门应加强组织协调，切实做好土地权属审查和土地估价结果初审工作。



二〇〇七年八月三十一日

中华人民共和国国土资源部

国土资函〔2007〕779号

关于中国铁道建筑总公司重组改制土地资产处置的复函

中国铁道建筑总公司：

《关于中国铁道建筑总公司重组改制涉及的土地估价报告备案与土地资产处置方案审批的请示》（中铁建股改〔2007〕168号）及有关材料收悉。经审核，现函复如下：

一、你公司因重组改制并境内外上市的需要，委托北京华源土地评估中心有限责任公司对所涉及的土地使用权进行了评估。估价基准日为2006年12月31日。土地估价汇总报告已报我部备案，报告编号为“华源〔2007〕（估）字第103号”。

二、本次重组改制涉及国有划拨土地428宗，总面积10593452.3263平方米，评估总地价424619.81万元（详见附件），其中拟以国家作价出资方式处置的349宗，总面积9851262.567平方米，评估总地价332910.06万元，拟办理出让手续的79宗，总面积742189.7593平方米，评估总地价91709.75万元。

三、同意将上述349宗原国有划拨土地使用权按原用途以国家作价出资方式投入拟成立的中国铁建股份有限公司，根据当地

地价水平和土地出让金标准，135236.42 万元用于转增国家资本金，由中国铁道建筑总公司代表国家行使出资人权利。

你公司及有关用地单位应持本处置批准文件、作价出资土地转增国家资本金批准文件以及办理土地登记要求的其他材料，按规定办理变更土地登记。

四、你公司应在本复函下发后三个月内，将以下材料报我部备案：1. 中国铁道建筑总公司对本次作价出资土地转增国家资本金的批准文件；2. 中国铁建股份有限公司对上述土地的具体配置情况。

附件：1. 土地估价结果一览表（划拨）

2. 土地估价结果一览表（补办出让）



二〇〇七年十月十七日

国务院国有资产监督管理委员会

国资产权〔2007〕1208 号

关于对中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目资产评估结果予以核准的批复

中国铁道建筑总公司：

你公司《关于独家发起设立中国铁建股份有限公司资产评估结果核准的请示》（中国铁建股改〔2007〕168 号）及中发国际资产评估有限公司出具的《中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目资产评估报告书》（中发评报字〔2007〕第 148 号）收悉。根据《企业国有资产监督管理暂行条例》（国务院令第 378 号）、《企业国有资产评估管理暂行办法》（国资委令第 12 号）和《关于加强企业国有资产评估管理工作有关问题的通知》（国资发产权〔2006〕274 号）的规定，经审核并组织专家评审，现批复如下：

一、中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目经济行为已经国务院批准（国务院收文办〔2007〕1722 号）。

二、承担本项目评估工作的中发国际资产评估有限公司具有

主题词:经济管理　企业　资产　评估　批复

抄送:发展改革委、财政部、商务部、工商总局、证监会。

委内抄送:考核局、评价局、改革局、监事会局,有关监事会。

国资委办公厅　　　　　　　　　　　2007年11月1日印发

录入:高翔　　　　　　　　　　　　　　　　校对:马锋

国务院国有资产监督管理委员会

国资产权〔2007〕1216 号

关于中国铁建股份有限公司国有股权管理有关问题的批复

中国铁道建筑总公司：

你公司《关于中国铁建股份有限公司（筹）国有股权管理方案的请示》（中铁建财〔2007〕196 号）收悉。经研究，现就有关问题批复如下：

一、同意你公司独家发起设立中国铁建股份有限公司（以下简称股份公司）。

二、你公司投入股份公司资产（详见附件）的资产评估项目已经我委以国资产权〔2007〕1208 号文件核准。根据中发国际资产评估有限公司出具的资产评估报告，评估后的净资产为 949874.43 万元。同意将评估后的净资产按 84.22165865％比例折为股本，计 800000 万股，由你公司（为国有股东，加注“SS”）持有。未折入股本的 149874.43 万元计入股份公司的资本公积。

三、股份公司成立后，请国有股股东按照《股份有限公司国有

主题词:经济管理　公司　股权　批复

抄送:证监会,中国铁建股份有限公司。

委内抄送:有关监事会。

国资委办公厅　　　　2007年11月2日印发

录入:高翔　　　　校对:陶瑞芝

国务院国有资产监督管理委员会

特急

国资改革〔2007〕1218 号

关于设立中国铁建股份有限公司的批复

中国铁道建筑总公司：

你公司《关于设立中国铁建股份有限公司的请示》(中铁建股改〔2007〕198 号)收悉。经研究，现批复如下：

一、同意你公司作为发起人，以发起方式设立中国铁建股份有限公司(以下简称股份公司)。

二、股份公司总股本 800,000 万股(每股面值 1 元)。发起人投入股份公司的资产为 1,471,860.73 万元，负债为 521,968.30 万元，净资产折为股本 800,000 万股，全部由你公司持有。

三、原则同意《中国铁建股份有限公司章程》，请及时召开股份公司创立大会，办理工商登记手续，并将董事会成员名单及创立大会决议报我委备案。

四、完成有关境外发行股票的准备工作后，涉及股份公司修改

公司章程、转为境外募集股份并上市的公司等有关事项，需报我委批准。



二〇〇七年十一月四日

主题词：公司　设立　批复

抄送：发展改革委、财政部、国土资源部、税务总局、工商总局、证监会。

委内抄送：产权局、企干二局，有关监事会。

国资委办公厅　　2007年11月5日印发

录入：孙奕　　校对：徐滨

附件三 注入资产及/或权益清单

重组中发起人向股份公司的注入资产及/或权益包括：

1、 发起人投入并记载于资产评估报告中的：货币资金、交易性金融资产、应收账款、应收股利、预付账款、其他应收款等流动资产，固定资产（包括机器设备和房屋等建筑物）和递延所得税资产等非流动资产及相关负债。

2、 发起人直接持有的下列企业或联合体的股权及或权益（发起人在基准日直接持股的部分企业在重组中变更由发起人下属其他企业持有，该等已变更持股主体的企业随其上级企业重组进入股份公司，故未单列）：

（1） 中国土木工程集团有限公司100%的权益；

（2） 中铁十一局集团有限公司100%的权益；

（3） 中铁十二局集团有限公司100%的权益；

（4） 中铁十三局集团有限公司100%的权益；

（5） 中铁十四局集团有限公司100%的权益；

（6） 中铁十五局集团有限公司100%的权益；

（7） 中铁十六局集团有限公司100%的权益；

（8） 中铁十七局集团有限公司100%的权益；

（9） 中铁十八局集团有限公司100%的权益；

（10）中铁十九局集团有限公司100%的权益；

（11）中铁二十局集团有限公司100%的权益；

（12）中铁二十一局集团有限公司 100%的权益；

（13）中铁二十二局集团有限公司 100%的权益；

（14）中铁二十三局集团有限公司 100%的权益；

（15）中铁二十四局集团有限公司 100%的权益；

（16）中铁二十五局集团有限公司 100%的权益；

（17）中铁建设集团有限公司 100%的权益；

（18）中铁第一勘察设计院集团有限公司 100%的权益；

（19）铁道第四勘察设计院 100%的权益；

（20）铁道第五勘察设计院 100%的权益；

（21）上海铁路城市轨道交通设计研究院 100%的权益；

（22）中铁房地产开发有限公司 40%的权益；

（23）中铁物资集团有限公司 100%的权益；

（24）中铁建电气化局集团有限公司 100%的权益；

（25）昆明中铁大型养路机械集团有限公司 100%的权益；

（26）中铁轨道系统集团有限公司 51%的权益；

（27）北京铁城建设监理有限公司 80.02%的权益；

（28）四川中铁纳叙铁路有限责任公司 9.66%的权益；

（29）中土北亚国际投资发展有限公司 10%的权益；

（30）中国铁道建设（香港）有限公司 100%的权益；

（31）交通银行股份有限公司 0.13%的权益；

（32）国泰君安证券股份有限公司 0.21%的权益；

（33）北京铁道大厦有限责任公司4.00%的权益；

（34）国泰君安投资管理股份有限责任公司0.21%的权益；

（35）Chun Wo-Henryvicy-CRCC-Queensland Rail Joint Venture20%的权益；

（36）HK ACE-Joint Venture25%的权益；

（37）AMEC-Hong Kong Construction CC-202 Joint Venture15%的权益；

（38）Chun Wo-Henryvicy-CRCC Joint Venture25%的权益；

（39）CLPE-CRCC-HG-Joint Venture30%的权益。

3、发起人的一切与注入资产及/或权益有关的合同协议（包括对该等合同和协议的修改和补充）项下的权利及义务。

4 在依法可以转让的前提下，一切由发起人在其持有的或拥有的与业务资产的经营和负债有关的许可证、执照、批准证书、证明书、授权书和其他任何类似文件项下的全部权益。

5、 发起人拥有的与注入资产及/或权益有关的或其引起的对任何第三人的请求权、抵销权或其他任何类似的权利。

6、 发起人拥有的与注入资产及/或权益有关的人员。

7、 发起人的与拥有和经营注入资产及/或权益有关的业务记录、客户或供应商记录、财务及会计记录、营运记录、营运数据、营运统计资料、说明书、维护手册、培训手册，以及有关技术记录，技术资料、技术数据、技术图纸、技术手册、技术书籍、研究与开发项目的资料及其他一切技术诀窍（无论是以文字书写的或保存在电脑、计算机内的或以任何其他方式保存的）。

8、发起人和股份公司在成立日或之前书面同意视为自2006年12月31日起明确的注入股份公司的发起人的其他任何资产及/或权益。

附件四：存续企业名单

此部分企业中由总公司直接管理的有 5 家，纳入总公司资产管理机构管理的有 37 家，具体如下：

一、由总公司直接管理的存续企业：

序号	企业名称	所属上级公司	上级公司出资占公司注册资本比例
1	广东潮揭高速公路有限公司（BOT 项目公司）	总公司	90%
2	咸阳中铁路桥有限公司（BOT 项目公司）	总公司	55%
3	南京长江隧道有限公司（BOT 项目公司）	总公司	总公司联合体 80%
4	北京通达京承高速公路有限公司（BOT 项目公司）	总公司	70%
5	重庆铁发遂渝高速公路有限公司（BOT 项目公司）	总公司	80%

二、划入总公司资产管理机构管理的存续企业：

序号	企业名称	所属上级企业
1	中国铁道建筑（香港）有限公司	总公司
2	中国土木（香港）建筑有限公司	中国土木工程集团公司下属中国土木工程集团（香港）有限公司
3	达喜有限公司	中国土木工程集团公司中土工程（香港）有限公司
4	新发管理有限公司	达喜有限公司
5	中铁土力工程有限公司	中国铁道建筑（香港）有限公司
6	中铁投资（香港）有限公司	
7	中铁国际贸易有限公司	
8	亚通投资有限公司	中国铁道建筑（香港）有限公司下属中铁投资（香港）有限公司
9	湖北中铁工程有限公司	中铁物资集团有限公司
10	上海铁城工程实业公司	中铁物资集团华东公司
11	山东三力国际经济贸易公司	中铁十四局集团有限公司
12	山东铁松进口工程机械维修服务中心	山东三力国际贸易公司

13	昆明中铁西南物资公司	北京铁建工贸集团公司
14	新疆铁道勘察设计院有限公司	铁道第一勘察设计院
15	青海铁道工程勘察有限公司	
16	兰州鑫铁物业管理有限公司	
17	甘肃铁道综合工程勘察院有限公司	
18	甘肃地一铁道工程承包有限公司	
19	甘肃铁一院工程监理有限责任公司	
20	甘肃宏图文印有限公司	
21	甘肃格瑞生态技术有限责任公司	
22	甘肃环通工程试验检测有限公司	
23	西安铁一院工程咨询监理有限公司	
24	陕西铁道工程勘察有限公司	
25	西安百和物业管理有限公司	
26	中铁二十局同景医院	中铁二十局集团有限公司
27	武汉绿茵草坪工程有限公司	铁道第四勘察设计院

28	中铁十三局三公司职工医院	中铁十三局集团有限公司
29	中国铁道建筑总公司徐州机械总厂	中铁十四局集团有限公司
30	徐州铁城实业开发总公司	中铁十四局集团有限公司下属徐州机械总厂
31	中铁十九局职工中心医院	中铁十九局集团有限公司
32	中铁二十局集团有限公司乐山医院	中铁二十局集团有限公司
33	铁道第四勘察设计院幼儿园	铁道第四勘察设计院
34	铁道第四勘察设计院图文印制中心	
35	铁道第四勘察设计院保障服务中心	
36	铁道第四勘察设计院会议接待中心	
37	中铁二十二局集团有限公司四公司医院	中铁二十二局集团有限公司

注：上表第 14 至第 27 项所列之企业由总公司资产管理机构进行股权管理。

附件五　需办理转移予股份公司法律手续的合同清单

一、担保合同清单

序号	合同名称	合同编号	担保形式	主合同债权人	被担保方	担保金额（万元）	担保期限	担保责任摘要	是否已经承担担保责任
1	最高额保证合同	无	信用担保	中国建设银行太原河西支行	中铁十二局	100,000.00	2004.11.1-2007.11.1	授信担保	是
2	保证合同	KF2007-13	信用担保	中国建设银行长春市经济技术开发区支行	中铁十三局	5,000.00	2007.4.27-2008.4.26	流贷担保	是
3	保证合同	开 2007 第 018 号	同上	中国建设银行长春市经济技术开发区支行	中铁十三局	6,000.00	2007.6.4-2008.6.3	流贷担保	是
4	最高额保证合同	KF(2005)008	同上	中国建设银行长春市经济技术开发区支行	中铁十三局	6,000.00	2005 年 6 月 1 日至 2008 年 5 月 31 日	流贷担保	是
5	保证合同	2005-124(保证)	同上	中国建设银行股份有限公司西藏自治区分	中铁十三局	6,000.00	2005 年 11 月 8 日至 2009 年 11	流贷担保	是

				行			月7日		
6	最高额保证合同	KF(2006)5	同上	中国建设银行长春市经济技术开发区支行	中铁十三局	21,700.00	（1）、7千万借款为2006年4月15日至 2009年4月14日 （2）、3700万元借款为2006年6月14日至2007年6月13日 (3)5000万元借款2006年9月30日至2009年9月29日 (4)3500万元借款为2007年4月29日至2008年4	流贷担保	是

							月28日		
7	最高额保证合同	2005中银新公报字01号	同上	中国银行长春市新民大街支行	中铁十三局	100,000.00	2005年8月10日至2006年8月9日	保函担保	是
8	最高额保证合同	2006-102(保)	同上	中国建行银行股份有限公司西藏自治区支行	中铁十三局	5,600.00	2006.07.18-2009.07.17	流贷担保	是
9	保证合同	35000321-2006年靖字(保)0005号	同上	中国工商银行股份有限公司哈尔滨靖宇支行	中铁十三局	125,000.00	2006.7.18-2024.7.17	哈尔滨远达绕城高速公路BOT项目	是
10	最高额保证合同	农银高保字(51901200600016057)	同上	中国农业银行九龙县支行	中铁十四局	59,800.00	2006.5.15-2021.5.14(3000万)2006-5-15至2022-5-14(29800万)	五一桥项目贷款	是

11	保证合同	字 20050064	同上	中国银行股份有限公司济南分行	中铁十四局	18,000.00	2005.10.21-2009.10.18	太仓项目贷款担保	是
12	保证合同	无	同上	中国建设银行股份有限公司山东分行	中铁十四局	60,000.00	2006.8.29-2026.08.28	德国政府贷款6000万元欧元盾购	是
13	保证合同	(2007)进出银青卖信保字第115号		中国进出银行青岛分行	中铁十四局	10,000.00	2007.6.28-2010.6.27	流贷担保	
14	保证合同	(2007)进出银青卖信保字第116号		中国进出银行青岛分行	中铁十四局	30,000.00	2007.6.28-2010.6.27	流贷担保	
15	最高额保证合同	光郑东风支ZB2006012	同上	中国光大银行郑州东风支行	中铁十五局	5,000.00	2006.9.13-2007.9.13	授信贷款担保	是
16	保证合同	2007年洛工银老保字第02号	同上	中国工商银行股份有限公司洛阳老城支行	中铁十五局	5,000.00	2007.3.23-2008.3.20	流贷担保	是
17	保证合同	2006年洛工银老保字第07号	同上	中国工商银行股份有限公司洛阳老城支行	中铁十五局	2,500.00	2006.9.25-2007.9.24	流贷担保	是
18	保证合同	2006年洛工银老保字第08号	同上	中国工商银行股份有限公司洛阳老城支行	中铁十五局	2,500.00	2006.10.25-2007.10.24	流贷担保	是
19	最高额不可撤消担保书	2006年3705保字第009号	同上	招商银行股份有限公司郑州	中铁十五局	10,000.00	2006..11.01-2007.1	授信担保	是

				分行			1.01		
20	最高额不可撤消担保书	2006年闵字第21060501号	同上	招商银行上海分行	中铁十五局	10,000.00	2006.6.9-2007.6.8	授信担保	是
21	最高额保证合同	ZB7601200728077201	同上	上海浦东发展银行郑州分行	中铁十五局	8,000.00	2007.6.9-2008.6.9	授信贷款担保	是
22	保证合同	(27052007)年(保)字(038)号	同上	民生银行股份有限公司青岛分行	中铁十五局	20,000.00	2007.6.26-2008.6.26	授信贷款担保	是
23	保证合同	110020705001A001	同上	兴业银行南京中央路支行	中铁十五局	50,000.00	2005.6.7-2009.12.31	贷款担保	是
24	保证合同	3201811002005020316	同上	国家开发银行江苏省分行	中铁十五局	30,000.00	2005.9.19-2010.1.8	南京内环东线投资项目贷款担保	是
25	保证合同	3201811002005020348	同上	国家开发银行江苏省分行	中铁十五局	40,000.00	2005.11.30-2010.01.08	南京内环东线投资项目贷款担保	是
26	保证合同	4130102007A100000600	同上	交通银行股份有限公司洛阳分行	中铁十五局	5,000.00	2007.2.7-2008.2.4	流贷担保	是
27	保证合同	4130102006A100001700	同上	交通银行股份有限公司洛阳分行	中铁十五局	5,000.00	2006.08.31-2009.08.30	贷款担保	是
2	保证合同	4130102006A100001	同上	交通银行股份	中铁十五局		2006.08.3	贷款担保	是

37	最高额保证合同	2007 年洛工银老保字 05 号	同上	中国工商银行股份有限公司洛阳老城支行	中铁十五局	10,000.00	2007.6.19-2008.6.19	授信贷款担保	是
38	保证合同		同上	民生银行股份有限公司青岛分行	中铁十五局	25,000.00	2007.6.26--2008.6.26	授信贷款担保	是
39	保证合同	2006 豫建银转贷字第 006 号	同上	建设银行股份有限公司洛阳分行	中铁十五局	5,056.00	2006.09-2026.09	德国政府贷款 505.6 万元欧元盾购	是
40	保证合同	(2006)豫建转贷字 005 号	同上	建设银行股份有限公司洛阳分行	中铁十五局	4,125.00	2006.12.4-	比利时政府贷款 412.5768 欧元	是
41	保证合同	2005 进出行(京信保)15090	同上	中国进出银行	中铁十八局	15,000.00	2006.02-2007.11	贷款担保	是
42	最高额保证合同	2006-001	同上	中国建设银行股份有限公司天津市河西支行	中铁十八局	285,000.00	2006.06-2007.6	授信担保	是
43	保证合同	(2007)年(民银西保)字(018)号	同上	民生银行股份有限公司西安分行	中铁二十局	20,000.00	2007.5.24-2008.5.23	贷款担保	是
44	最高额保证合同	20056210052005B100000000	同上	交通银行股份公司兰州分行	中铁二十一局	20,300.00	2005.7.18-2007.07.18	授信担保	是
45	最高额保证合同	20066213020006B300000000	同上	交通银行股份公司兰州分行	中铁二十一局	7,000.00	2006.9.26-2008.09.	授信贷款担保	是

8		800		有限公司洛阳分行		5,000.00	1-2009.08.30		
29	保证合同	4130102006A100002500	同上	交通银行股份有限公司洛阳分行	中铁十五局	5,000.00	2006.11.27-2007.11.26	流贷担保	是
30	最高额保证合同	4130102005B100000600	同上	交通银行股份有限公司洛阳分行	中铁十五局	66,000.00	2005.8.8-	综合授信	是
31	最高额保证合同	4130102005B100000700	同上	交通银行股份有限公司洛阳分行	中铁十五局	66,000.00	2005.8.8-	综合授信	是
32	最高额保证合同	4130102006B100000800	同上	交通银行股份有限公司洛阳分行	中铁十五局	88,000.00	2006.8.31-2007.8.31	综合授信	是
33	最高额保证合同	4130102005B500000400	同上	交通银行股份有限公司洛阳分行	中铁十五局	22,000.00	2005.8.8-	综合授信	是
34	最高额保证合同	ZB7201200688052301	同上	上海浦东发展银行西安分行	中铁十五局	4,000.00	2006.12.14.2007.12.13	贷款担保	是
35	最高额保证合同	兴银豫授保字第2007074-1号	同上	兴业银行股份有限公司郑州分行	中铁十五局	8,000.00	2007.6.19-2008.6.18	贷款担保	是
36	最高额保证合同	深发沪闵行保字第20070423021	同上	深圳发展银行上海分行	中铁十五局	9,000.00	2007.4.28-2008.4.28	贷款担保	是

							26		
46	最高额保证合同	7871050116	同上	光大西安电子城支行	中铁二十一局	25,000.00	2005.09-28-2007-09-28	授信担保	是
47	最高额保证合同	2006XEB2-001	同上	建设银行兰州民主西路支行	中铁二十一局	90,000.00	2006-4-30-2007-4-29	授信担保	是
48	最高额保证合同	2006-001	同上	中国银行股份有限公司成都高新技术产业开发区支行	中铁二十三局	30,000.00	2006.03.16-2008.03.15	授信担保	是
49	最高额保证合同	03(07)综保-007-02	同上	中国光大银行成都分行	中铁二十三局	5,000.00	2007.5.9-2008.5.8	贷款担保	是
50	最高额不可撤消担保书	2006年保字第210612EZ号	同上	招商银行股份有限公司成都锦官支行	中铁二十三局	20,000.00	2006.11.30-2007.11.29	授信担保	是
51	最高额保证合同	兴银（额保)0610第052号	同上	兴业银行成都分行	中铁二十三局	5,000.00	2007.8.2-2008.8.1	贷款担保	是
52	最高额保证合同	2006最高额保证001号	同上	中国建设银行股份有限成都第八支行	中铁二十三局	30,000.00	2006.01.01-2007.12.31	授信担保	是
53	信贷表外业务最高保证合同	2006表外最高额001号	同上	中国建设银行股份有限公司成都第八支行	中铁二十三局	121,000.00	2006.01.01-2007.12.31	保函担保	是
5	最高额保证	2006字2007002	同上	中国民生银行	中铁二十三		2006.01.2	授信担保	是

4	合同			股份有限公司成都分行	局	50,000.00	4-2008.01.23		
55	最高额保证合同	成交银 2006 年最保字 120001 号	同上	交通银行股份有限公司成都分行	中铁二十三局	7,500.00	2006.12.31-2007.9.5	贷款担保	是
56	最高额保证合同	无	同上	中国建设银行股份有限公司上海市闸北支行	中铁二十四局	11,000.00	2006.04.19-2008.12.31	授信担保	是
57	信贷表外业务最高保证合同	无	同上	中国建设银行股份有限公司上海市闸北支行	中铁二十四局	52,000.00	2006.04.19-2008.12.31	保函担保	是
58	最高额保证合同	09061500001101	同上	中国工商银行股份有限公司上海市闸北支行	中铁二十四局	63,000.00	2006.05.08-2009.05.08	授信担保	是
59	短期贷款最高额保证合同	ZB9840200728002201	同上	上海浦东发展银行闸北支行	中铁二十四局	3,000.00	2006.4.27-2009.4.26	贷款担保	是
60	最高额保证合同	BH984006000032	同上	上海浦东发展银行闸北支行	中铁二十四局	47,000.00	2006.04.27-2009.04.26	保函担保	是
61	最高额保证合同	2004 穗建东最高保 003 号	同上	中国建设银行广州市东山支	中铁二十五局	50,000.00	2004.09.10-2009.09	授信担保	是

				行			.09		
62	最高额保证合同	2005 集保字 01	同上	中国建设银行股份有限公司	中铁二十五局	160,000.00	2005.12.05-2008.12.11	授信担保	是
63	最高额保证合同	2006 保 901	同上	中国工商银行股份有限公司广州市庙前直街支行	中铁二十五局	20,000.00	2005.12.30-2007.12.29	贷款担保	是
64	最高额保证合同	11601468	同上	交通银行股份有限公司公主坟支行	中铁物资集团	40,000.00	2006.11.13-2008.11.13	授信担保	是
65	保证合同	(2007)信银营保字第 0175	同上	中信银行股份有限公司总行营业部	中铁物资集团	8,000.00	2006.6.23-2009.6.23	贷款担保	是
66	最高额保证合同	BJ天宁寺 ZHBZ07006	同上	光大银行股份有限公司北京天宁寺支行	中铁物资集团	10,000.00	2007.6.20-2008.6.19	授信担保	是
67	最高额保证合同	722211060085	同上	中信银行沈阳分行	中铁物资集团	7,000.00	2006.09.13-2007.08.31	授信担保	是
68	保证合同	(06)中结集高保字第 004 号	同上	中国银行股份有限公司	中土公司	85,800.00	2006.09.01-2007.09.01	授信担保	是
69	最高额保证担保合同	深发京安额保字第 20070608001	同上	深圳发展银行北京安华支行	第五设计院	4,934.00	2007.6.8-2008.6.8	授信担保	是

70	最高额保证合同	11601436	同上	交通银行股份有限公司公主坟支行	铁城监理公司	2,137.00	2006.11.6-2007.11.6	保函担保	是
71	最高额保证合同	2006 年护办字第 17 号	同上	中国工商银行股份有限公司昆明护国支行	昆明中铁大型养路机械集团有限公司	14,000.00	2006.06.29-2008.12.31	授信担保	是
72	最高额保证合同	2007 字第 0001 号	同上	中国工商银行股份有限公司昆明银通支行	昆明中铁大型养路机械集团有限公司	14,000.00	2006.06.29-2008.12.31	授信担保	是
73	保证合同	2006 年营销保字 0004 号	同上	中国工商银行股份有限公司泸州分行	四川纳叙铁路有限公司	5,040.00	2006.11..9-2008.10.07	项目贷款担保	是
74	保证合同	泸建行贷保证(2006)04 号	同上	中国建设银行股份有限公司泸州分行	四川纳叙铁路有限公司	6,720.00	2006.12.28-2026.12.28	项目贷款担保	是
75	最高额保证合同	2007 年清支〈保〉字第 0008 号	同上	中国工商银行股份有限公司株洲清水塘支行	中铁轨道系统集团公司	38,000.00	2006.7.23-2008.7.22	授信担保	是
76	最高额保证合同	200700301	同上	中国建设银行股份有限公司株洲铁道支行	中铁轨道系统集团公司	40,000.00	2006.7.23-2008.7.22	授信担保	是

二、贷款合同

贷款银行	贷款合同编号	金额	期限	起始日	到期日
北京银行永定路支行		10000	6个月	2007.4.27	2007.10.27
北京银行永定路支行		50000	1年	2007.8.24	2008.8.24
招商银行西三环支行		10000	6个月	2007.4.29	2007.10.29
开发银行	1100403072005021558	20000	12年	2005.10.31	2017.10.30
开发银行	1100403072005021558	20000	12年	2005.11.28	2017.11.27
工商银行北京翠微路支行	2005年江北翠微字第0001号	5000	28个月	2006.6.28	2008.10.13
中信银行崇文支行		50000	1年	2007.4.27	2007.10.27
中信银行股份有限公司总行营业部	（2007）信银营贷字第0442号				
光大银行天宁寺支行	BJ天宁寺ZHDK0 7 0 0 2 0 0 1	20000	1年	2007.8.24	2008.8.24
中国进出口银行	（2007）进出银（公司二信合）字第17008号	50000	31个月	2007.6.5	2010.1.5
中国进出口银行	（2007）进出银（公司二信合）字第17008号	50000	30个月	2007.7.24	2010.1.5
中国建设银行股份有限公司北京石景山支行	暂无				
中国银行股份有限公司	（07）中结集贷字第006号	USD5000000	1年	2007年6月6日	2008年6月6日

合　　计		285000			

三、需转移的施工合同清单（截至 2007 年 9 月 20 日仍在履行）

1 鱼洞长江大桥 BT 合同（与重庆城市建设投资公司签订）;

2 上海地铁 2 号线西延伸线合同（与上海轨道交通长宁线发展有限公司签订）;

3 南京地铁 2 号线合同（与南京地下铁道有限责任公司签订）;

4 温州市瓯江大道工程项目辅线隧道合同（与温州市瓯江大道工程建设指挥部签订）;

5 湖北三峡库区滑坡防治合同（与湖北三峡库区防治指挥部签订）;

6 三峡库区湖北孜归上坝防治工程合同（与湖北三峡库区防治指挥部签订）;

7 三峡库区夷陵区朱家湾滑坡整治合同（与宜昌市夷陵地质灾害防治项目管理中心签订）。

8 罗源湾开发区南片工业区三通一平和江滨南大道工程及三金钢铁项目三通一平工程第一标段施工合同（与罗源湾开发区管理委员会签订）

四、需转移的境外合同

Agreement Number	Joint Venture				Articles of Agreement	Date of the Agreement
	Party 1	Party 2	Party 3	Party 4	Party	
CC-202	CHINA RAILWAY CONSTRUCTION CORPORATION (15%)	HONG KONG CONSTRUCTION (HOLDINGS) LIMITED (35%)	AMEC INTERNATIONAL CONSTRUCTION LIMITED (50%)		THE KOWLOON-CANTON RAILWAY CORPORATION	Articles of Agreement dated on Dec19,2000
CC-212;CC-213	CHINA RAILWAY CONSTRUCTION CORPORATION (25%)	HONG KONG CONSTRUCTION (HOLDINGS) LIMITED (30%)	AMEC INTERNATIONAL CONSTRUCTION LIMITED (25%)	CHINA EVERBRIGHT HOLDINGS COMPANY LIMITED (20%)	THE KOWLOON-CANTON RAILWAY CORPORATION	Articles of Agreement dated on October 5th,1999
582	CHINA RAILWAY CONSTRUCTION CORPORATION (30%)	CLP ENGINEERING LIMITED (40%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (30%)		MTR CORPORATION LIMITED	JV Agreement dated on September 18th, 2002

606A	CHINA RAILWAY CONSTRUCTION CORPORATION (30%)	CLP ENGINEERING LIMITED (40%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (20%)		MTR CORPORATION LIMITED	October 12th, 2006
KRS910	CHINA RAILWAY CONSTRUCTION CORPORATION (20%)	CHUN WO CONSTRUCTION AND ENGINEERING COMPANY LIMITED (45%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (20%)	QUEENSLAND RAIL (15%)	THE KOWLOON-CANTON RAILWAY CORPORATION	JV Agreement dated on October 6th, 2006
CC-1820	CHINA RAILWAY CONSTRUCTION CORPORATION	CHUN WO CONSTRUCTION AND ENGINEERING COMPANY LIMITED	HENRYVICY CONSTRUCTION COMPANY LIMITED	QUEENSLAND RAIL	THE KOWLOON-CANTON RAILWAY CORPORATION	3-Sep-99
CC-1850	CHINA RAILWAY CONSTRUCTION CORPORATION (25%)	CHUN WO CONSTRUCTION AND ENGINEERING COMPANY LIMITED (50%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (25%)		THE KOWLOON-CANTON RAILWAY CORPORATION	

CC-1860	CHINA RAILWAY CONSTRUCTION CORPORATION (20%)	CHUN WO CONSTRUCTION AND ENGINEERING COMPANY LIMITED (45%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (20%)	QUEENSLAND RAIL (15%)	THE KOWLOON-CANTON RAILWAY CORPORATION	JV Agreement dated in July, 2003
阿尔及利亚东-西高速公路框架合作协议	CITIC.CRCC				Algeria State Bureau of Expressway	September,2006

土耳其伊斯坦布尔至安卡拉铁路改造项目	CRCC-中国机械进出口集团（有限）公司-CENGIZ-ICTAS				Turkey State Bureau of Railway (TCDD)	July11,2006

A6(b): a non-competition agreement between the Company and CRCCG dated 5 November 2007

Please see the English summary at the beginning of this Volume.

RECEIVED

中国铁道建筑总公司

和

中国铁建股份有限公司

之

避免同业竞争协议

二零零七年十一月五日

本避免同业竞争协议（以下简称“本协议”）由下列双方于 2007 年 11 月 5 日在北京市签订并生效：

甲方：中国铁道建筑总公司

乙方：中国铁建股份有限公司

鉴于：

1、甲方是依据《中华人民共和国全民所有制工业企业法》于一九九零年八月二十八日注册成立并有效存续的全民所有制企业，注册资本：人民币五十七亿八千零二十三万元，法定代表人：李国瑞，注册地址：北京市复兴路 40 号。

2、乙方是由甲方作为独家发起人，根据《中华人民共和国公司法》发起设立并拟在中华人民共和国（在本协议中意指中国大陆，不包括台湾地区、香港特别行政区和澳门特别行政区，以下简称“中国”）和香港特别行政区分别公开发行股票并上市。

3、作为独家发起人，甲方将其绝大部分主要资产与业务投入乙方，其保留业务主要包括：

i. 在下述五个保留 BOT 项目公司中的相关权益，以及管理 BOT 项目的能力，

a. 持有重庆铁发遂渝高速公路有限公司 80%的权益；

b. 持有南京长江隧道有限公司 80%的权益；

c. 持有北京通达京承高速公路有限公司 70%的权益；

d. 持有咸阳中铁路桥有限公司 55%的权益；

e. 持有广东潮揭高速公路有限公司 90%的权益；

ii. 持有五个勘察设计公司、两家建设监理服务公司以及一家建筑检测公司的少数权益，这些公司主要提供建筑分包辅助业务；

iii. 包括医院、幼儿园、印刷、物业管理及酒店等相关业务在内的辅助业务。

为避免甲方和乙方之间可能存在的同业竞争，本协议双方经充分协商一致，依据中国有关法律订立本协议如下。

1、 定义

除非上下文另有定义，下述措辞在本协议中应有下述含义：

双方	指甲方和乙方，本协议另有规定者除外；
任何一方	指甲方或乙方，本协议另有规定者除外；
甲方控制企业	指，除乙方及乙方控制企业外，由甲方直接控制或间接控制的其他企业；
乙方控制企业	指由乙方直接控制或间接控制的企业；
主营业务	指乙方及/或乙方控制企业主要从事或拟从事的业务，包括工程承包业务，勘察、设计及咨询业务，工业制造及房地产开发、资本和物流业务及其他相关的业务；

竞争业务	指甲方及其控制企业、参股企业现在或将来可能从事的与上述主营业务构成直接或间接竞争或可能构成直接或间接竞争的任何业务；
控制	就本协议而言，若一家公司（“第一家公司”）控制另一家公司（“第二家公司”），指（a）第二家公司为第一家公司的附属企业；（b）第一家公司持有或控制第二家公司30%或以上的已发行股本或享有第二家公司30%或以上股东会议投票权；（c）第一家公司有权控制第二家公司董事会之组成或以其他形式控制第二家公司董事会大部分成员；（d）（若第二家公司为合伙企业，）第一家公司为该合伙企业合伙人之一以及该合伙企业的附属企业也被视为受第一家公司控制；或（e）根据有关的上市规则、法规或其他法律，第二家公司被视为受第一家公司控制的公司（上述所指的公司包括公司、企业、单位或其他实体（无论是否具有法人资格））；
附属企业	指就本协议的任何一方而言，指由（1）其持有或控制50%以上已发行的股本或享有50%以上投票权；（2）享有50%以上的税后利润；（3）其有权控制董事会之组成或以其他形式控制董事会大部分成员；或（4）根据适用的中国《企业会计准则》、《香港财务报告准则》或《国际财务报告准则》以附属公司身份在其经审计综合账目中获计及并被综合计算的任何其他公司、企业、单位或不论是否具有法人资格的其他实体，以及该其他公司、企业、单位或实体的附属企业；

保留业务　　指甲方在乙方重组上市后保留的与乙方主营业务可能构成直接或间接竞争的业务，主要包括5个保留BOT项目、一些辅助业务：主要包括医院、幼儿园、印刷、接待中心、酒店等；及

五个保留BOT项目　　指：

（1）重庆铁发遂渝高速有限公司；

（2）南京长江隧道有限公司；

（3）北京通达京承高速公路有限公司；

（4）咸阳中铁路桥有限公司；及

（5）广东潮揭高速公路有限公司。

2、　避免同业竞争之范围

2.1　本协议避免同业竞争范围包括乙方及乙方控制企业在中国境内和境外任何地域所从事的主营业务。乙方及乙方控制企业相关主营业务发生实质性变化时，乙方应在五个工作日内以书面方式通知甲方。

2.2　对本协议所定的避免同业竞争范围的任何变动，均须由双方另行达成的书面协议作出。

3、　甲方避免同业竞争之承诺

3.1　甲方确认其本身及甲方控制企业于本协议签订之时没有以任何形式从事或参与与主营业务构成直接或间接竞争关系的业务活动。甲方向乙方作出不可撤销的承诺及保证：于本协议签订时且在本协议之有效期内，

甲方及甲方控制企业将不会：

(1) 在中国境内及境外，单独或联合第三方，以任何形式（包括但不限于投资、并购、联营、合资、合作、承包或租赁经营、购买上市公司股票或参股）直接或间接从事或参与，或协助从事或参与任何与主营业务构成竞争或可能构成竞争的业务或活动，包括但不限于：

(a) 收购、投资、持有、开发、转让、出售或以其他方式买卖（不论直接或间接）与主营业务有关的投资；

(b) 从事主营业务推广，或在其中拥有任何权利或经济利益；

(c) 收购、持有、转让、出售或以其他方式买卖上文（a）或（b）段所载事项的任何选择权、权利或权益；或

(d) 收购、持有、转让、出售或以其他方式买卖（不论直接或间接）在上文（a）或（c）段所载事项中拥有权益的任何性质的公司、合营企业、法人团体或实体（不论已注册或未注册）的股份。

(2) 在中国境内和境外，以任何形式支持他人从事与主营业务构成竞争或可能构成竞争的业务或活动；及

(3) 以其他方式介入（不论直接或间接）任何与主营业务构成竞争或可能构成竞争的业务或活动。

3.2 上述第3.1条的规定不适用于：

3.2.1 甲方及甲方控制企业出于投资目的而购买、持有竞争业务的其他上市公司不超过5%以上的权益。

3.2.2 甲方向乙方转让3.1(1)(a)至(d)段所载事项中的投资权利或经济利益。

4、 竞争业务及业务机会之安排

4.1 甲方承诺，在本协议生效后，甲方及甲方控制企业将对在本协议生效前已签订拟履行及/或正在履行之竞争业务合同变更该等合同主体，该等合同将由乙方及/或乙方控制企业作为合同签约主体继续履行。甲方和乙方将于本协议生效后尽快依法完成该等合同主体的变更和该等合同权利和义务转让的相关手续，但根据该等合同既定的条款不得变更合同主体且经征求该等合同对方当事人后仍无权变更合同主体的该等合同权利和义务的除外。

4.2 对于保留业务，如甲方或甲方控制企业发现其与乙方及乙方控制企业从事的主营业务存在或有可能存在竞争的新业务机会，应立即书面通知乙方，甲方承诺向乙方提供一切必要资料，使乙方能够就是否把握该新商机作出有适当的决定。

4.3 甲方承诺于签订本协议后不再直接或间接从事任何新BOT项目的经营管理，亦不参与任何新BOT项目的竞投。

5、 选择权

就可能与乙方主营业务发生直接或间接相竞争的剥离业务，包括：

（1） 甲方五个保留 BOT 项目的 BOT 项目管理能力；及

（2） 甲方及其控制企业与乙方主营业务可能构成直接或间接竞争或可能竞争的保留业务的任何权益；

虽然五个保留 BOT 项目本身不与乙方主营业务发生直接或间接的实质性竞争，甲方承诺，在本协议有效期内，给予乙方选择权包括对五个保留 BOT 项目的项目公司股权有选择权，即在适用法律允许的前提下，乙方有权随时一次性或多次向甲方或其附属企业收购在上述业务中的任何股权、资产及其他权益。但如果第三方在同等条件下根据有关法律及公司章程具有并且将要行使法定的优先受让权，则前款规定将不适用。甲方同时承诺，尽最大努力行使除其控制企业外的参股企业依照本条的规定向乙方提供本条所述的选择权。

6、 优先受让权

6.1 甲方承诺，在本协议有效期内，如果甲方拟向第三方转让、出售、出租、许可使用或以其他方式转让或允许使用：

（1） 五个保留 BOT 项目；及

（2） 甲方及其控制企业与乙方主营业务构成直接或间接竞争或可能竞争的保留业务的任何权益，

甲方或甲方控制企业应事先书面向乙方发出有关书面通知（下称"出让

通知")。出让通知应附上甲方拟向第三方转让、出售、出租或许可使用的条件及乙方作出投资判断所需要的相关合理资料。乙方在收到甲方或甲方控制企业的上述通知后，乙方应决定是否愿意收购该业务或权益，并应在接到出让通知后 30 日内向甲方或甲方控制企业作出书面答复。甲方或甲方控制企业承诺在收到乙方上述答复之前，不得向第三方发出拟向其转让、出售、出租或许可其使用该业务或权益的任何出让通知。如果乙方拒绝收购该业务或在规定时间内未就出让通知答复甲方或甲方控制企业，则甲方或甲方控制企业可以按照出让通知所载的条件向第三方出让、出售、出租、许可使用该业务。

6.2 甲方承诺尽最大努力促使甲方控制企业依照本条的规定向乙方提供优先受让权。

7、 甲方的承诺

7.1 甲方向乙方承诺本着最终将其经营的竞争性业务通过授予乙方的优先业务机会转让权及/或优先受让权转让给予乙方的原则，避免其保留业务和其将来依照本协议第4.2条的约定可能获得的竞争性新业务与乙方形成同业竞争。

7.2 甲方在此无条件且不可撤销地向乙方作出下列声明、承诺及保证：

(1) 甲方为按中国法律注册成立并有效存续的国有独资公司，有权拥有其资产及经营现时经营及拟定经营的业务；

(2) 甲方拥有全部权利及能力订立本协议，并可按本协议履行其在本协议项下的所有义务及责任。本协议对甲方构成合法、有效和具约束力的文件；及

(3) 甲方不会由于订立本协议，按本协议履行甲方的义务或责任，而违反：

(a) 甲方须遵从的任何法律、法规或指令；或

(b) 任何对甲方有约束力的合同，而使乙方不能按本协议从甲方受让本协议项下由甲方拥有的资产及业务。

8、 同等责任

除本协议另有规定外，甲方根据本协议作出的保证和承诺均代表其本身及其全资、控股企业而作出。凡本协议提及甲方之处，除另有规定，均应包括甲方自身及其全资、控股企业。

9、 违约责任

任何一方违反本协议，应依法承担违约责任并赔偿另一方因此而遭受的一切实际损失、损害和开支。

10、 协议的补充与变更

10.1 本协议未尽事宜，由双方另行签订补充协议，补充协议与本协议具有同等法律效力。

10.2 对本协议的任何变更，均须以书面作出并经本协议双方签署方为有效。

11、 司法管辖与争议解决

11.1 本协议适用中国法律并应按其解释。

11.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则在北京用汉语进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

12、 有效期

本协议经双方法定代表人或授权代表签字并加盖公章后，有效期追溯自乙方依法设立之日起,有效期至发生以下情形为止（以较早为准）:

12.1 甲方不再为乙方控股股东及/或实际控制人之日，即甲方及其任何全资、控股企业直接和/或间接（合并计算）持有乙方股份之和低于 30%或根据有关的上市规则、证券法规或其他法律，甲方不再被视为乙方控股股东；或

12.2 乙方股份终止在已上市地证券交易机构上市，但乙方的股票因任何原因暂时停止买卖除外。

13、 通知

13.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮件发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

（1） 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

（2） 以挂号邮件寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

（3） 以传真形式发出的通知应被视作于传真完毕的时间作出。

13.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

14、 其他

14.1 任何一方未经另一方事先书面同意，不得作出与本协议事项有关的任何公告，但根据中国法律或中国证券监督管理委员会、上海证券交易所、香港联合交易所有限公司、香港证券及期货事务监察委员会或任何其他相关的规定作出公告的除外。

14.2 双方同意按照中国有关法律的规定分别承担一切因签订和履行本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

14.3 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本

协议项下的权利和义务。

14.4　本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

14.5　除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

14.6　本协议中文正本一式六份，双方各执三份，具有同等法律效力。

（本页以下无正文）

（本页无正文，仅供以下各方于 2007 年 11 月 5 日在北京市签订《避免同业竞争协议》签字盖章之用）



甲方： 中国铁道建筑总公司（印章）

法定代表人或授权代理人签字：

乙方：中国铁建股份有限公司（印章）

法定代表人或授权代理人签字：

I, the undersigned, do hereby certify that the foregoing document is a true and complete copy of the original.
Dated 26 Feb 2008

LAM NGAN LING
Solicitor
BAKER & McKENZIE
Hong Kong SAR



Dated 22 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

BAYTREE INVESTMENTS (MAURITIUS) PTE LTD

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	6
6.	ANNOUNCEMENTS AND CONFIDENTIALITY	11
7.	UNDERTAKINGS	12
8.	MISCELLANEOUS	12
9.	VALID AND BINDING AGREEMENT	13
10.	ALTERATION AND TERMINATION	13
11.	NOTICES	13
12.	COUNTERPARTS	14
13.	ENTIRE AGREEMENT	14
14.	GOVERNING LAW	14

THIS CORPORATE INVESTOR AGREEMENT is made on 22 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **BAYTREE INVESTMENTS (MAURITIUS) PTE LTD,** a company incorporated in Mauritius whose registered office is at Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius (the "**Investor**");

3. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

5. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

   (CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

   (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the

International Offering on the terms and conditions set out in this Agreement.

(C) The Investor is an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited ("Temasek").

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through another wholly-owned subsidiary of Temasek who is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "Investor Subsidiary"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators

and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than three JGCs, please confirm Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the

Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant

Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor or the Investor Subsidiary, as the case may be, will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to an Investor Subsidiary during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators;

(b) the Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that the Investor Subsidiary provide such written undertaking prior to any such transfer.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor, the Investor Subsidiary and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, to the extent that the Investor and Investor Subsidiary shall have actual operational and management control over their respective associates or their respective nominees form a majority on the board of directors of the associates.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being

the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(c) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(d) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(e) except as set forth in the Offering Circular, none of the Company, the Joint

Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(f) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken their own independent advice to the extent they considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(g) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(h) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(i) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(j) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition

of or in relation to any dealings in the Investor Shares;

(k) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(l) the Investor shall not, and shall procure that none of their associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, to the extent that the Investor shall have actual operational and management control over its associates or its nominees form a majority on the board of directors of the associates;

(m) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(n) the Investor or the Investor Subsidiary is not entitled to nominate or appoint any person to be a director of the Company;

(o) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(p) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(q) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(r) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration

requirements of the Securities Act;

(s) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(t) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor or the Investor Subsidiary, as the case may be, shall notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(u) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(v) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor warrants and represents that:

(a) the Investor has been duly incorporated and is validly existing under the laws of Mauritius;

(b) the Investor has the right, power, authority to (and have taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform their obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor and constitutes valid, legal and binding obligations of the Investor enforceable against the Investor and in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor will not violate any provision of the memorandum and articles of association of the Investor then in effect and any contracts, instrument, deed to which the Investor is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any

jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor in connection with its subscription for the Investor Shares;

(f) the Investor is acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither it nor its associates will subscribe for H Shares under the Hong Kong Public Offering, to the extent that the the Investor shall have actual operational and management control over its associates or its nominees form a majority on the board of directors of the associates;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act;

(l) the Investor is a wholly-owned subsidiary of Temasek.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and they agree to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 The Investor warrants that the description in relation to them to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the

Investor irrevocably consents to the mention and inclusion in the Public Documents of their name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7. UNDERTAKINGS

7.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8. MISCELLANEOUS

8.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

8.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or

discretions pursuant to this sub-clause notwithstanding any such delegation.

8.5 Time shall be of the essence of this Agreement.

8.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

9. VALID AND BINDING AGREEMENT

9.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10. ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest. For the avoidance of doubt, each party's further rights and obligations shall cease on termination of this agreement save as to rights and obligations accrued before such termination.

11. NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891
Fax: (65) 6828 2133
For the Attention: Ms Margaret Lui / Mr Warren Hua

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

11.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

12. COUNTERPARTS

12.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

13. ENTIRE AGREEMENT

13.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

The Investor hereby appoints Temasek Holdings (HK) Limited whose registered office is at Suite 1806, Two Pacific Place, 88 Queensway, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

14. GOVERNING LAW

14.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

14.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
BAYTREE INVESTMENTS (MAURITIUS) PTE LTD

by: ______________________________
Name: Margaret Lui
Title: Managing Director

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________

Name: Mica Mak   Thomas Chiu

Title: Director   Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR

by: ______________________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR



Dated 22 February2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

BOKON INVESTMENT LIMITED

SHAU KEE FINANCIAL ENTERPRISES LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	6
6.	INVESTOR GUARANTEE	11
7.	ANNOUNCEMENTS AND CONFIDENTIALITY	12
8.	UNDERTAKINGS	13
9.	MISCELLANEOUS	14
10.	VALID AND BINDING AGREEMENT	14
11.	ALTERATION AND TERMINATION	15
12.	NOTICES	15
13.	COUNTERPARTS	16
14.	ENTIRE AGREEMENT	16
15.	SERVICE OF PROCESS	16
16.	GOVERNING LAW	16

THIS CORPORATE INVESTOR AGREEMENT is made on 22 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **BOKON INVESTMENT LIMITED**, a company incorporated in British Virgin Islands, whose registered office is at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **SHAU KEE FINANCIAL ENTERPRISES LIMITED**, a company incorporated in the British Virgin Islands whose registered office is at Pasea Estate, Road Town, Tortola, British Virgin Island (the "**Controlling Shareholder**");

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

   (CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares of nominal value of RMB1.00 each in the capital of the Company ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

   (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from

registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering as equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday, or other day on which commercial banks in Hong Kong are not generally open to the public in Hong Kong. Both the IPO

Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alios, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties thereto). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all, save as to any antecedent breach of this Agreement occurring before such date.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the transaction levy of 0.004% imposed by the Securities and Futures Commission, in each case calculated by reference to the aggregate IPO Price for all Investor Shares (collectively the "**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than 13 March 2008, being the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the

Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date unless the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two Hong Kong banking days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 The Delivery Date is currently expected to be not later than the Listing Date and the Company will, on or before the Delivery Date, issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the prospectus to be issued by the Company in Hong Kong in respect of the Global Offering) or otherwise acquiring sufficient number of H Shares from the secondary market to deliver the Investor Shares to the Investor.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) and the Controlling Shareholder jointly and severally covenant with and undertake to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, the Investor will not, and the Controlling Shareholder will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is

otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring any of the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is given to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary were itself subject to such terms and restrictions and to give the same acknowledgments, representations and warranties under this Agreement, and the Investor and the Controlling Shareholder hereby irrevocably undertake to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding any Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which shall also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor and the Controlling Shareholder agree that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital during the period of 24 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose

of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder jointly and severally agree, undertake, acknowledge and/or confirm (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be

provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of such part or parts of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) from the Company or the Joint Global Coordinators or persons acting on their behalf information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients, except in the case that (i) such

information is already in the Investor's possession or within the Investor's knowledge at the time of disclosure by the Company or the Joint Global Coordinators or persons acting on their behalf; or (ii) the Investor is compelled by the law or regulation or any regulatory authority having jurisdiction to disclose such information or any part or parts thereof;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates (as defined in the Listing Rules) shall, apply for or place an order through the bookbuilding process for any H Shares other than the Investors Shares in the Global Offering;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no

liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(v) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and that only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder jointly and severally warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of British Virgin Islands;

(b) each of the Controlling Shareholder, the Investor or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor and the Controlling Shareholder and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary and the Controlling Shareholder enforceable against the Investor and Investor Subsidiary and the Controlling Shareholder in accordance with its terms;

(d) the execution, delivery and/or performance of this Agreement by the Investor and Investor Subsidiary and the Controlling Shareholder will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary or the Controlling Shareholder then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary or the Controlling Shareholder (as the case may be) is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to making distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither the Investor nor its associates (as defined in the Listing Rules) will subscribe for H Shares under the Hong Kong Public Offering;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong;

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act; and

(l) the Investor is an indirect wholly-owned subsidiary of the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor and the Controlling Shareholder understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained

in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor and the Controlling Shareholder acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and the Investor and the Controlling Shareholder agree to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor or the Investor Subsidiary of all its obligations, agreements, acknowledgements, confirmations, undertakings and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished in any circumstance by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

6. INVESTOR AND CONTROLLING SHAREHOLDER GUARANTEE

6.1 To the extent that any of the Relevant Shares are held by the Investor Subsidiary, the Investor and the Controlling Shareholder jointly and severally and as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement;

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other

obligations under this Agreement; and

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or other default (for any cause other than any willful default, or fraud on the part of the Company or any of the Joint Global Coordinators as finally and judicially determined by a competent court of Hong Kong) by the Investor Subsidiary under this Agreement.

6.2 The Investor's and the Controlling Shareholder's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on demand any obligation of the Investor Subsidiary under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

6.3 If and whenever the Investor Subsidiary defaults for any reason whatsoever in the performance of any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor and the Controlling Shareholder jointly and severally shall upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor and the Controlling Shareholder.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company, the Controlling Shareholder and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection

by the public in accordance with the Companies Ordinance and the Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

7.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor and the Controlling Shareholder any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor and the Controlling Shareholder jointly and severally shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to them in such Public Documents are true, accurate and not misleading, and shall provide any comments to the Company and the Joint Global Coordinators promptly after receipt of such statements/ references in the Public Documents from the Joint Global Coordinators or the Company.

7.3 The Investor and the Controlling Shareholder jointly and severally warrant that the description (which shall be provided to the Investor and the Controlling Shareholder for review) in relation to them and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor and the Controlling Shareholder irrevocably consent to the mention and inclusion in the Public Documents of them and the Investor Subsidiary's name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor and the Controlling Shareholder jointly and severally undertake promptly to provide such further information and/or supporting documentation relating to them, their respective ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor, the Controlling Shareholder and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

8. UNDERTAKINGS

8.1 The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties relevant to the transactions contemplated hereunder, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

9. MISCELLANEOUS

9.1 The Joint Global Coordinators shall use its reasonable endeavours to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

9.2 Each party hereto shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

9.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

9.5 Time shall be of the essence of this Agreement.

9.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. VALID AND BINDING AGREEMENT

10.1 Each of the parties hereto confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

11. ALTERATION AND TERMINATION

11.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

11.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and none of the parties hereto shall be entitled to pursue any claims under this Agreement against the other parties (except for antecedent breaches), including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three Hong Kong banking days of such termination without interest.

12. NOTICES

12.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Facsimile: (852) 2805 0128
For the attention of: Mr. Sidney Lau

If to the Controlling Shareholder:
76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Facsimile: (852) 2805 0128
For the attention of: Mr. Sidney Lau

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

12.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

13. COUNTERPARTS

13.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

14. ENTIRE AGREEMENT

14.1 This Agreement supersedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

15. SERVICE OF PROCESS

15.1 The Investor hereby appoints Mr. Timon Liu of 72/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor. The Controlling Shareholder hereby appoints Mr. Timon Liu of 72/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (the "**Controlling Shareholder Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Controlling Shareholder Agent shall be deemed to be service on the Controlling Shareholder.

16. GOVERNING LAW

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

16.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
BOKON INVESTMENT LIMITED

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
SHAU KEE FINANCIAL ENTERPRISES LIMITED

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ________________________________
Name:
Title:

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
BOKON INVESTMENT LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
SHAU KEE FINANCIAL ENTERPRISES LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________________
Name: Mica Mak — Thomas Chin
Title: Director — Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name:
Title:

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
BOKON INVESTMENT LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
SHAU KEE FINANCIAL ENTERPRISES LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR

by: ______________________________
Name: WILLIAM JE
Title: MANAGING DIRECTOR



Dated 21 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CHINA LIFE INSURANCE COMPANY LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	6
6.	COMPANY'S WARRANTIES	11
7.	ANNOUNCEMENTS AND CONFIDENTIALITY	12
8.	UNDERTAKINGS	13
9.	MISCELLANEOUS	13
10.	VALID AND BINDING AGREEMENT	14
11.	ALTERATION AND TERMINATION	14
12.	NOTICES	14
13.	COUNTERPARTS	15
14.	ENTIRE AGREEMENT	15
15.	GOVERNING LAW	15

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **CHINA LIFE INSURANCE COMPANY LIMITED,** a company incorporated in the People's Republic of China ("**PRC**") whose registered office is at China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, PRC and whose principal place of business in Hong Kong is at 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong (the "**Investor**");

3. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

5. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

   (CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

   (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor is a company incorporated in the P.R.C. and whose H shares are listed on the Hong Kong Stock Exchange. The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators

and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBALOFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made by the issue and delivery of share certificates or at the option of the Investor, through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 The Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Listing Date is currently expected to be 13 March 2008. The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the

Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than 13 March 2008) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is not later than the Listing Date, the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, on the Listing Date. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor agrees it will itself and will use its best endeavours to procure its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Listing Rules) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the

economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may

have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall use its best endeavours to procure that none of its associates (as defined in the Listing Rules) shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, except where the Investor or its associate is acting as a nominee for its customer;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final Offering Circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) warrants and represents that:

(a) it has been duly incorporated and is validly existing under the laws of the PRC;

(b) it or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to making distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) it will not and will use its best endeavours to procure that none of its associates (as defined in the Listing Rules) will subscribe for H Shares under the Hong Kong Public Offering;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations,

warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Delivery Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. COMPANY'S WARRANTIES

6.1 The Company represents and warrants to the Investor as follows:

(a) each of the Investor Shares, when issued or sold, as the case may be, shall have been duly and validly authorised, fully paid and issued free from any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind of any other type of preference arrangement, including, without limitation, a title transfer or retention arrangement having similar effect;

(b) the Investor Shares shall rank *pari passu* with the H Shares then in issue and to be listed on the Main Board of the Hong Kong Stock Exchange and shall conform to the description of the H Shares contained in the prospectus;

(c) the Company has been duly incorporated and is validly existing under the laws of the PRC;

(d) the Company has full power, authority and capacity and has taken all actions required to enter into and perform its obligations under this Agreement;

(e) this Agreement has been duly authorised, executed and delivered by the Company and constitutes valid, legal and binding obligations of the Company enforceable against the Company in accordance with its terms.

6.2 The Company acknowledges that the Investor is entering into this Agreement in reliance upon each of the Company's representations and warranties in Clause 6.1. The Company undertakes to notify the Investor promptly in writing if any such representations and warranties ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date or the Delayed Delivery Date.

6.3 Each of the Company representations and warranties in Clause 6.1 shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and the Delayed Delivery Date.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators (such consent not to be unreasonably withheld or delayed) as to the principle, form and content of such disclosure.

7.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication provided that any amendments will first be shown to the Investor if any description of the Investor falls significantly outside the scope of Schedule 1. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

7.3 The Investor warrants that the description in relation to it as set out in Schedule 1 (or such other description as may have been reviewed by the Investor) and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its and the Investor Subsidiary's name and all or part of the description as set out in Schedule 1 (including such other

description as may have been reviewed by the Investor) may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

8. UNDERTAKINGS

8.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be reasonably required for the purposes of, or in connection with, this Agreement.

9. MISCELLANEOUS

9.1 The Joint Global Coordinators shall use its reasonable endeavours to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

9.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

9.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

9.5 Time shall be of the essence of this Agreement.

9.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. VALID AND BINDING AGREEMENT

10.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

11. ALTERATION AND TERMINATION

11.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

11.2 If the Delivery Date does not occur on or before 31 May 2008, this Agreement shall terminate with immediate effect. Each party's further rights and obligations cease immediately on termination but termination does not affect a party's accrued rights and obligations on or before termination. Upon termination, the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three Hong Kong banking days of such termination without interest.

12. NOTICES

12.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
23rd Floor, China Life Tower, No. 16 Chaowaidajie Avenue, Chaoyang District,

Facsimile: 8610 8525 2210
For the attention of: Zhang Yinghao

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

12.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

13. COUNTERPARTS

13.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

14. ENTIRE AGREEMENT

14.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

15. GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

Schedule 1

中国人寿是一家于 2003 年 6 月 30 日在中华人民共和国注册成立的公司。该公司于 2003 年 12 月在纽约证券交易所和香港联交所成功上市，并于 2007 年 1 月在上海证券交易所成功上市。中国人寿是国内最大人寿保俭公司之一。中国人寿拥有由保险营销员、直销人员及专业和兼业代理机构组成的中国最广泛的分销网络。中国人寿提供个人人寿保险、团体人寿保险、意外和健康保险等产品与服务。中国人寿是领先的个人和团体年金产品与人寿保险、意外和健康保险供货商，亦提供个人、团体意外保险和短期健康保单。中国人寿旗下控股的中国人寿资产管理有限公司，为中国最大的保险资产管理公司之一，并为中国最大的机构投资者之一。

China Life Insurance Company Limited ("**China Life Insurance**") is a company incorporated on June 30, 2003 in the People's Republic of China. The Company was successfully listed on the New York Stock Exchange and the Hong Kong Stock Exchange in December, 2003, and successfully listed on the Shanghai Stock Exchange in January 2007. China Life Insurance is one of the largest life insurance companies in China. China Life Insurance has an extensive distribution network in China, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. China Life Insurance's products and services include individual life insurance, group life insurance, accident and health insurance. China Life Insurance is a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance. China Life Insurance also provides both individual and group accident and short-term health insurance policies. As the holding company of China Life Insurance Assets Management Co., Ltd., China Life Insurance is one of the largest insurance asset management companies in China and also one of the largest institutional investors in China.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
CHINA LIFE INSURANCE COMPANY LIMITED

by: ______________________________
Name: LIU LEFEI
Title: Authorized Signatory

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________

Name: Mica Mak   Thomas Chin

Title: Director   Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name: MANAGING DIRECTOR
Title: CHENG PO CHUEN

by: ______________________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR



Dated 21 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CHOW TAI FOOK NOMINEE LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	6
6.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE COMPANY	11
7.	INVESTOR GUARANTEE	11
8.	ANNOUNCEMENTS AND CONFIDENTIALITY	12
9.	UNDERTAKINGS	13
10.	MISCELLANEOUS	13
11.	VALID AND BINDING AGREEMENT	14
12.	ALTERATION AND TERMINATION	14
13.	NOTICES	15
14.	COUNTERPARTS	15
15.	ENTIRE AGREEMENT	15
16.	GOVERNING LAW	16

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **CHOW TAI FOOK NOMINEE LIMITED** whose registered office is at 31st Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong (the "**Investor**");

3. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

5. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

   (CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

   (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares (**"Brokerage and Levies"**), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9.30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the **"Listing Date"**). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, **"Delivery Date"** means, subject to the underwriting

agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such

disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant**

Shares" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators

(including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint

Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) warrants and represents that:

(a) it has been duly incorporated and is validly existing under the laws of Hong Kong;

(b) it or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor

Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither it nor its associates will subscribe for H Shares under the Hong Kong Public Offering;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global

Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE COMPANY

The Company represents and warrants that:

6.1 it has been duly incorporated and is validly existing under the People's Republic of China laws;

6.2 it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement; and

6.3 the Investor Shares will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank pari passu with the H Shares then in issue and to be listed on the Hong Kong Stock Exchange (save the right to the Capitalization Issue (as defined in the Prospectus)).

7. INVESTOR GUARANTEE

7.1 To the extent that any of the Relevant Shares are held by the Investor Subsidiary, the Investor as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement;

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other obligations under this Agreement; and

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or default by the Investor Subsidiary under this Agreement.

7.2 The Investor's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on demand any obligation of the Investor Subsidiary under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

7.3 If and whenever the Investor Subsidiary defaults for any reason whatsoever in the performance of any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor shall upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor.

8. ANNOUNCEMENTS AND CONFIDENTIALITY

8.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

8.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other

announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

8.3 The Investor warrants that the description in relation to it and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its and the Investor Subsidiary's name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

9. UNDERTAKINGS

9.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

10. MISCELLANEOUS

10.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

10.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

10.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

10.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

10.5 Time shall be of the essence of this Agreement.

10.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

11. VALID AND BINDING AGREEMENT

11.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

12. ALTERATION AND TERMINATION

12.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

12.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

13. NOTICES

13.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
31st Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong
Facsimile: (852) 2537 6701
For the attention of: Mr. Michael Pei

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

13.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

14. COUNTERPARTS

14.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

15. ENTIRE AGREEMENT

15.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

16. GOVERNING LAW

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

16.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
CHOW TAI FOOK NOMINEE LIMITED

by: ______________________
Name: Cheng Kam Biu
Title: Director

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________
Name: Mica Mak   Thomas Chiu
Title: Director   Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________
Name: Gary Chen
Title: Managing Director

by: ______________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR



Dated 21 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

FULLAND ENTERPRISES CORP

BANK OF CHINA GROUP INVESTMENT LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		**Pages No.**
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	6
6.	INVESTOR GUARANTEE	11
7.	ANNOUNCEMENTS AND CONFIDENTIALITY	12
8.	UNDERTAKINGS	13
9.	MISCELLANEOUS	13
10.	VALID AND BINDING AGREEMENT	14
11.	ALTERATION AND TERMINATION	14
12.	NOTICES	15
13.	COUNTERPARTS	16
14.	ENTIRE AGREEMENT	16
15.	SERVICE OF PROCESS	16
16.	GOVERNING LAW	16

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **SILVER CRESCENT INVESTMENT HOLDINGS LTD**, a company incorporated in the British Virgin Islands whose registered office is at **Arias, Fabrega & Fabrega Trust Co. BVI Limited,** 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham's Cay, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **CITIC PACIFIC LIMITED**, a company incorporated in Hong Kong whose registered office is at 32th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "Controlling Shareholder") ;

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

 (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

 (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as

defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial

banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the

Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the

Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in

the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder, jointly and severally, agree, undertake, acknowledge or confirm (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the

Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in

(and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder, jointly and severally, warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of British Virgin Islands;

(b) the Investor or the Investor Subsidiary (as the case may be) has the right, power,

authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) the Investor's acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither the Investor nor its associates will subscribe for H Shares under the Hong Kong Public Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong;

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on

Regulation S under the Securities Act; and

(l) the Investor is a wholly-owned subsidiary of the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor or the Investor Subsidiary (as the case may be) of all its obligations, agreements, acknowledgements, confirmations, undertakings and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

5.4 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. INVESTOR GUARANTEE

6.1 To the extent that any of the Relevant Shares are held by the Investor Subsidiary, the Investor as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement;

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other obligations under this Agreement; and

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or default by the Investor Subsidiary under this Agreement.

6.2 The Investor's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on demand any obligation of the Investor Subsidiary under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

6.3 If and whenever the Investor Subsidiary defaults for any reason whatsoever in the performance of any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor shall upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including,

9. VALID AND BINDING AGREEMENT

9.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10. ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor and the Controlling Shareholder shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

11. NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: 852-2918-4838
For the attention of: Ms. Stella Chan Chui Sheung

If to the Controlling Shareholder
32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: 852-2918-4838
For the attention of: Ms. Stella Chan Chui Sheung

Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

9.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

9.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

9.5 Time shall be of the essence of this Agreement.

9.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. VALID AND BINDING AGREEMENT

10.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

11. ALTERATION AND TERMINATION

11.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

11.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

12. NOTICES

12.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
c/o 23/F,Bank of China Tower,1 Garden Road, Hong Kong
Facsimile: 852-28109736
For the attention of: Ms.Dai Qiuhong

If to the Controlling Shareholder:
23/F,Bank of China Tower,1 Garden Road, Hong Kong
Facsimile: 852-28109736
For the attention of: Ms.Dai Qiuhong

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

12.2 Notice sent by fax shall be deemed received when sent with confirmation of

received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

13. COUNTERPARTS

13.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

14. ENTIRE AGREEMENT

14.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

15. SERVICE OF PROCESS

15.1 The Investor hereby appoints Bank of China Group Investment Limited (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

16. GOVERNING LAW

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

16.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
FULLAND ENTERPRISES CORP

by: ______________________
Name: DAI QIUHONG
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
BANK OF CHINA GROUP INVESTMENT LIMITED

by: ______________________
Name: GONG JIANZHONG
Title: DIRECTOR / CEO

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ____________________________
Name: Mica Mak Thomas Chiu
Title: Director Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR.

by: ______________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR



Dated 22 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

GAOLING YALI FEEDER LTD.

YALE UNIVERSITY

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause **Pages No.**

1. INVESTMENT 2
2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING ... 3
3. CLOSING 3
4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR 4
5. ACKNOWLEDGEMENTS AND WARRANTIES 6
6. INVESTOR GUARANTEE 12
7. ANNOUNCEMENTS AND CONFIDENTIALITY 13
8. UNDERTAKINGS 14
9. MISCELLANEOUS 14
10. VALID AND BINDING AGREEMENT 15
11. ALTERATION AND TERMINATION 15
12. NOTICES 15
13. COUNTERPARTS 16
14. ENTIRE AGREEMENT 16
15. SERVICE OF PROCESS 16
16. GOVERNING LAW 17

THIS CORPORATE INVESTOR AGREEMENT is made on 22 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED,** a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **GAOLING YALI FEEDER LTD.**, a company incorporated in the Cayman Islands whose registered office is at c/o Walkers SPV Limited, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9002 (the "**Investor**");

3. **YALE UNIVERSITY**, whose address is at New Haven, Connecticut, U.S.A. (the "**Controlling Shareholder**");

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

(i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

(ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International**

Offering").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators

and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"), which is currently expected to be on or before 13 March 2008. The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is

subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary which acquires the Investor Shares pursuant to Clause 1.2 of this Agreement) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities

whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary which acquires the Investor Shares pursuant to Clause 1.2 of this Agreement, as the case may be) and the Controlling Shareholder, jointly and severally, agree, undertake, acknowledge or confirm (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering

circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its investors, direct or indirect shareholders or beneficial owners, its fund management company, its subsidiaries, directors,

officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment and the holding or disposing of its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients or except as required to be disclosed by the Investor or the Authorized Recipients under applicable laws and regulations, the rules of stock exchanges, order of governmental authorities, court or tribunal;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, as of the date hereof and at the Delivery Date and the Delayed Delivery Date (i) is not a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) has not acted and is not acting concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global

Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder, jointly and severally, warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of

the Cayman Islands;

(b) the Investor or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) the Investor's acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither the Investor nor its associates will subscribe for H Shares under the Hong Kong Public Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong;

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act; and

(l) the Investor is substantially-owned and controlled by the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date. For the purposes of this Clause 5.2, the Investor Subsidiary means any Investor Subsidiary which acquires the Investor Shares pursuant to Clause 1.2 of this Agreement. The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company warrants to the Investor that:

(a) The Company has been duly incorporated and is validly existing under the laws of the People's Republic of China;

(b) The company, has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement, including the issue of the Investor shares; and

(c) The Investor Shares, subject to payment, will when issued be credited as fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank *pari passu* with the H Shares then in issue and to be listed on The Stock Exchange of Hong Kong Limited.

Each of the warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, and the Delivery Date.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor or the Investor Subsidiary (as the case may be) of all its obligations, agreements, acknowledgements, confirmations, undertakings

and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

5.5 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. INVESTOR GUARANTEE

6.1 To the extent that any of the Investor Shares are acquired by the Investor Subsidiary pursuant to Clause 1.2 of this Agreement, the Investor as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement;

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other obligations under this Agreement; and

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or default by the Investor Subsidiary under this Agreement.

6.2 The Investor's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on demand any obligation of the Investor Subsidiary which acquired the Investor Shares pursuant to Clause 1.2 under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

6.3 If and whenever the Investor Subsidiary which acquired the Investor Shares pursuant to Clause 1.2 of this Agreement defaults for any reason whatsoever in the performance of

any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor shall upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

7.2 The Joint Global Coordinators shall provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

7.3 Subject to Clause 7.2, the Investor warrants that the description in relation to it and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public

Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its and the Investor Subsidiary's name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

8. UNDERTAKINGS

8.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

9. MISCELLANEOUS

9.1 The Joint Global Coordinators shall keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

9.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

9.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or

discretions pursuant to this sub-clause notwithstanding any such delegation.

9.5 Time shall be of the essence of this Agreement.

9.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. VALID AND BINDING AGREEMENT

10.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

11. ALTERATION AND TERMINATION

11.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

11.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

12. NOTICES

12.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
c/o Hillhouse Capital Management Limited
Suite 1505-6, Albion Plaza, 2-6 Granville Road, Tsimshatsui, Kowloon, Hong Kong
Facsimile: (65) 6322 0808
For the attention of: Tracy Ma

If to the Controlling Shareholder:
Yale Investments Office, 55 Whitney Avenue, 5th Floor, New Haven, CT 06510
Facsimile: (203) 432-6314
For the attention of: Xiaoning Wu

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

12.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

13. COUNTERPARTS

13.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

14. ENTIRE AGREEMENT

14.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

15. SERVICE OF PROCESS

15.1 The Investor hereby appoints Hillhouse Capital Management Limited of Suite 1505-6, Albion Plaza, 2-6 Granville Road, Tsimshatsui, Kowloon, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

16. GOVERNING LAW

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

16.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
GAOLING YALI FEEDER LTD.

by: ______________________

Name: Randy Kim

Title: Director

SIGNED FOR AND ON BEHALF OF
YALE UNIVERSITY

by: [signature]

Name: David F. Swensen
Title: Chief Investment Officer

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________

Name: MTca Mak Thomas CA TU
Title: Director Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR.

by: ______________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR

Annex I – Volume 2

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

RECEIVED
2008 MAY 13 P 1:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

A. Documents filed with the HKSE and the Registrar of Companies in Hong Kong in connection with the registration of the Prospectus

(i) a corporate investor agreement between the Company, Karasell International Limited, Cheung Kong (Holdings) Limited and the Joint Global Coordinators dated 21 February 2008;

(j) a corporate investor agreement between the Company, Silver Crescent Investment Holdings Ltd, CITIC Pacific Limited and the Joint Global Coordinators dated 21 February 2008;

(k) a corporate investor agreement between the Company, Government of Singapore Investment Corporation Pte Ltd and the Joint Global Coordinators dated 22 February 2008;

(l) a Hong Kong Underwriting Agreement dated 28 February 2008.

B. Public announcements

1. Formal Notice dated 29 February 2008 (i.e. newspaper announcement of the Offering).

2. Newspaper announcement dated 12 March 2008 regarding results of the applications and basis of allotment.

3. Announcement dated 1 April 2008 regarding the exercise of over-allotment option.

4. Announcement dated 8 April 2008 regarding stabilising actions and end of the stabilising period.

C. Documents available for public inspection

1. The Articles of Association.

2. The Accountants' Report received from Ernst & Young, the text of which is set out in Appendix I to the Prospectus and the audited consolidated financial statements of the Company and its subsidiaries for the three years ended 31 December 2004, 2005 and 2006 and for the eleven months ended 30 November 2007.

RECEIVED

The Articles of Association were adopted by the First extraordinary general meeting of shareholders on 5 November 2007.

The Articles of Association and relevant amendments thereto were adopted or authorized by our shareholders in general shareholders' meeting in accordance with applicable laws and regulations. Beijing Deheng Law Office, its PRC legal adviser, opines that the Articles of Association has complied with the Company Law of the PRC, the Securities Law of the PRC, the Special Regulations and the Mandatory Provisions.

Power of directors, supervisors and other senior officers to allot and issue shares

There is no provision in the Articles of Association empowering the directors, supervisors or other senior officers to allot and issue shares.

Proposals to increase registered capital of the Company must be formulated by the board of directors and submitted for approval by an affirmative vote of at least two thirds or more of the voting rights at the shareholders' meeting. Any such increase is subject to of the formalities prescribed by relevant laws and administrative regulations.

Power to dispose of fixed assets of the Company

Without the prior approval of the shareholders' general meeting, the board of Directors may not dispose or agree to dispose of the fixed assets where the sum of the expected value of the consideration for the proposed disposal and the value of the consideration for disposed fixed assets in the four months period immediately preceding the proposed disposal exceeds 33% of the value of the fixed assets shown in the last balance sheet presented at the shareholders' general meeting.

A disposal of fixed assets in this context shall include the assignment of certain interest in assets other than by way of providing security interest by using fixed assets as collaterals.

The validity of transactions whereby the Company disposes of fixed assets shall not be affected by the breach of above-mentioned restriction contained in the Articles of Association.

Emoluments, compensation or payments for loss of office

The Company shall enter into a written contract with each director and supervisor of the Company concerning his/her emoluments. Such a contract shall be approved by the shareholders' meeting before it is entered into. The above-mentioned emoluments shall include:

- emoluments in respect of his/her service as a director, supervisor or senior management personnel of the Company;
- emoluments in respect of his/her service as a director, supervisor or senior management personnel of a subsidiary of the Company;
- emoluments otherwise in connection with the provision of management or other services to the Company or any subsidiary thereof; and

- funds as compensation for his/her loss of office or retirement to the aforementioned directors and supervisors.

A director or supervisor may not sue the Company for his/her benefits due to him/her on the basis of the above-mentioned matters, except under a contract as mentioned above.

The contract concerning the emoluments between the Company and each director or supervisor of the Company should provide that in the event of a takeover of the Company, a director or supervisor of the Company shall, subject to prior approval of the shareholders' general meeting, have the right to receive the compensation or other funds obtainable for loss of office or retirement.

The term "a takeover of the Company" in the above paragraph shall refer to any of the following circumstances:

- anyone makes a tender offer to all the shareholders;

- anyone makes a tender offer so that the offeror becomes a controlling shareholder as defined in the Articles of Association.

If the relevant Director or Supervisor has failed to comply with the abovementioned provisions, any fund received by him/her shall belong to those persons that have sold their shares as a result of their acceptance of the above-mentioned offer, and the expenses incurred in distribution of such fund on a pro rata basis shall be borne by the relevant Director or Supervisor and may not be paid out of such fund.

Loans to Directors, Supervisors and other senior officers

The Company shall not, directly or indirectly, provide loans, loan guarantee to its Directors, Supervisors, president or other senior officers or the directors, supervisors, president or other senior officers of its parent company; and shall not provide loans, loan guarantee to the related persons of any of the aforementioned personnel.

The above provisions shall not apply where:

- the Company provides loan to its subsidiaries or provides loan guarantee for the benefits of its subsidiaries;

- according to the service contract upon approval of the shareholders' general meeting, the Company provides loan, loan guarantee or other funds by the Company to any of its directors, supervisors, president or other senior officers to meet expenditure incurred or to be incurred by him/her for the purpose of the Company or for the purpose of enabling him/her to perform his/her duties properly in according with the terms of a service contact approved by the shareholders' general meeting; and financial year end; or

- the Company provides loan or loan guarantee to the related directors, supervisors, president or other senior officers or any of their related persons on its general commercial terms and conditions, if the provision of loan or loan guarantee is within the ordinary business scope of the Company.

Financial assistance for the acquisition of the Company's shares

The Company or its subsidiaries shall not at any time provide any financial assistance in any form to purchasers or prospective purchasers of the shares in the Company. Such purchasers of the Company's shares referred to above shall include persons that directly or indirectly undertake obligations for the purpose of purchasing shares in the Company.

The Company or its subsidiaries shall not at any time provide any financial assistance in any form to the above obligators in order to reduce or discharge their obligations.

However, the acts listed below are not prohibited:

- where the Company provides the relevant financial assistance truthfully for the benefit of the Company and the main purpose of the financial assistance is not to purchase shares in the Company, or the financial assistance is an incidental part of an overall plan of the Company;
- lawful distribution of the Company's property in the form of dividends;
- distribution of dividends in the form of shares;
- reduction of registered capital, repurchase of shares, shareholding structure adjustment, etc., in accordance with the Articles of Association;
- provision of a loan by the Company within its scope of business and in the ordinary course of its business (provided that the same does not lead to a reduction in the net assets of the Company or that if the same constitutes a reduction, the financial assistance is paid out of the Company's distributable profits); and
- the provision of funds by the Company for an employee shareholding plan (provided that the same does not lead to a reduction in the net assets of the Company or that if the same constitutes a reduction, the financial assistance is paid out of the Company's distributable profits).

For these purposes:

- "financial assistance" shall include but not be limited to:
  - gift;
  - guarantee (including the undertaking of liability or provisions of property by the guarantor in order to secure the performance of the obligation by the obligator), indemnity (not including, however, indemnity arising from the Company's own fault) and release or waiver of rights;
  - provision of a loan or conclusion of a contract under which the obligations of the Company are to be fulfilled prior to the obligation of performance by the other party to the contract, or a change in the party

to such loan or contract as well as the assignment of rights under such loan or contract; and

  - financial assistance in any other form when the Company is insolvent or has no net assets or when such assistance would lead to a major reduction in the Company's net assets.

- "undertake obligations" shall include the undertaking of an obligation by the obligor by concluding a contract or making an arrangement or by changing its financial position in any other way; whether or not such contract or arrangement is enforceable and whether or not such obligation is undertaken by the obligator individually or jointly with any other person.

Disclosure of contractual interests with the Company

In cases where a Director, a Supervisor, the president or other senior management of the Company has directly or indirectly vested a material interest in any contract, transaction or arrangement concluded or planned by the Company (except his/her service contract with the Company), he/she shall disclose the nature and extent of his/her interest to the Board of directors at the earliest opportunity, whether or not the matter is normally subject to the approval of the Board.

Unless the interested Director, Supervisor, president or other senior management of the Company has made such disclosure to the Board as required under the preceding paragraph hereof and the matter has been approved by the Board at a meeting in which he/she was not counted in the quorum and was abstained from voting, the Company shall have the right to revoke the contract, transaction or arrangement, except the other party is a bona fide party acting without knowledge of the breach of obligation by the Director, Supervisor, president or other senior management of the Company concerned.

In cases where a related person of the Company's Director, Supervisor, president and other senior management has directly or indirectly vested an interest in any contract, transaction or arrangement, such Director, Supervisor, president and senior management shall also be deemed as having that interest.

If a Director, a Supervisor, president or other senior management of the Company gives a written notice to the Board before the conclusion of the contract, transaction or arrangement is first considered by the Company, stating that due to the contents of the notice, he/she has an interest in the contract, transaction or arrangement that may subsequently be made by the Company, such Director, Supervisor, president or other senior management shall be deemed for the purposes of the above paragraphs hereof to have declared his/her interest, insofar as attributable to the scope stated in the notice.

Remuneration

The remuneration of Directors and Supervisors shall be approved by the shareholders of the Company at the general meeting, as referred to under the section headed "—Emoluments, compensation or payments for loss of office" above.

Retirement, appointment and removal

The Company shall establish a board of directors, which shall comprise of 9 directors. The Board shall have one chairman and one vice chairman.

Directors shall be elected or replaced by the shareholders' general meeting and serve a term of office of three years. Except for independent non-executive Directors, who are limited to a maximum term of six years, a Director may serve consecutive terms if re-elected upon the expiration of his/her term. Subject to the provisions of relevant laws and administrative regulations, the shareholders' general meeting may remove any Directors by ordinary resolution (but without prejudice to any claims for damages under any contracts) prior to the expiration of the term of such Directors.

Directors are natural persons and are not required to hold shares of the Company.

None of the following persons may serve as a Director, Supervisor, president or other senior management of the Company:

- persons without capacity or with limited capacity for civil acts;
- persons who have been sentenced for crimes for corruption, bribery, encroachment or embezzlement of property or disruption of the social or economic order where five years have not lapsed following the serving of the sentence, or persons who were deprived of their political rights for committing a crime where five years have not lapsed following the serving of the sentence;
- directors, or factory directors or managers who bear personal liability for the bankruptcy or liquidation of their companies or enterprises where three years have not lapsed of following the date of completion of such bankruptcy or liquidation;
- the legal representatives of companies or enterprises that had their business licenses revoked or that had been shut down for breaking the law, where such representatives bear individual liability therefor and three years have not lapsed following the date of revocation of such business licenses;
- persons with relatively heavy individual debts that have not been settled upon maturity;
- persons who is under criminal investigation by the judicial authorities, and such cases have not been closed;
- persons who may not act as leaders of enterprises by virtue of laws and administrative regulations;
- non-natural persons;
- persons convicted of violating relevant securities laws and regulations by the competent regulatory authority, and such conviction involves a finding that he or she has acted fraudulently or dishonestly, where less than five years have elapsed since the date of conviction;

- persons who hold positions other than a director in the controlling shareholder of the Company or de facto controlling person of the Company may not serve as senior management of the Company.

The election, entrustment or appointment of a director, supervisor, president or other senior management in violation of the above provisions shall be ineffective.

The validity of an act of a Director, Supervisor, president or other senior management of the Company on behalf of the Company towards a bona fide third party shall not be affected by any irregularity in his/her current position, election or qualifications.

Shareholders holding individually or jointly at least 3% of the shares in the Company with the right to vote shall have the right to nominate candidates for election to the board of Directors or Supervisors (except for directorship or supervisorship representing employees) at a shareholders' general meeting by submission of a written proposal, provided that the number of the nominated candidates shall be in compliance with the Articles of Association and no more than the membership to be elected.

A Director shall be deemed to be incapable of fulfilling his or her duty if he or she fails to attend the board meeting either personally or by entrusting other directors to attend on his or her behalf twice consecutively, and the Board shall propose to the shareholders' general meeting to remove such Director.

There is no provision in the Articles of Association regarding retirement or non-retirement of Directors under an age limit.

In addition to those being prevented from holding the position of a director of the Company, the following persons shall also be prohibited from holding the position of an independent Director:

- persons (including their Direct Relatives and persons with Major Social Relationships) holding a position in the Company or any of its subsidiaries;

- natural person shareholders (including their Direct Relatives) who directly or indirectly hold 1% or more of all the issued shares of the Company, or rank among the top ten shareholders of the Company;

- persons (including their Direct Relatives) holding a position in any of the institutional shareholders who directly or indirectly hold 5% or more of all the issued shares of the Company, or rank among the top five institutional shareholders of the company;

- persons who met the aforesaid circumstances in the previous one year;

- persons who provide services to the Company or any of its subsidiaries in areas of accounting, law or consultancy, etc.;

- other persons who are prohibited by laws, the securities regulatory authorities of the place of listing and other regulatory authorities from holding positions as independent non-executive director.

In this paragraph, the term "Direct Relatives" refers to spouses, parents, children; "Persons with Major Social Relationships" refers to siblings, mothers- or fathers-in-law, daughters- or sons-in-law, siblings' spouses and spouses' siblings.

If an independent non-executive Director fails to attend the Board meeting personally for three times consecutively, the Board shall propose to the shareholders' general meeting to replace such independent Director.

Our board of directors, board of supervisors and shareholders who jointly or severally hold no less than 3% of the issued shares in the Company may nominate candidates for independent non-executive Director. The independent non-executive Directors shall be decided through election at shareholders' general meeting.

Duties

In addition to obligations imposed by laws or listing rules of the stock exchange(s) on which shares of the Company are listed, the Company's directors, supervisors, president and other senior management personnel shall have the following obligations to each shareholder in the exercise of the functions and powers granted to them by the Company:

- not to cause the Company to act beyond the scope of business stipulated in its business license;
- to act honestly in the best interests of the Company;
- not to deprive the Company of its property in any way, including (but not limited to) any opportunities that are favorable to the Company; and
- not to deprive any shareholders of their individual rights or interests, including (but not limited to) rights to distributions and voting rights, unless pursuant to a restructuring plan of the Company submitted to and adopted by the shareholders' general meeting in accordance with the Articles of Association.

The Company's directors, supervisors, president and other senior management shall have an obligation, in the exercise of their rights or discharge of their obligations, to perform their acts with due care, diligence and skills as a reasonable and prudent person should do under similar circumstances.

The Company's directors, supervisors, president and other senior management must, in the exercise of their duties, abide by the principle of loyalty and shall not place themselves in a position where there is a conflict between their personal interests and their duties. This principle shall include but not limited to) the fulfillment of the following obligations:

- to act honestly in the best interests of Company;
- to exercise powers within the scope of their functions and powers and not to act beyond such powers;
- to personally exercise the discretion vested on him/her, not to allow himself/herself to be manipulated by another person and, not to delegate the

exercise of his/her discretion to another party unless permitted by laws or with the consent of the shareholders' general meeting that has been informed;

- to be impartial from shareholders of the same category and fair to shareholders of different categories;

- not to conclude a contract or enter into a transaction or arrangement with the Company except as otherwise provided in the Articles of Association or with the informed consent of the shareholders' general meeting;

- not to use the Company's property for his/her own benefit in any way without the informed consent of the shareholders' general meeting;

- not to use his/her positions and powers as a means to accept bribes or other forms of illegal income, and not to appropriate the Company's property in any way, including (but not limited to) any opportunities that are favorable to the Company;

- not to accept commissions in connection with the Company's transactions without the informed consent of the shareholders' general meeting;

- to abide by the Articles of Association, perform his/her duties faithfully, protect the interests of the Company and not to seek personal gain with his position, functions and powers in the Company;

- not to take advantage of his/her positions to seek the Company's business opportunities, nor operate the same category of business on behalf of himself/herself or any third party, not to compete with the Company in any way without the informed consent of the shareholders' general meeting;

- not to embezzle the Company's funds, not to deposit the Company's assets or funds in accounts opened in his/her own or in another's person's name;

- not to lend the Company's funds to others or use the Company's assets to provide security interest for the debts of the Company shareholders or other individuals in violation of the Articles of Association and in the absence of the approval by the shareholders' general meeting or the Board;

- not to use his/her relationship to impair the interests of the Company;

- not to disclose confidential information relating to the Company that was acquired by him/her during his/her term of office without the informed consent of the shareholders' general meeting, and not to use such information except for the interests of the Company; however, such information may be disclosed to the court or other government authorities if:

  - required by law;

  - required in the public interest; or

- required in the own interest of such Director, Supervisor, president or other senior management.

A Director, a Supervisor, the president or other senior management of the Company may not procure the following persons or organizations ("Related Persons") to do what such director, supervisor, president or other senior management may not do:

- the spouse or minor children of such Director, Supervisor, president or other senior management personnel of the Company;
- the trustee of a Director, Supervisor, president or other senior management of the Company or of any person referred in the aforesaid item above;
- the partner of a Director, Supervisor, president or other senior management of the Company or of any person referred in aforesaid two items above;
- a company in which a Director, Supervisor, president or other senior management of the Company, individually or jointly with any person referred to in aforesaid three items above or any other Director, Supervisor, president or other senior management of the Company, has actual control; and
- a Director, a Supervisor, the president or other senior management of the company being controlled as referred to in aforesaid item above.

The fiduciary duty of a Directors, Supervisor, president and other senior management of the Company does not necessarily cease with the termination of his/her term of office. His/her confidentiality obligation in relation to the Company's trade secrets shall remain upon termination of their term of office. The term for continuance of other obligations shall be decided upon in accordance with the principle of fairness, depending on the time lapse between the termination and the occurrence of the matter as well as the circumstances and conditions under which the relationship with the Company terminates.

If a Director, a Supervisor, the president or other senior management of the Company breaches his/her obligations to the Company, the Company shall, in addition to any rights and remedies provided by laws, have a right to:

- require the relevant Director, Supervisor, president or other senior management of the Company to compensate for the losses sustained by the Company as a consequence of his/her dereliction of duty;
- rescind any contract or transaction concluded by the Company with the relevant Director, Supervisor, president or other senior management of the Company and contracts or with a third party (where such third party is aware or should be aware that the director, supervisor, president or other senior management representing the Company was in breach of his/her obligations to the Company);
- require the relevant Director, Supervisor, president or other senior management of the Company to surrender the gains derived from the breach of his/her obligations;

- recover any funds received by the relevant Director, Supervisor, president or other senior management of the Company that should have been received by the Company, including (but not limited to) commissions; and

- require the relevant Director, Supervisor, president or other senior management of the Company to return the interest earned or possibly earned on the funds that should have been given to the Company.

A Director, a Supervisor, president or other senior management of the Company may be relieved from liability for a specific breach of obligations by the shareholders' general meeting which has been informed, except the circumstances as specified in the Articles of Association.

Borrowing powers

The Articles of Association do not specifically provide for the manner in which borrowing powers may be exercised nor do they contain any specific provision in respect of the manner in which such borrowing powers may be amended, except for:

- provisions which authorize the Directors to formulate proposals for the issuance of debentures and other securities by the Company;

- provisions which provide that the issuance of debentures and other securities shall be approved by the shareholders' general meeting by a special resolution.

Amendments to constitutional documents

The Company may amend the Articles of Association in accordance with laws and the provisions of the Articles of Association.

The Company shall amend the Articles of Association if any of the following circumstances occurs:

- if any terms contained in the Articles of Association becomes inconsistent with the provisions of the amended laws after the PRC Company Law or other relevant laws are amended;

- if certain changes of the Company occur resulting in the inconsistence with certain terms specified in the Articles of Association;

- if the shareholders' general meeting adopts a resolution to amend the Articles of Association.

Any amendment to the Articles of Association falls in the scope of discloseable information prescribed by laws, and shall subject to announcement in accordance with relevant provisions.

An amendment to the Articles of Association in connection with the Mandatory Provisions shall subject to approval of the relevant supervisory and regulatory authorities of the State Council. Where an amendment in the Articles of Association shall be subject to registration, the Company shall register the amendment according to the applicable law.

Variation of rights of existing shareholders of different classes

Shareholders who hold different categories of shares in the Company shall be shareholders of different classes. Shareholders of different classes shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Articles of Association.

In addition to shareholders of other categories of shares, shareholders of domestic-listed shares classes and foreign-listed shall be deemed as shareholders of different classes of shares.

Upon the approval of the CSRC, holders of domestic shares of the Company may transfer their shares to foreign investors and trade on overseas stock exchange. The listing of such shares in overseas stock exchange shall be in compliance with relevant supervisory regulations, rules and requirements effective at the place of listing. The listing of such shares in overseas stock exchange does not need approval from shareholders of different categories by class meetings.

Any proposal by the Company to change or abrogate the rights of any class of shareholders shall be approved by the shareholders' general meeting by a special resolution and by a separate shareholders' general meeting convened by the affected shareholders of that classes conducted in accordance with the Articles of Association.

The rights of shareholders of a class shall be deemed to have been changed or abrogated in the following conditions:

- an increase or decrease in the number of shares of a class or an increase or decease in the voting rights, distribution rights or other privileges shares of a class;
- conversion of all or part of the shares of a class into shares of another class, or vice versa or the grant of a right to convert;
- cancellation or reduction of rights to accrued dividends or cumulative dividends attached to shares of a class;
- cancellation or reduction of a dividend preference or property distribution preference during liquidation of the Company, attached to shares of a class;
- an addition, cancellation or reduction of share conversion rights, options, voting rights, transfer rights, preemptive rights to rights issues or rights to acquire securities of the Company attaching to shares of a class;
- cancellation or reduction of rights to receive amounts payable by the Company in a particular currency attached to shares of a class;
- creation of a new class of shares with voting rights, distribution rights or other privileges which are equal or superior to shares of a class;
- imposition of restrictions or additional restrictions on the transfer or ownership of shares of a class;

- issue of rights to subscribe for, or convert into, shares of a class or another class;

- an increase in the rights and privileges of shares of another class;

- restructuring of the Company which causes shareholders of different classes to bear liability on a disproportionate basis during the restructuring; or

- an amendment or cancellation of "special voting procedures for shareholders of different classes" as contained in the Articles of Association.

Interested shareholders (as defined below) shall not have the right to vote at meetings of shareholders of different classes.

Resolutions of a class shareholders' meeting may be passed only by way of poll by two-thirds or more of the voting rights of that class represented at that meeting who are entitled to vote at that meetings.

When the Company is to convene a class shareholders' meeting of a class, it shall issue a written notice 45 days (excluding the date of such meeting) prior to the meeting informing all the registered shareholders of that class of the matters to be examined at the meeting as well as the date and place of the meeting. Shareholders who intend to attend the meeting shall, within 20 days prior to the day of the meeting, deliver a written reply to the Company on meeting attendance.

If a class shareholder' meeting is convened by serving of notice, such notice needs to be delivered only to the shareholders who are entitled to vote thereat.

The procedures pursuant to which a class shareholders' meeting is held shall, to the extent possible, be identical to the procedures according to which a shareholders' meeting is held. Provisions of the Articles of Association in relation to procedures for the holding of a shareholders' general meeting shall be applicable to class shareholders' meetings.

The special voting procedures for shareholders of different classes shall not apply in the following circumstances:

- where, as approved by way of a special resolution of the shareholders' meeting, the Company issues, either separately or concurrently, domestic investment shares listed within the PRC and foreign investment shares listed outside the PRC every 12 months, and the number of the domestic investment shares and foreign investment shares listed outside the PRC intended to be issued does not exceed 20% of the issued and outstanding shares of the respective categories;

- where the plan for, issuance of domestic investment shares listed within the PRC and foreign investment shares listed outside the PRC upon the incorporation of the Company is completed within 15 months since being approved by the securities regulatory authorities of the State Council;

- the shares of the Company held by founding shareholder(s) are transferred or converted to foreign investment shares upon the approval of the State Council

or its authorized approving authorities and publicly tradable on overseas stock exchange.

For the purposes of the provisions of the rights of shareholders of different classes, the "interested shareholders" shall have the following meanings:

- if the Company has made a repurchase offer to all shareholders in the same proportion or has repurchased its own shares through open transactions on a stock exchange in accordance with the Articles of Association, the controlling shareholders as defined in the Articles shall be "interested shareholders";
- if the Company has repurchased its own shares by an agreement outside a stock exchange in accordance with the Articles of Association, shareholders in relation to such an agreement shall be "interested shareholders"; or
- under a restructuring proposal of the Company, shareholders who will bear liability in a proportion smaller than that of the liability borne by other shareholders of the same class, or shareholders who have an interest that is different from the interest of other shareholders of the same class shall be "interested shareholders".

Resolutions-majority required

Resolutions of shareholders' general meeting are divided into ordinary resolutions and special resolutions.

Ordinary resolutions made by shareholders' general meeting shall be adopted by more than half of voting shares represented by the shareholders attending the shareholders' general meeting (including their proxies).

Special resolutions made by shareholders' general meeting shall be adopted by two-thirds or more of voting shares represented by the shareholders attending the shareholders' general meeting (including their proxies).

Voting rights (generally, on a poll and right to demand a poll)

Shareholders (including their proxies) exercise voting rights according to the voting shares they hold, and each share shall have one voting right. But the shares of the Company held by the Company shall not carry voting right and shall not be calculated into the aggregate amount of shares carrying voting right in attendance of the shareholders' meeting.

The matters of the shareholders' meeting shall be resolved by open voting.

A poll demanded on a vote regarding the election of the chairman of the meeting or an adjournment of the meeting, shall be taken immediately. A poll demanded on any other matters shall be taken at the time as the chairman of the meeting decides and the meeting may proceed to other matters. The result of the poll shall still be a resolution of the meeting.

On a poll taken at a meeting, a shareholder (including his proxy) entitled to two or more votes need not cast all of his vote in the same way.

In case of an equality of votes, the chairman of the meeting shall be entitled to a casting vote.

Requirements for annual shareholders' meeting

Annual general meeting shall be held once every year within six months after the end of the financial year.

Accounts and audit

The Company shall formulate its accounting system in compliance with laws, administrative regulations and relevant stipulations in the generally accepted accounting principles of PRC formulated by the relevant regulatory authorities.

The board of directors of the Company shall submit to its shareholders at every annual general meeting such financial reports as are required by the laws and regulations.

The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either international accounting standards or that of the place outside China where the Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the aforesaid accounting standards, such difference shall be stated and explained in the financial statements. For the purposes of distribution of the Company's after-tax profits in a financial year, the lower of the after-tax profits as shown in the different set of financial statements shall be adopted.

The financial reports of the Company shall be made available at the Company for inspection by shareholders 20 days before the annual general meeting. Every shareholder of the Company is entitled to a copy of the financial reports.

A copy of the above financial report shall, at least 21 days before the date of the general meeting, be delivered or sent by pre-paid post to the registered address of every holders of Foreign Shares.

The interim results or financial information that the Company announces or discloses shall be compiled according to both PRC accounting standards, rules and regulations, and international accounting standards or accounting standards of the place at which shares of the Company are listed.

The Company shall disclose its financial reports two times in each financial year, that is, its interim financial reports within 60 days of the end of the first six months of a financial year and its annual financial reports within 120 days of its financial year end.

Notice of meetings and business to be conducted thereat

There are two types of shareholders' meetings: the annual shareholders' meetings and the extraordinary shareholders' meetings.

The extraordinary shareholders' meeting shall be convened within two months upon the occurrence of any of the following events:

- the number of Directors is less than the number stipulated by PRC Company Law (five to 19 members) or less than two-thirds of the number required by the Articles of Association (i.e. six members);

- the outstanding balance of the Company's loss that had not been made-up reaches one-third of the Company's total paid-in share capital;

- shareholders holding severally or jointly 10% or more of the Company's shares presents a written request to convene an extraordinary shareholders' meeting (the percentage of shareholding shall be calculated in accordance with the shareholdings on the date of the presence of such request);

- the Board deems it as necessary or the board of supervisors proposes that the meeting be convened;

- half or more of all the independent non-executive Directors propose that the meeting be convened; and

- other situations, as stipulated in laws and the Articles.

Any shareholders who hold, jointly or severally with others, 3% or more voting shares of the Company shall have the right to propose and submit in writing to the persons who convene shareholders' meeting special proposals ten days prior to the convening of shareholders' meeting. The convening persons shall issue a supplementary notice with the contents of the special proposals within two days of receipt of such proposals and submit the special proposals to the shareholders' general meeting for discussion. The special proposals shall fall within the scope of duties of the shareholders' general meeting and include specific subject and particular matters to be resolved.

When the Company is to convene a shareholders' general meeting, it shall issue a written notice 45 days prior to the meeting (excluding the date of the meeting), informing all the registered shareholders of the matters to be examined at the meeting as well as the date and place of the meeting. Shareholders who intend to attend the shareholders' meeting shall, within 20 days prior to the meeting, deliver a written reply to the Company on the meeting attendance.

The notice of a shareholders' general meeting shall be delivered to the shareholders (whether or not entitled to vote on the shareholders' meeting) by courier or per-paid mail to the recipient's address shown in the register of shareholders or by public announcement. The public announcement referred to in the preceding paragraph shall be published in one or more newspapers or periodicals designated by the securities regulatory authorities of the State Council as well as the website of the company and the stock exchange during the period between 45 and 50 days before the meeting is held. Once the announcement is made, all shareholders shall be deemed to have received the notice of the relevant shareholders' general meeting.

A meeting and the resolutions adopted to thereof shall not be invalidated as a result of accidental omission to give notice of the meeting to, or the failure of receiving such notice by, a person entitled to receive such notice.

The notice of a shareholders' general meeting shall meet the following requirements:

- it shall be made in writing;

- it shall specify the time, place and period of the meeting;

- it shall describe the matters and proposals to be discussed at the meeting;

- it shall provide necessary information and explanations to the shareholders so as to enable them fully understand the matters to be discussed and make decisions accordingly. This principle shall apply (but not limited to) when the Company proposes a merger, repurchase of shares, reorganization of share capital or other restructuring, it shall provide the specific conditions and contracts (if any) of the transaction under discussions and earnestly explain the cause and result of the transaction;

- it shall disclose the nature and extent of material interests, if any, of any Director, Supervisor, president or other senior management of the Company in any matter to be discussed; and provide an explanation of the differences, if any, between the way in which the matter to be discussed would affect such Director, Supervisor, president or other senior management of the Company in his/her capacity as shareholders and the way in which such matter would affect other shareholders of the same class;

- it shall contain the full text of any special resolutions proposed to be voted at the meeting;

- it shall contain a conspicuous statement that all shareholders are entitled to attend the shareholders' general meeting and have the right to entrust one or more proxies to attend and vote on their behalf and that such proxy need not be a shareholder;

- it shall state the time and place for the delivery of the meeting's proxy forms;

- it shall state the date on which equity of shareholders entitled to attend shareholders' general meeting is registered;

- the name and contact details of the permanent contact person for the meeting.

When the opinions of the independent non-executive directors are required for matters to be discussed, the opinions and reasons of such independent non-executive directors shall be disclosed at the time of the issuance of the notice or supplementary notice of the shareholders' general meeting.

Based on the written replies received 20 days prior to a shareholders' meeting, the Company shall calculate the number of votes represented by the shareholders intending to attend the meeting. If the number of voting shares represented by the shareholders intending to attend the meeting is half or more of the total number of the Company's voting shares, the Company may convene the shareholders' meeting. If not, the Company shall within five days inform the shareholders once again of the matters to be examined at the meeting as well as the date and place of the meeting in the form of a public announcement. Upon notification by public announcement, the Company may convene the shareholders' meeting.

Unless under unusual circumstances such as any crisis, without the prior approval of the shareholders' meeting by special resolutions, the Company may not conclude any contract with any person other than a director, supervisor, president or other senior management

personnel of the Company for the delegation of the whole business management or the important business management of the Company to such person.

Resolutions on the following items shall be adopted in the form of ordinary resolutions by a shareholders' general meeting:

- working report of the Board and the board of Supervisors;
- plans made by the Board on profit distribution and loss make-up;
- nomination and removal of members of the Board and the board of Supervisors and their remunerations and methods of payment;
- annual budget, final accounts plans;
- balance sheet, profit statement and other financial statements;
- annual reports of the Company;
- items other than those stipulated by laws, administrative regulations or the Articles of Association to be adopted by special resolutions.

The following items shall be adopted in the form of special resolutions:

- increase or reduction of the Company's registered capital or issuance of any class of shares, warrants of share subscription or other similar securities;
- issuance of bonds;
- division, merger, dissolution, liquidation or change of organizational form of the Company;
- amendment to the Articles of Association;
- purchase or sale of material assets or provision of security interest with an amount of more than 30% of the Company's audited total assets value for the most recent period;
- share option incentive plans; and
- other matters stipulated by laws, administrative regulations or the Articles of Association, and other matters decided in ordinary resolutions adopted by the shareholders' general meeting as having significant impact on the Company and requiring adoption by way of special resolutions.

Transfer of shares

Unless otherwise provided by laws and administrative regulations, the Company's shares may be transferred free of any encumbrances, provided that Hong Kong Stock Exchange shall be registered at the share registration institution in Hong Kong entrusted by the Company.

Any changes to or correction of any parts of the register of shareholders shall be conducted in accordance with the laws of the place where such parts of the register of shareholders are kept.

No changes resulting from share transfers may be made to the register of shareholders within 30 days prior to a shareholders' general meeting or five days prior to the record date set by the Company for the purpose of distribution of dividends.

Power of the Company to purchase its own shares

After being approved under the procedures stipulated by laws and the Articles of Association and obtaining approvals from administrative authorities authorized by the State Council, the Company may repurchase shares of the Company in the following circumstances:

- to cancel the shares for the purpose of reducing the registered capital of the Company;
- to merge with other companies holding the shares of the Company;
- to give the shares to employees as awards;
- to be requested to repurchase the shares held by the shareholders who object to the resolutions adopted at the shareholders' general meeting concerning consolidation and division of the Company; or
- other circumstances where laws and administrative regulations so permit.

The repurchase of the Company's shares, upon the approval by the administrative authorities authorized by the State Council, may be conducted in any of the following manners:

- making a repurchase offer pro rata to all shareholders;
- repurchase through open transactions in a stock exchange;
- repurchase through contractual arrangements outside a stock exchange; or
- other means approved by laws, administrative regulations and authorities authorized by the State Council.

When the Company is to repurchase shares through contractual arrangements outside a stock exchange, prior approval shall be obtained from the shareholders' general meeting in accordance with the Articles of Association. Upon prior approval of the shareholders' general meeting obtained in the same manner, the Company may rescind or change contracts concluded in the manner set forth above or waive any of its rights under such contracts.

- for the purposes of the above paragraph, contracts for the repurchase of shares shall include (but not limited to) agreements whereby repurchase obligations are undertaken and repurchase rights are acquired.
- the Company may not assign contracts for the repurchase of its own shares or any of its rights thereunder.

- the Company shall apply to the State Administration for Industry and Commerce for the change of the registered capital registration in the event that the repurchased shares are cancelled due to the repurchase thereof.

- the amount of the Company's registered capital shall be reduced by the total par value of the shares so cancelled.

- unless the Company has already entered the liquidation stage, it must comply with the following provisions in buying back its issued and outstanding shares:

- where the Company buys back shares at their par value, the amount thereof shall be deducted from the book balance of distributable profit and from the proceeds of a new share issuance made to repurchase the old shares;

- where the Company buy backs shares at a price higher than their par value, the portion corresponding to their par value shall be deducted from the book balance of distributable profit and from the proceeds of a new share issuance made to buy back the old shares; and the portion in excess of the par value shall be handled according to the following methods:

  where the shares bought back were issued at their par value, the amount shall be deducted from the book balance of distributable profit;

  where the shares bought back were issued at a price higher than their par value, the amount shall be deducted from the book balance of distributable profit and from the proceeds of a new share issuance made to buy back the old shares; however, the amount deducted from the proceeds of the new share issuance may not exceed the total premium obtained at the time of issuance of the old shares nor may it exceed the amount in the Company's share premium account (or capital reserve funds account) (including the premiums from the new share issuance) at the time of buy-back;

- the amount paid by the Company for the purposes set forth below shall be paid out of the Company's distributable profits:

  acquisition of the right to repurchase its own shares;

  modification of any contract for repurchase of its own shares;

  release from any of its obligations under any repurchase contracts.

- after the par value of the cancelled shares has been deducted from the registered capital of the Company in accordance with relevant regulations, that portion of the amount deducted from the distributable profit and used to buy back shares at the par value shall be included in the Company's share premium account (or capital reserve account).

Power of the Company's subsidiaries to own shares in the Company

There are no provisions in the Articles of Association restricting the ownership of shares in the Company by any of the Company's subsidiaries.

Dividends and other methods of profits distribution

The Company may distribute the dividends in the form of cash or shares.

The Company shall appoint recipient agents for shareholders of foreign investment shares listed outside the PRC to collect on behalf of the relevant shareholders the dividends distributed and other funds payable in respect of foreign investment shares listed outside the PRC, and to keep such amounts for the future payment to the relevant shareholders.

The recipient agents appointed by the Company for shareholders of foreign investment shares listed in Hong Kong shall be a company which is registered as a trust company under the Trustee Ordinance of Hong Kong.

After complying with PRC laws, the Company may expropriate dividends no one claimed for, but such right of expropriation shall only be exercised upon the expiration of the applicable statutory limitation.

Proxies

Any shareholders entitled to attend and vote at a shareholders' meeting shall have the right to appoint one or more persons (who need not be shareholders) as his/her proxies to attend and vote on his/her behalf. Such proxy may exercise the following rights according to his/her entrustment by the shareholder:

- the shareholder's right to speak at the shareholders' meeting; and

- the exercise of voting right by ballot.

Shareholders shall entrust the proxy in writing, and the proxy shall be signed by the entrusting party or the agent authorized by the shareholders in writing. If the entrusting party is a legal person, the instrument shall be sealed with the legal person's stamp or signed by its director or formally authorized agent.

Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card and effective proof to his/her qualification as a legal representative and shareholding certificate. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card and written proxy or authorization letter issued by the legal representative of the legal person shareholder.

The proxy letter issued by a shareholder to entrust proxy to attend shareholders' meeting shall contain the following contents:

- name of the principal and the proxy;

- the number of shares held by the principal;

- proxy's voting right;

- instructions on each item to be discussed on the agenda of shareholders' meeting, stating whether the shareholder agrees to, object to or abstain from voting the resolution respectively;

- instructions on the voting right in respect of the special proposals to be discussed on the agenda of shareholders' meeting, including detailed instructions on the exercise of such voting right if any;
- the issuing date of proxy letter and its effective period;
- signature or seal of the entrusting party; if the entrusting party is a legal person, the proxy letter shall be sealed by it.

Any form issued by the Board of the Company to the shareholders for the appointment of proxies shall give the shareholders free choice to instruct their proxies to cast an affirmative, negative or absentation vote and enable the shareholders to give separate instructions on each matter to be voted during discussions at the meeting. The proxy letter shall specify that in the absence of instructions from the shareholder, the proxy may vote as he/she thinks fit.

Where the entrusting party has died, lost capacity for acts, revocated the proxy or the signed instrument of appointment prior to the voting, or the relevant shares have been transferred prior to the voting, a vote given in accordance with the terms of proxy letter shall remain valid as long as the Company did not receive a written notice of the event before the commencement of the relevant meeting.

Calls on shares and forfeiture of shares

Shareholders are entitled to the interests of any payment for shares prior to the making of calls on such shares, but can not claim any dividend in respect of such shares that is declared after that prepayment.

The Company has right to sell the foreign investment shares listed outside the PRC, the holders of which are unable to get into contact with for a prescribed period of time subject to satisfaction of the following conditions:

- the Company has declared dividend in respect of such shares of at least three times within 12 years, but such dividend has never been collected by any person during that period; and
- after the expiration of the 12 year period, the Company shall publish an announcement in one or more magazines of the jurisdiction where the Company is listed, stating its intention to sell such shares, and notify the securities regulatory authorities of the jurisdiction where the Company is listed.

Rights of shareholders (including inspection of register)

Shareholders of ordinary shares of the Company shall enjoy rights pursuant to the applicable laws and the Articles of Association as follows:

- collect dividends and other kinds of interests distributed based on the number of shares held by them;

- request for convention of, convene, preside over, attend or entrust a proxy to attend shareholders' meetings and exercise relevant voting right in accordance with the applicable laws;

- supervise and administrate the business operation of the Company, and make suggestions and enquiries accordingly;

- transfer, donate or pledge shares held by the shareholders in compliance with laws, administrative regulations, relevant requirements of securities regulatory authorities in the places where the shares are listed and the Articles of Association;

- obtain relevant information in accordance with the Articles of Association, including:

  - obtaining the Articles of Association after paying the cost;

  - inspecting and making copies of the following documents after paying reasonable costs:

    1. all parts of the register of shareholders;

    2. personal materials of a Director, Supervisor, president and other senior management of the Company;

    3. status of share capital of the Company;

    4. reports of the aggregate par value, number of shares, and highest and lowest prices of each class of shares repurchased by the Company since the last accounting year as well as all the expenses paid by the Company therefor;

    5. counterfoil of bonds of the Company, minutes of shareholders' meetings, resolutions of the Board's meetings, resolutions of board of Supervisors' meetings, financial report.

- participate in the distribution of the Company's remaining assets based on the number of shares held by the shareholders when the Company is terminated or liquidated; and

- request the Company to purchase its shares if objects to the resolutions adopted by the shareholders' general meeting on merger or separation;

- other rights permitted by laws, administrative regulations and the Articles of Association.

Quorum for shareholders' meetings and shareholders' class meetings

Based on the written replies received 20 days prior to a shareholders' general meeting, the Company shall calculate the number of voting shares represented by the shareholders intending to attend the meeting. If the number of voting shares represented by the shareholders intending to attend the meeting is more than half of the total number of the

Company's voting shares, the Company may convene the shareholders' meeting. If not, the Company shall within five days inform the shareholders once again of the matters to be examined at the meeting as well as the date and place of the meeting in the form of a public announcement. Upon notification by public announcement, the Company may convene the shareholders' general meeting.

If the number of voting shares a class of shareholders represented by the shareholders intending to attend the meeting is more than half of the total number of shares of that class carrying the right to vote at the meeting, the Company may hold the meeting of shareholders of that class. If not, the Company shall within five days inform the shareholders once again of the matters to be examined at the meeting and the date and place of the meeting in the form of a public announcement. Upon notification by public announcement, the Company may hold the meeting of shareholders of that class.

Rights of minority shareholders in relation to fraud or oppression

In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchange(s) on which the shares of the Company are listed, while exercising shareholder's rights, the controlling shareholders shall not make such decisions by exercising their voting rights to the detriment of all or part of the shareholders' interests as below:

- relieving a Director or Supervisor of the responsibility to act honestly in the best interest of the Company;
- approving a Director or a Supervisor for his/her own or other person's benefit to deprive the Company of its property in any form, including (but not limited to) any opportunities that are favourable to the Company; or
- approving a Director or a Supervisor for his/her own or other person's benefit to deprive other shareholders of their rights or interests, including (but not limited to) rights to distributions and voting rights, unless pursuant to a restructuring of the Company submitted to and adopted by the shareholders' general meeting in accordance with the Articles of Association.

The term "controlling shareholder(s)" in the Articles of Association shall refer to the person(s) satisfying any of the following conditions:

- acting alone or in concert with others, has the power to elect half or more number of the Directors;
- acting alone or in concert with others, has the power to exercise or control the exercise of 30% or more of the Company's voting rights;
- acting alone or in concert with others, hold 30% or more of shares of the Company;
- acting alone or in concert with others, can obtain actual control of the Company in any other manner.

Procedures on liquidation

Should any of the following circumstances occur, the Company shall be dissolved and liquidated pursuant to law:

- if the shareholders' meeting resolves to dissolve the Company;
- if a dissolution is necessary as a result of the merger or division of the Company;
- if the Company is declared insolvent pursuant to law because it is unable to pay off matured debts;
- if the Company's business license is lawfully suspended, and the Company is lawfully declared to be closed or revoked;
- if no other solutions can be pursued when the Company has serious difficulties in its operation and management, and its continued existence will cause great loss to the shareholders' interests, shareholders with 10% or more of all the voting rights of the company may file a lawsuit with the court to dissolve the company.

If the Board decides that the Company should be liquidated (except the liquidation as a result of our Company's declaration of insolvency), the notice of the shareholders' general meeting convened for such purpose shall include a statement to the effect that the Board has made full investigation into the position of the Company and that the Board holds the opinion that the Company can pay its debts in full within 12 months after the announcement of liquidation.

Dissolution and liquidation of the Company shall be in compliance with the relevant provisions stipulated under the PRC Company Law.

The functions and powers of the board of directors shall terminate immediately after the general shareholders' meeting has adopted a resolution to carry out liquidation.

During the period of liquidation, the Company still exists but shall not engage in any business activities irrelevant to such liquidation.

The liquidation committee shall follow the instructions from the shareholders' general meeting, and report to the shareholders' general meeting at least once a year on the committee's income and expenditure, the business of the Company and the progress of the liquidation. It shall make a final report to the shareholders' general meeting when the liquidation is completed.

Other provisions material to the Company or its shareholders

General provisions

The Company is a joint stock limited company having perpetual existence.

From the date on which the Articles of Association came into effect, the Articles of Association constitute a legally binding public document regulating our organization and activities, and the rights and obligations between the Company and each shareholder and among the shareholders themselves.

The Company may invest in other limited liability enterprises and joint stock enterprises in accordance with law and shall be held responsible for the invested enterprises within the limitation of the amount of the Company's capital contribution or shares subscription.

In light of the demands of operation and business development and based on relevant laws and regulations, after obtaining separate resolutions of the shareholders' general meeting, the Company may increase its capital through the following ways:

- offering new shares to the public;
- private placing of shares;
- distributing new shares to existing shareholders;
- transferring capital reserve funds; or
- other methods provided by laws and administrative regulations or permitted by the administrative authorities authorized by the State Council.

The Company's issuance of new shares shall be handled in accordance with the procedures provided for in relevant State laws and administrative regulations after having been approved in accordance with the Articles of Association.

The Company may reduce its registered capital in accordance with the provisions of the Articles of Association. The reduction of registered capital shall follow the procedures set forth in the PRC Company Law and other regulations and provisions of the Articles of Association.

When the Company is to reduce its registered capital, it must prepare a balance sheet and an inventory of assets.

The Company shall notify its creditors within 10 days of adopting the resolution to reduce its registered capital and shall publish an announcement about the resolution for at least three times in the newspapers designated by the relevant regulatory authorities in the jurisdiction where the Company is listed within 30 days and on the website of the company and the relevant stock exchange in accordance with requirements of the jurisdiction where the company is listed. Creditors shall, within 30 days since receiving a written notice or within 45 days since the date of the public announcement for those who have not received a written notice, be entitled to require our company to pay off its debts in full or to provide a corresponding guarantee for repayment.

The reduced registered capital of the Company may not be less than the statutory minimum.

Shareholders of ordinary shares of the Company shall undertake the following obligations:

- abide by laws, administrative regulations and the Articles of Association;
- contribute share capital according to the number of shares subscribed by them and the methods of capital contribution;
- unless otherwise stipulated by laws and administrative regulations, shareholders shall not withdraw their share capital;

- not to use his shareholder's rights inappropriately to harm the interests of the Company or of other shareholders, or to misuse the independent legal person status of our company and limited liability status of a shareholder to harm the interests of creditor of the Company;

- where any of the shareholders of the Company causes any loss to the Company or to other shareholders by using the shareholder's rights inappropriately, it shall be liable for compensation;

- where any of the shareholders of the Company evades the payment of its debts by misusing the independent legal person status of the Company and the limited liability status of a shareholder, and it seriously harm the interest of any creditor of the Company, it shall bear joint and several liability for such debts of the Company;

- where shareholders who hold 5% or more of the Company's shares with voting rights pledge their shareholdings in the Company, such shareholders shall submit a written report to the Company on the same date of the creation of such pledge;

- other obligations imposed by laws and the Articles of Association.

Other than the conditions agreed by the subscribers of shares at the time of subscription, shareholders shall not be liable to subscribe for any additional share capitals subsequently.

Secretary of Board

- The Board has a secretary who shall be appointed and dismissed by the Board. The board secretary is a member of senior management of the Company.

- the major duties of the board secretary shall be:

    - to organize and prepare for the Board meetings and shareholders' general meetings, prepare relevant materials, arrange for the administrative affairs, take minutes of the meetings and procure their accuracy, take care of the documents and minutes of the meetings, monitor the implementation of the relevant resolutions, and propose to the Board for any suggestion concerning the implementation of such resolutions;

    - to ensure the resolutions of the Board on major issues are passed in compliance with the prescribed procedures; to participate in the consultation, analysis on the matters to be resolved by the Board and propose relevant opinions and suggestions; to assist in dealing with daily work of the Board and its relevant committees;

    - to be responsible for the preparation and duly submission of the required documents to the regulatory authorities and organizing the discharge of the missions given by the regulatory authorities in the capacity of the major contact;

- to be responsible for the information disclosure of the Company, the establishment of a complete information disclosure system, attending all the relevant meetings, and timely acquisition of information on material operation decisions and relevant materials;

- to be responsible for the confidentiality of information sensitive to share price and to formulate a feasible confidentiality system and confidentiality measures; when the information sensitive to share price is leaked for any reasons, to take necessary remedies, make explanations and clarifications in time, and notify the regulatory authorities in the jurisdiction where the company is listed;

- to coordinate with visits and reception work, maintain relationship with the media, coordinate public relationship, and organize the report to the CSRC;

- to ensure that the register of shareholders is properly maintained, and to ensure that persons who are entitled to obtain the Company's records and documents can timely obtain the relevant records and documents;

- to assist directors and the president to abide by domestic and foreign laws, regulations, the Articles of Association and other relevant provisions during their performance of duties, and upon knowing the company passing or likely to pass a resolution in violation of relevant provisions, to be obliged to give timely remind and have the right to faithfully report to the CSRC and other regulatory bodies so as to reflect the actual situation;

- to coordinate the provision of necessary information to our board of Supervisors and other supervising bodies, and assist in the investigations into whether the Company's financial officer, the Directors and the president have acted in good faith in the execution of their duties;

- to exercise other powers conferred by the Board and other powers as may be required or provided for under laws of the places where the Company's shares are listed.

Board of Supervisors

The Company shall have a board of Supervisor, which shall comprise three supervisors, one of whom shall be elected as the chairman of the board of Supervisors. The chairman of the board of Supervisors shall be elected and replaced by two-thirds or more of all the Supervisors. The term of office of each Supervisor shall be 3 years. A Supervisor may serve consecutive terms if reelected upon the expiration of his/her term.

Directors, president and other senior management personnel of the Company may not serve as Supervisors concurrently.

The board of Supervisors shall perform the following duties:

- to examine the periodic report of the Company formulated by the Board and propose a written examination opinion;

- to supervise the financial activities of the company and entrust an accounting firm in the name of the Company to conduct independent audit over the Company's financial issues where necessary;

- to supervise the performance of duties by the directors, the president and senior management personnel of the Company, and dismissal of the Directors and senior management of the company who violate laws, the Articles of Association or resolutions of the shareholders' general meeting;

- to require the Directors, the president, and other senior management of the company to correct any act that is harmful to the Company's interests;

- to propose to hold an extraordinary shareholders' meeting, and to convene and preside over a shareholders' general meeting when the Board fails to perform its duty of convening and presiding over such meeting pursuant to the laws;

- to make proposals to the shareholders' general meetings;

- to bring legal proceedings against the directors, the senior management personnel in accordance with laws;

- to conduct investigations if in doubt of the Company's operation situations, and entrust professional institutions including accounting firm and law firm etc. for assistance where necessary.

A Supervisor can attend the Board meetings as a non-voting attendee and shall have the right to query on the resolved matters or propose suggestions.

A Supervisor shall abide by laws and the Articles of Association, and perform his/her supervising responsibilities honestly and diligently. A Supervisor shall be liable to the Company for any loss caused by his/her performance of duties in violation of the laws or the Articles of Association.

President of the Company

The president of the Company shall be accountable to the Board and shall have the right to exercise the following powers:

- be in charge of business operation and management, organize the implementation of resolutions of the board of directors and report to the board of directors;

- organize the implementation of annual operation and investment plans;

- formulate the internal management establishment structure of the Company;

- formulate the draft of the basic administrative system;

- formulate the basic regulations of the company;
- propose to the board of directors for the appointment or dismissal of Vice President, Chief Accountant, Chief Engineer and Chief Economist;
- appoint or dismiss other management not appointed by the Board;
- propose the convening of special meeting of Board; and
- other powers authorized by the Articles of Association and the Board.

The president shall abide by laws and the Articles of Association and perform his duties faithfully, honestly and diligently. The president shall be liable to the Company for any loss caused by his/her performance of duties in violation of the laws or the Articles of Association.

Board

The Board shall be responsible to the shareholders' general meetings and exercise the following functions and powers:

- convening shareholders' general meetings and reporting on its performance to shareholders at such meetings;
- executing the resolutions of the shareholders' general meetings;
- determining business plans and investment proposals;
- formulating proposed annual budgets and final accounts;
- formulating profit distribution plans and plans for recovery of losses;
- formulating proposals for increases in or reductions of registered share capital, and proposals for issuance of bonds or other marketable securities and listing plans;
- formulating proposals for material acquisition, repurchase of shares, merger, separation, dissolution, liquidation or change of the nature of the Company;
- determining proposals for external investment, acquisition and disposal of asset, assets mortgage, guarantee for third party liabilities, entrusted finance and connected transactions etc. within the scope authorized in shareholders' general meetings;
- formulating proposals for any amendment to articles of association;
- appointing or dismissing the Company's president and secretary of the Board, appointing or dismissing our vice presidents, chief accountant, chief engineer, chief economist and other executive officers based on the nomination of our president, and deciding on matters relating to their emoluments and on the imposition of any disciplinary measures;

- deciding on the establishment of internal management system and structure;
- formulating the basic administrative rules of the Company and managing disclosure of information;
- proposing the appointment or dismissal of the Company's auditing accounting firm to the shareholders' general meeting;
- hearing the work report by the Company's president and supervising the president's performance;
- other authorities conferred by shareholders' general meetings or prescribed by the laws or the Articles of Association.

Regular meetings of the Board shall be held at least once for every half of a year. Meetings of the Board shall be convened by the chairman of the Board. Meeting notice shall be served in writing with the office seal of the Board 10 days before the meeting is held to all the Directors and Supervisors and the president and the secretary of the Board.

The chairman of the Board shall convene and preside a special Board meeting within 10 working days under one of the following circumstances:

- shareholders representing one tenth or more voting rights propose;
- the board of Supervisors proposes;
- the chairman of the Board considers necessary;
- one third or more of the Directors propose jointly;
- half or more of the independent non-executive Directors propose;
- the president of the Company proposes;
- other situations prescribed by the laws or the Articles of Association.

Meetings of the Board may be held only if more than half of the Directors (including proxies) attend. Resolutions of the Board shall be adopted by the affirmative votes of more than half of all the Directors except for the following matters where an affirmative vote of at least two thirds or more of all the Directors will be required:

- formulating proposals for increases in or reductions of registered share capital, and proposals for issuance of bonds or other marketable securities and listing plans;
- formulating proposals for material acquisition, repurchase of shares, merger, separation, dissolution, liquidation or change of the nature of the Company;
- formulating proposals for any amendment to the articles of association;
- providing guarantee for any third party liabilities; or

- material authorizations to the president and the management, the content of which shall be definite and specific.

Each Director shall have one vote.

The special committees set up under the board of Directors include without limitation: Strategy and Investment Committee, Nomination Committee, Audit Committee and Compensation and Discipline Committee.

Appointment of an accounting firm

The Company shall engage an independent accounting firm that complies with relevant State regulations to audit the annual Financial reports and other Financial reports of the Company. The term of engagement of an accounting firm engaged by the Company shall be between the end of the annual shareholders' meeting of the Company and the end of the next annual shareholders' meeting.

The general shareholders' meeting may, by means of an ordinary resolution, dismiss any accounting firm prior to the expiration of its term of engagement, notwithstanding any provisions in the engagement contract between the accounting firm and the Company, without prejudice to such accounting firm's right, if any, to claim damages from the Company in respect of such dismissal.

The engagement, dismissal or refusal of the renewal of the engagement of an accounting firm shall be decided upon by the shareholders' general meeting and reported to the securities regulatory authorities of the State Council.

The remuneration or method of remuneration of an accounting firm shall be decided upon by the shareholders' general meeting. The payment scheme to an accounting firm appointed by the Board shall be determined by the Board.

Major Investment and Disposal of Assets

The Board shall establish stringent review and approval procedures and policies in respect of its authorization for external investment, acquisition and disposal of assets, assets mortgage, pledge, guarantee for third party liabilities, entrusted finance, connected transactions etc.; and shall organize relevant professionals and experts to conduct analysis and judgment over significant investment and submit its decisions to the shareholders' meeting for its approval.

Dispute resolution

If any disputes or claims related to the Company's business based on the rights or obligations provided in the Articles of Association, the PRC Company Law and other relevant laws arise between the shareholders of foreign investment shares listed outside the PRC and the Company, between the shareholders of foreign investment shares listed outside the PRC and the directors, supervisors, the president and other senior management personnel of the Company or between the shareholders of foreign investment shares listed outside the PRC and other shareholders of domestic investment shares, the parties concerned may submit such dispute or claim for arbitration.

When such disputes or claims as described above are submitted for arbitration, such disputes or claims shall be submitted in their entirety, and all persons that have a cause of action due

to the same events or whose participation is necessary for the settlement of such disputes or claims, and if such persons being the Company shareholders, directors, supervisors, the president or other senior management personnel of the Company, shall abide by the arbitration result.

Disputes concerning the definition of shareholders and the register of shareholders shall not be required to be settled by means of arbitration.

A dispute or claim submitted for arbitration may be arbitrated, at the option of the arbitration applicant, by either the China International Economic and Trade Arbitration Commission in accordance with its arbitration rules or the Hong Kong International Arbitration Centre in accordance with its securities arbitration rules. After the arbitration applicant has submitted the dispute or claim for arbitration, the other party must carry out arbitration in the arbitration institution selected by the applicant.

If the arbitration applicant opts for arbitration by the Hong Kong International Arbitration Centre, either party may request arbitration to be conducted in Shenzhen in accordance with the securities arbitration rules of the Hong Kong International Arbitration Centre.

Unless otherwise provided by laws or administrative regulations, the laws of the PRC shall apply to the settlement by means of arbitration of disputes or claims referred in the above paragraph.

The award of the arbitration institution shall be final and binding upon each party.



<u>**Dated 21 February 2008**</u>

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

KARASELL INTERNATIONAL LIMITED

CHEUNG KONG (HOLDINGS) LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES BY THE INVESTOR	6
6.	INVESTOR GUARANTEE	11
7.	REPRESENTATIONS AND WARRANTIES BY THE COMPANY	12
8.	ANNOUNCEMENTS AND CONFIDENTIALITY	13
9.	FURTHER UNDERTAKINGS	14
10.	MISCELLANEOUS	14
11.	VALID AND BINDING AGREEMENT	15
12.	ALTERATION AND TERMINATION	15
13.	NOTICES	15
14.	COUNTERPARTS	16
15.	ENTIRE AGREEMENT	16
16.	SERVICE OF PROCESS	16
17.	GOVERNING LAW	17

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **KARASELL INTERNATIONAL LIMITED**, a company incorporated in the British Virgin Islands and whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **CHEUNG KONG (HOLDINGS) LIMITED,** a company incorporated in Hong Kong and whose registered office is at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong (the "**Controlling Shareholder**");

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

   (CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

   (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as

defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees and undertakes to procure that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary, direct or indirect, of the Controlling Shareholder that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case (a) the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary and (b) the rights and benefits granted under this Agreement to the Investor shall be granted to and shall be exercisable by the Investor or the Investor Subsidiary (as the case may be).

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the Hong Kong Public

Offering and International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally not open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's obligations in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon (i) the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties) by no later than 8:00a.m. on the 13 day of March, 2008; and (ii) the Listing Committee of the Hong Kong Stock Exchange having granted the listing of, and permission to deal in, the H Shares on the Main Board of the Hong Kong Stock Exchange. There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the transaction levy imposed by the Securities and Futures Commission of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than five Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and the Company and the Joint Global Coordinators shall procure the delivery of the Investor Shares in the name of, and to, the Investor or the Investor Subsidiary, as the case may be, which shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, subject to Clause 3.6, the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 The Delivery Date for the Investor Shares is currently expected to be not later than 13

March 2008, the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor in writing of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, at or before 8.00 a.m. on the Listing Date unless the Joint Global Coordinators notify the Investor in writing that the Investor Shares will be issued and delivered on the Delayed Delivery Date in accordance with Clause 3.1, in which case, the Delivery Date shall be the Delayed Delivery Date.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two Hong Kong banking days' prior written notice , which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the latest date for lodging applications under the Hong Kong Public Offering as set out in the prospectus to be issued by the Company in connection with the Public Offering, at which time and date payment for the Investor Shares shall be made and the Investor Shares shall be simultaneously delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 The Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor or the Investor Subsidiary (as the case may be) by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of H Shares from the secondary market to deliver the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) and the Controlling Shareholder covenant with and undertake to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, the Investor will not, and the Controlling Shareholder will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the Listing Date (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor or the Investor Subsidiary will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to any wholly-owned subsidiary, directly or indirectly, of the Controlling Shareholder or the Controlling Shareholder from transferring the Relevant Shares to any of its wholly-owned direct or indirect subsidiary during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed transferee, its relationship with the Investor and the business of the proposed transferee ;

(b) such proposed transferee shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor during the unexpired term of the Lock-up Period as if such proposed transferee was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such proposed transferee to provide such written undertaking prior to any such transfer; and

(c) if such proposed transferee holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Controlling Shareholder, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Controlling Shareholder before ceasing to be so wholly-owned by the Controlling Shareholder, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor and the Controlling Shareholder agree that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") (in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates) or of the Controlling Shareholder and its associates (in so far as the Controlling Shareholder has actual control of or its nominees form a majority on the board of directors of its associates) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging,

lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of H Shares or other securities, in cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares, in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES BY THE INVESTOR

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause such Investor Subsidiary to remain a wholly-owned subsidiary of the Controlling Shareholder for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering (provided that such description shall be approved by the Investor in advance) and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should

not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate in connection with the acquisition of the Investor Shares; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may

constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates (as defined in the Listing Rules) (in so far as the Investor shall have actual control of or its nominees form a majority on the board of directors of its associates) shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete in any material respect or becomes misleading in any material respect on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final Offering Circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of the British Virgin Islands;

(b) the Investor or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties (if any), in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor and constitutes valid, legal and binding obligations of the Investor or the Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or the Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary (as the case may be) are acquiring the Investor Shares as principal and for investment purposes only without a view to making a distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) neither the Investor, the Investor Subsidiary nor their associates (as defined in the Listing Rules) (in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates) will subscribe for H Shares under the Hong Kong Public Offering;

(i) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(j) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date (as the case may be).

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other relevant jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete in any respect or becomes misleading in any respect on or prior to the Listing Date or Delayed Delivery Date, as the case may be.

5.3 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor or the Investor Subsidiary (as the case may be) of all its obligations, agreements, acknowledgements, confirmations, undertakings and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

5.4 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. INVESTOR GUARANTEE

6.1 To the extent that any of the Relevant Shares will be held by the Investor Subsidiary, the Investor as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement; and

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other obligations under this Agreement.

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or default by the Investor Subsidiary under this Agreement.

6.2 The Investor's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on written demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on written demand any obligation of the Investor Subsidiary under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

6.3 If and whenever the Investor Subsidiary defaults for any reason whatsoever in the performance of any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor shall upon written demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor.

7. REPRESENTATIONS AND WARRANTIES BY THE COMPANY

7.1 The Company represents and warrants to the Investor, the Investor Subsidiary and the Controlling Shareholder:

(a) it has been duly incorporated and is validly existing under PRC law;

(b) it has full power, authority and capacity, and has taken all actions and obtained all necessary consents, permits and approvals required to enter into and perform its obligations under this Agreement in accordance with its terms;

(c) the placing and allocation of the Investor Shares pursuant to the terms hereof shall not contravene or result in a contravention of the laws of any jurisdiction to which it is subject to in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to it in connection with such placing or allocation of the Investor Shares; and

(d) the Relevant Shares (including the Investor Shares) will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights of whatsoever nature and shall rank pari passu with the H Shares then in issue and listed on the Main Board of the Hong Kong Stock Exchange.

8. ANNOUNCEMENTS AND CONFIDENTIALITY

8.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, the Hong Kong Stock Exchange or submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

8.2 The Company and the Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor and the Controlling Shareholder shall use reasonable endeavours to cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

8.3 The Investor warrants that the description in relation to it or the Investor Subsidiary and the Controlling Shareholder as set out in the Schedule 1 hereto or such other description as may have been reviewed and approved by the Investor to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading in any material respect. Without prejudice to the provisions of Clause 7.2, the Investor consents to the mention and inclusion in the Public Documents of its or the Investor Subsidiary and the Controlling Shareholder's name and all or part

of the description set out in Schedule 1 or such other description as may have been reviewed and approved by the Investor may be included in the public offering documentation and other marketing materials which may be issued by the Company in connection with the Global Offering. The Investor undertakes promptly to procure the provision of such further information and/or supporting documentation (the "**Further Information**") relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company in writing to (i) update the description of the Investor and the Investor Subsidiary and the Controlling Shareholder (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

9. FURTHER UNDERTAKINGS

9.1 The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

10. MISCELLANEOUS

10.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

10.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

10.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

10.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions

of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

10.5 Time shall be of the essence of this Agreement.

10.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

11. VALID AND BINDING AGREEMENT

11.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

12. ALTERATION AND TERMINATION

12.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

12.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before date to be provided and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within two Hong Kong banking days of such termination without interest.

13. NOTICES

13.1 All notices delivered hereunder shall be in writing in accordance with Clause 13.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
c/o 8/F., Cheung Kong Center, 2 Queen's Road Central, Hong Kong
Facsimile: (852) 2128-8001
For the attention of: The Company Secretary

If to the Controlling Shareholder:
c/o 8/F., Cheung Kong Center, 2 Queen's Road Central, Hong Kong
Facsimile: (852) 2128-8001
For the attention of: The Company Secretary

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

13.2 Notice sent by fax shall be deemed received when sent with successful confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered, any notice sent by pre-paid post (in the absence of evidence of earlier receipt) shall be deemed received 48 hours after it was posted and any notice sent by air mail (in the absence of evidence of earlier receipt) shall be deemed received five days after it was posted. Any notice received on a day which is not a Hong Kong banking day shall be deemed to be received on the next following Hong Kong banking day.

14. COUNTERPARTS

14.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

15. ENTIRE AGREEMENT

15.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

16. SERVICE OF PROCESS

16.1 The Investor hereby appoints Cheung Kong Investment Company Limited of 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

17. GOVERNING LAW

17.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

17.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

SCHEDULE 1

PARTICULARS OF THE INVESTOR

Investor

Place of Incorporation: British Virgin Islands

Business Registration number: Nil

Controlling Shareholder of the Investor: Cheung Kong (Holdings) Limited

Description of the Investor and the Controlling Shareholder for insertion in prospectus:

- Karasell International Limited ("Karasell International") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with US$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$[●], Karasell International will purchase [•] H Shares, which represents approximately (i) [•]% of our issued and outstanding share capital upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) [•]% of our issued and outstanding share capital following the A Share Offering and the Global Offering; and (iii) [●]% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

  Karasell International is principally engaged in investment holding business and is an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited. Cheung Kong (Holdings) Limited is a company listed on the Main Board of the Hong Kong Stock Exchange, and its principal activities are investment holding, property development and investment, hotel and serviced suite operation, property and project management and investments in securities. Cheung Kong (Holdings) Limited has entered into the corporate investor agreement as the controlling shareholder of Karasell International.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
KARASELL INTERNATIONAL LIMITED

by: ____________________________
Name: Ip Tak Chuen, Edmond
Title: Director

SIGNED FOR AND ON BEHALF OF
CHEUNG KONG (HOLDINGS) LIMITED

by: ____________________________
Name: Ip Tak Chuen, Edmond   Pau Yee Wan, Ezra
Title: Directors

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________________

Name: Mica Mak Thomas Chiu

Title: Director Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________

Name: Nick Peterson

Title: Executive Director

by: ______________________________

Name: ROGER DE BAST

Title: MANAGING DIRECTOR



Dated 21 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

SILVER CRESCENT INVESTMENT HOLDINGS LTD.

CITIC PACIFIC LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	2
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	5
6.	ANNOUNCEMENTS AND CONFIDENTIALITY	10
7.	UNDERTAKINGS	12
8.	MISCELLANEOUS	12
9.	VALID AND BINDING AGREEMENT	13
10.	ALTERATION AND TERMINATION	13
11.	NOTICES	13
12.	COUNTERPARTS	14
13.	ENTIRE AGREEMENT	14
14.	SERVICE OF PROCESS	14
15.	GOVERNING LAW	14

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **SILVER CRESCENT INVESTMENT HOLDINGS LTD**, a company incorporated in the British Virgin Islands whose registered office is at **Arias, Fabrega & Fabrega Trust Co. BVI Limited,** 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham's Cay, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **CITIC PACIFIC LIMITED**, a company incorporated in Hong Kong whose registered office is at 32th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "Controlling Shareholder") ;

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

    (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

    (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as

defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.3 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong

Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the

Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes (and the Controlling Shareholder shall procure the Investor) to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 Each of the Investor and the Controlling Shareholder covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates.

4.3 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor and the Controlling Shareholder agree, undertake, acknowledge or confirm (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made

available for public inspection in connection with the Global Offering;

(c) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(d) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(e) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(f) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor or any of its representatives or advisers, for any

information in, omission from, or otherwise, resulting from the use of the evaluation material;

(g) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(h) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(i) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(j) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(k) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(l) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(m) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Controlling Shareholder, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(n) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(o) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(p) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor in the event the Global Offering does not proceed or is not completed for any reason;

(q) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(r) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(s) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(t) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(u) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(v) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor and the Controlling Shareholder warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of the British Virgin Islands;

(b) the Investor has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor and constitutes valid, legal and binding obligations of the Investor enforceable against the Investor in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor will not violate any provision of the memorandum and articles of association of the Investor then in effect and any contracts, instrument, deed to which the Investor is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the in connection with its subscription for the Investor Shares;

(f) the Investor is acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither the Investor nor its associates will subscribe for H Shares under the Hong Kong Public Offering, in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(j) the Investor is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong;

(k) the Investor is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act;

(l) the Investor is a wholly-owned subsidiary of the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor of all its obligations, agreements, acknowledgements, confirmations, undertakings and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

6. ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company, the Investor and the Controlling Shareholder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company, the Investor and the Controlling Shareholder may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor and the Controlling Shareholder any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor and the Controlling Shareholder shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to them in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 The Investor and the Controlling Shareholder warrant that the description in relation to them to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor and the Controlling Shareholder irrevocably consent to the mention and inclusion in the Public Documents of their names and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor and the Controlling Shareholder undertake promptly to provide such further information and/or supporting documentation relating to them, their respective ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Controlling Shareholder in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7. UNDERTAKINGS

7.1 The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8. MISCELLANEOUS

8.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor, the Controlling Shareholder or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

8.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

8.5 Time shall be of the essence of this Agreement.

8.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

9. VALID AND BINDING AGREEMENT

9.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10. ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor and the Controlling Shareholder shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

11. NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: 852-2918-4838
For the attention of: Ms. Stella Chan Chui Sheung

If to the Controlling Shareholder
32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: 852-2918-4838
For the attention of: Ms. Stella Chan Chui Sheung

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

11.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

12. COUNTERPARTS

12.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

13. ENTIRE AGREEMENT

13.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14. SERVICE OF PROCESS

14.1 The Investor hereby appoints CITIC Secretaries Limited of 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

15. GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________________
Name: 霍金贵
Title: 董事

SIGNED FOR AND ON BEHALF OF
SILVER CRESCENT INVESTMENT HOLDINGS LTD

by: Leslie Chang
Name: Leslie Chang
Title: Director

SIGNED FOR AND ON BEHALF OF
CITIC PACIFIC LIMITED

by: Leslie Chang

Name: Leslie Chang

Title: Deputy Managing Director

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________ ______________________
Name: Mica Mak Thomas Chiu
Title: Director Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR

by: ______________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR



Dated 22 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

GOVERNMENT OF SINGAPORE INVESTMENT COPORATION PTE LTD

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause **Pages No.**

1. INVESTMENT 2
2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING... 3
3. CLOSING 3
4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR 4
5. ACKNOWLEDGEMENTS AND WARRANTIES 6
6. ANNOUNCEMENTS AND CONFIDENTIALITY 11
7. UNDERTAKINGS 12
8. MISCELLANEOUS 12
9. VALID AND BINDING AGREEMENT 13
10. ALTERATION AND TERMINATION 13
11. NOTICES 13
12. COUNTERPARTS 14
13. ENTIRE AGREEMENT 14
14. SERVICE OF PROCESS 14
15. GOVERNING LAW 15

THIS CORPORATE INVESTOR AGREEMENT is made on 22 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD** whose registered office is at 168 Robinson Road #37-01 Capital Tower Singapore 068912 (the "**Investor**");

3. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

5. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

    (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

    (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the

International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting

agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 The Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

For the avoidance of doubt, the allocation or crediting of the Relevant Shares to the Investor's relevant client accounts shall not constitute or be deemed a disposal for the purpose of this Clause 4.1.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates, during the period of 24 months following the Listing Date.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being

the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or

undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, affiliates, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or

indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) warrants and represents that:

(a) it has been duly incorporated and is validly existing under the laws of Singapore;

(b) it or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal or on behalf of its clients, and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither it nor its associates will subscribe for H Shares under the Hong Kong Public Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents,

affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Delivery Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties héreto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint

Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 The Investor warrants that the description in relation to it and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 6.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its and the Investor Subsidiary's name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7. UNDERTAKINGS

7.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8. MISCELLANEOUS

8.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 11. Subject to the preceding sentences of this Clause 8.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

8.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of

its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

8.5 Time shall be of the essence of this Agreement.

8.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

9. VALID AND BINDING AGREEMENT

9.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10. ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, nor shall the Company, the Joint Global Coordinators or the Underwriters be entitled to pursue any claims under this Agreement against the Investor, save in each case in respect of any antecedent breach. The Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

11. NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 11.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of

China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
168 Robinson Road #37-01 Capital Tower Singapore 068912
Facsimile: 6889 8515
For the attention of: Richard Chan

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

11.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

12. COUNTERPARTS

12.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

13. ENTIRE AGREEMENT

13.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14. SERVICE OF PROCESS

14.1 The Investor hereby appoints The Law Debenture Corporation (H.K.) Ltd of Suite 3105 Alexandra House Chater Road Central Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

15. GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
GOVERNMENT OF SINGAPORE INVESTMENT COPORATION PTE LTD

by: ______________________

Name: QUAH WEE GHEE | CHUA LEE MING

Title: DIRECTOR EQUITIES DEPT. | General Counsel

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________

Name: Mica Mak Thomas Chin

Title: Director Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR

by: ______________________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR

28 February 2008

中国铁建股份有限公司
(CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED)

CITIGROUP GLOBAL MARKETS ASIA LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

MACQUARIE SECURITIES LIMITED

THE HONG KONG UNDERWRITERS
named in Schedule 1 hereto

HONG KONG UNDERWRITING AGREEMENT

RECEIVED
2008 MAY 13 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

 FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

CLAUSE **PAGE**

1. INTERPRETATION 3
2. CONDITIONS 9
3. THE HONG KONG PUBLIC OFFERING 10
4. THE HONG KONG PUBLIC OFFERING DOCUMENTS 13
5. UNDERWRITING 13
6. PAYMENT UNDER THE HONG KONG PUBLIC OFFERING 16
7. COMMISSION AND EXPENSES 17
8. STABILISATION AND LIABILITY 18
9. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS 18
10. FURTHER UNDERTAKINGS 20
11. TERMINATION 22
12. INDEMNITY 25
13. REMEDIES AND WAIVERS 26
14. ASSIGNMENT 27
15. FURTHER ASSURANCE 27
16. ENTIRE AGREEMENT 27
17. NOTICES 27
18. ANNOUNCEMENTS 29
19. TIME OF ESSENCE 29
20. INVALIDITY 29
21. GOVERNING LAW 29
22. DISPUTE RESOLUTION 29
23. IMMUNITY 30
24. JUDGMENT CURRENCY INDEMNITY 31
25. COUNTERPARTS 31
26. LANGUAGE 31

SCHEDULE 1 HONG KONG UNDERWRITERS 32
SCHEDULE 2 THE WARRANTIES 34
SCHEDULE 3 THE CONDITIONS PRECEDENT DOCUMENTS 52
SCHEDULE 4 HONG KONG UNDERWRITERS' SET OFF ARRANGEMENTS 56
SCHEDULE 5 PROFESSIONAL INVESTOR TREATMENT NOTICE 57

SCHEDULE 6 HONG KONG UNDERWRITERS' WARRANTIES

THIS AGREEMENT is made on 28 February 2008

BETWEEN:

(1) 中国铁建股份有限公司 **(CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED)**, a joint stock company incorporated in the People's Republic of China whose principal office is at East, No. 40 Fuxing Road, Haidian District Beijing, China (the ***Company***);

(2) **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong whose place of business in Hong Kong is 50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong (***Citigroup***);

(3) **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong whose principal place of business is at 26th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (***CSCF***);

(4) **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong whose registered office in Hong Kong is at 19th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (***Macquarie***); and

(5) **THE HONG KONG UNDERWRITERS** whose respective names and addresses are set out in Schedule 1 (together, the ***Hong Kong Underwriters*** and individually, a ***Hong Kong Underwriter***).

WHEREAS:

(A) In connection with the Global Offering, the Company has obtained the following approvals:

(a) the approval (Guo Zi Gai Ge [2007] No. 878) on 17 August 2007 of the State-Owned Assets Supervision and Administration Commission approving the Restructuring;

(b) the approvals (Guo Tu Zi Han [2007] No. 674 and Guo Tu Zi Han [2007] No. 779) on 31 August 2007 and 17 October 2007 respectively of the Ministry of Land and Resources approving the disposal of assets of CRCCG;

(c) the approval (Guo Zi Chan Quan [2007] No. 1208) on 1 November 2007 of the State-Owned Assets Supervision and Administration Commission approving an appraisal report (Zhong Fa Ping Bao Zi [2007] No. 148) dated 24 September 2007;

(d) the approval (Guo Zi Chan Quan [2007] No. 1216) on 2 November 2007 of the State-Owned Assets Supervision and Administration Commission approving the management of CRCCG's State-owned equity interests in the Company; and

(e) the approval (Guo Zi Chan Quan [2007] No. 1218) on 4 November 2007 of the State-Owned Assets Supervision and Administration Commission approving the Company's establishment as a joint stock limited company;

(B) On 5 November 2007, the business licence (Registration number 1000001004130) was issued by the State Administration for Industry and Commerce to the Company, whereupon the Company was established.

(C) On 6 December 2007, the approval (Guo Zi Chan Quan [2007] 1498) from State-Owned Assets Supervision and Administration Commission approving the transfer of shares by CRCCG to National Council for Social Security Fund of the PRC on reduction of state-owned shares.

(D) The Company obtained the approval (Guo Zi Gai Ge [2007] 1542) on 19 December 2007 of the State-Owned Assets Supervision and Administration Commission authorising the conversion of the Company into an "overseas subscription company".

(E) The Company obtained the approval ([2007] No. 252) dated 18 December 2007 of the China Securities Regulatory Commission authorising the Company to apply for the listing of the H Shares on the Hong Kong Stock Exchange.

(F) The Company is registered as a non-Hong Kong company in Hong Kong on 31 January 2008 under Part XI of the Companies Ordinance with registration number F15883.

(G) As at the date of this Agreement, the Company has a share capital of RMB 8 billion divided into 8 billion ordinary shares of par value RMB1.00 each, which are fully paid and owned by CRCCG as set out in the section headed "Substantial Shareholders" of the Prospectus.

(H) At a meeting of the Board of Directors held on 29 January 2008, resolutions were passed pursuant to which, *inter alia*, Directors were authorised to agree and sign on behalf of the Company this Agreement and all the other relevant documents in connection with the Global Offering.

(I) The Company has agreed to offer for subscription the Offer Shares pursuant to the Global Offering, with the Hong Kong Public Offer Shares being offered pursuant to the Hong Kong Public Offering and the International Offer Shares being offered pursuant to the International Offering.

(J) The Hong Kong Underwriters have severally agreed to underwrite the issue of the Initial Hong Kong Public Offer Shares by the Company on and subject to the terms and conditions set out herein.

(K) The Company is expected to grant to the International Underwriters an over-allotment option exercisable by the Joint Global Coordinators to require the Company to allot and issue up to an aggregate of 255,900,000 additional H Shares solely to cover over-allocations in connection with the International Offering.

(L) The Company has appointed Citigroup, CSCF and Macquarie to act as joint sponsors to the Company in relation to the application to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Offer Shares.

(M) The Company has agreed to give the representations, warranties and undertakings hereinafter mentioned.

NOW IT IS AGREED as follows:

1. INTERPRETATION

1.1 **Defined terms:** In this Agreement (including the recitals and the Schedules), the following expressions shall, unless the context otherwise requires, have the following meanings:

A Share Offering means the proposed offer by the Company of A Shares in the PRC;

A Shares means the ordinary shares in the share capital of the Company, with a nominal value of RMB1.00 each and which are traded in RMB and listed on the Shanghai Stock Exchange;

Acceptance Date means 5 March 2008, being the date on which the application lists for the Hong Kong Public Offer Shares will close as stated in the section headed "How to Apply for Hong Kong Public Offer Shares" in the Prospectus (or such other later date as such application lists may close as stated in the Prospectus and the Application Forms);

Accounts Date means 30 November 2007;

affiliate means in relation to a particular company, any company or other entity which is its holding company or subsidiary, or any subsidiary of its holding company or which directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the company specified. For the purposes of this definition, the term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise;

Agreement Among Hong Kong Underwriters means the agreement to be entered into between the Joint Global Coordinators, the Hong Kong Underwriters and the Joint Sponsors at the date hereof;

Application Forms means the white and yellow application forms for the Hong Kong Public Offer Shares, each in the agreed form to be issued by the Company with the Prospectus and the green application forms to be completed by White Form eIPO service provider designated by the Company;

Approval means any consent, approval, authorisation, sanction, permission, order, franchise, registration, filing, clearance, qualification, licence, permit, certificate or declaration;

Business Day means any day (excluding a Saturday and Sunday) on which licensed banks generally are open for business in Hong Kong;

CCASS means the Central Clearing and Settlement System established and operated by Hongkong Clearing;

Claw Back Shares means the International Offer Shares (excluding the Corporate Placing Shares) withdrawn from the International Offering and made available as an additional part of the Hong Kong Public Offer Shares for subscription pursuant to the Hong Kong Public Offering pursuant to clause 3.6 or 3.9;

Closing means the time when payment is to be made under clause 6, after the Conditions have been fulfilled or waived in accordance with this Agreement, which is expected to be 8:00 a.m.

on 13 March 2008 or otherwise as agreed between the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters);

Companies Ordinance means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended;

Company Accounts means the audited combined financial statements of the Group for each of the financial years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2007;

Conditions means the conditions set out in clause 2.1;

Corporate Investors means the investors who have agreed to subscribe for or purchase H Shares as further described in the Prospectus in "Corporate Investors" section of the Prospectus;

Corporate Placing means the placing of H Shares to the Corporate Investors as further described in "Corporate Investors" section of the Prospectus;

Corporate Investor Agreements means the corporate investor agreements among the Company, the Corporate Investors and the Joint Global Coordinators setting out the terms and conditions subject to which the Corporate Investors have agreed to subscribe for or purchase Corporate Placing Shares under the Corporate Placing;

Corporate Placing Shares means the H Shares to be placed with the Corporate Investors pursuant to the Corporate Placing;

CSRC means China Securities Regulatory Commission;

Director(s) means the director(s) of the Company;

Final Offering Circular means the final offering circular to be issued by the Company in connection with the International Offering substantially in the agreed form;

First Dealing Date means the date on which dealings in the H Shares first commence on the Hong Kong Stock Exchange;

Formal Notice means the formal notice substantially in the agreed form required under Rule 12.02, Chapter 12 of the Hong Kong Listing Rules to be published in connection with the Hong Kong Public Offering;

Global Offering means the Hong Kong Public Offering and the International Offering;

Governmental Authorisation means an Approval from an applicable Governmental Authority;

Governmental Authority means any public, regulatory or governmental agency or authority (including, without limitation, the Hong Kong Stock Exchange), other authority and any court at the national, provincial, municipal or local level;

Group means the Company and its subsidiaries;

H Shares means overseas listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB 1.00 each, which are subscribed for and traded in

HK dollars and for which application has been made for the listing, and permission to deal, on the Hong Kong Stock Exchange;

H Share Registrar means Computershare Hong Kong Investor Services Limited;

HK dollars and ***HK$*** means Hong Kong dollars, the lawful currency of Hong Kong;

HKIAC means Hong Kong International Arbitration Centre;

holding company means has the meaning ascribed thereto in section 2 of the Companies Ordinance;

Hongkong Clearing means Hong Kong Securities Clearing Company Limited;

Hong Kong means The Hong Kong Special Administrative Region of the PRC;

Hong Kong Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

Hong Kong Pricing Letter means the letter agreement to be entered into between the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and the Company immediately following the determination of the Offer Price in accordance with clause 3.7 to record the price so determined;

Hong Kong Public Offering means the offer for subscription of the Hong Kong Public Offer Shares in Hong Kong and subject to the terms and conditions set out in the Hong Kong Public Offering Documents;

Hong Kong Public Offering Documents means the Prospectus and the Application Forms;

Hong Kong Public Offering Underwriting Commitment means the commitment of the Hong Kong Underwriters in respect of the Hong Kong Public Offering as set out in Schedule 1;

Hong Kong Public Offer Shares means the Initial Hong Kong Public Offer Shares (i) together with, where applicable, the Claw Back Shares, or (ii) as may be adjusted pursuant to Clause 5.7;

Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited;

Hong Kong Underwriters means the underwriters listed in Schedule 1 to this Agreement;

IFRS means International Financial Reporting Standards promulgated by the International Accounting Standards Board; IFRS includes the International Accounting Standards and their interpretations;

Initial Hong Kong Public Offer Shares means the 170,600,000 H Shares initially offered for subscription pursuant to the Hong Kong Public Offering and excluding any Claw Back Shares or any adjustment made pursuant to clause 5.7;

International Offering means the conditional placing by the International Underwriters of the International Offer Shares outside the United States with institutional and professional investors and other investors expected to have a sizeable demand for the H Shares and in the United States to Qualified Institutional Buyers, subject to the terms and conditions of the International Underwriting Agreement;

International Offer Shares means the 1,535,400,000 H Shares being initially offered for subscription by the Company pursuant to the International Offering, subject to the provisions of clauses 3.8, 3.9 and 5.7 and the Over-allotment Option;

International Underwriters means the group of underwriters led by Citigroup Global Markets Limited, CSCF and Macquarie and expected to enter into the International Underwriting Agreement to underwrite the International Offering;

International Underwriting Agreement means the purchase agreement relating to the International Offering expected to be entered into between the Company, the International Underwriters and the Joint Global Coordinators on or following the Price Determination Date;

Intersyndicate Agreement means the agreement to be entered into between the Hong Kong Underwriters, the International Underwriters, and the Joint Global Coordinators;

Joint Global Coordinators means Citigroup, CSCF and Macquarie;

Joint Sponsors means Citigroup, CSCF and Macquarie;

Law means any law, rule, regulation, guideline, opinion, notice, circular, order, judgement, decree or ruling of any Governmental Authority;

Listing Committee means the Listing Committee of the Hong Kong Stock Exchange;

Nominee means HSBC Hong Kong (Nominees) Limited, in whose name the application monies are to be held by the Receiving Bankers under the Receiving Bankers' Agreement;

Offer Price means the price per H Share for the Hong Kong Public Offer Shares as fixed in accordance with the provisions of clause 3.7;

Offer Shares means the 1,706,000,000 H Shares (subject to adjustment and Over-Allotment Option) being initially offered for subscription by the Company pursuant to the Global Offering together with any further H Shares allotted or sold pursuant to the exercise of the Over-Allotment Option;

Over-Allotment Option means the option expected to be granted by the Company to the International Underwriters, exercisable by the Joint Global Coordinators on behalf of the International Underwriters, under the International Underwriting Agreement to require the Company to allot and issue up to an aggregate of 225,900,000 additional H Shares solely to cover over-allocations in connection with the International Offering;

Over-Allotment Shares means up to 225,900,000 H Shares which the Company may be required to issue at the Offer Price pursuant to the Over-Allotment Option;

PRC means the People's Republic of China, which, for the purpose of this Agreement, excludes Hong Kong, Macau Special Administrative Region of the PRC and Taiwan;

Preliminary Offer Circular means the preliminary offering circular issued by the Company in connection with the International Offering (dated 22 February 2008);

Price Determination Date means the date, expected to be on or around 6 March 2008 but no later than 10 March 2008, on which the Offer Price is determined in accordance with the provisions of clause 3.7;

Proceedings means any suit, action, investigation, inquiry or proceeding arising out of or in connection with this Agreement;

Prospectus means the prospectus to be issued by the Company in connection with the Hong Kong Public Offering substantially in the agreed form;

Prospectus Date means 29 February 2008;

Receiving Bankers means Bank of China (Hong Kong) Limited, Industrial and Commercial Bank of China (Asia) Limited, Standard Chartered Bank (Hong Kong) Limited and The Hongkong and Shanghai Banking Corporation Limited, the banks appointed to hold the application monies received in connection with the Hong Kong Public Offering pursuant to the Receiving Bankers' Agreement;

Receiving Bankers' Agreement means the agreement appointing the Receiving Bankers in the agreed form;

Registrar's Agreement means the agreement between the H Share Registrar and the Company in the agreed form;

Relevant Jurisdiction has the meaning ascribed to it clause 11.1(a)(i);

Restructuring has the meaning ascribed thereto in the Prospectus;

Renminbi or ***RMB*** means Renminbi, the lawful currency of the PRC;

Reporting Accountants means Ernst & Young;

SFC means the Securities and Futures Commission of Hong Kong;

Stabilising Manager means Citigroup Global Markets Asia Limited and its affiliates and/or agents;

subsidiary has the meaning ascribed to it in the Companies Ordinance;

Supervisor(s) means the supervisor(s) of the Company;

Taxation means all forms of taxation whether in Hong Kong, PRC or elsewhere in the world wherever imposed and all statutory, governmental, state, provincial, local governmental or municipal impositions, duties and levies and all penalties, charges, costs and interest relating thereto;

transaction means any transaction, act, event, omission or circumstance existing of whatever nature;

Under-Subscription has the meaning ascribed to it in clause 5.1;

Underwriters means the Hong Kong Underwriters and the International Underwriters;

United States and ***US*** means the United States of America, its territories, its possessions, any State of the United States of America and the District of Columbia;

US dollars and ***US$*** means United States dollar, the lawful currency of the United States;

Valid Applications means applications under the Hong Kong Public Offering from persons made before the closing of the application lists (A) by submitting applications online through and by making payment for the full amount payable in respect of such applications in the designated website of White Form eIPO in accordance with the terms and conditions of the Hong Kong Public Offering Documents and such other terms and conditions that the designated White Form eIPO service provider may impose; and (B) on Application Forms which (i) have been duly completed and submitted and are otherwise in accordance with the terms and conditions of the Hong Kong Public Offering Documents and (ii) are accompanied by cheques or banker's cashier orders for the full amount payable on application which are honoured on first presentation (or, and without prejudice to the provisions of clauses 5.1 and 5.5, if practicable in the circumstances and requested by the Joint Global Coordinators (for itself and on behalf of the other Hong Kong Underwriters) or the Company, on further presentation) and subject to the provisions of clauses 3.5 and 3.6;

Verification Notes means the verification notes in respect of the Prospectus prepared by Freshfields Bruckhaus Deringer and dated 28 February 2008 (signed copies of which have been or will be delivered to the Joint Sponsors);

Warranties means the representations, warranties and undertakings in Schedule 2 and given or made, or deemed to be given or made, pursuant to clause 9 and ***Warranty*** shall be construed accordingly; and

Web Proof Information Pack means the near final draft of the Prospectus required to be posted on the Hong Kong Stock Exchange website pursuant to the pilot scheme launched by the Hong Kong Stock Exchange which came into effect on 1 January 2008.

1.2 **Interpretation:** In this Agreement, unless otherwise specified:

(a) references to recitals, clauses, sub-clauses, paragraphs and Schedules are to recitals, clauses, sub-clauses, paragraphs of, and schedules to, this Agreement;

(b) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(c) references to a ***company*** shall be construed so as to include any company, corporation or other body corporate, whenever and however incorporated or established;

(d) references to a ***person*** shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(e) references to writing shall include any mode of reproducing words in a legible and non-transitory form;

(f) references to times of the day are, unless otherwise specified, to Hong Kong time;

(g) all headings to clauses, sections and Schedules are for convenience only and do not affect the interpretation of this Agreement;

(h) references to the ***closing of the application lists*** shall be to 12:00 noon on the Acceptance Date;

(i) the Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules; and

(j) a reference to a document being ***in the agreed form*** means such document in a form agreed and initialled for the purposes of identification by Freshfields Bruckhaus Deringer and Baker & McKenzie.

2. CONDITIONS

2.1 **Obligations conditional:** The obligations of the Hong Kong Underwriters under this Agreement are conditional upon:

(a) **Documents:** the Joint Global Coordinators, on behalf of the Hong Kong Underwriters, receiving the documents listed in Part A of Schedule 3 not later than 6:00 p.m. on the Business Day before the Prospectus Date (or such later time and/or date specified in Schedule 3 or as the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) may otherwise agree) and the documents listed in Part B of Schedule 3 not later than 6:00 p.m. on the Business Day before the Closing, in each case in form and content satisfactory to the Joint Global Coordinators;

(b) **Prospectus authorisation:** the Hong Kong Stock Exchange issuing a certificate pursuant to section 342C(5) of the Companies Ordinance certifying that it authorises registration of the Prospectus not later than 12:00 noon or such later time as agreed by the Hong Kong Stock Exchange on the Business Day before the Prospectus Date;

(c) **Prospectus registration:** the Registrar of Companies in Hong Kong registering one copy of the Prospectus duly certified by two Directors (or by their agents duly authorised in writing) as having been approved by the resolutions of the board of Directors and having all the documents required by the provisions of section 342C of the Companies Ordinance to be endorsed thereon or attached thereto not later than 4:00 p.m. or such later time as agreed by the Registrar of Companies in Hong Kong on the Business Day before the Prospectus Date;

(d) **Listing approval:** listing of and permission to deal in all the Offer Shares being granted (subject only to allotment) by the Listing Committee in principle on or before the Price Determination Date and dealings in the Offer Shares being allowed by the Hong Kong Stock Exchange to commence on the Hong Kong Stock Exchange on or before 13 March 2008 (or such later date as the Company and the Joint Global Coordinators on behalf of the Hong Kong Underwriters may agree) (and such listing and permission not subsequently being revoked prior to the time and date detailed in clause 11 below);

(e) **International Underwriting Agreement:**

(i) the execution and delivery of the International Underwriting Agreement on or before the Price Determination Date; and

(ii) the International Underwriting Agreement becoming, and continuing to be unconditional in accordance with its terms (other than any condition for this Agreement to become unconditional) and not having been terminated in accordance with its terms or otherwise, prior to 8:00 a.m. on the First Dealing Date; and

(f) **Pricing:** the Offer Price having been fixed on the Price Determination Date in accordance with the provisions of clause 3.7 and the Hong Kong Pricing Letter having been executed by the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters).

2.2 **Undertaking:** The Company undertakes to use its best endeavours to procure the fulfilment of all the conditions set out in clause 2.1 above and in particular shall furnish such information, supply such documents, pay such fees, give such undertakings and do all such acts and things as may be reasonably required by the Joint Global Coordinators (on behalf of the Hong Kong Underwriters), the Hong Kong Stock Exchange and the Registrar of Companies in Hong Kong in connection with the application for the listing of and permission to deal in the Offer Shares and the fulfilment of any of such conditions.

2.3 **Waiver:** The Joint Global Coordinators, for themselves and on behalf of the Hong Kong Underwriters, may, at any time, waive or modify (conditional or unconditional) any or all of the Conditions or extend the deadline for the fulfilment of such Conditions by such number of days or in such manner as they may in their absolute discretion determine.

2.4 **Long-stop date:** In the event that any of the Conditions is not fulfilled, modified or waived, or in the event that the Price Determination Date shall not occur, on or prior to 11 March 2008, this Agreement shall terminate with immediate effect and the provisions of clause 11.2 shall apply.

3. THE HONG KONG PUBLIC OFFERING

3.1 **Hong Kong Public Offering:** The Company will offer the Hong Kong Public Offer Shares for subscription by the public in Hong Kong at a price not to exceed HK$10.70 per H Share, payable in full on application in HK dollars together with relevant brokerage and Hong Kong Stock Exchange trading fee and SFC transaction levy on and subject to the terms and conditions set out in the Hong Kong Public Offering Documents and this Agreement.

3.2 **Appointment:** The Company hereby appoints, to the exclusion of all others:

(a) Citigroup, CSCF and Macquarie to act as joint global coordinators and joint bookrunners of the Global Offering; and

(b) Citigroup, CSCF and Macquarie to act as joint sponsors for the Company in relation to the application to the Hong Kong Stock Exchange for the grant of listing of and permission to deal in the Offer Shares and as joint lead managers of the Hong Kong Public Offering,

and, relying on the representations, warranties and undertakings herein contained and subject as hereafter mentioned, Citigroup, CSCF and Macquarie respectively accept such appointments.

Each such appointment is made on the basis, and on terms, that each appointee is irrevocably authorised to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it absolutely thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company) to any one or more of its affiliates so long as such affiliates are permitted by the applicable law and regulations to discharge the duties conferred upon them by such delegation. Each of the above-named appointees shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

Relying on the warranties of the Hong Kong Underwriters set out in Schedule 6, the Company hereby appoints the Hong Kong Underwriters on the terms and subject to the conditions of this Agreement, and to the exclusion of all others, as underwriters of the Hong Kong Public Offering and, as exclusive agents of the Company, to procure applications for the Hong Kong Public Offer Shares under and in connection with the Hong Kong Public Offering or failing which themselves as principals to subscribe for the Hong Kong Public Offer Shares at the Offer Price together with the relevant brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee. On and subject to the terms and conditions of this Agreement, the Hong Kong Underwriters severally accept such appointment.

The Company acknowledges and agrees that each of the Hong Kong Underwriters is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the Offer Shares (including in connection with determining the terms of the offering contemplated by this Agreement) and (except and solely for the limited purposes set out in Clause 3.14 of this Agreement) not as a financial advisor, agent or fiduciary to the Company or any other person. Any review by the Hong Kong Underwriters of the transactions contemplated by this Agreement or other matters relating to such transactions shall be performed solely for the benefit of the Hong Kong Underwriters and shall not be on behalf of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Hong Kong Underwriters for any breach or alleged breach of fiduciary duty arising in any way from the offering contemplated by this Agreement.

The Hong Kong Underwriters are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters referred to in this paragraph and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated by this Agreement, and the Hong Kong Underwriters shall have no responsibility or liability to the Company with respect thereto.

Save for any written information relating to the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters set out in the Hong Kong Public Offering Documents furnished by them specifically for inclusion therein, none of Hong Kong Underwriters shall have any liability in respect of any omission of information from any Hong Kong Public Offer Documents or any information or statement of fact or opinion contained therein being untrue, incorrect or misleading (it being acknowledged by the parties that the Company and the Directors are solely responsible in this regard).

3.3 **Formal Notice:** The Company will, subject to registration of the Prospectus in accordance with clause 2.1(c), cause the Formal Notice to be published in the newspapers and on the date(s) as the Company and the Joint Sponsors may agree.

3.4 **Prospectus and Application Forms:** The Company will cause such number of copies of the Prospectus together with white and yellow Application Forms as the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) may request to be delivered to the Joint Global Coordinators or as the Joint Global Coordinators may direct for the purpose of issuing the same generally.

3.5 **Application lists:** The application lists for the Hong Kong Public Offer Shares will, subject as mentioned below, open at 11:45 a.m. on the Acceptance Date and will close at 12:00 noon on the same day. In the event of a tropical cyclone warning signal No. 8 or above or a "black" rainstorm warning signal (in any such case, a ***signal***) being in force in Hong Kong at any time between 8:00 a.m. and 12:00 noon on the Acceptance Date then the application lists will open at 11:45 a.m. and close at 12:00 noon on the next Business Day on which no signal remains in force at any time between 8:00 a.m. and 12:00 noon and all

references in this Agreement to the closing of the application lists shall be construed accordingly.

3.6 **Basis of allocation:** The Company agrees that the Joint Global Coordinators shall, in consultation with the Company, have the sole and exclusive right, on and subject to the terms and conditions set out in the Hong Kong Public Offering Documents and this Agreement, to accept or reject (in whole or in part) any applications for Hong Kong Public Offer Shares (including, where the number of Hong Kong Public Offer Shares being applied for exceeds the total number of the Hong Kong Public Offer Shares, the right to determine the basis of allocation of the Hong Kong Public Offer Shares) and the Joint Global Coordinators, without prejudice to clause 3.9 below, may withdraw Offer Shares from the International Offering and, on behalf of the Company, make available such Offer Shares as additional Hong Kong Public Offer Shares to satisfy Valid Applications.

3.7 **Price determination:** The Offer Price shall be fixed by agreement (if agreement can be reached) between the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) in HK dollars after the demand for the International Offering has been determined, which price (exclusive of 1 per cent. brokerage, 0.005 per cent. Hong Kong Stock Exchange trading fee and 0.004 per cent. SFC transaction levy), subject to clause 3.8 below, shall not exceed HK$10.70 per H Share and not be lower than HK$9.93 per H Share. The Offer Price shall upon its determination be recorded in the Hong Kong Pricing Letter to be executed at such time.

3.8 **Changes to Offer Price range and Initial Hong Kong Public Offer Shares:** The Joint Global Coordinators on behalf of the Hong Kong Underwriters may, based on the level of interest expressed by prospective investors during the book-building process, and with the prior written consent of the Company , change the indicative Offer Price range or the number of Initial Hong Kong Public Offer Shares as stated in the Prospectus. In any such case, the Company shall, as soon as practicable following the decision to make such change and in any event not later than the morning of the Acceptance Date, cause to be published in the South China Morning Post and the Hong Kong Economic Times notices of the change in the indicative Offer Price range or the number of Initial Hong Kong Public Offer Shares, as the case may be.

3.9 **Clawback:** In the event that Valid Applications are received pursuant to the Hong Kong Public Offering in respect of (i) 10 times or more but less than 40 times or (ii) 40 times or more but less than 50 times or (iii) 50 times or more, of the aggregate number of the Initial Hong Kong Public Offer Shares, then the total number of Hong Kong Public Offer Shares available under the Hong Kong Public Offering will be increased to 255,900,000, 341,200,000 or 426,500,000 H Shares, respectively, representing approximately 15 per cent. (in the case of (i)) or 20 per cent. (in the case of (ii)) or 25 per cent. (in the case of (iii)) respectively, of the total number of H Shares initially available under the Global Offering (before any exercise of the Over-Allotment Option). In such case, the number of H Shares allocated in the International Offering shall be correspondingly reduced, in such manner as the Joint Global Coordinators deem appropriate, and such additional H Shares will be allocated to Pool A and Pool B (as described in the Prospectus) of the Hong Kong Public Offering for subscription at the Offer Price. The Corporate Placing Shares shall not be subject to any such reallocation. For the avoidance of doubt, the Over-Allotment Option is granted by the Company to the International Underwriters only, and not to the Hong Kong Underwriters.

3.10 **Receiving Bankers:** The Company will prior to the Prospectus Date appoint the Receiving Bankers to act as receiving bankers in connection with the receiving of completed applications for Hong Kong Public Offer Shares and the Nominee in connection with the

receiving and holding of application moneys and any interest accruing thereon, in both cases, on and subject to the terms and conditions of the Receiving Bankers' Agreement.

3.11 **Share Registrar:** The Company will prior to the Prospectus Date appoint the H Share Registrar to provide services in connection with the processing of applications under the Hong Kong Public Offering on and subject to the terms and conditions of the Registrar's Agreement.

3.12 **Further assurance:** Without prejudice to the foregoing obligations, the Company irrevocably undertakes with the Hong Kong Underwriters to do all such other acts and things as may be required by the Joint Global Coordinators for the purpose of the Global Offering and obtaining listing of and permission to deal in the Offer Shares on the Hong Kong Stock Exchange (including in particular taking all reasonable steps to ensure that each of the Directors will sign or cause to be duly signed on their behalf all documents (including the Verification Notes) required to be signed by them as directors of the Company for the purposes of the obtaining of listing of and permission to deal in the Offer Shares on the Hong Kong Stock Exchange) and that it will comply with all requirements so as to enable the listing of and permission to deal in the Offer Shares to commence on the First Dealing Date to be granted by the Listing Committee and to enable such listing to be maintained.

3.13 The Hong Kong Underwriters shall be entitled to enter into sub-underwriting arrangements in respect of any part of their respective underwriting commitments so long as such sub-underwriters are permitted by the applicable law and regulations to discharge the duties conferred upon them by such sub-underwriting. All sub-underwriting commission shall be borne by the relevant Hong Kong Underwriter absolutely.

3.14 Any transaction carried out by the Hong Kong Underwriters within the scope of the appointments, powers, authorities and/or discretions granted in this Agreement shall constitute a transaction carried out at the request of the Company and as agents of the Company. The Hong Kong Underwriters shall not be responsible for any loss or damage to any persons arising from any such transaction (except for any loss or damage directly arising out of any gross negligence, fraud or wilful default of the terms of this Agreement on the part of the party concerned as finally and judicially determined by a competent court in Hong Kong).

4. THE HONG KONG PUBLIC OFFERING DOCUMENTS

4.1 **Issue:** Subject to the Prospectus having been registered by the Registrar of Companies in Hong Kong, the Company will, on the Prospectus Date, issue the Hong Kong Public Offering Documents.

4.2 **Other documents:** Except for the Hong Kong Public Offering Documents or except as otherwise provided pursuant to the provisions of this Agreement or as required by the Hong Kong Stock Exchange, the Company undertakes that it and its agents will not, without the prior written approval of the Joint Global Coordinators, issue, publish, distribute or otherwise make available any document (including any prospectus), material or information in connection with the Hong Kong Public Offering.

5. UNDERWRITING

5.1 **Several underwriting commitments:** On and subject to the terms and conditions of this Agreement and in reliance upon the Warranties, if and to the extent that, by 12:00 noon on the Acceptance Date, there shall remain any Initial Hong Kong Public Offer Shares for which Valid Applications, as subsequently calculated, have not been received (an ***Under-***

Subscription) and to the extent that such initial Hong Kong Public Offer Shares have not been reallocated from the Hong Kong Public Offering to the International Offering, the Hong Kong Underwriters shall, subject to clause 5.7, apply or procure applications for, or failing which themselves as principal apply for, such number of Hong Kong Public Offer Shares in aggregate to the extent of the Under-Subscription at the Offer Price (together with the relevant brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee) in accordance with the terms and conditions set out in the Hong Kong Public Offering Documents (other than as to the deadline for making the application and save as provided in this clause) and shall pay or procure to be paid, in accordance with clause 5.6(b), the full amount payable on application PROVIDED THAT the obligations of the Hong Kong Underwriters in respect of Hong Kong Public Offer Shares under this clause 5.1 shall be several (and not joint and several) on the basis that each Hong Kong Underwriter shall apply or procure applications for, or failing which themselves apply for, the number of Hong Kong Public Offer Shares to which this clause 5.1 applies in the proportions set out against its name in the column headed "Percentage of Hong Kong Public Offering Underwritten" in Schedule 1 .

5.2 **Rights and obligations:** None of the Hong Kong Underwriters will be liable for any failure on the part of any of the other Hong Kong Underwriters to perform its obligations under this clause 5. Notwithstanding the foregoing, each of the Hong Kong Underwriters shall be entitled to enforce any or all of its rights under this Agreement either alone or jointly with the other Hong Kong Underwriters.

5.3 **Acceptance of applications:** The Company agrees with the Hong Kong Underwriters that all Valid Applications received prior to the closing of the application lists and accepted by the Joint Global Coordinators, either in whole or in part, will be accepted by the Company before calling upon the Hong Kong Underwriters or any of them to perform the obligations imposed on them by this clause 5.

5.4 **Calculation of Hong Kong Public Offer Shares applied for:** Following the closing of the application lists on the Acceptance Date, the Company will, in conjunction with the Receiving Bankers and the H Share Registrar, calculate and notify the Joint Global Coordinators of the number of Hong Kong Public Offer Shares for which duly completed Application Forms have been received and will procure that the applications will be processed, and such calculation made, as soon as practicable after the closing of the application lists but in any event before 12:00 noon on the Business Day after the Acceptance Day.

5.5 **Notification of Under-Subscription:** In the event that the number of Hong Kong Public Offer Shares being applied for pursuant to Valid Applications falls short of the total number of Initial Hong Kong Public Offer Shares so that the Hong Kong Underwriters are obliged, subject to clause 5.7, to apply for or procure applicants, or failing which themselves to subscribe for H Shares, pursuant to clause 5.1 for the Hong Kong Public Offer Shares representing the shortfall, the Company will use its best endeavours to procure that the H Share Registrar and/or the Receiving Bankers will as soon as possible and in any event: (a) not later than 5:00 p.m. on the Acceptance Date notify the Joint Global Coordinators on behalf of the Hong Kong Underwriters their best estimates of the number of Hong Kong Public Offer Shares falling to be taken up pursuant to clause 5.1; and (b) not later than 5:00 p.m. on the first Business Day after the Acceptance Date notify the Joint Global Coordinators on behalf of the Hong Kong Underwriters the number of Hong Kong Public Offer Shares falling to be taken pursuant to Clause 5.1.

5.6 **Hong Kong Underwriters' obligations:** Subject to clause 5.7 below, as soon as practicable, and in any event not later than 2:00 p.m. on the second Business Day

immediately after the date on which any notification is made under clause 5.5 and subject to the Conditions having been fulfilled (or waived), each of the Hong Kong Underwriters will:

(a) deliver to the Receiving Banks duly completed Application Form(s) for such number of Hong Kong Public Offer Shares as fall to be taken up by it pursuant to clause 5.1, specifying the names and addresses of the applicants and the number of Hong Kong Public Offer Shares to be allocated to each such applicant; and

(b) at Closing, after the Company has duly allotted, issued and delivered such Hong Kong Public Offer Shares to the Joint Global Coordinators through the facilities of Hongkong Clearing for credit to the CCASS participants' accounts of the applicants, pay, or procure to be paid, to the Company the aggregate amount of the Offer Price for the Hong Kong Public Offer Shares as fall to be taken up by them pursuant to clause 5.1 (subject to the sub-paragraphs below), PROVIDED THAT while such payments may be made through the Joint Global Coordinators on behalf of the Hong Kong Underwriters at their discretion and without obligation, the Joint Global Coordinators shall not be responsible for the failure by any Hong Kong Underwriter (apart from itself in its capacity as a Hong Kong Underwriter) to make such payment. The purchase price payable by the Hong Kong Underwriters for the Hong Kong Public Offer Shares as fall to be taken up by them above shall be at the Offer Price (together with the relevant brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee) and the amount receivable by the Company shall be the Offer Price paid after deduction of:

    (i) the underwriting commission of 2.5 per cent. payable pursuant to clause 7.1;

    (ii) the aggregate Hong Kong Stock Exchange trading fee (at the rate of 0.01 per cent. of the Offer Price) and the aggregate SFC transaction levy (at the rate of 0.008 per cent. of the Offer Price) payable by the Company and the successful applicants to the Hong Kong Stock Exchange in respect of such Hong Kong Public Offer Shares, which will be arranged to be paid to the Hong Kong Stock Exchange by the Joint Global Coordinators on behalf of the Company; and

    (iii) brokerage at the rate of 1 per cent. of the Offer Price paid by the successful applicants under the Hong Kong Public Offering which may be retained by the Hong Kong Underwriters.

The Company shall make the certificates representing the above Hong Kong Public Offer Shares available to Hongkong Clearing for checking at or before 2:00 p.m. on the Business Day before the date of Closing.

5.7 **Reallocation to International Offering:** If an Under-Subscription shall occur, the Joint Global Coordinators shall have the right (but are not obliged) to apply for or procure applications for (subject to and in accordance with this Agreement) or to reallocate to the International Offering (in such proportion as the Joint Global Coordinators consider appropriate) all or any of the Hong Kong Public Offer Shares which any Hong Kong Underwriter is required to apply for pursuant to clause 5.1 provided that if the Joint Global Coordinators have decided to exercise their right under this clause 5.7, they shall notify the Company accordingly. Any application submitted or procured to be submitted by the Joint Global Coordinators or any allocation to the International Offering pursuant to this clause 5.7 and duly subscribed for or purchased by the International Underwriters and/or subscribers or purchasers procured by any one or more of them shall satisfy *pro tanto* the obligation of the Hong Kong Underwriters under this clause 5 and, as between the Hong Kong Underwriters,

on a pro-rata basis and no underwriting commission will be payable to the Hong Kong Underwriters regarding such reallocated H Shares.

5.8 **Cessation of Hong Kong Underwriters' Obligations:** All obligations and liabilities of the Hong Kong Underwriters under this Agreement to subscribe or procure subscribers for Hong Kong Public Offer Shares will cease following due payment in full by or on behalf of the respective Hong Kong Underwriters in accordance with clause 5.6(b) or on the Joint Global Coordinators being notified pursuant to clause 5.4 that the Hong Kong Public Offering is fully subscribed or over-subscribed by Valid Applications.

5.9 **Hong Kong Underwriters' set-off:** The obligation of each Hong Kong Underwriter pursuant to this clause 5 shall be reduced to the extent that valid Underwriters' Applications (as defined in Schedule 4) are made or procured by such Hong Kong Underwriter to be made in accordance with the arrangements set out in Schedule 4 .

5.10 **Liability:** For the avoidance of doubt, the Joint Global Coordinators shall not be responsible or liable to the Company for any breach of the provisions in this Agreement by any Hong Kong Underwriter (other than itself in its capacity as a Hong Kong Underwriter).

6. PAYMENT UNDER THE HONG KONG PUBLIC OFFERING

6.1 **Payment to the Company:** The application moneys with interest thereon but after deduction of all amounts due from the Company under this Agreement held by the Nominee will, in accordance with the provisions of the Receiving Bankers' Agreement, be paid over to the Company after the share certificates for the Hong Kong Public Offer Shares have been despatched or made available to such applicants or delivered by or on behalf of the Company to the successful applicants under the Hong Kong Public Offering through the facilities of Hongkong Clearing for credit to CCASS participants' accounts or made available to such applicants, as the case may be. The Company covenants and agrees that it will pay or cause to be paid, and the Joint Global Coordinators are hereby irrevocably authorised to deduct from application moneys held by the Nominee and to direct the Nominee to make such deduction:

(a) the underwriting commission pursuant to clause 7.1;

(b) such sums as are required to satisfy the payments referred to in clause 6.2 below; and

(c) the fees and expenses described under clause 7.3(n).

6.2 **Brokerage and levies:** The Joint Global Coordinators on behalf of the Hong Kong Underwriters will arrange for the payment by the Nominee on behalf of the Company and successful applicants under the Hong Kong Public Offering:

(a) to members of the Hong Kong Stock Exchange and the Hong Kong Underwriters (as the case may be) of brokerage at the rate of 1 per cent. of the Offer Price paid by successful applicants; and

(b) to the Hong Kong Stock Exchange of the Hong Kong Stock Exchange trading fee and SFC transaction levy at the rate of 0.018 per cent. of the Offer Price,

in respect of Valid Applications for the Hong Kong Public Offer Shares, such amounts to be paid by way of deduction from the application moneys held by the Nominee and the Joint Global Coordinators being authorised to direct the Nominee to make such deduction.

7. COMMISSION AND EXPENSES

7.1 **Underwriting commission:** Subject to this Agreement having become unconditional and not having been terminated in accordance with the terms hereof and in consideration of the services of the Hong Kong Underwriters under this Agreement, the Company will pay to the Joint Global Coordinators, for themselves and on behalf of the other Hong Kong Underwriters, an underwriting commission calculated at the rate of 2.5 per cent. of the Offer Price multiplied by the number of Initial Hong Kong Public Offer Shares less any H Shares reallocated under clause 5.7, and ignoring for this purpose any Claw Back Shares. For the avoidance of doubt, no underwriting commissions in respect of the Claw Back Shares or the H Shares reallocated under clause 5.7 shall be paid to the Hong Kong Underwriters as the relevant underwriting commissions relating to such H Shares will be payable to the Joint Global Coordinators and the relevant International Underwriters in accordance with the International Underwriting Agreement and deducted from the subscription or purchase moneys payable to the Company under the International Underwriting Agreement.

7.2 **Allocation of underwriting commission:** The allocation and distribution of the underwriting commission referred to in clause 7.1 above between the Hong Kong Underwriters shall be separately dealt with in the Agreement Among Hong Kong Underwriters. The payment by the Company to the Joint Global Coordinators of the underwriting commission in the manner set out in clause 6.1 shall be a full and final discharge of the Company's obligations to the Hong Kong Underwriters to pay the underwriting commission and the Company shall not be concerned with the allocation and distribution of the underwriting commission between the Hong Kong Underwriters.

7.3 **Payments:** The Company shall be responsible for all fees, costs and expenses incurred in connection with or incidental to the Hong Kong Public Offering, which shall include but are not limited to the following:

(a) all capital duty (if any), premium duty (if any) and other fees, costs and expenses payable in respect of the creation and issue of the Hong Kong Public Offer Shares;

(b) fees and expenses of the Reporting Accountants;

(c) fees and expenses of the Receiving Bankers and the H Share Registrar;

(d) fees and expenses of Sallmanns (Far East) Limited in connection with the property valuation;

(e) fees and expenses of the legal advisers to the Company;

(f) fees and expenses of any public relations consultants engaged;

(g) fees and expenses of any roadshow coordinators engaged;

(h) fees and expenses related to the application for listing of and permission to deal in the Hong Kong Public Offer Shares on the Hong Kong Stock Exchange;

(i) fees and expenses related to the registration of the Hong Kong Public Offering Documents with any relevant authority, including without limitation, the Registrar of Companies in Hong Kong;

(j) printing and advertising costs;

(k) costs of preparation, printing, dispatch and distribution of the Hong Kong Public Offering Documents;

(l) CCASS transaction fees payable on the initial transfer within CCASS of Hong Kong Public Offer Shares applied for using yellow Application Forms;

(m) costs of printing of share certificates, letters of regret and refund cheques; and

(n) the costs and expenses of the Joint Global Coordinators (including certain fees and expenses of the legal advisers to the Hong Kong Underwriters) with respect to the Global Offering as agreed to in an expenses letter to be signed by the Company and the Joint Global Coordinators prior to the Closing Date.

7.4 If this Agreement shall be terminated or not become unconditional or if the Global Offering is not completed for any reason whatsoever (except in the case of a breach of the obligations of the Hong Kong Underwriters hereof), the Company shall pay all fees, costs, charges and expenses payable by the Company which may have been separately agreed between the Company and the relevant party.

8. STABILISATION AND LIABILITY

8.1 The Stabilising Manager, in connection with the Global Offering, for its own account as principal or on behalf of any Hong Kong Underwriter, but not as agent for the Company, to the extent permitted by applicable laws and regulatory requirements of Hong Kong or elsewhere, over-allocate or effect transactions in the market or otherwise with a view to stabilising or maintaining the market price of the Offer Shares at such prices, in such amounts and in such manner as the Stabilising Manager may determine and at levels other than those which might otherwise prevail in the open market. Such stabilising action, if commenced, may be discontinued at any time. Any expenses and losses resulting from such over-allocation and stabilisation or other transactions effected pursuant to this clause shall be debited, and any profit arising from them shall be beneficially credited, by the Stabilising Manager to a stabilisation account the arrangement regarding which shall be a matter exclusively for the Stabilising Manager, the Hong Kong Underwriters and the International Underwriters governed by the Intersyndicate Agreement, or otherwise as agreed between them. Pending the completion of the Global Offering, each of the Hong Kong Underwriters (other than the Stabilising Manager) undertakes to each other (including the Stabilising Manager) that it will not effect or enter into or cause or authorise any other person to effect or enter into any transactions (in the open market or otherwise) or arrangements, whether in Hong Kong or elsewhere, the object of which would be to stabilise or maintain the market price of the Offer Shares at levels other than those which might otherwise prevail in the open market.

9. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

9.1 **Representations, warranties and undertakings:** The Company represents, warrants and undertakes to the Hong Kong Underwriters and each of them in the terms set out in of Schedule 2 . The Company accepts that each of the Hong Kong Underwriters is entering into this Agreement in reliance upon each of such representations, warranties and undertakings.

9.2 **Separate Warranties:** Each Warranty shall be construed separately and shall not be limited or restricted by reference to or inference from the terms of any other of the Warranties or any other term of this Agreement.

9.3 **Survival:** The Warranties shall remain in full force and effect notwithstanding completion of the Hong Kong Public Offering and all other matters and arrangements referred to or contemplated by this Agreement.

9.4 **Repetition of Warranties:** The Warranties are given on and as at the date of this Agreement with respect to the facts and circumstances subsisting at the date of this Agreement. In addition, the Warranties shall be deemed to be repeated on and as at:

(a) the date on which the Prospectus is registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance;

(b) the date of the Prospectus;

(c) the Acceptance Date;

(d) the Price Determination Date;

(e) immediately prior to the delivery by the Hong Kong Underwriters of duly completed Application Forms and payment for the Hong Kong Public Offer Shares to be taken up, respectively, pursuant to clause 5.6;

(f) the Closing; and

(g) immediately prior to commencement of dealings in the Offer Shares on the Hong Kong Stock Exchange,

in each case, with reference to the facts and circumstances then subsisting.

9.5 **Notice:** The Company undertakes to give notice to the Joint Global Coordinators forthwith of any matter or event coming to its attention prior to the last of the dates on which the Warranties are deemed to be given pursuant to the provisions of clause 9.4 which shows any of the Warranties to be or to have been untrue, inaccurate or misleading or breached.

9.6 **Action to be taken:** If at any time, by reference to the facts and circumstances then subsisting, prior to the last of the dates on which the Warranties are deemed to be repeated pursuant to the provisions of clause 9.4, any matter or event comes to the attention of the Company or any of the Hong Kong Underwriters as a result of which any of the Warranties, if repeated immediately after the occurrence of such matter or event, would be untrue, inaccurate or misleading or which would or might render untrue, inaccurate or misleading any statement, whether of fact or opinion, contained in any of the Hong Kong Public Offering Documents or the Formal Notice if the same were issued immediately after the occurrence of such matter or event, the Company or such Hong Kong Underwriter (as the case may be) shall forthwith notify the Joint Global Coordinators and, but without prejudice to any other rights of any party, the Company and the Joint Global Coordinators on behalf of the Hong Kong Underwriters shall forthwith consult with a view to agreeing, if the Prospectus has already been registered with the Registrar of Companies in Hong Kong or distributed (as the case may be), what announcement or circular or document, if any, should be issued, published, distributed or made available or what other act or thing should be done. The Company and the Hong Kong Underwriters agrees not to issue, publish, distribute or make publicly available any such announcement, circular or document without the prior written consent of the Joint Global Coordinators (for themselves respectively and on behalf of the Hong Kong Underwriters), except as required by applicable laws or regulations or rules of the relevant stock exchange, in which case the Company and the Hong Kong Underwriters shall first

consult the Joint Global Coordinators (for themselves respectively and on behalf of the Hong Kong Underwriters) before such issue, publication or distribution.

9.7 **Further obligations:** The Company will not, and will procure that none of its affiliates will:

(a) do or omit to do anything which is likely to cause any of the representations, undertakings or warranties given pursuant to clause 9 to be untrue in any respect at any time immediately prior to the commencement of dealings in the Offer Shares on the Hong Kong Stock Exchange (assuming such representations or warranties to be repeated at the relevant time with reference to the facts and circumstances then subsisting); or

(b) at any time immediately prior to the commencement of dealings in the Offer Shares on the Hong Kong Stock Exchange enter into any contract or commitment of an unusual or onerous nature, whether or not that contract or commitment, if entered into prior to the date hereof, would constitute a material contract or a material commitment for the purpose of the Prospectus.

9.8 **Waiver:** Save and except for any loss or damage finally judicially determined to have been caused solely by the gross negligence, wilful default or fraud on the part of any of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters, no claim shall be made against the Joint Global Coordinators or against any Indemnified Person referred to in clause 12 by the Company to recover any damage, cost, charge or expense which the Company may incur or suffer by reason of or arising out of the carrying out by the Joint Global Coordinators or the Hong Kong Underwriters or the Joint Sponsors or any of them pursuant hereto or the performance of their respective obligations hereunder or otherwise in connection with the Hong Kong Public Offering Documents, the Global Offering and any associated transactions (whether in performance of its duties as underwriter or financial adviser or otherwise). Specifically (but without prejudice to the generality of the foregoing), none of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters shall have any liability or responsibility whatsoever for any alleged insufficiency of the Offer Price or any dealing price of the Offer Shares.

9.9 **Representations, Warranties and Undertakings of the Hong Kong Underwriters:** Each of the Hong Kong Underwriters severally (and not jointly or jointly and severally) for and on behalf of itself only represents, warrants and undertakes to the Company in the terms set out in Schedule 6.

10. FURTHER UNDERTAKINGS

10.1 **The Company:** The Company undertakes to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters that:

(a) the Company will comply in all respects with the terms and conditions of the Hong Kong Public Offering and, in particular, without limitation:

(i) to comply with, and assist the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters in complying with, the obligations imposed upon it or the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters (as the case may be) by the Companies Ordinance and the Hong Kong Listing Rules in respect of or by reason of the making of the Hong Kong Public Offering including, but without limitation, the making of all necessary filings with the Registrar of Companies in Hong Kong and the

Hong Kong Stock Exchange and the making available for inspection in Hong Kong of the documents and in the manner referred to in the paragraph headed "Documents available for inspection" of Appendix X to the Prospectus during the period specified in that paragraph;

(ii) to allot and issue the Hong Kong Public Offer Shares to successful applicants under the Hong Kong Public Offering and, if any of the Hong Kong Public Offer Shares falls to be taken up pursuant to clause 5.1, to the applicants under clause 5.6 or, as the case may be, as the Joint Global Coordinators direct; and

(iii) as soon as practicable following announcement of the basis of allocation of the Hong Kong Public Offer Shares and in any event no later than (subject to this Agreement not having been terminated prior to) 2:00 p.m. on 12 March 2008 (or such other time as may be determined in accordance with the terms of the Hong Kong Public Offering Documents), to cause definitive share certificates representing the Hong Kong Public Offer Shares to be posted or made available for collection in accordance with the terms of the Hong Kong Public Offering to successful applicants or, as the case may be, procure that the share certificates for Hong Kong Public Offer Shares in respect of which successful applicants have elected for delivery into CCASS shall be duly delivered to the depositary for Hongkong Clearing for credit to the stock account of such CCASS participant(s) as may be specified for such purpose by or on behalf of the relevant applicant;

(b) the Company will use its best endeavours to procure that the H Share Registrar and the Receiving Bankers will comply with all the terms of their respective appointments and will do all such acts and things as may be required to be done by each of them and by the time specified or necessary in connection with the Global Offering and in particular, but without limitation, the Registrar's Agreement and the Receiving Bankers' Agreement, respectively. None of the terms of the appointments of the H Share Registrar and the Receiving Bankers shall be amended without the prior written consent of the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) which consent shall not be unreasonably withheld or delayed;

(c) the Company will comply with the Hong Kong Listing Rules in relation to supplemental listing documents and further agrees not to issue, publish, distribute or make available any announcement, circular or document in connection with the Hong Kong Public Offering as contemplated above without the prior written consent of the Joint Global Coordinators;

(d) as soon as practicable, the Company will deliver to the Hong Kong Stock Exchange the declaration substantially in the form set out in Appendix 5, Form F of the Hong Kong Listing Rules acceptable to the Hong Kong Stock Exchange;

(e) the Company will procure that none of its connected persons (as defined in the Hong Kong Listing Rules) will (or through a company controlled by such connected person) apply for any Offer Shares either in his or its own name or through nominee(s) unless permitted to do so under the Hong Kong Listing Rules and obtain confirmation to that effect;

(f) the Company will use all of the net proceeds received by it pursuant to the Global Offering in the manner specified in the Prospectus in the section "Future Plans and Use of Proceeds;

(g) except pursuant to the Global Offering (including pursuant to the A Share Offering and the Over-Allotment Option), at any time after the date of this Agreement up to and including the date falling six months from the date on which dealings in the H Shares commence on the Stock Exchange, the Company will not without the Joint Global Coordinators' prior written consent (subject to the requirements set out in the Hong Kong Listing Rules) (i) offer, pledge, charge, allot, issue, sell, contract to allot, issue or sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase or subscribe for, lend or otherwise transfer or dispose of, either directly or indirectly, or repurchase, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital, whether any of the foregoing transactions described in limb (i) or (ii) above is to be settled by delivery of share capital or such other securities, in cash or otherwise or publicly disclose that the Company will or may enter into any transaction described above, PROVIDED THAT the foregoing restrictions shall not apply to the issue of A Shares under the A Share Offering or the issue of H Shares by the Company pursuant to the Global Offering (including pursuant to the Over-Allotment Option) or the issue of warrants of the Company by any Joint Global Coordinator or Joint Sponsors, and the Company further agrees that, in the event of an issue or disposal of any H Shares or any interest therein after the date falling six months from the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange, it will take all reasonable steps to ensure that such an issue or disposal will not create a disorderly or false market for the H Shares; and

(h) the Company will pay any tax, duty, levy, fee or other charge or expense (if any) which may be payable in the PRC and Hong Kong, whether pursuant to the requirement of any law, rule or regulation or otherwise, in connection with the creation, allotment and issue or the sale and transfer (as the case may be) of the Offer Shares, the Global Offering, or the execution and delivery of, and the performance of any of the provisions under, this Agreement.

10.2 **Foreign exchange:** The Company shall :

(a) use its best endeavours to obtain and maintain all approvals, consents, permissions and authorisations (if any) required in the PRC by the Company to acquire its required foreign exchange; and

(b) following completion of the Global Offering, use its best endeavours to ensure that it has sufficient foreign exchange to meet payment of any dividends which may be declared in respect of the H Shares.

10.3 **Effect of undertakings:** The undertakings in this clause 10 shall remain in full force and effect notwithstanding the completion of the Global Offering and all matters contemplated in this Agreement.

11. TERMINATION

11.1 **Termination by the Joint Global Coordinators**: The obligations of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Public Offer Shares under this Agreement are subject to termination, if, at any time prior to 8:00 a.m. on the day that trading in the H Shares commences on the Hong Kong Stock Exchange:

(a) there develops, occurs, exists or comes into force:

(i) any new law or regulation or any change in existing law or regulation, or any change in the interpretation or application thereof by any court or other competent authority in or affecting Hong Kong, China, the United States, United Kingdom or Japan (each a ***Relevant Jurisdiction***); or

(ii) any change or development involving a prospective change or development in local, national, regional or international financial, political, military, industrial, economic, currency market, fiscal or regulatory or market conditions (including, without limitation, conditions in stock and bond markets, money and foreign exchange markets and inter-bank markets) in or affecting any Relevant Jurisdiction; or

(iii) any change or development in the financial markets in any Relevant Jurisdiction or generally in the international financial markets; or

(iv) any event or series of events in the nature of force majeure (including, without limitation, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of terrorism (whether or not responsibility has been claimed) or acts of God,) in or affecting any Relevant Jurisdiction; or

(v) any local, national, regional or international outbreak or escalation of hostilities (whether or not war is or has been declared) or other state of emergency or calamity or crisis in or any Relevant Jurisdiction; or

(vi) (A) any suspension or limitation on trading in shares or securities generally on the Hong Kong Stock Exchange, the New York Stock Exchange, the London Stock Exchange, the Shanghai Stock Exchange or the Tokyo Stock Exchange or (B) a general moratorium on commercial banking activities in any Relevant Jurisdiction declared by the relevant authorities, or a material disruption in commercial banking activities or foreign exchange trading or securities settlement or clearance services in or affecting any Relevant Jurisdiction; or

(vii) any change or prospective change in taxation or exchange controls, currency exchange rates or foreign investment regulations in any Relevant Jurisdiction adversely affecting an investment in the H Shares,

and which, in any such case and in the sole opinion of the Joint Global Coordinators (for themselves and on behalf of the other Hong Kong Underwriters),

(A) is or will be or is likely to be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company or its subsidiaries as a whole; or

(B) has or will have or is likely to have a material adverse effect on the success of the Global Offering or the level of Offer Shares being applied for or accepted or the distribution of Offer Shares and/or make it impracticable or inadvisable for any part of this Agreement, the Hong Kong Public Offering or the Global Offering to be performed or implemented as envisaged; or

(C) makes or will or is likely to make it impracticable or inadvisable to proceed with the Hong Kong Public Offering and/or the Global Offering or the delivery of the Offer Shares on the terms and in the manner contemplated by the Prospectus; or

(b) there has come to the notice of the Joint Global Coordinators or any of the Hong Kong Underwriters:

(i) that any statement contained in the Prospectus, the Application Forms, the Formal Notice and any announcements in the agreed form issued by the Company in connection with the Hong Kong Public Offering (including any supplement or amendment thereto) was, has or may become untrue, incorrect or misleading in any material respect; or

(ii) any matter has arisen or has been discovered which would or might, had it arisen immediately before the date of the Prospectus, not having been disclosed in the Prospectus, constitutes a material omission therefrom; or

(iii) any of the representations, warranties and undertakings given by the Company in this Agreement is (or might when repeated be) untrue, incorrect or misleading in any material respect; or

(iv) any event, act or omission which gives or may give rise to any material liability of the Company pursuant to the indemnities given by it under this Agreement; or

(v) any material breach of any of the obligations of the Company under this Agreement; or

(vi) any material adverse change or prospective material adverse change in the business, properties, results of operations, in the financial or trading position or prospects of the Company or its subsidiaries, as a whole; or

(vii) any material litigation or claim being threatened or instigated against the Company or any of its subsidiaries,

then the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) may, in their sole discretion (and, in the case of paragraph (a) above, after consultation with the Company where practicable) and upon giving notice to the Company, terminate this Agreement with immediate effect.

11.2 **Consequences of termination:** Upon the termination of this Agreement pursuant to the provisions of clause 2.4 or clause 11.1:

(a) each of the parties hereto shall cease to have any rights or obligations under this Agreement, save in respect of the provisions of this clause and clauses 3.2, 12, 18, 22 and 24 and any rights or obligations which may have accrued under this Agreement prior to such termination; and

(b) with respect to the Hong Kong Public Offering, all payments made by the Hong Kong Underwriters or any of them pursuant to clause 5.6 and/or by successful applicants under Valid Applications shall be refunded forthwith (in the latter case, the Company shall procure that the H Share Registrar and the Nominee despatch refund cheques to

all applicants under the Hong Kong Public Offering in accordance with the Registrar's Agreement and the Receiving Bankers' Agreement).

12. INDEMNITY

12.1 **Indemnity:** The Company undertakes to indemnify and keep indemnified (on an after-tax basis) and hold harmless on demand each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters (for itself and on trust for its directors, officers, employees, agents, assignees and affiliates (the ***Related Parties***)) (each an ***Indemnified Person***) from and against (i) all and any actions, claims (whether or not any such claim involves or results in any actions or proceedings), demands, investigations and proceedings from time to time made or brought or threatened to be made or brought (together the ***Actions***) against, and (ii) all losses, damages, liabilities, payments, costs or expenses including legal fees and taxes (including stamp duty and any penalties and/or interest arising in respect of any taxes) (including, without limitation, all payments, costs or expenses made or incurred arising out of or in connection with the settlement of any Actions or in investigating, disputing or defending the same or the enforcement of any such settlement or any judgment obtained in respect of any Actions) (together the ***Losses***) which may be suffered, made or incurred by, an Indemnified Person (with such amount of indemnity to be paid to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters to cover all the Actions against and Losses incurred by such party and its Related Parties) in connection with:

(a) the performance by any of the Joint Global Coordinators, the Joint Sponsors, the Hong Kong Underwriters or any of them of its or their obligations under this Agreement; or

(b) the issue, publication, distribution or making available of any of the Hong Kong Offering Documents, Web Proof Information Pack or the Preliminary Offering Circular or the Final Offering Circular (including any amendment thereof or supplement thereto) and/or any announcement whatsoever in connection with the Global Offering (whether or not approved by the Joint Global Coordinators pursuant to clause 18); or

(c) the allotment and issue or the sale and transfer, as the case may be, of the Offer Shares; or

(d) any breach or alleged breach on the part of the Company of any of the provisions of this Agreement or the International Underwriting Agreement; or

(e) any of the Warranties being untrue, inaccurate or misleading or otherwise breached or being alleged by any third party to be untrue, inaccurate or misleading or otherwise breached; or

(f) any statement, estimate or forecast contained in the Prospectus or other Hong Kong Public Offering Documents being, or being alleged to be, untrue, inaccurate, incomplete or misleading or the fact or any allegation that the Prospectus does not, or did not, contain all information material in the context of the Hong Kong Public Offering or otherwise required to be state therein; or

(g) the settlement of any investigation or proceeding by any Governmental Authority, commenced or threatened in connection with the Global Offering;

(h) the Global Offering failing or being alleged to fail to comply with the requirements of the Hong Kong Listing Rules or any statute or statutory regulation of any applicable

jurisdiction, or any condition or term of any approvals in connection with the Global Offering; or

(i) any act or omission by the Company and any members of the Group in relation to the Global Offering; or

(j) otherwise, howsoever, in connection with the Hong Kong Public Offering and the underwriting thereof,

PROVIDED THAT the above indemnity in respect of any Action or Loss shall not be available to any Indemnified Person to the extent that such Action or Loss is finally judicially determined to have been caused solely by the gross negligence, wilful default or fraud on the part of such Indemnified Person; and any settlement or compromise of any Action or Loss by any of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters or any other Indemnified Person shall be made without prejudice to any claim, action or demand any of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters or any other Indemnified Person may have or make against the Company under this clause or otherwise under this Agreement.

12.2 **Legal counsel:** Counsel to the Indemnified Persons shall be selected by the Joint Global Coordinators. The Company may participate at its own expense in the defence of any such action; provided, however, that counsel to the Company shall not (except with the consent of the Indemnified Person) also be counsel to the relevant Indemnified Person.

12.3 **Settlement:** The Company shall not, without the prior written consent of the relevant Indemnified Person or the Hong Kong Underwriter of which such Indemnified Person is a Related Party, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding, commenced, pending or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this clause, whether or not the Indemnified Persons are actual or potential parties thereto.

12.4 **No limitations:** The provisions of the indemnities contained in this clause are not affected by any other forms (including any limitations) set out in this Agreement.

12.5 **Tax:** If a payment under this clause 12 will be or has been subject to tax, the indemnifying party shall pay the relevant Indemnified Person on demand (after taking into account any tax payable in respect of the amount and treating for these purposes as payable any tax that would be payable but for a relief, clearance, deduction or credit) that will ensure that the relevant Indemnified Person receives and retains a net sum equal to the sum it would have received had the payment not been subject to tax.

13. REMEDIES AND WAIVERS

13.1 **Delay or omission:** No delay or omission on the part of any party hereto in exercising any right, power or remedy under this Agreement shall:

(a) impair such right, power or remedy; or

(b) operate as a waiver thereof.

13.2 **Partial exercise:** The single or partial exercise of any right, power or remedy under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

13.3 **Rights cumulative:** The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

14. ASSIGNMENT

14.1 This Agreement shall be binding on, and enure for the benefit of, the parties hereto and their respective successors, personal representatives and permitted assigns.

14.2 The Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters or any of them may assign to any of their respective affiliates the benefits of and interests and rights in or arising under this Agreement. Save as aforesaid, no other party hereto shall assign or transfer all or any part of any benefit of, or interest or right in, this Agreement, or any benefit, interest, right or obligation arising under this Agreement.

15. FURTHER ASSURANCE

15.1 The Company shall from time to time, on being required to do so by the Joint Global Coordinators now or at any time in the future do or procure the doing of such acts and/or execute or procure the execution of such documents as the Joint Global Coordinators may reasonably require to give full effect to this Agreement and securing to the Hong Kong Underwriters or any of them the full benefit of the rights, powers and remedies conferred upon them or any of them in this Agreement.

16. ENTIRE AGREEMENT

16.1 This Agreement and any other documents referred to in this Agreement constitute the whole and only agreement between the Company, the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters relating to the underwriting of the Hong Kong Public Offering and supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating thereto made or given by any other party or any other person, whether or not in writing, at any time prior to the execution of this Agreement (***Pre-contractual Statements***).

16.2 Each party hereto acknowledges that in entering into this Agreement on the terms set out in this Agreement it is not relying upon any Pre-contractual Statement which is not expressly set out herein or the documents referred to herein.

16.3 No party shall have any right of action (except in the case of fraud) against any other party to this Agreement arising out of or in connection with any Pre-contractual Statement except to the extent that such Pre-contractual Statement is repeated in this Agreement or the documents referred to herein.

16.4 This Agreement may only be varied in writing and signed by each of the parties hereto.

17. NOTICES

17.1 **Form:** Any notice or other communication given or made under this Agreement shall be in writing (other than writing on the screen of a visual display unit or other similar device which shall not be treated as writing for the purpose of this clause) and shall, unless otherwise specified, be in English.

17.2 **Delivery:** Any such notice or other communication shall be addressed as provided in clause 17.3 and, if so addressed, shall be deemed to have been duly given or made as follows:

(a) if sent by personal delivery, upon delivery at the address of the relevant party;

(b) if sent by post, two Business Days (if posted within Hong Kong) or five Business Days (if posted abroad) after the date of posting; and

(c) if sent by facsimile, upon despatch to the facsimile number of the recipient, with the production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient and provided that a confirmation copy of such notice or communication shall be sent by post to the addressee concerned not later than the Business Day immediately following the date of despatch of the facsimile.

17.3 **Addresses:** The relevant addressee, address and facsimile number of the Company for the purposes of this Agreement, subject to clause 17.4, are set out below. The relevant addressee, address and facsimile number of Citigroup, CSCF and Macquarie are set out in Schedule 1 hereto.

The Company

Address:	East, No. 40 Fuxing Road, Haidian District Beijing, China
Attention:	LI Tingzhu
Facsimile No.:	+8610 5188 8666

Citigroup

Address:	50/F, Citibank Tower, 3 Garden Road, Central, Hong Kong
Attention:	Sheng Wu / Ling Zhang
Facsimile No.:	+852 3018 7139 / +852 3018 7626

CSCF

Address:	26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Attention:	Head of ECM / Head of Corporate Finance
Facsimile No.:	+852 2545 0002 / +852 2169 0801

Macquarie

Address:	19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Attention:	Roger de Basto / Karen Chan
Facsimile No.:	+852 2249 3252 / +852 2823 3793

17.4 **Change:** A party may notify the other parties to this Agreement of a change to its relevant addressee, address or facsimile number for the purposes of clause 17.3 or Schedule 1 (as the case may be) provided that such notification shall only be effective on:

(a) the date specified in the notification as the date on which the change is to take place; or

(b) if no date is specified or the date specified is earlier than the date on which a notice is deemed under clause 17.2 above to have been duly given, the date on which such notice is so deemed to have been duly given.

18. ANNOUNCEMENTS

18.1 **No announcement:** Subject to clause 18.2, no announcement concerning the Hong Kong Public Offering or any ancillary matter shall be made by any of the parties hereto without the prior written approval of the Joint Global Coordinators.

18.2 **Permitted announcements:** Any party hereto may make an announcement concerning the Hong Kong Public Offering or any ancillary matter if and to the extent:

(a) required by law or by an order of a court of competent jurisdiction;

(b) required by any securities exchange or regulatory or governmental body to which such party is subject or submits, wherever situated, including, without limitation, the Hong Kong Stock Exchange and the Shanghai Stock Exchange, whether or not the requirement has the force of law; or

(c) the Joint Global Coordinators have given prior written approval to the making of the announcement,

provided that in relation to (a) and (b) above any such announcement shall be made only after consultation with the Joint Global Coordinators.

18.3 **Period:** The restrictions contained in this clause shall continue to apply for a period of three months after the execution of this Agreement. The Company shall procure compliance by its subsidiaries and affiliates with the provisions of this clause.

19. TIME OF ESSENCE

Any date or period referred to in this Agreement may be extended by mutual agreement among the Company and the Joint Global Coordinators (for themselves and for and on behalf of the Joint Global Coordinators and the other Hong Kong Underwriters). Save as otherwise expressly provided, time is of the essence of this Agreement.

20. INVALIDITY

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, which shall not affect or impair:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

21. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with Hong Kong law.

22. DISPUTE RESOLUTION

22.1 **Arbitration:** Any dispute arising out of or in connection with this Agreement including any question regarding its existence, validity or termination, shall be finally resolved by the UNCITRAL Rules, which Rules are deemed to be incorporated by reference into this clause. Notwithstanding this, each of the Joint Global Coordinators, the Joint

Sponsors and the Hong Kong Underwriters shall have the sole right to commence proceedings or pursue claims (including any third party claims in proceedings in which it is joined as a defendant) in any court of competent jurisdiction in relation to any dispute arising out of or in connection with this Agreement. Once a dispute is referred to arbitration or court proceedings are commenced, the other party or parties to the arbitration or court proceedings shall submit to respectively the arbitration or the jurisdiction of the court in which such proceedings have been commenced.

22.2 **Place of arbitration:** The place of arbitration shall be the HKIAC.

22.3 **Arbitral tribunal:** The arbitral tribunal shall be composed of three arbitrators. The appointing authority shall be HKIAC.

22.4 **Governing law of arbitration:** The governing law of the arbitration proceedings will be the law of Hong Kong.

22.5 **Language:** The language to be used in the arbitral proceedings shall be English.

22.6 **Waiver:** Each of the parties hereto irrevocably waives (and irrevocably agrees not to raise) any objection which it may now or hereafter have to the laying of the venue of any proceedings in any court of competent jurisdiction and any claim of forum non conveniens and further irrevocably agrees that a judgment in any proceedings brought in any court referred to in this clause shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

22.7 **Appointment of process agent:** The Company hereby irrevocably authorises and appoints Law Chun Biu of Room 819, Block F, Lok Man Sun Chuen, To Kwa Wan, Kowloon, Hong Kong (or such persons, being resident in Hong Kong, as the Company may from time to time appoint as the Company's agents for service pursuant to the requirements of Part XI of the Companies Ordinance) to accept service of all legal process, including service of a notice of arbitration under the Rules of the HKIAC, arising out of or connected with this Agreement and service on such persons shall be deemed to be service on the Company.

22.8 **Commencement in other jurisdiction:** Should court proceedings be commenced by any of the Joint Global Coordinators, the Joint Sponsors or the Hong Kong Underwriters in any jurisdiction other than Hong Kong, upon being given notice of such proceedings in writing, the party against whom such proceedings have been brought shall immediately appoint an agent to accept service of process in that jurisdiction and shall give notice to the relevant Joint Global Coordinator, Joint Sponsor or Hong Kong Underwriter of the details and address for service of such agent.

23. IMMUNITY

To the extent that any party hereto may in any court proceedings arising out of or in connection with this Agreement or in any proceedings taken for the enforcement of any determination, decision, order or award made in such court proceedings claim for itself or its assets immunity from suit or other legal process or to the extent that in any such court or enforcement proceedings there may be attributed to itself or its assets such immunity (whether or not claimed), such party hereby irrevocably waives such immunity and consents, in respect of any such court or enforcement proceedings, to the giving of any relief or the issue of any process including, without limitation, the making, enforcement or execution against property whatsoever (irrespective of its use or intended use) to the full extent permitted by applicable laws.

24. JUDGMENT CURRENCY INDEMNITY

24.1 If for the purposes of obtaining judgment in any court by the Company or any of the Joint Global Coordinators or any of the Joint Sponsors or a Hong Kong Underwriter as the case may be (for the purposes of this clause 24, the ***Claiming Party***) it is necessary to convert a sum due hereunder into any currency other than Hong Kong dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures such Claiming Party could purchase Hong Kong dollars with such other currency in Hong Kong on the Business Day preceding that on which final judgment is given.

24.2 The obligation of any party hereto in respect of any sum due from such party (for the purposes of this clause 24, the ***Obligor***) to any Claiming Party shall, notwithstanding any judgment in a currency other than Hong Kong dollars, not be discharged until the first Business Day following receipt by such Claiming Party of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Claiming Party may in accordance with normal banking procedures purchase Hong Kong dollars with such other currency.

24.3 If the Hong Kong dollars purchased pursuant to this clause are less than the sum originally due to the Claiming Party, such Obligor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Claiming Party against such loss.

24.4 If the Hong Kong dollars purchased pursuant to this clause are greater than the sum originally due to the Claiming Party, the Claiming Party agrees, as a separate obligation and notwithstanding any such judgment, to repay to the Obligor an amount equal to the excess of the Hong Kong dollars so purchased over the sum originally due hereunder to the Claiming Party.

25. COUNTERPARTS

25.1 This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

25.2 Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

26. LANGUAGE

This Agreement is made in the English language. For the avoidance of doubt, in the event of inconsistency, this English language version shall prevail over any Chinese translation of this Agreement.

IN WITNESS WHEREOF this Agreement has been executed under hand by or on behalf of the parties hereto the day and year first above written.

SCHEDULE 1

HONG KONG UNDERWRITERS

Name	Address and Facsimile Number	Percentage of Hong Kong Public Offering Underwritten	Number of Hong Kong Public Offer Shares Underwritten
Citigroup Global Markets Asia Limited	50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong Fax No.: (852) 2501 8105	40.0%	68,240,000
CITIC Securities Corporate Finance (HK) Limited	26/F CITIC Tower 1 Tim Mei Avenue, Central, Hong Kong Fax No.: (852) 2169 0801	10.0%	17,060,000
Macquarie Securities Limited	19/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Fax No.: (852) 2823 3793 / (852) 2249 3252	40.0%	68,240,000
DBS Asia Capital Limited	22nd Floor, The Center, 99 Queen's Road Central, Hong Kong Fax No.: (852) 2868 0250	2.0%	3,412,000
ICEA Securities Limited	26th Floor, ICBC Tower, 3 Garden Road, Central, Hong Kong Fax No.: (852) 2525 2243	2.0%	3,412,000
China Everbright Securities (HK) Limited	36/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax No.: (852) 2156 9718	1.0%	1,706,000
First Shanghai Securities Limited	19th Floor, Wing On House, 71 Des Voeux Road Central, Hong Kong Fax No.: (852) 2810 6789	1.0%	1,706,000
Guotai Junan Securities (Hong Kong) Limited	27th Floor, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong	1.0%	1,706,000

	Fax No.: (852) 2509 7791		
Shenyin Wanguo Capital (H.K.) Limited	28th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong Fax No.: (852) 2522 5442	1.0%	1,706,000
Taifook Securities Company Limited	25th Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong Fax No.: (852) 2526 4652	1.0%	1,706,000
VC Brokerage Limited	28th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong Fax No.: (852) 3162-8368	1.0%	1,706,000
		100.00%	**170,600,000**

SCHEDULE 2

THE WARRANTIES

1. All material information supplied or disclosed in writing or orally and used as the basis of information contained in the Hong Kong Public Offering Documents, including without limitation, the Verification Notes and the answers and documents referred to therein (and any new or additional information serving to update or amend the Verification Notes supplied or disclosed in writing prior to the date of this Agreement) by the Company or any other member of the Group or their respective directors or employees, the Reporting Accountants or the legal and other professional advisers to the Hong Kong Underwriters for the purposes of the Hong Kong Public Offering is true and accurate in all material respects and not misleading in a material respect and all forecasts and estimates so supplied or disclosed have been made after due, careful and proper consideration, are based on assumptions referred to in the Hong Kong Public Offering Documents (to the extent there are any) and represent reasonable and fair expectations honestly held based on facts known to such persons (or any of them) provided, however, this representation and warranty shall not apply to statements in or omission from the Hong Kong Public Offering Documents or any amendment thereto made in reliance upon and in conformity with the information furnished in writing to the Company by or on behalf of the Joint Sponsors or the Hong Kong Underwriters specifically for inclusion therein as set out in clause 3.2.

2. All statements of fact contained in the Hong Kong Public Offering Documents are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be true and accurate in all material respects and not misleading in a material respect (in light of the circumstances under which they are made) and there are no facts known or which on reasonable enquiry could have been known to the Company, any other member of the Group and/or the Directors of them which are not disclosed in the Hong Kong Public Offering Documents the omission of which would make any statement therein misleading in a material respect or which in the circumstances of the Hong Kong Public Offering are material for disclosure therein provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by a Hong Kong Underwriter expressly for use therein as set out in clause 3.2. All expressions of opinion or intention therein are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be made on reasonable grounds and are and will be truly and honestly held by the Directors and are and will be fairly based and there are and will be no other facts known or which could on reasonable inquiry have been known to the Directors the omission of which would make any such statement or expression misleading in a material respect or which will or would likely be material in the context of the Hong Kong Public Offering. The Hong Kong Public Offering Documents conform to the requirements of the Companies Ordinance and the Hong Kong Listing Rules so far as applicable.

3. To the extent waived by the Hong Kong Stock Exchange and the SFC, the Web Proof Information Pack, the Prospectus, the Formal Notice and the Application Forms contain all information and particulars required to comply with all statutory and other provisions (including, without limitation, the Companies Ordinance and the rules and regulations of the Hong Kong Stock Exchange) so far as applicable.

4. All forecasts and estimates contained in the Hong Kong Public Offering Documents are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be made after due and proper consideration, are and will be based

on assumptions referred to in the Hong Kong Public Offering Documents in which such forecasts and estimates are contained, and represent reasonable and fair expectations honestly held based on facts known to the Company, any other member of the group and/or the Directors of them and there are and will be no other material assumptions on which such forecasts or estimates are based other than the assumptions referred to in the Hong Kong Public Offering Documents in which such forecasts or estimates are contained or on which such forecasts or estimates ought reasonably to have been based which have not been made. In particular (but without limitation):

(a) the statements relating to the estimates of profit and earnings per H Share in the Prospectus and dividend policy contained in the Prospectus under the headings "Financial Information - Profit Estimate" and "Financial Information – Dividend Policy" represent the true and honest belief of the Directors arrived at after due, proper and careful consideration and enquiry and there are currently no material capital commitments of the Company which have not been disclosed in the Prospectus;

(b) the statements contained in the Prospectus under the heading "Future Plans and Use of Proceeds" represent the true and honest belief of the Directors arrived at after due, proper and careful consideration and enquiry;

(a) the statements contained in the Prospectus relating to the Group's indebtedness as at close of business on 30 November 2007 are true and accurate in all material respects and all material developments in relation to the Company's indebtedness have been disclosed;

(b) the statements relating to working capital contained in the Prospectus under the heading "Financial Information" represent the true and honest belief of the Directors arrived at after due, careful and proper consideration and enquiry;

(c) the statements relating to the Group's liquidity and capital resources contained in the Prospectus under the heading "Financial Information" are true and accurate in all material respects;

(d) the interests of the Directors and Supervisors in the share capital of the Company and in contracts with the Company and other members of the Group are fairly and accurately disclosed in the Prospectus; and

(e) the statements contained in the Prospectus under the headings "Risk Factors" are accurate and represent the true and honest belief of the Directors arrived at after due, proper and careful consideration.

5. The Web Proof Information Pack, the Prospectus, the Formal Notice (and any other public notice or announcement) and the Application Forms contain all information and particulars required to comply with all statutory and other provisions (including, without limitation, the Companies Ordinance and the Hong Kong Listing Rules) so far as applicable. All material contracts or documents to which any member of the Group is a party which are required to be described in the Prospectus or filed with the Prospectus with the Hong Kong Registrar of Companies will be so described and filed.

6. The Prospectus contains and, when it is issued, will contain all such information, as investors would reasonably expect to find there, for the purpose of making an informed

assessment of the assets and liabilities, financial position, profits and losses, and prospects of the Group and the rights attaching to the Shares.

7. No material information was withheld from the Reporting Accountants for the purposes of their preparation of their reports contained in Appendix I to the Prospectus and all information given to the Reporting Accountants for such purposes was given in good faith and, to the best of the knowledge, information and belief of the Directors after due, proper and careful consideration, the factual contents of such report are true and accurate in all material respects and no material fact or matter has been omitted.

8. No material information was withheld from the Reporting Accounts for the purposes of their review of the estimates of profits and earnings per share of the Company contained in the Prospectus or their review of the Company's working capital projections or their review of the Company's financial reporting procedures.

9. All necessary authorities have been obtained from the holders of existing issued Shares in the capital of the Company and others in Hong Kong and the PRC to enable the Hong Kong Public Offer Shares to be issued to the applicants and/or placees therefore under the Hong Kong Public Offering and the Company has power under its Articles of Association to issue the Hong Kong Public Offer Shares pursuant to the Hong Kong Public Offering without any further action.

10. Save as contemplated in the provisions of this Agreement, neither the Company nor any of its officers or Directors has taken, or will take, directly or indirectly, any action designed to stabilize or manipulate the price of the Hong Kong Public Offer Shares or which has constituted or which in the future would reasonably be expected to cause or result in stabilization or manipulation of the price of any of the H Shares.

11. This Agreement, the Receiving Banker's Agreement and the Registrar's Agreement have been or will be duly authorized, executed and delivered by the Company and constitutes or will, when executed and delivered, constitute legal, valid and binding obligations of the Company.

12. No Governmental Authorization, or order of, or qualification with, any Governmental Authority is required for the performance by the Company of its obligations under this Agreement, the Receiving Bankers' Agreement or the Registrar's Agreement.

13. The application of the net proceeds from the Hong Kong Public Offering, as set forth in and contemplated by the Prospectus, will not contravene any provision of applicable Law, rule or regulation or the constitutive documents of the Company or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon the Company or any of the Subsidiaries that, singly or in aggregate, is material to the Company and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any of its subsidiaries.

14. Save as disclosed in the Prospectus, all taxes, duties, levies, fees or other charges or expenses which may be payable in Hong Kong in connection with the creation, allotment and issue of the Hong Kong Public Offer Shares, the Hong Kong Public Offering, the execution and delivery of, or the performance of the provisions under this Agreement have been paid.

15. The Company has read and understood the Professional Investor Treatment Notice set out in Schedule 5 and acknowledges and agrees to the representations, waivers and consents

contained in the Professional Investor Treatment Notice, in which the expressions "you" or "your" shall mean the Company and "us" and "our" shall mean the Joint Global Coordinators (on behalf of the Hong Kong Underwriters).

16. Save as disclosed in the Prospectus, none of the Directors and Supervisors (or any of their spouses or infant children or any company in which any of them has a controlling interest) is or will be materially interested in any agreement or arrangement with the Company which is subsisting at the Prospectus Date and which is significant in relation to the business of the Company.

17. All the interests of each of the Directors and Supervisors in the securities of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) which will be required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 or 8 of Part XV of such Ordinance, or which will be required pursuant to section 352 of such Ordinance to be entered in the register referred to therein, or which will be required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Hong Kong Listing Rules, in each case once the H Shares are listed, and in any assets which, in the two years preceding the Prospectus Date, have been acquired or disposed of by, or leased to, the Company or are proposed to be acquired, disposed of by, or leased to, the Company, are fully and accurately disclosed in the Prospectus.

18. Except as disclosed in the Prospectus, neither the Company nor any of its subsidiaries as listed out in paragraph 88 of this Schedule (each a ***Subsidiary*** and collectively ***Subsidiaries***) has sustained since the Accounts Date any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except for any such loss or interference that would not, individually or in the aggregate, have any material adverse effect on the business, management, condition (financial or otherwise), prospects, shareholders' equity or results of operations of the Company and its Subsidiaries, taken as a whole (***Material Adverse Effect***); and, since the respective dates as of which information is given in the Prospectus, there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, management, condition (financial or otherwise), prospects, shareholders' equity or results of operations of the Company and its subsidiaries, taken as a whole, otherwise than as set forth in the Prospectus.

19. Since the Accounts Date, neither the Company nor any of its Subsidiaries has (i) entered into or assumed any material contract, transaction or commitment, (ii) incurred, assumed or acquired any material liability (including contingent liability) or other obligation, (iii) acquired, sold, transferred or otherwise disposed of or agreed to acquire or dispose of any business or asset material to the Company and its subsidiaries, taken as a whole, or (iv) entered into a letter of intent or memorandum of understanding (or announced an intention to do so) relating to any matters identified in clauses (i) through (iv) above, except in each case to the extent described in the Prospectus and except in each case the non-performance, default or occurrence of which would not, singly or in the aggregate, have a Material Adverse Effect.

20. The Company has been duly incorporated and is validly existing as a joint stock company with limited liability and in good standing under the laws of the PRC with full legal right, power and authority (corporate or other), as authorized by the PRC government, to own, use or lease, as the case may be, and to operate its properties and assets and conduct its business as described in the Prospectus, and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership, use or leasing of property and asset requires such qualification; the Articles of Association, the business license and

other constituent documents of the Company comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect.

21. Each Subsidiary has been duly incorporated or established and is validly existing and in good standing under the laws of the PRC with full legal right, power and authority (corporate or other), as authorized by the PRC government, to own, use or lease, as the case may be, and to operate its properties and assets and conduct its business as described in the Prospectus, and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership, use or leasing of property and asset requires such qualification; the Articles of Association, the business license and other constituent documents of each Subsidiary comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect.

22. The Subsidiaries are the only "significant subsidiaries" of the Company (which, in the opinion of the Directors, principally affected the results for the Track Record Period (as such term is defined in the Prospectus) or formed a substantial portion of the net assets of the Company as of 30 November 2007).

23. The Company has a registered capital as set forth in the Prospectus and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued, and are fully paid and non-assessable and conform to the description of the capital stock contained in the Prospectus; the Company has obtained an approval in principle from the Hong Kong Stock Exchange granting listing of, and permission to deal in, among other things, the H Shares on the Hong Kong Stock Exchange; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to acquire the H Shares; there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, the H Shares or any other capital stock of the Company except as set forth in the Prospectus; and there are no restrictions on the voting or subsequent transfers of the H Shares under the laws of the PRC, Hong Kong and of the United States except as described in the Prospectus.

24. Each of the Subsidiaries is a legal person with limited liability, and the liability of the Company in respect of equity interests held in such Subsidiary is limited to its investment therein. All the registered capital of each of the Company's Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable, and, except as otherwise set forth in the Prospectus, all outstanding shares of capital stock of the Company's Subsidiaries are owned by the Company either directly or through wholly owned Subsidiaries free and clear of any security interest, claim, charge, equity, lien or encumbrance. None of the registered capital of or ownership interests in any of the Company's Subsidiaries was issued in violation of the preemptive or similar rights of any security holder of such Subsidiary. There are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock of, or direct interest in, any Subsidiary.

25. Each of the Company and its Subsidiaries owns or leases all such properties and assets as are necessary to the conduct of its operations and businesses. Each of the Company and its Subsidiaries has (i) good and valid title, in each case free and clear of all liens, encumbrances, charges, equities, claims, options, restrictions and defects, and has obtained proper and valid land use rights certificates in respect of all the land held by the Company and its Subsidiaries; (ii) good and valid title, in each case free and clear of all liens, encumbrances, charges, equities, claims, options, restrictions and defects, and have obtained proper and valid title certificates in respect of all the buildings owned or held by the Company and its Subsidiaries and will obtain proper and valid title upon registration and obtain the title

certificates of those buildings which are pending completion of transfer of building ownership registration; (iii) valid, subsisting and enforceable leases, in each case free of all liens, encumbrances, third parties rights, charges, equities, claims, options, restrictions or other defects in respect of all land and buildings held under lease by the Company and its Subsidiaries, except (i) as set forth in the Prospectus or (ii) where the failure to possess or hold such title, rights or interests would not, individually or in the aggregate, have a Material Adverse Effect.

26. The Offer Shares to be issued and sold by the Company to the International Underwriters and the Hong Kong Underwriters under this Agreement and, when executed, the International Underwriting Agreement, respectively, have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued and fully paid and non-assessable and will conform to the description of the Share Capital contained in the Prospectus.

27. Each of this Agreement and, when executed, the International Underwriting Agreement has been duly authorized, executed, and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms.

28. None of the execution and delivery of this Agreement and, when executed, the International Underwriting Agreement, the issuance and sale of the Offer Shares, or the consummation of any other of the transactions herein or therein contemplated, or the fulfillment of the terms hereof or thereof will, with or without the giving of notice or the passage of time or both, (x) conflict with, (i) the Articles of Association, by-laws or other constituent documents or the business licenses of the Company or any of its Subsidiaries; (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property and asset is subject; or (iii) any statute, treaty, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties and assets, or (y) result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries.

29. All consents, approvals, authorizations, orders, registrations and qualifications of or with any PRC court or governmental agency or body (each, a ***governmental agency***) (including, without limitation, the PRC State Council, the National Development and Reform Commission, State-owned Assets Supervision and Administration Commission, the Ministry of Finance, the Ministry of Construction, the Ministry of Railways, the Ministry of Commerce, the State Administration for Environmental Protection, the State Administration of Foreign Exchange, the State Administration for Industry and Commerce, the State Tax Bureau) having jurisdiction over the Company, any of its Subsidiaries, or any of their properties and assets required for the authorization, execution, delivery and performance by the Company of, and the consummation by the Company of the transactions contemplated by, this Agreement have been obtained or made and are in full force and effect. No such consent, approval, authorization, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed.

30. Except as disclosed in the Prospectus, all dividends and other distributions declared and payable on the H Shares in Renminbi to the holders of H Shares of the Company may, under the current laws and regulations of the PRC, be payable in foreign currency and may be freely transferred out of the PRC, and except as disclosed in the Prospectus, all such

dividends are not subject to withholding or other taxes under the laws and regulations of the PRC currently in effect and are otherwise free and clear of any other tax, withholding or deduction in the PRC and, except for the conversion of Renminbi into foreign currency, may be so paid without the necessity of obtaining any consent, approval, authorization, order, registration, clearance or qualification of or with any governmental authority, agency or body, any self-regulatory organization or any court or other tribunal or any stock exchange authorities in the PRC.

31. Except as described in the Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Company, any of its Subsidiaries or the International Underwriters and the Hong Kong Underwriters or the subsequent purchasers to the PRC or Hong Kong or any political subdivision or taxing authority thereof or therein in connection with (i) the creation, allotment and issuance of the H Shares, (ii) the offer, sale and delivery by the Company of the H Shares to or for the respective accounts of the International Underwriters and the Hong Kong Underwriters, as the case may be, in the manner contemplated in this Agreement and in the International Underwriting Agreement, (iii) the execution, performance and delivery of this Agreement and, when executed, the International Underwriting Agreement, (iv) the sale and delivery outside Hong Kong by the International Underwriters or within Hong Kong by the Hong Kong Underwriters of the H Shares to the subsequent purchasers thereof in the manner contemplated in the final Offering Circular or the Hong Kong Prospectus, as the case may be, or (v) the Restructuring completed prior to the date hereof.

32. Except as described in the Prospectus, (i) each of the Company and its Subsidiaries is in compliance with and is not in breach of any applicable rules, regulations, statutes and subordinate legislation and other national, state and local laws, common laws or civil code, industry agreements, guidance notes or codes of conduct insofar as they relate to the protection of human health and safety and the environment from hazardous or toxic substances, wastes, pollutants or contaminants (***Environmental Laws***), except for the non-compliance or breach which, singly or in the aggregate, would not have a material Adverse Effect; (ii) each of the Company and its Subsidiaries has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, except for the permits, licenses or approvals the lack of which, singly or in the aggregate, would not have a Material Adverse Effect; (iii) each of the Company and its Subsidiaries has not received notice of any actual or potential liability (including, without limitation to, administrative regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceeding against the Company or any of its subsidiaries) under any Environmental Law; except for liabilities that singly or in the aggregate would not have a Material Adverse Effect; (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remedial measures, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to hazardous material (including, without limitation to, any hazardous or toxic substances, chemicals, petroleum, petroleum products, pollutants or contaminants), except for events or circumstances that singly or in the aggregate would not have a Material Adverse Effect, and (v) the associated costs and liabilities required under any Environmental Law (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) would not, individually or in the aggregate, have a Material Adverse Effect.

33. Neither the Company nor any of its Subsidiaries is in violation or default of (i) any provision of its Articles of Association, bylaws or other constituent documents; (ii) any

business license or business permit; (iii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property and asset is subject; or (iv) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such Subsidiary or any of its properties and assets, as applicable, except for, in the case of (i) and (ii), violations or defaults that, singly or in the aggregate, would not have a Material Adverse Effect.

34. Other than as set forth in the Prospectus, and except for investigations or issues that singly or in the aggregate, would not have a Material Adverse Effect, there are no investigations (whether actual or pending) by any court or governmental agency, authority or body pending to which the Company or any of its Subsidiaries, directors, officers, supervisors or employees or any of their property and asset is the subject, and, to the best of the Company's knowledge, information and belief no such investigation is threatened or contemplated by any court or governmental agency, authority or body; the National Audit Office has not, in its review and examination of the China Railway Construction Corporation (***CRCCG***), raised or identified any material issues regarding the general affairs, management, business, prospects, earnings, assets, rights, reserves, surplus, results of operations or position, financial or otherwise, of the Company or its subsidiaries.

35. Except as disclosed in the Prospectus or except for circumstances that singly or in the aggregate would not have a Material Adverse Effect, no actual or pending labor dispute, work stoppage, slow down or other conflict with the employees of the Company or its Subsidiaries exists or, to the best knowledge of the Company, is threatened.

36. To the best knowledge and belief of the Company, there is no existing or threatened dispute, work stoppage, slow down or other conflict exists with the employees of any of the Company's joint venture partners

37. No winding up or liquidation proceedings have been commenced against the Company or any of its Subsidiaries, and no proceedings have been commenced or started for the purpose of, and no judgment has been rendered declaring the Company or any subsidiary bankrupt or in an insolvency proceeding.

38. The Company and its Subsidiaries have filed all national, provincial and local tax returns that are required to be filed or has requested extensions thereof (except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto)) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith and except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto), or except where such failure to file tax returns or failure to pay taxes, assessments, fines or penalties would not individually or in the aggregate, have a Material Adverse Effect. All national, provincial and local tax waivers, tax relief, concession and preferential treatment are valid, binding and enforceable and do not violate any provision of any law or statute or any order, rule or regulation of any local or national governmental agency. The provisions included in the audited accounts as set out in the Prospectus include appropriate provision required under IFRS for all taxation in respect of accounting periods ended on or before the accounting reference date to which such audited accounts relate for which the Company or any of its consolidated Subsidiaries was then or might reasonably be expected thereafter to become or have become liable.

39. Under the laws of the PRC, none of the Company, or any Subsidiary of the Company nor any of their properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of the Company in this Agreement and, when executed, the International Underwriting Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement or, when executed, the International Underwriting Agreement is legal, valid and binding under the laws of the PRC.

40. The Company is not and does not expect to become a "passive foreign investment company" as defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

41. The Company is not, and after giving effect to the offering and sale of the Offer Shares and the application of the proceeds thereof as described in the Prospectus will not be, an "investment company" as defined in the U.S. Investment Company Act of 1940, without taking account of any exemption arising out of the number of holders of the Company's securities.

42. Ernst & Young (***E&Y***), who have audited the Company's consolidated financial statements and delivered their report with respect to such consolidated financial statements (and the notes thereto) included in the Prospectus, are independent public accountants with respect to the Company under the Professional Ethics Statement No. 1.203A – Independence for Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and the rules and regulations thereunder.

43. Each of the Company and its Subsidiaries maintains a system of internal accounting and financial controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to (A) permit preparation of financial statements in conformity with IFRS promulgated by the International Accounting Standards Board and (B) maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions taken with respect to any differences, and (v) each of the Company and its Subsidiaries has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of the Company's consolidated financial statements in accordance with IFRS; and neither the Company nor any of its Subsidiaries has experienced any material difficulties with regard to (i) through (v) above within the previous 12 months. The Directors have established and followed procedures which provide a reasonable basis for them to make proper judgments as to the financial position and prospects of the Company and its Subsidiaries, taken as a whole, are not aware of any material weakness in its internal control over financial reporting.

44. All material information which ought reasonably to have been disclosed or made available by the Company, any of its Subsidiaries, any director or senior officer of the Company or CRCCG to the Joint Global Coordinators or the Joint Sponsors, the legal and other professional advisers to either of the Joint Global Coordinators or the Joint Sponsors, E&Y, Sallmanns (Far East) Limited (***Sallmanns***) for the purpose of the Global Offering was so disclosed or made available fully and accurately. The factual contents of the reports, letters or certificates of E&Y and Sallmanns are and will remain true and accurate in all

material respects (where such information is subsequently amended, undated or replaced, such amended, updated or replaced information is true and accurate in all material respects) and no material fact or matter has been omitted therefrom which would make the contents of any of such reports, letters or certificates misleading and the opinions attributed to the directors in such reports or letters or certificates are held in good faith based upon facts within their knowledge.

45. No material information was withheld from E&Y for the purposes of their preparation of their report contained in the Prospectus and the comfort letters to be issued by E&Y to the International Underwriters in connection with the Global Offering and all information given to E&Y for such purposes was given in good faith and the factual contents of such report are true and accurate in all material respects and no material fact or matter has been omitted.

46. No material information was withheld from E&Y or the Hong Kong Underwriters for the purposes of their review of the profit estimate and earnings per share and the pro forma financial information of the Company contained in the Prospectus or their review of the Company's working capital projections and financial reporting procedures.

47. The section entitled "Financial Information – Critical Accounting Policies" in the Prospectus accurately and fully describes (i) accounting policies which the Company believes are the most important in the portrayal of the Company's financial condition and results of operations and which require management's most difficult, subjective or complex judgments (***critical accounting policies***); (ii) judgments and uncertainties affecting the applications of critical accounting policies; and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions; the Company's board of directors, senior management and audit committee have reviewed and agreed with the selection, application and disclosure of critical accounting policies and have consulted with its legal advisors and independent accountants with regard to such disclosure.

48. The consolidated financial statements (and the notes thereto) of the Company and its subsidiaries included in the Prospectus were prepared in conformity with IFRS consistently applied throughout the periods involved, and present fairly the consolidated financial condition and result of operations and changes in financial position of the Company and its subsidiaries at the dates and for the periods presented; the summary financial data included in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein. To the extent that the Company's financial data included in each of the Prospectus is derived from PRC GAAP financial data, such PRC GAAP financial data has been calculated and prepared for each relevant period in conformity with PRC GAAP.

49. Except as disclosed in the Prospectus, no other financial statements, schedules or pro forma financial information of the Company are required by any applicable rules or regulations of the Hong Kong Stock Exchange to be included in the Prospectus.

50. The Prospectus accurately describe all material trends, demands, commitments, committed or uncommitted capital expenditure plans, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect its liquidity and are reasonably likely to occur; there are no off-balance sheet transactions, arrangements, and obligations, including, without limitation, relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company, such as structured finance entities and special purpose entities, that are reasonably likely to have a Material Adverse Effect on the liquidity of the Company or the

requirements of the Company for capital resources. As used herein in this subsection, the phrase "reasonably likely" refers to a disclosure threshold lower than "more likely than not".

51. All forecasts, estimates and pro forma financial information contained in the Prospectus are made by the Company after due and proper consideration, are based on assumptions referred to in the Prospectus and represent reasonable and fair expectations held in good faith based on facts known to the Company and/or the Directors (or any of them), and there are not other assumptions on which such forecasts, estimates and pro forma financial information are based other than the assumptions referred to in the Prospectus. All expressions of opinion or intention in the Prospectus are and will (as of the dates of the Prospectus and all other times when the representations and warranties in this Agreement are repeated pursuant to this Agreement) be made on reasonable grounds and are and will be truly and honestly held by the Directors and are and will be fairly based, and there are and will be no other facts known or which could, upon reasonable inquiry, have been known to the Directors the omission of which would make any such statement or expression misleading in any material respect. The Prospectus contains all such information as investors would reasonably require and expect to find therein for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Company and the rights attaching to the H Shares.

52. The statements in the Prospectus under the headings "Share Capital", "Regulations", "Summary of Principal Legal and Regulatory Provisions", "Summary of Articles of Association", "Taxation and Foreign Exchange", and all other statements of laws and regulations, insofar as they purport to describe the provisions of the laws and documents referred to therein, fairly summarize the matters therein described.

53. Any statistical, industry-related and market-related data included in the Prospectus is based on or derived from official and other publicly available sources that the Company reasonably and in good faith believes to be reliable and accurate, and such data agree with the sources from which they are derived, and the Company reasonably believes that no written consent for the use of such data from such sources is required.

54. The description of the events and transactions set forth in the Prospectus under the caption "Restructuring", "Relationship with CRCCG" and "Connected Transactions" are true and correct in all material respects and are in compliance with the requirements under the Hong Kong Listing Rules in all material respects, and do not omit anything necessary to make such statements, in light of the circumstances under which they are made, not misleading.

55. All consents, approvals, authorizations, orders, registrations and qualifications required in the PRC in connection with the Restructuring and the execution, delivery and performance of the Restructuring Documents have been made or obtained.

56. Each "Restructuring Document" (being the principal documents executed and delivered by the Company and its Subsidiaries in order to consummate the Restructuring (including, without limitation, the Restructuring Agreement entered into between CRCCG and the Company, Non-Competition Agreement, Property Leasing Framework Agreement, Land Use Rights Leasing Framework Agreement, Construction and Related Services Framework Agreement and Services Mutual Provision Framework Agreement) has been duly authorized, executed and delivered by or on behalf of the Company and, its Subsidiaries, as the case may be, prior to the date hereof and each Restructuring Document constitutes a valid and legally binding agreement of the Company, and its Subsidiaries, as the case may be, enforceable in accordance with it terms.

57. Other than the Restructuring Documents and the Restructuring Agreement, there are no other documents or agreements, written or oral, that have been entered into by the Company in connection with the Restructuring which have not been previously provided to the Joint Global Coordinators and, to the extent material to the Company, disclosed in the Prospectus.

58. Consummation of the Restructuring and the execution by the Company and its Subsidiaries of each Restructuring Document to which it is a party and the delivery by each of the Company and its Subsidiaries of, and the performance by each of the Company and its Subsidiaries of its obligations under, each Restructuring Document to which it is a party do not and will not, whether with or without the giving of notice or passage of time or both, conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to (i) the Articles of Association, by-laws or other constituent documents or the business licenses of the Company or any of its Subsidiaries; (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property and asset is subject; or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties and assets.

59. All notices and public announcements to the Company's creditors required to be made in connection with the Restructuring have been duly made pursuant to applicable PRC law, including the PRC Company Law, and no creditor has raised any objection to the Restructuring within the prescribed period.

60. The Company is not liable for any debt of CRCCG or its subsidiaries not specifically assumed by the Company and disclosed to the Joint Global Coordinators.

61. In respect of the connected transactions (as defined under the Hong Kong Listing Rules) of the Company and its subsidiaries (the "Connected Transactions") and except for the de minimus connected transactions that do not need to be disclosed pursuant to the Hong Kong Stock Exchange Listing Rules:

(a) The statements contained in the Prospectus relating to the Connected Transactions are true and accurate in all material respects, and there are no other facts known or which could on reasonable enquiry have been known to the Company's directors, the omission of which would make any such statements misleading in any material respect, and there are no other Connected Transactions which have not been disclosed or reflected in the Prospectus.

(b) All information (including but not limited to historical figures) and documentation provided by the Company to the Joint Global Coordinators and the Joint Sponsors are true and accurate and complete in all material respects, and there is no other information or document which has not been provided the result of which would make the information and documents so received misleading in any material respect.

(c) The transactions (including their terms and their annual caps for 2007, 2008 and 2009) mentioned under the captions "Relationship with CRCCG" and "Connected Transactions" in the Prospectus have been entered into, and will be carried out, in the ordinary course of business, on normal commercial terms and are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole,

and the Company's directors, including the independent non-executive directors, in coming to their views have made due and proper inquiries and investigations of such transactions.

(d) The Company has complied with and will continue to comply with the Hong Kong Listing Rules in relation to Connected Transactions, including ensuring that the terms of such Connected Transactions are fair and reasonable so far as the shareholders of the Company are concerned, and shall inform the Joint Global Coordinators promptly should there be any breach of any such terms before or after the listing of the H Shares.

(e) Each of the Connected Transaction agreements, as disclosed in the Prospectus, constitutes a legal, valid and binding agreement, enforceable in accordance with its terms.

62. The declaration of the Pre-establishment Distribution and the Special Dividend (as described under the heading "Financial Information - Pre-establishment Distribution and Special Dividend" of the Prospectus) to CRCCG in the aggregate amount of RMB2,423.9 million is duly authorized by the applicable corporate actions and is legal and does not contravene any applicable PRC law.

63. None of the Company, any of its subsidiaries or any affiliate (as defined in Rule 501(b) of Regulation D, an "Affiliate") of the Company and its subsidiaries, or any person acting on its or their behalf has, directly or through any agent, engaged in any form of general solicitation or general advertising in connection with the offering of the H Shares (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act of 1933, as amended (the "Securities Act") (except that no representation is made with respect to any International Underwriter or their Affiliates); none of the Company, its Affiliates or any person acting on its or their behalf has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Shares of the Company and its Affiliates and any person acting on its or their behalf have complied and will comply with the offering restrictions requirements of Regulation S (except that no representation is made with respect to any Hong Kong Underwriters and their Affiliates).

64. Within the preceding six months, the Company, any of its subsidiaries or any Affiliate of the Company or its subsidiaries has not offered or sold or otherwise dispose to any person any H Shares, or any securities of the same or a similar class as the H Shares (except that no representation is made with respect to any Hong Kong Underwriters or their Affiliates). The Company will take reasonable precautions designed to ensure that any offer or sale, direct or indirect, in the United States or to any U.S. person (as defined in Rule 902 under the Securities Act) of any H Shares or any substantially similar security issued by the Company, within six months subsequent to the date on which the distribution of the H Shares has been completed (as notified to the Company by the Joint Global Coordinators), is made under restrictions and other circumstances reasonably designed not to affect the status of the offer and sale of the H Shares in the United States and to U.S. persons contemplated by this Agreement as transactions exempt from the registration provisions of the Securities Act.

65. The H Shares satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

66. The Company is a "foreign issuer" (as defined in Regulation S) and reasonably believes that there is no substantial US market interest in its H Shares.

67. None of the Company or its Subsidiaries is in material violation of applicable financial recordkeeping and reporting requirements of the money laundering legislation of any relevant jurisdictions or the rules and regulations thereunder, or any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency, including the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended and the U.S. Patriot Act of 2001 (collectively, the ***Money Laundering Laws***), and no action, suit or proceedings by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

68. Subject to compliance by the Hong Kong Underwriters with the representations and warranties by the Hong Kong Underwriters, it is not necessary in connection with the offer, sale and delivery of the H Shares to the International Underwriters and the subsequent purchasers thereof (including the offer, sale and delivery of the Over-allotment Shares) in the manner contemplated by this Agreement, and the Prospectus to register the Securities under the Securities Act.

69. The Company has not paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Company (except as contemplated in this Agreement).

70. The Company or its subsidiaries has not taken, directly or indirectly, any action designed to or that has constituted or that might reasonably be expected to cause or result in, under the U.S. Securities Exchange Act of 1934, as amended (the ***Exchange Act***), the provisions of the Securities and Futures Ordinance of Hong Kong (including the Securities and Futures (Price Stabilizing) Rules) or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offer Shares or that would constitute a violation of the market misconduct provisions of Parts XIII and XIV of the Securities and Futures Ordinance; the Company or its subsidiary has not taken any action or omitted to take any action (such as issuing any press release relating to any Offer Shares without an appropriate legend) which may result in the loss by any of the Underwriters of the ability to rely on any stabilization safe harbor provided by the Securities and Futures (Price Stabilizing) Rules or which may otherwise constitute a violation of the market misconduct provisions of Part XIII and XIV of the Securities and Futures Ordinance of Hong Kong.

71. None of the holders of H Shares outside the PRC and Hong Kong will be deemed resident, domiciled, carrying on business or subject to taxation in the PRC or Hong Kong solely by reason of the execution, delivery, consummation or enforcement of this Agreement and any other document to be furnished hereunder or by the ownership of any H Shares, nor shall the foregoing be applicable to the International Underwriters (other than those organized under the laws of the PRC or Hong Kong) solely by reason of the execution, delivery, consummation of any transaction contemplated in, or the enforcement of, this Agreement and any other document to be furnished hereunder or ownership of any H Shares, except as disclosed in the Prospectus.

72. No holder of any of the H Shares after the consummation of the transactions contemplated by this Agreement is or will be subject to any liability in respect of any liability of the Company by virtue only of its holding of any such H Shares, except as disclosed in the Prospectus.

73. It is not necessary or required under the laws of the PRC or Hong Kong that any of the International Underwriters or Hong Kong Underwriters (other than those organized under the laws of the PRC or Hong Kong) should be licensed, qualified or entitled to carry out

business in the PRC or Hong Kong (i) to enable them to enforce their respective rights under this Agreement or the International Underwriting Agreement or any other document to be furnished hereunder or thereunder, or (ii) solely by reason of the execution, delivery or performance of this Agreement and the International Underwriting Agreement.

74. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for PRC companies in similar businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except for, in each case, the lack of insurance that would not singly or in the aggregate have a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms of such policies and instruments, except for the incompliance that would not singly or in the aggregate have a Material Adverse Effect; there are no claims by the Company or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause, except for claims that would not singly or in the aggregate have a Material Adverse Effect; neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for, except for circumstances that would not singly or in the aggregate have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto).

75. Except as disclosed in the Prospectus, the Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations (collectively, ***Governmental Licenses***) issued by the appropriate national, provincial or local authorities necessary to conduct their respective businesses; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental License or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental License which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto).

76. In respect of the Governmental Licenses to operate the businesses of the Company and its Subsidiaries, except as disclosed in the Prospectus and except for circumstances that singly or in the aggregate world not have a Material Adverse Effect (i) such Governmental Licenses are free from any lien, charge, encumbrance or other security interest or third party rights of interest and there is no claim (whether actual or pending) against the Company or its Subsidiary and, so far as the Company is aware, no grounds for the unilateral termination of the Governmental prior to the expiry of the term of the respective Governmental Licenses; (ii) the Company and its Subsidiaries have not received from the PRC government or any competent authority, and are not aware of, any notice or order which would materially adversely affect the continued operations of the Company and its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries has taken any action for the purpose of, modifying, suspending or revoking any such Governmental Licenses; and (v) the construction operations

of the Company, its Subsidiaries or contracted operator have not violated any relevant material regulations applicable to such construction.

77. Except as disclosed in the Prospectus or where the circumstances would not, singly or in the aggregate, have a Material Adverse Effect, the Company and its subsidiaries own, possess, license or have other rights to use on reasonable terms, all patents, trade and service marks, trade names, copyrights, domain names (in each case including all registrations and applications to register the same), inventions, trade secrets, technology, know-how, and other intellectual property, (collectively, the ***Intellectual Property***) necessary for the conduct of the Company's business as now conducted or as proposed in the Prospectus to be conducted. Except as set forth in the Prospectus or where the circumstances would not, singly or in the aggregate, have a Material Adverse Effect, (i) the Company owns, or has rights to use under license, all such Intellectual Property free and clear in all material respects of all adverse claims, liens or other encumbrances; (ii) to the knowledge of the Company, there is no material infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by any third party challenging the Company's or its subsidiaries' rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (iv) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by any third party challenging the validity, scope or enforceability of any such Intellectual Property, and the Company is unaware of any facts that would form a reasonable basis for any such claim; (v) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by any third party that the Company or any subsidiary infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of any third party, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; and (vi) to the knowledge of the Company, there is no valid and subsisting patent or published patent application that would preclude the Company, in any material respect, from practicing any such Intellectual Property.

78. Except as disclosed in the Prospectus, the Company and its subsidiaries have no material legal obligations to provide pension or other retirement benefits, death or disability benefits (or other actual or contingent employee benefits or perquisites) to any present or past directors, officers, supervisors and employees of CRCCG or its subsidiaries.

79. The application of the net proceeds from the Global Offering, as set forth in and contemplated by the Prospectus, will not (x) conflict with, (i) the Articles of Association, by-laws or constituent documents or the business licenses of the Company or any of its Subsidiaries; (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property and asset is subject; or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties and assets or (y) result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries, except in the case of (g), such as would not, individually or in the aggregate, have a Material Adverse Effect.

80. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or Affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (***OFAC***); and the Company will not directly or indirectly use

the proceeds of the offering of the H Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC or under the Iran-Libya Sanctions Act.

81. None of the Company or any of its executive officers, directors, supervisors, managers or, to the Company's knowledge, employees and agents has taken any action, directly or indirectly, that would result in a violation by such person of the anti-corruption laws of the PRC, Hong Kong or any other jurisdiction, or the rules and regulations thereunder, and all related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency thereof.

82. Except as disclosed in the Prospectus, (i) there are no material relationships or transactions, including indebtedness (actual or contingent), between the Company or any of its subsidiaries on the one hand and their respective affiliates, officers and directors or their shareholders, customers or suppliers on the other hand; (ii) there are no material relationships or transactions between the Company, on the one hand, and any holder of 1% or more of the outstanding shares of capital stock or any affiliate of any such holder, on the other hand, other than on normal commercial terms in the ordinary and usual course of business, and the statements in the Prospectus in this regard are true and correct in all material respects and do not omit anything necessary to make such statements, in the light of the circumstances under which they are made, not misleading; and (iii) other than on normal commercial terms in the ordinary and usual course of business, there are no actual or contingent indebtedness, contract or arrangement outstanding between the Company and any director, supervisor or officer of the Company or any person connected with such director, supervisor or officer (including but not limited to his or her spouse or child, or any company or undertaking in which he or she holds a controlling interest).

83. Subsequent to the respective dates as of which information is given in the Prospectus, the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock.

84. The Company has filed with the competent authorities in Hong Kong an application for the listing of the Shares on the Hong Kong Stock Exchange.

85. All material contracts or documents to which the Company and any of its subsidiaries is a party which are required to be described in the Prospectus or filed together therewith with the Registrar of Companies in Hong Kong have been or will be so described and filed, in their entirety, without omission or redaction unless a certificate of exemption is granted by the Securities and Futures Commission of Hong Kong (the ***SFC***). All descriptions of contracts or other material documents described in the Prospectus, to the extent such descriptions purport to describe or summarize such contracts or documents, fairly summarize the contents of such contracts or documents.

86. All public notices, announcements and advertisements in connection with the Global Offering and all filings and submissions provided by or on behalf of the Company and its subsidiaries to the Hong Kong Stock Exchange and the SFC will comply in all material respects with all statutory and other provisions to the extent applicable.

87. The choice of law provisions set forth in this Agreement will be recognized by the courts of the PRC; the Company can sue and be sued in its own name under the laws of the PRC; the agreement by the Company to resolve disputes hereunder under the UNCITRAL Rules and the agreement by the Company to the other provisions set forth in clause 22 hereof,

, the waiver by the Company of any objection to the venue of a proceeding, the waiver and agreement not to plead an inconvenient forum, the waiver of sovereign immunity and the agreement that this Agreement shall be governed by and construed in accordance with the laws of Hong Kong are legal, valid and binding under the laws of the PRC and will be respected by PRC courts; service of process effected in the manner set forth in this Agreement will be effective, insofar as the law of PRC is concerned, to confer valid personal jurisdiction over the Company; and any judgment obtained in a Hong Kong court arising out of or in relation to the obligations of the Company under this Agreement will be recognized in the PRC courts.

88. The following is a list of the "Subsidiaries" for the purposes of this Schedule:

(a) 中铁十一局集团有限公司
(b) 中铁十二局集团有限公司
(c) 中铁十三局集团有限公司
(d) 中铁十四局集团有限公司
(e) 中铁十五局集团有限公司
(f) 中铁十六局集团有限公司
(g) 中铁十七局集团有限公司
(h) 中铁十八局集团有限公司
(i) 中铁十九局集团有限公司
(j) 中铁二十局集团有限公司
(k) 中铁二十一局集团有限公司
(l) 中铁二十二局集团有限公司
(m) 中铁二十三局集团有限公司
(n) 中铁二十四局集团有限公司
(o) 中铁二十五局集团有限公司
(p) 中国土木工程集团有限公司
(q) 中铁建设集团有限公司
(r) 中铁电气化局集团有限公司
(s) 中铁第一勘察设计院集团有限公司
(t) 中铁第四勘察设计院集团有限公司
(u) 中铁第五勘察设计院集团有限公司
(v) 中铁上海设计院集团有限公司
(w) 北京铁城建设监理有限责任公司
(x) 中铁物资集团有限公司
(y) 昆明中铁大型养路机械集团有限公司
(z) 中铁房地产集团有限公司
(aa) 中铁轨道系统集团有限公司
(bb) 中国铁道建设（香港）有限公司

SCHEDULE 3

THE CONDITIONS PRECEDENT DOCUMENTS

Part A

1. LEGAL DOCUMENTS

1.1 A certified copy of the resolutions of the shareholders of the Company dated 5 November 2007 referred to in the paragraph headed "Resolutions of the Company's Sole Shareholder Passed on 5 November 2007" of Appendix IX of the Prospectus approving, *inter alia*, the Global Offering.

1.2 A certified copy of the resolutions of the Board of Directors of the Company dated 5 November 2007 approving the Global Offering.

1.3 A certified copy of the resolutions of the Board of Directors dated 29 January 2008:

(a) approving and authorising the execution on behalf of the Company of this Agreement together with all other agreements and documents necessary for the Global Offering;

(b) approving the Global Offering;

(c) approving and authorising the issue of the Hong Kong Public Offering Documents or ratifying the same; and

(d) approving and authorising the issue and the registration with the Registrar of Companies in Hong Kong of the Hong Kong Public Offering Documents.

1.4 Three signed originals of the Receiving Bankers' Agreement.

1.5 Three certified copies of the Registrar's Agreement.

1.6 A certified copy of each of the service contracts of the Directors.

2. DOCUMENTS RELATING TO THE HONG KONG PUBLIC OFFERING

2.1 Four printed copies of each of the Prospectus and the Application Forms, each duly signed by the Directors or their respective duly authorised attorneys and, if signed by their respective duly authorised agents, certified copies of the relevant authorisation document.

2.2 A certified copy of the Articles of Association of the Company.

2.3 An original copy or copies of the Verification Notes signed by or on behalf of the Company and each Director (or his attorney).

2.4 Three signed originals of the accountants' report dated the Prospectus Date issued by the Reporting Accountants, the text of which is contained in Appendix I to the Prospectus.

2.5 Three signed originals of the letter on unaudited pro forma financial information dated the Prospectus Date issued by the Reporting Accountants, the text of which is contained in Appendix II to the Prospectus.

2.6 Three signed originals of the letter dated the Prospectus Date issued by the Reporting Accountants in connection with the profit estimate for the year ended 31 December 2007, the text of which is contained in Appendix III to the Prospectus.

2.7 Three copies of the comfort letter dated the Prospectus Date from the Reporting Accountants addressed to the Hong Kong Underwriters as to the sufficiency of working capital to be delivered to the Hong Kong Underwriters on 29 February 2008, followed by the signed originals to be delivered to the Beijing office of Freshfields Bruchkhaus Deringer on 29 February 2008.

2.8 Three copies of the comfort letter under HKSIR400 dated the Prospectus Date from the Reporting Accountants addressed to the Hong Kong Underwriters to be delivered to the Hong Kong Underwriters on 29 February 2008, followed by the signed originals to be delivered to the Beijing office of Freshfields Bruchkhaus Deringer on 29 February 2008.

2.9 Three signed originals of the property valuation report dated the Prospectus Date issued by Sallmanns (Far East) Limited, the text of which is contained in Appendix IV to the Prospectus.

2.10 A certified copy of each of the letters referred to in the paragraph headed "Consents" of Appendix IX to the Prospectus containing consents to the issue of the Prospectus with the inclusion of references to the respective parties' names, and where relevant their reports and letters in the form and context in which they are included.

2.11 A letter or facsimile to the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) from Baker & McKenzie confirming that the documents referred to in the paragraph headed "Documents delivered to the Registrar of Companies" in Appendix X to the Prospectus have been delivered to the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance.

2.12 A certified copy of each of the material contracts referred to in the paragraph headed "Material Contracts" of Appendix IX to the Prospectus (other than this Agreement).

2.13 A certified copy of the certificates as to the accuracy of the Chinese translation of the Hong Kong Public Offering Documents issued by Bowne.

2.14 A certified copy of the letter of undertaking from CRCCG to the Hong Kong Stock Exchange relating to the restrictions on disposal of Shares and further issues of securities referred to in the paragraph headed "Underwriting – Undertakings to the Hong Kong Stock Exchange and the Hong Kong Underwriters" of the Prospectus.

2.15 Three originals of undertaking from CRCCG to the Hong Kong Underwriters relating to the restrictions on disposal of Shares and further issues of securities referred to in the paragraph headed "Underwriting – Undertakings to the Hong Kong Stock Exchange and the Hong Kong Underwriters" of the Prospectus.

3. LEGAL OPINIONS

3.1 Three certified copies of the legal opinions from Beijing Deheng Law Office, PRC Attorneys at Law to the Company in respect of, amongst others, properties owned and leased by the Company and the Group and various contracts, business and operation arrangements of the Company governed under PRC laws.

4. OTHER DOCUMENTS

4.1 Three certified copies of each of the responsibility letter and statement of interests signed by each Director.

4.2 A certified copy of each of the following:

(a) Forms H and I signed by each of the Directors and Supervisors respectively;

(b) each of the approval documents referred to in paragraphs (A) and (E) of the recitals to this Agreement;

(c) the business licence referred to in paragraph (B) of the recitals of this Agreement;

(d) the certificate of registration of the Company under Part XI of the Companies Ordinance referred to in paragraph (F) of the recitals to this Agreement.

Part B

1.1 Three signed originals of a closing certificate, in a form approved by or on behalf of the Joint Global Coordinators, dated the date of Closing from the Company certifying, *inter alia*, (a) the accuracy of Warranties given pursuant to clause 9 of this Agreement as at the date of Closing by reference to the facts and circumstances then subsisting and the performance of all of its obligations under this Agreement falling due for performance prior to Closing and (b) the legal opinions from Beijing Deheng Law Office, Attorneys at Law has not been withdrawn and/or modified.

1.2 Three original bringdown comfort letters from the Reporting Accountants addressed to the Hong Kong Underwriters dated as of the date of the Closing in a form satisfactory to the Joint Global Coordinators.

1.3 Three original of each of the Rule 144A and Regulation S comfort letters from the Reporting Accountants addressed to the Underwriters.

1.4 A letter from Beijing Deheng Law Office, Attorneys at Law, to the Company confirming that the legal opinions given by it (referred to in paragraph 3.1 of Part A of this Schedule) are correct as at the date of the Closing in a form satisfactory to the Joint Global Coordinators.

1.5 One signed original of the Hong Kong legal opinion from each of Baker & McKenzie and Freshfields Bruckhaus Deringer and addressed to the Underwriters concerning such matters as the Joint Global Coordinators may reasonably require.

1.6 A certified copy of the resolutions of the board committee of the Company relating to the Global Offering approving, *inter alia*, the basis of allotment and allotment of shares to the allottees under the Global Offering.

SCHEDULE 4

HONG KONG UNDERWRITERS' SET OFF ARRANGEMENTS

1. This Schedule sets out the arrangements and terms pursuant to which the obligations of each Hong Kong Underwriter under clause 5 of this Agreement will be reduced to the extent that it makes (or procures to be made) one or more Valid Applications which is or are accepted (hereafter referred to as ***Underwriters' Applications***). These arrangements mean that in no circumstances will any Hong Kong Underwriter have any further liability as a Hong Kong Underwriter if one or more Underwriters' Applications, duly made by it or procured by it to be made, are validly made and accepted for not less than the number of the Hong Kong Public Offer Shares noted against its name in Schedule 1 .

2. In order to qualify as Underwriters' Applications, such applications must be made on one or more Application Forms and delivered, together with a cheque or cheques or banker's cashier order or orders for the amounts payable on application (including brokerage, Hong Kong Stock Exchange trading fee and SFC transaction levy), to the Joint Global Coordinators by not later than 10:00 a.m. on the Acceptance Date. Each such application must bear the stamp of the Hong Kong Underwriter or the Hong Kong Underwriter's broker or nominee by whom or on whose behalf the application is made or, if made by the Hong Kong Underwriter's sub-underwriter, marked to identify the relevant Hong Kong Underwriter and there must be clearly marked on the Application Form(s) "China Railway Construction Corporation Limited – Underwriter's Application". These applications will subsequently be notified and delivered by the Joint Global Coordinators to the Receiving Bankers by 12:00 noon on the Acceptance Date.

3. If all of the Hong Kong Public Offer Shares shall not have been validly both applied and paid for in the manner referred to in this Agreement, each Hong Kong Underwriter will, subject to the provisions of this Agreement, be obliged to take up the proportion of the shortfall that (a) its net underwriting participation (that is, its underwriting participation pursuant to clause 5 less the aggregate number of Hong Kong Public Offer Shares for which Underwriters' Applications have been made by it or procured to be made by it to the extent that they have been accepted and up to the limit of its underwriting participation), bears to (b) the aggregate of the underwriting participation of all the Hong Kong Underwriters including itself less the aggregate number of Hong Kong Public Offer Shares for which Underwriters' Applications have been made (including by itself).

4. The obligations of Hong Kong Underwriters determined pursuant to paragraph 3 above may be rounded, as determined by the Joint Global Coordinators in their sole discretion, to avoid fractions. The determination of the Joint Global Coordinators shall be final and conclusive.

5. No preferential consideration will be given in respect of Underwriters' Applications.

SCHEDULE 5

PROFESSIONAL INVESTOR TREATMENT NOTICE

1. You are a Professional Investor by reason of your being within a category of person described in the Securities and Futures (Professional Investor) Rules as follows:

(a) a trust corporation having been entrusted with total assets of not less than HK$40 million (or equivalent) as stated in its latest audited financial statements prepared within the last 16 months, or in the latest audited financial statements prepared within the last 16 months of the relevant trust or trusts of which it is trustee, or in custodian statements issued to the trust corporation in respect of the trust(s) within the last 12 months;

(b) a high net worth individual having, alone or with associates on a joint account, a portfolio of at least HK$8 million (or equivalent) in securities and/or currency deposits, as stated in a certificate from an auditor or professional accountant or in custodian statements issued to the individual within the last 12 months;

(c) a corporation the sole business of which is to hold investments and which is wholly owned by an individual who, alone or with associates on a joint account, falls within paragraph 1(b) above; and

(d) a high net worth corporation or partnership having total assets or at least HK$40 million (or equivalent) or a portfolio of at least HK$8 million (or equivalent) in securities and/or currency deposits, as stated in its latest audited financial statements prepared within the last 16 months or in custodian statements issued to the corporation or partnership within the last 12 months.

We have categorised you as a Professional Investor based on information you have given us. You will inform us promptly in the event any such information ceases to be true and accurate. You will be treated as a Professional Investor in relation to all investment products and markets.

2. As a consequence of categorisation as a Professional Investor, we are not required to fulfil certain requirements under the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (the ***Code***) and other Hong Kong regulations. While we may in fact do some or all of the following in providing services to you, we have no regulatory responsibility to do so.

(a) Client agreement

We are not required to enter into a written agreement complying with the Code relating to the services that are to be provided to you.

(b) Risk disclosures

We are not required by the Code to provide you with written risk warnings in respect of the risks involved in any transactions entered into with you, or to bring those risks to your attention.

(c) Information about us

We are not required to provide you with information about our business or the identity and status of employees and others acting on our behalf with whom you will have contact.

(d) Prompt confirmation

We are not required by the Code to promptly confirm the essential features of a transaction after effecting a transaction for you.

(e) Information about clients

We are not required to establish your financial situation, investment experience or investment objectives, except where we are providing advice on corporate finance work.

(f) Nasdaq–Amex Pilot Program

If you wish to deal through the Stock Exchange in securities admitted to trading on the Stock Exchange under the Nasdaq-Amex Pilot Program, we are not required to provide you with documentation on that program.

(g) Suitability

We are not required to ensure that a recommendation or solicitation is suitable for you in the light of your financial situation, investment experience and investment objectives.

3. You have the right to withdraw from being treated as a Professional Investor at any time in respect of all or any investment products or markets on giving written notice to our Compliance Departments.

4. By entering into this Agreement, you represent and warrant to us that you are knowledgeable and have sufficient expertise in the products and markets that you are dealing in and are aware of the risks in trading in the products and markets that you are dealing in.

5. By entering into this Agreement, you hereby agree and acknowledge that you have read and understood and have had explained to you the consequences of consenting to being treated as a Professional Investor and the right to withdraw from being treated as such as set out herein and that you hereby consent to being treated as a Professional Investor.

6. By entering into this Agreement, you hereby agree and acknowledge that we and the Settlement Agent will not provide you with any contract notes, statements of account or receipts under the Hong Kong Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules where such would otherwise be required.

SCHEDULE 6

HONG KONG UNDERWRITERS' WARRANTIES

Each of the Hong Kong Underwriters warrants and undertakes to the Company that with respect to itself:

1. It is duly organised and is validly existing and has the requisite power and authority to enter into and perform this Agreement.

2. This Agreement constitutes and any other documents required to be executed by it pursuant to the provisions of this Agreement will, when executed, constitute its valid and binding obligations in accordance with their respective terms.

3. The execution and delivery of, and the performance by it of its obligations under, this Agreement do not and will not:

(i). result in a breach of any provision of its memorandum or articles of associations (or equivalent constitutive documents); or

(ii). result in a breach of any Law, rule, regulation, order, judgment, decree, ruling, notice or circular of any court, government, governmental or regulatory body (including, without limitation, the Hong Kong Stock Exchange) to which it is a party or is subject or by which it is bound.

SIGNED by DING YUANCHEN)
for and on behalf of)
中国铁建股份有限公司)
(CHINA RAILWAY CONSTRUCTION)
CORPORATION LIMITED))
in the presence of:)

LAM NGAN LING
Solicitor
BAKER & McKENZIE
Hong Kong SAR

SIGNED by)
for and on behalf of)
CITIGROUP GLOBAL MARKETS)
ASIA LIMITED)
in the presence of: CHESTER TOH)

WILLY LIU

SIGNED by)
for and on behalf of)
CITIC SECURITIES CORPORATE)
FINANCE (HK) LIMITED)
in the presence of:)

SIGNED by)
and)
for and on behalf of)
MACQUARIE SECURITIES)
LIMITED)
in the presence of: CHESTER TOH)

RONALD THAM WILLIAM JE

SIGNED by)
for and on behalf of)
中国铁建股份有限公司)
(CHINA RAILWAY CONSTRUCTION)
CORPORATION LIMITED))
in the presence of:)

SIGNED by)
for and on behalf of)
CITIGROUP GLOBAL MARKETS)
ASIA LIMITED)
in the presence of:)

SIGNED by)
for and on behalf of)
CITIC SECURITIES CORPORATE)
FINANCE (HK) LIMITED)
in the presence of: LUO YONG

Liu Jian

Sun Yi

SIGNED by)
and)
for and on behalf of)
MACQUARIE SECURITIES)
LIMITED)
in the presence of:)

~~SIGNED by~~)
as duly authorised attorney)
for and on behalf of)
DBS ASIA CAPITAL LIMITED)
~~in the presence of:~~)

SIGNED by
as duly authorised attorney
for and on behalf of
DBS ASIA CAPITAL LIMITED
in the presence of: CHESTER TOH

SIGNED by
as duly authorised attorney
for and on behalf of
ICEA SECURITIES LIMITED
in the presence of: CHESTER TOH

SIGNED by
as duly authorised attorney
for and on behalf of
CHINA EVERBRIGHT SECURITIES (HK) LIMITED
in the presence of: CHESTER TOH

SIGNED by
as duly authorised attorney
for and on behalf of
FIRST SHANGHAI SECURITIES LIMITED
in the presence of: LUO YONG

SIGNED by
as duly authorised attorney
for and on behalf of
GUOTAI JUNAN SECURITIES (HONG KONG) LIMITED
in the presence of: CHESTER TOH

SIGNED by)
as duly authorised attorney)
for and on behalf of)
SHENYIN WANGUO CAPITAL)
(H.K.) LIMITED)
in the presence of: CHESTER TOH)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
TAIFOOK SECURITIES COMPANY)
LIMITED)
in the presence of: LUO YONG)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
VC BROKERAGE LIMITED)
in the presence of: CHESTER TOH)

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered, sold or delivered within the United States unless they are registered under applicable law or are exempt from registration. No public offering of securities will be made in the United States.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

*Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the prospectus dated 29 February, 2008 (the "**Prospectus**") issued by China Railway Construction Corporation Limited (the "**Company**").*

RECEIVED
2008 MAY 13 P 1:23



China Railway Construction Corporation Limited
中國鐵建股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

PARTIAL EXERCISE OF OVER-ALLOTMENT OPTION

The Company announces that the Over-Allotment Option described in the Prospectus has been exercised in part by the Joint Global Coordinators on behalf of the International Underwriters on 31 March, 2008 in respect of an aggregate of 181,541,500 H shares, representing approximately 10.6% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option solely to cover the over-allocations in the International Offering.

The 181,541,500 H shares will be issued and allotted by the Company at HK$10.70 per H share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price per H share under the Global Offering.

In accordance with relevant PRC regulations regarding disposal of state-owned shares, our state-owned shareholder, namely CRCCG, is required to transfer to NSSF such number of Domestic Shares as in aggregate would be equivalent to 10% of the number of the Offer Shares (170,600,000 H Shares before any exercise of the Over-allotment Option, and an additional 18,154,500 H Shares upon the exercise in part of the Over-allotment Option). Such Domestic Shares transferred to NSSF will be converted into H shares on a one-for-one basis.

The Company announces that the Over-allotment Option described in the Prospectus has been exercised in part by the Joint Global Coordinators on behalf of the International Underwriters on 31 March, 2008 in respect of an aggregate of 181,541,500 H shares (the "**Over-allotment Shares**"), representing 10.6% of the Offer Shares initially available under the Global Offering before any exercise of the Over-Allotment Option.

The Over-allotment Shares will be issued and allotted by the Company at HK$10.70 per H share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price per H share under the Global Offering. The Over-allotment Shares will be used solely to cover the over-allocations in the International Offering.

In accordance with relevant PRC regulations regarding disposal of state-owned shares, our state-owned shareholder, namely CRCCG, is required to transfer to NSSF such number of Domestic Shares as in aggregate would be equivalent to 10% of the number of the Offer Shares (170,600,000 H Shares before the exercise of the Over-allotment Option, and an additional 18,154,500 H Shares upon the exercise in part of the Over-allotment Option). Such Domestic Shares will be converted into H shares on a one-for-one basis (the "**Conversion**"). These H Shares will not be part of the Global Offering but will be considered as part of the H Shares to be held by public investors for the purpose of Rule 8.08 of the Hong Kong Listing Rules. The Company will not receive any proceeds from the transfer by our state-owned shareholder to NSSF or any subsequent disposal of such H shares by NSSF.

The transfer of such state-owned shares by CRCCG to NSSF has been approved by the SASAC on 6 December, 2007. The conversion of those shares into H Shares has been approved by the CSRC on 24 January, 2008. We have been advised that the transfer and the conversion, and the holding of H Shares by NSSF following such transfer and conversion, have been approved by the relevant PRC authorities and are legal under PRC law.

Immediately after the issuance and allotment of the Over-allotment Shares and the completion of the Conversion, the percentage of A Shares held by the public is 19.86% and the percentage of H Shares held by the public is 16.83%.

Listing of and permission to deal in the Over-allotment Shares and the H Shares to be held by the NSSF upon the completion of the Conversion (the "**Converted H Shares**") has already been granted by the Listing Committee of the Hong Kong Stock Exchange. Listing of and dealings in such Over-allotment Shares and the Converted H Shares are expected to commence on the main board of the Hong Kong Stock Exchange at 9:30 a.m. on 8 April, 2008.

The shareholding structure of the Company immediately before and immediately after the issue by the Company of the Over-allotment Shares and the completion of the Conversion is as follows:

(A) Immediately before the issue of the Over-allotment Shares and completion of the Conversion

Shareholders	Nature	Number of Shares	Approximate percentage of issued share capital[2]
			%
CRCCG	Non-tradeable Domestic Shares	25,590,000	
	A Shares	7,803,810,000	
		7,829,400,000	64.41
A Share public shareholders	A Shares	2,450,000,000	20.15
H Share public shareholders			
Corporate Investors	H Shares	327,613,500	2.70
Other H Share public shareholders[1]	H Shares	1,548,986,500	12.74
		1,876,600,000	15.44
Total		12,156,000,000	100.00

(B) Immediately after the issue of the Over-allotment Shares and completion of the Conversion

Shareholders	Nature	Number of Shares	Approximate percentage of issued share capital[2]
			%
CRCCG	A Shares	7,811,245,500	63.31
A Share public shareholders	A Shares	2,450,000,000	19.86
H Share public shareholders			
Corporate Investors	H Shares	327,613,500	2.66
Other H Share public shareholders[1]	H Shares	1,748,682,500	14.17
		2,076,296,000	16.83
Total		12,337,541,500	100.00

Notes:

(1) Such H Share public shareholders include NSSF but do not include the Corporate Investors.

(2) Subject to rounding adjustments.

The net proceeds to the Company of approximately HK$1,894 million from the issue of the Over-allotment Shares by the Company will be used by the Company for the same purposes as set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

By order of the Board
LI Guorui
Chairman

Beijing, PRC, 1 April, 2008

As at the date of this announcement, the Board comprises: Mr. LI Guorui (Chairman and non-executive Director), Mr. DING Yuanchen (Vice chairman and executive Director), Mr. JIN Puqing (Executive Director and president), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng (Independent non-executive Director), Mr. ZHAO Guangjie (Independent non-executive Director), Mr. WU Taishi (Independent non-executive Director), Mr. NGAI Wai Fung (Independent non-executive Director).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered, sold or delivered within the United States unless they are registered under applicable law or are exempt from registration. No public offering of securities will be made in the United States.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

*Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the prospectus dated 29 February, 2008 (the "**Prospectus**") issued by China Railway Construction Corporation Limited (the "**Company**").*

RECEIVED
2008 MAY 13 P 1:41



中国铁建

China Railway Construction Corporation Limited
中國鐵建股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

STABILIZING ACTIONS AND END OF STABILIZING PERIOD

The Company announces that the stabilizing period in connection with the Global Offering ended on 4 April, 2008.

The stabilizing actions that have been undertaken by Citigroup Global Markets Asia Limited, as stabilizing manager, during the stabilizing period were:

(1) over-allocations of 255,900,000 H Shares in the International Offering;

(2) market purchases of a total of 74,358,500 H Shares in the price range of HK$9.60 to HK$10.70 per H Share, representing approximately 4.4% of the Offer Shares initially offered under the Global Offering before any exercise of the Over-allotment Option, to cover over-allocations in the International Offering; and

(3) the partial exercise of the Over-allotment Option in respect of an aggregate of 181,541,500 H Shares to cover over-allocations in the International Offering.

The last purchase made in the course of the stabilizing period in the open market was on 31 March 2008 at the price of HK$10.70 per H Share. The Stabilizing Manager did not purchase any Shares from the controlling shareholder of the Company.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Cap. 571W of the Laws of Hong Kong) and announces that the stabilizing period in connection with Global Offering ended on 4 April 2008.

The stabilizing actions that have been undertaken by Citigroup Global Markets Asia Limited, as stabilizing manager (the "**Stabilizing Manager**"), during the stabilizing period were:

(1) over-allocations of 255,900,000 H Shares in the International Offering;

(2) market purchases of a total of 74,358,500 H Shares in the price range of HK$9.60 to HK$10.70 per H Share, representing approximately 4.4% of the Offer Shares initially offered under the Global Offering before any exercise of the Over-allotment Option, to cover over-allocations in the International Offering; and

(3) the partial exercise of the Over-allotment Option in respect of an aggregate of 181,541,500 H Shares to cover over-allocations in the International Offering.

The last purchase made in the course of the stabilizing period in the open market was on 31 March, 2008 at the price of HK$10.70 per H Share. The Stabilizing Manager did not purchase any Shares from the controlling shareholder of the Company.

The Over-allotment Option described in the Prospectus has been exercised in part by the Joint Global Coordinators on behalf of the International Underwriters on 31 March, 2008 in respect of an aggregate of 181,541,500 H Shares (the "**Over-allotment Shares**"), representing 10.6% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option. The Over-allotment Shares were issued and allotted by the Company at HK$10.70 per H Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price per H Share under the Global Offering, to cover over-allocations in the International Offering.

Details of the partial exercise of the Over-allotment Option are set out in the Company's announcement dated 31 March 2008.

By order of the Board
China Railway Construction Corporation Limited
LI Guorui
Chairman

Beijing, PRC, 8 April, 2008

As at the date of this announcement, the Board comprises: Mr. LI Guorui (Chairman and Non-executive Director), Mr. DING Yuanchen (Vice chairman and Executive Director), Mr. JIN Puqing (Executive Director and President), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng (Independent non-executive Director), Mr. ZHAO Guangjie (Independent non-executive Director), Mr. WU Taishi (Independent non-executive Director), Mr. NGAI Wai Fung (Independent non-executive Director).

C(1) The Articles of Association

Please see the English summary at the beginning of this Volume.

RECEIVED

中国铁建股份有限公司



(于中华人民共和国注册成立之股份有限公司)

章程

二〇〇七年十一月五日经公司第一次临时股东大会通过

二〇〇七年十二月十九日经国务院国有资产监督管理委员会批准

目 录

第一章 总则......1
第二章 经营宗旨和范围......3
第三章 股份和注册资本......3
第四章 股份增减和回购......7
第五章 购买公司股份的财务资助......10
第六章 股票和股东名册......11
第七章 股东的权利和义务......17
第八章 股东大会......22
第九章 类别股东表决的特别程序......42
第十章 董事会......46
第十一章 董事会秘书......67
第十二章 总裁和其他高级管理人员......70
第十三章 监事会......71
第十四章 公司董事、监事、总裁和其他高级管理人员的资格和义务......76
第十五章 财务会计制度与利润分配......83
第十六章 会计师事务所的聘任......88
第十七章 信息披露......91
第十八章 公司的合并、分立、解散与清算......91
第十九章 修改公司章程......95
第二十章 通知和公告......96
第二十一章 争议解决......97
第二十二章 附则......98

注：在本章程条款旁注中，**《必备条款》**指原国家经济体制改革委员会与原国务院证券委员会联合颁布的《到境外上市公司章程必备条款》（证委发[1994]21 号）；**“证监海函”**指中国证券监督管理委员会与原国家经济体制改革委员会联合颁布的《到香港上市公司对公司章程作补充修改的意见的函》（证监海函[1995]1 号）；**《章程指引》**指中国证券监督管理委员会颁布的《上市公司章程指引（2006 年修订）》（证监公司字[2006]38 号）；**《意见》**指中国证券监督管理委员会与原国家经济贸易委员会联合颁布的《关于进一步促进境外上市公司规范运作和深化改革的意见》（国经贸企改[1999]230 号）；**《独董指导意见》**指中国证券监督管理委员会颁布的《关于在上市公司建立独立董事制度的指导意见》（证监发[2001]102 号）；**《秘书工作指引》**指中国证券监督管理委员会颁布的《境外上市公司董事会秘书工作指引》（证监发行字[1999]39 号）；**《规定》**指的是中国证券监督管理委员会颁布的《关于加强社会公众股股东权益保护的若干规定》（证监发[2004]118 号）；**《上市规则》**指的是《香港联合交易所有限公司证券上市规则》；**“附录三”**指的是《香港联合交易所有限公司证券上市规则》附录三“公司章程细则”；**“附录十三 D”**指的是《香港联合交易所有限公司证券上市规则》附录十三“有关若干司法管辖区的附加规定”之 D 部“中华人民共和国”。

第一章 总则

第一条	为维护中国铁建股份有限公司（以下简称“公司”）、股东、债权人的合法权益，规范公司的组织和行为，根据《中华人民共和国公司法》（以下简称“《公司法》”）、《中华人民共和国证券法》（以下简称“《证券法》”）、《国务院关于股份有限公司境外募集股份及上市的特别规定》（以下简称“《特别规定》”）、《到境外上市公司章程必备条款》（以下简称“《必备条款》”）、《上市公司章程指引》（以下简称“《章程指引》”）、《上海证券交易所股票上市规则》、《香港联合交易所有限公司证券上市规则》以及中华人民共和国（以下简称“中国”，就本章程而言，不包括香港特别行政区、澳门特别行政区和台湾省）其他有关法律制定本章程。	《章程指引》第一、条；附录十三D第一节(a)
第二条	公司经国务院国有资产监督管理委员会《关于设立中国铁建股份有限公司的批复》（国资改革[2007]1218号）批准，由中国铁道建筑总公司（以下简称“总公司”）依照《公司法》和其他有关规定独家发起设立，于二OO七年十一月五日在中国国家工商行政管理总局（以下简称“国家工商总局”）注册登记，取得企业法人营业执照。公司的企业法人营业执照注册号为1000001004130。	《章程指引》第二条；《必备条款》第一条；
第三条	公司注册名称： 中文全称：中国铁建股份有限公司 中文简称：中国铁建 英文全称：China Railway Construction Corporation Limited 英文简称：CRCC	《必备条款》第二条；《章程指引》第四条
第四条	公司住所：北京市海淀区复兴路40号东院 邮政编码：100855	《必备条款》第三条；《章程指引》第五条
第五条	董事长为公司的法定代表人。	《必备条款》第四条；《章程

		指引》第八条
第六条	公司为永久存续的股份有限公司。	《必备条款》第五条；《章程指引》第七条
第七条	本章程于公司境外上市外资股在香港联合交易所有限公司（以下简称“香港联交所”）挂牌交易之日起生效。自本章程生效之日起，公司原章程自动失效。 自本章程生效之日起，本章程即成为规范公司的组织与行为、公司与股东之间、股东与股东之间权利义务关系的具有法律约束力的文件。	《必备条款》第六条
第八条	本章程对公司及其股东、董事、监事、总裁和其他高级管理人员均有约束力；前述人员均可以依据本章程提出与公司事宜有关的权利主张。 在不违反本章程第二百九十四条规定的前提下，依据本章程，股东可以起诉股东；股东可以起诉公司董事、监事、总裁和其他高级管理人员；股东可以起诉公司；公司可以起诉股东、董事、监事、总裁和其他高级管理人员。 前款所称“起诉”，包括向法院提起诉讼或者向仲裁机构申请仲裁。	《必备条款》第七条；《章程指引》第十条
第九条	本章程所称“其他高级管理人员”是指公司的副总裁、总会计师、总工程师、总经济师、董事会秘书以及董事会可能聘任的其他人员。	《章程指引》第十一条
第十条	公司的全部资产分为等额股份，股东以其认购的股份为限对公司承担责任，公司以其全部资产对公司的债务承担责任。	《章程指引》第九条
第十一条	公司可以向其他有限责任公司、股份有限公司投资，并以该出资额为限对其所投资公司承担责任。	《必备条款》第八条

第二章 经营宗旨和范围

第十二条 公司的经营宗旨是：依法经营，诚信为本，和谐自然，为业主建造精品，为社会创造价值，实现股东利益最大化。

《必备条款》第九条；《章程指引》第十二条

第十三条 公司的经营范围以国家工商总局核准的经营范围为准，包括：

（一）铁路、公路、城市轨道交通、机场、港口、码头、隧道、桥梁、水利电力、邮电、矿山、林木、市政、工业与民用建筑工程和线路、管道、设备安装的勘查、设计、技术咨询及工程总承包；

（二）境外工程和境内国际工程承包；

（三）地质灾害防治工程承包；

（四）工程建设管理；

（五）工业设备制造和安装；

（六）房地产开发与经营；

（七）汽车、黑色金属、木材、水泥、燃料、建筑材料、化工产品、机电产品、钢筋混凝土制品及铁路专线器材的批发与销售；

（八）仓储；

（九）机械设备和建筑安装设备的租赁；

（十）建筑装修装饰；

（十一）进出口业务；

（十二）与以上业务有关的技术咨询、技术服务。

《必备条款》第十条；《章程指引》第十三条

第十四条 公司根据国内和国际市场需求、公司自身发展能力和业务需要，可依法调整经营范围，并在境内外设立分支机构，但应当经国家工商总局核准并办理工商变更登记。

第三章 股份和注册资本

第十五条 公司在任何时候均设置普通股；公司根据需要，经国务院

《必备条款》第十一

	授权的公司审批部门批准，可以设置其他种类的股份。公司的股份采取股票形式。	条；《章程指引》第十四条；附录三第9条
第十六条	公司发行的股票，均为有面值股票，每股面值人民币一元。 前款所称“人民币”，是指中国的法定货币。	《必备条款》第十二条
第十七条	公司股份的发行，实行公开、公平、公正的原则，同种类的每一股份应当具有同等权利。 同次发行的同种类股票，每股的发行条件和价格应当相同；任何单位或者个人所认购的股份，每股应当支付相同价额。	《章程指引》第十五条
第十八条	经中国证券监督管理委员会（以下简称“中国证监会”）批准，公司可以向境内投资人和境外投资人发行股票。 前款所称“境外投资人”是指认购公司发行股份的外国投资人和香港特别行政区、澳门特别行政区、台湾省的投资人；境内投资人是指认购公司发行股份的、除前述地区以外的中国境内的投资人。	《必备条款》第十三条
第十九条	公司向境内投资人及其他合格投资者发行的以人民币认购的股份，称为内资股。公司向境外投资人及其他合格投资者发行的以外币认购的股份，称为外资股。 前款所称“外币”是指国家外汇主管部门认可的，可以用来向公司缴付股款的人民币以外的其他国家或地区的法定货币。 经国务院授权的部门核准在境内证券交易所交易的股份为同一类别股份，统称为内资股；经国务院授权的部门核准在境外证券交易所交易的股份为同一类别股份，统称为境外上市外资股。 内资股股东和境外上市外资股股东同是普通股股东，享有	《必备条款》第十四条；附录三第9条

相同的权利，承担相同的义务。

第二十条	公司发行的内资股股份，在中国证券登记结算有限公司集中存管。	《章程指引》第十七条
第二十一条	经国务院授权的审批部门批准，公司可以发行的普通股总数为八十亿股，成立时向发起人发行普通股八十亿股，占公司可发行的普通股总数的百分之百，均由发起人总公司认购和持有。	《必备条款》第十五条
第二十二条	公司成立后，经中国证监会批准，公司可发行普通股[*]股，包括向社会公众发行的内资股[*]股以及境外上市外资股 [*]股，公司国有股东将根据《减持国有股筹集社会保障资金管理暂行办法》和国务院有关规定在发行境外上市外资股的同时将所持[*]股国有股划转给全国社会保险基金理事会持有。视市场情况公司可行使不超过百分之十五的超额配售权，超额配售发行最多[*]股内资股，超额配售发行最多[*]股境外上市外资股；如行使了超额配售权，则公司国有股东将划转最多[*]股国有股给全国社会保险基金理事会持有。 在上述发行完成后，如不行使超额配售权，公司股本结构为：总公司持有[*]股，占公司发行的普通股总数的[*]%；全国社会保险基金理事会持有[*]股，占公司发行的普通股总数的[*]%；内资股公众股东持有[*]股，占公司发行的普通股总数的[*]%；境外上市外资股股东持有[*]股，占公司发行的普通股总数的[*]%。 在上述发行完成后，如悉数行使超额配售权，公司股本结构为：总公司持有[*]股，占公司发行的普通股总数的[*]%；全国社会保险基金理事会持有[*]股，占公司发行的普通股总数的[*]%；内资股公众股东持有[*]股，占公司发行的普通股总数的[*]%；境外上市外资股股东持有	《必备条款》第十六条；《章程指引》第十九条；附录三第9条

[*]股，占公司发行的普通股总数的[*]%。

第二十三条 经中国证监会批准的公司发行内资股和境外上市外资股的计划，公司董事会可以作出分别发行的实施安排。

公司依照前款规定发行内资股和境外上市外资股的计划，可以自中国证监会批准之日起十五个月内分别实施。

《必备条款》第十七条

第二十四条 公司在发行计划确定的股份总数内，分别发行内资股和境外上市外资股的，应当分别一次募足；有特殊情况不能一次募足的，经中国证监会批准，也可以分次发行。

《必备条款》第十八条

第二十五条 公司成立时的注册资本为人民币八十亿元。首次公开发行内资股股份和境外上市外资股股份之后，公司注册资本变更为人民币[*]元。该变更需在国家工商总局办理变更登记。

《必备条款》第十九条

第二十六条 除法律另有规定外，公司股份可以依法自由转让，并不附带任何留置权。在香港上市的境外上市外资股股份的转让，需到公司委托香港当地的股票登记机构办理登记。

《必备条款》第二十一条；附录三第 1(2)条

第二十七条 公司不接受本公司的股票作为质押权的标的。

《章程指引》第二十七条

第二十八条 发起人持有的公司股份，自公司首次公开发行股票并在证券交易所上市交易之日起三年内不得转让。

公司董事、监事、高级管理人员应当向公司申报所持有的本公司的股份及变动情况，所持本公司股份自公司股票上市交易之日起一年内不得转让，之后在任职期间每年转让的股份不得超过其所持有本公司股份总数的百分之二十五。上述人员离职后半年内，不得转让其所持有的本公司股份。

《章程指引》第二十八条

第二十九条 公司董事、监事、高级管理人员、持有本公司股份百分之五以上的内资股股东，将其持有的本公司股票在买入后六个月内卖出，或者在卖出后六个月内又买入，由此所得收

《章程指引》第二十九条

益归本公司所有，本公司董事会将收回其所得收益。但是，证券公司因包销购入售后剩余股票而持有百分之五以上股份的，卖出该股票不受六个月时间的限制。

公司董事会不按照前款规定执行的，股东有权要求董事会在三十日内执行。公司董事会未在上述期限内执行的，股东有权为了公司的利益以自己的名义直接向法院提起诉讼。

公司董事会不按照第一款的规定执行的，负有责任的董事依法承担连带责任。

第四章 股份增减和回购

第三十条 公司根据经营和发展的需要，按照法律的规定，经股东大会分别作出决议，可以采用下列方式增加资本：

（一）公开发行股份；

（二）非公开发行股份；

（三）向现有股东派送红股；

（四）以资本公积金转增股本；

（五）法律、行政法规规定以及国务院授权的有关审批部门批准的其他方式。

公司增资发行新股，按照本章程的规定批准后，根据国家有关法律规定的程序办理。

《必备条款》第二十条；《章程指引》第二十一条

第三十一条 公司可以减少注册资本。公司减少注册资本，应当按照《公司法》以及其他有关规定和本章程规定的程序办理。

《必备条款》第二十二条；《章程指引》第二十二条

第三十二条 公司减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在公司股票上市地有关监管机构指定的报纸上至少公告三次，并按公司股票上市地的要求刊登

《必备条款》第二十三条；《章程指引》第一百七十六条

于公司网站及相关的证券交易所网站。债权人自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，有权要求公司清偿债务或者提供相应的偿债担保。

公司减少资本后的注册资本，不得低于法定的最低限额。

第三十三条 公司在下列情况下，可以经法律和本章程规定的程序通过，报国务院授权的审批部门核准，购回公司发行在外的股份：

（一）为减少公司注册资本而注销股份；

（二）与持有本公司股票的其他公司合并；

（三）将股份奖励给本公司职工；

（四）股东因对股东大会作出的公司合并、分立决议持异议，要求公司收购其股份的；

（五）法律、行政法规规定和国务院授权的审批部门批准的其他情形。

除上述情形外，公司不得进行买卖公司股票的活动。

《必备条款》第二十四条；《章程指引》第二十三条

第三十四条 公司经国务院授权的审批部门核准回购本公司股份，可以选择下列方式之一进行：

（一）向全体股东按照相同比例发出收购要约；

（二）在证券交易所通过公开交易方式购回；

（三）在证券交易所外以协议方式购回；

（四）法律、行政法规和国务院授权的审批部门批准的其他方式。

《必备条款》第二十五条；《章程指引》第二十四条；附录三第8(2)条

第三十五条 公司在证券交易所外以协议方式购回股份时，应当事先经股东大会按本章程的规定批准。经股东大会以同一方式事先批准，公司可以解除或者改变经前述方式已订立的合同，或者放弃其合同中的任何权利。

《必备条款》第二十六条；附录三第8(1)条和第8(2)条

前款所称“购回股份的合同”，包括但不限于同意承担购回股份义务和取得购回股份权利的协议。

公司不得转让购回其股份的合同或者合同中规定的任何

权利。

对公司有权购回的可赎回股份，如非经市场或以招标方式购回，则购回价格必须限定在某一最高价格；如以招标方式购回，则必须以同等条件向全体股东招标。

第三十六条	公司因本章程第三十三条第（一）项至第（三）项的原因收购本公司股份的，应当经股东大会决议。公司依照第三十三条规定收购本公司股份后，属于第（一）项情形的，应当自收购之日起十日内注销；属于第（二）项、第（四）项情形的，应当在六个月内转让或者注销。 公司依照第三十三条第（三）项规定收购的本公司股份，将不超过本公司已发行股份总额的百分之五；用于收购的资金应当从公司的税后利润中支出；所收购的股份应当一年内转让给职工。 公司注销股份，应向原公司登记机关申请办理注册资本变更登记。 被注销股份的票面总值应当从公司的注册资本中核减。	《必备条款》第二十七条；《章程指引》第二十五条
第三十七条	除非公司已经进入清算阶段，公司购回其发行在外的股份，应当遵守下列规定： （一）公司以面值价格购回股份的，其款项应当从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除； （二）公司以高于面值价格购回股份的，相当于面值的部分从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；高出面值的部分，按照下述办法办理： （1）购回的股份是以面值价格发行的，从公司的可分配利润帐面余额中减除； （2）购回的股份是以高于面值的价格发行的，从公司的	《必备条款》第二十八条

可分配利润帐面余额、为购回旧股而发行的新股所得中减除；但是从发行新股所得中减除的金额，不得超过购回的旧股发行时所得的溢价总额，也不得超过购回时公司溢价帐户（或资本公积金帐户）上的金额（包括发行新股的溢价金额）；

（三）公司为下列用途所支付的款项，应当从公司的可分配利润中支出：

（1）取得购回其股份的购回权；

（2）变更购回其股份的合同；

（3）解除其在购回合同中的义务。

（四）被注销股份的票面总值根据有关规定从公司的注册资本中核减后，从可分配的利润中减除的用于购回股份面值部分的金额，应当计入公司的溢价帐户（或资本公积金帐户）中。

第五章 购买公司股份的财务资助

第三十八条 公司或者其子公司在任何时候均不应当以任何方式，对购买或者拟购买公司股份的人提供任何财务资助。前述购买公司股份的人，包括因购买公司股份而直接或者间接承担义务的人。

《必备条款》第二十九条；《章程指引》第二十条

公司或者其子公司，在任何时候均不应当以任何方式，为减少或者解除前述义务人的义务向其提供财务资助。

本条规定不适用于本章第四十条所述的情形。

第三十九条 本章所称“财务资助”，包括但不限于下列方式：

《必备条款》第三十条

（一）馈赠；

（二）担保（包括由保证人承担责任或者提供财产以保证义务人履行义务）、补偿（但是不包括因公司本身的过错所引起的补偿）、解除或者放弃权利；

（三）提供贷款或者订立由公司先于他方履行义务的合同，以及该贷款、合同当事方的变更和该贷款、合同中权利的转让等；

（四）公司在无力偿还债务、没有净资产或者将会导致净资产大幅度减少的情形下，以任何其他方式提供的财务资助。

本章所称“承担义务”，包括义务人因订立合同或者作出安排，或者以任何其他方式改变了其财务状况而承担的义务；不论上述合同或者安排是否可以强制执行，也不论是由其个人或者与任何其他人共同承担。

第四十条 下列行为不视为本章第三十八条禁止的行为：

《必备条款》第三十一条

（一）公司提供的有关财务资助是诚实地为了公司利益，并且该项财务资助的主要目的不是为购买本公司股份，或者该项财务资助是公司某项总计划中附带的一部分；

（二）公司依法以其财产作为股利进行分配；

（三）以股份的形式分配股利；

（四）依据本章程减少注册资本、购回股份、调整股权结构等；

（五）公司在其经营范围内，为其正常的业务活动提供贷款（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）；以及

（六）公司为职工持股计划提供款项（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）。

第六章 股票和股东名册

第四十一条 公司股票采用记名式。

《必备条款》第三十二条；《上市规则》第19A.52条

公司股票应当载明下列主要事项：

（一）公司名称；

（二）公司登记成立的日期；

（三）股票种类、票面金额及代表的股份数；

（四）股票的编号；

（五）以下声明条款：

1. 股份购买人与公司及其每名股东以及公司与每名股东，均协议遵守及符合《公司法》及其他有关法律及本章程的规定；

2. 股份购买人与公司的每名股东、董事、监事、总裁及其他高级管理人员同意，而代表公司本身及每名董事、监事、总裁及其他高级管理人员行事的公司亦与每名股东同意，将因本章程而产生之一切争议及索赔，或因《公司法》及其他中国有关法律、行政法所规定的权利和义务发生的、与公司事务有关的争议或权利主张，须根据本章程的规定提交仲裁解决，及任何提交的仲裁均须视为授权仲裁庭进行公开聆讯及公布其裁决，该仲裁是终局裁决；

3. 股份购买人与公司及其每名股东同意，公司的股份可由其持有人自由转让；

4. 股份购买人授权公司代其与每名董事、总裁与其他高级管理人员订立合约，由该等董事、总裁及其他高级管理人员承诺遵守及履行本章程规定的其对股东应尽之责任。

（六）《公司法》、《特别规定》及公司股票上市的证券交易所要求载明的其他事项。

公司发行的境外上市外资股，可以按照上市地法律和证券登记存管的惯例，采取境外存股证或股票的其他派生形

式。

第四十二条	股票由公司法定代表人签署。公司股票上市的证券交易所要求公司其他高级管理人员签署的，还应当由其他有关高级管理人员签署。股票经加盖公司印章或者以印刷形式加盖公司印章后生效。在股票上加盖公司印章，应当有董事会的授权。公司董事长或者其他有关高级管理人员在股票上的签字也可以采取印刷形式。 在公司股票无纸化发行和交易的条件下，适用公司股票上市地证券监督管理机构的另行规定。	《必备条款》第三十三条；“证监海函”第一条；附录三第 2(1)条
第四十三条	公司应当设立股东名册，登记以下事项： （一）各股东的姓名（名称）、地址（住所）、职业或性质； （二）各股东所持股份的类别及其数量； （三）各股东所持股份已付或者应付的款项； （四）各股东所持股份的编号； （五）各股东登记为股东的日期； （六）各股东终止为股东的日期。 股东名册为证明股东持有公司股份的充分证据；但是有相反证据的除外。	《必备条款》第三十四条
第四十四条	公司可以依据中国证监会与境外证券监管机构达成的谅解、协议，将境外上市外资股股东名册存放在境外，并委托境外代理机构管理。 公司应当将境外上市外资股股东名册的副本备置于公司住所；受委托的境外代理机构应当随时保证境外上市外资股股东名册正、副本的一致性。 境外上市外资股股东名册正、副本的记载不一致时，以正本为准。	《必备条款》第三十五条；“证监海函”第二条；附录十三D第一节（b）
第四十五条	公司应当保存有完整的股东名册。	《必备条款》第三十六条；“证

	股东名册包括下列部分： （一）存放在公司住所的、除本款（二）、（三）项规定以外的股东名册； （二）存放在境外上市的证券交易所所在地的公司境外上市外资股股东名册；在香港联交所上市的境外上市股份股东名册正本的存放地为香港； （三）董事会为公司股票上市的需要而决定存放在其他地方的股东名册。	监海函”第二条
第四十六条	股东名册的各部分应当互不重叠。在股东名册某一部分注册的股份的转让，在该股份注册存续期间不得注册到股东名册的其他部分。 股东名册各部分的更改或者更正，应当根据股东名册各部分存放地的法律进行。	《必备条款》第三十七条；《上市规则》第19.52条；附录三第1(1)条
	公司股票可按有关法律和本章程的规定转让、赠与、继承和抵押。 股票的转让和转移，应到公司委托的股票登记机构办理登记。	《上市规则》附录3第1(1)条
	公司须指示及促使其股票过户登记机构，拒绝以任何个别持有人的姓名登记其股份的认购、购买或转让，除非及直至该个别持有人向该股票过户登记机构提交已签署完毕的有关该等股份的转让表格，且该等表格须包括第四十一条第二款第（五）项所载声明条款。	
第四十七条	所有股本已缴清的在香港上市的境外上市外资股，皆可依据章程自由转让；但是除非符合下列条件，否则董事会可拒绝承认任何转让文据，并无需申述任何理由： （一）已向公司支付二元五角港币的费用（以每份转让文据计），或于当时经香港联交所同意的更高的费用，以登记股份的转让文据和其他与股份所有权有关的或会影响	“证监海函”第十二条；附录三第1(1)条、第1(2)条和第1(3)条

股份所有权的文件；

（二）转让文据只涉及在香港上市的境外上市外资股；

（三）转让文据已付应缴香港法律要求的印花税；

（四）应当提供有关的股票，以及董事会所合理要求的证明转让人有权转让股份的证据；

（五）如股份拟转让与联名持有人，则联名登记的股东人数不得超过四名；以及

（六）有关股份没有附带任何公司的留置权。

所有境外上市外资股的转让皆应采用一般或普通格式或任何其他为董事会接受的格式的书面转让文据。如本公司股份的转让人或受让人为香港法律所定义的认可结算所（以下简称“认可结算所”）或其代理人，书面转让文件可用机器印刷形式签署。所有转让文据必须置于公司之法定地址或董事会不时可能指定的其他地方。

第四十八条	股东大会召开前三十日内或者公司决定分配股利的基准日前五日内，不得进行因股份转让而发生的股东名册的变更登记。	《必备条款》第三十八条
第四十九条	公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，应当由董事会决定某一日为股权登记日，股权登记日收市后登记在册的股东为享有相关权益的股东。	《必备条款》第三十九条；《章程指引》第三十一条
第五十条	任何人对股东名册持有异议而要求将其姓名（名称）登记在股东名册上，或者要求将其姓名（名称）从股东名册中删除的，均可以向有管辖权的法院申请更正股东名册。	《必备条款》第四十条
第五十一条	任何登记在股东名册上的股东或者任何要求将其姓名（名称）登记在股东名册上的人，如果其股票（即“原股票”）遗失，可以向公司申请就该股份（即“有关股份”）补发	《必备条款》第四十一条

新股票。

内资股股东股票被盗、遗失或者灭失、申请补发的，依照《公司法》相关规定处理。

境外上市外资股股东股票被盗、遗失或者灭失、申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易所规则或者其他有关规定处理。

在香港上市的外资股股东遗失股票申请补发的，其股票的补发应当符合下列要求：

（一）申请人应当用公司指定的标准格式提出申请并附上公证书或者法定声明文件。公证书或者法定声明文件的内容应当包括申请人申请的理由、股票遗失的情形及证据，以及无其他任何人可就有关股份要求登记为股东的声明；

（二）公司决定补发新股票之前，没有收到申请人以外的任何人对该股份要求登记为股东的声明；

（三）公司决定向申请人补发新股票，应当在董事会指定的报刊上刊登准备补发新股票的公告；公告期间为九十日，每三十日至少重复刊登一次；

（四）公司在刊登准备补发新股票的公告之前，应当向其挂牌上市的证券交易所提交一份拟刊登的公告副本，收到该证券交易所的回复，确认已在证券交易所内展示该公告后，即可刊登。公告在证券交易所内展示的期间为九十日；

如果补发股票的申请未得到有关股份的登记在册股东的同意，公司应当将拟刊登的公告的复印件邮寄给该股东；

（五）本条第（三）、（四）项所规定的公告、展示的九十日期限届满，如公司未收到任何人对补发股票的异议，即可以根据申请人的申请补发新股票；

（六）公司根据本条规定补发新股票时，应当立即注销原股票，并将此注销和补发事项登记在股东名册上；以及

（七）公司为注销原股票和补发新股票的全部费用，均由申请人负担。在申请人未提供合理的担保之前，公司有权拒绝采取任何行动。

第五十二条	公司根据本章程的规定补发新股票后，获得前述新股票的善意购买者或者其后登记为该股份的所有者的股东（如属善意购买者），其姓名（名称）均不得从股东名册中删除。	《必备条款》第四十二条
第五十三条	公司对于任何由于注销原股票或者补发新股票而受到损害的人均无赔偿义务，除非该当事人能证明公司有欺诈行为。	《必备条款》第四十三条

第七章 股东的权利和义务

第五十四条	公司股东为依法持有公司股份并且其姓名（名称）登记在股东名册上的人。 股东按其持有股份的种类和份额享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。 公司各类别股东在以股利或其他形式所作的任何分派中享有同等权利。 法人作为公司股东时，应当由其法定代表人或者董事会、其他决策机构决议授权的人作为代表行使权利。	《必备条款》第四十四条；附录三第9条
第五十五条	就境外上市外资股股东而言，当两名以上的人士登记为任何股份之联名股东，他们应被视为有关股份的共同共有人，并须受限于以下条款： （一）公司不得超过四名人士登记为任何股份的联名股东； （二）任何股份的所有联名股东须个别地及共同地承担未	香港结算所意见

付有关股份所应付地所有金额的责任；

（三）如果联名股东之一死亡，则只有联名股东中的其他尚存人士被公司视为对有关股份拥有所有权的人，但董事会有权为修订股东名册之目的要求联名股东中的尚存人士提供其认为恰当的死亡证明；

（四）就任何股份的联名股东而言，只有在股东名册上排名首位之联名股东有权从公司接收有关股份的股票、收取公司的通知、出席公司股东大会或行使有关股份的表决权，而任何送达前述人士的通知应被视为已送达有关股份的所有联名股东；

若联名股东任何其中一名就应向该等联名股东支付的任何股息、红利或资本回报发给公司收据，则被视作为该等联名股东发给公司的有效收据。

第五十六条 公司普通股股东根据可资适用的法律和本章程之规定享有下列权利：

《必备条款》第四十五条；《章程指引》第三十二条

（一）依照其所持有的股份份额领取股利和其他形式的利益分配；

（二）依法请求、召集、主持、参加或者委派股东代理人参加股东会议，并行使相应的表决权；

（三）对公司的业务经营活动进行监督管理，提出建议或者质询；

（四）依照法律、公司股票上市地证券监督管理机构的相关规定及本章程的规定转让、赠与或质押其所持有的股份；

（五）依照本章程的规定获得有关信息，包括：

1．在缴付成本费用后得到本章程；

2．在缴付了合理费用后有权查阅和复印下述文件：

（1）所有各部分股东的名册；

（2）公司董事、监事、总裁和其他高级管理人员的个人资料，包括：

（a）现在及以前的姓名、别名；

（b）主要地址（住所）；

（c）国籍；

（d）专职及其他全部兼职的职业、职务；

（e）身份证明文件及其号码。

（3）公司已发行股本状况；

（4）自上一会计年度以来公司购回自己每一类别股份的票面总值、数量、最高价和最低价，以及公司为此支付的全部费用的报告；

（5）公司债券存根、股东大会的会议记录、董事会会议决议、监事会会议决议、财务会计报告。

公司应将前述文件备置于公司住所地和公司在香港的营业地点，以供股东查阅。

（六）公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配；

（七）对股东大会作出的公司合并、分立决议持异议的股东，要求公司收购其股份；

（八）法律及本章程所赋予的其他权利。

第五十七条 股东提出查阅第五十六条所述有关信息或者索取资料的，应当向公司提供证明其持有公司股份的种类以及持股数量的书面文件，公司经核实股东身份后按照股东的要求予以提供。

《章程指引》第三十三条

第五十八条 公司不得只因任何直接或者间接拥有权益的人士并无向

附录三第

	公司披露其权益而行使任何权力，以冻结或以其他方式损害其任何附于股份的权利。	12条
第五十九条	公司股东大会、董事会决议内容违反法律、行政法规的，股东有权请求法院认定无效。 公司股东大会、董事会的会议召集程序、表决方式违反法律、行政法规或本章程，或者决议内容违反本章程的，股东有权自决议之日起六十日内，请求法院撤销。	《章程指引》第三十四条
第六十条	在不违反本章程第二百九十四条规定的前提下，董事、高级管理人员执行公司职务时违反法律或者本章程的规定，给公司造成损失的，连续一百八十日以上单独或合并持有公司百分之一以上股份的股东有权书面请求监事会向人民法院提起诉讼；监事会执行公司职务时违反法律或者本章程的规定，给公司造成损失的，股东可以书面请求董事会向人民法院提起诉讼。 监事会、董事会收到前款规定的股东书面请求后拒绝提起诉讼，或者自收到请求之日起三十日内未提起诉讼，或者情况紧急、不立即提起诉讼将会使公司利益受到难以弥补的损害的，前款规定的股东有权为了公司的利益以自己的名义直接向人民法院提起诉讼。 他人侵犯公司合法权益，给公司造成损失的，本条第一款规定的股东可以依照前两款的规定向人民法院提起诉讼。	《章程指引》第三十五条
第六十一条	董事、高级管理人员违反法律或者本章程的规定，损害股东利益的，股东可以向人民法院提起诉讼。	《章程指引》第三十六条
第六十二条	公司普通股股东承担下列义务： （一）遵守法律和本章程； （二）依其所认购的股份和入股方式缴纳股金； （三）除法律规定的情形外，不得退股；	《必备条款》第四十六条；《章程指引》第三十七条与第三十八条

（四）不得滥用股东权利损害公司或者其他股东的利益；不得滥用公司法人独立地位和股东有限责任损害公司债权人的利益；

公司股东滥用股东权利给公司或者其他股东造成损失的，应当依法承担赔偿责任。

公司股东滥用公司法人独立地位和股东有限责任，逃避债务，严重损害公司债权人利益的，应当对公司债务承担连带责任。

（五）持有公司百分之五以上有表决权股份的内资股股东，将其持有的股份进行质押的，应当自该事实发生当日，向公司作出书面报告；

（六）法律及本章程规定应当承担的其他义务。

股东除了股份的认购人在认购时所同意的条件外，不承担其后追加任何股本的责任。

第六十三条 公司控股股东、实际控制人不得利用其关联关系损害公司利益。违反规定的，给公司造成损失的，应当承担赔偿责任。

《必备条款》第四十七条；《章程指引》第三十九条

公司控股股东及实际控制人对公司和社会公众股股东负有诚信义务。控股股东应严格依法行使出资人的权利，控股股东不得利用利润分配、资产重组、对外投资、资金占用、借款担保等方式损害公司和社会公众股股东的合法权益，不得利用其控制地位损害公司和社会公众股股东的利益。

除法律或者公司股份上市的证券交易所的上市规则所要求的义务外，公司控股股东在行使其股东的权力时，不得因行使其表决权在下列问题上作出有损于全体或者部分股东的利益的决定：

（一）免除董事、监事应当真诚地以公司最大利益为出发点行事的责任；

（二）批准董事、监事为自己或者他人利益以任何形式剥夺公司财产，包括但不限于任何对公司有利的机会；

（三）批准董事、监事为自己或者他人利益剥夺其他股东的个人权益，包括但不限于任何分配权、表决权，但不包括根据本章程提交股东大会通过的公司改组。

第八章 股东大会

第六十四条 股东大会是公司的权力机构，依法行使职权。

《必备条款》第四十九条

第六十五条 股东大会行使下列职权：

《必备条款》第五十条；《章程指引》第四十条

（一）决定公司的经营方针和投资计划；

（二）选举和更换非由职工代表担任的董事、监事，决定有关董事、监事的报酬事项；

（三）审议批准董事会报告；

（四）审议批准监事会报告；

（五）审议批准公司的年度财务预算方案和决算方案；

（六）审议批准公司的利润分配方案和弥补亏损方案；

（七）对公司增加或者减少注册资本作出决议；

（八）对发行公司债券作出决议；

（九）对公司合并、分立、解散、清算或者变更公司形式作出决议；

（十）制定和修改本章程，并批准本章程附件《股东大会议事规则》、《董事会议事规则》和《监事会议事规则》；

（十一） 对公司聘用、解聘或者不再续聘会计师事务所作出决议；

（十二） 审议单独或者合计持有公司百分之三以上有表决权股份的股东提出的议案；

（十三） 审议批准公司在一年内购买、出售重大资产超过公司最近一期经审计总资产百分之三十的事项；

（十四） 审议批准变更募集资金用途事项；

（十五） 审议批准股权激励计划；

（十六） 审议批准本章程规定的对外担保事项；

（十七） 审议法律和公司股票上市地的证券监督规则规定的应当由股东大会审议批准的关联交易；

（十八） 审议法律、公司股票上市地的证券监督管理机构的相关规定及本章程规定应当由股东大会决定的其他事项。

第六十六条 公司下列对外担保行为，须经股东大会审议通过：

《章程指引》第四十一条

（一）本公司及本公司控股子公司的对外担保总额，达到或超过最近一期经审计净资产的百分之五十以后提供的任何担保；

（二）公司的对外担保总额，达到或超过最近一期经审计总资产的百分之三十以后提供的任何担保；

（三）为资产负债率超过百分之七十的担保对象提供的担保；

（四）单笔担保额超过最近一期经审计净资产百分之十的担保；

（五）对股东、实际控制人及其关联方提供的担保；

（六）其他法律和本章程中规定的需要提交股东大会审批的担保事项。

本条所列情形以外的其他对外担保事项，由股东大会授权董事会审批。

董事、总裁、副总裁和其他高级管理人员有违反法律或者本章程中关于对外担保事项的审批权限、审议程序的规定的行为，给公司造成损失的，应当承担赔偿责任，公司可以依法对其提起诉讼。

第六十七条 除公司处于危机等特殊情况外，非经股东大会以特别决议批准，公司不得与董事、监事、总裁和其他高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。

《必备条款》第五十一条；《章程指引》第八十一条

第六十八条 股东大会分为年度股东大会和临时股东大会。股东大会一般由董事会召集。

年度股东大会每年召开一次，应当于上一个会计年度结束后的六个月内举行。

有下列情形之一的，公司在事实发生之日起两个月以内召开临时股东大会：

（一）董事人数不足《公司法》规定人数（五至十九人）或者本章程所定人数的三分之二（即六人）时；

（二）公司未弥补的亏损达实收股本总额的三分之一时；

（三）单独或者合计持有公司百分之十以上股份的股东书面请求时（持股股数按股东提出书面要求日的持股数计算）；

（四）董事会认为必要时；

《必备条款》第五十二条；《章程指引》第四十三条；《意见》第六条；《独董指导意见》第五条

（五）监事会提议召开时；

（六）经公司全体独立非执行董事的二分之一以上同意提议召开时；

（七）法律及本章程规定的其他情形。

第六十九条	本公司召开股东大会的地点为公司住所地或者股东大会会议通知的其他具体地点。 股东大会将设置会场，以现场会议形式召开。	《章程指引》第四十四条
第七十条	公司召开股东大会时应聘请律师对以下问题出具法律意见并公告： （一）会议的召集、召开程序是否符合法律及本章程的规定； （二）出席会议人员的资格、召集人资格是否合法有效； （三）会议的表决程序、表决结果是否合法有效； （四）应本公司要求对其他有关问题出具的法律意见。	《章程指引》第四十五条
第七十一条	公司二分之一以上的独立非执行董事有权向董事会提议召开临时股东大会，独立非执行董事提议召开临时股东大会时应当以书面形式向董事会提出。对独立非执行董事要求召开临时股东大会的提议，董事会应当根据法律和本章程的规定，在收到提议后十日内提出同意或不同意召开临时股东大会的书面反馈意见。 董事会同意召开临时股东大会的，将在作出董事会决议后的五日内发出召开股东大会的通知；董事会不同意召开临时股东大会的，应以书面方式说明理由并予以公告。	《章程指引》第四十六条；《意见》第六条；《独董指导意见》第五条
第七十二条	监事会有权向董事会提议召开临时股东大会，监事会提议召开临时股东大会时应当以书面形式向董事会提出。董事会应当根据法律和本章程的规定，在收到提议后十日内提	《章程指引》第四十七条

出同意或不同意召开临时股东大会的书面反馈意见。

董事会同意召开临时股东大会的，将在作出董事会决议后的五日内发出召开股东大会的通知，通知中对原提议的变更，应征得监事会的同意。

董事会不同意召开临时股东大会，或者在收到提案后十日内未作出反馈的，视为董事会不能履行或者不履行召集股东大会会议职责，监事会可以自行召集和主持临时股东大会。

第七十三条 单独或者合计持有公司百分之十以上股份的股东有权向董事会请求召开临时股东大会，股东提议召开临时股东大会时应当以书面形式向董事会提出。董事会应当根据法律和本章程的规定，在收到请求后十日内提出同意或不同意召开临时股东大会的书面反馈意见。

《必备条款》第七十二条；《章程指引》第四十八条

董事会同意召开临时股东大会的，应当在作出董事会决议后的五日内发出召开股东大会的通知，通知中对原请求的变更，应当征得相关股东的同意。

董事会不同意召开临时股东大会，或者在收到请求后十日内未作出反馈的，单独或者合计持有公司百分之十以上股份的股东有权向监事会提议召开临时股东大会，股东向监事会提议召开临时股东大会时应当以书面形式向监事会提出。

监事会同意召开临时股东大会的，应在收到请求五日内发出召开股东大会的通知，通知中对原请求的变更，应当征得相关股东的同意。

监事会未在规定期限内发出股东大会通知的，视为监事会不召集和主持股东大会，连续九十日以上单独或者合计持有公司百分之十以上股份的股东可以自行召集和主持。

第七十四条	股东要求召集类别股东会议，应当按照下列程序办理： （一）合计持有在拟举行的会议上有表决权的股份百分之十以上（含百分之十）的两个或者两个以上的股东，可以签署一份或者数份同样格式内容的书面要求，提请董事会召集类别股东会议，并阐明会议的议题。董事会在收到前述书面要求后应当尽快召集类别股东会议。前述持股数按股东提出书面要求日计算。 （二）如果董事会在收到前述书面要求后三十日内没有发出召集会议的通告，提出该要求的股东可以在董事会收到该要求后四个月内自行召集会议，召集的程序应当尽可能与董事会召集股东会议的程序相同。 股东因董事会未应前述要求举行会议而自行召集并举行会议的，其所发生的合理费用，应当由公司承担，并从公司欠付失职董事的款项中扣除。	《必备条款》第七十二条
第七十五条	监事会或股东决定自行召集股东大会的，须书面通知董事会，同时向公司所在地国务院证券监督管理部门的派出机构和境内证券交易所备案，并自行发出召开临时股东大会的通知，通知的内容除应当符合本章程第八十二条规定外，还应当符合下述规定： （一）议案不得增加新的内容，否则提议股东或者监事会应按上述程序重新向董事会提出召开临时股东大会的请求； （二）会议的地点应当为公司的住所地。 在股东大会决议公告前，召集股东持股比例不得低于百分之十。 监事会或提议股东应在发出股东大会通知及股东大会决议公告时，向公司所在地国务院证券监督管理部门的派出	《章程指引》第四十九条

机构和境内证券交易所备案提交有关证明材料。

第七十六条	对于监事会或股东自行召集的股东大会，董事会和董事会秘书应予配合。董事会应当提供股权登记日的股东名册。董事会未提供股东名册的，召集人可以持召集股东大会的相关通知或公告，向证券登记结算或代理机构申请获取。召集人所获取的股东名册不得用于除召开股东大会以外的其他用途。	《章程指引》第五十条
第七十七条	监事会或股东自行召集股东大会的，所必需的费用由公司承担。	《章程指引》第五十一条
第七十八条	公司召开股东大会，应当于会议召开四十五日（不含会议召开当日）前，向股东发出书面会议通知，将会议拟审议的事项以及开会的日期和地点告知所有在册股东。拟出席股东大会的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。	《必备条款》第五十三条
第七十九条	股东大会提案的内容应当属于股东大会的职权范围，有明确的议题和具体决议事项，并且符合法律及本章程的有关规定。 股东大会提案应采取书面形式。	《章程指引》第五十二条
第八十条	公司召开年度股东大会，董事会、监事会以及单独或者合并持有公司百分之三以上股份的股东，有权向公司提出提案。 单独或者合计持有公司百分之三以上股份的股东，可以在股东大会召开十日前提出临时提案并书面提交召集人。召集人应当在收到提案后两日内发出股东大会补充通知，公告临时提案的内容，并将该临时提案提交股东大会审议，临时提案的内容应当属于股东大会职权范围，并有明确议题和具体决议事项。 除前款规定外，召集人在发出股东大会通知公告后，不得	《必备条款》第五十四条；《章程指引》第五十三条

修改股东大会通知中已经列明的提案或增加新的提案。

股东大会通知中未列明或不符合本规则第七十九条规定的提案，股东大会不得进行表决并作出决议。

第八十一条 公司根据股东大会召开前二十日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数的二分之一以上的，公司可以召开股东大会；达不到的，公司应当在五日内将会议拟审议事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。

《必备条款》第五十五条

第八十二条 股东会议的通知应当符合下列要求：

《必备条款》第五十六条；《章程指引》第五十五条

（一）以书面形式作出；

（二）指定会议的时间、地点和会议期限；

（三）提交会议审议的事项和提案；

（四）向股东提供为使股东对将讨论的事项作出明智决定所需要的资料及解释；此原则包括但不限于在公司提出合并、购回股份、股本重组或者其他改组时，应当提供拟议中的交易的具体条件和合同（如有），并对其起因和后果作出认真的解释；

（五）如任何董事、监事、总裁和其他高级管理人员与将讨论的事项有重要利害关系，应当披露其利害关系的性质和程度；如果将讨论的事项对该董事、监事、总裁和其他高级管理人员作为股东的影响有别于对其他同类别股东的影响，则应当说明其区别；

（六）载有任何拟在会议上提议通过的特别决议的全文；

（七）以明显的文字说明：全体股东均有权出席股东大会，并可以书面委托代理人出席会议和参加表决，该股东代理

人不必是公司的股东；

（八）载明会议投票代理委托书的送达时间和地点；

（九）有权出席股东大会股东的股权登记日。

（十）会议常设联系人姓名及联系方式。

拟讨论的事项需要独立非执行董事发表意见的，发布股东大会通知或补充通知时应同时披露独立非执行董事的意见及理由。

股东大会采用网络或其他方式的，应当在股东大会通知中明确载明网络或其他方式的表决时间及表决程序。股东大会网络或其他方式投票的开始时间，不得早于现场股东大会召开前一日下午 3:00，并不得迟于现场股东大会召开当日上午 9:30，其结束时间不得早于现场股东大会结束当日下午 3:00。

股权登记日与会议日期之间的间隔应当不多于七个工作日。股权登记日一旦确认，不得变更。

第八十三条 股东大会拟讨论董事、监事选举事项的，股东大会通知中将充分披露董事、监事候选人的详细资料，至少包括以下内容：

《章程指引》第五十六条

（一）教育背景、工作经历、兼职等个人情况；

（二）与公司或公司的控股股东及实际控制人是否存在关联关系；

（三）披露持有本公司股份数量；

（四）是否受过国务院证券监督管理机构及其他有关部门的处罚和证券交易所惩戒。

除采取累积投票制选举董事、监事外，每位董事、监事候选人应当以单项提案提出。

第八十四条	股东大会通知应当向股东(不论在股东大会上是否有表决权)以专人送出或者以邮资已付的邮件送出，受件人地址以股东名册登记的地址为准，或以公告方式进行。 前款所称“公告”，应当于会议召开前四十五日至五十日的期间内，在中国证监会及上市地监管机构指定的一家或者多家报刊上以及公司网站和证券交易所网站上刊登，一经公告，视为所有股东已收到有关股东会议的通知。	《必备条款》第五十七条； 附录三第7(1)条
第八十五条	因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议作出的决议并不因此无效。	《必备条款》第五十八条
第八十六条	发出股东大会通知后，无正当理由，股东大会不应延期或取消，股东大会通知中列明的提案不应取消。一旦出现延期或取消的情形，召集人应当在原定召开日前至少两个工作日公告并说明原因。	《章程指引》第五十七条
第八十七条	公司董事会和其他召集人将采取必要措施，保证股东大会的正常秩序。对于干扰股东大会、寻衅滋事和侵犯股东合法权益的行为，将采取措施加以制止并及时报告有关部门查处。 公司应在保证股东大会合法、有效的前提下，通过各种方式和途径为股东参加股东大会提供便利。	《章程指引》第五十八条
第八十八条	股权登记日登记在册的所有股东或其代理人，均有权出席股东大会。并依照有关法律及本章程行使表决权。 股东可以亲自出席股东大会，也可以委托代理人代为出席和表决。	《章程指引》第五十九条
第八十九条	个人股东亲自出席会议的，应当出示本人身份证或其他能够表明其身份的有效证件或证明、股票账户卡；委托代理人出席会议的，应当出示本人有效身份证件、股东授权委	《章程指引》第六十条

托书以及被代理股东之前述证件。

法人股东应由法定代表人或者法定代表人委托的代理人出席会议。法定代表人出席会议的，应当出示本人身份证、能证明其具有法定代表人资格的有效证明和持股凭证；委托代理人出席会议的，应当出示本人身份证、法人股东单位的法定代表人依法出具的书面授权委托书及被代理法定代理人之前述文件。

第九十条 任何有权出席股东会议并有权表决的股东，有权委任一人或者数人（该人可以不是股东）作为其股东代理人，代为出席和表决。该股东代理依照该股东的委托，可以行使下列权利：

《必备条款》第五十九条

（一）该股东在股东大会上的发言权；

（二）自行或者与他人共同要求以投票方式表决；

（三）以举手或者投票方式行使表决权，但是委任的股东代理人超过一人时，该等股东代理人只能以投票方式行使表决权。

第九十一条 股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其董事或者正式委任的代理人签署。

《必备条款》第六十条；《章程指引》第六十一条

股东出具的委托他人出席股东大会的授权委托书应当载明下列内容：

（一）委托人的姓名或名称以及代理人的姓名；

（二）代理人所代表的委托人的股份数额；

（三）是否具有表决权；

（四）分别对列入股东大会议程的每一审议事项投赞成、反对或弃权票的指示；

（五）对可能纳入股东大会议程的临时提案是否有表决权，如果有表决权应行使何种表决权的具体指示；

（六）委托书签发日期和有效期限；

（七）委托人签名（或盖章）；委托人为法人股东的，应加盖法人单位印章。

第九十二条 表决代理委托书至少应当在该委托书委托表决的有关会议召开前二十四小时，或者在指定表决时间前二十四小时，备置于公司住所或者召集会议的通知中指定的其他地方。表决代理委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，应当和表决代理委托书同时备置于公司住所或者召集会议的通知中指定的其他地方。

《必备条款》第六十一条；《章程指引》第六十三条；香港结算所意见

委托人为法人的，由其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东大会。

如该股东为认可结算所（或其代理人），该股东可以授权其认为合适的一个或以上人士在任何股东大会或任何类别股东会议上担任其代表；但是，如果一名以上的人士获得授权，则授权书应载明每名该等人士经此授权所涉及的股份数目和种类。经此授权的人士可以代表认可结算所（或其代理人）行使权利，如同该人士是公司的个人股东。

第九十三条 任何由公司董事会发给股东用于任命股东代理人的委托书的格式，应当让股东自由选择指示股东代理人投赞成票或者反对票，并就会议每项议题所要作出表决的事项分别作出指示。委托书应当注明如果股东不作指示，股东代理人可以按自己的意思表决。

《必备条款》第六十二条

第九十四条 表决前委托人已经去世、丧失行为能力、撤回委任、撤回签署委任的授权或者有关股份已被转让的，只要公司在有关会议开始前没有收到该等事项的书面通知，由股东代理

《必备条款》第六十三条

人依委托书所作出的表决仍然有效。

第九十五条	出席现场会议人员的会议登记册由公司负责制作。会议登记册载明参加会议人员姓名（或单位名称）、身份证号码、住所地址、持有或者代表有表决权的股份数额、被代理人姓名（或单位名称）等事项。	《章程指引》第六十四条
第九十六条	召集人和公司聘请的律师将依据证券登记结算机构提供的股东名册共同对股东资格的合法性进行验证，并登记股东姓名（或名称）及其所持有表决权的股份数。在会议主持人宣布现场出席会议的股东和代理人人数及所持有表决权的股份总数之前，会议登记应当终止。	《章程指引》第六十五条
第九十七条	股东大会召开时，本公司全体董事、监事和董事会秘书应当出席会议，总裁和其他高级管理人员应当列席会议。	《章程指引》第六十六条
第九十八条	股东大会会议由董事会召集的，由董事长担任会议主席并主持。董事长不能履行职务或不履行职务时由副董事长主持；副董事长不能履行职务或者不履行职务时，由半数以上董事共同推举的一名董事主持。 监事会按法定程序自行召集的股东大会，由监事会主席主持。监事会主席不能履行职务或不履行职务时，由半数以上监事共同推举的一名监事主持。 股东按法定程序自行召集的股东大会，由召集人推举代表主持。 召开股东大会时，会议主席违反议事规则使股东大会无法继续进行的，经现场出席股东大会有表决权过半数的股东同意，股东大会可推举一人担任会议主席继续开会。如果因任何理由，股东无法选举会议主席，应当由出席会议的持有最多表决权股份的股东（包括股东代理人）担任会议主席。	《必备条款》第七十三条；《章程指引》第六十七条
第九十九条	公司制定《股东大会议事规则》，详细规定股东大会的召	《章程指

	开和表决程序，包括通知、登记、提案的审议、投票、计票、表决结果的宣布、会议决议的形成、会议记录及其签署、公告等内容，以及股东大会对董事会的授权原则。《股东大会议事规则》为本章程的附件，由董事会拟定，股东大会表决通过。	引》第六十八条
第一百条	在年度股东大会上，董事会、监事会应当就其过去一年的工作向股东大会作出报告。每名独立非执行董事也应作出述职报告。	《章程指引》第六十九条
第一百零一条	董事、监事、高级管理人员应当在股东大会上就股东的质询和建议作出解释和说明，但涉及公司商业秘密不能在股东大会上公开的除外。	《章程指引》第七十条
第一百零二条	会议主席应当在表决前宣布现场出席会议的股东和代理人人数及所持有表决权的股份总数，现场出席会议的股东和代理人人数及所持有表决权的股份总数以会议登记为准。	《章程指引》第七十一条
第一百零三条	股东大会应有会议记录，由董事会秘书负责。会议记录记载以下内容： （一）会议届次、时间、地点、议程和召集人姓名或名称； （二）会议主席以及出席或列席会议的董事、监事、总裁和其他高级管理人员姓名； （三）出席会议的内资股股东（包括股东代理人）和境外上市外资股股东人数（包括股东代理人）所持有表决权的股份总数及各占公司股份总数的比例； （四）对每一提案的审议经过、发言要点和内资股股东和境外上市外资股股东对每一议案的表决结果； （五）股东的质询意见或建议以及相应的答复或说明； （六）律师及计票人、监票人姓名；	《章程指引》第七十二条

（七）股东大会认为和本章程规定应当载入会议记录的其他内容。

第一百零四条	召集人应当保证会议记录内容真实、准确和完整。出席会议的董事、监事、董事会秘书、召集人或其代表、会议主持人应当在会议记录上签名。会议记录应当与现场出席股东的签名册及代理出席的委托书、网络及其他方式表决情况的有效资料一并保存，保存期限不少于二十年。	《章程指引》第七十三条
第一百零五条	召集人应当保证股东大会连续举行，直至形成最终决议。因不可抗力等特殊原因导致股东大会中止或不能作出决议的，应采取必要措施尽快恢复召开股东大会或直接终止本次股东大会并及时公告。同时，召集人应向公司所在地国务院证券监督管理部门的派出机构及证券交易所报告。	《章程指引》第七十四条
第一百零六条	股东大会决议分为普通决议和特别决议。 股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的二分之一以上通过。 股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的三分之二以上通过。	《必备条款》第六十四条；《章程指引》第七十五条
第一百零七条	股东（包括股东代理人）以其所代表的有表决权的股份数额行使表决权，每一股份享有一票表决权。 公司持有的本公司股份没有表决权，且该部分股份不计入出席股东大会有表决权的股份总数。 董事会、独立非执行董事和符合相关规定条件的股东可以征集股东投票权。投票权征集应当采取无偿的方式进行，并应向被征集人充分披露信息。	《必备条款》第六十五条；《章程指引》第七十八条
	如果境外上市外资股上市地上市规则规定任何股东须就某审议事项放弃表决权、或限制任何股东只能够投票支持或者反对某审议事项，若有任何违反有关规定或者限制的	附录三第14条

情况，由该等股东或者其代理人所投的票数不得计入表决结果。

第一百零八条	除非下列人员在举手表决以前或者以后，要求以投票方式表决，股东大会以举手方式进行表决： （一）会议主席； （二）至少两名有表决权的股东或者有表决权的股东的代理人； （三）单独或者合并计算持有在该会议上有表决权的股份百分之十以上（含百分之十）的一个或者若干股东（包括股东代理人）。 除非有人提出以投票方式表决，会议主席根据举手表决的结果，宣布提议通过情况，并将此记载在会议记录中，作为最终的依据，无须证明该会议通过的决议中支持或者反对的票数或者其比例。 以投票方式表决的要求可以由提出者撤回。	《必备条款》第六十六条
第一百零九条	如果要求以投票方式表决的事项是选举会议主席或者中止会议，则应当立即进行投票表决；其他要求以投票方式表决的事项，由主席决定何时举行投票，会议可以继续进行，讨论其他事项，投票结果仍被视为在该会议上所通过的决议。	《必备条款》第六十七条
第一百一十条	在投票表决时，有两票或者两票以上表决权的股东(包括股东代理人)，不必把所有表决权全部投赞成票或者反对票。	《必备条款》第六十八条
第一百一十一条	当反对票和赞成票相等时，无论是举手还是投票表决，会议主席有权多投一票。	《必备条款》第六十九条
第一百一十二条	下列事项由股东大会以普通决议通过：	《必备条款》第七十条；《章程

	（一）董事会和监事会的工作报告； （二）董事会拟定的利润分配方案和弥补亏损方案； （三）董事会和监事会成员的任免及其报酬和支付方法； （四）公司年度预算方案、决算方案； （五）资产负债表、利润表及其他财务报表； （六）公司年度报告； （七）除法律规定或者本章程规定应当以特别决议通过以外的其他事项。	指引》第七十六条
第一百一十三条	下列事项由股东大会以特别决议通过： （一）公司增加或者减少注册资本和发行任何种类股票、认股证和其他类似证券； （二）发行公司债券； （三）公司的分立、合并、解散和清算或者变更公司形式； （四）本章程的修改； （五）公司在一年内购买、出售重大资产或者担保金额单独或累计超过公司最近一期经审计总资产百分之三十的； （六）股权激励计划； （七）法律或者本章程规定的，以及股东大会以普通决议认定会对公司产生重大影响的、需要以特别决议通过的其他事项。	《必备条款》第七十一条；《章程指引》第七十七条
第一百一十四条	会议主席根据表决结果决定股东大会的决议是否通过，其决定为终局决定，并应当在会上宣布表决结果并载入会议记录。	《必备条款》第七十四条
第一百一十五条	股东大会审议有关关联交易事项时，关联股东不应当参与投票表决，其所代表的有表决权的股份数不计入有效表决	《章程指引》第七十九条

总数；股东大会决议的公告应当充分披露非关联股东的表决情况。

第一百一十六条	董事、监事候选人名单以提案的方式提请股东大会表决。 股东大会就选举董事、监事进行表决时，根据本章程的规定或者股东大会的决议，可以实行累积投票制。 前款所称"累积投票制"是指股东大会选举董事或者监事时，每一股份拥有与应选董事或者监事人数相同的表决权，股东拥有的表决权可以集中使用。	《章程指引》第八十二条
第一百一十七条	董事、监事提名的方式和程序为： （一）持有或合并持有公司发行在外有表决权股份总数的百分之三以上股份的股东可以以书面提案方式向股东大会提出非职工代表担任的董事候选人及监事候选人，但提名的人数必须符合本章程的规定，并且不得多于拟选人数。股东向公司提出的上述提案应当在股东大会召开日前至少十四天送达公司。 （二）董事会、监事会可以在本章程规定的人数范围内，按照拟选任的人数，提出董事候选人和监事候选人的建议名单，并分别提交董事会和监事会审查。董事会、监事会经审查并通过决议确定董事、监事候选人后，应以书面提案的方式向股东大会提出。 （三）独立非执行董事候选人的提名按第一百五十五条的规定进行。 （四）有关提名董事、监事候选人的意图以及被提名人表明愿意接受提名的书面通知，以及被提名人情况的有关书面材料，应在股东大会举行日期不少于十四天前发给公司。董事会、监事会应当向股东提供董事、监事候选人的简历和基本情况。	本条第（四）款根据"证监海函"第四条写入

	（五）公司给予有关提名人以及候选人提交前述通知及文件的期间（该期间于股东大会会议通知发出之日的次日计算）应不少于十四天。	附录三第4(4)条和第4(5)条
	（六）股东大会对每一个董事、监事候选人逐个进行表决。	
	（七）遇有临时增补董事、监事的，由董事会、监事会提出，建议股东大会予以选举或更换。	
第一百一十八条	除累积投票制外，股东大会将对所有提案进行逐项表决，对同一事项有不同提案的，将按提案提出的时间顺序进行表决。除因不可抗力等特殊原因导致股东大会中止或不能作出决议外，股东大会将不得对提案进行搁置或不予表决。	《章程指引》第八十三条
第一百一十九条	股东大会审议提案时，不得对提案进行修改，否则，有关变更应当被视为一个新的提案，不得在本次股东大会上进行表决。	《章程指引》第八十四条
第一百二十条	股东大会采取记名方式投票表决。	《章程指引》第八十六条
第一百二十一条	公司应在保证股东大会合法、有效的前提下，通过各种方式和途径，包括提供网络形式的投票平台等现代信息技术手段，为股东参加股东大会提供便利。	《章程指引》第八十条
第一百二十二条	同一表决权只能选择现场、网络或其他表决方式中的一种。同一表决权出现重复表决的以第一次投票结果为准。	《章程指引》第八十五条
第一百二十三条	股东大会对提案进行表决前，应当推举两名股东代表参加计票和监票。审议事项与股东有利害关系的，相关股东及代理人不得参加计票、监票。	《章程指引》第八十七条
	股东大会对提案进行表决时，应当由律师、股东代表与监事代表共同负责计票、监票，并当场公布表决结果，决议的表决结果载入会议记录。	

通过网络或其他方式投票的股东或其代理人，有权通过相应的投票系统查验自己的投票结果。

第一百二十四条	股东大会会议主席应当宣布每一提案的表决情况和结果，并根据表决结果宣布提案是否通过。 在正式公布表决结果前，股东大会现场所涉及的上市公司、计票人、监票人、主要股东等相关各方对表决情况均负有保密义务。	《章程指引》第八十八条
第一百二十五条	出席股东大会的股东，应当对提交表决的提案发表以下意见之一：同意、反对或弃权。 未填、错填、字迹无法辨认的表决票、未投的表决票均视为投票人放弃表决权利，其所持股份数的表决结果应计为“弃权”。	《章程指引》第八十九条
第一百二十六条	会议主席如果对提交表决的决议结果有任何怀疑，可以对所投票数组织点票；如果会议主席未进行点票，出席会议的股东或者股东代理人对会议主持人宣布结果有异议的，有权在宣布表决结果后立即要求点票，会议主席应当立即组织点票。	《必备条款》第七十五条；《章程指引》第九十条
第一百二十七条	股东大会如果进行点票，点票结果应当计入会议记录。 会议记录连同出席股东得签名簿及代理出席的委托书，应当在公司住所保存。	《必备条款》第七十六条
第一百二十八条	股东大会决议应当及时公告，公告应当包括以下内容： （一）会议召开的时间、地点、方式、召集人和主持人，以及是否符合有关法律和本章程的说明； （二）出席会议的股东（代理人）人数、所持（代理）有表决权的股份总数及占公司有表决权股份总数的比例； （三）每项提案的表决方式、表决结果；涉及股东提案的，应当列明提案股东的姓名或者名称、持股比例和提案内	《章程指引》第九十一条

容；涉及关联交易事项的，应当说明关联股东回避表决的情况；

（四）法律意见书的结论性意见。

在股东大会上向股东通报的未曾披露的重大事项，应当与股东大会决议公告同时披露。

公告中应当对内资股股东和外资股股东出席会议及表决情况分别统计并公告。

第一百二十九条 提案未获通过，或者本次股东大会变更前次股东大会决议的，应当在股东大会决议公告中作特别提示。 《章程指引》第九十二条

第一百三十条 股东大会通过有关董事、监事选举提案的，除非股东大会决议另有明确规定，新任董事、监事就任时间在股东大会决议通过相关选举提案之时。 《章程指引》第九十三条

第一百三十一条 股东大会通过有关派现、送股或资本公积转增股本提案的，公司将在股东大会结束后两个月内实施具体方案。 《章程指引》第九十四条

第一百三十二条 股东可以在公司办公时间免费查阅会议记录复印件。任何股东向公司索取有关会议记录的复印件，公司应当在核实股东身份并收到合理费用后七日内把复印件送出。 《必备条款》第七十七条；《章程指引》第三十三条

第九章 类别股东表决的特别程序

第一百三十三条 持有不同种类股份的股东，为类别股东。 《必备条款》第七十八条

类别股东依据法律和本章程的规定，享有权利和承担义务。

除其他类别股东外，内资股股东和境外上市外资股股东视为不同类别股东。 《必备条款》八十五条

经中国证监会批准，公司内资股股东可将其持有的股份转让给境外投资人，并在境外上市交易。所转让的股份在境外证券交易所上市交易，还应当遵守境外证券市场的监管

程序、规定和要求。所转让的股份在境外证券交易所上市交易的情形，不需要召开类别股东会表决。

第一百三十四条 公司拟变更或者废除类别股东的权利，应当经股东大会以特别决议通过和经受影响的类别股东在按第一百三十六条至第一百四十条分别召集的股东会议上通过，方可进行。

《必备条款》第七十九条

由于境内外法律和上市地上市规则的变化以及境内外监管机构依法作出的决定导致类别股东权利的变更或者废除的，不需要股东大会或类别股东会议的批准。

上述第一百三十三条所指发起人持有的公司股份转为外资股的行为，不应被视为公司拟变更或者废除类别股东的权利.

第一百三十五条 下列情形应当视为变更或者废除某类别股东的权利：

《必备条款》第八十条

（一）增加或者减少该类别股份的数目，或者增加或减少与该类别股份享有同等或者更多的表决权、分配权、其他特权的类别股份的数目；

（二）将该类别股份的全部或者部分换作其他类别，或者将另一类别的股份的全部或者部分换作该类别股份或者授予该等转换权；

（三）取消或者减少该类别股份所具有的、取得已产生的股利或者累积股利的权利；

（四）减少或者取消该类别股份所具有的优先取得股利或者在公司清算中优先取得财产分配的权利；

（五）增加、取消或者减少该类别股份所具有的转换股份权、选择权、表决权、转让权、优先配售权、取得公司证券的权利；

（六）取消或者减少该类别股份所具有的，以特定货币收

取公司应付款项的权利；

（七）设立与该类别股份享有同等或者更多表决权、分配权或者其他特权的新类别；

（八）对该类别股份的转让或所有权加以限制或者增加该等限制；

（九）发行该类别或者另一类别的股份认购权或者转换股份的权利；

（十）增加其他类别股份的权利和特权；

（十一）公司改组方案会构成不同类别股东在改组中不按比例地承担责任；

（十二）修改或者废除本章所规定的条款。

第一百三十六条 受影响的类别股东，无论原来在股东大会上是否有表决权，在涉及第一百三十五条（二）至（八）、（十一）至（十二）项的事项时，在类别股东会上具有表决权，但有利害关系的股东在类别股东会上没有表决权。

《必备条款》第八十一条

前款所述有利害关系股东的含义如下：

（一）在公司按本章程第三十四条的规定向全体股东按照相同比例发出购回要约或者在证券交易所通过公开交易方式购回自己股份的情况下，"有利害关系的股东"是指本章程第二百九十七条所定义的控股股东；

（二）在公司按照本章程第三十四条的规定在证券交易所外以协议方式购回自己股份的情况下，"有利害关系的股东"是指与该协议有关的股东；

（三）在公司改组方案中，"有利害关系股东"是指以低于本类别其他股东的比例承担责任的股东或者与该类别中的其他股东拥有不同利益的股东。

第一百三十七条	类别股东会的决议，应当经根据第一百三十六条由出席类别股东会议的有表决权的三分之二以上的股权表决通过，方可作出。 为考虑修订任何类别股份的权利而召开的各该类别股份股东会议（续会除外）的法定人数，须为该类已发行股份最少三分之一的持有人。	《必备条款》第八十二条；附录三第6(2)条
第一百三十八条	公司召开类别股东会议，应当于会议召开四十五日（不含开会当日）前，发出书面通知，将会议拟审议的事项以及开会日期和地点告知所有该类别股份的在册股东。拟出席会议的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。 拟出席会议的股东所代表的在该会议上有表决权的股份数，达到在该会议上有表决权的该类别股份总数二分之一以上的，公司可以召开类别股东会议；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开类别股东会议。	《必备条款》第八十三条；附录三第6（2）条和第7（3）条
第一百三十九条	如果采取发送会议通知方式召开类别股东会议，则只须送给有权在该会议上表决的股东。 类别股东会议应当以与股东大会尽可能相同的程序举行，本章程中有关股东大会举行程序的条款适用于类别股东会议。	《必备条款》第八十四条
第一百四十条	下列情形不适用类别股东表决的特别程序： （一）经股东大会以特别决议批准，公司每间隔十二个月单独或者同时发行内资股、境外上市外资股，并且拟发行的内资股、境外上市外资股的数量各自不超过该类已发行在外股份的百分之二十的； （二）公司设立时发行内资股、境外上市外资股的计划，	《必备条款》第八十五条；“证监海函”第3条；附录十三D第1(f)(i)条和第1(f)(ii)条

自国务院证券主管机构批准之日起十五个月内完成的。

（三）公司发起人持有的本公司股份经国务院或其授权的审批机构批准转换为外资股，并在境外证券交易所上市交易的。

第十章 董事会

第一节 董事

第一百四十一条 董事为自然人，董事无须持有公司股份。公司董事包括执行董事、非执行董事和独立非执行董事。执行董事指在公司内部担任经营管理职务的董事。非执行董事指不在公司担任经营管理职务且依法不具有独立性的董事。独立非执行董事指符合本章程第一百五十一条和第一百五十二条规定的董事。董事应具备法律所要求的任职资格。

《必备条款》第八十七条；《独董指导意见》第一条

第一百四十二条 董事由股东大会选举或更换，任期三年。董事任期届满，可连选连任。

董事任期从就任之日起计算，至本届董事会任期届满时为止。董事任期届满未及时改选，在改选出的董事就任前，原董事仍应当依照法律和本章程的规定，履行董事职务。

董事在任期届满前，股东大会不得无故解除其职务。但股东大会在遵守相关法律和行政法规规定的前提下，可以以普通决议的方式将任何任期未届满的董事罢免，但依据任何合同可提出的索偿要求不受此影响。

董事可以由总裁或者其他高级管理人员兼任，但兼任总裁或者其他高级管理人员职务的董事以及由职工代表担任的董事，总计不得超过公司董事总数的二分之一。

《必备条款》第八十七条；《章程指引》第九十六条；“证监海函”第四条；附录三第4(3)条

第一百四十三条 董事应当遵守法律和本章程，对公司负有下列忠实义务：

（一）不得利用职权收受贿赂或者其他非法收入，不得侵

《章程指引》第九十七条

占公司的财产；

（二）不得挪用公司资金；

（三）不得将公司资产或者资金以其个人名义或者其他个人名义开立账户存储；

（四）不得违反本章程的规定或未经股东大会或董事会同意，将公司资金借贷给他人或者以公司财产为他人提供担保；

（五）不得违反本章程的规定或未经股东大会同意，与本公司订立合同或者进行交易；

（六）未经股东大会同意，不得利用职务便利，为自己或他人谋取本应属于公司的商业机会，自营或者为他人经营与本公司同类的业务；

（七）不得接受与公司交易的佣金归为己有；

（八）不得擅自披露公司秘密；

（九）不得利用其关联关系损害公司利益；

（十）法律及本章程规定的其他忠实义务。

董事违反本条规定所得的收入，应当归公司所有；给公司造成损失的，应当承担赔偿责任。

第一百四十四条 董事应当遵守法律和本章程，对公司负有下列勤勉义务：

《章程指引》第九十八条

（一）应谨慎、认真、勤勉地行使公司赋予的权利，以保证公司的商业行为符合国家法律以及国家各项经济政策的要求，商业活动不超过营业执照规定的业务范围；

（二）应公平对待所有股东；

（三）及时了解公司业务经营管理状况；

（四）应当对公司定期报告签署书面确认意见。保证公司

所披露的信息真实、准确、完整；

（五）应当如实向监事会提供有关情况和资料，不得妨碍监事会或者监事行使职权；

（六）原则上应当亲自出席董事会会议，并对所议事项发表明确意见，因故不能亲自出席董事会会议的，应当审慎地选择受托人；

（七）认真阅读公司各项商务、财务报告和公共传媒有关公司的重大报道，及时了解并持续关注公司业务经营管理状况和公司已经发生的或者可能发生的重大事件及其影响，及时向董事会报告公司经营活动中存在的问题，不得以不直接从事经营管理或者不知悉有关问题和情况为由推卸责任；

（八）法律及本章程规定的其他勤勉义务。

第一百四十五条 除独立非执行董事之外的其他董事连续两次未能亲自出席，也不委托其他董事出席董事会会议，视为不能履行职责，董事会应当建议股东大会予以撤换。

《章程指引》第九十九条；附录三第4（3）条

股东大会在遵守有关法律规定的前提下，可以以普通决议的方式将任何任期尚未届满的董事罢免，但此类罢免并不影响该董事依据任何合同提出的损害赔偿要求。

第一百四十六条 董事可以在任期届满以前提出辞职。董事辞职应向董事会提交书面辞职报告。董事会将在两日内披露有关情况。

《章程指引》第一百条

如因董事的辞职导致公司董事会低于法定最低人数时，在改选出的董事就任前，原董事仍应当依照法律和本章程规定，履行董事职务，其辞职报告应当在新任董事填补因其辞职产生的空缺后方能生效。

余任董事会应当尽快召集临时股东大会，选举董事填补因董事辞职产生的空缺。在股东大会未就董事选举作出决议

之前，提出辞职的董事以及余任董事会的职权应当受到合理的限制。

除前款所列情形外，董事辞职自辞职报告送达董事会时生效。

第一百四十七条	董事辞职生效或者任期届满，应向董事会办妥所有移交手续，其对公司和股东承担的忠实义务，在任期结束后并不当然解除。 其对公司商业秘密保密的义务仍然有效，直至该秘密成为公开信息。其他义务的持续期间应当根据公平的原则决定，视事件发生与离任之间时间的长短，以及与公司的关系在何种情况和条件下结束而定。	《章程指引》第一百零一条
第一百四十八条	未经本章程规定或者董事会的合法授权，任何董事不得以个人名义代表公司或者董事会行事。董事以其个人名义行事时，在第三方会合理地认为该董事在代表公司或者董事会行事的情况下，该董事应当事先声明其立场和身份。	《章程指引》第一百零二条
第一百四十九条	董事执行公司职务时违反法律和本章程的规定，给公司造成损失的，应当承担赔偿责任。任职尚未结束的董事，对因其擅自离职使公司造成的损失，应当承担赔偿责任。	《章程指引》第一百零三条

第二节 独立非执行董事

第一百五十条	公司设独立非执行董事，独立非执行董事对公司及全体股东负有忠实与勤勉义务。独立非执行董事应当按照相关法律和本章程的要求，认真履行职责，维护公司整体利益，关注公司股东尤其是中小股东的合法权益不受损害。 除本节另有规定外，对独立非执行董事适用本章程有关董事的资格和义务的规定。	《独董指导意见》第一（二）条
第一百五十一条	公司独立非执行董事是指不在公司担任除董事外的其他职务，并与公司及其主要股东（指单独或合并持有公司有	《独董指导意见》第一（一）条

表决权股份总数的百分之五以上股份的股东）不存在可能妨碍其进行独立客观判断的关系、并符合本公司股份上市地证券交易所规则关于独立性的规定的董事。

第一百五十二条 担任独立非执行董事应当符合下列基本条件：

《独董指导意见》第二条

（一）根据法律及其他有关规定，具备担任公司董事的资格；

（二）独立履行职责，不受公司主要股东、实际控制人、或者其他与公司存在重大利害关系的单位或者个人的影响；

（三）具备上市公司运作的基本知识，熟悉相关法律及规则；

（四）具有五年以上法律、经济、财务会计或者其他履行独立非执行董事职责所必需的工作经验；

（五）确保有足够的时间和精力有效地履行职责并承诺恪守踏实义务，勤勉尽职；

（六）符合《香港联合交易所有限公司证券上市规则》关于独立非执行董事任职资格的要求。

第一百五十三条 下列人员不得担任独立非执行董事：

《独董指导意见》第三条

（一）在公司或者其附属企业任职的人员及其直系亲属、主要社会关系；

（二）直接或间接持有公司已发行股份百分之一以上或者是公司前十名股东中的自然人股东及其直系亲属；

（三）在直接或间接持有公司已发行股份百分之五以上的股东单位或者在公司前五名股东单位任职的人员及其直系亲属；

（四）最近一年内曾经具有前三项所列举情形的人员；

（五）为公司或者其附属企业提供财务、法律、咨询等服务的人员。

（六）法律规定、公司股票上市地证券监督管理机构及其他相关监管机构所规定的不得担任独立非执行董事的其他人员。

第一百五十四条 本公司董事会成员中至少应当包括三分之一以上的独立非执行董事，公司独立非执行董事中至少应当包括一名财务或会计专业人士。

《独董指导意见》第一（四）条

独立非执行董事出现不符合独立性条件或其他不适宜履行独立非执行董事职责的情形，由此造成公司独立非执行董事达不到本章程要求的人数时，公司应按规定补足独立非执行董事人数。

第一百五十五条 公司独立非执行董事的提名方式和程序为：

独董指导意见第四条

（一）公司董事会、监事会、单独或者合并持有公司已发行股份百分之三以上的股东可以提出独立非执行董事候选人，并经股东大会选举决定。

（二）独立非执行董事的提名人在提名前应当征得被提名人的同意。提名人应当充分了解被提名人职业、学历、职称、详细的工作经历、全部兼职等情况，并对其担任独立非执行董事的资格和独立性发表意见，被提名人应当就其本人与公司之间不存在任何影响其独立客观判断的关系发表公开声明。

（三）在选举独立非执行董事的股东大会召开前，公司董事会应当按照规定（包括《香港联合交易所有限公司证券上市规则》）公布上述内容。

若单独或合并持有公司有表决权百分之三以上的股东或者监事会提出选举独立非执行董事的临时提案，则有关提名独立非执行董事候选人的意图以及候选人表明愿意接

受提名的书面通知，以及本条前述的被提名人的书面材料及承诺，应当在股东大会召开十四日前发给公司。

（四）在选举独立非执行董事的股东大会召开前，公司应将所有被提名人的有关材料同时报送中国证监会、公司所在地中国证监会派出机构和公司股票挂牌交易的证券交易所。公司董事会对被提名人的有关情况有异议的，应同时报送董事会的书面意见。

对中国证监会持有异议的被提名人，可作为公司董事候选人，但不作为独立非执行董事候选人。

在召开股东大会选举独立非执行董事时，公司董事会应对独立非执行董事候选人是否被中国证监会提出异议的情况进行说明。

第一百五十六条 独立非执行董事每届任期与公司其他董事相同，任期届满，连选可以连任，但是连任时间不得超过六年。 《指导意见》第四条

第一百五十七条 独立非执行董事连续三次未亲自出席董事会会议的，由董事会提请股东大会予以撤换。 《指导意见》第四条

除独立非执行董事出现本章程第一百五十三条规定的情形、前款所规定的情形及《公司法》中规定的不得担任董事的情形外，独立非执行董事任期届满前不得无故被免职。提前免职的，公司应当将其作为特别披露事项予以披露，被免职的独立非执行董事认为公司的免职理由不当的，可以作出公开声明。

第一百五十八条 独立非执行董事在任期届满前可以提出辞职。独立非执行董事辞职应向董事会提交书面辞职报告，对任何与其辞职有关或其认为有必要引起公司和债权人注意的情况进行说明。 《指导意见》第四条

如因独立非执行董事辞职导致公司董事会中独立非执行董事所占的比例低于法律规定的最低要求时，该独立非执

行董事的辞职报告应当在下任独立非执行董事填补其缺额后生效。

第一百五十九条	为充分发挥独立非执行董事的作用，除《公司法》、其他法律和本章程赋予董事的职权外，独立非执行董事拥有以下特别职权： （一）重大关联交易（根据有权的监管部门不时颁布的标准确定）应由独立非执行董事认可后，提交董事会讨论； 独立非执行董事作出判断前，可以聘请中介机构出具独立财务顾问报告，作为其判断的依据，费用由公司承担。 （二）向董事会提议聘用或解聘会计师事务所； （三）向董事会提请召开临时股东大会； （四）提议召开董事会； （五）独立聘请外部审计机构和咨询机构； （六）可以在股东大会召开前公开向股东征集投票权。 独立非执行董事聘请中介机构的费用及其他行使职权时所需要的费用由公司承担。	《独董指导意见》第五条
第一百六十条	独立非执行董事行使上述职权应当取得全体独立非执行董事的二分之一以上同意。 如上述提议未被采纳或上述职权不能正常行使，公司应将有关情况予以披露。	《独董指导意见》第五条
第一百六十一条	独立非执行董事除履行上述职责外，还应当对以下事项向董事会或股东大会发表独立意见： （一）提名、任免董事； （二）聘任或解聘高级管理人员； （三）公司董事、高级管理人员的薪酬；	《独董指导意见》第六条；《规定》第四条第（三）款

（四）公司的股东、实际控制人及其关联企业对公司现有或新发生的总额高于三百万元且高于公司最近经审计净资产值的百分之五的借款或其他资金往来，以及公司是否采取有效措施回收欠款；

（五）董事会未做出现金利润分配预案；

（六）独立非执行董事认为可能损害中小股东权益的事项；

（七）本章程规定的其他事项。

独立非执行董事应当就上述事项发表以下四类意见之一：同意；保留意见及其理由；反对意见及其理由；无法发表意见及其障碍。

如有关事项属于需要披露的事项，公司应当将独立非执行董事的意见予以公告，独立非执行董事出现意见分歧无法达成一致时，董事会应将各独立非执行董事的意见分别披露。

第三节 董事会

第一百六十二条 公司设董事会，董事会作为公司经营决策的常设机构，对股东大会负责。董事会由九名董事组成，设董事长一人，副董事长一人。

董事长、副董事长由全体董事的过半数选举和罢免，董事长和副董事长任期三年，可以连选连任。

《章程指引》第一百零五条；《必备条款》第八十六、八十七条

第一百六十三条 董事会对股东大会负责，行使下列职权：

（一）召集股东大会，并向股东大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案；

《必备条款》第八十八条；《章程指引》第一百零七条

（五）制订公司的利润分配方案和弥补亏损方案；

（六）制订公司增加或者减少注册资本、发行债券的方案；

（七）制定公司发行其他证券及上市方案；

（八）拟订公司合并、分立、解散的方案；

（九）拟订变更公司形式的方案；

（十）拟订公司重大收购、回购本公司股票的方案；

（十一）在股东大会授权范围内，决定公司对外投资、收购出售资产、资产抵押、对外担保事项、委托理财、关联交易等事项；

（十二）制订本章程的修改方案；

（十三）聘任或者解聘公司总裁、董事会秘书；根据总裁的提名，聘任或者解聘公司副总裁、总会计师、总工程师和总经济师等高级管理人员，并决定其报酬事项和奖惩事项；

（十四）决定公司内部管理机构的设置；

（十五）制订公司的基本管理制度；

（十六）管理公司信息披露事项；

（十七）向股东大会提请聘请或更换为公司审计的会计师事务所；

（十八）听取公司总裁的工作汇报并检查总裁的工作；

（十九）法律和本章程规定以及股东大会授予的其他职权。

前款决议事项中，第（六）、（八）和（十二）项需由全体董事的三分之二以上表决同意；董事会在其权限范围内对担保事项作出决议，还必须经过半数的公司全体董事或出

席会议的三分之二以上董事（以较多者为准）审议同意；其它事项均需全体董事的过半数表决同意。

在必要、合理、合法的情况下，对于与所决议事项有关的、无法或无需在董事会上即时决定的具体事项，董事会可以授权总裁及管理层决定。

董事会作出关联交易的决议时，必须由独立非执行董事签字后方能生效。

第一百六十四条 公司董事会应当就注册会计师对公司财务报告出具的非标准审计意见向股东大会作出说明。

《章程指引》第一百零八条

第一百六十五条 董事会制定《董事会议事规则》，以确保董事会落实股东大会决议，提高工作效率，保证科学决策。《董事会议事规则》规定董事会的召开和表决程序，作为本章程附件，由董事会拟定，股东大会批准。

《章程指引》第一百零九条

第一百六十六条 董事会下设战略与投资委员会、提名委员会、审计委员会和薪酬与考核委员会等专门委员会和董事会认为需要设立的其他专门委员会。董事会各专门委员会的议事规则由董事会制定。

各专门委员会对董事会负责，在董事会的统一领导下，为董事会决策提供建议、咨询意见。

各专门委员会可以聘请中介机构提供专业意见，有关费用由公司承担。

第一百六十七条 董事会战略与投资委员会由三名董事组成，主席由其中一名委员担任。战略与投资委员会的主要职责为：

（一）确立公司战略制定程序的基本框架；

（二）适时评估公司长期发展战略，组织拟订公司发展战略和中长期发展规划；

（三）审核公司年度经营计划；

（四）对须经董事会批准的重大投资、融资和担保方案进行研究并提出建议；

（五）对须经董事会批准的重大资本运作、资产经营项目进行研究并提出建议；

（六）研究制订公司重组及转让公司所持股权、改制、并购、组织结构调整的方案；

（七）监督、指导公司的安全风险管理工作；

（八）对其他影响公司发展的重大事项进行研究并提出建议；

（九）对以上事项的实施进行评估检查；

（十）董事会授予的其他职权。

第一百六十八条 董事会提名委员会由三名董事组成，独立非执行董事应当在委员会成员中占二分之一以上的比例，主席由独立非执行董事担任。提名委员会的主要职责为：

（一）定期检讨董事会的架构、人数及组成（包括技能、知识及经验方面），并就任何拟作出的变动向董事会提出建议；

（二）研究董事、总裁和其他高级管理人员的选择标准和程序，并向董事会提出建议；

（三）广泛搜寻具备合适资格可担任董事、总裁和其他高级管理人员的人选；

（四）对董事候选人、总裁候选人和其他高级管理人员人选进行审查并提出建议；

（五）评核独立非执行董事的独立性；

（六）就董事、总裁和其他高级管理人员的委任或重新委任以及董事、总裁和其他高级管理人员（尤其是董事长及总裁）继任计划的有关事宜向董事会提出建议；

（七）董事会授权的其他事宜。

第一百六十九条 董事会审计委员会由三名不在公司管理层任职的董事组成，独立非执行董事应当在委员会成员中占二分之一以上的比例，且委员中至少有一名独立非执行董事具备适当专业资格或具备适当的会计或相关的财务管理专长。主席必须由公司的独立非执行董事担任。审计委员会的主要职责为：

（一）就聘请、续聘及解聘外部审计机构向董事会提供建议，批准外部审计机构的报酬及聘用条款，以及处理任何有关外部审计机构辞职或解聘该审计机构的问题；

（二）审查、监督外部审计机构是否独立客观及审计程序是否有效，并在审计工作开始前事先与审计机构讨论审计性质、范畴和有关申报责任等相关问题；

（三）制定并执行外部审计机构提供非审计服务的政策，并就其认为必须采取的行动或改善的事项向董事会报告，就可采取的步骤提出建议；

（四）审查、监督公司的财务报表、年度报告、中期报告和季度报告的完整性，并审阅报表及报告所载有关财务申报的重大意见。审计委员会在向董事会提交审阅报告时，应当特别针对以下事项：

1. 会计政策及实务的任何更改；
2. 涉及重要判断的地方；
3. 因审计而出现的重大调整；
4. 企业持续经营的假设及任何保留意见；
5. 是否遵守会计准则；
6. 是否遵守有关财务申报的《香港联合交易所有限公司证券上市规则》及其他法律规定；

（五）就前述第（四）款而言：

1. 委员应与公司董事会、高级管理人员及受聘的公司合格会计师联络；审计委员会应至少每年

与公司外部独立审计机构举行一次会议；

2. 审计委员会应当考虑该等报告及账目中所反映或需反映的任何重大或不寻常事项，并应适当考虑任何由公司的合规会计师及审计师提出的事项；

（六）审查公司的财务监控、内部监控及风险管理制度；

（七）与管理层就内部监控系统进行讨论，以确保管理层已履行其职责建立有效的内部监控系统；

（八）主动或应董事会委派，就有关内部监控事宜的重要调查结果及管理层的反馈进行研究；

（九）负责内部审计部门与外部审计机构之间的沟通，确保双方工作得到协调；确保内部审计部门有足够资源运作及内部审计部门在公司的适当地位；审查并监督内部审计职能是否有效；

（十）审查公司的财务、会计政策及实务；

（十一）审查外部审计机构向管理层提交的《审核情况说明函件》、审计机构就会计记录、财务账目或监控系统向管理层提出的任何重大疑问及管理层作出的回答；

（十二）确保董事会及时对外部审计机构在审计报告中提出的事宜作出反馈；

（十三）公司董事会要求的其他事项。

第一百七十条 董事会薪酬与考核委员会由三名董事组成，独立非执行董事应当在委员会成员中占二分之一以上的比例，主席由独立非执行董事担任。薪酬与考核委员会的主要职责为：

（一）根据董事及高级管理人员管理岗位的主要范围、职责、重要性，就制定其薪酬政策、计划或方案向董事会提出建议，包括但不限于绩效评价标准、程序及主要评价体系、奖励和惩罚的主要方案和制度等；

（二）获董事会转授以下职责，即厘订全体执行董事及高级管理人员的特定薪酬待遇，包括非金钱利益、退休金权

利及赔偿金额（包括丧失获终止职务或委任的赔偿），并就非执行董事的薪酬向董事会提出建议。薪酬与考核委员会应考虑的因素包括同类公司支付的薪酬、董事须付出的时间及董事职责、公司内其他职位的雇用条件及是否应该按表现厘订薪酬等；

（三）通过参照董事会通过的公司目标，审查及批准按表现而厘订的薪酬；

（四）审查及批准向执行董事及高级管理人员支付那些与丧失或终止职务或委任有关的赔偿，以确保该等赔偿按有关合约条款厘订；若未能按有关合约条款厘订，赔偿亦须公平合理，不会对公司造成过重负担；

（五）审查及批准因董事行为不当而解雇或罢免有关董事所涉及的赔偿安排，以确保该等安排按有关合约条款厘订；若未能按有关合约条款厘订，有关赔偿亦须合理适当；

（六）确保任何董事或其任何联系人不得自行厘订薪酬；

（七）审查有关董事及高级管理人员履行职责的情况并对其进行年度绩效进行考评；

（八）负责对公司薪酬制度执行情况进行监督；

（九）董事会授权的其他事宜。

第一百七十一条 董事会在处置固定资产时，如拟处置固定资产的预期价值，与此项处置建议前四个月内已处置了的固定资产所得到的价值的总和，超过股东大会最近审议的资产负债表所显示的固定资产价值的百分之三十三，则董事会在未经股东大会批准前不得处置或者同意处置该固定资产。

《必备条款》第八十九条

本条所指对固定资产的处置，包括转让某些资产权益的行为，但不包括以固定资产提供担保的行为。

公司处置固定资产进行的交易的有效性，不因违反本条第一款而受影响。

第一百七十二条 董事会在决策对外投资、收购出售资产、资产抵押、质押、对外担保、委托理财、关联交易等有关事项时，应建立严格的审查和决策程序；重大投资项目应当组织有关专家、专业人员进行评审，并报股东大会批准。

《章程指引》第一百一十条

第一百七十三条 公司董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）督促、检查董事会决议的执行；

（三）签署公司股票、公司债券及其他有价证券；

（四）签署董事会重要文件，代表公司对外签署有法律约束力的重要文件；

（五）董事会授予的其他职权。

《必备条款》第九十条；《章程指引》第一百一十二条

第一百七十四条 公司副董事长协助董事长工作，董事长不能履行职务或者不履行职务的，由董事长委托副董事长履行职务；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事履行职务。

《章程指引》第一百一十三条

第一百七十五条 董事会会议分为定期会议和临时会议。

董事会每年至少在上半年和下半年各召开一次定期会议，会议由董事长召集。

有下列情形之一的，董事长应当在十日内召集临时董事会会议：

（一）代表十分之一以上表决权的股东提议时；

（二）监事会提议时；

（三）董事长认为必要时；

（四）三分之一以上董事提议时；

（五）二分之一以上独立非执行董事提议时；

《必备条款》第九十一条；《章程指引》第一百一十四条和第一百一十五条

（六）公司总裁提议时；

（七）法律及本章程规定的其他情形。

第一百七十六条 董事会召开定期会议和临时会议，董事会办公室应当分别于定期会议召开十日以前和临时会议召开五日以前将盖有董事会办公室印章的书面会议通知，通过专人送达、邮件或传真的方式送交全体董事和监事以及总裁和董事会秘书。非直接送达的，还应当通过电话进行确认并做相应记录。

《必备条款》第九十二条；《章程指引》第一百一十六条

情况紧急，需要尽快召开董事会临时会议的，可以随时通过电话或者其他口头方式发出会议通知，但召集人应当在会议上作出说明并记载于会议记录。

第一百七十七条 董事会会议通知包括以下内容：

《章程指引》第一百一十七条

（一）会议时间和地点；

（二）会议的召开方式；

（三）会议期限；

（四）事由及议题；

（五）会议召集人和主持人、临时会议的提议人及其书面提议；

（六）董事表决所必需的会议材料，包括会议议题的相关背景材料和有助于董事理解公司业务进展的信息和数据；

（七）董事应当亲自出席或者委托其他董事代为出席会议的要求；

（八）联系人和联系方式；

（九）发出通知的日期。

口头会议通知至少应当包括上述第（一）、（二）项内容，

以及情况紧急需要尽快召开董事会临时会议的说明。

第一百七十八条 董事会会议应当有过半数的董事出席方可举行。有关董事拒不出席或者怠于出席会议导致无法满足会议召开的最低人数要求时，董事长和董事会秘书应当及时向监管部门报告。

《必备条款》第九十三条；《章程指引》第一百一十八条

监事可以列席董事会会议；总裁和董事会秘书未兼任董事的，应当列席董事会会议。会议召集人认为有必要的，可以通知其他有关人员列席董事会会议。

第一百七十九条 董事会会议，应由董事本人出席；董事因故不能出席，应当事先审阅会议材料，形成明确的意见，书面委托其他董事代为出席。

《必备条款》第九十四条；《章程指引》第一百二十一条

委托书中应当载明：

（一）委托人和受托人的姓名；

（二）委托人对每项提案的简要意见；

（三）委托人的授权范围和对提案表决意向的指示；

（四）委托的有效期限；

（五）对可能纳入董事会会议议程的临时提案是否有表决权，如果有表决权应行使何种表决权的具体指示；

（六）委托人的签字或盖章及日期。

代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席董事会会议，亦未委托代理人出席的，视为放弃在该次会议上的投票权。

第一百八十条 每项提案经过充分讨论后，主持人应当适时提请与会董事进行表决。

《章程指引》第一百一十八条

董事会决议的表决，实行一人一票。

董事的表决意向分为赞成、反对和弃权。与会董事应当从

以上意向中选择其一，未做选择或者同时选择两个以上意向的，会议主持人应当要求有关董事重新选择。拒不选择的，视为弃权。中途离开会场不回而未做选择的，视为弃权。

第一百八十一条	董事会现场会议（包括视频会议）采用记名投票方式表决。如董事以电话会议或借助类似通讯设备参加现场会议，只要现场与会董事能听清其发言，并进行交流，所有与会董事应视作已亲自出席会议。董事会会议在保障董事充分表达意见的前提下，可以用通讯表决方式进行并作出决议，并由参会董事签字。通讯表决应规定表决的有效时限，在规定时限内未表达意见的董事，视为弃权。 董事会审议通过会议提案并形成相关决议，必须有超过公司全体董事人数之半数的董事对该提案投赞成票。当反对票和赞成票相等时，该议案应当提交股东大会审议。法律和本章程规定董事会形成决议应当取得更多董事同意的，从其规定。 董事会根据本章程的规定，在其权限范围内对担保事项作出决议，除公司全体董事过半数同意外，还必须经出席会议的三分之二以上董事的同意。 不同决议在内容和含义上出现矛盾的，以形成时间在后的决议为准。	《必备条款》第九十三条
第一百八十二条	董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。 在上述情形下，董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联董事人数不足三人的，应将该事项提交股东大会审议。	《章程指引》第一百一十九条；

第一百八十三条 四分之一以上的与会董事或两名以上独立非执行董事认为董事会提案不明确、不具体，或者因会议材料不充分等其他事由导致其无法对有关事项作出判断时，可联名提出缓议该提案，董事会应予采纳。

《意见》第三条

提议缓议的董事应当对提案再次提交审议应满足的条件提出明确要求。

第一百八十四条 公司应依照相关法律及证券交易所规则的规定将董事会决议进行公告，董事会决议公告应当包括以下内容：

（一）会议通知发出的时间和方式；

（二）会议召开的时间、地点、方式，以及是否符合有关法律和本章程的说明；

（三）委托他人出席和缺席的董事人数、姓名、缺席理由和受托董事姓名；

（四）每项提案获得的同意、反对和弃权的票数，以及有关董事反对或者弃权的理由；

（五）涉及关联交易的，说明应当回避表决的董事姓名、理由和回避情况；

（六）需要独立非执行董事事前认可或者独立发表意见的，说明事前认可情况或者所发表的意见；

（七）审议事项的具体内容和会议形成的决议。

第一百八十五条 公司职能部门有义务向董事会决策提供信息和资料。提供信息和资料的职能部门及有关人员应对来自于公司内部且可客观描述的信息的真实性、准确性和完整性承担责任。对于来自公司外部的信息和资料的可靠性，应在进行评估后，才可提供给董事会作决策参考，并向董事会说明。

第一百八十六条 董事会应当对会议所议事项的决定作成会议记录，出席会议的董事和记录员应当在会议记录上签名。董事对会议记

《必备条款》第九十五条

录或者董事会决议有不同意见的，可以在签字时作出书面说明。必要时，应当及时向证券监管部门报告，也可以发表公开声明。

董事既不按前款规定进行签字确认，又不对其不同意见作出书面说明或者向证券监管部门报告、发表公开声明的，视为完全同意会议记录和决议记录的内容，对有关会议记录和决议内容不能免责。

董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者本章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任；但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第一百八十七条	董事会会议记录应当包括以下内容： （一）会议届次、召开的时间、地点及方式； （二）会议通知的发出情况； （三）会议召集人和主持人； （四）与会董事的姓名以及受他人委托出席董事会的董事（代理人）姓名； （五）会议议程； （六）会议审议的提案、董事发言要点和主要意见； （七）每一决议事项的表决方式和结果（表决结果应载明赞成、反对或弃权的票数）。 （八）与会董事认为应当记载的其他事项。	《章程指引》第一百二十三条
第一百八十八条	董事会会议决议、记录连同会议通知、会议材料、会议签到簿、董事代为出席的授权委托书、会议录音资料、表决票一起作为公司档案由董事会办公室保存，保存期限不少于二十年。	《章程指引》第一百二十二条

第十一章 董事会秘书

第一百八十九条 公司设董事会秘书一名，由董事会聘任和解聘。董事会秘书为公司的高级管理人员，对董事会负责。

《必备条款》第九十六条

第一百九十条 公司董事会秘书应当是具有必备的专业知识和经验的自然人，由董事会委任。其主要任务包括：

《必备条款》第九十七条；《秘书工作指引》第二条

（一）保证公司有完整的组织文件和记录；协助董事处理董事会的日常工作，持续向董事提供、提醒 并确保其了解境内外监管机构有关公司运作的法规、政策及要求，协助董事及总裁在行使职权时切实履行境内外法律、本章程及其他有关规定；

（二）负责董事会、股东大会文件的有关组织和准备工作，做好会议记录，保证会议决策符合法定程序，并掌握董事会决议执行的情况；

（三）负责组织协调信息披露，协调与投资者之间的关系，增强公司透明度；

（四）参与组织资本市场融资；

（五）处理与中介机构、监管部门、媒体关系，搞好公共关系。

董事会秘书的职责范围是：

（一）组织筹备董事会会议和股东大会，准备会议材料，安排有关会务，负责会议记录，保障记录的准确性，保管会议文件和记录，主动掌握有关决议的执行情况。对实施中的重要问题，应向董事会报告并提出建议；

《秘书工作指引》第二章

（二）确保公司董事会决策的重大事项严格按规定的程序进行。 根据董事会的要求，参加组织董事会决策事项的咨询、分析，提出相应的意见和建议。受委托承办董事会

及其有关委员会的日常工作；

（三）作为公司与证券监管部门的联络人，负责组织准备和及时递交监管部门所要求的文件，负责接受监管部门下达的有关任务并组织完成；

（四）负责协调和组织公司信息披露事宜，建立健全有关信息披露的制度，参加公司所有涉及信息披露的有关会议，及时知晓公司重大经营决策及有关信息资料；

（五）负责公司股价敏感资料的保密工作，并制定行之有效的保密制度和措施。对于各种原因引起公司股价敏感资料外泄，要采取必要的补救措施，及时加以解释和澄清，并通告公司股票上市地监管机构；

（六）负责协调来访接待，保持与新闻媒体的联系，负责协调解答社会公众的提问，并组织向中国证监会报告有关事宜；

（七）保证公司的股东名册妥善设立，保证有权得到公司有关记录和文件的人及时得到有关记录和文件；

（八）协助董事及总裁在行使职权时切实履行境内外法律、本章程及其他有关规定。在知悉公司作出或可能作出违反有关规定的决议时，有义务及时提醒，并有权如实向中国证监会及其他监管机构反映情况；

（九）协调向公司监事会及其他审核机构履行监督职能提供必要的信息资料，协助做好对有关公司财务负责人、公司董事和总裁履行诚信责任的调查；

（十）履行董事会授予的其他职权以及公司股票上市地要求具有的其他职权。

第一百九十一条	公司董事、总裁及公司内部有关部门要支持董事会秘书依法履行职责，在机构设置、工作人员配备以及经费等方面	《秘书工作指引》第十九条

予以必要的保证。公司各有关部门要积极配合董事会秘书工作机构的工作。

第一百九十二条	董事会秘书对公司负有诚信和勤勉的义务，应当遵守本章程，忠实履行职责，维护公司利益，不得利用在公司的地位和职权为自己谋私利。董事会秘书在需要把部分职责交与他人行使时，必须经董事会同意，并确保所委托的职责得到依法执行，一旦发生违法行为，董事会秘书应当承担相应的责任。	《秘书工作指引》第十六条
第一百九十三条	公司董事或者其他高级管理人员可以兼任公司董事会秘书。公司聘请的会计师事务所的会计师不得兼任公司董事会秘书。 当公司董事会秘书由董事兼任时，如某一行为应当由董事及公司董事会秘书分别作出，则该兼任董事及公司董事会秘书的人不得以双重身份作出。	《必备条款》第九十八条
第一百九十四条	董事会秘书在任职期间出现下列情形之一的，董事会应终止对其聘任： （一）未能履行有关职责和义务，对公司造成重大损失； （二）在执行职务时违反法律、本章程及其他有关规定，造成严重后果或恶劣影响； （三）泄露公司机密，造成严重后果或恶劣影响； （四）监管机构认为其不具备继续出任董事会秘书的条件； （五）董事会认定的其他情形。 公司不得无故解聘董事会秘书，董事会秘书的变动必须事先报中国证监会备案并通知境外上市地的监管机构。公司董事会终止聘任前任董事会秘书的同时，须按规定的程序和手续重新聘任董事会秘书。	《秘书工作指引》第十七条和第二十条

第一百九十五条	被解聘的董事会秘书离任前应接受公司监事会的离任审查，并在公司监事会的监督下，将有关档案材料、尚未了结的事务、遗留问题，完整移交给继任的董事会秘书。董事会秘书在离任时应签订必要的保密协议，履行持续保密义务。	《秘书工作指引》第十八条

第十二章 总裁和其他高级管理人员

第一百九十六条	公司设总裁一名，副总裁若干名，并设总会计师、总工程师和总经济师各一名，均由董事会聘任或解聘。 总裁、副总裁每届任期三年，连聘可以连任。 董事可兼任总裁和副总裁。	《必备条款》第九十九条；《章程指引》第一百二十四条
第一百九十七条	在公司控股股东、实际控制人单位担任除董事以外其他职务的人员，不得担任公司的高级管理人员。	《章程指引》第一百二十六条
第一百九十八条	总裁对董事会负责，行使下列职权： （一）主持公司的生产经营管理工作，组织实施董事会决议，并向董事会报告工作； （二）组织实施公司年度经营计划和投资方案； （三）拟订公司内部管理机构设置方案； （四）拟定公司的基本管理制度； （五）制定公司的基本规章； （六）提请董事会聘任或者解聘公司副总裁、总会计师、总工程师、总经济师； （七）聘任或者解聘除应由董事会决定聘任或者解聘以外的管理人员； （八）提议召开董事会临时会议； （九）本章程或董事会授予的其他职权。	《必备条款》第一百条

第一百九十九条 总裁拟定有关职工工资、福利、安全生产以及劳动保护、社会保险、解聘（或开除）公司职工等涉及职工切身利益的问题时，应当事先听取工会和职工代表大会的意见。

第二百条 总裁应当按照董事会和监事会的要求，及时报告公司重大合同的签订、执行情况、资金运用情况和盈亏情况等，并保证报告的真实性、客观性和完整性。

第二百零一条 总裁列席董事会会议；非董事总裁在董事会会议上没有表决权。

《必备条款》第一百零一条

第二百零二条 总裁应制订《总裁工作细则》，报董事会批准后实施。

《章程指引》第一百二十九条

第二百零三条 《总裁工作细则》应包括下列内容：

《章程指引》第一百三十条

（一）总裁会议召开的条件、程序和参加的人员；

（二）总裁、副总裁及其他高级管理人员各自具体的职责及其分工；

（三）公司资金、资产运用，签订重大合同的权限，以及向董事会、监事会的报告制度；

（四）董事会认为必要的其他事项。

第二百零四条 总裁可以在任期届满以前提出辞职。有关总裁辞职的具体程序和办法由总裁与公司之间的聘任合同规定。

《章程指引》第一百三十一条

第二百零五条 总裁在行使职权时，应当根据法律和本章程的规定，履行忠实和勤勉义务。总裁执行公司职务时违反法律或本章程的规定，给公司造成损失的，应当承担赔偿责任。

《必备条款》第一百零二条

第十三章 监事会

第一节 监事

第二百零六条	董事、总裁和其他高级管理人员不得兼任监事。	《章程指引》第一百三十五条，《必备条款》第一百零六条；
第二百零七条	监事任期每届三年。监事任期届满，连选可以连任。	《章程指引》第一百三十七条；
第二百零八条	监事在任期届满以前，不得被无故解除监事职务。 监事可以在任期届满以前提出辞职，监事辞职应当向监事会提交书面辞职报告。	
第二百零九条	监事任期届满未及时改选，或者监事在任期内辞职导致监事会成员低于法定人数的，在改选出的监事就任前，原监事仍应当依照法律和本章程的规定，履行监事职务。	《章程指引》第一百三十八条
第二百一十条	监事应当保证公司披露的信息真实、准确、完整。	《章程指引》第一百三十九条
第二百一十一条	监事可以列席董事会会议，并对董事会决议事项提出质询或者建议。	《章程指引》第一百四十条
第二百一十二条	监事不得利用其关联关系损害公司利益，若给公司造成损失的，应当承担赔偿责任。	《章程指引》第一百四十一条
第二百一十三条	监事应当依照法律和本章程的规定，忠实勤勉地履行监督职责。 监事执行公司职务时违反法律或本章程的规定，给公司造成损失的，应当承担赔偿责任。	《必备条款》第一百一十一条；《章程指引》第一百四十二条

第二节 监事会

第二百一十四条	公司设监事会。监事会由三名监事组成，监事会设主席一人。监事会主席的任免应当经过三分之二以上监事会成员表决通过。监事会主席召集和主持监事会会议；监事会主	《必备条款》第一百零三条、第一百零四条和第一

席不能履行职务或者不履行职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

监事会包括两名股东代表监事和一名职工代表监事。

股东代表担任的监事由股东大会选举产生和罢免，职工代表担任的监事由公司职工民主选举产生和罢免。

第二百一十五条 监事会向股东大会负责，并依法行使下列职权：

（一）对董事会编制的公司定期报告进行审核并提出书面审核意见；

（二）检查公司财务，必要时可以公司名义另行委托会计师事务所独立审查公司财务；

（三）对董事、总裁及其他高级管理人员执行公司职务的行为进行监督，对违反法律、本章程或者股东大会决议的董事、高级管理人员提出罢免的建议；

（四）当董事、总裁及高级管理人员的行为损害公司的利益时，要求董事、总裁及高级管理人员予以纠正；

（五）提议召开临时股东大会，在董事会不履行法律规定的召集和主持股东大会职责时依法召集和主持股东大会；

（六）向股东大会提出提案；

（七）依照相关法律规定，对董事、高级管理人员提起诉讼；

（八）发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所、律师事务所等专业机构协助其工作。

监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员所发生的合理费用，应当由公司承担。

百零五条；《意见》第七条；《章程指引》第一百四十三条；"证监海函"第五条；附录十三 D 第 1(d)(i)条

《必备条款》第一百零八条和第一百一十条；《章程指引》第一百四十四条

第二百一十六条	监事会会议分为定期会议和临时会议。 监事会每年至少在上半年和下半年各召开一次定期会议，由监事会主席召集。 监事可以提议召开临时监事会会议。	《必备条款》第一百零七条；《章程指引》第一百四十五条
第二百一十七条	监事会制定《监事会议事规则》，明确监事会的议事方式和表决程序，以确保监事会的工作效率和科学决策。 《监事会议事规则》规定监事会的召开和表决程序，作为本章程的附件，由监事会拟定，股东大会批准。	《章程指引》第一百四十六条
第二百一十八条	监事会会议应当有过半数的监事出席方可举行。相关监事拒不出席或者怠于出席会议导致无法满足会议召开的最低人数要求的，其他监事应当及时向股东大会或国家有关监管部门报告。	《必备条款》第一百零九条
第二百一十九条	监事会会议以记名投票方式表决，每一监事享有一票表决权。 监事会现场会议（包括视频会议）可采用举手或记名投票方式表决。如监事以电话会议或借助类似通讯设备参加现场会议，只要现场与会监事能听清其发言，并进行交流，所有与会监事应视作已亲自出席会议。监事会会议在保障监事充分表达意见的前提下，可以用通讯表决方式进行并作出决议，并由参会监事签字。通讯表决应规定表决的有效时限，在规定时限内未表达意见的监事，视为弃权。 监事的表决意向分为赞成、反对和弃权。与会监事应当从以上意向中选择其一，未做选择或者同时选择两个以上意向的，会议主持人应当要求该监事重新选择。拒不选择的，视为弃权。 监事会的决议，应当由三分之二以上监事会成员表决通过。	《必备条款》第一百零九条；“证监海函”第六条；附录十三D第一节(d)(ii)条

第二百二十条 公司应依照相关法律及证券交易所规则的规定对监事会决议进行公告，监事应当保证监事会决议公告的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。监事会决议公告应当包括以下内容：

（一）会议召开的时间、地点、方式，以及是否符合有关法律和本章程的说明；

（二）委托他人出席和缺席的监事人数、姓名、缺席的理由和受托监事姓名；

（三）每项提案获得的同意、反对和弃权的票数，以及有关监事反对或者弃权的理由；

（四）审议事项的具体内容和会议形成的决议。

第二百二十一条 监事会应当将所议事项的决定做成会议记录，会议记录应当包括以下内容：

《章程指引》第一百四十七条

（一）会议届次、召开的时间和地点；

（二）会议召集人和主持人；

（三）会议出席情况；

（四）会议议程；

（五）会议审议的提案、监事对有关事项的发言要点和主要意见、对提案的表决意向；

（六）每项提案的表决方式和表决结果（表决结果应载明赞成、反对或弃权的票数）；

（七）与会监事认为应当记载的其他事项。

第二百二十二条 与会监事应当对会议记录进行签字确认。监事对会议记录有不同意见的，可以在签字时作出书面说明。必要时，应当及时向监管部门报告，也可以发表公开声明。

《章程指引》第一百四十七条

监事既不按前款规定进行签字确认，又不对其不同意见作

出书面说明或者向监管部门报告、发表公开声明的，视为完全同意会议记录的内容。

第二百二十三条 监事会会议记录连同会议通知、会议材料、会议签到簿、监事代为出席的授权委托书、会议录音资料、表决票一起作为公司档案有监事会办公室保存，保存期限不少于二十年。

《章程指引》第一百四十七条

第二百二十四条 监事会会议通知包括以下内容：

（一）举行会议的日期、地点和会议期限；

（二）事由及议题；

（三）发出通知的日期。

《章程指引》第一百四十八条

第十四章 公司董事、监事、总裁和其他高级管理人员的资格和义务

第二百二十五条 有下列情形之一的，不得担任公司的董事、监事、总裁或其他高级管理人员：

（一）无民事行为能力或者限制民事行为能力；

（二）因贪污、贿赂、侵占财产、挪用财产或者破坏社会主义市场经济秩序，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任破产清算的公司、企业的董事或者厂长、经理，对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照、责令关闭的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿；

《必备条款》第一百一十二条

（六）因触犯刑法被司法机关立案调查，尚未结案；

（七）法律规定不能担任企业领导；

（八）非自然人；

（九）被有关主管机构裁定违反有关证券法规的规定，且涉及有欺诈或者不诚实的行为，自该裁定之日起未逾五年。

违反本条规定选举、委派董事、监事、总裁或其他高级管理人员的，该选举、委派或者聘任无效。

第二百二十六条 公司董事、总裁和其他高级管理人员代表公司的行为对善意第三人的有效性，不因其在任职、选举或者资格上有任何不合规行为而受影响。 《必备条款》第一百一十三条

第二百二十七条 除法律或者公司股票上市的证券交易所的上市规则要求的义务外，公司董事、监事、总裁和其他高级管理人员在行使公司赋予他们的职权时，还应当对每个股东负有下列义务： 《必备条款》第一百一十四条

（一）不得使公司超越其营业执照规定的营业范围；

（二）应当真诚地以公司最大利益为出发点行事；

（三）不得以任何形式剥夺公司财产，包括（但不限于）对公司有利的机会；

（四）不得剥夺股东的个人权益，包括（但不限于）分配权、表决权，但不包括根据本章程提交股东大会通过的公司改组。

第二百二十八条 公司董事、监事、总裁和其他高级管理人员都有责任在行使其权利或者履行其义务时，以一个合理的谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为。 《必备条款》第一百一十五条

第二百二十九条 公司董事、监事、总裁和其他高级管理人员在履行职责时，必须遵守诚信原则，不应当置自己于自身的利益与承担的义务可能发生冲突的处境。此原则包括但不限于履行下列义务：

《必备条款》第一百一十六条

（一）真诚地以公司最大利益为出发点行事；

（二）在其职权范围内行使权力，不得越权；

（三）亲自行使所赋予他的酌量处理权，不得受他人操纵；非经法律允许或者得到股东大会在知情的情况下的同意，不得将其酌量处理权转给他人行使；

（四）对同类别的股东应当平等，对不同类别的股东应当公平；

（五）除本章程另有规定或者由股东大会在知情的情况下另有批准外，不得与公司订立合同、交易或者安排；

（六）未经股东大会在知情的情况下同意，不得以任何形式利用公司财产为自己谋取利益；

（七）不得利用职权收受贿赂或者其他非法收入，不得以任何形式侵占公司的财产，包括但不限于对公司有利的机会；

（八）未经股东大会在知情的情况下同意，不得接受与公司交易有关的佣金；

（九）遵守本章程，忠实履行职责，维护公司利益，不得利用其在公司的地位和职权为自己谋取私利；

（十）未经股东大会在知情的情况下同意，不得利用职务便利，为自己或他人谋取本应属于公司的商业机会，自营或者为他人经营与本公司同类的业务，不得以任何形式与公司竞争；

（十一）不得挪用公司资金，不得将公司资产或者资金以

其个人名义或者以其他名义开立帐户存储；

（十二）不得违反本章程的规定，未经股东大会或董事会同意，将公司资金借贷给他人或者以公司财产为公司的股东或者其他个人提供担保；

（十三）不得利用其关联关系损害公司利益；

（十四）未经股东大会在知情的情况下同意，不得泄露其在任职期间所获得的涉及本公司的机密信息；除非以公司利益为目的，亦不得利用该信息；但是，在下列情况下，可以向法院或者其他政府主管机构披露该信息：

1．法律有规定；

2．公众利益有要求；

3．该董事、监事、总裁和其他高级管理人员本身的利益有要求。

第二百三十条 公司董事、监事、总裁和其他高级管理人员，不得指使下列人员或者机构（“相关人”）作出董事、监事、总裁和其他高级管理人员不能从事的行为：

《必备条款》第一百一十七条

（一）公司董事、监事、总裁和其他高级管理人员的配偶或者未成年子女；

（二）公司董事、监事、总裁和其他高级管理人员或者本条（一）项所述人员的信托人；

（三）公司董事、监事、总裁和其他高级管理人员或者本条（一）、（二）项所述人员的合伙人；

（四）由公司董事、监事、总裁和其他高级管理人员在事实上单独控制的公司，或者与本条（一）、（二）、（三）项所提及的人员或者公司其他董事、监事、总裁和其他高级管理人员在事实上共同控制的公司；及

（五）本条第（四）项所指被控制的公司的董事、监事、

总裁和其他高级管理人员。

第二百三十一条 公司董事、监事、总裁和其他高级管理人员所负的诚信义务不一定因其任期结束而终止，其对公司商业秘密保密的义务在其任期结束后仍有效。其他义务的持续期应当根据公平的原则决定，取决于事件发生时与离任之间时间的长短，以及与公司的关系在何种情形和条件下结束。

《必备条款》第一百一十八条

第二百三十二条 公司董事、监事、总裁和其他高级管理人员因违反某项具体义务所负的责任，可以由股东大会在知情的情况下解除，但是本章程第六十三条所规定的情形除外。

《必备条款》第一百一十九条

第二百三十三条 公司董事、监事、总裁和其他高级管理人员，直接或者间接与公司已订立的或者计划中的合同、交易、安排（公司与董事、监事、总裁和其他高级管理人员的聘任合同除外）有重要利害关系时，不论有关事项在正常情况下是否需要董事会批准同意，均应当尽快向董事会披露其利害关系的性质和程度。

《必备条款》第一百二十条；附录三第4（1）条

董事与董事会会议决议事项所涉及的企业有关关联关系的（指在交易对方任职董事或高级管理人员，或能直接或间接控制交易对方的法人单位、或该交易对方直接或间接控制的法人单位任职董事或高级管理人员），不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行（有关联关系的董事须回避出席），董事会会议所作决议须无关联关系董事过半数通过。

董事不得就任何董事会议批准其或其任何联系人（按适时地不时生效的证券上市规则的定义）拥有重大权益的合同、交易或安排或任何其他相关建议进行投票。亦不得列入会议的法定人数。除非有利害关系的公司董事、监事、总裁和其他高级管理人员按照本条第一款的要求向董事会做了披露，并且董事会在不将其计入法定人数，亦未参

加表决的会议上批准了该事项，公司有权撤销该合同、交易或者安排，但在对方是对有关董事、监事、总裁和其他高级管理人员违反其义务的行为不知情的善意当事人的情形下除外。

公司董事、监事、总裁和其他高级管理人员的相关人与某合同、交易、安排有利害关系的，有关董事、监事、总裁和其他高级管理人员也应被视为有利害关系。

第二百三十四条 如果公司董事、监事、总裁和其他高级管理人员在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内容，公司日后达成的合同、交易、安排与其有利害关系，则在通知阐明的范围内，有关董事、监事、总裁和其他高级管理人员视为做了本章前条所规定的披露。

《必备条款》第一百二十一条

第二百三十五条 公司不得以任何方式为其董事、监事、总裁和其他高级管理人员缴纳税款。

《必备条款》第一百二十二条

第二百三十六条 公司不得直接或者间接向本公司和其母公司的董事、监事、总裁和其他高级管理人员提供贷款、贷款担保；亦不得向前述人员的相关人提供贷款、贷款担保。

《必备条款》第一百二十三条

前款规定不适用于下列情形：

（一）公司向其子公司提供贷款或者为子公司提供贷款担保；

（二）公司根据经股东大会批准的聘任合同，向公司的董事、监事、总裁和其他高级管理人员提供贷款、贷款担保或者其他款项，使之支付为了公司目的或者为了履行其公司职责所发生的费用；

（三）如公司的正常业务范围包括提供贷款、贷款担保，公司可以向有关董事、监事、总裁和其他高级管理人员及其相关人提供贷款、贷款担保，但提供贷款、贷款担保的

条件应当是正常商务条件。

第二百三十七条 公司违反前条规定提供贷款的，不论其贷款条件如何，收到款项的人应当立即偿还。

《必备条款》第一百二十四条

第二百三十八条 公司违反第二百三十六条第一款的规定所提供的贷款担保，不得强制公司执行；但下列情况除外：

《必备条款》第一百二十五条

（一）向公司或者其母公司的董事、监事、总裁和其他高级管理人员的相关人提供贷款时，提供贷款人不知情的；

（二）公司提供的担保物已由提供贷款人合法地售予善意购买者的。

第二百三十九条 本章前述条款中所称"担保"，包括由保证人承担责任或者提供财产以保证义务人履行义务的行为。

《必备条款》第一百二十六条

第二百四十条 公司董事、监事、总裁和其他高级管理人员违反对公司所负的义务时，除法律规定的各种权利、补救措施外，公司有权采取以下措施：

《必备条款》第一百二十七条

（一）要求有关董事、监事、总裁和其他高级管理人员赔偿由于其失职给公司造成的损失；

（二）撤销任何由公司与有关董事、监事、总裁和其他高级管理人员订立的合同或者交易，以及由公司与第三人（当第三人明知或者理应知道代表公司的董事、监事、总裁和其他高级管理人员违反了对公司应负的义务）订立的合同或者交易；

（三）要求有关董事、监事、总裁和其他高级管理人员交出因违反义务而获得的收益；

（四）追回有关董事、监事、总裁和其他高级管理人员收受的本应为公司所收取的款项，包括但不限于佣金；

（五）要求有关董事、监事、总裁和其他高级管理人员退还因本应交予公司的款项所赚取的、或者可能赚取的利

息。

第二百四十一条 公司应当就报酬事项与公司董事、监事订立书面合同，并经股东大会事先批准。前述报酬事项包括： 《必备条款》第一百二十八条

（一）作为公司的董事、监事或者高级管理人员的报酬；

（二）作为公司的子公司的董事、监事或者高级管理人员的报酬；

（三）为公司及其子公司的管理提供其他服务的报酬；及

（四）该董事或者监事因失去职位或者退休所获补偿的款项。

除按前述合同外，董事、监事不得因前述事项为其应获取的利益向公司提出诉讼。

第二百四十二条 公司在与公司董事、监事订立的有关报酬事项的合同中应当规定，当公司将被收购时，公司董事、监事在股东大会事先批准的条件下，有权取得因失去职位或者退休而获得的补偿或者其他款项。 《必备条款》第一百二十九条

前款所称"公司被收购"是指下列情况之一：

（一）任何人向全体股东提出收购要约；

（二）任何人提出收购要约，旨在使要约人成为控股股东。控股股东的定义与本章程前述定义相同。

如果有关董事、监事不遵守本条规定，其收到的任何款项，应当归那些由于接受前述要约而将其股份出售的人所有，该董事、监事应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

第十五章 财务会计制度与利润分配

第二百四十三条 公司依照中国法律和国家有关部门制定的中国会计准则 《必备条款》第一百三十条；

	的规定，制定公司的财务会计制度。	《章程指引》第一百四十九条
第二百四十四条	公司应当在每一会计年度终了时制作财务报告，并依法经会计师事务所审计。 公司会计年度采用公历日历年制，即每年公历一月一日起至十二月三十一日止为一个会计年度。公司采用人民币为记帐本位币，帐目用中文书写。 公司财务报告包括下列财务会计报表及附属明细表： （一）资产负债表； （二）损益表； （三）现金流量表； （四）财务情况说明书； （五）利润分配表； （六）财务报表附注。	《必备条款》第一百三十一条
第二百四十五条	公司在每一会计年度公布两次财务报告，即在每一会计年度的前六个月结束后的六十天内公布中期财务报告，会计年度结束后的一百二十天内公布年度财务报告。 公司在每一会计年度前三个月和前九个月结束之日起的一个月内还应当向中国证监会派出机构和证券交易所报送季度财务会计报告。 上述财务会计报告按照有关法律的规定进行编制。	《必备条款》第一百三十六条；《章程指引》第一百五十条
第二百四十六条	公司董事会应当在每次年度股东大会上，向股东呈交有关法律所规定由公司准备的财务报告。	《必备条款》第一百三十二条
第二百四十七条	公司的财务报告须在召开股东大会年会的二十日以前置备于本公司，供股东查阅。 前款的财务报告应包括董事会报告连同资产负债表（包括	《必备条款》第一百三十三条；“证监海函”第七

	适用法例规定须附着的各份文件）及损益帐或收支帐，或（在没有违反有关中国法律的情况下）香港联交所批准的财务摘要报告。公司的每个股东都有权得到本章中所提及的财务报告。 公司至少应当在年度股东大会召开前二十一日，将前述财务报告以邮资已付的邮件寄至每个境外上市外资股股东，收件人地址以股东名册登记的地址为准。	条；附录三第5条
第二百四十八条	公司的财务报表除应当按中国会计准则及法规编制外，还应按国际或境外上市地会计准则编制。如按两种会计准则编制的财务报表有重要出入，应当在财务报表附注中加以注明。公司在分配有关会计年度的税后利润时，以前述两种财务报表中税后利润数较少者为准。	《必备条款》第一百三十四条
第二百四十九条	公司公布或披露的中期业绩或财务资料应当按中国会计标准及法规编制，同时按国际或境外上市地会计准则编制。	《必备条款》第一百三十五条
第二百五十条	公司除法定的会计帐册外，不得另立会计帐册。公司的资产，不以任何个人名义开立账户存储。	《必备条款》第一百三十七条；《章程指引》第一百五十一条
第二百五十一条	资本公积金包括下列款项： （一）超过股票面额发行所得的溢价款； （二）国务院财政主管部门规定列入资本公积金的其他收入。	《必备条款》第一百三十八条
第二百五十二条	公司缴纳所得税后的利润，按下列顺序分配： （一）弥补上一年度的亏损； （二）提取利润的百分之十列入法定公积金； （三）根据公司发展需要提取任意公积金；	《章程指引》第一百五十二条

（四）支付股东股利。

公司法定公积金累计额为公司注册资本的百分之五十以上的，可以不再提取。

公司的法定公积金不足以弥补以前年度亏损的，在依照前款规定提取法定公积金之前，应当先用当年利润弥补亏损。

公司从税后利润中提取法定公积金后，经股东大会决议，还可以从税后利润中提取任意公积金。

公司弥补亏损和提取公积金后所余税后利润，可以按照股东持有的股份比例分配，但本章程规定不按持股比例分配的除外。

股东大会违反前款规定，在公司弥补亏损和提取法定公积金之前向股东分配利润的，股东必须将违反规定分配的利润退还公司。

公司持有的本公司股份不参与分配利润。

第二百五十三条 公司的公积金用于弥补公司的亏损、扩大公司生产经营或者转为增加公司资本。但是，资本公积金将不用于弥补公司的亏损。

法定公积金转为资本时，所留存的该项公积金将不少于转增前公司注册资本的百分之二十五。

《章程指引》第一百五十三条

第二百五十四条 公司可以下列形式（或同时采取两种形式）分配股利：

（一）现金；

（二）股票。

《必备条款》第一百三十九条

第二百五十五条 股东在催缴股款前已缴付的任何股份的股款，均可享有利息，但无权就预缴股款参与其后宣布的股息。

附录三第3(1)条

第二百五十六条 公司应当为持有境外上市外资股股份的股东委任收款代

《必备条款》第一百

理人。收款代理人应当代有关股东收取公司就境外上市外资股股份分配的股利及其他应付的款项，并由其代为保管该等款项，以待支付有关股东。

公司委任的收款代理人应当符合上市地法律或者证券交易所有关规定的要求。

公司委任的香港联交所上市的境外上市外资股股东的收款代理人，应当为依照香港《受托人条例》注册的信托公司。

在遵守中国法律的前提下，对于无人认领的股利，公司可行使没收权力，但该权力仅可在适用的有关时效期届满后才能行使。

公司有权终止以邮递方式向某境外上市外资股持有人发送股息单，但公司应在股息单连续两次未予提现后方可行使此项权力。然而，如股息单在初次邮寄未能送达收件人而遭退回后，公司即可行使此项权力。

公司有权按董事会认为适当的方式出售未能联络的境外上市外资股股东的股份，但必须遵守以下的条件：

（一）公司在十二年内就该等股份最少应已派发三次股利，而于该段期间无人认领股利；

（二）公司在十二年的期间届满后，于公司上市地的一份或多份报章刊登公告，说明其拟将股份出售的意向，并通知公司股票上市地的证券监督管理机构。

四十条；“证监海函”第八条；附录三第3(2)条、第13(1)条和第13(2)条；附录十三D第1(c)条

第二百五十七条 公司股东大会对利润分配方案作出决议后，公司董事会须在股东大会召开后两个月内完成股利（或股份）的派发事项。

《章程指引》第一百五十四条

第二百五十八条 公司向内资股股东支付现金股利和其他款项，以人民币派付。公司向境外上市外资股股东支付现金股利和其他款

项，以人民币计价和宣布，以外币支付。公司向境外上市外资股股东和其他外资股股东支付现金股利和其他款项所需的外币，按国家有关外汇管理的规定办理。

除非有关法律另有规定，用外币支付现金股利和其他款项的，汇率应采用股利和其他款项宣布当日之前一个公历星期中国人民银行公布的有关外汇的平均卖出价。

第二百五十九条 公司向股东分配股利时，应当按照中国税法的规定，根据分配的金额代扣并代缴股东股利收入的应纳税金。

第二百六十条 公司实行内部审计制度，配备专职审计人员，对公司财务收支和经济活动进行内部审计监督。

《章程指引》第一百五十六条

第二百六十一条 公司内部审计制度和审计人员的职责，应当经董事会批准后实施。审计负责人向董事会负责并报告工作。

《章程指引》第一百五十七条

第十六章 会计师事务所的聘任

第二百六十二条 公司应当聘用符合中国法律有关规定的、独立的会计师事务所，审计公司的年度财务报告，并审核公司的其他财务报告。

《必备条款》第一百四十一条

公司的首任会计师事务所可以由公司创立股东大会在首次年度股东大会前聘任，该会计师事务所的任期在首次年度股东大会结束时终止。

公司创立股东大会不行使前款规定的职权时，由董事会行使该职权。

第二百六十三条 公司聘用会计师事务所的聘期，自公司本次年度股东大会结束时起至下次年度股东大会结束时止。

《必备条款》第一百四十二条

第二百六十四条 经公司聘用的会计师事务所享有下列权利：

《必备条款》第一百四十三条

（一）查阅公司的帐簿、记录或者凭证，并有权要求公司的董事、总裁或者其他高级管理人员提供有关资料和说

明；

（二）要求公司采取合理措施，从其子公司取得该会计师事务所为履行职务而必需的资料和说明；

（三）列席股东会议，得到任何股东有权收到的会议通知或者与会议有关的其他信息，在股东会议上就涉及其作为公司聘用的会计师事务所的事宜发言。

第二百六十五条 如果会计师事务所职位出现空缺，董事会在股东大会召开前，可以委任会计师事务所填补该空缺。但在空缺持续期间，公司如有其他在任的会计师事务所，该等会计师事务所仍可行事。

《必备条款》第一百四十四条

第二百六十六条 不论会计师事务所与公司订立的合同条款如何规定，股东大会可以在任何会计师事务所任期届满前，通过普通决议决定将该会计师事务所解聘。有关会计师事务所如有因被解聘而向公司索偿的权利，有关权利不因此而受影响。

《必备条款》第一百四十五条

第二百六十七条 会计师事务所的报酬或者确定报酬的方式由股东大会决定。由董事会聘任的会计师事务所的报酬由董事会确定。

《必备条款》第一百四十六条

第二百六十八条 公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报国务院证券主管机构备案。

股东大会在拟通过决议，聘任一家非现任的会计师事务所，以填补会计师事务所职位的任何空缺，或解聘一家任期未届满的会计师事务所时，应当按以下规定办理：

（一）有关聘任或解聘的提案在股东大会会议通知发出之前，应当送给拟聘任的或拟离任的或在有关会计年度已离任的会计师事务所。

离任包括被解聘、辞聘和退任。

（二）如果即将离任的会计师事务所作出书面陈述，并要求公司将该陈述告知股东，公司除非收到书面陈述过迟，

《必备条款》第一百四十七条；“证监海函”第九条；附录十三D第1(e)(i)条

否则应当采取以下措施：

1. 在为作出决议而发出的通知上说明将离任的会计事务所作出了陈述；及

2. 将陈述副本作为通知的附件以章程规定的方式送达股东。

（三）公司如果未将有关会计师事务所的陈述按本款（二）项的规定送出，有关会计师事务所可要求该陈述在股东大会上宣读，并可以进一步作出申诉。

（四）离任的会计师事务所有权出席以下的会议：

1. 其任期应到期的股东大会；

2. 为填补因其被解聘而出现空缺的股东大会；及

3. 因其主动辞聘而召集的股东大会。

离任的会计师事务所有权收到上述会议的所有通知或与会议有关的其他信息，并在前述会议上就涉及其作为公司前会计师事务所的事宜发言。

第二百六十九条 公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。

《必备条款》第一百四十八条；“证监海函”第十条；附录十三D第1(e)(ii)条、第1(e)(iii)条和第1(e)(iv)条

会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

会计师事务所可以用把辞聘书面通知置于公司法定地址的方式辞去其职务。通知在其置于公司法定地址之日或者通知内注明的较迟的日期生效。该通知应当包括下列陈述：

1. 认为其辞聘并不涉及任何应该向公司股东或债权人交代情况的声明；或

2. 任何该等应交代情况的陈述。

该等通知在其置于公司法定地址之日或通知内注明的较迟的日期生效。

公司收到前款所指的书面通知的十四日内，须将该通知复印件送出给有关主管之机关。如果通知载有前款两项提及的陈述，公司应当将该陈述的副本备置于公司，供股东查阅。公司还应将前述陈述副本以邮资已付的邮件寄给每个境外上市外资股股东，受件人地址以股东的名册登记的地址为准。

如果会计师事务所的辞职通知载有本条（一）(2) 项所提及的陈述，会计师事务所可要求董事会召集临时股东大会，听取其就辞职有关情况作出的解释。

第十七章 信息披露

第二百七十条 公司董事会应当按照法律、公司股票上市地证券监督管理机构的相关规定及本章程有关规定制定信息披露的标准、方式、途径等，建立、健全公司信息披露制度。

第二百七十一条 公司遵循真实、准确、完整和及时原则，规范地披露信息。

第十八章 公司的合并、分立、解散与清算

第二百七十二条 公司可以依法进行合并或者分立。公司的合并和分立事项应当遵守相关法律的规定。

公司合并可以采取吸收合并和新设合并两种形式。一个公司吸收其他公司为吸收合并，被吸收的公司解散。两个以上公司合并设立一个新的公司为新设合并，合并各方解散。

第二百七十三条 公司合并或者分立，应当由公司董事会提出方案，按本章程规定的程序通过后，依法办理有关审批手续。反对公司合并、分立方案的股东，有权要求公司或者同意公司合并、

《必备条款》第一百四十九条

	分立方案的股东，以公平价格购买其股份。公司合并、分立决议的内容应当作成专门文件，供股东查阅。 对境外上市外资股股东，前述文件还应当以邮件方式送达。	
第二百七十四条	公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在中国证监会指定的报纸及公司网站与证券交易所网站上公告。债权人自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，可以要求公司清偿债务或者提供相应的担保。 公司合并时，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。	《必备条款》第一百五十条；《章程指引》第一百七十一条、第一百七十二条和第一百七十三条
第二百七十五条	公司分立，其财产作相应的分割。 公司分立，应当编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在中国证监会指定的报纸及公司网站与证券交易所网站上公告。 公司分立前的债务由分立后的公司承担连带责任。但是，公司在分立前与债权人就债务清偿达成的书面协议另有约定的除外。	《必备条款》第一百五十一条；《章程指引》第一百七十四条和第一百七十五条
第二百七十六条	公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，应当依法办理公司注销登记；设立新公司的，应当依法办理公司设立登记。	《必备条款》第一百五十二条；《章程指引》第一百七十七条
第二百七十七条	公司有下述情形之一的，应当依法解散： （一）股东大会决议解散； （二）因公司合并或者分立需要解散；	《必备条款》第一百五十三条；《章程指引》第一百七十八条

（三）公司因不能清偿到期债务依法宣告破产；

（四）依法被吊销营业执照、责令关闭或者被撤销；

（五）公司经营管理发生严重困难，继续存续会使股东利益受到重大损失，通过其他途径不能解决的，持有公司全部股东表决权百分之十以上的股东，可以请求人民法院解散公司。

第二百七十八条	公司因前条第（一）项、第（二）项、第（四）项、第（五）项规定而解散的，应当在解散事由出现之日起十五日内成立清算组，开始清算。清算组由股东大会以普通决议确定的人员组成。逾期不成立清算组进行清算的，债权人可以申请人民法院指定有关人员组成清算组进行清算。 公司因前条第（三）项情形而解散的，由人民法院依照有关法律的规定，组织公司的股东、有关机关及有关专业人员成立清算组，进行清算。	《必备条款》第一百五十四条；《章程指引》第一百八十条
第二百七十九条	如董事会决定公司进行清算（因公司宣告破产而清算的除外），应当在为此召集的股东大会的通知中，声明董事会对公司的状况已经做了全面的调查，并认为公司可以在清算开始后十二个月内全部清偿公司债务。 股东大会进行清算的决议通过之后，公司董事会的职权立即终止。 清算组应当遵循股东大会的指示，每年至少向股东大会报告一次清算组的收入和支出，公司的业务和清算的进展，并在清算结束时向股东大会作最后报告。	《必备条款》第一百五十五条
第二百八十条	清算组应当自成立之日起十日内通知债权人，并于六十日内在中国证监会指定的报纸及公司网站与证券交易所网站上至少公告三次。清算组应当对债权进行登记。 债权人应当自接到通知书之日起三十日内，未接到通知书	《必备条款》第一百五十六条；《章程指引》第一百八十二条

的自公告之日起四十五日内，向清算组申报其债权。

债权人申报债权，应当说明债权的有关事项，并提供证明材料。清算组应当对债权进行登记。

在申报债权期间，清算组不得对债权人进行清偿。

第二百八十一条	清算组在清算期间行使下列职权： （一）清理公司财产，分别编制资产负债表和财产清单； （二）通知、公告债权人； （三）处理与清算有关的公司未了结的业务； （四）清缴所欠税款以及清算过程中产生的税款； （五）清理债权、债务； （六）处理公司清偿债务后的剩余财产； （七）代表公司参与民事诉讼活动。	《必备条款》第一百五十七条；《章程指引》第一百八十一条
第二百八十二条	清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者人民法院确认。 公司财产在分别支付清算费用、职工的工资、社会保险费用和法定补偿金，缴纳所欠税款，清偿公司债务后的剩余财产，公司按照股东持有的股份比例分配。 清算期间，公司存续，但不能开展与清算无关的经营活动。公司财产在未按前款规定清偿前，将不会分配给股东。	《必备条款》第一百五十八条；《章程指引》第一百八十三条
第二百八十三条	清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当依法向人民法院申请宣告破产。 公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。	《必备条款》第一百五十九条；《章程指引》第一百八十四条
第二百八十四条	公司清算结束后，清算组应当制作清算报告以及清算期内	《必备条款》第一百

	收支报表和财务帐册，经中国注册会计师验证后，报股东大会或者人民法院确认，并在经股东大会或者人民法院确认之日起三十日内，将前述文件报送公司登记机关，申请注销公司登记，公告公司终止。	六十条；《章程指引》第一百八十五条
第二百八十五条	清算组成员应当忠于职守，依法履行清算义务。 清算组成员不得利用职权收受贿赂或者其他非法收入，不得侵占公司财产。 清算组成员因故意或者重大过失给公司或者债权人造成损失的，应当承担赔偿责任。	《章程指引》第一百八十六条

第十九章 修改公司章程

第二百八十六条	公司根据法律及本章程的规定，可以修改本章程。 有下列情形之一的，公司应当修改章程： （一）《公司法》或有关法律修改后，章程规定的事项与修改后的法律的规定相抵触； （二）公司的情况发生变化，与章程记载的事项不一致； （三）股东大会决定修改章程。	《必备条款》第一百六十一条；《章程指引》第一百八十八条
第二百八十七条	除本章程另有规定外，修改本章程应遵循下列程序： （一）由董事会依本章程通过决议，拟定章程修改方案或由股东提出修改章程议案； （二）将修改方案通知股东，并召集股东大会进行表决； （三）提交股东大会表决的修改内容应以特别决议通过。	
第二百八十八条	章程修改事项属于法律要求披露的信息，按规定予以公告。	
第二百八十九条	本章程的修改涉及《到境外上市公司章程必备条款》内容的，经国务院授权的公司审批部门批准后生效；涉及公司登记事项的，应当依法办理变更登记。	《必备条款》第一百六十二条

第二十章 通知和公告

第二百九十条 公司的通知以下列一种或者几种形式发出：

《章程指引》第一百六十三条；附录三第7（1）、（3）条

（一）以专人送出；

（二）以邮件方式送出；

（三）以传真方式送出；

（四）以公告方式进行，公告须在中国证监会指定的报纸、公司网站与证券交易所网站上刊登；

（五）公司或受通知人事先约定或受通知人收到通知后认可的其他形式；

（六）公司股票上市地的证券监督管理机构认可的或本章程规定的其他形式。

除非另有规定，公司按规定或获允许通过公告形式发出或送出的任何通知或报告必须最低限度在一份获国务院证券主管机构指定的全国性发行的报刊上刊登，并且在可行的情况下，尽可能于公司股票上市地，按可资适用的法规及证券交易所规则的要求刊登该通知。

第二百九十一条 除非本章程另有规定，公司发给境外上市外资股股东的通知、资料或书面声明，须按该每一境外上市外资股股东名册登记的地址专人送达，或以邮递等方式寄至该每一位境外上市外资股股东。

公司发给内资股股东的通知，应在国务院证券主管机关指定的一家或多家报刊上刊登公告，该公告一旦刊登，所有内资股股东即被视为已收到有关通知。

第二百九十二条 公司通知以专人送出的，由被送达人在送达回执上签名（或盖章），被送达人签收日期为送达日期；

《章程指引》第一百六十五条、第一百六十六条和

公司通知以邮件送出的，自交付邮局之日起第四十八小时

为送达日期；

第一百六十七条

公司通知以传真或电子邮件或网站发布方式送出的，发出之日为送达日期；

公司通知以公告方式送出的，第一次公告刊登日为送达日期，有关公告在符合有关规定的报刊上刊登。

第二百九十三条 若上市地上市规则要求公司以英文本和中文本发送、邮寄、派发、发出、公布或以其他方式提供公司相关文件，如果公司已作出适当安排以确定其股东是否希望只收取英文本或只希望收取中文本，以及在适用法律和法规允许的范围内并根据适用法律和法规，公司可（根据股东说明的意愿）向有关股东只发送英文本或只发送中文本。

第二十一章 争议解决

第二百九十四条 除非本章程另有规定，公司遵从下述争议解决规则：

《必备条款》第一百六十三条；“证监海函”第十一条

（一）凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、总裁或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于本章程、《公司法》及其他有关法律所规定的权利义务发生的与公司事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为公司或公司股东、董事、监事、总裁或者其他高级管理人员，应当服从仲裁。

有关股东界定、股东名册的争议，可以不用仲裁方式解决。

（二）申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按

其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。

如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。

（三）以仲裁方式解决因（一）项所述争议或者权利主张，适用中国的法律；但法律、行政法规另有规定的除外。

（四）仲裁机构作出的裁决是终局裁决，对各方均具有约束力。

第二十二章 附则

第二百九十五条 本章程中所称“会计师事务所”的含义与《香港联合交易所有限公司证券上市规则》中所称的“核数师”相同。

《必备条款》第一百六十五条

第二百九十六条 本章程用中文书写。其他任何语种或不同版本的章程与本章程有歧义的，以在国家工商总局最近一次登记备案的本章程中文版为准。

《章程指引》第一百九十四条

第二百九十七条 除非本章程上下文另有规定，本章程中下列术语具有如下含义：

《必备条款》第四十八条；《章程指引》第一百九十二条

（一）直系亲属，是指配偶、父母、子女。

（二）主要社会关系，是指兄弟姐妹、配偶的父母、子女的配偶、兄弟姐妹的配偶、配偶的兄弟姐妹。

（三）全体董事，是指本章程第一百六十二条规定的董事会全体组成人员，即九名董事。

（四）全体监事，是指本章程第二百一十四条规定的监事会全体组成人员，即三名监事。

（五）法律，是指中国境内于本章程生效之日现行有效的和不时颁布或修改的可适用的法律、行政法规、部门规章、

地方性法规、地方政府规章以及具有法律约束力的政府规范性文件等，但在仅与“行政法规”并用时特指中国全国人民代表大会及其常务委员会通过的法律规范。

（六）行政法规，是指中国国务院根据宪法和法律制定并以国务院令予以公布的法律规范。

（七）子公司，是指受公司直接或间接控制的具有法人资格并独立承担民事责任的公司。

（八）控股股东，是指具备以下条件之一的人：

1．该人单独或者与他人一致行动时，可以选出半数以上的董事；

2．该人单独或者与他人一致行动时，可以行使公司百分之三十以上（含百分之三十）的表决权或者可以控制公司的百分之三十以上（含百分之三十）表决权的行使；

3．该人单独或者与他人一致行动时，持有公司发行在外百分之三十以上（含百分之三十）的股份；

4．该人单独或者与他人一致行动时，以其他方式在事实上控制公司。

（九）一致行动，是指两个或者两个以上的人以协议的方式（不论口头或者书面）达成一致，通过其中任何一人取得对公司的投票权，以达到或者巩固控制公司的目的的行为。

（十）实际控制人，是指虽不是公司的股东，但通过投资关系、协议或者其他安排，能够实际支配公司行为的人。

（十一）关联关系，是指公司控股股东、实际控制人、董事、监事、高级管理人员与其直接或者间接控制的企业之间的关系以及可能导致公司利益转移的其他关系。但是，国家控股的企业之间不仅因为同受国家控股而具有关联关系。

第二百九十八条	除本章程另有规定外，本章程所称“以上”、“以内”、“以下”都含本数或本日；“低于”、“不满”、“以外”、“多于”、“超过”、“过”、“以前”、“以后”，不含本数。	《章程指引》第一百九十五条
第二百九十九条	本章程的解释权属于公司董事会，本章程未尽事宜，由董事会提交股东大会决议通过。	《章程指引》第一百九十六条
第三百条	本章程附件包括《股东大会议事规则》、《董事会议事规则》和《监事会议事规则》。	《章程指引》第一百九十七条

Two International Finance Centre
8 Finance Street, Central
Hong Kong
Phone: (852) 2846 9888
Fax: (852) 2868 4432
www.ey.com/china

香港中環金融街8號
國際金融中心2期18樓
電話：(852) 2846 9888
傳真：(852) 2868 4432



29 February 2008

The Directors
China Railway Construction Corporation Limited
CITIC Securities Corporate Finance (HK) Limited
Citigroup Global Markets Asia Limited
Macquarie Securities Limited

Dear Sirs,

We set out below our report on the financial information regarding China Railway Construction Corporation Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 31 December 2004, 2005 and 2006, and the eleven-month period ended 30 November 2007 (the "Relevant Periods") (the "Financial Information"), and the eleven-month period ended 30 November 2006 (the "30 November 2006 Financial Information"), prepared on the basis set out in note 2 of Section II below, for inclusion in the Prospectus of the Company dated 29 February 2008 (the "Prospectus") in connection with the listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange").

The Company was incorporated on 5 November 2007 in Beijing, the People's Republic of China (the "PRC" or "Mainland China", which excludes for the purpose of this report, the Hong Kong Special Administrative Region of the PRC or Hong Kong, the Macau Special Administrative Region of the PRC or Macau, and Taiwan), as a joint stock company with limited liability under the Company Law of the PRC. Pursuant to a group restructuring (the "Restructuring") of China Railway Construction Corporation ("CRCCG"), a state-owned enterprise in the PRC, the Company became the holding company of the Group. Details of the Restructuring are set out in note 1 of Section II below.

The Group, its jointly-controlled entities and associates have adopted 31 December as their financial year end date for statutory reporting purposes. The financial statements of these companies were prepared in accordance with the relevant accounting principles and financial regulations applicable to PRC enterprises (the "Previous PRC GAAP") or other accounting principles applicable to these companies in their respective jurisdictions. Particulars of the Company and its principal subsidiaries, jointly-controlled entities and associates are set out in note 1 of Section II below.

The statutory consolidated financial statements of CRCCG and its subsidiaries for each of the three years ended 31 December 2004, 2005 and 2006 were prepared in accordance with the Previous PRC GAAP

and were audited by China Audit Certified Public Accountants Limited ("中審會計師事務所有限公司"), a certified public accounting firm registered in the PRC.

For the purpose of the Restructuring, the directors of the Company (the "Directors") have prepared the consolidated financial statements of the Group for the Relevant Periods and the financial statements of the Company for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 in accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance (the "MOF") of the PRC in 2006, and other related regulations issued by the MOF (collectively the "New PRC GAAP"), which were audited by Ernst & Young Hua Ming ("安永華明會計師事務所"), a certified public accounting firm registered in the PRC.

The Group prepared the Financial Information which includes the consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements of the Group for the Relevant Periods, the consolidated balance sheets of the Group as at 31 December 2004, 2005 and 2006 and 30 November 2007 and the balance sheet of the Company as at 30 November 2007, together with the notes thereto, in accordance with the International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board ("IASB") which were audited by us in accordance with International Standards on Auditing issued by the International Auditing and Assurance Standards Board (the "IAASB"). The Financial Information has been prepared from the audited consolidated financial statements of the Group and the financial statements of the Company prepared in accordance with IFRSs for the Relevant Periods (the "IFRS Financial Statements").

For the purpose of this report, we have carried out an independent audit on the Financial Information in accordance with International Standards on Auditing issued by the IAASB and have examined the Financial Information and carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants. No adjustments were considered necessary to adjust the IFRS Financial Statements to conform to the accounting policies referred to in note 3.2 of Section II of this report for the Relevant Periods.

The IFRS Financial Statements are the responsibility of the Directors who approved their issuance. The Directors are also responsible for the contents of the Prospectus, including the preparation and the true and fair presentation of the Financial Information in accordance with IFRSs. It is our responsibility to form an independent opinion and a review conclusion based on our audit of the Financial Information for the Relevant Periods and our review on the 30 November 2006 Financial Information, respectively, and to report our opinion and review conclusion, respectively, thereon.

Our responsibility is to express an opinion on the Financial Information based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the Financial Information are free from material misstatement.

Procedures Performed in Respect of the Relevant Periods

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and

fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Procedures Performed in Respect of the 30 November 2006 Financial Information

The comparative consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the eleven-month period ended 30 November 2006 together with the notes thereto have been extracted from the Group's interim financial information for the same period which was prepared by the Directors solely for the purpose of this report. We conducted our review in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the IAASB. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Opinion in Respect of the Relevant Periods

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the consolidated operating results and cash flows of the Group for each of the Relevant Periods and of the state of affairs of the Group as at 31 December 2004, 2005 and 2006, and 30 November 2007, and of the Company as at 30 November 2007 in accordance with IFRSs.

Review Conclusion in Respect of the 30 November 2006 Financial Information

Based on our review which does not constitute an audit, for the purpose of this report, nothing has come to our attention that causes us to believe that the 30 November 2006 Financial Information does not give a true and fair view of the consolidated operating results and cash flows of the Group for the eleven-month period ended 30 November 2006 in accordance with IFRSs.

I. FINANCIAL INFORMATION

(A) Consolidated Income Statements

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
REVENUE	6	86,187,491	110,794,747	153,608,974	138,283,661	146,666,955
Cost of sales		(79,802,559)	(102,869,824)	(144,012,964)	(129,682,141)	(136,934,467)
Gross profit		6,384,932	7,924,923	9,596,010	8,601,520	9,732,488
Other income and gains, net	6	125,178	202,823	185,868	133,146	549,717
Selling and distribution costs		(760,901)	(926,945)	(893,106)	(812,084)	(582,536)
Administrative expenses		(4,661,234)	(5,251,653)	(6,002,090)	(5,458,462)	(5,529,858)
Other expenses		(630,625)	(674,205)	(448,343)	(420,196)	(228,251)
PROFIT FROM OPERATIONS	7	457,350	1,274,943	2,438,339	2,043,924	3,941,560
Finance revenue	8	280,745	384,032	546,587	493,702	537,798
Finance costs	8	(416,216)	(782,795)	(909,326)	(826,659)	(1,077,471)
Share of profits and losses of:						
Jointly-controlled entities		49,622	34,122	25,535	22,963	12,859
Associates		396	25,086	(2,888)	(890)	2,285
PROFIT BEFORE TAX		371,897	935,388	2,098,247	1,733,040	3,417,031
Tax	11	(179,321)	(409,507)	(596,289)	(499,668)	(1,411,560)
PROFIT FOR THE YEAR/PERIOD		192,576	525,881	1,501,958	1,233,372	2,005,471
Attributable to:						
Equity holder of the Company	12	102,867	349,339	1,212,950	1,007,686	2,008,655
Minority interests		89,709	176,542	289,008	225,686	(3,184)
		192,576	525,881	1,501,958	1,233,372	2,005,471
Distributions	13	—	132,681	305,142	279,747	4,684,989
Earnings per share attributable to equity holder of the Company:						
Basic	14	1.29 cents	4.37 cents	15.16 cents	12.60 cents	25.11 cents
Diluted	14	N/A	N/A	N/A	N/A	N/A

(B) Consolidated Balance Sheets

	Notes	31 December 2004	31 December 2005	31 December 2006	30 November 2007
		RMB'000	RMB'000	RMB'000	RMB'000
NON-CURRENT ASSETS					
Property, plant and equipment	15	10,773,879	11,474,280	14,166,142	14,905,537
Prepaid land lease payments	16	1,342,575	1,297,646	1,441,246	4,551,279
Intangible assets	17	131,314	142,099	338,850	1,010,607
Interests in jointly-controlled entities	19	29,991	63,334	68,381	72,421
Interests in associates	20	152,738	343,045	365,735	235,081
Held-to-maturity investments	21	155,061	172,512	19,133	18,818
Available-for-sale investments	22	339,434	456,007	537,811	866,603
Deferred tax assets	23	4,272,242	4,148,411	3,928,131	3,244,426
Trade and bills receivables	27	911,796	1,274,871	1,570,812	917,185
Prepayments, deposits and other receivables	28	23,787	52,905	60,785	80,550
Total non-current assets		18,132,817	19,425,110	22,497,026	25,902,507
CURRENT ASSETS					
Prepaid land lease payments	16	24,444	25,838	28,823	100,096
Inventories	24	4,010,661	4,565,903	5,994,469	7,889,714
Properties under development		401,116	758,091	1,584,627	3,665,402
Completed properties held for sale	25	303,451	358,142	296,404	318,867
Construction contracts	26	13,126,531	23,172,205	28,054,058	36,029,555
Trade and bills receivables	27	13,458,411	16,189,087	22,430,313	26,691,973
Prepayments, deposits and other receivables	28	15,741,978	18,391,030	21,524,630	27,328,069
Held-to-maturity investments	21	150,000	192,000	305,038	25,005
Financial assets at fair value through profit or loss	29	325,659	98,977	65,227	110,617
Pledged deposits	30	368,971	471,499	808,265	977,362
Cash and cash equivalents	30	13,600,610	16,699,423	20,960,846	25,769,393
		61,511,832	80,922,195	102,052,700	128,906,053
Non-current asset held for sale	44	—	—	—	210,000
Total current assets		61,511,832	80,922,195	102,052,700	129,116,053
TOTAL ASSETS		79,644,649	100,347,305	124,549,726	155,018,560

(B) Consolidated Balance Sheets (continued)

	Notes	31 December 2004	31 December 2005	31 December 2006	30 November 2007
		RMB'000	RMB'000	RMB'000	RMB'000
CURRENT LIABILITIES					
Trade and bills payables	31	23,496,329	29,165,756	37,512,875	42,235,912
Construction contracts	26	5,995,098	8,977,285	14,408,867	13,959,780
Other payables and accruals	32	25,203,083	32,765,585	38,048,543	57,699,815
Interest-bearing bank and other borrowings	33	7,823,496	9,835,288	12,514,681	19,550,275
Provisions for supplementary pension subsidies and early retirement benefits	35	658,280	759,690	1,080,490	1,077,140
Tax payable		231,535	293,468	374,979	1,075,590
Provisions	37	—	6,727	—	7,810
Total current liabilities		63,407,821	81,803,799	103,940,435	135,606,322
NET CURRENT LIABILITIES		(1,895,989)	(881,604)	(1,887,735)	(6,490,269)
TOTAL ASSETS LESS CURRENT LIABILITIES		16,236,828	18,543,506	20,609,291	19,412,238
NON-CURRENT LIABILITIES					
Trade and bills payables	31	585,182	823,721	737,824	650,213
Other payables and accruals	32	403,468	237,194	275,230	330,516
Interest-bearing bank and other borrowings	33	1,188,752	3,040,426	4,725,715	6,250,464
Provisions for supplementary pension subsidies and early retirement benefits	35	11,108,550	10,855,030	10,169,760	6,783,750
Deferred tax liabilities	23	530,235	564,941	636,080	167,583
Other long term liabilities		174,929	203,192	168,843	108,179
Deferred revenue	36	15,766	215,149	196,071	186,557
Provisions	37	6,957	1,301	11,999	—
Total non-current liabilities		14,013,839	15,940,954	16,921,522	14,477,262
NET ASSETS		2,222,989	2,602,552	3,687,769	4,934,976
EQUITY ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY					
Owner's equity		1,603,894	1,774,339	2,637,393	—
Issued share capital	38	—	—	—	8,000,000
Reserves	39(a)	—	—	—	(3,273,432)
		1,603,894	1,774,339	2,637,393	4,726,568
MINORITY INTERESTS		619,095	828,213	1,050,376	208,408
TOTAL EQUITY		2,222,989	2,602,552	3,687,769	4,934,976

(C) Consolidated Statements of Changes in Equity

	Attributable to equity holder of the Company						
	Owner's equity	Issued share capital	Capital reserve	Available-for-sale investment revaluation reserve	Total	Minority interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As at 1 January 2004	1,510,158	—	—	—	1,510,158	662,951	2,173,109
Capital contributions	46,967	—	—	—	46,967	18,234	65,201
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(207,897)	(207,897)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (note (a))	(56,098)	—	—	—	(56,098)	56,098	—
Profit for the year	102,867	—	—	—	102,867	89,709	192,576
As at 31 December 2004 and 1 January 2005	1,603,894	—	—	—	1,603,894	619,095	2,222,989
Capital contributions	—	—	—	—	—	99,319	99,319
Distributions (note 13)	(132,681)	—	—	—	(132,681)	—	(132,681)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(112,956)	(112,956)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (note (a))	(46,213)	—	—	—	(46,213)	46,213	—
Profit for the year	349,339	—	—	—	349,339	176,542	525,881
As at 31 December 2005 and 1 January 2006	1,774,339	—	—	—	1,774,339	828,213	2,602,552
Capital contributions	—	—	—	—	—	48,560	48,560
Distributions (note 13)	(305,142)	—	—	—	(305,142)	—	(305,142)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(160,159)	(160,159)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (note (a))	(44,754)	—	—	—	(44,754)	44,754	—
Profit for the year	1,212,950	—	—	—	1,212,950	289,008	1,501,958
As at 31 December 2006 and 1 January 2007	2,637,393	—	—	—	2,637,393	1,050,376	3,687,769
Capital contributions	—	—	—	—	—	83,473	83,473
Distributions (note 13)	(701,455)	—	—	—	(701,455)	—	(701,455)
Other distribution (note 13)	(2,252,651)	—	—	—	(2,252,651)	—	(2,252,651)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(253,468)	(253,468)
Changes in fair values of available-for-sale investments (note 22)	—	—	—	247,637	247,637	—	247,637
Deferred tax liabilities arising from changes in fair values of available-for-sale investments (note 23)	—	—	—	(21,522)	(21,522)	—	(21,522)
Acquisition of minority interests (note (b))	(1,937,993)	—	—	—	(1,937,993)	(717,672)	(2,655,665)
Distributions pursuant to the Restructuring (note 13):							
(i) Property, plant and equipment (note 15)	(1,111,263)	—	—	—	(1,111,263)	—	(1,111,263)
(ii) Prepaid land lease payments (note 16)	(229,087)	—	—	—	(229,087)	—	(229,087)
(iii) Provision for supplementary pension subsidies (note 35)	2,880,020	—	—	—	2,880,020	—	2,880,020
(iv) Deferred tax assets arising from provision for supplementary pension subsidies (note 23)	(846,670)	—	—	—	(846,670)	—	(846,670)
(v) Special distribution (note (d))	(2,423,883)	—	—	—	(2,423,883)	—	(2,423,883)
Capital contribution of prepaid land lease payments (note (e))	3,074,967	—	—	—	3,074,967	—	3,074,967
Capital contribution of cash	2,400,000	—	—	—	2,400,000	—	2,400,000

(C) *Consolidated Statements of Changes in Equity (continued)*

	Attributable to equity holder of the Company						
	Owner's equity	Issued share capital	Capital reserve	Available-for-sale investment revaluation reserve	*Total*	Minority *interests*	*Total equity*
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Deferred tax assets on revaluation surplus arising from the Restructuring (note 23)	1,002,420	—	—	—	1,002,420	48,883	1,051,303
Profit/(loss) for the period	2,008,655	—	—	—	2,008,655	(3,184)	2,005,471
Capitalisation upon the Restructuring (note (c))	(4,500,453)	8,000,000	(3,499,547)	—	—	—	—
As at 30 November 2007	—	8,000,000	(3,499,547)	226,115	4,726,568	208,408	4,934,976
As at 1 January 2006	1,774,339	—	—	—	1,774,339	828,213	2,602,552
Capital contributions (unaudited)	—	—	—	—	—	28,300	28,300
Distributions (unaudited) (note 13)	(279,747)	—	—	—	(279,747)	—	(279,747)
Dividends paid to minority shareholders of subsidiaries (unaudited)	—	—	—	—	—	(144,366)	(144,366)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (unaudited) (note (a))	(55,020)	—	—	—	(55,020)	55,020	—
Profit for the period (unaudited)	1,007,686	—	—	—	1,007,686	225,686	1,233,372
As at 30 November 2006 (unaudited)	2,447,258	—	—	—	2,447,258	992,853	3,440,111

Notes:

(a) According to the financial statements prepared in accordance with the IFRSs, certain subsidiaries of the Company had deficiency in net asset positions as at 1 January 2004, 31 December 2004 and 31 December 2005 and as such, the equity of these subsidiaries attributable to minority interests was reduced to zero. However, according to their statutory financial statements prepared in accordance with the Previous PRC GAAP, the aforesaid subsidiaries had positive net asset positions as at 1 January 2004, 31 December 2004 and 31 December 2005 and based on their statutory financial statements, they had paid dividends to their respective shareholders, including minority shareholders, in early 2004, 2005 and 2006. For the presentation of this report, the aforesaid dividends paid to minority shareholders in early 2004, 2005 and 2006 have been accounted for as transactions between the equity holder of the Company and the minority shareholders of the aforesaid subsidiaries.

(b) The minority interests in certain subsidiaries were held by employees through Employees Share Ownership Committees. During the eleven-month period ended 30 November 2007, the Group entered into purchase agreements and supplementary purchase agreements with the respective Employees Share Ownership Committees to acquire the minority interests. Based on the purchase agreements and supplementary purchase agreements, it was agreed that the minority interests and the associated risks and rewards, including the profits/(losses) generated by the subsidiaries, would be transferred to the Group with effect from 31 December 2006. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration paid and the book value of the share of the net assets acquired is recorded in equity. The acquisition was completed during the eleven-month period ended 30 November 2007.

(c) As further described in note 2 of Section II below, the consolidated income statements, consolidated balance sheets and consolidated cash flow statements of the Group have been prepared as if the Group had been in existence throughout the Relevant Periods. Upon the incorporation of the Company on 5 November 2007, together with certain prepaid land lease payments described in note (e) below, the historical net carrying amount of the assets and liabilities transferred to the Company was converted into the Company's share capital of RMB8,000 million, equivalent to 8,000 million shares of RMB1.00 each, with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve. Accordingly, the capital reserve, being the difference between the amount of share capital issued and the historical net carrying amount of the assets and liabilities, together with certain prepaid land lease payments described in note (e) below, transferred to the Company upon incorporation, were presented in the reserves of the Group. Separate classes of reserves, including retained profits prior to the incorporation of the Company, were not separately disclosed as all of these reserves (save for the amounts as disclosed in note (d) below) had been capitalised and incorporated in the capital reserve of the Group pursuant to the Restructuring.

(C) Consolidated Statements of Changes in Equity (continued)

(d) In accordance with the notice (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the MOF (the English name of the notice is a direct translation of the Chinese name), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CRCCG, which represents an amount equal to the net profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the New PRC GAAP, generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the businesses and operations contributed to the Group by CRCCG (see note 13 of Section II below), after giving effect to relevant necessary adjustments.

(e) Upon incorporation of the Company, CRCCG effected the injection of certain prepaid land lease payments in an aggregate amount of approximately RMB3,075 million to the Company which forms part of the Company's paid-up capital of RMB8,000 million.

(f) Subsequent to the public listing of the Company's H Shares, in accordance with the relevant PRC regulations and the Articles of Association of the Company, retained profits available for distribution by the Company will be the lower of the amount determined in accordance with the New PRC GAAP and the amount determined in accordance with IFRSs.

(D) Consolidated Cash Flow Statements

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES						
Profit before tax		371,897	935,388	2,098,247	1,733,040	3,417,031
Adjustments for:						
Finance costs	8	416,216	782,795	909,326	826,659	1,077,471
Foreign exchange differences, net	7	21,567	(87,419)	58,491	49,379	82,887
Finance revenue	8	(280,745)	(384,032)	(546,587)	(493,702)	(537,798)
Share of profits of jointly-controlled entities		(49,622)	(34,122)	(25,535)	(22,963)	(12,859)
Share of losses/(profits) of associates		(396)	(25,086)	2,888	890	(2,285)
Depreciation	15	1,733,109	1,938,879	2,364,172	2,167,783	2,928,924
Amortisation of prepaid land lease payments	16	24,571	26,290	25,857	23,610	34,864
Amortisation of intangible assets	17	2,459	8,855	16,461	14,911	21,096
Impairment/(reversal of impairment) of property, plant and equipment	15	(124,745)	32,464	91,265	90,525	1,016
Impairment of prepaid land lease payments	16	—	—	15,294	15,294	—
Impairment of intangible assets	17	—	—	—	—	508
Impairment/(reversal of impairment) of held-to-maturity investments	21	1,458	(958)	—	—	—
Impairment of available-for-sale investments	22	4,345	758	951	951	—
Impairment of trade and bills receivables	27	98,504	67,622	79,016	74,516	16,866
Impairment/(reversal of impairment) of other receivables	28	2,093	41,337	42,614	42,515	(8,146)
Write-down of inventories to net realisable value	7	1,697	8,359	22,834	18,550	178
Provision for completed properties held for sale	7	1,596	6,044	4,716	4,716	—
Provision for foreseeable losses on construction contracts	7	606,791	513,054	133,162	123,750	134,942
Loss/(gain) on disposal of property, plant and equipment, net	7	(12,918)	(14,251)	28,307	17,694	(912)
Fair value losses/(gains), net, on financial assets at fair value through profit or loss	7	17,319	(11,467)	(51,384)	(38,303)	(34,456)
Loss/(gain) on disposal of available-for-sale investments	7	(15,356)	6,025	(6,127)	(1,726)	(9,061)
Gain on disposal of a subsidiary	6	—	—	—	—	(315,791)
Recognition of deferred revenue	6	(2,078)	(3,119)	(7,078)	(6,896)	(16,514)
		2,817,762	3,807,416	5,256,890	4,641,193	6,727,961

(D) Consolidated Cash Flow Statements (continued)

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES (continued)		2,817,762	3,807,416	5,256,890	4,641,193	6,727,961
Increase in inventories		(324,798)	(563,601)	(1,451,400)	(2,034,604)	(1,895,423)
Increase in completed properties held for sale and properties under development		(706,164)	(415,261)	(766,280)	(856,111)	(2,036,851)
Decrease/(increase) in construction contracts		(3,053,769)	(7,514,973)	551,242	(8,372,264)	(8,487,622)
Increase in trade and bills receivables		(1,636,209)	(3,161,373)	(6,616,183)	(5,131,435)	(3,450,543)
Increase in prepayments, deposits and other receivables		(3,768,923)	(2,134,891)	(2,820,184)	(6,711,211)	(6,967,376)
Increase in trade and bills payables		7,054,857	7,096,183	7,557,207	6,241,435	5,807,104
Increase in other payables and accruals		2,753,371	7,774,995	5,243,864	17,263,873	17,216,188
Increase/(decrease) in provisions		—	1,071	3,971	4,275	(4,189)
Decrease in provisions for supplementary pension subsidies and early retirement benefits		(138,190)	(152,110)	(364,470)	(551,460)	(509,340)
Increase/(decrease) in other long term liabilities		(61,546)	28,263	(34,349)	(51,166)	(60,664)
Cash generated from operations		2,936,391	4,765,719	6,560,308	4,442,525	6,339,245
Income taxes paid		(92,936)	(189,037)	(223,359)	(196,109)	(312,630)
Net cash inflow from operating activities		2,843,455	4,576,682	6,336,949	4,246,416	6,026,615

(D) Consolidated Cash Flow Statements (continued)

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchases of property, plant and equipment		(2,814,598)	(4,569,660)	(5,260,338)	(3,441,789)	(7,158,467)
Additions to prepaid land lease payments		(97,696)	(66,092)	(112,238)	(55,771)	(421,809)
Additions to intangible assets		(118,429)	(20,289)	(209,005)	(170,867)	(642,693)
Proceeds from disposal of property, plant and equipment		644,445	797,673	970,699	666,877	902,680
Proceeds from disposal of prepaid land lease payments		37,456	83,337	27,635	27,216	57,221
Proceeds from disposal of intangible assets		7	649	1,405	1,143	11,329
Capital contributions to jointly-controlled entities		—	—	(4,900)	(4,900)	(4,000)
Capital contributions to associates		(86,700)	(177,866)	(29,298)	(28,725)	(89,781)
Purchases of held-to-maturity investments		(61,524)	(186,789)	(14,214)	(12,324)	—
Purchases of available-for-sale investments		(29,746)	(136,712)	(85,272)	(72,315)	(84,937)
Purchases of financial assets at fair value through profit or loss		(210,178)	(38,356)	(20,857)	(2,052)	(8,895)
Purchases of minority interests		—	—	—	—	(2,370,382)
Disposal of a subsidiary	40(a)	—	—	—	—	117,228
Proceeds from disposal of associates		—	6,047	1,268	1,268	—
Proceeds from disposal of held-to-maturity investments		4,173	138,296	54,555	20,065	140,433
Proceeds from disposal of available-for-sale investments		27,555	29,812	12,400	2,350	11,390
Proceeds from disposal of financial assets at fair value through profit or loss		52,713	267,669	105,991	87,603	47,961
Dividends received		18,182	7,977	26,552	26,552	43,224
Increase in balances with the ultimate holding company, net		(322,821)	(585,458)	(346,285)	(343,149)	(1,050,280)
Decrease/(increase) in pledged deposits		416,102	(102,528)	(336,766)	(130,224)	(169,097)
Decrease/(increase) in non-pledged time deposits with original maturity of three months or more when acquired		(751,113)	(550,582)	(112,376)	44,501	447,853
Interest received		283,804	371,035	522,046	458,680	488,322
Net cash outflow from investing activities		(3,008,368)	(4,731,837)	(4,808,998)	(2,925,861)	(9,732,700)

(D) Consolidated Cash Flow Statements (continued)

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
CASH FLOWS FROM FINANCING ACTIVITIES						
Capital contributions from the equity holder of the Company		46,967	—	—	—	2,400,000
New bank and other borrowings		8,575,789	13,581,666	16,427,031	14,805,894	24,552,100
Repayment of bank and other borrowings		(7,078,911)	(9,718,200)	(12,206,865)	(10,079,503)	(15,609,277)
Distributions to the equity holder of the Company		—	(132,681)	(305,142)	(279,747)	(701,455)
Dividends paid to minority shareholders		(207,897)	(112,956)	(160,159)	(144,366)	(253,468)
Interest paid		(462,728)	(896,088)	(1,082,857)	(915,307)	(1,386,102)
Net cash inflow from financing activities		873,220	2,721,741	2,672,008	3,386,971	9,001,798
NET INCREASE IN CASH AND CASH EQUIVALENTS		708,307	2,566,586	4,199,959	4,707,526	5,295,713
Cash and cash equivalents at beginning of the year/period		10,968,138	11,676,357	14,224,588	14,224,588	18,373,635
Effect of foreign exchange rate changes, net		(88)	(18,355)	(50,912)	(41,516)	(39,313)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD	30	11,676,357	14,224,588	18,373,635	18,890,598	23,630,035

(E) Balance Sheet

	Notes	30 November 2007
		RMB'000
NON-CURRENT ASSETS		
Property, plant and equipment	15	35,500
Investments in subsidiaries	18	11,939,492
Interests in jointly-controlled entities	19	62,580
Available-for-sale investments	22	235,896
Deferred tax assets	23	12,448
Total non-current assets		12,285,916
CURRENT ASSETS		
Inventories	24	1,251
Construction contracts	26	1,537,182
Trade receivables	27	8,225
Prepayments, deposits and other receivables	28	5,486,137
Financial assets at fair value through profit or loss	29	109,284
Cash and cash equivalents	30	3,316,661
Total current assets		10,458,740
CURRENT LIABILITIES		
Trade payables	31	86,246
Other payables and accruals	32	5,227,854
Interest-bearing bank and other borrowings	33	5,373,984
Provision for early retirement benefits	35	6,500
Total current liabilities		10,694,584
NET CURRENT LIABILITIES		(235,844)
TOTAL ASSETS LESS CURRENT LIABILITIES		12,050,072
NON-CURRENT LIABILITIES		
Other payables and accruals	32	458,278
Interest-bearing bank and other borrowings	33	2,020,801
Provision for early retirement benefits	35	36,880
Deferred tax liabilities	23	9,077
Total non-current liabilities		2,525,036
NET ASSETS		9,525,036
EQUITY		
Issued share capital	38	8,000,000
Reserves	39(b)	1,525,036
TOTAL EQUITY		9,525,036

II. NOTES TO FINANCIAL INFORMATION

1. RESTRUCTURING

The Company was incorporated in the PRC on 5 November 2007 as a joint stock company with limited liability as part of the restructuring of CRCCG in preparation for the listing of the Company's shares on The Hong Kong Stock Exchange and The Shanghai Stock Exchange.

In consideration for CRCCG transferring the Core Operations (see definition below) to the Company upon its incorporation on 5 November 2007, the Company issued 8,000 million ordinary shares to CRCCG. The ordinary shares issued to CRCCG have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company upon its incorporation. CRCCG is the ultimate holding company of the Company.

The registered office of the Company is located at East, No. 40 Fuxing Road, Haidian District, Beijing, the PRC.

Prior to the incorporation of the Company, the construction operations, survey, design and consultancy operations, manufacturing operations and other business operations were carried out by various companies owned or controlled by CRCCG (the "Predecessor Operations"). Pursuant to the Restructuring, the Core Operations (see definition below) were transferred to the Company upon its incorporation.

Core Operations

In connection with the Restructuring, the principal operations and businesses of CRCCG (the "Core Operations") were transferred to the Company which includes:

(a) all of the core assets and liabilities relating to the construction operations;

(b) all of the core assets and liabilities relating to the survey, design and consultancy operations;

(c) all of the core assets and liabilities relating to the large trade maintenance machinery and railway track components manufacturing;

(d) other businesses, including certain real estate development and logistics operations;

(e) contractual rights and obligations relating to the businesses, assets and liabilities transferred to the Company;

(f) employees associated with the businesses transferred to the Company;

(g) qualifications, licenses and approvals related to the businesses transferred to the Company; and

(h) business and financial records, books and data and technological data and know-how related to the businesses transferred to the Company.

Retained Operations

In connection with the Restructuring, the following assets and liabilities (the "Retained Operations") were not transferred to the Company upon its incorporation and were retained by CRCCG:

(a) certain operating assets and liabilities historically associated with the Predecessor Operations, which included certain buildings and prepaid land lease payments that do not have perfected

titles and ownership certificates and supplementary defined benefits of retirees which were integral to the Predecessor Operations;

(b) equity interests in certain companies not strategically complementary to the Group's businesses;

(c) equity interests in the project companies of certain retained Build-Operate-Transfer ("BOT") projects (the "Retained BOT Projects"); and

(d) ancillary facilities including hospitals, nurseries, etc.

Entities within the Group

As at the date of this report, the Company had interests in the following principal subsidiaries, jointly-controlled entities and associates, all of which are private companies:

Company name	Notes	Place and date of incorporation/ registration	Issued and fully paid-up/ registered capital	Percentage of equity interest attributable to the Company		Principal activities
			'000	Direct	Indirect	
Subsidiaries						
中國土木工程集團有限公司 *China Civil Engineering Construction Ltd.*	(i)	The PRC 1 June 1979	RMB610,000	100	—	Construction
中鐵十一局集團有限公司 China Railway 11th Bureau Group Co., Ltd.	(ii)	The PRC 1 August 2001	RMB500,000	100	—	Construction
中鐵十二局集團有限公司 China Railway 12th Bureau Group Co., Ltd.	(iii)	The PRC 12 May 1986	RMB460,680	100	—	Construction
中鐵十三局集團有限公司 China Railway 13th Bureau Group Co., Ltd.	(iii)	The PRC 6 June 2001	RMB444,811	100	—	Construction
中鐵十四局集團有限公司 China Railway 14th Bureau Group Co., Ltd.	(iv)	The PRC 12 October 1986	RMB510,000	100	—	Construction
中鐵十五局集團有限公司 China Railway 15th Bureau Group Co., Ltd.	(v)	The PRC 2 April 2001	RMB517,210	100	—	Construction
中鐵十六局集團有限公司 China Railway 16th Bureau Group Co., Ltd.	(iv)	The PRC 1 August 1995	RMB468,300	100	—	Construction
中鐵十七局集團有限公司 China Railway 17th Bureau Group Co., Ltd.	(vi)	The PRC 2 February 1985	RMB444,210	100	—	Construction
中鐵十八局集團有限公司 China Railway 18th Bureau Group Co., Ltd.	(vii)	The PRC 18 April 2001	RMB530,000	100	—	Construction
中鐵十九局集團有限公司 China Railway 19th Bureau Group Co., Ltd.	(iv)	The PRC 26 December 2001	RMB495,460	100	—	Construction

Company name	Notes	Place and date of incorporation/ registration	Issued and fully paid-up/ registered capital	Percentage of equity interest attributable to the Company		Principal activities
			'000	Direct	Indirect	
中鐵二十局集團有限公司 China Railway 20th Bureau Group Co., Ltd.	(viii)	The PRC 1 December 1993	RMB510,000	100	—	Construction
中鐵二十一局集團有限公司 China Railway 21st Bureau Group Co., Ltd.	(ix)	The PRC 16 March 2004	RMB350,000	100	—	Construction
中鐵二十二局集團有限公司 China Railway 22nd Bureau Group Co., Ltd.	(i)	The PRC 3 March 2004	RMB326,000	100	—	Construction
中鐵二十三局集團有限公司 China Railway 23rd Bureau Group Co., Ltd.	(ix)	The PRC 11 June 2002	RMB300,000	100	—	Construction
中鐵二十四局集團有限公司 China Railway 24th Bureau Group Co., Ltd.	(ii)	The PRC 4 March 2004	RMB353,244	100	—	Construction
中鐵二十五局集團有限公司 China Railway 25th Bureau Group Co., Ltd.	(x)	The PRC 14 March 2004	RMB310,720	100	—	Construction
中鐵建設集團有限公司 China Railway Construction Group Ltd.	(iv)	The PRC 1 August 1979	RMB300,000	100	—	Construction
中鐵建電氣化局集團有限公司 China Railway Electrification Bureau (Group) Co., Ltd.	(xii)	The PRC 1 December 2005	RMB110,000	100	—	Construction
中鐵房地產集團有限公司 China Railway Real Estate Group Co., Ltd.		The PRC 20 April 2007	RMB500,000	40	60	Real estate development
中鐵第一勘察設計院集團有限公司 China Railway First Survey and Design Institute Group Co., Ltd.	(xi)	The PRC 31 December 1992	RMB150,000	100	—	Survey, design and consultancy
中鐵第四勘察設計院集團有限公司 China Railway Fourth Survey and Design Institute Group Co., Ltd.	(ii)	The PRC 28 May 2001	RMB150,000	100	—	Survey, design and consultancy
中鐵第五勘察設計院集團有限公司 China Railway Fifth Survey and Design Institute Group Co., Ltd.	(iv)	The PRC 28 December 2001	RMB105,000	100	—	Survey, design and consultancy
中鐵上海設計院集團有限公司 China Railway Shanghai Design Institute Group Co., Ltd.	(ii)	The PRC 10 December 1992	RMB80,000	100	—	Survey, design and consultancy
中鐵物資集團有限公司 China Railway Goods and Materials Co., Ltd.	(iv)	The PRC 4 June 1992	RMB81,296	100	—	Trading of construction materials

Company name	Notes	Place and date of incorporation/ registration	Issued and fully paid-up/ registered capital	Percentage of equity interest attributable to the Company		Principal activities
			'000	Direct	Indirect	
昆明中鐵大型養路機械集團有限公司 China Railway Large Track Maintenance Machinery Co., Ltd. Kunming	(ix)	The PRC 29 August 1992	RMB187,984	100	—	Manufacturing of large track maintenance machinery
中鐵軌道系統集團有限公司 China Railway Rail System Group Co., Ltd.	(xviii)	The PRC 23 November 2006	RMB300,000	51	49	Manufacturing of railway track systems
北京鐵城建設監理有限責任公司 Beijing Tiecheng Construction Supervision Co., Ltd.	(iv)	The PRC 11 November 1998	RMB1,001	80.02	19.98	Construction management and supervision
中國鐵道建設(香港)有限公司 China Railway Construction (HK) Limited	(xiii)	Hong Kong 19 November 2005	HK$6,000	100	—	Construction management
Jointly-controlled entities						
HK ACE Joint Venture	(xiv)	Hong Kong 2 June 1999	HK$26,538	25	—	Construction
新華錦集團青島錦源房地產開發有限公司 Xinhuajin Group Qingdao Jinyuan Property Development Limited	(xv)	The PRC 27 February 2003	RMB10,000	—	49	Real estate development
Associates						
蛇口興華實業股份有限公司 Shekou Xinhua Holdings Limited	(xvi)	The PRC 19 November 1983	RMB46,377	—	33	Real estate development
內蒙古呼准鐵路有限公司 Inner Mongolia Huzhun Railways Limited	(xvii)	The PRC 26 February 2003	RMB600,000	—	35	Railway construction

The English names of certain companies above represent the best efforts by the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.

The above table lists the subsidiaries, jointly-controlled entities and associates of the Group which, in the opinion of the Directors, principally affected the results for the Relevant Periods or formed a substantial portion of the net assets of the Group as at 30 November 2007. To give details of other subsidiaries, jointly-controlled entities and associates would, in the opinion of the Directors, result in particulars of excessive length.

Except for HK ACE Joint Venture, which is an unincorporated joint venture, all the above companies are limited liability companies.

Notes:

(i) The statutory accounts of these subsidiaries for the years ended 31 December 2004, 2005 and 2006 were audited by 中鵬會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(ii) The statutory accounts of these subsidiaries for the years ended 31 December 2004 and 2005 were audited by 北京中天華正會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of these subsidiaries for the year ended 31 December 2006 were audited by 北京京都會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(iii) The statutory accounts of these subsidiaries for the years ended 31 December 2004 and 2005 were audited by 中興財會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of these subsidiaries for the year ended 31 December 2006 were audited by 中鵬會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(iv) The statutory accounts of these subsidiaries for the years ended 31 December 2004, 2005 and 2006 were audited by 中審會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(v) The statutory accounts of this subsidiary for the years ended 31 December 2004, 2005 and 2006 were audited by 中勤萬信會計師事務所有限公司, 北京中路華會計師事務所有限公司 and 中審會計師事務所有限公司, certified public accounting firms registered in the PRC, respectively.

(vi) The statutory accounts of this subsidiary for the year ended 31 December 2004 were audited by 中勤萬信會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of this subsidiary for the years ended 31 December 2005 and 2006 were audited by 中一會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(vii) The statutory accounts of this subsidiary for the years ended 31 December 2004, 2005 and 2006 were audited by 中勤萬信會計師事務所有限公司, 北京中路華會計師事務所有限公司 and 萬隆會計師事務所有限公司, certified public accounting firms registered in the PRC, respectively.

(viii) The statutory accounts of this subsidiary for the years ended 31 December 2004, 2005 and 2006 were audited by 中一會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(ix) The statutory accounts of these subsidiaries for the years ended 31 December 2004 and 2005 were audited by 中路華會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of these subsidiaries for the year ended 31 December 2006 were audited by 萬隆會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(x) The statutory accounts of this subsidiary for the years ended 31 December 2004 and 2005 were audited by 北京中天華正會計師事務所有限公司, a certified public accounting firm registered in the PRC. The statutory accounts of this subsidiary for the year ended 31 December 2006 were audited by 中一會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(xi) The statutory accounts of this subsidiary for the years ended 31 December 2004, 2005 and 2006 were audited by 中一會計師事務所有限公司, 中興財會計師事務所有限公司 and 中鵬會計師事務所有限公司, certified public accounting firms registered in the PRC, respectively.

(xii) The statutory accounts of this subsidiary for the years ended 31 December 2005 and 2006 were audited by 中一會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(xiii) No statutory accounts had been prepared for this subsidiary for the year ended 31 December 2005 as this subsidiary had not commenced operations in 2005. The statutory accounts of this subsidiary for the year ended 31 December 2006 were audited by Chan & Tang C.P.A Limited, a certified public accounting firm registered in Hong Kong.

(xiv) The statutory accounts of this jointly-controlled entity for the years ended 31 December 2004, 2005 and 2006 were audited by KPMG, a certified public accounting firm registered in Hong Kong.

(xv) The statutory accounts of this jointly-controlled entity for the years ended 31 December 2004, 2005 and 2006 were audited by 山東東方君和會計師事務所有限公司, a certified public accounting firm registered in the PRC.

(xvi) The statutory accounts of this associate for the years ended 31 December 2004, 2005 and 2006 were audited by 深圳天健信德會計師事務所有限責任公司, a certified public accounting firm registered in the PRC.

(xvii) The statutory accounts of this associate for the years ended 31 December 2004, 2005 and 2006 were audited by 鄂爾多斯金天平聯合會計師事務所, a certified public accounting firm registered in the PRC.

(xviii) No statutory accounts had been prepared for this subsidiary for the year ended 31 December 2006 as this subsidiary had not commenced operations in 2006.

2. BASIS OF PRESENTATION AND PREPARATION

(a) As discussed in note 1 of Section II above, prior to the incorporation of the Company, all the Core Operations were controlled and owned by CRCCG. Upon the incorporation of the Company on 5 November 2007, all the Core Operations were transferred to the Company. As there is no change in the ultimate controlling shareholder of the Core Operations, the Restructuring has been accounted for as a combination of business under common control in a

manner similar to a pooling-of-interests. As a result, the accompanying consolidated balance sheets have been prepared to present the Group's assets and liabilities as if the Restructuring had been completed as at the beginning of the Relevant Periods. The accompanying consolidated income statements and consolidated cash flow statements include the Group's results of operations and cash flows as if the Core Operations had been transferred to the Group at the beginning of the Relevant Periods.

The Financial Information includes the operating results and financial position of the Retained Operations that were historically associated with the Predecessor Operations (see (b) below) but excludes those that were not strategically complementary to the Group's businesses (see (c) below) and those of the project companies of the Retained BOT Projects (see (d) below). Although the Retained Operations were not transferred to the Company, those associated with the Predecessor Operations have been included in the Financial Information according to the details set out in the agreement for the Restructuring entered into by the Company with CRCCG (the "Restructuring Agreement") because the Directors considered that the historical financial information should reflect all of the Group's costs of doing businesses, and include all relevant activities that have been part of the history of the Group's businesses and operations.

In evaluating whether the Financial Information prior to the Restructuring fairly presents the history of the Group's businesses, the Directors considered, among others, the following:

(i) whether the Retained Operations were in dissimilar businesses;

(ii) whether the Retained Operations were and would be operated autonomously both before and after the Restructuring; and

(iii) whether the Retained Operations had no more than incidental common facilities and costs.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates and supplementary defined benefits of retirees which were integral to the Predecessor Operations before the Restructuring. The tables below reflect the impact on the consolidated financial position and consolidated results of operations of these operating assets and liabilities that have been included in the consolidated financial statements:

(i) Impact on consolidated financial position

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Buildings	1,244,534	1,196,072	1,147,610	—
Prepaid land lease payments	242,655	237,721	232,787	—
Provision for supplementary pension subsidies	(3,010,250)	(2,960,150)	(2,880,020)	—
Deferred tax assets arising from provision for supplementary pension subsidies	890,337	874,968	846,670	—
	(632,724)	(651,389)	(652,953)	—

(ii) Impact on consolidated results of operations

Group

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Depreciation of buildings.....	48,462	48,462	48,462	44,424	36,347
Amortisation of prepaid land lease payments	4,934	4,934	4,934	4,523	3,700
Employee compensation costs	104,440	123,730	101,520	93,060	—
Deferred tax arising from provision for supplementary pension subsidies	15,433	15,369	28,298	25,940	—

Pursuant to the Restructuring, these operating assets and liabilities historically associated with the Predecessor Operations as mentioned above were retained by CRCCG by way of distributions to CRCCG. These operating assets and liabilities were not injected into the Company upon the incorporation of the Company on 5 November 2007.

(c) The financial information of equity interests in certain companies not strategically complementary to the Group's businesses and ancillary facilities, including hospitals and nurseries, has not been included in the Financial Information throughout the Relevant Periods as they had distinct and separate management personnel, maintained separate accounting records as if they were autonomous and they were in dissimilar businesses and operations as compared with the Core Operations.

(d) The financial information of equity interests in the project companies of the Retained BOT Projects has not been included in the Financial Information throughout the Relevant Periods as the Retained BOT Projects were considered to be inappropriate to be included in the Group by the Directors for reasons of the transfer of CRCCG's equity interests therein requiring approval of the contracted government authorities and subjecting to the pre-emptive rights of the joint venture partners to the respective concession agreements.

(e) The Financial Information has been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the IASB, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that are relevant to the Group's operations and have been early adopted as at 1 January 2004:

IFRS 1	First-Time Adoption of International Financial Reporting Standards
IFRS 3	Business Combinations
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IFRS 7	Financial Instruments: Disclosures
IAS 1	Presentation of Financial Statements
IAS 1 Amendment	Capital Disclosures
IAS 2	Inventories
IAS 7	Cash Flow Statements

IAS 10	Events after the Balance Sheet Date
IAS 11	Construction Contracts
IAS 12	Income Taxes
IAS 14	Segment Reporting
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee Benefits
IAS 20	Accounting for Government Grants and Disclosure of Government Assistance
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 23	Borrowing Costs
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 31	Interests in Joint Ventures
IAS 32	Financial Instruments: Presentation
IAS 33	Earnings per Share
IAS 34	Interim Financial Reporting
IAS 36	Impairment of Assets
IAS 37	Provisions, Contingent Liabilities and Contingent Assets
IAS 38	Intangible Assets
IAS 39	Financial Instruments: Recognition and Measurement
IFRIC-Int 4	Determining whether an Arrangement contains a Lease
IFRIC-Int 10	Interim Financial Reporting and Impairment
IFRIC-Int 12	Service Concession Arrangements

The Financial Information has been prepared under the historical cost convention, except for certain financial assets, which have been measured at fair value. The Financial Information is presented in Renminbi ("RMB") and all values are rounded to the nearest thousand, except when otherwise indicated.

3.1 IMPACT OF ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective in this report:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IFRS 8	Operating Segments
IFRIC-Int 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC-Int 13	Customer Loyalty Programmes
IFRIC-Int 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The revised standard will affect the presentation of owner changes in equity and comprehensive income. The revised standard will use "statement of financial position" and "statement of cash flows" to replace the titles "balance sheet" and "cash flow statement", and in making reference to these two statements within a complete set of financial statements.

IAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. As the Group has capitalised borrowing costs attributable to qualifying assets, the adoption of IAS 23 (Revised) is not expected to have any impact on the Group's consolidated financial statements.

IFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires disclosure of information about the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group.

IFRIC-Int 11, IFRIC-Int 13 and IFRIC-Int 14 shall be applied for annual periods beginning on or after 1 March 2007, 1 July 2008 and 1 January 2008, respectively.

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. Up to the date of this report, it has concluded that these new and revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Financial Information includes the financial statements of the Company and its subsidiaries for the Relevant Periods and the eleven-month period ended 30 November 2006. Except for the Restructuring which has been accounted for as a combination of business under common control in a manner similar to a pooling-of-interests as described in note 2 of Section II above, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The pooling-of-interests method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combination occurs in the Relevant Periods as if they had been consolidated from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling party's perspective. No amount is recognised in respect of goodwill or any excess of acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated income statements include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

The purchase method of accounting involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Under the purchase method of accounting, the results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

All significant intra-group balances and transactions within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries, and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the equity attributable to equity holder of the Company. The Group applies the policy of treating transactions with minority interests as transactions with equity participants of the Group. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration paid and the book value of the share of net assets acquired is recorded in equity.

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

When an investment in an associate is classified as held for sale, it is accounted for in accordance with IFRS *5 Non-current Assets Held for Sale and Discontinued Operations.*

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, properties under development, completed properties held for sale, construction contract assets, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those expenses categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value of 5% over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	2.71%
Machinery	9.50%
Vehicles	19.00%
Production equipment	9.50%
Measurement and experimental equipment	19.00%
Other equipment	19.00%

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the

income statement in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents property, plant and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Concession assets

The Group engages in certain service concession arrangements in which the Group carries out construction work for the granting authority and receives in exchange a right to operate the assets concerned in accordance with the pre-established conditions set by the granting authority. In accordance with IFRIC Int-12, the assets under the concession arrangements may be classified as intangible assets or financial assets. The assets are classified as intangible assets if the operator receives a right (a licence) to charge users of the public service, or as financial assets if paid by the granting authority. The Group classifies the non-current assets linked to the long-term investment in these concession arrangements as "concession assets" within intangible assets classification on the balance sheet if the intangible asset model is adopted. Once the underlying infrastructure of the concession arrangements has been completed, the concession assets will be amortised over the term of the concession on the straight-line basis under the intangible asset model.

Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the straight-line basis over their estimated useful lives of two to ten years.

Others

Others included purchased patents and licenses which are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful life of fifteen years.

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable.

Non-current assets and disposal groups (other than deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, and are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms ranging from thirty to fifty years. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Held-to-maturity investments are subsequently measured at amortised cost. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity and debt securities that are designated as available for sale or are not classified in any of the other three categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity and debt securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment; or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Financial guarantee contracts

Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 *Revenue*.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated

future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset; or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortised cost (including interest-bearing bank and other borrowings)

Financial liabilities including trade and bills payables, other payables, interest-bearing bank and other borrowings and other long term liabilities are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or

modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work-in-progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Properties under development

Properties under development which are intended for sale are stated at the lower of cost and net realisable value, which is estimated by the Directors based on the prevailing market condition. Cost comprises all development expenditure, applicable borrowing costs and other direct costs attributable to such properties.

Completed properties held for sale

Completed properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to the prevailing market prices on an individual property basis.

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of fixed and variable construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total costs of the relevant contract.

Revenue from cost plus construction contracts is recognised on the percentage of completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimated total costs of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Government grants

Government grants are recognised at their fair values where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred revenue account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for "Construction contracts" above;

(b) from the rendering of services, on the percentage of completion basis, as further explained in the accounting policy for "Contracts for services" above;

(c) from the provision of logistics services, when the services are rendered;

(d) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(e) from the sale of properties, when the significant risks and rewards of ownership have been transferred to the buyer, which is when the construction work has been completed and the properties have been delivered to the buyer. Deposits and instalments received in respect of properties sold prior to the date of revenue recognition are included in the balance sheet under current liabilities;

(f) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(g) dividend income, when the shareholders' right to receive payment has been established; and

(h) toll revenue, net of any applicable revenue taxes when received.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Dividends

Dividends are recognised as a liability in the period in which they are approved by the shareholders and declared.

Foreign currencies

These financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in equity. On disposal of a foreign entity, the deferred

cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the date of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the period are translated into RMB at the weighted average exchange rates for the period.

Employee benefits

Retirement benefits

The full-time employees of the Group in Mainland China are covered by various government-sponsored retirement plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these retirement plans. Under these plans, the Group has no obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

In addition, the Group participates in various defined contribution retirement schemes for its qualified employees in certain countries or jurisdictions outside Mainland China. Employees' and employers' contributions are calculated based on various percentages of employees' gross salaries or fixed sums and length of service.

The Group also provided supplementary pension subsidies to retired employees in Mainland China during the Relevant Periods and the eleven-month period ended 30 November 2006. Such supplementary pension subsidies are considered as defined benefit plans. The liability recognised in the balance sheet in respect of these defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government securities which have maturities approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees' expected average remaining working lives. Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the "vesting period"). In this case, the past-service costs are amortised on a straight-line basis over the vesting period. Employees who retire after 1 January 2007 are no longer entitled to such supplementary pension subsidies.

Other post-employment obligations

Some companies within the Group in Mainland China provide post-retirement medical benefits to their retired employees. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation, are charged or credited to the income statement over

the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

Termination and early retirement benefits

Employee termination and early retirement benefits are recognised in the period in which the Group has entered into an agreement with the employee specifying the terms of redundancy, or after the individual employee has been advised of the specific terms. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service, salary level at the time of application, minimum compensation levels set by the local regulatory authorities, and district of the employee concerned.

Housing funds

All full-time employees of the Group in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Bonus entitlements

The expected cost of bonus payments is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonuses are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

4. SUMMARY OF SIGNIFICANT JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Impairment of available-for-sale investments

The Group determines that available-for-sale investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgement. In making this judgement, the Group evaluates, among other factors, the duration and the extent to which the fair value of an investment is less than its cost. In addition, impairment may be appropriate when there is evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operating and financing cash flows.

Contingent liabilities arising from litigations and claims

The Group is involved in a number of litigations and claims in respect of certain construction work performed in the present and the past. Contingent liabilities arising from these litigations and claims have been assessed by management with reference to legal advice. Provisions on the possible obligations have been made based on management's best estimates and judgements.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet dates, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Useful lives and residual values of items of property, plant and equipment

In determining the useful lives and residual values of items of property, plant and equipment, the Group periodically reviews the changes in market conditions, expected physical wear and tear, and the maintenance of the asset. The estimation of the useful life of the asset is based on historical experience of the Group with similar assets that are used in a similar way. Depreciation amount will be adjusted if the estimated useful lives and/or the residual values of items of property, plant and equipment are different from previous estimation. Useful lives and residual values are reviewed, at each balance sheet date, based on changes in circumstances.

Current income tax and deferred income tax

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts originally recorded, the differences will impact on the current income tax and deferred income tax provisions in the periods in which the differences arise.

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. The realisation of the deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which will be recognised in the income statement for the period in which such a reversal takes place.

Percentage of completion of construction work

The Group recognises revenue according to the percentage of completion of individual contract of construction work, which requires estimation to be made by management. The stage of completion is estimated by reference to the actual costs incurred over the total budgeted costs, and the corresponding contract revenue is also estimated by management. Due to the nature of the activity undertaken in construction contracts, the date at which the activity is entered into and the date at which the activity is completed usually fall into different accounting periods. Hence, the Group reviews and revises the estimates of both contract revenue and contract costs in the budget prepared for each contract as the contract progresses. Where the actual contract revenue are less than expected or actual contract costs are more than expected, an impairment loss may arise.

Impairment of trade receivables

The Group maintains an allowance for estimated loss arising from the inability of its customers to make the required payments. The Group makes its estimates based on the ageing of its trade receivable balances, customers' creditworthiness, and historical write-off experience. If the financial condition of its

customers will deteriorate such that the actual impairment loss might be higher than expected, the Group would be required to revise the basis for making the allowance and its future results would be affected.

Retirement benefits

The Group establishes liabilities in connection with benefits paid to certain retired and early retired employees. The amounts of employee benefit expenses and liabilities are determined using actuarial valuations, which are calculated by independent valuation professionals who will conduct annual assessment of the actuarial position of the Group's retirement plans. These actuarial valuations involve making assumptions on discount rates, expected rates of return on assets, pension benefit inflation rates, medical benefit inflation rates, and other factors. Due to the long term nature of these plans, such estimates are subject to significant uncertainty.

Actual results that differ from the assumptions are recognised immediately and therefore, affect recognised expenses in the period in which such differences arise. While management believes that its assumptions are appropriate, differences in actual experience or changes in assumptions may affect the expenses related to the employee retirement benefit obligations.

5. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations, and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers different services and products which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(i) the construction operations segment engages in the construction of infrastructures such as railways, highways, bridges, tunnels, metropolitan railways, airports and ports, water conservancy and hydropower facilities, real estate and municipal projects;

(ii) the survey, design and consultancy operations segment engages in the provision of survey, design and consultancy services, as well as technology and equipment research and development services, for the construction of railways, highways, metropolitan railways, bridges, tunnels, municipal and power projects, high-rise buildings, airports and ports;

(iii) the manufacturing operations segment engages in the design, research and development, production and sale of large track maintenance machinery as well as the manufacturing of components for railway construction; and

(iv) the other business operations segment mainly comprises real estate development and logistics businesses.

The profit before tax of a segment represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the Relevant Periods and the eleven-month period ended 30 November 2006:

Year ended 31 December 2004	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	80,531,670	2,321,858	1,362,509	1,971,454	—	86,187,491
Intersegment sales	34,155	23,707	—	245,743	(303,605)	—
Total	80,565,825	2,345,565	1,362,509	2,217,197	(303,605)	86,187,491
Segment results	1,628	101,978	76,002	277,742	—	457,350
Finance revenue	256,664	20,132	1,667	2,282	—	280,745
Finance costs	(398,175)	—	(11,533)	(6,508)	—	(416,216)
Share of profits and losses of:						
Jointly-controlled entities	49,622	—	—	—	—	49,622
Associates	396	—	—	—	—	396
Profit before tax						371,897
Tax						(179,321)
Profit for the year						192,576
Assets and liabilities						
Segment assets	67,789,900	3,591,665	1,618,180	2,671,507	(481,574)	75,189,678
Interests in jointly-controlled entities	29,991	—	—	—	—	29,991
Interests in associates	152,738	—	—	—	—	152,738
Unallocated assets						4,272,242
Total assets						79,644,649
Segment liabilities	69,744,226	4,133,045	1,493,426	1,770,767	(481,574)	76,659,890
Unallocated liabilities						761,770
Total liabilities						77,421,660
Other segment information						
Depreciation and amortisation	1,613,596	89,941	14,589	42,013	—	1,760,139
Capital expenditure	2,890,301	265,945	34,441	102,618	—	3,293,305
Write-down of inventories to net realisable value	1,697	—	—	—	—	1,697
Provision for foreseeable losses on construction contracts	606,791	—	—	—	—	606,791
Provision for completed properties held for sale	—	—	—	1,596	—	1,596
Impairment losses recognised/(reversed) in the consolidated income statement	122,175	(6,973)	81	(133,628)	—	(18,345)

Year ended 31 December 2005	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	104,029,456	2,875,677	1,388,279	2,501,335	—	110,794,747
Intersegment sales	104,210	33,595	—	371,178	(508,983)	—
Total	104,133,666	2,909,272	1,388,279	2,872,513	(508,983)	110,794,747
Segment results	822,663	93,447	146,415	212,418	—	1,274,943
Finance revenue	341,868	35,934	2,323	3,907	—	384,032
Finance costs	(728,307)	(32,471)	(11,417)	(10,600)	—	(782,795)
Share of profits and losses of:						
Jointly-controlled entities	34,122	—	—	—	—	34,122
Associates	24,816	270	—	—	—	25,086
Profit before tax						935,388
Tax						(409,507)
Profit for the year						525,881
Assets and liabilities						
Segment assets	87,971,913	4,078,224	1,790,428	2,348,974	(397,024)	95,792,515
Interests in jointly-controlled entities	63,334	—	—	—	—	63,334
Interests in associates	340,141	2,904	—	—	—	343,045
Unallocated assets						4,148,411
Total assets						100,347,305
Segment liabilities	89,214,966	4,491,188	1,542,287	2,034,927	(397,024)	96,886,344
Unallocated liabilities						858,409
Total liabilities						97,744,753
Other segment information						
Depreciation and amortisation	1,822,533	81,195	15,828	54,468	—	1,974,024
Capital expenditure	3,305,033	130,548	14,662	91,304	—	3,541,547
Write-down of inventories to net realisable value	8,359	—	—	—	—	8,359
Provision for foreseeable losses on construction contracts	513,054	—	—	—	—	513,054
Provision for completed properties held for sale	—	—	—	6,044	—	6,044
Impairment losses recognised in the consolidated income statement	109,670	1,185	684	29,684	—	141,223

Year ended 31 December 2006	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	146,266,180	3,310,938	1,321,748	2,710,108	—	153,608,974
Intersegment sales	93,471	37,584	33,487	843,770	(1,008,312)	—
Total	146,359,651	3,348,522	1,355,235	3,553,878	(1,008,312)	153,608,974
Segment results	2,093,430	80,690	16,642	247,577	—	2,438,339
Finance revenue	489,982	48,996	1,701	5,908	—	546,587
Finance costs	(877,631)	(3,882)	(10,521)	(17,292)	—	(909,326)
Share of profits and losses of:						
Jointly-controlled entities	25,535	—	—	—	—	25,535
Associates	(3,172)	284	—	—	—	(2,888)
Profit before tax						2,098,247
Tax						(596,289)
Profit for the year						1,501,958
Assets and liabilities						
Segment assets	111,349,488	4,648,315	1,607,408	3,422,391	(840,123)	120,187,479
Interests in jointly-controlled entities	68,381	—	—	—	—	68,381
Interests in associates	360,999	4,736	—	—	—	365,735
Unallocated assets						3,928,131
Total assets						124,549,726
Segment liabilities	111,265,105	4,865,853	1,347,416	3,212,647	(840,123)	119,850,898
Unallocated liabilities						1,011,059
Total liabilities						120,861,957
Other segment information						
Depreciation and amortisation	2,255,513	70,128	16,245	64,604	—	2,406,490
Capital expenditure	6,157,022	210,907	21,142	187,222	—	6,576,293
Write-down of inventories to net realisable value	18,494	—	—	4,340	—	22,834
Provision for foreseeable losses on construction contracts	133,162	—	—	—	—	133,162
Provision for completed properties held for sale	—	—	—	4,716	—	4,716
Impairment losses recognised in the consolidated income statement	212,151	10,489	4,099	2,401	—	229,140

Eleven-month period ended 30 November 2006 (unaudited)	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	131,635,875	2,993,340	1,217,430	2,437,016	—	138,283,661
Intersegment sales	22,254	2,413	19,957	715,816	(760,440)	—
Total	131,658,129	2,995,753	1,237,387	3,152,832	(760,440)	138,283,661
Segment results	1,731,840	73,204	12,865	226,015	—	2,043,924
Finance revenue	441,500	46,398	1,553	4,251	—	493,702
Finance costs	(798,658)	(3,220)	(8,681)	(16,100)	—	(826,659)
Share of profits and losses of:						
Jointly-controlled entities	22,963	—	—	—	—	22,963
Associates	(1,090)	200	—	—	—	(890)
Profit before tax						1,733,040
Tax						(499,668)
Profit for the period						1,233,372
Other segment information						
Depreciation and amortisation	2,089,281	63,141	15,137	38,745	—	2,206,304
Capital expenditure	4,099,668	200,330	19,899	93,195	—	4,413,092
Write-down of inventories to net realisable value	14,210	—	—	4,340	—	18,550
Provision for foreseeable losses on construction contracts	123,750	—	—	—	—	123,750
Provision for completed properties held for sale	—	—	—	4,716	—	4,716
Impairment losses recognised in the consolidated income statement	211,624	9,970	883	1,324	—	223,801

Eleven-month period ended 30 November 2007	Construction operations	Survey, design and consultancy operations	Manufacturing operations	Other business operations	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue						
Sales to external customers	138,934,347	2,597,358	1,248,825	3,886,425	—	146,666,955
Intersegment sales	250,241	151,356	385,005	738,616	(1,525,218)	—
Total	139,184,588	2,748,714	1,633,830	4,625,041	(1,525,218)	146,666,955
Segment results	3,421,274	195,105	81,988	243,193	—	3,941,560
Finance revenue	395,374	91,521	2,088	48,815	—	537,798
Finance costs	(1,001,513)	(18,329)	(17,553)	(40,076)	—	(1,077,471)
Share of profits and losses of:						
Jointly-controlled entities	12,859	—	—	—	—	12,859
Associates	1,355	930	—	—	—	2,285
Profit before tax						3,417,031
Tax						(1,411,560)
Profit for the period						2,005,471
Assets and liabilities						
Segment assets	141,192,853	3,975,797	2,151,370	7,536,098	(3,599,486)	151,256,632
Interests in jointly-controlled entities	72,421	—	—	—	—	72,421
Interests in associates	230,062	5,019	—	—	—	235,081
Non-current asset held for sale	210,000	—	—	—	—	210,000
Unallocated assets						3,244,426
Total assets						155,018,560
Segment liabilities	138,944,279	4,368,107	2,237,251	6,890,260	(3,599,486)	148,840,411
Unallocated liabilities						1,243,173
Total liabilities						150,083,584
Other segment information						
Depreciation and amortisation	2,813,866	122,272	36,938	11,808	—	2,984,884
Capital expenditure	9,196,311	447,904	519,916	164,399	—	10,328,530
Write-down of inventories to net realisable value	178	—	—	—	—	178
Provision for foreseeable losses on construction contracts	134,942	—	—	—	—	134,942
Impairment losses recognised/(reversed) in the consolidated income statement	(9,539)	6,139	320	13,324	—	10,244

(b) *Geographical segments*

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments for the Relevant Periods and the eleven-month period ended 30 November 2006:

Year ended 31 December 2004	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	84,770,189	1,417,302	—	86,187,491
Other segment information				
Segment assets	72,834,228	2,538,179	—	75,372,407
Unallocated assets				4,272,242
				79,644,649
Capital expenditure	3,210,318	82,987	—	3,293,305

Year ended 31 December 2005	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	108,627,010	2,167,737	—	110,794,747
Other segment information				
Segment assets	92,869,274	3,329,620	—	96,198,894
Unallocated assets				4,148,411
				100,347,305
Capital expenditure	3,412,846	128,701	—	3,541,547

Year ended 31 December 2006	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	150,092,402	3,516,572	—	153,608,974
Other segment information				
Segment assets	115,623,195	4,998,400	—	120,621,595
Unallocated assets				3,928,131
				124,549,726
Capital expenditure	6,221,278	355,015	—	6,576,293

Eleven-month period ended 30 November 2006 (unaudited)	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	135,061,937	3,221,724	—	133,283,661
Other segment information				
Capital expenditure	4,079,091	334,001	—	4,413,092

Eleven-month period ended 30 November 2007	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue				
Sales to external customers	141,683,719	4,983,236	—	146,666,955
Other segment information				
Segment assets	140,836,439	10,937,695	—	151,774,134
Unallocated assets				3,244,426
				155,018,560
Capital expenditure	9,661,649	666,881	—	10,328,530

6. REVENUE AND OTHER INCOME AND GAINS, NET

Revenue, which is also the Group's turnover, represents: (1) an appropriate proportion of contract revenue of construction contracts, net of business tax and government surcharges; (2) the invoiced value of goods sold, net of value-added tax and government surcharges, and after allowances for goods returns and trade discounts; and (3) the value of other services rendered.

An analysis of the Group's revenue and other income and gains, net, is as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Revenue:					
Construction contracts	80,531,670	104,029,456	146,266,180	131,635,875	138,934,347
Provision of survey, design and consultancy services	2,321,858	2,875,677	3,310,938	2,993,340	2,597,358
Manufacture, sale, repair and maintenance of large track maintenance machinery	1,362,509	1,388,279	1,321,748	1,217,430	1,248,825
Others (note (a))	1,971,454	2,501,335	2,710,108	2,437,016	3,886,425
	86,187,491	110,794,747	153,608,974	138,283,661	146,666,955
Other income and gains, net:					
Government grants:					
— Recognition of deferred revenue (note 36)	2,078	3,119	7,078	6,896	16,514
— Others (note (b))	13,696	9,453	5,550	3,501	19,460
Gain on disposal of property, plant and equipment, net	12,918	14,251	—	—	912
Gain on disposal of a subsidiary (note 40(a))	—	—	—	—	315,791
Fair value gains, net, on financial assets at fair value through profit or loss	—	11,467	51,384	38,303	84,456
Gain on disposal of available-for-sale investments	15,356	—	6,127	1,726	9,061
Foreign exchange differences, net	—	87,419	—	—	—
Others (note (c))	81,130	77,114	115,729	82,720	103,523
	125,178	202,823	185,868	133,146	549,717

Notes:

(a) Other revenue mainly represented revenue from sale of properties and provision of logistics services.

(b) Other government grants mainly represented value-added tax refunds which, in the opinion of the Directors, are available to other eligible entities that are able to fulfill certain requirements.

(c) Others mainly represented gains on stocktaking, penalty income and other miscellaneous gains.

7. PROFIT FROM OPERATIONS

This is arrived at after charging/(crediting):

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Cost of services rendered		76,998,249	99,664,663	140,715,514	126,755,149	132,576,151
Cost of inventories sold		2,804,310	3,205,161	3,297,450	2,926,992	4,358,316
Total cost of sales		79,802,559	102,869,824	144,012,964	129,682,141	136,934,467
Depreciation of property, plant and equipment (note (a))	15	1,733,109	1,938,879	2,364,172	2,167,783	2,928,924
Amortisation of prepaid land lease payments	16	24,571	26,290	25,857	23,610	34,864
Amortisation of intangible assets	17	2,459	8,855	16,461	14,911	21,096
Total depreciation and amortisation		1,760,139	1,974,024	2,406,490	2,206,304	2,984,884
Impairment/(reversal of impairment) of property, plant and equipment	15	(124,745)	32,464	91,265	90,525	1,016
Impairment of prepaid land lease payments	16	—	—	15,294	15,294	—
Impairment of intangible assets	17	—	—	—	—	508
Impairment/(reversal of impairment) of held-to-maturity investments	21	1,458	(958)	—	—	—
Impairment of available-for-sale investments	22	4,345	758	951	951	—
Impairment of trade and bills receivables	27	98,504	67,622	79,016	74,516	16,866
Impairment/(reversal of impairment) of other receivables	28	2,093	41,337	42,614	42,515	(8,146)
Total impairment losses, net		(18,345)	141,223	229,140	223,801	10,244
Research and development expenditure		39,003	27,935	99,616	88,395	84,926
Write-down of inventories to net realisable value		1,697	8,359	22,834	18,550	178
Provision for completed properties held for sale		1,596	6,044	4,716	4,716	—

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Provision for foreseeable losses on construction contracts		606,791	513,054	133,162	123,750	134,942
Auditors' remuneration		4,717	3,613	3,067	2,803	3,511
Minimum lease payments under operating leases		13,403	15,462	21,351	20,510	27,761
Fair value losses/(gains), net, on financial assets at fair value through profit or loss		17,319	(11,467)	(51,384)	(38,303)	(84,456)
Loss/(gain) on disposal of available-for-sale investments		(15,356)	6,025	(6,127)	(1,726)	(9,061)
Loss/(gain) on disposal of property, plant and equipment, net		(12,918)	(14,251)	28,307	17,694	(912)
Foreign exchange differences, net		21,567	(87,419)	58,491	49,379	82,887

Note:

(a) Depreciation of approximately RMB1,283,559,000, RMB1,486,626,000, RMB1,854,436,000, RMB1,699,499,000 (unaudited) and RMB2,510,406,000 are included in the cost of sales on the face of the consolidated income statements for the three years ended 31 December 2004, 2005, 2006, and the eleven-month periods ended 30 November 2006 and 2007, respectively.

8. FINANCE REVENUE AND FINANCE COSTS

The Group's finance revenue for the Relevant Periods and the eleven-month period ended 30 November 2006 mainly represented bank interest income.

The Group's finance costs are as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Interest on bank loans and other loans wholly repayable within five years	435,110	828,450	1,030,558	916,254	1,102,651
Interest on bank loans repayable beyond five years	567	32,245	32,501	30,686	137,545
Interest on finance leases	—	—	657	295	3,489
Interest on discounted bills	1,868	2,429	551	551	18,861
Interest on bonds	—	—	—	—	35,766
Total interest	437,545	863,124	1,064,267	947,786	1,298,312
Less: Interest capitalised in					
— Construction in progress	(4,472)	(16,312)	(11,420)	(10,468)	(20,553)
— Construction contracts	(16,857)	(61,568)	(134,675)	(102,283)	(71,904)
— Properties under development	—	(2,449)	(3,234)	(3,215)	(66,387)
— Intangible assets	—	—	(5,612)	(5,161)	(61,997)
	416,216	782,795	909,326	826,659	1,077,471

Borrowing costs capitalised during the Relevant Periods and the eleven-month period ended 30 November 2006 are calculated by applying the following capitalisation rates per annum to expenditure on qualifying assets:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006 (unaudited)	2007
Capitalisation rates	3.5%-7.6%	3.6%-6.1%	3.6%-8.1%	3.6%-8.1%	4.0%-8.3%

9. EMPLOYEE COMPENSATION COSTS

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Employee compensation costs (including Directors' and Supervisors' remuneration):					
— Wages, salaries and allowances	6,186,408	6,357,519	7,884,601	7,167,679	7,989,383
— Retirement benefit costs					
(i) Contributions to defined contribution retirement schemes (note (a))	1,002,491	1,092,207	1,393,118	1,270,438	1,589,454
(ii) Contributions to defined benefit retirement scheme (note (b))	407,130	506,170	395,220	362,290	242,610
Total retirement benefit costs	1,409,621	1,598,377	1,788,338	1,632,728	1,832,064
	7,596,029	7,955,896	9,672,939	8,800,407	9,821,447

Notes:

(a) All of the Group's full-time employees in Mainland China are covered by various government-sponsored retirement plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group is required to make monthly contributions to these plans at rates ranging from 20% to 23% of the employees' basic salaries for the Relevant Periods and the eleven-month period ended 30 November 2006. Contributions to these plans are expensed as incurred.

In addition, the Group participates in various defined contribution retirement schemes for its qualified employees in certain countries or jurisdictions outside Mainland China. Employees' and employers' contributions are calculated based on various percentages of employees' gross salaries or fixed sums and length of service.

During the Relevant Periods and the eleven-month period ended 30 November 2006 and at the end of each of the Relevant Periods, the Group's forfeited contributions available to reduce its contributions to the defined contribution retirement schemes in future years were not material.

(b) In addition, the Group provided supplementary pension subsidies to its retired employees in Mainland China who retired prior to 1 January 2007. Details of the supplementary pension subsidies, which are considered of defined benefit nature, are set out in note 35 of Section II below. Employees who retire after 1 January 2007 are no longer entitled to such supplementary pension subsidies.

The Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-sponsored retirement plans and supplementary pension subsidies described above, details of which are set out in note 35 of Section II below. Employee termination and early retirement benefits are recognised in the period in which the Group has entered into an agreement with the employee specifying the terms of redundancy, or after the individual employee has been advised of the specific terms. The specific terms determining the amount of compensation payments made to early retired employees vary among the terminated and early retired employees depending on various factors including their position, length of service, salary level at the time of application, minimum compensation levels set by the local regulatory authorities, and district of the employee concerned. These compensation payments to existing early retired employees will continue after the listing of the Company's H Shares on The Hong Kong Stock Exchange. However, the Group's early retirement scheme will not continue after the listing of the Company's H Shares on The Hong Kong Stock Exchange and as such, no further new early retirement application will be accepted by the Group after the listing of the Company's H Shares on The Hong Kong Stock Exchange.

10. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID EMPLOYEES

(a) Directors' and Supervisors' remuneration

Details of the Directors' and Supervisors' remuneration are as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Fees	—	—	—	—	—
Other emoluments:					
— Salaries, housing benefits, other allowances and benefits in kind	690	913	1,303	1,153	1,577
— Performance related bonuses	1,092	1,420	1,444	895	919
— Pension scheme contributions	241	428	561	521	452
Total	2,023	2,761	3,308	2,569	2,948

The names of the Directors and Supervisors and their remuneration for the Relevant Periods and the eleven-month period ended 30 November 2006 are as follows:

(i) Independent non-executive directors

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Salaries, housing benefits, other allowances and benefits in kind					
Mr. LI Kecheng	—	—	15	—	70
Mr. ZHAO Guangjie	—	—	16	—	80
Mr. WU Taishi	—	—	—	—	—
Mr. NGAI Wai Fung	—	—	—	—	—
	—	—	31	—	150

There were no other emoluments payable to the independent non-executive directors during the Relevant Periods and the eleven-month period ended 30 November 2006.

(ii) Executive directors, non-executive directors and supervisors

	Fees	Salaries, housing benefits, other allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total remuneration
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Year ended 31 December 2004					
Executive directors:					
Mr. DING Yuanchen	—	111	261	—	372
Mr. JIN Puqing	—	—	—	—	—
	—	111	261	—	372
Non-executive directors:					
Mr. LI Guorui	—	150	287	51	488
Mr. HUO Jingui	—	127	244	51	422
Mr. WU Xiaohua	—	—	—	—	—
	—	277	531	102	910
Supervisors:					
Mr. PENG Shugui	—	127	244	50	421
Mr. HUANG Shaojun	—	90	29	45	164
Ms. YU Fengli	—	85	27	44	156
	—	302	300	139	741
	—	690	1,092	241	2,023
Year ended 31 December 2005					
Executive directors:					
Mr. DING Yuanchen	—	156	294	59	509
Mr. JIN Puqing	—	61	115	14	190
	—	217	409	73	699
Non-executive directors:					
Mr. LI Guorui	—	183	346	81	610
Mr. HUO Jingui	—	156	294	76	526
Mr. WU Xiaohua	—	—	—	—	—
	—	339	640	157	1,136
Supervisors:					
Mr. PENG Shugui	—	156	294	75	525
Mr. HUANG Shaojun	—	104	41	62	207
Ms. YU Fengli	—	97	36	61	194
	—	357	371	198	926
	—	913	1,420	428	2,761

	Fees	Salaries, housing benefits, other allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total remuneration
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Year ended 31 December 2006					
Executive directors:					
Mr. DING Yuanchen	—	171	254	84	509
Mr. JIN Puqing	—	201	298	83	582
	—	372	552	167	1,091
Non-executive directors:					
Mr. LI Guorui	—	201	298	88	587
Mr. HUO Jingui	—	171	254	84	509
Mr. WU Xiaohua	—	15	—	—	15
	—	387	552	172	1,111
Supervisors:					
Mr. PENG Shugui	—	171	254	82	507
Mr. HUANG Shaojun	—	169	45	70	284
Ms. YU Fengli	—	173	41	70	284
	—	513	340	222	1,075
	—	1,272	1,444	561	3,277
***Eleven-month period ended* 30 November 2006 (unaudited)**					
Executive directors:					
Mr. DING Yuanchen	—	157	176	78	411
Mr. JIN Puqing	—	184	73	78	335
	—	341	249	156	746
Non-executive directors:					
Mr. LI Guorui	—	184	208	82	474
Mr. HUO Jingui	—	157	176	78	411
Mr. WU Xiaohua	—	—	—	—	—
	—	341	384	160	885
Supervisors:					
Mr. PENG Shugui	—	157	176	76	409
Mr. HUANG Shaojun	—	155	45	64	264
Ms. YU Fengli	—	159	41	65	265
	—	471	262	205	938
	—	1,153	895	521	2,569

	Fees	Salaries, housing benefits, other allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total remuneration
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Eleven-month period ended 30 November 2007					
Executive directors:					
Mr. DING Yuanchen	—	195	152	65	412
Mr. JIN Puqing	—	229	179	65	473
	—	424	331	130	885
Non-executive directors:					
Mr. LI Guorui	—	229	179	65	473
Mr. HUO Jingui	—	195	152	65	412
Mr. WU Xiaohua	—	70	—	—	70
	—	494	331	130	955
Supervisors:					
Mr. PENG Shugui	—	195	152	64	411
Mr. HUANG Shaojun	—	155	52	64	271
Ms. YU Fengli	—	159	53	64	276
	—	509	257	192	958
	—	1,427	919	452	2,798

There was no arrangement under which a Director or a Supervisor waived or agreed to waive any remuneration during the Relevant Periods and the eleven-month period ended 30 November 2006.

(b) Five highest paid employees

An analysis of the five highest paid employees within the Group for the Relevant Periods and the eleven-month period ended 30 November 2006 is as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
				(unaudited)	
Director	1	—	—	—	—
Supervisor	—	—	—	—	—
Non-director and non-supervisor employees	4	5	5	5	5
	5	5	5	5	5

Details of the remuneration of the above non-director and non-supervisor highest paid employees are as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Salaries, housing benefits, other allowances and benefits in kind	256	167	144	132	241
Performance related bonuses	5,841	7,904	5,833	5,737	6,543
Pension scheme contributions	84	51	44	41	74
	6,181	8,122	6,021	5,910	6,858

The number of non-director and non-supervisor highest paid employees whose remuneration fell within the following bands is as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006 (unaudited)	2007
Nil to HK$1,000,000	1	1	3	3	1
HK$1,000,001 — HK$1,500,000	2	3	1	1	2
HK$1,500,001 — HK$2,000,000	—	—	—	—	2
HK$2,000,001 — HK$2,500,000	1	—	—	—	—
HK$2,500,001 — HK$3,000,000	—	1	1	1	—
	4	5	5	5	5

11. TAX

Under the relevant PRC Corporate Income Tax Law and the respective regulations, except for certain preferential treatment available to the Company's subsidiaries, jointly-controlled entities and associates, which were exempted or taxed at a preferential rate of 15% to 16.5% during different periods of time in the Relevant Periods primarily due to their status as entities engaging in technology development or their involvement in projects that were supported by the government, such as Qinghai-Tibet Railway, and development projects in the western part of China, the entities within the Group are subject to corporate income tax at a rate of 33% during each of the Relevant Periods and the eleven-month period ended 30 November 2006.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested enterprises and foreign-invested enterprises, which results in a reduction of income tax rate from 33% to 25%. The effect of this change has been reflected in the calculation of deferred income tax as at 30 November 2007.

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profits arising in Hong Kong during each of the Relevant Periods and the eleven-month period ended 30 November 2006.

Taxes on profits assessable elsewhere, including Macau and Nigeria, have been calculated at the rates of tax prevailing in the country in which the relevant companies within the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Current income tax					
— Mainland China	161,581	242,871	286,022	235,232	985,809
— Hong Kong	182	2,587	746	684	497
— Others	7,445	5,512	18,102	13,634	26,935
Deferred income tax (note 23)	10,113	158,537	291,419	250,118	398,319
Income tax charge for the year/period	179,321	409,507	596,289	499,668	1,411,560

A reconciliation of the income tax expense applicable to profit before tax using the statutory income tax rates in Mainland China to the income tax expense at the Group's effective income tax rates for each of the Relevant Periods and the eleven-month period ended 30 November 2006 is as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Profit before tax	371,897	935,388	2,098,247	1,733,040	3,417,031
At statutory income tax rate of 33%	122,726	308,678	692,422	571,903	1,127,620
Lower income tax rates for specific provinces or locations	(84,249)	(55,004)	(58,334)	(49,269)	(192,224)
Tax effect of share of profits and losses of jointly-controlled entities and associates	(19,306)	(13,886)	(8,497)	(5,939)	(5,006)
Income not subject to tax	(200,638)	(145,254)	(234,909)	(185,965)	(98,841)
Expenses not deductible for tax purposes	277,310	244,549	137,372	112,886	63,338
Tax losses utilised	(3,453)	(6,906)	(10,863)	(9,958)	(14,232)
Income tax benefits on locally purchased machinery	(23,039)	(13,171)	(13,455)	(13,287)	(59,746)
Tax losses not recognised	109,970	90,501	92,553	79,297	37,362
Adjustments in respect of current tax of previous periods	—	—	—	—	(46,900)
Effect on opening deferred income tax due to a decrease in income tax rates	—	—	—	—	600,189
Income tax charge for the year/period	179,321	409,507	596,289	499,668	1,411,560

The share of tax attributable to jointly-controlled entities amounting to RMB1,023,000, RMB9,962,000, RMB6,597,000, RMB5,907,000 (unaudited) and RMB549,000 is included in the "Share of profits and losses of jointly-controlled entities" on the face of the consolidated income statements for the three years ended 31 December 2004, 2005 and 2006, and the eleven-month periods ended 30 November 2006 and 2007, respectively.

The share of tax attributable to associates amounting to RMB253,000, RMB1,232,000, RMB593,000, RMB214,000 (unaudited) and RMB135,000 is included in the "Share of profits and losses of associates" on the face of the consolidated income statements for the three years ended 31 December 2004, 2005 and 2006, and the eleven-month periods ended 30 November 2006 and 2007, respectively.

12. PROFIT ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY

The consolidated profit attributable to equity holder of the Company for the period ended 30 November 2007 includes a profit of RMB15,480,000 which has been dealt with in the financial statements of the Company (note 39(b)).

13. DISTRIBUTIONS

The distributions during the Relevant Periods and the eleven-month period ended 30 November 2006 are set out below:

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Distributions relating to the Retained BOT Projects (note (a))		—	132,681	305,142	279,747	701,455
Distributions pursuant to the Restructuring:						
(i) Property, plant and equipment (note (b))	15	—	—	—	—	1,111,263
(ii) Prepaid land lease payments (note (b))	16	—	—	—	—	229,087
(iii) Provision for supplementary pension subsidies (note (b))	35	—	—	—	—	(2,880,020)
(iv) Deferred tax assets arising from provision for supplementary pension subsidies (note (b))	23	—	—	—	—	846,670
(v) Special distribution (note (c))		—	—	—	—	2,423,883
Other distribution (note (d))		—	—	—	—	2,252,651
		—	132,681	305,142	279,747	4,684,989

Notes:

(a) The distributions during the Relevant Periods and the eleven-month period ended 30 November 2006 mainly represented payments made by the Group on behalf of the project companies of the Retained BOT Projects which had been carved-out and treated as deemed distributions pursuant to the Restructuring as set out in note 1 of Section II of this report.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates and supplementary defined benefits of retirees together with the related deferred tax assets which were integral to the Predecessor Operations before the Restructuring. These assets and liabilities historically associated with the Predecessor Operations were retained by CRCCG by way of distributions to CRCCG and were not injected into the Company upon its incorporation on 5 November 2007.

(c) In accordance with the notice (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the MOF (the English name of the notice is a direct translation of the Chinese name), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the

Company is required to make a distribution to CRCCG, which represents an amount equal to the net profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the New PRC GAAP, generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the businesses and operations contributed to the Group by CRCCG, after giving effect to relevant necessary adjustments.

(d) The other distribution represented an amount due from the ultimate holding company included in prepayments, deposits and other receivables which had been carved-out and treated as deemed distribution during the eleven-month period ended 30 November 2007(note 28).

The rates of distribution and the number of shares ranking for distribution are not presented as such information is not meaningful for the purpose of this report.

No dividend was paid or declared by the Company during the Relevant Periods as it was incorporated on 5 November 2007.

Following the Restructuring, the payment of future dividends will be determined by the Company's Board of Directors. The payment of the dividends will depend upon, inter alia, the future earnings, capital requirements and financial conditions and general business conditions of the Company. As the controlling shareholder, CRCCG will be able to influence the Company's dividend policy.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the Company Law of the PRC and the Company's Articles of Association, net profit after tax as reported in the statutory financial statements prepared in accordance with the New PRC GAAP can only be distributed as dividends after allowances have been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory common reserve fund of at least 10% of profit after tax, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the New PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to the shareholders. The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of the reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company.

(iii) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

After the listing of the Company's H Shares, in accordance with the Articles of Association of the Company, the net profit after tax of the Company for the purpose of dividends payment will be the lesser of (i) the net profit determined in accordance with the New PRC GAAP; and (ii) the net profit determined in accordance with IFRSs.

Prior to the incorporation of the Company on 5 November 2007, no profit appropriations to the aforesaid reserve funds were required.

14. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY

The calculation of basic earnings per share for each of the Relevant Periods and the eleven-month period ended 30 November 2006 is based on the profit attributable to equity holder of the Company for each of the Relevant Periods and the eleven-month period ended 30 November 2006 and the number of ordinary shares in issue during the Relevant Periods on the assumption that the 8,000 million ordinary shares in issue upon the incorporation of the Company on 5 November 2007 had been in issue throughout the Relevant Periods.

No diluted earnings per share has been presented as the Company did not have any dilutive potential ordinary shares during the Relevant Periods and the eleven-month period ended 30 November 2006.

15. PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings	Machinery	Vehicles	Production equipment	Measurement and experimental equipment	Other equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:								
At 1 January 2004	5,938,601	5,760,921	2,713,786	1,244,422	548,384	1,330,712	502,462	18,039,288
Additions	231,773	1,054,674	496,291	274,594	113,313	461,158	445,377	3,077,180
Transfer from construction in progress	201,443	1,887	870	5,268	—	18,886	(228,354)	—
Disposals	(260,971)	(440,562)	(343,229)	(137,508)	(87,893)	(232,063)	—	(1,502,226)
At 31 December 2004	6,110,846	6,376,920	2,867,718	1,386,776	573,804	1,578,693	719,485	19,614,242
Accumulated depreciation and impairment:								
At 1 January 2004	(2,230,282)	(2,719,484)	(1,555,604)	(571,591)	(297,007)	(716,966)	(11,764)	(8,102,698)
Reversal of impairment/(impairment) for the year # (note 7)	140,086	(15,341)	—	—	—	—	—	124,745
Depreciation charge for the year (note 7)	(213,548)	(598,324)	(381,748)	(145,489)	(75,781)	(318,219)	—	(1,733,109)
Disposals	104,565	256,816	222,833	108,477	56,047	121,961	—	870,699
At 31 December 2004	(2,199,179)	(3,076,333)	(1,714,519)	(608,603)	(316,741)	(913,224)	(11,764)	(8,840,363)
Net carrying amount:								
At 31 December 2004	3,911,667	3,300,587	1,153,199	778,173	257,063	665,469	707,721	10,773,879
At 1 January 2004	3,708,319	3,041,437	1,158,182	672,831	251,377	613,746	490,698	9,936,590

Group

	Buildings	Machinery	Vehicles	Production equipment	Measurement and experimental equipment	Other equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:								
At 1 January 2005	6,110,846	6,376,920	2,867,718	1,386,776	573,804	1,578,693	719,485	19,614,242
Additions	378,315	971,835	722,722	233,376	163,742	562,151	423,025	3,455,166
Transfer from construction in progress	378,369	3,303	—	2,335	234	59,903	(444,144)	—
Disposals	(576,952)	(600,780)	(397,528)	(175,946)	(73,663)	(292,009)	(56,429)	(2,173,307)
At 31 December 2005	6,290,578	6,751,278	3,192,912	1,446,541	664,117	1,908,738	641,937	20,896,101
Accumulated depreciation and impairment:								
At 1 January 2005	(2,199,179)	(3,076,333)	(1,714,519)	(608,603)	(316,741)	(913,224)	(11,764)	(8,840,363)
Impairment for the year # (note 7)	(10,434)	(13,081)	(1,717)	(6,793)	(356)	(83)	—	(32,464)
Depreciation charge for the year (note 7)	(198,258)	(635,045)	(446,627)	(183,628)	(112,195)	(363,126)	—	(1,938,879)
Disposals	209,166	436,965	327,068	125,009	56,824	223,089	11,764	1,389,885
At 31 December 2005	(2,198,705)	(3,287,494)	(1,835,795)	(674,015)	(372,468)	(1,053,344)	—	(9,421,821)
Net carrying amount:								
At 31 December 2005	4,091,873	3,463,784	1,357,117	772,526	291,649	855,394	641,937	11,474,280
At 31 December 2004	3,911,667	3,300,587	1,153,199	778,173	257,063	665,469	707,721	10,773,879

Group

	Buildings	Machinery	Vehicles	Production equipment	Measurement and experimental equipment	Other equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:								
At 1 January 2006	6,290,578	6,751,278	3,192,912	1,446,541	664,117	1,908,738	641,937	20,896,101
Additions	627,970	2,579,797	806,739	322,419	197,948	984,836	626,596	6,146,305
Transfer from construction in progress	572,212	90,633	385	18,791	3,018	18,650	(703,689)	—
Disposals	(794,567)	(733,863)	(319,931)	(137,439)	(66,489)	(283,322)	—	(2,335,611)
At 31 December 2006	6,696,193	8,687,845	3,680,105	1,650,312	798,594	2,628,902	564,844	24,706,795
Accumulated depreciation and impairment:								
At 1 January 2006	(2,198,705)	(3,287,494)	(1,835,795)	(674,015)	(372,468)	(1,053,344)	—	(9,421,821)
Impairment for the year # (note 7)	(16,238)	(69,869)	(465)	—	(1,887)	(2,256)	(550)	(91,265)
Depreciation charge for the year (note 7)	(208,686)	(861,273)	(552,946)	(149,432)	(94,959)	(496,876)	—	(2,364,172)
Disposals	271,352	461,617	288,090	78,563	56,442	180,541	—	1,336,605
At 31 December 2006	(2,152,277)	(3,757,019)	(2,101,116)	(744,884)	(412,872)	(1,371,935)	(550)	(10,540,653)
Net carrying amount:								
At 31 December 2006	4,543,916	4,930,826	1,578,989	905,428	385,722	1,256,967	564,294	14,166,142
At 31 December 2005	4,091,873	3,463,784	1,357,117	772,526	291,649	855,394	641,937	11,474,280

Group

	Buildings	Machinery	Vehicles	Production equipment	Measurement and experimental equipment	Other equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:								
At 1 January 2007	6,696,193	8,687,845	3,680,105	1,650,312	798,594	2,628,902	564,844	24,706,795
Additions	356,933	1,915,365	892,712	775,213	169,529	653,954	1,363,358	6,127,064
Transfer from construction in progress	35,452	13,124	3,604	2,248	649	108	(55,185)	—
Transfer to prepaid land lease payments (*note 16*)	—	—	—	—	—	—	(5,702)	(5,702)
Disposals	(93,558)	(850,099)	(339,172)	(197,894)	(72,235)	(469,124)	—	(2,022,082)
Distributions to CRCCG pursuant to the Restructuring	(1,785,456)	—	—	—	—	—	(23,667)	(1,809,123)
Disposal of a subsidiary (note 40(a))	(53,616)	—	(1,442)	—	—	(571)	(375,219)	(430,848)
At 30 November 2007	5,155,948	9,766,235	4,235,807	2,229,879	896,537	2,813,269	1,468,429	26,566,104
Accumulated depreciation and impairment:								
At 1 January 2007	(2,152,277)	(3,757,019)	(2,101,116)	(744,884)	(412,872)	(1,371,935)	(550)	(10,540,653)
Impairment for the period # (note 7)	—	(970)	—	—	—	(46)	—	(1,016)
Depreciation charge for the period (note 7)	(246,308)	(1,053,323)	(703,362)	(247,767)	(136,889)	(541,275)	—	(2,928,924)
Disposals	91,908	367,797	217,677	98,971	27,289	306,767	—	1,110,409
Distributions to CRCCG pursuant to the Restructuring	697,860	—	—	—	—	—	—	697,860
Disposal of a subsidiary (note 40(a))	1,050	—	386	—	—	321	—	1,757
At 30 November 2007	(1,607,767)	(4,443,515)	(2,586,415)	(893,680)	(522,472)	(1,606,168)	(550)	(11,660,567)
Net carrying amount:								
At 30 November 2007	3,548,181	5,322,720	1,649,392	1,336,199	374,065	1,207,101	1,467,879	14,905,537
At 31 December 2006	4,543,916	4,930,826	1,578,989	905,428	385,722	1,256,967	564,294	14,166,142

\# Impairment losses of approximately *RMB15,341,000, RMB32,464,000, RMB91,265,000, RMB90,525,000 (unaudited)* and RMB1,016,000 were recognised in the consolidated income statements for the three years ended 31 December 2004, 2005 and 2006 and the eleven-month periods ended 30 November 2006 and 2007, respectively, which mainly represented the write down of certain items of buildings, machinery and production equipment in the construction operations segment and other business operations segment to their recoverable amounts. In addition, reversal of impairment losses of approximately RMB140,086,000 was recognised in the consolidated income statement for the year ended 31 December 2004 to reverse the previously recognised impairment losses of certain items of buildings in the other business operations segment to their recoverable amounts. The recoverable amounts were mainly determined based on the fair values from independent valuations less costs to sell.

Company

	Buildings	Vehicles	Production equipment	Other equipment	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:					
Injection to the Company upon its incorporation	2,435	27,715	3,093	21,599	54,842
Additions	—	450	—	—	450
Disposals	—	—	—	(14)	(14)
At 30 November 2007	2,435	28,165	3,093	21,585	55,278
Accumulated depreciation and impairment:					
Injection to the Company upon its incorporation	(46)	(10,746)	(1,067)	(7,239)	(19,098)
Depreciation charge for the period	(5)	(368)	(25)	(282)	(680)
At 30 November 2007	(51)	(11,114)	(1,092)	(7,521)	(19,778)
Net carrying amount:					
At 30 November 2007	2,384	17,051	2,001	14,064	35,500

Certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's buildings and machinery, which had an aggregate net carrying amount of approximately RMB68,071,000, RMB305,190,000, RMB459,487,000 and RMB204,378,000 as at 31 December 2004, 2005 and 2006 and 30 November 2007, respectively (note 33).

The net carrying amount of the Group's property, plant and equipment held under finance leases included in the total amount of machinery amounted to RMB145,852,000 and RMB148,551,000 as at 31 December 2006 and 30 November 2007, respectively (note 34).

As at 30 November 2007, the Group was in the process of applying to obtain the title certificates of certain of its buildings with an aggregate net carrying amount of approximately RMB57,591,000. After consulting the legal advisor of the Company, the Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors are also of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 November 2007.

16. PREPAID LAND LEASE PAYMENTS

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Carrying amount at beginning of the year/period	1,331,350	1,367,019	1,323,484	1,470,069
Additions	97,696	66,092	215,371	421,809
Injection by CRCCG pursuant to the Restructuring (note 40(b))	—	—	—	3,074,967
Transfer from construction in progress (note 15)	—	—	—	5,702
Disposals	(37,456)	(83,337)	(27,635)	(57,221)
Amortisation for the year/period (note 7)	(24,571)	(26,290)	(25,857)	(34,864)
Impairment for the year/period (note 7)	—	—	(15,294)	—
Distributions to CRCCG pursuant to the Restructuring	—	—	—	(229,087)
Carrying amount at end of the year/period	1,367,019	1,323,484	1,470,069	4,651,375
Portion classified as current assets	(24,444)	(25,838)	(28,823)	(100,096)
Non-current portion	1,342,575	1,297,646	1,441,246	4,551,279

The carrying amount of the Group's prepaid land lease payments represented land use rights in the PRC and are held under the following lease terms:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Lease term, at carrying amount:				
Long term leases of not less than 50 years	41,084	42,254	43,038	49,854
Medium term leases of less than 50 years but not less than 10 years	1,316,063	1,272,542	1,417,428	4,588,330
Short term leases of less than 10 years	9,872	8,688	9,603	13,191
	1,367,019	1,323,484	1,470,069	4,651,375

Certain of the Group's interest-bearing bank and other borrowings were secured by the Group's prepaid land lease payments, which had an aggregate carrying amount of approximately RMB44,730,000, RMB57,673,000, RMB30,120,000 and RMB49,873,000 as at 31 December 2004, 2005 and 2006 and 30 November 2007, respectively (note 33).

As at 30 November 2007, the Group was in the process of applying to obtain the title certificates of certain of its land use rights in the PRC with an aggregate carrying amount of approximately RMB218,873,000. After consulting the legal advisor of the Company, the Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned land use rights. The Directors are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 November 2007.

17. INTANGIBLE ASSETS

Group

	Concession assets	Computer software	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Cost:				
At 1 January 2004	—	8,862	17,093	25,955
Additions (note (a))	111,584	5,997	848	118,429
Disposals	—	(7)	—	(7)
At 31 December 2004	111,584	14,852	17,941	144,377
Accumulated amortisation:				
At 1 January 2004	—	(1,181)	(9,423)	(10,604)
Amortisation for the year (note 7)	—	(1,374)	(1,085)	(2,459)
At 31 December 2004	—	(2,555)	(10,508)	(13,063)
Net carrying amount:				
At 31 December 2004	111,584	12,297	7,433	131,314
At 1 January 2004	—	7,681	7,670	15,351
Cost:				
At 1 January 2005	111,584	14,852	17,941	144,377
Additions	9,638	10,649	2	20,289
Disposals	—	(747)	(321)	(1,068)
At 31 December 2005	121,222	24,754	17,622	163,598
Accumulated amortisation:				
At 1 January 2005	—	(2,555)	(10,508)	(13,063)
Amortisation for the year (note 7)	(4,898)	(3,031)	(926)	(8,855)
Disposals	—	252	167	419
At 31 December 2005	(4,898)	(5,334)	(11,267)	(21,499)
Net carrying amount:				
At 31 December 2005	116,324	19,420	6,355	142,099
At 31 December 2004	111,584	12,297	7,433	131,314

Group

	Concession assets	Computer software	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Cost:				
At 1 January 2006	121,222	24,754	17,622	163,598
Additions	200,070	13,579	968	214,617
Disposals	—	(827)	(629)	(1,456)
At 31 December 2006	321,292	37,506	17,961	376,759
Accumulated amortisation:				
At 1 January 2006	(4,898)	(5,334)	(11,267)	(21,499)
Amortisation for the year (note 7)	(6,987)	(8,356)	(1,118)	(16,461)
Disposals	—	51	—	51
At 31 December 2006	(11,885)	(13,639)	(12,385)	(37,909)
Net carrying amount:				
At 31 December 2006	309,407	23,867	5,576	338,850
At 31 December 2005	116,324	19,420	6,355	142,099
Cost:				
At 1 January 2007	321,292	37,506	17,961	376,759
Additions	692,668	4,929	7,093	704,690
Disposals	—	(9,937)	(4,566)	(14,503)
At 30 November 2007	1,013,960	32,498	20,488	1,066,946
Accumulated amortisation and impairment:				
At 1 January 2007	(11,885)	(13,639)	(12,385)	(37,909)
Impairment for the period (note 7)	—	(508)	—	(508)
Amortisation for the period (note 7)	(6,536)	(7,880)	(6,680)	(21,096)
Disposals	—	2,205	969	3,174
At 30 November 2007	(18,421)	(19,822)	(18,096)	(56,339)
Net carrying amount:				
At 30 November 2007	995,539	12,676	2,392	1,010,607
At 31 December 2006	309,407	23,867	5,576	338,850

Notes:

(a) As at 31 December 2004, all the concession assets were still under construction and no amortisation was charged for the year ended 31 December 2004.

(b) As at 30 November 2007, certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's intangible assets, which had an aggregate carrying amount of approximately RMB184,261,000 (note 33).

18. INVESTMENTS IN SUBSIDIARIES

Company

	30 November 2007
	RMB'000
Unlisted investments, at cost	11,939,492

Particulars of the principal subsidiaries of the Company are set out in note 1 of Section II above.

19. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Unlisted investments, at cost	—	—	—	—	62,580
Share of net assets	29,991	63,334	68,381	72,421	—
	29,991	63,334	68,381	72,421	62,580

Particulars of the principal jointly-controlled entities of the Group are set out in note 1 of Section II above.

The following tables illustrate the summarised financial information of the Group's jointly-controlled entities:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Share of the jointly-controlled entities' assets and liabilities:				
Current assets	94,890	187,298	220,470	425,856
Non-current assets	2,600	7,688	3,371	3,513
Current liabilities	(67,162)	(131,364)	(155,182)	(307,876)
Non-current liabilities	(337)	(288)	(278)	(49,072)
Net assets	29,991	63,334	68,381	72,421

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Share of the jointly-controlled entities' results:					
Revenue	116,557	121,015	41,242	38,825	27,485
Other income	3,324	11,292	11,598	10,616	9,572
Total revenue	119,881	132,307	52,840	49,441	37,057
Total expenses	(69,236)	(88,223)	(20,708)	(20,571)	(23,649)
Tax	(1,023)	(9,962)	(6,597)	(5,907)	(549)
Profit after tax	49,622	34,122	25,535	22,963	12,859

20. INTERESTS IN ASSOCIATES

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Share of net assets	158,548	348,855	371,545	236,932
Provision for impairment	(5,810)	(5,810)	(5,810)	(1,851)
	152,738	343,045	365,735	235,081

Particulars of the principal associates of the Group are set out in note 1 of Section II above.

The following tables illustrate the summarised financial information of the Group's associates extracted from their audited financial statements or management accounts:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Aggregate of associates' financial position:				
Assets	816,628	1,995,211	2,284,456	1,339,399
Liabilities	489,116	1,153,530	1,346,608	855,262

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Aggregate of associates' results:					
Revenue	176,557	432,988	902,048	849,916	811,833
Profit for the year/period	1,316	17,754	962	888	43,272

21. HELD-TO-MATURITY INVESTMENTS

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Debt investments:				
— Listed in Mainland China	39,380	7,864	7,447	7,447
— Unlisted	267,139	357,148	316,724	36,376
	306,519	365,012	324,171	43,823
Provision for impairment	(1,458)	(500)	—	—
	305,061	364,512	324,171	43,823
Portion classified as current assets	(150,000)	(192,000)	(305,038)	(25,005)
Non-current portion	155,061	172,512	19,133	18,818
Held-to-maturity investments are analysed as follows:				
— Central governments and central banks	34,520	7,479	2,167	1,925
— Corporate entities	270,541	357,033	322,004	41,898
	305,061	364,512	324,171	43,823

Movements in the provision for impairment of held-to-maturity investments are as follow:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	—	1,458	500	—
Impairment/(reversal of impairment) for the year/period (note 7)	1,458	(958)	—	—
Witten off	—	—	(500)	—
At end of the year/period	1,458	500	—	—

During the Relevant Periods, the effective interest rates of the held-to-maturity investments ranged from 4.0% to 5.3% per annum. The carrying amounts of the held-to-maturity investments approximate their fair values.

22. AVAILABLE-FOR-SALE INVESTMENTS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Listed equity investments in Mainland China, at fair value	6,569	6,701	6,654	309,165	144,717
Unlisted equity investments, at cost	326,998	463,604	547,159	567,602	91,179
Provision for impairment	(17,814)	(18,572)	(18,432)	(12,530)	—
	309,184	445,032	528,727	555,072	91,179
Listed bond investments in Mainland China, at fair value	23,681	4,274	2,430	2,366	—
	339,434	456,007	537,811	866,603	235,896

The unlisted equity investments are equity securities issued by private entities established in the PRC. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors are of the opinion that their fair values cannot be measured reliably.

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Available-for-sale investments are analysed as follows:					
— Central governments and central banks	3,681	4,274	2,430	2,366	—
— Banks and other financial institutions ..	54,162	54,562	50,442	251,199	144,717
— Corporate entities..................	281,591	397,171	484,939	613,038	91,179
	339,434	456,007	537,811	866,603	235,896

Movements in the provision for impairment of available-for-sale investments are as follow:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	13,469	17,814	18,572	18,432
Impairment for the year/period (note 7)................	4,345	758	951	—
Written off	—	—	(1,091)	(5,902)
At end of the year/period	17,814	18,572	18,432	12,530

The gross gain of the Group's available-for-sale investments recognised directly in its equity amounted to RMB247,637,000 for the eleven-month period ended 30 November 2007.

The gross gain of the Company's available-for-sale investments recognised in its equity amounted to RMB36,309,000 for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 (note 39(b)).

The fair values of listed equity and bond investments are based on quoted market prices.

23. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The movements in deferred tax assets and deferred tax liabilities during the Relevant Periods are as follows:

	Group				Company
	Year ended 31 December			Eleven-month period ended 30 November	Eleven-month period ended 30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period, net	3,752,120	3,742,007	3,583,470	3,292,051	—
Injection to the Company upon its incorporation	—	—	—	—	12,448
Deferred tax charged to the income statements during the year/period (note 11)	(10,113)	(158,537)	(291,419)	(398,319)	—
Deferred tax charged to equity during the year/period:					
(i) Deferred tax assets on revaluation surplus arising from the Restructuring	—	—	—	1,051,303	—
(ii) Distributions of deferred tax assets arising from provision for supplementary pension subsidies to CRCCG pursuant to the Restructuring	—	—	—	(846,670)	—
(iii) Deferred tax liabilities arising from changes in fair values of available-for-sale investments	—	—	—	(21,522)	(9,077)
At end of the year/period, net	3,742,007	3,583,470	3,292,051	3,076,843	3,371

The Group's and the Company's deferred tax assets and deferred tax liabilities are attributed to the following items, which are reflected in the balance sheets:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Deferred tax assets:					
Provisions for supplementary pension subsidies and early retirement benefits	3,544,873	3,494,338	3,395,518	1,841,240	12,448
Provision for impairment of assets	241,908	236,344	264,173	167,597	—
Provision for foreseeable losses on construction contracts	400,362	329,870	188,653	90,057	—
Tax losses available for offset against future taxable income	10,478	2,205	245	41,967	—
Accruals and provisions	70,169	66,032	69,894	36,103	—
Additional tax deduction on revaluation surplus arising from the Restructuring	—	—	—	1,051,303	—
Others	4,452	19,622	9,648	16,159	—
	4,272,242	4,148,411	3,928,131	3,244,426	12,448
Deferred tax liabilities:					
Recognition of revenue on construction contracts	(142,009)	(150,437)	(221,082)	(146,061)	—
Provision for staff welfare fund	(388,226)	(414,504)	(414,998)	—	—
Available-for-sale investments	—	—	—	(21,522)	(9,077)
	(530,235)	(564,941)	(636,080)	(167,583)	(9,077)
	3,742,007	3,583,470	3,292,051	3,076,843	3,371

As at 31 December 2004, 2005 and 2006, and 30 November 2007, deferred tax assets that had not been recognised in respect of tax losses of the Group arising in the PRC were RMB69,454,000, RMB91,335,000, RMB87,620,000 and RMB89,643,000, respectively, which were available for a maximum of five years for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of the tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilised.

As at 31 December 2004, 2005 and 2006, and 30 November 2007, there was no significant unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

24. INVENTORIES

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Raw materials	2,378,626	2,614,188	3,479,774	4,405,403	1,251
Work-in-progress	709,553	744,153	847,270	755,185	—
Finished goods	375,645	533,956	581,212	695,097	—
Spare parts	546,837	673,606	1,086,213	2,034,029	—
	4,010,661	4,565,903	5,994,469	7,889,714	1,251

As at 30 November 2007, certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's inventories, which had an aggregate carrying amount of approximately RMB188,469,000 (note 33).

25. COMPLETED PROPERTIES HELD FOR SALE

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Cost	384,199	444,934	387,912	396,276
Provision for impairment	(80,748)	(86,792)	(91,508)	(77,409)
	303,451	358,142	296,404	318,867

26. CONSTRUCTION CONTRACTS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Gross amount due from contract customers for contract work	13,126,531	23,172,205	28,054,058	36,029,555	1,537,182
Gross amount due to contract customers for contract work	(5,995,098)	(8,977,285)	(14,408,867)	(13,959,780)	—
	7,131,433	14,194,920	13,645,191	22,069,775	1,537,182
Contract costs incurred plus recognised profits less recognised losses to date	171,312,054	246,122,993	356,352,731	484,772,102	1,918,902
Less: Progress billings received and receivable	(164,180,621)	(231,928,073)	(342,707,540)	(462,702,327)	(381,720)
	7,131,433	14,194,920	13,645,191	22,069,775	1,537,182

The amounts due from the ultimate holding company, fellow subsidiaries and associates included in the gross amount due from contract customers for contract work can be analysed as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	—	—	4,261	—
Fellow subsidiaries	9,880	30,445	56,063	36,389
Associates	—	—	4,923	—
	9,880	30,445	65,247	36,389

The amounts due to the ultimate holding company and fellow subsidiaries included in the gross amount due to contract customers for contract work can be analysed as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	—	13,252	—	—
Fellow subsidiaries	2,792	29	11,021	—
	2,792	13,281	11,021	—

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered to the major customers of the Group.

27. TRADE AND BILLS RECEIVABLES

The Group's major customers are the PRC government agencies and other state-owned enterprises. The majority of the Group's revenues are generated through construction projects and settlement is made in accordance with the terms specified in the contracts governing the relevant transactions. The Group does not have a standardised and universal credit period granted to the construction service customers. The credit period of individual construction service customers is considered on a case-by-case basis and set out in the construction contracts, as appropriate. For sale of products, a credit period ranging from 30 to 90 days may be granted to large or long-established customers with good repayment history. Revenues from small, new or short-term customers are normally expected to be settled shortly after provision of services or delivery of goods. No credit period is set by the Group for small, new and short term customers. For retention money

receivables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work. Trade and bills receivables are non-interest-bearing.

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Bills receivables	97,677	59,445	150,071	138,699	—
Trade receivables	12,308,760	14,597,380	19,752,297	22,589,831	960
Retention money receivables	2,602,464	3,475,702	4,810,010	5,522,153	7,265
Provision for impairment	(638,694)	(668,569)	(711,253)	(641,525)	—
	14,370,207	17,463,958	24,001,125	27,609,158	8,225
Portion classified as current assets	(13,458,411)	(16,189,087)	(22,430,313)	(26,691,973)	(8,225)
Non-current portion	911,796	1,274,871	1,570,812	917,185	—

An aged analysis of the Group's and the Company's trade and bills receivables, based on invoiced date and net of provision for impairment of trade receivables, as at the balance sheet dates is as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Within 6 months	7,606,512	9,104,153	14,056,279	18,334,059	—
6 months to 1 year	3,920,330	5,118,118	5,717,934	5,527,010	—
1 year to 2 years	1,915,955	2,060,811	2,767,670	2,439,173	—
2 years to 3 years	596,341	787,957	928,383	847,737	8,225
More than 3 years	331,069	392,919	530,859	461,179	—
	14,370,207	17,463,958	24,001,125	27,609,158	8,225

An aged analysis of the trade and bills receivables, that are neither individually nor collectively considered to be impaired, is as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Neither past due nor impaired	7,746,195	9,729,691	15,543,660	19,865,122	7,265
Past due but not impaired					
Less than 3 months past due	363,560	689,582	760,929	439,613	—
3 to 6 months past due	688,593	450,759	643,965	546,366	—
Over 6 months past due	776,525	741,178	795,739	592,565	960
	9,574,873	11,611,210	17,744,293	21,443,666	8,225

Movements in the provision for impairment of trade receivables are as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	541,166	638,694	668,569	711,253
Impairment for the year/period (note 7)	98,504	67,622	79,016	16,866
Written off	(976)	(37,747)	(36,332)	(86,594)
At end of the year/period	638,694	668,569	711,253	641,525

The amounts due from the ultimate holding company, fellow subsidiaries, jointly-controlled entities and associates included in the trade and bills receivables can be analysed as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	6,468	8,136	4,496	—
Fellow subsidiaries	38,111	59,368	78,421	106,682
Jointly-controlled entities	—	8,300	14,328	3,239
Associates	1,741	711	87,709	45,775
	46,320	76,515	184,954	155,696

The above amounts are unsecured and repayable on similar credit terms to those offered to the major customers of the Group. Except for amounts of RMB8,650,000, RMB7,679,000 and RMB4,650,000 which are interest-bearing at rates ranging from 5.0% to 8.0% per annum as at 31 December 2004, 2005 and 2006, respectively, the above amounts are non-interest-bearing.

The weighted average effective interest rates on non-current receivables are as follows:

	31 December			30 November
	2004	2005	2006	2007
Effective interest rates	5.54%	5.76%	6.03%	6.34%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current trade and bills receivables approximate their fair values. In addition, as the non-current trade and bills receivables have been discounted based on the effective interest rates, the carrying amounts of non-current trade and bills receivables approximate their fair values.

28. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Advances to suppliers	6,507,814	7,786,311	10,694,037	15,096,084	1,429,341
Prepayments	116,882	126,998	156,695	109,157	—
Deposits and other receivables *	9,141,069	10,530,626	10,734,683	12,203,378	4,056,796
	15,765,765	18,443,935	21,585,415	27,408,619	5,486,137
Portion classified as current assets	(15,741,978)	(18,391,030)	(21,524,630)	(27,328,069)	(5,486,137)
Non-current portion	23,787	52,905	60,785	80,550	—

* Deposits and other receivables mainly represented bidding bonds, performance bonds and various deposits required for the Group's business operations.

Movements in the provision for impairment of other receivables are as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	251,135	244,161	277,022	298,726
Impairment/(reversal of impairment) for the year/period (note 7)	2,093	41,337	42,614	(8,146)
Written off	(9,067)	(8,476)	(20,910)	(46,419)
At end of the year/period	244,161	277,022	298,726	244,161

The amounts due from the ultimate holding company, fellow subsidiaries, jointly-controlled entities, associates and subsidiaries included in the above can be analysed as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	492,506	1,080,610	1,434,405	—	—
Fellow subsidiaries	672,512	213,359	106,688	—	—
Jointly-controlled entities	29,776	30,610	126,136	396,072	275,808
Associates	4,928	1,349	11,580	386,694	—
Subsidiaries	—	—	—	—	3,814,179
	1,199,722	1,325,928	1,678,809	782,766	4,089,987

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

During the eleven-month period ended 30 November 2007, an amount due from the ultimate holding company included in prepayments, deposits and other receivables of RMB2,252,651,000 had been carved-out and treated as deemed distribution (note 13).

The weighted average effective interest rates on non-current receivables are as follows:

	31 December			30 November
	2004	2005	2006	2007
Effective interest rates	5.54%	5.76%	6.03%	6.84%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of current other receivables approximate their fair values. In addition, as the non-current other receivables have been discounted based on the effective interest rates, the carrying amounts of non-current other receivables approximate their fair values.

29. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Bond investments:					
— Listed in Mainland China, at market value	231,674	45,484	800	800	—
Equity investments:					
— Listed in Mainland China, at market value	93,985	53,493	64,427	109,817	109,284
	325,659	98,977	65,227	110,617	109,284
Financial assets at fair value through profit or loss are analysed as follows:					
— Central governments and central banks	230,443	45,484	800	800	—
— Public sector entities	31	—	—	—	—
— Banks and other financial institutions	30,858	—	—	5,169	5,169
— Corporate entities	64,327	53,493	64,427	104,648	104,115
	325,659	98,977	65,227	110,617	109,284

30. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cash and bank balances	11,763,311	14,347,710	18,537,051	22,508,630	2,615,726
Time deposits	2,206,270	2,823,212	3,232,060	4,238,125	700,935
	13,969,581	17,170,922	21,769,111	26,746,755	3,316,661
Less: Pledged bank balances for					
— Bills payable (note 31)	(150,801)	(199,224)	(336,234)	(391,690)	—
— Projects bidding	(218,170)	(237,657)	(452,031)	(585,672)	—
Less: Pledged time deposits for					
— Bank loans (note 33)	—	(34,618)	—	—	—
— Bank loan of an associate (note 43)	—	—	(20,000)	—	—
	(368,971)	(471,499)	(808,265)	(977,362)	—
Cash and cash equivalents in the balance sheets	13,600,610	16,699,423	20,960,846	25,769,393	3,316,661
Less: Non-pledged time deposits with original maturity of three months or more when acquired	(1,924,253)	(2,474,835)	(2,587,211)	(2,139,358)	
Cash and cash equivalents in the consolidated cash flow statements	11,676,357	14,224,588	18,373,635	23,630,035	
Cash and bank balances and time deposits denominated in:					
— RMB	13,259,139	15,518,168	20,288,033	24,240,281	3,186,809
— United States dollars	481,966	1,357,166	852,257	1,218,953	102,020
— Other currencies	228,476	295,588	628,821	1,287,521	27,832
	13,969,581	17,170,922	21,769,111	26,746,755	3,316,661

The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for three months to one year, and earn interest at the respective time deposit rates. The carrying amounts of the cash and cash equivalents and pledged deposits in the balance sheets approximate their fair values.

31. TRADE AND BILLS PAYABLES

Trade and bills payables are non-interest-bearing and are normally settled from 60 to 180 days. For retention money payables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work.

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Trade and bills payables	24,081,511	29,989,477	38,250,699	42,886,125	86,246
Portion classified as current liabilities	(23,496,329)	(29,165,756)	(37,512,875)	(42,235,912)	(86,246)
Non-current portion	585,182	823,721	737,824	650,213	—

An aged analysis of the Group's and the Company's trade and bills payables, based on invoiced dates, as at the balance sheet dates is as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Within 6 months	14,262,230	15,959,172	24,344,581	31,731,218	45,858
6 months to 1 year	6,294,241	9,673,028	9,008,652	7,184,135	25,014
1 year to 2 years	2,277,921	3,078,023	3,026,302	2,421,735	15,374
2 years to 3 years	782,171	847,794	1,362,828	956,523	—
More than 3 years	464,948	431,460	508,336	592,514	—
	24,081,511	29,989,477	38,250,699	42,886,125	86,246

The amounts due to a fellow subsidiary, associates and subsidiaries included in trade and bills payables can be analysed as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Fellow subsidiary	—	—	—	1,563	—
Associates	16,615	7,496	5,907	15,789	—
Subsidiaries	—	—	—	—	38,781
	16,615	7,496	5,907	17,352	38,781

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered by the fellow subsidiary, associates and subsidiaries to their major customers.

The weighted average effective interest rates on non-current payables are as follows:

	31 December			30 November
	2004	2005	2006	2007
Effective interest rates	5.54%	5.76%	6.03%	6.84%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current trade and bills payables approximate their fair values. In addition, as the non-current trade and bills payables have been discounted based on the effective interest rates, the carrying amounts of non-current trade and bills payables approximate their fair values.

The Group's bills payable were secured by pledged bank balances of approximately RMB150,801,000, RMB199,224,000, RMB336,234,000 and RMB391,690,000 as at 31 December 2004, 2005 and 2006, and 30 November 2007, respectively (note 30).

32. OTHER PAYABLES AND ACCRUALS

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Advances from customers	13,327,480	18,961,114	22,023,154	35,931,588	2,206,312
Accrued salaries, wages and benefits	4,000,120	4,135,762	4,167,963	4,934,824	11,950
Other taxes payable	1,106,960	1,452,168	1,785,944	1,613,099	—
Current portion of deferred revenue (note 36)	3,099	2,079	14,079	10,079	—
Others *	7,168,892	8,451,656	10,332,633	15,540,741	3,467,870
	25,606,551	33,002,779	38,323,773	58,030,331	5,686,132
Portion classified as current liabilities	(25,203,083)	(32,765,585)	(38,048,543)	(57,699,815)	(5,227,854)
Non-current portion	403,468	237,194	275,230	330,516	458,278

* Others mainly represented payables to sub-contractors for payments made on behalf of the Group, deposits and performance bonds received from sub-contractors, payables for the purchases of machinery and equipment and payables for repair and maintenance expenses.

The amounts due to the ultimate holding company, fellow subsidiaries, jointly-controlled entities, associates and subsidiaries included in other payables and accruals can be analysed as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Ultimate holding company	169,685	172,331	179,841	2,519,039	1,368,500
Fellow subsidiaries	124,541	213,401	352,929	211,619	—
Jointly-controlled entities	6,369	2,131	59,750	63,382	62,599
Associates	29,227	120,835	237	51,523	—
Subsidiaries	—	—	—	—	1,312,578
	329,822	508,698	592,757	2,845,563	2,743,677

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

Prior to the date of this report, the balances with the ultimate holding company and fellow subsidiaries as at 30 November 2007 which are non-trade in nature have been settled.

The weighted average effective interest rates on non-current payables are as follows:

	31 December 2004	31 December 2005	31 December 2006	30 November 2007
Effective interest rates	5.54%	5.76%	6.03%	6.84%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of current other payables approximate their fair values. In addition, as the non-current other payables have been discounted based on the effective interest rates, the carrying amounts of non-current other payables approximate their fair values.

33. INTEREST-BEARING BANK AND OTHER BORROWINGS

	Effective interest rate (%)	Maturity	Group				Company
			31 December			30 November	30 November
			2004	2005	2006	2007	2007
			RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Current							
Finance lease payables (note 34)	7.3 - 12.9	2007 - 2008	—	—	48,532	68,286	—
Short term bank loans:							
— unsecured	3.6 - 12.8	2005 - 2008	7,273,580	8,887,054	11,245,274	16,001,692	3,331,658
— secured	3.6 - 9.3	2005 - 2008	120,500	261,288	173,550	423,941	—
Short term other loans:							
— unsecured	2.2 - 8.8	2005 - 2008	230,837	246,746	238,903	414,900	—
Short term corporate bonds:							
— unsecured	3.8 - 4.0	2008	—	—	—	1,992,326	1,992,326
Current portion of long term bank loans:							
— unsecured	3.5 - 7.6	2005 - 2008	159,579	440,200	738,990	649,130	50,000
— secured	3.6 - 7.7	2005	39,000	—	—	—	—
Current portion of long term other loans							
— unsecured	5.9 - 13.3	2007	—	—	69,432	—	—
			7,823,496	9,835,288	12,514,681	19,550,275	5,373,984

	Effective interest rate (%)	Maturity	Group				Company
			31 December			30 November	30 November
			2004	2005	2006	2007	2007
			RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Non-current							
Finance lease payables (note 34)	7.3 - 12.9	2008 - 2010	—	—	93,271	91,036	—
Long term bank loans:							
— unsecured	0.75 - 10.8	2008 - 2024	1,149,943	2,935,064	4,537,134	5,483,256	1,780,926
— secured	3.6 - 9.3	2008 - 2017	5,200	29,200	92,034	603,944	239,875
Long term other loans:							
— unsecured	3.77 - 13.3	2007 - 2009	33,609	76,162	3,276	72,228	—
			1,188,752	3,040,426	4,725,715	6,250,464	2,020,801
			9,012,248	12,875,714	17,240,396	25,800,739	7,394,785
Interest-bearing bank and other borrowings denominated in:							
— RMB			8,661,482	12,543,767	16,923,461	25,007,635	6,799,069
— Euros			348,680	331,947	316,935	711,599	595,716
— Hong Kong dollars			2,086	—	—	—	—
— United States dollars			—	—	—	81,505	—
			9,012,248	12,875,714	17,240,396	25,800,739	7,394,785

The maturity profile of the interest-bearing bank and other borrowings as at the balance sheet dates is as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Analysed into:					
Bank loans repayable:					
Within one year	7,592,659	9,588,542	12,157,814	17,074,763	3,381,658
In the second year	629,062	441,400	1,541,102	2,259,651	136,866
In the third to fifth years, inclusive	380,295	1,998,863	1,809,844	2,045,649	410,599
Beyond five years	145,786	524,001	1,278,222	1,781,900	1,473,336
	8,747,802	12,552,806	16,786,982	23,161,963	5,402,459
Other borrowings (including finance lease payables) repayable:					
Within one year	230,837	246,746	356,867	483,186	—
In the second year	—	72,261	53,904	145,670	—
In the third to fifth years, inclusive	33,609	3,901	42,643	17,594	—
	264,446	322,908	453,414	646,450	—
Corporate bonds repayable:					
Within one year	—	—	—	1,992,326	1,992,326
	9,012,248	12,875,714	17,240,396	25,800,739	7,394,785

The above secured bank loans were secured by certain assets and their carrying values are as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Property, plant and equipment (note 15)	68,071	305,190	459,487	204,378
Prepaid land lease payments (note 16)	44,730	57,673	30,120	49,873
Intangible assets (note 17)	—	—	—	184,261
Properties under development	—	—	—	1,071,515
Inventories (note 24)	—	—	—	188,469
Time deposits (note 30)	—	34,618	—	—

Certain interest-bearing bank and other borrowings of the Group of RMB1,428 million, RMB2,994 million, RMB3,561 million were guaranteed by the ultimate holding company as at 31 December 2004, 2005 and 2006, respectively (note 43(a)). At the date of this report, all the corporate guarantees from the ultimate holding company have been released and replaced by corporate guarantees executed by the Company after the incorporation of the Company.

Certain interest-bearing bank and other borrowings of the Company of RMB240 million were guaranteed by the subsidiaries of the Company as at 30 November 2007 (note 41).

Other interest rate information:

Group

	31 December 2004		31 December 2005		31 December 2006		30 November 2007	
	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Bank loans — unsecured	6,306,699	2,276,403	8,671,576	3,590,742	11,120,110	5,401,288	16,606,917	5,527,161
Bank loans — secured	151,700	13,000	183,488	107,000	140,550	125,034	199,940	827,945
Other borrowings — unsecured	214,900	49,546	260,123	62,785	259,498	52,113	487,128	—
Other borrowings — secured	—	—	—	—	141,803	—	159,322	—
Corporate bonds — unsecured	—	—	—	—	—	—	1,992,326	—

Company

	30 November 2007	
	Fixed rate	Floating rate
	RMB'000	RMB'000
Bank loans — unsecured	3,217,999	2,184,460
Corporate bonds — unsecured	1,992,326	—

The carrying amounts of the current bank and other borrowings and non-current floating rate bank and other borrowings approximate their fair values.

The carrying amounts and fair values of the Group's non-current fixed rate bank and other borrowings are as follows:

	31 December 2004		31 December 2005		31 December 2006		30 November 2007	
	Carrying amounts	Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Bank loans — unsecured	803,524	757,554	1,764,246	1,677,708	2,200,378	2,109,380	2,630,226	2,499,177
Bank loans — secured	5,200	5,550	23,000	23,161	28,200	29,427	10,800	11,276
Other borrowings — unsecured	—	—	45,223	46,196	3,276	3,297	72,228	72,805
Other borrowings — secured ...	—	—	—	—	93,271	93,877	91,036	93,054
	808,724	763,104	1,832,469	1,747,065	2,325,125	2,235,981	2,804,290	2,676,312

The fair value of the Company's non-current unsecured bank loans at fixed rates with a carrying amount of RMB1,589,875,000 is RMB1,496,859,000 as at 30 November 2007.

The fair values of the Group's and the Company's non-current fixed rate bank and other borrowings have been calculated by discounting the expected future cash flows at the prevailing interest rates as at the respective balance sheet dates.

34. FINANCE LEASE PAYABLES

The Group leases certain of its machinery for its construction operations. These leases are classified as finance leases and have remaining lease terms ranging from two to three years. The Group has the option to purchase the machinery at nominal amounts upon the expiry of the lease terms.

At the balance sheet dates, the Group's total future minimum lease payments under finance leases and their present values are as follows:

Group

	Minimum lease payments		Present value of minimum lease payments	
	31 December 2006	30 November 2007	31 December 2006	30 November 2007
	RMB'000	RMB'000	RMB'000	RMB'000
Amounts payable:				
Within one year	59,610	77,158	48,532	68,286
In the second year	58,403	74,664	50,628	73,442
In the third to fifth years, inclusive	45,088	18,390	42,643	17,594
Total minimum finance lease payments	163,101	170,212	141,803	159,322
Future finance charges	(21,298)	(10,890)		
Total net finance lease payables	141,803	159,322		
Portion classified as current liabilities (note 33)	(48,532)	(68,286)		
Non-current portion (note 33)	93,271	91,036		

The effective interest rates of the finance lease payables range from 7.3% to 12.9% per annum. The carrying amounts of the finance lease payables approximate their fair values.

The net carrying amount of the Group's property, plant and equipment held under finance leases included in the total amount of machinery amounted to RMB145,852,000 and RMB148,551,000 as at 31 December 2006 and 30 November 2007, respectively (note 15).

35. PROVISIONS FOR SUPPLEMENTARY PENSION SUBSIDIES AND EARLY RETIREMENT BENEFITS

The Group paid supplementary pension subsidies (including post-retirement medical benefits) to its employees who retired prior to 1 January 2007. Pursuant to the Restructuring, CRCCG has agreed to assume the liabilities of the supplementary pension subsidies (including post-retirement medical benefits) of the retired employees of the Group from 1 January 2007. Subsequent to 1 January 2007, the Group terminated the supplementary pension subsidies plan (including post-retirement medical benefits) for its employees who retired after 1 January 2007.

The Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-sponsored retirement plans and supplementary pension subsidies described above, details of which are set out in note 9(b) of Section II above. The Group's obligations in respect of the supplementary pension subsidies and early retirement benefits at the balance sheet dates were computed by an independent actuary, Towers, Perrin, Forster & Crosby, Inc., Hong Kong, whose actuaries are members of the Society of Actuaries of the United States of America, using the projected unit credit actuarial cost method.

The components of net benefit expenses recognised in the consolidated income statements and the amounts recognised in the balance sheets are summarised below:

(a) The provision for supplementary pension subsidies and early retirement benefits recognised in the balance sheets are determined as follows:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Present value of defined benefit obligations	11,010,370	11,671,790	11,468,590	7,556,590	43,380
Unrecognised net actuarial gain/(loss)	756,460	(57,070)	(218,340)	304,300	—
Defined benefit liabilities on the balance sheets	11,766,830	11,614,720	11,250,250	7,860,890	43,380
Portion classified as current liabilities	(658,280)	(759,690)	(1,080,490)	(1,077,140)	(6,500)
Non-current portion	11,108,550	10,855,030	10,169,760	6,783,750	36,880

(b) The movements of provisions for supplementary pension subsidies and early retirement benefits recognised in the balance sheets are as follows:

	Group				Company
	Year ended 31 December			Eleven-month period ended 30 November	Eleven-month period ended 30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Net liabilities at beginning of the year/period	11,905,020	11,766,830	11,614,720	11,250,250	—
Injection to the Company upon incorporation	—	—	—	—	43,948
Benefits paid during the year/period	(545,320)	(658,280)	(759,690)	(751,950)	(580)
Distributions to CRCCG pursuant to the Restructuring	—	—	—	(2,880,020)	—
Net expenses recognised in the consolidated income statements (note 9)	407,130	506,170	395,220	242,610	—
Net expenses recognised in the Company's income statement	—	—	—	—	12
Net liabilities at end of the year/period	11,766,830	11,614,720	11,250,250	7,860,890	43,380

(c) The net expenses recognised in the consolidated income statements of the Group are analysed as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Interest cost	407,130	507,350	395,220	242,610
Actuarial gain	—	(1,180)	—	—
Net expense	407,130	506,170	395,220	242,610

(d) The principal actuarial assumptions used for the purpose of the actuarial valuation are as follows:

Group

	31 December			30 November
	2004	2005	2006	2007
Discount rate	4.75%	3.50%	3.25%	4.50%
Medical cost trend rate	8.00%	8.00%	8.00%	8.00%
Early-retirees' salary and supplementary benefits inflation rate	2.50%	2.50%	2.50%	2.50%

The mortality assumption is approximately two years above the average life expectancy of the residents in the PRC.

(e) A one percentage point change in the assumed rate of increase in medical cost would have the following effects:

Group

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Increase in effect on the interest cost	1,020	1,020	1,030	1,020	—
Decrease in effect on the interest cost	(870)	(860)	(870)	(860)	—
Increase in effect on the defined benefit obligations	21,470	29,330	31,760	31,590	100
Decrease in effect on the defined benefit obligations	(18,440)	(24,790)	(26,780)	(26,640)	(90)

36. DEFERRED REVENUE

The Group received government grants from the Ministry of Railways of the PRC for the purpose of providing financial subsidy for the purchase of machinery and equipment in respect of customer-related railway projects, which would be recognised as income on the straight-line basis over the expected useful life of the relevant machinery and equipment of 10 years.

The movements of deferred revenue in relation to government grants as stated under current and non-current liabilities during the Relevant Periods are as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Carrying amount at beginning of the year/period	20,393	18,865	217,228	210,150
Received during the year/period	550	201,482	—	3,000
Released to the consolidated income statements during the year/period (note 6)	(2,078)	(3,119)	(7,078)	(16,514)
Carrying amount at end of the year/period	18,865	217,228	210,150	196,636
Current portion included in other payables and accruals (note 32)	(3,099)	(2,079)	(14,079)	(10,079)
Non-current portion	15,766	215,149	196,071	186,557

37. PROVISIONS

The movements of provisions for pending litigations during the Relevant Periods are as follows:

Group

	Year ended 31 December			Eleven-month period ended 30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	6,957	6,957	8,028	11,999
Provision for the year/period	—	1,071	10,698	1,700
Utilised during the year/period	—	—	(6,727)	(5,889)
At end of the year/period	6,957	8,028	11,999	7,810
Portion classified as current liabilities	—	(6,727)	—	(7,810)
Non-current portion	6,957	1,301	11,999	—

The Group has been named in a number of legal proceedings and claims arising from disputes of construction contracts in which the subsidiaries of the Company are defendants. The provisions regarding these proceedings and claims were made at the respective balance sheet dates of the Relevant Periods, based on the best estimates from the Directors and advice from the Company's legal advisor. The maximum claims made by the plaintiffs against the Group at 30 November 2007 was approximately RMB12.2 million.

38. ISSUED SHARE CAPITAL

	30 November 2007	
	Number of shares	Nominal value
		RMB'000
Registered, issued and fully paid		
— State legal person shares of RMB1.00 each	8,000,000,000	8,000,000

The Company was incorporated on 5 November 2007 with an initial registered share capital of RMB8,000 million divided into 8,000 million shares with a par value of RMB1.00 each. 8,000 million state legal person shares with a par value of RMB1.00 each were issued to CRCCG, all of which were credited as fully paid, in consideration for the transfer of the Core Operations, together with certain prepaid land lease payments, to the Company pursuant to the Restructuring as set out in note 1 of Section II above.

39. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the Relevant Periods and the eleven-month period ended 30 November 2006 are presented in the consolidated statements of changes in equity on Section I(c) above.

(b) Company

	Capital reserve	Available-for-sale investment revaluation reserve	Retained profits	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Upon incorporation of the Company (note (i))	1,498,744	—	—	1,498,744
Profit for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 (note 12)	—	—	15,480	15,480
Changes in fair values of available-for-sale investments (note 22)	—	36,309	—	36,309
Deferred tax liabilities arising from changes in fair values of available-for-sale investments	—	(9,077)	—	(9,077)
Special distribution (note (ii))	—	—	(16,420)	(16,420)
At 30 November 2007	1,498,744	27,232	(940)	1,525,036

Notes:

(i) Upon incorporation of the Company on 5 November 2007, 8,000 million shares were issued to CRCCG at RMB1.00 each in return for the net value of the Core Operations. The net value of the Core Operations transferred to the Company upon its incorporation was converted into the Company's registered capital as set out in note 38 of Section II above with the resulting difference dealt with in the capital reserve.

(ii) Pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CRCCG, which represents an amount equal to the net profit of the Company, as determined based on the audited financial statements prepared in accordance with the New PRC GAAP, generated during the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007. The net profit of the Company under New PRC GAAP for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 was approximately RMB16,420,000 which is larger than the amount under IFRS of approximately RMB15,480,000 for the same period and as such, the resultant retained profits of the Company immediately after this special distribution is a negative balance of approximately RMB940,000.

40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(a) Disposal of a subsidiary

On 11 November 2007, the Group entered into a disposal agreement for the disposal of the Group's wholly-owned subsidiary, 中鐵能源投資有限公司 (China Railway Energy Investment Co., Ltd.), to an independent third party for a consideration of RMB435,890,000. The principal

activity of 中鐵能源投資有限公司 is investment holding in an entity engaging in investment and construction of water conservancy and hydropower facilities.

	30 November 2007
	RMB'000
Net assets disposed of:	
Property, plant and equipment (note 15)	429,091
Cash and bank balances	144,306
Prepayments and other receivables	806
Trade payables	(49,639)
Interest-bearing bank and other borrowings	(400,000)
Other payables and accruals	(4,465)
	120,099
Gain on disposal of a subsidiary (note 6)	315,791
	435,890
Satisfied by:	
Cash	261,534
Receivable from an independent third party	174,356
	435,890

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	30 November 2007
	RMB'000
Cash consideration	261,534
Cash and bank balances disposed of	(144,306)
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	117,228

(b) Major non-cash transactions

Major non-cash transactions during the Relevant Periods and the eleven-month period ended 30 November 2006 are set out as follows:

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Distributions pursuant to the Restructuring (note 13):					
(i) Property, plant and equipment	—	—	—	—	1,111,263
(ii) Prepaid land lease payments	—	—	—	—	229,087
(iii) Provision for supplementary pension subsidies	—	—	—	—	2,880,020
(iv) Deferred tax assets arising from provision for supplementary pension subsidies	—	—	—	—	846,670
Other distribution (note 13)	—	—	—	—	2,252,651
Deferred tax assets on revaluation surplus arising from the Restructuring (note 23)	—	—	—	—	1,051,303
Capital contribution of prepaid land lease payments (note 16)	—	—	—	—	3,074,967

41. CONTINGENT LIABILITIES

(a) Pursuant to the Restructuring Agreement, except for liabilities constituting or arising out of or relating to the businesses undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CRCCG. CRCCG has also undertaken to indemnify the Company in respect of any loss or damage incurred relating to the Core Operations prior to their transfer by CRCCG to the Company in the Restructuring, any loss or damage suffered or incurred by the Company in relation to the novation of relevant contracts from CRCCG to the Company and as a result of any breach by CRCCG of any provision of the Restructuring Agreement. The Company has also undertaken to indemnify CRCCG in respect of any damage suffered or incurred by CRCCG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) The Group was involved in a number of legal proceedings and claims against it in the ordinary course of business. Provision has been made for the probable losses to the Group on those legal proceedings and claims when the management can reasonably estimate the outcome of the legal

proceedings and claims taking into account the legal advice. No provision has been made for pending legal proceedings and claims when the outcome of the legal proceedings and claims cannot be reasonably estimated or management believes that the probability of loss is remote.

(c) The Group and the Company had issued guarantees to banks in respect of the banking facilities granted to the following parties:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Associates (note (i))	—	100,000	115,000	263,000	—
Jointly-controlled entities	3,040	3,040	5,400	5,400	—
Subsidiaries	—	—	—	—	2,366,463
An investee of the Company (note (ii))	—	—	—	117,600	117,600
An associate of the ultimate holding company (note (iii))	—	—	—	30,000	—
An independent third party	90,000	90,000	90,000	50,000	—
	93,040	193,040	210,400	466,000	2,484,063

Notes:

(i) As at 31 December 2006, the Group's time deposit of RMB20 million was pledged in relation to the corporate guarantees granted by the Group to an associate of RMB19 million (note 30).

(ii) The Company has 16.8% equity interest in this company. Other than that, in the opinion of the Directors, there is no other relationship of this company with the Group and the ultimate holding company.

(iii) Prior to the date of this report, this guarantee has been fully released.

(d) Certain interest-bearing bank and other borrowings of the Company of RMB240 million were guaranteed by the subsidiaries of the Company as at 30 November 2007 (note 33).

42. COMMITMENTS

(a) Operating leases

The Group leases certain buildings under operating lease arrangements, with leases negotiated for terms ranging from one to eight years. The terms of the leases generally require the tenants to pay security deposits.

The Group's future minimum operating lease payments under non-cancelable operating leases as at the respective balance sheet dates are as follows:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Within one year	1,328	10,068	6,107	24,685
In the second to fifth years, inclusive	2,383	4,133	2,461	8,500
Beyond five years	152	22	—	1,808
	3,863	14,223	8,568	34,993

(b) Capital commitments

In addition to the operating lease commitments detailed above, the Group and the Company had the following commitments as at the respective balance sheet dates:

	Group				Company
	31 December			30 November	30 November
	2004	2005	2006	2007	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Contracted, but not provided for:					
Property, plant and equipment	276,560	169,284	824,505	1,459,202	480,892
Intangible assets	—	—	1,784,066	1,216,176	—
Available-for-sale investment	—	184,620	117,390	35,040	—
	276,560	353,904	2,725,961	2,710,418	480,892
Authorised, but not contracted for:					
Property, plant and equipment	258	10,387	319,677	—	—
Intangible assets	—	—	2,820	36,353	—
Capital contributions to an associate	—	—	70,000	—	—
	258	10,387	392,497	36,353	—

43. *RELATED PARTY TRANSACTIONS*

(a) In addition to the transactions related to the Restructuring as detailed in note 1 of Section II above, the Group had the following significant transactions with related parties during the Relevant Periods and the eleven-month period ended 30 November 2006:

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Construction operations income						
Fellow subsidiaries		165,189	765,505	744,201	647,798	786,825
Associates		311,761	374,247	173,467	155,532	107,456
Jointly-controlled entity		—	8,549	22,428	22,428	—
Ultimate holding company		—	24,567	37,643	34,950	84,475
		476,950	1,172,868	977,739	860,708	978,756
Survey, design and consultancy operations income						
Fellow subsidiaries		2,200	12,817	12,153	12,153	—
Ultimate holding company		586	1,150	6,171	3,280	1,365
		2,786	13,967	18,324	15,433	1,365
Interest income						
Fellow subsidiaries		365	456	613	510	—
Associate		35	—	—	—	—
		400	456	613	510	—

	Notes	Year ended 31 December			Eleven-month period ended 30 November	
		2004	2005	2006	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Other income	(i)					
Fellow subsidiaries		605	—	20	—	146
Associates		—	—	240	220	220
Jointly-controlled entities		—	—	455	409	42,277
		605	—	715	629	42,643
Operating expenses	(ii)					
Fellow subsidiaries	(iii)	166,243	329,019	140,542	139,092	27,084
Associates		7,397	17,361	3,365	3,285	55,730
Jointly-controlled entity		—	—	—	—	221,834
		173,640	346,380	143,907	142,377	304,648

Notes:

(i) Other income mainly included management fee income and rental income.

(ii) Operating expenses mainly included management fee expenses, property management fees, sub-contracting costs and printing costs.

(iii) Included in these related party transactions are amounts of approximately RMB56,604,000, RMB201,954,000, RMB104,096,000 and RMB104,096,000 (unaudited) for the three years ended 31 December 2004, 2005 and 2006, and the eleven-month period ended 30 November 2006, respectively, which related to transactions with entities in which the ultimate holding company does not have control subsequent to 31 August 2006. Hence, transactions with the aforesaid fellow subsidiaries will not be disclosed as related party transactions subsequent to 31 August 2006.

(iv) Certain interest-bearing bank and other borrowings of approximately RMB1,428 million, RMB2,994 million and RMB3,561 million were guaranteed by the ultimate holding company as at 31 December 2004, 2005 and 2006, respectively (note 33). At the date of this report, all the corporate guarantees from the ultimate holding company have been released and replaced by corporate guarantees executed by the Company after the incorporation of the Company.

(v) 北京鐵城建設監理有限責任公司, a subsidiary of the Company, obtained corporate guarantees from the ultimate holding company for project bidding purposes with maximum guarantee amounts of RMB15,000,000 and RMB21,370,000 for the periods from 6 September 2005 to 6 September 2006 and from 6 November 2006 to 6 November 2007, respectively. The maximum guarantee amount of RMB21,370,000 was fully released as at 3 September 2007.

(vi) The Group had issued guarantees to banks in respect of the bank loans granted to the following parties:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Associates	—	100,000	115,000 *	263,000
Jointly-controlled entities	3,040	3,040	5,400	5,400
	3,040	103,040	120,400	268,400

* As at 31 December 2006, the Group's time deposit of RMB20 million was pledged in relation to the corporate guarantees granted by the Group to an associate of RMB19 million (note 30).

In the opinion of the Directors, the transactions between the Group and the related parties were based on prices mutually agreed between the parties after taking reference of the market prices.

In the opinion of the Directors, the above related party transactions were conducted in the ordinary course of business and will continue after the listing of the H Shares and A Shares of the Company on The Hong Kong Stock Exchange and The Shanghai Stock Exchange, respectively.

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively "State-owned Enterprises"). During the Relevant Periods and the eleven-month period ended 30 November 2006, the Group had transactions with State-owned Enterprises including, but not limited to, the provision of infrastructure construction services and purchases of services. The Directors consider that the transactions with these State-owned Enterprises are activities in the ordinary course of the Group's business and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and these State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for services and products, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the Directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(b) *Outstanding balances with related parties*

Details of the outstanding balances with related parties are set out in notes 26, 27, 28, 31 and 32 of Section II above.

(c) Compensation of key management personnel of the Group

Save as disclosed in note 10 of Section II above, no remuneration has been paid or is payable in respect of any of the Relevant Periods referred to in this report by the Company or any of the companies now comprising the Group, to the Directors and Supervisors of the Company.

	Year ended 31 December			Eleven-month period ended 30 November	
	2004	2005	2006	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000 (unaudited)	RMB'000
Short term employee benefits	3,012	4,879	5,509	4,083	4,790
Post-employment benefits	437	856	1,128	1,046	899
	3,449	5,735	6,637	5,129	5,689

44. NON-CURRENT ASSET HELD FOR SALE

As at 30 November 2007, the non-current asset held for sale represents the Group's investment in an associate, 內蒙古呼准鐵路有限公司 (Inner Mongolia Huzhun Railways Limited) ("Huzhun Railways"), which is engaged in railway construction and is included in the construction operations segment.

In August 2007, the Group entered into a disposal agreement with an external third party for the disposal of the Group's entire shareholding of 35% in Huzhun Railways. The consideration for the disposal is based on 35% of the valuation amount of the net assets of Huzhun Railways as determined from an independent valuation. As at the date of this report, the independent valuation is still in progress and hence the consideration for the disposal has not been finalised. As the disposal transaction is expected to be completed within the next twelve months, the investment in Huzhun Railways is classified as a non-current asset held for sale in the consolidated balance sheet as at 30 November 2007.

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise interest-bearing bank and other borrowings, cash and cash equivalents and pledged deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are fair value and cash flow interest rate risks, foreign currency risk, credit risk and liquidity risk. Generally, the senior management of the Company meets at least four times a year to analyse and formulate measures to manage the Group's exposure to these risks. In addition, the Board of Directors of the Company holds meetings at least twice per year to analyse and approve the proposals made by the senior management of the Company. Generally, the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Fair value and cash flow interest rate risks

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Having borrowings issued at fixed and floating interest rates, the Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with floating interest rates.

The Group regularly reviews and monitors the mix of fixed and floating interest rate borrowings in order to manage its interest rate risks. Interest-bearing borrowings, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are credited/charged to the income statement as earned/incurred.

Management does not anticipate any significant impact resulting from the changes in interest rates because most of the Group's borrowings as at 30 November 2007 were at fixed interest rates which have no significant impact on cash flow interest rate risk.

If there would be a general increase/decrease in the interest rate of bank and other borrowings with floating interest rates by one percentage point, with all other variables held constant, the consolidated operating results would have been decreased/increased by approximately RMB23 million, RMB38 million, RMB56 million and RMB64 million for the years ended 31 December 2004, 2005 and 2006 and the eleven-month period ended 30 November 2007, respectively, and there is no impact on other components of the consolidated equity, except for retained earnings, of the Group. The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the end of each of the Relevant Periods and had applied the exposure to interest rate risk to those financial instruments in existence at that date. The estimated one percentage point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The sensitivity analysis is performed on the same basis for the entire Relevant Periods.

Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. With the majority of the Group's businesses transacted in RMB, the aforesaid currency is defined as the Group's functional currency. RMB is not freely convertible into foreign currencies and conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.

As a result of its significant business operations in Mainland China, the Group's revenue and expenses are mainly denominated in RMB and over 90% of the financial assets and liabilities are denominated in RMB. The effect of the fluctuations in the exchange rate of RMB against foreign currencies on the Group's results of operations is therefore minimal and the Group has not entered into any hedging transactions in order to reduce the Group's exposure to foreign currency risk in this regard.

Details of the Group's cash and cash equivalents, pledged deposits, and interest-bearing bank and other borrowings at the end of each of the Relevant Periods are disclosed in notes 30 and 33 of Section II above, respectively.

The following table indicates the approximate change in the Group's profit before tax and net equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet dates of the Relevant Periods. The sensitivity analysis includes net investment in its subsidiaries and jointly-controlled entities in Hong Kong, bank deposits in United States dollar, and bank and other borrowings in Euros and United States dollar held by the companies comprising the Group.

Effect on profit before tax

		Year ended 31 December			Eleven-month period ended 30 November
		2004	2005	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000
Increase in US dollar rate	+3%	14,500	40,700	25,500	36,500
Decrease in US dollar rate	−3%	(14,500)	(40,700)	(25,500)	(36,500)
Increase in Euros rate	+5%	(17,400)	(16,600)	(15,800)	(35,500)
Decrease in Euros rate	−5%	17,400	16,600	15,800	35,500

Effect on net equity

		31 December			30 November
		2004	2005	2006	2007
		RMB'000	RMB'000	RMB'000	RMB'000
Increase in Hong Kong dollar rate	+3%	(17,400)	(18,600)	(22,500)	(14,800)
Decrease in Hong Kong dollar rate	−3%	17,400	18,600	22,500	14,800

The sensitivity analysis above has been determined assuming that the change in foreign currency rates had occurred at the end of each of the Relevant Periods and had applied the exposure to foreign currency risk to those monetary assets and liabilities and net investment operations in existence at that date. The estimated percentage increase or decrease represents management's assessment of a reasonably possible change in foreign currency rates over the period until the next annual balance sheet date. The sensitivity analysis is performed on the same basis for the entire Relevant Periods.

Credit risk

The carrying amounts of cash and cash equivalents, pledged deposits, trade and bills receivables, other receivables, investments and other financial assets represent the Group's maximum exposure to credit risk in relation to financial assets. Substantially all of the Group's cash and cash equivalents are held in major financial institutions located in the PRC, which management believes are of high credit quality. The Group has policies to control the size of the deposits to be placed with various reputable financial institutions according to their market reputation, operating scale and financial background with a view to limiting the amount of credit exposure to any single financial institution.

The Group trades only with recognised and creditworthy third parties with no requirement for collateral. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

As the Group's major customers are PRC government agencies at the national, provincial and local levels and other state-owned enterprises, the Group believes that they are reliable and of high credit quality and hence, there is no significant credit risk with these customers. As the Group's exposure is spread over a diversified portfolio of customers, there is no significant concentration of credit risk.

Liquidity risk

The Group's objective is to ensure continuity of sufficient funding and flexibility by utilising a variety of bank and other borrowings with debt maturities spreading over a range of periods, thereby ensuring that the Group's outstanding borrowing obligation is not exposed to excessive repayment risk in any one year. Due to the capital intensive nature of the Group's businesses, the Group ensures that it maintains sufficient cash and credit lines to meet its liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain external financing to meet its committed future capital expenditure. With regards to its future capital commitments and other financing requirements, the Company has already obtained banking facilities with several PRC banks of up to an amount of RMB176,500 million as of 30 November 2007, of which an amount of approximately RMB59,100 million has been utilised.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the next twelve months from this report date. Based on this forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of the next twelve months after the date of this report. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

Save as disclosed in note 33 of Section II regarding the contractual maturities of the interest-bearing bank and other borrowings, the Group's policy is to maintain the proportion of its current maturity profile with respect to the total liabilities at the end of each of the Relevant Periods between 10% and 13% (31 December 2004: 10.1%; 31 December 2005: 10.1%; 31 December 2006: 10.4%; 30 November 2007: 13.2%) and to

maintain its non-current maturity profile at less than 5% of the amounts of total liabilities at the end of each of the Relevant Periods (31 December 2004: 1.5%; 31 December 2005: 3.1%; 31 December 2006: 3.9%; 30 November 2007: 4.2%).

Capital management

The Group's objectives when managing capital are to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to provide an adequate return to shareholders by pricing services and products commensurately with the level of risk.

The Group sets the amount of capital in proportion to risk. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debts.

The Group monitors capital using a gearing ratio which is net debt divided by total equity. Net debt comprises all interest-bearing bank and other borrowings less cash and cash equivalents and pledged deposits. Total equity comprises owner's equity and minority interests stated in the consolidated balance sheets.

At the end of each of the Relevant Periods, the Group's strategy was to maintain the gearing ratio at a healthy capital level in order to support its businesses. The principal strategies adopted by the Group include, without limitation, reviewing future cash flow requirements and the ability to meet debt repayment schedules when they fall due, maintaining a reasonable level of available banking facilities and adjusting investment plans and financing plans, if necessary, to ensure the Group has a reasonable level of capital to support its business. The gearing ratios at the end of each of the Relevant Periods were as follows:

	31 December			30 November
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Total interest-bearing bank and other borrowings (note 33)	9,012,248	12,875,714	17,240,396	25,800,739
Less: Cash and cash equivalents (note 30)	(13,600,610)	(16,699,423)	(20,960,846)	(25,769,393)
Less: Pledged deposits (note 30)	(368,971)	(471,499)	(808,265)	(977,362)
Net debt	(4,957,333)	(4,295,208)	(4,528,715)	(946,016)
Total equity	2,222,989	2,602,552	3,687,769	4,934,976
Gearing ratio	(223%)	(165%)	(123%)	(19%)

The fluctuation of the gearing ratio from 31 December 2004 to 30 November 2007 is partly due to the increase in total equity from RMB2,223 million at 31 December 2004 to RMB4,935 million at 30 November 2007 and partly due to the significant cash outflow from investing activities of RMB9,733 million in the eleven-month period ended 30 November 2007 as compared to RMB4,809 million for the year ended 31 December 2006.

III. EVENTS AFTER THE BALANCE SHEET DATE

(a) In connection with the Restructuring and subsequent to 30 November 2007, the Company and CRCCG entered into certain supplemental agreements as supplemented to the agreements dated

5 November 2007 regarding related party transactions, details of which are set out in the section headed "Connected Transactions" in the Prospectus.

(b) On 23 January 2008, certain workers hired by a subcontractor of a subsidiary of the Company entered the Jiaoji Railway Line (which has operational speed of up to 200 km/h) before scheduled maintenance hours, resulting in a major railway accident involving 9 injuries and 18 fatalities. The accident is still under investigation by the relevant authorities as at the date of this report.

(c) The Company obtained a written approval document from the China Securities Regulatory Committee (the "CSRC") dated 24 January 2008 for the issuance of not more than 1,961.9 million H Shares (including overallotment option of H Shares of 255.9 million) of RMB1.00 each. In addition, according to the aforesaid approval document, the CSRC also approved the conversion of 196.19 million state legal person shares of the Company currently held by CRCCG into H Shares and transferred to National Council for Social Security Fund of the PRC upon completion of the issuance of H Shares.

(d) The Company obtained a written approval document from the CSRC dated 13 February 2008 for the issuance of not more than 2,800 million A Shares of RMB1.00 each on The Shanghai Stock Exchange.

(e) Save as aforesaid, no other significant events took place subsequent to 30 November 2007.

IV. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Group and the Company in respect of any period subsequent to 30 November 2007. Save as disclosed in this report, no dividend has been declared, made or paid by the Company or any of the companies now comprising the Group in respect of any period subsequent to 30 November 2007.

Yours faithfully,

Ernst & Young

Two International Finance Centre
8 Finance Street, Central
Hong Kong
Phone: (852) 2846 9888
Fax: (852) 2868 4432
www.ey.com/china

香港中環金融街8號
國際金融中心2期18樓
電話：(852) 2846 9888
傳真：(852) 2868 4432

RECEIVED
2008 MAY 13 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 February 2008

The Directors
China Railway Construction Corporation Limited
CITIC Securities Corporate Finance (HK) Limited
Citigroup Global Markets Asia Limited
Macquarie Securities Limited

Dear Sirs,

We report on the unaudited pro forma adjusted consolidated net tangible assets of the Group and unaudited pro forma estimated earnings per share (the "Unaudited Pro Forma Financial Information") of China Railway Construction Corporation Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out in Parts (A) and (B) of Appendix II to the prospectus dated 29 February 2008 (the "Prospectus") in connection with the global offering ("Global Offering") of 1,706 million Shares of RMB1.0 each in the capital of the Company and listing on The Stock Exchange of Hong Kong Limited, which has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the Global Offering might have affected the relevant financial information of the Group presented therein.

Respective Responsibilities of the Directors and Reporting Accountants

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion solely to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments, and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with the auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and, accordingly, should not be relied upon as if it has been carried out in accordance with those standards.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Directors and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Group as at 30 November 2007 or any future dates; or
- the estimated earnings per share of the Group for the year ended 31 December 2007 or any future periods.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully,

Ernst & Young

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

A. Documents filed with the HKSE and the Registrar of Companies in Hong Kong in connection with the registration of the Prospectus

3. The report on unaudited pro forma financial information received from Ernst & Young, the text of which is set out in Appendix II to the Prospectus.

4. The letters relating to the profit forecast of the Company and its subsidiaries, the texts of which are set out in Appendix III to the Prospectus.

5. The letter, summary of values and a valuation certificate relating to the property interests of the Group prepared by Jones Lang LaSalle Sallmanns Limited (formerly known as Sallmanns (Far East) Limited), the texts of which are set out in Appendix IV to the Prospectus.

6. The material contracts referred to in paragraph A6 above.

7. The written consents referred to in paragraph A3 above.

8. The PRC legal opinion issued by Beijing Deheng Law Office, the PRC legal advisers of the Company, dated 15 January 2008.

9. The PRC Company Law together with an unofficial English translation.

RECEIVED
2008 MAY 13 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

C6(a)

The restructuring agreement dated 5 November 2007 was entered into between CRCCG and the Company relating to the restructuring of the Company (the "Restructuring Agreement").

Pursuant to the Restructuring Agreement, CRCCG transferred to the Company as capital injection substantially all of the assets, liabilities and interests of its construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment and logistics operations in return for the issuance of 8,000,000,000 domestic shares by the Company.

C6(b)

The non-competition agreement dated 5 November 2007 was entered between CRCCG and the Company (the Non-Competition Agreement) pursuant to which CRCCG has undertaken to the Company that, for so long as such agreement remains effective, it shall: (i) during the term of the Non-Competition Agreement, not compete with us, directly or indirectly, whether on its own or jointly with other entities in any activities or businesses which competes with the Company's core businesses, whether inside or outside the PRC; and (ii) procure that any other company in which CRCCG is a controlling shareholder will not compete with the Company; and (iii) not participate, whether directly or indirectly, in the management and operation of any new BOT, BOO, BT or PPP projects and not bid for any new BOT, BOO, BT or PPP projects.

CRCCG has also granted the Company: (i) an option to purchase any of the Retained Operations, subject to any relevant laws and applicable listing rules and existing joint venture parties' pre-emptive rights (if any); and (ii) pre-emptive rights to purchase any of the Retained Operations on terms no less favorable than those of third parties, if CRCCG or any of its associates intends to transfer, sell, lease or license such interests to any third party. Upon the exercise of such option or pre-emptive right, CRCCG shall transfer such interest to the Company.

Two International Finance Centre
8 Finance Street, Central
Hong Kong
Phone: (852) 2846 9888
Fax: (852) 2868 4432
www.ey.com/china

香港中環金融街8號
國際金融中心2期18樓
電話：(852) 2846 9888
傳真：(852) 2868 4432

RECEIVED
2008 MAY 13 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 February 2008

The Directors
China Railway Construction Corporation Limited
CITIC Securities Corporate Finance (HK) Limited
Citigroup Global Markets Asia Limited
Macquarie Securities Limited

Dear Sirs,

We have reviewed the calculations of and accounting policies adopted in arriving at the estimate of the consolidated profit attributable to equity holders of China Railway Construction Corporation Limited (the "Company") in respect of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 31 December 2007 (the "Profit Estimate") as set out in the subsection headed "Profit Estimate for the Year Ended 31 December 2007" under the section headed "Financial Information" in the prospectus of the Company dated 29 February 2008 (the "Prospectus"), for which you as directors of the Company (the "Directors") are solely responsible.

The Profit Estimate has been prepared by the Directors based on the audited consolidated results of the Group for the eleven-month period ended 30 November 2007 and an estimate of the consolidated results of the Group for the remaining one-month period ended 31 December 2007.

In our opinion, the Profit Estimate, so far as the calculations and accounting policies are concerned, has been properly compiled in accordance with the bases adopted by the Directors as set out in Part (A) of Appendix III to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies currently adopted by the Group as set out in our accountants' report dated 29 February 2008, the text of which is set out in Appendix I to the Prospectus.

Yours faithfully,

Ernst & Young

Citigroup Global Markets Asia Limited
50/F, Citibank Tower
3 Garden Road, Central
Hong Kong

CITIC Securities Corporate Finance (HK) Ltd.
26/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Macquarie Securities Limited
19/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

29 February 2008

The Directors
China Railway Construction Corporation Limited

Dear Sirs,

We refer to the estimate of the consolidated profit attributable to equity holders of China Railway Construction Corporation Limited (the "Company") in respect of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007 (the "Profit Estimate") as set out in the subsection headed "Profit Estimate for the Year Ended 31 December 2007" in the Prospectus of the Company dated 29 February 2008.

The Profit Estimate, for which you as the directors of the Company (the "Directors") are solely responsible, has been prepared by them based on the audited consolidated results of the Group for the eleven-month period ended 30 November 2007 and an estimate of the consolidated results of the Group for the remaining one-month period ended 31 December 2007.

We have discussed with you the bases upon which the Profit Estimate has been made. We have also considered, and relied upon, the letter dated 29 February 2008 addressed to you and us from Ernst & Young regarding the accounting policies and calculations upon which the Profit Estimate has been based.

On the basis of the information comprising the Profit Estimate and on the basis of the accounting policies and calculations adopted by you and reviewed by Ernst & Young, we are of the opinion that the Profit Estimate, for which you as the Directors are solely responsible, has been made after due and careful enquiry and consideration.

Yours faithfully,

For and on behalf of
Citigroup Global Markets Asia Limited

Name: Jing Zhao
Title: Managing Director

For and on behalf of

CITIC Securities Corporate Finance (HK) Limited

Name: Thomas Chiu
Title: Director, Corporate Finance

Name: Freda Wong
Title: Director, Corporate Finance

For and on behalf of

Macquarie Securities Limited

[signature]

Name: Ronald Tham
Title: Senior Managing Director

[signature]

Name: William Je
Title: Managing Director

Salmanns

RECEIVED
2008 MAY 13 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Corporate valuation and consultancy

Sallmanns

Corporate valuation and consultancy
www.sallmanns.com

22nd Floor, Siu On Centre
188 Lockhart Road
Wanchai, Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2523 5079

29 February 2008

The Board of Directors
China Railway Construction Corporation Limited
East, No. 40 Fuxing Road
Haidian District
Beijing
The People's Republic of China

Dear Sirs,

In accordance with your instructions to value the properties in which China Railway Construction Corporation Limited (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") have interests in the People's Republic of China (the "PRC"), Hong Kong, Macau and overseas countries, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital values of the property interests as at 31 December 2007 (the "date of valuation").

In valuing the property interests in Group I which are held by the Group, we have categorized the property interests of the Group into various sub-groups according to the business nature of the Group (namely construction business, survey, design & consultancy business, manufacturing business and other business) and the Company's directly controlled subsidiaries. The remaining properties are classified according to the nature or location of the properties of the Group. The property interests of each sub-group are occupied by a directly controlled subsidiary and its subsidiaries in the PRC, Hong Kong, Macau and overseas countries.

Our valuations of the property interests represent the market value which we would define as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion".

Land

The concept of freehold and leasehold land does not exist in China. Private land ownership in China was abolished in the collectivization movement during the 1950's. Since then, the only form of ownership in land has been "socialist public ownership" of which there are two generic types: state-owned and collectively

Hong Kong, Bangkok, Beijing,
Kuala Lumpur, Manila, Shanghai,
Shenzhen, Singapore, Vietnam





owned. Land was "allocated" free of charge by the state to the designated users (commonly state-owned enterprises) for an indefinite period ("allocated land"). The users in return could not in any way transfer the land to other parties. Normally, when dealing with the valuation of such land, we will deem it to have "no commercial value".

In January 1995, the "PRC, Administration of Urban Real Property Law" came into effect, reinforcing previous legislation and establishing land as a commodity. By possessing "land use rights", users, including state-owned enterprises, could assign, lease or mortgage land. Normally, to obtain such land use rights, a premium has to be paid whereupon the allocated land could be reclassified as "granted" land. The land is granted by the State and the premium is based upon the standard land prices (which are periodically reviewed) set by the Land Administration Bureau. Such land can be valued by reference to the standard land prices in each locality and prices paid in the market for it.

In occasional cases on a discretionary basis, allocated land held by certain state-owned enterprises can be injected by the State to those enterprises as capital investment for incorporation into a joint stock company in return for shares. We have defined such land as "State-capital-injection land" (作價出資). After the injection, the land use rights of the State-capital-injection land of specified tenure terms will be held by the joint stock company and a new relevant Land Use Rights Certificate will be issued to the joint stock company. The joint stock company may transfer, lease and mortgage the land use rights in accordance with the relevant land regulations and laws of the PRC in relation to granted land use rights.

We have valued the property interests in portions of Group I, Group II and Group III which are held by the Group for owner occupation and for sale respectively, using the direct comparison approach assuming sale of the property interests in their existing state with the benefit of immediate vacant possession and by making reference to comparable sale transactions that are available in the relevant market.

Where, due to the nature of the buildings and structures of the properties in the PRC, there are no market sales comparables readily available, portions of property interests in Group I have been valued on the basis of their depreciated replacement cost.

Depreciated replacement cost is defined as "the current cost of replacement (reproduction) of a property less deductions for physical deterioration and all relevant forms of obsolescence and optimization." It is based on an estimate of the market value for the existing use of the land, plus the current cost of replacement (reproduction) of the improvements, less deduction for physical deterioration and all relevant forms of obsolescence and optimization. The depreciated replacement costs of the property interests are subject to adequate potential profitability of the concerned business.

In valuing the property interests in Group IV which are currently under construction, we have assumed that they will be developed and completed in accordance with the Group's latest development proposal provided to us. In arriving at our opinion of value, we have also taken into consideration of the development costs already spent and to be spent which have been provided by the Group, to reflect the quality of the completed development. The "Capital value of the property as if the property is completed at the date of valuation" represents our opinion of the aggregate selling prices of the development assuming that it would have been completed at the date of valuation.

In relation to the property interests in Group V, which are held by the Group for future development in the PRC, we have also valued each of these property interests using the direct comparison approach assuming sale of each of these property interests in their existing state with the benefit of vacant possession and by making reference to comparable sales transactions that are available in the relevant market.

For the purpose of our valuation, the property interests held by the Group for future development are those that the Construction Works Commencement Permit(s) has (have) not been issued even though the State-owned Land Use Rights certificates have been obtained.

The property interests in Group VI, which are property interests to be acquired by the Group in the PRC, relate to those properties that the Group has entered into agreements with the relevant owner of the properties or government authorities, while the Group has not yet obtained the State-owned Land Use Rights Certificates and/or the payment of the land premium has not yet been fully settled as at the date of valuation. We have attributed no commercial value to these property interests.

We have attributed no commercial value to the property interests in Group VII and Group VIII which are leased by the Group in PRC, Hong Kong, Macau and overseas countries, due to the short-term nature of the leaser the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rent.

Our valuations have been made on the assumption that the seller sells the property interests in the market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the values of the property interests.

No allowance has been made in our report for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their values.

In valuing the property interests, we have complied with all requirements contained in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, except for those in respect of which exemptions and waivers have been applied for and granted in respect of Rules 5.01, 5.06(1), (2), (3) and (4), 19A.27(4) paragraph 5.2 (a) of Practice Note 12, and section 38, section 342A and paragraph 34(2), 34(3) of the Third Schedule of Companies Ordinance; the RICS Valuation Standards (6th Edition) published by the Royal Institution of Chartered Surveyors; and the HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Surveyors.

As the Group is in compliance with paragraph 3(b) of Practice Note 16 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and section 6 of Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, the full details of the individual leased properties under operating lease have been excluded from the valuation certificates in our valuation report to this prospectus, of which a summary is included in the Summary of Values and the certificate for leased properties.

According to the aforesaid waivers and exemptions, we have summarized and disclosed the property interests in Group I, Group II, Group VII and Group VIII. For other property interests in Group III, Group IV, Group V and Group VI, each property interest in the valuation report has been disclosed in full according to the relevant rules.

We have relied to a very considerable extent on the information given by the Group and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, particulars of occupancy, lettings, and all other relevant matters.

We have been shown copies of various title documents including State-owned Land Use Rights Certificates ("LURCs"), Building Ownership Certificates ("BOCs"), Real Estate Title Certificates ("RETCs") and official plans relating to the property interests and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing titles to the property interests in the PRC and any material encumbrances that might be attached to the property interests or any lease amendments. We have relied considerably on the advice given by the Company's PRC legal advisers — Beijing Deheng Law Office, concerning the validity of the Group's titles to the property interests in the PRC.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out investigation to determine the suitability of the ground conditions and services for any development thereon. Our valuation has been prepared on the assumption that these aspects are satisfactory and that no unexpected cost and delay will be incurred during construction. Moreover, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought confirmation from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary figures stated in this report are in Renminbi (RMB). Where necessary, the exchange rates adopted in our valuations are approximately HK$1 = RMB0.9326, USD$1 = ZL2.88, USD$1 = Naira129, USD$1 = PULA6.15, USD$1 = Djibouti Franc178.16, EURO$1 = RMB10.6669 and USD$1 = RMB7.3046, being the prevailing exchange rates as at the date of valuation.

Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
Sallmanns (Far East) Limited

Paul L. Brown
B.Sc. FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has 25 years' experience in the valuation of properties in the PRC, extensive property valuation experience in Hong Kong and the United Kingdom and relevant valuation experience in the Asia-pacific region and certain European and African countries.

Group I — Property interests held and occupied by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
	Properties held by the Group's construction business		
1.	Various properties held by the Group's construction business located in the PRC	8,498,302,000	8,498,302,000
	Properties held by the Group's survey, design & consultancy business		
2.	Various properties held by the Group's survey, design & consultant business located in the PRC	587,837,000	587,837,000
	Properties held by the Group's manufacturing business		
3.	Various properties held by the Group's manufacturing business located in the PRC	140,572,000	140,572,000
	Properties held by the Group's other business		
4.	Various properties held by the Group's other business located in the PRC	282,305,000	282,305,000
Sub-total:		**9,509,016,000**	**9,509,016,000**

Group II — Property interests held and occupied by the Group in Hong Kong, Macau and overseas countries

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
5.	Various Properties held by the Group in Hong Kong	73,692,000	73,692,000
6.	Various Properties held by the Group in Macau	309,125,000	309,125,000
7.	Various properties held by the Group in Poland, Botswana, Germany, Djibouti, Nigeria	219,853,000	219,853,000
Sub-total:		**602,670,000**	**602,670,000**

Group III — Property interests held for sale by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
8.	11 commercial units of Yingtai Jiayuan No.165 Liugong Island Road Huangdao District Qingdao City Shandong Province The PRC	30,576,000	30,576,000
9.	A residential unit on Level 5 of Wanjia Xinyuan No.11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	430,000	430,000
10.	25 residential units of Hua Fa Mansion No.25 Datong Road Haikou City Hainan Province The PRC	38,005,000	38,005,000
11.	5 residential units of Jingbo Yuan located at Zhujiang Industry Zone Jiaji Town Qionghai City Hainan Province The PRC	849,000	849,000
12.	9 residential units of East Laodong Community located at the eastern side of Zhanqian Street Tiefeng District Qiqihar City Heilongjiang Province The PRC	1,873,000	1,873,000
13.	121 residential units of Dongtai Community located at the western side of Zhanqian Street Tiefeng District Qiqihar City Heilongjiang Province The PRC	22,736,000	22,736,000
14.	17 residential units and 27 commercial units of Tianfang Baihua Yuan No.1943-4 Hubin West Road Huangshi City Hubei Province The PRC	49,603,000	31,746,000

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
15.	10 office units and 119 car parking spaces of Jiahui International Center No.6 and 14 Jiqing Li Chaoyang District Beijing The PRC	194,252,000	155,402,000
16	Room 102 on Level 1 Jingjiang Yayuan No.104 Zhenli Street Tianjin The PRC	3,745,000	3,371,000
17.	134 residential units and 183 car parking spaces of Tiantian Garden No.130 Shuangxi Cheng North Road Changshun County Fujian Province The PRC	32,348,000	32,348,000
Sub-total:		**374,417,000**	**317,336,000**

Group IV — Property interests held under development by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
18.	Linrui Commerce Square located at the eastern side of Qingdao Road Jiaonan City Shandong Province The PRC	124,925,000	124,925,000
19.	Portion of Wanjia Xinyuan No.11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	14,617,000	14,617,000
20.	Jingbo Yayuan located at Commercial and Residential Zone Jiaji Town Qionghai City Hainan Province The PRC	42,517,000	42,517,000

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
21.	Shanyu City located at E'xiu Group Kaifu District Changsha City Hunan Province The PRC	294,255,000	150,070,000
22.	Xipai International Falt located at the southeast of Guanyuan Bridge Xicheng District Beijing The PRC	1,816,312,000	1,271,418,000
23.	Fortune Gangwan No. 398 Jiahe Road Huli District Xiamen City Fujian Province The PRC	499,565,000	499,565,000
24.	Haiwan Huating located at Xinglin East Road Jimei District Xiamen City Fujian Province The PRC	68,048,000	68,048,000
Sub-total:		**2,860,239,000**	**2,171,160,000**

Group V — Property interests held for future development by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
25.	A parcel of land located at Xinglong Er Village Sixteen Li Town Shizhong District Jinan City Shandong Province The PRC	89,648,000	89,648,000
26.	A parcel of land located at the northern side of Liugong Island Road Huangdao District Qingdao City Shandong Province The PRC	19,092,000	19,092,000

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
27.	A parcel of land located at Industry Zone Jiaji Town Qionghai City Hainan Province The PRC	38,480,000	38,480,000
28.	6 parcels of land located at Century Avenue Chayuan New City District, Chongqing City The PRC	244,971,000	228,143,000
29.	A parcel of land located at the western side of No. J14 Road and the northern side of No. 4 Road New City District, Xuzhou City Jiangsu Province The PRC	454,320,000	454,320,000
30.	3 parcels of land located at E'xiu Group Kaifu District Changsha City Hunan Province The PRC	289,522,000	147,656,000
Sub-total:		**1,136,033,000**	**977,339,000**

Group VI — Property interests to be acquired by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
31.	A parcel of land located at the eastern side of Qingdao South Road and southern side of Tiange Zhuang Village Laixi City Shandong Province The PRC	No commercial value	No commercial value
32.	Portion of a parcel of land in Wanjia Xinyuan No.11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	No commercial value	No commercial value

No.	Property	Capital value in existing state as at 31 December 2007	Capital value attributable to the Group as at 31 December 2007
		RMB	RMB
33.	A parcel of land located at Taici Bridge Qingshan Road Nanming District Guiyang City Guizhou Province The PRC	No commercial value	No commercial value
34.	A parcel of land located at the western side of No. J14 Road and the northern side of No. 4 Road New City District, Xuzhou City Jiangsu Province The PRC	No commercial value	No commercial value
35.	A parcel of land located at Hubin Avenue Huangshi City Hubei Province The PRC	No commercial value	No commercial value
36.	A parcel of land located at the eastern side of Renzhuang Road and the northern side of Fuxing Road Beishi District Baoding City Hebei Province The PRC	No commercial value	No commercial value
Sub-total:		**Nil**	**Nil**

Group VII — Property interests rented and occupied by the Group in the PRC

No.	Property	Capital value in existing state as at 31 December 2007
		RMB
37.	172 leased properties located in the PRC	No commercial value
Sub-total:		**Nil**

Group VIII — Property interests rented and occupied by the Group in Hong Kong, Macau and overseas countries

No.	Property	Capital value in existing state as at 31 December 2007
		RMB
38.	Room 217, KCRC Hung Hom Building, KCR Hung Hom Station, Kowloon, Hong Kong	No commercial value
39.	3 residential units located in Macau	No commercial value
40.	18 leased properties located in Japan, Nepal, UAE, Saudi Arabia, Libya, Madagascar, and Afghanistan	No commercial value
Sub-total:		**Nil**

	Capital value in existing state as at 31 December 2007	Capital value in existing state as at 31 December 2007
Grand Total:	**14,482,375,000**	**13,577,521,000**

VALUATION CERTIFICATE

Group I — Property interests held and occupied by the Group in the PRC

Properties held by the Group's construction contractor business

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 RMB
1.	Various properties held by the Group's construction contractor business in the PRC	The properties comprise 2,905 buildings or units and various structures mainly completed in various stages between 1950s and 2006. The properties have a total gross floor area of approximately 2,652,436.79 sq.m. Details of uses and gross floor areas of the properties are listed as follows: Usage / No. of Item / Area (sq.m.) Office 847 1,204,758.36 Production 669 466,820.57 Ancillary 676 316,974.94 Others 713 663,882.92 Total: 2,905 2,652,436.79 The properties comprise 758 parcels of land with a total site area of approximately 15,013,371.91 sq.m. for various terms for industrial, office, commercial, residential, composite and education uses. The properties also comprise 14 buildings and various structures which are still under construction as at the date of valuation (the "CIP buildings").The construction is scheduled to be completed in various stages between December 2007 and December 2008. The total planned gross floor area of the CIP buildings upon completion will be approximately 62,566 sq.m. The total construction cost is estimated to be approximately RMB254,599,499, of which approximately RMB197,866,397 has been paid up to the date of valuation.	The properties are currently occupied by the Group for production, office and other ancillary facilities purposes.	3,498,302,000 Interest attributable to the Group: RMB3,498,302,000

Notes:

1. The properties are held and occupied by the following directly controlled subsidiaries and their subsidiaries of the Company:

Co. Name	Interest attributable to the Group
China Civil Engineering Construction Corporation	100%
China Railway 11th Bureau Group Co., Ltd.	100%
China Railway 12th Bureau Group Co., Ltd.	100%
China Railway 13th Bureau Group Co., Ltd.	100%
China Railway 14th Bureau Group Co., Ltd.	100%
China Railway 15th Bureau Group Co., Ltd.	100%
China Railway 16th Bureau Group Co., Ltd.	100%
China Railway 17th Bureau Group Co., Ltd.	100%
China Railway 18th Bureau Group Co., Ltd.	100%
China Railway 19th Bureau Group Co., Ltd.	100%
China Railway 20th Bureau Group Co., Ltd.	100%
China Railway 21st Bureau Group Co., Ltd.	100%
China Railway 22nd Bureau Group Co., Ltd.	100%
China Railway 23rd Bureau Group Co., Ltd.	100%
China Railway 24th Bureau Group Co., Ltd.	100%
China Railway 25th Bureau Group Co., Ltd.	100%
China Railway Construction Group Ltd.	100%
China Railway Electrification Bureau (Group) Co.,Ltd.	100%

2. Among the 758 parcels of land, 275 parcels of land with a total site area of approximately 3,295,524.73 sq.m. are granted land with LURCs; 326 parcels of land with a total site area of approximately 9,390,840.15 sq.m. are allocated land with LURCs, the land use rights of which are proposed to be injected into the Company as injected capital in reorganization ("State-capital-injection Land"); 108 parcels of land with a total site area of approximately 1,732,150.07 sq.m. are State-capital-injection land; 44 parcels of land with a total site area of approximately 493,268.56 are contracted to be granted to the Group; 5 parcels of land with a total site area of approximately 101,588.4 sq.m. are leased land with LURCs from the state.

   Save for above land, 36 parcels of land with a total site area of approximately 192,060.3 sq.m. are occupied by the Group, which are owned by China Railway Construction Corporation ("CRCCG"), the controlled shareholder of the Company.

3. Among the 2,905 buildings or units, 1,822 buildings or units with a total gross floor area of approximately 1,952,542.95 sq.m have been obtained valid BOCs or RECTs, 310 buildings or units with a total gross floor area of approximately 254,759.72 sq.m. which BOCs or RETCs pending the change of registered name into the Group; for the remaining 773 buildings or units with a total gross floor area of approximately 445,134.11 sq.m., we have not been provided with any proper title certificates.

4. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) the land use rights of the granted land are legally owned by the Group and the Group has the rights to occupy, use, transfer, lease, mortgage or otherwise dispose of the land use rights of the granted land in accordance with the valid terms stipulated in LURCs and the PRC laws and without paying any extra payments to the relevant authorities;

   b) the land use rights of the State-capital-injection land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations;

   c) for the allocated land, the land use rights of these land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations without additionally paying any land premium after obtaining the approvals of Ministry of Land and Resource and the state-capital-injection land use rights certificates. There is no material impediment to obtain these land use rights certificates for the Group;

   d) for the land of which are contracted to be granted, there will be no impediment to obtain the LURCs for the Group after paying land premium under the grant contracts; and the Group has the legal rights to use these land under the PRC laws and regulations;

   e) for the 5 parcels of leased land, the Group has the legal rights to use the land under the land lease agreements;

   f) for the 36 parcels of land with a total site area of approximately 192,060.3 held by the CRCCG which are currently occupied by the Group, CRCCG has undertaken to apply for valid LURCs of the 36 parcels of land under its name within 12 months since the incorporation of the Company, so as to ensure the Group's legal use of such land and the buildings erected thereon; after obtaining the valid LURCs, CRCCG will transfer the land use rights of 36 parcels of land to the Group. If not, the Group has the rights to sell the buildings erected on these land; in addition, CRCCG has also undertaken to resolve the replaceable place for selling these buildings and to indemnify against any costs expenses, claims and losses arising from above mentioned situation. There would be no material adverse effects on the normal operation of the Group

and the Group has the legal rights to use these buildings and only to sell, mortgage and otherwise dispose of these buildings after CRCCG obtaining valid LURCs or paying off land premium.

g) for the buildings or units with BOCs or RETCs, the Group has the rights to transfer, lease, mortgage or otherwise dispose of the buildings or units under the PRC laws without paying any extra costs and expenses to relevant authorities; and for the buildings or units without BOCs or RETCs, CRCCG has undertaken to apply for these title certificates and to indemnify the Group against any losses and claims arising from the aforesaid application procedures within a year since the incorporation of the Company; and

h) the land use rights of 7 parcels of land with a total site area of approximately 214,475.3 sq.m and 13 buildings thereon with a total gross floor area of approximately 27,594.28 sq.m. are subject to various mortgages in favour of 4 different banks respectively; and the remaining properties with relevant title certificates are not subject to any mortgage or any other encumbrances.

5. In valuing the properties, we have attributed no commercial value to various buildings or units without valid BOCs or RETCs, as well as buildings with BOCs erected on the leased land and 44 parcels of land which are contracted to be granted to the Group and 36 parcels of land owned by CRCCG. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) or units as at the date of valuation would be RMB1,768,532,000 assuming all relevant title certificates had been obtained and they can be freely transferred.

VALUATION CERTIFICATE

Properties held by the Group's survey, design & consultancy business

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
2.	Various properties held by the Group's survey, design & consultancy business located in the PRC	The properties comprise 250 buildings or units and various structures mainly completed in various stages between 1953 and 2005. The properties have a total gross floor area of approximately 329,844.12 sq.m. Details of uses and gross floor areas of the properties are listed as follows: Usage / No. of Item / Area (sq.m.) Office / 82 / 222,769.03 Ancillary / 14 / 16,755.98 Others / 154 / 90,319.11 **Total: / 250 / 329,844.12** The properties comprise 46 parcels of land with a total site area of approximately 389,104.06 sq.m. for various terms for science research, office, education, residential, composite, public facility and industrial uses. The properties also comprise 2 buildings which are still under construction as at the date of valuation (the "CIP buildings").The construction is scheduled to be completed in October 2008. The total gross floor area of the CIP buildings upon completion will be approximately 69,800 sq.m. The total construction cost is estimated to be approximately RMB349,119,524, of which approximately RMB48,001,549.47 has been paid up to the date of valuation.	The properties are currently occupied by the Group for office and other ancillary facilities purposes.	587,837,000 Interest attributable to the Group: RMB587,837,000

Notes:

1. The properties are held and occupied by the following directly controlled subsidiaries and their subsidiaries of the Company:

Co. Name	Interest attributable to the Group
China Railway First Survey and Design Institute Group Co., Ltd.	100%
China Railway Fourth Survey and Design Institute Group Co., Ltd.	100%
China Railway Fifth Survey and Design Institute Group Co., Ltd.	100%
China Railway Shanghai Design Institute Group Co., Ltd.	100%

2. Among the 46 parcels of land, 21 parcels of land with a total site area of approximately 145,764.39 sq.m. are granted land with LURCs; 19 parcels of land with a total site area of approximately 165,142.97 sq.m. are allocated land with LURCs, the land use rights of which are proposed to be injected into the Company as injected capital in reorganization ("State-capital-injection Land"), 3 parcels of land with a total site area of approximately 26,938.67 sq.m. are state-capital-injection land; 3 parcels of land with a total site area of approximately 51,258.03 sq.m. are contracted to be granted to the Group.

   Save for above land, 5 parcels of land with a total site area of approximately 47,292.98 sq.m. are occupied by the Group, which are owned by the China Railway Construction Corporation ("CRCCG"), the controlled shareholder of the Company.

3. Among the 250 buildings or units, 109 buildings or units with a total gross floor area of approximately 103,856.73 sq.m. have been obtained valid BOCs or RECTs, 130 buildings or units with a total gross floor area of approximately 216,506.12 sq.m. which BOCs or RETCs pending the change of registered name into the Group; for the remaining 11 buildings or units with a total gross floor area of approximately 9,481.27 sq.m., we have not been provided with any proper title certificates.

4. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) the land use rights of the granted land are legally owned by the Group and the Group has the rights to occupy, use, transfer, lease, mortgage or otherwise dispose of the land use rights of the granted land in accordance with the valid terms stipulated in the LURCs and the PRC laws and without paying any extra payments to the relevant authorities;

   b) the land use rights of the State-capital-injection land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations;

   c) for the allocated land, the land use rights of these land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations without additionally paying any land premium after obtaining the approvals of Ministry of Land and Resource and the state-capital-injection land use rights certificates. There is no material impediment to obtain these land use rights certificates for the Group;

   d) for the land of which are contracted to be granted, there will be no impediment to obtain the LURCs for the Group after paying land premium under the grant contracts; and the Group has the legal rights to use these land under the PRC laws and regulations;

   e) for the 5 parcels of land with a total site area of approximately 47,292.98 sq.m. held by the CRCCG which are currently occupied by the Group, CRCCG has undertaken to apply for valid LURCs of the 5 parcels of land under its name within 12 months since the incorporation of the Company, so as to ensure the Group's legal use of such land and the buildings erected thereon; after obtaining the valid LURCs, CRCCG will transfer the land use rights of 5 parcels of land to the Group. If not, the Group has the rights to sell the buildings erected on these land; in addition, CRCCG has also undertaken to resolve the replaceable place for selling these buildings and to indemnify against any costs expenses, claims and losses arising from above mentioned situation. There would be no material adverse effects on the normal operation of the Group and the Group has the legal rights to use these buildings and only to sell, mortgage and otherwise dispose of these buildings after obtaining valid LURCs or paying off land premium; and

   f) for the buildings with BOCs or RETCs, the Group has the rights to transfer, lease, mortgage and otherwise dispose of the buildings under the PRC's laws without paying any extra costs and expenses to relevant authorities; and for the buildings without BOCs or RETCs, CRCCG has undertaken to be responsible for any costs, expenses, or claims caused by applying for the BOCs or RETCs, and to indemnify the Group against any loses and claims arising from the aforesaid application procedures within a year since the incorporation of the Company.

5. In valuing the properties, we have attributed no commercial value to various buildings or units without valid BOCs or RECTs as well as buildings with BOCs erected on 3 parcels of land which are contracted to be granted to the Group and 5 parcels of land owned by CRCCG. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) or units as at the date of valuation would be RMB529,161,000 assuming all relevant title certificates had been obtained and they can be freely transferred.

VALUATION CERTIFICATE

Properties held by the Group's industrial manufacturing business

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
3.	Various properties held by the Group's industrial manufacturing business located in the PRC	The properties comprise 53 buildings or units and various structures mainly completed in various stages between 1961 and 2003. The properties have a total gross floor area of approximately 54,839.54 sq.m. Details of uses and gross floor areas of the properties are listed as follows:	The properties are currently occupied by the Group for office and other ancillary produce purposes.	140,572,000 Interest attributable to the Group: RMB140,572,000

Usage	No. of Item	Area (sq.m.)
Office	5	2,744.12
Production	44	51,045.4
Ancillary	4	1,050.02
Total:	**53**	**54,839.54**

The properties comprise 5 parcels of land with a total site area of approximately 239,476.25 sq.m. for various terms for industrial use.

Notes:

1. The properties are held and occupied by the Kunming China Railway Large Road Maintenance Machinery Co., Ltd., a wholly-owned subsidiary of the Company.
2. Among the 5 parcels of land, 3 parcels of land with a total site area of approximately 57,790.10 sq.m. are granted land with LURCs; 2 parcels of land with a total site area of approximately 181,686.15 sq.m. are allocated land, the land use rights of which are proposed to be injected into the Company as injected capital in reorganization.
3. Among the 53 buildings or units, 32 buildings or units with a total gross floor area of approximately 38,570.75 sq.m. have been obtained valid BOCs or RECTs, 3 buildings or units with a total gross floor area of approximately 262.62 sq.m. which BOCs or RETCs pending the change of registered name into the Group; for the remaining 18 buildings or units with a total gross floor area of approximately 16,006.17 sq.m., we have not been provided with any title certificates.
4. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) the land use rights of the granted land are legally owned by the Group and the Group has the rights to occupy, use, transfer, lease, mortgage or otherwise dispose of the land use rights of the granted land in accordance with the valid terms stipulated in the LURCs and the PRC laws and without paying any extra payments to the relevant authorities;
   b) for the allocated land, the land use rights of these land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations without additionally paying any land premium after obtaining the approvals of Ministry of Land and Resource and the state-capital-injection land use rights certificates. There is no material impediment to obtain these land use rights certificates for the Group; and
   c) for the buildings with BOCs or RETCs, the Group has the rights to transfer, lease, mortgage and otherwise dispose of the buildings under the PRC laws without paying any extra costs and expenses to relevant authorities; and for the buildings without BOCs or RETCs, CRCCG has undertaken to be responsible for any costs, expense, or claims caused by applying for the BOCs or RETCs, and to indemnify the Group against any loses and claims arising from the aforesaid application procedures within a year since the incorporation of the Company.
5. In valuing the properties, we have attributed no commercial value to various buildings or units without valid BOCs or RETCs. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) or units as at the date of valuation would be RMB18,740,000 assuming all relevant title certificates had been obtained and they can be freely transferred.

VALUATION CERTIFICATE

Property held by the Group's other business

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
4.	Various properties held by the Group's other business located in the PRC	The properties comprise 114 buildings or units and various structures mainly completed in various stages between 1940s and 2006. The properties have a total gross floor area of approximately 122,949.45 sq.m. Details of uses and gross floor areas of the properties are listed as follows: Usage / No. of Item / Area (sq.m.) Office / 43 / 43,075.17 Ancillary / 54 / 53,536.61 Others / 17 / 26,337.67 **Total:** / **114** / **122,949.45** The properties comprise 32 parcels of land with a total site area of approximately 257,898.18 sq.m. for various terms for industrial, residential, office, composite and commercial uses. The properties also comprise 2 buildings which are still under construction as at the date of valuation (the "CIP buildings"). The construction is scheduled to be completed in August 2008. The total gross floor area of the CIP buildings upon completion will be approximately 4,165 sq.m. The total construction cost is estimated to be approximately RMB6,707,286, of which approximately RMB6,043,356 has been paid up to the date of valuation.	The properties are currently occupied by the Group for office, storage and other ancillary facilities purposes.	282,305,000 Interest attributable to the Group: RMB282,305,000

Notes:

1. The properties are held and occupied by China Railway Goods and Materials Co., Ltd., a wholly-owned subsidiary of the Company.

2. Among the 32 parcels of land, 18 parcels of land with a total site area of approximately 21,055.28 sq.m. are granted land with LURCs; 2 parcels of land with a total site area of approximately 113,593.29 sq.m. are allocated land, the land use rights of which are proposed to be injected into the Company as injected capital in reorganization ("State-capital-injection Land"); 6 parcels of land with a total site area of approximately 97,733.72 sq.m. are state-capital-injection land; 6 parcels of land with a total site area of approximately 25,515.89 sq.m. are contracted to be granted to the Group.

   Save for above land, 2 parcels of land with a total site area of approximately 5,376.63 sq.m are occupied by the Group, which are owned by China Railway Construction Corporation ("CRCCG"), the controlled shareholder of the Company.

3. Among the 114 buildings or units, 81 buildings or units with a total gross floor area of approximately 87,304.91 sq.m. have been obtained valid BOCs or RECTs, 13 buildings or units with a total gross floor area of approximately 27,538.8 sq.m. which BOCs or

RETCs pending the change of registered name into the Group; for the remaining 20 buildings or units with a total gross floor area of approximately 8,105.74 sq.m., we have not been provided with any title certificates;

4. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) the land use rights of the granted land are legally owned by the Group and the Group has the rights to occupy, use, transfer, lease, mortgage or otherwise dispose of the land use rights of the granted land in accordance with the valid terms stipulated in the LURCs and the PRC laws and without paying any extra payments to the relevant authorities;

   b) the land use rights of the State-capital-injection land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations;

   c) for the allocated land, the land use rights of these land are legally owned by the Group and the Group has the rights to transfer, lease and mortgage the land use rights in compliance with the PRC laws and regulations without additionally paying any land premium after obtaining the approvals of Ministry of Land and Resource and the state-capital-injection land use rights certificates. There is no material impediment to obtain these land use rights certificates for the Group;

   d) for the land of which are contracted to be granted, there will be no impediment to obtain the LURCs for the Group after paying land premium under the grant contracts; and the Group has the legal rights to use these land under the PRC laws and regulations;

   e) for the 2 parcels of land with a total site area of approximately 5,376.63 sq.m. held by the CRCCG which are currently occupied by the Group, CRCCG has undertaken to apply for valid LURCs of the 2 parcels of land under its name within 12 months since the incorporation of the Company, so as to ensure the Group's legal use of such land and the buildings erected thereon; after obtaining the valid LURCs, CRCCG will transfer the land use rights of 2 parcels of the land to the Group. If not, the Group has the rights to sell the buildings erected on these land; in addition, CRCCG has also undertaken to resolve the replaceable place for selling these buildings and to indemnify against any costs expenses, claims and losses arising from above mentioned situation. There would be no material adverse effects on the normal operation of the Group and the Group has the legal rights to use these buildings and only to sell, mortgage and otherwise dispose of these buildings after CRCCG obtaining valid LURCs or paying off land premium;

   f) for the buildings with BOCs or RECTs, the Group has the rights to transfer, lease, mortgage and otherwise dispose of the buildings under the PRC' laws without paying any extra costs and expenses to relevant authorities; and for the buildings without BOCs or RECTs, CRCCG has undertaken to be responsible for any costs, expenses, or claims caused by applying for the BOCs or RECTS, and to indemnify the Group against any loses and claims arising from the aforesaid application procedures within a year since the incorporation of the company; and

   g) the land use rights of a parcel of land with a site area of approximately 23,296.01 sq.m and 14 buildings thereon with a total gross floor area of approximately 11,761.62 sq.m, are subject to various mortgages in favour of a bank respectively; and the remaining properties with relevant title certificates are not subject to any mortgage or any other encumbrances.

5. In valuing the properties, we have attributed no commercial value to various buildings or units without valid BOCs or RETCs as well as buildings with BOCs erected on 6 parcels of land which are contracted to be granted to the Group and 2 parcels of land owned by CRCCG. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) or units as at the date of valuation would be RMB52,747,000 assuming all relevant title certificates had been obtained and they can be freely transferred.

VALUATION CERTIFICATE

GROUP II — PROPERTY INTERESTS HELD AND OCCUPIED BY THE GROUP IN HONG KONG, MACAU AND OVERSEAS COUNTRIES

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
5.	Various Properties held by the Group in Hong Kong	The properties comprise a whole floor, a flat roof and planter located at different levels in an office building, 2 residential units, and a car parking space mainly completed between 1979 and 1994. The properties have a total gross floor area of approximately 1,159.62 sq.m. Details of uses and gross floor areas of the properties are listed as follows:	The properties are currently occupied by the Group for office, residential and car parking purposes.	73,692,000 Interest attributable to the Group: RMB73,692,000

Usage	Gross Floor Area (sq.m.)
Office	1,074.34
Residential	85.28
Total	**1,159.62**

Notes:

1. China Civil Engineering Construction Corporation is a wholly-owned subsidiary of the Company.

2. The registered owners of the properties are the subsidiaries of China Civil Engineering Construction Corporation.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
6.	Various Properties held by the Group in Macau	The properties comprises 81 office units and 7 residential units and 81 car parking spaces mainly completed between 1988 and 1992. The properties have a total gross floor area of approximately 8,994.06 sq.m. Details of uses and gross floor areas of the properties are listed as follows:	The properties are currently occupied by the Group for office, residential and car parking purposes except for 48 office units with a total gross floor area 5,001.96 sq.m. which are subject to 3 tenancy agreements as stated in note 3 and 4.	309,125,000 Interest attributable to the Group: RMB309,125,000

Usage	Gross Floor Area (sq.m.)
Office	8,359.91
Residential	634.15
Total	**8,994.06**

Notes:

1. China Civil Engineering Construction Corporation is a wholly-owned subsidiary of the Company.

2. The registered owners of the properties are the subsidiaries of China Civil Engineering Construction Corporation.

3. According to a Tenancy Agreement dated 7 August 2006, 16 office units with a total gross floor area of approximately 1,667.32 sq.m. are leased to Wynn Resort (Macau) Holding Limited for a term of 2 years expiring on 31 August 2008 at an monthly rental of HK$214,333.68.

4. According to 2 Tenancy Agreements dated 16 January 2006 and 30 October 2007 respectively, 32 office units with a total gross floor area of approximately 3,334.64 sq.m. are leased to Macau Trade and Investment Promotion Institute for various terms with the expiry date on 31 December 2007 at a total monthly rental of MOP356,368.2.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
7.	Various properties held by the Group in Poland, Botswana, Germany, Djibouti, Nigeria	The properties comprise 8 parcels of land with a total site area of approximately 52,901.35 sq.m. and 16 various buildings completed in various stages between 1993 and 2001. The buildings have a total gross floor area of approximately 11,922.9 sq.m. The buildings mainly include office buildings, dormitory buildings and workshops, etc.	The properties are currently occupied by the Group for office, production and ancillary facilities purposes.	219,853,000 Interest attributable to the Group RMB219,853,000:

Notes:

1. The exchange rates adopted in our valuation for the properties in USD$1 = ZL2.88, USD$1 = Naira129, USD$1 = PULA6.15, USD$1 = Djibouti Franc178.16, EURO$1 = RMB10.6669 and USD$1 = RMB7.3046, which were approximately the prevailing exchange rates as at the date of valuation.

VALUATION CERTIFICATE

Group III — Property interests held for sale by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
8.	11 commercial units of Yingtai Jiayuan No. 165 Liugong Island Road Huangdao District Qingdao City Shandong Province The PRC	The property comprises 11 unsold commercial units completed in 2004. The property has a total saleable gross floor area of approximately 4,161 sq.m. The property is held under the land use rights for a term expiring on 18 October 2045 for residential use.	As at the date of valuation, the property was vacant.	30,576,000 Interest attributable to the Group: RMB30,576,000

Notes:

1. Pursuant to 3 State-owned Land Use Rights Certificates — Huang Guo Yong (2005) Di No. 60, Huang Guo Yong (2004) No. 194, Qing Fang Di Quan Shi Zi Di No. 20077976, the land use rights of 3 parcels of land with a total site area of approximately 73,962 sq.m. were granted to the Group expiring on 18 October 2045 for residential use.

2. Pursuant to a Real Estate Pre-sale Permit — Qing Huang (Kai) Fang Zhu Zi Di No. 00614, the property has been approved to be pre-sold by the relevant local authorities.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Yingtai Jiayuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
9.	A residential unit on Level 5 of Wanjia Xinyuan No. 11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	The property comprises an unsold residential unit within Wanjia Xinyuan completed in 2007. The property has a saleable gross floor area of approximately 148.33 sq.m. Wanjia Xinyuan is a residential estate which also includes the unsold portion, the portion under construction (property no.19) and the portion to be acquired (property no.32). The property is held under the land use rights for a term of 70 years expiring on 4 November 2073 for residential use.	As at the date of valuation, the property was vacant.	430,000 Interest attributable to the Group: RMB430,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 56,832.59 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB21,545,809. The land also includes the portions of properties nos. 19 and 32.
2. Pursuant to a State-owned Land Use Rights Certificate — Liu Guo Yong (2006) Di No. 116385, the land use rights of a parcel of land with a site area of approximately 27,636.2 sq.m. were granted to the Group for a term of 70 years expiring on 4 November 2073 for residential use. The land also includes the portion of property no. 19.
3. Pursuant to a Real Estate Pre-sale Permit — Shou Fang Liu Zi Di (2006) No. 101, the property has been approved to be pre-sold by the relevant local authorities.
4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights relating to the property;
   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;
   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Wanjia Xinyuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and
   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
10.	25 residential units of Hua Fa Mansion No. 25 Datong Road Haikou City Hainan Province The PRC	The property comprises 25 unsold residential units within Huafa Mansion completed in 2002. The property has a total saleable gross floor area of approximately 12,611.17 sq.m. The property is held under the land use rights for a term of 55 years expiring on 18 October 2058 for residential use.	As at the date of valuation, the property was vacant.	38,005,000 Interest attributable to the Group: RMB38,005,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Hai Kou Guo Yong (2003 Chu) Di No. 006447, the land use rights of a parcel of land with a site area of approximately 2,218 sq.m. were granted to the Group for a term of 55 years expiring on 18 October 2058 for residential use.

2. Pursuant to 33 Building Ownership Certificates — Hai Kou Shi Fang Quan Zheng Hai Fang Zi Di Nos. HK078918, HK078920, HK078922, HK078924, HK078925, HK078928 to HK078933, HK078935, HK078954, HK079035, HK079038, HK079042, HK079044, HK079046, HK079047, HK079049, HK079051 to HK079053, HK079297, and HK079334 to HK079343, the Group has obtained the building ownership rights for the property with a total gross floor area of approximately 12,611.17 sq.m.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Hua Fa Mansion in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
11.	5 residential units of Jingbo Yuan located at Zhujiang Industry Zone Jiaji Town Qionghai City Hainan Province The PRC	The property comprises 5 unsold residential units completed in 2007. The property has a total saleable gross floor area of approximately 461.45 sq.m. The property is held under the land use rights for a term of 70 years expiring on 22 March 2073 for residential use.	As at the date of valuation, the property was vacant.	849,000 Interest attributable to the Group: RMB849,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Hai Guo Yong(2006) Di No. 0952, the land use rights of a parcel of land with a site area of approximately 2,571.1 sq.m. were granted to the Group for a term of 70 years expiring on 22 March 2073 for residential use.

2. Pursuant to 3 Real Estate Pre-sale Permits — 2007 Hai Fang Yu Zi Nos. 45 to 47, the property has been approved to be pre-sold by the relevant local authorities.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Jingbo Yuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
12.	9 residential units of East Laodong Community located at the eastern side of Zhanqian Street Tiefeng District Qiqihar City Heilongjiang Province The PRC	The property comprises 9 unsold residential units within East Laodong Community completed in 2005. The property has a total saleable gross floor area of approximately 556.88 sq.m. The property is held under the land use rights for a term of 50 years expiring on 7 October 2054 for residential use.	As at the date of valuation, the property was vacant.	1,873,000 Interest attributable to the Group: RMB1,873,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land, on the property is located with a site area of approximately 9,094.1 sq.m. were contracted to be granted to the Group for a term of 50 years for residential use at consideration of RMB6,330,560.

2. Pursuant to a State-owned Land Use Rights Certificate — Qi Tu Ji Guo Yong (2005) No. 0100490, the land use rights of a parcel of land with a site area of approximately 9,094.1 sq.m. were granted to the Group for a term of 50 years expiring on 7 October 2054 for residential use.

3. Pursuant to 4 Real Estate Pre-sale Permits — Qi Jian Fang Yu Shou Zheng Di Nos. 2005066 to 2005069, the property has been approved to be pre-sold by the relevant local authorities.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of East Laodong Community in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
13.	121 residential units of Dongtai Community located at the western side of Zhanqian Street Tiefeng District Qiqihar City Heilongjiang Province The PRC	The property comprises 121 unsold residential units within Dongtai Community completed in 2007. The property has a total saleable gross floor area of approximately 8,813.15 sq.m. The property is held under the land use rights for a term of 70 years expiring on 15 January 2077 for residential use.	As at the date of valuation, the property was vacant.	22,736,000 Interest attributable to the Group: RMB22,736,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land, on the property is located with a site area of approximately 8,074 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB8,678,880.

2. Pursuant to a State-owned Land Use Rights Certificate — Qi Tu Ji Guo Yong (2007) Di No. 0100216, the land use rights of a parcel of land with a site area of approximately 8,074 sq.m. were granted to the Group for a term of 70 years expiring on 15 January 2077 for residential use.

3. Pursuant to 3 Real Estate Pre-sale Permits — Qi Jian Fang Yu Shou Zheng Di Nos. 2007078, 2007079 and 2007080, the property has been approved to be pre-sold by the relevant local authorities.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Dongtai Community in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
14.	17 residential units and 27 commercial units of Tianfang Baihua Yuan No. 1943-4 Hubin West Road Huangshi City Hubei Province The PRC	The property comprises 17 unsold residential units and 27 commercial units within Tianfang Baihua Yuan completed in 2006. The property has a total saleable gross floor area of approximately 8,864.61 sq.m. The property is held under the land use rights for terms of 70 years expiring on 2 September 2069 and 1 January 2075 for residential use and 40 years expiring on 2 September 2039 for commercial use.	As at the date of valuation, the property was vacant.	49,603,000 Interest attributable to the Group: RMB31,746,000

Notes:

1. Pursuant to 2 State-owned Land Use Rights Certificates — Huang Shi Guo Yong (2007) Di No. 2155, the land use rights of a parcel of land with a site area of approximately 29,117.18 sq.m. were granted to the Group for terms of 70 years expiring on 2 September 2069 for residential use and 40 years expiring on 2 September 2039 for commercial use, and Huang Guo Yong (2005) Di No. 0362, the land use rights of a parcel of land with a site area of approximately 22,598.87 sq.m. were granted to the Group for a term of 70 years expiring on 1 January 2075 for residential use.
2. Pursuant to a Real Estate Pre-sale Permit — Huang Fang Shou Zi (2005) No. 0010, the property has been approved to be pre-sold by the relevant local authorities.
3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Tianfang Baihua Yuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
15.	10 office units and 119 car parking spaces of Jiahui International Center No.6 and 14 Jiqing Li Chaoyang District Beijing The PRC	The property comprises 10 unsold office units and 119 car parking spaces completed in 2005. The property has a total saleable gross floor area of approximately 11,384.08 sq.m. The property is held under the land use rights for terms of 40 years expiring on 11 July 2042 for ancillary and carparking uses, 50 years expiring on 11 July 2052 for office use and 70 years expiring on 11 July 2072 for residential use.	As at the date of valuation, the property was vacant.	194,252,000 Interest attributable to the Group: RMB155,402,000

Notes:

1. Pursuant to 2 State-owned Land Use Rights Certificates — Jing Chao Guo Yong (2002 Chu) Zi Di No. 0319, the land use rights of a parcel of land with a site area of approximately 5,857.52 sq.m. were granted to the Group for terms of 40 years expiring on 11 July 2042 for ancillary and carparking uses, 50 years expiring on 11 July 2052 for office use and 70 years expiring on 11 July 2072 for residential uses, the land use rights of the remaining parcel of land with a site area of approximately 3,168.71 sq.m. were granted to the Group for a term of 50 years expiring on 5 May 2053 for office use.

2. Pursuant to 4 Building Ownership Certificates — Jing Fang Quan Zheng Chao Qi 06 Zi Di No. 001667, Jing Fang Quan Zheng Chao Qi 05 Zi Di No. 001086, Jing Fang Quan Zheng Chao Qi 06 Zi Di No. 001668, and Jing Fang Quan Zheng Chao Qi 06 Zi Di No. 001768, the Group has obtained the building ownership rights for the property with a total gross floor area of approximately 11,384.08 sq.m.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Jiahui International Center in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
16.	Room 102 on Level 1 Jingjiang Yayuan No. 104 Zhenli Street Tianjin City The PRC	The property comprises an unsold commercial unit completed in 2005. The property has a saleable gross floor area of approximately 332.85 sq.m. The property is held under the land use rights for a term of 70 years expiring on 11 May 2074 for residential use.	As at the date of valuation, the property was vacant.	3,745,000 Interest attributable to the Group: RMB3,371,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel land, on the property is located with a site area of approximately 22,893.2 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB1,915,200.

2. Pursuant to a State-owned Land Use Rights Certificate — Bei Dan Guo Yong (2006) Di No. 016, the land use rights of a parcel of land with a site area of approximately 22,893.2 sq.m. were granted to the Group for a term of 70 years expiring on 11 May 2074 for residential use.

3. Pursuant to a Building Ownership Certificate — Fang Quan Zheng Jin Fang Zi Di 000010928, the Group has obtained the building ownership rights for the property with a gross floor area of approximately 332.85 sq.m.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Jingjiang Yayuan in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
17.	134 residential units and 183 car parking spaces of Tiantian Garden No. 130 Shuangxi Cheng North Road Changshun County Fujian Province The PRC	The property comprises 134 unsold residential units and 183 car parking spaces within Tiantian Garden completed in 2007. The property has a total saleable gross floor area of approximately 22,680 sq.m. The land use rights of the property were granted for a term of 70 years expiring on 31 December 2075 for residential use.	As at the date of valuation, the property was vacant.	32,348,000 Interest attributable to the Group: RMB32,348,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 13,333.33 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB12,190,000.

2. Pursuant to a State-owned Land Use Rights Certificate — Shun Guo Yong (2007) Di No. 1-10677, the land use rights of a parcel of land with a site area of approximately 13,333.33 sq.m. were granted to the Group for a term of 70 years expiring on 31 December 2075 for residential use.

3. Pursuant to a Real Estate Pre-sale Permit — Shun Fang Yu Shou Zheng Di No. 2007-9, the property has been approved to be pre-sold by the relevant local authorities.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights relating to the property;

   b) The Group has the legal rights to occupy, use, transfer and mortgage the property;

   c) The Group has obtained all requisite approvals from relevant authorities for the construction and pre-sale of Tiantian Garden in compliance with the PRC's laws and regulations; and the development and pre-sale are legal and valid; and

   d) The property is not subject to any mortgage.

VALUATION CERTIFICATE

Group IV — Property interests held under development by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
18.	Linrui Commerce Square located at the eastern side of Qingdao Road Jiaonan City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 9,237 sq.m. on which are being constructed 2 buildings together with ancillary facilities. As advised by the Group, the development is scheduled to be completed in June 2008. The total planned gross floor area upon completion will be approximately 43,247.29 sq.m., the details of which are shown as follows: **Usage** / **Area (sq.m.)** Residential 13,269.30 Retail 2,948.66 Office 20,784.27 Car parking 6,245.06 **Total: 43,247.29** The estimated development cost to completion for the property is about RMB116,662,500, of which about RMB105,685,309 was incurred up to the date of valuation. The land use rights of the property were granted for a term of 50 years expiring on 11 December 2042 for commercial and office uses. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB189,901,000.	As at the date of valuation, the property was under construction.	124,925,000 Interest attributable to the Group: RMB124,925,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Nan Guo Yong (2007) Zi Di No. 7637, the land use rights of the property with a site area of approximately 9,237 sq.m. were granted to the Group for a term of 50 years expiring on 11 December 2042 for commercial and office uses.

2. Pursuant to a Construction Work Planning Permit — No. 2006 - 034, 2 buildings of the property with a total gross floor area of approximately 43,247.29 sq.m. have been approved for construction.

3. Pursuant to a Construction Works Commencement Permit — No. 370284200607130101, permissions by the relevant local authorities have been given to commence the construction of the property.

4. Pursuant to a Real Estate Pre-sale Permit — Nan Fang Zhu Zi Di No. 000595, the property has been approved to be pre-sold by the relevant local authorities.

5. As advised by the Group, 137 units of the property with a total gross floor area of approximately 9,898.49 sq.m. have been contracted to be sold to various parties with a total consideration of RMB51,417,021, and we have included this portion of the property in our valuation report.

6. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land;

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid; and

   c) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
19.	Portion of Wanjia Xinyuan No. 11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	The property comprises portion of a parcel of land with an apportioned site area of approximately 5,200 sq.m. on which are being constructed 2 buildings together with ancillary facilities. Wanjia Xinyuan is a residential estate which also includes the unsold portion (property no.9), the portion under construction and the portion for future development (property no.32). As advised by the Group, the development is scheduled to be completed in February 2008. The total planned gross floor area upon completion will be approximately 6,136.51 sq.m. for residential use. The estimated development cost to completion for the property is about RMB7,983,151, of which about RMB5,836,409 was incurred up to the date of valuation. The land use rights of the property were granted for a term of 70 years expiring on 4 November 2073 for residential use. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB18,609,000.	As at the date of valuation, the property was under construction.	14,617,000 Interest attributable to the Group: RMB14,617,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 56,832.59 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB21,545,809. The land also includes the portions of property nos. 9 and 32.
2. Pursuant to a State-owned Land Use Rights Certificate — Liu Guo Yong (2006) Di No. 116385, the land use rights of a parcel of land, with a site area of approximately 27,636.2 sq.m. were granted to the Group for a term of 70 years expiring on 4 November 2073 for residential use. The land also includes a portion of property no. 9.
3. Pursuant to a Construction Work Planning Permit — No. 2006 - 0363, 2 buildings with a total gross floor area of approximately 6,387.8 sq.m. have been approved for construction.
4. Pursuant to 2 Construction Works Commencement Permits — Nos. 450202200702150401 and 450202200702150501, permissions by the relevant local authorities have been given to commence the construction the property.
5. Pursuant to 2 Real Estate Pre-sale Permits — Shou Fang Liu Zi Di (2007) Nos. 076 and 077, the property has been approved to be pre-sold by the relevant local authorities.
6. As advised by the Group, 40 units of the property with a total gross floor area of approximately 3,489.02 sq.m. have been contracted to be sold to various parties with a total consideration of RMB10,119,000, and we have included this portion of the property in our valuation report.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land;

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid; and

   c) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
20.	Jingbo Yayuan located at Commercial and Residential Zone Jiaji Town Qionghai City Hainan Province The PRC	The property comprises 2 parcels of land with a total site area of approximately 42,834.8 sq.m. on which are being constructed 14 buildings together with ancillary facilities. Jingbo Yayuan is a residential estate which also includes the portion under construction and the portion for future development (property no.27). As advised by the Group, the development is scheduled to be completed in November 2008. The total planned gross floor area upon completion will be approximately 54,640 sq.m. for residential use. The estimated development cost to completion for the property is about RMB35,365,015, of which about RMB15,126,381 was incurred up to the date of valuation. The land use rights of the property were granted for a term of 70 years expiring on 20 March 2073 for residential use. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB61,634,000.	As at the date of valuation, the property was under construction.	42,517,000 Interest attributable to the Group: RMB42,517,000

Notes:

1. Pursuant to 2 State-owned Land Use Rights Certificates — Hai Guo Yong (2005) Di No. 0953 and Hai Guo Yong (2006) Di No. 0504, the land use rights of the property with a total site area of approximately 42,834.8 sq.m. were granted to the Group for a term of 70 years expiring on 20 March 2073 for residential use.
2. Pursuant to a Construction Work Planning Permit — No. (2006) 260, 11 buildings with a total gross floor area of approximately 35,810.14 sq.m. have been approved for construction.
3. Pursuant to 2 Construction Works Commencement Permits — No. (2007) 037 and No. (2007)264, permissions by the relevant local authorities have been given to commence the construction of the property.
4. Pursuant to 9 Real Estate Pre-sale Permits — No. 2007 Hai Fang Yu Zi Nos. 51 to 56 and 58 to 60, the property has been approved to be pre-sold by the relevant local authorities.
5. As advised by the Group, 59 units of the property with a total gross floor area of approximately 26,610.48 sq.m. have been contracted to be sold to various parties with a total consideration of RMB44,959,137, and we have included this portion of the property in our valuation.
6. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land;
   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid; and
   c) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
21.	Shanyu City located at E'xiu Group Kaifu District Changsha City Hunan Province The PRC	The property comprises a parcel of land with a site area of approximately 134,576.84 sq.m. on which are being constructed 36 buildings together with ancillary facilities.	As at the date of valuation, the property was under construction.	294,255,000 Interest attributable to the Group: RMB150,070,000

Shanyu City is a residential estate which also includes the portion under construction and the portion for future development (property no.30).

As advised by the Group, the development is scheduled to be completed in November 2008.

The total planned gross floor area upon completion will be approximately 255,093.77 sq.m., the details of which are shown as follows:

Usage	Area (sq.m.)
Residential	199,121.26
Retail	16,720
Car parking	34,600
Others	4,652.51
Total:	**255,093.77**

The estimated development cost to completion for the property is about RMB476,590,000, of which about RMB169,650,826 was incurred up to the date of valuation.

The land use rights of the property were granted for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use.

Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB814,526,000.

Notes:

1. Pursuant to 2 State-owned Land Use Rights Grant Contracts, the land use rights of 4 parcels of land with a total site area of approximately 367,626.04 sq.m. (including the land use rights of the property with a site area of approximately 134,576.84 sq.m.) were contracted to be granted to the Group for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use at a total consideration of RMB39,305,185. The land also includes the portion of property no. 30.
2. Pursuant to a State-owned Land Use Rights Certificate — Chang Guo Yong 2006 Di No. 031520, the land use rights of the property with a site area of approximately 134,576.84 sq.m. were granted to the Group for 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use.
3. Pursuant to 7 Construction Work Planning Permits — Jian 1 (2007) Nos. 0050 to 0053 and 0375, Jian 2 (2006) Nos. 0245 and 0297, 36 buildings of the property with a total gross floor area of approximately 255,093.77 sq.m. have been approved for construction.

4. Pursuant to 2 Construction Works Commencement Permits — Nos. 430101200704260701 and 430101200704260801, permissions by the relevant local authorities have been given to commence the construction of the property.

5. Pursuant to 6 Real Estate Pre-sale Permits — Chang Fang Shou Xu Zi (2007) Di Nos. 5861, 6066, 5850, 6067, 5849 and 5862, the property has been approved to be pre-sold by the relevant local authorities.

6. As advised by the Group, 344 units of the property with a total gross floor area of approximately 38,858.15 sq.m. have been contracted to be sold to various parties with a total consideration of RMB126,716,000, and we have included this portion of the property in our valuation.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land;

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid; and

   c) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
22.	Xipai International Falt located at the southeast of Guanyuan Bridge Xicheng District Beijing The PRC	The property comprises a parcel of land with a site area of approximately 24,532.52 sq.m. on which are being constructed 8 buildings together with ancillary facilities. As advised by the Group, the development is scheduled to be completed in December 2008. The total planned gross floor area upon completion will be approximately 138,600 sq.m., the details of which are shown as follows: Usage — Area (sq.m.) Residential — 105,885 Retail — 12,386 Car parking — 20,329 **Total:** — **138,600** The estimated development cost to completion for the property is about RMB733,512,000, of which about RMB205,801,851 was incurred up to the date of valuation. The land use rights of the property were granted for terms of 40 years expiring on 8 August 2044 for commercial use, 50 years expiring on 8 August 2054 for car parking use, and 70 years expiring on 8 August 2074 for residential use. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB2,501,161,000.	As at the date of valuation, the property was under construction.	1,816,312,000 Interest attributable to the Group: RMB1,271,418,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 24,532.52 sq.m. were contracted to be granted to the Group for terms of 40 years for commercial use, 50 years for car parking use and 70 years for residential use at consideration of RMB114,289,560.
2. Pursuant to a State-owned Land Use Rights Certificate — Jing Xi Guo Yong 2006 Chu Di No. 20349, the land use rights of the property with a site area of approximately 24,532.52 sq.m. were granted to the Group for terms of 40 years expiring on 8 August 2044 for commercial use, 50 years expiring on 8 August 2054 for carparking use and 70 years expiring on 8 August 2074 for residential use.
3. Pursuant to a Construction Work Planning Permit — 2006 Gui Jian Zi No. 0407, 8 buildings with a total gross floor area of approximately 138,600 sq.m. have been approved for construction.
4. Pursuant to a Construction Works Commencement Permit — 2006 Shi Jian Zi No. 2098, permissions by the relevant local authorities have been given to commence the construction of the property.
5. Pursuant to a Real Estate Pre-sale Permit — Jing Fang Shou Zheng Zi (2007) No. 331, the property has been approved to be pre-sold by the relevant local authorities.

6. As advised by the Group, 171 units of the property with a total gross floor area of approximately 49,215.03 sq.m. have been contracted to be sold to various parties with a total consideration of RMB1,127,797,184, and we have included this portion of the property in our valuation.

7. Pursuant to a Mortgage Agreement entered into between Beijing Branch, China Construction Bank Corporation (中國建設銀行股份有限公司北京市分行) and Beijing Tiantai Jinhai Real Estate Development Company Limited, a 70% owned subsidiary of the Company, the land use rights of the property were subject to a mortgage for a maximum loan amount of RMB300,000,000.

8. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land; and

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
23.	Fortune Gangwan No. 398 Jiahe Road Huli District Xiamen City Fujian Province The PRC	The property comprises a parcel of land with a site area of approximately 4,387.39 sq.m. on which are being constructed a building together with ancillary facilities.	As at the date of valuation, the property was under construction.	499,565,000 Interest attributable to the Group: RMB499,565,000

As advised by the Group, the development is scheduled to be completed in February 2008.

The total planned gross floor area upon completion will be approximately 52,699.24 sq.m., the details of which are shown as follows:

Usage	Area (sq.m.)
Residential	25,641.02
Retail	9,617.28
Office	11,710.18
Car parking	2,914.96
Others	2,815.8
Total:	**52,699.24**

The estimated development cost to completion for the property is about RMB125,559,000, of which about RMB118,101,035.22 was incurred up to the date of valuation.

The land use rights of the property were granted for terms of 40 years for commercial use, 50 years for office use, and 70 years for residential use.

Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB536,162,000.

Notes:

1. Pursuant to a Sale Confirmation Letter, the land use rights of the property with a site area of approximately 4,389.07 sq.m. and the building being constructed thereon were purchased by the Group by way of auction at consideration of RMB190,917,454.
2. Pursuant to a State-owned Land Use Rights Certificate — Xia Di Fang Zheng Di No. 00003402, the land use rights of the property with a site area of approximately 4,378.39 sq.m. were granted to the Group for terms of 40 years for commercial use, 50 years for office use, and 70 years for residential use.
3. Pursuant to a Construction Work Planning Permit — No. 963054, a building of the property with a gross floor area of approximately 52,699.24 sq.m. has been approved for construction.
4. Pursuant to a Construction Works Commencement Permit — No. 350200200604170101, permissions by the relevant local authorities have been given to commence the construction of the property.
5. Pursuant to a Real Estate Pre-sale Permit — Xia Fang Yu Shou Zheng Di No. 20060038, the property has been approved to be pre-sold by the relevant local authorities.
6. As advised by the Group, 453 units of the property with a total gross floor area of approximately 33,151.97 sq.m. have contracted to be sold to various parties with a total consideration of RMB303,827,197, and we have included this portion of the property in our valuation.

7. Pursuant to a Mortgage Agreement entered into between Xiamen City Commercial Bank and Xiamen CRCC Limited (廈門中鐵建設有限公司), a wholly owned subsidiary of the Company, the property was subject to a mortgage for a maximum loan amount of RMB40,000,000.

8. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land; and

   b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sell of the property are legal and valid.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
24.	Haiwan Huating located at Xinglin East Road Jimei District Xiamen City Fujian Province The PRC	The property comprises a parcel of land with a site area of approximately 2,684.65 sq.m. on which are being constructed a building together with ancillary facilities. As advised by the Group, the development is scheduled to be completed in July 2008. The total planned gross floor area upon completion will be approximately 12,160.2 sq.m., the details of which are shown as follows: **Usage** — **Area (sq.m.)** Residential — 10,001.5 Retail — 665.53 Car parking — 193.9 Other — 1,299.27 **Total:** — **12,160.2** The estimated development cost to completion for the property is about RMB32,333,976, of which about RMB20,025,809 was incurred up to the date of valuation. The land use rights of the property were granted for terms of 40 years expiring on 31 October 2043 for commercial use and 70 years expiring on 31 October 2073 for residential use. Based on the development plan provided by the Group, the capital value of the property as if completed as at the valuation date would be RMB112,751,000.	As at the date of valuation, the property was under construction.	68,048,000 Interest attributable to the Group: RMB68,048,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 2,689.325 sq.m. were contracted to be granted to the Group for terms of 40 years expiring on 31 October 2043 for commercial use and 70 years expiring on 31 October 2073 for residential use at consideration of RMB8,300,000.

2. Pursuant to a State-owned Land Use Rights Certificate — Xia Di Fang Zheng Di No. 00003882, the land use rights of the property with a site area of approximately 2,684.65 sq.m. were granted to the Group for terms of 40 years expiring on 31 October 2043 for commercial use and 70 years expiring on 31 October 2073 for residential use.

3. Pursuant to a Construction Work Planning Permit — (2004) Xia Gui Ji Jian She Di No. 0162, a building of the property with a gross floor area of approximately 12,160.2 sq.m. has been approved for construction.

4. Pursuant to a Construction Works Commencement Permit — No. 35021120050623026, permissions by the relevant local authorities have been given to commence the construction of the property.

5. Pursuant to a Real Estate Pre-sale Permit — Xia Fang Yu Shou Zheng Di No. 20070059, the property has been approved to be pre-sold by the relevant local authorities.

6. As advised by the Group, 77 units of the property with a total gross floor area of approximately 5,257.17 sq.m. have contracted to be sold to various parties with a total consideration of RMB49,019,187, and we have included this portion of the property in our valuation.

7. Pursuant to a Mortgage Agreement entered into between Xiamen City Branch, Industrial and commercial Bank of China and Xiamen CRCC Limited (廈門中鐵建設有限公司), a wholly owned subsidiary of the Company, the land use rights of a parcel of land with a site area of approximately 2,684.65 sq.m. were subject to a mortgage for a maximum loan amount of RMB11,000,000.

8. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage, transfer and otherwise dispose of the land; and

    b) The Group has obtained all requisite construction approvals from relevant authorities for the construction and pre-sale of the property; and the development and pre-sale of the property are legal and valid.

VALUATION CERTIFICATE

Group V — Property interests held for future development by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
25.	A parcel of land located at Xinglong Er Village Sixteen Li Town Shizhong District, Jinan City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 52,734 sq.m. As advised by the Group, the planned total gross floor area of approximately 102,547.91 sq.m. The development is scheduled to commence in March 2008. The land use rights of the property were granted expiring on 30 January 2044 for residential use.	The site is currently vacant.	89,648,000 Interest attributable to the Group: RMB89,648,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Shi Zhong Guo Yong (2006) Di No. 0200278, the land use rights of the property with a site area of approximately 52,734 sq.m. were granted to the Group expiring on 30 January 2044 for residential use.
2. As advised by the Group, the detailed planning of the subject development is in the process of research.
3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and
   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
26.	A parcel of land located at the northern side of Liugong Island Road Huangdao District Qingdao City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 19,285 sq.m. As advised by the Group, the planned total gross floor area of approximately 24,000 sq.m. The land use rights of the property were granted expiring on 18 October 2045 for residential use.	The site is currently vacant.	19,092,000 Interest attributable to the Group: RMB19,092,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Qing Fang Di Quan Shi Zi Di No. 20077977, the land use rights of the property with a site area of approximately 19,285 sq.m. were granted to the Group expiring on 18 October 2045 for residential use.
2. As advised by the Group, the detailed planning of the subject development is in the process of research.
3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and
   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
27.	A parcel of land located at Industry Zone Jiaji Town Qionghai City Hainan Province The PRC	The property comprises a parcel of land with a site area of approximately 65,195.7 sq.m. As advised by the Group, the planned total gross floor area of approximately 70,000 sq.m. The land use rights of the property were granted for a term of 70 years expiring on 20 March 2073 for residential use.	The site is currently vacant.	38,480,000 Interest attributable to the Group: RMB38,480,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Hai Guo Yong (2005) Di No. 0954, the land use rights of the property with a site area of approximately 65,195.7 sq.m. were granted to the Group for a term of 70 years commencing from 20 March 2003 and expiring on 20 March 2073 for residential use.
2. As advised by the Group, the detailed planning of the subject development is in the process of research.
3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and
   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
28.	6 parcels of land located at Century Avenue Chayuan New City District, Chongqing City The PRC	The property comprises 6 parcels of land with a total site area of approximately 253,855 sq.m. As advised by the Group, the planned total gross floor area of approximately 431,760 sq.m. The land use rights of the property were granted for terms of 40 years expiring on 16 June 2045 for commercial use and 50 years expiring on 16 June 2055 for residential use.	The site is currently vacant.	244,971,000 Interest attributable to the Group: RMB228,143,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 253,855 sq.m. were contracted to be granted to the Group for terms of 40 years expiring on 16 June 2045 for commercial use and 50 years expiring on 16 June 2055 for residential use at consideration of RMB40,826,623.

2. Pursuant to 6 State-owned Land Use Rights Certificates — Chong Qing 100 Fang Di Zheng (2006) Zi Di Nos. 439 to 444, the land use rights of the property with a total site area of approximately 253,855 sq.m. were granted to the Group for terms of 40 years expiring on 16 June 2045 for commercial use and 50 years expiring on 16 June 2055 for residential use.

3. As advised by the Group, the detailed planning of the subject development is in the process of research.

4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and

   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
29.	A parcel of land located at the western side of No. J14 Road and the northern side of No. 4 Road New City District, Xuzhou City Jiangsu Province The PRC	The property comprises a parcel of land with a site area of approximately 147,168.63 sq.m. As advised by the Group, the planned total gross floor area of approximately 400,000 sq.m. The development is scheduled to commence in 2008. The land use rights of the property were granted for a term of 70 years expiring on 21 October 2077 for residential use.	The site is currently vacant.	454,320,000 Interest attributable to the Group: RMB454,320,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 286,096 sq.m. (including the land use rights of the property with a site area of approximately 147,168.63 sq.m.) were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB410,000,000.
2. Pursuant to a State-owned Land Use Rights Certificate — Xu Tu Guo Yong (2007) Di No. 55871, the land use rights of the property with a site area of approximately 147,168.63 sq.m. were granted to the Group for a term of 70 years expiring on 21 October 2077 for residential use.
3. As advised by the Group, the detailed planning of the subject development is in the process of research.
4. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:
   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtaining the transfer approvals from relevant authorities; and
   b) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
30.	3 parcels of land located at E'xiu Group Kaifu District Changsha City Hunan Province The PRC	The property comprises 3 parcels of land with a total site area of approximately 233,049.2 sq.m. As advised by the Group, the planned total gross floor area of approximately 646,879 sq.m. The development is scheduled to commence in 2009. The land use rights of the property were granted for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use.	The site is currently vacant.	289,522,000 Interest attributable to the Group: RMB147,656,000

Notes:

1. Pursuant to 2 State-owned Land Use Rights Grant Contracts, the land use rights of 4 parcels of land with a total site area of approximately 367,626.04 sq.m. (including the land use rights of the property with a site area of approximately 233,049.2 sq.m.) were contracted to be granted to the Group for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use at a total consideration of RMB39,305,185. The land also includes the portion of property no.21

2. Pursuant to 3 State-owned Land Use Rights Certificates — Chang Guo Yong 2006 Di Nos. 031519, 031518 and 040236, the land use rights of the property with a total site area of approximately 233,049.2 sq.m. were granted to the Group for terms of 40 years expiring on 30 August 2044 for commercial use, 70 years expiring on 30 August 2074 for residential use and 50 years expiring on 30 August 2054 for municipal use.

3. As advised by the Group, the detailed planning of the subject development is in the process of research.

4. Pursuant to a Mortgage Agreement entered into between Beidaqiao Branch, Bank of Communications and Changsha Dalian Industry Development Limited (長沙大聯實業發展有限公司), a 51% owned subsidiary of the Company, the land use rights of a parcel of land with a site area of approximately 233,049.2 sq.m. were subject to a mortgage for a maximum loan amount of RMB120,000,000.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) The Group has obtained the land use rights to the land of the property and is entitled to use, develop, lease, mortgage the land; the land use rights of the property can be transferred after the construction cost is paid more than 25% of the total development cost or obtained the transfer approvals from relevant authorities.

VALUATION CERTIFICATE

Group VI — Property interests to be acquired by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
31.	A parcel of land located at the eastern side of Qingdao South Road and the southern side of Tiange Zhuang Village Laixi City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 124,947 sq.m. The development is scheduled to commence in March 2008. The land use rights of the property were contracted to be granted for terms of 40 years for commercial use and 70 years for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 124,947 sq.m. were contracted to be granted to the Group for terms of 40 years for commercial use and 70 years for residential use.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 RMB
32.	Portion of a parcel of land in Wanjia Xinyuan No. 11 West Ring Road Liuzhou City Guangxi Zhuang Autonomous Region The PRC	The property comprises a portion of a parcel of land with an apportioned site area of approximately 3,008 sq.m. The land use rights of the property were contracted to be granted for a term of 70 years expiring on 4 November 2073 for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 56,832.59 sq.m. (including the land use rights of the property with a site area of approximately 3,008 sq.m.) were contracted to be granted to the Group for a term of 70 years for residential use at a consideration of RMB21,545,809. The land also includes portions of the properties nos. 9 and 19.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
33.	A parcel of land located at the Taici Bridge Qingshan Road Nanming District Guiyang City Guizhou Province The PRC	The property comprises a parcel of land with a site area of approximately 592,139 sq.m. The land use rights of the property were contracted to be granted for terms of 40 years expiring on 21 August 2047 for commercial use and 70 years expiring on 21 August 2077 for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 592,139 sq.m. were contracted to be granted to the Group for terms of 40 years expiring on 21 August 2047 for commercial use and 70 years expiring on 21 August 2077 for residential use at consideration of RMB1,010,000,000.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
34.	A parcel of land located at the western side of No. J14 Road and the northern side of No. 4 Road New City District, Xuzhou City Jiangsu Province The PRC	The property comprises a parcel of land with a site area of approximately 138,927.37 sq.m. The land use rights of the property were granted for a term of 70 years expiring on 21 October 2077 for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of approximately 286,096 sq.m. (including the land use rights of the property with a site area of approximately 138,927.37 sq.m.) were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB410,000,000. The land also includes the portion of property no. 29.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
35.	A parcel of land located at Hubin Avenue Huangshi City Hubei Province The PRC	The property comprises a parcel of land with a site area of approximately 37,322.36 sq.m. The development is scheduled to commence in 2008. The land use rights of the property were contracted to be granted for a term of 70 years expiring on 2 November 2077 for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 37,322.36 sq.m. were contracted to be granted to the Group for a term of 70 years for residential use at consideration of RMB16,515,004.15.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
36.	A parcel of land located at the eastern side of Renzhuang Road and the northern side of Fuxing Road Beishi District Baoding City Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 147,800 sq.m. The land use rights of the property were contracted to be granted for terms of 40 years for commercial use and 70 years for residential use.	The site is currently vacant.	No commercial value

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of the property with a site area of approximately 147,800 sq.m. were contracted to be granted to the Group for terms of 40 years for commercial use and 70 years for residential use at consideration of RMB282,600,000.

2. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) There would be no legal impediment for the Group to obtain the LURCs after paying off the land premium and completing the land formation procedure.

VALUATION CERTIFICATE

Group VII — Property interests rented and occupied by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
37.	172 leased properties located in the PRC	The properties comprise 172 buildings or units with a total gross floor area of approximately 207,690.66 sq.m., which were mainly completed in various stages between 1968 and 2003. The properties are leased to the Group (the "Tenants") from various independent third parties and a connected party (the "Lessors") for various terms.	The properties are currently occupied by the Group for office and ancillary purposes.	No commercial value

Notes:

1. Pursuant to various Tenancy Agreements entered into between the Group and various independent third parties, 39 buildings or units with a total gross floor area of approximately 26,798.67 sq.m. are leased from various independent third parties for various terms at a total annual rental of RMB9,191,398.44 for ancillary and office uses.

2. Pursuant to a Tenancy Agreement entered into between the Group and China Railway Construction Corporation ("CRCCG"), the controlled shareholder of the Company, 133 buildings or units with a total gross floor area of approximately 180,891.99 sq.m. are leased from CRCCG for various terms at a total annual rental of RMB16,776,000 for office and ancillary uses.

3. We have been provided with a legal opinion regarding the property interests by the Company's PRC legal advisers, which contains, inter alia, the following:

   a) for the 96 buildings with a total gross floor area of approximately 131,286.43 sq.m., of which the relevant Lessors have provided with valid title documents, the Group has the legal rights to use these properties under the PRC laws and the tenancy agreements; and

   b) for the 76 buildings or units with a total gross floor area of approximately 76,404.23 sq.m., of which the relevant Lessors have not provided with valid title documents, CRCCG has undertaken to resolve any issue arising from the title dissents for the leased properties and will be responsible for any costs, expenses, claims and any other losses to the Group.

VALUATION CERTIFICATE

GROUP VIII — Property interests rented and occupied by the Group in Hong Kong, Macau and overseas countries

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
38.	Room 217, KCRC Hung Hom Building, KCR Hung Hom Station Kowloon Hong Kong	The property comprises an office unit completed in 1992. The property has a gross floor area of approximately 406 sq.m.	The property is currently occupied by the Group for office purpose.	No Commercial Value

Notes:

1. Pursuant to a Tenancy Agreement dated 20 September 2006, an office unit with a gross floor area of approximately 406 sq.m. is rented from the Kowloon-Canton Railway Corporation, an independent third party, for a term of 2 years expiring on 30 June 2008 at an annual rental of RMB869,002.56 for office use.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
39.	3 residential units located in Macau	The property comprises 3 residential units mainly completed in various stages between 1985 and 1993. The property has a total gross floor area of approximately 287.31 sq.m.	The property is currently occupied by the Group for residential purpose.	No Commercial Value

Notes:

1. According to a Tenancy Agreement dated 19 January 2006, a residential unit with a leasable area of approximately 91.8 sq.m. is rented from an independent third party for a term of 3 years expiring on 31 December 2008 at a monthly rental of RMB68,208.

2. According to a Tenancy Agreement dated 14 January 2006, a residential unit with a leasable area of approximately 95.51 sq.m. is rented from an independent third party for a term of 3 years expiring on 14 January 2009 at a monthly rental of RMB58,800.

3. According to a Tenancy Agreement dated 16 November 2006, a residential unit with a leasable area of approximately 100 sq.m. is rented from Nam Kwong (Group) Limited, an independent third party for a term of 2 years expiring on 2 January 2009 at a monthly rental of RMB58,800.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007
				RMB
40.	18 leased properties located in Japan, Nepal, UAE, Saudi Arabia, Libya, Madagascar and Afghanistan	The properties comprise 18 buildings or units with a total gross floor area of approximately 7,914.86 sq.m., which were mainly completed in various stages between 1980 and 1997. The properties are leased to the Group from various independent third parties for various terms.	The properties are currently occupied by the Group for residential and office purposes.	No commercial value

Notes:

1. Pursuant to various Tenancy Agreements entered into between the Group and various independent third parties, 18 buildings or units with a total gross floor area of approximately 7,914.86 sq.m. are leased from various independent third parties for various terms at a total annual rental of RMB6,130,371.7 for residential and office uses.

C6(a): restructuring agreement between the Company and CRCCG dated 5 November 2007

Please see the English summary at the beginning of this Volume.

RECEIVED
2008 MAY 13 P 1:15

中国铁道建筑总公司

与

中国铁建股份有限公司（筹）

之

重组协议



2007年11月

目 录

第一条　定义......2
第二条　重组......7
第三条　发起人出资......8
第四条　声明与保证......10
第五条　重组实施......12
第六条　税项......15
第七条　赔偿责任......16
第八条　持续有效......18
第九条　不竞争......18
第十条　争议解决......18
第十一条　公告......18
第十二条　通知......19
第十三条　完整协议......19
第十四条　冲突......19
第十五条　不得让与......20
第十六条　可分割性......20
第十七条　不放弃......20
第十八条　情势变更......20
第十九条　不可抗力......21
第二十条　适用法律......21
第二十一条　附件......21
第二十二条　未尽事宜......22
第二十三条　修订......22
第二十四条　语言......22
第二十五条　正本......22
第二十六条　费用和开支......22
第二十七条　签署及生效......23
附件一　发起人的进一步声明和保证......25
附件二　重组批复......42
附件三　注入资产及/或权益清单......43
附件四　存续企业名单......46
附件五　需办理转移予股份公司法律手续的合同清单......50

重 组 协 议

本重组协议（以下简称“本协议”）于二零零七年十一月五日由以下双方在中华人民共和国（以下简称“中国”）北京市签订：

中国铁道建筑总公司（以下简称“发起人”），一家依中国法律合法成立并有效存续的全民所有制企业，企业法人营业执照号码为（1000001001066），住所为北京市复兴路40号，法定代表人为李国瑞；

中国铁建股份有限公司（筹）（以下简称“股份公司”），一家由发起人依中国法律独家发起设立的股份有限公司；

发起人和股份公司合称双方。

鉴于：

一、发起人（定义见本协议第一条）作为国家授权投资的机构，依法持有或通过受让/划转等方式依法取得列载于资产评估报告（定义见本协议第一条）的资产及或权益（以下简称“注入资产及/或权益”）。

二、2007年8月17日，国务院国资委下发《关于中国铁道建筑总公司整体重组并境内外上市的批复》（国资改革[2007]878号），同意发起人整体重组，将其列载于本协议附件三的注入资产及/或权益通过本次重组投入股份公司。

三、发起人以其列载于详见本协议附件三"注入资产及/或权益清单"中的资产及或权益作为出资投入股份公司，以独家发起方式成立股份公司。为此，发起人及或重组企业与股份公司及或附属企业（定义见本协议第一条）已着手进行相关的重组（定义见本协议第一条）。

四、经发起人于2007年10月12日召开的第四次董事会决议，同意成立股份公司筹备委员会(下称"筹备委员会")，筹备委员会在股份公司筹建期间可为设立股份公司之目的及或为股份公司之利益而代表股份公司作出任何声明与承诺或接受任何协议之安排（包括但不限于本协议之安排）；其在筹建期间为设立股份公司之目的及或为股份公司之利益而签署的任何协议、声明、承诺等文件（包括但不限于本协议），除相关文件另有规定外，均视为代表股份公司而签署，相关权利义务在股份公司成立后当然由其承继。

五、股份公司成立后拟向中国境内和境外投资者公开发行股票并分别在上海证交所和香港联交所主板上市。

六、根据本协议，在股份公司成立时，发起人拥有股份公司100%的股份，在股份公司公开发行股票后，发起人仍将为股份公司的控股股东。

七、为确保重组的内容和目的得到贯彻和实现，保障双方的合法权益，双方同意根据本协议的规定对重组及与重组有关事项作出适当的安排。

据此，双方立约如下：

第一条 定义

1.1 除非本协议另有规定，下述用语在本协议内有下列含义：

发起人	指中国铁道建筑总公司。
股份公司	指中国铁建股份有限公司。
重组	指发起人的重组，即发起人依据重组文件(定义见下文)发起设立股份公司并就股份公司的成立而进行注入资产及/或权益以及相关业务的划转、转让，包括以该等注入资产及/或权益在相关期间（定义见下文）新设立附属企业，并取得重组批复（定义见下文），以及发起人促使其重组企业（定义见下文）与股份公司及其附属企业（定义见下文）订立本协议及有关协议（定义见下文）和相关安排。
股份公司成立日	指股份公司在国家工商行政管理总局设立登记之日。
重组生效日	指股份公司成立日。
重组完成日	指重组按重组文件实际完成的日期，截止日不超过重组生效日之日起的第 180 日或双方另行协商确定的时间。
基准日	指审计及评估基准日，即 2006 年 12 月 31 日。
审计机构	指安永华明会计师事务所。
模拟财务报表	指股份公司根据中国《企业会计准则》编制的、经审计机构审计并于 2007 年 9 月 23 日签署出具的截止 2006 年 12 月 31 日的三个完整会计年度的模拟财务报表（连同有关附件）。
企业会计准则	指中国财政部 2006 年颁布的企业会计准则及应用指南和其他相关规定
审计报告	指审计机构于 2007 年 9 月 23 日对股份公司截止 2006 年 12 月 31 日的三个完整会计年度的模拟财务报表出具的安永华明（2007）审字第 12316568-A02 号《专项审计报告》。

资产评估机构	指中发国际资产评估有限公司。
资产评估报告	指资产评估机构于2007年9月24日出具的以2006年12月31日为基准日的《中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目资产评估报告》(中发评报字[2007]第148号)，该报告经国务院国资委核准。
评估核准值	指经国务院国资委核准的由发起人投入股份公司的注入资产及/或权益在基准日的经评估后的净值。
相关期间	指自基准日（不包括基准日当日）至股份公司成立日（包括股份公司成立日当日）的期间。
重组企业	指就发起人而言，符合下列条件之一的，重组前原属发起人下属的任何公司、企业或其他具有法人资格的实体：(a）超过50%的股权/股份/投资权益由发起人持有；或（b）超过30%的股份表决权被发起人支配；或（c）能够决定公司董事会半数以上成员选任的股份表决权被发起人支配；或（d）足以对公司股东大会的决议产生重大影响的股份表决权被发起人支配。
附属企业	指就股份公司而言，作为注入资产及/或权益进入股份公司并符合下列条件之一的任何公司、企业或其他拥有法人资格的实体，包括其：(a）超过50%的股权/股份/投资权益由股份公司持有；或（b）超过30%的股份表决权被股份公司支配；或（c）能够决定公司董事会半数以上成员选任的股份表决权被股份公司支配；或（d）足以对公司股东大会的决议产生重大影响的股份表决权被股份公司支配。
存续企业	指就发起人而言，包括但不限于列入本协议附件四的在股份公司成立后未进入股份公司的重组企业或任何其他需剥离的实体。

控股股东	指就股份公司而言，持有其过半数的股份或过半数的投票权或享有过半数的可分配利润或控制其董事会的组成的股东。在本协议中，特指发起人。
注入资产及/或权益	指附件三列载的发起人依据重组文件注入股份公司的资产、权益（包括重组过程中形成的股权）和由股份公司承担的负债及相关业务。
相关业务	指与注入资产及/或权益相关的所有业务。
重大合同	指金额超过 5000 万（人民币元）或金额虽不到 5000 万（人民币元），但对本企业的生产、经营、管理具有重大影响合同。
重大诉讼、仲裁	指标的额超过 5000 万（人民币元）的诉讼、仲裁案件。
重组请示	指发起人为本次重组向国务院国资委报送的《关于中国铁道建筑总公司股份制改革并上市的请示》。
重组批复	指涉及重组并列载于本协议附件二的同意、授权、批准、豁免及其它批复文件。
有关协议	指涉及重组的各项协议，包括但不限于发起人和股份公司为本次重组签署的避免同业竞争协议和关联交易协议。
重组文件	指本协议、重组请示、重组批复、审计报告、资产评估报告及有关协议。
发起人的进一步声明和保证	指发起人向股份公司作出并列载于本协议附件一的声明、保证和承诺条款。
税项	指所有形式的税项：包括在中国及中国以外任何国家或地区征收的税项，及由任何法定的、政府的、国家的、省份的、地方的或自治地方的任何权力机关收取或征收的，并不论是就有关利润、收入、收益、销售、贸易、知识产权、有形或无形资产

或其他专项所收取或征收的所有形式的税项及费用或与之有关的款项，其中包括但不限于征收的所得税、利息税、增值税、营业税、资源税、消费税、契税、土地使用税、关税、印花税以及：（a）因承包或与有关部门的类似安排而应征收的税费或上缴的款项；（b）任何额外或加征的税费，无论该等税费是因已征收或已缴纳的税费不足，或已征收或已缴纳的税费曾获得的或享受的减免优惠不适当或不合法而产生；（c）任何与税费有关的罚款、滞纳金或其他应缴款。“税”一词亦应按此解释。

中国	指中华人民共和国，为方便表述，在本协议中未包括香港特别行政区、澳门特别行政区和台湾省。
中国法律	指中国的法律、法规或地方性法规。
国务院国资委	指中国国务院国有资产监督管理委员会。
证监会	指中国证券监督管理委员会。
国土资源部	指中国国土资源部。
上海证交所	指上海证券交易所。
香港联交所	指香港联合交易所有限公司。
人民币	指中国的法定货币，其基本单位为“元”。
日	指日历日。

1.2　在本协议内：

1.2.1 所提及的协议或其他文件应指有关协议或重组文件，以及根据有关的条款而不时被其他协议对其所作出的修改、增补、取代或继承；

1.2.2 除非另有说明，所提及的条与附件，均指本协议的条与附件；所提及的款，均指提及该款的条文中所包含的款；所提及的段，均指提及该段的款中所包含的段；以及

1.2.3 条文及附件的标题只是为方便阅读而设置，不影响本协议文义的解释。

第二条　　重组

2.1　本协议双方在此确认，已同意重组，并就重组由本协议双方签订有关协议及保证各自促使重组企业、附属企业遵守、执行。

2.2　发起人确认在股份公司成立日，重组已获得中国政府主管部门的有效批准，该等文件已列于本协议附件二。

2.3　本协议双方同意，重组自重组生效日起正式生效。

2.4　本协议双方在此同意并确认，将按重组文件的有关规定实施重组，并就重组签署或促使重组企业、附属企业签署有关协议或文件及/或从事下列行为：

2.4.1 除本协议另有规定外，根据重组文件的规定，以其现状，合法、有效、完整地向股份公司转让及交付注入资产及/或权益；

2.4.2 就注入资产及/或权益，依法完成有关的政府审批和变更登记等手续；

2.4.3 就股份公司与发起人及或其存续企业之间的各类交易签订各项协议；以及

2.4.4 根据重组文件的规定，完成其他重组事项。

2.5　关于发起人注入资产及/或权益所涉权利义务之归属，本协议双方同意：

2.5.1 除非本协议另有约定，自重组生效日起，股份公司享有发起人注入资

产及/或权益项下的所有资产所有权、债权、权利和权益，承担注入资产及/或权益项下已经书面披露的负债、责任和义务以及相关业务；

2.5.2 除非本协议另有约定，注入资产及/或权益在相关期间如果实现盈利，因盈利或其他原因而增加的净资产归发起人所有；如果发生亏损，对因亏损或其他原因而减少的净资产，发起人应以现金方式补足；

2.5.3 股份公司对发起人根据重组文件的规定保留的其他资产、权利、权益、债务和义务（包括潜在的债务和义务）不承担任何义务或责任，并对其不享有任何权利；以及

2.5.4 发起人继续对其保留的资产、权利、权益、债务和义务（包括潜在的债务和义务）及有关义务承担全部责任。

2.6 双方同意，除本协议另有约定者外，自重组生效日起，双方应尽快并在重组完成日前办理完毕注入资产及/或权益的交割及权属变更手续，包括但不限于注入资产及/或权益的移交、完成工商变更登记、资产过户手续等。

2.7 双方同意，模拟财务报表中体现的模拟调整所指的相关土地及房产剥离的生效日为 2007 年 9 月 30 日。

第三条 发起人出资

3.1 关于发起人的出资总额，本协议双方同意：

3.1.1 发起人以其拥有的列于注入资产及/或权益清单（详见本协议附件三）的资产及/或权益作为出资投入股份公司；

3.1.2 发起人确认，其注入资产及/或权益已由资产评估机构对其进行估值，该评估值记载于资产评估报告，并经国务院国资委核准确认；

3.1.3 发起人向股份公司投入注入资产及/或权益的价值应与评估核准值相

等；以及

3.1.4 发起人注入资产及/或权益以及相关业务在相关期间发生的损益按照本协议第 2.5.2 相关规定处理。

3.2 本协议双方同意，发起人注入资产及/或权益的评估核准值人民币 949,874.43 万元依法按 84.22165865％的比例折为股份公司股本人民币 800,000 万元，股份 800,000 万股（每股面值人民币壹元），净值超过股本值的部分记为资本公积。

3.3 本协议双方同意，经股份公司创立大会作出相关决议后，股份公司向发起人发行每股面值为人民币壹元的普通股股份 800,000 万股，并将经发起人认购的股本人民币 800,000 万元，在公司登记机关登记为股份公司注册资本。

3.4 经过本协议 3.3 条所述发行后，股份公司股份总数为 800,000 万股（每股面值为人民币壹元），均由发起人持有，占股份公司总股本的 100%。

3.5 发起人确认，经过本协议 3.3 条所述发行后，股份公司已向发起人支付了注入资产及/或权益的全部对价，发起人于本协议项下已无任何权利、权力要求股份公司向其支付关于注入资产及/或权益的任何其他对价。

3.6 双方同意，发起人应于股份公司成立之前将其拟投入股份公司的货币资金汇入股份公司的专用验资帐户，并聘请具备合法资质的验资机构对出资进行验证并出具《验资报告》。

对于发起人拟投入股份公司的其他注入资产及/或权益，双方同意按本协议第 2.6 条的规定办理该等资产及/或权益的交割及权属变更手续，并力争在股份公司向证监会提交境内发行股票并上市申请前完成。在发起人向股份公司投入该等注入资产及/或权益后，股份公司将聘请具备合法资质的验资机构对该等注入资产及/或权益进行验证并出具《验资报告》。

3.7 双方同意，除本协议另有约定外，注入资产及/或权益以及相关业务应在基准日被明确界定和列示，并被视为在重组生效日已全部合法、有效地转移并交

付股份公司，而不论注入资产及/或权益以及相关业务在何时完成相关变更登记手续。

第四条　　声明与保证

4.1　发起人向股份公司作出附件一中所述及以下声明和保证：

4.1.1 发起人为根据中国法律成立并存续的企业法人，具有占有、使用、收益和处分注入资产及/或权益以及从事其营业执照或其章程所载的业务所需的权利和授权，并具有权利、权力及能力订立及履行本协议项下的所有义务和承担所有责任，且本协议一经签署将构成对其合法、有效的约束；

4.1.2 除非另有书面披露，本条所载列的各项声明、保证和承诺及本协议附件一中的保证在各方面均属真实、完整、准确并持续有效的，且在任何方面不含有误导成份；

4.1.3 除非另有书面披露及/或本协议另有规定外，发起人向股份公司注入资产及/或权益所需要的一切有关的批准、许可、授权、同意、确认、豁免、注册、登记等均已取得或完成，且该等批准、许可、授权、同意、确认、豁免、注册、登记等均为有效；

4.1.4 除已在模拟财务报表中披露的负债及在相关期间注入资产及/或权益正常经营所产生的负债之外，股份公司在重组生效日无其他负债（包括或有负债），且在相关期间注入资产及/或权益正常经营所产生的负债应按照本协议 2.5 的规定处理；

4.1.5 发起人及/或重组企业无任何严重违反中国法律或法规的并可能导致股份公司遭受重大经济损失的行为，包括但不限于无任何可能导致股份公司遭受重大经济损失的侵犯第三方的专利权、版权、专有技术、设计、商标、域名、商誉或其他受法律保护的知识产权的行为；

4.1.6 除非已在模拟财务报表中披露或另有书面披露，不存在针对发起人及/或重组企业（以原告、被告或其他身份）未决的或有威胁将进行的、与股份公司业务或资产有关并可能对股份公司业务经营、注入资产及或权益产生重大不利影响的诉讼、仲裁、索赔或其他法律程序；也不存在任何可能对股份公司业务经营、注入资产及或权益产生重大不利影响的索偿要求，或任何可能导致该索偿要求的事实；

4.1.7 在取得有关批准（如需要）及/或办理完毕相应变更登记手续后，发起人从国家行业主管部门获得的与股份公司从事的业务有关的所有经营许可证、执照、批准证书、证明书和授权书将适用于股份公司；发起人将不实施任何可能对该等许可证、执照、批准证书、证明书和授权书的合法性、有效性以及可续展性或股份公司依照中国法律和法规从事业务的能力产生不利影响的作为或者不作为。该等许可证、执照、批准证书、证明书和授权书的变更登记手续应自重组生效日起及时办理，并应在重组完成日前完成。

4.2 如果发起人违反上述及附件一所载任何声明和保证而令股份公司及/或附属企业蒙受任何损失，发起人同意按本协议第七条的规定并依股份公司及或附属企业的要求使其获得全面、充分、及时并有效的赔偿。

4.3 关于本协议 4.2 条所述赔偿，发起人同意，不应因股份公司或其任何代理人、专业顾问在任何时间可能已获悉有关注入资产及/或权益的资料（惟本协议、模拟财务报表或重组文件内所详细及清楚列明的资料除外），而引致其索偿款额减低；发起人亦不应以股份公司已经知道或应该知道或推定股份公司已知悉任何引起该项索偿发生的情况及有关资料（惟本协议、模拟财务报表或重组文件内所详细及清楚列明的资料除外），作为对有关索偿的抗辩理由。

4.4 在发起设立股份公司过程中，发起人向有关中介机构（包括但不限于证券承销机构、律师事务所、审计机构及评估机构）提供的有关资料在所有重大方面是真实、准确、完整并无误导成分的。

4.5 发起人同意，上述声明和保证的每一项均无损于上述声明和保证中的任何

其他条款；且本协议并没有任何规定可限制上述声明和保证的任何条款的范围或适用。

4.6 发起人同意，除非股份公司签署一份明确并获正式授权的书面豁免或解除文件而明确放弃相关权利，其他任何行为均不应影响股份公司就发起人任何违反该等声明、保证的行为而行使有关权利和采取补救措施，而任何权利或补救措施的单独或部分行使，不应排除任何进一步或其他权利或补救措施的行使。股份公司签署的任何书面豁免或解除文件，不构成股份公司放弃任何其他权利、权力或者补救行动。

4.7 发起人同意，在本协议及有关协议项下的所有安排已告完成后，上述声明和保证仍应继续完全有效。

4.8 发起人同意，上述声明和保证并不影响或损害有关协议项下列载的声明及保证，且有关协议项下列载的声明及保证仍将按有关协议的条款对发起人及/或存续企业有效。

第五条 重组实施

5.1 本次安排之重组实施，包括发起人于重组生效日前已经进行并完成的部分（阶段）重组。

5.2 在不影响发起人于本协议第四条保证的前提下，股份公司成立后，发起人与股份公司应密切合作，尽一切努力于重组完成日前完成所有于重组生效日尚未完成的重组事项、步骤及程序，使重组完成并完全有效。

5.3 本协议双方应采取一切必要措施以确保重组按本协议的规定全面实施、完整履行。本款所述“一切必要措施”包括但不限于：签订或促使他人签订任何文件，就重组申请和获得任何有关批准、同意、许可、授权、确认或豁免，使股份公司取得所有因经营其业务所需的或与注入资产及/或权益有关的许可、同

意、授权、确认或豁免，按有关程序办理一切有关注册、登记或备案手续等。

5.4　发起人承诺，在相关期间，发起人在其正常的经营活动中，已根据惯常的方式经营、管理、使用和维护注入资产及/或权益。

5.5　在不影响 4.1 条项下有关款项的前提下，在重组生效日后（含重组生效日当日）如发生与注入资产及/或权益有关的任何诉讼或仲裁，股份公司有权作为当事人参加此诉讼和仲裁，享有有关权利并承担有关义务。

5.6　除股份公司根据本协议明确承担的债务、责任外，其他的任何债务、责任（包括但不限于发起人未向股份公司披露的或有事项、或有负债，除非发起人证明已向股份公司披露且股份公司已确认单方承担责任）仍由发起人承担，由前述债务、责任而产生的诉讼判决、裁定或仲裁裁决责任和相关费用亦由发起人承担。

5.7 本协议双方同意注入资产及/或权益涉及第三方利益或需经第三方许可时做出如下安排：

5.7.1 如注入资产及/或权益项下的任何资产、权益或负债注入股份公司前必须事先取得任何第三方的授权、批准、同意、许可、确认或豁免，而该等手续在重组生效日之前（含重组生效日当日）未能完成的，则除双方应按上述 5.2 条规定采取行动外，还应采取如下措施：

5.7.1.1 发起人应代表股份公司并根据诚实信用的原则为股份公司最大利益，继续持有该等资产、权益和负债，直至该等资产、权益和负债可以按本协议的规定合法有效地、完全地注入股份公司；以及

5.7.1.2 若任何必须取得的第三方授权、批准、同意、许可、确认或豁免直至重组完成日仍未获取，则股份公司有权以书面形式作出决定，视该等注入资产及/或权益、业务未被重组注入，发起人收到股份公司的书面决定后须向股份公司补偿由此引致的一切费用、损失和责任，包括但不限于股份公司为获得相应代替资产、权益、业务需发生的一切费用和责任，本协议另有约定者除

外。

5.7.2 为便于重组的实施，自重组生效日起，应股份公司要求，发起人应继续为股份公司与第三方之间的业务往来提供协助，并促使股份公司与第三方建立良好的业务关系。

5.7.3 除本协议另有约定外，发起人不应为提供上述任何工作而要求股份公司支付任何费用或酬金。

5.8 发起人按照 5.7 款规定代表股份公司并为股份公司利益继续持有注入资产及/或权益期间，该等资产及/或权益所引起的或与之有关的一切权利、权益、盈利及一切责任、损失及索赔（不包括发起人未履行其在 5.7 条项下的义务而引起的责任、损失及索赔）由股份公司享有和承担。但因发起人自身的原因（包括但不限于任何过失、过错或违法行为）而引起的一切损失及索赔均由发起人承担。

5.9 在重组实施过程中，对于双方之间的资产、负债的划分如有任何不明确之处，应以资产评估报告及为编制资产评估报告而参考的其它文件所载明的具体资产负债划分为准。如有需要，亦可参考编制资产评估报告时使用的资产负债调整计算公式及其他有关工作文件。

5.10 发起人和股份公司相互承诺，如在重组生效日后收到应属于对方的任何应收款项，将于该款项收讫和确认后三十日内将其支付给对方。

5.11 本协议双方同意将注入资产及/或权益相关资料的移交做出如下安排：

5.11.1 发起人应将股份公司正常经营所需的或与注入资产及/或权益有关的业务记录、客户供应商记录、财务会计记录、营运记录、营运数据、营运统计资料、说明书、维护手册、培训手册以及有关技术记录，技术资料、技术数据、技术图纸、技术手册、技术书籍、研究与开发项目的资料及其他一切技术诀窍资料(无论是以文字书写的或保存于电脑、计算机内的或以任何其他方式保存的)移交给股份公司；

5.11.2 如果该等资料移交未能在重组生效日之前（含重组生效日当日）完成，除双方应采取一切必要措施以促使该等移交尽早（最迟不超过重组完成日）完成外，发起人应代表股份公司并为股份公司利益继续持有并遵循安全、保密的原则妥善保存该等资料直至该等资料合法地、完整地移交于股份公司。发起人持有并保存该等资料期间，股份公司可无偿使用该等资料且发起人应为股份公司的使用提供一切方便；以及

5.11.3 如果该等资料因其特殊性质（如不可分割）而无法移交给股份公司，双方同意由发起人妥善保存该等资料并将该等资料放置于方便之处，且发起人应因股份公司之要求允许股份公司随时免费查阅、复制或以任何其他方式使用。

5.12 发起人与股份公司将依据所签署的各类关联交易协议，以及发起人及/或存续企业与股份公司及/或附属企业间不时签订的关联交易具体协议，按照市场公允价值和条件，在股份公司成立后相互为对方提供房屋租赁、土地使用权租赁、产品和配套服务互供、技术合作、综合服务等项服务。

5.13 发起人同意在股份公司成立后协助股份公司取得（无论以申请或变更方式）所有因经营其业务所需的资质、许可证、同意、授权、确认及豁免，按有关程序办理一切有关注册、登记或备案手续。

5.14 本协议双方同意，就本协议中并未具体规定而为保障适当、全面实行重组及/或履行本协议规定而必须处理或解决的事项，采取真诚的态度协商，寻求一个公平及适当的安排，以解决有关事项，令本协议双方均感满意。

第六条　　税项

6.1 在不影响本协议第 7.1 条的前提下，发起人同意承担以下税项：

6.1.1 与拥有、管理、经营或运作注入资产及/或权益有关的、在重组生效日之前（不含重组生效日当日）产生的一切税项，无论该税项是在重组生效日当

天或在该日以前或以后征收或缴纳，但根据本协议第 2.5 条的规定应由股份公司承担的义务和责任（包括税项）除外；

6.1.2 一切与按重组文件、模拟财务报表和本协议的规定注入股份公司的资产及/或权益在重组生效日前（不含重组生效日）产生的、没有在模拟财务报表中计提的税项；

6.1.3 一切与按重组文件、模拟财务报表和本协议的规定保留在发起人处、不注入股份公司的资产、权益和负债及其相关业务有关的或因其而产生或发生的税项；以及

因注入资产及/或权益评估增值而产生的根据法律规定应由发起人承担的全部税项。6.2 除本协议 6.3 款另有规定者外，股份公司同意承担一切与持有、管理、经营或运营注入资产及/或权益有关的、在重组生效日以后所产生的一切税项。

6.3 除本协议另有规定外，一切因发起人按照重组文件、模拟财务报表和本协议的规定把注入资产及/或权益投入股份公司或与之相关而产生或发生的税项，由发起人、股份公司按照中国法律规定分别承担。

第七条 赔偿责任

7.1 发起人承诺，如股份公司因下列事项遭受损失，发起人应向股份公司进行完全、充分、及时和有效的赔偿：

7.1.1 上述第 6.1 条所述税项及与该等税项相关的一切检控、索偿、诉讼、仲裁、损失、赔偿、付款、成本、费用和开支（前述各项合称“索赔”，以下条款中“索赔”含义与此处相同）；

7.1.2 上述第 6.3 条中应由发起人承担的税项及与该等税项相关的一切索赔；

7.1.3 股份公司因注入资产及/或权益在 2006 年 12 月 31 日（含 2006 年 12 月 31 日当日）产生或引起的任何索赔，但在模拟财务报表中已为该开支估算进行计提（若有）者除外；

7.1.4 股份公司因发起人原因而招致的如下索赔：

7.1.4.1 在重组生效日当日或之后，发起人在根据本协议第 5.7 条的规定代表股份公司并以股份公司的利益为前提的情况下履行任何合同时，因发起人过失、过错或违法行为所产生或与此相关而发生的任何索赔；

7.1.4.2 在重组生效日之前、当日或之后，股份公司因发起人未按重组文件、模拟财务报表和本协议的规定将注入资产及/或权益注入股份公司及其他违反本协议任何条款（包括但不限于本协议第四条和附件一载明的发起人的声明和保证）而产生或与此相关而发生的任何索赔；

7.1.4.3 在重组生效日之前、当日或之后，股份公司因发起人根据重组文件、模拟财务报表和本协议的规定保留相关资产、权益和负债而产生或与之相关而遭受的任何索赔；以及

7.1.4.4 在重组生效日之前、当日或之后，股份公司因发起人将注入资产及/或权益注入股份公司的行为而产生的或与此相关而发生的任何索赔。

7.2 股份公司向发起人承诺赔偿因股份公司违反本协议任何条款而使发起人遭受损失而产生的合理索赔。

7.3 第 7.1 条和 7.2 条中提及的赔偿事项包括但不限于因解决任何索赔或执行该等索赔的判决、裁定或仲裁裁决而发生的或与此相关的一切付款、费用或开支。但是，因受偿方违反本协议而发生的或与此相关的一切诉讼、仲裁、索赔、付款、费用和开支则不包括在本条规定的补偿范围内。

7.4 任何一方提出任何赔偿要求，均应采用书面形式，并应对与该索赔有关的事实及状况作出合理详尽的描述。

第八条　持续有效

在重组安排已经完成后，本协议内列载的声明、保证、协定及赔偿应继续有效。

第九条　不竞争

发起人向股份公司承诺，将按照双方另行签订的《避免同业竞争协议》的约定，不从事与股份公司主营业务构成直接或间接竞争的业务、产品和服务，并同意赔偿违反该协议而致使股份公司遭受的损失和费用。

第十条　争议解决

如遇任何与本协议的解释或执行有关的争议，双方应努力进行友好协商或接受调解，以解决该等争议。倘若在任何争议发生后三十日内未能以上述方式解决该等争议，则双方应将争议提交北京仲裁委员会仲裁。仲裁裁决是终局的，对双方均有约束力。

第十一条　公告

除按中国法律、上海证交所、香港联交所或任何其他监管机构要求外，本协议任何一方在未获协议他方的事前书面同意前（有关同意不得被无理拒绝或无理延误），不得发表或准许任何人士发表任何与本协议有关的事宜或与本协议任何

附带事宜有关的公告。但因合法原因，有关文件已成为公开文件的除外。

第十二条　通知

12.1 任何在本协议下需要送达的通知必须以书面作出，并必须按本协议文首列载的地址或按协议一方不时向协议另一方书面指定的有关地址、电传、专用电报、电报或传真号码发送。

12.2 任何上述通知必须以专人送达或以邮递等方式发送。任何通知倘以专人送递，应在送达至本协议文首列明的地址并由对方签收视为收到；倘以邮递寄出，应于回执日期视为收到。

第十三条　完整协议

本协议为双方就本协议有关的所有事宜所达成的完整协议，应取代双方之间此前所有就与本协议有关事宜达成的协定(不论是口头或书面)或谅解或其项下条款，但协议或谅解中与本协议不冲突或本协议没有明确规定的除外。

第十四条　冲突

倘若重组的基准、规定或重组文件中的其他文件与本协议的任何条文之间出现明显矛盾，在中国法律允许的情况下，应依据本协议的规定解释重组文件中其他文件的条文。

第十五条　不得让与

未事先经本协议其他方书面同意，任何一方不得让与或声称让与其在本协议项下的任何权利、权益、责任或义务，本协议或中国法律另有规定的除外。

第十六条　可分割性

如本协议所载任何条文根据中国法律而失效、变为不合法或不能强制执行，不影响或损害本协议所载其余条文的有效性、合法性及可强制执行性。

第十七条　不放弃

除非中国法律另有规定，如任何一方不行使、未能行使、或延迟行使其在本协议项下或根据本协议而获赋予的任何权利、权力或补救行动，不构成该方放弃该等或任何其他权利、权力或补救行动。

第十八条　情势变更

如果由于中国法律的原因，导致本协议不能完全履行，双方将本着诚信、互利的原则，对本协议的修改和继续履行进行充分协商。

第十九条 不可抗力

19.1 不可抗力事件，应指本协议双方在签订本协议时无法预见、对其发生无法避免或对其后果无法克服而导致任何一方部分或完全地无法履行本协议任何条款的事件，包括地震、台风、洪水、火灾、战争及任何其他类似无法预见、无法避免或克服的情形，包括一般国际商业惯例公认为不可抗力的事件。

19.2 一旦发生不可抗力事件，履行本协议受阻碍的一方可在不可抗力事件存续期间内中止履行其在本协议的义务，而不得被视为违约，但受阻碍的一方应立即以书面形式通知其他方，并在发生不可抗力事件之日起十五日内根据中国法律向其他方提供该不可抗力事件发生及/或存续的有关证明文件，否则不应被视为存在不可抗力事件。

19.3 如发生不可抗力事件，本协议双方应立即进行协商谋求合理公正的解决，并应尽所有合理的努力以减少该等不可抗力事件对履行本协议所造成的不利影响。

第二十条 适用法律

本协议的订立和履行受中国法律管辖，并须按中国法律解释和执行。

第二十一条 附件

22.1 本协议附件构成本协议的组成部分，并与本协议具有同等法律效力。

22.2 本协议的附件的修订仅可经书面协议作出，并经双方法定代表人或其授权代表签字及加盖公章并须获得双方依据其组织文件而要求的各项批准。

第二十三条　　未尽事宜

本协议未尽事宜，由协议双方另行议定，并签订补充协议，补充协议与本协议不一致的，以补充协议为准。

第二十三条　　修订

本协议的修订必须由本协议双方以书面形式进行，并经本协议双方法定代表人（或授权代表）签字或盖章后生效。

第二十四条　　语言

本协议以中文书就。

第二十五条　　正本

本协议正本一式六份，签约双方各持一份，其余由股份公司保存，以供报有关政府主管部门之用。每份正本均具有同等法律效力。

第二十六条　　费用和开支

除非本协议中另有规定，双方应自行负担各自在本协议谈判、起草和履行过程中发生的费用和开支。

第二十七条　签署及生效

本协议经发起人法定代表人签字并加盖发起人公章和股份公司筹备委员会授权代表签字后成立，由股份公司创立大会通过之日起生效。

本协议由下列双方各授权其代表于二零零七年十一月五日订立，以昭信守。



中国铁道建筑总公司（公章）

法定代表人（签字）：

中国铁建股份有限公司（筹）

授权代表（签字）：

本协议由中国铁建股份有限公司成立后签章确认。



中国铁建股份有限公司（公章）

法定代表人（签字）：

二零零七年十一月五日

附件一　发起人的进一步声明和保证

发起人现就有关重组、股份公司成立效力、组织结构及注入资产及/或权益于重组生效日（在有关资产在重组生效日未完成财产权转移手续或未取得有关同意时，则为重组完成日）的状况，在此向股份公司作出如下声明、保证和承诺：

1.一般事项

1.1 重组协议及附件中所载资料均属真实、准确及完整，并无误导。

1.2 发起人签署及履行本协议，不会抵触或导致违反：

(1)发起人章程、营业执照或类似组织文件；

(2)发起人签署的任何涉及重组有效性、可执行性、重组资产等的重要合同，但发起人已获合同他方同意的除外；

(3)任何中国法律；

(4)对发起人或其拥有的任何资产有管辖权的任何法院、仲裁机构、政府部门或其他机关发出的任何判决、裁决或命令；或

(5) 其它任何对发起人有约束力的文件或发起人的承诺或保证。

2.股份

2.1 截至本协议签署日，除发起人在本协议项下的权利及/或已向股份公司书面披露者外，不存在任何第三方拥有股份公司的股份、对股份的购股权或优先认购权，且未设定亦不存在与股份公司股份相关的任何质押、留置、保证或其他

第三方权利。

2.2 截至本协议签署日，除发起人在本协议项下的权利及/或已向股份公司书面披露者外，无任何协议或其他安排需要或可能需要股份公司发行超越其现时已发行股份的额外股本权益，也不存在任何有权利或自称有权利取得任何第三方权利者就股份公司股份向发起人提出任何索偿要求。

3.注入资产及/或权益

根据本协议明确规定将由股份公司取得的注入资产及/或权益：

3.1 除本协议另有规定外，发起人投入股份公司的注入资产及/或权益所需的批准、许可、授权、同意、确认、豁免、注册、登记等均已取得或完成，且该等批准、许可、授权、同意、确认、豁免、注册、登记等均为有效。

3.2 除本协议另有规定者外，发起人向股份公司注入资产及/或权益为发起人合法实际拥有的财产及权益，发起人有权将其转让给股份公司。转让所需的一切法律手续，包括但不限于政府批准及/或第三者批准均已获得，且没有被撤销。

3.3 除本协议另有规定及已作出正式披露者外，注入资产及/或权益没有受任何留置、按揭、抵押、质押、租赁（包括但不限于融资租赁）、许可等权利负担或其他第三方权利所限制；没有受将会或可能会对注入资产及/或权益的价值或对股份公司处置（包括但不限于使用、转让、出售等方式）注入资产及/或权益的能力造成不良的后果的任何条件、指令、规则或其他限制所影响或存在其他任何不利的索偿，亦不存在可能带来或引致上述事件发生的任何协议、安排、承诺或争议。

3.4 在考虑到使用的年期及使用的性质后，发起人转移至股份公司的厂房、机器、工具及其他设备（包括各种车辆及输水、供暖、供汽管道）均在良好的维修状况及操作状态，并已经过并仍在定期及适当保养的过程中。

3.5 注入资产及/或权益待发起人依本协议移交后，将成为股份公司合法所有之

财产及权益，并由股份公司实际占有使用。

3.6 发起人应协助股份公司取得与注入资产及/或权益相关的文件，包括但不限于执照、批复及权属证明。

3.7 发起人注入股份公司的资产及/或权益足以使股份公司全面有效地从事与注入资产及/或权益相关的一切业务。并且，根据重组拟进入股份公司的所有职工足够使股份公司能继续以现行方式或其他合法方式有效地经营注入股份公司的一切业务。

3.8 土地

发起人承诺，就注入资产及/或权益中的土地拥有合法、完整的使用权，且除已向股份公司作出书面披露的之外，没有在该等土地使用权上设定抵押等权利限制或其他任何第三方权利限制。

3.8.1 发起人承诺，注入资产及/或权益中的土地均可以按设定的用途合法使用。

3.8.2 就注入资产及/或权益中发起人注入股份公司的尚待依法完善用地手续的土地使用权，发起人承诺：发起人将或者促使重组企业尽最大努力自重组生效日起三个月内向相关的土地管理部门申领土地使用权证书，该土地使用权证书应以相应的股份公司及/或附属企业为使用权人；发起人将承担办理上述事宜而发生的或与之有关的一切费用、开支、索赔，并赔偿股份公司因此而遭受的损失、索赔、支出和费用，但依法应缴纳的土地出让金及办理有关权证的合法费用由股份公司承担。

3.8.3 对于发起人、重组企业以外的第三方出租给股份公司及/或附属企业使用的土地使用权，发起人保证股份公司及/或附属企业可以无争议的使用该等土地。若该等土地使用权发生权属争议，发起人将负责解决由此发生的一切纠纷，承担由此导致的一切法律责任及由此发生的或与之相关的费用、税收、开支、索赔，确保股份公司及/或附属企业的正常生产经营不受影响，并对由此给股份

公司及/或附属企业造成的一切损失给予补偿。

3.9 房产

3.9.1 发起人承诺，就注入资产及/或权益中的房产拥有合法、完整的所有权或使用权，且在该等房产所有权上没有设置未披露的抵押等权利限制或其他任何第三方权利限制。

3.9.2 发起人承诺，注入资产及/或权益中的房产均为在其合法使用的土地上建筑，均符合国家法律、法规及政府批准的规划方案和用途，均可以按设定的用途合法使用。

3.9.3 就注入资产及/或权益中发起人注入股份公司的尚未取得权属证书的房产及于相关期间新增的房屋和在建工程，发起人承诺：发起人将或促使重组企业尽最大努力在自重组生效日起六个月内（对于发起人尚未办理房屋所有权证书、但具备有效房屋权属证明或在建项目许可证照的房产，应在有关权属证明有效期限内或在建项目完工后）向相关的房屋管理部门申请房屋所有权证，该房屋所有权证应以相应的股份公司及或附属属企业为所有权人；并由发起人承担办理上述事宜而发生的或与之有关的一切费用、开支、索赔，并赔偿股份公司及/或附属企业因此而遭受的损失、索赔、支出和费用。

3.9.4 就发起人及/或存续企业出租给股份公司及/或附属企业使用的未取得权属证书的房屋（如存在），发起人承诺其合法拥有前述房屋的所有权，股份公司及/或附属企业可以无争议的使用该等房屋。若该等房屋发生权属争议，发起人将负责解决由此发生的一切纠纷，承担由此导致的一切法律责任及由此发生的或与之相关的费用、开支、索赔，确保股份公司及/或附属企业的正常生产经营不受影响，并对由此给股份公司及/或附属企业造成的一切损失给予补偿。

3.9.5 就除发起人、重组企业外的第三方出租给股份公司及/或附属企业使用的未取得权属证书的房屋（如存在），发起人保证股份公司及/或附属企业可以无争议的使用该等房屋。若该等房屋发生权属争议，发起人将负责解决由此发生的一切纠纷，承担由此导致的一切法律责任及由此发生的或与之相关的费用、

开支、索赔，确保股份公司及/或附属企业的正常生产经营不受影响，并对由此给股份公司及/或附属企业造成的一切损失给予补偿。

3.10 发起人承诺，如任何人士以附件一第 3.8 和第 3.9 条所载内容不实为由向股份公司提出权利主张或索偿要求，发起人将采取合理步骤或行动维护股份公司的权利和权益，并补偿股份公司因此而遭受的一切损失。

3.11 无形资产与信息资料

3.11.1 发起人投入股份公司及/或附属企业的知识产权(包括但不限于著作权、专利权和商标权)、专有技术、商业秘密和商誉等无形资产均为：

3.11.1.1 有效存在并合法登记注册的（如需要）；

3.11.1.2 没有违反其他任何协议或侵犯任何第三方受法律保护的知识产权等权利；以及

3.11.1.3 除已正式披露的所涉诉讼、仲裁事项外，不存在影响该等知识产权所有权、使用权有效性的任何诉讼、仲裁、争议或其他法律程序。

3.11.2 除已经披露者外，发起人没有允许其他人使用该等无形资产或转让该等无形资产与其他人，且无任何侵害该等无形资产所有权、使用权完整有效性之任何情况。

3.11.5 除已经披露者外，发起人并未实施或参与任何可能限制投入股份公司之信息资料（包括但不限于业务记录、客户或供应商记录、财务及会计记录、营运记录、营运数据、营运统计资料、说明书、维护手册、培训手册，以及有关技术记录、技术资料、技术数据、技术图纸、技术手册、技术书籍、研究与开发项目的资料及其他一切技术诀窍）运用的行为，亦并未向任何第三方披露该等信息资料。

3.11.6 发起人及/或重组企业均无任何可能导致股份公司蒙受任何重大经济损失的侵犯任何第三方受法律保护的知识产权的行为；

3.12 在相关期间，发起人及/或重组企业在其正常的经营活动中，以正常的方式经营、管理、使用和维护注入资产及/或权益。

4.模拟财务报表

4.1 在假定股份公司自 2004 年 1 月 1 日以来有效存续的前提下，股份公司模拟财务报表（含附注）：

4.1.1 在各方面均完整及准确，并真实及公平地反映截至 2006 年 12 月 31 日止三个完整会计年度的每一年的经营成果，以及截至 2006 年 12 月 31 日止三个完整会计年度各年末的资产及负债。

4.1.2 乃根据中国《企业会计准则》编制而成；

4.1.3 已根据中国《企业会计准则》，就股份公司直至基准日止尚未清偿的所有负债及资本性承担（包括或然的、不能量化的或仍在争议中的负债）作出充足的准备或披露；

4.1.4 已根据包括在模拟财务报表附注中列载的原则，就股份公司将被评定的所有税项或就截至 2006 年 12 月 31 日止三个完整会计年度的各年可能需承担的所有税项作出预提；上述预提将足以缴付对股份公司已经评定的或将予评定的所有税项或直至(及包括)基准日止股份公司需要、可能或将会承担与盈利、收入、所得款项、转让、事件及交易有关的所有税项。

4.1.5 并未被任何未有披露的特殊或特别情况所影响；

4.1.6 在所有重大方面公允地反映截止基准日股份公司的资产、负债（包括或有负债）、所有者权益及盈利状况；

4.2 与模拟财务报表所披露的截至 2006 年 12 月 31 日的财务状况比较，于相关期间，股份公司的综合财务状况并无亦将不会有任何重大不利变化。

4.3 与模拟财务报表所披露的截至 2006 年 12 月 31 日的财务状况比较，于相关

期间，除正常生产经营者外，股份公司未发生任何重大债务（包括但不限于或然债务）。

4.4 对于在截至 2006 年 12 月 31 日的模拟财务报表中未作披露和说明的、但针对根据重组文件转让给股份公司的注入资产及/或权益可能存在的所有权利主张和责任，发起人将向股份公司承担赔偿责任。

4.5 截止基准日，股份公司的账目、账簿、分类账、财务及其他任何类型记录：

4.5.1 已遵照依法应适用的会计原则正式编制；

4.5.2 均已充分、适当及准确地纪录及完成；

4.5.3 并无任何重大谬误及偏差；及

4.5.4 真实及公平地反映与相关的所有交易以及财务、合约及贸易状况。

5.银行贷款及其他债务

5.1 发起人于 2007 年 1 月 16 日和 8 月 2 日发行两期短期融资券(总额 20 亿元)，该等短期融资券由股份公司承担兑付责任。如该等融资券持有人要求发起人承担兑付责任，则发起人在承担兑付责任后，可要求股份公司给予相应等额补偿，股份公司应于接到发起人通知之日起十五日内将发起人支付之款项偿还发起人。

除本条上款所述之短期融资券外，股份公司并无已到期未清还的债券，亦未同意设立或发行债券。

5.2 除已作出正式披露者外，股份公司未偿还或可取得的所有债券、承兑信贷、透支、借贷或其他财务融资（于本条称“融资”）：

5.2.1 均遵守有关该等融资的任何文件的任何规定；

5.2.2 并无采取实际行动或遭受威胁要提早偿还任何债务；

5.2.3 并无任何不利于继续获得任何该等融资，或可能导致任何该等融资的条款及条件有任何改变的情况出现；以及

5.2.4 重组或重组所包含的任何其他事宜结果均不会对该等融资造成不利影响，包括但不限于导致任何该等融资中断或于所定到期日之前提早到期或任何该等融资的现有担保中断。

6.合同与合同转移

6.1 发起人及或重组企业已对与注入资产及/或权益、业务有关的合同进行了审慎周详的查询，其详尽准确资料均已向股份公司及或附属企业进行了充分披露：

6.1.1 所有该等合同之交易和安排均在发起人及或重组企业经营业务范围内，且其顺利完成或履行不需要耗费不成比例或不寻常之人力、物力；

6.1.2 所有该等合同均属合法有效，没有被撤销或作废，亦不会由于重组、股份公司股票上市及订立本协议或任何其他情况而终止或受到不利影响；

6.1.3 除已向股份公司书面披露者外，截止本协议签署之日，不存在任何由于违反该等合同之约定而引起的针对股份公司或由股份公司承担的任何索偿和重大责任；在重组生效日后，亦不会发生任何因该等合同而可能引致的索偿或重大责任；

6.1.4 除已向股份公司书面披露者外，截止本协议签署之日，发起人未收到任何该等合同其他各方发出的有关该等合同的解除通知或以其他方式终止该等合同；以及

6.1.5 除已向股份公司书面披露者外，该等合同中约定履行之义务概无发生争议。

6.2 发起人及/或重组企业未签订任何非依公平原则订立的合同或接受其安排，其于本协议签署日期前三年期间的盈利或财务状况并未受任何非依公平原则订

立的合同或安排的重大影响，且股份公司经过审慎周详的查询后，并无发现股份公司的盈利或财务状况可能受任何非依公平原则订立的合同或安排所影响之任何情况。

6.3 与注入资产及/或权益、业务有关的合同中以发起人名义签订的重大合同需转移至股份公司，即该等重大合同主体一方应由发起人变更为股份公司，该等重大合同清单详见本协议附件五。发起人应采取有关行动，以促使该合同清单中列出的重大合同（“转让合同”　）其他方同意股份公司自重组生效日起代替发起人成为有关合同的其中一方，此等代替应通过有关转让合同中的其他方向发起人出具同意函的方式或该等合同各方认可的其他方式进行。

发起人保证在重组完成日前，完成该等合同主体一方由发起人变更为股份公司的工作，并承担办理上述事宜而发生的或与之有关的一切费用、开支、索赔。

6.4 在等待附件一 6.3 条所述同意函期间，就各转让合同的利益而言，发起人及或重组企业应完全地为股份公司的利益而自身或促使合同他方适当履行该等合同，并应促使股份公司获得合同他方许可，履行在转让合同的条款下规定原由发起人履行的所有义务，而股份公司亦应履行该等义务。

6.5 对于在重组生效日之后（含重组生效日当日），尚未取得附件一 6.3 条所述同意函的合同，股份公司有权自行决定是否先行履行该等合同。若股份公司已先行履行该等合同，则发起人应该根据股份公司的要求补偿股份公司由此发生的一切损失和费用。本协议另有约定者除外。

6.6 对于截至重组完成日尚未完成合同主体变更的转让合同，股份公司有权以发起人名义继续履行该等合同直至该等合同履行完毕或办理完毕合同主体变更手续，发起人同意该等合同项下的收入归股份公司所有，且发起人承诺赔偿股份公司因合同主体变更手续未完成而遭受的损失、索赔、支出和费用。如该等转让合同的其他方存在违约情形，发起人应协助股份公司向有关的违约方追究违约责任。本协议另有约定者除外。

6.7 在不限制附件一 6.3 条关于合同转移一般性原则的情况下，双方进一步约定，对于合同债务的转移（包括但不限于因贷款合同而产生之债务）：

6.7.1 相关债权人在股份公司成立后向股份公司主张的就该等债务在重组生效日前发生的除正常利息以外的罚息及其他费用由发起人承担，若股份公司因该等罚息及其他费用而遭受损失，发起人应向股份公司作出足额补偿；以及

6.7.2 除本协议另有约定者外，对于截至重组完成日尚未取得债权人同意函的转移债务，发起人同意在债权人向其主张债权时立即偿付，并及时通知股份公司，股份公司应于接到通知后三十日内偿付该笔款项给发起人。

6.8 第 6.3 条不应被解释为要求股份公司须承担在其成立日期前发生的任何事实或情况而引致的任何转让合同项下不构成注入资产及/或权益的一部分的任何责任。

7.业务经营

7.1 股份公司可根据中国法律及其章程的规定经营业务。

7.2 就现有的银行融资及其他融资渠道而言，股份公司有能力筹集充足营运资金，于重组生效日之后的十二个月内能够继续按现行的形式及目前的经营规划经营其业务，以及可以按照现行的条款和条件实行、进行及完成所有对于股份公司具有约束力而又未完成的订单、项目及合同责任；

7.3 于重组生效日，股份公司并无任何超越期限、超越经营范围、未经授权或无效的任何经营活动或与之相关的合同。

7.4 股份公司作为经营合同主体一方或经营活动执行一方的所有文件均已按要求妥善签署、盖章并由其保存。

7.5 发起人应协助股份公司最迟于向证监会提交境内发行股票并上市申请前取得（无论以申请或变更方式）一切持续有效的资质、许可、同意、授权、确认

及豁免，并按有关程序办理一切有关注册、登记或备案手续，以使其能合法、适当地在其现行经营业务的所有区域内经营其业务。

7.6 办理上条所述事宜而发生的或与之有关的一切费用、开支、索赔由发起人承担；且如因发起人未依本协议之约定办理完毕该等事宜而致股份公司遭受任何损失、索赔、支出和费用，亦应由发起人负责赔偿。

7.7 股份公司无违反该等资质、许可、同意、授权、确认及豁免的任何条款或条件，亦无任何足以影响该等资质、许可、同意、授权、确认及豁免之持续有效性和可续展性之因素。

7.8 除已向股份公司书面披露者外，发起人并无任何重大事项足以致使上条所述资质、许可、同意、授权、确认及豁免被终止或构成对其规定的违反。

7.9 除本协议另有规定及股份公司正常经营所需外，发起人或股份公司并无授权任何人士（无论以明示或默示方式）代表股份公司订立任何合同或作出任何承诺，亦未赋予任何人士任何其他代理权利或权力。

8.税项

模拟财务报表已对截止评估基准日的所有将向股份公司及或附属企业征收或应由股份公司及或附属企业缴付的税项在重大方面作出了计提。

8.1 所有应于重组生效日前由发起人填报由注入资产及/或权益产生或与之相关的税务申报表，已由发起人提交并在规定的时间内以适当的基准正确地填报；上述申报表并未(亦应不会)引起任何争议。就发起人所知或在其作出合理的查询后所应得悉，并无发生任何事件，可能引起上述争议，或可能引起任何税项索偿、或导致任何原应存在的税务减免或优惠的丧失。

8.2 发起人已在各方面遵守了适用其本身税项情况的所有有关中国法律。

8.3 发起人在重组生效日之前使用注入资产及/或权益而涉及的应向政府有关部

门缴纳的各项政府财政性收费，发起人均已依法足额缴纳。如有欠缴的情形，发起人应负责及时足额补缴。如有因此给股份公司造成损害的情形，发起人应给予对股份公司及时及足额的补偿。

8.4 所有涉及发起人应纳税项及为了进行年度评税的申报书，已根据任何法律、规例、法律条文适用的税收法律、法规及适当地及准时地呈交，且所有向税务机关呈交的账目均已遵守了税务机关的规定。

8.5 非正常非公平交易

8.5.1 除已向股份公司作出书面披露者外，发起人并未促使股份公司拥有、同意购买任何下述资产，同意接受任何下述服务或设备：该等资产、服务或设备的价格现时是或将会是高于其市值的，或并不是按公平的基准而确定的；

8.5.2 除已向股份公司作出书面披露者外，发起人并未促使股份公司出售或同意出售任何下述资产，或者提供或同意提供任何下述服务或设备：该等资产、服务或设备的价格现时是或将会是低于市值的，或并不是按公平的基准而确定的；

8.5.3 除已披露者外，发起人并未促使股份公司参与为了税务原因而进行的代替或偏离实际应付或应收款项的交易。

9.进一步保证

自重组生效日至重组完成日，股份公司及或附属企业以其日常及正常的方式继续持续经营。重组生效日后，发起人将不参与或干扰股份公司对于注入资产及/或权益的日常管理。发起人将仅作为股份公司的控股股东，按股份公司章程的规定行使权利并履行义务。

10.遵守法律

10.1 股份公司在经营的各方面，均符合中国法律及其他经营地的一切适用法律、法规及工作守则及其不时有效的组织文件，并无违反中国及其他经营地前述规范性文件或其法院判决而令其财政状况或业务前景遭受严重影响之情形。

10.2 股份公司有关行政人员、代理人及雇员在执行职务期间，并无可能导致股份公司遭受任何重大罚款、惩罚、诉讼或其他责任的触犯中国法律的行为。

11.重大诉讼、仲裁与或有事项

11.1 除已正式披露的重大诉讼、仲裁事项外，不存在针对发起人及/或重组企业（以原告、被告或其他身份）的，与股份公司业务或资产有关并可能对股份公司业务经营、注入资产及/或权益产生重大不利影响的未决重大诉讼、仲裁或其他任何类型的司法或行政法律程序，亦不存在任何可能对股份公司业务经营、注入资产及/或权益产生重大不利影响的索偿要求，或任何可能导致该索赔要求的事实。

11.2 注入资产及/或权益涉及的以发起人作为原告并且已经胜诉的诉讼，若股份公司及或其附属企业不能通过强制执行实现判决内容的，将由发起人就不能实现的全部或部分判决内容给予股份公司及或其附属企业充分、及时的补偿，补偿金额包括股份公司及或其附属企业因此所遭受的一切直接、间接损失。

11.3 除已正式作出披露的事项外，发起人及或重组企业并没有与中国或其他地方的税务或其他政府监管部门发生与股份公司业务或资产有关并可能对股份公司业务经营、注入资产及/或权益产生重大不利影响的任何争议，亦无任何情况可能引起该等争议。

11.4 除已正式作出披露的事项外，发起人及/或重组企业均无任何严重违法并可能导致股份公司蒙受任何重大经济损失的行为。

11.5 股份公司成立后，股份公司及或附属企业为发起人提供担保或其他权益被限制的情形，将自重组生效日起 60 日内予以解除。

11.6除已在资产评估报告中披露的以及在相关期间注入资产及/或权益于正常经营中产生的负债之外，股份公司及其附属企业无任何其他负债（包括或有负债）；

12.批复

本协议附件二所列载的重组批复为本协议、有关协议及其项下的重组安排所需的全部适用批复、许可或同意。该等批复、许可或同意在本协议生效之日均完整、全面并且有效，重组不会因未能获得任何批复、批准、同意或准许而遭受任何的不利影响。

13.公司重组的影响

13.1 除已正式作出披露的事项外，发起人经审慎周详的查询后认为并无资料显示，且未获悉有任何协议、安排及其他事项于重组或订立本协议后导致，或因重组或本协议包含的任何其他事项而导致：

13.1.1 股份公司的重要客户和供应商停止或有权停止或可能大幅减少目前与股份公司业务往来；

13.1.2 股份公司会失去所享有的重要权利或优惠所带来的利益(包括但不限于原享有的所得税优惠政策)；

13.1.3 股份公司的任何高级管理人员将会离任。

13.2 本协议及任何已签署生效文件的条款与重组所包含的事宜：

13.2.1 不会与下列文件、事项相冲突：

13.2.1.1 以股份公司为其中一方的任何协议或契据的任何条款、条件或规定；

13.2.1.2 适用于股份公司的章程；

13.2.1.3 适用于股份公司的法律、法规或命令的任何规定；

13.2.1.4 对股份公司的资产具有约束力或管制力的任何种类及形式的任何债权、租借、合约命令、裁决、裁处、禁制令、法例；以及

13.2.1.5 其他任何限制或责任。

13.2.2 不会导致违约或构成不履行义务；

13.2.3 不会免除任何人对股份公司的任何义务；

13.2.4 不会终止股份公司可享有的任何权利或利益；

13.2.5 不会授权任何人决定任何同类义务或股份公司享有的任何权利或利益，或根据与股份公司订立的或有关的协议行使任何权利；

13.2.3 不会导致对股份公司的任何资产设定、强加、预期将构成或行使任何形式的债权；以及

13.2.4 不会导致股份公司任何现有或日后债务于指定到期日前提早到期并须偿还或可能被声称到期而须偿还。

14.环境保护

14.1 股份公司遵守所有适用的中国国家及其他地方有关环境保护的法律及法规。

14.2 截止重组生效日，注入股份公司的资产及/或权益以及相关业务无涉及或受到任何关于环境保护方面之重大民事、刑事或行政方面的索偿、调查、投诉或诉讼的威胁，亦无任何情况可能引致该等索偿、调查、投诉或诉讼。

15.保险

15.1 发起人已按行业惯例为部分注入资产向保险公司办理了财产保险，该等保

单均全面、有效，并且至重组生效日的保费均已付清，并未曾收到任何关于取消或终止任何该等保单的通知。

15.2 发起人并没有因任何行为或不采取任何行为而导致任何保险无效或可能成为无效。

15.3 发起人自重组生效日起（含当日），应被视为享有与发起人注入资产相关的，所有在发起人名下的正在履行中的保险单项下的权利和权益。发起人承诺，将协助股份公司，自股份公司成立之日起的六个月内，将该等保险单变更至股份公司名下；如因发起人的原因，导致股份公司因上述保险单未更名而蒙受任何损失，包括与之相关的索赔、诉讼、仲裁、损失、赔偿、付款、成本、费用和开支，发起人将向股份公司作出赔偿。

16.资料

发起人已向股份公司及为进行本协议所述重组而聘用的专业顾问提供了与本协议所述重组、重组业务及注入资产及/或权益的一切相关资料，该等资料在所有重大方面均是真实、准确和完整的。

17.员工安置及社会保障

17.1 发起人应根据股份公司业务需要，同意并及时安排符合岗位要求的人员进入股份公司。

17.2 发起人须促使每名因股份公司业务需要而进入股份公司的员工（“转职员工”）妥善办理相关离职手续，并与股份公司订立或变更劳动合同。

17.3 股份公司自与转职员工签订的劳动合同生效之日起，享有用工单位的所有权利、承担用工单位的所有义务，股份公司无须就转职员工在此之前任何服务期间的服务承担任何责任；发起人应就转职员工转入股份公司前与发起人发生

的劳动纠纷而给股份公司带来的任何损失承担责任并作出相应补偿，并及时、积极处理可能发生的纠纷。

17.4 股份公司及或附属企业应根据中国法律规定和劳动合同的约定向员工支付薪金、酬金、奖金及其他法定福利；除此以外，除非按照公司章程的规定，经过相关程序获得批准，股份公司及或附属企业无支付其他款项予其员工的安排。

17.5 股份公司及其员工并无牵涉任何可能使股份公司受到重大不利影响的劳动纠纷。

17.6 发起人内退人员全部进入股份公司，股份公司及其附属企业的内退人员由股份公司及其附属企业自行负担其生活费、法定社会保险及其他法定福利。

17.7 发起人除转职员工及内退人员外的其他人员均不转入股份公司，由发起人、发起人设立的资产管理机构或存续企业负担该等人员的所有费用。

17.8 发起人离退休人员原享有的政府规定的社会保险统筹外福利等继续由发起人负担，股份公司对此不承担任何责任。

17.9 自 2007 年 1 月 1 日起，股份公司及其附属企业的离退休人员统筹外费用统一由发起人承担，股份公司对此不再承担责任。

17.10 自重组生效日起，股份公司及附属企业的全体员工均不再享受原住房福利，按国家有关规定参加住房公积金计划；股份公司及附属企业按照法律规定为其员工缴纳住房公积金。

18.优惠待遇：

发起人作为股份公司的大股东应积极申请国家对于股份公司所从事行业的各项优惠政策，并保证将相关政策落实到股份公司。

附件二 重组批复

1、 国务院国资委国资改革[2007]878 号《关于中国铁道建筑总公司整体重组并境内外上市的批复》

2、国土资源部国土资函[2007]674 号《关于核准中国铁道建筑总公司重组改制土地资产处置总体方案的批复》

3、国土资源部国土资函[2007]779号《关于中国铁道建筑总公司重组改制土地资产处置的复函》

4、国务院国资委国资产权[2007]1208 号《关于对中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目资产评估结果予以核准的批复》

5、国务院国资委国资产权[2007]1216 号《关于中国铁建股份有限公司国有股权管理有关问题的批复》

6、国务院国资委国资改革[2007]1218 号《关于设立中国铁建股份有限公司的批复》

国务院国有资产监督管理委员会

国资改革〔2007〕878 号

关于中国铁道建筑总公司整体重组并境内外上市的批复

中国铁道建筑总公司：

我委《关于中国铁道建筑总公司整体重组并境内外上市的请示》(国资发改革〔2007〕120 号)已报经国务院同意，现就你公司整体重组并境内外上市有关事项批复如下：

一、原则同意你公司整体重组并境内外上市的方案。具体操作时，应按照先发行 A 股，待 A 股上市后再择机发行 H 股的步骤安排。公司将来发行 H 股募集的资金应直接用于境外业务，不在国内结汇。

二、同意你公司为国家授权投资的机构。

三、同意你公司独家发起设立股份有限公司。

四、同意设立的股份有限公司名称中冠以“中国”字样，名称为中国铁建股份有限公司(以下简称股份公司)。

五、同意股份公司设立未满 3 年即可申请在境内发行股票并

上市。

六、对因重组改制并上市发生的税负问题，按照不因改制增加企业税负的原则办理。请报有关部门办理具体税收优惠事项。

七、涉及国有产权划转及协议转让等事项，应严格履行相应的报批程序，并按规定做好资产评估、核准及产权登记等工作。

八、请你公司认真落实国务院领导同志批示精神，按照有关法律法规的要求，精心组织，积极推进，切实做好企业稳定工作，确保重组上市工作成功。



二〇〇七年八月十七日

主题词：经济管理　企业　重组　上市　批复

委内抄送：产权局、分配局、企干二局，有关监事会。

国资委办公厅　　2007年8月17日印发

录入：高翔　　校对：李军

中华人民共和国国土资源部

国土资函〔2007〕674号

关于核准中国铁道建筑总公司重组改制土地资产处置总体方案的批复

中国铁道建筑总公司：

你公司《关于请核准中国铁道建筑总公司重组改制涉及的土地资产处置总体方案的函》（中铁建股改函〔2007〕290号）等有关材料收悉。经审核，现批复如下：

一、鉴于你公司为国务院批准的国家授权投资机构，整体重组并境内外上市方案已经国务院同意，重组改制涉及你公司全资子公司使用的生产性原划拨土地使用权，可采用国家作价出资方式处置。

二、你公司应委托具有土地估价资质的土地或不动产评估机构进行土地评估，土地估价结果要报当地市、县国土资源管理部门初审。具体土地资产处置方案应按规定报我部审批，土地估价报告同时备案。

三、你公司要及时与地方国土资源管理部门加强联系，地方国土资源管理部门应加强组织协调，切实做好土地权属审查和土地估价结果初审工作。



二〇〇七年八月三十一日

中华人民共和国国土资源部

国土资函〔2007〕779号

关于中国铁道建筑总公司重组改制土地资产处置的复函

中国铁道建筑总公司：

《关于中国铁道建筑总公司重组改制涉及的土地估价报告备案与土地资产处置方案审批的请示》（中铁建股改〔2007〕168号）及有关材料收悉。经审核，现函复如下：

一、你公司因重组改制并境内外上市的需要，委托北京华源土地评估中心有限责任公司对所涉及的土地使用权进行了评估。估价基准日为2006年12月31日。土地估价汇总报告已报我部备案，报告编号为“华源〔2007〕（估）字第103号”。

二、本次重组改制涉及国有划拨土地428宗，总面积10593452.3263平方米，评估总地价424619.81万元（详见附件），其中拟以国家作价出资方式处置的349宗，总面积9851262.567平方米，评估总地价332910.06万元，拟办理出让手续的79宗，总面积742189.7593平方米，评估总地价91709.75万元。

三、同意将上述349宗原国有划拨土地使用权按原用途以国家作价出资方式投入拟成立的中国铁建股份有限公司，根据当地

地价水平和土地出让金标准，135236.42万元用于转增国家资本金，由中国铁道建筑总公司代表国家行使出资人权利。

你公司及有关用地单位应持本处置批准文件、作价出资土地转增国家资本金批准文件以及办理土地登记要求的其他材料，按规定办理变更土地登记。

四、你公司应在本复函下发后三个月内，将以下材料报我部备案：1.中国铁道建筑总公司对本次作价出资土地转增国家资本金的批准文件；2.中国铁建股份有限公司对上述土地的具体配置情况。

附件：1.土地估价结果一览表（划拨）

2.土地估价结果一览表（补办出让）



二〇〇七年十月十七日

国务院国有资产监督管理委员会

国资产权〔2007〕1208 号

关于对中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目资产评估结果予以核准的批复

中国铁道建筑总公司：

你公司《关于独家发起设立中国铁建股份有限公司资产评估结果核准的请示》（中国铁建股改〔2007〕168 号）及中发国际资产评估有限公司出具的《中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目资产评估报告书》（中发评报字〔2007〕第 148 号）收悉。根据《企业国有资产监督管理暂行条例》（国务院令第 378 号）、《企业国有资产评估管理暂行办法》（国资委令第 12 号）和《关于加强企业国有资产评估管理工作有关问题的通知》（国资发产权〔2006〕274 号）的规定，经审核并组织专家评审，现批复如下：

一、中国铁道建筑总公司独家发起设立中国铁建股份有限公司项目经济行为已经国务院批准（国务院收文办〔2007〕1722 号）。

二、承担本项目评估工作的中发国际资产评估有限公司具有

主题词:经济管理　企业　资产　评估　批复

抄送:发展改革委、财政部、商务部、工商总局、证监会。

委内抄送:考核局、评价局、改革局、监事会局,有关监事会。

国资委办公厅　　　　　　　　　　　　2007 年 11 月 1 日印发

录入:高翔　　　　　　　　　　　　　　　　　　　　　校对:马锋

国务院国有资产监督管理委员会

国资产权〔2007〕1216 号

关于中国铁建股份有限公司国有股权管理有关问题的批复

中国铁道建筑总公司：

你公司《关于中国铁建股份有限公司（筹）国有股权管理方案的请示》（中铁建财〔2007〕196 号）收悉。经研究，现就有关问题批复如下：

一、同意你公司独家发起设立中国铁建股份有限公司（以下简称股份公司）。

二、你公司投入股份公司资产（详见附件）的资产评估项目已经我委以国资产权〔2007〕1208 号文件核准。根据中发国际资产评估有限公司出具的资产评估报告，评估后的净资产为 949874.43 万元。同意将评估后的净资产按 84.22165865％比例折为股本，计 800000 万股，由你公司（为国有股东，加注“SS”）持有。未折入股本的 149874.43 万元计入股份公司的资本公积。

三、股份公司成立后，请国有股股东按照《股份有限公司国有

主题词:经济管理　公司　股权　批复

抄送:证监会,中国铁建股份有限公司。

委内抄送:有关监事会。

国资委办公厅　　2007年11月2日印发

录入:高翔　　校对:陶瑞芝

国务院国有资产监督管理委员会

特急

国资改革〔2007〕1218号

关于设立中国铁建股份有限公司的批复

中国铁道建筑总公司：

你公司《关于设立中国铁建股份有限公司的请示》（中铁建股改〔2007〕198号）收悉。经研究，现批复如下：

一、同意你公司作为发起人，以发起方式设立中国铁建股份有限公司（以下简称股份公司）。

二、股份公司总股本800,000万股（每股面值1元）。发起人投入股份公司的资产为1,471,860.73万元，负债为521,968.30万元，净资产折为股本800,000万股，全部由你公司持有。

三、原则同意《中国铁建股份有限公司章程》，请及时召开股份公司创立大会，办理工商登记手续，并将董事会成员名单及创立大会决议报我委备案。

四、完成有关境外发行股票的准备工作后，涉及股份公司修改

公司章程、转为境外募集股份并上市的公司等有关事项，需报我委批准。



二〇〇七年十一月四日

主题词：公司　设立　批复

抄送：发展改革委、财政部、国土资源部、税务总局、工商总局、证监会。

委内抄送：产权局、企干二局，有关监事会。

国资委办公厅　　　　2007年11月5日印发

录入：孙奕　　　　校对：徐滨

附件三　注入资产及/或权益清单

重组中发起人向股份公司的注入资产及/或权益包括：

1、 发起人投入并记载于资产评估报告中的：货币资金、交易性金融资产、应收账款、应收股利、预付账款、其他应收款等流动资产，固定资产（包括机器设备和房屋等建筑物）和递延所得税资产等非流动资产及相关负债。

2、 发起人直接持有的下列企业或联合体的股权及或权益（发起人在基准日直接持股的部分企业在重组中变更由发起人下属其他企业持有，该等已变更持股主体的企业随其上级企业重组进入股份公司，故未单列）：

（1） 中国土木工程集团有限公司 100%的权益；

（2） 中铁十一局集团有限公司 100%的权益；

（3） 中铁十二局集团有限公司 100%的权益；

（4） 中铁十三局集团有限公司 100%的权益；

（5） 中铁十四局集团有限公司 100%的权益；

（6） 中铁十五局集团有限公司 100%的权益；

（7） 中铁十六局集团有限公司 100%的权益；

（8） 中铁十七局集团有限公司 100%的权益；

（9） 中铁十八局集团有限公司 100%的权益；

（10）中铁十九局集团有限公司 100%的权益；

（11）中铁二十局集团有限公司 100%的权益；

（12）中铁二十一局集团有限公司 100%的权益；

（13）中铁二十二局集团有限公司 100%的权益；

（14）中铁二十三局集团有限公司 100%的权益；

（15）中铁二十四局集团有限公司 100%的权益；

（16）中铁二十五局集团有限公司 100%的权益；

（17）中铁建设集团有限公司 100%的权益；

（18）中铁第一勘察设计院集团有限公司 100%的权益；

（19）铁道第四勘察设计院 100%的权益；

（20）铁道第五勘察设计院 100%的权益；

（21）上海铁路城市轨道交通设计研究院 100%的权益；

（22）中铁房地产开发有限公司 40%的权益；

（23）中铁物资集团有限公司 100%的权益；

（24）中铁建电气化局集团有限公司 100%的权益；

（25）昆明中铁大型养路机械集团有限公司 100%的权益；

（26）中铁轨道系统集团有限公司 51%的权益；

（27）北京铁城建设监理有限公司 80.02%的权益；

（28）四川中铁纳叙铁路有限责任公司 9.66%的权益；

（29）中土北亚国际投资发展有限公司 10%的权益；

（30）中国铁道建设（香港）有限公司 100%的权益；

（31）交通银行股份有限公司 0.13%的权益；

（32）国泰君安证券股份有限公司 0.21%的权益；

（33）北京铁道大厦有限责任公司 4.00%的权益；

（34）国泰君安投资管理股份有限责任公司 0.21%的权益；

（35）Chun Wo-Henryvicy-CRCC-Queensland Rail Joint Venture20%的权益；

（36）HK ACE-Joint Venture25%的权益；

（37）AMEC-Hong Kong Construction CC-202 Joint Venture15%的权益；

（38）Chun Wo-Henryvicy-CRCC Joint Venture25%的权益；

（39）CLPE-CRCC-HG-Joint Venture30%的权益。

3、发起人的一切与注入资产及/或权益有关的合同协议（包括对该等合同和协议的修改和补充）项下的权利及义务。

4 在依法可以转让的前提下，一切由发起人在其持有的或拥有的与业务资产的经营和负债有关的许可证、执照、批准证书、证明书、授权书和其他任何类似文件项下的全部权益。

5、 发起人拥有的与注入资产及/或权益有关的或其引起的对任何第三人的请求权、抵销权或其他任何类似的权利。

6、 发起人拥有的与注入资产及/或权益有关的人员。

7、 发起人的与拥有和经营注入资产及/或权益有关的业务记录、客户或供应商记录、财务及会计记录、营运记录、营运数据、营运统计资料、说明书、维护手册、培训手册，以及有关技术记录，技术资料、技术数据、技术图纸、技术手册、技术书籍、研究与开发项目的资料及其他一切技术诀窍（无论是以文字书写的或保存在电脑、计算机内的或以任何其他方式保存的）。

8、发起人和股份公司在成立日或之前书面同意视为自 2006 年 12 月 31 日起明确的注入股份公司的发起人的其他任何资产及/或权益。

附件四、存续企业名单

此部分企业中由总公司直接管理的有 5 家，纳入总公司资产管理机构管理的有 37 家，具体如下：

一、由总公司直接管理的存续企业：

序号	企业名称	所属上级公司	上级公司出资占公司注册资本比例
1	广东潮揭高速公路有限公司（BOT 项目公司）	总公司	90%
2	咸阳中铁路桥有限公司（BOT 项目公司）	总公司	55%
3	南京长江隧道有限公司（BOT 项目公司）	总公司	总公司联合体 80%
4	北京通达京承高速公路有限公司（BOT 项目公司）	总公司	70%
5	重庆铁发遂渝高速公路有限公司（BOT 项目公司）	总公司	80%

二、划入总公司资产管理机构管理的存续企业：

序号	企业名称	所属上级企业
1	中国铁道建筑（香港）有限公司	总公司
2	中国土木（香港）建筑有限公司	中国土木工程集团公司下属中国土木工程集团（香港）有限公司
3	达喜有限公司	中国土木工程集团公司中土工程（香港）有限公司
4	新发管理有限公司	达喜有限公司
5	中铁土力工程有限公司	中国铁道建筑（香港）有限公司
6	中铁投资（香港）有限公司	
7	中铁国际贸易有限公司	
8	亚通投资有限公司	中国铁道建筑（香港）有限公司下属中铁投资（香港）有限公司
9	湖北中铁工程有限公司	中铁物资集团有限公司
10	上海铁城工程实业公司	中铁物资集团华东公司
11	山东三力国际经济贸易公司	中铁十四局集团有限公司
12	山东铁松进口工程机械维修服务中心	山东三力国际贸易公司

13	昆明中铁西南物资公司	北京铁建工贸集团公司
14	新疆铁道勘察设计院有限公司	铁道第一勘察设计院
15	青海铁道工程勘察有限公司	
16	兰州鑫铁物业管理有限公司	
17	甘肃铁道综合工程勘察院有限公司	
18	甘肃地一铁道工程承包有限公司	
19	甘肃铁一院工程监理有限责任公司	
20	甘肃宏图文印有限公司	
21	甘肃格瑞生态技术有限责任公司	
22	甘肃环通工程试验检测有限公司	
23	西安铁一院工程咨询监理有限公司	
24	陕西铁道工程勘察有限公司	
25	西安百和物业管理有限公司	
26	中铁二十局同景医院	中铁二十局集团有限公司
27	武汉绿茵草坪工程有限公司	铁道第四勘察设计院

28	中铁十三局三公司职工医院	中铁十三局集团有限公司
29	中国铁道建筑总公司徐州机械总厂	中铁十四局集团有限公司
30	徐州铁城实业开发总公司	中铁十四局集团有限公司下属徐州机械总厂
31	中铁十九局职工中心医院	中铁十九局集团有限公司
32	中铁二十局集团有限公司乐山医院	中铁二十局集团有限公司
33	铁道第四勘察设计院幼儿园	铁道第四勘察设计院
34	铁道第四勘察设计院图文印制中心	
35	铁道第四勘察设计院保障服务中心	
36	铁道第四勘察设计院会议接待中心	
37	中铁二十二局集团有限公司四公司医院	中铁二十二局集团有限公司

注：上表第 14 至第 27 项所列之企业由总公司资产管理机构进行股权管理。

附件五　需办理转移予股份公司法律手续的合同清单

一、担保合同清单

序号	合同名称	合同编号	担保形式	主合同债权人	被担保方	担保金额（万元）	担保期限	担保责任摘要	是否已经承担担保责任
1	最高额保证合同	无	信用担保	中国建设银行太原河西支行	中铁十二局	100,000.00	2004.11.1-2007.11.1	授信担保	是
2	保证合同	KF2007-13	信用担保	中国建设银行长春市经济技术开发区支行	中铁十三局	5,000.00	2007.4.27-2008.4.26	流贷担保	是
3	保证合同	开2007第018号	同上	中国建设银行长春市经济技术开发区支行	中铁十三局	6,000.00	2007.6.4-2008.6.3	流贷担保	是
4	最高额保证合同	KF(2005)008	同上	中国建设银行长春市经济技术开发区支行	中铁十三局	6,000.00	2005年6月1日至2008年5月31日	流贷担保	是
5	保证合同	2005-124(保证)	同上	中国建设银行股份有限公司西藏自治区分	中铁十三局	6,000.00	2005年11月8日至2009年11	流贷担保	是

				行			月7日		
6	最高额保证合同	KF(2006)5	同上	中国建设银行长春市经济技术开发区支行	中铁十三局	21,700.00	（1）、7千万借款为2006年4月15日至 2009年4月14日 （2）、3700万元借款为2006年6月14日至2007年6月13日 (3)5000万元借款2006年9月30日至2009年9月29日 (4)3500万元借款为2007年4月29日至2008年4	流贷担保	是

							月 28 日		
7	最高额保证合同	2005 中银新公报字 01 号	同上	中国银行长春市新民大街支行	中铁十三局	100,000.00	2005 年 8 月 10 日至 2006 年 8 月 9 日	保函担保	是
8	最高额保证合同	2006-102(保)	同上	中国建行银行股份有限公司西藏自治区支行	中铁十三局	5,600.00	2006.07.18-2009.07.17	流贷担保	是
9	保证合同	35000321-2006 年靖字(保)0005 号	同上	中国工商银行股份有限公司哈尔滨靖宇支行	中铁十三局	125,000.00	2006.7.18-2024.7.17	哈尔滨远达绕城高速公路 BOT 项目	是
10	最高额保证合同	农银高保字(51901200600016057)	同上	中国农业银行九龙县支行	中铁十四局	59,800.00	2006.5.15-2021.5.14(3000 万) 2006-5-15 至 2022-5-14(29800 万)	五一桥项目贷款	是

11	保证合同	字 20050064	同上	中国银行股份有限公司济南分行	中铁十四局	18,000.00	2005.10.21-2009.10.18	太仓项目贷款担保	是
12	保证合同	无	同上	中国建设银行股份有限公司山东分行	中铁十四局	60,000.00	2006.8.29-2026.08.28	德国政府贷款6000万元欧元盾购	是
13	保证合同	(2007)进出银青奕信保字第115号		中国进出银行青岛分行	中铁十四局	10,000.00	2007.6.28-2010.6.27	流贷担保	
14	保证合同	(2007)进出银青奕信保字第116号		中国进出银行青岛分行	中铁十四局	30,000.00	2007.6.28-2010.6.27	流贷担保	
15	最高额保证合同	光郑东风支ZB2006012	同上	中国光大银行郑州东风支行	中铁十五局	5,000.00	2006.9.13-2007.9.13	授信贷款担保	是
16	保证合同	2007年洛工银老保字第02号	同上	中国工商银行股份有限公司洛阳老城支行	中铁十五局	5,000.00	2007.3.23-2008.3.20	流贷担保	是
17	保证合同	2006年洛工银老保字第07号	同上	中国工商银行股份有限公司洛阳老城支行	中铁十五局	2,500.00	2006.9.25-2007.9.24	流贷担保	是
18	保证合同	2006年洛工银老保字第08号	同上	中国工商银行股份有限公司洛阳老城支行	中铁十五局	2,500.00	2006.10.25-2007.10.24	流贷担保	是
19	最高额不可撤消担保书	2006年3705保字第009号	同上	招商银行股份有限公司郑州	中铁十五局	10,000.00	2006..11.01-2007.1	授信担保	是

				分行			1.01		
20	最高额不可撤消担保书	2006 年闵字第 21060501 号	同上	招商银行上海分行	中铁十五局	10,000.00	2006.6.9-2007.6.8	授信担保	是
21	最高额保证合同	ZB7601200728077201	同上	上海浦东发展银行郑州分行	中铁十五局	8,000.00	2007.6.9-2008.6.9	授信贷款担保	是
22	保证合同	(27052007)年(保)字(038)号	同上	民生银行股份有限公司青岛分行	中铁十五局	20,000.00	2007.6.26-2008.6.26	授信贷款担保	是
23	保证合同	110020705001A001	同上	兴业银行南京中央路支行	中铁十五局	50,000.00	2005.6.7-2009.12.31	贷款担保	是
24	保证合同	3201811002005020316	同上	国家开发银行江苏省分行	中铁十五局	30,000.00	2005.9.19-2010.1.8	南京内环东线投资项目贷款担保	是
25	保证合同	3201811002005020348	同上	国家开发银行江苏省分行	中铁十五局	40,000.00	2005.11.30-2010.01.08	南京内环东线投资项目贷款担保	是
26	保证合同	4130102007A100000600	同上	交通银行股份有限公司洛阳分行	中铁十五局	5,000.00	2007.2.7-2008.2.4	流贷担保	是
27	保证合同	4130102006A100001700	同上	交通银行股份有限公司洛阳分行	中铁十五局	5,000.00	2006.08.31-2009.08.30	贷款担保	是
2	保证合同	4130102006A100001	同上	交通银行股份	中铁十五局		2006.08.3	贷款担保	是

37	最高额保证合同	2007 年洛工银老保字 05 号	同上	中国工商银行股份有限公司洛阳老城支行	中铁十五局	10,000.00	2007.6.19-2008.6.19	授信贷款担保	是
38	保证合同		同上	民生银行股份有限公司青岛分行	中铁十五局	25,000.00	2007.6.26--2008.6.26	授信贷款担保	是
39	保证合同	2006 豫建银转贷字第 006 号	同上	建设银行股份有限公司洛阳分行	中铁十五局	5,056.00	2006.09-2026.09	德国政府贷款 505.6 万元欧元盾购	是
40	保证合同	(2006)豫建转贷字 005 号	同上	建设银行股份有限公司洛阳分行	中铁十五局	4,125.00	2006.12.4-	比利时政府贷款 412.5768 欧元	是
41	保证合同	2005 进出行(京信保)15090	同上	中国进出银行	中铁十八局	15,000.00	2006.02-2007.11	贷款担保	是
42	最高额保证合同	2006-001	同上	中国建设银行股份有限公司天津市河西支行	中铁十八局	285,000.00	2006.06-2007.6	授信担保	是
43	保证合同	(2007)年(民银西保)字(018)号	同上	民生银行股份有限公司西安分行	中铁二十局	20,000.00	2007.5.24-2008.5.23	贷款担保	是
44	最高额保证合同	20056210052005B100000000	同上	交通银行股份公司兰州分行	中铁二十一局	20,300.00	2005.7.18-2007.07.18	授信担保	是
45	最高额保证合同	20066213020068300000000	同上	交通银行股份公司兰州分行	中铁二十一局	7,000.00	2006.9.26-2008.09.	授信贷款担保	是

8		800		有限公司洛阳分行		5,000.00	1-2009.08.30		
29	保证合同	4130102006A100002500	同上	交通银行股份有限公司洛阳分行	中铁十五局	5,000.00	2006.11.27-2007.11.26	流贷担保	是
30	最高额保证合同	4130102005B100000600	同上	交通银行股份有限公司洛阳分行	中铁十五局	66,000.00	2005.8.8-	综合授信	是
31	最高额保证合同	4130102005B100000700	同上	交通银行股份有限公司洛阳分行	中铁十五局	66,000.00	2005.8.8-	综合授信	是
32	最高额保证合同	4130102006B100000800	同上	交通银行股份有限公司洛阳分行	中铁十五局	88,000.00	2006.8.31-2007.8.31	综合授信	是
33	最高额保证合同	4130102005B500000400	同上	交通银行股份有限公司洛阳分行	中铁十五局	22,000.00	2005.8.8-	综合授信	是
34	最高额保证合同	ZB7201200688052301	同上	上海浦东发展银行西安分行	中铁十五局	4,000.00	2006.12.14.2007.12.13	贷款担保	是
35	最高额保证合同	兴银豫授保字第2007074-1号	同上	兴业银行股份有限公司郑州分行	中铁十五局	8,000.00	2007.6.19-2008.6.18	贷款担保	是
36	最高额保证合同	深发沪闵行保字第20070423021	同上	深圳发展银行上海分行	中铁十五局	9,000.00	2007.4.28-2008.4.28	贷款担保	是

							26		
46	最高额保证合同	7871050116	同上	光大西安电子城支行	中铁二十一局	25,000.00	2005.09-28-2007-09-28	授信担保	是
47	最高额保证合同	2006XEB2-001	同上	建设银行兰州民主西路支行	中铁二十一局	90,000.00	2006-4-30-2007-4-29	授信担保	是
48	最高额保证合同	2006-001	同上	中国银行股份有限公司成都高新技术产业开发区支行	中铁二十三局	30,000.00	2006.03.16-2008.03.15	授信担保	是
49	最高额保证合同	03(07)综保-007-02	同上	中国光大银行成都分行	中铁二十三局	5,000.00	2007.5.9-2008.5.8	贷款担保	是
50	最高额不可撤消担保书	2006年保字第210612EZ号	同上	招商银行股份有限公司成都锦官支行	中铁二十三局	20,000.00	2006.11.30-2007.11.29	授信担保	是
51	最高额保证合同	兴银（额保)0610第052号	同上	兴业银行成都分行	中铁二十三局	5,000.00	2007.8.2-2008.8.1	贷款担保	是
52	最高额保证合同	2006最高额保证001号	同上	中国建设银行股份有限成都第八支行	中铁二十三局	30,000.00	2006.01.01-2007.12.31	授信担保	是
53	信贷表外业务最高保证合同	2006表外最高额001号	同上	中国建设银行股份有限公司成都第八支行	中铁二十三局	121,000.00	2006.01.01-2007.12.31	保函担保	是
5	最高额保证	2006字2007002	同上	中国民生银行	中铁二十三		2006.01.2	授信担保	是

54	合同			股份有限公司成都分行	局	50,000.00	4-2008.01.23		
55	最高额保证合同	成交银 2006 年最保字 120001 号	同上	交通银行股份有限公司成都分行	中铁二十三局	7,500.00	2006.12.31-2007.9.5	贷款担保	是
56	最高额保证合同	无	同上	中国建设银行股份有限公司上海市闸北支行	中铁二十四局	11,000.00	2006.04.19-2008.12.31	授信担保	是
57	信贷表外业务最高保证合同	无	同上	中国建设银行股份有限公司上海市闸北支行	中铁二十四局	52,000.00	2006.04.19-2008.12.31	保函担保	是
58	最高额保证合同	09061500001101	同上	中国工商银行股份有限公司上海市闸北支行	中铁二十四局	63,000.00	2006.05.08-2009.05.08	授信担保	是
59	短期贷款最高额保证合同	ZB9840200728002201	同上	上海浦东发展银行闸北支行	中铁二十四局	3,000.00	2006.4.27-2009.4.26	贷款担保	是
60	最高额保证合同	BH984006000032	同上	上海浦东发展银行闸北支行	中铁二十四局	47,000.00	2006.04.27-2009.04.26	保函担保	是
61	最高额保证合同	2004 穗建东最高保 003 号	同上	中国建设银行广州市东山支	中铁二十五局	50,000.00	2004.09.10-2009.09	授信担保	是

				行			.09		
62	最高额保证合同	2005集保字01	同上	中国建设银行股份有限公司	中铁二十五局	160,000.00	2005.12.05-2008.12.11	授信担保	是
63	最高额保证合同	2006保901	同上	中国工商银行股份有限公司广州市庙前直街支行	中铁二十五局	20,000.00	2005.12.30-2007.12.29	贷款担保	是
64	最高额保证合同	11601468	同上	交通银行股份有限公司公主坟支行	中铁物资集团	40,000.00	2006.11.13-2008.11.13	授信担保	是
65	保证合同	(2007)信银营保字第0175	同上	中信银行股份有限公司总行营业部	中铁物资集团	8,000.00	2006.6.23-2009.6.23	贷款担保	是
66	最高额保证合同	BJ天宁寺ZHBZ07006	同上	光大银行股份有限公司北京天宁寺支行	中铁物资集团	10,000.00	2007.6.20-2008.6.19	授信担保	是
67	最高额保证合同	722211060085	同上	中信银行沈阳分行	中铁物资集团	7,000.00	2006.09.13-2007.08.31	授信担保	是
68	保证合同	(06)中结集高保字第004号	同上	中国银行股份有限公司	中土公司	85,800.00	2006.09.01-2007.09.01	授信担保	是
69	最高额保证担保合同	深发京安额保字第20070608001	同上	深圳发展银行北京安华支行	第五设计院	4,934.00	2007.6.8-2008.6.8	授信担保	是

70	最高额保证合同	11601436	同上	交通银行股份有限公司公主坟支行	铁城监理公司	2,137.00	2006.11.6-2007.11.6	保函担保	是
71	最高额保证合同	2006 年护办字第 17 号	同上	中国工商银行股份有限公司昆明护国支行	昆明中铁大型养路机械集团有限公司	14,000.00	2006.06.29-2008.12.31	授信担保	是
72	最高额保证合同	2007 字第 0001 号	同上	中国工商银行股份有限公司昆明银通支行	昆明中铁大型养路机械集团有限公司	14,000.00	2006.06.29-2008.12.31	授信担保	是
73	保证合同	2006 年营销保字 0004 号	同上	中国工商银行股份有限公司泸州分行	四川纳叙铁路有限公司	5,040.00	2006.11.9-2008.10.07	项目贷款担保	是
74	保证合同	泸建行贷保证(2006)04 号	同上	中国建设银行股份有限公司泸州分行	四川纳叙铁路有限公司	6,720.00	2006.12.28-2026.12.28	项目贷款担保	是
75	最高额保证合同	2007 年清支<保>字第 0008 号	同上	中国工商银行股份有限公司株洲清水塘支行	中铁轨道系统集团公司	38,000.00	2006.7.23-2008.7.22	授信担保	是
76	最高额保证合同	200700301	同上	中国建设银行股份有限公司株洲铁道支行	中铁轨道系统集团公司	40,000.00	2006.7.23-2008.7.22	授信担保	是

二、贷款合同

贷款银行	贷款合同编号	金额	期限	起始日	到期日
北京银行永定路支行		10000	6 个月	2007. 4. 27	2007. 10. 27
北京银行永定路支行		50000	1 年	2007. 8. 24	2008. 8. 24
招商银行西三环支行		10000	6 个月	2007. 4. 29	2007. 10. 29
开发银行	1100403072005021558	20000	12 年	2005. 10. 31	2017. 10. 30
开发银行	1100403072005021558	20000	12 年	2005. 11. 28	2017. 11. 27
工商银行北京翠微路支行	2005 年江北翠微字第 0001 号	5000	28 个月	2006. 6. 28	2008. 10. 13
中信银行崇文支行		50000	1 年	2007. 4. 27	2007. 10. 27
中信银行股份有限公司总行营业部	（2007）信银营贷字第 0442 号				
光大银行天宁寺支行	BJ 天宁寺 ZHDK 0 7 0 0 2 0 0 1	20000	1 年	2007. 8. 24	2008. 8. 24
中国进出口银行	（2007）进出银（公司二信合）字第 17008 号	50000	31 个月	2007. 6. 5	2010. 1. 5
中国进出口银行	（2007）进出银（公司二信合）字第 17008 号	50000	30 个月	2007. 7. 24	2010. 1. 5
中国建设银行股份有限公司北京石景山支行	暂无				
中国银行股份有限公司	（07）中结集贷字第 006 号	USD5000000	1 年	2007 年 6 月 6 日	2008 年 6 月 6 日

合计		285000			

三、需转移的施工合同清单（截至 2007 年 9 月 20 日仍在履行）

1 鱼洞长江大桥 BT 合同（与重庆城市建设投资公司签订）；

2 上海地铁 2 号线西延伸线合同（与上海轨道交通长宁线发展有限公司签订）；

3 南京地铁 2 号线合同（与南京地下铁道有限责任公司签订）；

4 温州市瓯江大道工程项目辅线隧道合同（与温州市瓯江大道工程建设指挥部签订）；

5 湖北三峡库区滑坡防治合同（与湖北三峡库区防治指挥部签订）；

6 三峡库区湖北孜归上坝防治工程合同（与湖北三峡库区防治指挥部签订）；

7 三峡库区夷陵区朱家湾滑坡整治合同（与宜昌市夷陵地质灾害防治项目管理中心签订）。

8 罗源湾开发区南片工业区三通一平和江滨南大道工程及三金钢铁项目三通一平工程第一标段施工合同（与罗源湾开发区管理委员会签订）

四、需转移的境外合同

Agreement Number	Joint Venture				Articles of Agreement	Date of the Agreement
	Party 1	Party 2	Party 3	Party 4	Party	
CC-202	CHINA RAILWAY CONSTRUCTION CORPORATION (15%)	HONG KONG CONSTRUCTION (HOLDINGS) LIMITED (35%)	AMEC INTERNATIONAL CONSTRUCTION LIMITED (50%)		THE KOWLOON-CANTON RAILWAY CORPORATION	Articles of Agreement dated on Dec19,2000
CC-212;CC-213	CHINA RAILWAY CONSTRUCTION CORPORATION (25%)	HONG KONG CONSTRUCTION (HOLDINGS) LIMITED (30%)	AMEC INTERNATIONAL CONSTRUCTION LIMITED (25%)	CHINA EVERBRIGHT HOLDINGS COMPANY LIMITED (20%)	THE KOWLOON-CANTON RAILWAY CORPORATION	Articles of Agreement dated on October 5th,1999
582	CHINA RAILWAY CONSTRUCTION CORPORATION (30%)	CLP ENGINEERING LIMITED (40%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (30%)		MTR CORPORATION LIMITED	JV Agreement dated on September 18th, 2002

606A	CHINA RAILWAY CONSTRUCTION CORPORATION (30%)	CLP ENGINEERING LIMITED (40%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (20%)		MTR CORPORATION LIMITED	October 12th, 2006
KRS910	CHINA RAILWAY CONSTRUCTION CORPORATION (20%)	CHUN WO CONSTRUCTION AND ENGINEERING COMPANY LIMITED (45%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (20%)	QUEENSLAND RAIL (15%)	THE KOWLOON-CANTON RAILWAY CORPORATION	JV Agreement dated on October 6th, 2006
CC-1820	CHINA RAILWAY CONSTRUCTION CORPORATION	CHUN WO CONSTRUCTION AND ENGINEERING COMPANY LIMITED	HENRYVICY CONSTRUCTION COMPANY LIMITED	QUEENSLAND RAIL	THE KOWLOON-CANTON RAILWAY CORPORATION	3-Sep-99
CC-1850	CHINA RAILWAY CONSTRUCTION CORPORATION (25%)	CHUN WO CONSTRUCTION AND ENGINEERING COMPANY LIMITED (50%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (25%)		THE KOWLOON-CANTON RAILWAY CORPORATION	

CC-1860	CHINA RAILWAY CONSTRUCTION CORPORATION (20%)	CHUN WO CONSTRUCTION AND ENGINEERING COMPANY LIMITED (45%)	HENRYVICY CONSTRUCTION COMPANY LIMITED (20%)	QUEENSLAND RAIL (15%)	THE KOWLOON-CANTON RAILWAY CORPORATION	JV Agreement dated in July, 2003
阿尔及利亚东-西高速公路框架合作协议	CITIC.CRCC				Algeria State Bureau of Expressway	September,2006

土耳其伊斯坦布尔至安卡拉铁路改造项目	CRCC-中国机械进出口集团(有限）公司-CENGIZ-ICTAS				Turkey State Bureau of Railway (TCDD)	July11,2006

C6(b): a non-competition agreement between the Company and CRCCG dated 5 November 2007

Please see the English summary at the beginning of this Volume.



中国铁道建筑总公司

和

中国铁建股份有限公司

之

避免同业竞争协议

RECEIVED

二零零七年十一月五日

本避免同业竞争协议（以下简称“本协议”）由下列双方于 2007 年 11 月 5 日在北京市签订并生效：

甲方：中国铁道建筑总公司

乙方：中国铁建股份有限公司

鉴于：

1、甲方是依据《中华人民共和国全民所有制工业企业法》于一九九零年八月二十八日注册成立并有效存续的全民所有制企业，注册资本：人民币五十七亿八千零二十三万元，法定代表人：李国瑞，注册地址：北京市复兴路 40 号。

2、乙方是由甲方作为独家发起人，根据《中华人民共和国公司法》发起设立并拟在中华人民共和国（在本协议中意指中国大陆，不包括台湾地区、香港特别行政区和澳门特别行政区，以下简称“中国”）和香港特别行政区分别公开发行股票并上市。

3、作为独家发起人，甲方将其绝大部分主要资产与业务投入乙方，其保留业务主要包括：

i. 在下述五个保留 BOT 项目公司中的相关权益，以及管理 BOT 项目的能力，

a. 持有重庆铁发遂渝高速公路有限公司 80%的权益；

b. 持有南京长江隧道有限公司 80%的权益；

c. 持有北京通达京承高速公路有限公司 70%的权益；

d. 持有咸阳中铁路桥有限公司 55%的权益；

e. 持有广东潮揭高速公路有限公司 90%的权益；

ii. 持有五个勘察设计公司、两家建设监理服务公司以及一家建筑检测公司的少数权益，这些公司主要提供建筑分包辅助业务；

iii. 包括医院、幼儿园、印刷、物业管理及酒店等相关业务在内的辅助业务。

为避免甲方和乙方之间可能存在的同业竞争，本协议双方经充分协商一致，依据中国有关法律订立本协议如下。

1、 定义

除非上下文另有定义，下述措辞在本协议中应有下述含义：

双方	指甲方和乙方，本协议另有规定者除外；
任何一方	指甲方或乙方，本协议另有规定者除外；
甲方控制企业	指，除乙方及乙方控制企业外，由甲方直接控制或间接控制的其他企业；
乙方控制企业	指由乙方直接控制或间接控制的企业；
主营业务	指乙方及/或乙方控制企业主要从事或拟从事的业务，包括工程承包业务，勘察、设计及咨询业务，工业制造及房地产开发、资本和物流业务及其他相关的业务；

竞争业务	指甲方及其控制企业、参股企业现在或将来可能从事的与上述主营业务构成直接或间接竞争或可能构成直接或间接竞争的任何业务；
控制	就本协议而言，若一家公司（“第一家公司”）控制另一家公司（“第二家公司”），指（a）第二家公司为第一家公司的附属企业；（b）第一家公司持有或控制第二家公司 30%或以上的已发行股本或享有第二家公司 30%或以上股东会议投票权；（c）第一家公司有权控制第二家公司董事会之组成或以其他形式控制第二家公司董事会大部分成员；（d）（若第二家公司为合伙企业，）第一家公司为该合伙企业合伙人之一以及该合伙企业的附属企业也被视为受第一家公司控制；或（e）根据有关的上市规则、法规或其他法律，第二家公司被视为受第一家公司控制的公司（上述所指的公司包括公司、企业、单位或其他实体（无论是否具有法人资格））；
附属企业	指就本协议的任何一方而言，指由（1）其持有或控制 50%以上已发行的股本或享有 50%以上投票权；（2）享有 50%以上的税后利润；（3）其有权控制董事会之组成或以其他形式控制董事会大部分成员；或（4）根据适用的中国《企业会计准则》、《香港财务报告准则》或《国际财务报告准则》以附属公司身份在其经审计综合账目中获计及并被综合计算的任何其他公司、企业、单位或不论是否具有法人资格的其他实体，以及该其他公司、企业、单位或实体的附属企业；

保留业务	指甲方在乙方重组上市后保留的与乙方主营业务可能构成直接或间接竞争的业务，主要包括5个保留BOT项目、一些辅助业务：主要包括医院、幼儿园、印刷、接待中心、酒店等；及
五个保留BOT项目	指： （1）重庆铁发遂渝高速有限公司； （2）南京长江隧道有限公司； （3）北京通达京承高速公路有限公司； （4）咸阳中铁路桥有限公司；及 （5）广东潮揭高速公路有限公司。

2、 避免同业竞争之范围

2.1 本协议避免同业竞争范围包括乙方及乙方控制企业在中国境内和境外任何地域所从事的主营业务。乙方及乙方控制企业相关主营业务发生实质性变化时，乙方应在五个工作日内以书面方式通知甲方。

2.2 对本协议所定的避免同业竞争范围的任何变动，均须由双方另行达成的书面协议作出。

3、 甲方避免同业竞争之承诺

3.1 甲方确认其本身及甲方控制企业于本协议签订之时没有以任何形式从事或参与与主营业务构成直接或间接竞争关系的业务活动。甲方向乙方作出不可撤销的承诺及保证：于本协议签订时且在本协议之有效期内，

甲方及甲方控制企业将不会：

(1) 在中国境内及境外，单独或联合第三方，以任何形式（包括但不限于投资、并购、联营、合资、合作、承包或租赁经营、购买上市公司股票或参股）直接或间接从事或参与，或协助从事或参与任何与主营业务构成竞争或可能构成竞争的业务或活动，包括但不限于：

(a) 收购、投资、持有、开发、转让、出售或以其他方式买卖（不论直接或间接）与主营业务有关的投资；

(b) 从事主营业务推广，或在其中拥有任何权利或经济利益；

(c) 收购、持有、转让、出售或以其他方式买卖上文（a）或（b）段所载事项的任何选择权、权利或权益；或

(d) 收购、持有、转让、出售或以其他方式买卖（不论直接或间接）在上文（a）或（c）段所载事项中拥有权益的任何性质的公司、合营企业、法人团体或实体（不论已注册或未注册）的股份。

(2) 在中国境内和境外，以任何形式支持他人从事与主营业务构成竞争或可能构成竞争的业务或活动；及

(3) 以其他方式介入（不论直接或间接）任何与主营业务构成竞争或可能构成竞争的业务或活动。

3.2 上述第3.1条的规定不适用于：

3.2.1 甲方及甲方控制企业出于投资目的而购买、持有竞争业务的其他上市公司不超过5%以上的权益。

3.2.2 甲方向乙方转让3.1(1)(a)至(d)段所载事项中的投资权利或经济利益。

4、 竞争业务及业务机会之安排

4.1 甲方承诺，在本协议生效后，甲方及甲方控制企业将对在本协议生效前已签订拟履行及/或正在履行之竞争业务合同变更该等合同主体，该等合同将由乙方及/或乙方控制企业作为合同签约主体继续履行。甲方和乙方将于本协议生效后尽快依法完成该等合同主体的变更和该等合同权利和义务转让的相关手续，但根据该等合同既定的条款不得变更合同主体且经征求该等合同对方当事人后仍无权变更合同主体的该等合同权利和义务的除外。

4.2 对于保留业务，如甲方或甲方控制企业发现其与乙方及乙方控制企业从事的主营业务存在或有可能存在竞争的新业务机会，应立即书面通知乙方，甲方承诺向乙方提供一切必要资料，使乙方能够就是否把握该新商机作出有适当的决定。

4.3 甲方承诺于签订本协议后不再直接或间接从事任何新BOT项目的经营管理，亦不参与任何新BOT项目的竞投。

5、 选择权

就可能与乙方主营业务发生直接或间接相竞争的剥离业务，包括：

（1） 甲方五个保留BOT项目的BOT项目管理能力；及

（2） 甲方及其控制企业与乙方主营业务可能构成直接或间接竞争或可能竞争的保留业务的任何权益；

虽然五个保留BOT项目本身不与乙方主营业务发生直接或间接的实质性竞争，甲方承诺，在本协议有效期内，给予乙方选择权包括对五个保留BOT项目的项目公司股权有选择权，即在适用法律允许的前提下，乙方有权随时一次性或多次向甲方或其附属企业收购在上述业务中的任何股权、资产及其他权益。但如果第三方在同等条件下根据有关法律及公司章程具有并且将要行使法定的优先受让权，则前款规定将不适用。甲方同时承诺，尽最大努力行使除其控制企业外的参股企业依照本条的规定向乙方提供本条所述的选择权。

6、 优先受让权

6.1 甲方承诺，在本协议有效期内，如果甲方拟向第三方转让、出售、出租、许可使用或以其他方式转让或允许使用：

（1） 五个保留BOT项目；及

（2） 甲方及其控制企业与乙方主营业务构成直接或间接竞争或可能竞争的保留业务的任何权益，

甲方或甲方控制企业应事先书面向乙方发出有关书面通知（下称"出让

通知")。出让通知应附上甲方拟向第三方转让、出售、出租或许可使用的条件及乙方作出投资判断所需要的相关合理资料。乙方在收到甲方或甲方控制企业的上述通知后，乙方应决定是否愿意收购该业务或权益，并应在接到出让通知后 30 日内向甲方或甲方控制企业作出书面答复。甲方或甲方控制企业承诺在收到乙方上述答复之前，不得向第三方发出拟向其转让、出售、出租或许可其使用该业务或权益的任何出让通知。如果乙方拒绝收购该业务或在规定时间内未就出让通知答复甲方或甲方控制企业，则甲方或甲方控制企业可以按照出让通知所载的条件向第三方出让、出售、出租、许可使用该业务。

6.2 甲方承诺尽最大努力促使甲方控制企业依照本条的规定向乙方提供优先受让权。

7、 甲方的承诺

7.1 甲方向乙方承诺本着最终将其经营的竞争性业务通过授予乙方的优先业务机会转让权及/或优先受让权转让给予乙方的原则，避免其保留业务和其将来依照本协议第 4.2 条的约定可能获得的竞争性新业务与乙方形成同业竞争。

7.2 甲方在此无条件且不可撤销地向乙方作出下列声明、承诺及保证：

(1) 甲方为按中国法律注册成立并有效存续的国有独资公司，有权拥有其资产及经营现时经营及拟定经营的业务；

（2） 甲方拥有全部权利及能力订立本协议，并可按本协议履行其在本协议项下的所有义务及责任。本协议对甲方构成合法、有效和具约束力的文件；及

（3） 甲方不会由于订立本协议，按本协议履行甲方的义务或责任，而违反：

(a) 甲方须遵从的任何法律、法规或指令；或

(b) 任何对甲方有约束力的合同，而使乙方不能按本协议从甲方受让本协议项下由甲方拥有的资产及业务。

8、 同等责任

除本协议另有规定外，甲方根据本协议作出的保证和承诺均代表其本身及其全资、控股企业而作出。凡本协议提及甲方之处，除另有规定，均应包括甲方自身及其全资、控股企业。

9、 违约责任

任何一方违反本协议，应依法承担违约责任并赔偿另一方因此而遭受的一切实际损失、损害和开支。

10、 协议的补充与变更

10.1 本协议未尽事宜，由双方另行签订补充协议，补充协议与本协议具有同等法律效力。

10.2　对本协议的任何变更，均须以书面作出并经本协议双方签署方为有效。

11、　司法管辖与争议解决

11.1　本协议适用中国法律并应按其解释。

11.2　凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则在北京用汉语进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

12、　有效期

本协议经双方法定代表人或授权代表签字并加盖公章后，有效期追溯自乙方依法设立之日起，有效期至发生以下情形为止（以较早为准）：

12.1　甲方不再为乙方控股股东及/或实际控制人之日，即甲方及其任何全资、控股企业直接和/或间接（合并计算）持有乙方股份之和低于 30%或根据有关的上市规则、证券法规或其他法律，甲方不再被视为乙方控股股东；或

12.2　乙方股份终止在已上市地证券交易机构上市，但乙方的股票因任何原因暂时停止买卖除外。

13、　通知

13.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮件发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

（1） 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

（2） 以挂号邮件寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

（3） 以传真形式发出的通知应被视作于传真完毕的时间作出。

13.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

14、 其他

14.1 任何一方未经另一方事先书面同意，不得作出与本协议事项有关的任何公告，但根据中国法律或中国证券监督管理委员会、上海证券交易所、香港联合交易所有限公司、香港证券及期货事务监察委员会或任何其他相关的规定作出公告的除外。

14.2 双方同意按照中国有关法律的规定分别承担一切因签订和履行本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

14.3 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本

协议项下的权利和义务。

14.4 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

14.5 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

14.6 本协议中文正本一式六份，双方各执三份，具有同等法律效力。

（本页以下无正文）

（本页无正文，仅供以下各方于 2007 年 11 月 5 日在北京市签订《避免同业竞争协议》签字盖章之用）



甲方：中国铁道建筑总公司（印章）

法定代表人或授权代理人签字：

乙方：中国铁建股份有限公司（印章）

法定代表人或授权代理人签字：

I, the undersigned, do hereby certify that the foregoing document is a true and complete copy of the original.

Dated 26 Feb 2008

LAM NGAN LING
Solicitor
BAKER & McKENZIE
Hong Kong SAR



Dated 22 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

BAYTREE INVESTMENTS (MAURITIUS) PTE LTD

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause **Pages No.**

1. INVESTMENT 2
2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING ... 3
3. CLOSING 3
4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR 4
5. ACKNOWLEDGEMENTS AND WARRANTIES 6
6. ANNOUNCEMENTS AND CONFIDENTIALITY 11
7. UNDERTAKINGS 12
8. MISCELLANEOUS 12
9. VALID AND BINDING AGREEMENT 13
10. ALTERATION AND TERMINATION 13
11. NOTICES 13
12. COUNTERPARTS 14
13. ENTIRE AGREEMENT 14
14. GOVERNING LAW 14

THIS CORPORATE INVESTOR AGREEMENT is made on 22 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **BAYTREE INVESTMENTS (MAURITIUS) PTE LTD**, a company incorporated in Mauritius whose registered office is at Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius (the "**Investor**");

3. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

5. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

   (CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

   (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the

International Offering on the terms and conditions set out in this Agreement.

(C) The Investor is an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited ("Temasek").

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through another wholly-owned subsidiary of Temasek who is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "Investor Subsidiary"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators

and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than three JGCs, please confirm Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the

Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant

Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor or the Investor Subsidiary, as the case may be, will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to an Investor Subsidiary during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators;

(b) the Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that the Investor Subsidiary provide such written undertaking prior to any such transfer.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor, the Investor Subsidiary and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, to the extent that the Investor and Investor Subsidiary shall have actual operational and management control over their respective associates or their respective nominees form a majority on the board of directors of the associates.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being

the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(c) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(d) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(e) except as set forth in the Offering Circular, none of the Company, the Joint

Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(f) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken their own independent advice to the extent they considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(g) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(h) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(i) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(j) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition

of or in relation to any dealings in the Investor Shares;

(k) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(l) the Investor shall not, and shall procure that none of their associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, to the extent that the Investor shall have actual operational and management control over its associates or its nominees form a majority on the board of directors of the associates;

(m) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(n) the Investor or the Investor Subsidiary is not entitled to nominate or appoint any person to be a director of the Company;

(o) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(p) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(q) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(r) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration

requirements of the Securities Act;

(s) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(t) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor or the Investor Subsidiary, as the case may be, shall notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(u) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(v) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor warrants and represents that:

(a) the Investor has been duly incorporated and is validly existing under the laws of Mauritius;

(b) the Investor has the right, power, authority to (and have taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform their obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor and constitutes valid, legal and binding obligations of the Investor enforceable against the Investor and in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor will not violate any provision of the memorandum and articles of association of the Investor then in effect and any contracts, instrument, deed to which the Investor is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any

jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor in connection with its subscription for the Investor Shares;

(f) the Investor is acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither it nor its associates will subscribe for H Shares under the Hong Kong Public Offering, to the extent that the the Investor shall have actual operational and management control over its associates or its nominees form a majority on the board of directors of the associates;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act;

(l) the Investor is a wholly-owned subsidiary of Temasek.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and they agree to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 The Investor warrants that the description in relation to them to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the

Investor irrevocably consents to the mention and inclusion in the Public Documents of their name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7. UNDERTAKINGS

7.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8. MISCELLANEOUS

8.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

8.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or

discretions pursuant to this sub-clause notwithstanding any such delegation.

8.5 Time shall be of the essence of this Agreement.

8.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

9. VALID AND BINDING AGREEMENT

9.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10. ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest. For the avoidance of doubt, each party's further rights and obligations shall cease on termination of this agreement save as to rights and obligations accrued before such termination.

11. NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891
Fax: (65) 6828 2133
For the Attention: Ms Margaret Lui / Mr Warren Hua

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

11.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

12. COUNTERPARTS

12.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

13. ENTIRE AGREEMENT

13.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

The Investor hereby appoints Temasek Holdings (HK) Limited whose registered office is at Suite 1806, Two Pacific Place, 88 Queensway, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

14. GOVERNING LAW

14.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

14.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
BAYTREE INVESTMENTS (MAURITIUS) PTE LTD

by: ___________________________________
Name: Margaret Lui
Title: Managing Director

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________
Name: Mica Mak   Thomas Chiu
Title: Director   Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________

Name: Edmund Sim

Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR

by: ______________________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR

RECEIVED

Dated 22 February2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

BOKON INVESTMENT LIMITED

SHAU KEE FINANCIAL ENTERPRISES LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause **Pages No.**

1. INVESTMENT ... 2
2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING ... 3
3. CLOSING ... 3
4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR ... 4
5. ACKNOWLEDGEMENTS AND WARRANTIES ... 6
6. INVESTOR GUARANTEE ... 11
7. ANNOUNCEMENTS AND CONFIDENTIALITY ... 12
8. UNDERTAKINGS ... 13
9. MISCELLANEOUS ... 14
10. VALID AND BINDING AGREEMENT ... 14
11. ALTERATION AND TERMINATION ... 15
12. NOTICES ... 15
13. COUNTERPARTS ... 16
14. ENTIRE AGREEMENT ... 16
15. SERVICE OF PROCESS ... 16
16. GOVERNING LAW ... 16

THIS CORPORATE INVESTOR AGREEMENT is made on 22 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **BOKON INVESTMENT LIMITED**, a company incorporated in British Virgin Islands, whose registered office is at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **SHAU KEE FINANCIAL ENTERPRISES LIMITED**, a company incorporated in the British Virgin Islands whose registered office is at Pasea Estate, Road Town, Tortola, British Virgin Island (the "**Controlling Shareholder**");

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

   (CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares of nominal value of RMB1.00 each in the capital of the Company ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

   (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from

registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering as equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday, or other day on which commercial banks in Hong Kong are not generally open to the public in Hong Kong. Both the IPO

Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alios, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties thereto). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all, save as to any antecedent breach of this Agreement occurring before such date.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the transaction levy of 0.004% imposed by the Securities and Futures Commission, in each case calculated by reference to the aggregate IPO Price for all Investor Shares (collectively the "**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than 13 March 2008, being the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the

Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date unless the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two Hong Kong banking days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 The Delivery Date is currently expected to be not later than the Listing Date and the Company will, on or before the Delivery Date, issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the prospectus to be issued by the Company in Hong Kong in respect of the Global Offering) or otherwise acquiring sufficient number of H Shares from the secondary market to deliver the Investor Shares to the Investor.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) and the Controlling Shareholder jointly and severally covenant with and undertake to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, the Investor will not, and the Controlling Shareholder will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is

otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring any of the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is given to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary were itself subject to such terms and restrictions and to give the same acknowledgments, representations and warranties under this Agreement, and the Investor and the Controlling Shareholder hereby irrevocably undertake to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding any Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which shall also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor and the Controlling Shareholder agree that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital during the period of 24 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose

of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder jointly and severally agree, undertake, acknowledge and/or confirm (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be

provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of such part or parts of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) from the Company or the Joint Global Coordinators or persons acting on their behalf information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients, except in the case that (i) such

information is already in the Investor's possession or within the Investor's knowledge at the time of disclosure by the Company or the Joint Global Coordinators or persons acting on their behalf; or (ii) the Investor is compelled by the law or regulation or any regulatory authority having jurisdiction to disclose such information or any part or parts thereof;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates (as defined in the Listing Rules) shall, apply for or place an order through the bookbuilding process for any H Shares other than the Investors Shares in the Global Offering;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no

liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(v) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and that only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder jointly and severally warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of British Virgin Islands;

(b) each of the Controlling Shareholder, the Investor or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor and the Controlling Shareholder and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary and the Controlling Shareholder enforceable against the Investor and Investor Subsidiary and the Controlling Shareholder in accordance with its terms;

(d) the execution, delivery and/or performance of this Agreement by the Investor and Investor Subsidiary and the Controlling Shareholder will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary or the Controlling Shareholder then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary or the Controlling Shareholder (as the case may be) is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to making distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither the Investor nor its associates (as defined in the Listing Rules) will subscribe for H Shares under the Hong Kong Public Offering;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong;

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act; and

(l) the Investor is an indirect wholly-owned subsidiary of the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor and the Controlling Shareholder understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained

in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor and the Controlling Shareholder acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and the Investor and the Controlling Shareholder agree to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor or the Investor Subsidiary of all its obligations, agreements, acknowledgements, confirmations, undertakings and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished in any circumstance by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

6. INVESTOR AND CONTROLLING SHAREHOLDER GUARANTEE

6.1 To the extent that any of the Relevant Shares are held by the Investor Subsidiary, the Investor and the Controlling Shareholder jointly and severally and as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement;

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other

obligations under this Agreement; and

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or other default (for any cause other than any willful default, or fraud on the part of the Company or any of the Joint Global Coordinators as finally and judicially determined by a competent court of Hong Kong) by the Investor Subsidiary under this Agreement.

6.2 The Investor's and the Controlling Shareholder's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on demand any obligation of the Investor Subsidiary under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

6.3 If and whenever the Investor Subsidiary defaults for any reason whatsoever in the performance of any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor and the Controlling Shareholder jointly and severally shall upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor and the Controlling Shareholder.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company, the Controlling Shareholder and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection

by the public in accordance with the Companies Ordinance and the Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

7.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor and the Controlling Shareholder any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor and the Controlling Shareholder jointly and severally shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to them in such Public Documents are true, accurate and not misleading, and shall provide any comments to the Company and the Joint Global Coordinators promptly after receipt of such statements/ references in the Public Documents from the Joint Global Coordinators or the Company.

7.3 The Investor and the Controlling Shareholder jointly and severally warrant that the description (which shall be provided to the Investor and the Controlling Shareholder for review) in relation to them and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor and the Controlling Shareholder irrevocably consent to the mention and inclusion in the Public Documents of them and the Investor Subsidiary's name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor and the Controlling Shareholder jointly and severally undertake promptly to provide such further information and/or supporting documentation relating to them, their respective ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor, the Controlling Shareholder and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

8. UNDERTAKINGS

8.1 The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties relevant to the transactions contemplated hereunder, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

9. MISCELLANEOUS

9.1 The Joint Global Coordinators shall use its reasonable endeavours to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

9.2 Each party hereto shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

9.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

9.5 Time shall be of the essence of this Agreement.

9.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. VALID AND BINDING AGREEMENT

10.1 Each of the parties hereto confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

11. ALTERATION AND TERMINATION

11.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

11.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and none of the parties hereto shall be entitled to pursue any claims under this Agreement against the other parties (except for antecedent breaches), including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three Hong Kong banking days of such termination without interest.

12. NOTICES

12.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Facsimile: (852) 2805 0128
For the attention of: Mr. Sidney Lau

If to the Controlling Shareholder:
76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Facsimile: (852) 2805 0128
For the attention of: Mr. Sidney Lau

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

12.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

13. COUNTERPARTS

13.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

14. ENTIRE AGREEMENT

14.1 This Agreement supersedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

15. SERVICE OF PROCESS

15.1 The Investor hereby appoints Mr. Timon Liu of 72/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor. The Controlling Shareholder hereby appoints Mr. Timon Liu of 72/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (the "**Controlling Shareholder Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Controlling Shareholder Agent shall be deemed to be service on the Controlling Shareholder.

16. GOVERNING LAW

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

16.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
BOKON INVESTMENT LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
SHAU KEE FINANCIAL ENTERPRISES LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name:
Title:

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
BOKON INVESTMENT LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
SHAU KEE FINANCIAL ENTERPRISES LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________________
Name: Mica Mak　　Thomas Chin
Title: Director　　Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name:
Title:

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
BOKON INVESTMENT LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
SHAU KEE FINANCIAL ENTERPRISES LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR

by: ______________________________
Name: WILLIAM JE
Title: MANAGING DIRECTOR



RECEIVED

Dated 21 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CHINA LIFE INSURANCE COMPANY LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause | **Pages No.**

1. INVESTMENT ... 2
2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING ... 3
3. CLOSING ... 3
4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR ... 4
5. ACKNOWLEDGEMENTS AND WARRANTIES ... 6
6. COMPANY'S WARRANTIES ... 11
7. ANNOUNCEMENTS AND CONFIDENTIALITY ... 12
8. UNDERTAKINGS ... 13
9. MISCELLANEOUS ... 13
10. VALID AND BINDING AGREEMENT ... 14
11. ALTERATION AND TERMINATION ... 14
12. NOTICES ... 14
13. COUNTERPARTS ... 15
14. ENTIRE AGREEMENT ... 15
15. GOVERNING LAW ... 15

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **CHINA LIFE INSURANCE COMPANY LIMITED,** a company incorporated in the People's Republic of China ("**PRC**") whose registered office is at China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, PRC and whose principal place of business in Hong Kong is at 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong (the "**Investor**");

3. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

5. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

   (CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

   (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor is a company incorporated in the P.R.C. and whose H shares are listed on the Hong Kong Stock Exchange. The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators

and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBALOFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made by the issue and delivery of share certificates or at the option of the Investor, through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 The Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Listing Date is currently expected to be 13 March 2008. The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the

Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than 13 March 2008) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is not later than the Listing Date, the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, on the Listing Date. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor agrees it will itself and will use its best endeavours to procure its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Listing Rules) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the

economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may

have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall use its best endeavours to procure that none of its associates (as defined in the Listing Rules) shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, except where the Investor or its associate is acting as a nominee for its customer;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final Offering Circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) warrants and represents that:

(a) it has been duly incorporated and is validly existing under the laws of the PRC;

(b) it or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to making distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) it will not and will use its best endeavours to procure that none of its associates (as defined in the Listing Rules) will subscribe for H Shares under the Hong Kong Public Offering;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations,

warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Delivery Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. COMPANY'S WARRANTIES

6.1 The Company represents and warrants to the Investor as follows:

(a) each of the Investor Shares, when issued or sold, as the case may be, shall have been duly and validly authorised, fully paid and issued free from any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind of any other type of preference arrangement, including, without limitation, a title transfer or retention arrangement having similar effect;

(b) the Investor Shares shall rank *pari passu* with the H Shares then in issue and to be listed on the Main Board of the Hong Kong Stock Exchange and shall conform to the description of the H Shares contained in the prospectus;

(c) the Company has been duly incorporated and is validly existing under the laws of the PRC;

(d) the Company has full power, authority and capacity and has taken all actions required to enter into and perform its obligations under this Agreement;

(e) this Agreement has been duly authorised, executed and delivered by the Company and constitutes valid, legal and binding obligations of the Company enforceable against the Company in accordance with its terms.

6.2 The Company acknowledges that the Investor is entering into this Agreement in reliance upon each of the Company's representations and warranties in Clause 6.1. The Company undertakes to notify the Investor promptly in writing if any such representations and warranties ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date or the Delayed Delivery Date.

6.3 Each of the Company representations and warranties in Clause 6.1 shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and the Delayed Delivery Date.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators (such consent not to be unreasonably withheld or delayed) as to the principle, form and content of such disclosure.

7.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication provided that any amendments will first be shown to the Investor if any description of the Investor falls significantly outside the scope of Schedule 1. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

7.3 The Investor warrants that the description in relation to it as set out in Schedule 1 (or such other description as may have been reviewed by the Investor) and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its and the Investor Subsidiary's name and all or part of the description as set out in Schedule 1 (including such other

description as may have been reviewed by the Investor) may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

8. UNDERTAKINGS

8.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be reasonably required for the purposes of, or in connection with, this Agreement.

9. MISCELLANEOUS

9.1 The Joint Global Coordinators shall use its reasonable endeavours to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

9.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

9.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

9.5 Time shall be of the essence of this Agreement.

9.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. VALID AND BINDING AGREEMENT

10.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

11. ALTERATION AND TERMINATION

11.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

11.2 If the Delivery Date does not occur on or before 31 May 2008, this Agreement shall terminate with immediate effect. Each party's further rights and obligations cease immediately on termination but termination does not affect a party's accrued rights and obligations on or before termination. Upon termination, the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three Hong Kong banking days of such termination without interest.

12. NOTICES

12.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
23rd Floor, China Life Tower, No. 16 Chaowaidajie Avenue, Chaoyang District,

Facsimile: 8610 8525 2210
For the attention of: Zhang Yinghao

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

12.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

13. COUNTERPARTS

13.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

14. ENTIRE AGREEMENT

14.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

15. GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

Schedule 1

中国人寿是一家于 2003 年 6 月 30 日在中华人民共和国注册成立的公司。该公司于 2003 年 12 月在纽约证券交易所和香港联交所成功上市，并于 2007 年 1 月在上海证券交易所成功上市。中国人寿是国内最大人寿保俭公司之一。中国人寿拥有由保险营销员、直销人员及专业和兼业代理机构组成的中国最广泛的分销网络。中国人寿提供个人人寿保险、团体人寿保险、意外和健康保险等产品与服务。中国人寿是领先的个人和团体年金产品与人寿保险、意外和健康保险供货商，亦提供个人、团体意外保险和短期健康保单。中国人寿旗下控股的中国人寿资产管理有限公司，为中国最大的保险资产管理公司之一，并为中国最大的机构投资者之一。

China Life Insurance Company Limited ("**China Life Insurance**") is a company incorporated on June 30, 2003 in the People's Republic of China. The Company was successfully listed on the New York Stock Exchange and the Hong Kong Stock Exchange in December, 2003, and successfully listed on the Shanghai Stock Exchange in January 2007. China Life Insurance is one of the largest life insurance companies in China. China Life Insurance has an extensive distribution network in China, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. China Life Insurance's products and services include individual life insurance, group life insurance, accident and health insurance. China Life Insurance is a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance. China Life Insurance also provides both individual and group accident and short-term health insurance policies. As the holding company of China Life Insurance Assets Management Co., Ltd., China Life Insurance is one of the largest insurance asset management companies in China and also one of the largest institutional investors in China.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
CHINA LIFE INSURANCE COMPANY LIMITED

刘乐飞

by: ________________________________
Name: LIU LEFEI
Title: Authorized Signatory

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________

Name: Mica Mak   Thomas Chin

Title: Director   Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ____________________
Name: MANAGING DIRECTOR
Title: CHENG PO CHUEN

by: ____________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR



Dated 21 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CHOW TAI FOOK NOMINEE LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	6
6.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE COMPANY	11
7.	INVESTOR GUARANTEE	11
8.	ANNOUNCEMENTS AND CONFIDENTIALITY	12
9.	UNDERTAKINGS	13
10.	MISCELLANEOUS	13
11.	VALID AND BINDING AGREEMENT	14
12.	ALTERATION AND TERMINATION	14
13.	NOTICES	15
14.	COUNTERPARTS	15
15.	ENTIRE AGREEMENT	15
16.	GOVERNING LAW	16

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **CHOW TAI FOOK NOMINEE LIMITED** whose registered office is at 31st Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong (the "**Investor**");

3. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

5. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

  (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

  (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9.30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting

agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such

disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant**

Shares" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators

(including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint

Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) warrants and represents that:

(a) it has been duly incorporated and is validly existing under the laws of Hong Kong;

(b) it or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor

Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither it nor its associates will subscribe for H Shares under the Hong Kong Public Offering;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global

Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE COMPANY

The Company represents and warrants that:

6.1 it has been duly incorporated and is validly existing under the People's Republic of China laws;

6.2 it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement; and

6.3 the Investor Shares will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank pari passu with the H Shares then in issue and to be listed on the Hong Kong Stock Exchange (save the right to the Capitalization Issue (as defined in the Prospectus)).

7. INVESTOR GUARANTEE

7.1 To the extent that any of the Relevant Shares are held by the Investor Subsidiary, the Investor as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement;

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other obligations under this Agreement; and

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or default by the Investor Subsidiary under this Agreement.

7.2 The Investor's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on demand any obligation of the Investor Subsidiary under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

7.3 If and whenever the Investor Subsidiary defaults for any reason whatsoever in the performance of any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor shall upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor.

8. ANNOUNCEMENTS AND CONFIDENTIALITY

8.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

8.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other

announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

8.3 The Investor warrants that the description in relation to it and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its and the Investor Subsidiary's name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

9. UNDERTAKINGS

9.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

10. MISCELLANEOUS

10.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

10.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

10.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

10.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

10.5 Time shall be of the essence of this Agreement.

10.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

11. VALID AND BINDING AGREEMENT

11.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

12. ALTERATION AND TERMINATION

12.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

12.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

13. NOTICES

13.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
31st Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong
Facsimile: (852) 2537 6701
For the attention of: Mr. Michael Pei

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

13.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

14. COUNTERPARTS

14.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

15. ENTIRE AGREEMENT

15.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

16. GOVERNING LAW

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

16.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
CHOW TAI FOOK NOMINEE LIMITED

by: ______________________________
Name: Cheng Kam Biu
Title: Director

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________________
Name: Mica Mak   Thomas Chiu
Title: Director   Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________
Name: Gary Chan
Title: Managing Director

by: ______________________
Name: ROGER DE BACT.o
Title: MANAGING DIRECTOR



Dated 21 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

FULLAND ENTERPRISES CORP

BANK OF CHINA GROUP INVESTMENT LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	6
6.	INVESTOR GUARANTEE	11
7.	ANNOUNCEMENTS AND CONFIDENTIALITY	12
8.	UNDERTAKINGS	13
9.	MISCELLANEOUS	13
10.	VALID AND BINDING AGREEMENT	14
11.	ALTERATION AND TERMINATION	14
12.	NOTICES	15
13.	COUNTERPARTS	16
14.	ENTIRE AGREEMENT	16
15.	SERVICE OF PROCESS	16
16.	GOVERNING LAW	16

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **SILVER CRESCENT INVESTMENT HOLDINGS LTD**, a company incorporated in the British Virgin Islands whose registered office is at **Arias, Fabrega & Fabrega Trust Co. BVI Limited,** 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham's Cay, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **CITIC PACIFIC LIMITED**, a company incorporated in Hong Kong whose registered office is at 32th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "Controlling Shareholder") ;

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

    (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

    (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as

defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial

banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the

Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the

Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in

the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder, jointly and severally, agree, undertake, acknowledge or confirm (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the

Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in

(and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder, jointly and severally, warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of British Virgin Islands;

(b) the Investor or the Investor Subsidiary (as the case may be) has the right, power,

authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) the Investor's acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither the Investor nor its associates will subscribe for H Shares under the Hong Kong Public Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong;

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on

Regulation S under the Securities Act; and

(l) the Investor is a wholly-owned subsidiary of the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor or the Investor Subsidiary (as the case may be) of all its obligations, agreements, acknowledgements, confirmations, undertakings and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

5.4 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. INVESTOR GUARANTEE

6.1 To the extent that any of the Relevant Shares are held by the Investor Subsidiary, the Investor as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement;

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other obligations under this Agreement; and

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or default by the Investor Subsidiary under this Agreement.

6.2 The Investor's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on demand any obligation of the Investor Subsidiary under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

6.3 If and whenever the Investor Subsidiary defaults for any reason whatsoever in the performance of any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor shall upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including,

9. VALID AND BINDING AGREEMENT

9.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10. ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor and the Controlling Shareholder shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

11. NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: 852-2918-4838
For the attention of: Ms. Stella Chan Chui Sheung

If to the Controlling Shareholder
32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: 852-2918-4838
For the attention of: Ms. Stella Chan Chui Sheung

Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

9.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

9.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

9.5 Time shall be of the essence of this Agreement.

9.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. VALID AND BINDING AGREEMENT

10.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

11. ALTERATION AND TERMINATION

11.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

11.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

12. NOTICES

12.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
c/o 23/F,Bank of China Tower,1 Garden Road, Hong Kong
Facsimile: 852-28109736
For the attention of: Ms.Dai Qiuhong

If to the Controlling Shareholder:
23/F,Bank of China Tower,1 Garden Road, Hong Kong
Facsimile: 852-28109736
For the attention of: Ms.Dai Qiuhong

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

12.2 Notice sent by fax shall be deemed received when sent with confirmation of

received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

13. COUNTERPARTS

13.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

14. ENTIRE AGREEMENT

14.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

15. SERVICE OF PROCESS

15.1 The Investor hereby appoints Bank of China Group Investment Limited (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

16. GOVERNING LAW

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

16.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
FULLAND ENTERPRISES CORP

by: ______________________________

Name: DAI QIUHONG

Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
BANK OF CHINA GROUP INVESTMENT LIMITED

by: ______________________
Name: GONG JIANZHONG
Title: DIRECTOR / CEO

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________ ______________________

Name: Mica Mak Thomas Chiu

Title: Director Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________

Name: Edmund Sim

Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR.

by: ______________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR

RECEIVED

2008 MAY 13 P 1:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dated 22 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

GAOLING YALI FEEDER LTD.

YALE UNIVERSITY

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause | **Pages No.**

1. INVESTMENT 2
2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING... 3
3. CLOSING 3
4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR 4
5. ACKNOWLEDGEMENTS AND WARRANTIES 6
6. INVESTOR GUARANTEE 12
7. ANNOUNCEMENTS AND CONFIDENTIALITY 13
8. UNDERTAKINGS 14
9. MISCELLANEOUS 14
10. VALID AND BINDING AGREEMENT 15
11. ALTERATION AND TERMINATION 15
12. NOTICES 15
13. COUNTERPARTS 16
14. ENTIRE AGREEMENT 16
15. SERVICE OF PROCESS 16
16. GOVERNING LAW 17

THIS CORPORATE INVESTOR AGREEMENT is made on 22 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **GAOLING YALI FEEDER LTD.**, a company incorporated in the Cayman Islands whose registered office is at c/o Walkers SPV Limited, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9002 (the "**Investor**");

3. **YALE UNIVERSITY**, whose address is at New Haven, Connecticut, U.S.A. (the "**Controlling Shareholder**");

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

   (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International**

Offering").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators

and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"), which is currently expected to be on or before 13 March 2008. The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is

subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary which acquires the Investor Shares pursuant to Clause 1.2 of this Agreement) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities

whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary which acquires the Investor Shares pursuant to Clause 1.2 of this Agreement, as the case may be) and the Controlling Shareholder, jointly and severally, agree, undertake, acknowledge or confirm (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering

circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its investors, direct or indirect shareholders or beneficial owners, its fund management company, its subsidiaries, directors,

officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment and the holding or disposing of its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients or except as required to be disclosed by the Investor or the Authorized Recipients under applicable laws and regulations, the rules of stock exchanges, order of governmental authorities, court or tribunal;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, as of the date hereof and at the Delivery Date and the Delayed Delivery Date (i) is not a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) has not acted and is not acting concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global

Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder, jointly and severally, warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of

the Cayman Islands;

(b) the Investor or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) the Investor's acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither the Investor nor its associates will subscribe for H Shares under the Hong Kong Public Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong;

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act; and

(l) the Investor is substantially-owned and controlled by the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date. For the purposes of this Clause 5.2, the Investor Subsidiary means any Investor Subsidiary which acquires the Investor Shares pursuant to Clause 1.2 of this Agreement. The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company warrants to the Investor that:

(a) The Company has been duly incorporated and is validly existing under the laws of the People's Republic of China;

(b) The company, has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement, including the issue of the Investor shares; and

(c) The Investor Shares, subject to payment, will when issued be credited as fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank *pari passu* with the H Shares then in issue and to be listed on The Stock Exchange of Hong Kong Limited.

Each of the warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, and the Delivery Date.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor or the Investor Subsidiary (as the case may be) of all its obligations, agreements, acknowledgements, confirmations, undertakings

and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

5.5 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. INVESTOR GUARANTEE

6.1 To the extent that any of the Investor Shares are acquired by the Investor Subsidiary pursuant to Clause 1.2 of this Agreement, the Investor as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement;

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other obligations under this Agreement; and

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or default by the Investor Subsidiary under this Agreement.

6.2 The Investor's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on demand any obligation of the Investor Subsidiary which acquired the Investor Shares pursuant to Clause 1.2 under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

6.3 If and whenever the Investor Subsidiary which acquired the Investor Shares pursuant to Clause 1.2 of this Agreement defaults for any reason whatsoever in the performance of

any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor shall upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

7.2 The Joint Global Coordinators shall provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

7.3 Subject to Clause 7.2, the Investor warrants that the description in relation to it and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public

Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its and the Investor Subsidiary's name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

8. UNDERTAKINGS

8.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

9. MISCELLANEOUS

9.1 The Joint Global Coordinators shall keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

9.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

9.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or

discretions pursuant to this sub-clause notwithstanding any such delegation.

9.5 Time shall be of the essence of this Agreement.

9.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. VALID AND BINDING AGREEMENT

10.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

11. ALTERATION AND TERMINATION

11.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

11.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

12. NOTICES

12.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
c/o Hillhouse Capital Management Limited
Suite 1505-6, Albion Plaza, 2-6 Granville Road, Tsimshatsui, Kowloon, Hong Kong
Facsimile: (65) 6322 0808
For the attention of: Tracy Ma

If to the Controlling Shareholder:
Yale Investments Office, 55 Whitney Avenue, 5th Floor, New Haven, CT 06510
Facsimile: (203) 432-6314
For the attention of: Xiaoning Wu

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

12.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

13. COUNTERPARTS

13.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

14. ENTIRE AGREEMENT

14.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

15. SERVICE OF PROCESS

15.1 The Investor hereby appoints Hillhouse Capital Management Limited of Suite 1505-6, Albion Plaza, 2-6 Granville Road, Tsimshatsui, Kowloon, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

16. GOVERNING LAW

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

16.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
GAOLING YALI FEEDER LTD.

by: Randy K
Name: Randy Kim
Title: Director

SIGNED FOR AND ON BEHALF OF
YALE UNIVERSITY

by: [signature]

Name: David F. Swensen

Title: Chief Investment Officer

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________

Name: Mica Mak Thomas Chan
Title: Director Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR.

by: ______________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR



Dated 21 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

KARASELL INTERNATIONAL LIMITED

CHEUNG KONG (HOLDINGS) LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES BY THE INVESTOR	6
6.	INVESTOR GUARANTEE	11
7.	REPRESENTATIONS AND WARRANTIES BY THE COMPANY	12
8.	ANNOUNCEMENTS AND CONFIDENTIALITY	13
9.	FURTHER UNDERTAKINGS	14
10.	MISCELLANEOUS	14
11.	VALID AND BINDING AGREEMENT	15
12.	ALTERATION AND TERMINATION	15
13.	NOTICES	15
14.	COUNTERPARTS	16
15.	ENTIRE AGREEMENT	16
16.	SERVICE OF PROCESS	16
17.	GOVERNING LAW	17

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **KARASELL INTERNATIONAL LIMITED**, a company incorporated in the British Virgin Islands and whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **CHEUNG KONG (HOLDINGS) LIMITED,** a company incorporated in Hong Kong and whose registered office is at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong (the "**Controlling Shareholder**");

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

(i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

(ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as

defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees and undertakes to procure that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary, direct or indirect, of the Controlling Shareholder that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case (a) the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary and (b) the rights and benefits granted under this Agreement to the Investor shall be granted to and shall be exercisable by the Investor or the Investor Subsidiary (as the case may be).

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the Hong Kong Public

Offering and International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally not open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's obligations in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon (i) the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties) by no later than 8:00a.m. on the 13 day of March, 2008; and (ii) the Listing Committee of the Hong Kong Stock Exchange having granted the listing of, and permission to deal in, the H Shares on the Main Board of the Hong Kong Stock Exchange. There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the transaction levy imposed by the Securities and Futures Commission of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than five Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and the Company and the Joint Global Coordinators shall procure the delivery of the Investor Shares in the name of, and to, the Investor or the Investor Subsidiary, as the case may be, which shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, subject to Clause 3.6, the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 The Delivery Date for the Investor Shares is currently expected to be not later than 13

March 2008, the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor in writing of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, at or before 8.00 a.m. on the Listing Date unless the Joint Global Coordinators notify the Investor in writing that the Investor Shares will be issued and delivered on the Delayed Delivery Date in accordance with Clause 3.1, in which case, the Delivery Date shall be the Delayed Delivery Date.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two Hong Kong banking days' prior written notice , which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the latest date for lodging applications under the Hong Kong Public Offering as set out in the prospectus to be issued by the Company in connection with the Public Offering, at which time and date payment for the Investor Shares shall be made and the Investor Shares shall be simultaneously delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 The Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor or the Investor Subsidiary (as the case may be) by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of H Shares from the secondary market to deliver the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) and the Controlling Shareholder covenant with and undertake to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, the Investor will not, and the Controlling Shareholder will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the Listing Date (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor or the Investor Subsidiary will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to any wholly-owned subsidiary, directly or indirectly, of the Controlling Shareholder or the Controlling Shareholder from transferring the Relevant Shares to any of its wholly-owned direct or indirect subsidiary during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed transferee, its relationship with the Investor and the business of the proposed transferee ;

(b) such proposed transferee shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor during the unexpired term of the Lock-up Period as if such proposed transferee was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such proposed transferee to provide such written undertaking prior to any such transfer; and

(c) if such proposed transferee holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Controlling Shareholder, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Controlling Shareholder before ceasing to be so wholly-owned by the Controlling Shareholder, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor and the Controlling Shareholder agree that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") (in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates) or of the Controlling Shareholder and its associates (in so far as the Controlling Shareholder has actual control of or its nominees form a majority on the board of directors of its associates) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging,

lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of H Shares or other securities, in cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares, in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES BY THE INVESTOR

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause such Investor Subsidiary to remain a wholly-owned subsidiary of the Controlling Shareholder for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering (provided that such description shall be approved by the Investor in advance) and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should

not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate in connection with the acquisition of the Investor Shares; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may

constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates (as defined in the Listing Rules) (in so far as the Investor shall have actual control of or its nominees form a majority on the board of directors of its associates) shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete in any material respect or becomes misleading in any material respect on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final Offering Circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) and the Controlling Shareholder warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of the British Virgin Islands;

(b) the Investor or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties (if any), in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor and constitutes valid, legal and binding obligations of the Investor or the Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or the Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary (as the case may be) are acquiring the Investor Shares as principal and for investment purposes only without a view to making a distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) neither the Investor, the Investor Subsidiary nor their associates (as defined in the Listing Rules) (in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates) will subscribe for H Shares under the Hong Kong Public Offering;

(i) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(j) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date (as the case may be).

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other relevant jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete in any respect or becomes misleading in any respect on or prior to the Listing Date or Delayed Delivery Date, as the case may be.

5.3 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor or the Investor Subsidiary (as the case may be) of all its obligations, agreements, acknowledgements, confirmations, undertakings and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

5.4 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. INVESTOR GUARANTEE

6.1 To the extent that any of the Relevant Shares will be held by the Investor Subsidiary, the Investor as primary obligor unconditionally and irrevocably:

(a) guarantees by way of continuing guarantee to each of the Company and the Joint Global Coordinators the due and punctual payment of all amounts by the Investor Subsidiary under this Agreement; and

(b) undertakes to ensure that the Investor Subsidiary will perform when due its other obligations under this Agreement.

(c) agrees to indemnify and keep indemnified the Company and the Joint Global Coordinators against all losses, costs, expenses and damages incurred, sustained or payable by each of them resulting from any non-payment or default by the Investor Subsidiary under this Agreement.

6.2 The Investor's obligations under Clause 6.1 constitute direct, primary and unconditional obligations to pay on written demand by the Company or the Joint Global Coordinators any sum which the Investor Subsidiary is liable to pay under this Agreement and to promptly perform on written demand any obligation of the Investor Subsidiary under this Agreement without requiring the Company or the Joint Global Coordinators first to take steps against the Investor Subsidiary or any other person.

6.3 If and whenever the Investor Subsidiary defaults for any reason whatsoever in the performance of any obligation or liability or commitment undertaken or expressed to be undertaken by it under this Agreement, the Investor shall upon written demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made and so that the same benefits shall be conferred on the Company and the Joint Global Coordinators as it would have received if such obligation or liability had been duly performed and satisfied by the Investor.

7. REPRESENTATIONS AND WARRANTIES BY THE COMPANY

7.1 The Company represents and warrants to the Investor, the Investor Subsidiary and the Controlling Shareholder:

(a) it has been duly incorporated and is validly existing under PRC law;

(b) it has full power, authority and capacity, and has taken all actions and obtained all necessary consents, permits and approvals required to enter into and perform its obligations under this Agreement in accordance with its terms;

(c) the placing and allocation of the Investor Shares pursuant to the terms hereof shall not contravene or result in a contravention of the laws of any jurisdiction to which it is subject to in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to it in connection with such placing or allocation of the Investor Shares; and

(d) the Relevant Shares (including the Investor Shares) will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights of whatsoever nature and shall rank pari passu with the H Shares then in issue and listed on the Main Board of the Hong Kong Stock Exchange.

8. ANNOUNCEMENTS AND CONFIDENTIALITY

8.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, the Hong Kong Stock Exchange or submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

8.2 The Company and the Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor and the Controlling Shareholder shall use reasonable endeavours to cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

8.3 The Investor warrants that the description in relation to it or the Investor Subsidiary and the Controlling Shareholder as set out in the Schedule 1 hereto or such other description as may have been reviewed and approved by the Investor to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading in any material respect. Without prejudice to the provisions of Clause 7.2, the Investor consents to the mention and inclusion in the Public Documents of its or the Investor Subsidiary and the Controlling Shareholder's name and all or part

of the description set out in Schedule 1 or such other description as may have been reviewed and approved by the Investor may be included in the public offering documentation and other marketing materials which may be issued by the Company in connection with the Global Offering. The Investor undertakes promptly to procure the provision of such further information and/or supporting documentation (the "**Further Information**") relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company in writing to (i) update the description of the Investor and the Investor Subsidiary and the Controlling Shareholder (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

9. FURTHER UNDERTAKINGS

9.1 The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

10. MISCELLANEOUS

10.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

10.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

10.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

10.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions

of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

10.5 Time shall be of the essence of this Agreement.

10.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

11. VALID AND BINDING AGREEMENT

11.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

12. ALTERATION AND TERMINATION

12.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

12.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before date to be provided and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within two Hong Kong banking days of such termination without interest.

13. NOTICES

13.1 All notices delivered hereunder shall be in writing in accordance with Clause 13.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
c/o 8/F., Cheung Kong Center, 2 Queen's Road Central, Hong Kong
Facsimile: (852) 2128-8001
For the attention of: The Company Secretary

If to the Controlling Shareholder:
c/o 8/F., Cheung Kong Center, 2 Queen's Road Central, Hong Kong
Facsimile: (852) 2128-8001
For the attention of: The Company Secretary

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

13.2 Notice sent by fax shall be deemed received when sent with successful confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered, any notice sent by pre-paid post (in the absence of evidence of earlier receipt) shall be deemed received 48 hours after it was posted and any notice sent by air mail (in the absence of evidence of earlier receipt) shall be deemed received five days after it was posted. Any notice received on a day which is not a Hong Kong banking day shall be deemed to be received on the next following Hong Kong banking day.

14. COUNTERPARTS

14.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

15. ENTIRE AGREEMENT

15.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

16. SERVICE OF PROCESS

16.1 The Investor hereby appoints Cheung Kong Investment Company Limited of 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

17. GOVERNING LAW

17.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

17.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

SCHEDULE 1

PARTICULARS OF THE INVESTOR

Investor

Place of Incorporation: British Virgin Islands

Business Registration number: Nil

Controlling Shareholder of the Investor: Cheung Kong (Holdings) Limited

Description of the Investor and the Controlling Shareholder for insertion in prospectus:

- Karasell International Limited ("Karasell International") has agreed to subscribe for such number of Offer Shares (rounded down to the nearest board lot) as may be purchased with US$50 million at the Offer Price. Assuming a mid-point Offer Price of HK$[●], Karasell International will purchase [•] H Shares, which represents approximately (i) [•]% of our issued and outstanding share capital upon completion of the Global Offering without taking into account the Shares to be issued pursuant to the A Share Offering; (ii) [•]% of our issued and outstanding share capital following the A Share Offering and the Global Offering; and (iii) [●]% of the Offer Shares, in each case assuming that the Over-allotment Option is not exercised.

  Karasell International is principally engaged in investment holding business and is an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited. Cheung Kong (Holdings) Limited is a company listed on the Main Board of the Hong Kong Stock Exchange, and its principal activities are investment holding, property development and investment, hotel and serviced suite operation, property and project management and investments in securities. Cheung Kong (Holdings) Limited has entered into the corporate investor agreement as the controlling shareholder of Karasell International.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
KARASELL INTERNATIONAL LIMITED

by: ______________________________
Name: Ip Tak Chuen, Edmond
Title: Director

SIGNED FOR AND ON BEHALF OF
CHEUNG KONG (HOLDINGS) LIMITED

by: ______________________________
Name: Ip Tak Chuen, Edmond   Pau Yee Wan, Ezra
Title: Directors

hr

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ____
Name: Mica Mak Thomas Chiu
Title: Director Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ________________________
Name: Nick Peterson
Title: Executive Director

by: ________________________
Name: ROGER DE BAST
Title: MANAGING DIRECTOR



Dated 21 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

SILVER CRESCENT INVESTMENT HOLDINGS LTD.

CITIC PACIFIC LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	2
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	5
6.	ANNOUNCEMENTS AND CONFIDENTIALITY	10
7.	UNDERTAKINGS	12
8.	MISCELLANEOUS	12
9.	VALID AND BINDING AGREEMENT	13
10.	ALTERATION AND TERMINATION	13
11.	NOTICES	13
12.	COUNTERPARTS	14
13.	ENTIRE AGREEMENT	14
14.	SERVICE OF PROCESS	14
15.	GOVERNING LAW	14

THIS CORPORATE INVESTOR AGREEMENT is made on 21 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **SILVER CRESCENT INVESTMENT HOLDINGS LTD**, a company incorporated in the British Virgin Islands whose registered office is at **Arias, Fabrega & Fabrega Trust Co. BVI Limited,** 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham's Cay, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **CITIC PACIFIC LIMITED**, a company incorporated in Hong Kong whose registered office is at 32th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "Controlling Shareholder") ;

4. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED,** a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED,** a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

6. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

  (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

  (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as

defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.3 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong

Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the

Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor.

3.7 If the Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

3.8 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.7 upon request of the Joint Global Coordinators, the Investor undertakes (and the Controlling Shareholder shall procure the Investor) to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 Each of the Investor and the Controlling Shareholder covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

4.2 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates.

4.3 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor and the Controlling Shareholder agree, undertake, acknowledge or confirm (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made

available for public inspection in connection with the Global Offering;

(c) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(d) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(e) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(f) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor or any of its representatives or advisers, for any

information in, omission from, or otherwise, resulting from the use of the evaluation material;

(g) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(h) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(i) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(j) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(k) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(l) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(m) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Controlling Shareholder, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(n) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(o) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(p) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor in the event the Global Offering does not proceed or is not completed for any reason;

(q) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(r) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(s) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(t) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(u) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(v) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor and the Controlling Shareholder warrant and represent that:

(a) the Investor has been duly incorporated and is validly existing under the laws of the British Virgin Islands;

(b) the Investor has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor and constitutes valid, legal and binding obligations of the Investor enforceable against the Investor in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor will not violate any provision of the memorandum and articles of association of the Investor then in effect and any contracts, instrument, deed to which the Investor is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the in connection with its subscription for the Investor Shares;

(f) the Investor is acquiring the Investor Shares as principal and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither the Investor nor its associates will subscribe for H Shares under the Hong Kong Public Offering, in so far as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(j) the Investor is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong;

(k) the Investor is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act;

(l) the Investor is a wholly-owned subsidiary of the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents, affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Deliver Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor of all its obligations, agreements, acknowledgements, confirmations, undertakings and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

6. ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company, the Investor and the Controlling Shareholder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company, the Investor and the Controlling Shareholder may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor and the Controlling Shareholder any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor and the Controlling Shareholder shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to them in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 The Investor and the Controlling Shareholder warrant that the description in relation to them to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 7.2, the Investor and the Controlling Shareholder irrevocably consent to the mention and inclusion in the Public Documents of their names and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor and the Controlling Shareholder undertake promptly to provide such further information and/or supporting documentation relating to them, their respective ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Controlling Shareholder in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7. UNDERTAKINGS

7.1 The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8. MISCELLANEOUS

8.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 12. Subject to the preceding sentences of this Clause 9.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability whatsoever to the Investor, the Controlling Shareholder or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

8.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

8.5 Time shall be of the essence of this Agreement.

8.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

9. VALID AND BINDING AGREEMENT

9.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10. ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor and the Controlling Shareholder shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, and the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

11. NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 12.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: 852-2918-4838
For the attention of: Ms. Stella Chan Chui Sheung

If to the Controlling Shareholder
32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: 852-2918-4838
For the attention of: Ms. Stella Chan Chui Sheung

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

11.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

12. COUNTERPARTS

12.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

13. ENTIRE AGREEMENT

13.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14. SERVICE OF PROCESS

14.1 The Investor hereby appoints CITIC Secretaries Limited of 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

15. GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: 霍金贵
Title: 董事

SIGNED FOR AND ON BEHALF OF
SILVER CRESCENT INVESTMENT HOLDINGS LTD

by: Leslie Chang

Name: Leslie Chang

Title: Director

SIGNED FOR AND ON BEHALF OF
CITIC PACIFIC LIMITED

by: Leslie Chang

Name: Leslie Chang

Title: Deputy Managing Director

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________________

Name: Mica Mak Thomas Chiu

Title: Director Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR

by: ______________________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR



Dated 22 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

GOVERNMENT OF SINGAPORE INVESTMENT COPORATION PTE LTD

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MACQUARIE SECURITIES LIMITED

CORPORATE INVESTOR AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1.	INVESTMENT	2
2.	AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING	3
3.	CLOSING	3
4.	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	4
5.	ACKNOWLEDGEMENTS AND WARRANTIES	6
6.	ANNOUNCEMENTS AND CONFIDENTIALITY	11
7.	UNDERTAKINGS	12
8.	MISCELLANEOUS	12
9.	VALID AND BINDING AGREEMENT	13
10.	ALTERATION AND TERMINATION	13
11.	NOTICES	13
12.	COUNTERPARTS	14
13.	ENTIRE AGREEMENT	14
14.	SERVICE OF PROCESS	14
15.	GOVERNING LAW	15

THIS CORPORATE INVESTOR AGREEMENT is made on 22 February 2008

BY AND AMONG:-

1. **CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED**, a joint stock limited company established and validly existing under the laws of the PRC and whose registered office is at East, No.40 Fuxing Road, Haidian District, Beijing, China (the "**Company**");

2. **GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD** whose registered office is at 168 Robinson Road #37-01 Capital Tower Singapore 068912 (the "**Investor**");

3. **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong and whose registered office is at 26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**CITIC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong and whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CGM**"); and

5. **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong and whose registered office is at 19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong ("**MSL**").

(CITIC, CGM and MSL are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its overseas listed foreign invested shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") by way of a global offering (the "**Global Offering**") of its H Shares comprising:

 (i) a public offer by the Company of its H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

 (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the US Securities Act of 1933, as amended (the "**Securities Act**") and in the United States to qualified institutional buyers, as defined in Rule 144A of the Securities Act or other available exemption from registration under the US Securities Act (collectively, the "**International Offering**").

(B) The Investor wishes to make an equity investment in the Company as part of the

International Offering on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (as defined in Clause 1.4) at the IPO Price (as defined in Clause 1.4) under and as part of the International Offering through the Joint Global Coordinators or their affiliates in their capacity as underwriters of the relevant portion of the International Offering, and each of the Company and the Joint Global Coordinators agrees that the Investor shall be issued the Investor Shares at the IPO Price on the Delivery Date, or where applicable, pursuant to Clause 3.1, the Delayed Delivery Date.

1.2 The Investor may elect by notice in writing served to the Joint Global Coordinators not later than two Hong Kong banking days (as defined in Clause 1.4) prior to the Delivery Date to acquire the Investor Shares through a wholly-owned subsidiary of the Investor that is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong and is not a U.S. person as defined in Rule 902 of Regulation S under the Securities Act (the "**Investor Subsidiary**"), in which case the agreements, representations, undertakings, acknowledgements and confirmations given in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary.

1.3 The number of Investor Shares to be acquired by the Investor under this Agreement will not be affected by any re-allocation of H Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering nor by any exercise of the over-allotment option to be granted by the Company to the Joint Global Coordinators on behalf of the international underwriters for the Global Offering.

1.4 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor or the Investor Subsidiary in the International Offering equal to the maximum number of H Shares that may be purchased with US$50 million (or its Hong Kong dollars equivalent based on the closing middle point spot rate quoted by The Hongkong and Shanghai Banking Corporation Limited for United States dollars at the close of business in Hong Kong on the date on which the IPO Price is determined) ("**Investment Amount**") at the IPO Price, rounded down to the nearest board lot; the "**IPO Price**" means the price per H Share at which the H Shares are acquired by investors under the International Offering, expressed in Hong Kong dollars (exclusive of Brokerage and Levies, as defined in Clause 3.1), and determined as referred to in Clause 5.1; and "**Hong Kong banking day**" means any day except a Saturday, Sunday or other day on which commercial banks in Hong Kong are generally open to the public in Hong Kong. Both the IPO Price and the number of Investor Shares shall be determined by the Joint Global Coordinators and the Company pursuant to this Agreement, and such determination shall be conclusive in the absence of manifest error.

2. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

2.1 The Investor's agreement in Clause 1 above (and the right of the Investor to acquire the Investor Shares) is conditional upon the underwriting agreements for each of the Hong Kong Public Offering and the International Offering being entered into by, inter alia, the Company and the Joint Global Coordinators and having become effective and unconditional and not having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties). There can be no guarantee that the Global Offering will be completed or not be terminated, and no liability of the Company and/or the Joint Global Coordinators to the Investor or the Investor Subsidiary, as the case may be, will arise if the Global Offering is not duly completed for any reason by the dates and times contemplated or at all.

3. CLOSING

3.1 Subject to Clause 2 and Clause 3.2, the Investor shall pay the aggregate of the IPO Price for the Investor Shares, together with an amount equal to the aggregate of (i) a brokerage fee of 1%, (ii) the Hong Kong Stock Exchange trading fee of 0.005%, and (iii) the SFC transaction levy of 0.004%, in each case calculated by reference to the aggregate IPO Price for all Investor Shares ("**Brokerage and Levies**"), by same day value credit in clear funds and without deduction or set-off whatsoever (to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two Hong Kong banking days prior to the due date for payment) on the Delivery Date (as defined in Clause 3.5) to the Joint Global Coordinators, and delivery of the Investor Shares to the Investor or the Investor Subsidiary, as the case may be, shall be made through the Hong Kong Central Clearing and Settlement System for the account of the Investor or the Investor Subsidiary, as the case may be, not later than 9:30 a.m. (or such other time as notified by the Joint Global Coordinators) on the Delivery Date or, to the extent the Joint Global Coordinators notify the Investor in writing no later than two Hong Kong banking days prior to the Delivery Date that they will defer delivery of the Investor Shares, on the Delayed Delivery Date.

3.2 Delivery of the Investor Shares may also be made in any other manner which the Company, the Joint Global Coordinators and the Investor may otherwise agree to in writing.

3.3 Delivery Date for the Investor Shares is currently expected to be not later than the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**"). The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.4 For the avoidance of doubt, the proceeds from the sale of the H Shares comprised in the Global Offering to be received by the Company on the Listing Date shall exclude the Investor Shares to the extent that the Delivery Date for such Investor Shares is subsequent to the Listing Date.

3.5 For the purpose of this Agreement, "**Delivery Date**" means, subject to the underwriting

agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional and not having been terminated, on or before 8.00 a.m. on the Listing Date (currently expected to be no later than the Listing Date) unless the Joint Global Coordinators notify the Investor that the Investor Shares will be delivered on the Delayed Delivery Date in accordance with Clause 3.1 the day on which the Investor Shares are delivered to the Investor or the Investor Subsidiary.

3.6 For the purpose of this Agreement, "**Delayed Delivery Date**" means such time and date as the Joint Global Coordinators may notify the Investor by not less than two days' prior written notice pursuant to Clause 3.1, which shall be a Hong Kong banking day later than the Delivery Date but no later than two Hong Kong banking days following the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering, at which time and date the Investor Shares shall be delivered to the Investor or the Investor Subsidiary, as the case may be.

3.7 The Delivery Date is currently expected to be not later than the Listing Date and the Company will then issue the Investor Shares to the Investor or the Investor Subsidiary, as the case may be. If the delivery of the Investor Shares shall take place on the Delayed Delivery Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of shares from the secondary market to deliver the Investor Shares.

4. RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor (for itself and on behalf of the Investor Subsidiary) covenants with and undertakes to each of the Company and the Joint Global Coordinators that:-

(a) subject to Clause 4.2, without the prior written consent of the Company and all the Joint Global Coordinators, it will not, and will procure that the Investor Subsidiary will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), directly or indirectly, dispose of any of the Relevant Shares (as defined in Clause 4.4) or any interest in any company or entity holding (directly or indirectly) any of the Relevant Shares; and

(b) in the event of a disposal of any Relevant Shares at any time after the Lock-up Period, the Investor will use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares and is otherwise in compliance with the Securities and Futures Ordinance of Hong Kong and all relevant securities laws and regulations and rules of securities exchanges of all competent jurisdictions.

For the avoidance of doubt, the allocation or crediting of the Relevant Shares to the Investor's relevant client accounts shall not constitute or be deemed a disposal for the purpose of this Clause 4.1.

4.2 Clause 4.1 shall not prevent the Investor from transferring the Relevant Shares (as defined in Clause 4.4) to a wholly-owned subsidiary of the Investor during the Lock-up Period provided that:

(a) prior written notice of such transfer of not less than five Hong Kong banking days is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed Investor Subsidiary, its relationship with the Investor and the business of the proposed Investor Subsidiary;

(b) such Investor Subsidiary shall first give a written undertaking to the Company and the Joint Global Coordinators undertaking to abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions and give the same acknowledgments, representations and warranties under this Agreement, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary to provide such written undertaking prior to any such transfer; and

(c) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another wholly owned subsidiary of the Investor before ceasing to be so wholly-owned by the Investor, which will also agree to be bound by the Investor's obligations under this Agreement and to give the same acknowledgments, representations and warranties under this Agreement.

4.3 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")) in the total issued share capital of the Company shall be less than 10% of the Company's total issued share capital, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates, during the period of 24 months following the Listing Date.

4.4 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, assigning, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company deriving from the Investor Shares or any interest therein, including but not limited to any convertibles, equity-linked securities and derivatives with underlying assets being

the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise) whether such other transaction is to be settled by delivery of the Relevant Shares in cash or otherwise.

5. ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

(a) the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Offering (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

(b) to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

(c) this Agreement, the background information of the Investor and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in public offering documentation and other marketing materials for the Global Offering and that the Investor will be referred to in such public offering documentation, marketing materials and such other announcements which may be issued by the Company in connection with the Global Offering and, specifically, this Agreement will be a material contract required to be filed with the relevant regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(d) this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions and any information contained in the draft prospectuses, preliminary offering circular and evaluation material (as defined in Clause 5.1(g)) which may have been provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(e) the Investor has relied and will rely only on information provided in the offering circular to be issued in relation to the International Offering (the "**Offering Circular**") issued by the Company and not any other information which may have previously been provided to the Investor, or been represented to be provided, by or on behalf of the Company or the Joint Global Coordinators (including their respective subsidiaries, agents, affiliates and advisers) and each of the Company, the Joint Global Coordinators and their respective subsidiaries, agents, affiliates and advisors makes no representation and gives no warranty or

undertaking as to the accuracy or completeness of any such information not contained in the Offering Circular and none of the Company, the Joint Global Coordinators and their respective advisers, agents and affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(f) except as set forth in the Offering Circular, none of the Company, the Joint Global Coordinators and the other underwriters, their respective subsidiaries, agents, affiliates and advisers has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(g) the Investor Shares will be acquired through the Joint Global Coordinators or their affiliates as Underwriters as provided in Clause 1 above on the basis that: (i) the Investor has not relied, and will not be entitled to rely, on any legal opinion or other advice given by legal counsel to the Company or legal counsel to the Joint Global Coordinators and underwriters in connection with the Global Offering and has taken its own independent advice to the extent it has considered necessary or appropriate; and (ii) notwithstanding that any information or material concerning the Company (whether prepared by the Company, the Joint Global Coordinators, or their respective representatives or advisers or otherwise) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively "**evaluation material**"), neither the Company, the Joint Global Coordinators, nor any of their respective representatives or advisers have made, or make, any representation or warranty as to the accuracy or completeness of the evaluation material not contained in the Offering Circular, and none of the Company, the Joint Global Coordinators and their respective representatives or advisers has or will have any liability to the Investor, the Investor Subsidiary or any of its representatives or advisers, for any information in, omission from, or otherwise, resulting from the use of the evaluation material;

(h) the Investor has conducted its own investigation with respect to the Company and the Investor Shares;

(i) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not disclose such information to any person other than to its subsidiaries, directors, officers, employees, affiliates, advisers and representatives ("**Authorised Recipients**") on a need to know basis for the sole purpose of evaluating its investment in the Investor Shares or until such information becomes public information through no fault on the part of the Investor or any of its Authorised Recipients;

(j) the Investor will not, and will use its reasonable efforts to ensure that its Authorised Recipients to whom any information referred to in clause 5.1(i) has been disclosed do not, purchase, sell, trade or otherwise deal in, directly or

indirectly, any H Shares or other securities of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction;

(k) none of the Company, the Joint Global Coordinators or their respective subsidiaries, agents and affiliates nor any other parties involved in the Global Offering takes any responsibility as to any tax consequences of the acquisition of or in relation to any dealings in the Investor Shares;

(l) the Investor has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate;

(m) the Investor shall not, and shall procure that none of its associates shall, apply for or place an order through the bookbuilding process for the Investors Shares in the Global Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(n) this Agreement does not constitute a "**connected transaction**" of the Company under the Listing Rules, notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement, and the Investor (or its ultimate beneficial owner) or the Investor Subsidiary, as the case may be, (i) will not become a connected person (as such terms are defined in the Listing Rules) of the Company as a result of the transaction contemplated by this Agreement, and (ii) will not be acting in concert with any connected persons of the Company in relation to the control of the Company (as defined in the Hong Kong Code on Takeovers and Mergers);

(o) the Investor is not entitled to nominate or appoint any person to be a director of the Company;

(p) the Company and the Joint Global Coordinators will have the absolute discretion to change or adjust (a) the number of H Shares comprising the Global Offering or any part thereof and (b) the ratio of H Shares to be offered by the Company under the Global Offering or any part thereof;

(q) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor or the Investor Subsidiary, as the case may be, in the event the Global Offering does not proceed or is not completed for any reason;

(r) at or around the time of entering into this Agreement, the Company and the Joint Global Coordinators may have entered into, or propose to enter into, agreements with one or more other corporate or strategic investors;

(s) the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(t) the transfers of the Investor Shares may only be made in accordance with Rule 144A or another exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S under the Securities Act) in accordance with Regulation S under the Securities Act;

(u) the Company, the Joint Global Coordinators and the underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations, warranties, undertakings and acknowledgements in this Agreement, and the Investor agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings or acknowledgements ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

(v) any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance, the Listing Rules and any other applicable laws, regulations or relevant rules of any competent securities exchange; and

(w) the information contained in this Agreement, any draft Offering Circular or draft prospectuses provided to the Investor on a confidential basis is subject to change and only the final circular and prospectus of the Global Offering may be relied upon by the Investor in determining whether to invest in the Investor Shares.

5.2 The Investor (on behalf of itself and the Investor Subsidiary, as the case may be) warrants and represents that:

(a) it has been duly incorporated and is validly existing under the laws of Singapore;

(b) it or the Investor Subsidiary (as the case may be) has the right, power, authority to (and has taken all actions required, including but not limited to the obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to) execute and deliver this Agreement, perform its obligations under this Agreement, and enter into and carry out the transactions contemplated hereby;

(c) this Agreement has been duly authorised, executed and delivered by the Investor or Investor Subsidiary and constitutes valid, legal and binding obligations of the Investor and Investor Subsidiary enforceable against the Investor and Investor Subsidiary in accordance with its terms;

(d) the execution, delivery and performance of this Agreement by the Investor and Investor Subsidiary will not violate any provision of the memorandum and articles of association of the Investor or the Investor Subsidiary then in effect and any contracts, instrument, deed to which the Investor or Investor Subsidiary is a party;

(e) the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws or regulations or rules of securities exchanges of any jurisdiction to which the Investor or Investor Subsidiary is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor or the Investor Subsidiary in connection with its subscription for the Investor Shares;

(f) the Investor and the Investor Subsidiary are acquiring the Investor Shares as principal or on behalf of its clients, and for investment purposes only without a view to make distribution of any of the Investor Shares;

(g) the Investor and Investor Subsidiary have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

(h) its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules and the guidelines issued by the Securities and Futures Commission in Hong Kong;

(i) neither it nor its associates will subscribe for H Shares under the Hong Kong Public Offering, insofar as the Investor has actual control of or its nominees form a majority on the board of directors of its associates;

(j) the Investor or the Investor Subsidiary, as the case may be, is a "professional investor" as defined in Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong; and

(k) the Investor or the Investor Subsidiary, as the case may be, is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act) and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S under the Securities Act.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Listing Date, the Delivery Date and Delayed Delivery Date.

The Investor understands that the representations, warranties, undertakings, confirmations, agreements and acknowledgements contained in Clauses 5.1 and 5.2 may be required in connection with the securities laws of the United States, Hong Kong and other jurisdictions. The Investor acknowledges that the Company, the Joint Global Coordinators and the other underwriters and their respective subsidiaries, agents,

affiliates and advisers will rely upon the truth and accuracy of such representations, warranties, undertakings, confirmations, agreements and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations, warranties, undertakings, confirmations, agreements or acknowledgements in Clauses 5.1 and 5.2 ceases to be accurate and complete or becomes misleading on or prior to the Listing Date or Delayed Delivery Date, as the case may be.

5.3 The Company acknowledges, confirms and agrees that the Investor or the Investor Subsidiary, as the case may be, will be relying on information contained in the final Offering Circular, and that the Investor or the Investor Subsidiary, as the case may be, shall have the same rights in respect of the final Offering Circular as other investors purchasing H Shares in the International Offering.

6. ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Save as provided herein, each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

(a) to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the prospectus, Offering Circular and announcements to be issued by the Company for or in connection with the Global Offering;

(b) to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation set forth herein; and

(c) otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Global Coordinators in advance to seek the prior written consent of the Company and the Joint Global Coordinators as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the Offering Circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint

Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 The Investor warrants that the description in relation to it and the Investor Subsidiary (as the case may be) to be included in such drafts of the Public Documents from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 6.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its and the Investor Subsidiary's name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor and the Investor Subsidiary (as the case may be) in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7. UNDERTAKINGS

7.1 The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8. MISCELLANEOUS

8.1 The Joint Global Coordinators shall use its reasonable endeavour to keep the Investor regularly informed of the progress of the Global Offering up to the Delivery Date or the Delayed Delivery Date, as the case may be. Such communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 11. Subject to the preceding sentences of this Clause 8.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "**Hong Kong**" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

8.4 Each Joint Global Coordinator has the power and is authorized to delegate all or any of

its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company and the Investor) to any one or more of its affiliates. Each Joint Global Coordinator shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

8.5 Time shall be of the essence of this Agreement.

8.6 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

9. VALID AND BINDING AGREEMENT

9.1 Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10. ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 31 May 2008 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, nor shall the Company, the Joint Global Coordinators or the Underwriters be entitled to pursue any claims under this Agreement against the Investor, save in each case in respect of any antecedent breach. The Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within three business days of such termination without interest.

11. NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 11.2 and shall be communicated to the following addresses:

If to the Company:
East, No. 40 Fuxing Road, Haidian District, Beijing 100855, People's Republic of

China
Facsimile: (86) 10 5188 8666
For the attention of: Mr Li Tingzhu

If to MSL:
13/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2823 3793
For the attention of: Ms Karen Chan

If to the Investor:
168 Robinson Road #37-01 Capital Tower Singapore 068912
Facsimile: 6889 8515
For the attention of: Richard Chan

If to CITIC:
26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Facsimile: (852) 2545 0002
For the attention of: Ms Mica Mak

If to CGM:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong
Facsimile: (852) 2501 8116
For the attention of: Mr Edmund Sim

11.2 Notice sent by fax shall be deemed received when sent with confirmation of transmission by the transmitting equipment, any notice sent by hand shall be deemed received when delivered and any notice sent by registered post shall be deemed received five (5) working days after posting.

12. COUNTERPARTS

12.1 This Agreement may be executed by the parties in any number of counterparts, and by the parties on separate counterparts, but shall not effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

13. ENTIRE AGREEMENT

13.1 This Agreement supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14. SERVICE OF PROCESS

14.1 The Investor hereby appoints The Law Debenture Corporation (H.K.) Ltd of Suite 3105 Alexandra House Chater Road Central Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

15. GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

by: ______________________
Name: HUO JIN GUI
Title: DIRECTOR

SIGNED FOR AND ON BEHALF OF
GOVERNMENT OF SINGAPORE INVESTMENT COPORATION PTE LTD

by: ____________________________________

Name:	QUAH WEE GHEE	CHUA LEE MING
Title:	DIRECTOR EQUITIES DEPT.	General Counsel

SIGNED FOR AND ON BEHALF OF
CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

by: ______________________
Name: Mica Mak   Thomas Chin
Title: Director   Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: Edmund Sim
Title: Director

SIGNED FOR AND ON BEHALF OF
MACQUARIE SECURITIES LIMITED

by: ______________________________
Name: CHENG PO CHUEN
Title: MANAGING DIRECTOR

by: ______________________________
Name: ROGER DE BASTO
Title: MANAGING DIRECTOR

28 February 2008

中国铁建股份有限公司
(CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED)

CITIGROUP GLOBAL MARKETS ASIA LIMITED

CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED

MACQUARIE SECURITIES LIMITED

THE HONG KONG UNDERWRITERS
named in Schedule 1 hereto

HONG KONG UNDERWRITING AGREEMENT



 FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

CLAUSE		PAGE
1.	INTERPRETATION	3
2.	CONDITIONS	9
3.	THE HONG KONG PUBLIC OFFERING	10
4.	THE HONG KONG PUBLIC OFFERING DOCUMENTS	13
5.	UNDERWRITING	13
6.	PAYMENT UNDER THE HONG KONG PUBLIC OFFERING	16
7.	COMMISSION AND EXPENSES	17
8.	STABILISATION AND LIABILITY	18
9.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS	18
10.	FURTHER UNDERTAKINGS	20
11.	TERMINATION	22
12.	INDEMNITY	25
13.	REMEDIES AND WAIVERS	26
14.	ASSIGNMENT	27
15.	FURTHER ASSURANCE	27
16.	ENTIRE AGREEMENT	27
17.	NOTICES	27
18.	ANNOUNCEMENTS	29
19.	TIME OF ESSENCE	29
20.	INVALIDITY	29
21.	GOVERNING LAW	29
22.	DISPUTE RESOLUTION	29
23.	IMMUNITY	30
24.	JUDGMENT CURRENCY INDEMNITY	31
25.	COUNTERPARTS	31
26.	LANGUAGE	31
SCHEDULE 1	HONG KONG UNDERWRITERS	32
SCHEDULE 2	THE WARRANTIES	34
SCHEDULE 3	THE CONDITIONS PRECEDENT DOCUMENTS	52
SCHEDULE 4	HONG KONG UNDERWRITERS' SET OFF ARRANGEMENTS	56
SCHEDULE 5	PROFESSIONAL INVESTOR TREATMENT NOTICE	57

THIS AGREEMENT is made on 28 February 2008

BETWEEN:

(1) 中国铁建股份有限公司 **(CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED)**, a joint stock company incorporated in the People's Republic of China whose principal office is at East, No. 40 Fuxing Road, Haidian District Beijing, China (the ***Company***);

(2) **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong whose place of business in Hong Kong is 50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong (***Citigroup***);

(3) **CITIC SECURITIES CORPORATE FINANCE (HK) LIMITED**, a company incorporated in Hong Kong whose principal place of business is at 26th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (***CSCF***);

(4) **MACQUARIE SECURITIES LIMITED**, a company incorporated in Hong Kong whose registered office in Hong Kong is at 19th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (***Macquarie***); and

(5) **THE HONG KONG UNDERWRITERS** whose respective names and addresses are set out in Schedule 1 (together, the ***Hong Kong Underwriters*** and individually, a ***Hong Kong Underwriter***).

WHEREAS:

(A) In connection with the Global Offering, the Company has obtained the following approvals:

(a) the approval (Guo Zi Gai Ge [2007] No. 878) on 17 August 2007 of the State-Owned Assets Supervision and Administration Commission approving the Restructuring;

(b) the approvals (Guo Tu Zi Han [2007] No. 674 and Guo Tu Zi Han [2007] No. 779) on 31 August 2007 and 17 October 2007 respectively of the Ministry of Land and Resources approving the disposal of assets of CRCCG;

(c) the approval (Guo Zi Chan Quan [2007] No. 1208) on 1 November 2007 of the State-Owned Assets Supervision and Administration Commission approving an appraisal report (Zhong Fa Ping Bao Zi [2007] No. 148) dated 24 September 2007;

(d) the approval (Guo Zi Chan Quan [2007] No. 1216) on 2 November 2007 of the State-Owned Assets Supervision and Administration Commission approving the management of CRCCG's State-owned equity interests in the Company; and

(e) the approval (Guo Zi Chan Quan [2007] No. 1218) on 4 November 2007 of the State-Owned Assets Supervision and Administration Commission approving the Company's establishment as a joint stock limited company;

(B) On 5 November 2007, the business licence (Registration number 1000001004130) was issued by the State Administration for Industry and Commerce to the Company, whereupon the Company was established.

(C) On 6 December 2007, the approval (Guo Zi Chan Quan [2007] 1498) from State-Owned Assets Supervision and Administration Commission approving the transfer of shares by CRCCG to National Council for Social Security Fund of the PRC on reduction of state-owned shares.

(D) The Company obtained the approval (Guo Zi Gai Ge [2007] 1542) on 19 December 2007 of the State-Owned Assets Supervision and Administration Commission authorising the conversion of the Company into an "overseas subscription company".

(E) The Company obtained the approval ([2007] No. 252) dated 18 December 2007 of the China Securities Regulatory Commission authorising the Company to apply for the listing of the H Shares on the Hong Kong Stock Exchange.

(F) The Company is registered as a non-Hong Kong company in Hong Kong on 31 January 2008 under Part XI of the Companies Ordinance with registration number F15883.

(G) As at the date of this Agreement, the Company has a share capital of RMB 8 billion divided into 8 billion ordinary shares of par value RMB1.00 each, which are fully paid and owned by CRCCG as set out in the section headed "Substantial Shareholders" of the Prospectus.

(H) At a meeting of the Board of Directors held on 29 January 2008, resolutions were passed pursuant to which, *inter alia*, Directors were authorised to agree and sign on behalf of the Company this Agreement and all the other relevant documents in connection with the Global Offering.

(I) The Company has agreed to offer for subscription the Offer Shares pursuant to the Global Offering, with the Hong Kong Public Offer Shares being offered pursuant to the Hong Kong Public Offering and the International Offer Shares being offered pursuant to the International Offering.

(J) The Hong Kong Underwriters have severally agreed to underwrite the issue of the Initial Hong Kong Public Offer Shares by the Company on and subject to the terms and conditions set out herein.

(K) The Company is expected to grant to the International Underwriters an over-allotment option exercisable by the Joint Global Coordinators to require the Company to allot and issue up to an aggregate of 255,900,000 additional H Shares solely to cover over-allocations in connection with the International Offering.

(L) The Company has appointed Citigroup, CSCF and Macquarie to act as joint sponsors to the Company in relation to the application to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Offer Shares.

(M) The Company has agreed to give the representations, warranties and undertakings hereinafter mentioned.

NOW IT IS AGREED as follows:

1. INTERPRETATION

1.1 **Defined terms:** In this Agreement (including the recitals and the Schedules), the following expressions shall, unless the context otherwise requires, have the following meanings:

A Share Offering means the proposed offer by the Company of A Shares in the PRC;

A Shares means the ordinary shares in the share capital of the Company, with a nominal value of RMB1.00 each and which are traded in RMB and listed on the Shanghai Stock Exchange;

Acceptance Date means 5 March 2008, being the date on which the application lists for the Hong Kong Public Offer Shares will close as stated in the section headed "How to Apply for Hong Kong Public Offer Shares" in the Prospectus (or such other later date as such application lists may close as stated in the Prospectus and the Application Forms);

Accounts Date means 30 November 2007;

affiliate means in relation to a particular company, any company or other entity which is its holding company or subsidiary, or any subsidiary of its holding company or which directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the company specified. For the purposes of this definition, the term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise;

Agreement Among Hong Kong Underwriters means the agreement to be entered into between the Joint Global Coordinators, the Hong Kong Underwriters and the Joint Sponsors at the date hereof;

Application Forms means the white and yellow application forms for the Hong Kong Public Offer Shares, each in the agreed form to be issued by the Company with the Prospectus and the green application forms to be completed by White Form eIPO service provider designated by the Company;

Approval means any consent, approval, authorisation, sanction, permission, order, franchise, registration, filing, clearance, qualification, licence, permit, certificate or declaration;

Business Day means any day (excluding a Saturday and Sunday) on which licensed banks generally are open for business in Hong Kong;

CCASS means the Central Clearing and Settlement System established and operated by Hongkong Clearing;

Claw Back Shares means the International Offer Shares (excluding the Corporate Placing Shares) withdrawn from the International Offering and made available as an additional part of the Hong Kong Public Offer Shares for subscription pursuant to the Hong Kong Public Offering pursuant to clause 3.6 or 3.9;

Closing means the time when payment is to be made under clause 6, after the Conditions have been fulfilled or waived in accordance with this Agreement, which is expected to be 8:00 a.m.

on 13 March 2008 or otherwise as agreed between the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters);

Companies Ordinance means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended;

Company Accounts means the audited combined financial statements of the Group for each of the financial years ended 31 December 2004, 2005 and 2006 and the eleven months ended 30 November 2007;

Conditions means the conditions set out in clause 2.1;

Corporate Investors means the investors who have agreed to subscribe for or purchase H Shares as further described in the Prospectus in "Corporate Investors" section of the Prospectus;

Corporate Placing means the placing of H Shares to the Corporate Investors as further described in "Corporate Investors" section of the Prospectus;

Corporate Investor Agreements means the corporate investor agreements among the Company, the Corporate Investors and the Joint Global Coordinators setting out the terms and conditions subject to which the Corporate Investors have agreed to subscribe for or purchase Corporate Placing Shares under the Corporate Placing;

Corporate Placing Shares means the H Shares to be placed with the Corporate Investors pursuant to the Corporate Placing;

CSRC means China Securities Regulatory Commission;

Director(s) means the director(s) of the Company;

Final Offering Circular means the final offering circular to be issued by the Company in connection with the International Offering substantially in the agreed form;

First Dealing Date means the date on which dealings in the H Shares first commence on the Hong Kong Stock Exchange;

Formal Notice means the formal notice substantially in the agreed form required under Rule 12.02, Chapter 12 of the Hong Kong Listing Rules to be published in connection with the Hong Kong Public Offering;

Global Offering means the Hong Kong Public Offering and the International Offering;

Governmental Authorisation means an Approval from an applicable Governmental Authority;

Governmental Authority means any public, regulatory or governmental agency or authority (including, without limitation, the Hong Kong Stock Exchange), other authority and any court at the national, provincial, municipal or local level;

Group means the Company and its subsidiaries;

H Shares means overseas listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB 1.00 each, which are subscribed for and traded in

HK dollars and for which application has been made for the listing, and permission to deal, on the Hong Kong Stock Exchange;

H Share Registrar means Computershare Hong Kong Investor Services Limited;

HK dollars and ***HK$*** means Hong Kong dollars, the lawful currency of Hong Kong;

HKIAC means Hong Kong International Arbitration Centre;

holding company means has the meaning ascribed thereto in section 2 of the Companies Ordinance;

Hongkong Clearing means Hong Kong Securities Clearing Company Limited;

Hong Kong means The Hong Kong Special Administrative Region of the PRC;

Hong Kong Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

Hong Kong Pricing Letter means the letter agreement to be entered into between the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and the Company immediately following the determination of the Offer Price in accordance with clause 3.7 to record the price so determined;

Hong Kong Public Offering means the offer for subscription of the Hong Kong Public Offer Shares in Hong Kong and subject to the terms and conditions set out in the Hong Kong Public Offering Documents;

Hong Kong Public Offering Documents means the Prospectus and the Application Forms;

Hong Kong Public Offering Underwriting Commitment means the commitment of the Hong Kong Underwriters in respect of the Hong Kong Public Offering as set out in Schedule 1;

Hong Kong Public Offer Shares means the Initial Hong Kong Public Offer Shares (i) together with, where applicable, the Claw Back Shares, or (ii) as may be adjusted pursuant to Clause 5.7;

Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited;

Hong Kong Underwriters means the underwriters listed in Schedule 1 to this Agreement;

IFRS means International Financial Reporting Standards promulgated by the International Accounting Standards Board; IFRS includes the International Accounting Standards and their interpretations;

Initial Hong Kong Public Offer Shares means the 170,600,000 H Shares initially offered for subscription pursuant to the Hong Kong Public Offering and excluding any Claw Back Shares or any adjustment made pursuant to clause 5.7;

International Offering means the conditional placing by the International Underwriters of the International Offer Shares outside the United States with institutional and professional investors and other investors expected to have a sizeable demand for the H Shares and in the United States to Qualified Institutional Buyers, subject to the terms and conditions of the International Underwriting Agreement;

International Offer Shares means the 1,535,400,000 H Shares being initially offered for subscription by the Company pursuant to the International Offering, subject to the provisions of clauses 3.8, 3.9 and 5.7 and the Over-allotment Option;

International Underwriters means the group of underwriters led by Citigroup Global Markets Limited, CSCF and Macquarie and expected to enter into the International Underwriting Agreement to underwrite the International Offering;

International Underwriting Agreement means the purchase agreement relating to the International Offering expected to be entered into between the Company, the International Underwriters and the Joint Global Coordinators on or following the Price Determination Date;

Intersyndicate Agreement means the agreement to be entered into between the Hong Kong Underwriters, the International Underwriters, and the Joint Global Coordinators;

Joint Global Coordinators means Citigroup, CSCF and Macquarie;

Joint Sponsors means Citigroup, CSCF and Macquarie;

Law means any law, rule, regulation, guideline, opinion, notice, circular, order, judgement, decree or ruling of any Governmental Authority;

Listing Committee means the Listing Committee of the Hong Kong Stock Exchange;

Nominee means HSBC Hong Kong (Nominees) Limited, in whose name the application monies are to be held by the Receiving Bankers under the Receiving Bankers' Agreement;

Offer Price means the price per H Share for the Hong Kong Public Offer Shares as fixed in accordance with the provisions of clause 3.7;

Offer Shares means the 1,706,000,000 H Shares (subject to adjustment and Over-Allotment Option) being initially offered for subscription by the Company pursuant to the Global Offering together with any further H Shares allotted or sold pursuant to the exercise of the Over-Allotment Option;

Over-Allotment Option means the option expected to be granted by the Company to the International Underwriters, exercisable by the Joint Global Coordinators on behalf of the International Underwriters, under the International Underwriting Agreement to require the Company to allot and issue up to an aggregate of 225,900,000 additional H Shares solely to cover over-allocations in connection with the International Offering;

Over-Allotment Shares means up to 225,900,000 H Shares which the Company may be required to issue at the Offer Price pursuant to the Over-Allotment Option;

PRC means the People's Republic of China, which, for the purpose of this Agreement, excludes Hong Kong, Macau Special Administrative Region of the PRC and Taiwan;

Preliminary Offer Circular means the preliminary offering circular issued by the Company in connection with the International Offering (dated 22 February 2008);

Price Determination Date means the date, expected to be on or around 6 March 2008 but no later than 10 March 2008, on which the Offer Price is determined in accordance with the provisions of clause 3.7;

Proceedings means any suit, action, investigation, inquiry or proceeding arising out of or in connection with this Agreement;

Prospectus means the prospectus to be issued by the Company in connection with the Hong Kong Public Offering substantially in the agreed form;

Prospectus Date means 29 February 2008;

Receiving Bankers means Bank of China (Hong Kong) Limited, Industrial and Commercial Bank of China (Asia) Limited, Standard Chartered Bank (Hong Kong) Limited and The Hongkong and Shanghai Banking Corporation Limited, the banks appointed to hold the application monies received in connection with the Hong Kong Public Offering pursuant to the Receiving Bankers' Agreement;

Receiving Bankers' Agreement means the agreement appointing the Receiving Bankers in the agreed form;

Registrar's Agreement means the agreement between the H Share Registrar and the Company in the agreed form;

Relevant Jurisdiction has the meaning ascribed to it clause 11.1(a)(i);

Restructuring has the meaning ascribed thereto in the Prospectus;

Renminbi or ***RMB*** means Renminbi, the lawful currency of the PRC;

Reporting Accountants means Ernst & Young;

SFC means the Securities and Futures Commission of Hong Kong;

Stabilising Manager means Citigroup Global Markets Asia Limited and its affiliates and/or agents;

subsidiary has the meaning ascribed to it in the Companies Ordinance;

Supervisor(s) means the supervisor(s) of the Company;

Taxation means all forms of taxation whether in Hong Kong, PRC or elsewhere in the world wherever imposed and all statutory, governmental, state, provincial, local governmental or municipal impositions, duties and levies and all penalties, charges, costs and interest relating thereto;

transaction means any transaction, act, event, omission or circumstance existing of whatever nature;

Under-Subscription has the meaning ascribed to it in clause 5.1;

Underwriters means the Hong Kong Underwriters and the International Underwriters;

United States and ***US*** means the United States of America, its territories, its possessions, any State of the United States of America and the District of Columbia;

US dollars and ***US$*** means United States dollar, the lawful currency of the United States;

Valid Applications means applications under the Hong Kong Public Offering from persons made before the closing of the application lists (A) by submitting applications online through and by making payment for the full amount payable in respect of such applications in the designated website of White Form eIPO in accordance with the terms and conditions of the Hong Kong Public Offering Documents and such other terms and conditions that the designated White Form eIPO service provider may impose; and (B) on Application Forms which (i) have been duly completed and submitted and are otherwise in accordance with the terms and conditions of the Hong Kong Public Offering Documents and (ii) are accompanied by cheques or banker's cashier orders for the full amount payable on application which are honoured on first presentation (or, and without prejudice to the provisions of clauses 5.1 and 5.5, if practicable in the circumstances and requested by the Joint Global Coordinators (for itself and on behalf of the other Hong Kong Underwriters) or the Company, on further presentation) and subject to the provisions of clauses 3.5 and 3.6;

Verification Notes means the verification notes in respect of the Prospectus prepared by Freshfields Bruckhaus Deringer and dated 28 February 2008 (signed copies of which have been or will be delivered to the Joint Sponsors);

Warranties means the representations, warranties and undertakings in Schedule 2 and given or made, or deemed to be given or made, pursuant to clause 9 and ***Warranty*** shall be construed accordingly; and

Web Proof Information Pack means the near final draft of the Prospectus required to be posted on the Hong Kong Stock Exchange website pursuant to the pilot scheme launched by the Hong Kong Stock Exchange which came into effect on 1 January 2008.

1.2 **Interpretation:** In this Agreement, unless otherwise specified:

(a) references to recitals, clauses, sub-clauses, paragraphs and Schedules are to recitals, clauses, sub-clauses, paragraphs of, and schedules to, this Agreement;

(b) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(c) references to a ***company*** shall be construed so as to include any company, corporation or other body corporate, whenever and however incorporated or established;

(d) references to a ***person*** shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(e) references to writing shall include any mode of reproducing words in a legible and non-transitory form;

(f) references to times of the day are, unless otherwise specified, to Hong Kong time;

(g) all headings to clauses, sections and Schedules are for convenience only and do not affect the interpretation of this Agreement;

(h) references to the ***closing of the application lists*** shall be to 12:00 noon on the Acceptance Date;

(i) the Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules; and

(j) a reference to a document being ***in the agreed form*** means such document in a form agreed and initialled for the purposes of identification by Freshfields Bruckhaus Deringer and Baker & McKenzie.

2. CONDITIONS

2.1 **Obligations conditional:** The obligations of the Hong Kong Underwriters under this Agreement are conditional upon:

(a) **Documents:** the Joint Global Coordinators, on behalf of the Hong Kong Underwriters, receiving the documents listed in Part A of Schedule 3 not later than 6:00 p.m. on the Business Day before the Prospectus Date (or such later time and/or date specified in Schedule 3 or as the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) may otherwise agree) and the documents listed in Part B of Schedule 3 not later than 6:00 p.m. on the Business Day before the Closing, in each case in form and content satisfactory to the Joint Global Coordinators;

(b) **Prospectus authorisation:** the Hong Kong Stock Exchange issuing a certificate pursuant to section 342C(5) of the Companies Ordinance certifying that it authorises registration of the Prospectus not later than 12:00 noon or such later time as agreed by the Hong Kong Stock Exchange on the Business Day before the Prospectus Date;

(c) **Prospectus registration:** the Registrar of Companies in Hong Kong registering one copy of the Prospectus duly certified by two Directors (or by their agents duly authorised in writing) as having been approved by the resolutions of the board of Directors and having all the documents required by the provisions of section 342C of the Companies Ordinance to be endorsed thereon or attached thereto not later than 4:00 p.m. or such later time as agreed by the Registrar of Companies in Hong Kong on the Business Day before the Prospectus Date;

(d) **Listing approval:** listing of and permission to deal in all the Offer Shares being granted (subject only to allotment) by the Listing Committee in principle on or before the Price Determination Date and dealings in the Offer Shares being allowed by the Hong Kong Stock Exchange to commence on the Hong Kong Stock Exchange on or before 13 March 2008 (or such later date as the Company and the Joint Global Coordinators on behalf of the Hong Kong Underwriters may agree) (and such listing and permission not subsequently being revoked prior to the time and date detailed in clause 11 below);

(e) **International Underwriting Agreement:**

(i) the execution and delivery of the International Underwriting Agreement on or before the Price Determination Date; and

(ii) the International Underwriting Agreement becoming, and continuing to be unconditional in accordance with its terms (other than any condition for this Agreement to become unconditional) and not having been terminated in accordance with its terms or otherwise, prior to 8:00 a.m. on the First Dealing Date; and

(f) **Pricing:** the Offer Price having been fixed on the Price Determination Date in accordance with the provisions of clause 3.7 and the Hong Kong Pricing Letter having been executed by the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters).

2.2 **Undertaking:** The Company undertakes to use its best endeavours to procure the fulfilment of all the conditions set out in clause 2.1 above and in particular shall furnish such information, supply such documents, pay such fees, give such undertakings and do all such acts and things as may be reasonably required by the Joint Global Coordinators (on behalf of the Hong Kong Underwriters), the Hong Kong Stock Exchange and the Registrar of Companies in Hong Kong in connection with the application for the listing of and permission to deal in the Offer Shares and the fulfilment of any of such conditions.

2.3 **Waiver:** The Joint Global Coordinators, for themselves and on behalf of the Hong Kong Underwriters, may, at any time, waive or modify (conditional or unconditional) any or all of the Conditions or extend the deadline for the fulfilment of such Conditions by such number of days or in such manner as they may in their absolute discretion determine.

2.4 **Long-stop date:** In the event that any of the Conditions is not fulfilled, modified or waived, or in the event that the Price Determination Date shall not occur, on or prior to 11 March 2008, this Agreement shall terminate with immediate effect and the provisions of clause 11.2 shall apply.

3. THE HONG KONG PUBLIC OFFERING

3.1 **Hong Kong Public Offering:** The Company will offer the Hong Kong Public Offer Shares for subscription by the public in Hong Kong at a price not to exceed HK$10.70 per H Share, payable in full on application in HK dollars together with relevant brokerage and Hong Kong Stock Exchange trading fee and SFC transaction levy on and subject to the terms and conditions set out in the Hong Kong Public Offering Documents and this Agreement.

3.2 **Appointment:** The Company hereby appoints, to the exclusion of all others:

(a) Citigroup, CSCF and Macquarie to act as joint global coordinators and joint bookrunners of the Global Offering; and

(b) Citigroup, CSCF and Macquarie to act as joint sponsors for the Company in relation to the application to the Hong Kong Stock Exchange for the grant of listing of and permission to deal in the Offer Shares and as joint lead managers of the Hong Kong Public Offering,

and, relying on the representations, warranties and undertakings herein contained and subject as hereafter mentioned, Citigroup, CSCF and Macquarie respectively accept such appointments.

Each such appointment is made on the basis, and on terms, that each appointee is irrevocably authorised to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it absolutely thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company) to any one or more of its affiliates so long as such affiliates are permitted by the applicable law and regulations to discharge the duties conferred upon them by such delegation. Each of the above-named appointees shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

Relying on the warranties of the Hong Kong Underwriters set out in Schedule 6, the Company hereby appoints the Hong Kong Underwriters on the terms and subject to the conditions of this Agreement, and to the exclusion of all others, as underwriters of the Hong Kong Public Offering and, as exclusive agents of the Company, to procure applications for the Hong Kong Public Offer Shares under and in connection with the Hong Kong Public Offering or failing which themselves as principals to subscribe for the Hong Kong Public Offer Shares at the Offer Price together with the relevant brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee. On and subject to the terms and conditions of this Agreement, the Hong Kong Underwriters severally accept such appointment.

The Company acknowledges and agrees that each of the Hong Kong Underwriters is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the Offer Shares (including in connection with determining the terms of the offering contemplated by this Agreement) and (except and solely for the limited purposes set out in Clause 3.14 of this Agreement) not as a financial advisor, agent or fiduciary to the Company or any other person. Any review by the Hong Kong Underwriters of the transactions contemplated by this Agreement or other matters relating to such transactions shall be performed solely for the benefit of the Hong Kong Underwriters and shall not be on behalf of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Hong Kong Underwriters for any breach or alleged breach of fiduciary duty arising in any way from the offering contemplated by this Agreement.

The Hong Kong Underwriters are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters referred to in this paragraph and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated by this Agreement, and the Hong Kong Underwriters shall have no responsibility or liability to the Company with respect thereto.

Save for any written information relating to the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters set out in the Hong Kong Public Offering Documents furnished by them specifically for inclusion therein, none of Hong Kong Underwriters shall have any liability in respect of any omission of information from any Hong Kong Public Offer Documents or any information or statement of fact or opinion contained therein being untrue, incorrect or misleading (it being acknowledged by the parties that the Company and the Directors are solely responsible in this regard).

3.3 **Formal Notice:** The Company will, subject to registration of the Prospectus in accordance with clause 2.1(c), cause the Formal Notice to be published in the newspapers and on the date(s) as the Company and the Joint Sponsors may agree.

3.4 **Prospectus and Application Forms:** The Company will cause such number of copies of the Prospectus together with white and yellow Application Forms as the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) may request to be delivered to the Joint Global Coordinators or as the Joint Global Coordinators may direct for the purpose of issuing the same generally.

3.5 **Application lists:** The application lists for the Hong Kong Public Offer Shares will, subject as mentioned below, open at 11:45 a.m. on the Acceptance Date and will close at 12:00 noon on the same day. In the event of a tropical cyclone warning signal No. 8 or above or a "black" rainstorm warning signal (in any such case, a ***signal***) being in force in Hong Kong at any time between 8:00 a.m. and 12:00 noon on the Acceptance Date then the application lists will open at 11:45 a.m. and close at 12:00 noon on the next Business Day on which no signal remains in force at any time between 8:00 a.m. and 12:00 noon and all

references in this Agreement to the closing of the application lists shall be construed accordingly.

3.6 **Basis of allocation:** The Company agrees that the Joint Global Coordinators shall, in consultation with the Company, have the sole and exclusive right, on and subject to the terms and conditions set out in the Hong Kong Public Offering Documents and this Agreement, to accept or reject (in whole or in part) any applications for Hong Kong Public Offer Shares (including, where the number of Hong Kong Public Offer Shares being applied for exceeds the total number of the Hong Kong Public Offer Shares, the right to determine the basis of allocation of the Hong Kong Public Offer Shares) and the Joint Global Coordinators, without prejudice to clause 3.9 below, may withdraw Offer Shares from the International Offering and, on behalf of the Company, make available such Offer Shares as additional Hong Kong Public Offer Shares to satisfy Valid Applications.

3.7 **Price determination:** The Offer Price shall be fixed by agreement (if agreement can be reached) between the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) in HK dollars after the demand for the International Offering has been determined, which price (exclusive of 1 per cent. brokerage, 0.005 per cent. Hong Kong Stock Exchange trading fee and 0.004 per cent. SFC transaction levy), subject to clause 3.8 below, shall not exceed HK$10.70 per H Share and not be lower than HK$9.93 per H Share. The Offer Price shall upon its determination be recorded in the Hong Kong Pricing Letter to be executed at such time.

3.8 **Changes to Offer Price range and Initial Hong Kong Public Offer Shares:** The Joint Global Coordinators on behalf of the Hong Kong Underwriters may, based on the level of interest expressed by prospective investors during the book-building process, and with the prior written consent of the Company , change the indicative Offer Price range or the number of Initial Hong Kong Public Offer Shares as stated in the Prospectus. In any such case, the Company shall, as soon as practicable following the decision to make such change and in any event not later than the morning of the Acceptance Date, cause to be published in the South China Morning Post and the Hong Kong Economic Times notices of the change in the indicative Offer Price range or the number of Initial Hong Kong Public Offer Shares, as the case may be.

3.9 **Clawback:** In the event that Valid Applications are received pursuant to the Hong Kong Public Offering in respect of (i) 10 times or more but less than 40 times or (ii) 40 times or more but less than 50 times or (iii) 50 times or more, of the aggregate number of the Initial Hong Kong Public Offer Shares, then the total number of Hong Kong Public Offer Shares available under the Hong Kong Public Offering will be increased to 255,900,000, 341,200,000 or 426,500,000 H Shares, respectively, representing approximately 15 per cent. (in the case of (i)) or 20 per cent. (in the case of (ii)) or 25 per cent. (in the case of (iii)) respectively, of the total number of H Shares initially available under the Global Offering (before any exercise of the Over-Allotment Option). In such case, the number of H Shares allocated in the International Offering shall be correspondingly reduced, in such manner as the Joint Global Coordinators deem appropriate, and such additional H Shares will be allocated to Pool A and Pool B (as described in the Prospectus) of the Hong Kong Public Offering for subscription at the Offer Price. The Corporate Placing Shares shall not be subject to any such reallocation. For the avoidance of doubt, the Over-Allotment Option is granted by the Company to the International Underwriters only, and not to the Hong Kong Underwriters.

3.10 **Receiving Bankers:** The Company will prior to the Prospectus Date appoint the Receiving Bankers to act as receiving bankers in connection with the receiving of completed applications for Hong Kong Public Offer Shares and the Nominee in connection with the

receiving and holding of application moneys and any interest accruing thereon, in both cases, on and subject to the terms and conditions of the Receiving Bankers' Agreement.

3.11 **Share Registrar:** The Company will prior to the Prospectus Date appoint the H Share Registrar to provide services in connection with the processing of applications under the Hong Kong Public Offering on and subject to the terms and conditions of the Registrar's Agreement.

3.12 **Further assurance:** Without prejudice to the foregoing obligations, the Company irrevocably undertakes with the Hong Kong Underwriters to do all such other acts and things as may be required by the Joint Global Coordinators for the purpose of the Global Offering and obtaining listing of and permission to deal in the Offer Shares on the Hong Kong Stock Exchange (including in particular taking all reasonable steps to ensure that each of the Directors will sign or cause to be duly signed on their behalf all documents (including the Verification Notes) required to be signed by them as directors of the Company for the purposes of the obtaining of listing of and permission to deal in the Offer Shares on the Hong Kong Stock Exchange) and that it will comply with all requirements so as to enable the listing of and permission to deal in the Offer Shares to commence on the First Dealing Date to be granted by the Listing Committee and to enable such listing to be maintained.

3.13 The Hong Kong Underwriters shall be entitled to enter into sub-underwriting arrangements in respect of any part of their respective underwriting commitments so long as such sub-underwriters are permitted by the applicable law and regulations to discharge the duties conferred upon them by such sub-underwriting. All sub-underwriting commission shall be borne by the relevant Hong Kong Underwriter absolutely.

3.14 Any transaction carried out by the Hong Kong Underwriters within the scope of the appointments, powers, authorities and/or discretions granted in this Agreement shall constitute a transaction carried out at the request of the Company and as agents of the Company. The Hong Kong Underwriters shall not be responsible for any loss or damage to any persons arising from any such transaction (except for any loss or damage directly arising out of any gross negligence, fraud or wilful default of the terms of this Agreement on the part of the party concerned as finally and judicially determined by a competent court in Hong Kong).

4. THE HONG KONG PUBLIC OFFERING DOCUMENTS

4.1 **Issue:** Subject to the Prospectus having been registered by the Registrar of Companies in Hong Kong, the Company will, on the Prospectus Date, issue the Hong Kong Public Offering Documents.

4.2 **Other documents:** Except for the Hong Kong Public Offering Documents or except as otherwise provided pursuant to the provisions of this Agreement or as required by the Hong Kong Stock Exchange, the Company undertakes that it and its agents will not, without the prior written approval of the Joint Global Coordinators, issue, publish, distribute or otherwise make available any document (including any prospectus), material or information in connection with the Hong Kong Public Offering.

5. UNDERWRITING

5.1 **Several underwriting commitments:** On and subject to the terms and conditions of this Agreement and in reliance upon the Warranties, if and to the extent that, by 12:00 noon on the Acceptance Date, there shall remain any Initial Hong Kong Public Offer Shares for which Valid Applications, as subsequently calculated, have not been received (an ***Under-***

Subscription) and to the extent that such initial Hong Kong Public Offer Shares have not been reallocated from the Hong Kong Public Offering to the International Offering, the Hong Kong Underwriters shall, subject to clause 5.7, apply or procure applications for, or failing which themselves as principal apply for, such number of Hong Kong Public Offer Shares in aggregate to the extent of the Under-Subscription at the Offer Price (together with the relevant brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee) in accordance with the terms and conditions set out in the Hong Kong Public Offering Documents (other than as to the deadline for making the application and save as provided in this clause) and shall pay or procure to be paid, in accordance with clause 5.6(b), the full amount payable on application PROVIDED THAT the obligations of the Hong Kong Underwriters in respect of Hong Kong Public Offer Shares under this clause 5.1 shall be several (and not joint and several) on the basis that each Hong Kong Underwriter shall apply or procure applications for, or failing which themselves apply for, the number of Hong Kong Public Offer Shares to which this clause 5.1 applies in the proportions set out against its name in the column headed "Percentage of Hong Kong Public Offering Underwritten" in Schedule 1 .

5.2 **Rights and obligations:** None of the Hong Kong Underwriters will be liable for any failure on the part of any of the other Hong Kong Underwriters to perform its obligations under this clause 5. Notwithstanding the foregoing, each of the Hong Kong Underwriters shall be entitled to enforce any or all of its rights under this Agreement either alone or jointly with the other Hong Kong Underwriters.

5.3 **Acceptance of applications:** The Company agrees with the Hong Kong Underwriters that all Valid Applications received prior to the closing of the application lists and accepted by the Joint Global Coordinators, either in whole or in part, will be accepted by the Company before calling upon the Hong Kong Underwriters or any of them to perform the obligations imposed on them by this clause 5.

5.4 **Calculation of Hong Kong Public Offer Shares applied for:** Following the closing of the application lists on the Acceptance Date, the Company will, in conjunction with the Receiving Bankers and the H Share Registrar, calculate and notify the Joint Global Coordinators of the number of Hong Kong Public Offer Shares for which duly completed Application Forms have been received and will procure that the applications will be processed, and such calculation made, as soon as practicable after the closing of the application lists but in any event before 12:00 noon on the Business Day after the Acceptance Day.

5.5 **Notification of Under-Subscription:** In the event that the number of Hong Kong Public Offer Shares being applied for pursuant to Valid Applications falls short of the total number of Initial Hong Kong Public Offer Shares so that the Hong Kong Underwriters are obliged, subject to clause 5.7, to apply for or procure applicants, or failing which themselves to subscribe for H Shares, pursuant to clause 5.1 for the Hong Kong Public Offer Shares representing the shortfall, the Company will use its best endeavours to procure that the H Share Registrar and/or the Receiving Bankers will as soon as possible and in any event: (a) not later than 5:00 p.m. on the Acceptance Date notify the Joint Global Coordinators on behalf of the Hong Kong Underwriters their best estimates of the number of Hong Kong Public Offer Shares falling to be taken up pursuant to clause 5.1; and (b) not later than 5:00 p.m. on the first Business Day after the Acceptance Date notify the Joint Global Coordinators on behalf of the Hong Kong Underwriters the number of Hong Kong Public Offer Shares falling to be taken pursuant to Clause 5.1.

5.6 **Hong Kong Underwriters' obligations:** Subject to clause 5.7 below, as soon as practicable, and in any event not later than 2:00 p.m. on the second Business Day

immediately after the date on which any notification is made under clause 5.5 and subject to the Conditions having been fulfilled (or waived), each of the Hong Kong Underwriters will:

(a) deliver to the Receiving Banks duly completed Application Form(s) for such number of Hong Kong Public Offer Shares as fall to be taken up by it pursuant to clause 5.1, specifying the names and addresses of the applicants and the number of Hong Kong Public Offer Shares to be allocated to each such applicant; and

(b) at Closing, after the Company has duly allotted, issued and delivered such Hong Kong Public Offer Shares to the Joint Global Coordinators through the facilities of Hongkong Clearing for credit to the CCASS participants' accounts of the applicants, pay, or procure to be paid, to the Company the aggregate amount of the Offer Price for the Hong Kong Public Offer Shares as fall to be taken up by them pursuant to clause 5.1 (subject to the sub-paragraphs below), PROVIDED THAT while such payments may be made through the Joint Global Coordinators on behalf of the Hong Kong Underwriters at their discretion and without obligation, the Joint Global Coordinators shall not be responsible for the failure by any Hong Kong Underwriter (apart from itself in its capacity as a Hong Kong Underwriter) to make such payment. The purchase price payable by the Hong Kong Underwriters for the Hong Kong Public Offer Shares as fall to be taken up by them above shall be at the Offer Price (together with the relevant brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee) and the amount receivable by the Company shall be the Offer Price paid after deduction of:

(i) the underwriting commission of 2.5 per cent. payable pursuant to clause 7.1;

(ii) the aggregate Hong Kong Stock Exchange trading fee (at the rate of 0.01 per cent. of the Offer Price) and the aggregate SFC transaction levy (at the rate of 0.008 per cent. of the Offer Price) payable by the Company and the successful applicants to the Hong Kong Stock Exchange in respect of such Hong Kong Public Offer Shares, which will be arranged to be paid to the Hong Kong Stock Exchange by the Joint Global Coordinators on behalf of the Company; and

(iii) brokerage at the rate of 1 per cent. of the Offer Price paid by the successful applicants under the Hong Kong Public Offering which may be retained by the Hong Kong Underwriters.

The Company shall make the certificates representing the above Hong Kong Public Offer Shares available to Hongkong Clearing for checking at or before 2:00 p.m. on the Business Day before the date of Closing.

5.7 **Reallocation to International Offering:** If an Under-Subscription shall occur, the Joint Global Coordinators shall have the right (but are not obliged) to apply for or procure applications for (subject to and in accordance with this Agreement) or to reallocate to the International Offering (in such proportion as the Joint Global Coordinators consider appropriate) all or any of the Hong Kong Public Offer Shares which any Hong Kong Underwriter is required to apply for pursuant to clause 5.1 provided that if the Joint Global Coordinators have decided to exercise their right under this clause 5.7, they shall notify the Company accordingly. Any application submitted or procured to be submitted by the Joint Global Coordinators or any allocation to the International Offering pursuant to this clause 5.7 and duly subscribed for or purchased by the International Underwriters and/or subscribers or purchasers procured by any one or more of them shall satisfy *pro tanto* the obligation of the Hong Kong Underwriters under this clause 5 and, as between the Hong Kong Underwriters,

on a pro-rata basis and no underwriting commission will be payable to the Hong Kong Underwriters regarding such reallocated H Shares.

5.8 **Cessation of Hong Kong Underwriters' Obligations:** All obligations and liabilities of the Hong Kong Underwriters under this Agreement to subscribe or procure subscribers for Hong Kong Public Offer Shares will cease following due payment in full by or on behalf of the respective Hong Kong Underwriters in accordance with clause 5.6(b) or on the Joint Global Coordinators being notified pursuant to clause 5.4 that the Hong Kong Public Offering is fully subscribed or over-subscribed by Valid Applications.

5.9 **Hong Kong Underwriters' set-off:** The obligation of each Hong Kong Underwriter pursuant to this clause 5 shall be reduced to the extent that valid Underwriters' Applications (as defined in Schedule 4) are made or procured by such Hong Kong Underwriter to be made in accordance with the arrangements set out in Schedule 4 .

5.10 **Liability:** For the avoidance of doubt, the Joint Global Coordinators shall not be responsible or liable to the Company for any breach of the provisions in this Agreement by any Hong Kong Underwriter (other than itself in its capacity as a Hong Kong Underwriter).

6. PAYMENT UNDER THE HONG KONG PUBLIC OFFERING

6.1 **Payment to the Company:** The application moneys with interest thereon but after deduction of all amounts due from the Company under this Agreement held by the Nominee will, in accordance with the provisions of the Receiving Bankers' Agreement, be paid over to the Company after the share certificates for the Hong Kong Public Offer Shares have been despatched or made available to such applicants or delivered by or on behalf of the Company to the successful applicants under the Hong Kong Public Offering through the facilities of Hongkong Clearing for credit to CCASS participants' accounts or made available to such applicants, as the case may be. The Company covenants and agrees that it will pay or cause to be paid, and the Joint Global Coordinators are hereby irrevocably authorised to deduct from application moneys held by the Nominee and to direct the Nominee to make such deduction:

(a) the underwriting commission pursuant to clause 7.1;

(b) such sums as are required to satisfy the payments referred to in clause 6.2 below; and

(c) the fees and expenses described under clause 7.3(n).

6.2 **Brokerage and levies:** The Joint Global Coordinators on behalf of the Hong Kong Underwriters will arrange for the payment by the Nominee on behalf of the Company and successful applicants under the Hong Kong Public Offering:

(a) to members of the Hong Kong Stock Exchange and the Hong Kong Underwriters (as the case may be) of brokerage at the rate of 1 per cent. of the Offer Price paid by successful applicants; and

(b) to the Hong Kong Stock Exchange of the Hong Kong Stock Exchange trading fee and SFC transaction levy at the rate of 0.018 per cent. of the Offer Price,

in respect of Valid Applications for the Hong Kong Public Offer Shares, such amounts to be paid by way of deduction from the application moneys held by the Nominee and the Joint Global Coordinators being authorised to direct the Nominee to make such deduction.

7. COMMISSION AND EXPENSES

7.1 **Underwriting commission:** Subject to this Agreement having become unconditional and not having been terminated in accordance with the terms hereof and in consideration of the services of the Hong Kong Underwriters under this Agreement, the Company will pay to the Joint Global Coordinators, for themselves and on behalf of the other Hong Kong Underwriters, an underwriting commission calculated at the rate of 2.5 per cent. of the Offer Price multiplied by the number of Initial Hong Kong Public Offer Shares less any H Shares reallocated under clause 5.7, and ignoring for this purpose any Claw Back Shares. For the avoidance of doubt, no underwriting commissions in respect of the Claw Back Shares or the H Shares reallocated under clause 5.7 shall be paid to the Hong Kong Underwriters as the relevant underwriting commissions relating to such H Shares will be payable to the Joint Global Coordinators and the relevant International Underwriters in accordance with the International Underwriting Agreement and deducted from the subscription or purchase moneys payable to the Company under the International Underwriting Agreement.

7.2 **Allocation of underwriting commission:** The allocation and distribution of the underwriting commission referred to in clause 7.1 above between the Hong Kong Underwriters shall be separately dealt with in the Agreement Among Hong Kong Underwriters. The payment by the Company to the Joint Global Coordinators of the underwriting commission in the manner set out in clause 6.1 shall be a full and final discharge of the Company's obligations to the Hong Kong Underwriters to pay the underwriting commission and the Company shall not be concerned with the allocation and distribution of the underwriting commission between the Hong Kong Underwriters.

7.3 **Payments:** The Company shall be responsible for all fees, costs and expenses incurred in connection with or incidental to the Hong Kong Public Offering, which shall include but are not limited to the following:

(a) all capital duty (if any), premium duty (if any) and other fees, costs and expenses payable in respect of the creation and issue of the Hong Kong Public Offer Shares;

(b) fees and expenses of the Reporting Accountants;

(c) fees and expenses of the Receiving Bankers and the H Share Registrar;

(d) fees and expenses of Sallmanns (Far East) Limited in connection with the property valuation;

(e) fees and expenses of the legal advisers to the Company;

(f) fees and expenses of any public relations consultants engaged;

(g) fees and expenses of any roadshow coordinators engaged;

(h) fees and expenses related to the application for listing of and permission to deal in the Hong Kong Public Offer Shares on the Hong Kong Stock Exchange;

(i) fees and expenses related to the registration of the Hong Kong Public Offering Documents with any relevant authority, including without limitation, the Registrar of Companies in Hong Kong;

(j) printing and advertising costs;

(k) costs of preparation, printing, dispatch and distribution of the Hong Kong Public Offering Documents;

(l) CCASS transaction fees payable on the initial transfer within CCASS of Hong Kong Public Offer Shares applied for using yellow Application Forms;

(m) costs of printing of share certificates, letters of regret and refund cheques; and

(n) the costs and expenses of the Joint Global Coordinators (including certain fees and expenses of the legal advisers to the Hong Kong Underwriters) with respect to the Global Offering as agreed to in an expenses letter to be signed by the Company and the Joint Global Coordinators prior to the Closing Date.

7.4 If this Agreement shall be terminated or not become unconditional or if the Global Offering is not completed for any reason whatsoever (except in the case of a breach of the obligations of the Hong Kong Underwriters hereof), the Company shall pay all fees, costs, charges and expenses payable by the Company which may have been separately agreed between the Company and the relevant party.

8. STABILISATION AND LIABILITY

8.1 The Stabilising Manager, in connection with the Global Offering, for its own account as principal or on behalf of any Hong Kong Underwriter, but not as agent for the Company, to the extent permitted by applicable laws and regulatory requirements of Hong Kong or elsewhere, over-allocate or effect transactions in the market or otherwise with a view to stabilising or maintaining the market price of the Offer Shares at such prices, in such amounts and in such manner as the Stabilising Manager may determine and at levels other than those which might otherwise prevail in the open market. Such stabilising action, if commenced, may be discontinued at any time. Any expenses and losses resulting from such over-allocation and stabilisation or other transactions effected pursuant to this clause shall be debited, and any profit arising from them shall be beneficially credited, by the Stabilising Manager to a stabilisation account the arrangement regarding which shall be a matter exclusively for the Stabilising Manager, the Hong Kong Underwriters and the International Underwriters governed by the Intersyndicate Agreement, or otherwise as agreed between them. Pending the completion of the Global Offering, each of the Hong Kong Underwriters (other than the Stabilising Manager) undertakes to each other (including the Stabilising Manager) that it will not effect or enter into or cause or authorise any other person to effect or enter into any transactions (in the open market or otherwise) or arrangements, whether in Hong Kong or elsewhere, the object of which would be to stabilise or maintain the market price of the Offer Shares at levels other than those which might otherwise prevail in the open market.

9. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

9.1 **Representations, warranties and undertakings:** The Company represents, warrants and undertakes to the Hong Kong Underwriters and each of them in the terms set out in of Schedule 2 . The Company accepts that each of the Hong Kong Underwriters is entering into this Agreement in reliance upon each of such representations, warranties and undertakings.

9.2 **Separate Warranties:** Each Warranty shall be construed separately and shall not be limited or restricted by reference to or inference from the terms of any other of the Warranties or any other term of this Agreement.

9.3 **Survival:** The Warranties shall remain in full force and effect notwithstanding completion of the Hong Kong Public Offering and all other matters and arrangements referred to or contemplated by this Agreement.

9.4 **Repetition of Warranties:** The Warranties are given on and as at the date of this Agreement with respect to the facts and circumstances subsisting at the date of this Agreement. In addition, the Warranties shall be deemed to be repeated on and as at:

(a) the date on which the Prospectus is registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance;

(b) the date of the Prospectus;

(c) the Acceptance Date;

(d) the Price Determination Date;

(e) immediately prior to the delivery by the Hong Kong Underwriters of duly completed Application Forms and payment for the Hong Kong Public Offer Shares to be taken up, respectively, pursuant to clause 5.6;

(f) the Closing; and

(g) immediately prior to commencement of dealings in the Offer Shares on the Hong Kong Stock Exchange,

in each case, with reference to the facts and circumstances then subsisting.

9.5 **Notice:** The Company undertakes to give notice to the Joint Global Coordinators forthwith of any matter or event coming to its attention prior to the last of the dates on which the Warranties are deemed to be given pursuant to the provisions of clause 9.4 which shows any of the Warranties to be or to have been untrue, inaccurate or misleading or breached.

9.6 **Action to be taken:** If at any time, by reference to the facts and circumstances then subsisting, prior to the last of the dates on which the Warranties are deemed to be repeated pursuant to the provisions of clause 9.4, any matter or event comes to the attention of the Company or any of the Hong Kong Underwriters as a result of which any of the Warranties, if repeated immediately after the occurrence of such matter or event, would be untrue, inaccurate or misleading or which would or might render untrue, inaccurate or misleading any statement, whether of fact or opinion, contained in any of the Hong Kong Public Offering Documents or the Formal Notice if the same were issued immediately after the occurrence of such matter or event, the Company or such Hong Kong Underwriter (as the case may be) shall forthwith notify the Joint Global Coordinators and, but without prejudice to any other rights of any party, the Company and the Joint Global Coordinators on behalf of the Hong Kong Underwriters shall forthwith consult with a view to agreeing, if the Prospectus has already been registered with the Registrar of Companies in Hong Kong or distributed (as the case may be), what announcement or circular or document, if any, should be issued, published, distributed or made available or what other act or thing should be done. The Company and the Hong Kong Underwriters agrees not to issue, publish, distribute or make publicly available any such announcement, circular or document without the prior written consent of the Joint Global Coordinators (for themselves respectively and on behalf of the Hong Kong Underwriters), except as required by applicable laws or regulations or rules of the relevant stock exchange, in which case the Company and the Hong Kong Underwriters shall first

consult the Joint Global Coordinators (for themselves respectively and on behalf of the Hong Kong Underwriters) before such issue, publication or distribution.

9.7 **Further obligations:** The Company will not, and will procure that none of its affiliates will:

(a) do or omit to do anything which is likely to cause any of the representations, undertakings or warranties given pursuant to clause 9 to be untrue in any respect at any time immediately prior to the commencement of dealings in the Offer Shares on the Hong Kong Stock Exchange (assuming such representations or warranties to be repeated at the relevant time with reference to the facts and circumstances then subsisting); or

(b) at any time immediately prior to the commencement of dealings in the Offer Shares on the Hong Kong Stock Exchange enter into any contract or commitment of an unusual or onerous nature, whether or not that contract or commitment, if entered into prior to the date hereof, would constitute a material contract or a material commitment for the purpose of the Prospectus.

9.8 **Waiver:** Save and except for any loss or damage finally judicially determined to have been caused solely by the gross negligence, wilful default or fraud on the part of any of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters, no claim shall be made against the Joint Global Coordinators or against any Indemnified Person referred to in clause 12 by the Company to recover any damage, cost, charge or expense which the Company may incur or suffer by reason of or arising out of the carrying out by the Joint Global Coordinators or the Hong Kong Underwriters or the Joint Sponsors or any of them pursuant hereto or the performance of their respective obligations hereunder or otherwise in connection with the Hong Kong Public Offering Documents, the Global Offering and any associated transactions (whether in performance of its duties as underwriter or financial adviser or otherwise). Specifically (but without prejudice to the generality of the foregoing), none of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters shall have any liability or responsibility whatsoever for any alleged insufficiency of the Offer Price or any dealing price of the Offer Shares.

9.9 **Representations, Warranties and Undertakings of the Hong Kong Underwriters:** Each of the Hong Kong Underwriters severally (and not jointly or jointly and severally) for and on behalf of itself only represents, warrants and undertakes to the Company in the terms set out in Schedule 6.

10. FURTHER UNDERTAKINGS

10.1 **The Company:** The Company undertakes to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters that:

(a) the Company will comply in all respects with the terms and conditions of the Hong Kong Public Offering and, in particular, without limitation:

(i) to comply with, and assist the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters in complying with, the obligations imposed upon it or the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters (as the case may be) by the Companies Ordinance and the Hong Kong Listing Rules in respect of or by reason of the making of the Hong Kong Public Offering including, but without limitation, the making of all necessary filings with the Registrar of Companies in Hong Kong and the

Hong Kong Stock Exchange and the making available for inspection in Hong Kong of the documents and in the manner referred to in the paragraph headed "Documents available for inspection" of Appendix X to the Prospectus during the period specified in that paragraph;

(ii) to allot and issue the Hong Kong Public Offer Shares to successful applicants under the Hong Kong Public Offering and, if any of the Hong Kong Public Offer Shares falls to be taken up pursuant to clause 5.1, to the applicants under clause 5.6 or, as the case may be, as the Joint Global Coordinators direct; and

(iii) as soon as practicable following announcement of the basis of allocation of the Hong Kong Public Offer Shares and in any event no later than (subject to this Agreement not having been terminated prior to) 2:00 p.m. on 12 March 2008 (or such other time as may be determined in accordance with the terms of the Hong Kong Public Offering Documents), to cause definitive share certificates representing the Hong Kong Public Offer Shares to be posted or made available for collection in accordance with the terms of the Hong Kong Public Offering to successful applicants or, as the case may be, procure that the share certificates for Hong Kong Public Offer Shares in respect of which successful applicants have elected for delivery into CCASS shall be duly delivered to the depositary for Hongkong Clearing for credit to the stock account of such CCASS participant(s) as may be specified for such purpose by or on behalf of the relevant applicant;

(b) the Company will use its best endeavours to procure that the H Share Registrar and the Receiving Bankers will comply with all the terms of their respective appointments and will do all such acts and things as may be required to be done by each of them and by the time specified or necessary in connection with the Global Offering and in particular, but without limitation, the Registrar's Agreement and the Receiving Bankers' Agreement, respectively. None of the terms of the appointments of the H Share Registrar and the Receiving Bankers shall be amended without the prior written consent of the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) which consent shall not be unreasonably withheld or delayed;

(c) the Company will comply with the Hong Kong Listing Rules in relation to supplemental listing documents and further agrees not to issue, publish, distribute or make available any announcement, circular or document in connection with the Hong Kong Public Offering as contemplated above without the prior written consent of the Joint Global Coordinators;

(d) as soon as practicable, the Company will deliver to the Hong Kong Stock Exchange the declaration substantially in the form set out in Appendix 5, Form F of the Hong Kong Listing Rules acceptable to the Hong Kong Stock Exchange;

(e) the Company will procure that none of its connected persons (as defined in the Hong Kong Listing Rules) will (or through a company controlled by such connected person) apply for any Offer Shares either in his or its own name or through nominee(s) unless permitted to do so under the Hong Kong Listing Rules and obtain confirmation to that effect;

(f) the Company will use all of the net proceeds received by it pursuant to the Global Offering in the manner specified in the Prospectus in the section "Future Plans and Use of Proceeds;

(g) except pursuant to the Global Offering (including pursuant to the A Share Offering and the Over-Allotment Option), at any time after the date of this Agreement up to and including the date falling six months from the date on which dealings in the H Shares commence on the Stock Exchange, the Company will not without the Joint Global Coordinators' prior written consent (subject to the requirements set out in the Hong Kong Listing Rules) (i) offer, pledge, charge, allot, issue, sell, contract to allot, issue or sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase or subscribe for, lend or otherwise transfer or dispose of, either directly or indirectly, or repurchase, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital, whether any of the foregoing transactions described in limb (i) or (ii) above is to be settled by delivery of share capital or such other securities, in cash or otherwise or publicly disclose that the Company will or may enter into any transaction described above, PROVIDED THAT the foregoing restrictions shall not apply to the issue of A Shares under the A Share Offering or the issue of H Shares by the Company pursuant to the Global Offering (including pursuant to the Over-Allotment Option) or the issue of warrants of the Company by any Joint Global Coordinator or Joint Sponsors, and the Company further agrees that, in the event of an issue or disposal of any H Shares or any interest therein after the date falling six months from the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange, it will take all reasonable steps to ensure that such an issue or disposal will not create a disorderly or false market for the H Shares; and

(h) the Company will pay any tax, duty, levy, fee or other charge or expense (if any) which may be payable in the PRC and Hong Kong, whether pursuant to the requirement of any law, rule or regulation or otherwise, in connection with the creation, allotment and issue or the sale and transfer (as the case may be) of the Offer Shares, the Global Offering, or the execution and delivery of, and the performance of any of the provisions under, this Agreement.

10.2 **Foreign exchange:** The Company shall :

(a) use its best endeavours to obtain and maintain all approvals, consents, permissions and authorisations (if any) required in the PRC by the Company to acquire its required foreign exchange; and

(b) following completion of the Global Offering, use its best endeavours to ensure that it has sufficient foreign exchange to meet payment of any dividends which may be declared in respect of the H Shares.

10.3 **Effect of undertakings:** The undertakings in this clause 10 shall remain in full force and effect notwithstanding the completion of the Global Offering and all matters contemplated in this Agreement.

11. TERMINATION

11.1 **Termination by the Joint Global Coordinators:** The obligations of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Public Offer Shares under this Agreement are subject to termination, if, at any time prior to 8:00 a.m. on the day that trading in the H Shares commences on the Hong Kong Stock Exchange:

(a) there develops, occurs, exists or comes into force:

(i) any new law or regulation or any change in existing law or regulation, or any change in the interpretation or application thereof by any court or other competent authority in or affecting Hong Kong, China, the United States, United Kingdom or Japan (each a ***Relevant Jurisdiction***); or

(ii) any change or development involving a prospective change or development in local, national, regional or international financial, political, military, industrial, economic, currency market, fiscal or regulatory or market conditions (including, without limitation, conditions in stock and bond markets, money and foreign exchange markets and inter-bank markets) in or affecting any Relevant Jurisdiction; or

(iii) any change or development in the financial markets in any Relevant Jurisdiction or generally in the international financial markets; or

(iv) any event or series of events in the nature of force majeure (including, without limitation, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of terrorism (whether or not responsibility has been claimed) or acts of God,) in or affecting any Relevant Jurisdiction; or

(v) any local, national, regional or international outbreak or escalation of hostilities (whether or not war is or has been declared) or other state of emergency or calamity or crisis in or any Relevant Jurisdiction; or

(vi) (A) any suspension or limitation on trading in shares or securities generally on the Hong Kong Stock Exchange, the New York Stock Exchange, the London Stock Exchange, the Shanghai Stock Exchange or the Tokyo Stock Exchange or (B) a general moratorium on commercial banking activities in any Relevant Jurisdiction declared by the relevant authorities, or a material disruption in commercial banking activities or foreign exchange trading or securities settlement or clearance services in or affecting any Relevant Jurisdiction; or

(vii) any change or prospective change in taxation or exchange controls, currency exchange rates or foreign investment regulations in any Relevant Jurisdiction adversely affecting an investment in the H Shares,

and which, in any such case and in the sole opinion of the Joint Global Coordinators (for themselves and on behalf of the other Hong Kong Underwriters),

(A) is or will be or is likely to be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company or its subsidiaries as a whole; or

(B) has or will have or is likely to have a material adverse effect on the success of the Global Offering or the level of Offer Shares being applied for or accepted or the distribution of Offer Shares and/or make it impracticable or inadvisable for any part of this Agreement, the Hong Kong Public Offering or the Global Offering to be performed or implemented as envisaged; or

(C) makes or will or is likely to make it impracticable or inadvisable to proceed with the Hong Kong Public Offering and/or the Global Offering or the delivery of the Offer Shares on the terms and in the manner contemplated by the Prospectus; or

(b) there has come to the notice of the Joint Global Coordinators or any of the Hong Kong Underwriters:

(i) that any statement contained in the Prospectus, the Application Forms, the Formal Notice and any announcements in the agreed form issued by the Company in connection with the Hong Kong Public Offering (including any supplement or amendment thereto) was, has or may become untrue, incorrect or misleading in any material respect; or

(ii) any matter has arisen or has been discovered which would or might, had it arisen immediately before the date of the Prospectus, not having been disclosed in the Prospectus, constitutes a material omission therefrom; or

(iii) any of the representations, warranties and undertakings given by the Company in this Agreement is (or might when repeated be) untrue, incorrect or misleading in any material respect; or

(iv) any event, act or omission which gives or may give rise to any material liability of the Company pursuant to the indemnities given by it under this Agreement; or

(v) any material breach of any of the obligations of the Company under this Agreement; or

(vi) any material adverse change or prospective material adverse change in the business, properties, results of operations, in the financial or trading position or prospects of the Company or its subsidiaries, as a whole; or

(vii) any material litigation or claim being threatened or instigated against the Company or any of its subsidiaries,

then the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) may, in their sole discretion (and, in the case of paragraph (a) above, after consultation with the Company where practicable) and upon giving notice to the Company, terminate this Agreement with immediate effect.

11.2 **Consequences of termination:** Upon the termination of this Agreement pursuant to the provisions of clause 2.4 or clause 11.1:

(a) each of the parties hereto shall cease to have any rights or obligations under this Agreement, save in respect of the provisions of this clause and clauses 3.2, 12, 18, 22 and 24 and any rights or obligations which may have accrued under this Agreement prior to such termination; and

(b) with respect to the Hong Kong Public Offering, all payments made by the Hong Kong Underwriters or any of them pursuant to clause 5.6 and/or by successful applicants under Valid Applications shall be refunded forthwith (in the latter case, the Company shall procure that the H Share Registrar and the Nominee despatch refund cheques to

all applicants under the Hong Kong Public Offering in accordance with the Registrar's Agreement and the Receiving Bankers' Agreement).

12. INDEMNITY

12.1 **Indemnity:** The Company undertakes to indemnify and keep indemnified (on an after-tax basis) and hold harmless on demand each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters (for itself and on trust for its directors, officers, employees, agents, assignees and affiliates (the ***Related Parties***)) (each an ***Indemnified Person***) from and against (i) all and any actions, claims (whether or not any such claim involves or results in any actions or proceedings), demands, investigations and proceedings from time to time made or brought or threatened to be made or brought (together the ***Actions***) against, and (ii) all losses, damages, liabilities, payments, costs or expenses including legal fees and taxes (including stamp duty and any penalties and/or interest arising in respect of any taxes) (including, without limitation, all payments, costs or expenses made or incurred arising out of or in connection with the settlement of any Actions or in investigating, disputing or defending the same or the enforcement of any such settlement or any judgment obtained in respect of any Actions) (together the ***Losses***) which may be suffered, made or incurred by, an Indemnified Person (with such amount of indemnity to be paid to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters to cover all the Actions against and Losses incurred by such party and its Related Parties) in connection with:

(a) the performance by any of the Joint Global Coordinators, the Joint Sponsors, the Hong Kong Underwriters or any of them of its or their obligations under this Agreement; or

(b) the issue, publication, distribution or making available of any of the Hong Kong Offering Documents, Web Proof Information Pack or the Preliminary Offering Circular or the Final Offering Circular (including any amendment thereof or supplement thereto) and/or any announcement whatsoever in connection with the Global Offering (whether or not approved by the Joint Global Coordinators pursuant to clause 18); or

(c) the allotment and issue or the sale and transfer, as the case may be, of the Offer Shares; or

(d) any breach or alleged breach on the part of the Company of any of the provisions of this Agreement or the International Underwriting Agreement; or

(e) any of the Warranties being untrue, inaccurate or misleading or otherwise breached or being alleged by any third party to be untrue, inaccurate or misleading or otherwise breached; or

(f) any statement, estimate or forecast contained in the Prospectus or other Hong Kong Public Offering Documents being, or being alleged to be, untrue, inaccurate, incomplete or misleading or the fact or any allegation that the Prospectus does not, or did not, contain all information material in the context of the Hong Kong Public Offering or otherwise required to be state therein; or

(g) the settlement of any investigation or proceeding by any Governmental Authority, commenced or threatened in connection with the Global Offering;

(h) the Global Offering failing or being alleged to fail to comply with the requirements of the Hong Kong Listing Rules or any statute or statutory regulation of any applicable

jurisdiction, or any condition or term of any approvals in connection with the Global Offering; or

(i) any act or omission by the Company and any members of the Group in relation to the Global Offering; or

(j) otherwise, howsoever, in connection with the Hong Kong Public Offering and the underwriting thereof,

PROVIDED THAT the above indemnity in respect of any Action or Loss shall not be available to any Indemnified Person to the extent that such Action or Loss is finally judicially determined to have been caused solely by the gross negligence, wilful default or fraud on the part of such Indemnified Person; and any settlement or compromise of any Action or Loss by any of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters or any other Indemnified Person shall be made without prejudice to any claim, action or demand any of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters or any other Indemnified Person may have or make against the Company under this clause or otherwise under this Agreement.

12.2 **Legal counsel:** Counsel to the Indemnified Persons shall be selected by the Joint Global Coordinators. The Company may participate at its own expense in the defence of any such action; provided, however, that counsel to the Company shall not (except with the consent of the Indemnified Person) also be counsel to the relevant Indemnified Person.

12.3 **Settlement:** The Company shall not, without the prior written consent of the relevant Indemnified Person or the Hong Kong Underwriter of which such Indemnified Person is a Related Party, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding, commenced, pending or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this clause, whether or not the Indemnified Persons are actual or potential parties thereto.

12.4 **No limitations:** The provisions of the indemnities contained in this clause are not affected by any other forms (including any limitations) set out in this Agreement.

12.5 **Tax:** If a payment under this clause 12 will be or has been subject to tax, the indemnifying party shall pay the relevant Indemnified Person on demand (after taking into account any tax payable in respect of the amount and treating for these purposes as payable any tax that would be payable but for a relief, clearance, deduction or credit) that will ensure that the relevant Indemnified Person receives and retains a net sum equal to the sum it would have received had the payment not been subject to tax.

13. REMEDIES AND WAIVERS

13.1 **Delay or omission:** No delay or omission on the part of any party hereto in exercising any right, power or remedy under this Agreement shall:

(a) impair such right, power or remedy; or

(b) operate as a waiver thereof.

13.2 **Partial exercise:** The single or partial exercise of any right, power or remedy under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

13.3 **Rights cumulative:** The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

14. ASSIGNMENT

14.1 This Agreement shall be binding on, and enure for the benefit of, the parties hereto and their respective successors, personal representatives and permitted assigns.

14.2 The Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters or any of them may assign to any of their respective affiliates the benefits of and interests and rights in or arising under this Agreement. Save as aforesaid, no other party hereto shall assign or transfer all or any part of any benefit of, or interest or right in, this Agreement, or any benefit, interest, right or obligation arising under this Agreement.

15. FURTHER ASSURANCE

15.1 The Company shall from time to time, on being required to do so by the Joint Global Coordinators now or at any time in the future do or procure the doing of such acts and/or execute or procure the execution of such documents as the Joint Global Coordinators may reasonably require to give full effect to this Agreement and securing to the Hong Kong Underwriters or any of them the full benefit of the rights, powers and remedies conferred upon them or any of them in this Agreement.

16. ENTIRE AGREEMENT

16.1 This Agreement and any other documents referred to in this Agreement constitute the whole and only agreement between the Company, the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters relating to the underwriting of the Hong Kong Public Offering and supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating thereto made or given by any other party or any other person, whether or not in writing, at any time prior to the execution of this Agreement (***Pre-contractual Statements***).

16.2 Each party hereto acknowledges that in entering into this Agreement on the terms set out in this Agreement it is not relying upon any Pre-contractual Statement which is not expressly set out herein or the documents referred to herein.

16.3 No party shall have any right of action (except in the case of fraud) against any other party to this Agreement arising out of or in connection with any Pre-contractual Statement except to the extent that such Pre-contractual Statement is repeated in this Agreement or the documents referred to herein.

16.4 This Agreement may only be varied in writing and signed by each of the parties hereto.

17. NOTICES

17.1 **Form:** Any notice or other communication given or made under this Agreement shall be in writing (other than writing on the screen of a visual display unit or other similar device which shall not be treated as writing for the purpose of this clause) and shall, unless otherwise specified, be in English.

17.2 **Delivery:** Any such notice or other communication shall be addressed as provided in clause 17.3 and, if so addressed, shall be deemed to have been duly given or made as follows:

(a) if sent by personal delivery, upon delivery at the address of the relevant party;

(b) if sent by post, two Business Days (if posted within Hong Kong) or five Business Days (if posted abroad) after the date of posting; and

(c) if sent by facsimile, upon despatch to the facsimile number of the recipient, with the production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient and provided that a confirmation copy of such notice or communication shall be sent by post to the addressee concerned not later than the Business Day immediately following the date of despatch of the facsimile.

17.3 **Addresses:** The relevant addressee, address and facsimile number of the Company for the purposes of this Agreement, subject to clause 17.4, are set out below. The relevant addressee, address and facsimile number of Citigroup, CSCF and Macquarie are set out in Schedule 1 hereto.

The Company

Address:	East, No. 40 Fuxing Road, Haidian District Beijing, China
Attention:	LI Tingzhu
Facsimile No.:	+8610 5188 8666

Citigroup

Address:	50/F, Citibank Tower, 3 Garden Road, Central, Hong Kong
Attention:	Sheng Wu / Ling Zhang
Facsimile No.:	+852 3018 7139 / +852 3018 7626

CSCF

Address:	26/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Attention:	Head of ECM / Head of Corporate Finance
Facsimile No.:	+852 2545 0002 / +852 2169 0801

Macquarie

Address:	19/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Attention:	Roger de Basto / Karen Chan
Facsimile No.:	+852 2249 3252 / +852 2823 3793

17.4 **Change:** A party may notify the other parties to this Agreement of a change to its relevant addressee, address or facsimile number for the purposes of clause 17.3 or Schedule 1 (as the case may be) provided that such notification shall only be effective on:

(a) the date specified in the notification as the date on which the change is to take place; or

(b) if no date is specified or the date specified is earlier than the date on which a notice is deemed under clause 17.2 above to have been duly given, the date on which such notice is so deemed to have been duly given.

18. ANNOUNCEMENTS

18.1 **No announcement:** Subject to clause 18.2, no announcement concerning the Hong Kong Public Offering or any ancillary matter shall be made by any of the parties hereto without the prior written approval of the Joint Global Coordinators.

18.2 **Permitted announcements:** Any party hereto may make an announcement concerning the Hong Kong Public Offering or any ancillary matter if and to the extent:

(a) required by law or by an order of a court of competent jurisdiction;

(b) required by any securities exchange or regulatory or governmental body to which such party is subject or submits, wherever situated, including, without limitation, the Hong Kong Stock Exchange and the Shanghai Stock Exchange, whether or not the requirement has the force of law; or

(c) the Joint Global Coordinators have given prior written approval to the making of the announcement,

provided that in relation to (a) and (b) above any such announcement shall be made only after consultation with the Joint Global Coordinators.

18.3 **Period:** The restrictions contained in this clause shall continue to apply for a period of three months after the execution of this Agreement. The Company shall procure compliance by its subsidiaries and affiliates with the provisions of this clause.

19. TIME OF ESSENCE

Any date or period referred to in this Agreement may be extended by mutual agreement among the Company and the Joint Global Coordinators (for themselves and for and on behalf of the Joint Global Coordinators and the other Hong Kong Underwriters). Save as otherwise expressly provided, time is of the essence of this Agreement.

20. INVALIDITY

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, which shall not affect or impair:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

21. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with Hong Kong law.

22. DISPUTE RESOLUTION

22.1 **Arbitration:** Any dispute arising out of or in connection with this Agreement including any question regarding its existence, validity or termination, shall be finally resolved by the UNCITRAL Rules, which Rules are deemed to be incorporated by reference into this clause. Notwithstanding this, each of the Joint Global Coordinators, the Joint

Sponsors and the Hong Kong Underwriters shall have the sole right to commence proceedings or pursue claims (including any third party claims in proceedings in which it is joined as a defendant) in any court of competent jurisdiction in relation to any dispute arising out of or in connection with this Agreement. Once a dispute is referred to arbitration or court proceedings are commenced, the other party or parties to the arbitration or court proceedings shall submit to respectively the arbitration or the jurisdiction of the court in which such proceedings have been commenced.

22.2 **Place of arbitration:** The place of arbitration shall be the HKIAC.

22.3 **Arbitral tribunal:** The arbitral tribunal shall be composed of three arbitrators. The appointing authority shall be HKIAC.

22.4 **Governing law of arbitration:** The governing law of the arbitration proceedings will be the law of Hong Kong.

22.5 **Language:** The language to be used in the arbitral proceedings shall be English.

22.6 **Waiver:** Each of the parties hereto irrevocably waives (and irrevocably agrees not to raise) any objection which it may now or hereafter have to the laying of the venue of any proceedings in any court of competent jurisdiction and any claim of forum non conveniens and further irrevocably agrees that a judgment in any proceedings brought in any court referred to in this clause shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

22.7 **Appointment of process agent:** The Company hereby irrevocably authorises and appoints Law Chun Biu of Room 819, Block F, Lok Man Sun Chuen, To Kwa Wan, Kowloon, Hong Kong (or such persons, being resident in Hong Kong, as the Company may from time to time appoint as the Company's agents for service pursuant to the requirements of Part XI of the Companies Ordinance) to accept service of all legal process, including service of a notice of arbitration under the Rules of the HKIAC, arising out of or connected with this Agreement and service on such persons shall be deemed to be service on the Company.

22.8 **Commencement in other jurisdiction:** Should court proceedings be commenced by any of the Joint Global Coordinators, the Joint Sponsors or the Hong Kong Underwriters in any jurisdiction other than Hong Kong, upon being given notice of such proceedings in writing, the party against whom such proceedings have been brought shall immediately appoint an agent to accept service of process in that jurisdiction and shall give notice to the relevant Joint Global Coordinator, Joint Sponsor or Hong Kong Underwriter of the details and address for service of such agent.

23. IMMUNITY

To the extent that any party hereto may in any court proceedings arising out of or in connection with this Agreement or in any proceedings taken for the enforcement of any determination, decision, order or award made in such court proceedings claim for itself or its assets immunity from suit or other legal process or to the extent that in any such court or enforcement proceedings there may be attributed to itself or its assets such immunity (whether or not claimed), such party hereby irrevocably waives such immunity and consents, in respect of any such court or enforcement proceedings, to the giving of any relief or the issue of any process including, without limitation, the making, enforcement or execution against property whatsoever (irrespective of its use or intended use) to the full extent permitted by applicable laws.

24. JUDGMENT CURRENCY INDEMNITY

24.1 If for the purposes of obtaining judgment in any court by the Company or any of the Joint Global Coordinators or any of the Joint Sponsors or a Hong Kong Underwriter as the case may be (for the purposes of this clause 24, the ***Claiming Party***) it is necessary to convert a sum due hereunder into any currency other than Hong Kong dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures such Claiming Party could purchase Hong Kong dollars with such other currency in Hong Kong on the Business Day preceding that on which final judgment is given.

24.2 The obligation of any party hereto in respect of any sum due from such party (for the purposes of this clause 24, the ***Obligor***) to any Claiming Party shall, notwithstanding any judgment in a currency other than Hong Kong dollars, not be discharged until the first Business Day following receipt by such Claiming Party of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Claiming Party may in accordance with normal banking procedures purchase Hong Kong dollars with such other currency.

24.3 If the Hong Kong dollars purchased pursuant to this clause are less than the sum originally due to the Claiming Party, such Obligor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Claiming Party against such loss.

24.4 If the Hong Kong dollars purchased pursuant to this clause are greater than the sum originally due to the Claiming Party, the Claiming Party agrees, as a separate obligation and notwithstanding any such judgment, to repay to the Obligor an amount equal to the excess of the Hong Kong dollars so purchased over the sum originally due hereunder to the Claiming Party.

25. COUNTERPARTS

25.1 This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

25.2 Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

26. LANGUAGE

This Agreement is made in the English language. For the avoidance of doubt, in the event of inconsistency, this English language version shall prevail over any Chinese translation of this Agreement.

IN WITNESS WHEREOF this Agreement has been executed under hand by or on behalf of the parties hereto the day and year first above written.

SCHEDULE 1

HONG KONG UNDERWRITERS

Name	Address and Facsimile Number	Percentage of Hong Kong Public Offering Underwritten	Number of Hong Kong Public Offer Shares Underwritten
Citigroup Global Markets Asia Limited	50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong Fax No.: (852) 2501 8105	40.0%	68,240,000
CITIC Securities Corporate Finance (HK) Limited	26/F CITIC Tower 1 Tim Mei Avenue, Central, Hong Kong Fax No.: (852) 2169 0801	10.0%	17,060,000
Macquarie Securities Limited	19/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Fax No.: (852) 2823 3793 / (852) 2249 3252	40.0%	68,240,000
DBS Asia Capital Limited	22nd Floor, The Center, 99 Queen's Road Central, Hong Kong Fax No.: (852) 2868 0250	2.0%	3,412,000
ICEA Securities Limited	26th Floor, ICBC Tower, 3 Garden Road, Central, Hong Kong Fax No.: (852) 2525 2243	2.0%	3,412,000
China Everbright Securities (HK) Limited	36/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax No.: (852) 2156 9718	1.0%	1,706,000
First Shanghai Securities Limited	19th Floor, Wing On House, 71 Des Voeux Road Central, Hong Kong Fax No.: (852) 2810 6789	1.0%	1,706,000
Guotai Junan Securities (Hong Kong) Limited	27th Floor, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong	1.0%	1,706,000

	Fax No.: (852) 2509 7791		
Shenyin Wanguo Capital (H.K.) Limited	28th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong Fax No.: (852) 2522 5442	1.0%	1,706,000
Taifook Securities Company Limited	25th Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong Fax No.: (852) 2526 4652	1.0%	1,706,000
VC Brokerage Limited	28th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong Fax No.: (852) 3162-8368	1.0%	1,706,000
		100.00%	**170,600,000**

SCHEDULE 2

THE WARRANTIES

1. All material information supplied or disclosed in writing or orally and used as the basis of information contained in the Hong Kong Public Offering Documents, including without limitation, the Verification Notes and the answers and documents referred to therein (and any new or additional information serving to update or amend the Verification Notes supplied or disclosed in writing prior to the date of this Agreement) by the Company or any other member of the Group or their respective directors or employees, the Reporting Accountants or the legal and other professional advisers to the Hong Kong Underwriters for the purposes of the Hong Kong Public Offering is true and accurate in all material respects and not misleading in a material respect and all forecasts and estimates so supplied or disclosed have been made after due, careful and proper consideration, are based on assumptions referred to in the Hong Kong Public Offering Documents (to the extent there are any) and represent reasonable and fair expectations honestly held based on facts known to such persons (or any of them) provided, however, this representation and warranty shall not apply to statements in or omission from the Hong Kong Public Offering Documents or any amendment thereto made in reliance upon and in conformity with the information furnished in writing to the Company by or on behalf of the Joint Sponsors or the Hong Kong Underwriters specifically for inclusion therein as set out in clause 3.2.

2. All statements of fact contained in the Hong Kong Public Offering Documents are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be true and accurate in all material respects and not misleading in a material respect (in light of the circumstances under which they are made) and there are no facts known or which on reasonable enquiry could have been known to the Company, any other member of the Group and/or the Directors of them which are not disclosed in the Hong Kong Public Offering Documents the omission of which would make any statement therein misleading in a material respect or which in the circumstances of the Hong Kong Public Offering are material for disclosure therein provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by a Hong Kong Underwriter expressly for use therein as set out in clause 3.2. All expressions of opinion or intention therein are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be made on reasonable grounds and are and will be truly and honestly held by the Directors and are and will be fairly based and there are and will be no other facts known or which could on reasonable inquiry have been known to the Directors the omission of which would make any such statement or expression misleading in a material respect or which will or would likely be material in the context of the Hong Kong Public Offering. The Hong Kong Public Offering Documents conform to the requirements of the Companies Ordinance and the Hong Kong Listing Rules so far as applicable.

3. To the extent waived by the Hong Kong Stock Exchange and the SFC, the Web Proof Information Pack, the Prospectus, the Formal Notice and the Application Forms contain all information and particulars required to comply with all statutory and other provisions (including, without limitation, the Companies Ordinance and the rules and regulations of the Hong Kong Stock Exchange) so far as applicable.

4. All forecasts and estimates contained in the Hong Kong Public Offering Documents are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be made after due and proper consideration, are and will be based

on assumptions referred to in the Hong Kong Public Offering Documents in which such forecasts and estimates are contained, and represent reasonable and fair expectations honestly held based on facts known to the Company, any other member of the group and/or the Directors of them and there are and will be no other material assumptions on which such forecasts or estimates are based other than the assumptions referred to in the Hong Kong Public Offering Documents in which such forecasts or estimates are contained or on which such forecasts or estimates ought reasonably to have been based which have not been made. In particular (but without limitation):

(a) the statements relating to the estimates of profit and earnings per H Share in the Prospectus and dividend policy contained in the Prospectus under the headings "Financial Information - Profit Estimate" and "Financial Information – Dividend Policy" represent the true and honest belief of the Directors arrived at after due, proper and careful consideration and enquiry and there are currently no material capital commitments of the Company which have not been disclosed in the Prospectus;

(b) the statements contained in the Prospectus under the heading "Future Plans and Use of Proceeds" represent the true and honest belief of the Directors arrived at after due, proper and careful consideration and enquiry;

(a) the statements contained in the Prospectus relating to the Group's indebtedness as at close of business on 30 November 2007 are true and accurate in all material respects and all material developments in relation to the Company's indebtedness have been disclosed;

(b) the statements relating to working capital contained in the Prospectus under the heading "Financial Information" represent the true and honest belief of the Directors arrived at after due, careful and proper consideration and enquiry;

(c) the statements relating to the Group's liquidity and capital resources contained in the Prospectus under the heading "Financial Information" are true and accurate in all material respects;

(d) the interests of the Directors and Supervisors in the share capital of the Company and in contracts with the Company and other members of the Group are fairly and accurately disclosed in the Prospectus; and

(e) the statements contained in the Prospectus under the headings "Risk Factors" are accurate and represent the true and honest belief of the Directors arrived at after due, proper and careful consideration.

5. The Web Proof Information Pack, the Prospectus, the Formal Notice (and any other public notice or announcement) and the Application Forms contain all information and particulars required to comply with all statutory and other provisions (including, without limitation, the Companies Ordinance and the Hong Kong Listing Rules) so far as applicable. All material contracts or documents to which any member of the Group is a party which are required to be described in the Prospectus or filed with the Prospectus with the Hong Kong Registrar of Companies will be so described and filed.

6. The Prospectus contains and, when it is issued, will contain all such information, as investors would reasonably expect to find there, for the purpose of making an informed

assessment of the assets and liabilities, financial position, profits and losses, and prospects of the Group and the rights attaching to the Shares.

7. No material information was withheld from the Reporting Accountants for the purposes of their preparation of their reports contained in Appendix I to the Prospectus and all information given to the Reporting Accountants for such purposes was given in good faith and, to the best of the knowledge, information and belief of the Directors after due, proper and careful consideration, the factual contents of such report are true and accurate in all material respects and no material fact or matter has been omitted.

8. No material information was withheld from the Reporting Accounts for the purposes of their review of the estimates of profits and earnings per share of the Company contained in the Prospectus or their review of the Company's working capital projections or their review of the Company's financial reporting procedures.

9. All necessary authorities have been obtained from the holders of existing issued Shares in the capital of the Company and others in Hong Kong and the PRC to enable the Hong Kong Public Offer Shares to be issued to the applicants and/or placees therefore under the Hong Kong Public Offering and the Company has power under its Articles of Association to issue the Hong Kong Public Offer Shares pursuant to the Hong Kong Public Offering without any further action.

10. Save as contemplated in the provisions of this Agreement, neither the Company nor any of its officers or Directors has taken, or will take, directly or indirectly, any action designed to stabilize or manipulate the price of the Hong Kong Public Offer Shares or which has constituted or which in the future would reasonably be expected to cause or result in stabilization or manipulation of the price of any of the H Shares.

11. This Agreement, the Receiving Banker's Agreement and the Registrar's Agreement have been or will be duly authorized, executed and delivered by the Company and constitutes or will, when executed and delivered, constitute legal, valid and binding obligations of the Company.

12. No Governmental Authorization, or order of, or qualification with, any Governmental Authority is required for the performance by the Company of its obligations under this Agreement, the Receiving Bankers' Agreement or the Registrar's Agreement.

13. The application of the net proceeds from the Hong Kong Public Offering, as set forth in and contemplated by the Prospectus, will not contravene any provision of applicable Law, rule or regulation or the constitutive documents of the Company or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon the Company or any of the Subsidiaries that, singly or in aggregate, is material to the Company and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any of its subsidiaries.

14. Save as disclosed in the Prospectus, all taxes, duties, levies, fees or other charges or expenses which may be payable in Hong Kong in connection with the creation, allotment and issue of the Hong Kong Public Offer Shares, the Hong Kong Public Offering, the execution and delivery of, or the performance of the provisions under this Agreement have been paid.

15. The Company has read and understood the Professional Investor Treatment Notice set out in Schedule 5 and acknowledges and agrees to the representations, waivers and consents

contained in the Professional Investor Treatment Notice, in which the expressions "you" or "your" shall mean the Company and "us" and "our" shall mean the Joint Global Coordinators (on behalf of the Hong Kong Underwriters).

16. Save as disclosed in the Prospectus, none of the Directors and Supervisors (or any of their spouses or infant children or any company in which any of them has a controlling interest) is or will be materially interested in any agreement or arrangement with the Company which is subsisting at the Prospectus Date and which is significant in relation to the business of the Company.

17. All the interests of each of the Directors and Supervisors in the securities of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) which will be required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 or 8 of Part XV of such Ordinance, or which will be required pursuant to section 352 of such Ordinance to be entered in the register referred to therein, or which will be required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Hong Kong Listing Rules, in each case once the H Shares are listed, and in any assets which, in the two years preceding the Prospectus Date, have been acquired or disposed of by, or leased to, the Company or are proposed to be acquired, disposed of by, or leased to, the Company, are fully and accurately disclosed in the Prospectus.

18. Except as disclosed in the Prospectus, neither the Company nor any of its subsidiaries as listed out in paragraph 88 of this Schedule (each a ***Subsidiary*** and collectively ***Subsidiaries***) has sustained since the Accounts Date any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except for any such loss or interference that would not, individually or in the aggregate, have any material adverse effect on the business, management, condition (financial or otherwise), prospects, shareholders' equity or results of operations of the Company and its Subsidiaries, taken as a whole (***Material Adverse Effect***); and, since the respective dates as of which information is given in the Prospectus, there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, management, condition (financial or otherwise), prospects, shareholders' equity or results of operations of the Company and its subsidiaries, taken as a whole, otherwise than as set forth in the Prospectus.

19. Since the Accounts Date, neither the Company nor any of its Subsidiaries has (i) entered into or assumed any material contract, transaction or commitment, (ii) incurred, assumed or acquired any material liability (including contingent liability) or other obligation, (iii) acquired, sold, transferred or otherwise disposed of or agreed to acquire or dispose of any business or asset material to the Company and its subsidiaries, taken as a whole, or (iv) entered into a letter of intent or memorandum of understanding (or announced an intention to do so) relating to any matters identified in clauses (i) through (iv) above, except in each case to the extent described in the Prospectus and except in each case the non-performance, default or occurrence of which would not, singly or in the aggregate, have a Material Adverse Effect.

20. The Company has been duly incorporated and is validly existing as a joint stock company with limited liability and in good standing under the laws of the PRC with full legal right, power and authority (corporate or other), as authorized by the PRC government, to own, use or lease, as the case may be, and to operate its properties and assets and conduct its business as described in the Prospectus, and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership, use or leasing of property and asset requires such qualification; the Articles of Association, the business license and

other constituent documents of the Company comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect.

21. Each Subsidiary has been duly incorporated or established and is validly existing and in good standing under the laws of the PRC with full legal right, power and authority (corporate or other), as authorized by the PRC government, to own, use or lease, as the case may be, and to operate its properties and assets and conduct its business as described in the Prospectus, and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership, use or leasing of property and asset requires such qualification; the Articles of Association, the business license and other constituent documents of each Subsidiary comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect.

22. The Subsidiaries are the only "significant subsidiaries" of the Company (which, in the opinion of the Directors, principally affected the results for the Track Record Period (as such term is defined in the Prospectus) or formed a substantial portion of the net assets of the Company as of 30 November 2007).

23. The Company has a registered capital as set forth in the Prospectus and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued, and are fully paid and non-assessable and conform to the description of the capital stock contained in the Prospectus; the Company has obtained an approval in principle from the Hong Kong Stock Exchange granting listing of, and permission to deal in, among other things, the H Shares on the Hong Kong Stock Exchange; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to acquire the H Shares; there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, the H Shares or any other capital stock of the Company except as set forth in the Prospectus; and there are no restrictions on the voting or subsequent transfers of the H Shares under the laws of the PRC, Hong Kong and of the United States except as described in the Prospectus.

24. Each of the Subsidiaries is a legal person with limited liability, and the liability of the Company in respect of equity interests held in such Subsidiary is limited to its investment therein. All the registered capital of each of the Company's Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable, and, except as otherwise set forth in the Prospectus, all outstanding shares of capital stock of the Company's Subsidiaries are owned by the Company either directly or through wholly owned Subsidiaries free and clear of any security interest, claim, charge, equity, lien or encumbrance. None of the registered capital of or ownership interests in any of the Company's Subsidiaries was issued in violation of the preemptive or similar rights of any security holder of such Subsidiary. There are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock of, or direct interest in, any Subsidiary.

25. Each of the Company and its Subsidiaries owns or leases all such properties and assets as are necessary to the conduct of its operations and businesses. Each of the Company and its Subsidiaries has (i) good and valid title, in each case free and clear of all liens, encumbrances, charges, equities, claims, options, restrictions and defects, and has obtained proper and valid land use rights certificates in respect of all the land held by the Company and its Subsidiaries; (ii) good and valid title, in each case free and clear of all liens, encumbrances, charges, equities, claims, options, restrictions and defects, and have obtained proper and valid title certificates in respect of all the buildings owned or held by the Company and its Subsidiaries and will obtain proper and valid title upon registration and obtain the title

certificates of those buildings which are pending completion of transfer of building ownership registration; (iii) valid, subsisting and enforceable leases, in each case free of all liens, encumbrances, third parties rights, charges, equities, claims, options, restrictions or other defects in respect of all land and buildings held under lease by the Company and its Subsidiaries, except (i) as set forth in the Prospectus or (ii) where the failure to possess or hold such title, rights or interests would not, individually or in the aggregate, have a Material Adverse Effect.

26. The Offer Shares to be issued and sold by the Company to the International Underwriters and the Hong Kong Underwriters under this Agreement and, when executed, the International Underwriting Agreement, respectively, have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued and fully paid and non-assessable and will conform to the description of the Share Capital contained in the Prospectus.

27. Each of this Agreement and, when executed, the International Underwriting Agreement has been duly authorized, executed, and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms.

28. None of the execution and delivery of this Agreement and, when executed, the International Underwriting Agreement, the issuance and sale of the Offer Shares, or the consummation of any other of the transactions herein or therein contemplated, or the fulfillment of the terms hereof or thereof will, with or without the giving of notice or the passage of time or both, (x) conflict with, (i) the Articles of Association, by-laws or other constituent documents or the business licenses of the Company or any of its Subsidiaries; (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property and asset is subject; or (iii) any statute, treaty, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties and assets, or (y) result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries.

29. All consents, approvals, authorizations, orders, registrations and qualifications of or with any PRC court or governmental agency or body (each, a ***governmental agency***) (including, without limitation, the PRC State Council, the National Development and Reform Commission, State-owned Assets Supervision and Administration Commission, the Ministry of Finance, the Ministry of Construction, the Ministry of Railways, the Ministry of Commerce, the State Administration for Environmental Protection, the State Administration of Foreign Exchange, the State Administration for Industry and Commerce, the State Tax Bureau) having jurisdiction over the Company, any of its Subsidiaries, or any of their properties and assets required for the authorization, execution, delivery and performance by the Company of, and the consummation by the Company of the transactions contemplated by, this Agreement have been obtained or made and are in full force and effect. No such consent, approval, authorization, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed.

30. Except as disclosed in the Prospectus, all dividends and other distributions declared and payable on the H Shares in Renminbi to the holders of H Shares of the Company may, under the current laws and regulations of the PRC, be payable in foreign currency and may be freely transferred out of the PRC, and except as disclosed in the Prospectus, all such

dividends are not subject to withholding or other taxes under the laws and regulations of the PRC currently in effect and are otherwise free and clear of any other tax, withholding or deduction in the PRC and, except for the conversion of Renminbi into foreign currency, may be so paid without the necessity of obtaining any consent, approval, authorization, order, registration, clearance or qualification of or with any governmental authority, agency or body, any self-regulatory organization or any court or other tribunal or any stock exchange authorities in the PRC.

31. Except as described in the Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Company, any of its Subsidiaries or the International Underwriters and the Hong Kong Underwriters or the subsequent purchasers to the PRC or Hong Kong or any political subdivision or taxing authority thereof or therein in connection with (i) the creation, allotment and issuance of the H Shares, (ii) the offer, sale and delivery by the Company of the H Shares to or for the respective accounts of the International Underwriters and the Hong Kong Underwriters, as the case may be, in the manner contemplated in this Agreement and in the International Underwriting Agreement, (iii) the execution, performance and delivery of this Agreement and, when executed, the International Underwriting Agreement, (iv) the sale and delivery outside Hong Kong by the International Underwriters or within Hong Kong by the Hong Kong Underwriters of the H Shares to the subsequent purchasers thereof in the manner contemplated in the final Offering Circular or the Hong Kong Prospectus, as the case may be, or (v) the Restructuring completed prior to the date hereof.

32. Except as described in the Prospectus, (i) each of the Company and its Subsidiaries is in compliance with and is not in breach of any applicable rules, regulations, statutes and subordinate legislation and other national, state and local laws, common laws or civil code, industry agreements, guidance notes or codes of conduct insofar as they relate to the protection of human health and safety and the environment from hazardous or toxic substances, wastes, pollutants or contaminants (***Environmental Laws***), except for the non-compliance or breach which, singly or in the aggregate, would not have a material Adverse Effect; (ii) each of the Company and its Subsidiaries has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, except for the permits, licenses or approvals the lack of which, singly or in the aggregate, would not have a Material Adverse Effect; (iii) each of the Company and its Subsidiaries has not received notice of any actual or potential liability (including, without limitation to, administrative regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceeding against the Company or any of its subsidiaries) under any Environmental Law; except for liabilities that singly or in the aggregate would not have a Material Adverse Effect; (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remedial measures, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to hazardous material (including, without limitation to, any hazardous or toxic substances, chemicals, petroleum, petroleum products, pollutants or contaminants), except for events or circumstances that singly or in the aggregate would not have a Material Adverse Effect, and (v) the associated costs and liabilities required under any Environmental Law (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) would not, individually or in the aggregate, have a Material Adverse Effect.

33. Neither the Company nor any of its Subsidiaries is in violation or default of (i) any provision of its Articles of Association, bylaws or other constituent documents; (ii) any

business license or business permit; (iii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property and asset is subject; or (iv) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such Subsidiary or any of its properties and assets, as applicable, except for, in the case of (i) and (ii), violations or defaults that, singly or in the aggregate, would not have a Material Adverse Effect.

34. Other than as set forth in the Prospectus, and except for investigations or issues that singly or in the aggregate, would not have a Material Adverse Effect, there are no investigations (whether actual or pending) by any court or governmental agency, authority or body pending to which the Company or any of its Subsidiaries, directors, officers, supervisors or employees or any of their property and asset is the subject, and, to the best of the Company's knowledge, information and belief no such investigation is threatened or contemplated by any court or governmental agency, authority or body; the National Audit Office has not, in its review and examination of the China Railway Construction Corporation (***CRCCG***), raised or identified any material issues regarding the general affairs, management, business, prospects, earnings, assets, rights, reserves, surplus, results of operations or position, financial or otherwise, of the Company or its subsidiaries.

35. Except as disclosed in the Prospectus or except for circumstances that singly or in the aggregate would not have a Material Adverse Effect, no actual or pending labor dispute, work stoppage, slow down or other conflict with the employees of the Company or its Subsidiaries exists or, to the best knowledge of the Company, is threatened.

36. To the best knowledge and belief of the Company, there is no existing or threatened dispute, work stoppage, slow down or other conflict exists with the employees of any of the Company's joint venture partners

37. No winding up or liquidation proceedings have been commenced against the Company or any of its Subsidiaries, and no proceedings have been commenced or started for the purpose of, and no judgment has been rendered declaring the Company or any subsidiary bankrupt or in an insolvency proceeding.

38. The Company and its Subsidiaries have filed all national, provincial and local tax returns that are required to be filed or has requested extensions thereof (except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto)) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith and except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto), or except where such failure to file tax returns or failure to pay taxes, assessments, fines or penalties would not individually or in the aggregate, have a Material Adverse Effect. All national, provincial and local tax waivers, tax relief, concession and preferential treatment are valid, binding and enforceable and do not violate any provision of any law or statute or any order, rule or regulation of any local or national governmental agency. The provisions included in the audited accounts as set out in the Prospectus include appropriate provision required under IFRS for all taxation in respect of accounting periods ended on or before the accounting reference date to which such audited accounts relate for which the Company or any of its consolidated Subsidiaries was then or might reasonably be expected thereafter to become or have become liable.

39. Under the laws of the PRC, none of the Company, or any Subsidiary of the Company nor any of their properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of the Company in this Agreement and, when executed, the International Underwriting Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement or, when executed, the International Underwriting Agreement is legal, valid and binding under the laws of the PRC.

40. The Company is not and does not expect to become a "passive foreign investment company" as defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

41. The Company is not, and after giving effect to the offering and sale of the Offer Shares and the application of the proceeds thereof as described in the Prospectus will not be, an "investment company" as defined in the U.S. Investment Company Act of 1940, without taking account of any exemption arising out of the number of holders of the Company's securities.

42. Ernst & Young (***E&Y***), who have audited the Company's consolidated financial statements and delivered their report with respect to such consolidated financial statements (and the notes thereto) included in the Prospectus, are independent public accountants with respect to the Company under the Professional Ethics Statement No. 1.203A – Independence for Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and the rules and regulations thereunder.

43. Each of the Company and its Subsidiaries maintains a system of internal accounting and financial controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to (A) permit preparation of financial statements in conformity with IFRS promulgated by the International Accounting Standards Board and (B) maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions taken with respect to any differences, and (v) each of the Company and its Subsidiaries has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of the Company's consolidated financial statements in accordance with IFRS; and neither the Company nor any of its Subsidiaries has experienced any material difficulties with regard to (i) through (v) above within the previous 12 months. The Directors have established and followed procedures which provide a reasonable basis for them to make proper judgments as to the financial position and prospects of the Company and its Subsidiaries, taken as a whole, are not aware of any material weakness in its internal control over financial reporting.

44. All material information which ought reasonably to have been disclosed or made available by the Company, any of its Subsidiaries, any director or senior officer of the Company or CRCCG to the Joint Global Coordinators or the Joint Sponsors, the legal and other professional advisers to either of the Joint Global Coordinators or the Joint Sponsors, E&Y, Sallmanns (Far East) Limited (***Sallmanns***) for the purpose of the Global Offering was so disclosed or made available fully and accurately. The factual contents of the reports, letters or certificates of E&Y and Sallmanns are and will remain true and accurate in all

material respects (where such information is subsequently amended, undated or replaced, such amended, updated or replaced information is true and accurate in all material respects) and no material fact or matter has been omitted therefrom which would make the contents of any of such reports, letters or certificates misleading and the opinions attributed to the directors in such reports or letters or certificates are held in good faith based upon facts within their knowledge.

45. No material information was withheld from E&Y for the purposes of their preparation of their report contained in the Prospectus and the comfort letters to be issued by E&Y to the International Underwriters in connection with the Global Offering and all information given to E&Y for such purposes was given in good faith and the factual contents of such report are true and accurate in all material respects and no material fact or matter has been omitted.

46. No material information was withheld from E&Y or the Hong Kong Underwriters for the purposes of their review of the profit estimate and earnings per share and the pro forma financial information of the Company contained in the Prospectus or their review of the Company's working capital projections and financial reporting procedures.

47. The section entitled "Financial Information – Critical Accounting Policies" in the Prospectus accurately and fully describes (i) accounting policies which the Company believes are the most important in the portrayal of the Company's financial condition and results of operations and which require management's most difficult, subjective or complex judgments (***critical accounting policies***); (ii) judgments and uncertainties affecting the applications of critical accounting policies; and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions; the Company's board of directors, senior management and audit committee have reviewed and agreed with the selection, application and disclosure of critical accounting policies and have consulted with its legal advisors and independent accountants with regard to such disclosure.

48. The consolidated financial statements (and the notes thereto) of the Company and its subsidiaries included in the Prospectus were prepared in conformity with IFRS consistently applied throughout the periods involved, and present fairly the consolidated financial condition and result of operations and changes in financial position of the Company and its subsidiaries at the dates and for the periods presented; the summary financial data included in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein. To the extent that the Company's financial data included in each of the Prospectus is derived from PRC GAAP financial data, such PRC GAAP financial data has been calculated and prepared for each relevant period in conformity with PRC GAAP.

49. Except as disclosed in the Prospectus, no other financial statements, schedules or pro forma financial information of the Company are required by any applicable rules or regulations of the Hong Kong Stock Exchange to be included in the Prospectus.

50. The Prospectus accurately describe all material trends, demands, commitments, committed or uncommitted capital expenditure plans, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect its liquidity and are reasonably likely to occur; there are no off-balance sheet transactions, arrangements, and obligations, including, without limitation, relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company, such as structured finance entities and special purpose entities, that are reasonably likely to have a Material Adverse Effect on the liquidity of the Company or the

requirements of the Company for capital resources. As used herein in this subsection, the phrase "reasonably likely" refers to a disclosure threshold lower than "more likely than not".

51. All forecasts, estimates and pro forma financial information contained in the Prospectus are made by the Company after due and proper consideration, are based on assumptions referred to in the Prospectus and represent reasonable and fair expectations held in good faith based on facts known to the Company and/or the Directors (or any of them), and there are not other assumptions on which such forecasts, estimates and pro forma financial information are based other than the assumptions referred to in the Prospectus. All expressions of opinion or intention in the Prospectus are and will (as of the dates of the Prospectus and all other times when the representations and warranties in this Agreement are repeated pursuant to this Agreement) be made on reasonable grounds and are and will be truly and honestly held by the Directors and are and will be fairly based, and there are and will be no other facts known or which could, upon reasonable inquiry, have been known to the Directors the omission of which would make any such statement or expression misleading in any material respect. The Prospectus contains all such information as investors would reasonably require and expect to find therein for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Company and the rights attaching to the H Shares.

52. The statements in the Prospectus under the headings "Share Capital", "Regulations", "Summary of Principal Legal and Regulatory Provisions", "Summary of Articles of Association", "Taxation and Foreign Exchange", and all other statements of laws and regulations, insofar as they purport to describe the provisions of the laws and documents referred to therein, fairly summarize the matters therein described.

53. Any statistical, industry-related and market-related data included in the Prospectus is based on or derived from official and other publicly available sources that the Company reasonably and in good faith believes to be reliable and accurate, and such data agree with the sources from which they are derived, and the Company reasonably believes that no written consent for the use of such data from such sources is required.

54. The description of the events and transactions set forth in the Prospectus under the caption "Restructuring", "Relationship with CRCCG" and "Connected Transactions" are true and correct in all material respects and are in compliance with the requirements under the Hong Kong Listing Rules in all material respects, and do not omit anything necessary to make such statements, in light of the circumstances under which they are made, not misleading.

55. All consents, approvals, authorizations, orders, registrations and qualifications required in the PRC in connection with the Restructuring and the execution, delivery and performance of the Restructuring Documents have been made or obtained.

56. Each "Restructuring Document" (being the principal documents executed and delivered by the Company and its Subsidiaries in order to consummate the Restructuring (including, without limitation, the Restructuring Agreement entered into between CRCCG and the Company, Non-Competition Agreement, Property Leasing Framework Agreement, Land Use Rights Leasing Framework Agreement, Construction and Related Services Framework Agreement and Services Mutual Provision Framework Agreement) has been duly authorized, executed and delivered by or on behalf of the Company and, its Subsidiaries, as the case may be, prior to the date hereof and each Restructuring Document constitutes a valid and legally binding agreement of the Company, and its Subsidiaries, as the case may be, enforceable in accordance with it terms.

57. Other than the Restructuring Documents and the Restructuring Agreement, there are no other documents or agreements, written or oral, that have been entered into by the Company in connection with the Restructuring which have not been previously provided to the Joint Global Coordinators and, to the extent material to the Company, disclosed in the Prospectus.

58. Consummation of the Restructuring and the execution by the Company and its Subsidiaries of each Restructuring Document to which it is a party and the delivery by each of the Company and its Subsidiaries of, and the performance by each of the Company and its Subsidiaries of its obligations under, each Restructuring Document to which it is a party do not and will not, whether with or without the giving of notice or passage of time or both, conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to (i) the Articles of Association, by-laws or other constituent documents or the business licenses of the Company or any of its Subsidiaries; (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property and asset is subject; or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties and assets.

59. All notices and public announcements to the Company's creditors required to be made in connection with the Restructuring have been duly made pursuant to applicable PRC law, including the PRC Company Law, and no creditor has raised any objection to the Restructuring within the prescribed period.

60. The Company is not liable for any debt of CRCCG or its subsidiaries not specifically assumed by the Company and disclosed to the Joint Global Coordinators.

61. In respect of the connected transactions (as defined under the Hong Kong Listing Rules) of the Company and its subsidiaries (the "Connected Transactions") and except for the de minimus connected transactions that do not need to be disclosed pursuant to the Hong Kong Stock Exchange Listing Rules:

(a) The statements contained in the Prospectus relating to the Connected Transactions are true and accurate in all material respects, and there are no other facts known or which could on reasonable enquiry have been known to the Company's directors, the omission of which would make any such statements misleading in any material respect, and there are no other Connected Transactions which have not been disclosed or reflected in the Prospectus.

(b) All information (including but not limited to historical figures) and documentation provided by the Company to the Joint Global Coordinators and the Joint Sponsors are true and accurate and complete in all material respects, and there is no other information or document which has not been provided the result of which would make the information and documents so received misleading in any material respect.

(c) The transactions (including their terms and their annual caps for 2007, 2008 and 2009) mentioned under the captions "Relationship with CRCCG" and "Connected Transactions" in the Prospectus have been entered into, and will be carried out, in the ordinary course of business, on normal commercial terms and are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole,

and the Company's directors, including the independent non-executive directors, in coming to their views have made due and proper inquiries and investigations of such transactions.

(d) The Company has complied with and will continue to comply with the Hong Kong Listing Rules in relation to Connected Transactions, including ensuring that the terms of such Connected Transactions are fair and reasonable so far as the shareholders of the Company are concerned, and shall inform the Joint Global Coordinators promptly should there be any breach of any such terms before or after the listing of the H Shares.

(e) Each of the Connected Transaction agreements, as disclosed in the Prospectus, constitutes a legal, valid and binding agreement, enforceable in accordance with its terms.

62. The declaration of the Pre-establishment Distribution and the Special Dividend (as described under the heading "Financial Information - Pre-establishment Distribution and Special Dividend" of the Prospectus) to CRCCG in the aggregate amount of RMB2,423.9 million is duly authorized by the applicable corporate actions and is legal and does not contravene any applicable PRC law.

63. None of the Company, any of its subsidiaries or any affiliate (as defined in Rule 501(b) of Regulation D, an "Affiliate") of the Company and its subsidiaries, or any person acting on its or their behalf has, directly or through any agent, engaged in any form of general solicitation or general advertising in connection with the offering of the H Shares (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act of 1933, as amended (the "Securities Act") (except that no representation is made with respect to any International Underwriter or their Affiliates); none of the Company, its Affiliates or any person acting on its or their behalf has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Shares of the Company and its Affiliates and any person acting on its or their behalf have complied and will comply with the offering restrictions requirements of Regulation S (except that no representation is made with respect to any Hong Kong Underwriters and their Affiliates).

64. Within the preceding six months, the Company, any of its subsidiaries or any Affiliate of the Company or its subsidiaries has not offered or sold or otherwise dispose to any person any H Shares, or any securities of the same or a similar class as the H Shares (except that no representation is made with respect to any Hong Kong Underwriters or their Affiliates). The Company will take reasonable precautions designed to ensure that any offer or sale, direct or indirect, in the United States or to any U.S. person (as defined in Rule 902 under the Securities Act) of any H Shares or any substantially similar security issued by the Company, within six months subsequent to the date on which the distribution of the H Shares has been completed (as notified to the Company by the Joint Global Coordinators), is made under restrictions and other circumstances reasonably designed not to affect the status of the offer and sale of the H Shares in the United States and to U.S. persons contemplated by this Agreement as transactions exempt from the registration provisions of the Securities Act.

65. The H Shares satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

66. The Company is a "foreign issuer" (as defined in Regulation S) and reasonably believes that there is no substantial US market interest in its H Shares.

67. None of the Company or its Subsidiaries is in material violation of applicable financial recordkeeping and reporting requirements of the money laundering legislation of any relevant jurisdictions or the rules and regulations thereunder, or any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency, including the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended and the U.S. Patriot Act of 2001 (collectively, the ***Money Laundering Laws***), and no action, suit or proceedings by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

68. Subject to compliance by the Hong Kong Underwriters with the representations and warranties by the Hong Kong Underwriters, it is not necessary in connection with the offer, sale and delivery of the H Shares to the International Underwriters and the subsequent purchasers thereof (including the offer, sale and delivery of the Over-allotment Shares) in the manner contemplated by this Agreement, and the Prospectus to register the Securities under the Securities Act.

69. The Company has not paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Company (except as contemplated in this Agreement).

70. The Company or its subsidiaries has not taken, directly or indirectly, any action designed to or that has constituted or that might reasonably be expected to cause or result in, under the U.S. Securities Exchange Act of 1934, as amended (the ***Exchange Act***), the provisions of the Securities and Futures Ordinance of Hong Kong (including the Securities and Futures (Price Stabilizing) Rules) or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offer Shares or that would constitute a violation of the market misconduct provisions of Parts XIII and XIV of the Securities and Futures Ordinance; the Company or its subsidiary has not taken any action or omitted to take any action (such as issuing any press release relating to any Offer Shares without an appropriate legend) which may result in the loss by any of the Underwriters of the ability to rely on any stabilization safe harbor provided by the Securities and Futures (Price Stabilizing) Rules or which may otherwise constitute a violation of the market misconduct provisions of Part XIII and XIV of the Securities and Futures Ordinance of Hong Kong.

71. None of the holders of H Shares outside the PRC and Hong Kong will be deemed resident, domiciled, carrying on business or subject to taxation in the PRC or Hong Kong solely by reason of the execution, delivery, consummation or enforcement of this Agreement and any other document to be furnished hereunder or by the ownership of any H Shares, nor shall the foregoing be applicable to the International Underwriters (other than those organized under the laws of the PRC or Hong Kong) solely by reason of the execution, delivery, consummation of any transaction contemplated in, or the enforcement of, this Agreement and any other document to be furnished hereunder or ownership of any H Shares, except as disclosed in the Prospectus.

72. No holder of any of the H Shares after the consummation of the transactions contemplated by this Agreement is or will be subject to any liability in respect of any liability of the Company by virtue only of its holding of any such H Shares, except as disclosed in the Prospectus.

73. It is not necessary or required under the laws of the PRC or Hong Kong that any of the International Underwriters or Hong Kong Underwriters (other than those organized under the laws of the PRC or Hong Kong) should be licensed, qualified or entitled to carry out

business in the PRC or Hong Kong (i) to enable them to enforce their respective rights under this Agreement or the International Underwriting Agreement or any other document to be furnished hereunder or thereunder, or (ii) solely by reason of the execution, delivery or performance of this Agreement and the International Underwriting Agreement.

74. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for PRC companies in similar businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except for, in each case, the lack of insurance that would not singly or in the aggregate have a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms of such policies and instruments, except for the incompliance that would not singly or in the aggregate have a Material Adverse Effect; there are no claims by the Company or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause, except for claims that would not singly or in the aggregate have a Material Adverse Effect; neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for, except for circumstances that would not singly or in the aggregate have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto).

75. Except as disclosed in the Prospectus, the Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations (collectively, ***Governmental Licenses***) issued by the appropriate national, provincial or local authorities necessary to conduct their respective businesses; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental License or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental License which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto).

76. In respect of the Governmental Licenses to operate the businesses of the Company and its Subsidiaries, except as disclosed in the Prospectus and except for circumstances that singly or in the aggregate world not have a Material Adverse Effect (i) such Governmental Licenses are free from any lien, charge, encumbrance or other security interest or third party rights of interest and there is no claim (whether actual or pending) against the Company or its Subsidiary and, so far as the Company is aware, no grounds for the unilateral termination of the Governmental prior to the expiry of the term of the respective Governmental Licenses; (ii) the Company and its Subsidiaries have not received from the PRC government or any competent authority, and are not aware of, any notice or order which would materially adversely affect the continued operations of the Company and its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries has taken any action for the purpose of, modifying, suspending or revoking any such Governmental Licenses; and (v) the construction operations

of the Company, its Subsidiaries or contracted operator have not violated any relevant material regulations applicable to such construction.

77. Except as disclosed in the Prospectus or where the circumstances would not, singly or in the aggregate, have a Material Adverse Effect, the Company and its subsidiaries own, possess, license or have other rights to use on reasonable terms, all patents, trade and service marks, trade names, copyrights, domain names (in each case including all registrations and applications to register the same), inventions, trade secrets, technology, know-how, and other intellectual property, (collectively, the ***Intellectual Property***) necessary for the conduct of the Company's business as now conducted or as proposed in the Prospectus to be conducted. Except as set forth in the Prospectus or where the circumstances would not, singly or in the aggregate, have a Material Adverse Effect, (i) the Company owns, or has rights to use under license, all such Intellectual Property free and clear in all material respects of all adverse claims, liens or other encumbrances; (ii) to the knowledge of the Company, there is no material infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by any third party challenging the Company's or its subsidiaries' rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (iv) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by any third party challenging the validity, scope or enforceability of any such Intellectual Property, and the Company is unaware of any facts that would form a reasonable basis for any such claim; (v) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by any third party that the Company or any subsidiary infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of any third party, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; and (vi) to the knowledge of the Company, there is no valid and subsisting patent or published patent application that would preclude the Company, in any material respect, from practicing any such Intellectual Property.

78. Except as disclosed in the Prospectus, the Company and its subsidiaries have no material legal obligations to provide pension or other retirement benefits, death or disability benefits (or other actual or contingent employee benefits or perquisites) to any present or past directors, officers, supervisors and employees of CRCCG or its subsidiaries.

79. The application of the net proceeds from the Global Offering, as set forth in and contemplated by the Prospectus, will not (x) conflict with, (i) the Articles of Association, by-laws or constituent documents or the business licenses of the Company or any of its Subsidiaries; (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property and asset is subject; or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties and assets or (y) result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries, except in the case of (g), such as would not, individually or in the aggregate, have a Material Adverse Effect.

80. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or Affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (***OFAC***); and the Company will not directly or indirectly use

the proceeds of the offering of the H Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC or under the Iran-Libya Sanctions Act.

81. None of the Company or any of its executive officers, directors, supervisors, managers or, to the Company's knowledge, employees and agents has taken any action, directly or indirectly, that would result in a violation by such person of the anti-corruption laws of the PRC, Hong Kong or any other jurisdiction, or the rules and regulations thereunder, and all related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency thereof.

82. Except as disclosed in the Prospectus, (i) there are no material relationships or transactions, including indebtedness (actual or contingent), between the Company or any of its subsidiaries on the one hand and their respective affiliates, officers and directors or their shareholders, customers or suppliers on the other hand; (ii) there are no material relationships or transactions between the Company, on the one hand, and any holder of 1% or more of the outstanding shares of capital stock or any affiliate of any such holder, on the other hand, other than on normal commercial terms in the ordinary and usual course of business, and the statements in the Prospectus in this regard are true and correct in all material respects and do not omit anything necessary to make such statements, in the light of the circumstances under which they are made, not misleading; and (iii) other than on normal commercial terms in the ordinary and usual course of business, there are no actual or contingent indebtedness, contract or arrangement outstanding between the Company and any director, supervisor or officer of the Company or any person connected with such director, supervisor or officer (including but not limited to his or her spouse or child, or any company or undertaking in which he or she holds a controlling interest).

83. Subsequent to the respective dates as of which information is given in the Prospectus, the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock.

84. The Company has filed with the competent authorities in Hong Kong an application for the listing of the Shares on the Hong Kong Stock Exchange.

85. All material contracts or documents to which the Company and any of its subsidiaries is a party which are required to be described in the Prospectus or filed together therewith with the Registrar of Companies in Hong Kong have been or will be so described and filed, in their entirety, without omission or redaction unless a certificate of exemption is granted by the Securities and Futures Commission of Hong Kong (the ***SFC***). All descriptions of contracts or other material documents described in the Prospectus, to the extent such descriptions purport to describe or summarize such contracts or documents, fairly summarize the contents of such contracts or documents.

86. All public notices, announcements and advertisements in connection with the Global Offering and all filings and submissions provided by or on behalf of the Company and its subsidiaries to the Hong Kong Stock Exchange and the SFC will comply in all material respects with all statutory and other provisions to the extent applicable.

87. The choice of law provisions set forth in this Agreement will be recognized by the courts of the PRC; the Company can sue and be sued in its own name under the laws of the PRC; the agreement by the Company to resolve disputes hereunder under the UNCITRAL Rules and the agreement by the Company to the other provisions set forth in clause 22 hereof,

, the waiver by the Company of any objection to the venue of a proceeding, the waiver and agreement not to plead an inconvenient forum, the waiver of sovereign immunity and the agreement that this Agreement shall be governed by and construed in accordance with the laws of Hong Kong are legal, valid and binding under the laws of the PRC and will be respected by PRC courts; service of process effected in the manner set forth in this Agreement will be effective, insofar as the law of PRC is concerned, to confer valid personal jurisdiction over the Company; and any judgment obtained in a Hong Kong court arising out of or in relation to the obligations of the Company under this Agreement will be recognized in the PRC courts.

88. The following is a list of the "Subsidiaries" for the purposes of this Schedule:

(a) 中铁十一局集团有限公司
(b) 中铁十二局集团有限公司
(c) 中铁十三局集团有限公司
(d) 中铁十四局集团有限公司
(e) 中铁十五局集团有限公司
(f) 中铁十六局集团有限公司
(g) 中铁十七局集团有限公司
(h) 中铁十八局集团有限公司
(i) 中铁十九局集团有限公司
(j) 中铁二十局集团有限公司
(k) 中铁二十一局集团有限公司
(l) 中铁二十二局集团有限公司
(m) 中铁二十三局集团有限公司
(n) 中铁二十四局集团有限公司
(o) 中铁二十五局集团有限公司
(p) 中国土木工程集团有限公司
(q) 中铁建设集团有限公司
(r) 中铁电气化局集团有限公司
(s) 中铁第一勘察设计院集团有限公司
(t) 中铁第四勘察设计院集团有限公司
(u) 中铁第五勘察设计院集团有限公司
(v) 中铁上海设计院集团有限公司
(w) 北京铁城建设监理有限责任公司
(x) 中铁物资集团有限公司
(y) 昆明中铁大型养路机械集团有限公司
(z) 中铁房地产集团有限公司
(aa) 中铁轨道系统集团有限公司
(bb) 中国铁道建设（香港）有限公司

SCHEDULE 3

THE CONDITIONS PRECEDENT DOCUMENTS

Part A

1. LEGAL DOCUMENTS

1.1 A certified copy of the resolutions of the shareholders of the Company dated 5 November 2007 referred to in the paragraph headed "Resolutions of the Company's Sole Shareholder Passed on 5 November 2007" of Appendix IX of the Prospectus approving, *inter alia*, the Global Offering.

1.2 A certified copy of the resolutions of the Board of Directors of the Company dated 5 November 2007 approving the Global Offering.

1.3 A certified copy of the resolutions of the Board of Directors dated 29 January 2008:

(a) approving and authorising the execution on behalf of the Company of this Agreement together with all other agreements and documents necessary for the Global Offering;

(b) approving the Global Offering;

(c) approving and authorising the issue of the Hong Kong Public Offering Documents or ratifying the same; and

(d) approving and authorising the issue and the registration with the Registrar of Companies in Hong Kong of the Hong Kong Public Offering Documents.

1.4 Three signed originals of the Receiving Bankers' Agreement.

1.5 Three certified copies of the Registrar's Agreement.

1.6 A certified copy of each of the service contracts of the Directors.

2. DOCUMENTS RELATING TO THE HONG KONG PUBLIC OFFERING

2.1 Four printed copies of each of the Prospectus and the Application Forms, each duly signed by the Directors or their respective duly authorised attorneys and, if signed by their respective duly authorised agents, certified copies of the relevant authorisation document.

2.2 A certified copy of the Articles of Association of the Company.

2.3 An original copy or copies of the Verification Notes signed by or on behalf of the Company and each Director (or his attorney).

2.4 Three signed originals of the accountants' report dated the Prospectus Date issued by the Reporting Accountants, the text of which is contained in Appendix I to the Prospectus.

2.5 Three signed originals of the letter on unaudited pro forma financial information dated the Prospectus Date issued by the Reporting Accountants, the text of which is contained in Appendix II to the Prospectus.

2.6 Three signed originals of the letter dated the Prospectus Date issued by the Reporting Accountants in connection with the profit estimate for the year ended 31 December 2007, the text of which is contained in Appendix III to the Prospectus.

2.7 Three copies of the comfort letter dated the Prospectus Date from the Reporting Accountants addressed to the Hong Kong Underwriters as to the sufficiency of working capital to be delivered to the Hong Kong Underwriters on 29 February 2008, followed by the signed originals to be delivered to the Beijing office of Freshfields Bruchkhaus Deringer on 29 February 2008.

2.8 Three copies of the comfort letter under HKSIR400 dated the Prospectus Date from the Reporting Accountants addressed to the Hong Kong Underwriters to be delivered to the Hong Kong Underwriters on 29 February 2008, followed by the signed originals to be delivered to the Beijing office of Freshfields Bruchkhaus Deringer on 29 February 2008.

2.9 Three signed originals of the property valuation report dated the Prospectus Date issued by Sallmanns (Far East) Limited, the text of which is contained in Appendix IV to the Prospectus.

2.10 A certified copy of each of the letters referred to in the paragraph headed "Consents" of Appendix IX to the Prospectus containing consents to the issue of the Prospectus with the inclusion of references to the respective parties' names, and where relevant their reports and letters in the form and context in which they are included.

2.11 A letter or facsimile to the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) from Baker & McKenzie confirming that the documents referred to in the paragraph headed "Documents delivered to the Registrar of Companies" in Appendix X to the Prospectus have been delivered to the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance.

2.12 A certified copy of each of the material contracts referred to in the paragraph headed "Material Contracts" of Appendix IX to the Prospectus (other than this Agreement).

2.13 A certified copy of the certificates as to the accuracy of the Chinese translation of the Hong Kong Public Offering Documents issued by Bowne.

2.14 A certified copy of the letter of undertaking from CRCCG to the Hong Kong Stock Exchange relating to the restrictions on disposal of Shares and further issues of securities referred to in the paragraph headed "Underwriting – Undertakings to the Hong Kong Stock Exchange and the Hong Kong Underwriters" of the Prospectus.

2.15 Three originals of undertaking from CRCCG to the Hong Kong Underwriters relating to the restrictions on disposal of Shares and further issues of securities referred to in the paragraph headed "Underwriting – Undertakings to the Hong Kong Stock Exchange and the Hong Kong Underwriters" of the Prospectus.

3. LEGAL OPINIONS

3.1 Three certified copies of the legal opinions from Beijing Deheng Law Office, PRC Attorneys at Law to the Company in respect of, amongst others, properties owned and leased by the Company and the Group and various contracts, business and operation arrangements of the Company governed under PRC laws.

4. OTHER DOCUMENTS

4.1 Three certified copies of each of the responsibility letter and statement of interests signed by each Director.

4.2 A certified copy of each of the following:

(a) Forms H and I signed by each of the Directors and Supervisors respectively;

(b) each of the approval documents referred to in paragraphs (A) and (E) of the recitals to this Agreement;

(c) the business licence referred to in paragraph (B) of the recitals of this Agreement;

(d) the certificate of registration of the Company under Part XI of the Companies Ordinance referred to in paragraph (F) of the recitals to this Agreement.

Part B

1.1 Three signed originals of a closing certificate, in a form approved by or on behalf of the Joint Global Coordinators, dated the date of Closing from the Company certifying, *inter alia*, (a) the accuracy of Warranties given pursuant to clause 9 of this Agreement as at the date of Closing by reference to the facts and circumstances then subsisting and the performance of all of its obligations under this Agreement falling due for performance prior to Closing and (b) the legal opinions from Beijing Deheng Law Office, Attorneys at Law has not been withdrawn and/or modified.

1.2 Three original bringdown comfort letters from the Reporting Accountants addressed to the Hong Kong Underwriters dated as of the date of the Closing in a form satisfactory to the Joint Global Coordinators.

1.3 Three original of each of the Rule 144A and Regulation S comfort letters from the Reporting Accountants addressed to the Underwriters.

1.4 A letter from Beijing Deheng Law Office, Attorneys at Law, to the Company confirming that the legal opinions given by it (referred to in paragraph 3.1 of Part A of this Schedule) are correct as at the date of the Closing in a form satisfactory to the Joint Global Coordinators.

1.5 One signed original of the Hong Kong legal opinion from each of Baker & McKenzie and Freshfields Bruckhaus Deringer and addressed to the Underwriters concerning such matters as the Joint Global Coordinators may reasonably require.

1.6 A certified copy of the resolutions of the board committee of the Company relating to the Global Offering approving, *inter alia*, the basis of allotment and allotment of shares to the allottees under the Global Offering.

SCHEDULE 4

HONG KONG UNDERWRITERS' SET OFF ARRANGEMENTS

1. This Schedule sets out the arrangements and terms pursuant to which the obligations of each Hong Kong Underwriter under clause 5 of this Agreement will be reduced to the extent that it makes (or procures to be made) one or more Valid Applications which is or are accepted (hereafter referred to as ***Underwriters' Applications***). These arrangements mean that in no circumstances will any Hong Kong Underwriter have any further liability as a Hong Kong Underwriter if one or more Underwriters' Applications, duly made by it or procured by it to be made, are validly made and accepted for not less than the number of the Hong Kong Public Offer Shares noted against its name in Schedule 1 .

2. In order to qualify as Underwriters' Applications, such applications must be made on one or more Application Forms and delivered, together with a cheque or cheques or banker's cashier order or orders for the amounts payable on application (including brokerage, Hong Kong Stock Exchange trading fee and SFC transaction levy), to the Joint Global Coordinators by not later than 10:00 a.m. on the Acceptance Date. Each such application must bear the stamp of the Hong Kong Underwriter or the Hong Kong Underwriter's broker or nominee by whom or on whose behalf the application is made or, if made by the Hong Kong Underwriter's sub-underwriter, marked to identify the relevant Hong Kong Underwriter and there must be clearly marked on the Application Form(s) "China Railway Construction Corporation Limited – Underwriter's Application". These applications will subsequently be notified and delivered by the Joint Global Coordinators to the Receiving Bankers by 12:00 noon on the Acceptance Date.

3. If all of the Hong Kong Public Offer Shares shall not have been validly both applied and paid for in the manner referred to in this Agreement, each Hong Kong Underwriter will, subject to the provisions of this Agreement, be obliged to take up the proportion of the shortfall that (a) its net underwriting participation (that is, its underwriting participation pursuant to clause 5 less the aggregate number of Hong Kong Public Offer Shares for which Underwriters' Applications have been made by it or procured to be made by it to the extent that they have been accepted and up to the limit of its underwriting participation), bears to (b) the aggregate of the underwriting participation of all the Hong Kong Underwriters including itself less the aggregate number of Hong Kong Public Offer Shares for which Underwriters' Applications have been made (including by itself).

4. The obligations of Hong Kong Underwriters determined pursuant to paragraph 3 above may be rounded, as determined by the Joint Global Coordinators in their sole discretion, to avoid fractions. The determination of the Joint Global Coordinators shall be final and conclusive.

5. No preferential consideration will be given in respect of Underwriters' Applications.

SCHEDULE 5

PROFESSIONAL INVESTOR TREATMENT NOTICE

1. You are a Professional Investor by reason of your being within a category of person described in the Securities and Futures (Professional Investor) Rules as follows:

(a) a trust corporation having been entrusted with total assets of not less than HK$40 million (or equivalent) as stated in its latest audited financial statements prepared within the last 16 months, or in the latest audited financial statements prepared within the last 16 months of the relevant trust or trusts of which it is trustee, or in custodian statements issued to the trust corporation in respect of the trust(s) within the last 12 months;

(b) a high net worth individual having, alone or with associates on a joint account, a portfolio of at least HK$8 million (or equivalent) in securities and/or currency deposits, as stated in a certificate from an auditor or professional accountant or in custodian statements issued to the individual within the last 12 months;

(c) a corporation the sole business of which is to hold investments and which is wholly owned by an individual who, alone or with associates on a joint account, falls within paragraph 1(b) above; and

(d) a high net worth corporation or partnership having total assets or at least HK$40 million (or equivalent) or a portfolio of at least HK$8 million (or equivalent) in securities and/or currency deposits, as stated in its latest audited financial statements prepared within the last 16 months or in custodian statements issued to the corporation or partnership within the last 12 months.

We have categorised you as a Professional Investor based on information you have given us. You will inform us promptly in the event any such information ceases to be true and accurate. You will be treated as a Professional Investor in relation to all investment products and markets.

2. As a consequence of categorisation as a Professional Investor, we are not required to fulfil certain requirements under the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (the ***Code***) and other Hong Kong regulations. While we may in fact do some or all of the following in providing services to you, we have no regulatory responsibility to do so.

(a) Client agreement

We are not required to enter into a written agreement complying with the Code relating to the services that are to be provided to you.

(b) Risk disclosures

We are not required by the Code to provide you with written risk warnings in respect of the risks involved in any transactions entered into with you, or to bring those risks to your attention.

(c) Information about us

We are not required to provide you with information about our business or the identity and status of employees and others acting on our behalf with whom you will have contact.

(d) Prompt confirmation

We are not required by the Code to promptly confirm the essential features of a transaction after effecting a transaction for you.

(e) Information about clients

We are not required to establish your financial situation, investment experience or investment objectives, except where we are providing advice on corporate finance work.

(f) Nasdaq–Amex Pilot Program

If you wish to deal through the Stock Exchange in securities admitted to trading on the Stock Exchange under the Nasdaq-Amex Pilot Program, we are not required to provide you with documentation on that program.

(g) Suitability

We are not required to ensure that a recommendation or solicitation is suitable for you in the light of your financial situation, investment experience and investment objectives.

3. You have the right to withdraw from being treated as a Professional Investor at any time in respect of all or any investment products or markets on giving written notice to our Compliance Departments.

4. By entering into this Agreement, you represent and warrant to us that you are knowledgeable and have sufficient expertise in the products and markets that you are dealing in and are aware of the risks in trading in the products and markets that you are dealing in.

5. By entering into this Agreement, you hereby agree and acknowledge that you have read and understood and have had explained to you the consequences of consenting to being treated as a Professional Investor and the right to withdraw from being treated as such as set out herein and that you hereby consent to being treated as a Professional Investor.

6. By entering into this Agreement, you hereby agree and acknowledge that we and the Settlement Agent will not provide you with any contract notes, statements of account or receipts under the Hong Kong Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules where such would otherwise be required.

SCHEDULE 6

HONG KONG UNDERWRITERS' WARRANTIES

Each of the Hong Kong Underwriters warrants and undertakes to the Company that with respect to itself:

1. It is duly organised and is validly existing and has the requisite power and authority to enter into and perform this Agreement.

2. This Agreement constitutes and any other documents required to be executed by it pursuant to the provisions of this Agreement will, when executed, constitute its valid and binding obligations in accordance with their respective terms.

3. The execution and delivery of, and the performance by it of its obligations under, this Agreement do not and will not:

(i). result in a breach of any provision of its memorandum or articles of associations (or equivalent constitutive documents); or

(ii). result in a breach of any Law, rule, regulation, order, judgment, decree, ruling, notice or circular of any court, government, governmental or regulatory body (including, without limitation, the Hong Kong Stock Exchange) to which it is a party or is subject or by which it is bound.

SIGNED by DING YUANCHEN)
for and on behalf of)
中国铁建股份有限公司)
(CHINA RAILWAY CONSTRUCTION)
CORPORATION LIMITED))
in the presence of:)

LAM NGAN LING
Solicitor
BAKER & McKENZIE
Hong Kong SAR

SIGNED by)
for and on behalf of)
CITIGROUP GLOBAL MARKETS)
ASIA LIMITED)
in the presence of: CHESTER TOH)

WILLY LIU

SIGNED by)
for and on behalf of)
CITIC SECURITIES CORPORATE)
FINANCE (HK) LIMITED)
in the presence of:)

SIGNED by)
and)
for and on behalf of)
MACQUARIE SECURITIES)
LIMITED)
in the presence of: CHESTER TOH)

RONALD THAM WILLIAM JE

SIGNED by)
for and on behalf of)
中国铁建股份有限公司)
(CHINA RAILWAY CONSTRUCTION)
CORPORATION LIMITED))
in the presence of:)

SIGNED by)
for and on behalf of)
CITIGROUP GLOBAL MARKETS)
ASIA LIMITED)
in the presence of:)

SIGNED by)
for and on behalf of)
CITIC SECURITIES CORPORATE)
FINANCE (HK) LIMITED)
in the presence of: LUO YONG

Liu Jian

Sun Yi

SIGNED by)
and)
for and on behalf of)
MACQUARIE SECURITIES)
LIMITED)
in the presence of:)

~~SIGNED by~~)
as duly authorised attorney)
for and on behalf of)
DBS ASIA CAPITAL LIMITED)
~~in the presence of:~~)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
DBS ASIA CAPITAL LIMITED)
in the presence of: CHESTER TOH)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
ICEA SECURITIES LIMITED)
in the presence of: CHESTER TOH)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
CHINA EVERBRIGHT SECURITIES)
(HK) LIMITED)
in the presence of: CHESTER TOH)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
FIRST SHANGHAI SECURITIES)
LIMITED)
in the presence of: LUO YONG)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
GUOTAI JUNAN SECURITIES)
(HONG KONG) LIMITED)
in the presence of: CHESTER TOH)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
SHENYIN WANGUO CAPITAL)
(H.K.) LIMITED)
in the presence of: CHESTER TOH)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
TAIFOOK SECURITIES COMPANY)
LIMITED)
in the presence of: LUO YONG)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
VC BROKERAGE LIMITED)
in the presence of: CHESTER TOH)

CITIC Securities Corporate Finance (HK) Ltd.
26/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Citigroup Global Markets Asia Limited
50/F, Citibank Tower
3 Garden Road, Central
Hong Kong

Macquarie Securities Limited
19/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong



The Board of Directors
China Railway Construction Corporation Limited
No. 40, East, Fuxing Road
Haidian District
Beijing
The People's Republic of China

29 February 2008

Dear Sirs

Company: **China Railway Construction Corporation Limited (the "Company")**
Transaction: **New Listing – Global Offering**
Subject: **Consent Letter**

We refer to the prospectus of the Company dated 29 February 2008 (the "**Prospectus**") in connection with the global offering and the proposed listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited.

We hereby give our consent, and have not withdrawn our consent, to the issue of the Prospectus and all references to our name and our opinion in the form and context in which they appear in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix X to the Prospectus.

Yours faithfully,

For and on behalf of:
CITIC Securities Corporate Finance (HK) Ltd.
Name: Thomas Chiu
Title: Director

For and on behalf of:
CITIC Securities Corporate Finance (HK) Ltd.
Name: Freda Wong
Title: Director

For and on behalf of
Citigroup Global Markets Asia Limited

Name: Jing Zhao
Title: Managing Director

For and on behalf of:
Macquarie Securities Limited
Name: William Je
Title: Managing Director

8 Finance Street, Central
Hong Kong
Phone: (852) 2846 9888
Fax: (852) 2868 4432
www.ey.com/china

國際金融中心2期18樓
電話：(852) 2846 9888
傳真：(852) 2868 4432

PRIVATE AND CONFIDENTIAL

29 February 2008

Board of Directors
China Railway Construction Corporation Limited
No. 40, East, Fuxing Road
Haidian District, Beijing, China

and

CITIC Securities Corporate Finance (HK) Limited
26/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong

and

Citigroup Global Markets Asia Limited
50/F, Citibank Tower
Citibank Plaza
3 Garden Road, Central
Hong Kong

and

Macquarie Securities Limited
19/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong

Dear Sirs,

Global offering of 1,706 million shares (subject to over-allotment option) with nominal value of RMB1 each (the "Global Offering") of China Railway Construction Corporation Limited (the "Company")

We hereby consent the issue of the prospectus of the Company dated 29 February 2008 in connection with the Global Offering (the "Prospectus"), with the inclusion therein of all references to our name, in the form and context in which they appear, including the following:

(i) Our accountants' report dated 29 February 2008 containing, inter alia, the audited consolidated results and cash flows of the Company and its subsidiaries (collectively the "Group") for each of the three years ended 31 December 2004, 2005 and 2006, and for the eleven-month period ended 30 November 2007 and of the state of affairs of the Group as at 31 December 2004, 2005 and 2006, and 30 November 2007 and the state of affairs of the Company as at 30 November 2007 and the unaudited consolidated results and cash flows of the Group for the eleven-month period ended 30 November 2006;

(ii) Our letter dated 29 February 2008 in respect of the unaudited pro forma financial information of the Group; and

(iii) Our letter dated 29 February 2008 in respect of the accounting policies and calculations for the profit estimate of the Group's consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2007.

This letter is being issued in connection with the filing of the listing of the securities on The Stock Exchange of Hong Kong Limited and is not to be used in connection with the offering pursuant to Rule 144A of the Securities Act of 1933 (as amended) in the United States of America.

Yours faithfully,

Ernst & Young

Sallmanns

Corporate valuation and consultancy
www.sallmanns.com

22nd Floor, Siu On Centre
188 Lockhart Road
Wanchai, Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

The Board of Directors
China Railway Construction Corporation Limited
East, No. 40 Fuxing Road
Haidian District
Beijing
The People's Republic of China

29 February 2008

Dear Sirs,

Company: **China Railway Construction Corporation Limited (the "Company")**
Transaction: **New Listing – Global Offering**
Subject: **Consent Letter**

We refer to the Prospectus of the Company dated 29 February 2008, (the "**Prospectus**") in relation to the global offering and the proposed listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited.

We hereby give our consent, and have not withdrawn our consent, to the issue of the Prospectus, with the inclusion therein of our name and our letter, summary of values and valuation certificates in connection with our valuations of the properties in which the Company and its subsidiaries have interests, the text of which is set out in Appendix IV to the Prospectus and the references therein to our name in the form and context in which they are respectively included in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix X to the Prospectus.

Yours faithfully,
for and on behalf of
SALLMANNS (FAR EAST) LIMITED

Paul L. Brown
BSc FRICS FHKIS
Director





12/F,Tower B, Focus Place, No. 19 Finance Street,
Beijing 100032, P.R.China
中国北京市西城区金融街 19 号
富凯大厦 B 座十二层 邮编: 100032

电话 Tel: +86 10 6657 5888
传真 Fax: +86 10 6523 2181
网站 Website: www.dehenglaw.com
电邮 E-mail: deheng@dehenglaw.com

29 February 2008

The Board of Directors
China Railway Construction Corporation Limited
East, No.40 Fuxing Road, Haidian District
Beijing
The People's Republic of China

Dear Sirs,

Company: China Railway Construction Corporation Limited (the "Company")
Transaction: New Listing-Global Offering
Subject: Consent Letter

We refer to the prospectus of the Company dated 29 February 2008 (the "**Prospectus**") in connection with the global offering and the proposed listing of its H shares on the Main Board of the Stock Exchange of Hong Kong Limited.

We hereby give our consent, and have not withdrawn our consent, to the issue of the Prospectus and all references to our name and our opinion in the form and context in which they appear in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix X to the Prospectus.

Yours faithfully,

For and on behalf of
Beijing Deheng Law Office

Name: Chen Jingru
Title: Partner

北京市德恒律师事务所　Beijing Deheng Law Office

12/F,Tower B, Focus Place, No. 19 Finance Street,
Beijing, P.R.China 100032
中国·北京西城区金融街19号
富凯大厦B座十二层　邮编：100032

Tel: (86)010-66575888　65232180
Fax: (86) 010-65232181
Website: www.dhl.com.cn
E-mail: DeHeng@dhl.com.cn

RECEIVED
2008 MAY 13 P 1:17
FICE OF INTERNATIONA
CORPORATE FINANCE

关于中国铁建股份有限公司章程及招股说明书有关问题的

确　认　函

中国铁建股份有限公司：

根据北京市德恒律师事务所（"德恒"）与中国铁道建筑总公司签订的《专项法律顾问委托协议》，德恒根据中华人民共和国（"中国"，在本意见书中，"中国"不包括台湾省、香港特别行政区和澳门特别行政区）法律，为中国铁建股份有限公司（"发行人"）首次公开发行境外上市外资股（H股）股票并在香港联合交易所有限公司主板上市（"本次发行上市"）提供法律服务。

德恒审阅了发行人于2007年11月5日召开的创立大会所审议通过H股发行上市后适用的《中国铁建股份有限公司章程》（"公司章程"）以及发行人为本次发行上市而于2008年1月15日编制的招股说明书（"招股说明书"），兹确认，于本确认函出具之日：

1、公司章程已载明了《到境外上市公司章程指引》（"章程指引"）及《关于到香港上市公司对公司章程作补充修改的意见函》（"意见函"）所规定的内容，未对章程指引和意见函规定的内容进行实质性修改或删除。

2、招股说明书中披露的有关《中华人民共和国公司法》、《国务院关于股份公司境外募集股份及上市的特别规定》及其他中国法律法规的内容表述真实、准确。

北京市德恒律师事务所

北京市德恒律师事务所

2008年1月15日

I, the undersigned, do hereby certify that this page is a true and complete copy of the corresponding page of the original.
Dated

LAM NGAN LING
Solicitor
BAKER & McKENZIE
Hong Kong SAR

RECEIVED

2009 MAY 13 P 1:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中华人民共和国公司法(2005 修订)

中华人民共和国主席令
（第 42 号）

《中华人民共和国公司法》已由中华人民共和国第十届全国人民代表大会常务委员会第十八次会议于 2005 年 10 月 27 日修订通过，现将修订后的《中华人民共和国公司法》公布，自 2006 年 1 月 1 日起施行。

中华人民共和国主席　胡锦涛
2005 年 10 月 27 日

中华人民共和国公司法

（1993 年 12 月 29 日第八届全国人民代表大会常务委员会第五次会议通过　根据 1999 年 12 月 25 日第九届全国人民代表大会常务委员会第十三次会议《关于修改〈中华人民共和国公司法〉的决定》第一次修正　根据 2004 年 8 月 28 日第十届全国人民代表大会常务委员会第十一次会议《关于修改〈中华人民共和国公司法〉的决定》第二次修正　2005 年 10 月 27 日第十届全国人民代表大会常务委员会第十八次会议修订）

目录

第一章　总则
第二章　有限责任公司的设立和组织机构
第一节　设立
第二节　组织机构
第三节　一人有限责任公司的特别规定
第四节　国有独资公司的特别规定
第三章　有限责任公司的股权转让
第四章　股份有限公司的设立和组织机构
第一节　设立
第二节　股东大会
第三节　董事会、经理
第四节　监事会
第五节　上市公司组织机构的特别规定
第五章　股份有限公司的股份发行和转让
第一节　股份发行
第二节　股份转让
第六章　公司董事、监事、高级管理人员的资格和义务
第七章　公司债券
第八章　公司财务、会计

第九章　公司合并、分立、增资、减资
第十章　公司解散和清算
第十一章　外国公司的分支机构
第十二章　法律责任
第十三章　附则

第一章　总则

第一条　为了规范公司的组织和行为，保护公司、股东和债权人的合法权益，维护社会经济秩序，促进社会主义市场经济的发展，制定本法。

第二条　本法所称公司是指依照本法在中国境内设立的有限责任公司和股份有限公司。

第三条　公司是企业法人，有独立的法人财产，享有法人财产权。公司以其全部财产对公司的债务承担责任。

有限责任公司的股东以其认缴的出资额为限对公司承担责任；股份有限公司的股东以其认购的股份为限对公司承担责任。

第四条　公司股东依法享有资产收益、参与重大决策和选择管理者等权利。

第五条　公司从事经营活动，必须遵守法律、行政法规，遵守社会公德、商业道德，诚实守信，接受政府和社会公众的监督，承担社会责任。

公司的合法权益受法律保护，不受侵犯。

第六条　设立公司，应当依法向公司登记机关申请设立登记。符合本法规定的设立条件的，由公司登记机关分别登记为有限责任公司或者股份有限公司；不符合本法规定的设立条件的，不得登记为有限责任公司或者股份有限公司。

法律、行政法规规定设立公司必须报经批准的，应当在公司登记前依法办理批准手续。

公众可以向公司登记机关申请查询公司登记事项，公司登记机关应当提供查询服务。

第七条　依法设立的公司，由公司登记机关发给公司营业执照。公司营业执照签发日期为公司成立日期。

公司营业执照应当载明公司的名称、住所、注册资本、实收资本、经营范围、法定代表人姓名等事项。

公司营业执照记载的事项发生变更的，公司应当依法办理变更登记，由公司登记机关换发营业执照。

第八条　依照本法设立的有限责任公司，必须在公司名称中标明有限责任公司

或者有限公司字样。

依照本法设立的股份有限公司，必须在公司名称中标明股份有限公司或者股份公司字样。

第九条　有限责任公司变更为股份有限公司，应当符合本法规定的股份有限公司的条件。股份有限公司变更为有限责任公司，应当符合本法规定的有限责任公司的条件。

有限责任公司变更为股份有限公司的，或者股份有限公司变更为有限责任公司的，公司变更前的债权、债务由变更后的公司承继。

第十条　公司以其主要办事机构所在地为住所。

第十一条　设立公司必须依法制定公司章程。公司章程对公司、股东、董事、监事、高级管理人员具有约束力。

第十二条　公司的经营范围由公司章程规定，并依法登记。公司可以修改公司章程，改变经营范围，但是应当办理变更登记。

公司的经营范围中属于法律、行政法规规定须经批准的项目，应当依法经过批准。

第十三条　公司法定代表人依照公司章程的规定，由董事长、执行董事或者经理担任，并依法登记。公司法定代表人变更，应当办理变更登记。

第十四条　公司可以设立分公司。设立分公司，应当向公司登记机关申请登记，领取营业执照。分公司不具有法人资格，其民事责任由公司承担。

公司可以设立子公司，子公司具有法人资格，依法独立承担民事责任。

第十五条　公司可以向其他企业投资；但是，除法律另有规定外，不得成为对所投资企业的债务承担连带责任的出资人。

第十六条　公司向其他企业投资或者为他人提供担保，依照公司章程的规定，由董事会或者股东会、股东大会决议；公司章程对投资或者担保的总额及单项投资或者担保的数额有限额规定的，不得超过规定的限额。

公司为公司股东或者实际控制人提供担保的，必须经股东会或者股东大会决议。

前款规定的股东或者受前款规定的实际控制人支配的股东，不得参加前款规定事项的表决。该项表决由出席会议的其他股东所持表决权的过半数通过。

第十七条　公司必须保护职工的合法权益，依法与职工签订劳动合同，参加社会保险，加强劳动保护，实现安全生产。

公司应当采用多种形式，加强公司职工的职业教育和岗位培训，提高职工素

质。

第十八条　公司职工依照《中华人民共和国工会法》组织工会，开展工会活动，维护职工合法权益。公司应当为本公司工会提供必要的活动条件。公司工会代表职工就职工的劳动报酬、工作时间、福利、保险和劳动安全卫生等事项依法与公司签订集体合同。

公司依照宪法和有关法律的规定，通过职工代表大会或者其他形式，实行民主管理。

公司研究决定改制以及经营方面的重大问题、制定重要的规章制度时，应当听取公司工会的意见，并通过职工代表大会或者其他形式听取职工的意见和建议。

第十九条　在公司中，根据中国共产党章程的规定，设立中国共产党的组织，开展党的活动。公司应当为党组织的活动提供必要条件。

第二十条　公司股东应当遵守法律、行政法规和公司章程，依法行使股东权利，不得滥用股东权利损害公司或者其他股东的利益；不得滥用公司法人独立地位和股东有限责任损害公司债权人的利益。

公司股东滥用股东权利给公司或者其他股东造成损失的，应当依法承担赔偿责任。

公司股东滥用公司法人独立地位和股东有限责任，逃避债务，严重损害公司债权人利益的，应当对公司债务承担连带责任。

第二十一条　公司的控股股东、实际控制人、董事、监事、高级管理人员不得利用其关联关系损害公司利益。

违反前款规定，给公司造成损失的，应当承担赔偿责任。

第二十二条　公司股东会或者股东大会、董事会的决议内容违反法律、行政法规的无效。

股东会或者股东大会、董事会的会议召集程序、表决方式违反法律、行政法规或者公司章程，或者决议内容违反公司章程的，股东可以自决议作出之日起六十日内，请求人民法院撤销。

股东依照前款规定提起诉讼的，人民法院可以应公司的请求，要求股东提供相应担保。

公司根据股东会或者股东大会、董事会决议已办理变更登记的，人民法院宣告该决议无效或者撤销该决议后，公司应当向公司登记机关申请撤销变更登记。

第二章　有限责任公司的设立和组织机构

第一节　设立

第二十三条　设立有限责任公司，应当具备下列条件：
（一）股东符合法定人数；
（二）股东出资达到法定资本最低限额；
（三）股东共同制定公司章程；
（四）有公司名称，建立符合有限责任公司要求的组织机构；
（五）有公司住所。

第二十四条　有限责任公司由五十个以下股东出资设立。

第二十五条　有限责任公司章程应当载明下列事项：
（一）公司名称和住所；
（二）公司经营范围；
（三）公司注册资本；
（四）股东的姓名或者名称；
（五）股东的出资方式、出资额和出资时间；
（六）公司的机构及其产生办法、职权、议事规则；
（七）公司法定代表人；
（八）股东会会议认为需要规定的其他事项。
股东应当在公司章程上签名、盖章。

第二十六条　有限责任公司的注册资本为在公司登记机关登记的全体股东认缴的出资额。公司全体股东的首次出资额不得低于注册资本的百分之二十，也不得低于法定的注册资本最低限额，其余部分由股东自公司成立之日起两年内缴足；其中，投资公司可以在五年内缴足。

有限责任公司注册资本的最低限额为人民币三万元。法律、行政法规对有限责任公司注册资本的最低限额有较高规定的，从其规定。

第二十七条　股东可以用货币出资，也可以用实物、知识产权、土地使用权等可以用货币估价并可以依法转让的非货币财产作价出资；但是，法律、行政法规规定不得作为出资的财产除外。

对作为出资的非货币财产应当评估作价，核实财产，不得高估或者低估作价。法律、行政法规对评估作价有规定的，从其规定。

全体股东的货币出资金额不得低于有限责任公司注册资本的百分之三十。

第二十八条　股东应当按期足额缴纳公司章程中规定的各自所认缴的出资额。股东以货币出资的，应当将货币出资足额存入有限责任公司在银行开设的账户；以非货币财产出资的，应当依法办理其财产权的转移手续。

股东不按照前款规定缴纳出资的，除应当向公司足额缴纳外，还应当向已按期足额缴纳出资的股东承担违约责任。

第二十九条　股东缴纳出资后，必须经依法设立的验资机构验资并出具证明。

第三十条　股东的首次出资经依法设立的验资机构验资后，由全体股东指定的代表或者共同委托的代理人向公司登记机关报送公司登记申请书、公司章程、验资证明等文件，申请设立登记。

第三十一条　有限责任公司成立后，发现作为设立公司出资的非货币财产的实际价额显著低于公司章程所定价额的，应当由交付该出资的股东补足其差额；公司设立时的其他股东承担连带责任。

第三十二条　有限责任公司成立后，应当向股东签发出资证明书。

出资证明书应当载明下列事项：

（一）公司名称；

（二）公司成立日期；

（三）公司注册资本；

（四）股东的姓名或者名称、缴纳的出资额和出资日期；

（五）出资证明书的编号和核发日期。

出资证明书由公司盖章。

第三十三条　有限责任公司应当置备股东名册，记载下列事项：

（一）股东的姓名或者名称及住所；

（二）股东的出资额；

（三）出资证明书编号。

记载于股东名册的股东，可以依股东名册主张行使股东权利。

公司应当将股东的姓名或者名称及其出资额向公司登记机关登记；登记事项发生变更的，应当办理变更登记。未经登记或者变更登记的，不得对抗第三人。

第三十四条　股东有权查阅、复制公司章程、股东会会议记录、董事会会议决议、监事会会议决议和财务会计报告。

股东可以要求查阅公司会计账簿。股东要求查阅公司会计账簿的，应当向公司提出书面请求，说明目的。公司有合理根据认为股东查阅会计账簿有不正当目的，可能损害公司合法利益的，可以拒绝提供查阅，并应当自股东提出书面请求之日起十五日内书面答复股东并说明理由。公司拒绝提供查阅的，股东可以请求人民法院要求公司提供查阅。

第三十五条　股东按照实缴的出资比例分取红利；公司新增资本时，股东有权优先按照实缴的出资比例认缴出资。但是，全体股东约定不按照出资比例分取红利或者不按照出资比例优先认缴出资的除外。

第三十六条　公司成立后，股东不得抽逃出资。

第二节　组织机构

第三十七条　有限责任公司股东会由全体股东组成。股东会是公司的权力机构，依照本法行使职权。

第三十八条　股东会行使下列职权：
（一）决定公司的经营方针和投资计划；
（二）选举和更换非由职工代表担任的董事、监事，决定有关董事、监事的报酬事项；
（三）审议批准董事会的报告；
（四）审议批准监事会或者监事的报告；
（五）审议批准公司的年度财务预算方案、决算方案；
（六）审议批准公司的利润分配方案和弥补亏损方案；
（七）对公司增加或者减少注册资本作出决议；
（八）对发行公司债券作出决议；
（九）对公司合并、分立、解散、清算或者变更公司形式作出决议；
（十）修改公司章程；
（十一）公司章程规定的其他职权。
对前款所列事项股东以书面形式一致表示同意的，可以不召开股东会会议，直接作出决定，并由全体股东在决定文件上签名、盖章。

第三十九条　首次股东会会议由出资最多的股东召集和主持，依照本法规定行使职权。

第四十条　股东会会议分为定期会议和临时会议。
定期会议应当依照公司章程的规定按时召开。代表十分之一以上表决权的股东，三分之一以上的董事，监事会或者不设监事会的公司的监事提议召开临时会议的，应当召开临时会议。

第四十一条　有限责任公司设立董事会的，股东会会议由董事会召集，董事长主持；董事长不能履行职务或者不履行职务的，由副董事长主持；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事主持。
有限责任公司不设董事会的，股东会会议由执行董事召集和主持。
董事会或者执行董事不能履行或者不履行召集股东会会议职责的，由监事会或者不设监事会的公司的监事召集和主持；监事会或者监事不召集和主持的，代表十分之一以上表决权的股东可以自行召集和主持。

第四十二条　召开股东会会议，应当于会议召开十五日前通知全体股东；但是，公司章程另有规定或者全体股东另有约定的除外。
股东会应当对所议事项的决定作成会议记录，出席会议的股东应当在会议记录上签名。

第四十三条　股东会会议由股东按照出资比例行使表决权；但是，公司章程另有规定的除外。

第四十四条　股东会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

股东会会议作出修改公司章程、增加或者减少注册资本的决议，以及公司合并、分立、解散或者变更公司形式的决议，必须经代表三分之二以上表决权的股东通过。

第四十五条　有限责任公司设董事会，其成员为三人至十三人；但是，本法第五十一条另有规定的除外。

两个以上的国有企业或者两个以上的其他国有投资主体投资设立的有限责任公司，其董事会成员中应当有公司职工代表；其他有限责任公司董事会成员中可以有公司职工代表。董事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

董事会设董事长一人，可以设副董事长。董事长、副董事长的产生办法由公司章程规定。

第四十六条　董事任期由公司章程规定，但每届任期不得超过三年。董事任期届满，连选可以连任。

董事任期届满未及时改选，或者董事在任期内辞职导致董事会成员低于法定人数的，在改选出的董事就任前，原董事仍应当依照法律、行政法规和公司章程的规定，履行董事职务。

第四十七条　董事会对股东会负责，行使下列职权：

（一）召集股东会会议，并向股东会报告工作；

（二）执行股东会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案；

（五）制订公司的利润分配方案和弥补亏损方案；

（六）制订公司增加或者减少注册资本以及发行公司债券的方案；

（七）制订公司合并、分立、解散或者变更公司形式的方案；

（八）决定公司内部管理机构的设置；

（九）决定聘任或者解聘公司经理及其报酬事项，并根据经理的提名决定聘任或者解聘公司副经理、财务负责人及其报酬事项；

（十）制定公司的基本管理制度；

（十一）公司章程规定的其他职权。

第四十八条　董事会会议由董事长召集和主持；董事长不能履行职务或者不履行职务的，由副董事长召集和主持；副董事长不能履行职务或者不履行职务的，由

半数以上董事共同推举一名董事召集和主持。

第四十九条　董事会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

董事会应当对所议事项的决定作成会议记录，出席会议的董事应当在会议记录上签名。

董事会决议的表决，实行一人一票。

第五十条　有限责任公司可以设经理，由董事会决定聘任或者解聘。经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；

（二）组织实施公司年度经营计划和投资方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制定公司的具体规章；

（六）提请聘任或者解聘公司副经理、财务负责人；

（七）决定聘任或者解聘除应由董事会决定聘任或者解聘以外的负责管理人员；

（八）董事会授予的其他职权。

公司章程对经理职权另有规定的，从其规定。

经理列席董事会会议。

第五十一条　股东人数较少或者规模较小的有限责任公司，可以设一名执行董事，不设董事会。执行董事可以兼任公司经理。

执行董事的职权由公司章程规定。

第五十二条　有限责任公司设监事会，其成员不得少于三人。股东人数较少或者规模较小的有限责任公司，可以设一至二名监事，不设监事会。

监事会应当包括股东代表和适当比例的公司职工代表，其中职工代表的比例不得低于三分之一，具体比例由公司章程规定。监事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

监事会设主席一人，由全体监事过半数选举产生。监事会主席召集和主持监事会会议；监事会主席不能履行职务或者不履行职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

董事、高级管理人员不得兼任监事。

第五十三条　监事的任期每届为三年。监事任期届满，连选可以连任。

监事任期届满未及时改选，或者监事在任期内辞职导致监事会成员低于法定人数的，在改选出的监事就任前，原监事仍应当依照法律、行政法规和公司章程的规定，履行监事职务。

第五十四条　监事会、不设监事会的公司的监事行使下列职权：

（一）检查公司财务；

（二）对董事、高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、公司章程或者股东会决议的董事、高级管理人员提出罢免的建议；

（三）当董事、高级管理人员的行为损害公司的利益时，要求董事、高级管理人员予以纠正；

（四）提议召开临时股东会会议，在董事会不履行本法规定的召集和主持股东会会议职责时召集和主持股东会会议；

（五）向股东会会议提出提案；

（六）依照本法第一百五十二条的规定，对董事、高级管理人员提起诉讼；

（七）公司章程规定的其他职权。

第五十五条　监事可以列席董事会会议，并对董事会决议事项提出质询或者建议。

监事会、不设监事会的公司的监事发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所等协助其工作，费用由公司承担。

第五十六条　监事会每年度至少召开一次会议，监事可以提议召开临时监事会会议。

监事会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

监事会决议应当经半数以上监事通过。

监事会应当对所议事项的决定作成会议记录，出席会议的监事应当在会议记录上签名。

第五十七条　监事会、不设监事会的公司的监事行使职权所必需的费用，由公司承担。

第三节　一人有限责任公司的特别规定

第五十八条　一人有限责任公司的设立和组织机构，适用本节规定；本节没有规定的，适用本章第一节、第二节的规定。

本法所称一人有限责任公司，是指只有一个自然人股东或者一个法人股东的有限责任公司。

第五十九条　一人有限责任公司的注册资本最低限额为人民币十万元。股东应当一次足额缴纳公司章程规定的出资额。

一个自然人只能投资设立一个一人有限责任公司。该一人有限责任公司不能投资设立新的一人有限责任公司。

第六十条　一人有限责任公司应当在公司登记中注明自然人独资或者法人独

资，并在公司营业执照中载明。

第六十一条　一人有限责任公司章程由股东制定。

第六十二条　一人有限责任公司不设股东会。股东作出本法第三十八条第一款所列决定时，应当采用书面形式，并由股东签名后置备于公司。

第六十三条　一人有限责任公司应当在每一会计年度终了时编制财务会计报告，并经会计师事务所审计。

第六十四条　一人有限责任公司的股东不能证明公司财产独立于股东自己的财产的，应当对公司债务承担连带责任。

第四节　国有独资公司的特别规定

第六十五条　国有独资公司的设立和组织机构，适用本节规定；本节没有规定的，适用本章第一节、第二节的规定。

本法所称国有独资公司，是指国家单独出资、由国务院或者地方人民政府授权本级人民政府国有资产监督管理机构履行出资人职责的有限责任公司。

第六十六条　国有独资公司章程由国有资产监督管理机构制定，或者由董事会制订报国有资产监督管理机构批准。

第六十七条　国有独资公司不设股东会，由国有资产监督管理机构行使股东会职权。国有资产监督管理机构可以授权公司董事会行使股东会的部分职权，决定公司的重大事项，但公司的合并、分立、解散、增加或者减少注册资本和发行公司债券，必须由国有资产监督管理机构决定；其中，重要的国有独资公司合并、分立、解散、申请破产的，应当由国有资产监督管理机构审核后，报本级人民政府批准。

前款所称重要的国有独资公司，按照国务院的规定确定。

第六十八条　国有独资公司设董事会，依照本法第四十七条、第六十七条的规定行使职权。董事每届任期不得超过三年。董事会成员中应当有公司职工代表。

董事会成员由国有资产监督管理机构委派；但是，董事会成员中的职工代表由公司职工代表大会选举产生。

董事会设董事长一人，可以设副董事长。董事长、副董事长由国有资产监督管理机构从董事会成员中指定。

第六十九条　国有独资公司设经理，由董事会聘任或者解聘。经理依照本法第五十条规定行使职权。

经国有资产监督管理机构同意，董事会成员可以兼任经理。

第七十条　国有独资公司的董事长、副董事长、董事、高级管理人员，未经国有资产监督管理机构同意，不得在其他有限责任公司、股份有限公司或者其他经济组织兼职。

第七十一条　国有独资公司监事会成员不得少于五人，其中职工代表的比例不得低于三分之一，具体比例由公司章程规定。

监事会成员由国有资产监督管理机构委派；但是，监事会成员中的职工代表由公司职工代表大会选举产生。监事会主席由国有资产监督管理机构从监事会成员中指定。

监事会行使本法第五十四条第（一）项至第（三）项规定的职权和国务院规定的其他职权。

第三章　有限责任公司的股权转让

第七十二条　有限责任公司的股东之间可以相互转让其全部或者部分股权。

股东向股东以外的人转让股权，应当经其他股东过半数同意。股东应就其股权转让事项书面通知其他股东征求同意，其他股东自接到书面通知之日起满三十日未答复的，视为同意转让。其他股东半数以上不同意转让的，不同意的股东应当购买该转让的股权；不购买的，视为同意转让。

经股东同意转让的股权，在同等条件下，其他股东有优先购买权。两个以上股东主张行使优先购买权的，协商确定各自的购买比例；协商不成的，按照转让时各自的出资比例行使优先购买权。

公司章程对股权转让另有规定的，从其规定。

第七十三条　人民法院依照法律规定的强制执行程序转让股东的股权时，应当通知公司及全体股东，其他股东在同等条件下有优先购买权。其他股东自人民法院通知之日起满二十日不行使优先购买权的，视为放弃优先购买权。

第七十四条　依照本法第七十二条、第七十三条转让股权后，公司应当注销原股东的出资证明书，向新股东签发出资证明书，并相应修改公司章程和股东名册中有关股东及其出资额的记载。对公司章程的该项修改不需再由股东会表决。

第七十五条　有下列情形之一的，对股东会该项决议投反对票的股东可以请求公司按照合理的价格收购其股权：

（一）公司连续五年不向股东分配利润，而公司该五年连续盈利，并且符合本法规定的分配利润条件的；

（二）公司合并、分立、转让主要财产的；

（三）公司章程规定的营业期限届满或者章程规定的其他解散事由出现，股东会会议通过决议修改章程使公司存续的。

自股东会会议决议通过之日起六十日内，股东与公司不能达成股权收购协议

的，股东可以自股东会会议决议通过之日起九十日内向人民法院提起诉讼。

第七十六条　自然人股东死亡后，其合法继承人可以继承股东资格；但是，公司章程另有规定的除外。

第四章　股份有限公司的设立和组织机构

第一节　设立

第七十七条　设立股份有限公司，应当具备下列条件：
（一）发起人符合法定人数；
（二）发起人认购和募集的股本达到法定资本最低限额；
（三）股份发行、筹办事项符合法律规定；
（四）发起人制订公司章程，采用募集方式设立的经创立大会通过；
（五）有公司名称，建立符合股份有限公司要求的组织机构；
（六）有公司住所。

第七十八条　股份有限公司的设立，可以采取发起设立或者募集设立的方式。
发起设立，是指由发起人认购公司应发行的全部股份而设立公司。
募集设立，是指由发起人认购公司应发行股份的一部分，其余股份向社会公开募集或者向特定对象募集而设立公司。

第七十九条　设立股份有限公司，应当有二人以上二百人以下为发起人，其中须有半数以上的发起人在中国境内有住所。

第八十条　股份有限公司发起人承担公司筹办事务。
发起人应当签订发起人协议，明确各自在公司设立过程中的权利和义务。

第八十一条　股份有限公司采取发起设立方式设立的，注册资本为在公司登记机关登记的全体发起人认购的股本总额。公司全体发起人的首次出资额不得低于注册资本的百分之二十，其余部分由发起人自公司成立之日起两年内缴足；其中，投资公司可以在五年内缴足。在缴足前，不得向他人募集股份。
股份有限公司采取募集方式设立的，注册资本为在公司登记机关登记的实收股本总额。
股份有限公司注册资本的最低限额为人民币五百万元。法律、行政法规对股份有限公司注册资本的最低限额有较高规定的，从其规定。

第八十二条　股份有限公司章程应当载明下列事项：
（一）公司名称和住所；
（二）公司经营范围；

（三）公司设立方式；
（四）公司股份总数、每股金额和注册资本；
（五）发起人的姓名或者名称、认购的股份数、出资方式和出资时间；
（六）董事会的组成、职权和议事规则；
（七）公司法定代表人；
（八）监事会的组成、职权和议事规则；
（九）公司利润分配办法；
（十）公司的解散事由与清算办法；
（十一）公司的通知和公告办法；
（十二）股东大会会议认为需要规定的其他事项。

第八十三条　发起人的出资方式，适用本法第二十七条的规定。

第八十四条　以发起设立方式设立股份有限公司的，发起人应当书面认足公司章程规定其认购的股份；一次缴纳的，应即缴纳全部出资；分期缴纳的，应即缴纳首期出资。以非货币财产出资的，应当依法办理其财产权的转移手续。

发起人不依照前款规定缴纳出资的，应当按照发起人协议承担违约责任。

发起人首次缴纳出资后，应当选举董事会和监事会，由董事会向公司登记机关报送公司章程、由依法设定的验资机构出具的验资证明以及法律、行政法规规定的其他文件，申请设立登记。

第八十五条　以募集设立方式设立股份有限公司的，发起人认购的股份不得少于公司股份总数的百分之三十五；但是，法律、行政法规另有规定的，从其规定。

第八十六条　发起人向社会公开募集股份，必须公告招股说明书，并制作认股书。认股书应当载明本法第八十七条所列事项，由认股人填写认购股数、金额、住所，并签名、盖章。认股人按照所认购股数缴纳股款。

第八十七条　招股说明书应当附有发起人制订的公司章程，并载明下列事项：
（一）发起人认购的股份数；
（二）每股的票面金额和发行价格；
（三）无记名股票的发行总数；
（四）募集资金的用途；
（五）认股人的权利、义务；
（六）本次募股的起止期限及逾期未募足时认股人可以撤回所认股份的说明。

第八十八条　发起人向社会公开募集股份，应当由依法设立的证券公司承销，签订承销协议。

第八十九条　发起人向社会公开募集股份，应当同银行签订代收股款协议。

代收股款的银行应当按照协议代收和保存股款，向缴纳股款的认股人出具收款

单据，并负有向有关部门出具收款证明的义务。

第九十条　发行股份的股款缴足后，必须经依法设立的验资机构验资并出具证明。发起人应当自股款缴足之日起三十日内主持召开公司创立大会。创立大会由发起人、认股人组成。

发行的股份超过招股说明书规定的截止期限尚未募足的，或者发行股份的股款缴足后，发起人在三十日内未召开创立大会的，认股人可以按照所缴股款并加算银行同期存款利息，要求发起人返还。

第九十一条　发起人应当在创立大会召开十五日前将会议日期通知各认股人或者予以公告。创立大会应有代表股份总数过半数的发起人、认股人出席，方可举行。

创立大会行使下列职权：

（一）审议发起人关于公司筹办情况的报告；

（二）通过公司章程；

（三）选举董事会成员；

（四）选举监事会成员；

（五）对公司的设立费用进行审核；

（六）对发起人用于抵作股款的财产的作价进行审核；

（七）发生不可抗力或者经营条件发生重大变化直接影响公司设立的，可以作出不设立公司的决议。

创立大会对前款所列事项作出决议，必须经出席会议的认股人所持表决权过半数通过。

第九十二条　发起人、认股人缴纳股款或者交付抵作股款的出资后，除未按期募足股份、发起人未按期召开创立大会或者创立大会决议不设立公司的情形外，不得抽回其股本。

第九十三条　董事会应于创立大会结束后三十日内，向公司登记机关报送下列文件，申请设立登记：

（一）公司登记申请书；

（二）创立大会的会议记录；

（三）公司章程；

（四）验资证明；

（五）法定代表人、董事、监事的任职文件及其身份证明；

（六）发起人的法人资格证明或者自然人身份证明；

（七）公司住所证明。

以募集方式设立股份有限公司公开发行股票的，还应当向公司登记机关报送国务院证券监督管理机构的核准文件。

第九十四条　股份有限公司成立后，发起人未按照公司章程的规定缴足出资

的，应当补缴；其他发起人承担连带责任。

股份有限公司成立后，发现作为设立公司出资的非货币财产的实际价额显著低于公司章程所定价额的，应当由交付该出资的发起人补足其差额；其他发起人承担连带责任。

第九十五条　股份有限公司的发起人应当承担下列责任：

（一）公司不能成立时，对设立行为所产生的债务和费用负连带责任；

（二）公司不能成立时，对认股人已缴纳的股款，负返还股款并加算银行同期存款利息的连带责任；

（三）在公司设立过程中，由于发起人的过失致使公司利益受到损害的，应当对公司承担赔偿责任。

第九十六条　有限责任公司变更为股份有限公司时，折合的实收股本总额不得高于公司净资产额。有限责任公司变更为股份有限公司，为增加资本公开发行股份时，应当依法办理。

第九十七条　股份有限公司应当将公司章程、股东名册、公司债券存根、股东大会会议记录、董事会会议记录、监事会会议记录、财务会计报告置备于本公司。

第九十八条　股东有权查阅公司章程、股东名册、公司债券存根、股东大会会议记录、董事会会议决议、监事会会议决议、财务会计报告，对公司的经营提出建议或者质询。

第二节　股东大会

第九十九条　股份有限公司股东大会由全体股东组成。股东大会是公司的权力机构，依照本法行使职权。

第一百条　本法第三十八条第一款关于有限责任公司股东会职权的规定，适用于股份有限公司股东大会。

第一百零一条　股东大会应当每年召开一次年会。有下列情形之一的，应当在两个月内召开临时股东大会：

（一）董事人数不足本法规定人数或者公司章程所定人数的三分之二时；

（二）公司未弥补的亏损达实收股本总额三分之一时；

（三）单独或者合计持有公司百分之十以上股份的股东请求时；

（四）董事会认为必要时；

（五）监事会提议召开时；

（六）公司章程规定的其他情形。

第一百零二条　股东大会会议由董事会召集，董事长主持；董事长不能履行职务或者不履行职务的，由副董事长主持；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事主持。

董事会不能履行或者不履行召集股东大会会议职责的，监事会应当及时召集和主持；监事会不召集和主持的，连续九十日以上单独或者合计持有公司百分之十以上股份的股东可以自行召集和主持。

第一百零三条　召开股东大会会议，应当将会议召开的时间、地点和审议的事项于会议召开二十日前通知各股东；临时股东大会应当于会议召开十五日前通知各股东；发行无记名股票的，应当于会议召开三十日前公告会议召开的时间、地点和审议事项。

单独或者合计持有公司百分之三以上股份的股东，可以在股东大会召开十日前提出临时提案并书面提交董事会；董事会应当在收到提案后二日内通知其他股东，并将该临时提案提交股东大会审议。临时提案的内容应当属于股东大会职权范围，并有明确议题和具体决议事项。

股东大会不得对前两款通知中未列明的事项作出决议。

无记名股票持有人出席股东大会会议的，应当于会议召开五日前至股东大会闭会时将股票交存于公司。

第一百零四条　股东出席股东大会会议，所持每一股份有一表决权。但是，公司持有的本公司股份没有表决权。

股东大会作出决议，必须经出席会议的股东所持表决权过半数通过。但是，股东大会作出修改公司章程、增加或者减少注册资本的决议，以及公司合并、分立、解散或者变更公司形式的决议，必须经出席会议的股东所持表决权的三分之二以上通过。

第一百零五条　本法和公司章程规定公司转让、受让重大资产或者对外提供担保等事项必须经股东大会作出决议的，董事会应当及时召集股东大会会议，由股东大会就上述事项进行表决。

第一百零六条　股东大会选举董事、监事，可以依照公司章程的规定或者股东大会的决议，实行累积投票制。

本法所称累积投票制，是指股东大会选举董事或者监事时，每一股份拥有与应选董事或者监事人数相同的表决权，股东拥有的表决权可以集中使用。

第一百零七条　股东可以委托代理人出席股东大会会议，代理人应当向公司提交股东授权委托书，并在授权范围内行使表决权。

第一百零八条　股东大会应当对所议事项的决定作成会议记录，主持人、出席会议的董事应当在会议记录上签名。会议记录应当与出席股东的签名册及代理出席的委托书一并保存。

第三节　董事会、经理

第一百零九条　股份有限公司设董事会，其成员为五人至十九人。

董事会成员中可以有公司职工代表。董事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

本法第四十六条关于有限责任公司董事任期的规定，适用于股份有限公司董事。

本法第四十七条关于有限责任公司董事会职权的规定，适用于股份有限公司董事会。

第一百一十条　董事会设董事长一人，可以设副董事长。董事长和副董事长由董事会以全体董事的过半数选举产生。

董事长召集和主持董事会会议，检查董事会决议的实施情况。副董事长协助董事长工作，董事长不能履行职务或者不履行职务的，由副董事长履行职务；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事履行职务。

第一百一十一条　董事会每年度至少召开两次会议，每次会议应当于会议召开十日前通知全体董事和监事。

代表十分之一以上表决权的股东、三分之一以上董事或者监事会，可以提议召开董事会临时会议。董事长应当自接到提议后十日内，召集和主持董事会会议。

董事会召开临时会议，可以另定召集董事会的通知方式和通知时限。

第一百一十二条　董事会会议应有过半数的董事出席方可举行。董事会作出决议，必须经全体董事的过半数通过。

董事会决议的表决，实行一人一票。

第一百一十三条　董事会会议，应由董事本人出席；董事因故不能出席，可以书面委托其他董事代为出席，委托书中应载明授权范围。

董事会应当对会议所议事项的决定作成会议记录，出席会议的董事应当在会议记录上签名。

董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者公司章程、股东大会决议，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任。但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第一百一十四条　股份有限公司设经理，由董事会决定聘任或者解聘。

本法第五十条关于有限责任公司经理职权的规定，适用于股份有限公司经理。

第一百一十五条　公司董事会可以决定由董事会成员兼任经理。

第一百一十六条　公司不得直接或者通过子公司向董事、监事、高级管理人员提供借款。

第一百一十七条　公司应当定期向股东披露董事、监事、高级管理人员从公司获得报酬的情况。

第四节　监事会

第一百一十八条　股份有限公司设监事会，其成员不得少于三人。

监事会应当包括股东代表和适当比例的公司职工代表，其中职工代表的比例不得低于三分之一，具体比例由公司章程规定。监事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

监事会设主席一人，可以设副主席。监事会主席和副主席由全体监事过半数选举产生。监事会主席召集和主持监事会会议；监事会主席不能履行职务或者不履行职务的，由监事会副主席召集和主持监事会会议；监事会副主席不能履行职务或者不履行职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

董事、高级管理人员不得兼任监事。

本法第五十三条关于有限责任公司监事任期的规定，适用于股份有限公司监事。

第一百一十九条　本法第五十四条、第五十五条关于有限责任公司监事会职权的规定，适用于股份有限公司监事会。

监事会行使职权所必需的费用，由公司承担。

第一百二十条　监事会每六个月至少召开一次会议。监事可以提议召开临时监事会会议。

监事会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

监事会决议应当经半数以上监事通过。

监事会应当对所议事项的决定作成会议记录，出席会议的监事应当在会议记录上签名。

第五节　上市公司组织机构的特别规定

第一百二十一条　本法所称上市公司，是指其股票在证券交易所上市交易的股份有限公司。

第一百二十二条　上市公司在一年内购买、出售重大资产或者担保金额超过公司资产总额百分之三十的，应当由股东大会作出决议，并经出席会议的股东所持表决权的三分之二以上通过。

第一百二十三条　上市公司设立独立董事，具体办法由国务院规定。

第一百二十四条　上市公司设董事会秘书，负责公司股东大会和董事会会议的筹备、文件保管以及公司股东资料的管理，办理信息披露事务等事宜。

第一百二十五条　上市公司董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联关系董事人数不足三人的，应将该事项提交上市公司股东大会审议。

第五章　股份有限公司的股份发行和转让

第一节　股份发行

第一百二十六条　股份有限公司的资本划分为股份，每一股的金额相等。

公司的股份采取股票的形式。股票是公司签发的证明股东所持股份的凭证。

第一百二十七条　股份的发行，实行公平、公正的原则，同种类的每一股份应当具有同等权利。

同次发行的同种类股票，每股的发行条件和价格应当相同；任何单位或者个人所认购的股份，每股应当支付相同价额。

第一百二十八条　股票发行价格可以按票面金额，也可以超过票面金额，但不得低于票面金额。

第一百二十九条　股票采用纸面形式或者国务院证券监督管理机构规定的其他形式。

股票应当载明下列主要事项：

（一）公司名称；

（二）公司成立日期；

（三）股票种类、票面金额及代表的股份数；

（四）股票的编号。

股票由法定代表人签名，公司盖章。

发起人的股票，应当标明发起人股票字样。

第一百三十条　公司发行的股票，可以为记名股票，也可以为无记名股票。

公司向发起人、法人发行的股票，应当为记名股票，并应当记载该发起人、法人的名称或者姓名，不得另立户名或者以代表人姓名记名。

第一百三十一条　公司发行记名股票的，应当置备股东名册，记载下列事项：
（一）股东的姓名或者名称及住所；
（二）各股东所持股份数；
（三）各股东所持股票的编号；
（四）各股东取得股份的日期。
发行无记名股票的，公司应当记载其股票数量、编号及发行日期。

第一百三十二条　国务院可以对公司发行本法规定以外的其他种类的股份，另行作出规定。

第一百三十三条　股份有限公司成立后，即向股东正式交付股票。公司成立前不得向股东交付股票。

第一百三十四条　公司发行新股，股东大会应当对下列事项作出决议：
（一）新股种类及数额；
（二）新股发行价格；
（三）新股发行的起止日期；
（四）向原有股东发行新股的种类及数额。

第一百三十五条　公司经国务院证券监督管理机构核准公开发行新股时，必须公告新股招股说明书和财务会计报告，并制作认股书。
本法第八十八条、第八十九条的规定适用于公司公开发行新股。

第一百三十六条　公司发行新股，可以根据公司经营情况和财务状况，确定其作价方案。

第一百三十七条　公司发行新股募足股款后，必须向公司登记机关办理变更登记，并公告。

第二节　股份转让

第一百三十八条　股东持有的股份可以依法转让。

第一百三十九条　股东转让其股份，应当在依法设立的证券交易场所进行或者按照国务院规定的其他方式进行。

第一百四十条　记名股票，由股东以背书方式或者法律、行政法规规定的其他方式转让；转让后由公司将受让人的姓名或者名称及住所记载于股东名册。
股东大会召开前二十日内或者公司决定分配股利的基准日前五日内，不得进行

前款规定的股东名册的变更登记。但是，法律对上市公司股东名册变更登记另有规定的，从其规定。

第一百四十一条　无记名股票的转让，由股东将该股票交付给受让人后即发生转让的效力。

第一百四十二条　发起人持有的本公司股份，自公司成立之日起一年内不得转让。公司公开发行股份前已发行的股份，自公司股票在证券交易所上市交易之日起一年内不得转让。

公司董事、监事、高级管理人员应当向公司申报所持有的本公司的股份及其变动情况，在任职期间每年转让的股份不得超过其所持有本公司股份总数的百分之二十五；所持本公司股份自公司股票上市交易之日起一年内不得转让。上述人员离职后半年内，不得转让其所持有的本公司股份。公司章程可以对公司董事、监事、高级管理人员转让其所持有的本公司股份作出其他限制性规定。

第一百四十三条　公司不得收购本公司股份。但是，有下列情形之一的除外：

（一）减少公司注册资本；

（二）与持有本公司股份的其他公司合并；

（三）将股份奖励给本公司职工；

（四）股东因对股东大会作出的公司合并、分立决议持异议，要求公司收购其股份的。

公司因前款第（一）项至第（三）项的原因收购本公司股份的，应当经股东大会决议。公司依照前款规定收购本公司股份后，属于第（一）项情形的，应当自收购之日起十日内注销；属于第（二）项、第（四）项情形的，应当在六个月内转让或者注销。

公司依照第一款第（三）项规定收购的本公司股份，不得超过本公司已发行股份总额的百分之五；用于收购的资金应当从公司的税后利润中支出；所收购的股份应当在一年内转让给职工。

公司不得接受本公司的股票作为质押权的标的。

第一百四十四条　记名股票被盗、遗失或者灭失，股东可以依照《中华人民共和国民事诉讼法》规定的公示催告程序，请求人民法院宣告该股票失效。人民法院宣告该股票失效后，股东可以向公司申请补发股票。

第一百四十五条　上市公司的股票，依照有关法律、行政法规及证券交易所交易规则上市交易。

第一百四十六条　上市公司必须依照法律、行政法规的规定，公开其财务状况、经营情况及重大诉讼，在每会计年度内半年公布一次财务会计报告。

第六章　公司董事、监事、高级管理人员的资格和义务

第一百四十七条　有下列情形之一的，不得担任公司的董事、监事、高级管理人员：

（一）无民事行为能力或者限制民事行为能力；

（二）因贪污、贿赂、侵占财产、挪用财产或者破坏社会主义市场经济秩序，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任破产清算的公司、企业的董事或者厂长、经理，对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照、责令关闭的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿。

公司违反前款规定选举、委派董事、监事或者聘任高级管理人员的，该选举、委派或者聘任无效。

董事、监事、高级管理人员在任职期间出现本条第一款所列情形的，公司应当解除其职务。

第一百四十八条　董事、监事、高级管理人员应当遵守法律、行政法规和公司章程，对公司负有忠实义务和勤勉义务。

董事、监事、高级管理人员不得利用职权收受贿赂或者其他非法收入，不得侵占公司的财产。

第一百四十九条　董事、高级管理人员不得有下列行为：

（一）挪用公司资金；

（二）将公司资金以其个人名义或者以其他个人名义开立账户存储；

（三）违反公司章程的规定，未经股东会、股东大会或者董事会同意，将公司资金借贷给他人或者以公司财产为他人提供担保；

（四）违反公司章程的规定或者未经股东会、股东大会同意，与本公司订立合同或者进行交易；

（五）未经股东会或者股东大会同意，利用职务便利为自己或者他人谋取属于公司的商业机会，自营或者为他人经营与所任职公司同类的业务；

（六）接受他人与公司交易的佣金归为己有；

（七）擅自披露公司秘密；

（八）违反对公司忠实义务的其他行为。

董事、高级管理人员违反前款规定所得的收入应当归公司所有。

第一百五十条　董事、监事、高级管理人员执行公司职务时违反法律、行政法规或者公司章程的规定，给公司造成损失的，应当承担赔偿责任。

第一百五十一条　股东会或者股东大会要求董事、监事、高级管理人员列席会

议的，董事、监事、高级管理人员应当列席并接受股东的质询。

董事、高级管理人员应当如实向监事会或者不设监事会的有限责任公司的监事提供有关情况和资料，不得妨碍监事会或者监事行使职权。

第一百五十二条　董事、高级管理人员有本法第一百五十条规定的情形的，有限责任公司的股东、股份有限公司连续一百八十日以上单独或者合计持有公司百分之一以上股份的股东，可以书面请求监事会或者不设监事会的有限责任公司的监事向人民法院提起诉讼；监事有本法第一百五十条规定的情形的，前述股东可以书面请求董事会或者不设董事会的有限责任公司的执行董事向人民法院提起诉讼。

监事会、不设监事会的有限责任公司的监事，或者董事会、执行董事收到前款规定的股东书面请求后拒绝提起诉讼，或者自收到请求之日起三十日内未提起诉讼，或者情况紧急、不立即提起诉讼将会使公司利益受到难以弥补的损害的，前款规定的股东有权为了公司的利益以自己的名义直接向人民法院提起诉讼。

他人侵犯公司合法权益，给公司造成损失的，本条第一款规定的股东可以依照前两款的规定向人民法院提起诉讼。

第一百五十三条　董事、高级管理人员违反法律、行政法规或者公司章程的规定，损害股东利益的，股东可以向人民法院提起诉讼。

第七章　公司债券

第一百五十四条　本法所称公司债券，是指公司依照法定程序发行、约定在一定期限还本付息的有价证券。

公司发行公司债券应当符合《中华人民共和国证券法》规定的发行条件。

第一百五十五条　发行公司债券的申请经国务院授权的部门核准后，应当公告公司债券募集办法。

公司债券募集办法中应当载明下列主要事项：

（一）公司名称；

（二）债券募集资金的用途；

（三）债券总额和债券的票面金额；

（四）债券利率的确定方式；

（五）还本付息的期限和方式；

（六）债券担保情况；

（七）债券的发行价格、发行的起止日期；

（八）公司净资产额；

（九）已发行的尚未到期的公司债券总额；

（十）公司债券的承销机构。

第一百五十六条　公司以实物券方式发行公司债券的，必须在债券上载明公司

名称、债券票面金额、利率、偿还期限等事项，并由法定代表人签名，公司盖章。

第一百五十七条　公司债券，可以为记名债券，也可以为无记名债券。

第一百五十八条　公司发行公司债券应当置备公司债券存根簿。
发行记名公司债券的，应当在公司债券存根簿上载明下列事项：
（一）债券持有人的姓名或者名称及住所；
（二）债券持有人取得债券的日期及债券的编号；
（三）债券总额，债券的票面金额、利率、还本付息的期限和方式；
（四）债券的发行日期。
发行无记名公司债券的，应当在公司债券存根簿上载明债券总额、利率、偿还期限和方式、发行日期及债券的编号。

第一百五十九条　记名公司债券的登记结算机构应当建立债券登记、存管、付息、兑付等相关制度。

第一百六十条　公司债券可以转让，转让价格由转让人与受让人约定。
公司债券在证券交易所上市交易的，按照证券交易所的交易规则转让。

第一百六十一条　记名公司债券，由债券持有人以背书方式或者法律、行政法规规定的其他方式转让；转让后由公司将受让人的姓名或者名称及住所记载于公司债券存根簿。
无记名公司债券的转让，由债券持有人将该债券交付给受让人后即发生转让的效力。

第一百六十二条　上市公司经股东大会决议可以发行可转换为股票的公司债券，并在公司债券募集办法中规定具体的转换办法。上市公司发行可转换为股票的公司债券，应当报国务院证券监督管理机构核准。
发行可转换为股票的公司债券，应当在债券上标明可转换公司债券字样，并在公司债券存根簿上载明可转换公司债券的数额。

第一百六十三条　发行可转换为股票的公司债券的，公司应当按照其转换办法向债券持有人换发股票，但债券持有人对转换股票或者不转换股票有选择权。

第八章　公司财务、会计

第一百六十四条　公司应当依照法律、行政法规和国务院财政部门的规定建立本公司的财务、会计制度。

第一百六十五条　公司应当在每一会计年度终了时编制财务会计报告，并依法

经会计师事务所审计。

财务会计报告应当依照法律、行政法规和国务院财政部门的规定制作。

第一百六十六条　有限责任公司应当依照公司章程规定的期限将财务会计报告送交各股东。

股份有限公司的财务会计报告应当在召开股东大会年会的二十日前置备于本公司，供股东查阅；公开发行股票的股份有限公司必须公告其财务会计报告。

第一百六十七条　公司分配当年税后利润时，应当提取利润的百分之十列入公司法定公积金。公司法定公积金累计额为公司注册资本的百分之五十以上的，可以不再提取。

公司的法定公积金不足以弥补以前年度亏损的，在依照前款规定提取法定公积金之前，应当先用当年利润弥补亏损。

公司从税后利润中提取法定公积金后，经股东会或者股东大会决议，还可以从税后利润中提取任意公积金。

公司弥补亏损和提取公积金后所余税后利润，有限责任公司依照本法第三十五条的规定分配；股份有限公司按照股东持有的股份比例分配，但股份有限公司章程规定不按持股比例分配的除外。

股东会、股东大会或者董事会违反前款规定，在公司弥补亏损和提取法定公积金之前向股东分配利润的，股东必须将违反规定分配的利润退还公司。

公司持有的本公司股份不得分配利润。

第一百六十八条　股份有限公司以超过股票票面金额的发行价格发行股份所得的溢价款以及国务院财政部门规定列入资本公积金的其他收入，应当列为公司资本公积金。

第一百六十九条　公司的公积金用于弥补公司的亏损、扩大公司生产经营或者转为增加公司资本。但是，资本公积金不得用于弥补公司的亏损。

法定公积金转为资本时，所留存的该项公积金不得少于转增前公司注册资本的百分之二十五。

第一百七十条　公司聘用、解聘承办公司审计业务的会计师事务所，依照公司章程的规定，由股东会、股东大会或者董事会决定。

公司股东会、股东大会或者董事会就解聘会计师事务所进行表决时，应当允许会计师事务所陈述意见。

第一百七十一条　公司应当向聘用的会计师事务所提供真实、完整的会计凭证、会计账簿、财务会计报告及其他会计资料，不得拒绝、隐匿、谎报。

第一百七十二条　公司除法定的会计账簿外，不得另立会计账簿。

对公司资产，不得以任何个人名义开立账户存储。

第九章　公司合并、分立、增资、减资

第一百七十三条　公司合并可以采取吸收合并或者新设合并。

一个公司吸收其他公司为吸收合并，被吸收的公司解散。两个以上公司合并设立一个新的公司为新设合并，合并各方解散。

第一百七十四条　公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在报纸上公告。债权人自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，可以要求公司清偿债务或者提供相应的担保。

第一百七十五条　公司合并时，合并各方的债权、债务，应当由合并后存续的公司或者新设的公司承继。

第一百七十六条　公司分立，其财产作相应的分割。

公司分立，应当编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在报纸上公告。

第一百七十七条　公司分立前的债务由分立后的公司承担连带责任。但是，公司在分立前与债权人就债务清偿达成的书面协议另有约定的除外。

第一百七十八条　公司需要减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上公告。债权人自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，有权要求公司清偿债务或者提供相应的担保。

公司减资后的注册资本不得低于法定的最低限额。

第一百七十九条　有限责任公司增加注册资本时，股东认缴新增资本的出资，依照本法设立有限责任公司缴纳出资的有关规定执行。

股份有限公司为增加注册资本发行新股时，股东认购新股，依照本法设立股份有限公司缴纳股款的有关规定执行。

第一百八十条　公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，应当依法办理公司注销登记；设立新公司的，应当依法办理公司设立登记。

公司增加或者减少注册资本，应当依法向公司登记机关办理变更登记。

第十章　公司解散和清算

第一百八十一条　公司因下列原因解散：

（一）公司章程规定的营业期限届满或者公司章程规定的其他解散事由出现；

（二）股东会或者股东大会决议解散；

（三）因公司合并或者分立需要解散；

（四）依法被吊销营业执照、责令关闭或者被撤销；

（五）人民法院依照本法第一百八十三条的规定予以解散。

第一百八十二条　公司有本法第一百八十一条第（一）项情形的，可以通过修改公司章程而存续。

依照前款规定修改公司章程，有限责任公司须经持有三分之二以上表决权的股东通过，股份有限公司须经出席股东大会会议的股东所持表决权的三分之二以上通过。

第一百八十三条　公司经营管理发生严重困难，继续存续会使股东利益受到重大损失，通过其他途径不能解决的，持有公司全部股东表决权百分之十以上的股东，可以请求人民法院解散公司。

第一百八十四条　公司因本法第一百八十一条第（一）项、第（二）项、第（四）项、第（五）项规定而解散的，应当在解散事由出现之日起十五日内成立清算组，开始清算。有限责任公司的清算组由股东组成，股份有限公司的清算组由董事或者股东大会确定的人员组成。逾期不成立清算组进行清算的，债权人可以申请人民法院指定有关人员组成清算组进行清算。人民法院应当受理该申请，并及时组织清算组进行清算。

第一百八十五条　清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知、公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款以及清算过程中产生的税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第一百八十六条　清算组应当自成立之日起十日内通知债权人，并于六十日内在报纸上公告。债权人应当自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，向清算组申报其债权。

债权人申报债权，应当说明债权的有关事项，并提供证明材料。清算组应当对债权进行登记。

在申报债权期间，清算组不得对债权人进行清偿。

第一百八十七条　清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东会、股东大会或者人民法院确认。

公司财产在分别支付清算费用、职工的工资、社会保险费用和法定补偿金，缴纳所欠税款，清偿公司债务后的剩余财产，有限责任公司按照股东的出资比例分配，股份有限公司按照股东持有的股份比例分配。

清算期间，公司存续，但不得开展与清算无关的经营活动。公司财产在未依照前款规定清偿前，不得分配给股东。

第一百八十八条　清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当依法向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百八十九条　公司清算结束后，清算组应当制作清算报告，报股东会、股东大会或者人民法院确认，并报送公司登记机关，申请注销公司登记，公告公司终止。

第一百九十条　清算组成员应当忠于职守，依法履行清算义务。

清算组成员不得利用职权收受贿赂或者其他非法收入，不得侵占公司财产。

清算组成员因故意或者重大过失给公司或者债权人造成损失的，应当承担赔偿责任。

第一百九十一条　公司被依法宣告破产的，依照有关企业破产的法律实施破产清算。

第十一章　外国公司的分支机构

第一百九十二条　本法所称外国公司是指依照外国法律在中国境外设立的公司。

第一百九十三条　外国公司在中国境内设立分支机构，必须向中国主管机关提出申请，并提交其公司章程、所属国的公司登记证书等有关文件，经批准后，向公司登记机关依法办理登记，领取营业执照。

外国公司分支机构的审批办法由国务院另行规定。

第一百九十四条　外国公司在中国境内设立分支机构，必须在中国境内指定负责该分支机构的代表人或者代理人，并向该分支机构拨付与其所从事的经营活动相适应的资金。

对外国公司分支机构的经营资金需要规定最低限额的，由国务院另行规定。

第一百九十五条　外国公司的分支机构应当在其名称中标明该外国公司的国籍及责任形式。

外国公司的分支机构应当在本机构中置备该外国公司章程。

第一百九十六条　外国公司在中国境内设立的分支机构不具有中国法人资格。

外国公司对其分支机构在中国境内进行经营活动承担民事责任。

第一百九十七条　经批准设立的外国公司分支机构，在中国境内从事业务活动，必须遵守中国的法律，不得损害中国的社会公共利益，其合法权益受中国法律保护。

第一百九十八条　外国公司撤销其在中国境内的分支机构时，必须依法清偿债务，依照本法有关公司清算程序的规定进行清算。未清偿债务之前，不得将其分支机构的财产移至中国境外。

第十二章　法律责任

第一百九十九条　违反本法规定，虚报注册资本、提交虚假材料或者采取其他欺诈手段隐瞒重要事实取得公司登记的，由公司登记机关责令改正，对虚报注册资本的公司，处以虚报注册资本金额百分之五以上百分之十五以下的罚款；对提交虚假材料或者采取其他欺诈手段隐瞒重要事实的公司，处以五万元以上五十万元以下的罚款；情节严重的，撤销公司登记或者吊销营业执照。

第二百条　公司的发起人、股东虚假出资，未交付或者未按期交付作为出资的货币或者非货币财产的，由公司登记机关责令改正，处以虚假出资金额百分之五以上百分之十五以下的罚款。

第二百零一条　公司的发起人、股东在公司成立后，抽逃其出资的，由公司登记机关责令改正，处以所抽逃出资金额百分之五以上百分之十五以下的罚款。

第二百零二条　公司违反本法规定，在法定的会计账簿以外另立会计账簿的，由县级以上人民政府财政部门责令改正，处以五万元以上五十万元以下的罚款。

第二百零三条　公司在依法向有关主管部门提供的财务会计报告等材料上作虚假记载或者隐瞒重要事实的，由有关主管部门对直接负责的主管人员和其他直接责任人员处以三万元以上三十万元以下的罚款。

第二百零四条　公司不依照本法规定提取法定公积金的，由县级以上人民政府财政部门责令如数补足应当提取的金额，可以对公司处以二十万元以下的罚款。

第二百零五条　公司在合并、分立、减少注册资本或者进行清算时，不依照本法规定通知或者公告债权人的，由公司登记机关责令改正，对公司处以一万元以上十万元以下的罚款。

公司在进行清算时，隐匿财产，对资产负债表或者财产清单作虚假记载或者在未清偿债务前分配公司财产的，由公司登记机关责令改正，对公司处以隐匿财产或者未清偿债务前分配公司财产金额百分之五以上百分之十以下的罚款；对直接负责的主管人员和其他直接责任人员处以一万元以上十万元以下的罚款。

第二百零六条　公司在清算期间开展与清算无关的经营活动的，由公司登记机关予以警告，没收违法所得。

第二百零七条　清算组不依照本法规定向公司登记机关报送清算报告，或者报送清算报告隐瞒重要事实或者有重大遗漏的，由公司登记机关责令改正。

清算组成员利用职权徇私舞弊、谋取非法收入或者侵占公司财产的，由公司登记机关责令退还公司财产，没收违法所得，并可以处以违法所得一倍以上五倍以下的罚款。

第二百零八条　承担资产评估、验资或者验证的机构提供虚假材料的，由公司登记机关没收违法所得，处以违法所得一倍以上五倍以下的罚款，并可以由有关主管部门依法责令该机构停业、吊销直接责任人员的资格证书，吊销营业执照。

承担资产评估、验资或者验证的机构因过失提供有重大遗漏的报告的，由公司登记机关责令改正，情节较重的，处以所得收入一倍以上五倍以下的罚款，并可以由有关主管部门依法责令该机构停业、吊销直接责任人员的资格证书，吊销营业执照。

承担资产评估、验资或者验证的机构因其出具的评估结果、验资或者验证证明不实，给公司债权人造成损失的，除能够证明自己没有过错的外，在其评估或者证明不实的金额范围内承担赔偿责任。

第二百零九条　公司登记机关对不符合本法规定条件的登记申请予以登记，或者对符合本法规定条件的登记申请不予登记的，对直接负责的主管人员和其他直接责任人员，依法给予行政处分。

第二百一十条　公司登记机关的上级部门强令公司登记机关对不符合本法规定条件的登记申请予以登记，或者对符合本法规定条件的登记申请不予登记的，或者对违法登记进行包庇的，对直接负责的主管人员和其他直接责任人员依法给予行政处分。

第二百一十一条　未依法登记为有限责任公司或者股份有限公司，而冒用有限责任公司或者股份有限公司名义的，或者未依法登记为有限责任公司或者股份有限公司的分公司，而冒用有限责任公司或者股份有限公司的分公司名义的，由公司登记机关责令改正或者予以取缔，可以并处十万元以下的罚款。

第二百一十二条　公司成立后无正当理由超过六个月未开业的，或者开业后自行停业连续六个月以上的，可以由公司登记机关吊销营业执照。

公司登记事项发生变更时，未依照本法规定办理有关变更登记的，由公司登记机关责令限期登记；逾期不登记的，处以一万元以上十万元以下的罚款。

第二百一十三条　外国公司违反本法规定，擅自在中国境内设立分支机构的，由公司登记机关责令改正或者关闭，可以并处五万元以上二十万元以下的罚款。

第二百一十四条　利用公司名义从事危害国家安全、社会公共利益的严重违法行为的，吊销营业执照。

第二百一十五条　公司违反本法规定，应当承担民事赔偿责任和缴纳罚款、罚金的，其财产不足以支付时，先承担民事赔偿责任。

第二百一十六条　违反本法规定，构成犯罪的，依法追究刑事责任。

第十三章　附则

第二百一十七条　本法下列用语的含义：

（一）高级管理人员，是指公司的经理、副经理、财务负责人，上市公司董事会秘书和公司章程规定的其他人员。

（二）控股股东，是指其出资额占有限责任公司资本总额百分之五十以上或者其持有的股份占股份有限公司股本总额百分之五十以上的股东；出资额或者持有股份的比例虽然不足百分之五十，但依其出资额或者持有的股份所享有的表决权已足以对股东会、股东大会的决议产生重大影响的股东。

（三）实际控制人，是指虽不是公司的股东，但通过投资关系、协议或者其他安排，能够实际支配公司行为的人。

（四）关联关系，是指公司控股股东、实际控制人、董事、监事、高级管理人员与其直接或者间接控制的企业之间的关系，以及可能导致公司利益转移的其他关系。但是，国家控股的企业之间不仅因为同受国家控股而具有关联关系。

第二百一十八条　外商投资的有限责任公司和股份有限公司适用本法；有关外商投资的法律另有规定的，适用其规定。

第二百一十九条　本法自 2006 年 1 月 1 日起施行。

Company Law of the People's Republic of China

Decree No. 42 of the President of the People's Republic of China

Adopted by the 5th Session of the Standing Committee of the Eighth National People's Congress on 29December 1993

First Revision made in accordance with the Decision on Revision of the "Company Law of the People's Republic of China " by the 13th Session of the Standing Committee of the Ninth National People's Congress on 25 December 1999

Second Revision made in accordance with the Decision on Revision of the "Company Law of the People's Republic of China" by the 11th Session of the Standing Committee of the Tenth National People's Congress on 28 August 2004

Revised by the 18th Session of the Standing Committee of the Tenth National People's Congress on 27 October 2005

RECEIVED

CONTENTS

Chapter I — General Principles
Chapter II — Establishment and Organisation of Limited liability Companies
Section 1 —Establishment
Section 2 — Organisation
Section 3 — Special Provisions on One-person Limited Liability Companies
Section 4 — Special Provisions on State-owned Wholly-funded Companies
Chapter III — Share Transfers of Limited Liability Companies
Chapter IV — Establishment and Organisation of Companies Limited by Shares
Section 1 — Establishment
Section 2 —– Shareholders' Meeting
Section 3 — Board of Directors and Manager
Section 4 — Board of Supervisors
Section 5 — Special Provisions on Organisation of Listed Companies
Chapter V — Share Issues and Transfers of Companies Limited by Shares
Section 1 — Share Issues
Section 2 — Share Transfers
Chapter VI — Qualifications and Obligations of Company Directors, Supervisors and Senior Management Personnel
Chapter VII — Corporate Bonds
Chapter VIII — Finance and Accounting of Companies
Chapter IX — Merger, Division, Increase in Capital and Capital Reduction of Companies
Chapter X — Dissolution and Liquidation of Companies
Chapter XI — Branches of Foreign Companies
Chapter XII — Legal Liability
Chapter XIII — Supplementary Provisions

CHAPTER I — GENERAL PRINCIPLES

Article 1. This Law is formulated for the purposes of standardising the organisation and activities of companies, protecting the legal rights and interests of companies, shareholders and creditors, safeguarding social and economic order and promoting the development of socialist market economy.

Article 2. Companies referred to in this Law shall mean limited liability companies and companies limited by shares established in China in accordance with the provisions of this Law.

Article 3. A company is an enterprise legal person which owns independent legal person property and enjoys legal person property rights. The liability of a company shall be limited to its entire assets. The liability of a shareholder of a limited liability company shall be limited to the amount of its capital contribution. The liability of a shareholder of a company limited by shares shall be limited to the number of its subscribed shares.

Article 4. Shareholders of a company shall be entitled to gains on assets, participation in major decision-making and selection of managers etc in accordance with the law.

Article 5. Companies engaging in business activities shall comply with the provisions of laws and administrative regulations, uphold social morality, business ethics, honesty and trustworthiness, accept supervision of the government and general public and bear social responsibility.

The legal rights and interests of companies shall be protected by the law and shall not be

infringed.
Article 6. Applications shall be submitted to the company registration authorities in accordance with the law for registration and incorporation of companies. Applications which satisfy the requirements for incorporation stipulated in this Law shall be registered by the company registration authorities as limited liability companies or companies limited by shares respectively. Applications which do not satisfy the requirements for incorporation stipulated in this Law shall not be registered as limited liability companies or companies limited by shares.
Where it is provided by the laws and administrative regulations that company incorporation requires prior approval, such approval formalities shall be completed in accordance with the law prior to the application for company registration.
The public may inquire company registration matters with the company registration authorities; the company registration authorities shall provide such inquiry services.
Article 7. Companies incorporated in accordance with the law shall be issued a business licence by the company registration authorities. The date of issuance of a business licence shall be the date of incorporation of the company. A business licence shall state the name and address, registered capital, paid-up capital and scope of operations of the company and the name of its legal representative. Where there is a change in the details stated on a business licence, the company shall complete change of registration formalities in accordance with the law and the company registration authorities shall issue a new business licence.
Article 8. Limited liability companies incorporated in accordance with this Law shall include the wordings "limited liability company" or "company limited" in then-company name. Companies limited by shares incorporated in accordance with this Law shall include the wordings "company limited by shares" or "joint stock company" in then-company name.
Article 9. A limited liability company proposing to be converted to a company limited by shares shall satisfy the requirements for companies limited by shares stipulated in this Law. A company limited by shares proposing to be converted to a limited liability company shall satisfy the requirements for limited liability companies stipulated in this Law. In the case of a conversion from a limited liability company into a company limited shares or vice versa, the liability of the company before the conversion shall be assumed by the converted company.
Article 10. The address of the company shall be its principal business office.
Article 11. A company shall draft its articles of association in accordance with the law. The articles of association of the company shall be binding on the company, shareholders, directors, supervisors and senior management personnel.
Article 12. The scope of operations of a company shall be provided in the articles of association of the company and be registered in accordance with the law. The scope of operations of a company may be amended by a revision to the articles of association of the company, and change of registration formalities shall be completed.
Where it is provided in the laws and administrative regulations that the scope of operations of a company is subject to approval, such approval formalities shall be completed in accordance with the law.
Article 13. The chairman, an executive director or a manager shall act as the legal representative of the company in accordance with the provisions of the articles of association of the company and registration formalities shall be completed in accordance with the law. Where there is a change of legal representative of the company, change of registration formalities shall be completed.
Article 14. Companies may register branch companies. Applications for incorporation of branch companies shall be submitted to the company registration authorities and a business licence shall be issued for successful applications. A branch company does not possess legal person qualification and its civil liability shall be borne by the company.
Companies may incorporate subsidiaries. A subsidiary possesses legal person qualification and shall bear civil liability independently in accordance with the law.
Article 15. A company may invest in other enterprises. However, unless otherwise provided by the law, a company shall not act as a contributory which bears joint liability for the debts of an investee enterprise.
Article 16. Where a company invests in other enterprises or provides guarantee for others, a resolution passed by the board of directors or board of shareholders or a general meeting in accordance with the articles of association of the company shall be required.
Where the articles of association of the company provide a limit for the, total amount of such

investment or guarantee or the amount of each investment or guarantee, such limits shall not be exceeded. In the case of a company providing guarantee for a shareholder or the actual controlling party of the company, a resolution passed by the board of shareholders or a general meeting is required.
Shareholders stipulated in the preceding paragraph or shareholders controlled by the actual controlling party stipulated in the preceding paragraph shall not participate in the resolution in respect of the matter stipulated in the preceding paragraph. Such a resolution shall be passed by a simple majority of votes cast by other shareholders attending the meeting.
Article 17. Companies shall protect the legal rights and interests of their employees, enter into labour contracts with their employees in accordance with the law, participate in social insurance, strengthen labour protection and implement work safety.
Companies shall adopt various measures to strengthen vocational education and job training and upgrade staffs quality.
Article 18. The employees of companies shall organise labour unions in accordance with the provisions of the *Trade Union Law of the People's Republic of China,* develop trade union activities and safeguard the legal rights and interests of employees. Companies shall provide the requisite conditions for the activities of their trade unions. A trade union shall represent the employees to negotiate with the company on wages, working hours, welfare, insurance, work safety and sanitation etc and enter into a collective contract with the company in accordance with the law.
Companies shall implement democratic management through employees' representative congress or other means in accordance with the provisions of the Constitution and relevant laws.
A company studying and proposing a structural reform, deliberating on major business issues and drafting important rules and policies shall seek the comments of the trade union and hear the opinions and proposals of the employees through the employees' representative congress or other means.
Article 19. Where a Chinese Communist Party organisation is to be established in the company in accordance with the articles of association of the Chinese Communist Party to develop Party activities, the company shall provide the requisite conditions for such Party organisation activities.
Article 20. Shareholders of a company shall exercise shareholders' rights in accordance with the provisions of laws and administrative regulations and the articles of association of the company and shall not abuse their shareholders' rights to cause damage to the to the company or the interests of other shareholders or abuse the independent legal person status of the company and limited liability of the shareholders to cause damage to the interests of the creditors of the company.
Shareholders of a company who abuse their shareholders' rights and cause the company or other shareholders to suffer damages shall bear compensation liability in accordance with the law.
Shareholders of a company who abuse the Independent legal person status of the company and limited liability of shareholders to evade debts and cause damage to the interests of the creditors of the company shall bear joint liability for the company's debt.
Article 21. The controlling shareholders, actual controlling party, directors, supervisors and senior management personnel of a company shall not use their relationship to cause damage to the company's interests. Where such persons violate the aforesaid provisions and cause the company to suffer losses, they shall bear compensation liability.
Article 22. A resolution passed by the board of shareholders or a shareholders' meeting or the board of directors which violates the provisions of laws and administrative regulations shall be void.
Where the convening procedures and voting method of a meeting of the board of shareholders or board of directors or a shareholders' meeting violate the provisions of laws and administrative regulations or the articles of association of the company or the contents of the resolution violate the articles of association of the company, the shareholders may apply to a people's court within 60 days from the date of resolution for rescission of the resolution.
Where the shareholders file for a lawsuit in accordance with the provisions of the preceding paragraph, the people's court may, upon a request of the company, ask the shareholders to provide the corresponding guarantee.
Where a company has completed change of registration formalities in accordance with a resolution passed by the board of shareholders or a shareholders' meeting or the board of directors

and upon nullification or rescission of the resolution by a people's court, the company shall apply to the company registration authorities for rescission of the change of registration.

CHAPTER II — ESTABLISHMENT AND ORGANISATION OF LIMITED LIABILITY COMPANIES

SECTION 1 --ESTABLISHMENT

Article 23. Incorporation of a limited liability companies shall satisfy the following requirements:

(1) the quorum of shareholders shall be met;

(2) the capital contribution of shareholders shall meet the minimum statutory capital requirement;

(3) the articles of association of the company shall be jointly drafted by the shareholders of the company;

(4) a company name shall exist and the organisation shall satisfy the requirements of a limited liability company; and

(5) a company address shall exist.

Article 24. Limited liability companies shall be incorporated by not more than 50 shareholders contributing to the capital.

Article 25. The articles of association of limited liability companies shall state the following matters:

(1) name and address of the company;

(2) scope of operations of the company;

(3) amount of the registered capital of the company;

(4) name of the shareholders;

(5) method of capital contribution of the shareholders and amount and timing of capital contribution;

(6) the organisation of the company and the method of organisation, duties and powers and rules of procedure;

(7) legal representative of the company; and

(8) other matters required by the shareholders' meeting to be stipulated.

The shareholders shall sign and affix their seal on the articles of association of the company.

Article 26. The registered capital of a limited liability company shall be the amount of capital contribution made by all its shareholders who are registered with the company registration authorities. The first instalment of capital contribution of all shareholders of the company shall neither be less than 20% of the registered capital nor lower than the minimum statutory capital, and the remaining balance shall be paid up by the shareholders within two years from the date of incorporation of the company (within five years for investment companies). The minimum registered capital for limited liability companies shall be RMB30.000. Where the laws and administrative regulations provide for a higher amount of minimum registered capital for limited liability companies, such provisions shall prevail.

Article 27. Shareholders may make capital contribution in cash or in kind such as intellectual property, land use rights and other non-cash properties which can be valuated and transferred in accordance with the law, except for properties prohibited by laws and administrative regulations to be used for capital contribution.

Non-cash properties used for capital contribution shall be valuated and verified; and shall not be overvalued or undervalued. Where there are provisions in the laws and administrative regulations on valuation, such provisions shall prevail.

The amount of capital contribution made in cash by all shareholders of a limited liability company shall not be less than 30% of its registered capital.

Article 28. The shareholders shall make their respective capital contribution in accordance with the amount of their subscribed capital and the schedule stipulated in the articles of association of the company. Shareholders making capital contribution in cash shall deposit the full amount of their capital contribution in cash into a bank account of the limited liability company.

Shareholders making capital contribution using non-cash properties shall complete the transfer formalities for the property rights in accordance with the law. Shareholders who fail to make capital contribution in accordance with the said provisions shall, in addition to making the capital contribution in full, bear default liability towards other shareholders who have made their capital contributions in full accordance with the schedule.

Article 29. Upon capital contribution made by the shareholders, capital verification shall be

conducted by a capital verification organisation established in accordance with the law and a certificate shall be issued.

Article 30. Upon capital verification conducted by a capital verification organisation established in accordance with the law on the first instalment of capital contribution made by the shareholders, the representative appointed by all the shareholders or their common proxy shall submit a company registration application form, articles of association of the company, capital verification certificate etc to the company registration authorities to apply for incorporation and registration.

Article 31. Where it is discovered after the incorporation of a limited liability company that the actual value of non-cash properties used for capital contribution for company incorporation is significantly lower than the value stipulated in the articles of association of the company, the shareholders who made the capital contribution shall make up for the difference; and the other shareholders at the time of company incorporation shall bear joint liability.

Article 32, Upon incorporation of a limited liability company, a capital contribution certificate shall be issued to the shareholders.

A capital contribution certificate shall state the following matters:

(1) company name;
(2) date of incorporation of the company;
(3) registered capital of the company;
(4) name of the shareholder and the amount and date of capital contribution; and
(5) serial number of the capital contribution certificate and date of issuance. The company seal shall be affixed to capital contribution certificates.

Article 33. Limited liability companies shall set up a register of shareholders which state the following matters:

(1) name and address of the shareholders;
(2) amount of capital contribution of the shareholders; and
(3) serial numbers of the capital contribution certificates.

Shareholders named in the register of shareholders may exercise their shareholders' rights in accordance with the register of shareholders.

Companies shall register the names of their shareholders and their respective amount of capital contribution with the company registration authorities. Where there is a change in the registration details, change of registration formalities shall be completed. Where the registration or change of registration formalities are not completed, no defence against third party claims shall be made.

Article 34. Shareholders shall have the right to check and make copies of the articles of association, minutes of shareholders' meetings, resolutions of the board of directors and board of supervisors and financial reports of the company.

Shareholders may request to check the accounts of the company. A shareholder who requests to check the accounts of the company shall make a written request and state the purpose. If the company has reasonable grounds to believe that the shareholder who makes the request has an ulterior motive and may cause damage to the legal interests of the company, it may reject the request and shall give a written reply to the shareholder stating the reason within 15 days from the date of the written request of the shareholder. Where the company rejects the request, the shareholder may apply to a people's court for access to the company's accounts.

Article 35. Shareholders shall be entitled to bonus sharing in accordance with the ratio of capital contribution; in the event of an increase in capital, the shareholders shall have pre-emptive right to subscribe to new capital in accordance with the ratio of capital contribution, unless all the shareholders agreed that bonus sharing or subscription to new capital shall not be in accordance with the ratio of capital contribution.

Article 36. Upon the incorporation of a company, the shareholders shall not withdraw their capital contribution.

SECTION 2 — ORGANISATION

Article 37. The board of shareholders of a limited liability company shall comprise all shareholders of the company; the board of shareholders is the authority of the company and shall exercise their duties and powers in accordance with the provisions of this Law.

Article 38. The board of shareholders shall exercise the following duties and powers:

(1) decide on the business direction and investment plans of the company;
(2) elect and remove directors and supervisors who are not representatives of the employees and decide on the remuneration of directors and supervisors:

(3) review and approve reports of the board of directors;
(4) review and approve reports of the supervisors or the board of supervisors;
(5) review and approve the annual financial budget and financial accounting plan of the company;
(6) review and approve the profit distribution plan and loss recovery plan of the company:
(7) resolve on increase or reduction of registered capital of the company;
(8) resolve on issue of corporate bonds;
(9) resolve on merger, division, change of company structure, dissolution and liquidation etc;
(10) amend the articles of association of the company; and
(11) other duties and powers stipulated in the articles of association of the company.
shareholders may pass a resolution in writing unanimously for a direct decision on the aforesaid matters without convening a shareholders' meeting and all the shareholders shall sign and affix their seal on the decision document.
Article 39. The first shareholders' meeting shall be convened and chaired by the shareholder who made the largest amount of capital contribution and shall exercise its duties and powers in accordance with the provisions of this Law.
Article 40. Shareholders' meetings include regular meetings and ad hoc meetings. Regular meetings shall be convened regularly in accordance with the provisions of the articles of association of the company. Shareholders holding one-tenth or more of the voting rights or one-third or above of the board of directors or board of supervisors or the supervisor (in the case of a company which does not have a board of supervisors) may propose to convene an ad hoc meeting.
Article 41. In the case of limited liability companies which have established a board of directors, the shareholders' meetings shall be convened by the board of directors and chaired by the chairman; where the chairman is unable or fails to perform his/her duties, the deputy chairman shall chair the shareholders' meeting; where the deputy chairman is unable or fails to perform to do so, a director appointed by more than half of the board of directors shall chair the meeting.
In the case of limited liability companies which have not established a board of directors, the shareholders' meetings shall be convened and chaired by the executive director.
Where the board of directors or the executive director is unable or fails to convene a shareholders' meeting, the board of supervisors or the supervisor (in the case of companies which have not established a board of supervisors) shall convene and chair the meeting; where the board of supervisors or the supervisor does not convene and chair a meeting, shareholders holding one-tenth or more of the voting rights may convene and chair the meeting.
Article 42. All shareholders shall be notified 15 days before a shareholders' meeting is convened, unless otherwise provided in the articles of association of the company or otherwise agreed by all shareholders.
The board of shareholders shall record minutes of meeting and the shareholders present at the meeting shall sign on the minutes of meeting.
Article 43. The voting rights exercisable by shareholders at a shareholders' meeting shall be based on the ratio of capital contribution, unless otherwise provided in the articles of association of the company.
Article 44. The rule of procedure and voting procedures of a board of shareholders shall be stipulated by the articles of association of the company, unless otherwise provided in this Law.
Resolutions passed by a shareholders' meeting on amendment to the articles of association of the company, increase or reduction of registered capital, and company merger, division, dissolution or change of company structure shall be passed by shareholders holding two-thirds or more of the voting rights.
Artiele 45. The board of directors of limited liability companies shall comprise three to 13 members, unless otherwise provided in Article 51. The board of directors of a limited liability company invested and incorporated by two or more State-owned enterprises or two or more other State-owned investment entities shall comprise employees' representatives; the board of directors of other limited liability companies may also comprise employees' representatives. Employees' representatives who sit on the board of directors shall be appointed by company employees via an employees' representative congress or employees' congress or other forms of democratic election.
The board of directors shall appoint one chairman and may appoint a deputy chairman. The

appointment of chairman and a deputy chairman shall be stipulated by the articles of association of the company.

Article 46. The term of appointment of a director shall be stipulated by the articles of association of the company, but each term shall not exceed three years. Upon expiry of the term of appointment, a director may be re-elected. Where no new appointment is made upon expiry of the term of appointment of a director or a director resigns during his/her term of appointment and causes the number of directors that constitutes the board of directors to fall below the quorum, the original director shall, prior to the new director taking office, continue to perform his/her duties as a director in accordance with the provisions of laws and administrative regulations and the articles of association of the company.

Article 47. The board of directors shall be accountable to the board of shareholders and shall exercise the following duties and powers:

(1) convene shareholders' meetings and report to the board of shareholders;
(2) execute the resolutions passed by the board of shareholders;
(3) decide on the business plans and investment schemes of the company;
(4) formulate the annual financial budget and financial accounting plan of the company;
(5) formulate the profit distribution plan and loss recovery plan of the company;
(6) formulate the plan for increase or reduction of registered capital and issue of corporate bonds;
(7) formulate the plan for merger, division, change of company structure and dissolution of the company;
(8) decide on the set-up of internal management organisation of the company;
(9) decide on appointment or dismissal of company managers and their remuneration, and decide on appointment or dismissal of deputy managers and finance controller of the company based on the nomination by the managers.
(10) formulate the basic management system of the company; and
(11) other duties and powers stipulated by the articles of association of the company.

Article 48. Meetings of the board of directors shall be convened and chaired by the chairman; where the chairman is unable or fails to perform his/her duties, the deputy chairman shall convene and chair the meeting; where the deputy chairman is unable or fails to perform his/her duties, a director appointed by more than half of the board of directors shall convene and chair the meeting.

Article 49. The rules of procedure and voting procedures of the board of directors shall be stipulated by the articles of association of the company, unless otherwise provided in this Law.

The board of directors shall record minutes of meeting and the directors present at the meeting shall sign on the minutes of meeting.

The board of directors shall exercise one vote per person for passing of resolutions.

Article 50. Managers of limited liability companies may be appointed or dismissed by the board of directors. The managers shall be accountable to the board of directors and shall exercise the following duties and powers:

(1) manage the production and business operations of the company and organise and implement resolutions passed by the board of directors;
(2) organise and implement the annual business plan and investment scheme of the company;
(3) draft the plan for setting up of internal management organisation of the company;
(4) draft the basic management system of the company;
(5) formulate company rules and policies;
(6) recommend appointment or dismissal of deputy manager and financial controller of the company;
(7) decide on appointment or dismissal of management staff other than those positions which are to be decided by the board of directors; and
(8) other duties and powers granted by the board of directors.

Where there are provisions in the articles of association of the company on the duties and powers of managers, such provisions shall prevail. Managers shall attend meetings of the board of directors.

Article 51. Limited liability companies with relatively fewer shareholders or of a relatively smaller scale may appoint an executive director instead of establishing a board of directors. An executive director may hold the post of company manager concurrently.

The duties and powers of the executive director shall be stipulated by the articles of association of

the company.
Article 52. The board of supervisors of a limited liability company shall comprise not less than three members. Limited liability companies with relatively fewer shareholders or of a relatively smaller scale may appoint one to two supervisors instead of establishing a board of supervisors.
The board of supervisors shall include shareholders' representatives and an appropriate number of employees' representatives; the ratio of employees' representative therein shall not be less than one-third and such ratio shall be stipulated by the articles of association of the company.
Employees' representatives sitting on the board of supervisors shall be appointed by company employees via an employees' representative congress or employees' congress or other forms of democratic election. The board of supervisors shall appoint a chairman; the chairman shall be elected by more than half of the board of supervisors. The chairman of the board of supervisors shall convene and chair meetings of the board of supervisors; where the chairman of the board of supervisors is unable or fails to perform his/her duties, a supervisor appointed by more than half of the board of supervisors shall convene and chair the meeting(s) of the board of supervisors.
Directors and senior management personnel shall not hold the post of supervisor concurrently.
Article 53. The term of appointment of a supervisor shall be three years. Upon expiry of the term of appointment, a supervisor may be re-elected.
Where no new appointment is made upon expiry of the term of appointment of a supervisor or a supervisor resigns during his/her term of appointment and causes the number of supervisors that constitutes the board of supervisors to fall below the quorum, the original supervisor shall, prior to the new supervisor taking office, continue to perform his/her duties as a supervisor in accordance with the provisions of laws and administrative regulations and the articles of association of the company.
Article 54. A board of supervisors or a supervisor fin the case of companies which have not established a board of supervisors) shall exercise the following duties and powers:
(1) inspect the company finances:
(2) supervise the performance of duties by directors and senior management personnel and propose to remove a director or senior management personnel who violates the provision of the laws and administrative regulations and the articles of association of the company or the resolutions of the board of shareholders;
(3) require a director or senior management personnel who acts against the interests of the company to make correction;
(4) propose to convene ad hoc shareholders' meeting, convene and chair a shareholders' meeting when the board of directors fails to convene and chair a shareholders' meeting in accordance with the provisions of this Law:
(5) make proposals at shareholders' meetings;
(6) file a lawsuit against a director or senior management personnel in accordance with the provisions of Article 152; and
(7) other duties and powers stipulated in the articles of association of the company.
Article 55. Supervisors may attend meetings of the board of directors and query resolutions of the board of directors or give suggestions.
A board of supervisors or a supervisor (in the case of companies which have not established a board of supervisors) may conduct investigation upon discovering irregularities in the business operations and may appoint an accounting firm etc to assist in the investigation if necessary; such expenses shall be borne by the company.
Article 56. The board of supervisors shall convene at least one meeting every year; a supervisor may propose to convene an ad hoc meeting of the board of supervisors.
The rule of procedures and voting procedures of a board of supervisors shall be stipulated by the articles of association of the company, unless otherwise provided in this Law.
Resolutions of a board of supervisors shall be passed by a simple majority of votes. The board of supervisors shall record minutes of meeting and the supervisors present at the meeting shall sign on the minutes of meeting.
Article 57. Expenses incurred by a board of supervisors or a supervisor (in the case of companies which have not established a board of supervisors) in exercising their duties and powers shall be borne by the company.
SECTION 3 — SPECIAL PROVISIONS ON ONE-PERSON LIMITED LIABILITY COMPANIES
Article 58. The provisions of this Section shall apply to the establishment and organisation of

one-person limited liability companies. Where there is no provision in this Section, the provisions of Sections 1 and 2 of this Chapter shall apply.
One-person limited liability companies referred to in this Law shall mean limited liability companies with only one natural person shareholder or one legal person shareholder.
Article 59. The minimum registered capital of one-person limited liability companies shall be RMB100,000. The shareholders shall make a one-off capital contribution in accordance with the provisions of the articles of association of the company.
A natural person shall invest in a one-person limited liability company only. Such a one-person limited liability company shall not invest in the setting up of a new one-person limited liability company.
Article 60. A one-person limited liability company shall declare in its company registration details whether the company is wholly-funded by a natural person or a legal person and state so in its business licence.
Article 61. The articles of association of one-person limited liability companies shall be formulated by the shareholder.
Article 62. One-person limited liability companies are not required to establish a board of shareholders. The shareholder shall put decisions stipulated in Article 38(1) in writing and keep such documents in the company after signing.
Article 63. One-person limited liability companies shall formulate a financial accounting report at each accounting year-end for audit by an accounting firm.
Article 64. A shareholder of a one-person limited liability company who is unable to prove that the company's assets are independent of the shareholder's personal assets shall bear joint liability for the company's debt.
SECTION 4 — SPECIAL PROVISIONS ON STATE-OWNED WHOLLY-FUNDED COMPANIES
Article 65. The provisions of this Section shall apply to the establishment and organisation of State-owned wholly-funded companies. Where there is no provision in this Section, the provisions of Sections 1 and 2 of this Chapter shall apply.
State-owned wholly-funded companies referred to in this Law shall mean limited liability companies wholly funded by the State and for which the State Council or a local people's government has entrusted the State-owned assets supervision and administration authorities of the local people's government to perform the duties of a capital contributory.
Article 66. The articles of association of State-owned wholly-funded companies shall be formulated by the State-owned assets supervision and administration authorities or formulated by the board of directors and submitted to the State-owned assets supervision and administration authorities for approval.
Article 67. In the case of State-owned wholly-funded companies which have not established a board of shareholders, the State-owned assets supervision and administration authorities shall exercise the duties and powers of the board of shareholders. The State-owned assets supervision and administration authorities may authorise the board of directors to exercise some duties and powers of the board of shareholders and to decide on important matters of the company; however, any merger, division, dissolution, increase or reduction in registered capital and issue of corporate bonds of the company shall be decided by the State-owned assets supervision and administration authorities; a merger, division, dissolution, bankruptcy application of significant State-owned wholly-funded companies shall be examined by the State-owned assets supervision and administration authorities and reported to the people's government of counterpart level. The aforesaid significant State-owned wholly-funded companies shall be determined in accordance with the provisions of the State Council.
Article 68. The board of directors of State-owned wholly-funded companies shall exercise duties and powers stipulated in Article 47 and Article 67. The term of appointment of directors shall not exceed three years. The board of directors shall comprise employees' representatives. The board of directors shall be appointed by the State-owned assets supervision and administration authorities; however employees' representatives sitting on the board of directors shall be elected by an employees' representative congress. The board of directors shall appoint a chairman and may appoint a deputy chairman. The chairman and deputy chairman shall be appointed by the State-owned assets supervision and administration authorities from members of the board of directors.
Article 69. The managers of State-owned wholly-funded companies shall be appointed or

dismissed by the board of directors. The managers shall exercise duties and powers in accordance with the provisions of Article 50. A director may take the post of manager concurrently with the consent of the State-owned assets supervision and administration authorities.

Article 70. The chairman, deputy chairmen, directors and senior management personnel of State-owned wholly-funded companies shall not hold a post concurrently in other limited liability companies, companies limited by shares or economic organisations without the consent of the State-owned assets supervision and administration authorities.

Article 71. The board of supervisors of State-owned wholly-funded companies shall comprise not less than five members; the ratio of employees' representatives shall not be less than one-third. The ratio shall be stipulated by the articles of association of the company.

The board of supervisors shall be appointed by the State-owned assets supervision and administration authorities; however, employees' representatives sitting on the board of supervisors shall be elected by an employees' representative congress. The chairman of the board of supervisors shall be appointed by the State-owned assets supervision and administration authorities from members of the board of supervisors. The board of supervisors shall exercise the duties and powers stipulated in Article 54 (1) to (3) and other duties and powers stipulated by the State Council.

CHAPTER III — SHARE TRANSFERS OF LIMITED LIABILITY COMPANIES

Article 72. The shareholders of a limited liability company may transfer all or part of their equity interests among themselves.

A shareholder proposing to transfer its equity interests to a non-shareholder shall obtain the consent of more than half of the other shareholders. The shareholder shall inform the other shareholders of the proposed equity transfer in writing and seek their consent. Failure to reply within 30 days from receipt of the written notice shall be deemed as consent to the proposed transfer. Where more than half of the other shareholders do not consent to the proposed transfer, the non-consenting shareholders shall acquire such equity interests, failing which they shall be deemed to have consented to the proposed transfer. Where the shareholders consent to the proposed transfer, the other shareholders shall have pre-emptive right to acquire such equity interests on similar terms. Where two or more shareholders intend to exercise their pre-emptive rights, they shall negotiate and determine the acquisition ratio. Where the negotiation fails, the shareholders shall exercise their pre-emptive rights based on the ratio of capital contribution at the time of the proposed transfer.

Where there are provisions in the articles of association of the company for transfer of equity interests, such provisions shall prevail.

Article 73. A people's court handling transfer of equity interests of a shareholder in accordance with the enforcement procedures stipulated by the laws shall inform the company and all its shareholders; the other shareholders shall have pre-emptive rights to acquire such equity interests on similar terms. Failure to exercise pre-emptive rights within 20 days from receipt of the notice of the people's court shall be deemed as a forfeiture of
pre-emptive rights by the other shareholders.

Article 74. Following a transfer of equity interests in accordance with the provisions of Article 72 and Article 73, the company shall cancel the capital contribution certificate of the original shareholder, issue a new capital contribution certificate to the new shareholder(s) and make corresponding amendments to the articles of association of the company and the records of shareholders and their amount of capital contribution in the register of shareholders. Such amendment to the articles of association of the company shall not require a resolution of the board of shareholders.

Article 75. Under any of the following circumstances, shareholders who cast an opposing vote to a resolution passed by the board of shareholders may request that the company acquire their equity interests based on a reasonable price:

(1) the company has not made a profit distribution to the shareholders for five consecutive years although the company has been profitable for those five consecutive years and satisfy profit distribution requirements stipulated in this Law;

(2) merger, division and transfer of main assets of the company; or

(3) expiry of the term of business operations stipulated in the articles of association of the company or the occurrence of a trigger event for dissolution stipulated in the articles of association or the passing of a resolution by a shareholders' meeting to amend the articles of

association for subsistence of the company.

Where the shareholders fail to conclude an agreement for acquisition of equity interests within 60 days from the date of the resolution by the shareholders' meeting, the shareholders may file a lawsuit with a people's court within 90 days from the date of the resolution of the shareholders' meeting.

Article 76. Upon the death of a natural person successor, the lawful successor of a natural person shareholder may succeed the shareholder's qualifications, unless otherwise provided by the articles of association of the company.

CHAPTER IV — ESTABLISHMENT AND ORGANISATION OF COMPANIES LIMITED BY SHARES

SECTION 1 — ESTABLISHMENT

Article 77. Establishment of companies limited by shares shall satisfy the following requirements:

(1) the number of promoters shall satisfy the quorum;

(2) the share capital subscribed and raised by the promoters shall satisfy the minimum statutory capital requirements;

(3) share issues and preparatory matters shall comply with the provisions of the law;

(4) the articles of association of the company shall be formulated by the promoters and shall be adopted by the founding meeting if the company is established by a share float method;

(5) a company name shall exist and the organisation shall satisfy the requirements of a company limited by shares;

(6) a company address shall exist.

Article 78. Establishment of a company limited by shares may adopt the promotion method or share float method.

Establishment by promotion shall mean that the promoters set up a company by subscribing to the entire share capital of the company.

Establishment by share float shall mean that the promoters establish a company by subscribing to a part of the shares to be issued by the company and offering the remaining shares to the public or to specific targets.

Article 79. The number of promoters required for the establishment of a company limited by shares shall be more than two but less than 200 and half of the promoters shall have a domicile in China.

Article 80. The promoters of a company limited by shares shall handle the preparatory matters of the company. The promoters shall enter into a promoters' agreement to specify their respective rights and obligations in the process of establishment of the company.

Article 81. The registered capital of a company limited by shares established by promotion shall be the total share capital subscribed by all the promoters at the time of registration with the company registration authorities. The first instalment of capital contribution made by all the promoters shall not be less than 20% of the registered capital; the remaining balance shall be paid up by the promoters within two years from the date of incorporation of the company (within five years for investment companies). Prior to the capital being paid up, the company shall not offer shares to others.

The registered capital of a company limited by shares established by share float shall be the actual paid-up capital at the time of registration with the company registration authorities. The minimum registered capital for companies limited by shares shall be RMB5 million. Where the laws and administrative regulations provide for a higher amount of minimum registered capital for companies limited by shares, such provisions shall prevail.

Article 82. The articles of association of companies limited by shares shall state the following matters:

(1) name and address of the company;

(2) scope of operations of the company;

(3) the method of establishment of the company;

(4) total number of shares of the company, par value of each share and amount of the registered capital;

(5) names of the promoters, number of shares subscribed to, and method and timing of capital contribution;

(6) composition of the board of directors, duties and powers, term of appointment and rules of procedure;

(7) legal representative of the company;
(8) composition of the board of supervisors, duties and powers, term of appointment and rules of procedure;
(9) profit distribution method of the company;
(10) trigger events for dissolution of the company and liquidation method;
(11) company notices and announcement method; and
(12) other matters required by the board of shareholders to be stipulated.

Article 83. The provisions of Article 27 shall apply to the methods of capital contribution by promoters.

Article 84. The promoters of a company limited by shares established by promotion shall subscribe in writing to the number of shares stipulated by the articles of association of the company. In the case of one-off contributions, the entire amount of capital contribution shall be contributed forthwith; in the case of capital contributions in instalments, the first instalment of capital contribution shall be contributed forthwith. In the case of capital contributions to be made in non-cash assets, the formalities for transfer of property rights shall be completed in accordance with the provisions of the law.

Promoters who fail to make capital contribution in accordance with the provisions of the preceding paragraph shall bear default liability in accordance with the provisions of the promoters' agreement.

Following the first capital contribution made by the promoters, the board of directors and board of supervisors shall be elected and the board of directors shall submit the articles of association of the company, a capital verification certificate issued by a capital verification organisation established in accordance with the law and other documents stipulated by the laws and administrative regulations to the company registration authorities to apply for incorporation and registration.

Article 85. The shares subscribed by the promoters of a company limited by shares established by share float shall not be less than 35% of the share capital of the company, unless otherwise provided in the laws and administrative regulations.

Article 36. Promoters shall make an announcement of the prospectus for a share offering to the public and prepare a subscription form. The subscription form shall state the items stipulated in Article 87 for the subscriber to fill in the number of shares subscribed, monetary amount and address; the subscriber shall sign and affix seal on the subscription form. The subscriber shall make payment based on the number of shares subscribed.

Article 87. The prospectus shall include the articles of association of the company formulated by the promoters and state the following matters:
(1) number of shares subscribed by the promoters;
(2) par value of each share and the issue price;
(3) total number of bearer shares to be issued;
(4) usage of the funds raised;
(5) rights and obligations of a subscriber; and
(6) a statement stating the commencement and cut-off date for the share offering and that where the shares are not fully subscribed by the cut-off date, the subscribers may withdraw their subscription.

Article 88. A share offering by the promoters to the public shall be underwritten by a securities company established in accordance with the law and an underwriting agreement shall be entered into.

Article 89. Promoters offering shares to the public shall enter into a custodial agreement with a receiving bank.

The receiving bank shall collect payments from the subscribers on behalf of the issuer in accordance with the agreement and issue receipts to the subscribers who have made payments, and shall have the obligation to show proof of collection to the relevant authorities.

Article 90. Upon the issued share capital being fully paid up, a capital verification organisation established in accordance with the law shall conduct a capital verification and issue a certificate. The promoters shall convene the founding meeting within 30 days. The founding meeting shall be constituted by the subscribers. Where the issued share capital is not fully subscribed by the cut-off date stipulated in the prospectus or the promoters fail to convene the founding meeting within 30 days following the issued share capital being fully paid up, the subscribers may demand from the promoters a refund of the payment and bank deposit interest for the same period.

Article 91. The promoters shall give notice to all subscribers 15 days in advance of the date of the founding meeting or make an announcement. The quorum of the founding meeting shall be subscribers holding more than half of the total number of shares. The founding meeting shall exercise the following duties and powers:
(1) review the report of promoters on preparatory status of the company;
(2) adopt the articles of association of the company;
(3) elect members of the board of directors;
(4) elect members of the board of supervisors;
(5) review the setting up expenses of the company;
(6) review the consideration of the assets used for capital contribution by the promoters;
(7) in the event of a *force majeure* event or a significant change in the business conditions which bears a direct influence on the establishment of the company, a resolution to halt the incorporation of the company may be made. A resolution of the founding meeting on any of the matters stipulated in the aforesaid paragraph shall be passed by a simple majority of votes held by the subscribers.
Article 92. The promoters and subscribers shall not withdraw their share capital after they have made their capital contribution, except where the shares are not fully subscribed by the deadline or the promoters fail to convene the founding meeting or the founding meeting passed a resolution to halt the incorporation of the company.
Article 93. The board of directors shall submit the following documents to the company registration authorities within 30 days from conclusion of the founding meeting to apply for incorporation and registration:
(1) application form for company registration;
(2) minutes of the founding meeting;
(3) articles of association of the company ;
(4) capital verification certificate;
(5) letter of appointment for the legal representative, directors and supervisors and their identity documents;
(6) legal person certificate or identity document of the promoters; and
(7) certificate of company address.
A company limited by shares established by share float shall submit the approval document issued by the securities regulatory authorities of the State Council to the company registration authorities if it proposes to offer shares to the public.
Article 94. Promoters of a company limited by shares who fail to make foil capital contribution in accordance with the provisions of the articles of association of the company shall make up for the payment; the other promoters shall bear joint liability.
Where it is discovered after the incorporation of a company limited by shares that the actual value of non-cash assets used for capital contribution for the incorporation is significantly lower than the amount stated in the articles of association of the company, the promoter who made the capital contribution shall make up for the difference; the other promoters shall bear joint liability.
Article 95. The promoters of companies limited by shares shall:
(1) bear the debts and expenses incurred for the incorporation in the event that the incorporation is unsuccessful; and
(2) bear joint liability for refund of the payments made by the subscribers and bank deposit interest for the same period in the event that the incorporation is unsuccessful:
(3) compensate the company for damages incurred by the company in the course of incorporation due to the fault of the promoters.
Article 96. In the case of a conversion from a limited liability company into a company limited by shares, the total amount of converted paid-up capital shall not exceed the net asset value of the company. A share offering by a company limited by shares converted from a limited liability company for the purpose of an increase in capital shall be handled in accordance with the provisions of the law.
Article 97. Companies limited by shares shall keep the articles of association of the company, register of shareholders, corporate bonds counterfoil book, minutes of meetings of the board of shareholders, minutes of meetings of the board of directors, minutes of meetings of the board of supervisors and financial reports at the company.
Article 98. Shareholders shall have the right to inspect the articles of association of the company,

register of shareholders, corporate bonds counterfoil book, minutes of meetings of the board of shareholders, resolutions of the board of directors, resolutions of the board of supervisors and finance reports and may give suggestions on or query the operations of the company.

SECTION 2 — SHAREHOLDERS' GENERAL MEETINGS

Article 99. A shareholders' general meeting of a company limited by shares shall be constituted by all the shareholders; the shareholders' general meeting shall be the authority of the company and shall exercise duties and powers in accordance with the provisions of this Law.

Article 100. The provisions of Article 38(1) on the duties and powers of the board of shareholders of limited liability companies shall apply to shareholders' general meetings of companies limited by shares.

Article 101. An annual general meeting shall be convened once every year. An extraordinary general meeting shall be convened within two months of any of the following events:

(1) the number of directors falls below two-thirds of the quorum stipulated in this Law or articles of association of the company;

(2) the losses of the company which have not been made good equal one-third of the paid-up capital of the company;

(3) requisition of a shareholders' general meeting by a shareholder who holds 10% or more of the company's shares or several shareholders who hold 10% or more of the company's shares jointly;

(4) the board of directors deems it necessary to convene a shareholders' general meeting:

(5) the board of supervisors proposes to convene a shareholders' general meeting: or

(6) other events stipulated by the articles of association of the company.

Article 102. Shareholders' general meetings shall be convened by the board of directors and chaired by the chairman; where the chairman is unable or fails to perform his/her duties, the deputy chairman shall chair the meeting; where the deputy chairman is unable or fails to perform his/her duties, a director appointed by more than half of the board of directors shall chair the meeting.

Where the board of directors is unable to or fails to convene a shareholders' general meeting, the board of supervisors shall convene and chair a meeting promptly; where the board of supervisors fails to convene and chair the meeting, a shareholder who holds 10% or more of the shares of the company or several shareholders who hold 10% or more of the shares of the company jointly for 90 days or more consecutively may convene and chair the meeting.

Article 103. All the shareholders shall be informed in writing 20 days in advance of a shareholders' general meeting of the date and venue of meeting and the agenda. All the shareholders shall be informed 15 days in advance of an extraordinary general meeting; where the agenda includes an issue of bearer shares, a notice of the meeting stating the date and venue of the meeting and the agenda shall be given 30 days in advance.

A shareholder who holds 3% or more of the shares of the company or several shareholders who hold 3% or more of the shares of the company jointly may submit a written proposal of an agenda item ten days before a shareholders' general meeting to the board of directors; the board of directors shall inform other shareholders of the proposal within two days from receipt of the proposal and table the proposal at the shareholders' general meeting for review. The contents of the proposed agenda item shall be within the scope of duties and powers of the shareholders' general meeting and shall contain a specific topic and specific resolution. The shareholders' general meeting shall not resolve on matters which are not set out in the notice of meeting. Holders of bearer shares attending a shareholders' general meeting shall deposit their share certificates with the company from five days before the meeting to the conclusion of the shareholders' general meeting.

Article 104. Shareholders attending a shareholders' general meeting shall exercise one vote per share. Company shares held by the company shall not carry voting rights. Resolutions of a shareholders' general meeting shall be passed by a simple majority of votes cast by shareholders present at the meeting. Resolutions of a shareholders' general meeting on amendment to the articles of association of the company, increase or reduction in registered capital, merger, division, dissolution or change of company structure shall be passed by two-thirds majority of votes cast by shareholders present at the meeting.

Article 105. Where the provisions of this Law and the articles of association of the company require a resolution of the shareholders' general meeting for the transfer of major assets to others

or vice versa or provision of guarantee to external parties etc, the board of directors shall convene a shareholders' general meeting promptly for the passing of a resolution on the aforesaid matter.
Article 106. A cumulative voting system may be implemented for the election of directors and supervisors at a shareholders' general meeting in accordance with the provisions of the articles of association of the company or a resolution of the shareholders' general meeting. The cumulative voting system referred to in this Law shall mean that the voting rights carried by each share shall correspond to the number of directors or supervisors to be elected and the shareholders may use their voting rights collectively for election of directors or supervisors at a shareholders' general meeting.
Article 107. Shareholders may appoint their proxies to attend a shareholders' general meeting; the proxies shall submit a power of attorney to the company and exercise the voting rights within the scope of authorisation.
Article 108. Minutes of shareholders' general meetings shall be recorded and signed by the chairman and directors who attended the meeting. The minutes of meetings shall be kept together with the record of shareholders' signatures and copies of power of attorney.

SECTION 3 — BOARD OF DIRECTORS AND MANAGERS

Article 109. The board of directors of companies limited by shares shall comprise five to 19 members.
The board of directors may comprise employees' representatives. Employees' representatives who sit on the board of directors shall be appointed by company employees via an employees' representative congress or employees' congress or other forms of democratic election.
The provisions of Article 46 on the term of appointment of directors of limited liability companies shall apply to directors of companies limited by shares.
The provisions of Article 47 on duties and powers of the board of directors of limited liability companies shall apply to the board of directors of companies limited by shares.
Article 110. The board of directors shall appoint a chairman and may appoint a deputy chairman. The chairman and a deputy chairman shall be elected by a simply majority of votes cast by all the directors.
The chairman shall convene and chair meetings of the board of directors, check the status of implementation of resolutions of the board of directors. The a deputy chairman shall assist the chairman to perform his/her duties; where the chairman is unable or fails to perform his/her duties, the deputy chairman shall perform the duties; where the deputy chairman is unable or fails to perform the duties, a director appointed by more than half of the board of directors shall perform the duties.
Article 111. The board of directors shall convene at least two meetings every year. All the directors and supervisors shall be informed of the meeting ten days before a meeting. Shareholders holding one-tenth or more of the voting rights or one-third or more of the board of directors or board of supervisors may propose to convene an ad hoc meeting of the board of directors. The chairman shall convene and chair a meeting of the board of directors within ten days from receipt of the proposal. The board of directors may determine the method and period of notice in the case of an ad hoc meeting convened by the board of directors.
Article 112. A meeting of board of directors shall be constituted by more than half of the board of directors. Resolutions of the board of directors shall be passed by a simple majority of votes cast by all the directors.
Each director shall have one vote for each resolution of the board of directors.
Article 113. Directors shall attend meetings of the board of directors in person; a director who is unable to attend a meeting may issue a power of attorney to appoint another director to attend the meeting on his behalf; the power of attorney shall state the scope of authorisation.
Minutes of meetings of the board of directors shall be recorded and signed by the directors who attended the meeting. The directors shall be liable for resolutions of the board of directors. Where a resolution of the board of directors violates the provisions of laws and administrative regulations or the articles of association of the company or a resolution of the shareholders' general meeting and causes the company to suffer serious damages, directors who participated in the resolution shall bear compensation liability towards the company; where a director who can prove that he/she has objected to the resolution and such objection is recorded in the minutes of meeting, the liability of the director may be waived.
Article 114. Managers of companies limited by shares may be appointed or dismissed by the board

of directors.
The provisions of Article 50 on duties and powers of the managers of limited liability companies shall apply to the managers of companies limited by shares.
Article 115. The board of directors may appoint a director to take the post of manager concurrently.
Article 116. A company shall not provide loans to its directors, supervisors or senior management personnel directly or through its subsidiaries.
Article 117. Companies shall disclose information on remuneration of directors, supervisors and senior management personnel to their shareholders regularly.
SECTION 4 — BOARD OF SUPERVISORS
Article 118. Companies limited by shares shall establish a board of supervisors comprising not less than three members.
The board of supervisors shall include shareholders' representatives and an appropriate number of employees' representatives; the ratio of employees' representative therein shall not be less than one-third and such ratio shall be stipulated by the articles of association of the company.
Employees' representatives sitting on the board of supervisors shall be appointed by company employees via an employees' representative congress or employees' congress or other forms of democratic election. The board of supervisors shall appoint a chairman and may appoint a deputy chairman. The chairman and deputy chairman of the board of supervisors shall be elected by more than half of the board of supervisors. The chairman of the board of supervisors shall convene and chair meetings of the board of supervisors; where the chairman of the board of supervisors is unable or fails to perform his/her duties, the deputy chairman of the board of supervisors shall convene and chair meetings of the board of supervisors; where the deputy chairman of the board of supervisors is unable or fails to perform his/her duties, a supervisor appointed by more than half of the board of supervisors shall convene and chair the meetings of the board of supervisors.
Directors and senior management personnel shall not take the post of supervisor concurrently.
The provisions of Article 53 on the term of appointment of supervisors of limited liability companies shall apply to the supervisors of companies limited by shares.
Article 119. The provisions of Article 54 and Article 55 on duties and powers of the board of supervisors of limited liability companies shall apply to the board of supervisors of companies limited by shares.
Expenses incurred by the board of supervisors in the exercising of duties and powers shall be borne by the company.
Article 120. The board of supervisors shall convene at least one meeting every six months. A supervisor may propose to convene an ad hoc meeting of the board of supervisors.
The rules of procedure and voting procedures of the board of supervisors shall be stipulated by the articles of association of the company, unless otherwise provided in this Law.
Minutes of meetings of the board of supervisors shall be recorded and signed by the supervisors who attended the meeting.
SECTION 5 — SPECIAL PROVISIONS ON ORGANISATION OF LISTED COMPANIES
Article 121. Listed companies referred to in this Law shall mean companies limited by shares whose shares are listed and traded on a stock exchange.
Article 122. Where a listed company acquired or sold major assets or provided guarantee amount(s) which exceeds 30% or more of its assets within a year, a resolution of the shareholders' general meeting passed by a two-third majority of shareholders who attended the meeting shall be required.
Article 123. Listed companies shall appoint independent directors: the specific measures shall be provided by the State Council.
Article 124. Listed companies shall appoint a board secretary to be responsible for preparation of meetings of the board of shareholders and board of directors, keeping of documents, management of shares and handling of information disclosure etc.
Article 125. The board of directors and directors of a listed company shall abstain from voting on a resolution or vote on behalf of another director if they are an interested party in the resolution matter. The meeting of the board of directors may be constituted by more than half of those directors who are not a related party; the resolution of the board of directors shall be passed by a simple majority of votes cast by directors who are not a related party. Where the number of directors who are not a related party is less than 3, the matter shall be submitted to the board of

shareholders of the listed company for review.

CHAPTER V — SHARE ISSUES AND SHARE TRANSFERS OF COMPANIES LIMITED BY SHARES

SECTION 1 — SHARE ISSUES

Article 126. The capital of a company limited by shares is divided into shares of equal par value. Shares of the companies shall be in script form. Share certificates shall be the proof issued by a company for the shares held by the shareholders.

Article 127. Share issues shall comply with the principles of fairness and equity. Shares of the same type shall *rank pan passu.* The terms and price shall be the same for all shares of the same type in a share issue. An organisation or individual shale pay the same price for each share subscribed.

Article 128, Shares may be issued at the par value or at a premium but shall not be issued below par value.

Article 129. Shares shall be issued in script form or other forms stipulated by the securities regulatory authorities of the State Council.

A share certificate shall state the following:

(1) name of the company;
(2) date of incorporation of the company;
(3) type of shares, par value and number of shares; and
(4) serial number of the share certificate.

Share certificates shall be signed by the Segal representative and affixed with the company seal. Share certificates for promoter's shares shall state the wordings "promoter's shares".

Article 130. Shares issued by a company may be in the form of registered shares or bearer shares. Shares issued by a company to promoters or legal persons shall take the form of registered shares and the share certificates shall state the name of the promoter or legal person and shall not state another name or the name of a representative.

Article 131. Companies issuing registered shares shall keep a register of shareholders which records the following:

(1) name and address of the shareholder;
(2) number of shares held by each shareholder;
(3) serial number of the share certificate of each shareholder; and
(4) date of acquisition of shares of each shareholder.

Companies issuing bearer shares shall record the number of shares, serial number of share certificates and date of issue.

Article 132. The State Council may formulate separate regulations on companies issuing other types of shares which are not provided in this Law.

Article 133. A company limited by shares shall deliver share certificates to their shareholders upon its incorporation. A company shall not deliver share certificates to its shareholders prior to its incorporation.

Article 134. A resolution of the board of shareholders or board of directors shall be passed on the following matters in accordance with the provisions of the articles of association of the company for issue of new shares:

(1) type and number of new shares;
(2) issue price of new shares;
(3) date of commencement and cut-off date for issue of new shares; and
(4) type and number of new shares issued to existing shareholders.

Article 135. Companies approved by the securities regulatory authorities of the State Council to issue new shares shall announce the prospectus of the new shares and financial report and prepare a subscription form.

The provisions of Article 88 and Article 89 shall apply to issue of new shares.

Article 136. A company may determine the pricing scheme in accordance with its business and financial status for Issue of new shares.

Article 137. A company shall complete change of registration formalities with the company registration authorities and make an announcement after all the new shares issued are being fully subscribed.

SECTION 2 — SHARE TRANSFERS

Article 138. Shareholders may transfer their shares in accordance with the provisions of the law.

Article 139. Share transfers by shareholders shall be carried out at a stock exchange established in

accordance with the law or via other methods stipulated by the State Council.
Article 140. Transfer of registered shares shall be made by shareholders by way of endorsement or other methods stipulated by laws and administrative regulations; the company shall record the name and address of the transferee in the register of shareholders upon the transfer. Such alteration of records in the register of shareholders shall not be made within 20 days before the convening of a shareholders' general meeting or within five days from the record date for determination of dividend distribution by the company. Where the law provides otherwise for alteration of records in the register of shareholders of listed companies, such provisions shall prevail.
Artiele 141. Transfer of bearer shares shall take effect upon delivery of the share certificate by the shareholder to the transferee.
Article 142. Shares held by promoters shall not be transferred within one year from the date of incorporation of the company. Shares issued by the company before the share offering shall not be transferred within one year from the date on which the shares of the company are listed on a stock exchange.
Directors, supervisors and senior management personnel of a company shall declare their shareholding in the company and changes In such shareholding to the company; and shall not transfer more than 25% of their shareholding in the company during their term of appointment or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The aforesaid persons shall not transfer their shares in the company within half a year after leaving their post. The articles of association of the company may make restrictive provisions on transfer of shares of the company held by directors, supervisors and senior management personnel.
Article 143. Companies shall not make a share buyback, except under any of the following circumstances:
(1) reduction of registered capital of the company;
(2) merger with another company which holds shares of the company;
(3) distribution of shares to employees as an incentive; and
(4) request from shareholders who object to a resolution of a shareholders' general meeting on merger or division of the company for the company to acquire their shares.
A resolution of a shareholders' general meeting is required for a share buyback by a company under any of the circumstances stipulated in item (l) to (3) above. The shares acquired under a share buyback made under the circumstances stipulated in item (1) shall be cancelled within ten days from the date of acquisition of the shares; the shares shall be transferred or cancelled within six months if the share buyback is made under the circumstances stipulated in item (2) and (4). The shares acquired under a share buyback made by a company in accordance with the provisions of item (3) shall not exceed 5% of the issued share capital; funds used for the acquisition shall be paid out from the post-tax profit of the company; the acquired shares shall be transferred to employees within one year.
A company shall not accept its own shares as pledge subject.
Article 144. A shareholder whose registered shares are stolen, lost or extinguished may request, pursuant to the announcement and assertion of claim procedures stipulated in the *Civil Litigation Law of the People's Republic of China* for a people's court to declare the shares null and void. Upon declaration of the shares by the people's court to be void, the shareholder may apply for issue of replacement shares.
Article 145. Shares of listed companies shall be listed and traded in accordance with the provisions of the relevant laws and administrative regulations and stock exchange rules.
Article 146. Listed companies shall announce information on their financial status, business status and any major lawsuit in accordance with the provisions of laws and administrative regulations and announce half-year financial reports.
CHAPTER VT — QUALIFICATIONS AND OBLIGATIONS OF COMPANY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT PERSONNEL
Article 147. The following persons shall not act as a director, supervisor or senior management personnel:
(1) a person who has no civil capacity or who has limited civil capacity;
(2) a person who has been convicted for corruption, bribery, conversion of property or disruption of the order of socialist market economy and a five-year period has not lapsed since expiry of the execution period or a person who has been stripped of political rights for being

convicted of a crime and a five-year period has not lapsed since expiry of the execution period;
(3) a person who acted as a director, factory manager, manager in a company which has been declared bankrupt or liquidated and who is personally accountable for the bankruptcy or liquidation of the company; and a three-year period has not lapsed since the completion of bankruptcy or liquidation of such company:
(4) a person who has acted as a legal representative of a company which has its business licence revoked or being ordered to close down for a breach of law and who is personally accountable, and a three-year period has not lapsed since the revocation of the business licence of such company; and
(5) a person who is unable to repay a relatively large amount of personal debts. Where the election or appointment of a director, supervisor or senior management personnel is in violation of the aforesaid provisions, such election or appointment shall be void. In the event of the circumstances stipulated in item (1) above during the term of appointment of a director, supervisor or senior management personnel, the company shall remove the director, supervisor or senior management personnel.
Article 148. Directors, supervisors and senior management personnel shall comply with the provisions of laws and administrative regulations and the articles of association of the company and bear fiduciary duties towards the company.
Directors, supervisors and senior management personnel shall not abuse their duties and rights to receive bribes or other illegal income and shall not convert company assets.
Article 149. A director or senior management personnel shall not:
(1) misappropriate company funds;
(2) deposit company funds in a bank account opened in his/her name or in the name of others;
(3) use of company funds to make loans to others or provide guarantee for others without the consent of the board of shareholders, a shareholders' general meeting or the board of directors and in violation of the provisions of the articles of association of the company;
(4) enter into contracts with the company or carry out transactions with the company in violation of the provisions of the articles of association of the company or without the consent of the board of shareholders or a shareholders' general meeting;
(5) abuse his/her duties and powers to seize commercial opportunities of the company for himself/herself or others or engage in similar business as the company's on his/her own or with others without the consent of the board of shareholders or a shareholders' general meeting;
(6) pocket the commissions for transactions between the company and other parties;
(7) disclose company secrets arbitrarily; and
(8) do any other act which violates his/her fiduciary duties towards the company. Income received by directors and senior management personnel in violation of the aforesaid provisions shall belong to the company.
Article 150. A director, supervisor or senior management personnel who violates the provisions of laws and administrative regulations or the articles of association of the company in his/her performance of duties and powers and causing the company to suffer damages shall bear compensation liability.
Article 151. Where the board of shareholders or a shareholders' general meeting requires a director, supervisor or senior management personnel to attend a meeting, the director, supervisor or senior management personnel shall attend the meeting and answer the queries of the shareholders.
Directors or senior management personnel shall provide the relevant information and data truthfully to the board of supervisors or the supervisor (in the case of a limited liability company which has not established a board of supervisors) and shall not obstruct the exercising of powers and performance of duties by the board of supervisors or the supervisor.
Article 152. In the event of circumstances stipulated in Article 150 involving *a* director or senior management personnel, a shareholder or a group of shareholders of a limited liability company or a company limited by shares holding 1% or more of shares in the company for 180 days consecutively may submit a request in writing to the board of supervisors or the supervisor (in the case of a limited liability company which has not established a board of supervisors) to file a lawsuit with a people's court; Under any of the circumstances stipulated in Article 150 involving a supervisor, the aforesaid shareholder(s) may submit a request in writing to the board of directors or the executive director (in the case of a limited liability company which have not established a board of directors) to file a lawsuit with a people's court.

Where the board of supervisors or the supervisor (in the case of a limited liability company which has not established a board of supervisors) or the board of directors or the executive director refuses to file a lawsuit pursuant to the written request of the shareholders) or fails to file a lawsuit within 30 days from receipt of the request or where the circumstances are urgent and the company will suffer irrecoverable losses if a lawsuit is not filed forthwith, the aforesaid shareholder(s) shall have the right to file a lawsuit with a people's court directly in their own name to protect the interests of the company.

In the event of an infringement of the legal interests of the company by others which causes the company to suffer damages, shareholders mentioned in the first paragraph of this Article may file a lawsuit with a people's court in accordance with the provisions of the aforesaid paragraphs.

Article 153. In the event that a director or senior management personnel violates the provisions of the laws and administrative regulations or the articles of association of the company and infringes upon the interests of the shareholders, the shareholders may file a lawsuit with a people's court.

CHAPTER VII — CORPORATE BONDS

Artiele 154. Corporate bonds referred to in this Law shall mean priced securities issued by companies in accordance with statutory procedures under which the issuer agrees to pay principal and interest to the holders within a stipulated period. Issue of corporate bonds shall satisfy the issue requirements stipulated in the *Securities Law of the People's Republic of China.*

Article 155. The method of offering of corporate bonds shall be announced upon approval of the application for issue of corporate bonds by the authorised department of the State Council. The method of offering of corporate bonds shall state the following matters:

(1) name of the company;
(2) usage of the funds raised;
(3) issue size and par value;
(4) how the coupon rate is determined;
(5) period and method of principal repayment and interest payment;
(6) guarantee for the issue;
(7) issue price and time limit of the issue;
(8) net assets of the company;
(9) total amount of outstanding bonds previously issued; and
(10) underwriter of the issue.

Article 156. Corporate bond certificates shall state the name of the company, par value of the bond, coupon rate, repayment schedule etc and shall be signed by the legal representative and affixed with the company seal

Article 157. Corporate bonds may take the form of registered bonds or bearer bonds.

Article 158. Companies shall keep a corporate bond counterfoil book.

The following matters shall be stated in the corporate bond counterfoil book for an issue of registered bonds:

(1) name and address of bondholder;
(2) date of acquisition of the bonds and serial number of the corporate bond certificate;
(3) total amount of bonds, par value of the bonds, coupon rate, method and period of principal repayment and interest payment; and
(4) date of issue.

The corporate bond counterfoil record book for bearer bonds shall state the total amount of bonds, coupon rate, schedule and method of repayment, date of issue and serial numbers of the bond certificates.

Article 159. Registration and settlement organisations for registered bonds shall establish the relevant systems for bond registration, custodian, interest payment and redemption etc.

Article 160. Corporate bonds shall be transferable and the transfer price shall be agreed between the transferor and the transferee.

Trading of corporate bonds on a stock exchange shall comply with the trading rules of the stock exchange.

Article 161. Registered bonds shall be transferred by way of endorsement by the bondholder or other methods stipulated by the laws and administrative regulations. Upon completion of the transfer, the company shall record the name and address of the transferee in the corporate bond counterfoil record book.

Transfer of bearer bonds shall take effect upon delivery of the bond by the bondholder to the

transferee.
Article 162. A shareholders' general meeting of a listed company may pass a resolution on issuance of convertible corporate bonds and stipulate the method of conversion in the prospectus of the bond issue. Listed companies issuing convertible corporate bonds shall obtain the approval of the securities regulatory authorities of the State Council. The corporate bond certificates for convertible corporate bonds shall state the wordings "convertible corporate bonds" and the balance of convertible corporate bonds shall be recorded in the corporate bond counterfoil record book.
Article 163. Companies which have issued convertible corporate bonds shall convert such corporate bonds into shares for the bondholders in accordance with the method of conversion; however the bondholders shall have the right to opt for conversion or non-conversion of such corporate bonds into shares.
CHAPTER VIII — FINANCE AND ACCOUNTING OF COMPANIES
Article 164. Companies shall establish their finance and accounting system in accordance with the provisions of the laws and administrative regulations and the rules of the finance authorities of the State Council.
Article 165. Companies shall prepare financial accounting reports at the end of each accounting year and such financial accounting reports shall be audited by an accounting firm m accordance with the provisions of the law. Preparation of financial accounting reports shall comply with the provisions of the laws and administrative regulations and the rules of the finance authorities of the State Council.
Article 166. Limited liability companies shall deliver their financial accounting reports to all shareholders by the deadline stipulated in the articles of association of the company. The financial accounting reports of a company limited by shares shall be made available at the company at least 20 days before the date of the annual general meeting for inspection by the shareholders; companies limited by shares which have made public offering of shares shall announce their financial accounting reports.
Article 167. Companies shall contribute 10% of the profits into their statutory surplus reserve upon distribution of their post-tax profits of the current year. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital.
Where the balance of the statutory surplus reserve of a company is insufficient to make good its losses in the previous year, the company shall make good such losses using its profits of the current year before making contribution to the statutory surplus reserve in accordance with the provisions of the preceding paragraph.
Upon contribution to the statutory surplus reserve using its post-tax profits, a company may make further contribution to the surplus reserve using its post-tax profits in accordance with a resolution of the board of shareholders or a shareholders' general meeting. The provisions of Article 35 shall apply to the limited liability companies for making good of losses and contribution to the surplus reserve using post-tax profits; companies limited by shares shall make contributions based on the shareholding ratio of the shareholders, unless their articles of association provide otherwise.
Where the board of shareholders, board of shareholders or board of directors violates the provisions of the preceding paragraphs to make profit distribution to the shareholders before making good the losses and contributing to the statutory surplus reserve, the shareholders shall return such distributed profits to the company. Companies which have made a share buyback shall not make profit distributions.
Article 168. The proceeds from shares of a company limited by shares issued at a premium and other income which are required to be contributed to the statutory surplus reserve as provided by the finance authorities of the State Council shall be contributed to the statutory surplus reserve accordingly.
Article 169. The surplus reserve of a company shall be used to make good the losses of the company or expand the business and production of the company or converted into additional capital. However, the statutory surplus reserve shall not be used to make good the losses of the company.
In the event of a conversion of statutory surplus reserve into additional capital, the balance of the statutory surplus reserve after the conversion shall not be less than 25% of the original registered capital.
Article 170. Appointment or removal of the auditor of a company shall comply with the

provisions of the provisions of the articles of association of the company and decided by the board of shareholders, a shareholders' general meeting or the board of directors.
The board of shareholders, a shareholders' general meeting or the board of directors shall allow the auditor to make a representation when passing a resolution on the removal of the auditor.
Article 171. Companies shall provide accurate and complete accounting vouchers, accounting books, financial accounting reports and other accounting information to their auditor and shall not refuse to provide information, hide or provide false information.
Article 172. Companies shall not establish separate accounting books other than statutory accounting books.
Company assets shall not be deposited in accounts opened and maintained in the name of an Individual.

CHAPTER IX — MERGER, DIVISION, INCREASE IN CAPITAL AND CAPITAL REDUCTION OF COMPANIES

Article 173. Mergers of companies may take the form of mergers by absorption or mergers by new establishment.
Mergers by absorption shall mean that one company admits one or more other companies into its own company, whereby the admitting company survives and the admitted company or companies is/are dissolved. Mergers by new establishment shall mean that two or more companies merge to establish a new company, whereby each party to the merger is dissolved.
Article 174. The parties to a merger shall enter into a merger agreement for a company merger and prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of the resolution on the merger and publish an announcement on the newspapers within 30 days. The creditors may demand, within 30 days from receipt of the notice (or within 45 days for those creditors who did not receive the notice), that the company settles the debts or provides the corresponding guarantee.
Article 175. The surviving company or the newly established company of a merger shall assume the claims and debts of the parties to the merger.
Article 176. In the event of a division, the assets of the company shall be divided accordingly. A company which proposes a division shall prepare a balance sheet and a list of assets. The company shall notify their creditors within ten days from the date of resolution on the division and publish an announcement on the newspapers within 30 days.
Article 177. The surviving company of a division shall bear joint liability for the debts of a company prior to its division, unless the company prior to the division and its creditors have entered into an agreement in writing on debt settlement,
Article 178. A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets.
The company shall notify its creditors within ten days from the date of resolution on reduction in registered capital and publish an announcement on the newspapers within 30 days. The creditors may demand, within 30 days from receipt of the notice (or within 45 days for those creditors who did not receive the notice), that the company settles the debts or provide the corresponding guarantee. The registered capital of the company after the reduction shall not be lower than the statutory minimum.
Article 179. Contribution to the additional capital of a limited liability company by its shareholders shall comply with the relevant provisions of this Law on capital contribution by shareholders of limited liability companies at the time of establishment.
Subscription by shareholders to new shares issued by a company limited by shares for an increase in registered capital shall comply with the relevant provisions of this Law on subscription of shares by shareholders of companies limited by shares at the time of establishment.
Article 180. In the event of a merger or division or change in registration details, change of registration formalities shall be completed with the company registration authorities in accordance with the provisions of the law; when a company is dissolved, de-registration formalities shall be completed in accordance with the provisions of the law; registration formalities shall be completed in accordance with the provisions of the law for establishment of a new company.
Change in registration formalities shall be completed with the company registration authorities hi accordance with the provisions of the law for increase or reduction of registered capital.

CHAPTER X — DISSOLUTION AND LIQUIDATION OF COMPANIES

Article 181. A company shall be dissolved for the following reasons:

(1) expiry of the term of operation stipulated in the articles of association of the company cr occurrence of an event which triggers the dissolution as provided in the articles of association of the company;
(2) a resolution on dissolution has been passed by the board of shareholders or a shareholders' general meeting;
(3) where the dissolution is required by a merger or division;
(4) the business licence is revoked or the company is ordered to be closed down;
(5) a dissolution of the company is ordered by a people's court in accordance with the provisions of Article 183.

Article 182. In the event of any of the circumstances set out in Article 181(1), the company may continue to exist by making an amendment to its articles of association. Such amendment to the articles of association of a limited liability company shall require a resolution passed by a two-third majority of votes cast by its shareholders; in the case of a company limited by shares, such a resolution shall be passed by a two-third majority of votes cast by its shareholders present at a shareholders' general meeting.

Article 183. Where a company experiences serious difficulties in its business and the shareholders will suffer serious damages if the company continues its operation, a shareholder or a group of shareholders holding 10% or more of the shares of the company may, in the absence of any other means, request for a mandatory dissolution of the company by a people's court.

Article 184. Where a company is dissolved in accordance with the provisions of Article 181 (1), (2), (4) or (5), a liquidation group shall be established to commence liquidation within 15 days from the occurrence of the event which triggers the dissolution. The liquidation group of a limited liability company shall be formed by the shareholders; the liquidation group of a company Limited by shares shall comprise members appointed by the directors or the board of shareholders. Where the liquidation group is not established by the deadline to conduct liquidation, the creditors may apply to a people's court to appoint a liquidation group to conduct liquidation. The people's court shall accept the application and form a liquidation group promptly to conduct liquidation.

Article 185. The liquidation group shall exercise the following duties and powers during the liquidation period:
(1) disposal of company assets, preparation of balance sheet and list of assets:
(2) notification to creditors and public announcement;
(3) handling outstanding business of the company which relates to the liquidation:
(4) settlement of outstanding tax payments and tax payments which arise during the liquidation period;
(5) settlement of creditors' rights and debts;
(6) disposal of assets remaining after settlement of the company's debts; and
(7) representing the company in civil litigation.

Article 186. The liquidation group shall notify the creditors within ten days from the date of its establishment and publish an announcement on the newspapers within 60 days. The creditors may, within 30 days from receipt of the notice (or within 45 days for those creditors who did not receive the notice), declare their creditors' rights to the liquidation group.

Creditors declaring then- creditors' rights shall provide details of the creditors' rights and the relevant proof. The liquidation group shall register the creditors' rights. During the declaration period, the liquidation group shall not settle any creditors' rights.

Article 187. Upon disposal of company assets and preparation of the balance sheet and list of assets by the liquidation group, a liquidation plan shall be formulated and reported to the board of shareholders, a shareholders' general meeting or a people's court for confirmation.

The company assets shall be applied for the payment of liquidation expenses, employees' wages, social security premiums and statutory compensation, payment of outstanding taxes and settlement of company debts; the remaining assets shall be distributed to shareholders in accordance with the ratio of capital contribution in the case of a limited liability company and in accordance with the ratio of shareholders in the case of a company limited by shares. During the liquidation period, a company shall not engage in business operations which are not related to the liquidation.

Company assets shall not be distributed to the shareholders prior to settlement of the aforesaid liabilities.

Article 188. Where the liquidation group discovers upon disposal of company assets and preparation of the balance sheet and list of assets that the company assets are insufficient to settle

the debts, an application shall be made to a people's court to declare the company bankrupt. Where a company has been declared bankrupt by a people's court, the liquidation group shall transfer the liquidation task to the people's court.

Article 189. Upon completion of the liquidation, the liquidation group shall prepare and submit a liquidation report to the board of shareholders, a shareholders' general meeting or *a.* people's court for confirmation, submit a copy of the liquidation report to the company registration authorities to apply for de-registration and make a public announcement of the termination of the company.

Article 190. Members of a liquidation group shall perform their duties diligently and perform liquidation obligations in accordance with the provisions of the law.

Members of a liquidation group shall not abuse their duties and rights to accept bribes or other illegal income and shall not convert company assets.

Members of a liquidation group shall bear compensation liability towards the company or its creditors for damages suffered by the company or its creditors due to an intentional or serious mistake of the member(s) of the liquidation group.

Article 191. Where a company is declared bankrupt in accordance with the provisions of the law, bankruptcy liquidation shall be conducted in accordance with the provisions of enterprise bankruptcy laws.

CHAPTER XI — BRANCHES OF FOREIGN COMPANIES

Article 192. Foreign companies referred to in this Law shall mean companies established outside China in accordance with the provisions of foreign laws.

Article 193. An application for establishment of a branch in China by a foreign company, the articles of association of the company and certificate of incorporation issued by the country of origin etc shall be submitted to the authorities in China. Upon approval, registration formalities shall be completed with the company registration authorities and a business licence shall be obtained.

Measures on examination and approval of branches of foreign companies shall be provided separately by the State Council.

Article 194. A foreign company shall appoint a representative or an agent for its branch in China and allocate funds corresponding to the operations of the branch. The State Council shall provide regulations on the statutory minimum operating funds of branches of foreign companies separately.

Article 195. Branches of foreign companies shall state their nationality and form of business entity in then- name.

Branches of foreign companies shall keep a copy of the articles of association of the foreign company in their office.

Article 196. Branches established in China by foreign companies do not qualify as a Chinese legal person.

Foreign companies shall bear civil liability for the businesses carried out by their branches in China.

Article 197. Branches of foreign companies duly established in China to engage in business activities shall comply with the provisions of China laws and shall not infringe upon public interest; their legal rights.and interests shall be protected by China laws.

Article 198. A foreign company shall settle all debts of its branch in China in accordance with the provisions of the law when it closes down its branch in China and shall conduct liquidation in accordance with company liquidation procedures stipulated in this Law. Prior to settlement of the debts, a foreign company shall not transfer the assets of its branch out of China,

CHAPTER XII — LEGAL LIABILITY

Article 199. Any party who violates the provisions of this Law in making a fraudulent declaration of its registered capital, submitting false materials or adopt other fraudulent means to conceal important fact to obtain company registration shall be ordered by the company registration authorities to make correction; a fine ranging from 5% to 15% of the registered capital shall be imposed on a company which has made fraudulent declaration; a fine ranging from RMB50,000 to RMB500,000 shall be imposed on a company which has submitted false materials or adopt other fraudulent means to conceal important fact; where the circumstances are serious, the company shall be de-registered or have its business licence revoked.

Article 200. Promoters or shareholders who make false capital contribution or fail to make cash or

non-cash contribution in accordance with the schedule shall be ordered by the company registration authorities to make correction and imposed with a fine ranging from 5% to 15% of the amount of false capital contribution.

Article 201. Promoters or shareholders who withdraw their capital contribution after the company is incorporated shall be ordered by the company registration authorities to make correction and a fine ranging from 5% to 15% of the amount of withdrawn capital contribution.

Article 202. A company which violates the provisions of this Law in establishing separate accounting books other than statutory accounting books shall be ordered by the finance authorities of a people's government of county level and above to make correction and be imposed with a fine ranging from RMB50,000 to RMB500,000.

Article 203. Where a company made false records or concealed important fact on financial accounting reports etc provided to the relevant authorities as required by the law, the person-in-charge and other personnel who are directly responsible shall be imposed a fine ranging from RMB30,000 to RMB300,000 by the relevant authorities.

Article 204. A company which fails to contribute to statutory surplus reserve in accordance with the provisions of this Law shall be ordered by a people's government of county level and above to make up for the contribution and may be imposed a fine of not more than RMB200,000.

Article 205. A company which fails to notify its creditors or make an announcement for its merger, division, reduction in registered capital or liquidation in accordance with the provisions of this Law shall be ordered by the company registration authorities to make correction and be imposed a fine ranging from RMB10,000 to RMB100,000.

A company in liquidation which concealed its assets or made false records on its balance sheet or list of assets or distribute company assets before settlement of its debts shall be ordered by the company registration authorities to make correction and be imposed a fine ranging from 5% to 10% of the amount of company assets concealed or the amount of company assets distributed prior to debt settlement; the person-in-charge and other personnel who are directly responsible shall be imposed a fine ranging from RMB 10,000 to RMB 100,000.

Article 206. The company registration authorities shall issue a warning to a company in liquidation which engages in business operations unrelated to the liquidation and confiscate its illegal income.

Article 207. A liquidation group which fails to submit a liquidation report to the company registration authorities in accordance with the provisions of this Law or concealed an important fact or made a major omission in the liquidation report shall be ordered by the company registration authorities to make correction.

A member of a liquidation group who abuses his/her duties and powers to obtain dishonest gains, illegal income or conversion of company assets shall be ordered by the company registration authorities to return the company asset and surrender the illegal income and be imposed a fine ranging from one to five times the amount of the illegal income.

Article 208. The company registration authorities shall confiscate the illegal income of an asset valuation organisation or a capital verification organisation which provides false materials and impose a fine ranging from one to five times of the amount of illegal income; the relevant authorities may order the organisation to cease operations or revoke the qualification certificate of those personnel who are directly responsible or revoke the business licence of the organisation.

An asset valuation organisation or a capital verification organisation which provides a report containing a major omission by mistake shall be ordered by the company registration authorities to make correction; where the circumstances are serious, a fine ranging from one to five times of the income shall be imposed and the relevant authorities may order the organisation *to* cease operations or revoke the qualification certificate of those personnel who are directly responsible or revoke the business licence of the organisation.

Where the creditors of the company suffer damages due to an inaccurate valuation or capital verification issued by an asset valuation organisation or a capital verification organisation, the valuation organisation or capital verification organisation shall bear compensation liability within the scope of the inaccurate valuation or verification unless it is able to prove that the fault does not lie with the organisation.

Article 209. Where the company registration authorities grant registration to applicants which do not satisfy the requirements stipulated in this Law or reject registration applications which satisfy the requirements stipulated in this Law, the person-in-charge and other personnel who are directly

responsible shall be subject to administrative punishment in accordance with the provisions of the law.

Article 210. Where the higher company registration authorities order the company registration authorities to grant registration to applicants which do not satisfy the requirements stipulated in this Law or to reject registration applications which satisfy the requirements stipulated in this Law or to cover up illegal registration, the person-in-charge and other personnel who are directly responsible shall be subject to administrative punishment in accordance with the provisions of the law.

Article 211. An entity which is not duly registered as a limited liability company or a company limited by shares but uses the name of a limited liability company or a company limited by shares or an entity which is not duly registered as a branch company of a limited liability company or a company Limited by shares but uses the name of a branch company of a limited liability company or a company limited by shares shall be ordered by the company registration authorities to make correction or to be closed down and may be imposed a fine of not more than RMB100,000.

Article **212.** A company which fails to commence operations after six months from its incorporation or cease operations for more than six months after commencement of operations arbitrarily without any justification shall have its business licence revoked by the company registration authorities.

A company which fails to complete change of registration formalities for a change in company registration details in accordance with the provisions of the Law shall be ordered by the company registration authorities to complete the registration formalities by a stipulated deadline: if the registration formalities are not completed by a stipulated deadline, a fine ranging from RMB 10,000 to RMB 100,000 shall be imposed.

Article **213.** A foreign company which violates the provisions of this Law hi establishing a branch company in China shall be ordered by the company registration authorities to make correction or to be closed down and may be imposed a fine ranging from RMB50,000 to RMB200,000.

Article 214. A company which uses the name of a company to engage in activities which compromise national security or public interest shall have its business licence revoked.

Article 215. A company which violates the provisions of this Law shall bear civil compensation liability and pay fines and penalties; where its assets are insufficient for payment, civil compensation shall take precedence.

Article **216.** Where a violation of the provisions of this Law constitutes a criminal offence, criminal liability shale be pursued in accordance with the provisions of the taw.

CHAPTER XIII — SUPPLEMENTARY PROVISIONS

Article 217. The following terms used in this Law shall take the following definitions:

(1) Senior management personnel shall mean the manager, deputy manager, financial controller, board secretary of a listed company and other personnel stipulated in the articles of association of the company.

(2) Controlling shareholder shall mean a shareholder who contributes to 50% or more of the capital of a limited liability company or a shareholder who holds 50% or more of the shares of a company limited by shares or a shareholder who is able to exercise significant influence on the resolutions of the board of shareholders or a shareholders' general meeting even though it contributes to less than 50% of the capital or holds less than 50% of the shares.

(3) Actual controlling party shall mean a party which exercises actual control over a company as investor or through other agreements or arrangements even though it is not a shareholder of the company.

(4) Related parties shall mean controlling shareholders, actual controlling party, directors, supervisors, senior management personnel of a company and those enterprises which have a direct or indirect control over a company or whose relationship with the company may result in a transfer of the company's interests. However, fellow State-controlled enterprises shall not be deemed as related parties merely for this affiliation.

Article 218. The provisions of this Law shall apply to foreign-invested limited liability companies and companies limited by shares; where the laws on foreign investment provide otherwise, such provisions shall prevail.

Article 219. This Law shall be effective 1 January 2006.

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

A. Documents filed with the HKSE and the Registrar of Companies in Hong Kong in connection with the registration of the Prospectus

10. The Special Regulations together with an unofficial English translation.

11. The Mandatory Provisions together with an unofficial English translation.

12. The Provisional Regulations Concerning the Issue and Trading of Shares (April 22, 1993) together with an English translation.

13. The Implementation Measures (Provisional) on Information Disclosure by Companies with Publicly Issued Shares together with an English translation.

14. The Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities (September 2, 1993) together with an English translation.

15. The Regulations of the State Council Concerning the Domestic Listed Foreign Shares of Joint Stock Limited Companies (December 25, 1995) together with an English translation.

16. The Securities Law of the PRC promulgated by the Standing Committee of the NPC on October 27, 2005 and which became effective on January 1, 2006, together with an English translation.

17. The Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas issued by the SETC and the CSRC on March 29, 1999, together with an English translation.

18. The Arbitration Law of the PRC promulgated by the Standing Committee of the NPC on August 31, 1994 and effective on September 1, 1995, together with an English translation.

19. The Civil Procedure Law of the PRC adopted at the fourth meeting of the seventh NPC, promulgated by the president of the PRC on April 9, 1991, together with an English translation.

20. Standard Opinion for Joint Stock Limited Companies, together with an English translation.

21. The Foreign Exchange Control Regulations, together with an English translation.

22. The Regulations on the Foreign Exchange Settlement, Sale and Payments, together with an English translation.

23. The Notice on Further Reform of the Foreign Exchange Control System, together with an English translation.

RECEIVED
2008 MAY 13 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
2008 MAY 13 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

国务院关于股份有限公司境外募集股份及上市的特别规定

国务院关于股份有限公司境外募集股份及上市的特别规定

1994年8月4日国务院令[1994]第160号发布，自发布之日起施行

第一条　为适应股份有限公司境外募集股份及境外上市的需要，根据《中华人民共和国公司法》第八十五条、第一百五十五条，制定本规定。

第二条　股份有限公司经国务院证券委员会批准，可以向境外特定的、非特定的投资人募集股份，其股票可以在境外上市。

本规定所称境外上市，最指股份有限公司向境外投资人发行的股票，在境外公司开公的证券交易场所流通转让。

第三条　股份有限公司向境外投资人募集并在境外上市的股份(以下简称境外上市外资股)，采取记名股票形式，以人民币标明面值的，以外币认购。

境外上市市外资股在境外上市，可以采取境外存股证形式或者股票的其他派生形式。

第四条　国务院证券委员会或者其监督管理执行机构中国证券监督管理委员会，可能与境外证券监督管理机构达成应谅解、协议，对股份有限公司向境外投资人募集股份并在境外上市及相关活动进行合作监督管理。

第五条　股份有限公司向境外投资人募集股份并在境外上市，应当按照国务院证券委员会的要求提出书面中请并附有关材料，报经国务院证券委员会批准。

第六条　国有企业或者国有资产占主导地位的企业按照国家有关规定改建为向境外投资人募集股份并在境外上市的股份有限公司，以发起方式设立的，发起人可以少于5人；该股份有限公司一经成立，即可以发行新股。

第七条　向境外投资人募集股份并在境外上市的股份有限公司(以下简称公司)向境内投资人发行的股份(以下简称内资股)，采取记名股票形式。

第八条　经国务院证券委员会批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自国务院证委员会批准之日直 15 个月内分别实施。

第九条　公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足，经国务院证券委员会批准，也可以分次发行。

第十条　公司发行计划确定的股份未募足的，不得在该发行计划外发行新股。公司需要调整发行计划的，由股东大会作出决议，经国务院授权的公司审批部门核准后，报国国务院证券委员会审批。

公司增资发行境外上市外资股与前一次发行股份的间隔期间，可以少于 12 上月。

第十一条　公司在发行计划确定的股份总数内发行境外上市外资股，经国务院证券委员会批准，可以与包销商在包光彩协议中约定，在包销数额之外预留不超过该次拟募集境外上市外资股数额 5%的股份。预留股份的发行，视为该资发行的一部分。

第十二条　公司分别发行境外上市外资股和内资股的计划，应当在公司各资募集股份的招股说明材料中全面、详尽披露。对已经批准并披露的发行计划进行调整的，必须重新披露。

第十三条　国务院证券委员会会同国务院授权的公司审批部门，可以对公司章程必备条款作出规定。公司章程应当载明公司章程必备条款怕要求的内容；公司不得擅自修改或者删除公司章程中有关公司章程必备条款的内容。

第十四条　公司应当在公司章程载明公司的营业期限。公司的营业期限，可以为永久存续。

第十五条　公司章程对公司及其股东、董事、监事、经理和其他高级管理人员具有约束力。公司及其股东、董事、监事、经理和其他高级管理人员均可以依据公司章程主张权利，提出仲裁或者提起诉讼。

本条第一款、第二款所称其他高级管理人员包括公司财务负责人、董事会秘书和公司章程规定的其他人员。

第十六条　依法持有境外上市外资股、其姓名或者名称登记在公司的股东名册上的境外投资人，为公司的境外上市外资股股东。

境外上市外资股的权益拥有人可以依照境外上市外资股股东名册正本存放地或者境外上市地的法律规定，将其股份登记在股份的名义持有人名下。

境外上市外资股股东名册为证明境外上市外资股股东持有公司股份的充分证据；但是有相反证据的除外。

第十七条　依据本规定第四条所指的谅解、协议，公司可以将境外上市外资股股东名册正本存放在境外，委托境外代理机构管理；公司应当将境外代理机构制作的境外上市外资股股东名册的副本备置于公司的住所。受委托的境外代理机构应当随时保证境外上市外资股股东名册正本、副本的一致性。

第十八条　境外上市外资股股东名册正本的更正需要依据司法裁定作出的，可以由名册正本存放地有管辖权的法院裁定。

第十九条　境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

第二十条　公司召开股东大会，应当于会议召开45日前发出书面通知，将会议拟审议的事项以及会议日期和地点告知所有在册股东。

拟出席股东大会的股东应当于会议召开20日前，将出席会议的书面复送达公司。

书面通知和书面回复的具体形式由公司在公司章程中作出规定。

第二十一条　公司召开股东大会年会，持有公司有表决权的股份5%以上的股东有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。

第二十二条　公司根据股东大会召开前20日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一的，公司可以召开股东大会；达不到

的，公司应当于5日内将会议拟审的事项、会议日期和地点以公告形式再资通知股东，经公告通知，公司可以召开股东大会。

第二十三条　公司的董事、监事、经理和其他高级管理人员对公司负有诚信和勤勉的义务。

前款所列人员应当遵守公司章程，忠实履行职务，维护公司利益，不得利用在公司的地位和职权为自己谋取私利。

第二十四条　公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度报告，并复核公司的其他财务报告。

公司应当向其聘用的会计师事务所提供有关资和答复询问。公司聘用会计师事务所的聘期，自公司本资股东年会结束时起至下年股东年会结束时止。

第二十五条　公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有所权向股东大会陈述意见。会计师事务所提辞聘的，应当向股东大会说明公司有无不当情事。

第二十六条　公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报中国证券监督管理委员会备案。

第二十七条　公司向境外上市外资股股东支付股利以及其他款项，以人民币计价和宣布，以外币支付。公司所筹集的外币资本金的结汇和公司向股东支付股利以及其他款项所需的外币，按照国家有关外汇管理的规定办理。

公司章程规定由其他机构代为况换外币并付给股东的，可以依照公司章程的规定办理。

第二十八条　公司所编制的向境内和境外公布的信息披露文件，内容不得相互矛盾。分别依照境内、境外法律、法规、证券交易场所规则的规定，公司在境内、增多外或者境外不同国家和地区披露的信息有差异的，应当将差异在有关的证券交易场所同时披露。

第二十九条　境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事和经理之间，境外上市外资股股东与内资股股东之间发生的与公司章程规定的内容以及公司其他事务有关的争议，依照公司章程规定的解决方式处理。解决

胶款所述争议，适用中华人民共和国法律。

第三十条　本规定自发布之日施行。

Special Regulation of the State Council on Limited Companies Raising Equity Capital and Listed Abroad

Ref. No.: G.W.Y.L. No.160

(Promulgated by General Office of the State Council on August 4, 1994 and effective as of August 4, 1994)

Article 1
This regulation is formulated according to Article 85 and Article 155 of Company Law of The People's Republic of China to meet the needs of limited companies raising equity capital and listed abroad.

Article 2
Subject to the approval of the State Council Securities Commission, limited companies may raise equity capital from specified or non-specified investors and sell their shares abroad.

The shares hereof allowed to be listed abroad refer to the shares issued by a Chinese limited company to overseas investors, which can be transacted and transferred at the stock exchange abroad.

Article 3
The equity capital raised by a limited company from overseas investors and listed at overseas stock exchanges (hereinafter referred to as "overseas-listed foreign capital shares") will be registered shares, denominated in Renminbi, subscribed for, bought and sold in a foreign currency.

Overseas-listed foreign capital shares can take the form of stock certificate or other stock derivatives.

Article 4
The State Council Securities Commission or its supervision and administration enforcement organization, the China Securities Regulatory Commission, may reach understanding and agreement with overseas securities regulatory authority on joint supervision and administration of limited companies in their raising equity capital, getting listed aboard and related activities.

Article 5
Any limited company intending to raising equity capital and going public aboard shall

submit, as required by the State Council Securities Commission, an application in writing together with relevant documents, for the examination and approval of the State Council Securities Commission.

Article 6
For state-owned enterprises or enterprises dominated by state assets restructured as limited companies according to state regulation that raise equity capital from overseas investors and are listed abroad, if they are incorporated in the form of initiation, the initiators can be fewer than five; Upon the incorporation of the limited company, it is allowed to issue new shares.

Article 7
The shares issued to domestic investors (hereinafter referred to as "domestic capital shares") by a limited company that raises equity capital from overseas investors and goes public abroad (hereinafter referred to as "company") shall be registered shares.

Article 8
The board of directors of a company can make respective arrangements for the issue plan of overseas-listed foreign capital shares and that of domestic capital shares that have been approval by the State Council Securities Commission.

The issue plan of overseas-listed foreign capital shares and domestic capital shares, as indicated in the previous paragraph, may be carried out within 15 days from the approval of the State Council Securities Commission.

Article 9
If a company issues both overseas-listed foreign capital shares and domestic capital shares in the total number of shares stipulated in the issue plan, it shall issue all the shares once; however, if it is cannot raise all the equity capital through one issue, it is allowed to issue shares through several issues upon the approval of the State Council Securities Commission.

Article 10
If the equity capital stipulated in the issue plan is not fully raised, the company is not allowed to issue new shares beyond the issue plan. If the company needs to adjust the issue plan, a relevant resolution shall be passed by the shareholders' meeting. Then the application shall be submitted to the company approval authority delegated by the State Council for approval. Finally, the application will be examined and approved by the State Council Securities Commission.

The interval between the company's issue of overseas-listed foreign capital shares for increase of equity capital and the previous issue of shares may be shorter than 12 months.

Article 11

When a company is to issue overseas-listed foreign capital shares below the amount stipulated in the issue plan, with the approval of the State Council Securities Commission, the company may reach agreement with the exclusive sales agent in the exclusive sales contract that no more than 15% of the current issue of overseas-listed foreign capital shares should be reserved beyond the number stipulated in the exclusive sales contract. The issue of the reserved shares shall be deemed a part of the current issue.

Article 12

The company shall disclose in detail its issue plan of overseas-listed foreign capital shares and domestic capital shares in its prospectus about its raising equity capital. If the issue plan approved and disclosed has been adjusted, the new plan should be disclosed.

Article 13

The State Council Securities Commission and the company examination and approval authority empowered by the State Council can formulate regulations on the mandatory provisions of the articles of association of the company.

The articles of association of the company shall include the contents as required by the mandatory provisions of the articles of association; the company may not alter or delete the contents as required by the mandatory provisions of the articles of association.

Article 14

The company shall indicate its business term in the articles of association. The business term may be perpetually existing.

Article 15

The articles of association has binding force on the company, its shareholders, directors, supervisors, managers and other officials.

The company, its shareholders, directors, supervisors, managers and other officials may claim its/their rights, apply for arbitration or file lawsuit according to the articles of association of the company.

"Other officials" mentioned in paragraph 1 and 2 of this article include the financial officer, secretary of the board of directors and other personnel specified in the articles of association of the company.

Article 16

Overseas investors who hold overseas-listed foreign capital shares legally and have their names registered on the Shareholders' Register of the company are the

company's overseas-listed foreign capital shareholders.

The owner of overseas-listed foreign capital shares can have his shares registered under the name of a nominal holder of the shares according to the law and regulations of the locality where the original of the overseas-listed foreign capital shareholders' register is placed or the shares are listed.

The overseas-listed foreign capital shareholders' register constitutes ample evidence that overseas-listed foreign capital shareholders hold the company's shares unless there is opposite evidence.

Article 17

According to the understanding and agreement mentioned in Article 4 hereof, the company may place the original of the overseas-listed foreign capital shareholders' register abroad in the custody of an overseas agent; the company shall place the duplicate of the overseas-listed foreign capital shareholders' register made by the overseas agent at the registered address of company. The commissioned overseas agent shall ensure the identity of the original and the duplicate of the overseas-listed foreign capital shareholders' register.

Article 18

If a judicial award is needed for the amendment of the overseas-listed foreign capital shareholders' register, the award may be given by a court which has jurisdiction over the locality where the original of the overseas-listed foreign capital shareholders' register is stored.

Article 19

If any overseas-listed foreign capital shareholder loses his share certificates and needs to new share certificates, the law, the regulation of the stock exchange and other regulations at the locality where the original of the overseas-listed foreign capital shareholders' register is placed shall apply.

Article 20

To convene a shareholders' meeting, the company shall send a written notice 45 days in advance, informing all the shareholders on the register of the issues on the agenda as well as the date and place of the meeting.

Shareholders planning to attend the shareholders' meeting shall send a written attendance reply to the company 20 days in advance.

The form of the written notice and the written reply shall be stipulated in the articles of association of the company.

Article 21

At the annual shareholders' meeting, any shareholder owning more than 5% of the voting shares has the right to put forward a new proposal in writing. The company shall include the issues of the proposal that are within the responsibility of the shareholders' meeting in the agenda of the meeting.

Article 22
Based on the written replies received 20 days before the shareholders' meeting, the company will calculate the number of voting shares represented by the shareholders planning to attend the shareholders' meeting. When the voting shares represented by the shareholders planning to attend the meeting reach half of the total voting shares of the company, the company may convene a shareholders' meeting. Otherwise, the company shall inform shareholders in the form of public announcement of the issues on the agenda, date and place of the meeting within 5 days. Having given the public announcement, the company may convene the shareholders' meeting.

Article 23
The directors, supervisors, managers and other officials of the company shall have an obligation of showing good faith and diligence o the company.

The personnel listed in the previous paragraph hereof shall observe the articles of association, fulfill their duties faithfully, protect the company's interest, and must not use his position and power granted by the company to pursue selfish ends.

Article 24
The company shall hire an independent certified public accountants office that satisfies government regulations to audit the annual report of the company and to review other financial reports of the company.

The company shall provide the certified public accountants office hired with relevant information and replies for inquiries.

The service term of the certified public accountants office hired by the company lasts from the end of the current annual shareholders' meeting to the end of the next annual shareholders' meeting.

Article 25
If the company intends to terminate or not to renew the contract with the certified public accountants office, it shall advise the certified public accountants office in advance. The certified public accountants office has the right to state its opinion at the shareholders' meeting.

If the certified public accountants office intends to terminate the contract, it shall state at the shareholders' meeting whether the company has improper acts.

Article 26

The decision as to hire, dismiss or not to renew the contract with a certified public accountants office shall be made by the shareholders' meeting and filed to China Securities Regulatory Commission for file.

Article 27

The dividends and other proceeds paid by the company to overseas-listed foreign capital shareholders shall be priced and announced in Renminbi and paid in a foreign currency. The foreign exchange settlement for the foreign currency equity capital raised by the company and the foreign currency needed to pay dividends to shareholders and other proceeds shall by dealt with according to foreign exchange administrative regulations of the Chinese authority.

Where it is provided in the articles of association that another organization shall exchange foreign currency for the Company to pay the shareholders, the relevant provisions of the articles of association will be followed.

Article 28

The domestic-oriented and the overseas-oriented disclosure information compiled by the company shall be consistent in content.

If there is difference between the information disclosed in China and that disclosed overseas, or between different countries/regions, which is in conformity respectively with the regulations of Chinese law and regulation, foreign law and regulation, and the regulation of the stock exchange, the difference shall be disclosed simultaneously at the relevant stock exchanges.

Article 29

Any dispute arises between the overseas-listed foreign capital shareowners and the company, between the overseas-listed foreign capital shareowners and the company's directors, supervisors and manager, between overseas-listed foreign capital shareowners and the domestic capital shareholders that is related to the issues stipulated in the articles of association and other issues of the company shall be settled in the way stipulated in the articles of the association of the company.

The law of the People's Republic of China will govern the settlement of any dispute mentioned in the previous paragraph.

Article 30

This regulation will enter into force on the date of promulgation.

RECEIVED
2003 MAY 13 P 1:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

关于执行《到境外上市公司章程必备条款》的通知

各省、自治区、直辖市及计划单列市人民政府，国务院各部委、各直属机构：

为适应股份有限公司向境外募集股份和到境外上市的需要，规范到境外上市的股份有限公司的行为，国务院证券委、国家体改委根据《国务院关于股份有限公司境外募集股份及上市的特别规定》第十三条，制定了《到境外上市公司章程必备条款》（以下简称《必备条款》），现印发给你们，请遵照执行。

到境外上市的股份有限公司（以下简称“到境外上市公司”），应当在其公司章程中载明《必备条款》所要求的内容，并不得擅自修改或者删除《必备条款》的内容。到境外上市公司可以根据具体情况，在其公司章程中规定《必备条款》要求载明以外的、适合本公司实际需要的其他内容，也可以在不改变《必备条款》规定含意的前提下，对《必备条款》作文字和条文顺序的变动。《必备条款》中明确规定到香港上市的股份有限公司章程所应当载明的内容，无须载入到香港以外的其他地区或者国家上市的股份有限公司的公司章程。

《必备条款》自本通知印发之日起执行。在此之前已经获得批准的到境外上市公司的公司章程不符合《必备条款》规定要求的，有关公司应当在本通知发出后的第一次股东年会上，对其公司章程作出相应修改。

附件：《到境外上市公司章程必备条款》

第一章　总　则

第一条　本公司系依照《中华人民共和国公司法》（简称《公司法》）、《国务院关于股份有限公司境外募集股份及上市的特别规定》（简称《特别规定》）和国家其他有关法律、行政法规成立的股份有限公司。

公司经〔批准机关和批准文件名称〕批准，于〔设立日期〕，以发起方式〔或募集方式〕设立，于〔登记日期〕在〔公司登记机关所在地名〕工商行政管理局注册登记，取得公司营业执照。

公司的营业执照号码为：〔号码数字〕

公司的发起人为：〔发起人全称〕

第二条　公司注册名称：〔中文全称〕

〔英文全称〕

第三条　公司住所：〔公司住所全称，邮政编码，电话、电传号码〕

第四条　公司的法定代表人是公司董事长。

第五条　公司的营业期限为〔年数〕年〔或公司为永久存续的股份有限公司〕。

第六条　公司章程自公司成立之日起生效。

自公司章程生效之日起，公司章程即成为规范公司的组织与行为、公司与股东之间、股东与股东之间权利义务的，具有法律约束力的文件。

第七条　公司章程对公司及其股东、董事、监事、经理和其他高级管理人员均有约束力；前述人员均可以依据公司章程提出与公司事宜有关的权利主张。

股东可以依据公司章程起诉公司；公司可以依据公司章程起诉股东；股东可以依据公司章程起诉股东；股东可以依据公司章程起诉公司的董事、监事、经理和其他高级管理人员。

前款所称起诉，包括向法院提起诉讼或者向仲裁机构申请仲裁。

第八条　公司可以向其他有限责任公司、股份有限公司投资，并以该出资额为限对所投资公司承担责任。

经国务院授权的公司审批部门批准，公司可以根据经营管理的需要，按照《公司法》第十二条第二款所述控股公司运作。

第二章　经营宗旨和范围

第九条　公司的经营宗旨是：〔宗旨内容〕。

第十条　公司的经营范围以公司登记机关核准的项目为准。

公司的主营范围包括〔公司登记机关核准的项目〕。

公司的兼营范围包括〔公司登记机关核准的项目〕。

第三章　股份和注册资本

第十一条　公司在任何时候均设置普通股；公司根据需要，经国务院授权的公司审批部门批准，可以设置其他种类的股份。

第十二条　公司发行的股票，均为有面值股票，每股面值人民币一元。

第十三条　经国务院证券主管机构批准，公司可以向境内投资人和境外投资人发行股票。

前款所称境外投资人是指认购公司发行股份的外国和香港、澳门、台湾地区的投资人；境内投资人是指认购公司发行股份的，除前述地区以外的中华人民共和国境内的投资人。

第十四条　公司向境内投资人发行的以人民币认购的股份，称为内资股。公司向境外投资人发行的以外币认购的股份，称为外资股。外资股在境外上市的，称为境外上市外资股。

第十五条　经国务院授权的公司审批部门批准，公司可以发行的普通股总数为〔股份数额〕股，成立时向发起人发行〔股份数额〕股，占公司可发行的普通股总数的百分之〔百分比数〕。

第十六条　公司成立后发行普通股〔股份数额〕股，包括不少于〔股份数额〕股，不超过〔股份数额〕股的境外上市外资股，占公司可发行的普通股总数的百分

之〔百分比数〕，以及向社会公众发行的〔股份数额〕股的内资股。

公司的股本结构为：普通股〔股份数额〕股，其中发起人〔各发起人姓名或者名称〕持有〔股份数额〕股，其他内资股股东持有〔股份数额〕股，境外上市外资股股东持有〔股份数额〕股。

第十七条 经国务院证券主管机构批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自国务院证券委员会批准之日起１５个月内分别实施。

第十八条 公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经国务院证券委员会批准，也可以分次发行。

第十九条 公司的注册资本为人民币〔资本数额〕元。

第二十条 公司根据经营和发展的需要，可以按照公司章程的有关规定批准增加资本。

公司增加资本可以采取下列方式：

（一）向非特定投资人募集新股；

（二）向现有股东配售新股；

（三）向现有股东派送新股；

（四）法律、行政法规许可的其他方式。

公司增资发行新股，按照公司章程的规定批准后，根据国家有关法律、行政法规规定的程序办理。

第二十一条 除法律、行政法规另有规定外，公司股份可以自由转让，并不附带任何留置权。

第四章 减资和购回股份

第二十二条 根据公司章程的规定，公司可以减少其注册资本。

第二十三条 公司减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，有权要求公司清偿债务或者提供相应的偿债担保。

公司减少资本后的注册资本，不得低于法定的最低限额。

第二十四条 公司在下列情况下，可以经公司章程规定的程序通过，报国家有关主管机构批准，购回其发行在外的股份：

（一）为减少公司资本而注销股份；

（二）与持有本公司股票的其他公司合并；
（三）法律、行政法规许可的其他情况。

第二十五条　公司经国家有关主管机构批准购回股份，可以下列方式之一进行：
（一）向全体股东按照相同比例发出购回要约。

（二）在证券交易所通过公开交易方式购回；
（三）在证券交易所外以协议方式购回；
第二十六条　公司在证券交易所外以协议方式购回股份时，应当事先经股东大会按公司章的规定批准。经股东大会以同一方式事先批准，公司可以解除或者改变经前述方式已订立的合同，或者放弃其合同中的任何权利。
前款所称购回股份的合同，包括（但不限于）同意承担购回股份义务和取得购回股份权利的协议。
公司不得转让购回其股份的合同或者合同中规定的任何权利。

第二十七条　公司依法购回股份后，应当在法律、行政法规规定的期限内，注销该部分股份，并向原公司登记机关申请办理注册资本变更登记。
被注销股份的票面总值应当从公司的注册资本中核减。

第二十八条　到香港上市公司，应当将下列内容载入公司章程：
除非公司已经进入清算阶段，公司购回其发行在外的股份，应当遵守下列规定：
（一）公司以面值价格购回股份的，其款项应当从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；
（二）公司以高于面值价格购回股份的，相当于面值的部分从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；高出面值的部分，按照下述办法办理：
（1）购回的股份是以面值价格发行的，从公司的可分配利润帐面余额中减除；
（2）购回的股份是以高于面值的价格发行的，从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；但是从发行新股所得中减除的金额，不得超过购回的旧股发行时所得的溢价总额，也不得超过购回时公司溢价帐户（或资本公积金帐户）上的金额（包括发行新股的溢价金额）；
（三）公司为下列用途所支付的款项，应当从公司的可分配利润中支出：
（1）取得购回其股份的购回权；
（2）变更购回其股份的合同；
（3）解除其在购回合同中的义务。
（四）被注销股份的票面总值根据有关规定从公司的注册资本中核减后，从可分配的利润中减除的用于购回股份面值部分的金额，应当计入公司的溢价帐户（或资本公积金帐户）中。

第五章　购买公司股份的财务资助

第二十九条　公司或者其子公司在任何时候均不应当以任何方式，对购买或者拟购买公司股份的人提供任何财务资助。前述购买公司股份的人，包括因购买公司股份而直接或者间接承担义务的人。

公司或者其子公司在任何时候均不应当以任何方式，为减少或者解除前述义务人的义务向其提供财务资助。

本条规定不适用于本章第三十一条所述的情形。

第三十条　本章所称财务资助，包括（但不限于）下列方式：

（一）馈赠；

（二）担保（包括由保证人承担责任或者提供财产以保证义务人履行义务）、补偿（但是不包括因公司本身的过错所引起的补偿）、解除或者放弃权利；

（三）提供贷款或者订立由公司先于他方履行义务的合同，以及该贷款、合同当事方的变更和该贷款、合同中权利的转让等；

（四）公司在无力偿还债务、没有净资产或者将会导致净资产大幅度减少的情形下，以任何其他方式提供的财务资助。

本章所称承担义务，包括义务人因订立合同或者作出安排（不论该合同或者安排是否可以强制执行，也不论是由其个人或者与任何其他人共同承担），或者以任何其他方式改变了其财务状况而承担的义务。

第三十一条　下列行为不视为本章第二十九条禁止的行为：

（一）公司提供的有关财务资助是诚实地为了公司利益，并且该项财务资助的主要目的不是为购买本公司股份，或者该项财务资助是公司某项总计划中附带的一部分；

（二）公司依法以其财产作为股利进行分配；

（三）以股份的形式分配股利；

（四）依据公司章程减少注册资本、购回股份、调整股权结构等；

（五）公司在其经营范围内，为其正常的业务活动提供贷款（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）；

（六）公司为职工持股计划提供款项（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）。

第六章　股票和股东名册

第三十二条　公司股票采用记名式。

公司股票应当载明的事项，除《公司法》规定的外，还应当包括公司股票上市的证券交易所要求载明的其他事项。

第三十三条　股票由董事长签署。公司股票上市的证券交易所要求公司其他高级管理人员签署的，还应当由其他有关高级管理人员签署。股票经加盖公司印章或

者以印刷形式加盖印章后生效。公司董事长或者其他有关高级管理人员在股票上的签字也可以采取印刷形式。

第三十四条　公司应当设立股东名册，登记以下事项：
（一）各股东的姓名（名称）、地址（住所）、职业或性质；
（二）各股东所持股份的类别及其数量；
（三）各股东所持股份已付或者应付的款项；
（四）各股东所持股份的编号；
（五）各股东登记为股东的日期；
（六）各股东终止为股东的日期。
股东名册为证明股东持有公司股份的充分证据；但是有相反证据的除外。

第三十五条　公司可以依据国务院证券主管机构与境外证券监管机构达成的谅解、协议，将境外上市外资股股东名册存放在境外，并委托境外代理机构管理。公司应当将境外上市外资股东名册的副本备置于公司住所；受委托的境外代理机构应当随时保证境外上市外资股股东名册正、副本的一致性。

境外上市外资股股东名册正、副本的记载不一致时，以正本为准。

第三十六条　公司应当保存有完整的股东名册。
股东名册包括下列部分：
（一）存放在公司住所的、除本款（二）、（三）项规定以外的股东名册；
（二）存放在境外上市的证券交易所所在地的公司境外上市外资股股东名册；
（三）董事会为公司股票上市的需要而决定存放在其他地方的股东名册。

第三十七条　股东名册的各部分应当互不重叠。在股东名册某一部分注册的股份的转让，在该股份注册存续期间不得注册到股东名册的其他部分。

股东名册各部分的更改或者更正，应当根据股东名册各部分存放地的法律进行。

第三十八条　股东大会召开前三十日内或者公司决定分配股利的基准日前五日内，不得进行因股份转让而发生的股东名册的变更登记。

第三十九条　公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，应当由董事会决定某一日为股权确定日，股权确定日终止时，在册股东为公司股东。

第四十条　任何人对股东名册持有异议而要求将其姓名（名称）登记在股东名册上，或者要求将其姓名（名称）从股东名册中删除的，均可以向有管辖权的法院申请更正股东名册。

第四十一条　任何登记在股东名册上的股东或者任何要求将其姓名（名称）登

记在股东名册上的人，如果其股票（即“原股票”）遗失，可以向公司申请就该股份（即“有关股份”）补发新股票。

内资股股东遗失股票，申请补发的，依照《公司法》第一百五十条的规定处理。

境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

到香港上市公司的境外上市外资股股东遗失股票申请补发的，其股票的补发应当符合下列要求：

（一）申请人应当用公司指定的标准格式提出申请并附上公证书或者法定声明文件。公证书或者法定声明文件的内容应当包括申请人申请的理由、股票遗失的情形及证据，以及无其他任何人可就有关股份要求登记为股东的声明。

（二）公司决定补发新股票之前，没有收到申请人以外的任何人对该股份要求登记为股东的声明。

（三）公司决定向申请人补发新股票，应当在董事会指定的报刊上刊登准备补发新股票的公告；公告期间为９０日，每３０日至少重复刊登一次。

（四）公司在刊登准备补发新股票的公告之前，应当向其挂牌上市的证券交易所提交一份拟刊登的公告副本，收到该证券交易所的回复，确认已在证券交易所内展示该公告后，即可刊登。公告在证券交易所内展示的期间为９０日。

如果补发股票的申请未得到有关股份的登记在册股东的同意，公司应当将拟刊登的公告的复印件邮寄给该股东。

（五）本条（三）、（四）项所规定的公告、展示的９０日期限届满，如公司未收到任何人对补发股票的异议，即可以根据申请人的申请补发新股票。

（六）公司根据本条规定补发新股票时，应当立即注销原股票，并将此注销和补发事项登记在股东名册上。

（七）公司为注销原股票和补发新股票的全部费用，均由申请人负担。在申请人未提供合理的担保之前，公司有权拒绝采取任何行动。

第四十二条　公司根据公司章程的规定补发新股票后，获得前述新股票的善意购买者或者其后登记为该股份的所有者的股东（如属善意购买者），其姓名（名称）均不得从股东名册中删除。

第四十三条　公司对于任何由于注销原股票或者补发新股票而受到损害的人均无赔偿义务，除非该当事人能证明公司有欺诈行为。

第七章　股东的权利和义务

第四十四条　公司股东为依法持有公司股份并且其姓名（名称）登记在股东名册上的人。

股东按其持有股份的种类和份额享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。

第四十五条　公司普通股股东享有下列权利：

（一）依照其所持有的股份份额领取股利和其他形式的利益分配；
（二）参加或者委派股东代理人参加股东会议，并行使表决权；
（三）对公司的业务经营活动进行监督管理，提出建议或者质询；
（四）依照法律、行政法规及公司章程的规定转让股份；
（五）依照公司章程的规定获得有关信息，包括：
1、在缴付成本费用后得到公司章程；
2、在缴付了合理费用后有权查阅和复印：
（1）所有各部分股东的名册；
（2）公司董事、监事、经理和其他高级管理人员的个人资料，包括：
（a）现在及以前的姓名、别名；
（b）主要地址（住所）；
（c）国籍；
（d）专职及其他全部兼职的职业、职务；
（e）身份证明文件及其号码。
（3）公司股本状况；
（4）自上一会计年度以来公司购回自己每一类别股份的票面总值、数量、最高价和最低价，以及公司为此支付的全部费用的报告；
（5）股东会议的会议记录。
（六）公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配；
（七）法律、行政法规及公司章程所赋予的其他权利。

第四十六条　公司普通股股东承担下列义务：
（一）遵守公司章程；
（二）依其所认购股份和入股方式缴纳股金；
（三）法律、行政法规及公司章程规定应当承担的其他义务。
股东除了股份的认购人在认购时所同意的条件外，不承担其后追加任何股本的责任。

第四十七条　除法律、行政法规或者公司股份上市的证券交易所的上市规则所要求的义务外，控股股东在行使其股东的权力时，不得因行使其表决权在下列问题上作出有损于全体或者部分股东的利益的决定：
（一）免除董事、监事应当真诚地以公司最大利益为出发点行事的责任；
（二）批准董事、监事（为自己或者他人利益）以任何形式剥夺公司财产，包括（但不限于）任何对公司有利的机会；
（三）批准董事、监事（为自己或者他人利益）剥夺其他股东的个人权益，包括（但不限于）任何分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第四十八条　前条所称控股股东是具备以下条件之一的人：
（一）该人单独或者与他人一致行动时，可以选出半数以上的董事；

（二）该人单独或者与他人一致行动时，可以行使公司百分之三十以上（含百分之三十）的表决权或者可以控制公司的百分之三十以上（含百分之三十）表决权的行使；

（三）该人单独或者与他人一致行动时，持有公司发行在外百分之三十以上（含百分之三十）的股份；

（四）该人单独或者与他人一致行动时，以其他方式在事实上控制公司。

第八章　股东大会

第四十九条　股东大会是公司的权力机构，依法行使职权。

第五十条　股东大会行使下列职权：

（一）决定公司的经营方针和投资计划；

（二）选举和更换董事，决定有关董事的报酬事项；

（三）选举和更换由股东代表出任的监事，决定有关监事的报酬事项；

（四）审议批准董事会的报告；

（五）审议批准监事会的报告；

（六）审议批准公司的年度财务预算方案、决算方案；

（七）审议批准公司的利润分配方案和弥补亏损方案；

（八）对公司增加或者减少注册资本作出决议；

（九）对公司合并、分立、解散和清算等事项作出决议；

（十）对公司发行债券作出决议；

（十一）对公司聘用、解聘或者不再续聘会计师事务所作出决议；

（十二）修改公司章程；

（十三）审议代表公司有表决权的股份百分之五以上（含百分之五）的股东的提案；

（十四）法律、行政法规及公司章程规定应当由股东大会作出决议的其他事项。

第五十一条　非经股东大会事前批准，公司不得与董事、监事、经理和其他高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。

第五十二条　股东大会分为股东年会和临时股东大会。股东大会由董事会召集。股东年会每年召开一次，并应于上一会计年度完结之后的六个月之内举行。

有下列情形之一的，董事会应当在两个月内召开临时股东大会：

（一）董事人数不足《公司法》规定的人数或者少于公司章程要求的数额的三分之二时；

（二）公司未弥补亏损达股本总额的三分之一时；

（三）持有公司发行在外的有表决权的股份百分之十以上（含百分之十）的股东以书面形式要求召开临时股东大会时；

（四）董事会认为必要或者监事会提出召开时。

第五十三条　公司召开股东大会，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会的日期和地点告知所有在册股东。拟出席股东大会的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

第五十四条　公司召开股东大会年会，持有公司有表决权的股份总数百分之五以上（含百分之五）的股东，有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。

第五十五条　公司根据股东大会召开前二十日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一以上的，公司可以召开股东大会；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。

临时股东大会不得决定通告未载明的事项。

第五十六条　股东会议的通知应当符合下列要求：

（一）以书面形式作出；

（二）指定会议的地点、日期和时间；

（三）说明会议将讨论的事项；

（四）向股东提供为使股东对将讨论的事项作出明智决定所需要的资料及解释；此原则包括（但不限于）在公司提出合并、购回股份、股本重组或者其他改组时，应当提供拟议中的交易的具体条件和合同（如果有的话），并对其起因和后果作出认真的解释；

（五）如任何董事、监事、经理和其他高级管理人员与将讨论的事项有重要利害关系，应当披露其利害关系的性质和程度；如果将讨论的事项对该董事、监事、经理和其他高级管理人员作为股东的影响有别于对其他同类别股东的影响，则应当说明其区别；

（六）载有任何拟在会议上提议通过的特别决议的全文；

（七）以明显的文字说明，有权出席和表决的股东有权委任一位或者一位以上的股东代理人代为出席和表决，而该股东代理人不必为股东；

（八）载明会议投票代理委托书的送达时间和地点。

第五十七条　股东大会通知应当向股东（不论在股东大会上是否有表决权）以专人送出或者以邮资已付的邮件送出，受件人地址以股东名册登记的地址为准。对内资股股东，股东大会通知也可以用公告方式进行。

前款所称公告，应当于会议召开前四十五日至五十日的期间内，在国务院证券主管机构指定的一家或者多家报刊上刊登，一经公告，视为所有内资股股东已收到有关股东会议的通知。

第五十八条　因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议作出的决议并不因此无效。

第五十九条　任何有权出席股东会议并有权表决的股东，有权委任一人或者数人（该人可以不是股东）作为其股东代理人，代为出席和表决。该股东代理依照该股东的委托，可以行使下列权利：

（一）该股东在股东大会上的发言权；

（二）自行或者与他人共同要求以投票方式表决；

（三）以举手或者投票方式行使表决权，但是委任的股东代理人超过一人时，该等股东代理人只能以投票方式行使表决权。

第六十条　股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其董事或者正式委任的代理人签署。

第六十一条　表决代理委托书至少应当在该委托书委托表决的有关会议召开前二十四小时，或者在指定表决时间前二十四小时，备置于公司住所或者召集会议的通知中指定的其他地方。委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，应当和表决代理委托书同时备置于公司住所或者召集会议的通知中指定的其他地方。

委托人为法人的，其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东会议。

第六十二条　任何由公司董事会发给股东用于任命股东代理人的委托书的格式，应当让股东自由选择指示股东代理人投赞成票或者反对票，并就会议每项议题所要作出表决的事项分别作出指示。委托书应当注明如果股东不作指示，股东代理人可以按自己的意思表决。

第六十三条　表决前委托人已经去世、丧失行为能力、撤回委任、撤回签署委任的授权或者有关股份已被转让的，只要公司在有关会议开始前没有收到该等事项的书面通知，由股东代理人依委托书所作出的表决仍然有效。

第六十四条　股东大会决议分为普通决议和特别决议。

股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的二分之一以上通过。

股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的三分之二以上通过。

第六十五条　股东（包括股东代理人）在股东大会表决时，以其所代表的有表决权的股份数额行使表决权，每一股份有一票表决权。

第六十六条　除非下列人员在举手表决以前或者以后，要求以投票方式表决，股东大会以举手方式进行表决：

（一）会议主席；

（二）至少两名有表决权的股东或者有表决权的股东的代理人；

（三）单独或者合并计算持有在该会议上有表决权的股份百分之十以上（含百分之十）的一个或者若干股东（包括股东代理人）。

除非有人提出以投票方式表决，会议主席根据举手表决的结果，宣布提议通过情况，并将此记载在会议记录中，作为最终的依据，无须证明该会议通过的决议中支持或者反对的票数或者其比例。

以投票方式表决的要求可以由提出者撤回。

第六十七条　如果要求以投票方式表决的事项是选举主席或者中止会议，则应当立即进行投票表决；其他要求以投票方式表决的事项，由主席决定何时举行投票，会议可以继续进行，讨论其他事项，投票结果仍被视为在该会议上所通过的决议。

第六十八条　在投票表决时，有两票或者两票以上的表决权的股东（包括股东代理人），不必把所有表决权全部投赞成票或者反对票。

第六十九条　当反对和赞成票相等时，无论是举手还是投票表决，会议主席有权多投一票。

第七十条　下列事项由股东大会的普通决议通过：

（一）董事会和监事会的工作报告；

（二）董事会拟订的利润分配方案和亏损弥补方案；

（三）董事会和监事会成员的罢免及其报酬和支付方法；

（四）公司年度预、决算报告，资产负债表、利润表及其他财务报表；

（五）除法律、行政法规规定或者公司章程规定应当以特别决议通过以外的其他事项。

第七十一条　下列事项由股东大会以特别决议通过：

（一）公司增、减股本和发行任何种类股票、认股证和其他类似证券；

（二）发行公司债券；

（三）公司的分立、合并、解散和清算；

（四）公司章程的修改；

（五）股东大会以普通决议通过认为会对公司产生重大影响的、需要以特别决议通过的其他事项。

第七十二条　股东要求召集临时股东大会或者类别股东会议，应当按照下列程序办理：

（一）合计持有在该拟举行的会议上有表决权的股份百分之十以上（含百分之十）的两个或者两个以上的股东，可以签署一份或者数份同样格式内容的书面要求，提请董事会召集临时股东大会或者类别股东会议，并阐明会议的议题。董事会

在收到前述书面要求后应当尽快召集临时股东大会或者类别股东会议。前述持股数按股东提出书面要求日计算。

（二）如果董事会在收到前述书面要求后三十日内没有发出召集会议的通告，提出该要求的股东可以在董事会收到该要求后四个月内自行召集会议，召集的程序应当尽可能与董事会召集股东会议的程序相同。

股东因董事会未应前述要求举行会议而自行召集并举行会议的，其所发生的合理费用，应当由公司承担，并从公司欠付失职董事的款项中扣除。

第七十三条　股东大会由董事长召集并担任会议主席；董事长因故不能出席会议的，应当由副董事长召集会议并担任会议主席；董事长和副董事长均无法出席会议的，董事会可以指定一名公司董事代其召集会议并且担任会议主席；未指定会议主席的，出席会议的股东可以选举一人担任主席；如果因任何理由，股东无法选举主席，应当由出席会议的持有最多表决权股份的股东（包括股东代理人）担任会议主席。

第七十四条　会议主席负责决定股东大会的决议是否通过，其决定为终局决定，并应当在会上宣布和载入会议记录。

第七十五条　会议主席如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点算；如果会议主席未进行点票，出席会议的股东或者股东代理人对会议主席宣布结果有异议的，有权在宣布后立即要求点票，会议主席应当即时进行点票。

第七十六条　股东大会如果进行点票，点票结果应当记入会议记录。

会议记录连同出席股东的签名簿及代理出席的委托书，应当在公司住所保存。

第七十七条　股东可以在公司办公时间免费查阅会议记录复印件。任何股东向公司索取有关会议记录的复印件，公司应当在收到合理费用后七日内把复印件送出。

第九章　类别股东表决的特别程序

第七十八条　持有不同种类股份的股东，为类别股东。

类别股东依据法律、行政法规和公司章程的规定，享有权利和承担义务。

第七十九条　公司拟变更或者废除类别股东的权利，应当经股东大会以特别决议通过和经受影响的类别股东在按第八十一条至第八十五条分别召集的股东会议上通过，方可进行。

第八十条　下列情形应当视为变更或者废除某类别股东的权利：

（一）增加或者减少该类别股份的数目，或者增加或减少与该类别股份享有同等或者更多的表决权、分配权、其他特权的类别股份的数目；

（二）将该类别股份的全部或者部分换作其他类别，或者将另一类别的股份的

全部或者部分换作该类别股份或者授予该等转换权；

（三）取消或者减少该类别股份所具有的、取得已产生的股利或者累积股利的权利；

（四）减少或者取消该类别股份所具有的优先取得股利或者在公司清算中优先取得财产分配的权利；

（五）增加、取消或者减少该类别股份所具有的转换股份权、选择权、表决权、转让权、优先配售权、取得公司证券的权利；

（六）取消或者减少该类别股份所具有的，以特定货币收取公司应付款项的权利；

（七）设立与该类别股份享有同等或者更多表决权、分配权或者其他特权的新类别；

（八）对该类别股份的转让或所有权加以限制或者增加该等限制；

（九）发行该类别或者另一类别的股份认购权或者转换股份的权利；

（十）增加其他类别股份的权利和特权；

（十一）公司改组方案会构成不同类别股东在改组中不按比例地承担责任；

（十二）修改或者废除本章所规定的条款。

第八十一条　受影响的类别股东，无论原来在股东大会上是否有表决权，在涉及第八十条（二）至（八）、（十一）至（十二）项的事项时，在类别股东会上具有表决权，但有利害关系的股东在类别股东会上没有表决权。

前款所述有利害关系股东的含义如下：

（一）在公司按本章程第二十五条的规定向全体股东按照相同比例发出购回要约或者在证券交易所通过公开交易方式购回自己股份的情况下，“有利害关系的股东”是指本章程第四十八条所定义的控股股东；

（二）在公司按照本章程第二十五条的规定在证券交易所外以协议方式购回自己股份的情况下，“有利害关系的股东”是指与该协议有关的股东；

（三）在公司改组方案中，“有利害关系股东”是指以低于本类别其他股东的比例承担责任的股东或者与该类别中的其他股东拥有不同利益的股东。

第八十二条　类别股东会的决议，应当经根据第八十一条由出席类别股东会议的有表决权的三分之二以上的股权表决通过，方可作出。

第八十三条　公司召开类别股东会议，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会日期和地点告知所有该类别股份的在册股东。拟出席会议的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

拟出席会议的股东所代表的在该会议上有表决权的股份数，达到在该会议上有表决权的该类别股份总数二分之一以上的，公司可以召开类别股东会议；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开类别股东会议。

第八十四条　类别股东会议的通知只须送给有权在该会议上表决的股东。

类别股东会议应当以与股东大会尽可能相同的程序举行，公司章程中有关股东大会举行程序的条款适用于类别股东会议。

第八十五条　如果公司股票上市的证券交易所的规则有要求，公司章程应当载入“除其他类别股份股东外，内资股股东和境外上市外资股股东视为不同类别股东”的内容。

载有前款规定内容的公司章程，应当同时规定“下列情形不适用类别股东表决的特别程序：（一）经股东大会以特别决议批准，公司每间隔十二个月单独或者同时发行内资股、境外上市外资股，并且拟发行的内资股、境外上市外资股的数量各自不超过该类已发行在外股份的百分之二十的；（二）公司设立时发行内资股、境外上市外资股的计划，自国务院证券委员会批准之日起十五个月内完成的。”

第十章　董事会

第八十六条　公司设董事会，董事会由〔人数〕名董事组成，设董事长一人，副董事长〔人数〕人，董事〔人数〕人。

第八十七条　董事由股东大会选举产生，任期〔年数〕年。董事任期届满，可以连选连任。

董事长、副董事长由全体董事的过半数选举和罢免，董事长、副董事长任期〔年数〕年，可以连选连任。

董事无须持有公司股份。

第八十八条　董事会对股东大会负责，行使下列职权：

（一）负责召集股东大会，并向股东大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制定公司的年度财务预算方案、决算方案；

（五）制定公司的利润分配方案和弥补亏损方案；

（六）制定公司增加或者减少注册资本的方案以及发行公司债券的方案；

（七）拟定公司合并、分立、解散的方案；

（八）决定公司内部管理机构的设置；

（九）聘任或者解聘公司经理，根据经理的提名，聘任或者解聘公司副经理、财务负责人，决定其报酬事项；

（十）制定公司的基本管理制度；

（十一）制订公司章程修改方案。

董事会作出前款决议事项，除第（六）、（七）、（十一）项必须由三分之二以上的董事表决同意外，其余可以由半数以上的董事表决同意。

第八十九条　董事会在处置固定资产时，如拟处置固定资产的预期价值，与此项处置建议前四个月内已处置了的固定资产所得到的价值的总和，超过股东大会最近审议的资产负债表所显示的固定资产价值的百分之三十三，则董事会在未经股东

大会批准前不得处置或者同意处置该固定资产。

本条所指对固定资产的处置，包括转让某些资产权益的行为，但不包括以固定资产提供担保的行为。

公司处置固定资产进行的交易的有效性，不因违反本条第一款而受影响。

第九十条　董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）检查董事会决议的实施情况；

（三）签署公司发行的证券；

（四）董事会授予的其他职权。

董事长不能履行职权时，可以由董事长指定副董事长代行其职权。

第九十一条　董事会每年至少召开两次会议，由董事长召集，于会议召开（日数）日以前通知全体董事。有紧急事项时，经（人数）名以上董事或者公司经理提议，可以召开临时董事会会议。

第九十二条　董事会及临时董事会会议召开的通知方式为：（具体通知方式）；通知时限为：（具体通知时限）。

第九十三条　董事会会议应当由二分之一以上的董事出席方可举行。

每名董事有一票表决权。董事会作出决议，必须经全体董事的过半数通过。

当反对票和赞成票相等时，董事长有权多投一票。

第九十四条　董事会会议，应当由董事本人出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应当载明授权范围。

代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席某次董事会会议，亦未委托代表出席的，应当视作已放弃在该次会议上的投票权。

第九十五条　董事会应当对会议所议事项的决定作成会议记录，出席会议的董事和记录员应当在会议记录上签名。董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者公司章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任；但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第十一章　公司董事会秘书

第九十六条　公司设董事会秘书。董事会秘书为公司的高级管理人员。

第九十七条　公司董事会秘书应当是具有必备的专业知识和经验的自然人，由董事会委任。其主要职责是：

（一）保证公司有完整的组织文件和记录；

（二）确保公司依法准备和递交有权机构所要求的报告和文件；

（三）保证公司的股东名册妥善设立，保证有权得到公司有关记录和文件的人及时得到有关记录和文件。

第九十八条　公司董事或者其他高级管理人员可以兼任公司董事会秘书。公司聘请的会计师事务所的会计师不得兼任公司董事会秘书。

当公司董事会秘书由董事兼任时，如某一行为应当由董事及公司董事会秘书分别作出，则该兼任董事及公司董事会秘书的人不得以双重身份作出。

第十二章　公司经理

第九十九条　公司设经理一名，由董事会聘任或者解聘。

第一百条　公司经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；

（二）组织实施公司年度经营计划和投资方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制定公司的基本规章；

（六）提请聘任或者解聘公司副经理、财务负责人；

（七）聘任或者解聘除应由董事会聘任或者解聘以外的负责管理人员；

（八）公司章程和董事会授予的其他职权。

第一百零一条　公司经理列席董事会会议；非董事经理在董事会会议上没有表决权。

第一百零二条　公司经理在行使职权时，应当根据法律、行政法规和公司章程的规定，履行诚信和勤勉的义务。

第十三章　监事会

第一百零三条　公司设监事会。

第一百零四条　监事会由〔人数〕人组成，其中一人出任监事会主席。监事任期〔年数〕年，可以连选连任。

第一百零五条　监事会成员由〔人数〕名股东代表和〔人数〕名公司职工代表组成。股东代表由股东大会选举和罢免，职工代表由公司职工民主选举和罢免。

第一百零六条　公司董事、经理和财务负责人不得兼任监事。

第一百零七条　监事会每年至少召开〔次数〕次会议，由监事会主席负责召集。

第一百零八条　监事会向股东大会负责，并依法行使下列职权：
（一）检查公司的财务；
（二）对公司董事、经理和其他高级管理人员执行公司职务时违反法律、行政法规或者公司章程的行为进行监督；
（三）当公司董事、经理和其他高级管理人员的行为损害公司的利益时，要求前述人员予以纠正；
（四）核对董事会拟提交股东大会的财务报告、营业报告和利润分配方案等财务资料，发现疑问的，可以公司名义委托注册会计师、执业审计师帮助复审；
（五）提议召开临时股东大会；
（六）代表公司与董事交涉或者对董事起诉；
（七）公司章程规定的其他职权。
监事列席董事会会议。

第一百零九条　监事会的议事方式为：〔具体议事方式〕；表决程序为：〔具体表决程序〕。

第一百一十条　监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员所发生的合理费用，应当由公司承担。

第一百一十一条　监事应当依照法律、行政法规及公司章程的规定，忠实履行监督职责。

第十四章　公司董事、监事、经理和其他高级管理人员的资格和义务

第一百一十二条　有下列情况之一的，不得担任公司的董事、监事、经理或者其他高级管理人员：
（一）无民事行为能力或者限制民事行为能力；
（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；
（三）担任因经营管理不善破产清算的公司、企业的董事或者厂长、经理，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；
（四）担任因违法被吊销营业执照的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；
（五）个人所负数额较大的债务到期未清偿；
（六）因触犯刑法被司法机关立案调查，尚未结案；
（七）法律、行政法规规定不能担任企业领导；
（八）非自然人；
（九）被有关主管机构裁定违反有关证券法规的规定，且涉及有欺诈或者不诚实的行为，自该裁定之日起未逾五年。

第一百一十三条　公司董事、经理和其他高级管理人员代表公司的行为对善意第三人的有效性，不因其在任职、选举或者资格上有任何不合规行为而受影响。

第一百一十四条　除法律、行政法规或者公司股票上市的证券交易所的上市规则要求的义务外，公司董事、监事、经理和其他高级管理人员在行使公司赋予他们的职权时，还应当对每个股东负有下列义务：

（一）不得使公司超越其营业执照规定的营业范围；

（二）应当真诚地以公司最大利益为出发点行事；

（三）不得以任何形式剥夺公司财产，包括（但不限于）对公司有利的机会；

（四）不得剥夺股东的个人权益，包括（但不限于）分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第一百一十五条　公司董事、监事、经理和其他高级管理人员都有责任在行使其权利或者履行其义务时，以一个合理的谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为。

第一百一十六条　公司董事、监事、经理和其他高级管理人员在履行职责时，必须遵守诚信原则，不应当置自己于自身的利益与承担的义务可能发生冲突的处境。此原则包括（但不限于）履行下列义务：

（一）真诚地以公司最大利益为出发点行事；

（二）在其职权范围内行使权力，不得越权；

（三）亲自行使所赋予他的酌量处理权，不得受他人操纵；非经法律、行政法规允许或者得到股东大会在知情的情况下的同意，不得将其酌量处理权转给他人行使；

（四）对同类别的股东应当平等，对不同类别的股东应当公平；

（五）除公司章程另有规定或者由股东大会在知情的情况下另有批准外，不得与公司订立合同、交易或者安排；

（六）未经股东大会在知情的情况下同意，不得以任何形式利用公司财产为自己谋取利益；

（七）不得利用职权收受贿赂或者其他非法收入，不得以任何形式侵占公司的财产，包括（但不限于）对公司有利的机会；

（八）未经股东大会在知情的情况下同意，不得接受与公司交易有关的佣金；

（九）遵守公司章程，忠实履行职责，维护公司利益，不得利用其在公司的地位和职权为自己谋取私利；

（十）未经股东大会在知情的情况下同意，不得以任何形式与公司竞争；

（十一）不得挪用公司资金或者将公司资金借贷给他人，不得将公司资产以其个人名义或者以其他名义开立帐户存储，不得以公司资产为本公司的股东或者其他个人债务提供担保；

（十二）未经股东大会在知情的情况下同意，不得泄露其在任职期间所获得的涉及本公司的机密信息；除非以公司利益为目的，亦不得利用该信息；但是，在下列情况下，可以向法院或者其他政府主管机构披露该信息：

1、法律有规定；
2、公众利益有要求；
3、该董事、监事、经理和其他高级管理人员本身的利益有要求。

第一百一十七条　公司董事、监事、经理和其他高级管理人员，不得指使下列人员或者机构（“相关人”）作出董事、监事、经理和其他高级管理人员不能作的事：

（一）公司董事、监事、经理和其他高级管理人员的配偶或者未成年子女；

（二）公司董事、监事、经理和其他高级管理人员或者本条（一）项所述人员的信托人；

（三）公司董事、监事、经理和其他高级管理人员或者本条（一）、（二）项所述人员的合伙人；

（四）由公司董事、监事、经理和其他高级管理人员在事实上单独控制的公司，或者与本条（一）、（二）、（三）项所提及的人员或者公司其他董事、监事、经理和其他高级管理人员在事实上共同控制的公司；

（五）本条（四）项所指被控制的公司的董事、监事、经理和其他高级管理人员。

第一百一十八条　公司董事、监事、经理和其他高级管理人员所负的诚信义务不一定因其任期结束而终止，其对公司商业秘密保密的义务在其任期结束后仍有效。其他义务的持续期应当根据公平的原则决定，取决于事件发生时与离任之间时间的长短，以及与公司的关系在何种情形和条件下结束。

第一百一十九条　公司董事、监事、经理和其他高级管理人员因违反某项具体义务所负的责任，可以由股东大会在知情的情况下解除，但是本章程第四十七条所规定的情形除外。

第一百二十条　公司董事、监事、经理和其他高级管理人员，直接或者间接与公司已订立的或者计划中的合同、交易、安排有重要利害关系时，（公司与董事、监事、经理和其他高级管理人员的聘任合同除外），不论有关事项在正常情况下是否需要董事会批准同意，均应当尽快向董事会披露其利害关系的性质和程度。

除非有利害关系的公司董事、监事、经理和其他高级管理人员按照本条前款的要求向董事会做了披露，并且董事会在不将其计入法定人数，亦未参加表决的会议上批准了该事项，公司有权撤消该合同、交易或者安排，但在对方是对有关董事、监事、经理和其他高级管理人员违反其义务的行为不知情的善意当事人的情形下除外。

公司董事、监事、经理和其他高级管理人员的相关人与某合同、交易、安排有利害关系的，有关董事、监事、经理和其他高级管理人员也应被视为有利害关系。

第一百二十一条　如果公司董事、监事、经理和其他高级管理人员在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内

容，公司日后达成的合同、交易、安排与其有利害关系，则在通知阐明的范围内，有关董事、监事、经理和其他高级管理人员视为做了本章前条所规定的披露。

第一百二十二条　公司不得以任何方式为其董事、监事、经理和其他高级管理人员缴纳税款。

第一百二十三条　公司不得直接或者间接向本公司和其母公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保；亦不得向前述人员的相关人提供贷款、贷款担保。

前款规定不适用于下列情形：

（一）公司向其子公司提供贷款或者为子公司提供贷款担保；

（二）公司根据经股东大会批准的聘任合同，向公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保或者其他款项，使之支付为了公司目的或者为了履行其公司职责所发生的费用；

（三）如公司的正常业务范围包括提供贷款、贷款担保，公司可以向有关董事、监事、经理和其他高级管理人员及其相关人提供贷款、贷款担保，但提供贷款、贷款担保的条件应当是正常商务条件。

第一百二十四条　公司违反前条规定提供贷款的，不论其贷款条件如何，收到款项的人应当立即偿还。

第一百二十五条　公司违反第一百二十三条第一款的规定所提供的贷款担保，不得强制公司执行；但下列情况除外：

（一）向公司或者其母公司的董事、监事、经理和其他高级管理人员的相关人提供贷款时，提供贷款人不知情的；

（二）公司提供的担保物已由提供贷款人合法地售予善意购买者的。

第一百二十六条　本章前述条款中所称担保，包括由保证人承担责任或者提供财产以保证义务人履行义务的行为。

第一百二十七条　公司董事、监事、经理和其他高级管理人员违反对公司所负的义务时，除法律、行政法规规定的各种权利、补救措施外，公司有权采取以下措施：

（一）要求有关董事、监事、经理和其他高级管理人员赔偿由于其失职给公司造成的损失；

（二）撤销任何由公司与有关董事、监事、经理和其他高级管理人员订立的合同或者交易，以及由公司与第三人（当第三人明知或者理应知道代表公司的董事、监事、经理和其他高级管理人员违反了对公司应负的义务）订立的合同或者交易；

（三）要求有关董事、监事、经理和其他高级管理人员交出因违反义务而获得的收益；

（四）追回有关董事、监事、经理和其他高级管理人员收受的本应为公司所收

取的款项，包括（但不限于）佣金；

（五）要求有关董事、监事、经理和其他高级管理人员退还因本应交予公司的款项所赚取的、或者可能赚取的利息。

第一百二十八条　公司应当就报酬事项与公司董事、监事订立书面合同，并经股东大会事先批准。前述报酬事项包括：

（一）作为公司的董事、监事或者高级管理人员的报酬；

（二）作为公司的子公司的董事、监事或者高级管理人员的报酬；

（三）为公司及其子公司的管理提供其他服务的报酬；

（四）该董事或者监事因失去职位或者退休所获补偿的款项。

除按前述合同外，董事、监事不得因前述事项为其应获取的利益向公司提出诉讼。

第一百二十九条　公司在与公司董事、监事订立的有关报酬事项的合同中应当规定，当公司将被收购时，公司董事、监事在股东大会事先批准的条件下，有权取得因失去职位或者退休而获得的补偿或者其他款项。前款所称公司被收购是指下列情况之一：

（一）任何人向全体股东提出收购要约；

（二）任何人提出收购要约，旨在使要约人成为控股股东。控股股东的定义与本章程第四十八条中的定义相同。

如果有关董事、监事不遵守本条规定，其收到的任何款项，应当归那些由于接受前述要约而将其股份出售的人所有，该董事、监事应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

第十五章　财务会计制度与利润分配

第一百三十条　公司依照法律、行政法规和国务院财政主管部门制定的中国会计准则的规定，制定本公司的财务会计制度。

第一百三十一条　公司应当在每一会计年度终了时制作财务报告，并依法经审查验证。

第一百三十二条　公司董事会应当在每次股东年会上，向股东呈交有关法律、行政法规、地方政府及主管部门颁布的规范性文件所规定由公司准备的财务报告。

第一百三十三条　公司的财务报告应当在召开股东大会年会的二十日以前置备于本公司，供股东查阅。公司的每个股东都有权得到本章中所担及的财务报告。

到香港上市的公司至少应当将前述报告以邮资已付的邮件寄给每个境外上市外资股股东，受件人地址以股东的名册登记的地址为准。

第一百三十四条　公司的财务报表除应当按中国会计准则及法规编制外，还应当按国际或者境外上市地会计准则编制。如按两种会计准则编制的财务报表有重要

出入，应当在财务报表附注中加以注明。公司在分配有关会计年度的税后利润时，以前述两种财务报表中税后利润数较少者为准。

第一百三十五条　公司公布或者披露的中期业绩或者财务资料应当按中国会计准则及法规编制，同时按国际或者境外上市地会计准则编制。

第一百三十六条　公司每一会计年度公布两次财务报告，即在一会计年度的前六个月结束后的６０天内公布中期财务报告，会计年度结束后的１２０天内公布年度财务报告。

第一百三十七条　公司除法定的会计帐册外，不得另立会计帐册。

第一百三十八条　资本公积金包括下列款项：
（一）超过股票面额发行所得的溢价款；
（二）国务院财政主管部门规定列入资本公积金的其他收入。

第一百三十九条　公司可以下列形式分配股利：
（一）现金；
（二）股票。

第一百四十条　公司应当为持有境外上市外资股份的股东委任收款代理人。收款代理人应当代有关股东收取公司就境外上市外资股股份分配的股利及其他应付的款项。

公司委任的收款代理人应当符合上市地法律或者证券交易所有关规定的要求。

第十六章　会计师事务所的聘任

第一百四十一条　公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度财务报告，并审核公司的其他财务报告。

公司的首任会计师事务所可以由创立大会在首次股东年会前聘任，该会计师事务所的任期在首次股东年会结束时终止。

创立大会不行使前款规定的职权时，由董事会行使该职权。

第一百四十二条　公司聘用会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时止。

第一百四十三条　经公司聘用的会计师事务所享有下列权利：

（一）随时查阅公司的帐簿、记录或者凭证，并有权要求公司的董事、经理或者其他高级管理人员提供有关资料和说明；

（二）要求公司采取一切合理措施，从其子公司取得该会计师事务所为履行职务而必需的资料和说明；

（三）出席股东会议，得到任何股东有权收到的会议通知或者与会议有关的其

他信息，在任何股东会议上就涉及其作为公司的会计师事务所的事宜发言。

第一百四十四条　如果会计师事务所职位出现空缺，董事会在股东大会召开前，可以委任会计师事务所填补该空缺。但在空缺持续期间，公司如有其他在任的会计师事务所，该等会计师事务所仍可行事。

第一百四十五条　不论会计师事务所与公司订立的合同条款如何规定，股东大会可以在任何会计师事务所任期届满前，通过普通决议决定将该会计师事务所解聘。有关会计师事务所如有因被解聘而向公司索偿的权利，有关权利不因此而受影响。

第一百四十六条　会计师事务所的报酬或者确定报酬的方式由股东大会决定。由董事会聘任的会计师事务所的报酬由董事会确定。

第一百四十七条　公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报国务院证券主管机构备案。

第一百四十八条　公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

第十七章　公司的合并与分立

第一百四十九条　公司合并或者分立，应当由公司董事会提出方案，按公司章程规定的程序通过后，依法办理有关审批手续。反对公司合并、分立方案的股东，有权要求公司或者同意公司合并、分立方案的股东，以公平价格购买其股份。公司合并、分立决议的内容应当作成专门文件，供股东查阅。

对到香港上市公司的境外上市外资股股东，前述文件还应当以邮件方式送达。

第一百五十条　公司合并可以采取吸收合并和新设合并两种形式。

公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。

第一百五十一条　公司分立，其财产应当作相应的分割。

公司分立，应当由分立各方签订分立协议，并编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司分立前的债务按所达成的协议由分立后的公司承担。

第一百五十二条　公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。

第十八章　公司解散和清算

第一百五十三条　公司有下列情形之一的，应当解散并依法进行清算：

（一）营业期限届满；

（二）股东大会决议解散；

（三）因公司合并或者分立需要解散；

（四）公司因不能清偿到期债务被依法宣告破产；

（五）公司违反法律、行政法规被依法责令关闭。

第一百五十四条　公司因前条（一）、（二）项规定解散的，应当在十五日之内成立清算组，并由股东大会以普通决议的方式确定其人选。

公司因前条（四）项规定解散的，由人民法院依照有关法律的规定，组织股东、有关机关及有关专业人员成立清算组，进行清算。

公司因前条（五）项规定解散的，由有关主管机关组织股东、有关机关及有关专业人员成立清算组，进行清算。

第一百五十五条　如董事会决定公司进行清算（因公司宣告破产而清算的除外），应当在为此召集的股东大会的通知中，声明董事会对公司的状况已经做了全面的调查，并认为公司可以在清算开始后十二个月内全部清偿公司债务。

股东大会进行清算的决议通过之后，公司董事会的职权立即终止。

清算组应当遵循股东大会的指示，每年至少向股东大会报告一次清算组的收入和支出，公司的业务和清算的进展，并在清算结束时向股东大会作最后报告。

第一百五十六条　清算组应当自成立之日起十日内通知债权人，并于六十日内在报纸上至少公告三次。清算组应当对债权进行登记。

第一百五十七条　清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知或者公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第一百五十八条　清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者有关主管机关确认。

公司财产按下列顺序清偿：〔清偿顺序〕。

公司财产按前款规定清偿后的剩余财产，由公司股东按其持有股份的种类和比例进行分配。

清算期间，公司不得开展新的经营活动。

第一百五十九条　因公司解散而清算，清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当立即向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百六十条　公司清算结束后，清算组应当制作清算报告以及清算期内收支报表和财务帐册，经中国注册会计师验证后，报股东大会或者有关主管机关确认。

清算组应当自股东大会或者有关主管机关确认之日起３０日内，将前述文件报送公司登记机关，申请注销公司登记，公告公司终止。

第十九章　公司章程的修订程序

第一百六十一条　公司根据法律、行政法规及公司章程的规定，可以修改公司章程。

第一百六十二条　公司章程的修改，涉及《到境外上市公司章程必备条款》（简称《必备条款》）内容的，经国务院授权的公司审批部门和国务院证券委员会批准后生效；涉及公司登记事项的，应当依法办理变更登记。

第二十章　争议的解决

第一百六十三条　凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、经理或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程及有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，国务院证券主管机构未就争议解决方式与境外有关证券监管机构达成谅解、协议的，有关当事人可以依照法律、行政法规规定的方式解决，也可以双方协议确定的方式解决。

到香港上市的公司，应当将下列内容载入公司章程：

（一）凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、经理或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程、《公司法》及其他有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为公司或公司股东、董事、监事、经理或者其他高级管理人员，应当服从仲裁。

有关股东界定、股东名册的争议，可以不用仲裁方式解决。

（二）申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议

或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。

如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。

（三）以仲裁方式解决因（一）项所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。

（四）仲裁机构作出的裁决是终局裁决，对各方均具有约束力。

第二十一章　附　则

第一百六十四条　《必备条款》中明确规定到香港上市的股份有限公司章程所应当载明的内容，无须载入到香港以外的其他地区或者国家上市的股份有限公司的章程。

第一百六十五条　对于到香港上市的公司，《必备条款》中所称会计师事务所的含义与“核数师”相同。

第一百六十六条　《必备条款》中，以“〔　〕”标示的内容，由公司按照实际情况填入；以“（　）”标示的内容，必须载入公司章程。

RECEIVED
2008 MAY 13 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Advice on Implementing the Mandatory Provisions in the Articles of Association of Companies Listed Abroad

(Ref. No.: Z.W.F.(1994)No.21)

Promulgated by the State Council Securities Commission/State Economic System Reform Commission on August 27, 1994 and effective as of August 27, 1994

To: the People's Government of every provincial or autonomous region, municipalities directly under the central government and cities separately listed in the plan, and every department, commission and immediate subordinate organization of the State Council

To meet the needs of the limited companies that will raise equity capital and gets listed aboard, to regulate the behavior of the limited company that is listed abroad, the State Council Securities Commission and State Economic System Reform Commission have formulated The Mandatory Provisions in the Articles of Association of Company Listed Abroad (hereinafter referred to as the "Mandatory Provisions") according to Article 13 of Special Regulation of the State Council on Limited Companies Raising Equity Capital and Listed Abroad. The copies of the Mandatory Provisions are printed and distributed for you to follow.

A limited company to be listed abroad should include the contents required by the Mandatory Provisions in its articles of associations and must no alter or delete the contents required by the Mandatory Provisions. A limited company listed abroad may, on the basis of consideration of its actual situation, include other contents that are beyond those required by the Mandatory Provisions but meet the actual needs of the company, or alter the wording or text order of the Mandatory Provisions on the precondition that the connotation of the Mandatory Provisions is not altered. The contents of the Mandatory Provisions that are explicitly required to be included in the articles of association of a limited company that will be listed in Hong Kong is unnecessary to be included in the articles of association of a company that will be listed in a region/country other than Hong Kong.

The Mandatory Provisions will come into force on the date of issue of this advice. If the articles of association of a company that has already been granted the approval before the issue date of this advice does not meet the requirements of the Mandatory Provisions, the company should make corresponding modification to its articles of association at the first annual shareholders' meeting after the issue of this advice.

Attachment: Mandatory Provisions in the Articles of Association of Companies Listed Abroad

Chapter 1 General Provisions

Article 1

This Company is a limited company incorporated according to the Company Law of the People's Republic of China (hereinafter referred to as the Company Law), Special Regulation of the State Council on Limited Companies Raising Equity Capital and Listed Abroad (hereinafter referred to as the Special Regulation) and other relevant state laws and administrative regulations.

Upon the approval of [name of the approval authority and document Ref. No.], this Company was established on [date of incorporation] by means of initiation [or public share offering], was registered with [name of the company house's domicile] Administration for Industry & Commerce on [date of registration] and was granted the Business License. The number of the Business License is: [number]

Initiators : [full names of the initiators]

Article 2

Registered Name: [full name in Chinese]
[full name in English]

Article 3

Registered Address: [full address, zip code, tel., telex.]

Article 4

The Legal representative of the Company is the chairman of the board of directors.

Article 5

The Company's term of operation is [number] years [or the Company is a perpetually existing limited company].

Article 6

The Articles of Association will take effect upon the date of incorporation.

From the date of incorporation on, the Articles of Association will be a legally binding instrument that regulates the Company's organization and behavior, rights & obligations between the Company and the shareholders, and rights & obligations between the shareholders.

Article 7

The Articles of Association of the Company has binding force upon the Company, its shareholders, supervisors, managers and other officials. The personnel said in the previous sentence are entitled to make claims concerning the Company issues

according to the Articles of Association.

Any shareholder can sue the Company according to the Articles of Association; the Company can sue any shareholder according to the Articles of Association; any shareholder can sue other shareholders according to the Articles of Association; any shareholder can sue the Company's directors, supervisors, managers and other officials according to the Articles of Association.

The term "sue" used in the previous paragraph includes the meaning of lodging a suit with a law court or applying to an arbitration authority for arbitration.

Article 8
The Company may invest in another limited liability company or limited company and bear its responsibility for the latter against the amount of its investment.

Subject to the approval of the company examination & approval authority delegated by the State Council, the Company, in light of the need of management, may be run as a holding company according to Article 12.2 of Company Law.

Chapter 1 Aim and Scope of Business

Article 9
The Company's aim of business is: [aim of business].

Article 10
The Company's scope of business is subject to the lines approved by the company registration authority.

The major business includes: [lines approved by the company registration authority]
The minor business includes: [lines approved by the company registration authority]

Chapter 3 Stock & Registered Capital

Article 11
The Company has common stock at any time. Subject to the company examination & approval authority delegated by the State Council, the Company may, in light of its needs, have other kinds of stock.

Article 12
Any share issued by the Company has par value, RMB one yuan per share.

Article 13
With the approval of the State Council's securities regulatory authority, the Company may issue shares to domestic investors and overseas investors.

The overseas investors mentioned in the previous paragraph refer to the investors of a

foreign country or the regions of Hong Kong, Macao and Taiwan, who subscribe for the Company's shares; The domestic investors mentioned in the previous paragraph refer to the investors of the People's Republic of China who subscribe for the Company's shares, not including those of the regions mentioned above.

Article 14
The shares issued by the Company to domestic investors and subscribed in Renminbi are referred to as domestic capital shares while the shares issued by the Company to overseas investors and subscribed in a foreign currency are referred to as foreign capital shares. The overseas capital shares listed overseas are referred to as overseas-listed foreign capital shares.

Article 15
Subject to the company examination & approval authority delegated by the State Council, the Company may issue a maximum of [number of shares] ordinary shares. It may issue [number of shares] shares to initiators at its establishment, which account for [percentage] percent of the total number of ordinary shares.

Article 16
The [number of shares] ordinary shares issued by the Company after its incorporation, including [number of shares] to [number of shares] overseas-listed foreign capital shares, which account for [percentage] per cent of the total number of ordinary shares that the Company is allowed to issues, and [number of shares] domestic capital shares issued to the public.

The composition of the capital stock of the Company: [number of shares] ordinary shares, including [number of shares] shares held by incorporators, [number of shares] held by domestic capital shareholders and [number of shares] held by overseas-listed foreign capital shareholders.

Article 17
The board of directors may make respective arrangements to carry out the plans of the Company to issue overseas-listed foreign capital shares and to issue domestic capital shares that have been approved by the securities regulatory authority of the State Council.

The Company may carry out the plans mention in the previous paragraph to issue overseas-listed foreign capital shares and domestic capital shares within 15 days from the date of approval by the State Council Securities Commission.

Article 18
If the company issues both overseas-listed foreign capital shares and domestic capital shares among the total number of shares stipulated in the issue plan, it shall issue all the shares once; however, if it is cannot raise all the equity capital through one issue,

it is allowed to issue shares through several issues upon the approval of the State Council Securities Commission.

Article 19
The registered capital of the Company is RMB [amount of capital] Yuan.

Article 20
The Company may increase its capital in light of the need of the business and growth according to the relevant provisions of the Articles of Association.

The Company may increase its capital in the following ways:
(1) issuing new shares to non-specified investors;
(2) allocating new shares to the existing shareholders;
(3) distributing new shares to the existing shareholders;
(4) other means permitted by the law and administrative regulation.

The Company's intention to increase its capital and issue new shares shall be ratified by the Articles of Association. Then the procedures provided by the applicable law and administrative regulation shall be followed.

Article 21
Unless otherwise stipulated by the applicable law and administrative regulation, the Company's shares can be freely transferred without any lien attached.

Chapter 4 Reducing Capital & Redeeming Shares

Article 22
The Company may reduce its registered capital according to the Articles of Association.

Article 23
When the Company reduces its registered capital, it must prepare the balance sheet and list of assets.

The Company shall inform the creditors of the capital reduction within ten days from the date when the resolution on capital reduction is passed and shall put the announcement on newspaper at least three times within 30 days. The creditors have the right to claim the debts or ask for corresponding guarantee of liquidation within 30 days from receiving the advice or 90 days from the date of the first announcement if the advice is not received.

The registered capital after the reduction cannot be less than the minimum amount required by law.

Article 24

The Company may redeem its issued shares after passing the procedures required by the Articles of Association and getting the approval of the competent authority of the government in the following cases.

(1) canceling shares to deduce the capital of the Company;
(2) merging with other companies that holding the shares of the Company;
(3) other cases permitted by the law and administrative regulation.

Article 25
With the approval of the competent authority of the government, the Company may redeem its shares in one of the following ways:

(1) offering to redeem a number of shares of the same proportion to all the shareholders;
(2) redeeming the shares through open market transaction at the stock exchange;
(3) redeeming the shares outside the stock exchange by means of agreement.

Article 26
If the Company intends to redeem the shares outside the stock exchange by means of agreement, it shall be ratified by the shareholders' meeting according to the Articles of Association. With the ratification of the shareholders in the same way, the Company may cancel or amend a signed contract in the way mentioned above or waive any right in the contract.

The stock redemption contract mentioned in the previous paragraph includes but is not limited to an agreement expressing willingness to buy back the obligation for the redeemed shares and to obtain the right of the redeemed shares.

The Company may not transfer the stock redemption contract or any right stipulated in the contract.

Article 27
When the Company have redeemed the shares according to law, it shall cancel the registration of these shares and apply for registered capital alteration registration with the company registration authority within the period stipulated by law and administrative regulation.

The total par value of the cancelled shares shall be deducted from the registered capital of the Company.

Article 28
If the Company is to go public in Hong Kong, it shall include the following contents in this Articles of Association:

Unless the Company is in the process of liquidation, the Company shall follow the following rules when redeeming its issued shares:

(1) If the Company redeems the shares at the price of the par value, the payment shall be deducted from the book balance of distributable profit, the revenue of new shares issued to redeem the old shares;

(2) If the Company redeems the shares at a price higher than the par value, the part that corresponds to the total par value shall be deducted from the book balance of distributable profit, the revenue of new shares issued to redeem the old shares while the part exceeding the par value shall be dealt with in the following ways:

a. if the redeemed shares are issued at the price of the par value, the exceeding part shall be deducted from the book balance of distributable profit;

b. if the redeemed shares are issued at a price higher than the par value, the exceeding part shall be deducted from the book balance of distributable profit, the revenue of new shares issued to redeem the old shares; however, the amount deducted from the revenue of new shares issued cannot exceed the total premium of the redeemed shares when issued or the amount (including the premium of new shares issued) of the premium account (or capital public reserve account) of the Company at the time of redemption.

(3) The money spent by the Company for the following purposes shall come from the distributable profit of the Company:
a. obtaining the right to redeem the shares;
b. amending the stock redemption contract;
c. canceling its obligation in the redemption contract.

(4) After the total par value of the shares cancelled is deducted from the registered capital of the Company, the amount deducted from the distributable profit for the purpose of redeeming the par value part shall be entered into the Company's premium account (or capital public reserve account).

Chapter 5 Financial Support for Purchasing the Company's Shares

Article 29
Neither the Company nor any of its subsidiaries may, at any time, in any form, give any financial support to any person who buys or is going to buy the Company's shares. The person who buys the Company's shares includes the person who directly or indirectly bear obligation because of buying the Company's shares.

Neither the Company nor any of its subsidiaries may, at any time, in any form, give any financial support to any person abovementioned to reduce or eliminate his/her

obligation.

This article does not apply to the case described in Article 31 hereof.

Article 30

The financial support used in this chapter includes but is not limited to:

(1) giving a present;
(2) guarantee (including guarantor bearing the responsibility or offering property to ensure the obligor's fulfillment of the obligation), compensation (excluding the compensation due to the fault of the Company), release or waive rights;
(3) providing a loan or signing a contract stipulating that the Company will fulfill its obligation before the other party, the change of the party to this loan or contract and the transfer of the right specified in the contract;
(4) offering financial support in other ways when the Company is insolvent, has no net assets or the financial support will lead to substantial decrease of the net assets.

The expression "bear obligation" used in this chapter including the obligation borne by the obligor because of signing a contract or making an arrangement (not matter whether this contract or arrangement in enforceable and the obligation is to be borne by him alone or jointly by him and any other person), or because of his financial standing has changed in any other way.

Article 31

The following acts are not deemed as the acts prohibited by Article 29:
(1) The Company provides financial support honestly in the interest of the Company, and the main purpose of the financial support is not buying the Company's shares, or the financial support is part of a general plan of the Company;
(2) The Company distributes its assets as dividends under law;
(3) The Company distributes its dividends in the form of shares;
(4) The Company, pursuant to the Articles of Association, reduces its registered capital, redeems the shares, change the structure of the shares, etc.;
(5) The Company, within its business scope, provide loans for its normal business activities (without leading to the decrease of the net assts of the Company, or with the financial support coming from the distributable profit of the Company even if it leads to the decrease of the net assets of the Company);
(6) The Company provide money for the employees share-holding plan ((without leading to the decrease of the net assts of the Company, or with the financial support coming from the distributable profit of the Company even if leads to the decrease of the net assets of the Company).

Chapter 6 Shares & Shareholders' Register

Article 32
The shares of the Company are registered shares.

Issues indicated on the Company's share certificate shall include those required by the stock exchange where the Company is listed as well as those required by the Company Law.

Article 33
The share certificate shall be signed by the chairman of the board. If the stock exchange where the Company is listed requires the signatures of other officials of the Company, the share certificate shall also be signed by such officials. The share certificate shall bear the official seal of the Company or have the official seal printed on it before it becomes valid. The signature of the chairman of the board or other officials of the Company may also be printed on the share certificate.

Article 34
The Company shall keep a shareholders' register that records the following information:

(1) Name, address (residence), occupation or nature of each shareholder;
(2) Type & number of shares held by each shareholder;
(3) Money paid or due for the shares held by each shareholder;
(4) Serial numbers of shares held by each shareholder;
(5) Dates when a shareholder is registered as a shareholder;
(6) Dates when a shareholder stops being a shareholder;

The Shareholders' Register is ample evidence that a shareholder holds shares of the Company unless there is opposite evidence.

Article 35
According to the understanding and agreement reached between the securities regulatory authority of the State Council and the overseas securities regulatory authority, the Company may store its overseas-listed foreign capital shareholders' register at an overseas location and place it in the custody of an overseas agent. The Company shall store the duplicate of the overseas-listed foreign capital shareholders' register at the registered address of the Company; the entrusted overseas agent shall ensure the identity between the original and the duplicate of the overseas-listed foreign capital shareholders' register.

If the original and the duplication of the overseas-listed foreign capital shareholders' register is no consistent, the original shall prevail.

Article 36

The Company shall keep a complete shareholders' register.

The shareholders' register shall include the follows parts:

(1) the shareholders' register stored at the registered residence of the Company, apart from the registers defined in (2) (3) of this article;
(2) the overseas-listed foreign capital shareholders' register stored at the locality of the overseas stock exchange where the Company is listed;
(3) the shareholders' register that the board of directors determines to store at another place for listing of shares.

Article 37

The different parts of the shareholders' register shall not overlap. The transfer of shares registered in one part of the shareholders' register, shall not, during the term of the registration, be registered in other parts of the shareholders' register.

Revision or correction of each part of the shareholders' register shall be made according to the law of the locality where it is stored.

Article 38

No alteration registration due to the transfer of shares shall be registered within 30 days before the shareholders' meeting or 5 days before the base date for dividends distribution.

Article 39

When the Company convenes the shareholders' meeting, distributes dividends, liquidates, or conducts any other act that needs the confirmation of ownership of shares, the board of directors will decide a certain date is the share ownership confirmation date. The shareholders recorded in the register at the conclusion of the share ownership confirmation date are the Company's shareholders.

Article 40

Any person who has an objection to the shareholders' register, demanding that his/her name be registered on or deleted from the shareholders' register, may file an application to the court with jurisdiction to modify the shareholders' register.

Article 41

If any shareholder registered on the shareholders' register or any person demands that his/her name be registered on the shareholders' register loses his/her share certificates (that is the original "share certificates"), he/she can apply to the Company for the reissue of new share certificates for the shares (that is "the relevant shares").

Article 150 of the Company Law shall be followed if a domestic capital shareholder loses his/her share certificates and applies for the reissue of new share certificates.

The law of the locality where the original overseas-listed foreign capital shareholders' register is stored, the regulation of the stock exchange or other applicable regulations shall be followed if an overseas-listed foreign capital shareholder loses his/her share certificates and applies for the reissue of new share certificates.

If an overseas-listed foreign capital shareholder of a company that is listed in Hong Kong loses his/her share certificates and applies for the reissue of new share certificates, the reissue shall meet the following requirements:

(1) The applicant shall submit the application in the standard form specified by the Company together with a notarial certificate or a legal declaration, which shall include the reason for the application, circumstances and evidence of losing the share certificates and a statement that no other person may demand being registered as a shareholder owning the shares in question.

(2) Before the Company decides to reissue new share certificates, it receives no statement from anybody other than the applicant demanding his/her being registered as the holder of such shares.

(3) When the Company decides to reissue new share certificates to the applicant, it shall put on announcement in newspapers or magazines specified by the board of directors, stating that it is going to reissue new share certificates. The announcement period is 90 days with the announcement repeated at least once every 30 days.

(4) Before putting on the announcement of the reissue of new share certificates, the Company shall submit a copy of the announcement to be published to the stock exchange where it is listed. After receiving the reply of the stock exchange confirming that the announcement has been posted in the stock exchange, the Company can have the announcement published. The announcement will be displayed in the stock exchange for 90 days.

If the application for the reissue of new share certificates is not agreed by the registered shareholder of the relevant shares, the Company shall mail the photocopy of the announcement to be published to the said shareholder.

(5) The announcement or display stipulated in (3) and (4) of this article will last for 90 days. If the Company receives no objection to the reissue of new share certificates, the Company may reissue new share certificates according to the application of the applicant.

(6) When the Company reissues new share certificates, it shall cancel the original share certificates immediately and record the cancellation together with the reissue

on the shareholders' registers.

(7) All the cost incurred by the Company in canceling the original share certificate and reissuing new share certificates shall be covered by the applicant. Before the applicant provides reasonable guarantee, the Company has the right to refuse to take any action.

Article 42
After the Company reissue new share certificates according to the Articles of Association, the name of the bona fide buyer of the said new share certificates or the shareholder (if a bona fide buyer) that is recorded to be the owner of the shares cannot be deleted from the shareholders' register.

Article 43
The Company is not liable for compensating anybody who suffers loss owing to the cancellation of original share certificates or reissue of new share certificates unless he/she can prove that the Company has been fraudulent.

Chapter 7 Shareholders' Rights and Obligations

Article 44
Shareholders of the Company refer to the people holding the Company's shares legally and having their names recorded on the shareholders' register.

A shareholder enjoys rights and bears obligations according to the kinds and number of shares he/she holds. Shareholders holding the same kind of shares enjoy the same rights and bear the same obligations.

Article 45
The Company's shareholder holding ordinary stocks enjoys the following rights:
(1) to receive dividends and other benefits on the shares he/she holds;
(2) to attend or appoint his/her proxy to attend shareholders' meeting and excise the right to vote;
(3) to monitor and manage the business operation of the Company, to put forward proposals or inquiries;
(4) to transfer his/her shares according to law, administrative regulation or the Articles of Association of the Company;
(5) to receive relevant information according to the Articles of Association of the Company including:
a. to receive the Articles of Association of the Company after paying the cost of it.
b. To have the right, after paying reasonable cost, to examine and make photocopies of the following:
(a) all the shareholders' register;
(b) personal data of the Company's directors, supervisors, managers and other

officials, including their:

(i) current and previous name and alias;
(ii) main address (residence);
(iii) nationality;
(iv) occupation and position of full-time job and all the part-time jobs;
(v) identity certificate and its number

(c) the status of the Company's capital stock;
(d) the report stating the total par value, number, highest price and lowest price in the Company's redemption of every kind of its shares in the last accounting year and the total amount of money the Company paid for the redemption.
(e) The minutes of the shareholders' meeting.

(6) To participate in the distribution of the remaining assets of the Company with the shares he/she holds when the Company winds up or is liquidated.

(7) Other rights granted by law, administrative regulation or the Articles of Association of the Company.

Article 46

Any shareholder holding ordinary stock of the Company shall bear the following obligations:

(1) to observe the Articles of Association of the Company;
(2) to pay the money for the share he/she has subscribed for according to the form of contribution;
(3) Other rights stipulated by law, administrative regulation or the Articles of Association of the Company.

Apart from the terms the subscriber agrees with at the time of subscription, the shareholder is not responsible for making further investment of capital stock.

Article 47

Apart from the obligations stipulated by law, administrative regulation and the listing regulation of the stock exchange where the Company is listed, the holding shareholder, during its exercise of his/her rights as a shareholder, shall not, because of the exercise of his/her voting power, lead to decisions that harm all or some of the shareholders in the following respects:

(1) to relieve directors or supervisors of the responsibility to behave honestly for the maximum benefit of the Company;
(2) to permit directors or supervisors to deprive the Company of its asset (for their own benefit or other persons' benefit), including (but not limited to) any distributing right, voting right, excluding the Company's restructuring passed by the shareholders' meeting according to the Articles of Association.

Article 48

The holding shareholder mentioned in the previous article refers to one that satisfies any one of the following conditions:

(1) he/she can elect more than half of the directors when acting alone or acting with others;
(2) he/she can exercise no less than 30% of the voting power of the Company or can control no less than 30% of the voting power of the Company when acting alone or acting with others;
(3) he/she owns no less than 30% of the issued shares of the Company when acting along or acting with others;
(4) he/she virtually controls the Company when acting along or acting with others;

Chapter 8 Shareholders' Meeting

Article 49

The shareholders' meeting is the power body of the Company and exercise its rights under law.

Article 50

The shareholders' meeting exercises the following rights.

(1) to decide the Company's business policy and investment plans;
(2) to elect and change directors and decide the directors' remunerations;
(3) to elect and change supervisors acted by directors and decide the supervisors' remunerations;
(4) to examine and approve the reports of the board of directors;
(5) to examine and approve the reports of the board of supervisors;
(6) to examine and approve the annual financial plan of budget and final accounts of the Company;
(7) to examine and approve the profit distribution plan and loss make-up plan of the Company;
(8) to make decision on the addition or reduction of the registered capital of the Company;
(9) to make decision on such issues as the merging, division, dissolution and liquidation of the Company;
(10) to pass resolution on the issue of corporate bonds;
(11) to pass resolution on hiring or dismissing a certified public accountants office or not renewing the contract with the certified public accountants office;
(12) to revise the Articles of Association;
(13) to examine the proposal made by shareholders representing no less than 5% of the voting shares of the Company;
(14) to decide other issues that, according to law, administrative regulation or the Articles of Association, shall be decided by the resolution of the shareholders' meeting.

Article 51

Unless ratified by the shareholders' meeting, the Company may not sign a contract with anybody other than the directors, supervisors, manager or other officials whereby the Company entrusts this person to be responsible for the management of all or important business of the Company.

Article 52

The shareholders' meeting is classified into annual shareholders' meeting and contingent shareholders' meeting. The annual shareholders' meeting, held once every year, shall be convened within 6 months after conclusion of the previous accounting year.

The board of directors shall convene a contingent shareholders' meeting within two months in any of the following cases:

(1) the number of the directors does reach the number required by the Company Law or two thirds of the number required by the Articles of Association;
(2) the loss that has not been made up reaches one third of the total capital stock of the Company;
(3) shareholders representing no fewer than 10% of the voting shares issued call for a contingent shareholders' meeting in writing;
(4) the directors think it necessary to hold a contingent shareholders' meeting or the supervisors call for it.

Article 53

Before holding a shareholders' meeting, the Company shall send a written notice 45 days in advance, informing every registered shareholder of the issues on the agenda as well as the date and place of the meeting. Shareholders that are going to attend the meeting shall send their reply of attending the meeting to the Company 20 days in advance of the meeting date.

Article 54

At the annual shareholders' meeting, shareholders owning no fewer than 5% of the total voting shares of the Company may make a new proposal in writing. The Company shall include the items of the proposal that lie in the responsibility of the shareholders' meeting in the agenda of the meeting.

Article 55

Based on the written replies received 20 days before the shareholders' meeting, the Company will calculate the number of voting shares represented by the shareholders planning to attend the shareholders' meeting. When the voting shares represented by the shareholders planning to attend the meeting reach half of the total voting shares of the Company, the Company may convene a shareholders' meeting. Otherwise, the

Company shall inform shareholders in the form of public announcement of the issues on the agenda, date and place of the meeting within 5 days. Having given the public announcement, the Company may convene the shareholders' meeting.

A contingent shareholders' meeting shall not decide any item that is not indicated in the announcement.

Article 56

The notice of the shareholders' meeting shall meet the following requirements:

(1) It is given in writing;

(2) The place, date and time of the meeting are indicated;

(3) The items on the agenda are listed.

(4) Information and explanation are provided for the shareholders about the items to be discussed necessary for coming to sensible decisions; this principle applies to (but not limited to) providing the detailed terms and contract (if any) and explaining the cause and consequence when the Company proposes merger, redemption of shares, recomposition of capital stock or other restructuring;

(5) If any director, supervisor, manager or any other official has significant interests in the issue to be discussed, the nature and extent of the interests shall be disclosed; if the influence of an issue to be discussed on the said director, supervisor, manager or any other official as a shareholder is different from the influence on other shareholders of the same class, the difference shall be explained;

(6) The full text of any special resolution to be passed at the meeting shall be provided;

(7) It is explained through obvious wording that a shareholder entitled to attend the meeting and vote may appoint one or more proxies to attend the meeting and vote on his/her behalf; the proxy does not have to be a shareholder;

(8) Where and when to serve the Proxy shall be indicated.

Article 57

The notice of the shareholders' meeting shall be send to the shareholders (no matter whether a shareholder has vote right at the shareholders' meeting or not) by a messenger or postage-paid mail. The address of the recipient shall be the address recorded on the shareholders' register. For the domestic capital shareholders, the notice of shareholders' meeting may take the form of announcement.

The announcement mentioned in the previous paragraph shall be published on one or several newspapers or magazines specified by the securities regulatory authority of the State Council during the period from 45 days before the meeting to 50 days before it. Once the announcement is published, all the domestic capital shareholders are deemed to have received the notice of the shareholders' meeting.

Article 58

If the notice is not sent to persons who have the right to receive the notice or the

persons do not receive the notice owing to accident or omission, the meeting and any resolution passed by the meeting shall not lose their validity.

Article 59

Any shareholder that has the right to attend the shareholders' meeting and vote is entitled to appoint one or several persons (who do not have to be shareholders) to attend the meeting as his/her proxy and vote on his/her behalf. With the appointment of the shareholder, the proxy may exercise the following rights:

(1) the right of the shareholder to speak at the shareholders' meeting;
(2) the right to, individually or jointly with others, demand taking a poll;
(3) the right to vote though showing of hands or taking a poll; however, if the shareholder appoints more than one proxies, they can only vote by taking a poll.

Article 60

A shareholder shall appoint his/her proxy with a written instrument, which shall be signed by the principal or his agent appointed in writing. Where the principal is a corporation, the instrument shall bear the official seal or be signed by a director or a duly authorized agent.

Article 61

The Proxy shall be stored at the registered address of the Company or a place indicated in the notice of the meeting 24 hours in advance of the meeting related to the Proxy or 24 hours in advance of the voting. If the Proxy is signed by a person authorized by the principal, the power of attorney authorizing the signature or any other authorization instrument shall be notarized. The notarized power of attorney or any other authorization instrument shall be stored at the registered address of the Company or a place indicated in the notice of the meeting together with the Proxy.

If the principal is a corporation, the person(s) authorized by its legal representative, board of directors or other decision-making body shall act as its representative at the shareholders' meeting.

Article 62

Whatever the form of Proxy that the board of directors offers the shareholders, the shareholders shall be given freedom to instruct the proxy to vote for or against a proposal and give specific instruction on the issue of every item on the agenda. It shall be indicated on the Proxy that the proxy may vote according to his/her own will if no instruction from the shareholder is available.

Article 63

If the principal has died, lost his/her civil capacity, withdrawn the Proxy, withdrawn the power for executing the Proxy or the shares concerned have been transferred, as long as the written notice of the above acts has not been received before the meeting, the vote made by the proxy according to the Proxy shall be valid.

Article 63

The resolutions passed by the shareholders' meeting are divided into ordinary resolutions and special resolutions.

An ordinary resolution shall be approved by shareholders (including the proxies) who represent more than half of the voting rights of all the shareholders present.

A special resolution shall be approved by shareholders (including the proxies) who represent more than two thirds of the voting rights of all the shareholders present.

Article 65

When a shareholder (including his/her proxy) votes at the shareholders' meeting, he/she exercises his/her voting right with the number of voting shares he/she represents, with one vote for one share.

Article 66

The shareholders meeting shall vote by a showing of hands unless the following people demand taking a poll either before or after the showing of hands.

(1) the chairman of the meeting;
(2) at least two shareholders with vote rights or their proxies;
(3) one or several shareholders (including proxies) individually or jointly holding not fewer than 10% of the voting shares of the Company.

Unless somebody proposes taking a poll, the chairman will announce whether the proposal is passed according to the result of the showing of hands and will have this recorded in the minutes as the ultimate evidence, without the need to prove the number of votes for the proposal and the number of votes against its or their ratio.

The request for taking a poll can be withdrawn by the person initiating this request.

Article 67

If a poll is called for to elect the chairman or suspend the meeting, the poll shall be taken at once; the chairman will decide when to take poll for other issues where a poll is called for. The meeting may proceed to discuss other issues. The result of the poll will be regarded as a resolution passed at the meeting.

Article 68

When a poll is being taken, a shareholder (proxy) with two or more than two voting rights need not cast all the votes for the proposal or against the proposal.

Article 69

whether a showing of hands or a poll, when there is a draw between the objecting

votes and supporting votes, the chairman has the right to cast another vote.

Article 70

The following issues shall be approved by ordinary resolutions of the shareholders' meeting:

(1) the briefings of the board of directors and the board of supervisors;
(2) the profit distribution plan and loss makeup plan prepared by the board of directors;
(3) the dismissal of directors or supervisors as well as their remunerations and means of payment;
(4) the Company's annual budget, final accounting plan, balance sheet, profit statement and other financial statements;
(5) other issues other than those that shall be passed by special resolutions according to law, administrative regulation or Articles of Association of the Company

Article 71

The following issues shall be passed by special resolutions of the Company:

(1) the Company increases, decreases its equity stock, issues any class of stocks, stock subscription certificate or similar securities;
(2) the Company issues bonds;
(3) the Company's division, merger, dissolution and liquidation;
(4) revision of the Articles of Association;
(5) other issues that, according to an ordinary resolution passed by the shareholders' meeting, will have important influence on the Company and needs to be passed by a special resolution.

Article 72

If shareholders call for a contingent shareholders' meeting or a class shareholders' meeting, the following procedures shall be followed:

(1) Two or more than two shareholders jointly holding no fewer than 10% of the voting shares at the meeting to be held may sign a written demand (or several copies of it that are identical in format and contents) proposing to the board of directors that a contingent shareholders' meeting or a class shareholders' meeting be convened and indicating the issues of the meeting. Upon receiving the said written demand, the board of directors shall convene a contingent shareholders' meeting or a class shareholders' meeting as soon as possible. The number of shares just mentioned shall be the number at the date when the written demand is submitted.

(2) If the board of directors does not issue an announcement to assemble the meeting within 30 days after receiving the said written demand, the shareholders raising

the demand can convene the meeting within four months after the board of directors receives the demand. The meeting shall follow a procedure that is closest to the procedure the board of directors goes through in convening a shareholders' meeting.

If the shareholders convene the meeting by themselves as the board of directors fails to convene the meeting as requested, their reasonable cost shall be borne by the Company and will be deducted from the money due to be paid by the Company to the negligent director(s).

Article 73
The shareholders' meeting shall be convened by the chairman of the board who will act as the chairman of the meeting. If the chairman of the board cannot attend the meeting, the vice chairman of the board shall convene the meeting and act as the chairman of the meeting. If neither the chairman of the board nor the vice chairman of the board can attend the meeting, the chairman of the board can appoint a director to convene the meeting and act as chairman of the meeting. If the shareholders cannot elect the chairman of the meeting for any reason, the shareholder (shareholder's proxy) holding the most voting shares present shall be the chairman of the meeting.

Article 74
The chairman of the meeting is responsible for deciding whether a resolution has been passed. His decision is final and will be announced at the meeting and recorded in the minutes.

Article 75
If the chairman of the meeting has any doubt about the voting result of a proposal put to vote, he/she can count the votes; if the chairman has not counted the votes, any shareholder (proxy) present who has objection to the result announcement by the chairman has the right to demand a count of the votes right after the result is announced. The chairman shall count the votes at once.

Article 76
If votes are counted at the shareholders' meeting, the result of the count will be recorded in the minutes.

The minutes together with the signature register of the shareholders present and the Proxies shall be stored at the registered address of the Company.

Article 77
Shareholders can review for free the photocopies of the minutes during the office hours of the Company. If any shareholder asks the Company to give him/her a photocopy of the minutes, the Company shall send the photocopy within 7 days after receiving the reasonable fee.

Chapter 9 Special Voting Procedure of Class Shareholders

Article 78

Shareholders holding different classes of shares are class shareholders.

Class shareholders enjoy rights and bear obligation according to law, administrative regulation and the Articles of Association of the Company.

Article 79

If the Company intends to alter or revoke the rights of class shareholders, it can do so after this proposal is approved by a special resolution at the shareholders' meeting or meetings of shareholders convened by shareholders to be influenced according to Article 81 and Article 85 hereof.

Article 80

In the following cases, the rights of a certain class shareholders are deemed to be altered or revoked:

(1) The shares of this class are increased or decreased, or another class of shares that enjoy equal or more voting rights, distribution rights or other privileges are increased or decreased;

(2) Part or all of the shares of this class are converted into shares of other classes, or part or all of the shares of other classes are converted into shares of this class or the right to make this kind of conversion is granted;

(3) The right of the shares of this class to obtain dividends or accumulated dividends is revoked or decreased;

(4) The right of the shares of this class to have the priority in obtaining dividends or to have the priority in obtaining distribution of assets during the liquidation of the Company is revoked or decreased;

(5) The right of the shares of this class to convert shares, to make a choice, to vote, to transfer, to have the priority in rationing, and to obtain the bonds of the Company is revoked or decreased;

(6) The right of the shares of this class to collect the due payment of the Company in a specified currency;

(7) A new class is established which enjoys equal or more voting rights, distribution right or other privileges;

(8) Restriction is imposed on the transfer or ownership of the shares of this class, or this restriction is strengthened;

(9) Subscription options for this class or another class or right to convert shares is issued;

(10) The rights and privileges of shares of other classes are increased.

(11) The restructuring plan of the Company constitutes disproportionate share of responsibility among shareholders of different class during the restructuring;

(12) The articles of this chapter hereof are amended or revoked.

Article 81

The class shareholders influenced, no matter whether they have voting right at the original shareholders' meeting, they have voting rights in issues connected with Article 80 (2) through (8), (11), and (12). However, shareholders who have interests in the issue have no voting rights at the class shareholders' meeting.

The meaning of "shareholders who have interests in the issue" in the previous paragraph is as follows:

(1) When the Company sends an offer to every shareholder to redeem its shares in the same proportion or redeems its shares through open market transaction at the stock exchange, "shareholders who have interests in the issue" refer to the holding shareholders defined in Article 48 hereof;
(2) When the Company redeems its shares through agreement outside the stock exchange according to Article 25 hereof, "shareholders who have interests in the issue" refer to shareholders that are related to the agreement;
(3) In the Company's restructuring plan, "shareholders who have interests in the issue" refer to shareholders that bear responsibility at a lower proportion than other shareholders of this class or shareholders that enjoy different interests from other shareholders of this class.

Article 82

A resolution at a class shareholders' meeting can be passed when it is approved by more than two thirds of the voting shares present at the class shareholders' meeting.

Article 83

If the Company intends to convene a class shareholders' meeting, it shall distribute a written notice 45 days in advance to inform every registered shareholder owning shares of this class of the items on the agenda as well as the meeting date and place. Shareholders planning to attend the meeting shall send their written reply of attending the meeting to the Company 20 days before the meeting date.

When the voting shares represented by the shareholders planning to attend the meeting reach half of the total voting shares of this class, the Company may convene a class shareholders' meeting. Otherwise, the Company shall inform shareholders in the form of public announcement of the issues on the agenda, date and place of the meeting within 5 days. Having given the public announcement, the Company may convene the class shareholders' meeting.

Article 84

The notice of the class shareholders' meeting is sent only to the shareholders that have the right to vote at such a meeting.

Class shareholders' meeting shall be convened in a procedure closest to that of a

shareholders' meeting. Articles hereof applicable to the procedure of the shareholders' meeting apply to the class shareholders' meeting.

Article 85

If required by the regulation of the stock exchange where the Company's shares are listed, the Articles of Association of the Company shall include the wording of "apart from shareholders of other classes, domestic capital shareholders and overseas-listed foreign capital shareholders shall be regarded as different classes of shareholders".

The Articles of Association of the Company containing the wording mentioned in the previous paragraph shall also stipulate that "the class shareholders' special voting procedure shall not apply in the following cases: (1) with the approval by a special resolution of the shareholders' meeting, the Company issues domestic capital shares and overseas-listed foreign capital shares either separately or simultaneously, and the number of domestic capital shares to be issued or the number of overseas-listed foreign capital shares to be issued does not exceed 20% of the shares already issued of the same class; (2) the Company's plan to issue domestic capital shares and overseas-listed foreign capital shares at its incorporation is fulfilled within 15 months from the date of approval by the State Council Securities Commission."

Chapter 10 Board of Directors

Article 86

The Company will set up its board of directors, which comprises of [number] directors. There will be a chairman of the board, [number] vice chairman/chairmen and [number] directors.

Article 87

Directors, who are elected by the shareholders' meeting, serve for a term of [number] years. A director can be reelected and serve another term after the current term expires.

The chairman and vice chairman of the board shall be elected and dismissed by the majority of the directors. The chairman and vice chairman of the board serve for a term of [number]. They can be reelected and serve another term after the current term expires.

One does not need to hold the Company's shares to qualify as a director.

Article 88

The board of directors, which is responsible to the shareholders' meeting, performs the following functions and powers:

(1) to convene shareholders' meeting and present briefing at the shareholders' meeting.

(2) to carry out the resolutions of the shareholders' meeting;
(3) to determine the business guidelines and investment plans of the Company;
(4) to formulate the annual financial plan of budget and final accounts of the Company;
(5) to formulate the profit distribution plan and loss make-up plan of the Company;
(6) to formulate plan concerning the addition or reduction of the registered capital of the Company as well as the plan concerning the issue of corporate bonds;
(7) to formulated plans of merging, division or dissolution of the Company;
(8) to determine the organization of the internal departments of the Company;
(9) to appoint or dismiss the Company's manager and, at the nomination of the manager, to appoint or dismiss deputy manger and financial officer of the Company and to determine their remunerations;
(10) to formulate the basic management policy of the Company;
(11) to amend the Articles of Association of the Company.

Apart from (6), (7) and (11) that shall be approved by more than two thirds of the directors, other issues listed above can be passed if half of the directors vote for them.

Article 89
When the board of directors is in the process of disposing fixed assets, if the sum of the forecast value of the fixed assets to be disposed of and the value of the fixed assets that have already been disposed of during the four months before the current proposal of disposal exceeds 33% of the fixed assets shown on the latest balance sheet examined by the board of directors, the board of directors is not allowed to dispose of or agree to dispose of the fixed assets in question before approved by the shareholders' meeting.

Disposal of fixed assets said in this article includes acts to transfer some asset interests, but does no include acts to provide guarantee with fixed assets.

The validity of the transaction whereby the Company disposes of its fixed assets shall not be influenced by the violation of the first paragraph of this article.

Article 90
The chairman of the board of directors performs the following functions and powers:

(1) to preside shareholders' meeting and to convene and preside board meetings;
(2) to inspect the implementation of resolutions of the board meetings;
(3) to sign securities issued by the Company;
(4) other functions and powers granted by the board of directors.

When the chairman is not in the position to perform his/her functions and powers, he/she may appoint the vice chairman of the board to act in his/her position.

Article 91
The board meeting, convened by the chairman of the board, shall be held at least twice every year. The chairman of the board shall advise every director [number] days in advance. In the case of emergency, a contingent board meeting may be held at the proposal of over [number] directors or the manager of the Company.

Article 92
The notice of a board meeting or a contingent board meeting shall be given in the following form: [specific form of notice]; the period of notice is [specific period of notice].

Article 93
Every director can cast one vote. Any resolution of the board meeting shall be passed by more than half of the directors.

When there is a draw, the chairman of the board has the right to cast another vote.

Article 94
Every director shall attend the board meeting personally. If a director cannot attend the meeting personally, he/she may appoint another director with a written power of attorney to attend the meeting. The power of attorney shall specify the range of power granted.

The director thus authorized shall exercise the right of that director within the power granted. Where a director does not attend a board meeting, nor does he/she appoint any representative to attend it, he/she is deemed to have waived the right to vote at that meeting.

Article 95
Decisions made at the board meetings shall be recorded in the minutes, which every director present as well as the recorder shall sign. The directors shall be responsible to the resolutions approved by the board meeting. Where a resolution of the board meeting violates law, administrative regulations or the Articles of Association of the Company and causes serious loss to the Company, the directors having participated in the voting of the resolution shall be responsible for make up the loss of the Company; however, if a director has expressed his/her objection during the voting and his/her objection is recorded in the minutes, this director is relieved of the responsibility.

Chapter 11 Secretary of the Board of Directors

Article 96
There will be a secretary of the board of directors, who is an official of the Company.

Article 97
The secretary of the board of directors, appointed by the board of directors, shall be a

natural person with necessary professional expertise and experience. The main responsibility of the secretary of the board of directors is as follows:

(1) to ensure that the Company has complete organizational documentation and records;
(2) to ensure that the Company legally prepares and submits reports and documents as required by the authorities;
(3) to ensure that the shareholders' register is properly established and that persons entitled to receive the relevant records and documents of the Company can receive these records and documents in due time.

Article 98
A director or any other official of the Company can act as the secretary of the board of directors. A certified public accountant of the certified public accounts office hired by the Company may not act as secretary of the board of directors.

Where a director acts as the secretary of the board of directors, if an act shall be performed by the director and the secretary of the board of directors separately, the person who concurrently acts as director and secretary of the board of directors may not perform the act in dual identity.

Chapter 12 Manager

Article 99
There will be one manager, who is appointed or dismissed by the board of directors.

Article 100
The manager of the Company, who is responsible to the board of directors, performs the following functions and powers:

(1) to be in charge of the everyday business management, coordinate the implementation of the resolution of the board of directors;
(2) to coordinate the implementation of the annual operation plan and investment plan of the Company;
(3) to prepare the plan of organization of departments of the Company;
(4) to prepare the basis management policy of the Company;
(5) to formulate the basic rules and regulations of the Company;
(6) to propose to appoint or dismiss the deputy manager and financial officer;
(7) to appoint or dismiss managing personnel other than those that shall be appointed or dismissed by the board of directors;
(8) other functions and powers granted by the Articles of Association and the board of directors.

Article 101
The manager attends the board meeting; the manager who is not a director is not

allowed to vote at the board meeting.

Article 102
When performing his/her functions and powers, the manager shall observe law, administrative regulation and the Articles of Association and fulfill the obligation of showing good faith diligence.

Chapter 13 Board of Supervisors

Article 103
The Company will set up the board of supervisors.

Article 104
The board of supervisors comprises [number] persons, one of them acting as the chairman of the board of supervisors. A supervisor serve for a term of [number] years and may be reelected and serve another term.

Article 105
The board of supervisors is constituted by [number] representatives of shareholders and [number] representatives of employees of the Company. The representatives of shareholders shall be elected and dismissed by the shareholders' meeting while the representatives of employees by employees of the Company in a democratic way.

Article 106
Any director, the manager or the financial officer of the Company may not act concurrently as supervisor.

Article 107
The board of supervisors shall meet at least [number] times every year. The meeting of the board of supervisors shall be presided by the chairman of the board of supervisors.

Article 108
The board of supervisors, which is responsible to the shareholders' meeting, performs the following functions and powers under law:

(1) to examine the finance of the Company;
(2) to check the directors, the manager and other officials for behaviors violating the law, administrative regulation or the Articles of Association of the Company while performing their duties;
(3) to urge the directors, the manager and other officials make corrections when their behaviors are detrimental to the interests of the Company;
(4) to check the financial reports, business reports, and profit distribution plans that the board of directors are going to submit to the shareholders' meeting, and where

there is doubt, to appoint, in the name of the Company, certified public accounts and practicing auditors to check those reports and plans

(5) to initiate contingent shareholders' meeting;
(6) to deal with or sue any director on behalf of the Company;
(7) other functions and powers stipulated in the Articles of Association

The supervisor attends the board meeting as a non-voting attendee.

Article 109
The form of discussion of the board of supervisors is: [specific form]; the voting procedure is: [specific voting procedure].

Article 110
The reasonable cost spent to hire such professionals as lawyers, certified public accountants and practicing auditors when the board of supervisors is performing its functions shall be covered by the Company.

Article 111
When performing functions and powers, the supervisors shall observe law, administrative regulation and the Articles of Association and fulfill the obligation of showing good faith diligence.

Chapter 14 Qualification & Obligation of Director, Supervisor, Manager & Other Official

Article 112
A person may not act as director, supervisor, manager or any other official if:

(1) he/she has no or limited civil capacity; or
(2) he/she was sentenced to imprisonment for conviction of corruption, purpresture, embezzlement or damage of social economic order, and five years has not passed since the expiry of the prison term, or he was deprived of political rights for crime and five years has not passed since the expiry of the prison term; or
(3) he/she used to be director or manger of a company/enterprise that went bankrupt and was liquidated due to poor management and was responsible for the bankruptcy, and three years has not passed since the conclusion of the said bankruptcy and liquidation; or
(4) he/she acted as a legal representative a company/enterprise whose business license was withdrawn due to violation of law and was responsible for the withdrawal, and three years has not passed since the business license of the company/enterprise was withdrawn; or
(5) he/she bears a large sum of outstanding debts; or
(6) he/she is being investigated by the judicial authority for breaking the criminal law and the case has not closed; or

(7) he/she is prohibited to act as head of enterprise according to law or administrative regulation; or
(8) he/she is a non-natural person; or
(9) he/she violated the securities law and regulation according to the judgment of the competent authority and was involved in fraudulent or dishonest behavious, and five years has not pass since the date of such judgment.

Article 113
For a bone fide third person, the validity of the acts of the Company's director, manager, or official shall not be affected by the improperness of their taking the position, the election process or their qualification.

Article 114
Apart from the obligations required by law, administrative regulation or listing regulation of the stock exchange where the Company's shares are listed, the Company's director, manager, or official, while performing their function and powers granted by the Company, shall bear the following obligation for every shareholder:

(1) not to let the Company go beyond the business scope stipulated in the Business License;
(2) to act honestly for the best benefits of the Company;
(3) not, in any form, to deprive the Company of its assets, including (but not limited to) chances beneficial to the Company;
(4) not to deprive any shareholder of his/her individual interests, including (but not limited to) distribution right and voting right, but excluding restructuring the Company approved by the shareholders' meeting according to the Articles of Association.

Article 115
While exercising his/her rights or fulfilling his/her duty, any director, supervisor, manager or other official of the Company shall be responsible for showing the same prudence, diligence and skills as a sensible and prudent person shows in similar situations.

Article 116
While fulfilling his/her duty, any director, supervisor, manager or other official of the Company must act on the principle of good faith and must not put him/herself in a situation where his personal interests may conflict with his/her duty. This principle includes (but is not limited to) fulfilling the following obligations:

(1) to act honestly in the best interests of the Company;
(2) to exercise his/her power within the power granted and not to exceed his/her authority;
(3) to personally exercise the discretion granted to him/her and not be manipulated

by others; not to transfer the discretion granted to him/her unless permitted by law and administrative regulation or ratification of the shareholders' meeting, which is fully-informed;

(4) to fairly treat shareholders owning the same class of shares and shareholder of differently classes;

(5) not to enter into contract, transaction or arrangement with the Company unless otherwise stipulated in the Articles of Association or otherwise ratified by the shareholders' meeting, which is fully-informed;

(6) not to use the Company's assets for self-interest without the ratification of the shareholders' meeting, which is fully-informed;

(7) not to utilize his/her position in accepting bribes or other illegal income, not to misappropriate the assets of the Company, including (but not limited to) chances beneficial to the Company:

(8) not to accept commission connected with deals of the Company without the ratification of the shareholders' meeting, which is fully-informed;

(9) to observe the Articles of Association, to faithfully fulfill his/her duty, to protect the interests of the Company, not to utilize his/her position and power in the Company to pursue self-interest;

(10) not to compete with the Company in any form without the ratification of the shareholders' meeting, which is fully-informed;

(11) not to embezzle the Company's funds or lend the Company's funds to others, not to deposit the Company's funds in bank accounts under his/her name or another person's name, not to provide guarantee for the debts of any shareholder of the Company or any other person with the assets of the Company;

(12) not to disclose any confidential information connected with the Company available to him during his/her office term without the approval of shareholders' meeting, which is fully-informed; not to use such information unless for the benefit of the Company; however, he/she may disclose such information to a law court or the competent authority if:

a. the disclosure is required by law;
b. the disclosure is required by the public good;
c. the disclosure is required by the personal interest of such director, supervisor, manager or official.

Article 117

Any director, supervisor, manager or official of the Company may not instruct the following persons or organizations ("related persons") to do what such director, supervisor, manager or official cannot do:

(1) the spouse or underage children of any director, supervisor, manager or official of the Company;

(2) the trustee of any director, supervisor, manager or official of the Company or persons described in (1);

(3) a partner of any director, supervisor, manager or official of the Company or persons described in (1) and (2);

(4) a company that is virtually under the individual control of any director, supervisor, manager or official of the Company or a company that is virtually under the joint control of any director, supervisor, manager or official of the Company and persons described in (1), (2) and(3) or any other director, supervisor, manager or official of the Company;

(5) any director, supervisor, manager or official of a company under control as described in (4).

Article 118

The obligation of showing good faith borne by any director, supervisor, manager or official of the Company will not necessarily end at the expiration of his/her office term, and his/her obligation to maintain the confidentiality of business secrets of the Company will remain effective after the expiration of his/her office term. The continuation of other obligations, which shall be determined on the principle of equity, depends on the interval between the occurrence of the incidence and his/her leaving the post as well as the question as to in what situation and on what condition his/her relation with Company is terminated.

Article 119

The responsibility borne by any director, supervisor, manager or other official of the Company as a result of violation of a certain obligation may be released by the Shareholders' meeting, which is fully-informed, however the case stipulated in Article 47 hereof is an exemption.

Article 120

If any director, supervisor, manager or other official of the Company has direct or indirect material interests in any contract, transaction or arrangement signed or to be signed, (excluding the employment contract between the Company and any director, supervisor, manager or other official of the Company), he/she shall immediately disclose to the board of directors the nature and extent of the interests no matter whether the issue in question needs the ratification of the board of directors in normal cases.

Unless such interested director, supervisor, manager or official of the Company has made disclosure to the board of directors according to the requirement in the previous paragraph and the board of directors has approved the issue at a meeting where such interested director, supervisor, manager or official of the Company is not counted in the quorum and does not participate in the voting, the Company is entitled to revoke such contract, transaction or arrangement, with the exemption when the other party is bona fide and knows nothing about the violation by such director, supervisor, manager or official of the Company of his/her obligation.

Where the related person of any director, supervisor, manager or other official of the Company has interests in a certain contract, transaction or arrangement, such director, supervisor, manager or other official of the Company will be regarded interested in such contract, transaction or arrangement.

Article 121

If any director, supervisor, manager or other official of the Company, before the company first thinks of entering into a certain contract, transaction or arrangement, submit a notice to the board of directors in writing, stating that, because of the information listed in the notice, they will be interested in the contract, transaction or arrangement that the company will enter into in the future, then such director, supervisor, manager or other official of the Company is deemed, within the boundary indicated in the notice, to have made the disclosure as required in the previous article of this chapter.

Article 122

The Company shall not pay tax for its director, supervisor, manager or any other official of the Company in any form.

Article 123

The Company shall not, directly or indirectly, provide loan or loan guarantee for any director, supervisor, manager or other official of the Company or its parent company or any related person of the persons mentioned above.

The previous paragraph does not apply in the following cases:

(1) the Company provide loan or loan guarantee for its subsidiary;
(2) with the employment contract ratified by the shareholders' meeting, the Company provide loan, loan guarantee or other funds for a director, supervisor, manager or other official of the Company, in order that he/she can pay the cost incurred for the purpose of the company or while he/she performs his/her duty;
(3) if the Company's business scope includes providing loan and loan guarantee, the Company is allowed to provide loan or loan guarantee for any director, supervisor, manager or other official of the Company or his/her related person on normal business conditions.

Article 124

If the Company provides a loan by violating the previous article, the person who receives the loan shall return the loan immediately whatever the conditions of the loan.

Article 125

The loan guarantee that the Company provides by violating the first paragraph of Article 123 shall not be enforced. The previous paragraph does not apply in the

following cases:

(1) the loan provider does not know that he/she is providing a loan to a related person of a director, supervisor, manager or other official of the Company or its parent company;
(2) the guarantee provided by the Company has been sold by the loan provider to a bona fide buyer.

Article 126
The "guarantee" used in the previous article of this chapter includes the act of the guarantor to bear responsibility or provide property to warrant the obligor's fulfillment of his/her obligation.

Article 127
If any director, supervisor, manager or other official of the Company violates the obligation for the Company, apart from the claims and remedial measures as stipulated in law and administrative regulation, the company has the right to take the following measures:

(1) to require such director, supervisor, manager or other official to compensate for the loss to the Company due to his/her breach of duty;
(2) to revoke any contract or transaction between the Company and such director, supervisor, manager or other official and any contract or transaction between the Company and the third person, who is aware and should be aware that the director, supervisor, manager or other official representing the company has violated his/her obligation for the Company;
(3) to require such director, supervisor, manager or other official to hand in the income from his/her violation of obligation;
(4) to claim the money that such director, supervisor, manager or other official receives but should be received by the Company, including (but not limited to) commissions;
(5) to require such director, supervisor, manager or other official to return the interest that has been earned or may have been earned on the money that should have been given to the Company;

Article 128
The Company shall sign, with directors and supervisors of the Company, written contracts on remuneration which have been ratified by the shareholders' meeting. The said "remuneration" includes:

(1) the remuneration for acting as director, supervisor or official of the Company;
(2) the remuneration for acting as director, supervisor or official of a subsidiary of the Company
(3) the pay for providing other services to management of the Company or its

subsidiary;

(4) the compensation for such director or supervisor when he/she loses his post or retires;

Apart from the said contract, any director or supervisor shall not file a lawsuit against the Company on the interests he/she should obtain in the above-mentioned cases.

Article 129

It shall be indicted in the remuneration contract signed between the Company and any director or supervisor of the Company that, when the Company is going to be acquired, the director or supervisor of the Company is entitled to be paid compensation or other money when he/she loses his post or retires under the conditions ratified by the shareholders' meeting. The wording "the Company is going to be acquired" mentioned in the previous sentence means:

(1) someone gives an offer to all the shareholders to acquire the company;
(2) someone gives an offer to acquire for the purpose of becoming a holding shareholder. The definition of "holding shareholder" is the same as that in Article 48 hereof.

Where any director or supervisor does not follow this Article, any money received shall belong to those who accept the said offer and sell their shares. Such director or supervisor shall share the cost of distributing the proceeds pro rata. This cost cannot be deducted from such proceeds.

Chapter 15 Financial & Accounting System & Profit Distribution

Article 130

The company shall set up its financial & accounting system according to law, administrative regulation and China accounting norms formulated by the financial authority of the State Council.

Article 131

The Company shall prepare its financial reports at the end of every accounting year and have them audited and inspected under law.

Article 132

At every annual shareholder's meeting, the board of directors of the Company shall present to the shareholder the financial reports as required by law, administrative regulation, regulatory documents issued by the local government or competent authorities.

Article 133

The financial reports of the Company shall be placed at the Company 20 days in

advance of the annual shareholders' meeting ready for the review of the shareholders. Every shareholder of the Company has the right to obtain the financial reports mentioned in this chapter.

A company listed in Hong Kong shall at least send the said financial reports by postage-paid mail to every overseas-listed foreign capital shareholder, the mail being addressed to the recipient's registered address in the shareholders' register.

Article 134
The financial statements shall be prepared according to the Chinese accounting norm and regulation as well as according to the international accounting norm or that of the locality of listing. If there is material difference in the financial statements prepared according to two accounting norms, this should be indicated in the notes of the financial statements. When the company distributes the after-tax profit of a certain accounting year, the financial statement showing less after-tax profit shall be adopted.

Article 135
The semiannual business result or financial information published or disclosed by the Company shall be prepared according to the Chinese accounting norm and regulation as well as according to the international accounting norm or that of the locality of listing.

Article 136
The Company shall publish two financial reports every accounting year: a semiannual financial report published within 60 days from the end of the first 6 months of the accounting year, and an annual financial report within 120 days from the end of the accounting year.

Article 137
Except the legal account book, the Company may not have any other account book.

Article 138
The capital public reserve includes:

(1) the premiums when shares are issued at prices above the par value;
(2) other income that shall be classified as capital public reserve as required by the financial authority of the State Council.

Article 140
The Company shall appoint a fund receiving agent for the overseas-listed foreign capital shareholder. The fund receiving agent receives dividends on the overseas-listed foreign capital shares and other payment on behalf of the shareholder.

The fund receiving agent appointed by the Company shall meet the requirements of

the law of the locality of listing and the regulation of the stock exchange.

Chapter 16 Hiring CPA Office

Article 141

The company shall hire an independent certified public accountants office that satisfies government regulations to audit the annual report of the company and to review other financial report of the company.

The first certified public accountants office may be hired by the incorporation meeting before the first annual shareholders' meeting. The hire term will terminate at the close of the first annual shareholders' meeting.

Where the incorporation meeting does not exercise the power stipulated in the previous paragraph, the board of directors shall exercise that power.

Article 142

The hire term of the certified public accountants office hired by the company lasts from the end of the current annual shareholders' meeting to the end of the next annual shareholders' meeting.

Article 143

The certified public accountants office hired has the following rights:

(1) to examine the account book, records or vouchers from time to time and to require the directors, manager, or other officials to provide relevant information and explanation;
(2) to require the Company to take all the reasonable measures to obtain from its subsidiary the information and explanation necessary for the certified public accountants office to fulfill its duty;
(3) to attend the shareholders' meeting, to obtain the meeting advice or other information related to the meeting available to any shareholder, to speak about issues concerning its duty as the Company's certified public accountants office at any shareholder's meeting.

Article 144

If the post of the certified public accountants office is vacant, the board of directors may appoint a certified public accountants office to fill the vacancy before the shareholders' meeting. However, during the vacancy, if the company has another hired certified public accountants office, such certified public accountants office can still function.

Article 145

Whatever the terms of the contract between the Company and the certified public accountants office, the shareholders' meeting may dismiss the certified public

accountants office through an ordinary resolution before the expiry of the hire term of the certified public accountants office. If the certified public accountants office makes a claim against the Company because it is dismissed, such right shall not be affected.

Article 146
The pay for the certified public accountants office or the means by which the pay is determined shall be determined by the shareholders' meeting. The pay for the certified public accountants office hired by the board of directors shall be determined by the board of directors.

Article 147
The company's hiring or dismissing the certified public accountants office or no renewal of the contract with the certified public accountants office shall be decided by the shareholders' meeting and shall be filed with the securities authority of the State Council.

Article 148
If the Company dismisses or does not renew the contract with the certified public accountants office, it shall inform the certified public accountants office beforehand. The certified public accountants office has the right to state its opinion at the shareholders' meeting. If the certified public accountants office resigns, it shall make a statement at the shareholders' meeting as to whether the company has improper behaviors.

Chapter 17 Merger & Division

Article 149
For merger or division, the board of directors of the Company shall put forward a scheme. After the schemed passes the procedure as required by the Articles of Association, the Company shall go through the inspection and approval formalities under law. Shareholders objecting to the merger or division scheme have the right to require shareholders supporting the merger or division scheme to buy their shares at a fair price. Resolutions concerning merger or division shall be made into documents for the shareholders to review.

For over-seas listed foreign capital shareholders of a company listed in Hong Kong, the above-mentioned documents shall be sent to the shareholders by mail.

Article 150
Merger of the company can take the form of absorbing merger or newly established merger.

For a merger, parties of the merger shall sign a merger agreement and prepare their balance statements and lists of assets. The Company shall inform the creditors within

10 days from the date of the merger resolution and shall announce on newspaper at least 3 times within 30 days.

After the merger, the creditor's rights and debts of the parties to the merger shall be inherited by the existing company after the merger or the newly established company.

Article 151
When the Company is divided, its assets shall be divided accordingly.

For a division, parties of the division shall sign a division agreement and prepare their balance statements and lists of assets. The Company shall inform the creditors within 10 days from the date of the merger resolution and shall announce on newspaper at least 3 times within 30 days.

Upon the division, the debts of the Company shall be borne by companies after the division according to their agreement.

Article 152
In case of merger or division where the registered items are changed, the Company shall process alteration registration with the registration authority of the Company; in case of dissolution, the company shall process cancellation registration under law; in case of newly established company, the new company shall go through incorporation registration under law.

Chapter 18 Dissolution & Liquidation

Article 153
The company shall be dissolved and liquidated under law if:

(1) the business term expiries; or
(2) the shareholders' meeting passes the resolution of dissolution; or
(3) the Company has to be dissolved because of merger or division; or
(4) the Company is declared bankrupt under law because it is unable to discharge the due debts; or
(5) the Company is ordered to shut up under law because it violates law or administrative regulation;

Article 154
If the Company is dissolved because of (1) or (2) of the previous article, the Company shall form a liquidation team within 15 days, the members of the liquidation team decided by an ordinary resolution of the shareholders' meeting.

If the Company is dissolved because of (4) of the previous article, the people's court will form a liquidation team made up of shareholders, relevant authorities and professionals to conduct the liquidation.

If the Company is dissolved because of (5) of the previous article, the competent authority will a liquidation team made up of shareholders, relevant authorities and professionals to conduct the liquidation.

Article 155

If the board of directors decides to liquidate the company (excluding the liquidation when the company declares bankrupt), it shall state, in the notice for a shareholders' meeting convened for this purpose, that the board of directors has make a thorough investigation of the current condition of the company and believes that the Company is able to discharge all the debts within 12 months after the liquidation starts.

Once the liquidation resolution is passed by the shareholders' meeting, the power of the board of directors will end.

The liquidation team shall follow the instructions of the shareholders' meeting, report at least once a year to the shareholders' meeting about the income and expenditure of the liquidation team, the business of the Company and the progress of the liquidation and shall present a final report at the shareholders' meeting at the end of the liquidation.

Article 156

The creditors shall be informed of the formation of the liquidation team within 10 days from the date of formation. The formation of the liquidation team shall be announced on newspaper at least three times within 60 days. The liquidation team shall register the creditor's rights.

Article 157

The liquidation team exercises the following functions and powers during the liquidation:

(1) sort up the Company's assets, prepare balance sheets and list of assets;
(2) inform the creditors through notice or announcement;
(3) deal with unsettled business of the Company;
(4) pay off the outstanding tax:
(5) to sort up creditor's rights and debts;
(6) to deal with the remaining assets of the Company after discharging the debts;
(7) participate civil actions on behalf of the Company.

Article 158

Having sorted up the assets, prepared the balance sheet and list of assets, the liquidation team shall make out the liquidation scheme, which shall be submitted to the shareholders' meeting or the competent authority for approval.

The Company's assets are liquidated in the following order: [liquidation order].

The remaining assets of the Company after the liquidation process according to the previous paragraph shall be distributed among the shareholders in light of the class and proportion of shares they hold.

During the liquidation, the Company may not undertake new business activities.

Article 159
Where the company is liquidated because of dissolution, if the liquidation team finds, after sorting up the assets and preparing the balance sheet and list of assets, the assets of the Company are not enough to discharge the debts, the Company shall apply to the people's court for bankruptcy immediately.

When the people's court awards that company is bankrupt, the liquidation team shall transfer the liquidation task to the people's court.

Article 160
Upon the conclusion of the liquidation, the liquidation team shall prepare a liquidation report as well as the statement of income & expenditure and account books during the liquidation, which shall be verified by a Chinese certified public accountant and then presented to the shareholder's meeting or the competent authority for verification.

Within 30 days from the date of verification by the shareholder's meeting or the competent authority, the liquidation team shall submit the above-mentioned documents to the Company's registration authority and apply for cancellation of the business registration. Then announcements of the windup of the Company shall be published.

Chapter 19 Revision Procedure of the Articles of Association

Article 161
The Company may revise its Articles of Association according to law, administrative regulation and the stipulations of the Articles of Association of the Company;

Article 162
Where the revision of the Articles of Association is connected with Mandatory Provisions in the Articles of Association of Companies Listed Abroad ("Mandatory Provisions"), the revision will take effect after the approval of the company examination & approval authority delegated by the State Council and the State Council Securities Commission; where the revision is connected with company registration, the Company shall process alteration registration under law.

Chapter 20 Settlement of Dispute

Article 163

Any dispute or claim related to the Company's business on the basis of the right and obligation stipulated by the Articles of Association, law and administrative regulation between any overseas-listed foreign capital shareholder and the Company, between any overseas-listed foreign capital shareholder and the Company's director, supervisor, manager or other official, or between any overseas-listed foreign capital shareholder and any domestic capital shareholder, may be settled by the parties involved in the way stipulated by law and administrative regulation or in the way agreed by the parties, where the securities authority has not reached understanding or agreement with the overseas securities regulatory authority as to the settlement of disputes or claims

A company listed in Hong Kong shall include the following in its Articles of Association:

(1) Any dispute or claim related to the Company's business on the basis of the right and obligation stipulated by the Articles of Association, law and administrative regulation, between any overseas-listed foreign capital shareholder and the Company, between any overseas-listed foreign capital shareholder and the Company's director, supervisor, manager or other official, or between any overseas-listed foreign capital shareholder and any domestic capital shareholder, shall be submitted by the parties involved for arbitration.

    When the foresaid dispute or claim is submitted for arbitration, it shall be the entire claim or dispute; any person who has the same litigation cause or whose participation is needed for the settlement of the claim, if he/she is a shareholder, director, supervisor, manager or other official, shall obey the arbitration award.

    Disputes concerning shareholder's definition and shareholders' register may not be settled in other ways.

(2) The party applying for arbitration may choose China International Economic & Trade Arbitration Commission to arbitrate according to its arbitration rules or choose Hong Kong International Arbitration Center to arbitrate according to its arbitration rules. When the party applying for arbitration has submitted the dispute or claim for arbitration, the other party shall participate in the arbitration at the arbitration organization chosen by the arbitration applicant.

    If the arbitration applicant chooses Hong Kong International Arbitration Center, then either party may request the arbitration to take place in Shenzhen according to the securities arbitration rules of Hong Kong International Arbitration Center.

(3) In the settlement of disputes or claims described in (1) through arbitration, the law of the People's Republic of China applies unless otherwise required by law or

administrative regulation.

(4) The award of the arbitration organization is final and binding on the two parties.

Chapter 21 Appendix

Article 164
The contents required by the Mandatory Provisions to be included in the articles of association of a limited company listed in Hong Kong are unnecessary to be included in the articles of association of a limited company to be listed a region or country other than Hong Kong.

Article 165
For a company listed in Hong Kong, the certified public accounting office used in the Mandatory Provisions means the same as CPA.

Article 166
In the Mandatory Provisions, the parts marked "[ ]" shall be filled in by the Company according to the actual situation and the parts marked "( )" must be included in the articles of association.

RECEIVED
2003 MAY 13 P 1:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

股票发行与交易管理暂行条例
国务院令[1993]第112号
1993年4月22日

现发布《股票发行与交易管理暂行条例》,自发布之日起施行。
总理 李鹏

附件: 股票发行与交易管理暂行条例
第一章 总则
第一条 为了适应发展社会主义市场经济的需要,建立和发展全国统一、高效的股票市场,保护投资者的合法权益和社会公共利益,促进国民经济的发展,制定本条例。
第二条 在中华人民共和国境内从事股票发行、交易及其相关活动,必须遵守本条例。
本条例关于股票的规定适用于具有股票性质、功能的证券。
第三条 股票的发行与交易,应当遵循公开、公平和诚实信用的原则。
第四条 股票的发行与交易,应当维护社会主义公有制的主体地位,保障国有资产不受侵害。
第五条 国务院证券委员会(以下简称"证券委")是全国证券市场的主管机构,依照法律、法规的规定对全国证券市场进行统一管理。中国证券监督管理委员会(以下简称"证监会")是证券委的监督管理执行机构,依照法律法规的规定对证券发行与交易具体活动进行管理和监督。
第六条 人民币特种股票发行与交易的具体办法另行制定。
境内企业直接或者间接到境外发行股票、将其股票在境外交易,必须经证券委审批,具体办法另行制定。

第二章 股票的发行
第七条 股票发行人必须是具有股票发行资格的股份有限公司。
前款所称股份有限公司,包括已经成立的股份有限公司和经批准拟成立的股份有限公司。
第八条 设立股份有限公司申请公开发行股票,应当符合下列条件:
(一)其生产经营符合国家产业政策;
(二)其发行的普通股限于一种,同股同权;
(三)发起人认购的股本数额不少于公司拟发行的股本总额的百分之三十五;
(四)在公司拟发行的股本总额中,发起人认购的部分不少于人民币三千万元,但是国家另有规定的除外;
(五)向社会公众发行的部分不少于公司拟发行的股本总额的百分之二十五,其中公司职工认购的股本数额不得超过拟向社会公众发行的股本总额的百分之十;公司拟发行的股本总额超过人民币四亿元的,证监会按照规定可以酌情降低向社会公众发行的部分的比例,但是最低不少于公司拟发行的股本总额的百分之十;
(六)发起人在近三年内没有重大违法行为;
(七)证券委规定的其他条件。
第九条 原有企业改组设立股份有限公司申请公开发行股票,除应当符合本条例第八条所列条件下,还

(一)发行前一年末,净资产在总资产中所占比例不低于百分之三十,无形资产在净资产中所占比例不高于百分之二十,但是证券委另有规定的除外;

(二)近三年连续盈利。

国有企业改组设立股份有限公司公开发行股票的,国家拥有的股份在公司拟发行的股本总额中所占的比例由国务院或者国务院授权的部门规定。

第十条 股份有限公司增资申请公开发行股票,除应当符合本条例第八条和第九条所列条件外,还应当符合下列条件:

(一)前一次公开发行股票所得资金的使用与其招股说明书所述的用途相符,并且资金使用效益良好;

(二)距前一次公开发行股票的时间不少于十二个月;

(三)从前一次公开发行股票到本次申请期间没有重大违法行为;

(四)证券委规定的其他条件。

第十一条 定向募集公司申请公开发行股票,除应当符合本条例第八条和第九条所列条件外,还应当符合下列条件:

(一)定向募集所得资金的使用与其招股说明书所述的用途相符,并且资金使用效益良好;

(二)距最近一次定向募集股份的时间不少于十二个月;

(三)从最近一次定向募集到本次公开发行期间没有重大违法行为;

(四)内部职工股权证按照规定范围发放,并且已交国家指定的证券机构集中托管;

(五)证券委规定的其他条件。

第十二条 申请公开发行股票,按照下列程序办理:

(一)申请人聘请会计师事务所、资产评估机构、律师事务所等专业性机构,对其资信、资产、财务状况进行审定、评估和就有关事项出具法律意见书后,按照隶属关系,分别向省、自治区、直辖市、计划单列市人民政府(以下简称“地方政府”)或者中央企业主管部门提出公开发行股票的申请;

(二)在国家下达的发行规模内,地方政府对地方企业的发行申请进行审批,中央企业主管部门在与申请人所在地地方政府协商后对中央企业的发行申请进行审批;地方政府、中央企业主管部门应当自收到发行申请之日起三十个工作日内作出审批决定,并抄报证券委;

(三)被批准的发行申请,送证监会复审;证监会应当自收到复审申请之日起二十个工作日内出具复审意见书,并将复审意见书抄报证券委;经证监会复审同意的,申请人应当向证券交易所上市委员会提出申请,经上市委员会同意接受上市,方可发行股票。

第十三条 申请公开发行股票,应当向地方政府或者中央企业主管部门报送下列文件:

(一)申请报告;

(二)发起人会议或者股东大会同意公开发行股票的决议;

(三)批准设立股份有限公司的文件;

(四)工商行政管理部门颁发的股份有限公司营业执照或者股份有限公司筹建登记证明;

(五)公司章程或者公司章程草案;

(六)招股说明书;

(七)资金运用的可行性报告;需要国家提供资金或者其他条件的固定资产投资项目,还应当提供国家有关部门同意固定资产投资立项的批准文件;

(八)经会计师事务所审计的公司近三年或者成立以来的财务报告和由二名以上注册会计师及其所在事务所签字、盖章的审计报告;

(九)经二名以上律师及其所在事务所就有关事项签字、盖章的法律意见书;

(十)经二名以上专业评估人员及其所在机构签字、盖章的资产评估报告,经二名以上注册会计师及其所在事务所签字、盖章的验资报告;涉及国有资产的,还应当提供国有资产管理部门出具的确认文件;

(十一)股票发行承销方案和承销协议;

(十二)地方政府或者中央企业主管部门要求报送的其他文件。

第十四条 被批准的发行申请送证监会复审时,除应当报送本条例第十三条所列文件外,还应当报送下列文件:

(一)地方政府或者中央企业主管部门批准发行申请的文件;

(二)证监会要求报送的其他文件。

第十五条 本条例第十三条所称招股说明书应当按照证监会规定的格式制作,并载明下列事项:

(一)公司的名称、住所;

(二)发起人、发行人简况;

(三)筹资的目的;

行结束后每股预期净资产值,发行费用和佣金;

(五)初次发行的发起人认购股本的情况、股权结构及验资证明;

(六)承销机构的名称、承销方式与承销数量;

(七)发行的对象、时间、地点及股票认购和股款缴纳的方式;

(八)所筹资金的运用计划及收益、风险预测;

(九)公司近期发展规划和经注册会计师审核并出具审核意见的公司下一年的盈利预测文件;

(十)重要的合同;

(十一)涉及公司的重大诉讼事项;

(十二)公司董事、监事名单及其简历;

(十三)近三年或者成立以来的生产经营状况和有关业务发展的基本情况;

(十四)经会计师事务所审计的公司近三年或者成立以来的财务报告和由二名以上注册会计师及其所在事务所签字、盖章的审计报告。

(十五)增资发行的公司前次公开发行股票所筹资金的运用情况;

(十六)证监会要求载明的其他事项。

第十六条 招股说明书的封面应当载明:"发行人保证招股说明书的内容真实、准确、完整。政府及国家证券管理部门对本次发行所作出的任何决定,均不表明其对发行人所发行的股票的价值或者投资人的收益作出实质性判断或者保证。"

第十七条 全体发起人或者董事以及主承销商应当在招股说明书上签字、保证招股说明书没有虚假、严重误导性陈述或者重大遗漏,并保证对其承担连带责任。

第十八条 为发行人出具文件的注册会计师及其所在事务所、专业评估人员及其所在机构、律师及其所在事务所,在履行职责时,应当按照本行业公认的业务标准和道德规范,对其出具文件内容的真实性、准确性、完整性进行核查和验证。

第十九条 在获准公开发行股票前,任何人不得以任何形式泄露招股说明书的内容。在获准公开发行股票后,发行人应当在承销期开始前二个至五个工作日期间公布招股说明书。

发行人应当向认购人提供招股说明书。证券承销机构应当将招股说明书备置于营业场所,并有义务提醒认购人阅读招股说明书。

招股说明书的有效期为六个月,自招股说明书签署完毕之日起计算。招股说明书失效后,股票发行必须立即停止。

第二十条 公开发行的股票应当由证券经营机构承销。承销包括包销和代销两种方式。

发行人应当与证券经营机构签署承销协议。承销协议应当载明下列事项:

(一)当事人的名称、住所及法定代表人的姓名;

(二)承销方式;

(三)承销股票的种类、数量、金额及发行价格;

(四)承销期及起止日期;

(五)承销付款的日期及方式;

(六)承销费用的计算、支付方式和日期;

(七)违约责任;

(八)其他需要约定的事项。

证券经营机构收取承销费用的原则,由证监会确定。

第二十一条 证券经营机构承销股票,应当对招股说明书和其他有关宣传材料的真实性、准确性、完整性进行核查;发现含有虚假、严重误导性陈述或者重大遗漏的,不得发出要约邀请或者要约,已经发出的,应当立即停止销售活动,并采取相应的补救措施。

第二十二条 拟公开发行股票的面值总额超过人民币三千万元或者预期销售总金额超过人民币五千万元的,应当由承销团承销。

承销团由二个以上承销机构组成。主承销商由发行人按照公开竞争的原则,通过竞标或者协商的方式确定。主承销商应当与其他承销商签署承销团协议。

第二十三条 拟公开发行股票的面值总额超过人民币一亿元或者预期销售总金额超过人民币一亿五千万元的,承销团中的外地承销机构的数目以及总承销量中在外地销售的数量,应当占合理的比例。

前款所称外地是指发行人所在的省、自治区、直辖市以外的地区。

第二十四条 承销期不得少于十日,不得超过九十日。

在承销期内,承销机构应当尽力向认购人出售其所承销的股票,不得为本机构保留所承销的股票。

承销期满后,尚未售的股票按照承销协议约定的包销或者代销方式分别处理。

发放成本的费用,并不得限制认购申请表发放数量。

认购数量超过拟公开发行的总量时,承销机构应当按照公开原则,采用按比例配售、按例累退配售或者抽签等方式销售股票。采用抽签方式时,承销机构应当在规定的日期,在公证机关监督下,按照规定的程序,对所有股票认购申请表进行公开抽签,并对中签者销售股票。

除承销机构或者其委托机构外,任何单位和个人不得发放、转售股票认购申请表。

第二十六条 承销机构应当在承销期满后的十五个工作日内向证监会提交承销情况的书面报告。

第二十七条 证券经营机构在承销期结束后,将其持有的发行人的股票向发行人以外社会公众作出要约邀请、要约或者销售,应当经证监会批准,按照规定的程序办理。

第二十八条 发行人用新股票换回其已经发行在外的股票,并且这种交换无直接或者间接的费用发生的,不适用本章规定。

第三章 股票的交易

第二十九条 股票交易必须在经证券委批准可以进行股票交易的证券交易场所进行。

第三十条 股份有限公司申请其股票在证券交易所交易,应当符合下列条件:

(一)其股票已经公开发放;

(二)发行后的股本总额不少于人民币五千万元;

(三)持有面值人民币一千元以上的个人股东人数不少于一千人,个人持有的股票面值总额不少于人民币一千万元;

(四)公司有最近三年连续盈利的记录;原有企业改组设立股份有限公司的,原企业有最近三年连续盈利的记录,但是新设立的股份有限公司除外;

(五)证券委规定的其他条件。

第三十一条 公开发行股票符合前条规定的股份有限公司,申请其股票在证券交易所交易,应当向证券交易所的上市委员会提出申请;上市委员会应当自收到申请之日起二十个工作日内作出审批,确定具体上市时间。审批文件报证监会备案,并抄报证券委。

第三十二条 股份有限公司申请其股票在证券交易所交易,应当向证券交易所的上市委员会送交下列文件:

(一)申请书;

(二)公司登记注册文件;

(三)股票公开发行的批准文件;

(四)经会计师事务所审计的公司近三年或者成立以来的财务报告和由二名以上的注册会计师及其所在事务所签字、盖章的审计报告;

(五)证券交易所会员的推荐书;

(六)最近一次的招股说明书;

(七)证券交易所要求的其他文件。

第三十三条 股票获准在证券交易所交易后,上市公司应当公布上市公告并将本条例第三十二条所列文件予以公开。

第三十四条 上市公告的内容,除应当包括本条例第十五条规定的招股说明书的主要内容外,还应当包括下列事项:

(一)股票获准在证券交易所交易的日期和批准文号;

(二)股票发行情况、股权结构和最大的十名股东的名单及持股数额;

(三)公司创立大会或者股东大会同意公司股票在证券交易所交易的决议;

(四)董事、监事和高级管理人员简历及其持有本公司证券的情况;

(五)公司近三年或者成立以来的经营业绩和财务状况以下一年的盈利预测文件;

(六)证券交易所要求载明的其他事项。

第三十五条 为上市公司出具文件的注册会计师及其所在事务所、专业评估人员及其所在机构、律师及其所在事务所,在履行职责时,应当按照本行业公认的业务标准和首先规范,对其出具文件内容的真实性、准确性、完整性进行核查和验证。

第三十六条 国家拥有的股份的转让必须经国家有关部门批准,具体办法另行规定。

国家拥有的股份的转让,不得损害国家拥有的股份的权益。

第三十七条 证券交易场所、证券保管、清算、过户、登记机构和证券经营机构,应当保证外地委托人与本地委托人享有同等待遇,不得歧视或者限制外地委托人。

第三十八条 股份有限公司的董事、监事、高级管理人员和持有公司百分之五以上有表决权股份的

公司所有。

前款规定适用于持有公司百分之五以上有表决权股份的法人股东的董事、监事和高级管理人员。

第三十九条 证券业从业人员、证券业管理人员和国家规定禁止买卖股票的其他人员,不得直接或者间接持有、买卖股票,但是买卖经批准发行的投资基金证券除外。

第四十条 为股票发行出具审计报告、资产评估报告、法律意见书等文件的有关专业人员,在该股票承销期内和期满后六个月内,不得购买或者持有该股票。

为上市公司出具审认报告、资产评估报告、法律意见书等文件的有关专业人员,在其审计报告、资产评估报告、法律意见书等文件成为公开信息前,不得购买或者持有该公司的股票;成为公开信息后的五个工作日内,也不得购买该公司的股票。

第四十一条 未依照国家有关规定经过批准,股份有限公司不得购回其发行在外的股票。

第四十二条 未经证券委批准,任何人不得对股票及其指数的期权、期货进行交易。

第四十三条 任何金融机构不得为股票交易提供贷款。

第四十四条 证券经营机构不得将客户的股票借与他人或者作为担保物。

第四十五条 经批准从事证券自营、代理和投资基金管理业务中二项以上业务的证券经营机构,应当将不同业务的经营人员、资金、帐目分开。

第四章 上市公司的收购

第四十六条 任何个人不得持有一个上市公司千分之五以上的发行在外的普通股;超过的部分,由公司在征得证监会同意后,按照原买入价格和市场价格中较低的一种价格收购。但是,因公司发行在外的普通股总量减少,致使个人持有该公司千分之五以上发行在外的普通股的,超过的部分在合理期限内不予收购。

外国和香港、澳门、台湾地区的个人持有的公司发行的人民币特种股票和境外发行的股票,不受前款规定的千分之五的限制。

第四十七条 任何法人直接或者间接持有一个上市公司发行在外的普通股达到百分之五时,应当自该事实发行之日起三个工作日内,向该公司、证券交易场所和证监会作出书面报告并公告。但是,因公司发行在外的普通股总量减少,致使法人持有该公司百分之五以上发行在外的普通股的,在合理期限内不受上述限制。

任何法人持有一个上市公司百分之五以上的发行在外的普通股后,其持有该种股票的增减变化每达到该种股票发行在外总额的百分之二时,应当自该事实发生之日起三个工作日内向该公司、证券交易场所和证监会作出书面报告并公告。

法人在依照前两款规定作出报告并公告之日起二个工作日内和作出报告前,不得再行直接或者间接买入或者卖出该种股票。

第四十八条 发起人以外的任何法人直接或者间接持有一个上市公司发行在外的普通股达到百分之三十时,应当自该事实发生之日起四十五个工作日内,向该公司所有股票持有人发出收购要约,按照下列价格中较高的一种价格,以货币付款方式购买股票:

(一)在收购要约发出前十二个月内收购要约人购买该种股票所支付的最高价格;

(二)在收购要约发出前三十个工作日内该种股票的平均市场价格。

前款持有人发出收购要约前,不得再行购买该种股票。

第四十九条 收购要约人在发出收购要约前应当向证监会作出有关收购的书面报告;发出收购要约的同时应当向受要约人、证券交易场所提供本身情况的说明和与该要约有关全部信息,并保证材料真实、准确、完整,不产生误导。

收购要约的有效期不得少于三十个工作日,自收购要约发出之日起计算。自收购要约发出之日起三十个工作日内,收购要约人不得撤回其收购要约。

第五十条 收购要约的全部条件适用于同种股票的所有持有人。

第五十一条 收购要约期满,收购要约人持有的普通股未达到该公司发行在外的普通股总数的百分之五十的,为收购失败;收购要约人除发出新的收购要约外,其以后每年购买的公司发行在外的普通股,不得超过该公司发行在外的普通股总数的百分之五。

收购要约期满,收购要约人持有的普通股达到该公司发行在外的普通股总数的百分之十五以上的,该公司应当在证券交易所终止交易。

收购要约人要约购买股票的总数低于预受要约的总数时,收购要约人应当按照比例从所有预受收购要约的受要约人中购买该股票。

收购要约期满,收购要约人持有的股票达到该公司股票总数的百分之九十时,其余股东有权以同等条

第五十二条 收购要约发出后,主要要约条件改变的,收购要约人应当立即通知所有受要约人。通知可以采用新闻发布会、登报或者其他传播形式。

收购要约人在要约期内及要约期满后三十个工作日内,不得以要约规定以外的任何条件购买该种股票。

预受收购要约的受要约人有权在收购要约失效前撤回对该要约的预受。

第五章 保管、清算和过户

第五十三条 股票发行采取记名式。发行人可以发行簿记券式股票,也可以发行实物券式股票。簿记券式股票名册应当由证监会指定的机构保管。实物券式股票集中保管的,也应当由证监会指定的机构保管。

第五十四条 未经股票持有人的书面同意,股票保管机构不得将该持有人的股票借与他人或者作为担保物。

第五十五条 证券清算机构应当根据方便、安全、公平的原则,制定股票清算、交割的业务规则和内部管理规则。

证券清算机构应当按照公平的原则接纳会员。

第五十六条 证券保管、清算、过户、登记机构应当接受证监会监管。

第六章 上市公司的信息披露

第五十七条 上市公司应当向证监会、证券交易场所提供下列文件:

(一)在每个会计年度的前六个月结束后六十日内提交中期报告;

(二)在每个会计年度结束后一百二十日内提交经注册会计师审计的年度报告。

中期报告和年度报告应当符合国家的会计制度和证监会的有关规定,由上市公司授权的董事或者经理签字,并由上市公司盖章。

第五十八条 本条例第五十七条所列中期报告应当包括下列内容:

(一)公司财务报告;

(二)公司管理部门对公司财务状况和经营成果的分析;

(三)涉及公司的重大诉讼事项;

(四)公司发行在外股票的变动情况;

(五)公司提交给有表决权的股东审议的重要事项;

(六)证监会要求载明的其他内容。

第五十九条 本条例第五十七条所列年度报告应当包括下列内容:

(一)公司简况;

(二)公司的主要产品或者主要服务项目简况;

(三)公司所在行业简况;

(四)公司所拥有的重要的工厂、矿山、房地产等财产简况;

(五)公司发行在外股票的情况,包括持有公司百分之五以上发行在外普通股的股东的名单及前十名最大的股东的名单;

(六)公司股东数量;

(七)公司董事、监事和高级管理人员简况、持股情况和报酬;

(八)公司及其关联人一览表和简况;

(九)公司近三年或者成立以来的财务信息摘要;

(十)公司管理部门对公司财务状况和经营成果的分析;

(十一)公司发行在外债券的变动情况;

(十二)涉及公司的重大诉讼事项;

(十三)经注册会计师审计的公司最近二个年度的比较财务报告及其附表、注释;该上市公司为控股公司的,还应当包括最近二个年度的比较合并财务报告;

(十四)证监会要求载明的其他内容。

第六十条 发生可能对上市公司股票的市场价格产生较大影响,而投资人尚未得知的重大事件时,上市公司应当立即将有关该重大事件的报告提交证券交易场所和证监会,并向社会公布,说明事件的实质。但是,上市公司有充分理由认为向社会公布该重大事件会损害上市公司的利益,且不公布也不会导致股票市场价格重大变动的,经证券交易场所同意,可以不予公布。

前款所称重大事件包括下列情况:

显著影响;

(二)公司的经营政策或者经营项目发生重大变化;

(三)公司发生重大的投资行为或者购置金额较大的长期资产的行为;

(四)公司发生重大债务;

(五)公司未能归还到期重大债务的违约情况;

(六)公司发生重大经营性或者非经营性亏损;

(七)公司资产遭受重大损失;

(八)公司生产经营环境发生重要变化;

(九)新颁布的法律、法规、政策、规章等,可能对公司的经营有显著影响;

(十)董事长、百分之三十以上的董事或者总经理发生变动;

(十一)持有公司百分之五以上的发行在外的普通股的股东,其持有该种股票的增减变化每达到该种股票发行在外总额的百分之二以上的事实;

(十二)涉及公司的重大诉讼事项;

(十三)公司进入清算、破产状态。

第六十一条 在任何公共传播媒介中出现的消息可能对上市公司股票的市场价格产生误导性影响时,该公司知悉后应立即对该消息作出公开澄清。

第六十二条 上市公司的董事、监事和高级管理人员持有该公司普通股的,应当向证监会、证券交易场所和该公司报告其持股情况;持股情况发生变化的,应当自该变化发生之日起十个工作日内向证监会、证券交易场所和该公司作出报告。

前款所列人员在辞职或者离职后六个月内负有依照本条规定作出报告的义务。

第六十三条 上市公司应当将要求公布的消息刊登在证监会指定的全国性报刊上。

上市公司在依照前款规定公布信息的同时,可以在证券交易场所指定的地方报刊上公布有关信息。

第六十四条 证监会应当将上市公司及其董事、监事、高级管理人员和持有公司百分之五以上的发行在外的普通股的股东所提交的报告、公告及其他文件及时向社会公开,供投资人查阅。

证监会要求披露的全部信息均为公开信息,但是下列信息除外:

(一)法律、法规予以保护并允许不披露的商业秘密;

(二)证监会在调查违法行为过程中获得的非公开信息和文件;

(三)根据有关法律、法规规定可以不予披露的其他信息和文件。

第六十五条 股票持有人可以授权他人代理行使其同意权或者投票权。但是,任何人在征集二十五人以上的同意权或者投票权时,应当遵守证监会有关信息披露和作出报告的规定。

第六十六条 上市公司除应当向证监会、证券交易场所提交本章规定的报告、公告、信息及文件外,还应当按照证券交易场所的规定提交有关报告、公告、信息及文件,并向所有股东公开。

第六十七条 本条例第五十七条至第六十五条的规定,适应于已经公开发行股票,其股票并未在证券交易场所交易的股份有限公司。

第七章 调查和处罚

第六十八条 对违反本条例规定的单位和个人,证监会有权进行调查或者会同国家有关部门进行调查;重大的案件,由证券委组织调查。

第六十九条 证监会可以对证券经营机构的业务活动进行检查。

第七十条 股份有限公司违反本条例规定,有下列行为之一的,根据不同情况,单处或者并处警告、责令退还非法所筹股款、没收非法所得、罚款;情节严重的,停止其发行股票资格;

(一)未经批准发地或者变相发行股票的;

(二)以欺骗或者其他不正当手段获准发行股票或者获准其股票在证券交易场所交易的;

(三)未按照规定方式、范围发行股票,或者在招股说明书失效后销售股票的;

(四)未经批准购回其发行在外的股票的。

对前款所列行为负有直接责任的股份有限公司的董事、监事和高级管理人员,给予警告或者处以三万元以上三十万元以下的罚款。

第七十一条 证券经营机构违反本条例规定,有下列行为之一的,根据不同情况,单处或者并处警告、没收非法获取的股票和其他非法所得、罚款;情节严重的,限制、暂停其证券经营业务或者撤销其证券经营业务许可:

(一)未按照规定的时间、程序、方式承销股票的;

(二)未按照规定发放股票认购申请表的;

(四)收取不合理的佣金和其他费用的;

(五)以客户的名义为本机构买卖股票的;

(六)挪用客户保证金的;

(七)在代理客户买卖股票活动中,与客户分享股票交易的利润或者分担股票交易的损失,或者向客户提供避免损失的保证的;

(八)为股票交易提供融资的。

对前款所列行为负有责任的证券经营机构的主管人员和直接责任人员,给予警告或者处以三万元以上三十万元以下的罚款。

第七十二条 内幕人员和以不正当手段获取内幕信息的其他人员违反本条例规定,泄露内幕信息、根据内幕信息买卖股票或者向他人提出买卖股票的建议的,根据不同情况,没收非法获取的股票和其他非法所得,并处以五万元以上五十万元以下的罚款。

证券业从业人员、证券业务管理人员和国家规定禁止买卖股票的其他人员违反本条例规定,直接或者间接持有、买卖股票的,除责令限期出售其持有的股票外,根据不同情况,单处或者并处警告、没收非法所得、五千元以上五万元以上下的罚款。

第七十三条 会计师事务所、资产评估机构和律师事务所违反本条例规定,出具的文件有虚假、严重误导性内容或者有重大遗漏的,根据不同情况,单处或者并处警告、没收非法所得、罚款;情节严重的,暂停其从事证券业务或者撤销其从事证券业务许可。

对前款所列行为负有直接责任的注册会计师、专业评估人员和律师,给予警告或者处以三万元以上三十万元以下的罚款;情节严重的,撤销其从事证券业务的资格。

第七十四条 任何单位和个人违反本条例规定,有下列行为之一的,根据不同情况,单处或者并处警告、没收非法获取的股票和其他非法所得、罚款:

(一)在证券委批准可以进行股票交易的证券场所之外进行股票交易的;

(二)在股票发行、交易过程中,作出虚假、严重误导性陈述或者遗漏重大信息的;

(三)通过合谋或者集中资金操纵股票市场价格,或者以散布谣言等手段影响股票发行、交易的;

(四)为制造股票的虚假价格与他人串通,不转移股票的所有权或者实际控制,虚买虚卖的;

(五)出售或者要约出售其并不持有的股票,扰乱股票市场秩序的;

(六)利用职权或者其他不正当手段,索取或者强行买卖股票,或者协助他人买卖股票的;

(七)未经批准对股票及其指数的期权、期货进行交易的;

(八)未按照规定履行有关文件和信息的报告、公开、公布义务的;

(九)伪造、篡改或者销毁与股票发行、交易有关的业务记录、财务帐簿等文件的;

(十)其他非法从事股票发行、交易及其相关活动的。

股票有限公司有前款所列行为,情节严重的,可以停止其发行股票的资格;证券经营机构有前款所列行为,情节严重的,可以限制、暂停其证券经营业务或者撤销其证券经营业务许可。

第七十五条 本条例第七十条、第七十一条、第七十二条、第七十四条规定的处罚,由证券委指定的机构决定;重大的案件的处罚,报证券委决定。本条例第七十三条规定的处罚,由有关部门在各自的职权范围内决定。

第七十六条 上市公司和证券交易所或者其他证券业自律性管理组织的会员及其工作人员违反本条例规定,除依照本条例规定给予行政处罚外,由证券交易所或者其他证券业自律性管理组织根据章程或者自律准则给予制裁。

第七十七条 违反本条例规定,给他人造成损失的,应当依法承担民事赔偿责任。

第七十八条 违反本条例规定,构成犯罪的,依法追究刑事责任。

第八章 争议的仲裁

第七十九条 与股票的发行或者交易有关的争议,当事人可以按照协议的约定向仲裁机构申请调解、仲裁。

第八十条 证券经营机构之间以及证券经营机构与证券交易场所之间因股票的发行或者交易引起的争议,应当由证券委批准设立或者指定的仲裁机构调解、仲裁。

第九章 附则

第八十一条 本条例下列用语的含义:

(一)"股票"是指股份有限公司发行的、表示其股东按其持有的股份享受权益和承担义务的可转让的书面凭证。

"实物券式股票"是指发行人在证券会指定的印制机构统一印制的书面股票。
(二)"发行在外的普通股"是指公司库存以外的普通股。
(三)"公开发行"是指发行人通过证券经营机构向发行人以外的社会公众就发行人的股票作出的要约邀请、要约或者销售行为。
(四)"承销"是指证券经营机构依照协议包销或者代销发行人所发行股票的行为。
(五)"承销机构"是指以包销或者代销方式为发行人销售股票的证券经营机构。
(六)"包销"是指承销机构在发行期结束后将未售出的股票全部买下的承销方式。
(七)"代销"是指承销机构代理发售股票,在发行期结束后,将未售出的股票全部退还给发行人或者包销人的承销方式。
(八)"公布"是指将本条例规定应当予以披露的文件刊载在证监会指定的报刊上的行为。
(九)"公开"是指将本条例规定应当予以披露的文件备置于发行人及其证券承销机构的营业地和证监会,供投资人查阅的行为。
(十)"要约"是指向特定人或者非特定人发出购买或者销售某种股票的口头的或者书面的意思表示。
(十一)"要约邀请"是指建议他人向自己发出要约的意思表示。
(十二)"预受"是指受要约人同意接受要约的初步意思表示，在要约期满前不构成承诺。
(十三)"上市公司"是指其股票获准在证券交易场所交易的股份有限公司。
(十四)"内幕人员"是指任何由于持有发行人的股票，或者在发行人或者与发行人有密切联系的企业中担任董事、监事、高级管理人员，或者由于其会员地位、管理地位、监督地位和职业地位，或者作为雇员、专业顾问履行职务，能够接触或者获取内幕信息的人员。
(十五)"内幕信息"是指有关发行人、证券经营机构、有收购意图的法人、证券监督管理机构、证券业自律性管理组织以及与其有密切联系的人员所知悉的尚未公开的可能影响股票市场价格的重大信息。
(十六)"证券交易场所"是指经批准设立的、进行证券交易的证券交易所和证券交易报价系统。
(十七)"证券业管理人员"是指证券管理部门和证券业自律性管理组织的工作人员。
(十八)"证券业从业人员"是指从事证券发行、交易及其他相关业务的机构的工作人员。
第八十二条　证券经营机构和证券交易所的管理规定，另行制定。
公司内部职工持股不适用本条例。
第八十三条　本条例由证券委负责解释。
第八十四条　本条例自发布之日起施行。

(***中国投资网注:
(1) 根据2002年11月1日国务院《关于取消第一批行政审批项目的决定》（国发[2002]24号），国家民用航空总局已取消民航企业发行股票审批(不含在境外、国外发行的股票)。
(2) 根据2003年2月27日国务院《关于取消第二批行政审批项目和改变一批行政审批项目管理方式的决定》（国发[2003]5号），教育部已取消教育系统公开发行股票的申请审核。***)

Interim Regulations on Share Issuing and Trading
(Issued by the No. 108 Order of the State Council of the People s Republic of China on 22 April, 1993)

Contents

Chapter I General Principles
Chapter II Issuing Shares
Chapter III Trading of Shares
Chapter IV Acquisition of Listed Companies
Chapter V Custody, Clearance and Transfer
Chapter VI Disclosure of Information by Listed Companies
Chapter VII Investigation and Penalties
Chapter VIII Arbitration of Disputes
Chapter IX Supplementary Provisions

Chapter I General Principles

Article 1

and develop a national unified and highly efficient stock market, to safeguard the lawful rights and interests of investors as well as the public interest, and to promote national economic development.

Article 2

All issuing and trading of shares and related activities within the mainland of the People s Republic of China shall be conducted in accordance with these regulations.

The provisions with regard to shares in these regulations shall be applicable to all other securities that possess the characteristics and functions of shares.

Article 3

The issuing and trading of shares shall be conducted under the principles of transparency, fairness and honesty.

Article 4

The issuing and trading of shares shall be conducted in such a way that the socialist public ownership system is maintained in its principal position and that state-owned assets shall be protected from infringement.

Article 5

The State Council Securities Committee (hereinafter SCSC) shall be the organ responsible for the administration of the securities markets throughout the country. It shall regulate and oversee securities markets in accordance with the laws and regulations. The China Securities Regulatory Commission (hereinafter CSRC) shall be the administrative organ of the SCSC and it shall regulate and supervise the issuing and trading of securities in accordance with the laws and regulations.

Article 6

Specific measures shall be formulated separately for issuing and trading of special Renminbi-denominated shares.

The direct or indirect issuing of shares outside the mainland by mainland enterprise, and the trading outside the mainland of such shares, shall be subject to examination and approval by the SCSC. Specific measures shall be formulated separately on these matters.

Chapter II Issuing Shares

Article 7

An issuer of shares must be a company limited that is qualified to issue shares.

The term a company limited in the preceding paragraph shall include companies limited which have already been established and those that have been approved to be established.

Article 8

An established company limited applying to issue shares to the public must satisfy the following conditions:

(1) Its production and operations must conform to the industrial policies of the state;

(2) Its common shares must be limited to one type, and shall carry the same rights;

(3) The capital stock subscribed to the promoters must not be less than 35 per cent of the total capital stock planned to be issued by the company;

(4) The capital stock subscribed to the promoters out of the total shares planned to be issued by the company must not be less than RMB 30 million, unless otherwise provided by the State;

(5) The capital stock to be issued to the public must not be less than 25 per cent of the total capital stock planned to be issued by the company; of which the share capital subscribed by the employees of the company must not be more than 10 per cent of the total capital stock planned to be issued to the public. If the total share capital to be issued by the company exceeds RMB 400 million yuan, the CSRC may reduce the proportion to be issued to the public according to the circumstances and in accordance with regulations, provided that the minimum proportion is not less than 10 per cent of the total share capital to be issued by the company;

(6) The promoters must not have committed any serious illegal acts during the last three years;

(7) Other conditions as may be specified by the SCSC.

Article 9

An enterprise which has been converted into a company limited applying to issue shares to public must satisfy the following conditions in addition to the conditions listed above in Article 8.

(1) Its net assets at the end of the year prior to the issue must not have been less than 30 per cent of total assets, and its intangible assets must not have been more than 20 per cent of total net assets, unless otherwise provided by the SCSC;

In the case of shares issued by a State-owned enterprise that has been re-organized into a company limited, the ratio of State-owned shares to total shares planned to be issued by the company shall be prescribed by the State Council, or a department delegated by the State Council.

Article 10

A company limited applying for approval to issue shares to the public in order to increase its capital must satisfy the following conditions in addition to the conditions listed above in Article 8 and 9:

(1) The proceeds from the last public issue of shares must have been used in accordance with the purpose described in the prospectus, and such use must have been effective and beneficial;

(2) At least 12 months have passed since its last public issue of shares;

(3) No serious illegal acts have been committed by the company in the period between the last public issue of shares and the present application;

(4) Such other conditions as many be imposed by the SCSC.

Article 11

In the case of an application for approval to issue shares to the public made by a company that has previously placed its shares privately, the following conditions must be satisfied in addition to those listed above in Articles 8 and 9;

(1) The proceeds from the private placement must have been used in accordance with the purpose described in the prospectus, and such use must have been effective and beneficial;

(2) At least 12 months have passed since the most recent private placement of shares;

(3) No serious illegal acts have been committed by the company in the period between the most recent private placement and the present public issue;

(4) The shares held by employees and internal staff have been issued in accordance with the scope of the prescribed regulations and the share certificates have been submitted to a securities institution designated by the State for central custody;

(5) Such other conditions as may be imposed by the SCSC.

Article 12

Applications to issue shares to the public shall comply with the following procedures:

(1) The applicant must retain professional organizations including an accounting firm, an assets appraisal organization and a law firm to examine, determine and value its credit-worthiness, assets and financial position and to issue written legal opinions on relevant issue; thereupon, the applicant must submit its application for approval to issue shares to the public to the People s Governments of the province, autonomous regions, centrally-governed municipality or municipality with independent development plans (hereinafter a local government) or to the central department in charge of the enterprise, depending on the applicant s subordinated relationship.

(2) Within the limits on share offerings imposed by the State, applications by local enterprises must be examined and approved by the relevant local governments; applications by centrally-controlled enterprises must be examined and approved by the central departments in charge of the enterprises after consultation with the local government of the place in which the enterprise is located; the local governments or central department in charge shall make their decision within 30 working days of the date of receipt of the application, and the reviewing body shall submit a copy of its decision to the SCSC.

(3) After an application has been approved, it must be delivered to the CSRC for review; the CSRC shall issue a written review opinion within 20 working days of the date of receipt of the application and submit a copy of such written opinion to the SCSC; after an application has been reviewed and approved by the CSRC, the applicant may apply for a listing of the shares to the listing committee of a securities exchange; shares may be issued only after their listing has been accepted by such listing committee.

Article 13

When applying for approval to issue shares to the public, the following documents shall be submitted to the local government or the central department in charge of the enterprise:

(1) A completed application form;

(2) The resolution from a meeting of the promoters or a general meeting of the shareholders approving the public issue of shares;

(3) The document approving the established of the company limited by shares;

(4) A business license or a certificate of preparation for registration of the company limited issued by the

(5)The articles of association of the company or a draft articles of association of the company;

(6)the prospectus;

(7)A feasibility study on application of the proceeds; in the case of fixed asset investment projects that require the State to provide funds or other assistance, the document approving the project proposal for the fixed asset investment issued by the relevant State departments must be submitted as well;

(8)Financial reports of the company for the last three years or for the period since its establishment, audited by an accounting firm, and an audit report signed and sealed by two or more registered accountants and their firm;

(9)A written legal opinion on relevant issues signed and sealed by two or more lawyers and their firm;

(10)An assets appraisal report singed and sealed by two or more professional appraisers and their organization and an investment verification report singed and sealed by two or more registered accounts and their firm; if State-owned assets are involved, a confirmation document issued by the administration for State-owned assets must be provided as well;

(11)The share issuing and underwriting plan and the underwriting agreement;

(12)Other documents that the local government or the central department in charge of the enterprise requires to be submitted;

Article 14

When approved applications are delivered to the CSRC for review, the following documents must be submitted in addition to those listed in Article 13:

(1)The document from the local government or the central department in charge of the enterprise approving the issuing application;

(2)Other documents that the CSRC requires to be submitted;

Article 15

The prospectus mentioned in Article 13 must be prepared in accordance with such requirements as may be stipulated by the CSRC and shall contain the following items;

(1)The name and domicile of the company;

(2)A brief description of the promoters and the issuers;

(3)The purpose for raising capital;

(4)The existing total amount of the company s capital share, the type and total amount of shares to be issued, the face value and selling price of each share, the net asset value per share prior to issue and the estimated net asset value per share upon completion of the issue, the cost of the issue and associated commissions;

(5)In the case of initial offering, the number of shares subscribed to the promoters, the structure of the company s shareholder rights and written verification of funding;

(6)The name of the underwriter, the method of underwriting and the amount to be underwritten;

(7)The time and place of the issue, details of the persons to whom the issue is targeted and the methods for subscribers to and paying for the shares;

(8)The planned use of the proceeds and the project s risks and returns;

(9)The company s short development plans and the company s profit forecast for the next year, verified by a registered accountant and containing his comments;

(10)Significant contractual obligations;

(11)Major litigation involving the company;

(12)The names and backgrounds of the company s directors and supervisors;

(13)Information on the production operation and basic information on relevant industrial developments for the last three years or for the period since its establishment;

(14)Financial reports of the company for the last three years or since its establishment, audited by an accounting firm, and audit reports signed and sealed by two or more registered accountants and their firm;

(15)In the case of an increase in capital, information on the use of proceeds from the company s previous public share issuance;

(16)Other particulars that the CSRC requires to be specified;

Article 16

The following text must be clearly stated on the front cover of a prospectus; The issuer warrants that the contents of this prospectus are true, accurate and complete. Any decision by the government or the securities regulatory agency regarding this issuing does not indicate a substantive judgement or warranty on their part with

Article 17

All the promoters or directors, and lead underwriter must by way of signing the prospectus warrant that the prospectus does not contain false or misleading statements, or major omissions, and shall be jointly liable to the warranty.

Article 18

Registered accountants and their firms, professional appraisers and their organizations, and lawyers and their firms that produce documents for issuer must, when performing their duties, examine and verify the truthfulness, accuracy and completeness of the documents produced by them in accordance with accepted professional standards and codes of practice.

Article 19

Until approval for the public issue of shares is obtained, the contents of the prospectus may not be divulged by any person in any form. After the approval has been granted, the issuer must publish the prospectus two to five working days prior to the commencement of the underwriting period.

Issuers must provide copies of the prospectus to subscribers. Securities underwriters must have the prospectus available on their business premises and must have a responsibility to remind subscribers to read the prospectus.

A prospectus shall be effective for a period of six months from the date of completion of signing. The issue of shares must cease immediately upon the expiration of the prospectus.

Article 20

Shares issued to the public must be underwritten by securities trading firms. Underwriting may be through a firm commitment and placing as an agent.

An issuer must sign an underwriting agreement with a securities company. An underwriting agreement must specify the following items:

(1)The names and addresses of the parties and the names of their respective legal representatives;

(2)The underwriting method;

(3)The type, quantity, total value and issue price of the shares to be underwritten;

(4)The distribution period and the initial and final dates of the underwriting period;

(5)The date and methods of payment of the proceeds from the underwriting;

(6)The calculation of the underwriting fee and the method and date of payment;

(7)Liability for breach of the underwriting agreement;

(8)Other necessary matters;

The formula by which securities companies set underwriting fees shall be determined by the CSRC.

Article 21

Securities companies underwriting stock issuing must examine the prospectus and other relevant publicity materials for their truthfulness, accuracy and completeness. If any falsehood, seriously misleading statements or material omissions are discovered, an underwriting agreement many not be issued. If an agreement has been issued, the underwriters must immediately cease their selling activities and take appropriate remedial measures.

Article 22

A proposed public issue of shares with a total face value exceeding RMB 30 million yuan or expected total proceeds exceeding RMB 50 million yuan must be underwritten by an underwriting syndicate.

Underwriting syndicates must be composed of two or more underwriters. The lead underwriter shall be determined by the issuer in accordance with the principle of fair competition by means of competitive bidding or consultation. The lead underwriter shall enter into an agreement among underwriters with the other underwriters in the syndicate.

Article 23

If a proposed public issue of shares has a total face value exceeding RMB 100 million yuan or expected total proceeds of RMB 150 million yuan, the proportion of outside underwriters to be included among the members of the underwriting syndicate and the proportion of the underwritten shares to be sold elsewhere must be reasonable.

The terms outside and elsewhere used in the preceding paragraph refer to areas outside the province, autonomous region or centrally-governed municipality in which the issuer is located.

Article 24

An underwriting period may not be for less than 10 days or for longer than 90 days.

During the underwriting period, the underwriters must make their best efforts to sell all underwritten shares to

Upon expiration of the underwriting period, any unsold shares must be handled in accordance with the method of underwriting, as agreed upon in the underwriting agreement.

Article 25

When an underwriting institution or any organization acting as its agent by issues shares subscription application forms to the public, it must not charge a fee exceeding the printing and issue cost of the forms and must not limit the number of forms to be issued.

If the number of shares subscribed to exceeds the total number of shares proposed to be issued to the public, the underwriter must allocate the shares by pro rata allotment, by regressive allotment, by drawing lots, or by some other means, in accordance with the principle of ensuring and equitable distribution. If the method of allocation by drawing lots is adopted, the underwriter must publicly draw from all the application forms on a specified date under the supervision of a notarial institution and according to prescribed procedure, and must sell the shares to the applicants whose forms are drawn.

No work units and individuals other than underwriters or the organization acting as the agents can issue or gather share subscription application forms.

Article 26

Underwriters must submit written underwriting reports to the CSRC within 15 working days of the expiration of the underwriting period.

Article 27

At the end of the underwriting period, the offers to sell, agreements to sell and sales made by the underwriters to the public, not including the issuers, must be subject to the approval of the CSRC and must be dealt with under the prescribed procedure.

Article 28

These regulations must not apply to the issue of new shares in exchange for outstanding shares, provided that no direct or indirect expenses are incurred as a result of such replacement.

Chapter III Trading of Shares

Article 29

Share trading may only be undertaken in securities markets approved by the SCSC.

Article 30

The following conditions must be satisfied by a company limited by shares applying for approval for its shares to be traded on a securities exchange:

(1) Its shares must already have been publicly issued;

(2) Its total share capital after the issue must not be less than RMB 50 million yuan;

(3) The number of individuals shareholders holding shares with a face value of RMB 1,000 yuan or more must not be less than 1,000, and the total face value of shares held by individual shareholders must not be less than RMB 10 million yuan;

(4) It must have a record of continuous profitability for the last three years; where a company limited is established by restructuring an existing enterprise, the existing enterprise must have had a record of continuous profitability for the last three years; this condition shall not apply to newly-established companies limited by shares;

(5) Other conditions required by the SCSC.

Article 31

To apply for approval for its shares to the traded on a securities exchange, a company limited that has fulfilled the conditions set forth in the Article 30 must submit an application to the listing committee of a securities exchange. Within 20 working days of receipt of the application, the listing committee shall decide on the approval and the specific time of listing. The approval documents must be submitted to the CSRC for the record, and copies musts be given to the SCSC.

Article 32

To apply for approval for shares to be traded on a securities exchange, the following documents must be submitted to the listing committee of the securities exchange;

(1) A completed application;

(2) The company s registration document;

(3) The document approving public issuing of its shares;

an accounting firm, and an audit report signed and sealed by two or more registered accountants and their firm;

(5)A written recommendation from one or more members of the securities exchange;

(6)The prospectus for most recent issuing;

(7)Other documents required by the securities exchange.

Article 33

After shares have been approved for trading on a securities exchange, the listed company must issue a public listing announcement and publish the documents set forth in the Article 32.

Article 34

Public listing announcements must contain the following particulars, in addition to the main contents of the prospectus as set forth in Article 15 of these regulations:

(1)The date on which the shares were approved for trading on a securities exchange and the approval document number;

(2)Details of the shares issued, the structure of shareholder rights and the names and shareholdings of the ten largest shareholders;

(3)the resolution adopted at the company s inaugural meeting or a general meeting of the shareholders approving the trading of the company s shares on a securities exchange;

(4)the background of the directors, supervisors and senior management personnel of the company, and details of their holdings of securities in the company;

(5)Documents concerning the operation results and financial condition of the company for the last three years, or for the period since its establishment, and its profit forecast for the next year;

(6)Other particulars that the securities exchange requires to be specified;

Article 35

Registered accountants and their firms, professional appraisers and their organizations, and lawyers and their firms that produce documents for listed companies must, when performing their duties, examine and verify the truthfulness, accuracy and completeness of the documents produce by them in accordance with accepted professional standards and codes of practice.

Article 36

The transfer of State-owned shares shall be subject to approval by the relevant State authorities. the specific procedures of such transfer shall be formulated separately.

The transfer of State-owned shares must not damage the interests of the State.

Article 37

Securities exchanges, institutions for custody, clearing, transfer and registration of securities and securities companies must ensure that clients from elsewhere are treated the same as clients from their own locality, and must not discriminate against or restrict non-local clients.

Article 38

Where a director, supervisor or member of the senior management of a company limited, or a legal person shareholder holding 5 per cent or more of the voting rights of such company, sell his or its shares within six months after purchase or buys shares within six months after the sale of his or its shares in the company, the profit derived from such sale or purchase shall belong to the company.

The preceding paragraph shall apply to the directors, supervisors and the members of the senior management of legal person shareholders holding 5 per cent or more of the voting rights of such company.

Article 39

An individual engaged in the securities industry, personnel involved in the administration of securities business, any other person prohibited by the State from buying and selling shares must not directly or indirectly hold or buy or sell shares, except that they may buy and sell approved investment fund stocks.

Article 40

relevant professionals who produce documents such as audit reports, asset valuation reports, legal opinions for share issuance must not buy or hold such shares during the underwriting period for such shares or for a period of six months after that period expires.

Relevant professional who produce documents such as audit reports, asset appraisal report and legal opinions for listed companies must not buy or hold shares in such companies before those documents become public or for a period of five working days after they become public.

A company limited may not repurchase their outstanding shares if such repurchase has not been approved in accordance with the relevant regulations of the State.

Article 42

No trading on options and futures of shares and share indices is allowed without the approval of the SCSC.

Article 43

No loans may be provided for share trading by any financial institutions.

Article 44

Securities companies may not lend their clients shares to others or use them as collateral.

Article 45

Securities companies that are approved to engage in two or more securities business of dealing for their own account, dealing as an agent and managing investment funds must maintain separate personnel, capital and accounts for each of these operations.

Chapter IV Acquisition of Listed Companies

Article 46

No individual may hold 0.5 per cent or more of the outstanding ordinary shares of a listed company. Any excess shares shall be acquired by the company at the lower of the original purchase price or the market price, after having obtained the approval of the CSRC. However, if such shares become 0.5 per cent or more as a result of a reduction in the company s total amount of outstanding ordinary shares, the excess portion may be acquired by the company only after a reasonable period of time has elapsed.

The 0.5 per cent limit set forth in the preceding paragraph shall not apply to the holdings of special Renminbi-denominated shares and shares issued outside the PRC to foreign individuals and individuals from Hong Kong, Macaw and Taiwan.

Article 47

When any legal-person s director or indirect holding of outstanding common shares of a listed company reaches 5 per cent of such company s total outstanding common shares, such legal person must give written notification to the company, the securities exchange concerned and the CSRC and make a public announcement, within three working days. However, if as a result of a reduction in the company s total amount of outstanding shares, a legal person s holding reaches 5 per cent or more, the aforementioned restriction shall not apply until after a reasonable period of time has elapsed.

Any legal person holding 5 per cent or more of the outstanding common shares of a listed company must, within three working days, give written notification to the company, the relevant securities exchange and the CSRC and make a public announcement, each times its shareholding is increased or decreased by a number of shares constituting 20 per cent or more of the total outstanding amount of such shares.

Prior to giving these notifications and announcements in accordance with the requirements of the preceding two paragraphs, and for two working days thereafter, the legal person may not directly or indirectly buy or sell any additional such shares.

Article 48

A legal person, other than a promoter, must, after his direct or indirect holding of the outstanding common shares of a listed company has reached 30 per cent, made a tender offer to all other holders of all classes of shares of the company, within 45 working days of such occurrence. The offer must be made at the higher of the following two prices, and the acquired shares shall be paid for in cash;

(1)The highest price paid by the offeror for purchase of such shares during the 12 months preceding the tendering of the take-over offer;

(2)The average market price of such shares during the 30 working days preceding the tendering of the take-over offer.

A shareholder as described in the preceding paragraph may not purchase any more shares before tendering the take-over offer.

Article 49

Before tendering a take-over offer, an offeror must submit a written notification to the CSRC. Simultaneously with the tendering of the take-over offer, the offeror must furnish the offerees and the relevant securities exchange with detailed information regarding the offeror and shall warrant that the information is true, accurate, complete and

Take-over offers shall be effective for not less than 30 working days from the date of tender of the offer. Offerors may not withdraw their take-over offer within 30 working days of the day of tendering such offer.

Article 50

All the terms of a take-over offer must apply to all the holders of the same type of shares.

Article 51

When, upon expiration of a take-over offer, the offeror s holding of common shares is less than 50 per cent of the total outstanding common shares of the offeree company, the take-over shall have failed. The number of the offeree company s outstanding common shares which the offeror may purchased in each year thereafter may not exceed 5 per cent of the offeree company s total outstanding common shares, unless the offeror tenders a new take-over offer.

When, upon expiration of a take-over offer, the offeror s shareholding has reached 75 per cent or more of the total outstanding common shares of the offeree company, the listing of the offeree company s shares on the securities exchange shall be canceled.

When the total number of shares that the offeror offers to buy is less than the total number of shares for which it receives acceptances, the offeror must purchase such shares from the offeree shareholders who have provisionally accepted the offer on a pro rata basis.

When, upon expiration of a take-over offer, the offeror s shareholding has reached 90 per cent of the total shares of the offeree company, the remaining shareholders shall have the right to demand purchase of their shares on the same terms.

Article 52

Where there is a change in any of the main terms of offer after that offer has been tendered, the offeror must promptly notify all offerees. Such notification may be made in the form of a press conference or newspaper announcement or by other means of dissemination.

During the period of a take-over offer and for a period of 30 working days thereafter, the offer must not purchase the target company s shares under any condition other than those set out in the offer.

Until a take-over offer becomes ineffective, offerees who have accepted the offer shall have the right to withdraw their acceptance.

Chapter V Custody, Clearance and Transfer

Article 53

Shares must be issued in registered form. Share certificates may be issued wither in book-entry form or in script form. Registers of share certificates in book-entry form, and of those certificates in script from which are to be kept in central custody, must be kept by organizations designated by the CSRC.

Article 54

Share depositors organizations may not lend shares in their custody to others or use them as collateral without the written consent of the legal owners.

Article 55

A securities clearing organization must formulate business rules and internal administrative regulations for the clearing and settlement of share transactions in accordance with the principles of convenience, safety and equality.

Securities clearing organization must admit members in accordance with the principle of equality.

Article 56

Every securities custody, clearing, transfer and registration organization shall be subject to the supervision of the CSRC.

Chapter VI Disclosure of Information by Listed Companies

Article 57

A listed company must submit the following documents to the CSRC and the relevant securities exchange;

(1) An interim report within 60 days of the end of the first six months of each fiscal year; and

(2) An annual report audited by a registered accountant, to be submitted within 120 days of the end of each fiscal year;

Both interim and annual reports must conform to the State s accounting system and the relevant regulations of the CSRC. The reports must be signed by the director or a manager authorized by the listed company and executed

Article 58

Interim reports as specified in Article 57 shall include the following details;

(1)The company s financial report;

(2)An analysis of the company s financial position and operation;

(3)Major litigation involving the company;

(4)Details of changes in the company s outstanding shares;

(5)Important matters submitted by the company for approval by shareholders with voting rights;

(6)Other matters required by the CSRC.

Article 59

Annual reports as specified in Article 57 must include the following details;

(1)A brief introduction to the company;

(2)A brief description of the company s main products or main services;

(3)A brief description of the industry in which the company is engaged;

(4)A brief description of the important assets owned by the company, such as factories, mines and real property;

(5)Information on the outstanding shares of the company, including a name list of shareholders holding 5 per cent or more of the company s outstanding common shares, and a name list of the ten largest shareholders;

(6)The number of shareholders of the company;

(7)A brief description of the directors, supervisors and senior management personnel of the company, their shareholdings and their remuneration;

(8)An organization chart and a brief description of the company and its affiliates;

(9)An abstract of the company s financial information for the last three years of for the period since its establishment (if shorter);

(10)An analysis of the company s financial position and operations;

(11)Information on changes in the status of outstanding bonds of the company;

(12)Major litigation involving the company;

(13)A comparative financial report on the company for the last two years, together with its attached tables and notes, audited by a registered accountant; if the listed company is a holding company, a comparative consolidated financial report for the last two years must be included as well;

(14)Any other matter required by the CSRC.

Article 60

When a major event occurs that may have a relatively large impact on the market value of a listed company s shares and which investors are not aware of, the listed company must promptly report such event to the relevant securities exchange and the CSRC, and issue an announcement to the public explaining the essential details of the event. If the listed company has sufficient reason to believe that announcement of such a major event may harm its interests and that the market price of its shares will not be materially affected by non disclosure of the event, it many, with the consent of the relevant securities market, be exempted from the requirement to announce information.

A major event referred to in the preceding paragraph include the following:

(1)The company concludes a major contract that may have a significant effect on the company s assets, liabilities, rights, interests or operation;

(2)A major change occurs in the company s business policy or the company s business operation;

(3)The company engages in major investment activity or makes a comparatively large acquisition of long-term assets;

(4)The company incurs major liabilities;

(5)The company breaches a contract by being unable to pay a significant debt as it becomes due;

(6)The company incurs a major operating or non-operating loss;

(7)The company suffers a major loss of assets;

(8)An important change occurs in the production or business circumstances of the company;

(9)A newly-promulgated law, regulation, policy, rule and etc. may have a significant effect on the operations of the company;

(10)The chairman of the board, 30 per cent or more of the directors or the general manager is changed;

(11)Any increase or decrease of more than 2 per cent of the issued common shares in the shareholding of any

(12)Major litigation involving the company;

(13)The company goes into liquidation or bankruptcy;

Article 61

When any news published in the media is deemed to be misleading and may affect the market value of a listed company s shares, such company must, once it learns of the appearance of the news, immediately issue a public clarification.

Article 62

A listed company s directors, supervisors and senior management personnel holding any common shares in the company must report the details of their holdings to the CSRC, the relevant securities market and the company. If their holdings change, they must report the change to the CSRC, the relevant securities exchange and the company within 10 working days from the date of such a change.

The above reporting obligations apply to the relevant persons for up to six months after they resign from, or otherwise leave, the company.

Article 63

A listed company must publish relevant information in national publications designated by the CSRC.

At the same time as it publish information in accordance with the preceding paragraph, a listed company may publish the relevant information in local publications designated by the relevant securities exchange.

Article 64

The CSRC shall promptly disclose to the public and make a available for inspection by investors the reports, public announcements and other documents submitted by listed companies, by their directors, supervisors and senior management personnel, and by the shareholders holding 5 per cent or more of the company s outstanding common shares.

All information that the CSRC requires to be disclosed shall be public information, with the following exceptions:

(1)Business secrets that are protected, and are permitted not to be disclosed, by laws and regulation;

(2)Non-public information and documents obtained by the CSRC during the course of its investigation of illegal activities;

(3)Other information and documents that in accordance with relevant laws and regulations are not required to be disclosed.

Article 65

A shareholder may authorize other to exercise his rights of consent and voting rights as his agent, provided that any one who has canvassed the rights of consent or voting rights of 25 or more persons must observe regulations of the CSRC with respect to the disclosure of information and the making of reports.

Article 66

A listed company must, in addition to submitting to the CSRC and the relevant securities exchange the reports, public announcement, information and other documents as required by these Articles, make available the same documents and information to its shareholders in accordance with the regulations of the securities exchanges.

Article 67

Article 57 to 65 of this regulations shall apply to companies listed which have issued shares to the public but have not listed those shares on a securities exchange.

Chapter VII Investigation and Penalties

Article 68

The CSRC shall have the power to investigate, either on its own or in conjunction with relevant sate authorities, any institutions an individuals that violate this regulations. The investigation of major cases shall be organized by the SCSC.

Article 69

The CSRC may investigate the business activities of any securities company.

Article 70

A company limited that violates these regulations in any of the ways listed below shall be subject, depending on the circumstances, to all or any of the following penalties; warning, order for return of the illegally raised subscription money, confiscation of the illegal income and imposition of a fine, while in serious cases its

(1)Issuing shares, or issuing shares in disguised for, without approval;

(2)Obtaining approval to issue shares or to list shares on a securities exchange by fraud or other improper means;

(3)Issuing shares other than by the prescribed method and other than within the prescribed scope, or selling shares after the prospectus has become invalid;

(4)Repurchasing its outstanding shares without approval.

Any directors, supervisors and senior management personnel of a company limited who bear direct responsibility for a violation as set out above shall be given a warning or fined not less than RMB 30,000 yuan and not more than RMB 300,000 yuan.

Article 71

A securities company that violates these regulations in any of the following ways shall be subject, depending on the circumstances, to all or any of the following penalties; warning, confiscation of the illegally obtained shares and other illegal income, and imposition of a fine. In serious cases its securities business shall be restricted or suspended or its license revoked:

(1)Underwriting shares other than in accordance with the stipulated time, procedure and method;

(2)Issuing shares subscription application forms other than in accordance with the relevant regulations:

(3)Lending its client s shares to other or using them as collateral;

(4)Charging unreasonable commissions or other fees;

(5)Buying or selling shares for its won account in the name of its clients;

(6)Diverting to other purposes guarantee deposits by its clients;

(7)In the course of trading in securities, to share, in any form, profits or losses arising from share transactions with clients, or to extend guarantees to its clients against losses in share transactions;

(8)financing shares trading.

The person-in-charge and the directly responsible personnel of a securities company bearing responsibility for a violation as set out above shall be given a warning or fined not less than RMB 30,000 yuan not more than RMB 300,000 yuan.

Article 72

Insiders and other persons who obtain inside information by improper means and violate these regulations by divulging inside information to others, or buy or sell shares, or advise others to buy or sell shares, on the basis of inside information shall be subject, depending on the circumstances, to confiscation of the illegally obtained shares and other illegal income and be fined not less than RMB 50,000 yuan and not more than RMB 500,000 yuan.

Any person engaged in the securities industries or the administration of the securities industry, or other persons prohibited by the State from buying or selling shares who violate these regulations by directly or indirectly holding or buying or selling shares shall be ordered to sell their shareholdings within a specified period and, in addition, be subject, depending on the circumstance, to all or any of the following penalties; warning, confiscation of the illegal income and imposition of a fine of not less than RMB 5,000 yuan and not more than RMB 50,000 yuan.

Article 73

Any accounting firm, asset appraisal organization and law firm that violates these regulations by issuing documents that contain false, seriously misleading contents or major omissions shall be subject, depending on the circumstance, to all or any of the following penalties: warning, confiscation of the illegal income and imposition of a fine. In serious cases its engagement in securities business shall be suspended or its securities business license revoked.

Any registered accountant, professional appraiser or lawyer who is directly responsible for a violation as set out above shall be given a warning or fined not less than RMB 30,000 yuan and not more than RMB 300,000 yuan. In serious cases, their qualifications to engage in the securities business shall be revoked.

Article 74

Any institution or individual that contravenes these regulations in any of the following ways shall be subject, depending on the circumstance, to all or any of the following penalties: warning, confiscation of the illegally obtained shares and other illegal income, and imposition of a fine:

(1)Trading shares other than on a securities exchange where the trading of shares have been permitted by the SCSC;

(2)Making false or seriously misleading statements or omitting major information in the course of issuing or

(3) Manipulating stock market prices through conspiracy, or pooling of funds or influencing the issuing or trading shares by spreading rumors;

(4) Collaborating with others to create false shares prices, failing to transfer ownership in or actual control of shares or making sham purchases or sales;

(5) Selling or offering to sell shares that one does not hold, thereby disrupting the share market;

(6) Extorting or forcing the sale or purchase of shares, or assisting others with the sale or purchase of shares, by using one s powers of office or by other improper means;

(7) Trading options and futures on shares and their indices without approval;

(8) Failing to perform one s obligation to report, disclose or publish relevant documents, and information as set out in these regulations;

(9) Forging, falsifying or destroying documents such as business records and account books relating to the issuing or trading of shares;

(10) Otherwise engaging illegally in the issuing or trading of shares and related activities.

If a company limited commits any of the violations set out in he preceding paragraph and the circumstances are serious, its qualifications to issue shares may be revoked. If a securities company commits any such violation, and the circumstances are serious, its securities business may be restricted or suspended or its business license revoked.

Article 75

The penalties set out in Articles 70,71,72 and 74 of these regulations shall be decided upon by organizations designated by the SCSC, except that serious cases shall be reported to the SCSC for final decision on the penalties to be imposed. The penalties set out in Article 73 of these regulations shall be decided upon by the relevant agencies within the limits of their respective powers.

Article 76

If a listed company, or a member of a securities exchange or other self-regulating body governing the securities business or its workers and staff, violates these regulations, it or he shall be subject to administrative discipline in accordance with these regulations and, in addition, be subject to sanctions by a securities exchange or other self-regulatory governing body in accordance with its charter or rules of self-regulation.

Article 77

Anyone whose violation of these regulations causes loss to others shall be civilly liable for compensation according to the law.

Article 78

Anyone whose violation of these regulations constitutes a criminal offense shall be prosecuted according to the law.

Chapter VIII Arbitration of Disputes

Article 79

A dispute in connection with the issuing or trading of shares may be submitted by the parties to an arbitration institute for mediation or arbitration in accordance with the provisions of their agreement.

Article 80

A dispute between securities companies or between securities companies and securities exchanges arising from the issuing or trading of shares must be mediated and arbitrated by arbitration institutes established with the approval of or designated by the SCSC.

Chapter IX Supplementary Provisions

Article 81

For the purpose of these regulations, the following terms shall have the meanings assigned to them below:

(1) Shares means transferable, written certificates issued by a company limited, indicating that their shareholders have rights and interests and bear obligations in accordance with their shareholdings;

Shares in book-entry form means written registers drawn up by an issuer according to the unified format specified by the CSRC, in which the rights and interests of the shareholders are recorded;

Shares in script form means written share centrally printed by an issuer with a printing organization designated by the CSRC;

(2) Outstanding common shares means ordinary shares other than the company s treasury shares;

(3) public issuing means the making of an invitation to offers for an issuer s shares, the offer of an issuer s shares, or the sale of an issuer s shares by the issuer to the public, other than the issuer, through as a securities company;

(4) Underwriting means the firm commitment underwriting or best efforts underwriting by a securities company of shares issued by an issuer according to underwriting agreement;

(5) Underwriter means a securities company that sells shares on behalf of an issuer according to the method of underwriting;

(6) Firm commitment underwriting means the method of underwriting whereby the underwriter agrees to purchase all the shares that remain unsold at the end of the underwriting period;

(7) Best efforts underwriting means the method of underwriting whereby the selling agent sells the shares as an agent on a best efforts basis and returns to the issuer or firm commitment underwriter all the shares which remain unsold at the end of the underwriting period;

(8) Publish or announce means to publish in a newspaper or periodical designated by the CSRC a document to be disclosed hereunder;

(9) Disclosure means making available for inspection by investors, at the business premises of the issuer and those of its securities distributors and at the SCSC, documents to be disclosed hereunder;

(10) Offer means an intention to buy or sell a certain share declared orally or in writing to specified or unspecified persons;

(11) Invitation to offer means the declaration of an intention to propose to others that they make an offer to oneself;

(12) Provisional acceptance;; means an offeree s preliminary declaration of intention to agree to accept an offer, an does not constitute a commitment prior to the expiration of the offer period;

(13) A listed company means a company limited whose shares have been approved for trading on a securities exchange;

(14) Insider means any person who has access to or can obtain inside information by virtue of their holding of the issuer s shares or then holding the office of director, supervisor or member of the senior management of the issuer or of an enterprise closely associated with the issuer, or by virtue of their position as a member, controller, supervisor or professional, or by virtue of the exercise of their duties as an employee or professional consultant.

Inside information means unpublished material information that may influence stock market prices and which is known to the relevant issuers, securities companies, legal persons intending to effect a take-over, securities supervisory and administrative authorities, self-regulatory bodies governing securities business, and persons closely associated therewith;

(16) Securities market means securities exchanges and securities trading quotation systems that have been established with approval and where securities trading takes place;

(17) Persons engaged in the administration of securities business means any person employed by the securities supervisory and administrative authorities or by a self-regulatory body governing securities business;

(18) Persons engaged in securities business means any who is a staff member of an organization engaged in the issue and trading of securities and other related business.

Article 82

·Regulations for the administration of securities companies and securities exchanges shall be formulated separately.

These regulations shall not apply to the shareholdings of the employees and internal staff of a company.

Article 83

The SCSC shall be responsible for the interpretation of these regulations.

Article 84

These Regulations shall be implemented as of the date of promulgation.

RECEIVED
2008 MAY 13 P 1:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Provisional Regulations on the Administration of Issue and Exchange Of Stock

The Securities Commission of the State Council
April 22, 1993

Chapter One Generality

Article 1 The regulations are formulated in order to meet the needs for developing the social market economy, establish and develop the national unified high-efficient securities market, protect the legal right of the investors and the common interest of society and promote the development of the national economy.

Article 2 Those who deal with the issue and transaction of securities and their related activities within the People's republic of China shall observe the regulations.

The provisions of the regulations concerning stocks are applicable to the securities that have the nature and function of stock.

Article 3 The issue and exchange of stock shall follow the principle of openness, fairness and good faith.

Article 4 The issue and exchange of stock shall defend the main position of the socialist public ownership and protect the state-owned property from infringement.

Article 5 The Securities Commission of the State Council (hereinafter referred to as the Securities Commission) is the competent authorities of the national securities market which will carry on unified administration of the national securities market according to the provisions of laws and statutes. China National Securities Supervision and Administration Committee (hereinafter referred to as the Securities Supervision Committee) is the executive organ of supervision and administration of the Securities Commission which will carry on administration and supervision over the specific activities of the issue and exchange of stock according to the provisions of laws and statutes.

Article 6 The specific regulations of the issue and exchange of Renminbi special stock will be formulated separately.
The domestic enterprise that will have its stock issued and exchanged abroad shall be subject to the examination and approval of the Securities Commission. Specific regulations will be formulated separately.

Chapter Two The Issue of Stock

Article 7 The issuer of stock shall be a stock limited company that are qualified to issue stock.

The above-mentioned stock limited company includes a stock limited company already established and one that has been approved to be established.

Article 8 Establishing a stock limited company and applying for issuing stock openly shall be subject to the following conditions:

(1) its production and operation conforms to the industrial policy of the state;

(2) the ordinary stock it issues is limited to one kind, the same stock having the same right;

(3) the amount of stock to which the founders subscribe is no less than 35% of the total amount that the company is to issue.

(4) among the total amount of the stock the company is to issue the part to which the founders subscribe is no less than RMB30,000,000 yuan, except otherwise stipulated by the state;

(5) the stock to be issued to the public is no less than 25% of the total amount of stock to be issued by the company, among which the part subscribed by the employees is no more than 10% of the total amount of the stock to be issued to the public; if the stock to be issued by the company surpasses RMB400,000,000 yuan, the Securities Commission may reduce at its discretion according to provisions the radio of stock to be issued to the public, but no less than 10% of the total amount of stock to be issued by the company;

(6) the founders have had no important illegal activities in the latest three years;

(7) other conditions stipulated by the Securities Commission.

Article 9 When an enterprise is to be reorganized into a stock limited company and applies for issuing stock openly, besides the conditions set forth in Article 8 herein, it shall conform to the following conditions:

(1) at the end of the year before issuing, the net asset is no lower than 30% of the total asset and the invisible asset is no higher than 20% of the net asset, except otherwise stipulated by the Securities Commission;

(2) it has made profits in the past three consecutive years.

When a state-owned enterprise is to be reorganized into a stock limited company and to issue stock openly, the ratio of the stock to be owned by the state in the total amount of stock to be issued shall be stipulated by the State Council or the organization authorized by the State Council.

Article 10 When a stock limited company is to increase capital and apply for issuing stock openly, besides the conditions set forth in Article 8 and Article 9 herein, it shall conform to the following conditions:

(1) the use of the fund it obtained from the previous issue of stock openly

is in conformity with that described in the prospectus and has had good efficiency;

(2) there have been no less than 12 months since previous issue of stock openly;

(3) there have been no important illegal activities during the period between the first open issue and the application this time;

(4) other conditions stipulated by the Securities Commission.

Article 11 When an oriented-placement company is to issue stock openly, besides the conditions set forth in Article 8 and Article 9, it shall conform to the following conditions:

(1) the use of the fund it obtained from the oriented-placement is in conformity with that described in the prospectus and has had good efficiency;

(2) there are no less than 12 months since the latest oriented –placement;

(3) there have been no important illegal activities during the period between the latest oriented-placement and the open issue this time;

(4) the stock certificates of the inside employees have been relieved according to the scope stipulated and handed to the securities organization designated by the state for collective trusteeship;

(5) other conditions stipulated by the Securities Council.

Article 12 Application for open issue of stock shall follow the following procedure:

(1) the applicant entrusts professional organizations of an accounting firm, an asset appraisal organ and law firm to audit and assess its credit standing, assets and financial status and give a letter of legal opinions, then it files an application for issuing stock openly with the competent authorities according to the jurisdiction relation such as the provincial, autonomous regional, municipality directly under the central government, city of independent unit in the state plan people's government (hereinafter referred to as local government) or the central industrial competent authorities;

(2) within the scope of issue designated by the state, the local government will make an examination and approval for the application of issue of the local enterprise, and the central industrial enterprise competent authorities will make an examination and approval for the application of issue of the central enterprise after consulting with the local government where the applicant is situated; the local government or the central enterprise competent authorities will make a decision of the examination and approval within 30 working days after receiving the application of issue, and sent a copy to the Securities Commission.

(3) the approved application of issue shall be submitted to the Securities Supervision Committee for reexamination; the Securities Supervision

Committee will give out a letter of reexamination opinion within 20 working days after receiving the application of reexamination and send a copy of the letter to the Securities Commission; after the Securities Supervision Committee approves the application of reexamination, the applicant shall file an application with the Listing Committee of the Securities Exchange; after the Listing Committee approves to accept the listing, the stock can be issued.

Article 13 In applying for issuing stock openly, the applicant shall submit to the local government or the central industrial competent authorities the following documents:

(1) an application report;
(2) the founders meeting's or the stockholders meeting's resolution of issuing stock openly;
(3) document approving the organization of the stock limited company;
(4) the business license or the certificate of registration of establishing the stock limited company;
(5) the articles of association or the memorandum of association;
(6) the prospectus;
(7) the feasibility report of capital operation; the fixed asset investment project that requires capital or other conditions to be provided by the state shall supply the approval documents of the related department of the state agreeing to the establishment of the project of fixed asset investment;
(8) the company's financial report in the latest three years or since its establishment audited by an accounting firm or an auditing report signed and sealed by two or more certified public accountants and their firm;
(9) a letter of legal opinion signed and sealed by two or more lawyers and their firm;
(10) an asset appraisal report signed and sealed by two or more professional assessors and their organ; an attestation of capital report signed and sealed by two or more certified public accountants and their firm; in case of state-owned property involved, a confirmation document given out by the administration department shall also be submitted;
(11) the underwriting scheme of stock and the underwriting agreement;
(12) other documents required by the local government or the central industrial competent authorities.

Article 14 When the approved application for issue is submitted to the Securities Supervision Committee for reexamination, besides the documents set forth in Article 13 herein, the following documents are also to be submitted:

(1) the approved document of application for issue given by the local government or the central industrial competent authorities;
(2) other documents required by the Securities Supervision Committee to be

submitted

Article 15 The prospectus mentioned in Article 13 shall be made in the form stipulated by the Securities Supervision Committee and shall include the following items:

(1) company's name and address;
(2) founders, founders' biographical notes;
(3) purpose of financing;
(4) company's present total amount of capital, the kind and total amount of stock issued this time, the par value and price of each share, the net asset value of each share before issue and the expected net asset value after the completion of issue, fees and commission of issue;
(5) founders' subscription of capital in the first issue, structure of stock right and certificate of attestation of capital;
(6) underwriter's name, form of underwriting and amount of underwriting;
(7) object of issue, time and place of issue, subscription and way of payment ;
(8) the operation plan of the fund raised, earning and risks forecasting;
(9) company's immediate development plan and the next year's profit forecasting document verified by certified public accountants and their opinion of verification;
(10) important contracts;
(11) important proceedings in which the company is involved;
(12) the name list of company's directors and supervisors and their biographical notes;
(13) production, operation and basic conditions concerning business development in the latest three years or since the establishment;
(14) company's financial report in the latest three years or since its establishment audited by an accounting firm and an auditing report signed and sealed by two or more certified public accountants and their firm;
(15) in the case of a company increasing its capital by issuing stock, the operation status of fund raised in the previous issue
(16) other matters required by the Securities Supervision Committee.

Article 16 The cover of the prospectus shall carry the following words: "The issuer assures that the contents of the prospectus are true, accurate and complete. Any decision made by the government and the state securities administration department does not indicate it makes any factual judgement or guarantee on the value of the stock issued by the issuer or the earnings of the investors.

Article 17 All the founders or directors and the main underwriter shall sign on the prospectus, guaranteeing there are no false and serious misleading descriptions or gross omissions in the prospectus and guaranteeing they shall bear joint liability for it.

Article 18 The certified public accountants and their firm, the professional

assessors and their organ and the lawyers and their firm that give out documents shall, in performing their duties, verify and testify the authenticity, accuracy and completeness of the contents of the given documents in accordance with the established business standards and moral norms.

Article 19 Before the approval of issuing stock openly, no one shall disclose in any way the contents of the prospectus. After the approval of issuing stock openly the issuer shall publish the prospectus two to five working days before the beginning of underwriting

The issuer shall provide the prospectus to the subscribers. The underwriter shall display the prospectus in the business sites and have the liability to remind the subscribers of reading the prospectus.

The term of validity of the prospectus is six months from the signing of the prospectus. The issue of stock shall stop after the prospectus becomes invalid.

Article 20 The stock to be issued openly shall be underwritten by a securities marketing organ. Underwriting includes two ways: exclusive underwriting and underwriting.by proxy

The issuer shall sign an underwriting agreement with the securities operation organ. The underwriting agreement shall carry the following items:

(1) names and addresses of the parties concerned and names of their legal representatives;

(2) form of underwriting;

(3) the kind, quantity, amount and issuing price of stock underwritten

(4) period of underwriting, starting and closing date;

(5) underwriting payment date and form;

(6) calculation, form and date of payment of underwriting fees;

(7) liabilities for breach of agreement;

(8) other matters required to be agreed.

The principle of charging fees by the securities operation organ shall be fixed by the Securities Supervision Committee.

Article 21 In underwriting stock, the securities operation organ shall verify the authenticity, accuracy and completeness of the prospectus and other publications; when finding out there exist falsehood, serious misleading descriptions or gross omissions, it shall not make offer invitations or offers; if it has done so, it shall immediately stop the sales activities and make corresponding remedies.

Article 22 When the total par value of stock to be issued openly surpasses RMB30,000,000 yuan or the expected total amount of sales surpasses RMB50,000,000 yuan, the stock shall be underwritten by an underwriting group.

The underwriting group is to consist of two or more underwriting organs. The main underwriter shall be determined by the issuer through competitive bidding or

negotiation based on the principle of fair competition.

Article 23 When the total par value of stock to be issued openly surpasses RMB100,000,000 yuan or the expected total amount of sales surpasses RMB150,000,000 yuan, the number of underwriting organs in other areas to take part in the underwriting group and the amount of sales in other areas in the total underwriting amount shall have a reasonable ratio.

The foregoing-mentioned other areas refer to the areas other than the province, autonomous region or municipality directly under the central government where the issuer is situated.

Article 24 The underwriting period shall be no less than 10 days and no more than 90 days.

During the underwriting period the underwriting organ shall do its best to sell to subscribers the stock it underwrites and shall not retain the stock it underwrites for its own.

When the underwriting period expires, the unsold stock shall be dealt with through the form of exclusive underwriting or underwriting by proxy in accordance with the underwriting agreement.

Article 25 When the underwriting organ or its entrusted organ issues stock subscription application form to the public, it can charge a fee no higher than the cost of printing and issuing and it can not limit the number of the application form to be issued.

When the quantity of subscription surpasses the total quantity of the open issue, the underwriting organ shall sell the stock in the form of proportional distribution, proportional degressive distribution or drawing lots. If the form of drawing lots is adopted, the underwriting organ shall openly draw lots for all the stock subscription application forms on the stipulated date under the supervision of the public notarial organ pursuant to the stipulated procedure, and sell the stock to the winners in drawing lots.

Besides the underwriting organ or its entrusted organ, no other unit or individual shall issue or resell stock subscription application form.

Article 26 The underwriting organ shall submit a written report about the underwriting to the Securities Supervision Committee within 15 working days after the expiration of the underwriting.

Article 27 When the securities operation organ makes an offer invitation, offer or sale of the issuers' stock to the public other than the issuers, it shall have the approval of the Securities Supervision Committee and proceed pursuant to the stipulated procedure.

Article 28 In case the issuer exchanges its new stock for stock already issued outside

and no direct or indirect expenses are incurred to the exchange, then the provisions of this chapter do not apply.

Chapter Three Exchange of Stock

Article 29 The exchange of stock shall be carried on in the place of securities transaction where stock exchange can be done and which is approved by the Securities Commission.

Article 30 A stock limited company that applies for its stock to be transacted in the stock exchange shall be subject to the following conditions:

(1) its stock has been issued openly;

(2) the total amount of stock issued is no less than RMB50,000,000 yuan;

(3) the number of stockholders holding over RMB1,000 yuan of par value of stock is no less than 1,000; the total amount of par value of stock held by individuals is no less than RMB10,000,000 yuan;

(4) the company has consecutive records of profit in the latest three years; in the case of an enterprise restructured into a stock limited company, the original enterprise has consecutive records of profit in the latest three years, but a newly established stock limited company is excepted;

(5) other conditions stipulated by the Securities Commission;

Article 31 When a stock limited company that issues stock openly and conforms to the conditions mentioned in the preceding article applies for its stock to be transacted in the stock exchange, it shall file an application with the Listing Committee of the Stock Exchange; the Listing Committee shall make an examination and approval and fix the time of listing within 20 working days after receiving the application. The document of examination and approval shall be submitted to the Securities Supervision Committee for file and a copy be sent to the Securities Commission.

Article 32 . When a stock limited company applies for its stock to be transacted in the stock exchange, it shall submit to the Listing Committee of the Stock Exchange the following documents:

(1) an application letter;

(2) company's registration documents;

(3) the document of approval of issuing the stock openly;

(4) company's financial report in the latest three years or since its establishment audited by an accounting firm and an auditing report signed and sealed by two or more certified public accountants and their firm;

(5) a recommendation letter by a member of the Stock Exchange;

(6) the latest prospectus;

(7) other documents required by Stock Exchange

Article 33 After the stock is approved to be transacted in the Stock Exchange, the

listing company shall publish an announcement of listing and make public the documents set forth in Article 32 herein.

Article 34 Besides the main contents of the prospectus .set forth in Article 15 herein, the contents of the announcement of listing shall include the following matters:

(1) the date and approval number of the stock approved to be transacted in the stock exchange;

(2) the issuing status of the stock, structure of stock right and the name list of the 10 biggest stockholders and the quantity of the stock they hold;

(3) the resolution of the company's founding meeting or stockholders meeting that agrees to the company's stock to be transacted in the Stock Exchange

(4) the biographical notes of directors, supervisors and senior managing persons and the company's stock they hold;

(5)the business performance records of the company in the latest three years or since its establishment and the next year's profit forecasting documents;

(6) other matters required by the Stock Exchange to be included.

Article 35 The certified public accountants and their firm, the professional assessors and their firm and the lawyers and their firm that give out documents for the listing company shall , in performing their duties, examine and testify the authenticity, accuracy and completeness of the contents of the documents given out by them pursuant to the established business standards and moral norms of the branches of trade.

Article 36 Transfer of the state-owned stock is subject to the approval of the state department concerned, the specific regulation of which will be stipulated separately.

Transfer of the state-owned stock shall not impair the interest of the state-owned stock.

Article 37 The securities exchange sites, the organs of securities custody, settlement, transfer and registration and securities operation organs shall ensure that clients in other parts of the country and the local clients enjoy the same treatment and shall not discriminate or restrict the clients in other part of the country.

Article 38 In case the directors, supervisors and senior managing persons or the corporate stockholders holding 5% or more voting stock sell their stock in six months after purchasing or purchase the stock in six months after selling, the earnings thus obtained shall belong to the company.

The provision in the preceding paragraph applies to the directors, supervisors and senior managing persons of the corporate stockholders holding 5% or more voting stock.

Article 39 Persons engaged in securities business, securities managing persons and other persons prohibited by the state from buying or selling stock shall not directly or indirectly hold and buy or sell stock, but buying and selling the approved issued

investment fund securities is excepted.

Article 40 The related professional persons that give out auditing report, asset assessing report or legal opinion letter for the issue of a stock shall not purchase or hold the stock in the underwriting period of the stock or within six months after the period expires..

The related professional persons that give out auditing report, asset assessing report or legal opinion letter for a listing company shall not purchase or hold the stock of the company before their auditing report, asset assessing report or legal opinion letter becomes public information and shall not purchase the stock of the company within five working days after they become public information.

Article 41 The stock limited company shall not buy back its stock issued outside without the approval according to the related stipulation of the state.

Article 42 No one shall transact in the options of stock and stock index without the approval of the Securities Commission.

Article 43 No financial organ shall provide loans for stock transactions.

Article 44 No securities operation organ shall lend clients' stock to others or make it as collateral.

Article 45 The securities operation organ that is approved to engage in two or more of self-operation or agency and investment fund management business shall separate the operation personnel, capital and accounts of the different businesses.

Chapter Four Acquisition of the Listing Company

Article 46 No one shall hold more than 0.5% of a listing company's ordinary stock issued outside; the excessive part shall be acquired by the company after the approval of the Securities Supervision Committee at the original price or the market price whichever is lower. But, because of the decrease of the company's ordinary stock issued outside, an individual may hold 0.5% of the company's ordinary stock issued outside, then the excessive part shall not be purchased in a reasonable period.

The RMB special stock issued by a company and held by individuals abroad and in Hongkong, Macao or Taiwan and stock issued offshore shall not be bound by the 0.5% limitation set forth in the preceding section.

Article 47 Any legal entity holding directly or indirectly 5% of a listing company's ordinary stock issued outside shall make a written report to the company, the site of securities exchange and the Securities Supervision Committee respectively and make an announcement within three working days after the fact occurs. But owing to the decrease of the total amount of the company's ordinary stock .issued outside, a legal

entity holds more than 5% of the company's ordinary stock issued outside, then it shall not be bound by the foregoing limitation within a reasonable period.

After any legal entity holds more than 5% of a listing company's ordinary stock issued outside, whenever the holding increases or reduces by more than 2% of the total amount of the stock issued outside, it shall make a written report to the company, the site of securities exchange and the Securities Supervision Committee respectively and make an announcement within three working days after the fact occurs.

The legal entity that makes the report and announcement pursuant to the stipulations in the preceding two sections shall not directly or indirectly buy or sell the stock within two working days since the date of announcement or before the report is made.

Article 48 When any legal entity other than the founders holds directly or indirectly 30% or more of a listing company's ordinary stock issued outside, it shall make a purchasing offer to all the company's stockholders within 45 working days since the fact occurs to purchase the stock in the form of monetary payment at the following price whichever is higher:

(1) the highest price the purchasing offerer paid for purchasing the stock within 12 months before the offer is made;

(2) the average market price of the stock within 30 days before the offer is made.

The stockholder mentioned in the preceding section shall not purchase the stock before the purchasing offer is made.

Article 49 The purchasing offerer shall make a written report to the Securities Supervision Committee concerning the purchase before making the purchasing offer; at the same time when it makes the purchasing offer, it shall provide a statement about itself and all the information related to the offer and ensure that the information be authentic, accurate and complete and not be misleading.

The term of validity of the purchasing offer shall be no less than 30 working days since the issuing of the purchasing offer. The purchasing offerer shall not revoke the purchasing offer within 30 working days since the issue of the purchasing offer.

Article 50 All the conditions of the purchasing offer apply to all the holders of stock of the same kind.

Article 51 When the purchasing offer expires, the purchase fails if the ordinary stock held by the purchasing offerer does not reach 50% of the total amount of ordinary stock issued outside by the company; Besides making new purchasing offer, the purchasing offerer shall purchase each year no more than 5% of the total amount of ordinary stock issued to the public by the company when it purchases the company's ordinary stock issued to the public afterwards.

When the purchasing offer expires, if the purchasing offerer holds more than 75% of the total amount of the company's ordinary stock issued outside, the company shall terminate transaction in the Stock Exchange.

When the purchasing offerer buys stock against the offer and the amount is less than the preacceptance of the offer, the purchasing offerer shall buy the stock proportionately from all the offerees that preaccept the purchasing offer.

When the purchasing offer expires, if the purchasing offerer holds more than 90% of the total amount of the company's stock, the remaining stockholders shall have the right to sell forcibly their stock to the purchasing offerer on the same conditions.

Article 52 In case the main conditions of the offer change after the offer is issued, the purchasing offerer shall notify immediately all the offeree by way of news release meeting, making a statement in the newspaper or other publication forms.

The purchasing offerer shall not buy the stock on any condition other than the conditions stipulated in the offer during the term of the offer and within 30 working days after the offer expires.

The offerees that preaccept the purchasing offer shall have the right to revoke the preacceptance before the purchasing offer becomes invalid.

Chapter Five Custody, Settlement and Transfer

Article 53 The stock shall be issued in the inscribed form. The issuer may issue stock in the form of bookkeeping note or in the form of physical note. The register of stock in the form of bookkeeping note shall be in the custody of an organ designated by the Securities Supervision Committee. As for the stock in the form of physical note, it shall also be in the custody of an organ designated by the Securities Supervision Committee if it is kept collectively.

Article 54 Without the consent in writing of the stockholder the custody organ shall not lend his/her stock to others or make it as a collateral.

Article 55 The securities settlement organ shall formulate business rules concerning the settlement and delivery of stock and internal regulations based on the principle of convenience, safety and fairness.

The securities settlement organ shall accept members pursuant to the principle of fairness.

Article 56 Securities custody, settlement, transfer and registration organs shall accept the supervision of the Securities Supervision Committee.

Chapter Six Revelation of Information of Listing Company

Article 57 The listing company shall provide the Securities Supervision Committee and the Stock Exchange site with the following documents

(!) a mid-term report to be provided within 60 days after the end of :

the early six months in each accounting year;

(2) an annual report audited by certified public accountants to be provided within 120 days after the end of each accounting year.

The mid-term report and annual report shall conform to the state accounting system and the related stipulations of the Securities Supervision Committee and shall be signed by the company's authorized director or manager and sealed by the listing company.

Article 58 The mid-term report set forth in Article 57 herein shall include the following contents:

(1) the company's financial report;
(2) an analysis of the company's financial status and operation results made by the company's management;
(3) important proceedings involving the company;
(4) changes of the company's stock issued to the public;
(5) important matters the company sends to voting stockholders to be examined;
(6) other matters required by the Securities Supervision Committee to be included.

Article 59 The annual report set forth in Article 57 herein shall include the following contents:

(1) a brief account of the company;
(2) a brief account of the company's main products or main service items;
(3) a brief account of the branch of trade where the company is in;
(4) a brief account of the company-owned properties such as the important plants, mines and realties;
(5) the company's stock issued outside, a name list of stockholders holding more than 5% of the company's ordinary stock issued to the public and a name list of the 10 biggest stockholders;
(6) the number of company's stockholders;
(7) a brief account of the company's directors, supervisors and senior managing persons and their holding of company's stock and remunerations;
(8) a list and a brief account of the company and its associated persons;
(9) a summery of the company's financial information in the latest three years or since its establishment;
(10) an analysis of the company's financial status and operation results made by the company's management;
(11) the change of the company's bond issued to the public
(12) important proceedings involving the company;
(13) the company's comparative financial report in the latest two years and its attached lists and notes audited by certified public accountants; in case the listing company is a holding company, a comparative consolidated financial report shall also be included;.
(14) Other matters required by the Securities Supervision Committee to be

included.

Article 60 In case there occurs any important event that may exert great influence on the market price of the listing company's stock and that is still unknown to the investors, the listing company shall immediately send a report about the event to the stock exchange site and the Securities Supervision Committee and make it open to the public, stating the truth of the event. But when the listing company has sound reasons that publishing the important event to the public will impair the interest of the company and without the publishing it will not lead to a great change of the stock market price, it may not publish the event with the consent of the stock exchange site.

The important events mentioned in the preceding section include the following:

(1) the company enters into an important contract which has notable influence on one or more items of the company's assets, liabilities, interests or operation results;

(2) there occur important changes in company's operation policy or operation project;

(3) the company has had important investment activities or purchased a long-term asset of relatively great amount;

(4) the company has incurred a big debt;

(5) the company fails to pay back a big debt due, thus breaching a contract;

(6) the company has incurred a heavy operation or non-operation loss;

(7) the company's assets have incurred a heavy loss;

(8) the company has experienced important changes in its production and operation circumstances;

(9) the newly published law, decree, policy or regulation may exert significant influence on the company's operation;

(10) there is a change in the company's chairman of the board, 30% of the directors or the general manager;

(11) the stockholder that holds over 5% of the company's ordinary stock issued outside has increased or reduced the stock held reaching 2% of total amount of the stock issued to the public;

(12) important proceedings involving the company;

(13) the company has entered a liquidation or bankruptcy status

Article 61 When there appears any information in the public media that may .exert misleading influence on the market price of the listing company's stock,. the company shall immediately clarify matters as the news is known to it.

Article 62 In case the directors, supervisors and senior managing persons of the listing company hold the company's ordinary stock, they shall report their holding status to the Securities Supervision Committee, the stock exchange site and the company; in case there is any change in their holding, they shall report the change to the Securities Supervision Committee, the stock exchange site and the company within

10 working days since the change occurs.

The persons mentioned in the preceding section shall have the liability to report pursuant to the stipulation of this article within six months after they resign or leave their job.

Article 63 The listing company shall have the information required to be made open published in the national magazines and newspapers designated by the Securities Supervision Committee.

At the same time when the listing company publishes information pursuant to the stipulations of the preceding section, the company may publishes the information in the local magazines and newspapers designated by the stock exchange site.

Article 64 The Securities Supervision Committee shall make open to the public for the reference of investors all the reports, announcements and other documents submitted by the company, its directors, supervisors, senior managing persons and stockholders that hold over 5% of the company's ordinary stock issued outside.

All the information required by the Securities Supervision Committee to be published is open information, but the following information is excepted:

(1) business secrets protected and approved by law and decree not to be disclosed;
(2) non-open information and documents obtained by the Securities Supervision Committee in its investigation of illegal activities;
(3) other information and documents not to be disclosed pursuant to the stipulations of related laws and decrees.

Article 65 Stockholders may entrust others to exercise his/her consent right or voting right by proxy. But any one who collects consent right or voting right of over 25 persons shall observe the Securities Supervision Committee's stipulations concerning disclosure of information and making reports.

Article 66 Besides submitting to the Securities Supervision Committee and the stock exchange site the report, announcement, information and documents stipulated in this chapter, the listing company shall also provide related report, announcement, information and documents according to the stipulation of the stock exchange site and make them open to the public.

Article 67 The provisions in Article 57 to Article 65 herein shall apply to the stock limited company whose stock has been issued openly but has not been transacted in the stock exchange site.

Chapter Seven Investigation and Penalty

Article 68 The Securities Supervision Committee has the right to investigate or investigate in coordination with the state concerned departments the unit and individual that violate the provisions of these regulations; for important cases, the Securities

Commission shall organize the investigation.

Article 69 The Securities Supervision Committee may examine the business activities of the securities operation organ.

Article 70 In case the stock limited company violates the provisions of this regulations and has one of the following activities, it shall be subjected to a single penalty or joint penalties of warning, being ordered to pay back illegally raised stock capital, confiscation of illegal gains and a fine according to the seriousness of the case; for cases of gross violation, its qualification of issuing stock shall be suspended:

(1) issuing or issuing in disguised form stock without obtaining an approval;
(2) obtaining an approval by cheating or other unjust means to issue stock or to have its stock to be transacted in the stock exchange site;
(3) issuing stock not in accordance with the form and scope stipulated or selling stock when the prospectus has become invalid;
(4) buying back without approval the stock issued outside.

The stock limited company's directors, supervisors and senior managing persons directly responsible for the activities set forth in the preceding section shall be subjected to warning or a fine from RMB30,000 yuan to 300,000 yuan.

Article 71 In case the securities operation organ violates the provisions of this regulations and has one of the following activities, it shall be subjected to a single penalty or joint penalties of warning, confiscation of illegally obtained stock and other illegal gains and a fine according to the seriousness of the case; for cases of gross violation, it shall be subjected to restriction or suspension of its securities operation business or revocation of its business license of securities operation:

(1) underwriting stock not according to the time, procedure or form stipulated;
(2) issuing stock subscription application form not according to stipulations;
(3) lending clients' stock to others or make it as a collateral;
(4) receiving unreasonable commission and other fees;
(5) buying or selling stock for its own in the name of its client;
(6) embezzling client's margin deposit
(7) in the process of buying and selling stock for clients, sharing the profits or losses with the clients in the transaction of stock, or providing clients with guarantee of avoiding loss;
(8) providing financing for transaction of stock.

The managing persons of the securities operation organ responsible for the activities set forth in the preceding section and the directly responsible persons shall be subjected to a penalty of RMB30,000 yuan to 300,000 yuan.

Article 72 Insiders and other persons who acquire inside information by unjust means violate the provisions of these regulations, disclose inside information, buy or sell stock based on the inside information or make suggestions to others to buy and sell stock shall be subjected to confiscation of illegally acquired stock and other illegal

gains and a penalty of RMB50,000 to 500,000 yuan according to the different cases.

Article 73 The accounting firm, asset appraisal organ or lawyer firm that violates the provisions of this regulations to give out documents having false and seriously misleading contents or gross omissions shall be subjected to a single penalty or joint penalties of warning, confiscation of illegal gains and a fine according to the different cases; for serious cases, it shall be subjected to suspension of doing securities business or revocation of its securities business license.

The certified public accountant, professional assessor or lawyer directly responsible for the activities set forth in the preceding section shall be subjected to warning or a penalty of RMB30,000 yuan to 300,000 yuan; for serious cases, a revocation of the qualification to engage in securities business.

Article 74 Any unit or individual that violates the provisions of this regulations and has one of the following activities shall be subjected to a single penalty or joint penalties of warning, confiscation of illegally acquired stock and other illegal gains and a fine according to the different cases:

(1) carrying on transactions of stock beyond the stock exchange site which is approved by the Securities Commission to deal with securities transactions;
(2) in the process of issue and transaction of stock, giving out false and seriously misleading description or having gross omissions;
(3) manipulating the market price of stock by conspiracy or putting together financial resources, or influencing the issue and transaction of stock by spreading rumors or other means;
(4) fabricating false price of stock by colluding with others, doing fictitious buying and selling without transferring the ownership or actual control of stock;
(5) selling or offering to sell stock not owned to disrupt the stock market order;
(6) extorting or forcibly buying and selling stock or assisting others to buy and sell stock by taking advantage of one's position and power or by other unjust means;
(7) doing transactions on the options and futures of stock and its index without approval;
(8) not performing the liability concerning the report, making open and publishing of related documents and information according to stipulations;
(9) forging, tampering with or destroying business records, accounting books or other documents related to the issue and transaction of stock;
(10) other illegal dealings of the issue and transaction of stock and related activities.

The stock limited company that has the activities set forth in the preceding section shall be subjected to suspension of its qualification of issuing stock if the case is serious; the securities operation organ that has the activities set forth in the preceding section shall be subjected to restriction or suspension of its securities operation business or revocation of its securities operation business license if the case is serious.

Article 75 The penalties stipulated in Article 70, Article 71, Article 72 and Article

74 herein shall be determined by the organ designated by the Securities Commission; the penalty of an important case shall be submitted to the Securities Commission to determine.. The penalty stipulated in Article 73 herein shall be determined by department concerned within its scope of functions and powers.

Article 76 In case the members or the employees of the listing company and stock exchange or other self-discipline management organizations in the securities business violate the provisions of these regulations, they shall be subjected to the administrative penalty according to the stipulation of this regulations; besides, they shall be punished by the stock exchange or other self-discipline management organizations according to the constitution or the self-discipline rules.

Article 77 Those who violate the provisions of these regulations and inflict losses to others shall bear the civil responsibility of indemnity according to law.

Article 78 Those who violate the provisions of these regulations and constitute a crime shall be subjected to criminal responsibility.

Chapter Eight Arbitration of Dispute

Article 79 Should there be any dispute related to the issue and transaction of stock, the parties concerned may apply with the arbitration organ for conciliation or arbitration pursuant to the provision of their agreement.

Article 80 Disputes arisen from the issue and transaction of stock between securities operation organs or between the securities operation organ and stock exchange site shall conciliated or arbitrated by the arbitration organ approved to set up or designated by the Securities Commission.

Chapter Nine Supplementary Articles

Article 81 The implied meaning of the following phrases used in these regulations:

(1) "stock" refers to a transferable written certificate issued by a stock limited company, showing its stockholder shall enjoy rights and bear liabilities according to the shares held.

"stock in the form of bookkeeping note" refers to the written register made by the issuer in the unified form formulated by the Securities Supervision Committee carrying the rights of the stockholders.

"stock in the form of physical note" refers to the written certificate of stock printed by the issuer in a printing organ designated by the Securities Supervision Committee.

(2) "ordinary stock issued outside" refers to the ordinary stock beyond the company's inventory.

(3) "issuing openly" refers to the offer invitation, offer or selling activities made to the public other than the issuer by the issuer through the securities operation

organ.

(4) "underwriting" refers to the activity of the securities operation organ to sell the issuer's stock in the form of exclusive sale or sale by proxy according to agreement.

(5) "underwriting organ" refers to the securities operation organ that sells stock for the issuer in the form of exclusive sale or sale by proxy.

(6) "exclusive sale" refers to a form of underwriting in which the underwriting organ buys all the unsold stock after the conclusion of the term of issue.

(7) "sale by proxy" refers to a form of underwriting in which the underwriting organ sells stock by proxy and returns all the unsold stock to the issuers or the exclusive underwriter.

(8) "publishing" refers to the activity that the documents stipulated by this regulations to be disclosed shall be published in the magazines and newspapers designated by the Securities Supervision Committee.

(9) "making open" refers to the activity that the documents stipulated by this regulations to be disclosed shall be put in the business place of the issuer and the underwriting organ and the office of the Securities Supervision Committee for the reference of investors.

(10) "offer" refers to a verbal or written expression given to a specified person or unspecified person to buy or sell a certain stock.

(11) "offer invitation" refers to an expression suggesting others to make an offer to oneself.

(12) "preacceptance" refers to a preliminary expression that the offeree agrees to accept an offer but it does not constitute a commitment before the expiration of the offer.

(13) "listing company" refers to a stock limited company whose stock has been approved to be transacted in the stock exchange site.

(14) "inside persons" refers to persons that can contact or obtain inside information because they hold issuer's stock or assume the post of director, supervisor, or higher management or because of their social status, managing status, supervision status or professional status or as employee or professional consultant to perform duties.

(15) "inside information" refers to important information which has not been made open and may exert influence on the price of stock but which is known to the issuer, securities operation organ, legal person having the intention of purchasing, securities supervision and administration organ, securities business self-discipline management organization and persons who have close contacts with such organs.

(16) "stock exchange site" refers to the stock exchange approved to carry on the transaction of stock and the securities transaction price reporting system.

(17) "managing persons of securities business" refers to employees in the securities management department and securities business self-discipline management organization.

(18) "persons engaged in securities business" refers to employees in the organs that

are engaged in the issue, transaction and other related businesses.

Article 82 The regulations on the administration of the stock operation organ and the stock exchange shall be formulated separately.

These regulations does not apply to stock held by company's internal employees.

Article 83 The Securities Commission shall be responsible for the interpretation of these regulations.

Article 84 These regulations shall be implemented since the date of promulgation.

RECEIVED
2008 MAY 13 P 1:1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中国证券监督管理委员会关于发布《公开发行股票公司信息披露实施细则(试行)》的通知

中国证券监督管理委员会关于发布《公开发行股票公司信息披露实施细则（试行）》的通知

证监上字[1993]43号

1993年6月12日

各省、自治区、直辖市、计划单列市政府证券主管部门，国家有关部委，上海、深圳证券交易所，各上市公司：

为了维护我国证券市场的良好秩序，促进证券业务的健康发展，保护投资者的合法权益和社会公众的基本利益，中国证监会根据国务院《股票发行与交易管理暂行条例》的有关规定，制定了《公开发行股票公司信息披露实施细则（试行）》。现发给你们，请在从事与证券业务有关的工作时，认真执行本细则的规定，并把在执行过程中所遇到的问题转告证监会。

附件：《公开发行股票公司信息披露实施细则（试行）》

公开发行股票公司信息披露实施细则（试行）

第一章　总则

第一条　根据《股票发行与交易管理暂行条例》（以下简称《条例》）和《股份有限公司规范意见》关于上市公司信息披露的规定，制定本细则。

第二条　中国证券监督管理委员会（以下简称证监会）依照法律、法规的规定，监督公开发行股票的公司按照法律、法规的要求披露信息。

第三条　所有在中华人民共和国境内公开发行股票的公司的招股说明书均须在证监会登记注册。凡在证监会登记注册公开发行股票的公司均必须按照本细则的要求披露信息。

除前款外，本细则还适用于持有一个公司5％以上发行在外普通股的法人和收购上市公司的法人。

第四条　股份有限公司公开发行股票、将其股票在证券交易场所交易，必须公开披露的信息包括（但不限于）：

（一）招股说明书；

（二）上市公告书；

（三）定期报告，包括：年度报告和中期报告；

（四）临时报告，包括：重大事件公告和收购与合并公告。

公开披露的信息应当用中文表述；发行B股的公司公开披露信息，如有必要，还应当用英文表述。英译文本的字义和词义与中文本有差异时，以中文本为准。

第五条　公司的全体发起人或者董事必须保证公开披露文件内容没有虚假、严重误导性陈述或重大遗漏，并就其保证承担连带责任。

公开披露文件涉及财务会计、法律、资产评估等事项的，应当由具有从事证券业务资格的会计师事务所、律师事务所和资产评估机构等专业性中介机构审查验证，并出具意见。专业性中介机构及人员必须保证其审查验证的文件的内容没有虚假、严重误导性陈述或者重大遗漏，并且对此承担相应的法律责任。

承销股票的证券经营机构必须对招股说明书内容的真实性、准确性、完整性进行认真查核，保证经其查核的文件内容没有虚假、严重误导性陈述或者重大遗漏，并且对此承担相应的法律责任。

第二章　招股说明书与上市公告书

第六条　股份有限公司发行股票，应当根据《条例》第十五条编制招股说明书，向社会公开披露有关信息。其股票获准在证券交易场所交易时，上市公司应当编制上市公告书，向社会公开披露有关信息。

招股说明书的具体内容与格式见《公开发行股票公司信息披露的内容与格式准则》（以下简称准则）第一号。

第七条　公开发行股票的公司编制完成招股说明书后，应当将经签署的招股说明书和招股说明书概要（具体编制内容见准则第一号）随其他发行申请文件一并报送当地省或计划单列市一级政府或中央企业主管部门。经上述部门批准后，将上述文件一式十二份报送证监会复审。获准公开发行股票后，发行人及其承销商应当在承销期开始前二至五个工作日内将招股说明书概要（一万字左右，对开报纸一整版）刊登在至少一种由证监会指定的全国性报刊上，并将招股说明书放置在发行人公司所在地、拟挂牌交易的证券交易场所、各承销机构及发售网点，供公众查阅，并且在发售网点全文张贴，同时报送证监会十份，以供备案和投资公众查阅。

第八条　在公开发行股票的申请获批准后，且招股说明书失效之前，如果发生不修改招股说明书就会产生误导的事件，发行人与其承销商有责任对招股说明书作出相应的修改。发行人对经证监会复审后的招股说明书（包括招股说明书概要）作出的任何改动，必须在招股说明书（包括招股说明书概要）公布之前报证监会审核。

第九条　公司编制的上市公告书的内容应当符合《条例》第三十四条所列事项以及批准其挂牌交易的证券交易场所上市规则中的有关要求。

上市公告书中载有财务会计资料的，其资产负债表报表日和利润表及其他规定的报表的报告期间终止目距挂牌交易首日不得超过一百八十日，其盈利预测期间自挂牌交易首日起至盈利预测期间终止日，不得少于九十日。

第十条　自发行结束日到挂牌交易首日不超过九十日，或招股说明书尚未失效的，发行人可以编制简要上市公告书。简要上市公告书应当包括《条例》第三十四条（一）、（二）、和（三）的内容，并且应当指明该公司发行该种股票的招股说明书曾于何时刊登在何种报刊的何版上。但如果因编制简要上市公告书而省略的事项在该期间发生重大变化，发行人及其上市推荐人有义务作出说明。

自发行结束日到挂牌交易首日超过九十日、并且招股说明书已失效的，发行人编制上市公告书应当包括《条例》第三十四条的全部内容。

发行人在其股票挂牌交易首日前三个工作日内，应当将简要上市公告书全文或不超过一万字的上市公告书概要刊登在至少一种证监会指定的全国性报刊上，并将上市公告书备置于发行人所在地、拟挂牌交易的证券交易场所、有关证券经营机构及其网点，供公众查阅，同时报送证监会一式十份，以供投资公众查阅。

第十一条　在股票公开发行期间，与发行有关的、应当公开的信息，例如股票认购表抽签结果、交款的地点与时间等，也应在至少一种证监会指定的全国性报刊上及时公告。

第十二条　公开发行股票的公司，如果进行股票配售，其信息披露按照《条例》中新发行股票的有关规定办理。

第三章　定期报告

第十三条　公司应当在每个会计年度中不少于两次向公众提供公司的定期报告。定期报告包括中期报告和年度报告。定期报告的格式和表式执行定期报告的内容与格式准则的规定。在定期报告的内容与格式准则公布前，中期报告的内容应当

包括《条例》第五十八条所列事项，年度报告的内容应当包括《条例》第五十九条所列事项。

第十四条　公司应当于每个会计年度的前六个月结束后六十日内编制完成中期报告。报告完成后应立即向证监会报送十份备案，并将不超过四千字的报告摘要刊登在至少一种证监会指定的全国性报刊上。同时，将中期报告备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，以供投资公众查阅。除特殊情况外，中期报告毋须经会计师事务所审计。

第十五条　公司应当在每个会计年度结束后一百二十日内编制完成年度报告。报告完成后应当立即报送证监会十份备案，并在年度股东会召开之前至少二十个工作日，将不超过五千字的报告摘要刊登在至少一种证监会指定的全国性报刊上，同时将年度报告备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，以供投资公众查阅。

第十六条　凡既发行了社会公众股，又发行了人民币特种股，或在国内、国外交易场所均挂牌交易的公司，其中期报告和年度报告应同时向国内和国外投资者公布。

第四章　临时报告——重大事件公告

第十七条　公司发生重大事件，应当编制重大事件公告书向社会披露。重大事件是指可能对公司的股票价格产生重大影响的事件，包括（但不限于）以下情况：

（一）《条例》第六十条所列事项；

（二）公司章程的变更、注册资金和注册地址的变更；

（三）发生大额银行退票（相当于被退票人流动资金的５％以上）；

（四）公司更换为其审计的会计师事务所；

（五）公司公开发行的债务担保或抵押物的变更或者增减；

（六）股票的二次发行或者公司债到期或购回，可转换公司债依规定转为股份；

（七）公司营业用主要资产的抵押、出售或者报废一次超过该资产的３０％；

（八）发起人或者董事的行为可能依法负有重大损害赔偿责任；

（九）股东大会或者公司监事会议的决定被法院依法撤销；

（十）法院作出裁定禁止对公司有控股权的大股东转让其股份；

（十一）公司的合并或者分立。

前款未作规定但确属可能对公司股票价格产生重大影响的事件也应当视为重大事件。

第十八条　公司在发生无法事先预测的重大事件后一个工作日内，应当向证监会作出报告；同时应当按其挂牌的证券交易场所的规定及时报告该交易场所。公司在重大事件通告书编制完成后，应当立即报送证监会十份供备案，并备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，供公众查阅。

第十九条　公司认为有必要通过新闻媒介披露某一重大事件时，应当在公开该重大事件前向证监会报告其披露方式和内容。如果证监会认为有必要时可对披露时机、方式与内容提出要求，公司应当按照证监会的要求进行披露。

第五章　临时报告——公司收购公告

第二十条　法人发生《条例》第四十七条所列的持股情况时，应当按照证监会制定的准则规定的内容和格式将有关情况刊登在至少一种证监会指定的全国性报刊上。

第二十一条　法人发生《条例》第四十八条所列的持股情况时，除按照该条规定作出报告外，还应当自该条所列事实发生之日起四十五日内向该公司所有股东发出收购公告书，将不超过五千字的收购公告书概要刊登在至少一种证监会指定的全国性报刊上，同时向证监会报送十份供备案，并备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，以供公众查阅。

第二十二条　收购公告书应当包括（但不限于）以下事项：

（一）收购人名称、所在地、所有制性质及收购代理人；

（二）收购人的董事、监事、高级管理人员名单及简要情况；收购人为非股份有限公司者，其主管机构、主要经营管理人员及主要从属和所属机构的情况；

（三）收购人的董事、监事、高级管理人员及其关联公司持有收购人和被收购人股份数量；

（四）持有收购人５％以上股份的股东和最大的十名股东名单及简要情况；

（五）收购价格、支付方式、日程安排（不得少于二十个工作日）及说明；

（六）收购人欲收购股票数量（欲收购量加已持有量不得低于被收购人发行在外普通股的５０％）；

（七）收购人和被收购人的股东的权利和义务；

（八）收购人前三年的资产负债、盈亏概况及股权结构；

（九）收购人在过去十二个月中的其他收购情况；

（十）收购人对被收购人继续经营的计划；

（十一）收购人对被收购人资产的重整计划；
（十二）收购人对被收购人员工的安排计划；
（十三）被收购人资产重估及说明；
（十四）收购后，收购人或收购人与被收购人组成的新公司的章程及有关内部规则；
（十五）收购后，收购人或收购人与被收购人组成的新公司对其关联公司的贷款、抵押及债务担保等负债情况；
（十六）收购人、被收购人各自现有的重大合同及说明；
（十七）收购后，收购人或收购人与被收购人组成的新公司的发展规划和未来一个会计年度的盈利预测；
（十八）证监会要求载明的其他事项。

第六章 其他信息披露

第二十三条 在发生《条例》第六十一条所述情况时，上市公司应当立即在至少相同范围内作出澄清，并将事情的全部情况立即通知证监会和其股票挂牌交易的证券交易场所。

第七章 信息事务管理

第二十四条 公司应当指定专人负责信息披露事务，包括与证监会、证券交易场所、有关证券经营机构、新闻机构等的联系，并回答社会公众提出的问题。公司负责信息披露事务的人员应当将本人姓名、联系地址和邮政编码、办公室电话号码、图文传真号码等信息，以书面形式报告证监会。

第二十五条 公司除应当遵照本细则的各项规定公开披露信息外，还应遵守其股票挂牌交易的证券交易场所关于信息披露的规定。

第二十六条 公司应按照《条例》第六十三条的规定，在证监会指定的全国性报刊中自行选择至少一家披露信息。任何机构与个人不得干预。

公司除在证监会指定的全国性报刊上披露信息外，还可以根据需要在其他报刊上披露信息，但必须保证：

（一）指定报刊不晚于非指定报刊披露信息；
（二）在不同报刊上披露同一信息的文字一致。

第二十七条 公司公开披露信息的各种文件译成英文的，英译文应该刊登在至

少一种证监会指定的英文报刊上。

第八章　附则

第二十八条　凡违反本规定的个人与机构，按照《条例》第七章有关条款处理。

第二十九条　本细则由证监会负责解释。

第三十条　有关地方法规中凡与本细则相抵触的规定，均以本细则为准。

第三十一条　本细则自公布之日起施行。

Translation

Notice for Publicizing "Implementation Detailed Rules on Information Disclosure by Companies with Publicly Issued Stocks (Trial Version)" by Securities Regulatory Commission

On June 12, 1993
By Securities Regulatory Commission

Securities Authorities of All Provinces, Autonomous Regions, Municipalities and Cities with Separate Planning, Relevant Bureaus and Commission of the State, Shanghai and Shenzhen Securities Exchange, All Listed Companies:

In order to safeguard the order of securities market in China, promote the healthy development of securities business, protect the legal rights of the investors and the basic benefit of the general public, China Securities Regulatory Commission formulates this "Implementation Detailed Rules on Information Disclosure by Companies with Publicly Issued Stocks (Trial Version)" in accordance with relevant provisions of "Provisional Regulations on Stock Issuance and Transaction Administration" by the State Council. We hereby send the foregoing to you and you are advised to strictly perform the provisions in this Detailed Rules for relevant securities business and send back the problems encountered in the performance to Securities Regulatory Commission.

Attachment: Implementation Detailed Rules on Information Disclosure by Companies with Publicly Issued Stocks (Trial Version)

Chapter One General Provisions

Article One This Detailed Rules is formulated in accordance with provisions concerning information disclosure of listed companies in "Provisional Regulations on Stock Issuance and Transaction Administration" and "Opinions on Standardizing Stock Companies Limited".

Article Two China Securities Regulatory Commission (hereinafter referred to as Securities Regulatory Commission), by provisions in laws and regulations, supervises the companies with publicly issued stocks in information disclosure according to law and regulations.

Article Three The Explanation to Raising Stock Capital of the companies which publicly issue stocks in the People's Republic of China must be registered at Securities Regulatory Commission. All the companies that have registered at Securities Regulatory Commission for publicly issuing stocks must disclose information according to the requirements in this Detailed Rules.

Apart from the foregoing, this Detailed Rules is also applicable to legal entities that hold over 5% of the common external stocks of a company and legal entities that has purchased a listed company.

Article Four In regard to stock issuance by limited companies and the transaction of stocks in securities exchange, the information that must be disclosed includes (but is not limited to) the following:

(1) Explanation to Raising Stock Capital;
(2) Announcement on Listing;
(3) Regular Reports, including Annual Reports and Medium-term Reports;
(4) Temporary Reports, including Announcements on Major Events, Purchase and Merger Announcements

The information to be disclosed publicly must be in Chinese; companies that have issued B stocks shall also disclose information in English if necessary. Should there be any discrepancies between the English version and the Chinese version, the latter shall prevail.

Article Five Initiators or directors of the company must ensure that the disclosed information does not include any false or severely misleading statements or major omissions and bear related obligations for their guarantee.

Should the publicly disclosed documents be related to financial accounting, law, assets appraisal issues, certified public accountants firms, law firms, assets appraisal organizations and other specialized agencies with securities business qualifications shall examine and verify such documents and issue their opinion. Specialized agencies and their staff must guarantee that the examined and verified documents consist no false or severely misleading statements or major omissions and bear related obligations for their guarantee.

Securities operation organs selling the stocks must carry out careful verification on the truthfulness, accuracy and completeness of the Explanation to Raising Stock Capital, guarantee that the examined and verified documents consist no false or severely misleading statements or major omissions and bear related obligations for their guarantee.

Chapter Two Explanation to Raising Stock Capital and Announcement on Listing

Article Six In regard to stock issuance, limited companies shall compile Explanation to Raising Stock Capital according to Article 15 of the Rules and disclose relevant information to the public. On acquiring approval to transact its stocks at securities

exchange, the listed company shall compile Announcement on Listing and disclose relevant information to the public.

Please see No. 1 in Contents and Format Standard of Information Disclosure by Companies with Publicly Issued Stocks (hereinafter referred to as the Standard) for specific contents and format of Explanation to Raising Stock Capital.

Article Seven After the compiling of Explanation to Raising Stock Capital, the companies with publicly issued stocks shall submit the signed Explanation to Raising Stock Capital and its Summary (see No. 1 in Standard for specific contents) together with other issuance application documents to the local provincial government or municipal government of cities with separate planning or to competent authorities for enterprises in central government. After the approval by the foregoing authorities, the above documents shall be submitted in 12 copies to Securities Regulatory Commission for review. After being approved for issuing stocks publicly, the issuer and the stock seller shall publish the Summary of Explanation to Raising Stock Capital (about 10,000 words, covering a whole page of newspaper) on at least one national newspaper designated by the Securities Regulatory Commission 2 – 5 working days before stock selling, place Explanation to Raising Stock Capital at issuer's company address, securities exchange to handle the transaction, all selling organizations and issuing spots for public reference, display the whole text at issuing spots and submit 10 copies to Securities Regulatory Commission for file and inquiry by investors.

Article Eight After the approval of application for public issuance of stocks and before the expiration of Explanation to Raising Stock Capital, should Explanation to Raising Stock Capital have any misleading factors that require amendments, the issuer and the stock seller shall be responsible for relevant amendments on the Explanation to Raising Stock Capital. Any amendments by the issuer to the Explanation to Raising Stock Capital (including its Summary) re-examined by Securities Regulatory Commission must be submitted to Securities Regulatory Commission for approval upon examination before the publicizing of Explanation to Raising Stock Capital (including its Summary).

Article Nine The contents of Announcement on Listing compiled by the company shall conform to relevant requirements in Article 34 of the Rules and listing rules of the securities exchange which approves its listing.

Should there be financial accounting information in the Announcement on Listing, the date of Balance sheet, Profit Statement and the ending date of other required statements must not be over 180 days before the first day of transaction on listing. Its profit estimation term from the first day of transaction on listing to the closing day of profit estimation must not be below 90 days.

Article Ten Should there be below 90 days between the issuance closing day and the day of transaction on listing, or should the Explanation to Raising Stock Capital be valid, the issuer can compile a brief Announcement on Listing. The brief Announcement on Listing shall include the issues in (1), (2) and (3) of Article 34 of the Rules and shall specify the time of publication and the place of publication concerning the Explanation to Raising Stock Capital for the issuance of said stock by the company. Should the omitted issues in the brief Announcement on Listing undergo major changes during the period, the issuer and the listing recommender have the obligation to explain.

Should there be over 90 days between the issuance closing day and the day of transaction on listing, or should the Explanation to Raising Stock Capital be invalid, the issuer shall include all the contents in Article 34 of the Rules in its Announcement on Listing.

Within 3 working days before the first day of transaction on listing, the issuer shall publish its brief Announcement on Listing or its Announcement on Listing (below 10,000 words) on at least one national newspaper designated by Securities Regulatory Commission, display the Announcement on Listing at issuer's company address, securities exchange to handle the transaction, relevant securities operation organs and their issuing spots for public reference and submit 10 copies to Securities Regulatory Commission for inquiry by investors.

Article Eleven During the public issuance of the stocks, information related to issuance and required to be publicized, e.g. result of stock subscription lot, payment time and place, shall also be timely publicized on at least one national newspaper designated by Securities Regulatory Commission.

Article Twelve Should companies that issue stocks publicly sell stocks on ration, the information disclosure shall conform to relevant provisions concerning newly-issued stocks in the Rules.

Chapter Three Regular Report

Article Thirteen The company shall provide the public with regular report of the company at least twice for each accounting year. The regular report includes medium-term report and annual report. The format and forms of the regular report shall conform to the contents and format in the standard. Before the publicizing of the content and format standard of the regular report, the content in medium-term report shall include the issues in Article 58 of the Rules and the content in annual report shall include the issues in Article 59 of the Rules.

Article Fourteen The company shall compile a medium-term report within 60 days after the completion of the first 6 months of each accounting year. After

completion, the report must be submitted in 10 copies to Securities Regulatory Commission for file without delay; a Summary to the report of less than 4000 words shall also be published on at least on national newspaper designated by Securities Regulatory Commission. At the same time, the medium-term report shall be displayed at issuer's company address, securities exchange to handle the transaction, relevant securities operation organs and their issuing spots for public reference.

Article Sixteen In regard to companies that have issued both public stocks and special RMB stocks, or the companies that have been listed both in domestic and overseas exchange, the medium-term report and annual report shall be publicized to domestic and overseas investors simultaneously.

Chapter Four Temporary Report – Announcement on Major Events

Article Seventeen In case of major events, the company shall compile Announcement on Major Events and disclose such to the public. Major events refer to the events that may have important influence on the price of the company's stocks, including (but not limited to) the following:

(1) Issues in Articles 60 of the Rules;
(2) Amendments to Articles of Association, registered capital and registered address;
(3) Large amounts of dishonored bills by the bank (accounting for over 5% of the current capital);
(4) The company alters the certified public accountants firm for auditing;
(5) Alteration, increase or decrease of guaranty or liability guarantee publicly issued by the company;
(6) The second issuance of the stocks or the maturity or back-purchase of the company debts; transferable company debt turning to stocks according to provisions;
(7) The one-time mortgage, sale or discard of major assets of the company surpasses 30% of the said assets;
(8) The conducts of the initiators or directors may be liable for severe loss compensation according to law;
(9) The resolutions of shareholders' meeting or supervisors' meeting have been discharged by court according to law;
(10) The court has ruled against the major shareholders of the company to transfer their shares;
(11) The merger or separation of the company.

Other events that have not been specified above but may have important influence on the price of the company stocks shall also be counted as major events.

Article Eighteen In case of the occurrence of major events that may not possibly

be foreseen, the company shall report to Securities Regulatory Commission and to its listing securities exchange according to its rules. After compiling Announcement on Major Events, the company shall submit 10 copies to Securities Regulatory Commission for file and display the said announcement at issuer's company address, securities exchange handling the transaction, relevant securities operation organs and their issuing spots for public reference.

Article Nineteen Should the company consider it necessary to disclose certain major events via mass media, it shall report to Securities Regulatory Commission the means and contents of its disclosure before publicizing such major event. Should the Securities Regulatory Commission can make requirements for the time, means and contents of disclosure as it considers necessary and the company shall disclose such according to the requirements of the Securities Regulatory Commission.

Chapter Five Temporary Report – Announcement on Company Purchase

Article Twenty Should any cases concerning shareholding in Article 47 of the rules happen to the legal entities, relevant information shall be published on at least one national newspapers designated by the Securities Regulatory Commission in the format and the form provided in the standards formulated by Securities Regulatory Commission.

Article Twenty-one Should any cases concerning shareholding in Article 48 of the rules happen to the legal entities, apart from making such reports according to provisions in the said rule, an Announcement on Purchase shall be issued to all shareholders within 45 days since the occurrence of such event. An Announcement on Purchase of not more than 5000 words shall be published on at least one national newspapers designated by the Securities Regulatory Commission and the legal entity shall submit 10 copies to Securities Regulatory Commission for file and display the said announcement at issuer's company address, securities exchange handling the transaction, relevant securities operation organs and their issuing spots for public reference.

Article Twenty-two The Announcement on Purchase shall include (but not limited to) the following issues:

(1) Name, address and ownership nature of the purchaser and its agent;
(2) A list and brief of directors, supervisors, senior management staff other purchaser; in case of the purchaser being non-stock company limited, information concerning the competent authority, major management staff and major subordinates and affiliates;
(3) The quantity of stocks of the purchaser and of the company to be purchased held by the directors, supervisors and senior management staff of the purchaser and its affiliates.

(4) A list and brief of the shareholders holding over 5% of the purchaser's stocks and the top ten shareholders;
(5) Price of purchase, payment means, schedule (no less than 20 working days) and explanations;
(6) The quantity of stocks considered to purchase by the purchaser (the quantity considered plus the quantity already held should be no less than 50% of the external common stocks of the company to be purchased.);
(7) The rights and obligations of the shareholders of the purchaser and of the company to be purchased;
(8) The assets and liabilities, loss and profit brief and stock right structure of the purchaser for the past 3 years;
(9) Specifics of other purchases by the purchaser in the past 12 months;
(10) The purchaser's plan for continued operation of the company to be purchased;
(11) The purchaser's plan for assets restructuring of the company to be purchased;
(12) The purchaser's plan for staff arrangement of the company to be purchased;
(13) Assets re-appraisal of the company to be purchased and its explanation;
(14) After purchase, the Articles of the Association and relevant internal rules of the new company formed by the purchaser or by the purchaser and the company purchased;
(15) After purchase, the liability status of the new company formed by the purchaser or by the purchaser and the company purchased, e.g. its guarantee on loan, mortgage and liabilities for its relevant companies;
(16) Major contracts presently held by the purchaser and the company to be purchased and their explanations;
(17) After purchase, the development plan and the profit estimation in the coming accounting year of the new company formed by the purchaser or by the purchaser and the company purchased;
(18) Other issues required to be specified by the Securities Regulatory Commission.

Chapter Six Disclosure of other Information

Article Twenty-three Should any cases in Article 61 of the rules occur, the listed company shall clarify such in at least the same range and report the whole thing to Securities Regulatory Commission and securities exchange which conducts the transaction without delay.

Chapter Seven Management of Information Issues

Article Twenty-four The company shall assign specific personnel to be responsible for information disclosure, including coordinating with Securities Regulatory Commission, relevant securities operation organs and mass media organizations and answering questions raised by the public. The persons in charge of

information disclosure shall report in writing to Securities Regulatory Commission their names, address, postal code, office telephone number, fax number, etc.

Article Twenty-five Apart from disclosing information to the public according to the provisions of this Detailed Rules, the company shall also abide by the provisions concerning information disclosure formulated by securities exchange handling the transaction.

Article Twenty-six The company shall abide by provisions in Article 63 of the Rules and select at least one national newspaper designed by Securities Regulatory Commission for information disclosure. No other organizations or individuals shall intervene.

Apart from disclosing information on national newspaper designated by Securities Regulatory Commission, the company can also disclose information on other newspapers and periodicals if necessary, provided that:

(1) The disclosure on the designated newspaper must not be later than that on non-designated newspapers or periodicals;
(2) The wording concerning the same information disclosed on different newspapers must be identical.

Article Twenty-seven Should the documents for information disclosure be translated into English, the English translation shall be published on at least one English newspaper designated by Securities Regulatory Commission.

Chapter Eight Supplementary Articles

Article Twenty-eight Should any individuals or organizations violate the provisions herein, relevant provisions in Chapter Seven of the Rules shall prevail.

Article Twenty-nine This Detained Rules shall be interpreted by Securities Regulatory Commission.

Article Thirty Should there be any discrepancies between local regulations and this Detailed Rules, this Detailed Rules shall prevail.

Article Thirty-one This Detailed Rules shall take effect upon publicizing.

RECEIVED
2008 MAY 13 P 1:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

禁止证券欺诈行为暂行办法

禁止证券欺诈行为暂行办法

1993年8月15日国务院批准　1993年9月2日国务院证券委员会发布

第一条　为禁止证券欺诈行为，维护证券市场秩序，保护投资者的合法权益和社会公共利益，制定本办法。

第二条　本办法所称证券欺诈行为包括证券发行、交易及相关活动中的内幕交易、操纵市场、欺诈客户、虚假陈述等行为。

第三条　禁止任何单位或者个人以获取利益或者减少损失为目的，利用内幕信息进行证券发行、交易活动。

第四条　本办法所称内幕交易包括下列行为：

（一）内幕人员利用内幕信息买卖证券或者根据内幕信息建议他人买卖证券；

（二）内幕人员向他人泄露内幕信息，使他人利用该信息进行内幕交易；

（三）非内幕人员通过不正当的手段或者其他途径获得内幕信息，并根据该信息买卖证券或者建议他人买卖证券；

（四）其他内幕交易行为。

第五条　本办法所称内幕信息是指为内幕人员所知悉的、尚未公开的和可能影响证券市场价格的重大信息。

前款所称重大信息包括：

（一）证券发行人（以下简称“发行人”）订立重要合同，该合同可能对公司的资产、负债、权益和经营成果中的一项或者多项产生显著影响；

（二）发行人的经营政策或者经营范围发生重大变化；

（三）发行人发生重大的投资行为或者购置金额较大的长期资产的行为；

（四）发行人发生重大债务；

（五）发行人未能归还到期重大债务的违约情况；

（六）发行人发生重大经营性或者非经营性亏损；

（七）发行人资产遭受重大损失；

（八）发行人的生产经营环境发生重大变化；

（九）可能对证券市场价格有显著影响的国家政策变化；

（十）发行人的董事长、三分之一以上的董事或者总经理发生变动；

（十一）持有发行人百分之五以上的发行在外的普通股的股东，其持有该种股票的增减变化每达到该种股票发行在外总额的百分之二以上的事实。

（十二）发行人的分红派息、增资扩股计划；
（十三）涉及发行人的重大诉讼事项；
（十四）发行人进入破产、清算状态；
（十五）发行人章程、注册资本和注册地址的变更；
（十六）因发行人无支付能力而发生相当于被退票人流动资金的百分之五以上的大额银行退票；
（十七）发行人更换为其审计的会计师事务所；
（十八）发行人债务担保的重大变更；
（十九）股票的二次发行；
（二十）发行人营业用主要资产的抵押、出售或者报废一次超过该资产的百分之三十；
（二十一）发行人的董事、监事或者高级管理人员的行为可能依法负有重大损害赔偿责任；
（二十二）发行人的股东大会、董事会或者监事会的决定被依法撤销；
（二十三）证券监管部门作出禁止发行人有控股权的大股东转让其股份的决定；
（二十四）发行人的收购或者兼并；
（二十五）发行人的合并或者分立；
（二十六）其他重大信息。
内幕信息不包括运用公开的信息和资料，对证券市场作出的预测和分析。

第六条　本办法所称内幕人员是指由于持有发行人的证券，或者在发行人或者与发行人有密切联系的公司中担任董事、监事、高级管理人员，或者由于其会员地位、管理地位、监督地位和职业地位，或者作为雇员、专业顾问履行职务，能够接触或者获得内幕信息的人员，包括：
（一）发行人的董事、监事、高级管理人员、秘书、打字员，以及其他可以通过履行职务接触或者获得内幕信息的职员；
（二）发行人聘请的律师、会计师、资产评估人员、投资顾问等专业人员，证券经营机构的管理人员、业务人员，以及其他因其业务可能接触或者获得内幕信息的人员；
（三）根据法律、法规的规定对发行人可以行使一定管理权或者监督权的人员，包括证券监督部门和证券交易场所的工作人员，发行人的主管部门和审批机关的工作人员，以及工商、税务等有关经济管理机关的工作人员等；
（四）由于本人的职业地位、与发行人的合同关系或者工作联系，有可能接触或者获得内幕信息的人员，包括新闻记者、报刊编辑、电台主持人以及编排印刷人员等；
（五）其他可能通过合法途径接触到内幕信息的人员。

第七条　禁止任何单位或者个人以获取利益或者减少损失为目的，利用其资金、信息等优势或者滥用职权操纵市场，影响证券市场价格，制造证券市场假象，诱

导或者致使投资者在不了解事实真相的情况下作出证券投资决定，扰乱证券市场秩序。

第八条　前条所称操纵市场行为包括：
（一）通过合谋或者集中资金操纵证券市场价格；
（二）以散布谣言等手段影响证券发行、交易；
（三）为制造证券的虚假价格，与他人串通，进行不转移证券所有权的虚买虚卖；
（四）出售或者要约出售其并不持有的证券，扰乱证券市场秩序；
（五）以抬高或者压低证券交易价格为目的，连续交易某种证券；
（六）利用职务便得，人为地压低或者抬高证券价格；
（七）其他操纵市场的行为。

第九条　禁止任何单位或者个人在证券发行、交易及其相关活动中欺诈客户。

第十条　前条所称欺诈客户行为包括：
（一）证券经营机构将自营业务和代理业务混合操作；
（二）证券经营机构违背代理人的指令为其买卖证券；
（三）证券经营机构不按国家有关法规和证券交易场所业务规则的规定处理证券买卖委托；
（四）证券经营机构不在规定时间内向被代理人提供证券买卖书面确认文件；
（五）证券登记、清算机构不按国家有关法规和本机构业务规则的规定办理清算、交割、过户、登记手续；
（六）证券登记、清算机构擅自将顾客委托保管的证券用作抵押；
（七）证券经营机构以多获取佣金为目的，诱导顾客进行不必要的证券买卖，或者在客户的帐户上翻炒证券；
（八）发行人或者发行代理人将证券出售给投资者时未向其提供招募说明书；
（九）证券经营机构保证客户的交易收益或者允诺赔偿客户的投资损失；
（十）其他违背客户真实意志，损害客户利益的行为。

第十一条　禁止任何单位或者个人对证券发行、交易及其相关活动的事实、性质、前景、法律等事项作出不实、严重误导或者含有重大遗漏的、任何形式的虚假陈述或者诱导、致使投资者在不了解事实真相的情况下作出证券投资决定。

第十二条　前条所称虚假陈述行为包括：
（一）发行人、证券经营机构在招募说明书、上市公告书、公司报告及其他文

件中作出虚假陈述;

（二）律师事务所、会计师事务所、资产评估机构等专业性证券服务机构在其出具的法律意见书、审计报告、资产评估报告及参与制作的其他文件中作出虚假陈述;

（三）证券交易场所、证券业协会或者其他证券业自律性组织作出对证券市场产生影响的虚假陈述;

（四）发行人、证券经营机构、专业性证券服务机构、证券业自律性组织在向证券监管部门提交的各种文件、报告和说明中作出虚假陈述;

（五）在证券发行、交易及其相关活动中的其他虚假陈述。

第十三条　内幕人员和以不正当手段或者其他途径获得内幕信息的其他人员违反本办法,泄露内幕信息、根据内幕信息买卖证券或者建议他人买卖证券的,根据不同情况,没收非法获取的款项和其他非法所得,并处五万元以上五十万元以下的罚款。

内幕人员泄露内幕信息,除按前款的规定予以处罚外,还应当依据国家其他有关规定追究其责任。

第十四条　发行人在发行证券中有内幕交易行为的,根据不同情况,单处或者并处警告、责令退还非法所筹款项、没收非法所得、罚款、停止或者取消其发行证券资格。

第十五条　证券经营机构、证券交易场所以及其他从事证券业的机构有操纵市场行为的,根据不同情况,单处或者并处警告、没收非法所得、罚款、限制或者暂停其（指证券经营机构,下同）证券经营业务、其（指证券交易场所及其他从事证券业的机构,下同）从事证券业务或者撤销其证券经营业务许可、其从事证券业务许可。

第十六条　前条所列以外的机构有操纵市场行为的,根据不同情况,单处或者并处警告、没收非法所得、罚款;已上市的发行人有操纵市场行为,情节严重的,并可以暂停或者取消其上市资格。

第十七条　个人有操纵市场行为的,根据不同情况,没收其非法获取的款项和其他非法所得,并处以五万元以上五十万元以下的罚款。

第十八条　证券经营机构、证券登记或者清算机构以及其他各类从事证券业的

机构有本办法第十条所列行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款、限制或者暂停经营证券业务、其从事证券业务或者撤销其证券经营业务许可、其从事证券业务的许可。

第十九条　证券经营机构、证券登记或者清算机构以及其他各类从事证券业机构有欺诈客户行为的直接责任人，根据不同情况，单处或者并处警告、三万元以上三十万元以下的罚款、撤销其证券经营业务许可、其从事证券业务许可。

第二十条　证券经营机构、专业性证券服务机构有本办法第十二条所列行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款、暂停其证券经营业务、其从事证券业务或者撤销其证券经营业务许可、其从事证券业务许可。

证券交易场所、证券业协会和其他证券业自律性组织有虚假陈述行为的，按照有关规定处罚。

第二十一条　发行人有本办法第十二条所列虚假陈述行为的，根据不同情况，单处或者并处警告、责令退还非法所筹资金、没收非法所得、罚款、暂停或者取消其发行、上市资格。

第二十二条　对与虚假陈述有关的直接责任人员，根据不同情况，单处或者并处警告、没收非法所得、三万元以上三十万元以下的罚款、撤销其从事证券业务的许可或者资格。

第二十三条　实施欺诈客户行为，给投资者造成损失的，应当依法承担赔偿责任。

第二十四条　对违反本办法的单位和个人，中国证券监督管理委员会（以下简称“证监会”）有权进行调查或者会同国家有关部门进行调查；重大案件由国务院证券委员会（以下简称“证券委”）组织调查。

第二十五条　对经调查证明确有违反本办法行为的单位和个人，证监会有权单独实施处罚或者会同国家有关部门实施处罚。证券委指定其他机构处罚的，受指定的机构也可以在职权范围内实施处罚。

多个机构对违反本办法的同一种行为享有处罚权的，实施处罚时应当相互协商，

不得以同一事实和理由重复实施处罚。

第二十六条　对违反本办法的证券管理、监督人员，除依照本办法予以处罚外，证监会有权要求或者建议有关部门依法追究其行政、刑事责任。

第二十七条　社会公众举报证券欺诈行为以及其他证券违法行为，经查证属实的，对举报人给予奖励。

第二十八条　本办法由证券委负责解释。

第二十九条　本办法自公布之日起施行。

Translation

Provisional Measures for Prohibiting Securities Fraud

By Securities Commission,
September 2, 1993

Article One This provisional measures is hereby formulated in order to prohibit securities fraud, safeguard the order of the securities market and protect the legal rights and interests of investors and public interests.

Article Two The securities fraud indicated herein includes the lowdown transaction involved in securities issuance, transaction and other related activities, as well as any actions aimed at manipulating the market, cheating the customers and any false statements.

Article Three Any institution or individual is prohibited to engage in securities issuance and transaction by utilizing lowdown information for institutional or individual profits or for reducing loss.

Article Four The lowdown transaction referred to herein includes the following activities:

(1) The lowdown personnel are engaged in securities transaction or provide others advice related to securities transaction by using lowdown information.
(2) The lowdown personnel disclose lowdown information to others or enable others to carry on lowdown transaction by using such information.
(3) Non-lowdown personnel acquire lowdown information by wrongful or other means and engage in securities transaction or advice others in securities transaction by using such information.
(4) Other activities of lowdown transaction.

Article Five The lowdown information referred to herein means the significant information that is known by the lowdown personnel, yet not publicized and may influence the prices in securities market.

The significant information herein includes the following:

(1) Important contracts signed by the securities issuer (hereinafter referred to as "issuer"); such contracts may have significant influence on the assets, liabilities, rights and interests and operation results of the company.
(2) The operation policies or business scope of the issuer have undergone major changes.
(3) The issuer has made major investments or purchased long-term assets in large amounts.

(4) The issuer has gone under major liabilities.
(5) The issuer fails to pay back major liabilities.
(6) The issuer suffers from major business or non-business losses.
(7) The assets of the issuer suffer from major losses.
(8) The production and business environment of the issuer has undergone major changes.
(9) State policies which may have a major impact on the prices in securities market have undergone changes.
(10) The Chairman of the Board, over 1/3 of the directors or General Manager of the issuer have undergone changes.
(11) The fluctuation of shares by common shareholders who hold over 5% of the external shares of the issuer has reached 2% of the total external shares issued.
(12) The dividend distribution and assets increase plan by the issuer.
(13) Major litigations involving the issuer.
(14) The issuer has gone into bankruptcy or liquidation.
(15) The alteration in the issuer's Articles of Association, registered capital and registered address.
(16) Due to the issuer's insolvency, the dishonored bills from the bank have amounted to over 5% of its current capital.
(17) The issuer has altered the certified public accountants firm which performs auditing for the issuer.
(18) The liability guarantee of the issuer has undergone major changes.
(19) The re-issuance of the shares.
(20) The one-time mortgage, sale or discard of the issuer's major business assets has surpassed the 30% of such assets.
(21) The directors, supervisors or senior administrative officials of the issuer may bear major compensation liabilities.
(22) The decisions by the Shareholders' Meeting, Board of Directors or Supervisors of the issuer have been discharged.
(23) Securities regulatory authority has issued a decision on prohibiting the major shareholders of issuer from transferring its shares.
(24) The acquisition or merger of the issuer.
(25) The consolidation or division of the issuer.
(26) Other significant information

The lowdown information does not include the forecast and analysis of the securities market based on publicized information.

Article Six The lowdown personnel referred to herein means those who have access to lowdown information by holding the securities issued by the issuer, or by being the directors, supervisors and senior administrative officials in the issuer or any companies closely related to the issuer, or by their membership positions, administrative positions, supervision positions and occupational positions, or by

performing their duties as employees or specialist consultants, including:

(1) The directors, supervisors, senior administrative officials, secretary, typist of the issuer and other employees who can have access to lowdown information by performing their duties.
(2) The lawyers, accountants, assets appraisers, investment consultants and other specialists employed by the issuer, the administrative officials and employees of the securities operation institutions, and other people who may have access to lowdown information by performing their duties.
(3) Those who can exercise certain administrative or supervision power over the issuer according to provisions in laws and regulations, including the employees of securities regulatory authority and securities exchange institutions, the employees of issuer's competent authority and examining and approving authority, as well as the employees of industry and commerce authority and economic administrative authority.
(4) Those who may have access to lowdown information because of their occupation, contractual relation with the issuer or working relations, including news reports, periodical editors, radio anchors, printing and typeset personnel, etc.
(5) Other people who may have access to lowdown information through legal means.

Article Seven Any institution or individual is prohibited to manipulate the market, affect the prices in securities market, create false image of securities market, induce investors' investment decision without knowledge of the truth and disturb the order of securities market by using its capital and information advantage or by misuse of its authority for the purpose of gaining profit or decreasing losses.

Article Eight The foregoing activities of manipulating the market include:

(1) manipulating the prices in securities market through conspiracy or concentration of capital;
(2) affecting the issuance and transaction of securities by demagoguery;
(3) conspiring with others in false transaction without transferring the ownership of the securities so as to falsify the prices of securities,
(4) selling or planning to sell securities not actually held so as to disturb the order of securities market;
(5) successively transacting a certain kind of securities so as to raise or discourage the transaction price of the securities;
(6) intentionally discouraging or raising the price of securities by taking advantage of one's position;
(7) other activities that can manipulate the market.

Article Nine Any institution or individual is prohibited to cheat the customers in securities issuance, transaction and other related activities.

Article Ten The foregoing activities that cheat the customers include:

(1) The securities operation institution mixes its own business with agency business.
(2) The securities operation institution disobeys the agent's instruction in doing securities transactions.
(3) The securities operation institution fails to handle securities transaction attorney according to provisions in relevant state laws and securities transaction business rules.
(4) The securities operation institution fails to provide the principal with written confirmation documents of securities transaction within the time prescribed.
(5) The securities registration and liquidation institution fails to handle liquidation, completion, transference and registration procedures according to provisions in relevant state laws and securities transaction business rules.
(6) The securities registration and liquidation institution mortgages the customers' securities kept in its custody without authorization.
(7) For the purpose of gaining more commission, the securities operation institution induces the customer to carry out unnecessary transactions or carries out repeated transactions on the customers' account.
(8) The issuer or issuer's agent fails to provide the investors with subscribing notes on selling the securities.
(9) The securities operation institution guarantees the customers' transaction proceeds or promises to compensate customers for investment losses.
(10) Other activities that go against the customers' true intention and that can harm the customers' rights and interests.

Article Eleven Any institution or individual is prohibited to make any false statement or inducement containing wrong or misleading information or with major information omission concerning the facts, nature, future and legal matters of securities issuance, transaction and other related activities, which can lead to the investors' making decisions without knowing the facts.

Article Twelve The foregoing false statements include:

(1) The false statements made by the issuer and securities operation institution in Explanation of Raising Share Capital, listing announcements, company reports and other documents.
(2) The false statements made by law firms, certified public accountants firms, assets appraisal institutions and other specialized securities service institutions in their legal opinion, auditing reports, assets appraisal reports and other documents.
(3) The false statements made by securities transaction places, securities association and other securities self-disciplinary organizations and which may influence the securities market.
(4) The false statements made by the issuer, securities operation institution,

specialized securities service institution and securities self-disciplinary organizations in the documents, reports and notes submitted to securities regulatory authority.

(5) Other false statements involved in securities issuance, transaction and other related activities.

Article Thirteen Should any lowdown personnel and other people who have obtained lowdown information by wrongful or other means violate the provisions herein by disclosing lowdown information, buying and selling securities or advising others in buying and selling securities according to lowdown information, based on different situations, their illegal gains shall be confiscated and they shall be liable for a fine from RMB50,000 to RMB500,000.

Notwithstanding the above punishment, should any lowdown personnel disclose lowdown information, they shall also be held punishable for their liabilities according to other provisions of the state.

Article Fourteen Should the issuer conduct any act of lowdown transactions, as the case may be, it is subject to any or all of the following: warning, being charged to return illegal revenue, its illegal revenue being confiscated, penalty fine, suspension or termination of its qualifications of issuing securities.

Article Fifteen Should the securities operation institution, securities exchange, and any other institutions engaged in securities business conduct any act of manipulating the market, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated, penalty fine, restriction or suspension or termination of its (i.e. securities operation institution) license for securities operation, or its (i.e. securities exchange and other institutions engaged in securities business) license for securities business.

Article Sixteen Should the institutions other than those named in the above article conduct any act of manipulating the market, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated and penalty fine; should any listed issuer conduct any act of manipulating the market and should the case be severe, it is subject to suspension or termination of its qualification as a listed company.

Article Seventeen Should any individual conduct any act of manipulating the market, as the case may be, he is subject to any or all of the following: warning, his illegal revenue and other illegal income being confiscated, and a penalty fine from RMB50,000 yuan to RMB500,000 yuan.

Article Eighteen Should the securities operation institution, securities registration or liquidation institution or any other institution engaged in securities business

conduct any act specified in Article Ten of this measure, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated and penalty fine, restriction or suspension of its securities operation or securities business, or termination of its license for conducting securities operation business or securities business.

Article Nineteen Should the securities operation institution, securities registration or liquidation institution or any other institution engaged in securities business be the one direct responsible for any act of fraud on the customers, as the case may be, it is subject to any or all of the following: warning, penalty fine from RMB30,000 yuan to RMB300,000 yuan, termination of its license for securities operation business or securities business.

Article Twenty Should the securities operation institution, specialized securities service institution conduct any act specified in Article Twelve herein, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated, penalty fine, suspension of its securities operation business or its securities business and termination of its license for securities operation business and securities business.

Should the securities exchange, securities association and other securities self-disciplinary organization conduct any act of false statement, penalties in relevant regulations shall be applied.

Article Twenty-one Should the issuer conduct any act of false statement specified in Article Twelve herein, as the case may be, it is subject to any or all of the following: warning, being charged to return its illegal revenue, its illegal revenue being confiscated, penalty fine, suspension or termination of its qualification for issuing securities or its qualification as listed company.

Article Twenty-two Those directly responsible for false statement shall, as the case may be, be subject to any or all of the following: warning, illegal revenue being confiscated, penalty fine from RMB30,000 yuan to RMB300,000 yuan, termination of their license or qualification for securities business.

Article Twenty-three Those who conduct any act of fraud on the customers and have incurred damage shall bear compensation liability according to law.

Article Twenty-four As for the institutions or individuals who have breached provisions herein, China Securities Regulatory Commission (hereinafter referred to as "Securities Regulatory Commission") shall have be entitled to carry out investigation by itself or with relevant state authorities; major cases shall be under the investigation of Securities Commission of the State Council (hereinafter referred to as "Securities Commission").

Article Twenty-five Through investigation, should any institution or individual be confirmed to have breached provisions herein, the Securities Regulatory Commission shall be entitled to execute penalty by itself or together with relevant state authorities. Should the Securities Commission designate other authorities to conduct the penalty, the designated authority may conduct the penalty within its power and function.

Should more than one authority be entitled to conduct penalty over the same act that breaches provisions herein, they shall consult with each other to prevent repeated penalty on the same case and for the same reason.

Article Twenty-six As for the securities administrative or supervision personnel, besides the penalty provided in this measure, the Securities Regulatory Commission shall be entitled to demand or advise relevant authority to hold them for administrative and criminal liabilities.

Article Twenty-seven Should the public disclose any act of securities fraud and other illegal act concerning securities, once the case is confirmed, the prosecutor shall be entitled to rewards.

Article Twenty-eight This document shall be interpreted by the Securities Commission.

Article Twenty-nine This document shall take effect upon its publication.

RECEIVED
2003 MAY 13 P 1:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

国务院证券委员会关于发布《股份有限公司境内上市外资股规定的实施细则》的通知

国务院证券委员会关于发布《股份有限公司境内上市外资股规定的实施细则》的通知

(1996 年 5 月 3 日　　证委发[1996]9 号)

各省、自治区、直辖市及计划单列市人民政府，国务院各部委，各直属机构：

根据《国务院关于股份有限公司境内上市外资股的规定》第二十七条，国务院证券委员会制定了《股份有限公司境内上市外资股规定的实施细则》，现予发布。

附：股份有限公司境内上市外资股规定的实施细则

附：

股份有限公司境内上市外资股规定的实施细则

第一章　总　则

第一条　为了加强对股份有限公司境内上市外资股发行、交易及其相关活动的监督和管理，保护投资人的合法权益，根据《国务院关于股份有限公司境内上市外资股的规定》（以下简称《规定》），制定本实施细则。

第二条　境内上市外资股的发行、交易及其相关活动，应当遵守《规定》和本实施细则。

《规定》和本实施细则未作规定的，适用国家其他证券法律、法规的有关规定。

第三条　经国务院证券委员会（以下简称国务院证券委）或由国务院证券委报经国务院批准，股份有限公司（以下简称公司）可以向特定的、非特定的境内上市外资股投资人募集股份，其股票可以在境内证券交易所上市。

前款所称公司，包括已经成立的公司和经批准拟成立的公司。

第二章　发行与上市

第四条　申请首次发行境内上市外资股的公司，应当向省、自治区、直辖市人民政府或者国务院有关企业主管部门提出申请。

省、自治区、直辖市人民政府或者国务院有关企业主管部门对公司申请审查

后，认为符合《规定》所列发行境内上市外资股条件的，可以向国务院证券委推荐，并向国务院证券委报送下列文件：

（一）推荐文件；

（二）公司申请文件；

（三）公司符合《规定》所列发行境内上市外资股条件的说明材料和有关文件；

（四）公司所募资金运用的可行性报告；

（五）经具有从事证券业务资格的中国注册会计师审阅的公司前一年度资产负债表、损益表；

（六）公司当年税后利润预测；

（七）尚未设立公司的，发起人对拟投入公司的资产价值估算意见；

（八）具有承销资格的证券经营机构就公司发行前景所作的分析报告；

（九）国务院证券委要求的其他文件。

第五条　国务院证券委收到本实施细则第四条规定的文件后，会商国务院有关部门选定可以发行境内上市外资股的公司，并将结果通知省、自治区、直辖市人民政府或者国务院有关企业主管部门。

第六条　被选定发行境内上市外资股的公司，应当将《规定》第十一条或第十二条所列文件报经省、自治区、直辖市人民政府或者国务院有关企业主管部门核报中国证券监督管理委员会（以下简称中国证监会）审核。

第七条　已发行境内上市外资股的公司申请再次募集境内上市外资股的（公司向现有股东配股除外），应当将《规定》第十二条所列文件报经省、自治区、直辖市人民政府或者国务院有关企业主管部门核报中国证监会审核。

第八条　如有境外会计师事务所、律师事务所、评估机构等专业机构为公司发行境内上市外资股出具有关专业文件的，公司在根据本实施细则第六条、第七条报送申请文件时，应当将该有关专业文件同时报送。

国家对前款所述机构的资格有要求的，应当符合国家有关规定。

第九条　公司依据本实施细则第六条、第七条报送的文件中，有关承销协议、招股说明书等可以是草签或者是尚未签字、盖章但经有关当事人确认的文件。

第十条　中国证监会对省、自治区、直辖市人民政府或者国务院有关企业主管部门核报的公司申请文件进行审核，经审核同意的，报国务院证券委批准；拟发行

境内上市外资股的面值总额超过三千万美元的，由国务院证券委报经国务院批准。

公司在发行境内上市外资股前，应当向中国证监会报送正式签署的承销协议、招股说明书等，领取批准文件，即可发行境内上市外资股。

第十一条《规定》和本实施细则所称招股说明书，可以是信息备忘录或者其他形式的招股说明材料。

第十二条　公司发行境内上市外资股，应当在境内按照中国有关法律、法规要求的内容、格式和披露方式披露招股说明书；其在境外向投资者提供的招股说明书，除募集行为发生地法律另有规定外，应当按照中国有关法律、法规要求的内容制作和提供。

公司在境内、外提供的招股说明书，在内容上不得相互矛盾，并不得有重大遗漏、严重误导或者虚假陈述。

第十三条　公司向现有股东配股，应当符合中国证监会发布的关于上市公司配股的有关规定。

第十四条　公司根据本实施细则第七条、第十三条报送申请文件时，应当同时报送下列文件：

（一）股东会议通知以及对通知情况的说明；

（二）公司内资股股东和外资股股东出席会议及表决情况。

第十五条　公司在发行计划确定的股份总数内发行境内上市外资股，经国务院证券委批准，可以与包销商在包销协议中约定，在包销数额之外预留不超过该次拟募集境内上市外资股数额百分之十五的股份。预留股份的发行视为该次发行的一部分。

第十六条　境内上市外资股承销期不得超过九十日。

第十七条　境内上市外资股主承销商应当于承销结束后十五日内，向中国证监会提交承销报告及前十名最大境内上市外资股股东名单和所持股份数额。承销报告应当详细说明承销过程和结果。

第十八条　境内证券经营机构因包销业务而持有境内上市外资股，应当向中国证监会报告，并应当遵守有关信息披露的规定。

第十九条　承销协议的订立、履行和争议的解决，应当适用国家法律、法规的有关规定。

第二十条　公司应当在下列文件齐备后七日内报送中国证监会备案：

（一）经二名以上具有从事证券业务资格的中国注册会计师及其所在事务所签字、盖章的关于所募资金的验资报告；

（二）公司营业执照（副本复印件）；

（三）创立大会或股东大会通过的决议和公司章程。

第二十一条　公司发行境内上市外资股，需要向境外证券主管机构申请注册或取得认可的，应当及时将有关申请文件和所取得的注册或认可文件报中国证监会备案。

第二十二条　公司发行的境内上市外资股，可以在证券交易所上市交易。

第二十三条　公司应当遵守其股票上市交易的证券交易所的业务规则。

第三章　交易、登记与结算

第二十四条　买卖境内上市外资股的投资人和境内上市外资股的经纪商，应当遵守证券交易所和证券登记结算机构的业务规则。

第二十五条　买卖境内上市外资股，应当根据证券登记结算机构的有关规定开立境内上市外资股帐户。

第二十六条　境内上市外资股投资人可以委托证券登记结算机构接受的托管机构为其办理境内上市外资股托管业务。

第二十七条　境内上市外资股的股东名册登记、股票存管、过户登记、资金结

算应当由股票上市交易的证券交易所指定的证券登记结算机构进行。

境内上市外资股股东名册为证明境内上市外资股股东持有公司股份的充分证据；但是有相反证据的除外。

第二十八条　经纪商、托管机构可以依照登记结算机构的规定申请成为其境内上市外资股结算会员。

第二十九条　结算会员的境内上市外资股资金清算通过外币专门帐户进行。

第三十条　结算会员应当按照证券登记结算机构的规定缴纳风险基金等有关款项。

第四章　证券经营机构

第三十一条　证券经营机构从事境内上市外资股承销业务，应当具有中国证监会认可的境内上市外资股承销商资格。

第三十二条　境内证券经营机构从事境内上市外资股代理买卖业务，应当具有中国证监会认可的境内上市外资股经纪商资格。

第三十三条　境外证券经营机构可以与境内经纪商签订代理协议，也可以按照证券交易所规定的方式从事境内上市外资股代理买卖业务。

第五章　信息披露

第三十四条　除《规定》和本实施细则另有规定外，发行境内上市外资股的公司应当遵守国家有关法律、法规和中国证监会发布的有关公司信息披露的规定。公司还应当遵守证券交易所有关上市公司信息披露的规定。

第三十五条　公司根据《规定》第十七条需要提供外文译本时，应当保证外文文本的准确性。中文文本、外文文本发生歧义时，以中文文本为准。

第三十六条　公司在中期报告、年度报告中，除应当提供按中国会计准则编制的财务报告外，还可以提供按国际会计准则或者境外主要募集行为发生地会计准则

调整的财务报告。如果按两种会计准则提供的财务报告存在重要差异，应当在财务报告中加以说明。

公司按国际会计准则或者境外主要募集行为发生地会计准则调整的年度财务报告，应当经过会计师事务所审计。

公司可以聘请符合国家规定或要求的境外会计师事务所对本条第一款所述按国际会计准则或者境外主要募集行为发行审阅或审计；但是在境内披露有关公司财务报告的审阅或审计报告时，应当由中国注册会计师及其所在事务所签署。

第三十七条　公司披露信息时，应当在境内外报刊上或者以其他中国证监会允许的信息披露方式向境内外投资人同时披露，披露内容原则上应当一致。

招股说明书的披露按本实施细则第十二条的规定办理。

第三十八条　任何境内上市外资股股东直接或者间接持有境内上市外资股股份达到公司普通股总股本的百分之五时，应当自该事实发生之日起三个工作日内向中国证监会、证券交易所和公司作出报告并公告，说明其持股情况和意图；并在其持有该股票的增减变化每达到该公司普通股总股本的百分之二时，作出类似的报告和公告。

境内上市外资股股东在作出前款规定的报告和公告之前及当日，不得再行直接或者间接买卖该种股票。

第六章　会计、审计

第三十九条　公司应当按照《企业会计准则》及国家其他有关财务会计法规、规定进行会计核算和编制财务报告，并根据《规定》第十四条聘请具有从事证券业务资格的中国注册会计师及其所在的境内事务所进行审计或者复核。

第四十条　公司分配股利前，应当按国家有关规定计提法定公积金和法定公益金。公司在分配股利时，所依据的税后可分配利润根据下列两个数据按孰低原则确定：

（一）经会计师事务所审计的根据中国会计准则编制的财务报表中的累计税后可分配利润数；

（二）以中国会计准则编制的、已审计的财务报表为基础，按照国际会计准则或者境外主要募集行为发生地会计准则调整的财务报表中的累计税后可分配利润数。

第四十一条　境内上市外资股股利的外汇折算率的确定，由公司章程或者股东

大会决议规定。如果公司章程或者股东大会决议未作出规定，应当按股东大会决议日后的第一个工作日的中国人民银行公布的所涉外汇兑人民币的中间价计算。

第四十二条　公司除应当聘请具有从事证券业务资格的境内会计师事务所外，还可以根据需要聘请符合国家规定的境外会计师事务所对其财务报告进行审计或审阅。

第四十三条　公司聘用、解聘或者不再续聘会计师事务所，由股东大会作出决定，并报中国证监会备案。

公司聘用会计师事务所的聘期，自公司本次股东年会结束时起到下次股东年会结束时止。

经批准拟设立的公司发行境内上市外资股时，会计师事务所的聘用决定由公司主要发起人或者改组设立公司的原有企业作出。

第四十四条　公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。

会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

第七章　附　则

第四十五条　境内上市外资股股东与公司之间，境内上市外资股股东与公司董事、监事、经理和其他高级管理人员之间，境内上市外资股股东与内资股股东之间发生的与公司章程规定的内容以及公司其他事务有关的争议，适用中华人民共和国法律。

第四十六条　经国务院确定的计划单列市人民政府比照适用《规定》和本实施细则关于省、自治区、直辖市人民政府的规定。

第四十七条　中国证监会可以依据本实施细则制定专项规定。

第四十八条　本实施细则于《规定》施行之日起同时施行。

State Council, Listing of Foreign Investment Shares Inside China by a Company Limited by Shares Provisions

Ref no: 189/1995.12.25

(Passed by the State Council on 2 November 1995, promulgated on and effecitve as of 25 December 1995.)

Article 1: These Provisions are formulated in accordance with relevant stipulations of the *PRC, Company Law* (hereafter, "the Company Law" in order to govern the issue and trading of foreign investment shares listed inside China by companies limited by shares, and to protect the lawful rights and interests of investors.

Article 2: Subject to the approval of the State Council Securities Commission, a company limited by shares (hereafter "a Company" may issue foreign investment shares to be listed inside China. However, where the total par value of the proposed issue of foreign investment shares to be listed inside China exceeds US$30 million, the State Council Securities Commission shall report to the State Council for approval.

For the purposes of the preceding paragraph, an issue of foreign investment shares to be listed inside China by a Company shall include the issue of foreign investment shares to be listed inside China for the establishment of a Company by means of a share offer and the issue of foreign investment shares to be listed inside China by a Company that increases its capital.

The total amount of foreign investment shares listed inside China that the State Council Securities Commission permits to be issued shall be kept within the total volume determined by the State.

Article 3: The foreign investment shares listed inside China that are issued by a Company shall be registered shares, denominated in *Renminbi*, subscribed for, bought and sold in a foreign currency, and listed and traded on securities exchanges inside China.

The shares issued to investors inside China (hereafter, "Domestic Investment Shares" by a Company that issues foreign investment shares listed inside China shall be registered shares.

Article 4: Investors in foreign investment shares listed inside China shall only include:

1. foreign natural persons, legal persons and other organizations;

2. natural persons, legal persons and other organizations from China Hong Kong, Macao and Taiwan;
3. Chinese citizens that are residing abroad; and
4. such other investors in foreign investment shares listed inside China as specified by the State Council Securities Commission.

When an investor in foreign investment shares listed inside China buys, sells or subscribes for such shares, he shall provide valid documents in support of his status and qualifications as an investor.

Article 5: A shareholder holding foreign investment shares listed inside China shall enjoy equal rights and perform equal obligations as a shareholder holding the same type of Domestic Investment Shares shall do in accordance with the Company Law.

A Company may stipulate specific stipulations in its articles of association with respect to special matters concerning the exercise of rights and performance of obligations by a shareholder.

Article 6: The articles of association of a Company shall be binding on the Company and the Company's directors, supervisors, manager and other senior management personnel.

The directors, supervisors, manager and other senior management personnel of a Company shall have an obligation of showing good faith and diligence to the Company.

For the purposes of the first and second paragraphs hereof, the term "other senior management personnel" shall include a Company's person in charge of financial affairs, secretary to the board of directors and such other persons as specified in the Company's articles of association.

Article 7: The State Council Securities Commission and its supervision and administration enforcement organization, the China Securities Regulatory Commission (hereafter, "CSRC") shall administer and supervise the issue and trading of, as well as activities in connection with, foreign investment shares listed inside China in accordance with laws and administrative regulations.

Article 8: When applying for approval to issue foreign investment shares listed inside China for the establishment of a Company by means of a share offer, the following requirements shall be met:

1. the application of the proceeds raised is in line with State industrial policy;
2. the State's regulations concerning the approval of project proposals for fixed asset investment is complied with;
3. the State's regulations concerning the use of foreign investment is complied with;
4. the total share capital subscribed for by the sponsors is no less than 35% of the total share capital that the Company intends to issue;
5. the total amount of the sponsors' capital contributions is no less than *Rmb* 150 million;

6. the number of shares to be issued to the public accounts for more than 25% of the total number of shares of the Company; where the total share capital to be issued exceeds *Rmb* 400 million, the ratio of shares that the Company intends to issue to the public is more than 15%;
7. with respect to an existing enterprise restructured into a Company, or a State-owned enterprise acting as the main sponsor of a Company, it must not have committed any material illegal acts during the last three years;
8. with respect to an existing enterprise restructured into a Company, or a State-owned enterprise acting as the main sponsor of a Company, it must have profits for the last three consecutive years; and
9. such other requirements as specified by the State Council Securities Commission.

Article 9: Where a Company applies for approval to issue foreign investment shares listed inside China in order to increase its capital, it shall also comply with the following requirements in addition to Items (1), (2) and (3) of Article 8 hereof:

1. the shares in the last issue by the Company have been fully subscribed for, the application of the proceeds raised was in line with the purposes determined at the time of the share offer, and the application of the proceeds brought about good results;
2. the Company's total net asset value is not less than *Rmb* 150 million;
3. the Company has not committed any material illegal acts during the period between the last share issue and the current application;
4. the Company has profits for the last three consecutive years. A Company that was established by means of restructuring an existing enterprise or requiring a State-owned enterprise to act as the main sponsor can count its consecutive profits; and
5. such other requirements as specified by the State Council Securities Commission.

Where a Company established by means of sponsorship applies for approval to issue foreign investment shares to be listed inside China in order to increase its capital for the first time, it shall additionally comply with Item (6) of Article 8 hereof.

Article 10: Applications for approval to issue foreign investment shares to be listed inside China shall be handled according to the following procedures:

1. the sponsor or the Company submits an application to the People's Government of the province, autonomous region or centrally-governed municipality, or the relevant State Council department in charge of the enterprise, whereupon such government or

department makes a recommendation to the State Council Securities Commission;

2. the State Council Securities Commission, in consultation with the relevant departments of the State Council, selects the Company that may issue foreign investment shares to be listed inside China;

3. the selected Company submit the documents listed in Articles 11 and 12 hereof to the CSRC for examination; and

4. the Company may issue foreign investment shares to be listed inside China only after its requirements have been examined and approved by the CSRC and reported to the State Council Securities Commission for approval, or approved by the State Council pursuant to the first paragraph of Article 2 hereof

Article 11: When applying for approval to issue foreign investment shares to be listed inside China for the establishment of a Company by means of a share offer, the following documents shall be submitted to the CSRC:

1. an application;
2. the sponsor's name, number of shares subscribed for, type of capital contribution and capital verification report;
3. the resolution adopted at a sponsors' meeting on the consent to a public issue of foreign investment shares to be listed inside China;
4. the approval documents for the establishment of the Company issued by a department authorized by the State Council or issued by the People's Government of the province, autonomous region or centrally-governed municipality;
5. the recommendation documents of the People's Government of the province, autonomous region or centrally-governed municipality, or of the relevant State Council department in charge of the enterprise;
6. the "Notice of Pre-approval of Enterprise Name" issued by the company registry;
7. the draft articles of association of the Company;
8. the prospectus;
9. a feasibility study report on the application of funds; if the proceeds are to be used for a fixed asset investment project that requires examination and approval of the project proposal, the documents of relevant authorities on the approval of the proposal for the fixed asset investment project must be provided as well;
10. the financial reports of the original enterprise or the State-owned enterprise as the Company's main sponsor for the last three years, audited by a registered accountant and his firm, and an audit report signed and sealed by more than two registered accountants and their firms;
11. an asset appraisal report signed and sealed by more than two professional appraisers and their organizations; if State-owned assets

are involved, confirmation documents and approval documents on State-owned equity issued by the administration department of State-owned assets must be provided as well;

12. a legal opinion on relevant issues signed and sealed by more than two lawyers and their firms;

13. an underwriting proposal and underwriting agreement on the share issue; and

14. such other documents as required by the CSRC to be provided.

Article 12: Where a Company applies for approval to issue foreign investment shares to be listed inside China in order to increase its capital, it shall submit the following documents to the CSRC:

1. an application;
2. the resolution at a shareholders' general meeting on the consent to a public issue of foreign investment shares to be listed inside China;
3. the approval documents on the issue of new shares to increase capital issued by a department authorized by the State Council or issued by the People's Government of the province, autonomous region or centrally-governed municipality;
4. the recommendation documents of the People's Government of the province, autonomous region or centrally-governed municipality or of the relevant State Council department in charge of the enterprise;
5. the business license of the Company issued by the company registry;
6. the articles of association of the Company;
7. the prospectus:
8. a feasibility study report on the application of funds; if the proceeds are to be used for a fixed asset investment project that requires examination and approval of the project proposal, the documents of relevant authorities on the approval of the proposal for the fixed asset investment project must be provided as well;
9. the financial reports of the Company for the last three years, audited by a registered accountant and his firm, and an audit report signed and sealed by more than two registered accountants and their firms;
10. a legal opinion on relevant issues signed and sealed by more than two lawyers and their firms;
11. an underwriting proposal and underwriting agreement on the share issue; and
12. such other documents as required by the CSRC to be provided.

Article 13: The interval between a Company's issue of foreign investment shares to be listed inside China and issue of Domestic Investment Shares may be less than 12 months.

Article 14: A Company shall appoint registered accountants and their firms that comply with State regulations to audit or review its financial reports.
Article 15: A Company shall practice accounting and prepare financial reports in accordance with relevant State regulations.
Where corresponding changes are made to financial reports disclosed by a Company to investors in foreign investment shares listed inside China in accordance with the accounting rules of other countries or regions, an explanation of the relevant differences shall be given.
Article 16: A Company that issues foreign investment shares to be listed inside China shall disclose information to the public according to law and shall include specific provisions in its articles of association with respect to matters such as the place and method of information disclosure.
Article 17: Information disclosure documents of a Company that issues foreign investment shares to be listed inside China shall be prepared in Chinese. Where a foreign language translation version needs to be provided, a translation version of a foreign language in general use shall be provided. In the event of any discrepancy between the Chinese language version and the foreign language version, the Chinese language version shall prevail.
Article 18: To issue foreign investment shares to be listed inside China, a Company shall appoint, as its lead underwriter or one of its lead underwriters, a securities business organization inside China whose establishment was approved by the People's Bank of China according to law and which was authorized by the CSRC.
Article 19: A Company that issues foreign investment shares to be listed inside China shall open a foreign exchange account with a bank inside China that is qualified to engage in foreign exchange business. The opening of a foreign exchange account by a Company shall be handled in accordance with the relevant exchange control regulations of the State.
The lead underwriter for foreign investment shares to be listed inside China shall transfer the proceeds to the foreign exchange account of the Company that issued such shares within the time limit stipulated in the underwriting agreement.
Article 20: Sales and purchase of foreign investment shares listed inside China by an agent shall be carried out by securities business organizations whose establishment was approved by the People's Bank of China according to law and which were authorized by the CSRC.
Article 21: A shareholder of foreign investment shares listed inside China may entrust a proxy with exercising his shareholder's rights on his behalf. When exercising a shareholder's rights, a proxy shall provide valid documents attesting to his qualifications as a proxy.
Article 22: A beneficial owner of foreign investment shares listed inside China may register his shares under the name of a nominal holder.

The beneficial owner of foreign investment shares listed inside China shall disclose information about changes in his shareholding according to law.

Article 23: The trading, custody, clearing, settlement, transfer and registration of foreign investment shares listed inside China shall be carried out in accordance with the laws, administrative regulations and relevant stipulations of the State Council Securities Commission.

Article 24: Subject to the approval of the State Council Securities Commission, foreign investment shares listed inside China or their derivative forms may be circulated and transferred outside China.

For the purposes of the preceding paragraph, the term "derivative forms" shall mean share warrants and depository certificates of shares outside China.

Article 25: Dividends paid and other payments made by a Company to shareholders of foreign investment shares listed inside China shall be calculated and declared in *Renminbi* and paid in a foreign currency.

Management of the foreign currency capital raised by a Company, and the foreign currency required by a Company for paying dividends and making other payments shall be handled in accordance with the relevant exchange control regulations of the State.

Where the articles of association of a Company provide for conversion into a foreign currency to make payments to shareholders by another organization on behalf of the Company, the matter may be handled in accordance with the Company's articles of association.

Article 26: Dividends and other gains from foreign investment shares listed inside China may be remitted out of China after payment of tax thereon according to law

Article 27: The State Council Securities Commission may formulate implementing rules on the basis of these Provisions.

Article 28: These Provisions shall be effective as of the date of promulgation. The *Shanghai Municipality, Administration of Renminbi-denominated Special Shares Procedures* promulgated by the People's Bank of China and the Shanghai Municipal People's Government on 22 November 1991 and the *Shenzhen Municipality, Administration of Renminbi-denominated Special Shares Tentative Procedures* promulgated by the People's Bank of China and the Shenzhen Municipal People's Government on 5 December 1991 shall be repealed at the same time.

RECEIVED
2008 MAY 13 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中华人民共和国证券法(2005年修订)

中华人民共和国证券法(2005年修订)

主席令[2005]第43号

2005年10月27日

《中华人民共和国证券法》已由中华人民共和国第十届全国人民代表大会常务委员会第十八次会议于2005年10月27日修订通过，现将修订后的《中华人民共和国证券法》公布，自2006年1月1日起施行。

中华人民共和国主席　胡锦涛

中华人民共和国证券法

（1998年12月29日第九届全国人民代表大会常务委员会第六次会议通过（空一格）根据2004年8月28日第十届全国人民代表大会常务委员会第十一次会议《关于修改〈中华人民共和国证券法〉的决定》修正（空一格）2005年10月27日第十届全国人民代表大会常务委员会第十八次会议修订）

目 录

第一章 总 则
第二章 证券发行
第三章 证券交易
第一节 一般规定
第二节 证券上市
第三节 持续信息公开
第四节 禁止的交易行为
第四章 上市公司的收购
第五章 证券交易所
第六章 证券公司
第七章 证券登记结算机构
第八章 证券服务机构
第九章 证券业协会
第十章 证券监督管理机构
第十一章 法律责任

第十二章 附 则

第一章 总 则

第一条 为了规范证券发行和交易行为，保护投资者的合法权益，维护社会经济秩序和社会公共利益，促进社会主义市场经济的发展，制定本法。

第二条 在中华人民共和国境内，股票、公司债券和国务院依法认定的其他证券的发行和交易，适用本法；本法未规定的，适用《中华人民共和国公司法》和其他法律、行政法规的规定。

政府债券、证券投资基金份额的上市交易，适用本法；其他法律、行政法规有特别规定的，适用其规定。

证券衍生品种发行、交易的管理办法，由国务院依照本法的原则规定。

第三条 证券的发行、交易活动，必须实行公开、公平、公正的原则。

第四条 证券发行、交易活动的当事人具有平等的法律地位，应当遵守自愿、有偿、诚实信用的原则。

第五条 证券的发行、交易活动，必须遵守法律、行政法规；禁止欺诈、内幕交易和操纵证券市场的行为。

第六条 证券业和银行业、信托业、保险业实行分业经营、分业管理，证券公司与银行、信托、保险业务机构分别设立。国家另有规定的除外。

第七条 国务院证券监督管理机构依法对全国证券市场实行集中统一监督管理。

国务院证券监督管理机构根据需要可以设立派出机构，按照授权履行监督管理职责。

第八条 在国家对证券发行、交易活动实行集中统一监督管理的前提下，依法设立证券业协会，实行自律性管理。

第九条 国家审计机关依法对证券交易所、证券公司、证券登记结算机构、证券监督管理机构进行审计监督。

第二章 证券发行

第十条 公开发行证券，必须符合法律、行政法规规定的条件，并依法报经国务院证券监督管理机构或者国务院授权的部门核准；未经依法核准，任何单位和个人不得公开发行证券。

有下列情形之一的，为公开发行：

（一）向不特定对象发行证券；

（二）向累计超过二百人的特定对象发行证券；

（三）法律、行政法规规定的其他发行行为。

非公开发行证券，不得采用广告、公开劝诱和变相公开方式。

第十一条　发行人申请公开发行股票、可转换为股票的公司债券，依法采取承销方式的，或者公开发行法律、行政法规规定实行保荐制度的其他证券的，应当聘请具有保荐资格的机构担任保荐人。

保荐人应当遵守业务规则和行业规范，诚实守信，勤勉尽责，对发行人的申请文件和信息披露资料进行审慎核查，督导发行人规范运作。

保荐人的资格及其管理办法由国务院证券监督管理机构规定。

第十二条　设立股份有限公司公开发行股票，应当符合《中华人民共和国公司法》规定的条件和经国务院批准的国务院证券监督管理机构规定的其他条件，向国务院证券监督管理机构报送募股申请和下列文件：

（一）公司章程；

（二）发起人协议；

（三）发起人姓名或者名称，发起人认购的股份数、出资种类及验资证明；

（四）招股说明书；

（五）代收股款银行的名称及地址；

（六）承销机构名称及有关的协议。

依照本法规定聘请保荐人的，还应当报送保荐人出具的发行保荐书。

法律、行政法规规定设立公司必须报经批准的，还应当提交相应的批准文件。

第十三条　公司公开发行新股，应当符合下列条件：

（一）具备健全且运行良好的组织机构；

（二）具有持续盈利能力，财务状况良好；
（三）最近三年财务会计文件无虚假记载，无其他重大违法行为；
（四）经国务院批准的国务院证券监督管理机构规定的其他条件。
上市公司非公开发行新股，应当符合经国务院批准的国务院证券监督管理机构规定的条件，并报国务院证券监督管理机构核准。

第十四条　公司公开发行新股，应当向国务院证券监督管理机构报送募股申请和下列文件：
（一）公司营业执照；
（二）公司章程；
（三）股东大会决议；
（四）招股说明书；
（五）财务会计报告；
（六）代收股款银行的名称及地址；
（七）承销机构名称及有关的协议。
依照本法规定聘请保荐人的，还应当报送保荐人出具的发行保荐书。

第十五条　公司对公开发行股票所募集资金，必须按照招股说明书所列资金用途使用。改变招股说明书所列资金用途，必须经股东大会作出决议。擅自改变用途而未作纠正的，或者未经股东大会认可的，不得公开发行新股，上市公司也不得非公开发行新股。

第十六条　公开发行公司债券，应当符合下列条件：
（一）股份有限公司的净资产不低于人民币三千万元，有限责任公司的净资产不低于人民币六千万元；
（二）累计债券余额不超过公司净资产的百分之四十；
（三）最近三年平均可分配利润足以支付公司债券一年的利息；
（四）筹集的资金投向符合国家产业政策；
（五）债券的利率不超过国务院限定的利率水平；
（六）国务院规定的其他条件。
公开发行公司债券筹集的资金，必须用于核准的用途，不得用于弥补亏损和非生产性支出。
上市公司发行可转换为股票的公司债券，除应当符合第一款规定的条件外，还应当符合本法关于公开发行股票的条件，并报国务院证券监督管理机构核准。

第十七条　申请公开发行公司债券，应当向国务院授权的部门或者国务院证券监督管理机构报送下列文件：

（一）公司营业执照；
（二）公司章程；
（三）公司债券募集办法；
（四）资产评估报告和验资报告；
（五）国务院授权的部门或者国务院证券监督管理机构规定的其他文件。
依照本法规定聘请保荐人的，还应当报送保荐人出具的发行保荐书。

第十八条　有下列情形之一的，不得再次公开发行公司债券：
（一）前一次公开发行的公司债券尚未募足；
（二）对已公开发行的公司债券或者其他债务有违约或者延迟支付本息的事实，仍处于继续状态；
（三）违反本法规定，改变公开发行公司债券所募资金的用途。

第十九条　发行人依法申请核准发行证券所报送的申请文件的格式、报送方式，由依法负责核准的机构或者部门规定。

第二十条　发行人向国务院证券监督管理机构或者国务院授权的部门报送的证券发行申请文件，必须真实、准确、完整。
为证券发行出具有关文件的证券服务机构和人员，必须严格履行法定职责，保证其所出具文件的真实性、准确性和完整性。

第二十一条　发行人申请首次公开发行股票的，在提交申请文件后，应当按照国务院证券监督管理机构的规定预先披露有关申请文件。

第二十二条　国务院证券监督管理机构设发行审核委员会，依法审核股票发行申请。
发行审核委员会由国务院证券监督管理机构的专业人员和所聘请的该机构外的有关专家组成，以投票方式对股票发行申请进行表决，提出审核意见。
发行审核委员会的具体组成办法、组成人员任期、工作程序，由国务院证券监督管理机构规定。

第二十三条　国务院证券监督管理机构依照法定条件负责核准股票发行申请。核准程序应当公开，依法接受监督。
参与审核和核准股票发行申请的人员，不得与发行申请人有利害关系，不得直接或者间接接受发行申请人的馈赠，不得持有所核准的发行申请的股票，不得私下

与发行申请人进行接触。

国务院授权的部门对公司债券发行申请的核准，参照前两款的规定执行。

第二十四条　国务院证券监督管理机构或者国务院授权的部门应当自受理证券发行申请文件之日起三个月内，依照法定条件和法定程序作出予以核准或者不予核准的决定，发行人根据要求补充、修改发行申请文件的时间不计算在内；不予核准的，应当说明理由。

第二十五条　证券发行申请经核准，发行人应当依照法律、行政法规的规定，在证券公开发行前，公告公开发行募集文件，并将该文件置备于指定场所供公众查阅。

发行证券的信息依法公开前，任何知情人不得公开或者泄露该信息。

发行人不得在公告公开发行募集文件前发行证券。

第二十六条　国务院证券监督管理机构或者国务院授权的部门对已作出的核准证券发行的决定，发现不符合法定条件或者法定程序，尚未发行证券的，应当予以撤销，停止发行。已经发行尚未上市的，撤销发行核准决定，发行人应当按照发行价并加算银行同期存款利息返还证券持有人；保荐人应当与发行人承担连带责任，但是能够证明自己没有过错的除外；发行人的控股股东、实际控制人有过错的，应当与发行人承担连带责任。

第二十七条　股票依法发行后，发行人经营与收益的变化，由发行人自行负责；由此变化引致的投资风险，由投资者自行负责。

第二十八条　发行人向不特定对象公开发行的证券，法律、行政法规规定应当由证券公司承销的，发行人应当同证券公司签订承销协议。证券承销业务采取代销或者包销方式。

证券代销是指证券公司代发行人发售证券，在承销期结束时，将未售出的证券全部退还给发行人的承销方式。

证券包销是指证券公司将发行人的证券按照协议全部购入或者在承销期结束时将售后剩余证券全部自行购入的承销方式。

第二十九条　公开发行证券的发行人有权依法自主选择承销的证券公司。证券公司不得以不正当竞争手段招揽证券承销业务。

第三十条　证券公司承销证券，应当同发行人签订代销或者包销协议，载明下列事项：

（一）当事人的名称、住所及法定代表人姓名；
（二）代销、包销证券的种类、数量、金额及发行价格；
（三）代销、包销的期限及起止日期；
（四）代销、包销的付款方式及日期；
（五）代销、包销的费用和结算办法；
（六）违约责任；
（七）国务院证券监督管理机构规定的其他事项。

第三十一条　证券公司承销证券，应当对公开发行募集文件的真实性、准确性、完整性进行核查；发现有虚假记载、误导性陈述或者重大遗漏的，不得进行销售活动；已经销售的，必须立即停止销售活动，并采取纠正措施。

第三十二条　向不特定对象公开发行的证券票面总值超过人民币五千万元的，应当由承销团承销。承销团应当由主承销和参与承销的证券公司组成。

第三十三条　证券的代销、包销期限最长不得超过九十日。

证券公司在代销、包销期内，对所代销、包销的证券应当保证先行出售给认购人，证券公司不得为本公司预留所代销的证券和预先购入并留存所包销的证券。

第三十四条　股票发行采取溢价发行的，其发行价格由发行人与承销的证券公司协商确定。

第三十五条　股票发行采用代销方式，代销期限届满，向投资者出售的股票数量未达到拟公开发行股票数量百分之七十的，为发行失败。发行人应当按照发行价并加算银行同期存款利息返还股票认购人。

第三十六条　公开发行股票，代销、包销期限届满，发行人应当在规定的期限内将股票发行情况报国务院证券监督管理机构备案。

第三章　证券交易

第一节　一般规定

第三十七条　证券交易当事人依法买卖的证券，必须是依法发行并交付的证券。

非依法发行的证券，不得买卖。

第三十八条　依法发行的股票、公司债券及其他证券，法律对其转让期限有限制性规定的，在限定的期限内不得买卖。

第三十九条　依法公开发行的股票、公司债券及其他证券，应当在依法设立的证券交易所上市交易或者在国务院批准的其他证券交易场所转让。

第四十条　证券在证券交易所上市交易，应当采用公开的集中交易方式或者国务院证券监督管理机构批准的其他方式。

第四十一条　证券交易当事人买卖的证券可以采用纸面形式或者国务院证券监督管理机构规定的其他形式。

第四十二条　证券交易以现货和国务院规定的其他方式进行交易。

第四十三条　证券交易所、证券公司和证券登记结算机构的从业人员、证券监督管理机构的工作人员以及法律、行政法规禁止参与股票交易的其他人员，在任期或者法定限期内，不得直接或者以化名、借他人名义持有、买卖股票，也不得收受他人赠送的股票。

任何人在成为前款所列人员时，其原已持有的股票，必须依法转让。

第四十四条　证券交易所、证券公司、证券登记结算机构必须依法为客户开立的账户保密。

第四十五条　为股票发行出具审计报告、资产评估报告或者法律意见书等文件的证券服务机构和人员，在该股票承销期内和期满后六个月内，不得买卖该种股票。

除前款规定外，为上市公司出具审计报告、资产评估报告或者法律意见书等文件的证券服务机构和人员，自接受上市公司委托之日起至上述文件公开后五日内，不得买卖该种股票。

第四十六条　证券交易的收费必须合理，并公开收费项目、收费标准和收费办法。

证券交易的收费项目、收费标准和管理办法由国务院有关主管部门统一规定。

第四十七条　上市公司董事、监事、高级管理人员、持有上市公司股份百分之五以上的股东，将其持有的该公司的股票在买入后六个月内卖出，或者在卖出后六个月内又买入，由此所得收益归该公司所有，公司董事会应当收回其所得收益。但是，证券公司因包销购入售后剩余股票而持有百分之五以上股份的，卖出该股票不受六个月时间限制。

公司董事会不按照前款规定执行的，股东有权要求董事会在三十日内执行。公司董事会未在上述期限内执行的，股东有权为了公司的利益以自己的名义直接向人民法院提起诉讼。

公司董事会不按照第一款的规定执行的，负有责任的董事依法承担连带责任。

第二节　证券上市

第四十八条　申请证券上市交易，应当向证券交易所提出申请，由证券交易所依法审核同意，并由双方签订上市协议。

证券交易所根据国务院授权的部门的决定安排政府债券上市交易。

第四十九条　申请股票、可转换为股票的公司债券或者法律、行政法规规定实行保荐制度的其他证券上市交易，应当聘请具有保荐资格的机构担任保荐人。

本法第十一条第二款、第三款的规定适用于上市保荐人。

第五十条　股份有限公司申请股票上市，应当符合下列条件：

（一）股票经国务院证券监督管理机构核准已公开发行；

（二）公司股本总额不少于人民币三千万元；

（三）公开发行的股份达到公司股份总数的百分之二十五以上；公司股本总额超过人民币四亿元的，公开发行股份的比例为百分之十以上；

（四）公司最近三年无重大违法行为，财务会计报告无虚假记载。

证券交易所可以规定高于前款规定的上市条件，并报国务院证券监督管理机构批准。

第五十一条　国家鼓励符合产业政策并符合上市条件的公司股票上市交易。

第五十二条　申请股票上市交易，应当向证券交易所报送下列文件：
（一）上市报告书；
（二）申请股票上市的股东大会决议；
（三）公司章程；
（四）公司营业执照；
（五）依法经会计师事务所审计的公司最近三年的财务会计报告；
（六）法律意见书和上市保荐书；
（七）最近一次的招股说明书；
（八）证券交易所上市规则规定的其他文件。

第五十三条　股票上市交易申请经证券交易所审核同意后，签订上市协议的公司应当在规定的期限内公告股票上市的有关文件，并将该文件置备于指定场所供公众查阅。

第五十四条　签订上市协议的公司除公告前条规定的文件外，还应当公告下列事项：
（一）股票获准在证券交易所交易的日期；
（二）持有公司股份最多的前十名股东的名单和持股数额；
（三）公司的实际控制人；
（四）董事、监事、高级管理人员的姓名及其持有本公司股票和债券的情况。

第五十五条　上市公司有下列情形之一的，由证券交易所决定暂停其股票上市交易：
（一）公司股本总额、股权分布等发生变化不再具备上市条件；
（二）公司不按照规定公开其财务状况，或者对财务会计报告作虚假记载，可能误导投资者；
（三）公司有重大违法行为；
（四）公司最近三年连续亏损；
（五）证券交易所上市规则规定的其他情形。

第五十六条　上市公司有下列情形之一的，由证券交易所决定终止其股票上市交易：

（一）公司股本总额、股权分布等发生变化不再具备上市条件，在证券交易所规定的期限内仍不能达到上市条件；

（二）公司不按照规定公开其财务状况，或者对财务会计报告作虚假记载，且拒绝纠正；

（三）公司最近三年连续亏损，在其后一个年度内未能恢复盈利；

（四）公司解散或者被宣告破产；

（五）证券交易所上市规则规定的其他情形。

第五十七条　公司申请公司债券上市交易，应当符合下列条件：

（一）公司债券的期限为一年以上；

（二）公司债券实际发行额不少于人民币五千万元；

（三）公司申请债券上市时仍符合法定的公司债券发行条件。

第五十八条　申请公司债券上市交易，应当向证券交易所报送下列文件：

（一）上市报告书；

（二）申请公司债券上市的董事会决议；

（三）公司章程；

（四）公司营业执照；

（五）公司债券募集办法；

（六）公司债券的实际发行数额；

（七）证券交易所上市规则规定的其他文件。

申请可转换为股票的公司债券上市交易，还应当报送保荐人出具的上市保荐书。

第五十九条　公司债券上市交易申请经证券交易所审核同意后，签订上市协议的公司应当在规定的期限内公告公司债券上市文件及有关文件，并将其申请文件置备于指定场所供公众查阅。

第六十条　公司债券上市交易后，公司有下列情形之一的，由证券交易所决定暂停其公司债券上市交易：

（一）公司有重大违法行为；

（二）公司情况发生重大变化不符合公司债券上市条件；

（三）公司债券所募集资金不按照核准的用途使用；

（四）未按照公司债券募集办法履行义务；

（五）公司最近二年连续亏损。

第六十一条　公司有前条第（一）项、第（四）项所列情形之一经查实后果严重的，或者有前条第（二）项、第（三）项、第（五）项所列情形之一，在限期内未能消除的，由证券交易所决定终止其公司债券上市交易。

公司解散或者被宣告破产的，由证券交易所终止其公司债券上市交易。

第六十二条　对证券交易所作出的不予上市、暂停上市、终止上市决定不服的，可以向证券交易所设立的复核机构申请复核。

第三节　持续信息公开

第六十三条　发行人、上市公司依法披露的信息，必须真实、准确、完整，不得有虚假记载、误导性陈述或者重大遗漏。

第六十四条　经国务院证券监督管理机构核准依法公开发行股票，或者经国务院授权的部门核准依法公开发行公司债券，应当公告招股说明书、公司债券募集办法。依法公开发行新股或者公司债券的，还应当公告财务会计报告。

第六十五条　上市公司和公司债券上市交易的公司，应当在每一会计年度的上半年结束之日起二个月内，向国务院证券监督管理机构和证券交易所报送记载以下内容的中期报告，并予公告：

（一）公司财务会计报告和经营情况；

（二）涉及公司的重大诉讼事项；

（三）已发行的股票、公司债券变动情况；

（四）提交股东大会审议的重要事项；

（五）国务院证券监督管理机构规定的其他事项。

第六十六条　上市公司和公司债券上市交易的公司，应当在每一会计年度结束之日起四个月内，向国务院证券监督管理机构和证券交易所报送记载以下内容的年度报告，并予公告：

（一）公司概况；

（二）公司财务会计报告和经营情况；

（三）董事、监事、高级管理人员简介及其持股情况；

（四）已发行的股票、公司债券情况，包括持有公司股份最多的前十名股东名单和持股数额；

（五）公司的实际控制人；

（六）国务院证券监督管理机构规定的其他事项。

第六十七条　发生可能对上市公司股票交易价格产生较大影响的重大事件，投资者尚未得知时，上市公司应当立即将有关该重大事件的情况向国务院证券监督管理机构和证券交易所报送临时报告，并予公告，说明事件的起因、目前的状态和可能产生的法律后果。

下列情况为前款所称重大事件：

（一）公司的经营方针和经营范围的重大变化；

（二）公司的重大投资行为和重大的购置财产的决定；

（三）公司订立重要合同，可能对公司的资产、负债、权益和经营成果产生重要影响；

（四）公司发生重大债务和未能清偿到期重大债务的违约情况；

（五）公司发生重大亏损或者重大损失；

（六）公司生产经营的外部条件发生的重大变化；

（七）公司的董事、三分之一以上监事或者经理发生变动；

（八）持有公司百分之五以上股份的股东或者实际控制人，其持有股份或者控制公司的情况发生较大变化；

（九）公司减资、合并、分立、解散及申请破产的决定；

（十）涉及公司的重大诉讼，股东大会、董事会决议被依法撤销或者宣告无效；

（十一）公司涉嫌犯罪被司法机关立案调查，公司董事、监事、高级管理人员涉嫌犯罪被司法机关采取强制措施；

（十二）国务院证券监督管理机构规定的其他事项。

第六十八条 上市公司董事、高级管理人员应当对公司定期报告签署书面确认意见。

上市公司监事会应当对董事会编制的公司定期报告进行审核并提出书面审核意见。

上市公司董事、监事、高级管理人员应当保证上市公司所披露的信息真实、准确、完整。

第六十九条 发行人、上市公司公告的招股说明书、公司债券募集办法、财务会计报告、上市报告文件、年度报告、中期报告、临时报告以及其他信息披露资料，有虚假记载、误导性陈述或者重大遗漏，致使投资者在证券交易中遭受损失的，发行人、上市公司应当承担赔偿责任；发行人、上市公司的董事、监事、高级管理人员和其他直接责任人员以及保荐人、承销的证券公司，应当与发行人、上市公司承担连带赔偿责任，但是能够证明自己没有过错的除外；发行人、上市公司的控股股东、实际控制人有过错的，应当与发行人、上市公司承担连带赔偿责任。

第七十条 依法必须披露的信息，应当在国务院证券监督管理机构指定的媒体发布，同时将其置备于公司住所、证券交易所，供社会公众查阅。

第七十一条 国务院证券监督管理机构对上市公司年度报告、中期报告、临时报告以及公告的情况进行监督，对上市公司分派或者配售新股的情况进行监督，对上市公司控股股东及其他信息披露义务人的行为进行监督。

证券监督管理机构、证券交易所、保荐人、承销的证券公司及有关人员，对公司依照法律、行政法规规定必须作出的公告，在公告前不得泄露其内容。

第七十二条 证券交易所决定暂停或者终止证券上市交易的，应当及时公告，并报国务院证券监督管理机构备案。

第四节 禁止的交易行为

第七十三条 禁止证券交易内幕信息的知情人和非法获取内幕信息的人利用内幕信息从事证券交易活动。

第七十四条 证券交易内幕信息的知情人包括：

（一）发行人的董事、监事、高级管理人员；

（二）持有公司百分之五以上股份的股东及其董事、监事、高级管理人员，公司的实际控制人及其董事、监事、高级管理人员；

（三）发行人控股的公司及其董事、监事、高级管理人员；

（四）由于所任公司职务可以获取公司有关内幕信息的人员；

（五）证券监督管理机构工作人员以及由于法定职责对证券的发行、交易进行管理的其他人员；

（六）保荐人、承销的证券公司、证券交易所、证券登记结算机构、证券服务机构的有关人员；

（七）国务院证券监督管理机构规定的其他人。

第七十五条 证券交易活动中，涉及公司的经营、财务或者对该公司证券的市场价格有重大影响的尚未公开的信息，为内幕信息。

下列信息皆属内幕信息：

（一）本法第六十七条第二款所列重大事件；

（二）公司分配股利或者增资的计划；

（三）公司股权结构的重大变化；

（四）公司债务担保的重大变更；

（五）公司营业用主要资产的抵押、出售或者报废一次超过该资产的百分之三十；

（六）公司的董事、监事、高级管理人员的行为可能依法承担重大损害赔偿责任；

（七）上市公司收购的有关方案；

（八）国务院证券监督管理机构认定的对证券交易价格有显著影响的其他重要信息。

第七十六条 证券交易内幕信息的知情人和非法获取内幕信息的人，在内幕信息公开前，不得买卖该公司的证券，或者泄露该信息，或者建议他人买卖该证券。

持有或者通过协议、其他安排与他人共同持有公司百分之五以上股份的自然人、法人、其他组织收购上市公司的股份，本法另有规定的，适用其规定。

内幕交易行为给投资者造成损失的，行为人应当依法承担赔偿责任。

第七十七条 禁止任何人以下列手段操纵证券市场：

（一）单独或者通过合谋，集中资金优势、持股优势或者利用信息优势联合或者连续买卖，操纵证券交易价格或者证券交易量；

（二）与他人串通，以事先约定的时间、价格和方式相互进行证券交易，影响证券交易价格或者证券交易量；

（三）在自己实际控制的账户之间进行证券交易，影响证券交易价格或者证券交易量；

（四）以其他手段操纵证券市场。

操纵证券市场行为给投资者造成损失的，行为人应当依法承担赔偿责任。

第七十八条 禁止国家工作人员、传播媒介从业人员和有关人员编造、传播虚假信息，扰乱证券市场。

禁止证券交易所、证券公司、证券登记结算机构、证券服务机构及其从业人员，证券业协会、证券监督管理机构及其工作人员，在证券交易活动中作出虚假陈述或者信息误导。

各种传播媒介传播证券市场信息必须真实、客观，禁止误导。

第七十九条 禁止证券公司及其从业人员从事下列损害客户利益的欺诈行为：

（一）违背客户的委托为其买卖证券；

（二）不在规定时间内向客户提供交易的书面确认文件；

（三）挪用客户所委托买卖的证券或者客户账户上的资金；

（四）未经客户的委托，擅自为客户买卖证券，或者假借客户的名义买卖证

券；

（五）为牟取佣金收入，诱使客户进行不必要的证券买卖；

（六）利用传播媒介或者通过其他方式提供、传播虚假或者误导投资者的信息；

（七）其他违背客户真实意思表示，损害客户利益的行为。

欺诈客户行为给客户造成损失的，行为人应当依法承担赔偿责任。

第八十条 禁止法人非法利用他人账户从事证券交易；禁止法人出借自己或者他人的证券账户。

第八十一条 依法拓宽资金入市渠道，禁止资金违规流入股市。

第八十二条 禁止任何人挪用公款买卖证券。

第八十三条 国有企业和国有资产控股的企业买卖上市交易的股票，必须遵守国家有关规定。

第八十四条 证券交易所、证券公司、证券登记结算机构、证券服务机构及其从业人员对证券交易中发现的禁止的交易行为，应当及时向证券监督管理机构报告。

第四章 上市公司的收购

第八十五条 投资者可以采取要约收购、协议收购及其他合法方式收购上市公司。

第八十六条 通过证券交易所的证券交易，投资者持有或者通过协议、其他安排与他人共同持有一个上市公司已发行的股份达到百分之五时，应当在该事实发生之日起三日内，向国务院证券监督管理机构、证券交易所作出书面报告，通知该上市公司，并予公告；在上述期限内，不得再行买卖该上市公司的股票。

投资者持有或者通过协议、其他安排与他人共同持有一个上市公司已发行的股份达到百分之五后，其所持该上市公司已发行的股份比例每增加或者减少百分之五，应当依照前款规定进行报告和公告。在报告期限内和作出报告、公告后二日

内，不得再行买卖该上市公司的股票。

第八十七条 依照前条规定所作的书面报告和公告，应当包括下列内容：
（一）持股人的名称、住所；
（二）持有的股票的名称、数额；
（三）持股达到法定比例或者持股增减变化达到法定比例的日期。

第八十八条 通过证券交易所的证券交易，投资者持有或者通过协议、其他安排与他人共同持有一个上市公司已发行的股份达到百分之三十时，继续进行收购的，应当依法向该上市公司所有股东发出收购上市公司全部或者部分股份的要约。
收购上市公司部分股份的收购要约应当约定，被收购公司股东承诺出售的股份数额超过预定收购的股份数额的，收购人按比例进行收购。

第八十九条 依照前条规定发出收购要约，收购人必须事先向国务院证券监督管理机构报送上市公司收购报告书，并载明下列事项：
（一）收购人的名称、住所；
（二）收购人关于收购的决定；
（三）被收购的上市公司名称；
（四）收购目的；
（五）收购股份的详细名称和预定收购的股份数额；
（六）收购期限、收购价格；
（七）收购所需资金额及资金保证；
（八）报送上市公司收购报告书时持有被收购公司股份数占该公司已发行的股份总数的比例。
收购人还应当将上市公司收购报告书同时提交证券交易所。

第九十条 收购人在依照前条规定报送上市公司收购报告书之日起十五日后，公告其收购要约。在上述期限内，国务院证券监督管理机构发现上市公司收购报告书不符合法律、行政法规规定的，应当及时告知收购人，收购人不得公告其收购要约。
收购要约约定的收购期限不得少于三十日，并不得超过六十日。

第九十一条 在收购要约确定的承诺期限内，收购人不得撤销其收购要约。收购人需要变更收购要约的，必须事先向国务院证券监督管理机构及证券交易所提出报告，经批准后，予以公告。

第九十二条 收购要约提出的各项收购条件，适用于被收购公司的所有股东。

第九十三条 采取要约收购方式的，收购人在收购期限内，不得卖出被收购公司的股票，也不得采取要约规定以外的形式和超出要约的条件买入被收购公司的股票。

第九十四条 采取协议收购方式的，收购人可以依照法律、行政法规的规定同被收购公司的股东以协议方式进行股份转让。

以协议方式收购上市公司时，达成协议后，收购人必须在三日内将该收购协议向国务院证券监督管理机构及证券交易所作出书面报告，并予公告。

在公告前不得履行收购协议。

第九十五条 采取协议收购方式的，协议双方可以临时委托证券登记结算机构保管协议转让的股票，并将资金存放于指定的银行。

第九十六条 采取协议收购方式的，收购人收购或者通过协议、其他安排与他人共同收购一个上市公司已发行的股份达到百分之三十时，继续进行收购的，应当向该上市公司所有股东发出收购上市公司全部或者部分股份的要约。但是，经国务院证券监督管理机构免除发出要约的除外。

收购人依照前款规定以要约方式收购上市公司股份，应当遵守本法第八十九条至第九十三条的规定。

第九十七条 收购期限届满，被收购公司股权分布不符合上市条件的，该上市公司的股票应当由证券交易所依法终止上市交易；其余仍持有被收购公司股票的股东，有权向收购人以收购要约的同等条件出售其股票，收购人应当收购。

收购行为完成后，被收购公司不再具备股份有限公司条件的，应当依法变更企业形式。

第九十八条 在上市公司收购中，收购人持有的被收购的上市公司的股票，在收购行为完成后的十二个月内不得转让。

第九十九条 收购行为完成后，收购人与被收购公司合并，并将该公司解散的，被解散公司的原有股票由收购人依法更换。

第一百条 收购行为完成后，收购人应当在十五日内将收购情况报告国务院证券监督管理机构和证券交易所，并予公告。

第一百零一条 收购上市公司中由国家授权投资的机构持有的股份，应当按照国务院的规定，经有关主管部门批准。

国务院证券监督管理机构应当依照本法的原则制定上市公司收购的具体办法。

第五章 证券交易所

第一百零二条 证券交易所是为证券集中交易提供场所和设施，组织和监督证券交易，实行自律管理的法人。

证券交易所的设立和解散，由国务院决定。

第一百零三条 设立证券交易所必须制定章程。

证券交易所章程的制定和修改，必须经国务院证券监督管理机构批准。

第一百零四条 证券交易所必须在其名称中标明证券交易所字样。其他任何单位或者个人不得使用证券交易所或者近似的名称。

第一百零五条 证券交易所可以自行支配的各项费用收入，应当首先用于保证其证券交易场所和设施的正常运行并逐步改善。

实行会员制的证券交易所的财产积累归会员所有，其权益由会员共同享有，在其存续期间，不得将其财产积累分配给会员。

第一百零六条 证券交易所设理事会。

第一百零七条 证券交易所设总经理一人，由国务院证券监督管理机构任免。

第一百零八条 有《中华人民共和国公司法》第一百四十七条规定的情形或者下列情形之一的，不得担任证券交易所的负责人：

（一）因违法行为或者违纪行为被解除职务的证券交易所、证券登记结算机构的负责人或者证券公司的董事、监事、高级管理人员，自被解除职务之日起未逾五年；

（二）因违法行为或者违纪行为被撤销资格的律师、注册会计师或者投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、验证机构的专业人员，自被撤销资格之日起未逾五年。

第一百零九条 因违法行为或者违纪行为被开除的证券交易所、证券登记结算机构、证券服务机构、证券公司的从业人员和被开除的国家机关工作人员，不得招聘为证券交易所的从业人员。

第一百一十条 进入证券交易所参与集中交易的，必须是证券交易所的会员。

第一百一十一条 投资者应当与证券公司签订证券交易委托协议，并在证券公司开立证券交易账户，以书面、电话以及其他方式，委托该证券公司代其买卖证券。

第一百一十二条 证券公司根据投资者的委托，按照证券交易规则提出交易申报，参与证券交易所场内的集中交易，并根据成交结果承担相应的清算交收责任；证券登记结算机构根据成交结果，按照清算交收规则，与证券公司进行证券和资金的清算交收，并为证券公司客户办理证券的登记过户手续。

第一百一十三条 证券交易所应当为组织公平的集中交易提供保障，公布证券交易即时行情，并按交易日制作证券市场行情表，予以公布。

未经证券交易所许可，任何单位和个人不得发布证券交易即时行情。

第一百一十四条 因突发性事件而影响证券交易的正常进行时，证券交易所可以采取技术性停牌的措施；因不可抗力的突发性事件或者为维护证券交易的正常秩序，证券交易所可以决定临时停市。

证券交易所采取技术性停牌或者决定临时停市，必须及时报告国务院证券监督管理机构。

第一百一十五条 证券交易所对证券交易实行实时监控，并按照国务院证券监督管理机构的要求，对异常的交易情况提出报告。

证券交易所应当对上市公司及相关信息披露义务人披露信息进行监督，督促其依法及时、准确地披露信息。

证券交易所根据需要，可以对出现重大异常交易情况的证券账户限制交易，并报国务院证券监督管理机构备案。

第一百一十六条 证券交易所应当从其收取的交易费用和会员费、席位费中提取一定比例的金额设立风险基金。风险基金由证券交易所理事会管理。

风险基金提取的具体比例和使用办法，由国务院证券监督管理机构会同国务院财政部门规定。

第一百一十七条 证券交易所应当将收存的风险基金存入开户银行专门账户，不得擅自使用。

第一百一十八条 证券交易所依照证券法律、行政法规制定上市规则、交易规则、会员管理规则和其他有关规则，并报国务院证券监督管理机构批准。

第一百一十九条 证券交易所的负责人和其他从业人员在执行与证券交易有关的职务时，与其本人或者其亲属有利害关系的，应当回避。

第一百二十条 按照依法制定的交易规则进行的交易，不得改变其交易结果。对交易中违规交易者应负的民事责任不得免除；在违规交易中所获利益，依照有关规定处理。

第一百二十一条 在证券交易所内从事证券交易的人员，违反证券交易所有关交易规则的，由证券交易所给予纪律处分；对情节严重的，撤销其资格，禁止其入场进行证券交易。

第六章 证券公司

第一百二十二条 设立证券公司，必须经国务院证券监督管理机构审查批准，未经国务院证券监督管理机构批准，任何单位和个人不得经营证券业务。

第一百二十三条 本法所称证券公司是指依照《中华人民共和国公司法》和本法规定设立的经营证券业务的有限责任公司或者股份有限公司。

第一百二十四条 设立证券公司，应当具备下列条件：

（一）有符合法律、行政法规规定的公司章程；

（二）主要股东具有持续盈利能力，信誉良好，最近三年无重大违法违规记录，净资产不低于人民币二亿元；

（三）有符合本法规定的注册资本；

（四）董事、监事、高级管理人员具备任职资格，从业人员具有证券从业资格；

（五）有完善的风险管理与内部控制制度；

（六）有合格的经营场所和业务设施；

（七）法律、行政法规规定的和经国务院批准的国务院证券监督管理机构规定的其他条件。

第一百二十五条 经国务院证券监督管理机构批准，证券公司可以经营下列部分或者全部业务：

（一）证券经纪；

（二）证券投资咨询；

（三）与证券交易、证券投资活动有关的财务顾问；

（四）证券承销与保荐；

（五）证券自营；

（六）证券资产管理；

（七）其他证券业务。

第一百二十六条 证券公司必须在其名称中标明证券有限责任公司或者证券股份有限公司字样。

第一百二十七条 证券公司经营本法第一百二十五条第（一）项至第（三）项业务的，注册资本最低限额为人民币五千万元；经营第（四）项至第（七）项业务之一的，注册资本最低限额为人民币一亿元；经营第（四）项至第（七）项业务中两项以上的，注册资本最低限额为人民币五亿元。证券公司的注册资本应当是实缴资本。

国务院证券监督管理机构根据审慎监管原则和各项业务的风险程度，可以调整注册资本最低限额，但不得少于前款规定的限额。

第一百二十八条 国务院证券监督管理机构应当自受理证券公司设立申请之日起六个月内，依照法定条件和法定程序并根据审慎监管原则进行审查，作出批准或者不予批准的决定，并通知申请人；不予批准的，应当说明理由。

证券公司设立申请获得批准的，申请人应当在规定的期限内向公司登记机关申请设立登记，领取营业执照。

证券公司应当自领取营业执照之日起十五日内，向国务院证券监督管理机构申请经营证券业务许可证。未取得经营证券业务许可证，证券公司不得经营证券业务。

第一百二十九条 证券公司设立、收购或者撤销分支机构，变更业务范围或者注册资本，变更持有百分之五以上股权的股东、实际控制人，变更公司章程中的重要条款，合并、分立、变更公司形式、停业、解散、破产，必须经国务院证券监督管理机构批准。

证券公司在境外设立、收购或者参股证券经营机构，必须经国务院证券监督管理机构批准。

第一百三十条 国务院证券监督管理机构应当对证券公司的净资本，净资本与负债的比例，净资本与净资产的比例，净资本与自营、承销、资产管理等业务规模的比例，负债与净资产的比例，以及流动资产与流动负债的比例等风险控制指标作出规定。

证券公司不得为其股东或者股东的关联人提供融资或者担保。

第一百三十一条 证券公司的董事、监事、高级管理人员，应当正直诚实，品行良好，熟悉证券法律、行政法规，具有履行职责所需的经营管理能力，并在任职前取得国务院证券监督管理机构核准的任职资格。

有《中华人民共和国公司法》第一百四十七条规定的情形或者下列情形之一的，不得担任证券公司的董事、监事、高级管理人员：

（一）因违法行为或者违纪行为被解除职务的证券交易所、证券登记结算机构的负责人或者证券公司的董事、监事、高级管理人员，自被解除职务之日起未逾五年；

（二）因违法行为或者违纪行为被撤销资格的律师、注册会计师或者投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、验证机构的专业人员，自被撤销资格之日起未逾五年。

第一百三十二条 因违法行为或者违纪行为被开除的证券交易所、证券登记结算机构、证券服务机构、证券公司的从业人员和被开除的国家机关工作人员，不得招聘为证券公司的从业人员。

第一百三十三条 国家机关工作人员和法律、行政法规规定的禁止在公司中兼职的其他人员，不得在证券公司中兼任职务。

第一百三十四条 国家设立证券投资者保护基金。证券投资者保护基金由证券公司缴纳的资金及其他依法筹集的资金组成，其筹集、管理和使用的具体办法由国务院规定。

第一百三十五条 证券公司从每年的税后利润中提取交易风险准备金，用于弥补证券交易的损失，其提取的具体比例由国务院证券监督管理机构规定。

第一百三十六条 证券公司应当建立健全内部控制制度，采取有效隔离措施，防范公司与客户之间、不同客户之间的利益冲突。

证券公司必须将其证券经纪业务、证券承销业务、证券自营业务和证券资产管理业务分开办理，不得混合操作。

第一百三十七条 证券公司的自营业务必须以自己的名义进行，不得假借他人名义或者以个人名义进行。

证券公司的自营业务必须使用自有资金和依法筹集的资金。

证券公司不得将其自营账户借给他人使用。

第一百三十八条 证券公司依法享有自主经营的权利，其合法经营不受干涉。

第一百三十九条 证券公司客户的交易结算资金应当存放在商业银行，以每个客户的名义单独立户管理。具体办法和实施步骤由国务院规定。

证券公司不得将客户的交易结算资金和证券归入其自有财产。禁止任何单位或者个人以任何形式挪用客户的交易结算资金和证券。证券公司破产或者清算时，客户的交易结算资金和证券不属于其破产财产或者清算财产。非因客户本身的债务或者法律规定的其他情形，不得查封、冻结、扣划或者强制执行客户的交易结算资金和证券。

第一百四十条 证券公司办理经纪业务，应当置备统一制定的证券买卖委托书，供委托人使用。采取其他委托方式的，必须作出委托记录。

客户的证券买卖委托，不论是否成交，其委托记录应当按照规定的期限，保存于证券公司。

第一百四十一条 证券公司接受证券买卖的委托，应当根据委托书载明的证券名称、买卖数量、出价方式、价格幅度等，按照交易规则代理买卖证券，如实进行交易记录；买卖成交后，应当按照规定制作买卖成交报告单交付客户。

证券交易中确认交易行为及其交易结果的对账单必须真实，并由交易经办人员以外的审核人员逐笔审核，保证账面证券余额与实际持有的证券相一致。

第一百四十二条 证券公司为客户买卖证券提供融资融券服务，应当按照国务院的规定并经国务院证券监督管理机构批准。

第一百四十三条 证券公司办理经纪业务，不得接受客户的全权委托而决定证券买卖、选择证券种类、决定买卖数量或者买卖价格。

第一百四十四条 证券公司不得以任何方式对客户证券买卖的收益或者赔偿证券买卖的损失作出承诺。

第一百四十五条 证券公司及其从业人员不得未经过其依法设立的营业场所私下接受客户委托买卖证券。

第一百四十六条 证券公司的从业人员在证券交易活动中，执行所属的证券公司的指令或者利用职务违反交易规则的，由所属的证券公司承担全部责任。

第一百四十七条 证券公司应当妥善保存客户开户资料、委托记录、交易记录和与内部管理、业务经营有关的各项资料，任何人不得隐匿、伪造、篡改或者毁损。上述资料的保存期限不得少于二十年。

第一百四十八条 证券公司应当按照规定向国务院证券监督管理机构报送业务、财务等经营管理信息和资料。国务院证券监督管理机构有权要求证券公司及其股东、实际控制人在指定的期限内提供有关信息、资料。

证券公司及其股东、实际控制人向国务院证券监督管理机构报送或者提供的信息、资料，必须真实、准确、完整。

第一百四十九条 国务院证券监督管理机构认为有必要时，可以委托会计师事务所、资产评估机构对证券公司的财务状况、内部控制状况、资产价值进行审计或者评估。具体办法由国务院证券监督管理机构会同有关主管部门制定。

第一百五十条 证券公司的净资本或者其他风险控制指标不符合规定的，国务院证券监督管理机构应当责令其限期改正；逾期未改正，或者其行为严重危及该证券公司的稳健运行、损害客户合法权益的，国务院证券监督管理机构可以区别情形，对其采取下列措施：

（一）限制业务活动，责令暂停部分业务，停止批准新业务；

（二）停止批准增设、收购营业性分支机构；

（三）限制分配红利，限制向董事、监事、高级管理人员支付报酬、提供福利；

（四）限制转让财产或者在财产上设定其他权利；

（五）责令更换董事、监事、高级管理人员或者限制其权利；

（六）责令控股股东转让股权或者限制有关股东行使股东权利；

（七）撤销有关业务许可。

证券公司整改后，应当向国务院证券监督管理机构提交报告。国务院证券监督管理机构经验收，符合有关风险控制指标的，应当自验收完毕之日起三日内解除对其采取的前款规定的有关措施。

第一百五十一条 证券公司的股东有虚假出资、抽逃出资行为的，国务院证券监督管理机构应当责令其限期改正，并可责令其转让所持证券公司的股权。

在前款规定的股东按照要求改正违法行为、转让所持证券公司的股权前，国务院证券监督管理机构可以限制其股东权利。

第一百五十二条 证券公司的董事、监事、高级管理人员未能勤勉尽责，致使证券公司存在重大违法违规行为或者重大风险的，国务院证券监督管理机构可以撤销其任职资格，并责令公司予以更换。

第一百五十三条 证券公司违法经营或者出现重大风险，严重危害证券市场秩序、损害投资者利益的，国务院证券监督管理机构可以对该证券公司采取责令停业整顿、指定其他机构托管、接管或者撤销等监管措施。

第一百五十四条 在证券公司被责令停业整顿、被依法指定托管、接管或者清

算期间，或者出现重大风险时，经国务院证券监督管理机构批准，可以对该证券公司直接负责的董事、监事、高级管理人员和其他直接责任人员采取以下措施：

（一）通知出境管理机关依法阻止其出境；

（二）申请司法机关禁止其转移、转让或者以其他方式处分财产，或者在财产上设定其他权利。

第七章 证券登记结算机构

第一百五十五条 证券登记结算机构是为证券交易提供集中登记、存管与结算服务，不以营利为目的的法人。

设立证券登记结算机构必须经国务院证券监督管理机构批准。

第一百五十六条 设立证券登记结算机构，应当具备下列条件：

（一）自有资金不少于人民币二亿元；

（二）具有证券登记、存管和结算服务所必须的场所和设施；

（三）主要管理人员和从业人员必须具有证券从业资格；

（四）国务院证券监督管理机构规定的其他条件。

证券登记结算机构的名称中应当标明证券登记结算字样。

第一百五十七条 证券登记结算机构履行下列职能：

（一）证券账户、结算账户的设立；

（二）证券的存管和过户；

（三）证券持有人名册登记；

（四）证券交易所上市证券交易的清算和交收；

（五）受发行人的委托派发证券权益；

（六）办理与上述业务有关的查询；

（七）国务院证券监督管理机构批准的其他业务。

第一百五十八条 证券登记结算采取全国集中统一的运营方式。

证券登记结算机构章程、业务规则应当依法制定，并须经国务院证券监督管理机构批准。

第一百五十九条 证券持有人持有的证券，在上市交易时，应当全部存管在证券登记结算机构。

证券登记结算机构不得挪用客户的证券。

第一百六十条 证券登记结算机构应当向证券发行人提供证券持有人名册及其有关资料。

证券登记结算机构应当根据证券登记结算的结果，确认证券持有人持有证券的事实，提供证券持有人登记资料。

证券登记结算机构应当保证证券持有人名册和登记过户记录真实、准确、完整，不得隐匿、伪造、篡改或者毁损。

第一百六十一条 证券登记结算机构应当采取下列措施保证业务的正常进行：

（一）具有必备的服务设备和完善的数据安全保护措施；

（二）建立完善的业务、财务和安全防范等管理制度；

（三）建立完善的风险管理系统。

第一百六十二条 证券登记结算机构应当妥善保存登记、存管和结算的原始凭证及有关文件和资料。其保存期限不得少于二十年。

第一百六十三条 证券登记结算机构应当设立结算风险基金，用于垫付或者弥补因违约交收、技术故障、操作失误、不可抗力造成的证券登记结算机构的损失。

证券结算风险基金从证券登记结算机构的业务收入和收益中提取，并可以由结算参与人按照证券交易业务量的一定比例缴纳。

证券结算风险基金的筹集、管理办法，由国务院证券监督管理机构会同国务院财政部门规定。

第一百六十四条 证券结算风险基金应当存入指定银行的专门账户，实行专项管理。

证券登记结算机构以风险基金赔偿后，应当向有关责任人追偿。

第一百六十五条 证券登记结算机构申请解散，应当经国务院证券监督管理机构批准。

第一百六十六条 投资者委托证券公司进行证券交易，应当申请开立证券账户。证券登记结算机构应当按照规定以投资者本人的名义为投资者开立证券账户。

投资者申请开立账户，必须持有证明中国公民身份或者中国法人资格的合法证件。国家另有规定的除外。

第一百六十七条 证券登记结算机构为证券交易提供净额结算服务时，应当要求结算参与人按照货银对付的原则，足额交付证券和资金，并提供交收担保。

在交收完成之前，任何人不得动用用于交收的证券、资金和担保物。

结算参与人未按时履行交收义务的，证券登记结算机构有权按照业务规则处理前款所述财产。

第一百六十八条 证券登记结算机构按照业务规则收取的各类结算资金和证券，必须存放于专门的清算交收账户，只能按业务规则用于已成交的证券交易的清算交收，不得被强制执行。

第八章 证券服务机构

第一百六十九条 投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、会计师事务所从事证券服务业务，必须经国务院证券监督管理机构和有关主管部门批准。

投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、会计师事务所从事证券服务业务的审批管理办法，由国务院证券监督管理机构和有关主管部门制定。

第一百七十条 投资咨询机构、财务顾问机构、资信评级机构从事证券服务业务的人员，必须具备证券专业知识和从事证券业务或者证券服务业务二年以上经验。认定其证券从业资格的标准和管理办法，由国务院证券监督管理机构制定。

第一百七十一条 投资咨询机构及其从业人员从事证券服务业务不得有下列行为：

（一）代理委托人从事证券投资；

（二）与委托人约定分享证券投资收益或者分担证券投资损失；

（三）买卖本咨询机构提供服务的上市公司股票；

（四）利用传播媒介或者通过其他方式提供、传播虚假或者误导投资者的信息；

（五）法律、行政法规禁止的其他行为。

有前款所列行为之一，给投资者造成损失的，依法承担赔偿责任。

第一百七十二条 从事证券服务业务的投资咨询机构和资信评级机构，应当按照国务院有关主管部门规定的标准或者收费办法收取服务费用。

第一百七十三条 证券服务机构为证券的发行、上市、交易等证券业务活动制作、出具审计报告、资产评估报告、财务顾问报告、资信评级报告或者法律意见书等文件，应当勤勉尽责，对所制作、出具的文件内容的真实性、准确性、完整性进行核查和验证。其制作、出具的文件有虚假记载、误导性陈述或者重大遗漏，给他人造成损失的，应当与发行人、上市公司承担连带赔偿责任，但是能够证明自己没有过错的除外。

第九章 证券业协会

第一百七十四条 证券业协会是证券业的自律性组织，是社会团体法人。

证券公司应当加入证券业协会。

证券业协会的权力机构为全体会员组成的会员大会。

第一百七十五条 证券业协会章程由会员大会制定，并报国务院证券监督管理机构备案。

第一百七十六条 证券业协会履行下列职责：

（一）教育和组织会员遵守证券法律、行政法规；

（二）依法维护会员的合法权益，向证券监督管理机构反映会员的建议和要求；

（三）收集整理证券信息，为会员提供服务；

（四）制定会员应遵守的规则，组织会员单位的从业人员的业务培训，开展会员间的业务交流；

（五）对会员之间、会员与客户之间发生的证券业务纠纷进行调解；

（六）组织会员就证券业的发展、运作及有关内容进行研究；

（七）监督、检查会员行为，对违反法律、行政法规或者协会章程的，按照规定给予纪律处分；

（八）证券业协会章程规定的其他职责。

第一百七十七条 证券业协会设理事会。理事会成员依章程的规定由选举产生。

第十章 证券监督管理机构

第一百七十八条 国务院证券监督管理机构依法对证券市场实行监督管理，维护证券市场秩序，保障其合法运行。

第一百七十九条 国务院证券监督管理机构在对证券市场实施监督管理中履行下列职责：

（一）依法制定有关证券市场监督管理的规章、规则，并依法行使审批或者核准权；

（二）依法对证券的发行、上市、交易、登记、存管、结算，进行监督管理；

（三）依法对证券发行人、上市公司、证券交易所、证券公司、证券登记结算机构、证券投资基金管理公司、证券服务机构的证券业务活动，进行监督管理；

（四）依法制定从事证券业务人员的资格标准和行为准则，并监督实施；

（五）依法监督检查证券发行、上市和交易的信息公开情况；

（六）依法对证券业协会的活动进行指导和监督；

（七）依法对违反证券市场监督管理法律、行政法规的行为进行查处；

（八）法律、行政法规规定的其他职责。

国务院证券监督管理机构可以和其他国家或者地区的证券监督管理机构建立监督管理合作机制，实施跨境监督管理。

第一百八十条 国务院证券监督管理机构依法履行职责，有权采取下列措施：

（一）对证券发行人、上市公司、证券公司、证券投资基金管理公司、证券服务机构、证券交易所、证券登记结算机构进行现场检查；

（二）进入涉嫌违法行为发生场所调查取证；

（三）询问当事人和与被调查事件有关的单位和个人，要求其对与被调查事件有关的事项作出说明；

（四）查阅、复制与被调查事件有关的财产权登记、通讯记录等资料；

（五）查阅、复制当事人和与被调查事件有关的单位和个人的证券交易记录、登记过户记录、财务会计资料及其他相关文件和资料；对可能被转移、隐匿或者毁损的文件和资料，可以予以封存；

（六）查询当事人和与被调查事件有关的单位和个人的资金账户、证券账户和银行账户；对有证据证明已经或者可能转移或者隐匿违法资金、证券等涉案财产或者隐匿、伪造、毁损重要证据的，经国务院证券监督管理机构主要负责人批准，可以冻结或者查封；

（七）在调查操纵证券市场、内幕交易等重大证券违法行为时，经国务院证券监督管理机构主要负责人批准，可以限制被调查事件当事人的证券买卖，但限制的期限不得超过十五个交易日；案情复杂的，可以延长十五个交易日。

第一百八十一条 国务院证券监督管理机构依法履行职责，进行监督检查或者调查，其监督检查、调查的人员不得少于二人，并应当出示合法证件和监督检查、调查通知书。监督检查、调查的人员少于二人或者未出示合法证件和监督检查、调查通知书的，被检查、调查的单位有权拒绝。

第一百八十二条 国务院证券监督管理机构工作人员必须忠于职守，依法办事，公正廉洁，不得利用职务便利牟取不正当利益，不得泄露所知悉的有关单位和个人的商业秘密。

第一百八十三条 国务院证券监督管理机构依法履行职责，被检查、调查的单位和个人应当配合，如实提供有关文件和资料，不得拒绝、阻碍和隐瞒。

第一百八十四条 国务院证券监督管理机构依法制定的规章、规则和监督管理工作制度应当公开。

国务院证券监督管理机构依据调查结果，对证券违法行为作出的处罚决定，应当公开。

第一百八十五条 国务院证券监督管理机构应当与国务院其他金融监督管理机构建立监督管理信息共享机制。

国务院证券监督管理机构依法履行职责，进行监督检查或者调查时，有关部门应当予以配合。

第一百八十六条 国务院证券监督管理机构依法履行职责，发现证券违法行为涉嫌犯罪的，应当将案件移送司法机关处理。

第一百八十七条 国务院证券监督管理机构的人员不得在被监管的机构中任职。

第十一章 法律责任

第一百八十八条 未经法定机关核准，擅自公开或者变相公开发行证券的，责

令停止发行，退还所募资金并加算银行同期存款利息，处以非法所募资金金额百分之一以上百分之五以下的罚款；对擅自公开或者变相公开发行证券设立的公司，由依法履行监督管理职责的机构或者部门会同县级以上地方人民政府予以取缔。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第一百八十九条 发行人不符合发行条件，以欺骗手段骗取发行核准，尚未发行证券的，处以三十万元以上六十万元以下的罚款；已经发行证券的，处以非法所募资金金额百分之一以上百分之五以下的罚款。对直接负责的主管人员和其他直接责任人员处以三万元以上三十万元以下的罚款。

发行人的控股股东、实际控制人指使从事前款违法行为的，依照前款的规定处罚。

第一百九十条 证券公司承销或者代理买卖未经核准擅自公开发行的证券的，责令停止承销或者代理买卖，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上六十万元以下的罚款。给投资者造成损失的，应当与发行人承担连带赔偿责任。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上三十万元以下的罚款。

第一百九十一条 证券公司承销证券，有下列行为之一的，责令改正，给予警告，没收违法所得，可以并处三十万元以上六十万元以下的罚款；情节严重的，暂停或者撤销相关业务许可。给其他证券承销机构或者投资者造成损失的，依法承担赔偿责任。对直接负责的主管人员和其他直接责任人员给予警告，可以并处三万元以上三十万元以下的罚款；情节严重的，撤销任职资格或者证券从业资格：

（一）进行虚假的或者误导投资者的广告或者其他宣传推介活动；

（二）以不正当竞争手段招揽承销业务；

（三）其他违反证券承销业务规定的行为。

第一百九十二条 保荐人出具有虚假记载、误导性陈述或者重大遗漏的保荐书，或者不履行其他法定职责的，责令改正，给予警告，没收业务收入，并处以业务收入一倍以上五倍以下的罚款；情节严重的，暂停或者撤销相关业务许可。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款；情节严重的，撤销任职资格或者证券从业资格。

第一百九十三条 发行人、上市公司或者其他信息披露义务人未按照规定披露

信息，或者所披露的信息有虚假记载、误导性陈述或者重大遗漏的，由证券监督管理机构责令改正，给予警告，处以三十万元以上六十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

发行人、上市公司或者其他信息披露义务人未按照规定报送有关报告，或者报送的报告有虚假记载、误导性陈述或者重大遗漏的，由证券监督管理机构责令改正，处以三十万元以上六十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

发行人、上市公司或者其他信息披露义务人的控股股东、实际控制人指使从事前两款违法行为的，依照前两款的规定处罚。

第一百九十四条 发行人、上市公司擅自改变公开发行证券所募集资金的用途的，责令改正，对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

发行人、上市公司的控股股东、实际控制人指使从事前款违法行为的，给予警告，并处以三十万元以上六十万元以下的罚款。对直接负责的主管人员和其他直接责任人员依照前款的规定处罚。

第一百九十五条 上市公司的董事、监事、高级管理人员、持有上市公司股份百分之五以上的股东，违反本法第四十七条的规定买卖本公司股票的，给予警告，可以并处三万元以上十万元以下的罚款。

第一百九十六条 非法开设证券交易场所的，由县级以上人民政府予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上五十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第一百九十七条 未经批准，擅自设立证券公司或者非法经营证券业务的，由证券监督管理机构予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上六十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第一百九十八条 违反本法规定，聘任不具有任职资格、证券从业资格的人员的，由证券监督管理机构责令改正，给予警告，可以并处十万元以上三十万元以下的罚款；对直接负责的主管人员给予警告，可以并处三万元以上十万元以下的罚

款。

第一百九十九条 法律、行政法规规定禁止参与股票交易的人员，直接或者以化名、借他人名义持有、买卖股票的，责令依法处理非法持有的股票，没收违法所得，并处以买卖股票等值以下的罚款；属于国家工作人员的，还应当依法给予行政处分。

第二百条 证券交易所、证券公司、证券登记结算机构、证券服务机构的从业人员或者证券业协会的工作人员，故意提供虚假资料，隐匿、伪造、篡改或者毁损交易记录，诱骗投资者买卖证券的，撤销证券从业资格，并处以三万元以上十万元以下的罚款；属于国家工作人员的，还应当依法给予行政处分。

第二百零一条 为股票的发行、上市、交易出具审计报告、资产评估报告或者法律意见书等文件的证券服务机构和人员，违反本法第四十五条的规定买卖股票的，责令依法处理非法持有的股票，没收违法所得，并处以买卖股票等值以下的罚款。

第二百零二条 证券交易内幕信息的知情人或者非法获取内幕信息的人，在涉及证券的发行、交易或者其他对证券的价格有重大影响的信息公开前，买卖该证券，或者泄露该信息，或者建议他人买卖该证券的，责令依法处理非法持有的证券，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三万元的，处以三万元以上六十万元以下的罚款。单位从事内幕交易的，还应当对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。证券监督管理机构工作人员进行内幕交易的，从重处罚。

第二百零三条 违反本法规定，操纵证券市场的，责令依法处理其非法持有的证券，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上三百万元以下的罚款。单位操纵证券市场的，还应当对直接负责的主管人员和其他直接责任人员给予警告，并处以十万元以上六十万元以下的罚款。

第二百零四条 违反法律规定，在限制转让期限内买卖证券的，责令改正，给予警告，并处以违法买卖证券等值以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第二百零五条 证券公司违反本法规定，为客户买卖证券提供融资融券的，没收违法所得，暂停或者撤销相关业务许可，并处以非法融资融券等值以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上三十万元以下的罚款。

第二百零六条 违反本法第七十八条第一款、第三款的规定，扰乱证券市场的，由证券监督管理机构责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三万元的，处以三万元以上二十万元以下的罚款。

第二百零七条 违反本法第七十八条第二款的规定，在证券交易活动中作出虚假陈述或者信息误导的，责令改正，处以三万元以上二十万元以下的罚款；属于国家工作人员的，还应当依法给予行政处分。

第二百零八条 违反本法规定，法人以他人名义设立账户或者利用他人账户买卖证券的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三万元的，处以三万元以上三十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上十万元以下的罚款。

证券公司为前款规定的违法行为提供自己或者他人的证券交易账户的，除依照前款的规定处罚外，还应当撤销直接负责的主管人员和其他直接责任人员的任职资格或者证券从业资格。

第二百零九条 证券公司违反本法规定，假借他人名义或者以个人名义从事证券自营业务的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上六十万元以下的罚款；情节严重的，暂停或者撤销证券自营业务许可。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上十万元以下的罚款。

第二百一十条 证券公司违背客户的委托买卖证券、办理交易事项，或者违背客户真实意思表示，办理交易以外的其他事项的，责令改正，处以一万元以上十万元以下的罚款。给客户造成损失的，依法承担赔偿责任。

第二百一十一条 证券公司、证券登记结算机构挪用客户的资金或者证券，或者未经客户的委托，擅自为客户买卖证券的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上六十万元以下的罚款；情节严重的，责令关闭或者撤销相关业务许可。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上三十万元以下的罚款。

第二百一十二条 证券公司办理经纪业务，接受客户的全权委托买卖证券的，或者证券公司对客户买卖证券的收益或者赔偿证券买卖的损失作出承诺的，责令改正，没收违法所得，并处以五万元以上二十万元以下的罚款，可以暂停或者撤销相关业务许可。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上十万元以下的罚款，可以撤销任职资格或者证券从业资格。

第二百一十三条 收购人未按照本法规定履行上市公司收购的公告、发出收购要约、报送上市公司收购报告书等义务或者擅自变更收购要约的，责令改正，给予警告，并处以十万元以上三十万元以下的罚款；在改正前，其持有或者通过协议、其他安排与他人共同持有被收购公司股份超过百分之三十的部分不得行使表决权。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第二百一十四条 收购人或者收购人的控股股东利用上市公司收购损害被收购公司及其股东的合法权益的，责令改正，给予警告；情节严重的，并处以十万元以上六十万元以下的罚款。给被收购公司及其股东造成损失的，依法承担赔偿责任。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第二百一十五条 证券公司及其从业人员违反本法规定，私下接受客户委托买卖证券的，责令改正，给予警告，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上三十万元以下的罚款。

第二百一十六条 证券公司违反规定，未经批准经营非上市证券的交易的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

第二百一十七条 证券公司成立后，无正当理由超过三个月未开始营业的，或

者开业后自行停业连续三个月以上的，由公司登记机关吊销其公司营业执照。

第二百一十八条 证券公司违反本法第一百二十九条的规定，擅自设立、收购、撤销分支机构，或者合并、分立、停业、解散、破产，或者在境外设立、收购、参股证券经营机构的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上六十万元以下的罚款。对直接负责的主管人员给予警告，并处以三万元以上十万元以下的罚款。

证券公司违反本法第一百二十九条的规定，擅自变更有关事项的，责令改正，并处以十万元以上三十万元以下的罚款。对直接负责的主管人员给予警告，并处以五万元以下的罚款。

第二百一十九条 证券公司违反本法规定，超出业务许可范围经营证券业务的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上六十万元以下罚款；情节严重的，责令关闭。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上十万元以下的罚款。

第二百二十条 证券公司对其证券经纪业务、证券承销业务、证券自营业务、证券资产管理业务，不依法分开办理，混合操作的，责令改正，没收违法所得，并处以三十万元以上六十万元以下的罚款；情节严重的，撤销相关业务许可。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上十万元以下的罚款；情节严重的，撤销任职资格或者证券从业资格。

第二百二十一条 提交虚假证明文件或者采取其他欺诈手段隐瞒重要事实骗取证券业务许可的，或者证券公司在证券交易中有严重违法行为，不再具备经营资格的，由证券监督管理机构撤销证券业务许可。

第二百二十二条 证券公司或者其股东、实际控制人违反规定，拒不向证券监督管理机构报送或者提供经营管理信息和资料，或者报送、提供的经营管理信息和资料有虚假记载、误导性陈述或者重大遗漏的，责令改正，给予警告，并处以三万元以上三十万元以下的罚款，可以暂停或者撤销证券公司相关业务许可。对直接负责的主管人员和其他直接责任人员，给予警告，并处以三万元以下的罚款，可以撤销任职资格或者证券从业资格。

证券公司为其股东或者股东的关联人提供融资或者担保的，责令改正，给予警告，并处以十万元以上三十万元以下的罚款。对直接负责的主管人员和其他直接责

任人员，处以三万元以上十万元以下的罚款。股东有过错的，在按照要求改正前，国务院证券监督管理机构可以限制其股东权利；拒不改正的，可以责令其转让所持证券公司股权。

第二百二十三条 证券服务机构未勤勉尽责，所制作、出具的文件有虚假记载、误导性陈述或者重大遗漏的，责令改正，没收业务收入，暂停或者撤销证券服务业务许可，并处以业务收入一倍以上五倍以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，撤销证券从业资格，并处以三万元以上十万元以下的罚款。

第二百二十四条 违反本法规定，发行、承销公司债券的，由国务院授权的部门依照本法有关规定予以处罚。

第二百二十五条 上市公司、证券公司、证券交易所、证券登记结算机构、证券服务机构，未按照有关规定保存有关文件和资料的，责令改正，给予警告，并处以三万元以上三十万元以下的罚款；隐匿、伪造、篡改或者毁损有关文件和资料的，给予警告，并处以三十万元以上六十万元以下的罚款。

第二百二十六条 未经国务院证券监督管理机构批准，擅自设立证券登记结算机构的，由证券监督管理机构予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、会计师事务所未经批准，擅自从事证券服务业务的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

证券登记结算机构、证券服务机构违反本法规定或者依法制定的业务规则的，由证券监督管理机构责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上三十万元以下的罚款；情节严重的，责令关闭或者撤销证券服务业务许可。

第二百二十七条 国务院证券监督管理机构或者国务院授权的部门有下列情形之一的，对直接负责的主管人员和其他直接责任人员，依法给予行政处分：

（一）对不符合本法规定的发行证券、设立证券公司等申请予以核准、批准的；

（二）违反规定采取本法第一百八十条规定的现场检查、调查取证、查询、冻结或者查封等措施的；

（三）违反规定对有关机构和人员实施行政处罚的；

（四）其他不依法履行职责的行为。

第二百二十八条 证券监督管理机构的工作人员和发行审核委员会的组成人员，不履行本法规定的职责，滥用职权、玩忽职守，利用职务便利牟取不正当利益，或者泄露所知悉的有关单位和个人的商业秘密的，依法追究法律责任。

第二百二十九条 证券交易所对不符合本法规定条件的证券上市申请予以审核同意的，给予警告，没收业务收入，并处以业务收入一倍以上五倍以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第二百三十条 拒绝、阻碍证券监督管理机构及其工作人员依法行使监督检查、调查职权未使用暴力、威胁方法的，依法给予治安管理处罚。

第二百三十一条 违反本法规定，构成犯罪的，依法追究刑事责任。

第二百三十二条 违反本法规定，应当承担民事赔偿责任和缴纳罚款、罚金，其财产不足以同时支付时，先承担民事赔偿责任。

第二百三十三条 违反法律、行政法规或者国务院证券监督管理机构的有关规定，情节严重的，国务院证券监督管理机构可以对有关责任人员采取证券市场禁入的措施。

前款所称证券市场禁入是指在一定期限内直至终身不得从事证券业务或者不得担任上市公司董事、监事、高级管理人员的制度。

第二百三十四条 依照本法收缴的罚款和没收的违法所得全部上缴国库。

第二百三十五条 当事人对证券监督管理机构或者国务院授权的部门的处罚决定不服的，可以依法申请行政复议，或者依法直接向人民法院提起诉讼。

第十二章 附 则

第二百三十六条 本法施行前依照行政法规已批准在证券交易所上市交易的证券继续依法进行交易。

本法施行前依照行政法规和国务院金融行政管理部门的规定经批准设立的证券经营机构，不完全符合本法规定的，应当在规定的限期内达到本法规定的要求。具体实施办法，由国务院另行规定。

第二百三十七条 发行人申请核准公开发行股票、公司债券，应当按照规定缴纳审核费用。

第二百三十八条 境内企业直接或者间接到境外发行证券或者将其证券在境外上市交易，必须经国务院证券监督管理机构依照国务院的规定批准。

第二百三十九条 境内公司股票以外币认购和交易的，具体办法由国务院另行规定。

第二百四十条 本法自2006年1月1日起施行。

Securities Law of the People's Republic of China

Decree No. 43 of the President of the People's Republic of China

Passed by the 6th Session of the Standing Committee of the Ninth National People's Congress on 29 December 1998

Revised in accordance with the Decision on Revision of the "Securities Law of the People's Republic of China" passed by the 11th Session of the Standing Committee of the Tenth National People's Congress on 28 August 2004

Revised by the 18th Session of the Standing Committee of the Tenth National People's Congress on 27 October 2005

CONTENTS

Chapter I General Principles
Chapter II Issuance of Securities
Chapter III Trading of Securities
Section 1 General Provisions
Section 2 Listing of Securities
Section 3 Continuing Information Disclosure
Section 4 Prohibited Trading Behaviour
Chapter IV Acquisition of Listed Companies
Chapter V Stock Exchanges
Chapter VI Securities Companies
Chapter VII Securities Registration and Settlement Organisations
Chapter VIII Securities Services Organisations
Chapter IX Securities Industry Association
Chapter X Securities Regulatory Authorities
Chapter XT Legal Liability
Chapter XII Supplementary Provisions

CHAPTER I — GENERAL PRINCIPLES

Article 1. This Law is promulgated for the purposes of standardising issuance and trading of securities, protecting the legal rights and interests of the investors, safeguarding social and economic order and public interest and promoting the development of the socialist market economy.

Article 2. The provisions of this Law shall apply to the issuance and trading of shares, corporate bonds and other securities determined by the State Council within the People's Republic of China in accordance with the provisions of the law. Where there are no relevant provisions in this Law, the provisions of the *Company Law of the People's Republic of China* and other laws and administrative regulations shall apply.

The provisions of this Law shall apply to the trading of listed treasury bonds and securities investment fund units. Where there are special provisions in other laws and administrative regulations, such provisions shall prevail.

The administrative measures on issuance and trading of securities derivatives shall be formulated by the State Council in accordance with the principle of this Law.

Article 3. Issuance and trading of securities shall comply with the principles of transparency, equity and fairness.

Article 4. Parties engaging in issuance and trading of securities shall enjoy equal legal status and shall comply with the principles of voluntary participation, compensation and honesty and trustworthiness.

Article 5. Issuance and trading of securities shall comply with the provisions of laws and administrative regulations: fraud, insider trading and manipulation of the securities market shall be prohibited.

Article 6. The securities industry and banking industry, trust industry and insurance industry shall implement industry operations and administration separately; securities companies, banks, trust organisations and insurance organisations shall be established separately, unless otherwise provided by the State.

Article 7. The securities regulatory authorities of the State Council shall implement unified supervision and administration on the securities market nationwide in accordance with the provisions of the law.

The securities regulatory authorities of the State Council may establish representative offices

based on the actual needs to perform supervision and administration duties as authorised.
Article 8. Under the prerequisite of unified State supervision and administration on issuance and trading of securities and the securities industry association shall be established in accordance with the provisions of the law to implement self-governance.
Article 9. State audit authorities shall carry out audit and supervision over stock exchanges, securities companies, securities registration and settlement organisations and securities regulatory authorities in accordance with the provisions of the law.

CHAPTER II — ISSUANCE OF SECURITIES

Article 10. Public offering of securities shall satisfy the criteria provided in the laws and administrative regulations and obtain the approval of the securities regulatory authorities of the State Council or authorised department(s) of the State Council in accordance with the provisions of the law. No organisation or individual shall issue securities for public offering without obtaining prior approval in accordance with the provisions of the law.
The following situations shall be deemed as a public offering:
(1) offering of securities to non-specific targets;
(2) offering of securities to more than 200 specific targets; and
(3) other offerings provided by the laws and administrative regulations.
Private offering of securities shall not carry out advertising, open solicitation and disguised publicity campaigns.
Article 11. Issuers applying to make a public share offering or to issue convertible corporate bonds by way of underwriting in accordance with the provisions of the law or to make a public offering of other securities which require a sponsor as provided by the laws and administrative regulations shall appoint a qualified organisation to act as a sponsor.
A sponsor shall comply with business rules and industry norms and the principles of honesty and trustworthiness and due diligence to conduct due diligence review on the application documents and information disclosure of the issuer and supervise the conduct of the issuer.
The qualifications of sponsors and the relevant administrative measures on sponsors shall be provided by the securities regulatory authorities of the State Council.
Article 12. Public offering of shares for the establishment of a company limited by shares shall satisfy the criteria stipulated in the *Company Law of the People's Republic of China* and other requirements provided by the securities regulatory authorities of the State Council; an application for share offering and the following documents shall be submitted to the securities regulatory authorities of the State Council:
(1) articles of association of the company ;
(2) founders' agreement;
(3) name of the founders, shares subscribed by the founders, type of capital contribution and capital verification certificate;
(4) prospectus;
(5) name and address of the receiving bank; and
(6) name of the underwriter and the relevant agreement.
The sponsor's letter for issuance issued by the sponsor shall be submitted if a sponsor is appointed in accordance with the provisions of this Law.
Where the laws and administrative regulations provide that the establishment of a company requires approval, the relevant approval documents shall be submitted.
Article 13. A company proposing to making a public offering of new shares shall satisfy the following requirements:
(1) it has a proper and well-functioning organisation structure;
(2) it has made profits in consecutive years and is in good financial standing;
(3) its financial accounting documents in the past three years do not contain any fraudulent entries and it has not committed a major violation of law; and
(4) other requirements provided by the securities regulatory authorities of the State Council.
Private offering of new shares by listed companies shall satisfy the criteria stipulated by the securities regulatory authorities of the State Council and the approval of the securities regulatory authorities of the State Council is required.
Article 14. A company proposing to make a public share offering shall submit an application for share offering and the following documents to the securities regulatory authorities of the State Council:

(1) business licence of the company;
(2) articles of association of the company;
(3) resolution of a shareholders' general meeting;
(4) prospectus:
(5) financial accounting report;
(6) name and address of the receiving bank; and
(7) name of the underwriter and the relevant agreement.

The sponsor's letter for issuance issued by the sponsor shall be submitted if a sponsor is appointed in accordance with the provisions of this Law.

Article 15. Companies shall use the proceeds from their public share offering for the usage purpose set out in the prospectus. Where the proceeds are proposed to be used for a different usage purpose, a resolution of a shareholders' general meeting is required. Where a company uses the proceeds for a different usage purpose arbitrarily and fails to make correction or such act is not ratified by a shareholders' general meeting, it shall not be prohibited from making a public offering of new shares; listed companies shall also be prohibited from making a private offering of new shares.

Article 16. A public offering of corporate bonds shall satisfy the following requirements:
(1) the net assets of a company limited by shares shall not be less than RMB30 million; the net assets of a limited liability company shall not be less than RMB60 million;
(2) the cumulative balance of corporate bonds shall not exceed 40% of the company's net assets;
(3) the average distributable profits in the past three years are sufficient to pay out interest for one year of the corporate bonds;
(4) the usage purpose of the proceeds shall comply with State industrial policies;
(5) the coupon rate of the corporate bonds shall not exceed the coupon rate stipulated by the State Council; and
(6) other requirements stipulated by the State Council.

The proceeds from a public offering of corporate bonds shall be used for approved purpose(s) only and shall not be used to make up for losses or to pay for non-production expenses.

Listed companies issuing convertible corporate bonds shall, in addition to the requirements stipulated in item (1), satisfy the requirements stipulated in this Law for public offering of shares; and shall obtain the approval of the securities regulatory authorities of the State Council.

Article 17. Companies proposing to make a public offering of corporate bonds shall submit the following documents to the authorised departments) of the State Council or the securities regulatory authorities of the State Council:
(1) business licence of the company;
(2) articles of association of the company ;
(3) method of offering of corporate bonds;
(4) asset valuation report and capital verification report; and
(5) other documents required by the authorised department(s) of the State Council or the securities regulatory authorities of the State Council.

The sponsor's letter for issuance issued by the sponsor shall be submitted if a sponsor is appointed in accordance with the provisions of this Law.

Article 18. Under any of the following circumstances, a company shall not make another public offering of corporate bonds:
(1) its previous public offering of corporate bonds was not fully subscribed;
(2) it has defaulted on corporate bonds issued by way of a public offering or other debts or is late in repayment of principal and interest and such default has not been resolved; or
(3) it has violated the provisions of this Law in changing the usage purpose of the proceeds from a public offering of corporate bonds arbitrarily.

Article 19. The format and method of submission of application documents for issuance of securities to be submitted by issuers for approval to issue securities shall be stipulated by the approval authorities or department(s) in accordance with the provisions of the law.

Article 20. Application documents submitted by issuers to the securities regulatory authorities of the State Council or the authorised department(s) of the State Council for issuance of securities shall be true, accurate and complete.

Securities service organisations and their personnel issuing the relevant documents for issuance of securities shall perform the statutory duties strictly and ensure that the documents issued are true,

accurate and complete.
Article 21. Issuers proposing to make an initial public offering of shares shall, upon submission of the application documents, disclose the relevant application documents in accordance with the provisions of the securities regulatory authorities of the State Council.
Article 22. The securities regulatory authorities of the State Council shall establish an issuance review committee in accordance with the provisions of the law to review applications for issuance of shares.
The issuance review committee shall comprise professionals of the securities regulatory authorities of the State Council and the relevant external experts; the committee shall vote on applications for issuance of shares and give their review opinion.
Measures on composition of the issuance review committee, tenure of the committee members and work procedures of the committee shall be stipulated by the securities regulatory authorities of the State Council.
Article 23. The securities regulatory authorities of the State Council shall approve applications for issuance of shares based on the statutory requirements. The approval procedures shall be transparent and be subject to supervision in accordance with the provisions of the law.
A personnel who participates in the examination and approval of an application for share issuance shall not be related to the applicant and shall not accept directly or indirectly gift(s) from the applicant or hold shares of the subject application or contact the applicant privately.
The authorised department(s) of the State Council shall approve applications for issuance of corporate bonds with reference to the provisions of the preceding paragraphs.
Article 24. The securities regulatory authorities of the State Council or the authorised department(s) of the State Council shall decide on approval or non-approval of an application in accordance with the statutory requirements and procedures within three months from acceptance of the application documents; the period of time taken by the issuer to submit supplementary materials or make correction to its application documents as instructed shall not be included in the three-month time limit; unsuccessful applicants shall be informed of the reason for non-approval.
Article 25. Where an application for issuance of securities is approved, the issuer shall announce the public offering documents in accordance with the provisions of the laws and administrative regulations prior to the public offering of securities and place such documents at a designated venue for inspection by the public.
Prior to disclosure of information pertaining to the issuance of securities in accordance with the provisions of the law, insiders shall not disclose or divulge such information.
Issuers shall not issue securities prior to announcement of the public offering documents.
Article 26. Upon approval of an application for issuance of securities and before the securities are issued, if the securities regulatory authorities of the State Council or the authorised department(s) of the State Council discover that the application does not satisfy the statutory requirements or procedures, the approval shall be revoked to halt the issuance of securities. Where the securities have been issued but not listed, the issuer shall, upon revocation of the approval, refund the issue price and interest computed based on bank interest rate for the same period to the securities holders; the sponsor shall bear joint liability with the issuer, unless it can prove that it is not at fault; where the controlling shareholders and the actual controlling party are at fault, they shall bear joint liability with the issuer.
Article 27. Where there is a change in the business and gains of the issuer after it has issued shares in accordance with the provisions of the law, the issuer shall bear the responsibility; the investment risks arising from such change shall be borne by the investors.
Article 28. Where the laws and administrative regulations provide that a public offering of securities to non-specific targets by an issuer is to be underwritten by a securities company, the issuer shall enter into an underwriting agreement with the securities company. Underwriting of securities may take the form of best efforts and firm commitment.
Best efforts shall refer to the underwriting method under which a securities company sells the securities on behalf of the issuer and returns all unsold securities to the issuer upon expiry of the underwriting period.
Fine commitment shall refer to the underwriting method under which a securities company purchases all the securities from the issuer based on the agreement or purchases the unsold securities upon the expiry of the underwriting period.
Article 29. Issuers proposing to make a public offering of securities shall have the right to appoint

a securities company of their choice to be the underwriter in accordance with the provisions of the law. Securities companies shall not engage in improper competition to solicit for securities underwriting business.

Article 30. Securities companies engaging in securities underwriting shall enter into a best efforts agreement or firm commitment agreement with the issuer to set out the following matters:

(1) name and address of the parties and their legal representative;

(2) type, quantity, amount and issue price of the securities underwritten on a best efforts or first commitment basis;

(3) the best efforts underwriting period or firm commitment underwriting period and the date of commencement and expiry;

(4) date and method of payment for best efforts underwriting or firm commitment underwriting;

(5) expenses and method of settlement of best efforts underwriting or firm commitment underwriting;

(6) default liability; and

(7) other matters stipulated by the securities regulatory authorities of the State Council.

Article 31. Securities companies engaging in securities underwriting shall verify the veracity, accuracy and completeness of the public offering documents; where the documents are found to contain fraudulent entries, misleading representation or major omission, selling activities shall not be conducted; where the selling activities have commenced, they shall be suspended forthwith and correction measures shall be adopted.

Article 32. Public offering of securities to non-specific targets which exceed RMB50 million in total par value shall be underwritten by a syndicate of underwriters; the syndicate of underwriters shall comprise the lead underwriter and securities companies participating in the underwriting.

Article 33. The maximum period for best efforts underwriting or firm commitment underwriting shall not exceed 90 days.

Securities companies shall ensure that the securities underwritten on a best efforts basis or firm commitment basis shall be sold to subscribers first during the best efforts underwriting period or firm commitment underwriting period; securities companies shall not reserve securities underwritten on a best efforts basis for themselves or buy securities purchased and retained under the firm commitment underwriting agreement.

Article 34. The issue price of shares issued at a premium shall be negotiated and determined by the issuer and the underwriters.

Article 35. Upon expiry of the best efforts underwriting period or firm commitment underwriting period, the issuance shall be deemed as unsuccessful if the shares sold to investors are below 70% of the proposed size of public share offering. The issuer shall refund the issue price and interest computed based on bank interest rate for the same period to the subscribers.

Article 36. Upon expiry of the best efforts underwriting or firm commitment underwriting period of a public share offering, the issuer shall file the outcome of share issuance with the securities regulatory authorities of the State Council within the stipulated period for records.

CHAPTER III — TRADING OF SECURITIES

SECTION 1 — GENERAL PROVISIONS

Article 37. The securities traded by the buyer and seller in a securities transaction shall be securities which are issued and delivered in accordance with the provisions of the law.

Securities which are not issued in accordance with the provisions of the law shall not be traded.

Article 38. Shares, corporate bonds and other securities which are issued in accordance with the provisions of the law shall not be traded within the moratorium on transfer stipulated by the law.

Article 39. Shares, corporate bonds and other securities issued by way of a public offering in accordance with the provisions of the law shall be listed and traded on stock exchanges established in accordance with the provisions of the law or on other securities trading venue approved by the State Council.

Article 40. Trading of securities listed on stock exchanges shall take the form of open centralised trading method or other methods approved by the securities regulatory authorities of the State Council.

Article 41. Securities traded by buyers and sellers may be in script form or other forms stipulated by the securities regulatory authorities of the State Council.

Article 42. Securities trading shall be in the form of spot transaction or other forms stipulated by the State Council.

Article 43. The personnel of stock exchanges, securities companies, securities registration and settlement organisations and the securities regulatory authorities and other personnel prohibited by the laws and administrative regulations from trading in shares shall not buy and sell shares directly or using an alias or hold shares in the name of another person or accept gifts of shares from others during their term of appointment or the statutory period.
The aforesaid personnel shall transfer such shares held by him/her in accordance with the provisions of the law prior to taking up an appointment of the aforesaid posts.
Article 44. Stock exchanges, securities companies and securities registration and settlement organisations shall keep information of accounts opened and maintained by their customers confidential in accordance with the provisions of the law.
Article 45. A securities service organisation and its personnel involved in the issuance of an audit report, an asset valuation report or a legal opinion etc for a share issuance shall not buy or sell such shares within the underwriting period of the shares and within six months from the expiry of the underwriting period.
With the exception of the provisions in the preceding paragraph, a securities service organisation and its personnel involved in the issuance of an audit report, an asset valuation report or a legal opinion for a listed company shall not buy or sell the shares of the listed company during the period from its acceptance of the appointment by the listed company to the 6th day after the announcement of the aforesaid document(s).
Article 46. Securities transaction fees shall be reasonable and the fee items, rates and payment method shall be made public.
Fee items and rates of and administrative measures on securities transaction fees shall be standardised and stipulated by the relevant department(s) of the State Council.
Article 47. The gains made by a director, supervisor or senior management personnel of a listed company holding 5% of more of the shares of the listed company from selling shares of the company within six months from the purchase of such shares or buying shares of the company within six months from the sale of such shares shall belong to the company: the board of directors of the company shall collect such gains. However, an underwriter which holds 5% or more of the shares of a listed company from buying the unsold shares in accordance with the underwriting agreement shall not be subject to the six-month moratorium for selling of such shares.
Where the board of directors of the company fails to perform the duties stipulated in the preceding paragraph, the shareholders shall have the right to demand that the board of directors perform the duties within 30 days. Where the board of directors of the company fails to perform the duties within the aforesaid period, the shareholders shall have the right to file a lawsuit directly in their own name with a people's court to protect the interests of the company.
Where the board of directors of the company fails to perform the duties in accordance with the provisions of the first paragraph, the directors who are accountable shall bear joint liability in accordance with the provisions of the law.

SECTION 2 — LISTING OF SECURITIES

Article 48. An applicant applying for listing of securities shall submit its application to the stock exchange for examination and approval by the stock exchange in accordance with the provisions of the law and enter into a listing agreement with the stock exchange.
Stock exchanges shall arrange for listing of treasury bonds in accordance with the decision of the authorised department(s) of the State Council.
Article 49. An organisation which is qualified to act as a sponsor shall be appointed as a sponsor for listing applications for shares, convertible corporate bonds or other securities which require a sponsor as stipulated by the laws and administrative regulations.
The provisions of Article 11(2) and 11(3) shall apply to sponsors for listing applications.
Article 50. A company limited by shares applying for a listing of shares shall satisfy the following requirements:
(1) the shares have been approved by the securities regulatory authorities of the State Council and have been issued by way of a public offering;
(2) the total share capital of the company is not less than RMB30 million;
(3) shares issued by way of a public offering amount to 25% or more of the total number of shares of the company; or amount to 10% or more of the total number of shares of the company where the total share capital of the company exceeds RMB400 million; and
(4) its financial accounting documents in the past three years do not contain any fraudulent entries

and it has not committed a major violation of law.
The stock exchanges may stipulate listing requirements which are stricter than the aforesaid provisions and submit such listing requirements to the securities regulatory authorities of the State Council for approval
Article 51. The State encourages the listing of shares of companies which comply with the State industrial policies and satisfy listing requirements.
Article 52. Companies applying for share listing shall submit the following documents to the stock exchange:
(1) listing report;
(2) resolution of a shareholders' general meeting on application for share listing;
(3) articles of association of the company ;
(4) business licence of the company;
(5) financial accounting reports of the company for the past three years audited by an accounting firm in accordance with the provisions of the law;
(6) legal opinion and sponsor's letter for listing:
(7) the latest prospectus; and
(8) other documents as stipulated in the listing rules of the stock exchange.
Article 53. Upon examination and approval by the stock exchange of an application for share listing, the company which has entered into a listing agreement shall announce the relevant documents within the stipulated period and place such documents at a designated venue for inspection by the public.
Article 54. The company which has entered into a listing agreement shall, in addition to announcement of the documents stipulated in the preceding article, make announcement of the following matters:
(1) the date on which the shares are approved for trading on the stock exchange;
(2) the top ten shareholders of the company and their respective shareholding:
(3) the actual controlling party of the company; and
(4) name of the directors, supervisors and senior management personnel and then-respective holding of the company's shares and corporate bonds.
Article 55. Under any of the following circumstances, the stock exchange shall order the listed company to suspend the listing and trading of its shares:
(1) there are changes in the total share capital and shareholding distribution etc of the company which renders the company to be disqualified from listing;
(2) the company fails to announce its financial conditions in accordance with the provisions or has made fraudulent entries in its financial accounting reports which may mislead investors;
(3) the company has committed a major violation of law;
(4) the company has been making losses for the past three consecutive years; and
(5) other circumstances as stipulated in the listing rules of the stock exchange.
Article 56. Under any of the following circumstances, the stock exchange shall delist the listed company:
(1) there are changes in the total share capital and shareholding distribution etc of the company which renders the company to be disqualified from listing and the company is unable to reinstate its position to satisfy listing requirements within the stipulated period of time:
(2) the company fails to announce its financial conditions in accordance with the provisions or has made fraudulent entries in its financial accounting reports and refuses to make correction;
(3) the company has been making losses in the past three consecutive years and fail to turn profitable in the subsequent year thereafter:
(4) the company is dissolved or declared bankrupt; and
(5) other circumstances as stipulated in the listing rules of the stock exchange.
Article 57. A company applying for listing of its corporate bonds shall satisfy the following requirements:
(1) the term of corporate bonds shall be more than one year;
(2) the actual issue size of the corporate bonds shall not be less than RMB50 million; and
(3) the company continues to satisfy the statutory requirements for issuance of corporate bonds at the time of application for listing of corporate bonds.
Article 58. Companies applying for listing of corporate bonds shall submit the following documents to the stock exchange:

(1) listing report;
(2) resolution of the board of directors on application for listing of corporate bonds;
(3) articles of association of the company ;
(4) business licence of the company;
(5) method of offering of corporate bonds;
(6) actual issue size of corporate bonds; and
(7) other documents as stipulated in the listing rules of the stock exchange.

The sponsor's letter for listing shall be submitted for an application for listing of convertible corporate bonds.

Article 59. Upon examination and approval by the stock exchange of an application for listing of corporate bonds, the company which has entered into a listing agreement shall announce the listing documents and relevant documents within the stipulated period and place the application documents at a designated venue for inspection by the public.

Article 60. Under any of the following circumstances, the stock exchange shall suspend the trading of the listed corporate bonds:

(1) the company has committed a major violation of law:
(2) the company has experienced a major change which renders it to be unable to satisfy the listing requirements for corporate bonds;
(3) the proceeds from the offering of the corporate bonds were not used for the approved usage purpose(s);
(4) the obligations from the offering of the corporate bonds have not been performed accordingly; and
(5) the company has been making losses in the past two consecutive years.

Article 61. In the event of serious consequences resulting from an event set out in item (1) or item (4) of the preceding article or where the company fails to eliminate the circumstances set out in item (2), item (3) or item (5) within the stipulated period, the stock exchange shall delist the corporate bonds.

In the event that the company is dissolved or declared bankrupt, the stock exchange shall delist the corporate bonds.

Article 62. Companies which object to the decision of a stock exchange on non-approval of listing, suspension of trading or delisting may apply to the review organisation established by the stock exchange for a review.

SECTION 3 — CONTINUING INFORMATION DISCLOSURE

Article 63. Information disclosure by issuers and listed companies made in accordance with the provisions of the law shall be true, accurate and complete and shall not contain false information, misleading representation or major omission.

Article 64. Upon approval of public offering of shares by the securities regulatory authorities of the State Council in accordance with the provisions of the law or upon approval of public offering of corporate bonds by the authorised department(s) of the State Council in accordance with the provisions of the law, the prospectus for share listing or the method of offering of corporate bonds shall be announced. The financial accounting report shall also be announced for a public offering of new shares or corporate bonds made in accordance with the provisions of the law.

Article 65. Listed companies shall submit interim reports which contain the following information to the securities regulatory authorities of the State Council and the stock exchange within two months from the end of the first half-year of each accounting year and announce such reports:

f 1) the financial accounting report and business report of the company:
(2) major lawsuit(s) involving the company;
(3) changes in existing shares and corporate bonds;
(4) important matters submitted to a shareholders' general meeting for consideration; and,
(5) other matters stipulated by the securities regulatory authorities of the State Council.

Article 66. Listed companies shall submit annual reports which contain the following information to the securities regulatory authorities of the State Council and the stock exchange within four months from the end of each accounting year and announce such reports:

(1) company profile;
(2) financial accounting report and business report of the company;
(3) profile of the directors, supervisors and senior management personnel and their shareholdings;

(4) information on existing shares and corporate bonds, including the top ten shareholders of the company and their respective shareholding;
(5) the actual controlling party of the company: and
(6) other matters stipulated by the securities regulatory authorities of the State Council.
Article 67. Upon the occurrence of a significant event which may have a relatively large impact on the share trading prices of a listed company and which the investors are not aware of, the listed company shall submit an ad hoc report to the securities regulatory authorities of the State Council and the stock exchange on the relevant information of such significant event and make an announcement to explain the cause, current situation and possible legal consequences.
The following circumstances shall be deemed as a significant event described in the preceding paragraph:
(1) a significant change in the business direction and scope of operations of the company;
(2) decision on major investment and major asset acquisition of the company;
(3) conclusion of an important contract by the company which may have significant influence on the assets, liabilities, rights and interests and business outcome of The company;
(4) the company runs into major debts or defaults on major debts;
(5) the company incurs serious losses or damages;
(6) there is a significant change in the external conditions for production and business operations of the company;
(7) there is a change of director or manager or one-third and above of the number of supervisors;
(8) relatively significant changes to the shareholding of shareholders who hold 5% or more of the shares of the company or to the controlling stake of the actual controlling party;
(9) decision on reduction in capital, merger, division, dissolution and application for bankruptcy;
(10) the company is involved in a major lawsuit or a resolution of a shareholders' general meeting or the board of directors is rescinded or declared null and void in accordance with the provisions of the law;
(11) the company is alleged to have committed a criminal offence and is under investigation by the judicial authorities or a director, supervisor or senior management personnel of the company is alleged to have committed a criminal offence and is subject to mandatory measures; and
(12) other matters stipulated by the securities regulatory authorities of the State Council.
Article 68. The directors and senior management personnel of a listed company shall make written endorsement on the regular reports of the company.
The board of supervisors of a listed company shall review the company's regular reports prepared by the board of directors and issue review opinion in writing.
The directors, supervisors and senior management personnel of a listed company shall ensure the veracity, accuracy and completeness of information disclosure by the listed company.
Article 69. Where the prospectus for share listing, method of offering of corporate bonds, financial accounting report, listing report, annual report, interim report, ad hoc report and other information disclosure made by an issuer or a listed company contains fraudulent information, misleading representation or major omission which causes the investors to suffer losses in securities transactions, the issuer or listed company shall bear compensation liability; the directors, supervisors, senior management personnel of the issuer or the listed company, other personnel who are directly accountable and the sponsor and underwriter(s) shall bear joint liability for compensation with the issuer or the listed company, unless they can prove that they are not at fault; where the controlling shareholder(s) or actual controlling party of the issuer or the listed company is/are at fault, they shall bear joint liability with the issuer or the listed company.
Article 70. Information disclosure required by the provisions of the law shall be published on the media designated by the securities regulatory authorities of the State Council and placed at the address of the company and the stock exchange for inspection by the public.
Article 71. The securities regulatory authorities of the State Council shall monitor the annual reports, half-year reports, ad hoc reports and announcements of listed companies, issue or placement of new shares by listed companies, and the conduct of the controlling shareholders and persons responsible for information disclosure of listed companies.
The securities regulatory authorities, stock exchanges, sponsors, underwriters and their personnel shall not divulge the contents of the announcements which are required to be made by them in accordance with the provisions of the laws and administrative regulations.

Article 72. Decisions by a stock exchange to suspend or delist securities shall be announced promptly and filed with the securities regulatory authorities of the State Council for records.

Section 4 — Prohibited Trading Behavior

Article 73. Insider trading and securities trading by persons who obtain insider information illegally shall be prohibited.

Article 74. Insiders shall include:

(1) the directors, supervisors and senior management personnel of an issuer;

(2) shareholders who hold 5% or more of the shares of the company, the directors, supervisors, senior management personnel of the company, the actual controlling party of the company and its directors, supervisors and, senior management personnel;

(3) companies controlled by the issuer and the directors, supervisors and senior management personnel of such companies;

(4) persons who have access to the relevant insider information in the course of their work;

(5) personnel of the securities regulatory authorities and other personnel who have statutory duties to carry out administration of issuance and trading of securities;

(6) personnel of the sponsors, underwriter(s), stock exchanges, securities registration and settlement organisations and securities services organisations; and

(7) other persons stipulated by the securities regulatory authorities of the State Council.

Article 75. Insider information shall refer to information relating to the business operations and financial status or price-sensitive information which is yet to be announced.

The following information shall be classified as insider information:

(1) information relating to significant matters set out in Article 67(2);

(2) information on dividend distribution plan or plan for capital increase of the company;

(3) information on significant changes in equity structure of the company;

(4) information on significant changes in debt guarantee of the company;

(5) information on the pledging, disposal or scrapping of more than 30% of the main business assets of the company;

(6) information on the compensation liability for serious damages caused by a director, supervisor or senior management personnel;

(7) information on the relevant scheme for acquisition of the listed company; and

(8) other important information deemed by the securities regulatory authorities of the State Council to have significant impact on securities trading prices.

Article 76. Insiders and persons who obtain insider information illegally shall not buy or sell securities of the company before the insider information is made public or divulge such information or procure others to boy or sell such securities.

Where the acquisition of shares of a listed company by natural persons, legal persons or other organisations holding 5% or more of the shares of the company solely or jointly with others through an agreement or other arrangements is provided otherwise in this Law. such provisions shall prevail.

Where an act of insider trading causes the investors to suffer losses, the doer shall bear compensation liability in accordance with the provisions of the law.

Article 77, Manipulation of the securities market in the following manners shall be

(1) optimise advantages of funding, shareholding or access to information to make joint or successive transactions independently or through conspiracy so as to manipulate securities trading prices or securities trading volume;

(2) conspire with others to carry out mutual trading of securities at an agreed time, price and method to influence securities trading prices or securities trading volume;

(3) carrying out securities trading between accounts controlled by the same person to influence securities trading prices or securities trading volume; and

(4) manipulation of the securities market through other means.

Where the manipulation of the securities market causes the investors to suffer losses, the doer shall bear compensation liability in accordance with the provisions of the law.

Article 78. State officials, media personnel and the relevant personnel shall be prohibited from fabricating or distributing fraudulent information to disrupt the order of the securities market.

Stock exchanges, securities companies, securities registration and settlement organisations, securities services organisations and their personnel as well as the securities industry association, securities regulatory authorities and their personnel shall be prohibited from making fraudulent

representation or misleading information in securities trading.
All media shall distribute information relating to the securities market in a truthful and objective manner and shall be prohibited from distributing misleading information.
Article 79. Securities companies and their personnel shall not engage in the following activities which are harmful to the interests of their clients:
(1) carry out securities trading against the orders of clients;
(2) failure to provide written confirmation of transaction within the stipulated period;
(3) misappropriate securities bought or sold on behalf of a client or funds in a client's account;
(4) buy or sell securities arbitrarily without a client's authorisation or buy or sell securities under the pretext of a client's name;
(5) induce a client to carry out unnecessary securities transactions so as to earn commission;
(6) use the media or other means to provide or distribute information which misleads the investors; and
(7) acting against the true intention of the clients and commit other acts which are harmful to the interests of the clients.
Where a client suffers damages as a result of such fraud, the doer shall bear compensation liability in accordance with the provisions of the law.
Article 80. Legal persons shall be prohibited from illegal use of others' accounts to carry out securities trading; legal persons shall be prohibited from lending their own account or others' accounts.
Article 81. Widening of financing channels for listing shall be conducted in accordance with the provisions of the law and illegal capital inflow into the stock market shall be prohibited.
Article 82. Misappropriation of public funds for buying and selling of securities shall be prohibited.
Article 83. State-owned enterprises and State-controlled enterprises shall comply with the relevant State provisions on buying and selling of listed shares.
Article 84. Stock exchanges, securities companies, securities registration and settlement organisations, securities service organisations and their personnel shall report prohibited trading behavior to the securities regulatory authorities promptly.
CHAPTER IV — ACQUISITION OF LISTED COMPANIES
Article 85. Investors may acquire listed companies through acquisition offers or by way of negotiated acquisition or via other legitimate means.
Article 86. Where an investor has attained a 5% shareholding in a listed company through securities trading on a stock exchange or holds 5% of the shares of a listed company as a joint shareholder through an agreement or other arrangements, the investor shall submit a written report to the securities regulatory authorities of the State Council and stock exchange within three days, notify the listed company and make an announcement; the investor shall not buy or sell the shares of the listed company within the aforesaid period.
Where an investor has attained a 5% shareholding in a listed company through securities trading on a stock exchange or holds 5% of the issued share capital of a listed company as a joint shareholder through an agreement or other arrangements, the investor shall make a report and announcement in accordance with the aforesaid provisions each time for a change of 5% in shareholding. The investor shall not buy shares of the listed company during the reporting period and within two days after making the report and announcement.
Article 87. The written report and announcement made in accordance with the provisions of the preceding article shall include the following contents:
(1) name and address of the shareholder;
(2) description and quantity of the shares held; and
(3) the date on which the shareholding or change in shareholding reaches the statutory ratio.
Article 88. Where an investor which has attained a 30% shareholding in a listed company through securities trading on a stock exchange or holds 30% of the issued share capital of a listed company as a joint shareholder through an agreement or other arrangements continues to acquire shares in the listed company, the investor shall make an offer to all shareholders of the listed company in accordance with the provisions of the law for a complete or partial acquisition of shares of the listed company.
An offer for partial acquisition of a listed company shall state that in the event that the number of shares undertaken to be sold by the shareholders of the company exceeds the proposed number of

shares to be acquired, the offeror shall make an acquisition based on the ratio.
Article 89. An offeror who makes an acquisition offer in accordance with the provisions of the preceding article shall submit an acquisition report which states the following information to the securities regulatory authorities of the State Council in advance:
(1) name and address of the offeror;
(2) decision of the offeror on the acquisition;
(3) name of the target listed company;
(4) purpose of acquisition;
(5) description of the shares to be acquired and the proposed number of shares to be acquired;
(6) offer period and offer price;
(7) the amount of funds required for the acquisition and funding assurance; and
(8) the percentage of shareholding in the issued share capital of the target company at the time of submission of the acquisition report.
The offeror shall submit the acquisition report to the stock exchange simultaneously.
Article 90. The offeror shall announce the acquisition offer within 15 days from submission of the acquisition report in accordance with the provisions of the preceding article. If the securities regulatory authorities of the State Council discover during the aforesaid period that the acquisition report does not comply with the provisions of the laws and administrative regulations, it shall inform the offeror promptly and the offeror shall not announce the acquisition offer.
The offer period for an acquisition offer shall not be less than 30 days and shall not exceed 60 days.
Article 91. The offeror shall not retract the acquisition offer during the period of undertaking specified in the acquisition offer. Where a change to the acquisition offer is necessary, the offeror shall submit a report to the securities regulatory authorities of the State Council and the stock exchange to obtain prior approval and make an announcement upon obtaining the approval
Article 92. The terms of an acquisition offer shall apply to all shareholders of the target company.
Article 93. In the event of an acquisition offer, the offeror shall not sell the shares of the target company or purchase the shares of the target company during the period of acquisition in forms other than those stipulated in the offer or under terms better than the offer terms.
Article 94. In the event of a negotiated acquisition, the offeror may carry out share transfers with shareholders of the target company by way of agreements in accordance with the provisions of laws and administrative regulations.
In the event of a negotiated acquisition of a listed company, the offeror shall submit a written report on the acquisition agreement within three days from conclusion of the agreement to the securities regulatory authorities of the State Council and the stock exchange and make an announcement.
The acquisition agreement shall not be performed prior to the announcement being made.
Article 95. The parties to an acquisition agreement may appoint a securities registration and settlement organisation to take custody of the shares under the agreement and deposit the funds with a designated bank.
Article 96. In the event of a negotiated acquisition where the offeror who has acquired a 30% shareholding in a listed company or holds 30% of the issued share capital of a listed company as a joint shareholder through an agreement or other arrangements continues to acquire the shares, the offeror shall make an offer to all the shareholders of the listed company for a complete or partial acquisition of the shares of the listed company; unless the securities regulatory authorities of the State Council has waived the requirement for making such an offer.
The offeror shall comply with the provisions of Articles 89 to 93 in making an acquisition offer in accordance with the provisions of the preceding article.
Article 97. If the shareholding structure of the acquired company no longer satisfies listing requirements following the expiry of the acquisition period, the shares shall be delisted by the stock exchange in accordance with the provisions of the law; the other shareholders who hold shares of the acquired company shall have the right to sell their shares to the offeror under the terms of the acquisition offer and the offeror shall acquire such shares.
An acquired company which does not satisfy the requirements for a company limited by shares following the completion of an acquisition shall complete change of enterprise formalities in accordance with the provisions of the law.
Article 98. The shares of a listed company acquired by an offeror shall be subject to a 12-month

moratorium on transfer upon completion of the acquisition.
Article *99*. In the event that the offeror is merged with the acquired company following the completion of the acquisition, the original shares of the dissolved company shall be changed by the offeror in accordance with the provisions of the law.
Article 100. An offeror shall submit an acquisition report to the securities regulatory authorities of the State Council and the stock exchange within 15 days from completion of the acquisition and make an announcement.
Article 191. Acquisition of shares of a listed company held by State-authorised investment organisations shall be approved by the relevant authorities in accordance with the provisions of the State Council.
The securities regulatory authorities of the State Council shall formulate the specific measures on acquisition of listed companies in accordance with the principle of this Law.

CHAPTER V — STOCK EXCHANGES

Article 102. Stock exchanges are self-governing legal persons which provide the venue and facilities for centralised trading of securities and responsible for organising and supervising securities trading.
Establishment and dissolution of a stock exchange shall be determined by the Stats Council.
Article 103. A set of articles of association shall be formulated for the establishment of a stock exchange. Formulation and revision of the articles of association of a stock exchange shall require the approval of the securities regulatory authorities of the State Council.
Article 104. The wordings "stock exchange" shall be included in the name of a stock exchange. No other organisation or individual may use the name of a stock exchange or a name which is similar to the name of a stock exchange.
Article 105. Stock exchanges may allocate their income and expenses and the funds shall be used to ensure normal operations of the venue and facilities for securities trading and improvement to the venue and facilities.
The assets of a stock exchange which implements a membership system shall belong to the members and the members shall enjoy the rights and interests thereto; the assets shall not be distributed to the members while the stock exchange is in operation.
Article 106. A stock exchange shall establish a council.
Article 107. A stock exchange shall appoint a general manager; the securities regulatory authorities of the State Council shall be responsible for the appointment or dismissal of the general manager of a stock exchange.
Article 108. The following persons or the persons stated in Article 147 of the *Company Law of the People's Republic of China* shall not be appointed as the person-in-charge of a stock exchange:
(1) the person-in-charge of a stock exchange or securities registration and settlement organisation or a director, supervisor or senior management personnel of a securities company who was dismissed for having committed an illegal conduct or disciplinary violation and a period of five years has not lapsed since the date of dismissal; and
(2) a lawyer, certified public accountant or professional personnel of an investment consultancy organisation, financial consultancy organisation, credit rating organisation or capital verification organisation who has his/her professional qualifications revoked for having committed an illegal act or disciplinary violation and a period of five years has not lapsed since the date of revocation of qualifications.
Article 109. Personnel of a stock exchange, securities registration and settlement organisation, securities service organisation or securities company who were dismissed for having committed an illegal act or disciplinary violation and personnel and personnel of State departments who were dismissed shall not be employed by stock exchanges.
Article 110. Only the members of a stock exchange can participate in centralised trading on the stock exchange.
Article 111. A securities trading entrustment agreement shall be concluded between an investor and a securities company; the investor shall open a securities trading account with the securities company and instruct the securities company to buy and sell securities on its behalf through telephone instructions or other means.
Article 112. Securities companies shall submit a declaration of securities transaction based on the order of an investor and in accordance with the securities trading rules, participate in centralised trading on the stock exchange and assume the corresponding liability for settlement and delivery

based on the trading outcome. The securities registration and settlement organisations shall carry out settlement and delivery of securities and funds with the securities companies based on the trading outcome and in accordance with the settlement and delivery rules, and handle registration and transfer formalities for the clients of the securities companies.

Article 113. Stock exchanges shall ensure secured and equitable centralised trading, announce real time market information for securities trading, and formulate and publish a market chart for each market day.

No organisation or individual shall publish real time securities trading information without the consent of the stock exchange.

Article 114, Where the occurrence of a sudden event affects the normal conduct of securities trading, the stock exchange may take measures to suspend trading for technical failure; in the event of a force majeure event or as a bid to safeguard the normal order of securities trading, the stock exchange may decide to suspend the market temporarily.

A stock exchange which decides on a suspension of trading for technical failure or a temporary suspension of the market shall report to the securities regulatory authorities of the State Council promptly.

Article 115. Stock exchanges shall monitor securities trading at all times and submit reports on irregular trading behaviour in accordance with the requirements of the securities regulatory authorities of the State Council.

Stock exchanges shall supervise prompt and accurate information disclosure by listed companies and the relevant persons liable for making information disclosure in accordance with the provisions of the law.

Stock exchanges may, based on the actual need, impose restrictions on trading by securities accounts which display significant irregularity in trading and file records with the securities regulatory authorities of the State Council accordingly.

Article 116 Stock exchanges shall contribute a certain percentage of the trading fees and membership dues collected to establish a risk fund. The risk fund shall be managed by the council of the stock exchange.

The specific ratio for contribution to the risk fund and its usage shall be formulated jointly by the securities regulatory authorities of the State Council and the finance administration authorities of the State Council.

Article 117. Stock exchanges shall deposit the risk fund into a designated bank account and shall not use the risk fund arbitrarily.

Article 118. Stock exchanges shall formulate listing rules, trading rules, membership rules and other relevant rules in accordance with the provisions of securities laws and administrative regulations and submit the rules to the securities regulatory authorities of the State Council for approval.

Article 119. The person-in-charge and other personnel of a stock exchange shall withdraw from handling a securities transaction in which he/she or any of his/her family members is an interested party.

Article 120. The trading outcome of a securities transaction carried out in accordance with the trading rules promulgated in accordance with the provisions of the law shall not be varied. The civil liability of the parties to an illegal transaction shall not be waived; gains on illegal transactions shall be dealt with pursuant to the relevant provisions.

Article 121. Stock exchange personnel engaging in securities trading in violation of the relevant trading rules of the stock exchange shall be subject to disciplinary action issued by the stock exchange; where the case is serious, the qualifications of the personnel shall be revoked and they shall be prohibited from securities trading.

CHAPTER VI — SECURITIES COMPANIES

Article 122. Establishment of securities companies shall be subject to examination and approval by the securities regulatory authorities of the State Council. No organisation or individual shall engage in securities business without obtaining approval of the securities regulatory authorities of the State Council.

Article 123. Securities companies referred to in this Law shall mean limited liability companies or companies limited by shares established in accordance with the provisions of the *Company Law of the People's Republic of China* and this Law to engage in securities business.

Article 124. Establishment of securities companies shall satisfy the following requirements:
(1) the articles of association of the company shall comply with the provisions of laws and administrative regulations:
(2) the principal shareholder(s) shall be profitable in consecutive periods and reputable, has/have not committed any major violation in the past three years and has/have net assets of not less than RMB200 million;
(3) the registered capital of the company shall comply with the provisions of this Law;
(4) the directors, supervisors and senior management personnel shall be qualified for their appointment and the employees shall possess qualifications to work in the securities industry;
(5) the company has a comprehensive risk management and internal control system;
(6) . the company has qualified business premises and operational facilities; and
(7) the application satisfies other requirements stipulated by the laws and administrative regulations and the securities regulatory' authorities of the State Council.
Article 125. Subject to approval of the securities regulatory authorities of the State Council, a securities company may engage in all or some of the following businesses:
(1) securities brokerage;
(2) securities investment consultancy;
(3) financial consultancy relating to securities trading and securities investment activities;
(4) securities underwriting and sponsoring;
(5) self-operated securities business;
(6) securities asset management; and
(7) other securities businesses.
Article 126. The wordings "securities limited liability company" or "securities company limited by shares" shall be included in the name of a securities company.
Article 127. The registered capital of securities companies engaging in businesses set out in Article 125(1) to (3) shall not be less than RMB50 million; the registered capital of securities companies engaging in businesses set out in Article 125(4) to (7) shall not be less than RMB100 million; the registered capital of securities companies engaging in two or more businesses set out in Article 125(4) to (7) shall not be less than RMB500 million; the registered capital of securities companies shall be fully paid-up.
The securities regulatory authorities of the State Council may adjust the minimum amount of registered capital based on the principle of prudential supervision and the risk extent of the business, provided that the adjusted amount shall not be lower than the relevant amount provided in the preceding paragraph.
Article 128. The securities regulatory authorities of the State Council shall conduct an examination and make a decision on approval or non-approval based on the principle of prudential supervision and in accordance with the statutory requirements and procedures within six months from acceptance of an application for incorporation of a securities company and notify the applicant; unsuccessful applicants shall be informed of the reason for non-approval.
Upon approval of an application for incorporation of a securities company, the applicant shall complete incorporation registration with the company registration authorities and obtain a business licence within the stipulated period.
A securities company shall apply for a securities business permit with the securities regulatory authorities of the State Council within 15 days from obtaining the business licence. The securities company shall not engage in securities businesses before obtaining a securities business permit.
Article 129. Approval of the securities regulatory authorities of the State Council is required for the incorporation of a securities company, acquisition or revocation of a branch, change in the scope of business or registered capital, change in the shareholders or actual controlling party who/which holds 5% or more of the shares, amendment to major clauses in the articles of association of the company, merger, division, change in company structure, closure, dissolution and bankruptcy.
Approval of the securities regulatory authorities of the State Council is required for the establishment or acquisition of overseas securities firms or equity participation in overseas securities firms.
Artiele 130. The securities regulatory authorities of the State Council shall stipulate risk control indexes such as the net assets, ratio of net assets to liabilities, ratio of net capital to net assets, ratio

of net capital to scale of self-operated business, underwriting and asset management etc, ratio of liabilities to net asset and ratio of current assets to current liabilities of securities companies.
Securities companies shall not provide financing or guarantee for their shareholders or related parties of the shareholders.

Article 131. The directors, supervisors and sensor management personnel of securities companies shall be honest, practise good conduct, be familiar with the provisions of securities laws and administrative regulations, possess business management abilities to perform their duties and shall obtain the relevant qualifications stipulated by the securities regulatory authorities of the State Council before taking up the post.

The following persons or persons stated in Article 147 of the *Company Law of the People's Republic of China* shall not be appointed as a director, supervisor or senior management personnel of a securities company:

(1) the person-in-charge of a stock exchange or securities registration and settlement organisation or a director, supervisor or senior management personnel of a securities company who was dismissed for having committed an illegal conduct or disciplinary violation and a period of five years has not lapsed since the date of dismissal: and

(2) a lawyer, certified public accountant or professional personnel of an investment consultancy organisation, financial consultancy organisation, credit rating organisation or capital verification organisation who has his/her professional qualifications revoked for having committed an illegal act or disciplinary violation and a period of five years has not lapsed since the date of revocation of qualifications.

Article 132. Personnel of a stock exchange, securities registration and settlement organisation, securities service organisation or securities company who were dismissed for having committed an illegal act or disciplinary violation and personnel and personnel of State departments who were dismissed shall not be employed by stock exchanges,

Article 133. Personnel of State authorities and other personnel prohibited by the laws and administrative regulations to hold concurrent position in a company shall not hold concurrent position in a securities company.

Article 134. A securities investors protection fund shall be established by the State. The securities investors protection fund shall comprise funds contributed by the securities companies and other funds raised in accordance with the provisions of the law. The specific measures on fund raising, management and usage of the securities investors protection fond shall be formulated by the State Council.

Article 135. Securities companies shall contribute a certain percentage of their post-tax profits to a trading risk reserve which will be used for recovery of securities trading losses; the specific measures on contribution shall be formulated by the securities regulatory authorities of the State Council.

Article 136. Securities companies shall establish a proper internal control system and adopt effective separation measures to prevent conflict of interests between the company and its clients and conflict of interests between the clients.

Securities companies shall separate their securities brokerage business, securities underwriting business, securities self-operated business and securities asset management business; mixed operations shall not be allowed.

Article 137. The self-operated business of a securities company shall be conducted in its own name and shall not be conducted in the name of others or in the name of an individual.

The self-operated business of a securities company shall use its own funds and funds raised in accordance with the provisions of the law.

Securities companies shall not sublet their self-operated account.

Article 138. Securities companies shall have the rights to operate independently in accordance with the provisions of the law and their legitimate operations shall not be interfered with.

Article 139. The trading settlement funds of the clients of a securities company shall be deposited with a commercial bank and in individual accounts opened in the name of the respective clients. The specific measures and implementation procedures shall be formulated by the State Council.

Securities companies shall not embezzle the trading settlement funds and securities of their clients. No organisation or individual shall misappropriate the trading settlement funds and securities of their clients. Where a securities company is bankrupt or under liquidation, the trading settlement

funds and securities of their clients shall not be classified under bankruptcy assets or liquidation assets. The trading settlement funds and securities of a client shall not be sealed up, frozen, deducted or enforced, unless for the client's own debts or under other circumstances provided by the laws.

Article 140. Securities companies engaging in brokerage business shall provide a standardised letter of entrustment for securities trading for use by the principals. Entrustment records shall be kept for other forms of entrustment.

Securities companies shall keep records of securities trading entrustment by their clients for the stipulated period, regardless if the deal is completed.

Article 141. A securities company being entrusted to trade securities shall trade on behalf of the client in accordance with the trading rules and based on the description, buy or sell quantity, price offering method and price range etc set out in the letter of entrustment and shall keep proper records of trading. Upon completion of a deal, a trading slip shall be delivered to the client.

The reconciliation statement which confirms a transaction and the trading outcome for each transaction shall be made truthfully and verified by an examination personnel who has not handled the transaction to ensure consistency between the book value balance of the securities and actual holding of the securities.

Article 142. Securities companies providing financing and securities lending services for their clients in securities transactions shall comply with the provisions of the State Council and obtain the approval of the securities regulatory authorities of the State Council.

Article 143. Securities companies engaging in brokerage business shall not accept discretionary orders of the clients to decide on securities trading, select the types of securities or decide on buying or selling quantity or buying or selling price.

Article 144. Securities companies shall not give undertaking in any form to the clients in respect of the gains on securities trading or compensation of securities trading losses.

Article 145. A securities company and its personnel shall not accept entrustment for securities trading in private without going through the business premises of the securities company established in accordance with the provisions of the law.

Article 146. Where the personnel of a securities company violates the trading rules when executing the instructions of the securities company or abuse their official powers in a securities transaction, the securities company shall assume all liabilities.

Article 147. Securities companies shall keep all information on account opening, entrustment records, trading records, internal management and business operations properly. Such records shall not be concealed, forged, tampered with or destroyed. The aforesaid information shall be kept for a period of not less than 20 years.

Article 148. Securities companies shall submit their business and financial information and materials to the securities regulatory authorities of the State Council in accordance with the provisions. The securities regulatory authorities of the State Council shall have the right to demand that a securities company and its shareholders and actual controlling party to provide the relevant information and materials within a stipulated period.

Securities companies and their shareholders and actual controlling party shall submit true, accurate and complete information and materials to the securities regulatory authorities of the State Council.

Article 149. The securities regulatory authorities of the State Council may, where it deems necessary, appoint an accounting firm and an asset valuation organisation to conduct an audit of the financial status and internal control status or valuation of the assets of a securities company. The specific measures shall be formulated jointly by the securities regulatory authorities of the State Council and the relevant authorities.

Article 150. Where the net assets or any other risk control indexes of a securities company do not comply with the provisions, the securities regulatory authorities of the State Council shall order the securities company to make correction within a stipulated period; where correction is not made within the stipulated period or the non-compliance has a serious impact on the steady operations of the securities company or the rights and interests of the clients, the securities regulatory authorities of the State Council may adopt the following measures based on the circumstances:

(1) impose restrictions on the business activities; order suspension of some of the businesses and suspend the approval for new businesses;

(2) suspend approval for establishment or acquisition of new business branches;

(3) impose restriction on distribution of bonus shares and impose restriction on payment of remuneration and provision of incentives to the directors, supervisors and senior management personnel;
(4) impose restriction on transfer of assets or creation of other rights on the assets;
(5) order that the directors, supervisors and senior management personnel be changed or impose restrictions on their rights;
(6) order that the controlling shareholders transfer their shareholding or impose restriction on exercise of shareholder's rights; and
(7) revocation of the relevant business permit(s).
Upon restructuring of a securities company, the securities company shall submit a report to the securities regulatory authorities of the State Council. The securities regulatory authorities of the State Council shall remove the relevant measure(s) stipulated in the preceding paragraph within three days from acceptance and examination if the securities company complies with the relevant risk control index(es).
Article 151. A shareholder of a securities company who made false capital contribution or withdrew capital contribution shall be ordered by the securities regulatory authorities of the State Council to make correction and may be ordered to transfer his/her shareholding in the securities company.
Prior to correction of the illegal act or transfer of shareholding by the aforesaid shareholder, the securities regulatory authorities of the State Council may impose restriction on his/her shareholder's rights.
Article 152. Where a director, supervisor or senior management personnel of a securities company fails to perform due diligence and causes the securities company to commit a major violation or be exposed to significant risks, the securities regulatory authorities of the State Council may revoke his/her qualifications and order the company to remove the director, supervisor or senior management personnel.
Article 153. Where a securities company engages in illegal operations or is exposed to significant risks which brought a serious impact on the order of the securities market or harm to the rights and interests of the investors, the securities regulatory authorities of the State Council may order the securities company to suspend operations for restructuring and appoint a receiver for the securities company or order dissolution of the securities company or take other control measures.
Article 154. During the period in which the operations of a securities company is suspended for restructuring or the period in which the securities company is placed under receivership or being liquidated in accordance with the provisions of the law or when a securities company is subject to significant risks, the securities regulatory authorities of the State Council may take the following measures on the directors, supervisors and senior management personnel and other personnel who are directly accountable:
(1) inform the outbound Customs to stop such persons from leaving China; and
(2) apply to the judicial authorities to prohibit removal or transfer of assets or disposal of the assets in other means or creation of other rights on the assets.

CHAPTER VII — SECURITIES REGISTRATION AND SETTLEMENT ORGANISATIONS

Article 155. Securities registration and settlement organisations shall be non-profit-orientated legal persons providing centralised registration, custody and settlement services for securities trading.
Establishment of securities registration and settlement organisations shall be subject to the approval of the securities regulatory authorities of the State Council.
Article 156. Establishment of a securities registration and settlement organisation shall satisfy the following requirements:
(1) the organisation's own funds shall not be less than RMB200 million;
(2) the organisation has the premises and facilities necessary for securities registration, custody and settlement services:
(3) the principal management personnel and employees shall possess the qualifications to work in the securities industry; and
(4) other requirements stipulated by the securities regulatory authorities of the State Council.
The wordings "securities registration and settlement" shall be included in the name of a securities registration and settlement organisation.
Article 157. Securities registration and settlement organisations shall perform the following

duties:

(1) establishment of securities accounts and settlement accounts;
(2) custody and transfer of securities;
(3) registration in the register of securities holders:
(4) settlement and delivery of listed securities traded;
(5) allotment of securities rights and interests of securities upon entrustment by the issuer;
(6) handling queries related to the aforesaid businesses; and
(7) other businesses approved by the securities regulatory authorities of the State Council.

Article 158. A unified operational method shall be adopted for securities registration and settlement nationwide.

Securities registration and settlement organisations shall formulate their articles of association and business rules in accordance with the provisions of the law and submit them to the securities regulatory authorities of the State Council for approval.

Article 159. All listed securities held by securities holders shall be held in custody by securities registration and settlement organisations.

Securities registration and settlement organisations shall not misappropriate the securities of their clients.

Article 160. Securities registration and settlement organisations shall provide the register of securities holders and the relevant information to the securities issuer.

Securities registration and settlement organisations shall confirm the fact of securities holding by the securities holder based on the outcome of securities registration and settlement and provide registration information of the securities holder.

Securities registration and settlement organisations shall ensure that the records in the register of securities holders and register of transfers are true, accurate and complete and the records shall not be concealed, forged, tampered with or destroyed.

Article 161. Securities registration and settlement organisations shall adopt the following measures to ensure normal conduct of business:

(1) implement the requisite service facilities and comprehensive data security measures;
(2) implement proper business, financial and security management systems; and
(3) implement a proper risk management system.

Article 162. Securities registration and settlement organisations shall keep the original certificates and the relevant documents and information on registration, custody and settlement properly for a period of not less than 20 years.

Article 163. Securities registration and settlement organisations shall set up a settlement risk fund which shall be used to make advance payment or make up for the losses of the securities registration and settlement organisation arising from a default on delivery, technical fault, operational malfunction or a force majeure event.

Securities registration and settlement organisations shall contribute a certain percentage of their business income and gains to the securities settlement risk fund; settlement participants may contribute a certain percentage based on the securities trading volume.

The measures on fund raising and management of the securities settlement risk fond shall be formulated jointly by the securities regulatory authorities of the State Council and the finance administration authorities of the State Council.

Article 164. The securities settlement risk fund shall be deposited into a designated bank account and shall be administered individually.

Upon making compensation using the risk fund, the securities registration and settlement organisation shall seek recourse from the persons liable.

Article 165. Dissolution of a securities registration and settlement organisation shall be subject to the approval of the securities regulatory authorities of the State Council.

Article 166. Investors who commission a securities company to carry out securities trading shall apply for the opening of a securities account. The securities registration and settlement organisations shall open securities accounts in the name of the respective investors in accordance with the provisions.

Investors applying for the opening of a securities account shall product legal proof of Chinese citizenship or Chinese legal person qualifications, unless otherwise stipulated by the State,

Article 167. Securities registration and settlement organisations providing net settlement services for securities transactions shall require the settlement participants to delivery the securities and

funds in full based on the principle of delivery versus payment, and provide delivery guarantee. Prior to completion of delivery, the securities, funds and collateral used for delivery shall not be applied.

Where a settlement participant fails to perform delivery obligations on time, the securities registration and settlement organisation shall have the right to deal with the aforesaid property in accordance with the business rules.

Article 168. Settlement funds and securities collected by the securities registration and settlement organisations in accordance with the business rules shall be deposited in designated settlement and delivery accounts and shall only be used for settlement and delivery for completed securities transactions in accordance with the business rules; and shall not be enforced.

CHAPTER VIII — SECURITIES SERVICES ORGANISATIONS

Article 169. Investment consultancy organisations, financial consultancy organisations, credit rating organisations, asset valuation organisations and accounting firms providing securities services shall be subject to approval by the securities regulatory authorities of the State Council and the relevant authorities.

The measures on examination and approval and administration of investment consultancy organisations, financial consultancy organisations, credit rating organisations, asset valuation organisations and accounting firms providing securities services shall be formulated jointly by the securities regulatory authorities of the State Council and the relevant authorities.

Article 170. The personnel of investment consultancy organisations, financial consultancy organisations and credit rating organisations providing securities services shall have professional knowledge of the securities industry and working experience in the securities industry or securities service industry of two years and above. The standards and administrative measures on accreditation of securities qualification shall be formulated by the securities regulatory authorities of the State Council.

Article 171. Investment consultancy organisations and their personnel providing securities services shall not:

(1) carry out securities investment for the principals;

(2) agree on sharing of investment gains or losses with the principals;

(3) buy or sell shares of listed companies which use the services of the investment consultancy organisation;

(4) use media or other means to provide or disseminate fraudulent information or information which is misleading to the investors; and

(5) engage in other activities prohibited by laws and administrative regulations.

Where any of the aforesaid acts causes the investors to suffer losses, compensation liability shall be pursued in accordance with the provisions of the law.

Article 172. Investment consultancy organisations and credit rating organisations providing securities services shall collect service fees in accordance with the standards or fee collection measures stipulated by the relevant authorities of the State Council.

Article 173. Securities service organisations issuing audit reports, asset valuation reports, financial consultancy reports, credit rating reports or legal opinions for issuance, listing and trading of securities etc shall practice care and diligence to check and verify the veracity, accuracy and completeness of the contents of the documents issued. Where the document issued by a securities service organisation contains fraudulent information, misleading representation or major omission and causes others to suffer losses, the securities service organisation shall bear joint liability with the issuer or the listed company, unless it can prove that it is not at fault.

CHAPTER IX — SECURITIES INDUSTRY ASSOCIATION

Article 174. The securities industry association is a self-governing organisation of the securities industry and is a social body legal person.

Securities companies shall join the securities industry association.

The authority of the securities industry association shall be the members' congress comprising all members.

Article 175. The articles of association of the securities industry association shall be formulated by the members' congress and filed with the securities regulatory authorities of the State Council for records.

Article 176. The securities industry association shall perform the following duties:

fl) educate and organise the members to comply with the provisions of laws and administrative

regulations;
(2) safeguard the legal rights and interests of the members in accordance with the provisions of the law, provide feedback to the securities regulatory authorities on proposals and requests of the members;
(3) collect and collate securities information and provide services to the members;
(4) formulate membership rules, organise vocational training for employees of the members and facilitate business exchange among the members;
(5) mediate disputes between members and between members and their clients which arise in the course of securities businesses;
(6) organise members to conduct research on development, operation and related areas of the securities industry:
(7) supervise and inspect the conduct of members and issue disciplinary action in the event of violation of the provisions of laws, administrative regulations or the articles of association of the securities industry association; and
(8) other duties provided in the articles of association of the securities industry association.
Article 177. The securities industry association shall establish a council. Members of the council shall be elected in accordance with the provisions of the articles of association.

CHAPTER X — SECURITIES REGULATORY AUTHORITIES

Article 178. The securities regulatory authorities of the State Council shall carry out supervision and administration of the securities market in accordance with the provisions of the law and safeguard the order of the securities market to ensure legitimate operations.
Article 179. The securities regulatory authorities of the State Council shall perform the following duties in the course of supervision and administration of the securities market;
(1) formulate the relevant rules and regulations on supervision and administration of the securities market in accordance with the provisions of the law and exercise examination and approval rights in accordance with the provisions of the law;
(2) carry out supervision and administration in accordance with the provisions of the law on issuance, listing, trading, registration, custody and settlement of securities;
(3) carry out supervision and administration in accordance with the provisions of the law on the securities businesses of issuers, listed companies, stock exchanges, securities companies, securities registration and settlement organisations, securities investment fund management companies and securities service organisations;
(4) formulate the qualification standards and code of ethics in accordance with the provisions of the law for personnel working in the securities industry and supervise the implementation;
(5) supervise and inspect the issuance and listing of securities and information disclosure in accordance with the provisions of the law;
(6) provide guidance and supervision on the activities of the securities industry association in accordance with the provisions of the law;
(7) investigate and deal with violations of the laws and administrative regulations on supervision and administration of the securities market; and
(8) other duties stipulated by the laws and administrative regulations.
The securities regulatory authorities of the State Council may establish cooperative supervision and administration mechanism with the securities regulatory authorities of other countries or regions and implement cross-border supervision and administration.
Article 180. The securities regulatory authorities of the State Council shall perform their duties in accordance with the provisions of the law and shall have the right to adopt the following measures:
(1) conduct onsite inspection of issuers, listed companies, securities companies, securities investment fund management companies, securities service organisations, stock exchanges and securities registration and settlement organisations;
(2) enter the premises where the alleged violation took place to investigate and collect evidence;
(3) question the party(ies) concerned and organisation(s) and individuals) related to the investigation matter and require them to provide relevant information on the investigation matter;
(4) inspect and make copies of information related to the investigation matter such as property right registration and correspondence records;
(5) inspect and make copies of securities trading records, transfer registration records, financial accounting information and the relevant documents and materials of the party(ies) concerned

and organisations) and individual(s) related to the investigation matter; and may seal up documents and materials which could be removed, concealed or destroyed;
(6) investigate the fund accounts, securities accounts and bank accounts of the party(ies) concerned and organisation(s) and individuals) related to the investigation matter; where there is evidence that the illegal funds or securities involved in the investigation matter have been or could be removed or concealed or there is sign of concealment, forgery or destruction of important evidence, such illegal funds or securities or important evidence may be frozen or sealed up with the approval by the person-in-charge of the securities regulatory authorities of the State Council;
(7) during the investigation of significant illegal acts such as manipulation of the securities market or insider trading etc, the securities transactions of the party(ies) concerned may be restricted with the approval of the person-in-charge of the securities regulatory authorities of the State Council; however the restriction period shall not exceed 15 market days; where the case is complicated, the restriction period may be extended by 15 market days.
Article 181. The securities regulatory authorities of the State Council shall carry out supervision, inspection or investigation in accordance with the provisions of the law. The number of supervision, inspection and investigation personnel on each assignment shall not be less than two persons; the personnel shall show proof of identification and the notice of supervision, inspection or investigation. Where there are less than two personnel on an assignment or where the personnel do not show proof of identification, the organisation which is subject to inspection or investigation shall have the right to refuse inspection or investigation.
Article 182. The personnel of the securities regulatory authorities of the State Council shall be loyal to their duties, law-abiding, fair and honest and shall not use then-official powers to seek improper gains or disclose the commercial secrets of any organisation or individual.
Article 183. When the securities regulatory authorities of the State Council are performing their duties in accordance with the provisions of the law, the organisations and individuals subject to inspection or investigation shall cooperate and provide the relevant documents and information truthfully and shall not refuse or hinder the inspection or investigation or conceal any information.
Article 184. The rules and regulations formulated by the securities regulatory authorities of the State Council in accordance with the provisions of the law and the supervision and administration working procedures shall be made public.
The punishment decision made by the securities regulatory authorities of the State Council on an illegal securities transaction based on the outcome of investigation shall be made public.
Article 185. The securities regulatory authorities of the State Council and other financial supervision and administration authorities shall establish an information sharing mechanism. When the securities regulatory authorities of the State Council carry out supervision, inspection or investigation in accordance with the provisions of the law, the relevant departments shall cooperate.
Article 186. When the securities regulatory authorities of the State Council discover that an illegal securities transaction may involve a criminal offence, the case shall be referred to the judicial authorities for handling.
Article 187. The personnel of the securities regulatory authorities of the State Council shall not hold a position in an organisation under supervision.
CHAPTER XI — LEGAL LIABILITY
Article 188. Issuers making a public offering of securities arbitrarily or in disguise without obtaining prior approval of the statutory authorities shall be ordered to halt the public offering and return the funds raised with interest based on bank interest rate for the corresponding period; a fine ranging from 1% to 5% of the amount of the illegally raised funds shall be imposed. Companies which make a public offering of securities arbitrarily or in disguise shall be closed down by the relevant supervision and administration authorities and the local people's government of county level and above. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.
Article 189. Issuers which do not satisfy issuance requirements but use fraudulent means to obtain the approval for issuance shall be subject to a fine ranging from RMB300,000 to RMB600,000 if the securities are yet to be issued; where the securities have been issued, a fine ranging from 1% to 5% of the amount of illegally raised funds shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.

The controlling shareholders and actual controlling party of the aforesaid issuers shall be punished in accordance with the provisions of the preceding paragraph.
Article 190. Securities companies engaging m underwriting or buying and selling of their clients' securities which were issued by way of a public offering of securities without prior approval shall be ordered to stop underwriting or buying and selling of such securities; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB300,000, a fine ranging from RMB300.000 to RMB600.000 shall be imposed. Where the act causes the investors to suffer losses, the securities company shall bear joint liability with the issuer. The person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB300,000.
Article 191. Securities companies engaging in underwriting which commits any of the following acts shall be ordered to make correction and be issued a warning; the illegal income shall be confiscated and a fine ranging from RMB300,000 to RMB600,000 may be imposed; where the case is serious, the relevant business operations shall be suspended or the relevant business permit(s) shall be revoked. Where the act causes other securities underwriters or investors to suffer losses, the securities company shall bear compensation liability in accordance with the provisions of the law. The person-in-charge and other personnel who are directly accountable shall be issued a warning and may be subject to a fine ranging from RMB30,000 to RMB300,000; where the case is serious, their professional qualifications or employment qualifications for the securities industry shall be

(1) conduct fraudulent or misleading advertisements or other promotional activities;
(2) use improper means to compete for underwriting business; and
(3) commit other acts which violate the provisions on securities underwriting business.

Article 192. Sponsors which issue a sponsor's letter which contains fraudulent information, misleading representation or major omission or fails to perform other statutory duties shall be ordered to make correction and be issued a warning; the business revenue shall be confiscated and a fine ranging from one to five times of the business income; where the case is serious, the relevant business operations shall be suspended or the relevant business permit(s) shall be revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30.000 to RMB300,000; where the case is serious: their professional qualifications or employment qualifications for the securities industry shall be revoked.
Article 193. Issuers, listed companies or other persons liable for making information disclosure which/'who fail to make information disclosure in accordance with the provisions or made information disclosure which contains fraudulent information, misleading representation or major omission shall be ordered by the securities regulatory authorities to make correction and be issued a warning; a fine ranging from RMB300,000 to RMB600,000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30.000 to RMB300.000.
Issuers, listed companies or other persons liable for making information disclosure which/who fail to submit the relevant report in accordance with the provisions or submit a report which contains fraudulent Information, misleading representation or major omission shall be ordered by the securities regulatory authorities to make correction and be issued a warning; a fine ranging from RMB300,000 to RMB600.000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.
The controlling shareholders and actual controlling party of the aforesaid issuers, listed companies or persons liable for making information disclosure shall be punished in accordance with the provisions of the preceding paragraph.
Article 194. Issuers and listed companies which change the usage purpose of the funds raised in a public offering of securities arbitrarily shall be ordered to make correction. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.
The controlling shareholders and actual controlling party of the aforesaid issuers and listed companies shall be issued a warning and be subject to a fine ranging from RMB300,000 to

RMB600,000. The person-in-charge and other personnel who are directly accountable shall be punished in accordance with the provisions of the preceding paragraph.
Article 195. Directors, supervisors, senior management personnel of a listed company and shareholders holding 5% or more of the shares of a listed company who buy and sell the company's shares in violation of the provisions of Article 47 shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMS J 00,000.
Article 196. Securities trading premises which are established illegally shall be closed down by a people's government of county level and above; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB100,000, a fine ranging from RMB100,000 to RMB500,000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300.000.
Article 197. Securities companies established without prior approval or illegal securities operations shall be closed down by the securities regulatory authorities; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB300,000, a fine ranging from RMB300,000 to RMB600,000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300.000.
Article 198. Parties which violate the provisions of this Law in employing unqualified persons to engage in securities businesses shall be ordered by the securities regulatory authorities to make correction and be issued a warning; a fine ranging from RMB 100,000 to RMB300,000 shall be imposed; The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging fromRMB30,000toRMB100,000.
Article 199. Persons prohibited by laws and administrative regulations from carrying out trading of shares who hold or buy and sell shares directly or in the name of others shall be ordered to dispose of the shares held illegally; the illegal income shall be confiscated and a fine of not more than the equivalent value of the shares shall be imposed; where the person is a civil servant, administrative punishment shall be imposed in accordance with the provisions of the law.
Article 200. The employees of stock exchanges, securities companies, securities registration and settlement organisations, securities service organisations or the personnel of securities industry association who deliberately provide fraudulent information or conceal, forge, tamper with or destroy trading records to induce investors to buy and sell securities shall have their employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB 100,000; where the person is a civil servant, administrative punishment shall be imposed m accordance with the provisions of the law.
Article 201. Securities service organisations and their personnel issuing audit reports, asset valuation reports or legal opinions for issuance, listing and trading of shares which/who buy and sell shares in violation of the provisions of Article 45 shall be ordered to dispose of the shares held illegally; the illegal income shall be confiscated and a fine of not more than the equivalent value of the shares shall be imposed.
Article 202. Insiders or persons who obtain insider information illegally guilty of trading in the securities or divulge the information or procure others to trade in the securities prior to such price-sensitive information being made public shall be ordered to dispose of the securities held illegally; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB30,000, a fine ranging from RMB30,000 to RMB600,000 shall be imposed. The person-in-charge of the organisation which engages in insider trading and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000. Personnel of securities regulatory authorities who engage in insider trading shall be subject to severe punishment.
Article 203. Parties who manipulate securities market in violation of the provisions of this Law shall be ordered to dispose of the illegally held securities; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below **RMB300.000,** a fine ranging from **RMB300.000** to RMB3 million shall be imposed. The person-in-charge organisations which

manipulate securities market and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging *from* **RMB100,000** to RMB600,000.
Article 204. Persons who buy and sell securities within the restriction period in violation of the provisions of law shall be ordered to make correction and be issued a warning; a fine of not more than the equivalent value of the illegally traded securities shall be imposed. The person-in-charge and other personnel who are directly accountable shall be subject to a fine ranging from RMB30,000 to RMB300.000.
Article 205. The illegal income of securities companies which buy and sell securities for their clients or provide financing or securities lending services to their clients shall be confiscated; the relevant business operations or relevant business permit(s) shall be revoked and a fine of not more than the equivalent value of the illegal financing and securities lending shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30.000 to RMB300,000.
Article 206. Persons who disrupt the order of the securities market in violation of the provisions of Article 78(1) and (3) shall be ordered by the securities regulatory authorities to make correction and the illegal income shall be confiscated: a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB30,000, a fine ranging from RMB30.000 to RMB200,000 shall be imposed.
Article 207. Persons who make fraudulent representation or provide misleading information in securities transactions in violation of the provisions of Article 78(2) shall be ordered to make correction and a fine ranging from RMB30.000 to RMB200,000 shall be imposed: where the person is a civil servant, administrative punishment shall be imposed in accordance with the provisions of the law.
Article 208. Legal persons who open accounts in the name of others or use the accounts of others to buy and sell securities in violation of the provisions of this Law shall be ordered to make correction and the illegal income shall be confiscated; a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB30,000, a fine ranging from RMB30,000 to RMB300,000 shall be imposed. The person-in-charge or other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB100,000.
Securities companies which provide their accounts or the securities trading accounts of others shall be subject to punishment in accordance with the provisions of the aforesaid paragraph: in addition, the person-in-charge and other personnel who are directly accountable shall have their professional qualifications or employment qualifications for the securities industry revoked.
Article 209. Securities companies which engage in self-operated securities business in the name of others or in the name of individuals in violation of the provisions of this Law shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB300,000, a fine ranging from RMB300,000 to RMB600,000 shall be imposed; where the case is serious, the self-operated securities business permit may be suspended or revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB100.000.
Article 210. Securities companies which buy and sell securities or handle transactions against a client's order or handle non-transaction matters against the real intention of a client shall be ordered to make correction and be subject to a fine ranging from RMB 10,000 to RMB 100,000. Where the client suffers losses thereto, the securities company shall bear compensation liability in accordance with the provisions of the law.
Article 211. Securities companies, securities registration and settlement organisations which misappropriate clients' funds or securities or buy and sell securities for clients without authorisation of the clients shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB100.000, a fine ranging from RMB 100,000 to RMB600,000 shall be imposed; where the case is serious, the securities company shall be closed down or the relevant business permit(s) shall be revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning,

have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB300,000.

Article 212. Securities companies engaging in brokerage business which accept discretionary orders of clients to buy and sell securities or undertake gains on securities trading or compensation of losses on securities trading shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from RMB50,000 to RMB200,000 shall be imposed; the relevant business permit(s) may be suspended or revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB100,000; and may have their professional qualifications or employment qualifications for the securities industry revoked.

Article 213. Acquirers who fail to make public announcement for acquisition of a listed company or to make an acquisition offer or to submit an acquisition report in accordance with the provisions of the Law or acquirers who make arbitrary changes to an acquisition offer shall be ordered to make correction and be subject to a fine ranging from RMB100,000 to RMB300,000; prior to the correction, the securities company shall not exercise the voting rights on the part of shareholding in the target company which exceeds 30% of the shareholding of the securities company solely or jointly with others through an agreement or other arrangement. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30.000 to RMB300,000.

Article 214. Acquirers or the controlling shareholders of an acquirer who use the acquisition of a listed company to infringe upon the legal rights and interests of the target company and its shareholders shall be ordered to make correction and be issued a warning: where the case is serious, a fine ranging from RMB100,000 to RMB600,000 shall be imposed. Where the target company and its shareholders suffer losses, compensation liability shall be pursued in accordance with the provisions of the law. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.

Article 215. Securities companies and their personnel which/who accept orders from clients in private to buy and sell securities in violation of the provisions of this Law shall be ordered to make correction and be issued a warning; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB100.000; a fine ranging from RMB100,000 to RMB300.000 shall he imposed.

■. Securities companies which violate the provisions to engage in trading of non-listed securities without approval shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed.

Article 217. Securities companies which do not commence operation within three months after incorporation without a proper reason or suspend operations arbitrarily for more than three months consecutively after commencement of operations shall be revoked by the company registration authorities.

Article 218. Securities companies which establish or acquire or revoke a branch without authorisation or in the event of merger, division, closure, dissolution, bankruptcy or the establishment or acquisition of or equity participation in overseas securities organisations in violation of the provisions of Article 129 shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall he imposed; where there is no illegal income or the amount of illegal income is below RJVIB 100,000, a fine ranging from RMB 100,000 to RMB600,000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB 100,000.

Securities companies which violate the provisions of Article 129 in making arbitrary changes to the relevant matters shall be ordered to make correction and be subject to a fine ranging from RMB100,000 to RMB300,000. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine of not more than RMB50,000.

Article 219. Securities companies which violate the provisions of this Law in engaging in securities operations beyond the approved scope of business shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income

is below RMB300,000, a fine ranging from RMB300,000 to RMB600,000 shall be imposed. Where the case is serious, the securities company shall be closed down; the person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry and be subject to a fine ranging from RMB30,000 to RMB 100,000.

Article 220. Securities companies which do not separate their securities brokerage business, securities underwriting business, securities self-operated business, securities asset management business in accordance with the provisions of the law shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from RMB300,000 to RMB600,000 shall be imposed; where the case is serious, the relevant business permit(s) shall be revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB100,000: where the case is serious, their professional qualifications or employment qualifications for the securities industry shall be revoked.

Article 221. Persons who submit fraudulent certification or adopt other fraudulent means to conceal important fact so as to obtain a securities business permit or securities companies which commit a significant violation of the law in securities transactions and become disqualified, the securities regulatory authorities shall revoke the securities
permit

Article 222. Securities companies or their shareholders and actual controlling party which/who violate the provisions and refuse to submit or provide business management information and materials to the securities regulatory authorities or securities companies or their shareholders and actual controlling party which/who submit or provide business management information which contains fraudulent information, misleading representation or major omission shall be ordered to make correction, be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000; the relevant business permit(s) of the securities companies may be suspended or revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine of not more than RMB30,000; their professional qualifications or employment qualifications for the securities industry may be revoked.

Securities companies which provide financing or guarantee to their shareholders or the related parties of the shareholders shall be ordered to make correction and be issued a warning; a fine ranging from RMB100,000 to RMB300.000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be subject to a fine ranging fromRMB30,000 to RMB100,000. Where the shareholder is at fault, the securities regulatory authorities of the State Council may, prior to the correction, restrict his/her shareholder's rights; where the shareholder refuses to make correction, he/she shall be ordered to transfer his/her shareholding in the securities company.

Article 223. Securities service organisations which do not practise care and diligence and issue documents containing fraudulent records, misleading representation or major omission shall be ordered to make correction; the business income shall be confiscated; the securities service business permit shall be suspended or revoked and a fine ranging from one to five times of the amount of business income shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB100,000.

Article 224. Persons who underwrite corporate bonds in violation of the provisions of this Law shall be punished by the authorised department of the State Council in accordance with the relevant provisions of this Law.

Article 225. Listed companies, securities companies, stock exchanges, securities registration and settlement organisations and securities service organisations which do not keep the relevant documents and materials in accordance with the relevant provisions shall be ordered to make correction and be subject to a fine ranging from RMB30, 000 to RMB300,000; persons who conceal, forge, tamper with or destroy the relevant documents and materials shall he issued a warning and be subject to a fine ranging from RMB300,000 to RMB600,000.

Article 226. Securities registration and settlement organisations established without the approval of the securities regulatory authorities of the State Council shall be closed down by the securities regulatory authorities; the illegal income shall be confiscated and a fine ranging from one to five

times of the amount of illegal income shall be imposed.
Investment consultancy organisations, financial consultancy organisations, credit rating organisations, asset valuation organisations and accounting firms which engage in securities service businesses without obtaining prior approval shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed.
Securities registration and settlement organisations and securities service organisations which violate the provisions of this Law or the business rules formulated in accordance with the provisions of the law shall be ordered by the securities regulatory authorities to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB100,000, a fine ranging from RMB100,000 to RMB300,000 shall be imposed; where the case is serious, the securities registration and settlement organisation or securities service organisation shall be closed down or the securities services business permit(s) shall be revoked.
Article 227. Under any of the following circumstances, the person-in-charge of the securities regulatory authorities of the State Council or the authorised department of the State Council and other personnel who are directly accountable shall be subject to administrative punishment in accordance with the provisions of the law:
(1) approval of applications for issuance of securities and establishment of securities companies which do not comply with the provisions of this Law;
(2) violation of the provisions of law when adopting measures such as onsite inspection, investigation and collection of evidence, questioning, freezing or sealing up as stipulated in Article 180;
(3) violation of the provisions in imposing administrative punishment on the relevant organisations and personnel: and
(4) other violations of the provisions of law when performing their duties.
Article 228. Where the personnel of the securities regulatory authorities and members of the issuance review committee fail to perform the duties stipulated in this Law or abuse their official powers or neglect their duties or use their official position to seek improper gains or divulge the commercial secrets of the relevant organisations and individuals, legal liability shall be pursued in accordance with the provisions of the law.
Article 229. A stock exchange which grants approval to listing applications which do not satisfy the requirements stipulated in this Law shall be issued a warning; the business income shall be confiscated and a fine ranging from one to five times of the amount of business income shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30.000 to RMB300.000.
Article 230. Persons who refuse or hinder the supervision, inspection and investigation of the securities regulatory authorities and its personnel but did not use violence or threat shall be punished in accordance with the provisions on public security administration.
Article 231. Where a violation of the provisions of this Law constitutes a criminal offence, criminal liability shall be pursued in accordance with the provisions of the law.
Article 232. Persons who violate the provisions of this Law shall bear civil compensation liability and pay fines and penalties; where the assets are insufficient, civil compensation shall take priority.
Article 233. In the event of serious violation of the provisions of laws, administrative regulations or the relevant provisions of the securities regulatory authorities of the State Council, the securities regulatory authorities of the State Council may impose a ban on entry into the securities market on the personnel who are accountable.
The aforesaid ban on entry into the securities market shall mean that the personnel shall not work in the securities industry or act as a director, supervisor or senior management personnel of a listed company for a certain period or permanently.
Article 234. All fines collected and illegal income confiscated in accordance with this Law shall be turned over to the State treasury.
Article 235. Parties concerned who disagree with a punishment decision of the securities regulatory authorities or the department(s) authorised by the State Council may apply for an administrative review or file a lawsuit directly with a people's court in accordance with the

provisions of the law.

CHAPTER XII — SUPPLEMENTARY PROVISIONS

Article 236. Securities approved for listing on the stock exchanges prior to the implementation of this Law shall continue to be traded in accordance with the provisions of the law.

Securities business organisations approved to be established in accordance with the provisions of the administrative regulations and the provisions of the financial administrative authorities of the State Council prior to the implementation of this Law which do not comply certain requirements stipulated in this Law shall meet the requirements stipulated in this Law within a stipulated period. The specific implementation measures shall be formulated by the State Council separately.

Article 237. Issuers applying for approval for a public offering of shares and corporate bonds shall pay examination and approval fees in accordance with the provisions.

Article 238. Domestic enterprises issuing securities overseas directly or indirectly or listing their securities overseas shall obtain the approval of the securities regulator/ authorities of the State Council in accordance with the provisions of the State Council.

Article 239. The specific measures on subscription or trading of shares of domestic companies using foreign currencies shall be formulated by the State Council separately.

Article 240. This Law shall be effective 1 January 2006.

RECEIVED
2008 MAY 13 P 1:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

关于进一步促进境外上市公司规范运作和深化改革的意见

境外上市公司（以下简称公司）是到境外募集资本的公司，是现代企业制度的一种组织形式，在公司治理结构和信息披露等方面有较高的要求。目前，大多数公司在制度创新和转换经营机制方面取得了进展，但也有一些公司的经营机制转换没有完全到位，在规范运作及内部管理等方面存在问题。为进一步促进公司严格遵循境内外有关法律和法规，切实履行对投资者的持续责任，树立公司在境内外资本市场的良好形象，现对公司规范运作和深化改革提出以下意见：

一、公司的经营机构与控股机构必须分开

公司必须按现代企业制度的要求理顺公司管理体制。公司和控股机构（指对公司控股的具有法人资格的公司、企事业单位，下同）必须各自独立核算，独立承担责任和风险。控股机构主要通过股东会以法定程序对公司行使股东权利。公司的机构，特别是董事会、经理层、财务、营销等机构应独立于控股机构；凡是目前没有独立的，必须在１９９９年底前分开。控股机构的内设机构与公司的相应部门没有上下级关系，前者不得通过下发文件等形式影响公司机构的独立性。

控股机构向公司派出股权代表依法进入董事会。控股机构的高级管理人员（董事长、副董事长、执行董事）兼任公司董事长、副董事长、执行董事职务的人数不得超过二名，且必须分清各自职务的职责，承担所兼职务的法定责任和行使所兼职务的法定权利，并保证有足够的时间和必要的知识能力承担公司的工作。控股机构的管理人员不得兼任公司经理、副经理、财务主管、营销主管和董事会秘书。

二、进一步深化控股机构和公司的改组工作

国有控股机构的主要业务和资产已纳入公司的，控股机构的职能要逐步划转或合并到其他国有法人实体。除公司业务外还拥有其它资产和业务的控股机构，应减少与公司的关联交易，避免同业竞争。

要逐步分离控股机构的办社会职能以及非经营性资产，通过拍卖、并购、移交地方政府、纳入当地社会保障体系等方式实现社会化经营。对于目前难以彻底分离的，要制定严格的管理办法，保证在财务和人员等方面与公司分开。

分离公司办社会职能以及非经营性资产，要严格执行上市重组时公司与控股机构所签订的协议；对分离不彻底的，要继续分离，限期完成。新上市的公司应在上市前制订分离办社会职能以及非经营性资产的具体方案，有关遗留问题要明确解决的办法和责任，否则不予批准上市。各级政府及有关部门要采取积极措施，支持公司和控股机构的改组工作。

三、明确公司决策程序，强化董事责任

公司必须在公司章程中明确决策程序，不能以非股东大会的任何形式代替股东大会进行决策。公司也不得以其他形式（如联席会议等）代替董事会进行决策。凡须经公司董事会决策的重大事项，必须按法定时间事先通知所有执行董事及外部董事（指不在公司内部任职的董事，下同），并同时提供足够的资料，严格按照规定的程序进行。董事可要求提出补充材料。当１／４以上董事或２名以上外部董事认为资料不充分或论证不明确时，可联名提出缓开董事会或缓议董事会所议的部分事

项，董事会应予以采纳。

公司董事负有诚信义务，应当勤勉尽责。董事应当以认真负责的态度出席董事会，对所议事项表达明确的意见。董事无法出席董事会，不得转让其表决权，可以书面形式委托其他董事代为出席，但要独立承担法律责任。凡未按法定程序形成经董事签字的书面决议，即使每一位董事都以不同方式表示过意见，亦不具有董事会决议的法律效力。董事会的决议违反法律、行政法规和公司章程，投赞成票的董事应承担直接责任；对经证明在表决时曾表明异议并记载于会议记录的投反对票的董事，可以免除责任；对在表决中投弃权票或未出席也未委托他人出席的董事不得免除责任；对在讨论中明确提出异议但在表决中未明确投反对票的董事，也不得免除责任。董事会要对会议所议事项及决议进行完整记录。董事会秘书要认真组织记录和整理会议所议事项，并在决议上签字，承担准确记录的责任。

四、强化董事会的战略决策功能，积极利用好社会咨询力量

公司董事会要集中精力组织研究公司的长远发展战略，可根据需要成立战略决策、审计等专业性的委员会。公司在作出有关市场开发、兼并收购、新领域投资等方面的决策前，对投资额或兼并收购资产额达到公司总资产１０％以上的项目，应聘请社会咨询机构提供专业意见，作为董事会决策的重要依据。

五、保持公司高级管理人员的稳定，提高公司高级管理人员素质

公司高级管理人员（指董事、监事、经理、副经理、财务主管和董事会秘书，下同）的选举、委派或聘任，应严格按照《中华人民共和国公司法》（以下简称《公司法》）和《到境外上市公司章程必备条款》（以下简称《必备条款》）的有关规定执行。如无特殊原因，有关高级管理人员在公司章程要求的任期内不得随意变动；若变动，必须履行法定的手续和程序，向社会公众披露，并报中国证监会备案。对经营业绩突出的公司，董事长、经理应相对稳定。

公司董事会和经理层应具备合理的知识结构，应吸收在发展战略、财务、营销、技术开发以及法律等方面的专业人才。公司董事长、经理、财务主管、董事会秘书应参加中国证监会认定的境外上市相关知识的培训并通过任职资格考试。公司要立足境内和境外人才市场，择优聘任财务、市场开拓、技术开发等高级管理人员。

六、逐步建立健全外部董事和独立董事制度

公司应增加外部董事的比重。董事会换届时，外部董事应占董事会人数的１／２以上，并应有２名以上的独立董事（独立于公司股东且不在公司内部任职的董事，下同）。外部董事应有足够的时间和必要的知识能力以履行其职责。外部董事履行职责时，公司必须提供必要的信息资料。独立董事所发表的意见应在董事会决议中列明。公司的关联交易必须由独立董事签字后方能生效。２名以上的独立董事可提议召开临时股东大会。独立董事可直接向股东大会、中国证监会和其他有关部门报告情况。

七、加强公司监事会的建设

公司要不断强化监事会的功能，明确监事会的职责和权限，制定监事会的具体工作规则和议事程序，避免监事会流于形式。公司监事会的首要职责是检查公司财务，有了解和查询公司经营情况的权利，可按规定程序向董事会秘书及财务部门索要有关材料，并承担相应的保密义务。监事会可对公司聘用会计师事务所发表建议，可在必要时以公司名义另行委托会计师事务所独立审查公司财务，可直接向中国证监会及其他有关部门报告情况。国家有关部门可委托公司监事会对特定的事项进行调查。公司应增加外部监事（不在公司内部任职的监事，下同）的比重。如果公司监事会换届，外部监事应占监事会人数的１／２以上，并应有２名以上的独立监事（独立于公司股东且不在公司内部任职的监事）。公司外部监事应向股东大会独立报告公司高级管理人员的诚信及勤勉尽责表现。

八、充分发挥董事会秘书的作用

公司董事会秘书由董事会委任，经董事会授权负责协调和组织公司的信息披露工作，负责与投资者、证券监管机构、新闻媒体的联络工作。公司董事会及经理层要注意增强公司透明度，积极支持董事会秘书履行职责，并在工作机构及人员配备方面给予必要的保证。

九、探索对公司高级管理人员的激励办法

公司可从自身经营特点出发，将公司高级管理人员的物质利益与公司业绩联系起来，根据收入公开、提高透明度的原则，设计各具特色的分配和奖励办法。经股东大会同意，公司可采取适当的形式，对公司高级管理人员及在技术创新、经营风险大、挑战性强且绩效易于考核的岗位上的有特殊贡献的人员进行奖励。

十、深化公司内部改革

公司要防止和改变重筹资、轻转制的倾向，要根据市场竞争的要求，组织生产经营活动，深化内部改革，转换经营机制，建立科学有效的管理制度。

公司可自主决定内部机构设置和招工的条件、方式、数量与时间。公司依照法律、法规和公司章程，可实行经济性裁员，解除与职工签订的劳动合同；可辞退、开除职工。

公司要取消“干部”和“工人”的称谓，打破“干部”和“工人”的身份界限和岗位界限，不得套用政府机关的行政级别。对管理人员要实行竞争上岗、淘汰下岗。

公司自主决定年度工资总额和内部分配办法。

公司必须按照国家有关规定实行住房制度改革，停止对职工福利分房。公司要参加社会保障制度的改革，按照国家有关规定办理职工的养老、失业、医疗等项保险。

十一、政企分开，规范股东与公司的出资关系

解除公司与政府部门的行政隶属关系，公司与政府部门在资产、财务、人员管理等方面要彻底脱钩。政府部门不得干预公司的生产经营管理，不得向公司收缴任何形式的管理费或监管费。

行使公司国家股股权的机构或公司国有法人股的持股机构委派的股东代表，要按照法律规定的程序出席股东大会，依法行使权利。任何股东机构及其委派的代表不得越过股东大会干预公司的生产经营管理、任免公司的高级管理人员，不得对公司股东大会人事选举决议和董事会人事聘任决议履行批准手续。

Translation

Opinions on Further Promotion of the Standardization of Overseas Listed Companies and Deepening Reform

On March 29, 1999
By State Economy and Trade Commission and China Securities Regulatory Commission

Overseas listed companies (hereinafter referred to as the Company) refer to the companies with capital financed from overseas and the same belongs to a type of organization in modern enterprise system. There exist higher demands in company operation structure and information disclosure. At present, most companies have made progress in system innovation and transition of operation system. However, still some other companies have failed to reform their operation systems adequately; problems concerning standardized operation and internal management still exist. In order to promote strict observance of relevant laws and regulations at home and abroad by these companies, faithfully perform the sustained duties for the investors and build up a positive image of the companies in the capital markets at home and abroad, we hereby propose the following opinions concerning standardization of company operation and deepening reform:

I. The operation organ of the company must be separated from its share-holding organ.

The company must clear up its management system in accordance with the requirements of modern enterprise system. The company and the share-holding organ (i.e. companies of legal entity, enterprises and institutions that hold the company shares) must have their respective independent accounting and bear their respective risks and responsibilities independently. The share-holding organ exercises its shareholder's right mainly through the shareholders' meeting by legal procedures. The company organs, particularly Board of Directors, management, financial and marketing organs, shall be independent from the share-holding organ. The separation must be done before the end of 1999. The internal organs of the shareholding organ have no subordination relation with corresponding organs of the Company; the former must not interfere with the independence of the organs in the Company by means of issuing documents.

The shareholding organ shall send its representative to the company to enter the Board of Directors. The number of senior management staff (Chairman of Board, Deputy Chairman of Board, Managing Director) of the shareholding organ who concurrently act as Chairman of Board, Deputy Chairman of Board, Managing Director in the Company must not exceed two. The duties of the respective positions must be clearly defined. Such persons must bear the legal responsibility of their concurrent posts and exercise the legal rights of their concurrent posts

They must also ensure sufficient time and necessary knowledge to perform the work in the Company. The management staff of the shareholding organs must not concurrently act as the manager, deputy manager, financial director, marketing director and secretary of Board of Directors.

II. Further deepening the restructuring of shareholding organ and of the Company

If the major business and assets of state-owned shareholding organ has been assimilated into the Company, the function of the shareholding organ shall gradually be merged into other state-owned legal entities. If the shareholding organ has other assets and business besides the business in the Company, it shall reduce its business similar to that of the Company so as to avoid competition.

The social function and the non-business assets of the shareholding organs shall be gradually separated. Auction, merger, purchasing, transferring to local government and assimilated to local security system shall be adopted to achieve socialized operation. Should the separation be difficult at present, strict management measures must be formulated to ensure the separation of finance and personnel from the Company.

In the separation of social function and non-business assets of the Company, the agreement signed by the Company and the shareholding organ at the time of restructuring for listing must be strictly performed. The separation shall be carried through until it is completed within the time limit. The newly listed companies shall draw up specific plans for separating the social function and non-business assets before listing. Relevant problems left behind shall have definite measures and responsibilities for solution; otherwise, the listing shall not be approved. Government authorities at different levels and competent authorities shall take effective measures to support the restructuring of the Company and the shareholding organ.

III. Clarifying company decision-making procedure and strengthening directors' responsibility

The Company must define solution procedures in its Articles of Association; no other means shall be used for decision-making other than shareholders' meeting. The Company must not make a decision by means other than by Board of Directors. As for all major issues to be decided by means of Board of Director resolution, all managing directors and external directors (i.e. directors not holding a position in the Company) must be informed within the time limits provided by law and be supplied with sufficient information. The provided procedures must also be strictly observed. The directors can demand supplementary information. Should over 1/4 of the directors or more than 2 external directors believe that the information is insufficient or that the argumentation is indefinite, they can jointly propose to suspend the Board meeting or part of the agendas of the Board

meeting, which shall be adopted by the Board.

The directors of the Company shall bear the responsibility for creditability and diligence. The directors shall be present at the Board meeting earnestly and express definite opinions on the agendas. Should the director fail to be present at the Board meeting, he must not transfer his voting rights, but he can entrust other directors to attend the meeting by means of a written power of attorney and bear independent legal responsibilities. Any written resolutions signed by the directors in the absence of legal procedures shall not have the legal force of Board of Directors resolution, even if every director has expressed his opinion in various ways. Should the resolution by Board of Director violates laws, administrative rules and Articles of Association, the directors who vote for such resolution shall bear direct responsibilities; the directors who have verifiable objection in voting and whose objection vote has been recorded in meeting minute shall be exempt from responsibilities; the directors who have renounced their votes or who fail to be present or entrust others to be present at the meeting shall not be exempt from responsibilities; the directors who have expressed objection in discussion but fail to vote definitely against the resolution shall not be exempt from responsibilities. The Board of Directors shall make complete record of the agendas and resolutions of the meeting. The secretary of the Board shall carefully organize the recording and clearing up of the agendas, sign on the resolution and bear the responsibility of correct recording.

IV. Strengthening the Board's function of strategic decision-making and actively utilizing social consulting force

The Board of Directors of the Company must focus on the long-range development strategy of the Company and can establish specialized committees on strategic decision-making and auditing on need. Before making decisions on market development, merger / acquisition, investment in new areas, should the projects with investment or merger/acquisition assets account for over 10% of its total assets, the Company shall seek professional opinion from social advisory organization as a major basis for Board resolution.

V. Keeping a stable senior management staff and enhancing the quality of senior management personnel

The election, appointment or employment of senior management staff of the Company (i.e. directors, supervisors, managers, deputy managers, financial director and secretary of Board) shall strictly abide by relevant provisions in the Company Law of the P.R.C. (hereinafter referred to as the Company Law) and Essential Provisions for Articles of Association of Companies Listed Overseas (hereinafter referred to as the Essential Provisions). Should there be no particular reasons, relevant senior management staff must not be altered at discretion in the

service term stipulated in the Articles of Association. In case of any alteration, legal procedures and formalities must be performed and the alteration must be disclosed to public and reported to China Securities Regulatory Commission for file. The Chairman of Board and manager of companies with outstanding performance shall remain stable.

The Board of Directors and the management of the Company shall be up to reasonable knowledge structure and shall absorb professionals in development strategy, finance, marketing, technical development and law. The Chairman of Board, manager, financial director, secretary of Board shall take part in training on relevant knowledge required for listing overseas approved by China Securities Regulatory Commission and pass qualification tests. The Company shall base itself upon domestic and foreign talent market and select excellent senior management personnel in finance, market exploitation, technical development, etc.

VI. Gradually establishing and strengthening external director and independent director system

The Company shall increase the proportion of external directors. By the expiration time of the Board, the external directors shall account for over 1/2 of the Board of Directors and there shall be over 2 independent directors (i.e. directors who stand independently from shareholders of the Company and who occupy no position in the Company). The external directors shall have sufficient time and knowledge to perform their duties. The Company must provide necessary information to external directors for performing the duty. The opinions by independent directors shall be stated in the resolutions of Board of Directors. The related transactions of the Company must be signed by independent directors before taking effect. More than 2 independent directors can convene a temporary shareholders' meeting. Independent directors can directly report to shareholders' meeting, China Securities Regulatory Commission and other relevant authorities.

VII. Enhancing the construction of Board of Supervisors of the Company

The Company shall constantly enhance the function of board of supervisors, define the functions and powers of board of supervisors, establish specific regulations and by-laws of board of supervisors and avoid formalization of board of supervisors. The primary function of board of supervisors shall be examining the company finance, understanding and inquiring about the company operation. The board of supervisors can require relevant information from secretary to Board and financial department according to procedures stipulated and shall bear relevant confidential obligation. The board of supervisors can advise the Company on designating certified public accountants, entrust other certified public accountants firm to carry out independent auditing on the company finance

in the Company's name and directly report to China Securities Regulatory Commission and other relevant authorities. Relevant state authorities can entrust the board of supervisors of the Company to investigate certain issues. The Company shall increase the proportion of external supervisors (i.e. supervisors who occupy no position in the Company). By the expiration time of the board of supervisors, the external supervisors shall account for over 1/2 of the board of supervisors and there shall be over 2 independent supervisors (i.e. supervisors who stand independently from shareholders of the Company and who occupy no position in the Company). The external supervisors of the Company shall independently report to shareholders' meeting on the credibility and diligence of senior management staff of the Company.

VIII. Fully displaying the function of secretary to Board

The secretary to Board shall be appointed and authorized by Board of Directors to be responsible for coordinating and organizing company information disclosure and to coordinate with investors, securities regulatory organization and mass media. The Board of Directors and the management shall be concerned about the transparency of the Company, actively support the secretary to perform his duties and ensure necessary organizational and personnel assistance.

IX. Exploring incentive measures for senior management staff

The Company shall associate the material benefits of senior management personnel with the company achievement by starting from its business features and shall design characteristic distribution and rewarding measures on the principle of open income and high transparency. Upon the approval by shareholders' meeting, the Company can adopt appropriate measures to reward senior management staff and those with special contributions in technical innovation and those in high operation risk, highly challenging and easily evaluated positions.

X. Deepening the internal reform of the Company

The Company shall guard against the tendency of over-emphasizing financing and neglecting system change. In accordance with the need of the market competition, the Company shall organize production and operation activities, deepen internal reform, convert operation system and establish scientific and efficient management system.

The Company can decide on the setup of internal structure and the conditions, measures, quantity and time of employment at its own discretion. The Company can execute economical lay-offs, cancel labor contracts signed with employees, dismiss and discharge employees according to laws, regulations and Articles of

Association.

The Company shall abolish such terms as "cadres" and "workers" and break the identity and position limits of "cadres" and "workers". Nor shall the administrative grades of governmental organizations be employed. The management staff shall compete for positions.

The Company shall decide on the total salary and internal distribution measure at its own discretion.

The Company must perform housing reform according to relevant regulations of the state and stop welfare housing. The Company shall participate in social security system reform and handle employees' pension, unemployment and medical insurance according to relevant regulations of the state.

XI. Separating the government administration from the enterprise; standardizing the investment relation between shareholders and the Company

The administrative subordination relation between the Company and government authorities shall be terminated. The Company must be completely independent from government authorities in assets, finance, personnel management, etc. The government authorities must not interfere with the production, operation and management of the Company and must not charge the Company any form of management fee or supervision fee.

Shareholder's representative authorized by the organizations exercising state stock rights or the shareholding organization of state legal entity shares shall be present at shareholders' meeting to exercise their rights according to procedures stipulated by law. Any shareholders' organization and its authorized representatives must not go beyond the shareholders' meeting to interfere with the production, operation and management of the Company, appoint and dismiss senior management staff of the Company, or to perform approval formalities on personnel election resolution of the shareholders' meeting of the Company or resolution on the personnel appointment by Board of Directors.

RECEIVED
2003 MAY 13 P 1:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中华人民共和国仲裁法

中华人民共和国仲裁法

1994年8月31日第八届全国人民代表大会常务委员会第九次会议通过、中华人民共和国主席令[1994]第31号发布

目录

第一章　总则
第二章　仲裁委员会和仲裁协会
第三章　仲裁协议
第四章　仲裁程序
　第一节　申请和受理
　第二节　仲裁庭的组成
　第三节　开庭和裁决
第五章　申请撤销裁决
第六章　执行
第七章　涉外仲裁的特别规定
第八章　附则

第一章　总则

第一条　为保证公正、及时地仲裁经济纠纷，保护当事人的合法权益，保障社会主义市场经济健康发展，制定本法。

第二条　平等主体的公民、法人和其他组织之间发生的合同纠纷和其他财产权益纠纷，可以仲裁。

第三条　下列纠纷不能仲裁：
（一）婚姻、收养、监护、扶养、继承纠纷；
（二）依法应当由行政机关处理的行政争议。

第四条　当事人采用仲裁方式解决纠纷，应当双方自愿，达成仲裁协议。没有仲裁协议，一方申请仲裁的，仲裁委员会不予受理。

第五条　　当事人达成仲裁协议，一方向人民法院起诉的，人民法院不予受理，但仲裁协议无效的除外。

第六条　　仲裁委员会应当由当事人协议选定。
仲裁不实行级别管辖和地域管辖。

第七条　　仲裁应当根据事实，符合法律规定，公平合理地解决纠纷。

第八条　　仲裁依法独立进行，不受行政机关、社会团体和个人的干涉。

第九条　　仲裁实行一裁终局的制度。裁决作出后，当事人就同一纠纷再申请仲裁或者向人民法院起诉的，仲裁委员会或者人民法院不予受理。

裁决被人民法院依法裁定撤销或者不予执行的，当事人就该纠纷可以根据双方重新达成的仲裁协议申请仲裁，也可以向人民法院起诉。

第二章　　仲裁委员会和仲裁协会

第十条　　仲裁委员会可以在直辖市和省、自治区人民政府所在地的市设立，也可以根据需要在其他设区的市设立，不按行政区划层层设立。

仲裁委员会由前款规定的市的人民政府组织有关部门和商会统一组建。

设立仲裁委员会，应当经省、自治区、直辖市的司法行政部门登记。

第十一条　　仲裁委员会应当具备下列条件：

（一）有自己的名称、住所和章程；
（二）有必要的财产；
（三）有该委员会的组成人员；
（四）有聘任的仲裁员。

仲裁委员会的章程应当依照本法制定。

第十二条　　仲裁委员会由主任一人、副主任二至四人和委员七至十一人组成。

仲裁委员会的主任、副主任和委员由法律、经济贸易专家和有实际工作经验的人员担任。仲裁委员会的组成人员中，法律、经济贸易专家不得少于三分之二。

第十三条　　仲裁委员会应当从公道正派的人员中聘任仲裁员。

仲裁员应当符合下列条件之一：

（一）从事仲裁工作满八年的；

（二）从事律师工作满八年的；

（三）曾任审判员满八年的；

（四）从事法律研究、教学工作并具有高级职称的；

（五）具有法律知识、从事经济贸易等专业工作并具有高级职称或者具有同等专业水平的。

仲裁委员会按照不同专业设仲裁员名册。

第十四条　　仲裁委员会独立于行政机关，与行政机关没有隶属关系。仲裁委员会之间也没有隶属关系。

第十五条　　中国仲裁协会是社会团体法人。仲裁委员会是中国仲裁协会的会员。中国仲裁协会的章程由全国会员大会制定。

中国仲裁协会是仲裁委员会的自律性组织，根据章程对仲裁委员会及其组成人员、仲裁员的违纪行为进行监督。

中国仲裁协会依照本法和民事诉讼法的有关规定制定仲裁规则。

第三章　　仲裁协议

第十六条　　仲裁协议包括合同中订立的仲裁条款和以其他书面方式在纠纷发生前或者纠纷发生后达成的请求仲裁的协议。

仲裁协议应当具有下列内容：

（一）请求仲裁的意思表示；

（二）仲裁事项；

（三）选定的仲裁委员会。

第十七条　　有下列情形之一的，仲裁协议无效：

（一）约定的仲裁事项超出法律规定的仲裁范围的；

（二）无民事行为能力人或者限制民事行为能力人订立的仲裁协议；

（三）一方采取胁迫手段，迫使对方订立仲裁协议的。

第十八条　　仲裁协议对仲裁事项或者仲裁委员会没有约定或者约定不明确的，当事人可以补充协议；达不成补充协议的，仲裁协议无效。

第十九条　　仲裁协议独立存在，合同的变更、解除、终止或者无效，不影响仲裁协议的效力。

仲裁庭有权确认合同的效力。

第二十条　　当事人对仲裁协议的效力有异议的，可以请求仲裁委员会作出决定或者请求人民法院作出裁定。一方请求仲裁委员会作出决定，另一方请求人民法院作出裁定的，由人民法院裁定。

当事人对仲裁协议的效力有异议，应当在仲裁庭首次开庭前提出。

第四章　　仲裁程序

第一节　　申请和受理

第二十一条　　当事人申请仲裁应当符合下列条件：

（一）有仲裁协议；

（二）有具体的仲裁请求和事实、理由；

（三）属于仲裁委员会的受理范围。

第二十二条　　当事人申请仲裁，应当向仲裁委员会递交仲裁协议、仲裁申请书及副本。

第二十三条　　仲裁申请书应当载明下列事项：

（一）当事人的姓名、性别、年龄、职业、工作单位和住所，法人或者其他组织的名称、住所和法定代表人或者主要负责人的姓名、职务；

（二）仲裁请求和所根据的事实、理由；

（三）证据和证据来源、证人姓名和住所。

第二十四条　　仲裁委员会收到仲裁申请书之日起五日内，认为符合受理条件的，应当受理，并通知当事人；认为不符合受理条件的，应当书面通知当事人不予受理，并说明理由。

第二十五条　　仲裁委员会受理仲裁申请后，应当在仲裁规则规定的期限内将仲裁规则和仲裁员名册送达申请人，并将仲裁申请书副本和仲裁规则、仲裁员名册送达被申请人。

被申请人收到仲裁申请书副本后，应当在仲裁规则规定的期限内向仲裁委员会提交答辩书。仲裁委员会收到答辩书后，应当在仲裁规则规定的期限内将答辩书副本送达申请人。被申请人未提交答辩书的，不影响仲裁程序的进行。

第二十六条　　当事人达成仲裁协议，一方向人民法院起诉未声明有仲裁协议，人民法院受理后，另一方在首次开庭前提交仲裁协议的，人民法院应当驳回起诉，但仲裁协议无效的除外；另一方在首次开庭前未对人民法院受理该案提出异议的，视为放弃仲裁协议，人民法院应当继续审理。

第二十七条　　申请人可以放弃或者变更仲裁请求。被申请人可以承认或者反驳仲裁请求，有权提出反请求。

第二十八条　　一方当事人因另一方当事人的行为或者其他原因，可能使裁决不能执行或者难以执行的，可以申请财产保全。

当事人申请财产保全的，仲裁委员会应当将当事人的申请依照民事诉讼法的有关规定提交人民法院。

申请有错误的，申请人应当赔偿被申请人因财产保全所遭受的损失。

第二十九条　　当事人、法定代理人可以委托律师和其他代理人进行仲裁活动。委托律师和其他代理人进行仲裁活动的，应当向仲裁委员会提交授权委托书。

第二节　　仲裁庭的组成

第三十条　　仲裁庭可以由三名仲裁员或者一名仲裁员组成。由三名仲裁员组成的，设首席仲裁员。

第三十一条　　当事人约定由三名仲裁员组成仲裁庭的，应当各自选定或者各自委托仲裁委员会主任指定一名仲裁员，第三名仲裁员由当事人共同选定或者共同委托仲裁委员会主任指定。第三名仲裁员是首席仲裁员。

当事人约定由一名仲裁员成立仲裁庭的，应当由当事人共同选定或者共同委托仲裁委员会主任指定仲裁员。

第三十二条　　当事人没有在仲裁规则规定的期限内约定仲裁庭的组成方式或者选定仲裁员的，由仲裁委员会主任指定。

第三十三条　　仲裁庭组成后，仲裁委员会应当将仲裁庭的组成情况书面通知当事人。

第三十四条　　仲裁员有下列情形之一的，必须回避，当事人也有权提出回避申请：

（一）是本案当事人或者当事人、代理人的近亲属；

（二）与本案有利害关系；

（三）与本案当事人、代理人有其他关系，可能影响公正仲裁的；

（四）私自会见当事人、代理人，或者接受当事人、代理人的请客送礼的。

第三十五条　　当事人提出回避申请，应当说明理由，在首次开庭前提出。回避事由在首次开庭后知道的，可以在最后一次开庭终结前提出。

第三十六条　　仲裁员是否回避，由仲裁委员会主任决定；仲裁委员会主任担任仲裁员时，由仲裁委员会集体决定。

第三十七条　　仲裁员因回避或者其他原因不能履行职责的，应当依照本法规定重新选定或者指定仲裁员。

因回避而重新选定或者指定仲裁员后，当事人可以请求已进行的仲裁程序重新进行，是否准许，由仲裁庭决定；仲裁庭也可以自行决定已进行的仲裁程序是否重新进行。

第三十八条　　仲裁员有本法第三十四条第四项规定的情形，情节严重的，或者有本法第五十八条第六项规定的情形的，应当依法承担法律责任，仲裁委员会应当将其除名。

第三节　　开庭和裁决

第三十九条　　仲裁应当开庭进行。当事人协议不开庭的，仲裁庭可以根据

仲裁申请书、答辩书以及其他材料作出裁决。

第四十条　　仲裁不公开进行。当事人协议公开的，可以公开进行，但涉及国家秘密的除外。

第四十一条　　仲裁委员会应当在仲裁规则规定的期限内将开庭日期通知双方当事人。当事人有正当理由的，可以在仲裁规则规定的期限内请求延期开庭。是否延期，由仲裁庭决定。

第四十二条　　申请人经书面通知，无正当理由不到庭或者未经仲裁庭许可中途退庭的，可以视为撤回仲裁申请。

被申请人经书面通知，无正当理由不到庭或者未经仲裁庭许可中途退庭的，可以缺席裁决。

第四十三条　　当事人应当对自己的主张提供证据。

仲裁庭认为有必要收集的证据，可以自行收集。

第四十四条　　仲裁庭对专门性问题认为需要鉴定的，可以交由当事人约定的鉴定部门鉴定，也可以由仲裁庭指定的鉴定部门鉴定。

根据当事人的请求或者仲裁庭的要求，鉴定部门应当派鉴定人参加开庭。当事人经仲裁庭许可，可以向鉴定人提问。

第四十五条　　证据应当在开庭时出示，当事人可以质证。

第四十六条　　在证据可能灭失或者以后难以取得的情况下，当事人可以申请证据保全。当事人申请证据保全的，仲裁委员会应当将当事人的申请提交证据所在地的基层人民法院。

第四十七条　　当事人在仲裁过程中有权进行辩论。辩论终结时，首席仲裁员或者独任仲裁员应当征询当事人的最后意见。

第四十八条　　仲裁庭应当将开庭情况记入笔录。当事人和其他仲裁参与人

认为对自己陈述的记录有遗漏或者差错的，有权申请补正。如果不予补正，应当记录该申请。

笔录由仲裁员、记录人员、当事人和其他仲裁参与人签名或者盖章。

第四十九条　　当事人申请仲裁后，可以自行和解。达成和解协议的，可以请求仲裁庭根据和解协议作出裁决书，也可以撤回仲裁申请。

第五十条　　当事人达成和解协议，撤回仲裁申请后反悔的，可以根据仲裁协议申请仲裁。

第五十一条　　仲裁庭在作出裁决前，可以先行调解。当事人自愿调解的，仲裁庭应当调解。调解不成的，应当及时作出裁决。

调解达成协议的，仲裁庭应当制作调解书或者根据协议的结果制作裁决书。调解书与裁决书具有同等法律效力。

第五十二条　　调解书应当写明仲裁请求和当事人协议的结果。调解书由仲裁员签名，加盖仲裁委员会印章，送达双方当事人。

调解书经双方当事人签收后，即发生法律效力。

在调解书签收前当事人反悔的，仲裁庭应当及时作出裁决。

第五十三条　　裁决应当按照多数仲裁员的意见作出，少数仲裁员的不同意见可以记入笔录。仲裁庭不能形成多数意见时，裁决应当按照首席仲裁员的意见作出。

第五十四条　　裁决书应当写明仲裁请求、争议事实、裁决理由、裁决结果、仲裁费用的负担和裁决日期。当事人协议不愿写明争议事实和裁决理由的，可以不写。裁决书由仲裁员签名，加盖仲裁委员会印章。对裁决持不同意见的仲裁员，可以签名，也可以不签名。

第五十五条　　仲裁庭仲裁纠纷时，其中一部分事实已经清楚，可以就该部分先行裁决。

第五十六条　　对裁决书中的文字、计算错误或者仲裁庭已经裁决但在裁决

书中遗漏的事项，仲裁庭应当补正；当事人自收到裁决书之日起三十日内，可以请求仲裁庭补正。

第五十七条　　裁决书自作出之日起发生法律效力。

第五章　　申请撤销裁决

第五十八条　　当事人提出证据证明裁决有下列情形之一的，可以向仲裁委员会所在地的中级人民法院申请撤销裁决：

（一）没有仲裁协议的；

（二）裁决的事项不属于仲裁协议的范围或者仲裁委员会无权仲裁的；

（三）仲裁庭的组成或者仲裁的程序违反法定程序的；

（四）裁决所根据的证据是伪造的；

（五）对方当事人隐瞒了足以影响公正裁决的证据的；

（六）仲裁员在仲裁该案时有索贿受贿，徇私舞弊，枉法裁决行为的。

人民法院经组成合议庭审查核实裁决有前款规定情形之一的，应当裁定撤销。

人民法院认定该裁决违背社会公共利益的，应当裁定撤销。

第五十九条　　当事人申请撤销裁决的，应当自收到裁决书之日起六个月内提出。

第六十条　　人民法院应当在受理撤销裁决申请之日起两个月内作出撤销裁决或者驳回申请的裁定。

第六十一条　　人民法院受理撤销裁决的申请后，认为可以由仲裁庭重新仲裁的，通知仲裁庭在一定期限内重新仲裁，并裁定中止撤销程序。仲裁庭拒绝重新仲裁的，人民法院应当裁定恢复撤销程序。

第六章　　执行

第六十二条　　当事人应当履行裁决。一方当事人不履行的，另一方当事人可以依照民事诉讼法的有关规定向人民法院申请执行。受申请的人民法院应当执行。

第六十三条　　被申请人提出证据证明裁决有民事诉讼法第二百一十七条第二款规定的情形之一的，经人民法院组成合议庭审查核实，裁定不予执行。

第六十四条　　一方当事人申请执行裁决，另一方当事人申请撤销裁决的，人民法院应当裁定中止执行。

人民法院裁定撤销裁决的，应当裁定终结执行。撤销裁决的申请被裁定驳回的，人民法院应当裁定恢复执行。

第七章　　涉外仲裁的特别规定

第六十五条　　涉外经济贸易、运输和海事中发生的纠纷的仲裁，适用本章规定。本章没有规定的，适用本法其他有关规定。

第六十六条　　涉外仲裁委员会可以由中国国际商会组织设立。

涉外仲裁委员会由主任一人、副主任若干人和委员若干人组成。

涉外仲裁委员会的主任、副主任和委员可以由中国国际商会聘任。

第六十七条　　涉外仲裁委员会可以从具有法律、经济贸易、科学技术等专门知识的外籍人士中聘任仲裁员。

第六十八条　　涉外仲裁的当事人申请证据保全的，涉外仲裁委员会应当将当事人的申请提交证据所在地的中级人民法院。

第六十九条　　涉外仲裁的仲裁庭可以将开庭情况记入笔录，或者作出笔录要点，笔录要点可以由当事人和其他仲裁参与人签字或者盖章。

第七十条　　当事人提出证据证明涉外仲裁裁决有民事诉讼法第二百六十条第一款规定的情形之一的，经人民法院组成合议庭审查核实，裁定撤销。

第七十一条　　被申请人提出证据证明涉外仲裁裁决有民事诉讼法第二百六

十条第一款规定的情形之一的，经人民法院组成合议庭审查核实，裁定不予执行。

第七十二条　　涉外仲裁委员会作出的发生法律效力的仲裁裁决，当事人请求执行的，如果被执行人或者其财产不在中华人民共和国领域内，应当由当事人直接向有管辖权的外国法院申请承认和执行。

第七十三条　　涉外仲裁规则可以由中国国际商会依照本法和民事诉讼法的有关规定制定。

第八章　　附则

第七十四条　　法律对仲裁时效有规定的，适用该规定。法律对仲裁时效没有规定的，适用诉讼时效的规定。

第七十五条　　中国仲裁协会制定仲裁规则前，仲裁委员会依照本法和民事诉讼法的有关规定可以制定仲裁暂行规则。

第七十六条　　当事人应当按照规定交纳仲裁费用。

收取仲裁费用的办法，应当报物价管理部门核准。

第七十七条　　劳动争议和农业集体经济组织内部的农业承包合同纠纷的仲裁，另行规定。

第七十八条　　本法施行前制定的有关仲裁的规定与本法的规定相抵触的，以本法为准。

第七十九条　　本法施行前在直辖市、省、自治区人民政府所在地的市和其他设区的市设立的仲裁机构，应当依照本法的有关规定重新组建；未重新组建的，自本法施行之日起届满一年时终止。

本法施行前设立的不符合本法规定的其他仲裁机构，自本法施行之日起终止。

第八十条　　本法自 1995 年 9 月 1 日起施行。

Arbitration Law of the People's Republic of China

(Adopted at the 8th Session of the Standing Committee of the 8thNational People's Congress and Promulgated on August 31, 1994)

Whole document

Arbitration Law of the People's Republic of China

(Adopted at the 8th Session of the Standing Committee of the 8th National People's Congress and Promulgated on August 31, 1994)

Chapter I General Provisions

Article 1

This Law is formulated in order to ensure that economic disputes shall be impartially and promptly arbitrated, to protect the legitimate rightsand interests of the relevant parties and to guarantee the healthy development of the socialist market conomy.

Article 2

Disputes over contracts and disputes over property rights and interests between citizens, legal persons and other organizations as equal subjects of law may be submitted to arbitration.

Article 3

The following disputes shall not be submitted to arbitration:

1. disputes over marriage, adoption, guardianship, child maintenance and inheritance; and
2. administrative disputes falling within the jurisdiction of the relevant administrative organs according to law.

Article 4

The parties adopting arbitration for dispute settlement shall reach an arbitration agreement on a mutually voluntary basis. An arbitration commission shall not accept an application for arbitration submitted by one of the parties in the absence of an arbitration agreement.

Article 5

A people's court shall not accept an action initiated by one of the parties if the parties have concluded an arbitration agreement, unless the arbitration agreement is invalid.

Article 6

An arbitration commission shall be selected by the parties by agreement.

The jurisdiction by level system and the district jurisdiction system shall not apply in arbitration.

Article 7

Disputes shall be fairly and reasonably settled by arbitration on the basis of facts and in accordance with the relevant provisions of law.

Article 8

Arbitration shall be conducted in accordance with the law, independentof any intervention by administrative organs, social organizations orindividuals.

Article 9

The single ruling system shall be applied in arbitration. The arbitration commission shall not accept any application for arbitration,nor shall a people's court accept any action submitted by the party in respect of the same dispute after an arbitration award has already been given in relation to that matter.

If the arbitration award is canceled or its enforcement has been disallowed by a people's court in accordance with the law, the parties may, in accordance with a new arbitration agreement between them in respect of the dispute, re-apply for arbitration or initiate legal proceedings with the people's court.

Chapter II Arbitration Commissions and Arbitration Association

Article 10

Arbitration commissions may be established in the municipalities directly under the Central Government, in the municipalities where the people's governments of provinces and autonomous regions are located or, if necessary, in other cities divided into districts. Arbitration commissions shall not be established at each level of the administrative divisions.

The people's governments of the municipalities and cities specified in the above paragraph shall organize the relevant departments and the Chamber of Commerce for the formation of an arbitration commission.

The establishment of an arbitration commission shall be registered with the judicial administrative department of the relevant province, autonomous region or municipalities directly under the Central Government.

Article 11

An arbitration commission shall fulfil the following conditions:

1. it must have its own name, domicile and Articles of Association;

2. it must possess the necessary property;

3. it must have its own members; and

4. it must have arbitrators for appointment.

The articles of association of the an arbitration commission shall be formulated in accordance with this Law.

Article 12

An arbitration commission shall comprise a chairman, two to four vice-chairmen and seven to eleven members.

The chairman, vice-chairmen and members of an arbitration commission must be persons specialized in law, economic and trade and persons who have actual working experience. The number of specialists in law, economic and trade shall not be less than two-thirds of the members of an arbitration association.

Article 13

The arbitration commission shall appoint fair and honest person as its arbitrators.

Arbitrators must fulfil one of the following conditions:

1. they have been engaged in arbitration work for at least eight years;

2. they have worked as a lawyer for at least eight years;

3. they have been a judge for at least eight years;

4. they are engaged in legal research or legal teaching and in senior positions; and

5. they have legal knowledge and are engaged in professional work relating to economics and trade, and in senior positions or of the equivalent professional level.

The arbitration commission shall establish a list of arbitrators according to different professionals.

Article 14

Arbitration commissions are independent of administrative organs and there are no subordinate relations with any administrative organs nor between the different arbitration commissions.

Article 15

The China Arbitration Association is a social organization with the status of a legal person. Arbitration commissions are members of the China Arbitration Association. The Articles of

Association of the China Arbitration Association shall be formulated by the national general meeting of the members.

The China Arbitration Association is an organization in charge of self-regulation of the arbitration commissions. It shall conduct supervision over the conduct (any breach of discipline) of the arbitration commissions and their members and arbitrators in accordance with its articles of association.

The China Arbitration Association shall formulate Arbitration Rules in accordance with this Law and the Civil Procedure Law.

Chapter III Arbitration Agreement

Article 16

An arbitration agreement shall include the arbitration clauses provided in the contract and any other written form of agreement concluded before or after the disputes providing for submission to arbitration.

The following contents shall be included in an arbitration agreement:

1. the expression of the parties' wish to submit to arbitration;
2. the matters to be arbitrated; and
3. the Arbitration Commission selected by the parties.

Article 17

An arbitration agreement shall be invalid under any of the following circumstances:

1. matters agreed upon for arbitration are beyond the scope of arbitration prescribed by law;
2. an arbitration agreement concluded by persons without or with limited capacity for civil acts; and
3. one party forces the other party to sign an arbitration agreement by means of duress.

Article 18

If the arbitration matters or the arbitration commission are not agreed upon by the parties in the arbitration agreement, or, if the relevant provisions are not clear, the parties may supplement the agreement. If the parties fail to agree upon the supplementary agreement, the arbitration agreement shall be invalid.

Article 19

An arbitration agreement shall exist independently. Any changes to, rescission, termination or invalidity of the contract shall not affect the validity of the arbitration agreement.

An arbitration tribunal has the right to rule on the validity of a contract.

Article 20

If the parties object to the validity of the arbitration agreement, they may apply to the arbitration commission for a decision or to a people's court for a ruling. If one of the parties submits to the arbitration commission for a decision, but the other party applies to a people's court for a ruling, the people's court shall give the ruling.

If the parties contest the validity of the arbitration agreement, the objection shall be made before the start of the first hearing of the arbitration tribunal.

Chapter IV Arbitration Procedure

Section 1: Application and Acceptance for Arbitration

Article 21

The parties applying for arbitration shall fulfil the following conditions:

1. they must have an arbitration agreement;
2. they must have a specific claim with facts and argument on which the claim is based; and
3. the arbitration must be within the jurisdiction of the arbitration commission.

Article 22

The party applying for arbitration shall submit to an arbitration commission the arbitration agreement, an application for arbitration and copies thereof.

Article 23

An arbitration application shall state clearly the following:

1. the name, sex, age, occupation, work unit and address of the party, the name address and legal representative of the legal person or other organization and the name and position of its person-in charge;
2. the arbitration claim and the facts and argument on which the claim is based; and
3. evidence and the source of evidence, the name and address of the witness (es).

Article 24

Within 5 days from the date of receiving the arbitration application, the arbitration commission shall notify the parties that it considers the conditions for acceptance have been fulfilled, and that the application is accepted by it. If the arbitration commission considers that the conditions have not been fulfilled, it shall notify the parties in writing
of its rejection, stating its reasons.

Article 25

Upon acceptance of an arbitration application, the arbitration commission shall, within the time limit provided by the Arbitration Rules, serve a copy of the Arbitration Rules and the list of arbitrators on the applicant, and serve a copy of the arbitration application, the Arbitration Rules and the list of arbitrators on the respondent.

Upon receipt of a copy of the arbitration application, the respondent shall, within the time limit prescribed by the Arbitration Rules, submit its defence to the arbitration commission. Upon receipt of the defence, the arbitration commission shall, within the time limit prescribed by the Arbitration Rules, serve a copy of the reply on the applicant. The failure of the respondent to submit a defence shall not affect the proceeding of the arbitration procedures.

Article 26

Where the parties had agreed on an arbitration agreement, but one of the parties initiates an action before a people's court without stating the existence of the arbitration agreement, the people's court shall, unless the arbitration agreement is invalid, reject the action if the other party submits to the court the arbitration agreement before the first hearing of the case. If the other party fails to object to the hearing by the people's court before the first hearing, the arbitration agreement shall be considered to have been waived by the party and the people's court shall proceed with the hearing.

Article 27

The applicant may abandon or alter his arbitration claim. The respondent may accept the arbitration claim or object to it. It has a right to make a counterclaim.

Article 28

A party may apply for property preservation if, as the result of an act of the other party or for some other reasons, it appears that an award may be impossible or difficult to enforce.

If one of the parties applies for property preservation, the arbitration commission shall submit to a people's court the application of the party in accordance with the relevant provisions of the Civil Procedure Law.

If a property preservation order is unfounded, the applicant shall compensate the party against whom the order was made for any losses sustained as a result of the implementation of the property preservation order.

Article 29

The parties and their legal representatives may appoint lawyers or engage agents to handle matters relating to the arbitration. In the event that a lawyer or an agent is ppointed to handle the

arbitration matters, a letter of authorization shall be submitted to the arbitration commission.

Section 2: Composition of the Arbitration Tribunal

Article 30

An arbitration tribunal may comprise three arbitrators or one arbitrator. If an arbitration tribunal comprises three arbitrators, a presiding arbitrator shall be appointed.

Article 31

If the parties agree to form an arbitration tribunal comprising three arbitrators, each party shall select or authorize the chairmen of the arbitration commission to appoint one arbitrator. The third arbitrator shall be selected jointly by the parties or be nominated by the chairman of the arbitration commission in accordance with a joint mandate given by the parties. The third itrator shall be the presiding arbitrator.

If the parties agree to have one arbitrator to form an arbitration tribunal, the arbitrator hall be selected jointly by the parties or be nominated by the chairman of the arbitration commission in accordance with a joint mandate given by the parties.

Article 32

If the parties fail, within the time limit prescribed by the Arbitration Rules, to select the form of the constitution of the arbitration tribunal or fail to select the arbitrators, the arbitrators shall be appointed by the chairman of the arbitration commission.

Article 33

After the arbitration tribunal is constituted, the arbitration commission shall notify the parties in writing of the composition of the arbitration tribunal.

Article 34

In any of the following circumstances, an arbitrator must withdraw from the arbitration, and the parties shall have the right to apply for his withdrawal if he:

1. is a party or a close relative of a party or of a party's representative;
2. is related in the case;
3. has some other relationship with a party to the case or with a party's agent which could possibly affect the impartiality of the arbitration;
4. meets a party or his agent in private, accepts an invitation for dinner by a party or his representative or accepts gifts presented by any of them.

Article 35

When applying for the withdrawal of an arbitrator, the petitioning party shall state his reasons and submit a withdrawal application before the first hearing. A withdrawal application may also be submitted before the conclusion of the last hearing if reasons for the withdrawal only became known after the start of the first hearing.

Article 36

Whether an arbitrator is withdrawn or not shall be determined by the chairman of the arbitration commission. If chairman is serving as an arbitrator, the withdrawal or not shall be determined collectively by the arbitration commission.

Article 37

If an arbitrator is unable to perform his duties as an arbitrator as a result of the withdrawal or any other reasons, another arbitrator shall be selected or appointed in accordance with the provisions of this Law.

After a replaced arbitrator has been selected or appointed following the withdrawal of an arbitrator, the parties may apply to resume the arbitration procedure. The arbitration tribunal shall determine whether the resumption of the procedure may be allowed. The arbitration tribunal may determine on its own whether the arbitration procedure shall be resumed.

Article 38

An arbitrator involved in one of the circumstances described in Item 4, Article 34, if it is serious, or those described in Item 6, Article 58, such arbitrator shall be legally liable in accordance with the law. The arbitration commission shall remove his name from the list of arbitrators.

Section 3: Hearing and Arbitral Awards

Article 39

An arbitration tribunal shall hold a tribunal session to hear an arbitration case. If the parties agree not to hold a hearing, the arbitration tribunal may render an award in accordance with the arbitration application, the defence statement and other documents.

Article 40

An arbitration shall not be conducted in public. If the parties agree to a public hearing, the arbitration may proceed in public, except those concerning state secrets.

Article 41

The arbitration commission shall notify the two parties within the time limit provided by the Arbitration Rules of the date of the hearing. Either party may request to postpone the hearing with in the time limit provided by the Arbitration Rules if there is a genuine reason. The arbitration tribunal shall decide whether to postpone the hearing.

Article 42

If the applicant for arbitration who has been given a notice in writing does not appear before the tribunal without good reasons, or leaves the tribunal room during a hearing without the permission of the arbitration tribunal, such applicant shall be deemed as having withdrawn his application.

If the party against whom the application was made was served with a notice in writing but does not appear before the tribunal without due reasons or leaves the tribunal room during a hearing without the permission of the arbitration tribunal, an award by default may be given.

Article 43

The parties shall produce evidence in support of their claims.

An arbitration tribunal may collect on its own evidence it considers necessary.

Article 44

For specialized matters, an arbitration tribunal may submit for appraisal to an appraisal organ agreed upon by the parties or to the appraisal organ appointed by the arbitration tribunal if it deems such appraisal to be necessary.

According to the claim of the parties or the request of the arbitration tribunal, the appraisal organ shall appoint an appraiser to participate in the hearing. Upon the ermission of the arbitration tribunal, the parties may question the appraiser.

Article 45

Any evidence shall be produced at the start of the hearing. The parties may challenge the validity of such evidence.

Article 46

In the event that the evidence might be destroyed or if it would be difficult to obtain the evidence later on, the parties may apply for the evidence to be preserved. If the parties apply for such reservation, the arbitration commission shall submit the application to the basic-level people's court of the place where the evidence is located.

Article 47

The parties have the right to argue during an arbitration procedure. At the end of the debate, the presiding arbitrator or the sole arbitrator shall ask for the final opinion of the parties.

Article 48

An arbitration tribunal shall make a written record of the hearing. If the parties or other participants to the arbitration consider that the record has omitted a part of their statement or is incorrect in some other respect, they shall have the right to request correction thereof. If no correction is made, the request for correction shall be noted in the written record.

The arbitrators, recorder, parties and other participants to the arbitration shall sign or affix their seals to the record.

Article 49

After the submission of an arbitration application, the parties may settle the dispute among themselves through conciliation.If a conciliation agreement has been reached, the parties may apply to the narbitration tribunal for an award based on the conciliation agreement. Then may also withdraw the arbitration application.

Article 50

If the parties fall back on their words after the conclusion of a conciliation agreement and the withdrawal of the arbitration application, application may be made for arbitration in accordance with the arbitration agreement.

Article 51

Before giving an award, an arbitration tribunal may first attempt to conciliate. If the parties apply for conciliation voluntarily, the arbitration tribunal shall conciliate. If conciliation is unsuccessful, an award shall be made promptly. When a settlement agreement is reached by conciliation, the arbitration tribunal shall prepare the conciliation statement or the award on the basis of the results of the settlement agreement. A conciliation statement shall have the same legal force as that of an award.

Article 52

A conciliation statement shall set forth the arbitration claims and the results of the agreement between the parties. The conciliation statement shall be signed by the arbitrators, sealed by the arbitration commission, and served on both parties.

A conciliation statement shall have legal effect once signed and accepted by the parties.

If the parties fall back on their words before the conciliation statement is singed and accepted by

them, an award shall be made by the arbitration tribunal promptly.

Article 53

An award shall be based on the opinion of the majority arbitrators. The opinion of the minority arbitrators shall be recorded in writing. If an opinion of the minority arbitrators shall be recorded in writing. If an opinion of the majority arbitrators can not be constituted at the tribunal, the award shall be given according to the opinion of the presiding arbitrator.

Article 54

The arbitration claims, the matters in dispute, the grounds upon which an award is given, the results of the judgement, the responsibility for the arbitration fees and the date of the award shall be set forth in the award. If the parties agree not to include in the award the matters in dispute and the grounds on which the award is based, such matters may not be stated in the award. The award shall be signed by the arbitrators and sealed by the arbitration commission. The arbitrator who disagrees with the award may select to sign or not to sign it.

Article 55

During the course of arbitration by an arbitration tribunal, where a part of facts has been made clear, a partial award may first be given in relation to that part.

Article 56

The parties may, within 30 days of the receipt of the award, request the arbitration tribunal to correct any typographical errors, calculation errors or matters which had been awarded but omitted in the award.

Article 57

An award shall be legally effective on the date it is given.

Chapter V Application for Cancellation of an Award

Article 58

The parties may apply to the intermediate people's court at the place where the arbitration commission is located for cancellation of an award if they provide evidence proving that the award involves one of the following circumstances:

1. there is no arbitration agreement between the parties;
2. the matters of the award are beyond the extent of the arbitration agreement or not within the

jurisdiction of the arbitration commission;

3. the composition of the arbitration tribunal or the arbitration procedure is in contrary to the legal procedure;

4. the evidence on which the award is based is falsified;

5. the other party has concealed evidence which is sufficient to affect the impartiality of the award; and

6. the arbitrator(s) has (have) demanded or accepted bribes, committed graft or perverted the law in making the arbitral award.

The peoples' court shall rule to cancel the award if the existence of one of the circumstances prescribed in the preceding clause is confirmed by its collegiate bench.

The people's court shall rule to cancel the award if it holds that the award is contrary to the social and public interests.

Article 59

If a party applies for cancellation of an award, an application shall be submitted within 6 months after receipt of the award.

Article 60

The people's court shall, within 2 months after receipt of the application for cancellation of an award, render its decision for cancellation of the award or for rejection of the application.

Article 61

If the people's court holds that the case may be re-arbitrated by the arbitration tribunal after receipt of the application for cancellation of an award, the court shall inform the arbitration tribunal of re-arbitrating the case within a certain period of time and rule to suspend the cancellation procedure. If the arbitration tribunal refuses to re-arbitrate, the people's court shall rule to resume the cancellation procedure.

Chapter VI Enforcement

Article 62

The parties shall execute an arbitration award. If one party fails to execute the award, the other party may apply to a people's court for enforcement in accordance with the relevant provisions of the Civil Procedure Law, and the court shall enforce the award.

Article 63

A people's court shall, after examination and verification by its collegiate bench, rule not to enforce an award if the party against whom an application for enforcement is made provides evidence proving that the award involves one of the circumstances prescribed in Clause 2, Article 217 of the Civil procedure Law.

Article 64

If one party applies for enforcement of an award while the other party applies for cancellation of the award, the people's court receiving such application shall rule to suspend enforcement of the award.

If a people's court rules to cancel an award, it shall rule to terminate enforcement. If the people's court overrules the application for cancellation of an award, it shall rule to resume enforcement.

Chapter VII Special provisions on Foreign-Related Arbitration

Article 65

The provisions of this Chapter shall apply to all arbitration of disputes arising from foreign economic, trade, transportation or maritime matters. In the absence of provisions in this Chapter, other relevant provisions of this Law shall apply.

Article 66

A foreign arbitration commission may be organized and established by the China International Chamber of Commerce.

A foreign arbitration commission shall comprise one chairman, several vice-chairmen and several committee members.

The chairman, vice-chairmen and committee members may be appointed by the China International Chamber of Commerce.

Article 67

A foreign arbitration commission may appoint foreigners with professional knowledge in such fields as law, economic and trade, science and technology as arbitrators.

Article 68

If the parties to a foreign-related arbitration apply for evidence preservation, the foreign arbitration commission shall submit their applications to the intermediate people's court in the place where the evidence is located.

Article 69

The arbitration tribunal of a foreign arbitration commission may record the details of the hearing in writing or record the essentials of the hearing in writing. The written record of the essentials shall be signed or sealed by the parties and other participants in the arbitration.

Article 70

A people's court shall, after examination and verification by its collegiate bench, rule to cancel an award if a party to the case provides evidence proving that the arbitration award involves one of the circumstances prescribed in Clause 1, Article 260 of the Civil Procedure Law.

Article 71

A people's court shall, after examination and verification by its collegiate bench, rule not to enforce an award-if the party against whom an application is made provides evidence proving that the arbitration award involves one of the circumstances prescribed in Clause 1, Article 260 of the Civil Procedure Law.

Article 72

Where the party subject to enforcement or its property is not within the territory of the People's Republic of China, a party applying for the enforcement of a legally effective arbitration award shall apply directly to the foreign court having jurisdiction for recognition and enforcement of the award.

Article 73

Foreign arbitration rules may be formulated by the China International Chamber of Commerce in accordance with this Law and the relevant provisions of the Civil Procedure Law.

Chapter VIII Supplementary Provisions

Article 74

If the law has stipulated a time limitation of arbitration, such provisions of the law shall apply. If the law has not stipulated a time limitation of arbitration, the provisions on the limitation of actions shall apply.

Article 75

The arbitration Commission may formulate provisional arbitration rules in accordance with this Law and the relevant provisions of the Civil Procedure Law before the formulation of the arbitration rules by the China Arbitration Association.

Article 76

The parties shall pay arbitration fees in accordance with the relevant provisions.

The methods for the collection of arbitration fees shall be submitted to the commodity prices administration department for approval.

Article 77

Arbitration of labor disputes and disputes over contracts for undertaking agricultural projects within agricultural collective economic organizations shall be separately stipulated.

Article 78

In the event of conflict between the provisions on arbitration formulated before the coming into effect of this Law and the provisions of this Law, the provisions of this Law shall prevail.

Article 79

Arbitration organs established before the coming into effect of this Law in the municipalities directly under the Central Government, in the municipalities where the people's governments of the provinces or autonomous regions and in other cities divided into districts must be re-organized in accordance with the relevant provisions of this Law. The arbitration organs which are not re-organized shall be terminated at the expiration of one year after the date of effectiveness of this Law.

All other arbitration organs established before the implementation of this Law and not conforming to the provisions of this Law shall be terminated on the date of effectiveness of this Law.

Article 80

This Law shall be effective as of September 1, 1995.

中华人民共和国民事诉讼法

RECEIVED
2008 MAY 13 P 1:19
FFICE OF INTERNATIONAL CORPORATE FINANCE

中华人民共和国主席令
（第四十四号）

《中华人民共和国民事诉讼法》已由中华人民共和国第七届全国人民代表大会第四次会议于１９９１年４月９日通过，现予公布，自公布之日起施行。

中华人民共和国主席　杨尚昆
１９９１年４月９日

中华人民共和国民事诉讼法
（１９９１年４月９日第七届全国人民代表大会第四次会议通过）

目录

第一编　总则
第一章　任务、适用范围和基本原则
第二章　管辖
第一节　级别管辖
第二节　地域管辖
第三节　移送管辖和指定管辖
第三章　审判组织
第四章　回避
第五章　诉讼参加人
第一节　当事人
第二节　诉讼代理人
第六章　证据
第七章　期间、送达
第一节　期间
第二节　送达
第八章　调解
第九章　财产保全和先予执行
第十章　对妨害民事诉讼的强制措施
第十一章　诉讼费用
第二编　审判程序
第十二章　第一审普通程序
第一节　起诉和受理
第二节　审理前的准备

第三节　开庭审理
第四节　诉讼中止和终结
第五节　判决和裁定
第十三章　简易程序
第十四章　第二审程序
第十五章　特别程序
第一节　一般规定
第二节　选民资格案件
第三节　宣告失踪、宣告死亡案件
第四节　认定公民无民事行为能力、限制民事行为能力案件
第五节　认定财产无主案件
第十六章　审判监督程序
第十七章　督促程序
第十八章　公示催告程序
第十九章　企业法人破产还债程序
第三编　执行程序
第二十章　一般规定
第二十一章　执行的申请和移送
第二十二章　执行措施
第二十三章　执行中止和终结
第四编　涉外民事诉讼程序的特别规定
第二十四章　一般原则
第二十五章　管辖
第二十六章　送达、期间
第二十七章　财产保全
第二十八章　仲裁
第二十九章　司法协助

第一编　总则

第一章　任务、适用范围和基本原则

第一条　中华人民共和国民事诉讼法以宪法为根据，结合我国民事审判工作的经验和实际情况制定。

第二条　中华人民共和国民事诉讼法的任务，是保护当事人行使诉讼权利，保证人民法院查明事实，分清是非，正确适用法律，及时审理民事案件，确认民事权利义务关系，制裁民事违法行为，保护当事人的合法权益，教育公民自觉遵守法律，维护社会秩序、经济秩序，保障社会主义建设事业顺利进行。

第三条　人民法院受理公民之间、法人之间、其他组织之间以及他们相互之间因财产关系和人身关系提起的民事诉讼，适用本法的规定。

第四条　凡在中华人民共和国领域内进行民事诉讼，必须遵守本法。

第五条　外国人、无国籍人、外国企业和组织在人民法院起诉、应诉，同中华人民共和国公民、法人和其他组织有同等的诉讼权利义务。

外国法院对中华人民共和国公民、法人和其他组织的民事诉讼权利加以限制的，中华人民共和国人民法院对该国公民、企业和组织的民事诉讼权利，实行对等原则。

第六条　民事案件的审判权由人民法院行使。

人民法院依照法律规定对民事案件独立进行审判，不受行政机关、社会团体和个人的干涉。

第七条　人民法院审理民事案件，必须以事实为根据，以法律为准绳。

第八条　民事诉讼当事人有平等的诉讼权利。人民法院审理民事案件，应当保障和便利当事人行使诉讼权利，对当事人在适用法律上一律平等。

第九条　人民法院审理民事案件，应当根据自愿和合法的原则进行调解；调解不成的，应当及时判决。

第十条　人民法院审理民事案件，依照法律规定实行合议、回避、公开审判和两审终审制度。

第十一条　各民族公民都有用本民族语言、文字进行民事诉讼的权利。

在少数民族聚居或者多民族共同居住的地区，人民法院应当用当地民族通用的语言、文字进行审理和发布法律文书。

人民法院应当对不通晓当地民族通用的语言、文字的诉讼参与人提供翻译。

第十二条　人民法院审理民事案件时，当事人有权进行辩论。

第十三条　当事人有权在法律规定的范围内处分自己的民事权利和诉讼权利。

第十四条　人民检察院有权对民事审判活动实行法律监督。

第十五条　机关、社会团体、企业事业单位对损害国家、集体或者个人民事权益的行为，可以支持受损害的单位或者个人向人民法院起诉。

第十六条　人民调解委员会是在基层人民政府和基层人民法院指导下，调解民间纠纷的群众性组织。

人民调解委员会依照法律规定，根据自愿原则进行调解。当事人对调解达成的协议应当履行；不愿调解、调解不成或者反悔的，可以向人民法院起诉。

人民调解委员会调解民间纠纷，如有违背法律的，人民法院应当予以纠正。

第十七条　民族自治地方的人民代表大会根据宪法和本法的原则，结合当地民族的具体情况，可以制定变通或者补充的规定。自治区的规定，报全国人民代表大会常务委员会批准。自治州、自治县的规定，报省或者自治区的人民代表大会常务委员会批准，并报全国人民代表大会常务委员会备案。

第二章　管辖

第一节　级别管辖

第十八条　基层人民法院管辖第一审民事案件，但本法另有规定的除外。

第十九条　中级人民法院管辖下列第一审民事案件：

（一）重大涉外案件；

（二）在本辖区有重大影响的案件；
（三）最高人民法院确定由中级人民法院管辖的案件。
第二十条　高级人民法院管辖在本辖区有重大影响的第一审民事案件。
第二十一条　最高人民法院管辖下列第一审民事案件：
（一）在全国有重大影响的案件；
（二）认为应当由本院审理的案件。

第二节　地域管辖

第二十二条　对公民提起的民事诉讼，由被告住所地人民法院管辖；被告住所地与经常居住地不一致的，由经常居住地人民法院管辖。

对法人或者其他组织提起的民事诉讼，由被告住所地人民法院管辖。

同一诉讼的几个被告住所地、经常居住地在两个以上人民法院辖区的，各该人民法院都有管辖权。

第二十三条　下列民事诉讼，由原告住所地人民法院管辖；原告住所地与经常居住地不一致的，由原告经常居住地人民法院管辖：
（一）对不在中华人民共和国领域内居住的人提起的有关身份关系的诉讼；
（二）对下落不明或者宣告失踪的人提起的有关身份关系的诉讼；
（三）对被劳动教养的人提起的诉讼；
（四）对被监禁的人提起的诉讼。

第二十四条　因合同纠纷提起的诉讼，由被告住所地或者合同履行地人民法院管辖。

第二十五条　合同的双方当事人可以在书面合同中协议选择被告住所地、合同履行地、合同签订地、原告住所地、标的物所在地人民法院管辖，但不得违反本法对级别管辖和专属管辖的规定。

第二十六条　因保险合同纠纷提起的诉讼，由被告住所地或者保险标的物所在地人民法院管辖。

第二十七条　因票据纠纷提起的诉讼，由票据支付地或者被告住所地人民法院管辖。

第二十八条　因铁路、公路、水上、航空运输和联合运输合同纠纷提起的诉讼，由运输始发地、目的地或者被告住所地人民法院管辖。

第二十九条　因侵权行为提起的诉讼，由侵权行为地或者被告住所地人民法院管辖。

第三十条　因铁路、公路、水上和航空事故请求损害赔偿提起的诉讼，由事故发生地或者车辆、船舶最先到达地、航空器最先降落地或者被告住所地人民法院管辖。

第三十一条　因船舶碰撞或者其他海事损害事故请求损害赔偿提起的诉讼，由碰撞发生地、碰撞船舶最先到达地、加害船舶被扣留地或者被告住所地人民法院管辖。

第三十二条　因海难救助费用提起的诉讼，由救助地或者被救助船舶最先到达地人民法院管辖。

第三十三条　因共同海损提起的诉讼，由船舶最先到达地、共同海损理算地或者航程终止地的人民法院管辖。

第三十四条　下列案件，由本条规定的人民法院专属管辖：

（一）因不动产纠纷提起的诉讼，由不动产所在地人民法院管辖；

（二）因港口作业中发生纠纷提起的诉讼，由港口所在地人民法院管辖；

（三）因继承遗产纠纷提起的诉讼，由被继承人死亡时住所地或者主要遗产所在地人民法院管辖。

第三十五条　两个以上人民法院都有管辖权的诉讼，原告可以向其中一个人民法院起诉；原告向两个以上有管辖权的人民法院起诉的，由最先立案的人民法院管辖。

第三节　移送管辖和指定管辖

第三十六条　人民法院发现受理的案件不属于本院管辖的，应当移送有管辖权的人民法院，受移送的人民法院应当受理。受移送的人民法院认为受移送的案件依照规定不属于本院管辖的，应当报请上级人民法院指定管辖，不得再自行移送。

第三十七条　有管辖权的人民法院由于特殊原因，不能行使管辖权的，由上级人民法院指定管辖。

人民法院之间因管辖权发生争议，由争议双方协商解决；协商解决不了的，报请它们的共同上级人民法院指定管辖。

第三十八条　人民法院受理案件后，当事人对管辖权有异议的，应当在提交答辩状期间提出。人民法院对当事人提出的异议，应当审查。异议成立的，裁定将案件移送有管辖权的人民法院；异议不成立的，裁定驳回。

第三十九条　上级人民法院有权审理下级人民法院管辖的第一审民事案件，也可以把本院管辖的第一审民事案件交下级人民法院审理。

下级人民法院对它所管辖的第一审民事案件，认为需要由上级人民法院审理的，可以报请上级人民法院审理。

第三章　审判组织

第四十条　人民法院审理第一审民事案件，由审判员、陪审员共同组成合议庭或者由审判员组成合议庭。合议庭的成员人数，必须是单数。

适用简易程序审理的民事案件，由审判员一人独任审理。

陪审员在执行陪审职务时，与审判员有同等的权利义务。

第四十一条　人民法院审理第二审民事案件，由审判员组成合议庭。合议庭的成员人数，必须是单数。

发回重审的案件，原审人民法院应当按照第一审程序另行组成合议庭。

审理再审案件，原来是第一审的，按照第一审程序另行组成合议庭；原来是第二审的或者是上级人民法院提审的，按照第二审程序另行组成合议庭。

第四十二条　合议庭的审判长由院长或者庭长指定审判员一人担任；院长或者庭长参加审判的，由院长或者庭长担任。

第四十三条　合议庭评议案件，实行少数服从多数的原则。评议应当制作笔录，由合议庭成员签名。评议中的不同意见，必须如实记入笔录。

第四十四条　审判人员应当依法秉公办案。

审判人员不得接受当事人及其诉讼代理人请客送礼。

审判人员有贪污受贿，徇私舞弊，枉法裁判行为的，应当追究法律责任；构成犯罪的，依法追究刑事责任。

第四章　回避

第四十五条　审判人员有下列情形之一的，必须回避，当事人有权用口头或者书面方式申请他们回避：

（一）是本案当事人或者当事人、诉讼代理人的近亲属；

（二）与本案有利害关系；

（三）与本案当事人有其他关系，可能影响对案件公正审理的。

前款规定，适用于书记员、翻译人员、鉴定人、勘验人。

第四十六条　当事人提出回避申请，应当说明理由，在案件开始审理时提出；回避事由在案件开始审理后知道的，也可以在法庭辩论终结前提出。

被申请回避的人员在人民法院作出是否回避的决定前，应当暂停参与本案的工作，但案件需要采取紧急措施的除外。

第四十七条　院长担任审判长时的回避，由审判委员会决定；审判人员的回避，由院长决定；其他人员的回避，由审判长决定。

第四十八条　人民法院对当事人提出的回避申请，应当在申请提出的三日内，以口头或者书面形式作出决定。申请人对决定不服的，可以在接到决定时申请复议一次。复议期间，被申请回避的人员，不停止参与本案的工作。人民法院对复议申请，应当在三日内作出复议决定，并通知复议申请人。

第五章　诉讼参加人

第一节　当事人

第四十九条　公民、法人和其他组织可以作为民事诉讼的当事人。

法人由其法定代表人进行诉讼。其他组织由其主要负责人进行诉讼。

第五十条　当事人有权委托代理人，提出回避申请，收集、提供证据，进行辩论，请求调解，提起上诉，申请执行。

当事人可以查阅本案有关材料，并可以复制本案有关材料和法律文书。查阅、复制本案有关材料的范围和办法由最高人民法院规定。

当事人必须依法行使诉讼权利，遵守诉讼秩序，履行发生法律效力的判决书、裁定书和调解书。

第五十一条　双方当事人可以自行和解。

第五十二条　原告可以放弃或者变更诉讼请求。被告可以承认或者反驳诉讼请求，有权提起反诉。

第五十三条　当事人一方或者双方为二人以上，其诉讼标的是共同的，或者诉讼标的是同一种类、人民法院认为可以合并审理并经当事人同意的，为共同诉讼。

共同诉讼的一方当事人对诉讼标的有共同权利义务的，其中一人的诉讼行为经其他共同诉讼人承认，对其他共同诉讼人发生效力；对诉讼标的没有共同权利义务的，其中一人的诉讼行为对其他共同诉讼人不发生效力。

第五十四条　当事人一方人数众多的共同诉讼，可以由当事人推选代表人进行诉讼。代表人的诉讼行为对其所代表的当事人发生效力，但代表人变更、放弃诉讼请求或者承认对方当事人的诉讼请求，进行和解，必须经被代表的当事人同意。

第五十五条　诉讼标的是同一种类、当事人一方人数众多在起诉时人数尚未确定的，人民法院可以发出公告，说明案件情况和诉讼请求，通知权利人在一定期间向人民法院登记。

向人民法院登记的权利人可以推选代表人进行诉讼；推选不出代表人的，人民法院可以与参加登记的权利人商定代表人。

代表人的诉讼行为对其所代表的当事人发生效力，但代表人变更、放弃诉讼请求或者承认对方当事人的诉讼请求，进行和解，必须经被代表的当事人同意。

人民法院作出的判决、裁定，对参加登记的全体权利人发生效力。未参加登记的权利人在诉讼时效期间提起诉讼的，适用该判决、裁定。

第五十六条　对当事人双方的诉讼标的，第三人认为有独立请求权的，有权提起诉讼。

对当事人双方的诉讼标的，第三人虽然没有独立请求权，但案件处理结果同他有法律上的利害关系的，可以申请参加诉讼，或者由人民法院通知他参加诉讼。人民法院判决承担民事责任的第三人，有当事人的诉讼权利义务。

第二节　诉讼代理人

第五十七条　无诉讼行为能力人由他的监护人作为法定代理人代为诉讼。法定代理人之间互相推诿代理责任的，由人民法院指定其中一人代为诉讼。

第五十八条　当事人、法定代理人可以委托一至二人作为诉讼代理人。

律师、当事人的近亲属、有关的社会团体或者所在单位推荐的人、经人民法院许可的其他公民，都可以被委托为诉讼代理人。

第五十九条　委托他人代为诉讼，必须向人民法院提交由委托人签名或者盖章的授权委托书。

授权委托书必须记明委托事项和权限。诉讼代理人代为承认、放弃、变更诉讼请求，进行和解，提起反诉或者上诉，必须有委托人的特别授权。

侨居在国外的中华人民共和国公民从国外寄交或者托交的授权委托书，必须经中华人民共和国驻该国的使领馆证明；没有使领馆的，由与中华人民共和国有外交关系的第三国驻该国的使领馆证明，再转由中华人民共和国驻该第三国使领馆证明，或者由当地的爱国华侨团体证明。

第六十条　诉讼代理人的权限如果变更或者解除，当事人应当书面告知人民法院，并由人民法院通知对方当事人。

第六十一条　代理诉讼的律师和其他诉讼代理人有权调查收集证据，可以查阅

本案有关材料。查阅本案有关材料的范围和办法由最高人民法院规定。

第六十二条　离婚案件有诉讼代理人的，本人除不能表达意志的以外，仍应出庭；确因特殊情况无法出庭的，必须向人民法院提交书面意见。

第六章　证据

第六十三条　证据有下列几种：

（一）书证；

（二）物证；

（三）视听资料；

（四）证人证言；

（五）当事人的陈述；

（六）鉴定结论；

（七）勘验笔录。

以上证据必须查证属实，才能作为认定事实的根据。

第六十四条　当事人对自己提出的主张，有责任提供证据。

当事人及其诉讼代理人因客观原因不能自行收集的证据，或者人民法院认为审理案件需要的证据，人民法院应当调查收集。

人民法院应当按照法定程序，全面地、客观地审查核实证据。

第六十五条　人民法院有权向有关单位和个人调查取证，有关单位和个人不得拒绝。

人民法院对有关单位和个人提出的证明文书，应当辨别真伪，审查确定其效力。

第六十六条　证据应当在法庭上出示，并由当事人互相质证。对涉及国家秘密、商业秘密和个人稳私的证据应当保密，需要在法庭出示的，不得在公开开庭时出示。

第六十七条　经过法定程序公证证明的法律行为、法律事实和文书，人民法院应当作为认定事实的根据。但有相反证据足以推翻公证证明的除外。

第六十八条　书证应当提交原件。物证应当提交原物。提交原件或者原物确有困难的，可以提交复制品、照片、副本、节录本。

提交外文书证，必须附有中文译本。

第六十九条　人民法院对视听资料，应当辨别真伪，并结合本案的其他证据，审查确定能否作为认定事实的根据。

第七十条　凡是知道案件情况的单位和个人，都有义务出庭作证。有关单位的负责人应当支持证人作证。证人确有困难不能出庭的，经人民法院许可，可以提交书面证言。

不能正确表达意志的人，不能作证。

第七十一条　人民法院对当事人的陈述，应当结合本案的其他证据，审查确定能否作为认定事实的根据。

当事人拒绝陈述的，不影响人民法院根据证据认定案件事实。

第七十二条　人民法院对专门性问题认为需要鉴定的，应当交由法定鉴定部门

鉴定；没有法定鉴定部门的，由人民法院指定的鉴定部门鉴定。

鉴定部门及其指定的鉴定人有权了解进行鉴定所需要的案件材料，必要时可以询问当事人、证人。

鉴定部门和鉴定人应当提出书面鉴定结论，在鉴定书上签名或者盖章。鉴定人鉴定的，应当由鉴定人所在单位加盖印章，证明鉴定人身份。

第七十三条 勘验物证或者现场，勘验人必须出示人民法院的证件，并邀请当地基层组织或者当事人所在单位派人参加。当事人或者当事人的成年家属应当到场，拒不到场的，不影响勘验的进行。

有关单位和个人根据人民法院的通知，有义务保护现场，协助勘验工作。

勘验人应当将勘验情况和结果制作笔录，由勘验人、当事人和被邀参加人签名或者盖章。

第七十四条 在证据可能灭失或者以后难以取得的情况下，诉讼参加人可以向人民法院申请保全证据，人民法院也可以主动采取保全措施。

第七章 期间、送达

第一节 期间

第七十五条 期间包括法定期间和人民法院指定的期间。

期间以时、日、月、年计算。期间开始的时和日，不计算在期间内。

期间届满的最后一日是节假日的，以节假日后的第一日为期间届满的日期。

期间不包括在途时间，诉讼文书在期满前交邮的，不算过期。

第七十六条 当事人因不可抗拒的事由或者其他正当理由耽误期限的，在障碍消除后的十日内，可以申请顺延期限，是否准许，由人民法院决定。

第二节 送达

第七十七条 送达诉讼文书必须有送达回证，由受送达人在送达回证上记明收到日期，签名或者盖章。

受送达人在送达回证上的签收日期为送达日期。

第七十八条 送达诉讼文书，应当直接送交受送达人。受送达人是公民的，本人不在交他的同住成年家属签收；受送达人是法人或者其他组织的，应当由法人的法定代表人、其他组织的主要负责人或者该法人、组织负责收件的人签收；受送达人有诉讼代理人的，可以送交其代理人签收；受送达人已向人民法院指定代收人的，送交代收人签收。

受送达人的同住成年家属，法人或者其他组织的负责收件的人，诉讼代理人或者代收人在送达回证上签收的日期为送达日期。

第七十九条 受送达人或者他的同住成年家属拒绝接收诉讼文书的，送达人应当邀请有关基层组织或者所在单位的代表到场，说明情况，在送达回证上记明拒收事由和日期，由送达人、见证人签名或者盖章，把诉讼文书留在受送达人的住所，即视为送达。

第八十条　直接送达诉讼文书有困难的，可以委托其他人民法院代为送达，或者邮寄送达。邮寄送达的，以回执上注明的收件日期为送达日期。

第八十一条　受送达人是军人的，通过其所在部队团以上单位的政治机关转交。

第八十二条　受送达人是被监禁的，通过其所在监所或者劳动改造单位转交。

受送达人是被劳动教养的，通过其所在劳动教养单位转交。

第八十三条　代为转交的机关、单位收到诉讼文书后，必须立即交受送达人签收，以在送达回证上的签收日期，为送达日期。

第八十四条　受送达人下落不明，或者用本节规定的其他方式无法送达的，公告送达。自发出公告之日起，经过六十日，即视为送达。

公告送达，应当在案卷中记明原因和经过。

第八章　调解

第八十五条　人民法院审理民事案件，根据当事人自愿的原则，在事实清楚的基础上，分清是非，进行调解。

第八十六条　人民法院进行调解，可以由审判员一人主持，也可以由合议庭主持，并尽可能就地进行。

人民法院进行调解，可以用简便方式通知当事人、证人到庭。

第八十七条　人民法院进行调解，可以邀请有关单位和个人协助。被邀请的单位和个人，应当协助人民法院进行调解。

第八十八条　调解达成协议，必须双方自愿，不得强迫。调解协议的内容不得违反法律规定。

第八十九条　调解达成协议，人民法院应当制作调解书。调解书应当写明诉讼请求、案件的事实和调解结果。

调解书由审判人员、书记员署名，加盖人民法院印章，送达双方当事人。

调解书经双方当事人签收后，即具有法律效力。

第九十条　下列案件调解达成协议，人民法院可以不制作调解书：

（一）调解和好的离婚案件；

（二）调解维持收养关系的案件；

（三）能够即时履行的案件；

（四）其他不需要制作调解书的案件。

对不需要制作调解书的协议，应当记入笔录，由双方当事人、审判人员、书记员签名或者盖章后，即具有法律效力。

第九十一条　调解未达成协议或者调解书送达前一方反悔的，人民法院应当及时判决。

第九章　财产保全和先予执行

第九十二条　人民法院对于可能因当事人一方的行为或者其他原因，使判决不能执行或者难以执行的案件，可以根据对方当事人的申请，作出财产保全的裁定；

当事人没有提出申请的，人民法院在必要时也可以裁定采取财产保全措施。

人民法院采取财产保全措施，可以责令申请人提供担保；申请人不提供担保的，驳回申请。

人民法院接受申请后，对情况紧急的，必须在四十八小时内作出裁定；裁定采取财产保全措施的，应当立即开始执行。

第九十三条　利害关系人因情况紧急，不立即申请财产保全将会使其合法权益受到难以弥补的损害的，可以在起诉前向人民法院申请采取财产保全措施。申请人应当提供担保，不提供担保的，驳回申请。

人民法院接受申请后，必须在四十八小时内作出裁定；裁定采取财产保全措施的，应当立即开始执行。

申请人在人民法院采取保全措施后十五日内不起诉的，人民法院应当解除财产保全。

第九十四条　财产保全限于请求的范围，或者与本案有关的财物。

财产保全采取查封、扣押、冻结或者法律规定的其他方法。

人民法院冻结财产后，应当立即通知被冻结财产的人。

财产已被查封、冻结的，不得重复查封、冻结。

第九十五条　被申请人提供担保的，人民法院应当解除财产保全。

第九十六条　申请有错误的，申请人应当赔偿被申请人因财产保全所遭受的损失。

第九十七条　人民法院对下列案件，根据当事人的申请，可以裁定先予执行：

（一）追索赡养费、扶养费、抚育费、抚恤金、医疗费用的；

（二）追索劳动报酬的；

（三）因情况紧急需要先予执行的。

第九十八条　人民法院裁定先予执行的，应当符合下列条件：

（一）当事人之间权利义务关系明确，不先予执行将严重影响申请人的生活或者生产经营的；

（二）被申请人有履行能力。

人民法院可以责令申请人提供担保，申请人不提供担保的，驳回申请。申请人败诉的，应当赔偿被申请人因先予执行遭受的财产损失。

第九十九条　当事人对财产保全或者先予执行的裁定不服的，可以申请复议一次。复议期间不停止裁定的执行。

第十章　对妨害民事诉讼的强制措施

第一百条　人民法院对必须到庭的被告，经两次传票传唤，无正当理由拒不到庭的，可以拘传。

第一百零一条　诉讼参与人和其他人应当遵守法庭规则。

人民法院对违反法庭规则的人，可以予以训诫，责令退出法庭或者予以罚款、拘留。

人民法院对哄闹、冲击法庭、侮辱、诽谤、威胁、殴打审判人员，严重扰乱法庭秩序的人，依法追究刑事责任；情节较轻的，予以罚款、拘留。

第一百零二条　诉讼参与人或者其他人有下列行为之一的，人民法院可以根据情节轻重予以罚款、拘留；构成犯罪的，依法追究刑事责任：

（一）伪造、毁灭重要证据，妨碍人民法院审理案件的；

（二）以暴力、威胁、贿买方法阻止证人作证或者指使、贿买、胁迫他人作伪证的；

（三）隐藏、转移、变卖、毁损已被查封、扣押的财产，或者已被清点并责令其保管的财产，转移已被冻结的财产的；

（四）对司法工作人员、诉讼参加人、证人、翻译人员、鉴定人、勘验人、协助执行的人，进行侮辱、诽谤、诬陷、殴打或者打击报复的；

（五）以暴力、威胁或者其他方法阻碍司法工作人员执行职务的；

（六）拒不履行人民法院已经发生法律效力的判决、裁定的。

人民法院对有前款规定的行为之一的单位，可以对其主要负责人或者直接责任人员予以罚款、拘留；构成犯罪的，依法追究刑事责任。

第一百零三条　有义务协助调查、执行的单位有下列行为之一的，人民法院除责令其履行协助义务外，并可以予以罚款：

（一）有关单位拒绝或者妨碍人民法院调查取证的；

（二）银行、信用合作社和其他有储蓄业务的单位接到人民法院协助执行通知书后，拒不协助查询、冻结或者划拨存款的；

（三）有关单位接到人民法院协助执行通知书后，拒不协助扣留被执行人的收入、办理有关财产权证照转移手续、转交有关票证、证照或者其他财产的；

（四）其他拒绝协助执行的。

人民法院对有前款规定的行为之一的单位，可以对其主要负责人或者直接责任人员予以罚款；还可以向监察机关或者有关机关提出予以纪律处分的司法建议。

第一百零四条　对个人的罚款金额，为人民币一千元以下。对单位的罚款金额，为人民币一千元以上三万元以下。

拘留的期限，为十五日以下。

被拘留的人，由人民法院交公安机关看管。在拘留期间，被拘留人承认并改正错误的，人民法院可以决定提前解除拘留。

第一百零五条　拘传、罚款、拘留必须经院长批准。

拘传应当发拘传票。

罚款、拘留应当用决定书。对决定不服的，可以向上一级人民法院申请复议一次。复议期间不停止执行。

第一百零六条　采取对妨害民事诉讼的强制措施必须由人民法院决定。任何单位和个人采取非法拘禁他人或者非法私自扣押他人财产追索债务的，应当依法追究刑事责任，或者予以拘留、罚款。

第十一章　诉讼费用

第一百零七条　当事人进行民事诉讼，应当按照规定交纳案件受理费。财产案件除交纳案件受理费外，并按照规定交纳其他诉讼费用。

当事人交纳诉讼费用确有困难的，可以按照规定向人民法院申请缓交、减交或

者免交。

收取诉讼费用的办法另行制定。

第二编　审判程序

第十二章　第一审普通程序

第一节　起诉和受理

第一百零八条　起诉必须符合下列条件：

（一）原告是与本案有直接利害关系的公民、法人和其他组织；

（二）有明确的被告；

（三）有具体的诉讼请求和事实、理由；

（四）属于人民法院受理民事诉讼的范围和受诉人民法院管辖。

第一百零九条　起诉应当向人民法院递交起诉状，并按照被告人数提出副本。

书写起诉状确有困难的，可以口头起诉，由人民法院记入笔录，并告知对方当事人。

第一百一十条　起诉状应当记明下列事项：

（一）当事人的姓名、性别、年龄、民族、职业、工作单位和住所，法人或者其他组织的名称、住所和法定代表人或者主要负责人的姓名、职务；

（二）诉讼请求和所根据的事实与理由；

（三）证据和证据来源，证人姓名和住所。

第一百一十一条　人民法院对符合本法第一百零八条的起诉，必须受理；对下列起诉，分别情形，予以处理：

（一）依照行政诉讼法的规定，属于行政诉讼受案范围的，告知原告提起行政诉讼；

（二）依照法律规定，双方当事人对合同纠纷自愿达成书面仲裁协议向仲裁机构申请仲裁、不得向人民法院起诉的，告知原告向仲裁机构申请仲裁；

（三）依照法律规定，应当由其他机关处理的争议，告知原告向有关机关申请解决；

（四）对不属于本院管辖的案件，告知原告向有管辖权的人民法院起诉；

（五）对判决、裁定已经发生法律效力的案件，当事人又起诉的，告知原告按照申诉处理，但人民法院准许撤诉的裁定除外；

（六）依照法律规定，在一定期限内不得起诉的案件，在不得起诉的期限内起诉的，不予受理；

（七）判决不准离婚和调解和好的离婚案件，判决、调解维持收养关系的案件，没有新情况、新理由，原告在六个月内又起诉的，不予受理。

第一百一十二条　人民法院收到起诉状或者口头起诉，经审查，认为符合起诉条件的，应当在七日内立案，并通知当事人；认为不符合起诉条件的，应当在七日内裁定不予受理；原告对裁定不服的，可以提起上诉。

第二节　审理前的准备

第一百一十三条　人民法院应当在立案之日起五日内将起诉状副本发送被告，被告在收到之日起十五日内提出答辩状。

被告提出答辩状的，人民法院应当在收到之日起五日内将答辩状副本发送原告。被告不提出答辩状的，不影响人民法院审理。

第一百一十四条　人民法院对决定受理的案件，应当在受理案件通知书和应诉通知书中向当事人告知有关的诉讼权利义务，或者口头告知。

第一百一十五条　合议庭组成人员确定后，应当在三日内告知当事人。

第一百一十六条　审判人员必须认真审核诉讼材料，调查收集必要的证据。

第一百一十七条　人民法院派出人员进行调查时，应当向被调查人出示证件。

调查笔录经被调查人校阅后，由被调查人、调查人签名或者盖章。

第一百一十八条　人民法院在必要时可以委托外地人民法院调查。

委托调查，必须提出明确的项目和要求。受委托人民法院可以主动补充调查。

受委托人民法院收到委托书后，应当在三十日内完成调查。因故不能完成的，应当在上述期限内函告委托人民法院。

第一百一十九条　必须共同进行诉讼的当事人没有参加诉讼的，人民法院应当通知其参加诉讼。

第三节　开庭审理

第一百二十条　人民法院审理民事案件，除涉及国家秘密、个人隐私或者法律另有规定的以外，应当公开进行。

离婚案件，涉及商业秘密的案件，当事人申请不公开审理的，可以不公开审理。

第一百二十一条　人民法院审理民事案件，根据需要进行巡回审理，就地办案。

第一百二十二条　人民法院审理民事案件，应当在开庭三日前通知当事人和其他诉讼参与人。公开审理的，应当公告当事人姓名、案由和开庭的时间、地点。

第一百二十三条　开庭审理前，书记员应当查明当事人和其他诉讼参与人是否到庭，宣布法庭纪律。

开庭审理时，由审判长核对当事人，宣布案由，宣布审判人员、书记员名单，告知当事人有关的诉讼权利义务，询问当事人是否提出回避申请。

第一百二十四条　法庭调查按照下列顺序进行：

（一）当事人陈述；

（二）告知证人的权利义务，证人作证，宣读未到庭的证人证言；

（三）出示书证、物证和视听资料；

（四）宣读鉴定结论；

（五）宣读勘验笔录。

第一百二十五条　当事人在法庭上可以提出新的证据。

当事人经法庭许可，可以向证人、鉴定人、勘验人发问。

当事人要求重新进行调查、鉴定或者勘验的，是否准许，由人民法院决定。

第一百二十六条　原告增加诉讼请求，被告提出反诉，第三人提出与本案有关的诉讼请求，可以合并审理。

第一百二十七条　法庭辩论按照下列顺序进行：

（一）原告及其诉讼代理人发言；

（二）被告及其诉讼代理人答辩；

（三）第三人及其诉讼代理人发言或者答辩；

（四）互相辩论。

法庭辩论终结，由审判长按照原告、被告、第三人的先后顺序征询各方最后意见。

第一百二十八条　法庭辩论终结，应当依法作出判决。判决前能够调解的，还可以进行调解，调解不成的，应当及时判决。

第一百二十九条　原告经传票传唤，无正当理由拒不到庭的，或者未经法庭许可中途退庭的，可以按撤诉处理；被告反诉的，可以缺席判决。

第一百三十条　被告经传票传唤，无正当理由拒不到庭的，或者未经法庭许可中途退庭的，可以缺席判决。

第一百三十一条　宣判前，原告申请撤诉的，是否准许，由人民法院裁定。

人民法院裁定不准许撤诉的，原告经传票传唤，无正当理由拒不到庭的，可以缺席判决。

第一百三十二条　有下列情形之一的，可以延期开庭审理：

（一）必须到庭的当事人和其他诉讼参与人有正当理由没有到庭的；

（二）当事人临时提出回避申请的；

（三）需要通知新的证人到庭，调取新的证据，重新鉴定、勘验，或者需要补充调查的；

（四）其他应当延期的情形。

第一百三十三条　书记员应当将法庭审理的全部活动记入笔录，由审判人员和书记员签名。

法庭笔录应当当庭宣读，也可以告知当事人和其他诉讼参与人当庭或者在五日内阅读。当事人和其他诉讼参与人认为对自己的陈述记录有遗漏或者差错的，有权申请补正。如果不予补正，应当将申请记录在案。

法庭笔录由当事人和其他诉讼参与人签名或者盖章。拒绝签名盖章的，记明情况附卷。

第一百三十四条　人民法院对公开审理或者不公开审理的案件，一律公开宣告判决。

当庭宣判的，应当在十日内发送判决书；定期宣判的，宣判后立即发给判决书。

宣告判决时，必须告知当事人上诉权利、上诉期限和上诉的法院。

宣告离婚判决，必须告知当事人在判决发生法律效力前不得另行结婚。

第一百三十五条　人民法院适用普通程序审理的案件，应当在立案之日起六个月内审结。有特殊情况需要延长的，由本院院长批准，可以延长六个月；还需要延长的，报请上级人民法院批准。

第四节　诉讼中止和终结

第一百三十六条　有下列情形之一的，中止诉讼：

（一）一方当事人死亡，需要等待继承人表明是否参加诉讼的；

（二）一方当事人丧失诉讼行为能力，尚未确定法定代理人的；

（三）作为一方当事人的法人或者其他组织终止，尚未确定权利义务承受人的；

（四）一方当事人因不可抗拒的事由，不能参加诉讼的；

（五）本案必须以另一案的审理结果为依据，而另一案尚未审结的；

（六）其他应当中止诉讼的情形。

中止诉讼的原因消除后，恢复诉讼。

第一百三十七条　有下列情形之一的，终结诉讼：

（一）原告死亡，没有继承人，或者继承人放弃诉讼权利的；

（二）被告死亡，没有遗产，也没有应当承担义务的人的；

（三）离婚案件一方当事人死亡的；

（四）追索赡养费、扶养费、抚育费以及解除收养关系案件的一方当事人死亡的。

第五节　判决和裁定

第一百三十八条　判决书应当写明：

（一）案由、诉讼请求、争议的事实和理由；

（二）判决认定的事实、理由和适用的法律依据；

（三）判决结果和诉讼费用的负担；

（四）上诉期间和上诉的法院。

判决书由审判人员、书记员署名，加盖人民法院印章。

第一百三十九条　人民法院审理案件，其中一部分事实已经清楚，可以就该部分先行判决。

第一百四十条　裁定适用于下列范围：

（一）不予受理；

（二）对管辖权有异议的；

（三）驳回起诉；

（四）财产保全和先予执行；

（五）准许或者不准许撤诉；

（六）中止或者终结诉讼；

（七）补正判决书中的笔误；

（八）中止或者终结执行；

（九）不予执行仲裁裁决；

（十）不予执行公证机关赋予强制执行效力的债权文书；

（十一）其他需要裁定解决的事项。

对前款第（一）、（二）、（三）项裁定，可以上诉。

裁定书由审判人员、书记员署名，加盖人民法院印章。口头裁定的，记入笔录。

第一百四十一条　最高人民法院的判决、裁定，以及依法不准上诉或者超过上诉期没有上诉的判决、裁定，是发生法律效力的判决、裁定。

第十三章　简易程序

第一百四十二条　基层人民法院和它派出的法庭审理事实清楚、权利义务关系明确、争议不大的简单的民事案件，适用本章规定。

第一百四十三条　对简单的民事案件，原告可以口头起诉。

当事人双方可以同时到基层人民法院或者它派出的法庭，请求解决纠纷。基层人民法院或者它派出的法庭可以当即审理，也可以另定日期审理。

第一百四十四条　基层人民法院和它派出的法庭审理简单的民事案件，可以用简便方式随时传唤当事人、证人。

第一百四十五条　简单的民事案件由审判员一人独任审理，并不受本法第一百二十二条、第一百二十四条、第一百二十七条规定的限制。

第一百四十六条　人民法院适用简易程序审理案件，应当在立案之日起三个月内审结。

第十四章　第二审程序

第一百四十七条　当事人不服地方人民法院第一审判决的，有权在判决书送达之日起十五日内向上一级人民法院提起上诉。

当事人不服地方人民法院第一审裁定的，有权在裁定书送达之日起十日内向上一级人民法院提起上诉。

第一百四十八条　上诉应当递交上诉状。上诉状的内容，应当包括当事人的姓名，法人的名称及其法定代表人的姓名或者其他组织的名称及其主要负责人的姓名；原审人民法院名称、案件的编号和案由；上诉的请求和理由。

第一百四十九条　上诉状应当通过原审人民法院提出，并按照对方当事人或者代表人的人数提出副本。

当事人直接向第二审人民法院上诉的，第二审人民法院应当在五日内将上诉状移交原审人民法院。

第一百五十条　原审人民法院收到上诉状，应当在五日内将上诉状副本送达对方当事人，对方当事人在收到之日起十五日内提出答辩状。人民法院应当在收到答辩状之日起五日内将副本送达上诉人。对方当事人不提出答辩状的，不影响人民法院审理。

原审人民法院收到上诉状、答辩状，应当在五日内连同全部案卷和证据，报送第二审人民法院。

第一百五十一条　第二审人民法院应当对上诉请求的有关事实和适用法律进行审查。

第一百五十二条　第二审人民法院对上诉案件，应当组成合议庭，开庭审理。经过阅卷和调查，询问当事人，在事实核对清楚后，合议庭认为不需要开庭审理的，也可以径行判决、裁定。

第二审人民法院审理上诉案件，可以在本院进行，也可以到案件发生地或者原审人民法院所在地进行。

第一百五十三条　第二审人民法院对上诉案件，经过审理，按照下列情形，分别处理：

（一）原判决认定事实清楚，适用法律正确的，判决驳回上诉，维持原判决；

（二）原判决适用法律错误的，依法改判；

（三）原判决认定事实错误，或者原判决认定事实不清，证据不足，裁定撤销原判决，发回原审人民法院重审，或者查清事实后改判；

（四）原判决违反法定程序，可能影响案件正确判决的，裁定撤销原判决，发回原审人民法院重审。

当事人对重审案件的判决、裁定，可以上诉。

第一百五十四条　第二审人民法院对不服第一审人民法院裁定的上诉案件的处理，一律使用裁定。

第一百五十五条　第二审人民法院审理上诉案件，可以进行调解。调解达成协议，应当制作调解书，由审判人员、书记员署名，加盖人民法院印章。调解书送达后，原审人民法院的判决即视为撤销。

第一百五十六条　第二审人民法院判决宣告前，上诉人申请撤回上诉的，是否准许，由第二审人民法院裁定。

第一百五十七条　第二审人民法院审理上诉案件，除依照本章规定外，适用第一审普通程序。

第一百五十八条　第二审人民法院的判决、裁定，是终审的判决、裁定。

第一百五十九条　人民法院审理对判决的上诉案件，应当在第二审立案之日起三个月内审结。有特殊情况需要延长的，由本院院长批准。

人民法院审理对裁定的上诉案件，应当在第二审立案之日起三十日内作出终审裁定。

第十五章　特别程序

第一节　一般规定

第一百六十条　人民法院审理选民资格案件、宣告失踪或者宣告死亡案件、认定公民无民事行为能力或者限制民事行为能力案件和认定财产无主案件，适用本章规定。本章没有规定的，适用本法和其他法律的有关规定。

第一百六十一条　依照本章程序审理的案件，实行一审终审。选民资格案件或者重大、疑难的案件，由审判员组成合议庭审理；其他案件由审判员一人独任审理。

第一百六十二条　人民法院在依照本章程序审理案件的过程中，发现本案属于民事权益争议的，应当裁定终结特别程序，并告知利害关系人可以另行起诉。

第一百六十三条　人民法院适用特别程序审理的案件，应当在立案之日起三十日内或者公告期满后三十日内审结。有特殊情况需要延长的，由本院院长批准。但审理选民资格的案件除外。

第二节　选民资格案件

第一百六十四条　公民不服选举委员会对选民资格的申诉所作的处理决定，可以在选举日的五日以前向选区所在地基层人民法院起诉。

第一百六十五条　人民法院受理选民资格案件后，必须在选举日前审结。

审理时，起诉人、选举委员会的代表和有关公民必须参加。

人民法院的判决书，应当在选举日前送达选举委员会和起诉人，并通知有关公民。

第三节　宣告失踪、宣告死亡案件

第一百六十六条　公民下落不明满二年，利害关系人申请宣告其失踪的，向下落不明人住所地基层人民法院提出。

申请书应当写明失踪的事实、时间和请求，并附有公安机关或者其他有关机关关于该公民下落不明的书面证明。

第一百六十七条　公民下落不明满四年，或者因意外事故下落不明满二年，或者因意外事故下落不明，经有关机关证明该公民不可能生存，利害关系人申请宣告其死亡的，向下落不明人住所地基层人民法院提出。

申请书应当写明下落不明的事实、时间和请求，并附有公安机关或者其他有关机关关于该公民下落不明的书面证明。

第一百六十八条　人民法院受理宣告失踪、宣告死亡案件后，应当发出寻找下落不明人的公告。宣告失踪的公告期间为三个月，宣告死亡的公告期间为一年。因意外事故下落不明，经有关机关证明该公民不可能生存的，宣告死亡的公告期间为三个月。

公告期间届满，人民法院应当根据被宣告失踪、宣告死亡的事实是否得到确认，作出宣告失踪、宣告死亡的判决或者驳回申请的判决。

第一百六十九条　被宣告失踪、宣告死亡的公民重新出现，经本人或者利害关系人申请，人民法院应当作出新判决，撤销原判决。

第四节　认定公民无民事行为能力、限制民事行为能力案件

第一百七十条　申请认定公民无民事行为能力或者限制民事行为能力，由其近亲属或者其他利害关系人向该公民住所地基层人民法院提出。

申请书应当写明该公民无民事行为能力或者限制民事行为能力的事实和根据。

第一百七十一条　人民法院受理申请后，必要时应当对被请求认定为无民事行为能力或者限制民事行为能力的公民进行鉴定。申请人已提供鉴定结论的，应当对鉴定结论进行审查。

第一百七十二条　人民法院审理认定公民无民事行为能力或者限制民事行为能力的案件，应当由该公民的近亲属为代理人，但申请人除外。近亲属互相推诿的，由人民法院指定其中一人为代理人。该公民健康情况许可的，还应当询问本人的意见。

人民法院经审理认定申请有事实根据的，判决该公民为无民事行为能力或者限制民事行为能力人；认定申请没有事实根据的，应当判决予以驳回。

第一百七十三条　人民法院根据被认定为无民事行为能力人、限制民事行为能力人或者他的监护人的申请，证实该公民无民事行为能力或者限制民事行为能力的原因已经消除的，应当作出新判决，撤销原判决。

第五节　认定财产无主案件

第一百七十四条　申请认定财产无主，由公民、法人或者其他组织向财产所在地基层人民法院提出。

申请书应当写明财产的种类、数量以及要求认定财产无主的根据。

第一百七十五条　人民法院受理申请后，经审查核实，应当发出财产认领公告。公告满一年无人认领的，判决认定财产无主，收归国家或者集体所有。

第一百七十六条　判决认定财产无主后，原财产所有人或者继承人出现，在民法通则规定的诉讼时效期间可以对财产提出请求，人民法院审查属实后，应当作出新判决，撤销原判决。

第十六章　审判监督程序

第一百七十七条　各级人民法院院长对本院已经发生法律效力的判决、裁定，发现确有错误，认为需要再审的，应当提交审判委员会讨论决定。

最高人民法院对地方各级人民法院已经发生法律效力的判决、裁定，上级人民法院对下级人民法院已经发生法律效力的判决、裁定，发现确有错误的，有权提审或者指令下级人民法院再审。

第一百七十八条　当事人对已经发生法律效力的判决、裁定，认为有错误的，可以向原审人民法院或者上一级人民法院申请再审，但不停止判决、裁定的执行。

第一百七十九条　当事人的申请符合下列情形之一的，人民法院应当再审：

（一）有新的证据，足以推翻原判决、裁定的；

（二）原判决、裁定认定事实的主要证据不足的；

（三）原判决、裁定适用法律确有错误的；

（四）人民法院违反法定程序，可能影响案件正确判决、裁定的；

（五）审判人员在审理该案件时有贪污受贿，徇私舞弊，枉法裁判行为的。

人民法院对不符合前款规定的申请，予以驳回。

第一百八十条　当事人对已经发生法律效力的调解书，提出证据证明调解违反自愿原则或者调解协议的内容违反法律的，可以申请再审。经人民法院审查属实的，应当再审。

第一百八十一条　当事人对已经发生法律效力的解除婚姻关系的判决，不得申

请再审。

第一百八十二条　当事人申请再审，应当在判决、裁定发生法律效力后二年内提出。

第一百八十三条　按照审判监督程序决定再审的案件，裁定中止原判决的执行。裁定由院长署名，加盖人民法院印章。

第一百八十四条　人民法院按照审判监督程序再审的案件，发生法律效力的判决、裁定是由第一审法院作出的，按照第一审程序审理，所作的判决、裁定，当事人可以上诉；发生法律效力的判决、裁定是由第二审法院作出的，按照第二审程序审理，所作的判决、裁定，是发生法律效力的判决、裁定；上级人民法院按照审判监督程序提审的，按照第二审程序审理，所作的判决、裁定是发生法律效力的判决、裁定。

人民法院审理再审案件，应当另行组成合议庭。

第一百八十五条　最高人民检察院对各级人民法院已经发生法律效力的判决、裁定，上级人民检察院对下级人民法院已经发生法律效力的判决、裁定，发现有下列情形之一的，应当按照审判监督程序提出抗诉：

（一）原判决、裁定认定事实的主要证据不足的；

（二）原判决、裁定适用法律确有错误的；

（三）人民法院违反法定程序，可能影响案件正确判决、裁定的；

（四）审判人员在审理该案件时有贪污受贿，徇私舞弊，枉法裁判行为的。

地方各级人民检察院对同级人民法院已经发生法律效力的判决、裁定，发现有前款规定情形之一的，应当提请上级人民检察院按照审判监督程序提出抗诉。

第一百八十六条　人民检察院提出抗诉的案件，人民法院应当再审。

第一百八十七条　人民检察院决定对人民法院的判决、裁定提出抗诉的，应当制作抗诉书。

第一百八十八条　人民检察院提出抗诉的案件，人民法院再审时，应当通知人民检察院派员出席法庭。

第十七章　督促程序

第一百八十九条　债权人请求债务人给付金钱、有价证券，符合下列条件的，可以向有管辖权的基层人民法院申请支付令：

（一）债权人与债务人没有其他债务纠纷的；

（二）支付令能够送达债务人的。

申请书应当写明请求给付金钱或者有价证券的数量和所根据的事实、证据。

第一百九十条　债权人提出申请后，人民法院应当在五日内通知债权人是否受理。

第一百九十一条　人民法院受理申请后，经审查债权人提供的事实、证据，对债权债务关系明确、合法的，应当在受理之日起十五日内向债务人发出支付令；申请不成立的，裁定予以驳回。

债务人应当自收到支付令之日起十五日内清偿债务，或者向人民法院提出书面异议。

债务人在前款规定的期间不提出异议又不履行支付令的，债权人可以向人民法院申请执行。

第一百九十二条　人民法院收到债务人提出的书面异议后，应当裁定终结督促程序，支付令自行失效，债权人可以起诉。

第十八章　公示催告程序

第一百九十三条　按照规定可以背书转让的票据持有人，因票据被盗、遗失或者灭失，可以向票据支付地的基层人民法院申请公示催告。依照法律规定可以申请公示催告的其他事项，适用本章规定。

申请人应当向人民法院递交申请书，写明票面金额、发票人、持票人、背书人等票据主要内容和申请的理由、事实。

第一百九十四条　人民法院决定受理申请，应当同时通知支付人停止支付，并在三日内发生公告，催促利害关系人申报权利。公示催告的期间，由人民法院根据情况决定，但不得少于六十日。

第一百九十五条　支付人收到人民法院停止支付的通知，应当停止支付，至公示催告程序终结。

公示催告期间，转让票据权利的行为无效。

第一百九十六条　利害关系人应当在公示催告期间向人民法院申报。

人民法院收到利害关系人的申报后，应当裁定终结公示催告程序，并通知申请人和支付人。

申请人或者申报人可以向人民法院起诉。

第一百九十七条　没有人申报的，人民法院应当根据申请人的申请，作出判决，宣告票据无效。判决应当公告，并通知支付人。自判决公告之日起，申请人有权向支付人请求支付。

第一百九十八条　利害关系人因正当理由不能在判决前向人民法院申报的，自知道或者应当知道判决公告之日起一年内，可以向作出判决的人民法院起诉。

第十九章　企业法人破产还债程序

第一百九十九条　企业法人因严重亏损，无力清偿到期债务，债权人可以向人民法院申请宣告债务人破产还债，债务人也可以向人民法院申请宣告破产还债。

第二百条　人民法院裁定宣告进入破产还债程序后，应当在十日内通知债务人和已知的债权人，并发出公告。

债权人应当在收到通知后三十日内，未收到通知的债权人应当自公告之日起三个月内，向人民法院申报债权。逾期未申报债权的，视为放弃债权。

债权人可以组成债权人会议，讨论通过破产财产的处理和分配方案或者和解协议。

第二百零一条　人民法院可以组织有关机关和有关人员成立清算组织。清算组织负责破产财产的保管、清理、估价、处理和分配。清算组织可以依法进行必要的民事活动。

清算组织对人民法院负责并报告工作。

第二百零二条　企业法人与债权人会议达成和解协议的，经人民法院认可后，由人民法院发布公告，中止破产还债程序。和解协议自公告之日起具有法律效力。

第二百零三条　已作为银行贷款等债权的抵押物或者其他担保物的财产，银行和其他债权人享有就该抵押物或者其他担保物优先受偿的权利。抵押物或者其他担保物的价款超过其所担保的债务数额的，超过部分属于破产还债的财产。

第二百零四条　破产财产优先拨付破产费用后，按照下列顺序清偿：

（一）破产企业所欠职工工资和劳动保险费用；

（二）破产企业所欠税款；

（三）破产债权。

破产财产不足清偿同一顺序的清偿要求的，按照比例分配。

第二百零五条　企业法人破产还债，由该企业法人住所地的人民法院管辖。

第二百零六条　全民所有制企业的破产还债程序适用中华人民共和国企业破产法的规定。

不是法人的企业、个体工商户、农村承包经营户、个人合伙，不适用本章规定。

第三编　执行程序

第二十章　一般程序

第二百零七条　发生法律效力的民事判决、裁定，以及刑事判决、裁定中的财产部分，由第一审人民法院执行。

法律规定由人民法院执行的其他法律文书，由被执行人住所地或者被执行的财产所在地人民法院执行。

第二百零八条　执行过程中，案外人对执行标的提出异议的，执行员应当按照法定程序进行审查。理由不成立的，予以驳回；理由成立的，由院长批准中止执行。如果发现判决、裁定确有错误，按照审判监督程序处理。

第二百零九条　执行工作由执行员进行。

采取强制执行措施时，执行员应当出示证件。执行完毕后，应当将执行情况制作笔录，由在场的有关人员签名或者盖章。

基层人民法院、中级人民法院根据需要，可以设立执行机构。执行机构的职责由最高人民法院规定。

第二百一十条　被执行人或者被执行的财产在外地的，可以委托当地人民法院代为执行。受委托人民法院收到委托函件后，必须在十五日内开始执行，不得拒绝。执行完毕后，应当将执行结果及时函复委托人民法院；在三十日内如果还未执行完毕，也应当将执行情况函告委托人民法院。

受委托人民法院自收到委托函件之日起十五日内不执行的，委托人民法院可以请求受委托人民法院的上级人民法院指令受委托人民法院执行。

第二百一十一条　在执行中，双方当事人自行和解达成协议的，执行员应当将协议内容记入笔录，由双方当事人签名或者盖章。

一方当事人不履行和解协议的，人民法院可以根据对方当事人的申请，恢复对原生效法律文书的执行。

第二百一十二条　在执行中，被执行人向人民法院提供担保，并经申请执行人同意的，人民法院可以决定暂缓执行及暂缓执行的期限。被执行人逾期仍不履行的，人民法院有权执行被执行人的担保财产或者担保人的财产。

第二百一十三条　作为被执行人的公民死亡的，以其遗产偿还债务。作为被执行人的法人或者其他组织终止的，由其权利义务承受人履行义务。

第二百一十四条　执行完毕后，据以执行的判决、裁定和其他法律文书确有错误，被人民法院撤销的，对已被执行的财产，人民法院应当作出裁定，责令取得财产的人返还；拒不返还的，强制执行。

第二百一十五条　人民法院制作的调解书的执行，适用本编的规定。

第二十一章　执行的申请和移送

第二百一十六条　发生法律效力的民事判决、裁定，当事人必须履行。一方拒绝履行的，对方当事人可以向人民法院申请执行，也可以由审判员移送执行员执行。

调解书和其他应当由人民法院执行的法律文书，当事人必须履行。一方拒绝履行的，对方当事人可以向人民法院申请执行。

第二百一十七条　对依法设立的仲裁机构的裁决，一方当事人不履行的，对方当事人可以向有管辖权的人民法院申请执行。受申请的人民法院应当执行。

被申请人提出证据证明仲裁裁决有下列情形之一的，经人民法院组成合议庭审查核实，裁定不予执行：

（一）当事人在合同中没有订有仲裁条款或者事后没有达成书面仲裁协议的；

（二）裁决的事项不属于仲裁协议的范围或者仲裁机构无权仲裁的；

（三）仲裁庭的组成或者仲裁的程序违反法定程序的；

（四）认定事实的主要证据不足的；

（五）适用法律确有错误的；

（六）仲裁员在仲裁该案时有贪污受贿，徇私舞弊，枉法裁决行为的。

人民法院认定执行该裁决违背社会公共利益的，裁定不予执行。

裁定书应当送达双方当事人和仲裁机构。

仲裁裁决被人民法院裁定不予执行的，当事人可以根据双方达成的书面仲裁协议重新申请仲裁，也可以向人民法院起诉。

第二百一十八条　对公证机关依法赋予强制执行效力的债权文书，一方当事人不履行的，对方当事人可以向有管辖权的人民法院申请执行，受申请的人民法院应当执行。

公证债权文书确有错误的，人民法院裁定不予执行，并将裁定书送达双方当事人和公证机关。

第二百一十九条　申请执行的期限，双方或者一方当事人是公民的为一年，双方是法人或者其他组织的为六个月。

前款规定的期限，从法律文书规定履行期间的最后一日起计算；法律文书规定

分期履行的，从规定的每次履行期间的最后一日起计算。

第二百二十条　执行员接到申请执行书或者移交执行书，应当向被执行人发出执行通知，责令其在指定的期间履行，逾期不履行的，强制执行。

第二十二章　执行措施

第二百二十一条　被执行人未按执行通知履行法律文书确定的义务，人民法院有权向银行、信用合作社和其他有储蓄业务的单位查询被执行人的存款情况，有权冻结、划拨被执行人的存款，但查询、冻结、划拨存款不得超出被执行人应当履行义务的范围。

人民法院决定冻结、划拨存款，应当作出裁定，并发出协助执行通知书，银行、信用合作社和其他有储蓄业务的单位必须办理。

第二百二十二条　被执行人未按执行通知履行法律文书确定的义务，人民法院有权扣留、提取被执行人应当履行义务部分的收入。但应当保留被执行人及其所扶养家属的生活必需费用。

人民法院扣留、提取收入时，应当作出裁定，并发出协助执行通知书，被执行人所在单位、银行、信用合作社和其他有储蓄业务的单位必须办理。

第二百二十三条　被执行人未按执行通知履行法律文书确定的义务，人民法院有权查封、扣押、冻结、拍卖、变卖被执行人应当履行义务部分的财产。但应当保留被执行人及其所扶养家属的生活必需品。

采取前款措施，人民法院应当作出裁定。

第二百二十四条　人民法院查封、扣押财产时，被执行人是公民的，应当通知被执行人或者他的成年家属到场；被执行人是法人或者其他组织的，应当通知其法定代表人或者主要负责人到场。拒不到场的，不影响执行。被执行人是公民的，其工作单位或者财产所在地的基层组织应当派人参加。

对被查封、扣押的财产，执行员必须造具清单，由在场人签名或者盖章后，交被执行人一份。被执行人是公民的，也可以交他的成年家属一份。

第二百二十五条　被查封的财产，执行员可以指定被执行人负责保管。因被执行人的过错造成的损失，由被执行人承担。

第二百二十六条　财产被查封、扣押后，执行员应当责令被执行人在指定期间履行法律文书确定的义务。被执行人逾期不履行的，人民法院可以按照规定交有关单位拍卖或者变卖被查封、扣押的财产。国家禁止自由买卖的物品，交有关单位按照国家规定的价格收购。

第二百二十七条　被执行人不履行法律文书确定的义务，并隐匿财产的，人民法院有权发出搜查令，对被执行人及其住所或者财产隐匿地进行搜查。

采取前款措施，由院长签发搜查令。

第二百二十八条　法律文书指定交付的财物或者票证，由执行员传唤双方当事人当面交付，或者由执行员转交，并由被交付人签收。

有关单位持有该项财物或者票证的，应当根据人民法院的协助执行通知书转交，并由被交付人签收。

有关公民持有该项财物或者票证的，人民法院通知其交出。拒不交出的，强制

执行。

第二百二十九条　强制迁出房屋或者强制退出土地，由院长签发公告，责令被执行人在指定期间履行。被执行人逾期不履行的，由执行员强制执行。

强制执行时，被执行人是公民的，应当通知被执行人或者他的成年家属到场；被执行人是法人或者其他组织的，应当通知其法定代表人或者主要负责人到场。拒不到场的，不影响执行。被执行人是公民的，其工作单位或者房屋、土地所在地的基层组织应当派人参加。执行员应当将强制执行情况记入笔录，由在场人签名或者盖章。

强制迁出房屋被搬出的财物，由人民法院派人运至指定处所，交给被执行人。被执行人是公民的，也可以交给他的成年家属。因拒绝接收而造成的损失，由被执行人承担。

第二百三十条　在执行中，需要办理有关财产权证照转移手续的，人民法院可以向有关单位发出协助执行通知书，有关单位必须办理。

第二百三十一条　对判决、裁定和其他法律文书指定的行为，被执行人未按执行通知履行的，人民法院可以强制执行或者委托有关单位或者其他人完成，费用由被执行人承担。

第二百三十二条　被执行人未按判决、裁定和其他法律文书指定的期间履行给付金钱义务的，应当加倍支付迟延履行期间的债务利息。被执行人未按判决、裁定和其他法律文书指定的期间履行其他义务的，应当支付迟延履行金。

第二百三十三条　人民法院采取本法第二百二十一条、第二百二十二条、第二百二十三条规定的执行措施后，被执行人仍不能偿还债务的，应当继续履行义务。债权人发现被执行人有其他财产的，可以随时请求人民法院执行。

第二十三章　执行中止和终结

第二百三十四条　有下列情形之一的，人民法院应当裁定中止执行：

（一）申请人表示可以延期执行的；

（二）案外人对执行标的提出确有理由的异议的；

（三）作为一方当事人的公民死亡，需要等待继承人继承权利或者承担义务的；

（四）作为一方当事人的法人或者其他组织终止，尚未确定权利义务承受人的；

（五）人民法院认为应当中止执行的其他情形。

中止的情形消失后，恢复执行。

第二百三十五条　有下列情形之一的，人民法院裁定终结执行：

（一）申请人撤销申请的；

（二）据以执行的法律文书被撤销的；

（三）作为被执行人的公民死亡，无遗产可供执行，又无义务承担人的；

（四）追索赡养费、扶养费、抚育费案件的权利人死亡的；

（五）作为被执行人的公民因生活困难无力偿还借款，无收入来源，又丧失劳动能力的；

（六）人民法院认为应当终结执行的其他情形。

第二百三十六条　中止和终结执行的裁定，送达当事人后立即生效。

第四编　涉外民事诉讼程序的特别规定

第二十四章　一般原则

第二百三十七条　在中华人民共和国领域内进行涉外民事诉讼，适用本编规定。本编没有规定的，适用本法其他有关规定。

第二百三十八条　中华人民共和国缔结或者参加的国际条约同本法有不同规定的，适用该国际条约的规定，但中华人民共和国声明保留的条款除外。

第二百三十九条　对享有外交特权与豁免的外国人、外国组织或者国际组织提起的民事诉讼，应当依照中华人民共和国有关法律和中华人民共和国缔结或者参加的国际条约的规定办理。

第二百四十条　人民法院审理涉外民事案件，应当使用中华人民共和国通用的语言、文字。当事人要求提供翻译的，可以提供，费用由当事人承担。

第二百四十一条　外国人、无国籍人、外国企业和组织在人民法院起诉、应诉，需要委托律师代理诉讼的，必须委托中华人民共和国的律师。

第二百四十二条　在中华人民共和国领域内没有住所的外国人、无国籍人、外国企业和组织委托中华人民共和国律师或者其他人代理诉讼，从中华人民共和国领域外寄交或者托交的授权委托书，应当经所在国公证机关证明，并经中华人民共和国驻该国使领馆认证，或者履行中华人民共和国与该所在国订立的有关条约中规定的证明手续后，才具有效力。

第二十五章　管辖

第二百四十三条　因合同纠纷或者其他财产权益纠纷，对在中华人民共和国领域内没有住所的被告提起的诉讼，如果合同在中华人民共和国领域内签订或者履行，或者诉讼标的物在中华人民共和国领域内，或者被告在中华人民共和国领域内有可供扣押的财产，或者被告在中华人民共和国领域内设有代表机构，可以由合同签订地、合同履行地、诉讼标的物所在地、可供扣押财产所在地、侵权行为地或者代表机构住所地人民法院管辖。

第二百四十四条　涉外合同或者涉外财产权益纠纷的当事人，可以用书面协议选择与争议有实际联系的地点的法院管辖。选择中华人民共和国人民法院管辖的，不得违反本法关于级别管辖和专属管辖的规定。

第二百四十五条　涉外民事诉讼的被告对人民法院管辖不提出异议，并应诉答辩的，视为承认该人民法院为有管辖权的法院。

第二百四十六条　因在中华人民共和国履行中外合资经营企业合同、中外合作经营企业合同、中外合作勘探开发自然资源合同发生纠纷提起的诉讼，由中华人民共和国人民法院管辖。

第二十六章　送达、期间

第二百四十七条　人民法院对在中华人民共和国领域内没有住所的当事人送达诉讼文书，可以采用下列方式：

（一）依照受送达人所在国与中华人民共和国缔结或者共同参加的国际条约中规定的方式送达；

（二）通过外交途径送达；

（三）对具有中华人民共和国国籍的受送达人，可以委托中华人民共和国驻受送达人所在国的使领馆代为送达；

（四）向受送达人委托的有权代其接受送达的诉讼代理人送达；

（五）向受送达人在中华人民共和国领域内设立的代表机构或者有权接受送达的分支机构、业务代办人送达；

（六）受送达人所在国的法律允许邮寄送达的，可以邮寄送达，自邮寄之日起满六个月，送达回证没有退回，但根据各种情况足以认定已经送达的，期间届满之日视为送达；

（七）不能用上述方式送达的，公告送达，自公告之日起满六个月，即视为送达。

第二百四十八条　被告在中华人民共和国领域内没有住所的，人民法院应当将起诉状副本送达被告，并通知被告在收到起诉状副本后三十日内提出答辩状。被告申请延期的，是否准许，由人民法院决定。

第二百四十九条　在中华人民共和国领域内没有住所的当事人，不服第一审人民法院判决、裁定的，有权在判决书、裁定书送达之日起三十日内提起上诉。被上诉人在收到上诉状副本后，应当在三十日内提出答辩状。当事人不能在法定期间提起上诉或者提出答辩状，申请延期的，是否准许，由人民法院决定。

第二百五十条　人民法院审理涉外民事案件的期间，不受本法第一百三十五条、第一百五十九条规定的限制。

第二十七章　财产保全

第二百五十一条　当事人依照本法第九十二条的规定可以向人民法院申请财产保全。

利害关系人依照本法第九十三条的规定可以在起诉前向人民法院申请财产保全。

第二百五十二条　人民法院裁定准许诉前财产保全后，申请人应当在三十日内提起诉讼。逾期不起诉的，人民法院应当解除财产保全。

第二百五十三条　人民法院裁定准许财产保全后，被申请人提供担保的，人民法院应当解除财产保全。

第二百五十四条　申请有错误的，申请人应当赔偿被申请人因财产保全所遭受的损失。

第二百五十五条　人民法院决定保全的财产需要监督的，应当通知有关单位负责监督，费用由被申请人承担。

第二百五十六条　人民法院解除保全的命令由执行员执行。

第二十八章　仲裁

第二百五十七条　涉外经济贸易、运输和海事中发生的纠纷，当事人在合同中订有仲裁条款或者事后达成书面仲裁协议，提交中华人民共和国涉外仲裁机构或者其他仲裁机构仲裁的，当事人不得向人民法院起诉。

当事人在合同中没有订有仲裁条款或者事后没有达成书面仲裁协议的，可以向人民法院起诉。

第二百五十八条　当事人申请采取财产保全的，中华人民共和国的涉外仲裁机构应当将当事人的申请，提交被申请人住所地或者财产所在地的中级人民法院裁定。

第二百五十九条　经中华人民共和国涉外仲裁机构裁决的，当事人不得向人民法院起诉。一方当事人不履行仲裁裁决的，对方当事人可以向被申请人住所地或者财产所在地的中级人民法院申请执行。

第二百六十条　对中华人民共和国涉外仲裁机构作出的裁决，被申请人提出证据证明仲裁裁决有下列情形之一的，经人民法院组成合议庭审查核实，裁定不予执行：

（一）当事人在合同中没有订有仲裁条款或者事后没有达成书面仲裁协议的；

（二）被申请人没有得到指定仲裁员或者进行仲裁程序的通知，或者由于其他不属于被申请人负责的原因未能陈述意见的；

（三）仲裁庭的组成或者仲裁的程序与仲裁规则不符的；

（四）裁决的事项不属于仲裁协议的范围或者仲裁机构无权仲裁的。

人民法院认定执行该裁决违背社会公共利益的，裁定不予执行。

第二百六十一条　仲裁裁决被人民法院裁定不予执行的，当事人可以根据双方达成的书面仲裁协议重新申请仲裁，也可以向人民法院起诉。

第二十九章　司法协助

第二百六十二条　根据中华人民共和国缔结或者参加的国际条约，或者按照互惠原则，人民法院和外国法院可以相互请求，代为送达文书、调查取证以及进行其他诉讼行为。

外国法院请求协助的事项有损于中华人民共和国的主权、安全或者社会公共利益的，人民法院不予执行。

第二百六十三条　请求和提供司法协助，应当依照中华人民共和国缔结或者参加的国际条约所规定的途径进行；没有条约关系的，通过外交途径进行。

外国驻中华人民共和国的使领馆可以向该国公民送达文书和调查取证，但不得违反中华人民共和国的法律，并不得采取强制措施。

除前款规定的情况外，未经中华人民共和国主管机关准许，任何外国机关或者个人不得在中华人民共和国领域内送达文书、调查取证。

第二百六十四条　外国法院请求人民法院提供司法协助的请求书及其所附文

件，应当附有中文译本或者国际条约规定的其他文字文本。

人民法院请求外国法院提供司法协助的请求书及其所附文件，应当附有该国文字译本或者国际条约规定的其他文字文本。

第二百六十五条　人民法院提供司法协助，依照中华人民共和国法律规定的程序进行。外国法院请求采用特殊方式的，也可以按照其请求的特殊方式进行，但请求采用的特殊方式不得违反中华人民共和国法律。

第二百六十六条　人民法院作出的发生法律效力的判决、裁定，如果被执行人或者其财产不在中华人民共和国领域内，当事人请求执行的，可以由当事人直接向有管辖权的外国法院申请承认和执行，也可以由人民法院依照中华人民共和国缔结或者参加的国际条约的规定，或者按照互惠原则，请求外国法院承认和执行。

中华人民共和国涉外仲裁机构作出的发生法律效力的仲裁裁决，当事人请求执行的，如果被执行人或者其财产不在中华人民共和国领域内，应当由当事人直接向有管辖权的外国法院申请承认和执行。

第二百六十七条　外国法院作出的发生法律效力的判决、裁定，需要中华人民共和国人民法院承认和执行的，可以由当事人直接向中华人民共和国有管辖权的中级人民法院申请承认和执行，也可以由外国法院依照该国与中华人民共和国缔结或者参加的国际条约的规定，或者按照互惠原则，请求人民法院承认和执行。

第二百六十八条　人民法院对申请或者请求承认和执行的外国法院作出的发生法律效力的判决、裁定，依照中华人民共和国缔结或者参加的国际条约，或者按照互惠原则进行审查后，认为不违反中华人民共和国法律的基本原则或者国家主权、安全、社会公共利益的，裁定承认其效力，需要执行的，发出执行令，依照本法的有关规定执行。违反中华人民共和国法律的基本原则或者国家主权、安全、社会公共利益的，不予承认和执行。

第二百六十九条　国外仲裁机构的裁决，需要中华人民共和国人民法院承认和执行的，应当由当事人直接向被执行人住所地或者其财产所在地的中级人民法院申请，人民法院应当依照中华人民共和国缔结或者参加的国际条约，或者按照互惠原则办理。

第二百七十条　本法自公布之日起施行，《中华人民共和国民事诉讼法（试行）》同时废止。

PRC, Civil Procedure Law


RECEIVED

(Adopted at the 4th Session of the 7th National People's Congress, promulgated on 9 April 1991 and effective as of the date of promulgation.)

Table of Contents

DIVISION ONE: GENERAL PROVISIONS

PART ONE: PURPOSE, SCOPE OF APPLICATION AND BASIC PRINCIPLES

PART TWO: JURISDICTION

Section One: Levels of Jurisdiction

Section Two: Territorial Jurisdiction

Section Three: Referral and Designation of Jurisdiction

PART THREE: ORGANIZATION OF TRIAL AND ADJUDICATION

PART FOUR: CHALLENGE AND WITHDRAWAL

PART FIVE: PARTICIPANTS IN AN ACTION

Section One: Parties

Section Two: Agents Ad Litem

PART SIX: EVIDENCE

PART SEVEN: TIME PERIODS AND SERVICE

Section One: Time Periods

Section Two: Service

PART EIGHT: MEDIATION

PART NINE: PRESERVATION OF PROPERTY AND PRELIMINARY EXECUTION

PART TEN: COMPULSORY MEASURES AGAINST OBSTRUCTION OF CIVIL ACTIONS

PART ELEVEN: COURT COSTS

DIVISION TWO: TRIAL PROCEDURE

PART TWELVE: ORDINARY PROCEDURE AT FIRST INSTANCE

Section One: Institution and Acceptance of Actions

Section Two: Pretrial Preparations

Section Three: Trial in Court

Section Four: Suspension and Conclusion of Actions

Section Five: Judgment and Rulings

PART THIRTEEN: SUMMARY PROCEDURE

PART FOURTEEN: PROCEDURE AT SECOND INSTANCE

PART FIFTEEN: SPECIAL PROCEDURE

Section One: General Provisions

Section Two: Cases Concerning Voter Qualifications

Section Three: Cases Concerning the Declaration of a Person as Missing or Dead

Section Four: Cases Concerning the Determination of a Citizen as Having No Capacity for Civil Acts or as Having Limited Capacity for Civil Acts

Section Five: Cases Concerning the Determination of Property as Ownerless

PART SIXTEEN: PROCEDURE FOR ADJUDICATION SUPERVISION

PART SEVENTEEN: PROCEDURE FOR THE RECOVERY OF DEBTS

PART EIGHTEEN: PROCEDURE FOR PUBLIC INVITATION TO ASSERT CLAIMS

PART NINETEEN: PROCEDURE FOR DEBT REPAYMENT BY BANKRUPT ENTERPRISES WITH THE STATUS OF A LEGAL PERSON

DIVISION THREE: EXECUTION PROCEDURES

PART TWENTY: GENERAL PROVISIONS

PART TWENTY-ONE: APPLICATION FOR AND REFERRAL OF EXECUTION

PART TWENTY-TWO: EXECUTION MEASURES

PART TWENTY-THREE: SUSPENSION AND TERMINATION OF EXECUTION

DIVISION FOUR: SPECIAL PROVISIONS FOR CIVIL ACTIONS INVOLVING FOREIGN PARTIES

PART TWENTY-FOUR: GENERAL PROVISIONS

PART TWENTY-FIVE: JURISDICTION

PART TWENTY-SIX: SERVICE AND TIME PERIODS

PART TWENTY-SEVEN: PRESERVATION OF PROPERTY

PART TWENTY-EIGHT: ARBITRATION

PART TWENTY-NINE: JUDICIAL ASSISTANCE

DIVISION ONE: GENERAL PROVISIONS

PART ONE: PURPOSE, SCOPE OF APPLICATION AND BASIC PRINCIPLES

Article 1: The *PRC, Civil Procedure Law* is formulated on the basis of the Constitution, in the light of the experiences and actual circumstances of China in adjudicating civil cases.

Article 2: The purpose of the *PRC, Civil Procedure Law* is to protect the exercise by the parties of their procedural rights, to ensure that the people's courts ascertain the facts, to distinguish right from wrong, to apply the law correctly, to try civil cases promptly, to affirm civil rights and obligations, to impose sanctions for civil offences, to protect the lawful rights and interests of the parties, to educate citizens to observe the law conscientiously, to maintain the social and economic order and to safeguard the smooth progress of socialist construction.

Article 3: The Law shall apply to civil actions heard by people's courts involving relationships concerning property and personal relationships between citizens, between legal persons or between other organizations, and among citizens, legal persons and other organizations.

Article 4: All those who are engaged in civil actions within the territory of the People's Republic of China must abide by this Law.

Article 5: Foreign nationals, stateless persons and foreign enterprises and organizations that institute or respond to proceedings in a people's court shall have the same procedural rights and obligations as citizens, legal persons and other organizations of the People's Republic of China.

If the courts of a foreign country impose restrictions on the civil procedural rights of citizens, legal persons and other organizations of the People's Republic of China, the people's courts of the People's Republic of China shall implement the principle of reciprocity regarding the civil procedural rights of citizens, enterprises and organizations of such foreign country.

Article 6: Jurisdiction over civil cases shall be exercised by the people's courts.

A people's court shall try civil cases independently in accordance with the law, and shall not be subject to interference by any administrative authority, social organization or individual.

Article 7: In trying civil cases, a people's court must take the facts as the basis and the law as the standard.

Article 8: The parties to a civil action shall have equal procedural rights. In trying civil cases, a people's court shall safeguard and facilitate the exercise by the parties of their procedural rights, and shall treat the parties equally in the application of law.

Article 9: In trying civil cases, a people's court shall carry out mediation in accordance with the principles of voluntary participation and lawfulness; if mediation fails, a judgment shall be made forthwith.

Article 10: In trying civil cases, a people's court shall, in accordance with the law, implement a system whereby trial is conducted publicly by collegiate bench, adjudication personnel may be challenged, and the judgment at second instance is final.

Article 11: Citizens of all ethnic groups shall have the right to use the spoken and written languages of their own ethnic groups during civil proceedings.

In areas inhabited by relatively large numbers of a minority ethnic group or by several minority ethnic groups, the people's courts shall conduct hearings and issue legal documents in the spoken and written languages commonly used by the local ethnic groups.

The people's courts shall provide interpretation and translation for those participants in an action who are not familiar with the spoken or written languages commonly used by the local ethnic groups.

Article 12: In the trial of civil cases by people's courts, the parties shall have the right to present an argument.

Article 13: The parties shall have the right, within the scope stipulated by the law, to decide matters concerning their own civil and procedural rights.

Article 14: The people's procuratorates shall have the right to exercise legal supervision over civil trials.

Article 15: If the rights and interests of the State, a collective or an individual are violated, government authorities, social organizations, enterprises and institutions may support the injured work unit or individual to institute proceedings in the people's court.

Article 16: People's mediation committees, under the guidance of the basic-level people's governments and the basic-level people's courts, shall be the organizations within the general population that mediate disputes among the people.

A people's mediation committee shall mediate in accordance with the provisions of law and on the basis of the principle of voluntary participation. The parties shall carry out the agreement reached upon mediation. If any party does not wish to enter into mediation, or if mediation has failed, or if any party repudiates the mediation agreement, an action may be instituted in the people's court.

If a people's mediation committee violates the law in mediating civil disputes, the people's court shall correct such violation.

Article 17: The people's congresses of the autonomous regions of the ethnic groups may formulate flexible or supplementary provisions in accordance with the principles of the Constitution and this Law, and in the light of the specific circumstances of local ethnic groups. Such provisions made by an autonomous region shall be submitted to the Standing Committee of the National People's Congress for approval. Provisions made by autonomous prefectures and autonomous counties shall be submitted to the standing committee of the people's congresses of the respective provinces or autonomous regions for approval, and shall be recorded with the Standing Committee of the National People's Congress.

PART TWO: JURISDICTION

Section One: Levels of Jurisdiction

Article 18: Except where otherwise stipulated in this Law, basic-level people's courts shall have jurisdiction as courts of first instance over all civil cases.

Article 19: Intermediate people's courts shall have jurisdiction as courts of first instance over the following types of civil cases:

1. major cases involving foreign parties;
2. cases with significant impact in the areas over which the courts exercise jurisdiction; and

3. cases determined by the Supreme People's Court to come under the jurisdiction of the intermediate people's courts.

Article 20: Higher people's courts shall have jurisdiction as courts of first instance over civil cases with significant impact in the areas over which they exercise jurisdiction.

Article 21: The Supreme People's Court shall have jurisdiction as the court of first instance over the following types of civil cases:

1. cases with significant impact on the whole country; and
2. cases that the Supreme People's Court deems it should try itself.

Section Two: Territorial Jurisdiction

Article 22: A civil action instituted against a citizen shall come under the jurisdiction of the people's court in the place where the defendant is domiciled; if the defendant's place of domicile is different from the place of his habitual residence, the people's court in the place of his habitual residence shall have jurisdiction.

A civil action instituted against a legal person or any other organization shall come under the jurisdiction of the people's court in the place where the defendant is domiciled.

If the places of domicile or habitual residence of several defendants in the same lawsuit come under the jurisdiction of two or more people's courts, all of those people's courts shall have jurisdiction.

Article 23: The following civil actions shall come under the jurisdiction of the people's court of the place where the plaintiff is domiciled; if the plaintiff's place of domicile is different from the place of his habitual residence, the people's court in the place of his habitual residence shall have jurisdiction:

1. actions concerning personal relationships instituted against persons not residing within the territory of the People's Republic of China;
2. actions concerning the personal relationships instituted against whose persons whereabouts are unknown or who have been declared missing;
3. actions instituted against persons who are undergoing rehabilitation through labour; and
4. actions instituted against persons who are imprisoned.

Article 24: An action involving a contractual dispute shall come under the jurisdiction of the people's court of the place where the defendant is domiciled or where the contract is performed.

Article 25: The parties to a contract may agree in the written contract to choose the people's court of the place where the defendant is domiciled, where the contract is performed, where the contract is signed, where the

plaintiff is domiciled or where the subject matter of the contract is located to be the competent court, provided that the provisions of this Law regarding the level of jurisdiction and exclusive jurisdiction shall not be violated.

Article 26: An action involving a dispute over an insurance contract shall come under the jurisdiction of the people's court of the place where the defendant is domiciled or where the insured object is located.

Article 27: An action involving a negotiable instrument shall come under the jurisdiction of the people's court of the place where payment on the instrument is made or where the defendant is domiciled.

Article 28: An action involving a dispute over a contract for railway, highway, water, or air transportation or combined transportation shall come under the jurisdiction of the people's court of the place of departure or place of destination or of the place where the defendant is domiciled.

Article 29: An action involving a tort shall come under the jurisdiction of the people's court of the place where the tort was committed or where the defendant is domiciled.

Article 30: An action involving a claim for damages arising from a railway, highway, water or aviation accident shall come under the jurisdiction of the people's court of the place where the accident took place, or where the vehicle or vessel first arrived, or where the aircraft first landed, or of the place where the defendant is domiciled.

Article 31: An action involving a claim for damages arising from a collision of vessels or other maritime accident shall come under the jurisdiction of the people's court of the place where the collision took place, or where the vessel collided with first docked, or where the vessel at fault was detained, or where the defendant is domiciled.

Article 32: An action involving maritime salvage expenses shall come under the jurisdiction of the people's court of the place of salvage or of the place where the salvaged ship first docked.

Article 33: An action involving general average shall come under the jurisdiction of the people's court of the place where the ship first docked, or where the general average was adjusted, or where the voyage ended.

Article 34: The following cases shall come under the exclusive jurisdiction of the people's courts specified in this Article:

1. an action involving a dispute over immovable property shall come under the jurisdiction of the people's court of the place where the immovable property is located;
2. an action involving a dispute arising from port operations shall come under the jurisdiction of the people's court of the place where the port is located; and
3. an action involving a dispute over an inheritance shall come under the jurisdiction of the people's court of the place of domicile of the

person whose property is inherited or where the major portion of the estate is located.

Article 35: When two or more people's courts have jurisdiction over an action, the plaintiff may institute his action in one of those people's courts; if the plaintiff institutes the action in two or more competent people's courts, the people's court that first puts the case on its trial docket shall have jurisdiction.

Section Three: Referral and Designation of Jurisdiction

Article 36: If a people's court discovers that a case it has accepted is not within its jurisdiction, it shall refer the case to the competent people's court, which shall accept the case. If a people's court to which a case is referred considers that the case does not come under its jurisdiction in accordance with regulations, it shall report to the people's court one level higher for designation of jurisdiction and shall not further refer the case on its own authority.

Article 37: If a competent people's court is unable to exercise jurisdiction due to special reasons, the people's court one level higher shall designate jurisdiction.

A dispute over jurisdiction between people's courts shall be resolved by the disputing courts through consultation. If the dispute cannot be resolved through consultation, it shall be submitted to the people's court that is the mutual superior people's court of the disputing courts for a decision concerning jurisdiction.

Article 38: If a party objects to the jurisdiction over a case after its acceptance by a people's court, the party shall raise the objection during the time limit for filing the statement of defence. The people's court shall examine such objection. If the objection is tenable, the people's court shall rule that the case be referred to the competent people's court; if the objection is untenable, it shall be overruled.

Article 39: People's courts at higher levels shall have the authority to try civil cases over which people's courts at lower levels have jurisdiction as courts of first instance; they may also assign civil cases over which they have jurisdiction as courts of first instance to people's courts at lower levels for trial. If a people's court at a lower level deems it necessary for a civil case of first instance under its jurisdiction to be tried by a people's court at a higher level, it may request that such people's court try the case.

PART THREE: ORGANIZATION OF TRIAL AND ADJUDICATION

Article 40: When trying a civil case of first instance, a people's court shall form a collegiate bench consisting of both judges and assessors[1] or of judges alone. A collegiate bench must have an odd number of members.

Civil cases to which summary procedure is applied shall be tried by a single judge.

When performing their duties as assessors, the assessors shall have the same powers and obligations as the judges.

Article 41: When trying a civil case at second instance, a people's court shall form a collegiate bench of judges. The collegiate bench must have an odd number of members.
When trying a case remanded for retrial, the people's court that originally tried the case shall form a new collegiate bench in accordance with the procedure at first instance.
If a case to be retried was originally tried at first instance, a new collegiate bench shall be formed in accordance with the procedure at first instance; if the case was originally tried at second instance or was removed to a people's court at a higher level for trial, a new collegiate bench shall be formed in accordance with the procedure at second instance.
Article 42: The court president or the division head shall designate a judge to serve as the presiding judge of the collegiate bench; if the court president or the division head participates in the trial and adjudication, he shall serve as the presiding judge.
Article 43: When deliberating over a case, a collegiate bench shall observe the principle by which the minority shall defer to the majority. The deliberations shall be recorded in writing, and the transcript shall be signed by the members of the collegiate bench. Dissenting opinions in the deliberations must be faithfully recorded in the transcript.
Article 44: Adjudication personnel shall handle cases impartially and in accordance with the law.
Adjudication personnel may not accept invitations to meals or gifts from the parties or their agents *ad litem.*
If any adjudication personnel commits embezzlement, accepts bribes, practises graft or makes a judgment that perverts the law, their legal liability shall be investigated; if a criminal offence is constituted, such personnel shall be prosecuted in accordance with the law.

PART FOUR: CHALLENGE AND WITHDRAWAL

Article 45: In any one of the following circumstances, a member of the adjudication personnel must withdraw, and a party shall also have the right to challenge him orally or in writing:

1. he is a party or a close relative of a party or a close relative of an agent *ad litem*;
2. he has an interest in the case; or
3. he has some other relationship with a party that may influence the impartial handling of the case.

The provisions of the preceding paragraph shall also apply to clerks, interpreters, expert witnesses and inspectors.
Article 46: When challenging a member of the adjudication personnel, a party shall explain the reasons and shall raise the challenge at the beginning of the trial; if the reason for challenge becomes known after the trial has commenced, the challenge may also be raised prior to the conclusion of the court debate.

Pending a decision on withdrawal by the people's court, challenged personnel shall temporarily suspend their participation in the work for the case, except where the circumstances of the case require emergency measures.
Article 47: The challenge or withdrawal of a court president serving as presiding judge shall be decided on by the judicial committee. The challenge or withdrawal of adjudication personnel shall be decided on by the court president. The challenge or withdrawal of other personnel shall be decided on by the presiding judge.
Article 48: The decision by a people's court on a challenge raised by a party shall be made orally or in writing within three days after the challenge was raised. If the applicant disagrees with the decision, he may apply once for review upon receipt of the decision. During the period of review, the challenged personnel shall not suspend their participation in the work for the case. The decision by a people's court on an application for review shall be made within three days and the applicant shall be notified of the decision.

PART FIVE: PARTICIPANTS IN AN ACTION

Section One: Parties

Article 49: Any citizen, legal person or other organization may be a party to a civil action.
Legal persons shall be represented in litigation by their legal representatives. Other organizations shall be represented in litigation by the head of such an organization.
Article 50: Parties shall have the right to appoint agents, to challenge adjudication personnel, to collect and present evidence, to engage in debates, to request mediation, to file appeals and to apply for execution.
Parties may have access to the materials relating to the case, and may copy the materials and legal documents relating to the case. The scope of materials relating to the case that may be accessed and copied, and the methods of granting access and copying, shall be determined by the Supreme People's Court.
Parties must exercise their procedural rights in accordance with the law, observe litigation procedure, and perform the terms of written judgments, rulings or mediation statements that have become legally effective.
Article 51: The two parties may reach a settlement on their own.
Article 52: A plaintiff may withdraw or modify his claims. A defendant may admit or rebut the claims and shall have the right to institute a counterclaim.
Article 53: If one party or both parties consist of two or more persons, the object of the action is the same or of the same category and the people's court considers that the case can be tried as a joint action, the case shall be tried as a joint action, subject to the consent of the parties.
If the persons constituting a party to a joint action have common rights and obligations with respect to the object of action, and a procedural act by one member of the party is recognized by the other members of the party, such act shall be effective for all the other members of the party. If the persons

constituting a party to a joint action do not have common rights and obligations with respect to the object of action, a procedural act by one of those persons shall not be effective for the other members of the party.

Article 54: A joint action in which one party consists of numerous persons may be brought by a representative elected by such persons. The procedural acts of such representative shall be effective for all members of the party he represents. However, the representative's modification or withdrawal of claims, or recognition of the other party's claims or involvement in mediation shall require the consent of the party he represents.

Article 55: If a party consists of numerous persons and the object of the action is of the same category, and upon institution of the action the number of persons is not determined yet, the people's court may issue a public notice which states the particulars of the case and the claims and requests that the claimant has registered with the people's court within a certain period of time. Claimants who have registered with the people's court may elect a representative to engage in litigation; if no such representative can be elected, the people's court may participate with the registered claimants in determining who shall be their representative.

The procedural acts of a representative shall be effective for the party he represents. However, the representative's modification or withdrawal of claims, or recognition of the other party's claims or involvement in mediation shall require the consent of the party he represents.

Judgments or rulings rendered by a people's court shall be effective for all the claimants who have registered with the court. Such judgments or rulings shall apply to claimants who have not registered with the court but who institute actions during the limitation period.

Article 56: If a third party considers that it has an independent claim against the object of the action of the two parties, it shall have the right to institute an action.

If a third party has no independent right of claim against the object of the action of the two parties but the outcome of the case will affect his legal interests, he may apply to join in the action, or the people's court shall notify him requesting his joinder. If the people's court judges that a third party shall bear civil liability, such third party shall have the procedural rights and obligations of a party.

Section Two: Agents Ad Litem

Article 57: A person with no capacity to engage in litigation shall be represented in an action by his guardians, who shall be his statutory agents. If the statutory agents shift onto one another the responsibility to act as agents, the people's court shall appoint one of them to represent the principal in the action.

Article 58: A party or statutory agent may appoint one or two persons to act as his agent *ad litem*.

Lawyers, close relatives of the party concerned, persons recommended by relevant social organizations or by the work units of the party concerned, and

any other citizens approved by the people's court, may be appointed agents ad litem.

Article 59: When a person appoints another person to represent him in an action, he must submit to the people's court a power of attorney bearing his signature or seal.

A power of attorney must specify the subject matter and limits of authority granted. An agent *ad litem* must possess special authorization from his principal to recognize, withdraw or modify claims, to become involved in mediation, to file a counterclaim or to lodge an appeal on behalf of his principal.

A power of attorney sent from abroad or delivered care of another by a citizen of the People's Republic of China residing in a foreign country must be certified by the embassy or a consulate of the People's Republic of China in that country. If there is no embassy or consulate of the People's Republic of China in that country, the power of attorney shall be certified by an embassy or a consulate in that country of a third country that has diplomatic relations with the People's Republic of China, and then transferred for authentication to the embassy or a consulate of the People's Republic of China in such third country, or by a local patriotic organization of overseas Chinese.

Article 60: If a party modifies or revokes the authority granted to its agent *ad litem*, it shall inform the people's court in writing and the people's court shall inform the other party.

Article 61: Lawyers and other agents who serve as persons *ad litem* shall have the right to investigate and collect evidence, and may have access to the materials relating to the case. The scope of materials relating to the case that may be accessed, and the methods of granting access, shall be determined by the Supreme People's Court.

Article 62: Where a party to a divorce case is represented by an agent *ad litem*, the party shall still enter an appearance before the court, unless he is incapable of expressing his intentions. A party who is truly unable to appear in court due to special reasons must present his opinion in writing to the people's court.

PART SIX: EVIDENCE

Article 63: Evidence shall comprise the following categories:

1. documentary evidence;
2. physical evidence;
3. audio-visual materials;
4. testimony of witnesses;
5. statements of the parties;
6. expert conclusions; and
7. records of inquests.

The above evidence must be verified before it can be taken as a basis for ascertaining the facts.

Article 64: A party shall be responsible for providing evidence in support of its allegations.
Where a party and its agent *ad litem* are unable to collect the evidence on their own for reasons beyond their control, or where the people's court deems it necessary for the trial of the case, the people's court shall investigate and collect the evidence.
The people's court shall thoroughly and objectively investigate and verify evidence in accordance with legal procedure.
Article 65: The people's court shall have the right to investigate and take evidence from the relevant work units or individuals, and such work units or individuals may not refuse to cooperate.
The people's court shall examine and determine the authenticity and validity of documentary evidence provided by relevant work units and individuals.
Article 66: Evidence shall be presented in court and examined by the parties. Evidence involving State secrets, trade secrets or private matters of individuals shall be kept confidential. If such evidence must be presented in court, it may not be presented in a public court session.
Article 67: The people's court shall take the legal acts, legal facts and documents notarized according to legal procedure as its basis for ascertaining the facts, except where there is contrary evidence sufficient to invalidate the notarial certification.
Article 68: Documentary evidence shall be presented in its original form. When presenting physical evidence, the original object shall be presented. If it is truly difficult to present the original document or object, then reproductions, photographs, duplicates or extracts of the original may be presented.
When documentary evidence in a foreign language is to be submitted, it must be accompanied by a Chinese translation.
Article 69: The people's court shall verify the authenticity of audio-visual materials and investigate and determine, in the light of other evidence in the case, whether they can be taken as a basis for ascertaining the facts.
Article 70: All work units and individuals that have knowledge of the circumstances of a case shall be obliged to give testimony in court. The persons in charge of the relevant work units shall support the witnesses to testify. If a witness is truly unable to appear in court due to difficulties, he may, with the approval of the people's court, submit written testimony.
A person who is unable to express his intentions accurately may not testify.
Article 71: The people's court shall investigate and determine, in the light of other evidence of the case, whether the statements of a party can be taken as a basis for ascertaining the facts.
Refusal by a party to make a statement shall not affect the ascertainment of the facts of the case by the people's court on the basis of the evidence.
Article 72: When the people's court considers that a special problem requires expert evaluation, it shall refer the problem to an expert evaluation department

authorized by law. Where there is no such department, the people's court shall designate an expert evaluation department to conduct the evaluation.
An expert evaluation department and the expert witness designated thereby shall have the right to acquaint themselves with case materials necessary for the evaluation, and may direct inquires to the parties and witnesses when necessary.
Expert evaluation departments and expert witness shall present evaluation conclusions in writing and affix their signatures or seals to such evaluations. When an evaluation is conducted by an expert witness, the work unit to which the expert witness belongs shall certify his status by affixing its seal to the expert conclusion.
Article 73: When carrying out an inspection of physical evidence or an on-the-spot inspection, the inspector must show the credentials issued by the people's court and invite local basic-level organizations or the work units of the parties to send persons to participate in the inspection. The party concerned or an adult member of his family shall be present. Such person's refusal to appear on the scene shall not affect the performance of the inspection.
Upon notification by the people's court, relevant work units and individuals shall have an obligation to protect the scene and to assist with the inspection work.
An inspector shall prepare a written record of the circumstances and results of the inspection. Such record shall be signed or sealed by the inspector, the party concerned and the invited participants.
Article 74: Where there is a possibility that evidence may be destroyed or lost or be difficult to obtain at a later time, a participant in an action may apply to the people's court for preservation of the evidence. The people's court may also take measures to preserve such evidence on its own initiative.

PART SEVEN: TIME PERIODS AND SERVICE

Section One: Time Periods

Article 75: Time periods include statutory time periods and time periods designated by the people's courts.
Time periods shall be calculated in hours, days, months and years. The hour and day from which a time period commences shall not be counted as falling within such time period.
If the expiration date of a time period falls on a holiday, the day immediately following the holiday shall be the expiration date.
A time period shall not include transit time. Procedural documents mailed before the expiration of the time period shall not be deemed overdue.
Article 76: If a party exceeds a time limit due to an event of *force majeure* or for other proper reasons, he may apply for an extension of the time period within 10 days after the removal of the obstacles. The application for extension shall be decided on by the people's court.

Section Two: Service

Article 77: Service of any procedural document must be evidenced by an acknowledgement of service. The person served shall clearly state the date of receipt on the acknowledgement of service, and affix his signature or seal to it. The date of signature for receipt as entered on the acknowledgement of service by the person served shall be the date of service.
Article 78: A procedural document shall be served directly on the person to be served. If the person to be served is a citizen, the document shall, in case of his absence, be delivered to an adult member of his family living with him, who shall sign for receipt. If the person to be served is a legal person or another organization, the document shall be signed for receipt by the legal representative of the legal person or by the head of the organization, or by the person of the legal person or the organization who is in charge of receiving documents. If the person to be served has an agent *ad litem*, the document may be served on his agent *ad litem*; who shall sign for receipt. If the person to be served has designated an agent to receive documents on his behalf and has notified the people's court of the designation, the document may be served on the agent, who shall sign for receipt.
The date of signature for receipt as entered on the acknowledgement of service by an adult family member of the person to be served who is living with such person, or by the person of the legal person or other organization who is in charge of receiving documents, or by the agent *ad litem*, or the agent designated to receive documents shall be the date of service.
Article 79: If the person to be served or an adult member of his family who is living with him refuses to accept a procedural document, the person serving the document shall invite a representative from the relevant basic-level organization or the work unit of the person to be served to come to the scene, shall explain the situation to him, and shall record on the acknowledgement of service the particulars and date of the refusal. After the person serving the document and the witness have signed or sealed the acknowledgement of the service and the procedural document has been left at the domicile of the person to be served, the document shall be deemed to have been served.
Article 80: If direct service of a procedural service proves difficult, service of the document may be entrusted to another people's court or effected by post. If a document is served by post, the date as stated on the receipt shall be the date of service.
Article 81: If the person to be served is in the military, the document shall be forwarded to him by the political organ of or above his regiment.
Article 82: If the person to be served has been imprisoned, the document shall be forwarded to him by his prison or work unit for reform through labour.
If the person to be served is undergoing rehabilitation through labour, the document shall be forwarded to him by his rehabilitation work unit.
Article 83: A forwarding authority or work unit must, immediately upon receiving a procedural document, deliver the document to the person to be

served, who shall sign for receipt. The date of signature for receipt as entered on the acknowledgement of service shall be the date of service.

Article 84: If the whereabouts of the person to be served are unknown, or if a document cannot be served by any other method provided for in this Section, the document shall be served by public announcement. The document shall be deemed to have been served when 60 days have elapsed since the date of the public announcement.

Where service is effected by public announcement, the reason for doing so and the steps taken shall be recorded in the case file.

PART EIGHT: MEDIATION

Article 85: In trying civil cases, a people's court shall distinguish right from wrong and conduct mediation in accordance with the principle of voluntary participation of the parties and on the basis of evident facts.

Article 86: Mediation conducted by a people's court may be presided over by a single judge or by the collegiate bench. Mediation shall be conducted locally whenever possible.

When conducting mediation, a people's court may use a simplified method to notify the parties and witnesses that they should appear in court.

Article 87: When conducting mediation, a people's court may invite the assistance of relevant work units and individuals. The work units and individuals invited shall assist the people's court in conducting mediation.

Article 88: A mediation agreement must be reached by the parties voluntarily, and may not be coerced. The contents of a mediation agreement may not violate the law.

Article 89: When a mediation agreement is reached, the people's court shall prepare a written mediation statement. The written mediation statement shall clearly state the claims, the facts of the case and the result of the mediation.

The written mediation statement shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it. After a mediation agreement has been so signed and sealed, it shall be served on both parties.

A written mediation statement shall become legally effective immediately after both parties have signed to indicate receipt of the statement.

Article 90: The people's court need not prepare a written mediation statement in the following types of cases when an agreement is reached through mediation:

1. divorce cases in which the parties have become reconciled through mediation;
2. cases in which an adoptive relationship has been maintained through mediation;
3. cases in which the agreements can be performed immediately; and
4. other cases that do not require written mediation statements.

An agreement that does not require a written mediation statement shall be entered into the written record and shall become legally effective immediately after being signed or sealed by both parties, the adjudication personnel and the court clerk.

Article 91: If no agreement is reached through mediation or if one party repudiates the agreement prior to service of the mediation settlement, the people's court shall promptly make a judgment.

PART NINE: PRESERVATION OF PROPERTY AND PRELIMINARY EXECUTION

Article 92: If a judgment might be impossible or difficult to execute due to an act of a party or for other reasons, a people's court may, at the request of the other party, make a ruling for preservation of property. In the absence of such request, the people's court may, when necessary, also rule to adopt measures for the preservation of property.

When a people's court adopts measures for the preservation of property, it may order the applicant to provide security. If the applicant fails to provide security, his application shall be rejected.

After accepting an application from a party, the people's court must, if the case is urgent, make a ruling within 48 hours. If the people's court rules to adopt measures for the preservation of property, the implementation of such ruling shall be commenced immediately.

Article 93: Where, due to urgent circumstances, the lawful rights and interests of an interested party would be irreparably harmed if he did not immediately apply for preservation of property, such person may apply to the people's court requesting measures for the preservation of property prior to the institution of an action. The applicant shall provide security. If the applicant fails to provide security, his application shall be rejected.

After accepting an application, the people's court must make a ruling within 48 hours. If the people's court rules to adopt measures for the preservation of property, the implementation of such ruling shall be commenced immediately.

If the applicant fails to institute an action within 15 days after the people's court has adopted preservation measures, the people's court shall cancel the property preservation order.

Article 94: Preservation of property shall be limited to the scope of the claim or to the property relevant to the case.

Preservation of property shall be carried out by sealing up, distraining, freezing or other methods as provided by law.

Immediately after freezing property, a people's court shall notify the person whose property has been frozen.

Property that has already been sealed up or frozen shall not be sealed up or frozen again.

Article 95: If the person against whom an application is made provides security, the people's court shall cancel the property preservation order.

Article 96: If an application is made wrongfully, the applicant shall compensate the person against whom the application is made for any loss incurred as a result of the preservation of property.
Article 97: Upon the request of a party, a people's court may make a ruling for preliminary execution in the following cases:

1. those involving claims for overdue alimony, maintenance, child support, pensions for the disabled or the family of the deceased, or medical expenses;
2. those involving claims for remuneration for labour; and
3. those involving urgent circumstances that require preliminary execution.

Article 98: Cases in which a people's court makes a ruling for preliminary execution shall meet the following conditions:

1. the relationship of rights and obligations between the parties is evident and, without preliminary execution, the life, production activities or business operations of the applicant would be seriously affected; and
2. the person against whom the application is made is capable of performing the ruling for preliminary execution.

The people's court may order the applicant to provide security. If the applicant fails to provide security, his application shall be rejected. If the applicant loses the action, he shall compensate the person against whom the application is made for any loss of property incurred from the preliminary execution.
Article 99: If a party is dissatisfied with a ruling for preservation of property or preliminary execution, he may apply once for review. Execution of the ruling shall not be suspended during the period of review.

PART TEN: COMPULSORY MEASURES AGAINST OBSTRUCTION OF CIVIL ACTIONS

Article 100: If a defendant who must appear in court has been served a summons twice but refuses to appear before the court without proper cause, the people's court may summon him by means of arrest.
Article 101: Participants in actions and other persons shall comply with court rules.
Persons who violate court rules may be reprimanded, ordered to leave the court, fined or detained by the people's court.
Persons who seriously disrupt court order by making noises or creating an uproar in the courtroom, or by insulting, slandering, threatening, or battering adjudication personnel, shall be prosecuted by the people's court in accordance with the law. In less serious cases, such persons may be fined or detained.
Article 102: If a participant in an action or another person commits any of the following acts, the people's court may fine him or detain him according to the

seriousness of the case; if the act constitutes a criminal offence, the person shall be prosecuted in accordance with the law:

1. forging or destroying important evidence, thereby obstructing the trial of the case by the people's court;
2. using violence, threats or subornation to prevent a witness from giving testimony, or instigating, suborning, or coercing others to commit perjury;
3. concealing, removing, selling off or destroying property that has been sealed up or distrained, or that has been inventoried and placed in his custody by order, or moving assets that have been frozen;
4. insulting, slandering, falsely incriminating, battering or retaliating against judicial personnel, participants in the action, witnesses, interpreters, expert witnesses, inspectors, or personnel assisting in execution;
5. using violence, threats or other methods to obstruct judicial personnel from performing their duties; or
6. refusing to perform a legally effective judgment or ruling of the people's court.

Where a work unit commits any of the acts listed in the preceding paragraph, the people's court may impose a fine or period of detention on the head of the work unit or the person directly responsible for the act. If the act constitutes a criminal offence, such person shall be prosecuted according to law.
Article 103: If any of the following work units under an obligation to assist with investigation and execution commits any of the listed acts, the people's court may, in addition to ordering it to perform its obligation to assist, impose a fine:

1. relevant work units that refuse to cooperate with or that obstruct the investigation or collection of evidence by the people's court;
2. banks, credit cooperatives and other saving units that, after receiving a notice from the people's court to assist with execution, refuse to assist with inquiries concerning deposits or to assist in freezing or transferring deposits;
3. relevant work units that, after receiving a notice from the people's court to assist with execution, refuse to assist in withholding the revenue of the person subject to execution, or in transferring the relevant title deeds, or in passing on the relevant negotiable instruments, certificates, or other property; or
4. other work units that refuse to assist with execution.

A people's court may fine the principally responsible person or the directly responsible person of a work unit that commits any of the acts set forth in the preceding paragraph. The people's court may also submit a judicial proposal to

supervisory authorities or the relevant authorities suggesting the imposition of disciplinary sanctions.

Article 104: A fine imposed on an individual shall not be more than *Rmb* 1,000. A fine imposed on a work unit shall not be less than *Rmb* 1,000 and not more than *Rmb* 30,000.

A period of detention shall not be longer than 15 days.

The people's court shall deliver detainees to the custody of the public security authority. If a detainee admits and corrects his wrongdoings during the period of detention, the people's court may decide to grant an early release.

Article 105: Summoning a person by means of arrest, the imposition of a fine and detention shall be subject to approval by the president of the people's court.

Summoning a person by means of arrest shall require the issue of an arrest warrant.

Written decisions shall be issued for the imposition of fines and detention. If an offender is dissatisfied with a decision, he may apply once to the people's court one level higher for review. Execution of the decision shall not be suspended during the period of review.

Article 106: Decisions on the adoption of compulsory measures against obstruction of civil actions must be made by the people's court. Any work unit or individual that seeks performance of an obligation by illegal detention of a person or by illegal, private distrainment of another's property shall be prosecuted in accordance with the law, or shall be detained or fined.

PART ELEVEN: COURT COSTS

Article 107: Parties engaged in civil litigation shall pay a case acceptance fee in accordance with regulations. In property cases, the parties shall also pay other court costs in addition to the case acceptance fee.

If a party truly has difficulty in paying court costs, it may, in accordance with regulations, apply to the people's court for deferment, reduction or exemption of payment.

The methods for charging costs shall be formulated separately.

DIVISION TWO: TRIAL PROCEDURE

PART TWELVE: ORDINARY PROCEDURE AT FIRST INSTANCE

Section One: Institution and Acceptance of Actions

Article 108: To institute an action, the following conditions must be satisfied:

1. the plaintiff must be a citizen, legal person or other organization with a direct interest in the case;
2. there must be a specific defendant;
3. there must be a specific claim and a specific factual basis and grounds; and
4. the suit must fall within the range of civil actions accepted by the people's courts and within the jurisdiction of the people's court with which it is filed.

Article 109: When instituting an action, a statement of claim shall be submitted to the people's court, together with a number of copies corresponding to the number of defendants.
If a plaintiff truly has difficulty in writing a statement of claim, he may lodge the claim verbally. The people's court shall transcribe such verbal complaint and notify the opposing party.
Article 110: A statement of claim shall specify the following:

1. the name, sex, age, ethnic group, occupation, work unit and domicile of the party, or the name and domicile of the legal person or other organization and the name and position of its legal representative or head;
2. the claim and its supporting facts and grounds; and
3. evidence and the source thereof, and the names and domiciles of witnesses.

Article 111: People's courts must accept actions brought in accordance with Article 108 hereof. The following types of actions shall be handled using the methods listed, in accordance with the specific circumstances of the individual cases:

1. where an action falls within the scope of cases that may be accepted as administrative actions under the *Administrative Litigation Law*, the plaintiff shall be notified that he should institute administrative litigation;
2. if the parties to a contract dispute have voluntarily and lawfully concluded a written arbitration agreement stipulating that disputes must be taken to an arbitration institution and that an action may not be initiated in the people's court, the plaintiff shall be informed that he should apply for arbitration to the arbitration institution;
3. if the law provides that the dispute shall be handled by another authority, the plaintiff shall be notified that he should apply for settlement of the dispute to the relevant authority;
4. if the action does not come under the jurisdiction of the court with which it is filed, the plaintiff shall be informed that he should file the action with the competent people's court;
5. if a party to a case in which the judgment or ruling has become legally effective files a new action for the same case, the plaintiff shall be notified that the case will be handled as a petition for a review, except if the ruling in question was a ruling by the people's court permitting withdrawal of the action;
6. if the law provides that no actions may be filed within a specified period and the action is filed within such period, it shall not be accepted; and

7. in divorce cases, where a judgment has been made denying divorce or where the parties have become reconciled after mediation, and in cases where a judgment has been made to maintain an adoptive relationship or an adoptive relationship is maintained upon mediation, a new action filed for the same case by the plaintiff within six months shall not be accepted without new developments or grounds.

Article 112: When a people's court receives a statement of claim or a verbal claim and, upon examination, finds it satisfies the conditions for the institution of actions, it shall place the case on its trial docket within seven days and notify the parties. If the people's court finds that the bill of complaint or verbal complaint does not satisfy the conditions for the institution of actions, it shall rule within seven days not to accept the action. The plaintiff may appeal against such ruling if he is dissatisfied with the ruling.

Section Two: Pretrial Preparations

Article 113: The people's court shall send the copy of the statement of claim to the defendant within five days after the date of placing the action on the trial docket, and the defendant shall submit a defence within 15 days after the date of receiving a copy of the bill of complaint.

If the defendant submits a statement of defence, the people's court shall send a copy of the statement to the plaintiff within five days after the date of receipt of the statement of defence. Failure on the part of the defendant to submit a statement of defence shall not affect the trial of the case by the people's court.

Article 114: In cases that it has decided to accept, a people's court shall advise the parties orally, or in the notice of acceptance of the case and the notice of response to the action, of their procedural rights and obligations.

Article 115: The parties shall be notified within three days after the members of the collegiate bench have been determined.

Article 116: Adjudication personnel must conscientiously examine the materials relating to the action and examine and collect the necessary evidence.

Article 117: Personnel sent by a people's court to conduct an investigation shall show their credentials to the person under investigation.

The written record of the investigation shall be checked by the person under investigation and be subsequently signed or sealed by the person under investigation and the investigator.

Article 118: When necessary, a people's court may entrust a people's court in another locality with an investigation.

When entrusting such other people's court, the entrusting people's court must clearly set out the matter to be investigated and its requirements. The entrusted people's court may conduct supplementary investigations on its own initiative.

An entrusted people's court shall complete its investigation within 30 days after receipt of the letter of entrustment. If it cannot complete the investigation for

any reason, it shall notify the entrusting people's court in writing within the above time limit.

Article 119: If a party who must participate in a joint action fails to participate in the action, the people's court shall notify him that he should participate in the action.

Section Three: Trial in Court

Article 120: People's courts shall try civil cases in public, except for cases that involve State secrets or private matters of individuals or for which the law provides differently.

Divorce cases and cases that involve trade secrets may not be tried *in camera* if a party so requests.

Article 121: In trying civil cases, people's court shall conduct circuit trials to handle cases on the spot when necessary.[2]

Article 122: When trying a civil case, the people's court shall notify the parties and other participants in the action three days prior to the hearing. If the case is to be tried in public, the names of the parties, the cause of action and the time and place of the hearing shall be publicly announced.

Article 123: Before a trial hearing is opened, the court clerk shall ascertain the presence of the parties and the other participants in the action and announce the rules of court discipline.

At the opening of a trial hearing, the presiding judge shall check the parties present, announce the cause of action, the names of the adjudication personnel and the name of the court clerk, advise the parties of their procedural rights and obligations and inquire whether the parties wish to challenge any adjudication personnel.

Article 124: Investigation before the court shall be conducted in accordance with the following procedure:

1. statements by the parties are presented;
2. witnesses are advised of their rights and obligations, and give testimony; the depositions of witnesses not present are read;
3. documentary evidence, physical evidence and audio-visual information are exhibited;
4. expert conclusions are read out; and
5. the record of the inquest is read out.

Article 125: The parties may introduce new evidence in court.

With the permission of the court, the parties may question the witnesses, experts and inspectors.

If a party requests a new investigation, a new expert evaluation or a new inquest, the people's court shall decide on such request.

Article 126: If the plaintiff presents an additional claim, or the defendant brings a counterclaim or a third party presents a claim related to the case, such claim or counterclaim may be tried together with the original action.

Article 127: Court debates shall be conducted in accordance with the following procedure:

1. presentation of oral statements by the plaintiff and his agent *ad litem*;
2. presentation of oral response by the defendant and his agent *ad litem*;
3. presentation of oral statement or response by the third party and his agent *ad litem*;
4. debate between the parties.

At the conclusion of the court debate, the presiding judge shall first ask the plaintiff, then the defendant and finally the third party to make their final comments.

Article 128: At the conclusion of the court debate, a judgment shall be made according to law. If possible, mediation may be conducted prior to making a judgment. If mediation is unsuccessful, a judgment shall promptly be made.

Article 129: If a plaintiff has been served a summons but refuses without proper cause to appear before the court, or if a plaintiff leaves the courtroom during the trial without the court's permission, he may be deemed to have withdrawn his suit and, if the defendant has brought a counterclaim, a judgment by default may be made.

Article 130: If a defendant has been served a summons, but refuses without proper cause to appear before the court or if a defendant leaves the courtroom during the trial without the court's permission, a judgment by default may be made.

Article 131: If a plaintiff applies for withdrawal of action before judgment is pronounced, the people's court shall rule on such request.

If the people's court has overruled a request for withdrawal of action and the plaintiff, having been served a summons, refuses without proper cause to appear before the court, a judgment by default may be made.

Article 132: A trial hearing may be adjourned in any of the following circumstances:

1. a party or another participant in the action who must appear before the court fails to do so with proper cause;
2. a party extemporarily challenges adjudication personnel;
3. a new witness must be requested to appear before the court, new evidence must be taken, a new expert evaluation is required, a new inquest is required or a supplementary investigation must be conducted; or
4. other circumstances that require adjournment have arisen.

Article 133: The court clerk shall make a written record of all the activities during a trial hearing. Such record shall be signed by the adjudication personnel and the court clerk.
The court record shall be read out in court. Alternatively, the parties and other participants in the action may be notified that they should read the court record in the courtroom or within five days. If a party or another participant in the case considers the record to have omitted part of his statements or to contain errors in respect of his statements, he shall have the right to request correction. If the correction is not made, the application shall be recorded in the case file.
The court record shall be signed or sealed by the parties and the other participants in the case. Any refusal to sign or seal the court record shall be recorded in a note to be attached to the file.
Article 134: People's courts shall publicly pronounce their judgments in all cases, whether tried in public or *in camera*.
If judgment is pronounced in court, the written judgment shall be dispatched within 10 days. If judgment is pronounced on a fixed date, the written judgment shall be issued immediately after pronouncement.
Upon pronouncement of judgment, the parties must be advised of their right to appeal, the time limit for appeal and the court with which an appeal should be lodged.
Upon pronouncement of a divorce judgment, the parties must be advised that they may not remarry before the judgment becomes legally effective.
Article 135: When handling a case according to ordinary procedure, a people's court shall conclude the case within six months from the date of putting it on its trial docket. Where there are special circumstances requiring an extension of such time limit, the time limit may be extended by six months subject to approval by the president of the court. If any further extension is required, approval shall be requested from the people's court one level higher.
Section Four: Suspension and Conclusion of Actions
Article 136: The proceedings in an action shall be suspended in any of the following circumstances:

1. one of the parties dies and it is necessary to wait for his successor to state whether he wishes to participate in the action;
2. one of the parties has lost the capacity to engage in litigation, and his statutory agent has not been determined yet;
3. the legal person or other organization acting as one of the parties has terminated, and the successor to its rights and obligations has not been determined yet;
4. one of the parties is unable to participate in the action due to an event of *force majeure*;
5. the case in question is dependent upon the outcome of the trial of another case that has not been concluded; or
6. other circumstances require the suspension of proceedings.

Proceedings shall be resumed after the cause of suspension has been eliminated.

Article 137: An action shall be concluded in any of the following circumstances:

1. the plaintiff dies without a successor, or the successor waives his procedural rights;
2. the defendant dies without estate and there is no person to assume his obligations;
3. one of the parties in a divorce case dies; or
4. one of the parties in a case involving claims for overdue alimony, maintenance, child support or the termination of an adoptive relationship dies.

Section Five: Judgment and Rulings

Article 138: A written judgment shall clearly state the following:

1. the cause of action, the claims, the facts of the dispute and the grounds;
2. the facts and reasons ascertained in the judgment and the applicable law on which the judgment is based;
3. the result of the judgment and the apportionment of court costs; and
4. the time limit for appeal and the court with which an appeal should be lodged.

A written judgment shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it.

Article 139: If some of the facts of a case being tried are evident already, the people's court may make a judgment on those facts first.

Article 140: Rulings shall be applicable to the following:

1. rejection of a case;
2. objection to the jurisdiction of a court;
3. dismissal of a complaint;
4. preservation of property and preliminary execution;
5. approval or disapproval of withdrawal of an action;
6. suspension or conclusion of an action;
7. correction of clerical errors in a written judgment;
8. stay or termination of execution;
9. refusal to execute an arbitral award;
10. refusal to execute a document on creditor's rights that has been rendered enforceable by a notary public; and
11. other matters to be settled by a ruling.

Rulings made on matters under Items (1), (2) and (3) of the preceding paragraph may be appealed.

A written ruling shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it. A verbal ruling shall be entered in the written record.

Article 141: Judgments and rulings made by the Supreme People's Court, and judgments and rulings that may not be appealed according to the law or that have not been appealed within the prescribed time limit shall be legally effective.

PART THIRTEEN: SUMMARY PROCEDURE

Article 142: This Part shall apply to the trial by basic-level people's courts and the tribunals dispatched by them of simple civil cases in which the facts are evident, the relationships of rights and obligations are definite and the disputes are minor.

Article 143: In simple civil cases, the plaintiff may institute actions verbally. Both parties may simultaneously appear before a people's court or a tribunal dispatched by it to request settlement of their dispute. The basic-level people's court or the tribunal dispatched by it may try the case immediately or set a date for trial.

Article 144: In trying a simple civil case, the basic-level people's court or a tribunal dispatched by it may at any time use a simplified method to summon the parties and witnesses.

Article 145: Simple civil cases shall be tried by a single judge, and the trial of such cases shall not be restricted by Articles 122, 124 and 127 hereof.

Article 146: When trying a case according to summary procedure, a people's court shall conclude the trial within three months from the date of entering it on its trial docket.

PART FOURTEEN: PROCEDURE AT SECOND INSTANCE

Article 147: If a party disagrees with a judgment made by a local people's court of first instance, he shall have the right to lodge an appeal with the people's court one level higher within 15 days from the date on which the written judgment was served.

If a party disagrees with a ruling made by a local people's court of first instance, he shall have the right to lodge an appeal with the people's court one level higher within 10 days from the date on which the written ruling was served.

Article 148: To lodge an appeal, an appeal petition shall be submitted. The contents of an appeal petition shall include the names of the parties, the names of the legal persons and their legal representatives or the names of the other organizations and their principal responsible persons; the name of the people's court that originally tried the case, the file number of the case and the cause of action; and the claims and grounds of the appeal.

Article 149: An appeal petition shall be submitted through the people's court that originally tried the case, together with a number of copies corresponding

to the number of respondents or the number of representatives of the respondents.

If a party appeals directly to a people's court of second instance, such court shall transfer the appeal petition to the people's court that originally tried the case within five days.

Article 150: Within five days after receiving an appeal petition, the people's court that originally tried the case shall serve the copy of the appeal petition on the other party, who shall, within 15 days from the date of receipt, submit a statement of defence. The people's court shall, within five days after receiving the statement of defence, serve a copy of the statement on the appellant. Failure on the part of the respondent to submit a statement of defence shall not affect the trial of the case by the people's court.

Within five days after receiving the appeal petition and the defence, the people's court that originally tried the case shall deliver the documents to the people's court of second instance together with the entire case file and all the evidence.

Article 151: A people's court of second instance shall investigate the relevant facts and the applicable law pertaining to the appeal.

Article 152: When handling an appeal case, a people's court of second instance shall form a collegiate bench and conduct a hearing. If, after reviewing the case file, conducting investigations and questioning the parties, and the facts of the case are verified clearly, the collegiate bench may, if it deems it unnecessary to hold a hearing, render an immediate judgment or ruling without a hearing.

A people's court of second instance may try an appeal case in its own court or in the court of the place where the case originated or where the people's court that originally tried the case is located.

Article 153: After hearing an appeal case, a people's court of second instance shall handle the case according to the specific circumstances, as follows:

1. if, during the original adjudication, the facts were ascertained clearly and the law was applied correctly, a judgment shall be made to dismiss the appeal and uphold the original judgment;
2. if, during the original adjudication, the law was applied incorrectly, a judgment amending the original judgment shall be made according to law;
3. if, during the original adjudication, the facts were ascertained incorrectly or unclearly or the evidence was insufficient, a ruling shall be made to quash the original judgment and to remand the case to the people's court that originally tried it for retrial; or, after the facts have been clarified, a judgment amending the original judgment shall be made; and
4. if, during the original adjudication, statutory procedure was violated and the correctness of the judgment in the case may have been

influenced by such violation, a ruling shall be made to quash the original judgment and to remand the case to the people's court that originally tried it for retrial.

A party may appeal against the judgment or ruling made in a retried case.
Article 154: In handling an appeal against a ruling made by a people's court of first instance, the people's court of second instance shall in all cases use rulings.
Article 155: In trying an appeal case, a people's court of second instance may conduct mediation. If an agreement is reached upon mediation, a written mediation statement shall be prepared. Such written mediation statement shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it. Immediately upon service of the written mediation statement, the judgment of the people's court that originally tried the case shall be deemed to have been quashed.
Article 156: If an appellant applies for withdrawal of his appeal prior to the pronouncement of judgment by the people's court of second instance, the people's court of second instance shall rule on the application.
Article 157: In trying an appeal case, the people's court of second instance shall, in addition to complying with the provisions of this Part, apply the ordinary procedure at first instance.
Article 158: The judgments and rulings of people's court of second instance shall be final.
Article 159: In trying a case of an appeal against a judgment, a people's court shall conclude the case within three months from the date of putting it on its trial docket as a case of second instance. Any extension of the time limit necessitated by special circumstances shall be subject to approval by the president of the court.
In trying a case of an appeal against a judgment, a people's court shall make a final ruling within 30 days from the date of putting it on its trial docket as a case of second instance.

PART FIFTEEN: SPECIAL PROCEDURE

Section One: General Provisions

Article 160: This Part shall apply to the trial by people's court of cases concerning voter qualifications, the declaration of a person as missing or dead, the determination of a citizen as having no capacity for civil acts or as having limited capacity for civil acts, or the determination of ownerless property.
Where matters are not addressed in this Part, the relevant provisions of this Law and of other laws shall apply.
Article 161: Where a case is tried in accordance with the procedure set forth in this Part, the judgment of first instance shall be the final judgment. The trial of cases concerning voter qualifications and of major or difficult cases shall be conducted by a collegiate bench of judges. Other cases shall be tried by a single judge.

Article 162: If, in the course of trying a case in accordance with the procedure set forth in this Part, a people's court discovers that the case involves a dispute over civil rights and interests, it shall rule to terminate the special procedure, and shall inform the interested parties that they may institute a separate action.

Article 163: A people's court shall conclude a case tried according to special procedure within 30 days from the date of entering it on its trial docket or within 30 days from the expiration of the time limit set forth in the public notice. Any extension of the time limit necessitated by special circumstances shall be subject to approval by the president of the court in question, except for cases concerning voter qualifications.

Section Two: Cases Concerning Voter Qualifications

Article 164: If a citizen disagrees with the decision of an election committee on his petition for a review concerning his qualifications to be a voter, he may institute an action at the basic-level people's court of his election district five days before election day.

Article 165: After accepting a case concerning voter qualifications, a people's court must conclude the trial before election day.

The suitor, representatives of the election committee and the citizens concerned must attend the trial.

The written judgment of the people's court shall be served on the election committee and the suitor before election day, and the citizens concerned shall be notified of the judgment.

Section Three: Cases Concerning the Declaration of a Person as Missing or Dead

Article 166: To apply to have declared as missing a citizen whose whereabouts have been unknown for two years, an interested party shall submit an application to the basic-level people's court of the place where the missing person is domiciled.

The application shall clearly state the facts and time of the disappearance and the request, and shall be accompanied by a written certificate concerning the disappearance of the said citizen issued by a public security authority or other relevant authorities.

Article 167: To apply to have declared dead a citizen whose whereabouts have been unknown for four years, or whose whereabouts have been unknown for two years as a result of an accident, or whose whereabouts have been unknown as a result of an accident which, as certified by the relevant authorities, he could not have survived, an interested party shall submit an application to the basic-level people's court of the place where the missing citizen is domiciled.

The application shall clearly state the facts and time of the disappearance and the request, and shall be accompanied by a written certificate concerning the disappearance of the said citizen issued by a public security authority or other relevant authorities.

Article 168: After accepting a case concerning the declaration of a citizen as missing or dead, a people's court shall issue a public notice in search of the citizen whose whereabouts are unknown. The period for the notice of declaration of a person as missing shall be three months, and the period for the notice of declaration of a person as dead shall be one year. If the whereabouts of a citizen are unknown as a result of an accident which, as certified by the relevant authorities, the citizen could not have survived, the period of notice for the declaration of the citizen's death shall be three months. Upon the expiration of the time limit of the public notice, the people's court shall, depending on whether the facts about the absence or death of the person have been confirmed, make a judgment declaring the person missing or dead or make a judgment to reject the application for such a declaration.

Article 169: If a citizen who has been declared missing or dead reappears, the people's court shall, upon the application of that person or an interested party, make a new judgment to quash the original judgment.

Section Four: Cases Concerning the Determination of a Citizen as Having No Capacity for Civil Acts or as Having Limited Capacity for Civil Acts

Article 170: To apply to have a citizen determined as having no capacity for civil acts or as having limited capacity for civil acts, a close relative of the citizen or another interested party shall submit an application to the basic-level people's court of the place where the citizen is domiciled.

The application shall clearly state the facts and grounds on which the citizen's lack of capacity for civil acts or his limited capacity for civil acts is asserted.

Article 171: After accepting such an application, the people's court shall, when necessary, carry out an expert evaluation of the citizen who is requested to be declared as having no capacity for civil acts or having limited capacity for civil acts. If the applicant has already provided an expert conclusion, the people's court shall examine such expert conclusion.

Article 172: When a people's court tries a case for the determining a citizen as having no capacity for civil acts or as having limited capacity for civil acts, a close relative of the citizen, with the exception of the applicant, shall be his agent ad litem. If the close relative shift onto one another the responsibility to act as agent ad litem, the people's court shall appoint one of them as the agent *ad litem*. If the health of the citizen permits, his opinion shall also be solicited. If, by trying the case, the people's courts determines that the application is based on facts, it shall make a judgment determining the citizen to have no capacity for civil acts or to have limited capacity for civil acts. If the people's court determines that the application is not based on facts, it shall make a judgment to reject the application.

Article 173: If, upon the application of a citizen who has been determined to have no capacity for civil acts or to have limited capacity for civil acts or upon the application of such citizen's guardian, a people's court verifies that the cause of that person's lack of capacity for civil acts or limited capacity for civil

acts has been eliminated, it shall make a new judgment to quash the original judgment.

Section Five: Cases Concerning the Determination of Property as Ownerless

Article 174: To apply to have property determined ownerless, a citizen, legal person or other organization shall submit an application to the basic-level people's court of the place where the property is located.

The application shall clearly state the type and quantity of the property and the grounds on which the request for determination of the property as ownerless is made.

Article 175: After accepting such an application, the people's court shall, upon examination and verification, issue a public notice requesting that the property be claimed. If no one claims the property after one year, the people's court shall make a judgment determining that the property is ownerless, whereupon the property shall become the property of the State or the collective.

Article 176: If, after a property has been determined ownerless by judgment, the owner of the property or his successor appears, he may file a claim to the property within the statute of limitation specified in the *Civil Law General Principles*.[3] The people's court shall, after examination and verification, make a new judgment to quash the original judgment.

PART SIXTEEN: PROCEDURE FOR ADJUDICATION SUPERVISION

Article 177: If the president of a people's court at any level finds an error in a legally effective judgment or ruling and deems it necessary to have the case retried, he shall refer it to the judicial committee for discussion and decision.

If the Supreme People's Court finds an error in a legally effective judgment or ruling of a local people's court at any level, or if a people's court at a higher level finds a real error in a legally effective judgment or ruling of a people's court at a lower level, it shall have the power to remove the case for trial or instruct a people's court at a lower level to conduct a retrial.

Article 178: If a party considers that a legally effective judgment or ruling is faulty, it may apply to the people's court that originally tried the case or to the people's court one level higher for retrial; however, execution of the judgment or ruling shall not be suspended.

Article 179: If an application made by a party satisfies any of the following conditions, the people's court shall retry the case:

1. there is new evidence that is sufficient to upset the original judgment or ruling;
2. the main evidence on which the facts were ascertained in the original judgment or ruling was insufficient;
3. an error was made in the application of the law in the original judgment or ruling;

4. the people's court violated statutory procedure and the correctness of the judgment or ruling in the case may have been influenced thereby; or

5. in trying the case, adjudication personnel committed embezzlement, accepted bribes, practised graft or made a judgment that perverted the law.

A people's court shall reject an application that does not meet any of the conditions specified in the preceding paragraph.

Article 180: In a case where there is a legally effective mediation statement, a party may apply for a retrial if it can present evidence that the mediation violates the principle of voluntary participation or that the content of the mediation agreement violates the law. If the people's court finds the evidence to be true upon examination, it shall retry the case.

Article 181: Parties may not apply for retrial of cases in which a legally effective judgment has been made to dissolve a marriage.

Article 182: Any application for a retrial by a party shall be made within two years after the judgment or ruling becomes legally effective.

Article 183: When a decision is made to retry a case in accordance with the procedure for adjudication supervision, a ruling shall be made to suspend execution of the original judgment. The ruling shall be signed by the president of the court, and the seal of the people's court shall be affixed to it.

Article 184: Where a case is to be retried by a people's court in accordance with the procedure for adjudication supervision, if the legally effective judgment or ruling was made by a court of first instance, the case shall be retried in accordance with the procedure at first instance, and the parties may appeal against the judgment or ruling made. If the legally effective judgment or ruling was made by a court of second instance, it shall be retried in accordance with the procedure at second instance, and the judgment or ruling made shall be legally effective. If the case was removed for trial by a people's court at a higher level in accordance with the procedure for adjudication supervision, it shall be tried in accordance with the procedure of second instance, and the judgment or ruling made shall be legally effective.

When retrying cases, the people's court shall form a new collegiate bench.

Article 185: If the Supreme People's Procuratorate discovers that a legally effective judgment or ruling made by a people's court at any level involves any of the following circumstances, or if a people's procuratorate at a higher level finds that a legally effective judgment or ruling made by a people's court at a lower level involves any of the following circumstances, it shall lodge a protest in accordance with the procedure for adjudication supervision:

1. the main evidence on the basis of which the facts were ascertained in the original judgment or ruling was insufficient;

2. a real error was made in the application of the law in the original judgment or ruling;

3. the people's court violated the statutory procedure and the correctness of the judgment or ruling in the case may have been affected thereby; or

4. in trying the case, adjudication personnel committed embezzlement, accepted bribes, practised graft or made a judgment that perverted the law.

If a local people's procuratorate at any level discovers that a legally effective judgment or ruling made by a people's court at the same level involves any of the circumstances specified in the preceding paragraph, it shall refer the case to the people's procuratorate one level higher to lodge a protest in accordance with the procedure for adjudication supervision.

Article 186: A people's court shall retry a case that is protested against a people's procuratorate.

Article 187: When a people's procuratorate decides to lodge a protest against a judgment or ruling made by a people's court, it shall prepare a written protest.

Article 188: When trying a case that is protested against a people's procuratorate, a people's court shall notify the people's procuratorate that it should send personnel to appear in court.

PART SEVENTEEN: PROCEDURE FOR THE RECOVERY OF DEBTS

Article 189: When a creditor requests payment of money or delivery of a negotiable instrument from a debtor, he may apply to the competent basic-level people's court for a payment order provided that:

1. the creditor and the debtor are not involved in any other dispute over obligations; and
2. the payment order can be served on the debtor.

The written application shall clearly state the requested amount of money or quantity of the negotiable instruments and the facts and evidence on the basis of which the application is made.

Article 190: A people's court shall, within five days after a creditor has submitted his application, notify the creditor whether it has accepted the case.

Article 191: After accepting an application for a payment order, a people's court, having found the relationship of debtor and creditor to be definite and lawful upon examination of the facts and evidence presented by the creditor, shall issue a payment order to the debtor within 15 days from the date of acceptance of the application. If the application is untenable, a ruling shall be made to reject it.

The debtor shall, within 15 days from the date of receipt of the payment order, settle his debt or submit a written objection to the people's court.

If the debtor neither submits an objection nor performs the payment order within the time limit specified in the preceding paragraph, the creditor may apply to the people's court for execution.

Article 192: Upon receipt of a written objection submitted by the debtor, the people's court shall rule to terminate the procedure for recovery of a debt, whereupon the payment order shall automatically become void and the creditor may institute an action.

PART EIGHTEEN: PROCEDURE FOR PUBLIC INVITATION TO ASSERT CLAIMS

Article 193: If a negotiable instrument that regulations permit to be assigned by endorsement is stolen, lost, or destroyed, its holder may apply for a public invitation to assert claims to the basic-level people's court of the place where payment on the negotiable instrument is to be made. This Part shall apply to other matters for which, according to the law, applications may be submitted for a public invitation to assert claims.

An applicant shall submit to the people's court a written application clearly stating the main particulars of the negotiable instrument such as its face amount, drawer, holder and endorser, and the reasons and facts pertaining to the application.

Article 194: When a people's court decides to accept an application, it shall simultaneously notify the drawee that he should suspend payment, and within three days issue a public notice to invite interested parties to assert their claims. The period of the public invitation to assert claims shall be decided by the people's court according to the circumstances, provided that it shall not be less than 60 days.

Article 195: Upon receipt of a notice from the people's court to suspend payment, the drawee shall act accordingly until the conclusion of the procedure for public invitation to assert claims.

During the period of the public invitation to assert claims, any act relating to the assignment of rights in the negotiable instrument shall be invalid.

Article 196: Interested parties as claimants shall submit an application to the people's court during the period of the public invitation to assert claims.

After receiving an application from an interested party, the people's court shall rule to conclude the procedure for public invitation to assert claims, and shall notify the applicant and the drawee.

The applicant or the claimant may institute an action in the people's court.

Article 197: If no one assert claims, the people's court shall make a judgment to declare the negotiable instrument void on the basis of the application of the applicant. Judgment shall be pronounced in a public notice, and the drawee shall be notified of it. As from the date of public pronouncement of the judgment, the applicant shall have the right to claim payment from the drawee.

Article 198: If an interested party was unable for proper cause to report to the people's court prior to judgment, he shall, within one year from the day he knew or ought to have known of the public announcement of the judgment, institute an action at the people's court that made the judgment.

PART NINETEEN: PROCEDURE FOR DEBT REPAYMENT BY BANKRUPT ENTERPRISES WITH THE STATUS OF A LEGAL PERSON

Article 199: If an enterprise with the status of a legal person is unable to repay its due debts because of serious losses, its creditors may apply to a people's court to have the debtor declared bankrupt and to be repaid. Alternatively, the debtor may apply to a people's court to have itself declared bankrupt and to have repayment of its debts arranged for.

Article 200: Within 10 days after making a ruling to declare the commencement of the procedure for debt repayment by a bankrupt enterprise, the people's court shall notify the debtor and the known creditors and issue a public notice.

Creditors shall report their claims to the people's court within 30 days after receipt of the notice. Creditors who have not received a notice shall report their claims to the people's court within three months from the date of the public notice. Creditors who fail to report their claims within the time limit shall be deemed to have waived their claims.

The creditors may organize a creditors' meeting to discuss and adopt a proposal for the disposal and distribution of the property of the bankrupt enterprise or to reach a settlement agreement.

Article 201: The people's court may set up a liquidation committee composed of relevant authorities and personnel. The liquidation committee shall be responsible for the custody, putting in order, appraisal, disposal and distribution of the property of the bankrupt enterprise. The liquidation committee may carry out the necessary civil acts in accordance with the law. The liquidation committee shall be accountable to, and report its work to, the people's court.

Article 202: If an enterprise with the status of a legal person reaches a settlement agreement with its creditors, the people's court shall, upon recognition of the agreement, issue a public notice and suspend the procedures for debt repayment by the bankrupt enterprise. The settlement agreement shall have legal effect from the date of the public notice.

Article 203: Where charged property is used as collateral for bank loans or other credit or used as other security, the bank or other creditor shall have priority in receiving repayment with respect to such collateral or other security. If the value of the collateral or other security exceeds the amount of the debt it secures, the balance shall be treated as property to be applied to debt repayment by the bankrupt enterprise.

Article 204: After priority payment of the bankruptcy expenses from the property of the bankrupt enterprise, the remaining property shall be applied to repayment in the following order:

1. wages of staff and workers and labour insurance premiums owed by the bankrupt enterprise;
2. taxes owed by the bankrupt enterprise; and
3. bankruptcy claims.

If the property of the bankrupt enterprise is insufficient to repay all the debts within the same order of priority, it shall be distributed on a *pro-rata* basis.

Article 205: Debt repayment by a bankrupt enterprise with the status of a legal person shall come under the jurisdiction of the people's court of the place where the enterprise is located.

Article 206: The *PRC, State Enterprise Insolvency Law* shall apply to the procedure for debt repayment by bankrupt enterprises owned by the State. This Part shall not apply to entities without the status of enterprise legal person, individually-owned industrial and commercial business, rural contractor or partnership.

DIVISION THREE: EXECUTION PROCEDURES

PART TWENTY: GENERAL PROVISIONS

Article 207: A legally effective civil judgment or ruling, as well as that portion of a legally effective criminal judgment or ruling that pertains to property, shall be enforced by the people's court of first instance.

Other legal documents that shall be enforced by the people's courts as provided for by law shall be enforced by the people's court of the place where the person subject to execution is domiciled or where the property subject to execution is located.

Article 208: If, in the course of execution, a person who is not a participant in the case raises an objection to the object of execution, the execution officer shall examine the objection in accordance with the statutory procedure. If the objection is untenable, it shall be rejected. If the objection is tenable, the president of the people's court shall approve execution. If a real error is discovered in the judgment or ruling, the matter shall be handled in accordance with the procedure for adjudication supervision.

Article 209: Execution shall be carried out by execution officers.

An execution officer shall show his credentials when taking enforcement measures. After execution is completed, a record shall be made of its particulars, which shall be signed and sealed by the persons present.

Basic-level and intermediate people's courts may establish execution authorities on the basis of need. The duties of execution authorities shall be determined by the Supreme People's Court.

Article 210: If the person or the property subject to execution is in another locality, the people's court of that locality may be entrusted with execution. The entrusted people's court must commence execution within 15 days after receipt of the letter of entrustment and shall not refuse to comply. After execution is completed, the entrusted people's court shall promptly reply to the entrusting people's court by letter, setting forth the result of the execution. If execution is not completed within 30 days, the entrusted people's court shall also inform the entrusting people's court by letter of the particulars of execution.

If the entrusted people's court does not execute the judgment or ruling within 15 days from the date of receipt of the letter of entrustment, the entrusting

people's court may request the people's court one level higher than the entrusted people's court to instruct it to execute the judgment or ruling.

Article 211: If, in the course of execution, the parties reach an agreement upon mediation at their own initiative, the execution officer shall make a record of the contents of the agreement and both parties shall sign or seal such record.

If a party fails to perform the mediation agreement, the people's court may, upon application by the other party, resume execution of the original effective legal document.

Article 212: If, in the course of execution, the person subject to execution provides security to the people's court, the people's court may decide to stay the execution and decide the term of such stay, subject to the consent of the person applying for execution. If the person subject to execution fails to perform within the specified term, the people's court shall have the power to execute the judgment or ruling against the security provided by the person subject to execution or the property of his guarantor.

Article 213: When a citizen subject to execution dies, his debts shall be repaid from his estate. When a legal person or another organization subject to execution is terminated, the person that inherits its rights and obligations shall perform the obligation.

Article 214: If, after execution is completed, an error is discovered in a judgment, ruling or other legal document on which execution is based and such judgment, ruling or other legal document is quashed by the people's court, the people's court shall make a ruling ordering the person who has obtained property subject to execution to return the property. If such person refuses to return the property, the ruling ordering the return of the property shall be enforced.

Article 215: This Division shall apply to the execution of written mediation statements prepared by a people's court.

PART TWENTY-ONE: APPLICATION FOR AND REFERRAL OF EXECUTION

Article 216: Parties must perform civil judgments or rulings that have become legally effective. If a party refuses to perform a ruling or judgment, the other party may apply to the people's court for execution. Alternatively, a judge may refer such judgment or ruling to an execution officer for execution.

The parties must perform any written mediation agreement or other legal document that is enforceable by the people's courts. If a party refuses to perform such a document, the other party may apply to the people's court for execution.

Article 217: If a party fails to perform an award of an arbitration institution established according to law, the other party may apply for execution to the competent people's court. The people's court to which an application is made shall execute the award.

If the party against whom the application is made presents evidence that proves that the arbitral award involves any of the following circumstances, the people's court shall, after examination and verification by a collegiate bench formed by the people's court, rule to deny execution:

1. the parties have neither included an arbitration clause in their contract, nor subsequently reached a written arbitration agreement;
2. matters decided in the award exceed the scope of the arbitration agreement or are beyond the arbitral authority of the arbitration institution;
3. the composition of the arbitral tribunal or the arbitration procedure did not conform to statutory procedure;
4. the main evidence for ascertaining the facts was insufficient;
5. the law was applied incorrectly; or
6. one or several arbitrators committed embezzlement, accepted bribes or practised graft or made an award that perverted the law.

If the people's court determines that the execution of the award would be against the public interest, it shall rule to deny execution.
The written ruling shall be served on both parties and on the arbitration institution.
If a people's court rules to deny execution of an arbitral award, a party may, in accordance with the written arbitration agreement between the two parties, re-apply to the arbitration institution for arbitration or institute an action in a people's court.
Article 218: If a party fails to perform its obligations pursuant to a document that has been lawfully rendered enforceable by a notary public, the other party may apply to the competent people's court for execution. The people's court to which the application is made shall execute the document.
If a notarized document of obligation contains an error, the people's court shall rule to deny execution and shall serve the written ruling on both parties and on the notary public.
Article 219: If either or both of the parties is or are citizens, the time limit for applying for execution shall be one year. If both parties are legal persons or other organizations, such time limit shall be six months.
The time limit provided for in the preceding paragraph shall commence from the last day of the time limit for performance specified in the legal document. If the legal document provides for performance in stages, the time limit shall commence from the last day of the time limit for performance of each stage.
Article 220: Upon receiving an application for execution or a document for referral of execution, an execution officer shall send a notice of execution to the person subject to execution, ordering such person to perform the obligation within the specified time limit. If such person fails to perform the obligation within the specified time limit, performance shall be enforced.

PART TWENTY-TWO: EXECUTION MEASURES

Article 221: If a person subject to execution fails to perform the obligation specified in the legal document in accordance with the notice of execution, the people's court shall have the power to direct inquiries to banks, credit cooperatives and other savings units about the deposits of the person subject to execution, and shall have the power to freeze or transfer the deposits of such person, provided that such inquiries, freezing or transfer does not exceed the scope of the obligation to be performed by the person subject to execution. When deciding to freeze or transfer deposits, a people's court shall make a ruling and issue a notice requesting assistance with execution, which must be complied with by the banks, credit cooperatives and other savings units.

Article 222: If a person subject to execution fails to perform the obligation specified in the legal document in accordance with the notice of execution, the people's court shall have the power to withhold or garnish a portion of the revenue of the person subject to execution that is sufficient to cover the obligation he should perform, provided that such measures leave enough revenue to cover the necessary living expenses of the person subject to execution and of his dependants.

When deciding to withhold or garnish revenue, a people's court shall make a ruling and issue a notice requesting assistance with execution. Such notice must be complied with by the work unit of the person subject to execution, banks, credit cooperatives and other savings units.

Article 223: If a person subject to execution fails to perform the obligation specified in the legal document in accordance with the notice of execution, the people's court shall have the power to seal up, distrain, freeze, auction off or sell off a portion of the property of the person subject to execution sufficient to cover the obligation he should perform, provided that such action does not deprive the person subject to execution and his dependents of daily necessities.

When adopting any of the foregoing measures, a people's court shall make a ruling.

Article 224: When a people's court seals up or distrains property and the person subject to execution is a citizen, the court shall notify the person subject to execution or an adult member of his family that he should come to the scene. If the person subject to execution is a legal person or another organization, the court shall notify the legal representative or principally responsible person of the person subject to execution that he should come to the scene. Refusal on the part of the notified person to come to the scene shall not affect the execution. If the person subject to execution is a citizen, his work unit or the basic-level organization in the place where his property is located shall send representatives to attend the execution.

An execution officer must prepare a list of the property sealed up or distrained. A copy of the list shall be delivered to the person subject to execution after the persons present at the scene have signed and sealed the list. If the person

subject to execution is a citizen, his copy may alternatively be delivered to an adult member of his family.

Article 225: An execution officer may designate the person subject to execution to take custody of the property sealed-up. The person subject to execution shall bear any losses incurred due to his fault.

Article 226: After property has been sealed up or distrained, the execution officer shall order the person subject to execution to perform the obligation specified in the legal document within the specified time limit. If such person does not perform such obligation within the specified time limit, the people's court may, according to regulations, deliver the property sealed up or distrained to the relevant work units for auction or sale. Goods that the State has prohibited to be traded freely shall be delivered to the relevant work units for purchase at the prices stipulated by the State.

Article 227: If a person subject to execution fails to perform the obligations specified in the legal document and conceals property, the people's court shall have the power to issue a search warrant and to search the place of residence of the person subject to execution or the place where the property is concealed.

The president of the court shall issue a search warrant when adopting any of the foregoing measures.

Article 228: Where a legal document stipulates that property or a negotiable instrument must be delivered, the execution officer shall either summon both parties before him to effect delivery or deliver the item himself. The person taking delivery shall sign for receipt.

If the relevant work unit is holding such property or negotiable instrument, it shall deliver the item in accordance with the notice requesting assistance with execution issued by the people's court and the person taking delivery shall sign for receipt.

If the citizen concerned is holding such property or negotiable instrument, the people's court shall order him to release the item. If he refuses to do so, the people's court shall enforce such release.

Article 229: To evict a person subject to execution from a house or a piece of land, the president of a people's court shall issue a public notice to order him to perform within the specified time limit. If the person subject to execution fails to perform within the specified time limit, an execution officer shall enforce the order.

At the time of eviction, if the person subject to execution is a citizen, he or an adult member of his family shall be notified that he should come to the scene. If the person subject to execution is a legal person or another organization, the legal representative or the head of the organization subject to execution shall be notified that he should come to the scene. Refusal on the part of the notified person to come to the scene shall not affect the execution. If the person subject to execution is a citizen, his work unit or the basic-level organization of the place where the house or land is located shall send representatives to

attend the execution. The execution officer shall make a record of the particulars of the execution, which shall be signed or sealed by the persons at the scene.

The people's court shall send personnel to transport the property removed from the house from which the person subject to execution was evicted to a designated location for delivery to the person subject to execution. If such person is a citizen, such property and belongings may also be delivered to an adult member of his family. The person subject to execution shall bear any losses arising from the refusal to accept the property and belongings on the part of himself or the adult member of his family.

Article 230: If procedures for the transfer of title deeds must be carried out in the course of execution, the people's court may issue a notice requesting assistance with execution to the relevant work units, which must comply with such notice.

Article 231: If a person subject to execution fails to perform the act specified in a judgment, ruling or other legal document in accordance with the notice of execution, the people's court may compel performance or entrust a relevant work unit or other person with such performance, at the expense of the person subject to execution.

Article 232: If a person subject to execution fails to perform his obligations to pay within the time limit specified in a judgment, ruling or other legal document, he shall pay twice the amount of interest on the debt for the period during which the performance is deferred. If a person subject to execution fails to perform any other obligations within the time limit specified in a judgment, ruling or other legal document, he shall pay a fine for deferred performance.

Article 233: If a person subject to execution is still unable to repay his debts after a people's court has adopted any of the execution measures provided for in Articles 221, 222 and 223 hereof, he shall continue to perform his obligation. If a creditor finds that the person subject to execution has other property, he may request execution by the people's court at any time.

PART TWENTY-THREE: SUSPENSION AND TERMINATION OF EXECUTION

Article 234: Under any of the following circumstances, the people's court may rule to suspend execution:

1. the applicant indicates that the execution may be deferred;
2. a person who is not a participant in the case raises an objection on reasonable grounds with respect to the object of execution;
3. a citizen, being one of the parties, dies and it is necessary to wait for his successor to succeed to his rights or to assume his obligations;
4. a legal person or another organization, being one of the parties, is terminated and the person that will inherit to its rights and obligations has not yet been determined; or

5. other circumstances which the people's court deems to call for suspension of execution.

Execution shall be resumed when the circumstances calling for suspension of execution cease.

Article 235: Under any of the following circumstances, a people's court shall rule to terminate execution:

1. the applicant withdraws his application;
2. the legal document on which the execution is based is quashed or revoked;
3. the person subject to execution is a citizen, who dies without an estate against which execution can be effected and without a person to assume his obligations;
4. the person who has the right to claim payment of overdue alimony, maintenance or child support dies;
5. the person subject to execution is a citizen who has lost his ability to work and is unable to repay a loan due to poor financial circumstances and lack of a source of revenue; or
6. other circumstances occur that the people's court deems to require the termination of execution.

Article 236: A ruling of suspension or termination of execution shall become effective immediately after it has been served on the parties.

DIVISION FOUR: SPECIAL PROVISIONS FOR CIVIL ACTIONS INVOLVING FOREIGN PARTIES

PART TWENTY-FOUR: GENERAL PROVISIONS

Article 237: This Division shall apply to civil actions within the territory of the People's Republic of China involving foreign parties. For matters not addressed in this Division, the other relevant provisions of this Law shall apply.

Article 238: If an international treaty that the People's Republic of China has concluded or acceded to contains provisions that are inconsistent with this Law, the provisions of the international treaty shall prevail, except for those provisions to which the People's Republic of China has declared its reservations.

Article 239: Civil actions instituted against foreigners, foreign organizations or international organizations that enjoy diplomatic privileges and immunities shall be handled in accordance with the relevant laws of the People's Republic of China and the relevant international treaties concluded or acceded to by the People's Republic of China.

Article 240: In trying civil cases involving foreign parties, a people's court shall use the written and spoken language commonly used in the People's Republic of China. At the request of a party, translation may be provided at the expense of such party.

Article 241: If a foreigner, stateless person or foreign enterprise or foreign organization that sues or is sued in a people's court is required to appoint a lawyer as his or its agent *ad litem*, he or it must entrust a lawyer of the People's Republic of China.

Article 242: When a foreigner, stateless person or foreign enterprise or foreign organization without a domicile within the territory of the People's Republic of China appoints a lawyer or another person of the People's Republic of China as his or its agent *ad litem*, the power of attorney sent or forwarded from outside the territory of the People's Republic of China shall become effective only after it has been notarized by a notary public of his or its state and either has been authenticated by the embassy or a consulate of the People's Republic of China in that state or certification procedures provided for in the relevant treaty between the People's Republic of China and that state have been carried out.

PART TWENTY-FIVE: JURISDICTION

Article 243: Where an action is instituted against a defendant without a domicile inside the territory of the People's Republic of China concerning a dispute over a contract or rights and interests in property, if the contract was executed or performed within the territory of the People's Republic of China, or the subject matter of the action is located within the territory of the People's Republic of China, or the defendant has distrainable property within the territory of the People's Republic of China, or the defendant maintains a representative office within the territory of the People's Republic of China, the action may come under the jurisdiction of the people's court of the place where the contract was executed, the place where the contract was performed, the place where the object of action is located, the place where the distrainable property is located, the place where the tort was committed or the place where the representative office is domiciled.

Article 244: The parties to a dispute involving a foreign party over a contract or over rights and interests in property may, by written agreement, select the jurisdiction of the court of the place with a real connection with the dispute. If they elect to come under the jurisdiction of the people's court of the People's Republic of China, such selection may not violate the provisions of this Law concerning jurisdiction by level and exclusive jurisdiction.

Article 245: If a defendant in a civil action involving a foreign party does not object to the jurisdiction of a people's court and responds to the suit by filing a bill of defence, he shall be deemed to have recognized the jurisdiction of such people's court.

Article 246: An action instituted for a dispute arising from the performance in the People's Republic of China of a Sino-foreign equity joint venture contract, a Sino-foreign cooperative joint venture contract or a contract for Sino-foreign cooperative exploration and development of natural resources shall come under the jurisdiction of the people's courts of the People's Republic of China.

PART TWENTY-SIX: SERVICE AND TIME PERIODS

Article 247: A people's court may serve procedural documents on a party without a domicile within the territory of the People's Republic of China in the following ways:

1. service in the way specified in an international treaty concluded between or acceded to by the state of the person to be served and the People's Republic of China;
2. service through diplomatic channels;
3. if the person to be served is a national of the People's Republic of China, entrustment of the embassy or a consulate of the People's Republic of China in the state where such person is located with service on its behalf;
4. service on the agent *ad litem* appointed by the person to be served and authorized to accept service on his behalf;
5. service on the representative office, or the branch or business agent authorized to accept service, established within the territory of the People's Republic of China by the person to be served;
6. service by post, if permitted by the law of the state of the person to be served. If the acknowledgment of service is not returned within six months from the date of posting, but various circumstances justify the assumption that the documents have been served, the documents shall be deemed to have been served on the date of expiry of the time limit; or
7. if the documents cannot be served by any of the above methods, service may be effected by public announcement. The documents shall be deemed to have been served when six months have elapsed since the date of the public announcement.

Article 248: If a defendant does not have a domicile within the territory of the People's Republic of China, the people's court shall serve a copy of the statement of claim on the defendant and notify the defendant that he should submit a statement of defence within 30 days of receipt of the copy of the bill of defence. If the defendant applies for an extension of the time limit, the people's court shall decide on the application.

Article 249: If a party without a domicile within the territory of the People's Republic of China disagrees with the judgment or ruling rendered by the people's court of first instance, he shall have the right to lodge an appeal within 30 days from the date on which the judgment or ruling is served. The respondent shall file a statement of defence within 30 days after the date of receipt of the copy of the appeal petition. If a party is unable to lodge an appeal or to submit a defence within the statutory time limit and applies for an extension of the time limit, the people's court shall decide on the application.

Article 250: The period for the trial by the people's court of civil cases involving foreign parties shall not be subject to the restrictions of Articles 135 and 159 hereof.

PART TWENTY-SEVEN: PRESERVATION OF PROPERTY

Article 251: A party may apply to a people's court for preservation of property in accordance with Article 92 of this Law.

An interested party may apply to a people's court for preservation of property prior to the institution of an action in accordance with Article 93 hereof.

Article 252: After the people's court has ruled to allow preservation of property prior to the institution of an action, the applicant shall institute an action within 30 days. If the applicant fails to institute an action within the time limit, the people's court shall cancel the preservation of property.

Article 253: If, after the people's court has rendered a ruling to allow preservation of property prior to the institution of an action, the person against whom the application is made provides security, the people's court shall cancel the preservation of property.

Article 254: If an application for preservation of property is made wrongfully, the applicant shall compensate the person against whom the application is made for any loss incurred as a result of the ruling for the preservation of property.

Article 255: If a people's court decides that the preserved property needs to be kept under surveillance, it shall notify the relevant work unit that it should take charge of surveillance. The surveillance expenses shall be borne by the person against whom the application is made.

Article 256: An order of a people's court to cancel preservation shall be carried out by an execution officer.

PART TWENTY-EIGHT: ARBITRATION

Article 257: Where disputes that arise from economic, trade, transport or maritime activities involve foreign parties, if the parties have included an arbitration clause in their contract or subsequently reach a written arbitration agreement that provides that such disputes shall be submitted for arbitration to an arbitration institution of the People's Republic of China for foreign-related disputes or to another arbitration institution, no party may institute an action in a people's court.

If the parties have neither included an arbitration clause in their contract nor subsequently reached a written arbitration agreement, an action may be instituted in a people's court.

Article 258: If a party applies for preservation of property, the arbitration institution of the People's Republic of China for foreign-related disputes shall submit the application to the intermediate people's court of the place where the domicile of the person against whom the application is made is located or where the property is located.

Article 259: After an award has been made by an arbitration institution of the People's Republic of China for foreign-related disputes, no party may institute an action in a people's court. If a party fails to perform the arbitral award, the other party may apply for execution to the intermediate people's court of the

place where the domicile of the person against whom an application is made is located or where the property is located.

Article 260: If the person against whom the application is made presents evidence that proves that the arbitral award made by an arbitration institution of the People's Republic of China for foreign-related disputes involves any of the following circumstances, the people's court shall, after examination and verification by a collegiate bench formed by the people's court, rule to deny execution of the award:

1. the parties have neither included an arbitration clause in their contract nor subsequently reached a written arbitration agreement;
2. the person against whom the application is made was not requested to appoint an arbitrator or take part in the arbitration proceedings or the person was unable to state his opinions due to reasons for which he is not responsible;
3. the composition of the arbitration tribunal or the arbitration procedure was not in conformity with the rules of arbitration; or
4. matters decided in the award exceed the scope of the arbitration agreement or are beyond the arbitral authority of the arbitration institution.

If the people's court determines that the execution of the said award would be against public interest, it shall rule to deny execution.

Article 261: If a people's court rules to deny execution of an arbitral award, a party may, in accordance with a written arbitration agreement between the two parties, re-apply to the arbitration institution for arbitration, or institute an action in a people's court.

PART TWENTY-NINE: JUDICIAL ASSISTANCE

Article 262: Pursuant to international treaties concluded or acceded to by the People's Republic of China or in accordance with the principle of reciprocity, people's courts and foreign courts may request mutual assistance in the service of legal documents, investigation, collection of evidence, and other acts in connection with litigation, on each other's behalf.

If any matter in which a foreign court requests assistance would harm the sovereignty, security or public interest of the People's Republic of China, the people's court shall refuse to comply with the request.

Article 263: The request for and provision of judicial assistance shall be conducted through the channels stipulated in the international treaties concluded or acceded to by the People's Republic of China. Where no treaty relations exist, the request for and provision of judicial assistance shall be conducted through diplomatic channels.

The embassy or a consulate in the People's Republic of China of a foreign state may serve documents on, investigate, and take evidence from its citizens, provided that the law of the People's Republic of China is not violated and that no compulsory measures are adopted.

Except for the circumstances set forth in the preceding paragraph, no foreign agency or individual may, without the consent of the competent authorities of the People's Republic of China, serve documents, carry out an investigation or collect evidence within the territory of the People's Republic of China.

Article 264: The letter of request for judicial assistance and its annexes submitted to a people's court by a foreign court shall be accompanied by a Chinese translation or a text in another language as specified in the relevant international treaty.

The letter of request for judicial assistance and its annexes submitted to a foreign court by a people's court shall be accompanied by a translation in the language of that state or a text in another language as specified in the relevant international treaty.

Article 265: The judicial assistance provided by a people's court shall be carried out in accordance with the procedure prescribed by the law of the People's Republic of China. If a special method is requested by a foreign court, judicial assistance may also be provided using the special method requested, provided that such special method is not inconsistent with the law of the People's Republic of China.

Article 266: If a party applies for execution of a legally effective judgment or ruling made by a people's court and the party subject to execution or his property is not located within the territory of the People's Republic of China, the applicant may directly apply for recognition and execution to the competent foreign court. Alternatively, the people's court may, pursuant to an international treaty concluded or acceded to by the People's Republic of China or in accordance with the principle of reciprocity, request the foreign court to recognize and execute the judgment or ruling.

If a party applies for execution of a legally effective arbitral award made by an arbitration institution of the People's Republic of China for foreign-related disputes and the party subject to execution or its property is not located within the territory of the People's Republic of China, it shall directly apply for recognition and execution to the competent foreign court.

Article 267: If a legally effective judgment or ruling made by a foreign court requires recognition and execution by a people's court of the People's Republic of China, the party concerned may directly apply for recognition and execution to the competent intermediate people's court of the People's Republic of China. Alternatively, the foreign court may, pursuant to the provisions of an international treaty concluded between or acceded to by the foreign state and the People's Republic of China, or in accordance with the principle of reciprocity, request the people's court to recognize and execute the judgment or ruling.

Article 268: Having received an application or a request for recognition and execution of a legally effective judgment or ruling of a foreign court, a people's court shall review such judgment or ruling pursuant to international treaties concluded or acceded to by the People's Republic of China or in accordance

with the principle of reciprocity. If, upon such review, the people's court considers that such judgment or ruling neither contradicts the basic principles of the law of the People's Republic of China nor violates State sovereignty, security and the public interest, it shall rule to recognize its effectiveness. If execution is necessary, it shall issue an order of execution, which shall be implemented in accordance with the relevant provisions of this Law. If such judgment or ruling contradicts the basic principles of the law of the People's Republic of China or violates State sovereignty, security or the public interest, the people's court shall refuse to recognize and execute the judgment or ruling.

Article 269: If an award made by a foreign arbitration institution must be recognized and executed by a people's court of the People's Republic of China, the party concerned shall directly apply to the intermediate people's court of the place where the party subject to execution is domiciled or where his property is located. The people's court shall handle the matter pursuant to international treaties concluded or acceded to by the People's Republic of China or in accordance with the principle of reciprocity.

Article 270: This Law shall be implemented as of the date of promulgation. The *PRC, Civil Procedure Law (Trial Implementation)* shall be repealed simultaneously.

RECEIVED
2009 MAY 13 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

股份有限公司规范意见

股份有限公司规范意见

体改生[1992]第 31 号附件

1992 年 5 月 15 日

第一章　总　则

第一条　股份有限公司（以下简称公司）是指注册资本由等额股份构成并通过发行股票（或股权证）筹集资本，股东以其所认购股份对公司承担有限责任，公司以其全部资产对公司债务承担责任的企业法人。

第二条　公司必须遵守国家法律、法规及本规范意见（以下简称规范），维护国家利益和社会公共利益，接受政府有关部门的依法监督。

公司应遵守《股份制企业试点办法》及其配套政策。

第三条　公司的合法权益和经营活动依法受到保护，任何机关、团体和个人不得侵犯或者非法干涉。

第四条　公司不得成为其他营利性组织的无限责任股东。

公司作为其他营利性组织的有限责任股东时，对其他组织的投资总额，不得超过本公司净资产的百分之五十。但投资公司和政府授权部门批准的控股公司可不受此限。

第五条　公司名称中应标明“股份有限公司”字样，并应符合企业法人名称登记管理的规定。

第六条　公司以其主要办事机构所在地为住所。

第二章　设　立

第七条　公司可以采取发起方式或募集方式设立。

采取发起方式设立，公司股份由发起人认购，不向发起人之外的任何人募集股份。国家大型建设项目方可采用发起方式设立公司。

募集方式包括定向募集和社会募集两种。采取定向募集方式设立，公司发行的股份除由发起人认购外，其余股份不向社会公众公开发行，但可以向其他法人发行部分股份，经批准也可以向本公司内部职工发行部分股份。采取社会募集方式设立，公司发行的股份除由发起人认购外，其余股份应向社会公众公开发行。

采取发起方式设立和定向募集方式设立的公司，称为定向募集公司；采取社会募集方式设立的公司，称为社会募集公司。定向募集公司在公司成立一年以后增资扩股时，经批准可转为社会募集公司。

第八条　以募集方式设立公司的发起人认购的股份，不得少于公司应发行的股份总数的百分之三十五。

第九条　设立公司应有三个以上（含三个）发起人。

国营大型企业改组成为公司的，经特别批准，发起人可为该大型企业一人，但应采用募集方式设立公司。

第十条　公司发起人，是指按照本规范订立发起人协议，提出设立公司申请，认购公司股份，并对公司设立承担责任者。

公司发起人应是在中华人民共和国境内设立的法人（不含私营企业、外商独资企业）。但中外合资经营企业作发起人时不能超过发起人数的三分之一。自然人不得充当发起人。

第十一条　原有企业改组为公司，须将原有企业全部资产投入公司。原有企业可作为设立公司的发起人。不以原有企业作发起人时，原有企业的资产所有者应作为设立公司的发起人。

原有企业改组为公司时，应对原有企业的债权、债务进行清理，委托具有资格的资产评估机构进行资产评估和注册会计师进行验资，界定原有企业净资产产权。原有企业的债权、债务由改组后的公司承担。原有企业在公司设立后即自行终止。

原有企业改组为公司，如以原有企业为发起人，应经原有企业资产所有者批准并委派股东代表。

第十二条　公司注册资本应为在工商行政管理机关登记的实收股本总额。

股本总额为公司股票面值与股份总数的乘积。

公司注册资本的最低限额为人民币一千万元。有外商投资的公司的注册资本不应少于人民币三千万元。

第十三条　发起人达成设立公司协议后，可共同委托一个发起人办理设立公司的申请手续。

（一）以公司主营范围确定其行业主管部门，由行业主管部门负责审核公司设立的意见；

（二）国家规定需要报批的基本建设项目、技术改造项目、涉及外商投资项目和其他需要经政府有关部门批准的事项，应办理相应的批准手续；

（三）由原外商投资企业改组为公司的，对原合同、章程的修改应报原审批机关审查同意后，报中华人民共和国对外经济贸易部审查同意；

（四）发起人向政府授权审批公司设立的部门（由国家或省、自治区、直辖市的体改委牵头，以下简称政府授权部门）提交设立公司的协议书、申请书、可行性研究报告、公司章程、资产评估报告、验资报告、招股说明书和行业主管部门审查意见等文件，由政府授权部门审查、批准；

（五）外商投资股份达百分之二十五以上的公司，批准后由中华人民共和国对外经济贸易部核发批准证书；

（六）经政府授权部门批准后，发起人应自批准之日起三十日内到同级工商行政管理机关办理筹建登记手续。

第十四条　发起人提交的各项文件必须用中文书写。在发起人各方认为需要时，可商定再用一种外文书写，但以审批生效的中文文本为准。

第十五条　设立公司的申请书，应概要说明：

（一）发起人的名称、住所、法定代表人；

（二）公司的名称、目的及宗旨；

（三）公司的资金投向、经营范围；

（四）公司设立方式，总投资、股本总额、发起人认购比例、股份募集范围及募集途径；

（五）公司的股份总数、各类别股份总数、每股面值及股权结构；

（六）发起人基本情况、资信证明（原有企业改组为公司的，应说明改组理由）；

（七）其他需要说明的事项；

（八）提出申请的时间，发起人的法定代表人签名并加盖发起人单位公章。

第十六条　设立公司可行性研究报告应包括下列内容：

（一）公司的名称、住所；

（二）发起人的生产经营情况、资信状况和投资能力（原有企业改组为公司的，还应包括近三年生产经营、资产与负债、利润等情况）；

（三）公司总投资、股本总额、股份溢价发行测算、所需借贷资金、净资产占总资产比例；
（四）资金投向、规模、建设周期与费用估算；
（五）公司产品或经营范围、发展方向及市场需求状况；
（六）经济效益预测；
（七）其他需要说明的事项。

第十七条　公司章程必须载明：
（一）公司名称、住所；
（二）公司的宗旨、经营范围；
（三）公司的设立方式及其股份发行范围；
（四）公司注册资本、股份总数、各类别股份总数及其权益、每股金额；
（五）股份转让办法；
（六）股东的权利、义务；
（七）股东会的职权和议事规则；
（八）公司法定代表人（董事长或经理）及其职权；
（九）董事会的组成、职权和议事规则；
（十）经营管理机构的组成、职权和议事规则；
（十一）监事会的组成、职权和议事规则；
（十二）公司利润分配办法；
（十三）公司财务、会计、审计制度的原则；
（十四）劳动管理、工资福利、社会保险等规定；
（十五）章程修改的程序；
（十六）公司的终止与清算办法及程序；
（十七）通知和公告办法。
在不违反本规范的规定下，公司章程可对上款以外的其他事项作出规定。

第十八条　公司向社会公众公开发行股票，应按中国人民银行的有关规定，向中国人民银行或其授权的分行（以下简称人民银行）提出申请，经批准后方可发行。

第十九条　公司股份缴足后，发起人须于四十日内召集创立会议。会议应通知全体认股人参加，并在代表三分之二以上股份的认股人（或其委托的代理人）参加时会议即可召开。创立会议达不到代表三分之二以上的股份的认股人（或其委托的代理人）出席时，应按第四十八条的规定办理。
创立会议的职责是：
（一）听取、审查发起人关于设立公司的报告；
（二）通过发起人拟定的公司章程；

（三）选举公司的董事；
（四）选举公司的监事。
以上各项，须由创立会议决议通过，其中（一）、（三）、（四）项须符合第四十六条第（一）项的规定，第（二）项须符合第四十六条第（二）项的规定。

第二十条　创立会议后三十日内，董事会应向工商行政管理机关申请办理企业法人登记，并报送下列文件：
（一）登记申请书；
（二）政府授权部门批准设立文件；
（三）社会募集公司应提交人民银行批准募股的文件；
（四）公司章程；
（五）董事会成员及法定代表人名单（社会募集公司应附有简历）；
（六）创立会议记录；
（七）注册会计师出具的验资证明；
（八）其他要求的文件。
经工商行政管理机关核准登记注册后，公司即告成立，取得法人资格。

第二十一条　公司发起人应承担下列责任：
（一）公司发行的股份未能缴足时，应负连带认缴责任；
（二）公司不能成立时，对设立行为所产生的债务和费用负连带责任；
（三）社会募集公司不能成立时，对认股人已缴纳的股款，负返还股款及约定利息的连带责任；
（四）在设立过程中，由于发起人的过失致使公司受到损害时，负连带赔偿责任。

第三章　股　份

第二十二条　股东可以用货币投资，也可以用建筑物、厂房、机器设备等有形资产，或工业产权、非专利技术、土地使用权等无形资产折价入股。
以无形资产（不含土地使用权）作价所折股份，其金额一般不得超过公司注册资本的百分之二十。
用货币以外的其他资产折价入股的，须按国家有关规定对该资产进行评估和确认。
以国有资产折价入股的，须按国务院及国家国有资产管理局的有关规定办理资产评估、确认、验证手续。国有资产折价入股后形成的股份，符合第二十四条第（一）项的，构成国家股；符合第（二）项的，构成法人股。

第二十三条　公司设置普通股，并可设置优先股。

普通股的股利在支付优先股股利之后分配。普通股的股利不固定，由公司按照本规范确定的程序决定。

公司对优先股的股利须按约定的股利率支付。优先股不享有公司公积金权益。当年可供分配股利的利润不足以按约定的股利率支付优先股股利的，由以后年度的可供分配股利的利润补足。公司章程中可对优先股的其他权益作出具体规定。

公司终止清算时，优先股股东先于普通股股东取得公司剩余财产。

第二十四条　公司的股份按投资主体分为国家股、法人股、个人股和外资股。

（一）国家股为有权代表国家投资的政府部门或机构以国有资产投入公司形成的股份。

国家股一般应为普通股。

国家股由国务院授权的部门或机构，或根据国务院决定，由地方人民政府授权的部门或机构持有（以下简称持有国家股的部门、机构），并委派股权代表。

（二）法人股为企业法人以其依法可支配的资产投入公司形成的股份，或具有法人资格的事业单位和社会团体以国家允许用于经营的资产向公司投资形成的股份。

一个公司拥有另一个企业百分之十以上的股份，则后者不能购买前者的股份。

（三）个人股为社会个人或本公司内部职工以个人合法财产投入公司形成的股份。

一个自然人所持股份（不含外国和我国香港、澳门、台湾地区投资者所持外资股）不得超过公司股份总额的千分之五。

定向募集公司内部职工认购的股份，不得超过公司股份总额的百分之二十。

社会募集公司的本公司内部职工认购的股份，不得超过公司向社会公众发行部分的百分之十。由定向募集公司转为社会募集公司者，超过此限时不得再向内部职工配售股份。

社会募集公司向社会公众发行的股份，不少于公司股份总数的百分之二十五。国家另有规定的除外。

（四）外资股为外国和我国香港、澳门、台湾地区投资者以购买人民币特种股票形式向公司投资形成的股份。

根据资产的性质，国有资产投资形成的股份和集体所有资产投资形成的股份统称为公有股份。

第二十五条　公司的股份采取股票形式。但定向募集公司应以股权证替代股票（下同）。

定向募集公司不得发行股票，社会募集公司不得发行股权证。

第二十六条　公司股票应为记名股票。

股票一律用股东姓名或单位名称记名。

部门、机构持有的股票和法人持有的股票，应记载部门、机构或法人名称，不得另立户名或以代表人姓名记名。

自然人在股票上记载的姓名应与居民身份证或护照相一致。

第二十七条　公司不得发行无面值股票。

股票的发行价格不得低于股票的面值。

公司同次发行的同种类别股票，发行价格须一致。

第二十八条　股票是公司签发的证明股东按其所持股份享有权利和承担义务的书面凭证。

股票应载明下列事项：

（一）发行股票的公司的名称、住所；

（二）公司设立登记或新股发行之变更登记的文号及日期；

（三）公司注册资本、股份类别、每股金额、股票面值；

（四）本次发行的股份数；

（五）股东姓名或名称；

（六）股票号码；

（七）发行日期；

（八）其他需要载明的事项。

股权证除载明上款事项外，还应载明认购与转让范围。

股票由董事长签名，公司盖章后生效。

股票应加具人民银行批准募股的文号及日期；股权证应加具政府授权部门批准募股的文号及日期。

第二十九条　准许有外商投资的公司，经中国人民银行批准后可发行人民币特种股票（简称B种股票）。

B种股票是指以人民币标明股票面值，以外币认购和进行交易，专供外国和我国香港、澳门、台湾地区的投资者买卖的股票。

外国和我国香港、澳门、台湾地区的投资者不得买卖人民币股票（简称A种股票），非外国和我国香港、澳门、台湾地区的投资者不得买卖B种股票。

第三十条　股东可以按照国家有关规定和公司章程的规定转让股份，并可以赠与（公有股份不可赠与）、继承和抵押，但不得违反以下规定：

（一）采取发起方式设立的公司，公司股权证的转让须在法人之间进行；定向

募集方式设立的公司，其股权证按其原持有人身份，可在法人之间以及公司内部职工之间转让，本公司内部职工持有的股权证要严格限定在本公司内部，不得向公司以外的任何个人发行和转让。以上两种方式设立的定向募集公司在公司成立一年以后，增资扩股时如需转为社会募集公司，扩大股份的认购和转让范围，应按照国家规定的审批权限并按第三十四条的规定，经批准后方可进行，同时应换发股票；

（二）各种法人均不得将持有的公有股份、认股权证和优先认股权转让给本法人单位的职工，不得将以集体福利基金、奖励基金、公益金购买的股份派送给职工；

（三）国家股、外资股的转让需按国家有关规定进行；

（四）发起人认购的股份自公司成立之日起一年内不得转让；

（五）公司内部职工的股份（除去职和死亡者的股份外），在公司配售后三年内不得转让；

（六）公司董事和经理在任职的三年内不得转让本人所持有的公司股份。三年后在任职内转让的股份不得超过其持有公司股份额的百分之五十，并须经董事会同意。社会募集公司的董事或经理转让股份还应报国家或省、自治区、直辖市的体改委（以下简称体改部门）和人民银行备案；

（七）公司股份自公司清算之日起不得转让。

第三十一条　发起人以外的单个股东，欲获得社会募集公司股份总额的百分之十以上的股份时，必须通知公司，并经人民银行和体改部门批准。

第三十二条　公司非因减少资本等特殊情况，不得收购本公司股票，亦不得库存本公司已发行股票。特殊情况需收购、库存本公司已发行股票者，须报请体改部门、人民银行专门批准后方可进行。

第三十三条　股东遗失股票应公告声明所失股票失效，如九十日内公司未收到任何异议，遗失股票股东可以向公司申请补发股票。

第三十四条　公司增加资本发行股份，应由董事会制订方案，经股东大会通过增加资本和修改章程决议，并按规定办理相应手续。有外商投资的公司应报中华人民共和国对外经济贸易部，社会募集公司还应向人民银行申请发行股票，经批准后方可进行。

股份募足后，向原登记的工商行政管理机关申请增资变更登记。

第三十五条　公司增加股份，如用于投资项目，应符合国家产业政策和行业、地区发展规划。

第三十六条　公司增加股份的间隔时间不得少于十二个月。

第三十七条　公司增加股份时按发行价格计算的新股不得超过原有公司净资产。国家另有规定的除外。

第三十八条　公司连续两年盈利不足以支付优先股股利或支付优先股股利后两年内未支付普通股股利的，不得增加股份。

第四章　股东和股东会

第三十九条　公司的股份持有人为公司股东。股东按其持有股份的类别和份额享有权利、承担义务。

普通股股东有出席或委托代理人出席股东会并行使表决权的权利，每一股都拥有同等表决权。

优先股股东无表决权。但公司连续三年不支付优先股股利时，优先股股东即享有第四十一条规定的权利。

第四十条　法人作为公司股东时，应由法定代表人或法定代表人的代理人代表其行使权利。

第四十一条　股东有以下权利：

（一）出席或委托代理人出席股东会并行使表决权；

（二）依本规范及公司章程的规定转让股份；

（三）查阅公司章程、股东会会议纪要、会议记录和会计报告，监督公司的经营，提出建议或质询；

（四）按其股份取得股利；

（五）公司终止后依法取得公司的剩余财产；

（六）公司章程规定的其他权利。

第四十二条　股东有以下义务：

（一）遵守公司章程；

（二）依其所认购股份和入股方式缴纳股金；

（三）依其所持股份为限，对公司的债务承担责任；
（四）在公司办理工商登记手续后，股东不得退股；
（五）公司章程规定的其他义务。

另外，公司股份的认购人逾期不能缴纳股金，视为自动放弃所认股份。对公司造成损害的，应负赔偿责任。

第四十三条　股东会是公司的最高权力机构，对下列事项作出决议，行使职权：

（一）审议、批准董事会和监事会的报告；
（二）批准公司的利润分配及亏损弥补；
（三）批准公司年度预、决算报告，资产负债表、利润表以及其他会计报表；
（四）决定公司增、减股本，决定扩大股份认购范围或由定向募集公司转为社会募集公司，以及批准公司股票交易方式的方案；
（五）决定公司发行债券；
（六）选举或罢免董事会成员和监事会成员，决定其报酬和支付方法；
（七）决定公司的分立、合并、终止和清算；
（八）修改公司章程；
（九）审议代表百分之五以上（含百分之五）股份股东的提案；
（十）公司章程规定需由股东会作出决议的其他事项。

股东会的决议内容不得违反法律、法规、本规范以及公司章程。

第四十四条　股东会分为股东年会和股东临时会。

（一）股东年会每年召开一次，并应于每会计年度终结后六个月内召开；
（二）有下列情形之一，董事会应召开股东临时会：

1．董事缺额达三分之一时；
2．公司累计未弥补亏损达实收股本总额三分之一时；
3．代表公司股份百分之十以上（含百分之十）的两名以上（含两名）股东请求时；
4．董事会或监事会认为必要时。

第四十五条　股东会应由董事会召集，并于开会日的三十日以前但不得超过六十日通告股东。通告应载明召集事由。

股东临时会不得决定通告未载明事项。

第四十六条　股东会决议分普通决议和特别决议两种。

（一）普通决议应由代表股份总数二分之一以上的股东出席，并由出席股东的

二分之一以上的表决权通过；

（二）特别决议应由代表股份总数三分之二以上的股东出席，并由出席股东的三分之二以上的表决权通过。

第四十七条　股东会作出下列决议时，应由特别决议通过：

（一）公司增、减股本，扩大公司股份认购范围或由定向募集公司转为社会募集公司，股票交易方式；

（二）发行公司债券；

（三）公司合并、分立、终止和清算；

（四）修改公司章程；

（五）公司章程规定的需由特别决议通过的其他事宜

股东会作出的其他决议，由普通决议通过。

第四十八条　出席股东会的股东所代表的股份达不到第四十六条规定数额时，会议应延期二十日举行，并向未出席的股东再次通知。

延期后召开的股东会，出席股东所代表的股份仍达不到第四十六条规定的数额时，应视为已达法定数额，按实际出席股东所代表的股份数额计算表决权的比例达到第四十六条规定的比例时，大会作出的决议即为有效。

第四十九条　股东会决议时每一股有一票表决权。

第五十条　股东会议应作记录，会议的决议事项应形成会议纪要，会议记录及纪要应与出席股东的签名簿及代理出席的委托书一并保存。

第五十一条　第四十一条第（一）项、第四十三条至第四十九条不适用于优先股股东。

第五章　董事会和经理

第五十二条　董事会是公司的常设权力机构，向股东会负责。

董事会由不得少于五人（含五人）的奇数成员组成。

第五十三条　董事由股东会选举产生。董事可以由股东或非股东担任。

董事任期三年，可连选连任。

第五十四条　董事会应遵照国家法律、法规、本规范、公司章程及股东会决议履行职责。

第五十五条　董事会行使下列职权：

（一）决定召开股东会并向股东会报告工作；

（二）执行股东会决议；

（三）审定公司发展规划、年度生产经营计划；

（四）审议公司的年度财务预、决算，利润分配方案及弥补亏损方案；

（五）制订公司增、减股本，扩大股份认购范围或由定向募集公司转为社会募集公司，以及公司股票交易方式的方案；

（六）制订发行公司债券的方案和公司债务政策；

（七）决定公司重要资产的抵押、出租、发包和转让；

（八）制订公司分立、合并、终止的方案；

（九）任免包括公司经理、会计主管人员在内的高级管理人员，决定其报酬和支付方法；

（十）制订公司章程修改方案；

（十一）提出公司的破产申请；

（十二）公司章程规定的其他职权。

董事会作出前款决议事项，除第（五）、（六）、（七）、（八）、（十）项须由三分之二以上的董事表决同意外，其余可由半数以上的董事表决同意。董事长在争议双方票数相等时有两票表决权。

除本规范或公司章程规定由股东会决议事项外，董事会对公司重大业务和行政事项应有权作出决定。

第五十六条　董事会议每半年至少召开一次。董事会议由董事长召集，通知各董事时应书面载明事由。

经三分之一以上董事或公司经理提议，应召开特别董事会议。

召集董事会议的通知方式应在公司章程（或公司组织细则）中加以规定。

第五十七条　董事会开会时，董事应亲自出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应载明授权范围。

董事会议应作出记录，并由出席董事（包括未出席董事委托的代表）和记录员签字。董事有要求在记录上作出某些记载的权力。董事应依照董事会议记录承担决策责任。董事会的决议，违反第五十四条规定，致使公司受到严重损失时，参与决

议的董事对公司负赔偿责任。曾表示异议的董事，可免除责任。但不出席会议、又不委托代表的董事应视作未表示异议，不免除责任。

第五十八条　董事长由董事担任，由全部董事的三分之二以上选举和罢免。

第五十九条　董事长为公司法定代表人。董事长不能出任法定代表人时，由公司章程作出规定。

董事长行使下列职权：

（一）主持股东会和董事会；

（二）检查董事会决议的实施情况，并向董事会报告；

（三）签署公司股票；

（四）在发生战争、特大自然灾害等紧急情况下，对公司事务行使特别裁决权和处置权，但这种裁决和处置必须符合公司的利益，并在事后向董事会和股东会报告；

（五）公司章程规定或董事会决议授予的其他职权。

第六十条　除公司章程另有规定外，公司经理行使下列职权：

（一）组织实施股东会和董事会的决议，并将实施情况向董事会提出报告；

（二）全面负责公司的日常行政和业务活动；

（三）拟定公司的发展规划、年度生产经营计划和年度财务预、决算方案，以及利润分配方案和弥补亏损方案；

（四）任免和调配包括公司管理部门负责人（不含第五十五条第（九）项规定的人员）在内的管理人员和工作人员；

（五）决定对本公司职工的奖惩、升降级、加减薪，聘任、招用、解聘、辞退；

（六）代表公司对外处理业务；

（七）董事会授予的其他职权。

公司经理行使职权时，不得变更股东会和董事会的决议或超越授权范围。

第六十一条　凡有下列情况之一者，不能担任公司的董事或经理：

（一）无民事行为能力者和限制民事行为能力者；

（二）因经营管理不善被依法撤销或宣告破产企业的负有主要责任的董事、经理或厂长，自核准注销之日起未满三年者；

（三）因违法经营被吊销营业执照的企业原法定代表人，自决定吊销营业执照之日起未满三年者；

（四）刑满释放、假释或缓刑考验期满和解除劳教人员，自刑满释放、考验期满或解除劳教之日起未满三年者；

（五）因触犯刑法被司法机关立案调查，尚未结案者；
（六）国家法律、法规和政策规定不能担任企业领导职务者。

第六十二条　董事和经理对公司负有诚信和勤勉的义务，不得从事与本公司有竞争或损害本公司利益的活动。

第六章　监　事　会

第六十三条　公司可设立监事会，对董事会及其成员和经理等管理人员行使监督职能。

第六十四条　监事会成员不得少于三人（含三人）。监事任期三年，可连选连任。

监事会成员的三分之一以上（含三分之一），但不超过二分之一由职工代表担任，由公司职工推举和罢免。

监事会成员的三分之二以上（含三分之二），但不低于二分之一由股东大会选举和罢免。

监事会主席由全部监事的三分之二以上选举和罢免。

监事不得兼任董事、经理及其他高级管理职务。

第六十五条　监事会行使下列职权：
（一）监事会主席或监事代表列席董事会议；
（二）监督董事、经理等管理人员有无违反法律、法规、本规范、公司章程及股东会决议的行为；
（三）检查公司业务、财务状况，查阅帐簿和其他会计资料，并有权要求执行公司业务的董事和经理报告公司的业务情况；
（四）核对董事会拟提交股东会的会计报告、营业报告和利润分配方案等财务资料，发现疑问可以公司名义委托注册会计师、执业审计师帮助复审；
（五）建议召开临时股东会；
（六）代表公司与董事交涉或对董事起诉。
监事会向股东会负责并报告工作。

第六十六条　监事会决议应由三分之二以上（含三分之二）监事表决同意。

第六十七条　监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员的费用，由公司承担。

第七章　财务会计与审计

第六十八条　公司应按照国家（试点期间可分别按财政部和审计署）有关法律、法规和政策制订公司的财务会计制度和内部审计制度。

第六十九条　公司应按财政部、国家统计局的规定，向有关政府部门报送报表，试点期间还应抄报体改部门。编制的年度资产负债表、利润表、财务状况变动表和其它有关附表等，应在股东会召开二十日前备置于公司住所，供股东查阅。年度会计报告须经注册会计师验证。

社会募集公司应按照有关规定公告有关文件。

第七十条　公司缴纳所得税后的利润，应按下列顺序分配：

（一）弥补亏损；

（二）提取法定盈余公积金；

（三）提取公益金；

（四）支付优先股股利；

（五）提取任意盈余公积金；

（六）支付普通股股利。

优先股股利和普通股股利均不得在成本、费用中列支。

第七十一条　公积金分为盈余公积金和资本公积金两类：

（一）盈余公积金。盈余公积金分为法定盈余公积金和任意盈余公积金两种：

1．法定盈余公积金按照税后利润的百分之十提取，当盈余公积金已达注册资本百分之五十时可不再提取；

2．任意盈余公积金按照公司章程规定或股东会决议提取和使用。

（二）资本公积金。下列款项应列入资本公积金：

1．超过股票面额发行所得的溢价额；

2．接受赠与；

3．按照国家有关规定应列入的其他款项。

第七十二条　法定盈余公积金和资本公积金的用途限于下列各项：

（一）弥补亏损。公司可使用盈余公积金弥补亏损。

（二）转增股本。公司可经股东会决议，将公积金转为股本，按股东原有股份比例发给新股或增加每股面值。但法定盈余公积金转增股本时，以转增后留存的该项公积金不少于注册资本的百分之二十五为限。

（三）国家另有规定的其他用途。

第七十三条　公司弥补亏损、提取法定盈余公积金和公益金前，不得分配股利。

公司违反前款规定时，债权人有权要求赔偿所受的损失。

第七十四条　公益金用于本公司职工的集体福利。

第七十五条　公司当年无利润时，不得分配股利。但公司已用盈余公积金弥补亏损后，公司为维护其股票信誉，经股东会特别决议，可按不超过股票面值百分之六的比率用盈余公积金分配股利，但分配股利后公司法定盈余公积金不得低于注册资本的百分之二十五。

公司可供分配的利润不足以按不超过股票面值百分之六的比率支付股利时，亦可按上款办理。

第七十六条　公司分配股利可采取下列形式：

（一）现金；

（二）股票。

第七十七条　公司普通股股利，应按各股东持有股份比例进行分配。

第七十八条　国家股的股利按国家规定组织收取。

第七十九条　公司应当按税务机关规定代扣并代缴个人股东股利收入的应纳税金。

第八十条　公司实行内部审计制度，设立内部审计机构或配备内部审计人员，依公司章程规定在监事会或董事会领导下对公司的财务收支和经济活动，进行内部审计监督。

第八章　章　程　修　改

第八十一条　公司根据需要可修改公司章程，修改后的章程不得与法律、法规及本规范相抵触。

第八十二条　修改公司章程，应按下列程序：

（一）由董事会依第五十五条规定提出修改章程的提议；

（二）把上项内容通知股东，并召集股东会，依第四十七条规定由股东会通过修改章程的决议；

（三）依股东会通过的修改章程决议，拟定公司章程的修改案。

第八十三条　对公司章程作如下修改，公司应报体改部门审查同意后，向工商行政管理机关申请变更登记：

（一）更改公司名称；

（二）更改、扩大或缩小公司的经营范围；

（三）增加或减少公司发行的任何类别股份的总数；

（四）更改公司全部或部分股份类别，以及更改全部或部分的优先权；

（五）增设新的股份类别；

（六）扩大股份认购范围或由定向募集公司转为社会募集公司，改变公司股票交易方式；

（七）增设或取消可转换证券；

（八）改变每股股票面额；

（九）章程确定需经股东会特别决议通过的其他条款的变更。

除此以外的其他章程变动，公司应直接向工商行政管理机关申请变更登记。

公司应将变更登记后的修改条款通告股东。

未经工商行政管理机关核准变更登记，任何对公司章程的修改不得生效。

第八十四条　公司变更章程，涉及变更名称、住所、经营范围、注册资本等登记注册事项，以及要求公告的其他事项，应予公告。

第九章　合并与分立

第八十五条　公司合并可以采取吸收合并和新设合并两种形式。

吸收合并指公司接纳一个或一个以上的企业加入本公司，加入方解散，取消法

人资格，接纳方存续。

新设合并指公司与一个或一个以上的企业合并成立一个新公司。原合并各方解散，取消法人资格。

第八十六条　公司合并应由合并各方签订合并协议。合并协议应包括下列主要内容：

（一）合并各方的名称、住所；
（二）合并后存续公司或新设公司的名称、住所；
（三）合并各方的资产状况及其处理办法；
（四）合并各方的债权债务处理办法；
（五）存续公司或新设公司因合并而增资所发行的股份总数、种类和数量；
（六）合并各方认为需要载明的事项。

第八十七条　公司决议合并时，应即向各债权人分别通知并公告，并在九十日内确认债务。

第八十八条　存续公司或新设公司继续承担因合并而解散的公司的经确认的债权债务。

因合并而解散的企业不得隐匿债权债务。

第八十九条　合并各方应于合并协议缔结后向原行业主管部门提出合并申请，参照第十三条的规定进行审查后报政府授权部门批准。经批准后三十日内持下列文件向工商行政管理机关分别申请变更登记、设立登记或注销登记，并在三十日内向税务机关申报办理变更登记、重新登记或注销登记：

（一）合并申请书；
（二）政府授权部门批准文件；
（三）合并各方股东会（或其所有者）同意合并的决议；
（四）合并合同；
（五）存续公司或新设公司的章程；
（六）经注册会计师验证的合并前各方的资产负债表、利润表以及注册会计师的查帐报告等；
（七）应当提交的其他文件。

公司在办理完上款手续后须进行公告。

第九十条　政府授权部门如认为公司合并违反国家有关禁止垄断和不正当竞争的法规、政策，应不予批准。

第九十一条　公司分立，以下列方式进行：
（一）公司以其部分财产和业务另设一个新的公司，原公司存续；
（二）公司全部财产分别归入两个以上的新设公司，原公司解散。

第九十二条　公司应于分立的九十日前通知和公告各债权人，债权人提出异议的，公司可选择立即清偿债务或规定分立后的新设公司之一或全体提供偿债担保。

第九十三条　公司分立时，应由分立各方签订分立协议。分立协议中应明确划分分立各方的财产、营业范围、债权债务等。

第九十四条　公司分立，应由公司向行业主管部门提出申请，参照第十三条规定进行审查后报政府授权部门批准。经批准后三十日内持下列文件向工商行政管理机关分别申请变更登记、设立登记或注销登记，并在三十日内向税务机关申报办理变更登记、重新登记或注销登记：
（一）分立申请书；
（二）政府授权部门批准文件；
（三）分立协议；
（四）股东大会同意分立的决议；
（五）分立各方的公司章程；
（六）经注册会计师验证的分立前公司的资产负债表、利润表以及注册会计师的查帐报告等；
（七）应当提交的其他文件。
公司在办理完上款手续后须进行公告。

第十章　终止与清算

第九十五条　公司有以下情形之一的，应予终止并进行清算：
（一）公司营业期限届满；
（二）公司章程规定的解散事由出现；
（三）公司设立的宗旨业已实现，或根本无法实现；
（四）股东会决定解散；
（五）违反国家法律、法规及本规范，危害社会公共利益被依法撤销；
（六）公司宣告破产。
公司依第（六）项终止的，比照适用《中华人民共和国企业破产法（试行）》

的有关规定。

第九十六条　公司依第九十五条第（一）、（二）、（三）、（四）项终止的，董事会应将公司终止事宜通知各股东，召开股东会，确定清算组人选，发布终止公告。

公司应在终止公告发布之后十五日内成立清算组。

第九十七条　公司清算组成立后，应在十日内通知债权人，并于两个月内至少公告三次。债权人应自通知书送达之日起三十日内，未接通知书的自公告之日起九十日内向清算组申报其债权。

债权人未在前款规定的期限内申报债权的不列入清算之列，但债权人为公司明知而未通知者，不在此限。

第九十八条　清算组的职权如下：

（一）制定清算方案，清理公司财产，编制资产负债表和财产清单；

（二）处理公司未了结的业务；

（三）收取公司债权；

（四）偿还公司债务，解散公司从业人员；

（五）处分公司剩余财产；

（六）代表公司进行诉讼活动。

第九十九条　清算组在发现公司财产不足清偿债务时，应立即停止清算，并向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，由人民法院处理破产，清算组应将清算事务向其移交。

第一百条　公司决定清算后，任何人未经清算组批准，不得处分公司财产。

公司财产优先拨付清算费用后，清算组应按下列顺序清偿：

（一）自清算之日起前三年所欠公司职工工资和社会保险费用；

（二）所欠税款和按国务院行政法规应缴纳的税款附加、基金等；

（三）银行贷款、公司债券及其他债务。

第一百零一条　清算组未依前条顺序清偿，不得将公司财产分配给各股东。

违反前款规定所作的财产分配无效，债权人有权要求退还，并可请求赔偿所受的损失。

第一百零二条　公司清偿后，清算组应将剩余财产分配给各股东。分配顺序是：

（一）按优先股股份面值对优先股股东分配；如不能足额偿还优先股股金时，按各优先股股东所持比例分配。

（二）按各普通股股东的股份比例进行分配。

第一百零三条　清算结束后，清算组应提出清算报告并造具清算期内收支报表和各种财务帐册，必须经注册会计师验证，报政府授权部门批准后，向工商行政管理机关和税务机关办理注销登记，并公告公司终止。

第十一章　罚　则

第一百零四条　有下列行为之一者，由工商行政管理机关对公司给予处罚，必要时追究当事者责任。

（一）未按本规范规定事项或期限办理公司各类设立手续的；

（二）未经核准登记注册擅自以公司名义进行活动的；

（三）公司登记时弄虚作假的；

（四）超越公司登记范围经营业务或从事非法经营活动的；

（五）公司作为其他营利组织的有限责任股东，其投资总额超过本公司净资产的百分之五十的；

（六）公司增加资本时违反第三十四条规定，未经工商行政管理机关变更登记的；

（七）公司终止清算时违反第九十七条第一款规定的；

（八）公司利用合并、分立、终止和清算之机，抽逃资金、隐匿财产、隐匿或捏造债权和债务、逃避债务的；

（九）清算组违反第一百条规定的。

第一百零五条　公司有下列行为之一的，由财政机关或税务机关给予处罚：

（一）公司董事、经理报酬的确定和报告违反第四十三条第（六）项、第五十五条第（九）项规定的；

（二）公司不按规定将公司章程、股东名册、股东会议记录及纪要、资产负债表、利润表、财务状况变动表等文件备置于公司，或对上述文件作虚假记载的；

（三）公司不按规定向政府有关部门报送会计报表、隐匿部分会计报表不报或对会计帐表作虚假记载的；

（四）公司违反第七十条规定分配股利的；

（五）公司未按第七十一条规定提取法定盈余公积金和将所列款项列入资本公积金的；

（六）公司未按第七十二条、第七十五条规定使用公积金的；

（七）公司未履行第七十九条规定的代扣义务的；

（八）公司设立帐外资金的；

（九）社会募集公司不按规定的格式和内容进行财务公告，或在财务公告中有虚假说明、误导性陈述、重大遗漏的。

第一百零六条　有下列行为之一的，由体改部门责令其改正，拒不执行的，送由工商行政管理机关给予处罚：

（一）发起人为设立公司提交的协议书、申请书、公司章程及其他文件，有虚假说明、误导性陈述或重大遗漏；

（二）公司未按公司章程运作；

（三）公司未按规定程序修改章程；

（四）公司股东会间隔时间违反第四十四条第（一）项规定；

（五）公司董事会间隔时间违反第五十六条第一款规定；

（六）公司股东会未按规定作出会议记录和会议纪要；

（七）公司董事会未按规定作出会议记录。

第一百零七条　公司有下列行为之一的，由人民银行（或体改部门）责令其改正，拒不执行的，送由工商行政管理机关给予处罚：

（一）公司发起人和本公司内部职工所占公司股份比例违反第八条，一个自然人持有公司股份比例违反第二十四条第（三）项规定；

（二）公司未经批准即募集股份，或在募股申请文件和募股说明书中有虚假说明、误导性陈述或重大遗漏者；

（三）定向募集公司向本公司内部职工之外的社会个人发行股权证或给其办理股东登记过户手续；

（四）公司股票发行价格违反第二十七条规定；

（五）公司违反第三十七条规定发行新股；

（六）一企业获得了一社会募集公司股份总额的百分之十以上的股份时，不按规定通知后者或未得到人民银行、体改部门批准。

第一百零八条　转让股份违反第三十条规定，应对行为人或直接责任人处以罚款。

第一百零九条　公司经核准登记后无正当理由超过六个月不开始营业，或开始营业后自行停业六个月以上的，由工商行政管理机关收缴并注销其营业执照。

第一百一十条　公司董事或经理违反第六十二条规定对公司造成严重经济损失的，应向公司赔偿经济损失；构成犯罪的，由司法机关追究刑事责任。

第一百一十一条　公司依本罚则上述有关条款受处罚时，处罚机关应令其限期纠正违法行为，并应视具体情节对违法行为的直接责任人给予处罚；情节严重构成犯罪的，提交司法机关依法追究刑事责任。

前款直接责任人给公司造成损害的，应承担赔偿责任。

第一百一十二条　注册会计师、执业审计师、律师等专业人员或机构违反本规范和国家有关法规，提供虚假、误导或有重大遗漏报告的，由主管机关给予处罚，并依法追究法律责任。

第一百一十三条　政府工作人员执行公务中违反本规范，徇私作弊，滥用职权者，由监察机关给予处罚。

第一百一十四条　具体处罚办法按照现行有关规定执行；没有规定的，分由工商行政管理机关、财政机关、税务机关、监察机关等制订。

第十二章　附　则

第一百一十五条　经中华人民共和国对外经济贸易部核发批准证书的公司，除按本规范执行外，比照执行外商投资企业的有关法律、法规。

第一百一十六条　人民币特种股票的发行和转让中的有关外汇事宜须按外汇管理机关的规定办理。

第一百一十七条　人民币特种股票的股利和转让所得在依法纳税后，可以按中国人民银行和外汇管理机关规定的手续汇出境外。

第一百一十八条　深圳市可继续执行其人民政府颁布的《深圳市股份有限公司暂行规定》。

第一百一十九条　本规范由国家体改委负责解释。在试行过程中遇到问题，由公司住所所在省、自治区、直辖市的体改委协调，并指导和监督公司按本规范进行运作。

Translation



Opinion on Regulating Limited Companies

On May 15, 1992, By State Reforms Commission

Chapter One General Provisions

Article 1 The limited Company (hereinafter referred to as The Company) refers to enterprise legal entity whose registered capital consists of equal shares and whose stock offer is through issuance of stocks (or stock right certificate), with shareholders bear limited liability to the Company with their respective shares and the Company being responsible for its liabilities with all its assets.

Article 2 The Company must abide by state laws, regulations and this Opinion on Regulation (hereinafter referred to as Regulation), safeguard state interest and public interest and be under the supervision of relevant authorities of the state.

The Company must abide by "Trial Measures for Limited Enterprises" (T.G.S. [1992] No. 30) and its coordinating policies.

Article 3 The legal rights and operation activities shall be protected by law; no organizations, associations or individuals may infringe on or interfere with the same illegally.

Article 4 The Company must not become a shareholder with unlimited liability of any other organizations of profit nature.

Should the Company become a shareholder with limited liability of other organizations of profit nature, the total investment in other organizations must not surpass 50% of the net assets of the Company. The same may not apply to investment companies and holding companies approved by government authorities.

Article 5 The name of the Company must be marked with "Limited Company / Company Limited" and shall conform to regulations concerning name registration of enterprise legal entities.

Article 6 The location of the main office of the Company shall be its address.

Chapter Two Establishment

Article 7 The Company may be established through initiation or through stock offer.

In establishment through initiation, the shares of the Company shall be subscribed by the initiators rather than other people. Large state construction projects may adopt initiation in company establishment.

Establishment through stock offer includes directional stock offer and social stock offer. In directional stock offer, the shares issued by the Company shall be purchased by initiators rather than the general public, but part of the shares may be purchased by other legal entities. Part of the shares may also be purchased by the employees of the Company with approval. In social stock offer, the shares issued by the Company shall be purchased by initiators and the general public.

Companies established through initiation and directional stock offer are called directional established companies; companies established through social financial are called social established companies. Directional established companies can be turned into social established companies after approval one year after establishment.

Article 8 In companies established through stock offer, the shares purchased by the initiators must not be below 35% of the total shares issued.

Article 9 There shall be three or more (including three) initiators in company establishment.

Should big state-owned enterprises restructure into companies, with special approval, the initiator may solely be the big state-owned enterprise, but the company establishment must be through stock offer.

Article 10 Company initiators refer to those who sign initiators agreement according to this Regulation, file application for company establishment, subscribe to company shares and bear liabilities to company establishment.

Company initiators shall be legal entity established in the People's Republic of China (not including private enterprises or solely foreign-owned enterprises). Should Sino-foreign joint ventures act as initiators, they must not stand for over 1/3 of all initiators. Natural persons must not act as initiators.

Article 11 Should an enterprise be restructured into a Company, all the assets in the original enterprise must be invested into the Company. The original enterprise may act as the initiator of the Company. Should the original enterprise not act as initiator, the owner of the assets in the original enterprise shall act as the initiator of the Company.

Should an enterprise be restructured into a Company, the creditor's rights and liabilities of the original enterprise must be cleared up. Qualified assets appraisal organization and certified public accountants firm shall undertake to appraise the

assets and verify the assets so as to define the net assets of the original enterprise. The creditor's rights and liabilities of the original enterprise shall be borne by the Company after restructuring. The original enterprise shall automatically terminate upon the establishment of the Company.

In restructuring the original enterprise into a Company, should the original enterprise act as initiator, the owner of the assets in the original enterprise shall approve and designate shareholder's representative.

Article 12 The registered company assets shall be the total paid-in capital registered at administration for industry and commerce.

The total share capital shall be the par value of the share multiplied by the total number of shares.

The minimum registered capital of the Company shall be RMB10,000,000 yuan. The registered capital of Companies invested by foreign capital shall be not less than RMB30,000,000 yuan.

Article 13 After the initiators have signed the agreement for company establishment, they can entrust one initiator to handle application procedures of company establishment.

(1) determine the Company's competent authority according to the Company's scope of business and the competent authority shall examine and verify the opinions on company establishment;
(2) In regard to infrastructure projects, technical reform projects, projects related to foreign investment and other projects that require the approval of relevant authorities of the government, related approval procedures must be performed;
(3) In regard to foreign-invested enterprises restructuring into Companies, the amendments to the original contract and Articles of Association shall be approved by the original authorities of approval and reported to Foreign Economy and Trade Commission of the P.R.C. for approval;
(4) The agreement, application, feasibility research report, Articles of Association, Capital Verification Report, Explanation on Capital Raising and verification opinion from competent authorities submitted by the initiators to the organizations authorized by the government to examine company establishment (or led by the System Reform Committee of state, province, autonomous region and municipality) shall be examined and approved by authorized organizations of the state;
(5) Companies with over 25% of the shares held by foreign investors shall be issued certificate by the Foreign Economy and Trade Commission of the P.R.C. upon approval;

(6) After the approval by organizations authorized by the government, the initiators shall perform preparation and registration procedures at administration for industry and commerce on the same level within 30 days since approval;

Article 14 The documents submitted by the initiators must be written in Chinese; the initiators can agree to write in a foreign language if necessary. The Chinese version approved and with due effect shall prevail.

Article 15 The Application of company establishment shall briefly explain the following:

(1) The name, address and legal representative of the initiators;
(2) The name, purpose and guideline of the Company;
(3) The investment orientation and scope of business of the Company;
(4) The establishment mode, total investment, total share capital, initiators' ratio of investment, scope of stock offer and means of stock offer;
(5) The total shares of the Company, various kinds of shares and their total numbers, par value and stock right structure;
(6) The basic information and bank statement of the initiators (in regard to the original enterprise being restructured into a Company, the purpose for restructuring must be stated);
(7) Other issues to be explained;
(8) Time of application, signatures of the legal representatives of the initiators and the seal of initiators;

Article 16 The feasibility research report for company establishment shall include the following:

(1) The name and address of the Company;
(2) The business situation, bank statement and investment ability of initiators (in regard to the original enterprise being restructured into a Company, the business, assets and liabilities, profits, etc. shall be included);
(3) The total investment of the Company, total share capital, estimation of share premium, loan capital needed, ratio between net assets and total assets;
(4) Investment orientation, scale, construction cycle and cost estimation;
(5) Company products or business scope, development orientation and market need;
(6) Economic benefit estimation;
(7) Other issues to be explained.

Article 17 The Articles of Association of the Company must state:

(1) The name and address of the Company;

(2) The guideline and scope of business of the Company;
(3) The establishment mode and scope of share issuance of the Company;
(4) The registered capital of the Company, total shares, various kinds of shares and their total numbers, stock rights, par value;
(5) Share transfer means;
(6) Shareholders' rights and obligations;
(7) The functions and power of shareholders' meeting and the by-laws;
(8) The legal representative (Chairman of Board or Manager) of the Company and his functions and powers;
(9) The composition, functions and power of Board of Directors and the by-laws;
(10) The composition, functions and power of operation and management organizations and the by-laws;
(11) The composition, functions and power of Board of Supervisors and the by-laws;
(12) The profit distribution measures of the Company;
(13) The principles of finance, accounting and auditing system of the Company;
(14) Regulations on labor management, salary, welfare and social insurance;
(15) The amendment procedures for Articles of Association;
(16) The termination of the Company, liquidation measures and procedures;
(17) Notification and Announcement measures.

Under the conditions of not violating the provisions therein, the Articles of Association can regulate other issues besides the foregoing.

Article 18 Should the Company issue shares to the general public, an application shall be made to the People's Bank of china or its authorized branches (hereinafter referred to as the People's Bank) according to relevant regulations of the People's Bank of China; such shares can be issued only after being approved for issuance.

Article 19 After the shares of the Company have been paid in full, the initiators shall hold an establishment meeting within 40 days. The meeting shall be known to all share subscribers and can only be held on the condition that subscribers representing over 2/3 of the shares (or their attorneys) attend the meeting. Should the subscribers attending the meeting fail to represent 2/3 of the shares, relevant provisions in Article Forty shall prevail.

The duty of the establishment meeting shall be:
(1) Listen to and examine the reports by initiators on company establishment;
(2) Approve the Articles of Association drawn up by the initiators;
(3) Elect the directors of the Company;
(4) Elect the supervisors of the Company.

The establishment meeting shall resolve on the foregoing; item 1, 3 and 4 must conform to provisions in Item 1, Article 16; item 2 must conform to provisions in

Item 2, Article 46.

Article 20 Within 30 days since the establishment meeting, the Board of Directors shall apply for registration as enterprise corporations at administration for industry and commerce and submit the following documents:

(1) Registration Application;
(2) Establishment Approval by organizations authorized by the government;
(3) Stock offer approval by the People's Bank, in the case of social established Companies;
(4) Articles of Association;
(5) List of members of the Board of Directors and legal representative (attached with CV in case of social established Companies);
(6) Minute to establishment meeting;
(7) Capital Verification Certificate issued by certified public accountant;
(8) Other documents demanded.

After registration upon verification by administration for industry and commerce, the Company shall be duly established and shall acquire the qualification as legal entity.

Article 21 The initiators of the Company shall bear the following obligations:
(1) Should the shares issued by the Company fail to be subscribed in full, the initiators shall bear joint obligation to subscribe;
(2) Should the Company fail to be established, the initiators shall jointly bear the debts and costs involved in establishment procedure;
(3) Should the social established Companies fail to be established, the initiators shall jointly bear the obligation to return the share capital from the subscribers and the interest:
(4) In the establishment process, should the initiators' lapse lead to damage to the Company, the initiators shall bear joint obligation to compensate.

Chapter Three Shares

Article 22 The shareholders can invest with currency, or with tangible assets such as buildings, workshops, machinery and facilities, or with intangible assets such as industrial property right, non-patent technology and land use right.

Shares invested with intangible assets (not including land use right) shall not exceed 20% of the registered capital of the Company as a rule.

In regard to investment with assets other than currency, such assets shall undergo appraisal and confirmation according to relevant rules of the state.

In regard to investment with state-owned assets, relevant formalities concerning asset

appraisal, confirmation and verification shall be performed according to provisions of relevant regulations of the state council and state-owned assets administration. Shares invested with state-owned assets in conformity with Item 1, Article 24 shall become state shares; those in conformity with Item 2, Article 24 shall become legal entity shares.

Article 23 The Company shall issue common shares and may also issue priority shares.

The dividend of common shares shall be honored after the distribution of dividend of priority shares. The dividend of common shares is not fixed and is subject to the by-laws stated in this Regulation by the company.

The Company shall pay for the dividend of priority shares according to the rate agreed. The priority shares shall not enjoy the rights and interests of public reserve fund of the Company. Should the distributable profit of the year be insufficient to pay for the dividend of priority shares per the agreed dividend rate, the distributable profit of the coming years shall be used to complement such. The Articles of Association may make specific rules concerning other rights and interests of the priority shares.

Upon the termination and liquidation of the Company, the shareholders of priority shares shall take priority over shareholders of common shares in getting the remaining property of the Company.

Article 24 The shares of the Company shall be divided into state shares, legal entity shares, individual shares and foreign investment shares according to the principal of the shares.

(1) State shares refer to the shares purchased with state assets by government organs or organizations authorized to make investment on behalf of the state.

State shares shall generally be common shares.

State shares shall be determined by organs or organizations authorized by the state council or be determined by the state council, held by organs or organizations authorized by local people's government (hereinafter referred to as organs and organizations holding state shares), who shall send shareholders' representative.

(2) Legal entity shares refer to shares purchased by legal entities with their governable assets, or shares purchased by institutions and social organizations qualified for legal entity status with the state assets permitted to be used in business operation.

Should a Company possess over 10% of the shares of another enterprise, the latter may not purchase the shares of the former.

(3) Individual shares refer to shares purchased by individuals in public or the employees of the Company with their legal property.

The shares held by a natural person (not including the foreign investment shares held by investors from foreign countries, Hong Kong, Macau and Taiwan) must not exceed 5‰ of the total shares of the Company.

The shares purchased by the employees of the Company in directional stock offer must not exceed 10% of the shares issued to the general public by the Company. In regard to a directional established company turning into a social established company, should the foregoing limit be exceeded, no shares shall be distributed on ration to the employees of the Company.

The shares issued to the general public by a social established company must not be under 20% of the total shares of the Company, except otherwise provided by the state.

(4) Foreign investment shares refer to the shares purchased by investors from foreign countries, Hong Kong, Macau and Taiwan in the form of RMB special stocks.

According to the nature of assets, shares invested with state assets and collectively owned assets shall be called public-owned shares.

Article 25 The shares of the Company shall adopt the form of stocks, while directional established companies shall substitute stocks with stock right certificate. (The same holds true below.)

Directional established company must not issue stocks; nor shall social established company issue stock right certificate.

Article 26 The company stocks shall be registered stocks.

The stocks shall all be registered under the names of the shareholders or institutions.

The stocks held by organs and organizations and the stocks held by legal entities shall be registered under the names of the organs, organizations or legal entities and must not be under different names or the names of their legal representatives.

The names of natural persons registered on the stocks shall be the same as those on the ID cards or passports.

Article 27 The Company must not issue stocks without par value.

The issuance price of stocks must not be below the par value of the stocks.

The stocks of the same type issued by the Company at the same time shall have the same issuance price.

Article 28 Stocks are the written certificates which are issued by the Company as a proof of the rights and obligations of the shareholders.

Stocks shall state the following issues:

(1) The name and address of the Company that issue the stocks;
(2) The document number and the date of the alteration registration concerning Company establishment or new stock issuance;
(3) The registered capital of the company, type of stocks, value of each stock and par value of the stock;
(4) The number of stocks issued this time;
(5) The names of shareholders;
(6) Serial number of the stock;
(7) Issuance date;
(8) Other issues to be stated.

Apart from the above issues, the stock right certificate shall also state the scope of purchase and transfer.

The stock shall be signed by Chairman of Board and affixed with the seal of the Company before taking effect.

The stock shall be affixed with the document number and date of the approval from the People's Bank; the stock right certificate shall be affixed with the document number and date of the approval from government authorities.

Article 29 The Company permitted to have foreign investment can issue RMB special stocks (shortened as B stock) by approval from the People's Bank.

B stocks refer to stocks with par value in RMB, purchased and transacted in foreign currency and designed specially for transactions by the investors from foreign countries, Hong Kong, Macau and Taiwan.

Investors from foreign countries, Hong Kong, Macau and Taiwan must not purchase and transact RMB stocks (shortened as A stock); investors not from foreign countries, Hong Kong, Macau and Taiwan must not purchase and transact B stocks.

Article 30 In accordance with relevant regulations of the state and Articles of Association, the shareholders can transfer their shares, donate (inapplicable for public-owned shares), inherit and mortgage the same; the shareholders must not violate the following provisions:

(1) In the Companies established by initiation, the transfer of stock right certificate must be between legal entities; in the Companies established by stock offer, the transfer of stock right certificate can be between legal entities and the employees of the Company based on the identity of the original holder. The stock right certificate held by the employees of the Company must be strictly transferred within the Company rather than to any individuals outside the Company. One year after the establishment of the directional established companies by the foregoing two means, should the Company be turned into social established company at time of increasing capital and expanding shares, the purchase and transfer scope of the increased shares shall be subject to provisions in Article 34 and shall be approved by competent state authorities. At the same time, the stocks shall be reissued.
(2) The legal entities must not transfer their public-owned shares, certificate of share subscription or certificate of priority share subscription to their employees; nor shall the legal entities distribute to employees the shares purchased with collective welfare fund, reward fund and public welfare fund.
(3) The transfer of state shares and foreign investment shares shall be subject to relevant provisions of the state.
(4) The shares purchased by initiators must not be transferred within 1 year since the establishment of the Company.
(5) The shares purchased by the employees of the Company (excluding the shares held by those leaving office or deceased) must not be transferred within 3 years since the distribution on ration.
(6) The directors and managers of the Company must not transfer their company shares within 3 years since taking office. The shares transferred after 3 years but still in office must not exceed 50% of their company shares and such transfer must be approved by the Board of Directors. In social established companies, the directors' and managers' transfer of shares must be reported to the System Reform Commission of the state, province, autonomous region or municipality (hereinafter referred to as System Reform Authority) and the People's Bank for file.
(7) The company shares must not be transferred since the liquidation date of the Company.

Article 31 Should an individual shareholder other than the initiator plan to have over 10% of the total shares of a social established Company, it must notify the Company and have the approval of the People's Bank and System Reform Authority.

Article 32 The Company must not purchase its own stocks other than for special reasons such as decreasing capital, nor shall the Company keep the issued stocks in treasury. Should it be necessary to purchase the issued stocks or keep the issued stocks in treasury, it must have the approval of System Reform Authority and the People's Bank.

Article 33 The shareholders shall announce their missing stocks and declare such stocks invalid. Should there be no objection within 90 days, the shareholders with missing stocks can apply for re-issuance of such stocks.

Article 34 Should the Company issue stocks for the purpose of capital increase, the Board of Directors shall draw up the plan for the resolution by shareholders' meeting on capital increase and amendment to Articles of Association; relevant formalities shall also be performed. In case of Companies with foreign investment, the same shall be reported to the Foreign Economy and Trade Commission of the P.R.C.; in case of social established Companies, the same shall be referred to the People's Bank for approval before issuing stocks for the purpose of capital increase.

After the stocks have all been purchased in full, the Company shall apply for capital increase registration at the administration for industry and commerce which handled its previous registration.

Article 35 Should the Company increase the shares for investment project, the project must conform to the state industry policy and local development plans.

Article 36 The interval between the Company's share increase must not be below 12 months.

Article 37 The new shares calculated in terms of issuance price at the time of share increase must not exceed the original net assets of the Company, except other wise provided by the state.

Article 38 Should the Company's profit in two successive years be insufficient to pay for the dividend of priority shares, or should the Company's profit be insufficient to pay for dividend of common shares two years after paying for dividend of priority shares, the Company may not increase its shares.

Chapter Four Shareholders and Shareholders' Meeting

Article 39 The holder of the Company shares shall be the shareholders. Shareholders shall enjoy rights and bear obligations according to the types and quantity of the shares held.

The shareholders of common shares have the right to be present at or entrust attorneys to be present at shareholders' meeting and to exercise voting right. Each share shall represent equal voting right.

Shareholders of priority shares have no voting right. Should the Company fail to pay for dividend of priority shares for 3 successive years, the shareholders of priority shares shall have the rights in Article 41.

Article 40 Should a legal entity act as a shareholder of the Company, the legal representative or his attorney shall exercise its right on behalf of the legal entity.

Article 41 The shareholder shall have the following rights:

(1) Be present at or entrust attorneys to be present at shareholders' meeting and to exercise voting right;
(2) Transfer the shares according to provisions in this Regulation and the Articles of Association;
(3) Refer to Articles of Association, minute to shareholders' meeting, meeting minute and accounting report, supervise the operation of the Company, put forward suggestions or inquiries;
(4) Receive dividend according to its number of shares;
(5) Receive the remaining property of the Company on Company termination;
(6) Other rights granted by the Articles of Association.

Article 42 The shareholder shall have the following obligation:

(1) Abide by Articles of Association;
(2) Pay share capital for its subscribed shares in accordance with the form of subscription;
(3) Bear obligations to the Company liabilities within the scope of the shares held;
(4) The shareholder must not withdraw its shares after the Company has performed business registration;
(5) Other obligations provided in Articles of Association.

Besides, should the subscribers of the Company shares fail to pay the share capital due, they shall be regarded as having waived their right in subscribing shares. Should such act cause damage to the Company, those responsible shall bear the liability for compensation.

Article 43 The shareholders' meeting, as the highest authority of the Company, shall resolve on the following issues and shall exercise its functions and powers:

(1) Deliberate on and approve reports by Board of Directors and Board of

Supervisors;

(2) Approve the profit distribution and loss making-up of the Company;
(3) Approve the annual budget and settlement report, balance sheet, profit state and other accounting reports of the Company;
(4) Resolve on capital decrease and increase, resolve on scope of share purchase, resolve on directional established companies turning into social established companies, and resolve on the plan of stock exchange means;
(5) Resolve on bond issuance of the Company;
(6) Elect or dismiss members of Board of Directors and members of Board of Supervisors and decide their remuneration and means of payment;
(7) Resolve on the separation, merger, termination and liquidation of the Company;
(8) Make amendment on Articles of Association;
(9) Discuss proposals by shareholders representing over 5% (including 5%) of the shares;
(10) Other issues that demand resolutions of the shareholders' meeting provided by Articles of Association.

The resolution of shareholders' meeting must not violate the laws, regulations, this Regulation and the Articles of Association;

Article 44 The shareholders' meeting consists of annual meeting and temporary meeting.

(1) The annual meeting shall be held once a year within 6 months since the completion of each accounting year;
(2) In any of the following cases, the Board of Directors shall hold a temporary meeting:

1. 1/3 of the directors fail to be in place;
2. The accumulated loss of the Company has reached 1/3 of the total paid-in share capital;
3. Over two (including two) shareholders representing 10% (including 10%) of the shares of the Company propose to hold a temporary meeting;
4. The Board of Directors or Board of Supervisors believe a temporary meeting is necessary.

Article 45 The shareholders' meeting shall be convened by the Board of Directors and all shareholders shall be notified of the meeting 30 days but no more than 60 days before the day of meeting. The notice shall state the reasons for convening the meeting.

The temporary shareholders' meeting must not resolve on issues not stated in the notice.

Article 46 The resolution of the shareholders' meeting includes general resolutions and special resolutions.

(1) The general resolutions shall have the participation of the shareholders representing 1/2 of the total shares and shall be passed by the approval of shareholders representing 1/2 of the voting rights at the meeting.
(2) The special resolutions shall have the participation of the shareholders representing 2/3 of the total shares and shall be passed by the approval of shareholders representing 2/3 of the voting rights at the meeting.

Article 47 The following shall be passed through special resolutions of the shareholders' meeting:

(1) Decrease and increase of the company shares, expanding the scope of share purchase, directional established company turning into social established company, stock transaction means;
(2) Issuance of Company bond;
(3) Company merger, separation, termination and liquidation;
(4) Amendment to Articles of Association;
(5) Other issues to be resolved through special resolution according to Articles of Association.

Other resolutions of the shareholders' meeting shall be through general resolutions of the Company.

Article 48 Should the shares represented by the shareholders at the shareholders' meeting fail to reach the number stipulated in article 46, the meeting shall be postponed for 20 days and the shareholders not attending the meeting shall be notified again.

At the postponed shareholders' meeting, should the number of shares represented by the shareholders participating in the meeting still fail to reach the number stipulated in article 46, the quorum shall be regarded as having been met. The shares represented by the shareholders actually attending the meeting shall be adopted to calculate the ratio of resolution. Should the ratio meeting the requirement in article 46, the resolution of the meeting shall be valid.

Article 49 Each share shall represent one voting right in resolution at the shareholders' meeting.

Article 50 The shareholders' meeting shall have meeting minute and the resolved issues shall form meeting summary; both shall be kept together with the signature book of shareholders attending the meeting and the power of attorney for sending

attorneys to attend the meeting.

Article 51 Item 1, Article 41 and from Article 43 to Article 49 do not apply to holders of priority shares.

Chapter Five Board of Directors and Manager

Article 52 The Board of Directors is the standing power organ of the Company and it shall report to shareholders' meeting.

The Board of Directors shall consist of no fewer than 5 (including 5) people and the number of its members shall be an odd number.

Article 53 The directors shall be elected by shareholders' meeting and the directors may be acted by shareholders or non-shareholders.

The directors' term of office shall be 3 years and the directors may serve successive terms.

Article 54 The Board of Directors shall perform its duties according to state laws, regulations, this Regulation and resolutions by shareholders' meeting.

Article 55 The Board of Directors shall perform the following functions and powers:

(1) Convene shareholders' meeting and report its work to the shareholders' meeting;
(2) Perform resolutions by shareholders' meeting;
(3) Discuss the Company development plan and annual production and operation plan;
(4) Discuss the annual financial budget and settlement plan, profit distribution plan and loss making-up plan;
(5) Make plans concerning decrease and increase of share capital, expanding the scope of share purchase, directional established companies turning to social established companies, and the stock transaction means of the Company;
(6) Make bond issuance plans and company liability policy;
(7) Resolve on the mortgage, renting, contracting and transference of important company assets;
(8) Make out the separation, merger and termination plan of the Company;
(9) Appoint and dismiss the senior management staff of the Company including manager and accounting superintendent, and decide their remunerations and means of payment;
(10)Make plans for amendment of Articles of Association;
(11)Propose bankruptcy application of the Company;

(12)Other functions and powers granted by Articles of Association.

In resolving on the foregoing issues by the Board of Directors, Items 5, 6, 7, 8 and 10 shall be approved by over 2/3 of the directors and other issues shall be approved by over 1/2 of the directors. The Chairman of Board shall have two votes should the two opposing sides have the equal number of votes.

Apart from the issues to be resolved by the shareholders' meeting under the provision of this Regulation or Articles of Association, the Board of Directors shall have the right to resolve on major operation issues and administrative issues of the Company.

Article 56 The Board of Directors shall hold a meeting at least every half a year. The Board meeting shall be convened by Chairman of Board and the directors shall be notified of the meeting and its reasons in writing.

Over 1/3 of the directors or the Company manager can propose to hold a special Board meeting.

The notification means of Board meeting shall be stipulated in Articles of Association (or Company Organization Details).

Article 57 Directors shall attend the Board meeting in person. Should a director fail to be present at the meeting, he can entrust an attorney in writing to take his place at the Board meeting. The power of attorney shall state scope of authorization.

The Board meeting shall have meeting minute, which shall be signed by the directors present at the meeting (including the attorneys for those who fail to be present) and the recorder of the minute. The directors have the right to make certain records at the minute. The directors shall bear the responsibilities for their resolution according to minute of Board meeting. Should the Board resolution violate provisions in Article 54 and cause severe damage to the Company, the directors entering the resolution shall bear compensation liability to the Company. The directors who have expressed objection can be exempt from liabilities. The directors who fail to be present and fail to entrust an attorney to attend the meeting shall be regarded as not having raised objection and shall not be exempt from liability.

Article 58 The Chairman of Board shall be acted by a director and shall be elected and dismissed by over 2/3 of all the directors.

Article 59 The Chairman of Board shall be the legal representative of the Company. Should the Chairman of Board fail to act as legal representative of the Company, the Articles of Association shall make certain provisions.

The Chairman of Board shall have the following functions and powers:

(1) Preside over shareholders' meeting and Board meeting;
(2) Check the implementation of resolution by Board meeting and report such to the Board of Directors;
(3) Sign the Company stocks;
(4) Exercise special ruling and disposal of Company matters in case of emergency, such as wars and natural disasters; while such ruling and disposal must conform to the interest of the Company and shall be reported to Board of Directors and shareholders' meeting afterwards;
(5) Other powers and functions granted by the Articles of Association or Board of Directors.

Article 60 The manager of the Company shall have the following functions and powers except otherwise provided by the Articles of Association:

(1) Organize the implementation of the resolutions by shareholders' meeting and Board of Directors and report the implementation status to the Board of Directors;
(2) Be responsible for the routine administration and operation of the Company;
(3) Formulate the development plan, annual production and operation plan, annual financial budget and settlement plan, profit distribution plan and loss making-up plan of the Company;
(4) Appoint, remove and transfer the management staff and employees including department head of the Company management (not including staff referred to in Item 9, Article 15);
(5) Decide the reward, penalty, promotion, degrading, salary increase and decrease, appointment, recruiting, removal and dismissal of the employees of the Company;
(6) Conduct external business be half of the Company;
(7) Other functions and powers granted by Board of Directors.

The manager of the Company must not alter the resolutions by shareholders' meeting and Board of Directors or surpass the authorized scope of power while exercising his power.

Article 61 Those with any of the following must not act as directors or manager of the Company:

(1) People without the ability for civil conduct or those with restricted ability for civil conduct;
(2) Directors, manager of factory director who have been dismissed for improper management or who have been held responsible for enterprise bankruptcy; the dismissal or bankruptcy date is within the past three years;
(3) The former legal representative of an enterprise whose business license has

been removed for illegal dealings; the decision date of removal of business license is within the past three years;

(4) People who have been discharged from prison, completed probation term or passed suspended sentence; the date of being discharged, completing probation or passing suspended sentence is within the past three years;
(5) People who have violated laws and have been under the investigation by justice authority and the case is still pending;
(6) People who cannot act as leader of enterprises according to state laws, regulations and polices.

Article 62 The directors and manager shall perform their duties with credit and diligence; they must not engage in any act that compete with this Company or damage the interest of the Company.

Chapter Six Board of Supervisors

Article 63 The Company can set up a Board of Supervisors, which shall exercise supervision on Board of Directors, members of Board and manager.

Article 64 The members of Board of Supervisors must not be fewer than 3 (including 30 people). The supervisor's term of service shall be three years and he can act for successive terms.

Over 1/3 (including 1/3) but no more than 1/2 of the members of Board of Supervisors shall be acted by employees' representative and shall be recommended and removed by employees.

Less than 2/3 (including 2/3) but no less than 1/2 of the members of Board of Supervisors shall be elected and removed by shareholders' meeting.

The Chairman of Board of Supervisors shall be elected and removed by 2/3 of all the supervisors.

The supervisors must not act as directors, manager or other senior management staff concurrently.

Article 65 The Board of Supervisors shall have the following functions and powers:

(1) The Chairman of Board of Supervisors or supervisors' representative shall be present at the Board meeting as a non-voting member;
(2) Supervise directors, manager and other management staff for any conduct that violates the laws, regulations, this Regulation, Articles of Association and resolutions by shareholders' meeting;
(3) Check the operation and financial status of the Company, check the

accounting book and other accounting materials, have the right to require directors and manager who perform the Company operation to report on the Company business;

(4) Check the accounting reports, business reports, profit distribution plan and other financial materials to be submitted by the Board of Directors to shareholders' meeting; in case of any doubt, entrust certified public accountants and auditors to assist in re-examination on behalf of the Company;
(5) Propose to hold a temporary shareholders' meeting;
(6) Negotiate with directors or file a suit against directors on behalf of the Company;

The Board of Supervisors shall report to shareholders' meeting.

Article 66 The Board of Supervisors shall pass its resolutions with the approval of over 2/3 (including 2/3) of the supervisors.

Article 67 The expense incurred in appointing lawyers, certified public accountant and auditors while the Board of Supervisor is performing its duty shall be borne by the Company.

Chapter Seven Financial Accounting and Auditing

Article 68 The Company shall formulate its financial accounting system and internal auditing system according to relevant laws, regulations and policies of the state (and relevant regulations of Ministry of Finance and Bureau of Auditing in trial period).

Article 69 The Company shall submit reports to relevant government authorities according to regulations by Ministry of Finance and State Statistics Bureau; in trial period, such reports shall also be copied to System Reform Authorities. The annual Balance Sheet, Profit Statement, Financial Situation Alteration Form and other attached forms shall be placed at the business address of the Company 20 days before the shareholders' meeting for shareholders reference. The annual accounting reports must be verified by certified public accountants.

Social established companies shall announce relevant documents according to applicable regulations.

Article 70 The after-tax profit of the Company shall be distributed in the following sequence:

(1) Make up for the losses;
(2) Deduct legal surplus public reserve fund;

(3) Deduct public welfare fund;
(4) Pay for the dividend to priority shares;
(5) Deduct random surplus public reserve fund;
(6) Pay for dividend to common shares.

The dividend to priority shares and to common shares must not be accounted in cost and expense categories.

Article 71 Public reserve fund consists of surplus public reserve fund and capital public reserve fund:

(1) Surplus public reserve fund consists of legal surplus public reserve fund and random surplus public reserve fund:
1. Legal surplus public reserve fund shall be deducted at 10% of after-tax profit; should the legal surplus public reserve fund reach 50% of the registered capital, no more legal surplus public reserve fund shall be deducted;
2. Random surplus public reserve fund shall be deducted and used according to Articles of Association or resolutions by shareholders' meeting.
(2) Capital public reserve fund shall include the following:
1. Premium value of stock issuance;
2. Gifts and bequests;
3. Others to be included according to relevant regulations of the state.

Article 72 The legal surplus public reserve fund and capital public reserve fund shall be used for the following causes:

(1) Make up for the losses. The Company can use surplus public reserve fund to make up for losses;
(2) Increase share capital. The Company can transfer the public reserve fund into share capital through resolution by shareholders' meeting; the shareholders shall be issued new shares according to their original shareholding ratio or the par value shall be increased. In case of legal surplus public reserve fund being transferred to share capital, the remaining said public reserve fund must not be below 25% of the total registered capital.
(3) Other purposes stipulated by the state regulations.

Article 73 The Company must not distribute dividend before making up for the losses and deducting for legal surplus public reserve fund and public welfare fund.

Should the Company breach the foregoing provisions, the creditors have the right to demand compensation thus incurred.

Article 74 The public welfare fund shall be used for collective welfare of the employees of the Company.

Article 75 Should the Company have no profit of the year, no dividend shall be distributed. After the Company has made up for the losses with its surplus public reserve fund, in order to preserve the credit of its stocks, the shareholders' meeting can pass special resolution to distribute dividend with its surplus public reserve fund at the ratio of below 6% of the par value of the stock. After dividend distribution, the legal surplus public reserve fund of the Company must not be below 25% of its registered capital.

Should the distributable profit of the Company be insufficient for paying for the dividend at the ratio of 6% of the par value of the stock, the foregoing may also be adopted.

Article 76 The dividend distribution by the Company can adopt the following forms:

(1) Cash;
(2) Stocks.

Article 77 The dividend to common shares shall be distributed according to the ratio of shares held.

Article 78 The dividend of state shares shall be collected according to state regulations.

Article 79 The Company shall deduct and pay in the tax of shareholders' dividend income on behalf according to regulations of taxation authorities.

Article 80 The Company shall conduct internal auditing, set up internal auditing organizations or internal auditing personnel. In accordance with Articles of Association and under the guidance of Board of Supervisors or Board of Directors, the financial income and expenditure and economic activities of the Company shall be under internal auditing supervision.

Chapter Eight Amendment to Articles of Association

Article 81 The Company may amend the Articles of Association according to need; the amended Articles of Association must not run against laws, regulations and this Regulation.

Article 82 The amendment to Articles of Association shall adopt the following orders:

(1) The Board of Directors proposes to amend the Articles of Association

according to provisions in Article 55;

(2) The shareholders shall be notified of the foregoing and a shareholders' meeting shall be convened; the shareholders' meeting shall pass a resolution on amendment to Articles of Association according to provisions in Article 47;

(3) The plan for amendment to Articles of Association shall be formulated according to the resolution passed by the shareholders' meeting on amendment to Articles of Association.

Article 83 The following amendments on Articles of Association shall be reported to System Reform Authorities for approval and the Company shall then apply for amendment registration at administration for industry and commerce:

(1) Alteration of name of Company;
(2) Alteration, expansion or narrowing of business scope of the Company;
(3) Increase or decrease of the total number of any type of shares issued by the Company;
(4) Alteration of all or parts of the share types of the Company and alteration all or parts of the priority;
(5) Setting up new types of shares;
(6) Expanding scope of share purchase or transferring directional established companies to social established companies, alteration of stock transaction means;
(7) Putting up or calling off transferable securities;
(8) Alteration of the par value of the stock;
(9) Other alteration issues that require special resolution by shareholders' meeting according to Articles of Association.

In regard to other amendments to Articles of Association not included in the foregoing, the Company shall apply for registration at administration for industry and commerce.

Without being verified and registered at administration for industry and commerce, any amendment to Articles of Association shall be invalid.

Article 84 The Company shall make public announcement concerning issues to be registered, such as alteration of name, address, scope of business, registered capital, and other issues that require public announcement.

Chapter Nine Merger and Separation

Article 85 Company merger can take the form of assimilation and new company establishment.

Assimilation means that one Company assimilates one or more than one enterprise into the Company. The enterprises being assimilated shall dissolve and lose their status as legal entities; the Company assimilating the enterprises shall continue to exist.

New company establishment means that one Company and one or more than one enterprises merge into a new Company. The original parties shall dissolve and lose their status as legal entities.

Article 86 Company merger shall be through agreement signed by all parties. Merger agreement shall include the following issues:

(1) The names and addresses of the parties in the merger;
(2) The name and address of the Company in existence or of the new Company after merger;
(3) The assets of the parties and means of disposal;
(4) The creditor's rights and liabilities of the parties and means of disposal;
(5) The total shares, types and quantity of shares issued for the purpose of capital increase by the Company in existence or the new Company after merger;
(6) The issues that all parties believe necessary to be stated.

Article 87 Should the Company resolve on merger, the creditors shall be notified, public announcement shall be made and the liabilities shall be confirmed within 90 days.

Article 88 The Company in existence or newly established Company shall bear the confirmed creditor's rights and liabilities of the Companies which have been dissolved due to merger.

The enterprises which have been dissolved due to merger must not conceal their creditor's rights and liabilities.

Article 89 After signing the merger agreement, the parties shall file an application for merger at the original competent authority for examination with reference to provisions in Article 13 and report to government authorities for approval. Applications for alteration registration, establishment registration or cancellation registration shall be filed at administration for industry and commerce within 30 days after approval by holding the following documents; applications for alteration registration, re-registration or cancellation registration shall be filed at taxation authorities within 30 days:

(1) Merger application;
(2) Approval document from government authorities;
(3) Resolution agreeing to merger from shareholders' meeting of the parties (or

its owners);

(4) Merger contract;

(5) Articles of Association for the Company in existence or the newly established Company;

(6) The balance sheet, profit statement, accounting check report by certified public accountants, etc. of the original parties before merger, duly verified by certified public accountants;

(7) Other documents required to be submitted.

The Company shall make public announcement after performing the above formalities.

Article 90 Should the government authorities believe that the Company merger has violated the laws, regulations and policies of the state concerning prohibiting monopolization and unfair competition, they shall not approve such merger.

Article 91 Company separation shall conform to the following measures:

(1) The Company invests part of its property and business into a newly established Company; the original Company shall continue to exist;

(2) The Company invests all of its property and business into over two newly-established Companies; the original Company shall be dissolved.

Article 92 The Company shall notify its creditors or make public announcement 90 days before separation. Should any creditors raise objection, the Company can choose to liquidate the liabilities immediately or decide that one or all of the newly established Companies after separation shall guarantee the payment of liabilities.

Article 93 The parties shall sign separation agreement on Company separation. The agreement shall specify the property, scope of business, creditor's rights and liabilities of the parties.

Article 94 Application for Company separation shall be filed by the Company at competent authorities for examination with reference to Article 13 and shall then be reported to government authorities for approval. Applications for alteration registration, establishment registration or cancellation registration shall be filed at administration for industry and commerce within 30 days after approval by holding the following documents; applications for alteration registration, re-registration or cancellation registration shall be filed at taxation authorities within 30 days:

(1) Separation application;

(2) Approval document from government authorities;

(3) Separation agreement;

(4) Resolution agreeing to separation from shareholders' meeting;

(5) Articles of Association for the parties of separation:
(6) The balance sheet, profit statement, accounting check report by certified public accountants, etc. of the original Company before separation, duly verified by certified public accountants;
(7) Other documents required to be submitted.

The Company shall make public announcement after performing the above formalities.

Chapter Ten Termination and Liquidation

Article 95 In any of the following cases, the Company shall terminate and undergo liquidation.

(1) The term of business of the Company expires;
(2) Causes to dismiss the Company stipulated in Articles of Association arise;
(3) The purpose for establishing the Company has been achieved or is impossible to be achieved;
(4) The shareholders' meeting resolves to Company dissolution;
(5) The Company violates the state laws, regulations and this Regulation; the Company is terminated by law for threatening public interest;
(6) The Company is declared bankrupt.

Should the Company be terminated on account of Item 6 as above, relevant provisions in Enterprise Bankruptcy Law (Trial Version) of the P.R.C. shall prevail.

Article 96 Should the Company be terminated on account of Item 1, 2, 3 and 4 of Article 95, Board of Directors shall notify all shareholders of Company termination, convene shareholders' meeting, select members of liquidation team and make public announcement on termination.

The Company shall establish a liquidation team within 15 days since announcement on termination.

Article 97 The creditors shall be notified within 10 days after the establishment of liquidation team and the Company must make public announcement for at lease 3 times within 2 months. The creditors shall declare their creditor's rights within 30 days since the delivery of notice, or within 90 days since the date of announcement for those who fail to receive notice.

The creditor's rights not declared within the term provided in the foregoing shall not be included in liquidation, except for the case in which the Company deliberately gives no notice to creditors.

Article 98 The functions and powers of liquidation team shall include the following:

(1) Formulate liquidation plan, clear up the Company property, make balance sheet and property list of the Company;
(2) Deal with the unfinished business of the Company;
(3) Claim the creditor's right of the Company;
(4) Pay the liabilities of the Company and dismiss the employees of the Company;
(5) Dispose of the remaining property of the Company;
(6) Handle litigation issues on behalf of the Company.

Article 99 Should the liquidation team find that the Company property is insufficient to pay its liabilities, it shall stop liquidation immediately and apply for bankruptcy declaration at the People's Court.

After the Company has been declared bankrupt by the ruling of the People's Court, the People's Court shall handle bankruptcy issue and the liquidation team shall transfer its liquidation issue to the People's Court.

Article 100 After the Company has decided to undergo liquidation, no one shall have the right to dispose of the Company property without the approval of the liquidation team.

The Company property shall be used to cover the liquidation expense first; the liquidation team shall use the remaining to discharge the following in corresponding sequence.

(1) Unpaid salary and social insurance expense of the employees for the past 3 years until the day of liquidation;
(2) Unpaid tax and unpaid additional tax and fund required by administrative laws of the state council;
(3) Bank loans, Company bonds and other liabilities.

Article 101 The liquidation team must not distribute the Company property to the shareholders before discharging the foregoing in the corresponding sequence.

Property distribution violating the foregoing provisions shall be deemed invalid. The creditors shall have the right to demand the return of such property and can demand compensation for losses incurred.

Article 102 After discharging the foregoing, the liquidation team can distribute the remaining property to shareholders in the following sequence:

(1) Honor the priority shares according to the par value; should the property be insufficient to honor the par value of priority shares, it shall be distributed according to the ratio of shares held.
(2) The property shall be distributed according to the ratio of common shares held by the shareholders.

Article 103 After the completion of liquidation, the liquidation team shall formulate a liquidation report and make out the income and expenditure report during the liquidation team and various accounting books, which shall be verified by certified public accountants and reported to government authorities for approval. The liquidation team shall then handle cancellation registration at administration for industry and commerce and taxation authorities and make public announcement on Company termination.

Chapter Eleven Penalty

Article 104 Should the Company have any of the following conduct, the administration for industry and commerce shall extend penalty to the Company and hold those responsible for liability if necessary:

(1) Fail to perform relevant formalities on establishment according to provisions in this Regulation or within the term provided;
(2) Fail to register through verification and conduct business in name of Company without approval;
(3) Conduct falsification on Company registration;
(4) Operate beyond the registered scope of business or engage in illegal dealings;
(5) As the shareholder of limited liability, the total investment of the Company has surpassed 50% of the net assets of the Company;
(6) On increasing capital, the Company has violated provisions in Article 34 and fails to undergo alteration registration at administration for industry and commerce;
(7) The Company has violated provisions in Item 1 of Article 97 in termination and liquidation;
(8) The Company has taken the opportunity of merger, separation, termination and liquidation to withhold capital, conceal property, conceal or fabricate creditor's rights and liabilities and evade liabilities;
(9) The liquidation team has violated the provisions in Article 100.

Article 105 Should the Company have any of the following conduct, the financial authorities or taxation authorities shall render penalty:

(1) The decision and reports concerning the directors' and manager's remuneration have violated the provisions in Item 6 of Article 43 and in Item 9 of Article 55;

(2) The Company fails to place Articles of Association, shareholders' list, minutes to shareholders' meeting and meeting summary, balance sheet, profit statement, change of financial status, etc. at the Company or make false record on the above documents;
(3) The Company fails to report accounting reports to relevant government authorities, conceals parts of accounting reports or makes false record on accounting books;
(4) The Company violates Article 70 in distribution of dividend;
(5) The Company fails to deduct legal surplus public reserve fund according to Article 71 and includes the items listed into capital public reserve fund;
(6) The Company fails to conform to provisions in Article 72 and 75 in using public reserve fund;
(7) The Company fails to perform the duty of deduction on behalf provided in Article 79;
(8) The Company has capital outside its account;
(9) Social established Companies fail to make financial announcement in the required format and content; or have false statement, misleading statement and major omission in the stock offer announcement.

Article 106 In any of the following cases, the System Reform Authority shall charge the parties responsible to correct their conducts; should the responsible party refuse to perform the correction, administration for industry and commerce shall render penalty:

(1) The agreement, application, Articles of Association and other documents submitted by the initiators for Company establishment contain false statement, misleading statement or major omissions;
(2) The Company fails to conduct business according to Articles of Association;
(3) The Company fails to amend the Articles of Association according to the required procedure;
(4) The interval of shareholders' meeting fails to meet the requirement in Item 1 of Article 44;
(5) The interval of Board meeting fails to meet the requirement in Item 1 of Article 56;
(6) The shareholders' meeting of the Company fails to make meeting minute and summary according to requirement;
(7) The Board meeting of the Company fails to make meeting minute according to requirement.

Article 107 Should the Company conduct any of the following, People's Bank (or System Reform Authority) shall charge it to correct the conduct; should the Company refuses to perform the correction, administration for industry and commerce shall render penalty:

(1) The Company shares held by initiators and the employees of the Company fail to meet the requirement in Article 8; the ratio of the Company shares held by a natural person fails to meet the requirement in Item 3 of Article 24;
(2) The Company conducts stock offer without approval, or its Explanation on Raising Share Capital has false statements, misleading statements or major omissions;
(3) The directional established Companies issue stock right certificate to individuals other than its employees or perform shareholder registration and stock transfer formalities for individuals other than its employees;
(4) The issuance price of the Company stocks fails to meet provisions in Article 27;
(5) The Company violates provisions in Article 37 in issuing new stocks;
(6) An enterprise which has acquired over 10% of the shares of social established Companies fails to seek the approval of People's Bank and System Reform Authority.

Article 108 Should the transfer of shares fails to meet provisions in Article 30, those with such conduct or those directly responsible shall be subject to fine.

Article 109 Should the Company fail to start business without a proper reason in 6 months since approval and registration, or should the Company suspend business for over 6 months for reasons ascribed to itself after starting business, the administration for industry and commerce shall confiscate and cancel its business license.

Article 110 Should the directors or manager of the Company violate provisions in Article 62 and cause major financial losses to the Company, they shall be liable for financial compensation; should the conduct constitute criminal offence, justice authorities shall hold such people liable for criminal offence.

Article 111 Should the Company be rendered penalty according to the foregoing, the authorities rendering the penalty shall give the Company a time limit for correcting its conduct and shall render penalty to those directly responsible according to the specific situations of offence. Should the conduct constitute criminal offence, justice authorities shall hold such people liable for criminal offence.

Should the people directly responsible cause damage to the Company, they shall be liable for financial compensation.

Article 112 Should certified public accountants, auditors, lawyers and professionals or organizations violate this Regulation and relevant laws and regulations of the state by providing false and misleading reports or reports with major omissions, competent authorities shall render penalty and hold them liable for legal offence.

Article 113 Should government employees violate this Regulation in performing

duty, conduct jobbery or misuse authority, supervisory authorities shall render penalty.

Article 114 Specific penalties shall refer to existing practices; should there be no provisions, administration for industry and commerce, financial authorities, taxation authorities and supervisory authorities shall make relevant penalties.

Chapter Twelve Supplementary Articles

Article 115 In regard to Companies with approval certificate by Foreign Economy and Trade Commission of the P. R. C., besides this Regulation, relevant laws and regulations concerning foreign-invested enterprises shall also be applicable.

Article 116 The issues concerning foreign exchange in issuance and transfer of RMB special stocks shall be handled according to relevant provisions of foreign exchange administration.

Article 117 With the tax deducted, the dividend and transfer revenue from RMB special stocks can be transferred overseas according to the procedures required by the People's Bank of China and foreign exchange administration.

Article 118 Shenzhen City can continue to implement Provisional Regulations on Limited Companies in Shenzhen City enacted by Shenzhen People's Government.

Article 119 This Regulation shall be interpreted by the State System Reform Commission. Any problems encountered in the trying out shall be coordinated by the System Reform Commissions of the province, autonomous region and municipality of the Company's residence. Such commission shall also guide and supervise the Companies in performing this Regulation.

RECEIVED
2003 MAY 13 P 1:1?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中华人民共和国外汇管理条例(1997 修正)

中华人民共和国外汇管理条例

（一九九六年一月二十九日中华人民共和国国务院令第一百九十三号发布
根据一九九七年一月十四日《国务院关于修改〈中华人民共和国外汇管理条例〉的决定》修正）

第一章　总则

第一条　为了加强外汇管理，保持国际收支平衡，促进国民经济健康发展，制定本条例。

第二条　国务院外汇管理部门及其分支机构（以下统称外汇管理机关），依法履行外汇管理职责，负责本条例的实施。

第三条　本条例所称外汇，是指下列以外币表示的可以用作国际清偿的支付手段和资产：

（一）外国货币，包括纸币、铸币；
（二）外币支付凭证，包括票据、银行存款凭证、邮政储蓄凭证等；
（三）外币有价证券，包括政府债券、公司债券、股票等；
（四）特别提款权、欧洲货币单位；
（五）其他外汇资产。

第四条　境内机构、个人、驻华机构、来华人员的外汇收支或者经营活动，适用本条例。

第五条　国家对经常性国际支付和转移不予限制。

第六条　国家实行国际收支统计申报制度。凡有国际收支活动的单位和个人，必须进行国际收支统计申报。

第七条　在中华人民共和国境内，禁止外币流通，并不得以外币计价结算。

第八条　任何单位和个人都有权检举、揭发违反外汇管理的行为和活动。
对检举、揭发或者协助查处违反外汇管理案件有功的单位和个人，由外汇管理机关给予奖励，并负责保密。

第二章　经常项目外汇

第九条　境内机构的经常项目外汇收入必须调回境内，不得违反国家有关规定

将外汇擅自存放在境外。

第十条　境内机构的经常项目外汇收入，应当按照国务院关于结汇、售汇及付汇管理的规定卖给外汇指定银行，或者经批准在外汇指定银行开立外汇帐户。

第十一条　境内机构的经常项目用汇，应当按照国务院关于结汇、售汇及付汇管理的规定，持有效凭证和商业单据向外汇指定银行购汇支付。

第十二条　境内机构的出口收汇和进口付汇，应当按照国家关于出口收汇核销管理和进口付汇核销管理的规定办理核销手续。

第十三条　属于个人所有的外汇，可以自行持有，也可以存入银行或者卖给外汇指定银行。

个人的外汇储蓄存款，实行存款自愿、取款自由、存款有息、为储户保密的原则。

第十四条　个人因私用汇，在规定限额以内购汇。超过规定限额的个人因私用汇，应当向外汇管理机关提出申请，外汇管理机关认为其申请属实的，可以购汇。

个人携带外汇进出境，应当向海关办理申报手续；携带外汇出境，超过规定限额的，还应当向海关出具有效凭证。

第十五条　个人移居境外后，其境内资产产生的收益，可以持规定的证明材料和有效凭证向外汇指定银行购汇汇出或者携带出境。

第十六条　居住在境内的中国公民持有的外币支付凭证、外币有价证券等形式的外汇资产，未经外汇管理机关批准，不得携带或者邮寄出境。

第十七条　驻华机构和来华人员的合法人民币收入，需要汇出境外的，可以持有关证明材料和凭证到外汇指定银行兑付。

第十八条　驻华机构和来华人员由境外汇入或者携带入境的外汇，可以自行保存，可以存入银行或者卖给外汇指定银行，也可以持有效凭证汇出或者携带出境。

第三章　资本项目外汇

第十九条　境内机构的资本项目外汇收入，除国务院另有规定外，应当调回境内。

第二十条　境内机构的资本项目外汇收入，应当按照国家有关规定在外汇指定银行开立外汇帐户；卖给外汇指定银行的，须经外汇管理机关批准。

第二十一条　境内机构向境外投资，在向审批主管部门申请前，由外汇管理机关审查其外汇资金来源；经批准后，按照国务院关于境外投资外汇管理的规定办理有关资金汇出手续。

第二十二条　借用国外贷款，由国务院确定的政府部门、国务院外汇管理部门批准的金融机构和企业按照国家有关规定办理。

外商投资企业借用国外贷款，应当报外汇管理机关备案。

第二十三条　金融机构在境外发行外币债券，须经国务院外汇管理部门批准，并按照国家有关规定办理。

第二十四条　提供对外担保，只能由符合国家规定条件的金融机构和企业办理，并须经外汇管理机关批准。

第二十五条　国家对外债实行登记制度。

境内机构应当按照国务院关于外债统计监测的规定办理外债登记。

国务院外汇管理部门负责全国的外债统计与监测，并定期公布外债情况。

第二十六条　依法终止的外商投资企业，按照国家有关规定进行清算、纳税后，属于外方投资者所有的人民币，可以向外汇指定银行购汇汇出或者携带出境；属于中方投资者所有的外汇，应当全部卖给外汇指定银行。

第四章　金融机构外汇业务

第二十七条　金融机构经营外汇业务须经外汇管理机关批准，领取经营外汇业务许可证。

未经外汇管理机关批准，任何单位和个人不得经营外汇业务。经批准经营外汇业务的金融机构，经营外汇业务不得超出批准的范围。

第二十八条　经营外汇业务的金融机构应当按照国家有关规定为客户开立外汇帐户，办理有关外汇业务。

第二十九条　金融机构经营外汇业务，应当按照国家有关规定交存外汇存款准备金，遵守外汇资产负债比例管理的规定，并建立呆帐准备金。

第三十条　外汇指定银行办理结汇业务所需的人民币资金，应当使用自有资金。

外汇指定银行的结算周转外汇，实行比例幅度管理，具体幅度由中国人民银行根据实际情况核定。

第三十一条　金融机构经营外汇业务，应当接受外汇管理机关的检查、监督。

经营外汇业务的金融机构应当向外汇管理机关报送外汇资产负债表、损益表以及其他财务会计报表和资料。

第三十二条　金融机构终止经营外汇业务，应当向外汇管理机关提出申请。金融机构经批准终止经营外汇业务的，应当依法进行外汇债权、债务的清算，并缴销经营外汇业务许可证。

第五章　人民币汇率和外汇市场

第三十三条　人民币汇率实行以市场供求为基础的、单一的、有管理的浮动汇率制度。

中国人民银行根据银行间外汇市场形成的价格，公布人民币对主要外币的汇率。

第三十四条　外汇市场交易应当遵循公开、公平、公正和诚实信用的原则。

第三十五条　外汇市场交易的币种和形式由国务院外汇管理部门规定和调整。

第三十六条　外汇指定银行和经营外汇业务的其他金融机构是银行间外汇市场的交易者。

外汇指定银行和经营外汇业务的其他金融机构，应当根据中国人民银行公布的汇率和规定的浮动范围，确定对客户的外汇买卖价格，办理外汇买卖业务。

第三十七条　国务院外汇管理部门依法监督管理全国的外汇市场。

第三十八条　中国人民银行根据货币政策的要求和外汇市场的变化，依法对外汇市场进行调控。

第六章　法律责任

第三十九条　有下列逃汇行为之一的，由外汇管理机关责令限期调回外汇，强制收兑，并处逃汇金额百分之三十以上5倍以下的罚款；构成犯罪的，依法追究刑事责任：

（一）违反国家规定，擅自将外汇存放在境外的；

（二）不按照国家规定将外汇卖给外汇指定银行的；

（三）违反国家规定将外汇汇出或者携带出境的；

（四）未经外汇管理机关批准，擅自将外币存款凭证、外币有价证券携带或者邮寄出境的；

（五）其他逃汇行为。

第四十条　有下列非法套汇行为之一的，由外汇管理机关给予警告，强制收兑，并处非法套汇金额百分之三十以上3倍以下的罚款；构成犯罪的，依法追究刑事责任：

（一）违反国家规定，以人民币支付或者以实物偿付应当以外汇支付的进口货款或者其他类似支出的。

（二）以人民币为他人支付在境内的费用，由对方付给外汇的；

（三）未经外汇管理机关批准，境外投资者以人民币或者境内所购物资在境内进行投资的；

（四）以虚假或者无效的凭证、合同、单据等向外汇指定银行骗购外汇的；

（五）非法套汇的其他行为。

第四十一条　未经外汇管理机关批准，擅自经营外汇业务的，由外汇管理机关没收违法所得，并予以取缔；构成犯罪的，依法追究刑事责任。

经营外汇业务的金融机构擅自超出批准的范围经营外汇业务的，由外汇管理机关责令改正，有违法所得的，没收违法所得，并处违法所得1倍以上5倍以下的罚款；没有违法所得的，处１０万元以上５０万元以下的罚款；情节严重或者逾期不改正的，由外汇管理机关责令整顿或者吊销经营外汇业务许可证；构成犯罪的，依法追究刑事责任。

第四十二条　外汇指定银行未按照国家规定办理结汇、售汇业务的，由外汇管理机关责令改正，通报批评，没收违法所得，并处１０万元以上５０万元以下的罚款；情节严重的，停止其办理结汇、售汇业务。

第四十三条　经营外汇业务的金融机构违反人民币汇率管理、外汇存贷款利率管理或者外汇交易市场管理的，由外汇管理机关责令改正，通报批评，有违法所得的，没收违法所得，并处违法所得1倍以上5倍以下的罚款；没有违法所得的，处１０万元以上５０万元以下的罚款；情节严重的，由外汇管理机关责令整顿或者吊销经营外汇业务许可证。

第四十四条　境内机构有下列违反外债管理行为之一的，由外汇管理机关给予警告，通报批评，并处１０万元以上５０万元以下的罚款；构成犯罪的，依法追究刑事责任：

（一）擅自办理对外借款的；

（二）违反国家有关规定，擅自在境外发行外币债券的；

（三）违反国家有关规定，擅自提供对外担保的；

（四）有违反外债管理的其他行为的。

第四十五条　境内机构有下列非法使用外汇行为之一的，由外汇管理机关责令改正，强制收兑，没收违法所得，并处违法外汇金额等值以下的罚款；构成犯罪

的，依法追究刑事责任：

（一）以外币在境内计价结算的；

（二）擅自以外汇作质押的；

（三）私自改变外汇用途的；

（四）非法使用外汇的其他行为。

第四十六条　私自买卖外汇、变相买卖外汇或者倒买倒卖外汇的，由外汇管理机关给予警告，强制收兑，没收违法所得，并处违法外汇金额百分之三十以上3倍以下的罚款；构成犯罪的，依法追究刑事责任。

第四十七条　境内机构违反外汇帐户管理规定，擅自在境内、境外开立外汇帐户的，出借、串用、转让外汇帐户的，或者擅自改变外汇帐户使用范围的，由外汇管理机关责令改正，撤销外汇帐户，通报批评，并处5万元以上３０万元以下的罚款。

第四十八条　境内机构违反外汇核销管理规定，伪造、涂改、出借、转让或者重复使用进出口核销单证的，或者未按规定办理核销手续的，由外汇管理机关给予警告，通报批评，没收违法所得，并处5万元以上３０万元以下的罚款；构成犯罪的，依法追究刑事责任。

第四十九条　经营外汇业务的金融机构违反本条例第二十九条、第三十一条规定的，由外汇管理机关责令改正，通报批评，并处5万元以上３０万元以下的罚款。

第五十条　当事人对外汇管理机关的处罚决定不服的，可以自收到处罚决定通知书之日起１５日内向上一级外汇管理机关申请复议；上一级外汇管理机关应当自收到复议申请书之日起2个月内作出复议决定。当事人对复议决定仍不服的，可以依法向人民法院提起诉讼。

第五十一条　境内机构违反外汇管理规定的，除依照本条例给予处罚外，对直接负责的主管人员和其他直接责任人员，应当给予纪律处分；构成犯罪的，依法追究刑事责任。

第七章　附则

第五十二条　本条例下列用语的含义：

（一）“境内机构”是指中华人民共和国境内的企业事业单位、国家机关、社会团体、部队等，包括外商投资企业。

（二）“外汇指定银行”是指经外汇管理机关批准经营结汇和售汇业务的银行。

（三）“个人”是指中国公民和在中华人民共和国境内居住满1年的外国人。

（四）“驻华机构”是指外国驻华外交机构、领事机构、国际组织驻华代表机构、外国驻华商务机构和国外民间组织驻华业务机构等。

（五）“来华人员”是指驻华机构的常驻人员、短期入境的外国人、应聘在境内机构工作的外国人以及外国留学生等。

（六）“经常项目”是指国际收支中经常发生的交易项目，包括贸易收支、劳务收支、单方面转移等。

（七）“资本项目”是指国际收支中因资本输出和输入而产生的资产与负债的增减项目，包括直接投资、各类贷款、证券投资等。

第五十三条　保税区的外汇管理办法，由国务院外汇管理部门另行制定。

第五十四条　边境贸易和边民互市的外汇管理办法，由国务院外汇管理部门根据本条例规定的原则另行制定。

第五十五条　本条例自１９９６年４月１日起施行。１９８０年１２月１８日国务院发布的《中华人民共和国外汇管理暂行条例》及其配套的细则同时废止。

REGULATIONS OF THE PEOPLE'S REPUBLIC OF CHINA FOR THE CONTROL OF FOREIGN EXCHANGE

(Adopted by the State Council on January 8, 1996 and promulgated by the State Council on January 29, 1996. Effective from April 1, 1996. Amended by the State Council on January 14, 1997.)

CHAPTER 1. GENERAL PROVISIONS

Article 1. These Regulations are formulated in order to strengthen the control of foreign exchange, to maintain the international balance of payments and to promote the healthy development of the national economy.

Article 2. The foreign exchange control department of the State Council and its branches ("Foreign Exchange Control Authorities") shall perform their duties in respect of foreign exchange control according to law and shall be responsible for the implementation of these Regulations.

Article 3. For the purposes of these Regulations, the term "foreign exchange" shall mean the following means of payment and assets, expressed in foreign currency, which may be used for international settlement:

(1) foreign currencies, including banknotes and coins;

(2) payment vouchers denominated in foreign currencies, including negotiable instruments, bank deposit certificates, post office savings vouchers etc.;

(3) negotiable securities denominated in foreign currencies, including government bonds, company bonds, share certificates etc.;

(4) special drawing rights and European Currency Units;

(5) other foreign exchange assets.

Article 4. These Regulations shall apply to the foreign exchange revenue and expenditure or business activities of organizations and individuals in China, foreign establishments in China and expatriates in China.

Article 5. The state does not restrict recurrent international payments and transfers.

Article 6. The state implements a system of statistical reporting on international receipts and payments. All units and individuals that carry out activities involving international receipts and payments must file statistics on international receipts and payments.

Article 7. The circulation of foreign currency in the People's Republic of China is prohibited, and no foreign currency may be used for pricing and settlement in the People's Republic of China.

Article 8. Any unit or individual shall have the right to report or expose acts or activities in violation of foreign exchange control.

The Foreign Exchange Control Authorities shall reward, and be responsible for maintaining confidentiality in respect of, units and individuals that report, expose or provide meritorious assistance in the investigation and handling of cases of violation of foreign exchange control.

CHAPTER 2. FOREIGN EXCHANGE RELATING TO CURRENT ACCOUNT ITEMS

Article 9. Foreign exchange revenue from current account items of organizations in China must be repatriated to China. Foreign exchange may not be deposited outside China in violation of relevant state regulations.

Article 10. Foreign exchange revenue from current account items of organizations in China shall be sold to a designated foreign exchange bank in accordance with State Council regulations for administration of the settlement, sale and payment of foreign exchange or, upon approval, deposited in a foreign exchange account with a designated foreign exchange bank.

Article 11. Foreign exchange to be used for current account items of organizations in China shall be paid after purchase thereof from a designated foreign exchange bank on the strength of valid vouchers and commercial documents, in accordance with State Council regulations for administration of the settlement, sale and payment of foreign exchange.

Article 12. Procedures for verification of foreign exchange receipts for exports and foreign exchange payments for imports by organizations in China shall be carried out in accordance with state regulations concerning the administration of verification of foreign exchange receipts for exports and verification of foreign exchange payments for imports.

Article 13. Foreign exchange owned by individuals may be held by such individuals themselves, deposited in a bank or sold to a designated foreign exchange bank.

The principle of voluntary deposit, unimpeded withdrawal, interest payment on deposits and confidentiality for depositors shall be implemented in respect of the foreign exchange savings deposits of individuals.

Article 14. Foreign exchange to be used by individuals for private purposes may be purchased up to a specified limit. If the amount of foreign exchange to be used by individuals for private purposes is to exceed the specified limit, application shall be made to the Foreign Exchange Control Authorities. The foreign exchange may be purchased if the Foreign Exchange Control Authorities consider the application to be truthful.

Individuals who carry foreign exchange into or out of China shall declare the same to Customs. Those who carry foreign exchange out of China in excess of the specified limit shall also furnish Customs with valid vouchers.

Article 15. With respect to gains generated by the assets in China of individuals who have taken up residence outside China, foreign exchange may be purchased from a designated foreign

exchange bank and remitted or carried out of China on the strength of the prescribed supporting evidence and valid vouchers

Article 16. Chinese citizens residing inside China who hold foreign exchange assets in the form of payment vouchers, negotiable securities, etc. denominated in foreign currencies may not carry or post the same out of China without the approval of the Foreign Exchange Control Authorities.

Article 17. If lawful Renminbi revenue of foreign establishments in China and expatriates in China needs to be remitted out of China, conversion and payment may be effected at a designated foreign exchange bank on the strength of relevant supporting evidence and vouchers.

Article 18. Foreign establishments in China and expatriates in China that remit or carry foreign exchange into China from abroad may hold it themselves, deposit it in a bank, sell it to a designated foreign exchange bank or, on the strength of valid vouchers, remit or carry it out of China.

CHAPTER 3. FOREIGN EXCHANGE RELATING TO CAPITAL ACCOUNT ITEMS

Article 19. Foreign exchange revenue from capital account items of organizations in China shall be repatriated to China unless specified otherwise by the State Council.

Article 20. Foreign exchange revenue from capital account items of organizations in China shall be deposited in a foreign exchange account opened with a designated foreign exchange bank in accordance with relevant state regulations. The sale of such foreign exchange revenue to a designated foreign exchange bank shall be subject to the approval of the Foreign Exchange Control Authorities.

Article 21. If an organization in China wishes to invest outside China, its sources of foreign exchange funds shall be examined by the Foreign Exchange Control Authorities before the organization applies to the examination and approval authority in charge. After approval, relevant procedures in respect of remittance of funds shall be carried out in accordance with State Council regulations concerning control of foreign exchange invested outside China.

Article 22. The taking out of foreign loans shall be handled by government departments determined by the State Council, financial institutions approved by the foreign exchange control department of the State Council and enterprises, in accordance with relevant state regulations.

If a foreign investment enterprise takes out a loan from abroad, it shall report the same to the Foreign Exchange Control Authorities for the record.

Article 23. The issue of foreign currency bonds outside China by financial institutions shall be subject to the approval of the foreign exchange control department of the State Council and be carried out in accordance with relevant state regulations.

Article 24. The provision of guarantees to foreign entities may be handled only by financial institutions and enterprises which conform to the conditions specified by the state and shall be subject to the approval of the Foreign Exchange Control Authorities.

Article 25. The state implements a system of registration of foreign debt.

Organizations in China shall carry out registration of foreign debt in accordance with State Council regulations concerning the statistical monitoring of foreign debt.

The foreign exchange control department of the State Council shall be responsible for the nationwide statistical monitoring of foreign debt and shall periodically publish information on the situation in respect of foreign debt.

Article 26. After a foreign investment enterprise that has been terminated according to law has carried out liquidation and paid tax in accordance with relevant state regulations, the Renminbi belonging to the foreign investor may be remitted or carried out of China in foreign exchange purchased from a designated foreign exchange bank, and the foreign exchange belonging to the Chinese investor shall be sold to a designated foreign exchange bank.

CHAPTER 4. FOREIGN EXCHANGE BUSINESS OF FINANCIAL INSTITUTIONS

Article 27. Financial institutions which operate foreign exchange business must be approved by the Foreign Exchange Control Authorities and obtain a Foreign Exchange Business Permit.

No unit or individual may operate foreign exchange business without the approval of the Foreign Exchange Control Authorities. The foreign exchange business of financial institutions which have been approved to operate such business may not exceed the scope of their approval.

Article 28. Financial institutions which operate foreign exchange business shall open foreign exchange accounts for their customers and carry out relevant foreign exchange business in accordance with relevant state regulations.

Article 29. Financial institutions which operate foreign exchange business shall place a foreign exchange deposit reserve in accordance with relevant state regulations, abide by regulations concerning control of foreign exchange assets-liabilities ratios and establish a doubtful account reserve.

Article 30. Designated foreign exchange banks shall use their self-owned funds as the Renminbi funds required to carry out foreign exchange settlement business.

The foreign exchange working funds that designated foreign exchange banks use in settlement shall be controlled by imposing a proportionate range. The specific range shall be set by the People's Bank of China in accordance with the actual circumstances.

Article 31. Financial institutions which operate foreign exchange business shall accept inspection and supervision by the Foreign Exchange Control Authorities.

Financial institutions which operate foreign exchange business shall submit foreign exchange balance sheets, profit and loss statements and other financial and accounting statements and information to the Foreign Exchange Control Authorities.

Article 32. To terminate its foreign exchange business, a financial institution shall submit an application to the Foreign Exchange Control Authorities. A financial institution which has terminated its foreign exchange business upon approval shall liquidate its foreign exchange claims and debts according to law and hand in its Foreign Exchange Business Permit for cancellation.

CHAPTER 5. RENMINBI EXCHANGE RATE AND FOREIGN EXCHANGE MARKET

Article 33. The system of a single, controlled, floating exchange rate based on market supply and demand shall be implemented in respect of the Renminbi exchange rate.

The People's Bank of China shall announce the rates of exchange between Renminbi and major foreign currencies on the basis of the prices formed in the interbank foreign exchange market.

Article 34. The principle of openness, equitability, fairness and good faith shall be adhered to in foreign exchange market transactions.

Article 35. The currencies and forms of foreign exchange market transactions shall be specified and adjusted by the foreign exchange control department of the State Council.

Article 36. Designated foreign exchange banks and other financial institutions which operate foreign exchange business shall be the parties which carry out transactions in the interbank foreign exchange market.

Designated foreign exchange banks and other financial institutions which operate foreign exchange business shall determine the prices for buying and selling foreign exchange from and to customers and carry out foreign exchange buying and selling operations in accordance with the exchange rates announced by, and the scope of fluctuation specified by, the People's Bank of China.

Article 37. The foreign exchange control department of the State Council shall supervise and control the foreign exchange market throughout China according to law.

Article 38. The People's Bank of China shall regulate and control the foreign exchange market according to law, in accordance with the requirements of monetary policies and changes in the foreign exchange market.

CHAPTER 6. LEGAL LIABILITY

Article 39. If foreign exchange control is evaded through any of the following acts, the Foreign Exchange Control Authorities shall order the foreign exchange to be repatriated within a time limit, forcibly collect and convert the foreign exchange and additionally impose a fine of not less than 30 percent of, and not more than five times, the amount of foreign exchange involved in the evasion; if a criminal offense is constituted, criminal liability shall be pursued according to law:

(1) deposit of foreign exchange outside China in violation of state regulations;

(2) failure to sell foreign exchange to a designated foreign exchange bank in accordance with state regulations;

(3) remitting or carrying foreign exchange out of China in violation of state regulations;

(4) carrying or posting of deposit certificates or negotiable securities denominated in foreign currency out of China without the approval of the Foreign Exchange Control Authorities; or

(5) other acts of evasion of foreign exchange control.

Article 40. If foreign exchange is acquired illegally through any of the following acts, the Foreign Exchange Control Authorities shall issue a warning, forcibly collect and convert the foreign exchange and additionally impose a fine of not less than 30 percent of, and not more than three times, the amount of such illegally acquired foreign exchange; if a criminal offense is constituted, criminal liability shall be pursued according to law:

(1) making payment in Renminbi or in kind of amounts for imports payable in foreign exchange or for similar expenditures, in violation of state regulations;

(2) making payment on behalf of other parties in Renminbi for expenses incurred in China, where the other party provides foreign exchange;

(3) investment in China of Renminbi or goods and materials purchased in China by an investor outside China, without the approval of the Foreign Exchange Control Authorities;

(4) fraudulent purchase of foreign exchange from a designated foreign exchange bank by means of a sham or invalid voucher, contract, invoice etc.; or

(5) other acts of illegal acquisition of foreign exchange.

Article 41. The Foreign Exchange Control Authorities shall confiscate the illegal income of those who operate foreign exchange business without the approval of the Foreign Exchange Control Authorities and shall forbid such operations. If a criminal offense is constituted, criminal liability shall be pursued according to law.

If a financial institution which operates foreign exchange business exceeds its approved scope of foreign exchange business without authorization, the Foreign Exchange Control Authorities shall order rectification and, if illegal income has been derived, confiscate the illegal income and additionally impose a fine of not less than one and not more than five times the amount of such illegal income. If no illegal income has been derived, a fine of not less than RMB¥100,000 and not more than RMB¥500,000 shall be imposed. If the circumstances are serious, or rectification is not carried out within the time limit, the Foreign Exchange Control Authorities shall order reorganization or revoke the institution's Foreign Exchange Business Permit. If a criminal offense is constituted, criminal liability shall be pursued according to law.

Article 42. If a designated foreign exchange bank fails to carry out its operations in respect of the settlement and sale of foreign exchange in accordance with state regulations, the Foreign Exchange Control Authorities shall order rectification, circulate a notice of criticism, confiscate the illegal income and impose a fine of not less than RMB¥100,000 and not more than RMB¥500,000. If the circumstances are serious, the bank's operations in respect of the settlement and sale of foreign exchange shall be stopped.

Article 43. If a financial institution which operates foreign exchange business violates Renminbi exchange rate controls, foreign exchange deposit or loan interest rate controls or foreign exchange trading market controls, the Foreign Exchange Control Authorities shall order rectification, circulate a notice of criticism and, if illegal income has been derived, confiscate the illegal income and additionally impose a fine of not less than one and not more than five times the amount of such illegal income. If no illegal income has been derived, a fine of not less than RMB¥100,000 and not more than RMB¥500,000 shall be imposed. If the circumstances are serious, the Foreign Exchange Control Authorities shall order reorganization or revoke the institution's Foreign Exchange Business Permit.

Article 44. If an organization in China commits any of the following acts in violation of the control of foreign debt, the Foreign Exchange Control Authorities shall issue a warning, circulate a notice of criticism and additionally impose a fine of not less than RMB¥100,000 and not more than RMB¥500,000; if a criminal offense is constituted, criminal liability shall be pursued according to law:

(1) handling foreign loans without authorization;

(2) issuance of bonds denominated in foreign currency outside China, in violation of relevant state regulations;

(3) provision of guarantees to foreign entities in violation of relevant state regulations; or

(4) other acts in violation of the control of foreign debt.

Article 45. If an organization in China commits any of the following acts of illegal use of foreign exchange, the Foreign Exchange Control Authorities shall order rectification, forcibly collect and convert the foreign exchange, confiscate the illegal income and additionally impose a fine equivalent to not more than the amount of such illegal income; if a criminal offense is constituted, criminal liability shall be pursued according to law:

(1) pricing and/or settlement in foreign currencies in China;

(2) pledging foreign exchange without authorization;

(3) changing the purpose of the foreign exchange without permission; or

(4) other acts of illegal use of foreign exchange.

Article 46. If anyone buys or sells foreign exchange privately or covertly or deals illegally in foreign exchange, the Foreign Exchange Control Authorities shall issue a warning, forcibly collect and convert the foreign exchange, confiscate the illegal income and additionally impose a fine of not less than 30 percent of, and not more than three times, the amount of the illegal foreign exchange. If a criminal offense is constituted, criminal liability shall be pursued according to law.

Article 47. If an organization in China violates the regulations concerning the administration of foreign exchange accounts by opening a foreign exchange account in or outside China without authorization, or by lending, sharing with others or transferring its foreign exchange account or by changing the scope of use of its foreign exchange account without authorization, the Foreign Exchange Control Authorities shall order rectification, cancel the foreign exchange account, circulate a notice of criticism and additionally impose a fine of not less than RMB¥50,000 and not more than RMB¥300,000.

Article 48. If an organization in China violates regulations for the administration of the verification of foreign exchange by forging, altering, lending or assigning an import or export verification statement or by using the same certificate more than once, or fails to carry out verification procedures in accordance with regulations, the Foreign Exchange Control Authorities shall issue a warning, circulate a notice of criticism, confiscate the illegal income and additionally impose a fine of not less than RMB¥50,000 and not more than RMB¥300,000. If a criminal offense is constituted, criminal liability shall be pursued according to law.

Article 49. If a financial institution which operates foreign exchange business violates the provisions of Article 29 or 31 hereof, the Foreign Exchange Control Authorities shall order rectification, circulate a notice of criticism and additionally impose a fine of not less than RMB¥50,000 and not more than RMB¥300,000.

Article 50. If the persons concerned are dissatisfied with the penalty decision of the Foreign Exchange Control Authorities, they may submit an application for reconsideration to the Foreign Exchange Control Authorities one level higher within a period of 15 days commencing from the date of receipt of written notification of the penalty decision. The Foreign Exchange Control Authorities at such higher level shall make a decision upon reconsideration within a period of two months commencing from the date of receipt of the request for reconsideration. If the persons concerned are dissatisfied with the decision made upon reconsideration, they may institute proceedings with a People's Court according to law.

Article 51. If an organization in China violates regulations in respect of the control of foreign exchange, in addition to the imposition of penalties in accordance herewith, disciplinary sanctions shall be imposed on the directly responsible personnel in charge and other directly responsible personnel. If a criminal offense is constituted, criminal liability shall be pursued according to law.

CHAPTER 7. SUPPLEMENTARY PROVISIONS

Article 52. For the purposes of these Regulations, the following terms shall have the meanings assigned to them below:

(1) "organization in China" shall mean any enterprise, institution, state authority, social organization, military unit, etc., including any foreign investment enterprise, inside the People's Republic of China;

(2) "designated foreign exchange bank" shall mean any bank approved by the Foreign Exchange Control Authorities to operate the business of settlement and sale of foreign exchange;

(3) "individual" shall mean any Chinese citizen and any foreigner who has been resident in the People's Republic of China for a full year;

(4) "foreign establishment in China" shall mean any diplomatic or consular establishment in China of a foreign country, any representative office in China of an international organization, any commercial establishment in China of a foreign country, any business establishment in China of a foreign non-governmental organization, etc.;

(5) "expatriates in China" shall mean the resident personnel of foreign establishments in China, foreigners who enter China for a short-term stay, foreigners who have been recruited by and are working in organizations in China, foreign students, etc.;

(6) "current account items" shall mean recurrent transactions in the course of international receipts and payments, including trade receipts and payments, service receipts and payments, unilateral transfers, etc.;

(7) "capital account items" shall mean assets and liability credit and debit items arising from the inflow and outflow of capital in the course of international receipts and payments, including direct investments, all kinds of loans, securities investments, etc.

Article 53. The foreign exchange control department of the State Council shall formulate separate measures for the control of foreign exchange in bonded zones.

Article 54. The foreign exchange control department of the State Council shall formulate separate measures for the control of foreign exchange in respect of border trade and cross-border markets of residents of border areas in accordance with the principles specified herein.

Article 55. These Regulations shall be implemented from April 1, 1996. The *Provisional Regulations of the People's Republic of China for the Control of Foreign Exchange* issued by the State Council on December 18, 1980 and their accompanying detailed rules shall be repealed on the same date.

RECEIVED

2003 MAY 13 P 1:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

结汇、售汇及付汇管理规定

第一章 总则

第一条 为规范结汇、售汇及付汇行为，实现人民币在经常项目下可兑换，特制定本规定。

第二条 经营外汇业务的银行应当按照本规定和中国人民银行、国家外汇管理局批准的业务范围办理结汇、售汇、开立外汇帐户及对外支付业务。

第三条 境内机构外汇收入，除国家另有规定外应当及时调回境内。

第四条 境内机构、居民个人、驻华机构及来华人员应当按照本规定办理结汇、购汇、开立外汇帐户及对外支付。

第五条 境内机构和居民个人通过经营外汇业务的银行办理对外收支时，应当按照《国际收支统计申报办法》及有关规定办理国际收支统计申报。

第二章 经常项目下的结汇、售汇与付汇

第六条 除本规定第七条、第八条、第十条限定的范围和数量外，境内机构取得的下列外汇应当结汇：

（一）出口或者先支后收转口货物及其他交易行为收入的外汇。其中用跟单信用证／保函和跟单托收方式结算的贸易出口外汇可以凭有效商业单据结汇，用汇款方式结算的贸易出口外汇持出口收汇核销单结汇；

（二）境外贷款项下国际招标中标收入的外汇；

（三）海关监管下境内经营免税商品收入的外汇；

（四）交通运输（包括各种运输方式）及港口（含空港）、邮电（不包括国际汇兑款）、广告、咨询、展览、寄售、维修等行业及各类代理业务提供商品或者服务收入的外汇；

（五）行政、司法机关收入的各项外汇规费、罚没款等；

（六）土地使用权、著作权、商标权、专利权、非专利技术、商誉等无形资产转让收入的外汇，但上述无形资产属于个人所有的，可不结汇；

（七）境外投资企业汇回的外汇利润、对外经援项下收回的外汇和境外资产的外汇收入；

（八）对外索赔收入的外汇、退回的外汇保证金等；

（九）出租房地产和其他外汇资产收入的外汇；

（十）保险机构受理外汇保险所得外汇收入；

（十一）取得《经营外汇业务许可证》的金融机构经营外汇业务的净收入；

（十二）国外捐赠、资助及援助收入的外汇；

（十三）国家外汇管理局规定的其他应当结汇的外汇。

第七条 境内机构（不含外商投资企业）的下列外汇，可以向国家外汇管理局及其分支局（以下简称“外汇局”）申请，在经营外汇业务的银行开立外汇帐户，按照规定办理结汇：

（一）经营境外承包工程、向境外提供劳务、技术合作及其他服务业务的公司，在上述业务项目进行过程中收到的业务往来外汇；

（二）从事代理对外或者境外业务的机构代收代付的外汇；

（三）暂收待付或者暂收待结项下的外汇，包括境外汇入的投标保证金、履约保证金、先收后支的转口贸易收汇、邮电部门办理国际汇兑业务的外汇汇兑款、一类旅行社收取的国外旅游机构预付的外汇、铁路部门办理境外保价运输业务收取的外汇、海关收取的外汇保证金、抵押金等；

（四）保险机构受理外汇保险、需向境外分保以及尚未结算的保费。

上述各项外汇的净收入，应当按照规定的时间全部卖给外汇指定银行。

第八条　捐赠、资助及援助合同规定用于境外支付的外汇，经外汇局批准后方可保留。

第九条　下列范围的外汇，可以保留：

（一）外国驻华使领馆、国际组织及其他境外法人驻华机构的外汇；

（二）居民个人及来华人员的外汇。

第十条　外商投资企业经常项目下外汇收入可在外汇局核定的最高金额以内保留外汇，超出部分应当卖给外汇指定银行，或者通过外汇调剂中心卖出。

第十一条　超过等值１万美元的现钞结汇，结汇人应当向外汇指定银行提供真实的身份证明和外汇来源证明，外汇指定银行予以结汇登记后报外汇局备案。

第十二条　本规定第七、八、九、十条允许开立外汇帐户的境内机构和居民个人、驻华机构及来华人员，应当按照外汇帐户管理的有关规定，到经营外汇业务的银行办理开户手续。

第十三条　境内机构下列贸易及非贸易经营性对外支付用汇，持与支付方式相应的有效商业单据和所列有效凭证从其外汇帐户中支付或者到外汇指定银行兑付：

（一）用跟单信用证／保函方式结算的贸易进口，如需在开证时购汇，持进口合同、进口付汇核销单、开证申请书；如需在付汇时购汇，还应当提供信用证结算方式要求的有效商业单据。核销时必须凭正本进口货物报关单办理；

（二）用跟单托收方式结算的贸易进口，持进口合同、进口付汇核销单、进口付汇通知书及跟单托收结算方式要求的有效商业单据。核销时必须凭正本进口货物报关单办理；

（三）用汇款方式结算的贸易进口，持进口合同、进口付汇核销单、发票、正本进口货物报关单、正本运输单据，若提单上的“提货人”和报关单上的“经营单位”与进口合同中列明的买方名称不一致，还应当提供两者间的代理协议；

（四）进口项下不超过合同总金额的１５％或者虽超过１５％但未超过等值１０万美元的预付货款，持进口合同、进口付汇核销单；

上述（一）至（四）项下进口，实行进口配额管理或者特定产品进口管理的货物，还应当提供有关部门签发的许可证或者进口证明；进口实行自动登记制的货物，还应当提供填好的登记表格。

（五）进口项下的运输费、保险费，持进口合同、正本运输费收据和保险费收据；

（六）出口项下不超过合同总金额２％的暗佣（暗扣）和５％的明佣（明扣）或者虽超过上述比例但未超过等值１万美元的佣金，持出口合同或者佣金协议、结汇水单或者收帐通知；出口项下的运输费、保险费，持出口合同、正本运输费收据和保险费收据；

（七）进口项下的尾款，持进口合同、进口付汇核销单、验货合格证明；

（八）进出口项下的资料费、技术费、信息费等从属费用，持进口合同或者出口合同、进口付汇核销单或者出口收汇核销单、发票或者收费单据及进口或者出口单位负责人签字的说明书；

（九）从保税区购买商品以及购买国外入境展览展品的用汇，持（一）至（八）项规定的有效凭证和有效商业单据；

（十）专利权、著作权、商标、计算机软件等无形资产的进口，持进口合同或者协议；

（十一）出口项下对外退赔外汇，持结汇水单或者收帐通知、索赔协议、理赔证明和已冲减出口收汇核销的证明；

（十二）境外承包工程所需的投标保证金持投标文件，履约保证金及垫付工程款项持合同。

第十四条　境内机构下列贸易及非贸易经营性对外支付，经营外汇业务的银行凭用户提供的支付清单先从其外汇帐户中支付或者兑付，事后核查：

（一）经国务院批准的免税品公司按照规定范围经营免税商品的进口支付；

（二）民航、海运、铁道部门（机构）支付境外国际联运费、设备维修费、站场港口使用费、燃料供应费、保险费、非融资性租赁费及其他服务费用；

（三）民航、海运、铁道部门（机构）支付国际营运人员伙食、津贴补助；

（四）邮电部门支付国际邮政、电信业务费用。

第十五条　境内机构下列对外支付用汇，由外汇局审核其真实性后，从其外汇帐户中支付或者到外汇指定银行兑付：

（一）超过本规定第十三条（四）规定比例和金额的预付货款；

（二）超过本规定第十三条（六）规定比例和金额的佣金；

（三）转口贸易项下先支后收的对外支付；

（四）偿还外债利息；

（五）超过等值1万美元的现钞提取。

第十六条　境内机构偿还境内中资金融机构外汇贷款利息，持《外汇（转）贷款登记证》、借贷合同及债权人的付息通知单，从其外汇帐户中支付或者到外汇指定银行兑付。

第十七条　财政预算内的机关、事业单位和社会团体的非贸易非经营性用汇，按照《非贸易非经营性外汇财务管理暂行规定》办理。

第十八条　财政预算外的境内机构下列非经营性用汇，持所列有效凭证从其外汇帐户中支付或者到外汇指定银行兑付：

（一）在境外举办展览、招商、培训及拍摄影视片等用汇，持合同、境外机构的支付通知书及主管部门批准文件；

（二）对外宣传费、对外援助费、对外捐赠外汇、国际组织会费、参加国际会议的注册费、报名费，持主管部门的批准文件及有关函件；

（三）在境外设立代表处或者办事机构的开办费和年度预算经费，持主管部门批准设立该机构的批准文件和经费预算书；

（四）国家教委国外考试协调机构支付境外的考试费，持对外合同和国外考试机构的帐单或者结算通知书；

（五）在境外办理商标、版权注册、申请专利和法律、咨询服务等所需费用，持合同和发票；

（六）因公出国费用，持国家授权部门出国任务批件。

上述（一）至（六）项以外的非经营性用汇，由外汇局审核其真实性以后，从其外汇帐户中支付或者到外汇指定银行兑付。

第十九条　居民个人的因私用汇，按照《境内居民因私兑换外汇办法》和《境内居民外汇存款汇出境外的规定》办理。

第二十条　居民个人移居出境后，下列合法人民币收益，持本人身份证明和所列有效凭证到外汇局授权的外汇指定银行兑付：

（一）人民币存款利息，持人民币存款利息清单；

（二）房产出租收入的租金，持房产租赁合同和房产出租管理部门的证明；

（三）其他资产的收益，持有关的证明材料和收益清单。

第二十一条　外商投资企业外方投资者依法纳税后的利润、红利的汇出，持董事会利润分配决议书，从其外汇帐户中支付或者到外汇指定银行兑付。

外商投资企业中外籍、华侨、港澳台职工依法纳税后的人民币工资及其他正当收益，持证明材料到外汇指定银行兑付。

第二十二条　按照规定应当以外币支付的股息，依法纳税后持董事会利润分配决议书从其外汇帐户中支付或者到外汇指定银行兑付。

第二十三条　驻华机构及来华人员的合法人民币收入，需汇出境外时，持证明材料和收费清单到外汇局授权的外汇指定银行兑付。

第二十四条　驻华机构及来华人员从境外携入或者在境内购买的自用物品、设备、用具等，出售后所得人民币款项，需汇出境外时，持工商登记证或者本人身份证明和出售凭证到外汇局授权的外汇指定银行兑付。

第二十五条　临时来华的外国人、华侨、港澳台同胞出境时未用完的人民币，可以凭本人护照、原兑换水单（有效期为6个月）兑回外汇，携出境外。

第三章　资本项目下的结汇、售汇与付汇

第二十六条　境内机构资本项目下的外汇应当在经营外汇业务的银行开立外汇帐户。

第二十七条　境内机构下列范围内的外汇，未经外汇局批准，不得结汇：

（一）境外法人或自然人作为投资汇入的外汇；

（二）境外借款及发行外币债券、股票取得的外汇；

（三）经国家外汇管理局批准的其他资本项目下外汇收入。

除出口押汇外的国内外汇贷款和中资企业借入的国际商业贷款不得结汇。

第二十八条　境内机构向境外出售房地产及其他资产收入的外汇，除本规定第十条限定的数额外应当卖给外汇指定银行。

第二十九条　境内机构偿还境内中资金融机构外汇贷款本金，持《外汇（转）贷款登记证》、借贷合同及债权机构的还本通知单，从其外汇帐户中支付或者到外汇指定银行兑付。

第三十条　境内机构资本项目下的下列用汇，持所列有效凭证向外汇局申请，凭外汇局的核准件从其外汇帐户中支付或者到外汇指定银行兑付：

（一）偿还外债本金，持《外债登记证》、借贷合同及债权机构还本通知单；

（二）对外担保履约用汇，持担保合同、外汇局核发的《外汇担保登记证》及境外机构支付通知；

（三）境外投资资金的汇出，持国家主管部门的批准文件和投资合同；

（四）外商投资企业的中方投资者经批准需以外汇投入的注册资金，持国家主管部门的批准文件和合同。

第三十一条　外商投资企业的外汇资本金的增加、转让或者以其他方式处置，持董事会决议，经外汇局核准后，从其外汇帐户中支付或者持外汇局核发的售汇通知单到外汇指定银行兑付；

投资性外商投资企业外汇资本金在境内投资及外方所得利润在境内增资或者再投资，持外汇局核准件办理。

第四章　结汇、售汇及付汇的监管

第三十二条　外商投资企业可以在外汇指定银行办理结汇和售汇，也可以在外汇调剂中心买卖外汇，其他境内机构、居民个人、驻华机构及来华人员只能在外汇指定银行办理结汇和售汇。

第三十三条　从外汇帐户中对外支付时，经营外汇业务的银行应当根据规定的外汇帐户收支范围及本规定第二、三章相应的规定进行审核，办理支付。

第三十四条　外汇指定银行办理售汇和付汇后，应当在相应的有效凭证和有效商业单据上签章后留存备查。

第三十五条　外汇指定银行应当根据中国人民银行每日公布的人民币汇率中间价和规定的买卖差价幅度，确定对客户的外汇买卖价格，办理结汇和售汇业务。

第三十六条　从外汇帐户中支付或者购汇支付，应当在有关结算方式或者合同规定的日期办理，不得提前对外付款；除用于还本付息的外汇和信用证／保函保证金外，不得提前购汇。

第三十七条　为使有远期支付合同或者偿债协议的用汇单位避免汇率风险，外汇指定银行可以按照有关规定为其办理人民币与外币的远期买卖及其他保值业务。

第三十八条　易货贸易项下进口，未经外汇局批准，不得购汇或者从外汇帐户支付。

第三十九条　经营外汇业务的银行应当按照规定向外汇局报送结汇、售汇及付汇情况报表。

外汇指定银行应当建立结售汇内部监管制度，遇有结售汇异常情况，应当及时向国家外汇管理局当地分支局报告。

第四十条　境内机构应当在其注册地选择经营外汇业务的银行开立外汇帐户、按照本规定办理结汇、购汇、付汇业务。境内机构在异地和境外开立外汇帐户，应当向外汇局申请。

外商投资企业经常项下的外汇收入，经批准可以在注册地选择经营外汇业务的银行开立外汇结算帐户。

第四十一条　经营外汇业务的银行和有结汇、购汇、付汇业务的境内机构，应当无条件接受外汇局的监督、检查，并出示、提供有关材料。对违反本规定的，外汇局可对其处以警告、没收违法所得、罚款的处罚；对违反本规定，情节严重的经营外汇业务的银行，外汇局可对其处以暂停结售汇业务的处罚。

第五章　附则

第四十二条　本规定由国家外汇管理局负责解释。

第四十三条　本规定自１９９６年７月１日起施行。

１９９４年３月２６日发布的《结汇、售汇及付汇管理暂行规定》同时废止。其他规定与本规定相抵触的，以本规定为准。

RECEIVED
13 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REGULATIONS FOR ADMINISTRATION OF THE SETTLEMENT, SALE AND PAYMENT OF FOREIGN EXCHANGE

(Promulgated by the PBOC on June 20, 1996 and effective from July 1, 1996.)

CHAPTER 1. GENERAL PROVISIONS

Article 1. These Regulations are specially formulated in order to standardize acts of settlement, sale and payment of foreign exchange and to realize the convertibility of Renminbi relating to current account items.

Article 2. Banks which operate foreign exchange business shall carry out the settlement and sale of foreign exchange, opening of foreign exchange accounts and making of payments to payees outside China in accordance with these Regulations and the scope of business approved by the People's Bank of China and the State Administration of Foreign Exchange.

Article 3. Organizations in China shall timely repatriate foreign exchange revenue to China, unless otherwise provided by the state.

Article 4. Organizations in China, individual residents, foreign establishments in China and expatriates in China shall effect the settlement and purchase of foreign exchange, opening of foreign exchange accounts and the making of payments to payees outside China in accordance with these Regulations.

Article 5. Organizations in China and individual residents that handle receipts from and payments to foreign entities through banks which operate foreign exchange business shall carry out statistical reporting of international receipts and payments in accordance with the *Measures for the Statistical Reporting of International Receipts and Payments* and related regulations.

CHAPTER 2. SETTLEMENT, SALE AND PAYMENT OF FOREIGN EXCHANGE RELATING TO CURRENT ACCOUNT ITEMS

Article 6. With the exception of the scopes and amounts specified in Articles 7, 8 and 10 hereof, the following foreign exchange obtained by organizations in China shall be settled:

(1) foreign exchange received from the export of goods, entrepôt trade where payment is made first and collected later, or other transactions. Of such foreign exchange, that relating to trade exports to be settled with documentary letters of credit/letters of guarantee or by documentary collection may be settled on the strength of the valid commercial documents, and that relating to trade exports to be settled by remittance shall be settled on the strength of the export verification statements;

(2) foreign exchange received from the winning of international tenders under loans granted outside China;

(3) foreign exchange received from duty-free merchandise business carried out in China under Customs supervision and control;

(4) foreign exchange received in industries such as communications and transportation (including all modes of transportation), ports (including airports), post and telecommunications (excluding international remittances), advertising, consultancy, exhibition, sale on commission and maintenance etc., or from the provision of merchandise or services in all kinds of agency business;

(5) all categories of foreign exchange fees, fines and confiscated amounts, etc. received by administrative and judicial authorities;

(6) foreign exchange received from the assignment of intangible assets such as land use rights, copyrights, trademark rights, patent rights, non-patented technology and goodwill, etc.; however, if the above-mentioned intangible assets are owned by individuals, no settlement shall be required;

(7) foreign exchange profit repatriated by enterprises invested in outside China, foreign exchange recovered from economic assistance to foreign countries and regions and foreign exchange revenue from assets outside China;

(8) foreign exchange received from claims against parties outside China, returned foreign exchange security moneys, etc.;

(9) foreign exchange received from the leasing of real estate and other foreign exchange assets;

(10) foreign exchange revenue derived by insurance institutions from accepting foreign exchange insurance;

(11) the net revenue from foreign exchange business derived by financial institutions that have obtained a Foreign Exchange Business Permit;

(12) foreign exchange received from foreign donations, financial assistance and aid;

(13) other foreign exchange to be settled, as specified by the State Administration of Foreign Exchange.

Article 7. With respect to the following foreign exchange, organizations in China (except for foreign investment enterprises) may apply to the State Administration of Foreign Exchange or a branch thereof ("Foreign Exchange Administration") for approval to open foreign exchange accounts with banks which operate foreign exchange business and to effect foreign exchange settlement in accordance with regulations:

(1) foreign exchange related to business transactions received by companies engaged in project contracting outside China, or in the provision of labor services to, technical cooperation with, or other services to, entities outside China in the course of their engagement in such business;

(2) foreign exchange that is collected and paid on behalf of their principals by organizations

acting as agents in foreign-related business or in business outside China;

(3) foreign exchange that has been provisionally collected and is awaiting payment or settlement, including tender deposits, performance bonds, foreign exchange received from entrepôt trade where payment is collected first and made later, foreign exchange remittances by post and telecommunication departments in their international remittance business, advance payments of foreign currency received by Category 1 travel services from tourism organizations outside China, foreign exchange received by the railway authorities from their engagement in transportation outside China at guaranteed prices, foreign exchange bonds and security payments collected by Customs, etc. that are remitted from outside China;

(4) premiums for foreign exchange insurance accepted by, premiums for the insurance of risks to be reinsured with insurance companies outside China by, and as yet unsettled payments of premiums of, insurance institutions.

The above-mentioned net foreign exchange revenue shall be sold to designated foreign exchange banks in full at the prescribed time.

Article 8. Foreign exchange which the grant, subsidy or aid contracts require to be used for payments outside China may be retained only upon the approval of a Foreign Exchange Administration.

Article 9. Foreign exchange within the following scope may be retained:

(1) foreign exchange of foreign embassies and consulates in China, and of establishments in China of international organizations and other legal persons outside China;

(2) foreign exchange of individual residents and of expatriates in China.

Article 10. The foreign exchange revenue relating to current account items of foreign investment enterprises may be retained as foreign currency up to the maximum amount specified by the Foreign Exchange Administration. The portion in excess of such amount shall be sold to a designated foreign exchange bank or through a foreign exchange adjustment center.

Article 11. With respect to cash settlements of foreign exchange in excess of an amount equivalent to US$10,000, the person effecting the settlement shall provide authentic proof of identity and proof of the source of the foreign exchange to the designated foreign exchange bank. After registering the settlement, the designated foreign exchange bank shall report to the Foreign Exchange Administration for the record.

Article 12. Organizations in China, individual residents, foreign establishments in China, and expatriates in China, that are permitted to open foreign exchange accounts pursuant to Articles 7, 8, 9 and 10 hereof shall carry out account opening procedures with banks which operate foreign exchange business in accordance with relevant regulations concerning the administration of foreign exchange accounts.

Article 13. With respect to the following foreign exchange to be used for making trading

and non-trading operating payments to payees outside China, organizations in China shall make payments from their foreign exchange accounts, or effect conversion and payment at designated foreign exchange banks, on the strength of valid commercial documents corresponding to the method of payment and on the strength of the specified valid vouchers:

(1) with respect to trade imports to be settled with documentary letters of credit/letters of guarantee, if it is necessary to purchase foreign exchange upon opening of the letter of credit, payment shall be made or conversion and payment effected on the strength of the import contracts, import verification statements and letter of credit applications; if it is necessary to purchase foreign exchange at the time of payment, the valid commercial documents required for the letter of credit method shall also be supplied. The original customs declarations for the imported goods are required in order to handle verification;

(2) with respect to trade imports to be settled by documentary collection, payment shall be made or conversion and payment effected on the strength of the import contracts, import verification statements, notices of payment of foreign exchange for imports and the valid commercial documents required for the method of settlement by documentary collection. The original customs declarations for the imported goods are required in order to handle verification;

(3) with respect to trade imports to be settled by remittance, payment shall be made or conversion and payment effected on the strength of the import contracts, import verification statements, invoices, original customs declarations for the imported goods and original shipping documents; if the "consignee" on the bill of lading and the "business unit" on the customs declaration are not the same as the name of the purchaser set forth in the import contract, the agency agreement between the two shall also be provided.

(4) with respect to advance deposits for imported goods that do not exceed 15 percent of the total amount of the contract, or that exceed 15 percent of the total amount of the contract but do not exceed the equivalent of US$100,000, payment shall be made or conversion and payment effected on the strength of the import contracts and the import verification statements;

with respect to imports under items (1) to (4) above that are goods subject to quotas or that are special products subject to import control, the licenses or import certificates issued by the relevant authority shall also be provided; with respect to imports that are goods for which a system of voluntary registration is being implemented, a completed registration form shall also be provided;

(5) with respect to freight charges and insurance premiums for imports, payment shall be made or conversion and payment effected on the strength of the import contracts and the original receipts for such freight charges and insurance premiums;

(6) with respect to hidden commissions (hidden rebates) that are to be paid in connection with exports and do not exceed 2 percent of the total amount of the contract and identified commissions (identified rebates) that are to be paid in connection with exports and do not exceed 5 percent of the total amount of the contract, or commissions in

connection with exports that exceed the above-mentioned percentages but do not exceed the equivalent of US$10,000, payment shall be made or conversion and payment effected on the strength of the export contracts or commission agreements, settlement memos or credit memos; with respect to freight charges and insurance premiums for exports, payment shall be made or conversion and payment effected on the strength of the export contracts and the original receipts for such freight charges and insurance premiums;

(7) with respect to final payments for imports, payment shall be made or conversion and payment effected on the strength of the import contracts, import verification statements and quality certificates issued upon examination of the goods;

(8) with respect to incidental expenses in connection with imports and exports such as charges for data, technology and information etc., payment shall be made or conversion and payment effected on the strength of the import or export contracts, import verification statements or export verification statements, invoices or vouchers for payments received and written explanations signed by the person in charge of the importing or exporting unit;

(9) with respect to foreign exchange to be used for the purchase of merchandise from bonded zones or for the purchase of exhibits brought into the country from abroad, payment shall be made or conversion and payment effected on the strength of the valid vouchers and valid commercial documents specified in items (1) to (8);

(10) with respect to the import of intangible assets such as patent rights, copyrights, trademarks and computer software etc., payment shall be made or conversion and payment effected on the strength of the import contracts or agreements;

(11) with respect to foreign exchange to be restituted to foreign parties in connection with exports, payment shall be made or conversion and payment effected on the strength of the settlement memos or credit memos, compensation agreements, claim settlement certificates and proof of verification of setoff against the foreign exchange received for exports;

(12) with respect to tender deposits for projects contracted for outside China, payment shall be made or conversion and payment effected on the strength of the tender documents; with respect to contract performance bonds, and project payments to be advanced, for projects contracted for outside China, payment shall be made or conversion and payment effected on the strength of the contracts.

Article 14. With respect to the following trading and non-trading operating payments to be made to payees outside China by organizations in China, banks which operate foreign exchange business shall first effect payment from the foreign exchange accounts of their customers, or effect conversion and payment, on the strength of the payment lists provided by their customers and subsequently verify the matter:

(1) payments to be made by duty-free goods companies approved by the State Council for the import of duty-free merchandise dealt in by them within their specified scopes of

business;

(2) international through-transport expenses, equipment maintenance expenses, station, airport and port use fees, fuel supply charges, insurance premiums, rentals other than pursuant to lease-financing arrangements, and other service charges to be paid outside China by civil aviation, ocean transport and railway authorities (organizations);

(3) meal and allowance subsidies to be paid by civil aviation, ocean transport and railway authorities (organizations) to international operation personnel;

(4) fees to be paid by post and telecommunication departments in connection with their international post and telecommunications business.

Article 15. With respect to the following foreign exchange payments to payees outside China, organizations in China shall make payment from their foreign exchange accounts, or effect conversion and payment at a designated foreign exchange bank, upon verification by the Foreign Exchange Administration of their authenticity:

(1) advance deposits for purchases that exceed the ratios and amounts specified in item (4) of Article 13 hereof;

(2) commissions that exceed the ratios and amounts specified in item (6) of Article 13 hereof;

(3) payments to payees outside China in connection with entrepôt trade where payment is made first and collected later;

(4) payment of interest on foreign debts;

(5) cash withdrawals in excess of the equivalent of US$10,000.

Article 16. With respect to the payment of interest on foreign exchange loans taken out in China from wholly Chinese-owned financial institutions, organizations in China shall make payment from their foreign exchange accounts, or effect conversion and payment at designated foreign exchange banks, on the strength of the (On-Lent) Foreign Exchange Loan Registration Certificate, loan agreement and the creditor's debit note for the interest payment.

Article 17. Foreign exchange to be used for non-trading and non-operating payments by authorities, institutions and social organizations that are included in the financial budget shall be handled in accordance with the *Provisional Regulations on the Financial Administration of Non-Trading and Non-Operating Foreign Exchange*.

Article 18. With respect to the following non-operating foreign exchange to be used by organizations in China that are not included in the financial budget, payment shall be made from their foreign exchange accounts, or conversion and payment shall be effected at designated foreign exchange banks, on the strength of the specified valid vouchers:

(1) with respect to foreign exchange to be used for the holding of exhibitions, attraction of

investment, training or shooting of cinematographic and television pictures etc. outside China, payment shall be made or conversion and payment effected on the strength of the contracts, the debit notes of the organizations outside China and the approval documents of the authorities-in-charge;

(2) with respect to foreign publicity expenses, foreign aid expenses, grant of foreign exchange to foreign entities, membership dues for international organizations and registration and name-entry fees for participation in international conferences, payment shall be made or conversion and payment effected on the strength of the approval documents and the relevant letters of the authorities-in-charge;

(3) with respect to the start-up expenses and budgeted annual outlay of representative offices or office establishments set up outside China, payment shall be made or conversion and payment effected on the strength of the documents by which the authorities-in-charge approved the establishment of such offices or establishments, and the outlay budgets;

(4) with respect to examination fees to be paid to payees outside China by the foreign examination coordination organization of the State Education Commission, payment shall be made or conversion and payment effected on the strength of the contracts with the foreign parties and the statements of account or settlement notices of the foreign examination institutions;

(5) with respect to expenses required for the handling of trademark and copyright registration, patent applications and legal and consultancy services etc. outside China, payment shall be made or conversion and payment effected on the strength of the contracts and invoices;

(6) with respect to expenses for foreign travel on official business, payment shall be made or conversion and payment effected on the strength of the approval documents for the tasks requiring foreign travel issued by departments authorized by the state.

With respect to non-operating foreign exchange other than that set forth in items (1) to (6) above, organizations in China shall make payment from their foreign exchange accounts, or effect conversion and payment at designated foreign exchange banks, after the Foreign Exchange Administration has verified the authenticity of the foreign exchange.

Article 19. Foreign exchange of individual residents used for private purposes shall be handled in accordance with the *Measures for the Conversion of Foreign Exchange for Private Purposes by Residents of China* and the *Regulations for the Remittance of Foreign Exchange Deposits Out of China by Residents of China*.

Article 20. After individual residents leave China to take up residence elsewhere, conversion and payment of the following lawful Renminbi earnings shall be effected at designated foreign exchange banks authorized by the Foreign Exchange Administration on the strength of proof of their identity and the specified valid vouchers:

(1) with respect to interest on Renminbi deposits, conversion and payment shall be effected on the strength of the statements of interest on Renminbi deposits;

(2) with respect to rental revenue from the lease of premises, conversion and payment shall be effected on the strength of the premises lease contracts and the certificates from the authorities for administration of the lease of premises;

(3) with respect to earnings from other assets, conversion and payment shall be effected on the strength of relevant supporting materials and statements of earnings.

Article 21. With respect to the outward remittance of profits or dividends of the foreign investors in foreign investment enterprises after payment of tax according to law, payment shall be made from their foreign exchange accounts, or conversion and payment effected at designated foreign exchange banks, on the strength of the written resolutions of the board of directors concerning profit distribution.

With respect to the Renminbi wages and other legitimate earnings of foreign, overseas Chinese, Hong Kong, Macao and Taiwanese staff and workers of foreign investment enterprises after payment of tax according to law, conversion and payment shall be effected at designated foreign exchange banks on the strength of supporting evidence.

Article 22. With respect to dividends which regulations require to be paid in foreign currency, payment shall be made from the foreign exchange accounts, or conversion and payment effected at designated foreign exchange banks, on the strength of the written resolutions of the board of directors concerning profit distribution, after payment of tax according to law.

Article 23. With respect to lawful Renminbi revenue of foreign establishments in China and expatriates in China that needs to be remitted out of China, conversion and payment shall be effected at designated foreign exchange banks authorized by the Foreign Exchange Administration on the strength of the supporting evidence and statements of fees collected.

Article 24. If foreign establishments in China and expatriates in China sell articles, equipment and appliances, etc. which they brought into or purchased in China for personal use and need to remit the Renminbi proceeds out of China, conversion and payment shall be effected at designated foreign exchange banks authorized by the Foreign Exchange Administration on the strength of the business registration certificates, or the proof of identity of the persons in question, and the sales vouchers.

Article 25. Foreigners, overseas Chinese and compatriots from Hong Kong, Macao or Taiwan coming to China temporarily may, when leaving China, convert their unused Renminbi into foreign exchange on the strength of their own passports and the original conversion memos (valid for six months) and take the foreign exchange so converted out of China.

CHAPTER 3. SETTLEMENT, SALE AND PAYMENT OF FOREIGN EXCHANGE RELATING TO CAPITAL ACCOUNT ITEMS

Article 26. Organizations in China shall open foreign exchange accounts with banks which operate foreign exchange business for their foreign exchange relating to capital account items.

Article 27. The settlement of foreign exchange of organizations in China within the following scope may be carried out only upon approval by a Foreign Exchange Administration:

(1) foreign exchange remitted inward by legal or natural persons outside China as investment;

(2) foreign exchange derived from the taking out of loans and the issuance of stocks and bonds denominated in foreign currency outside China;

(3) other foreign exchange revenue relating to capital account items approved by the State Administration of Foreign Exchange.

No settlement may be effected in respect of international commercial loans taken out by wholly Chinese-owned enterprises and domestic foreign exchange loans other than those in connection with the negotiation of trade bills.

Article 28. The foreign exchange received by organizations in China from the sale of real estate and other assets to purchasers outside China shall, except for the amount specified in Article 10 hereof, be sold to designated foreign exchange banks.

Article 29. With respect to the repayment of the principal of foreign exchange loans taken out by organizations in China from wholly Chinese-owned financial institutions in China, payment shall be made from their foreign exchange accounts, or conversion and payment effected at designated foreign exchange banks, on the strength of the (On-Lent) Foreign Exchange Loan Registration Certificates, the loan agreements and the debit notes for repayment of principal issued by the creditors.

Article 30. With respect to the following foreign exchange relating to capital account items to be used by organizations in China, application shall be made to a Foreign Exchange Administration on the strength of the specified valid vouchers, and payment shall be made from their foreign exchange accounts, or conversion and payment effected at designated foreign exchange banks, on the strength of the approval documents issued by the Foreign Exchange Administration:

(1) with respect to repayment of the principal of foreign debts, payment shall be made or conversion and payment effected on the strength of the Foreign Debt Registration Certificates, the loan agreements and the debit notes for repayment of principal issued by the creditors;

(2) with respect to foreign exchange to be used to perform guarantees provided to foreign parties, payment shall be made or conversion and payment effected on the strength of the guarantee contracts, the Foreign Exchange Guarantee Registration Certificates issued by the Foreign Exchange Administration and the debit notes issued by the organizations outside China;

(3) with respect to outward remittance of funds to be invested outside China, payment shall be made or conversion and payment effected on the strength of the approval documents issued by the state authorities-in-charge and the investment contracts;

(4) with respect to registered capital that is, following approval, to be contributed in foreign exchange by Chinese investors in foreign investment enterprises, payment shall be made or conversion and payment effected on the strength of the approval documents issued by the state authorities-in-charge and the contracts.

Article 31. With respect to an increase in, or assignment or other disposal of the foreign exchange capital funds of foreign investment enterprises, payment shall be made from their foreign exchange accounts or, on the strength of the foreign exchange sales notices issued by the Foreign Exchange Administration, conversion and payment shall be effected at designated foreign exchange banks, after approval has been obtained from the Foreign Exchange Administration on the strength of the resolution of the board of directors.

Investment of foreign exchange capital funds in China by a foreign investment enterprise which is an investment company, use of profits derived by the foreign party to increase its existing investment in China and reinvestment in China of profits derived by the foreign party shall be carried out on the strength of the approval document of the Foreign Exchange Administration.

CHAPTER 4. SUPERVISION AND CONTROL OF THE SETTLEMENT, SALE AND PAYMENT OF FOREIGN EXCHANGE

Article 32. Foreign investment enterprises may carry out settlement and sale of foreign exchange at designated foreign exchange banks and may also buy and sell foreign exchange at foreign exchange adjustment centers. Other organizations in China, individual residents, foreign establishments in China and expatriates in China may carry out settlement and sale of foreign exchange only at designated foreign exchange banks.

Article 33. When payment to a payee outside China is made from a foreign exchange account, banks which operate foreign exchange business shall examine and verify the matter and effect payment according to the prescribed scope of payments into and out of the foreign exchange account and the corresponding provisions of Chapters 2 and 3 hereof.

Article 34. After carrying out sales and payments of foreign exchange, designated foreign exchange banks shall sign and seal the relevant valid vouchers and valid commercial documents and keep them for future reference.

Article 35. Designated foreign exchange banks shall determine the prices for buying and selling foreign exchange from and to customers and carry out settlement and sale of foreign exchange business in accordance with the median of the exchange rates for Renminbi published daily by the People's Bank of China and the prescribed range of the buying and selling differential.

Article 36. Payments from foreign exchange accounts or payments made with purchased foreign exchange shall be effected on the date for the relevant method of payment or the date specified in the contract. No payments may be made to payees outside China ahead of schedule. Except for foreign exchange to be used to repay a principal sum and/or pay the interest thereon and foreign exchange to be used as security money for letters of credit/letters of guarantee, foreign exchange may not be purchased in advance.

Article 37. Designated foreign exchange banks may handle forward sale and purchase of Renminbi and foreign currency and other hedging business in accordance with relevant regulations on behalf of exchange-using units with forward contracts or debt payment agreements, in order to shield such units from exchange risks.

Article 38. Without the approval of a Foreign Exchange Administration, no foreign exchange may be purchased or be paid from a foreign exchange account for barter trade imports.

Article 39. Banks which operate foreign exchange business shall submit statements of their foreign exchange settlements, sales and payments to a Foreign Exchange Administration in accordance with regulations.

Designated foreign exchange banks shall establish systems for internal supervision and control of the settlement and sale of foreign exchange, and shall promptly report to the local branch or sub-branch of the State Administration of Foreign Exchange if they encounter any unusual circumstances in the settlement and sale of foreign exchange.

Article 40. Organizations in China shall select a bank in the place where they are registered which operates foreign exchange business with which to open a foreign exchange account and carry out settlement, purchase and payment of foreign exchange in accordance with these Regulations. To open foreign exchange accounts elsewhere in China or abroad, organizations in China shall apply to a Foreign Exchange Administration.

Upon approval, foreign investment enterprises may select a bank in the place where they are registered which operates foreign exchange business with which to open a foreign exchange operating account for their foreign exchange revenue relating to current account items.

Article 41. Banks which operate foreign exchange business and organizations in China whose business involves settlement, purchase and payment of foreign exchange shall unconditionally accept supervision and inspection by the Foreign Exchange Administrations and shall produce and submit relevant information. Those that violate these Regulations may be penalized by a Foreign Exchange Administration by means of issuance of a warning, confiscation of the illegal income or imposition of a fine. If a bank which operates foreign exchange business violates these Regulations and the circumstances are serious, a Foreign Exchange Administration may penalize such bank by suspending its business of settling and selling of foreign exchange.

CHAPTER 5. SUPPLEMENTARY PROVISIONS

Article 42. The State Administration of Foreign Exchange shall be in charge of interpreting these Regulations.

Article 43. These Regulations shall be implemented from July 1, 1996. The *Provisional Regulations for Administration of the Settlement, Sale, and Payment of Foreign Exchange* promulgated on March 26, 1994 shall simultaneously be repealed. In the event of any conflict between other regulations and these Regulations, these Regulations shall prevail.

RECEIVED
2008 MAY 13 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中国人民银行关于进一步改革外汇管理体制的公告

（１９９３年１２月２８日）

为促进社会主义市场经济体制的建立和进一步对外开放，推动我国国民经济的持续、快速、健康发展，根据国务院决定，从１９９４年１月１日起，进一步改革我国的外汇管理体制。现公告如下：

一、实行外汇收入结汇制，取消外汇分成

境内所有企事业单位、机关和社会团体的各类外汇收入必须及时调回境内。属于下列范围内的外汇收入（外商投资企业除外），均须按银行挂牌汇率，全部结售给外汇指定银行：

１．出口或转口货物及其他交易行为取得的外汇；

２．交通运输、邮电、旅游、保险等业提供服务和政府机构往来取得的外汇；

３．银行经营外汇业务应上缴的外汇净收入，境外劳务承包和境外投资应调回境内的外汇利润；

４．外汇管理部门规定的其他应结售的外汇；

下列范围内的外汇收入，允许在外汇指定银行开立现汇帐户：

１．境外法人或自然人作为投资汇入的外汇；

２．境外借款和发行债券、股票取得的外汇；

３．劳务承包公司境外工程合同期内调入境内的工程往来款项；

４．经批准具有特定用途的捐赠外汇；

５．外国驻华使领馆、国际组织及其他境外法人驻华机构的外汇；

６．个人所有外汇。

上述范围内用于支付境内费用的部分，均应向外汇指定银行兑换人民币办理支付。

取消现行的各类外汇留成、上缴和额度管理制度，对现有留成外汇额度余额和前述允许开立现汇帐户范围以外的现汇存款，按以下原则处理：

留成外汇额度余额允许按１９９３年１２月３１日公布的外汇牌价继续使用。对汇率并轨前已办理结汇，尚未分配入帐的留成外汇额度，应在１９９４年１月３１日以前办完入帐，也允许按１９９３年１２月３１日公布的外汇牌价继续使用。

前述允许开立现汇帐户范围以外的现汇存款，在实行结汇制后，可继续保留原有现汇帐户，只许支用，不许存入，用完为止。帐户内余额允许用于经营项目支付、偿还外汇债务或向银行结售。

二、实行银行售汇制，允许人民币在经常项目下有条件可兑换

在实行售汇制后，取消经常项目正常对外支付用汇的计划审批。境内企事业单位、机关和社会团体在此项下的对外支付用汇，持如下有效凭证，用人民币到外汇指定银行办理兑付：

１．实行配额或进口控制的货物进口，持有关部门颁发的配额、许可证或进口证明以及相应的进口合同；

2．实行自动登记制的货物进口，持登记证明和相应的进口合同；

3．除上述两项以上，其他符合国家进口管理规定的货物进口，持进口合同和境外金融机构的支付通知书；

4．非贸易项下的经营性支付，持支付协议或合同和境外金融、非金融机构的支付通知书。

非经营性支付购汇或购提现钞，按财务和外汇管理有关规定办理。对向境外投资、贷款、捐赠的汇出，继续实行审批制度。

作为一项过渡措施，改革初期对出口企业按结汇额的５０％在外汇指定银行设立台帐。出口企业出口所需用汇及贸易从属费，持前述有效凭证，由银行在其台帐余额内办理兑付。出口企业出口所需用汇，超过台帐余额的部分，仍可以按国家规定的办法，持有效凭证到外汇指定银行办理兑付。

三、建立银行间外汇市场，改进汇率形成机制，保持合理及相对稳定的人民币汇率

实行银行结汇、售汇制后，建立全国统一的银行间外汇交易市场。外汇指定银行是外汇交易市场的主体。银行间外汇交易市场主要职能是为各外汇指定银行相互调剂余缺和清算服务。银行间外汇交易市场，由中国人民银行通过国家外汇管理局监督管理。

１９９４年1月1日开始，实行人民币汇率并轨。并轨后的人民币汇率，实行以市场供求为基础的、单一的、有管理的浮动制。由中国人民银行根据前一日银行间外汇交易市场形成的价格，每日公布人民币对美元交易的中间价，并参照国际外汇市场变化，同时公布人民币对其他主要货币的汇率。各外汇指定银行以此为依据，在中国人民银行规定的浮动幅度范围内自行挂牌，对客户买卖外汇。在稳定境内通货的前提下，通过银行间外汇买卖和中国人民银行向外汇交易市场吞吐外汇，保持各银行挂牌汇率的基本一致和相对稳定。

四、强化外汇指定银行的依法经营和服务职能

外汇指定银行办理结汇所需人民币资金原则上应由各银行用自有资金解决。国家对外汇指定银行的结算周转外汇实行比例管理。各银行结算周转外汇的比例，由中国人民银行根据其资产和外汇结算工作量核定。各银行持有超过其高限比例的结算周转外汇，必须出售给其他外汇指定银行或中国人民银行；持有结算周转外汇降到低限比例以下时，应及时从其他外汇指定银行或中国人民银行购入补足。

为使有远期支付合同或偿债协议的用汇单位避免汇率风险，外汇指定银行可依据有效凭证办理人民币与外币的保值业务。

各外汇指定银行要保持合理的资产负债结构，按规定办理结汇、售汇和开户、存贷等业务，努力提高服务质量，降低服务费用，依法经营，公平竞争。

五、严格外债管理，建立偿债基金，确保国家对外信誉

对境外资金的借用和偿还，国家继续实行计划管理、金融条件审批和外债登记制度。为境外法人（含中资控股的机构和企业）借款出具担保，必须严格按照国家外汇管理局《境内机构对外提供外汇担保管理办法》办理。

为确保国家的对外信誉，必须加强外债偿还的管理，继续实行“谁借谁还”的原则。债务人应加强对借用外债项目的管理，提高项目的经济效益和创汇能力。国家鼓励和支持各地区、有关部门和外债较多的企业按债务余额的一定比例建立偿债基金，在外汇指定银行开立现汇帐户存储。国家批准的专项还贷出口收汇，可以直接进入该帐户。专户资金只能用于对外支付本息，不得转移或用于其他支付。

债务人还本付息应从其偿债基金专户中支付，如发生困难，经外汇管理部门审查批准，根据借款协议，凭外债登记证和还本付息核准凭证，用人民币到外汇指定银行办理兑付。债务人要求在贷款协议规定到期日之前提前对外偿付的，须按规定经外汇管理部门批准。未办理登记手续的外债和境内机构违反规定为境外法人借债提供担保引起的支付责任，各银行不得擅自为其办理对外支付。

已发放的境内金融机构自营外汇贷款，债务人可用创汇收入直接偿还，也可按贷款协议规定，用人民币向外汇指定银行购汇偿还。实行新体制后，境内金融机构借入境外贷款和吸收外币存款发放的贷款，仍采取贷外汇还外汇的方式，还款外汇按上述办法解决。

六、外商投资企业外汇管理体制仍维护现行办法

外商投资企业的外汇收入，允许在外汇指定银行或境内外资银行开立现汇帐户。外商投资企业在国家规定允许的范围内对外支付和偿还境内金融机构外汇贷款本息，可从其现汇帐户余额中直接办理；超出现汇帐户余额的生产、经营、还本付息和红利汇出的用汇，由国家外汇管理部门根据国家授权部门批准的文件及合同审核批准后，向外汇指定银行购买。

七、取消境内外币计价结算，禁止外币在境内流通

自１９９４年１月１日起，取消任何形式的境内外币计价结算；境内禁止外币流通和指定金融机构以外的外汇买卖；停止发行外汇券，已发行流通的外汇券，可继续使用，逐步兑回。

八、加强国际收支的宏观管理

加强对外汇收支和国际收支平衡情况及变化趋势的分析、预测，逐步完善我国国际收支的宏观调控体系。建立国际收支统计申报制度，加强对收、付汇和借还外债的核销、统计、监督和管理，堵塞漏洞，减少、杜绝外汇流失。各有关部门应密切配合，及时协调、解决工作中出现的问题，确保外汇管理体制改革的顺利实施。

RECEIVED
2008 MAY 13 P 1:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT OF THE PEOPLE'S BANK OF CHINA CONCERNING FURTHER REFORM OF THE FOREIGN EXCHANGE CONTROL SYSTEM

(Dated December 28, 1993.)

In accordance with a decision of the State Council, commencing on January 1, 1994 the state will further reform its foreign exchange control system with a view to promoting the establishment of the system of socialist market economy and the further opening to the outside world, and to facilitate the continuous, rapid and healthy development of the national economy.

This Announcement is hereby formulated as follows:

I. Implementing the Foreign Exchange Settlement System and Abolishing the Previous Foreign Exchange Retention System

All enterprises, institutions, state organs and non-governmental bodies inside China must promptly repatriate all their foreign exchange revenue back to China. The following foreign exchange revenue (except for that of enterprises with foreign investment) shall, in its full amount, be sold to a designated foreign exchange bank (a "DFXB") at such bank's posted foreign exchange rates:

(1) foreign exchange obtained from exports, reexports or other transactions;

(2) foreign exchange obtained from services rendered in such industries as communications and transport, post and telecommunications, tourism and insurance, and from dealings between government organizations;

(3) net foreign exchange revenue from foreign exchange activities which should be turned over to the state by banks, and foreign exchange profits earned from labor services, project contracting and investment overseas which should be repatriated back to China;

(4) any other foreign exchange which should be settled and sold according to the stipulations of the foreign exchange control authorities.

A foreign exchange current account may be opened with a DFXB for the following foreign exchange revenue:

(1) foreign exchange remitted for investment to China by legal or natural persons outside China;

(2) foreign exchange secured from borrowings, and from the issuance of bonds or shares, outside China;

(3) foreign exchange on a current account opened for an overseas engineering project repatriated back to China by a labor service and project contracting company during the contract term of the project;

(4) foreign exchange donations that, upon approval, have been earmarked for specific purposes;

(5) foreign exchange in the possession of foreign embassies and consulates in China and establishments in China of international organizations and other foreign legal persons;

(6) foreign exchange owned by individuals.

That portion of the above funds used to pay domestic expenses in China shall be converted into Renminbi ("RMB") at a DFXB in order to effect such payments.

The various systems currently in effect in respect of the retention, turning over and quota control of foreign exchange will be abolished. Remaining quotas in relation to the retention of foreign exchange, and foreign exchange deposits other than the foregoing ones for which the opening of foreign exchange remittance accounts is permitted, shall be handled in accordance with the following principles:

The remaining quotas in relation to the retention of foreign exchange are permitted to be used at the rate published on December 31, 1993. The quotas in relation to the retention of foreign exchange that have been settled before the unification of the exchange rates, but which have not been distributed and credited to an account, shall be credited to an account before January 31, 1994, and the same shall also be permitted to be used at the exchange rate published on December 31, 1993.

Foreign exchange deposits (other than the above-mentioned ones for which the opening of foreign exchange remittance accounts is permitted) may, after introduction of the foreign currency settlement system, be kept in the original foreign exchange remittance account, into which no further deposits are permitted, but from which withdrawals are permitted, until such account is fully depleted. The balance of the account may be used for payments in relation to recurring items and payments of foreign exchange debts, or be settled and sold to banks.

2. Practicing the System of Foreign Exchange Sales by Banks and Permitting Conditional Conversion Into Foreign Exchange of RMB for Payments in Relation to Recurring Items

After introduction of the foreign exchange sales system, approval of plans for the use of foreign exchange for normal payments to payees outside China in relation to recurring items will be no longer required. Enterprises, institutions, government organs and non-governmental bodies in China shall, when making payments to payees outside China in relation to such items, convert RMB into foreign exchange and make payment at a DFXB on the strength of the following valid documents:

(1) for the import of goods under quota or import control, on the strength of the import quotas, licenses or certificates issued by the departments concerned, and the relevant import contracts;

(2) for the import of goods subject to the voluntary registration system, on the strength of the registration certificates and relevant import contracts;

(3) for the import of goods in conformity with the state's import controls other than those mentioned in (a) and (b) above, on the strength of the import contracts and debit notes of the overseas financial institutions;

(4) for non-trade operational payments, on the strength of the payment agreements or contracts, and debit notes of the overseas financial or non-financial institutions.

Purchase of foreign exchange or purchase and withdrawal of bank notes for non-operational payments will be processed pursuant to the relevant stipulations concerning financial affairs and foreign exchange control. Remittance of foreign exchange abroad for the purpose of investment, loans and donations shall still be subject to approval.

As a transitional measure at the initial stage of the reform, exporting enterprises will be required to open accounts of records with a DFXB in the amount of 50% of the foreign exchange settled. Conversion of foreign exchange needed by exporting enterprises for exports and expenses incidental to trade shall be executed by the bank with the balance of the accounts of records. The conversion and payment of foreign exchange exceeding the balance needed by exporting enterprises for exports may still be processed at a DFXB with valid documents, pursuant to the state's stipulations.

3. Establishing An Inter-bank Foreign Exchange Swap Market, Improving the Mechanism for Setting Exchange Rates, and Maintaining Appropriate and Relatively Stable RMB Exchange Rates

After introduction of the system of foreign exchange settlements and sales by banks, a nation-wide unified inter-bank foreign exchange swap market will be established. DFXBs shall form the main body of the foreign exchange swap market. The main function of the inter-bank foreign exchange swap market will be to regulate supply and demand and effect settlement between DFXBs. The inter-bank foreign exchange swap market will be supervised by the People's Bank of China through the State Administration of Foreign Exchange.

The RMB exchange rates will be unified commencing on January 1, 1994. The RMB exchange rate after unification will adopt a single and regulated floating system based on market supply and demand. The People's Bank of China will publish the median exchange rate of the RMB against the US dollar every day, which will be based on the trading price of the previous day on the inter-bank foreign exchange swap market. It will also publish the RMB's rate against other major foreign currencies with reference to the fluctuation on the international foreign exchange market. Each DFXB will, on that basis, post its own rates within the

fluctuation limits set by the People's Bank of China, and buy and sell foreign exchange from and to its customers. Provided domestic currency is stabilized, rates posted by different banks will be kept basically the same and relatively stable through inter-bank foreign exchange buying and selling and through foreign exchange buying and selling by the People's Bank of China from and to the foreign exchange swap market.

4. Strengthening the DFXBs' Functions in Respect of Operations and Services in Accordance with the Law

RMB funds needed by a DFXB for foreign exchange settlements will, in principle, come from its own funds. The state will establish a system of proportionate control of working foreign exchange for settlements. The proportion of such foreign exchange for each DFXB will be approved by the People's Bank of China according to its assets and its volume of foreign exchange settlements. Whenever the amount of working foreign exchange for settlement purposes held by a bank exceeds the maximum approved proportion, the bank must sell the excess amount to other DFXBs or to the People's Bank of China; and whenever the working foreign exchange for settlement purposes held by a DFXB falls below the minimum approved proportion, it shall promptly eliminate the shortfall by purchases from other DFXBs or the People's Bank of China.

In order to protect those units using foreign exchange which have entered into a forward contract or a debt payment agreement against exchange risks, a DFXB may carry out RMB and foreign currency hedging business in accordance with valid documents.

DFXBs shall maintain an appropriate ratio of assets and liabilities, and carry out such activities as foreign exchange settlements, sales, account opening, accepting deposits and lending funds pursuant to regulations. They shall try their best to improve their services and lower service expenses, and operate banking business in accordance with the laws and principles of fair competition.

5. Tightening Control of Foreign Debts and Establishing Funds for Payment of Foreign Debts So As To Maintain China's International Reputation

With regard to the borrowings and repayments of foreign funds, the state will continue its current practices of control through planning, examination and approval of financial terms, and foreign debt registration. Loan guarantees to legal persons outside China (including institutions and enterprises with a Chinese controlling interest) shall be issued in strict compliance with the *Measures of the State Administration of Foreign Exchange for Administration of the Provision of Foreign Exchange Guarantees to Foreign Parties by Organizations in China.*

In order to maintain the state's international reputation, the control of payments of foreign debts must be strengthened, and the current principle that "those who have borrowed shall be responsible for repayment" must be observed. Debtors shall strengthen the management of projects using foreign loans, and improve the economic performance and foreign currency generating capabilities of such projects. The state encourages and supports the relevant localities, departments, and enterprises with large foreign debts to establish payment funds in

proportion to the balance of their foreign debts, and open foreign exchange current accounts with a DFXB for deposit of such funds. Export earnings to be used for the repayment of specific loans, where such scheme has been approved by the state, may be directly deposited into such accounts. Funds in such special accounts may be used only for repayment of the principal of foreign debts together with the interest thereon, and may not be transferred or used for other payments.

A debtor shall repay the principal of its debts, and pay the interest thereon, with the funds in the special account opened for debt payment. However, in case of difficulties, it may, after examination and approval by the foreign exchange control authorities, convert RMB into foreign exchange and make payment at a DFXB on the basis of the loan agreement upon presentation of the foreign debt registration certificate and the approval document for repayment of the principal together with interest. In the event a debtor requests payment of a foreign debt prior to the due date set by the loan agreement, approval of such prepayment from the foreign exchange control authorities is required. With regard to unregistered foreign debts and payment liabilities arising from a loan guarantee issued in violation of stipulations to an overseas legal person by a domestic institution, no bank is permitted to make the payments therefor without authorization.

The outstanding foreign exchange loans granted by a domestic financial institution on its own account may be repaid by the debtors, either directly with their earnings generated in foreign currency, or with foreign exchange purchased from a DFXB as provided for in the loan agreement. After introduction of the new system, loans granted by a domestic financial institution with foreign loans and/or with foreign exchange deposits shall still be repaid in foreign exchange, and foreign exchange used for such repayments will be obtained by the method above.

6. Maintaining the Current System of Foreign Exchange Control with Regard to Foreign Investment Enterprises

Foreign investment enterprises are permitted to open foreign exchange remittance accounts for their foreign exchange revenue with a DFXB or a wholly foreign-owned bank in China. When foreign investment enterprises make payments to payees outside China or repay the principal of, and pay interest on, foreign exchange loans granted by domestic financial institutions within the limits stipulated by the state, such payments or repayments may be made directly with the balance of their foreign exchange remittance accounts. Such amount of foreign exchange in excess of the balance as is used for production, operation, repayment of principal, payment of interest and outward remittance of profit shares shall, after examination and approval by the exchange control authorities of the state, be purchased from a DFXB in accordance with the documents and contracts approved by the authorized departments of the state.

7. Abolishing the Practice of Pricing and Payment in Foreign Currency In China and Banning the Circulation of Foreign Currency In China

Commencing on January 1, 1994, the pricing and payment in foreign currency in any form in China will be abolished; the circulation of foreign currency in China and purchases and sales of foreign exchange other than by designated financial institutions will be banned; foreign exchange certificates (FECs) will no longer be issued, and FECs in circulation may continue to

be used and shall be gradually withdrawn by banks.

8. Strengthening Macromanagement of the International Balance of Payments

The work of analyzing the present situation and forecasting future trends in foreign exchange revenue and expenditure as well as in the international balance of payments shall be strengthened, and China's system of macrocontrol of the international balance of payments shall be gradually perfected. A system for gathering statistics and reporting in relation to the international balance of payments shall be established and the practices in relation to the auditing and confirmation of, gathering of statistics in relation to, and the supervision and control of foreign exchange receipts and payments and the incurring and payment of foreign debts shall be improved in order to stop up loopholes and to reduce and eliminate the foreign exchange drain. All the relevant departments shall cooperate closely, coordinate their activities in a timely manner, and resolve problems in their work together so as to ensure the smooth implementation of the reform of the foreign exchange control system.

